Form 20-F
period 2007-12-31
Gafisa S.A.
filed 2008-06-18
CIK 1389207

As filed with the Securities and Exchange Commission on June 18, 2008
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
   (Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report……………………
For the transition period from ________________ to ________________

Commission file number: 001-33356
_________________________

  GAFISA S.A.
  (Exact name of Registrant as specified in its charter)
_________________________

GAFISA S.A.
(Translation of Registrant’s name into English)
The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Av. Nações Unidas No. 8,501, 19th Floor
05425-070 - São Paulo, SP - Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e-mail: ri@gafisa.com.br
Att.: Alceu Duílio Calciolari - Chief Financial Officer and Investor Relations Officer
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value*	New York Stock Exchange

*           Traded only in the form of American Depositary Shares (as evidenced by American Depositary Receipts), each representing two common shares which are registered under the Securities Act of 1933.
_________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
  None
  Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
  None
_________________________

  Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

  The number of outstanding shares of each class as of December 31, 2007.

Title of Class	Number of Shares Outstanding
Common Stock	132,577,093*

*           Includes 3,124,972 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     ☒    Yes   ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes     ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     ☒ Yes    ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☒   Large Accelerated Filer         ☐  Accelerated Filer       ☐   Non-accelerated Filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:     ☐ U.S GAAP    ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒ Other      If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17   ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).       ☐  Yes        ☒  No

____________________

INTRODUCTION

In this annual report, references to “Gafisa,” “we,” “our,” “us,” “our company” and “the company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” are to generally accepted accounting principles in Brazil and references to “U.S. GAAP” are to generally accepted accounting principles in the United States. All references to “American Depositary Shares” or “ADSs” are to Gafisa’s American Depositary Shares, each representing two common shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. We prepare our financial statements in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No.10,303/01 and Brazilian Law No. 11,638/07, which we refer to hereinafter as “Brazilian corporate law”;

•	the rules and regulations of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•
the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the “IBRACON,” and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC.”

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or IFRS, for the consolidated financial statements of financial institutions and publicly-held companies. As a result, on December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil as from the year ended on December 31, 2008. When we reconcile our financial statements to IFRS to comply with this requirement and Brazilian GAAP migrates toward IFRS, percentage of completion accounting is unlikely to be acceptable (IFRIC D21). As a result, our financial statements may be materially different from those presented under Brazilian GAAP.

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of shareholders’ equity and net income as determined under Brazilian GAAP and under U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect income statement and balance sheet information for all of our subsidiaries, and also break out the interest of minority shareholders therein. With respect to our jointly-controlled entities, as a result of the existence of shareholders agreements, we consolidate income statement and balance sheet information relating to those entities in proportion to the equity  interest we hold in the capital of such investee.

In 2006, we changed the Brazilian GAAP accounting practice adopted with respect to the deferral of selling expenses and presentation of construction costs and have amended our Brazilian GAAP financial statements for the years ended December 31, 2006, (retrospectively). See note 3(v) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented have been modified to reflect such new accounting practices.

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company (Empresa Brasileira de Estudos de Patrimônio), or the “EMBRAESP,” the Association of Managers of Real Estate Companies (Associação de Dirigentes de Empresas do Mercado Imobiliário), or the “ADEMI,” the Brazilian Association of Real Estate Credit and Savings Entities (Associação Brasileira das Entidades de Crédito Imobiliário e Poupança), or the “ABECIP,” the Real Estate Companies’ Union (Sindicato das Empresas de Compra, Venda, Locação e Adminsitração de Imóveis Residenciais e Comerciais), or the “SECOVI,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE” and the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank,” among others. Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

Rounding and Other Information

Some percentages and certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables in this annual report may not be an arithmetic aggregation of the figures that precede them.

In this annual report, all references to “contracted sales” are to the aggregate amount of sales resulting from all agreements for the sale of units (including residential communities and land subdivisions) entered into during a certain period, including new units and units in inventory.

In addition, we present information in square meters in this annual report. One square meter is equal to approximately 10.76 square feet.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3.D. Key Information—Risk Factors.”

The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify estimates and forward-looking statements. Estimates and forward-looking statements speak only as of the date they were made, and we undertake no obligation to update or to review any estimate and/or forward-looking statement because of new information, future events or other factors. Estimates and forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Our future results may differ materially from those expressed in these estimates and forward-looking statements. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this annual report might not occur and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive of, but not limited to, the factors mentioned above.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIME TABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.   Selected Financial Data

The following selected financial data have been derived from our financial statements. The selected financial data as of December 31, 2007, 2006 and 2005 and for the three years ended December 31, 2007 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data as of December 31, 2004 and 2003 and for the two years ended December 31, 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see notes to our audited consolidated financial statements included elsewhere in this annual report. In 2006, we changed the Brazilian GAAP accounting practice adopted with respect to the deferral of selling expenses and presentation of construction costs and have amended our Brazilian GAAP financial statements for the years ended December 31, 2006 (retrospectively). See note 3(v) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented have been modified to reflect such new accounting practices.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

Solely for convenience of the reader, certain amounts included in the tables below and elsewhere in this annual report have been converted from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of December 31, 2007 of R$1.771 to US$1.00 or the indicated dates (subject to rounding adjustments). These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

	As of and For the Year Ended December 31,
	2007(1)		2007		2006		2005		2004(2)		2003
	(in thousands except per share, per ADS and operating data)(3)

Income statement data:
Brazilian GAAP:
Gross operating revenue	US$	687,573	R$	1,217,692	R$	697,479	R$	480,774	R$	439,254	R$	428,721
Net operating revenue		661,871		1,172,174		663,847		457,024		416,876		410,621
Operating costs		(449,980)		(796,914)		(465,795)		(318,211)		(292,391)		(268,672)
Gross profit		211,891		375,260		198,052		138,813		124,485		141,949
Operating expenses, net(4)		(115,213)		(204,042)		(103,371)		(79,355)		(59,688)		(70,952)
Stock issuance expenses		(17,038)		(30,174)		(27,308)		—		—		—
Financial income (expenses), net		7,993		14,155		(11,943)		(31,162)		(34,325)		(17,095)
Non-operating income (expenses), net		—		—		—		(1,024)		(1,450)		—
Income before taxes on income, statutory profit sharing and minority interest		87,633		155,199		55,430		27,272		29,022		53,902

	As of and For the Year Ended December 31,
	2007(1)		2007		2006		2005		2004(2)		2003
	(in thousands except per share, per ADS and operating data)(3)
Taxes on income		(17,474)		(30,946)		(6,024)		3,405		(5,575)		(10,471)
Statutory profit sharing		(1,265)		(2,240)		(3,350)		—		—		—
Minority interest		(4,749)		(8,410)		—		—		—		—
Net income		64,145		113,603		46,056		30,677		23,447		43,431
Share and ADS data(3):
Earnings per share—R$ per share		0.4955		0.8775		0.4455		1.2457		1.2188		2.2576
Number of preferred shares outstanding as at end of period		—		—		—		16,222,209		11,037,742		11,037,742
Number of common shares outstanding as at end of period		129,452,121		129,452,121		103,369,950		8,404,185		8,199,743		8,199,743
Earnings per ADS—R$ per ADS (pro forma)(5)		0.9910		1.7551		0.8911		2.4914		2.4376		4.5152
U.S. GAAP:
Net operating revenue		615,828		1,090,632		674,740		439,011		442,913		—
Operating costs		(488,852)		(865,756)		(503,172)		(329,775)		(339,653)		—
Gross profit		126,976		224,876		171,568		109,236		103,260		—
Operating expenses, net		(107,527)		(190,430)		(139,188)		(77,305)		(52,770)		—
Financial income (expenses), net		15,383		27,243		4,022		(17,684)		(31,645)		—
Income before income taxes, equity in results and minority interest		34,832		61,689		36,402		14,247		18,845		—
Taxes on income		(1,122)		(1,988)		(11,187)		(1,886)		(3,530)		—
Equity in results		4,799		8,499		894		22,593		11,674		—
Minority interest		(2,675)		(4,738)		(1,125)		(571)		252		—
Cumulative effect of a change in an accounting principle:		-		—		(157)		—		—		—
Net income(6)		35,834		63,462		24,827		34,383		27,241		—

Per share and ADS data(3):
Per preferred share data—R$ per share
Earnings per share—Basic		—		—		0.1518		0.6056		0.4910		—
Earnings per share—Diluted		—		—		0.1498		0.6023		0.4910		—
Weighted average number of shares outstanding – in thousands		—		—		1,701		42,803		33,113		—
Dividends declared and interest on shareholders’ equity		—		—		—		—		—		—
Per common share data—R$ per share:
Earnings per share—Basic		0.2844		0.5036		0.2487		0.3469		0.4464		—
Earnings per share—Diluted		0.2831		0.5013		0.2458		0.3453		0.4464		—
Weighted average number of shares outstanding – in thousands		126,032		126,032		98,796		24,394		24,599		—
Dividends declared and interest on shareholders’ equity		15,235		26,981		10,938		—		—		—
Per ADS data—R$ per ADS(5):
Earnings per ADS—Basic (pro forma)(5)		0.5687		1.0072		0.4974		0.6938		0.8928		—
Earnings per ADS—Diluted (pro forma)(5)		0.5661		1.0026		0.4916		0.6907		0.8928		—
Weighted average number of ADSs outstanding – in thousands		63,016		63,016		48,398		12,197		12,300		—
Dividends declared and interest on shareholders’ equity		15,235		26,981		10,938		—		—		—

Balance sheet data:
Brazilian GAAP:
Cash, bank and financial investments	US$	290,484	R$	514,447	R$	266,159	R$	133,891	R$	45,888	R$	34,382
Properties for sale		521,915		924,311		440,989		304,329		237,113		177,169
Working capital(7)(12)		781,787		1,384,544		802,810		464,589		205,972		192,087
Total assets		1,666,004		2,950,493		1,494,217		944,619		748,508		856,308
Total debt(8)		389,247		689,356		295,443		316,933		151,537		194,400
Total shareholders’ equity		864,350		1,530,763		814,087		270,188		146,469		122,503

	As of and For the Year Ended December 31,
	2007(1)	2007	2006	2005	2004(2)	2003
	(in thousands except per share, per ADS and operating data)(3)
U.S. GAAP:
Cash, bank and financial investments	294,769	522,036	260,919	136,153	42,803	—
Properties for sale	643,862	1,140,280	483,411	376,613	214,744	—
Working capital(7)(12)	731,325	1,295,176	788,351	473,794	195,392	—
Total assets	1,631,304	2,889,040	1,633,886	901,387	601,220	—
Total debt(8)	387,648	686,524	289,416	294,149	141,476	—
Total shareholders’ equity	814,156	1,441,870	795,251	290,604	160,812	—

Cash flow provided by (used in):
Brazilian GAAP
Operating activities	(280,073)	(496,010)	(306,243)	(112,947)	23,616	—
Investing activities	(63,381)	(112,247)	(8,577)	(5,576)	(1,509)	—
Financing activities	483,650	856,545	447,087	206,526	10,601	—

Operating data:
Number of new developments	—	53	30	21	11	20
Number of units launched(9)	—	10,315	3,052	2,363	1,132	1,790
Launched usable area (m2)(10)	—	1,927,821	407,483	502,520	233,393	179,437
Sold usable area (m2)(10)	—	2,364,173	357,723	372,450	131,275	185,273
Units sold	—	6,120	3,049	1,795	1,192	1,595
Average sales price (R$/m2)(10)(11)	—	2,835	3,045	2,878	2,934	2,822

(1)	Translated using the exchange rate as reported by the Central Bank as of December 31, 2007 for reais into U.S. dollars of R$1.771 to US$1.00.

(2)
The financial information in relation to receivables from clients, properties for sale, real estate development obligations, other current liabilities, working capital, total assets and unearned income from property sales from 2004 and thereafter is not comparable to prior periods as a result of the adoption of CFC Resolution No. 963 for real estate developments launched after January 1, 2004. See “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies and Estimates.”

(3)
On January 26, 2006, all our preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on January 27, 2006. All U.S. GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on January 27, 2006.

(4)	Excludes stock issuance expenses.

(5)	Earnings per ADS is calculated based on each ADS representing two common shares.

(6)	The following table sets forth reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders:

	As of and For the Year Ended December 31,
	2007	2006	2005	2004

Reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (Basic)	63,462	24,827	34,383	27,241
Preferred Class G exchange*	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	(258)	(16,334)	(16,260)
U.S. GAAP net income available to common shareholders (Basic earnings)	63,462	24,569	8,463	10,981
Reconciliation from US GAAP net income to US GAAP net income available to common shareholders (Diluted):
US GAAP net income	63,462	24,827	34,383	27,241

	As of and For the Year Ended December 31,
	2007	2006	2005	2004

Preferred Class G exchange*	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	—	(259)	(16,373)	(16,260)
US GAAP net income available to common shareholders (Diluted earnings)	63,462	24,568	8,424	10,981

*
Pursuant to EITF Topic D-42 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

(7)	Working capital equals current assets less current liabilities.

(8)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(9)	The units delivered in exchange for land pursuant to swap agreements are not included.

(10)	One square meter is equal to approximately 10.76 square feet.

(11)
The average sales price in reais per square meter excludes land subdivisions. The average sales value in reais per square meter, including land subdivisions, was R$1,137, R$2,776, R$1,291, R$2,061 and R$2,580 in 2007, 2006, 2005, 2004 and 2003, respectively.

(12)
With the objective of improving the presentation of the classification between current and non current assets, we reclassified certain amounts to non current. Amounts were not considered to have materially affected the presentation of the financial statements taken as a whole.  See note 3 (v) of our financial statements.

Exchange Rates.

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the “Commercial Market,” and the floating rate exchange market, or the “Floating Market.” The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

On March 4, 2005, the Central Bank issued Resolution No. 3,265, providing for several changes in Brazilian foreign exchange regulation, including: (1) the unification of the foreign exchange markets into a single exchange market; (2) the easing of several rules for acquisition of foreign currency by Brazilian residents; and (3) the extension of the term for converting foreign currency derived from Brazilian exports. It is expected that the Central Bank will issue further regulations in relation to foreign exchange transactions, as well as on payments and transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as the international transfer of reais), including those made through the so-called non-resident accounts (also known as CC5 accounts).

From March 1995 through January 1999, the Central Bank allowed the gradual devaluation of the real against the U.S. dollar under an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate. Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange rate band. Because the pressure did not ease, on January 15, 1999, the Central Bank abolished the band system and allowed the real to float freely.

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 8.8%, 13.4%, 9.5% and 20.7%, respectively. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2003	R$	2.889	R$	3.242	R$	2.822	R$	3.662
December 31, 2004		2.654		2.930		2.654		3.205
December 31, 2005		2.341		2.463		2.163		2.762
December 31, 2006		2.138		2.215		2.059		2.371
December 31, 2007		1.771		1.793		1.762		1.823
Month Ended:
January 2008		1.760		1.786		1.741		1.830
February 2008		1.683		1.720		1.672		1.768
March 2008		1.749		1.716		1.679		1.753
April 2008		1.687		1.705		1.657		1.753
May 2008		1.629		1.662		1.629		1.694
June 2008 (through June 17)		1.613		1.628		1.613		1.643

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On June 17, 2008, the selling rate was R$1.613 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at June 17, 2008 may not be indicative of future exchange rates.

We have translated certain amounts included in “Item 3.A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of December 31, 2007 of R$1.771 to US$1.00 or the indicated dates (subject to rounding adjustments). These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

B.    Capitalization and Indebtedness

Not applicable.

C.   Reasons for the Offer and Use of Proceeds

Not applicable.

D.   Risk Factors

This section is intended to be a summary of the more detailed discussion included elsewhere in this annual report. Our business, results of operations, financial condition or prospects could be adversely affected if any of these risks occurs, and as a result, the trading price of our common shares and ADSs could decline. The risks described below are those known to us and those that we currently believe may materially affect us.

Risks Relating to Our Business and to the Brazilian Real Estate Industry

Our business and results of operations may be adversely affected by weaknesses in general economic, real estate and other conditions.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer confidence, stability of income levels and interest rates;;

•	availability of financing for land home site acquisitions, and the availability of construction and permanent mortgages;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.

Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we will have to sell homes at a loss or hold land in inventory longer than planned. For example, in 2003 and 2004, high interest rates in Brazil adversely affected consumer confidence which negatively impacted the sales of our units. Inventory carrying costs can be significant and can result in losses in a poorly performing project or market. We may be particularly affected by changes in local market conditions in São Paulo and Rio de Janeiro, where we derive a large portion of our revenue.

The real estate industry in Brazil is highly competitive. Failure to compete successfully could have a material adverse effect on our business, our financial condition and the results of our operations.

The Brazilian real estate industry is highly competitive and fragmented. We compete with Brazilian as well as international developers on availability and location of land, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnerships with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo and Rio de Janeiro, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

Problems with the construction and timely completion of our real estate projects may damage our reputation, expose us to civil liability and decrease our profitability.

The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that determine our reputation, and therefore our sales and growth. Delays in the construction of our projects or defects in materials and/or workmanship may occur. Any defects could delay the completion of our real estate projects, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. Construction projects often involve delays in obtaining, or the inability to obtain, permits or approvals from the relevant authorities. In the past, we have encountered circumstances where we had obtained the necessary environmental permits from state authorities, but we were prevented from commencing our construction due to investigations by the local prosecutor’s office in response to complaints regarding our tree-cutting activities. Such investigations delayed the start of construction by us and the delivery of completed units to our customers. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, or other events. In addition, we may encounter previously unknown conditions at or near our construction sites that may delay or prevent construction of a particular project. If we encounter a previously unknown condition at or near a site, we may be required to correct the condition prior to continuing construction and there may be a delay in the construction of a particular project. The occurrence of any one or more of these problems in our real estate projects could adversely affect our reputation and our future sales.

Construction delays, cost overruns and addressing newly discovered conditions may increase project development costs. In addition, delays in the completion of a project may result in a delay in the commencement of cash flow, which would increase our capital needs. We may also incur construction and other development costs for a project that exceed our original estimates due to increases over time in interest rates, material costs, labor costs or other costs. We may not be able to pass these increased costs on to purchasers and thus the increases may decrease our profitability.

Our inability to acquire adequate capital to finance our projects could delay the launch of new projects.

We expect that the continuing expansion and development of our business will require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. We may not be able to obtain future equity or debt financing on favorable terms, if at all. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

Changing market conditions may adversely affect our ability to sell our home inventories at expected prices, which could reduce our margins.

As a homebuilder, we must constantly locate and acquire new tracts of land for development and development home sites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed home sites and the time that we can bring the properties to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of 12 to 24 months. As a result, we face the risk that demand for housing may decline, costs of labor or materials may increase, interest rates may increase, currencies may fluctuate and political uncertainties may occur during this period and that we will not be able to dispose of developed properties at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in the economy cause a decrease in revenues from our properties. The market value of home inventories can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds unused to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with Brazilian GAAP if values decline.

We are subject to risks normally associated with permitting our purchasers to make payments in installments; if there are higher than anticipated defaults or if our costs of providing that financing increase, then our profitability could be adversely affected.

As is common in our industry, we and the special purpose entities, or “SPEs,” in which we participate permit some purchasers of the units in our projects to make payments in installments. As a result, we are subject to the risks associated with this financing, including the risk of default in the payment of principal or interest on the loans we make as well as the risk of increased costs for the funds raised by us. As of December 31, 2007, our receivables relating to such financing amounted to R$2.4 billion. Our customer default rate in the last five years was 2% and as a result, on average, we recovered 98 cents of every dollar loaned that is overdue. Our term sales agreements usually provide for an inflation adjustment linked to the National Index of Construction Cost (Índice Nacional de Custo da Construção), or “INCC,” during the construction phase of the projects, to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M,” after completion of the construction and 12% per annum fixed-rate interest rate after delivery of the units. If the rate of inflation increases, the loan payments under these term sales agreements may increase, which may lead to a higher rate of payment default. If the default rate among our purchasers increases, our cash generation and, therefore, our profitability could be adversely affected.

In the case of a payment default after the delivery of financed units, Brazilian law provides for the filing of a collection claim to recover the amount owed or to repossess the unit following specified procedures. The collection of overdue amounts or the repossession of the property is a lengthy process, which usually takes two years, and involves additional costs. It is uncertain that we can recover the full amount owed to us or that if we repossess the unit, we can re-sell the unit at favorable terms or at all.

If we or the SPEs in which we participate fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

We and the SPEs we participate in are subject to various federal, state and municipal laws and regulations, including those relating to construction, zoning, use of soil, environmental protection, historical patrimony and consumer protection. We are required to obtain, maintain and renew on a regular basis permits, licenses and authorizations from various governmental authorities in order to carry out our projects. We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to fines, project shutdowns, cancellation of licenses and revocation of authorizations or other restrictions on our ability to develop our projects, which could have an adverse impact on our financial condition. In addition, our contractors and subcontractors are required to comply with various labor and environmental regulations and tax obligations. Because we are secondary obligors to these contractors and subcontractors, if they fail to comply with these regulations or obligations, we may be subject to penalties by the relevant regulatory bodies.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. For example, we have encountered circumstances where we had obtained the necessary environmental permits from state authorities, but subsequently became subject to investigations by the local prosecutor’s office in response to complaints regarding our tree-cutting activities based on a different interpretation of the applicable regulations. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly.

If there is a scarcity of financing and/or increased interest rates, this may decrease the demand for real estate properties, which could negatively affect our business.

The scarcity of financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to purchase our products and services. A majority of the bank financing obtained by prospective buyers comes from the Housing Financial System (Sistema Financeiro de Habitação), or “SFH,” which is financed by funds raised from savings account deposits. The Brazilian Monetary Council (Conselho Monetário Nacional), or the “CMN,” might change the amount of such funds that banks are required to make available for real estate financing. If the CMN restricts the amount of available funds that can be used to finance the purchase of real estate properties, or if there is an increase in interest rates, there may be a decrease in the demand for our residential and commercial properties and for the development of lots of land, which may adversely affect our financial position and results of operations.

Because we recognize sales income from our real estate properties under the percentage of completion method of accounting, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

We recognize income from the sale of units in our properties based on the percentage of completion method of accounting, which requires us to recognize income as we incur the cost of construction. Revenue and total cost estimates are revised on a regular basis as the work progresses, and adjustments based upon the percentage of completion are reflected in contract revenue in the period when these estimates are revised. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported income, we will recognize a credit to or a charge against income, which could have an adverse effect on our previously reported revenue and income.

Our participation in SPEs creates additional risks, including potential problems in our financial and business relationships with our partners.

We invest in SPEs with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall in return for an increased share in the venture. In addition, under Brazilian law, the partners of an SPE may be liable for obligations of an SPE in particular areas, including tax, labor, environmental and consumer protection.

We may experience difficulties in finding desirable land tracts and increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Brazilian home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to continue to acquire suitable land at reasonable prices in the future.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, aluminum, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of these and other raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales. Any such cost increases could reduce our earnings to the extent we are unable to pass on these increased costs to our buyers.

If we are not able to implement our growth strategy as planned, or at all, our business, financial condition and results of operations could be adversely affected.

We plan to grow our business by selectively expanding to meet the growth potential of the Brazilian residential market. We believe that there is increasing competition for suitable real estate development sites. We may not find suitable additional sites for development of new projects or other suitable expansion opportunities.

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.

As of December 31, 2007, our total debt was R$689.4 million. For the fiscal year 2007, our annual debt service obligation was approximately R$68.7 million.

Our level of indebtedness could have important negative consequences for us. For example, it could:

•
require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase our vulnerability to adverse general economic or industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

•	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

•	restrict us from making strategic acquisitions or exploring business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our debt; and

•	place us at a competitive disadvantage compared to our competitors that have less debt.

Our indebtedness has variable interest rates. At December 31, 2007, the principal amount of our aggregate outstanding variable rate indebtedness was R$689.4 million. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately R$6.9 million on our earnings and cash flows, based on the debt level at December 31, 2007.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares or the ADSs.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil’s economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP;”

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	energy shortages;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

Uncertainty over whether the Brazilian government may implement changes in policy or regulations may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets as well as securities issued abroad by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect us and our business and results of operations and the market price of our common shares.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the IGP-M, the inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006 and 7.7% in 2007 and 4.7% for the five month period ended in May 2008. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the IBGE, the Brazilian price inflation rates were 5.7% in 2005, 3.1% in 2006 and 4.5% in 2007 and 2.9% for the five month period ended in May 2008. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our reais-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net sales or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares and the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. Debts of companies in the real estate industries, including ours, are subject to the fluctuation of market interest rates, as established by the Central Bank. Should such interest rates increase, the costs relating to the service of our debt obligations would also increase.

At December 31, 2007, all of our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and, the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses and our results of operations.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares or the ADSs.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil, whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

Changes in tax laws may increase our tax burden and, as a result, adversely affect our profitability.

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and some other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our Common Shares and the ADSs

International economic and market conditions, especially in the United States, may adversely affect the market price of the ADSs.

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. Because our ADSs are listed on the New York Stock Exchange, or the “NYSE” adverse market conditions and economic and/or politic crisis especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, are not directly exposed to the mortgage lending crisis in the United States, there are still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by the subprime crisis may affect the market prices of our ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs.

The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may cause the capital markets in other countries to fluctuate. Developments or adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from, and declines in the amount of foreign currency invested in, Brazil. For example, in 2001, after a prolonged recession, followed by political instability, Argentina announced that it would no longer continue to service its public debt. The economic crisis in Argentina negatively affected investors’ perceptions of Brazilian securities for several years. Economic or political crises in Latin America or other emerging markets may significantly affect perceptions of the risk inherent in investing in the region, including Brazil.

The Brazilian economy is also affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the “BOVESPA,” for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$1.4 trillion as of December 31, 2007 and an average daily trading volume of approximately US$2.6 billion for 2007. In comparison, “NYSE,” had a market capitalization of US$30.5 trillion as of December 31, 2007 and an average daily trading volume of approximately US$141 billion for 2007.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented approximately 61.4% of the aggregate market capitalization of the BOVESPA as of December 31, 2007. The top ten stocks in terms of trading volume accounted for approximately 14.9% of all shares traded on the BOVESPA in 2007. Gafisa’s average daily trading volume on the BOVESPA and in the NYSE in 2007 were US$13.8 million and US$13.6 million, respectively.

Shares eligible for future sale may adversely affect the market value of our common shares and the ADSs.

Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and the ADSs. We cannot predict what effect, if any, future sales of our shares or ADSs may have on the market price of our shares or the ADSs. Future sales of substantial amounts of such shares or the ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or the ADSs.

The economic value of your investment in our company may be diluted.

We may need additional funds and, in the case public or private financing is unavailable or if our shareholders decide, we may issue additional common shares. Any additional funds obtained by such a capital increase may dilute your interest in our company. Moreover, because we may pay the remaining 40% of Alphaville’s acquisition price with our common shares, you may experience additional dilution of your investment in our company. See “Item 4.A. Information on the Company—History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporate law method and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends in the total amount of approximately R$11 million, or R$0.11 per share, for fiscal year 2006. In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of approximately R$ 27 million, or R$0.21 per share, which were fully paid to our shareholders on April 29, 2008. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

Holders of ADSs may find it difficult to exercise voting rights at our shareholders’ meetings.

Holders of ADSs may exercise voting rights with respect to our common shares represented by ADSs only in accordance with the terms of the deposit agreement governing the ADSs. Holders of ADSs will face practical limitations in exercising their voting rights because of the additional steps involved in our communications with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in specified newspapers in Brazil. Holders of our common shares will be able to exercise their voting rights by attending a shareholders’ meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting from the ADR depositary following our notice to the depositary requesting the depositary to do so. To exercise their voting rights, holders of ADSs must instruct the ADR depositary on a timely basis. This voting process necessarily will take longer for holders of ADSs than for holders of our common shares. Common shares represented by ADSs for which no timely voting instructions are received by the ADR depositary from the holders of ADSs shall not be voted.

Holders of ADSs also may not receive the voting materials in time to instruct the depositary to vote the common shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have little, if any, recourse if the common shares underlying their ADSs are not voted as requested.

No single shareholder or group of shareholders holds more than 50% of our capital stock, which may increase the opportunity for alliances between shareholders as well as conflicts between them.

No single shareholder or group of shareholders holds more than 50% of our capital stock. There is no guidance in Brazilian corporate law for publicly-held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our new shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

Holders of ADSs will not be able to enforce the rights of shareholders under our by-laws and Brazilian corporate law and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company.

Holders of ADSs will not be direct shareholders of our company and will be unable to enforce the rights of shareholders under our by-laws and Brazilian corporate law.

Our corporate affairs are governed by our by-laws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are a corporation (sociedade anônima) organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Brazil only if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.

According to Law No. 10,833 of December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In these terms, gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil are subject to income of tax. There is no case law regarding the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts would apply it to dispositions of our ADSs between non-residents of Brazil. However, if a disposition of our ADSs is considered a disposition of assets, this tax law would result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil. See “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations—Gains.”

Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations”) will generally be treated as U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then, prevailing exchange may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares or the ADSs.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.

Holders of ADSs will be unable to exercise the preemptive rights relating to our common shares underlying ADSs unless a registration statement under the U.S. Securities Act of 1933, as amended, or the “Securities Act,” is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs. We may decide, in our discretion, not to file any such registration statement. If we do not file a registration statement or if we, after consultation with the ADR depositary, decide not to make preemptive rights available to holders of ADSs, those holders may receive only the net proceeds from the sale of their preemptive rights by the depositary, or if they are not sold, their preemptive rights will be allowed to lapse.

An exchange of ADSs for common shares risks loss of certain foreign currency remittance and Brazilian tax advantages.

The ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to our common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit non-Brazilian currency abroad unless they obtain their own certificate of foreign capital registration, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration.

If holders of ADSs do not qualify under Resolution CMN 2,689, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

If we are not able to adequately implement the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and are the subject of sanctions or investigation, our results of operations and our ability to provide timely and reliable financial information may be adversely affected.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are evaluating our internal control over financial reporting to allow management to report on, and our registered - independent public accounting firm to attest to, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, which we are required to comply with in our annual report which we will file in 2009 for our 2008 fiscal year. As a result, we expect to incur substantial additional expenses and diversion of management’s time. While we anticipate being able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our deadline, we cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure compliance adequacy. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company and could cause the price of our securities to fall. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information in a timely and reliable manner.

ITEM 4.  INFORMATION ON THE COMPANY

A.  History and Development of the Company

General

Gafisa S.A. is a corporation (sociedade anônima) organized under the laws of Brazil. We were incorporated on December 16, 1997 for an indefinite term.  Our registered and principal executive offices are located at Av.  Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed and geographically-diversified homebuilders in Brazil. Our core business is the development of high-quality residential buildings in attractive locations. We are also engaged in the development of land subdivisions, also known as residential communities, and affordable entry-level housing. In addition, we provide construction services to third parties.

Our agent for services of process in the United States is National Corporation Research, Ltd. located at 225 West 34th Street, Suite 910, New York, NY.

Historical Background and Recent Developments

Gomes de Almeida Fernandes Ltda., or “GAF,” was established in 1954 in the city of Rio de Janeiro with operations in the real estate markets in the cities of Rio de Janeiro and São Paulo. In December 1997, GP Investimentos S.A. and its affiliates, or “GP,” entered into a partnership with the shareholders of GAF to create Gafisa S.A. In 2004, as a result of a corporate restructuring, GP assumed a controlling position in our company. In 2005, an affiliate of Equity International Management, LLC, or “Equity International,” acquired approximately 32% of our company through a capital contribution. In February 2006, we concluded our initial public offering in Brazil, resulting in a public float of approximately 47% of our total share capital at the conclusion of the offering.

In September 2006, we created a new subsidiary, Gafisa Vendas Intermediação Imobiliária Ltda., or “Gafisa Vendas,” to function as our internal sales division in the state of São Paulo. Gafisa Vendas has strengthened our market position and reduced our need for external brokerage companies. This wholly-owned subsidiary promotes sales of our projects in the state of São Paulo. Gafisa Vendas focuses its efforts on: (1) launches – our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas has a team focused on selling units launched in prior years; and (3) web sales – Gafisa Vendas has a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

In October 2006, we entered into an agreement to acquire 100% of Alphaville Urbanismo S.A., or “Alphaville,” one of the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.5 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% over the next five years (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

On February 1, 2007 we created a branch of Gafisa Vendas in Rio de Janeiro, or “Gafisa Vendas Rio,” to function as our internal sales division in the metropolitan region of Rio de Janeiro. Gafisa Vendas Rio  has strengthened our market position and reduced our need for external brokerage companies in the metropolitan region of Rio de Janeiro.  Gafisa Vendas Rio focuses its efforts in the same activities of Gafisa Vendas.

On February 14, 2007, we entered into an agreement with Odebrecht Empreendimentos Imobiliários Ltda., or “Odebrecht Empreendimentos,” to form a partnership for the development, construction and management of low income residential projects in large scale each with more than 5,000 units. In connection with the partnership, we have incorporated a company called Bairro Novo Empreendimentos Imobiliários S.A., or “Bairro Novo,” in respect of which we and Odebrecht Empreendimentos each own 50% equity stake. Upon the formation of such holding company, we have also entered into a shareholders’ agreement with Odebrecht Empreendimentos which govern, among other matters, our respective voting rights and management of the partnership. In December 2007, Bairro Novo launched its first development, which is comprised of five phases and around 2,400 units, in the city of Cotia, state of São Paulo. The first phase of the development has 503 units and was launched in December 2007.

On March 15, 2007, we created a new wholly-owned  subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of low and mid low income residential projects. FIT is increasing its national presence by leveraging our existing national partnerships and expanding our presence throughout Brazil. With the launch in September of FIT Coqueiro in Belém in the state of Pará and FIT Cittá in Salvador in the state of Bahia, FIT is providing our local partners with an entry strategy into the affordable entry-level segment while building on our overall strategy of segment and geographic diversification.

On March 17, 2007, we concluded our initial public offering of common shares in the United States, resulting in a public float of approximately 78.6% of our total share capital at the conclusion of the offering. Upon completion of the offering, entities related to Equity International and GP beneficially owned approximately 14.2% and 7.3% of our total capital stock, respectively. In June 2007, Brazil Development Equity Investments, LLC, a company affiliated to GP, sold its remaining stake in our company (approximately 7.1% of our capital stock at the time).

On October 26, 2007, Gafisa acquired 70% of Cipesa Engenharia S.A., or “Cipesa,” the leading homebuilder in the state of Alagoas. Since 2006, Cipesa has been an important partner to Gafisa, and under our current partnership agreement, Gafisa and Cipesa established a new company named Cipesa Empreendimentos Imobiliários Ltda., or “Nova Cipesa,” in which 70% interest ownership is held by Gafisa and the remaining 30% by Cipesa. Gafisa capitalized Nova Cipesa with R$50 million in cash and acquired shares of Nova Cipesa held by Cipesa in the amount of R$15 million (which will be payable over a period of one year). Cipesa is entitled to an earn-out of 2% of the potential sales value launched by Nova Cipesa until 2014. This earn-out is capped at R$25 million.

In June 2008, we filed with CVM our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program will be comprised of 25,000 nominal, non convertible debentures with a face value of R$10,000, to be issued in two series totaling R$250 million. The debentures provide for the payment of annual interest equivalent to 107.2% of the CDI rate,calculated from the subscription date, with a maturity of 10 years.

Capital Expenditures

In 2004, we invested R$1.5 million in property and equipment to update our information technology system and to purchase furniture for our new corporate headquarters.

In 2005, we invested R$1.6 million in property and equipment, mainly to update our information technology system and office facilities.

In 2006 we invested R$4.6 million in property, equipment and investments, primarily information technology equipment and new office facilities in Rio de Janeiro and in São Paulo to accommodate our recently created internal sales force. See “— Business Overview—Sales of Units Through Our Brokerage Subsidiaries.”

In 2007 we invested R$24.2 million in property, equipment and investments, primarily information technology equipment, software and new office facilities in Rio de Janeiro and São Paulo. Our main investment during the period was the SAP implementation project that amounted to R$7.5 million. In addition, investments in information technology equipment and software totaled R$1.5 million, and office facilities totaled R$2.3 million.

B.  Business Overview

General Overview

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 950 developments and constructed over 40 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “Alphaville,” “FIT” and “Bairro Novo” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2007, approximately 70% of our launches were derived from residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, and affordable entry-level housing. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 49 markets, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 17 states, representing approximately 88% of the national population and 86% of the gross domestic product on December 31, 2007. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2007, approximately 33% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

We believe we are one of the few Brazilian homebuilders with developments outside of Brazil. We have developed three residential communities in Portugal: “Quinta da Beloura” and “Quinta da Beloura II” in the city of Sintra and “Quinta dos Alcountins” in Lisbon.

Our Markets

We have already launched projects in 49 markets Ananindeua, Aparecida de Goiânia, Barueri, Belém, Cabo Frio, Cajamar, Camaçari, Campinas, Campo Grande, Cotia, Cuiabá, Curitiba, Duque de Caxias, Eusébio, Fortaleza, Goiânia, Gramado, Gravataí, Guarulhos, Iguaraçu, Itu, João Pessoa, Londrina, Macaé, Maceió, Manaus, Natal, Niterói, Nova Iguaçu, Nova Lima, Osasco, Parnamirim, Pinhais, Porto Alegre, Recife, Rezende, Jaboatão dos Guararapes, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Santana de Parnaíba, Santo André, Santos, São Caetano, São Luiz do Maranhão, São Paulo, Serra and Volta Redonda, across 17 states throughout Brazil.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units,

•	land subdivisions (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred as “Gafisa Vendas.”

The table below sets forth the amounts generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For Year Ended December 31,
	2007	2007	2006	2006	2005	2005
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential Buildings	1,348,811	81.2	824,812	81.1	371,031	76.8
Land Subdivisions	249,916	15.0	32,172	3.2	62,663	13.0
Commercial	27,877	1.7	138,090	13.6	16,460	3.4
Pre Sales	1,626,604	97.9	995.074	97.9	450,154	93.1
Construction Services	35,121	2.1	21,480	2.11	33,118	6.9
Total Real Estate Sales	1,661,725	100.0	1,016,554	100.0	483,272	100.0

Developments for Sale.

The table below provides information on our developments for sale activities during the periods presented:

	As of and For Year Ended December 31,
	2007	2006	2005
	(in thousands of R$, unless otherwise stated)
São Paulo
Developments launched	11	11	10
Usable area (m2)(1)	250,185	198,732	140,722
Units launched(2)	2,040	1,452	1,120
Average sales price (R$/m2)(1)	2,969	2,813	2,771
Rio de Janeiro
Developments launched	11	7	5
Usable area (m2)(1)	177,428	87,032	172,254
Units launched(2)	2,020	1,116	696
Average sales price (R$/m2)(1)(3)	2,878	3,427	2,809
Other States
Developments launched	14	12	6
Usable area (m2)(1)	166,321	121,718	189,543
Units launched(2)	1,804	483	547
Average sales price (R$/m2)(1)(3)	2,675	2,776	2,720
Total Gafisa
Developments launched	36	30	21
Usable area (m2)(1)	593,935	407,483	502,520
Units launched(2)	5,864	3,052	2,363
Average sales price (R$/m2)(1)(3)	2,859	2,963	2,776
Alphaville
Developments launched	6	—	—
Usable area (m2)(1)	1,160,427	—	—
Units launched(2)	1,489	—	—

	As of and For Year Ended December 31,
	2007	2006	2005
	(in thousands of R$, unless otherwise stated)
Average sales price (R$/m2)(1)(3)	686
FIT
Developments launched	10	—	—
Usable area (m2)(1)	149,842	—	—
Units launched(2)	2,459	—	—
Average sales price (R$/m2)(1)(3)	1,896	—	—
Bairro Novo
Developments launched	1	—	—
Usable area (m2)(1)	23,618	—	—
Units launched(2)	503	—	—
Average sales price (R$/m2)(1)(3)	1,567	—	—

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	The units delivered in exchange for land pursuant to swap agreements are not included.

(3)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions) was R$1,137, R$2,776 and R$1,291 in 2007, 2006 and 2005, respectively.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Residential Buildings

We have over 50 years of experience in the development of residential buildings. Since our inception, we have developed more than 950 residential buildings and more than 40 million square meters of total residential usable area.

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2007, approximately 26% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 180 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than R$3,600 (US$2,033). Luxury building developments are targeted to families with monthly household incomes in excess of R$20,000 (US$11,293).

The table below sets forth our luxury building developments launched between January 1, 2005 and December 31, 2007:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (As of December 31, 2007)
VP—Jazz Duet	2005	100	13,400	2008	50	98
VP—Domaine du Soleil	2005	100	8,225	2008	25	100
The Gold	2005	100	10,465	2008	28	86
Vistta Ibirapuera	2006	100	9,963	2008	41	100
Espacio Laguna	2006	80	16,364	2008	80	63
Riviera Nice	2006	50	6,761	2009	31	31
VP—Parides	2006	100	13,093	2009	50	100
Península Fit B 01	2006	100	11,845	2008	93	65
Supremo	2007	100	34,864	2010	192	61
Vision	2007	100	19,712	2010	284	21
Horto	2007	50	44,563	2010	180	94

(1)	One square meter is equal to approximately 10.76 square feet.

Middle Income Buildings

Buildings targeted at middle-income customers account for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from R$2,000 to R$3,600 (US$1,129 to US$2,033). Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between R$5,000 and R$20,000 (US$2,823 and US$11,293).

The table below sets forth our middle-income building developments launched between January 1, 2005 and December 31, 2007:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (As of December 31, 2007)
Lumiar	2005	100	7,193	2007	31	97
CSF—Saint Etiene	2005	100	11,261	2007	111	97
Weber Art	2005	100	5,812	2007	57	96
The House	2005	100	5,313	2008	28	100
Olimpic Condominium Resort	2005	100	21,851	2008	213	99
Palm D’Or	2005	100	8,493	2008	77	100
Arena	2005	100	29,256	2008	274	100
Sunpecial	2005	100	21,189	2007	115	64
Peninsula Fit—Bl 2	2005	100	12,235	2008	99	67
Blue Land—Bl. 2	2005	100	9,083	2008	80	46
Blue Star	2005	50	9,367	2008	78	72
Beach Park	2005	90	9,770	2008	180	91
Campo D’Ourique	2005	50	11,775	2008	53	32
Bem Querer	2005	100	11,136	2007	186	100
Town Home	2005	100	8,319	2008	40	90
Paço das Águas	2006	45	24,080	2008	184	90
VP—Mirabilis	2006	100	23,355	2008	100	94
Blue Vision—Sky e Infinity	2006	50	18,514	2008	178	79
Blue Land—Bl.01	2006	100	9,169	2008	120	73
Beach Park—Living	2006	80	14,913	2009	130	62
Belle Vue—Porto Alegre	2006	100	4,264	2008	22	86

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (As of December 31, 2007)
Espaço Jardins	2006	100	28,926	2008	235	100
Forest Ville	2006	50	15,556	2008	110	100
Garden Ville	2006	50	11,998	2008	112	100
Quinta Imperial	2006	100	8,422	2008	128	80
CSF—Santtorino	2006	100	14,979	2009	160	99
Olimpic Chácara	2006	100	24,988	2009	219	98
Fit Niterói	2006	100	8,523	2008	72	63
Felicitá	2006	100	11,323	2009	91	78
Ville Du Soleil	2006	100	8,920	2008	64	34
Mirante do Rio	2006	60	8,125	2009	96	99
Paradiso	2006	100	16,286	2009	144	79
Collori	2006	50	39,462	2009	333	85
VP—Agrias	2006	100	21,390	2009	100	80
Vivance Residence Service	2006	100	14,717	2008	187	78
Isla	2007	100	31,423	2010	240	77
Grand Valley	2007	100	16,908	2009	240	58
Acqua Residence (Phase 1)	2007	100	28,400	2009	380	43
Celebrare	2007	100	14,679	2009	188	74
Reserva do Lago	2007	50	16,800	2009	96	73
CFS – Prímula	2007	100	13,897	2009	96	68
CSF – Dália	2007	100	9,000	2009	68	72
CSF – Acácia	2007	100	23,461	2009	192	85
Jatiuca Trade Residence	2007	50	32,651	2010	500	54
Horizonte	2007	60	7,505	2010	29	98
Secret Garden	2007	100	15,344	2009	252	55
Evidence	2007	50	23,487	2010	144	38
Acquarelle	2007	85	17,742	2009	259	39
Palm Ville	2007	50	13,582	2009	112	91
Art Ville	2007	50	16,157	2009	263	94
Jatiuca Trade Residence (Phase 2)	2007	50	8,520	2010	140	8
Orbit	2007	100	11,332	2010	185	13
Enseada das Orquídeas	2007	80	52,589	2010	475	40
London Green	2007	50	28,998	2010	300	56
Privilege	2007	80	16,173	2010	194	51
Parc Paradiso (Phase 2)	2007	60	10,427	2010	108	66
Parc Paradiso	2007	60	35,987	2010	324	90
Solares da Vila Maria	2007	100	13,376	2010	100	66
Acqua Residence (Phase 2)	2007	100	7,136	2009	72	4
Bella Vista (Phase 1)	2007	100	15,406	2010	116	26
Grand Park - Parque das Águas (Phase 1)	2007	50	20,854	2010	240	38
Grand Park - Parque Árvores (Phase 2)	2007	50	29,932	2010	400	31
London Green Stake Acquisition	2007	100	—	2010	—	46
Parc Paradiso Stake Acquisition	2007	90	—	2010	—	79
SunValley	2007	100	7,031	2010	58	16
Reserva Santa Cecília	2007	80	15,854	2010	122	20
Olimpic Bosque da Saude	2007	100	19,150	2010	148	67
Magic	2007	100	31,487	2010	268	15
GrandValley Niteroi	2007	100	17,905	2010	161	76

(1)	One square meter is equal to approximately 10.76 square feet.

We have made an initial successful entry into lower income housing developments. In November 1999, we launched our first project for lower income customers named “Reserva do Bosque” in the neighborhood of Cambuci in the state of São Paulo, with an average sale value of R$55,000 (US$31,056) per unit. In Rio de Janeiro, our first project intended for lower income development was “Colinas de Campo Grande”, launched in 2000 in the neighborhood of Campo Grande, with an average sale value of R$38,000 (US$21,457). Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from R$1,500 to R$2,000 (US$847 to US$1,130). Affordable entry-level housing developments are tailored to families with monthly household incomes between R$1,600 and R$5,000 (approximately US$903 and US$2,823)

As part of our strategy of expanding our foothold in the affordable entry-level residential market, we incorporated on March 15, 2007 a new wholly-owned subsidiary, FIT, to focus exclusively on this market. The principal emphasis of FIT is on five standardized residential developments in the outer parts of large metropolitan regions. Financing for FIT’s developments primarily come from one of the Brazilian largest government-owned banks called Caixa Econômica Federal, or the “CEF,” and such financing is structured so that customers pay low monthly installments without increasing our credit risk. Since its inception, FIT has launched ten developments comprising 2,459 units (our stake) throughout the states of São Paulo, Bahia, Maranhão, Goiania and Pará.

On February 14, 2007, we entered into an agreement with Odebrecht Empreendimentos to form a partnership for the development, construction and management of large-scale low income residential projects with more than 5,000 units. In connection with the partnership, we have incorporated a company called Bairro Novo, in respect of which we and Odebrecht Empreendimentos each own 50% equity stake. Financing for Bairro Novo’s Cotia development come from ABN AMRO. Such financing is structured so that customers pay low monthly installments without increasing our credit risk. In December 2007, Bairro Novo launched its first development, which is comprised of five phases and around 2,400 units, in the city of Cotia, state of São Paulo. The first phase of the development, which has 503 units that were launched in December 2007.

The table below sets forth our affordable entry-level housing developments launched between January 1, 2005 and December 31, 2007:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (as of December 31, 2007)
Side Park—Ed. Style	2006	100	3,862	2008	63	89
FIT Jaçana	2007	100	9,164	2008	184	91
FIT Maceió	2007	50	4,207	2009	54	45
FIT Cittá	2007	50	13,389	2009	204	66
FIT Coqueiro	2007	60	30,095	2009	621	21
FIT Mirante do Sol	2007	100	18,661	2009	56	0
FIT Taboão	2007	100	16,041	2009	374	3
FIT Maria Inês	2007	60	14,535	2009	270	10
MA - Grand Park	2007	50	53,041	2010	894	10
Jd Botânico	2007	55	22,107	2009	432	0
FIT Jaraguá	2007	100	11,582	2009	260	17
FIT Vila Augusta	2007	100	16,223	2010	264	12
Bairro Novo Cotia (Phases 1-2)	2007	50	47,235	2009	1,006	33

(1)	One square meter is equal to approximately 10.76 square feet.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from R$150 to R$800 (approximately US$85 to US$452).  We target clients with monthly household incomes in excess of R$5,000 (approximately US$2,823) for these land subdivisions.

The table below sets forth our land subdivision developments launched between January 1, 2005 and December 31, 2007:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (as of December 31, 2007)
Costa Paradiso	2005	100	63,041	2006	255	55
Montenegro Boulevard	2005	100	174,862	2007	358	100
Del Lago Residências	2005	80	62,022	2008	108	80
Alta Vistta	2006	50	95,584	2009	173	34
O Bosque	2006	30	89,260	2007	76	30

(1)	One square meter is equal to approximately 10.76 square feet.

Land Subdivision under our Alphaville Brand

On January 8, 2007, we successfully completed the acquisition of 60% of our subsidiary Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. Following this acquisition, our new residential communities are sold exclusively under the Alphaville brand.

The Alphaville brand was created in the 1970s when the first Alphaville community was developed in the cities of Barueri and Santana do Paranaíba in the metropolitan region of São Paulo. Beginning in the 1990s, Alphaville developed residential communities in several other cities in Brazil, such as Campinas, Goiânia, Curitiba, Londrina, Maringá, Salvador, Fortaleza, Belo Horizonte, Natal, Gramado, Manaus, Cuiabá and São Luis, as well as Sintra and Lisbon in Portugal.

Whenever we develop a new Alphaville community, we provide all the basic civil works for supporting the construction on the lots, such as electrical, telephone and data communications cabling, hydraulic (water and sewer) mains and treatment facilities, landscaping and gardening, lighting and paving of the streets and driveways and security fencing. In most Alphaville communities, we also build a social and sports club for the residents, with soccer, golf and tennis fields, jogging and bicycle tracks, saunas, swimming pools, ballrooms, restaurants and bars, and other facilities. In addition, most Alphaville projects have a shopping center where residents can shop for clothes and groceries. Additionally, whenever we develop a new Alphaville community far from large urban centers, we seek to assist in establishing schools near the community by forming partnerships with renowned educational institutions. Throughout our Alphaville communities, we also seek to stimulate the local economy by drawing new businesses to that area.

We believe that the maintenance of a development’s quality is essential. For this reason, we impose on every Alphaville community a series of building and occupancy standards that are more rigorous than those required by applicable local legislation. Every Alphaville community has an Alphaville association (the “Association”) formed by us before delivery of the community starts, and is funded by maintenance fees paid by the residents. The purpose of the Association is to allow community involvement in the management and maintenance of the premises and to ensure orderly and harmonious relationships among the residents.

Upon completion of a sale, a purchaser of an Alphaville property will receive, along with the purchase and sale contract, documentation that sets out the regulations on land use and occupancy, and these will serve as private zoning regulations that are binding on the resident. These regulations set forth, among other things, the maximum number of floors allowed in an Alphaville building, the minimum number of meters between buildings and land coverage limits, thereby maintaining the uniformity and quality of the Alphaville properties.

The table below sets forth our residential communities launched between January 1, 2005 and December 31, 2007:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1)(100%)	Completion Year	Number of Units (100%)	Units Sold (%) (As of December 31, 2007)
Alphaville Natal	2005	63	493,620	2007	941	100
Alphaville Burle Marx	2005	50	274,516	2008	585	30
Residencial Ivaí—Alphaville Maringá	2005	67	82,056	2007	163	23
Alphaville Manaus	2005	63	221,426	2008	404	100
Alphaville Eusébio	2005	65	248,529	2008	504	70
Alphaville Salvador 2	2006	55	354,982	2008	527	93
Alphaville Gravataí	2006	64	216,180	2008	487	42
Alphaville Francisco Brennand	2006	65	272,361	2008	402	94
AlphaVille - Campo Grande	2007	67	225,342	2009	489	57
AlphaVille - Rio Costa do Sol	2007	58	313,400	2009	616	87
AlphaVille – Cajamar	2007	55	674,997	n/a	2	100
AlphaVille – Araçagy	2007	38	236,118	2009	332	83
Alphaville Jacuhy	2007	65	374,290	2010	775	76
Alphaville Londrina II	2007	62.5	214,591	2010	277	14

(1)	One square meter is equal to approximately 10.76 square feet.

Commercial Buildings

We have in the past launched commercial building developments for sale. As of December 31, 2007, we had two commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro.

In December 2007, we delivered the Eldorado Business Tower in São Paulo, a triple A standard office building developed in partnership with São Carlos Empreendimentos e Participações S.A. and Banco Modal S.A. The Eldorado Business Tower brings together cutting edge technology and environmental innovation. The building is the fourth building in the world and the only building in Latin America to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

As part of our strategy, we do not intend to develop further corporate buildings in order to focus on our core residential housing business.

Construction Services.

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, exposes us to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2005 and December 31, 2007:

Project	First Year of Construction	Client	Type of Project
Cinemark (Eldorado Shopping)	2005	Verpar Com. Participações Ltda.	Theater
Genesis II	2005	Takaoka Empreendimentos S.A.	Land Subdivisions
Piazza Del´acqua	2004	Civilcorp Incorporações Ltda.	Residential
Tendency	2005	Rezende Imóveis e Construção Ltda.	Residential
Edge	2006	Sequóia Desenvolvimento Imobiliário Ltda	Residential
Forte do Golf	2006	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Boulevard Jardins	2006	Contrutora MKF Ltda	Residential
Porto Pinheiros	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Holiday Inn	2007	Ypuã Empreendimentos Imobiliários SPE Ltda.	Hotel
Wave	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2005 and December 31, 2007:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Villaggio Panamby—Double View	2005	100	Atlântica Residencial	Residential
Grand Vue	2005	50	MC - Mauricio Cukierkorn Construtora Ltda.	Residential
Belle Vue	2005	70	Modal Participações Ltda.	Residential
Icon Residence Service	2005	50	Redevco do Brasil Ltda.	Residential
Hype Residence Service	2005	50	Redevco do Brasil Ltda.	Residential
Illuminato Perdizes	2005	70	MC - Mauricio Cukierkorn Construtora Ltda.	Residential
Blue One	2005	100	Redevco do Brasil Ltda.	Residential
Riv. Ponta Negra - Ed.Nice	2005	50	RN Incorporações Ltda.	Residential
Riv. Ponta Negra - Ed.Cannes	2005	50	RN Incorporações Ltda.	Residential
Campo D’Ourique	2006	50	MELF Empreendimentos	Residential
Del Lago	2006	80	Plarcon Engenharia S/A	Land Subdivisions
Beach Park – Living	2006	80	Aquatic Resort Desenvolvimento Imobiliário Ltda.	Residential
Belle Vue Porto Alegre	2006	80	Ivo Rizzo Construtora e Incorporadora Ltda	Residential
O Bosque	2006	30	Ivo Rizzo Construtora e Incorporadora Ltda	Land Subdivisions
Beach Park – Acqua	2006	90	Aquatic Resort Desenvolvimento Imobiliário Ltda.	Residential
Tiner Campo Belo	2007	45	Tiner Empreendimentos e Participações Ltda.	Residential
Forest Ville - Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Garden Ville - Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Reserva do Lago – 1st. phase	2007	50	Invest Empreendimentos & Participações Ltda.	Residential
Alta Vista – 1st. phase	2007	50	Cipesa Engenharia S/A	Residential
Collori	2007	50	Park Empreendimentos Ltda.	Residential
Jatiuca Trade Residence	2007	50	Cipesa Engenharia S/A	Residential
Espacio Laguna	2007	80	Tembok Desenvolvimento Imobiliário Ltda.	Residential
Del Lago Res. Casas	2007	80	Plarcon Engenharia S.A	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In April 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promotes sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches – our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas and Gafisa Vendas Rio have each a team focused on selling units launched in prior years; and (3) web sales – Gafisa Vendas and Gafisa Vendas Rio have each a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2007, our development-client database was compromised of more than 48,000 individuals. We currently have approximately 30,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. On December 31, 2007, we had, among our main construction services clients, the following companies: Cyrela Brazil Realty S.A., Empreendimentos e Participações, Rossi Residencial S.A., Redevco do Brasil Ltda., Tiner Empreendimentos e Participações Ltda., Camargo Correa Desenvolvimento Imobiliário S.A., AK Realty Participação e Incorporação Ltda., Takaoka Empreendimentos S.A., Maurício Cukierkorn Construtora Ltda. and Multiplan—Planejamento, Participações e Administração Ltda. No individual client represents more than 5% of our revenues from residential developments or construction services.

Our Operations

The stages of our development process are summarized in the diagram below:

Land Acquisition

We use results from our extensive market research to guide our land reserves strategy and process. Our marketing and development teams monitor market fundamentals and trends. We have developed a sophisticated database to support our search for and analysis of new investment opportunities. Key decision factors used by our management for land acquisition and new developments include location, type of product to be developed, expected demand for the new developments, current inventory of units in the region and acquisition cost of the land.

Whenever we identify an attractive tract of land, we first conduct a study of the project to define the most appropriate use of the space. Afterwards, the basic design of the project enters the economic feasibility study stage, where we consider preliminary revenues and expenses associated with the project. This study will determine project profitability. We will initiate a legal due diligence of the property to identify liens, encumbrances and restrictions. Before acquiring the land, we conduct a thorough due diligence process including an environmental review. We collect and analyze information on competition, construction budget, sales policy and funding structure to ensure economic viability of the new development. Each decision to acquire land is analyzed and approved by our investment committee. See “Item 6.C. Directors, Senior Management and Employees —Board Practices—Investment Committee” elsewhere in this annual report for further information on the activities of our committees and boards.

The stages of our land acquisition process are summarized in the diagram below:

We seek to finance land acquisition through swaps, in which we grant the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. As a result, we reduce our cash requirements and increase our returns. In the event we cannot do so or in order to obtain better terms or prices, we acquire land for cash, alone or in partnership with other developers. We purchase land both for immediate development and for inventory.

As of December 31, 2007, we had an inventory of 136 land parcels in which we estimate we could develop a total of 56,911 residential units with sales value of approximately R$10,195 billion (US$5,757 billion), of which 82% represents land acquired through swaps. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		FIT		Bairro Novo
	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap
Land bank - Per geographic location:
São Paulo	2,741	32.5	1,049	98	713	16	48	0
Rio de Janeiro	956	73	131	100	55	0	230	81
Other states	2,033	70	1,750	96	205	4	285	89
Total	5,730	63	2,930	97	973	12	563	77

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and designing of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and designing of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually takes three to six months in the case of our residential buildings and three years in the case of our residential communities.

Marketing and Sales

Our marketing efforts are coordinated by our internal dedicated staff of approximately 15 professionals. Our specialized team leads 24 independent brokerage companies with a combined sales force of more than 5,000 representatives, monitoring them in order to gain their loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created  as our internal sales division consisting of 154 sales consultants and 8 sales managers. Most of our competitors rely exclusively on third-party brokers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas are trained to sell our products exclusively, we believe that they are able to focus on the sale of our developments, articulate the unique features of our development better, manage our current customer and capture new customers more effectively.  Gafisa Vendas was initially established in São Paulo and in 2007 rolled-out in Rio de Janeiro.  In 2007, Gafisa Vendas was our number one sales team, responsible for 39% of our sales in the states of São Paulo and Rio de Janeiro.

We will continue to utilize independent real estate brokerage firms as we believe the creation of Gafisa Vendas has created a healthy competition between our internal sales force and outside brokers. Independent brokers provide us with a broad reach, access to a specialized and rich database of prospective customers, and flexibility to accommodate the needs of our diverse offering and clientele. In line with our results-oriented culture, we compensate brokers based on their profit contribution rather than on sales. Brokers’ performance is monitored on a daily basis and the most effective brokers are financially rewarded at year end. Brokers are required to attend periodic specialized training sessions where they are updated on customer service and marketing techniques, competing developments, construction schedules, and marketing and advertising plans. We emphasize a highly transparent sales approach, as opposed to the traditional high-pressure techniques, in order to build customer loyalty and to develop a sense of trust between customers and us. At our showrooms, brokers explain the project and financing plans, answer questions and encourage customers to purchase or sign on to receive a visit or additional information.

We initiate our marketing efforts simultaneously with the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage on our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 70% of the units before construction starts.

Our subsidiary Alphaville has also been successful in its sales and marketing efforts; for example, in Natal, it took the sales force only 16 hours to market and sell all of its residential lots; in Manaus, 100% of the Alphaville lots available were sold in one day; in Minas Gerais, 70% of the “Alphaville Lagoa dos Ingleses” lots were sold on the first day of their launch; and in Salvador, all of the Alphaville lots available were sold in 48 hours, before the launch of the sales activities commenced.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish magazines named “Revista Living News” and “Revista Vero Alphaville” which are distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction.

FIT marketing and sales efforts include direct sales, telemarketing, websites, newspapers, busdoor and distribution leaflets in neighboring areas.  FIT has also initiated a training sales program with the brokerage company to improve its sales.

Although Bairro Novo has been in operations for only a few months now, it has already achieved successful market and sales results. In its first development launched in December 2007 Bairro Novo sold 168 units out of 503 by that same month. In order to be the first choice for the low income consumer, Bairro Novo’s strategy is based on the following principles: (1) reaching the low income consumer through different sales channels (i.e. different points of purchase and not only a single show room near the construction site); (2) proving to the consumer that Bairro Novo is really affordable, due to exclusive financing, provided by ABN AMRO on special mortgage terms for Cotia´s development; (3) gaining credibility through Gafisa and Odebrecht brand’s strength, in a institutional campaign before each launch; and (4) offering a unique concept in the market which include: (i) more than just a house or apartment, but a new location to live; and (ii) infra-structure: projects generally include recreational areas and are near public transportation and commercial centers.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. During the three years ended December 31, 2007, we have only cancelled one out of over 100 developments.

Construction

We have been engaged in the construction business for over 50 years. Our experience spans across the entire construction chain. Before engaging in each new project, we develop sketches and research and develop projects and plans to create the most appropriate product possible. Our standardized construction techniques and unique control system are designed to optimize productivity and minimize raw material losses. Our monitoring tools are available on our intranet where all employees regularly review costs and key performance indicators of each development such as actual versus budget comparisons, volume consumption for each raw material, and construction schedule.

We use strict quality control methods. Procedures manuals describe in significant detail each task of each stage of the construction project. These manuals are also used for the training sessions we require all our workers to attend. In addition, we make quarterly reviews of projects delivered. The reviews focus on identifying problems, in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9002 by Fundação Carlos Alberto Vanzollini, from Universidade de São Paulo. We received in 2007 a certification from  Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities.  In addition,the Eldorado Business Tower building was certified as a Green Building, category Platinum, by U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting, pollution control and recycling.  There are only three other buildings in the world that have achieved this category.

We invest in technology. Our research and development costs amounted to approximately R$1.5 million, R$1.2 million and R$0.8 million in each of 2007, 2006 and 2005, respectively. We believe we have pioneered the adoption of cutting-edge construction techniques such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. Dry wall, for instance, is a wall made of lighter material that is faster to install, allowing for easy layout changes. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, brand name construction materials and equipments, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

We do not own heavy construction equipment and we employ directly only a small fraction of the labor working on our sites. We generally act as a contractor, supervising construction while subcontracting more labor-intensive activities. Substantially all on-site construction is performed for a fixed price by independent subcontractors. We hire reputable, cost-oriented and reliable service providers that are in compliance with labor laws and have performed their work diligently and on time in the past. Hiring subcontractors instead of employing them directly has some financial and logistical advantages. For instance, we do not need to incur fixed costs to maintain a specialized labor force even when they are not actively working at a construction site and we do not need to pay for frequent transfers of labor to different construction locations.

Our construction engineering group coordinates the activities of service providers and suppliers, guarantees compliance with safety and zoning codes, and ensures completion of the project on a timely basis. We provide a five-year limited warranty covering structural defects in all our developments. In the past three years, we have not had any material litigation or claims involving warranties rendered on the construction of our developments.

Risk Control

Our risk control procedures require the approval of all our projects by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors (one representative from Equity International). Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership” in this annual report.

Customer Financing

The availability of financing for our potential customer, especially during the construction of the development, is of fundamental importance to our business. The scarcity of real estate financing sources requires us to finance a significant proportion of our sales. We offer several financing plans to prospective customers with our own capital or with the financing provided by the bank of our customer’s choice, tailored for each of our developments. We have developed a strict credit policy in order to minimize risks. Our credit analysis process is summarized below:

•	trained independent brokers interview each potential customer to collect personal and financial information and fill out a registration form;

•	registration forms are delivered, along with a copy of the property deed, to us and, if the bank providing the financing requests, to an independent company specialized in real estate credit scoring;

•
credit is automatically extended by us to customers if their credit analysis is favorable. However, if the credit analysis report raises concerns, we will carefully review issues and accept or reject the customer’s application depending on the degree of risk. To the extent the financing is provided by a bank, such financial institution will follow their own credit review procedures; and

•	after approving the application, our staff prepares the sale files and deposits the upfront payment check given as a guarantee for the purchase of a unit.

We often offer customers two basic financing alternatives: (1) a “short-term plan,” in which financing is extended up to the end of construction; and (2) a “long-term plan,” in which we finance the purchase for up to 120 months after the end of the construction. The “short-term plan” consists of a down payment of 20-30% and financing of the balance on monthly installments up to the delivery of the unit. The “long-term plan” for finished units requires a down payment of 30% and financing of the remaining balance in up to 120 monthly installments. The “long-term plan” for units under construction requires a down payment of 10% and provides financing of 20-30% in up to 30 monthly installments until delivery of the unit and financing of the remaining 60-70% in up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale (alienação fiduciária) of the unit, with the transfer of the full property rights relating to the unit to the customer upon the condition of full payment of the outstanding installments.

Financing for FIT’s developments primarily come from one of Brazil’s largest government-owned financial institutions called Caixa Econômica Federal, or the “CEF.” The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk. Additionally, FIT is currently working with three private banks in addition to CEF to provide financing to homebuyers with monthly income between five to 20 times Brazilian minimum wage (which was R$415.00  as of December 31, 2007) under similar terms to CEF`s financing.

Financing for the Bairro Novo Cotia´s development is available from ABN AMRO Real S.A. through special mortgage terms such as: (1) 90% loan-to-value; (2)  interest rates beginning at TR  plus  6.0 to 8.16% per annum; and (3) 25 year term.

The table below provides details about the current terms of financing of a given project in each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
36 months	45	20	—	50
60 months	40	5	—	50
Mortgage Lending (delivery)	10	65	90	—
120 months	5	10	10	—

(1)	Includes both FIT and Bairro Novo developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance only after the release of the certificate of acceptance of occupancy by the relevant local authority. We have historically experienced a low rate of customer default on our sales. In the last five years, we had 2% customer default. We attribute our low default rate to the fact that:(1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees and interests and liquidated damages which are adjusted for inflation (correção monetária); (3) we only return 80% of the amount that the defaulted clients have already paid us and we hold a claim to the unpaid portion of the purchase price; and (4) we offer several options to our customers if they experience financial difficulties, such as allowing for a greater number of installment payments or exchanging the unit bought for a less expensive one. In case of default, we endeavor to renegotiate the outstanding debt with our customers before taking legal action. In any case, we will only transfer title of the units to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgage that our customers obtain from us from 84% in 2005 to 36% in 2007. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry.

We release capital for new projects by seeking not to maintain receivables after our projects are completed. We may choose one of the following options (or a combination thereof):

•
Receivables securitization. We have been active in the securitization market. We are capitalizing on an increasing investor demand for mortgage-backed securities. The securitization (mortgage-backed securities) market in Brazil is relatively new but we believe it is rapidly expanding. This expansion is helped significantly by the development in Brazilian foreclosure laws.

•
Bank mortgages. Our customers can also obtain a mortgage loan from a financial institution. In these cases, a bank pays us the total amount outstanding on the date the unit is delivered. Commercial banks offer residential financing to their customers, giving them the opportunity to borrow money on a longer term than the financing arrangements we offer.

The following table sets forth the limits established by the real estate credit sources available nationally:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portifolio (Carteira Hipotecária) or CH	≤ 13% annually + TR(1) Or	No limit	No limit

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Fixed rate (limited to 14.2% annually)
Housing Finance System (Sistema Financeiro da Habitação) or SFH	≤ 12% annually + TR Or Fixed rate (limited to 14.2% annually)	R$350,000	R$245,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia sobre Tempo de Serviços) or FGTS.	≤ 9% annually + TR	R$130,000	R$130,000

(1)	TR refers to the daily reference rate.

With the growing availability of mortgages from commercial banks and the increasing liquidity of mortgage-backed securities (CRIs), we expect to reduce our role as a financing provider to our clients. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, 35% of our total costs of development, aside from land, the only raw material that represents more than 7% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 19.1% during the three year period ended December 31, 2007. During that same period, prices for units, which are adjusted for inflation at IGP-M, increased 13.2%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs.

We contract with major suppliers for the materials used in the construction of the buildings. We receive general pricing proposals from various suppliers of raw materials, we then enter into specific written agreements with a particular supplier to fulfill the needs of each development. In addition to pricing, we select our suppliers by the quality of their materials. We set forth specific minimum quality requirements for each construction, and the chosen supplier must meet this quality requirement. The materials for our developments are readily available from multiple sources.

Our five largest suppliers in terms of volume are Gerdau Açominas S.A., Elevadores Atlas-Schindler S.A., Votorantim Cimentos S.A., Alcoa Aluminio S.A. and Lafarge Brasil S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

We achieve significant economies of scale in our purchases because we

•	use standard construction techniques,

•	engage in a large number of projects simultaneously, and

•	have long-term relationships with our suppliers. We periodically evaluate our suppliers. In the event of problems, we generally replace the supplier or work closely with them to solve the problems.

Customer Services

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide containing all the documents of the unit delivered. We use innovative and personalized customer service techniques beginning with the initial encounter with a potential customer. Our customer service techniques are innovative as we believe we were one of the first homebuilders in Brazil to introduce services such as breakfast for customers at construction sites and providing monthly photos to customers on the progress of the construction. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer services efforts include:

•	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries;

•
the development of the “Gafisa Open Door” portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances; and

•	the development of the “Comunidade Alphaville” portal, which aims to foster a sense of community among the residents of our residential communities.

As part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. Prior to the delivery of each unit, we maintain regular contact with the customer by sending the customer our magazines “Revista Living News,” “Revista Vero Alphaville” and “Gafisa Way.” We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We conduct another evaluation of the customer’s satisfaction with his or her unit, as well as the customer’s experience with our sales personnel and our various departments (customer services, construction and title services) 18 months after the release of the certificate of acceptance of occupancy by the relevant local authority. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

We also promote a program called the “Alphaville Clubes – Lazer Brasil,” which allows owners of the Alphaville developments and other registered members to use the facilities of all Alphaville clubs throughout the country. News on our Alphaville communities are posted on Alphaville’s website, which also contains documents and information related to each of our Alphaville developments exclusively for owners of Alphaville developments.

Competition

The real estate market in Brazil is highly fragmented and competitive with low barriers to entry. The main competitive advantages include price, financing, design, quality, reputation, reliability, meeting delivery expectations, partnerships with developers and the availability and location of the land. In particular, certain of our competitors have greater financial resources than we do, which could be an advantage over us in the acquisition of land using cash. In addition, some of our competitors have a better brand recognition in certain regions, which could give them a competitive advantage in increasing the velocity of their sales. Because of our geographic diversification, we believe that we have access to different markets within Brazil that have different demand drivers. We believe that the economy in the northern region is driven by iron and electronic goods exports, the northeastern region by tourism and hence has a high demand for second homes, the southeastern and southern regions have a high per capita income and therefore are strategically important to us and the mid-west region is driven by agriculture.

Because of the high fragmentation of the markets we operate in, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro where we face competition from major competitors such as Cyrela Brazil Realty S.A., Empreendimentos e Participações, Rossi Residencial S.A., Even Construtora e Incorporadora S.A. and Klabin Segall S.A., in other regions we generally face competition from small and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) – Gafisa’s Market Share
	Year Ended December 31,
Year	2007	2006	2005
	(Launches in R$ million)
Local Market	17,537	11,513	9,048
Gafisa(2)	747	498	340
Gafisa’s Market Share	4.3%	4.3%	3.8%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) – Gafisa’s Market Share
	Year Ended December 31,
Year	2007	2006	2005
	(Launches in R$ million)
Local Market	3,464	2,887	2,275
Gafisa(2)	265	204	186
Gafisa’s Market Share	7.7%	7.1%	8.2%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

We believe we are the leader in residential community developments with no major competitors to date. Our subsidiary Alphaville has a sizable and what we believe to be non-replicable land reserves, which will foster our future growth in the upcoming years with relatively low risk.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) of each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such period.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries and our jointly-controlled entities in partnership with third parties. As of December 31, 2007, we had 28 subsidiaries and 24 jointly-controlled entities under operations, all of them incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector, except for Gafisa SPE 33 Empreendimentos Imobiliários Ltda. and FIT, which are wholly-owned subsidiaries that also invest in other companies.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI.” Currently, the registration process takes approximately 60 months from the date of filing of the application for a definitive registration to be granted. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

Each trademark registration is effective for a 10-year period and is renewable for equal and successive periods. Renewal of registration is granted by request accompanied by payment of renewal fees during the final year of the trademark’s registration or within the 6-month waiting period after the registration has expired. In the latter case, if the request is not accompanied by due payment, the registration is cancelled by the INPI.

A trademark registration is terminated by (i) expiration of its term; (ii) the trademark holder’s total or partial waiver of the rights granted by registration; (iii) forfeiture, in the case of the applicant’s or the holder’s failure to use a registered trademark in connection with goods or services for a period of more than five years; or (iv) failure to appoint a Brazilian resident with powers to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this annual report, we had approximately 77 pending trademark applications and 47 trademark registrations in Brazil with the INPI, including our subsidiaries (except for (i) Alphaville, which had 123 pending trademark applications and 9 trademark registrations under its name; and (ii) FIT, which had six trademarks applications ). Our most significant trademark is “Gafisa”, which is duly registered with the INPI in the relevant market segment. Our trademark registrations will expire, unless renewed, between July 2008 and December 2016. Alphaville’s trademark registrations will expire, unless renewed, between July 2008 and November 2017.

Our only trademark application outside Brazil is an application for “Gafisa” filed in the United States.   We are awaiting our certificate of registration for the trademark “Gafisa,” nº 827279582, so that we can present it to the USPTO for registration in the United States.

Domain Name

As of the date of this annual report, we together with our subsidiaries were the owner of approximately 200 domain names including our and our subsidiaries principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between June 2008 and December 2010.

Patents

We have no patents registered in our name.

Insurance

We maintain insurance policies with leading and financially sound Brazilian insurance companies, such as AGF Brasil Seguros S.A., UBF Garantias & Seguros S.A. and Áurea Seguros S.A. Our insurance policies cover potential risks from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, gas explosion, and possible construction errors. Such insurance policies contain customary specifications, limits and deductibles. We do not maintain any insurance policy for our properties after construction is completed. Our management believes that the insurance coverage for our properties is adequate. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss in the future.

Regulatory Framework

Brazilian Government and Real Estate Sector Regulations

The real estate sector is directly regulated by the Brazilian government and is indirectly impacted by the government’s regulations on the availability of credit. Regulations include development policies, zoning restrictions and environmental laws which can determine the availability of different products offered in the market. For example, city master plans restrict the types of real estate developments that can be constructed in a given area.  The development policies of the cities are governed by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade) and also by the municipal zoning code of each city.

As a general rule, the NBCC requires that the transfer of title of real estate properties, as well as the assignment, transfer, change or waiver of rights on real estate properties, be carried out by means of a public deed, except in certain cases, such as when the Real Estate Finance System (Sistema Financeiro Imobiliario), or SFI, or the SFH, are involved. The intent of this rule is to increase the security of property transfers.

According to applicable law, transfer of real estate title is only deemed effective upon the registration of the transfer with the relevant Real Estate Registry Office. The procedure for the execution of public deeds and also the respective  registration with the Real Estate Registry Office (Registro Imobiliário) is regulated by the Brazilian Law of Public Registers (Lei de Registros Públicos).

Real Estate Development

Real estate development activities are regulated by Law No. 4,591 of December 16, 1964, as amended, or Law No. 4,591. The main duties of a developer are to: (1) obtain all required construction approvals and authorizations from the proper authorities; (2) register the development with the Real Estate Registry Office (without registration, the developed units cannot be sold); (3) indicate in the preliminary documents the deadline for the developer to withdraw from the development; (4) indicate in all advertisements and sales contracts the registration number of the development with the Real Estate Registry Office; (5) oversee the construction of the project established by the contract which must be in accordance with the approval granted by the authorities; (6) deliver to the final owner the completed units, in accordance with the contractual specifications, and transfer to the final owner the title of the unit by signing the final sale deed; (7) assume sole responsibility for the delivery of the developed units to the respective purchasers; (8) assume sole responsibility in the event the construction of the unit is not in accordance with the advertisements and sale contracts; and (9) provide construction blueprints and specifications along with the joint ownership agreement to the proper Real Estate Registry Office. The final owner is obligated, in turn, to pay the price related to the cost of the land and the construction.

The construction of the real estate units may be contracted and paid for by the developer or by the final owners of the units. Brazilian law provides for two pricing methods in real estate development: (1) construction under contract and (2) construction under a system of management. In construction under contract, the contracting parties will either set a fixed price, stipulated before the construction begins, or agree on an adjustable price pegged to an index determined by the contracting parties. In construction under a system of management, an estimated price is agreed upon by the contracting parties, but no fixed final price is provided at the beginning of the construction process. The actual amount that purchasers of the units pay depends on the monthly costs of the developer or contractor.

Urban Land Subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots, and the construction of new roads and other infrastructure. The Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

Under the Urban Land Subdivision Act, land subdivisions are intended for the creation of lots in urban areas or urban expansion zones, as defined by the planning director or approved by municipal law.

For the construction of land subdivisions, the developer must proceed through the following steps: (1) prior to developing the land subdivision plan, it must request the municipality in which the development will be located to issue directives on use policies specifically to the land, such as, the delineation of lots, road and street systems and areas reserved for municipal or community properties; (2) pursuant to the directives issued by the municipality, it must develop a plan for the proposed land subdivision and present it to the municipality for approval, including the plans, designs, descriptions, and schedule for performance of the work, among other documents; and (3) after approval for the land subdivision project is obtained, it must be submitted for recording in the property registry of the appropriate Real Estate Registry Office within 180 days.

In addition to the approval of the project by the municipality in which the development will be located, the approval of other governmental bodies may be necessary in cases where the land subdivision: (i) is located in an area of particular interest, such as a protected cultural heritage site, as defined by state or federal legislation; (ii) is located in the boundary area of a city, belongs to more than one municipality, or is in a metropolitan region as defined in state or federal law; or (iii) has an area greater than 1,000,000 m², in which case the state where the development will be located will be responsible for reviewing and approving it prior to the approval by the municipality, and will also determine the regulations to which the development must be subject.

The legal requirements for the approval of the land subdivision by a municipality include: (1) the developer must preserve a percentage of  the land used for residential communities as open spaces for public use and for municipal or community properties, with the percentage determined by each municipal zoning code; (2) each lot must have a minimum area of 125 m² and the distance between the building and the street must be at least five meters; and (3) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways.

The Urban Land Subdivision Act also sets forth locations where subdivisions are not permitted, such as: (1) on wetlands and those subject to flooding, until measures have been taken to assure water drainage; (2) on land that has been filled with material that is a public health hazard, unless previously cleaned up; (3) on land that has a slope equal to or greater than 30 degrees, unless the requirements of the appropriate authorities have been met; (4) on lands where geological conditions make buildings inadvisable; and (5) in ecological preserves or areas where pollution creates unacceptable sanitary conditions, until corrected.

In order to offer greater security to the property market, the Urban Land Subdivision Act prohibits the sale or promise of sale of any lot that is the result of a subdivision where the developer has not previously obtained approval by the appropriate municipality and the development has not been recorded with the respective Real Estate Registry Office.

Assets for Appropriation (Patrimônio de Afetação)

Law No. 4,591 provides for certain protection of real estate assets. Accordingly, such protected assets are segregated from other properties, rights and obligations of the developer, including other assets previously appropriated, and such appropriated assets can only be used to guarantee debts and obligations related to the respective development. The appropriated assets are considered bankruptcy free and will not be affected in the event of bankruptcy or insolvency of the developer. In the event of a bankruptcy or insolvency of the developer, joint ownership of the construction may be instituted by a resolution of the purchasers of the units or by judicial decision. The joint owners of the construction will decide whether the project will proceed or the assets appropriated will be liquidated. Developers may also opt to submit a project to appropriation in order to benefit from a special tax system. Under this system, land and objects built on the land, financial investments in the land, and any other assets and rights with respect to the land are considered to be protected for benefit of the construction of that development and the delivery of the units to the final owners, and are thus separate from the remaining assets of the developer.

We have not yet utilized the appropriation system for any of our real estate developments. We prefer to use our subsidiaries and our jointly-controlled entities for each specific real estate development. Our subsidiaries and jointly-controlled entities allow us to borrow funds by segregating the credit risk taken on by the financial institutions.

Credit Policy Regulations

The real estate sector is highly dependent on the availability of credit in the market, and the Brazilian government’s credit policy significantly affects the availability of funds for real estate financing, thus influencing the supply and demand for properties.

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS”, and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. CEF is the agency responsible for managing the funds deposited in the FGTS. The amount of the FGTS funds that an employee may use to finance the acquisition of a real estate property is limited to (1) the lower of R$55 thousand or 60% of the real estate price for units under construction; and (2) the lower of R$245 thousand or 70% of the real estate price for units already built. In both cases, in order to be eligible for the financing, the beneficiary must: (1) not own or be the committed purchaser of, any residential real estate financed by SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he or she still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

Financings that originate from savings account deposits in the entities comprising the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo), or “SBPE,” are regulated by the Central Bank. Such financings can be obtained through the SFH, which is strictly regulated by the Brazilian government, or through the mortgage portfolio system, where banks are free to set the financing conditions. SFH financing offers fixed interest rates lower than the market rates, capped at 12% per year, and SFH financing contract terms vary, in general, between 15 and 30 years. The mortgage portfolio system financing offers market interest rates as determined by the financial institutions, generally varying between 12% and 14% per year.

CMN Resolution No. 3,347 of February 8, 2006, as amended, or Resolution No. 3,347, provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) loans, including principal and related expenses, are limited to R$245,000; (2) the maximum sale prices for the units financed is R$350,000; (3) the maximum actual cost for the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) in the event of an outstanding balance at the end of the financing term, such term will be extended by half of the initial term.

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; (2) a conditional sale (alienação fiduciária) over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, or Law No. 9,514; (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property of the borrower or a third party; or (4) some other guarantee, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

The federal government has recently announced changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) financial institutions have the option to grant financing with previously fixed rates; (2) lenders have the option of excluding the TR index (Taxa Referencial) from the financing and applying only the limit of 12% per year; (3) allowing financing installment payments to be directly deducted from a borrower’s wage; (4) establishing a new credit program from CEF to real estate developers; and (5) reducing the Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or “IPI,” for products utilized in the construction segment.

Mortgage Portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,005 of July 30, 2002, as amended, before the enactment of Resolution No. 3,347, increased the financing of new real estate projects from R$2 billion in 2003 to R$3 billion in 2004 and established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that has capacity for more real estate credits; (3) increase of the operating limits of the SFH to R$350,000 and the maximum financing amount to 70% of this amount, or R$245,000; (4) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (5) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

Real Estate Finance System, or “SFI”

The SFI was created by Law No. 9,514 to establish assignment, acquisition and securitization criteria for real estate credits. The system seeks to develop primary (loans) and secondary (trading of securities backed by receivables) markets for the financing of real estate properties by creating advantageous payment conditions and special protection of creditors’ rights. The SFI supervises real estate financing transactions carried out by savings banks, commercial banks, investment banks, real estate credit portfolio banks, housing loan associations, savings and loan associations, mortgage companies and other entities authorized by the CMN to provide such financing. SFI real estate credits may be freely negotiated by the parties, under the following conditions: (1) the amount loaned and the related adjustments must be fully reimbursed; (2) interest must be paid at the rates established by the contract; (3) interest must be capitalized; and (4) borrowers must purchase life and permanent disability insurance.

Real estate sales, rental, or other real estate property financing in general, can be negotiated with non-financial institutions under the same conditions permitted by authorized entities under the SFI. In these cases, non-financial entities are authorized to charge capitalized interest rates greater than 12% per year.

The following types of guarantees are applicable to loans approved by the SFI: (1) mortgages; (2) fiduciary assignment of credit rights resulting from sales contracts; (3) guarantee of credit rights resulting from contracts of sale or promise of sale of property; and (4) conditional sale of real estate property.

Law No. 9,514 also reformed securitizations of real estate assets provisions, making them less expensive and more attractive. The securitization of credits in the context of the SFI is made through real estate securitization companies, non-financial institutions formed as joint stock companies whose objective is to acquire and securitize real estate credits. Funds raised by the securitizing companies can be made through the issuance of debentures or notes, or the creation of a new type of Real Estate Receivable Certificates (Certificados de Recebíveis Imobiliários), or “CRIs.” According to applicable law, CRIs are nominative credit securities issued exclusively by securitizing companies, backed by real estate credits, freely negotiated, and payable in cash. CRIs tend to have, among others, the following characteristics: they are issued in book-entry form, they may have fixed or floating interest rates and can be paid in installments, they may contain adjustment provisions, they are registered and traded through centralized systems of custody and financial settlement of private securities and they can be secured by the assets of the issuing company.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade). Law No. 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan (the “Master Plan”), which shall be reviewed every 10 years.

The Master Plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

We set out below certain details of the laws governing the municipal planning of the two major cities in which we operate, São Paulo and Rio de Janeiro:

São Paulo Municipality

City laws govern the zoning, construction, parceling, use and occupation of land in the municipality of São Paulo. They set forth technical and urban planning requirements for parceling, and provide that the division, subdivision or segregation of urban tracts of land are subject to the prior approval of the São Paulo municipal government. Moreover, the zoning laws describe the types of permissible uses for the land and their respective characteristics, by dividing São Paulo into areas of use with fixed locations, limits and boundaries. They also provide for fines and sanctions for noncompliance.

Municipal Law No. 13,430 of September 13, 2002, approved the master plan and created the Planning System of the municipality of São Paulo. In addition, Law No. 11,228 of June 25, 1992, approved the Code of Works and Construction, regulated by Decree 32,329 of September 23, 1992, which governs administrative and executive procedures and sets forth the rules to be followed in the planning, licensing, execution, maintenance and use of public works and construction within properties in the municipality of São Paulo, and provides for sanctions and fines applicable in cases of non-compliance with these rules.

Rio de Janeiro Municipality

Decree 322 of March 3, 1976, of the municipality of Rio de Janeiro, and Decree “E” 3,800 of April 20, 1970, of the then State of Guanabara, jointly created the municipality’s Zoning Regulation, Land Parceling Regulation and Construction Regulation. These regulations control the use of the municipality land, including urban zoning, use of properties, development of construction sites and conditions for the use of each zone in the municipality. The Ten-Year Master Plan of the municipality, approved pursuant to Supplementary Law 16 of June 4, 1992, establishes rules and procedures related to urban policy of the municipality, determines guidelines, provides instruments for its execution and defines area policies and their related programs, aiming at meeting the social needs of the city.

Environmental Issues

We are subject to a variety of Brazilian federal, state and local laws and regulations concerning the protection of the environment, as described below. Applicable environmental laws may vary according to the development’s location, the site’s environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict development. Before we purchase any real estate property, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, waste substances, springs, trees, vegetation and the proximity of the real estate property to permanent preservation areas. We generally condition the consummation of real estate property acquisitions on obtaining the required regulatory approvals prior to closing.

We have adopted certain practices to further our commitment to environmental protection and landscape development. As of December 31, 2007, we believe we were the only company in our industry to recycle cement bags used in our projects, making us a pioneer in our industry on recycling. Through our Selective Collection Project, we have partnered with private and governmental entities, including non-governmental organizations (Reviverde, Papel da Gente and Associação Ecos da Vitória), the Secretariat of Environment of the State of São Paulo, the Sub-municipality of the State of Rio de Janeiro, the Technical Assistance and Rural Extension Institute and the Urban Cleaning Municipal Company of the State of Rio de Janeiro, among others, to educate others about the environment. For example, through our partnership with Reviverde and Associação Ecos da Vitória, we provide training to all of our outsourced workers before we begin work on any particular project that focuses on the importance of preserving the environment and how to effectively collect, store and control recycling materials. In recognition of our commitment to environmental preservation, we were awarded the Selo Verde Award (Green Seal Award) in 2003. In addition, our subsidiary Alphaville was given the “ECO Award” in 2006 and 2007 by the American Chamber of Commerce and the “Top Ambiental Award” (Top Environmental Award) in 2007 by the Brazilian Association of Marketing and Sales Agents, in recognition for its socially responsible practices. Our Eldorado Business Tower building is the fourth building in the world , and the only building in Latin American, to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

Environmental Licenses and Authorizations

Brazilian environmental policy requires environmental licenses and permits for the construction of development projects. This procedure is necessary for both initial constructions and improvements of existing developments, and the licenses must be periodically renewed. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting such licenses in regional or national developments affecting the environment  of more than one state or the country borders.  In other cases, state entities are responsible for granting such environmental licenses.

The environmental licensing process is comprised of three stages: initial license, construction license and operational license. The licensing process imposes a fee of at least 0.5% of the total cost of construction for all projects significantly affecting the environment and constructed since July 2000. If an environmental license is mandatory for a project, starting work without such a license is an environmental crime, and is subject to injunctions from continuing the development activities and fines of up to R$10 million. The construction, maintenance and sale of our projects may be hampered or halted by delays in or a failure to receive the applicable licenses, or by our inability to meet the requirements set forth in the licenses or otherwise established by the environmental authorities.

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. These activities may require prior authorization of the relevant environmental authorities. As conditions to granting these authorizations, the relevant environmental authorities may require the licensees to plant new trees or acquire forests to repair the areas affected. Unauthorized activity in these protected areas or the cutting down of protected trees are environmental crimes, and could also result in administrative and legal penalties or other liabilities.

Solid Residues

Brazilian environmental legislation regulates the treatment of solid residues, including those arising from construction. A violation of these regulations could result in penalties. See “—Environmental Responsibility.”

Contaminated Areas

We develop and construct projects in several states within Brazil. Each state member has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the SMA, and the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental), or CETESB, are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the State Environmental Foundation, or FEEMA, also maintain quality standards established by CONAMA Resolutions. Other member states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal as well as administrative and legal penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater at their properties, even if they did not cause the contamination.

To ensure that we will be able to comply with these and other environmental requirements, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, waste substances, springs, trees, vegetation and the proximity of the real estate property to permanent preservation areas, and we work towards ensuring the proper solutions to any environmental issues given the relevant requirements of law.

Environmental Responsibility

The Brazilian environmental legislation establishes criminal, civil and administrative penalties for individuals and legal entities carrying out activities considered to be environmental infringements or crimes, independent of the obligation to repair any environmental damage. The penalties to which we may be subject as a result of environmental crimes and infringements include the following:

•
the imposition of fines that, at the administrative level, may amount to R$50 million, depending on the infringer’s financial condition, the facts of the case, and any prior violations by the infringer. Fines may be doubled or tripled in the case of repeated infringements;

•	suspension of development activities;

•	loss of tax benefits and incentives; and

•	imprisonment.

The directors, executive officers and other individuals acting as our representatives or attorneys-in-fact are jointly responsible for the environmental crimes related to us, and are subject, according to their relative level of responsibility, to penalties and possibly the loss of their rights and liberty.

In Brazil, environmental damages involve strict liability. This means that the costs of remedying the problems may be imposed on all persons directly or indirectly involved, without regard to who was responsible for the damage or contamination. Accordingly, we may be responsible for any environmental damages or costs relating to projects developed by subsidiaries or by jointly-controlled entities. In addition, we are responsible for costs relating to environmental damages on our projects caused by third parties who are rendering services for us, such as cutting trees or moving soil, if they are not in compliance with environmental requirements. Moreover, Brazilian environmental legislation provides that the controlling legal entity can be found liable despite a limited liability legal status if this will assist in the collection of damages.

C.  Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2007:

For more information on our remaining subsidiaries and jointly controlled entities, see “Item 4.B. Information on the Company—Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as exhibit 8.1. to this annual report.

D.  Property, Plants and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP – Brazil. We also lease our branch office located at Avenida das Américas, 500, block 19—rooms 101 and 102, in Rio de Janeiro, RJ-  Brazil. Our subsidiary Alphaville leases its headquarters located at Avenida Cauaxi,293, in Barueri, SP – Brazil. Our subsidiary FIT leases its headquarters located at Rua Dr. Eduardo de Souza Aranha,153, blocks 1 and 2, São Paulo, SP - Brazil. Our subsidiary Bairro Novo leases its headquarters located at Rua Paes Leme,524, 13th floor, São Paulo, SP – Brazil. As of December 31, 2007, we and our main subsidiaries leased approximately 7,800 square meters. We believe our current facilities are adequate for the full development of our operations.

Our properties for sale, including both completed and uncompleted units, are recorded as current assets at their cost of purchase and construction plus capitalized interest from project-specific financing, provided that it does not exceed their expected realizable value.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements as of and for the years ended December 31, 2007, 2006 and 2005 and the related notes thereto and with the financial information presented under “Item 3.A. Key Information— Selected Consolidated Data” included elsewhere in this annual report. The following discussion contains estimates and forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in these estimates and forward-looking statements as a result of various factors, including, without limitation, those set forth under “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Key Information—Risk Factors” included elsewhere in this annual report. Our financial statements as of and for the years ended December 31, 2007, 2006 and 2005 included in this annual report, together with the report of our independent registered public accounting firm, have been prepared in accordance with Brazilian GAAP.

Overview

We generate our revenues mainly from the development and sale of real estate developments. We recognize revenues from the sale of real estate developments over the course of their construction periods, based on a physical or financial measure of completion and not at the time that the sales agreements are executed. To a lesser extent, we also generate revenues from real estate services such as construction, technical and real estate management we render to third parties. We structure some of our projects through either our subsidiaries or jointly-controlled entities both organized as special purpose vehicles.

Brazilian Economic Environment

Our business and results of operations are significantly affected by changes in the Brazilian economic environment, including changes in employment levels, population growth, consumer confidence and stability of income levels, availability of financing for land homesite acquisitions.

In September 2004, the Central Bank implemented a policy of increasing interest rates because inflation targets for 2005 were not being reached. The increase of interest rates had immediate consequences on the country’s economic activity, which did not grow in 2005 at the same pace as it did in 2004. GDP grew by approximately 2.3% in 2005. In September 2005, after one year of tightened monetary policy, the Central Bank started a process of gradual loosening of the Sistema Especial de Liquidação e Custódia, or “SELIC,” which is the Brazilian Central Bank’s system for performing open market operations, as the estimated inflation rates for 2005 and the following 12 months started to converge to the established target. The SELIC closed the 2005 year at the rate of 18%. The principal reason for the lower growth of the GDP in 2005 was the maintenance of SELIC at high levels. The inflation rate, as measured by the IPCA, was 5.7%, above the target established by the Central Bank of 5.1%. The real appreciated by 13.4% against the U.S. dollar. Notwithstanding the real’s appreciation, Brazil achieved a trade surplus of US$44.7 billion, its highest trade surplus ever.

In 2006, the Central Bank continued to reduce the SELIC rate, which attained 13.25% as of December 31, 2006. During this period, average inflation according to the IPCA was 3.1%. The real appreciated 9.5% in relation to the dollar, reaching R$2.1380 per US$1.00 as of December 31, 2006. Notwithstanding the real’s appreciation, Brazil’s account balance was US$46.5 billion in 2006.

The global economic scenario remained favorable and global growth continued to be strong throughout the year ended December 31, 2007. Favorable liquidity conditions continue despite the recent increase in the international markets’ long-term interest rates.  However, the recent crisis in the United States mortgage market affected credit markets, which had a negative impact on emerging markets and on stock exchanges throughout the world.  During this period, average inflation according to the IPCA was 4.5%. The SELIC rate closed the 2007 year at the rate of 11.25%. The real appreciated 20.7%in relation to the dollar, reaching R$1.77 per US$1.00 as of December 31, 2007. Notwithstanding the real’s appreciation, Brazil’s account balance was US$40 billion in 2007.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year Ended December 31,
	2007		2006		2005
	(%)
Real growth in GDP		5.4		3.8		2.3
Inflation rate (IPCA)(1)		4.5		3.1		5.7
Inflation rate (IGP–M)(2)		7.7		3.8		1.2
National Construction Index (INCC)(3)		6.2		5.0		6.8
TJLP rate (4)		6.3		6.8		9.6
CDI rate (5)		11.8		15.0		18.2
Appreciation of the real vs. US$		20.7		9.5		13.4
Exchange rate (closing) — US$1.00	R$	1.77	R$	2.14	R$	2.34
Exchange rate (average)(6) — US$1.00	R$	1.95	R$	2.18	R$	2.43

(1)	IPCA: consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by Getulio Vargas Foundation (Fundação Getulio Vargas), or “FGV.”

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by FGV.

(4)	Represents the interest rate used by the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES” for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

Brazilian Real Estate Sector

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. Demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

Since 1994, Brazil’s ability to control inflation has contributed to the country’s economic recovery (particularly at the lower income level) and allowed Brazil to assert itself more effectively into the global economic context. For example, during the second half of the 1990s, policies that promoted economic liberalization and privatization of public services facilitated a significant influx of foreign investment. This environment generated pressure among the Brazilian financial and business communities to encourage responsible and transparent public management, promoting economic stability. In general, the current and previous presidential administrations have adopted comparatively austere economic policies, characterized by increased independence on the Central Bank, transparency and control over public accounts. Another significant effect of Brazil’s heightened international profile and economic stability was an increase in the competitiveness of various economic sectors, with a notable improvement in standards of corporate administration and governance. This pattern, along with favorable conditions in the global economy, have contributed to improved economic indicators in Brazil.

The significant features of this incentive package include:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006, gave banks the option to charge fixed interest rates on mortgages;

•	Decree No. 5,892 enacted on September 12, 2006, amended Decree No. 4,840 enacted on September 17, 2003, allowing payroll deductible mortgage loans to employees of both public and private entities; and

•
the tax terms of this incentive program were consolidated in Decree No. 6,006 enacted on December 28, 2006 through a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials.

Critical Accounting Policies and Estimates

Our financial statements included elsewhere in this annual report  were prepared in accordance with Brazilian GAAP. The preparation of financial statements in accordance with Brazilian GAAP requires management to make judgments and estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, among other things, the selection of the useful lives of movable assets and equipment, provisions necessary for contingent liabilities, taxes, budgeted costs and other similar charges. Although we believe that our judgments and estimates are based on reasonable assumptions that are subject to several risks and uncertainties and are made in light of information available to us, our actual results may differ from these judgments and estimates.

In this sense, we set forth below summarized information related to our critical accounting policies. See the notes to our financial statements included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Recognition of  Revenues and Costs

Development and Sale of Real Estate

In installment sales of finished units, revenue and costs are recognized when the sale is made, regardless of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will not be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. we are released from our obligation to perform a considerable part of our activities that will generate future expenses related to the sale of the finished unit.

In sales of unfinished units, the procedures and rules established by CFC Resolution No. 963 are:

•	the cost incurred (including the cost of land) corresponding to the units sold is fully appropriated to the result;

•
the percentage of the cost incurred in the units sold (including land) is calculated in relation to the total estimated cost, and this percentage is applied on the revenues from units sold, as adjusted pursuant to the conditions of the sales agreements, and on selling expenses, thus determining the amount of revenues and selling expenses to be recognized;

•
the amounts of sales revenues determined, including monetary correction, net of the installments already received, are accounted for as accounts receivable, or as advances from customers, when applicable;

•	interest monetary variation on accounts receivable as from the delivery of the keys, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting;

•
the financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related;

•
the taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized in the books when the difference in revenues is recognized; and

•	the other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

Construction Services

Revenues from supply of real estate services consist basically of amounts received related to the management of construction work for third parties, technical management and management of real estate. The revenues are recognized, net of the corresponding costs incurred, as services are provided.

Consolidation

We structure some of our projects through either our subsidiaries or jointly-controlled entities in partnership with third parties both incorporated as special purposes vehicles. Our consolidated financial statements include our accounts and those of all our subsidiaries, with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled entities, which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest we hold in the capital of the investee.

Sales of Receivables for Securitization

When we sell our accounts receivables, the amount of the mortgage-backed securities, or “CRI,” issued by the real estate securitization company, is recorded as a reduction of accounts receivable on our balance sheet. The financial discount, which represents the difference between the amounts received and the book value of the CRI on the date of the assignment, and the fee paid to the issuer of the CRI, are reflected in the Receivables from clients account and are reflected on our income statement as “Financial expense.” Receivables from clients are only removed from the balance sheet when a true sale has been concluded and no beneficial interests are retained in the receivables sold.

Properties For Sale

Completed units for sale are recorded at construction cost, which does not exceed their net realizable value. In the case of uncompleted units, the portion in inventories corresponds to the cost incurred in units that have not yet been sold.

The cost is made up of construction (materials, own or outsourced labor and other related items) and land, including financial charges allocated to the venture as incurred during the construction phase.

Land is recorded at acquisition cost. See “Item 4.B. Information on the Company—Business Overview — Land Acquisition.” We acquire part of the land through swaps in which, in exchange for the land acquired, we undertake (1) to deliver real estate units of developments in progress; or (2) part of the sales revenues originating from the sale of the real estate units of the developments. The effective construction cost of the exchanged units is diluted in the other unsold units.

We capitalize interest on the developments during the construction phase, due on the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount).

Taxes on Income

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) amounts not yet taxed due to the fact that net income from real estate activities is taxed when the sales price is collected in cash as opposed to when revenue is recognized on an accrual basis; (2) income or expenses which are not yet taxable or deductible, such as provisions for contingencies; and (3) net operating losses, when realization or recovery in future periods is considered probable. In the event our jointly-controlled subsidiaries elect to change from the “taxable profit” regime to the “presumed profit” regime, accumulated tax loss carryforwards will be forfeited.

New Developments and Contracted Sales

New Developments

The table below presents detailed information on our new developments for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and For the Year Ended December 31,
	2007	2006	2005
New developments
Number of projects launched	53	30	21
Number of units launched(1)	10,315	3,052	2,363
Launched usable area (m2)(2)	1,927,812	407,483	502,520
Average price of new developments (R$/m2)(2)(3)	2,835	3,045	2,878
Percentage of Gafisa investment	77%	82%	96%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)
The average sales price in reais per square meter excludes land subdivisions. The average sales value in reais per square meter including land subdivisions was R$1,137, R$2,776, R$1,291 in 2007, 2006, and 2005, respectively.

In 2007 we launched 53 residential developments with total sales value (Valor Geral de Vendas, i.e., sales value of projects launched) of R$2.2 billion. This sales value was 122% higher than that achieved in 2006, during which we launched residential developments amounting to R$1.0 billion.  This increase is a reflection of our strategy of segment (primarily high-potential and less explored markets) and geographic diversification.

Seventeen of the 53 developments launched by us during 2007 were located in the state of São Paulo, while another 11 developments were located in the state of Rio de Janeiro. The remaining 25 residential developments launched were located in the cities of Goiânia and Aparecida de Goiânia, both in the state of Goias; Maceio, in the state of Alagoas; São Luis, in the state of Maranhão; Belem, in the state of Pará; Manaus, in the state of Amazonas; Salvador, in the state of Bahia; Curitiba and Londrina in the state of Paraná; Campo Grande in the state of Mato Grosso do Sul; and Serra, in the state of Espírito Santo.

During 2007, 33% of our total sales value derived from launches outside the states of  São Paulo and Rio de Janeiro.  Our segment diversification through our entrance into the affordable entry level (through our subsidiaries FIT and Bairro Novo) accounted for 13% of our total sales value for the year ended December 31, 2007.

The average sale price per square meter for the developments launched during 2007 was R$2,835, compared to R$3,045 in 2006. This represented a 4.3% decrease in the average price of the units sold, and is a result of the different characteristics of the developments launched by us during these periods, mainly in the affordable entry segment (developments launched by FIT and Bairro Novo).

In 2006 we launched 28 residential developments and 2 commercial developments, with total sales value of R$1,005.1 million. This sales value was 54.2% higher than that achieved in 2005, during which we launched 21 residential developments amounting to R$651.8 million. This increase is a reflection of our sales strategy, which aims to support sales growth through the increase in the number of developments we launch. We also believe that our sales growth is a result of the rise in consumer confidence, decrease in interest rates and strong inflow of commercial bank mortgages to the industry.

Eleven of the 30 developments launched by us during 2006 were located in the state of São Paulo, while another seven developments were located in the state of Rio de Janeiro. The remaining twelve residential developments launched were located in the cities of Gramado and Porto Alegre, both in the state of Rio Grande do Sul, Fortaleza, in the state of Ceará, Salvador, in the state of Bahia, Curitiba, in the state of Paraná, Manaus, in the state of Amazonas, Belém, in the state of Pará, and Maceió, in the state of Alagoas. The launches outside of São Paulo and Rio de Janeiro reflect our strategy towards geographical diversification.

The average sale price per square meter for the developments launched during 2006 was R$3,045, compared to R$2,878 in 2005. This represented a 7% increase in the average price of the units sold, and is a result of the different characteristics of the developments launched by us during these periods.

Contracted Sales

The following table shows the evolution of our contracted sales by the type of development, divided between the units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentage in relation to total sales for the periods presented:

	For the Year Ended December 31,
	2007		2006		2005
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	255,855	R$	144,882	R$	31,675
Middle-income buildings		1,028,907		647,062		315,579
Affordable entry-level housing		64,026		32,868		23,777
Commercial		27,900		138,090		16,460
Lots		249,916		32,172		62,663
Total contracted sales		1,626,604		995,074		450,154

	For the Year Ended December 31,
	2007		2006		2005
	(in thousands of R$, unless otherwise stated)
Sale of units launched in the year	R$	1,139,113	R$	555,264	R$	294,888
Percentage of total contracted sales		70.0%		55.8%		65.5%
Sale of units launched during prior years		487,491		439,809		155,266
Percentage of total contracted sales		30.0%		44.2%		34.5%

The following table shows our and our main subsidiaries contracted sales for the periods presented:

	For the Year Ended December 31,
	2007		2006		2005
	(in thousands of R$, unless otherwise stated)
Company
Gafisa	R$	1,328,785	R$	995,074	R$	450,154
AlphaVille		238,317		—		—
FIT		47,143		—		—
Bairro Novo		12,359		—		—
Total contracted sales	R$	1,626,604	R$	995,074	R$	450,154

In 2007, we sold 51% of the units launched during the year, which together with the sale of units launched in previous periods, resulted in a total contracted sales of R$1,626.6 million, a 63.5% increase over 2006. This increase is a result, among others, of better economic conditions, our segment strategy  (primarily focuses in the entry  affordable segment) and better financing structures provided to our customers by public private banks .

In 2006, we sold 55.2% of the units launched in 2006, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$995.1 million, an increase of 121.1% compared to 2005. In 2005, we sold 49.3% of the units launched during the period. This, together with the sales of units launched during prior periods, resulted in a total contracted sales of R$450.2 million. The higher percentage of new releases sold during 2006 is a result of better market conditions, improved acceptance of our development designs by potential clients, favorable locations of the developments and better financing structures provided by commercial banks.

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and For the Year Ended December 31,
	2007		2006		2005
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—beginning of the year	R$	795,320	R$	436,115	R$	366,261
Net sales for units closed in the year		1,893,190		881,210		490,557
Revenues recognized in the year		(1,161,913)		(522,005)		(420,703)
Sales to be recognized—end of the year		1,526,597		795,320		436,115
Cost of units sold to be recognized		(943,200)		(484,073)		(266,886)
Expected profit—yet to be recognized(1)		583,397		297,883		169,229
Expected margin		38.2%		37.5%		38.8%

(1)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For Year Ended December 31,
	2007	2006	2005
	(%)
Real estate development and sales	97.1	96.9	93.1
Construction services rendered	2.9	3.1	6.9
Total	100.0	100.0	100.0

Real Estate Development and Sales

Real estate development revenues, including monetary adjustments and interest from credit sales, comprise revenues from the sale of units in the residential buildings we develop, and to a lesser extent, from the sale of lots and commercial buildings.

Construction Services Rendered

Our revenues derived from real estate services consist basically of amounts received in connection with construction management activities for third parties, technical management and real estate management.

Operating Costs

Our costs comprised real estate development costs and, to a lesser extent, costs of services rendered.

Real Estate Development Costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items comprising our costs, as a total percentage of our total cost, were the following for the periods presented:

	For the Year Ended December 31,
	2007	2006	2005
	(%)
Land	13.6	15.2	15.2
Construction costs	81.8	83.1	81.6
Financial costs	2.2	1.7	3.2
Development costs	2.4	—	—
Total	100.0	100.0	100.0

One of the principal real estate development costs is the cost of land. In the last three years, land represented approximately 14.7% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of land, the region where the land is located and the type of development to be launched. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial exchange (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but in total in the last three fiscal years, raw materials represented, on average, approximately 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 6.2%, 5.0% and 6.8% in 2007, 2006 and 2005, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation, in the last three years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last three years, labor represented on average approximately 15.0% of our total cost of real estate development.

Over the last three fiscal years, we have incurred most of our construction costs from the 1st to the 18th. month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	28
7th to 12th month	30
13th to 18th month	27
19th to 24th month	15

(1)	Including cost of land.

Real Estate Services

Our costs of real estate services consist of direct and indirect labor fees and outsourced services.

Operating Expenses

Our operating expenses include selling, general and administrative expenses and financial expenses and revenues.

Selling Expenses

Selling expenses consist mainly of the creation of showrooms and furnished model apartments, sales commissions, marketing and advertising. In 2006, we changed our accounting practice with respect to the deferral of selling expenses. All periods presented have been modified to take into account this change. The selling expenses directly related to the construction of the sales stand and facilities, and related furnishings, such as model apartments, are deferred and allocated to the income statement based on the percentage of completion of the respective development. Deferred selling expenses balances as of December 31, 2007, 2006 and 2005 are included in our financial statements included elsewhere in this annual report.

General and Administrative Expenses

General and administrative expenses principally include the following:

•	employee compensation and related expenses;

•	fees for outsourced services, such as legal, auditing, consulting and others;

•	management fees and social expenses;

•	overhead corporate expenses; and

•	legal expenses related to public notaries and commercial registers, among others.

Stock Issuance Expenses

For purposes of our Brazilian GAAP financial statements, costs incurred in issuing shares, including brokerage commissions and professional services fees, are charged as operating expenses.

Financial Expenses and Revenues

Financial expenses generally comprise interest payable on loans, financing and debentures. Financial revenues include income from financial investments. Interest revenues are recognized at the time the effective profit accrues from the asset based on the accrual method.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution (9%); the composite statutory tax rate is 34%. We calculate our income and social contribution taxes according to the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified amount, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our general tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated at the rate of 8% on gross revenues and the social contribution basis is calculated at 12% on gross revenues to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with the Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2006 and 2007

Net Operating Revenue

Net operating revenue increased by 76.6%, from R$663.8 million in 2006 to R$1,172.2 million in 2007. Gross revenues generated from the sales of real estate properties totaled R$1,182.6 million, an increase of R$506.6 million or 75.0% as compared to the same period in 2006, when revenues generated from the sales of real estate properties totaled R$675.9 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods. Net revenues derived from services increased by 63.5%, from R$21.5 million in 2006 to R$35.1 million in 2007, reflecting the overall growth of the real estate market in Brazil.

The following table sets forth the final completion of the construction in progress in 2007 and 2006 and the related revenue recognized during those periods:

			As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	Gafisa Participation(%)	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Development	Month/Year launched	Total area (m2) (1) 100%	Final completion (%)		Percentage sold-accumulated			Revenue recognized
								(in thousands of R$)
AlphaVille Maringá	Nov 02	510,710	100	0	36	0	67	563	0
Sunshine	Nov 02	10,979	100	100	98	92	60	989	261
Reserva das Palmeiras	Feb 03	16,912	100	96	100	100	90	1,320	3668
New Point	Apr 03	12,034	100	60	99	97	90	5,035	1205
Sunview	Jun 03	14,268	99	92	100	92	100	1,719	8,678
Blue Land	Aug 03	18,252	71	36	66	36	100	15,166	6,846
Alphaville Cuiabá	Nov 03	545,631	100	0	95	0	55	1,782	0
Grand Vue	Nov 03	5,230	100	84	100	100	50	2,127	2,945
Sundeck	Nov 03	13,043	100	90	98	80	100	12,201	23,110
Sunprime	Nov 03	11,802	100	92	100	93	100	1,796	9,588
Riviera Ponta Negra - Cannes e Marseille	Jan 04	22,332	100	94	73	63	100	5,630	14,056
AlphaVille Litoral Norte	Mar 04	798,893	100	0	84	0	63	1,806	0
La Place	May 04	8,416	100	83	100	79	100	5,145	13,831

			As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	Gafisa Participation(%)	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Development	Month/Year launched	Total area (m2)(1) (100%)	Final completion (%)		Percentage sold-accumulated			Revenue recognized
								(in thousands of R$)
Alphaville Gramado	Jun 04	431,663	98	0	43	0	67	3,216	0
Riv. Ponta Negra - Cannes e Marseille	Jun 04	22,332	97	63	78	69	50	3,742	3,512
Side Park - Ed. Style	Jul 04	10,911	98	68	100	97	200	3,193	11,103
Terras de São Francisco	Jul 04	114,160	100	98	97	88	50	3,749	4,108
Eldorado	Nov 04	—	100	73	100	100	39	6,165	74,759
Empresarial Pinheiros	Nov 04	17,149	100	49	100	11	39	29,136	3,027
Lumiar	Feb 05	7,193	94	35	100	52	100	11,613	2,820
Sunspecial Resid. Service	Mar 05	21,189	96	42	86	83	100	31,268	20,070
Alphaville Burle Max	Apr 05	1,305,022	69	NA	21	NA	50	2,601	0
Montenegro Boulevard	Jun 05	174,862	100	69	100	100	100	10,439	6702
Weber Art	Jun 05	5,812	97	34	97	86	100	10,882	4,346
The House	Oct 05	5,313	38	25	96	89	100	1,507	1,152
Beach Park Acqua	Nov 05	9,770	67	12	89	83	90	18,339	2035
Bem Querer	Nov 05	11,136	100	19	100	100	100	19,329	4,174
Town Home	Nov 05	8,319	74	24	80	50	100	10,527	3,412
Campo D’Ourique	Dec 05	11,775	65	11	32	9	50	1,116	127
Península Fit	Mar 06	24,080	73	6	61	54	100	33,182	3,222
Sunplaza Personal Office	Mar 06	6,328	92	16	98	70	100	24,370	3,625
Villagio Panamby- Mirabilis	Mar 06	23,355	69	43	94	75	100	28,227	24,746
Alphaville Gravataí	Jun 06	1,309,397	41	0	40	0	64	5,565	0
Beach Park - Living	Jun 06	14,913	23	0	69	49	80	3,358	0
Blue Vision - Sky e Infinity	Jun 06	18,514	78	37	84	77	50	13,045	7,373
Reserva do Lago	Jun 06	16,800	8	0	74	0	50	707	0
Quinta Imperial	Jul 06	8,422	45	4	79	72	100	4,135	536
Espacio Laguna	Aug 06	16,364	38	0	32	3	80	8,827	0
Ville Du Soleil	Oct 06	8,920	46	0	29	0	100	3,205	0
Collori	Nov 06	39,462	42	0	48	0	50	7,035	0
CSF - Paradiso	Nov 06	16,286	12	0	75	0	100	2,791	0
Villagio Panamby - Agrias	Nov 06	21,390	45	0	80	18	100	23,954	2,581
Villagio Panamby - Parides	Nov 06	13,093	64	47	100	61	100	17,882	13,347
Icaraí Corporate	Dec 06	5,683	33	0	85	0	100	10,718	0
Alphaville Campo Grande	Mar 07	517,869	40	0	48	0	67	5,052	0
Celebrare	Mar 07	14,679	17	0	0	0	100	4,918	0
FIT Jaçanã	Mar 07	9,181	32	0	91	0	100	7,686	0
Grand Valley	Mar 07	16,908	34	0	51	0	100	4,180	0
Isla	Mar 07	31,423	18	0	76	0	100	11,119	0
Evidence	Apr 07	23,487	19	0	32	0	50	2,041	0
Secret Garden	May 07	15,344	15	0	54	0	100	3,200	0
CSF - Acácia	Jun 07	23,461	25	0	70	0	100	2,849	0
CSF - Dália	Jun 07	9,000	25	0	88	0	100	549	0
CSF - Prímula	Jun 07	13,897	24	0	37	0	100	927	0
Privilege Residencial	Jun 07	—	12	0	58	0	80	1,769	0
Art Ville	Apr 07	16,157	37	0	80	0	50	2,852	0
Palm Ville	Apr 07	13,582	8	0	75	0	50	1,153	0
Alphaville D. Pedro	Aug 04	616,224	94	0	100	0	58	7,638	0
Belle Vue	Aug 04	7,565	100	35	50	46	70	1,806	2,445
Alphaville Manaus	Aug 05	464,688	69	0	100	0	63	13,900	0
Alphaville Recife	Aug 06	704,051	38	0	94	0	65	7,816	0
CSF - Santtorino	Aug 06	14,979	42	8	100	87	100	8,261	2290
Fit Niterói	Aug 06	8,523	42	22	83	63	100	4,575	3,131
Olimpic - Chácara Sto Antonio	Aug 06	24,988	43	20	99	80	100	18,857	9,162
Alphaville Araçagy	Aug 07	195,829	25	0	85	0	50	5,711	0
Parc Paradiso	Aug 07	35,987	9	0	98	0	90	6,958	0
Supremo	Aug 07	—	39	0	52	0	100	16,533	0
Arena	Dec 05	29,256	87	32	100	99	100	40,590	21,213

			As of December 31, 2007	As of December 31, 2006	As of December 31, 2007	As of December 31, 2006	Gafisa Participation(%)	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006
Development	Month/Year launched	Total area (m2)(1) (100%)	Final completion (%)		Percentage sold-accumulated			Revenue recognized
								(in thousands of R$)
Blue II e Concept	Dec 05	28,296	92	61	65	57	150	14,942	11,578
Cuiabá	Dec 05	11,775	80	16	34	12	50	1,788	124
The Gold	Dec 05	10,465	90	48	86	61	100	18,468	10,654
Felicitá - Evangelina 2	Dec 06	11,323	32	0	78	0	100	6,397	0
Riviera Nice	Dec 06	6,761	21	0	34	0	50	733	0
AlphaVille Natal	Feb 05	1,028,722	97	0	100	0	63	1,112	0
Alphaville Salvador II	Feb 06	853,344	46	0	88	0	55	15,775	0
CSF - Saint Etienne	May 05	11,261	91	31	96	93	100	18,311	6,581
Del Lago	May 05	62,022	96	36	98	86	100	21,128	13,608
Espaço Jardins	May 06	28,926	48	12	100	87	100	23,829	7,041
Paço das Águas	May 06	24,080	63	36	80	64	45	11,781	8,246
Vistta Ibirapuera	May 06	9,963	77	36	100	100	100	15,851	13140
Villagio Panamby - Double View	Oct 03	10,777	100	83	100	84	100	3,184	7,149
Olimpic Resort	Oct 05	21,851	93	39	100	98	100	30,601	20,457
Mirante do Rio	Oct 06	8,125	26	1	99	91	60	2,996	158
Enseada das Orquídeas	Oct 07	52,589	21	0	72	0	80	10,881	0
Fit Jaraguá	Oct 07	14,345	20	0	18	0	100	547	0
Grand Valley Niterói	Oct 07	—	17	0	73	0	100	6,974	0
Horto	Oct 07	—	35	0	95	0	50	27,735	0
Olimpic Bosque da Saúde	Oct 07	—	25	0	76	0	100	8,971	0
Villagio Panamby - Anthurium	Sep 02	16,579	100	100	100	96	100	340	2,578
Blue One	Sep 03	15,973	100	98	78	81	67	1,795	5712
CSF - Benne Sonanz	Sep 03	9,437	100	100	100	87	50	1,274	2,991
CSF - Verti Vita	Sep 03	6,439	100	97	100	78	100	886	4,018
Verdes Praças	Sep 04	19,005	100	49	50	38	100	3,361	6,835
Alphaville Eusébio	Sep 05	534,314	74	0	60	0	65	10,818	0
Palm D’Or	Sep 05	8,493	90	35	100	65	100	18,314	6,163
Villagio Panamby - Domaine Du Soleil	Sep 05	8,225	97	57	100	76	100	19,863	14,523
Villagio Panamby - Jazz Duet	Sep 05	13,400	95	54	98	57	100	33,124	15,195
Forest Ville	Sep 06	15,556	18	12	98	84	50	936	1,126
Garden Ville	Sep 06	11,998	21	14	100	95	50	1,209	2,108
Alphaville Rio Costa do Sol	Sep 07	1,521,753	4	0	53	0	58	2,666	0
Fit Imbui	Sep 07	22,442	11	0	67	0	50	1,122	0
Parc Paradiso (Fase 2)	Sep 07	—	9	0	57	0	0	1,170	0
AlphaVille								93,430	0
Other developments(2)								160,217	196,808
Total development revenues recognized during the periods								1,182,571	675,999

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Includes other developments where individual revenues for those periods are not significant.

Operating Costs

Operating costs in 2007 totaled R$796.9 million, an increase of 71.1% as compared to R$465.8 million in 2006. This increase is due to the greater volume of construction in progress in the year as compared to 2006. As a percentage of total costs, the cost of land increased by 53.3% in 2007 from 2006. Construction costs payable to third parties presented a small decrease in 2007, totaling 81.8% of total operating costs, as compared to 83.1% in 2006. Operating costs, as a percentage of net operating revenue, decreased to 68.0% in 2007 as compared to 70.2% in 2006, mainly due to the greater mix in the types of developments under construction during the year, as a result of our segment diversification strategy and our entry into the affordable entry level segment through FIT and Bairro Novo.

Gross Profit

Gross profit in 2007 totaled R$375.3 million, representing a significant increase of 89.5%, as compared to R$198.1 million in 2006. This increase was mainly attributable to high gross revenue from the greater number of developments. In 2007, the gross margin generated from the sale of our developments increased to 32.0% as compared to 29.8% in the same period of 2006. This increase was due sales at higher margins as we have recognized revenue from developments launched in 2005 and 2006 and extraordinary revenue derived from services rendered by us at our commercial development Eldorado Business Tower in the total amount of R$97.9 million.

Selling Expenses

Selling expenses in of 2007 totaled R$79.4 million, representing an increase of 53.6%, as compared to R$51.7 million in 2006. This increase reflects our aggressive growth strategy, through geographic and segment diversification. Selling expenses in 2007 represented 6.8% of our net operating revenue compared to 7.8% in the same period of 2006.

General and Administrative Expenses

General and administrative expenses totaled R$124.7 million in 2007, representing an increase of 141.1%, as compared to R$51.7 million in 2006. This increase is mainly due to our growth strategy and investment in infrastructure for future growth. The current general and administrative expenses proportion to sales revenue will be diluted as we increase our revenues in the future.  General and administrative expenses in 2007 represented 10.6% of our net operating revenue as compared to 7.8% in 2006.

Stock Issuance Expenses

On March 17, 2007, we concluded our initial public offering of common shares in the United States, resulting in a capital increase of R$ 487.8 million with the issuance of 18,761,992 common shares. As a result of our NYSE initial public offering, we incurred stock issuance expenses totaling R$30.2 million, which were recorded as a charge to income under Brazilian GAAP.

Financial Expenses and Income, Net

Net financial results totaled R$14.2 million in 2007 compared to a negative R$11.9 million in 2006.  Financial expenses during 2007 totaled R$35.3 million, a decrease of 46% over R$65 million in 2006, after capitalizing R$33 million.  Financial income decreased from R$53.0 million in 2006 to R$49.4 million in 2007.

Taxes on Income

Income and social contribution taxes in 2007 totaled R$30.9  million, or 413.7% higher than in 2006, when income and social contribution taxes totaled R$6.0 million. In 2007, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 20.2% and 11.6%, respectively. The combined effective rates during this year were lower than the composite statutory rate of 34% due as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and recorded tax loss carryforward from previous periods. This increase in 2007 reflects an increase in our income taxes and social contribution expense (which is proportional to the growth of our pre-tax income).

Net Income

Net income for the year ended December 31, 2007 totaled R$113.6 million, an increase of 146.7% over the previous year, when net income was R$46.1 million. The increase in net income was primarily due to our aggressive growth strategy through segment and geographic diversification and the increase of launches during the period.

Results of Operations for the Years Ended December 31, 2005 and 2006

Net Operating Revenue

Net operating revenue increased by 45.3%, from R$457.0 million in 2005 to R$663.8 million in 2006. Gross revenues generated from the sales of real estate properties totaled R$675.9 million, an increase of R$228.3 million or 50.0% as compared to the same period in 2005, when revenues generated from the sales of real estate properties totaled R$447.7 million. This increase is attributable to the completion of the construction of projects launched primarily in 2004 and 2005. Net revenues derived from services decreased by 35.4%, from R$21.5 million in 2006 to R$33.1 million in 2005, reflecting the lower volume of construction services contracted to third parties in this period.

The following table sets forth the final completion of the construction in progress in 2006 and 2005 and the related revenue recognized during those periods:

		Total Area (m2)(100%)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	Gafisa Participation(%)	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Development	Month/Year launched		Final completion (%)		Percentage sold-accumulated			Revenue recognized
								(in thousands of R$)
Empresarial Pinheiros	Nov 04	17,149	73	20	100	11	39	76,435	2,070
Verdes Praças	Sep 04	19,005	96	32	97	68	100	32,806	9,744
Villaggio Panamby— Mirabilis	Mar 06	23,355	43	0	75	0	100	24,627	—
Sundeck	Nov 03	13,043	90	35	80	52	100	24,577	9,302
Sunspecial Resid Service	Mar 05	21,189	42	6	100	95	100	21,660	4,160
Arena	Dec 05	29,256	32	0	99	50	100	20,915	—
Olimpic Resort	Oct 05	21,851	39	2	98	76	100	20,320	589
La Place Resid Service	May 04	8,416	93	26	85	64	100	18,210	3,683
Riviera Ponta Negra— Cannes e Marseille	Jan 04	22,332	90	29	63	45	50	17,790	6,252
Sunview Resid Service	Jun 03	14,268	100	82	98	92	100	16,933	27,547
Villaggio Panamby— Double View	Oct 03	10,777	100	60	92	88	100	15,734	12,741
Villaggio Panamby— Jazz Duet	Sep 05	13,400	54	0	57	15	100	15,213	—
Villaggio Panamby— Domaine du Soleil	Sep 05	8,225	57	0	76	24	100	14,476	0
Del Lago	May 05	62,022	62	10	86	46	80	13,995	1,733
Sunprime Resid Service	Nov 03	11,802	95	69	100	97	100	13,951	25,214
Villaggio Panamby—Parides	Nov 06	13,093	47	0	61	0	100	13,315	—
Vistta Ibirapuera	May 06	9,963	36	0	100	0	100	13,012	—
Belle Vue	Aug 04	7,565	90	21	100	81	70	12,054	2,600
Side Park—Ed. Style	Jan 06	7,050	67	0	88	0	100	11,461	768
The Gold	Dec 05	10,465	48	0	61	11	100	10,616	—
Blue I	Sep 03	15,973	98	78	81	72	67	9,496	14,722
Olimpic—Chácara Sto Antonio	Aug 06	24,988	20	0	80	0	100	9,049	—
Terras de São Francisco	Nov 04	114,160	98	91	90	76	50	8,531	25,321
Paço das Águas	May 06	24,080	36	0	64	0	45	8,181	—
CSF—Verti Vita	Sep 03	6,439	100	69	100	93	100	7,845	7,779
Villaggio Panamby—Majuy	May 03	9,854	100	82	100	98	100	7,691	14,475
Illuminato Perdizes	Jun 04	5,652	95	45	100	100	70	7,261	6,225
Espaço Jardins	May 06	28,926	12	0	87	0	100	6,902	—
Villaggio Panamby— Doppio Spazio	Nov 02	13,952	100	100	100	90	100	6,720	12,336
Montenegro Boulevard	Jul 05	174,862	69	52	100	91	100	6,629	14,119
CSF—Saint Etienne	May 05	11,261	31	6	93	79	100	6,561	756
CSF—Benne Sonanz	Sep 03	9,437	100	60	87	47	49	6,335	3,709
Blue Vision	Jun 06	18,514	43	0	77	0	50	6,292	—

		Total Area (m2)(100%)	As of December 31, 2006	As of December 31, 2005	As of December 31, 2006	As of December 31, 2005	Gafisa Participation(%)	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Development	Month/Year launched		Final completion (%)		Percentage sold-accumulated			Revenue recognized
								(in thousands of R$)
Palm D´Or	Nov 05	8,493	35	0	65	21	100	6,147	0
Villaggio Panamby— Anthurium	Sep 02	16,579	100	100	100	92	100	6,015	15,887
Costa Paradiso	Jun 05	63,041	98	3	49	39	100	5,999	156
Península 2	Dec 02	16,294	100	94	96	88	50	5,799	15,543
Doppia Emozione	Nov 03	7,912	100	64	100	100	50	5,697	8,817
Lumiar	Feb 05	7,193	56	3	56	40	100	4,827	159
Weber Art	Jun 05	5,812	34	5	86	60	100	4,359	459
Bem Querer	Nov 05	11,136	19	0	100	40	100	4,172	—
L’Authentique Paraíso	Nov 03	2,713	100	59	100	100	50	3,958	5,190
Sunplaza	Mar 06	6,328	16	0	70	0	100	3,642	—
Sunshine Resid Service	Nov 02	10,979	100	100	92	80	60	3,444	8,094
Villaggio Panamby— Hibiscus	Mar 02	11,002	100	100	100	94	100	3,201	4,041
Península 1	May 02	16,886	100	100	96	94	50	2,670	5,461
Other developments(1)								110,412	178,004
Total development revenues recognized during the periods								675,999	447,656

(1)	Includes other developments where individual revenues for those periods are not significant.

Operating Costs

Operating costs in 2006 totaled R$465.8 million, an increase of 46.4% as compared to R$318.2 million in 2005. This increase is due to the greater volume of construction in progress in the year as compared to 2005. As a percentage of total costs, the cost of land remained unchanged at 15.2% in 2006 from 2005. Construction costs payable to third parties showed a small increase in 2006, totaling 83.1% of total operating costs, as compared to 81.6% in 2005. Operating costs, as a percentage of net operating revenue, increased to 70.2% in 2006 as compared to 69.6% in 2005, mainly due to a different mix in the types of developments under construction during the year.

Gross Profit

Gross profit in 2006 totaled R$198.1 million, representing a significant increase of 42.7%, as compared to R$138.8 million in 2005. This arose mainly from the increase in gross revenue arising from the increased number of our developments. In 2006, however, the gross margin generated from the sale of our developments decreased to 29.8% as compared to 30.4% in the same period of 2005. This decrease was partially due to the fact that in 2006 we were still recognizing revenue from the sale of developments launched in 2003 and 2004. During that period, our sales policy of increasing inventory liquidity by offering price discounts contributed to the reduction of our gross margins and, as a result, negatively affected our results.

Selling Expenses

Selling expenses in of 2006 totaled R$51.7 million, representing an increase of 23.1%, as compared to R$42.0 million in 2005. This increase reflects the costs associated with the increased number of launches in 2006, when we launched 30 developments as compared to 21 in 2005. In 2006 we adopted a new accounting principle for selling expenses. Under this new accounting practice, institutional marketing, project specific advertising, marketing and other selling costs are expensed as incurred and only those expenses directly related to the construction of the sales stands and facilities, and related furnishings, such as model apartments, are deferred and allocated to the income statement as the development progresses. We amended the presentation of our 2005 selling expenses to be consistent with the preferable accounting principle. Selling expenses in 2006 represented 7.8% of our net operating revenue compared to 9.2% in the same period of 2005.

General and Administrative Expenses

General and administrative expenses totaled R$51.7 million in 2006, representing an increase of 41.6%, as compared to R$36.5 million in 2005. This increase is mainly due to: (1) our higher number of employees, which resulted in an increase of approximately R$6.1 million in payroll and related expenses; and (2) the accrual of performance based-compensation for our employees and management totaled R$13.8 million which was R$7.4 million higher than the compensation expenses in 2005. Stock option expenses are not recorded through income under Brazilian GAAP. General and administrative expenses in 2006 represented 7.8% of our net operating revenue as compared to 7.9% in 2005.

Stock Issuance Expenses

In February 2006, we completed our Brazilian initial public offering of common shares in an aggregate amount of R$927.0 million, of which R$494.4 million was attributable to a primary offering and R$432.6 million was attributable to a secondary offering. As a result of our Brazilian initial public offering, we incurred stock issuance expenses in the total amount of R$27.3 million which were recorded as a charge to income.

Financial Expenses and Income, Net

In 2006 net financial expenses totaled R$11.9 million, representing a decrease of 38.3%, as compared to R$31.2 million in 2005. This decrease is mainly due to (1) an increase in our average balance of cash and financial investments as a result of the proceeds from our Brazilian initial public offering, and (2) the renewal of debt with more favorable payment terms and conditions, partially offset by an increase in the level of our indebtedness in the first six months of 2006 as a result of an increased average volume of indebtedness, particularly with respect to SFH loans and debentures. Financial income in 2006 totaled R$53.0 million compared to R$8.3 million in 2005. Financial expenses totaled R$64.9 million in 2006 compared to R$39.5 million in 2005.

Taxes on Income

Income and social contribution taxes in 2006 totaled R$6.0 million, or 76.5%  higher than in 2005, when income and social contribution taxes totaled a tax credit of R$3.4 million. In 2006, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 11.6% and 12.5% , respectively. The combined effective rates during these periods were lower than the composite statutory rate of 34% due to the fact that some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime.

Net Income

Net income for the year ended December 31, 2006 totaled R$46.1 million, an increase of 50.2% over the previous year, when net income was R$30.7 million. The increase in net income was primarily due to our increased operating revenues for the year that are attributable to the completion of the construction of projects launched primarily in 2004 and 2005. However, our total expenses in 2006 were also higher than in 2005, mainly due to the expenses incurred in the beginning of 2006 with our Brazilian initial public offering of common shares and GDSs, resulting in an increase in net profit margin to 6.9% in 2006 from 6.7% in 2005.

Business Segments

Starting in 2007, following the acquisition, formation and incorporation of our subsidiaries Alphaville, FIT and Bairro Novo, respectively, our chief executive officer has begun to assess segment information primarily on the basis of different business segments rather than geographic regions in Brazil. The prior periods have been retrospectively adjusted to conform to our new segment reporting structure and the only segment from this structure in prior years is Gafisa S.A.

Our chief executive officer, who is responsible for allocating resources among our businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results. We provide below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment. This information is the basis of the internal data that is used by our management to develop economic present value estimates and provided to our chief executive officer for making operating decisions, which include the allocation of resources among segments and segment performance. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. The reporting segments do not separate operational expenses, total assets and depreciation. Revenues from no individual customer represented more than 10% of our net sales and/or services.

	For Year Ended December 31, 2007
	Gafisa (1)	Alphaville	FIT	Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	963,411	199,829	8,934	—	1,172,174
Operating costs	(659,889)	(128,692)	(8,333)	—	(796,914)
Gross profit	303,522	71,137	601	—	375,260
Gross margin	31.5%	35.6%	6.7%	—	32.0%

(1)	Includes all subsidiaries, except Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo.

B.  Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing, securitization of receivables and, more importantly, cash flows generated by our operations. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In the residential developments, approximately 15% of the unit price is paid before construction, 15-20% during construction and 65-70% after completion, generally up to 48 months on average. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to insurance companies the receivables portfolio of our completed units.

From time to time, we examine the opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly controlled entities. We finance such investments using cash generated from our operations, through capital market financing or through a combination thereof.

The following table shows the balance of our receivables from clients’ portfolio for the development and sale of properties for the periods presented:

	As of December 31,
	2007		2006		2005
	(in thousands)
Real estate development receivables:	(amended)
Current	R$	524,818	R$	365,741	R$	274,390
Long-term		497,933		194,097		95,169
Total		1,022,751		559,838		369,559
Sales consummated after December 31, 2004 for which revenue not yet recognized (not recorded in the financial statements):
Current	R$	486,794	R$	30,161	R$	62,961
Long-term		881,352		729,810		233,848
Total		1,368,146		759,971		296,809
Total clients’ portfolio	R$	2,390,897	R$	1,319,809	R$	666,367

The total clients’ portfolio balances have the following maturity profile:

	As of December 31,
	2007		2006		2005
	(in thousands)
Maturity
2004	R$	—	R$	—	R$	—
2005		—		—		—
2006		—		—		337,350
2007		—		548,508		100,422
2008		1,011,612		290,391		94,258
2009		609,237		223,715		44,531
2010		433,213		58,714		27,114
2011 and later		336,835		198,481		62,693
Total	R$	2,390,897	R$	1,319,809	R$	666,367

Loans made to our clients are generally adjusted on a monthly basis: (1) during construction, by the INCC alone in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery of the units, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of December 31, 2007, 2006 and 2005, our clients’ default level was 2.0%, 3.1% and 2.3%, respectively, of our revenues. This level was reduced as we recovered units from non-performing clients. We did not record a provision because we considered the allowance for doubtful accounts not to be necessary taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions.

Cash Flows

Operating Activities

In 2007, there was a significant increase in the operating expenditures as compared to 2006 mainly due to the increased number of launches from 30 in 2006 to 53 in 2007, the acquisition of land to support future launches and the higher level of ongoing construction projects. As a result, net cash used in operating activities amounted to R$496.0 million in 2007 as compared to R$ 306.2 million in 2006.

In 2006, we had a significantly higher level of operational expenditures as compared to 2005 due to the increased number of launches from 21 in 2005 to 30 in 2006 and the acquisition of land to support future launches. As a result, net cash used in operating activities totaled R$306.2 million in 2006 as compared to R$112.9 million in 2005.

In 2005, we launched a number of new developments and we believe that we regained the level of launches sufficient to drive an increase in our sales volume. During 2005, we had a higher level of operational expenditures than in the prior year due to the greater number of new developments launched and the higher level of ongoing construction projects. As a result, net cash used in operating activities totaled R$112.9 million in 2005 compared to the net cash provided by operating activities of R$23.6 million in 2004.

Investment Activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$112.2 million, R$8.6 million and R$5.6 million in 2007, 2006 and 2005, respectively. Our expenditure in 2007 was related to the acquisition of investments in subsidiaries and property and equipment. The increase of our cash used in investments activities in 2007 was primarily due to the acquisition of (1) shares of Catalufa Participações Ltda., whose principal asset consisted of an investment in AUSA; and (2) all shares held by Redevco do Brasil in the following jointly-controlled entities:  Blue I SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Blue II SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Jardim I Planejamento, Promoção e Venda Ltda. and Sunplace SPE Ltda.

Our expenditure in 2006 was related to the acquisition of property, equipment and investments in certain subsidiaries. The increase in our net cash used in investment activities in 2005 was primarily related to the acquisition of our subsidiary, Diodon Participações Ltda., in September.

Financing Activities

In 2007, net cash provided by financing activities totaled R$856.5 million a significant increase of 91.6% compared to R$447.1 million in 2006. The increase of our net cash provided by financing activities in 2007 is mainly due to the following: (1) capital increase of R$487.8 million as a result of the initial public offering in the United States completed on March 17, 2007 and (2) debt issuances in the amount of R$427.0 million, of which R$200 million was raised in November for working capital purposes. In addition we paid R$57.8 million in loans and financings, mainly SFH and working capital loans.

In 2006, net cash provided by financing activities totaled R$447.1 million, a significant increase compared to R$206.5 million in 2005. This increase results from the capital increase of R$494.3 million attributable to the initial public offering that we completed in February 2006.

Net cash provided by financing activities in 2005 totaled R$206.5 million, an increase of R$217.1 million, compared to the net cash used in financing activities in 2004 of R$10.6 million. The cash provided in 2005 was attributable to (1) two issuances of debentures for a total amount of R$176.3 million; (2) capital increases totaling R$145.4 million, R$135.2 million of which was raised in June 2005 and R$10.3 million of which was raised in December 2005; and (3) other debt issuances totaling R$93.5 million. These transactions allowed us to repay R$190.1 million in loans and financings and to change the maturity profile of our indebtedness, with terms and conditions more aligned to our business strategy.

Capital Expenditures

In 2005, we invested R$1.6 million in property and equipment, primarily information technology equipment and office facilities.

In 2006 we invested R$4.6 million in property, equipment and investments, primarily information technology equipment and new office facilities in Rio de Janeiro and in São Paulo to accommodate our recently created internal sales force.

In 2007 we invested R$24.2 million in property, equipment and investments, primarily information technology equipment, software and new office facilities in Rio de Janeiro and in São Paulo. Our main investment during the period was the SAP implementation project that amounted to R$7.5 million. In addition, investments in information technology equipment and software totaled to R$1.5 million, and office facilities totaled to R$2.3 million.

Indebtedness

When appropriate, we have incurred indebtedness within SFH, which offers lower interest rates than the private market, and by transferring our debt to our customers. We intend to continue our strategy of maintaining low levels of debt comprised mainly of transactions within SFH or long-term transactions.

As of December 31, 2007 we had outstanding loans and financing in the total amount of R$689.4 million, an increase of 133.4% as compared to December 31, 2006. This increase was mainly due to: (1) working capital loans in the total amount of R$200.0 million; (2) other loans (mainly SFH and working capital loans) obtained throughout 2007 in the total amount of R$225.9 million; (3) accrued interest in the amount of R$25.8 million; and (4) payment of debts in the total amount of R$57.8 million, primarily related to SFH and working capital loans.

In order to minimize exchange rate fluctuation risks, we have  entered into  cross-currency interest rate swap contracts in the total amount of our fixed-rate loans denominated in foreign currency, which amounted to R$200.0 million as of December 31, 2007.

As of December 31, 2006 we had outstanding loans and financing of R$295.4 million, a decrease of 6.8% in comparison with December 31, 2005. The decrease from 2005 was mainly due to: (1) the pre-payment of R$176.4 million of outstanding debentures in December 2006, as part of our company’s strategy to improve indebtedness terms; and (2) the payment of R$26.0 million debt related to our former controlling shareholder, Urucari Participações Ltda., which was incorporated into our balance sheets in December 2005.

The table below sets forth information on our loans, financing and debentures as of December 31, 2007:

	Maturity
	Total	2008	2009	2010	2011 and thereafter
	(in thousands of reais)
Debentures	249,190	9,190	48,000	96,000	96,000
Housing Finance System (SFH)	98,700	44,860	42,793	11,047	—
Working capital	325,453	8,082	207,265	28,402	81,704
Acquisitions	16,013	6,584	5,987	2,948	494
Total	689,356	68,716	304,045	138,397	178,198

Debenture Program

Our first debenture program was approved by and registered with the CVM on April 29, 2005. This enabled us to make public offerings of non-convertible debentures, secured on property and/or with guarantees subordinated to our general creditors. The offer of debentures through the program was limited to a maximum value of R$200 million.

On April 29, 2005 we issued R$64 million aggregate principal amount of debentures due March 1, 2009 under our first debenture program. This second issuance of our debentures comprised 6,400 nominal, non-convertible debentures with a face value of R$10,000.00 each and are guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the subscription date, plus a 2.85% annual spread. As of December 31, 2006, there was no outstanding balance under this second issuance.

On December 1, 2005 we issued R$112.5 million aggregate principal amount of debentures due December 1, 2010 under our first debenture program. This third issuance comprised 11,250 nominal, non-convertible debentures with a face value of R$10,000.00 each and guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the date of issuance, plus a 2% annual spread. As of December 31, 2006, there was no outstanding balance under this second issuance.

On September 29, 2006, our second public offering of debentures was approved by the CVM. Under the second debenture program we can issue up to R$500.0 million in debentures that are not convertible into shares. The debentures are subordinated, and may be secured or unsecured.

On September 29, 2006, we issued one series of debentures under the second debenture program for R$240.0 million aggregate principal amount due September 1, 2011. This is our fourth issuance which consists of 24,000 nominal, non-convertible debentures with a face value of R$10,000.00 each with subordinated guarantees. The debentures provide for the payment of annual interest corresponding to 100% of CDI rate, calculated from the date of issuance, plus a 1.3% annual spread (based on a 252 business-day year).

The first issuance under the second debenture program provides that the following indices and limits be calculated on a semi-annual basis by the trustee based on our consolidated financial statements, drawn-up according to Brazilian GAAP, that we file with the CVM: (1) total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity; (2) total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt; and (3) total debt minus available funds is less than R$1.0 billion, as adjusted for inflation, where:

•	available funds is the sum of our cash, bank deposits and financial investments;

•	SFH debt is the sum of all our loan agreements that arise from resources of the SFH;

•	total receivables is the sum of our short and long-term “development and sale of properties” accounts, as provided in our financial statements;

•	post-completion inventory is the total value of units already completed for sale, as provided on our balance sheet; and

•	total debt is the sum of our outstanding debt, including loans and financing with third parties and fixed income securities, convertible or not, issued in local or international capital markets.

Our indenture under the debenture program contains various covenants including, among other things:

•	limitations on our ability to incur debt;

•	limitations on the existence of liens on our properties;

•	limitations on transactions with related parties, which generally must be on terms no less favorable than those that could be obtained in a comparable arm’s-length transaction; and

•	maintenance of certain financial ratios calculated based on Brazilian GAAP.

As of the date of this annual report , we are in compliance with these covenants.

In June 2008, we filed with CVM our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program will be comprised of 25,000 nominal, non convertible debentures with a face value of R$10,000, to be issued in two series totaling R$250 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, calculated from the subscription date, with a maturity of 10 years.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. On December 31, 2007, the interest rates on these loans generally varied between 6.2% and 11.4% per annum, plus TR (Taxa Referencial), and the loans generally mature through December 2009. This financing is secured by mortgages on property and by security interests on the receivables from clients. On December 31, 2007 we had 15 loan agreements in effect, with a balance of R$98.7 million. At the same date we also had R$622.5 million financing agreements with SFH, the funds of which were not released and will not be released until the completion of the developments to which they are related.

Investments

Our investment activities include mainly the acquisition of property, equipment and new investments, through acquisition of entities.

Our expenditure of R$112.2 million in 2007 was related to the acquisition of investments in subsidiaries and property and equipment. Investments activities in 2007 consisted primarily of the acquisition of (1) shares of Catalufa Participações Ltda., which main asset comprised an investment in Alphaville; and (2) all shares held by Redevco do Brasil.

In addition, we invested R$24.2 million in property, equipment and investments, primarily information technology equipment, software and new office facilities in Rio de Janeiro and São Paulo. Our main investment during the period was the SAP implementation project that amounted to R$7.5 million.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$113.6 million, R$46.1 million and R$30.7 million, in 2007, 2006 and 2005, respectively. Under U.S. GAAP, we would have reported a net income of R$63.5 million, R$24.8 million and R$34.4 million, in 2007, 2006 and 2005, respectively.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$1,530.8 million as of December 31, 2007, R$814.1 million as of December 31, 2006 and R$270.2 million as of December 31, 2005. Under U.S. GAAP, we would have reported shareholders’ equity of R$1,441.9 million, R$795.3 million and R$290.6 million as of December 31, 2007, 2006 and 2005, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	discounting of accounts receivable;

•	deferred selling expenses;

•	capitalized interest;

•	stock issuance expense;

•	revenue recognition;

•	financial instruments;

•	minority interest;

•	land barter transactions;

•	effects of deferred taxes on the differences above; and

•	stock option plan.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity see note 22 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

C.  Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle.  As of December 31, 2007 and 2006 we had 12 and  9 employees engaged in research and development activities, respectively. As of December 31, 2005, we had no employee engaged in research and development activities. Our research and development expenditures in 2007, 2006 and 2005 were immaterial.

D.  Trend Information

Other than as disclosed elsewhere in this annual report including under “Item 3.D. Key Information—Risk Factors” and “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Brazilian Real Estate Sector,” we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E.  Off Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our consolidated financial statements. All of our interests in and/or relationships with our subsidiaries or jointly-controlled entities are recorded in our consolidated financial statements.

F.  Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations, as of December 31, 2007, which comprises loans and financing, debentures, developments and purchase of properties. The table does not include deferred income tax liability and obligations with operating leases, assignment of credits payable, other accounts payable or costs to be incurred on the units not yet sold.

	Maturity Schedule
	Total	2008	2009	2010	2011 and thereafter
	(in thousands of R$)
Loans and financing	440,166	59,526	256,045	42,397	82,198
Debentures	249,190	9,190	48,000	96,000	96,000
Interest(1)	129,601	21,747	45,372	37,718	24,764
Real estate development obligations(2)	772,757	428,088	272,553	72,116	—
Obligations for land purchase	236,241	163,034	6,710	19,402	47,095
Total	1,827,955	681,585	628,680	267,633	250,057

(1)
Estimated interest payments are determined using the interest rate at December 31, 2007. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including obligations not reflected in the balance—CFC Resolution No. 963.

We have agreed to purchase the remaining 40% of AUSA’s capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of AUSA prepared at the future acquisition dates.

We also made provisions for contingencies in relation to labor and civil lawsuits in the amounts of R$3.7 million and R$17.6 million in current and non-current liabilities, respectively, as of December 31, 2007.

Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. Our obligations recognized as liabilities until December 31, 2003 refer exclusively to the estimated costs related to units sold. Costs to be incurred on the units not yet sold are not recorded on our balance sheet. As of December 31, 2007, the amount of “real estate development obligations” related to units launched but not sold was R$598.1 million.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Gary R. Garrabrant		Chairman	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Renato de Albuquerque(2)		Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Caio Racy Mattar(2)(3)		Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Richard L. Huber(2)(3)		Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Thomas J. McDonald		Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Gerald Dinu Reiss (2)(3)		Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Jose Ecio Pereira da Costa Junior (2)(3)		Director	June 6, 2008	Next Shareholders’ General Meeting to be called

(1)	Under Brazilian corporate law, an annual shareholders’ general meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

(3)
Independent member pursuant to Brazilian Law.  According to Brazilian Law, a director is considered independent when: (i) he/she has no relationship with the company, except for holding shares; (ii) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (iii) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (iv) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (v) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (vi) he/she is not a spouse or relative of any member of the company’s management; and (vii) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

None of our directors is entitled to any severance compensation in the event of dismissal from office, except for unpaid portions related to prior years.  Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Gary R. Garrabrant.  Mr. Garrabrant is the chief executive officer and co-founder of Equity International and executive vice-president of Equity Group Investments, LLC.  He is also vice chairman of Desarrolladora Homex S.A. de C.V., a leading real estate company in Mexico, and a member of the board of directors of various other companies in the portfolio of Equity International.  He is also a member of the Real Estate Advisory Board of Cambridge University.  Mr. Garrabrant holds a bachelor’s degree in finance from the University of Notre Dame.  He co-founded and led Genesis Realty Capital Management, a real estate securities investment management firm based in New York.  From 1981 to 1994, Mr. Garrabrant was a senior real estate investment banker, first with Chemical Bank and then with The Bankers Trust Company.  He is currently the chairman of our board of directors, and his current term commenced on April 4, 2008.  His business address is Two North Riverside Plaza, Suite 700, Chicago, Illinois, United States.

Renato de Albuquerque.  Mr. Albuquerque was one of the founders of Construtora Albuquerque, Takaoka S.A., in 1951, which launched the first Alphaville Community in 1973.  In 1995, he founded our subsidiary Alphaville Urbanismo S.A.  Mr. Albuquerque holds a bachelor’s degree in civil engineering and architecture from Universidade de São Paulo.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  His business address is Alameda Noruega, No. 316, Alphaville Residencial 1, Barueri, SP, Brazil.

Caio Racy Mattar.  Mr. Mattar is currently the investment and construction officer of Companhia Brasileira de Distribuição (CBD- Pão de Açúcar Group).  He is also a member of the board of directors of Sendas Distribuidora S.A. and Paramount Têxteis Indústrias e Comércio S.A. Mr. Mattar holds a bachelor’s degree in civil engineering and a master’s degree in business administration from the London Business School.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  His business address is Av.  Nações Unidas No. 8,501, 19th floor 05425-070 - São Paulo, SP - Brazil.

Richard L. Huber.  Mr. Huber is an investor in different companies from various segments, especially in Latin America.  He is currently the chairman of Antarctic Shipping, a Chilean company that operates maritime cruises in the Antarctic, Vina San Rafael in Chile, Covanta Energy Corporation, and other companies in the United States and other countries.  He also manages private equity portfolios.  Mr. Huber holds a bachelor’s degree in chemistry from Harvard University.  He started his career as a trainee at First National Bank in 1959.  Until February 2000, he worked in the financial area and as the chief executive officer and chairman of Aetna Inc.  He was also a member of the board of directors of many United States and Latin American companies.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  His business address is 139 W. 78th Street, New York, New York, United States.

Thomas J. McDonald.  Mr. McDonald joined Equity International Management, LLC in 1999, and he is currently its executive vice-president, in charge of the company’s investments.  He is also a director at several companies held in the portfolio of Equity International’s group.  Mr. McDonald holds a bachelor’s degree in international relations and Spanish from the University of Notre Dame.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  His business address is Two North Riverside Plaza, Suite 700, Chicago, Illinois, United States.

Gerald Dinu Reiss. Mr. Reiss is the founder and the officer of the business consulting firm Reiss & Castanheira Consultoria e Empreendimentos Ltda since 1987. He is the Planning and Controlling Officer of Grupo Ultra from 1980 to 1986 and member of its Executive Committee as of 1984. Professor of Business Planning of Escola de Administração de Empresas de São Paulo at Fundação Getulio Vargas from1974 to 1986. Mr. Reiss was also a member of the Board of Directors of various Brazilian companies, as CAEMI, Petrobrás S.A., Petrobrás Distribuidora S.A, COMERC and Grupo Pão de Açúcar. Mr. Reiss holds a bachelor’s degree in electric engineering from Escola Politécnica da Universidade de São Paulo and a PHD in Business Administration from California University, Berkeley, USA. He is currently a member of our board of directors, and his current term commenced on April 4, 2008. His business address is Rua Cordeiro Galvão, 301, 05450-020 – São Paulo, SP - Brazil

José Ecio Pereira da Costa Junior.  Mr. Pereira is currently head of the Administrative Council of IBEF - Instituto Brasileiro dos Executivos Financeiros. He started his auditing career in 1974 and became in 1986 partner of Arthur Andersen & Co. In June 2002 he was admitted as an audit partner at Deloitte Touche Tohmatsu in Brazil. Mr. Pereira is also the founder of the business consulting firm JEPereira Consultoria em Gestão de Negócios. Mr. Pereira holds a bachelor’s degree  in  business administration from Fundação Getúlio Vargas and a bachelor´s degree in accounting from Faculdade São Judas Tadeu. He is currently a member of our board of directors and the chairman of our Audit Committee. His business address is Av. República Argentina, 665, No. 906/907, 80240-210 – Curitiba, PR – Brazil.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Wilson Amaral de Oliveira		Chief Executive Officer	December 22, 2006	December 31, 2009
Alceu Duílio Calciolari		Chief Financial Officer and	December 22, 2006	December 31, 2009

Name	Age	Position	Election Date	Term of Office
Investor Relations Officer
Antônio Carlos Ferreira Rosa		Officer	December 22, 2006	December 31, 2009
Mário Rocha Neto		Officer	December 22, 2006	December 31, 2009
Odair Garcia Senra		Officer	December 22, 2006	December 31, 2009

None of our executive officers is entitled to any severance compensation in the event of dismissal from office, except the unpaid portions related to prior years.  The business address of each of our executive officers is Av.  Nações Unidas No. 8,501, 19th floor, 05425-070 - São Paulo, SP – Brazil.

The following is a summary of the business experience and principal outside business interests of the current members of our board of executive officers.

Wilson Amaral de Oliveira.  Mr. Amaral is currently our chief executive officer, and his current term commenced in December 2006.  He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a marketing certificate from ESPM.  Previously, he was a member of the board of directors and officer of Playcenter S.A., a member of the board of officers of Hopi Hari S.A. and of the fiscal council of Lojas Americanas S.A, an officer of Artex Ltda., as well as sales and marketing officer of Fundação Tupy S.A., Tupy Tubos e Conexões Ltda.  and CLC Alimentos Ltda.  He was also a member of the executive board of directors of Americanas.com S.A., Kuala Ltda.  (successor of Artex Ltda.), Toalia S.A. and ABC Supermercados S.A. Mr. Amaral was also the managing partner of Finexia, country manager of DHL Worldwide Express do Brasil Ltda. and managing director of Tupi Perfis S.A.

Alceu Duílio Calciolari.  Mr. Calciolari is currently our chief financial officer and investor relations officer, and his current term commenced in December 2006.  He holds a bachelor’s degree in business administration from Faculdades Metropolitanas Unidas and a master’s degree in controllership from Pontifícia Universidade de São Paulo.  Mr. Calciolari started his career as a trainee at ABN AMRO Real S.A. in 1978 and worked as an auditor, from 1983 to 1996, at Arthur Andersen LLP.  He was also chief finance officer at Tupy S.A., from 1996 to 1998, and ALL—America Latina Logística S.A., from 1998 to 2000.  Mr. Calciolari has been our chief financial officer since 2000.

Antônio Carlos Ferreira Rosa.  Mr. Rosa is currently our new markets executive officer, and his current term commenced in March 2006.  He holds a bachelor’s degree in civil engineering from Universidade de São Paulo.  He joined Gafisa as an intern, holding several positions, including construction manager and development manager.

Mário Rocha Neto.  Mr. Rocha Neto is currently our operation executive officer, and his current term commenced in December 2006.  He holds a bachelor’s degree in civil engineering from the Polytechnical School of the Universidade de São Paulo.  Mr. Rocha Neto joined the former Gomes de Almeida in 1978 as an intern.  He was also a member of the management of Y. Takaoka Empreendimentos S.A. and, from 2003 to 2004, a member of the São Paulo Construction Union.

Odair Garcia Senra.  Mr. Garcia Senra is currently our executive officer responsible for developments in São Paulo, and his current term commenced in December 2006.  He holds a bachelor’s degree in civil engineering from the civil engineering school of Mauá.  Mr. Garcia Senra joined the former Gomes de Almeida in 1970 as an intern, and he has worked as a construction engineer, a construction manager and a construction officer.  He was also a professor at the Civil Engineering School of Mauá in 1972, and director of Secovi—Sindicato de Compra e Venda de Imóveis in São Paulo.

Our Relationship with our Executive Officers and Directors

As of December 31, 2007, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers and such members do not hold any direct or indirect interest of greater than 1% of our share capital. Also, as of December 31, 2007, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers.

In none of these cases, as of the referenced date, were the interests held material.  In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

B.  Compensation

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the board of officers and the members of the fiscal council, when installed.  Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

In 2005, the aggregate compensation we paid to the members of our board of directors and our consulting committees totaled R$1.1 million.  For 2006, the aggregate compensation of the members of our board of directors and our consulting committees totaled R$700 thousand. For 2007, the aggregate compensation of the members of our board of directors and our consulting committees totaled R$700 thousand.

For each of 2005, 2006 and 2007, the aggregate compensation we paid to our executive officers totaled R$4.1 million, R$4.3 million and R$4.2 million, respectively. 50% of our employee compensation is determined based on the attainment of certain corporate goals.

C.  Board Practices

General Information

We are managed by a board of directors (Conselho de Administração) consisting of up to nine directors and a board of officers (Diretoria Executiva) consisting of up to eight officers.  Our directors are elected for a two-year term and our executive officers are elected for a three-year term.  Reelection of officers and directors is permitted.  We also have a fiscal council (Conselho Fiscal), which is currently not installed as a permanent body, an investment committee, an audit committee, a compensation committee, a nominating and corporate governance committee, and a finance committee. See “Item 6.A. Directors and Senior Management.”

Board of Directors

Our board of directors is our decision-making body responsible for formulating general guidelines and policies for our business, including our long term strategies. Among other things, our board of directors is responsible for appointing and supervising our executive officers.

Our board of directors meets at least once every quarter and at any other times when a meeting is called by its chairman or by at least two other members.  The decisions of our board of directors are taken by the majority vote of its members.  In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.  In addition, pursuant to Brazilian corporate law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

Under Brazilian corporate law, a company’s board of directors must have at least three members, and each of the members of the board of directors must be a shareholder of the company, although there is no requirement as to the minimum number of shares that an individual must hold in order to serve as a director.  Our bylaws provide for a board of directors of up to nine members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado.  Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting.  Although the Listing Rules of the Novo Mercado require only one independent director, in accordance with our bylaws, our board of directors has four independent members.

Paragraph 4 of Article 141 of Brazilian corporate law provides that shareholders with at least 10% of a company’s total capital stock may request the adoption of the multiple voting procedure for the election of the board of directors, even where there is no provision for this in the company’s bylaws.  The multiple voting procedure grants each share as many votes as the number of board members, and allows shareholders to allocate either all of their votes to a single candidate or to distribute their votes among several candidates.

All the voting proceedings discussed in the previous paragraphs currently apply to our company.

As prescribed by CVM Instruction No. 282, of June 26, 1998, the minimum voting capital percentage required for the adoption of the multiple voting procedure in publicly-held companies may be reduced as a result of the amount of its capital stock.  Based on the current amount of our capital stock, shareholders representing 5% of our total capital stock may request the adoption of the multiple voting procedure in order to elect the members to our board of directors.  The referred minimum percentage may vary from 5% to 10% depending on the amount of our capital stock, as prescribed in the aforementioned CVM instruction.  If the adoption of the multiple voting procedure is not requested, directors are elected by a majority vote of our shareholders, and such shareholders who, individually or collectively, represent at least 10% of our shares, are entitled to appoint, in a separate vote, a director and its alternate.

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our board of officers must comply, by means of the execution of a management compliance statement, with obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado, including, but not limited, to: (1) any shareholder that becomes our controlling shareholder, or becomes part of our controlling group, must comply, by means of executing of the controlling shareholder compliance statement, with the obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado; (2) any indirect controlling shareholder of our company must fully comply with the obligations established in the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules, the Listing Rules of the Novo Mercado, Brazilian corporate law, Brazilian Securities Regulations and our bylaws; (3) use best efforts to ensure that our shares are widely held through public share offerings; (4) re-establish the minimum percentage of outstanding floating stock, in case additional shares are issued or the controlling power over our company is transferred; (5) inform BOVESPA with respect to the trading of the securities held by our controlling shareholders; (6) comply with the rules imposed on our directors in the event our public company registration with the CVM is cancelled; and (7) comply with rules and regulations applicable in the event of the delisting of our company from the Novo Mercado.

Board of Officers

Under Brazilian corporate law, a company’s board of officers must have at least two members, and each of such members must be a resident in Brazil but is not required to be a shareholder of the company.  Furthermore, no more than one-third of our directors may serve as members of our board of officers at any given time.

The members of our board of officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors.  Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members.  Currently, our board of officers consists of five members, elected at the meeting of our board of directors on July 6, 2006.  The members of our board of officers are appointed by our board of directors for three-year terms, and may be reelected or removed by our board of directors at any time.  Our board of directors is responsible for determining the role of our executive officers.  Currently our executive officers are made up of a chief executive officer, a chief financial and investor relations officer and various other executive officers without a specific designation.

The chief executive officer submits to the board of directors for their approval the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries.  The chief executive officer enacts these plans and develops our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors.  Together with the other officers, he also supervises and coordinates our activities.  The officer in charge of investor relations supplies our financial information to investors, the CVM and the BOVESPA and is also responsible for keeping an updated register based on the applicable regulations.

Audit Committee

Under the applicable rules of the NYSE, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NYSE Rule 303A on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act, that is, (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Our directors have established an Audit Committee that convenes as often as it determines is appropriate to carry out its responsibilities, but at least quarterly. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald Dinu Reiss, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald Dinu Reiss are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained.  The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

Fiscal Council

Under Brazilian corporate law, the fiscal council is a corporate body independent from the management of the company and its external auditors.  The fiscal council is not a permanent body, and whenever installed, must consist of no less than three and no more than five members.  The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements and to report its findings to the shareholders of the company.  The fiscal council is not equivalent to an audit committee as contemplated by the Securities Exchange Act, as amended.  Under Brazilian corporate law, a fiscal council must be established at a shareholders’ general meeting upon request of shareholders representing at least 10% of the shares with voting rights, or 5% of the shares with no voting rights, and its members shall remain in office until the annual general shareholders’ meeting of the year following their election.  Each member of the fiscal council is entitled to receive compensation in an amount equal to at least 10% of the average amount paid to each executive officer (excluding benefits and profit sharing).

Individuals who are also employees or members of the administrative bodies of our company, the controlling shareholder, or the controlling shareholder’s group, as well as spouses or parents of our management, cannot serve on the fiscal council.

Our by-laws provide for a non-permanent fiscal council composed of three members, which can be formed and have its members elected at the shareholders’ general meeting, as requested by the shareholders, in the events set forth by Brazilian corporate law.  When in operation, our fiscal council consists of three members, and its compensation is set at the shareholders’ general meeting that elects them.

Currently, we do not have a fiscal council in operation and therefore no member has been appointed.  We have established an audit committee. See “Item 6.C. Director, Senior Management and Employees— Board Practices— Audit Committee.”

Investment Committee

On January 13, 2006, our board of directors modified the structure of our incorporation and new business committee renaming it the investment committee.  The investment committee is composed of the chairman of our board of directors, our chief executive officer and another member of our board of directors.  Our investment committee is a non-permanent body and its duties are to: (1) analyze, discuss and recommend land acquisitions and new real estate developments; (2) advise our executive officers during the negotiation of new deals and the structuring of new developments; (3) supervise the beginning of new projects and their related cash flows; and (4) in special cases, assist in the negotiation and structuring of new types of business.  Each decision by our investment committee to acquire land is made by ensuring that the investment meets the minimum return threshold set by us and comparing it with other potential investments.  Such decision is made independent of the geographical location of the investment in order to maximize return on our capital allocation as a whole.

Currently, our investment committee is in operation and is comprised of Messrs.  Gary R. Garrabrant, Wilson Amaral de Oliveira and Thomas J. McDonald.

Compensation Committee

Our directors have established a Compensation Committee composed of three members; currently, they are Gary R. Garrabrant, Caio Racy Mattar and Thomas J. McDonald. This committee reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Nominating and Corporate Governance Committee

Our directors have established a Nominating and Corporate Governance Committee composed of three members; currently, they are Thomas J.  McDonald, Richard L.  Huber and Caio Racy Mattar. This committee considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees; and develops and recommends governance principles applicable to us.

Finance Committee

Our directors have established a Finance Committee composed of three members; currently, they are Wilson Amaral de Oliveira, Alceu Duilio Calciolari and Nelson Martinez. This committee evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Summary of Significant Differences of Corporate Governance Practices

NYSE Corporate Governance Rules provide that we are required to disclose any significant differences on our corporate governance practices from those required to be followed by U.S. companies under NYSE listing standard.  We have summarized these significant differences below.

We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE Corporate Governance Rules, except that we will be required to have a qualifying audit committee under Section 303A.06 of the Rules, or avail ourselves of an appropriate exemption.  In addition, Section 303A.12(b) provides that our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any material non-compliance with any applicable provisions of the NYSE Corporate Governance Rules.

Majority of Independent Directors

NYSE Rule 303A.01 provides that each NYSE-listed company must have a majority of independent directors.  Neither Brazilian corporate law nor our by-laws require that we have a majority of independent members.  Notwithstanding this, the majority of our board members qualify as independent directors under NYSE rules.

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each NYSE-listed company must meet at regularly scheduled executive sessions without management.  According to Brazilian corporate law, up to one-third of the members of the board of directors can also hold management positions.  The remaining non-management board members are not expressly empowered to serve as a check on management and there is no requirement that those board members meet regularly without management.  Notwithstanding the foregoing, our board of directors consists entirely of non-management directors and as such we believe we are in compliance with the NYSE Rule 303A.03.

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law.  However, our board of directors formed such a committee to consider and periodically report on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develop and recommend governance principles applicable to us. With respect to compensation, under Brazilian corporate law, the shareholders determine the total and individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. listed company must have a compensation committee composed entirely of independent directors.  We are not required to have such a committee under Brazilian law. However, our board of directors formed such a committee to review and make recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Audit Committee

NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC provide that each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3.  In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.07(c), have an internal audit function and otherwise fulfill all other requirements of the NYSE and Rule 10A-3.  The SEC recognized that due to the local legislation for foreign private issuers, some of the functions of the audit committee could be subordinated by local laws to our other bodies.

We are not required under Brazilian law to have an audit committee. However, we formed such a committee with the following responsibilities:

•	Pre-approve services to be provided by our independent auditor;

•	Choose and oversee the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing any other service;

•	Review auditor independence issues and rotation policy;

•	Supervise the appointment of our independent auditors;

•	Discuss with management and auditors major audit issues;

•	Review quarterly financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	Review our annual report and financial statements;

•	Provide recommendations to the board on the audit committee’s policies and practices;

•	Review recommendations given by our independent auditor and internal audits and management’s responses;

•	Evaluate the performance, responsibilities, budget and staffing of our internal audit function and review the internal audit plan; and

•	Provide recommendations on the audit committee’s bylaws.

Equity Compensation Plans

NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the rule.  Under Brazilian corporate law, shareholder pre-approval is required for the adoption of equity compensation plans and any material revision thereto.

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines.  We do not have a similar requirement under Brazilian law.  However, we have listed our common shares on the Novo Mercado (New Market) of the São Paulo Stock Exchange, which requires adherence to the corporate governance standards of that Exchange specified under “Item 10.B. Additional— Memorandum and Bylaws.” In addition, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. On July 10, 2007 we have adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. See “Item 16B. Code of Business Conduct and Ethics.”

D.  Employees

As of December 31, 2007, we had 873 employees, 647 in the State of São Paulo, 183 in the State of Rio de Janeiro and 43 in other markets.

The table below shows the number of employees for the periods presented

Period	Operations	Administration & Finance	Business Development	Sales	Other	Total
2007	642	78	73	14	66	873
2006	337	76	60	14	43	530
2005	321	77	29	24	24	475

Our administrative employees carry out management, accounting, IT, development, sale, legal and construction activities, in addition to negotiating with suppliers.  Our construction site employees focus on management and oversight of our construction workers, a majority of whom is outsourced.  The outsourced employees are hired by the contractors to carry out various tasks on the construction sites. Currently, we estimate that approximately 7,800 outsourced professionals are providing services to us.  There are 4,185 in the State of São Paulo, 3,069 in the State of Rio de Janeiro, and 546 in our other markets.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the commencement of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was signed in May 2008, establishing a salary adjustment of 8.5% as of May 2008.  This collective bargaining agreement became effective on May 2008 and will expire on April 30, 2009.  The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO).  As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was signed in March 2008, establishing a salary adjustment of 7.5% as of March 2008.  This collective bargaining agreement became effective in March 2008 and will expire in February 2009. We believe our relations with our employees and unions are good.  In the last three years, we have not experienced any work stoppage or collective claims proposed by the unions.

The benefits we offer to our permanent employees include life insurance, dental plan, health insurance, medical assistance plan, meal reimbursements and profit sharing.

Health and Safety

We are committed to preventing work-related accidents and diseases.  Accordingly, we maintain an environmental risk prevention program which seeks to maintain and enhance the health and physical conditions of our employees, by anticipating, recognizing, evaluating and controlling any existing or potential environmental risks in the workplace.  In addition, we have an internal committee for the avoidance of accidents, which seeks to prevent diseases and accidents from occurring in the workplace.  We make significant investments in this area, providing frequent training programs for both our construction employees and our subcontractors’ employees, and we require our subcontractors to follow strict guidelines.

E.  Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 1.7% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. Also, as of December 31, 2007, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers.  In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Thomas J. McDonald	Director	1
Gary R. Garrabrant	Director	1
Caio Racy Mattar	Director	1
Richard L. Huber	Director	16,217
Renato De Albuquerque	Director	1,121,622
Gerald Dinu Reiss	Director	1
Jose Ecio Pereira da Costa Junior	Director	1
Wilson Amaral De Oliveira	Chief Executive Officer	214,600
Alceu Duilio Calciolari	Chief Financial Officer and Investor Relations Officer	331,420
Odair Garcia Senra	Officer	205,320
Antonio Carlos Ferreira Rosa	Officer	58,891
Mario Rocha Neto	Officer	299,820
Total		2,247,895

Stock Option Plans

Existing Stock Option Plan

At our annual special shareholders’ general meeting held on April 30, 2002, our shareholders ratified the terms and conditions of our stock option plan as approved by our board of directors during the meeting held on April 3, 2000, in which a standard stock option plan was approved for the granting of subscription rights related to our preferred shares.

Our stock option plan seeks to: (1) encourage our expansion and success, allowing our directors, executive officers and senior employees to acquire shares of our capital stock to assist in their integration into our company; (2) permit us to obtain and retain the services of directors, executive officers and senior employees by offering them the additional benefit of becoming one of our shareholders; and (3) align the interests of our directors, executive officers and senior employees with the interests of our shareholders.

In the context of our stock option plan, we entered into individual agreements with our employees, directors and executive officers, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plan and the specific conditions set forth by their agreements.

As a result of our entry in the Novo Mercado segment of the BOVESPA, our preferred shares were converted into common shares, and therefore all stock options relating to the existing stock option plan currently grant subscription rights related to our common shares.

As of the date of this annual report, options to purchase 2,145,000 shares of our common shares have been issued to employees, directors and executive officers pursuant to executed stock option plan agreements.  Of these, 1,677,900 shares have been already been acquired or expired pursuant to such agreements.

New Stock Option Plan

In view of our entry in the Novo Mercado segment of the BOVESPA, and in order to protect the rights of the beneficiaries of the existing stock option plan, we decided to maintain this plan and, in addition, we approved a new stock option plan on February 3, 2006 during a jointly-held annual and special shareholders’ general meeting.  With respect to this new stock option plan, our board of directors may release further programs on a regular basis, of options to purchase up to 5% of the total outstanding shares of our company as set forth in the new stock option plan.  Such new programs would grant our managers and senior employees the right to acquire our shares for a set price, under terms and conditions laid down in stock option plan agreements entered into with each participant.

As of the date of this annual report, options to purchase 4,580,043 shares of our common shares have been issued to employees, directors and executive officers pursuant to executed stock option plan agreements and options to purchase an additional 467,079 shares of our common shares may be issued under the plan.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information relating to the ownership of our common shares as of December 31, 2007, by each holder of 5.0% or more of our common shares and all of our directors and officers as a group, as well as common shares held in treasury.  Each holder of common shares has the same rights.

Shareholders	Shares	%
EIP Brazil Holdings LLC (1)	18,229,605	13.8
Directors and officers	2,040,201	1.5
Other shareholders	109,182,315	82.4
Treasury Shares	3,124,972	2.4
Total	132,577,093	100.0

(1)	EIP Brazil Holding LLC is an affiliate of Equity International.

Approximately 71% of our total common shares outstanding is held in Brazil and 15% of our record holders are in Brazil. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

In June 2007, Brazil Development Equity Investments, LLC, a company affiliated to GP, sold its remaining stake in our company (approximately 7% of our total capital stock at the time).

B.  Related Party Transactions

Other than arrangements which are described in “Item 6.A. Directors, Senior Management and Employees— Directors and Senior Management— Our Relationship with our Executive Officers and Directors” and the transaction described below, since January 1, 2005, there has not been, and there is not currently proposed, any material transaction or series of similar transactions to which we were or will be a party in which any director, executive officer, holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect interest.

Under Brazilian corporate law, our directors and executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and under conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

In 2004, we sold a portfolio of securitized receivables with a book value of R$59.7 million to Altere Securitizadora S.A., a securitization company which at the time was controlled by GP Investimentos S.A. Altere then issued mortgage-backed securities to the market with terms of up to 52 months.  We received R$52.2 million in proceeds from this sale.  We were charged a fee of 1.5% of the transaction value which was recorded as an expense equaling R$0.8 million.  The mortgage-backed securities are indexed to the IGP-M and accrue interest of up to 15.25% per annum.  The balance of receivables from clients is presented net of the value of the mortgage-backed securities and of escrow deposits, which at December 31, 2005 totaled R$8.7 million.  In April 2006, GP Investimentos S.A. sold 100% of its stake in Altere to a third-party investor group.

As of December 31, 2007, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.  FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Legal Proceedings

We are currently party to several legal and administrative proceedings arising from the normal course of our business, principally relating to civil, environmental, tax and labor claims. We establish provisions in our balance sheets relating to potential losses from litigation based on estimates of probable losses.  Brazilian GAAP requires us to establish provisions in connection with probable losses and we record a provision when, in the opinion of our management, we feel that an adverse outcome in a litigation is probable and a loss can be estimated.  The determination of the amounts provisioned is based on the amounts involved in the claims and the opinion of our management.

Civil Claims

As of December 31, 2007, we were a party to 524 civil actions, totaling approximately R$172.6 million. Of these actions, we were the plaintiff in 122 actions and the defendant in 402 actions, with aggregate amounts of approximately R$10.5 million and R$162.1 million, respectively. For three of the claims where we are the defendant, the plaintiffs are seeking an aggregate amount of approximately R$48.0 million.  As of December 31, 2007, we have filed defense to these claims.  While we believe these claims are unfounded, we are of the view that the likelihood of loss is possible. In two of the three claims, our liability is limited because there are three other defendants. The third claims involve an amount of approximately R$27.8 million of the proceeds from our Brazilian initial public offering that was withheld in an escrow deposit attached by court order to guarantee a writ of execution (ação de execução). We have recorded no provisions for this claim.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2007, the provision for our civil claims amounted to R$2.3 million.

Environmental Claims

On August 27, 2004, the Federal Public Prosecution Office filed a Public Civil Action against us and others, including the Superintendência Estadual de Rios e Lagoas, or SERLA, which is responsible for managing the water resources of the State of Rio de Janeiro, alleging intervention in a permanent preservation area.  The Federal Public Prosecution Office sought indemnification payment of R$1.0 million to repair the damaged area, as well as penalties for the damages caused to the environment.  We are currently not able to estimate the recovery amounts to be paid in this claim.

In addition, we are periodically party to other administrative environmental inquiries or claims by the Public Prosecution Offices of the States of São Paulo and Rio de Janeiro or by other governmental agencies or third parties.  These inquiries may result in public environmental claims against us and the findings in these inquires may give rise to other administrative and criminal claims.  However, based on currently available information, we do not believe these matters are, or are likely to be in the future, material to our business or financial condition.

As of December 31, 2007, we have made no provisions for environmental claims.

Tax Claims

We have challenged the constitutionality of the amendment of the tax basis for payment of the Social Integration Program Contribution (Contribuição para o Programa de Integração Social), or PIS, as determined by Laws No. 9,715/98 and No. 9,718/98.  We obtained a favorable preliminary injunction in the case and have not paid approximately R$8.0 million to the tax authorities.  While we believe the likelihood of a favorable final outcome to be probable, nonetheless, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities in accordance with Brazilian regulation.

We are also challenging the constitutionality of the amendment of the tax basis and rate increase for payment of the Contribution for Social Security Financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, as determined by Law 9,718/98.  We obtained a partially favorable preliminary injunction and did not pay approximately R$3.5 million, which amount is fully accrued.  We believe the likelihood of a favorable final outcome is probable with respect to the amendment of the contribution calculation basis and remote with respect to the rate increase.  However, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities.

We are party to two tax claims arising from tax assessments filed by the Brazilian Federal Revenue Service—SRF, because we deducted from the IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) calculation basis in fiscal years 1998 and 1999 expenses that were considered non-deductible by the authorities.  The lowers courts have partially accepted our defense for the fiscal year 1998 claim but have rendered an unfavorable decision for the fiscal year 1999 claim.  We filed administrative appeals on both claims.  On February 1, 2007, we were notified of a higher administrative court’s decision to uphold the lower court’s decision in its entirety on the fiscal year 1998 claim.  We are discussing the administrative decision for fiscal year 1998, secured by a bank guarantee. We are awaiting for the judicial first level decision. If it is unfavorable, we plan to appeal the decision.  Although we believe it is possible that our position will not prevail, we do not believe loss is probable.  We believe we are more likely than not to prevail on this claim in court because we will have an opportunity to provide further evidence in our favor that was not presented at the administrative level.  Such further evidence includes the appraisal of our books by a court-appointed expert which was not permitted at the administrative proceedings.  In addition, our argument that the tax claim was inappropriate is based on the position that the tax authorities erroneously re-characterized our service agreement with a third party as a purchase and sales agreement and disallowed the deduction of expenses from the IRPJ and CSLL tax bases based on this re-characterization of the agreement.  We will rely on prior court rulings that have rejected similar attempts by tax authorities to impose taxes by re-characterizing leasing agreements as purchase and sales agreements.  In those prior cases, the appeals court concluded that such re-characterization of the agreements was inappropriate and annulled the tax claims.  In the opinion of management, this matter is a contingent liability that arises from an interpretation of the tax authorities with which we disagree and is not a tax obligation.  Based on the foregoing, management has determined not to record the amount at this time.  We are still awaiting for the higher administrative court’s final decision on the fiscal year 1999 claim.  If this administrative decision is unfavorable, we intend to appeal as we did for fiscal year 1998.  The aggregate amount involved in these two claims is approximately R$16.5 million, including interest, penalties and legal fees, which do not include attorney’s fees.

In addition, we have requested payment in installments for amounts not collected by the PIS and COFINS for the period from March 2004 to April 2005.  As of December 31, 2007, such installment plan had been deferred and an amount of R$9.8 million is fully accrued as accounts payable.

As a result of our acquisition of Alphaville, we have become party to administrative and judicial tax claims relating to the Excise Tax (Imposto Sobre Produtos Industrializados), or IPI, and the State Value Added Tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, regarding Alphaville’s alleged failure to pay taxes on its import of two aircrafts.  The total amount involved in these claims is approximately R$49.2 million and approximately R$1.6 million has been deposited by Alphaville with the relevant courts.  Alphaville is waiting for the final decision by the courts on these proceedings.  According to our acquisition agreement of Alphaville, the selling shareholders must reimburse any loss suffered by us or Alphaville arising from acts occurring before January 8, 2007, including the claims set forth above.

As of December 31, 2007, the provision for tax claims amounts to R$16.8 million.

Labor Claims

As of December 31, 2007, we were a defendant in approximately 2,096 labor claims resulting from our ordinary course of business, of which approximately 96% were filed by outsourced workers and approximately 4% were filed by our former employees.  On December 31, 2007, the total value involved in the labor claims filed against us was approximately R$45.5 million.  As of December 31, 2007, the provision for labor claims amounts to R$2.2 million.

Dividend Policy

The amount of any of our distributions of dividends and/or interest on shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our board of directors and our shareholders may consider relevant, as discussed below. In consideration of these factors and our intention to recommend reinvestment of our total adjusted net profits, our board of directors has recommended that we pay the mandatory 25% dividends on shareholders’ equity for the fiscal year 2007.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose to our shareholders how our earnings of the preceding fiscal year are to be allocated.  For purposes of Brazilian corporate law, a company’s income after federal income tax for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “net income” for such fiscal year.  In accordance with Brazilian corporate law, an amount equal to the company’s “net income,” as adjusted, will be available for distribution to shareholders in any particular year.  The distributable amount may be affected by the following:

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to the statutory reserve, if any;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the investment reserve;

•	increased by reversals of contingency reserves recorded in prior years; and

•	increased by amounts allocated to the investment reserve, when realized and if not absorbed by losses.

Our calculation of net profits and allocation of funds to our reserves for any fiscal year are determined on the basis of our audited unconsolidated financial statements for the immediately preceding fiscal year.

Allocation of Net Income

According to Brazilian corporate law, we have two principal reserve accounts: (1) revenue reserve and (2) capital reserve.

Revenue Reserve.

Our revenue reserve account is comprised of:

•
Legal Reserve.  Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our share capital.  However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital.  The amount of our legal reserve must be approved by our annual general shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2007, our legal reserve amounted to R$15.6 million.

•
Statutory Reserve.  Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws.  The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. As of December 31, 2007, our statutory reserve amounted to R$80.9 million.

•
Contingency Reserve.  Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years.  Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income.  Any amount so allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs.  The allocations to the contingency reserve are subject to the approval of our shareholders in a shareholders’ general meeting. As of December 31, 2007, there was no amount allocated to our contingency reserve.

•
For Investment Reserve.  Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve.  Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the profits, gains or returns resulting from a transaction that occurred in the relevant fiscal year but to be received after the end of the following fiscal year.  All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2007, our investment reserve amounted to R$63.2 million.

•
Retained Earnings Reserve.  Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders.  If such budget covers more than one fiscal year, it might be reviewed annually at the shareholders’ general meeting.  The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2007, there was no amount allocated to our retained earnings reserve.

Capital Reserve

Under Brazilian corporate law, the capital reserve is the special reserve for the issuance of shares, debentures, tax incentives, donations and investments subsidies, incorporation, and sale of participation certificates and subscription bonds.  The amount allocated to our capital reserve is not included in the calculation of the mandatory dividend.  Under Brazilian corporate law, capital reserve may only be applied to, among other things: (1) absorb losses that exceed accumulated earnings and revenue reserves; (2) redeem, repair or buy our own shares; (3) increase our share capital.

As of December 31, 2007, our capital reserve amounted to R$167.3 million.

Mandatory Distribution of Dividends

Brazilian corporate law generally requires that the bylaws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends or as interest on shareholders’ equity, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share.  Under our bylaws, at least 25% of our adjusted net income, as calculated under Brazilian GAAP and adjusted under Brazilian corporate law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory dividend.  Adjusted net income means the distributable amount before any deductions for statutory reserves and reserves for investment projects.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our shareholders’ general meeting that the distribution would be inadvisable in view of our financial condition.  Such suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal council if it is in place at the time.  In the case of publicly held company, the board of directors must file a justification for such suspension with the CVM within five days of the relevant shareholders’ general meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

Pursuant to Brazilian corporate law, the shareholders’ general meeting of a publicly held company, as we are, may, provided there is no objection from any of the shareholders in attendance, decide on the distribution of dividends in an amount lower than the mandatory dividends, or decide to retain the total net income, exclusively to raise funds for payment of unmatured debentures that are not convertible into shares.

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, being considered as a deductible expense for purpose of calculating our income and social contribution tax obligations.

Payment of Dividends

We are required by Brazilian corporate law to hold an annual general shareholders’ meeting within the first four months following the end of each fiscal year, at which time, among other things, the shareholders have to decide on the allocation of the results from the preceding year and on the payment of dividends.

Under Brazilian corporate law, dividends are generally required to be paid to the holder of record on the date of the dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which such dividend was declared.  A shareholder has a three-year period from the date of the dividend payment to claim dividends, which do not bear interest and are not monetarily restated, after which the aggregate amount of any unclaimed dividends shall legally revert to us.

Our board of directors may declare interim dividends to be deducted from the retained earnings or profit reserves in our semi-annual or annual financial statements.  In addition, our board of directors may pay dividends from our net income based on our net income registered on semi-annual or quarterly balance sheet.  The dividends paid in each semester may not exceed the amounts accounted for in our capital reserve accounts.  Any payment of interim dividends may be set off against the amount of mandatory dividend relating to the net profit earned in the year in which the interim dividends were paid.

In general, shareholders who are not residents of Brazil must register their equity investment with the Central Bank to have dividends, sales proceeds or other amounts with respect to their shares eligible to be remitted outside of Brazil.  The common shares underlying the ADSs are held in Brazil by Banco Itaú S.A., also known as the custodian, as agent for the depositary, who is the registered owner on the records of the registrar for our shares.  The depositary registers the common shares underlying the ADSs with the Central Bank and, therefore, it is possible to have dividends, sales proceeds or other amounts with respect to the common shares remitted outside Brazil.

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the reais that occur before the dividends are converted.  Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates.

See “Item 10.E. Additional Information—Taxation.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil.  In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange.  Thereafter, in order to convert foreign currency and remit outside of Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial rate exchange market.

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our ADSs.”

Interest on Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as an expense for Brazilian income tax purposes and, from 1997, for social contribution purposes.  The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities.  Payment of such interest may be made at the discretion of our board of directors, subject to the approval of the shareholders at a shareholders’ general meeting.  The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•
50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect to which such payment is made.

For tax deduction purposes, the rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata die variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP.

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend.  Any payment of interest with respect of the common shares is subject to income tax at the rate of 15% (or 25%, in the case of a shareholder domiciled in tax haven jurisdictions).

The amount distributed to shareholders as interest attributable to shareholders’ equity, net of any withholding tax, may be included as part of the minimum mandatory dividend.  In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the amount of the minimum mandatory dividend.  A shareholder has a three-year period from the date of the interest payment to claim interest attributable to shareholders’ equity, after which the aggregate amount of any unclaimed interest shall legally revert to us.

History of Payment of Dividends and Interest on Shareholders’ Equity

For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends in the total amount of approximately R$11.0 million, or R$0.11 per share, for fiscal year 2006. Dividends for fiscal year 2007, in the amount of approximately R$ 27.0 million, or R$0.21 per share, were proposed by management and approved at our Annual General Shareholders Meeting held on April 4, 2008.

B.  Significant Changes

None.

ITEM 9.  THE OFFER AND LISTING

A.  Offer and Listing Details

Our common shares started trading on the BOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2006	—	—	—	35.20	17.70	430,555.87
December 31, 2007	40.50	23.10	418,005.55	35.61	22.50	897,085.11

Quarter
First quarter 2006 (2)	—	—	—	26.85	18.50	1,208,044.83
Second quarter 2006	—	—	—	26.80	17.70	450,739.34
Third quarter 2006	—	—	—	29.05	20.57	227,525.00
Fourth quarter 2006	—	—	—	35.20	28.51	247,769.49
First quarter 2007 (3)	27.77	24.89	1,164,963.64	35.30	25.70	466,779.54
Second quarter 2007	35.32	24.65	310,953.97	34.02	25.25	889,111.29
Third quarter 2007	35.09	23.10	405,016.83	33.41	22.50	1,141,404.76
Fourth quarter 2007	40.50	30.00	407,786.80	35.61	27.01	1,089,472.88
First quarter 2008	41.50	29.96	771,929.00	34.60	25.50	1,128,515.00

Month
January 2008	36.99	29.96	615,328.24	32.27	25.50	997,166.67
February 2008	40.58	30.39	740,686.00	33.80	26.61	1,082,105.26
March 2008	41.50	33.36	967,602.80	34.60	29.01	1,310,520.00
April 2008	43.55	34.75	782,962.82	36.49	29.70	854,080.95
May 2008	46.50	38.71	1,261,705.48	38.26	32.12	1,189,685.00
June 2008 (through June 17)	42.86	37.34	837,835.00	35.20	30.29	934,075.35

(1)	Average number of shares traded per day.

(2)	Our common shares started trading on the BOVESPA on February 17, 2006.

(3)	The ADSs started trading on the NYSE on March 16, 2007.

In September 2007, we joined the BOVESPA Index, or “IBOVESPA,” the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, it increased to an average of R$57.4 million (or 2.1 million shares).

B.  Plan of Distribution

Not applicable.

C.  Markets

Our common shares are listed on the BOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Trading on the BOVESPA

The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on the BOVESPA, including the Novo Mercado and Level 1 and Level 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for the BOVESPA is the CBLC.

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BOVESPA, had a market capitalization of approximately US$1.4 trillion as of December 31, 2007 and an average daily trading volume of approximately US$2.6 billion for 2007. In comparison, the NYSE had a market capitalization of US$30.5 trillion as of December 31, 2007 and an average daily trading volume of approximately US$141 billion for 2007. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “— Investment in Our Common Shares by Non-Residents of Brazil.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. See “Item 10.B. Additional Information— Memorandum and Bylaws— Policy for the Trading of our securities— Disclosure Requirements.”

Under Brazilian corporate law, a corporation is either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. Our common shares are listed on Novo Mercado segment of the BOVESPA.

We have the option to ask that trading in our securities on the BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Investment in Our Common Shares by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, or foreign portfolio investments on the BOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council (or Resolution No. 2,689), and CVM Instruction No. 325.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market.

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	appoint a tax representative in Brazil;

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank; and

•	through its representative, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to the Regulatory Instructions No. 461 and 568.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains.

A foreign direct investor under Law No. 4,131/62 must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on Brazilian corporate law.

Resolution No. 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under Resolution 1,927 by the CVM, and we received final approval on March 8, 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (1) sell the common shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00; or (3) convert its investment into a foreign direct investment under Law No. 4,131/62.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.

If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Bylaws

Registration

We are currently a publicly-held company (sociedade por ações de capital aberto) incorporated under the laws of Brazil, registered with the Board of Trade of the State of São Paulo (JUCESP) under NIRE 35300147952 and with the CVM under No. 01610-1, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 01,545,826/0001-07.

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and manage any type of real estate development, owned by us or by third parties; (2) purchase, sell and negotiate real estate properties; (3) provide civil construction and civil engineering services; (4) develop and implement marketing strategies of any real estate developments, owned by us or by third parties; and (5) hold interests in the capital stock of other companies and enterprises, in Brazil or abroad.

Issued Share Capital

As of the December 31, 2007, our share capital was R$1,221,846,425.31, all of which was fully subscribed and paid-in.  Our share capital is comprised of 132,577,093 registered, book-entry common shares, without par value (of which 3,124,972 are common shares held in treasury).  Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 200,000,000 common shares without the need of specific shareholder approval.  Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting.  Pursuant to the agreement entered into with the BOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006.  In order to delist our shares from the Novo Mercado, we must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market.  See “—Issued Share Capital—Delisting from the Novo Mercado.”  In the Novo Mercado, listed companies are required to (1) only issue common shares, (2) maintain at least 25% of the company’s outstanding shares, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights.  The main rules relating to the Novo Mercado, and that the company is subject to, are summarized below.

CMN Resolution No. 3,121 of November 25, 2003, as subsequently amended, provides new rules for the investment of funds in private pension funds.  Shares of the capital stock of companies that adopt differentiated corporate governance practices, such as those companies accepted for trading in the Novo Mercado or Level 1 or Level 2 of the Differentiated Corporate Governance Practices of the BOVESPA, may acquire a higher interest in the investment portfolio of private pension funds.  Accordingly, shares of companies that adopted differentiated corporate governance practices after the enactment of Resolution No. 3,121, started to be considered significant and attractive investments for the private pension funds, which are large investors in the Brazilian capital market.  This fact might improve the development of the Novo Mercado, benefiting the companies whose securities are traded on the Novo Mercado.

Authorization for Trading on the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market.  Furthermore, the company, among other conditions, shall have signed a Listing Agreement in the Novo Mercado and adapted its bylaws to comply with the minimum requirements of the BOVESPA.  As regards the capital structure, it shall be exclusively divided into common shares, and a minimum portion of such shares, representing 25% of the capital stock, shall be maintained outstanding by the company.  The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado.  The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection.  All new members of the board of directors and of the board of officers shall sign a Management Compliance Statement which subjects the investiture of the corresponding positions to the signing of this document.  Through the Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber and the Listing Rules of the Novo Mercado.

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency.  Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership.  In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder plans to sell its controlling stake.  The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the Supervisory Council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado.  Companies are also required to give more disclosure regarding related party transactions in which a company may be involved.  Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation.  The arbitrations take place before the Market Arbitration Chamber established by the BOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Company Management

We are managed by a board of directors (Conselho de Administração) and an board of officers (Diretoria Executiva). See “— Board Practices”.

The members of the board of directors must be shareholders irrespectively of the number of shares of the capital stock of the company he/she holds. The members of the board of officers  must be Brazilian residents and may, or may not, be shareholders.

Conflict of Interests

According to Brazilian corporate law a director or an officer shall not take part in any corporate transaction in which he/she has an interest which conflicts with the interest of the company. In this case, he/she shall disclose his/her disqualification to the other directors or officers and shall cause the nature and extent of his/her interest to be recorded in the minutes of the board of directors or board of officers’ meeting, as the case may be.

With due compliance with the rules above relating to conflict of interests, a director or an officer may only contract with the company under reasonable and fair conditions, identical to those which prevail in the market or under which the corporation would contract with third parties. Any business contracted otherwise is voidable and the director or the officer concerned shall be obliged to transfer to the corporation all benefits which he/she may have obtained in such business.

According to Brazilian corporate law, any director or officer may not:

•	perform any act of generosity to the detriment of the company;

•
without prior approval of the shareholders’ general meeting or the board of directors, borrow money or property from the company or use its property, services or taking advantage of its standing for his/her own benefit or for the benefit of a company in which he/she has an interest or of a third party; and

•	by virtue of his position, receive any type of direct, or indirect, personal advantage from third parties, without authorization in the bylaws or from a shareholders’ general meeting.

According to our bylaws, any business or agreement between the company and any director or officer must be previously approved by the board of directors, except if specified in our annual budget or business plan.

Rules for Retirement

There is no retirement age relating to directors or officers pursuant to the Brazilian law and our bylaws.

Policy for the Trading of Our Securities

On March 4, 2005, our board of directors approved our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•
all trades conducted by us and persons that must comply with the Trading Policy (executive officers, directors, employees and shareholders involved in our management) can only be conducted with the intermediation of certified brokers, according to the list sent to CVM, to which all updates made will be reported;

•
such persons are also restricted from trading their shares during all periods when the investor relations officer gives notice of a black-out period, and the investor relations officer has no obligation to provide the reason for the black-out period, which will be handled confidentially by its recipients;

•
all our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who has signed the compliance statement and becomes aware of information of a material transaction or event involving our company, are restricted from trading our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback carried out by us.  This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

•	to be valid, trading of our securities or transactions related to our securities carried out by the aforementioned persons must consist of long-term investments, as defined in the Trading Policy; and

•
the restrictions of the Trading Policy also apply to our former directors and executive officers (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, and also cover indirect trading carried out by the aforementioned persons.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADS have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and the ADSs.”  Pursuant to our bylaws and Brazilian corporate law, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 9.C. The Offer and Listing—Markets— Investment in Our Common Shares by Non-Residents of Brazil” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in, but are not liable for, future capital calls by our company.  Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, (2) individuals who provide services to us or (3) companies we control.

Withdrawal Rights

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•	a spin-off (cisão) of our company;

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition of a controlling stake in our company if the acquisition price is outside of the limits established by Brazilian corporate law;

•	a merger (fusão) of our company with another company if we are not the surviving entity or our consolidation (incorporação) with another company; or

•	an approval of our participation in a group of companies (as defined in Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in Brazilian corporate law).

In cases where (1) our company merges with another company in circumstances in which we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, defined as part of the BOVESPA index or some other traded stock exchange index (as defined by the CVM) and (b) widely held, such that the controlling shareholder or companies it controls hold less than 50% of our shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting.  We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of those rights if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.  If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders.  If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.  In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

Redemption of Shares

According to Brazilian corporate law, we may redeem our shares by a decision taken in a special shareholders’ general meeting by shareholders representing at least 50% of our share capital.  The share redemption may be paid with our profit, profit reserves or capital reserves.  If the share redemption is not applicable to all shares, the redemption will be made by lottery.  If custody shares are picked in the lottery and there are no rules established in the custody agreement, the financial institution will specify on a pro rata basis, the shares to be redeemed.

Registration of Shares

Our shares are held in book-entry form with Banco Itaú S.A., which will act as the custodian agent for our shares.  Transfer of our shares will be carried out by means of book entry by Banco Itaú S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to their respective shareholding at such time, but the conversion of debentures and warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights.  In addition, Brazilian corporate law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares is effected through a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company.  Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants, and the right may be transferred or disposed of for consideration.

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and the ADSs—Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.”

Shareholders’ General Meetings

Under Brazilian corporate law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary.  The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year.  The election of our directors and members of our fiscal council—if the requisite shareholders request its establishment—typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting.  Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws;

•	election and dismissal, at any time, of our directors and members of our fiscal council, if we eventually form a fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation, if the requisite shareholders request its establishment;

•	approval of stock splits and reverse stock splits;

•	approval of a stock ownership plan or the subscription of shares by our management or our employees;

•	approval of the management’s accounts and the financial statements prepared by the management;

•	resolution upon the destination of our net income and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company (sociedade limitada) or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•
appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger (fusão), consolidation (incorporação) with another company or spin-off (cisão);

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•
the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants (bônus de subscrição), except in some specific circumstances under the Brazilian law described in “—Preemptive Rights”;

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law;

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Withdrawal Rights.”

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian corporate law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s issued and outstanding voting capital on the first call and, if that quorum is not reached, any percentage on the second call.  A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of our issued and outstanding voting capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account.  However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

•	reduce the percentage of mandatory dividends;

•	change our corporate purpose;

•	merge or consolidate our company with another company;

•	spin-off a portion of our assets or liabilities;

•	approve our participation in a group of companies (as defined in Brazilian corporate law);

•	apply for cancellation of any voluntary liquidation;

•	approve our dissolution; and

•	approve the merger of all our shares into another company.

According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and we will have to conduct a tender offer in order to delist ourselves from the Novo Mercado.

A quorum smaller than the quorum established by Brazilian corporate law may be authorized by the CVM for a publicly-held company with widely-traded and widespread shares that has had at least half of the holders of its voting shares in attendance at its last three shareholders’ meetings.

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which in our case is Valor Econômico.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.  In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that the requesting shareholder may become familiar with and analyze the proposal to be voted upon at such meeting.  Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our bylaws, a summary of the proposed amendment.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av.  Nações Unidas No. 8,501, 19th floor, 05425-070  - São Paulo, SP - Brazil. Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur.

Who May Call our Shareholders’ General Meetings

According to Brazilian corporate law, the chairman of our board of directors may call a shareholders’ general meeting.  Shareholders’ general meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•
shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council;

•
our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month.  The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed; and

The chairman of our board of directors, shall call a shareholders’ general meeting if: (1) we are controlled by a shareholder holding less than 50% of our voting capital (i.e., control power exercised in a diffuse manner); and (2) BOVESPA establishes that the price of our shares must be disclosed separately or that the trading of our shares on the Novo Mercado must be suspended due to non-compliance with the listing rules of Novo Mercado.  At such a meeting all members of our board of directors must be replaced.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting.  The proxy must be either a shareholder, an executive officer of our company, a lawyer or a financial institution.  An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Arbitration

Any disputes or controversies relating to or arising from the Listing Agreement in the Novo Mercado, Listing Rules of the Novo Mercado, our bylaws, Brazilian corporate law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at the our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA.  According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by the decision of our controlling shareholder or group of controlling shareholders only if we or our controlling shareholders conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law and the CVM regulations.  The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, the shares held by the controlling shareholder, its partner and any dependents included in the income tax statement, should the controlling shareholders be an individual, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ general meeting to determine whether to perform another valuation using the same or a different valuation method.  This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering.  The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price.  If the new valuation price is higher than the original valuation price, the public offering must be made at the higher price.

If our shareholders determine to take us private and at that time we are controlled by a shareholder holding less than 50% of our total share capital or by a shareholder that is not a member of a group of shareholders, we must conduct the public tender offer, within the limits imposed by law.  In this case, we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders approve the decision and that the BOVESPA is notified in writing at least 30 days in advance.  Delisting of shares from the Novo Mercado does not require delisting from the BOVESPA.

If our common shares are delisted from the Novo Mercado, we or our controlling shareholders, if any, will be required to conduct a tender offer for the acquisition of our outstanding common shares within the time limit established in CVM Instruction No. 361 of March 5, 2002.  In addition, we will not be permitted to list securities on the Novo Mercado for a period of two years after the delisting date, unless there is a change in control after the delisting.  The minimum price offered for the shares in the public tender offer will correspond to the economic value of the shares, as determined by a valuation report issued by a specialized firm chosen by the shareholders representing a majority of the outstanding shares (excluding, for such purposes, shares held by the controlling shareholders, if any, and their affiliates, treasury shares, shares held by our affiliates, and blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder or by us.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, our eventual controlling shareholders will need to follow all the other requirements established by such modality of delisting.  See “—Going Private Process.”

In the event that we delist due to a corporate reorganization where the surviving company is not admitted for listing on the Novo Mercado, the then-controlling shareholders will need to carry out a public tender offer for the acquisition of the shares held by other shareholders, and the minimum price offered per share shall be the economic value of the shares.  The notice of public tender offer shall be given to the BOVESPA and released to the market immediately after the shareholders’ general meeting that has approved the corporate reorganization.

If our share control is sold within twelve months of our delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall offer to acquire the shares of all other shareholders under the same conditions offered to the selling controlling shareholder.

Sale of a Controlling Stake in our Company

Under the Listing Rule of the Novo Mercado, the sale of a controlling interest in our company, either through a single transaction or through successive transactions, takes place under a suspension or resolution condition, where the acquirer agrees to, within the time specified under Brazilian corporate law and the Listing Rules of the Novo Mercado, make a tender offer of the remaining shares of the other shareholders under the same terms and conditions granted to the selling controlling shareholder.

A tender offer is also required under the following conditions:

•	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

•	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

•
when a current shareholder acquires a controlling stake through an agreement for the purchase of shares.  In this case, the acquiring shareholder is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control.  The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period.

The buyer, when necessary, must take the necessary measures to recompose the minimum 25% of outstanding shares in the market within the subsequent six months.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares.  The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our accumulated profits and available reserves;

•	create, as a result of any action or inaction, directly or indirectly, any artificial condition relating to demand, supply or share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10% of our common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if previously approved by CVM.  Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

We are subject to the reporting requirements established by Brazilian corporate law and the CVM.  Furthermore, because we are listed with the Novo Mercado, we must also follow the disclosure requirements provided for in the Listing Rules of the Novo Mercado.

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings.  In addition, we also must disclose any material development related to our business to the CVM and the BOVESPA.

We observe the Novo Mercado disclosure standards and are required to, among things:

•	present a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders;

•	disclose any direct or indirect ownership interest, including beneficial ownership interest, known to us, exceeding 5% of our capital stock;

•	disclose the amount and characteristics of our securities held directly or indirectly by insiders;

•	disclose changes in the amount of securities held by insiders within the preceding 12 months;

•	include, in the explanatory notes to our financial statements, a cash flow statement;

•	disclose the amount of free float shares and their respective percentage in relation to total shares outstanding;

•	prepare annual and quarterly financial statements in accordance with U.S. GAAP or IFRS; and

•	disclose the existence of and compliance with the arbitration clauses, as defined in the Listing Rules of the Novo Mercado.

Disclosure of Trading by Insiders

Pursuant to the rules of the Novo Mercado, each of our possible controlling shareholders must disclose to the BOVESPA regarding information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them and issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives.  In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder.  This information must be communicated to the BOVESPA within 10 days following the end of each month.

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the BOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded.  In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly that holds directly or indirectly 5% or more of our shares, must provide to us, the CVM and the BOVESPA the following information:

•	the name and qualification of the person providing the information;

•	amount, price, type, and/or class, in the case of acquired shares, or characteristics, in the case of securities;

•	form of acquisition (private placement or purchase through a stock exchange, among others);

•	reason and purpose for the acquisition; and

•	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

The disclosure requirement referred to above will also apply to any person or group acting jointly, holding participation equal to or in excess of 5%, each time such person increases or decreases its participation in our shares by an amount equal to 5% of our shares.

According to the Listing Rules of the Novo Mercado, in case we are subject to widespread control, the selling shareholders will only be required to provide the information listed above while holding 10% or more of our total capital stock and only during the first 6 months from the date that the announcement of commencement of the offering is published.

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BOVESPA and must publish a notice of the material development.  A development is deemed to be material if it has a material impact on the price of our securities, is the decision of investors to trade in our securities or is the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

C.    Material Contracts

In October 2006, we entered into an agreement to acquire 100% of Alphaville the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.5 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% over the next five years (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

D.    Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. See “Item 3.D. Key Information—Risk Factors—Risk Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, the ADS” and “Item 9.C. The Offer and Listing —Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

E.    Taxation

The following discussion contains a description of material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs.  The discussion is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs.  Prospective holders of common shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident holder”).  This discussion is based on Brazilian law as currently in effect.  Any change in that law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.  Please note that Brazil has not entered into any tax treaty with the United States.  The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.  The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs.

Income tax

Dividends.  Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil, as far as such amounts are related to profits generated after January 1, 1996.  Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.  We generally expect to pay dividends from profits generated after January 1, 1996.

Interest on Shareholders’ Equity.  Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions.  These distributions may be paid in cash.  For tax purposes, the deductible amount of interest on shareholders’ equity is limited to the daily pro rata variation of the TJLP, as determined by the Central Bank from time to time, and the amount of this interest may not exceed the greater of:

•
50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payments of interest on shareholders’ equity to a Non-Resident holder may be deducted for Brazilian corporate income tax as far as the limits described above are observed.  Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident holder is domiciled in a tax haven—that is, a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment (“Tax Haven Residents”).  These payments may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, the disposition or sale of assets located in Brazil by a Non-Resident holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gains taxes in Brazil.

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

As to the ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident holder upon the disposition of ADSs to another Non-Resident holder are not taxed in Brazil. For more information, please refer to “Item 3.D. Key Information—Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

As a general rule, gains realized as a result of a disposition or sale transaction of common shares or ADSs are the positive difference between the amount in reais realized on the sale or exchange of the security and its acquisition cost measured in reais (without correction for inflation).

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident holder, the type of registration of the investment by the Non-Resident holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are subject to the following rules:

•
Gains are exempt from income tax when assessed by a Non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident; or

•	Gains are subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident holder that is not a 2,689 Holder, or is a Tax Haven Resident.

In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.  This 0.005% withholding income tax is not levied in day trade transactions.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Residents which, in this case, are subject to income tax at the rate of 25%.  In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.  This 0.005% withholding income tax is not levied in day trade transactions.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the non-resident and the acquisition cost of the common shares or ADSs redeemed in reais is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax.  Gains realized by a Non-Resident holder on the disposition of preemptive rights in Brazil will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by the Non-Resident holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit.  The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident holder that is a 2,689 Holder and is not a Tax Haven Resident.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions.  Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As from January, 2008, IOF/Exchange Tax rate applicable to almost all foreign currency exchange transactions was increased to 0.38%. Specifically in case of inflow related to transactions that are not carried out in the Brazilian stock exchange by 2,689 Holders, the applicable rate is 1.5%. The IOF/Exchange Tax rate is zero in the following hypotheses:

•	inflow and outflow related to transactions entered in the Brazilian stock exchange by 2,689 Holders;

•	outflow related to transactions that are not carried out in the Brazilian stock exchange by 2,689 Holders;

•	inflow related to acquisition of shares in a public offering, provided the public offer is registered with the CVM and the issuer of the securities is listed in the Brazilian stock exchange; and

•	payment of dividends and interests on capital.

Tax on Transactions Involving Bonds and Securities.  Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax”, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

Temporary Contribution on Financial Transactions

As a general rule, until December 31, 2007 transactions carried out in Brazil that resulted in the transfer of reais from an account maintained with a Brazilian financial institution were subject to the Temporary Contribution on Financial Transactions, or “CPMF tax,” at the rate of 0.38%.  Therefore, transactions carried out by the depositary or by a holder of common shares which involved the transfer of Brazilian currency through Brazilian financial institutions could be subject to the CPMF.

Funds transferred for the acquisition of shares on the Brazilian stock exchange and the remittance abroad of the proceeds earned from the disposition of shares in Brazil were exempt from the CPMF.  In addition, according to Law No. 11,312/06, the CPMF rate was reduced to zero on withdrawals from bank accounts used to buy common shares in a public offering whenever (1) the public offering was registered with the CVM; and (2) the issuer was listed on the Brazilian stock exchange.

The CPMF is no longer due as of December 31, 2007.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states.  There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

Material U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities;

•	persons holding common shares or ADSs as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations;

•	persons holding common shares or ADSs that own or are deemed to own ten percent or more of our voting stock; or

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership.  Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the common shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof.  These laws are subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only.  U.S. Holders of common shares or ADSs are urged to consult with their own tax advisers with respect to the particular tax consequences to them of owning or disposing of common shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

In general, if you own ADSs, you will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes.  Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom American depositary receipts are pre-released or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary receipts may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. Holders of ADSs.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the analysis of the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or common shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded.  You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Bills have been introduced in both the U.S. House and the U.S. Senate which would, if enacted, deny the favorable tax rates described in the preceding paragraph for dividends paid in respect of certain securities where the issuer of the securities is allowed a deduction under the tax laws of a foreign country with respect to such dividend.  It is unclear how the proposed legislation would apply to securities such as the common shares where distributions may be made in the form of interest on capital.  The proposed legislation would apply to dividends received after the date of its enactment.  It is not possible to predict whether the proposed legislation will be enacted, either in its present form or any other form.  Non-corporate U.S. Holders should consult their tax advisers with respect to the potential enactment of currently proposed legislation and its application in their particular circumstances.

The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the amount of such dividend is not converted into U.S. dollars on the date of such receipt.  See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex and, therefore, you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale and Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations— Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, if a Brazilian withholding tax is imposed on the sale or disposition of common shares or ADSs, and a U.S. Holder does not receive significant foreign source income from other sources, such U.S. Holder may not be able to derive effective U.S. foreign tax credit benefits in respect of such Brazilian withholding tax.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2007 taxable year.   However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by such U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for such taxable year, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, similar rules would apply to any distribution in respect of common shares or ADSs in excess of 125% of the average of the annual distributions on common shares or ADSs received by a U.S. Holder during the preceding three years or such holder’s holding period, whichever is shorter.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether such elections are available and, if so, what the consequences of the alternative treatments would be in those holders’ particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

U.S. HOLDERS OF OUR COMMON SHARES OR ADSs SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE BRAZILIAN, U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs BASED UPON THEIR PARTICULAR CIRCUMSTANCES.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.   Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

We are subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, file periodic reports and other information with the SEC. However, as a foreign private issuer, we are exempt from the rules under the Securities Exchange Act relating to the furnishing and content of proxy statements and relating to short-swing profits reporting and liability.

We furnish to Citibank, N.A., as depositary, copies of all reports we are required to file with the SEC under the Securities Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with accounting practices adopted in Brazil and include a reconciliation to U.S. GAAP. In addition, we are required under the deposit agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of shareholders and other reports and communications that are generally made available to shareholders. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

We also file financial statements and other periodic reports with the CVM located at Rua Sete de Setembro, 111, Rio de Janeiro, Brazil 20159-900, which are available to the public from CVM’s website at http://www.cvm.gov.br.

I.     Subsidiary Information

Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from the normal course of our business. These market risks mainly involve the possibility that changes in interest rates may impact the value of our financial liabilities. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Business and to the Brazilian Real Estate Industry—Risks Relating to Brazil.”

Interest rates

Our revenues and profitability are affected by changes in interest rates due to the impact that these changes have on our interest expenses relating to our variable interest rates debt instruments and on our purchase and sale contracts and on our interest income generated from our financial investments.

The table below provides information about our significant interest rate-sensitive instrument (fixed and variable) as of December 31, 2007. Amounts generally approximate their fair values.

	As of December 31, 2007
	Expected Maturity Date
	Total	2008	2009	2010	2011 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Liabilities:
Loans, financing and debentures
Debentures	249,190	9,190	48,000	96,000	96,000	CDI	250,127
Loans and financing (working capital)	325,453	8,082	207,265	28,402	81,704	CD1	327,882
Loans and financing	16,013	6,584	5,986	2,948	495	TR	16,013
Loans and financing - SFH	98,700	44,860	42,793	11,047	—	TR	98,700
Interest	129,601	21,747	45,372	37,718	24,764	—	129,601
Total loans and financing(1)	818,957	90,463	349,416	176,114	202,963	—	822,323
Real estate development obligations(2)	772,757	428,088	272,553	72,117	—	INCC	772,757
Obligations for purchase of land	236,241	163,034	6,710	19,402	47,095	—	236,241
Total	1,827,955	681,585	628,679	267,633	250,058	—	1,831,321
Assets:
Cash, bank and financial investments:
Cash and bank	79,590	—	—	—	—	—	79,590
Financial investments (current and non-current, including derivatives)	434,857	—	—	—	—	CDI	437,286
Receivables from clients	2,390,898	1,011,614	609,237	433,213	336,834		2,390,898
Receivables from clients(2)	682,926	288,953	174,020	123,741	96,212	IGP-M
Receivables from clients(2)	1,707,972	722,661	435,217	309,472	240,622	INCC
Total client receivables	2,390,898	1,011,614	609,237	433,213	336,834	—
Total	2,904,275	1,011,614	609,237	433,213	336,834	—	2,907,774

(1)	See notes 11 and 12 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures.

(2)	Includes obligations and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

We borrow funds at different rates and linked to different indices in order to try to match the financing that we provide to some of our clients. The mismatch between rates and terms on our funds borrowed and the financing we provide may adversely affect our cash flow. We constantly monitor and evaluate the impact of indexation on our assets and liabilities. If we anticipate the possibility of an interest rate mismatch between our assets and obligations, we may use derivative financial instruments in order to hedge against the risk that arises from interest rate variations.

As of December 31, 2007, we had one derivative deal recorded on our balance sheet in the total amount of R$200.0 million and related to cross-currency interest rate swap contracts as hedge against foreign exchange fluctuation.

Foreign Exchange Rate

As of December 31, 2007, we had debt in foreign currency in the total amount of R$200.0 million. In order to minimize our  foreign exchange risk, we have entered into cross-currency interest rate swap contracts covering 100% of our foreign currency debt.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.   CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2007, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure control and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2007 for gathering, analyzing and disclosing the information we are required to disclose in the reports we file under the Exchange Act, within the time periods specified in the SEC’s rules and regulations.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal controls over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially effected, or is reasonably likely to materially effect, our internal control over financial reporting.

ITEM 16.   [Reserved]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the of Sarbanes-Oxley Act of 2002, our directors established an Audit Committee that convenes as often as it determines is appropriate to carry out its responsibilities, but at least quarterly. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained.  The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

The Audit Committee convened three times in 2007. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

ITEM 16B.  CODE OF BUSINESS CONDUCT AND ETHICS

On July 10, 2007, we adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. The objective of this code is (1) to reduce the subjectivity of personal interpretations of ethical principles; (2) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which we operate; and (3) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. Our Code of Business Conduct and Ethics is filed as an exhibit to this annual report and is available, free of charge by requesting a copy from our Investor Relations Department at the following address: Av.  Nações Unidas No. 8,501, 19th floor, 05425-070 - São Paulo, SP - Brazil, telephone  55-11-3025-9242, fax 55-11-3025-9217 and e-mail  ir@gafisa.com.br.

We have also created in July 2007, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any  “dishonest or unethical conduct” and “accounting, internal accounting controls, or auditing matters”  and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or letter forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, three issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact in our results of operations.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The relationship with our independent auditors in respect to the contracting of services unrelated to the external audit is based on principles that preserve the independence of the auditor. Our board of directors approves our financial statements, the performance by our auditors of audit and permissible non-audit services, and associated fees, supported by our Audit Committee.

The following table describes the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in 2007, 2006 and 2005 and the respective remuneration for these services.

	2007	2006	2005
	(in thousands of reais)
Audit fees (1)	1,346	885	180
Audit related fees (2)	498	910	590
Total consolidated audit fees	1,844	1,795	770

(1)
“Audit Fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independente for the audit of our consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-Related Fees” are fees charged by PricewaterhouseCoopers Auditores Independente for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2006 and 2007 were principally related to audit services on the comfort letter relating to our public offerings.

Audit Committee Pre-Approval Policies and Procedures

Our board of directors has established pre-approval policies and procedures for the engagement of registered public accounting firm for audit and non-audit services. Under such pre-approval policies and procedures, our board of directors reviews the scope of the services to be provided by each registered public accounting firm to be engaged in order to ensure that there are no independence issues and the services are not prohibited services as defined by Sarbanes-Oxley Act of 2002.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.     FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.     FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19.     EXHIBITS

We are filing the following documents as part of this Annual Report Form 20F:

1.1.        Bylaws of Gafisa S.A., as amended (English)*

2.1.        Deposit Agreement, date March 21, 2007, among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, which is incorporated by reference to our registration statement filed on Form F-6 with the Securities and Exchange Commission on February 22, 2007.

4.1.         Investment Agreement dated October 2, 2006 among Alphaville Participações S.A., Renato de Albuquerque and Nuno Luis de Carvalho Lopes Alves, as shareholders, and Gafisa S.A., as investor, and Alphaville Urbanismo S.A., Fate Administração e Investimentos Ltda. and NLA Administração e Participações Ltda., which is incorporated by reference to our registration statement filed on Form F-1 with the Securities and Exchange Commission on February 22, 2007.

8.1.        List of Subsidiaries*

11.1.      Code of Business Conduct and Ethics (English)*

12.1.      Certification pursuant to section 302 of the Sarbanes-Oxley act of 2002 of the Chief Executive Officer*

12.2.        Certification pursuant to section 302 of the Sarbanes-Oxley act of 2002 of the Chief Financial Officer*

13.1.      Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002, of the Chief Executive Officer*

13.2.      Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley act of 2002, of the Chief Financial Officer*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Wilson Amaral de Oliveira
	Name:	Wilson Amaral de Oliveira
	Title:	Chief Executive Officer

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Financial and Investor Relations Officer

Date: June 18, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Gafisa S.A.

1
We have audited the accompanying consolidated balance sheets of Gafisa S.A. and its subsidiaries as of December 31, 2007, 2006 and 2005 and the related consolidated statement of income, of change in shareholders' equity and of changes in financial position for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2
We conducted our audits in accordance with auditing standards generally accepted in Brazil and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

3
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries as of December 31, 2007, 2006 and 2005, and the results of their operations, the change in shareholders' equity and of changes in their financial position for each of the years then ended in conformity with accounting practices adopted in Brazil.

4
Our audits were performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, prepared in conformity with accounting practices adopted in Brazil. The consolidated statement of cash flows, which provides supplemental information about the Company and its subsidiaries, is not a required component of the financial statements. We also applied audit procedures described above to the statement of cash flows for each of the three years ended December 31, 2007 and, in our opinion, it is fairly stated in all material respects in relation to the financial statements taken as a whole.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Supplemental Information Note 22 to the consolidated financial statements.

São Paulo, June 12, 2008

PricewaterhouseCoopers
Auditores Independentes

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of reais

Assets	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Current assets
Cash and banks	79,590	45,231	26,053
Financial investments	434,857	220,928	107,838
Receivables from clients	524,818	365,741	274,390
Properties for sale	774,908	377,576	270,968
Other accounts receivable	101,920	111,600	81,646
Deferred selling expenses	37,023	17,032	6,463
Prepaid expenses	8,824	5,446	2,780

	1,961,940	1,143,554	770,138

Non current
Long-term assets
Receivables from clients	497,933	194,097	95,169
Properties for sale	149,403	63,413	33,361
Deferred taxes	61,322	53,134	35,102
Other	42,797	29,329	4,437

	751,455	339,973	168,069

Permanent assets
Goodwill on acquisition of subsidiaries	207,400	—	—
Investments in subsidiaries	2,289	2,544	—
Property and equipment	19,513	6,933	5,043
Intangible assets	7,896	1,213	1,369

	237,098	10,690	6,412

	988,553	350,663	174,481

Total assets	2,950,493	1,494,217	944,619

Gafisa S.A.

Consolidated Balance Sheets at December 31 In thousands of reais	(continued)

Liabilities and shareholders' equity	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Current liabilities
Loans and financings	59,526	17,305	48,286
Debentures	9,190	11,038	6,118
Real estate development obligations	—	6,733	62,623
Obligations for purchase of land	163,034	120,239	32,928
Materials and service suppliers	86,709	26,683	27,878
Taxes and contributions	70,293	41,574	47,248
Taxes, payroll charges and profit sharing	38,512	18,089	10,431
Advances from clients - real estate and services	47,662	76,146	47,790
Acquisition of investments	48,521	—	—
Dividends proposed	26,981	10,938	—
Provision for contingencies	3,668	4,105	4,422
Other	23,300	7,894	17,825

	577,396	340,744	305,549

Non current
Long-term liabilities
Loans and financings	380,640	27,100	86,218
Debentures	240,000	240,000	176,310
Real estate development obligations	—	—	2,071
Obligations for purchase of land	73,207	6,184	20,811
Deferred taxes	63,268	32,259	12,884
Unearned income from property sales	—	2,439	27,606
Provision for contingencies	17,594	—	—
Other	18,179	29,107	25,300

	792,888	337,089	351,200

Deferred income
Deferred income on acquisition of subsidiary	32,223	2,297	17,682

Minority interest	17,223	—	—

Shareholders' equity
Preferred shares, comprising 16,222,209 shares outstanding (*)	—	—	147,496
Common shares, comprising 129,452,121 shares outstanding (2006: 103,369,950; 2005: 8,404,185) (*)	1,221,846	591,742	79,867
Treasury shares 3,124,972 Common shares (2006 - 8,141,646; 2005 - 1,533,334) (*)	(18,050)	(47,026)	(47,026)
Capital reserves	167,276	167,276	22,874
Revenue reserves	159,691	102,095	66,977

	1,530,763	814,087	270,188

Total liabilities and shareholders' equity	2,950,493	1,494,217	944,619
(*)	No retrospective adjustment made for the stock split (Note 15(a)).

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated Statements of Income
Years Ended December 31
In thousands of reais

	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Gross operating revenue
Real estate development and sales	1,182,571	675,999	447,656
Construction services rendered, net of costs of R$ 26,546 (2006 - R$ 46,053; 2005 - R$ 36,871)	35,121	21,480	33,118
Taxes on services and revenues	(45,518)	(33,632)	(23,750)

Net operating revenue	1,172,174	663,847	457,024

Operating costs
Real estate development	(796,914)	(465,795)	(318,211)

Gross profit	375,260	198,052	138,813

Operating (expenses) income
Selling expenses	(79,378)	(51,670)	(41,992)
General and administrative expenses	(87,629)	(35,492)	(24,717)
Profit sharing	(23,185)	(13,279)	(6,030)
Stock issuance expenses	(30,174)	(27,308)	—
Depreciation and amortization	(14,823)	(4,302)	(2,584)
Other	973	1,372	(4,032)

	(234,216)	(130,679)	(79,355)

Financial income (expenses)
Financial expenses	(35,291)	(64,932)	(39,527)
Financial income	49,446	52,989	8,365

Operating income	155,199	55,430	28,296
Non-operating expenses, net	—	—	(1,024)

Income before taxes on income, statutory profit
sharing and minority interest	155,199	55,430	27,272
Current income tax and social contribution expense	(12,217)	(4,631)	(4,136)
Deferred income tax and social contribution (expense)/benefit	(18,729)	(1,393)	7,541

	(30,946)	(6,024)	3,405

Income before statutory profit sharing and minority interest	124,253	49,406	30,677
Statutory profit sharing	(2,240)	(3,350)	—

Income before minority interest	122,013	46,056	30,677
Minority interest	(8,410)	—	—

Net income for the year	113,603	46,056	30,677

Shares outstanding at the end of the year (in thousands) (*)	129,452	103,370	24,626

Net income per share outstanding at the end of the year - R$ (*)	0.8775	0.4455	1.2457

(*)	No retrospective adjustment made for the stock split (Note 15(a)).

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Statements of Changes in Shareholders' Equity
In thousands of reais

						Revenue reserves

Parent company (Note 2(b))	Preferred shares	Common shares	Total capital	Treasury shares	Capital reserves	Legal reserve	Statutory reserve	For investments	Retained earnings (deficit)	Total

At December 31, 2004	49,638	36,876	86,514	—	2,717	6,230	—	85,303	(33,207)	147,557
Capital increase - Equity International	84,049	51,131	135,180	—	—	—	—	—	—	135,180
Redemption of shares (cash) - Urucari	8,140	(8,140)	—	—	—	—	—	(4,000)	—	(4,000)
Redemption of shares (assumption of debt/cash) - Cimob	—	—	—	—	—	—	—	(1,583)	—	(1,583)
Redemption of shares (cash) - First Stock	—	—	—	—	—	—	—	(16,437)	—	(16,437)
Capital increase - Havertown	5,669	—	5,669	—	4,590	—	—	—	—	10,259
Downstream merger	—	—	—	—	—	—	—	—	—	—
Tax asset	—	—	—	—	15,567	—	—	—	—	15,567
Debt assumed, net	—	—	—	(47,026)	—	—	—	(6)	—	(47,032)
Appropriation of net income	—	—	—	—	—	—	—	—	—	—
Net income for the year	—	—	—	—	—	—	—	—	30,677	30,677
Legal reserve	—	—	—	—	—	1,372	—	—	(1,372)	—
Investments reserve	—	—	—	—	—	—	—	26,070	(26,070)	—

At December 31, 2005	147,496	79,867	227,363	(47,026)	22,874	7,602	—	89,347	(29,972)	270,188
Conversion of all preferred shares to common shares	(147,496)	147,496	—	—	—	—	—	—	—	—
Capital increase	—	—	—	—	—	—	—	—	—	—
Initial public offering	—	352,756	352,756	—	141,637	—	—	—	—	494,393
Havertown	—	3,414	3,414	—	2,765	—	—	—	—	6,179
Exercise of stock options	—	8,209	8,209	—	—	—	—	—	—	8,209
Net income for the year	—	—	—	—	—	—	—	—	46,056	46,056
Appropriation of net income	—	—	—	—	—	—	—	—	—	—
Legal reserve	—	—	—	—	—	2,303	—	—	(2,303)	—
Dividends	—	—	—	—	—	—	—	—	(10,938)	(10,938)
Investments reserve	—	—	—	—	—	—	—	2,843	(2,843)	—

At December 31, 2006	—	591,742	591,742	(47,026)	167,276	9,905	—	92,190	—	814,087
Capital increase	—	—	—	—	—	—	—	—	—	—
Public offering	—	487,813	487,813	—	—	—	—	—	—	487,813
Exchange of shares - acquisition of Alphaville Urbanismo S.A. (Note 15(a))	—	134,029	134,029	—	—	—	—	—	—	134,029
Exercise of stock options	—	8,262	8,262	—	—	—	—	—	—	8,262
Cancellation of treasury shares	—	—	—	28,976	—	—	—	(28,976)	—	—
Net income for the year	—	—	—	—	—	—	—	—	113,603	113,603
Appropriation of net income	—	—	—	—	—	—		—	—	—
Legal reserve	—	—	—	—	—	5,680	—	—	(5,680)	—
Mandatory dividends	—	—	—	—	—	—	—	—	(26,981)	(26,981)
Additional 2006 dividends	—	—	—	—	—	—	—	—	(50)	(50)
Statutory reserve	—	—	—	—	—	—	80,892	—	(80,892)	—

At December 31, 2007	—	1,221,846	1,221,846	(18,050)	167,276	15,585	80,892	63,214	—	1,530,763

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated Statements of Changes in Financial Position
Years Ended December 31
In thousands of reais

	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Financial resources were provided by
Operations
Net income for the year	113,603	46,056	30,677
Expenses (income) not affecting working capital	—	—	—
Depreciation and amortization	14,823	4,302	2,584
Net book value of fixed asset disposals	84	—	—
Deferred income tax and social contribution	18,729	1,343	(7,542)
Amortization of negative goodwill	—	(15,386)	(2,721)
Minority interest	8,410	—	—
Other	1,265	—	(1,782)

Resources provided by operations	156,914	36,315	21,216

Shareholders
Capital subscription	630,104	508,781	145,439

Third parties
Loans and financings	353,539	4,573	214,346
Obligations for purchase of land	67,022	—	6,256
Assignment of credits payable	200	—	—
Increase in other accounts payable	—	6,344	12,026
Decrease in other accounts receivable	—	4,079	26,741
Long-term liabilities net, arising from purchase	30,479	—	—
Negative goodwill on acquisition of jointly-controlled subsidiary	29,926	—	20,404

Total resources provided	1,268,184	560,092	446,428

Financial resources were used for
Operations
Long-term receivables
Receivables from clients	303,836	98,928	—
Properties for sale	85,990	30,052	33,361
Advances for future capital increase	1,425	—	—
Other receivables	13,671	28,969	2,140
Assignment of credits receivable	1,123	2,223	906
Investments	208,089	2,544	—
Property and equipment	34,087	6,035	1,598
Tax benefits from downstream merger	—	—	15,567
Debt pushdown from downstream merger	—	—	31,465
Share redemptions	—	—	22,020
Transfer from long-term to current liabilities	—	—	—
Real estate development obligations	—	2,071	24,895
Unearned income from property sales	1,995	25,167	55,859
Other accounts payable	8,766	—	3,017
Decrease in real estate development obligations	—	14,627	—
Provision for contingencies	437	317	(3,017)
Proposed dividends	26,981	10,938	—
Additional dividends for 2006	50	—	—

Total resources used	686,450	221,871	187,811

Increase in working capital	581,734	338,221	258,617

Current assets
At end of year	1,961,940	1,143,554	770,138
At beginning of year	1,143,554	770,138	611,106

	818,386	373,416	159,032
Current liabilities
At end of year	577,396	340,744	305,549
At beginning of year	340,744	305,549	405,134

	236,652	35,195	(99,585)

Increase in working capital	581,734	338,221	258,617

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

1	Operations

Gafisa S.A. and its subsidiaries (collectively, the "Company") started its operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures, on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures, and; (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

The Company forms jointly-controlled ventures and participates in consortia with third parties as a means of meeting its objectives.

In 2005, the Company concluded a corporate restructuring program which resulted in the Company acquiring the shares of a former shareholder, CIMOB Companhia Imobiliária ("Cimob") and introduced Equity International Properties, LLC ("EIP") and Havertown Investments Holding, LLC ("Havertown") as new strategic shareholders. EIP is part of Equity Group Investments, LLC, a global real estate investor with interests in the United States and Latin America.

In February 2006, the Company concluded its Brazilian initial public offering on the Novo Mercado of the Bolsa de Valores de São Paulo - BOVESPA (the Brazilian stock exchange), raising proceeds of R$ 494,393 through issuance of 26,724,000 Common shares.

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville Urbanismo S.A. ("AUSA"), a company which develops and sells residential condominiums throughout Brazil (Note 22(a)(x)(a)).

In March 2007, the Company completed an initial public offer of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 Common shares.

In March 2007, Gafisa began to operate in the lower income real estate market, through one of its subsidiaries, FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residential").

On March 26, 2007, the Company, together with Odebrecht Empreendimentos Imobiliários Ltda., formed Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo"), a jointly-controlled entity. In November 2007, Bairro Novo launched property developments directed at the Brazilian lower income market, called "Bairro Novo Cotia".

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

On October 26, 2007, Gafisa completed the acquisition of 70% of Cipesa Engenharia S.A. ("Cipesa") (Note 22(a)(x)(b)), a real estate developer in the state of Alagoas.

2	Presentation of Financial Statements

These financial statements were approved by the Board of Directors for issuance on March 4, 2008.

(a)	Basis of presentation

The financial statements were prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate law (Law 6,404, as amended) ("Corporate Law"), the Federal Accounting Council ("CFC"), the IBRACON - Institute of Independent Auditor of Brazil ("IBRACON") and additional regulations and resolutions of the "Comissão de Valores Mobiliários" (the Brazilian Securities Commission - ("CVM")) (collectively, "Brazilian GAAP").

The financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in March 2008. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The consolidated statement of cash flows, which is presented as supplementary information (Note 21), is not required by Brazilian GAAP but is prepared under IBRACON Standard NPC 20 and conforms to International Accounting Standard 7, "Cash Flow Statements". Similarly, the Summary of Principal Differences between Brazilian GAAP and US GAAP (Note 22) is not required by Corporate Law and is presented only for purposes of these financial statements.

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Actual results may differ from the estimates.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(b)	Consolidation of financial statements

The consolidated financial statements include the accounts of the Company and those of all its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including, investments, current accounts, dividends receivable, income and expenses among consolidated companies and unrealized results. Transactions and balances with related parties, primarily shareholders and investees, are described in the notes herewith.

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s, the parent company's, books. Provisions between the parent company and the subsidiaries' books reflecting net capital deficiencies of subsidiaries were recorded in 2005, resulting in a difference between the statement of changes in shareholders' equity and balance sheet accounts in prior years.

3	Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the financial statements are as follows:

(a)	Revenue recognition

(i)	Real estate development and sales revenue

Revenues, as well costs and expenses directly related to real estate development units sold are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the result is recognized when the sale is made, regardless of the receipt of the contractual amount; profit is recognized in full when real estate is sold, provided (i) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (ii) the earnings process is virtually

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by substantial initial and continuing investment.

The general rules established by CFC approved Resolution 963 for recognition of revenue for real estate transactions and presentation of financial statements of real estate companies are:

•	the incurred cost (including costs related to land) corresponding to the units sold is fully appropriated to allocated income;

•	the percentage of incurred cost, including costs related to land, projects and construction, is measured in relation to total budgeted costs;

•
in order to determine the amount of revenues to be recognized in any given period, the percentage of incurred costs is applied to the total sales of the units sold, determined in accordance with the terms established in the sales contracts;

•
any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Advances from clients - real estate and services" on the balance sheet;

•
interest and inflation-indexation charges on accounts receivable as from the time the customer takes possession of the property, are appropriated to income from the development and sale of real estate using the accrual basis method; and

•
the financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are appropriated to the cost incurred, and recognized in income upon the sale of the units of the venture to which they are directly related.

The taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other income and expenses, including advertising and publicity, are appropriated to income as they are incurred using the accrual basis method.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(ii)	Construction services

Revenues derived from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and real estate management. Revenue is recognized as services are rendered, and is recorded, net of respective costs incurred to deliver such services, as "Construction services rendered, net of costs".

(b)	Cash, banks and financial investments

Consist primarily of time bank certificate of deposits and investment funds, denominated in reais, having a ready market and an original maturity of 90 days or less, or which at all times throughout their terms can be put to the issuer within three months with insignificant early withdrawal penalty clauses. At December 31, 2007, 2006 and 2005, the amount related to investment funds is recorded at market value.

(c)	Receivables from clients

These are stated at cost plus accrued interest. Allowances are provided, when necessary, in an amount considered sufficient by management to meet expected losses. Installments due are indexed based on the National Civil Constructions Index ("INCC") during the construction phase of the projects and the balances indexed based on the General Market Prices Index ("IGP-M") after delivery of the units. The balances generally accrue annual interest at 12%. Financial income from client receivables is recorded as "Gross operating revenue".

(d)	Sale of receivables for securitization

When the Company sells its accounts receivables, which sale is made generally without recourse, the amount of the mortgage-backed securities ("CRI") issued by the real estate securitization company is recorded as a reduction of accounts receivable. When this transaction involves recourse, the accounts receivable sold is maintained on the balance sheet. The financial discount, which represents the difference between the amounts received and the book value of the CRI on the date of the assignment, is presented as "Receivables from clients" and reflected in the statement of income ("Financial expense") over the duration of the contract. Any fee paid to the issuer of the CRIs is taken directly to income. When a retained interest ("Subordinated CRI") is provided as collateral to the receivables sold, these are recorded on the balance sheet at fair values. When recourse is provided the receivables from clients are presented net of the amounts received from the sale.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(e)	Properties for sale

This account includes land, construction costs and related expenses relating to projects under construction and already concluded but for which units have not yet been sold. Amounts are stated at cost of purchase and construction (materials, own or outsourced labor and other related costs), land and financial charges appropriated during the construction phase, which do not exceed net realizable values. The Company at times acquires land through barter transactions, in which it grants the seller (i) a certain number of units to be built on the land or (ii) a percentage of the proceeds from the sale of the units in such development. The land acquired and the corresponding obligations to deliver the units are diluted with other units sold. The Company capitalizes interest as part of properties for sale when a property is under development, which is limited to interest expense. Interest capitalized in "Properties for sale" totaled R$ 36,686 in the year ended December 31, 2007 (2006 - R$ 5,236, 2005 - R$ 4,714).

(f)	Deferred selling expenses

Following a change in accounting policy in 2006, which was applied retrospectively to all periods presented (Note 22(a)(iv)), this account includes costs related to tangible assets (sales stands, facilities, model apartments and related furnishings) as well as the related brokerage costs incurred by the Company (sale commissions due by the real estate buyer are not recorded as income or expenses of the Company). The balance is amortized to selling expenses (sales stands, facilities, model apartments and related furnishings) or as a deduction of the gross operating revenue (brokerage costs), based on the percentage-of-completion method (Note 3(a)).

(g)	Warranty cost

The Company provides a five-year limited warranty, covering structural defects of the developments sold. As warranty work is normally carried out under the responsibility and costs of the Company's subcontractors, the amounts payable by the Company are not significant and, therefore, they are recognized as incurred.

(h)	Prepaid expenses

These refer to sundry expenses, including debt issuance expenses relating to debenture placements and the deferral of shares issuance expenses, which are taken to income in the period to which they relate.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(i)	Property and equipment

Stated at cost. Depreciation is calculated on the straight-line basis, based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) office equipment and other installations - 10 years; (iii) computer and software licenses - 5 years. Software acquisition and implementation costs are capitalized.

(j)	Intangible assets

This account comprises mainly pre-operating expenses, reorganization expenses and product and new market development costs, which are amortized over a period of up to five years as from the date benefits first accrue.

(k)	Goodwill and negative goodwill on the acquisition of investments

Goodwill is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, to the interest in the shareholders' equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the price paid. Goodwill is amortized on a variable basis over its estimated useful life (limited to ten years) (Note 10). Negative goodwill which can be justified economically is recorded in "Goodwill on acquisition of subsidiaries" and appropriated to income as the assets are realized. The Company's management determines the estimated useful life of the investments based on its evaluation of the acquired companies, considering factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Goodwill that cannot be justified economically is immediately charged to results for the year. Negative goodwill that is not justified economically is recognized in the results only upon disposal of the investment. At the balance sheet date, the Company evaluates whether there are any indications of permanent loss and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values.

(l)	Real estate development obligations

This balance represented the estimated cost to be incurred, including a provision for guarantees, on the unit sales launched through December 31, 2003. The counter entry was to "Unearned income from property sales". Costs already incurred on the unsold units were recorded in "Properties for sale". Upon adoption of CFC Resolution 963, no new additions are made to this account.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(m)	Obligations for purchase of land

These are contractual obligations established for purchases of land in inventory ("Property for sale"). They are stated at the amortized cost plus interest and charges, when applicable. The obligations related to the barter transactions for land in exchange for units to be developed are not recognized in the financial statements.

(n)	Unearned income from property sales

This represents the residual net amount of the sales values of units launched up to December 31, 2003, less estimated construction costs (with a counter entry to "Real estate development obligations"), land purchase cost and charges arising from construction financing. Upon adoption of CFC Resolution 963, no new additions are made to this account.

(o)	Selling expenses

This balance includes advertising, promotion, brokerage fees and similar expenses, which is recorded on an accrual basis.

(p)	Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences (Note 16).

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, 25% and 9% respectively, are applied.

All tax losses expected to be recovered through offset are recorded as deferred tax assets. Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(q)	Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses. Gafisa S.A. and its subsidiaries do not have private pension plans or any retirement plan or benefits for employees once they leave the Company.

(r)	Cross-currency interest rate swap transactions

The nominal amounts of the cross-currency, interest rate swap transactions are not recorded on the balance sheet. The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates. These transactions are measured at cost based on the contractual conditions between the Company and the counter parties and their net results are recorded in financial income (expenses). In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(s)	Stock option plans

The Company operates stock option plans, the guidelines for their structuring and implementation of which were approved by General Shareholders' Meetings (Note 15(d)). Stock options granted to executive officers and employees under stock option plans do not generate a charge to income. In 2007, 961,563 shares (2006 - 1,532,724) with no par value were subscribed and paid up and the Company received R$ 8,262 (2006 - R$ 8,209) (Note 15(a)).

(t)	Employee profit sharing plan

The Company provides for the distribution of profit sharing benefits to employees (included in "General and administrative expenses") which totaled R$ 23,185 for the year ended December 31, 2007 (2006 - R$ 13,279). Additionally, the Company's bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income), which is recorded in "Statutory profit sharing" in the amount of R$ 2,240 at December 31, 2007 (2006 - R$ 3,350). The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by our Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets. Amounts paid with respect to the program may differ from the liability accrued.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(u)	Earnings per share

Calculated based on the number of shares outstanding at the end of each year, net of treasury shares. The 2005 earnings per share were not retrospectively conformed following the stock split on January 27, 2006.

(v)	Reclassifications

Certain reclassifications have been made to the financial statements for the years ended December 31, 2006 and 2005 for better presentation and consistency with the current financial statements, the main items are: (i) accounts receivable from clients from current to long-term (2006 - R$ 152,606; 2005 - zero); (ii) balance of the cancelled units from gross sales deduction to the real estate developments and sales (2006 - R$ 6,456; 2005 - zero); (iii) balance of the Tax on Bank Account Withdrawals - CPMF from general and administrative expenses to financial expenses (2006 - zero; 2005 - R$ 3,190); and (iv) land which was included in property for sale from current to long-term (2006 - R$ 63,413; 2005 - R$ 33,361). These reclassifications are considered immaterial and do not impact shareholders' equity or net income or covenants.

Following is a summary of the effects of the reclassification as at December 31:

	2006

	As amended	As previously reported
Current assets
Receivables from clients	365,741	518,347
Properties for sale	377,576	440,989
Long-term assets
Receivables from clients	194,097	41,491
Properties for sale	63,413	—
Working capital (i)	802,810	1,018,829

	2005

	As amended	As previously reported
Current assets
Properties for sale	270,968	304,329
Long-term assets
Properties for sale	33,361	—
Working capital (i)	464,589	497,950

(i) - Total current assets less total current liabilities

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

4	Cash and Banks and Financial Investments

	2007	2006	2005

Cash and banks	79,590	45,231	26,053
Financial investments
Investment funds, purchase and sale commitments	415,449	2,059	51,897
Bank certificates of deposits (CDB)	18,338	218,869	59,775
Unrealized gain on derivative financial instruments, net	1,070	—	—

Total	514,447	266,159	137,725

Current	514,447	266,159	133,891
Non current	—	—	3,834

Pursuant to CVM Instruction 408/04, investment funds in which the Company has an exclusive interest have been consolidated. Certain investment fund investments are provided as guarantees to loans and financing (Note 11).

On December 31, 2007, bank certificates of deposits accrue interest of 98.0% to 104% (2006 - 100.0% to 100.8%; 2005 - 99.5% to 102%) of the Interbank Deposit Certificate (CDI) rate.

5	Receivables from Clients

	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Current	524,818	365,741	274,390
Long-term	497,933	194,097	95,169

	1,022,751	559,838	369,559

Since the Company adopted CFC Resolution 963 in 2004, accounts receivables are only recorded as revenue is recognized (Note 3(a)(i)).

Advances from clients for real estate development projects in excess of the revenues recognized on the percentage-of-completion method totaled R$ 47,662 at December 31, 2007 (2006 - R$ 76,146; 2005 - R$ 47,790) and are included in "Advances from clients - real estate and services".

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

An allowance for doubtful accounts is not considered necessary since the receivables from clients relate mainly to real estate developments in progress for which the transfer of property deeds only takes place upon settlement and/or sale of the receivables.

Interest earned from Receivables from clients, included in "Gross operating revenue", was R$ 20,061 in the year ended December 31, 2007 (2006 - R$ 39,832; 2005 - R$ 28,966).

6	Properties for Sale

	2007	2006	2005
		(As amended, Note 3(v))	(As amended, Note 3(v))

Land	379,068	160,333	60,223
Property under construction	503,417	249,287	209,609
Units completed	41,826	31,369	34,497

	924,311	440,989	304,329

Current	774,908	377,576	270,968

Long-term	149,403	63,413	33,361

Properties under construction provided as guarantee for loans and financing totaled R$ 178,426 at December 31, 2007 (2006 - R$ 60,512).

The Company has unrecorded commitments for construction of units which have been exchanged for land, which affect the balance sheet as follows: (a) estimated construction cost of units bartered is diluted with other units sold ("Real estate development obligations"); and (b) actual cost of construction of units exchanged is diluted with other unsold units ("Properties under construction").

Financial interest expense was capitalized for the year ended December 31, 2007 in the total amount of R$ 32,572.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

7	Other Accounts Receivable

	2007	2006	2005

Sundry current accounts (*)	17,928	47,272	34,042
Advances for future capital increase	10,350	—	—
Credit assignment receivables	8,748	10,773	9,761
Client refinancing to be released	8,510	10,413	8,580
Recoverable taxes	8,347	11,005	3,310
Deferred COFINS and PIS taxes	8,274	7,940	7,983
Advances to suppliers	840	10,765	10,939
Other	38,923	13,432	7,031

	101,920	111,600	81,646

(*)   The Company participates in jointly-controlled ventures or consortia with other partners, either directly or through related parties, to develop real estate properties. The management frameworks of these ventures, including cash management, are centralized in the lead partner, which supervises the construction, financing and budgets. Thus, the lead partner assures that the investments of the necessary funds are made and allocated as planned. The Company's shares of the funds pertaining to these ventures, which are not remunerated, have no predetermined maturity dates. On average, the property developments are completed within three years. Other accounts payable to the venture partners are presented separately.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

8	Investments

				Investee's
	Company's interest - %			Shareholders' equity			Investee's net Income (loss)

Investees	2007	2006	2005	2007	2006	2005	2007	2006	2005

00008 - Península SPE1 S.A. (i)	50.00	50.00	50.00	(1,390)	(963)	(948)	(427)	(261)	(1,577)
00010 - Península SPE2 S.A. (i)	50.00	50.00	50.00	(955)	(3,222)	(3,042)	2,267	(119)	(4,383)
00018 - Res. Das Palmeiras SPE Ltda. - 18 (i)	90.00	90.00	90.00	2,039	1,443	1,375	596	349	847
00036 - Gafisa SPE 36 Ltda.	99.80	99.80	99.80	4,145	(54)	74	4,199	848	73
00038 - Gafisa SPE 38 Ltda.	99.80	99.80	99.80	5,088	439	1	4,649	1,165	—
00040 - Gafisa SPE 40 Ltda. (i)	50.00	50.00	99.80	1,713	(512)	1	2,225	(348)	—
00041 - Gafisa SPE 41 Ltda.	99.80	99.80	99.80	20,793	6,855	(92)	13,938	6,696	(93)
00042 - Gafisa SPE 42 Ltda. (i)	50.00	50.00	99.80	(33)	(293)	—	260	(293)	(1)
00043 - Gafisa SPE 43 Ltda.	99.80	99.80	99.80	(3)	(1)	—	(2)	(2)	(1)
00044 - Gafisa SPE 44 Ltda. (i)	40.00	99.80	99.80	(534)	(1)	—	(533)	(1)	(1)
00045 - Gafisa SPE 45 Ltda. (Gafisa Vendas)	99.80	99.80	99.80	(475)	406	—	(882)	20	(1)
00046 - Gafisa SPE 46 Ltda. (i)	60.00	60.00	99.80	212	(966)	—	1,178	(966)	(1)
00047 - Gafisa SPE 47 Ltda.	99.80	99.80	99.80	(18)	(1)	—	(18)	(1)	(1)
00048 - Gafisa SPE 48 Ltda.	99.80	99.80	99.80	(718)	(1)	—	(718)	(1)	(1)
00049 - Gafisa SPE 49 Ltda.	100.00	0.00	0.00	(1)	—	—	(2)	—	—
00053 - Gafisa SPE 53 Ltda. (i)	60.00	0.00	0.00	205	—	—	204	—	—
00055 - Gafisa SPE 55 Ltda.	99.80	0.00	0.00	(4)	—	—	(5)	—	—
00059 - Gafisa SPE 59 Ltda.	99.80	0.00	0.00	(1)	—	—	(2)	—	—
00064 - Gafisa SPE 64 Ltda.	99.80	0.00	0.00		—	—	(1)	—	—
00065 - Gafisa SPE 65 Ltda.	99.80	0.00	0.00	(1)	—	—	(2)	—	—
00070 - Gafisa SPE 70 Ltda. (Bairro novo) (i)	50.00	0.00	0.00	10,298	—	—	(1,902)	—	—
00087 - DV BV SPE S.A. - 87 (i)	50.00	50.00	50.00	(464)	(234)	(202)	(231)	115	(715)
00089 - DV SPE S.A. - 89 (i)	50.00	50.00	50.00	1,658	964	2,096	695	(728)	94
00091 - Vilagio de Panamby Trust - 91	50.00	50.00	50.00	5,587	3,923	3,804	1,664	119	(175)
00122 - Gafisa SPE 22 Ltda.	100.00	49.00	49.00	4,314	(1,080)	(766)	250	(37)	90
00125 - Gafisa SPE 25 Ltda. (v)	100.00	66.67	66.67	14,904	13,551	5,585	419	1,392	2,259
00126 - Gafisa SPE 26 Ltda. (v)	100.00	50.00	50.00	121,767	28,635	20,352	(19)	(7,417)	988
00127 - Gafisa SPE 27 Ltda. (v)	100.00	50.00	50.00	15,160	14,007	14,232	1,215	(77)	11,008
00128 - Gafisa SPE 28 Ltda.	99.80	99.80	99.80	(1,299)	(800)	(170)	(499)	3	(166)
00129 - Gafisa SPE 29 Ltda. (i)	70.00	70.00	70.00	2,311	5,443	509	(2,532)	5,732	1,173
00130 - Gafisa SPE 30 Ltda.	99.80	99.80	99.80	15,923	7,897	1,834	8,026	7,482	1,836
00131 - Gafisa SPE 31 Ltda.	99.80	99.80	99.80	22,507	21,746	2,573	761	11,391	2,613
00132 - Gafisa SPE 32 Ltda.	99.80	99.80	99.80	1	1	1	—	—	—
00133 - Gafisa SPE 33 Ltda.	100.00	100.00	100.00	11,256	9,559	11,767	1,696	(2,091)	7,419
00134 - Gafisa SPE 34 Ltda. (Fit. Resid. Imob.)	100.00	99.80	99.80	(14,974)	(2)	(1)	(14,975)	(1)	(2)
00135 - Gafisa SPE 35 Ltda.	99.80	99.80	99.80	2,671	(48)	25	2,719	849	25
00137 - Gafisa SPE 37 Ltda.	99.80	99.80	99.80	8,529	5,868	2,631	2,661	3,461	2,630
00139 - Gafisa SPE 39 Ltda.	99.80	99.80	99.80	5,693	1,261	255	4,432	1,819	254
00250 - Gafisa SPE 50 Ltda. (i)	80.00	0.00	0.00	(121)	—	—	(121)	—
00251 - Gafisa SPE 251 Ltda. (i)	90.00	0.00	0.00	8,387	—	—	1,602	—	—
00263 - Gafisa SPE 63 Ltda.	100.00	0.00	0.00	(11)	—	—	(12)	—	—
00265 - Cipesa - holding	100.00	0.00	0.00	47,954	—	—	(1,359)	—	—
00760 - Gafisa SPE 760 (Tiner Empr. e Part.) (i) (iv)	45.00	45.00	0.00	10,980	5,649	—	5,331	4,687	—
00763 - Gafisa SPE 763 (O Bosque) (i) (iii)	30.00	30.00	0.00	9,176	2,667	—	79	(166)	—
177700 - Alta Vista (i)	50.00	50.00	0.00	(644)	(233)	—	(618)	(253)	—
177800 - Dep. José Lages (i)	50.00	50.00	0.00	(399)	12	—	(410)	(8)	—
177900 - Sítio Jatiuca (i)	50.00	50.00	0.00	(2,829)	(79)	—	(3,361)	(99)	—
178000 - Spazio Natura (i)	50.00	50.00	0.00	1,429	(26)	—	(28)	(46)	—
AUSA	60.00	0.00	0.00	42,718	—	—	20,905	—	—
Franere - Parque das Águas (i)	50.00	0.00	0.00	(281)	—	—	(280)	—	—
Franere - Parque das Árvores (i)	50.00	0.00	0.00	(625)		—	(625)	—	—
77998 - Diodon Participações (ii)	100.00	100.00	100.00	36,556	31,920	34,074	4,637	(869)	4,962

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

				Investee's net
	Company's interest - %			operating revenue			Investee's total assets

Investees	2007	2006	2005	2007	2006	2005	2007	2006	2005

00008 - Península SPE1 S.A. (i)	50.00	50.00	50.00	614	2,587	10,563	8,097	8,827	20,232
00010 - Península SPE2 S.A. (i)	50.00	50.00	50.00	912	5,695	30,295	7,740	9,477	26,147
00018 - Res. Das Palmeiras SPE Ltda. - 18 (i)	90.00	90.00	90.00	1,437	2,848	7,160	8,139	8,020	12,912
00036 - Gafisa SPE 36 Ltda.	99.80	99.80	99.80	19,652	—	70	36,466	—	19,171
00038 - Gafisa SPE 38 Ltda.	99.80	99.80	99.80	17,689	5,921	—	15,921	6,669	5,238
00040 - Gafisa SPE 40 Ltda. (i)	50.00	50.00	99.80	3,150	217	—	7,294	1,196	132
00041 - Gafisa SPE 41 Ltda.	99.80	99.80	99.80	38,920	20,001	—	47,548	14,922	29,880
00042 - Gafisa SPE 42 Ltda. (i)	50.00	50.00	99.80	1,646	—	—	3,671	1	—
00043 - Gafisa SPE 43 Ltda.	99.80	99.80	99.80		—	—		1	—
00044 - Gafisa SPE 44 Ltda. (i)	40.00	99.80	99.80		—	—	996	1	—
00045 - Gafisa SPE 45 Ltda. (Gafisa Vendas)	99.80	99.80	99.80	7,160	874	—	3,734	1,006	—
00046 - Gafisa SPE 46 Ltda. (i)	60.00	60.00	99.80	3,350	(328)	—	1,710	533	—
00047 - Gafisa SPE 47 Ltda.	99.80	99.80	99.80	(4)	—	—	20,626	—	—
00048 - Gafisa SPE 48 Ltda.	99.80	99.80	99.80	10,488	—	—	22,049	—	—
00049 - Gafisa SPE 49 Ltda.	100.00	0.00	0.00		—	—	2,870	—	—
00053 - Gafisa SPE 53 Ltda. (i)	60.00	0.00	0.00	858	—	—	1,151	—	—
00055 - Gafisa SPE 55 Ltda.	99.80	0.00	0.00		—	—	647	—	—
00059 - Gafisa SPE 59 Ltda.	99.80	0.00	0.00		—	—	—	—	—
00064 - Gafisa SPE 64 Ltda.	99.80	0.00	0.00		—	—	1,839	—	—
00065 - Gafisa SPE 65 Ltda.	99.80	0.00	0.00		—	—	795	—	—
00070 - Gafisa SPE 70 Ltda. (Bairro novo) (i)	50.00	0.00	0.00		—	—	11,046	—	—
00087 - DV BV SPE S.A. - 87 (i)	50.00	50.00	50.00	194	94	104	1,279	1,412	1,728
00089 - DV SPE S.A. - 89 (i)	50.00	50.00	50.00	28	34	262	1,285	1,008	2,823
00091 - Vilagio de Panamby Trust - 91	50.00	50.00	50.00	1,252	283	(260)	4,723	3,923	7,480
00122 - Gafisa SPE 22 Ltda.	100.00	49.00	49.00	2,440	6,108	7,194	5,005	4,339	11,114
00125 - Gafisa SPE 25 Ltda. (v)	100.00	66.67	66.67	1,924	9,575	22,453	41,538	21,597	27,373
00126 - Gafisa SPE 26 Ltda. (v)	100.00	50.00	50.00	45,857	17,493	6,156	142,709	49,206	89,215
00127 - Gafisa SPE 27 Ltda. (v)	100.00	50.00	50.00	4,953	8,360	48,644	25,331	28,229	52,710
00128 - Gafisa SPE 28 Ltda.	99.80	99.80	99.80	11,579	3,211	—	17,139	4,514	4,557
00129 - Gafisa SPE 29 Ltda. (i)	70.00	70.00	70.00	2,232	—	3,583	2,874	—	17,337
00130 - Gafisa SPE 30 Ltda.	99.80	99.80	99.80	31,528	20,962	4,086	37,835	16,674	43,563
00131 - Gafisa SPE 31 Ltda.	99.80	99.80	99.80	5,335	31,613	9,409	27,456	28,693	31,494
00132 - Gafisa SPE 32 Ltda.	99.80	99.80	99.80	—	—	—	3,692	12	114
00133 - Gafisa SPE 33 Ltda.	100.00	100.00	100.00	4,408	—	44,046	26,131	27,100	42,932
00134 - Gafisa SPE 34 Ltda. (Fit. Resid. Imob.)	100.00	99.80	99.80	8,934	—	—	73,852	—	(1)
00135 - Gafisa SPE 35 Ltda.	99.80	99.80	99.80	11,330	—	153	11,154	—	6,834
00137 - Gafisa SPE 37 Ltda.	99.80	99.80	99.80	10,806	6,391	13,639	18,254	18,895	20,642
00139 - Gafisa SPE 39 Ltda.	99.80	99.80	99.80	17,666	6,260	730	15,172	7,172	13,562
00250 - Gafisa SPE 50 Ltda. (i)	80.00	0.00	0.00	1,704	—	—	4,256	—	—
00251 - Gafisa SPE 251 Ltda. (i)	90.00	0.00	0.00	7,717	—	—	11,945	—	—
00263 - Gafisa SPE 63 Ltda.	100.00	0.00	0.00	—	—	—	—	—	—
00265 - Cipesa - holding	100.00	0.00	0.00	—	—	—	—	—	—
00760 - Gafisa SPE 760 (Tiner Empr. e Part.) (i) (iv)	45.00	45.00	0.00	12,712	8,092	—	14,245	20,494	—
00763 - Gafisa SPE 763 (O Bosque) (i) (iii)	30.00	30.00	0.00	543	512	—	3,078	1,604	—
177700 - Alta Vista (i)	50.00	50.00	0.00	151	—	—	662	—	—
177800 - Dep. José Lages (i)	50.00	50.00	0.00	(10)	—	—	248	—	—
177900 - Sítio Jatiuca (i)	50.00	50.00	0.00	(358)	—	—	4,370	—	—
178000 - Spazio Natura (i)	50.00	50.00	0.00	—	—	—	808	—	—
AUSA	60.00	0.00	0.00	199,830	—	—	249,631	—	—
Franere - Parque das Águas (i)	50.00	0.00	0.00	—	—	—	561	—	—
Franere - Parque das Árvores (i)	50.00	0.00	0.00	—	—	—	685	—	—
77998 - Diodon Participações (ii)	100.00	100.00	100.00	4,501	22,635	17,708	45,385	45,469	72,956

(i)	These investees are jointly-controlled with the Company's real estate partners. All entities have been consolidated on a proportional consolidation basis.

(ii)
On September 13, 2005, the Company acquired the total share capital of Diodon Participações Ltda. and Villaggio de Panamby Trust S.A., the shareholders' equity and total assets of which represented 50% of the Villaggio Panamby development project and recorded negative goodwill ("Deferred income on acquisition of subsidiary") of R$ 20,554, which will be amortized as the underlying portfolio is realized.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(iii)
In 2006, the Company acquired a 30% interest in the O Bosque development for R$ 3,564 and recorded goodwill of R$ 2,544 (included in "Property and equipment") which will be amortized as the underlying development is realized.

(iv)	In 2006, the Company acquired a 45% interest in the Tiner Campo Belo development for R$ 433.

(v)	In 2007, the Company acquired the remaining ownership percentage of these entities for R$ 40,000 and recorded negative goodwill of R$ 32,223.

9	Pro Forma Consolidated Statements, Assuming the Acquisition of AUSA

The unaudited condensed pro forma consolidated statements of income for 2006, assuming the acquisition of AUSA (Note 22(a)(x)(a)) as of the beginning of fiscal year ended December 31, 2006 are as follows:

2006
(Unaudited)

Net operating revenue	795,159
Net income	30,045
Shares outstanding at the end of the year (in thousands)	103,370
Earnings per thousand shares outstanding at the end of the year - R$	0.29

This pro forma statement has been prepared for comparative purposes only and is not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the period presented or the results which may occur in the future.

10	Goodwill on Acquisition of Subsidiaries

				2007

Investees	Amortization criteria	Cost	Accumulated amortization	Balance

AUSA	Projected results up to10 years	170,941	(7,500)	163,441
Cipesa	Projected results up to10 years	40,686	—	40,686
Others		3,273	—	3,273

		214,900	(7,500)	207,400

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

On January 8, 2007, the Company acquired all the shares of Catalufa Participações Ltda. ("Catalufa") in exchange for its own shares for an amount of R$ 134,029. At the same time, Catalufa, the main asset of which comprised an investment in AUSA, was merged into the Company based on its book value at the acquisition date. As a result of this transaction, the Company recorded goodwill in the amount of R$ 170,941, which was based on expected future profitability and will be amortized based on the estimated projected income before tax of AUSA. For the year ended December 31, 2007, goodwill amortization totaled R$ 7,500.

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value ("VGV") of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. As a result of this transaction, the Company recorded goodwill of R$ 40,686, which is based on expected future profitability and will be amortized based on the estimated projected income before tax of Nova Cipesa. For the year ended December 31, 2007, no goodwill had been amortized as Nova Cipesa presented an operating loss for the period.

Through November 2007, the Company held interests in investees together with Redevco do Brasil Ltda. through special purpose entities which were are proportionally consolidated, as follow (Company's interest): Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$ 40,000 and recorded negative goodwill of R$ 32,223, in "Deferred income on acquisition of subsidiary" on the balance sheet.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

11	Loans and Financings

	Annual interest rate	2007	2006	2005

Working capital	104% to 105% of CDI (i) CDI (i)+ 0.66% to 3.29%	325,453	—	—
National Housing System (SFH)	TR (ii) + 6.2% to 11.4%	98,700	26,378	51,969
Downstream merger obligations	TR (ii) + 10.0% to 12.0%	13,311	18,027	46,540
Funding for developments	TR (ii) + 6.2%	2,702	—	8,268
Bank Credit Certificates	INPC (iii)+ 14.1% to16.0%	—	—	27,440
Brazilian Social and Economic Development Bank (BNDES)	TJLP (iv) + 11.0%	—	—	287

		440,166	44,405	134,504

Current		59,526	17,305	48,286
Long-term		380,640	27,100	86,218

(i)  CDI - Interbank Deposit Certificate.
(ii)  TR - Interest Reference Rate.
(iii)  INPC - Consumer Price Index.
(iv)  TJLP - Long-term Interest Rate.

•	Funding for working capital and for developments correspond to credit lines from financial institutions to raise the necessary funds.

•	SFH - the Company has financing agreements with the SFH, the resources from which are released as construction progresses for the related developments.

•	Downstream merger obligations - Relate to the debts assumed from former shareholders and fall due through 2013.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, interest on the receivables from clients and the proceeds from the sale of our properties. At December 31, 2007, R$ 9,851 of financial investments were given as loan guarantees (2006 - no guarantee was provided; 2005 - R$ 156).

The Company is subject to a number of covenants including, among others: (a) limitations on its ability to incur debt; (b) limitations on the existence of liens on its properties; (c) limitations on transactions with related parties, which generally must be on terms on less favorable than those that could be obtained in a comparable arm's length transaction; and (d) maintenance of certain financial ratios calculated based on the financial statements prepared in accordance with the Brazilian GAAP. The Company was in compliance with all covenants during each period presented.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

In November 2007, the Company raised loans for working capital in the amount of R$ 200,000 with highly-rated financial institutions and simultaneously contracted cross-currency interest rate swaps (Note 17).

The long-term installments as of December 31, 2007 mature as follows: in 2009 - R$ 256,045; 2010 - R$ 42,396; 2011 - R$ 28,417; 2012 - R$ 30,071; 2013 and thereafter - R$ 23,711.

12	Debentures

In April 2005, the Company's "First Debenture Placement Program" was approved by the CVM to place R$ 200,000 non-convertible single series debentures, for public distribution. On September 29, 2006 the Company is "Second Debenture Distribution Program" was approved by the CVM to place R$ 500,000 non-convertible single series debentures, for public distribution. The Company has made the following placements:

	First program		Second program

	1st issuance	2nd issuance	1st issuance

Issuance date	April 1, 2005	December 1, 2005	October 1, 2006
Amount - R$	64,000	112,310	240,000
Number	6,400	11,231	24,000
Grace period	24 months	30 months	60 months
Installments - monthly	From April 1, 2007	From July 1, 2008	From September 1, 2009
Final installment maturity	March 1, 2009	December 1, 2010	September 1, 2011
Annual remuneration	CDI + 2.85%	CDI + 2.00%	CDI + 1.30%

At December 31, 2007, balances due from the Second Debenture Placement Program, of R$ 240,000, is presented below:

Program/issuances	2007	2006

Second/1st issuance	249,190	251,038

Current	9,190	11,038

Long-term, principal	240,000	240,000

The debenture programs are subject to semi-annual covenants which include, among others, maintenance of net debt and receivables coverage ratios. Additional guarantees are provided through fiduciary credits and include receivables from clients. In addition to the normal accelerated amortization clauses, which would be triggered in an event of default, a further

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

default trigger would apply if the Company's credit rating were to fall below a predetermined level. The Company was in compliance with all debenture programs covenants during each period presented.

13	Other Current Liabilities

	2007	2006	2005

Loans from real estate development partners	8,255	2,079	5,234
Credit assignments	1,442	1,358	1,363
Sundry current accounts	—	87	2,812
Obligation from Diodon acquisition	—	—	4,542
Other	13,603	4,370	3,874

	23,300	7,894	17,825

Loans from real estate partners relate to amounts due under current accounts agreement, which accrue financial charges of IGP-M plus 12% p.a.

14	Commitments and Provision for Contingencies

The Company and its subsidiaries are parties in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses.

The changes in the provision for contingencies are summarized below:

	2007	2006	2005

Balance at the beginning of the period	4,105	4,422	1,000
New provisions and interest charges	2,258	725	4,500
New provision from AUSA acquisition	16,695	—	—
Payments	(1,613)	(856)	(1,078)
Reversal	(183)	(186)	—

Balance at the end of the period	21,262	4,105	4,422

Long-term	17,594	—	—

Current	3,668	4,105	4,422

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(a)	Tax, labor and civil lawsuits

	2007	2006	2005

Tax lawsuits	16,768	—	—
Labor claims	2,171	3,169	3,413
Civil lawsuits	2,323	936	1,009

	21,262	4,105	4,422

Our subsidiary AUSA is party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The chances of loss in the ICMS case are estimated by its legal counsel that is handling it as: (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with the ancillary obligation. The amount of the contingency estimated by the legal counsel as a probable loss amounts to R$ 16,768, which is recorded in "Provision for contingencies" as of December 31, 2007.

Furthermore, at December 31, 2007 the Company is aware of other lawsuits and risks, the outcome of which, based on the opinion of its legal counsel is a possible, but not probable, loss, amounting to approximately R$ 67,430 (2006 - R$ 44,437, 2005 - R$ 26,000), and for which the Company's management believes that the recognition of a provision for losses is not necessary.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was whitheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded.

(b)	Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company. The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

15	Shareholders' Equity

(a)	Capital

At December 31, 2007, the Company's capital was R$ 1,221,846 (2006 - R$ 591,742, 2005 - R$ 227,363), represented by 132,577,093 nominative Common shares without par value (2006 - 111,511,596 nominative Common shares without par value, 2005 - 9,937,519 Common shares and 16,222,209 preferred shares), 3,124,972 of which were treasury shares (2006 - 8,141,646; 2005 - 1,533,334).

At December 31, 2006, Gafisa S.A.'s outstanding share capital comprised 103,369,950 (voting) Common shares.

At December 31, 2005, Gafisa S.A.'s outstanding share capital comprised 8,404,185 (voting) Common shares and 16,222,209 (non-voting) Preferred shares of which there are 14,972,209 Class A and 1,250,000 Class F fully subscribed registered, book-entry shares, without par value.

On January 13, 2006, the Board of Directors approved the conversion of all 14,972,209 Class A Preferred shares and 1,250,000 Class F Preferred shares into 16,222,209 Common shares.

On January 17, 2006, Havertown subscribed and paid-in 411,348 Common shares totaling R$ 6,179 as approved by the Board of Directors on December 23, 2005.

On January 26, 2006, the shareholders approved the conversion of all Preferred shares into Common shares. On the same date, the Board of Directors approved the terms and conditions of the initial public offering and the new bylaws, adapted to the Novo Mercado of the Bolsa de Valores de São Paulo - BOVESPA rules.

On January 27, 2006, in a shareholders' general meeting, the shareholders approved a stock split of the Common shares, based on a ratio of one existing share for every three newly issued shares increasing the number of shares from 27,774,775 to 83,324,316 (of which 8,280,534 remained in treasury). Share data and earnings per share in the Brazilian GAAP financial statements have not been presented retrospectively to conform to the split.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

On February 16, 2006 a capital increase of R$ 352,756 was approved upon issuance, for public subscription, on the Novo Mercado of 26,724,000 new Common shares, without par value, and simultaneously through an issuance of primary and secondary equity Global Depositary Receipts pursuant to Rule 144A and Regulation S of the US Securities Act of 1933. The public offering generated proceeds of R$ 494,393 of which R$ 141,637 was allocated to a share premium reserve (capital reserve). Stock issuance expenses directly related to the initial public offering of R$ 27,308 were charged to the statement of income for the year ended December 31, 2006.

During 2006 the Board of Directors approved a capital increase of R$ 8,209 in connection with the stock option program and the exercise of 1,532,724 options.

At December 31, 2006, shares in treasury comprise 8,141,646 Common shares (2005 - 1,533,334 Preferred Class B and 1,226,844 Preferred Class C). During 2006, 138,888 common shares held in treasury were cancelled.

In January 2007, upon the acquisition of 60% of AUSA arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved through the issuance, for public subscription, of 6,358,616 new Common shares.

In January 2007, the cancellation of 5,016,674 Common shares which had been held in treasury, amounting to R$ 28,976, was approved.

In January 2007, a capital increase of R$ 996, related to the stock option plan and the exercise of 153,900 Common shares, was approved.

In March 2007, a capital increase of R$ 487,813 was approved through the issuance for public subscription, of 18,761,992 new common shares, without par value, at the issue price of R$ 26.00 per share.

In May 2007, the capital increase of R$ 5,217, related to the stock option plan and the exercise of 507,068 Common shares, was approved.

In June 2007, the capital increase of R$ 693, related to the stock option plan and the exercise of 105,900 Common shares, was approved.

In August 2007, the capital increase of R$ 52, related to the stock option plan and the exercise of 2,481 Common shares, was approved.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

In December 2007, the capital increase of R$ 1,304, related to the stock option plan and the exercise of 192,214 Common shares, was approved.

Under the bylaws, as amended on January 8, 2007, the Board of Directors ("Conselho de Administração") may increase share capital up to the limit of the authorized capital of 200,000,000 Common shares.

The changes in the number of shares in the three years ended December 31, 2007 were as follows (without reflecting the effect of retrospectively applying the January 27, 2006 stock split):

	Thousands of shares

		Preferred shares
	Common shares	Class A	Class B	Class C	Class D	Class E	Class F	Class G	Total

December 31, 2004	8,200	11,038	—	—	—	—	—	—	19,238
Common shares converted into Preferred shares	(3,200)	—	1,800	1,250	50	100	—	—	—
Conversion between classes of preferred shares	—	(1,094)	—	—	—	—	—	1,094	—
Shares issuance	3,404	5,029	—	—	—	—	1,250	—	9,683
Repurchase and cancellation of shares	—	—	(267)	(23)	(50)	(100)	—	(1,094)	(1,534)
Repurchase of shares for treasury	—	—	(1,533)	(1,227)	—	—	—	—	(2,760)

December 31, 2005	8,404	14,973	—	—	—	—	1,250	—	24,627

Conversion of all preferred shares to common shares	16,223	(14,973)	—	—	—	—	(1,250)	—	—
Share issuance
Havertown	411	—	—	—	—	—	—	—	411
Stock split	50,075	—	—	—	—	—	—	—	50,075

Subtotal	75,113	—	—	—	—	—	—	—	75,113
Share issuance	—	—	—	—	—	—	—	—	—
Exercise of stock options	1,533	—	—	—	—	—	—	—	1,533
Initial public offering	26,724	—	—	—	—	—	—	—	26,724

December 31, 2006	103,370	—	—	—	—	—	—	—	103,370

Share issuance (AUSA acquisition)	6,359	—	—	—	—	—	—	—	6,359
Exercise of stock options	961	—	—	—	—	—	—	—	961
Public offering	18,762	—	—	—	—	—	—	—	18,762

December 31, 2007	129,452	—	—	—	—	—	—	—	129,452

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(b)	Corporate restructuring

In June 2005, a capital increase of R$ 135,180 was approved through issuance of 9,000,000 new shares (3,404,182 Common shares, 4,345,818 Preferred Class A shares and 1,250,000 Preferred Class F shares) fully subscribed and paid-in by Equity International, through its subsidiary Campsas Participações Ltda. ("Campsas").

In December 2005, the Company effected a corporate restructuring whereby (i) Cimob returned the Common shares it held in the Company as payment for the Company having assumed this shareholders' debt which it had subsequently transferred to Urucari Participações Ltda ("Urucari") and (ii) the Company merged with its shareholders Urucari, Campsas and S.P.E.L. Empreendimentos e Participações S.A. ("S.P.E.L."). The objective of the downstream merger was to rationalize the operating structure and optimize the tax deductible goodwill which Urucari and Campsas held through their investments in the Company amounting to R$ 15,031 and R$ 32,024 respectively, the tax effect of which totaled R$ 15,567.

As a result of the downstream mergers, the former shareholders' shares were cancelled and their net assets passed to the Company:

•
In the case of Urucari, no shares were issued in favor of Urucari shareholders. The 1,533,334 Preferred Class B and 1,250,000 Preferred Class C shares previously held by Urucari and which had been approved for redemption by the Extraordinary General Meetings ("EGM") on April 4, 2005 and May 18, 2005, amounting to R$ 47,026, were transferred to treasury shares for subsequent cancellation.

•
In the case of Campsas and S.P.E.L., 8,404,181 Common shares and 5,595,818 Preferred shares were cancelled pursuant to Brazilian Corporate Law, in exchange for the same number and classes of new shares of the Company which were delivered to the shareholders of Campsas and S.P.E.L. in the same proportion as previously held. Accordingly, no changes were made to the composition of the Company's capital.

The net assets pertaining to the shareholders were merged at book values based on the balances at September 30, 2005. Accordingly, the Company's shareholders' equity was reduced by R$ 31,465 (debt assumed net of tax asset acquired).

On December 23, 2005, a new issue of 1,094,340 shares was approved, of which 411,348 were Common and 682,992 were Preferred Class A shares, all nominative and of no par value. Preferred Class A shares totaled R$ 10,259, which were fully subscribed and paid-up by Havertown, including an amount of R$ 4,590 recorded as a Capital reserve.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

Share redemption - during 2005, the shareholders approved various conversions of shares owned by Urucari, Cimob and First Stock Fund into new classes of redeemable stock which resulted in the withdrawal of Cimob and First Stock Fund as shareholders of the Company:

•
Urucari - the April 8, 2005 EGM approved the redemption of all of the 1,800,000 redeemable Class B Preferred shares, owned by Urucari as follows; (i) 266,666 shares valued at R$ 4,000, were redeemed 45 days after the EGM; (ii) 1,533,334 shares were to be redeemed in monthly installments commencing in May 2007 and through April 2013. Furthermore, the EGM of May 18, 2005 approved the redemption of all of the 1,250,000 Class C Preferred shares owned by Urucari as follows: (i) 23,156 redeemable on December 2, 2005 and (iii) 1,226,884 shares in monthly installments commencing on January 2, 2006. As a consequence of the merger with Urucari, the Company's obligation to redeem the shares was cancelled by the Company having assumed debt of Urucari to financial institutions which held a surety over the same shares to the same value and terms. The shares in treasury will be cancelled as the debt is amortized and guarantees lifted.

•
Cimob - the October 27, 2005 EGM approved the issue of non-voting Class D redeemable Preferred shares and the conversion of 50,000 Common shares owned by Cimob into the same number of Class D Preferred shares. Concurrently, the redemption of all the 50,000 shares was approved, without reduction of capital by charge to revenue reserves of an amount of R$ 683. This amount was to be paid in eight equal quarterly installments, indexed to the TR plus 12% p.a., the first installment due on August 15, 2006. All Class D Preferred shares were cancelled. On December 12, 2005, a new class of non voting redeemable shares, Preferred Class E shares was issued. Concurrently, the conversion of three Preferred Class A shares and 99,740 Common shares owned by Cimob, was approved for conversion into 99,743 Preferred Class E shares and the redemption of these 99,743 shares, without reduction of capital by charge to revenue reserves upon payment of R$ 900. The shares were cancelled.

•
The First Stock Equity Fund - on December 9, 2005, Preferred Class G shares, a new class of non voting redeemable shares was issued. Concurrently, the conversion into Class G Preferred shares and redemption of the 1,094,340 Class A Preferred shares owned by The First Stock Equity Fund, LLC was approved by charge to revenue reserves. The redemption value was R$ 16,437 and was paid in full to The First Stock Equity Fund, LLC. All Class G Preferred shares were cancelled.

(c)	Appropriation of net income

Pursuant to the Company's bylaws, the net income for the year, after absorbing any accumulated losses, is appropriated as follows: (i) 5% to the legal reserve, up to 20% of paid-up capital, and (ii) 25% of the remaining balance for the payment of mandatory dividends to all shareholders.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

For the year ended December 31, 2005 management proposed not to distribute a dividend and instead designate the funds to an investments reserve to be applied to grow the Company's business, which proposals was approved by the shareholders. The provision made at December 31, 2007 and 2006 to reflect the proposed minimum mandatory dividend was determined as follows (approved by the Annual General Meeting hold on April 4, 2008):

	2007	2006

Net income for the year	113,603	46,056
Legal reserve (5%)	(5,680)	(2,303)

	107,923	43,753

Compulsory minimum dividends - 25%	(26,981)	(10,938)

The retention of earnings for 2006 was approved at the AGM (Annual General Meeting) - Minutes 55 hold on March 21, 2007.

Pursuant to Article 36 of the Company's bylaws, amended on March 21, 2007, the recognition of a statutory reserve became mandatory. In accordance with said article, the amount of such reserve may not exceed 71.25% of net income for the purpose of financing the expansion of the activities of the Company and its subsidiaries, including the subscription of capital increases or creation of new ventures, participation in consortiums or other forms of association for the achievement of the Company's purpose.

(d)	Stock option plans

The five stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans (vesting requirements), (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In order to be eligible for the grants, participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price is adjusted by IGP-M plus annual interest of 6%. The stock option may be exercised in one to three years subsequent to the vesting period established in each plan. The shares are generally available to employees over a period of ten years after their contribution.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period (usually five years). On December 31, 2006 and 2005, advanced payments totaled R$ 996 and R$ 2,397, respectively.

There was no advanced payment for the year ended December 31, 2007.

The Company may decide to issue new shares or transfer its treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans, in the event of dismissals or retirement. In such case, the advances are returned to the employees, in certain circumstances, at an amount that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount paid plus monetary correction based on the variation in the IGP-M and annual interest of 6% p.a.

16	Deferred Taxes

	2007	2006	2005

Assets
Temporary differences	39,482	24,800	11,737
Net operating loss carryforwards	12,499	15,880	7,798
Tax credits from downstream merger	9,341	12,454	15,567

	61,322	53,134	35,102

Liabilities
Differences between income taxed on a cash basis and the amount recorded on the accrual basis	63,268	32,259	12,884

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the rules determined by the Federal Internal Revenue Department (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus estimated cost. The taxation will occur over an average period of two years, considering the term for the receipt of the sales and the completion of the corresponding constructions.

On December 31, 2007, the Company had tax losses available for offset against future taxable income of R$ 104,147 (2006 - R$ 67,971, 2005 - R$ 22,285), with corresponding tax benefits of R$ 35,410 (2006 - R$ 23,110, 2005 - R$ 7,798).

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

The Company did not record a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries, which adopt the taxable income regime and do not have a history of taxable income for the past three years.

Based on the projections of generation of future taxable income of the Parent Company, the estimated recovery of the deferred income tax and social contribution asset is as follows: 2008 - R$ 6,530 and 2009 - R$ 29,580.

Estimated of future taxable income are based on, among other things, the Company's performance, its market and certain economic factors. The actual amounts could differ from these estimates.

The reconciliation of the statutory to effective tax rate is as follows:

	2007	2006	2005

Income before taxes on income, statutory profit sharing and minority interest	155,199	55,430	27,272
Tax expense at statutory rates - 34%	(52,768)	(18,846)	(9,272)
Net effect of jointly-controlled subsidiaries on the presumed tax regime	16,194	12,439	11,303
Tax losses recorded from prior years	6,125	—	—
Other permanent differences, net	(497)	383	1,374

Income tax and social contribution(expense)/benefit	(30,946)	(6,024)	3,405

17	Financial Instruments

The Company mitigates credit risks related to banks and financial investments by investing in short-term securities with highly-rated financial institutions. It also limits its credit risks by having a broad base of clients and through continuous credit rating analyses. At December 31, 2007, there was no significant concentration of credit risks related to clients. For the years presented, the Company did not operate with derivative financial instruments. The market values of financial instruments approximated their book values and were substantially represented by financial investments, loans and financings.

These risks are managed by control policies, specific strategies and determination of limits, as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(a)	Risk considerations

(i)	Credit risk

The Company restricts its exposure to credit risks associated with banks and financial investments, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivables, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. The Company has no history of losses from liens in the cases of default during the construction period.

On December 31, 2007, 2006 and 2005, the Company's management did not deem necessary the recognition of a provision to cover losses on the recovery of receivables related to real estate developments delivered. In the same period, there was no material concentration of credit risk associated with customers.

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates.

At December 31, 2007, R$ 1,070 related to the net positive result from the cross-currency interest rate swap operations was recognized in "Financial income (expenses)".

The nominal value of the swap contracts was R$ 200,000 at December 31, 2007. The unrealized gains (losses) of these operations are recorded in the balance sheet as follows:

		Percentage		Net unrealized gains (loss	)
Rate swap contracts	Nominal value	Original index	Swap	from derivative instruments		Market value unrecorded

Banco ABN Amro Real S.A.	100,000	Yen + 1.4%	105% CDI	(541)		955
Banco Votorantim S.A.	100,000	U.S. dollar + 7%	104% CDI	1,611		2,544

	200,000			1,070		3,499

The Company does not make sales denominated in foreign currency.

(iii)	Interest rate risk

Interest accrues on loans and financing transactions (Note 11). Interest accrues on financial investments (Note 4). Accounts receivable from clients (Note 5) are subject to an interest rate of 12% per year.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

A significant portion of the balances maintained with related parties and with partners in the ventures is not subject to financial charges (Notes 7 and 13).

(b)	Financial instruments valuation

The main financial instruments receivable and payable and criteria for their valuation, are as follows:

(i)	Cash and banks and financial investments

The market value of these assets does not differ significantly from the amounts presented in the financial statements (Note 4). The contracted rates agreed reflect usual market conditions. The financial investments are recorded based on effectively contracted remuneration rates as the Company intends to maintain these investments until they are effectively redeemed.

(ii)	Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation. For the calculation of their market value, interest rate estimates were used for contracting operations with similar terms and amounts. The terms and conditions of loans and financing and debentures obtained are presented in Notes 11 and 12.

The amount for the settlement of these liabilities does not significantly differ from the amounts presented in the financial statements.

18	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

19	Segment Reporting

Starting in 2007, following the acquisition, formation and incorporation of the entities AUSA, Fit Residencial and Bairro Novo, respectively, the Company's chief executive officer assesses segment information primarily on the basis of different business segments rather than geographic regions in Brazil. The prior periods have been retrospectively adjusted to conform to the Company's new segment reporting structure and the only segment from this structure in prior years is Gafisa S.A.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment. This information is the basis of the internal data that is used by management to develop economic present value estimates and provided to the chief executive officer for making operating decisions, which include the allocation of resources among segments and segment performance. The information is derived from the statutory accounting records which are maintained in accordance with Brazilian GAAP. The reporting segments do not separate operational expenses, total assets and depreciation. Revenues from no individual customer represented more than 10% of our net sales and/or services.

				2007

	Gafisa S.A. (* )	AUSA	Fit Residencial	Bairro Novo	Total

Net operating revenue	963,411	199,829	8,934	—	1,172,174
Operating costs	(659,889)	(128,692)	(8,333)	—	(796,914)
Gross profit	303,522	71,137	601	—	375,260
Gross margin - %	31.5	35.6	6.7	—	32.0

Net income	116,952	12,543	(14,941)	(951)	113,603

Receivables from clients (current and long-term)	922,170	98,224	2,357	—	1,022,751
Properties for sale	785,879	91,519	44,514	2,399	924,311
Other assets	907,916	59,888	26,980	8,647	1,003,431

Total assets	2,615,965	249,631	73,851	11,046	2,950,493

(*)  Includes all subsidiaries, except Alphaville Urbanismo S.A., Fit Residencial and Bairro Novo.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

20	Subsequent Events

Law no. 11638, enacted on December 28, 2007, amended Brazilian Corporate Law in relation to certain accounting practices, maintenance of bookkeeping records and the presentation of financial statements, as from the year ending December 31, 2008.

Under Law no. 11638 accounting regulations issued by the CVM should be consistent with international accounting standards. The CVM will adopt the standards of the International Accounting Standards Board - IASB as its reference for international accounting standards. The CVM will be regulating and codifying new standards throughout 2008. The Company is carrying out studies to evaluate the possible impact of Law no. 11638.

Among the new accounting policies which will be incorporated into Brazilian GAAP by the new law are those listed below. Management believes that certain of these changes to accounting policies may impact its financial position and results of operations to be reported as at and for the year ending December 31, 2008. Because of the inherent uncertainties until such time as Law no. 11638 is codified and further regulated, the Company's management is unable to estimate the effects will have on its financial statements.

Major changes introduced which may affect the presentation of the annual financial statements for the year ending December 31, 2008 include:

•
within property, plant and equipment, the Law creates (a) subgroup for intangible assets; (b) restricts the use of the deferred charges account to pre-operating expenses and additional restructuring costs; (c) includes acquired goodwill in intangible assets, and (d) includes assets arising from any transactions which transfer to the company the benefits, control and risks, regardless of whether there is a transfer of ownership;

•
creates, in shareholders' equity, an asset valuation adjustments account to record the counter-entry of the foreign exchange translation effects of investments in foreign subsidiaries when the functional currency of the investee differs from that of the parent company, as well as the counter-entry to record changes in the fair market value of assets and liabilities that are marked-to-market;

•
establishes new criteria for the classification and valuation of financial instruments, including derivatives, credit rights and notes, consistent with international accounting standards, and classifies them into three categories trading securities; securities available-for-sale; and securities held-to-maturity. Investments classified in the first two categories are recorded at fair value and the latter at cost plus accrued interest;

•	introduces the requirement that noncurrent and significant current assets and liabilities be adjusted to present their present value;

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

•	establishes that the Company must periodically evaluate the extent to which the amounts recorded in property, plant and equipment, intangible assets and deferred charges are recoverable;

•
eliminates the option of revaluing property, plant and equipment. Companies may elect to maintain existing revaluation reserves, which should be realized in accordance with the current standards, or reverse these balances by the end of 2008;

•	modifies the treatment of tax incentives, which are to be recorded in results;

•
upon merger, combination or spin-off transactions between unrelated parties when there is a change in control, the assets and liabilities of the merged, combined or spun-off company must be recorded at fair value.

Based on its initial analysis, management estimates that the changes above will not have material effects on the Company's financial statements as of December 31, 2008, however, it is not possible to determine with reasonable certainty the effects of the full adoption of this new Law.

The CVM has determined that the Comitê de Praticas Contábeis ("CPC"), a Brazilian accounting standards setting board, will be responsible for introducing changes to Brazilian GAAP beginning in 2008 which will align Brazilian GAAP to IFRS. Such changes to Brazilian GAAP are expected to have a significant effect on the measurement of the results of operations and presentation of the statement of position of the Company.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

21	Additional Information - Consolidated Statement of Cash Flows

	2007	2006	2005
Cash flows from operating activities
Net income	113,603	46,056	30,677
Expenses (income) not affecting cash and banks and financial investments
Depreciation and amortization	14,823	4,302	2,584
Permanent assets disposals	(84)	—	—
Amortization of negative goodwill	—	(15,386)	(2,721)
Unrealized interest and charges, net	35,819	39,437	25,715
Deferred income tax and social contribution	18,729	1,393	(7,541)
Minority interest	8,410	—	—
Decrease (increase) in assets
Receivables from clients	(462,913)	(190,279)	25,562
Properties for sale	(481,527)	(136,660)	(33,511)
Other receivables	(6,011)	(54,260)	5,226
Deferred selling expenses	(19,991)	(10,569)	2,230
Prepaid expenses	(3,323)	(2,666)	1,353
Decrease (increase) in assets
Real estate development obligation	(6,733)	(57,963)	(133,481)
Obligations for purchase of land	109,817	72,684	4,463
Taxes and contributions	28,718	(5,674)	9,850
Tax, labor and other contingencies		(317)	3,017
Trade accounts payable	60,025	(1,195)	6,596
Advances from customers	(28,484)	28,354	17,633
Payroll, charges and provision for bonuses payable	20,428	7,658	3,058
Other accounts payable	105,717	(4,801)	(7,158)
Assignment of credits payables	(1,038)	(1,140)	(946)
Unearned income from property sales	(1,995)	(25,168)	(65,553)

Cash used in operating activities	(496,010)	(306,194)	(112,947)

Investing activities
Purchase of property and equipment and expenditure on deferred charges	(34,087)	(4,580)	(1,598)
Acquisition of investments, net of cash of R$ 1,965 in 2007	(78,160)	(3,997)	(3,978)

Cash used in investing activities	(112,247)	(8,577)	(5,576)

Financing activities
Capital increase	496,075	508,781	145,439
Shares redeemed	—	—	(17,337)
Increase in loans and financing	427,019	303,189	269,758
Repayments of loans and financing	(57,786)	(364,165)	(190,055)
Assignment of credits receivable, net	2,225	(766)	(1,279)
Additional 2006 dividends	(10,988)	—	—

Net cash provided by financing activities	856,545	447,039	206,526

Net increase in cash and banks and financial investments	248,288	132,268	88,003

Cash and banks and financial investments
At the beginning of the year	266,159	133,891	45,888
At the end of year	514,447	266,158	133,891

Net increase in cash and banks and financial investments	248,288	132,268	88,003

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

	2007	2006	2005

Supplemental cash flow information
Cash paid during the year for
Income tax and social contribution	6,699	6,261	4,661
Interest	40,530	52,911	31,236

Supplemental non-cash information
Acquisition of AUSA	178,400	—	—
Assumption of debt on downstream-merger	—	—	(47,026)
Redemption of shares (assumption of debt) - Cimob	—	—	(683)
Acquisition of Diodon (assumption of debt)	—	—	4,541

22	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP

(a)	Description of the GAAP differences

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(i)	Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of the Company and those of all its subsidiaries listed in Note 8, with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments jointly-controlled investees, which are all governed by shareholders' agreement; as a consequence, the assets, liabilities, revenues and costs are consolidates based on the proportion of the equity interest held in the capital of the corresponding investee.

Under US GAAP, while certain investments in subsidiaries meet the criteria for consolidation as defined by the Financial Accounting Standard Board ("FASB") Statement of Financial Accounting Standard no. ("SFAS") 94, Consolidation of All Majority-Owned Subsidiaries, because such investments provide substantive participating rights granted to the minority shareholder they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are treated on the equity basis of accounting.

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. In the case of the Company's investees, the conditions specified in EITF 00-01 are only met by Bairro Novo consortium. Accordingly, for purposes of US GAAP the remaining investments are treated on the equity basis of accounting. Although these differences in GAAP do not affect the Company's net income or shareholders' equity, the line items in the consolidated balance sheet and statement of income are affected.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(ii)	Revenue recognition

Under Brazilian GAAP, real estate development revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting by measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues and costs are recognized under the percentage-of-completion when certain tests are met.

Under US GAAP, SFAS 66, Accounting for Sales of Real Estate, the basis for the measurement to determine if construction is beyond a preliminary stage is different from Brazilian GAAP. US GAAP requires construction to be beyond a preliminary stage and substantial sales to have been incurred to ensure the project will not be discontinued before revenue can be recognized. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete.

For purposes of the shareholders' equity reconciliation, R$ (63,822) and R$ (7,973) were adjusted for US GAAP as at December 31, 2007 and 2006; and R$ (55,849) and R$ (7,973) for the years then ended (gross amounts: Net operating revenue R$ 152,064 (2006 - R$ 32,970); Operating costs R$ 96,215 (2006 - R$ 24,997). For the year ended in 2005, no significant differences affected the reconciliation.

(iii)	Discounting of receivables

Certain of the Company's receivables bear only inflation-indexation charges (without interest) until the units are delivered (generally up to 36 months after sale) and thereafter bear inflation-indexation charges plus interest (considered to be sectorial "market interest"). The sales price includes estimated interest for the construction period. Under Brazilian GAAP, these amounts are presented at face value. Under US GAAP, APB 21, Interest on Receivables and Payables, the receivables which bear only inflation-indexation charges (without interest) are discounted to present values.

For purposes of the shareholders' equity reconciliation, R$ (59,484), R$ (19,931) and R$ (3,080) were adjusted for US GAAP as at December 31, 2007, 2006 and 2005 and for the purposes of the income statement reconciliation, R$(39,553), R$ (16,851) and R$ (1,666) were adjusted for the years ended December 31, 2007, 2006 and 2005.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(iv)	Deferred selling expenses

Under Brazilian GAAP, through to December 31, 2005, institutional marketing costs were expensed, project specific advertising, marketing and other selling costs were deferred and amortized to income in proportion to costs incurred. Under US GAAP, only costs related to tangible assets (mold units and related furnishings, sales facilities and other costs) are deferred.

The Company adopted a preferable accounting policy in 2006 (retrospectively to 2004) which aligned Brazilian GAAP accounting practices with those adopted under US GAAP. The Company recalculated the deferral under Brazilian GAAP to defer only costs related to tangible assets for properties which were unsold and amortized the deferred balance based on the percentage-of-completion method.

(v)	Capitalized interest

Under Brazilian GAAP the Company capitalizes interest on the developments during the construction phase, due on the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Under US GAAP, interest cost incurred during the period that assets are under construction is included in the cost of such assets. SFAS 34, Capitalization of Interest Cost, states that interest cost should be included as a component of the historical cost of assets intended for sale or lease that are constructed as separate projects and discrete projects.

For purposes of the shareholders' equity reconciliation, R$ 19,804, R$ 47,682 and R$ 34,225 were adjusted for US GAAP as at December 31, 2007, 2006 and 2005 for the purposes of the income statement reconciliation, and R$ (27,878), R$13,457 and R$ 11,234 were adjusted for the years ended December 31, 2007, 2006 and 2005.

(vi)	Stock issuance expenses

Under Brazilian GAAP, costs incurred in issuing capital stock are expensed in income. Under US GAAP, stock issuance costs are deducted from the proceeds of the issuance.

For purposes of the reconciliation, R$ 30,174 (R$ 19,915, net of income taxes), R$ 27,308 (R$18,023, net of income taxes) and R$ 410 was adjusted for US GAAP as at for the years ended December 31, 2007, 2006 and 2005, respectively.

(vii)	Stock option plan

Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options plan do not result in any expense being recorded. The

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Under US GAAP, through December 31, 2005, as the exercise price was above the fair value for all periods presented, no adjustments were required for purposes of the reconciliation.

Under US GAAP, beginning in 2006, the Company adopted SFAS 123R, Share-based Payment. As the awards are indexed to the IGP-M plus annual interest of 6%, the employee share options have been accounted for as a liability under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value at each reporting period until settlement. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model.

For purposes of the shareholders' equity reconciliation, a stock option compensation income (expenses) of R$ 4,864 for the year ended December 31, 2007 and R$ (34,063), including a cumulative effect of a change in an accounting principle of R$ (157), was adjusted for US GAAP for the year ended December 31, 2006, and a liability of R$ 29,356 and R$34,220 was recorded at December 31, 2007 and 2006.

(viii)	Charges arising from redeemable shares with characteristics of debt

Under US GAAP, as determined by SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, the Company recorded as a liability, the fair value of the redeemable shares issued to Urucari (the Preferred Class B and C shares). The shares were issued in April and May, 2005, respectively. Following the initial recognition, the Company accreted interest on these preferred shares through the date of the merger with Urucari in December 2005.

For purposes of the reconciliation, a charge of R$ (3,455) was recorded for US GAAP purposes for the year ended December 31, 2005.

(ix)	Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because, generally, this is the minimum number of shares that can be traded on the BOVESPA. The 10% premium to which the Preferred shareholders were entitled on distributed earnings was not allocated when calculating EPS under Brazilian GAAP. Under Brazilian GAAP, 2005 share data and earnings per share was not adjusted retrospectively to conform with a subsequent share split.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

Under US GAAP, because the Preferred and Common shareholders have different voting, dividends and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS 128, Earnings per Share, which provides computation, presentation and disclosure requirements for earnings per share. Additionally, for US GAAP purposes, in 2006 the Company recorded a R$9,586 charge to reflect the exchange of non-voting Class A preferred into non-voting Class G redeemable preferred shares for redemption. This charge was based on the excess of (i) fair value of the Class G shares issued over (ii) the carrying amount of the Class A preferred stock in the Company's balance sheet. This charge was subtracted from net earnings to arrive at net earnings available to Common shareholders in the calculation of earnings per share.

The table below presents the determination of net income available to Common and Preferred shareholders and weighted average Common and Preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

		2007

	Common	Total

Basic numerator
Dividends proposed	26,981	26,981
US GAAP undistributed earnings	36,481	36,481

Allocated US GAAP undistributed earnings available for common shareholders	63,462	63,462

Basic denominator (in thousand of shares)
Weighted-average number of shares	126,032

Basic earnings per thousand shares - US GAAP - R$	503.55

Diluted numerator
Dividends proposed	26,981	26,981
US GAAP undistributed earnings	36,481	36,481

Allocated US GAAP undistributed earnings available for common shareholders	63,462	63,462

Diluted denominator (in thousand of shares)
Weighted average number of shares	126,032	126,032
Stock options	577	577

Diluted weighted-average number of shares	126,609	126,609

Diluted earnings per thousand shares - US GAAP - R$	501.25	501.25

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

			2006

	Preferred	Common	Total

Basic numerator
Dividends proposed	—	10,938	10,938
US GAAP undistributed earnings	258	13,631	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	258	24,569	24,827

Basic denominator (in thousand of shares)
Weighted-average number of shares	1,701	98,796

Basic earnings per thousand shares - US GAAP - R$	151.77	248.68

Diluted numerator
Dividends proposed	—	10,938	10,938
US GAAP undistributed earnings	259	13,630	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	259	24,568	24,827

Diluted denominator (in thousand of shares)
Weighted average number of shares	1,701	98,796
Stock options	29	1,152

Diluted weighted-average number of shares	1,730	99,948

Diluted earnings per thousand shares - US GAAP - R$	149.75	245.81

			2005 (i)

	Preferred	Common	Total

Basic numerator
Preferred Class G exchange (ii)	9,586	—	9,586
Allocated undistributed earnings	16,334	8,463	24,797

Allocated US GAAP net income to common and preferred shareholders	25,920	8,463	34,383

Basic denominator (in thousand of shares)
Weighted-average number of shares	42,803	24,394

Basic earnings per thousand shares - US GAAP - R$	605.57	346.92

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

			2005 (i)
	Preferred	Common	Total

Diluted numerator
Preferred Class G exchange (ii)	9,586	—	9,586
Allocated undistributed earnings	16,373	8,424	24,797

Allocated US GAAP undistributed earnings available for common and preferred shareholders	25,959	8,424	34,383

Diluted denominator (in thousand of shares)
Weighted average number of shares	42,803	24,394
Stock options	297	—

Diluted weighted-average number of shares	43,100	24,394

Diluted earnings per thousand shares - US GAAP - R$	602.28	345.34

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

(ii)
Pursuant to EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stockholder over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to Common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends, on preferred shares are deducted from net earnings to arrive at net earnings available to Common shareholders.

(x)	Business combination

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment. For US GAAP purpose, when a business combination process generates a negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

Under US GAAP, pursuant to SFAS 141, Business Combinations, fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Under US GAAP, SFAS 142, Goodwill and Other Intangible Assets, goodwill is not amortized but, instead, is assigned to an entity's reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are no longer recorded for US GAAP purposes.

(a)   AUSA transaction

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of AUSA, a company which develops and sells residential condominiums throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially acquired 60% of AUSA's shares for R$ 198,400, of which R$20,000 was paid in cash and the remaining R$ 178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$ 134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed. The Company has a commitment to purchase the remaining 40% of AUSA's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of AUSA prepared at the future acquisition dates. The acquisition agreement provides that the Company has a commitment to purchase the remaining 40% of AUSA over the next five years (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at the Company's sole discretion.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, Business Combinations. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$ 4,052 and R$ 184,656, respectively.

Acquired intangible assets include, R$ 168,072 assigned to existing development contracts, which will be amortized as developments are sold and R$ 16,583 assigned to registered trademarks, which were determined to have indefinite useful lives.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

	Fair value - %

	At 100	At 60

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	144,064	86,438

Net assets acquired	323,924	194,355

(b)   Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$ 50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$ 15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value ("VGV") of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000, totaling the acquisition amount of R$ 90,000.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, Business Combinations. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$ 24,091 and R$ 51,597, respectively.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	2,527	1,769

Net assets acquired	94,156	65,909

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(c)   Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco do Brasil Ltda. through special purpose entities, as follow: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$ 40,000.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141, Business Combinations. Negative goodwill for those entities totaled R$ 11,434, which was allocated as a pro rata reduction to the acquired assets. This negative goodwill results primarily from market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

The combined fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Combined fair value at 100%

Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	76,745

Net assets acquired	80,221

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2007 was R$ 207,400, which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2007 was R$ 32,223 which was classified as "Deferred income on acquisition of subsidiary". Additionally, R$ 48,521 was recorded as "Acquisition of investments" related mainly to payables for the acquisition of Redevco and Cipesa in the amounts of R$ 36,000 and R$ 10,000, respectively.

For US GAAP purposes, the total net balance of goodwill at December 31, 2007 was R$ 31,416.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(xi)	Financial instruments

Under Brazilian GAAP, derivative instruments are recorded at the lower of cost plus accrued interest and fair market value. Additionally, unrealized gains or losses arising from transactions, which are designated as hedge instruments, entered to mitigate risks on purchase of raw materials, are deferred and recognized in the statement of operations when realized.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value.

For purposes of the reconciliation, we have recorded unrealized gains totaling R$ 2,429 in income under US GAAP, arising from the mark-to-market adjustment of our derivative instruments at December 31, 2007.

(xii)	Barter transactions

Under Brazilian GAAP, barter transactions are not recorded on the balance sheet as part of the transactions which involve the acquisition of land in exchange for units to be constructed. Estimated costs to complete are diluted by the additional units. No revenues are recorded for units delivered. Under US GAAP, APB 29, Accounting for Nonmonetary Transactions, and SFAS 153, Exchanges of Nonmonetary Assets and Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, the purchase of the land would be recorded at the fair value of the asset and the revenue and costs recognized upon sale of the units. The asset and liability amount, measured at fair value at December 31, 2007 was R$ 101,652 (2006 - R$ 100,225; 2005 - R$ 93,678).

For purposes of the net income reconciliation, revenue and costs related to bartered units sold amounted to R$ 120,072 (2006 - R$ 59,299 and 2005 - R$ 31,264).

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(xiii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 22(d)(i)). The reclassifications are summarized as follows:

Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective minority interests.

For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by SFAS 140, Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of SFAS 125. These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the reconciliation, R$ 22,390, R$19,402 and R$8,757 were adjusted for US GAAP as at December 31, 2007, 2006 and 2005, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

Under Brazilian GAAP, barter transactions are not recorded on the balance sheet. Under US GAAP, land barter transactions are treated as acquisitions at fair value. Under Brazilian GAAP, the deferred gain recorded on the acquisition of the Diodon receivables portfolio is recorded on the balance sheet in "Deferred income on acquisition of a subsidiary". Under US GAAP, the gain is treated as a component of the fair value of the assets acquired.

Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

(xiv)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

its statement of income under the Brazilian GAAP to present a condensed consolidated statement of income in accordance with US GAAP (Note 22(d)(ii)). The reclassifications are summarized as follows:

•
Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item ("Equity in results") in the recast consolidated statement of income under US GAAP.

•
Under Brazilian GAAP, revenue from construction services rendered are recorded net of respective costs incurred to deliver such services, as "Construction and services rendered, net" as the Company considers it acts as an agent in providing construction services to clients. For purposes of US GAAP, construction service costs are classified in "Operating costs" as the Company is considered the primary obligor and principal in the arrangement.

•
The Company at times acquires land by granting the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. Under Brazilian GAAP, barter transactions are not recorded on the balance sheet as part of the transactions which involve the acquisition of land in exchange for units to be constructed. Estimated costs to complete are diluted by the additional units. No revenues are recorded for units delivered. Under US GAAP, under APB 29, Accounting for Nonmonetary Transactions and SFAS 153, Exchanges of Nonmonetary Assets, the purchase of the land would be recorded at the fair value of the asset and the revenue and costs recognized upon sale of the units. The fair value of the asset surrendered (the finished unit) is used to measure the cost as it is more clearly evident than the fair value of the asset received (the land).

•
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of income in accordance with US GAAP.

•	The net income differences between Brazilian GAAP and US GAAP (Note 22(b)(i)) were incorporated in the statement of income in accordance with US GAAP.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income

	Ref. - Note	2007	2006	2005

Net income under Brazilian GAAP		113,603	46,056	30,677
Revenue recognition - net operating revenue	22(a)(ii)	(152,064)	(32,970)	—
Revenue recognition - operating costs	22(a)(ii)	96,215	24,997	—
Land barter transactions - net operating revenue	22(a)(xii)	120,072	59,299	31,264
Land barter transactions - operating costs	22(a)(xii)	(120,072)	(59,299)	(31,264)
Discounting of receivables	22(a)(iii)	(39,553)	(16,851)	(1,666)
Capitalized interest	22(a)(v)	4,666	30,291	23,774
Amortization of capitalized interest	22(a)(v)	(32,544)	(16,834)	(12,540)
Stock issuance expenses	22(a)(vi)	30,174	27,308	410
Stock compensation expense from prior periods arising from effect of a change in an accounting principle	22(a)(vii)	—	(157)	—
Stock compensation (expense) reversal	22(a)(vii)	4,864	(34,063)	—
Charges from accretion of interest in redeemable preferred stock	22(a)(viii)	—	—	(3,455)
Financial instruments - SFAS 133	22(a)(xi)	2,429	—	—
Reversal of goodwill amortization of AUSA		7,500	—	—
Other		2	(7)	354
Minority interest on adjustments above		844	2,447	113
Deferred income tax on adjustments above		27,326	(5,390)	(3,284)

Net income under US GAAP		63,462	24,827	34,383

Weighted-average number of shares outstanding in the year (in thousands) (i)
Preferred shares		—	1,701	42,803
Common shares		126,032	98,796	24,394

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

	Ref. - Note	2007	2006	2005

Earnings per share
Preferred (i)	22(a)(ix)
Basic		—	151.77	605.57
Diluted		—	149.75	602.28
Common (i)
Basic		503.55	248.68	346.92
Diluted		501.25	245.81	345.34

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income		63,462	24,827	34,383
Preferred Class G exchange (ii)		—	—	(9,586)
Undistributed earnings for preferred shareholders (basic earnings)		—	(258)	(16,334)

US GAAP net income available to common shareholders (basic earnings)		63,462	24,569	8,463

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income		63,462	24,827	34,383
Preferred Class G exchange (ii)		—	—	(9,586)
Undistributed earnings for preferred shareholders (diluted earnings)		—	(259)	(16,373)
US GAAP net income available to common shareholders (diluted earnings)		63,462	24,568	8,424

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

(ii)
Pursuant to EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Share, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the Preferred shareholders over the carrying amount of the Preferred shares in the balance sheet was subtracted from net income to arrive at net earnings available to Common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the Preferred shares. The conceptual return or dividends, on Preferred shares are deducted from net earnings to arrive at net earnings available to Common shareholders.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(ii)	Shareholders' equity

	Ref. - Note	2007	2006	2005

Shareholders' equity under Brazilian GAAP		1,530,763	814,087	270,188
Revenue recognition - net operating revenue	22(a)(ii)/ 22(a)(xii)	(185,034)	(32,970)	—
Revenue recognition - operating costs	22(a)(ii)/ 22(a)(xii)	121,212	24,997	—
Land barter transactions - net operating revenue	22(a)(xii)	(210,635)	(90,563)	(31,264)
Land barter transactions - operating costs	22(a)(xii)	210,635	90,563	31,264
Discounting of receivables	22(a)(iii)	(59,484)	(19,931)	(3,080)
Capitalized interest	22(a)(v)	104,573	99,907	69,616
Amortization of capitalized interest	22(a)(v)	(84,769)	(52,225)	(35,391)
Stock issuance expenses	22(a)(vi)	—	—	410
Liability-classified stock options	22(a)(vii)	(29,356)	(34,220)	—
Receivables from clients - SFAS 140	22(a)(xiii)	22,390	19,402	8,757
Liability assumed - SFAS 140	22(a)(xiii)	(22,390)	(19,402)	(8,757)
Inventories - Land barter transactions	22(a)(xii)	101,652	100,225	93,678
Liability assumed - land barter transactions	22(a)(xii)	(101,652)	(100,225)	(93,678)
Financial instruments - SFAS 133	22(a)(xi)	2,429	—	—
Reversal of goodwill amortization of AUSA		7,500	—	—
Other		206	(292)	(695)
Minority interest on adjustments above		2,955	2,623	176
Deferred income tax on adjustments above		30,875	(6,725)	(10,620)

Shareholders' equity under US GAAP		1,441,870	795,251	290,604

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

The FASB recently issued a number of SFAS and interpretations, as follows:

•
In September 2006, the FASB issued SFAS 157, Fair value measurements, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company continues to evaluate the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

•
In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159, including an amendment of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for the Company's fiscal year that begins after November 15, 2007. The Company is currently assessing the impact of this statement on its consolidated financial statements but believes that such pronouncement will not generate a material impact on the Company's consolidated results of operations or financial position.

•
In December 2007, the FASB issued SFAS 141 (revised 2007), Business Combination, which replaces SFAS 141, Business Combinations. SFAS 141(R) retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141(R) did not define the acquirer, although it included guidance on identifying the acquirer. SFAS 141(R)'s scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration. The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. In addition, SFAS 141(R) requires measuring the noncontrolling interest in the acquiree at fair value which results in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB 51 (described below). The Company will apply such pronouncement on a prospective basis for each new business combination.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

•
In December 2007, the FASB issued SFAS 160, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. SFAS 160 shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently evaluating the impact of such new pronouncement in its consolidated financial statements but believes that it will not generate a material impact on the Company's consolidated results of operations or financial position.

•
In March 2008, the FASB issued FASB Statement 161, Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of adopting SFAS 161 on its financial statements.

(ii)	Additional information - stock option plan

The Company has adopted the modified prospective transition method of SFAS 123R and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions were: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

The adoption of SFAS 123R resulted in a charge for the cumulative effect in the change in an accounting principles of R$ (157).

As of December 31, 2007, all the liability-classified awards were remeasured at their fair value and amounted to R$ 29,356 (2006 - R$ 34,220). The reversal of stock compensation expense ("General and administrative expenses") related to the stock option plans totaled R$ 4,864 in the year ended December 31, 2007 (2006 - expense of R$ (34,063)). The assumptions were: weighted historical volatility of 47% (2006 - 50%); expected dividend yield of 0.6% (2006 - 0%); average annual risk-free interest rate of 12% (2006 - 8%), and; expected average total lives of 2.6 years (2006 - 3.2 years). As of December 31, 2007, the compensation cost related to nonvested stock options to be recognized in future periods was R$ 14,063 (2006 - R$ 8,385) and its weighted average recognition period was approximately 2.6 years (2006 - 3.2 years).

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

The pro forma disclosure of net income and earnings per share (both basic and diluted) for the year ended December 31, 2006 had the prior method under APB 25, Accounting for Stock Issued to Employees, been applied, is presented below:

2006

Net income for the year
As reported	24,827
Plus - reversal of stock compensation recorded based on the fair value method of SFAS 123R	34,220
Less - stock compensation based on APB 25	(29,093)

Pro forma net income for the year	29,954

Basic income per share - R$ per thousand shares (*) Preferred shares - as reported	151.77
Preferred shares - pro forma	207.79
Common shares - as reported	248.68
Common shares - pro forma	299.61

Dilutive income per share - R$ per thousand shares (*) Preferred shares - as reported	149.75
Preferred shares - pro forma	205.02
Common shares - as reported	245.81
Common shares - pro forma	296.15

(*)  All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

The pro forma disclosure, presented below, of net income and earnings per share (both basic and diluted) for the year ended December 31, 2005 has been determined under the fair value method prescribed by SFAS 123:

2005

Net income for the year
As reported	34,383
Plus - stock compensation cost - SFAS 123	(396)

Pro forma net income	33,987

Basic earnings per share - R$ per thousand of shares (*)
Preferred shares - as reported	605.57
Preferred shares - pro forma	599.47
Common shares - as reported	346.92
Common shares - pro forma	341.38

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

2005

Diluted earnings per share - R$ per thousand of shares (*) Preferred shares - as reported	602.28
Preferred shares - pro forma	596.22
Common shares - as reported	345.34
Common shares - pro forma	339.83

(*)  All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

	2007		2006		2005 (i)

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding at the beginning of the year (i)	3,977,630	16.04	1,848,150	6.29	3,415,500	5.72
Options granted	2,320,599	30.36	3,201,432	17.14	252,000	5.35
Options exercised (ii)	(858,582)	12.50	(1,021,950)	6.27	(252,000)	5.35
Options cancelled (iii)	(265,306)	18.61	(50,002)	18.23	(1,567,350)	5.42
Options outstanding at the end of the year	5,174,341	25.82	3,977,630	16.04	1,848,150	6.29

Options exercisable at the end of the year	2,597,183	22.93	1,066,151	6.56	1,498,500	5.59

(i)	All share amounts and options have been adjusted retrospectively to reflect the share split on January 27, 2006.

(ii)	In the year ended December 31, 2007, 2006, and 2005, the total cash received from exercised options was R$ 7,267, R$ 6,398 and R$ 2,216, respectively.

(iii)	In the year ended December 31, 2007, 2006 and 2005 no options were forfeited due to expiration of prescriptive terms.

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheet, statement of income, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(i)	Condensed consolidated balance sheets under US GAAP

	2007	2006	2005

Assets
Current assets
Cash and cash equivalents	522,036	260,919	136,153
Receivables from clients	269,363	184,595	127,641
Properties for sale	990,877	419,998	343,252
Other accounts receivable	101,279	303,258	91,176
Dividends receivable	-	-	4,886
Prepaid expenses	45,003	33,750	9,401
Investments	46,249	53,804	30,118
Property and equipment	27,336	8,146	10,256
Intangibles	184,656	—	—
Other assets
Receivables from clients	505,073	259,174	109,437
Properties for sale	149,403	63,413	33,361
Deferred taxes	—	—	5,104
Other	47,765	46,829	602

Total assets	2,889,040	1,633,886	901,387

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	59,196	17,202	25,728
Debentures	9,190	11,038	6,118
Obligations for purchase of land	244,696	106,213	25,439
Materials and services suppliers	82,334	24,680	22,823
Taxes and labor contributions	60,996	36,434	40,051
Advances from clients - real estate and services	26,485	3,938	19,985
Credit assignments	1,442	1,358	1,363
Acquisition of investments	48,521	—	—
Dividends payable	26,981	10,938	—
Others	73,541	202,368	97,208
Long-term liabilities
Loans	378,138	21,176	85,993
Debentures	240,000	240,000	176,310
Deferred income tax	3,728	828	—
Obligations for purchase of land	73,056	98,398	98,729
Others	79,290	63,014	10,839

Minority interest	39,576	1,050	197

Shareholders' equity	1,441,870	795,251	290,604

Total liabilities and shareholders' equity	2,889,040	1,633,886	901,387

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(ii)	Condensed consolidated statements of income under US GAAP

	2007	2006	2005

Gross operating revenue
Real estate development and sales	1,091,071	693,591	417,995
Construction and services rendered	35,053	66,941	67,904
Taxes on services and revenues	(35,492)	(85,792)	(46,888)

Net operating revenue	1,090,632	674,740	439,011

Operating costs (sales and services)	(865,756)	(503,172)	(329,775)

Gross profit	224,876	171,568	109,236

Operating expenses
Selling, general and administrative	(192,025)	(139,053)	(70,914)
Other	1,595	(135)	(6,391)

Operating income	34,446	32,380	31,931

Non-operating income (expenses)
Financial income	48,924	55,158	9,584
Financial expenses	(21,681)	(51,136)	(27,268)

Income before income tax, equity in results and minority interest	61,689	36,402	14,247

Taxes on income
Current	(21,559)	(2,248)	(1,196)
Deferred	19,571	(8,939)	(690)

Income tax and social contribution expense	(1,988)	(11,187)	(1,886)

Income before equity in results, cumulative effect of a change in an accounting principles and minority interest	59,701	25,215	12,361

Equity in results	8,499	894	22,593
Stock compensation expense related to cumulative effect of a change in an accounting principles	—	(157)	—
Minority interest	(4,738)	(1,125)	(571)

Net income	63,462	24,827	34,383

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income	63,462	24,827	34,383
Preferred Class G exchange (*)	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	(258)	(16,334)

US GAAP net income available to common shareholders (Basic earnings)	63,462	24,569	8,463

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

	2007	2006	2005

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income	63,462	24,827	34,383
Preferred Class G exchange (*)	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Diluted earnings)	—	(259)	(16,373)

US GAAP net income available to Common shareholders (Diluted earnings)	63,462	24,568	8,424

(*)   Pursuant to EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Share, following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the Preferred shareholder over the carrying amount of the Preferred share in the balance sheet was subtracted from net income to arrive at net earnings available to Common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the Preferred shares. The conceptual return or dividends, on Preferred shares are deducted from net earnings to arrive at net earnings available to Common shareholders.

(iii)	Additional information - taxes

Change in the valuation allowance for net operating losses was as follows:

	2007	2006	2005

At January 1	(7,230)	—	(6,999)
Valuation allowance - relates to jointly-controlled subsidiaries subject to the taxable profit regime	(9,177)	(7,230)	—
Reversal	—	—	6,999

At December 31	(16,407)	(7,230)	—

The Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than
50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact in the Company's statements of operations and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2007, we have no amount recorded for any uncertainty in income taxes. The Company allocates the income taxes interest and penalties to income statements.

The Company or its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(iv)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized. Under US GAAP, SFAS 130, Reporting Comprehensive Income, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income is the same as net income.

(v)	Condensed changes in shareholders'equity under US GAAP

	2007	2006	2005

At beginning of the year	795,251	290,604	160,812
Capital increase, net of issuance expenses	476,159	490,758	135,180
Redemption of shares - Urucari	—	—	(4,000)
Redemption of shares - Cimob	—	—	(1,583)
Redemption of shares - First Stock	—	—	(16,437)
Capital increase - Havertown	—	—	10,259
Downstream merger	—	—	(28,010)
Capital increase - AUSA	134,029	—	—
Net income	63,462	24,827	34,383
Minimum mandatory dividend	(26,981)	(10,938)	—
Additional 2006 dividends	(50)	—	—

At end of the year	1,441,870	795,251	290,604

(vi)	Condensed shareholders' equity under US GAAP

	2007	2006	2005

Shareholders' equity
Preferred shares, comprising 48,666,627 shares outstanding in 2005	—	—	157,082
Common shares, comprising 129,452,121 shares outstanding (2006: 103,369,950 and 2005: 25,212,555 shares)	1,191,827	583,305	79,867
Treasury shares	(14,595)	(43,571)	(43,571)
Appropriated retained earnings	182,861	177,180	30,476
Unappropriated retained earnings	81,777	78,337	66,750

	1,441,870	795,251	290,604

Gafisa S.A.

Notes to the Consolidated Financial Statements
at December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise stated

(vii)	Summarized financial information

The following table presents condensed combined financial information prepared under Brazilian GAAP of the significant investments in unconsolidated affiliates accounted for under the equity method. The significant investments include the following entities:

As at and for the year ended December 31, 2006 - Gafisa SPE 26 Ltda.

As at and for the year ended December 31, 2005 - Cyrela Gafisa SPE Ltda. (investment held through the subsidiary Gafisa SPE 33 Ltda.) and Jardim I SPE Ltda.

Combined condensed balance sheet - December 31,	2006	2005

Current assets	95,381	63,778
Total assets	98,414	86,730
Current liabilities	42,348	34,357
Long term liabilities	27,431	19,936

Combined condensed statement of income - year ended December 31,	2006	2005

Net operating revenue	34,987	84,241
Operating costs	(29,052)	(53,125)
Income before taxes	(5,495)	26,080
Net income (loss)	(7,417)	23,893

No investments were deemed to be significant as at and for the year ended December 31, 2007.

*          *          *