Form 20-F
period 2008-12-31
Gafisa S.A.
filed 2009-06-05
CIK 1389207

As filed with the Securities and Exchange Commission on June 5, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________________ to ________________
OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of the event requiring this shell company report________________

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

 The Federative Republic of Brazil
 (Jurisdiction of incorporation or organization)

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 - São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55(11) 3025-9348
e mail: ri@gafisa.com
Att: Alceu Duilio Calciolari – Chief Financial Officer and Investor Relations Officer
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

The number of outstanding shares of each class as of December 31, 2008.

Title of Class	Number of Shares Outstanding
Common Stock	133,087,518*

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
☒  Large Accelerated Filer           ☐  Accelerated Filer           ☐  Non-accelerated Filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  ☐  U.S. GAAP         ☐  International Financial Reporting Standards as issued by the International Accounting Standards Board   ☒  Other     If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐  Item 17    ☒  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes     ☒   No

Page

i

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. We prepare our financial statements in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01 and Brazilian Law No. 11,638/07, which we refer to hereinafter as “Brazilian corporate law”;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM”; and

•
the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the “IBRACON,” the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC” and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or “IFRS,” for the consolidated financial statements of financial institutions and publicly-held companies.  On December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil. When we reconcile our financial statements to IFRS to comply with this requirement and as Brazilian GAAP migrates towards IFRS, percentage-of-completion accounting will not be acceptable.  As a result, our financial statements under IFRS may be materially different from those presented under Brazilian GAAP.

We restated our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 when we adopted, beginning January 1, 2006, the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008.  Brazilian GAAP encourages companies to make such restatements from the date the accounting changes were introduced in order to provide comparative information within the financial statements.  See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  Selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive.  As a result, such information is not comparative to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect income statement and balance sheet information for all of our subsidiaries, and also separately disclose the interest of minority shareholders. With respect to our jointly-controlled entities, in accordance with the shareholders agreements, we consolidate income statement and balance sheet information relating to those entities in proportion to the equity interest we hold in the capital of such investees.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in the overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3.D. Key Information—Risk Factors.”

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

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.      Selected Financial Data

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of and for the years ended December 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see notes to our audited consolidated financial statements included elsewhere in this annual report.  Our company and subsidiaries have retroactively applied changes to Brazilian GAAP introduced by the newly formed CPC and the provisions of Law No. 11,638/07 from January 1, 2006 to ensure consistency of presentation in our financial statements. See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements. All periods presented from January 1, 2006 have been modified to reflect such new accounting practices.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

	As of and for the year ended December 31,
	2008		2007(1)		2006(1)		2005(1)		2004(1)
	(in thousands except per share, per ADS and operating data)(3)
Income statement data:
Brazilian GAAP:
Gross operating revenue	R$	1,805,468	R$	1,251,894	R$	681,791	R$	480,774	R$	439,254
Net operating revenue		1,740,404		1,204,287		648,158		457,024		416,876
Operating costs		(1,214,401)		(867,996)		(464,766)		(318,211)		(292,391)
Gross profit		526,003		336,291		183,392		138,813		124,485
Operating expenses, net(3)		(357,798)		(236,861)		(118,914)		(79,355)		(59,688)
Financial income (expenses), net		41,846		28,628		(11,943)		(31,162)		(34,325)
Non-operating income (expenses), net		—		—		—		(1,024)		(1,450)
Income before taxes on income, and minority interest		210,051		128,058		52,535		27,272		29,022
Taxes on income		(43,397)		(30,372)		(8,525)		3,405		(5,575)
Minority interest		(56,733)		(6,046)		—		—		—
Net income		109,921		91,640		44,010		30,677		23,447
Share and ADS data(2):
Earnings per share—R$ per share		0.8458		0.7079		0.4258		1.2457		1.2188
Number of preferred shares outstanding as at end of period		—		—		—		16,222,209		11,037,742
Number of common shares outstanding as at end of period		129,962,546		129,452,121		103,369,950		8,404,185		8,199,743
Earnings per ADS—R$ per ADS (pro forma)(4)		1.6916		1.4158		0.8516		2.4914		2.4376
U.S. GAAP:
Net operating revenue		1,692,706		1,090,632		674,740		439,011		442,913
Operating costs		(1,198,256)		(865,756)		(503,172)		(329,775)		(339,653)

Gross profit		494,450		224,876		171,568		109,236		103,260
Operating expenses, net		(142,771)		(190,430)		(139,188)		(77,305)		(52,770)
Financial income (expenses), net		40,198		27,243		4,022		(17,684)		(31,645)
Income before income taxes, equity in results and minority interest		391,877		61,689		36,402		14,247		18,845
Taxes on income		(70,756)		(1,988)		(11,187)		(1,886)		(3,530)
Equity in results		26,257		8,499		894		22,593		11,674
Minority interest		(47,900)		(4,738)		(1,125)		(571)		252
Cumulative effect of a change in an accounting principle:		—		—		(157)		—		—
Net income(5)		299,658		63,462		24,827		34,383		27,241

Per share and ADS data(2):
Per preferred share data—R$ per share:
Earnings per share—Basic		—		—		0.1518		0.6056		0.4910
Earnings per share—Diluted		—		—		0.1498		0.6023		0.4910
Weighted average number of shares outstanding – in thousands		—		—		1,701		42,803		33,113
Dividends declared and interest on shareholders’ equity		—		—		—		—		—
Per common share data—R$ per share:
Earnings per share—Basic		2.3109		0.5036		0.2487		0.3469		0.4464
Earnings per share—Diluted		2.3024		0.5013		0.2458		0.3453		0.4464
Weighted average number of shares outstanding – in thousands		129,671		126,032		98,796		24,394		24,599
Dividends declared and interest on shareholders’ equity		26,104		26,981		10,938		—		—
Per ADS data—R$ per ADS(4):
Earnings per ADS—Basic (pro forma)(4)		4.6218		1.0072		0.4974		0.6938		0.8928
Earnings per ADS—Diluted (pro forma)(4)		4.6048		1.0026		0.4916		0.6907		0.8928
Weighted average number of ADSs outstanding – in thousands		64,836		63,016		48,398		12,197		12,300
Dividends declared and interest on shareholders’ equity		26,104		26,981		10,938		—		—

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and marketable securities	R$	605,502	R$	517,420	R$	266,159	R$	133,891	R$	45,888
Properties for sale		2,028,976		1,022,279		486,397		304,329		237,113
Working capital(6)		2,448,305		1,315,406		926,866		464,589		205,972
Total assets		5,538,858		3,004,785		1,558,590		944,619		748,508
Total debt(7)		1,552,121		695,380		295,445		316,933		151,537
Total shareholders’ equity		1,612,419		1,498,728		807,433		270,188		146,469

U.S. GAAP:
Cash and cash equivalents		510,504		512,185		260,919		136,153		42,803
Properties for sale		2,208,124		1,140,280		483,411		376,613		214,744
Working capital(6)		2,510,382		1,295,176		788,351		473,794		195,392
Total assets		5,179,403		2,889,040		1,633,886		901,387		601,220
Total debt(7)		1,525,138		686,524		289,416		294,149		141,476
Total shareholders’ equity		1,723,095		1,441,870		795,251		290,604		160,812

Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(812,512)		(451,929)		(271,188)		(112,947)		23,616
Investing activities		(78,300)		(149,290)		(25,609)		(5,576)		(1,509)
Financing activities		911,817		842,629		429,065		206,526		10,601

Operating data:
Number of new developments		64		53		30		21		11
Potential sales value(11)		2,763,043		2,235,928		1,005,069		651,815		206,992
Number of units launched(8)		10,963		10,315		3,052		2,363		1,132
Launched usable area (m2)(9) (10)		1,838,000		1,927,821		407,483		502,520		233,393
Sold usable area (m2)(9) (10)		1,339,729		2,364,173		357,723		372,450		131,275
Units sold		11,803		6,120		3,049		1,795		1,192

______________
(1)
We restated our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 when we adopted, beginning January 1, 2006, the changes introduced by Law 11,638/07 and the new accounting standards  issued by the CPC in 2008.  Brazilian GAAP encourages companies to make such restatements from the date the accounting changes were introduced in order to provide comparative information within the financial statements.  See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  However, selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive.  As a result, such information is not comparative to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

(2)
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

(3)	Excludes stock issuance expenses.

(4)	Earnings per ADS is calculated based on each ADS representing two common shares.

(5)	The following table sets forth reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders:

	As of and for the year ended December 31,
	2008	2007	2006	2005	2004

Reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (Basic)	299,658	63,462	24,827	34,383	27,241
Preferred Class G exchange*	—	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	(258)	(16,334)	(16,260)
U.S. GAAP net income available to common shareholders (Basic earnings)	299,658	63,462	24,569	8,463	10,981
Reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders (Diluted):
U.S. GAAP net income	299,658	63,462	24,827	34,383	27,241
Preferred Class G exchange*	—	—	—	(9,586)	—
Undistributed earnings for Preferred Shareholders (Diluted earnings)	—	—	(259)	(16,373)	(16,260)
U.S. GAAP net income available to common shareholders (Diluted earnings)	299,658	63,462	24,568	8,424	10,981

_________________
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

(6)	Working capital equals current assets less current liabilities.

(7)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(8)	The units delivered in exchange for land pursuant to swap agreements are not included.

(9)	One square meter is equal to approximately 10.76 square feet.

(10)	Does not include data for FIT and Tenda.

(11)     Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

Exchange Rates

Until March 4, 2005, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the “Commercial Market,” and the floating rate exchange market, or the “Floating Market.” The Commercial Market rate was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as registered investments by foreign persons and related remittances of funds abroad (including the payment of principal and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis.

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

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2004, 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 8.8%, 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2004	R$	2.654	R$	2.930	R$	2.654	R$	3.205
December 31, 2005		2.341		2.463		2.163		2.762
December 31, 2006		2.138		2.215		2.059		2.371
December 31, 2007		1.771		1.793		1.762		1.823
December 31, 2008		2.337		2.030		1.559		2.500
Month Ended:
December 2008		2.337		2.419		2.337		2.500
January 2009		2.316		2.285		2.189		2.380
February 2009		2.378		2.318		2.245		2.392
March 2009		2.315		2.330		2.238		2.422
April 2009		2.178		2.229		2.169		2.289
May 2009		1.973		2.060		1.973		2.198
______________
(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On May 28, 2009, the selling rate was R$2.0144 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at May 28, 2009 may not be indicative of future exchange rates.

We have translated certain amounts included in “Item 3.A. Key Information—Selected Financial Data” and elsewhere in this annual report from reais into U.S. dollars using the exchange rate as reported by the Central Bank as of December 31, 2008 of R$2.337 to US$1.00 or the indicated dates (subject to rounding adjustments). These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate as of that or any other date. In addition, translations should not be construed as representations that the real amounts represent or have been or could be converted into U.S. dollars as of that or any other date.

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

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer demand, confidence, stability of income levels and interest rates;

•	availability of financing for land home site acquisitions, and the availability of construction and permanent mortgages;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.

Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we will have to sell homes at a loss or hold land in inventory longer than planned.

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product resulting in a decrease in both the number of developments launched and the rate of sales of our units.  Worldwide financial market volatility has been unprecedented and extraordinary since September 2008, and the resulting economic turmoil may have unforeseen consequences, including adversely impacting government plans for the Brazilian homebuilding industry.  Continuation or worsening of general economic conditions would have a material adverse effect on our business, our financial condition and the results of operations.

The real estate industry in Brazil is highly competitive. Failure to compete successfully could have a material adverse effect on our business, our financial condition and the results of our operations.

The Brazilian real estate industry is highly competitive and fragmented. We compete with Brazilian as well as international developers on availability and location of land, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnerships with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo and Rio de Janeiro, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected. In the event a major Brazilian real estate company were to go bankrupt or experience significant financial difficulties, the real estate market as a whole could be negatively impacted.

Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability.

The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that determine our reputation, and therefore our sales and growth. Delays in the construction of our projects or defects in materials and/or workmanship may occur. Any defects could delay the completion of our real estate projects, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. Such factors may also adversely affect our reputation as a contractor for third party projects, since we are responsible for our construction services and the building itself for five years.  Construction projects often involve delays in obtaining, or the inability to obtain, permits or approvals from the relevant authorities. In the past, we have encountered circumstances where we had obtained the necessary environmental permits from state authorities, but we were prevented from commencing our construction due to investigations by the local prosecutor’s office in response to complaints regarding our tree-cutting activities. Such investigations delayed the start of construction by us and the delivery of completed units to our customers. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, unforeseen conditions at construction sites, disputes with surrounding landowners or other events. In addition, we may encounter previously unknown conditions at or near our construction sites that may delay or prevent construction of a particular project. If we encounter a previously unknown condition at or near a site, we may be required to correct the condition prior to continuing construction and there may be a delay in the construction of a particular project. The occurrence of any one or more of these problems in our real estate projects could adversely affect our reputation and our future sales.

Construction delays, scarcity of skilled workers, cost overruns and addressing newly discovered conditions may increase project development costs. In addition, delays in the completion of a project may result in a delay in the commencement of cash flow, which would increase our capital needs. We may also incur construction and other development costs for a project that exceeds our original estimates due to increases over time in interest rates, real estate taxes, material costs, labor costs or other costs. We may not be able to pass these increased costs on to purchasers and thus the increases may decrease our profitability. Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability.

Our growth depends significantly on the availability of financing for our clients.

Our results depend significantly on the availability of credit lines to our clients. Most real estate purchasers require financing to pay for their acquisitions. The regulations affecting governmental and private financings are subject to changes that are outside of our control. Unpredicted changes in these rules may force us to offer other types of financing to our clients. Terms and conditions of these new types of financing may not be as favorable as currently available terms and conditions. If there are no governmental or private credit lines available, our clients do not have access to these credit lines, or the interest rates on available credit lines are not attractive, our results may be adversely affected.

We are subject to the risks associated with providing financing to our clients.

We and other companies in the real estate industry frequently extend credit to our clients. As a result, we are subject to risks associated with providing financing, including the risk of default on amounts owed to us (principal and interest), as well as the risk of increased costs of funding our operations. An increase in inflation would raise the nominal amounts due from our clients, pursuant to their sales agreements, which may increase their rates of default. If this were to occur, our cash generation and, therefore, our operating results may be adversely affected. In addition, we obtain financings from financial institutions at different rates and subject to different indexes and may be unable to match our debt service requirements with the terms of the financings we grant to our clients. The mismatch of rates and terms between the funds we obtain and the financings we grant may adversely affect us.

Our construction and development activities, as well as our activities relating to our provision of financing, are subject to extensive regulation. These regulations are subject to change and may increase our costs and limit our ability to pursue our strategy of expanding our business.

The Brazilian real estate industry is subject to extensive federal, state and municipal laws and regulations regarding construction and zoning. In addition, the Brazilian real estate industry depends on the availability of official and private credit lines on attractive terms. We are required to obtain approval from several governmental authorities prior to beginning construction on a given real estate development project. Approval is based on legislation in force at the time it is granted. A substantial part of financings to our clients is granted through the Housing Financing System (Sistema Financeiro de Habitação), or SFH. The SFH is financed with funds from savings accounts and regulated by the CMN. Regulation by the CMN may change at any time and the regulation covers a wide array of real estate development and construction activities, including land acquisition, construction,  environmental and consumer protection and available financings and interest rates, and any change to such regulation may adversely affect our business.

Our inability to acquire adequate capital to finance our projects could delay the launch of new projects.

We expect that the continuing expansion and development of our business will require significant capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. The current global credit markets have impacted our ability to secure financing at favorable interest rates. We may not be able to obtain future equity or debt financing on favorable terms, if at all, particularly in light of the recent economic downturn and unavailability of credit discussed above. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants and may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business.

In addition, as of the date of this annual report, our net debt level was in excess of the R$1.0 billion set forth in the covenants of our debentures issued in 2006 (our “Obligation to venture partners” balance is not considered to be part of debt for purposes of this covenant). We are currently not in breach of the covenant as it is only measured at June 30 and December 31 of each year. We are currently renegotiating an amendment to the covenant with the debenture holders, which may result in a higher interest rate.  However, if at June 30, 2009 our net debt level remains in excess of that stipulated in the covenant and we are not able to amend the covenant or receive a waiver from debenture holders, the 2006 debentures could be accelerated and the amount due immediately would be R$240 million.  If we are in default under the 2006 debentures, other indebtedness in the amount of R$670 million may be accelerated and due immediately by us, which may have a material adverse effect on our financial position and results of operations. See “Item 5. Operating and Financial Review and Prospects—Indebtedness—Debenture Program.”

Changing market conditions may adversely affect our ability to sell our home inventories at expected prices, which could reduce our margins.

As a homebuilder, we must constantly locate and acquire new tracts of land for development and development home sites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed home sites and the time that we can bring the properties to market and sell homes. Lag time varies on a project-by-project basis; however, historically, we have experienced a lag time of 12 to 24 months. As a result, we face the risk that demand for housing may decline, costs of labor or materials may increase, interest rates may increase, currencies may fluctuate and political uncertainties may occur during this period and that we will not be able to dispose of developed properties at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in the economy cause a decrease in revenues from our properties. The market value of home inventories can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds unused to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with Brazilian and U.S. GAAP if values decline.

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

The scarcity of real estate financing sources to home buyers requires us to finance a significant proportion of our sales. The growth of our affordable entry-level business significantly depends on the availability of financing for our customers.  The merger of our wholly-owned subsidiary Fit Residencial Empreendimentos Imobiliários Ltda. into Construtora Tenda S.A., a developer of low income residential projects, has increased our entry-level customer base.  The scarcity of financing and/or an increase in interest rates could, in particular, adversely affect the ability of such entry-level home buyers to obtain financing.  As a result, this could decrease future demand from these buyers.

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

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional equity securities. We could face financial risks and covenant restrictions associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

Our insurance policies may not be sufficient to cover damages that we may suffer.

Our insurance policies may not provide sufficient coverage for certain damages resulting from natural disasters such as floods, land slides and earth quakes. In addition, we are required to pay penalties and other fines whenever there is delay in the delivery of our units, and such penalties and fines are not covered by our insurance policies. As a result, insufficient coverage of our insurance could have an adverse effect on our financial condition and results of operations.

Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.

As of December 31, 2008, our total debt was R$1,552.1 million. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

Our indebtedness has variable interest rates. At December 31, 2008, the amount of our aggregate outstanding variable rate indebtedness, taking into consideration our indebtedness denominated in foreign currency where we entered into cross-currency interest rate swaps, was R$1,552.1 million. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of R$15.5 million on our earnings and cash flows, based on the net debt level at December 31, 2008.  In addition, as of the date of this annual report, our net debt level was in excess of the R$1.0 billion set forth in the covenants of our debentures issued in 2006 (our “Obligation to venture partners” balance is not considered to be part of debt for purposes of this covenant). We are currently not in breach of the covenant as it is only measured at June 30 and December 31 of each year. We are currently renegotiating an amendment to the covenant with the debenture holders, which may result in a higher interest rate.  However, if at June 30, 2009 our net debt level remains in excess of that stipulated in the covenant and we are not able to amend the covenant or receive a waiver from debenture holders, the 2006 debentures could be accelerated and the amount due immediately would be R$240 million. If we are in default under the 2006 debentures, other indebtedness in the amount of R$670 million may be accelerated and due immediately by us, which may have a material adverse effect on our financial position and results of operations. See “Item 5. Operating and Financial Review and Prospects—Indebtedness—Debenture Program.”

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.7% in 2007 and 9.8% in 2008 and compared to a deflation of 1.1% for the four month period ended April 30, 2009. In addition, according to the National Extended Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” published by the IBGE, Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 5.9% in 2008 and 1.7% for the four month period ended April 30, 2009. Our term sales agreements usually provide for an inflation adjustment linked to the INCC. The INCC increased by 5.0% in 2006, 6.2% in 2007 and 11.9% in 2008. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our reais-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. Any decline in our net operating revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

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

At December 31, 2008, our indebtedness was denominated in reais, other than our indebtedness denominated in foreign currency which are covered by our cross-currency interest rate swaps, and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses and our results of operations.

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. In April 2003, the Brazilian government presented a tax reform proposal, which was mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposal provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

Risks Relating to Our Common Shares and the ADSs

International economic and market conditions, especially in the United States, may adversely affect the market price of the ADSs.

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. Because our ADSs are listed on the New York Stock Exchange, or the “NYSE,” adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, are not directly exposed to the mortgage lending crisis in the United States, there are still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by the subprime crisis may affect the market prices of our ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian economy is also affected by international economic and market conditions generally, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange (BM&F Bovespa SA - Bolsa de Valores Mercadorias e Futuros), or the “BOVESPA,” for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$588 billion as of December 31, 2008 and an average daily trading volume of US$3.1 billion for 2008. In comparison, the NYSE had a market capitalization of US$8.3 trillion as of December 31, 2008 and an average daily trading volume of approximately US$41 billion for 2008.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 52.4% of the aggregate market capitalization of the BOVESPA as of December 31, 2008. The top ten stocks in terms of trading volume accounted for 53.1% of all shares traded on the BOVESPA in 2008. Gafisa’s average daily trading volume on the BOVESPA and in the NYSE in 2008 were US$16.5 million and US$26.1 million, respectively.

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

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian corporate law method and may not be available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends in the total amount of R$11.0 million, or R$0.11 per share, for fiscal year 2006. In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of R$27.0 million, or R$0.21 per share, which were fully paid to our shareholders on April 29, 2008. On April 30, 2009, our shareholders approved the distribution of dividends for the fiscal year 2008 in the amount of R$26.1 million, or R$0.20 per share, which will be fully paid to our shareholders during the fiscal year 2009 upon board approval. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy.”

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

We are a corporation organized under the laws of Brazil, and all of our directors and executive officers and our independent public accountants reside or are based in Brazil. Most of the assets of our company and of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may be enforced in Brazil only if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our directors or executive officers than would shareholders of a U.S. corporation.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Material U.S. Federal Income Tax Considerations”) would be treated as U.S. source gain or loss for all foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

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

ITEM 4.                      INFORMATION ON THE COMPANY

A.           History and Development of the Company

General

Gafisa S.A. is a corporation organized under the laws of Brazil. We were incorporated on December 16, 1997 for an indefinite term.  Our registered and principal executive offices are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.

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

Our agent for services of process in the United States is National Corporate Research, Ltd. located at 10 East 40th Street, 10th floor, New York, NY 10016.

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

In October 2006, we entered into an agreement to acquire 100% of Alphaville Urbanismo S.A., or “Alphaville,” one of the largest residential community development companies in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.5 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% by January 2012 (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares issued by us, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

On February 1, 2007, we created a branch of Gafisa Vendas in Rio de Janeiro, or “Gafisa Vendas Rio,” to function as our internal sales division in the metropolitan region of Rio de Janeiro. Gafisa Vendas Rio has strengthened our market position and reduced our need for external brokerage companies in the metropolitan region of Rio de Janeiro.  Gafisa Vendas Rio focuses its efforts in the same activities of Gafisa Vendas.

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” (which, on October 21, 2008, was merged into Construtora Tenda S.A., as described below) for the development, construction and management of low and mid low income residential projects.

On March 17, 2007, we concluded our initial public offering of common shares in the United States, resulting in a public float of 78.6% of our total share capital at the conclusion of the offering. Upon completion of the offering, entities related to Equity International and GP beneficially owned 14.2% and 7.3% of our total capital stock, respectively.

In June 2007, Brazil Development Equity Investments, LLC, a company affiliated to GP, sold its remaining stake in our company (7.1% of our capital stock at the time).

In October 2007, we entered into an agreement with Cipesa Engenharia S.A., or “Cipesa,” the leading homebuilder in the state of Alagoas. Under the agreement, Gafisa and Cipesa established a new company named Cipesa Empreendimentos Imobiliários S.A., or “Nova Cipesa,” in which 70% of the interest ownership is held by Gafisa and the remaining 30% is held by Cipesa. Gafisa capitalized Nova Cipesa with R$50 million in cash and acquired shares of Nova Cipesa held by Cipesa in the amount of R$15 million (which was payable over a period of one year). Cipesa is entitled to an earn-out of 2% of the potential sales value launched by Nova Cipesa until 2014. This earn-out is capped at R$25 million.

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas will start on January 31, 2012.

On October 21, 2008, Gafisa and Construtora Tenda S.A., or “Tenda,” a publicly-held company listed on the Novo Mercado segment of the BOVESPA, concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa now owns 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda. Because Tenda launched very few units in 2008, we believe the full impact of the merger are not reflected until 2009.

On February 27, 2009, Gafisa and Odebrecht Empreendimentos entered into an agreement to terminate the partnership created in February 2007 for the development, construction and management of large scale, low income residential projects with more than 1,000 units each. Gafisa withdrew from Bairro Novo Empreendimentos Imobiliários S.A. and, as a consequence, terminated the shareholders’ agreement it had entered into with Odebrecht Empreendimentos. The ongoing real estate developments which were being jointly developed by Gafisa and Odebrecht Empreendimentos were separated as follows: Gafisa continued developing the “Empreendimento Imobiliário Bairro Novo Cotia” and Odebrecht Empreendimentos continued developing the other real estate developments of the partnership as well as the operations of Bairro Novo Empreendimentos Imobiliários S.A.

In May 2009, Tenda issued R$600 million aggregate principal amount of non-convertible debentures under its first debenture program. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, with a maturity in five years.

Capital Expenditures

In 2006, we invested R$21.6 million in property and equipment, primarily information technology equipment, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings, and new office facilities in Rio de Janeiro and in São Paulo to accommodate our recently created internal sales force. See “— Business Overview—Our Real Estate Activities—Sale of Units Through Our Brokerage Subsidiaries.”

In 2007, we invested R$61.3 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were construction of sales stands of R$37.0 million and the implementation of SAP that totaled R$7.5 million. In addition, investments in information technology equipment and software totaled R$1.5 million, and office facilities totaled R$2.3 million.

In 2008, we invested R$63.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$35.5 million, investments in information technology equipment and software, which totaled R$3.7 million, in office facilities, which totaled R$4.2 million and the SAP implementation, which totaled R$2.0 million.

Our capital expenditures are all made in Brazil and are usually funded by internal sources.  We currently do not have any significant capital expenditures in progress.

B.           Business Overview

General Overview

We are one of Brazil’s leading homebuilders. Over the last 50 years, we have been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 970 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “Alphaville,” and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential buildings in attractive locations. For the year ended December 31, 2008, approximately 50% of the value of our launches were derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 15% of the value of our launches, and affordable entry-level housing, which represents approximately 8% of the value of our total launches. Other mid-level and commercial buildings represent approximately 27% of the value of our total launches. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in 94 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 18 states, which represents approximately 90% of the national population and approximately 89% of the gross domestic product on December 31, 2008. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2008, approximately 38% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Our Markets

We have already launched projects in 94 municipalities: Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Araucária, Barbacena, Barueri, Bauru, Belém, Belford Roxo, Belo Horizonte, Betim, Cabo Frio, Cajamar, Camaçari, Campinas, Campo Grande, Campo Limpo Paulista, Canoas, Caxias do Sul, Contagem, Cotia, Cuiabá, Curitiba, Duque de Caxias, Eusébio, Ferraz de Vasconcelos, Fortaleza, Goiânia, Gramado, Gravataí, Guarulhos, Guarujá, Iguaraçu, Ipatinga, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, João Pessoa, Juiz de Fora, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Marilia, Mauá, Mogi das Cruzes, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Osasco, Paulista, Parnamirim, Pinhais, Poá, Porto Alegre, Porto Velho, Queimados, Recife, Rezende, Ribeirão Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Santa Luzia, Santana de Parnaíba, Santo André, Santos, São Bernardo do Campo, São Caetano, São Gonçalo, São José dos Campos, São José dos Pinhais, São Leopoldo, São Luiz do Maranhão, São Paulo, Sarzedo, Serra, Sete Lagoas, Sobradinho, Sorocaba, Suzano, Uberlândia, Valparaíso, Votorantim and Volta Redonda, across 18 states throughout Brazil.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units,

•	land subdivisions (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth the amounts generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2008 (1)	2008	2007	2007	2006	2006
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	1,829,780	80.4	1,348,811	81.2	824,812	81.1
Land subdivisions	405,678	17.8	249,916	15.0	32,172	3.2
Commercial	3,100	0.1	27,877	1.7	138,090	13.6
Pre-sales	2,238,558	98.4	1,626,604	97.9	995,074	97.9
Construction services	37,268	1.6	35,121	2.1	21,480	2.1
Total real estate sales	2,275,826	100.0	1,661,725	100.0	1,016,554	100.0

______________
(i)	Includes sales of Tenda since October 22, 2008.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2008	2007	2006
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	918,156	742,712	497,916
Developments launched	13	11	11
Usable area (m2)(2)	288,028	250,185	198,732
Units launched(3)	2,301	2,040	1,452
Average sales price (R$/m2)(2)	3,188	2,969	2,813
Rio de Janeiro
Potential sales value of units launched(1)	443,516	510,639	239,007
Developments launched	8	11	7
Usable area (m2)(2)	196,189	177,428	87,032
Units launched(3)	837	2,020	1,116
Average sales price (R$/m2)(2)(4)	2,261	2,878	3,427
Other States
Potential sales value of units launched(1)	551,728	444,852	268,146
Developments launched	15	14	12
Usable area (m2)(2)	163,610	166,321	121,718
Units launched(3)	1,811	1,804	483
Average sales price (R$/m2)(2)(4)	3,372	2,675	2,776
Total Gafisa
Potential sales value of units launched(1)	1,913,400	1,698,203	1,005,069
Developments launched	36	36	30
Usable area (m2)(2)	647,827	593,935	407,483
Units launched(3)	4,949	5,864	3,052
Average sales price (R$/m2)(2)(4)	2,954	2,859	2,963
Alphaville
Potential sales value of units launched(1)	312,515	237,367	—
Developments launched	11	6	—
Usable area (m2)(2)	956,665	1,160,427	—
Units launched(3)	1,818	1,489	—
Average sales price (R$/m2)(2)(4)	327	205	—
Tenda(5)
Potential sales value of units launched(1)	15,670	—	—
Developments launched	1	—	—
Usable area (m2)(2)	—	—	—
Units launched(3)	112	—	—
Average sales price (R$/m2)(2)(4)	—	—	—
FIT
Potential sales value of units launched(1)	496,147	263,359	—
Developments launched	16	10	—
Usable area (m2)(2)	—	149,842	—
Units launched(3)	3,759	2,459	—
Average sales price (R$/m2)(2)(4)	—	1,896	—
Bairro Novo
Potential sales value of units launched(1)	25,311	37,000	—
Developments launched	1	1	—
Usable area (m2)(2)	16,487	23,618	—
Units launched(3)	325	503	—
Average sales price (R$/m2)(2)(4)	1,535	1,567	—

______________
(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The units delivered in exchange for land pursuant to swap agreements are not included.

(4)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,225, R$1,137 and R$2,776 in 2008, 2007 and 2006, respectively.

(5)	Because Tenda launched very few units in 2008, we believe the full impact of the merger are not reflected until 2009.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2008, approximately 38% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 180 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$3,600 (US$1,540). Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$20,000 (US$8,558).

The table below sets forth our luxury building developments launched between January 1, 2006 and December 31, 2008:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2008)
Espacio Laguna	2006	100	16,364	2009	80	76
Riviera Nice	2006	50	6,761	2009	31	41
VP—Parides	2006	100	13,093	2009	50	100
Vistta Ibirapuera	2006	100	9,963	2008	41	100
Península FIT B 01	2006	100	11,845	2008	93	79
VP-Mirabilis	2006	100	23,355	2009	100	100
VP-Agrias	2006	100	21,390	2009	100	100
Horto—Fase 1	2007	50	44,563	2010	180	98
Vision	2007	100	19,712	2010	284	76
Supremo	2007	100	34,864	2010	193	86
London Green–Fase 2	2008	100	15,009	2010	140	67
Horto—Fase 2	2007	50	22,298	2011	92	97
Costa Maggiore	2008	50	9,386	2010	60	87
Alphaville Berra da Tijuca	2008	65	170,010	2011	259	88
Chácara Sant’Anna	2008	50	30,517	2011	158	54
Details	2008	100	7,802	2011	38	10
Quintas do Pontal	2008	100	21,915	2010	91	20
Laguna di Mare	2008	80	17,454	2011	146	17
Nouvelle	2008	100	5,367	2011	12	7
MontBlanc	2008	80	30,479	2011	112	22
Manhattan Square – Fase 1 Com	2008	50	25,804	2011	716	40
Reserva Laranjeiras	2008	100	11,740	2010	108	97
________________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Middle Income Buildings

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$2,000 to R$3,600 (US$856 to US$1,540). Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$5,000 and R$20,000 (approximately US$2,139 and US$8,558).

The table below sets forth our middle-income building developments launched between January 1, 2006 and December 31, 2008:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31, 2008)
Paço das Águas	2006	45	24,080	2008	184	98
Blue Vision-Sky e Infinity	2006	50	18,514	2008	178	78
Blue Land-Bl.01	2006	100	9,169	2008	120	66
Beach Park-Living	2006	80	14,913	2009	130	87
Belle Vue-Porto Alegre	2006	100	4,264	2009	22	54
Espaço Jardins	2006	100	28,926	2009	235	100
Forest Ville	2006	50	15,556	2009	110	99
Garden Ville	2006	50	11,998	2009	112	98
Quinta Imperial	2006	100	8,422	2009	128	77
CSF-Santtorino	2006	100	14,979	2009	160	99
Olimpic Chácara	2006	100	24,988	2009	219	99
FIT Niterói	2006	100	8,523	2009	72	84
Felicitá	2006	100	11,323	2009	91	90
Ville Du Soleil	2006	100	8,920	2009	64	72
Mirante do Rio	2006	60	8,125	2009	96	100
Paradiso	2006	100	16,286	2009	144	90
Collori	2006	50	39,462	2009	333	94
Vivance Residence Service	2006	100	14,717	2009	187	81
Isla	2007	100	31,423	2010	240	88
Grand Valley	2007	100	16,908	2009	240	61
Acqua Residence (Phase 1)	2007	100	28,400	2009	380	40
Celebrare	2007	100	14,679	2009	188	77
Reserva do Lago	2007	50	16,800	2009	96	81
CFS – Prímula	2007	100	13,897	2009	96	84
CSF – Dália	2007	100	9,000	2009	68	85
CSF – Acácia	2007	100	23,461	2009	192	96
Jatiuca Trade Residence	2007	50	32,651	2010	500	47
Horizonte	2007	60	7,505	2010	29	100
Secret Garden	2007	100	15,344	2009	252	66
Evidence	2007	50	23,487	2010	144	59
Acquarelle	2007	85	17,742	2009	259	66
Palm Ville	2007	50	13,582	2009	112	88
Art Ville	2007	50	16,157	2009	263	92
Jatiuca Trade Residence (Phase 2)	2007	50	8,520	2010	140	47
Orbit	2007	100	11,332	2010	185	30
Enseada das Orquídeas	2007	80	52,589	2010	475	72
London Green	2007	50	28,998	2010	300	67
Privilege	2007	80	16,173	2010	194	82
Parc Paradiso (Phase 2)	2007	60	10,427	2010	108	95
Parc Paradiso	2007	60	35,987	2010	324	95
Solares da Vila Maria	2007	100	13,376	2010	100	100
Acqua Residence (Phase 2)	2007	100	7,136	2009	72	40
Bella Vista (Phase 1)	2007	100	15,406	2010	116	36
Grand Park - Parque das Águas (Phase 1)	2007	50	20,854	2010	240	13

Grand Park - Parque Árvores (Phase 2)	2007	50	29,932	2010	400	11
London Green Stake Acquisition	2007	100	—	2010	—	67
Parc Paradiso Stake Acquisition	2007	90	—	2010	—	95
SunValley	2007	100	7,031	2010	58	44
Reserva Santa Cecília	2007	80	15,854	2010	122	22
Olimpic Bosque da Saude	2007	100	19,150	2010	148	81
Magic	2007	100	31,487	2010	268	42
GrandValley Niteroi	2007	100	17,905	2010	161	93
Nova Petrópolis	2008	100	36,789	2010	300	36
Terraças - Alto da Lapa	2008	100	23,248	2010	192	68
Raízes Granja Viana	2008	50	17,282	2010	73	35
Verdemar	2008	100	13,084	2010	80	55
Carpe Diem	2008	80	12,515	2010	116	47
Carpe Diem – Belém	2008	70	13,951	2011	90	53
Grand Park Águas Fase 2	2008	50	12,960	2011	150	55
Parque Barueri	2008	100	58,437	2011	677	50
Manhattan Square (Office Wall Street)	2008	50	25,804	2011	716	40
Manhattan Square (Soho)	2008	50	28,926	2011	270	20
Manhattan Square (Tribeca)	2008	50	37,880	2011	621	22
Terraças Tatuapé	2008	100	8,350	2011	92	3
Mistral	2008	70	14,849	2010	200	47
Terraças Tatuapé	2008	100	14,386	2011	105	28
Grand Park Árvores Fase 2	2008	50	11,152	2011	150	64
Alegria	2008	100	29,199	2011	278	45
Dubai	2008	50	19,316	2010	240	43
Patio Condominio Clube - F1a	2008	100	20,741	2011	192	21
Mansão Imperial - F1	2008	100	18,778	2011	87	17
Reserva do Bosque - Lauro Sodré - Phase 2	2008	60	16,801	2011	141	50
Brink - Campo Limpo F1	2008	100	17,280	2011	191	50
Neo Garden	2008	100	12,255	2011	122	50
Reserva do Bosque	2008	50	16,606	2011	134	100
______________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Affordable Entry-Level Developments

We have made an initial successful entry into lower income housing developments. In November 1999, we launched our first project for lower income customers named “Reserva do Bosque” in the neighborhood of Cambuci in the state of São Paulo, with an average sale value of approximately R$55,000 (US$23,534) per unit. In Rio de Janeiro, our first project intended for lower income development was “Colinas de Campo Grande,” launched in 2000 in the neighborhood of Campo Grande, with an average sale value of approximately R$38,000 (US$16,260). Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$1,500 to R$2,000 (approximately US$642 to US$856). Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000 (approximately US$685 and US$2,139).

As part of our strategy of expanding our foothold in the affordable entry-level residential market, we incorporated on March 15, 2007 a new wholly-owned subsidiary, FIT, to focus exclusively on this market. The principal emphasis of FIT was on five standardized residential developments in the outer parts of large metropolitan regions. Financing for FIT’s developments primarily came from one of the Brazilian largest government-owned banks called Caixa Econômica Federal, or the “CEF,” and such financing was structured so that customers paid low monthly installments without increasing our credit risk.

On October 21, 2008, Gafisa and Tenda, a publicly-held company listed with the Novo Mercado segment of the BOVESPA, concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa received 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda. Because Tenda launched very few units in 2008, we believe the full impact of the merger are not reflected until 2009.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2006 and December 31, 2008:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2008)
Side Park - Ed. Style	2006	100	3,862	2008	63	98
FIT Jaçana	2007	100	9,164	2008	184	100
FIT Maceió	2007	50	4,207	2009	54	73
FIT Cittá	2007	50	13,389	2009	204	88
FIT Coqueiro	2007	60	30,095	2009	621	97
FIT Mirante do Sol	2007	100	18,661	2009	56	53
FIT Taboão	2007	100	16,041	2009	374	100
FIT Maria Inês	2007	60	14,535	2009	270	59
MA - Grand Park	2007	50	53,041	2010	894	67
Jd Botânico	2007	55	22,107	2009	432	94
FIT Jaraguá	2007	100	11,582	2009	260	100
FIT Vila Augusta	2007	100	16,223	2010	264	90
Bairro Novo Cotia (Phases 1-2)	2007	50	47,235	2009	1,006	69
Bairro Novo Camacari	2008	50	16,487	2010	650	71
FIT Vila Allegro	2008	50	11,106	2011	297	77
FIT Terra Bonita	2008	51	11,357	2010	304	15
Città Lauro de Freitas	2008	50	8,826	2010	304	86
FIT Coqueiro - Stake Acquisition	2008	20	6,077	2009	570	89
FIT Mirante do Lago Fase 1	2008	70	21,734	2010	462	63
FIT Mirante do Parque	2008	60	18,618	2010	420	60
FIT Palladium	2008	70	10,345	2010	228	79
FIT Parque da Lagoinha	2008	75	10,225	2010	212	20
FIT Planalto	2008	100	25,023	2010	472	52
FIT Jardim Botânico Paraíba	2008	50	9,998	2010	309	27
FIT Parque Maceió	2008	50	13,494	2010	470	76
FIT Cristal	2008	70	6,419	2010	154	41
FIT Vivai	2008	90	37,376	2011	640	48
FIT Filadélfia	2008	50	11,771	2011	374	55
Novo Osasco	2008	60	17,672	2011	444	8
Le Grand Orleans Tower	2008	100	14,643	2010	112	1

_____________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from approximately R$150 to R$800 (approximately US$64 to US$342).  We target clients with monthly household incomes in excess of approximately R$5,000 (approximately US$2,139) for these land subdivisions.

The table below sets forth our land subdivision developments launched between January 1, 2006 and December 31, 2008:
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2008
Alta Vistta	2006	50	95,584	2010	173	36
O Bosque	2006	30	89,260	2007	76	30
Alphaville Barra da Tijuca	2008	65	133,251	2011	251	90
_________________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Land Subdivisions under our Alphaville Brand

On January 8, 2007, we successfully completed the acquisition of 60.0% of our subsidiary Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. Following this acquisition, our new residential communities are sold exclusively under the Alphaville brand.

The Alphaville brand was created in the 1970s when the first Alphaville community was developed in the cities of Barueri and Santana do Paranaíba in the metropolitan region of São Paulo. Beginning in the 1990s, Alphaville developed residential communities in several other cities in Brazil, such as Campinas, Goiânia, Curitiba, Londrina, Maringá, Salvador, Fortaleza, Belo Horizonte, Natal, Gramado, Manaus, Cuiabá, São Luis and Rio de Janeiro.

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

We believe that the maintenance of a development’s quality is essential. For this reason, we impose on every Alphaville community a series of building and occupancy standards that are more rigorous than those required by applicable local legislation. Every Alphaville community has an Alphaville association formed by us before delivery of the community starts, and is funded by maintenance fees paid by the residents. The purpose of the association is to allow community involvement in the management and maintenance of the premises and to ensure orderly and harmonious relationships among the residents.

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

The table below sets forth our residential communities launched between January 1, 2006 and December 31, 2008:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1) (2)	Completion Year	Number of Units (2)	% Sold (As of December 31, 2008
Alphaville Salvador 2	2006	55	354,982	2008	527	97
Alphaville Gravataí	2006	64	216,180	2008	487	74
Alphaville Francisco Brennand	2006	65	272,361	2008	402	93
Alphaville - Campo Grande	2007	67	225,342	2009	489	81

Alphaville - Rio Costa do Sol	2007	58	313,400	2009	616	97
Alphaville – Cajamar	2007	55	674,997	n/a	2	100
Alphaville – Araçagy	2007	38	236,118	2009	332	90
Alphaville Jacuhy	2007	65	374,290	2010	775	97
Alphaville Londrina II	2007	63	134,120	2010	554	64
Alphaville Jacuhy II	2008	65	177,981	2010	330	48
Alphaville Cuiabá II	2008	60	150,896	2010	424	42
Alphaville João Pessoa	2008	100	61,782	2010	124	100
Alphaville Rio Costa do Sol II	2008	58	349,186	2010	366	18
Alphaville Manaus II	2008	63	166,938	2010	335	80
Alphaville Litoral Norte II	2008	66	150,813	2010	391	33
Alphaville Manaus Comercial	2008	60	48,252	2010	42	27
Alphaville Barra da Tijuca	2008	35	173,251	2011	251	90
Alphaville Votorantim	2008	30	246,315	2010	472	71
Alphaville Mossoró	2008	70	65,912	2010	170	99

________________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Commercial Buildings

We have in the past launched commercial building developments for sale. As of December 31, 2008 we had four commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro, Manhattan Wall Street in Salvador and JTR in Maceio.

In December 2007, we completed the Eldorado Business Tower in São Paulo, a triple A standard office building developed in partnership with São Carlos Empreendimentos e Participações S.A. and Banco Modal S.A. The Eldorado Business Tower brings together cutting edge technology and environmental innovation. The building is the fourth building in the world and the only building in Latin America to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

Construction Service

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

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2006 and December 31, 2008:
Project	First Year of Construction	Client	Type of Project
Edge	2006	Sequóia Desenvolvimento Imobiliário Ltda.	Residential
Forte do Golf	2006	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Boulevard Jardins	2006	Contrutora MKF Ltda.	Residential
Porto Pinheiros	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Holiday Inn	2007	Ypuã Empreendimentos Imobiliários SPE Ltda.	Hotel
Wave	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Corcovado	2007	Camargo Corrêa Desenvolvimento Imobiliário S/A	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
New Age	2008	Incols Curitiba Empreedimentos Imobiliários SPE	Residential
Duetto Volare	2008	Fibra Empreendimentos imobiliários	Residential
Duetto Fioratta	2008	Fibra Empreendimentos imobiliários	Residential

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2006 and December 31, 2008:
Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Campo D’Ourique	2006	50	MELF Empreendimentos	Residential
Dell Lago	2006	80	Plarcon Engenharia S/A	Land Subdivisions
Beach Park – Living	2006	80	Aquatic Resort Desenvolvimento Imobiliário Ltda.	Residential
Belle Vue Porto Alegre	2006	80	Ivo Rizzo Construtora e Incorporadora Ltda.	Residential
Beach Park – Acqua	2006	90	Aquatic Resort Desenvolvimento Imobiliário Ltda.	Residential
Tiner Campo Belo	2007	45	Tiner Empreendimentos e Participações Ltda.	Residential
Forest Ville - Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Garden Ville - Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Reserva do Lago – 1st. phase	2007	50	Invest Empreendimentos & Participações Ltda.	Residential
Alta Vista – 1st. phase	2007	50	Cipesa Engenharia S/A	Residential
Collori	2007	50	Park Empreendimentos Ltda.	Residential
Jatiuca Trade Residence	2007	50	Cipesa Engenharia S/A	Residential
Espacio Laguna	2007	80	Tembok Desenvolvimento Imobiliário Ltda.	Residential
Del Lago Res. Casas	2007	80	Plarcon Engenharia S.A	Residential
Carpe Diem	2008	80	Mattos e Matoos Ltda.	Residential
Carpe Diem – Belém	2008	70	Yuni Incorporadora S/A	Residential
Grand Park Águas Fase 2	2008	50	Franere Comércio e Construções Imobiliárias Ltda.	Residential
Manhattan Square (Walll Street)	2008	50	OAS Empreendimentos Imobiliários Ltda.	Commercial
Manhattan Square (Soho)	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Manhattan Square (Tribeca)	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Mistral	2008	70	Premium Participações Ltda.	Residential
Grand Park Árvores Fase 2	2008	50	Franere Comércio e Construções Imobiliárias Ltda.	Residential
MontBlanc	2008	80	Yuni Incorporadora S/A	Residential
Laguna di Mare	2008	80	GM Engenharia e Construção Ltda.	Residential
Reserva do Bosque	2008	60	GM Engenharia e Construção Ltda.	Residential
Reserva do Bosque - Lauro Sodré - Phase 2	2008	60	GM Engenharia e Construção Ltda.	Residential
Chácara Sant’Anna	2008	50	Monza Incorporadora S/A	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In April 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promote sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches – our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas and Gafisa Vendas Rio have each a team focused on selling units launched in prior years; and (3) web sales – Gafisa Vendas and Gafisa Vendas Rio have each a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2008, our development-client database was comprised of more than 130,000 individuals. We currently have approximately 45,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. On December 31, 2008, we had, among our main construction services clients, the following companies: Tiner Empreendimentos e Participações Ltda., Camargo Correa Desenvolvimento Imobiliário S.A., Sisan-Grupo Silvio Santos and Banco Fibra. No individual client represents more than 5% of our revenues from residential developments or construction services.

Our Operations

The stages of our development process are summarized in the diagrams below:

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

As of December 31, 2008, we had an inventory of 247 land parcels in which we estimate we could develop a total of 115,224 residential units with a sales value of R$17.8 billion (US$7.6 billion), of which approximately 72% represents land acquired through swaps. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		Tenda		Bairro Novo
	Future Sales (%Gafisa)	% Swap	Future Sales (%Gafisa)	% Swap	Future Sales (%Gafisa)	% Swap	Future Sales (%Gafisa)	% Swap
Land bank - Per geographic location:
São Paulo	3,547	33	1,054	99	2,113	22	48	0
Rio de Janeiro	992	29	131	88	1,868	26	230	81
Other states	3,146	53	1,847	96	2,344	16	524	92
Total	7,685	40	3,032	97	6,325	20	802	82

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and designing of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and designing of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually takes three to twelve months in the case of our residential buildings and three years in the case of our residential communities.

Marketing and Sales

Our marketing efforts are coordinated by our internal dedicated staff of approximately 25 professionals. Our specialized team leads 24 independent brokerage companies with a combined sales force of more than 5,000 representatives, monitoring them in order to gain their loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created  as our internal sales division consisting of 178 sales consultants and 14 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas are trained to sell our products exclusively, we believe that they are able to focus on the sale of our developments, articulate the unique features of our development better, manage our current customer and capture new customers more effectively.  Gafisa Vendas was initially established in São Paulo and in 2007 rolled-out in Rio de Janeiro.  In 2007 and 2008, Gafisa Vendas was our number one sales team, responsible for approximately 39% and 34% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

We initiate our marketing efforts usually 30 days before the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage on our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 70% of the units before construction starts.

Our subsidiary Alphaville has also been successful in its sales and marketing efforts.  For example, in Vitória, Alphaville Jacuhy was 85% sold in its month of launch; in João Pessoa, Paraiba, the sales force needed only 2 days to market and sell all of its residential lots; in Barra da Tijuca, Rio de Janeiro, 90% of the Alphaville lots available were sold in their month of launch; and, in Mossoró, Rio Grande do Norte, 100% of Alphaville lots were sold on the first day of their launch.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish the magazines “Gafisa Way” and “Revista Vero Alphaville” which are distributed to our customers and offer news on our most recent developments and progress updates on buildings under construction.

Tenda marketing and sales efforts include direct sales, telemarketing, websites, newspapers, bus doors and distribution leaflets in neighboring areas.  Tenda has also initiated a training sales program with the brokerage company to improve its sales.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. Over the last five years, we have only cancelled seven developments.

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

We use strict quality control methods. Procedure manuals describe in significant detail each task of each stage of the construction project. These manuals are also used for the training sessions we require all of our workers to attend. In addition, we make quarterly reviews of projects delivered. The reviews focus on identifying problems in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9002 by Fundação Bureau Veritas, from Universidade de São Paulo. We received in 2007 a certification from  Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities.  In addition, the Eldorado Business Tower building was certified as a Green Building, category Platinum, by U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting, pollution control and recycling.  There are only three other buildings in the world that have achieved this category.

We invest in technology. Our research and development costs amounted to R$1.8 million, R$1.5 million and  R$1.2 million in each of 2008, 2007 and 2006, respectively. We believe that we have pioneered the adoption of cutting-edge construction techniques such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. Dry wall, for instance, is a wall made of lighter material that is faster to install, allowing for easy layout changes. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, brand name construction materials and equipments, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Risk Control

Our risk control procedures require that all of our projects be approved by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors (including one representative from Equity International). Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6.E. Directors, Senior Management and Employees—Share Ownership” in this annual report.

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	40%	75%	60%	—
Caixa Econômica Federal	—	—	40%	—
Gafisa 36 months	35%	10%	—	40%
Gafisa 60 months	20%	5%	—	60%
Gafisa 120 months	5%	10%	—	—

_______________
(1)	Includes both Tenda and Bairro Novo developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2008, 72% of our sales value was financed by bank mortgages, where the customer paid us approximately 20% to 30% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage.  We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies.  Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage.

The following table sets forth the credit limits established by mortgage sources available in Brazil:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	≤ 13% annually + TR(1) Or Fixed rate (limited to 14.2% annually)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	≤ 12% annually + TR Or Fixed rate (limited to 14.2% annually)	R$500,000	R$450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia sobre Tempo de Serviços) or FGTS.	≤ 8.16% annually + TR	R$130,000	R$130,000

_______________
(1)      TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from Caixa Econômica Federal, or the “CEF”, one of Brazil’s largest government-owned financial institutions. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk. Additionally, Tenda is currently working with three private banks in addition to the CEF to provide financing for homebuyers with monthly income between five and 20 times the Brazilian minimum wage (which was approximately R$415 as of December 31, 2008) with similar terms as the financing provided by the CEF.

Financing by Gafisa during construction. We finance some of our own sales during the construction period, with a down payment of 20-30% and financing of the balance through monthly installments up to the delivery of the unit.

Financing by Gafisa after delivery.  In addition, we offer financing plans to prospective customers using our own capital, where we finance purchases for up to 120 months after the completion of the construction.  For completed units we require a down payment of 30% and financing of the remaining balance with up to 120 monthly installments.  For units under construction we require a down payment of 10% and provide financing of 20-30% with up to 30 monthly installments until the delivery of the unit and financing of the remaining 60-70% with up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments.

We have developed a strict credit policy in order to minimize risks. We take the following steps whenever we conduct a credit review process:

•	trained independent brokers interview each potential customer to collect personal and financial information and fill out a registration form;

•	registration forms are delivered, along with a copy of the property deed, to us and, if the bank providing the financing requests, to an independent company specialized in real estate credit scoring;

•
credit is automatically extended by us to the customer if his or her credit analysis is favorable. However, if the credit analysis report raises concerns, we will carefully review the issues and accept or reject the customer’s application depending on the degree of risk. To the extent financing is provided by a bank, such financial institution will follow their own credit review procedures; and

•	after approving the application, our staff accepts the upfront down payment which is given as a deposit on the purchase of the unit.

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. As of April 30, 2009, our clients’ default level was 3.7% of our accounts receivable. We attribute our low default rate to the fact that:  (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 20% of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgages that our customers obtain from us from approximately 84% in 2005 to 28% in 2008. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry.

Receivables securitization. We release capital for new projects by seeking not to maintain receivables after our projects are completed. We have been active in the securitization market and we are capitalizing on an increasing investor demand for mortgage-backed securities. The securitization (mortgage-backed securities) market in Brazil is relatively new but we believe it is rapidly expanding. This expansion is helped significantly by recent development in Brazilian foreclosure laws.

With the growing availability of mortgages from commercial banks and the increasing liquidity of mortgage-backed securities (CRIs), we expect to further reduce our role as a financing provider to our customers. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 26% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 24.74% during the three year period ended December 31, 2008. During that same period, prices for units, which are adjusted for inflation at IGP-M, increased 22.86%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs.

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

Our five largest suppliers in terms of volume are Gerdau Açominas S.A., Votorantim Cimentos Brasil Ltda., Elevadores Atlas-Schindler S.A., Cecrisa Revestimentos Cerâmicos S.A. and Supermix Concreto S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

•
the development of the “Gafisa Viver Bem” portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances;

•	the development of the “Comunidade Alphaville” portal, which aims to foster a sense of community among the residents of our residential communities; and

•
the development of the “Gafisa Personal Line,” through which buyers of certain units are able to customize their units in accordance with plans and finishing touches offered by Gafisa. Such options vary by development.

As part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. Prior to the delivery of each unit, we maintain regular contact with the customer by sending the customer our magazines “Gafisa Way” and “Revista Vero Alphaville.” We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We conduct another evaluation of the customer’s satisfaction with his or her unit, as well as the customer’s experience with our sales personnel and our various departments (customer services, construction and title services) 18 months after the release of the certificate of acceptance of occupancy by the relevant local authority. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

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

Because of the high fragmentation of the markets we operate in, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro where we face competition from major competitors such as Cyrela Brazil Realty S.A., Empreendimentos e Participações, Rossi Residencial S.A., Even Construtora e Incorporadora S.A., MRV Engenharia e Participações S.A., and PDG Realty S.A. Empreendimentos e Participações, in other regions we generally face competition from small and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2008	2007	2006
	(Launches in R$ million)
Local market	17,365	17,537	11,513
Gafisa(2)	1,187	747	498
Gafisa’s market share	6.8%	4.3%	4.3%

_____________
Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2008	2007	2006
	(Launches in R$ million)
Local market	4,260	3,464	2,887
Gafisa(2)	629	265	204
Gafisa’s market share	14.8%	7.7%	7.1%

________________
Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

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

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2008, we had 47 subsidiaries and 32 jointly-controlled entities under operations, all of them incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI.” Currently, the registration process takes approximately 48 months from the date of filing of the application for a definitive registration to be granted. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

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

A trademark registration is terminated by (1) expiration of its term; (2) the trademark holder’s total or partial waiver of the rights granted by registration; (3) forfeiture, in the case of the applicant’s or the holder’s failure to use a registered trademark in connection with goods or services for a period of more than five years; or (4) failure to appoint a Brazilian resident with powers to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this annual report, we had approximately 135 pending trademark applications and 71 trademark registrations in Brazil with the INPI, including our subsidiaries (except for (1) Alphaville, which had 68 pending trademark applications and 100 trademark registrations under its name; and (2) Tenda, which had 24 pending trademark applications and 4 trademark registrations). Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Our trademark registrations will expire, unless renewed, between May 2010 and January 2019. Alphaville’s trademark registrations will expire, unless renewed, between April 2011 and January 2019 and Tenda’s trademark registrations will expire, unless renewed, between January 2016 and May 2016.

Our only trademark registration outside of Brazil is for the trademark “Gafisa,” which is registered in the United States.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 100 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between May 2009 and January 2012.

Patents

We have no patents registered in our name.

Licenses

Under Brazilian laws, we are required to obtain a variety of licenses for each of our new developments. As of the date of this annual report, we have obtained all necessary licenses and permits to operate our business.

Insurance

We maintain insurance policies with leading and financially sound Brazilian insurance companies, such as Allianz Seguros S.A., UBF Garantias & Seguros S.A., Itau Unibanco Seguros e J.Malluceli Seguros S.A. and Áurea Seguros S.A. Our insurance policies cover potential risks from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, gas explosion, and possible construction errors. Such insurance policies contain customary specifications, limits and deductibles. We do not maintain any insurance policy for our properties after construction is completed. Our management believes that the insurance coverage for our properties is adequate. No assurance can be given, however, that the amount of insurance we carry will be sufficient to protect us from material loss in the future.

Regulatory Framework

Brazilian Government and Real Estate Sector Regulations.

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

Urban Land Subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 from December 19, 1979. The Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

Under the Urban Land Subdivision Act, land subdivisions are intended for the creation of lots in urban areas or urban expansion zones, as defined by the planning director or approved by municipal law, and must comply with Law No. 6,766 from December 19, 1979.

For the construction of land subdivisions, the developer must proceed through the following steps: (1) prior to developing the land subdivision plan, it must request the municipality in which the development will be located to issue directives on use policies specifically to the land, such as the delineation of lots, road and street systems and areas reserved for municipal or community properties; (2) pursuant to the directives issued by the municipality, it must develop a plan for the proposed land subdivision and present it to the municipality for approval, including the plans, designs, descriptions, and schedule for performance of the work, among other documents; and (3) after approval for the land subdivision project is obtained, it must be submitted for recording in the property registry of the appropriate Real Estate Registry Office within 180 days.

In addition to the approval of the project by the municipality in which the development will be located, the approval of other governmental bodies may be necessary in cases where the land subdivision: (1) is located in an area of particular interest, such as a protected cultural heritage site, as defined by state or federal legislation; (2) is located in the boundary area of a city, belongs to more than one municipality, or is in a metropolitan region as defined in state or federal law; or (3) has an area greater than 1 million m², in which case the state where the development will be located will be responsible for reviewing and approving it prior to the approval by the municipality, and will also determine the regulations to which the development must be subject.

The legal requirements for the approval of the land subdivision by a municipality include: (1) the developer must preserve a percentage of  the land used for residential communities as open spaces for public use and for municipal or community properties with the percentage determined by each municipal zoning code; (2) each lot must have a minimum area of 125 m² and the distance between the building and the street must be at least five meters; and (3) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways.

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

In order to offer greater security to the property market, the Urban Land Subdivision Act prohibits the sale or promise of sale of any lot that is the result of a subdivision where the developer has not previously obtained approval by the appropriate municipality and the development has not been recorded with the respective Real Estate Registry Office.  If any such lot is sold or contracted to be sold, the developer and any person or legal entity benefiting from such sale or promise of sale shall be jointly liable for the resulting damages to the purchaser and the public authorities.

Assets for Appropriation

Law No. 10,931 provides for certain protection of real estate assets. Accordingly, such protected assets are segregated from other properties, rights and obligations of the developer, including other assets previously appropriated, and such appropriated assets can only be used to guarantee debts and obligations related to the respective development. The appropriated assets are considered bankruptcy free and will not be affected in the event of bankruptcy or insolvency of the developer. In the event of a bankruptcy or insolvency of the developer, joint ownership of the construction may be instituted by a resolution of the purchasers of the units or by judicial decision. The joint owners of the construction will decide whether the project will proceed or the assets appropriated will be liquidated. Developers may also opt to submit a project to appropriation in order to benefit from a special tax system. Under this system, land and objects built on the land, financial investments in the land, and any other assets and rights with respect to the land are considered to be protected for benefit of the construction of that development and the delivery of the units to the final owners, and are thus separate from the remaining assets of the developer.

In addition, in order to encourage the use of the appropriation system, a new rule was enacted on March 30, 2009, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 6% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” from 7% to 1%.

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

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS,” and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of

May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. CEF is the agency responsible for managing the funds deposited in the FGTS. In order to be eligible for the financing, the beneficiary must purchase either (1) a new unit priced between R$80,000 and R$130,000 with a minimum down payment of 5% or (2) a completed unit or unit under construction priced at up to R$450,000.  In addition, in both cases, the beneficiary shall (1) not own or be the committed purchaser of any residential real estate financed by SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

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

CMN Resolution No. 3,347 of February 8, 2006, as amended, or Resolution No. 3,347, provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is R$450,000; (2) the maximum sales price for the financed unit is R$500,000; (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) in the event of an outstanding balance at the end of the financing term, such term will be extended by half of the initial term.

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; (2) a conditional sale over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, or Law No. 9,514; (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property of the borrower or a third party; or (4) some other guarantee, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

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

Mortgage Portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,005 of July 30, 2002, as amended, before the enactment of Resolution No. 3,347, increased the financing of new real estate projects from approximately R$2 billion in 2003 to approximately R$3 billion in 2004 and established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that has capacity for more real estate credits; (3) increase of the operating limits of the SFH to units with a maximum sales price of R$350,000; (4) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (5) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

“Minha Casa, Minha Vida” Program

Provisional Measure No. 459 enacted on March 25, 2009, created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to spend up to R$2.5 billion on families with monthly incomes of up to six times the minimum wage purchasing houses with assessed values between R$80,000 and R$130,000.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade). Law No. 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan, which shall be reviewed every 10 years.  The master plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

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

We have adopted certain practices to further our commitment to environmental protection and landscape development. As of December 31, 2008, we believe we were the only company in our industry to recycle cement bags used in our projects, making us a pioneer in our industry on recycling. Through our Selective Collection Project, we have partnered with private and governmental entities, including non-governmental organizations (Reviverde, Papel da Gente and Associação Ecos da Vitória), the Secretariat of Environment of the State of São Paulo, the Sub-municipality of the State of Rio de Janeiro, the Technical Assistance and Rural Extension Institute and the Urban Cleaning Municipal Company of the State of Rio de Janeiro, among others, to educate others about the environment. For example, through our partnership with Reviverde and Associação Ecos da Vitória, we provide training to all of our outsourced workers before we begin work on any particular project that focuses on the importance of preserving the environment and how to effectively collect, store and control recycling materials. Our subsidiary Alphaville was given the “ECO Award” in 2006 and 2007 by the American Chamber of Commerce and the “Top Ambiental Award” (Top Environmental Award) in 2007 by the Brazilian Association of Marketing and Sales Agents, in recognition for its socially responsible practices. Our Eldorado Business Tower building is the fourth building in the world, and the only building in Latin American, to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

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

The environmental licensing process is comprised of three stages: initial license, construction license and operational license. The licensing process imposes a fee up to 0.5% of the total cost of construction for all projects significantly affecting the environment and constructed since July 2000. If an environmental license is mandatory for a project, starting work without such a license is an environmental crime, and is subject to injunctions prohibiting continuing the development activities and fines of up to R$10 million. The construction, maintenance and sale of our projects may be hampered or halted by delays in or a failure to receive the applicable licenses, or by our inability to meet the requirements set forth in the licenses or otherwise established by the environmental authorities.

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

Contaminated Areas

We develop and construct projects in several states within Brazil. Each state member has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the SMA, and the Environmental Sanitation Technology Company (Companhia de Tecnologia de Saneamento Ambiental), or CETESB, are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the State Environmental Foundation, or FEEMA, also maintain quality standards established by CONAMA Resolutions. Other member states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative and legal penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater at their properties, even if they did not cause the contamination.

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

C.           Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2008:

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4.B. Information on the Company—Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D.           Property, Plants and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP – Brazil. We also lease our branch office located at Avenida das Américas, 500, block 19—rooms 101 and 102, in Rio de Janeiro, RJ-  Brazil.  Currently, we and our main subsidiaries leased approximately 5,000 square meters. We believe our current facilities are adequate for the full development of our operations.

Our properties for sale, including both completed and uncompleted units, are recorded as current assets at their cost of purchase and construction plus capitalized interest from project-specific financing, provided that it does not exceed their expected realizable value.

On December 31, 2008, our property and equipment recorded on our balance sheet were mainly comprised of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$50.3 million.

ITEM 4A.                      UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

We have retroactively applied changes to Brazilian GAAP introduced by the newly formed CPC and the provisions of Brazilian Law No. 11,638/07 from January 1, 2006 to ensure consistency of presentation in our financial statements.  See note 2(a) to our financial statements included elsewhere in this annual report for amendments and other reclassifications to our Brazilian GAAP financial statements.  All periods presented as from January 1, 2006 have been modified to reflect such new accounting practices.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo (following 2008, however, FIT and Bairro Novo will cease to be included in our results, for the reasons explained herein). See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results, has begun to assess segment information primarily on the basis of different business segments rather than geographic regions in Brazil. Beginning in 2007, the prior periods were retrospectively adjusted to conform to our new segment reporting structure and the only segment for this structure in prior years is Gafisa S.A.

Overview

We generate our revenues mainly from the development and sale of real estate developments. We recognize revenues from the sale of real estate developments over the course of their construction periods, based on a financial measure of completion and not at the time that the sales agreements are executed. To a lesser extent, we also generate revenues from real estate services such as construction, technical and real estate management we render to third parties. We structure some of our projects through either our subsidiaries or jointly-controlled entities organized as special purpose vehicles.

Brazilian Economic Environment

Our business and results of operations are significantly affected by changes in the Brazilian economic environment, including changes in employment levels, population growth, consumer confidence, stability of income levels and availability of financing for land homesite acquisitions.

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

The global economic scenario remained favorable and global growth continued to be strong throughout the year ended December 31, 2007. Favorable liquidity conditions continue despite the recent increase in the international markets’ long-term interest rates.  However, the recent crisis in 2008 in the United States mortgage market affected credit markets, which had a negative impact on emerging markets and on stock exchanges throughout the world. During this period, average inflation according to the IPCA was 5.9%. The SELIC rate closed the 2008 year at the rate of 11.8%. The real depreciated 24.2% in relation to the dollar, reaching R$2.337 per US$1.00 as of December 31, 2008.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:
	Year ended December 31,
	2008	2007	2006
	(%, unless otherwise stated)
Real growth in GDP	5.1	5.7	4.0
Inflation rate (IPCA)(1)	5.9	4.5	3.1
Inflation rate (IGP–M)(2)	9.8	7.7	3.8
National Construction Index (INCC)(3)	11.9	6.2	5.0
TJLP rate (4)	6.3	6.3	6.8
CDI rate (5)	12.4	11.8	15.0
Appreciation (devaluation) of the real vs. US$	(24.2)	20.7	9.5
Exchange rate (closing) — US$1.00	R$2.34	R$1.77	R$2.14
Exchange rate (average)(6) — US$1.00	R$2.03	R$1.95	R$2.18
________________
(1)	IPCA: consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by Getulio Vargas Foundation (Fundação Getulio Vargas), or “FGV.”

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by FGV.

(4)	Represents the interest rate used by the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES” for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

Brazilian Real Estate Sector

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. Demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

Since 1994, Brazil’s ability to control inflation has contributed to the country’s economic recovery (particularly at the lower income level) and allowed Brazil to assert itself more effectively into the global economic context. For example, during the second half of the 1990s, policies that promoted economic liberalization and privatization of public services facilitated a significant influx of foreign investment. This environment generated pressure among the Brazilian financial and business communities to encourage responsible and transparent public management, promoting economic stability. In general, the current and previous presidential administrations have adopted comparatively austere economic policies, characterized by increased independence from the Central Bank, transparency and control over public accounts. Another significant effect of Brazil’s heightened international profile and economic stability was an increase in the competitiveness of various economic sectors, with a notable improvement in standards of corporate administration and governance. This pattern, along with favorable conditions in the global economy, have contributed to improved economic indicators in Brazil.

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006, gave banks the option to charge fixed interest rates on mortgages;

•	Decree No. 5,892 enacted on September 12, 2006, amended Decree No. 4,840 enacted on September 17, 2003, allowed payroll deductible mortgage loans to employees of both public and private entities;

•
Provisional Measure No. 459 enacted on March 25, 2009, created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage; and

•
Decree No. 6,006 enacted on December 28, 2006, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials.  In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and are set to expire in July 2009.

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

Development and sale of real estate

In installment sales of finished units, revenue and costs are recognized when the sale is made regardless of the term for receipt of the contractual price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. we are released from our obligation to perform a considerable part of our activities that will generate future expenses related to the sale of the finished unit.

In sales of unfinished units, the procedures and rules established by CFC Resolution No. 963 are:

•	the cost incurred (including the cost related to land) corresponding to the units sold is fully included in our results;

•
the percentage of the cost incurred for units sold (including costs related to land) is calculated as a percentage of total estimated costs, and this percentage is included in revenues from units sold, as adjusted pursuant to the conditions of the sales agreements, and in selling expenses, thus determining the amount of revenues and selling expenses to be recognized;

•
any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current “Receivables from clients”. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as “Obligations for purchase of land and advances from clients”;

•
interest and inflation adjustments on accounts receivable from the time the client takes possession of the property, as well as adjustments to present value of accounts receivable, are included in our results for the development and sale of real estate using the accrual basis of accounting; and

•
financial charges on accounts payable from the acquisition of land and real estate credit operations incurred during the construction period are included in the costs incurred, and recognized in our results upon the sale of the units of the venture to which they are directly related.

Taxes on the difference between revenues from real estate development and taxable accumulated revenues are calculated and recognized when the difference in revenues is recognized. Other income and expenses, including advertising and publicity, are included in results as they are incurred using the accrual basis of accounting.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded under selling expenses in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers; no adjustment is made to net operating revenues.

Consolidation

We structure some of our projects through either our subsidiaries or jointly-controlled entities in partnership with third parties both incorporated as special purposes vehicles. Our consolidated financial statements include our accounts and those of all our subsidiaries, with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled entities, which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest we hold in the capital of the investee. Under U.S. GAAP, in the event a minority interest partner is able to veto our critical operating decisions, we treat our investment in these subsidiaries using the equity method of accounting.

Goodwill and amortization of gain on the acquisition of investments

We calculate goodwill at the acquisition date, for purposes of Brazilian GAAP, as the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders’ equity acquired. Amortization of gain is also calculated at the acquisition date, for purposes of Brazilian GAAP, as the excess of the book value of assets acquired over the purchase consideration.

We amortized goodwill, for purposes of Brazilian GAAP, through 2008 (no longer amortized from 2009 following a change to Brazilian GAAP) in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Goodwill that cannot be justified economically is immediately charged to results for the year. Amortization of gain that is not justified economically is recognized in the results only upon disposal of the investment. We evaluate whether there are any indications of permanent loss and record an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. The amortization of gain on the sale of FIT to Tenda in exchange for a 60% interest in Tenda is classified as “Deferred gain on sale of investment” for purposes of Brazilian GAAP and will be credited to income over the average estimated period of construction of the FIT real estate ventures. FIT was merged into Tenda on October 21, 2008.

Sales of Receivables for Securitization

When we sell our accounts receivable, the amount of the mortgage-backed securities issued by the real estate securitization company is recorded as a reduction of accounts receivable on our balance sheet. The financial discount, which represents the difference between the amounts received and the book value of the mortgage-backed securities on the date of the assignment, and the fee paid to the issuer of the mortgage-backed securities, are reflected in receivables from clients account and are included in our income statement as “Financial expense.” Receivables from clients are only removed from the balance sheet when a true sale has been concluded and no beneficial interests are retained in the receivables sold.

Properties for sale

Our properties for sale are recorded at the lower of cost or fair value. In the case of uncompleted units, the portion in inventories corresponds to the costs incurred in units that have not yet been sold.

The cost is made up of construction (materials, own or outsourced labor and other related items) and land, including financial charges allocated to the venture as incurred during the construction phase.

Land is recorded at acquisition cost. See “Item 4.B. Information on the Company—Business Overview—Our Operations—Land Acquisition.” We acquire portions of land through swaps where, in exchange for the land acquired, we undertake to deliver either real estate units of developments in progress or part of the sales revenues originating from the sale of the real estate units in the developments. Land acquired through barter transactions are recorded at fair value.

We capitalize interest on the developments during the construction phase under the National Housing System credit line and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount).

When construction costs exceed the undiscounted cash flows expected from sales of completed units, properties under construction or land under development, an impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable.  The same analysis applies equally to our high, medium and low income residential developments and our land developments, irrespective of geographic location or stage of completion.

Our properties for sale are considered long-lived assets and we regularly review the carrying value of each of our developments whenever events or changes in circumstances indicate that their carrying value may not be recoverable. If the carrying value of a development is not recoverable from its estimated future undiscounted cash flows, it is impaired and written down to its estimated fair value. In estimating the future undiscounted cash flows of a property, we use various estimates such as (1) expected sales price, based upon general economic conditions of the market, the location of our development and competition within the market and (2) costs expended to date and costs expected to be incurred in the future, which are associated with all future expenditures necessary to develop our properties for sale, including interest payments that will be capitalized as part of the costs of the asset.

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2006, 2007 or 2008.

Adjustment to present value of assets and liabilities

The INCC inflation-indexed receivables from installment sales of unfinished units, which are generated prior to delivery of the units and do not accrue interest, are discounted to present value. The present value adjustment is accreted to net operating revenue as we finance our clients through to the delivery of the units. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in real estate development operating costs or against inventories of properties for sale, as the case may be, until the construction phase of the venture is completed. The selection of the discounting rate is subjective and is based on management’s best estimates of the value of money over time and the specific risks of the asset and the liability.

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

New Developments and Contracted Sales

New developments

The table below presents detailed information on our new developments for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2008	2007	2006
New developments
Number of projects launched	64	53	30
Number of units launched (1)	10,963	10,315	3,052
Launched usable area (m2) (2) (3)	1,838,000	1,927,812	407,483
Percentage of Gafisa investment	70%	77%	82%
________________
(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include data for FIT and Tenda in 2008.

In 2008, we launched 64 residential developments with a total sales value of R$2.7 billion. This sales value was approximately 23% higher than that achieved in 2007, during which we launched residential developments totaling R$2.2 billion. This increase is a reflection of our business combination with Tenda, our target segment strategy (primarily high-potential and less explored markets) and our strategy for geographic diversification.

Sixteen of the 64 developments we launched during 2008 were located in the state of São Paulo, while another 10 developments were located in the state of Rio de Janeiro. The remaining 38 residential developments launched were located in the cities of Salvador and Camaçari in the state of Bahia, Curitiba and Londrina in the state of Paraná, Belém and Ananindeua in the state of Pará, João Pessoa in the state of Paraíba, Maceió in the state of Alagoas, Porto Alegre in the state of Rio Grande do Sul, Serra in the state of Espirito Santo, Cuiabá in the state of Mato Grosso, Manaus in the state of Amazonas, Mossoró in the state of Rio Grande do Norte, Goiânia in the state of Goiás, São Luis in the state of Maranhão, Porto Velho in the state of Rondonia and Aracajú in the state of Sergipe.

During 2008, approximately 40% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.  Our diversification into the affordable entry-level business (through our subsidiaries Tenda, FIT and Bairro Novo) accounted for approximately 27% of our total sales value for the year ended December 31, 2008. In the year ended December 31, 2007, the affordable entry-level business represented approximately 4% of our total sales value.

In 2007, we launched 53 residential developments with a total sales value of R$2.2 billion. This sales value was approximately 122% higher than that achieved in 2006, during which we launched residential developments totaling  R$1.0 billion.  This increase is a reflection of our target segment strategy (primarily high-potential and less explored markets) and our strategy for geographic diversification.

Seventeen of the 53 developments we launched during 2007 were located in the state of São Paulo, while another 11 developments were located in the state of Rio de Janeiro. The remaining 25 residential developments launched were located in the cities of Goiânia and Aparecida de Goiânia, both in the state of Goiás; Maceió, in the state of Alagoas; São Luis, in the state of Maranhão; Belem, in the state of Pará; Manaus, in the state of Amazonas; Salvador, in the state of Bahia; Curitiba and Londrina in the state of Paraná; Campo Grande in the state of Mato Grosso do Sul; and Serra in the state of Espírito Santo.

During 2007, approximately 33% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.  Our segment diversification through our entrance into the affordable entry-level business (through our subsidiaries FIT and Bairro Novo) accounted for approximately 13% of our total sales value for the year ended December 31, 2007.

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2008		2007		2006
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	472,846	R$	255,855	R$	144,882
Middle-income buildings		755,728		1,028,907		647,062
Affordable entry-level housing		601,206		64,026		32,868
Commercial		3,100		27,900		138,090
Lots		405,678		249,916		32,172
Total contracted sales		2,238,558		1,626,604		995,074
Sale of units launched in the year	R$	1,362,425	R$	1,139,113	R$	555,292
Percentage of total contracted sales		61%		70.0%		55.8%
Sale of units launched during prior years		876,133		487,491		439,781
Percentage of total contracted sales		39%		30.0%		44.2%

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2008		2007		2006
	(in thousands of R$, unless otherwise stated)
Company
Gafisa	R$	1,345,411	R$	1,328,785	R$	995,074
FIT		394,090		47,143		—
Tenda		167,800		—		—
Bairro Novo		31,368		12,359		—
Alphaville		299,889		238,317		—
Total contracted sales	R$	2,238,558	r$	1,626,604	R$	995,074

In 2008, we sold approximately 49% of the units launched that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$2.2 billion, an increase of approximately 38% compared to 2007.  In 2007, we sold approximately 51% of the units launched during that year.  This, together with the sales of units launched during prior periods, resulted in a total contracted sales of R$1.6 billion, a 63.5% increase over 2006.  The increase in 2008 is a result, among others, of better economic conditions, our target segment strategy (primarily a focus on the affordable entry-level segment) and better financing structures provided to our customers by public as well as private banks.

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2008		2007		2006
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	2,996,905	R$	1,526,597	R$	795,320
Net sales(1)		2,887,518		1,470,876		766,291
Cost of units sold to be recognized		(1,872,927)		(943,200)		(484,073)
Expected profit—yet to be recognized(2)		1,014,591		527,676		282,218
Expected margin		33.9%		34.6%		35.5%
_______________
(1)	Excludes indirect PIS and COFINS taxes of 3.65%.

(2)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For year ended December 31,
	2008	2007	2006
	(%)
Real estate development and sales	97.9	97.2	96.8
Construction services rendered	2.1	2.8	3.2
Total	100.0	100.0	100.0

Real estate development and sales

Real estate development revenues, including inflation adjustments and interest from credit sales, make up revenues from the sales of units in the residential buildings we develop, and to a lesser extent, the sales of lots and commercial buildings.

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management.

Operating Costs

Our operating costs consist of real estate development costs and, to a lesser extent, costs of services rendered.

Real estate development costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items making up our costs, as a total percentage of our total cost, were the following for the periods presented:

	For the year ended December 31,
	2008	2007	2006
	(%)
Land	12.1	12.5	15.2
Construction costs	80.9	83.3	83.1
Financial costs	4.4	2.1	1.7
Development costs	2.6	2.1	—
Total	100.0	100.0	100.0

One of our principal real estate development costs is the cost of land. Over the last three years, land represented 13.3% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial exchange (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but in total over the last three fiscal years, raw materials represented, on average, approximately 22% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 11.9%, 6.2% and 5.0% in 2008, 2007 and 2006, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last three years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last three years, labor represented on average approximately 42% of our total cost of real estate development.

Over the last three fiscal years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	29%
7th to 12th month	27%
13th to 18th month	30%
19th to 24th month	14%

(1)	Including cost of land.

Real estate services

Our costs of real estate services consist of direct and indirect labor fees and outsourced services.

Operating Expenses

Our operating expenses include selling, general and administrative expenses and depreciation and amortization expenses and revenues.

Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

General and administrative expenses

General and administrative expenses principally include the following:

•	employee compensation and related expenses;

•	fees for outsourced services, such as legal, auditing, consulting and others;

•	management fees and social expenses;

•	stock option plan expenses;

•	overhead corporate expenses; and

•	legal expenses related to public notaries and commercial registers, among others.

Depreciation and amortization

Depreciation expenses consist of depreciation of our property and equipment. Amortization expenses are related to the amortization of goodwill, net of negative goodwill amortization.

Amortization of deferred gain on partial sale of FIT

The amortization of gain that resulted from the gain on the partial sale of FIT to the shareholders of Tenda for the Tenda merger is amortized over the average construction period of the real estate ventures of FIT as of October 21, 2008, the date of FIT’s merger into Tenda. The construction period, used for amortization of negative goodwill, which began in October 2008 is twelve months.

Financial Income and Expenses

Financial income include income from financial investments and interest from present value adjustment which accreted to our real estate development revenue. Interest revenues are recognized at the time the effective profit accrues from the asset, based on the accrual method. Financial expenses generally consist of interest payable on loans, financings and debentures.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution (9%); the composite statutory tax rate being 34%. We calculate our income and social contribution taxes according to the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified amount, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated as 8% of gross revenues and the social contribution basis is calculated as 12% of gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with the Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2007 and 2008

Net operating revenue

Net operating revenue increased by 44.5%, from R$1,204.3 million in 2007 to R$1,740.4 million in 2008. Gross revenues generated from the sales of real estate properties totaled R$1,768.2 million in 2008, an increase of R$551.4 million or 45.3% as compared to the same period in 2007, when revenues generated from the sales of real estate properties totaled R$1,216.8 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods. Net revenues generated from services increased by 6.3%, from R$35.1 million in 2007 to R$37.3 million in 2008, reflecting the overall growth of the real estate market in Brazil.

The following table sets forth the percent completion of constructions in progress at the end of 2008 and 2007 and the related net operating revenue from real estate development and sales recognized during those years:

		Total	As of December 31,					For the year ended December 31,
		area (m2)	2008	2007	2008	2007	Gafisa	2008	2007
Development	Month/Year launched	(1)(2)	Final completion(%)		Percentage sold- accumulated (%)		Participation(%)	Revenue recognized
								(in thousands of R$)
Alphaville Barra Da Tijuca	Dec 08	170,010	50	—	90	—	65	47,956	—
London Green	Jul 07	44,007	54	33	67	49	100	44,656	17,449
Enseada Das Orquídeas	Jun 07	52,589	36	21	72	72	80	29,628	10,488
Espaço Jardins	May 06	28,926	93	48	100	100	100	35,903	23,582
Collori	Nov 06	39,462	64	28	94	84	50	22,158	7,276
Vp Agrias	Nov 06	21,390	87	45	100	80	100	42,550	23,140
Parque Barueri	May 08	58,437	13	—	50	—	100	10,206	—
Islã Residence Clube	Mar 07	31,423	56	18	88	76	100	29,782	10,717
Olimpic Chac. Santo Antonio	Aug 06	24,988	85	43	99	99	100	34,747	18,023
Vp – Mirabilis	Mar 06	23,355	98	69	100	94	100	35,049	27,481
Arena	Dec 05	29,256	100	87	100	100	100	22,342	38,908
Parc Paradiso	Aug 07	23,991	26	9	95	57	90	23,766	8,286
Felicita	Dec 06	11,323	79	32	96	78	100	16,839	6,213
CSF Paradiso	Nov 06	16,286	79	12	90	76	100	20,223	6,926
CSF Santtorino	Aug 06	14,979	88	42	100	100	100	19,415	8,277
Vp Parides	Nov 06	13,093	98	64	100	100	100	20,143	16,867
Península FIT	Mar 06	24,080	100	73	79	61	100	38,848	33,953
CSF Acácia	Jun 07	23,461	64	25	96	70	100	24,004	2,799
Vistta Ibirapuera	May 06	9,963	100	77	100	100	100	13,914	15,432
Acqua Residence	Dec 07	35,536	46	15	40	34	100	12,743	5,270

		Total	As of December 31,					For the year ended December 31,
		area (m2)	2008	2007	2008	2007	Gafisa	2008	2007
Development	Month/Year launched	(1)(2)	Final completion(%)		Percentage sold- accumulated (%)		Participation(%)	Revenue recognized
								(in thousands of R$)
Espacio Laguna	Aug 06	16,364	85	28	76	63	100	18,465	12,220
Celebrare (Caxias)	Mar 07	14,679	40	17	77	0	100	7,763	4,804
Rcb Paço Das Águas	May 06	24,080	99	63	98	80	45	21,265	5,438
Terraças Alto Da Lapa	Mar 08	23,248	37	—	73	—	100	18,354	—
Blue Land	Jun 06	18,252	100	51	66	59	100	19,549	20,284
CSF Prímula	Jun 07	13,897	64	24	84	37	100	12,248	2,345
Verdemar	Mar 08	13,084	30	—	56	—	100	7,499	—
Vision	Dec 07	19,712	45	—	76	47	100	24,444	1
Vivance Res. Service	Nov 06	14,717	53	15	81	75	100	10,443	2,900
Supremo	Aug 07	34,864	44	39	86	52	100	22,673	32,474
Icaraí Corporate	Dec 06	5,683	70	28	94	87	100	8,507	12,849
Magic	Oct 07	31,487	40	22	42	15	100	14,128	—
Grand Valley	Mar 07	16,908	57	34	61	51	100	9,995	4,522
Olimpic Condominium Resort	Oct 05	21,851	100	93	100	100	100	12,696	29,935
Olimpic Bosque Da Saúde	Oct 07	19,150	50	25	81	76	100	13,463	8,652
Reserva Do Lago	Feb 07	16,898	47	8	81	69	50	6,204	785
Town Home	Nov 05	8,319	100	74	98	80	100	11,819	11,470
Ville Du Soleil	Oct 06	8,920	100	37	72	47	100	14,912	7,638
Star Res. Service/Blue Concept	Dec 05	9,367	100	92	98	65	100	9,195	17,998
Icon Residence Service	Oct 04	8,175	100	44	82	65	100	6,099	9,168
Secret Garden	May 07	15,344	41	15	66	61	100	8,236	3,291
Art Ville	Apr 07	16,157	36	10	92	79	50	3,507	2,892
Sunspecial Residence Service	Mar 05	21,189	100	96	99	86	100	16,035	32,913
Mirante Do Rio	Oct 06	8,125	79	26	100	99	60	8,635	2,181
Carpe Diem Belém	May 08	13,951	19	—	52	—	70	3,113	—
Forest Ville	Sept 06	15,556	51	17	99	98	50	5,330	2,516
Beach Park Living	Jun 06	14,913	100	14	87	67	80	17,236	8,143
Solares Da Vila Maria	Dec 07	13,376	29	—	100	67	100	9,085	14
Manhattan Office Wall Street	Jun 08	25,804	14	—	39	—	50	2,823	—
Acquarelle	Apr 07	17,742	24	2	66	39	85	3,730	364
Privilege Residencial Spe	Sept 07	16,173	27	12	82	58	80	5,668	1,363
Magnific	Mar 08	9,225	27	—	63	—	100	5,057	—
Palm D’or	Sept 05	8,493	100	90	100	100	100	6,698	17,697
Orbit	Aug 07	11,332	45	—	30	13	100	3,535	—
Grand Valley Niterói	Oct 07	17,905	27	17	93	73	100	5,511	6,736
Alphaville Jacuhy	Dec 07	307,598	31	0	97	76	65	31,966	—
Alphaville Barra da Tijuca	Dec 08	60,638	50	0	66	0	35	25,824	—
Alphaville Campo Grande	Mar 07	150,029	96	49	81	52	67	20,045	9,841
Alphaville Rio Costa do Sol	Sept 07	181,772	41	4	97	85	58	19,847	2,665
Alphaville Recife	Aug 06	176,041	94	53	93	94	65	19,828	15,768
Alphaville Salvador II	Feb 06	193,135	99	65	97	93	55	19,639	23,743
Alphaville Gravataí	Jun 06	138,355	98	59	74	44	64	13,750	7,967
Alphaville Burle Marx	Mar 05	129,772	99	84	37	24	50	12,859	12,406
Alphaville Londrina II	Dec 07	67,060	48	0	72	17	63	11,753	—
Alphaville Eusébio	Sept 05	160,656	100	86	86	69	65	11,230	16,640
Others and CPC adjustments								378,664	585,062
Bairro Novo ventures								32,743	—
Tenda’s ventures								251,258	—
Total development revenues recognized during the periods (3)								1,768,200	1,216,773

______________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

(3)	Includes other developments where individual revenues for those periods are not significant.

Operating costs

Operating costs in 2008 totaled R$1,214.4 million, an increase of 39.9% as compared to R$868.0 million in 2007. This increase is due to the greater volume of construction in progress in 2008 as compared to 2007. The cost of land increased by 34.7% in 2008 from 2007. Construction costs payable to third parties decreased in 2008, totaling 80.9% of total operating costs, as compared to 83.3% in 2007. Operating costs, as a percentage of net operating revenue, decreased to 69.8% in 2008 as compared to 72.1% in 2007, mainly due to the greater mix in the types of developments under construction during 2008, as a result of our market segment diversification strategy and our entry into the affordable entry-level business through Tenda, FIT and Bairro Novo.

Gross profit

Gross profit in 2008 totaled R$526.0 million, representing an increase of 56.4%, as compared to R$336.3 million in 2007. This increase was mainly attributable to higher gross revenue from a greater number of developments. In 2008, the gross margin generated from our activities increased to 30.2% as compared to 27.9% in 2007. This increase was due to the strong demand for Gafisa properties in all segments and geographies and sales at higher margins as we recognized revenue from developments launched in 2007 and 2008.

Selling expenses

Selling expenses in 2008 totaled R$154.4 million, representing an increase of 121.2%, as compared to R$69.8 million in 2007. This increase reflects our aggressive growth strategy, through geographic and segment diversification. In 2008, we had 64 launches compared to 53 in 2007 which caused higher sales commissions, and marketing and advertising expenses. Selling expenses in 2008 represented 8.9% of our net operating revenue compared to 5.8% in 2007.

General and administrative expenses

General and administrative expenses totaled R$180.8 million in 2008, representing an increase of 38.1%, as compared to R$130.9 million in 2007. This increase is mainly due to (1) our growth strategy reflected in general and administrative expenses of Tenda, FIT and Bairro Novo totaling R$28.7 million, R$20.7 million and R$8.1 million, respectively and (2) stock option plan expenses, a non cash expense, totaling R$26.1 million in 2008 and R$17.8 million in 2007. The current general and administrative expenses in proportion to sales revenue has been diluted as we increased our revenues.  General and administrative expenses in 2008 represented 10.4% of our net operating revenue as compared to 10.9% in 2007.

Depreciation and amortization

Depreciation and amortization in 2008 totaled R$52.6 million, representing an increase of 35.9%, as compared to R$38.7 million in 2007.  The increase is mainly due to the increase in expenditures on sales stands, facilities, model apartments and related furnishings, and new office facilities in Rio de Janeiro and São Paulo in 2008 and the depreciation of the capital expenditures recorded in 2007.

Amortization of gain on partial sale of FIT

The amortization of gain that resulted from the deferred gain on the partial sale of FIT totaled R$41.0 million in 2008. The amortization of gain is amortized over the average construction period of the real estate ventures of FIT as of October 21, 2008, the date of FIT’s merger into Tenda. Deferred gain is amortized over a 12-month period.

Financial income and expenses, net

Net financial results totaled an income of R$41.9 million in 2008 compared to R$28.6 million in 2007.  Financial expenses during 2008 totaled R$61.0 million, an increase of 72.8% over R$35.3 million in 2007 due to higher debt. Our outstanding debt as of December 31, 2008, increased 123.2% as compared to December 31, 2007, mainly due to (1) the first issuance of the third debenture program of R$250 million, (2) working capital loans of R$285.0 million obtained in 2008; (3) other loans, mainly SFH and working capital loans, obtained in 2008 of R$240.9 million; and (4) accrued interest of R$116.8 million, which was partially offset by the repayment of debt of R$145.7 million, primarily related to SFH and working capital loans. Financial income increased from R$63.9 million in 2007 to R$102.9 million in 2008 mainly due to interest received on cash balances.

Taxes on income

Income and social contribution taxes in 2008 totaled R$43.4 million, or 42.8% higher than in 2007, when income and social contribution taxes totaled R$30.4 million. In 2008 and 2007, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 20.7% and 23.7%, respectively. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and the amortization of negative goodwill adjustment on the Tenda business combination. The increase in 2008 reflects the growth of our pre-tax income.

Net income

Net income in 2008 totaled R$109.9 million, an increase of 20.0% over the previous year, when net income was R$91.6 million. The increase in net income was primarily due to our continuing growth strategy through segment and geographic diversification and the increase of launches during 2008.

Results of Operations for the Years Ended December 31, 2006 and 2007

Net operating revenue

Net operating revenue increased by 85.8%, from R$648.2 million in 2006 to R$1,204.3 million in 2007. Gross revenues generated from the sales of real estate properties totaled R$1,216.8 million, an increase of R$556.5 million or 84.3% as compared to the same period in 2006, when revenues generated from the sales of real estate properties totaled R$660.3 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods. Net revenues generated from services increased by 63.3%, from R$21.5 million in 2006 to R$35.1 million in 2007, reflecting the overall growth of the real estate market in Brazil.

The following table sets forth the final completion of the construction in progress in 2007 and 2006 and the related net operating revenue from real estate development and sales recognized during those years:

		Total	As of December 31,					For the year ended December 31,
		area	2007	2006	2007	2006	Gafisa	2007	2006
Development	Month/Year launched	(m2)(1)(3)	Final completion(%)		Percentage sold- accumulated (%)		Participation(%)	Revenue recognized

								(in thousands of R$)
Alphaville Maringá	Nov 02	510,710	100	—	36	—	67	563	—
Sunshine	Nov 02	10,979	100	100	98	92	60	989	261
Reserva das Palmeiras	Feb 03	16,912	100	96	100	100	90	1,320	3,668
New Point	Apr 03	12,034	100	60	99	97	90	5,035	1,205
Sunview	Jun 03	14,268	99	92	100	92	100	1,719	8,678
Blue Land	Aug 03	18,252	71	36	66	36	100	15,166	6,846
Alphaville Cuiabá	Nov 03	545,631	100	—	95	—	55	1,782	—
Grand Vue	Nov 03	5,230	100	84	100	100	50	2,127	2,945
Sundeck	Nov 03	13,043	100	90	98	80	100	12,201	23,110
Sunprime	Nov 03	11,802	100	92	100	93	100	1,796	9,588
Riviera Ponta Negra - Cannes e Marseille	Jan 04	22,332	100	94	73	63	100	5,630	14,056
Alphaville Litoral Norte	Mar 04	798,893	100	—	84	—	63	1,806	—
La Place	May 04	8,416	100	83	100	79	100	5,145	13,831
Alphaville Gramado	Jun 04	431,663	98	—	43	0	67	3,216	—
Riv. Ponta Negra - Cannes e Marseille	Jun 04	22,332	97	63	78	69	50	3,742	3,512
Side Park - Ed. Style	Jul 04	10,911	98	68	100	97	200	3,193	11,103
Terras de São Francisco	Jul 04	114,160	100	98	97	88	50	3,749	4,108
Eldorado	Nov 04	—	100	73	100	100	39	6,165	74,759
Empresarial Pinheiros	Nov 04	17,149	100	49	100	11	39	29,136	3,027
Lumiar	Feb 05	7,193	94	35	100	52	100	11,613	2,820
Sunspecial Resid. Service	Mar 05	21,189	96	42	86	83	100	31,268	20,070
Alphaville Burle Max	Apr 05	1,305,022	69	NA	21	NA	50	2,601	—
Montenegro Boulevard	Jun 05	174,862	100	69	100	100	100	10,439	6,702
Weber Art	Jun 05	5,812	97	34	97	86	100	10,882	4,346
The House	Oct 05	5,313	38	25	96	89	100	1,507	1,152
Beach Park Acqua	Nov 05	9,770	67	12	89	83	90	18,339	2,035
Bem Querer	Nov 05	11,136	100	19	100	100	100	19,329	4,174
Town Home	Nov 05	8,319	74	24	80	50	100	10,527	3,412
Campo D’Ourique	Dec 05	11,775	65	11	32	9	50	1,116	127
Península FIT	Mar 06	24,080	73	6	61	54	100	33,182	3,222
Sunplaza Personal Office	Mar 06	6,328	92	16	98	70	100	24,370	3,625

		Total	As of December 31,					For the year ended December 31,
		area	2007	2006	2007	2006	Gafisa	2007	2006
Development	Month/Year launched	(m2)(1)(3)	Final completion(%)		Percentage sold- accumulated (%)		Participation(%)	Revenue recognized

								(in thousands of R$)
Villagio Panamby- Mirabilis	Mar 06	23,355	69	43	94	75	100	28,227	24,746
Alphaville Gravataí	Jun 06	1,309,397	41	—	40	0	64	5,565	—
Beach Park – Living	Jun 06	14,913	23	—	69	49	80	3,358	—
Blue Vision - Sky e Infinity	Jun 06	18,514	78	37	84	77	50	13,045	7,373
Reserva do Lago	Jun 06	16,800	8	—	74	—	50	707	—
Quinta Imperial	Jul 06	8,422	45	4	79	72	100	4,135	536
Espacio Laguna	Aug 06	16,364	38	—	32	3	80	8,827	—
Ville Du Soleil	Oct 06	8,920	46	—	29	—	100	3,205	—
Collori	Nov 06	39,462	42	—	48	—	50	7,035	—
CSF – Paradiso	Nov 06	16,286	12	—	75	—	100	2,791	—
Villagio Panamby - Agrias	Nov 06	21,390	45	—	80	18	100	23,954	2,581
Villagio Panamby - Parides	Nov 06	13,093	64	47	100	61	100	17,882	13,347
Icaraí Corporate	Dec 06	5,683	33	—	85	—	100	10,718	—
Alphaville Campo Grande	Mar 07	517,869	40	—	48	—	67	5,052	—
Celebrare	Mar 07	14,679	17	—	—	—	100	4,918	—
FIT Jaçanã	Mar 07	9,181	32	—	91	—	100	7,686	—
Grand Valley	Mar 07	16,908	34	—	51	—	100	4,180	—
Isla	Mar 07	31,423	18	—	76	—	100	11,119	—
Evidence	Apr 07	23,487	19	—	32	—	50	2,041	—
Secret Garden	May 07	15,344	15	—	54	—	100	3,200	—
CSF – Acácia	Jun 07	23,461	25	—	70	—	100	2,849	—
CSF – Dália	Jun 07	9,000	25	—	88	—	100	549	—
CSF – Prímula	Jun 07	13,897	24	—	37	—	100	927	—
Privilege Residencial	Jun 07	—-	12	—	58	—	80	1,769	—
Art Ville	Apr 07	16,157	37	—	80	—	50	2,852	—
Palm Ville	Apr 07	13,582	8	—	75	—	50	1,153	—
Alphaville D. Pedro	Aug 04	616,224	94	—	100	—	58	7,638	—
Belle Vue	Aug 04	7,565	100	35	50	46	70	1,806	2,445
Alphaville Manaus	Aug 05	464,688	69	—	100	—	63	13,900	—
Alphaville Recife	Aug 06	704,051	38	—	94	—	65	7,816	—
CSF – Santtorino	Aug 06	14,979	42	8	100	87	100	8,261	2,290
FIT Niterói	Aug 06	8,523	42	22	83	63	100	4,575	3,131
Olimpic - Chácara Sto Antonio	Aug 06	24,988	43	20	99	80	100	18,857	9,162
Alphaville Araçagy	Aug 07	195,829	25	—	85	—	50	5,711	—
Parc Paradiso	Aug 07	35,987	9	—	98	—	90	6,958	—
Supremo	Aug 07	—	39	—	52	—	100	16,533	—
Arena	Dec 05	29,256	87	32	100	99	100	40,590	21,213
Blue II e Concept	Dec 05	28,296	92	61	65	57	150	14,942	11,578
Cuiabá	Dec 05	11,775	80	16	34	12	50	1,788	124
The Gold	Dec 05	10,465	90	48	86	61	100	18,468	10,654
Felicitá - Evangelina 2	Dec 06	11,323	32	—	78	—	100	6,397	—
Riviera Nice	Dec 06	6,761	21	—	34	—	50	733	—
Alphaville Natal	Feb 05	1,028,722	97	—	100	—	63	1,112	—
Alphaville Salvador II	Feb 06	853,344	46	—	88	—	55	15,775	—
CSF - Saint Etienne	May 05	11,261	91	31	96	93	100	18,311	6,581
Del Lago	May 05	62,022	96	36	98	86	100	21,128	13,608
Espaço Jardins	May 06	28,926	48	12	100	87	100	23,829	7,041
Paço das Águas	May 06	24,080	63	36	80	64	45	11,781	8,246
Vistta Ibirapuera	May 06	9,963	77	36	100	100	100	15,851	13,140
Villagio Panamby - Double View	Oct 03	10,777	100	83	100	84	100	3,184	7,149
Olimpic Resort	Oct 05	21,851	93	39	100	98	100	30,601	20,457
Mirante do Rio	Oct 06	8,125	26	1	99	91	60	2,996	158
Enseada das Orquídeas	Oct 07	52,589	21	—	72	—	80	10,881	—
FIT Jaraguá	Oct 07	14,345	20	—	18	—	100	547	—
Grand Valley Niterói	Oct 07	—	17	—	73	—	100	6,974	—
Horto	Oct 07	—	35	—	95	—	50	27,735	—
Olimpic Bosque da Saúde	Oct 07	—	25	—	76	—	100	8,971	—
Villagio Panamby – Anthurium	Sep 02	16,579	100	100	100	96	100	340	2,578
Blue One	Sep 03	15,973	100	98	78	81	67	1,795	5,712
CSF - Benne Sonanz	Sep 03	9,437	100	100	100	87	50	1,274	2,991
CSF - Verti Vita	Sep 03	6,439	100	97	100	78	100	886	4,018
Verdes Praças	Sep 04	19,005	100	49	50	38	100	3,361	6,835
Alphaville Eusébio	Sep 05	534,314	74	—	60	—	65	10,818	—
Palm D’Or	Sep 05	8,493	90	35	100	65	100	18,314	6,163
Villagio Panamby - Domaine Du Soleil	Sep 05	8,225	97	57	100	76	100	19,863	14,523
Villagio Panamby - Jazz Duet	Sep 05	13,400	95	54	98	57	100	33,124	15,195
Forest Ville	Sep 06	15,556	18	12	98	84	50	936	1,126
Garden Ville	Sep 06	11,998	21	14	100	95	50	1,209	2,108
Alphaville Rio Costa do Sol	Sep 07	1,521,753	4	0	53	—	58	2,666	—
FIT Imbui	Sep 07	22,442	11	0	67	—	50	1,122	—
Parc Paradiso (Fase 2)	Sep 07	—	9	0	57	—	—	1,170	—

		Total	As of December 31,					For the year ended December 31,
		area	2007	2006	2007	2006	Gafisa	2007	2006
Development	Month/Year launched	(m2)(1)(3)	Final completion(%)		Percentage sold- accumulated (%)		Participation(%)	Revenue recognized

								(in thousands of R$)
Alphaville	—	—	—	—	—	—	—	93,430	—
Other developments(2)	—	—	—	—	—	—	—	194,419	181,120
Total development revenues recognized during the periods								1,216,773	660,311
_________________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Includes other developments where individual revenues for those periods are not significant.

(3)	Values for 100% of the building development.

Operating costs

Operating costs in 2007 totaled R$868.0 million, an increase of 86.7% as compared to R$464.8 million in 2006. This increase is due to the greater volume of construction in progress in 2007 as compared to 2006. The cost of land increased by 53.3% in 2007 from 2006. Construction costs payable to third parties increased slightly in 2007, totaling 83.3% of total operating costs, as compared to 83.1% in 2006. Operating costs, as a percentage of net operating revenue, increased to 72.1% in 2007 as compared to 71.7% in 2006, mainly due to the greater mix in the types of developments under construction during 2007, as a result of our segment diversification strategy and our entry into the affordable entry-level segment through FIT and Bairro Novo.

Gross profit

Gross profit in 2007 totaled R$336.3 million, representing an increase of 83.4%, as compared to R$183.4 million in 2006. This increase was mainly attributable to higher gross revenue from a greater number of developments. In 2007, the gross margin generated from our activities decreased to 27.9% as compared to 28.3% in 2006. This decrease was due to an increase in operating costs, despite sales at higher margins as we have recognized revenue from developments launched in 2005 and 2006 and extraordinary revenue derived from services we rendered at our commercial development Eldorado Business Tower in the total amount of R$97.9 million.

Selling expenses

Selling expenses in 2007 totaled R$69.8 million, representing an increase of 35.0%, as compared to R$51.7 million in 2006. This increase reflects our aggressive growth strategy, through geographic and segment diversification. In 2007, we had 53 new developments compared to 30 new developments in 2006, which increase resulted in the need to construct showrooms and furnished model apartments and caused higher sales commissions, and marketing and advertising expenses. Selling expenses in 2007 represented 5.8% of our net operating revenue compared to 8.0% in 2006.

General and administrative expenses

General and administrative expenses totaled R$130.9 million in 2007, representing an increase of 103.6%, as compared to R$64.3 million in 2006. This increase is mainly due to (1) our acquisition and internal growth strategy, including increases in our personnel expenses, as reflected in the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007; (2) general and administrative expenses of Alphaville, FIT and Bairro Novo totaling R$20.4 million, R$12.2 million and R$0.8 million, respectively; (3) an increase in our profit sharing expenses of R$9.9 million in 2007 as compared to 2006; and (4) stock options plan expenses totaling R$17.8 million, representing an increase of R$8.7 million as compared to 2006, primarily related to Gafisa in the amount of R$16.5 million and Alphaville in the amount of R$1.3 million.  The proportion of current general and administrative expenses to sales revenue will be diluted as we increase our revenues in the future. General and administrative expenses in 2007 represented 10.9% of our net operating revenues as compared to 9.9% in 2006.

Depreciation and amortization

Depreciation and amortization in 2007 totaled R$38.7 million, representing an increase of R$31.3 million, as compared to R$7.4 million in 2006.  The increase is mainly due to the increase in depreciation as a result of capital expenditures in the amount of R$61.3 million in 2007 for sales stands, facilities, model apartments and related furnishings, and new office facilities.

Financial expenses and income, net

Net financial results totaled an income of R$28.6 million in 2007 compared to an expense of R$11.9 million in 2006.  Financial expenses in 2007 totaled R$35.3 million, a decrease of 45.6% compared to R$64.9 million in 2006, while our outstanding loans and financing in 2007 were higher than in 2006, which was offset by a capitalization of interest of R$36.7 million and lower interest rates in 2007 as compared to 2006.  Our outstanding debt as of December 31, 2007, increased 135.4% as compared to December 31, 2006, mainly due to (1) working capital loans of R$200.0 million obtained in 2007; (2) other loans, mainly SFH and working capital loans obtained in 2007, of R$227.0 million; and (3) accrued interest of R$22.9 million, which was partially offset by the repayment of debt of R$51.7 million, primarily related to SFH and working capital loans.  Financial income increased from R$53.0 million in 2006 to R$63.9 million in 2007, primarily as a result of financial income from present value adjustments to our real estate development sales, despite lower interest rates in 2007 as compared to 2006.

Taxes on income

Income and social contribution taxes in 2007 totaled R$30.4  million, 257.6% higher than in 2006, when income and social contribution taxes totaled R$8.5 million. In 2007, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 23.7% and 16.2%, respectively. The combined effective rates for 2007 were lower than the composite statutory rate of 34% due as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and recorded tax loss carryforward from previous periods. The increase in 2007 reflects the increase in of our pre-tax income.

Net income

Net income in 2007 totaled R$91.6 million, an increase of 108.2% over the previous year, when net income was R$44.0 million. The increase in net income was primarily due to our aggressive growth strategy through segment and geographic diversification and the increase of launches during the period.

Business Segments

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (which merged with and into Tenda in October 2008) and Bairro Novo (following 2008, however FIT and Bairro Novo will cease to be included in our results, for the reasons explained herein). See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Because Tenda launched very few units in 2008, we believe the full impact of the merger are not reflected until 2009. Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which were derived from a combination of historical operating results and forecasted operating results,  has begun to assess segment information primarily on the basis of different business segments rather than geographic regions in Brazil. The prior periods have been retrospectively adjusted to conform to our new segment reporting structure and the only segment for this structure in 2006 is Gafisa S.A.

We provide below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. Revenues from no individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2008
	Gafisa (1)	Tenda (2)	Alphaville	FIT (3)	Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)
Gross profit	366,945	51,977	82,543	18,385	6,153	526,003
Gross margin	30.2	31.7	33.1	23.4	18.2	30.2
___________________
(1)	Includes all subsidiaries, except Alphaville, Tenda, FIT and Bairro Novo.

(2)	Tenda’s results for the period from October 22, 2008 through December 31, 2008.

(3)	FIT’s results for the period from January 1, 2008 through October 21, 2008. FIT was merged with Tenda on October 21, 2008.

	For Year Ended December 31, 2007(2)
	Gafisa (1)	Alphaville	FIT	Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	1,004,418	192,700	7,169	—	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	—	(867,996)
Gross profit	278,153	55,846	2,292	—	336,291
Gross margin	27.7	29.0	32.0	—	27.9

___________________
(1)      Includes all subsidiaries, except Alphaville, FIT and Bairro Novo.

(2)	The relevant results of Tenda are available only from October 22, 2008, the date after the merger of FIT into Tenda. Accordingly, there was no comparative information for Tenda in 2007.

Gafisa S.A.

Years ended December 31, 2007 and 2008

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,214.6 million in 2008 compared to R$1,004.4 million in 2007, which represents an increase of 20.9%. This increase was primarily due to the continued strong demand for Gafisa properties and recognition of results from sales contracted in prior periods, since there was no variation in the amount of developments launched during the period.

Operating costs

Operating costs for the Gafisa segment were R$847.6 million in 2008 compared to R$726.3 million in 2007, which represented an increase of 16.7%. This increase was mainly due to the greater volume of construction in progress during 2008 as compared to 2007.

Gross profit

Gross profit for the Gafisa segment was R$366.9 million or 69.8% of our total gross profit in 2008, compared to R$278.2 million or 82.7% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue from the greater number of developments. In 2008, the gross margin generated from the sale of our developments increased to 30.2% as compared to 27.7% in 2007. This increase was due to sales at higher margins as we recognized revenue from developments launched in prior years.

Alphaville

Years ended December 31, 2007 and 2008

Net operating revenue

Net operating revenue for the Alphaville segment was R$249.6 million in 2008 compared to R$192.7 million in 2007, which represents an increase of 29.5%. This increase was primarily due to (1) higher volume of contracted sales during 2008, mainly related to the increase of launches from 6 in 2007 to 11 in 2008 and; (2) recognition of results from sales in prior periods and geographic expansion.

Operating costs

Operating costs for the Alphaville segment was R$167.0 million in 2008 compared to R$136.9 million in 2007, which represents an increase of 22.0%. This increase was mainly due to the greater volume of construction in progress in 2008 as compared to 2007.

Gross profit

Gross profit for the Alphaville segment was R$82.5 million or 15.7% of our total gross profit in 2008, compared to R$55.8 million or 16.6% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue from the greater number of developments in 2008.

FIT

Year ended December 31, 2007 and period from January 1, 2008 to October 21, 2008

Net operating revenue

Net operating revenue for the FIT segment was R$78.5 million in the period from January 1, 2008 to October 21, 2008 compared to R$7.2 million in 2007, an increase of R$71.3 million. This increase was primarily due to the start-up of FIT operations in 2007.

Operating costs

Operating costs for the FIT segment was R$60.1 million in the period from January 1, 2008 to October 21, 2008 compared to R$4.9 million in 2007. This increase was mainly due to the start-up of FIT operations in 2007.

Gross profit

Gross profit for the FIT segment was R$18.4 million or 3.5% of our total gross profit in the 2008 period, compared to R$2.3 million or 0.7% of our total gross profit for 2007. The increase in gross profit was primarily due to the start-up of FIT operations in 2007 and gross revenue from the developments launched at the end of 2007 and in 2008.

Bairro Novo

Years ended December 31, 2007 and 2008

Net operating revenue

Net operating revenue for the Bairro Novo segment was R$33.9 million in 2008. There was no recognized revenue for 2007, since Bairro Novo Cotia was launched in November 2007.

Operating costs

Operating costs for the Bairro Novo segment was R$27.7 million in 2008. There was no operating cost in 2007.

Gross profit

Gross profit for the Bairro Novo segment was R$6.1 million or 1.2% of our total gross profit in 2008.

We do not provide a comparative analysis for Tenda because our business combination occurred on October 21, 2008. In addition, the usefulness of the comparative analysis for the Bairro Novo segment is limited since Bairro Novo Cotia was launched in November 2007.

B.           Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to the market the receivables portfolio of our completed units. We did not use this source of funding in 2008.  In March 2009, we completed a sale of receivables from completed units for net proceeds of R$70.0 million.

We consistently review opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly-controlled entities. We finance such investments using capital market financings, capital increase or through a combination thereof.

The current global credit markets have impacted our ability to secure financing at favorable interest rates.  Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2009 at rates that have increased an average of up to 100 basis points per year since 2008. In order to mitigate the effects of the current global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$3 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In addition, the Brazilian government will finance up to 20% of construction costs, to be financed by the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo – SBPE).

The credit market turmoil has not yet had a material impact on our customers’ ability to obtain bank mortgage loans during 2008 and the first quarter of 2009, although interest rates have gone up about 100 basis points, from 10.5% to 11.5%.  Delinquency rates among our customers have not increased materially in 2008 compared to 2007.

The following table shows the balance of our receivables from clients’ portfolio for the development and sale of properties for the periods presented:

	As of December 31,
	2008		2007		2006
	(in thousands)
Real estate development receivables:
Current	R$	1,254,594	R$	473,734	R$	533,593
Long-term		863,950		497,910		41,492
Total		2,118,544		971,644		575,085

Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	R$	812,406	R$	486,794	R$	30,161
Long-term		2,754,513		881,352		729,810
Total		3,566,919		1,368,146		759,971
Total clients’ portfolio	R$	5,685,463	R$	2,339,790	R$	1,335,056

The total clients’ portfolio balances have the following maturity profile:
	As of December 31, 2008
	(in thousands)
Maturity
2009	R$	2,067,000
2010		1,983,571
2011		992,919
Thereafter		641,973
Total	R$	5,685,463

Loans made to our clients are generally adjusted on a monthly basis: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) stated date in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of April 30, 2009, our clients’ default level was 3.7% of our accounts receivable. We did not record a provision for the years ended December 31, 2008, 2007 and 2006 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda, taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions. The allowance for doubtful accounts for Tenda totaled R$18.8 million on December 31, 2008 and is considered sufficient by our management to cover future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash used in operating activities totaled to R$812.5 million in 2008 as compared to R$451.9 million in 2007 mainly due to the higher level of ongoing construction projects, the acquisition of land to support future launches and the increase of accounts receivable.

In 2007, there was a significant increase in the operating expenditures as compared to 2006 mainly due to the increased number of launches from 30 in 2006 to 53 in 2007, the acquisition of land to support future launches and the higher level of ongoing construction projects. As a result, net cash used in operating activities amounted to R$451.9 million in 2007 as compared to R$271.2 million in 2006.

Investment activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$78.3 million, R$149.3 million and R$25.6 million in 2008, 2007 and 2006, respectively.

Our expenditure in 2008 was mainly related to investments in property and equipment in the amount of R$63.1 million, in subsidiaries in the amount of R$15.0 million and restricted cash for loan guarantees in the amount of R$67.1 million. Cash acquired along with Tenda’s business combination totaled R$66.9 million.

Our expenditure in 2007 was related to the acquisition of investments in subsidiaries and property and equipment. The increase of our cash used in investments activities in 2007 was primarily due to the acquisition of (1) shares of Catalufa Participações Ltda., whose principal asset consisted of an investment in Alphaville; and (2) all shares held by Redevco do Brasil in the following jointly-controlled entities:  Blue I SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Blue II SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Jardim I Planejamento, Promoção e Venda Ltda. and Sunplace SPE Ltda.

Our expenditure in 2006 was related to the acquisition of property, equipment and investments in certain subsidiaries.

Financing activities

Net cash provided by financing activities in 2008 totaled R$911.8 million, an increase of R$69.2 million, compared to the net cash provided by financing activities in 2007 of R$842.6 million. The cash provided in 2008 was mainly attributable to: (1) debt issuances in the amount of R$775.9 million, of which R$250 million was raised in June related to the first issuance of the third debenture program, and R$285.0 million was raised in September for working capital purposes; (2) contributions from venture partners in the amount of R$300 million, and (3) a capital increase of R$7.7 million. In addition, we paid R$145.7 million in loans and financing, mainly SFH and working capital loans and dividends of R$27.0 million.

In 2007, net cash provided by financing activities totaled R$842.6 million, a significant increase of 96.4% compared to R$429.1 million in 2006. The increase of our net cash provided by financing activities in 2007 is mainly due to the following: (1) a capital increase, net of stock issuance expenses, of R$476.2 million as a result of the initial public offering in the United States, completed on March 17, 2007 and (2) debt issuances in the amount of R$427.0 million, of which R$200 million was raised in November for working capital purposes. In addition, we paid R$51.7 million in loans and financings, mainly SFH and working capital loans and dividends of R$11.0 million.

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas will start on January 31, 2012.

Pledged mortgage receivables and cash and cash equivalents

As of December 31, 2008, substantially all of our mortgage receivables totaling R$2.3 billion are pledged.  In addition, R$111 million of our cash and cash equivalents are restricted as they have been pledged.

Capital Expenditures

In 2006, we invested R$21.6 million in property and equipment, primarily information technology equipment, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings, and new office facilities in Rio de Janeiro and São Paulo to accommodate our recently created internal sales force.

In 2007, we invested R$61.3 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were construction of sales stands of R$37.0 million and the implementation of SAP that totaled R$7.5 million. In addition, investments in information technology equipment and software totaled R$1.5 million, and office facilities totaled R$2.3 million.

In 2008, we invested R$63.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$35.5 million, investments in information technology equipment and software, which totaled R$3.7 million, in office facilities, which totaled R$4.2 million and the SAP implementation, which totaled R$2.0 million.

Our capital expenditures are all made in Brazil and are usually funded by internal sources.  We currently do not have any significant capital expenditures in progress.

Indebtedness

When appropriate, we have incurred indebtedness within SFH, which offers lower interest rates than the private market. When our customers obtain a mortgage, we use the proceeds to amortize our SFH indebtedness. We intend to continue our strategy of maintaining low levels of debt comprised mainly of transactions within SFH or long-term transactions.

As of December 31, 2008 we had outstanding debt in the total amount of R$1,552.1 million, an increase of 123.2% as compared to December 31, 2007. Our indebtedness principally consists of: (1) the first issuance of the third debenture program of R$250.0 million; (2) working capital loans in the total amount of R$285.0 million; (3) other loans (mainly SFH) obtained throughout 2008 in the total amount of R$240.9 million; and (4) accrued interest in the amount of R$116.8 million, which was partially offset by a repayment of debts in the total amount of R$145.7 million, primarily related to SFH and working capital loans.

In order to mitigate interest rate and exchange rate volatility risks, we have entered into cross-currency interest rate swap contracts in the total amount of our fixed-rate loans denominated in foreign currency, which amounted to the notional amount of R$200.0 million as of December 31, 2008.

As of December 31, 2007 we had outstanding loans and financing in the total amount of R$695.4 million, an increase of 135.4% as compared to December 31, 2006. This increase was mainly due to: (1) working capital loans in the total amount of R$200.0 million; (2) other loans (mainly SFH and working capital loans) obtained throughout 2007 in the total amount of R$227.0 million; and (3) accrued interest in the amount of R$22.9 million, which was partially offset by a repayment of debts in the total amount of R$51.7 million, primarily related to SFH and working capital loans. See note 9 to our financial statements included elsewhere in this annual report.

The table below sets forth information on our loans, financing and debentures as of December 31, 2008:

	Maturity
	Total	2009	2010	2011	2012 and thereafter
	(in thousands of reais)
Debentures (1)	503,945	61,945	96,000	96,000	250,000
Working capital	662,535	283,044	153,315	152,073	74,103
Housing Finance System (SFH)	372,255	156,819	187,650	27,786	—
Other	13,386	7,640	4,056	1,690	—
Total	1,552,121	509,448	441,021	277,549	324,103
_______________
(1)    Does not include the Tenda R$600 million debentures issued in May 2009.

In addition to the loans listed above, we received contributions from venture partners of R$300.0 million in 2008 which will be fully redeemed by us in 2014.

Debenture program

Our first debenture program was approved by and registered with the CVM on April 29, 2005. This enabled us to make public offerings of non-convertible debentures, secured on property and/or with guarantees subordinated to our general creditors. The offer of debentures through the program was limited to a maximum value of R$200 million.

On December 1, 2005, we issued R$112.5 million aggregate principal amount of debentures due December 1, 2010 under our first debenture program. This third issuance consisted of 11,250 nominal, non-convertible debentures with a face value of R$10,000 each and guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the date of issuance, plus a 2% annual spread. As of December 31, 2008, there was no outstanding balance under this second issuance.

On September 29, 2006, our second public offering of debentures was approved by the CVM. Under the second debenture program we can issue up to R$500.0 million in debentures that are not convertible into shares. The debentures are subordinated, and may be secured or unsecured.

We issued one series of debentures under the second debenture program for R$240.0 million aggregate principal amount due September 1, 2011. This is our fourth issuance which consists of 24,000 nominal, non-convertible debentures with a face value of R$10,000 each with subordinated guarantees. The debentures provide for the payment of annual interest corresponding to 100% of CDI rate, calculated from the date of issuance, plus a 1.3% annual spread (based on a 252 business-day year).

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

As of the date of this annual report, we are not in compliance with these covenants. If we are not in compliance at the measurement date of June 30, 2009, we will be in default under the indenture and the amount due immediately would be $240 million, which is further described below.

 In June 2008, the CVM approved our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program consisted of 25,000 nominal, non-convertible debentures with a face value of R$10,000, which were issued in two series totaling R$250 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, calculated from the subscription date, with a maturity of 10 years.

In April 2009, Tenda’s first debenture program was approved, under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, with a maturity in five years.

Certain covenants contained in the agreements governing our debenture programs restrict our ability to take certain actions, including incurring additional debt and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. Our second and third debenture programs have cross default provisions whereby an event of default or prepayment of any other debt above R$5.0 million and R$10.0 million, respectively, could require us to prepay the indebtedness under the second or third debenture program. The ratios and minimum or maximum amounts generally required by those covenants and our performance against those minimum or maximum levels are summarized below:

	Actual
	March 31, 2009	December 31, 2008
Second program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity	41%	35%
Total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt	3.6	3.3
Total debt minus available funds is less than R$1.0 billion	R$1,061.9 million	R$946.6 million

Third program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity	41%	35%
Total receivables plus post-completion inventory is equal to or greater than 2.2 times total debt	5.4	5.5

We expect to comply with the covenants in the agreements governing our outstanding indebtedness which may limit our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Item 3.D. Key Information—Risk Factors—Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.”

As of the date of this annual report, our net debt level was in excess of the R$1.0 billion set forth in the covenants of our debentures issued in 2006 (our “Obligation to venture partners” balance is not considered to be part of debt for purposes of this covenant). We are currently not in breach of the covenant as it is only measured at June 30 and December 31 of each year. We are currently renegotiating an amendment to the covenant with the debenture holders, which may result in a higher interest rate.  However, if at June 30, 2009 our net debt level remains in excess of that stipulated in the covenant and we are not able to amend the covenant or receive a waiver from debenture holders, the 2006 debentures could be accelerated and the amount due immediately would be R$240 million.  If we fail to pay the 2006 debentures upon acceleration, other indebtedness in the amount of R$670 million may be accelerated and due immediately by us, which may have a material adverse effect on our financial position and results of operations.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. On December 31, 2008, the interest rates on these loans generally varied between 6.2% and 11.4% per annum, plus TR, and the loans generally mature through December 2010. This financing is secured by mortgages on property and by security interests on the receivables from clients. On December 31, 2008 we had 77 loan agreements in effect, with a balance of R$372.3 million.  At the same date we also had R$1,128.2 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding developments progress.

Securitization Fund – FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas, equivalent to 21% of the amount issued, were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate.  We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as at March 31, 2009.

The receivables portfolio assigned totaled R$119.6 million of which we received the equivalent of the present value of R$88.7 million in cash.  We consolidated receivables of R$88.7 million assigned to Gafisa FIDC in our financial statements at March 31, 2009 and recorded the mandatorily redeemable equity interest in the securitization fund of R$69.7 million as minority interests. The balance of our subordinated quotas was eliminated on consolidation.

Working Capital

We believe that our current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$109.9 million, R$91.6 million and R$44.0 million, in 2008, 2007 and 2006, respectively. Under U.S. GAAP, we would have reported a net income of R$299.7 million, R$63.5 million and R$24.8 million, in 2008, 2007 and 2006, respectively.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$1,612.4 million as of December 31, 2008, R$1,498.7 million as of December 31, 2007 and R$807.4 million as of December 31, 2006. Under U.S. GAAP, we would have reported shareholders’ equity of R$1,723.1 million, R$1,441.9 million and R$795.3 million as of December 31, 2008, 2007 and 2006, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	stock option plans;

•	business combinations;

•	effects of deferred taxes on the differences above; and

•	minority interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity see note 22 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements

Law No. 11,638/07 enacted on December 28, 2007 introduced changes to the Brazilian corporate law to be applied to financial statements in 2008. To ensure consistent presentation of our financial statements in prior periods, we have retroactively applied changes to Brazilian GAAP introduced by the newly formed CPC and the provisions of Law No. 11,638/07 from January 1, 2006 and have elected for tax purposes to adopt Provisional Measure No. 449/08, or “MP No. 449/08,” which was converted into Law No. 11,941/09.  As a result, there is no tax impact during 2006 and 2007 following retroactive adoption of these accounting policy changes.  See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.

We restated our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 when we adopted, beginning January 1, 2006, the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008.  Brazilian GAAP encourages companies to make such restatements from the date the accounting changes were introduced in order to provide comparative information within the financial statements.  See note 2(a) to our financial statements included elsewhere in this annual report for this amendment and other reclassifications to our Brazilian GAAP financial statements.  However, selected financial information presented as of and for the years ended December 31, 2005 and 2004 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive.  As a result, such information is not comparative to the financial information reported herein as of and for the years ended December 31, 2008, 2007 and 2006.

Assets and liabilities

We adjust on a present value basis the assets and liabilities arising from long-term transactions. As set forth in CPC Interpretation No. 01, “Real Estate Development Entities,” for inflation-indexed receivables arising from installment sales of unfinished units, the receivables generated prior to delivery of the units that does not accrue interest, were discounted to present value. The present value adjustment is accreted to our net operating revenue as the company finances its clients through delivery of the units.  As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in real estate development operating costs or against inventories of properties for sale, as the case may be, until the construction phase of the venture is completed.

Warranty provision

We record a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

Barter transactions

Under CPC Interpretation No. 01, for barter transactions of land in exchange for units, the value of land acquired by us is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of properties for sale against liabilities for advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

Expenditures on sales stands, facilities, model apartments and related furnishings

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

Stock options

We have executive stock compensation plans.  Options, calculated at the grant date, must be recognized as an expense against shareholders’ equity, over the period the services are rendered through the vesting date.

C.           Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle.  As of December 31, 2008, 2007 and 2006, we had 15, 12 and 9 employees engaged in research and development activities, respectively. Our research and development expenditures in 2008, 2007 and 2006 were immaterial.

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

F.           Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2008. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of R$)
Loans and financing	1,048,176	447,503	526,570	74,103	—
Debentures	503,945	61,945	192,000	250,000	—
Interest (1)	288,086	115,111	140,963	32,012	—
Real estate development obligations (2)	2,465,963	1,499,317	966,646	—	—
Obligations for land purchase	392,762	280,209	59,953	52,600	—
Obligation to venture partners (3)	300,000	—	—	200,000	100,000
Credit assignments	67,552	46,844	20,708	—	—
Obligations from operating leases	31,475	5,651	8,763	7,747	9,314
Acquisition of investments	30,875	30,875	—	—	—
Other accounts payables	89,265	20,214	69,051	—	—
Total	5,218,099	2,507,669	1,984,654	616,462	109,314

(1)
Estimated interest payments are determined using the interest rate at December 31, 2008. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including obligations not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2008, the amount of “real estate development obligations” related to units launched but not sold was R$1,167.5 million.

(3)	Obligation to venture partners accrues a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

We have a commitment to purchase the remaining 40% of Alphaville’s capital, not yet measurable and consequently not recorded, which will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that we will purchase the remaining 40% of Alphaville by January 2012 (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion.

We also made provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$17.6 million and R$36.0 million in current and non-current liabilities, respectively, as of December 31, 2008.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Gary R. Garrabrant(3)	52	Chairman	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Caio Racy Mattar(2)(3)	51	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Richard L. Huber(2)(3)	72	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Thomas J. McDonald(3)	44	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Gerald Dinu Reiss (2)(3)	64	Director	April 14, 2008	Annual Shareholders’ General Meeting in 2010
Jose Ecio Pereira da Costa Junior (2)(3)	57	Director	April 30, 2009	Annual Shareholders’ General Meeting in 2010

(1)	Under Brazilian corporate law, an annual shareholders’ general meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

(3)
Independent member pursuant to Brazilian Law.  According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

None of our directors is entitled to any severance compensation in the event of dismissal from office, except for unpaid portions related to prior years.  Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Gary R. Garrabrant.  Mr. Garrabrant is the chief executive officer and co-founder of Equity International and executive vice-president of Equity Group Investments, LLC (EGI), the privately held investment company founded and led by Sam Zell. Mr. Garrabrant joined EGI in 1996 and founded Equity International with Mr. Zell in 1999. Mr. Garrabrant is a director of Equity International, and is the former vice chairman and director of Homex and a former director of NH Hoteles (MSE:NHH). Previously, Mr. Garrabrant was involved in the creation of Capital Trust (NYSE:CT) where he served as vice chairman and director, and in the formation of Equity Office Properties Trust. Prior to joining EGI, he co-founded Genesis Realty Capital Management and was a managing director in the real estate investment banking division of Chemical Bank and in a similar role with The Bankers Trust Company. Mr. Garrabrant is a member of the University of Notre Dame's Mendoza College of Business Advisory Council and the Real Estate Advisory Board at

Cambridge University. Mr. Garrabrant holds a bachelor’s degree in finance from the University of Notre Dame and completed the Dartmouth Institute at Dartmouth College.   He is currently the chairman of our board of directors, and his current term commenced on April 4, 2008. He is also a member of the Investment Committee and Compensation Committee. His business address is Two North Riverside Plaza, Suite 1700, Chicago, Illinois, 60606, United States.

Caio Racy Mattar.  Mr. Mattar is currently the investment and construction officer of Companhia Brasileira de Distribuição (CBD- Pão de Açúcar Group).  He is also a member of the board of directors of Sendas Distribuidora S.A. and Paramount Têxteis Indústrias e Comércio S.A. Mr. Mattar holds a bachelor’s degree in civil engineering and a master’s degree in business administration from the London Business School.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008. He is also a member of the Compensation Committee and Nomination and Corporate Governance Committee.  His business address is Av. Nações Unidas No. 8,501, 19th floor 05425-070 - São Paulo, SP - Brazil.

Richard L. Huber.  Mr. Huber is an investor in different companies from various segments, especially in South America.  He is currently the chairman of Antarctic Shipping, a Chilean company that operates maritime cruises in the Antarctic, and a director of, and an investor in, Viña San Rafael in Chile, Covanta Energy Corporation, American Commercial Barge Line, and other companies in the United States. Mr. Huber holds a bachelor’s degree in chemistry from Harvard University.  He started his career as a trainee at First National Bank in 1959.  He has worked for more than 40 years at Aetna Inc. in its financial area and as its chief executive officer and chairman, and left Aetna Inc. in 2000. He was also a member of the board of directors of many United States and Latin American companies.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  He is also member of the Audit Committee and the Nomination and Corporate Governance Committee. His business address is 139 W. 78th Street, 10024, New York, New York, United States.

Thomas J. McDonald.  Mr. McDonald is chief strategic officer of Equity International. Mr. McDonald has been associated with the Company since its inception in 1999.  He is a director of several of Equity International’s portfolio companies, including Gafisa (NYSE:GFA, BZ:GFSA3), Construtora Tenda (BZ:TEND3), BR Malls (BZ:BRML3), Parque Arauco (CI:PARAUCO), and AGV Logística. Prior to Equity International, Mr. McDonald was with Anixter International, a global provider of network infrastructure solutions and services. Prior to joining Anixter in 1992, Mr. McDonald was based in Mexico City with Quadrum S.A. de C.V., a Latin American finance company.  Mr. McDonald holds a bachelor’s degree in international relations and Spanish from the University of Notre Dame and a master’s degree in business administration from the University of Chicago's Graduate School of Business.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  He is also member of the Investment Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. His business address is Two North Riverside Plaza, Suite 1700, Chicago, Illinois, 60606, United States.

Gerald Dinu Reiss. Mr. Reiss is the founder and the officer of the business consulting firm Reiss & Castanheira Consultoria e Empreendimentos Ltda. since 1987. He was the Planning and Controlling Officer of Grupo Ultra from 1980 to 1986 and member of its Executive Committee as of 1984. Professor of Business Planning of Escola de Administração de Empresas de São Paulo at Fundação Getulio Vargas from 1974 to 1986. Mr. Reiss was also a member of the Board of Directors of various Brazilian companies, as CAEMI, Petrobrás S.A., Petrobrás Distribuidora S.A, COMERC and Grupo Pão de Açúcar. Mr. Reiss holds a bachelor’s degree in electric engineering from Escola Politécnica da Universidade de São Paulo and a PHD in Business Administration from California University, Berkeley, USA. He is currently a member of our board of directors, and his current term commenced on April 14, 2008. He is also member of the Audit Committee. His business address is Rua Cordeiro Galvão, 301, 05450-020 – São Paulo, SP – Brazil.

José Ecio Pereira da Costa Junior.  Mr. Pereira is currently head of the Administrative Council of IBEF – PR Instituto Brasileiro dos Executivos de Finanças do Paraná. He started his auditing career in 1974 and became in 1986 partner of Arthur Andersen & Co. In June 2002 he was admitted as an audit partner at Deloitte Touche Tohmatsu in Brazil. Mr. Pereira is also the founder of the business consulting firm JEPereira Consultoria em Gestão de Negócios. Mr. Pereira holds a bachelor’s degree  in  business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu. He is currently a member of our board of directors and the chairman of our Audit Committee, and his current term commenced on April 30, 2009. His business address is Av. República Argentina, 665, No. 906/907, 80240-210 – Curitiba, PR – Brazil.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Wilson Amaral de Oliveira	56	Chief Executive Officer	December 22, 2006	December 31, 2009
Alceu Duilio Calciolari	46	Chief Financial Officer and Investor Relations Officer	December 22, 2006	December 31, 2009
Antônio Carlos Ferreira Rosa	37	Officer	December 22, 2006	December 31, 2009
Mário Rocha Neto	51	Officer	December 22, 2006	December 31, 2009
Odair Garcia Senra	62	Officer	December 22, 2006	December 31, 2009

None of our executive officers is entitled to any severance compensation in the event of dismissal from office, except the unpaid portions related to prior years.  The business address of each of our executive officers is Av. Nações Unidas No. 8,501, 19th floor , 05425-070 - São Paulo, SP – Brazil.

The following is a summary of the business experience and principal outside business interests of the current members of our board of executive officers.

Wilson Amaral de Oliveira.  Mr. Amaral is currently our chief executive officer, and his current term commenced in December 2006, and he is the president of the board of directors of Construtora Tenda S.A.  He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a marketing certificate from ESPM.  Previously, he was a member of the board of directors and officer of Playcenter S.A., a member of the board of officers of Hopi Hari S.A. and of the fiscal council of Lojas Americanas S.A., an officer of Artex Ltda., as well as sales and marketing officer of Fundição Tupy S.A., Tupy Tubos e Conexões Ltda.  and CLC Alimentos Ltda.  He was also a member of the executive board of directors of Americanas.com S.A., Kuala Ltda.  (successor of Artex Ltda.), Toalia S.A. and ABC Supermercados S.A. Mr. Amaral was also the managing partner of Finexia, country manager of DHL Worldwide Express do Brasil Ltda. and managing director of Tupi Perfis S.A.

Alceu Duilio Calciolari.  Mr. Calciolari is currently our chief financial officer and investor relations officer, and his current term commenced in December 2006 and he is the vice president of the board of directors of Construtora Tenda S.A.  He holds a bachelor’s degree in business administration from Faculdades Metropolitanas Unidas and a master’s degree in controllership from Pontifícia Universidade de São Paulo.  Mr. Calciolari started his career as a trainee at ABN AMRO Real S.A. in 1978 and worked as an auditor, from 1983 to 1996, at Arthur Andersen LLP.  He was also chief finance officer at Tupy S.A., from 1996 to 1998, and ALL—America Latina Logística S.A., from 1998 to 2000.  Mr. Calciolari has been our chief financial officer since 2000.

Antônio Carlos Ferreira Rosa.  Mr. Rosa is currently our executive officer responsible for new developments, and his current term commenced in December 2006.  He holds a bachelor’s degree in civil engineering from Universidade de São Paulo.  He joined Gafisa in 1995 as an intern, holding several positions, including construction manager and development manager.

Mário Rocha Neto.  Mr. Rocha Neto is currently our operations executive officer, and his current term commenced in December 2006.  He holds a bachelor’s degree in civil engineering from the Polytechnical School of the Universidade de São Paulo.  Mr. Rocha Neto joined the former Gomes de Almeida in 1978 as an intern.  He was also a member of the management of Y. Takaoka Empreendimentos S.A. and, from 2003 to 2004, a member of the São Paulo Construction Union.

Odair Garcia Senra.  Mr. Garcia Senra is currently our executive officer responsible for institutional relations, and his current term commenced in December 2006.  He holds a bachelor’s degree in civil engineering from the civil engineering school of Mauá.  Mr. Garcia Senra joined the former Gomes de Almeida in 1970 as an intern, and he has worked as a construction engineer, a construction manager and a construction officer.  He was also a professor at the Civil Engineering School of Mauá in 1972, and officer of Secovi—Sindicato de Compra e Venda de Imóveis in São Paulo.

Our Relationship with our Executive Officers and Directors

As of December 31, 2008, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2008, our board of officers in the aggregate held 0.99% of our share capital and our board of directors in the aggregate held less than a 1% direct or indirect interest in our share capital. Also, as of December 31, 2008, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers.  In none of these cases, as of the referenced date, were the interests held material.  In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

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

In 2006, the aggregate compensation of the members of our board of directors and our consulting committees totaled R$800 thousand. For 2007, the aggregate compensation of the members of our board of directors and our consulting committees totaled R$867 thousand. For 2008, the aggregate compensation of the members of our board of directors and our consulting committees totaled R$916 thousand.

For each of 2006, 2007 and 2008, the aggregate compensation we paid to our executive officers totaled R$4.6 million, R$4.6 million and R$4.1 million, respectively. 50% of our employee compensation is determined based on the attainment of certain corporate goals.

For 2009, the shareholders have established R$7.8 million as the aggregate compensation to be paid to members of the board of directors, the board of officers and the committees.

C.           Board Practices

General Information

We are managed by a board of directors consisting of at least five and a maximum of seven directors and a board of officers consisting of at least two and a maximum of seven officers.  Our directors are elected for a two-year term and our executive officers are elected for a three-year term.  Reelection of officers and directors is permitted.  We also have a fiscal council, which is currently not installed as a permanent body, an investment committee, an audit committee, a compensation committee, a nominating and corporate governance committee, a finance committee, and ethics committee. See “Item 6.A. Directors and Senior Management.”

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

Under Brazilian corporate law, a company’s board of directors must have at least three members, and each of the members of the board of directors must be a shareholder of the company, although there is no requirement as to the minimum number of shares that an individual must hold in order to serve as a director.  Our bylaws provide for a board of directors of at least five and a maximum seven members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado.  Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require, in a board of directors that has six members, only one member needs to be an independent director, our current board of directors has four independent members.

Paragraph 4 of Article 141 of Brazilian corporate law provides that shareholders with at least 10% of a company’s total voting capital stock may request the adoption of the multiple voting procedure for the election of the board of directors, even where there is no provision for this in the company’s bylaws.  The multiple voting procedure grants each share as many votes as the number of board members, and allows shareholders to allocate either all of their votes to a single candidate or to distribute their votes among several candidates.

All the voting proceedings discussed in the previous paragraphs currently apply to our company.

As prescribed by CVM Instruction No. 282, of June 26, 1998, the minimum voting capital percentage required for the adoption of the multiple voting procedure in publicly-held companies may be reduced as a result of the amount of its capital stock.  This minimum percentage may vary from 5% to 10% depending on the amount of our capital stock, as prescribed in the aforementioned CVM instruction.  Based on the current amount of our capital stock, shareholders representing 5% of our total capital stock may request the adoption of the multiple voting procedure in order to elect the members to our board of directors.  If the adoption of the multiple voting procedure is not requested, directors are elected by a majority vote of our shareholders, and such shareholders who, individually or collectively, represent at least 10% of our shares, are entitled to appoint, in a separate vote, a director and its alternate.

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our board of officers must comply, by means of the execution of a management compliance statement, with obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado, including, but not limited, to: (1) any shareholder that becomes our controlling shareholder, or becomes part of our controlling group, must comply, by means of executing of the controlling shareholder compliance statement, with the obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado; (2) any indirect controlling shareholder of our company must fully comply with the obligations established in the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules, the Listing Rules of the Novo Mercado, Brazilian corporate law, Brazilian Securities Regulations and our bylaws; (3) use best efforts to ensure that our shares are widely held through public share offerings; (4) re-establish the minimum percentage of outstanding floating stock; (5) inform BOVESPA with respect to the trading of the securities held by our controlling shareholders; (6) comply with the rules imposed on our directors in the event our public company registration with the CVM is cancelled; and (7) comply with rules and regulations applicable in the event of the delisting of our company from the Novo Mercado.

Board of Officers

Under Brazilian corporate law, a company’s board of officers must have at least two members, and each of such members must be a resident in Brazil but is not required to be a shareholder of the company.  Furthermore, no more than one-third of our directors may serve as members of our board of officers at any given time.

The members of our board of officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors.  Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for three-year terms, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers.  Currently our executive officers are made up of a chief executive officer, a chief financial and investor relations officer and  three other executive officers without a specific designation.

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

Audit Committee

Our directors have established an Audit Committee that convenes as often as it determines is appropriate to carry out its responsibilities, but at least quarterly. The Audit Committee is currently comprised of Jose Ecio Pereira da Costa

Junior, Richard L. Huber and Gerald Dinu Reiss, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald Dinu Reiss are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act and our Audit Committee fulfills the other requirements of Rule 10A-3 of the SEC and NYSE Rule 303A. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

Fiscal Council

Under Brazilian corporate law, the fiscal council is a corporate body independent from the management of the company and its external auditors.  The fiscal council may act either as a permanent or non-permanent body and whenever installed, must consist of no less than three and no more than five members.  The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements and to report its findings to the shareholders of the company.  The fiscal council is not equivalent to an audit committee as contemplated by the Securities Exchange Act, as amended.  According to CVM Resolution No. 324/00 and taking into consideration our corporate capital, our fiscal council, a non-permanent body, must be established at a shareholders’ general meeting upon the request of shareholders representing at least 2% of the shares with voting rights, and its members shall remain in office until the annual general shareholders’ meeting of the year following their election. Each member of the fiscal council is entitled to receive compensation in an amount equal to at least 10% of the average amount paid to each executive officer (excluding benefits and profit sharing).

Individuals who are also employees or members of the administrative bodies of our company, of companies controlled by us, or of companies forming a group of companies with us (pursuant to Chapter XXI of Law No. 6,404/76), as well as spouses or relatives of our management, cannot serve on the fiscal council.

Our by-laws provide for a non-permanent fiscal council composed of three members, which can be formed and have its members elected at the shareholders’ general meeting, as requested by the shareholders, in the events set forth by Brazilian corporate law.  After the fiscal council is formed, its members would remain in office until the annual general shareholders’ meeting of the year following their election. When in operation, our fiscal council consists of three members, and its compensation is set at the shareholders’ general meeting that elects them.

Currently, we do not have a fiscal council in operation and therefore no member has been appointed.  We have established an audit committee. See “Item 6.C. Director, Senior Management and Employees—Board Practices—Audit Committee.”

Investment Committee

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

Finance Committee

Our directors have established a Finance Committee composed of three members; currently, they are Wilson Amaral de Oliveira, our Chief Executive Officer, Alceu Duilio Calciolari, our Chief Financial Officer and Investor Relations Officer and Fernando Cesar Calamita, our Planning and Controlling Officer. This committee evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

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

Majority of Independent Directors

NYSE Rule 303A.01 provides that each NYSE-listed company must have a majority of independent directors.  According to the Novo Mercado listing rules and our by-laws, we are required to have at least 20% of our board of directors represented by independent directors. Notwithstanding this, the majority of our board members qualify as independent directors under NYSE rules.

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

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law.  However, our board of directors formed such a committee to consider and periodically report on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develop and recommend governance principles applicable to us. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. If the shareholders only determine the total compensation, it is incumbent upon the board of directors to establish the individual amounts. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Although we are not required under Brazilian law to have an audit committee, we formed such a committee, which complies with NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC, with the following responsibilities:

•	Pre-approve services to be provided by our independent auditor;

•	Choose and oversee the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing any other service;

•	Review auditor independence issues and rotation policy;

•	Supervise the appointment of our independent auditors;

•	Discuss with management and auditors major audit issues;

•	Review financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	Review our annual report and financial statements;

•	Provide recommendations to the board on the audit committee’s policies and practices;

•	Review recommendations given by our independent auditor and internal audits and management’s responses;

•	Evaluate the performance, responsibilities, budget and staffing of our internal audit function and review the internal audit plan;

•	Provide recommendations on the audit committee’s bylaws; and

•	Review our Code of Business Conduct and Ethics and the procedures for monitoring compliance with it.

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

D.           Employees

As of December 31, 2008, we had 3,916 employees, 2,778 in the State of São Paulo and 1,138 in the State of Rio de Janeiro.  The table below shows the number of employees for the periods presented:

Period	Operations	Administration & Finance	Business Development	Sales	Other	Total
2008	3,665	115	72	17	47	3,916
2007	642	78	73	14	66	873
2006	337	76	60	14	43	530

Our administrative employees carry out management, accounting, IT, development, sale, legal and construction activities, in addition to negotiating with suppliers.  Our construction site employees focus on management and oversight of our construction workers, a majority of whom is outsourced.  The outsourced employees are hired by the contractors to carry out various tasks on the construction sites. Currently, we estimate that approximately 4,838 outsourced professionals are providing services to us.  There are 3,052 in the State of São Paulo and 1,786 in the State of Rio de Janeiro.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the commencement of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was signed in May 2009, establishing a salary adjustment of 6.7% as of May 2009.  This collective bargaining agreement became effective on May 2009 and will expire on April 30, 2010.  The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO).  As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was signed in March 2009, establishing a salary adjustment of 7.5% as of March 2009.  This collective bargaining agreement became effective in March 2009 and will expire in February 2010. We believe our relations with our employees and unions are good.  Over the last three years, we have not experienced any work stoppage or collective claims proposed by the unions.

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

E.           Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 1.0% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. Also, as of December 31, 2008, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers.  In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Thomas J. McDonald	Director	20,001
Gary R. Garrabrant	Director	50,395
Caio Racy Mattar	Director	1
Richard L. Huber	Director	16,217
Gerald Dinu Reiss	Director	1
Jose Ecio Pereira da Costa Junior	Director	1
Wilson Amaral De Oliveira	Chief Executive Officer	235,000
Alceu Duilio Calciolari	Chief Financial Officer and Investor Relations Officer	347,920
Odair Garcia Senra	Officer	363,733
Antonio Carlos Ferreira Rosa	Officer	88,738
Mario Rocha Neto	Officer	202,399
Total		1,324,406

Stock Option Plans

Our stock option plans seek to: (1) encourage our expansion and success by allowing our directors, executive officers and senior employees to acquire shares of our capital stock in order to encourage their integration with the company; (2) allow us to obtain and retain the services of directors, executive officers and senior employees by offering them the additional benefit of becoming one of our shareholders; and (3) align the interests of our directors, executive officers and senior employees with the interests of our shareholders.

We entered into individual agreements with our employees, directors and executive officers, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plans and the specific conditions set forth in their agreements.

Stock Option Plan – 2000 to 2002

In 2002, our shareholders ratified the terms and conditions of our stock option plan.  A standard stock option plan to grant subscription rights related to our preferred shares was approved by our board of directors at a meeting held on April 3, 2000.  As a result of our entry in the Novo Mercado segment of the BOVESPA, our preferred shares were converted into common shares, and therefore all stock options relating to this stock option plan currently grant subscription rights related to our common shares.

As of the date of this annual report, options to purchase 2,145,000 shares of our common shares have been issued to employees, directors and executive officers pursuant to this stock option plan agreement. Of these shares, 1,958,700 shares have been acquired or expired pursuant to such agreements.

Stock Option Plan – 2006

In view of our entry in the Novo Mercado segment of the BOVESPA, and in order to protect the rights of the beneficiaries of the existing stock option plan, we decided to maintain the existing stock option plan. In addition, on February 3, 2006, our shareholders approved a new stock option plan. Under the 2006 stock option plan, our board of directors may release further programs on a regular basis of options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2006 stock option plan.  Such new programs would grant our managers and senior employees the right to subscribe and/or acquire our shares for a set price, under terms and conditions laid down in stock option plan agreements entered into with each participant.

As of the date of this annual report, options to purchase 6,065,040 shares of our common shares have been issued to employees, directors and executive officers pursuant to this stock option plan agreement. Of these shares, 433,095 shares have been acquired or expired pursuant to such agreements.

Stock Option Plan – 2008

We approved a new stock option plan on June 18, 2008 during a special shareholders’ general meeting. Under the new stock option plan, our board of directors may create additional programs on a regular basis for options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2008 stock option plan.

Under this new stock option plan, the board of directors may grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular options granted under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the grant date.

As of the date of this annual report, options to purchase 151,189 shares of our common shares have been issued to employees, directors and executive officers pursuant to this stock option plan agreement. The options granted included 108,489 B options.  Of the total options granted, 42,700 have been acquired or expired pursuant to such agreements.

Issuance	Number of Stock Options Issued	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option	Expiration
April 2000	1,050,000	—	R$2.09	April 2009
April 2001	795,000	132,300	R$2.43	April 2010
April 2002	300,000	54,000	R$4.75	April 2011
February 2006	1,020,040	861,092	R$18.50	February 2014
February 2006	1,500,000	1,240,800	R$5.01	February 2014
February 2007	1,525,000	1,510,053	R$30.58	February 2015
May 2008	2,020,000	2,020,000	R$31.81	May 2016
June 2008	151,189	108,489	R$31.81	May 2011

(Exercise prices are adjusted according to the dividends paid and the IGP M inflation index plus an annual interest rate of 3% to 6%.)

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The following table sets forth information relating to the ownership of our common shares as of the date of this report, by each holder of 5.0% or more of our common shares and all of our directors and officers as a group, as well as common shares held in treasury. Each holder of common shares has the same rights.

Shareholders	Shares	%
EIP Brazil Holdings, LLC (1) (2)	18,229,607	13.7
Marsico Capital	13,636,367	10.2
Morgan Stanley (4)	12,076,326	9.1
FMR LLC (Fidelity) (3)	7,806,682	5.9
EI Fund IV Pronto, LLC (1) (2)	6,600,000	4.9
Directors and officers (5)	1,324,406	1.0
Other shareholders	70,569,958	52.9
Treasury shares	3,124,972	2.3
Total	133,368,318	100.0

(1)	Affiliate of Equity International.

(2)
Based on information filed jointly by EIP Brazil Holdings, LLC (“EIP Brazil”), EI Fund II, LP (“EI Fund II”), EI Fund II GP, LLC (“EI Fund II GP”), EI Fund IV Pronto, LLC (“EI Pronto”), EI Fund IV, LP (“EI Fund IV”), EI Fund IV GP, LLC (“EI Fund IV GP”) and Equity International, LLC (“EI”) with the SEC on October 21, 2008. 18,229,607 common shares are owned directly by EIP Brazil. EIP Brazil is wholly owned by EGB Holdings, LLC, which is owned 99.9% by EI Fund II. EI Fund II GP is the general partner of EI Fund II. EI Fund II and EI Fund II GP may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil. 3,300,000 ADSs representing 6,600,000 common shares are owned directly by EI Pronto. EI Pronto is wholly owned by EI Fund IV and EI Fund IV GP is the general partner of EI Fund IV. EI Fund IV and EI Fund IV GP may be deemed to have beneficial ownership of the shares owned directly by EI Pronto. Each of EI Fund II GP and EI Fund IV GP is indirectly wholly owned by EI and EI may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil and EI Pronto.

(3)
Based on information filed by FMR LLC with the SEC on February 17, 2009. Fidelity Management & Research Company, a wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 7,804,590 common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(4)
Based on information filed jointly by Morgan Stanley and Morgan Stanley Investment Management Inc. with the SEC on February 17, 2009. The securities being reported on by Morgan Stanley as a parent holding company are owned, or may be deemed to be beneficially owned, by Morgan Stanley Investment Management Inc., an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) of the Securities Exchange Act, as amended. Morgan Stanley Investment Management Inc. is a wholly-owned subsidiary of Morgan Stanley.

(5)
Does not include shares that may be purchased pursuant to outstanding stock option plans except for shares subject to options that are currently exercisable or exercisable within 60 days of the date of this annual report.

Approximately 49% of our total common shares outstanding are held by investors in Brazil. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

B.           Related Party Transactions

Other than arrangements which are described in “Item 6.A. Directors, Senior Management and Employees— Directors and Senior Management— Our Relationship with our Executive Officers and Directors” and the transaction described below, since January 1, 2006, there has not been, and there is not currently proposed, any material transaction or series of similar transactions to which we were or will be a party in which any director, executive officer, holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect interest.

Under Brazilian corporate law, our directors and executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and under conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2008, 2007 and 2006, we had current accounts receivable related to real estate ventures of R$60.5 million, R$17.9 million and R$47.3 million, respectively.

As of and for the years ended December 31, 2006, 2007 and 2008, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2008, we were a party to 581 civil actions, totaling R$192.7 million. Of these actions, we were the plaintiff in 261 actions and the defendant in 1,664 actions, with aggregate amounts of R$32.2 million and R$237.9 million, respectively. For three of the claims where we are the defendant, the plaintiffs are seeking an aggregate amount of R$48.0 million.  As of December 31, 2008, we have filed defenses to these claims.  While we believe these claims are unfounded, we are of the view that the likelihood of loss is possible. In two of the three claims, our liability is limited because there are three other defendants. The third claim involves an amount of R$28.0 million of the proceeds from our Brazilian initial public offering that was withheld in an escrow deposit attached by court order to guarantee a writ of execution.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2008, the provision for our civil claims amounted to R$27.8 million.

Environmental Claims

On August 27, 2004, the Federal Public Prosecution Office filed a Public Civil Action against us and others, including the Superintendência Estadual de Rios e Lagoas, or SERLA, which is responsible for managing the water resources of the State of Rio de Janeiro, alleging intervention in a permanent preservation area.  The Federal Public Prosecution Office sought indemnification payment of R$1.0 million to repair the damaged area, as well as penalties for the damages caused to the environment.  We are currently not able to estimate the amounts to be paid in this claim.

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

As of December 31, 2008, we have made no provisions for environmental claims.

Tax Claims

On December 31, 2008, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$108.5 million. As of December 31, 2008, the provision for tax liabilities amounted to R$19.6 million.  In addition, we have deposited R$4.5 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

We have challenged the constitutionality of the monthly payments to and the amendment of the tax basis for payment of the Social Integration Program Contribution (Contribuição para o Programa de Integração Social), or PIS, as determined by Laws No. 9,715/98 and No. 9,718/98. We obtained a partially favorable first level decision in the case and have not paid R$8.0 million to the tax authorities. Although we believe that an unfavorable final outcome is unlikely, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities, in accordance with Brazilian regulation.

We are also challenging the constitutionality of the amendment of the tax basis and rate increase for payment of the Contribution for Social Security Financing (Contribuição para o Financiamento da Seguridade Social), or COFINS, as determined by Law No. 9,718/98. We obtained a partially favorable first level decision in the case and have not paid R$3.5 million, which amount is fully accrued. We believe that an unfavorable final outcome is unlikely with respect to the amendment of the contribution calculation basis and probable with respect to the rate increase. However, we recorded the taxes under dispute in our consolidated financial statements as taxes and contributions in our current liabilities.

As a result of our business combination with Tenda, we became party to a proceeding challenging the inclusion of revenues from the sale of real estate in the tax basis for payment of the COFINS, as determined by Law No. 9,718/98. A final decision was rendered unfavorably against Tenda and the payment due in connection with this proceeding will be withdrawn by the federal government.

We are party to two tax claims arising from tax assessments filed by the Brazilian Federal Revenue Service—SRF, because we deducted expenses that were considered non-deductible by the authorities from the IRPJ (Corporate Income Tax) and CSLL (Social Contribution on Net Income) calculation basis in fiscal years 1998 and 1999.  The lower administrative court has rendered an unfavorable decision for the fiscal year 1999 claim.  We filed an administrative appeal, but have not been notified of a final administrative decision. With respect to the fiscal year 1998 claim, the administrative court issued a partially favorable decision. We filed an appeal secured by a bank guarantee. We are awaiting the first level decision. If it is unfavorable, we plan to appeal the decision. Although we believe it is possible that our position will not prevail, we do not believe loss is probable. We believe we are more likely than not to prevail on this claim in court because we will have an opportunity to provide further evidence in our favor that was not presented at the administrative level.  Such further evidence includes the investigation of our books by a court-appointed expert which was not permitted at the administrative proceedings.  In addition, our argument that the tax claim was inappropriate is based on the position that the tax authorities erroneously re-characterized our service agreement with a third party as a purchase and sales agreement and disallowed the deduction of expenses from the IRPJ and CSLL tax bases based on this re-characterization of the agreement.  We will rely on prior court rulings that have rejected similar attempts by tax authorities to impose taxes by re-characterizing leasing agreements as purchase and sales agreements.  In those prior cases, the appeals court concluded that such re-characterization of the agreements was inappropriate and annulled the tax claims.  In the opinion of management, this matter is a contingent liability that arises from an interpretation of the tax authorities with which we disagree and is not a tax obligation.  Based on the foregoing, management has determined not to record the amount at this time.  We are still awaiting for the higher administrative court’s final decision on the fiscal year 1999 claim.  If this administrative decision is unfavorable, we intend to file an appeal as we did for fiscal year 1998.  The aggregate amount involved in these two claims is R$16.5 million, including interest, penalties and legal fees, which do not include attorney’s fees.

Several municipalities charge a municipal tax on construction on an arbitrated basis, which varies depending on the characteristic of the construction. We have challenged the calculation of the arbitrated basis on several of our developments under construction and have filed lawsuits against the municipality of São Paulo. In these proceedings, we deposited R$5.3 million with the courts and we are awaiting a first level decision. In addition, the municipalities of Rio de

Janeiro and Santo Andre have issued tax assessments against us.  We have filed administrative defenses and are awaiting first level administrative decisions. The total amount involved in these proceedings is R$9.0 million.

We are party to several proceedings regarding the “non-cumulative systematic” calculation and payment of the PIS and COFINS, as determined by Law No. 10,637/02. The total amount involved in these proceedings is approximately R$14.0 million. Our legal counsel in connection with these proceedings believes that an unfavorable final outcome is unlikely.

In addition, we have requested payment in installments for amounts not collected of the PIS and COFINS for the period from March 2004 to April 2005. The last installment payment is scheduled for January 2011. As of December 31, 2008, such installment plan had been deferred and an amount of R$7.2 million is fully accrued as accounts payable. An additional installment plan was granted to Tenda for amounts not collected of the IRPJ, CSLL, PIS and COFINS for the period from 2004 to 2006. The last installment payment is scheduled for April 2012. As of December 31, 2008, the amount due is R$9.0 million.

As a result of our acquisition of Alphaville, we have become party to administrative and judicial tax claims relating to the Excise Tax (Imposto Sobre Produtos Industrializados), or IPI, and the State Value Added Tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, regarding Alphaville’s alleged failure to pay taxes on its import of two aircrafts.  The amount involved in these claims is R$37.6 million and the amount that was deposited with the court was R$1.3 million.  These amounts are in proportion to our stake in Alphaville. Alphaville is waiting for the final decision by the courts on these proceedings. According to our acquisition agreement of Alphaville, the selling shareholders must reimburse any loss suffered by us or Alphaville arising from acts occurring before January 8, 2007, including the claims set forth above. As of December 31, 2008, we recorded a provision of R$16.7 million for this claim.

Labor Claims

As of December 31, 2008, we were a defendant in approximately 1,871 labor claims resulting from our ordinary course of business, of which approximately 97% were filed by outsourced workers and approximately 3% were filed by our former employees.  The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. On December 31, 2008, the total value involved in the labor claims filed against us was approximately R$45 million.  As of December 31, 2008, the provision for labor claims amounted to R$10.0 million.

Dividend Policy

The amount of any of our distributions of dividends and/or interest on shareholders’ equity will depend on a series of factors, such as our financial conditions, prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other issues our board of directors and our shareholders may consider relevant, as discussed below. Our board of directors has recommended that we pay the mandatory 25% dividends on shareholders’ equity for the fiscal year 2008.

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose to our shareholders how our earnings of the preceding fiscal year are to be allocated.  For purposes of Brazilian corporate law, a company’s income after federal income tax for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to debentures, employees’ and management’s participation in earnings and founders’ shares, represents its “net income” for such fiscal year.  In accordance with Brazilian corporate law, an amount equal to the company’s “net income” may be affected by the following:

•	reduced by amounts allocated to the legal reserve;

•	reduced by amounts allocated to any statutory reserve;

•	reduced by amounts allocated to the contingency reserve, if any;

•	reduced by amounts allocated to the tax incentives reserve;

•	reduced by amounts allocated to the investment reserve;

•	increased by reversals of contingency reserves recorded in prior years; and

•	increased by amounts allocated to the investment reserve, when realized and if not absorbed by losses.

Our calculation of net profits and allocation of funds to our reserves for any fiscal year are determined on the basis of our audited unconsolidated financial statements for the immediately preceding fiscal year.

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) revenue reserves and (2) capital reserve.

Revenue Reserves

Our revenue reserves consist of the following:

•
Legal Reserve.  Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of the reserve equals 20% of our share capital.  However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital.  The amount of our legal reserve must be approved by our annual general shareholders’ meeting and may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2008, our legal reserve amounted to R$21.1 million.

•
Statutory Reserve.  Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws.  The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount.

According to our by-laws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our subsidiaries and jointly-controlled entities by, among other things, subscribing for capital increases, creating new projects or participating in consortia.  This investment reserve may not exceed 80% of our corporate capital.

As of December 31, 2008, our statutory reserve amounted to R$159.2 million.

•
Contingency Reserve.  Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years.  Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income.  Any amount so allocated in a prior year either must be reversed in the year in which the loss had been anticipated, if the loss does not occur as projected, or charged off in the event that the anticipated loss occurs.  The allocations to the contingency reserve are subject to the approval of our shareholders in a shareholders’ general meeting. As of December 31, 2008, there was no amount allocated to a contingency reserve.

•
Investment Reserve.  Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve.  Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year.  All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2008, our investment reserve amounted to R$38.5 million.

•
Retained Earnings Reserve.  Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders.  If such budget covers more than one fiscal year, it might be reviewed annually at the shareholders’ general meeting.  The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2008, there was no amount allocated to our retained earnings reserve.

Capital Reserves

The capital reserve is formed by (a) amounts received by shareholders in excess of the par value of shares issued (premium on capital stock), as well as the part of the issue price of the shares with no par value that exceeds the amount intended to form the capital stock; and (b) proceeds from the sale of founders’ shares and subscription warrants. Under Brazilian corporate law, capital reserve may only be applied to: (1) absorb losses that exceed accumulated earnings and revenue reserves; (2) redeem, reimburse or buy our own shares; and (3) increase our share capital.

As of December 31, 2008, our capital reserve amounted to R$134.3 million.

Mandatory Distribution of Dividends

Brazilian corporate law generally requires that the bylaws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends or as interest on shareholders’ equity, also known as the mandatory distribution.

The mandatory distribution is based on a percentage of adjusted net income, rather than a fixed monetary amount per share.  Under our bylaws, at least 25% of our net income, as calculated under Brazilian GAAP and adjusted under Brazilian corporate law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory dividend.  Adjusted net income means the distributable amount before any deductions for profit retention and statutory reserves.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our shareholders’ general meeting that the distribution would be inadvisable in view of our financial condition.  Such suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal council if it is in place at the time.  In the case of publicly held companies, the board of directors must file a justification for such suspension with the CVM within five days of the relevant shareholders’ general meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Payment of Dividends

We are required by Brazilian corporate law and our by-laws to hold an annual general shareholders’ meeting within the first four months following the end of each fiscal year, at which time, among other things, the shareholders have to decide on the allocation of the results from the preceding year and on the payment of dividends based on our financial results from the previous fiscal year.

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

Our board of directors may declare interim dividends to be deducted from the retained earnings or profit reserves in our semi-annual or annual financial statements.  In addition, our board of directors may pay dividends from our net income based on our net income registered on semi-annual or quarterly balance sheet.  The dividends paid in each semester or quarter may not exceed the amounts accounted for in our capital reserve accounts.  Any payment of interim dividends may be set off against the amount of mandatory dividend relating to the net profit earned in the year in which the interim dividends were paid.

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

Interest on Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as a deductible expense for Brazilian income tax purposes and, from 1997, for social contribution purposes.  The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities.  Payment of such interest may be made at the discretion of our board of directors.  The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

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

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend.  Any payment of interest with respect to the common shares is subject to income tax at the rate of 15% (or 25%, in the case of a shareholder domiciled in tax haven jurisdictions). Countries that have no income tax, have income tax rates lower than 20% or whose legislation does not allow access to shareholder information of corporate structures are considered tax haven jurisdictions.

If a payment of interest on shareholder’s equity is recorded at net value as part of a mandatory dividend, we will pay the income tax on behalf of our shareholders at the time the payment is distributed.  Otherwise, the income tax will be paid by the shareholders, subject to our obligation to retain and collect taxes on the payment.

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

History of Payment of Dividends and Interest on Shareholders’ Equity

In 2007, we distributed dividends in the total amount of R$11.0 million, or R$0.11 per share, for fiscal year 2006. Dividends for fiscal year 2007, in the amount of R$27.0 million, or R$0.21 per share, were proposed by management and approved at our Annual General Shareholders Meeting held on April 4, 2008. In 2009, we will distribute dividends in the total amount of R$26.1 million, or R$0.20 per share, for fiscal year 2008, on dates to be set by our board of directors.

B.           Significant Changes

None.

ITEM 9.                      THE OFFER AND LISTING

A.           Offer and Listing Details

Our common shares started trading on the BOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2006 (2)	—	—	—	35.20	17.70	430,555
December 31, 2007	40.50	23.10	418,005	35.61	22.50	897,085
December 31, 2008	46.50	5.41	930,018	38.26	6.86	1,238,592

Quarter
First quarter 2007 (3)	27.77	24.89	1,164,963	35.30	25.70	466,779
Second quarter 2007	35.32	24.65	310,953	34.02	25.25	889,111
Third quarter 2007	35.09	23.10	405,016	33.41	22.50	1,141,404
Fourth quarter 2007	40.50	30.00	407,786	35.61	27.01	1,089,472
First quarter 2008	41.50	29.96	771,929	34.60	25.50	1,128,515
Second quarter 2008	46.50	33.36	969,276	38.26	27.50	995,435
Third quarter 2008	35.59	20.97	890,823	28.20	19.90	1,206,926
Fourth quarter 2008	24.60	5.41	1,080,111	23.79	6.86	1,621,471
First quarter 2009	12.11	7.33	674,687	13.23	8.69	1,885,703

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Month
December 2008	9.26	6.36	591,131	10.50	7.70	1,433,820
January 2009	12.11	8.58	683,844	13.10	10.10	1,215,924
February 2009	11.72	8.26	671,193	13.23	9.91	1,724,356
March 2009	10.47	7.33	669,380	11.86	8.69	2,724,900
April 2009	17.92	10.91	779,236	19.60	12.41	2,267,110
May 2009	19.73	16.44	771,136	20.90	17.20	2,687,006

(1)	Average number of shares traded per day.

(2)	Our common shares started trading on the BOVESPA on February 17, 2006.

(3)	The ADSs started trading on the NYSE on March 16, 2007.

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

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BOVESPA fall below the limits of approximately 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BOVESPA, had a market capitalization of US$1.4 trillion as of December 31, 2007 and an average daily trading volume of US$2.6 billion for 2007. In comparison, the NYSE had a market capitalization of US$30.5 trillion as of December 31, 2007 and an average daily trading volume of approximately US$141 billion for 2007. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. See “Item 10.B. Additional Information—Memorandum and Bylaws—Disclosure Requirements.”

Under Brazilian corporate law, a corporation is either public, as we are, or closely held. All public companies are registered with the CVM and are subject to reporting requirements. Our common shares are listed on Novo Mercado segment of the BOVESPA.

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

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should obtain the authorization with the Central Bank and begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected after obtaining Central Bank’s authorization. Please refer to “Item 10.E. Additional Information—Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

D.           Selling Shareholders

Not applicable.

E.           Dilution

Not applicable.

F.           Expenses of the Issue

Not applicable.

ITEM 10.                    ADDITIONAL INFORMATION

A.           Share Capital

Not applicable.

B.           Memorandum and Bylaws

Registration

We are currently a publicly-held company incorporated under the laws of Brazil, registered with the Board of Trade of the State of São Paulo (JUCESP) under NIRE 35300147952 and with the CVM under No. 01610-1, and enrolled with the Brazilian Taxpayer’s Authorities under CNPJ/MF No. 01,545,826/0001-07.

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and develop any type of real estate project, whether our own or that of a third party, in the latter case as a contractor or agent; (2) purchase and sell any type of real estate; (3) perform civil construction and provide civil engineering services; and (4) develop and implement marketing strategies for any type of real estate project, whether our own or that of a third party.

Issued Share Capital

As of the date of this annual report, our share capital was R$1,231.9 million, all of which was fully subscribed and paid-in.  Our share capital is comprised of 133,368,318 registered, book-entry common shares, without par value.  Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 200,000,000 common shares without the need of specific shareholder approval.  Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting.  Pursuant to the agreement entered into with the BOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006.  In order to delist our shares from the Novo Mercado, we must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market.  See “—Issued Share Capital—Delisting from the Novo Mercado.”  In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights.  The main rules relating to the Novo Mercado, and that the company is subject to, are summarized below.

According to CMN Resolution No. 3,456 of June 1, 2007, which governs the investment of funds by private pension funds, shares of companies that adopt differentiated corporate governance practices may represent a higher interest in the investment portfolio of such private pension funds, and are therefore considered significant and attractive investments for the private pension funds, which are large investors in the Brazilian capital market.  This fact might improve the development of the Novo Mercado, benefiting the companies whose securities are traded on the Novo Mercado.

Authorization for Trading on the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market.  Furthermore, the company, among other conditions, shall have signed a Listing Agreement in the Novo Mercado and adapted its bylaws to comply with the minimum requirements of the BOVESPA.  As regards the capital structure, it shall be exclusively divided into common shares, and a minimum free float equal to 25% of the capital stock, shall be maintained by the company.  The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members, of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado.  The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection.  All new members of the board of directors and of the board of officers shall sign a Management Compliance Statement.  Through the Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber and the Listing Rules of the Novo Mercado.

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency.  Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership.  In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder sells its controlling stake.  The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the Fiscal Council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado.  Companies are also required to give more disclosure regarding related party transactions in which a company may be involved.  Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation.  The arbitrations take place before the Market Arbitration Chamber established by the BOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Company Management

We are managed by a board of directors (Conselho de Administração) and a board of officers (Diretoria). See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

Policy for the Trading of Our Securities

On March 4, 2005, our board of directors approved our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•
all trades conducted by us and persons that must comply with the Trading Policy (executive officers, directors, employees and shareholders involved in our management) can only be conducted with the intermediation of certified brokers, according to the list sent to CVM;

•
such persons are also restricted from trading their shares during all periods when the investor relations officer gives notice of a black-out period, and the investor relations officer has no obligation to provide the reason for the black-out period, which will be handled confidentially by its recipients;

•
all our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who has signed the compliance statement and becomes aware of information of a material transaction or event involving our company, are restricted from trading our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback, also through private trading, carried out by us.  This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

•
trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions; and

•
the restrictions of the Trading Policy also apply to our former directors and executive officers (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, and also cover indirect trading carried out by the aforementioned persons.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADS has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Common Shares and the ADSs.”  Pursuant to our bylaws, Brazilian corporate law and the Novo Mercado rules, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares.  See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 9.C. The Offer and Listing—Markets— Investment in Our Common Shares by Non-Residents of Brazil” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company.  Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, or (2) individuals who provide services to us or to companies we control.

Withdrawal Rights

Shareholders who dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition, by our company, of a controlling stake in another company if the acquisition price is outside of the limits established by Brazilian corporate law;

•	a merger of our company into another company, if we are not the surviving entity, or our consolidation with another company; or

•	an approval of our participation in a group of companies (as defined in Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in Brazilian corporate law).

In cases where (1) our company merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. Gafisa is currently part of the IBOVESPA (the BOVESPA index) and has no controlling shareholder. Therefore, its shares are, at present, considered liquid and widely held for the purposes of this paragraph.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting.  We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the 30-day period if the redemption of shares of dissenting or non-voting shareholders would jeopardize our financial stability.  If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders.  If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.  In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

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

Preemptive Rights

Except as provided below, our shareholders have a general preemptive right to participate in any issuance of new shares, convertible debentures and warrants, in proportion to their respective shareholding at such time, but the conversion of debentures and subscription warrants into shares, the granting of options to purchase shares and the issuance of shares as a result of its exercise, are not subject to preemptive rights.  In addition, Brazilian corporate law allows for companies’ bylaws to give the board of directors the power to exclude preemptive rights or reduce the exercise period of such rights with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares, debentures or subscription warrants is effected through a sale on a stock exchange, through a public offering or through an exchange of shares in a tender offer the purpose of which is to acquire control of another company.  Shareholders are allowed to exercise the preemptive rights for a period of at least 30 days following the publication of notice of the issuance of shares, convertible debentures and warrants, and the right may be transferred or disposed of for consideration.

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

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting.  Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our fiscal council, if we eventually form a fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation, if the requisite shareholders request its establishment;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•	resolution upon the destination of our net income and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•
appointment of a financial institution responsible for our valuation, in the event that a tender offer for our common shares is carried out in connection with a corporate transformation or delisting of our common shares from the Novo Mercado;

•	reduction in the percentage of mandatory dividends;

•	participation in a centralized group of companies;

•	change in our core business or corporate purpose;

•	approval of any merger, consolidation with another company or spin-off;

•	approval of any dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•
the right to preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights”;

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law;

•	the right to vote in any shareholders meeting; and

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Withdrawal Rights.”

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

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which in our case is O Estado de São Paulo.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, the CVM may require that the first notice be published 30 days in advance of the meeting.  In addition, upon request of any shareholder, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that the requesting shareholder may become familiar with and analyze the proposal to be voted upon at such meeting.  Such call notice in all circumstances shall contain the agenda for the meeting and, in case of an amendment to our bylaws, a summary of the proposed amendment.

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

Who May Call our Shareholders’ General Meetings

According to Brazilian corporate law, our board of directors may call a shareholders’ general meeting.  Shareholders’ general meetings may also be called by:

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

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•
our fiscal council, if one is in place, if our board of directors delays calling an annual shareholders’ meeting for more than one month.  The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

The chairman of our board of directors shall call a shareholders’ general meeting if: (1) we are controlled by a shareholder holding less than 50% of our voting capital (i.e., control power exercised in a diffuse manner), and (2) BOVESPA determines that the price of our shares shall be quoted separately or that the trading of our shares on the Novo Mercado shall be suspended by reason of non-compliance with the listing rules of Novo Mercado.  At such a meeting all members of our board of directors must be replaced. In the event the shareholders’ general meeting is not called by the chairman of the board of directors within the time period established in our bylaws, the meeting may be called by any shareholder of the company.

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

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council relating to or arising from the Listing Agreement in the Novo Mercado, Listing Rules, our bylaws, Brazilian corporate law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at the our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BOVESPA.  According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by the decision of our shareholders only if we conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Novo Mercado regulations which requires:

•	a fair bid price at least equal to the value estimated by the company; and

•	shareholders holding more than two thirds of the outstanding shares have specifically approved the process or accepted the offer.

The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm, and we may only purchase shares from shareholders that have voted in favor of us becoming a private company after purchasing all shares from the other shareholders that did not vote in favor of such deliberation and that have accepted the public tender offer.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares (excluding, for such purposes, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by us.

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

If our common shares are delisted from the Novo Mercado, we or our controlling shareholders, if any, will be required to conduct a tender offer for the acquisition of our outstanding common shares. The minimum price offered for the shares in the public tender offer will correspond to the economic value of the shares, as determined by a valuation report issued by a specialized firm chosen by the shareholders representing a majority of the outstanding shares (excluding, for such purposes, shares held by the controlling shareholders, if any, and their affiliates, treasury shares, shares held by our affiliates, and blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder, if any, or by us.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, all the other requirements established by such delisting shall be followed.  See “—Going Private Process.”

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

In addition, our by-laws provide that if the shareholders decide to delist from the Novo Mercado and no controlling shareholders exist at the time, the tender offer for the acquisition of our outstanding common shares shall be effected by the shareholders who voted in favor of the delisting from the Novo Mercado.

Sale of a Controlling Stake in our Company

Under the Listing Rule of the Novo Mercado, the sale of a controlling interest in our company, either through a single transaction or through successive transactions, takes place under a suspension or resolution condition, where the acquirer agrees to, within the time and pursuant to the conditions specified under Brazilian corporate law and the Listing Rules of the Novo Mercado, make a tender offer of the remaining shares of the other shareholders under the same terms and conditions granted to the selling controlling shareholder.

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

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares.  The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our accumulated profits and available reserves, as provided in our financial statements;

•	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

We may not keep in treasury more than 10% of our outstanding common shares, including the shares held by our subsidiaries and affiliates.

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

We observe the Novo Mercado disclosure standards and are required to, among other things:

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

C.           Material Contracts

In October 2006, we entered into an agreement to acquire 100% of Alphaville the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.5 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% by January 2012 (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

In October 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa now owns 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda.

D.           Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally require, among other things, that the relevant investment be registered with the Central Bank and the CVM. See “Item 3.D. Key Information—Risk Factors—Risk Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on, or the proceeds of any sale of, our common shares or the ADS” and “Item 9.C. The Offer and Listing —Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

E.           Taxation

The following discussion contains a description of material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs.  The discussion is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

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

Income tax

Dividends.  Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident holder of common shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996.  Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.  We generally expect to pay dividends from profits generated after January 1, 1996.

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

Payments of interest on shareholders’ equity to a Non-Resident holder may be deducted for Brazilian corporate income tax as far as the limits described above are observed.  Such payments are subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident holder is domiciled in a tax haven.

The legal definition of a “tax haven jurisdiction” was recently broadened by Law No. 11,727, and may vary depending on the type of transaction which is carried out. For purposes of payment of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when it (a) does not tax income, (b) taxes income at a rate lower than 20%, or (c) imposes restrictions on the disclosure of shareholding composition, ownership of investments, or the ultimate beneficiary of earnings that are attributed to non-residents.

The Brazilian tax authorities regularly issue a list of jurisdictions which are considered tax-haven jurisdictions (“black-list”)1. This “black-list,” however, has not been updated after the recent modifications introduced by Law No. 11,727/08. There is no assurance that, when and if the Brazilian tax authorities issue a new “black-list,” it will not comprise, for the purpose of interest on shareholders’ equity, countries or locations other than those which meet the criteria described in items (a), (b) and (c) above.

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

1           The countries currently included in this list, according to Normative Instruction of the Brazilian Federal Revenue Service No. 188/02, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Luxembourg (only to holding companies governed by Law dated 7/31/1929), Macau, Madeira Islands, Maldives, Malta, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Oman, Panama, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, San Marino, Seychelles, Singapore, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa.

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Resident holder may be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

As to the ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident holder upon the disposition of ADSs to another Non-Resident holder are not taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Article 26 of Law No. 10,833. We cannot be sure that the Brazilian tax authorities will agree with this interpretation. For more information, please refer to “Item 3.D. Key Information—Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

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

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are subject to the following rules:

•
Gains are exempt from income tax when assessed by a Non-Resident holder that (1) has registered its investment in Brazil with the Central Bank under rules of Resolution No. 2,689/01 (“2,689 Holder”) and (2) is not a Tax Haven Resident for purposes of income tax on gains; or

•
Gains are subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident holder that is not a 2,689 Holder, or is a Tax Haven Resident for purposes of income tax on gains.

In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.  This 0.005% withholding income tax is not levied in day trade transactions.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, except for Tax Haven Residents for purposes of income tax on gains, which, in this case, are subject to income tax at the rate of 25%.  In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.  This 0.005% withholding income tax is not levied in day trade transactions.

The statutory definition of a tax-haven jurisdiction for the purposes of income tax on gains differs depending on whether or not the investment in common shares or ADSs is registered under Law No. 4,131 or under Resolution No. 2,689.

In the case of gains arising from an investment under Law No. 4,131, a country or location is defined as a tax-haven jurisdiction whenever  such country or location (a) does not tax income, (b) taxes income at a rate lower than 20%, or (c) imposes restrictions on the disclosure of shareholding composition, ownership of investments, or the ultimate beneficiary of earnings that are attributed to non-residents.

In the case of gains arising from an investment registered under Resolution No. 2,689, criterion (c) above does not apply. In  these cases, a country or location is defined as a tax-haven jurisdiction solely when such country or location: (a) does not tax income, or (b) taxes income at a rate lower than 20%.

The Brazilian tax authorities regularly issue a list of countries and locations considered to be “tax haven jurisdictions.” The same comments relating to the issuance of this “black list” made under “Item 8.A. Consolidated Statements and Other Financial Information—Interest on Shareholders’ Equity” above apply both to investments registered under Law No. 4,131 and under Resolution No. 2,689.

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions.  Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As from January, 2008, IOF/Exchange Tax rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although the zero percent rate still applies in some cases, such as:

(1)	inflow and outflow related to transactions carried out on the Brazilian stock exchange by 2,689 Holders; and

(2)	payment of dividends and interest on shareholders’ equity related to the investment mentioned under item (1) above.

Notwithstanding these rates in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities.  Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.  The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

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

From January 1, 2008, the CPMF has ceased to exist.

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

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities.  The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect.  It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American depositary shares.  Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders.  Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or common shares other than certain pro rata distributions of ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. holders as dividends.

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by qualified foreign corporations to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011, are taxable at favorable rates, up to a maximum rate of 15%.  A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where our ADSs are traded.  You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by us in respect of Brazilian taxes on the distribution.  The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.  Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend.  The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars.  If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income.  You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt.  See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability.  The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances.  Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law.  An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale and Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year.  The amount of your gain or loss will equal the difference between your tax basis in the common shares or ADSs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.  If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil.  Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2008 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds approximately 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) you are a corporation or other exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

F.           Dividends and Paying Agents

Not applicable.

G.           Statement by Experts

Not applicable.

H.           Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC’s regional offices located at 233 Broadway, New York, N.Y., 10279 and North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 – 2511. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

ITEM 11.                    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from the normal course of our business. These market risks mainly involve the possibility that changes in interest rates may impact the value of our financial liabilities. See “Item 3.D. Key Information—Risk Factors—Risks Relating to Brazil.”

Interest rates

Our revenues and profitability are affected by changes in interest rates due to the impact that these changes have on our interest expenses relating to our variable interest rates debt instruments and on our purchase and sale contracts and on our interest income generated from our financial investments.

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2008.

	As of December 31, 2008
	Expected Maturity Date
	Total	2009	2010	2011	2012 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Liabilities:
Loans, financing and debentures:
Debentures	503,945	61,945	96,000	96,000	250,000	CDI	503,945
Average interest rate	11.6%	11.8%	11.0%	11.6%	11.8%
Loans and financing (working capital)	662,535	283,044	153,315	152,073	74,103	CDI	662,535
Average interest rate	11.6%	11.6%	11.2%	11.8%	12.4%
Loans and financing – other	13,386	7,640	4,056	1,690	—	TR	13,386
Average interest rate	11.0%	11.1%	10.6%	10.9%	—
Loans and financing - SFH	372,255	156,819	187,650	27,786	—	TR	372,255
Average interest rate	11.4%	11.6%	11.1%	12.0%	—
Total loans, financing and debentures	1,552,121	509,448	441,021	277,549	324,103		1,552,121
Obligation to venture partner	300,000	—	—	—	300,000	CDI	300,000
Real estate development obligations(2)	2,465,963	1,499,317	905,660	60,986	—	INCC	2,465,963
Obligations for purchase of land	392,762	280,209	26,626	33,327	52,600	INCC	392,762
Total	4,710,846	2,288,974	1,373,307	371,862	676,703		4,710,846
Assets:
Cash, bank and marketable securities:
Cash and banks	73,538	73,538	—	—	—	—	73,538
Cash equivalents (current and non-current)	455,036	455,036	—	—	—	—	455,036
Restricted cash	76,928	76,928	—	—	—	—	76,928
Receivables from clients	2,118,544	1,254,594	473,601	237,071	153,278	INCC and IGPM	2,118,544
Receivables from clients (2)	3,566,919	812,406	1,509,970	755,848	488,695	INCC and IGPM	3,566,919
Total client receivables	5,685,463	2,067,000	1,983,571	992,919	641,973		5,685,463
Total	6,290,965	2,672,502	1,983,571	992,919	641,973		6,290,965

(1)
See notes 9 and 10 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. At December 31, 2008, the annualized index was 12.2% for CDI, 1.62% for TR, 11.9% for INCC and 9.8% for IGPM.

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

Foreign Exchange Rate

As of December 31, 2008, we had debt in foreign currency in the total notional amount of R$200.0 million. In order to mitigate our foreign exchange risk, we have entered into cross-currency interest rate swap contracts covering 100% of our foreign currency debt.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                    CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2008, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls  and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

(c) Attestation Report of the Registered Public Accounting Firm

The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-4.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

The Audit Committee convened nine times in 2008. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

ITEM 16B.                 CODE OF BUSINESS CONDUCT AND ETHICS

On July 10, 2007, we adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. The objective of this code is (1) to reduce the subjectivity of personal interpretations of ethical principles; (2) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which we operate; and (3) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. Our Code of Business Conduct and Ethics is filed as an exhibit to this annual report and is available, free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 - São Paulo, SP - Brazil, telephone  55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

We have also created in July 2007, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any  “dishonest or unethical conduct” and “accounting, internal accounting controls, or auditing matters”  and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or letter forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 15 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in 2008 and 2007 and the respective remuneration for these services.

	2008	2007
	(in thousands of reais)
Audit fees (1)	2,334	1,346
Audit related fees (2)	1,008	498
Tax fees (3)	99	—
Total	3,441	1,844

(1)
“Audit fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for the audit of our consolidated and annual financial statements including audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are fees billed by PricewaterhouseCoopers Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2008 and 2007 were principally related to an assessment and recommendation for improvements in internal control over financial reporting and due diligence related to mergers and acquisitions.

(3)	“Tax fees” are fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance services.

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

ITEM 16D.                 EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.                  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16G.                 CORPORATE GOVERNANCE

See “Item 6.C. Directors, Senior Management and Employees—Board Practices.”

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

4.2	Acquisition Agreement dated October 3, 2008 between Fit Residencial Empreendimentos Imobiliários Ltda. and Construtora Tenda S.A.*

8.1.	List of Subsidiaries*

11.1.	Code of Business Conduct and Ethics (English), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2008.

12.1.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

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

Date: June 5, 2009

INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Controls
over Financial Reporting

The management of Gafisa S.A. ("Gafisa" or the "Company"), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Company's internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

As disclosed in the Note 1 of its consolidated financial statements, during 2008, Gafisa acquired control of Construtora Tenda S.A. As provided under the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the Securities and Exchange Commission, management has elected to exclude Construtora Tenda S.A. from this evaluation, but not its former subsidiary Fit Residencial Empreendimentos Imobiliários Ltda. which was merged by Construtora Tenda S.A. on October 21, 2008. The total assets and gross operating revenue of Construtora Tenda S.A., excluding Fit Residencial Empreendimentos Imobiliários Ltda., represent 18.5% and 8.2%, respectively, of the amounts reported in the Company's consolidated financial statement as of and for the year ended December 31, 2008.

Gafisa's management has assessed the effectiveness of the Company's internal controls over financial reporting as of December 31, 2008 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, Gafisa's management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, June 5, 2009

By:

/s/ Wilson Amaral de Oliveira
Wilson Amaral de Oliveira Chief Executive Officer

/s/ Alceu Duilio Calciolari
Chief Financial Officer

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Gafisa S.A.

1
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. (the "Company") at December 31, 2008, 2007 and 2006, and the results of their operations, their value added and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting". Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2008). We did not audit the consolidated financial statements of Construtora Tenda S.A., a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand as of December 31, 2008, and gross operating revenue of R$ 169,026 thousand for the period from October 22 through December 31, 2008. The consolidated financial statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A., is based solely on the report of the other auditors.

2
We conducted our audits in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

3
As mentioned in Note 2 to the consolidated financial statements, in connection with the changes in the accounting practices adopted in Brazil in 2008, the financial statements for 2007 and 2006, presented for comparison purposes, were adjusted and have been restated pursuant to Accounting Standards and Procedures (NPC) 12 - Accounting Practices, Changes in Accounting Estimates and Correction of Errors.

4
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

5
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

6
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7
As described in the accompanying "Management's Report on Internal Control over Financial Reporting", management has excluded Construtora Tenda S.A., but not the former subsidiary Fit Residencial Empreendimentos Imobiliários Ltda. which was merged by Construtora Tenda S.A. on October 21, 2008, from its assessment of internal control over financial reporting as of December 31, 2008, because it was acquired by the Company in a purchase business combination during 2008. We have also excluded Construtora Tenda S.A. from our audit of internal control over financial reporting. Construtora Tenda S.A. is a subsidiary whose excluded total assets and gross operating revenue represent 18.5% and 8.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

São Paulo, June 5, 2009

/s/ PricewaterhouseCoopers
Auditores Independentes

Gafisa S.A. Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Assets	Note	2008	2007	2006

Current assets
Cash, cash equivalents and marketable securities	4	605,502	517,420	266,159
Receivables from clients	5	1,254,594	473,734	533,593
Properties for sale	6	1,695,130	872,876	422,984
Other accounts receivable	7	182,775	101,920	108,527
Deferred selling expenses		13,304	3,861	3,074
Prepaid expenses		25,396	6,224	5,445

		3,776,701	1,976,035	1,339,782

Non-current assets
Receivables from clients	5	863,950	497,910	41,492
Properties for sale	6	333,846	149,403	63,413
Deferred taxes	15	190,252	78,740	59,918
Other		110,606	42,797	29,330

		1,498,654	768,850	194,153

Investments	8	-	12,192	-
Goodwill, net	8	195,088	207,400	2,544
Property and equipment, net		50,348	32,411	18,844
Intangible assets		18,067	7,897	3,267

		263,503	259,900	24,655

		1,762,157	1,028,750	218,808

Total assets		5,538,858	3,004,785	1,558,590

Gafisa S.A. Consolidated Balance Sheets at December 31
In thousands of Brazilian reais	(continued)

Liabilities and shareholders' equity	Note	2008	2007	2006

Current liabilities
Loans and financing, net of swaps	9	447,503	68,357	17,305
Debentures	10	61,945	6,590	11,039
Obligations for purchase of land and advances from clients	13	421,584	290,193	266,856
Materials and service suppliers		112,900	86,709	28,381
Taxes and contributions		113,167	71,250	41,575
Salaries, payroll charges and profit sharing		29,693	38,513	18,089
Mandatory dividends	14(b)	26,104	26,981	10,938
Provision for contingencies	12	17,567	3,668	4,105
Other accounts payable	11	97,933	68,368	14,628

		1,328,396	660,629	412,916

Non-current liabilities
Loans and financing, net of swaps	9	600,673	380,433	27,101
Debentures	10	442,000	240,000	240,000
Obligations for purchase of land and advances from clients	13	231,199	103,184	16,325
Deferred taxes	15	239,131	46,070	32,259
Provision for contingencies	12	35,963	17,594	-
Deferred gain on sale of investment	8	169,394	-	-
Negative goodwill on acquisition of subsidiaries	8	18,522	32,223	-
Other accounts payable	11	389,759	12,943	22,556

		2,126,641	832,447	338,241

Minority interest		471,402	12,981	-

Shareholders' equity	14
Capital stock		1,229,517	1,221,846	591,742
Treasury shares		(18,050)	(18,050)	(47,026)
Stock options reserve		47,829	25,626	14,087
Capital reserves		134,296	134,296	149,253
Revenue reserves		218,827	135,010	99,377

		1,612,419	1,498,728	807,433

Total liabilities and shareholders' equity		5,538,858	3,004,785	1,558,590

The accompanying notes are an integral part of these financial statements.

Gafisa S.A Consolidated Statements of Income Years Ended December 31 In thousands of Brazilian reais, except number of shares and per share amount

	Note	2008	2007	2006

Gross operating revenue
Real estate development and sales	3(a)	1,768,200	1,216,773	660,311
Construction services rendered, net of costs	3(a)	37,268	35,121	21,480
Taxes on services and revenues		(65,064)	(47,607)	(33,633)

Net operating revenue		1,740,404	1,204,287	648,158

Operating costs
Real estate development costs		(1,214,401)	(867,996)	(464,766)

Gross profit		526,003	336,291	183,392

Operating (expenses) income
Selling expenses		(154,401)	(69,800)	(51,671)
General and administrative expenses		(180,839)	(130,873)	(64,310)
Depreciation and amortization		(52,635)	(38,696)	(7,369)
Amortization of gain on partial sale of FIT Residential		41,008	-	-
Other, net		(10,931)	2,508	4,436

Operating profit before financial income (expenses)		168,205	99,430	64,478

Financial income (expenses)
Financial expenses		(61,008)	(35,291)	(64,932)
Financial income		102,854	63,919	52,989

Income before taxes on income and minority interest		210,051	128,058	52,535

Current income tax and social contribution expense		(24,437)	(12,217)	(4,632)
Deferred tax		(18,960)	(18,155)	(3,893)

Total tax expenses	15	(43,397)	(30,372)	(8,525)

Income before minority interest		166,654	97,686	44,010

Minority interest		(56,733)	(6,046)	-

Net income for the year		109,921	91,640	44,010

Shares outstanding at the end of the year (in thousands)	14(a)	129,963	129,452	103,370

Net income per thousand shares outstanding at the end of the year - R$		0.8458	0.7079	0.4258

The accompanying notes are an integral part of these financial statements.

Gafisa S.A Statements of Changes in Shareholders' Equity Years Ended December 31, 2008, 2007 and 2006 In thousands of Brazilian reais

					Revenue reserves

	Capital stock	Treasury shares	Stock options reserve	Capital reserves	Legal reserve	Statutory reserve	For investments	Retained earnings	Total

At December 31, 2005	227,363	(47,026)	-	27,832	7,602	-	86,629	(27,926)	274,474
Capital increase
Initial Public Offering	352,756	-	-	141,637	-	-	-	-	494,393
Stock issuance expenses, net of taxes	-	-	-	(18,023)	-	-	-	-	(18,023)
Havertown subscription	3,414			2,765	-	-	-	-	6,179
Exercise of stock options	8,209	-	-	-	-	-	-	-	8,209
Stock option plan	-	-	9,129	-	-	-	-	-	9,129
Net income for the year	-	-	-	-	-	-	-	44,010	44,010
Appropriation of net income
Legal reserve	-	-	-	-	2,303	-	-	(2,303)	-
Dividends	-	-	-	-	-	-	-	(10,938)	(10,938)
Investments reserve	-	-	-	-	-	-	2,843	(2,843)	-

At December 31, 2006	591,742	(47,026)	9,129	154,211	9,905	-	89,472	-	807,433
Capital increase
Public offering	487,813	-	-	-	-	-	-	-	487,813
Stock issuance expenses, net of taxes	-	-	-	(19,915)	-	-	-	-	(19,915)
Capital increase - Alphaville Urbanismo S.A.	134,029	-	-	-	-	-	-	-	134,029
Exercise of stock options	8,262	-	-	-	-	-	-	-	8,262
Additional 2006 dividends	-	-	-	-	-	-	-	(50)	(50)
Cancellation of treasury shares	-	28,976	-	-	-	-	(28,976)	-	-
Stock option plan	-	-	16,497	-	-	-	-		16,497
Net income for the year	-	-	-	-	-	-	-	91,640	91,640
Appropriation of net income
Legal reserve	-	-	-	-	5,680	-	-	(5,680)	-
Minimum mandatory dividends	-	-	-	-		-	-	(26,981)	(26,981)
Statutory reserve	-	-	-	-	-	80,892	-	(80,892)	-
Transfer from investments reserve	-	-	-	-	-	-	(21,963)	21,963	-

At December 31, 2007	1,221,846	(18,050)	25,626	134,296	15,585	80,892	38,533	-	1,498,728
Capital increase
Exercise of stock options	7,671	-	-	-	-	-	-	-	7,671
Stock option plan	-	-	22,203	-	-	-	-	-	22,203
Net income for the year	-	-	-	-	-	-	-	109,921	109,921
Appropriation of net income
Legal reserve	-	-	-	-	5,496	-	-	(5,496)	-
Minimum mandatory dividends	-	-	-	-	-	-	-	(26,104)	(26,104)
Statutory reserve	-	-	-	-	-	78,321	-	(78,321)	-

At December 31, 2008	1,229,517	(18,050)	47,829	134,296	21,081	159,213	38,533	-	1,612,419

The accompanying notes are an integral part of these financial statements.

Gafisa S.A Consolidated Statements of Value Added Years Ended December 31 In thousands of Brazilian reais

	2008	2007	2006

Gross revenues
Real estate development sales and services	1,814,109	1,251,894	681,791
Allowance for doubtful accounts	(8,641)	-	-

	1,805,468	1,251,894	681,791

Purchases from third parties
Real estate development	(1,160,906)	(850,202)	(456,643)
Materials, energy, service suppliers and other	(233,147)	(111,671)	(59,966)

	(1,394,053)	(961,873)	(516,609)

Gross value added	411,415	290,021	165,182

Deductions
Depreciation and amortization	(52,635)	(38,696)	(7,369)

Net value added produced	358,780	251,325	157,813

Value added received through transfer
Financial income	102,854	63,919	52,989
Amortization of negative goodwill from gain on partial sale of FIT Residencial	41,008	-	-

	143,862	63,919	52,989

Total value added to be distributed	502,642	315,244	210,802

Value added distributed
Personnel and charges	146,771	93,275	44,929
Taxes and contributions	131,448	77,244	48,807
Interest and rents	114,502	53,085	73,056
Earnings reinvested	83,817	64,609	33,072
Dividends	26,104	27,031	10,938

	502,642	315,244	210,802

The accompanying notes are an integral part of these financial statements.

Gafisa S.A Consolidated Statements of Cash Flows Years Ended December 31 In thousands of Brazilian reais

	2008	2007	2006

Cash flows from operating activities
Net income	109,921	91,640	44,010

Expenses (income) not affecting cash and cash equivalents
Depreciation and amortization	52,635	38,696	7,369
Stock option expenses	26,138	17,820	9,129
Deferred gain on sale of investment	(41,008)	-	-
Unrealized interest and charges, net	116,771	22,934	39,437
Deferred tax	18,960	18,155	3,893
Minority interest	56,733	6,046	-
Decrease (increase) in assets
Receivables from clients	(580,843)	(436,691)	(205,525)
Properties for sale	(703,069)	(579,496)	(182,067)
Other accounts receivable	(65,344)	(6,011)	(45,229)
Deferred selling expenses	(5,211)	13,171	(569)
Prepaid expenses	(19,172)	(723)	(2,665)
Increase (decrease) in liabilities
Obligations for real state developments	-	(6,733)	(57,963)
Obligations for purchase of land	217,453	97,757	69,633
Taxes and contributions	38,977	28,718	(5,674)
Provision for contingencies	13,933	-	(317)
Materials and service suppliers	(14,363)	60,982	502
Advances from clients	(28,160)	61,527	103,474
Salaries, payroll charges and profit sharing	(19,475)	20,428	7,607
Other accounts payable	12,612	99,851	(56,233)

Cash used in operating activities	(812,512)	(451,929)	(271,188)

Cash flows from investing activities
Cash acquired at Tenda	66,904	-	-
Purchase of property and equipment	(63,127)	(61,279)	(21,612)
Restricted cash in guarantee to loans	(67,077)	(9,851)	-
Acquisition of investments	(15,000)	(78,160)	(3,997)

Cash used in investing activities	(78,300)	(149,290)	(25,609)

Cash flows from financing activities
Capital increase	7,671	496,075	508,781
Stock issuance expenses	-	(19,915)	(18,023)
Loans and financing obtained	775,906	426,969	303,188
Repayment of loans and financing	(145,697)	(51,737)	(364,115)
Contributions from venture partners	300,000	-	-
Assignment of credits receivable, net	916	2,225	(766)
Dividends paid	(26,979)	(10,988)	-

Cash provided by financing activities	911,817	842,629	429,065

Net increase in cash and cash equivalents	21,005	241,410	132,268

Cash and cash equivalents
At the beginning of the year	507,569	266,159	133,891
At the end of the year	528,574	507,569	266,159

Net increase in cash and cash equivalents	21,005	241,410	132,268

The accompanying notes are an integral part of these financial statements.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

1	Operations

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

The Company forms jointly-controlled ventures (Special Purpose Entities - SPEs) and participates in consortia and condominiums with third parties as a means of meeting its objectives. The controlled entities share the structure and corporate, managerial and operating costs with the Company.

In February 2006, the Company concluded its Brazilian initial public offering on the Novo Mercado of the Bolsa de Valores de São Paulo - BOVESPA, raising proceeds of R$ 494,393 through issuance of 26,724,000 Common shares.

In January 2007, the Company acquired 60% of the voting capital of Alphaville Urbanismo S.A. ("Alphaville"), a company which develops and sells residential condominiums throughout Brazil. The purchase commitment for the remaining 40% of Alphaville's voting capital will be determined by means of an economic and financial evaluation of Alphaville to be carried out, according to the agreement, by 2012 (Note 8).

In March 2007, the Company completed a public offering of stock on the New York Stock Exchange - NYSE, resulting in a capital increase of R$ 487,813 with the issue of 18,761,992 Common shares equivalent to 9,380,996 ADRs. The expenses related to this public offering of the Company's stock, net of respective tax effects, totaled R$ 19,915 and were charged to Capital reserve.

In October 2007, Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. ("Cipesa"), a real estate developer in the state of Alagoas (Note 8). In 2007, the Company launched its operations in the lower income real estate market through its subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residential"). On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") consummated a merger of Tenda and FIT Residencial, by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa's Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of FIT Residential quotas for Tenda shares, the Company received 240,391,470 common shares, representing

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

60% of total and voting capital of Tenda after the merger of FIT Residencial, in exchange for 76,757,357 quotas of FIT Residencial. The Tenda shares received by the Company in exchange for FIT Residencial quotas will have the same rights, attributed on the date of the merger of the shares held by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of FIT Residencial into Tenda was approved at an Extraordinary Shareholders' Meeting by the Company's shareholders (Note 8).

Bairro Novo Empreendimentos Imobiliários S.A. ("Bairro Novo") was incorporated in March 2007 by Gafisa S.A. and Odebrecht Empreendimentos Imobiliários Ltda. ("Odebrecht Empreendimentos"), with control shared by both companies through a joint venture. On February 27, 2009, the joint venture was dissolved (Note 20).

2	Presentation of Financial Statements

These financial statements were approved by the Board of Directors for issuance on March 9, 2009.

(a)	Basis of presentation

The financial statements were prepared in accordance with accounting practices adopted in Brazil as determined by the Brazilian Corporate law ("Corporate Law"), the Accounting Standards Committee ("CPC"), the Federal Accounting Council ("CFC"), the IBRACON - Institute of Independent Auditor of Brazil ("IBRACON") and additional regulations and resolutions of the Brazilian Securities Commission ("CVM") (collectively, "Brazilian GAAP").

The financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in March 2009. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The Summary of Principal Differences between Brazilian GAAP and US GAAP (Note 22) is not required by Corporate Law and is presented only for purposes of these financial statements.

The statements of cash flows were reclassified from that originally presented as part of the consolidated financial statements for the years ended December 31, 2008 and 2007.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Law No. 11.638/07 enacted on December 28, 2007 introduced changes to the Corporate Law to be applied as from financial statements presented for the year ended December 31, 2008. To assure consistency of presentation, the Company and its subsidiaries have retroactively applied changes to Brazilian GAAP introduced by the newly formed CPC and the provisions of Law No. 11.638/07 from January 1, 2006 and have elected for tax purposes to adopt Provisional Measure No. 449/08 ("MP No. 449/08"). By opting to apply the provisions of MP No. 449/08, the effects of the accounting changes to Brazilian GAAP introduced by Law No. 11.638/07 and the new CPC standards do not generate tax effects for two years.

The effects of changes to Brazilian GAAP on shareholders' equity and results of operations as at and for the years ended December 31 are as follows:

	2007	2006

Shareholders' equity as originally reported	1,530,763	814,087
Adjustment to present value of assets and liabilities	(40,971)	(15,955)
Barter transactions - land in exchange for units	4,617	4,440
Warranty provision	(2,400)	(7,700)
Depreciation of sales stands, facilities, model apartments and related furnishings	(11,408)	(1,853)
Minority interest	4,055	-
Other, including deferred taxes	14,072	14,414

Shareholders' equity as presented herein	1,498,728	807,433

Net income for the year as originally reported	113,603	46,056
Adjustment to present value of assets and liabilities	(22,113)	(13,460)
Barter transactions - land in exchange for Units	4,617	177
Stock option plans	(17,291)	(9,129)
Warranty provision	(1,200)	(1,200)
Depreciation of sales stands, facilities, model apartments and related furnishings	(9,555)	(1,853)
Stock issuance expenses	19,915	18,023
Minority interest	(8,801)	-
Other, including deferred taxes	12,465	5,396

Net income for the year as presented herein	91,640	44,010

These changes to Brazilian GAAP are summarized as follows:

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(i)	Cash equivalents

The Company classifies highly-liquid short-term investments which are readily convertible into a known amount of cash and subject to an insignificant risk of change in value as Cash equivalents, pursuant to CPC No. 03, "Statement of Cash Flows".

(ii)	Minority interest and deferred taxes

The Company adjusted for minority interest in subsidiaries and recorded deferred taxes on the changes to Brazilian GAAP.

(iii)	Financial instruments and fair value

Pursuant to CPC No. 14, "Financial Instruments: Recognition, Measurement and Evidence", financial instruments are classified among four categories: (i) financial assets or liabilities measured at fair value through income, (ii) held to maturity, (iii) loans and receivables, and (iv) available for sale. The classification depends upon the purpose for which the financial assets and liabilities were acquired. Management classifies its financial assets and liabilities when initially recognized.

At December 31, 2008, 2007 and 2006, the Company elected to apply the ‘fair value option' to certain financial assets (cross-currency interest rate swaps) and liabilities (foreign currency liabilities) recording these at fair value through income, thereby mitigating volatility from inconsistent measurement bases.

For financial assets without an active market or market listing, the Company measures the fair value by applying valuation techniques. These techniques include the use of recent transactions with third parties benchmarking against other instruments that are substantially similar, analysis of discounted cash flows and option pricing models always maximizing sources of information provided by the market and minimizing management sourced data. The Company evaluates if there is objective evidence of asset impairment at the balance sheet date indicating that a financial asset or a group of financial assets is recorded at an amount which exceeds its recoverable amount.

(iv)	Debenture and share issuance expenses

As per CPC No. 08, "Transaction Costs and Premiums on Issuance of Securities", share issuance expenses are accounted for as a direct reduction of capital raised. Transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(v)	Stock options

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options").

CPC No. 10, "Share-based Compensation" requires that the options, calculated at the grant date, be recognized as an expense against shareholders' equity, over the period the services are rendered through the vesting date.

(vi)	Deferred charges

As required by CPC No. 13, "Initial Adoption of Law 11.638/07" and MP No. 449/08, deferred pre-operating expenses were written off to retained earnings at the transition date and amortization expenses were reversed.

(vii)	Adjustment to present value of assets and liabilities

In conformity with CPC No. 12, "Adjustment to Present Value", the assets and liabilities arising from long-term transactions were adjusted to present value.

As specified by CPC Interpretation ("CPC (O)") No. 01, "Real Estate Development Entities", for inflation-indexed receivables arising from installment sales of unfinished units, the receivables formed prior to delivery of the units which does not accrue interest, were discounted to present value. The present value adjustment is accreted to Net operating revenue as the Company finances its clients through delivery of the units. The present value adjustment accreted to Real estate development revenue for the years ended December 31, 2008, 2007 and 2006 was income of R$ (3,147) and an expense of R$ 39,553 and R$ 15,689, respectively.

As interest from funds used to finance the acquisition of land for development and construction is capitalized , the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed. The present value adjustment accreted to Real estate development operating costs for the years ended December 31, 2008, 2007 and 2006 resulted in income of R$ (1,838) and an expense of R$ 517 and income of R$ 2,229, respectively.

(viii)	Warranty provision

Consistent with CPC (O) No. 01, the Company records a provision for warranties, unless a third party provides warranties for the services rendered during construction. The warranty term is five years from the delivery of the unit.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(ix)	Barter transactions

As per CPC (O) No. 01, for barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered, and recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed. The percentage-of-completion criteria adopted for appropriation of income is also applied to these transactions.

(x)	Expenditures on sales stands, facilities, model apartments and related furnishings

As per CPC (O) No. 01, expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

(xi)	Share issuance expenses

As per CPC No. 08, the costs related to the share issuances, originally accounted for as expenses were reclassified, net of tax effects, to the Capital reserve.

(xii)	Tax effects and the Transitory Tax Regime ("RTT")

The income tax and social contribution effects arising from the initial adoption of Law 11.638/07, upon election to adopt the provisions of MP No. 449/08, were recorded based on the pre-existing tax regulations. Gafisa S.A. and its subsidiaries' elections to follow the provisions of the RTT, as provided for by MP No. 449/08, will be declared in the corporate income tax returns (DIPJ) to be filed in 2009.

(xiii)	Retained earnings

At December 31 of each year, the remaining balance of retained earnings is appropriated to the applicable reserve accounts, according to the Company's Bylaws, in conformity with the Corporate Law and CVM Instructions.

(b)	Use of estimates

The preparation of financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for, but not limited to, the selection of the useful lives of property and equipment, provisions necessary for contingent liabilities, fair values, revenue recognition, taxes, budgeted costs and other similar charges. Actual results may differ from the estimates.

(c)	Consolidation of financial statements

The consolidated financial statements include the accounts of Gafisa S.A. and those of all of its subsidiaries (Note 8), with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholder agreements; as a consequence, assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest the Company holds in the capital of the investee.

All significant intercompany accounts and transactions are eliminated upon consolidation, including investments, current accounts, dividends receivable, income and expenses and unrealized results among consolidated companies.

Transactions and balances with related parties, primarily shareholders and investees, are disclosed (Note 17).

The statement of changes in shareholders' equity reflects the changes in Gafisa S.A.'s parent company's books.

3	Significant Accounting Practices

The more significant accounting practices adopted in the preparation of the financial statements are as follows:

(a)	Recognition of results

(i)	Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold, are recognized over the course of the construction period of the projects, based on a financial measure of completion, and not at the time of execution of the agreements for the sale of units or the receipt of the amounts corresponding to the sale of units.

For completed units, the revenue is recognized when the sale is made, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectibility of the sale price is reasonably assured or the amount

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectibility of the sales amount is evaluated based on the client's commitment to pay, which in turn is supported by initial and continuing investment.

In the sales of unfinished units, the following procedures and rules were observed:

.	The incurred cost (including the costs related to land) corresponding to the units sold is fully appropriated to the result.

.
The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized.

.
Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or long-term assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Advances from clients".

.
Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting.

.
the financial charges on accounts payable for the acquisition of land and real estate credit operations during the construction period are appropriated to the cost incurred, and recognized in results upon the sale of the units of the venture to which they are directly related.

Deferred taxes are booked on the difference between the revenues recorded from real estate development for accounting purposes and revenue recorded on a cash basis for tax purposes.

The other income and expenses, including advertising and publicity, are appropriated to the results as they are incurred using the accrual basis of accounting.

(ii)	Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate. The revenues are recognized as services are rendered, net of the corresponding costs incurred. Cost incurred totaled R$ 63,896 for the year ended December 31, 2008 (2007 - R$ 26,546, 2006 - R$ 46,053).

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(b)	Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption, recognized at market value.

At December 31, 2008, 2007 and 2006, the amount related to investment funds is recorded at market value.

Investment funds in which the Company is the sole owners are fully consolidated.

(c)	Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments. The allowance for doubtful accounts, when necessary, is provided in an amount considered sufficient by management to meet expected losses.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) after delivery of the units. The balance of the accounts receivable (after delivery) generally accrues annual interest of 12%. The financial revenues are recorded in results under "Real estate development" (December 31, 2008, 2007 and 2006, R$ 45,722, R$ 20,061 and R$ 39,832, respectively).

(d)	Certificates of real estate receivables (CRIs)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, they are recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold are maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in Long-term receivables at fair value.

(e)	Properties for sale

Land is stated at cost of acquisition. Land is recorded only after the deed of property is fully consummated. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Properties are stated at construction cost, which does not exceed net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The cost comprises construction (materials, own or outsourced labor and other related items) and land, including financial charges appropriated to the development as incurred during the construction phase.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the book value is considered no longer to be recoverable. This analysis is consistently applied to residential ventures targeted at the low, medium and high income markets, regardless of their geographic region or construction phase.

Properties for sale are reviewed to evaluate the recovery of the book value of each real estate development when events or changes in macroeconomic scenarios indicate that the book value may not be recoverable. If the book value of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

In the year ended December 31, 2008, the Company cancelled certain real estate developments and reversed gross margin of R$ 15,700 of recorded gross profit. No reversals were made in 2007 and 2006.

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Interest capitalized in 2008 totaled R$ 33,669 (2007 - R$ 36,686; 2006 - R$ 5,236).

(f)	Deferred selling expenses

These include brokerage expenditures, recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

(g)	Warranty provision

On December 31, 2008, 2007 and 2006, the Company presented a provision to cover expenditures for repairing construction defects covered during the warranty period, amounting to R$ 11,900, R$ 8,671 and R$ 7,295, respectively. The warranty period is five years from the delivery of the unit.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(h)	Prepaid expenses

These refer to sundry expenses which are taken to income in the period to which they relate.

(i)	Property and equipment

Property and equipment is stated at cost. Depreciation is calculated a straight-line based on the estimated useful life of the assets, as follows: (i) vehicles - 5 years; (ii) office equipment and other installations - 10 years; (iii) sales stands, facilities, model apartments and related furnishings - 1 year.

(j)	Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, stated at acquisition cost, and are amortized over a period of up to five years.

(k)	Investments in subsidiaries and jointly-controlled investees

(i)	Net equity value

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates may be considered to be jointly-controlled companies and are recorded on the equity method.

Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the Company.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(ii)	Goodwill and negative goodwill on the acquisition of investments

Goodwill is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders' equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the purchase consideration.

Goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. Goodwill that cannot be justified economically is immediately charged to results for the year. Negative goodwill that is not justified economically is recognized in the results only upon disposal of the investment. The Company evaluates whether there are any indications of permanent loss and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values.

(l)	Obligations for purchase of land and advances from clients

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges, when applicable.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, against Advances from clients (Note 13).

(m)	Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

(n)	Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the ‘taxable profit regime', for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the ‘presumed profit regime'. For these companies, the income tax basis is calculated at the rate of 8% on gross

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

revenues plus financial income and for the social contribution basis at 12% on gross revenues plus financial income, upon which the income tax and social contribution rates, of 25% and 9%, respectively, are applied. All tax losses expected to be recovered through offset are recorded as deferred tax assets.

The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may, change the estimates.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 15). Reclassifications from results to shareholders' equity, when applicable, are made net of taxes.

(o)	Other current and long-term liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding indexation charges and foreign exchange gains and losses.

The liability for future compensation of employee vacations earned is fully accrued.

Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan to employees.

(p)	Stock option plans

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan and recognized as an expense through the vesting date.

(q)	Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees (included in General and administrative expenses).

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Additionally, the Company's bylaws provide for the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of (i) their annual compensation or (ii) 10% of the Company's net income).

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and lastly individual performance targets. Amounts paid with respect to the program may differ from the liability accrued.

(r)	Present value adjustment

Certain asset and liability items were adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.

(s)	Cross-currency interest rate swap and derivative transactions

The Company has derivative instruments for the purposes of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for speculative purposes.

(t)	Financial liabilities recorded at fair value

The Company recorded certain loans denominated in foreign currency as financial liabilities at fair value through income. These transactions are directly linked to the cross-currency interest rate swaps and are recognized at fair value. Changes in the fair value of financial liabilities are directly recognized in results.

(u)	Impairment of financial assets

At each balance sheet date, or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable, the Company evaluates whether there are any indications of impairment of a financial asset or group of financial assets in relation to the market value, and its ability to generate positive cash flows to support its realization. A financial asset or group of financial assets is considered impaired when there is objective evidence of a decrease in recoverable value as a result of one or more events that occurred after the initial recognition of the asset, which impact estimated future cash flows.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(v)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the end of each year, net of treasury shares.

4	Cash, Cash Equivalents and Financial Investments

	2008	2007	2006

Cash and cash equivalents
Cash and banks	73,538	79,590	45,231
Cash equivalents
Bank Certificates of Deposits - CDBs	185,334	8,487	218,869
Investment funds	149,772	299,067	2,059
Securities purchased under agreement to resell	114,286	111,392	-
Other	5,644	9,033	-

Total cash and cash equivalents	528,574	507,569	266,159

Restricted cash in guarantee to loans (Note 9)	76,928	9,851	-

Total cash, cash equivalents and financial investments	605,502	517,420	266,159

Pursuant to CVM Instruction No. 408/04, investments funds in which the Company has an exclusive interest are consolidated.

Deposits pledged in guarantee to loans are remunerated based on the CDI rate.

5	Receivables from Clients

	2008	2007	2006

Current	1,254,594	473,734	533,593
Non-current	863,950	497,910	41,492

	2,118,544	971,644	575,085

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

The balance of accounts receivable from the units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received. A portion of the full mortgage receivables are assigned in guarantee to loans (Note 9).

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 90,363 on December 31, 2008 (2007 - R$ 47,662, 2006 - R$ 76,146), and are classified in Obligations for purchase of land and advances from clients.

Other than for Tenda, an allowance for doubtful accounts is not considered necessary, since the accounts receivable history of losses is insignificant. The Company's evaluation of the risk of loss takes into account that these receivables refer mostly to developments under construction, for which the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda, totaled R$ 18,815 on December 31, 2008, and is considered sufficient by the Company's management to cover future losses on the realization of accounts receivable of this subsidiary.

At December 31, 2008, the balance of accounts receivable was reduced by an adjustment to present value of R$ 62,266 (2007 - R$ 39,553, 2006 - R$ 18,184).

6	Properties for Sale

	2008	2007	2006

Land	750,555	656,146	233,033
Property under construction	1,181,930	324,307	221,995
Completed units	96,491	41,826	31,369

	2,028,976	1,022,279	486,397

Current portion	1,695,130	872,876	422,984
Non-current portion	333,846	149,403	63,413

The Company has undertaken commitments to built units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2008, the balance of land acquired through barter transactions totaled R$ 169,658 (2007 - R$105,424, 2006 - R$ 75,120).

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

7	Other Accounts Receivable

	2008	2007	2006

Current accounts related to real estate ventures (*)	60,513	17,928	47,272
Advances to suppliers	53,084	22,197	10,765
Recoverable taxes	18,905	8,347	11,005
Deferred PIS and COFINS	10,187	8,274	7,940
Credit assignment receivables	7,990	8,748	10,773
Client refinancing to be released	4,392	8,510	10,413
Advances for future capital increase	1,645	10,350	-
Other	26,059	17,566	10,359

	182,775	101,920	108,527

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, through condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Other payables to partners of real estate ventures are presented separately.

8	Investments in Subsidiaries

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 163,589 recorded based on expected future profitability, which is being amortized to match the estimated profit before taxes of Alphaville over a ten year period. During the year ended December 31, 2008, the Company amortized R$ 10,733 of goodwill arising from the acquisition of Alphaville. The Company has a commitment to purchase the remaining 40% of Alphaville's capital stock based on the fair value of Alphaville, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The acquisition agreement provides that the Company undertakes to purchase the remaining 40% of Alphaville (20% in January 2010 and 20% in January 2012) for settlement in cash or shares, at the Company's sole discretion.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

On October 26, 2007, the Company acquired 70% of Cipesa whereupon Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting for R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company´s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability, which will be amortized in variable installments to match the estimated pretax income of Nova Cipesa, calculated over a ten year period.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future results to match the estimated pretax income of these SPEs over a ten year period. In the year ended December 31, 2008, the Company amortized negative goodwill amounting to R$ 12,713 arising from the acquisition of the SPEs.

On October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$ 621,643), which at that date presented shareholders' equity book value of R$ 1,036,072 The sale of the 40% quotas of FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in FIT Residencial (Gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of FIT Residencial at October 21, 2008. From October 22 to December 31, 2008, the Company amortized R$ 41,008 of the negative goodwill (Deferred gain on sale of investment).

(a)	Ownership interests

Information on investees

	Interest - %			Shareholders' equity			Net income (loss )

Investees	2008	2007	2006	2008	2007	2006	2008	2007	2006

Tenda	60.00	-	-	1,062,213	-	-	26,142	-	-
FIT Residencial	60.00	100.00	-	-	(14,974)	(2)	(22,263)	(14,941)	-
Bairro Novo	50.00	50.00	-	8,164	10,298	-	(18,312)	(1,902)	-
Alphaville	60.00	60.00	-	69,211	42,718	-	35,135	20,905	-
Cipesa Holding	100.00	100.00	-	62,157	47,954	-	(6,349)	(1,359)	-
Península SPE1 S.A.	50.00	50.00	50.00	(1,139)	(1,390)	(963)	205	(427)	(261)
Península SPE2 S.A.	50.00	50.00	50.00	98	(955)	(3,222)	1,026	2,267	(119)
Res. das Palmeiras SPE Ltda.	100.00	90.00	90.00	2,545	2,039	1,443	264	596	349

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

	Interest - %			Shareholders' equity			Net income (loss)

Investees	2008	2007	2006	2008	2007	2006	2008	2007	2006

Gafisa SPE 40 Ltda.	50.00	50.00	50.00	5,841	1,713	(512)	1,269	2,225	(348)
Gafisa SPE 42 Ltda.	50.00	50.00	99.80	6,997	76	(293)	6,799	369	(293)
Gafisa SPE 43 Ltda.	99.80	99.80	99.80	-	(3)	(1)	-	(2)	(2)
Gafisa SPE 44 Ltda.	40.00	40.00	99.80	(377)	(534)	(1)	(192)	(533)	(1)
Gafisa SPE 45 Ltda.	99.80	99.80	99.80	1,058	(475)	406	(8,904)	(882)	20
Gafisa SPE 46 Ltda.	60.00	60.00	60.00	5,498	212	(966)	3,384	1,178	(966)
Gafisa SPE 47 Ltda.	80.00	99.80	99.80	6,639	(18)	(1)	(159)	(18)	(1)
Gafisa SPE 48 Ltda.	99.80	99.80	99.80	21,656	(718)	(1)	818	(718)	(1)
Gafisa SPE 49 Ltda.	99.80	100.00	-	(58)	(1)	-	(57)	(2)	-
Gafisa SPE 53 Ltda.	60.00	60.00	-	2,769	205	-	1,895	204	-
Gafisa SPE 55 Ltda.	99.80	99.80	-	20,540	(4)	-	(3,973)	(5)	-
Gafisa SPE 64 Ltda.	99.80	99.80	-		1	-	-	-	-
Gafisa SPE 65 Ltda.	70.00	99.80	-	(281)	1	-	(732)	-	-
Gafisa SPE 67 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE 68 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 72 Ltda.	60.00	-	-	(22)	-	-	(22)	-	-
Gafisa SPE 73 Ltda.	70.00	-	-	(155)	-	-	(155)	-	-
Gafisa SPE 74 Ltda.	99.80	-	-	(330)	-	-	(331)	-	-
Gafisa SPE 59 Ltda.	99.80	99.80	-	(2)	(1)	-	(1)	(2)	-
Gafisa SPE 76 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 78 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE 79 Ltda.	99.80	-	-	(1)	-	-	(2)	-	-
Gafisa SPE 75 Ltda.	99.80	-	-	(27)	-	-	(28)	-	-
Gafisa SPE 80 Ltda.	99.80	-	-	-	-	-	(1)	-	-
Gafisa SPE-85 Empr. Imob.	60.00	-	-	(756)	-	-	(1,200)	-	-
Gafisa SPE-86 Ltda.	99.80	-	-	(82)	-	-	(83)	-	-
Gafisa SPE-81 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-82 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-83 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-87 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-88 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-89 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-90 Ltda.	99.80	-	-	1	-	-	-	-	-
Gafisa SPE-84 Ltda.	99.80	-	-	1	-	-	-	-	-
Dv Bv SPE S.A.	50.00	50.00	50.00	(439)	(464)	(234)	126	(231)	115
DV SPE S.A.	50.00	50.00	50.00	932	1,658	964	(527)	695	(728)
Gafisa SPE 22 Ltda.	100.00	100.00	49.00	5,446	4,314	(1,080)	1,006	250	(37)
Gafisa SPE 29 Ltda.	70.00	70.00	70.00	257	2,311	5,443	271	(2,532)	5,732
Gafisa SPE 32 Ltda.	80.00	99.80	99.80	(760)	1	1	(760)	-	-
Gafisa SPE 69 Ltda.	99.80	-	-	(401)	-	-	(402)	-	-
Gafisa SPE 70 Ltda.	55.00	-	-	6,696	-	-	-	-	-
Gafisa SPE 71 Ltda.	70.00	-	-	(794)	-	-	(795)	-	-
Gafisa SPE 50 Ltda.	80.00	80.00	-	7,240	(121)	-	1,532	(121)	-
Gafisa SPE 51 Ltda.	90.00	90.00	-	15,669	8,387	-	6,620	1,602	-
Gafisa SPE 61 Ltda.	99.80	-	-	(14)	-	-	(14)	-	-
Tiner Empr. e Part. Ltda.	45.00	45.00	45.00	26,736	10,980	5,649	15,762	5,331	4,687
O Bosque Empr. Imob. Ltda.	30.00	30.00	30.00	15,854	9,176	2,667	(62)	79	(166)
Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	-	3,428	(644)	(233)	4,073	(618)	-
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	-	34	(399)	12	433	(410)	-
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	-	1,259	(2,829)	(79)	4,088	(3,361)	-
Spazio Natura Emp. Imob. Ltda	50.00	50.00	-	1,400	1,429	(26)	(28)	(28)	-
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	-	(1,661)	(281)	-	(1,529)	(280)	-
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	-	(1,906)	(625)	-	(1,698)	(625)	-
Dubai Residencial	50.00	-	-	5,374	-	-	(627)	-	-
Cara de Cão	65.00	-	-	40,959	-	-	19,907	-	-
Costa Maggiore	50.00	-	-	3,892	-	-	4,290	-	-
Gafisa SPE 36 Ltda.	-	99.80	99.80	-	4,145	(54)	-	4,199	848
Gafisa SPE 38 Ltda.	-	99.80	99.80	-	5,088	439	-	4,649	1,165
Gafisa SPE 41 Ltda.	-	99.80	99.80	-	20,793	6,855	-	13,938	6,696
Villaggio Trust	-	50.00	50.00	-	5,587	3,923	-	1,664	119
Gafisa SPE 25 Ltda.	-	100.00	100.00	-	14,904	13,551	-	419	1,392
Gafisa SPE 26 Ltda.	-	100.00	100.00	-	121,767	28,635	-	(19)	(7,417)
Gafisa SPE 27 Ltda.	-	100.00	100.00	-	15,160	14,007	-	1,215	(77)
Gafisa SPE 28 Ltda.	-	99.80	99.80	-	(1,299)	(800)	-	(499)	3
Gafisa SPE 30 Ltda.	-	99.80	99.80	-	15,923	7.897	-	8,026	7,482
Gafisa SPE 31 Ltda.	-	99.80	99.80	-	22,507	21,746	-	761	11,391
Gafisa SPE 35 Ltda.	-	99.80	99.80	-	2,671	(48)	-	2,719	849
Gafisa SPE 37 Ltda.	-	99.80	99.80	-	8,512	(5,868)	-	2,661	3,461
Gafisa SPE 39 Ltda.	-	99.80	99.80	-	5,693	1,261	-	4,432	1,819
Gafisa SPE 33 Ltda.	-	100.00	100.00	-	11,256	9,559	-	1,696	(2,091)
Diodon Participações Ltda.	-	100.00	100.00	-	36,556	31,920	-	4,637	(869)

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(b)	Goodwill (negative goodwill) on acquisition of subsidiaries and deferred gain on partial sale of investments

			2008	2007	2006

		Accumulated
	Cost	amortization	Net	Net	Net

Goodwill
Alphaville	163,589	(10,733)	152,856	163,441	-
Nova Cipesa	40,686	-	40,686	40,686	-
Other	5,740	(4,194)	1,546	3,273	2,544

	210,015	(14,927)	195,088	207,400	2,544

Negative goodwill
Redevco	(31,235)	12,713	(18,522)	(32,223)	-

Deferred gain on partial sale of FIT Residencial investment
Tenda transaction	(210,402)	41,008	(169,394)	-	-

9	Loans and Financing, net of
Cross-Currency Interest Rate Swaps

Type of operation	Annual interest rates	2008	2007	2006

Working capital
Denominated in Yen (i)	1.4%	166,818	99,364	-
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	(53,790)	(733)	-
Denominated in US$ (i)	7%	146,739	104,492	-
Swaps - US$/CDI (ii)	US$ + 7%/104%CDI	(32,962)	(5,124)	-
Other	0.66% to 3.29% + CDI	435,730	136,078	-
		662,535	334,077	-
National Housing System - SFH	TR + 6.2% to 11.4%	372,255	98,700	26,379
Downstream merger obligations	TR + 10% to 12.0%	8,810	13,311	18,027
Other	TR + 6.2%	4,576	2,702	-

		1,048,176	448,790	44,406

Current portion		447,503	68,357	17,305
Non-current portion		600,673	380,433	27,101

(i)	Loans and financing classified at fair value through income (Note 16(a)(ii)).
(ii)	Derivatives classified as financial assets at fair value through income (Note 16(a)(ii)).

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Rates:
CDI - Interbank Certificate of Deposit, at December 31, 2008 was 12.2% p.a. (2007 - 11.8% p.a., 2006 - 15% p.a.). TR - Referential Rate, at December 31, 2008 was 1.62% p.a. (2007 - 1.44% p.a., 2006 - 1.99% p.a.)

Funding for working capital and for developments correspond to credit lines from financial institutions. The Company has contracted cross-currency interest rate swaps to cover the full amount of the working capital loans (Note 16). At December 31, 2008, 2007 and 2006, the Company elected to apply the fair value option and record both the loan and respective derivative instruments at fair value through income.

Downstream merger obligations correspond to debt assumed from former shareholders with maturities up to 2013.

The Company has financing agreements with the SFH, the resources from which are released to the Company as construction progresses.

Loans and financing are guaranteed by sureties of the investors, mortgage of the units, assignment of rights, receivables from clients and the proceeds from the sale of our properties. Mortgage receivables given in guarantee total R$ 2,484,149. The balance of deposits accounts pledged in guarantee totals R$ 76,928 on December 31, 2008 (Note 4).

Long-term installments as of December 31, 2008 mature as follows: R$ 345,021 in 2010, R$ 181,549 in 2011, R$ 40,548 in 2012 and R$ 33,555 in 2013.

10	Debentures

In September 2006, the Company issued its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee. In June 2008, the Company issued its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in two years.

Under the Second and Third Programs, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the following features:

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Program/issuances	Amount	Annual remuneration	Maturity	2008	2007	2006

Second program/first issuance	240,000	CDI + 1.30%	September 2011	248,679	246,590	251,039
Third program/first issuance	250,000	107.20% CDI	June 2018	255,266	-	-

				503,945	246,590	251,039

Current portion				61,945	6,590	11,039
Non-current portion				442,000	240,000	240,000

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company were it to breach these covenants. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5,000 and R$ 10,000, respectively, requires the Company to early amortize the first issuance of the Second Program. The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at December 31, 2008 and 2007 are as follows:

	2008	2007	2006

Second program - first issuance
Total debt, less SFH debt, less cash, cash equivalents and financial investments cannot exceed 75% of shareholders' equity	35%	5%	4%
Total receivables from clients from development and services, plus inventory of finished units, required to be over 2.0 times total debt	3.3 times	3.5 times	4.6 times

Total debt, less cash, cash equivalents and financial investments, required to be under R$ 1,000,000	R$ 946,600	R$ 175,000	R$ 29,284

Third program - first issuance
Total debt, less SFH debt, less cash, cash equivalents and financial investments, cannot exceed 75% of shareholders' equity	35%	N/A	N/A
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	5.5 times	N/A	N/A

At December 31, 2008, the Company is in compliance with these restrictive covenants.

The long-term balance as of December 31, 2008 matures as follows: R$ 96,000 in 2010, R$ 96,000 in 2011, R$ 125,000 in 2012 and R$ 125,000 in 2013.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

11	Other Accounts Payable

	2008	2007	2006

Obligation to venture partners (i)	300,000	-	-
Credit assignments	67,552	5,436	6,474
Acquisition of investments	30,875	48,521	-
Loans from real estate development partners (ii)	-	8,255	2,166
Other accounts payable	89,265	19,099	28,544

	487,692	81,311	37,184

Current portion	97,933	68,368	14,628
Non-current portion	389,759	12,943	22,556

(i)
In January 2008, the Company formed an unincorporated venture ("SCP"), the main objective of which is to hold interests in other real estate development companies. The SCP received contributions of R$ 304,040 through December 31, 2008 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partner). The SCP has a defined term which ends on January 31, 2017 at which time the Company is required to redeem the venture partners' interest. The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. The redemption of Class B quotas of R$ 300,000 will start on January 31, 2012 and will be fully paid by January 31, 2014. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At December 31, 2008, the SCP and the Company were in compliance with these clauses.

(ii)	Loans from real estate development partners related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

12	Commitments and Provision for Contingencies

The Company is a party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.

The changes in the provision for contingencies are summarized below:

	2008	2007	2006

Balance at the beginning of the year	21,262	4,105	4,422
Additions	11,440	2,258	725
Additions - consolidation of Alphaville	-	16,695	-
Additions - consolidation of Tenda	26,840	-	-
Reversals and settlements	(2,178)	(1,796)	(1,042)

Court-mandated escrow deposits	(3,834)	-	-

Balance at the end of the year	53,530	21,262	4,105

(a)	Tax, labor and civil lawsuits

	2008	2007	2006

Civil lawsuits	27,779	2,323	-
Tax lawsuits	19,609	16,768	3,169
Labor claims	9,976	2,171	936
Court-mandated escrow deposits	(3,834)	-	-

	53,530	21,262	4,105

Current	17,567	3,668	4,105
Non-current	35,963	17,594	-

Alphaville is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS). The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 16,705 and is recorded in the Provision for contingencies.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

At December 31, 2008, the Company is monitoring other lawsuits and risks, the likelihood of loss for which, based on the position of legal counsel, is possible but not probable, totaling R$ 67,736, and for which management believes a provision for loss is not necessary.

In September 2008, R$ 10,583 in the Gafisa S.A. bank accounts were deemed to be restricted as to withdrawal. This restriction arose from a foreclosure action in which it is alleged that Gafisa S.A. became the successor of Cimob Companhia Imobiliária S.A. ("Cimob") upon merger of Cimob, at which time Cimob assets were reduced. The Company is appealing against such decision on the grounds that the claim lacks merit, in order to release its funds and not be held liable for Cimob's debt. No provision was recognized in the financial statements as of December 31, 2008 based on the position of the Company's legal counsel.

An amount of R$ 27,979 of the proceeds of the Company's initial public offering was withheld in an escrow deposit attached by court order to guarantee a writ of execution. The Company is appealing the decision and considers that the claim has no merit. No provision has been recorded based on the position of the Company's legal counsel.

(b)	Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company. The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities. At December 31, 2008, estimated costs to be incurred on developments under construction total approximately R$2,465,000.

13	Obligations for Purchase of Land and Advances from Clients

	2008	2007	2006

Obligations for purchase of land	392,762	151,594	131,915
Advances from clients
Barter transactions	169,658	169,658	75,120
Development and services	90,363	72,125	76,146

	652,783	393,377	283,181

Current	421,584	290,193	266,856
Non-current	231,199	103,184	16,325

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

14	Shareholders' Equity

(a)	Capital

At December 31, 2008, the Company's capital totaled R$ 1,229,517 (2007 - R$ 1,221,846, 2006 - R$ 591,742), represented by 133,087,518 nominative Common shares without par value (2007 - 132,577,093 nominative Common shares without par value, 2006 - 111,511,596 nominative Common shares without par value), 3,124,972 of which were held in treasury (2007 - 3,124,972 treasury shares, 2006 - 8,141,646 treasury shares).

On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008. In 2008, the capital increase of R$ 7,671, related to the stock option plan and the exercise of 510,425 Common shares, was approved.

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa, a capital increase of R$ 134,029 was approved through the issuance for public subscription of 6,358,116 Common shares. In January 2007, the cancellation of 5,016,674 Common shares which had been held in treasury, amounting to R$ 28,976, was approved. In March 2007, a capital increase of R$ 487,813 was approved through the issuance for public subscription, of 18,761,992 new Common shares, without par value, at the issue price of R$ 26.00 per share. In 2007, a capital increase of R$ 8,262, related to the stock option plan and the exercise of 961,563 Common shares, was approved. Under the Bylaws, amended on January 8, 2007, the Board of Directors may increase share capital up to the limit of the authorized capital of 200,000,000 Common shares.

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

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

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

The changes in the number of shares are as follows:

	Thousands of shares

		Preferred shares

	Common shares	Class A	Class F

January 1, 2006	8,404	14,973	1,250

Conversion of all preferred to common shares	16,223	(14,973)	(1,250)
Share issuance
Havertown	411	-	-
Stock split	50,075	-	-

Subtotal	75,113	-	-
Share issuance
Exercise of stock options	1,533	-	-
Initial public offering	26,724	-	-

December 31, 2006	103,370	-	-

Share issuance (Alphaville Acquisition)	6,359	-	-
Exercise of stock options	961	-	-
Public offering	18,762	-	-

December 31, 2007	129,452	-	-

Exercise of stock options	511

December 31, 2008	129,963	-	-

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(b)	Appropriation of net income for the year

Pursuant to the Company's Bylaws, the net income for the year is distributed as follows: (i) 5% to the legal reserve, until such reserve represents 20% of paid-up capital, and (ii) 25% of the remaining balance for the payment of mandatory dividends to all shareholders.

Pursuant to Article 36 of the Company's Bylaws, amended on March 21, 2007, the recognition of a statutory investment reserve became mandatory, the amount of which may not exceed 71.25% of net income. The purpose of the reserve is to retain funds for financing for the expansion of the activities of the Company, including the subscription of capital increases or creation of new ventures, participation in consortia or other forms of association for the achievement of the Company's corporate objectives.

Management's proposal for distribution of net income for the years ended December 31 (subject to approval at the Annual Shareholders' Meeting) are as follows:

	2008	2007	2006

Net income for the year, adjusted by Law No. 11.638/07		91,640	44,010
Effects of changes from Law No. 11.638/07		21,963	2,046

Net income for the year	109,921	113,603	46,056
Legal reserve	(5,496)	(5,680)	(2,303)

	104,425	107,923	43,753

Minimum mandatory dividends - 25%	(26,104)	(26,981)	(10,938)

(c)	Stock option plans

(i)	Gafisa

The Company provides six stock option plans. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

To be eligible for the plans (plans from 2000 to 2002), participant employees are required to contribute 10% of the value of total benefited options on the date the option is granted and, additionally, for each of the following five years, 18% of the price of the grant per year. The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest from 3% to 6%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments for the years ended December 31, 2008 and 2007 (2006 - R$ 996).

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest from 3% to 6%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

The market value of each option granted is estimated at the grant date using the Black-Scholes option pricing model. The assumptions used were as follows: expected volatility of 50% in 2008 (2007 - 48%, 2006 - 50%); expected dividend yield on shares of 0.63% in 2008 (2007 - 0.33%, 2006 - 0%); risk-free interest rate of 11.56% in 2008 (2007 - 12.87%, 2006 - 8.00%); and expected average option term of 2.6 years in 2008 and 2007 (2006 - 3.2 years).

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

		2008		2007		2006

	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price – R$	Number of options	Weighted average exercise price – R$

Options outstanding at the beginning of year	5,174,341	22.93	3,977,630	16.04	1,848,150	6.29
Options granted	2,145,793	31.81	2,320,599	30.36	3,201,432	17.14
Options exercised	(441,123)	16.72	(858,582)	12.50	(1,021,950)	6.27
Options expired	(3,675)	20.55	-	-	-	-
Options cancelled(i)	(945,061)	20.55	(265,306)	18.61	(50,002)	18.23

Options outstanding at the end of the year	5,930,275	26.14	5,174,341	25.82	3,977,630	16.04

Options exercisable at the end of the year	4,376,165	28.00	2,597,183	22.93	1,066,151	6.56

(i)	In the years ended December 31, 2007 and 2008, no option was cancelled due to the expiration of terms of stock option plans.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

	Brazilian reais

	2008	2007	2006

Exercise price per share at the end of the year	7.86-39.95	6.75-34.33	5,91-19,92
Weighted average of exercise price at the option grant date	21.70	18.54	9.63
Weighted average of market price per share at the grant date	27.27	27.92	11.67
Market price per share at the end of the year	10.49	33.19	31.94

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company, and will expire after ten years from the grant date.

The Company recognized stock option expenses of R$ 26,138 in 2008 (2007 - R$ 17,820, 2006 - R$ 9,129) of which R$22,203, R$16,497 and R$9,129 were recorded by Gafisa S.A.

(ii)	Tenda

Tenda has a stock option plan, approved at the Extraordinary Shareholders' Meeting of June 3, 2008, and established at the Board of Directors' meeting on June 5, 2008, whereby the Board of Directors of Tenda can implement issuance programs of up to the maximum aggregate limit of 5% of total capital shares, including the dilution effect from the exercise of all granted options. The volume involved in the granting of stock options is limited to 3,000,000 shares. In 2008, 2,640,000 options were granted, and 570,000 were cancelled. Options outstanding at the end of the year totaled 2,570,000.

The stock option program provides that the options granted may be exercised in three annual lots, each lot being equivalent to 33.33% of total granted options, and the first exercise being in May 2009. Options may be exercised in two periods during each year, from the 1st to the 15th of May and November. The base exercise price of granted options was R$ 7.20 per share. When exercising the option in the three annual lots, the base price will be adjusted according to the market value of shares, based on the average price in trading sessions over the last 30 consecutive days before the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, based on the share value in the market, at the time of the two exercise periods for each annual lot.

The market price of Tenda shares at the grant date was R$ 11.60 and on December 31, 2008 was R$ 1.16.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model, taking into consideration the following assumptions: expected volatility of 58%, expected dividend yield on shares of 0%, risk-free interest rate of 14.3% and expected average option term of 1.7 year. In 2008, Tenda recorded stock option expenses of R$ 1,973 for the period from October 22, 2008 through December 31, 2008.

(iii)	Alphaville

Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		2008		2007

	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais

Options outstanding at the beginning of the year	1,474	6,522.92	-	-
Options granted	720	7,474.93	1,474	6,522.92
Options cancelled	(56)	6,522.92	-	-

Options outstanding at the end of the year	2,138	6,843.52	1,474	6,522.92

On December 31, 2008, 284 options were exercisable (2007 - zero). The exercise prices per option on December 31, 2008 were from R$ 8,238.27 to R$ 8,376.26, whereas on December 31, 2007 the exercise price was R$ 7,077.80.

The market value of each option granted in 2008 was estimated at the grant date using the Black-Scholes option pricing model, taking into consideration the following assumptions: expected volatility, calculated based on the historic volatility of companies in the sector, of 38% in 2008 and 34% in 2007, expected dividend yield on shares of 0% in 2008 and 2007, risk-free interest rate of 11.36% in 2008 and 11.88% in 2007, and expected average option term of 2.3 years in 2008 and 2007.

Alphaville recorded stock option plan expenses of R$ 1,962 in 2008 and R$ 1,323 in 2007.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

15	Deferred Taxes

	2008	2007	2006

Assets
Net operating loss carryforwards	76,640	12,499	15,880
Temporary differences
Tax versus prior book basis	52,321	46,267	24,800
CPC accounting standards	39,680	10,633	6,784
Tax credits from downstream mergers	21,611	9,341	12,454

	190,252	78,740	59,918

Liabilities
Differences between income taxed oncash and recorded on accrual basis	202,743	46,070	32,259
Negative goodwill	18,266	-
Temporary differences - CPC accounting standards	18,122	-	-

	239,131	46,070	32,259

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise.

At December 31, 2008, the Company had tax losses, social contribution tax loss carryforwards and tax credits totaling R$ 161,291 (2007 - R$ 130,991), with corresponding tax benefits of R$ 54,838 (2007 - R$ 51,317).

Other than for Tenda, the Company has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.

The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

2009	5,289
2010	33,192
2011	35,714
2012	2,129
Other	316

Total	76,640

The reconciliation of the statutory to effective tax rate is as follows:

	2008	2007	2006

Income before taxes on income and minority interest	210,051	128,058	52,535
Income tax calculated at the standard rate - 34%	(71,417)	(43,540)	(17,862)
Net effect of subsidiaries taxed on presumed profit regime	22,122	13,598	12,058
Pre acquisition deferred income tax asset	12,419	-	-
Prior period income tax and social contribution tax losses	3,946	6,124	-
Stock option plan	(10,088)	(6,059)	(3,104)
Other non-deductible items, net	(379)	(495)	383

Income tax and social contribution expense	(43,397)	(30,372)	(8,525)

16	Financial Instruments

The Company participates in operations involving financial instruments, all of which are recorded on the balance sheet, for the purposes of meeting its operating needs and reducing its exposure to credit, currency and interest rate risks. These risks are managed by control policies, specific strategies and determination of limits, as follows:

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(a)	Risk considerations

(i)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period.

Other than for Tenda, Company management did not deem necessary the recognition of a provision to cover losses for the recovery of receivables related to delivered real estate units. There was no significant concentration of credit risks related to clients for the periods presented.

(ii)	Currency risk

The Company participates in operations involving derivative financial instruments for the purposes of mitigating the effects of fluctuations in foreign exchange rates. In the years ended December 31, 2008, 2007, R$ 80,895 and R$ 5,857, respectively, related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's financial statements.

The nominal value of the swap contracts was R$ 200,000 on December 31, 2008 and 2007. The unrealized gains (losses) of these operations at December 31, 2008 and 2007 are as follows (Note 9):

	Reais	Percentage		Net unrealized gains (losses) from derivative instruments

Rate swap contracts -	Nominal	Original
(US Dollar and Yen for CDI)	value	index	Swap	2008	2007

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105% of CDI	53,790	733
Banco Votorantim S.A.	100,000	US Dollar + 7	104% of CDI	32,962	5,124

	200,000			86,752	5,857

The Company does not make sales denominated in foreign currency.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(iii)	Interest rate risk

The interest rates on loans and financing are disclosed in Note 9. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered (Note 5) are subject to annual interest of 12%.

Additionally, as disclosed in Notes 7 and 11, a significant portion of the balances from related parties and with partners in the ventures are not subject to financial charges.

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i)	Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented in the financial statements (Note 4). The contracted rates reflect usual market conditions.

(ii)	Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 9 and 10. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

(c)	Sensitivity analysis

A sensitivity analysis of the risks of material losses that could accrue from financial instrument transactions, based on management's best estimate of the most likely scenario (Scenario I), is presented below. Additionally, a further two scenarios are presented, as required by the CVM, pursuant to Instruction No. 475/08, by stressing the variables by 25% and 50%, respectively, (Scenarios II and III).

Banco Votorantim S.A (counterparty) swap risk factors - increase of CDI (liability position) and devaluation/appreciation of the Real x US Dollar (asset position).

ABN Amro swap risk factor - increase of CDI (liability position) and devaluation/appreciation of the Real x Yen (asset position).

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Projection - maturity on June 9, 2009	Exchange rate - R$/US$	CDI - %

Scenario I - Likely	2.42	11.67
Scenario II - Possible - Stress at 25%	1.82	14.57
Scenario III - Remote - Stress at 50%	1.21	17.47

Projection - maturity on October 29, 2009	- R$/Yen	CDI - %

Scenario I - Expected	0.02767	12.30
Scenario II - Possible - Stress at 25%	0.02076	15.34
Scenario III - Remote - Stress at 50%	0.01384	18.39

At December 31, 2008, the Company calculated the scenario estimates of the R$/US$ and R$/Yen exchange rates for the maturity dates of the swaps. The hypothetical appreciations of the Real against other currencies would produce the following impact:

Impact on exchange rate scenarios

		Scenario (*)

Transaction	Risk	I	II	III

Swap (asset position - US$)	Devaluation of US Dollar	147,539	110,654	73,769
Debt denominated in US$	Appreciation of US Dollar	(146,739)	(110,054)	(73,370)

Net effect of US$ devaluation		800	600	399

Swap (asset position - Yen)	Devaluation of Yen	168,516	126,387	84,258
Debt denominated in Yen	Appreciation of Yen	(166,818)	(125,113)	(83,409)

Net effect of Yen devaluation		1,698	1,274	849

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Impact on interest rate scenarios

		Scenario (*)

Transaction	Risk	I	II	III

Votorantim swap - liability position balance in CDI on maturity date (June 9, 2009)	Increase of CDI	120,656	122,103	123,528
ABN Amro Bank swap - liability position balance in CDI on maturity date (October 29, 2009)	Increase of CDI	126,187	129,009	131,820

(*) Scenarios I, II and III - Likely, Possible and Remote, respectively.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

The source of the data used to determine the exchange rate adopted in the base scenarios was the Brazilian Mercantile & Futures Exchange ("BMF"), as management believes that this is the most reliable and independent source, and which represents the market consensus on these quotations.

The US Dollar and Yen data were sourced from the BMF on December 31, 2008 for the maturity dates.

BMF data on December 31, 2008	Quotation - %

R$/U$$ for maturity in June 2009	11.67
R$/JPY for maturity in October 2009	12.30

For interest rate data, management adopted the Real rate through February 27, 2009 and used the BMF CDI projection; base date February 27, 2009 for the maturity dates.

BMF data on February 27, 2009	CDI - %

Maturity in June 2009	11.67
Maturity in October 2009	12.30

17	Related Parties

(a)	Transactions with related parties

Current account	2008	2007	2006

Condominiums and consortia
Alpha 4	(466)	265	-
Consórcio Ezetec & Gafisa	9,341	-	611
Consórcio Eztec Gafisa	(9,300)	2,293	-
Cond. Constr. Empres. Pinheiros	2,132	(86)	(975)
Condomínio Parque da Tijuca	235	339	339
Condomínio em Const. Barra Fir	(46)	(100)	(97)
Civilcorp	791	-	-
Condomínio do Ed. Barra Premiu	105	-	-
Consórcio Gafisa Rizzo	(273)	(454)	(77)
Evolução Chácara das Flores	7	7	-
Condomínio Passo da Pátria II	569	569	734
Cond. Constr. Palazzo Farnese	(17)	(17)	(17)
Alpha 3	(214)	546	-
Condomínio Iguatemi	3	3	3
Consórcio Quintas Nova Cidade	36	36	36
Consórcio Ponta Negra	3,838	5,476	4,665
Consórcio Sispar & Gafisa	1,995	1,198	-
Cd. Advanced Ofs Gafisa-Metro	(417)	(130)	(976)
Condomínio Acqua	(2,629)	(257)	2,030
Cond. Constr. Living	1,478	(488)	(305)
Consórcio Bem Viver	5	149	2,186
Cond. Urbaniz. Lot. Quintas Rio	(486)	(73)	215
Cond. Constr. Homem de Melo	83	11	(176)
Consórcio OAS Gafisa - Garden	(1,759)	1,504	142

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Cond. de Constr. La Traviata	-	298	(733)
Cond. em Constr. Lacedemonia	57	57	33
Evolução New Place	(665)	(610)	(345)
Consórcio Gafisa Algo	711	683	573
Columbia Outeiro dos Nobres	(153)	(155)	19
Evolução - Reserva do Bosque	5	-	(5)
Evolução - Reserva do Parque	122	118	90
Consórcio Gafisa & Bricks	(26)	30	-
Cond. Constr. Fernando Torres	135	135	152
Cond. de Const. Sunrise Reside	18	18	(257)
Evolução Ventos do Leste	159	160	155
Consórcio Quatro Estações	(1,340)	(1,400)	(1,549)
Cond. em Const. Sampaio Viana	951	951	714
Cond. Constr. Monte Alegre	1,456	1,433	829
Cond. Constr. Afonso de Freitas	1,674	1,672	1,654
Consórcio New Point	1,472	1,413	1,028
Evolução - Campo Grande	618	44	25
Condomínio do Ed. Pontal Beach	43	98	74
Consórcio OAS Gafisa - Garden	430	585	101
Cond. Constr. Infra Panamby	(483)	(1,408)	4,008
Condomínio Strelitzia	(851)	(762)	6,096
Cond. Constr. Anthuriun	4,319	4,723	5,219
Condomínio Hibiscus	2,715	2,869	3,524
Cond. em Constr. Splendor	(1,848)	(1,933)	(1,925)
Condomínio Palazzo	793	(1,055)	(981)
Cond. Constr. Doble View	(1,719)	336	1,869
Panamby - Torre K1	887	1,366	1,314
Condomínio Cypris	(1,436)	(666)	1,199
Cond. em Constr. Doppio Spazio	(2,407)	(1,739)	(1,580)
Consórcio	2,493	2,063	-
Consórcio Planc e Gafisa	270	115	-
Consórcio Gafisa & Rizzo (SUSP)	1,239	-	-
Consórcio Gafisa OAS - Abaeté	3,638	-	-
Cond do Clube Quintas do Rio	1	-	-
Cons. Oas-Gafisa Horto Panamby	9,349	412	-
Consórcio OAS e Gafisa - Horto Panamby	(27)	-	-
Consórcio Ponta Negra - Ed Marseille	(1,033)	-	-
Consórcio Ponta Negra - Ed Nice	(4,687)	-	-
Manhattan Square	600	-	-
Cons. Eztec Gafisa Pedro Luis	(3,589)	-	-
Consórcio Planc Boa Esperança	603	-	-
Consórcio Gafisa OAS- Tribeca	(144)	-	-
Consórcio Gafisa OAS- Soho	(167)	-	-
Consórcio Gafisa & GM	(40)	-	-
Consórcio Ventos do Leste	(1)	(1)	(1)
Bairro Novo Cotia	(6,137)	-	-
Bairro Novo Camaçari	(2,585)	-	-
Bairro Novo Fortaleza	2	-	-
Bairro Novo Nova Iguaçu	(330)	-	-
Bairro Novo Cia. Aeroporto	(55)	-	-
Consórcio B. Novo Ap Goiania	(210)	-	-
Consórcio B. Novo Campinas	(261)	-	-
Cyrela Gafisa SPE Ltda.	-	3,384	3,329
SCP Gafisa	-	(878)	(19)

	9,577	23,147	32,948

Other SPEs
Gafisa SPE 10 S.A.	2,051	76	1,351
Gafisa Vendas I. Imob. Ltda.	2,384	-	-
Projeto Alga	(25,000)	(25,000)	-
Others	-	-	(431)

	(20,565)	(24,924)	920

SPEs
FIT Resid. Empreend. Imob. Ltda.	12,058	-	-
Ville Du Soleil	1,968	-	-

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Cipesa Empreendimentos Imob.	(398)	-	-
The House	80	-	-
Gafisa SPE 46 Empreend. Imob.	8,172	(11)	188
Gafisa SPE 40 Empr. Imob. Ltda.	1,288	806	365
Blue II Plan. Prom e Venda Lt.	911	-
Saí Amarela S.A.	(1,138)	(902)	(1,322)
Gafisa SPE-49 Empr. Imob. Ltda.	(2)	(2)	-
Gafisa SPE-35 Ltda.	(129)	(127)	(15)
Gafisa SPE 38 Empr. Imob. Ltda.	109	198	217
Lt Incorporadora SPE Ltda.	(527)	(93)	(715)
Res. das Palmeiras Inc. SPE Lt.	1,246	657	(102)
Gafisa SPE 41 Empr. Imob. Ltda.	1,534	293	(144)
Dolce Vitabella Vita SPE S.A.	32	30	(25)
Saira Verde Empreend. Imob. Lt.	214	25	(239)
Gafisa SPE 22 Ltda.	630	600	727
Gafisa SPE 39 Empr. Imob. Ltda.	(304)	(189)	(255)
DV SPE SA	(571)	(574)	(580)
Gafisa SPE 48 Empreend. Imob.	159	123	-
Gafisa SPE-53 Empr. Imob. Ltda.	(94)	1	-
Jardim II Planej. Prom. Vda. Ltda.	(2,990)	(2,986)	(2,524)
Gafisa SPE 37 Empreend. Imob.	(398)	(137)	27
Gafisa SPE-51 Empr. Imob. Ltda.	810	398	-
Gafisa SPE 36 Empr. Imob. Ltda.	(1,205)	(353)	3,653
Gafisa SPE 47 Empreend. Imob.	146	17	-
Sunplace SPE Ltda.	415	415	104
Sunshine SPE Ltda.	1,135	1,401	(4,484)
Gafisa SPE 30 Ltda.	(1,217)	(1,628)	(395)
Gafisa SPE-50 Empr. Imob. Ltda.	(221)	169	-
Tiner Campo Belo I Empr. Imob.	6,971	-	3,651
Gafisa SPE-33 Ltda.	2,321	775	3,878
Jardim I Planej. Prom. Vda. Ltda.	6,662	6,556	4,487
Verdes Praças Inc. Imob. Spe. Lt.	(38)	(50)	(19)
Gafisa SPE 42 Empr. Imob. Ltda.	64	2	798
Península I SPE SA	(1,267)	(1,300)	(1,863)
Península 2 SPE SA	865	881	534
Blue I SPE Ltda.	74	9	217
Gafisa SPE-55 Empr. Imob. Ltda.	(2)	1	-
Gafisa SPE 32	(2,304)	-	-
Cyrela Gafisa SPE Ltda.	2,834	-	-
Unigafisa Partipações SCP	1,040	-	-
Villagio Panamby Trust SA	749	3,262	1,584
Diodon Participações Ltda.	13,669	-	-
Gafisa SPE 44 Empreend. Imobili.	175	53	-
JTR Jatiuca Trade Residence	1,218	-	-
Gafisa SPE 65 Empreend. Imob. Ltd.	321	128	-
Gafisa SPE-72	1	-	-
Gafisa SPE 52 Empreend. Imob. Ltd.	42	2	-
Gafisa SPE-32 Ltda.	2,220	909	(185)
Terreno Ribeirão/Curupira 1	1,360	-	-
Consórcio Ponta Negra	(95)	-	-
Gafisa SPE-71	124	-	-
Gafisa SPE-73	1	-	-
Gafisa SPE 69 Empreendimentos	(72)	-	-
Gafisa SPE-74 Emp. Imob. Ltda.	1	-	-
Gafisa SPE 59 Empreend. Imob. Ltda.	1	1	-
Gafisa SPE-67 Emp. Ltda.	1	-	-
Gafisa SPE 68 Empreendimentos	1	-	-
Gafisa SPE-76 Emp. Imob. Ltda.	24	-	-
Gafisa SPE-77 Emp. Imob. Ltda.	3,289	-	-
Gafisa SPE-78 Emp. Imob. Ltda.	1	-	-
Gafisa SPE-79 Emp. Imob. Ltda.	1	-	-
Gafisa SPE 70 Empreendimentos	(746)	-	-
Gafisa SPE 61 Empreendimento I	(12)	-	-
SCP Gafisa	(878)	-	-
Projeto ERP	-	-	-
Gafisa SPE 85 Emp. Imob. Ltda.	(96)	-	-
Gafisa SPE 86	1	-	-
Gafisa SPE 84	381	-	-

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Current account	2008	2007	2006

Gafisa SPE-77 Empr. Ltda.	1,463	-	-
Mario Covas SPE Empreendimento	(208)	19	-
Imbui I SPE Empreendimento Imo.	1	1	-
Acedio SPE Empreend. Imob. Ltda.	2	1	-
Maria Inês SPE Empreend. Imob.	(2)	1	-
Gafisa SPE 64 Empreendimento I	(50)	1	-
FIT Jd. Botânico SPE Empr. Imob.	-	1	-
Cipesa Empreendimentos Imobili.	-	(17)	-
Bairro Novo Empreend. Imobil. SA	-	3,630	-
Abv - Gardênia	-	(65)	-
Gafisa Vendas I. Imob. Ltda.	-	(129)	937
Blue II Plan. Prom. e Venda Lt.	-	(743)	(747)
Condomínio Strelitzia	-	10,254	(1,000)
FIT Roland Garros Empr. Imb. Ltd.	-	291	-
FIT Resid. Empreend. Imob. Ltda.	-	(2,570)	(1)
FIT 01 SPE Empreend. Imob. Ltda.	-	1	-
FIT 02 SPE Empreend. Imob. Ltda.	-	1	-
FIT 03 SPE Empreend. Imob. Ltda.	-	1	-
Others	-	(4,739)	(2,314)

	61,821	15,299	4,438

Others
Camargo Corrêa Des. Imob. S.A.	916	(16)	34
Genesis Desenvol. Imob. S.A.	(216)	(277)	(109)
Empr. Incorp. Boulevard SPE Lt.	56	56	59
Cond. Const. Barra First Class	31	31	-
Klabin Segall S.A.	532	532	532
Edge Incorp. e Part. Ltda.	146	146	158
Multiplan Plan. Particip. e Ad.	100	100	100
Administ. Shopping Nova América	90	(11)	(11)
Ypuã Empreendimentos Imob.	4	-	-
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)	128
Rossi AEM Incorporação Ltda.	3	3	3
Patrimônio Constr. e Empr. Ltda.	307	307	307
Camargo Corrêa Des. Imob. S.A.	39	-	-
Condomínio Park Village	(107)	(115)	2,140
Boulevard Jardins Empr. Incorp.	(89)	(623)	(309)
Rezende Imóveis e Construções	809	802	591
São José Constr. e Com. Ltda.	543	543	543
Condomínio Civil Eldorado	276	276	585
Tati Construtora Incorp. Ltda.	286	286	286
Columbia Engenharia Ltda.	431	431	431
Civilcorp Incorporações Ltda.	4	-	-
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801	1,800
Rossi Residencial S.A.	431	431	431
RDV 11 SPE Ltda.	(781)	(781)	651
Jorges Imóveis e Administrações	1	-	-
Camargo Corrêa Des. Imob. S.A.	(673)	-	-
Camargo Corrêa Des. Imob. S.A.	(323)	-	-
Patrimônio Const. Empreend. Ltda.	155	155	155
Alta Vistta Maceió (controle)	2,318	-	-
Forest Ville (OAS)	807	-	-
Garden Ville (OAS)	276	-	-
JTR - Jatiuca Trade Residence	880	-	-
Acquarelle (Controle)	1	-	-
RIV Pta Negra - Ed. Nice	353	-	-
Palm Ville (OAS)	185	-	-
Art. Ville (OAS)	180	-	-
Concord. Incorp. Imob. S/C Ltda.	-	11	11
Guarapiranga - Lírio	-	446	446
Others	32	(4)	4

	9,680	4,406	8,966

Total asset balance	60,513	17,928	47,272

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(b)	Management compensation

Remuneration of the Company's management group is as follows:

	2008	2007	2006

Board of Directors	916	867	800
Board of Executive Officers	3,231	4,649	4,567

	4,147	5,516	5,367

18	Insurance

The Company has insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion.

The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

19	Segment Information

Beginning in 2007, following the acquisition, formation and merger of the entities Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's chief executive officer assesses segment information on the basis of different business corporate segments and economic data rather than geographic regions of its operations. Gafisa S.A. was the only segment in 2006.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment.

This information is gathered internally and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources among segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

adopted in Brazil. The reporting segments do not separate operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

						2008

	Gafisa S.A. (i)	Tenda (ii)	Alphaville	FIT Residencial (iii)	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,977	82,543	18,385	6,153	526,003

Gross margin - %	30.2	31.7	33.1	23.4	18.2	30.2

Net income (loss) for the year	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients(current and long-term)	1,377,689	565,576	174,096	-	1,183	2,118,544
Properties for sale	1,340,554	549,989	135,173	-	3,260	2,028,976
Other assets	915,648	428,465	39,585	-	7,640	1,391,338

Total assets	3,633,891	1,544,030	348,854	-	12,083	5,538,858
(i)	Includes all subsidiaries, except Tenda, Alphaville, FIT Residencial and Bairro Novo.
(ii)	Includes the result for the period of 10 months and 21 days of FIT Residencial.
(iii)	Includes the result for the period of 2 months and 10 days of Tenda. Thereafter FIT Residencial was merged into Tenda.

					2007

	Gafisa S.A. (*)	Alphaville	FIT Residencial	Bairro Novo	Total

Net operating revenue	1,004,418	192,700	7,169	-	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	-	(867,996)

Gross profit	278,153	55,846	2,292	-	336,291

Gross margin - %	27.7	29.0	32.0	-	27.9

Net income (loss) for the year	91,941	14,994	(11,282)	(4,013)	91,640

Receivables from clients (current and long-term)	873,228	96,718	1,698	-	971,644
Properties for sale	878,137	96,195	45,548	2,399	1,022,279
Other assets	922,201	56,727	26,349	5,585	1,010,862

Total assets	2,673,566	249,640	73,595	7,984	3,004,785

(*)	Includes all subsidiaries, except Alphaville, FIT Residencial and Bairro Novo.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

20	Subsequent Events

(a)	Dissolution Joint Venture

On February 27, 2009, Gafisa S.A. and Odebrecht Empreendimentos announced an agreement for the dissolution of the partnership entered into with Odebrecht Empreendimentos in Bairro Novo, terminating the Shareholders' Agreement between the partners. Accordingly, Gafisa S.A. is no longer a partner in Bairro Novo. The real estate ventures that were being conducted together by the parties are henceforth to be carried out separately. Gafisa S.A. will develop the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos develop the other ventures of the dissolved partnership, in addition to the operations of Bairro Novo.

(b)	Debentures debt covenants

At March 31, 2009, the Company's debt levels were in excess of those stipulated in the debentures debt covenants. The Company is not in technical breach of the covenants as these are only measured at June 30 and December 31 of each year. The Company is renegotiating the covenants of the debentures with the holders and the outcome will not affect the classification of the debt on the balance sheet at December 31, 2008. The renegotiation of an amendment to the restrictive debenture covenants with the debenture holders may result in a higher interest rate. However, the success on the renegotiation is subject to the agreement with the debentureholders to be reached. These debentures relate to the Second program-first issuance issued in 2006 (Note 10) which presented a balance of R$240,000 at December 31, 2008.

If at June 30, 2009 the net debt level remains in excess of that stipulated in the covenant and the Company is not able to amend the covenant or receive a waiver from debentureholders, the Second program-first issuance debentures could be accelerated and the full amount of R$240,000 would be due immediately.  If the Company fails to pay the 2006 debentures upon acceleration, other indebtedness in the amount of R$670,000 may be accelerated and due immediately, which may have a material adverse effect on our financial position and results of operations.

(c)	Receivables securitization fund ("FIDC")

On March 31, 2009, the Company carried out a securitization of receivables, which consists of an assignment of a portfolio of select residential and commercial real estate receivables. This portfolio was assigned and transferred to "Gafisa FIDC" which issued Senior an Subordinated quotas, Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts. The Company assigned a receivables portfolio of R$ 119,622 to Gafisa FIDC in

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

exchange for cash, which was equivalent, at the transfer date, discounted to present value, of R$ 88,664.

(d)	Debenture placement

In April 2009, Tenda's first debenture program was approved and issued in May 2009, under which the company received R$ 600,000 in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, and mature in five years.

21	Supplemental Information - Pro Forma Consolidated Financial Information

Unaudited condensed pro forma consolidated selected financial information for 2008 and 2007, which assume the acquisition of Tenda (Note 8) had occurred as of the beginning of each fiscal year is as follows:

	2008	2007
	(Unaudited )	(Unaudited )

Net operating revenue	2,061,384	1,443,338
Net income	45,570	84,166
Shares outstanding at the end of the year (in thousands)	129,963	129,452
Earnings per thousand shares outstanding at the end of the year - R$	0.35	0.65

This pro forma statement has been prepared for comparative purposes only and is not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

22	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP

(a)	Description of the GAAP differences

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. The Company has retroactively applied the changes in Brazilian GAAP introduced by the newly formed CPC and the provisions of Law 11638/2007 as from January 1, 2006 (Note 2(a)). Certain items presented in the reconciliation to the Company's US GAAP financial information as at and for the years ended December 31, 2007 and 2006 previously issued have been adjusted to reflect the adoption of Law 11638/2007.

As a result of the changes to Brazilian GAAP introduced in 2008 which were applied retroactively to January 1, 2006 a number of differences between Brazilian GAAP and USGAAP, as originally reported, were eliminated. The changes to Brazilian GAAP did not affect the balances originally reported under USGAAP.

A summary of the Company's principal accounting policies that differ significantly from US GAAP is set forth below.

(i)	Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries listed in Note 8. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders' agreement; accordingly, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest held in the capital of the corresponding investee.

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

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. In the case of the Company's investees, the conditions specified in EITF 00-01 were only met by the Bairro Novo consortium at December 31, 2007. Accordingly, for purposes of US GAAP the remaining investments are treated on the equity basis of accounting. Although these differences in GAAP do not affect the Company's net

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

income or shareholders' equity, the line items in the consolidated balance sheet and statement of income are affected.

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

For purposes of the US GAAP shareholders' equity reconciliation as at December 31, 2008, 2007 and 2006, R$ (127,308), R$ (63,822) and R$ (7,973) were adjusted. For purposes of the US GAAP net income reconciliation, R$ 37,665, R$ (55,849) and R$ (7,973) were adjusted for the years ended December 31, 2008, 2007 and 2006 (being: Net operating revenue for 2008 R$ 85,337 (2007 - R$ 152,064; 2006 - R$ 32,970); Operating costs for 2008 R$ 47,672 (2007 - R$ 96,215; 2006 - R$ 24,997).

The revenue recognition adjustments in the shareholders' equity were compiled as follows:

	2008	2007	2006

At the beginning of the year	(63,822)	(7,973)	-
Adjustments at Fit Residencial through October 21, 2008	6,945	-	-
Consolidation of Tenda	(108,096)	-	-

Effect on net income	37,665	(55,849)	(7,973)

At the end of the year	(127,308)	(63,822)	(7,973)

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(iii)	Capitalized interest

Under Brazilian GAAP, the Company capitalizes interest on the developments during the construction phase, on loans from the National Housing Finance System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount). Under US GAAP, interest cost incurred during the period that assets are under construction is included in the cost of such assets. SFAS 34, "Capitalization of Interest Cost", states that interest cost should be included as a component of the historical cost of assets intended for sale or lease that are constructed as separate and discrete projects.

For purposes of the US GAAP shareholders' equity reconciliation, R$ 5,771, R$ 15,128 and R$ 47,672 were adjusted as at December 31, 2008, 2007 and 2006. For the purposes of the US GAAP net income reconciliation, R$ (9,357), R$(32,544) and R$ 13,457 were adjusted for the years ended December 31, 2008, 2007 and 2006.

(iv)	Stock option plan

Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options plan were recorded as an expense as from January 1, 2006, the transition date for the adoption of Law 11638/2007. Previously, under Brazilian GAAP, the stock option plans did not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price. Under Law 11638/2007 and the accounting guidance provided by CPC No. 10, the stock option plans are treated as equity awards and measured at fair value at the grant date, no further adjustments are made at the balance sheet dates to reflect changes in fair values.

Under US GAAP, beginning in 2006, the Company adopted SFAS 123R, "Share-based Payment". As the awards are indexed to the IGP-M plus annual interest of 6%, the employee share options have been accounted for as liability awards under the terms of SFAS 123R. The liability-classified awards are remeasured at fair value through the statement of income at each reporting period until settlement. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model (Note 22(c)(ii)).

For purposes of the US GAAP net income and shareholders' equity reconciliations, a stock option compensation income (expenses) of R$ 53,819, R$ 22,684 and R$ (25,091) for the years ended December 31, 2008, 2007 and 2006, comprised by (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$26,138, R$17,820 and R$9,129 for the year ended December 31, 2008, 2007 and 2006, respectively; and (ii) a reversal (expense) of stock

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

option compensation expense under USGAAP of R$27,681; R$4,864 and R$(34,220) for the year ended December 31, 2008, 2007 and 2006, respectively. A reduction of equity of R$ 2,221, R$ 29,356 and R$ 34,220 were recorded at December 31, 2008, 2007 and 2006.

(v)	Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because, generally, this is the minimum number of shares that can be traded on the BOVESPA.

Under US GAAP, because the Preferred and Common shareholders have different voting, dividends and liquidation rights, Basic and Diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share. Additionally, for US GAAP purposes, in 2006 the Company recorded a R$9,586 charge to reflect the exchange of non-voting Class A preferred into non-voting Class G redeemable preferred shares for redemption. This charge was based on the excess of (i) fair value of the Class G shares issued over (ii) the carrying amount of the Class A preferred stock in the Company's balance sheet. This charge was subtracted from net earnings to arrive at net earnings available to Common shareholders in the calculation of earnings per share.

The Company has issued employee stock options (Note 14(c)), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of shares, diluted earnings per share are not affected by the stock options.

The table below presents the determination of net income available to Common and Preferred shareholders and weighted average Common and Preferred shares outstanding used to calculate basic and diluted earnings per share for each of the years presented.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

	2008		2007

	Common	Total	Common	Total

Basic numerator
Dividends proposed	26,104	26,104	26,981	26,981
US GAAP undistributed earnings	273,554	273,554	36,481	36,481

Allocated US GAAP undistributed earnings available for Common shareholders	299,658	299,658	63,462	63,462

Basic denominator (in thousands of shares)
Weighted-average number of shares	129,671		126,032

Basic earnings per thousand shares - US GAAP - R$	2,310.92		503.55

Diluted numerator
Dividends proposed	26,104	26,104	26,981	26,981
US GAAP undistributed earnings	273,554	273,554	36,481	36,481

Allocated US GAAP undistributed earnings available for Common shareholders	299,658	299,658	63,462	63,462

Diluted denominator (in thousands of shares)
Weighted-average number of shares	129,671		126,032
Stock options	478		577

Diluted weighted-average number of shares	130,149		126,609

Diluted earnings per thousand shares - US GAAP - R$	2,302.43		501.25

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

			2006

	Preferred	Common	Total

Basic numerator
Dividends proposed	-	10,938	10,938
US GAAP undistributed earnings	258	13,631	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	258	24,569	24,827

Basic denominator (in thousand of shares)
Weighted-average number of shares	1,701	98,796

Basic earnings per thousand shares - US GAAP - R$	151.77	248.68

Diluted numerator
Dividends proposed	-	10,938	10,938
US GAAP undistributed earnings	259	13,630	13,889

Allocated US GAAP undistributed earnings available for common and preferred shareholders	259	24,568	24,827

Diluted denominator (in thousand of shares)
Weighted average number of shares	1,701	98,796
Stock options	29	1,152

Diluted weighted-average number of shares	1,730	99,948

Diluted earnings per thousand shares - US GAAP - R$	149.75	245.81

(vi)	Business combination

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment, except when it is based on future results. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Gafisa S.A Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Under US GAAP, pursuant to SFAS 141, "Business Combinations", fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Under US GAAP, SFAS 142, "Goodwill and Other Intangible Assets", goodwill is not amortized but, instead, is assigned to an entity's reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are no longer recorded for US GAAP purposes.

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2008 was R$ 215,296 (2007 – R$ 207,400), which is being amortized to income over a period of up to 10 years; negative goodwill at December 31, 2008 was R$ 18,522 (2007 - R$ 32,223) which was classified as "Negative Goodwill on acquisition of subsidiaries"; and the negative goodwill on the Tenda acquisition of R$ 169,394 was classified at "Deferred gain on sale of investment". Additionally, R$ 25,296 was recorded as Acquisition of investments related mainly to payables for the acquisition of Redevco and Cipesa in the amounts of R$ 17,000 and R$ 8,000, respectively.

For US GAAP purposes, the total net balance of goodwill at December 31, 2008 and 2007 was R$ 31,416.

(a)	Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008, as part of the acquisition of interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$ 621,643), which had a total shareholders' equity book value of R$ 1,036,072.

Under Brazilian GAAP, the sale of the 40% owneship interest in FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, reflecting the gain on the sale of the interest in FIT Residencial. Through December 31, 2008, this negative goodwill was amortized over the average construction period (through delivery of the units) of the real estate ventures of FIT Residencial at October 21, 2008. From October 22 to December 31, 2008 under Brazilian GAAP, the Company amortized R$ 41,008 of the negative goodwill, represented by the gain on the partial sale of FIT Residencial.

Under USGAAP, the Company recorded the transfer of Fit Residecial as a partial sale to the minority shareholders of Tenda and a gain of R$ 205,527 was recorded in the net income for the year ended December 31, 2008. For the reconciling the net income, the Company also

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

reversed the amortization of the deferred gain under Brazilian GAAP of R$41,008. The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	162,176

205,527

Under USGAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Acquired intangible assets include, R$ 14,558 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the year ended December 31, 2008, the amount of R$ 468 was amortized. And R$ 10,911 was assigned to registered trademarks, which were determined to have indefinite useful lives.

The preliminary fair value allocation on the assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	539,741	323,845
Long-term receivables	252,453	151,472
Properties for sale - non current	174,168	104,501
Intangible assets	42,449	25,469
Other assets	101,191	60,714

Total assets acquired	1,110,002	666,001

Total liabilities assumed	(497,164)	(298,298)

Net assets acquired	612,838	367,703

(b)	Alphaville transaction

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville, a company which develops and sells residential condominiums throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

acquired 60% of Alphaville's shares for R$ 198,400, of which R$20,000 was paid in cash and the remaining R$ 178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$ 134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed. The Company has a commitment to purchase the remaining 40% of Alphaville's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that the Company has a commitment to purchase the remaining 40% of Alphaville (20% in January of 2010 and the remaining 20% in January of 2012) in cash or shares, at the Company's sole discretion.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$ 4,052 and R$ 184,656, respectively.

Acquired intangible assets include, R$ 168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$ 16,583 assigned to registered trademarks, which were determined to have indefinite useful lives.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Net assets acquired	323,924	194,355

For the year ended December 31, 2008, the Company amortized R$ 19,185 (2007 - R$ 2,917) of the fair value assigned in the purchase price allocation.

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(c)	Cipesa transaction

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

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$ 24,091 and R$ 51,597, respectively.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 70

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)

Net assets acquired	94,156	65,909

(d)	Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco through special purpose entities, as follow: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$ 40,000.

The total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values in accordance with SFAS 141. Negative goodwill for those entities totaled R$ 11,434, which was allocated as a pro rata reduction to the acquired assets. This negative goodwill results primarily from market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

The combined fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Combined fair value at 100%

Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(vii)	Fair value option for financial liabilities

Under Brazilian GAAP, pursuant to CPC No. 14, the Company elected to apply the "fair value option" for certain working capital loans since 2007.

Under US GAAP, SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115" permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS 159 at January 1, 2008 and elected to adopt the fair value option for working capital loans denominated in foreign currency (Note 9). The difference in relation to Brazilian GAAP arises from the adoption date for the fair value measurement. For purposes of the USGAAP shareholders' equity and net income reconciliation, R$ 207 was adjusted as at and for the year ended December 31, 2007.

(viii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 22(d)(i)). The reclassifications are summarized as follows:

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective minority interests.

For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by SFAS 140, "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities - a replacement of SFAS 125", which was amended by SFAS 156, "Accounting for Servicing of Financial Assets". These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the presentation of the balance sheet, R$ 12,843, R$22,390 and R$ 19,402 were adjusted for US GAAP as at December 31, 2008, 2007 and 2006, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

Under Brazilian GAAP, the deferred gain recorded on the acquisition of the Diodon receivables portfolio is recorded on the balance sheet in Negative goodwill on acquisition of subsidiaries. Under US GAAP, the gain is treated as a component of the fair value of the assets acquired.

Under Brazilian GAAP certain court-mandated escrow deposits made into court are netted against the corresponding contingency provisions. For purposes of US GAAP, as these do not meet the right of offset criteria, such deposits are presented as assets and not netted against liabilities.

Under Brazilian GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented as deferred expenses in current and non-current assets.

Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference. Similarly, certain judicial escrow deposits are netted against contingency provisions and debt issuance costs netted against the liabilities under Brazilian GAAP.

(ix)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income under the Brazilian GAAP to present a condensed consolidated statement of income in accordance with US GAAP (Note 22(d)(ii)). The reclassifications are summarized as follows:

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

.
Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item (Equity in results) in the recast consolidated statement of income under US GAAP.

.
Under Brazilian GAAP, revenue from construction services rendered are recorded net of respective costs incurred to deliver such services, as Construction and services rendered, net as the Company considers it acts as an agent in providing construction services to clients. For purposes of US GAAP, construction service costs are classified in Operating costs as the Company is considered the primary obligor and principal in the arrangement.

.
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of income in accordance with US GAAP.

.	The net income differences between Brazilian GAAP and US GAAP (Note 22(b)(i)) were incorporated in the statement of income in accordance with US GAAP.

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income

	Note	2008	2007	2006

Net income under Brazilian GAAP		109,921	91,640	44,010
Revenue recognition - net operating revenue	22(a)(ii)	85,337	(152,064)	(32,970)
Revenue recognition - operating costs	22(a)(ii)	(47,672)	96,215	24,997
Capitalized interest	22(a)(iii)	-	-	30,291
Amortization of capitalized interest	22(a)(iii)	(9,357)	(32,544)	(16,834)
Stock compensation expense from prior periods arising from effect of a change in an accounting principle	22(a)(iv)	-	-	(157)
Stock compensation (expense) reversal	22(a)(iv)	53,819	22,684	(25,091)
Reversal of goodwill amortization of Alphaville	22(a)(vi)	10,734	7,500	-
Reversal of negative goodwill amortization of Redevco and Tenda	22(a)(vi)	(53,819)	-	-
Gain on the transfer of FIT Residencial	22(a)(vi)	205,527	-	-
Business Combination of Tenda	22(a)(vi)	(468)	-	-
Business Combination of Alphaville	22(a)(vi)	(19,185)	(2,917)	-
Fair value option of financial liabilities	22(a)(vii)	(207)	207	-
Other		(356)	370	573
Minority interest on adjustments above		6,839	1,994	1,873
Deferred income tax on adjustments above		(41,455)	30,377	(1,865)

Net income under US GAAP		299,658	63,462	24,827

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Note	2008	2007	2006

Weighted-average number of shares outstanding in the year (in thousands) (i)
Preferred shares		-	-	1,701
Common shares		129,671	126,032	98,796
Earnings per share
Preferred (i)	22(a)(v)
Basic		-	-	151.77
Diluted		-	-	149.75
Common (i)
Basic		2,310.92	503.55	248.68
Diluted		2,302.43	501.25	245.81
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net income		299,658	63,462	24,827
Undistributed earnings for preferred shareholders (basic earnings)		-	-	(258)

US GAAP net income available to Common shareholders (basic earnings)		299,658	63,462	24,569

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income		299,658	63,462	24,827
Undistributed earnings for preferred shareholders (diluted earnings)		-	-	(259)

US GAAP net income available to common shareholders (diluted earnings)		299,658	63,462	24,568

(i)	All share amounts have been adjusted retrospectively to reflect the share split on January 27, 2006.

(ii)	Shareholders' equity

	Note	2008	2007	2006

Shareholders' equity under Brazilian GAAP		1,612,419	1,498,728	807,433
Revenue recognition - net operating revenue	22(a)(ii)	(344,635)	(185,034)	(32,970)
Revenue recognition - operating costs	22(a)(ii)	217,327	121,212	24,997
Capitalized interest	22(a)(iii)	99,897	99,897	99,897
Amortization of capitalized interest	22(a)(iii)	(94,126)	(84,769)	(52,225)
Liability-classified stock options	22(a)(iv)	(2,221)	(29,356)	(34,220)
Receivables from clients - SFAS 140	22(a)(vii)	12,843	22,390	19,402
Liability assumed - SFAS 140	22(a)(vii)	(12,843)	(22,390)	(19,402)
Financial liability - SFAS 157		-	207	-
Reversal of goodwill amortization of Alphaville	22(a)(vi)	18,234	7,500	-
Reversal of negative goodwill amortization of Redevco and Tenda	22(a)(vi)	(53,819)	-	-
Gain on the transfer of FIT Residencial	22(a)(vi)	205,527	-	-
Business Combination – Tenda	22(a)(vi)	16,404	-	-
Business Combination – Alphaville	22(a)(vi)	(22,102)	(2,917)	-
Other		266	(339)	(31)
Minority interest on adjustments above		20,237	185	(3,809)
Deferred income tax on adjustments above		49,687	16,556	(13,821)

Shareholders' equity under US GAAP		1,723,095	1,441,870	795,251

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

Condensed changes in shareholders'
equity under US GAAP

	2008	2007	2006

At beginning of the year	1,441,870	795,251	290,604
Capital increase, net of issuance expenses	7,671	476,159	490,758
Capital increase - Alphaville	-	134,029	-
Net income	299,658	63,462	24,827
Minimum mandatory dividend	(26,104)	(26,981)	(10,938)
Additional 2006 dividends	-	(50)	-

At end of the year	1,723,095	1,441,870	795,251

Condensed shareholders' equity
under US GAAP

	2008	2007	2006

Shareholders' equity
Common shares, comprising 129,962,546 shares outstanding (2007 - 129,452,121; 2006 - 103,369,950)	1,199,498	1,191,827	583,305
Treasury shares	(14,595)	(14,595)	(43,571)
Appropriated retained earnings	538,192	182,861	177,180
Unappropriated retained earnings	-	81,777	78,337

	1,723,095	1,441,870	795,251

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

The FASB recently issued a number of SFAS and interpretations, as follows:

(a)	Accounting pronouncements adopted

In September 2006, the FASB issued SFAS 157, "Fair value measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The adoption of SFAS 157 did not generate a material impact on the Company's financial position, except for certain required disclosures about fair value measurements (Note 22 (c) (iii)).

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of SFAS no. 115". SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted SFAS 159 at January 1, 2008 and elected to adopt the fair value option for working capital loan denominated in foreign currency (Note 9).

On September 12, 2008, the FASB issued an FASB Staff Position - FSP that introduces new disclosure requirements for credit derivatives and guarantees and clarifies the effective date of SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new disclosure requirements are designed to result in similar disclosures for financial instruments with similar risks and rewards relating to credit risk, regardless of their legal form. For some companies, the additional disclosures may be significant, particularly given the increased use in recent years of credit default swaps to manage and gain exposure to particular credit risks. This FSP is effective for fiscal years, and interim periods within those fiscal years, ending after December 15, 2008. The adoption of this FSP did not generate a material impact on the Company's financial disclosures.

(b)	Accounting pronouncements not yet adopted

In December 2007, the FASB issued SFAS 141 (revised 2007), "Business Combination", which replaces SFAS 141, (issued 2001) Business Combinations. This Statement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting (which SFAS 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. SFAS 141 did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This Statement's scope is broader than that of SFAS 141, which applied only to business combinations in which control was obtained by transferring consideration.

The result of applying SFAS 141's guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this Statement. In addition, this Statement's requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this Statement improves the comparability of the information about business combinations provided in financial reports. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The effective date of this Statement is the same as that of the related SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements". The Company will apply such pronouncement on a prospective basis for each new business combination.

In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51", which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related SFAS 141(R). This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

In March 2008, the FASB issued SFAS 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.

In May 2008, the FASB issued SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles", which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with US GAAP. This Statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board - PCAOB amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles".

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

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

As of December 31, 2008, all the liability-classified awards were remeasured at their fair value and amounted to R$ 2,221 (2007 - R$ 29,356, 2006 - R$ 34,220). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled a reversal of R$ 27,681 in the year ended December 31, 2008 (2007 - reversal of R$ 4,864, 2006 - expense of R$ (34,220)). The assumptions were: weighted historical volatility of 50% (2007 - 47%, 2006 - 50%); expected dividend yield of 0.3% (2007 - 0.6%, 2006 - 0%); average annual risk-free interest rate of 12% (2007 - 12%, 2006 - 8%), and; expected average total lives of 2.6 years in 2008 and 2007 (2006 - 3.2 years). As of December 31, 2008, the compensation cost related to nonvested stock options to be recognized in future periods was R$ 2,011 (2007 - R$ 14,063; 2006 - R$ 8,385) and its weighted average recognition period was approximately 2.6 years in 2008 and 2007 (2006 - 3.2 years).

The pro forma disclosure of net income and earnings per share (both basic and diluted) for the year ended December 31, 2006 had the prior method under APB 25, Accounting for Stock Issued to Employees, been applied, is presented below:

2006

Net income for the year
As reported	24,827
Plus - reversal of stock compensation recorded based on the fair value method of SFAS 123R	34,220
Less - stock compensation based on APB 25	(29,093)

Pro forma net income for the year	29,954

Basic income per share - R$ per thousand shares (*)
Preferred shares - as reported	151.77
Preferred shares - pro forma	207.79
Common shares - as reported	248.68
Common shares - pro forma	299.61

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

2006

Dilutive income per share - R$ per thousand shares (*)
Preferred shares - as reported	149.75
Preferred shares - pro forma	205.02
Common shares - as reported	245.81
Common shares - pro forma	296.15

(iii)	Fair value of financial instruments

(a)	SFAS 157 adoption

The Company adopted SFAS 157, effective January 1, 2008, (Note 22 (a) (viii)), which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under SFAS 157, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

(i)
Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

(ii)	Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)
Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to SFAS 157 and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2008. As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2008

	Quoted prices in active markets for identical assets (Level 1 )	Significant other observable inputs (Level 2 )	Significant unobservable inputs (Level 3 )	Total

Liabilities
Marketable securities	-	455,036	-	455,036
Derivatives	-	86,752	-	86,752

Liabilities
Working capital loans	-	313,557	-	313,557

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. Potential income tax ramifications related to the realization of unrealized gains and losses that would be incurred in an actual sale or settlement have not been taken into consideration.

The carrying amounts for cash and cash equivalents, trading debt securities, accounts and notes receivable and current liabilities approximates their fair values. The fair value of long-term debt is based on the discounted value of contractual cash flows. The discount rate is estimated based on the market forecasted curves for the remaining cash flow of each obligation.

The estimated fair values of financial instruments are as follows:

		2008		2007		2006

	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash and cash equivalents	510,504	510,504	512,185	512,185	260,919	260,919
Restricted cash	76,928	76,928	9,851	9,851	-	-
Receivables from clients, net - current portion	1,060,845	1,060,845	269,363	269,363	184,595	184,595
Receivables from clients, net - non current portion	720,298	720,298	505,073	505,073	259,174	259,174

Financial liabilities
Loans and financing	1,018,208	1,010,278	437,334	437,217	38,378	38,378
Debentures	506,930	506,930	249,190	249,190	251,038	251,038
Trade accounts payable	103,592	103,592	82,334	82,334	24,680	24,680
Derivatives	86,752	86,752	5,857	5,857	-	-

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheet, statement of income, and statement of changes in shareholders' equity under US GAAP have been recast in condensed format as follows:

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(i)	Condensed consolidated balance sheets under US GAAP

	2008	2007	2006

Assets
Current assets
Cash and cash equivalents	510,504	512,185	260,919
Restricted cash	76,928	9,851	-
Receivables from clients	1,060,845	269,363	184,595
Properties for sale	2,058,721	990,877	419,998
Other accounts receivable	127,150	101,279	303,258
Prepaid expenses	27,732	45,003	33,750
Investments	49,135	46,249	53,804
Property and equipment	50,852	27,336	8,146
Intangibles	219,615	184,656	-
Other assets
Receivables from clients	720,298	505,073	259,174
Properties for sale	149,403	149,403	63,413
Deferred taxes	35,067	-	-
Other	93,153	47,765	46,829

Total assets	5,179,403	2,889,040	1,633,886

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	59,196	17,202
Debentures	64,930	9,190	11,038
Obligations for purchase of land	278,745	244,696	106,213
Materials and services suppliers	103,592	82,334	24,680
Taxes and labor contributions	112,729	60,996	36,434
Advances from clients - real estate and services	176,958	26,485	3,938
Credit assignments	46,844	1,442	1,358
Acquisition of investments	25,296	48,521	-
Dividends payable	26,106	26,981	10,938
Others	85,445	73,541	202,368
Long-term liabilities
Loans	587,355	378,138	21,176
Debentures	442,000	240,000	240,000
Deferred income tax	-	3,728	828
Obligations for purchase of land	225,639	73,056	98,398
Others	398,474	79,290	63,014

Minority interest	451,342	39,576	1,050

Shareholders' equity	1,723,095	1,441,870	795,251

Total liabilities and shareholders' equity	5,179,403	2,889,040	1,633,886

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(ii)	Condensed consolidated statements of income under US GAAP

	2008	2007	2006

Gross operating revenue
Real estate development and sales	1,717,930	1,091,071	693,591
Construction and services rendered	37,369	35,053	66,941
Taxes on services and revenues	(62,593)	(35,492)	(85,792)

Net operating revenue	1,692,706	1,090,632	674,740

Operating costs (sales and services)	(1,198,256)	(865,756)	(503,172)

Gross profit	494,450	224,876	171,568

Operating expenses
Selling, general and administrative	(306,134)	(192,025)	(139,053)
Other	163,363	1,595	(135)

Operating income	351,679	34,446	32,380
Non-operating income (expenses)
Financial income	99,335	48,924	55,158
Financial expenses	(59,137)	(21,681)	(51,136)

Income before income tax, equity in results and minority interest	391,877	61,689	36,402

Taxes on income
Current	(21,575)	(21,559)	(2,248)
Deferred	(49,001)	19,571	(8,939)

Income tax and social contribution expense	(70,576)	(1,988)	(11,187)

Income before equity in results, cumulative effect of a change in an accounting principles and minority interest	321,301	59,701	25,215
Equity in results	26,257	8,499	894
Stock compensation expense related to cumulative effect of a change in an accounting principles		-	(157)
Minority interest	(47,900)	(4,738)	(1,125)

Net income	299,658	63,462	24,827

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income	299,658	63,462	24,827
Undistributed earnings for Preferred Shareholders (Basic earnings)	-	-	(258)

US GAAP net income available to common shareholders (Basic earnings)	299,658	63,462	24,569

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income	299,658	63,462	24,827
Undistributed earnings for Preferred Shareholders (Diluted earnings)	-	-	(259)

US GAAP net income available to Common shareholders (Diluted earnings)	299,658	63,462	24,568

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

(iii)	Additional information - taxes

Change in the valuation allowance for net operating losses was as follows:

	2008	2007	2006

At January 1	(16,407)	(7,230)	-
Valuation allowance - relates to jointly-controlled subsidiaries subject to the taxable profit regime	5,577	(9,177)	(7,230)

At December 31	(10,830)	(16,407)	(7,230)

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007 which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact in the Company's statement of income and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2008 and 2007, the Company has no amount recorded for any uncertainty in income taxes.

The Gafisa S,A, and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

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

(v)	Summarized financial information

The following table presents condensed combined financial information prepared under Brazilian GAAP of the significant investments in unconsolidated affiliates accounted for under

Gafisa S.A. Notes to the Consolidated Financial Statements December 31, 2008, 2007 and 2006 In thousands of Brazilian reais, unless otherwise stated

the equity method. The significant investments include Gafisa SPE 26 Ltda. for the year ended December 31, 2006:

Combined condensed statement of income - year ended December 31,	2006

Net operating revenue	34,987
Operating costs	(29,052)
Income before taxes	(5,495)
Loss for the year	(7,417)

No investments were deemed to be significant as at and for the year ended December 31, 2008 and 2007.

*          *          *

Report of Independent Registered
Public Accounting Firm

To the Shareholders’ and the Board of Directors of Construtora Tenda S/A:

1.
We have audited the accompanying consolidated balance sheet of Construtora Tenda S/A (the “Company”) as of December 31, 2008 and the related consolidated statement of income, of changes in shareholders’ equity and cash flow for the period from October 22, 2008 through December 31, 2008.  These consolidated financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
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

3.
In our opinion, the consolidated financial statements referred to above fairly present, in all material respects, the consolidated financial position of Construtora Tenda S/A as of December 31, 2008 and the results of its operations, the changes in its shareholders’ equity and the cash flow for the period from October 22, 2008 through December 31, 2008 in conformity with Brazilian accounting practices..

4.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/ Terco Grant Thornton Auditores Independentes      São Paulo, April 27, 2009

A-1