Form 20-F
period 2009-12-31
Gafisa S.A.
filed 2010-03-10
CIK 1389207

As filed with the Securities and Exchange Commission on March 10, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________________ to ________________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of the event requiring this shell company report________________

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

The number of outstanding shares of each class as of December 31, 2009.

Title of Class	Number of Shares Outstanding
Common Stock	167,077,137*

*      Includes 299,743 common shares that are held in treasury. On February 22, 2010, our shareholders approved a stock split of one share into two shares, increasing the number of shares outstanding to 334,154,274 and the number of shares held in treasury to 599,486.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. We prepare our financial statements in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01 and Brazilian Law No. 11,638/07, which we refer to hereinafter as “Brazilian corporate law;”

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•
the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or the “IBRACON,” the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC” and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or “IFRS,” for the consolidated financial statements of financial institutions and publicly-held companies.  On December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil. When we present our financial statements under IFRS to comply with this requirement and as Brazilian GAAP migrates towards IFRS, percentage-of-completion accounting will not be acceptable.  As a result, our financial statements under IFRS may be materially different from those actually presented under Brazilian GAAP.

Our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.  Selected financial information presented as of and for the year ended December 31, 2005 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive. As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2009, 2008, 2007 and 2006.

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect income statement and balance sheet information for all of our subsidiaries, and also separately disclose the interest of noncontrolling shareholders. With respect to our jointly-controlled entities, in accordance with the shareholders agreements, we consolidate income statement and balance sheet information relating to those entities in proportion to the equity interest we hold in the capital of such investees for Brazilian GAAP purposes.

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

In this annual report, all references to “contracted sales” are to the aggregate amount of sales resulting from all agreements for the sale of units (including residential communities and land subdivisions) entered into during a certain period, including new units and units in inventory.   Further, in this annual report we use the term “value of launches” as a measure of our performance. Value of launches is not a Brazilian GAAP measurement. Value of launches, as used in this annual report, is calculated by multiplying the total numbers of units in a real estate development by the unit sales price.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	changes in the overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.      Selected Financial Data

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

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

	As of and for the year ended December 31,
	2009		2008		2007(1)		2006(1)		2005(1)
	(in thousands except per share, per ADS and operating data)(3)
Income statement data:
Brazilian GAAP:
Gross operating revenue	R$	3,144,880	R$	1,805,468	R$	1,251,894	R$	681,791	R$	480,774
Net operating revenue		3,022,346		1,740,404		1,204,287		648,158		457,024
Operating costs		(2,143,762)		(1,214,401)		(867,996)		(464,766)		(318,211)
Gross profit		878,584		526,003		336,291		183,392		138,813
Operating expenses, net		(417,410)		(357,798)		(236,861)		(118,914)		(79,355)
Financial income (expenses), net		(80,828)		41,846		28,628		(11,943)		(31,162)
Non-operating income (expenses), net		—		—		—		—		(1,024)
Income before taxes on income and noncontrolling interest		380,346		210,051		128,058		52,535		27,272
Taxes on income		(95,406)		(43,397)		(30,372)		(8,525)		3,405
Noncontrolling interest		(71,400)		(56,733)		(6,046)		—		—
Net income		213,540		109,921		91,640		44,010		30,677
Share and ADS data(2):
Earnings per share—R$ per share		1.2804		0.8458		0.7079		0.4258		1.2457
Number of preferred shares outstanding as at end of period		—		—		—		—		16,222,209
Number of common shares outstanding as at end of period		166,777,934		129,962,546		129,452,121		103,369,950		8,404,185
Earnings per ADS—R$ per ADS (3)		2.5608		1.6916		1.4158		0.8516		2.4914
U.S. GAAP:
Net operating revenue		2,338,311		1,692,706		1,090,632		674,740		439,011
Operating costs		(1,652,850)		(1,198,256)		(865,756)		(503,172)		(329,775)
Gross profit		685,461		494,450		224,876		171,568		109,236
Operating expenses, net		(600,536)		(142,771)		(190,430)		(139,188)		(77,305)
Financial income (expenses), net		(83,622)		40,198		27,243		4,022		(17,684)
Income before income taxes, equity in results and noncontrolling interest		1,303		391,877		61,689		36,402		14,247
Taxes on income		(59,567)		(70,576)		(1,988)		(11,187)		(1,886)
Equity in results		63,862		26,257		8,499		894		22,593
Cumulative effect of a change in an accounting principle:		—		—		—		(157)		—
Net income		5,598		347,558		68,200		25,952		34,954

	As of and for the year ended December 31,
	2009		2008		2007(1)		2006(1)		2005(1)
	(in thousands except per share, per ADS and operating data)(3)
Less: Net income attributable to noncontrolling interests		(42,276)		(47,900)		(4,738)		(1,125)		(571)
Net income (loss) attributable to Gafisa (4)		(36,678)		299,658		63,462		24,827		34,383

Per share and ADS data(2):
Per preferred share data—R$ per share:
Earnings (loss) per share—Basic		—		—		—		0.0759		0.3028
Earnings (loss) per share—Diluted		—		—		—		0.0749		0.3011
Weighted average number of shares outstanding – in thousands		—		—		—		3,402		85,606
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(0.1373)		1.1555		0.2518		0.1244		0.1735
Earnings (loss) per share—Diluted		(0.1373)		1.1512		0.2506		0.1229		0.1727
Weighted average number of shares outstanding – in thousands		267,174		259,341		252,063		197,592		48,788
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—
Per ADS data—R$ per ADS(3):
Earnings (loss) per ADS—Basic (3)		(0.2746)		2.3109		0.5036		0.2487		0.3469
Earnings (loss) per ADS—Diluted (3)		(0.2746)		2.3024		0.5013		0.2458		0.3453
Weighted average number of ADSs outstanding – in thousands		133,587		129,671		126,032		98,796		24,394
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and financial investments	R$	1,424,053	R$	605,502	R$	517,420	R$	266,159	R$	133,891
Current and non-current properties for sale		1,748,457		2,028,976		1,022,279		486,397		304,329
Working capital(5)		2,871,846		2,448,305		1,315,406		926,866		464,589
Total assets		7,688,323		5,538,858		3,004,785		1,558,590		944,619
Total debt(6)		3,122,132		1,552,121		695,380		295,445		316,933
Total shareholders’ equity		2,325,634		1,612,419		1,498,728		807,433		270,188

U.S. GAAP:
Cash and cash equivalents		1,348,403		510,504		512,185		260,919		136,153
Current and non-current properties for sale		2,212,083		2,208,124		1,140,280		483,411		376,613
Working capital(5)		2,464,856		2,510,382		1,295,176		788,351		473,794
Total assets		7,129,330		5,179,403		2,889,040		1,633,886		901,387
Total debt(6)		3,057,792		1,525,138		686,524		289,416		294,149
Total Gafisa shareholders’ equity		2,165,255		1,723,095		1,441,870		795,251		290,604
Noncontrolling interests		47,912		451,342		39,576		1,050		197
Total shareholders’ equity		2,213,167		2,174,437		1,481,446		796,301		209,801

Consolidated Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(676,693)		(812,512)		(451,929)		(271,188)		(112,947)
Investing activities		(15,446)		(78,300)		(149,290)		(25,609)		(5,576)
Financing activities		1,540,353		911,817		842,629		429,065		206,526

Operating data:
Number of new developments		69		64		53		30		21
Potential sales value(10)		2,301,224		2,763,043		2,235,928		1,005,069		651,815
Number of units launched(7)		10,795		10,963		10,315		3,052		2,363
Launched usable area (m2)(8) (9)		1,415,110		1,838,000		1,927,821		407,483		502,520
Sold usable area (m2)(8) (9)		1,378,177		1,339,729		2,364,173		357,723		372,450
Units sold		22,012		11,803		6,120		3,049		1,795

(1)
Our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.  Selected financial information presented as of and for the year ended December 31, 2005 has not been represented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive. As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2009, 2008, 2007 and 2006.

(2)
On January 26, 2006, all our preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two new issued shares, increasing the number of shares from 167,077,137 to 334,154,274. All U.S. GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on January 27, 2006 and on February 22, 2010. All U.S. GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on January 27, 2006 and on February 22, 2010. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retrospectively to reflect the share split on January 27, 2006 and on February 22, 2010.

(3)	Earnings per ADS is calculated based on each ADS representing two common shares.

(4)	The following table sets forth reconciliation from U.S. GAAP net income to U.S. GAAP net income available to common shareholders:

	As of and for the year ended December 31,
	2009	2008	2007	2006	2005

Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (loss) (Basic)	(36,678)	299,658	63,462	24,827	34,383
Preferred Class G exchange*	—	—	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	—	(258)	(16,334)
U.S. GAAP net income (loss) available to common shareholders (Basic earnings)	(36,678)	299,658	63,462	24,569	8,463
Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Diluted):
U.S. GAAP net income (loss)	(36,678)	299,658	63,462	24,827	34,383
Preferred Class G exchange*	—	—	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Diluted earnings)	—	—	—	(259)	(16,373)
U.S. GAAP net income (loss) available to common shareholders (Diluted earnings)	(36,678)	299,658	63,462	24,568	8,424

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

(5)	Working capital equals current assets less current liabilities.

(6)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(7)	The units delivered in exchange for land pursuant to swap agreements are not included.

(8)	One square meter is equal to approximately 10.76 square feet.

(9)	Does not include data for FIT, Tenda and Bairro Novo.

(10)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

Exchange Rates

There were previously two foreign exchange markets in Brazil.  With the enactment of the National Monetary Council Resolution No. 3,265 of March 14, 2005, the foreign exchange markets were consolidated to form one exchange market. On July 1, 2008, Resolution No. 3,568, as amended, revoked Resolution No. 3,265, but maintained its main changes concerning the consolidation of the foreign exchange markets. Therefore, all transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

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

Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2%. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2005	R$	2.341	R$	2.463	R$	2.163	R$	2.762
December 31, 2006		2.138		2.215		2.059		2.371
December 31, 2007		1.771		1.793		1.762		1.823
December 31, 2008		2.337		2.030		1.559		2.500
December 31, 2009		1.741		2.062		1.702		2.422
Month Ended:
September 2009		1.778		1.841		1.778		1.904
October 2009		1.744		1.738		1.704		1.784
November 2009		1.751		1.726		1.702		1.759
December 2009		1.741		1.749		1.710		1.788
January 2010		1.875		1.799		1.723		1.875
February 2010		1.811		1.841		1.805		1.877

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On March 8, 2010, the selling rate was R$1.78180 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at March 8, 2010 may not be indicative of future exchange rates.

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

Risks Relating to Our Business and to the Brazilian Real Estate Industry

Our business, results of operations and the market price of our common shares or the ADSs may be adversely affected by weaknesses in general economic, real estate and other conditions.

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

•	employment levels;

•	population growth;

•	consumer demand, confidence, stability of income levels and interest rates;

•	availability of financing for land home site acquisitions and the availability of construction and permanent mortgages;

•	inventory levels of both new and existing homes;

•	supply of rental properties; and

•	conditions in the housing resale market.

Furthermore, the market value of undeveloped land, buildable lots and housing inventories held by us can fluctuate significantly as a result of changing economic and real estate market conditions. If there are significant adverse changes in economic or real estate market conditions, we will have to sell homes at a loss or hold land in inventory longer than planned.

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product resulting in a decrease in both the number of developments launched and the rate of sales of our units. Worldwide financial market volatility may adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and the results of operations.

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on availability and location of land, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnerships with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo and Rio de Janeiro, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability.

The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that determine our reputation, and therefore our sales and growth. Delays in the construction of our projects or defects in materials and/or workmanship may occur. Any defects could delay the completion of our real estate projects, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. These factors may also adversely affect our reputation as a contractor for third party projects, since we are responsible for our construction services and the building itself for five years.  Construction projects often involve delays in obtaining, or the inability to obtain, permits or approvals from the relevant authorities. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, unforeseen conditions at construction sites, disputes with surrounding landowners or other events. In addition, we may encounter previously unknown conditions at or near our construction sites that may delay or prevent construction of a particular project.  If we encounter a previously unknown condition at or near a site, we may be required to correct the condition prior to continuing construction and there may be a delay in the construction of a particular project. The occurrence of any one or more of these problems in our real estate projects could adversely affect our reputation and our future sales.

We may incur construction and other development costs for a project that exceeds our original estimates due to increases over time in interest rates, real estate taxes, material costs, labor costs or other costs. We may not be able to pass these increased costs on to purchasers.  Construction delays, scarcity of skilled workers, cost overruns and adverse conditions may also increase project development costs. In addition, delays in the completion of a project may result in a delay in the commencement of cash flow, which would increase our capital needs.

Our inability to acquire adequate capital to finance our projects could delay the launch of new projects and adversely affect our business.

We expect that the continuing expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities.  Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business.  As of the date of this annual report, our net debt level and obligations to venture partners was in excess of R$2.0 billion, our cash and cash equivalents was in excess of R$1.4 billion and our total debt was R$3.1 billion and obligations to venture partners was R$0.3 billion.

Changing market conditions may adversely affect our ability to sell our home inventories at expected prices, which could reduce our margins and adversely affect the market price of our common shares or the ADSs.

As a homebuilder, we must constantly locate and acquire new tracts of land for development and development home sites to support our homebuilding operations. There is a lag between the time we acquire land for development or developed home sites and the time that we can bring the properties to market and sell homes. As a result, we face the risk that demand for housing may decline, costs of labor or materials may increase, interest rates may increase, currencies may fluctuate and political uncertainties may occur during this period and that we will not be able to dispose of developed properties at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in the economy cause a decrease in revenues from our properties. The market value of home inventories, undeveloped tracts of land and desirable locations can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds unused to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes and other real properties at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with Brazilian and U.S. GAAP if values decline. The occurrence of these factors may adversely affect our business and results of operations.

We are subject to risks normally associated with permitting our purchasers to make payments in installments; if there are higher than anticipated defaults or if our costs of providing that financing increase, then our profitability could be adversely affected.

As is common in our industry, we and the special purpose entities, or “SPEs,” in which we participate permit some purchasers of the units in our projects to make payments in installments. As a result, we are subject to the risks associated with this financing, including the risk of default in the payment of principal or interest on the loans we make as well as the risk of increased costs for the funds raised by us. In addition, our term sales agreements usually bear interest and provide for an inflation adjustment. If the rate of inflation increases, the loan payments under these term sales agreements may increase, which may lead to a higher rate of payment default. If the default rate among our purchasers increases, our cash generation and, therefore, our profitability could be adversely affected.

In the case of a payment default after the delivery of financed units, Brazilian law provides for the filing of a collection claim to recover the amount owed or to repossess the unit following specified procedures. The collection of overdue amounts or the repossession of the property is a lengthy process and involves additional costs. It is uncertain that we can recover the full amount owed to us or that if we repossess the unit, we can re-sell the unit at favorable terms or at all.

In March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida” that aims to reduce the housing deficit in Brazil, which as of 2007 is estimated to be 6.3 million houses. The program calls for government investment of more than R$30 billion to be made through financing made available from Caixa Econômica Federal, or the CEF, and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, 600 thousand houses will be built for families with monthly incomes of three to ten times the minimum wage, which are our target clients through our Tenda brand. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment.

The affordable entry-level segment is strongly dependent on the availability of financing. The scarcity of financing, the increase in interest rates, the reduction in financing terms, share of financing per unit and subsidies or any other modification in other financing terms and conditions may adversely affect the performance of the affordable entry-level segment.

If we or the SPEs in which we participate fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

We and the SPEs we participate in are subject to various federal, state and municipal laws and regulations, including those relating to construction, zoning, use of soil, environmental protection, historical patrimony and consumer protection and antitrust. We are required to obtain, maintain and renew on a regular basis permits, licenses and authorizations from various governmental authorities in order to carry out our projects. We strive to maintain compliance with these laws and regulations. If we are unable to maintain or achieve compliance with these laws and regulations, we could be subject to fines, project shutdowns, cancellation of licenses and revocation of authorizations or other restrictions on our ability to develop our projects, which could have an adverse impact on our financial condition. In addition, our contractors and subcontractors are required to comply with various labor and environmental regulations and tax and regulatory obligations. Because we are secondary obligors to these contractors and subcontractors, if they fail to comply with these regulations or obligations, we may be subject to penalties by the relevant regulatory bodies.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not occur. Furthermore, we cannot assure you that these more onerous regulations would not cause delays in our projects or that we would be able to get the relevant permits and licenses. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly, which can adversely affect our business and the market price of our common shares or the ADSs.

If there is a scarcity of financing and/or increased interest rates, this may decrease the demand for real estate properties, which could negatively affect our results of operations and the market price of our common shares or the ADSs.

The scarcity of financing and/or an increase in interest rates or in other indirect financing costs may adversely affect the ability or willingness of prospective buyers to purchase our products and services, especially prospective low income buyers. A majority of the bank financing obtained by prospective buyers comes from the Housing Financial System (Sistema Financeiro de Habitação), or “SFH,” which is financed by funds raised from savings account deposits. The Brazilian Monetary Council (Conselho Monetário Nacional), or the “CMN,” often changes the amount of such funds that banks are required to make available for real estate financing.  If the CMN restricts the amount of available funds that can be used to finance the purchase of real estate properties, or if there is an increase in interest rates, there may be a decrease in the demand for our residential and commercial properties and for the development of lots of land, which may adversely affect our financial position and results of operations.

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

Some of our subsidiaries use significant funding from the home financing programs of the CEF and, as a result, are subject to institutional and operating changes in the CEF.

The CEF has several home financing programs for the low-income segment, which are used by Construtora Tenda S.A., or Tenda, to fund its activities. The CEF is a state-owned financial institution and is subject to political influence that may change the availability or the terms of the home financing programs. The cancelation, suspension, interruption or a significant change in such programs may affect our growth estimates and our business. Furthermore, the suspension, interruption or slowdown in the CEF’s activities to approve projects, grant financing to our clients and evaluate construction process, among other activities, may adversely impact our business, financial capacity, results of operations and the market price of our common shares and ADSs. Financing to the affordable entry-level segment is primarily made available through the CEF. Any changes in such financing would force us to seek new sources of financing and the availability of funds under similar conditions is limited, which would have an adverse effect on our results of operations.

The real estate industry is dependent on the availability of credit, especially in the affordable entry-level segment.

One of our main strategies is to expand our operations to the affordable entry-level segment in which clients are strongly dependent on bank financing to purchase homes. This financing may not be available on favorable terms to our clients, or at all. Changes in the Real Estate Financing System (Sistema de Financiamento Imobiliário), or SFI, and in the SFH rules, the scarcity of available resources or an increase in interest rates may affect the ability or desire of such clients to purchase homes, consequently affecting the demand for homes. These factors would have a material adverse effect on our business, financial condition and results of operations.

Because we recognize sales income from our real estate properties under the percentage of completion method of accounting, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

We recognize income from the sale of units in our properties based on the percentage of completion method of accounting, which requires us to recognize income as we incur the cost of construction. Total cost estimates are revised on a regular basis as the work progresses, and adjustments based upon such revisions are reflected in our results in accordance with the method of accounting used. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported income, we will recognize a credit to or a charge against income, which could have an adverse effect on our previously reported revenue and income.

Our participation in SPEs creates additional risks, including potential problems in our financial and business relationships with our partners.

We invest in SPEs with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for obligations of an SPE in particular areas, including tax, labor, environmental and consumer protection. These risks could have an adverse effect on us.

We may experience difficulties in finding desirable land tracts and increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Brazilian home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand or decreased supply. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to continue to acquire suitable land at reasonable prices in the future, which could adversely affect our business.

The market value of our inventory of undeveloped land may decrease, thus adversely affecting our results of operations.

We own tracts of undeveloped land that are part of our inventory for future developments. We also intend to increase our inventory and acquire larger tracts of land. The market value of these properties may significantly decrease from the acquisition date to the development of the project as a result of economic downturns or market conditions, which would have an adverse effect on our results of operations.

Increases in the price of raw materials may increase our cost of sales and reduce our earnings.

The basic raw materials used in the construction of our homes include concrete, concrete block, steel, aluminum, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of these and other raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales. Any such cost increases could reduce our earnings and adversely affect our business.

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

We maintain insurance policies against certain risks, such as damages, engineering risks, fire, land slides, storms, gas explosions and civil liabilities stemming from construction errors.  There can be no assurance that such policies will always be available or provide sufficient coverage for certain damages. In addition, there are certain risks that may not be covered by such policies, such as damages resulting from wars, force majeure or the interruption of certain activities. Furthermore, we are required to pay penalties and other fines whenever there is delay in the delivery of our units, and such penalties and fines are not covered by our insurance policies.

Moreover, we cannot guarantee that we will be able to renew our current insurance policies under favorable terms, or at all. As a result, insufficient coverage of our insurance or our inability to renew the existing insurance policies could have an adverse effect on our financial condition and results of operations.

Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.

As of December 31, 2009, our total debt was R$3.1 billion and our short-term debt was R$801.0 million. In addition, as of December 31, 2009, our cash and cash equivalents available was R$1.4 billion and our net debt represented 83.8% of our shareholders’ equity including the noncontrolling interest. Our indebtedness has variable interest rates.  A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of R$31.2 million on our earnings and cash flows, based on the net debt level as of December 31, 2009.

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

We may not be successful in managing and integrating the businesses and activities of Alphaville, Cipesa and Tenda.

We have recently acquired controlling stakes in three Brazilian real estate companies: (1) Alphaville Urbanismo S.A., one of the largest residential community development companies in Brazil; (2) Cipesa Empreendimentos Imobiliários S.A., one the leading homebuilder in the State of Alagoas; and (3) Construtora Tenda S.A., a residential homebuilder with a focus on the affordable entry-level segment. However, we may not be successful in managing and integrating these companies, which could adversely affect our business.

Failures or delays by our third party contractors may adversely affect our reputation and business and expose us to civil liability.

We engage third party contractors to provide services for our projects. Therefore, the quality of work in the construction of our real estate projects and the timely completion of these projects may depend on factors that are beyond our control, including the quality and timely delivery of building materials and the technical skills of the outsourced professionals. Such outsourcing may delay the identification of construction problems and, consequently, the correction of such problems.  Any failures, delays or defects in the services provided by our third party contractors may adversely affect our reputation and relationship with our clients, which would adversely affect our business and results of operations.

Unfavorable judicial or administrative decisions may adversely affect us.

We currently are, and may be in the future, defendants in several judicial and administrative proceedings related to civil, labor and tax matters. We cannot assure you that we will obtain favorable decisions in such proceedings, that such proceedings will be dismissed, or that our provisions for such proceedings are sufficient. Unfavorable decisions that impede our operations, as had been initially planned, or that result in a claim amount that is not adequately covered by provisions in our balance sheet may adversely affect our business and financial condition.

We may be held responsible for labor liabilities of our third party contractors.

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation.  As of December 31, 2009, we had a total of R$71.0 million of labor liabilities and provisions for such liabilities in the amount of R$8.9 million. 85% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

Failure to keep members of our senior management and/or our ability to recruit and retain qualified professionals may have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on the continued service and performance of our senior management and our ability to recruit and retain qualified professionals. None of the members of our senior management are bound to long-term labor contracts or non-compete agreements and there can be no assurance that we will successfully recruit and retain qualified professionals to our management as our business grow. The loss of any key professionals or our inability to recruit or retain qualified professionals may have an adverse effect on our business, financial condition and results of operations.

Changes in Brazilian GAAP due to its migration towards IFRS may adversely affect our results.

Law No. 11,638 /07, effective as of January 1, 2008 and as amended by Law No. 11,941/09, amended the Brazilian corporate law regarding corporate accounting practices in Brazil. The changes primarily sought to update the law to facilitate the process of converging Brazilian GAAP to IFRS, and permitted the CVM to issue new accounting standards and procedures consistent with international accounting standards. Portions of these regulations are currently in effect. Although the changes became effective on January 1, 2010, the CVM still permits public companies to present their quarterly reports under the prior rules.

With respect to the real estate sector, CVM Resolution No. 612 dated December 22, 2009, which approved Technical Interpretation ICPC02, addresses the recognition of costs and revenues by real estate companies prior to the completion of a property and applies to financial statements from the fiscal year beginning on January 1, 2010. Beginning on January 1, 2010, costs and revenues will be recognized only when the property is transferred to the buyer, which normally occurs upon the completion of the construction. Since we recognize our revenues during construction and before the completion of projects, these laws and regulations may adversely affect our results of operations. In addition, the process of converging Brazilian GAAP to IFRS, specifically the accounting procedures applicable to real estate companies, may have a significant impact on our financial statements and adversely impact our results of operations and dividend distributions.

We are currently evaluating the potential effects of the new regulation. In addition, new accounting regulations and pronouncements were issued in 2009 by the CPC and CVM and became effective on January 1, 2010. There can be no assurance that these modifications will not materially and adversely affect our financial statements, in particular our revenues and our results of operations and impact the comparability of our financial statement for the year ended December 31, 2009 with our financial statements for year ending December 31, 2010.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or IGP-M, inflation rates in Brazil were 1.2% in 2005, 3.8% in 2006, 7.8% in 2007, 9.8% in 2008 and (1.7)% in 2009. In addition, according to the Amplified Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 5.05% in 2005, 3.1% in 2006, 4.5% in 2007, 5.9% in 2008 and 4.3% in 2009. Our term sales agreements usually provide for an inflation adjustment linked to the INCC. The INCC increased by 5.0% in 2006, 6.2% in 2007, 11.9% in 2008 and 3.14% in 2009. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

Brazil may experience high levels of inflation in future periods. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. In addition, high inflation generally leads to higher domestic interest rates, and, as a result, the costs of servicing our reais-denominated debt may increase, resulting in lower net income. Inflation and its effect on domestic interest rates can, in addition, lead to reduced liquidity in the domestic capital and lending markets, which could affect our ability to refinance our indebtedness in those markets. In addition, increases in inflation rates would increase the outstanding debt of our customers, which could increase default levels and affect our cash flows. Any decline in our net operating revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

Social, political and economic events and the perception of risks, especially in other emerging economies, may adversely affect the Brazilian economy, our business and the market price of our securities.

The Brazilian capital markets are influenced by the Brazilian market and economic conditions and, to a certain extent, by the conditions in other Latin American countries and other emerging market countries. Investors’ reactions to developments in certain countries may have an adverse effect on the market value of the securities of Brazilian issuers. Crises in other Latin American and emerging market countries normally trigger a significant outflow of funds and the reduction of foreign investment in Brazil. For example, in 2001 Argentina announced a moratorium on its public debt after a recession and a period of political instability, which affected investor perceptions towards the Brazilian capital markets for many years. Crises in other Latin American and emerging market countries may diminish investor interest in the securities of Brazilian issuers, including ours, which could negatively affect the market price of our common shares.

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally, especially in the United States. The prices of shares traded on the BM&FBOVESPA have been historically affected by the fluctuation of interest rates and stock exchange indexes in the United States. Events in other countries or capital markets could have an adverse effect on the price of our shares, which could make it more difficult for us to access the capital markets and obtain financing on acceptable terms in the future, or at all.

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

As of December 31, 2009, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares.

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

The Brazilian economy is also affected by international economic and general market conditions, especially economic and market conditions in the United States. Share prices on the São Paulo Stock Exchange (BM&F Bovespa S.A. — Bolsa de Valores Mercadorias e Futuros), or the “BM&FBOVESPA,” for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$1.3 trillion as of December 31, 2009 and an average daily trading volume of US$2.7 billion for 2009. In comparison, the NYSE had a market capitalization of US$18.9 trillion as of December 31, 2009 and an average daily trading volume of approximately US$4.9 billion for 2009.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 50.4% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2009. The top ten stocks in terms of trading volume accounted for 45% of all shares traded on the BM&FBOVESPA in 2009. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2009 were US$21.5 million and US$19.4 million, respectively.

Shares eligible for future sale may adversely affect the market value of our common shares and the ADSs.

Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and the ADSs. We cannot predict what effect future sales of our shares or ADSs may have on the market price of our shares or the ADSs. Future sales of substantial amounts of such shares or the ADSs, or the perception that such sales could occur, could adversely affect the market prices of our shares or the ADSs.

The economic value of your investment in our company may be diluted.

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations.  In addition, we may acquire the remaining 20% of Alphaville's shares that we currently do not own through the issuance of new shares, which we intend to complete by 2012.  As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends in the total amount of R$11.0 million, or R$0.10 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), for fiscal year 2006. In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which were fully paid to our shareholders on April 29, 2008. On April 30, 2009, our shareholders approved the distribution of dividends for the fiscal year 2008 in the amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 18, 2009. Based on the results of the fiscal year 2009, our management has recommended the distribution of a dividend in the amount of R$50.7 million, or R$0.15 per share (giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which will be fully paid to our shareholders during the fiscal year 2010 upon board approval. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

No single shareholder or group of shareholders holds more than 50% of our capital stock. There is no guidance in Brazilian corporate law for publicly-held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached and, as a result, we cannot guarantee that our business plan will be effected. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

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

According to Law No. 10,833 of December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. In these terms, gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil are subject to income tax.

Our interpretation of Law No. 10,833 is that ADSs should not be regarded as assets located in Brazil. Accordingly, the disposition of our ADSs by a non-resident to either a Brazilian resident or a non-resident should not be subject to taxation in Brazil. However, in the event that a disposition of our ADSs is considered a disposition of assets located in Brazil, this tax law could result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil. We are not aware of precedents on the application of Law No. 10,833 to ADSs and, accordingly, we are unable to predict whether Brazilian courts would apply it to a disposition of our ADSs by a non-resident of Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains.”

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) would be treated as U.S. source gain or loss for all foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

Judgments of Brazilian courts with respect to our common shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then, prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares or the ADSs.

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

Our bylaws do not contain any provisions that discourage hostile takeovers.

No single shareholder or group of shareholders holds more than 50% of our capital stock. In addition, our bylaws do not contain any provisions that discourage or prohibit our acquisition or the acquisition of a significant share of our capital stock. The absence of such provisions makes us vulnerable to future acquisitions by our existing shareholders or new investors, which could result in significant changes in our management and strategy, adversely affecting us. We may default on certain of our material contracts in the event we cease to have a dispersed ownership control structure.

A portion of the compensation of our officers and members of the senior management is paid in form of stock options, which could tie their interest to the market price of our shares and ADSs.

We have established stock option plans for our officers and members of our senior management. Potential benefits under the stock option plans are tied to the appreciation of the market price of our shares and ADSs.

As a result, our compensation policy may influence our officers and members of the senior management and their interest to the market price of our shares and ADSs, which may conflict with the interests of our shareholders. Our officers and members of the senior management may be influenced to focus on short-term rather than long-term results because a significant portion of their compensation is tied to our results and the market price of our shares and ADSs. See “Item 6.  Directors, Senior Management and Employees—E. Share Ownership—Stock Option Plans” in this annual report.

ITEM 4. INFORMATION ON THE COMPANY

A.           History and Development of the Company

General

Gafisa S.A. is a corporation organized under the laws of Brazil. We were incorporated on November 12, 1996 for an indefinite term.  Our registered and principal executive offices are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9348, respectively.

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 55 years ago, we have completed and sold more than 980 developments and constructed over 11 million square meters of housing, which we believe is more than any other homebuilder in Brazil.  Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism.  Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville, which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2009, approximately 55% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 18% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 27% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders and currently operate in more than 120 cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2009, approximately 37% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

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

In October 2006, we entered into an agreement to acquire 100% of Alphaville Urbanismo S.A., or “Alphaville,” one of the largest residential community development companies in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% in two phases, with 20% in 2010 and the remaining 20% by 2012 in cash or shares issued by us, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

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

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” (which, on October 21, 2008, was merged into Tenda, as described below) for the development, construction and management of low and mid low income residential projects.

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

In October 2007, we entered into an agreement with Cipesa Engenharia S.A., or “Cipesa,” one of the leading homebuilder in the state of Alagoas. Under the agreement, Gafisa and Cipesa established a new company named Cipesa Empreendimentos Imobiliários S.A., or “Nova Cipesa,” in which 70% of the interest ownership is held by Gafisa and the remaining 30% is held by Cipesa. Gafisa capitalized Nova Cipesa with R$50 million in cash and acquired shares of Nova Cipesa held by Cipesa in the amount of R$15 million (which was payable over a period of one year). Cipesa is entitled to an earn-out of 2% of the potential sales value launched by Nova Cipesa until 2014. This earn-out is capped at R$25 million.

In January 2008, we formed an unincorporated venture.  As of December 31, 2009, the fully subscribed and paid capital of the venture was of R$313.1 million, represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partners. The venture will use these funds to acquire equity investments in real estate developments and to make capital contributions in our subsidiaries. Since investment decisions are made by all venture partners, we recorded R$300 million as venture partners obligations, which is due on January 31, 2014. The venture partners receive an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate and as of December 31, 2009, we recorded a provision in the amount of R$11.0 million for such purpose. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We are currently in compliance with these covenants.

On October 21, 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda.

On February 27, 2009, Gafisa and Odebrecht Empreendimentos S.A., or “Odebrecht,” entered into an agreement to terminate the partnership created in February 2007 for the development, construction and management of large scale, low income residential projects with more than 1,000 units each. Gafisa withdrew from Bairro Novo Empreendimentos Imobiliários S.A., or “Bairro Novo,” and, as a consequence, terminated the shareholders’ agreement it had entered into with Odebrecht. The ongoing real estate developments which were being jointly developed by Gafisa and Odebrecht were separated as follows: Gafisa continued developing the Empreendimento Imobiliário Bairro Novo Cotia, or “Bairro Novo Cotia” and Odebrecht continued developing the other real estate developments of the partnership as well as the operations of Bairro Novo. On June 29, 2009, Gafisa sold its equity participation in the company developing the Bairro Novo Cotia real estate venture to Tenda.

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares.  This transaction is subject to relevant corporate authorizations.  In addition, we may acquire the remaining 20% of Alphaville's shares that we currently do not own by 2012.

Capital Expenditures

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

In 2009, we invested R$45.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and the SAP implementation, which totaled R$5.0 million. We also had a reduction in restricted cash due to guaranteed financing of R$29.7 million.

Our capital expenditures are all made in Brazil and are usually funded by internal sources. We currently do not have any significant capital expenditures in progress.

B.           Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. Over the last 50 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 980 developments and constructed over 11 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “Alphaville,” and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2009, approximately 55% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 18% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 27% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in more than 120 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District, which represents approximately 90% of the national population and approximately 89% of the gross domestic product as of December 31, 2009. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2009 approximately 37% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Our Markets

We are present in more than 120 municipalities, including Ananindeua, Aracajú, Barueri, Bauru, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Camaçari, Campina Grande, Campinas, Campo Grande, Caruaru, Caxias do Sul, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Fortaleza, Foz do Iguaçú, Goiânia, Governador Valadares, Gramado, Gravataí, Jandira, João Pessoa, Juiz de Fora, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Petrópolis, Piracicaba, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Sabará, Salvador, Santos, São Bernardo do Campo, São Gonçalo, São José dos Campos, São Luis, São Paulo, São Vicente, Sobradinho, Sorocaba, Suzano, Teresina, Uberlândia, Vila Velha and Vitória, across 21 states and the Federal District throughout Brazil.

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

The table below sets forth our sales from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2009 (1)	2009	2008 (2)	2008	2007	2007
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	1,726,399	73.9	1,829,780	80.4	1,348,811	81.2
Land subdivisions	419,512	17.6	405,678	17.8	249,916	15.0
Commercial	155,313	6.5	3,100	0.1	27,877	1.7
Pre-sales	2,301,224	98.0	2,238,558	98.4	1,626,604	97.9
Construction services	47,999	2.0	37,268	1.6	35,121	2.1
Total real estate sales	2,386,831	100.0	2,275,826	100.0	1,661,725	100.0

(1)	Consolidates all sales of Tenda since January 1, 2009.

(2)	Includes sales of Tenda since October 22, 2008.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2009	2008	2007
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	804,937	918,156	742,712
Developments launched	11	13	11
Usable area (m2)(2)	157,755	288,028	250,185
Units launched(3)	1,490	2,301	2,040
Average sales price (R$/m2)(2)	5,102	3,188	2,969
Rio de Janeiro
Potential sales value of units launched(1)	95,955	443,516	510,639
Developments launched	3	8	11
Usable area (m2)(2)	19,015	196,189	177,428
Units launched(3)	436	837	2,020
Average sales price (R$/m2)(2)(4)	5,046	2,261	2,878
Other States
Potential sales value of units launched(1)	363,628	551,728	444,852
Developments launched	13	15	14
Usable area (m2)(2)	138,128	163,610	166,321
Units launched(3)	1,512	1,811	1,804
Average sales price (R$/m2)(2)(4)	2,633	3,372	2,675
Total Gafisa
Potential sales value of units launched(1)	1,264,520	1,913,400	1,698,203
Developments launched	27	36	36
Usable area (m2)(2)	314,898	647,827	593,934
Units launched(3)	3,438	4,949	5,864
Average sales price (R$/m2)(2)(4)	4,016	2,954	2,859
Alphaville
Potential sales value of units launched(1)	419,512	312,515	237,367
Developments launched	11	11	6
Usable area (m2)(2)	1,039,434	956,665	1,160,427
Units launched(3)	1,912	1,818	1,489
Average sales price (R$/m2)(2)(4)	403	327	686
Tenda(5)(6)
Potential sales value of units launched(1)	617,191	1,448,325	—
Developments launched	30	1	—
Usable area (m2)(2)	—	—	—
Units launched(3)	5,751	112	—
Average sales price (R$/m2)(2)(4)	—	—	—
FIT(7)
Potential sales value of units launched(1)	—	496,147	263,359
Developments launched	—	16	10
Usable area (m2)(2)	—	—	149,842
Units launched(3)	—	3,759	2,459
Average sales price (R$/m2)(2)(4)	—	—	1,896
Bairro Novo(8)
Potential sales value of units launched(1)	—	25,311	37,000
Developments launched	—	1	1
Usable area (m2)(2)	—	16,487	23,618
Units launched(3)	—	325	503
Average sales price (R$/m2)(2)(4)	—	1,535	1,567

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The units delivered in exchange for land pursuant to swap agreements are not included.

(4)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,369, R$1,225 and R$1,137 in 2009, 2008 and 2007, respectively.

(5)	Because Tenda launched very few units in 2008, we believe the full impact of the merger was not reflected until 2009.

(6)
On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

(7)	FIT was merged into Tenda on October 21, 2008.

(8)
On February 27, 2009, Gafisa and Odebrecht entered into an agreement to terminate the partnership created in February 2007 for the development, construction and management of large scale, low income residential projects with more than 1,000 units each. Gafisa withdrew from Bairro Novo, terminating the Shareholders’ Agreement then effective between Gafisa and Odebrecht. Therefore Gafisa is no longer a partner in Bairro Novo. The ongoing real estate ventures that were being jointly developed by the parties were separated as follows: Gafisa continued developing the Bairro Novo Cotia real estate venture and Odebrecht continued developing the other real estate ventures of the dissolved partnership, in addition to the operations of Bairro Novo. Further, on June 29, 2009, Gafisa sold its equity participation in the company developing the Bairro Novo Cotia real estate venture to Tenda.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2009, approximately 37% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

The table below sets forth our luxury building developments launched between January 1, 2007 and December 31, 2009:
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2009)
Horto – Phase 1	2007	50	44,563	2010	180	98
Vision	2007	100	19,712	2010	284	76
Supremo	2007	100	34,864	2011	192	86
London Green – Phase 2	2008	100	15,009	2010	140	67
Horto – Phase 2	2008	50	22,298	2011	92	97
Costa Maggiore	2008	50	9,386	2010	60	87
Alphaville Berra da Tijuca	2008	65	170,010	2011	259	88
Chácara Sant’Anna	2008	50	30,517	2011	158	54
Details	2008	100	7,802	2011	38	63
Quintas do Pontal	2008	100	21,915	2010	91	20
Laguna di Mare	2008	80	17,454	2011	146	17
Nouvelle	2008	100	5,367	2012	12	7
MontBlanc	2008	80	30,479	2011	112	22
Manhattan Square – Phase 1 Com	2008	50	25,804	2011	716	40
Reserva Laranjeiras	2008	100	11,740	2010	108	97
Verdemar – Phase 2	2009	100	12,593	2011	77	39
Centro Empresarial Madureira	2009	100	5,836	2011	195	78
Supremo Ipiranga	2009	100	13,904	2012	108	59
Sorocaba	2009	100	7,046	2012	81	79
Vistta Santana	2009	100	27,897	2012	179	80
The Place	2009	80	5,984	2012	176	43
Magno	2009	100	8,686	2012	34	90
Paulista Corporate	2009	100	5,615	2011	97	69
London Ville	2009	100	18,768	2012	195	24
Vision Brooklin	2009	100	20,536	2012	266	71
IT Style	2009	100	16,208	2013	204	37

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

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

The table below sets forth our middle-income building developments launched between January 1, 2007 and December 31, 2009:
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
Collori	2006	100	39,462	2010	167	100
Península FIT	2006	100	24,080	2010	93	97
Blue Land	2006	100	18,252	2010	120	99
Vivance Res. Service	2006	100	14,717	2010	187	98
CSF Acácia	2007	100	23,461	2010	192	100
Olimpic Bosque da Saúde	2007	100	19,150	2010	148	81
Magic	2007	100	31,487	2010	268	42
London Green	2007	100	28,998	2010	300	67
GrandValley Niterói	2007	100	17,905	2010	161	93
SunValley	2007	100	7,031	2011	58	44
Reserva Santa Cecília	2007	80	15,854	2010	122	22
Solares da Vila Maria	2007	100	13,376	2010	100	100
Acqua Residence – Phase 2	2007	100	7,136	2010	72	40
Bella Vista	2007	100	15,406	2010	116	36
Parc Paradiso – Phase 2	2007	90	10,427	2010	108	95
Parc Paradiso – Phase 1	2007	90	35,987	2010	324	95
Privilege Residencial	2007	80	16,173	2010	194	82
Orbit	2007	100	11,332	2010	185	30
JTR – Phase 3	2007	50	8,520	2010	140	47
Enseada das Orquídeas	2007	80	52,589	2011	475	72
Horizonte	2007	60	7,505	2010	29	80
Secret Garden	2007	100	15,344	2010	252	66
Evidence	2007	50	23,487	2010	144	59
Acquarelle	2007	85	17,742	2010	259	66
Art Ville	2007	50	16,157	2010	263	92
Isla	2007	100	31,423	2010	240	88
Grand Valley	2007	100	16,908	2010	240	61
Acqua Residence – Phase 1	2007	100	28,400	2010	380	40
Celebrare	2007	100	14,679	2010	188	77
Reserva do Lago	2007	50	16,800	2010	96	81
Parque Barueri	2008	50	58,437	2012	677	65
Brink - Campo Limpo – Phase 1	2008	100	17,280	2010	191	55
Patio Condominio Clube – Phase 1A	2008	100	20,741	2011	192	21
Mansão Imperial – Phase 1	2008	100	18,778	2011	87	17
Reserva do Bosque - Lauro Sodré – Phase 2	2009	100	4,200	2011	35	71
Alegria - Mãe dos Homens – Phase 1	2008	100	29,199	2011	278	45
Dubai	2008	50	19,316	2011	240	43
Reserva do Bosque – Phase 1	2009	100	4,151	2011	34	97
Ecolive	2008	100	12,255	2011	122	50
Manhattan Square - Res 2	2008	50	28,926	2011	270	20
Manhattan Square - Res 3	2008	50	37,879	2011	621	22
Reserva Santa Cecília	2008	100	8,350	2010	92	3
Mistral	2009	1	1,856	2011	25	82
Terraças Tatuapé	2008	100	14,386	2011	105	28
Barueri II – Phase 1	2008	100	58,437	2011	677	50
Carpe Diem - Belém – Pará	2008	70	13,951	2011	90	53
Grand Park - Parque das Águas – Phase 2	2008	50	12,960	2011	150	55
Verdemar – Phase 2	2008	100	13,084	2011	80	55
Nova Petropolis	2008	100	41,182	2011	300	36
Terraças Alto da Lapa	2008	100	24,525	2010	192	68
Raízes Granja Viana	2008	50	18,022	2010	73	35

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
Magnific	2008	100	10,969	2010	31	61
Carpe Diem – Itacoatiara	2008	80	12,667	2010	116	47
Brink – Phase 2 – Campo Limpo	2009	100	8,576	2010	95	71
Alegria – Phase 2	2009	100	14,599	2011	139	57
Canto dos Pássaros	2009	80	5,942	2011	90	29
Grand Park - Parque Árvores - Seringueira(1)	2009	50	2,788	2011	39	98
Vila Nova São José – Phase 1 – Metropolitan	2009	100	10,370	2011	96	38
Grand Park - Parque Árvores - Salgueiro(1)	2009	50	2,788	2011	39	100
Brotas	2009	50	9,404	2012	185	99
Grand Park Árvores – Bambu	2009	50	2,788	2011	39	98
PA 11 - Reserva Ibiapaba – Phase 1	2009	80	11,932	2012	211	66
Acupe – BA	2009	50	6,053	2012	99	91
Reserva Ibiapaba – Phase 2 (2)	2009	80	5,966	2012	106	66
Parque Maceió – Phase 2	2009	50	7,239	2011	126	3
Vista Patamares	2009	50	12,442	2012	168	7
City Park Exclusive	2009	50	4,390	2011	75	14
Stake Aquisition Horizonte	2009	80	1,501	2010	6	100
Stake Aquisition Parc Paradiso	2009	95	2,321	2010	22	100
Stake Aquisition Carpe Diem – Belem	2009	80	1,395	2011	9	61
Stake Aquisition Mistral	2009	80	1,485	2011	20	79
Stake Aquisition Reserva Bosque Resort – Phase 1	2009	80	3,321	2011	27	97
Stake Aquisition Reserva Bosque Resort – Phase 2	2009	80	3,360	2011	28	68

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$1,500 to R$2,000 (approximately US$861 to US$1,149). Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000 (approximately US$919 and US$2,872).

As part of our strategy of expanding our foothold in the affordable entry-level residential market, we incorporated on March 15, 2007 a wholly-owned subsidiary, FIT, to focus exclusively on this market. The principal emphasis of FIT was on five standardized residential developments in the outer parts of large metropolitan regions. Financing for FIT’s developments primarily came from one of the Brazilian largest government-owned banks called Caixa Econômica Federal, or the “CEF,” and such financing was structured so that customers paid low monthly installments without increasing our credit risk.

On October 21, 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa received 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda. Because Tenda launched very few units in 2008, we believe the full impact of the merger was not reflected in Gafisa’s results of operations until 2009.

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Vila Real Life - Sitio Cia	2009	100	—	2011	178	99
FIT Giardino – Phase 1	2009	80	10,864.24	2011	259	10
FIT Icoaraci	2009	80	6,540.65	2011	294	47
Le Grand Vila Real Tower	2009	100	1,588.18	2011	92	100
Green Park Life Residence	2009	100	1,282.24	2012	220	59
Vermont Life	2009	100	932.54	2011	192	27
FIT Dom Jaime - Bosque dos Passaros	2009	100	6,466.06	2011	364	54
Bairro Novo – Phase 3	2009	100	26,111.00	2010	448	—
Bariloche	2009	100	1,457.09	2011	80	100
Mirante do Lago – Phase 2A	2009	70	8,664.48	2011	188	59
Diamond	2009	100	—	2011	312	7
Parma	2009	100	5,717.44	2010	36	100
Marumbi – Phase 1	2009	100	29,989.47	2011	335	46
Bosque das Palmeiras	2009	100	2,098.21	2011	144	100
Residencial Club Gaudi Life	2009	100	1,165.67	2011	300	81
Tony - Passos – Phase 1 - Recanto das Rosas	2009	100	932.54	2012	240	80
Residencial Jardim Alvorada	2009	100	1,165.67	2011	180	93
FIT Bosque Itaquera	2009	100	15,558.91	2012	256	94
FIT Lago dos Patos	2009	100	14,888.85	2011	140	99
Cotia – Phase 4 - Stage I	2009	100	—	2010	96	—
Clube Garden – Mônaco	2009	100	—	2011	186	100
Vivenda do Sol I	2009	100	1,165.67	2010	200	7
Parque Green Village	2009	100	221.74	2011	176	31
Fit Marodin – Jardins	2009	70	15,432.47	2011	171	64
Mirante do Lago – Phase 2B	2009	70	7,368.50	2011	310	50
Residencial Monet Life - Le Grand Villa das Artes	2009	100	1,165.67	2011	200	79
Cotia – Phase 4 - Estapa II	2009	100	—	2010	224	—
Portal do Sol Life I	2009	100	—	2012	64	23
Portal do Sol Life II	2009	100	—	2012	64	21
Portal do Sol Life III	2009	100	—	2012	64	25
Residencial Monet II (Grand Ville das Artes – Phase 3)	2009	100	—	2011	120	76
Residencial Mogi Das Cruzes Life	2008	100	—	2011	351	12
Residencial Itaim Paulista Life I	2008	100	1,165.67	2011	160	0
Residencial Santo Andre Life II	2008	100	932.54	2011	49	96
Residencial Curuca	2008	100	1,215.54	2009	160	99
Residencial Bunkyo	2008	100	—	2011	332	2
Residencial Ferraz Life I	2008	100	1,165.67	2012	792	11
Residencial Portal Do Sol	2008	100	—	2012	282	26
Residencial Das Flores	2008	100	1,165.67	2010	156	3
Residencial Colina Verde	2008	100	1,165.67	2011	200	100
Residencial Spazio Felicitta	2008	100	1,905.81	2011	180	99
Residencial Parque Ipe	2008	100	1,049.10	2010	77	100
Residencial Recanto Dos Passaros I	2008	100	—	2012	200	2
Residencial Clube Vivaldi	2008	100	1,165.67	2011	174	90
Residencial Monaco	2008	100	1,384.23	2012	233	—
Residencial Vila Nova Life	2008	100	1,165.67	2011	108	96
Residencial Monte Cristo I	2008	100	—	2010	96	—
Residencial Brisa Do Parque	2008	100	2,752.84	2010	53	100
Residencial Renata	2008	100	—	2009	200	5
Residencial Villaggio Do Jockey II	2008	100	2,488.14	2011	188	100
Residencial Jardim Girassol II	2008	100	3,089.17	2010	520	73
Residencial Parque Romano	2008	100	1,107.39	2011	362	13
Residencial Santana Tower I	2008	100	1,694.06	2011	448	88
Residencial Santana Tower II	2008	100	1,694.06	2012	448	68
Residencial Salvador Life I	2008	100	1,165.67	2010	280	100
Residencial Salvador Life II	2008	100	1,165.67	2010	180	99
Residencial Salvador Life III	2008	100	1,165.67	2011	480	99
Residencial Vila Mariana Life	2008	100	291.42	2010	92	100
Residencial Villa Rica Life	2008	100	641.12	2010	220	99
Residencial Ciro Faraj	2008	100	4,235.14	2009	71	100
Residencial Gama J.A.	2008	100	4,196.41	2010	72	0
Residencial Parque Lousa	2008	100	17,718.18	2011	302	75
Le Grand Orleans Tower	2008	100	5,929.20	2011	112	11
Residencial Bela Vista	2008	100	—	2008	101	87
Residencial Marata	2008	100	19,583.26	2011	400	42
Residencial Estrela Nova 1	2008	100	—	2010	432	15

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Parque Toulouse Life	2008	100	932.00	2010	192	100
Residencial Ilha De Capri	2008	100	932.00	2012	224	4
Parque Montebello Life I	2008	100	—	2010	256	6
Residencial Parque Das Aroeiras Life	2008	100	932.54	2010	240	80
Residencial Monte Carlo I	2008	100	2,964.60	2010	92	100
Residencial Chacaras Bom Jesus Life	2008	100	932.54	2011	143	38
Residencial Arvoredo Life	2008	100	932.54	2009	14	100
Residencial Sao Francisco Life	2008	100	1,165.67	2010	80	98
Residencial Betim Life	2008	100	932.00	2011	108	100
Residencial Portinari Tower	2008	100	7,199.74	2011	136	100
Residencial Madri Life I	2008	100	932.54	2011	160	100
Residencial Madri Life II	2008	100	932.54	2011	160	100
Residencial Bahamas Life	2008	100	1,165.67	2010	40	100
Residencial Napole Life	2008	100	1,165.67	2011	140	100
Residencial San Pietro Life	2008	100	2,797.61	2010	172	74
Residencial Boa Vista	2008	100	2,214.77	2010	38	92
Residencial Villa Bella	2008	100	—	2009	16	100
Residencial Bologna Life	2008	100	1,049.10	2010	306	100
Residencial Chacara Das Flores	2008	100	1,165.67	2011	120	100
Residencial Las Palmas Life	2008	100	8,160.00	2011	131	97
Residencial Arezzo Life	2008	100	6,994.00	2011	120	99
Residencial Di Stefano Life	2008	100	6,994.00	2011	120	100
Residencial Vermont Life	2008	100	11,190.00	2011	192	27
Residencial Piedade Life	2008	100	23,080.00	2010	1008	34
Residencial Jangadeiro Life	2008	100	10,491.00	2010	180	100
Residencial Atelie Life	2008	100	6,563.92	2010	108	100
Residencial Cidades Do Mundo Life	2008	100	8,392.82	2009	144	100
Nova Marica Life	2008	100	—	2012	468	44
Casa Blanca Life	2008	100	9,325.00	2011	154	40
Residencial Malaga Garden	2008	100	15,246.00	2009	300	99
Residencial Gibraltar Garden	2008	100	15,246.00	2009	300	100
Espaco Engenho Life I	2008	100	4,663.00	2010	80	100
Espaco Engenho Life II	2008	100	4,604.00	2010	79	100
Comendador Life I	2008	100	13,614.95	2011	210	7
Comendador Life II	2008	100	10,696.75	2013	165	7
Moinho Life	2008	100	12,065.00	2011	207	4
America Life	2008	100	8,101.00	2011	139	82
Madureira Tower	2008	100	—	2012	144	0
Porto Life	2008	100	4,663.00	2011	76	78
Residencial Mondrian Life	2008	100	36,369.00	2011	624	89
Residencial Parque Arboris Life	2008	100	13,056.00	2011	214	81
Residencial Daltro Filho	2008	100	9,325.00	2009	160	100
Residencial Bartolomeu De Gusmao	2008	100	15,154.00	2008	260	79
Residencial Papa Joao XXIII	2008	100	13,056.00	2011	224	64
Residencial Vivendas Do Sol II	2008	100	11,657.00	2010	200	99
Residencial Juscelino Kubitschek I	2008	100	9,325.00	2011	160	76
Residencial Juscelino Kubitschek II	2008	100	15,154.00	2011	260	15
Residencial Figueiredo II	2008	100	12,822.00	2010	220	100
Residencial Figueiredo I	2008	100	12,822.00	2011	220	76
Parque Baviera Life	2008	100	29,142.00	2011	500	50
FIT Vila Allegro	2008	50	35,804.00	2011	298	100
FIT Terra Bonita	2008	51	5,736.00	2011	304	35
Città Lauro de Freitas	2008	50	17,778.00	2010	304	100
FIT Coqueiro - Stake Acquisition	2008	20	—	2010	570	—
FIT Mirante do Lago – Phase 1	2008	70	33,947.00	2011	461	—
FIT Mirante do Parque	2008	60	42,259.00	2011	420	85
FIT Palladium	2008	70	19,498.00	2010	229	93
FIT Parque Lagoinha I	2008	75	12,712.00	2010	212	28
FIT Planalto	2008	100	34,682.00	2010	472	83
FIT Jardim Botânico Paraiba	2008	50	23,689.00	2011	310	43
FIT Parque Maceió	2008	50	29,474.00	2010	470	49
FIT Cristal	2008	70	11,278.00	2011	154	88
FIT Vivai	2008	90	37,427.00	2011	640	74
Città Itapoan	2008	50	27,775.00	2010	374	100
FIT Filadélfia	2008	60	29,144.16	Canceled	443	100
FIT Novo Osasco	2008	100	17,331.00	2011	296	94

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Itaúna Life	2007	100	7,779.46	2009	128	99
Madureira Life	2007	100	3,889.73	2008	64	94
Cittá Alcântara	2007	100	19,999.00	2010	370	99
Sant'anna Life	2007	100	4,430.00	2009	76	100
Morada das Violetas	2007	100	3,548.00	2009	64	98
Pompéia Life	2007	100	11,657.00	2010	200	97
West Life	2007	100	4,663.00	2009	80	95
Arsenal Life	2007	100	6,819.00	2008	481	—
Pendotiba Life	2007	100	9,325.00	2010	160	99
Bandeirantes Life	2007	100	15,154.00	2010	260	75
Telles Life	2007	100	3,730.00	2009	64	91
Nova Guanabara	2007	100	11,405.00	2009	211	100
Vila Riviera / Vila Positano – Phase 1	2007	100	—	—	84	0
Piacenza Life	2007	100	16,727.00	2011	287	95
Parma Life	2007	100	15,329.00	2010	263	97
Firenze Life	2007	100	13,988.00	2011	139	99
Duo Valverde	2007	100	6,652.00	2010	120	82
Duo Palhada	2007	100	—	Canceled	224	5
Humaitá Garden	2007	100	13,128.00	2008	200	99
Aroeira Garden	2007	100	—	—	120	0
Belford Roxo Garden	2007	100	10,723.02	2009	608	12
Primavera Ville	2007	100	13,009.92	2011	256	96
São Matheus Life	2007	100	8,392.82	2010	144	94
Laranjal Life	2007	100	—	Canceled	160	4
Hamburgo Garden	2007	100	—	—	162	9
Munique Garden	2007	100	—	—	136	23
Neves Tower	2007	100	—	Canceled	104	13
Santa Rita Life	2007	100	—	—	112	1
Novo Jockey Life I	2007	100	—	—	500	—
Novo Jockey Life II	2007	100	—	—	180	—
Residencial Jardim dos Girassóis	2007	100	—	—	60	95
Residencial Lisboa	2007	100	12,123.00	2009	280	100
Residencial San Marino II	2007	100	—	—	60	100
Residencial Villa Park	2007	100	17,485.00	2009	300	94
Residencial Vila Coimbra	2007	100	8,648.00	2009	156	100
Residencial Vale Nevado	2007	100	—	—	46	98
Residencial Vitória Régia	2007	100	21,835.00	2009	64	41
Residencial Vale do Sol	2007	100	4,324.00	2009	80	16
Residencial Pacifico	2007	100	2,798.00	2009	48	100
Residencial Ferrara	2007	100	6,209.00	2010	112	98
Residencial Villa Esplendore	2007	100	9,325.00	2011	160	79
Residencial Montana	2007	100	—	—	104	1
Residencial Morada de Ferraz	2007	100	7,317.00	2009	132	98
Residencial Santo André Life	2007	100	10,491.00	2011	180	69
Residencial Santo André Life I	2007	100	7,460.00	2011	128	75
Residencial Itaquera Life	2007	100	6,994.00	2010	120	96
Residencial Jardim São Luiz Life	2007	100	13,871.00	2010	238	98
Residencial Duo Jardim São Luiz	2007	100	2,217.00	2011	40	65
Residencial Aricanduva Life	2007	100	10,491.00	2009	180	92
Residencial Guarulhos Life	2007	100	9,325.00	2011	160	87
Residencial Lajeado Life	2007	100	6,994.00	2012	120	24
Residencial Azaléias	2007	100	2,917.00	2010	100	98
Residencial Tulipas	2007	100	—	—	118	2
Residencial Luiz Inácio	2007	100	—	—	124	33
Residencial Doze de Outubro	2007	100	—	—	140	12
Residencial São Miguel Life	2007	100	3,497.00	2010	60	93
Residencial Vila Verde	2007	100	4,663.00	2009	80	99
Residencial Santa Julia	2007	100	—	—	260	100
Residencial Guaianazes Life	2007	100	9,792.00	2011	168	34
Residencial Filadélphia	2007	100	3,497.00	—	160	12
Residencial Osasco Life	2007	100	17,951.00	2010	308	97
Villágio do Jockey	2007	100	9,529.00	2009	180	100
Nova Cintra	2007	100	21,440.00	2011	405	99
Santo André Tower	2007	100	—	Canceled	72	38
Viver Melhor	2007	100	—	—	100	—
Jaraguá Life	2007	100	15,104.00	2010	260	95

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Residencial Parque Valença 1	2007	100	5,828.35	2010	112	100
Residencial Parque Valença 2	2007	100	8,043.12	2010	138	98
Residencial Parque Valença 3	2007	100	6,527.75	2009	100	98
Vista Bella	2007	100	5,405.00	2011	100	42
Residencial Tapajos	2007	100	—	—	64	98
Residencial Parque Das Amoras	2007	100	—	—	195	99
Residencial Jardim Das Jabuticabas	2007	100	4,862.00	2010	80	100
Residencial Jardim Das Azaleias	2007	100	2,917.00	2010	48	98
Residencial Venda Nova Life	2007	100	—	—	34	100
Residencial Contagem Life	2007	100	—	Canceled	160	99
Residencial Governador Valadares Life	2007	100	—	Canceled	192	87
Residencial Santa Luzia Life	2007	100	13,056.00	2009	480	100
Residencial Amanda	2007	100	1,166.00	2009	20	100
Residencial Millenium	2007	100	—	—	201	51
Portal De Santa Luzia	2007	100	9,646.00	2009	174	100
Parque Do Jatobá	2007	100	7,459.00	2010	138	98
Res. Amsterdam	2007	100	—	—	48	100
Juliana Life	2007	100	16,319.00	2010	280	100
Residencial Verdes Mares	2007	100	933.00	2010	16	100
Athenas	2007	100	16,786.00	2009	288	100
Egeu	2007	100	14,921.00	2009	256	98
Esparta	2007	100	—	Canceled	288	100
Betim Life I	2007	100	8,393.00	2009	144	100
Betim Life II	2007	100	7,460.00	2010	128	100
Duo Xangri Lá	2007	100	5,433.00	2011	98	100
Santa Luzia Life I	2007	100	13,056.00	2009	224	100
Fernão Dias Tower	2007	100	4,870.00	2010	92	98
Nicolau Kun - Sapucaia do Sul	2007	100	26,810.00	2010	460	41
Araguaia	2007	100	11,190.00	2009	192	94
Atibaia	2007	100	18,917.00	2009	350	97
Santo Antonio life	2007	100	1,865.00	2009	32	3
Terra Nova I	2007	100	13,929.76	2009	240	98
Terra Nova II	2007	100	14,046.32	2011	240	7
Res do Trabalhador	2007	100	108.10	2008	100	—
Res do Trabalhador – Phase 2	2007	100	1,297.20	2008	515	—
Lisboa	2007	100	12,123.00	2009	208	100
Garden VP 1	2007	100	16,785.65	2011	288	100
Garden VP 2	2007	100	13,988.04	2012	240	100
Feira de Santana Life	2007	100	28,909.00	2009	496	100
Parque Nova Esperança Life	2007	100	—	2008	124	100
Jardim Ipitanga	2007	100	15,154.00	2009	260	98
Parque Florestal	2007	100	11,657.00	2009	200	100
Portal de Valença	2007	100	—	2009	194	22
Quintas do Sol I	2007	100	16,377.15	2009	340	99
Quintas do Sol II	2007	100	17,890.55	2010	300	54
Quintas do Sol III	2007	100	—	Canceled	334	—
Hildete Teixiera	2007	100	22,148.00	2009	380	98
Residencial 2 de Julho	2007	100	46,627.00	2009	800	99
Camaçari Ville I	2007	100	—	2011	608	—
Camaçari Ville II	2007	100	—	2011	575	—
Camaçari Ville III	2007	100	—	2011	464	—
Vila Olimpia Life	2007	100	25,178.00	2011	432	63

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from approximately R$150 to R$800 (approximately US$86 to US$459). We target clients with monthly household incomes in excess of approximately R$5,000 (approximately US$2,872) for these land subdivisions.

The table below sets forth our land subdivision developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Alphaville Barra da Tijuca	2008	65	133,251	2011	251	100

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Land Subdivisions under our Alphaville Brand

On January 8, 2007, we successfully completed the acquisition of 60.0% of our subsidiary Alphaville, a development company focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. Following this acquisition, our new residential communities are sold exclusively under the Alphaville brand.

The Alphaville brand was created in the 1970s when the first Alphaville community was developed in the cities of Barueri and Santana do Paranaíba in the metropolitan region of São Paulo. Beginning in the 1990s, Alphaville developed residential communities in several other cities in Brazil, such as Campinas, Goiânia, Curitiba, Londrina, Maringá, Salvador, Fortaleza, Belo Horizonte, Natal, Gramado, Manaus, Cuiabá, Campo Grande, São Luis and Rio de Janeiro.

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

The table below sets forth our residential communities launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1) (2)	Completion Year	Number of Units (2)	% Sold (As of December 31, 2009
Alphaville - Campo Grande	2007	67	225,342	2009	489	81
Alphaville - Rio Costa do Sol	2007	58	313,400	2009	616	97
Alphaville – Cajamar	2007	55	674,997	n.a.	2	100
Alphaville – Araçagy	2007	38	236,118	2009	332	90
Alphaville Jacuhy	2007	65	374,290	2010	775	97

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1) (2)	Completion Year	Number of Units (2)	% Sold (As of December 31, 2009
Alphaville Londrina II	2007	62.5	134,120	2010	554	64
Alphaville Jacuhy II	2008	65	177,981	2010	330	48
Alphaville Cuiabá II	2008	60	150,896	2010	424	42
Alphaville João Pessoa	2008	100	61,782	2010	124	100
Alphaville Rio Costa do Sol II	2008	58	349,186	2010	366	18
Alphaville Manaus II	2008	62.5	166,938	2010	335	80
Alphaville Litoral Norte II	2008	66	150,813	2010	391	33
Alphaville Manaus Comercial	2008	60	48,252	2010	42	27
Alphaville Barra da Tijuca	2008	65	173,251	2011	251	100
Alphaville Votorantim	2008	30	246,315	2010	472	71
Alphaville Mossoró	2008	70	65,912	2010	170	99
Alphaville Caruaru	2009	70	79,253	2011	172	100
Alphaville Granja	2009	33	65,360	2011	110	100
Alphaville Votorantim 2	2009	30	59,166	2011	51	83
Conceito A Rio das Ostras	2009	100	12,354	2011	106	27
Alphaville Capina Grande	2009	53	91,504	2011	205	49
Alphaville Porto Alegre	2009	64	258,991	2011	429	86
Alphaville Piracicaba	2009	63	112,351	2011	216	100
Alphaville Gravataí 2	2009	64	91,040	2011	225	86
Alphaville Costa do Sol 3	2009	58	234,966	2011	293	86
Terras Alpha Foz do Iguaçu	2009	27	34,269	2011	104	86

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Commercial Buildings

In 2009, we launched four commercial buildings:  Centro Empresarial Madureira, Paulista Corporate, Reserva Eco Office Life and Global Offices. As of December 31, 2008 we had four commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro, Manhattan Wall Street in Salvador and JTR in Maceio.

In December 2007, we completed the Eldorado Business Tower in São Paulo, a triple A standard office building developed in partnership with São Carlos Empreendimentos e Participações S.A. and Banco Modal S.A. The Eldorado Business Tower brings together advanced technology and environmental innovation. The building is the fourth building in the world and the only building in Latin America to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, exposes us to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects.  As of December 31, 2009, our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons S.A., SDI Desenvolvimento Imobiliário Ltda. and Abyara. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2007 and December 31, 2009:
Project	First Year of Construction	Client	Type of Project
Porto Pinheiros	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Holiday Inn	2007	Ypuã Empreendimentos Imobiliários SPE Ltda.	Hotel
Wave	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Corcovado	2007	Camargo Corrêa Desenvolvimento Imobiliário S.A.	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
New Age	2009	Incols Curitiba Empreedimentos Imobiliários SPE	Residential
Duetto Volare	2009	Fibra Empreendimentos Imobiliários	Residential

Project	First Year of Construction	Client	Type of Project
Duetto Fioratta	2009	Fibra Empreendimentos Imobiliários	Residential
Carlyle	2009	Fibra Empreendimentos Imobiliários	Commercial

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2007 and December 31, 2009:
Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Tiner Campo Belo	2007	45	Tiner Empreendimentos e Participações Ltda.	Residential
Forest Ville – Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Garden Ville – Salvador	2007	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Reserva do Lago – Phase 1	2007	50	Invest Empreendimentos & Participações Ltda.	Residential
Alta Vista – Phase 1	2007	50	Cipesa Engenharia S.A.	Residential
Collori	2007	50	Park Empreendimentos Ltda.	Residential
Jatiuca Trade Residence	2007	50	Cipesa Engenharia S.A.	Residential
Espacio Laguna	2007	80	Tembok Desenvolvimento Imobiliário Ltda.	Residential
Del Lago Res. Casas	2007	80	Plarcon Engenharia S.A.	Residential
Belle Vue POA	2007	80	Ivo Rizzo	Residential
Mirante do Rio	2007	60	Premiun	Residential
Acquerelle	2007	85	Civilcorp	Residential
Enseada das Orquideas	2008	80	Yuny	Residential
Evidence	2008	50	Park Empreendimentos Ltda.	Residential
Art Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Palm Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Grand Park - Park das Águas – Phase 1	2008	50	Franere	Residential
Grand Park - Park Árvores – Phase 1	2008	50	Franere	Residential
Privilege	2008	80	Mattos & Mattos	Residential
Horizonte	2008	80	Premiun	Residential
Horto Panamby	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Manhattan Square – Phase 1 (Wall Street)	2009	50	OAS Empreendimentos Imobiliários Ltda.	Commercial
Chácara Santanna	2009	50	Monza Incoporadora	Residential
Montblanc	2009	80	Yuny	Residential
Carpe Diem RJ	2009	80	Mattos & Mattos	Residential
Mistral	2009	80	Premiun	Residential
Reserva do Bosque	2009	80	GM	Residential
Ecoville	2009	50	Abyara Empreendimentos Imobiliários Ltda	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In February 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promote sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches – our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe is a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas and Gafisa Vendas Rio have each a team focused on selling units launched in prior years; and (3) web sales – Gafisa Vendas and Gafisa Vendas Rio have each a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2009, our development-client database was comprised of more than 71,000 individuals. We currently have approximately 28,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2009, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons SA, SDI Desenvolvimento Imobiliário Ltda. and Abyara. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

Whenever we identify an attractive tract of land, we first conduct a study of the project to define the most appropriate use of the space. Afterwards, the basic design of the project enters the economic feasibility study stage, where we consider preliminary revenues and expenses associated with the project. This study will determine project profitability. We collect and analyze information on demand, competition, construction budget, sales policy and funding structure to ensure economic viability of the new development. We then initiate a legal due diligence of the property to identify liens, encumbrances and restrictions, potential solutions to such issues and the relevant costs. Before acquiring the land, we conduct a thorough due diligence process including an environmental review. Each decision to acquire land is analyzed and approved by our investment committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices” elsewhere in this annual report for further information on the activities of our committees and boards.

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

As of December 31, 2009, we had an inventory of 383 land parcels in which we estimate we could develop a total of 90,522 residential units with a sales value of R$15.8 billion (US$9.1 billion), of which 50.7% represents land acquired through swaps. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		Tenda
	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap	Future Sales (% Gafisa)	% Swap
Land bank - Per geographic location:
São Paulo	3,440,753	35	1,037,146	96	1,242,754	21
Rio de Janeiro	1,456,652	35	210,601	99	1,804,694	20
Other states	2,678,652	59	2,714,614	100	1,237,486	18
Total	7,576,057	42	3,962,360	99	4,284,935	19

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

Marketing and Sales

Our marketing efforts are coordinated by our internal dedicated staff of approximately 30 professionals. Our specialized team generally leads several independent brokerage companies with a combined sales force of more than 5,000 representatives, monitoring them in order to gain their loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 160 sales consultants and 11 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas are trained to sell our products exclusively, we believe that they are able to focus on the sale of our developments, articulate the unique features of our development better, manage our current customer and capture new customers more effectively.  Gafisa Vendas was initially established in São Paulo and in 2007 rolled-out in Rio de Janeiro. In 2007 and 2008, Gafisa Vendas was our number one sales team, responsible for approximately 39% and 34% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2009, Gafisa Vendas was responsible for approximately 41% and 55% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

We initiate our marketing efforts usually 30 days before the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage on our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 60% of the units before construction starts.

Our subsidiary Alphaville has also been successful in its sales and marketing efforts.  For example, in Vitória, Alphaville Jacuhy was 85% sold in its month of launch; in João Pessoa, Paraiba, the sales force needed only two days to market and sell all of its residential lots; in Barra da Tijuca, Rio de Janeiro, 90% of the Alphaville lots available were sold in their month of launch; and Alphaville Caruaru in Caruaru, Pernambuco, Alphaville Granja in Carapicuiba, São Paulo and Alphaville Piracicaba in Piracicaba, São Paulo were 100% sold within one month of launch.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish the magazine “Gafisa Way” which is distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction.

Tenda’s sales and marketing efforts are coordinated through 32 store fronts located across the principal metropolitan areas of the country.  A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution.  In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida,” including the process of obtaining a mortgage through the CEF.  Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 80,000 calls per month and results in over 25,000 visits per month to its store fronts.  Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction.  Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development.  For example, with large developments, Tenda successfully combined its direct sales force with independent real estate brokerage firms, and the increase in such cost was offset by the significant increase in sales during the initial months after launch.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. Over the last five years, we have only cancelled nine developments.

Construction

Gafisa has been engaged in the construction business for over 50 years. Our experience spans across the entire construction chain. Before engaging in each new project, we develop sketches and research and develop projects and plans to create the most appropriate product possible. Our standardized construction techniques and unique control system are designed to optimize productivity and minimize raw material losses. Our monitoring tools are available on our intranet where all employees regularly review costs and key performance indicators of each development such as actual versus budget comparisons, volume consumption for each raw material, and construction schedule.

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

We invest in technology. Our research and development costs amounted to R$1.4 million, R$1.5 million and R$1.5 million in each of 2009, 2008 and 2007, respectively. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, brand name construction materials and equipments, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Risk Control

Our risk control procedures require that all of our projects be approved by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors (including one representative from Equity International). Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report.

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	40%	75%	60%	—
Caixa Econômica Federal	—	—	40%	—
Gafisa 36 months	35%	10%	—	40%
Gafisa 60 months	20%	5%	—	60%
Gafisa 120 months	5%	10%	—	—

(1)	Includes Tenda developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2009, 70% of our sales value was financed by bank mortgages, where the customer paid us approximately 20% to 30% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage.  We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies.  Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:
Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	≤ 13% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	≤ 12% annually + TR	R$500,000	R$450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia sobre Tempo de Serviços) or FGTS.	≤ 8.16% annually + TR	R$130,000	R$130,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from Caixa Econômica Federal, or the “CEF”, one of Brazil’s largest government-owned financial institutions. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk. Additionally, Tenda is currently working with three private banks in addition to the CEF to provide financing for homebuyers with monthly income between five and 20 times the Brazilian minimum wage (which was approximately R$465 as of December 31, 2009) with similar terms as the financing provided by the CEF.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. In January 2010, our clients’ default level was 4.15% of our accounts receivable. We attribute our low default rate to the fact that:  (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 20% of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 30% in 2009. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry.

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 34% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 23% during the three year period ended December 31, 2009. During that same period, the IGP-M increased 15%, resulting in an increase in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

We contract with major suppliers for the materials used in the construction of the buildings. We receive general pricing proposals from various suppliers of raw materials and select the proposal with the best terms and conditions for each development. In addition to pricing, we select our suppliers by the quality of their materials. We set forth specific minimum quality requirements for each construction, and the chosen supplier must meet this quality requirement. The materials for our developments are readily available from multiple sources and, accordingly, we do not rely on any one supplier for our raw materials.

Our four largest suppliers in terms of volume are Gerdau Açominas S.A., Votorantim Cimentos Brasil Ltda., Cia. Brasileira de Concreto S.A. and Supermix Concreto S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

As part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. Prior to the delivery of each unit, we maintain regular contact with the customer by sending the customer our magazine “Gafisa Way.”  We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We conduct another evaluation of the customer’s satisfaction with his or her unit, as well as the customer’s experience with our sales personnel and our various departments (customer services, construction and title services) 18 months after the release of the certificate of acceptance of occupancy by the relevant local authority. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

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

Because of the high fragmentation of the markets we operate in, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro where we face competition from major publicly-traded competitors, in other regions we generally face competition from small and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2009	2008	2007
	(Launches in R$ million)
Local market	12,718	17,365	17,537
Gafisa(2)	896	1,187	747
Gafisa’s market share	7.0%	6.8%	4.3%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2009	2008	2007
	(Launches in R$ million)
Local market	2,809	4,260	3,464
Gafisa(2)	85	629	265
Gafisa’s market share	3.0%	14.8%	7.7%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

We believe we are the leader in residential community developments. Our subsidiary Alphaville has a sizable and what we believe to be non-replicable land reserves, which will foster our future growth in the upcoming years with relatively low risk.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) of each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such period.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2009, we had 58 subsidiaries and 40 jointly-controlled entities under operations, all of them incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI.” Currently, the registration process takes approximately 30 to 36 months from the date of filing of the application for a definitive registration to be granted. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

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

As of the date of this annual report, we had approximately 108 pending trademark applications and 96 trademark registrations in Brazil with the INPI, including our subsidiaries (except for (1) Alphaville, which had approximately 68 pending trademark applications and 110 trademark registrations under its name and (2) Tenda, which had 35 pending trademark applications and 6 trademark registrations, including four trademark applications and one trademark registrations currently under FIT’s name with the INPI). Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Our trademark registrations will expire, unless renewed, between May 2010 and December 2019. Alphaville’s trademark registrations will expire, unless renewed, between April 2011 and November 2019 and Tenda’s trademark registrations will expire, unless renewed, between January 2016 and December 2019. We will seek to renew our trademarks expiring in 2010, after evaluating their continuing applicability.

Our only trademark registration outside of Brazil is for the trademark “Gafisa,” which is registered in the United States.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 140 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Two of our domain names expired in December 2009 and in January 2010 and we are in process of renewing them. The other domain names will, unless renewed, expire between March 2010 and January 2012. We will seek to renew our domain names expiring in 2010, after evaluating their continuing applicability.

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

We have adopted certain practices to further our commitment to environmental protection and landscape development. Through our Selective Collection Project, we have partnered with private and governmental entities, including non-governmental organizations, to educate others about the environment. We provide training to all of our outsourced workers before we begin work on any particular project that focuses on the importance of preserving the environment and how to effectively collect, store and control recycling materials. Our subsidiary Alphaville was given the “ECO Award” in 2006 and 2007 by the American Chamber of Commerce, the “Top Ambiental Award” (Top Environmental Award) in 2007 and 2008 by the Brazilian Association of Marketing and Sales Agents, in recognition for its environmentally responsible practices and the “Top Social Award” in 2008 and 2009, by the Brazilian Association of Marketing and Sales Agents, in recognition for its socially responsible practices. Our Eldorado Business Tower building is the fourth building in the world, and the only building in Latin American, to be pre-certified by U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

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

Contaminated Areas

We develop and construct projects in several states within Brazil. Each state member has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the SMA, and the Environmental Company of São Paulo (Companhia Ambiental do Estado de São Paulo), or CETESB, are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the State Environmental Institute of Rio de Janeiro, or INEA, also maintain quality standards established by CONAMA Resolutions. Other member states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative and legal penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater at their properties, even if they did not cause the contamination.

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

C.           Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2009:

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

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

As of December 31, 2009, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$56.5 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

In 2008, we have retroactively applied changes to Brazilian GAAP introduced by the CPC and the provisions of Brazilian Law No. 11,638/07 from January 1, 2006 to ensure consistency of presentation in our financial statements. All periods presented as from January 1, 2006 have been modified to reflect such new accounting practices.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares), our financial results for 2009 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

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

In September 2004, the Central Bank implemented a policy of increasing interest rates because inflation targets for 2005 were not being reached. The increase of interest rates had immediate consequences on the country’s economic activity, which did not grow in 2005 at the same pace as it did in 2004. GDP grew by 2.3% in 2005. In September 2005, after one year of tightened monetary policy, the Central Bank started a process of gradual loosening of the Sistema Especial de Liquidação e Custódia, or “SELIC,” which is the Brazilian Central Bank’s system for performing open market operations, as the estimated inflation rates for 2005 and the following 12 months started to converge to the established target. The SELIC closed the 2005 year at the rate of 18%. The principal reason for the lower growth of the GDP in 2005 was the maintenance of SELIC at high levels. The inflation rate, as measured by the INPC, was 5.7%, above the target established by the Central Bank of 5.1%. The real appreciated by 13.4% against the U.S. dollar. Notwithstanding the real’s appreciation, Brazil achieved a trade surplus of US$44.7 billion, its highest trade surplus ever.

In 2006, the Central Bank continued to reduce the SELIC rate, which attained 13.25% as of December 31, 2006. During this period, average inflation according to the INPC was 3.1%. The real appreciated 9.5% in relation to the dollar, reaching R$2.1380 per US$1.00 as of December 31, 2006. Notwithstanding the real’s appreciation, Brazil’s account balance was US$46.5 billion in 2006.

The global economic scenario remained favorable and global growth continued to be strong throughout the year ended December 31, 2007. Favorable liquidity conditions continue despite the recent increase in the international markets’ long-term interest rates.  The real appreciated 20.7% in relation to the dollar, reaching R$1.7713 per US$1.00 as of December 31, 2007. However, the recent crisis in 2008 in the United States mortgage market affected credit markets, which had a negative impact on emerging markets and on stock exchanges throughout the world. During this period, average inflation according to the INPC was 5.9%. The SELIC rate closed the 2008 year at the rate of 11.8%. The real depreciated 24.2% in relation to the dollar, reaching R$2.34 per US$1.00 as of December 31, 2008.

In 2009, the Central Bank began gradually reducing the SELIC rate, which attained 9.05% as of December 31, 2009. During this period, average inflation according to the INPC was 3.92%. The real appreciated 34.2% in relation to the dollar, reaching R$1.74 per US$1.00 as of December 31, 2009.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2009		2008		2007
	(%, unless otherwise stated)
Real growth in GDP	n.a.			5.1		5.7
Inflation rate (INPC)(1)		4.1		6.5		5.9
Inflation rate (IGP–M)(2)		(1.71)		9.8		7.7
National Construction Index (INCC)(3)		3.20		11.9		6.2
TJLP rate (4)		6.0		6.3		6.3
CDI rate (5)		8.62		12.4		11.8
Appreciation (devaluation) of the real vs. US$		34.2		(24.2)		20.7
Exchange rate (closing) — US$1.00	R$	1.74	R$	2.34	R$	1.77
Exchange rate (average)(6) — US$1.00	R$	1.99	R$	2.03	R$	1.95

(1)	INPC: consumer price index measured by the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE.”

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by Getulio Vargas Foundation (Fundação Getulio Vargas), or “FGV.”

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by FGV.

(4)	Represents the interest rate used by the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES” for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

•
Provisional Measure No. 459 enacted on March 25, 2009, created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage; and

•
Decree No. 6,006 enacted on December 28, 2006, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials.  In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and are set to expire in March 2010.

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

•
interest and inflation adjustments on accounts receivable from the time the client takes possession of the property, as well as adjustments to present value of accounts receivable, are included in our results for the development and sale of real estate using the accrual basis of accounting; and

•
financial charges on accounts payable from the acquisition of land and on real estate credit operations incurred during the construction period are included in the costs incurred, and recognized in our results upon the sale of the units of the venture to which they are directly related.

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

Consolidation

We structure some of our projects through either our subsidiaries or jointly-controlled entities in partnership with third parties both incorporated as special purposes vehicles. Our consolidated financial statements include our accounts and those of all our subsidiaries, with separate disclosure of the participation of minority shareholders. The proportional consolidation method is used for investments in jointly-controlled entities, which are all governed by shareholder agreements; as a consequence, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest we hold in the capital of the investee. Under U.S. GAAP, in the event a noncontrolling interest partner is able to veto our critical operating decisions, we treat our investment in these subsidiaries using the equity method of accounting.

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

Land is recorded at acquisition cost. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Land Acquisition.” We acquire portions of land through swaps where, in exchange for the land acquired, we undertake to deliver either real estate units of developments in progress or part of the sales revenues originating from the sale of the real estate units in the developments. Land acquired through barter transactions are recorded at fair value.

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

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2007, 2008 or 2009.

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

New Developments and Contracted Sales

New developments

The table below presents detailed information on our new developments for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2009	2008	2007
New developments
Number of projects launched	69	64	53
Number of units launched (1)	11,101	10,963	10,315
Launched usable area (m2) (2) (3)	1,354,332	1,838,000	1,927,812
Percentage of Gafisa investment	80%	70%	77%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include data for Bairro Novo, FIT and Tenda in 2008.

In 2009, we launched 65 residential developments with a total sales value of R$2.1 billion. This sales value was approximately 22.2% lower than that achieved in 2008, during which we launched residential developments totaling R$2.7 billion. This decrease is a reflection of an increase in commercial launches. We also launched four commercial developments with a total sales value of R$155.4 million.

24 of the 69 developments we launched during 2009 were located in the state of São Paulo, while another 9 developments were located in the state of Rio de Janeiro. The remaining 36 residential developments launched were located in the cities of Vila Velha, state of Espírito Santo, Belém, state of Pará, Porto Velho, state of Rondônia, Goiânia, state of Goiás, Porto Alegre, state of Rio Grande do Sul, São Luis, state of Maranhão, Manaus, state of Amazonas, Curitiba, state of Paraná, Salvador, state of Bahia.

During 2009, approximately 30% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.  Our diversification into the affordable entry-level business accounted for approximately 42% of our total sales value for the year ended December 31, 2009. In the year ended December 31, 2008, the affordable entry-level business represented approximately 35% of our total sales value.

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

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	416,481	R$	472,846	R$	255,855
Middle-income buildings		1,005,860		755,728		1,028,907
Affordable entry-level housing		1,361,105		601,206		64,026
Commercial		87,734		3,100		27,900

	For the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Lots		376,885		405,678		249,916
Total contracted sales	R$	3,248,065	R$	2,238,558	R$	1,626,604
Sale of units launched in the year	R$	1,279,591	R$	1,362,425	R$	1,139,113
Percentage of total contracted sales		39.4%		60.9%		70.0%
Sale of units launched during prior years		1,968,474		876,133		487,491
Percentage of total contracted sales		60.6%		39.1%		30.0%

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Company
Gafisa	R$	1,510,075	R$	1,345,411	R$	1,328,785
FIT (1)		—		394,090		47,143
Tenda (2)		1,361,105		167,800		—
Bairro Novo (3)		—		31,368		12,359
Alphaville		376,885		299,889		238,317
Total contracted sales	R$	3,248,065	R$	2,238,558	R$	1,626,604
____________________

(1)	On October 21, 2008, FIT was merged into Tenda.

(2)	On December 30, 2009, all of the remaining Tenda shares not held by Gafisa were exchanged into Gafisa shares and, as a result, Tenda became a wholly-owned subsidiary of Gafisa.

(3)	On June 29, 2009, we sold our equity participation in the company developing Bairro Novo Cotia to Tenda.

In 2009, we sold 39.4% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,248.1 million, an increase of approximately 45% compared to 2008. In 2008, we sold 60.9% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$2.2 billion, an increase of 37.6% compared to 2007. The increase in 2009 is a result, among others, of the favorable sales performance of our finished units, better economic conditions and better financing structures provided to our customers by public as well as private banks.

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	3,139,587	R$	2,996,905	R$	1,526,597
Net sales(1)		3,024,992		2,887,518		1,470,876
Cost of units sold to be recognized		(1,959,215)		(1,872,927)		(943,200)
Expected profit—yet to be recognized(2)		1,065,777		1,014,591		527,676
Expected margin		35.2%		35.1%		35.9%
___________________
(1)	Excludes indirect PIS and COFINS taxes of 3.65%.

(2)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For year ended December 31,
	2009	2008	2007

Real estate development and sales	98.5%	97.9%	97.2%
Construction services rendered	1.5	2.1	2.8
Total	100.0%	100.0%	100.0%

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

	For the year ended December 31,
	2009	2008	2007

Land	11.4%	12.1%	12.5%
Construction costs	81.8	80.9	82.6
Financial costs	4.4	4.4	2.8
Development costs	2.4	2.6	2.1
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last three years, land represented 13.2% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial exchange (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but in total over the last three fiscal years, raw materials represented, on average, 21.9% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 3.14%, 11.9% and 6.2% in 2009, 2008 and 2007, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last three years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last three years, labor represented on average 42.4% of our total cost of real estate development.

Over the last three fiscal years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	29%
7th to 12th month	27%
13th to 18th month	30%
19th to 24th month	14%
_________________
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

Depreciation and amortization

Depreciation expenses consist of depreciation of our property and equipment. Amortization expenses are related to the amortization of goodwill, net of negative goodwill amortization.  As of January 1, 2009, goodwill is no longer amortized under Brazilian GAAP.

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

Results of Operations for the Years Ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue increased by 73.7%, from R$1,740.4 million in 2008 to R$3,022.3 million in 2009. Gross revenues generated from the sales of real estate properties and land swaps totaled R$3,096.9 million in 2009, an increase of R$1,328.7 million or 75.1% as compared to the same period in 2008, when revenues generated from the sales of real estate properties totaled R$1,768.2 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods and the consolidation of Construtora Tenda’s results for the year ended December 31, 2009. Net revenues generated from services increased by 28.8%, from R$37.3 million in 2008 to R$48.0 million in 2009, reflecting the overall growth of the real estate market in Brazil.

Operating costs

Operating costs in 2009 totaled R$2,143.8 million, an increase of 76.5% as compared to R$1,214.4 million in 2008. This increase is due to the consolidation of Tenda’s results from October 21, 2008 and the greater volume of construction in progress in 2009 as compared to 2008. The cost of land decreased in 2009, totaling 11.3% of the operating costs in 2009, as compared to 12.1% in 2008. Construction costs payable to third parties increased in 2009, totaling 81.8% of total operating costs, as compared to 80.9% in 2008. These variations were mainly due to the consolidation of Tenda’s results, because Tenda’s products have a different cost structure than ours. Operating costs, as a percentage of net operating revenue, increased to 70.9% in 2009 as compared to 69.8% in 2008, mainly due to a greater mix in the types of development under construction in 2009, as a result of our market segment diversification strategy and the consolidation of Tenda results.

Gross profit

Gross profit in 2009 totaled R$878.6 million, representing an increase of 67.0%, as compared to R$526.0 million in 2008. This increase was mainly attributable to the consolidation of Tenda’s results and greater revenues in 2009. In 2009, the gross margin generated from our activities decreased to 29.1% as compared to 30.2% in 2008. This decrease was due to greater amortization expenses as a result of capitalized interests and, to a lesser extent, to a less profitable mix of products sold in 2009.

Selling expenses

Selling expenses in 2009 totaled R$226.6 million, representing an increase of 46.8%, as compared to R$154.4 million in 2008. This increase reflects our aggressive marketing and growth strategy through geographic and segment diversification and increased marketing efforts on unsold finished units. Selling expenses in 2009 represented 7.5% of our net operating revenue compared to 8.9% in 2008.

General and administrative expenses

General and administrative expenses totaled R$233.1 million in 2009, representing an increase of 28.9%, as compared to R$180.8 million in 2008. This increase is mainly due to (1) our growth strategy in general and administrative expenses of Gafisa, Tenda and Alphaville totaling R$77.9 million, R$ 88.3 million and R$24.2 million, respectively; and (2) provision for profit sharing in the amount of R$28.2 million. In addition, stock option plan expenses, a non-cash expense, totaled R$14.4 million in 2009 and R$ R$26.1 million in 2008.

Amortization of gain on partial sale of FIT

The amortization of gain that resulted from the deferred gain on the partial sale of FIT totaled R$169.4 million in 2009. The amortization of gain was amortized over the average construction period of the real estate ventures of FIT as of October 21, 2008, the date of FIT’s merger into Tenda.

Depreciation and amortization

Depreciation and amortization in 2009 totaled R$34.2 million, representing a decrease of 35.1%, as compared to R$52.6 million in 2008.  The decrease is mainly due to changes in Brazilian GAAP which prohibit the amortization of goodwill as of January 1, 2009. Goodwill amortization expenses totaled R$12.3 million in 2008.

Financial income and expenses, net

Net financial results totaled an expense of R$80.8 million in 2009 compared to an income of R$41.9 million in 2008.  Financial income during 2009 totaled R$129.6 million, as compared to R$102.9 million in 2008 due to the consolidation of Tenda’s results and interest accrued on our cash and cash equivalents. Financial expenses during 2009 totaled R$210.4 million, as compared to R$61.0 million in 2008 due to an increase in our total debt primarily as a result of our issuance of debentures totaling R$1,450.0 million and a working capital loan in the amount of R$300.0 million. Our outstanding debt as of December 31, 2009 increased 101.2% as compared to December 31, 2008. Our outstanding debt includes (i) outstanding debentures totaling R$1,918.4 million, (ii) working capital loans of R$736.7 million and (iii) other loans, primarily related to SFH loans, in the amount of R$467.0 million.

Taxes on income

Income and social contribution taxes in 2009 totaled R$95.4 million, or 119.8% higher than in 2008, when income and social contribution taxes totaled R$43.4 million. In 2009 and 2008, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes, were 25.1% and 20.7%, respectively. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and the amortization of the deferred gain on the partial sale of FIT.

Noncontrolling interest

Noncontrolling interest increased from R$56.7 million in 2008 to R$71.4 million in 2009 primarily because of our subsidiary Tenda.

Net income

Net income in 2009 totaled R$213.5 million, an increase of 94.3% over the previous year, when net income was R$109.9 million.

Results of Operations for the Years Ended December 31, 2008 and 2007

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

Depreciation and amortization

Depreciation and amortization in 2008 totaled R$52.6 million, representing an increase of 35.9%, as compared to R$38.7 million in 2007.  The increase is mainly due to the increase in expenditures on sales stands, facilities, model apartments and related furnishings, new office facilities in Rio de Janeiro and São Paulo in 2008 and depreciation of capital expenditures recorded in 2007.

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

Taxes on income

Income and social contribution taxes in 2008 totaled R$43.4 million, or 42.8% higher than in 2007, when income and social contribution taxes totaled R$30.4 million. In 2008 and 2007, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 20.7% and 23.7%, respectively. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and the amortization of negative goodwill on the Tenda business combination. The increase in 2008 reflects the growth of our pre-tax income.

Noncontrolling interest

Noncontrolling interest increased from R$6.0 million in 2007 to R$56.7 million in 2008 primarily due to our minority interest in an unincorporated venture formed in 2008 in the amount of R$32.2 million and to the participation in Tenda and Alphaville representing R$14.1 million and R$10.5 million, respectively, resulting from the increase of operations during the fiscal year.

Net income

Net income in 2008 totaled R$109.9 million, an increase of 20.0% over the previous year, when net income was R$91.6 million. The increase in net income was primarily due to our continuing growth strategy through segment and geographic diversification and the increase of launches during 2008.

Business Segments

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares), our financial results for 2009 included the results of the following segments: Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results to assess segment information primarily on the basis of different business segments.

We provide below a measure of historical profit or loss, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. Revenues from no individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2009
	Gafisa (1)	Tenda (2)	Alphaville	Total
	(thousands of reais except for percentages)
Net operating revenue	1,757,195	988,444	276,707	3,022,346
Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)
Gross profit	460,159	316,815	101,610	878,584
Gross margin	26.2%	32.1%	36.7%	29.1%
________________
(1)	Includes all subsidiaries, except Alphaville and Tenda.

(2)
On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

	For Year Ended December 31, 2008
	Gafisa (1)	Tenda (2)	Alphaville	FIT (3)	Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)
Gross profit	366,945	51,977	82,543	18,385	6,153	526,003
Gross margin	30.2%	31.7%	33.1%	23.4%	18.2%	30.2%
__________________
(1)	Includes all subsidiaries, except Alphaville, Tenda, FIT and Bairro Novo.

(2)	Tenda’s results for the period from October 22, 2008 through December 31, 2008.

(3)	FIT’s results for the period from January 1, 2008 through October 21, 2008. FIT was merged with Tenda on October 21, 2008.

	For Year Ended December 31, 2007(2)
	Gafisa (1)	Alphaville	FIT	Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	1,004,418	192,700	7,169	—	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	—	(867,996)
Gross profit	278,153	55,846	2,292	—	336,291
Gross margin	27.7%	29.0%	32.0%	—	27.9%
__________________
(1)	Includes all subsidiaries, except Alphaville, FIT and Bairro Novo.

(2)	The relevant results of Tenda are available only from October 22, 2008, the date after the merger of FIT into Tenda. Accordingly, there was no comparative information for Tenda in 2007.

Gafisa

Years ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,757.2 million in 2009 compared to R$1,214.6 million in 2008, which represents an increase of 44.7%. This increase was primarily due to the continued strong demand for Gafisa properties and recognition of results from sales contracted in prior periods.

Operating costs

Operating costs for the Gafisa segment were R$1,297.0 million in 2009 compared to R$847.6 million in 2008, which represented an increase of 53.0%. This increase was mainly due to the greater volume of construction in progress during 2009 as compared to 2008.

Gross profit

Gross profit for the Gafisa segment was R$460.2 million or 52.4% of our total gross profit in 2009, compared to R$366.9 million or 69.8% of our total gross profit for 2008. The increase in gross profit was primarily due to higher gross revenue from the greater number of developments. In 2009, gross margin generated from the sale of our developments decreased to 26.2% as compared to 30.2% in 2008. This decrease was due to greater amortization expenses as a result of capitalized interests and to a less profitable mix of products sold in 2009.

Tenda

Years ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue for the Tenda segment was R$988.4 million in 2009 compared to R$163.9 million in the period from October 21, 2008 to December 31, 2008. This increase was primarily due to the increase in the demand for Tenda properties and recognition of results from sales contracted in prior periods.

Operating costs

Operating costs for the Tenda segment was R$671.6 million in 2009 compared to R$111.9 million in the period from October 21, 2008 to December 31, 2008. In 2009, there was an increase in the construction volume.

Gross profit

Gross profit for the Tenda segment was R$316.8 million or 36.1% of our total gross profit in the 2009 period, compared to R$51.9 million in the period from October 21, 2008 to December 31, 2008 or 9.9% of our total gross profit for 2008. The increase in gross profit was primarily due to higher gross revenue from the greater number of projects. Sales margins were higher in 2009 and we recognized revenues from sales contracted in prior periods.

Alphaville

Years ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue for the Alphaville segment was R$276.7 million in 2009 compared to R$249.6 million in 2008, which represents an increase of 10.9%. This increase was primarily due to the continued strong demand for Alphaville properties and recognition of revenues from sales contracted in prior periods.

Operating costs

Operating costs for the Alphaville segment was R$175.1 million in 2009 compared to R$167.0 million in 2008, which represents an increase of 4.8%. This increase was mainly due to the greater volume of construction in progress in 2009 as compared to 2008.

Gross profit

Gross profit for the Alphaville segment was R$101.6 million or 11.6% of our total gross profit in 2009, compared to R$82.5 million or 15.7% of our total gross profit for 2008. The increase in gross profit was primarily due to higher gross revenue from a greater number of developments in 2009. In 2009, the gross margin generated from the sale of our developments increased to 36.7% as compared to 33.1% in 2008. This increase was due to higher margins and recognition of sales contracted in prior periods.

Gafisa

Years ended December 31, 2008 and 2007

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

Years ended December 31, 2008 and 2007

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

Gross profit

Gross profit for the Alpbaville segment was R$82.5 million or 15.7% of our total gross profit in 2008, compared to R$55.8 million or 16.6% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue from the greater number of developments in 2008.

FIT

Period from January 1, 2008 to October 21, 2008 and year ended December 31, 2007

Net operating revenue

Net operating revenue for the FIT segment was R$78.5 million in the period from January 1,2008 to October 21, 2008 compared to R$7.2 million in 2007, an increase of R$71.3 million. This increase was primarily due to the start-up of FIT operations in 2007.

Operating costs

Operating costs for the FIT segment was R$60.1 million in the period from January I, 2008 to October 21, 2008 compared to R$4.9 million in 2007. This increase was mainly due to the start-up of FIT operations in 2007.

Gross profit

Gross profit for the FIT segment was R$18.4 million or 3.5% of our total gross profit in the 2008 period, compared to R$2.3million or 0.7% of our total gross profit for 2007. The increase in gross profit was primarily due to the start-up of FlT operations in 2007 and gross revenue from the developments launched at the end of 2007 and in 2008.

Bairro Novo

Years ended December 31, 2008 and 2007

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

We do not provide a comparative analysis for Tenda for the years ended December 31, 2007 and 2008 because our business combination occurred on October 21, 2008. In addition, the usefulness of the comparative analysis for the Bairro Novo segment is limited since Bairro Novo Cotia was launched in November 2007.

B.    Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to the market the receivables portfolio of our completed units. In 2009, we sold receivables from completed units for net proceeds of R$139.3 million.

We consistently review opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly-controlled entities. We finance such investments using capital market financings, capital increase or through a combination thereof.

The recent global financial crisis in 2008 continues to impact the credit markets.  Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2009 at rates that have increased an average of up to 100 basis points per year since 2008. In order to mitigate the effects of the recent global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). Under this announcement, we have been approved to issue two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, the Brazilian government will finance up to 20% of construction costs, to be financed by the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo – SBPE).

During 2009, our customers’ ability to obtain bank mortgage loans improved, with interest rates declining about 500 basis points from 13.75% to 8.75%.  Delinquency rates among our customers have not increased materially in 2009 compared to 2008.

The following table shows the balance of our receivables from clients’ portfolio for the development and sale of properties for the periods presented:

	As of December 31,
	2009		2008		2007
	(in thousands)
Real estate development receivables:
Current	R$	2,008,464	R$	1,254,594	R$	473,734
Long-term		1,768,182		863,950		497,910
Total	R$	3,776,646	R$	2,118,544	R$	971,644

Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	R$	1,556,510	R$	812,406	R$	486,794
Long-term		1,583,076		2,754,513		881,352
Total		3,139,586		3,566,919		1,368,146
Total clients’ portfolio	R$	6,916,232	R$	5,685,463	R$	2,339,790

The total clients’ portfolio balances have the following maturity profile:

	As of December 31, 2009
	(in thousands)
Maturity
2010	R$	3,563,209
2011		2,171,163
2012		593,870
Thereafter		587,990
Total	R$	6,916,232

Loans made to our clients are generally adjusted on a monthly basis: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) stated date in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of the date of this annual report, our clients’ default level was 4.15% of our accounts receivable. We did not record a provision for the years ended December 31, 2009, 2008 and 2007 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda, taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions. The allowance for doubtful accounts for Tenda totaled R$17.8 million as of December 31, 2009 and is considered sufficient by our management to cover future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash used in operating activities totaled R$676.6 million in 2009 as compared to R$812.5 million in 2008 mainly due to the net result of the reduction in inventory and the increase of accounts receivables.

In 2008, there was a significant increase in the operating expenditures as compared to 2007 mainly due to the increased number of projects under construction, the acquisition of land to support future launches and increased accounts receivables. As a result, net cash used in operating activities amounted to R$812.5 million in 2008 as compared to R$451.9 million in 2007.

Investment activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$15.4 million, R$78.3 million and R$149.3 million in 2009, 2008 and 2007, respectively.

Our expenditure in 2009 was mainly related to investments in property and equipment in the amount of R$45.1 million, offset by the release of restricted cash for loan guarantees in the amount of R$29.7 million.

Our expenditure in 2008 was mainly related to investments in property and equipment in the amount of R$63.1 million, in subsidiaries in the amount of R$15.0 million and restricted cash for loan guarantees in the amount of R$67.1 million. Cash acquired along with the Tenda business combination totaled R$66.9 million.

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

Financing activities

Net cash provided by financing activities in 2009 totaled R$1,540.4 million, an increase of 68.9%, compared to the net cash provided by financing activities in 2008 of R$911.8 million. The cash provided in 2009 was mainly attributable to: (1) issuance of debentures and other debt totaling R$2,259.7 million, (2) amortization of loans in the amount of R$861.0 million, and (3) securitization transactions in the amount of R$110.6 million. We also paid R$26.1 million in dividends and R$35.5 million of obligations to venture partners. We sold shares held in treasury in the amount of R$82.0 million.

Net cash provided by financing activities in 2008 totaled R$911.8 million, an increase of R$69.2 million, compared to the net cash provided by financing activities in 2007 of R$842.6 million. The cash provided in 2008 was mainly attributable to: (1) debt issuances in the amount of R$775.9 million, of which R$250.0 million was raised in June related to the first issuance of the third debenture program, and R$285.0 million was raised in September for working capital purposes; (2) contributions from venture partners in the amount of R$300 million, (3) a capital increase of R$7.7 million; and (4) acquisition of quotas from an unincorporated venture partner as described below. In addition, we paid R$145.7 million in loans and financing, mainly SFH and working capital loans and dividends of R$27.0 million during 2008.

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

Pledged mortgage receivables and cash and cash equivalents

As of December 31, 2009, substantially all of our mortgage receivables totaling R$3.5 billion are pledged.  In addition, R$47.3 million of our cash and cash equivalents are restricted as they have been pledged.

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

In 2009, we invested R$45.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and the SAP implementation, which totaled R$5.0 million. We also had a reduction in restricted cash due to guaranteed financing of R$29.7 million.

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

As of December 31, 2009 we had outstanding debt in the total amount of R$3,122.1 million, an increase of 101.2% as compared to December 31, 2008. Our indebtedness principally consists of (1) outstanding debentures totaling R$1,918.4 million, (2) working capital loans in the total amount of R$736.7 million and (3) other loans (mainly SFH) in the total amount of R$467.0 million.

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

The table below sets forth information on our loans, financing and debentures as of December 31, 2009:

	Maturity
	Total	2010	2011	2012	2013 and thereafter
	(in thousands of reais)
Debentures	1,918,377	122,377	346,000	275,000	1,175,000
Working capital	736,736	408,326	244,846	48,318	35,246
Housing Finance System (SFH)	467,019	269,986	168,737	23,536	4,760
Total	3,122,132	800,689	759,583	346,854	1,215,006

In addition to the loans listed above, we received contributions from venture partners of R$300.0 million in 2008 which will be fully redeemed by us in 2014. See “—Cash Flows—Financing Activities.”

Debenture program

Our first debenture program was approved by and registered with the CVM on April 29, 2005. This enabled us to make public offerings of non-convertible debentures, secured on property and/or with guarantees subordinated to our general creditors. The offer of debentures through the program was limited to a maximum value of R$200 million.

On December 1, 2005, we issued R$112.5 million aggregate principal amount of debentures due December 1, 2010 under our first debenture program. This third issuance consisted of 11,250 nominal, non-convertible debentures with a face value of R$10,000 each and guaranteed by certain real estate credit rights held by us. The debentures provide for the payment of annual interest corresponding to 100% of the CDI rate, calculated from the date of issuance, plus a 2% annual spread. As of December 31, 2009, there was no outstanding balance under this second issuance.

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

The first issuance under the second debenture program provides that the following indices and limits be calculated on a semi-annual basis by the trustee based on our consolidated financial statements, drawn-up according to Brazilian GAAP, that we file with the CVM: (1) total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity plus noncontrolling interests; (2) total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt; and (3) total debt minus available funds is less than R$1.0 billion, as adjusted for inflation, where:

•	available funds is the sum of our cash, bank deposits and financial investments;

•	SFH debt is the sum of all our loan agreements that arise from resources of the SFH;

•	total receivables is the sum of our short and long-term “development and sale of properties” accounts, as provided in our financial statements;

•	post-completion inventory is the total value of units already completed for sale, as provided on our balance sheet; and

•	total debt is the sum of our outstanding debt, including loans and financing with third parties and fixed income securities, convertible or not, issued in local or international capital markets.

Our indenture under the debenture program contains various covenants including, among other things:

•	limitations on our ability to incur debt; and

•	limitations on the distribution of dividends if we are under default.

In July 2009, we renegotiated with the debenture holders the restrictive debenture covenants in the second debenture program, and obtained approval to delete the covenant that limited our net debt to R$1.0 billion and increased our financial flexibility by changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these amendments, interest repaid by us increased to CDI plus 3.3% per year.

In May 2008, the CVM approved our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program consisted of 25,000 nominal, non-convertible debentures with a face value of R$10,000, which were issued in two series totaling R$250 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, calculated from the subscription date, with a maturity of 10 years.

Certain covenants contained in the agreements governing our debenture programs restrict our ability to take certain actions, including incurring additional debt, and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. Our second and third debenture programs have cross default provisions whereby an event of default or prepayment of any other debt above R$5.0 million and R$10.0 million, respectively, could require us to prepay the indebtedness under the second or third debenture program. The ratios and minimum or maximum amounts generally required by those covenants and our performance against those minimum or maximum levels are summarized below:

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria.

Guarantees are comprised of assignments of receivables and bank accounts.  Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios and minimum or maximum amounts required by such financial covenants and Tenda’s performance against those minimum or maximum levels include: (1) coverage debt service defined as EBIT divided by net financial expenses cannot exceed 1.3 ratio, (2) debt index defined as (receivables plus inventory) divided by (net debt minus collateralized debt) cannot exceed 2.0 ratio or be lower than zero, and (3) (net debt minus collateralized debt) divided by shareholders equity cannot exceed 50%. As of the date of this annual report, we understand that Tenda has been in compliance with all the above mentioned ratios.

In August 2009, the CVM approved our sixth issuance, which consisted of non-convertible simple debentures in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 2 to 3.25%, calculated from the subscription date. Under the sixth issuance, we are obligated to acquire all outstanding debentures upon the request of debenture holders whenever we raise money through the issuance of non-debt securities in excess of R$500.0 million. We also have the right to repurchase the debentures in the occurrence of a liquidity event.

In December 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8.25% to 10.25% plus TR, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures.
As of December 31, 2009
Second program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity plus noncontrolling interests	1%
Total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt	2.3

Third program - first issuance
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity	53%
Total receivables plus post-completion inventory is equal to or greater than 2.2 times total debt	4.1

Seventh issuance
Coverage debt service defined as EBIT divided by net financial expenses cannot exceed 1.3	(5.9)
Total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt	292.3
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity plus noncontrolling interests	1%

Tenda’s first issuance
Coverage debt service defined as EBIT divided by net financial expenses cannot exceed 1.3	(24.8)
debt index defined as (receivables + inventory) divided by (net debt – collateralized debt) cannot exceed 2.0 ratio or be lower than zero	1.6
Total debt minus SFH debt minus cash does not exceed 50% of shareholders’ equity	31%

We expect to comply with the covenants in the agreements governing our outstanding indebtedness which may limit our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Item 3. Key Information—D. Risk Factors—Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.”

As of December 31, 2009, we were in compliance with the aforementioned clauses and other non restrictive clauses.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2009, the interest rates on these loans generally varied between 6.2% and 11.4% per annum, plus TR, and the loans generally mature through December 2012. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2009 we had 85 loan agreements in effect, with a balance of R$467 million.  At the same date we also had R$1,204.1 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding developments progress.

Securitization Fund – FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas, equivalent to 21% of the amount issued, were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate.  We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as of December 31, 2009.

The receivables portfolio assigned totaled R$119.6 million of which we received the equivalent of the present value of R$88.7 million in cash.  We consolidated receivables of R$55.3 million assigned to Gafisa FIDC in our financial statements as of December 31, 2009 and recorded the mandatorily redeemable equity interest in the securitization fund of R$41.3 million as other accounts payable. The balance of our subordinated quotas was eliminated on consolidation.

In June 2009, we issued debt securities backed by real estate sales receivables (Cédula de Crédito Imobiliário), or CCI.  The transaction consists of an assignment of a portfolio comprised of select residential real estate receivables from Gafisa and its subsidiaries. We assigned a receivables portfolio in the amount of R$89.1 million in exchange for cash at the transfer date, discounted to present value, totaling R$69.3 million, recorded as "Other accounts payable—Credit Assignments."

Eight book CCIs were issued, amounting to R$69.3 million at the issuance date. These eight CCIs are backed by receivables which installments fall due on and up to June 2014, or CCI-Investor.

Pursuant to Article 125 of the Brazilian Civil Code, the CCI-Investor carries general guarantees represented by statutory liens on real estate units, effective as soon as the conditional restrictions included in the registration are lifted, as reflected in the real estate deed on (i) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (ii) the issue of CCI-Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

We will be compensated for, among other things, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of us as collection agent in the event of non-fulfillment of the responsibilities described in the collection service contract.

Working Capital

We believe that our current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months.

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$213.5 million, R$109.9 million and R$91.6 million, in 2009, 2008 and 2007, respectively. Under U.S. GAAP, we would have reported a net income (loss) of R$(36.7) million, R$299.7 million and R$63.5 million, in 2009, 2008 and 2007, respectively.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$2,325.6 million, R$1,612.4 million and R$1,498.7 million as of December 31, 2009, 2008 and 2007, respectively. Under U.S. GAAP, we would have reported shareholders’ equity of R$2,165.2 million, R$1,723.1 million and R$1,441.9 million as of December 31, 2009, 2008 and 2007, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	stock option plans;

•	business combinations;

•	effects of deferred taxes on the differences above; and

•	noncontrolling interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity see our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Law No. 11,638/07, effective as of January 1, 2008 and as amended by Law No. 11,941/09, introduced changes to the Brazilian corporate law to be applied in 2010 to financial statements of financial institutions and publicly-held companies.  These changes primarily seek to facilitate the process of converging Brazilian GAAP to IFRS, and permit the CVM to issue new accounting standards and procedures consistent with international accounting standards.  In addition, to ensure consistent presentation of financial statements in prior periods, these changes will require 2009 financial statements to be disclosed together with 2010 financial statements in order to provide comparative information within the financial statements.

In connection with these changes, several pronouncements, interpretations and guidance were issued in 2009 by the CPC and the CVM.  We are currently evaluating the potential effects of the following pronouncements, interpretations and guidance, which may have a material impact on our financial statements for the year ended December 31, 2009 and on the comparability of such financial statements with our financial statements for the year ended December 31, 2010.

•
CPC 15 sets forth the accounting treatment for business combinations, including the recognition and measurement of acquired assets, assumed liabilities and goodwill based on future economic benefits, and the information to be disclosed.

•	CPC 17 sets forth the accounting treatment for revenue and costs associated with construction contracts.

•
CPC 18 sets forth the recording of investments in associates in the individual and consolidated financial statements of the investor and the recording of investments in subsidiaries in the financial statements of the parent company.

•	CPC 19 sets forth the recording of joint ventures and the disclosure of assets, liabilities, income and expenses of such ventures in the financial statements of investors.

•	CPC 20 sets forth the accounting treatment for borrowing costs and its potential inclusion in assets when attributable to the acquisition, construction or production of a qualifying asset.

•
CPC 22 establishes principles for reporting information on operating segments in annual reports that would permit readers to evaluate the nature and financial effects of business activities in which a company is involved and the economic environments in which a company operates.

•
CPC 23 sets forth the criteria for selecting and changing accounting policies, together with the accounting treatment, and discloses the change to accounting policies, accounting estimates and the correction of errors.

•	CPC 24 establishes when an entity shall adjust its financial statements in connection with a subsequent event and the information to be disclosed.

•
CPC 25 sets forth the criteria for the recognition and measurement of provisions, contingent liabilities and assets and establishes principles for disclosing such information in the notes to financial statements to permit readers to evaluate their value.

•
CPC 26 establishes principles for the presentation of financial statements to ensure comparability with the entity’s financial statements of previous periods and with the financial statements of other entities, and introduces the statement of comprehensive income as a mandatory financial statement.

•	CPC 27 sets forth the accounting treatment for property, plant and equipment with respect to recognition, measurement, depreciation and impairment losses.

•	CPC 28 sets forth the accounting treatment for investment property and reporting requirements.

•	CPC 30 sets forth the accounting treatment for revenue from certain types of transactions and events.

•	CPC 31 sets forth the accounting treatment for non-current assets on sale and the presentation and reporting of discontinued operations.

•	CPC 32 sets forth the accounting treatment for income taxes.

•	CPC 33 sets forth the accounting treatment for and reporting of benefits given to employees.

With respect to the real estate sector, CVM Resolution No. 612 dated December 22, 2009, which approved Technical Interpretation ICPC02, addresses the recognition of costs and revenues by real estate companies prior to the completion of a property and will apply in 2010 to financial statements.  Beginning on January 1, 2010, costs and revenues will be recognized as follows:

Description	CFC Resolution No. 963/03 (applicable until the year ended December 31, 2009)	ICPC-02 (applicable from the year ended December 31, 2010)
Revenue from real state sold	Recorded in income according to percentage of completion method.	Recorded in income upon the transfer of deed, risks and benefits to the real estate purchaser (usually after completion of the work and upon delivery of keys).
Cost of real estate sold	Recorded in income when incurred, in proportion to units sold.	Recorded in income in proportion to units sold.

This new regulation will impact our financial statements, in particular our accounts receivable, real estate development, selling expenses (commission), deferred and current taxes on revenue and income, inventory and real estate development costs and warranty provisions and we are currently evaluating the potential effects on our financial statements.

C.    Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle.  As of December 31, 2009, 2008 and 2007, we had 13, 15 and 12 employees engaged in research and development activities, respectively. Our research and development expenditures in 2009, 2008 and 2007 were immaterial.

D.    Trend Information

Other than as disclosed elsewhere in this annual report including under “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Real Estate Sector,” we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial condition.

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

F.     Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2009. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of R$)
Loans and financing	1,203,755	678,312	489,187	36,256	—
Debentures	1,918,377	122,377	621,000	1,175,000	—
Interest (1)	863,034	342,890	436,920	83,224	—
Real estate development obligations (2)	3,162,601	2,228,115	931,238	3,248	—
Obligations for land purchase	350,706	204,305	91,450	44,109	10,842
Obligation to venture partners (3)	300,000	—	100,000	200,000	—
Credit assignments	122,360	122,360	—	—	—
Obligations from operating leases	32,043	6,086	10,427	8,114	7,417
Acquisition of investments	21,090	21,090	—	—	—
Securitization Fund – FIDC	41,308	—	41,308	—	—
Other accounts payables	128,222	62,207	66,015	—	—
Total	8,143,496	3,787,742	2,787,545	1,549,951	18,259
_________________
(1)
Estimated interest payments are determined using the interest rate as of December 31, 2009. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including obligations not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2009, the amount of “real estate development obligations” related to units launched but not sold was R$1,219.2 million.

(3)	Obligation to venture partners accrues a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

We have a commitment to purchase the remaining 40% of Alphaville’s capital, not yet measurable and consequently not recorded, which will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that we will purchase the remaining 40% of Alphaville by 2012 (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion.

We also made provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$11.3 million and R$61.7 million in current and non-current liabilities, respectively, as of December 31, 2009.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:
Name	Age	Position	Election Date	Term of Office(1)
Gary R. Garrabrant(3)	52	Chairman	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Caio Racy Mattar(2)(3)	52	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Richard L. Huber(2)(3)	73	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Thomas J. McDonald(3)	45	Director	April 4, 2008	Annual Shareholders’ General Meeting in 2010
Gerald Dinu Reiss (2)(3)	65	Director	April 14, 2008	Annual Shareholders’ General Meeting in 2010

Name	Age	Position	Election Date	Term of Office(1)
Jose Ecio Pereira da Costa Junior (2)(3)	58	Director	April 30, 2009	Annual Shareholders’ General Meeting in 2010
__________________
(1)	Under Brazilian corporate law, an annual shareholders’ general meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

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

Gary R. Garrabrant.  Mr. Garrabrant is the chief executive officer and co-founder of Equity International. From 1996 to 1999, he was executive vice-president of Equity Group Investments, LLC (EGI), the privately held investment company founded and led by Sam Zell. Mr. Garrabrant joined EGI in 1996 and founded Equity International with Mr. Zell in 1999. Mr. Garrabrant is a director of Equity International and a director of Brazilian Finance & Real Estate. He is the former vice chairman and director of Homex and a former director of NH Hoteles (MSE:NHH). Previously, Mr. Garrabrant was involved in the creation of Capital Trust (NYSE:CT) where he served as vice chairman and director, and in the formation of Equity Office Properties Trust. Prior to joining EGI, he co-founded Genesis Realty Capital Management and was a managing director in the real estate investment banking division of Chemical Bank and in a similar role with The Bankers Trust Company. Mr. Garrabrant is a member of the University of Notre Dame's Mendoza College of Business Advisory Council and the Real Estate Advisory Board at Cambridge University. Mr. Garrabrant holds a bachelor’s degree in finance from the University of Notre Dame and completed the Dartmouth Institute at Dartmouth College.  He is currently the chairman of our board of directors, and his current term commenced on April 4, 2008. He is also a member of the Investment Committee and Compensation Committee. His business address is Two North  Riverside Plaza, Suite 1500, Chicago, Illinois, 60606, United States.

Caio Racy Mattar.  Mr. Mattar is currently executive officer of Companhia Brasileira de Distribuição (CBD- Pão de Açúcar Group).  He is also a member of the board of directors of Sendas Distribuidora S.A. and Paramount Têxteis Indústrias e Comércio S.A. Mr. Mattar holds a bachelor’s degree in civil engineering and a master’s degree in business administration from the London Business School.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008. He is also a member of the Compensation Committee and Nomination and Corporate Governance Committee.  His business address is Av. Nações Unidas No. 8,501, 19th floor 05425-070 - São Paulo, SP - Brazil.

Richard L. Huber.  Mr. Huber is an investor in different companies from various segments, especially in South America.  He is currently the chairman of Antarctic Shipping, a Chilean company that operates maritime cruises in the Antarctic, and a director of, and an investor in, AquaBountry Technology, Covanta Energy Corporation, American Commercial Barge Line, and other companies in the United States. Mr. Huber holds a bachelor’s degree in chemistry from Harvard University.  He started his career as a trainee at First National Bank in 1959.  He has worked for more than 40 years in the financial services industry with institutions such as First National Bank of Boston, Citibank, Chase and Continental Bank, most recently at Aetna Inc. in its financial area and as its chief executive officer and chairman, and left Aetna Inc. in 2000. He was also a member of the board of directors of many United States and Latin American companies.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  He is also member of the Audit Committee and the Nomination and Corporate Governance Committee. His business address is 139 W. 78th Street, 10024, New York, New York, United States.

Thomas J. McDonald.  Mr. McDonald is chief strategic officer of Equity International. Mr. McDonald has been associated with the Company since its inception in 1999.  He is a director of several of Equity International’s portfolio companies, including Gafisa (NYSE:GFA, BZ:GFSA3), BR Malls (BZ:BRML3) and AGV Logística. Prior to Equity International, Mr. McDonald was with Anixter International, a global provider of network infrastructure solutions and services. Prior to joining Anixter in 1992, Mr. McDonald was based in Mexico City with Quadrum S.A. de C.V., a Latin

American finance company.  Mr. McDonald holds a bachelor’s degree in international relations and Spanish from the University of Notre Dame and a master’s degree in business administration from the University of Chicago's Graduate School of Business.  He is currently a member of our board of directors, and his current term commenced on April 4, 2008.  He is also member of the Investment Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. His business address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois, 60606, United States.

Gerald Dinu Reiss. Mr. Reiss is the founder and the officer of the business consulting firm Reiss & Castanheira Consultoria e Empreendimentos Ltda. since 1987. He was the Planning and Controlling Officer of Grupo Ultra from 1980 to 1986 and member of its Executive Committee as of 1984. Professor of Business Planning of Escola de Administração de Empresas de São Paulo at Fundação Getulio Vargas from 1974 to 1986. Mr. Reiss was also a member of the Board of Directors of various Brazilian companies, as CAEMI, Petrobrás S.A., Petrobrás Distribuidora S.A, COMERC and Grupo Pão de Açúcar. Mr. Reiss holds a bachelor’s degree in electric engineering from Escola Politécnica da Universidade de São Paulo and a PHD in Business Administration from California University, Berkeley, USA. He is currently a member of our board of directors, and his current term commenced on April 14, 2008. He is also member of the Audit Committee. His business address is Rua Viradouro, 63, 04538-010 – São Paulo, SP – Brazil.

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

The table below shows the names, positions, and terms of office of our executive officers:
Name	Age	Position	Election Date	Term of Office
Wilson Amaral de Oliveira	57	Chief Executive Officer	December 14, 2009	December 31, 2011
Alceu Duilio Calciolari	47	Chief Financial Officer and Investor Relations Officer	December 14, 2009	December 31, 2011
Antônio Carlos Ferreira Rosa	37	Officer	December 14, 2009	December 31, 2011
Mário Rocha Neto	52	Officer	December 14, 2009	December 31, 2011
Odair Garcia Senra	63	Officer	December 14, 2009	December 31, 2011

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

Wilson Amaral de Oliveira.  Mr. Amaral is currently our chief executive officer, and his current term commenced in December 2009, and he is the president of the board of directors of Construtora Tenda S.A.  He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a marketing certificate from ESPM.  Previously, he was a member of the board of directors and officer of Playcenter S.A., a member of the board of officers of Hopi Hari S.A. and of the fiscal council of Lojas Americanas S.A., an officer of Artex Ltda., as well as sales and marketing officer of Fundição Tupy S.A., Tupy Tubos e Conexões Ltda. and CLC Alimentos Ltda.  He was also a member of the executive board of directors of Americanas.com S.A., Kuala Ltda. (successor of Artex Ltda.), Toalia S.A. and ABC Supermercados S.A. Mr. Amaral was also the managing partner of Finexia, country manager of DHL Worldwide Express do Brasil Ltda. and managing director of Tupi Perfis S.A.

Alceu Duilio Calciolari.  Mr. Calciolari is currently our chief financial officer and investor relations officer, and his current term commenced in December 2009 and he is the vice president of the board of directors of Construtora Tenda S.A.  He holds a bachelor’s degree in business administration from Faculdades Metropolitanas Unidas and a master’s degree in controllership from Pontifícia Universidade de São Paulo.  Mr. Calciolari started his career as a trainee at ABN AMRO Real S.A. in 1978 and worked as an auditor, from 1983 to 1996, at Arthur Andersen LLP.  He was also chief finance officer at Tupy S.A., from 1996 to 1998, and ALL—America Latina Logística S.A., from 1998 to 2000.  Mr. Calciolari has been our chief financial officer since 2000.

Antônio Carlos Ferreira Rosa.  Mr. Rosa is currently our executive officer responsible for new developments, and his current term commenced in December 2009.  He holds a bachelor’s degree in civil engineering from Universidade de São Paulo.  He joined Gafisa in 1995 as an intern, holding several positions, including construction manager and development manager.

Mário Rocha Neto.  Mr. Rocha Neto is currently our operations executive officer, and his current term commenced in December 2009.  He holds a bachelor’s degree in civil engineering from the Polytechnical School of the Universidade de São Paulo.  Mr. Rocha Neto joined the former Gomes de Almeida in 1978 as an intern.  He was also a member of the management of Y. Takaoka Empreendimentos S.A. and, from 2003 to 2004, a member of the São Paulo Construction Union.

Odair Garcia Senra.  Mr. Garcia Senra is currently our executive officer responsible for institutional relations, and his current term commenced in December 2009.  He holds a bachelor’s degree in civil engineering from the civil engineering school of Mauá.  Mr. Garcia Senra joined the former Gomes de Almeida in 1970 as an intern, and he has worked as a construction engineer, a construction manager and a construction officer.  He was also a professor at the Civil Engineering School of Mauá in 1972, and officer of Secovi—Sindicato de Compra e Venda de Imóveis in São Paulo.

Our Relationship with our Executive Officers and Directors

As of December 31, 2009, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2009, our board of officers in the aggregate held 0.83% of our share capital and our board of directors in the aggregate held less than a 0.06% direct or indirect interest in our share capital. Also, as of December 31, 2009, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers.  In none of these cases, as of the referenced date, were the interests held material.  In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

B.    Compensation

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the board of officers and the members of the fiscal council.  Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2007, 2008 and 2009, the aggregate compensation we paid to the members of our board of directors totaled R$867 thousand, R$916 thousand and R$975 thousand, respectively.

For each of 2007, 2008 and 2009, the aggregate compensation we paid to our executive officers totaled R$4.6 million, R$3.2 million and R$6.0 million, respectively, which includes fixed compensation and annual bonus amounts.

Approximately 70% of the total compensation we pay to our executive officers is variable and includes stock options granted pursuant to an executive stock compensation plan, which was approved in 2009, in substitution of the 2007 and 2008 plans.  The amounts presented for 2009 include the entire 5-year program. Please see “E. Share Ownership—Stock Option Plans.” In addition, bonus amounts are provisions that have not yet been approved by our board of directors.

For each of 2007, 2008 and 2009, the individual compensation we paid to members of our board of directors (fixed compensation) and our executive officers (both fixed and variable compensation) is set forth in the tables below. These tables do not include the individual compensation of members of our fiscal council, which was formed on December 30, 2009.

2007	Board of Directors (1)	Executive Officers
Number of members	7	5
Annual highest individual compensation (in R$)	225,000	1,353,180
Annual lowest individual compensation (in R$)	150,000	734,370
Annual average individual compensation (in R$)	160,714	853,817
(1)    Based on the average number of members during the period.

2008	Board of Directors (1)	Executive Officers
Number of members	6	5
Annual highest individual compensation (in R$)	225,000	990,245
Annual lowest individual compensation (in R$)	150,000	410,763
Annual average individual compensation (in R$)	162,500	609,997
(1)    Based on the average number of members during the period.

2009	Board of Directors (1)	Executive Officers
Number of members	6	5
Annual highest individual compensation (in R$)	225,000	5,483,533
Annual lowest individual compensation (in R$)	150,000	1,600,915
Annual average individual compensation (in R$)	162,500	3,172,335
__________________
(1)    Based on the average number of members during the period.
*      Approximately 60% of the total compensation is comprised of the 2009 stock option plan, taking into consideration the entire 5-year program.

C.    Board Practices

General Information

We are managed by a board of directors consisting of at least five and a maximum of nine directors and a board of officers consisting of at least two and a maximum of eight officers.  Our directors are elected for a two-year term and our executive officers are elected for a three-year term.  Reelection of officers and directors is permitted.  We also have a fiscal council, an investment committee, an audit committee, a compensation committee, a nominating and corporate governance committee, a finance committee, and ethics committee. See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”

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

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our board of officers must comply, by means of the execution of a management compliance statement, with obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado, including, but not limited, to: (1) any shareholder that becomes our controlling shareholder, or becomes part of our controlling group, must comply, by means of executing of the controlling shareholder compliance statement, with the obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado; (2) any indirect controlling shareholder of our company must fully comply with the obligations established in the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules, the Listing Rules of the Novo Mercado, Brazilian corporate law, Brazilian Securities Regulations and our bylaws; (3) use best efforts to ensure that our shares are widely held through public share offerings; (4) re-establish the minimum percentage of outstanding floating stock; (5) inform BM&FBOVESPA with respect to the trading of the securities held by our controlling shareholders; (6) comply with the rules imposed on our directors in the event our public company registration with the CVM is cancelled; and (7) comply with rules and regulations applicable in the event of the delisting of our company from the Novo Mercado.

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

The chief executive officer submits to the board of directors for their approval the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries.  The chief executive officer enacts these plans and develops our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors.  Together with the other officers, he also supervises and coordinates our activities.  The officer in charge of investor relations supplies our financial information to investors, the CVM and the BM&FBOVESPA and is also responsible for keeping an updated register based on the applicable regulations.

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

On December 30, 2009, at our special shareholders’ general meeting, a fiscal council was formed at the request of our shareholders.  Our fiscal council currently consists of three members and three deputies, who shall each remain in office until our Annual Shareholder’s General Meeting in 2010.

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

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under Brazilian law.  However, our board of directors formed such a committee to consider and periodically report on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and develop and recommend governance principles applicable to us. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. If the shareholders only determine the total compensation, it is incumbent upon the board of directors to establish the individual amounts. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

D.           Employees

As of December 31, 2009, we had 4,381 employees across the following states:
State	Employees
Alagoas	6
Amazonas	78
Bahia	51
Goiás	23
Maranhão	15
Pará	460
Paraná	169
Rio de Janeiro	1,849
Rondônia	13
São Paulo	1,717
Total	4,381

The table below shows the number of employees for the periods presented:

Period	Operations	Administration & Finance	Business Development	Sales	Other	Total
2009	3,925	127	99	104	126	4,381
2008	3,665	115	72	17	47	3,916
2007	642	78	73	14	66	873

Our administrative employees carry out management, accounting, IT, development, sale, legal and construction activities, in addition to negotiating with suppliers.  Our construction site employees focus on management and oversight of our construction workers, a majority of whom is outsourced. The outsourced employees are hired by the contractors to carry out various tasks on the construction sites. Currently, we estimate that approximately 7,700 outsourced professionals are providing services to us across the following states:

State	Outsourced Professionals
Alagoas	422
Amazonas	171
Bahia	320
Goiás	390
Maranhão	264
Pará	296
Paraná	150
Rio de Janeiro	1,957
Rondônia	115
São Paulo	3,653
Total	7,738

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the commencement of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2009, establishing a salary adjustment of 6.7% as of May 2009.  This collective bargaining agreement became effective on May 2009 and will expire on April 30, 2010.  The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO).  As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees.  The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2009, establishing a salary adjustment of 7.5% as of March 2009.  This collective bargaining agreement became effective in March 2009 and will expire in February 2011. We believe our relations with our employees and unions are good.  In 2009, we have experienced three work stoppages in São Paulo, three in Salvador and two in Curitiba, due to a general strike of one day in the industry.  We also have experienced one work stoppage in Goiás and one in Rio Grande do Sul involving only our employees.

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

E.     Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.88% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. Also, as of December 31, 2009, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers.  In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:
Name	Position	Number of Shares Owned
Thomas J. McDonald	Director	40,002
Gary R. Garrabrant	Director	100,790
Caio Racy Mattar	Director	2
Richard L. Huber	Director	32,434
Gerald Dinu Reiss	Director	2
Jose Ecio Pereira da Costa Junior	Director	2
Wilson Amaral De Oliveira	Chief Executive Officer	892,958
Alceu Duilio Calciolari	Chief Financial Officer and Investor Relations Officer	696,040
Odair Garcia Senra	Officer	625,420
Antonio Carlos Ferreira Rosa	Officer	177,476
Mario Rocha Neto	Officer	387,698
Total		2,952,824

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

Stock Option Plan – 2000 to 2002

In 2002, our shareholders ratified the terms and conditions of our stock option plan.  A standard stock option plan to grant subscription rights related to our preferred shares was approved by our board of directors at a meeting held on April 3, 2000.  As a result of our entry in the Novo Mercado segment of the BM&FBOVESPA, our preferred shares were converted into common shares, and therefore all stock options relating to this stock option plan currently grant subscription rights related to our common shares.

As of the date of this annual report, 4,290,000 options to purchase shares of our common shares have been issued to employees, directors and executive officers pursuant to this stock option plan agreement. Of these shares, 4,268,400 shares have been acquired or expired pursuant to such agreements.

Stock Option Plan – 2006

In view of our entry in the Novo Mercado segment of the BM&FBOVESPA, and in order to protect the rights of the beneficiaries of the existing stock option plan, we decided to maintain the existing stock option plan. In addition, on February 3, 2006, our shareholders approved a new stock option plan. Under the 2006 stock option plan, our board of directors may release further programs on a regular basis of options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2006 stock option plan.  Such new programs would grant our managers and senior employees the right to subscribe and/or acquire our shares for a set price, under terms and conditions laid down in stock option plan agreements entered into with each participant.

As of the date of this annual report, 4,905,064 options to purchase shares of our common shares have been issued to employees, directors and executive officers pursuant to this stock option plan agreement. Of these shares, 2,089,310 shares have been acquired or expired pursuant to such agreements.

Stock Option Plan – 2008

We approved a new stock option plan on June 18, 2008 during a special shareholders’ general meeting. Under the new stock option plan, our board of directors may create additional programs on a regular basis for options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2008 stock option plan.

Under this new stock option plan, the board of directors may grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

As of the date of this annual report, 66,494 common shares have been purchased by our employees, directors and executive officers pursuant to this stock option plan agreement, which corresponds to 166,756 B options that may be granted in the future.

Stock Option Plan – 2009

We approved two new stock option plans in 2009 for executives and key employees.  The first plan is a standard stock option plan to grant subscription rights related to our common shares, which was approved by our board of directors at a meeting held on June 26, 2009.  Under this plan, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 6,400,000 options to purchase shares of our common shares have been issued to directors pursuant to this stock option plan agreement. Of the total options granted, none have been acquired or expired pursuant to such agreements.

Under the second plan, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular options granted under this 2009 plan, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 1,085,034 shares of our common shares have been issued to employees and directors pursuant to this stock option plan agreement. The options granted included 778,356 B options.  Of the total options granted, none have been acquired or expired pursuant to such agreements.

Issuance	Number of Stock Options Issued	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option *		Expiration
April 2000	2,100,000	—	R$	2.75	April 2009
April 2001	1,590,000	—	R$	2.75	April 2010
April 2002	600,000	21,600	R$	4.62	April 2010
February 2006	1,905,064	1,467,094	R$	9.25	February 2014
February 2006	3,000,000	1,348,660	R$	2.51	February 2014
February 2007	1,460,000	1,071,054	R$	15.29	February 2015
May 2008	166,756	166,756	R$	15.91	May 2016
June 2009	6,400,000	6,400,000	R$	8.53	June 2017
December 2009	1,085,034	1,085,034	R$	14.25	December 2017
_______________
* Exercise prices are adjusted according to the dividends paid and the IGP M inflation index plus an annual interest rate of 3% to 6%.)

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

Shareholders	Shares	(%)
EIP Brazil Holdings, LLC (1) (2)	48,092,228	14.4
Marsico Capital Management LLC(3)	36,085,780	10.8
Morgan Stanley (4)	24,152,652	7.2
Itaú Unibanco S.A.	20,507,856	6.1
Directors and officers (5)	2,952,824	0.9
Other shareholders	201,763,448	60.4
Treasury shares	599,486	0.2
Total	334,154,274	100.0
__________________
(1)	Affiliate of Equity International.

(2)
Based on information filed jointly by EIP Brazil Holdings, LLC (“EIP Brazil”), EI Fund II, LP (“EI Fund II”), EI Fund II GP, LLC (“EI Fund II GP”), EI Fund IV Pronto, LLC (“EI Pronto”), EI Fund IV, LP (“EI Fund IV”), EI Fund IV GP, LLC (“EI Fund IV GP”) and Equity International, LLC (“EI”) with the SEC on December 3, 2009, 11,729,604 common shares are owned directly by EIP Brazil. EIP Brazil is wholly owned by EGB Holdings, LLC, which is owned 99.9% by EI Fund II. EI Fund II GP is the general partner of EI Fund II. EI Fund II and EI Fund II GP may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil. 3,300,000 ADSs representing 6,600,000 common shares are owned directly by EI Pronto. EI Pronto is wholly owned by EI Fund IV and EI Fund IV GP is the general partner of EI Fund IV. EI Fund IV and EI Fund IV GP may be deemed to have beneficial ownership of the shares owned directly by EI Pronto. Each of EI Fund II GP and EI Fund IV GP is indirectly wholly owned by EI and EI may be deemed to have beneficial ownership of the shares owned directly by EIP Brazil and EI Pronto.

(3)	Based on information filed by Marsico Capital Management, LLC with the SEC on February 11, 2010.

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

We had a total 278 record shareholders located in the United States, 158 of which hold shares traded at BM&FBOVESPA and 120 of which hold ADSs traded on the New York Stock Exchange. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

B.    Related Party Transactions

Other than arrangements which are described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management— Our Relationship with our Executive Officers and Directors” and the transaction described below, since January 1, 2007, there has not been, and there is not currently proposed, any material transaction or series of similar transactions to which we were or will be a party in which any director, executive officer, holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect interest.

Under Brazilian corporate law, our directors and executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and under conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties.

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2009, 2008 and 2007, we had current accounts receivable related to real estate ventures of R$7.2 million, R$60.5 million and R$17.9 million, respectively.

As of and for the years ended December 31, 2009, 2008 and 2007, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2009, we were a party to 1,668 civil actions, totaling R$237.6 million. Of these actions, we were the plaintiff in 218 actions and the defendant in approximately 1,450 actions, with aggregate amounts of R$30.2 million and R$207.4 million, respectively. For three of the claims where we are the defendant, the plaintiffs are seeking an aggregate amount of R$48.0 million.  As of December 31, 2009, we have filed defenses to these claims.  While we believe these claims are unfounded, we are of the view that the likelihood of loss is possible. In two of the three claims, our liability is limited because there are three other defendants. The third claim involves an amount of R$28.0 million of the proceeds from our Brazilian initial public offering that was withheld in an escrow deposit attached by court order to guarantee a writ of execution.

As of December 31, 2009, the provisions for contingencies for civil lawsuits included R$71.3 million related to lawsuits in which we were cited as a successor in foreclosure actions where the original debtor, Cimob Companhia Imobiliária (“Cimob”), was a former shareholder of Gafisa. The plaintiff claims that we should be held liable for the debts of Cimob. During 2009, we recorded an additional provision in the amount of R$65.8 million following unfavorable judicial decisions, which led us to seek new legal opinions from our Brazilian counsels and reevaluate the estimate of probable loss. Our insurance provides coverage for R$17.7 million. Further we were required by the competent court hearing the case to set aside (1) in an escrow account R$64.9 million, and (2) a certain number of treasury shares, both measures aiming at guaranteeing any potential foreclosure. We have filed appeals against all decisions, as we believe that references to Gafisa in the lawsuits are not legally justifiable. In other similar cases, we have obtained favorable decisions in which we were awarded final decisions overturning claims against Cimob. The ultimate outcome of the our appeal, however, cannot be predicted at this time.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2009, the provision for our civil claims amounted to R$91.7 million.

Environmental Claims

On August 27, 2004, the Federal Public Prosecution Office filed a Public Civil Action against us and others, including the Superintendência Estadual de Rios e Lagoas, or SERLA, which is responsible for managing the water resources of the State of Rio de Janeiro, alleging intervention in a permanent preservation area.  The Federal Public Prosecution Office sought indemnification payment of R$1.0 million to repair the damaged area, as well as penalties for the damages caused to the environment.  We are currently not able to estimate the amounts to be paid in this claim.  In December 2009, the lower court denied the Federal Public Prosecution Office’s request to cease the soil removal at Lake Jacarepaguá. The Federal Public Prosecution Office has filed an appeal and we are awaiting a decision on the appeal.

As of December 31, 2009, we were the defendant in five environmental claims, including the action described above law suit. We are currently not able to estimate the aggregated amount of the environmental claims.

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

As of December 31, 2009, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2009, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$53.9 million. As of December 31, 2009, the provision for tax liabilities amounted to R$20.7 million. In addition, we have deposited R$7.1 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

On November 30, 2009, we and our subsidiaries Tenda, Alphaville and Gafisa Vendas joined the cash and installment payment of debits with the Federal Revenue Service and the Attorney-General Office of the National Treasury. The Company joined the tax amnesty and refinancing program and opted for the cash payment of tax debits amounting to R$17.3 million, of which R$10.4 million was in cash and R$6.9 million offset tax losses. Our subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$6.6 million, R$980 thousand and R$192 thousand, respectively, recognizing gains of R$568 thousand, R$360 thousand and R$70 thousand, respectively, relating to the offset of tax losses. The consolidated gain of the Company and its subsidiaries amounted to R$4.0 million.

We are challenging the constitutionality of Law No. 9,715/98 and Law No. 9,718/98. We obtained a partially favorable first level decision. As of December 31, 2009, we have included part of the debt in the installment payment program, under Law No. 11,941, enacted on May 27, 2009 and registered an accounting provision of R$5.9 million with respect to this obligation. We believe the likelihood of loss is possible.

As a result of our business combination with Tenda, we became party to a proceeding challenging the inclusion of revenues from the sale of real estate in the tax basis for payment of the COFINS, as determined by Law No. 9,718/98. Tenda has deposited with the court the full amount of the tax liability involved in this proceeding.  A final decision was rendered unfavorably against Tenda and the payment due in connection with this proceeding will be transferred to the federal government.

We were party to two tax claims arising from tax assessments filed by the Brazilian Federal Revenue Service—SRF, regarding expenses that were considered non-deductible in fiscal years 1998 and 1999.  The aggregate amount involved in these two claims was R$16.5 million, including interest, penalties and legal fees, which do not include attorney’s fees.  We have settled these claims under Law No. 11,941, enacted on May 27, 2009.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipality of São Paulo to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$7.1 million with the courts and we are awaiting a first level decision. In addition, the municipalities of Rio de Janeiro and Santo Andre have issued tax assessments against us.  We have filed administrative defenses and are awaiting first level administrative decisions. The total amount involved in these proceedings is R$10.2 million.

As a result of our acquisition of Alphaville, we have become party to administrative and judicial tax claims relating to the Excise Tax (Imposto Sobre Produtos Industrializados), or IPI, and the State Value Added Tax (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS, regarding Alphaville’s alleged failure to pay taxes on its import of two aircrafts.  The amount involved in these claims is R$50.3 million and the amount that was deposited with the court was R$1.3 million.  Alphaville is waiting for the final decision by the courts on these proceedings. According to our acquisition agreement of Alphaville, the selling shareholders must reimburse any loss suffered by us or Alphaville arising from acts occurring before January 8, 2007, including the claims set forth above.

Labor Claims

As of December 31, 2009, we were a defendant in approximately 2,350 labor claims resulting from our ordinary course of business, of which approximately 85% were filed by outsourced workers and approximately 15% were filed by our former employees.  The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2009, the total value involved in the labor claims filed against us was approximately R$71.0 million.  As of December 31, 2009, the provision for labor claims amounted to R$8.9 million.

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

Our calculation of net income and allocation of funds to our reserves for any fiscal year are determined on the basis of our audited unconsolidated financial statements for the immediately preceding fiscal year.

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve.  Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital.  However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital.  The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2009, our legal reserve amounted to R$31.7 million.

•
Statutory Reserve.  Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws.  The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our by-laws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose.  This investment reserve may not exceed 80% of our share capital. As of December 31, 2009, our statutory reserve amounted to R$311.4 million.

•
Contingency Reserve.  Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years.  Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income.  Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs.  The allocations to the contingency reserve are subject to the approval of our shareholders in a shareholders’ general meeting. As of December 31, 2009, there was no amount allocated to a contingency reserve.

•
Investment Reserve.  Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve.  Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year.  All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2009, our investment reserve amounted to R$38.5 million.

•
Retained Earnings Reserve.  Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders.  If such budget covers more than one fiscal year, it might be reviewed annually at the shareholders’ general meeting.  The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2009, there was no amount allocated to our retained earnings reserve.

Capital Reserves

The capital reserve is formed by (a) amounts received by shareholders in excess of the par value of shares issued (premium on capital stock), as well as the part of the issue price of the shares with no par value that exceeds the amount intended to form the capital stock; and (b) proceeds from the sale of founders’ shares and warrants. Under Brazilian corporate law, capital reserve may only be applied to: (1) absorb losses that exceed accumulated earnings and revenue reserves; (2) redeem, reimburse or buy our own shares; and (3) increase our share capital.

As of December 31, 2009, our capital reserve amounted to R$318.4 million.

Mandatory Distribution of Dividends

Brazilian corporate law generally requires that the bylaws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends or as interest on shareholders’ equity, also known as the mandatory dividend.

The mandatory dividend is based on a percentage of adjusted net income, rather than a fixed monetary amount per share.  Under our bylaws, at least 25% of our net income, as calculated under Brazilian GAAP and adjusted under Brazilian corporate law (which differs significantly from net income as calculated under U.S. GAAP), for the preceding fiscal year must be distributed as a mandatory dividend.  Adjusted net income means the distributable amount before any deductions for profit retention and statutory reserves.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our shareholders’ general meeting that the distribution would be inadvisable in view of our financial condition.  Such suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal council.  In the case of publicly held companies, the board of directors must file a justification for such suspension with the CVM within five days of the relevant shareholders’ general meeting.  If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account.  If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Under Brazilian corporate law, dividends are generally required to be paid to the holder of record on the date of the dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur within the fiscal year in which such dividend was declared.  A shareholder has a three-year period from the date of the dividend payment to claim dividends, which do not bear interest and are not monetarily restated, after which the aggregate amount of any unclaimed dividends shall legally revert to us.

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

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs.  In the event that the custodian is unable to convert immediately the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by depreciations of the reais that occur before the dividends are converted.  Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information—E. Taxation.”

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

Under current Brazilian legislation, the Brazilian government may impose temporary restrictions of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the ADSs.”

Interest on Shareholders’ Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as a deductible expense for Brazilian income tax purposes and, from 1997, for social contribution purposes.  The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities.  Payment of such interest may be made at the discretion of our board of directors.  The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

•
50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

•	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect to which such payment is made.

For tax deduction purposes, the rate applied in calculating interest attributable to shareholders’ equity cannot exceed the pro rata die variation of the Long Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, as determined by the Central Bank from time to time.

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend.  Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of tax favorable jurisdiction includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) that impose restrictions on the disclosure of shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents.  Please refer to “Taxation—Brazilian Tax Considerations—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by Law No. 11,727.

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

History of Payment of Dividends and Interest on Shareholders’ Equity

In 2008, we distributed dividends in the total amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2007. In 2009, we distributed dividends in the total amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2008.

B.    Significant Changes

None.

ITEM 9.   THE OFFER AND LISTING

A.    Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange (3)			São Paulo Stock Exchange (2)
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2006 (2)	—	—	—	35.20	17.70	430,555
December 31, 2007	40.50	23.10	418,005	35.61	22.50	897,085
December 31, 2008	46.50	5.41	930,018	38.26	6.86	1,238,592
December 31, 2009	36.60	7.33	830,509	31.27	8.69	2,077,590

Quarter
First quarter 2008	41.50	29.96	771,929	34.60	25.50	1,128,515
Second quarter 2008	46.50	33.36	969,276	38.26	27.50	995,435
Third quarter 2008	35.59	20.97	890,823	28.20	19.90	1,206,926
Fourth quarter 2008	24.60	5.41	1,080,111	23.79	6.86	1,621,471
First quarter 2009	12.11	7.33	674,687	13.23	8.69	1,885,703
Second quarter 2009	19.73	10.91	721,893	20.90	12.41	2,481,110
Third quarter 2009	32.91	16.49	744,936	29.68	16.30	1,966,653
Fourth quarter 2009	36.60	28.49	1,171,518	31.27	25.50	1,955,885

Month
September 2009	32.91	26.40	738,155	14.77	12.48	3,043,124
October 2009	36.60	28.49	1,350,094	15.64	12.75	4,250,000
November 2009	35.03	29.83	1,128,917	14.78	12.94	4,466,000
December 2009	35.21	30.48	1,031,669	29.59	26.55	1,515,055
January 2010	32.73	25.70	927,386	27.80	24.30	1,594,069
February 2010 (from February 1, 2010 to February 22, 2010)	30.84	25.45	1,273,669	27.57	23.21	3,794,043
February 2010 (from February 26, 2010 to February 28, 2010) (4)	30.71	30.71	889,124	13.70	13.40	1,774,300
_________________
(1)	Average number of shares traded per day.

(2)	Our common shares started trading on the BM&FBOVESPA on February 17, 2006.

(3)	The ADSs started trading on the NYSE on March 16, 2007.

(4)
On February 22, 2010, our shareholders approved a stock split of our common shares giving effect to the split of one existing share into new issued shares, increasing the number of shares from 167,077,137 to 334,154,274.

In September 2007, we joined the BM&FBOVESPA Index, or “IBM&FBOVESPA,” the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BM&FBOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, it increased to an average of R$57.4 million (or 2.1 million shares).

B.    Plan of Distribution

Not applicable.

C.    Markets

Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Trading on the BM&FBOVESPA

The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BM&FBOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on the BM&FBOVESPA, including the Novo Mercado and Level 1 and Level 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for brokerage firms. The seller is ordinarily required to deliver the shares to the BM&FBOVESPA clearing house on the second business day following the trade date.

In order to reduce volatility, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BM&FBOVESPA fall below the limits of approximately 10% and 15%, respectively, in relation to the index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$1.3 trillion as of December 31, 2009 and an average daily trading volume of US$2.7 billion for 2009. In comparison, the NYSE had a market capitalization of US$18.9 trillion as of December 31, 2009 and an average daily trading volume of approximately US$4.9 billion for 2009. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets may not be considered to be as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM. See “Item 10. Additional Information—B. Memorandum and Bylaws—Disclosure Requirements.”

Under Brazilian corporate law, a corporation is either public, as we are, or closely held. All public companies are registered with the CVM and are subject to reporting requirements. Our common shares are listed on Novo Mercado segment of the BM&FBOVESPA.

We have the option to ask that trading in our securities on the BM&FBOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

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

Investment in Our Common Shares by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council (or Resolution No. 2,689), and CVM Instruction No. 325.

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

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains as compared to foreign portfolio investors.

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

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder will be entitled to (1) sell the common shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00; or (3) convert its investment into a foreign direct investment under Law No. 4,131/62.

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

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and develop any type of real estate project, whether our own or that of a third party, in the latter case as a contractor and agent; (2) purchase and sell any type of real estate; (3) perform civil construction and provide civil engineering services; and (4) develop and implement marketing strategies for any type of real estate project, whether our own or that of a third party.

Issued Share Capital

As of the date of this annual report, our share capital was R$1,627.3 million, all of which was fully subscribed and paid-in. Our share capital is comprised of 334,154,274 registered, book-entry common shares, without par value, after the stock split described herein. On February 22, 2010, our shareholders approved (1) an increase to the Company’s authorized share capital of 300,000,000 common shares, (2) a stock split of our common shares giving effect to the split of one existing share into two newly issued shares, increasing the number of shares from 167,077,137 to 334,154,274 and (3) an amendment to our bylaws to accommodate such stock split by increasing our authorized share capital from 300,000,000 common shares to 600,000,000 common shares. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006.  In order to delist our shares from the Novo Mercado, we must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market.  See “—Delisting from the Novo Mercado.”  In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights.  The main rules relating to the Novo Mercado, and that the company is subject to, are summarized below.

According to CMN Resolution No. 3,792 of September 24, 2009, which governs the investment of funds by private pension funds, shares of companies that adopt differentiated corporate governance practices may represent a higher interest in the investment portfolio of such private pension funds, and may therefore be considered significant and attractive investments for the private pension funds, which are large investors in the Brazilian capital market.  This fact might improve the development of the Novo Mercado, benefiting the companies whose securities are traded on the Novo Mercado.

Authorization for Trading on the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market.  Furthermore, the company, among other conditions, shall have signed a Listing Agreement in the Novo Mercado and adapted its bylaws to comply with the minimum requirements of the BM&FBOVESPA.  As regards the capital structure, it shall be exclusively divided into common shares, and a minimum free float equal to 25% of the capital stock shall be maintained by the company.  The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

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

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency.  Companies are required to keep the minimum stock percentage floating in the market, in order to foster dispersion of share ownership.  In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder sells its controlling stake.  The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the fiscal council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado.  Gafisa provides such required information on a quarterly basis and voluntarily on a monthly basis.  Companies are also required to give more disclosure regarding related party transactions in which a company may be involved.  Finally, controlling shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado and the Listing Agreement in the Novo Mercado, specifically with regard to their application, validity, effectiveness and interpretation.  The arbitrations take place before the Market Arbitration Chamber established by the BM&FBOVESPA and are conducted in accordance with the Rules of the Market Arbitration Chamber.

Company Management

We are managed by a board of directors (Conselho de Administração) and a board of officers (Diretoria). See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

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

Policy for the Trading of Our Securities

On July 15, 2009, our board of directors approved a new Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•
all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who has signed the compliance statement and becomes aware of information of a material transaction or event involving our company, are restricted from trading our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback, also through private trading, carried out by us.  This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

•
trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions;

•
the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

•
the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADS has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the ADSs.”  Pursuant to our bylaws, Brazilian corporate law and the Novo Mercado rules, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares.  See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 9. The Offer and Listing—C. Markets— Investment in Our Common Shares by Non-Residents of Brazil” for a more complete description of payment of dividends and other distributions on our common shares.  In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company except in some specific circumstances under Brazilian law, as described in “—Preemptive Rights”.  Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, or (2) individuals who provide services to us or to companies we control.

Withdrawal Rights

Shareholders who are absent, dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

•	a reduction in the percentage of our mandatory dividends;

•	a change in our corporate purpose;

•	an acquisition, by our company, of a controlling stake in another company if the acquisition price is outside of the limits established by Brazilian corporate law;

•	a merger of shares involving our company, a merger of our company into another company, if we are not the surviving entity, or our consolidation with another company; or

•	an approval of our participation in a group of companies (as defined in Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

•	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

•	reduces our mandatory dividends; or

•	causes us to join a group of companies (as defined in Brazilian corporate law).

In cases where (1) our company is involved in a merger of shares or merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BM&FBOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. Gafisa is currently part of the IBM&FBOVESPA (the BM&FBOVESPA index) and has no controlling shareholder. Therefore, its shares are, at present, considered liquid and widely held for the purposes of this paragraph.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting.  We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the 30-day period if the redemption of shares of absent, dissenting or non-voting shareholders would jeopardize our financial stability.  If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders.  If the resolution giving rise to the rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.  In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

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

Registration of Shares

Our shares are held in book-entry form with Itaú Corretora de Valores S.A., which will act as the custodian agent for our shares.  Transfer of our shares will be carried out by means of book entry by Itaú Corretora de Valores S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

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

Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the ADSs—Holders of ADSs may be unable to exercise preemptive rights with respect to our common shares underlying the ADSs.”

Shareholders’ General Meetings

Under Brazilian corporate law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary.  The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year.  The election of our directors and, if requested by requisite shareholders, of members of our fiscal council typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting.  Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the management’s accounts and the financial statements prepared by the management;

•	resolution upon the destination of our net income and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	authorization for the issuance of convertible debentures or secured debentures;

•	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

•
appointment of a financial institution responsible for our valuation, in the event of a mandatory tender offer, specifically in the event that a tender offer for our common shares is carried out in connection with the delisting of our common shares from the Novo Mercado or cancellation of our registration as a publicly-held company;

•	reduction in the percentage of mandatory dividends;

•	participation in a group of companies (as defined in Brazilian corporate law);

•	approval of any merger, consolidation with another company or spin-off;

•	approval of our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

•	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

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

A quorum smaller than one-half of our issued and outstanding voting capital may be authorized by the CVM for a publicly-held company with widely-traded and widespread shares that has had less than half of the holders of its voting shares in attendance at its last three shareholders’ meetings. In such case, resolutions may only be taken on a third call.

According to our bylaws and for so long as we are listed on the Novo Mercado, we may not issue preferred shares or founders’ shares and we will have to conduct a tender offer in order to delist ourselves from the Novo Mercado.

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which, in our case is O Estado de São Paulo.  The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.  However, in certain circumstances, upon the request of any shareholder, the CVM may require that the first notice be published 30 days in advance of the meeting.  In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting.  Such call notice in all circumstances shall contain the agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings. CVM Regulation No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters.  For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures.  All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise.

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

•
our fiscal council (if installed), in the event our board of directors delays calling an annual shareholders’ meeting for more than one month.  The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

The chairman of our board of directors shall call a shareholders’ general meeting if: (1) we are controlled by a shareholder holding less than 50% of our voting capital (i.e., control power exercised in a diffuse manner), and (2) BM&FBOVESPA determines that the price of our shares shall be quoted separately or that the trading of our shares on the Novo Mercado shall be suspended by reason of non-compliance with the listing rules of Novo Mercado.  At such a meeting all members of our board of directors must be replaced. In the event the shareholders’ general meeting is not called by the chairman of the board of directors within the time period established in our bylaws, the meeting may be called by any shareholder of the company.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting.  The proxy must be either a shareholder, an executive officer or director of our company, a lawyer or a financial institution.  An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council relating to or arising from the Listing Agreement in the Novo Mercado, Listing Rules, our bylaws, Brazilian corporate law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BM&FBOVESPA.  According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

Going Private Process

We may become a private company by the decision of our shareholders only if we conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Novo Mercado regulations which requires:

•	a fair bid price at least equal to the value estimated of the company; and

•	shareholders holding more than two thirds of the outstanding shares have specifically approved the process or accepted the offer.

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

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders approve the decision and that the BM&FBOVESPA is notified in writing at least 30 days in advance.  Delisting of shares from the Novo Mercado does not require delisting from the BM&FBOVESPA.

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

In the event that we delist due to a corporate reorganization where the surviving company is not admitted for listing on the Novo Mercado, the then-controlling shareholders will need to carry out a public tender offer for the acquisition of the shares held by other shareholders, and the minimum price offered per share shall be the economic value of the shares.  The notice of public tender offer shall be given to the BM&FBOVESPA and released to the market immediately after the shareholders’ general meeting that has approved the corporate reorganization.

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

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares.  The decision to acquire our shares, to maintain the acquired shares in treasury or to cancel them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our profit reserves and other available reserves, as provided in our financial statements;

•	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

•	involve any unfair practice; or

•	be used for the acquisition of shares held by our controlling shareholders.

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

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings.  In addition, we also must disclose any material development related to our business to the CVM and the BM&FBOVESPA.

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present a consolidated balance sheet, a consolidated income statement and consolidated performance report;

•	disclose any direct or indirect ownership interest, including beneficial ownership interest, known to us, exceeding 5% of our capital stock;

•
disclose the amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case), by members of our management and by members of our fiscal council (if installed);

•
disclose changes in the amount of securities held by controlling shareholders (if this is the case), by members of our management and by members of our fiscal council (if in place) within the preceding 12 months;;

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

Disclosure of Trading by Insiders

Pursuant to the rules of the Novo Mercado, each of our possible controlling shareholders must disclose to the BM&FBOVESPA information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them and issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives.  In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder.  This information must be communicated to the BM&FBOVESPA within 10 days following the end of each month.

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the BM&FBOVESPA, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded.  In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation is equal to or in excess 5% or more of our shares, must provide to us, the CVM and the BM&FBOVESPA the following information:

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

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the BM&FBOVESPA and must publish a notice of the material development.  A development is deemed to be material if it has a material impact on the price of our securities, on the decision of investors to trade in our securities or on the decision of investors to exercise any rights as holders of any of our securities.

Under special circumstances, we may request confidential treatment of certain material developments from the CVM, when our management believes that public disclosure could result in adverse consequences to us.

C.    Material Contracts

In October 2006, we entered into an agreement to acquire 100% of Alphaville, the largest residential community development company in Brazil focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.5 million common shares of Gafisa. The acquisition agreement provides that we will purchase the remaining 40% by 2012 (20% within three years from the acquisition date and the remaining 20% within five years from the acquisition date) in cash or shares, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of Barueri, within the metropolitan region of São Paulo.

In October 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the low income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda.

On December  30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares.  This transaction is subject to relevant corporate authorizations.  In addition, we may acquire the remaining 20% of Alphaville's shares that we currently do not own by 2012.

D.    Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to requirements under foreign investment legislation which generally establish that the relevant investment be registered with the Central Bank and the CVM. See “Item 3.D. Key Information—Risk Factors—Risk Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares” and “Item 9.C. The Offer and Listing—Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

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

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation (a “Non-Resident Holder”).  This discussion is based on Brazilian law as currently in effect, which is subject to change, possibly with retroactive effect, and subject to different interpretations.  Any change in that law may change the consequences described below.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries.  Please note that Brazil has not entered into any tax treaty with the United States.  The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil.  The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs.  Each Non-Resident Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

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

Interest on Shareholders’ Equity.  Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, as far as the limits described below are observed.  These distributions may be paid in cash.  For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•
50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to the withholding of income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a country that does not impose income tax or where the maximum income tax rate is lower than 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that such concept may be broadened by Law No. 11,727/08. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend.  To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, enacted on December 29, 2003, the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gains taxes in Brazil.

With respect to the disposition of common shares, as they are assets located in Brazil, the Non-Resident Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder are not taxed in Brazil, based on the argument that ADSs do not constitute “assets located in Brazil” for the purposes of Article 26 of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. Accordingly, gains on a disposition of ADSs by a Non-Resident Holder to a Brazilian resident or a non-Brazilian resident may be subject to income tax in Brazil in the event that courts determine that ADSs constitute assets located in Brazil. For more information, please refer to “Item 3.D. Key Information—Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

As a general rule, gains realized as a result of a disposition or sale transaction of common shares or ADSs are the positive difference between the amount realized on the sale or exchange of the security and its acquisition cost measured.

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a Low or Nil Tax Jurisdiction; or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction.In these case, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

Any other gains assessed on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder residing in a Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholding composition of legal entities, to their ownership or to the identity of the effective beneficiary of the income attributed to non-residents. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares or ADSs or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax.  Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to the common shares or the ADSs will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by the Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit.  The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be.  In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 2,689 Holder and is not a resident in a tax favorable jurisdiction.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regimes,” which went into effect on January 1, 2009. In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of privileged tax regime should be solely applied for purposes of transfer pricing rules in export and import transactions. Moreover, Provisional Measure No. 472, of December 15, 2009, applied the privileged tax regime concept to other income remitted abroad. Although we are of the opinion that the concept of privileged tax regime should not affect the tax treatment of a Non-Resident Holder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regime” will extend such concept to the tax treatment of a Non-Resident Holder described above.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions.  Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As of October 20, 2009, any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 2,689 Holders is subject to the IOF/Exchange Tax at a rate of 2.0%. However, foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 2,689 Holders with respect to investments on the Brazilian financial and capital markets.

Nevertheless, the rate applicable to most foreign exchange transactions is 0.38%. In any case, the Brazilian government may increase the rate at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to future transactions.

Tax on Transactions Involving Bonds and Securities.  Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2009 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year.  If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs.  The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year.  Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds approximately 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.  Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs.  U.S. Holders should consult their tax advisers to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks arising from the normal course of our business. These market risks mainly involve the possibility that changes in interest rates may impact the value of our financial liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil.”

Interest rates

Our revenues and profitability are affected by changes in interest rates due to the impact that these changes have on our interest expenses relating to our variable interest rates debt instruments and on our purchase and sale contracts and on our interest income generated from our financial investments.

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2009.

	As of December 31, 2009
	Expected Maturity Date
	Total	2010	2011	2012	2013 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Liabilities:
Loans, financing and debentures:
Debentures	1,918,377	122,377	346,000	275,000	1,175,000	CDI	1,918,377
Average interest rate	9.19%	9.76%	9.42%	9.12%	9.12%
Loans and financing (working capital)	736,736	408,326	244,846	48,318	35,246	CDI	736,736
Average interest rate	10.77%	12.06%	13.67%	13.26%	13.26%
Loans and financing - SFH	467,019	269,986	168,737	23,536	4,760	TR	467,019
Average interest rate	10.65%	11.14%	11.08%	11.13%	11.13%
Total loans, financing and debentures	3,122,132	800,689	759,583	346,854	1,215,006		3,122,132
Obligation to venture partner	300,000	—	—	100,000	200,000	CDI	300,000
Real estate development obligations(2)	3,162,601	2,228,115	841,558	89,680	3,248	INCC	3,162,601
Obligations for purchase of land	350,706	204,305	51,238	40,212	54,951	INCC	350,706
Total	6,935,439	3,233,109	1,652,379	576,746	1,473,205		6,935,205
Assets:
Cash, bank and marketable securities:
Cash and banks	241,195	241,195	—	—	—		241,195
Cash equivalents (current and non-current)	1,135,593	1,135,593	—	—	—		1,135,593
Restricted cash	47,265	47,265	—	—	—		47,265
Receivables from clients	3,776,646	2,008,049	1,146,083	312,858	309,760	INCC and IGPM	3,776,646
Receivables from clients (2)	3,139,586	1,555,160	1,025,080	281,012	278,230	INCC and IGPM	3,139,586
Total client receivables	6,916,232	3,563,209	2,171,163	593,871	587,990		6,916,232
Total	8,340,285	4,987,262	2,171,163	593,871	587,990		8,340,285
________________
(1)
See notes 10 and 11 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2009, the annualized index was 8.62% for CDI, 0.71% for TR, 3.21% for INCC and -1.71% for IGPM.

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

Foreign Exchange Rate

During 2009, we had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2009, we had no debt in foreign currency.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.    American Depositary Shares

As of December 31, 2009, we received from the depositary of our ADSs US$317.5 thousand, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

As of December 31, 2009, under management’s supervision and with its participation, including our chief executive officer and chief financial officer, we performed an evaluation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

(c) Attestation Report of the Registered Public Accounting Firm

The opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of Terco Grant Thornton Auditores Independentes that is included in this annual report on page F-3.

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

The Audit Committee convened 14 times in 2009. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Gerald D. Reiss are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

We have also created in July 2007, a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “dishonest or unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or letter forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 80 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by PricewaterhouseCoopers Auditores Independentes and Terco Grant Thornton Auditores Independentes for services performed in 2009 and 2008 and the respective remuneration for these services.

	2009	2008
	(in thousands of reais)
Audit fees (1)	4,088	2,334
Audit related fees (2)	23	1,008
Tax fees (3)	25	99
Total	4,136	3,441
_________________
(1)
“Audit fees” are the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes and Terco Grant Thornton Auditores Independentes for the audit of our consolidated and annual financial statements including audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are fees billed by PricewaterhouseCoopers Auditores Independentes and Terco Grant Thornton Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2009 and 2008 were principally related to an assessment and recommendation for improvements in internal control over financial reporting and due diligence related to mergers and acquisitions.

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

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Changes in Gaflsa's Certifying Accountant

Previous independent registered public accounting firm

On August 18, 2009, Gafisa dismissed PricewaterhouseCoopers Auditores Independentes as its independent registered public accounting firm. Gafisa's board of directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of PricewaterhouseCoopers Auditores Independentes on the financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years and through August 18, 2009, there have been no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years and through August 18, 2009, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Gafisa requested that PricewaterhouseCoopers Auditores Independentes furnish it with a letter addressed to the SEC, dated November 13, 2009, stating whether or not it agrees with the above statements.

New independent registered public accounting firm

Gafisa engaged Terco Grant Thornton Auditores Independentes public accountants as its new independent registered public accounting firm as of August 18, 2009. During the two most recent fiscal years and through August 18, 2009, Gafisa has not consulted with Terco regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Gafisa's financial statements, and neither a written report was provided to Gafisa or oral advice was provided that Terco concluded was an important factor considered by Gafisa in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

ITEM 16G.     CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

PART III

ITEM 17.        FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.        FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19.         EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

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

4.2
Acquisition Agreement dated October 3, 2008 between Fit Residencial Empreendimentos Imobiliários Ltda. and Construtora Tenda S.A., which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 5, 2009.

4.3.
Merger of shares agreement dated November 6, 2009 between Gafisa S.A. and Construtora Tenda S.A., which is incorporated by reference to our registration statement on Form F-4 filed with the Securities and Exchange Commission on November 13, 2009.

8.1.	List of Subsidiaries*

11.1.	Code of Business Conduct and Ethics (English), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2008.

12.1.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1.	Consent of Terco Grant Thornton Auditores Independentes with respect to the consolidated financial statements of Gafisa S.A. *

15.2.	Consent of Terco Grant Thornton Auditores Independentes with respect to the consolidated financial statements of Construturora Tenda S.A. *

15.3.	Consent of Pricewaterhouse Coopers Auditores Independentes with respect to the consolidated financial statements of Gafisa S.A. *

___________________
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

Date: March 10, 2010

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements:

Management’s Annual Report on Internal Control over Financial Reporting

The management of Gafisa S.A. (“Gafisa” or the “Company”), including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Gafisa’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, Gafisa’s management has concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009 has been audited by Terco Grant Thornton Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, March 10, 2010

By:
/s/ Wilson Amaral de Oliveira
Wilson Amaral de Oliveira
Chief Executive Officer

/s/ Alceu Duilio Calciolari
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Gafisa S.A.:

1.
We have audited Gafisa S.A.’s (“Gafisa”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gafisa’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting". Our responsibility is to express an opinion on Gafisa’s internal control over financial reporting based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

3.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

4.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

5.
In our opinion, Gafisa maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by COSO.

6.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and the approved Brazilian auditing standards, the consolidated balance sheet of Gafisa S.A. as of December 31, 2009 and the related consolidated statements of income, changes in shareholders’ equity, cash flows and value added for the year then ended, presented in accordance with accounting practices adopted in Brazil, and our report dated March 10, 2010 expressed an unqualified opinion.

/s/ Terco Grant Thornton Auditores Independentes              São Paulo, March 10, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Shareholders of Gafisa S.A.:

1.
We have audited the accompanying consolidated balance sheet of Gafisa S.A. (the “Company”) as of December 31, 2009 and the related consolidated statements of income, changes in shareholders’ equity, cash flows and value added for the year then ended, all expressed in Brazilian Reais.  These consolidated financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with the approved Brazilian auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2009 and the results of its operations, its cash flows and its value added for the year then ended in accordance with accounting practices adopted in Brazil.

4.
As discussed in Note 3, the Company adopted new Brazilian accounting guidance on January 1, 2009 related to the accounting for goodwill in accordance with accounting practices adopted in Brazil. As discussed in Note 25, the Company adopted new United States accounting guidance on January 1, 2009 related to the accounting for noncontrolling interests in accordance with accounting principles generally accepted in the United States of America.

5.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gafisa S.A.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2010 expressed an unqualified opinion.

6.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/ Terco Grant Thornton Auditores Independentes   São Paulo, March 10, 2010

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders
Gafisa S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders' equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. (the "Company") and its subsidiaries at December 31, 2008 and 2007, and the results of their operations, their value added and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting practices adopted in Brazil. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Construtora Tenda S.A., a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand as of December 31, 2008, and gross operating revenue of R$ 169,026 thousand for the period from October 22 through December 31, 2008. The consolidated financial statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A., is based solely on the report of the other auditors.

2
We conducted our audits in accordance with approved Brazilian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

3
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements. As discussed in Note 25 to the consolidated financial statements, the Company (i) changed its accounting for minority interest (now termed noncontrolling interests) to conform to ASC 810-10 (formerly Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51") effective January 1, 2009 and retrospectively adjusted the financial statements as of and for the years ended December 31, 2008 and 2007; and (ii) retrospectively adjusted the share amounts and earnings per share for the years ended December 31, 2008 and 2007 giving effect to the stock split of one existing common share into two common shares approved by the shareholders’ meeting on February 22, 2010.

São Paulo, June 5, 2009 (except with respect to our opinion on the consolidated financial statements insofar as it relates to (i) the retrospective application of ASC 810-10, as to which the date is November 13, 2009; and (ii) the retrospective adjustment on the share amounts and earnings per share for the stock split approved on February 22, 2010, as to which the date is March 10, 2010)

/s/ PricewaterhouseCoopers Auditores Independentes

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Assets	Note	2009	2008	2007

Current assets
Cash, cash equivalents and financial investments	4	1,424,053	605,502	517,420
Receivables from clients	5	2,008,464	1,254,594	473,734
Properties for sale	6	1,332,374	1,695,130	872,876
Other accounts receivable	7	108,791	182,775	101,920
Deferred selling expenses	-	6,633	13,304	3,861
Prepaid expenses	-	12,133	25,396	6,224

		4,892,448	3,776,701	1,976,035

Non-current assets
Receivables from clients	5	1,768,182	863,950	497,910
Properties for sale	6	416,083	333,846	149,403
Deferred taxes	16	281,288	190,252	78,740
Other	7	69,160	110,606	42,797

		2,534,713	1,498,654	768,850

Investments	8	-	-	12,192
Intangible assets	9	204,686	213,155	215,297
Property and equipment, net	-	56,476	50,348	32,411

		261,162	263,503	259,900

		2,795,875	1,762,157	1,028,750

Total assets		7,688,323	5,538,858	3,004,785

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais (continued)

Liabilities and shareholders' equity	Note	2009	2008	2007

Current liabilities
Loans and financing, net of swaps	10	678,312	447,503	68,357
Debentures	11	122,377	61,945	6,590
Obligations for purchase of land and advances from clients	14	475,409	421,584	290,193
Materials and service suppliers	-	194,331	112,900	86,709
Taxes and contributions	-	138,177	113,167	71,250
Salaries, payroll charges and profit sharing	-	61,320	29,693	38,513
Accrued dividends	15.2	54,279	26,106	26,981
Provision for contingencies	13	11,266	17,567	3,668
Deferred Taxes	16	79,474	-	-
Other accounts payable	12	205,657	97,931	68,368

		2,020,602	1,328,396	660,629

Non-current liabilities
Loans and financing, net of swaps	10	525,443	600,673	380,433
Debentures	11	1,796,000	442,000	240,000
Obligations for purchase of land and advances from clients	14	146,401	231,199	103,184
Deferred taxes	16	336,291	239,131	46,070
Provision for contingencies	13	61,687	35,963	17,594
Deferred gain on sale of investment	8	-	169,394	-
Negative goodwill on acquisition of subsidiaries	9	9,408	18,522	32,223
Other accounts payable	12	408,310	389,759	12,943

		3,283,540	2,126,641	832,447

Non controlling interests		58,547	471,402	12,981

Shareholders' equity	15
Capital stock	-	1,627,275	1,229,517	1,221,846
Treasury shares	-	(1,731)	(18,050)	(18,050)
Capital and stock options reserves	-	318,439	182,125	159,922
Income reserves	-	381,651	218,827	135,010

		2,325,634	1,612,419	1,498,728

Total liabilities and shareholders' equity		7,688,323	5,538,858	3,004,785

The accompanying notes are an integral part of these financial statements.

Gafisa S.A

Consolidated Statements of Income
Years Ended December 31
In thousands of Brazilian reais, except number of shares and per share amount

	Note	2009	2008	2007

Gross operating revenue
Real estate development sales and barter transactions	-	3,096,881	1,768,200	1,216,773
Construction services rendered, net of costs	3.a	47,999	37,268	35,121
Taxes on services and revenues	-	(122,534)	(65,064)	(47,607)

Net operating revenue		3,022,346	1,740,404	1,204,287

Operating costs
Real estate development and barter transactions costs	-	(2,143,762)	(1,214,401)	(867,996)

Gross profit		878,584	526,003	336,291

Operating (expenses) income
Selling expenses	-	(226,621)	(154,401)	(69,800)
General and administrative expenses	-	(233,129)	(180,839)	(130,873)
Depreciation and amortization	-	(34,170)	(52,635)	(38,696)
Amortization of gain on partial sale of FIT Residencial	8	169,394	41,008	-
Non recurring expenses	-	(13,457)	-	-
Other, net	-	(79,427)	(10,931)	2,508

Operating income before financial income (expenses)		461,174	168,205	99,430

Financial income (expenses)
Financial expenses	-	(210,394)	(61,008)	(35,291)
Financial income	-	129,566	102,854	63,919

Income before taxes on income and non controlling interest		380,346	210,051	128,058

Current income tax and social contribution expense	-	(20,147)	(24,437)	(12,217)
Deferred tax	-	(75,259)	(18,960)	(18,155)

Total tax expenses	16	(95,406)	(43,397)	(30,372)

Income before non controlling interest		284,940	166,654	97,686

Non controlling interest	-	(71,400)	(56,733)	(6,046)

Net income for the year		213,540	109,921	91,640

Shares outstanding at the end of the year (in thousands)	15.a	166,777	129,963	129,452

Net income per thousand shares outstanding at the end of the year - R$		1.2804	0.8458	0.7079

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statements of Changes in Shareholders' Equity
Years Ended December 31, 2009, 2008 and 2007
In thousands of Brazilian reais

				Income reserves

	Capital stock	Treasury shares	Capital and stock options reserves	Legal reserve	Statutory reserve	For investments	Retained earnings	Total

At December 31, 2006	591,742	(47,026)	163,340	9,905	-	89,472	-	807,433
Capital increase
Public offering	487,813	-	-	-	-	-	-	487,813
Stock issuance expenses, net of taxes	-	-	(19,915)	-	-	-	-	(19,915)
Capital increase - Alphaville Urbanismo S.A.	134,029	-	-	-	-	-	-	134,029
Exercise of stock options	8,262	-	-	-	-	-	-	8,262
Additional 2006 dividends	-	-	-	-	-	-	(50)	(50)
Cancellation of treasury shares	-	28,976	-	-	-	(28,976)	-	-
Stock option compensation	-	-	16,497	-	-	-		16,497
Net income for the year	-	-	-	-	-	-	91,640	91,640
Appropriation of net income
Legal reserve	-	-	-	5,680	-	-	(5,680)	-
Minimum mandatory dividends	-	-	-		-	-	(26,981)	(26,981)
Statutory reserve	-	-	-	-	80,892	-	(80,892)	-
Transfer from investments reserve	-	-	-	-	-	(21,963)	21,963	-

At December 31, 2007	1,221,846	(18,050)	159,922	15,585	80,892	38,533	-	1,498,728
Capital increase
Exercise of stock options	7,671	-	-	-	-	-	-	7,671
Stock option compensation	-	-	22,203	-	-	-	-	22,203
Net income for the year	-	-	-	-	-	-	109,921	109,921
Appropriation of net income
Legal reserve	-	-	-	5,496	-	-	(5,496)	-
Minimum mandatory dividends	-	-	-	-	-	-	(26,104)	(26,104)
Statutory reserve	-	-	-	-	78,321	-	(78,321)	-

At December 31, 2008	1,229,517	(18,050)	182,125	21,081	159,213	38,533	-	1,612,419
Capital increase
Exercise of stock options	9,736	-	-	-	-	-	-	9,736
Merger of Tenda shares	388,022	-	60,822	-	-	-	-	448,844
Stock option compensation	-	-	9,765	-	-	-	-	9,765
Sale of treasury shares	-	16,319	65,727	-	-	-	-	82,046
Net income for the year	-	-	-	-	-	-	213,540	213,540
Appropriation of net income
Legal reserve	-	-	-	10,677	-	-	(10,677)	-
Minimum mandatory dividends	-	-	-	-	-	-	(50,716)	(50,716)
Statutory reserve	-	-	-	-	152,147	-	(152,147)	-

At December 31, 2009	1,627,275	(1,731)	318,439	31,758	311,360	38,533	-	2,325,634

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Value Added
Years Ended December 31
In thousands of Brazilian reais

	2009	2008	2007

Gross revenues
Real estate development sales and services and barter transactions	3,131,423	1,814,109	1,251,894
Allowance for doubtful accounts	-	(8,641)	-

	3,131,423	1,805,468	1,251,894

Purchases from third parties
Real estate development	(2,057,969)	(1,160,906)	(850,202)
Materials, energy, service suppliers and other	(294,884)	(233,147)	(111,671)

	(2,352,853)	(1,394,053)	(961,873)

Gross value added	778,570	411,415	290,021

Deductions
Depreciation and amortization	(34,170)	(52,635)	(38,696)

Net value added produced	744,400	358,780	251,325

Value added received through transfer
Financial income	129,566	102,854	63,919
Amortization of negative goodwill from gain on partial sale of FIT Residencial	169,394	41,008	-

	298,960	143,862	63,919

Total value added to be distributed	1,043,360	502,642	315,244

Value added distributed
Personnel and social charges	291,872	146,771	93,275
Taxes and contributions	241,762	131,448	77,244
Interest and rents	296,186	114,502	53,085
Earnings retained	162,824	83,817	64,609
Dividends	50,716	26,104	27,031

	1,043,360	502,642	315,244

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In thousands of Brazilian reais

	2009	2008	2007

Cash flows from operating activities
Net income for the year	213,540	109,921	91,640

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	33,184	52,635	38,696
Disposal of fixed assets	5,251	-	-
Stock option expenses	14,427	26,138	17,820
Deferred gain on sale of investment	(169,394)	(41,008)	-
Unrealized interest and charges, net	171,327	116,771	22,934
Deferred taxes	75,260	18,960	18,155
Warranty provision	7,908	5,112	2,751
Provision for contingencies	63,975	13,933	-
Provision for profit sharing	28,237	-	25,424
Allowance (reversal) for doubtful accounts	(974)	10,359	-
Noncontrolling interest	71,400	56,733	6,046
Changes in assets and liabilities
Receivables from clients	(1,657,128)	(591,202)	(436,691)
Properties for sale	280,519	(703,069)	(579,496)
Other accounts receivable	85,886	(65,344)	(6,011)
Deferred selling expenses	1,870	(5,211)	13,171
Prepaid expenses	13,263	(19,172)	(723)
Obligations for real estate developments	-	-	(6,733)
Obligations for purchase of land and advances from clients	(38,881)	184,181	156,533
Taxes and contributions	25,010	38,977	28,718
Materials and service suppliers	81,431	(14,363)	60,982
Salaries, payroll charges	3,390	(19,475)	20,428
Other accounts payable	13,806	12,612	74,427

Cash used in operating activities	(676,693)	(812,512)	(451,929)

Cash flows from investing activities
Cash acquired at Tenda	-	66,904	-
Purchase of property and equipment	(45,109)	(63,127)	(61,279)
Restricted cash in guarantee to loans	29,663	(67,077)	(9,851)
Acquisition of investments in subsidiaries	-	(15,000)	(78,160)

Cash used in investing activities	(15,446)	(78,300)	(149,290)

Cash flows from financing activities
Capital increase	9,736	7,671	496,075
Sale of treasury shares	16,319	-	-
Gain on sale of treasury shares	65,727	-	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-	-
Assignment of credits receivable – CCI	69,316	-	-
Stock issuance expenses	-	-	(19,915)
Loans and financing obtained	2,259,663	775,906	426,969
Repayment of loans and financing	(860,979)	(145,697)	(51,737)
Contributions from venture partners	-	300,000	-
Assignment of credits receivable, net	860	916	2,225
Dividends paid – shareholders’	(26,058)	(26,979)	(10,988)
Dividends paid - obligation to venture partners (SCP)	(35,539)	-	-

Cash provided by financing activities	1,540,353	911,817	842,629

Net increase in cash and cash equivalents	848,214	21,005	241,410

Cash and cash equivalents
At the beginning of the year	528,574	507,569	266,159
At the end of the year	1,376,788	528,574	507,569

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

1	Operations

Gafisa S.A. and its subsidiaries (collectively, the “Company”) started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate clients; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other Brazilian or foreign companies which have similar objectives as the Company's.

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

In October 2007, Gafisa completed the acquisition of 70% of the voting capital of Cipesa Engenharia S.A. ("Cipesa"), a real estate developer in the state of Alagoas (Note 8). In 2007, the Company launched its operations in the lower income real estate market through its subsidiary FIT Residencial Empreendimentos Imobiliários Ltda. ("FIT Residencial").

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda. (“Fit Residencial”), by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The shares issued by Tenda, received by the Company in exchange for Fit Residencial quotas, will have the same rights, attributed on the date of the merger of the shares by the Company, and will

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A.. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership.

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342 (Note 7).

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844 (Note 8).

On February 22, 2010, our shareholders approved the stock split of our common shares, giving effect to the split of one existing share into two new issued shares, increasing the number of then outstanding shares from 167,077,137 to 334,154,274. The effect of the stock split has not been reflected under Brazilian GAAP in these accompanying consolidated financial statements.

2	Presentation of Financial Statements

(a)	Basis of presentation

These financial statements were approved by the Board of Directors in their meeting held on January 28, 2010.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

These financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009, 2008 and 2007, which take into consideration the provisions contained in Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the Pronouncement, Guidance and Interpretation issued by the Accounting Standards Committee (“CPC”), approved by Brazilian Regulators. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010.

The financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in February 2010. The financial statements presented herein do not include the parent company's stand alone financial statements and are not intended to be used for statutory purposes. The Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) (Note 25) is not required by Corporate Law and is presented only for purposes of these financial statements.

(b)	Reclassification

In order to conform with the current presentation of the financial statements, the balance of goodwill in the financial statements as of December 31, 2008 and 2007 was reclassified to Intangible assets.

3.	Significant accounting practices

a)	Estimates

The preparation of financial statements in accordance with the accounting practices adopted in Brazil requires the Company’s management to make judgments to determine and record accounting estimates. Assets and liabilities affected by estimates and assumptions include the residual value of property and equipment, provision for impairment, allowance for doubtful accounts, deferred tax assets, provision for contingencies and measurement of financial instruments. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent to the process for determining them. The Company review estimates and assumptions at least annually.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

b)	Recognition of revenue

(i) Real estate development and sales

Revenues, as well as costs and expenses directly related to real estate development units sold and not yet finished, are recognized over the course of the construction period and the following procedures are adopted:

(a)
For completed units, the revenue is recognized when the sale is made, with the transfer of significant risks and rights, regardless of the receipt of the contractual amount, provided that the following conditions are met: (a) the result is determinable, that is, the collectability of the sale price is reasonably assured or the amount that will not be collected can be estimated, and (b) the earnings process is virtually complete, that is, the Company is not obliged to perform significant activities after the sale to earn the profit. The collectability of the sales price is demonstrated by the client's commitment to pay, which in turn is supported by initial and continuing investment.

(b) In the sales of unfinished units, the following procedures and rules were observed:

▪  The incurred cost (including the costs related to land, and other expenditures directly related to increase inventories) corresponding to the units sold is fully appropriated to the result.
▪  The percentage of incurred cost (including costs related to land) is measured in relation to total estimated cost, and this percentage is applied on the revenues from units sold, determined in accordance with the terms established in the sales contracts, thus determining the amount of revenues and selling expenses to be recognized in direct proportion to cost.
▪  Any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current assets. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as "Obligations for purchase of land and advances from clients".
▪  Interest and inflation-indexation charges on accounts receivable as from the time the client takes possession of the property, as well as the adjustment to present value of accounts receivable, are appropriated to the result from the development and sale of real estate using the accrual basis of accounting – pro rata basis.
▪  The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate development cost of units under construction sold.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The deferred taxes on the difference between the revenues from real estate development and the accumulated revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

The other advertising and publicity expenses are appropriated to results as they are incurred, using the accrual basis of accounting.

(ii)    Construction services

Revenues from real estate services consist primarily of amounts received in connection with construction management activities for third parties, technical management and management of real estate; revenues are recognized as services are rendered.

(iii)   Barter transactions

Barter transactions of land in exchange for units, the value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value is recorded in inventories of Properties for sale against liabilities for Advances from clients, at the time the barter agreement is signed, provided that the real estate development recording is obtained. Revenues and costs incurred from barter transactions are appropriated to income over the course of construction period of the projects, as described in item (i) (b).

c)	Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contract provisions of financial instruments, which include financial investments, accounts receivable and other receivables,  cash and cash equivalents, loans and financing, as well as accounts payable and other debts. Financial instruments that are not recognized at fair value through income are added by any directly attributable transactions costs.
After the initial recognition, financial instruments are measured as described below:

(i)     Financial instruments at fair value through income

A financial instrument is classified into fair value through income if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through income if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in income when incurred. Financial instruments at fair value through income are measured at fair value, and their fluctuations are recognized in income.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(ii)    Loans and receivables

Loans and receivables are measured at cost amortized using the method of effective interest rate, reduced by impairment.

(iii)   Derivative financial instruments

In the year ended December 31, 2009, the Company held derivative instruments for the purpose of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income for the year, which were settled after the end of the current year. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for purposes other than hedge. Derivatives are initially recognized at fair value and the attributable transaction costs are recognized in income when incurred. After initial recognition, derivatives are measured at fair value and changes are recorded in income.

d)	Cash and cash equivalents

Consist primarily of bank certificates of deposit and investment funds, denominated in reais, having a ready market and original maturity of 90 days or less or in regard to which there are no penalties or other restrictions for early redemption. Most of financial investments are classified into the category “financial assets at fair value through income”.

Investment funds in which the Company is the sole owner are fully consolidated.

e)	Receivables from clients

These are stated at cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful accounts arising from the provision of services, when applicable, is set up by the Company’s management when there is no expectation of realization. In relation to receivables from development, the allowance for doubtful accounts is set up at an amount considered sufficient by Management to cover estimated losses on realization of credits that do not have general guarantee.

The installments due are indexed based on the National Civil Construction Index (INCC) during the construction phase, and based on the General Market Prices Index (IGP-M) and interest, after delivery of the units. For accounts receivable due of sale of units, the understanding of Management is that there is no need of setting up an allowance because it has general guarantee and the prices of units are above their book value, except for those related to the subsidiary Tenda.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

f)	Certificates of real estate receivables (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities ("CRI"). When this assignment does not involve right of recourse, it is recorded as a reduction of accounts receivable. When the transaction involves recourse against the Company, the accounts receivable sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure the receivables that were assigned, are recorded in the balance sheet in non-current receivables at fair value.

g)	Investment Fund of Receivables ("FIDC”) and Real estate credit certificate (“CCI”)

The Company consolidates Investment Funds of Receivables (FIDC) in which it holds subordinated quotas, subscribed and paid in by the Company in receivables.

Pursuant to CVM Instruction No. 408, the consolidation by the Company of FIDC arises from the evaluation of the underlying and economic reality of these investments, considering, among others: (a) whether the Company still have control over the assigned receivables, (b) whether it still retains any right in relation to assigned receivables, (c) whether it still bears the risks and responsibilities for the assigned receivables, and (d) whether the Company fundamentally or usually pledges guarantees to FIDC investors in relation to the expected receipts and interests, even informally.

When consolidating the FIDC in its financial statements, the Company discloses the receivables in the group of accounts of receivables from clients and the FIDC net worth is reflected in other accounts payable, the balance of subordinated quotas held by the Company being eliminated in this consolidation process.

The financial chargers of these transactions are appropriated on pro rata basis in the adequate heading of financial expenses.

The Company carries out the assignment and/or securitization of receivables related to credits of statutory lien on completed real estate ventures. This securitization is carried out upon the issuance of the real estate credit certificate (CCI), which is assigned to financial institutions that grant credit. The funds from assignment are classified in the caption other accounts payable, until certificates are settled by clients.

h)	Properties for sale

Land is stated at cost of acquisition.  Land is recorded only after the deed of property is registered. The Company also acquires land through barter transactions where, in exchange for the land acquired, it undertakes to deliver (a) real estate units under development or (b) part

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

of the sales revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value.

Properties are stated at construction cost, which does not exceed the net realizable value. In the case of real estate developments in progress, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction (materials, own or outsourced labor, and other related items), expenses for regularizing lands and ventures, lands and financial charges appropriated to the development as incurred during the construction phase.

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

The Company capitalizes interest on developments during the construction phase, arising from the National Housing System and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount), which are recognized in income in the proportion to units sold, the same criterion for other costs.

i)	Deferred selling expenses

Brokerage expenditures are recorded in results following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

j)	Warranty provision

The Company and its subsidiaries record a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the own guarantors of the constructions services provided.  The warranty period is five years from the delivery of the unit.

k)	Prepaid expenses

These are taken to income in the period to which they relate.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

l)	Property and equipment

Recorded at cost. Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as follows:
(i) Vehicles – 5 years;
(ii) Office equipment and other installations - 10 years;
(iii) Sales stands, facilities, model apartments and related furnishings - 1 year.

Expenditures incurred for the construction of sales stands, facilities, model apartments and related furnishings are capitalized as Property and equipment. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year and subject to periodical analysis of asset impairment.

m)	Intangible assets

Intangible assets relate to the acquisition and development of computer systems and software licenses, recorded at acquisition cost, and are amortized over a period of up to five years.

n)	Goodwill and negative goodwill on the acquisition of investments

The Company’s investments in subsidiaries include goodwill, which is determined at the acquisition date and represents the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders’ equity acquired. Negative goodwill is also determined at the acquisition date and represents the excess of the book value of assets acquired over the purchase consideration.

Up to December 31, 2008, the goodwill is amortized in accordance with the underlying economic basis which considers factors such as the land bank, the ability to generate results from developments launched and/or to be launched and other inherent factors. From January 1, 2009 goodwill is no longer amortized.

The Company annually evaluates at the balance sheet date whether there are any indications of permanent loss and of potential adjustments to measure the residual portion not amortized of recorded goodwill, and records an impairment provision, if required, to adjust the carrying value of goodwill to recoverable amounts or to realizable values. If the book value exceeds the recoverable amount, the amount thereof is reduced.

Goodwill that cannot be justified economically is immediately charged to results for the year.
Negative goodwill that is justified economically is appropriated to results at the extent the assets which originated it are realized. Negative goodwill that is not justified economically is recognized in results only upon disposal of the investment.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

o)	Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are recorded on the equity method.

Cumulative changes after acquisitions are adjusted in cost of investment. Unrealized gains or transactions between Gafisa S.A. and its affiliates and subsidiary companies are eliminated in proportion to the Gafisa S.A.'s interest; unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

When the Company's interest in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion of the net capital deficiency since it assumes obligations to make payments on behalf of these companies or for advances for future capital increase.

The accounting practices of acquired subsidiaries are aligned with those of the parent company, in order to ensure consistency with the accounting practices adopted by the Company.

p)	Obligations for purchase of land and advances from clients due to barter transactions

These are contractual obligations established for purchases of land in inventory (Property for sale) which are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value, as advances from clients.

q)	Taxes on income

Taxes on income in Brazil comprise Federal income tax (25%) and social contribution (9%), as recorded in the statutory accounting records, for entities on the taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes are provided on all temporary tax differences.

As permitted by tax legislation, certain subsidiaries and jointly-controlled companies, the annual billings of which were lower than a specified amount, opted for the presumed profit regime. For these companies, the income tax basis is calculated at the rate of 8% on gross revenues plus financial income and for the social contribution basis at 12% on gross revenues

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

plus financial income, upon which the income tax and social contribution rates, 25% and 9%, respectively, are applied. The deferred tax assets are recognized to the extent that future taxable income is expected to be available to be used to offset temporary differences based on the budgeted future results prepared based on internal assumptions. New circumstances and economic scenarios may change the estimates, as approved by our Management board.

Deferred tax assets arising from net operating losses have no expiration dates, though offset is restricted to 30% of annual taxable income. Taxable entities on the presumed profit regime cannot offset prior year losses against tax payable.

In the event realization of deferred tax assets is not considered to be probable, no amount is recorded (Note 16).

r)	Other current and non-current liabilities

These liabilities are stated on the accrual basis at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

The liability for future compensation of employee vacations earned is fully accrued.
Gafisa S.A. and its subsidiaries do not offer private pension plans or retirement plan or other post-employment benefits to employees.

s)	Stock option compensation

As approved by its Board of Directors, the Company offers to its selected executives share-based compensation plans ("Stock Options”) in exchange for their services

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of shares, on the grant date of each plan, and recognized as expense as contra-entry to shareholders’ equity at the extent service is rendered.

t)	Profit sharing program for employees and officers

The Company provides for the distribution of profit sharing benefits and bonuses to employees recognized in results in General and administrative expenses.
Additionally, the Company’s bylaws establish the distribution of profit sharing to executive officers (in an amount that does not exceed the lower of their annual compensation or 10% of the Company's net income).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The bonus systems operate on a three-tier performance-based structure in which the corporate efficiency targets as approved by the Board of Directors must first be achieved, followed by targets for the business units and finally individual performance targets.

u)	Present value adjustment

The assets and liabilities arising from long or short-term transactions, if they had a significant effect, were adjusted to present value.

In installment sales of unfinished units, real estate development entities have receivables adjusted by inflation index, formed prior to delivery of the units which does not accrue interest, were discounted to present value. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, was made as a contra-entry to the real estate development revenue, consistent with the interest accrued on the portion of accounts receivable related to the “after the keys” period

The financial charges of funds used in the construction and finance of real estate ventures shall be capitalized. As interest from funds used to finance the acquisition of land for development and construction is capitalized, the accretion of the present value adjustment arising from the obligation is recorded in Real estate development operating costs or against inventories of Properties for sale, as the case may be, until the construction phase of the venture is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of money over time and the specific risks of the asset and the liability.
The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect of IGP-M (Note 5).

v)	Impairment test

Management reviews annually the carrying value of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment or reduction in their recoverable amounts. When such evidences are found, the carrying amount is higher than the recoverable one, so a provision for impairment is set up, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, whether there is or not indications of reduction in value.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

w)	Debenture and share issuance expenses

Transaction costs and premiums on issuance of securities, as well as share issuance expenses are accounted for as a direct reduction of capital raised.  In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the security and the balance is presented net of issuance expenses.

x)	Contingent assets and liabilities and legal obligations

The accounting practices to record and disclose contingent assets and liabilities and legal obligations are as follows: (i) Contingent assets are recognized only when there are general guarantees or final and unappealable favorable court decisions. Contingent assets which depend on probable successful lawsuits are only disclosed in the financial statements; and (ii) Contingent liabilities are accrued when losses are considered probable and the involved amounts are reasonably measurable. Contingent liabilities which losses are considered possible are only disclosed in the financial statements, and those which losses are considered remote are not accrued nor disclosed.

y)	Statements of cash flows and added value

Statements of cash flows are prepared and presented under CVM Resolution No. 547, of August 13, 2008, which approved the CPC 03 – Statement of Cash Flows. Statements of added value are prepared and presented under CVM Resolution No. 557, of November 12, 2008, which approved CPC 09 – Statement of Added Value.

z)	Earnings per share

Earnings per share are calculated based on the number of shares outstanding at the balance sheet dates, net of treasury shares.

aa)	Consolidated financial statements

The consolidated financial statements of the Company, which include the financial statements of the subsidiaries indicated in Note 8, were prepared in accordance with the applicable consolidation practices and legal provisions. Accordingly, intercompany accounts balances, accounts, income and expenses, and unrealized earnings were eliminated. The jointly-controlled investees are consolidated in proportion to the interest held by the parent company.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

4	Cash, Cash Equivalents and Financial Investments

	2009	2008	2007

Cash and cash equivalents
Cash and banks	241,195	73,538	79,590
Cash equivalents
Bank Certificates of Deposits - CDBs	178,547	185,334	8,487
Investment funds	860,871	149,772	299,067
Securities purchased under agreementto resell	82,293	114,286	111,392
Other	13,882	5,644	9,033

Total cash and cash equivalents	1,376,788	528,574	507,569

Restricted cash in guarantee to loans (Note 10) (*)	47,265	76,928	9,851

Total cash, cash equivalents and financialinvestments	1,424,053	605,502	517,420

At December 31, 2009, Bank Deposit Certificates – CDBs include earned interest from 95% to 102% (December 31, 2008 - 95% to 107%, December 31, 2007 – 98% to 104%) of Interbank Deposit Certificate – CDI, invested in first class financial institutions, based on Company’s management evaluation.

At December 31, the amount related to investment funds is recorded at fair value through income. Pursuant to CVM Instruction No. 408/04, financial investment in Investment Funds in which the Company has exclusive interest is consolidated.

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to appreciate the value of its quotas by investing the funds of its investment portfolio, which may be composed of financial and/or other operating assets available in the financial and capital markets that yield fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund quotas of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itaú Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

Fundo de Investimento Vistta is a fixed-income private credit fund under management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no grace period for redemption of quotas, which can be redeemed with a return at any time. The fund’s tax treatment is that applicable to long-term investment funds.

As at December 31, 2009, the balance sheet of investment funds is as follows:

Assets	Vistta	Colina	Arena
Current	121,126	73,073	171,532
Non-current	2,102,282	365,348	3,698,424
Permanent assets	-	-	-

Total assets	2,223,408	438,421	3,869,956

Liabilities
Current	14	42	124
Non-current	2,108,283	373,645	3,703,945

Shareholders’ equity
Capital stock	113,506	62,252	164,829
Retained earnings	1,605	2,482	1,058
Total shareholders’ equity	115,111	64,734	165,887

Total liabilities and shareholders’ equity	2,223,408	438,421	3,869,956

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

5	Receivables from Clients

	2009	2008	2007

Real estate development and sales	3,763,902	2,108,346	992,466
( - ) Adjustment to present value	(86,925)	(44,776)	(46,473)
Services and construction	96,005	54,095	25,651
Other receivables	3,664	879	-

	3,776,646	2,118,544	971,644

Current	2,008,464	1,254,594	473,734
Non-current	1,768,182	863,950	497,910

(i)	The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.

The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 222,284 at December 31, 2009 (December 31, 2008 and 2007 - R$ 90,363 and R$47,662), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the years ended December 31, 2009, 2008 and 2007 amounted R$ 52,159, R$ 45,722 and R$ 20,061, respectively.

An allowance for doubtful accounts is not considered necessary, except for Tenda, since the history of losses on accounts receivable is insignificant. The Company's evaluation of the risk of loss takes into account that these credits refer mostly to developments under construction, where the transfer of the property deed only takes place after the settlement and/or negotiation of the client receivables.

The allowance for doubtful accounts for Tenda amounted R$ 17,841 at December 31, 2009 (December 31, 2008 – R$ 18,815), and is considered sufficient by the Company's management to cover the estimate of future losses on the realization of accounts receivable of this subsidiary.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The total reversal value of the adjustment to present value recognized in the real estate development revenue for the years ended December 31, 2009, 2008 and 2007 amounted to R$ (42,149), R$3,147 and R$(39,553), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 3(u). The net rate applied by the Company and its subsidiaries varied from 5.22% to 7.44% for 2009.

(ii)
On March 31, 2009, the Company carried out a securitization of receivables, which consists of an assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables at a discount rate equivalent to the interest rate of finance contracts.

Gafisa was hired by Gafisa FIDC and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$ 119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$ 88,664. The following two quota types were issued: Senior and Subordinated. The subordinated quotas were exclusively subscribed by Gafisa S.A., representing approximately 21% of the amount issued, totaling R$ 18,958 (present value). At December 31, 2009 it totaled R$ 14,977 (Note 8), Senior and Subordinated quota receivables are indexed by IGP-M and incur interest at 12% per year.

The Company consolidated Gafisa FIDC in its financial statements, accordingly, it discloses at December 31, 2009 receivables amounting to R$ 55,349 in accounts of receivables from clients, and R$ 41,308 is reflected in other accounts payable, the balance of subordinated quotas held by the Company is eliminated in the consolidation process.

(iii)
On June 26, 2009, the Company carried out a real estate credit certificate - CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

8 book CCIs were issued, amounting to R$ 69,315 at the date of issue.  These 8 CCIs are backed by Receivables which installments fall due on and up to June 26, 2014 (“CCI-Investor”).

CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, carry general guarantees represented by statutory lien on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6,015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10,931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the conciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

6	Properties for Sale

	2009	2008	2007

Land, net of adjustment to present value	732,238	750,555	656,146
Property under construction	895,085	1,181,930	324,307
Completed units	121,134	96,491	41,826

	1,748,457	2,028,976	1,022,279

Current portion	1,332,374	1,695,130	872,876
Non-current portion	416,083	333,846	149,403

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2009 the balance of land acquired through barter transactions totaled R$ 40,054 (2008 - R$ 169,658, 2007 – R$ 105,424).

As mentioned in Note 10, the balance of financial charges at December 31, 2009 amounts to R$ 91,568 (2008 – R$88,200, 2007 – R$18,241).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14).

7	Other Accounts Receivable

	2009	2008	2007

Current accounts related to real estate ventures (*)	7,222	60,511	17,928
Advances to suppliers	65,016	83,084	42,197
Recoverable taxes	36,650	18,905	8,347
Deferred PIS and COFINS	3,082	10,187	8,274
Credit assignment receivables	4,087	7,990	8,748
Client refinancing to be released	5,266	4,392	8,510
Advances for future capital increase	-	49,113	10,350
Other	51,827	59,199	40,363

	173,150	293,381	144,717

Current	108,791	182,775	101,920
Non-current	64,359	110,606	42,797

(*)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the constitution of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective participation percentage, which are not subject to indexation or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

8	Investments in Subsidiaries

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Alphaville on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of Alphaville was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The Company has a commitment to purchase the remaining 40% of Alphaville 's capital stock based on the fair value of Alphaville, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of Alphaville within five years (20% in 2010 and 20% in 2012) for settlement in cash or shares, at the Company's sole discretion.

On October 26, 2007, the Company acquired 70% of Cipesa and Gafisa S.A. and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa S.A. made a contribution in Nova Cipesa of R$ 50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$ 15,000, paid on October 26, 2008. Cipesa is entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000. Accordingly, the Company’s purchase consideration totaled R$ 90,000 and goodwill amounting to R$ 40,686 was recorded, based on expected future profitability. From January 1, 2009, according to the new accounting practices, the goodwill from the acquisition of Nova Cipesa will be evaluated, at least annually, for impairment.

In November 2007, the Company acquired for R$ 40,000 the remaining interest in certain ventures with Redevco do Brasil Ltda. ("Redevco"). As a result of this transaction, the Company recognized negative goodwill of R$ 31,235, based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2009, based on the estimated profit before taxes on net income of these SPEs. In the year ended December 31, 2009, the Company amortized negative goodwill amounting to R$ 9,114 arising from the acquisition of these SPEs (2008 – R$ 12,713).

As mentioned in Note 1, on October 21, 2008, as part of the acquisition of its interest in Tenda, the Company contributed the net assets of Fit Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda, which at that date presented shareholders' equity book value of R$ 1,036,072, with an investment of R$ 621,643. The sale of the 40% quotas of Fit Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, which is based on expected future results, reflecting the gain on the sale of the interest in Fit Residencial (gain on the exchange of shares). This negative goodwill is being amortized over the average construction period (through delivery of the units) of the real estate ventures of Fit Residencial at October 21, 2008, and by the negative effects on realization of certain assets arising from the acquisition of Tenda. In 2009, the total gain on partial sale of Fit Residencial was amortized in the amount of R$ 169,394 (R$ 41,008 in 2008).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

On December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total shares outstanding issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844, based on book value.

(a)	Ownership interests

Information on investees

	Interest - %			Shareholders' equity			Net income (loss )

Investees	2009	2008	2007	2009	2008	2007	2009	2008	2007

Tenda	100.00	60.00	-	1,130,759	1,062,213	-	64,450	26,142	-
FIT Residencial	-	100.00	100.00	-	-	(14,974)	-	(22,263)	(14,941)
Bairro Novo	-	50.00	50.00	-	8,164	10,298	-	(18,312)	(1,902)
Alphaville	60.00	60.00	60.00	99,842	69,211	42,718	39,610	35,135	20,905
Cipesa Holding	100.00	100.00	100.00	42,294	62,157	47,954	(1,216)	(6,349)	(1,359)
Península SPE1 S.A.	50.00	50.00	50.00	(4,120)	(1,139)	(1,390)	(2,431)	205	(427)
Península SPE2 S.A.	50.00	50.00	50.00	600	98	(955)	502	1,026	2,267
Res. das Palmeiras SPE Ltda.	100.00	100.00	90.00	2,316	2,545	2,039	26	264	596
Gafisa SPE 40 Ltda.	50.00	50.00	50.00	6,976	5,841	1,713	1,424	1,269	2,225
Gafisa SPE 42 Ltda.	100.00	50.00	50.00	12,128	6,997	76	949	6,799	369
Gafisa SPE 43 Ltda.	-	99.80	99.80		-	(3)	-	-	(2)
Gafisa SPE 44 Ltda.	40.00	40.00	40.00	3,586	(377)	(534)	(153)	(192)	(533)
Gafisa SPE 45 Ltda.	100.00	99.80	99.80	1,812	1,058	(475)	(212)	(8,904)	(882)
Gafisa SPE 46 Ltda.	60.00	60.00	60.00	4,223	5,498	212	(3,436)	3,384	1,178
Gafisa SPE 47 Ltda.	80.00	80.00	99.80	16,571	6,639	(18)	(357)	(159)	(18)
Gafisa SPE 48 Ltda.	-	99.80	99.80	-	21,656	(718)	1,674	818	(718)
Gafisa SPE 49 Ltda.	100.00	99.80	100.00	205	(58)	(1)	(3)	(57)	(2)
Gafisa SPE 53 Ltda.	80.00	60.00	60.00	5,924	2,769	205	2,933	1,895	204
Gafisa SPE 55 Ltda.	-	99.80	99.80	-	20,540	(4)	2,776	(3,973)	(5)
Gafisa SPE 64 Ltda.	-	99.80	99.80	-	-	1	-	-	-
Gafisa SPE 65 Ltda.	80.00	70.00	99.80	3,725	(281)	1	877	(732)	-
Gafisa SPE 67 Ltda.	-	99.80	-	-	1	-		-	-
Gafisa SPE 68 Ltda.	100.00	99.80	-	(555)	-	-	(1)	(1)	-
Gafisa SPE 72 Ltda.	80.00	60.00	-	347	(22)	-	(1,080)	(22)	-
Gafisa SPE 73 Ltda.	80.00	70.00	-	3,551	(155)	-	(57)	(155)	-
Gafisa SPE 74 Ltda.	100.00	99.80	-	(339)	(330)	-	(9)	(331)	-
Gafisa SPE 59 Ltda.	100.00	99.80	99.80	(5)	(2)	(1)	(4)	(1)	(2)
Gafisa SPE 76 Ltda.	50.00	99.80	-	84	-	-	(1)	(1)	-
Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	-	-	(1)	-
Gafisa SPE 79 Ltda.	100.00	99.80	-	(3)	(1)	-	(2)	(2)	-
Gafisa SPE 75 Ltda.	100.00	99.80	-	(74)	(27)	-	(47)	(28)	-
Gafisa SPE 80 Ltda.	100.00	99.80	-	(2)	-	-	(3)	(1)	-
Gafisa SPE-85 Empr. Imob.	80.00	60.00	-	7,182	(756)	-	4,878	(1,200)	-
Gafisa SPE-86 Ltda.	-	99.80	-		(82)	-	(228)	(83)	-
Gafisa SPE-81 Ltda.	100.00	99.80	-	1	1	-	-	-	-
Gafisa SPE-82 Ltda.	100.00	99.80	-	1	1	-	-	-	-
Gafisa SPE-83 Ltda.	100.00	99.80	-	(5)	1	-	(6)	-	-
Gafisa SPE-87 Ltda.	100.00	99.80	-	61	1	-	(140)	-	-
Gafisa SPE-88 Ltda.	100.00	99.80	-	6,862	1	-	5,068	-	-
Gafisa SPE-89 Ltda.	100.00	99.80	-	36,049	1	-	8,213	-	-
Gafisa SPE-90 Ltda.	100.00	99.80	-	(93)	1	-	(94)	-	-
Gafisa SPE-84 Ltda.	100.00	99.80	-	10,632	1	-	3,026	-	-
Dv Bv SPE S.A.	50.00	50.00	50.00	432	(439)	(464)	871	126	(231)
DV SPE S.A.	50.00	50.00	50.00	1,868	932	1,658	936	(527)	695
Gafisa SPE 22 Ltda.	100.00	100.00	100.00	6,001	5,446	4,314	554	1,006	250
Gafisa SPE 29 Ltda.	70.00	70.00	70.00	589	257	2,311	547	271	(2,532)
Gafisa SPE 32 Ltda.	80.00	80.00	99.80	5,834	(760)	1	1,515	(760)	-
Gafisa SPE 69 Ltda.	100.00	99.80	-	1,893	(401)	-	(247)	(402)	-
Gafisa SPE 70 Ltda.	55.00	55.00	-	12,685	6,696	-	(63)	-	-
Gafisa SPE 71 Ltda.	80.00	70.00	-	4,109	(794)	-	3,120	(795)	-
Gafisa SPE 50 Ltda.	80.00	80.00	80.00	12,098	7,240	(121)	5,093	1,532	(121)
Gafisa SPE 51 Ltda.	-	90.00	90.00	-	15,669	8,387	8,096	6,620	1,602
Gafisa SPE 61 Ltda.	100.00	99.80		(19)	(14)	-	(4)	(14)	-
Tiner Empr. e Part. Ltda.	45.00	45.00	45.00	11,573	26,736	10,980	(750)	15,762	5,331
O Bosque Empr. Imob. Ltda.	60.00	30.00	30.00	8,862	15,854	9,176	(710)	(62)	79

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Interest - %			Shareholders' equity			Net income (loss )

Investees	2009	2008	2007	2009	2008	2007	2009	2008	2007

Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	50.00	(3,279)	3,428	(644)	(6,707)	4,073	(618)
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	50.00	544	34	(399)	660	433	(410)
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	50.00	12,161	1,259	(2,829)	10,902	4,088	(3,361)
Spazio Natura Emp. Imob. Ltda	50.00	50.00	50.00	1,393	1,400	1,429	(8)	(28)	(28)
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	50.00	8,033	(1,661)	(281)	6,635	(1,529)	(280)
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	50.00	14,780	(1,906)	(625)	12,454	(1,698)	(625)
Dubai Residencial	50.00	50.00	-	10,613	5,374	-	4,286	(627)	-
Cara de Cão	50.00	65.00	-	-	40,959	-	2,319	19,907	-
Costa Maggiore	50.00	50.00	-	4,065	3,892	-	2,137	4,290	-
Gafisa SPE 36 Ltda.	100.00	-	99.80	5,362	-	4,145	68	-	4,199
Gafisa SPE 38 Ltda.	100.00	-	99.80	8,273	-	5,088	1,447	-	4,649
Gafisa SPE 41 Ltda.	100.00	-	99.80	31,883	-	20,793	(2,593)	-	13,938
Villaggio Trust	50.00	-	50.00	4,279	-	5,587	(576)	-	1,664
Gafisa SPE 25 Ltda.	-	-	100.00	-	-	14,904	-	-	419
Gafisa SPE 26 Ltda.	-	-	100.00	-	-	121,767	-	-	(19)
Gafisa SPE 27 Ltda.	100.00	-	100.00	14,114	-	15,160	(778)	-	1,215
Gafisa SPE 28 Ltda.	100.00	-	99.80	(3,293)	-	(1,299)	(1,588)	-	(499)
Gafisa SPE 30 Ltda.	100.00	-	99.80	18,229	-	15,923	(334)	-	8,026
Gafisa SPE 31 Ltda.	100.00	-	99.80	26,901	-	22,507	(532)	-	761
Gafisa SPE 35 Ltda.	100.00	-	99.80	5,393	-	2,671	(1,274)	-	2,719
Gafisa SPE 37 Ltda.	100.00	-	99.80	4,020	-	8,512	(140)	-	2,661
Gafisa SPE 39 Ltda.	100.00	-	99.80	8,813	-	5,693	2,469	-	4,432
Gafisa SPE 33 Ltda.	-	-	100.00	-	-	11,256	-	-	1,696
Diodon Participações Ltda.	-	-	100.00	-	-	36,556	-	-	4,637
Gafisa SPE 91Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 92 Ltda.	80.00	-	-	(553)	-	-	(554)	-	-
Gafisa SPE 93 Ltda.	100.00	-	-	212	-	-	211	-	-
Gafisa SPE 94 Ltda.	100.00	-	-	4	-	-	3	-	-
Gafisa SPE 95 Ltda.	100.00	-	-	(15)	-	-	(16)	-	-
Gafisa SPE 96 Ltda.	100.00	-	-	(58)	-	-	(59)	-	-
Gafisa SPE 97 Ltda.	100.00	-	-	6	-	-	5	-	-
Gafisa SPE 98 Ltda.	100.00	-	-	(37)	-	-	(38)	-	-
Gafisa SPE 99 Ltda.	100.00	-	-	(24)	-	-	(25)	-	-
Gafisa SPE 100 Ltda.	100.00	-	-	1	-	-	(1)	-	-
Gafisa SPE 101 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 102 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 103 Ltda..	100.00	-	-	(40)	-	-	(41)	-	-
Gafisa SPE 104 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 105 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 106 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 107 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 108 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 109 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 110 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 111 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 112 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 113 Ltda.	100.00	-	-	1	-	-	-	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	-	-	3,094	-	-	1,244	-	-
City Park Acupe Emp. Imob. Ltda.	50.00	-	-	1,704	-	-	1,204	-	-
Patamares 1 Emp. Imob. Ltda	50.00	-	-	5,495	-	-	(69)	-	-
City Park Exclusive Emp. Imob. Ltda.	50.00	-	-	(188)	-	-	(189)	-	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	-	6,285	-	-	863	-	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	-	1,338	-	-	-	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	-	5,723	-	-	1,927	-	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	-	2,813	-	-	-	-	-
Gafisa FIDC.	100.00	-	-	14,977	-	-	-	-	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Negative goodwill on acquisition of subsidiaries and deferred gain on partial sale of investments

			2009	2008	2007

		Accumulated
	Cost	amortization	Net	Net	Net
Negative goodwill
Redevco	(31,235)	21,827	(9,408)	(18,522)	(32,223)

Deferred gain on partial sale of FIT Residencial investment
Tenda transaction	(210,402)	210,402	-	(169,394)	-

9	Intangible assets

			2009	2008	2007

		Accumulated
	Cost	amortization	Net	Net	Net

Goodwill
Alphaville	170,941	(18,085)	152,856	152,856	163,441
Nova Cipesa	40,686	-	40,686	40,686	40,686
Other	3,741	(2,195)	1,546	1,546	3,273

	215,368	(20,280)	195,088	195,088	207,400

Other intangible assets (a)			9,598	18,067	7,897

			204,686	213,155	215,297

(a)	Refers to expenditures on acquisition and implementation of information systems and software licenses.

10	Loans and Financing, net of Cross-Currency Interest Rate Swaps

Type of operation	Annual interest rates	2009	2008	2007

Working capital (a)
Denominated in Yen (i)	1.4%	-	166,818	99,364
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	-	(53,790)	(733)
Denominated in US$ (i)	7%	-	146,739	104,492
Swaps - US$/CDI (ii)	US$ + 7%/104%CDI	-	(32,962)	(5,124)
Bank Credit Note – CCB and other	0.66% to 3.29% + CDI	736,736	435,730	136,078
		736,736	662,535	334,077
National Housing System – SFH(a)	TR + 6.2% to 11.4%	467,019	372,255	98,700

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Type of operation	Annual interest rates	2009	2008	2007

Downstream merger obligations(b)	TR + 10% to 12.0%	-	8,810	13,311
Other	TR + 6.2%	-	4,576	2,702

		1,203,755	1,048,176	448,790

Current portion		678,312	447,503	68,357
Non-current portion		525,443	600,673	380,433

(i)	Loans and financing classified at fair value through income (Note 17(a)(ii)).
(ii)	Derivatives classified as financial assets at fair value through income (Note 17(a)(ii)).

Rates
▪	CDI – Interbank Deposit Certificate, at December 31, 2009 was 9,9%p.a (2008 – 12.2%p.a., 2007 – 11.8% p.a.)
▪	TR – Referential Rate, at December 31, 2009 was 0.71%p.a. (2008 – 1.62%p.a., 2007 – 1.44% p.a.)

(a) Funding for working capital and SFH for developments correspond to credit lines from financial institutions.
(b) Downstream merger obligations correspond to debts assumed from former shareholders.

At December 31, 2009, the Company has resources approved to be released for approximately 85 ventures amounting R$ 1,204,076 that will be used in future periods, at the extent these developments progress physically and financially, according to the Company’s project schedule.

Consolidated non-current portion matures as follows:

	At December 31,
	2009	2008	2007
2009	-	-	255,838
2010	-	345,021	42,396
2011	413,583	181,549	28,417
2012	71,854	40,548	30,071
2013	40,006	33,555	23,711
2014 onwards	-	-	-

	525,443	600,673	380,433

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, assignment of rights, receivables from clients, and the proceeds from the sale of our properties (amount of R$ 3,536,846 – not audited).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Additionally, the consolidated balance of financial investments pledged in guarantee amounts to R$ 47,265 at December 31, 2009 (2008 - R$ 76,928, 2007- R$ 9,851) (Note 4).

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	2009	2008	2007

Gross financial charges	308,466	184,461	74,837
Capitalized financial charges	(98,072)	(123,453)	(39,546)

Net financial charges	210,394	61,008	35,291

Financial charges included in Properties for sale

Opening balance	88,200	18,241	3,100
Capitalized financial charges	98,072	123,453	39,546
Charges appropriated to income	(94,704)	(53,494)	(24,405)

Closing balance	91,568	88,200	18,241

11	Debentures

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allows it to place up to R$ 500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In June 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$ 1,000,000 in simple debentures with a general guarantee maturing in five years.

In April 2009, the subsidiary Tenda obtained approval for its First Program of Debenture Distribution, which allows it to place up to R$ 600,000 simple subordinated debentures non convertible into shares, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the issuance will be exclusively used in the finance of real estate ventures focused only on the popular segment and that meet the eligibility criteria.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

In August 2009, the Company obtained approval for its sixth issuance of simple debentures non convertible into shares in two series, secured by a general guarantee, maturing in two years and unit face value at the issuance date of R$ 10,000, totaling R$ 250,000.
In December 2009, the Company obtained approval for its seventh issuance of simple debentures non convertible into shares in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$ 600,000, maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features. Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below:

Program/issuances	Amount	Interest rate	Maturity	2009	2008	2007

Second program/first issuance	240,000	CDI + 1.30%	September 2011	198,254	248,679	246,590
Third program/first issuance	250,000	107.20% CDI	June 2018	252,462	255,266	-
Sixth issuance	250,000	CDI + 2% to 3.25%	August 2011	260,680	-	-
Seventh issuance	600,000	TR + 8.25%	December 2014	595,725	-	-
First issuance (Tenda)	600,000	TR + 8%	April 2014	611,256	-	-

				1,918,377	503,945	246,590

Current portion				122,377	61,945	6,590
Non-current portion				1,796,000	442,000	240,000

Consolidated non-current portions mature as follows:

	At December 31,
	2009	2008	2007
2009	-	-	48,000	5
2010	-	96,000	96,000	6
2011	346,000	96,000	96,000	7
2012	275,000	125,000	-	8
2013	725,000	125,000	-	9
2014	450,000	-	-	10

	1,796,000	442,000	240,000	11

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these covenants. The first issuance of the Second Program and the first issuance of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$ 5 million and R$ 10 million, respectively, requires the Company to early amortize the first issuance of the Second Program.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for taking out the covenant that limited the Company’s net debt to R$ 1.0 billion and increasing the financial flexibility, changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these changes, interest repaid by the Company increased to CDI + 2% to 3.25% per year.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at December 31 are as follows:

	2009	2008	2007

Second program - first issuance
Total debt, less debt of projects, less cash and cash equivalents and financial investments cannot exceed 75% of shareholders’ equity plus noncontrolling interests	1%	N/A	N/A
Total debt, less SFH debt, less cash and cashequivalents and financial investments cannot exceed75% of shareholders' equity	n/a	35%	5%
Total receivables from clients from development and services, plus inventory of finished units, required to be over 2.0 times total debt	2.3 times	3.3 times	3.5 times

Total debt, less cash and cash equivalents and financial investments, required to be under R$ 1,000,000	N/A	R$ 946,600	R$ 175,000

Third program - first issuance
Total debt, less SFH debt, less cash and cashequivalents and financial investments, cannot exceed75% of shareholders' equity	53%	35%	N/A
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	4.1 times	5.5 times	N/A

Seventh issuance
EBIT balance is under 1.3 times the net financial expense	-5.9 times	N/A	N/A
Total accounts receivable plus inventory of finished units required to be 2.0 over times net debt and debt of projects	292.3 times	N/A	N/A
Total debt less debt of project, less cash and cash equivalents and financial investments cannot exceed 75% of shareholders’ equity plus noncontrolling interest	1%	N/A	N/A

At December 31, 2009, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

12	Other Accounts Payable

	2009	2008	2007

Obligation to venture partners (i)	300,000	300,000	-
Credit assignments	122,360	67,552	5,436
Acquisition of investments	21,090	30,875	48,521
Loans from real estate development partners (ii)	-	-	8,255
Rescission reimbursement payable and provisions	28,573	28,191	-
SCP dividends	11,004	16,398	-
FIDC obligations	41,308	-	-
Warranty provision	25,082	17,499	12,388
Other accounts payable	64,550	27,175	6,711

	613,967	487,690	81,311

Current portion	205,657	97,931	68,368
Non-current portion	408,310	389,759	12,943

(i)
In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. At December 31, 2009, the SCP received contributions of R$ 313,084 (represented by 13,084,000 Class A quotas fully paid-in by the Company and 300,000,000 Class B quotas from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As the decision to invest or not is made jointly by all quotaholders, the venture is treated as a variable interest entity and the Company deemed to be the primary beneficiary; at December 31, 2009, Obligations to venture partners amounting to R$ 300,000 mature on January 31, 2014. The SCP has a defined term which ends on January 31, 2014 at which time the Company is required to redeem the venture partner's interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, at December 31, 2009, the amount accrued totaled R$ 11,004. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At December 31, 2009, the SCP and the Company were in compliance with these clauses.

(ii)	Loans from real estate development partners related to amounts due under current account agreements, which accrued financial charges of IGP-M plus 12% p.a.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

13	Commitments and Provision for Contingencies

The Company and its subsidiaries are party in lawsuits and administrative proceedings at several courts and government agencies that arise from the normal course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the probable losses.
The changes in the provision for contingencies are summarized as follows:

	2009	2008	2007

Balance at the beginning of the year	57,364	21,262	4,105
Additions	85,784	11,440	2,258
Additions - consolidation of Alphaville and Tenda	-	26,840	16,695
Reversals and settlements	(21,809)	(2,178)	(1,796)
	121,339	57,364	21,262

Court-mandated escrow deposits	(48,386)	(3,834)	-

Balance at the end of the year	72,953	53,530	21,262

Current portion	11,266	17,567	3,668
Non current portion	61,687	35,963	17,594

(a)	Tax, labor and civil lawsuits

	2009	2008	2007

Civil lawsuits (a)	91,708	27,779	2,323
Tax lawsuits (b)	20,737	19,609	16,768
Labor claims	8,894	9,976	2,171
	121,339	57,364	21,262

Court-mandated escrow deposits	(48,386)	(3,834)	-

Net balance	72,953	53,530	21,262

As of December 31, 2009, the provisions for contingencies for civil lawsuits include R$ 71,322, related to legal cases in which the Company was cited as successor in

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

foreclosure actions, in which the original debtor was a former shareholder of Gafisa; Cimob Companhia Imobiliária (“Cimob”), among other shareholder related parties. The plaintiff claims that the Company should be held liable for the debts of Cimob. In the year ended December 31, 2009, the Company recorded an additional provision of R$ 65,820, following unfavorable judicial decisions, which led the Company to seek new legal opinions and reevaluate the estimate of probable loss. Guarantee insurance provides coverage for R$17,678, a further R$ 64,882 is deposited in escrow, in connection with the blocking of Gafisa’s bank accounts; and there is also the retaining of Gafisa’s treasury shares to guarantee the foreclosure. The Company has filed appeals against all decisions, as it believes that the reference of Gafisa in the lawsuits is not legally justifiable; and Management is confident that its position will prevail enabling the escrow deposits to be released. In other similar cases, the Company has obtained favorable decisions in which it was awarded final and unappealable decisions overturning claims where the Company was initially found to be liable for certain debts of Cimob. The ultimate outcome of the Company’s appeal, however, cannot be predicted at this time.

(a)
The subsidiary Alphaville is a party in judicial lawsuits and administrative proceedings related to Excise Tax (IPI) and Value-added Tax on Sales and Services (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is estimated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with ancillary obligations. The amount of the contingency estimated by legal counsel as a probable loss amounts to R$ 10,438 and is recorded in a provision in the financial information at December 31, 2009.

At December 31, 2009, the Company and its subsidiaries are monitoring other lawsuits and risks, the likelihood of which, based on the position of legal counsel, is possible but not probable,  in the amount of approximately R$ 91,372, according to the historical average of lawsuits and for which management believes a provision for loss is not necessary.

(b)	Commitment to complete developments

The Company is committed to deliver units to owners of land who exchange land for real estate units developed by the Company.

The Company is also committed to complete units sold and to comply with the requirements of the building regulations and licenses approved by the proper authorities.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

As described in Note 4, at December 31, 2009, the Company has resources approved and recorded as financial investments restricted as guarantee which will be released to the extent ventures progresses in the total amount of R$ 47,265 to meet these commitments.

14	Obligations for Purchase of Land and Advances from Clients

	2009	2008	2007

Obligations for purchase of land	359,472	457,511	151,594
Advances from clients of
Barter transactions	40,054	104,909	169,658
Development and services	222,284	90,363	72,125

	621,810	652,783	393,377

Current	475,409	421,584	290,193
Non-current	146,401	231,199	103,184

The reversal of present value adjustment recorded at Real estate development operating costs for the years ended December 31, 2009 amount to R$ (3,435).

15	Shareholders' Equity

15.1	Capital

At December 31, 2009, the Company's capital amounted to R$ 1,627,275 (2008 - R$ 1,229,517 (2007 - R$ 1,221,846),represented by 167,077,137 nominative common shares without par value (2008 - 133,087,518 nominative Common shares without par value, 2007 - 132,577,093 nominative Common shares without par value), 299,743 of which were held in treasury (2008 and 2007 - 3,124,972 treasury shares).

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

On April 4, 2008, the distribution of dividends for 2007 was approved in the total amount of R$ 26,981, paid to shareholders on April 29, 2008. In 2008, the capital increase of R$ 7,671, related to the stock option plan and the exercise of 510,425 Common shares, was approved.
On April 30, 2009, the distribution of minimum mandatory dividends for 2008 was approved in the total amount of R$ 26,104, paid in December 2009.
On September 24, 2009, the trading at stock exchange of up to 2,825,229 shares held in treasury was approved by the Company, as the circumstances that resulted in the holding of such shares in treasury no longer exist. In the year ended December 31, 2009, the amount received from the sale of such shares amounted to R$ 82,406, representing a gain of R$ 65,727.

As mentioned in Note 1, on December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares were issued for the total issue price of R$ 448,844, of which R$ 60,822 shall be used to set up a capital reserve and the balance of R$ 388,022 to increase capital.

In 2009, the increase in capital was approved in the amount of R$ 9,736, related to the stock option plan and the exercise of 1,100,056 common shares.

The changes in the number of shares are as follows:

Thousands of common shares

December 31, 2006	103,370

Share issuance (Alphaville Acquisition)	6,359
Exercise of stock options	961
Public offering	18,762

December 31, 2007	129,452

Exercise of stock options	511

December 31, 2008	129,963

Exercise of stock options	1,100
Merger of shares issued by Tenda	32,889
Sale of treasury shares	2,825

December 31, 2009	166,777

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

15.2	Appropriation of net income for the year

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

Management's proposal for distribution of net income for the years ended December 31 (subject to approval at the Annual Shareholders' Meeting) are as follows:

	2009	2008	2007

Net income for the year, adjusted by Law No. 11.638/07			91,640
Effects of changes from Law No. 11.638/07			21,963

Net income for the year	213,540	109,921	113,603
Legal reserve	(10,677)	(5,496)	(5,680)

	202,863	104,425	107,923

Minimum mandatory dividends - 25%	(50,716)	(26,104)	(26,981)

Dividend per common share	0.3041	0.2009	0.2084

Pursuant to Article 36 of the Company's Bylaws, amended on March 21, 2007, the recognition of a statutory investment reserve became mandatory, the amount of which may not exceed 71.25% of net income. The purpose of the reserve is to retain funds for financing the expansion of the activities of the Company, including the subscription of capital increases or creation of new ventures, participation in consortia or other forms of association for the achievement of the Company's corporate objectives.

15.3	Stock option plans

(i)	Gafisa

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of the annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The exercise price of the grant is inflation adjusted (IGP-M index), plus annual interest at 3%. The stock option may be exercised in one to five years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the years ended December 31, 2009, 2008 and 2007.

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company has the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) or the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan for granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The assumptions adopted for recording the stock option plan for 2009 were the following:  expected volatility of 40% (2008 – 50%, 2007 – 48%), expected share dividends of 1.91% (2008 – 0.63%, 2007 – 0.33%), and risk-free interest rate at 8.99% (2008 – 11.56%, 2007 – 12.87%).

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$ 4,447 for the year ended December 31, 2009.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan.

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

		2009		2008		2007

	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price – R$

Options outstanding at the beginning of year	5,930,275	26.14	5,174,341	25.82	3,977,630	16.04
Options granted	3,742,500	15.76	2,145,793	31.81	2,320,599	30.36
Options exercised	(1,100,056)	15.64	(441,123)	16.72	(858,582)	12.50
Options expired	-	-	(3,675)	20.55	-	-
Options exchanged	(3,252,280)	31.30	-	-	-	-
Options cancelled(i)	(197,742)	32.99	(945,061)	20.55	(265,306)	18.61

Options outstanding at the end of the year	5,122,697	24.36	5,930,275	26.14	5,174,341	25.82

Options exercisable at the end of the year	1,656,462	26.74	4,376,165	28.00	2,597,183	22.93

(i) In the years ended December 31, 2007, 2008 and 2009, no option was cancelled due to the expiration of terms of stock option plans.

In the years ended December 31, 2009, 2008 and 2007, the amounts received for exercised options were R$ 9,736, R$ 7,671 and R$ 8,262. respectively. The analysis of prices is as follows:

	Brazilian reais

	2009	2008	2007

Exercise price per share at the end of the Year	8.10-41.62	7.86-39.95	6.75-34.33
Weighted average of exercise price at theoption grant date	17.23	21.70	18.54
Weighted average of market price per share at the grant date	16.19	27.27	27.92
Market price per share at the end of the Year	28.24	10.49	33.19

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The Company recognized stock option expenses of R$ 14,427 in 2009 (2008 - R$ 26,138, 2007 - R$ 17,820) of which R$9,765, R$22,203 and R$16,497 were recorded by Gafisa S.A and represent the realization of the capital reserve in shareholders’ equity in 2009, 2008 and 2007, respectively.

(ii)	Tenda

Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

For the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. For the options granted in 2009, the vesting price is adjusted by the IGP-M variation, plus interests at 3%.  The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2009		2008
	Number of Options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	2,070,000	7.20	-	-
Options granted	3,056,284	1.38	2,640,000	7.20
Options exercised	(175,333)	2.65	-	-
Options cancelled	(994,417)	0.27	(570,000)	7.20

Options outstanding at the end of the year	3,956,534	4.64	2,070,000	7.20

The market price of Tenda shares at December 31, 2009 was R$ 5.50.
From September 2009, the market value of each option granted was estimated at the grant date using the Binomial and Monte Carlo option pricing models in replacement for the Black-Scholes model. In the year ended December 31, 2009, Tenda recorded stock option expenses

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

of the amount of R$ 4,234, and R$ 1,973 for the period from October 22, 2008 through December 31, 2008.

(iii)	Alphaville

Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

		2009		2008		2007

	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price – R$

Options outstanding at the beginning of year	2,138	6,843.52	1,474	6,522.92	-	-
Options granted	-	-	720	7,474.93	1,474	6,522.92
Options exercised	(402)	7,610.23	-	-	-	-
Options cancelled	(179)	8,376.94	(56)	6,522.92	-	-

Options outstanding at the end of the year	1,557	6,469.28	2,138	6,843.52	1,474	6,522.92

On December 31, 2009, 729 options were exercisable (2008 – 284, 2007 - zero). The exercise prices per option on December 31, 2009 were from R$ 8,582.43 to R$ 8,712.56, whereas on December 31, 2008 and 2007 the exercise prices were R$ 8,238.27 to R$ 8,376.26, and R$ 7,077.80, respectively.

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

Alphaville recorded expenses for the stock option plan amounting to R$ 428 for the year ended December 31, 2009 as a result of the replacement of the Black-Scholes for the Binomial option pricing model (2008 - R$ 1,962 and 2007 - R$ 1,323)

16	Deferred Taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

According to CVM Instruction No. 371, of June 27, 2002, the Company, based on a technical study, approved by Management, on the estimate of future taxable income, recognized tax credits on income tax and social contribution loss carryforwards for prior years, which do not have maturity and can be offset up to 30% of annual taxable income. The carrying amount of deferred tax asset is periodically reviewed, whereas projects are reviewed annually; in case there are significant factors that may change such projection, these are reviewed over the year by the Company.

Deferred taxes result from the following:

	2009	2008	2007

Assets
Net operating loss carryforwards	113,847	76,640	12,499
Temporary differences
Tax versus prior book basis	95,243	52,321	46,267
New accounting standards – CPC	58,554	39,680	10,633
Tax credits from downstream mergers	13,644	21,611	9,341

	281,288	190,252	78,740

Liabilities
Differences between income taxed oncash and recorded on accrual basis	303,268	202,743	46,070
Negative goodwill	85,896	18,266	-
Temporary differences - New accounting standards - CPC	26,601	18,122	-

	415,765	239,131	46,070

Current portion	79,474	-	-
Non current portion	336,291	239,131	46,070

The Company calculates its taxes based on the recognition of results proportionally to the receipt of the contracted sales, in accordance with the tax rules determined by the Federal Revenue Service (SRF) Instruction 84/79, which differs from the calculation of the accounting revenues based on the costs incurred versus total estimated cost. The tax basis will crystallize over an average period of four years as cash inflows arise and the conclusion of the corresponding projects.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Other than for Tenda, Gafisa has not recorded a deferred income tax asset on the tax losses and social contribution tax loss carryforwards of its subsidiaries which adopt the taxable income regime and do not have a history of taxable income for the past three years.
The projections of future taxable income consider estimates that are related, among other things, to the Company's performance and the behavior of the market in which it operates, as well as certain economic factors. Actual results could differ from these estimates.
Management considers that deferred tax assets arising from temporary differences will be realized at the extent the contingencies and events are settled.

Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

2010	-
2011	17,574
2012	18,270
2013	18,455
2014	33,927
Thereafter	25,621

Total	113,847

The reconciliation of the statutory to effective tax rate is as follows:

	2009	2008	2007

Income before taxes on income and non controlling interest	380,346	210,051	128,058
Income tax calculated at the nominal rate – 34%	(129,317)	(71,417)	(43,540)
Net effect of subsidiaries taxed on presumed profit regime	48,703	22,122	13,598
Pre acquisition deferred income tax asset	-	12,419	-
Negative goodwill amortization	(6,937)	-	-
Prior period income tax and social contribution tax losses	183	3,946	6,124
Stock option compensation	(4,905)	(10,088)	(6,059)
Other non-deductible items, net	(3,133)	(379)	(495)

Income tax and social contribution expense	(95,406)	(43,397)	(30,372)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(a)	Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

On November 30, 2009, the Company and its subsidiaries Tenda, Alphaville and Gafisa Vendas adhered to the cash and installment payment of debits with the Federal Revenue Service and the Attorney-General Office of the National Treasury, in the so called “Crisis Refis”.

The Company opted for the cash payment of tax debits amounting to R$ 17,304, of which R$ 10,438 in cash and R$ 6,866 by offsetting tax losses.

The subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$ 6,644, R$ 980 and R$ 192, recognizing gains of R$ 568, R$ 360 and R$70, respectively.

The consolidated gain of the Company and its subsidiaries with the adherence to Refis amounted to R$ 3,999.

17	Financial Instruments

The Company participates in operations involving financial instruments. Management of these instruments is made through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market. The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management.

The Company’s and its subsidiaries operations are subject to the risk factors described below:

(a)	Risk considerations

(i)	Credit risk

The Company restricts their exposure to credit risks associated with banks and cash and cash equivalents, investing in highly-rated financial institutions in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of clients and ongoing credit analysis. Additionally, there is no history of

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

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

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below.
In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the years ended December 31, 2009, 2008 and 2007, the amounts of R$ 1,234, R$ 80,895 and R$ 5,857, respectively,  related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet.
The nominal value of the swap contracts was R$ 200,000 on December 31, 2008 and 2007. The swap transactions described below were settled in the year ended December 31, 2009.The unrealized gains (losses) of these operations at December 31, 2008 and 2007 are as follows (Note 9):

	Reais	Percentage		Net unrealized gains (losses) from derivative instruments

Rate swap contracts -	Nominal	Original
(US Dollar and Yen for CDI)	value	index	Swap	2009	2008	2007

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105% of CDI	-	53,790	733
Banco Votorantim S.A.	100,000	US Dollar + 7	104% of CDI	-	32,962	5,124

	200,000			-	86,752	5,857

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of these transactions.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iii)	Interest rate risk

It arises from the possibility that the Company earns gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company seeks to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 10 and 11. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

(iv)	Capital structure risk (or financial risk)

It arises from the choice between own (capital contribution and retained earnings) and third-party capital that the Company makes to finance its operations. In order to mitigate liquidity risks and optimize the weighted average cost of capital, the Company and its subsidiaries permanently monitor the levels of indebtedness according to the market standards and the fulfillment of indices (covenants) provided for in loan, finance and debenture contracts.

(b)	Valuation of financial instruments

The main financial instruments receivable and payable are described below, as well as the criteria for their valuation.

(i)	Cash and cash equivalents

The market value of these assets does not differ significantly from the amounts presented on the balance sheets (Note 4). The contracted rates reflect usual market conditions.
Investment funds in which the Company has an exclusive interest make transactions with derivatives, among others. As mentioned in Note 4, the amount accounted for investment funds is recorded at market value.

(ii)	Loans and financing and debentures

Loans and financing are recorded based on the contractual interest rates of each operation, except for loans denominated in foreign currency, which are stated at fair value as contra-entry to results. Interest rate estimates for contracting operations with similar terms and amounts are used for the determination of market value. The terms and conditions of loans and financing and debentures obtained are presented in Notes 10 and 11. The fair value of the other loans and financing, recorded based on the contractual interest of each operation, does not significantly differ from the amounts presented in the financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

18	Related Parties

(a)	Transactions with related parties

Current account	2009	2008	2007

Condominiums and consortia
Alpha 4	(2,260)	(466)	265
Consórcio Ezetec & Gafisa	24,289	9,341	-
Consórcio Eztec Gafisa	(8,217)	(9,300)	2,293
Cond. Constr. Empres. Pinheiros	3,064	2,132	(86))
Condomínio Parque da Tijuca	(347)	235	339)
Condomínio em Const. Barra Fir	(46)	(46)	(100)
Civilcorp	4,602	791	-
Condomínio do Ed. Barra Premiu	105	105	-
Consórcio Gafisa Rizzo	(794)	(273)	(454)
Evolução Chácara das Flores	7	7	7
Condomínio Passo da Pátria II	569	569	569
Cond. Constr. Palazzo Farnese	(17)	(17)	(17)
Alpha 3	(2,611)	(214)	546
Condomínio Iguatemi	3	3	3
Consórcio Quintas Nova Cidade	36	36	36
Consórcio Ponta Negra	2,488	3,838	5,476
Consórcio Sispar & Gafisa	8,075	1,995	1,198
Cd. Advanced Ofs Gafisa-Metro	(1,027)	(417)	(130)
Condomínio Acqua	(3,894)	(2,629)	(257)
Cond. Constr. Living	(1,790)	1,478	(488)
Consórcio Bem Viver	(361)	5	149
Cond. Urbaniz. Lot. Quintas Rio	(4,836)	(486)	(73)
Cond. Constr. Homem de Melo	83	83	11
Consórcio OAS Gafisa - Garden	(2,375)	(1,759)	1,504
Cond. de Constr. La Traviata	(540)	-	298
Cond. em Constr. Lacedemonia	57	57	57
Evolução New Place	(673)	(665)	(610)
Consórcio Gafisa Algo	722	711	683
Columbia Outeiro dos Nobres	(153)	(153)	(155)
Evolução - Reserva do Bosque	12	5	-
Evolução - Reserva do Parque	53	122	118
Consórcio Gafisa & Bricks	656	(26)	30
Cond. Constr. Fernando Torres	136	135	135
Cond. de Const. Sunrise Reside	354	18	18
Evolução Ventos do Leste	117	159	160
Consórcio Quatro Estações	(1,328)	(1,340)	(1,400)
Cond. em Const. Sampaio Viana	951	951	951
Cond. Constr. Monte Alegre	1,456	1,456	1,433
Cond. Constr. Afonso de Freitas	1,675	1,674	1,672
Consórcio New Point	1,182	1,472	1,413
Evolução - Campo Grande	612	618	44
Condomínio do Ed. Pontal Beach	(817)	43	98
Consórcio OAS Gafisa - Garden	2,110	430	585
Cond. Constr. Infra Panamby	(145)	(483)	(1,408)
Condomínio Strelitzia	(1,035)	(851)	(762)
Cond. Constr. Anthuriun	2,194	4,319	4,723
Condomínio Hibiscus	2,675	2,715	2,869
Cond. em Constr. Splendor	1,813	(1,848)	(1,933)
Condomínio Palazzo	(1,504)	793	(1,055)
Cond. Constr. Doble View	(3,937)	(1,719)	336
Panamby - Torre K1	318	887	1,366
Condomínio Cypris	(1,793)	(1,436)	(666)
Cond. em Constr. Doppio Spazio	(2,592)	(2,407)	(1,739)
Consórcio	9,441	2,493	2,063
Consórcio Planc e Gafisa	798	270	115
Consórcio Gafisa & Rizzo (SUSP)	1,649	1,239	-
Consórcio Gafisa OAS - Abaeté	34,121	3,638	-
Cond do Clube Quintas do Rio	1	1	-
Cons. Oas-Gafisa Horto Panamby	(14,864)	9,349	412
Consórcio OAS e Gafisa - Horto Panamby	5,845	(27)	-
Consórcio Ponta Negra - Ed Marseille	(6,142)	(1,033)	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Consórcio Ponta Negra - Ed Nice	(3,505)	(4,687)	-
Manhattan Square	2,841	600	-
Cons. Eztec Gafisa Pedro Luis	(11,925)	(3,589)	-
Consórcio Planc Boa Esperança	1,342	603	-
Consórcio Gafisa OAS- Tribeca	(15,042)	(144)	-
Consórcio Gafisa OAS- Soho	16,701	(167)	-
Consórcio Gafisa & GM	(77)	(40)	-
Consórcio Ventos do Leste	(1)	(1)	(1))
Bairro Novo Cotia	9,506	(6,137)	-
Bairro Novo Camaçari	1,259	(2,585)	-
Bairro Novo Fortaleza	-	2	-
Bairro Novo Nova Iguaçu	-	(330)	-
Bairro Novo Cia. Aeroporto	-	(55)	-
Consórcio B. Novo Ap Goiania	-	(210)	-
Consórcio B. Novo Campinas	-	(261)	-
Cyrela Gafisa SPE Ltda.	-	-	3,384
SCP Gafisa	-	-	(878))

	49,270	9,577	23,147

Condominium and Consortia
Gafisa SPE 10 S.A.	7,508	2,051	76
Gafisa Vendas I. Imob. Ltda.	2,384	2,384	-
Projeto Alga	(25,000)	(25,000)	(25,000)
Others	(351)	-	-

	(15,459)	(20,565)	(24,924)

SPEs
FIT Resid. Empreend. Imob. Ltda.	-	12,058	-
Ville Du Soleil	-	1,968	-
Cipesa Empreendimentos Imob.	(650)	(398)	-
The House	-	80	-
Gafisa SPE 46 Empreend. Imob.	225	8,172	(11)
Gafisa SPE 40 Empr. Imob. Ltda.	290	1,288	806
Blue II Plan. Prom e Venda Lt.	(6,295)	911	-
Saí Amarela S.A.	199	(1,138)	(902)
Gafisa SPE-49 Empr. Imob. Ltda.	(2,787)	(2)	(2)
Gafisa SPE-35 Ltda.	(1,387)	(129)	(127)
Gafisa SPE 38 Empr. Imob. Ltda.	-	109	198
Lt Incorporadora SPE Ltda.	(513)	(527)	(93)
Res. das Palmeiras Inc. SPE Lt.	501	1,246	657
Gafisa SPE 41 Empr. Imob. Ltda.	-	1,534	293
Dolce Vitabella Vita SPE S.A.	(133)	32	30
Saira Verde Empreend. Imob. Lt.	577	214	25
Gafisa SPE 22 Ltda.	(272)	630	600
Gafisa SPE 39 Empr. Imob. Ltda.	1,722	(304)	(189)
DV SPE SA	7	(571)	(574)
Gafisa SPE 48 Empreend. Imob.	1,260	159	123
Gafisa SPE-53 Empr. Imob. Ltda.	35	(94)	1
Jardim II Planej. Prom. Vda. Ltda.	(9,152)	(2,990)	(2,986)
Gafisa SPE 37 Empreend. Imob.	(5,555)	(398)	(137)
Gafisa SPE-51 Empr. Imob. Ltda.	829	810	398
Gafisa SPE 36 Empr. Imob. Ltda.	-	(1,205)	(353)
Gafisa SPE 47 Empreend. Imob.	(2)	146	17
Sunplace SPE Ltda.	606	415	415
Sunshine SPE Ltda.	(562)	1,135	1,401
Gafisa SPE 30 Ltda.	(5,721)	(1,217)	(1,628)
Gafisa SPE-50 Empr. Imob. Ltda.	736	(221)	169
Tiner Campo Belo I Empr. Imob.	(174)	6,971	-
Gafisa SPE-33 Ltda.	(685)	2,321	775
Jardim I Planej. Prom. Vda. Ltda.	889	6,662	6,556
Verdes Praças Inc. Imob. Spe. Lt.	-	(38)	(50
Gafisa SPE 42 Empr. Imob. Ltda.	(168)	64	2
Península I SPE SA	457	(1,267)	(1,300)
Península 2 SPE SA	(3,914)	865	881
Blue I SPE Ltda.	(2,846)	74	9
Gafisa SPE-55 Empr. Imob. Ltda.	(349)	(2)	1
Gafisa SPE 32	(119)	(2,304)	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Cyrela Gafisa SPE Ltda.	-	2,834	-
Unigafisa Partipações SCP	490	1,040	-
Villagio Panamby Trust SA	205	749	3,262
Diodon Participações Ltda.	-	13,669	-
Gafisa SPE 44 Empreend. Imobili.	50	175	53
JTR Jatiuca Trade Residence	-	1,218	-
Gafisa SPE 65 Empreend. Imob. Ltd.	(74)	321	128
Gafisa SPE-72	-	1	-
Gafisa SPE 52 Empreend. Imob. Ltd.	(3)	42	2
GPARK Árvores	(7)	-	-
Gafisa SPE-32 Ltda.	-	2,220	909
Terreno Ribeirão/Curupira 1	-	1,360	-
Consórcio Ponta Negra	-	(95)	-
Gafisa SPE-71	(258)	124	-
Gafisa SPE-73	-	1	-
Gafisa SPE 69 Empreendimentos	-	(72)	-
Gafisa SPE-74 Emp. Imob. Ltda.	(2,277)	1	-
Gafisa SPE 59 Empreend. Imob. Ltda.	(5)	1	1
Gafisa SPE-67 Emp. Ltda.	-	1	-
Gafisa SPE 68 Empreendimentos	(21)	1	-
Gafisa SPE-76 Emp. Imob. Ltda.	(33)	24	-
Gafisa SPE-77 Emp. Imob. Ltda.	(47)	3,289	-
Gafisa SPE-78 Emp. Imob. Ltda.	(144)	1	-
Gafisa SPE-79 Emp. Imob. Ltda.	(3)	1	-
Gafisa SPE 70 Empreendimentos	(746)	(746)	-
Gafisa SPE 61 Empreendimento I	(18)	(12)	-
SCP Gafisa	-	(878)	-
Gafisa SPE-75 Emp Imob Ltda	(355)	-	-
Gafisa SPE-80 Emp Imob Ltda	(2)
Gafisa SPE 85 Emp. Imob. Ltda.	(265)	(96)	-
Gafisa SPE 86	(14)	-	-
Gafisa SPE-83 Emp Imob Ltda	(400)	-	-
Gafisa SPE-87 Emp Imob Ltda	(52)	-	-
Gafisa SPE-88 Emp Imob Ltda	66	-	-
Gafisa SPE-90 Emp Imob Ltda	(280)	-	-
Gafisa SPE 84	-	381	-
Gafisa SPE-77 Empr. Ltda.	(27)	1,463	-
Gafisa SPE-91 Emp Imob Ltda	(188)	-	-
Angelo Agostini	1	-	-
Gafisa SPE-92 Emp Imob Ltda	(109)	-	-
Reserva Spazio Natura	(210)	-	-
Mario Covas SPE Empreendimento	-	(208)	19
Imbui I SPE Empreendimento Imo.	-	-	1
Acedio SPE Empreend. Imob. Ltda.	-	2	1
Maria Inês SPE Empreend. Imob.	-	(2)	1
Gafisa SPE 64 Empreendimento I	-	(50)	1
FIT Jd. Botânico SPE Empr. Imob.		-	1
Cipesa Empreendimentos Imobili.	(12)	-	(17)
Bairro Novo Empreend. Imobil. SA	-	-	3,630
Abv - Gardênia	-	-	(65)
Gafisa Vendas I. Imob. Ltda.	-	-	(129)
Blue II Plan. Prom. e Venda Lt.	-	-	(743)
Condomínio Strelitzia	-	-	10,254
FIT Roland Garros Empr. Imb. Ltd.	-	-	291
FIT Resid. Empreend. Imob. Ltda.	-	-	(2,570)
FIT 01 SPE Empreend. Imob. Ltda.	-	-	1
FIT 02 SPE Empreend. Imob. Ltda.	-	-	1
FIT 03 SPE Empreend. Imob. Ltda.	-	-	1
Others	-	-	(4,739)

	(37,689)	61,821	15,299

Others
Camargo Corrêa Des. Imob. S.A.	917	916	(16)
Genesis Desenvol. Imob. S.A.	(216)	(216)	(277)
Empr. Incorp. Boulevard SPE Lt.	56	56	56
Cond. Const. Barra First Class	31	31	31
Klabin Segall S.A.	532	532	532
Edge Incorp. e Part. Ltda.	146	146	146

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Multiplan Plan. Particip. e Ad.	100	100	100
Administ. Shopping Nova América	90	90	(11)
Ypuã Empreendimentos Imob.	200	4	-
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)	(124)
Rossi AEM Incorporação Ltda.	3	3	3
Patrimônio Constr. e Empr. Ltda.	307	307	307
Camargo Corrêa Des. Imob. S.A.	(46)	39	-
Condomínio Park Village	(88)	(107)	(115)
Boulevard Jardins Empr. Incorp.	(89)	(89)	(623)
Rezende Imóveis e Construções	809	809	802
São José Constr. e Com. Ltda.	543	543	543
Condomínio Civil Eldorado	276	276	276
Tati Construtora Incorp. Ltda.	286	286	286
Columbia Engenharia Ltda.	431	431	431
Civilcorp Incorporações Ltda.	4	4	-
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801	1,801
Rossi Residencial S.A.	431	431	431
RDV 11 SPE Ltda.	(749)	(781)	(781)
Jorges Imóveis e Administrações	1	1	-
Camargo Corrêa Des. Imob. S.A.	(661)	(673)	-
Camargo Corrêa Des. Imob. S.A.	(323)	(323)	-
Patrimônio Const. Empreend. Ltda.	155	155	155
Alta Vistta Maceió (controle)	1	2,318	-
Forest Ville (OAS)	814	807	-
Garden Ville (OAS)	278	276	-
JTR - Jatiuca Trade Residence	4,796	880	-
Acquarelle (Controle)	81	1	-
RIV Pta Negra - Ed. Nice	1,834	353	-
Palm Ville (OAS)	343	185	-
Art. Ville (OAS)	322	180	-
Oscar Freire Open View	(464)	-	-
Open View Galeno De Almeida	(207)	-	-
Conj Comercial New Age	4,646	-	-
Carlyle RB2 AS	(4,041)	-	-
Partifib P. I. Fiorata Lt	(430)	-	-
Concord. Incorp. Imob. S/C Ltda.	-	-	11
Guarapiranga – Lírio	-	-	446
Others	(1,696)	30	(4)

	11,100	9,678	4,406

Total asset balance	7,222	60,511	17,928

(a)	The nature of related party operations is described in Note 7.

19	Profit sharing

The Company has a profit sharing plan that entitles its employees to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. At December 31, 2009, the Company recorded a provision for profit sharing amounting to R$ 28,237 in the caption of General and administrative expenses.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

20	Management compensation

The amounts recorded in General and administrative expenses referring to the compensation of the Company’s Management members are as follows:

	2009	2008	2007

Board of Directors	975	916	867
Board of Executive Officers	2,365	3,231	4,649

	3,340	4,147	5,516

The total annual amount to be distributed among the Company’s Management members for the year ended on December 31, 2009, as fixed and variable compensation is up to R$ 7,775, according to the shareholders’ meeting on April 30, 2009.

21	Insurance

The Company has insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities. In view of their nature, the risk assumptions made are not included in the scope of the audit of the financial statements. Accordingly, they were not audited by our independent public accountants.

22	Segment Information

Beginning in 2007, following the acquisition, formation and merger of the entities Alphaville, FIT Residencial, Bairro Novo and Tenda, the Company's chief executive officer assesses segment information on the basis of different business corporate segments and economic data rather than geographic regions of its operations.

The segments in which the Company operates are the following: Gafisa for ventures targeted at high and medium income; Alphaville for platted lots; and Tenda for ventures targeted at affordable entry level income.

The Company's chief executive officer, who is responsible for allocating resources among the businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

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

				2009

	Gafisa S.A. (i)	Tenda	Alphaville	Total
Net operating revenue	1,757,195	988,444	276,707	3,022,346
Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)
Gross profit	460,159	316,815	101,610	878,584
Gross margin - %	26.2	32.1	36.7	29.1
Net income for the year	151,104	38,670	23,766	213,540
Receivables from clients (current and non-current)	2,338,464	1,203,001	235,181	3,776,646
Properties for sale (current and non-current)	1,114,339	478,520	155,598	1,748,457
Other assets	1,366,999	695,357	100,864	2,163,220
Total assets	4,819,802	2,376,878	491,643	7,688,323

(i)	Includes all subsidiaries, except Tenda and, Alphaville.

						2008

	Gafisa S.A. (i)	Tenda (ii)	Alphaville	FIT Residencial (iii)	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,977	82,543	18,385	6,153	526,003

Gross margin - %	30.2	31.7	33.1	23.4	18.2	30.2

Net income (loss) for the year	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients (current and long-term)	1,377,689	565,576	174,096	-	1,183	2,118,544
Properties for sale	1,340,554	549,989	135,173	-	3,260	2,028,976
Other assets	915,648	428,465	39,585	-	7,640	1,391,338

Total assets	3,633,891	1,544,030	348,854	-	12,083	5,538,858

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(i)	Includes all subsidiaries, except Tenda, Alphaville, FIT Residencial and Bairro Novo.
(ii)	Includes the result for the period of 10 months and 21 days of FIT Residencial.
(iii)	Includes the result for the period of 2 months and 10 days of Tenda. Thereafter FIT Residencial was merged into Tenda.

					2007

	Gafisa S.A. (*)	Alphaville	FIT Residencial	Bairro Novo	Total

Net operating revenue	1,004,418	192,700	7,169	-	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	-	(867,996)

Gross profit	278,153	55,846	2,292	-	336,291

Gross margin - %	27.7	29.0	32.0	-	27.9

Net income (loss) for the year	91,941	14,994	(11,282)	(4,013)	91,640

Receivables from clients (current and long-term)	873,228	96,718	1,698	-	971,644
Properties for sale	878,137	96,195	45,548	2,399	1,022,279
Other assets	922,201	56,727	26,349	5,585	1,010,862

Total assets	2,673,566	249,640	73,595	7,984	3,004,785
(*)	Includes all subsidiaries, except Alphaville, FIT Residencial and Bairro Novo.

23	Subsequent Events

(a)	Proposal on the split of common shares and increase to the authorized capital limit

On January 8, 2010, the Company submitted the following proposals to the Extraordinary Shareholders’ Meeting called upon and held on February 22, 2010:

(i) Increase the authorized capital limit to 300,000,000 commons shares, in order to restore the interval between current and authorized capital.
(ii) Split of common shares issued by the Company in the ratio of 1:2 (i.e., 2 new shares to one share existing at date of resolution). If the split is approved, capital would comprise 334,154,274 shares.
(iii) If the split is approved, the Company proposes a new adjustment to authorized capital, in the same ratio of 1:2, which would then comprise 600,000,000 common shares.

All of the above proposals were adopted by a vote of our shareholders.

(b)	New pronouncements, interpretations and guidance issued and not adopted

In the process of convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS), several pronouncements, interpretations and guidance were issued over 2009, with mandatory application for the years ending December 2010 onwards and the financial statements for 2009 to be disclosed together with those for 2010 for comparison purposes.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The Company is in the process of evaluating the potential effects related to the following pronouncements, interpretations and guidance, which may have a material impact on financial statements for the year ended December 31, 2009, to be disclosed in comparison with the financial statements ending December 31, 2010, as well as for the following years:

▪
CPC 15 – Business combinations: sets out the accounting treatment for business combinations regarding the recognition and measurement of acquired assets and assumed liabilities, goodwill based on future economic benefits, and minimum information to be disclosed by the Company in these transactions.

▪	CPC 17 – Construction contracts: sets out the accounting treatment for revenue and costs associated with construction contracts.

▪
CPC 18 – Investments in Associates: sets out how to record investments in associates in the individual and consolidated financial statements of the investor and subsidiaries in the financial statements of the parent company.

▪
CPC 19 – Interests in joint venture: sets out how to record interest in joint ventures and how to disclose assets, liabilities, income and expenses of these ventures in the financial statements of investors.

▪
CPC 20 – Borrowing costs: sets out the accounting treatment for borrowing costs and possibility of inclusion in assets when attributable to the acquisition, construction or production of a qualifying asset.

▪
CPC 22 – Segment reporting: establish principles for reporting information on operating segments in the annual financial information that allow the readers of financial statements to evaluate the nature and financial effects of the business activities with which it is involved and the economic environments where it operates.

▪
CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors: sets out the criteria for selection of and change to accounting policies, together with the accounting treatment and disclosure on the change to accounting policies, the change to accounting estimates and correction of errors.

▪
CPC 24 – Subsequent event: sets out when the entity shall adjust its financial statements in relation to subsequent events and the information that it shall disclose on the date on which the authorization is given for issuing the financial statements on events subsequent to the period to which the statements refer.

▪
CPC 25 - Provisions, Contingent Liabilities and Contingent Assets: sets out the criteria for recognition and proper bases for measuring the provisions and contingent liabilities and assets and that sufficient information is disclosed in the notes to financial statements to allow readers to understand their nature, timeliness and value.

▪
CPC 26 - Presentation of Financial Statements: sets out the basis for presentation of financial statements, to ensure comparability both with the entity’s financial statements of previous periods and with the financial statements of other entities, and introduces the statement of comprehensive income as mandatory financial statement.

▪	CPC 27 – Property, plant and equipment: sets out the accounting treatment for property, plant, and equipment as to recognition, measurement, depreciation and impairment losses.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

▪	CPC 28 – Investment property: sets out the accounting treatment for investment property and respective reporting requirements.

▪	CPC 30 – Revenue: sets out the accounting treatment for revenue from certain types of transactions and events.

▪
CPC 31 – Non-current assets held for sale and discontinued operations: sets out the accounting for non-current assets held for sale (on sale) and the presentation and reporting of discontinued operations.

▪	CPC 32 – Income taxes: prescribes the accounting treatment for all types of income taxes.

▪	CPC 33 – Employee benefits: sets out the accounting for and reporting of benefits given to employees.

ICPC-02 – Construction contract of the real estate sector

On December 22, 2009, CVM published its Resolution No. 612, which approved the CPC Technical Interpretation (ICPC) 02 that deals with construction contracts of the real estate sector. This interpretation sets out criteria for accounting for revenue and the corresponding costs of entities that develop and/or build real estate directly or through contractors, to be implemented for 2010.
This pronouncement will produce a material impact on entities which activities are the development of residential and commercial real estate, as follows:

Description	CFC Resolution No. 963/03 (applicable until the year ended December 31, 2009)	ICPC-02 (applicable from the year ending December 31, 2010)
Revenue from real estate sold	Recorded in income according to percentage of completion method.	Recorded in income upon the transfer of deed, risks, and benefits to the real estate purchaser (usually after the completion of the work and upon delivery of keys).
Cost of real estate sold	Recorded in income when incurred, in proportion to the units sold.	Recorded in income in proportion to units sold taking into consideration the same criterion for recognizing revenue from real estate sold.

The captions that will have impact are the following: accounts receivable and real estate development revenues, selling expenses (commission), deferred and current taxes on revenue and income, inventories and real estate development costs and warranty provision.

Taking into consideration the extent of the complexity of changes required by the technical interpretation, the Company is evaluating the effects on its financial statements while it follows up the discussions and debates in the market, particularly in accounting associations and authorities, which will possibly express their opinion on application issues of this technical instruction.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

With CVM Resolution No. 603, the Company is studying the best opportunity to adopt this technical interpretation in 2010, and in this moment, until there is a deeper clarification about the actual adoption of such technical instruction, the Company’s understanding it is not possible to evaluate or quantify with reasonable assurance the possible effects on the financial statements.

(c)	Increase of Gafisa’s participation in 20% in Alphaville’s capital

On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement.  The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$ 126,490 which will be paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

24	Supplemental Information - Pro Forma Consolidated Financial Information

Unaudited condensed pro forma consolidated selected financial information for 2008 and 2007, which assume the acquisition of Tenda (Note 8) had occurred as of the beginning of each fiscal year is as follows:

	2008	2007
	(Unaudited)	(Unaudited)

Net operating revenue	2,061,384	1,443,338
Net income	45,570	84,166
Shares outstanding at the end of the year (in thousands)	129,963	129,452
Earnings per thousand shares outstanding at the end of the year - R$	0.35	0.65

This pro forma statement has been prepared for comparative purposes only and is not intended to be indicative of what the Company's results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

As mentioned in Note 1, on December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of the remaining 40% outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

25	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP

(a)	Description of the GAAP differences

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. At December 31, 2008, the Company has retroactively applied the changes in Brazilian GAAP introduced by the newly formed CPC and the provisions of Law 11638/2007 as from January 1, 2006 (Note 2(a)).

The financial information under US GAAP reflects the retrospective adoption of the standard regarding Noncontrolling Interests in Consolidated Financial Statements as of and for the years ended December 31, 2008 and 2007. This standard clarifies that a noncontrolling interest in a consolidated subsidiary is an ownership interest in the consolidated entity that should be reported within equity in the consolidated financial statements, as shown in the consolidated balance sheets and in the consolidated statements of shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest.

A summary of the Company's principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

On July 1, 2009, the United States Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification TM (the “ASC” or “Codification”), which became the single source of authoritative non-SEC US GAAP for non governmental entities. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or EITF Abstracts. New US GAAP standards are issued in the form of an Accounting Standards Update (“ASU”), which includes revisions to the Codification. ASU’s are not authoritative in their own right; only the content in the Codification itself, as revised by the FASB, is authoritative. United States Securities and Exchange Commission (“SEC”) rules and interpretive releases are also authoritative for SEC registrants, including the Company.

(i)	Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries listed in Note 8. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders' agreements; accordingly, the assets, liabilities, revenues and costs are consolidated based on

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

the proportion of the equity interest held in the capital of the corresponding investee.

Under US GAAP, because such investments provide substantive participating rights granted to the noncontrolling shareholder, they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are accounted for on the equity method of accounting.

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. Accordingly, for purposes of US GAAP the remaining investments are accounted for on the equity method of accounting. Although these differences in GAAP do not affect the Company's net income or shareholders' equity, the line items in the consolidated balance sheet and statement of income are affected.

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

Under US GAAP, the basis for the measurement to determine if construction is beyond a preliminary stage is different from Brazilian GAAP. US GAAP requires construction to be beyond a preliminary stage and substantial sales to have been made to ensure the project will not be discontinued before revenue can be recognized. Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete.

For purposes of the US GAAP shareholders' equity reconciliation as at December 31, 2009, 2008 and 2007, R$ (261,550), R$ (127,308) and R$ (63,822) were adjusted. For purposes of the US GAAP net income reconciliation, R$ (134,242), R$ 37,665 and R$ (55,849) were adjusted for the years ended December 31, 2009, 2008 and 2007 (being: Net operating revenue for 2009 R$ 477,072 (2008 - R$ 85,337; 2007 - R$ 152,064) and Operating costs for 2009 R$ 342,830 (2008 - R$ 47,672; 2007 - R$ 96,215).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The revenue recognition adjustments in shareholders' equity were compiled as follows:

	2009	2008	2007

At the beginning of the year	(127,308)	(63,822)	(7,973)
Adjustments at Fit Residencial through October 21, 2008	-	6,945	-
Consolidation of Tenda	-	(108,096)	-
Effect on net income (i)	(134,242)	37,665	(55,849)

At the end of the year	(261,550)	(127,308)	(63,822)

(i)	Effect on net income attributable to Gafisa in 2008 and 2007. In 2009, it includes consolidation of Tenda’s revenue recognition adjustments.

(iii)	Capitalized interest

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

For purposes of the US GAAP shareholders' equity reconciliation, R$ 5,771 was adjusted as at December 31, 2009 and 2008 and R$ 15,128 as at December 31, 2007. For the purposes of the US GAAP net income reconciliation, R$ (9,357) and R$ (32,544) were adjusted for the years ended December 31, 2008 and 2007.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. As the awards are indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards are remeasured at fair value through the statement of income at each reporting period until settlement. Remeasurement of liability awards can either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the years ended December 31, 2008 and 2007 (Note 25(c) (ii)), and thereafter using the Binomial and Monte Carlo models.

For purposes of the US GAAP net income and shareholders' equity reconciliations, stock option compensation income (expenses) of R$ 7,194, R$ 53,819 and R$ 22,684 for the years ended December 31, 2009, 2008 and 2007, comprised by (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$14,427, R$26,138 and R$17,820 for the years ended December 31, 2009, 2008 and 2007, respectively; and (ii) a reversal (expense) of stock option compensation expense under US GAAP of R$(7,233); R$27,681 and R$4,864 for the years ended December 31, 2009, 2008 and 2007, respectively. A reduction of equity of R$ 3,939, R$ 2,221 and R$ 29,356 was recorded at December 31, 2009, 2008 and 2007.

(v)	Earnings per share

Under Brazilian GAAP, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Brazilian GAAP does not require a retroactive adjustment for stock split.

Under US GAAP,  the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of shares outstanding during the period and all dilutive potential shares outstanding during each period presented, respectively.

On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two new issued shares, increasing the number of then outstanding shares from 167,077,137 to 334,154,274. As required by US GAAP, all information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the stock split on February 22, 2010.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The Company has issued employee stock options (Note 15.2), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti dilutive. For the year ended December 31, 2009, 1,960,250 potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss allocated) to Common shareholders and weighted average Common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2009	2008	2007

Basic numerator
Dividends proposed	50,716	26,104	26,981
US GAAP undistributed earnings (loss)	(87,394)	273,554	36,481

Allocated US GAAP undistributed earnings (loss) available for Common shareholders	(36,678)	299,658	63,462

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	259,341	252,063

Basic earnings (loss) per share - US GAAP - R$	(0.1373)	1.1555	0.2518

Diluted numerator
Dividends proposed	50,716	26,104	26,981
US GAAP undistributed earnings (loss)	(87,394)	273,554	36,481

Allocated US GAAP undistributed earnings (loss) available for Common shareholders	(36,678)	299,658	63,462

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	259,341	252,063
Stock options	-	856	1,154

Diluted weighted-average number of shares	267,174	260,297	253,217

Diluted earnings (loss) per share - US GAAP - R$	(0.1373)	1.1512	0.2506

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

(vi)	Business combinations

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. As indicated in Note 3 (n), effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment, except when it is based on future results. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Goodwill is not amortized but, instead, is assigned to an entity's reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are not recorded for US GAAP purposes (goodwill amortization is also no longer recorded for Brazilian GAAP purposes effective January 1, 2009).

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2009 was R$ 195,088 (2008 – R$ 215,296 and 2007 – R$ 207,400), which was being amortized to income over a period of up to 10 years until December 31, 2008; negative goodwill at December 31, 2009 was R$ 9,408 (2008 – R$ 18,522 and 2007 - R$ 32,223) which was classified as "Negative Goodwill on acquisition of subsidiaries"; and the negative goodwill on the Tenda acquisition of R$ 169,394 was classified at "Deferred gain on sale of investment" at December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2009, 2008 and 2007 was R$ 31,416.

(a)	Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008. As part of the acquisition of a controlling interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$ 411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$ 621,643), which had a total shareholders' equity book value of R$ 1,036,072.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Under Brazilian GAAP, the sale of the 40% ownership interest in FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$ 210,402, reflecting the gain on the sale of the interest in FIT Residencial. Through December 31, 2009, this negative goodwill was amortized over the average construction period (through delivery of the units) of the real estate ventures of FIT Residencial at October 21, 2008. During the year ended December 31, 2009, the Company amortized the remaining total amount of R$ 169,394 of the negative goodwill, represented by the gain on partial sale of Fit Residencial. From October 22 to December 31, 2008 under Brazilian GAAP, the Company amortized R$ 41,008 of the negative goodwill, represented by the gain on the partial sale of Fit Residencial.

Under US GAAP, the Company recorded the transfer of Fit Residencial as a partial sale to the noncontrolling shareholders of Tenda and a gain of R$ 205,527 was recorded in the net income for the year ended December 31, 2008. For purposes of the reconciliation of net income from Brazilian GAAP to US GAAP, the Company also reversed the amortization of the deferred gain under Brazilian GAAP of R$ 169,394 (R$41,008 for the period from October 22, 2008 through December 31, 2008). The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	162,176

205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$ 14,558 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the years ended December 31, 2009 and 2008, the amounts of R$ 3,173 and R$ 468 were amortized, respectively. At December 31, 2009, accumulated amortization was R$ 3,641, and the remaining net book value of R$ 10,917 will be amortized ratably through October 2013. And R$ 10,911 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The fair value allocation on the assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	539,741	323,845
Long-term receivables	252,453	151,472
Properties for sale - non current	174,168	104,501
Intangible assets	42,449	25,469
Other assets	101,191	60,714

Total assets acquired	1,110,002	666,001

Total liabilities assumed	(497,164)	(298,298)

Net assets acquired	612,838	367,703

As mentioned in Note 1, on December 30, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

(b)	Alphaville transaction

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville, a company which develops and sells residential condominiums throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially acquired 60% of Alphaville's shares for R$ 198,400, of which R$20,000 was paid in cash and the remaining R$ 178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$ 134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed. The Company has a commitment to purchase the remaining 40% of Alphaville's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that the Company has a commitment to purchase the remaining 40% of Alphaville (20% in 2010 and the remaining 20% in 2012) in cash or shares,

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

at the Company's sole discretion. On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement.  The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$ 126,490 which will be paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$ 4,052 and R$ 184,656, respectively.

Under US GAAP, acquired intangible assets include, R$ 168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$ 16,583 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %

	At 100	At 60

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Net assets acquired	323,924	194,355

For the year ended December 31, 2009, the Company amortized R$ 16,786 (2008 – R$ 19,185 and 2007 - R$ 2,917) of the fair value assigned in the purchase price allocation. At December 31, 2009, accumulated amortization was R$ 38,888 and the remaining net book value of R$ 97,400 is being amortized as incurred.

(c)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

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

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$ 24,091 and R$ 51,597, respectively.

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

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Negative goodwill for those entities totaled R$ 11,434, which was allocated as a pro rata reduction to the acquired assets. This negative goodwill results primarily from market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

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

US GAAP permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the new USGAAP standard at January 1, 2008 and elected to adopt the fair value option for working capital loans denominated in foreign currency (Note 10). The difference in relation to Brazilian GAAP arises from the adoption date for the fair value measurement. For purposes of the US GAAP shareholders' equity and net income reconciliation, R$ 207 was adjusted as at and for the year ended December 31, 2007, and was reversed in the net income reconciliation for the year ended December 31, 2008

(viii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 25(d)(i)). The reclassifications are summarized as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•
For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by US GAAP. These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the presentation of the balance sheet, R$ 11,410, R$12,843 and R$ 22,390 were adjusted for US GAAP as at December 31, 2009, 2008 and 2007, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

•
Under Brazilian GAAP, the deferred gain recorded on the acquisition of the Diodon receivables portfolio is recorded on the balance sheet in Negative goodwill on acquisition of subsidiaries. Under US GAAP, the gain is treated as a component of the fair value of the assets acquired.

•
Under Brazilian GAAP certain court-mandated escrow deposits made into escrow are netted against the corresponding contingency provisions. For purposes of US GAAP, as these do not meet the right of offset criteria, such deposits are presented as assets and not netted against liabilities.

•
Under Brazilian GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented net of accumulated amortization, as deferred expenses in current and non-current assets.

•
Under Brazilian GAAP, deferred income taxes are not netted and assets are shown separately from liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

•
Under Brazilian GAAP, noncontrolling interests are recorded as noncontrolling interests shown separately from equity. For US GAAP purposes, noncontrolling interests are reported within equity of noncontrolling interests in the consolidated financial statements.

(ix)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income prepared under the Brazilian GAAP to present a condensed

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

consolidated statement of income (loss) in accordance with US GAAP (Note 25(d)(ii)). The reclassifications are summarized as follows:

•
Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of US GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item (Equity in results) in the recast consolidated statement of income (loss) under US GAAP.

•
Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of income presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of income (loss) in accordance with US GAAP.

•	The net income differences between Brazilian GAAP and US GAAP (Note 25(b)(i)) were incorporated in the statement of income (loss) in accordance with US GAAP.

•
Under Brazilian GAAP, noncontrolling interests are recorded and displayed as a reduction of income before noncontrolling interests in arriving at net income. For US GAAP purposes, noncontrolling interests are reported as a reduction of net income in arriving at net income attributable to Gafisa.

(b)	Reconciliation of significant differences between
Brazilian GAAP and US GAAP

(i)	Net income

	Note	2009	2008	2007

Net income under Brazilian GAAP		213,540	109,921	91,640
Revenue recognition - net operating revenue	25(a)(ii)	(477,072)	85,337	(152,064)
Revenue recognition - operating costs	25(a)(ii)	342,830	(47,672)	96,215
Amortization of capitalized interest	25(a)(iii)	-	(9,357)	(32,544)
Stock compensation (expense) reversal	25(a)(iv)	7,194	53,819	22,684
Reversal of goodwill amortization of Alphaville	25(a)(vi)	-	10,734	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vi)	(173,660)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vi)	-	205,527	-
Business Combination of Tenda	25(a)(vi)	(3,173)	(468)	-
Business Combination of Alphaville	25(a)(vi)	(16,786)	(19,185)	(2,917)
Fair value option of financial liabilities	25(a)(vii)	-	(207)	207
Other, net		49	(356)	370
Noncontrolling interests on adjustments above		36,188	6,839	1,994
Tenda’s share issuance cost		11,072	-	-
Deferred income tax on adjustments above		23,140	(41,455)	30,377

Net income (loss) attributable to Gafisa under US GAAP		(36,678)	299,658	63,462

Net income attributable to the noncontrolling interests under US GAAP		42,276	47,900	4,738

Net income under US GAAP		5,598	347,558	68,200

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Note	2009	2008	2007

Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares		267,174	259,341	252,063
Earnings (loss) per share
Common (i)
Basic		(0.1373)	1.1555	0.2518
Diluted		(0.1373)	1.1512	0.2506
Reconciliation from US GAAP net income (loss) attributable to Gafisa to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)		(36,678)	299,658	63,462
US GAAP net income (loss) available to Common shareholders (basic and diluted earnings)		(36,678)	299,658	63,462

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

(ii)	Shareholders' equity

	Note	2009	2008	2007

Shareholders' equity under Brazilian GAAP		2,325,634	1,612,419	1,498,728
Revenue recognition - net operating revenue	25(a)(ii)	(821,707)	(344,635)	(185,034)
Revenue recognition - operating costs	25(a)(ii)	560,157	217,327	121,212
Capitalized interest	25(a)(iii)	99,897	99,897	99,897
Amortization of capitalized interest	25(a)(iii)	(94,126)	(94,126)	(84,769)
Liability-classified stock options	25(a)(iv)	(3,939)	(2,221)	(29,356)
Receivables from clients	25(a)(vii)	11,410	12,843	22,390
Liability assumed	25(a)(vii)	(11,410)	(12,843)	(22,390)
Financial liability		-	-	207
Reversal of goodwill amortization of Alphaville	25(a)(vi)	18,234	18,234	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vi)	(227,479)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vi)	205,527	205,527	-
Business Combination – Tenda	25(a)(vi)	13,231	16,404	-
Business Combination – Alphaville	25(a)(vi)	(38,888)	(22,102)	(2,917)
Other, net		(538)	266	(339)
Noncontrolling interests on adjustments above		56,425	20,237	185
Deferred income tax on adjustments above		72,827	49,687	16,556

Gafisa shareholders' equity under US GAAP		2,165,255	1,723,095	1,441,870

Noncontrolling interests under US GAAP		47,912	451,342	39,576

Total shareholders’ equity under US GAAP		2,213,167	2,174,437	1,481,446

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed changes in total shareholders'
equity under US GAAP

	2009	2008	2007

At beginning of the year	2,174,437	1,481,446	796,301
Capital increase, net of issuance expenses	9,736	7,671	476,159
Capital increase – Alphaville	-	-	134,029
Sale of treasury shares	82,046	-	-
Net income (loss) attributable to Gafisa	(36,678)	299,658	63,462
Tenda’s shares issuance cost	(11,072)
Minimum mandatory dividend	(50,716)	(26,104)	(26,981)
Additional 2006 dividends	-	-	(50)
Noncontrolling interests	45,414	411,766	38,526

At end of the year	2,213,167	2,174,437	1,481,446

	2009

	Gafisa	Non controlling interests

At beginning of the year	1,723,095	451,342
Capital increase, net of issuance expenses	9,736	-
Merger of Tenda’s shares	448,844	(448,844)
Sale of treasury shares	82,046	-
Net income (loss)	(36,678)	42,276
Tenda’s shares issuance cost	(11,072)	-
Minimum mandatory dividend	(50,716)	-
Other, net	-	3,138

At end of the year	2,165,255	47,912

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed shareholders' equity
under US GAAP

	2009	2008	2007

Shareholders' equity
Common shares, comprising 333,554,788 shares outstanding (2008 - 259,925,092; 2007 - 258,904,242)	1,586,184	1,199,498	1,191,827
Treasury shares	(1,731)	(14,595)	(14,595)
Appropriated retained earnings	580,802	538,192	182,861
Unappropriated retained earnings	-	-	81,777

Total Gafisa shareholders’ equity	2,165,255	1,723,095	1,441,870

Noncontrolling interests	47,912	451,342	39,576

Total shareholders’ equity	2,213,167	2,174,437	1,481,446

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; the standards and interpretations described below have not had or are not expected to have a material impact on the financial position and results of operations of the Company, unless otherwise indicated.

(a)	Accounting pronouncements adopted

In December 2007, the FASB issued a new standard on accounting for business combinations, which replaced a prior standard. This statement retains the fundamental requirements of the prior standard that the acquisition method of accounting (which was called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. The prior standard did not define the acquirer, although it included guidance on identifying the acquirer, as does this Statement. This statement’s scope is broader than that of the prior standard, which applied only to business combinations in which control was obtained by transferring consideration.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The result of applying this prior guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values, a practice that provided less relevant, representationally faithful, and comparable information than will result from applying this new standard. In addition, this new statement’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer, which improves the completeness of the resulting information and makes it more comparable across entities. By applying the same method of accounting, the acquisition method, to all transactions and other events in which one entity obtains control over one or more other businesses, this statement improves the comparability of the information about business combinations provided in financial reports. Further, this new standard requires that all other costs associated with the business combination be expensed as incurred. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will apply this pronouncement on a prospective basis for each new business combination effective January 1, 2009 pursuant to the aforementioned application timetable, however, no business combinations have been completed since this date.

In December 2007, the FASB issued a new standard on accounting, which clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Further, changes in a parent’s ownership in a consolidated subsidiary that do not result in a change in control are accounted for as equity transactions. As a result, no gain or loss should be recognized from a sale of shares of a consolidated subsidiary, and the purchase of additional shares of a subsidiary would not be accounted for using the acquisition method of accounting. Instead, the carrying amount of the non controlling interest is adjusted to reflect the change in ownership of the subsidiary, and any difference between the fair value of the consideration paid or received and the amount by which the non controlling interest is adjusted is recognized in equity attributable to the parent. This statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (that is, January 1, 2009, for entities with calendar year-ends). Earlier adoption is prohibited. The effective date of this Statement is the same as that of the related new standard on business combinations. The Company has applied this Statement prospectively as of January 1, 2009, except for the presentation and disclosure requirements. The presentation and disclosure requirements have been applied retrospectively for all periods presented. The provisions of this standard were applied to the acquisition of the remaining non controlling interest in Tenda in December 2009.

In March 2008, the FASB issued a new standard on disclosures about derivative instruments and hedging activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company adopted this statement effective January 1, 2009.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

In May 2009, the FASB issued a new standard on subsequent events, which was amended in February 2010. The objective of this Statement is to establish principles and requirements for subsequent events.  In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements (ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements and (iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. This statement is effective for interim or annual financial periods ending after June 15, 2009. The Company adopted this statement effective June 30, 2009.

(b)	Accounting pronouncements
not yet adopted

The FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, in June 2009 to codify in ASC 105, “Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative US GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernamental entities. The Company has adopted the provisions of ASU 2009-01 in these consolidated financial statements, and there was no impact.

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

(ii)	Additional information - stock option plan

The Company has adopted the modified prospective transition method and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions were: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

As of December 31, 2009, all the liability-classified awards were remeasured at their fair value and amounted to R$ 3,939 (2008 - R$ 2,221, 2007 - R$ 29,356). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled an expense of R$ 7,233 in the year ended December 31, 2009 (2008 - reversal of R$ 27,681, 2007 - reversal of R$ 4,864). The assumptions were: weighted historical volatility of 69% (2008 - 50%, 2007 - 47%); expected dividend yield of 1.1% (2008 - 0.3%, 2007 – 0.6%); average annual risk-free interest rate of 9% (2008 and 2007 - 12%), and; expected average total lives of 2.0 years in 2009 (2008 and 2007 - 2.6 years). As of December 31, 2009, the compensation cost related to nonvested stock options to be recognized in future periods was R$ 14,090 (2008 - R$ 2,011; 2007 - R$ 14,063) and its weighted average recognition period was approximately 2.0 years in 2009 (2008 and 2007 - 2.8 years).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iii)	Fair value of financial instruments

(a)	US GAAP standard adopted in 2008

The Company adopted a new US GAAP standard, effective January 1, 2008, (Note 25 (a) (viii)), which, among other things, requires enhanced disclosures about assets and liabilities carried at fair value.

As defined in US GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). However, as permitted under US GAAP, the Company utilizes a mid-market pricing convention (the mid-point price between bid and ask prices) as a practical expedient for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. US GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by US GAAP are as follows:

(i)
Level 1 - quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives and listed equities.

(ii)
Level 2 - pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

category include non-exchange-traded derivatives such as over-the-counter forwards and options.

(iii)
Level 3 - pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to US GAAP and includes in Level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2009. As required by US GAAP, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair value measurements at December 31, 2009

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Assets
Financial investments	-	1,135,593	-	1,135,593

	Fair value measurements at December 31, 2008

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Assets
Financial investments	-	455,036	-	455,036
Derivatives	-	86,752	-	86,752

Liabilities
Working capital loans	-	313,557	-	313,557

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

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

The estimated fair values of financial instruments not accounted for at fair value on a recurring basis are as follows:

		2009		2008		2007

	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash, cash equivalents and financial statements	1,348,403	1,348,403	510,504	510,504	512,185	512,185
Restricted cash	47,265	47,265	76,928	76,928	9,851	9,851
Receivables from clients, net - current portion	1,188,662	1,188,662	1,060,845	1,060,845	269,363	269,363
Receivables from clients, net - non current portion	1,691,642	1,691,642	720,298	720,298	505,073	505,073

Financial liabilities
Loans and financing	1,129,715	1,129,715	1,018,208	1,010,278	437,334	437,217
Debentures	1,928,077	1,928,077	506,930	506,930	249,190	249,190
Trade accounts payable	169,085	169,085	103,592	103,592	82,334	82,334
Derivatives	-	-	86,752	86,752	5,857	5,857

(d)	US GAAP condensed consolidated
financial information

The financial information under US GAAP reflects the retrospective adoption of the new standard on accounting for non controlling interests as of and for the years ended December 31, 2008 and 2007.

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders' equity (see

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance
sheets under US GAAP

	2009	2008	2007

Assets
Current assets
Cash and cash equivalents	1,348,403	510,504	512,185
Restricted cash	47,265	76,928	9,851
Receivables from clients	1,188,662	1,060,845	269,363
Properties for sale	1,796,000	2,058,721	990,877
Other accounts receivable	87,502	127,150	101,279
Prepaid expenses	14,122	27,732	45,003
Investments	185,364	49,135	46,249
Property and equipment, net	58,969	50,852	27,336
Intangibles, net	151,343	188,199	153,240
Goodwill	31,416	31,416	31,416
Other assets
Receivables from clients	1,691,642	720,298	505,073
Properties for sale	416,083	149,403	149,403
Deferred income tax	15,912	35,067	-
Other	96,647	93,153	47,765

Total assets	7,129,330	5,179,403	2,889,040

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	430,853	59,196
Debentures	132,077	64,930	9,190
Obligations for purchase of land	241,396	278,745	244,696
Materials and services suppliers	169,085	103,592	82,334
Taxes and labor contributions	199,472	112,729	60,996
Advances from clients - real estate and services	349,483	176,958	26,485
Credit assignments	118,846	46,844	1,442
Acquisition of investments	21,090	25,296	48,521
Dividends payable	50,716	26,106	26,981
Others	81,863	85,445	73,541
Long-term liabilities
Loans, net of current portion	476,645	587,355	378,138
Debentures, net of current portion	1,796,000	442,000	240,000
Deferred income tax	-	-	3,728
Obligations for purchase of land	141,563	225,639	73,056
Others	484,857	398,474	79,290

Shareholders' equity
Total Gafisa shareholders’ equity	2,165,255	1,723,095	1,441,870
Noncontrolling interests	47,912	451,342	39,576

Total shareholders’ equity	2,213,167	2,174,437	1,481,446

Total liabilities and shareholders' equity	7,129,330	5,179,403	2,889,040

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(ii)	Condensed consolidated statements of
income under US GAAP

	2009	2008	2007

Gross operating revenue
Real estate development and sales	2,386,022	1,717,930	1,091,071
Construction and services rendered	48,662	37,369	35,053
Taxes on services and revenues	(96,373)	(62,593)	(35,492)

Net operating revenue	2,338,311	1,692,706	1,090,632

Operating costs (sales and services)	(1,652,850)	(1,198,256)	(865,756)

Gross profit	685,461	494,450	224,876

Operating expenses
Selling, general and administrative	(439,459)	(306,134)	(192,025)
Other	(161,077)	163,363	1,595

Operating income	84,925	351,679	34,446

Financial income	125,913	99,335	48,924
Financial expenses	(209,535)	(59,137)	(21,681)

Income before income tax, equity in results and noncontrolling interest	1,303	391,877	61,689

Taxes on income
Current	(16,398)	(21,575)	(21,559)
Deferred	(43,169)	(49,001)	19,571

Income tax expense	(59,567)	(70,576)	(1,988)

Income (loss) before equity in results and noncontrolling interests	(58,264)	321,301	59,701
Equity in results	63,862	26,257	8,499

Net income	5,598	347,558	68,200
Less: Net income attributable to the noncontrolling interests	(42,276)	(47,900)	(4,738)

Net income (loss) attributable to Gafisa	(36,678)	299,658	63,462
Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(36,678)	299,658	63,462
US GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	299,658	63,462
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	(36,678)	299,658	63,462
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	299,658	63,462

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iii)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2009	2008	2007

At January 1	(10,830)	(16,407)	(7,230)
Valuation allowance - relates to jointly-controlled subsidiaries subject to the taxable profit regime	(3,718)	5,577	(9,177)

At December 31	(14,548)	(10,830)	(16,407)

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

The adoption of FIN 48 did not have any impact in the Company's statement of income and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2009, 2008 and 2007, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

(iv)	Statement of comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.  US GAAP requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and other comprehensive income that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income is the same as net income.

*          *          *

Report of Independent Registered Public Accounting Firm

To the Shareholders’ and the Board of Directors of Construtora Tenda S.A.:

1.
We have audited the consolidated balance sheet of Construtora Tenda S.A. (the “Company”) as of December 31, 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the period from October 22, 2008 through December 31, 2008 (not presented herein), all expressed in Brazilian Reais.  These consolidated financial statements are the responsibility of the Company’s Management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Brazil. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the consolidated financial statements referred to above fairly present, in all material respects, the consolidated financial position of Construtora Tenda S.A. as of December 31, 2008 and the results of its operations and its cash flows for the period from October 22, 2008 through December 31, 2008 in conformity with accounting practices adopted in Brazil.

4.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/ Terco Grant Thornton Auditores Independentes      São Paulo, April 27, 2009

A-1