Form 20-F/A
period 2009-12-31
Gafisa S.A.
filed 2012-05-30
CIK 1389207

As filed with the Securities and Exchange Commission on May 29, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F/A

(Amendment No. 1)
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

Commission file number: 001-33356
_____________________________

GAFISA S.A.
(Exact name of Registrant as specified in its charter)
_____________________________

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil

(Jurisdiction of incorporation or organization)
Av. Nações Unidas No. 8,501, 19th Floor
05425-070 - São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55(11) 3025-9348
e mail: ri@gafisa.com
Att: Alceu Duilio Calciolari – Chief Executive Officer
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
_____________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
_____________________________

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐   Yes     ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934.   ☐ Yes      ☒  No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☐  Yes       ☒  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
☒ Large Accelerated Filer          ☐ Accelerated Filer        ☐ Non-accelerated Filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  ☐ US GAAP      ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board      ☒ OtherIf “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17      ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes      ☒ No

EXPLANATORY NOTE

THE PURPOSE OF THIS AMENDMENT (THIS “FORM 20-F/A”) TO THE ANNUAL REPORT ON THE FORM 20-F FOR THE YEAR ENDED DECEMBER, 31, 2009 FILED BY GAFISA S.A (“GAFISA”) ON MARCH, 10, 2010 (THE “2009 FORM 20-F”) IS TO : (1) RESTATE THE U.S. GAAP CONSOLIDATED FINANCIAL INFORMATION INCLUDING THE RECONCILIATION FOUND IN THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FILED HEREWITH, (2) INCLUDE REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, WHICH WERE PREVIOUSLY WITHDRAWN ON THE ACCOMPANYING FINANCIAL STATEMENTS, (3) INCLUDE MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING, (4) INCLUDE REVISED ITEM 15 – CONTROLS AND DISCLOSURES, (5) MAKE REVISIONS TO CERTAIN PARTS OF ITEM 16 IN RESPECT TO CHANGES IN OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, (6) INCLUDE UPDATED CERTIFICATIONS PURSUANT TO SECTIONS 302 AND 906 OF THE SARBANES-OXLEY ACT OF 2002, AND (7) INCORPORATE REVISIONS IN RESPONSE TO CERTAIN COMMENTS RECEIVED FROM THE STAFF OF THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”). THE BRAZILIAN GAAP FINANCIAL STATEMENTS WERE ALSO RESTATED, AS PER NOTE 26 OF THE CONSOLIDATED FINANCIAL STATEMENTS.

OTHER THAN AS EXPRESSLY SET FORTH ABOVE, THIS FORM 20-F/A DOES NOT, AND DOES NOT PURPORT TO, AMEND, UPDATE, OR RESTATE THE INFORMATION IN ANY ITEM OF THE 2009 FORM 20-F OR REFLECT ANY EVENTS THAT HAVE OCCURRED AFTER THE 2009 FORM 20-F WAS FILED.

AS INDICATED ELSEWHERE HEREIN, THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS NOT PROVIDED AN ATTESTTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING FOR 2009.  ACCORDINGLY, THIS FORM 20-F/A DOES NOT COMPLY WITH ALL OF THE PREPARATIONAL REQUIREMENTS OF THE SEC RULES, AND IS DEFICIENT IN THAT REGARD.

i

ii

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

The Brazilian Central Bank and the CVM set 2010 as the deadline for adoption of International Financial Reporting Standards, or “IFRS,” for the consolidated financial statements of financial institutions and publicly-held companies. On December 28, 2007, Law No. 11,638/07 was enacted, amending the Brazilian corporate law regarding the accounting practices adopted in Brazil. As of December 31, 2010, our consolidated financial statements will be prepared in accordance with the accounting practices adopted in Brazil, which correspond to the CVM Rules, and the pronouncements, interpretation and guidelines of the CPC (collectively “Brazilian GAAP”).   Brazilian GAAP in effect in 2010 is generally referred to as International Financial Reporting Standards (“IFRS”) applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including OCPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method).   Brazilian GAAP in effect in 2010 is not consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) as a result of the application of the aforementioned revenue recognition policies.

Our Brazilian GAAP financial statements as of and for the years ended December 31, 2007 and 2006 reflect the changes introduced by Law 11,638/07 and the accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006. Selected financial information presented as of and for the year ended December 31, 2005 has not been re-presented on the basis of the new accounting policies introduced in 2008, as the cost and time required to prepare such information would be prohibitive. As a result, such information is not comparable to the financial information reported herein as of and for the years ended December 31, 2009, 2008, 2007 and 2006.

When we present our Brazilian GAAP financial statements as of and for the years ended December 31, 2010 and 2009, we expect to restate the financial statements as of and for the year ended December 31, 2009 to conform  with new Brazilian GAAP accounting standards which will be applied retroactively from January 1, 2009.

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our consolidated financial statements included elsewhere in this annual report contain a reconciliation of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP consolidated financial statements.

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

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, see the notes to our audited consolidated financial statements included elsewhere in this annual report.

This financial information should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report.

	As of and for the year ended December 31,
	2009 As Restated (1)		2008 As Restated (1)		2007 As Restated (1) (2)		2006 As Restated (1) (2)		2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)
Income statement data:
Brazilian GAAP:
Gross operating revenue	R$	3,144,880	R$	1,805,468	R$	1,251,894	R$	681,791	R$	480,774
Net operating revenue		3,036,357		1,740,404		1,204,287		648,158		457,024
Operating costs		(2,143,762)		(1,214,401)		(867,996)		(464,766)		(318,211)
Gross profit		892,595		526,003		336,291		183,392		138,813
Operating expenses, net		(431,421)		(357,798)		(236,861)		(118,914)		(79,355)
Financial income (expenses), net		(111,006)		7,815		28,628		(11,943)		(31,162)
Non-operating income (expenses), net		—		—		—		—		(1,024)
Income before taxes on income and noncontrolling interest		350,168		176,020		128,058		52,535		27,272
Taxes on income		(95,406)		(43,397)		(30,372)		(8,525)		3,405
Noncontrolling interest		(41,222)		(22,702)		(6,046)		—		—
Net income		213,540		109,921		91,640		44,010		30,677
Share and ADS data(3):
Earnings per share—R$ per share		1.2804		0.8458		0.7079		0.4258		1.2457
Number of preferred shares outstanding as at end of year		—		—		—		—		16,222,209
Number of common shares outstanding as at end of year		166,777,934		129,962,546		129,452,121		103,369,950		8,404,185
Earnings per ADS—R$ per ADS (4)		2.5608		1.6916		1.4158		0.8516		2.4914
U.S. GAAP:
Net operating revenue		1,778,798		1,325,441		997,975		659,514		435,886
Operating costs		(1,300,322)		(992,122)		(817,770)		(487,881)		(328,451)
Gross profit		478,476		333,319		180,205		171,633		107,435
Operating expenses, net		(574,932)		(108,036)		(190,430)		(139,188)		(77,305)
Financial income (expenses), net		(102,925)		76,653		31,629		4,022		(17,684)
Income (loss) before income taxes, equity in results and noncontrolling interest		(199,381)		301,936		21,404		36,467		12,446

	As of and for the year ended December 31,
	2009 As Restated (1)		2008 As Restated (1)		2007 As Restated (1) (2)		2006 As Restated (1) (2)		2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)
Taxes on income		(12,563)		(42,295)		5,405		(11,776)		(1,274)
Equity in results		82,097		29,873		18,997		894		22,593
Cumulative effect of a change in an accounting principle:		—		—		—		(157)		—
Net income (loss)		(129,847)		289,514		45,806		25,428		33,765
Less: Net income (loss) attributable to noncontrolling interests		(30,333)		(17,485)		(15,236)		(1,125)		(571)
Net income (loss) attributable to Gafisa		(160,180)		272,029		30,570		24,303		33,194

Per share and ADS data(3):
Per preferred share data—R$ per share:
Earnings (loss) per share—Basic		—		—		—		0.0759		0.3028
Earnings (loss) per share—Diluted		—		—		—		0.0749		0.3011
Weighted average number of shares outstanding – in thousands		—		—		—		3,402		85,606
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(0.5995)		1.0489		0.1213		0.1244		0.1735
Earnings (loss) per share—Diluted		(0.5995)		1.0455		0.1207		0.1229		0.1727
Weighted average number of shares outstanding – in thousands		267,174		259,341		252,063		197,592		48,788
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—
Per ADS data—R$ per ADS(4):
Earnings (loss) per ADS—Basic (4)		(1.1991)		2.0978		0.2426		0.2487		0.3469
Earnings (loss) per ADS—Diluted (4)		(1.1991)		2.0909		0.2414		0.2458		0.3453
Weighted average number of ADSs outstanding – in thousands		133,587		129,671		126,032		98,796		24,394
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and financial investments	R$	1,424,053	R$	605,502	R$	517,420	R$	266,159	R$	133,891
Current and non-current properties for sale		1,748,457		2,028,976		1,022,279		486,397		304,329
Working capital(6)		3,155,154		2,448,305		1,315,406		926,866		464,589
Total assets		7,688,323		5,538,858		3,004,785		1,558,590		944,619
Total debt(7)		3,122,132		1,552,121		695,380		295,445		316,933
Total shareholders’ equity		2,325,634		1,612,419		1,498,728		807,433		270,188

U.S. GAAP:
Cash and cash equivalents		292,940		183,524		213,069		220,556		26,053
Marketable securities		1,005,882		326,980		299,116		40,363		110,100
Restricted cash		96,846		76,928		9,851		—		—
Current and non-current properties for sale		3,007,706		2,651,219		1,204,881		500,026		377,937
Working capital(6)		2,803,175		2,710,350		1,956,074		786,616		471,993
Total assets		7,153,797		5,268,240		2,864,935		1,632,151		900,198
Total debt(7)		3,057,092		1,525,138		686,524		289,416		294,149
Total Gafisa shareholders’ equity		1,984,409		1,665,489		1,407,266		793,539		289,415
Noncontrolling interests		16,052		431,425		50,074		1,050		197
Total shareholders’ equity		2,000,461		2,097,176		1,457,340		794,589		289,612

Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities		(676,693)		(812,512)		(451,929)		(271,188)		(112,947)
Investing activities		(65,577)		(78,300)		(149,290)		(25,609)		(5,576)
Financing activities		1,540,353		911,817		842,629		429,065		206,526

Operating data:
Number of new developments		69		64		53		30		21
Potential sales value(11)		2,301,224		2,763,043		2,235,928		1,005,069		651,815
Number of units launched(8)		10,795		10,963		10,315		3,052		2,363
Launched usable area (m2)(9) (10)		1,415,110		1,838,000		1,927,821		407,483		502,520
Sold usable area (m2)(9) (10)		1,378,177		1,339,729		2,364,173		357,723		372,450

	As of and for the year ended December 31,
	2009 As Restated (1)	2008 As Restated (1)	2007 As Restated (1) (2)	2006 As Restated (1) (2)	2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)
Units sold	22,012	11,803	6,120	3,049	1,795

(1)
The Brazilian GAAP financial information was restated to correct the accounting treatment for net income attributable to non-controlling interest related to an unincorporated venture to financial expenses. Our U.S. GAAP financial information was restated to correct the accounting for revenue recognition, retrospective adjustment to Tenda’s purchase price allocation adjustment arising from the restatements of Tenda’s assets acquired and liabilities assumed following the correction of the revenue recognition error, revision of the classification of non-controlling interest to financial expenses, and deferred tax effects on the adjustments.  See the Explanatory Note preceding Part I of this annual report on Form 20-F, Item 5B. Operating and Financial Review and Prospects – Liquidity and Capital Resources – U.S. GAAP Reconciliation and U.S. GAAP Operating Trends and Note 26 in our consolidated financial statements.

(2)
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

(4)	Earnings per ADS is calculated based on each ADS representing two common shares.

(5)	The following table sets forth reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income (loss) available to common shareholders:

	As of and for the year ended December 31,
	2009 As Restated (1)	2008 As Restated (1)	2007 As Restated (1)	2006 As Restated (1)	2005 As Restated (1)
Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (loss) (Basic)	(160,180)	272,029	30,570	24,303	33,194
Preferred Class G exchange*	—	—	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	—	(258)	(16,334)
U.S. GAAP net income (loss) available to common shareholders (Basic earnings)	(160,180)	272,029	30,570	24,045	7,274
Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Diluted):
U.S. GAAP net income (loss)	(160,180)	272,029	30,570	24,303	33,194
Preferred Class G exchange*			—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Diluted earnings)			—	(258)	(16,373)
U.S. GAAP net income (loss) available to common shareholders (Diluted earnings)	(160,180)	272,029	30,570	24,045	7,235

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

(6)	Working capital equals current assets less current liabilities.

(7)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(8)	The units delivered in exchange for land pursuant to swap agreements are not included.

(9)	One square meter is equal to approximately 10.76 square feet.

(10)	Does not include data for FIT, Tenda and Bairro Novo.

(11)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

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

We expect that the continuing expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of the date of this annual report, our net debt level and obligations to venture partners was in excess of R$2.0 billion, our cash and cash equivalents and marketable securities was in excess of R$1.4 billion and our total debt was R$3.1 billion and obligations to venture partners was R$0.3 billion.

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

As of December 31, 2009, our total debt was R$3.1 billion and our short-term debt was R$801.0 million. In addition, as of December 31, 2009, our cash and cash equivalents and marketable securities available was R$1.4 billion and our net debt represented 83.8% of our shareholders’ equity including the noncontrolling interest. Our indebtedness has variable interest rates. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of R$31.2 million on our earnings and cash flows, based on the net debt level as of December 31, 2009.

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

Changes in Brazilian GAAP may adversely affect timing of revenue recognition.

Law No. 11,638 /07, effective as of January 1, 2008 and as amended by Law No. 11,941/09, amended the Brazilian corporate law regarding corporate accounting practices in Brazil. The changes primarily sought to update the law to facilitate the process of changing Brazilian GAAP, and permitted the CVM to issue new accounting standards and procedures substantially consistent with international accounting standards. Portions of these regulations are currently in effect. Although the changes became effective on January 1, 2010, the CVM still permits public companies to present their quarterly reports under the prior rules.

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

Material weaknesses identified in our internal control over financial reporting could result in a material misstatement in our financial statements as well as result in our inability to file periodic reports within the timeframes required by federal securities laws, which could have a material adverse effect on our business and stock price.

We are required to design, implement and maintain effective controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Material weaknesses identified in our internal control over financial reporting could result in future material misstatement in our financial statements as well as result in our incurring increased costs in order to timely file periodic reports required by federal securities laws, which could have a material adverse effect on our business and stock price.

Furthermore, our independent registered public accounting firm was unable to issue an opinion on our internal control over financial reporting as of December 31, 2009, and accordingly this Form 20-F/A is deficient.  Such deficiency until eventually remedied will preclude us from issuing registered securities in the United States capital markets.

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

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or “GDP;”

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	lack of credit funding provided by the government’s financial institution, Caixa Economica Federal – CEF for real estate programs, such as Minha Casa, Minha Vida;

•	energy shortages;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

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

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. In addition, we may acquire the remaining 20% of Alphaville’s shares that we currently do not own through the issuance of new shares, which we intend to complete by 2012. As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company.”

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

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. In addition, we may acquire the remaining 20% of Alphaville’s shares that we currently do not own by 2012.

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

We are one of Brazil’s most geographically-diversified homebuilders currently operating in more than 120 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District, which represents approximately 90% of the national population and approximately 89% of the gross domestic product as of December 31, 2009. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2009 approximately 37% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

residential units,

land subdivisions (also known as residential communities), and commercial buildings;

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

Overview of Residential Buildings

In the residential buildings product category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2009, approximately 37% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

The table below sets forth our luxury building developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2009)
Horto – Phase 1	2007	50	44,563	2010	180	98
Vision	2007	100	19,712	2010	284	76
Supremo	2007	100	34,864	2011	192	86
London Green – Phase 2	2008	100	15,009	2010	140	67
Horto – Phase 2	2008	50	44,596	2011	184	97
Costa Maggiore	2008	50	9,386	2010	60	87
Alphaville Berra da Tijuca	2008	65	170,010	2011	259	88
Chácara Sant’Anna	2008	50	30,517	2011	158	54
Details	2008	100	7,802	2011	38	63
Quintas do Pontal	2008	100	21,915	2010	91	20
Laguna di Mare	2008	80	17,454	2011	146	17
Nouvelle	2008	100	5,367	2012	12	7
MontBlanc	2008	80	30,479	2011	112	22
Manhattan Square – Phase 1 Com	2008	50	25,804	2011	716	40
Reserva Laranjeiras	2008	100	11,740	2010	108	97
Verdemar – Phase 2	2009	100	12,593	2011	77	39
Centro Empresarial Madureira	2009	100	5,836	2011	195	78
Supremo Ipiranga	2009	100	13,904	2012	108	59
Sorocaba	2009	100	7,046	2012	81	79
Vistta Santana	2009	100	27,897	2012	179	80
The Place	2009	80	7,481	2012	21	43
Magno	2009	100	8,686	2012	34	90
Paulista Corporate	2009	100	5,615	2011	97	69
London Ville	2009	100	18,768	2012	195	24
Vision Brooklin	2009	100	20,536	2012	266	71
IT Style	2009	100	16,208	2013	204	37

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

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

The restated table below sets forth our middle-income building developments launched between January 1, 2007 and December 31, 2009:

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
Collori	2006	100	39,462	2010	167	100
Península FIT	2006	100	24,080	2010	93	97
Blue Land	2006	100	18,252	2010	120	99
Vivance Res. Service	2006	100	14,717	2010	187	98
CSF Acácia	2007	100	23,461	2010	192	100
Olimpic Bosque da Saúde	2007	100	19,150	2010	148	81
Magic	2007	100	31,487	2010	268	42
London Green	2007	100	28,998	2010	300	67
GrandValley Niterói	2007	100	17,905	2010	161	93
SunValley	2007	100	7,031	2011	58	44
Reserva Santa Cecília	2007	80	15,854	2010	122	22
Solares da Vila Maria	2007	100	13,376	2010	100	100
Acqua Residence – Phase 2	2007	100	7,136	2010	72	40
Bella Vista	2007	100	15,406	2010	116	36
Parc Paradiso – Phase 2	2007	90	10,427	2010	108	95
Parc Paradiso – Phase 1	2007	90	35,987	2010	324	95
Privilege Residencial	2007	80	16,173	2010	194	82
Orbit	2007	100	11,332	2010	185	30
JTR – Phase 3	2007	50	8,520	2010	140	47
Enseada das Orquídeas	2007	80	52,589	2011	475	72
Horizonte	2007	60	7,505	2010	29	80
Secret Garden	2007	100	15,344	2010	252	66
Evidence	2007	50	23,487	2010	144	59
Acquarelle	2007	85	17,742	2010	259	66
Art Ville	2007	50	16,157	2010	263	92
Isla	2007	100	31,423	2010	240	88
Grand Valley	2007	100	16,908	2010	240	61
Acqua Residence – Phase 1	2007	100	28,400	2010	380	40
Celebrare	2007	100	14,679	2010	188	77
Reserva do Lago	2007	50	16,800	2010	96	81
Parque Barueri	2008	50	58,437	2012	677	65
Brink - Campo Limpo – Phase 1	2008	100	17,280	2010	191	55
Patio Condominio Clube – Phase 1A	2008	100	20,741	2011	192	21
Mansão Imperial – Phase 1	2008	100	18,778	2011	87	17
Reserva do Bosque - Lauro Sodré – Phase 2	2009	100	16,801	2011	141	71
Alegria - Mãe dos Homens – Phase 1	2008	100	29,199	2011	278	45
Dubai	2008	50	19,316	2011	240	43
Reserva do Bosque – Phase 1	2009	100	16,606	2011	134	97
Ecolive	2008	100	12,255	2011	122	50
Manhattan Square - Res 2	2008	50	28,926	2011	270	20
Manhattan Square - Res 3	2008	50	37,879	2011	621	22
Reserva Santa Cecília	2008	100	8,350	2010	92	3
Mistral	2009	1	1,856	2011	25	82
Terraças Tatuapé	2008	100	14,386	2011	105	28
Barueri II – Phase 1	2008	100	58,437	2011	677	50
Carpe Diem - Belém – Pará	2008	70	13,951	2011	90	53
Grand Park - Parque das Águas – Phase 2	2008	50	12,960	2011	150	55
Verdemar – Phase 2	2008	100	12,583	2011	77	55
Nova Petropolis	2008	100	41,182	2011	300	36
Terraças Alto da Lapa	2008	100	24,525	2010	192	68
Raízes Granja Viana	2008	50	18,022	2010	73	35
Magnific	2008	100	10,969	2010	31	61
Carpe Diem – Itacoatiara	2008	80	12,667	2010	116	47
Brink – Phase 2 – Campo Limpo	2009	100	8,576	2010	95	71
Alegria – Phase 2	2009	100	14,599	2011	139	57
Canto dos Pássaros	2009	80	7,428	2011	112	29
Grand Park - Parque Árvores - Seringueira(1)	2009	50	5,576	2011	76	98
Vila Nova São José – Phase 1 – Metropolitan	2009	100	10,370	2011	96	38
Grand Park - Parque Árvores - Salgueiro(1)	2009	50	5,576	2011	76	100

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
Brotas	2009	50	18,809	2012	356	99
Grand Park Árvores – Bambu	2009	50	5,576	2011	76	98
PA 11 - Reserva Ibiapaba – Phase 1	2009	80	14,914	2012	263	66
Acupe – BA	2009	50	12,105	2012	190	91
Reserva Ibiapaba – Phase 2 (2)	2009	80	7,457	2012	132	66
Parque Maceió – Phase 2	2009	50	14,478	2011	252	3
Vista Patamares	2009	50	24,883	2012	336	7
City Park Exclusive	2009	50	8,779	2011	146	14
Stake Aquisition Horizonte	2009	80	1,501	2010	6	100
Stake Aquisition Parc Paradiso	2009	95	2,321	2010	22	100
Stake Aquisition Carpe Diem – Belem	2009	80	1,395	2011	9	61
Stake Aquisition Mistral	2009	80	1,485	2011	20	79
Stake Aquisition Reserva Bosque Resort – Phase 1	2009	80	3,321	2011	27	97
Stake Aquisition Reserva Bosque Resort – Phase 2	2009	80	3,360	2011	28	68

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

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

The restated table below sets forth our affordable entry-level housing developments launched by us between January 1, 2007 and December 31, 2009:

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Vila Real Life - Sitio Cia	2009	100	10,603.00	2011	178	99

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
FIT Giardino – Phase 1	2009	80	10,864.24	2011	259	10
FIT Icoaraci	2009	80	6,540.65	2011	294	47
Le Grand Vila Real Tower	2009	100	1,588.18	2011	92	100
Green Park Life Residence	2009	100	16,002.25	2012	220	59
Vermont Life	2009	100	11,747.60	2011	192	27
FIT Dom Jaime - Bosque dos Passaros	2009	100	6,466.06	2011	364	54
Bairro Novo – Phase 3	2009	100	26,111.00	2010	448	100
Bariloche	2009	100	1,457.09	2011	80	100
Mirante do Lago – Phase 2A	2009	70	8,664.48	2011	188	59
Diamond	2009	100	11,927.00	Canceled	312	7
Parma	2009	100	5,717.44	2010	36	100
Marumbi – Phase 1	2009	100	29,989.47	2011	335	46
Bosque das Palmeiras	2009	100	2,098.21	2011	144	100
Residencial Club Gaudi Life	2009	100	15,383.79	2011	300	81
Tony - Passos – Phase 1 - Recanto das Rosas	2009	100	23,995.86	2012	240	80
Residencial Jardim Alvorada	2009	100	10,319.69	2011	180	93
FIT Bosque Itaquera	2009	100	15,558.91	2012	256	94
FIT Lago dos Patos	2009	100	14,888.85	2011	140	99
Cotia – Phase 4 - Stage I	2009	100	4,256.00	2010	96	92
Clube Garden – Mônaco	2009	100	11,441.00	2011	186	100
Vivenda do Sol I	2009	100	1,165.67	2010	200	7
Parque Green Village	2009	100	10,851.00	2011	176	31
Fit Marodin – Jardins	2009	70	15,432.47	2011	171	64
Mirante do Lago – Phase 2B	2009	70	7,368.50	2011	310	50
Residencial Monet Life - Le Grand Villa das Artes	2009	100	1,165.67	2011	200	79
Cotia – Phase 4 - Estapa II	2009	100	9,930.00	2010	224	75
Portal do Sol Life I	2009	100	2,354.00	2012	64	66
Portal do Sol Life II	2009	100	2,354.00	2012	64	67
Portal do Sol Life III	2009	100	2,354.00	2012	64	41
Residencial Monet II (Grand Ville das Artes – Phase 3)	2009	100	4,937.00	2011	120	76
Residencial Mogi Das Cruzes Life	2008	100	16,009.00	Canceled	351	13
Residencial Itaim Paulista Life I	2008	100	8,341.86	2011	160	100
Residencial Santo Andre Life II	2008	100	3,847.88	2011	49	96
Residencial Curuca	2008	100	7,688.84	2009	160	99
Residencial Bunkyo	2008	100	13,944.00	Canceled	332	2
Residencial Ferraz Life I	2008	100	11,783.67	2012	792	11
Residencial Portal Do Sol	2008	100	16,889.00	2012	282	30
Residencial Das Flores	2008	100	1,165.67	2010	156	3
Residencial Colina Verde	2008	100	10,177.27	2011	200	100
Residencial Spazio Felicitta	2008	100	10,850.92	2011	180	99
Residencial Parque Ipe	2008	100	1,049.10	2010	77	100
Residencial Recanto Dos Passaros I	2008	100	9,134.00	Canceled	200	2
Residencial Clube Vivaldi	2008	100	10,476.76	2011	174	90
Residencial Monaco	2008	100	10,110.45	2012	233	100
Residencial Vila Nova Life	2008	100	1,165.67	2011	108	96
Residencial Monte Cristo I	2008	100	4,597.00	2010	96	6
Residencial Brisa Do Parque	2008	100	2,752.84	2010	53	100
Residencial Renata	2008	100	9,031.00	2011	200	5
Residencial Villaggio Do Jockey II	2008	100	2,488.14	2011	188	100
Residencial Jardim Girassol II	2008	100	3,089.17	2010	520	73
Residencial Parque Romano	2008	100	—	2011	362	13
Residencial Santana Tower I	2008	100	39,128.51	2011	448	88
Residencial Santana Tower II	2008	100	39,020.65	2012	448	68
Residencial Salvador Life I	2008	100	19,231.13	2010	280	100
Residencial Salvador Life II	2008	100	14,725.87	2010	180	99
Residencial Salvador Life III	2008	100	38,916.62	2011	480	99
Residencial Vila Mariana Life	2008	100	4,324.00	2010	92	100
Residencial Villa Rica Life	2008	100	10,183.00	2010	220	99
Residencial Ciro Faraj	2008	100	4,235.14	2009	71	100
Residencial Gama J.A.	2008	100	4,196.41	2010	72	0
Residencial Parque Lousa	2008	100	17,718.18	2011	302	75
Le Grand Orleans Tower	2008	100	5,929.20	2011	112	11
Residencial Bela Vista	2008	100	4,242.00	2008	101	97
Residencial Marata	2008	100	19,583.26	2011	400	42

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Residencial Estrela Nova 1	2008	100	21,544	Canceled	432	15
Parque Toulouse Life	2008	100	12,754.87	2010	192	100
Residencial Ilha De Capri	2008	100	11,584.27	2012	224	4
Parque Montebello Life I	2008	100	15,241.00	Canceled	256	6
Residencial Parque Das Aroeiras Life	2008	100	14,516.18	2010	240	80
Residencial Monte Carlo I	2008	100	2,964.60	2010	92	100
Residencial Chacaras Bom Jesus Life	2008	100	20,035.00	2011	143	38
Residencial Arvoredo Life	2008	100	906.36	2009	14	100
Residencial Sao Francisco Life	2008	100	1,165.67	2010	80	98
Residencial Betim Life	2008	100	8,033.75	2011	108	100
Residencial Portinari Tower	2008	100	7,199.74	2011	136	100
Residencial Madri Life I	2008	100	9,990.15	2011	160	100
Residencial Madri Life II	2008	100	9,990.15	2011	160	100
Residencial Bahamas Life	2008	100	1,165.67	2010	40	100
Residencial Napole Life	2008	100	1,165.67	2011	140	100
Residencial San Pietro Life	2008	100	2,797.61	2010	172	74
Residencial Boa Vista	2008	100	2,214.77	2010	38	92
Residencial Villa Bella	2008	100	801.00	2009	16	100
Residencial Bologna Life	2008	100	15,281.85	2010	306	100
Residencial Chacara Das Flores	2008	100	1,165.67	2011	120	100
Residencial Las Palmas Life	2008	100	8,160.00	2011	131	97
Residencial Arezzo Life	2008	100	6,994.00	2011	120	99
Residencial Di Stefano Life	2008	100	6,994.00	2011	120	100
Residencial Vermont Life	2008	100	11,190.00	2011	192	27
Residencial Piedade Life	2008	100	23,080.00	2010	1008	34
Residencial Jangadeiro Life	2008	100	10,491.00	2010	180	100
Residencial Atelie Life	2008	100	6,563.92	2010	108	100
Residencial Cidades Do Mundo Life	2008	100	8,392.82	2009	144	100
Nova Marica Life	2008	100	21,603.00	2012	468	50
Casa Blanca Life	2008	100	9,325.00	2011	154	40
Residencial Malaga Garden	2008	100	15,246.00	2009	300	99
Residencial Gibraltar Garden	2008	100	15,246.00	2009	300	100
Espaco Engenho Life I	2008	100	4,663.00	2010	80	100
Espaco Engenho Life II	2008	100	4,604.00	2010	79	100
Comendador Life I	2008	100	13,614.95	2011	210	7
Comendador Life II	2008	100	10,696.75	2013	165	7
Moinho Life	2008	100	12,065.00	2011	207	4
America Life	2008	100	8,101.00	2011	139	82
Madureira Tower	2008	100	4,346.00	Canceled	144	0
Porto Life	2008	100	4,663.00	2011	76	78
Residencial Mondrian Life	2008	100	36,369.00	2011	624	89
Residencial Parque Arboris Life	2008	100	13,056.00	2011	214	81
Residencial Daltro Filho	2008	100	9,325.00	2009	160	100
Residencial Bartolomeu De Gusmao	2008	100	15,154.00	2008	260	79
Residencial Papa Joao XXIII	2008	100	13,056.00	2011	224	64
Residencial Vivendas Do Sol II	2008	100	11,657.00	2010	200	99
Residencial Juscelino Kubitschek I	2008	100	9,325.00	2011	160	76
Residencial Juscelino Kubitschek II	2008	100	15,154.00	2011	260	15
Residencial Figueiredo II	2008	100	12,822.00	2010	220	100
Residencial Figueiredo I	2008	100	12,822.00	2011	220	76
Parque Baviera Life	2008	100	29,142.00	2011	500	50
FIT Vila Allegro	2008	50	35,804.00	2011	298	100
FIT Terra Bonita	2008	51	5,736.00	2011	304	35
Città Lauro de Freitas	2008	50	17,778.00	2010	304	100
FIT Coqueiro - Stake Acquisition	2008	20	35,614.00	2010	570	98
FIT Mirante do Lago – Phase 1	2008	70	33,947.00	2011	461	32
FIT Mirante do Parque	2008	60	42,259.00	2011	420	85
FIT Palladium	2008	70	19,498.00	2010	229	93
FIT Parque Lagoinha I	2008	75	12,712.00	2010	212	28
FIT Planalto	2008	100	34,682.00	2010	472	83
FIT Jardim Botânico Paraiba	2008	50	23,689.00	2011	310	43
FIT Parque Maceió	2008	50	29,474.00	2010	470	49
FIT Cristal	2008	70	11,278.00	2011	154	88
FIT Vivai	2008	90	37,427.00	2011	640	74

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Città Itapoan	2008	50	27,775.00	2010	374	100
FIT Filadélfia	2008	60	29,144.16	Canceled	443	100
FIT Novo Osasco	2008	100	17,331.00	2011	296	94
Itaúna Life	2007	100	7,779.46	2009	128	99
Madureira Life	2007	100	3,889.73	2008	64	94
Cittá Alcântara	2007	100	19,999.00	2010	370	99
Sant’anna Life	2007	100	4,430.00	2009	76	100
Morada das Violetas	2007	100	3,548.00	2009	64	98
Pompéia Life	2007	100	11,657.00	2010	200	97
West Life	2007	100	4,663.00	2009	80	95
Arsenal Life	2007	100	6,819.00	2008	481	98
Pendotiba Life	2007	100	9,325.00	2010	160	99
Bandeirantes Life	2007	100	15,154.00	2010	260	75
Telles Life	2007	100	3,730.00	2009	64	91
Nova Guanabara	2007	100	11,405.00	2009	211	100
Vila Riviera / Vila Positano – Phase 1	2007	100	4,092.00	2009	84	95
Piacenza Life	2007	100	16,727.00	2011	287	95
Parma Life	2007	100	15,329.00	2010	263	97
Firenze Life	2007	100	13,988.00	2011	139	99
Duo Valverde	2007	100	6,652.00	2010	120	82
Duo Palhada	2007	100	—	Canceled	224	5
Humaitá Garden	2007	100	13,128.00	2008	200	99
Aroeira Garden	2007	100	5,664.00	Canceled	120	0
Belford Roxo Garden	2007	100	10,723.02	Canceled	608	12
Primavera Ville	2007	100	13,009.92	2011	256	96
São Matheus Life	2007	100	8,392.82	2010	144	94
Laranjal Life	2007	100	—	Canceled	160	4
Hamburgo Garden	2007	100	6,910.00	Canceled	162	12
Munique Garden	2007	100	5,800.00	Canceled	136	23
Neves Tower	2007	100	—	Canceled	104	13
Santa Rita Life	2007	100	6,024.00	Canceled	112	1
Novo Jockey Life I	2007	100	25,390.00	2009	500	100
Novo Jockey Life II	2007	100	8,951.00	2009	180	100
Residencial Jardim dos Girassóis	2007	100	2,746.00	2009	60	95
Residencial Lisboa	2007	100	12,123.00	2009	280	100
Residencial San Marino II	2007	100	2,927.00	2009	60	100
Residencial Villa Park	2007	100	17,485.00	2009	300	94
Residencial Vila Coimbra	2007	100	8,648.00	2009	156	100
Residencial Vale Nevado	2007	100	2,209.00	Canceled	46	98
Residencial Vitória Régia	2007	100	21,835.00	2009	64	41
Residencial Vale do Sol	2007	100	4,324.00	2009	80	16
Residencial Pacifico	2007	100	2,798.00	2009	48	100
Residencial Ferrara	2007	100	6,209.00	2010	112	98
Residencial Villa Esplendore	2007	100	9,325.00	2011	160	79
Residencial Montana	2007	100	5,524.00	2009	104	100
Residencial Morada de Ferraz	2007	100	7,317.00	2009	132	98
Residencial Santo André Life	2007	100	10,491.00	2011	180	69
Residencial Santo André Life I	2007	100	7,460.00	2011	128	75
Residencial Itaquera Life	2007	100	6,994.00	2010	120	96
Residencial Jardim São Luiz Life	2007	100	13,871.00	2010	238	98
Residencial Duo Jardim São Luiz	2007	100	2,217.00	2011	40	65
Residencial Aricanduva Life	2007	100	10,491.00	2009	180	92
Residencial Guarulhos Life	2007	100	9,325.00	2011	160	87
Residencial Lajeado Life	2007	100	6,994.00	2012	120	24
Residencial Azaléias	2007	100	2,917.00	2010	100	98
Residencial Tulipas	2007	100	6,302.00	Canceled	118	2
Residencial Luiz Inácio	2007	100	5,083.00	Canceled	124	33
Residencial Doze de Outubro	2007	100	5,739.00	Canceled	140	12
Residencial São Miguel Life	2007	100	3,497.00	2010	60	93
Residencial Vila Verde	2007	100	4,663.00	2009	80	99
Residencial Santa Julia	2007	100	10,041.00	2011	260	100
Residencial Guaianazes Life	2007	100	9,792.00	2011	168	34
Residencial Filadélphia	2007	100	3,497.00	2011	160	12
Residencial Osasco Life	2007	100	17,951.00	2010	308	97

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Villágio do Jockey	2007	100	9,529.00	2009	180	100
Nova Cintra	2007	100	21,440.00	2011	405	99
Santo André Tower	2007	100	—	Canceled	72	38
Viver Melhor	2007	100	4,200.00	2011	100	100
Jaraguá Life	2007	100	15,104.00	2010	260	95
Residencial Parque Valença 1	2007	100	5,828.35	2010	112	100
Residencial Parque Valença 2	2007	100	8,043.12	2010	138	98
Residencial Parque Valença 3	2007	100	6,527.75	2009	100	98
Vista Bella	2007	100	5,405.00	2011	100	42
Residencial Tapajos	2007	100	3,980.00	2008	64	98
Residencial Parque Das Amoras	2007	100	13,080.00	2008	195	99
Residencial Jardim Das Jabuticabas	2007	100	4,862.00	2010	80	100
Residencial Jardim Das Azaleias	2007	100	2,917.00	2010	48	98
Residencial Venda Nova Life	2007	100	1,507.00	2008	34	100
Residencial Contagem Life	2007	100	—	Canceled	160	99
Residencial Governador Valadares Life	2007	100	—	Canceled	192	87
Residencial Santa Luzia Life	2007	100	13,056.00	2009	480	100
Residencial Amanda	2007	100	1,166.00	2009	20	100
Residencial Millenium	2007	100	10,552.00	Canceled	201	51
Portal De Santa Luzia	2007	100	9,646.00	2009	174	100
Parque Do Jatobá	2007	100	7,459.00	2010	138	98
Res. Amsterdam	2007	100	2,272.00	2008	48	100
Juliana Life	2007	100	16,319.00	2010	280	100
Residencial Verdes Mares	2007	100	2,270.05	2010	16	100
Athenas	2007	100	16,786.00	2009	288	100
Egeu	2007	100	14,921.00	2009	256	98
Esparta	2007	100	—	Canceled	288	100
Betim Life I	2007	100	8,393.00	2009	144	100
Betim Life II	2007	100	7,460.00	2010	128	100
Duo Xangri Lá	2007	100	5,433.00	2011	98	100
Santa Luzia Life I	2007	100	13,056.00	2009	224	100
Fernão Dias Tower	2007	100	4,870.00	2010	92	98
Nicolau Kun - Sapucaia do Sul	2007	100	26,810.00	2010	460	41
Araguaia	2007	100	11,190.00	2009	192	94
Atibaia	2007	100	18,917.00	2009	350	97
Santo Antonio life	2007	100	1,865.00	2009	32	3
Terra Nova I	2007	100	13,929.76	2009	240	98
Terra Nova II	2007	100	14,046.32	2011	240	7
Res do Trabalhador	2007	100	4,200.00	2008	100	87
Res do Trabalhador – Phase 2	2007	100	—	2008	515	87
Lisboa	2007	100	12,123.00	2009	208	100
Garden VP 1	2007	100	16,785.65	2011	288	100
Garden VP 2	2007	100	13,988.04	2012	240	100
Feira de Santana Life	2007	100	28,909.00	2009	496	100
Parque Nova Esperança Life	2007	100	5,165.00	2008	124	100
Jardim Ipitanga	2007	100	15,154.00	2009	260	98
Parque Florestal	2007	100	11,657.00	2009	200	100
Portal de Valença	2007	100	8,055.00	2009	194	22
Quintas do Sol I	2007	100	16,377.15	2009	340	99
Quintas do Sol II	2007	100	17,890.55	2010	300	54
Quintas do Sol III	2007	100	—	Canceled	334	—
Hildete Teixiera	2007	100	22,148.00	2009	380	98
Residencial 2 de Julho	2007	100	46,627.00	2009	800	99
Camaçari Ville I	2007	100	28,576.00	2011	608	19
Camaçari Ville II	2007	100	27,025.00	2011	575	34
Camaçari Ville III	2007	100	21,808.00	2011	464	97
Vila Olimpia Life	2007	100	25,178.00	2011	432	63

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

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

The table below sets forth our residential communities launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2)(1) (2)	Completion Year	Number of Units (2)	% Sold (As of December 31, 2009
Alphaville - Campo Grande	2007	67	225,342	2009	489	99
Alphaville - Rio Costa do Sol	2007	58	313,400	2009	616	97
Alphaville – Cajamar	2007	55	674,997	n.a.	2	100
Alphaville – Araçagy	2007	38	236,118	2009	332	90
Alphaville Jacuhy	2007	65	374,290	2010	775	97
Alphaville Londrina II	2007	62.5	134,120	2010	554	64
Alphaville Jacuhy II	2008	65	177,981	2010	330	48
Alphaville Cuiabá II	2008	60	150,896	2010	424	42
Alphaville João Pessoa	2008	100	61,782	2010	124	100
Alphaville Rio Costa do Sol II	2008	58	349,186	2010	366	18
Alphaville Manaus II	2008	62.5	166,938	2010	335	80
Alphaville Litoral Norte II	2008	66	150,813	2010	391	33
Alphaville Manaus Comercial	2008	60	48,252	2010	42	27
Alphaville Barra da Tijuca	2008	65	173,251	2011	251	100
Alphaville Votorantim	2008	30	246,315	2010	472	71
Alphaville Mossoró	2008	70	65,912	2010	170	99
Alphaville Caruaru	2009	70	79,253	2011	172	100
Alphaville Granja	2009	33	65,360	2011	110	100
Alphaville Votorantim 2	2009	30	59,166	2011	51	83
Conceito A Rio das Ostras	2009	100	12,354	2011	106	27
Alphaville Capina Grande	2009	53	91,504	2011	205	49
Alphaville Porto Alegre	2009	64	258,991	2011	429	86
Alphaville Piracicaba	2009	63	112,351	2011	216	100
Alphaville Gravataí 2	2009	64	91,040	2011	225	86
Alphaville Costa do Sol 3	2009	58	234,966	2011	293	86
Terras Alpha Foz do Iguaçu	2009	27	34,269	2011	104	86

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

The table below discloses the projects that were completed in 2009 or in prior years and where the number of units sold as of December 31, 2009 was less than 90%.

Project Description	Percentage of Units Sold
Residencial Monte Cristo I (a)	6.0%
Fit Mirante do Lago(b)	32.2%
Camaçari Ville I –Residencial Jardim Atlantico Life (c)	18.6%
Camaçari Ville II – Residencial Camaçari Life (d)	34.4%
Santo Antonio Life (e)	3.1%
Belford Roxo Garden (f)	12.3%
Residencial Trabalhador (g)	87.0%
Residencial Trabalhador – Phase 2 (g)	87.0%
Belle Vue (h)	88.9%
Espacio Laguna (i)	88.8%
Quinta Imperial (j)	88.3%
Alphaville Gravatai (k)	83.0%
Residencial Valencia (l)	80.0%
Residencial Portal de Valença Garden (m)	22.1%
Residencial Bartolomeu de Gusmão (n)	79.2%
Residencial Vale do Sol (o)	16.3%
Residencial Vitória Régia (p)	40.6%

(a)
Residencial Monte Cristo I.  This development was 5.5% completed at December 31, 2009 and the only cost is related to the land; the development was canceled in 2010. The Company is performing studies to launch another development in the near future (on or about 2013) at the same location. The Company has no reason to believe that the carrying value of this land is below its market value.

(b)
Fit Mirante do Lago.  This development was 12.1% completed at December 31, 2009 and only 32.2% of the units had been sold. In order to accelerate the sales of units of this development, the Company opened a sales office in the city of Belem. As a result, currently, 91.1% of the units have been sold, all of them above cost.

(c)
Camaçari Ville I – Residencial Jardim Atlântico Life.  This development was 8.9% completed at December 31, 2009 and only 18.6% of the units have been sold.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost.  As of December 31, 2010, 60.8% of the development was completed and 83.3% of the units were sold.

(d)
Camaçari Ville II – Residencial Camaçari Life.  This development was 37.1% completed at December 31, 2009 and only 34.4% of the units have been sold.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 95.5% of the development was completed and 94.3% of the units were sold.

(e)
Santo Antonio Life. This development was 95% completed at December 31, 2009 and yet only 3.1% of the units were sold. The larger percentage of unsold units is primarily due to pending legal documentation (i.e., occupancy certificates) from the development’s partner. Once this issue is resolved, the remaining units will be sold, based on the Company’s internal assessment. As of December 31, 2010, the percentage of units sold was 3.1%.  The Company has concluded that impairment does not exist because this is a resolvable documentation matter and the units are anticipated to be sold at a profit.

(f)
Belford Roxo Garden.  This development was 4.6% completed at December 31, 2009 and related only to the cost of land.  The development was canceled in 2010 due to changes in Tenda’s product portfolio. The Company expects to sell this landbank without incurring a loss based on third party studies of the land and its location. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(g)
Residencial Trabalhador (Phases 1 and 2).  This development was 100.0% completed at December 31, 2009 and only 87.0% of the units were sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 100.0% of the units were sold.

(h)
Belle Vue.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 94.4% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(i)
Espacio Laguna.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 97.5% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(j)
Quinta Imperial.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 100% of the units were sold.

(k)
Alphaville Gravataí.  Most of unsold inventory units are commercial and multi-family units. These units are easier to sell after completion of the residential area because it creates a demand for services. As of December 31, 2010, 91.6% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(l)
Residencial Valencia.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 97.5% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(m)
Residencial Portal de Valença Garden.  The development was 54.8% completed at December 31, 2009 and yet only 22.1% of the units were sold and delivered. This project originally had 194 units and during 2010 the Company decided to build 70 units, of which 45 (or 64.3%) had been sold as of December 31, 2010. For the remaining area of the landbank, the Company has decided to subdivide this landbank and launch a new development at the same location. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(n)
Residencial Bartolomeu de Gusmão.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 99.2% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(o)
Residencial Vale do Sol.  This development was 90.7% completed at December 31, 2009 and yet only 16.3% of the units were sold. The larger percentage of unsold units is primarily attributable to the use of dry-wall in the construction for which it is not possible for a customer to obtain third party financing from a Brazilian financial institution. As a result, the Company began offering financing to select customers for up to 220 months in an effort to increase sales of such units.  As of December 31, 2010, 92.7% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(p)
Residencial Vitória Regia.  This development was 100% completed at December 31, 2009 and yet only 40.6% of the units were sold. The larger percentage of unsold units is primarily attributable to the use of dry-wall in the construction for which it is not possible for a customer to obtain third party financing from a Brazilian financial institution. As a result, the Company began offering financing to select customers of up to 220 months in an effort to increase sales of such units.  As of December 31, 2010, 83.3% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

Commercial Buildings

In 2009, we launched four commercial buildings:  Centro Empresarial Madureira, Paulista Corporate, Reserva Eco Office Life and Global Offices. As of December 31, 2008 we had four commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro, Manhattan Wall Street in Salvador and JTR in Maceió.

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

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, exposes us to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2009, our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento

Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons S.A., SDI Desenvolvimento Imobiliário Ltda. and Abyara Empreendimentos Imobiliários Ltda. We also provide construction services on certain developments where we retain an equity interest.

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

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2009, our development-client database was comprised of more than 71,000 individuals. We currently have approximately 28,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2009, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Sisan-Grupo Silvio Santos, Camargo Correa Desenvolvimento Imobiliário S.A., Helbor Empreendimentos Imobiliários Ltda., InCons SA, SDI Desenvolvimento Imobiliário Ltda. and Abyara Empreendimentos Imobiliários Ltda. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and designing of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and designing of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually take three to twelve months in the case of our residential buildings and three years in the case of our residential communities.

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

Mortgage financing for Tenda’s developments primarily comes from Caixa Econômica Federal, or the “CEF”, one of Brazil’s largest government-owned financial institutions. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk. Additionally, as of December 31, 2009, Tenda was working with three private banks in addition to the CEF to provide financing for homebuyers with monthly income between five and 20 times the Brazilian minimum wage (the monthly minimum wage was approximately R$465 as of December 31, 2009) with similar terms as the financing provided by the CEF.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. As of December 31, 2009, our consolidated clients’ default level on a consolidated basis was 4.51% of our accounts receivable. We attribute our low default rate to the fact that:  (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 60% (Gafisa), 20% (Tenda) and 20% (Alphaville) of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 30% in 2009. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry.

The table below sets forth the client’s default level breakdown segment.

	Gafisa	Alphaville	Tenda
Default level by segment	4.15%	4.86%	4.87%

Cancelation of sales contracts. Gafisa and Tenda sales contracts are irrevocable under Brazilian law. That means that a customer does not have the unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously paid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we may at our option either force compliance through the Brazilian courts, or agree to a “default” by the customer. Should we agree at our sole discretion to refund part of amounts paid to the defaulting party, we will normally apply the penalty set forth in the contract.

In the event either we or the customer do not agree to enter into a commercial negotiation following a customer default there are two courses of action available:

1.	The first option is that we may seek to enforce the agreement in Court to collect the amount outstanding and effectively transfer ownership of the unit to the buyer.

2.
As provided in the contract and contemplated in Brazilian law we have the right to force the unit to be auctioned. When the unit is purchased in auction by a third party the proceeds from the auction are used in part to settle in full (including interest and penalties for late payments) the amount owed by the customer to Gafisa and the remaining balance is paid to the customer. When no third party is willing to acquire the unit in the auction, the title to the unit returns to Gafisa or Tenda without any disbursement, except for the auctioneers fees. Provisions in the Gafisa contract indicate that when such auction occurs it is without prejudice of the penalties set forth in this contract (meaning that the penalty provisions survive). Upon consultation, our legal counsel advised us that the customer has a right to request that amounts paid by him be returned after the contractual “penalty” has been deducted.

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

Year	2009			2008			2007
	Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands except as otherwise indicated)
Segment
Gafisa
Contracted sales	4,510	R$	1,637,961	4,099	R$	1,484,854	5,145	R$	1,499,588
Volume/Sales value of terminations	(320)	R$	(127,886)	(366)	R$	(139,442)	(324)	R$	(111,301)
Percentage	7.1%		7.8%	8.9%		9.4%	6.3%		7.4%
Sales value, net of terminations	4,190	R$	1,510,075	3,733	R$	1,345,412	4,821	R$	1,388,287

Year	2009			2008			2007
	Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands except as otherwise indicated)
Tenda (1)
Contracted sales	21,193	R$	1,804,193	12,348	R$	1,055,892	__	__
Volume/Sales value of terminations	(5,322)	R$	(443,089)	(5,796)	R$	(462,635)	__	__
Percentage	25.1%		24.6%	46.9%		43.8%	__	__
Sales value net of terminations	15,871	R$	1,361,105	6,552	R$	593,257	__	__

Alphaville
Contracted sales	2,230	R$	402,599	1,621	R$	310,343	1,314	R$	239,817
Volume/Sales value of terminations	(279)	R$	(25,714)	(103)	R$	(10,454)	(15)	R$	(1,500)
Percentage	12.5%		6.4%	6.4%		3.4%	1.1%		0.7%
Sales value net of termination	1,951	R$	376,885	1,518	R$	299,889	1,299	R$	238,317
Total sales value net of termination	22,012	R$	3,248,065	11,803	R$	2,238,558	6,120	R$	1,626,604

(1)	IncludesTenda from the date of its acquisition in October 2008.

Upon a recognition of a default, the Company enters into commercial negotiations with its customer to determine the amount to be ultimately refunded. Refunds have historically averaged 35% of amounts paid for Gafisa segment and 76% of amounts paid for Tenda segment. Consistent with those historical percentages, during the years ended December 31, 2009, 2008 and 2007, penalties charged to customers that have defaulted and contracts cancelled, have been as follows:

	2009		2008		2007
	(in R$ million)

Gafisa	R$	5.4	R$	2.7	R$	5.3
Tenda	R$	7.8	R$	4.8		—

This table includes Tenda from the date of its acquisition in October 2008. These penalties are charged in order to reimburse the Company for sales and marketing costs previously incurred, and thus they are accounted as a credit to “Real estate development sales” within “Gross operating revenue” in the statement of income.

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

Urban Land Subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 from December 19, 1979. The Brazilian Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

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

D.	Property, Plant and Equipment

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

ITEM4 A.	UNRESOLVED STAFF COMMENTS

The Company has unresolved Staff comments to which the Company believes it has appropriately addressed in this filing. The Company has revised its Management Discussion and Analysis in Item 5 and restated the information presented herein under U S generally accepted accounting principles.

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

Overview

We generate our revenues mainly from the development and sale of real estate development units or lots. We recognize revenues from the sale of real estate development units or lots over the course of their construction periods, based on a financial measure of completion and not at the time that the sales agreements are executed. To a lesser extent, we also generate revenues from real estate services such as construction, technical and real estate management we render to third parties. We structure some of our projects through either our subsidiaries or jointly-controlled entities organized as special purpose vehicles.

Brazilian Economic Environment

Our business and results of operations are significantly affected by changes in the Brazilian economic environment, including changes in employment levels, population growth, consumer’s confidence, stability of income levels and availability of financing for land homesite acquisitions.

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

Goodwill and amortization of gain on the acquisition of investments

We calculate goodwill at the acquisition date, for the purpose of Brazilian GAAP, as the excess purchase price over the proportion of the underlying book value, based on the interest in the shareholders’ equity acquired. Amortization of gain is also calculated at the acquisition date, for purposes of Brazilian GAAP, as the excess of the book value of assets acquired over the purchase consideration.

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

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2007, 2008 or 2009. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operational conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes.

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

Taxes on income

The Company uses both the “taxable profit” and “presumed profit” regimes in its operations.

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) amounts not yet taxed due to the fact that net income from real estate activities is taxed when the sales price is collected in cash as opposed to when revenue is recognized on an accrual basis; (2) income or expenses which are not yet taxable or deductible, such as provisions for contingencies; and (3) net operating losses, when realization or recovery in future periods is considered probable. Deferrred tax assets are generated under the “taxable profit” regime only.  The Company evaluates whether a valuation allowance is required for these assets and deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. In the event our jointly-controlled subsidiaries elect to change from the “taxable profit” regime to the “presumed profit” regime, accumulated tax loss carryforwards will be forfeited.

Impairment analysis

The Company reviews each individual property annually for impairment which includes a profitability assessment. For those developments operating below certain profitability thresholds, or where other negative factors, such as a decline in market or economic conditions in the market where the individual property is located, or high cancellation rates and a significant increase in speculative inventory in the general market exist, the Company determines the estimated fair value of those developments and whether the estimated fair value exceeds their carrying value. The Company uses an undiscounted cash flows model for estimating fair value.

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

Of the 69 developments we launched during 2009, 24 developments were located in the state of São Paulo, while another nine developments were located in the state of Rio de Janeiro. The remaining 36 residential developments launched were located in the cities of Vila Velha, state of Espírito Santo, Belém, state of Pará, Porto Velho, state of Rondônia, Goiânia, state of Goiás, Porto Alegre, state of Rio Grande do Sul, São Luis, state of Maranhão, Manaus, state of Amazonas, Curitiba, state of Paraná, Salvador, state of Bahia.

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

During 2008, approximately 40% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. Our diversification into the affordable entry-level business (through our subsidiaries Tenda, FIT and Bairro Novo) accounted for approximately 35% of our total sales value for the year ended December 31, 2008. In the year ended December 31, 2007, the affordable entry-level business represented approximately 4% of our total sales value.

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

Of the 53 developments we launched during 2007, 17 developments were located in the state of São Paulo, while another 11 developments were located in the state of Rio de Janeiro. The remaining 25 residential developments launched were located in the cities of Goiânia and Aparecida de Goiânia, both in the state of Goiás; Maceió, in the state of Alagoas; São Luis, in the state of Maranhão; Belem, in the state of Pará; Manaus, in the state of Amazonas; Salvador, in the state of Bahia; Curitiba and Londrina in the state of Paraná; Campo Grande in the state of Mato Grosso do Sul; and Serra in the state of Espírito Santo.

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

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	3,139,587	R$	2,996,905	R$	1,526,597
Net sales(1)		3,024,992		2,887,518		1,470,876
Cost of units sold to be recognized		(1,959,215)		(1,872,927)		(943,200)
Expected gross profit—yet to be recognized(2)		1,065,777		1,014,591		527,676
Expected gross margin		35.2%		35.1%		35.9%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%.

(2)	Based on management’s estimates.

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

One of our principal real estate development costs is the cost of land. Over the last three years, land represented 11.9% of our total cost of development. However, this is a highly volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial exchange (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

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

Over the last three years, labor represented, on average 42.4% of the total cost of the real estate development.

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

Amortization of deferred gain on partial sale of FIT

The amortization of the gain that arose from the partial sale of FIT to the shareholders of Tenda as part of the Tenda merger is being amortized over the average construction period of 12 months for the real estate ventures of FIT as of October 21, 2008, the date of FIT’s merger into Tenda.

Financial Income and Expenses

Financial income includes income from financial investments. Interest revenues are recognized at the time the effective profit accrues from revenue is recognized on the asset, based on the accrual method. Financial expenses generally consist of interest payable on loans, financings and debentures.

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

In assessing the ability to realize on deferred tax assets, management considers the probability of the extent to which deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which the temporary differences and tax loss carryforwards become deductible. Management considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based on projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is probable the Company will realize the benefits of these deductible differences.

Results of Operations

The Company has identified certain errors in its previously published consolidated financial statements that are being retrospectively corrected herein. A discussion of the nature and amount of these matters is as follows.

In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate.   In the Company’s consolidated statements of income the dividend amounts were previously included as a component of net income attributable to non-controlling interest.   Such amounts are best reflected as a component of financial expense in the Company’s Brazilian GAAP consolidated statements of income for both 2009 and 2008.   In addition, due to its nature, the Company performed the reclassification of brokerage expenses/sales commissions, of deductions on revenues and services, to the account “Selling expenses” in 2009.

The effect of this correction of the consolidated statements of income is as follows:

	Year ended December 31, 2009
	Brazilian GAAP as previously reported	Adjustments to amounts previously reported	Brazilian GAAP as restated
	(in thousands of R$, unless otherwise stated)

Net operating revenue	3,022,346	14,011	3,036,357

Operating costs
Real estate development and sales	(2,143,762)	—	(2,143,762)
Gross profit	878,584	14,011	892,595
Selling expenses	(226,621)	(14,011)	(240,632)
General and administrative expenses	(233,129)	—	(233,129)
Depreciation and amortization	(34,170)	—	(34,170)
Amortization of gain on partial sale of FIT Residencial	169,394	—	169,394
Other, net	(92,884)	—	(92,884)
Operating profit before financial income (expenses)	461,174	—	461,174
Financial expenses	(210,394)	(30,178)	(240,572)
Financial income	129,566	—	129,566
Income before taxes on income and non-controlling interest	380,346	(30,178)	350,168
Total income tax income (expenses)	(95,406)	—	(95,406)
Net income before non-controlling interest	284,940	(30,178)	254,762
Net income for the year attributable to non-controlling interest	(71,400)	30,178	(41,222)
Net income for the year	213,540	—	213,540
Shares outstanding at the end of the year (in thousands)	166,777	—	166,777
Net income per thousand shares outstanding at the end of the year (in reais)	1.2804	—	1.2804

	Year ended December 31, 2008
	Brazilian GAAP as previously reported	Adjustments to amounts previously reported	Brazilian GAAP as restated
	(in thousands of R$, unless otherwise stated)
Net operating revenue	1,740,404	—	1,740,404
Operating costs	(1,214,401)	—	(1,214,401)
Gross profit	526,003	—	526,003
Operating income before financial income (expenses)	168,205	—	168,205
Financial income (expenses)
Financial expenses	(61,008)	(34,031)	(95,039
Financial income	102,854	—	102,854
Income before taxes on income and non controlling interest	210,051	(34,031)	176,020
Total tax expenses	(43,397)	—	(43,397
Income before non controlling interest	166,654	(34,031)	132,623
Non controlling interest	(56,733)	34,031	(22,702
Net income for the year	109,921	—	109,921
Shares outstanding at the end of the year (in thousands)	129,963	—	129,963
Net income per thousand shares outstanding at the end of the year – (in reais)	0.8458	—	0.8458

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with the Brazilian GAAP. References to increases or decreases in any given period relate to the immediate preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue increased by 74.5%, from R$1,740.4 million in 2008 to R$3,036.4 million in 2009. Gross revenues generated from the sales of real estate properties and barter transactions totaled R$3,096.9 million in 2009, an increase of R$1,328.7 million or 75.1% as compared to the same period in 2008, when revenues generated from the sales of real estate properties totaled R$1,768.2 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods and the consolidation of Tenda’s results for the full year ended December 31, 2009. Net revenues generated from services increased by 28.8%, from R$37.3 million in 2008 to R$48.0 million in 2009, reflecting the overall growth of the real estate market in Brazil.

Operating costs

Operating costs in 2009 totaled R$2,143.8 million, an increase of 76.5% as compared to R$1,214.4 million in 2008. This increase is due to the consolidation of Tenda’s results from October 22, 2008 and the greater volume of construction in progress in 2009 as compared to 2008. The cost of land decreased in 2009, totaling 11.3% of the operating costs in 2009, as compared to 12.1% in 2008. Construction costs payable to third parties increased in 2009, totaling 81.8% of total operating costs, as compared to 80.9% in 2008. These variations were mainly due to the consolidation of Tenda’s results, because Tenda’s products have a different cost structure than ours. Operating costs, as a percentage of net operating revenue, increased to 70.9% in 2009 as compared to 69.8% in 2008, mainly due to a greater mix in the types of development under construction in 2009, as a result of our market segment diversification strategy and the consolidation of Tenda’s results.

Gross profit

Gross profit in 2009 totaled R$892.6 million, representing an increase of 69.7%, as compared to R$526.0 million in 2008. This increase was mainly attributable to the consolidation of Tenda’s results and greater revenues in 2009. In 2009, the gross margin generated from our activities decreased to 29.1% as compared to 30.2% in 2008. This decrease was due to greater amortization expenses as a result of capitalized interests and, to a lesser extent, to a less profitable mix of products sold in 2009.

Selling expenses

Selling expenses in 2009 totaled R$240.6 million, representing an increase of 55.8%, as compared to R$154.4 million in 2008. This increase reflects our aggressive marketing and growth strategy through geographic and segment diversification and increased marketing efforts on unsold finished units. Selling expenses in 2009 represented 7.9% of our net operating revenue compared to 8.9% in 2008.

General and administrative expenses

General and administrative expenses totaled R$233.1 million in 2009, representing an increase of 28.9%, as compared to R$180.8 million in 2008. This increase is mainly due to (1) our growth strategy in general and administrative expenses of Gafisa, Tenda and Alphaville totaling R$77.9 million, R$88.3 million and R$24.2 million, respectively; and (2) provision for profit sharing in the amount of R$28.2 million. In addition, stock option plan expenses, a non-cash expense, totaled R$14.4 million in 2009 and R$R$26.1 million in 2008.

Amortization of gain on partial sale of FIT

The amortization of the deferred gain which arose on the partial sale of FIT totaled R$169.4 million in 2009. The amortization of the gain was amortized over the average construction period of 12 months of of FIT’s real estate ventures beginning from October 21, 2008, the date of FIT’s merger into Tenda.

Depreciation and amortization

Depreciation and amortization in 2009 totaled R$34.2 million, representing a decrease of 35.0%, as compared to R$52.6 million in 2008. The decrease is mainly due to changes in Brazilian GAAP which no longer permits the amortization of goodwill as of January 1, 2009. Goodwill amortization expenses totaled R$12.3 million in 2008.

Financial income and expenses, net

Net financial results were an expense of R$111.0 million in 2009 compared to income of R$7.8 million in 2008. Financial income during 2009 totaled R$129.6 million, as compared to R$102.9 million in 2008 due to the consolidation of Tenda’s results and interest accrued on our cash and cash equivalents and marketable securities. Financial expenses during 2009 totaled R$240.6 million, as compared to R$95.0 million in 2008 due to an increase in our total debt primarily as a result of our issuance of debentures totaling R$1,450.0 million and a working capital loan in the amount of R$300.0 million. Our outstanding debt as of December 31, 2009 increased 101.2% as compared to December 31, 2008. Our outstanding debt includes (i) outstanding debentures totaling R$1,918.4 million, (ii) working capital loans of R$736.7 million and (iii) other loans, primarily related to SFH loans, in the amount of R$467.0 million.

Taxes on income

Income and social contribution taxes in 2009 totaled R$95.4 million, which was 119.8% higher than in 2008, when income and social contribution taxes totaled R$43.4 million. In 2009 and 2008, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes, were 25.1% and 20.7%, respectively. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and due to the effects of the amortization of the deferred gain on the partial sale of FIT.

Noncontrolling interest

Noncontrolling interest increased from R$22.7 million in 2008 to R$41.2 million in 2009 primarily because of our subsidiary Tenda.

Net income

Net income in 2009 totaled R$213.5 million, an increase of 94.3% over the previous year, when net income was R$109.9 million.

Results of Operations for the Years Ended December 31, 2008 and 2007

Net operating revenue

Net operating revenue increased by 44.5%, from R$1,204.3 million in 2007 to R$1,740.4 million in 2008. Gross revenues generated from the sales of real estate properties totaled R$1,768.2 million in 2008, an increase of R$551.4 million or 45.3% as compared to the same period in 2007, when revenues generated from the sales of real estate properties totaled R$1,216.8 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods and also related to Tenda’s acquisition. In 2008 our financial figures include Tenda’s consolidation from October 22, 2008. Net revenues generated from services increased by 6.3%, from R$35.1 million in 2007 to R$37.3 million in 2008, reflecting the overall growth of the real estate market in Brazil that resulted in a higher number of projects being built to other Real Estate developers.

Operating costs

Operating costs in 2008 totaled R$1,214.4 million, an increase of 39.9% as compared to R$868.0 million in 2007. This increase is due to the greater volume of construction in progress in 2008 as compared to 2007, also reflecting the consolidation of Tendas financial figures from October 22, 2008. Construction costs payable to third parties decreased in 2008, totaling 80.9% of total operating costs, as compared to 83.3% in 2007.

Gross profit

Gross profit in 2008 totaled R$526.0 million, representing an increase of 56.4%, as compared to R$336.3 million in 2007. This increase was mainly attributable to higher gross revenue from a greater number of developments. In 2008, the gross margin generated from our activities increased to 30.2% as compared to 27.9% in 2007. This increase was due to the strong demand for Gafisa properties in mid-high income segment that allowed the company to increase the average price and recognize higher margins based on percentage of completion as we started to build more recent projects.

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

Amortization of gain on partial sale of FIT

The amortization of the deferred gain on the partial sale of FIT totaled R$41.0 million in 2008. The amortization of the gain is over the average construction period of the FIT real estate ventures at October 21, 2008, the date of FIT’s merger into Tenda. The deferred gain is amortized over a 12-month period.

Financial income and expenses, net

Net financial results totaled an income of R$7.8 million in 2008 compared to R$28.6 million in 2007. Financial expenses during 2008 totaled R$95.0 million, an increase of 169.1% over R$35.3 million in 2007 due to higher debt. Our outstanding debt as of December 31, 2008, increased 123.2% as compared to December 31, 2007, mainly due to (1) the first issuance of the third debenture program of R$250 million, (2) working capital loans of R$662.6 million obtained in 2008; (3) other loans, mainly SFH and working capital loans, obtained in 2008 of R$372.3 million; and (4) accrued interest of R$116.8 million, which was partially offset by the repayment of debt of R$145.7 million, primarily related to SFH and working capital loans. Financial income increased from R$63.9 million in 2007 to R$102.9 million in 2008 mainly due to interest received on cash balances.

Taxes on income

Income and social contribution taxes in 2008 totaled R$43.4 million, or 42.8% higher than in 2007, when income and social contribution taxes totaled R$30.4 million. In 2008 and 2007, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes on income, were 20.7% and 23.7%, respectively. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our wholly owned and jointly-controlled subsidiaries calculated their taxes on the presumed profit regime and the amortization of negative goodwill on the Tenda business combination. The increase in 2008 reflects the growth of our pre-tax income.

Noncontrolling interest

Non-controlling interest increased from R$6.0 million in 2007 to R$22.7 million in 2008 primarily due to our participation in Tenda and Alphaville representing R$14.1 million and R$10.5 million, respectively, resulting from the increase of operations during the fiscal year.

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

We provide below a measure of historical results, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2009
	Gafisa (1)		Tenda (2)		Alphaville		Total
	(thousands of reais except for percentages)
Net operating revenue	R$	1,770,158	R$	988,444	R$	277,755	R$	3,036,357
Operating costs		(1,297,036)		(671,629)		(175,097)		(2,143,762)
Gross profit		473,122		316,815		102,658		892,595
Gross margin		26.7%		32.1%		37.0%		29.4%
Net income		151,104		38,670		23,766		213,540

(1)	Includes all subsidiaries, except for Alphaville and Tenda.

(2)
On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares (merger of shares). As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

	For Year Ended December 31, 2008
	Gafisa (1)		Tenda (2)		Alphaville		FIT (3)		Bairro Novo		Total
	(thousands of reais except for percentages)
Net operating revenue	R$	1,214,562	R$	163,897	R$	249,586	R$	78,467	R$	33,892	R$	1,740,404
Operating costs		(847,617)		(111,920)		(167,043)		(60,082)		(27,739)		(1,214,401)
Gross profit		366,945		51,977		82,543		18,385		6,153		526,003
Gross margin		30.2%		31.7%		33.1%		23.4%		18.2%		30.2%
Net income (loss)		103,650		15,685		21,081		(22,263)		(8,232)		109,921

(1)	Includes all subsidiaries, except for Alphaville, Tenda, FIT and Bairro Novo.

(2)	Tenda’s results for the period from October 22, 2008 through December 31, 2008.

(3)	FIT’s results for the period from January 1, 2008 through October 21, 2008. FIT was merged with Tenda on October 21, 2008.

	For Year Ended December 31, 2007(2)
	Gafisa (1)		Alphaville		FIT		Bairro Novo	Total
	(thousands of reais except for percentages)
Net operating revenue	R$	1,004,418	R$	192,700	R$	7,169	—	R$	1,204,287
Operating costs		(726,265)		(136,854)		(4,877)	—		(867,996)
Gross profit		278,153		55,846		2,292	—		336,291
Gross margin		27.7%		29.0%		32.0%	—		27.9%
Income (loss) from operations		91,941		14,994		(11,282)	(4,013)		91,640

(1)	Includes all subsidiaries, except for Alphaville, FIT and Bairro Novo.

(2)	The relevant results of Tenda are available only from October 22, 2008, the date after the merger of FIT into Tenda. Accordingly, there was no comparative information for Tenda in 2007.

Gafisa Segment

Years ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,770.2 million in 2009, compared to R$1,214.6 million in 2008, which represents an increase of 45.7% between the years. The increase in net operating revenues was attributable to the fact that Gafisa recognizes revenue under the percentage of completion basis, and the related increase in volume between years primarily is a result of an increase in sold units from inventory that was reduced in 2009. During 2009, as a reaction  to the economic recovery of the financial crisis and to protect the Company´s  financial liquidity, Gafisa adopted a conservative policy which reduced the launch volume for the year and the number of units under construction with lower sales performance, consequently reducing the total volume of inventory. At December 31, 2009, Gafisa had R$1,114.3 million in inventory and 14,775 units under construction compared to R$1,340.6 million and 18,864 units at December 31, 2008. This was demonstrated by an increase in

“contracted sales” during the year. The Gafisa segment had contracted sales of R$1,510.1 million in 2009 compared to R$1,345.1 million in 2008.

The increase in contracted sales between the two years reflects the continued strengthening of the Brazilian economy during 2009 and Gafisa’s ability to contract many of the developments that it had launched in before and during 2008. Despite this increase in contracted sales, there was a decrease in the number of units launched from 4,949 in 2008 to 3,413 units in 2009 which does not directly affect the net operating revenue, since Gafisa’s revenues are accounted for on the percentage of completion for units sold and under development. This decrease reflects Gafisa’s ability to adjust its launches and inventories to meet unit demand. The average price for a Gafisa unit launched during 2009 was R$370.5 thousand as compared to an average price per unit of R$386.6 thousand in 2008. The lower average price per unit in 2009 was attributable to a change in the project mix.

Operating costs

Operating costs for the Gafisa segment were R$1,297.0 million in 2009 compared to R$847.6 million in 2008, which represented an increase of 53.0% between the two years. This increase was primarily attributable to the greater volume of construction in progress during 2009 as compared to 2008 as discussed above. Operating costs, as a percentage of net operating revenues, increased to 73.8% in 2009 as compared to 69.8% in 2008, mainly due to an increase in labor costs. The increase in labor costs was attributable to the continued strengthening of the Brazilian economy and the higher labor cost for completing a unit. This increase in labor costs resulted in an increase in construction costs payable to third parties.

Gross profit

Gross profit for the Gafisa segment was R$473.1 million or 53.0% of our total gross profit in 2009, compared to R$367.0 million  or 69.8% of our total gross profit for 2008. The increase in gross profit was primarily due to higher net operating revenue, as explained above. In 2009, gross margin generated from the sale of our Gafisa developments decreased to 26.7% as compared to 30.2% in 2008. This decrease in gross margin percentages from 69.8% of our gross profit in 2008 to 53.0% of our gross profit in 2009 was primarily attributable to higher than expected construction expenses. As a result of lower productivity faced in some projects, mainly due to the difficulties in hiring trained personnel, elevated labor expenses  and higher than expected  inflationary pressure over labor of 7.74% and also an increase in some construction materials cost based on National Construction Cost Index, or INCC, of 3.25% in 2009. During 2009, the Company changed its approach to new launch activity and to focus on inventory reduction, decreasing its launched volume from R$4.2 billion in 2008 to R$2.3 billion in 2009 (a decline of 45.5%). On the other hand, the sales volume increased from R$2.6 billion in 2008 to R$3.2 billion in 2009 (an increase of 26%).

As a consequence of the reduction of the Company inventory volume, some of these units sold were linked to projects with lower margins, impacting 2009 results of operations. As previously noted, this lower margin is mainly related to cost overruns associated with geographical expansion and certain projects in Rio de Janeiro where we faced lower than expected productivity and higher than average inflationary pressure over our costs.

Net income

Net income for the Gafisa segment was R$151.1 million or 70.8% of our total net income in 2009, compared to R$103.7 million or 94.3% of our total net income for 2008. The fall from 94.3% of our income from operations in 2008 to 70.8% of our net income in 2009 is a result of consolidating our Tenda operations for a full year in 2009. Net income as a percentage of net operating revenues was 8.6% in 2009 as compared to 8.5% in 2008. The slight increase between years was attributable to higher average price per square meter that contributed to improvement in margins.

Tenda Segment

Years ended December 31, 2009 and the period from October 22, 2008 through December 31,2008

Net operating revenue

Net operating revenue for the Tenda segment was R$988.4 million in 2009 compared to R$163.9 million in the period from October 22, 2008 to December 31, 2008. This increase was primarily due to the consolidation of Tenda results for the full year in 2009 and also due to higher sales contracted and number of developments launched. The Tenda segment had contracted sales of R$1,361.1 million in 2009 compared to R$167.8 million for the period from October 22, 2008 to December 31, 2008. At December 31, 2009, Tenda had 26,500 units under construction compared to 11,148 units at December 31, 2008. The average price for a Tenda unit launched during 2009 was R$116.8 thousand as compared to an average price per unit of R$84.7 thousand during the period from October 22, 2008 through December 31, 2008. The change in the average price per unit in the current year was attributable to the merger of FIT Residencial into Tenda, after Gafisa’s acquisition of Tenda, bringing higher unit price projects to Tenda’s portfolio.

Operating costs

Operating costs for the Tenda segment were R$671.6 million in 2009 compared to R$111.9 million for the period from October 22, 2008 to December 31, 2008 due to the consolidation of Tenda’s results for the full year 2009.

Gross profit

Gross profit for the Tenda segment was R$316.8 million or 35.5% of our total gross profit in 2009, compared to R$52.0 million in the period from October 22, 2008 to December 31, 2008 or 9.9% of our total gross profit for 2008. The increase in gross profit was primarily due to the consolidation of Tenda results for the full year 2009. Gross margins increased slightly in 2009 from 31.7% in 2008 compared to 32.1% in 2009. Tenda was able to maintain comparable gross margin percentages despite similar trends in per unit labor costs and per unit interest costs as experienced by our Gafisa segment, primarily through the margins coming from FIT projects that better leverage the operational scale of building execution.

Net income

Net income for the Tenda segment was R$38.7 million or 18.1% of our total income from operations in 2009, compared to a net income of R$15.7 million or 14.3% of our total income from operations for the period from October 22, 2008 through December 31, 2008. The shift from 14.3% of our net income in 2008 to 18.7% of our net income in 2009 is a result of consolidating our Tenda operations for a full year in 2009 as discussed below. Net income as a percentage of net operating revenues was 3.9% in 2009 as compared to 9.6% in 2008. The shift  between years was attributable to Gafisa’s effort in reorganizing Tenda’s operational structure and its effects on synergies between the two companies.

Alphaville Segment

Years ended December 31, 2009 and 2008

Net operating revenue

Net operating revenue for the Alphaville segment was R$277.8 million in 2009 compared to R$249.6 million in 2008, which represents an increase of 11.3%. This increase was primarily due to the continued strong demand from Alphaville properties reflected by the increase of contracted sales of R$376.9 million in 2009 compared to R$299.9 million in 2008.  At December 31, 2009, Alphaville had 8,423 units under construction compared to 3,705 units in process at December 31, 2008. The average price for an Alphaville unit launched during 2009 was R$200.2 thousand as compared to an average price per unit of R$171.9 thousand in 2008. The change in the average price per unit in the current year was attributable to an increase in the average price per square meter, supported by market demand.

Operating costs

Operating costs for the Alphaville segment were R$175.1 million in 2009 compared to R$167.0 million in 2008, which represents an increase of 4.9%. This increase was mainly due to the greater volume of construction in progress in 2009 as compared to 2008.

Gross profit

Gross profit for the Alphaville segment was R$102.7 million or 11.6% of our total gross profit in 2009, compared to R$82.6 million  or 15.7% of our total gross profit for 2008. The increase in gross profit was primarily due to higher gross revenue from a greater number of developments in progress. In 2009, the gross margin generated from the sale of our developments increased to 37.0% as compared to 33.1% in 2008. This increase in gross margin percentage was due to higher average price per square meter that contributed to higher gross margin, primarily as a result of increased market demand for Alphaville products.

Net income

Net income for the Alphaville segment was R$23.8 million or 11.1% of our total net income in 2009, compared to R$21.1 million or 19.2% of our total income from operations in 2008. Net income as a percentage of net operating revenues was 8.6% in 2009 as compared to 8.5% in 2008. The slight increase  between years was mainly attributable to higher operational margins as discussed above.

Gafisa Segment

Results of Operations – Years ended December 31, 2008 and 2007

The following discussion compares certain items for the Gafisa segment for the years ended December 31, 2008 and 2007:

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,214.6 million in 2008 compared to R$1,004.4 million in 2007, which represents an increase of 20.9% between years. The increase in net operating revenues was attributable to the fact that Gafisa recognizes revenue under the percentage of completion basis, and the related increase in volume between years was primarily a result of an increase in units under construction as explained below. The Gafisa segment had contracted sales of R$1,345.1 million in 2008 compared to R$1,328.1 million in 2007. Gafisa launches totalled R$1,913 million in 2008 compared to R$1,698 million in 2007. During 2008, Gafisa was able to contract a consistent number of units and started to build many of the units that it contracted (pre-sold) in previous years. At December 31, 2008, Gafisa had 18,864 units under construction compared to 11,497 units under construction at December 31, 2007. The average price for a Gafisa unit launched during 2008 was R$386.6 thousand as compared to an average price per unit of R$289.6 thousand in 2007. The change in the average price per unit in 2008 was attributable to a change in the type of development constructed in 2008, specifically due to higher price per square meter that increased on average 29% in the period, which contributed to higher net operating revenue.

Operating costs

Operating costs for the Gafisa segment were R$847.6 million in 2008 compared to R$726.3 million in 2007, which represented an increase of 16.7%. This increase was mainly due to the greater volume of construction in progress during 2008 as compared to 2007 as explained above. Operating costs, as a percentage of net operating revenues, decreased to 69.8% in 2008 compared to 72.3% in 2007, mainly due to the recognition of better margin projects when compared to the previous year. The recorded gross margin from each project depends not only on the price but also on the construction costs, which is subject to region variations, project productivity and other execution risks. This is the primary for margin fluctuations.

Gross profit

Gross profit for the Gafisa segment was R$367.0 million or 69.8% of our total gross profit in 2008, compared to R$278.1 million or 82.7% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue, as explained above. In 2008, the gross margin generated from the sale of our developments increased to 30.2% as compared to 27.7% in 2007. This increase was due to a change in the type of developments under construction in 2008 as discussed above.

Net income

Net income for the Gafisa segment was R$103.7 million or 94.3% of our total income from operations in 2008, compared to R$91.9 million or 98.3% of our total income from operations in 2007. Net income as a percentage of net operating revenues was 8.5% in 2008 as compared to 9.1% in 2007. The decrease between years was attributable to the increased operating costs, as described above.

Alphaville Segment

Results of Operations – Years ended December 31, 2008 and 2007

The following discussion compares certain items for the Alphaville segment for the years ended December 31, 2008 and 2007:

Net operating revenue

Net operating revenue for the Alphaville segment was R$249.6 million in 2008 compared to R$192.7 million in 2007, which represents an increase of 29.5% between years. This increase was primarily due to (1) higher volume of contracted sales during 2008, from R$238.3 million in 2007 to R$299.9 million in 2008, and also related to the increase of development launched from six in 2007 (with a development value of R$237.4 million) to 11 in 2008 (with a development value of R$312.5 million); and (2) recognition of results from sales contracted in prior periods and geographic expansion. At December 31, 2008, Alphaville had 3,705 units under construction compared to 4,602 units at December 31, 2007. The average price for an Alphaville unit launched during 2008 was R$171.9 thousand as compared to an average price per unit of R$159.4 thousand in 2007. The change in the average price per unit in the current year was attributable to lower average size and higher average price of the units being built.

Operating costs

Operating costs for the Alphaville segment were R$167.0 million in 2008 compared to R$136.9 million in 2007, which represents an increase of 22.0%. This increase was mainly due to the greater volume of construction in progress in 2008 as compared to 2007.

Gross profit

Gross profit for the Alphaville segment was R$82.6 million or 15.7% of our total gross profit in 2008, compared to R$55.8 million or 16.6% of our total gross profit for 2007. The increase in gross profit was primarily due to higher gross revenue from the greater number of development launches in 2008, which also had a higher gross margin of 33.1% in 2008 compared to 29.0% in 2007. The increase between years in gross margin percentages was primarily attributable to better margins per project, reflecting the sequential improvement of Alphaville’s performance after its acquisition by Gafisa.

Net income

Net income for the Alphaville segment was R$21.1 million or 19.2% of our total income from operations in 2008, compared to R$15.0 million or 16.1% of our total income from operations in 2007. Net income as a percentage of net operating revenues was 8.4% in 2008 as compared to 7.8% in 2007. The increase between years was mainly attributable to better operating margins, as described above.

FIT Segment

Results of Operations - Period from January 1, 2008 to October 22, 2008 and year ended December 31, 2007

Net operating revenue

Net operating revenue for the FIT segment was R$78.5 million in the period from January 1, 2008 to October 21, 2008 compared to R$7.2 million in 2007, which represents an increase of R$71.3 million. This increase was primarily due to the start-up of FIT operations in March 2007. The FIT segment’s contracted sales increased from R$47.1 million in 2007 to R$394.1 million in 2008, and the launch volume increased from 10 developments, with a potential sale value of R$263.4 million in 2007, to 16 developments with a potential sales value of R$496.1 million in 2008.

Since FIT’s revenues are based on the percentage of completion for units sold and under development, the increase in net operating revenue reflects the increased contracted sales and the volume of units under construction between years.

Operating costs

Operating costs for the FIT segment were R$60.1 million in the period from January 1, 2008 to October 21, 2008 compared to R$4.9 million in 2007, which represented an approximate 12-fold increase. This increase was primarily due to the greater volume of construction in progress during 2008 as compared to 2007, since the company started its operations in March 2007. Operating cost, as a percentage of the net operating revenues, increased to 76.6% in 2008 as compared to 68.0% in 2007, mainly due the company’s operational leverage, since the projects launched in 2007 (FIT’s start-up year) were starting the construction process.

Gross profit

Gross profit for the FIT segment was R$18.4 million or 3.5% of the total company gross profit during 2008, compared to R$2.3 million or 0.7% of the total gross profit in 2007. This increase was due to the company’s growth since it stared operations in March 2007, reflected through the increase of revenues recognized from contracted sale of developments launched at the end of 2007 and during 2008. Gross margin reached 23.4% in the 2008, as compared to 32.0% in 2007. Since FIT recognizes revenue based on percentage of completion, the 2007 gross margin is not a good point of reference, as we only recognized R$7.2 million of net revenue.

Net loss

Net loss  for the FIT segment was R$22.3 million in 2008, compared to a net loss of R$11.3 million in 2007. Net loss as a percentage of net operating revenues was (28.3)% in 2008, as compared to (157.4)% in 2007. The increased loss from operations between years was attributable to the start up of FIT in 2007, when the company recognized lower level of operating revenue, as described above.

Bairro Novo Segment

The comparative analysis below for the Bairro Novo segment is limited since Bairro Novo Cotia was launched in November 2007.

Years ended December 31, 2008 and 2007

Net operating revenue

Net operating revenue for the Bairro Novo segment was R$33.9 million in 2008. There was no revenue recognized for 2007, since Bairro Novo Cotia represents a development that was launched in November 2007.

Operating costs

Operating costs for the Bairro Novo segment were R$27.7 million in 2008. There was no operating cost in 2007, since Bairro Novo Cotia was a development that was launched in November 2007.

Gross profit

Gross profit for the Bairro Novo segment was R$6.1 million or 1.2% of the total company gross profit in 2008. There was no gross profit in 2007, since Bairro Novo Cotia was a development that was launched in November 2007.

Tenda Segment

We have not provided a comparative analysis for Tenda for the years ended December 31, 2007 and 2008 because our business combination occurred on October 21, 2008.

B.	Liquidity and Capital Resources

As we are not compliant with the financial statement requirements of the SEC Rules and Regulations as discussed below under “Item 16F. Change in Registrant's Certifying Accountant,” we are precluded from offering securities registered with the SEC until such time we become compliant.

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we strive to transfer to banks and sell to the market the receivables portfolio of our completed units. In 2009, we sold receivables from completed units for net proceeds of R$139.3 million.

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

The following table shows the balance of our receivables from clients’ portfolio for the development and sale of properties for the periods presented:

	As of December 31,
	2009		2008		2007
	(in thousands)
Real estate development receivables:
Current	R$	2,252,474	R$	1,254,594	R$	473,734
Long-term		1,524,172		863,950		497,910
Total	R$	3,776,646	R$	2,118,544	R$	971,644

Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	R$	1,556,510	R$	812,406	R$	486,794
Long-term		1,583,076		2,754,513		881,352
Total		3,139,586		3,566,919		1,368,146
Total clients’ portfolio	R$	6,916,232	R$	5,685,463	R$	2,339,790

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

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of January 2010, our clients’ default level was 4.51% of our accounts receivable. We did not record a provision for the years ended December 31, 2009, 2008 and 2007 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda, taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions. The allowance for doubtful accounts for Tenda totaled R$17.8 million as of December 31, 2009 and is considered sufficient by our management to cover future expected losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash used in operating activities totaled R$676.7 million in 2009 as compared to R$812.5 million in 2008. The R$676.7 was primarily composed of  (1) a continued increase in cash allocated to finance receivables from clients, totaling R$1,657.1 million in 2009, which was primarily attributable to the continued year-on-year growth in our operations, related projects under development and thus the increase of the percentage of completion receivable; (2) additional proceeds from properties for sale of R$280.5 million attributable to an increased selling effort to clear unsold units from inventory arising in the prior year; and (3) partially offset by increases and decreases in other operating assets and liabilities.

In 2008, there was a significant increase in the operating expenditures as compared to 2007 mainly due to the increased number of projects under construction, the acquisition of land to support future launches and increased accounts receivables. As a result, net cash used in operating activities amounted to R$812.5 million in 2008 as compared to R$451.9 million in 2007.

Investment activities

Net cash used in investment activities, including for the acquisition of property, equipment and new investments, was R$65.6 million and R$78.3 million in 2009 and 2008 respectively. Our expenditure in 2009 was mainly related to the investment of R$45.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were for the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and in the SAP implementation, which totaled R$5.0 million. Restricted cash balances increased due to guaranteed financing in the amount of R$20.5 million.

Our expenditure in 2007 was mainly related to investments in property and equipment of R$63.1 million, in subsidiaries of R$15.0 million and restricted cash for loan guarantees of R$67.1 million. Cash acquired along with the Tenda business combination totaled R$66.9 million.

Our expenditure in 2007 was related to the acquisition of investments in subsidiaries and property and equipment. The increase of our cash used in investing activities in 2007 was primarily due to the acquisition of (1) shares of Catalufa Participações Ltda., whose principal asset consisted of an investment in Alphaville; and (2) all shares held by Redevco do Brasil in the following jointly-controlled entities:  Blue I SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Blue II SPE Planejamento, Promoção, Incorporação e Venda Ltda.; Jardim I Planejamento, Promoção e Venda Ltda. and Sunplace SPE Ltda.

Financing activities

Net cash provided by financing activities in 2009 totaled R$1,540.4 million, an increase of 68.9%, compared to the net cash provided by financing activities in 2008 of R$911.8 million. The cash provided in 2009 was mainly attributable to: (1) issuance of debentures and other debt totaling R$2,259.7 million; (2) amortization of loans in the amount of R$861.0 million; and (3) securitization transactions in the amount of R$110.6 million. We also paid R$26.1 million in dividends and R$35.5 million in obligations to venture partners. We sold shares held in treasury for R$82.0 million.

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

Pledged mortgage receivables and marketable securities

As of December 31, 2009, substantially all of our mortgage receivables totaling R$3.5 billion are pledged. In addition, R$97.4 million of our marketable securities as they have been pledged.

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

In 2009, we invested R$45.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and the SAP implementation, which totaled R$5.0 million. We also had a reduction in restricted cash due to guaranteed financing of R$20.4 million.

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

In addition to the loans listed above, we received contributions from venture partners of R$300.0 million in 2008 which will be fully redeemed by us in 2014, as described below

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas will start on January 31, 2012.

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

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a spread of 8% + TR, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees are comprised of assignments of receivables and bank accounts. Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios and minimum or maximum amounts required by such financial covenants and Tenda’s performance against those minimum or maximum levels include: (1) coverage debt service defined as

EBIT divided by net financial expenses cannot exceed 1.3 ratio, (2) debt index defined as (receivables plus inventory) divided by (net debt minus collateralized debt) cannot exceed 2.0 ratio or be lower than zero, and (3) (net debt minus collateralized debt) divided by shareholders equity cannot exceed 50%. As of December 31, 2009, Tenda was in compliance with all the above mentioned ratios.

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

In June 2009, we issued debt securities backed by real estate sales receivables (Cédula de Crédito Imobiliário), or CCI. The transaction consists of an assignment of a portfolio comprised of select residential real estate receivables from Gafisa and its subsidiaries. We assigned a receivables portfolio in the amount of R$89.1 million in exchange for cash at the transfer date, discounted to present value, totaling R$69.3 million, recorded as “Other accounts payable—Credit Assignments.”

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

U.S. GAAP Reconciliation and U.S. GAAP Operating Trends

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$213.5 million, R$109.9 million and R$91.6 million, in 2009, 2008 and 2007, respectively. Under U.S. GAAP, we have reported a net income (loss) of R$(160.2) million, R$272.8 million and R$30.6 million, in 2009, 2008 and 2007, respectively.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$2,325.6 million, R$1,612.4 million and R$1,498.7 million as of December 31, 2009, 2008 and 2007, respectively. Under U.S. GAAP, we would have reported shareholders’ equity of R$2,000.4 million, R$2,097.2 million and R$1,457.3 million as of December 31, 2009, 2008 and 2007, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	stock option plans;

•	business combinations;

•	effects of deferred taxes on the differences above; and

•	noncontrolling interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity see Note 25 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

As per Note 26 of our consolidated financial statements, the Company has changed some accounting policies and also has  identified certain errors in its previously published consolidated financial statements that are being retrospectively corrected herein. The effect of this correction of the consolidated statements of income is as follows:

Consolidated Statement of Operations – year ended December 31, 2009

	Year ended December 31. 2009
	U.S. GAAP as previously reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	U.S. GAAP as restated
	(in thousands of Reais)
Net operating revenue (i)	2,338,311	(126,636)	(287,556)	(145,321)	1,778,798
Operating costs (sales and services) (i)	(1,652,850)	73,987	200,148	78,393	(1,300,322)
Gross profit (i)	685,461	(52,649)	(87,408)	(66,928)	478,476
Operating expenses
Selling, general and administrative	(439,459)	–	74	–	(439,385)
Other (ii)	(161,077)	–	25,530	–	(135,547)
Operating income	84,925	(52,649)	(61,804)	(66,928)	(96,456)
Financial income (expenses) (iii)	(83,622)	85	(22,226)	2,838	(102,925)
Income before income tax, equity in results and noncontrolling interest	1,303	(52,564)	(84,030)	(64,090)	(199,381)
Income tax expense (iv)	(59,567)	14,801	23,974	8,229	(12,563)
Income (loss) before equity in results and noncontrolling interests	(58,264)	(37,763)	(60,056)	(55,861)	(211,944)
Equity in results (v)	63,862	8,365	9,870	–	82,097
Net income	5,598	(29,398)	(50,186)	(55,861)	(129,847)
Less: Net income attributable to the noncontrolling interests (vi)	(42,276)	(8,365)	20,308	–	(30,333)
Net income (loss) attributable to Gafisa	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)
U.S. GAAP net income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)
U.S. GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)
Reconciliation from U.S. GAAP net income to U.S. GAAP net income available to Common shareholders
U.S. GAAP net Income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)
U.S. GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

Consolidated Statement of Operations – year ended December 31, 2008

	Year ended December 31, 2008
	U.S. GAAP as previously reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	U.S. GAAP as restated
	(in thousands of Reais)
Net operating revenue (i)	1,692,706	(126,315)	(178,766)	(62,184)	1,325,441
Operating costs (sales and services) (i)	(1,198,256)	92,796	80,898	32,440	(992,122)
Gross profit (i)	494,450	(33,519)	(97,868)	(29,744)	333,319
Operating expenses
Selling, general and administrative	(306,134)	(5,417)	–	–	(311,551)
Other (ii)	163,363	573	39,579	–	203,515
Operating income	351,679	(38,363)	(58,289)	(29,744)	225,283
Financial income (expenses) (ii)	40,198	(7,625)	23,291	20,159	76,653
Income before income tax, equity in results and noncontrolling interest	391,877	(45,988)	(34,998)	(9,585)	301,396
Income tax expense (iv)	(70,576)	15,690	12,045	546	(42,295)
Income (loss) before equity in results and noncontrolling interests	321,301	(30,298)	(22,953)	(9,039)	259,641
Equity in results (v)	26,257	–	–	3,616	29,873
Net income	347,558	(30,298)	(22,953)	(5,423)	289,514
Less: Net income attributable to the noncontrolling interests (vi)	(47,900)	–	34,031	(3,616)	(17,485)
Net income (loss) attributable to Gafisa	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss)	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss) available to Common shareholders (Basic earnings)	299,658	(30,298)	11,708	(9,039)	272,029
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	299,658	(30,298)	11,708	(9,039)	272,029

Consolidated Statement of Operations – year ended December 31, 2007

	Year ended December 31, 2007
	U.S. GAAP as previously reported	Gafisa revenue recognition	Alphaville	U.S. GAAP as restated
	(in thousands of Reais)
Net operating revenue (i)	1,090,632	(22,730)	(69,927)	997,975
Operating costs (sales and services) (i)	(865,756)	7,841	40,145	(817,770)
Gross profit (i)	224,876	(14,889)	(29,782)	180,205
Operating expenses
Selling, general and administrative	(192,025)	–	–	(192,025)
Other	1,595	–	–	1,595
Operating income	34,446	(14,889)	(29,782)	(10,255)
Financial income (expenses) (iii)	27,243	1,623	2,763	31,629
Income before income tax, equity in results and noncontrolling interest	61,689	(13,266)	(27,019)	21,404
Income tax expense (iv)	(1,988)	4,473	2,920	5,405
Income (loss) before equity in results and noncontrolling interests	59,701	(8,793)	(24,099)	26,809
Equity in results (v)	8,499	858	9,640	18,997
Net income	68,200	(7,935)	(14,459)	45,806
Less: Net income attributable to the noncontrolling interests (vi)	(4,738)	(858)	(9,640)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(8,793)	(24,099)	30,570
U.S. GAAP net income (loss)	63,462	(8,793)	(24,099)	30,570
U.S. GAAP net income (loss) available to Common shareholders (Basic earnings)	63,462	(8,793)	(24,099)	30,570
Reconciliation from U.S. GAAP net income to U.S. GAAP net income available to Common shareholders

	Year ended December 31, 2007
	U.S. GAAP as previously reported	Gafisa revenue recognition	Alphaville	U.S. GAAP as restated
	(in thousands of Reais)
U.S. GAAP net Income (loss)	63,462	(8,793)	(24,099)	30,570
U.S. GAAP net income (loss) available to Common shareholders (Diluted earnings)	63,462	(8,793)	(24,099)	30,570

(i)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10. Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation and reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment above.

(ii)
Retrospective adjustment to the Tenda’s purchase price allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(iii)
Revision of non-controlling interest to financial expenses. The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(iv)	Deferred income tax on above adjustments.

(v)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.

(vi)	Non-controlling interest on above adjustments.

At December 31, 2009 and 2008 we presented R$1.424 billion and R$0.503 billion, respectively, classified as cash and cash equivalents under BR GAAP. Such amount includes investments in government bonds, certificates of deposits, derivative contracts, debentures and bank receipts of deposit. For U.S. GAAP purposes (as restated), R$1.304 billion and R$0.330 billion at December 31, 2009 and 2008, respectively, of this amount is presented as marketable securities as U S GAAP generally does not allow securities with original maturities of greater than 90 days to be classified as cash equivalents.

Presented below are our consolidated net operating revenues for each of the past three years:

	Brazilian GAAP	U.S. GAAP (as restated)
	(in thousands of Reais)
2009	3,036,357	1,778,798
2008	1,740,404	1,325,441
2007	1,204,287	997,975

Our revenues under U.S. GAAP have traditionally been lower than our revenues under Brazilian GAAP given the application of different revenue recognition accounting policies. Brazilian GAAP provides for the percentage of completion method to be applied to construction activities from the time that a development is started and a customer is obtained. However, under U.S. GAAP such revenue recognition under percentage of completion is limited depending upon the stage of project completion, the amount of a customer’s initial and continuing investment, and is also limited given potential penalty and refund provisions that exist in our contracts.

Our net income (loss) was as follows for each of the past three years:

	Brazilian GAAP		U.S. GAAP (as restated)
	(in thousands of Reais)
2009	R$	213,540	R$	(160,180)
2008	R$	109,921	R$	272,029
2007	R$	91,640	R$	30,570

Our shareholders’ equity under U.S. GAAP is lower than our shareholders’ equity under Brazilian GAAP for all periods primarily due to the differences mentioned above.

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

U.S. GAAP Accounting pronouncements not yet adopted

The FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, in June 2009 to codify in ASC 105, “Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative U.S. GAAP recognized by the FASB, excluding SEC guidance, to be applied by non-government entities. We have adopted the provisions of ASU 2009-01 in these consolidated financial statements, and there was no impact.

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. We expect that the adoption of ASU 2009-16 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (“VIE”) Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. We expect that the adoption of ASU 2009-17 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-25 Plan Accounting – Defined Contribution Pension Plan (Topic 962) which amends the requirement that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. We expect that the adoption of ASU 2010-25 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-20 Receivables (Topic 310) which improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

The FASB issued ASU 2010-18 Receivables (Topic 310) which clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. We expect that the adoption of ASU 2010-18 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-11 Derivatives and Hedging (Topic 815) which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. We expect that the adoption of ASU 2010-11 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-10 Consolidation (Topic 810) which defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. We expect that the adoption of ASU 2010-10 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-09 Subsequent Events (Topic 855) which addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. We expect that the adoption of ASU 2010-09 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-28, Intangibles – Goodwill and Others (Topic 350): When to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts in December 2010. This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in the earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. We expect that the adoption of ASU 2010-28 will not have a material impact on our consolidated financial statements.

The FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU addresses that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. We will apply the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. We expect that the adoption of ASU 2009-29 will not have a material impact on our consolidated financial statements.

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

Gary R. Garrabrant. Mr. Garrabrant is the chief executive officer and co-founder of Equity International. From 1996 to 1999, he was executive vice-president of Equity Group Investments, LLC (EGI), the privately held investment company founded and led by Sam Zell. Mr. Garrabrant joined EGI in 1996 and founded Equity International with Mr. Zell in 1999. Mr. Garrabrant is a director of Equity International and a director of Brazilian Finance & Real Estate. He is the former vice chairman and director of Homex and a former director of NH Hoteles (MSE:NHH). Previously, Mr. Garrabrant was involved in the creation of Capital Trust (NYSE:CT) where he served as vice chairman and director, and in the formation of Equity Office Properties Trust. Prior to joining EGI, he co-founded Genesis Realty Capital Management and was a managing director in the real estate investment banking division of Chemical Bank and in a similar role with The Bankers Trust Company. Mr. Garrabrant is a member of the University of Notre Dame’s Mendoza College of Business Advisory Council and the Real Estate Advisory Board at Cambridge University. Mr. Garrabrant holds a bachelor’s degree in finance from the University of Notre Dame and completed the Dartmouth Institute at Dartmouth College. He is currently the chairman of our board of directors, and his current term commenced on April 4, 2008. He is also a member of the Investment Committee and Compensation Committee. His business address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois, 60606, United States.

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

Thomas J. McDonald. Mr. McDonald is chief strategic officer of Equity International. Mr. McDonald has been associated with the Company since its inception in 1999. He is a director of several of Equity International’s portfolio companies, including Gafisa (NYSE:GFA, BZ:GFSA3), BR Malls (BZ:BRML3) and AGV Logística. Prior to Equity International, Mr. McDonald was with Anixter International, a global provider of network infrastructure solutions and services. Prior to joining Anixter in 1992, Mr. McDonald was based in Mexico City with Quadrum S.A. de C.V., a Latin American finance company. Mr. McDonald holds a bachelor’s degree in international relations and Spanish from the University of Notre Dame and a master’s degree in business administration from the University of Chicago’s Graduate School of Business. He is currently a member of our board of directors, and his current term commenced on April 4, 2008. He is also member of the Investment Committee, the Compensation Committee and the Nomination and Corporate Governance Committee. His business address is Two North Riverside Plaza, Suite 1500, Chicago, Illinois, 60606, United States.

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

As of December 31, 2009, the provisions for contingencies for civil lawsuits included R$71.3 million related to lawsuits in which we were cited as a successor in foreclosure actions where the original debtor, Cimob Companhia Imobiliária (“Cimob”), was a former shareholder of Gafisa. The plaintiff claims that we should be held liable for the debts of Cimob. During 2009, we recorded an additional provision in the amount of R$65.8 million following unfavorable judicial decisions, which led us to seek new legal opinions from our Brazilian counsels and reevaluate the estimate of probable loss. Our insurance provides coverage for R$17.7 million. Further we were required by the competent court hearing the case to set aside (1) in an escrow account R$64.9 million, and (2) a certain number of treasury shares, both measures aiming at guaranteeing any potential foreclosure. We have filed appeals against all decisions, as we believe that references to Gafisa in the lawsuits are not legally justifiable. In other similar cases, we have obtained favorable decisions in which we were awarded final decisions overturning claims against Cimob. The ultimate outcome of our appeal, however, cannot be predicted at this time.

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

Labor Claims

As of December 31, 2009, we were a defendant in approximately 2,350 labor claims resulting from our ordinary course of business, of which approximately 85% were filed by outsourced workers and approximately 15% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee’s relationship and dismissal rights. As of December 31, 2009, the total value involved in the labor claims filed against us was approximately R$71.0 million. As of December 31, 2009, the provision for labor claims amounted to R$8.9 million.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&F BOVESPA, had a market capitalization of US$1.3 trillion as of December 31, 2009 and an average daily trading volume of US$2.7 billion for 2009. In comparison, the NYSE had a market capitalization of US$18.9 trillion as of December 31, 2009 and an average daily trading volume of approximately US$4.9 billion for 2009. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

•
disclose changes in the amount of securities held by controlling shareholders (if this is the case), by members of our management and by members of our fiscal council (if in place) within the preceding 12 months;

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

We are currently negotiating the structure for the acquisition of 20% of Alphaville’s shares. This participation was valued at R$126.5 million and we intend to pay for it through the issuance of 9,797,792 shares. This transaction is subject to relevant corporate authorizations. In addition, we may acquire the remaining 20% of Alphaville’s shares that we currently do not own by 2012.

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

Gains assessed on a disposition of common shares carried out on the Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a Low or Nil Tax Jurisdiction; or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction.  In these case, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2009.

	As of December 31, 2009
	Expected Maturity Date
	Total	2010	2011	2012	2013 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Liabilities:
Loans, financing and debentures:
Debentures	1,918,377	122,377	346,000	275,000	1,175,000	CDI	1,918,377
Average interest rate	9.19%	9.76%	9.42%	9.12%	9.12%
Loans and financing (working capital)	736,736	408,326	244,846	48,318	35,246	CDI	736,736
Average interest rate	10.77%	12.06%	13.67%	13.26%	13.26%
Loans and financing - SFH	467,019	269,986	168,737	23,536	4,760	TR	467,019
Average interest rate	10.65%	11.14%	11.08%	11.13%	11.13%
Total loans, financing and debentures	3,122,132	800,689	759,583	346,854	1,215,006		3,122,132
Obligation to venture partner	300,000	—	—	100,000	200,000	CDI	300,000
Real estate development obligations(2)	3,162,601	2,228,115	841,558	89,680	3,248	INCC	3,162,601
Obligations for purchase of land	350,706	204,305	51,238	40,212	54,951	INCC	350,706
Total	6,935,439	3,233,109	1,652,379	576,746	1,473,205		6,935,205
Assets:
Cash, bank and marketable securities:
Cash and banks	143,799	143,799	—	—	—		143,799
Cash equivalents (current and non-current)	149,141	149,141	—	—	—		149,141
Marketable securities	1,033,717						1,033,717
Restricted cash	97,396	97,396	—	—	—		97,396
Receivables from clients	3,776,646	2,008,049	1,146,083	312,858	309,760	INCC and IGPM	3,776,646
Receivables from clients (2)	3,139,586	1,555,160	1,025,080	281,012	278,230	INCC and IGPM	3,139,586

	As of December 31, 2009
	Expected Maturity Date
	Total	2010	2011	2012	2013 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Total client receivables	6,916,232	3,563,209	2,171,163	593,871	587,990		6,916,232
Total	8,340,285	4,987,262	2,171,163	593,871	587,990		8,340,285

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

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2009, the end of the period covered by this report. As a result of the material weakness identified below under item (b), Management’s Annual Report on Internal Control over Financial Reporting, the Company has concluded that its disclosure controls and procedures as of December 31, 2009 were ineffective. However, to address the material weakness in internal control over financial reporting, management performed additional analysis and other post-closing procedures in an effort to reasonably assure that the consolidated financial statements included in this Form 20-F/A for the fiscal year ended December 31, 2009 have been prepared in accordance with Brazilian GAAP, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting (restated)

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in conformity with Brazilian GAAP, including the reconciliation to US GAAP in accordance with Item 18 of Form 20-F, and includes those policies and procedures that:

•	provide for maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with Brazilian GAAP, including the reconciliation to US GAAP in accordance with Item 18 of Form 20-F, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009. This assessment identified “material weaknesses” (as defined in Rule 12b-2 under The Exchange Act and Rule 1-02 of Regulation S-X) in internal control over financial reporting as of December 31, 2009, which is discussed in the following paragraphs.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Material adjustments were identified with respect to the U.S. GAAP conversion process that resulted in a restatement of the 2009 consolidated financial statements included in this Form 20-F/A. Material adjustments were identified related to U.S. GAAP revenue recognition, U.S. GAAP cash equivalent presentation and U.S. GAAP consolidated statement of cash flows presentation. Adjustments, which were quantitatively material in the aggregate, highlighted a material weakness in the Company’s internal control over financial reporting as of December 31, 2009. The material weakness in the Company’s U.S. GAAP conversion process was attributable, in part, to deficiencies in evaluating the timing of revenue recognition and insufficient resources with adequate knowledge of U.S. GAAP and SEC financial reporting matters. Brazilian GAAP and U.S. GAAP are similar in many areas; however, there still exist meaningful differences between the two accounting principles, especially in the area of accounting for construction revenues.

In addition, material adjustments were identified with respect to the primary consolidated financial statements (BR-GAAP) related to the segregation between current and non current of the receivables from clients and properties for sale. These adjustments, which were quantitatively material in the aggregate, highlighted as well, a material weakness in the Company’s internal control over financial reporting as of December 31, 2009. The material weakness in the Company’s primary consolidated financial statements was attributable, in part, in deficiencies related to the supervision in the preparation of those financial statements, specifically in the area of revenue recognition.

In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Company’s management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was not effective based on those criteria.

In order to remediate identified gaps over U.S. GAAP conversion process, Company will retrain its personnel and evaluate the need to either hire additional personnel with proven expertise in U.S. GAAP or a third-party to ensure its conversion process attends all U.S. GAAP requirements.

(a) Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, has not issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2009.

(b) Changes in Internal Control over Financial Reporting

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

The following table describes the total amount billed to us by PricewaterhouseCoopers Auditores Independentes for services performed in 2009 and 2008 and the respective remuneration for these services.

	2009	2008
	(in thousands of reais)
Audit fees (1)	4,515	2,334
Audit related fees (2)	23	1,008
Tax fees (3)	25	99
Total	4,563	3,441

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

Changes in Gaflsa’s Certifying Accountant

Previous independent registered public accounting firm

On August 18, 2009, Gafisa dismissed PricewaterhouseCoopers Auditores Independentes as its independent registered public accounting firm. Gafisa’s board of directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of PricewaterhouseCoopers Auditores Independentes on the consolidated financial statements for the past two fiscal years (2008 and 2007) contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

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

Gafisa requested that PricewaterhouseCoopers Auditores Independentes furnish it with a letter addressed to the SEC, stating whether or not it agrees with the above statements. That letter is included as Exhibit 15.2 to this Form 20-F/A.

New independent registered public accounting firm

Terco Grant Thornton Auditores Independentes S.S. (“Terco”) previously audited:

•
The consolidated financial statements of our subsidiary Construtora Tenda S.A.  (“Tenda”) as of December 31, 2008 and for the period from its acquisition on October 22, 2008 through December 31, 2008.   Terco issued an unqualified opinion on those Tenda consolidated financial statements while still a member firm of Grant Thornton International.  Our then principal independent registered public accounting firm (PricewaterhouseCoopers Auditores Independentes) referred to Terco’s consolidated financial statement audit report in their audit report on our 2008 consolidated financial statements, when it was initially issued.

•
The consolidated financial statements of Gafisa S.A. as of and for the year ended December 31, 2009, and issued an unqualified opinion on those consolidated financial statements, when it was initially issued, while still a member firm of Grant Thornton International.

•
Gafisa’s internal control over financial reporting (“ICFR”) as of  December 31, 2009, and issued an unqualified opinion on ICFR when it was initially issued, also while still a member of Grant Thornton International.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. (“Ernst & Young Brazil”) and Terco to form Ernst & Young Terco Auditores Independentes S.S.  (“Ernst & Young Terco”).  The combined firm Ernst & Young Terco assumed responsibility for Terco’s previous audit work and audit opinions.

As a result of our decision to restate our previously issued 2009 Form 20-F due to certain errors in its previously published consolidated financial statements, Ernst & Young Terco advised us that, as a consequence of the decision to restate such financial statements, Terco’s previously issued audit reports dated March 10, 2010 on the 2009 Gafisa consolidated financial statements and April 27, 2009 on the 2008 Tenda consolidated financial statements (both audits performed in accordance with PCAOB standards) should no longer be relied upon. Ernst & Young Terco also advised us that Terco’s attestation report on the Company’s internal control over financial reporting dated

March 10, 2010 included in the 2009 Form 20-F should no longer be relied on. Ernst & Young Terco further advised us that previously issued consents relating to a past Form F-3ASR (File No. 333-159803, effective June 5, 2009) were being withdrawn.

Prior to its merger with Terco, Ernst & Young Brazil provided certain internal audit services to us in connection with the preparation of our consolidated financial statements for both 2008 and 2009. Because the merged firm of Ernst & Young Terco would have been responsible to audit the adjustments of our 2009 consolidated financial statements and ICFR, it must be independent both in fact and appearance during both the period in which the auditor performs its audit services and also during the period under audit. In light of both (i) the magnitude of the resulting U.S. GAAP restatement adjustments, and (ii) the extent of the aforementioned internal audit services which were provided, among other factors, it was ultimately determined that the merged firm of Ernst & Young Terco would be unable to report on the accompanying restated 2009 consolidated financial statements or on the accompanying restated 2009 ICFR.

Accordingly, on June 27, 2011, Ernst & Young Terco resigned as our independent registered accounting firm with respect to 2009 for purposes of our filings with the SEC. Ernst & Young Terco however remains our independent auditors with respect to 2009 for purposes of our Brazilian GAAP financial statements filed with the CVM.  Ernst & Young Terco was appointed on  August 25, 2010 and September 27, 2011 as our independent registered accounting firm for the 2010 and 2011 fiscal years, respectively.  Furthermore, Ernst & Young Terco has audited the restatement adjustments relating to the 2008 financial statements of Tenda.

Therefore, on July 7, 2011, the Company then engaged PricewaterhouseCoopers Auditores Independentes as its independent registered accounting firm with respect to 2009 for purposes of its filings with the SEC.

During the two most recent fiscal years (2009 and 2008) and the subsequent interim period until engaging PricewaterhouseCoopers Auditores Independentes for the 2009 SEC audit, there were no disagreements with either Terco or Ernst & Young Terco on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of such disagreements in connection with their reports on the aforementioned consolidated financial statements for such periods.

During the two most recent fiscal years and the subsequent interim periods until engaging PricewaterhouseCoopers Auditores Independentes for the 2009 SEC audit, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for:

•	The aforementioned restatements of the Company and Tenda’s consolidated financial statements.

•	The aforementioned material weaknesses in the Company’s ICFR discussed in Item 15.

•	The aforementioned withdrawal of auditor reports and consents.

•	Ernst & Young Terco’s need to resign as our 2009 principal auditor for independence considerations triggered by the need to restate the 2009 Gafisa financial statements.

The reportable events discussed above were discussed with the Audit Committee.

We have provided Ernst & Young Terco with a copy of this 2009 Form 20-F/A prior to its filing with the Securities and Exchange Commission.  We have requested Ernst & Young Terco to furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the above statements, as required by Item 16F(a)(3) of Form 20-F.    Such letter is filed as Exhibit 15.1.

ITEM 16G.	CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.	FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19.	EXHIBITS

We are filing the following documents as part of this Annual Report on Form 20-F/A:

1.1.	Bylaws of Gafisa S.A., as amended (English), which are incorporated by reference to our annual report on Form 20-F filed with the Securities and Exchange Commission on March 10, 2010.

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

8.1.	List of Subsidiaries*

11.1.	Code of Business Conduct and Ethics (English), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2008.

12.1.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1.	Letter from Ernst & Young Terco commenting upon its reading of Item 16-F.*

15.2.	Letter from Pricewaterhouse Coopers Auditores Independentes commenting upon its reading of Item 16-F. *

15.3.	Report of Ernst & Young Terco with respect to Construtora Tenda S.A.*

  * Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duílio Calciolari
	Title:	Chief Executive Officer

Date: May 29,  2012

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements:

Gafisa S.A.
Consolidated Financial Statements as of
December 31, 2009, 2008 and 2007
and Reports of Independent Registered
Public Accounting Firms

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders
Gafisa S.A.

1
In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder’s equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries (the Company) at December 31, 2009, 2008 and 2007, and the results of their operations their cash flows and the value added to their operations for each of the three years in the period ended December 31, 2009 in conformity with accounting practices adopted in Brazil.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the consolidated financial statements of Construtora Tenda S.A. as of December 31, 2008, a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand at that date and net operating revenues of R$ 163,897 thousand for the period from October 22 (date of acquisition) through December 31, 2008. The consolidated statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A. is based solely on the report of the other auditors.

2
We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

3
As discussed in Note 25 and 26 to the consolidated financial statements, the Company has restated its 2009, 2008 and 2007 financial statements to reflect corrections of errors and changes in accounting policies.

4
As discussed in Note 3 to the consolidated financial statements, the Company adopted new Brazil accounting guidance on January 1, 2009 related to the accounting for goodwill, in accordance with accounting practices adopted in Brazil, which is no longer amortized.

5
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

São Paulo, May 29, 2012

/s/ PricewaterhouseCoopers	/s/ Wander Rodrigues Teles
PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador CRC 1DF005919/O-3 “S” SP
CRC 2SP000160jO-5

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Report of Independent Registered
Public Accounting Firm

Assets	Note	2009	2008	2007
		(Restated) Note 26
Current assets
Cash, cash equivalents and financial investments	4	1,424,053	605,502	517,420
Receivables from clients	5	2,252,474	1,254,594	473,734
Properties for sale	6	1,371,672	1,695,130	872,876
Other accounts receivable	7	108,791	182,775	101,920
Deferred selling expenses	-	6,633	13,304	3,861
Prepaid expenses	-	12,133	25,396	6,224

		5,175,756	3,776,701	1,976,035

Non-current assets
Receivables from clients	5	1,524,172	863,950	497,910
Properties for sale	6	376,785	333,846	149,403
Deferred taxes	16	281,288	190,252	78,740
Other	7	69,160	110,606	42,797

		2,251,405	1,498,654	768,850

Investments	8	-	-	12,192
Intangible assets	9	204,686	213,155	215,297
Property and equipment, net	-	56,476	50,348	32,411

		261,162	263,503	259,900

		2,512,567	1,762,157	1,028,750

Total assets		7,688,323	5,538,858	3,004,785

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Liabilities and shareholders' equity	Note	2009	2008	2007
		(Restated) Note 26
Current liabilities
Loans and financing	10	678,312	447,503	68,357
Debentures	11	122,377	61,945	6,590
Obligations for purchase of land and advances from clients	14	475,409	421,584	290,193
Materials and service suppliers	-	194,331	112,900	86,709
Taxes and contributions	-	138,177	113,167	71,250
Salaries, payroll charges and profit sharing	-	61,320	29,693	38,513
Accrued dividends	15.2	54,279	26,106	26,981
Provision for contingencies	13	11,266	17,567	3,668
Other accounts payable	12	205,657	97,931	68,368
Deferred taxes	16	79,474	-	-

		2,020,602	1,328,396	660,629

Non-current liabilities
Loans and financing	10	525,443	600,673	380,433
Debentures	11	1,796,000	442,000	240,000
Obligations for purchase of land and advances from clients	14	146,401	231,199	103,184
Deferred taxes	16	336,291	239,131	46,070
Provision for contingencies	13	61,687	35,963	17,594
Deferred gain on sale of investment	8	-	169,394	-
Negative goodwill on acquisition of subsidiaries	8	9,408	18,522	32,223
Other accounts payable	12	408,310	389,759	12,943

		3,283,540	2,126,641	832,447

Non controlling interests		58,547	471,402	12,981

Shareholders' equity	15
Capital stock	-	1,627,275	1,229,517	1,221,846
Treasury shares	-	(1,731)	(18,050)	(18,050)
Capital and stock options reserves	-	318,439	182,125	159,922
Income reserves	-	381,651	218,827	135,010

		2,325,634	1,612,419	1,498,728

Total liabilities and shareholders' equity		7,688,323	5,538,858	3,004,785

The accompanying notes are an integral part of these financial statements.

Gafisa S.A

Consolidated Statements of Income
Years Ended December 31
In thousands of Brazilian reais, except number of shares and per share amount

	Note	2009	2008	2007
		(Restated)	(Restated)
		Note 26	Note 26
Gross operating revenue
Real estate development sales and barter transactions	3.b	3,096,881	1,768,200	1,216,773
Construction services rendered, net of costs	3.b	47,999	37,268	35,121
Taxes on services and revenues	-	(108,523)	(65,064)	(47,607)

Net operating revenue		3,036,357	1,740,404	1,204,287

Operating costs
Real estate development and barter transactions costs	-	(2,143,762)	(1,214,401)	(867,996)

Gross profit		892,595	526,003	336,291

Operating (expenses) income
Selling expenses	-	(240,632)	(154,401)	(69,800)
General and administrative expenses	-	(233,129)	(180,839)	(130,873)
Depreciation and amortization	-	(34,170)	(52,635)	(38,696)
Amortization of gain on partial sale of FIT Residencial	8	169,394	41,008	-
Non recurring expenses	-	(13,457)	-	-
Other, net	-	(79,427)	(10,931)	2,508

Operating income before financial income (expenses)		461,174	168,205	99,430

Financial income (expenses)
Financial expenses	-	(240,572)	(95,039)	(35,291)
Financial income	-	129,566	102,854	63,919

Income before taxes on income and non controlling interest		350,168	176,020	128,058

Current income tax and social contribution expense	-	(20,147)	(24,437)	(12,217)
Deferred tax	-	(75,259)	(18,960)	(18,155)

Total tax expenses	16	(95,406)	(43,397)	(30,372)

Income before non controlling interest		254,762	132,623	97,686

Non controlling interest	-	(41,222)	(22,702)	(6,046)

Net income for the year		213,540	109,921	91,640

Shares outstanding at the end of the year (in thousands)	15.1	166,777	129,963	129,452

Net income per thousand shares outstanding at the end of the year - R$		1.2804	0.8458	0.7079

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

Gafisa S.A.

Consolidated Statements of Value Added
Years Ended December 31
In thousands of Brazilian reais

	2009	2008	2007
	(Restated)	(Restated)
Gross revenues
Real estate development sales and services and barter transactions	3,131,423	1,814,109	1,251,894
Allowance for doubtful accounts	-	(8,641)	-

	3,131,423	1,805,468	1,251,894

Purchases from third parties
Real estate development	(2,057,969)	(1,160,906)	(850,202)
Materials, energy, service suppliers and other	(294,884)	(233,147)	(111,671)

	(2,352,853)	(1,394,053)	(961,873)

Gross value added	778,570	411,415	290,021

Deductions
Depreciation and amortization	(34,170)	(52,635)	(38,696)

Net value added produced	744,400	358,780	251,325

Value added received through transfer
Financial income	129,566	102,854	63,919
Amortization of negative goodwill from gain on partial sale of FIT Residencial	169,394	41,008	-

	298,960	143,862	63,919

Total value added to be distributed	1,043,360	502,642	315,244

Value added distributed
Personnel and social charges	291,872	146,771	93,275
Taxes and contributions	241,762	131,448	77,244
Interest and rents	296,186	114,502	53,085
Earnings retained	162,824	83,817	64,609
Dividends	50,716	26,104	27,031

	1,043,360	502,642	315,244

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In thousands of Brazilian reais

	2009	2008	2007
	(Restated)	(Restated)
	Note 26	Note 26
Cash flows from operating activities
Net income for the year	213,540	109,921	91,640

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	33,184	52,635	38,696
Disposal of fixed assets	5,251	-	-
Stock option expenses	14,427	26,138	17,820
Deferred gain on sale of investment	(169,394)	(41,008)	-
Unrealized interest and charges, net	171,327	116,771	22,934
Deferred taxes	75,260	18,960	18,155
Warranty provision	7,908	5,112	2,751
Provision for contingencies	63,975	13,933	-
Provision for profit sharing	28,237	-	25,424
Allowance (reversal) for doubtful accounts	(974)	10,359	-
Noncontrolling interest	41,222	22,702	6,046
Changes in assets and liabilities
Receivables from clients	(1,657,128)	(591,202)	(436,691)
Properties for sale	280,519	(703,069)	(579,496)
Other accounts receivable	85,886	(65,344)	(6,011)
Deferred selling expenses	1,870	(5,211)	13,171
Prepaid expenses	13,263	(19,172)	(723)
Obligations for real estate developments	-	-	(6,733)
Obligations for purchase of land and advances from clients	(38,881)	184,181	156,533
Taxes and contributions	25,010	38,977	28,718
Materials and service suppliers	81,431	(14,363)	60,982
Salaries, payroll charges	3,390	(19,475)	20,428
Other accounts payable	43,984	46,643	74,427

Cash used in operating activities	(676,693)	(812,512)	(451,929)

Cash flows from investing activities
Cash acquired at Tenda	-	66,904	-
Purchase of property and equipment	(45,109)	(63,127)	(61,279)
Restricted cash in guarantee to loans	(20,468)	(67,077)	(9,851)
Acquisition of investments in subsidiaries	-	(15,000)	(78,160)

Cash used in investing activities	(65,577)	(78,300)	(149,290)

Cash flows from financing activities
Capital increase	9,736	7,671	496,075
Sale of treasury shares	16,319	-	-
Gain on sale of treasury shares	65,727	-	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-	-
Assignment of credits receivable – CCI	69,316	-	-
Stock issuance expenses	-	-	(19,915)
Loans and financing obtained	2,259,663	775,906	426,969
Repayment of loans and financing	(860,979)	(145,697)	(51,737)
Contributions from venture partners and dividends paid	(35,539)	300,000	-
Assignment of credits receivable, net	860	916	2,225
Dividends paid – shareholders’	(26,058)	(26,979)	(10,988)

Cash provided by financing activities	1,540,353	911,817	842,629

Net increase in cash and cash equivalents	798,083	21,005	241,410

Cash and cash equivalents
At the beginning of the year	528,574	507,569	266,159
At the end of the year	1,326,657	528,574	507,569

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

On September 1, 2008, the Company and Construtora Tenda S.A. ("Tenda") merged Tenda and Fit Residencial Empreendimentos Imobiliários Ltda. (“Fit Residencial”), by means of a Merger Protocol and Justification. On October 3, 2008, this Merger Protocol and Justification was approved by Gafisa’s Board of Directors, as well as the first Amendment to the Protocol. Upon exchange of Fit Residencial quotas for Tenda shares, the Company received 240,391,470 common shares, representing 60% of total

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

and voting capital of Tenda after the merger of Fit Residencial, in exchange for 76,757,357 quotas of Fit Residencial. The shares issued by Tenda, received by the Company in exchange for Fit Residencial quotas, will have the same rights, attributed on the date of the merger of the shares by the Company, and will receive all benefits, including dividends and distributions of capital that may be declared by Tenda as from the merger approval date. On October 21, 2008, the merger of Fit Residencial into Tenda was approved at an Extraordinary Shareholders’ Meeting by the Company’s shareholders (Note 8).

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

On June 29, 2009, Gafisa S.A. and Construtora Tenda S.A. entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigns and transfers to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$ 41,342.

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

These financial statements were approved by the Board of Directors in their meeting held on xxxxxxx xx, 2011.

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

The Company has identified certain errors and reclassifications in its previously published consolidated financial statements that are being retrospectively corrected herein (Note 26).

(b)	Reclassification

In order to be consistent with the current financial statements presentation, the balance of goodwill as of December 31, 2008 and 2007 was reclassified to Intangible assets.

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

(c)	Contract termination:

The Company´s sales contracts contemplate penalties and customer refund formula in the case of contract termination. In the event the Company agrees to terminate the contract and when revenue recognition has commenced, then revenue and expenses are derecognized and the liability for the customer deposit is restored.
The penalty is calculated pursuant to the  sales contract to determine the net amount of refund to be paid to the customer.
When a refund is paid, the Company records a credit to “Real estate development sales” within “Gross operating revenue” in the statement of income for the penalty retained.
If such settlement calculation requires a return of some portion of the deposit, then the Company records an account payable for such amount due.
If revenue recognition has not commenced, the Company settles the deposit liability and records the accounting consequences in the same manner.

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

In the year ended December 31, 2009, the Company held derivative instruments for the purpose of mitigating the risk of its exposure to the volatility of currencies, indices and interest rates, recognized at fair value directly in income for the year, which were settled before the end of the current year. In accordance with its treasury policies, the Company does not acquire or issue derivative financial instruments for purposes other than hedge. Derivatives are initially recognized at fair value and the attributable transaction costs are recognized in income when incurred. After initial recognition, derivatives are measured at fair value and changes are recorded in income.

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

o)	Investments in subsidiaries and joint-controlled investees

If the Company holds more than half of the voting capital of another company, the latter is considered a subsidiary and is consolidated. In situations where shareholder agreements grant the other party veto rights affecting the Company's business decisions with regards to its subsidiary, such affiliates are considered to be jointly-controlled companies and are proportionally consolidated.

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

The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts annually, whether there is or not indications of reduction in value. The Company reviews each individual property annually for impairment, which includes a profitability assessment.  For those developments operating below certain profitability thresholds, or where other negative factors, such as a decline in market or economic conditions in the market where the individual property is located, or high cancellation rates and a significant increase in speculative inventory in the general market exist, the Company determines the estimated fair value of those developments and whether the estimated fair value exceeds their carrying value. The Company uses an undiscounted cash flows model for estimating fair values.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

4	Cash, Cash Equivalents and Financial Investments

	2009 (Restated)	2008	2007

Cash and cash equivalents
Cash and banks	143,799	73,538	79,590
Cash equivalents
Bank Certificates of Deposits - CDBs	191,688	185,334	8,487
Investment funds	881,408	149,772	299,067
Securities purchased under agreement to resell	109,762	114,286	111,392
Other	-	5,644	9,033

Total cash and cash equivalents	1,326,657	528,574	507,569

Restricted cash in guarantee to loans (Note 10)	97,396	76,928	9,851

Total cash, cash equivalents and financial Investments	1,424,053	605,502	517,420

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

As of December 31, 2009 there are no derivative instruments in the investment funds and the balance sheet of investment funds is as follows:

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

5	Receivables from Clients

	2009	2008	2007

Real estate development and sales	3,763,902	2,108,346	992,466
( - ) Adjustment to present value	(86,925)	(44,776)	(46,473)
Services and construction	96,005	54,095	25,651
Other receivables	3,664	879	-

	3,776,646	2,118,544	971,644

Current	2,252,474	1,254,594	473,734
Non-current	1,524,172	863,950	497,910

(i)	The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.
The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 222,284 at December 31, 2009 (December 31, 2008 and 2007 - R$ 90,363 and R$72,125), and are classified in Obligations for purchase of land and advances from clients.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iii)
On June 26, 2009, the Company carried out a real estate credit certificate - CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$ 89,102 in exchange for cash, at the transfer date, discounted to present value, of R$ 69,315, classified into the heading "Other Accounts Payable - Credit Assignments".

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

6	Properties for Sale

	2009	2008	2007

Land, net of adjustment to present value	693,097	750,555	656,146
Property under construction	926,317	1,181,930	324,307
Completed units	129,043	96,491	41,826

	1,748,457	2,028,976	1,022,279

Current portion	1,371,672	1,695,130	872,876
Non-current portion	376,785	333,846	149,403

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2009 the balance of land acquired through barter transactions totaled R$ 40,054 (2008 - R$ 104,909, 2007 – R$ 169,658).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

As mentioned in Note 10, the balance of capitalized financial charges at December 31, 2009 amounts to R$ 91,568 (2008 – R$88,200, 2007 – R$18,241).

The adjustment to present value in the property for sale balance refers to the portion of the contra-entry to the adjustment to present value of Obligations for purchase of land without effect on results (Note 14).

The Company uses its business plan as the basis to monitor potential impairment of its inventory of condominiums under construction and held for sale.  Annually, the business plan for properties under development is evaluated and an impairment analysis is performed if an indication of impairment exists. The business plan considers all costs to complete the project as well the expected selling price.  Furthermore, the Company has a procedure to determine the financial feasibility of projects to be initiated, the approval by the Board, in which the main economic and financial indicators are the present value of cash flows (NPV) and internal rate of return (IRR) of the resulting financial flows. The feasibility study identifies the sales revenues and the costs of construction, land, commission, marketing and others, plus the timeline of their expected realization.  Specifically for sales, the Company considers the sale of units over the forecast period, typically using 30% at the beginning at launch, 30% within 6 months, 20% during construction and 20% at the closing. For unsold units, ongoing sales are monitored to identify break even or negative margins and impairment analysis is performed only for properties that are selling at break even or negative margins. The business plan for land bank is based on research of values of the property performed by internal technical and commercial expertise, as well as external information from real estate brokers and look-back analyses.

The Company believes its approach is prudent and sufficiently detailed to identify any impairment. The Company considers impairment at the level of each individual project, regardless of segment, location or stage of completion. In accordance with the Company´s internal policy, each project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operational conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee, and (4) inclusion in the business plan regarding the timetable and backlog for development releases.  This process is part of the Company´s corporate governance practices.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

7	Other Accounts Receivable

	2009	2008	2007

Current accounts related to real estate ventures (*)	7,222	60,511	17,928
Advances to suppliers	65,016	83,084	42,197
Recoverable taxes	36,650	18,905	8,347
Deferred PIS and COFINS	3,082	10,187	8,274
Credit assignment receivables	4,087	7,990	8,748
Client refinancing to be released	5,266	4,392	8,510
Advances for future capital increase	-	49,113	10,350
Other	56,628	59,199	40,363

	177,951	293,381	144,717

Current	108,791	182,775	101,920
Non-current	69,160	110,606	42,797

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

In January 2007, upon the acquisition of 60% of Alphaville, arising from the merger of Catalufa Participações Ltda., a capital increase of R$ 134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$ 170,941 recorded based on expected future profitability, which was amortized exponentially and progressively up to December 31, 2008 to match the estimated profit before taxes of Alphaville on accrual basis of accounting. From January 1, 2009, the goodwill from the acquisition of Alphaville was no longer amortized according to the new accounting practices; however, it will be evaluated, at least annually, in a context of evaluation of recoverable value and potential losses. The

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Company has a commitment to purchase the remaining 40% of Alphaville 's capital stock based on the fair value of Alphaville, evaluated at the future acquisition dates, the purchase consideration for which cannot yet be calculated and, consequently, is not recognized. The contract for acquisition provides that the Company undertakes to purchase the remaining 40% of Alphaville within five years (20% in 2010 and 20% in 2012) for settlement in cash or shares, at the Company's sole discretion.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Investees	Interest - %			Shareholders' equity			Net income (loss )
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gafisa SPE 51 Ltda.	-	90.00	90.00	-	15,669	8,387	8,096	6,620	1,602
Gafisa SPE 61 Ltda.	100.00	99.80		(19)	(14)	-	(4)	(14)	-
Tiner Empr. e Part. Ltda.	45.00	45.00	45.00	11,573	26,736	10,980	(750)	15,762	5,331
O Bosque Empr. Imob. Ltda.	60.00	30.00	30.00	8,862	15,854	9,176	(710)	(62)	79
Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	50.00	(3,279)	3,428	(644)	(6,707)	4,073	(618)
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	50.00	544	34	(399)	660	433	(410)
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	50.00	12,161	1,259	(2,829)	10,902	4,088	(3,361)
Spazio Natura Emp. Imob. Ltda	50.00	50.00	50.00	1,393	1,400	1,429	(8)	(28)	(28)
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	50.00	8,033	(1,661)	(281)	6,635	(1,529)	(280)
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	50.00	14,780	(1,906)	(625)	12,454	(1,698)	(625)
Dubai Residencial	50.00	50.00	-	10,613	5,374	-	4,286	(627)	-
Cara de Cão	50.00	65.00	-	-	40,959	-	2,319	19,907	-
Costa Maggiore	50.00	50.00	-	4,065	3,892	-	2,137	4,290	-
Gafisa SPE 36 Ltda.	100.00	-	99.80	5,362	-	4,145	68	-	4,199
Gafisa SPE 38 Ltda.	100.00	-	99.80	8,273	-	5,088	1,447	-	4,649
Gafisa SPE 41 Ltda.	100.00	-	99.80	31,883	-	20,793	(2,593)	-	13,938
Villaggio Trust	50.00	-	50.00	4,279	-	5,587	(576)	-	1,664
Gafisa SPE 25 Ltda.	-	-	100.00	-	-	14,904	-	-	419
Gafisa SPE 26 Ltda.	-	-	100.00	-	-	121,767	-	-	(19)
Gafisa SPE 27 Ltda.	100.00	-	100.00	14,114	-	15,160	(778)	-	1,215
Gafisa SPE 28 Ltda.	100.00	-	99.80	(3,293)	-	(1,299)	(1,588)	-	(499)
Gafisa SPE 30 Ltda.	100.00	-	99.80	18,229	-	15,923	(334)	-	8,026
Gafisa SPE 31 Ltda.	100.00	-	99.80	26,901	-	22,507	(532)	-	761
Gafisa SPE 35 Ltda.	100.00	-	99.80	5,393	-	2,671	(1,274)	-	2,719
Gafisa SPE 37 Ltda.	100.00	-	99.80	4,020	-	8,512	(140)	-	2,661
Gafisa SPE 39 Ltda.	100.00	-	99.80	8,813	-	5,693	2,469	-	4,432
Gafisa SPE 33 Ltda.	-	-	100.00	-	-	11,256	-	-	1,696
Diodon Participações Ltda.	-	-	100.00	-	-	36,556	-	-	4,637
Gafisa SPE 91Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 92 Ltda.	80.00	-	-	(553)	-	-	(554)	-	-
Gafisa SPE 93 Ltda.	100.00	-	-	212	-	-	211	-	-
Gafisa SPE 94 Ltda.	100.00	-	-	4	-	-	3	-	-
Gafisa SPE 95 Ltda.	100.00	-	-	(15)	-	-	(16)	-	-
Gafisa SPE 96 Ltda.	100.00	-	-	(58)	-	-	(59)	-	-
Gafisa SPE 97 Ltda.	100.00	-	-	6	-	-	5	-	-
Gafisa SPE 98 Ltda.	100.00	-	-	(37)	-	-	(38)	-	-
Gafisa SPE 99 Ltda.	100.00	-	-	(24)	-	-	(25)	-	-
Gafisa SPE 100 Ltda.	100.00	-	-	1	-	-	(1)	-	-
Gafisa SPE 101 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 102 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 103 Ltda..	100.00	-	-	(40)	-	-	(41)	-	-
Gafisa SPE 104 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 105 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 106 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 107 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 108 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 109 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 110 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 111 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 112 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 113 Ltda.	100.00	-	-	1	-	-	-	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	-	-	3,094	-	-	1,244	-	-
City Park Acupe Emp. Imob. Ltda.	50.00	-	-	1,704	-	-	1,204	-	-
Patamares 1 Emp. Imob. Ltda	50.00	-	-	5,495	-	-	(69)	-	-
City Park Exclusive Emp. Imob. Ltda.	50.00	-	-	(188)	-	-	(189)	-	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	-	6,285	-	-	863	-	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	-	1,338	-	-	-	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	-	5,723	-	-	1,927	-	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	-	2,813	-	-	-	-	-
Gafisa FIDC.	100.00	-	-	14,977	-	-	-	-	-

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

10  Loans and Financing

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Rates

▪	CDI – Interbank Deposit Certificate, at December 31, 2009 was 9.9%p.a (2008 – 12.2%p.a., 2007 – 11.8% p.a.)
▪	TR – Referential Rate, at December 31, 2009 was 0.71%p.a. (2008 – 1.62%p.a., 2007 – 1.44% p.a.)
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Additionally, the consolidated balance of financial investments pledged in guarantee amounts to R$ 97,396 at December 31, 2009 (2008 - R$ 76,928, 2007- R$ 9,851) (Note 4).

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

Under the Second and Third Programs of Gafisa, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features. Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below:

Program/issuances	Amount	Interest rate	Maturity	2009	2008	2007

Second program/first issuance	240,000	CDI + 1.30%	September 2011	198,254	248,679	246,590
Third program/first issuance	250,000	107.20% CDI	June 2013	252,462	255,266	-
Sixth issuance	250,000	CDI + 2% to 3.25%	August 2011	260,680	-	-
Seventh issuance	600,000	TR + 8.25%	December 2014	595,725	-	-
First issuance (Tenda)	600,000	TR + 8%	April 2014	611,256	-	-

				1,918,377	503,945	246,590

Current portion				122,377	61,945	6,590
Non-current portion				1,796,000	442,000	240,000

Consolidated non-current portions mature as follows:

	At December 31,
	2009	2008	2007
2009	-	-	48,000
2010	-	96,000	96,000
2011	346,000	96,000	96,000
2012	275,000	125,000	-
2013	725,000	125,000	-
2014	450,000	-	-

	1,796,000	442,000	240,000

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants and measured under Brazilian GAAP at December 31 are as follows:

	2009	2008	2007

Second program - first issuance
Total debt, less debt of projects, less cash and cash equivalents and financial investments cannot exceed 75% of shareholders’ equity plus noncontrolling interests	1%	N/A	N/A
Total debt, less SFH debt, less cash and cash equivalents and financial investments cannot exceed 75% of shareholders' equity	n/a	35%	5%
Total receivables from clients from development and services, plus inventory of finished units, required to be over 2.0 times total debt	2.3 times	3.3 times	3.5 times

Total debt, less cash and cash equivalents and financial investments, required to be under R$ 1,000,000	N/A	946,600	175,000

Third program - first issuance
Total debt, less SFH debt, less cash and cash equivalents and financial investments, cannot exceed 75% of shareholders' equity	53%	35%	N/A
Total accounts receivable plus inventory of finished units required to be over 2.2 times total debt	4.1 times	5.5 times	N/A

Seventh issuance
EBIT balance is under 1.3 times the net financial expense	-5.9 times	N/A	N/A
Total accounts receivable plus inventory of finished units required to be 2.0 over times net debt and debt of projects	292.3 times	N/A	N/A
Total debt less debt of project, less cash and cash equivalents and financial investments cannot exceed 75% of shareholders’ equity plus noncontrolling interest	1%	N/A	N/A

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

The changes in the provision for contingencies are summarized as follows:

	2009	2008	2007

Balance at the beginning of the year	57,364	21,262	4,105
Additions	85,784	11,440	2,258
Additions - consolidation of Alphaville and Tenda	-	26,840	16,695
Reversals and settlements	(21,809)	(2,178)	(1,796)
	121,339	57,364	21,262

Court-mandated escrow deposits	(48,386)	(3,834)	-

Balance at the end of the year	72,953	53,530	21,262

Current portion	11,266	17,567	3,668
Non-current portion	61,687	35,963	17,594

(a)	Tax, labor and civil lawsuits

	2009	2008	2007

Civil lawsuits (a)	91,708	27,779	2,323
Tax lawsuits (b)	20,737	19,609	16,768
Labor claims	8,894	9,976	2,171
	121,339	57,364	21,262

Court-mandated escrow deposits	(48,386)	(3,834)	-

Net balance	72,953	53,530	21,262

 Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

As of December 31, 2009, the provisions for contingencies for civil lawsuits include R$ 71,322, related to legal cases in which the Company was cited as successor in foreclosure actions, in which the original debtor was a former shareholder of Gafisa; Cimob Companhia Imobiliária (“Cimob”), among other shareholder related parties. The plaintiff claims that the Company should be held liable for the debts of Cimob. In the year ended December 31, 2009, the Company recorded an additional provision of R$ 65,820, following unfavorable judicial decisions, which led the Company to seek new legal opinions and reevaluate the estimate of probable loss. Guarantee insurance provides coverage for R$17,678, a further R$ 64,882 is deposited in escrow, in connection with the blocking of Gafisa’s bank accounts; and there is also the retaining of Gafisa’s treasury shares to guarantee the foreclosure. The Company has filed appeals against all decisions, as it believes that the reference of Gafisa in the lawsuits is not legally justifiable; and Management is confident that its position will prevail enabling the escrow deposits to be released. In other similar cases, the Company has obtained favorable decisions in which it was awarded final and unappealable decisions overturning claims where the Company was initially found to be liable for certain debts of Cimob. The ultimate outcome of the Company’s appeal, however, cannot be predicted at this time.

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

On September 24, 2009, the trading at stock exchange of up to 2,825,229 shares held in treasury was approved by the Company, as the circumstances that resulted in the holding of such shares in treasury no longer exist. In the year ended December 31, 2009, the amount received from the sale of such shares amounted to R$ 82,046, representing a gain of R$ 65,727.

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

Thousands of common shares
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

Management's proposal for distribution of net income for the years ended December 31  are as follows:

	2009	2008	2007

Net income for the year, adjusted by Law No. 11,638/07			91,640
Effects of changes from Law No. 11,638/07			21,963

Net income for the year	213,540	109,921	113,603
Legal reserve	(10,677)	(5,496)	(5,680)

	202,863	104,425	107,923

Minimum mandatory dividends - 25%	(50,716)	(26,104)	(26,981)

Dividend per common share	0.3041	0.2009	0.2084

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

In the years ended December 31, 2009, 2008 and 2007, the amounts received for exercised options were R$ 9,736, R$ 7,671 and R$ 8,262. respectively.

The analysis of prices is as follows:

	Brazilian reais

	2009	2008	2007

Exercise price per share at the end of the Year	8.10-41.62	7.86-39.95	6.75-34.33
Weighted average of exercise price at the option grant date	17.23	21.70	18.54
Weighted average of market price per share at the grant date	16.19	27.27	27.92
Market price per share at the end of the Year	28.24	10.49	33.19

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The Company recognized stock option expenses of R$ 14,427 in 2009 (2008 - R$ 26,138, 2007 - R$ 17,820) of which R$9,765, R$22,203 and R$16,497 were recorded by Gafisa S.A. and represent the realization of the capital reserve in shareholders’ equity in 2009, 2008 and 2007, respectively.

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

The market price of Tenda shares at December 31, 2009 was R$ 5.50.

From September 2009, the market value of each option granted was estimated at the grant date using the Binomial and Monte Carlo option pricing models in replacement for the Black-Scholes model. In the year ended December 31, 2009, Tenda recorded stock option expenses of the amount of R$ 4,234, and R$ 1,973 for the period from October 22, 2008 through December 31, 2008.

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

	2009	2008	2007

Assets
Net operating loss carryforwards	113,847	76,640	12,499
Valuation Allowance	(28,465)	(19,325)	(24,864)
Effect of tax loss carryforwards, net	85,382	57,315	(12,365)
Temporary differences
Tax versus prior book basis	95,243	52,321	46,267
New accounting standards – CPC	58,554	39,680	10,633
Tax credits from downstream mergers	13,644	21,611	9,341

Non current portion	281,288	190,252	78,740

Liabilities
Differences between income taxed on cash and recorded on accrual basis	303,268	202,743	46,070
Negative goodwill	85,896	18,266	-
Temporary differences - New accounting standards – CPC	26,601	18,122	-

	415,765	239,131	46,070

Current portion	79,474	-	-
Non current portion	336,291	239,131	46,070

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

 Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The reconciliation of the statutory to effective tax rate is as follows:

	2009	2008	2007

Income before taxes on income and non controlling interest	350,168	176,020	128,058
Income tax calculated at the nominal rate – 34%	(119,057)	(59,847)	(43,540)
Net effect of subsidiaries taxed on presumed profit regime	48,703	22,122	13,598
Pre acquisition deferred income tax asset	-	12,419	-
Negative goodwill amortization	(6,937)	-	-
Prior period income tax and social contribution tax losses	183	3,946	6,124
Tax loss carryfowards related to join-controlled subsidiaries of Gafisa and Tenda	28,465	19,325	24,864
Valuation Allowance over above tax loss carryfowards	(28,465)	(19,325)	(24,864)
Stock option compensation	(4,905)	(10,088)	(6,059)
Other non-deductible items, net	(13,393)	(11,949)	(495)

Income tax and social contribution expense	(95,406)	(43,397)	(30,372)

(a)	Adherence to the “Crisis Tax Recovery Program” (Crisis Refis)

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

 Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Transitional Tax System

The Transitional Tax System (RTT) will be effective until enactment of the law that will address the tax effects of the new accounting methods, while seeking to maintain tax neutrality.

The system is optional for calendar years 2008 and 2009, as long as the following are observed: (i) the RTT must be applied to both 2008 and 2009, not only one calendar year; and (ii) the election of the RTT must be declared in the Federal Corporate Income Tax Return (DIPJ).

The Company opted for the RTT in 2008. Consequently, for income tax and social contribution on net income calculation purposes in 2009 and 2008, the Company used the prerogatives defined in the RTT.

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

The nominal value of the swap contracts was R$ 200,000 on December 31, 2008 and 2007. The swap transactions described below were settled in the year ended December 31, 2009. The unrealized gains (losses) of these operations at December 31, 2008 and 2007 are as follows (Note 10):
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

The subsidiary Tenda operates in the low cost entry-level segment, for which funding is provided by a special financing program tailored to meet the customer´s credit needs, based on lower interest rates and longer tenures-.  Tenda´s sales  are tied to Caixa Econômica Federal (Federal Savings and Loans Government Bank – “CEF) financing programs, which support the entry-level segment. . Any modification to CEF financing terms and conditions may adversely affect the performance of the low cost entry-level segment.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Cond. em Const. Sampaio Viana	951	951	951
Cond. Constr. Monte Alegre	1,456	1,456	1,433
Cond. Constr. Afonso de Freitas	1,675	1,674	1,672
Consórcio New Point	1,182	1,472	1,413
Evolução - Campo Grande	612	618	44
Condomínio do Ed. Pontal Beach	(817)	43	98
Consórcio OAS Gafisa - Garden	2,110	430	585
Cond. Constr. Infra Panamby	(145)	(483)	(1,408)
Condomínio Strelitzia	(1,035)	(851)	(762)
Cond. Constr. Anthuriun	2,194	4,319	4,723
Condomínio Hibiscus	2,675	2,715	2,869
Cond. em Constr. Splendor	1,813	(1,848)	(1,933)
Condomínio Palazzo	(1,504)	793	(1,055)
Co nd. Constr. Doble View	(3,937)	(1,719)	336
Panamby - Torre K1	318	887	1,366
Condomínio Cypris	(1,793)	(1,436)	(666)
Cond. em Constr. Doppio Spazio	(2,592)	(2,407)	(1,739)
Consórcio	9,441	2,493	2,063
Consórcio Planc e Gafisa	798	270	115
Consórcio Gafisa & Rizzo (SUSP)	1,649	1,239	-
Consórcio Gafisa OAS - Abaeté	34,121	3,638	-
Cond do Clube Quintas do Rio	1	1	-
Cons. Oas-Gafisa Horto Panamby	(14,864)	9,349	412
Consórcio OAS e Gafisa - Horto Panamby	5,845	(27)	-
Consórcio Ponta Negra - Ed Marseille	(6,142)	(1,033)	-
Consórcio Ponta Negra - Ed Nice	(3,505)	(4,687)	-
Manhattan Square	2,841	600	-
Cons. Eztec Gafisa Pedro Luis	(11,925)	(3,589)	-
Consórcio Planc Boa Esperança	1,342	603	-
Consórcio Gafisa OAS- Tribeca	(15,042)	(144)	-
Consórcio Gafisa OAS- Soho	16,701	(167)	-
Consórcio Gafisa & GM	(77)	(40)	-
Consórcio Ventos do Leste	(1)	(1)	(1))
Bairro Novo Cotia	9,506	(6,137)	-
Bairro Novo Camaçari	1,259	(2,585)	-
Bairro Novo Fortaleza	-	2	-
Bairro Novo Nova Iguaçu	-	(330)	-
Bairro Novo Cia. Aeroporto	-	(55)	-
Consórcio B. Novo Ap Goiania	-	(210)	-
Consórcio B. Novo Campinas	-	(261)	-
Cyrela Gafisa SPE Ltda.	-	-	3,384
SCP Gafisa	-	-	(878))

	49,270	9,577	23,147

Condominium and Consortia
Gafisa SPE 10 S.A.	7,508	2,051	76
Gafisa Vendas I. Imob. Ltda.	2,384	2,384	-
Projeto Alga	(25,000)	(25,000)	(25,000)
Others	(351)	-	-

	(15,459)	(20,565)	(24,924)

SPEs
FIT Resid. Empreend. Imob. Ltda.	-	12,058	-
Ville Du Soleil	-	1,968	-
Cipesa Empreendimentos Imob.	(650)	(398)	-
The House	-	80	-
Gafisa SPE 46 Empreend. Imob.	225	8,172	(11)
Gafisa SPE 40 Empr. Imob. Ltda.	290	1,288	806
Blue II Plan. Prom e Venda Lt.	(6,295)	911	-
Saí Amarela S.A.	199	(1,138)	(902)
Gafisa SPE-49 Empr. Imob. Ltda.	(2,787)	(2)	(2)
Gafisa SPE-35 Ltda.	(1,387)	(129)	(127)
Gafisa SPE 38 Empr. Imob. Ltda.	-	109	198
Lt Incorporadora SPE Ltda.	(513)	(527)	(93)
Res. das Palmeiras Inc. SPE Lt.	501	1,246	657
Gafisa SPE 41 Empr. Imob. Ltda.	-	1,534	293
Dolce Vitabella Vita SPE S.A.	(133)	32	30

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Saira Verde Empreend. Imob. Lt.	577	214	25
Gafisa SPE 22 Ltda.	(272)	630	600
Gafisa SPE 39 Empr. Imob. Ltda.	1,722	(304)	(189)
DV SPE SA	7	(571)	(574)
Gafisa SPE 48 Empreend. Imob.	1,260	159	123
Gafisa SPE-53 Empr. Imob. Ltda.	35	(94)	1
Jardim II Planej. Prom. Vda. Ltda.	(9,152)	(2,990)	(2,986)
Gafisa SPE 37 Empreend. Imob.	(5,555)	(398)	(137)
Gafisa SPE-51 Empr. Imob. Ltda.	829	810	398
Gafisa SPE 36 Empr. Imob. Ltda.	-	(1,205)	(353)
Gafisa SPE 47 Empreend. Imob.	(2)	146	17
Sunplace SPE Ltda.	606	415	415
Sunshine SPE Ltda.	(562)	1,135	1,401
Gafisa SPE 30 Ltda.	(5,721)	(1,217)	(1,628)
Gafisa SPE-50 Empr. Imob. Ltda.	736	(221)	169
Tiner Campo Belo I Empr. Imob.	(174)	6,971	-
Gafisa SPE-33 Ltda.	(685)	2,321	775
Jardim I Planej. Prom. Vda. Ltda.	889	6,662	6,556
Verdes Praças Inc. Imob. Spe. Lt.	-	(38)	(50
Gafisa SPE 42 Empr. Imob. Ltda.	(168)	64	2
Península I SPE SA	457	(1,267)	(1,300)
Península 2 SPE SA	(3,914)	865	881
Blue I SPE Ltda.	(2,846)	74	9
Gafisa SPE-55 Empr. Imob. Ltda.	(349)	(2)	1
Gafisa SPE 32	(119)	(2,304)	-
Cyrela Gafisa SPE Ltda.	-	2,834	-
Unigafisa Partipações SCP	490	1,040	-
Villagio Panamby Trust SA	205	749	3,262
Diodon Participações Ltda.	-	13,669	-
Gafisa SPE 44 Empreend. Imobili.	50	175	53
JTR Jatiuca Trade Residence	-	1,218	-
Gafisa SPE 65 Empreend. Imob. Ltd.	(74)	321	128
Gafisa SPE-72	-	1	-
Gafisa SPE 52 Empreend. Imob. Ltd.	(3)	42	2
GPARK Árvores	(7)	-	-
Gafisa SPE-32 Ltda.	-	2,220	909
Terreno Ribeirão/Curupira 1	-	1,360	-
Consórcio Ponta Negra	-	(95)	-
Gafisa SPE-71	(258)	124	-
Gafisa SPE-73	-	1	-
Gafisa SPE 69 Empreendimentos	-	(72)	-
Gafisa SPE-74 Emp. Imob. Ltda.	(2,277)	1	-
Gafisa SPE 59 Empreend. Imob. Ltda.	(5)	1	1
Gafisa SPE-67 Emp. Ltda.	-	1	-
Gafisa SPE 68 Empreendimentos	(21)	1	-
Gafisa SPE-76 Emp. Imob. Ltda.	(33)	24	-
Gafisa SPE-77 Emp. Imob. Ltda.	(47)	3,289	-
Gafisa SPE-78 Emp. Imob. Ltda.	(144)	1	-
Gafisa SPE-79 Emp. Imob. Ltda.	(3)	1	-
Gafisa SPE 70 Empreendimentos	(746)	(746)	-
Gafisa SPE 61 Empreendimento I	(18)	(12)	-
SCP Gafisa	-	(878)	-
Gafisa SPE-75 Emp Imob Ltda	(355)	-	-
Gafisa SPE-80 Emp Imob Ltda	(2)	-	-
Gafisa SPE 85 Emp. Imob. Ltda.	(265)	(96)	-
Gafisa SPE 86	(14)	-	-
Gafisa SPE-83 Emp Imob Ltda	(400)	-	-
Gafisa SPE-87 Emp Imob Ltda	(52)	-	-
Gafisa SPE-88 Emp Imob Ltda	66	-	-
Gafisa SPE-90 Emp Imob Ltda	(280)	-	-
Gafisa SPE 84	-	381	-
Gafisa SPE-77 Empr. Ltda.	(27)	1,463	-
Gafisa SPE-91 Emp Imob Ltda	(188)	-	-
Angelo Agostini	1	-	-
Gafisa SPE-92 Emp Imob Ltda	(109)	-	-
Reserva Spazio Natura	(210)	-	-
Mario Covas SPE Empreendimento	-	(208)	19
Imbui I SPE Empreendimento Imo.	-	-	1
Acedio SPE Empreend. Imob. Ltda.	-	2	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008	2007

Maria Inês SPE Empreend. Imob.	-	(2)	1
Gafisa SPE 64 Empreendimento I	-	(50)	1
FIT Jd. Botânico SPE Empr. Imob.		-	1
Cipesa Empreendimentos Imobili.	(12)	-	(17)
Bairro Novo Empreend. Imobil. SA	-	-	3,630
Abv - Gardênia	-	-	(65)
Gafisa Vendas I. Imob. Ltda.	-	-	(129)
Blue II Plan. Prom. e Venda Lt.	-	-	(743)
Condomínio Strelitzia	-	-	10,254
FIT Roland Garros Empr. Imb. Ltd.	-	-	291
FIT Resid. Empreend. Imob. Ltda.	-	-	(2,570)
FIT 01 SPE Empreend. Imob. Ltda.	-	-	1
FIT 02 SPE Empreend. Imob. Ltda.	-	-	1
FIT 03 SPE Empreend. Imob. Ltda.	-	-	1
Others	-	2	(4,739)

	(37,689)	36,615	14,450

Others
Camargo Corrêa Des. Imob. S.A.	917	916	(16)
Genesis Desenvol. Imob. S.A.	(216)	(216)	(277)
Empr. Incorp. Boulevard SPE Lt.	56	56	56
Cond. Const. Barra First Class	31	31	31
Klabin Segall S.A.	532	532	532
Edge Incorp. e Part. Ltda.	146	146	146
Multiplan Plan. Particip. e Ad.	100	100	100
Administ. Shopping Nova América	90	90	(11)
Ypuã Empreendimentos Imob.	200	4	-
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)	(124)
Rossi AEM Incorporação Ltda.	3	3	3
Patrimônio Constr. e Empr. Ltda.	307	307	307
Camargo Corrêa Des. Imob. S.A.	(46)	39	-
Condomínio Park Village	(88)	(107)	(115)
Boulevard Jardins Empr. Incorp.	(89)	(89)	(623)
Rezende Imóveis e Construções	809	809	802
São José Constr. e Com. Ltda.	543	543	543
Condomínio Civil Eldorado	276	276	276
Tati Construtora Incorp. Ltda.	286	286	286
Columbia Engenharia Ltda.	431	431	431
Civilcorp Incorporações Ltda.	4	4	-
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801	1,801
Rossi Residencial S.A.	431	431	431
RDV 11 SPE Ltda.	(749)	(781)	(781)
Jorges Imóveis e Administrações	1	1	-
Camargo Corrêa Des. Imob. S.A.	(661)	(673)	-
Camargo Corrêa Des. Imob. S.A.	(323)	(323)	-
Patrimônio Const. Empreend. Ltda.	155	155	155
Alta Vistta Maceió (controle)	1	2,318	-
Forest Ville (OAS)	814	807	-
Garden Ville (OAS)	278	276	-
JTR - Jatiuca Trade Residence	4,796	880	-
Acquarelle (Controle)	81	1	-
RIV Pta Negra - Ed. Nice	1,834	353	-
Palm Ville (OAS)	343	185	-
Art. Ville (OAS)	322	180	-
Oscar Freire Open View	(464)	-	-
Open View Galeno De Almeida	(207)	-	-
Conj Comercial New Age	4,646	-	-
Carlyle RB2 AS	(4,041)	-	-
Partifib P. I. Fiorata Lt	(430)	-	-
Concord. Incorp. Imob. S/C Ltda.	-	-	11
Guarapiranga – Lírio	-	-	446
Others	(1,696)	30	(4)

	11,100	9,678	4,406

Total asset balance	7,222	60,511	17,928

(a)	The nature of related party operations is described in Note 7.

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

				2009

	Gafisa S.A. (i)	Tenda	Alphaville	Total
Net operating revenue	1,770,158	988,444	277,755	3,036,357
Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	473,122	316,815	102,658	892,595

Gross margin - %	26.7	32.1	37.0	29.4

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Amortization of gain on partial sale for FIT Residential	169,394	-	-	169,394
Financial expenses	(191,926)	(35,679)	(12,967)	(240,572)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(65,509)	(21,929)	(7,968)	(95,406)

Net income for the year	151,104	38,670	23,766	213,540

Receivables from clients (current and non-current)	2,338,464	1,203,001	235,181	3,776,646
Properties for sale (current and non-current)	1,114,339	478,520	155,598	1,748,457
Other assets	1,366,999	695,357	100,864	2,163,220

Total assets	4,819,802	2,376,878	491,643	7,688,323

(i)	Includes all subsidiaries, except Tenda and, Alphaville.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

								2008

	Gafisa S.A. (	i)	Tenda (ii	)	Alphaville	FIT Residencial (iii )	Bairro Novo	Total

Net operating revenue	1,214,562		163,897		249,586	78,467	33,892	1,740,404
Operating costs	(847,617)		(111,920)		(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945		51,977		82,543	18,385	6,153	526,003

Gross margin - %	30.2		31.7		33.1	23.4	18.2	30.2

Depreciation and amortization	(43,268)		(4,213)		(861)	(3,448)	(845)	(52,635)
Amortization of gain on partial sale for FIT Residential	41,008		-		-	-	-	41,008
Financial expenses	(86,954)		(2,789)		(5,087)	69	(278)	(95,039)
Financial income	92,000		5,505		3,858	1,416	75	102,854
Tax expenses (revenues)	(61,732)		28,842		(7,101)	(3,406)	-	(43,397)

Net income (loss) for the year	103,650		15,685		21,081	(22,263)	(8,232)	109,921

Receivables from clients(current and long-term)	1,377,689		565,576		174,096	-	1,183	2,118,544
Properties for sale	1,340,554		549,989		135,173	-	3,260	2,028,976
Other assets	915,648		428,465		39,585	-	7,640	1,391,338

Total assets	3,633,891		1,544,030		348,854	-	12,083	5,538,858

(i)	Includes all subsidiaries, except Tenda, Alphaville, FIT Residencial and Bairro Novo.
(ii)	Includes the result for the period of 10 months and 21 days of FIT Residencial.
(iii)	Includes the result for the period of 2 months and 10 days of Tenda. Thereafter FIT Residencial was merged into Tenda.

					2007

	Gafisa S.A. (* )	Alphaville	FIT Residencial	Bairro Novo	Total

Net operating revenue	1,004,418	192,700	7,169	-	1,204,287
Operating costs	(726,265)	(136,854)	(4,877)	-	(867,996)

Gross profit	278,153	55,846	2,292	-	336,291

Gross margin - %	27.7	29.0	32.0	-	27.9

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

					2007

	Gafisa S.A. (* )	Alphaville	FIT Residencial	Bairro Novo	Total

Depreciation and amortization	(34,435)	(872)	(273)	(3,116)	(38,696)
Financial expenses	(30,496)	(4,565)	(222)	(8)	(35,291)
Financial income	63,152	694	73	-	63,919
Tax expenses (revenues)	(24,591)	(5,617)	(164)	-	(30,372)

Net income (loss) for the year	91,941	14,994	(11,282)	(4,013)	91,640

Receivables from clients (current and long-term)	873,228	96,718	1,698	-	971,644
Properties for sale	878,137	96,195	45,548	2,399	1,022,279
Other assets	922,201	56,727	26,349	5,585	1,010,862

Total assets	2,673,566	249,640	73,595	7,984	3,004,785

(*)	Includes all subsidiaries, except Alphaville, FIT Residencial and Bairro Novo.

23	Subsequent Events

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$ 1,063,750 with the issue of 85,100,000 shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs.

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., which main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$ 20,282.

In September 2010, the Company prepaid the fourth placement of simple debentures of the Second Program. The repurchase of the debentures was made upon the payment of R$154,217, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

In October 2010, the Company prepaid the first series of the sixth placement of simple debentures. The repurchase of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures will be cancelled by the Company.

In November 2010, the Company obtained approval for its eighth placement of nonconvertible simple debentures, in the amount of R$ 300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising pre-selected residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 in exchange for cash, at the transfer date, discounted to present value, for R$171,694, recorded in the heading “Payables to venture partners and other – Credit Assignment.”

As part of the funding through issuance of Certificates of Bank Credit– CCB, the Company and subsidiary AUSA entered into a paid beneficial interest agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$ 45,000 and R$ 35,000, respectively. Recorded based on amortized cost using the effective transaction rate.

In the process of convergence of accounting practices adopted in Brazil into the International Financial Reporting Standards (IFRS), several pronouncements, interpretations and guidance were issued over 2009, with mandatory application for the years ending December 2010 onwards and the financial statements for 2009 to be disclosed together with those for 2010 for comparison purposes.

On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the Assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 – Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the SFH debt balance of the own bank and the remaining balance will be settled by

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$41,456. The financial investment - CDB – has grace period of 90 days before released.

The Company and its subsidiaries entered into on December 22, 2011 a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The subject of such Assignment Contract is the definitive assignment by the Assignor to the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “Obligations with assignment of receivables”.

Gafisa was engaged to perform, among other duties, the reconciliation of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of Commercial Promissory Notes was approved in two series, the first in the amount of R$150,000 and the second in the amount of R$80,000, totaling R$230,000.

Renegotiation of the restrictive debenture covenants

As of December 31, 2011, the Company and its subsidiary Tenda are in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, the Company started to renegotiate with debenture holders a waiver for not complying with the ratios provided for such covenants.

On March 13, 2012, at the Debenture holders’ Meeting was held and debenture holders approved the following resolutions on the First Placement of Tenda and the Seventh Placement of Gafisa:

1.	Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

“6.2.1.
(...)
(n) “the non-compliance with the Coverage Ratio of the Debt Service, calculated according to the formula below, and determined based on the audited and reviewed consolidated financial statements of the Issuer for each quarter until (and including) the quarter ended March 31, 2014:

Total Receivables +Unappropriated Income + Total Inventory   > 1.5
Net Debt + Properties Payable + Unappropriated Cost

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The definitive amendment above does not imply accelerated maturity of the agreed-upon obligations in view of such Indenture, even in relation to the occasional non-fulfillment during the last quarter of 2011.

2.	Approval of the fixed percentage, as provided for in Covenant 4.4.5 of the Indenture, from 130% to 145% (First Placement of Tenda) and 125% (Seventh Placement of Gafisa).

3.
As condition to the approval of the above items, for the First Placement of Tenda, the Company shall present the approval of the personal guarantee by the Board of Directors of Gafisa, attested by the presentation of the minutes of the Board of Directors Meeting duly registered and published in the appropriated authorities, where the Parties shall amend the Indenture. On March 28, 2012, the Debenture Holders’ Meeting approved the following resolutions on the Fifth Placement of Gafisa:

I.
Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 are made by adopting the new methodology “m) non-compliance, by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.  {Total Debt – (Venture Debts + Short-term investments and Cash and Cash Equivalents)} ≤ 75% ;
Equity
2.  {Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0 ;
Total Debt

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

A.	For the purposes of the provisions of line (m):
(...)

(a)
“Venture Debt” – the sum of all contracts for purpose of funding the construction and which funds provided by the National Housing System (SFH) or the Severance Indemnity Fund for Employees (FGTS). Accordingly: Venture Debt = SFH Debt + FGTS Debt”.

II.
Amend the interest of Debenture provided for in item 4.9.1 of the Covenant Four of the Indenture to 120% of CDI, so that the new wording of this item is as follows, and the new interest shall be effective from March 30, 2012, according to the DI released by the CETIP:

“4.9.1. Debentures will entitle to the payment of interest equivalent to the accumulation of 120% (one hundred and twenty per cent) of the daily average rates of one-day Interbank Deposits (DI), Extra Group, expressed as a percentage per year, based on 252 (two hundred fifty two) working days, calculated and released by CETIP.”

The ratios and amounts required by these renegotiated and presented restrictive covenants are retroactively as follows as of December 31, 2011:

12/31/2011
Fifth Placement
(Net debt – Venture Debt /Equity < or = 75%)	32.94%
Seventh Placement
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	1.74 time
First Placement – Tenda
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	2.57 times

Early Redemption of the FDIC investment

On March 12, 2012, the holders of shares of Gafisa FIDC (Note 5(ii)) unanimously approved at a meeting held on that date, amendments to the fund rules, comprising the inclusion of a provision that allows for extraordinary amortization of subordinated shares; replacement of the rating agency; possibility of selling subordinated shares and changes to the amortization flow of shares to cash basis. At this same meeting, the extraordinary amortization was approved in the amount of R$10,000 until March 23, 2012.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

In the fourth quarter of 2011, the Company’s management conducted an extensive review of the operations of the Company and its subsidiaries, and of their business strategy. As a result of this review, the following changes were made:

•	Establishment of a new organizational structure divided into brands, with indication of the professionals responsible for the respective structures;

•
Temporary reduction of the activities of the Tenda brand, until we are able to operate efficiently based on the fundamentals of this segment, that is, production at competitive costs (using the technology of steel structures) and immediate transfer, soon after the sale, of clients to a financial institution;

•	Increase in investments in the Alphaville brand, as it is the most profitable segment of our product portfolio; and

•	Focus the Gafisa brand on the markets of São Paulo and Rio de Janeiro.

As a consequence of this review and of the newly established structure, a series of measures were taken:

•	Extensive review of all budgets of the costs of works in progress;

•	Review of all portfolio of Tenda customers in order to confirm whether they fulfill the requirements of financial institutions; and

•	Analysis of the recoverability of lands located in non-priority regions.

As a consequence  of the aforementioned  reviews, the Company have recognized provisions amounting to approximately R$639,482 for 2011 and R$151,485 for 2010 in the consolidated financial statements. Such adjustments  have no impact on the liquidity of the Company neither shall impact its capacity to fulfill commitments because of the following reasons:

•	The Company has R$983,660 in cash and cash equivalents, short-term investments, restricted cash in guarantee to loans and restricted credit as of December 31, 2011;

•
The Company has a net working capital, after the classification of financial obligations into short term (in view of the non-compliance with covenants, already renegotiated) of 1.5 time – excluding the reclassified obligation it would be 2.5 times;

•	The Company has approximately R$351,949 (unaudited) in market value of inventory ready for sale (carrying amount of R$119,342 as of December 31, 2011)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

•	The Company has receivables from units delivered that amounts to approximately R$300,000; and,

•	The Company has credit facilities for real estate financing of approximately R$2,200,000.

On February 2nd, 2012, in a meeting with the venture partners, it was approved a capital reduction in an unincorporated venture (SCP) of 100,000,000 Class B units, and therefore, SCP performed a payment of R$100,000 to the venture partners of these units.

First-time adoption of the International Financial Reporting Standards as of December 31, 2010

Until December 31, 2009 the Company’s individual and consolidated financial statements had been prepared in accordance with the accounting practices adopted in Brazil, the supplementary rules of CVM, the technical pronouncements of CPC issued through December 31, 2008, and the provisions contained in the Brazilian Corporation Law, the basis of the accounting practices adopted in Brazil.

The Company prepared its opening balance sheet on the transition date  January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions from retrospective application, as established in the technical pronouncements, interpretations and guidelines issued by the CPC, and approved by CVM, to the Company’s individual financial statements.  The consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Securities and Exchange Commission (CVM), and the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (complete percentage method). CPC 37 (R1) requires that an entity develops accounting policies based on the standards and interpretations of CPC, and the International Financial Reporting Standards (IFRS) in effect at the closing date of its first individual and consolidated financial statements, and that these policies be applied on the transition date and during all periods presented in the first financial statements prepared in accordance with the Standards issued by CPC and IFRS, as approved in Brazil, the Company having adopted all pronouncements, guidelines and interpretations of the CPC issued until December 31, 2010.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

CPC 37 (R1) allowed companies to apply certain optional exemptions.  The Company analyzed all optional exemptions, the result of which is presented below:

(i)
Mandatory exceptions for business combinations: The Company applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(ii)
Exemption for presentation of fair value of property, plant and equipment as deemed cost: The Company opted for not stating its property, plant and equipment at the transition date at fair value, but to maintain the previously estimated cost;

(iii)	Exemption for measurement of compound financial instruments: The Company does not have any transactions subject to this standard.

(iv)	Effects of changes in foreign exchange rates and translation of financial statements: This standard does not apply to the Company’s operations.

The following exemptions are not applicable to the Company’s operations and do not impact the financial statements on the first-time adoption date:

(i)	Employee benefits CPC 22: The Company does not have any private pension plans or other benefits that are characterized as defined benefit plan;

(ii)	Insurance contracts CPC 11: The standard is not applicable to the Company’s operations;

(iii)	Service concession arrangements ICPC 01: The Company does not have any utilities concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions in the first adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(i)
Derecognition of financial assets and financial liabilities: The Company did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice.

(ii)
Hedge accounting: The hedge transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. The Company does not apply hedge accounting for derivatives.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iii)	Changes in estimates: The estimates adopted on transition to CPC are consistent with those adopted by the previous accounting criteria.

(iv)
Non-controlling interest: The profit or loss for the period and each component of other comprehensive income (directly recognized in the equity) are attributed to the Company’s owners and to the non-controlling interest. The total comprehensive income is attributed to the Company’s owners and to the non-controlling interests, whether such profit or loss cause the non-controlling interest to be negative.

•  Tenda capital contribution

On March 10, 2011, Tenda shareholders approved a capital contribution by using credits of R$210,304, related to the Future Capital Contributions carried out by the Company until December 31, 2010. The issue of 74,260 new book-entry common shares, with no par value, was fully subscribed for by the Company.

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

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP. At December 31, 2008, the Company has retroactively applied the changes in Brazilian GAAP introduced by the newly formed CPC and the provisions of Law 11,638/2007 as from January 1, 2006 (Note 2(a)).

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

On July 1, 2009, the United States Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification (the “ASC” or “Codification”), which became the single source of authoritative non-SEC US GAAP for non governmental entities. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or EITF Abstracts. New US GAAP standards are issued in the form of an Accounting Standards Update (“ASU”), which includes revisions to the Codification. ASU’s are not authoritative in their own right; only the content in the Codification itself, as revised by the FASB, is authoritative. United States Securities and Exchange Commission (“SEC”) rules and interpretive releases are also authoritative for SEC registrants, including the Company.

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

(ii)	Cash equivalents and marketable securities

Brazilian GAAP does not consider the maturity date to determine if a financial instrument should be classified as cash equivalent or a marketable security.  For US GAAP all highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalent.

The Company has designated its marketable securities as trading for US GAAP purposes.  For Brazilian GAAP purposes such financial instruments are classified as cash equivalents.  For both BR and US GAAP, these changes in fair value are recorded through income.

(iii)	Revenue recognition

Under Brazilian GAAP, real estate development and retail land sales revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting, by project ,measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues starts to be recognized under the percentage-of-completion, when the Company is no longer able to cancel the launched project, after the sales period established by law.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Under US GAAP for sale of individual units in a building the Company follows the guidance of ASC 360-20-40-50 to recognize the sale by the percentage-of-completion method, only when the individual units in condominium projects are sold separately and all the following criteria are met:

a. Construction is beyond a preliminary stage: Construction is not beyond a preliminary stage if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are incomplete.

b. The buyer is committed to the extent of being unable to require a refund except for non delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable, which in turn is supported by substantial initial and continuing investments. When determining if he buyer´s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, is considered determined  based on contractual termination clauses, is excluded, pursuant to US GAAP ASC 360.20.40, This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

Under US GAAP for retail land sales of lots that are subdivisions of large tracts of land the Company recognize the sale by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

a.	The period of cancellation with refund has expired;
b.	Cumulative payments equal or exceed 10 percent;
c.	Receivables are collectible;
d.	Receivables are not subject to subordination;
e.	There has been progress on improvements. The project's improvements have progressed beyond preliminary stages, and there are indications that the work will be completed according to plan;
f.
Development is practical. There is a reasonable expectation that the land can be developed for the purposes represented and the properties will be useful for those purposes at the end of the normal payment period.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(iv)	Capitalized interest

Under Brazilian GAAP and US GAAP - ASC 835-20 – Capitalization Interest (formerly FAS 34) the Company capitalizes interest as a part of the historical cost of acquiring or construction of assets. If an asset requires a period of time in which to carry out the activities necessary to bring it to that condition and location, the interest cost incurred during that period as a result of expenditures for the asset is a part of the historical cost of acquiring or construction of the asset intended for sale that are constructed as separate and discrete projects. The Company capitalizes interest at the date of acquisition of the land, if there is any activity in progress.

Before 2006 the Company capitalized interest under BR GAAP only for the loans directly attributed to an ongoing project of construction of a real estate venture. From 2006 for USGAAP purposes, the capitalization of interest was recorded as a weighted-average of the total loans that the Company had for the years ended of the financial statements. Due to the fact above a difference of GAAP was created for the projects that exist in 2006. The GAAP difference is amortizing year to year based on the sales and conclusion of the projects for which the interests were capitalized.

For purposes of the US GAAP shareholders' equity reconciliation, R$ 5,771 was adjusted as at December 31, 2008 and R$ 15,128 as at December 31, 2007. For the purposes of the US GAAP net income reconciliation, R$ (5,771), R$ (9,357) and R$ (32,544) were adjusted for the years ended December 31, 2009, 2008 and 2007.

(v)	Stock option plan

Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options plan were recorded as an expense as from January 1, 2006, the transition date for the adoption of Law 11,638/2007. Previously, under Brazilian GAAP, the stock option plans did not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price. Under Law 11,638/2007 and the accounting guidance provided by CPC No. 10, the stock option plans are treated as equity awards and measured at fair value at the grant date, no further adjustments are made at the balance sheet dates to reflect changes in fair values.

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

For purposes of the US GAAP net income (loss) and shareholders' equity reconciliations, stock option compensation income (expenses) of R$ 7,194, R$ 53,819 and R$ 22,684 for the years ended December 31, 2009, 2008 and 2007, comprised by (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$14,427, R$26,138 and R$17,820 for the years ended December 31, 2009, 2008 and 2007, respectively; and (ii) a reversal (expense) of stock option compensation expense under US GAAP of R$(7,233); R$27,681 and R$4,864 for the years ended December 31, 2009, 2008 and 2007, respectively. A reduction of equity of R$ 3,939, R$ 2,221 and R$ 29,356 was recorded at December 31, 2009, 2008 and 2007.

(vi)	Earnings per share

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

	2009 as originally presented	Restatement adjustments	2009 as restated

Basic numerator
Dividends proposed	50,716	-	50,716
U.S. GAAP undistributed earnings (loss)	(87,394)	(123,502)	(210,896)

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	(36,678)	(123,502)	(160,180)

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	267,174	267,174

Basic earnings (loss) per share – U.S. GAAP - R$	(0.1373)	(0.4623)	(0.5995)

Diluted numerator
Dividends proposed	50,716	-	50,716
U.S. GAAP undistributed earnings (loss)	(87,394)	(123,502)	(210,896)

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	(36,678)	(123,502)	(160,180)

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	267,174	267,174
Stock options	-	-	-

Diluted weighted-average number of shares	267,174	267,174	267,174

Diluted earnings (loss) per share – U.S. GAAP - R$	(0.1373)	(0.4623)	(0.5995)

	2008 as originally presented	Restatement adjustments	2008 as restated

Basic numerator
Dividends proposed	26,104	-	26,104
U.S. GAAP undistributed earnings (loss)	273,554	(27,629)	245,925

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	299,658	(27,629)	272,029

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	259,341	259,341	259,341

Basic earnings (loss) per share – U.S. GAAP - R$	1.1555	(0.1065)	1.0489

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	2008 as originally presented	Restatement adjustments	2008 as restated

Diluted numerator
Dividends proposed	26,104	-	26,104
U.S. GAAP undistributed earnings (loss)	273,554	(27,629)	245,925

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	299,658	(27,629)	272,029

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	259,341	259,341	259,341
Stock options	956	956	956

Diluted weighted-average number of shares	260,297	260,297	260,297

Diluted earnings (loss) per share – U.S. GAAP - R$	1.1512	(0.1061)	1.0451

	2007 as originally presented	Restatement adjustments	2007 as restated

Basic numerator
Dividends proposed	26,981	-	26,981
U.S. GAAP undistributed earnings (loss)	36,481	(32,892)	3,589

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	63,462	(32,892)	30,570

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	252,063	252,063	252,063

Basic earnings (loss) per share – U.S. GAAP - R$	0.2518	(0.1305)	0.1213

Diluted numerator
Dividends proposed	26,981	-	26,981
U.S. GAAP undistributed earnings (loss)	36,481	(32,892)	3,589

Allocated U.S. GAAP undistributed earnings (loss) available for Common shareholders	63,462	(32,892)	30,570

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	252,063	252,063	252,063
Stock options	1,154	1,154	1,154

Diluted weighted-average number of shares	253,217	253,217	253,217

Diluted earnings (loss) per share – U.S. GAAP - R$	0.2506	(0.1299)	0.1207

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(vii)	Business combinations

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2009 was R$ 195,088 (2008 – R$ 195,088 and 2007 – R$ 207,400), which was being amortized to income over a period of up to 10 years until December 31, 2008; negative goodwill at December 31, 2009 was R$ 9,408 (2008 – R$ 18,522 and 2007 - R$ 32,223) which was classified as "Negative Goodwill on acquisition of subsidiaries"; and the negative goodwill on the Tenda acquisition of R$ 169,394 was classified at "Deferred gain on sale of investment" at December 31, 2008.

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

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	(155,554)

212,149

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$ 73,038 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the years ended December 31, 2009 and 2008, the amounts of R$ 11,851 and R$ 2,337 were amortized, respectively. At December 31, 2009, accumulated amortization was R$ 14,188, and the remaining net book value of R$ 58,850 will be amortized ratably through October 2013. And R$ 54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

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

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville, a company which develops and sells residential lots throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially acquired 60% of Alphaville's shares for R$ 198,400, of which R$20,000 was paid in cash and the remaining R$ 178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$ 134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed. The Company has a commitment to purchase the remaining 40% of Alphaville's capital, not yet measurable and consequently not recorded, that will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that the Company has a commitment to purchase the remaining 40% of Alphaville (20% in 2010 and the remaining 20% in 2012) in cash or shares, at the Company's sole discretion. On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement.  The acquisition of 20%

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

of Alphaville’s capital corresponds to an amount of R$ 126,490 which will be paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

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

The combined fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Combined fair value at 100%

Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(viii)	Fair value option for financial liabilities

Under Brazilian GAAP, pursuant to CPC No. 14, the Company elected to apply the "fair value option" for certain working capital loans since 2007.

US GAAP permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the new USGAAP standard at January 1, 2008 and elected to adopt the fair value option for working capital loans denominated in foreign currency (Note 10). The difference in relation to Brazilian GAAP arises from the adoption date for the fair value measurement. For purposes of the US GAAP shareholders' equity and net income reconciliation, R$ 207 was adjusted as at and for the year ended December 31, 2007, and was reversed in the net income reconciliation for the year ended December 31, 2008

(ix)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

accordance with US GAAP (Note 25(d)(i)). The reclassifications are summarized as follows:

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•
Under Brazilian GAAP financial instruments with maturity dates of three months or greater are presented as cash equivalents.  For US GAAP purposes these financial instruments are presented in a separate caption as marketable securities.

•	Under Brazilian GAAP, restricted cash is presented as cash equivalent in the balance sheet. For US GAAP purposes, restricted cash is presented separately outside of cash equivalents.

•
Under BR GAAP accounts receivable present value adjustment and monetary variation are recorded in the operating revenue. For US GAAP purpose the realization of accounts receivable present value adjustment and monetary variation are classified in the financial income/expense.

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

(x)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 25(d)(ii)). The reclassifications are summarized as follows:

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Reconciliation of significant differences between
Brazilian GAAP and US GAAP

(i)	Net income

	Note	2009 (restated)	2008 (restated)	2007 (restated)

Net income under Brazilian GAAP		213,540	109,921	91,640
Revenue recognition - net operating revenue	25(a)(iii)	(1,039,461)	(235,109)	(240,335)
Revenue recognition - operating costs	25(a)(iii)	701,129	168,010	144,201
Amortization of capitalized interest	25(a)(iv)	(5,771)	(9,357)	(32,544)
Stock compensation (expense) reversal	25(a)(v)	7,194	53,819	22,684
Reversal of goodwill amortization of Alphaville	25(a)(vii)	-	10,734	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(178,508)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vii)	-	212,149	-
Business Combination of Tenda and Redevco	25(a)(vii)	(2,974)	(2,322)	-
Business Combination of Alphaville	25(a)(vii)	(16,786)	(19,185)	(2,917)
Fair value option of financial liabilities	25(a)(viii)	-	(207)	207
Reversal of provision contracts terminated		13,826	11,197	-
Other		49	(1,499)	370
Reclassification of non controlling interest		30,178	34,031	-
Noncontrolling interests on adjustments above		36,188	6,839	1,994
Tenda’s share issuance cost		11,072	-	-
Deferred income tax on adjustments above		70,144	(13,173)	37,770

Net income (loss) attributable to Gafisa under US GAAP		(160,180)	272,029	30,570

Net income attributable to the noncontrolling interests under US GAAP		30,333	17,485	15,236

Net income (loss) under US GAAP		(129,847)	289,514	45,806

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Note	2009 (restated)	2008 (restated)	2007 (restated)

Weighted-average number of shares outstanding in the year (in thousands) (i) Common shares		267,174	259,341	252,063
Earnings (loss) per share
Common (i)
Basic		(0.5995)	1.0489	0.1213
Diluted		(0.5995)	1.0451	0.1207
Reconciliation from US GAAP net income (loss) attributable to Gafisa to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)		(160,180)	272,029	30,570

US GAAP net income (loss) available to Common shareholders (basic and diluted earnings)		(160,180)	272,029	30,570

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

(ii)	Shareholders' equity

	Note	2009 (restated)	2008 (restated)	2007 (restated)

Shareholders' equity under Brazilian GAAP		2,325,634	1,612,419	1,498,728
Revenue recognition - net operating revenue	25(a)(iii)	(2,081,658)	(1,042,197)	(291,655)
Revenue recognition - operating costs	25(a)(iii)	1,396,596	695,467	185,813
Capitalized interest	25(a)(iv)	99,897	99,897	99,897
Amortization of capitalized interest	25(a)(iv)	(99,897)	(94,126)	(84,769)
Liability-classified stock options	25(a)(v)	(3,939)	(2,221)	(29,356)
Receivables from clients	25(a)(ix)	11,410	12,843	22,390
Liability assumed	25(a)(ix)	(11,410)	(12,843)	(22,390)
Fair value option of financial liability	25(a)(viii)	-	-	207
Reversal of goodwill amortization of Alphaville	25(a)(vii)	18,234	18,234	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(232,327)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vii)	212,149	212,149	-
Business Combination – Tenda and Redevco	25(a)(vii)	79,524	82,498	-
Business Combination – Alphaville	25(a)(vii)	(38,888)	(22,102)	(2,917)
Reclassification of non controlling interests		64,209	34,031	-
Reversal of contract termination provision		25,023	11,197	-
Other		(538)	266	(339)
Noncontrolling interests on adjustments above		56,425	20,237	185
Deferred income tax on adjustments above		163,965	93,821	23,972

Gafisa shareholders' equity under US GAAP		1,984,409	1,665,751	1,407,266

Noncontrolling interests under US GAAP		16,052	431,425	50,074

Total shareholders’ equity under US GAAP		2,000,461	2,097,176	1,457,340

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed changes in total shareholders'
equity under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)

At beginning of the year	2,097,176	1,457,340	796,301
Capital increase, net of issuance expenses	9,736	7,671	476,159
Capital increase – Alphaville	-	-	134,029
Sale of treasury shares	82,046	-	-
Net income (loss) attributable to Gafisa	(160,180)	272,029	30,570
Tenda’s shares issuance cost	(11,072)	-	-
Minimum mandatory dividend	(50,716)	(26,104)	(26,981)
Additional 2006 dividends	-	-	(50)
Noncontrolling interests	33,471	386,240	47,312

At end of the year	2,000,461	2,097,176	1,457,340

	2009 (restated)

	Gafisa	Non controlling interests

At beginning of the year	1,665,751	431,425
Capital increase, net of issuance expenses	9,736	-
Merger of Tenda’s shares	448,844	(448,844)
Sale of treasury shares	82,046	-
Net income (loss)	(160,180)	30,333
Tenda’s shares issuance cost	(11,072)	-
Minimum mandatory dividend	(50,716)	-
Other	-	3,138

At end of the year	1,984,409	16,052

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed shareholders' equity
under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)

Shareholders' equity
Common shares, comprising 333,554,788 shares outstanding (2008 - 259,925,092; 2007 - 258,904,242)	1,586,184	1,199,498	1,191,827
Treasury shares	(1,731)	(14,595)	(14,595)
Appropriated retained earnings	399,956	480,848	148,257
Unappropriated retained earnings	-	-	81,777

Total Gafisa shareholders’ equity	1,984,409	1,665,751	1,407,266

Noncontrolling interests	16,052	431,425	50,074

Total shareholders’ equity	2,000,461	2,097,176	1,457,340

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

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

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-25 Plan Accounting – Defined Contribution Pension Plan (Topic 962) which amends the requirement that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company expects that the adoption of ASU 2010-25 will not have a material impact on its consolidated financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The FASB issued ASU 2010-20 Receivables (Topic 310) which improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses.

The FASB issued ASU 2010-18 Receivables (Topic 310) which clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The Company expects that the adoption of ASU 2010-18 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-11 Derivatives and Hedging (Topic 815) which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The Company expects that the adoption of ASU 2010-11 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-10 Consolidation (Topic 810) which defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. The Company expects that the adoption of ASU 2010-10 will not have a material impact on

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

its consolidated financial statements.

The FASB issued ASU 2010-09 Subsequent Events (Topic 855) which addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. This Codification does not impact our financial position, results of operations or liquidity.

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company expects that the adoption of ASU 2010-09 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-28, Intangibles – Goodwill and Others (Topic 350): When to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts in December 2010. This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in the earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. . The Company expects that the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU addresses that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The revised guidance also

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will apply the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. The Company expects that the adoption of ASU 2009-29 will not have a material impact on its consolidated financial statements.

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

(iii)	Marketable securities

Marketable securities under US GAAP are comprised of the following at December 31:

	2009 (restated)	2008 (restated)	2007 (restated)

Investment funds	2,020	141,082	237,159
Government securities	146,646	-	-
Bank deposit certificates	124,474	185,898	61,957
Investment restricted for debenture guarantee (a)	732,742	-	-

Total marketable securities	1,005,882	326,980	299,116

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(a)
Investment restricted for debenture guarantee represents shares owned in a Brazilian sponsored financial institution investment fund, whose underlying holdings are comprised of investments in federal government bonds; the pledge of this investment is a requirement of the debenture and the required pledged amount revolves with the level of receivables collateralizing the debenture.

(iv)	Fair value of financial instruments

(a)	US GAAP standard adopted in 2008

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

	Fair value measurements at December 31, 2009

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Assets
Financial investments	-	1,005,882	-	1,005,882

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Fair value measurements at December 31, 2008

	Quoted prices in active markets for identical assets (Level 1 )	Significant other observable inputs (Level 2 )	Significant unobservable inputs (Level 3 )	Total

Assets
Financial investments	-	326,980	-	326,980
Derivatives	-	86,752	-	86,752

Liabilities
Working capital loans	-	313,557	-	313,557

(b)	Fair value measurements

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

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

The estimated fair values of financial instruments not accounted for at fair value on a recurring basis are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

		2009 (restated)		2008 (restated)		2007 (restated)

	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash, cash equivalents	292,940	292,940	183,524	183,524	213,069	213,069
Marketable securities	1,005,882	1,005,882	326,980	326,980	299,116	299,116
Restricted cash	96,846	96,846	76,928	76,928	9,851	9,851
Receivables from clients, net - current portion	907,275	907,275	922,071	922,071	232,278	232,278
Receivables from clients, net - non current portion	1,048,573	1,048,573	381,699	381,699	435,537	435,537

Financial liabilities
Loans and financing	1,129,715	1,129,715	1,018,208	1,010,278	437,334	437,217
Debentures	1,928,077	1,928,077	506,930	506,930	249,190	249,190
Trade accounts payable	169,085	169,085	103,592	103,592	82,334	82,334
Derivatives	-	-	86,752	86,752	5,857	5,857

(d)	US GAAP condensed consolidated financial information

The financial information under US GAAP reflects the retrospective adoption of the new standard on accounting for non controlling interests as of and for the years ended December 31, 2008 and 2007.

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders' equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26
Assets
Current assets
Cash and cash equivalents	292,940	183,524	213,069
Marketable securities	1,005,882	326,980	299,116
Restricted cash	96,846	76,928	9,851
Receivables from clients	907,275	922,071	232,278
Properties for sale	2,642,758	2,552,951	1,055,478
Other accounts receivable	88,900	128,810	101,279
Prepaid expenses	14,122	27,732	45,003
Deferred income tax	8,950	8,950	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26
Investments	154,528	30,207	56,747
Property and equipment, net	58,969	50,852	27,336
Intangibles, net	218,630	260,135	153,240
Goodwill	31,416	31,416	31,416
Other assets
Receivables from clients	1,048,573	381,699	435,537
Properties for sale	364,948	98,268	149,403
Deferred income tax	117,234	89,385	7,416
Other	101,826	98,332	47,765

Total assets	7,153,797	5,268,240	2,864,934

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	430,853	59,196
Debentures	132,077	64,930	9,190
Obligations for purchase of land	241,396	278,745	244,696
Materials and services suppliers	169,085	103,592	82,334
Taxes and labor contributions	199,472	112,729	60,996
Advances from clients - real estate and services	586,883	343,056	26,485
Credit assignments	118,846	46,844	1,442
Acquisition of investments	21,090	25,296	48,521
Dividends payable	50,716	26,106	26,981
Others	81,863	85,445	73,541
Long-term liabilities
Loans, net of current portion	476,645	587,355	378,138
Debentures, net of current portion	1,796,000	442,000	240,000
Deferred income tax	-	-	3,728
Obligations for purchase of land	141,563	225,639	73,056
Others	484,630	398,474	79,290

Shareholders' equity
Total Gafisa shareholders’ equity	1,984,409	1,665,751	1,407,266
Noncontrolling interests	16,052	431,425	50,074

Total shareholders’ equity	2,000,461	2,097,176	1,457,340

Total liabilities and shareholders' equity	7,153,797	5,268,240	2,864,934

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(ii)	Condensed consolidated statements of income under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26
Gross operating revenue
Real estate development and sales	1,796,343	1,344,066	1,001,065
Construction and services rendered	48,662	37,369	35,053
Taxes on services and revenues	(66,207)	(55,994)	(38,143)

Net operating revenue	1,778,798	1,325,441	997,975

Operating costs (sales and services)	(1,300,322)	(992,122)	(817,770)

Gross profit	478,476	333,319	180,205

Operating expenses
Selling, general and administrative	(439,385)	(311,551)	(192,025)
Other	(135,547)	203,515	1,595

Operating income (loss)	(96,456)	225,283	(10,225)

Financial income	125,913	99,335	48,924
Financial expenses	(228,838)	(22,682)	(17,295)

Income (loss) before income tax, equity in results and noncontrolling interest	(199,381)	301,936	21,404

Taxes on income
Current	(16,398)	(21,575)	(21,559)
Deferred	3,835	(20,720)	26,964

Income tax expense	(12,563)	(42,295)	5,405

Income (loss) before equity in results and noncontrolling interests	(211,944)	259,641	26,809
Equity in results	82,097	29,873	18,997

Net income (loss)	(129,847)	289,514	45,806
Less: Net income attributable to the noncontrolling interests	(30,333)	(17,485)	(15,236)

Net income (loss) attributable to Gafisa	(160,180)	272,029	30,570

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(160,180)	272,029	30,570

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(160,180)	272,029	30,570

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	(160,180)	272,029	30,570

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(160,180)	272,029	30,570

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(i)	Statement of Cash Flow under US GAAP

	2009	2008	2007

Cash flows from operating activities
Net income for the year	(129,847)	289,514	45,806

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	82,152	66,259	14,823
Disposal of fixed assets	5,251	-	-
Stock option expenses	7,233	(31,515)	(4,864)
Unrealized interest and charges, net	171,327	203,523	28,791
Net Unrealized gains from derivative instruments	-	(86,752)	(5,857)
Deferred taxes	(27,849)	(63,348)	(7,393)
Warranty provision	7,955	3,230	2,751
Provision for contingencies	63,975	13,933	-
Provision for profit sharing	28,237	(3,509)	25,424
Allowance (reversal) for doubtful accounts	(974)	10,359	-
Adjustments to present value	42,149	(1,697)	22,702
Equity in results	82,097	(29,873)	18,997

Changes in assets and liabilities
Receivables from clients	(577,872)	(784,812)	(246,748)
Properties for sale	(356,487)	(1,273,978)	(723,176)
Other accounts receivable	48,991	288,466	213,841
Prepaid expenses	13,610	17,271	(11,253)
Obligations for purchase of land and advances from clients	51,100	415,181	135,688
Taxes and contributions	86,743	51,733	24,562
Materials and service suppliers	65,493	21,258	57,654
Contingencies	(44,552)	18,335	(32,268)
Other accounts payable	(77,397)	36,074	(54,352)

Cash used in operating activities	(458,665)	(840,348)	(494,872)

Cash flows from investing activities

Purchase of property and equipment	(36,003)	(121,954)	(218,669)
Restricted cash in guarantee to loans	(927,007)	(67,077)	(9,851)
Marketable securities, addiction	(1,721,101)	(146,729)	(1,575,146)
Marketable securities, reduction	1,949,287	118,866	1,276,029
Acquisition of investments in subsidiaries	(200,091)	23,371	(944)

Cash used in investing activities	(934,915)	(193,523)	(528,581)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Cash flows from financing activities
Capital increase	9,736	7,671	610,192
Sale Treasury shares	16,319	-	-
Gain on sale of treasury shares	65,727	-	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-	-
Assignment of credits receivable – CCI	69,316	-	-
Obligations for investors	-	300,000	-
Loans and financing obtained	2,259,663	775,906	426,969
Repayment of loans and financing	(898,336)	(54,063)	(52,795)
Assignment of credits receivable, net	860	916	2,225
Dividends paid – shareholders’	(26,058)	(26,104)	(10,988)
Dividends paid - obligation to venture partners (SCP)	(35,539)	-	-

Cash provided by financing activities	1,502,996	1,004,326	975,603

Net increase (decrease) in cash and cash equivalents	109,416	(29,545)	(47,850)

Cash and cash equivalents
At the beginning of the year	183,524	213,069	260,919
At the end of the year	292,940	183,524	213,069

(iii)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2009	2008	2007

At January 1	(19,325)	(24,864)	(7,230)
Valuation allowance - relates to jointly-controlled Subsidiaries of Gafisa and AUSA subject to the taxable profit regime	(9,140)	5,539	(17,634)

At December 31	(28,465)	(19,325)	(24,864)

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

26.	Restatements of Consolidated Financial Statements,Corrections of Errors

The Company has changed some accounting policies and also has  identified certain errors in its previously published consolidated financial statements that are being retrospectively corrected herein.   A discussion of the nature and amount of these matters is as follows:

Brazilian GAAP Consolidated Financial Statements – Changing in Accounting Policies

As disclosed in Note 12, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate.   In the Company’s consolidated statements of income the dividend amounts were previously included as a component of net income attributable to non-controlling interest.   Such amounts are best reflected as a component of financial expense in the Company’s Brazilian GAAP consolidated statements of income for both 2009 and 2008.   In addition, the Company performed the reclassification of brokerage expenses/sales commissions, of deductions on revenues and services, to the account “Selling expenses” in 2009. The effect of this correction of the consolidated statements of income is as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31, 2009 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2009 as restated

Net operating revenue	3,022,346	14,011	3,036,357

Operating costs
Real estate development and sales	(2,143,762)	-	(2,143,762)

Gross profit	878,584	14,011	892,595

Selling expenses	(226,621)	(14,011)	(240,632)
General and administrative expenses	(233,129)	-	(233,129)
Depreciation and amortization	(34,170)	-	(34,170)
Amortization of gain on partial sale of FIT Residencial	169,394	-	169,394
Other, net	(92,884)	-	(92,884)

Operating profit before financial income (expenses)	461,174	-	461,174

Financial expenses	(210,394)	(30,178)	(240,572)
Financial income	129,566	-	129,566

Income before taxes on income andnon-controlling interest	380,346	(30,178)	350,168

Total income tax income (expenses)	(95,406)	-	(95,406)

Net income before non-controlling interest	284,940	(30,178)	254,762

(-) Net income for the year attributable to non-controlling interest	(71,400)	30,178	(41,222)

Net income for the year	213,540	-	213,540

Shares outstanding at the end of the year (in thousands)	166,777	-	166,777

Net income per thousand shares outstanding at the end of the year – R$	1.2804	-	1.2804

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31, 2008 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2008 as restated

Net operating revenue	1,740,404	-	1,740,404

Operating costs	(1,214,401)	-	(1,214,401)

Gross profit	526,003	-	526,003

Operating income before financial income (expenses)	168,205	-	168,205

Financial income (expenses)
Financial expenses	(61,008)	(34,031)	(95,039)
Financial income	102,854	-	102,854

Income before taxes on income and non controlling interest	210,051	(34,031)	176,020

Total tax expenses	(43,397)	-	(43,397)

Income before non controlling interest	166,654	(34,031)	132,623

Non controlling interest	(56,733)	34,031	(22,702)

Net income for the year	109,921	-	109,921

Shares outstanding at the end of the year (in thousands)	129,963	-	129,963

Net income per thousand shares outstanding at the end of the year – R$	0.8458	-	0.8458

In addition, the consolidated financial statement of cash flows has been restated to reflect this correction:

	Year ended December 31, 2009 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2009 as restated

Net income	213,540	-	213,540
Adjustments to reconcile net income to net cash used in operating activities	300,601	(30,178)	270,423
Changes in assets and liabilities	(1,190,834)	30,178)	(1,160,656)
Cash used in operating activities	(676,693)	-	(676,693)
Cash used in investing activities	(15,446)	(50,131)	(65,577)
Cash from financing activities	1,540,353	-	1,540,353
Net increase (decrease) in cash and cash equivalents and marketable securities	848,214	(50,131)	798,083
Cash and cash equivalents and marketable securities
At the beginning of the period	528,574	-	528,574
At the end of the period	1,376,788	(50,131)	1,326,657
Net increase (decrease) in cash and cash equivalents and marketable securities	848,214	(50,131)	798,083

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31, 2008 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2008 as restated

Net income	109,921	-	109,921
Adjustments to reconcile net income to net cash used in operating activities	259,633	(34,031)	225,602
Changes in assets and liabilities	(1,182,066)	34,031	(1,148,035)
Cash used in operating activities	(812,512)	-	(812,512)
Cash used in investing activities	(78,300)	-	(78,300)
Cash from financing activities	911,817	-	911,817
Net increase (decrease) in cash and cash equivalents	21,005	-	21,005
Cash and cash equivalents
At the beginning of the year	507,569	-	507,569
At the end of the year	528,574	-	528,574
Net increase (decrease) in cash and cash equivalents	21,005	-	21,005

Other reclassifications:

a)	Cash equivalents and marketable securities

The Company has classified R$ 49.5 million as restricted cash in the restated BR-GAAP consolidated financial information at December 31, 2009, previously classified as cash and cash equivalents. Restricted cash in guarantee of loans are related to ventures and cleared according to the progress of works and sales.

b)	Receivable from clients, current and non-current presentation:

The Company has classified R$ 244 million of receivable from client from non-current to current portion as a consequence of a more extensive review of the maturity date of the amounts recognized as receivables from clients.

	As Previously Reported	Reclassification	As Restated

Receivables from clients – Current	2,008,464	244,010	2,252,474
Receivables from clients - Non-Current	1,768,182	(244,010)	1,524,172

Totals	3,776,646		3,776,646

This reclassification has not material effects at December 31, 2008 and 2007 for comparative purposes.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

c)	Properties for sale, current and non-current:

The Company has classified R$39,3 million of properties for sale as current that were previously presented as non-current properties for sale, as a consequence of a more detailed and extensive review of the expected launch date of some ventures. The amount reclassified is mainly related to lands.

	As Previously Reported	Reclassification	As Restated

Properties for sale – Current	1,332,374	39,298	1,371,672
Properties for sale - Non-Current	416,083	(39,298)	376,785

Totals	1,748,457		1,748,457

This reclassification has not material effects at December 31, 2008 and 2007 for comparative purposes.

US GAAP Consolidated Financial Information included in Note 25 – Correction of Errors

Cash equivalents and marketable securities

Upon further evaluation of the underlying financial instruments held by the Company’s consolidated investment funds, open funds and other investments in Bank Certificates Deposits previously classified as “cash equivalents” for US GAAP purposes, the Company has determined that financial instruments totaling R$1,005.5 million, R$327.0 million and R$299.1 million at December 31, 2009, 2008 and 2007 do not meet the cash equivalents definition under US GAAP principally given original maturity at date of purchase of more than 90 days.    These amounts have been classified as short-term held for trading securities in the restated US GAAP consolidated financial information included in Note 25 above.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Revenue Recognition

Gafisa, Tenda and Alphaville sales contracts are irrevocable under Brazilian law.  That means that a customer does not have a unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously paid unless the Company agrees.   To the extent that a customer is not in compliance with its obligations under a contract, the Company has at its option the ability to either force compliance through the Brazilian courts, or agree to “default” by the customer.   Should the Company agree at its sole discretion to refund part of amounts paid to the defaulting party, it will normally apply the penalty guideline in the contract.  The Company has made such refunds in the past for commercial reasons (it is in its interest to avoid protracted legal discussions and be able to quickly place the unit again on the market).

ASC 350.20.40.10 (specifically, formerly EITF Issue 06-08 “Applicability of the Assessment of a Buyer's Initial and Continuing Investment under FASB Statement No. 66 for Sales of Condominiums”) requires amounts potentially refundable to customers to be excluded from the initial and continuing investment tests.   The Company has previously not fully considered the aforementioned contractual provisions on a unit by unit basis in applying its US GAAP revenue recognition.

Gafisa Segment

Gafisa sales contracts provide for a penalty to be charged to the customer which is generally equivalent to 18% of sales prices (adjusted for inflation) to the extent Gafisa agrees to terminate the contract following default by the customer.   After charging such penalties, should amounts previously paid by customers under a Gafisa contract be in excess of the penalty computation, then a refund of 60% of such remaining balance is provided to the Gafisa customer based on the terms of the contract.  Gafisa has historically entered into commercial negotiations with customers and has been willing to concede higher levels of refunds in an attempt to avoid protracted court proceedings and regain clear title to its units so they can be sold timely.  Gafisa’s negotiated repayments have historically approximated 35% of amounts previously paid.

Upon consideration of the aforementioned contractual provisions in its continuing investment test, along with other aspects of U.S. GAAP ASC 360.20, adjustments to previously recorded U.S. GAAP revenue recognition are required for the Gafisa segment.

Historically, our U.S. GAAP accounting practices for the Gafisa segment had not contemplated, on a contract-by-contract basis, the implication of the initial investment test and continuing investment test under U.S. GAAP as we did not consider the defaulting party had a right to reimbursement that would otherwise affect the revenue

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

we had recognized as only Gafisa has the right to terminate the contract.  Despite the fact that the Gafisa segment contracts do not provide the defaulting party with a right to cancel, upon further examination and based on an analysis of recent legal precedent, we have concluded that the defaulting party does have certain rights in law that can be exercised in the event a judicial appeal is filed.  Judicial rulings have required companies in Brazil to return to defaulting parties, part of the deposit payments for units under development when the contract is terminated.  Such amounts have approximated the percentage set forth in the sales contracts which determine the possibility of the Company granting a reimbursement at the Company´s discretion if it agrees to terminate the contract. The reimbursements paid by the Company of approximately 35% are an average percentage of amounts historically paid, therefore, there may be contracts in which this amount is higher or lower than the average of 35%.  Accordingly, for purposes of our current U.S. GAAP accounting practices for the Gafisa segment we have used the contractual reimbursement percentage (after applying penalties) for purposes of determining the initial investment test. Upon recomputing the initial investment test and continuing investment test parameters on a contract-by-contract basis, rather than by developments, certain units were found to have failed the tests which resulted in the deferral of revenue recognition under the percentage of completion model. We have restated our consolidated financial statements as at December 31, 2009 and for each of the three years in the period then ended to reflect the deferral of recognition of revenue for the Gafisa segment..

Tenda Segment

Tenda’s pilot contracts provide for a refund to customers of 80% of the amounts previously paid during the construction period to the extent that default is agreed.  Given that Tenda pilot contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, a Tenda pilot customer would be required to make a substantial initial investment.  Because low income home buyers do not make such large down payments, most Tenda pilot contracts will not meet the initial investment test and thus should be recognized using the deposit method of accounting.

Tenda’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Thus, the Company is restating the U.S. GAAP financial position and results of operations of its Tenda segment to properly account for the potential refund provisions of 80%.

The operations of the Tenda segment contracts are more fully described below including the contractual relationship among Tenda, the customer and a government bank (Federal Savings and Loans Bank (CEF – Caixa Economica Federal, or Bank of Brazil)):

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Purchase and Sale Agreement –Property Developer x Customer (Promisor)

When the real estate venture is launched, the customer and property developer execute a purchase and sale agreement (“the Tenda Pilot program contract”), which defines the type of customer financing.  This agreement is primarily aimed at providing a purchase and sale commitment between the parties during the period in which the contract’s enterprise is under analysis by a government bank.

Upon executing the Tenda Pilot program contract, the customer is required to provide a retainer of the real property value and pay the monthly installments to the real estate developer (the aggregate amount corresponds to approximately 5% - 15%) while its financing is pending approval by the bank. The bank customer financing varies from 85% to 95% of the real property value depending on the situation.  Currently, to the extent that a customer is approved by a government bank, prior to the overall approval of specific project,  the customer may be financed for 95% of the real property value.

Following the execution of the agreement with the customer, the government bank begins the financing approval process either when the real estate project is launched or during construction.  Once approved, the agreement is transferred to the government bank.

After evaluating the Tenda Pilot program and its customer portfolio, we concluded that percentage of completion revenue recognition is not appropriate during the construction phase, given the potential refundability rights of the customer.  As 80% of the down payment would need to be excluded from the initial investment test, the contract would fail  the initial investment test under U.S. GAAP.

Taking out Residential Financing

During the government bank credit facility approval period, the monthly installments, the principal and indexation charges due after the purchase and sale agreement is executed are paid to Tenda.

Once the credit facility is approved by the government bank, Tenda, the customer and the bank enter into an agreement enforceable as a deed of promise to buy and sell, similar to a private credit facility agreement to develop a real estate venture, the final contract. Upon execution, the original Tenda Pilot program contract between Tenda and the customer is replaced, and the new agreement is transferred to the Bank of Brazil.  From that time, the customer starts repaying the financing directly to the bank, which will pass the financing amounts on to Tenda over the construction period, as the construction work progresses.

All of Tenda’s revenue recognition is generated from Tenda Pilot program contracts.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Alphaville – AUSA Segment

Alphaville’s sales contracts provide for a refund to customers of 80% of the amounts previously paid during the infrastructure period to the extent that default is agreed.  Given that the contracts have potential refund provisions of 80% of amounts previously paid, those potentially refundable amounts are excluded from the initial investment test.  When those amounts are excluded, the customer would be required to make a substantial initial investment.  Because middle and high end income customers may make large down payments, a large part of these contracts may meet the initial investment test.  Alphaville’s negotiated repayments have historically approximated 76% of amounts previously paid.

Alphaville’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Accordingly, the Company is restating the U.S. GAAP financial position and results of operations of its Alphaville segment to properly account for the potential contractual refund provision of 80%..

EITF 08-06 indicated that consistent with the requirements for sales of other types of real estate, the buyer’s initial and continuing investments should be in any of the forms specified in then paragraph 9 of US GAAP Statement 66 (now ASC 360.20.40.10) and should consider only the nonrefundable portion of such investments.  The Company is of the view that US GAAP was not adequately prescriptive with respect to continuing investment components prior to the issuance of EITF 08-06.

Additional US GAAP disclosures

In presenting the accompanying restated consolidated financial statements, the Company has also made the following incremental disclosures from those previously reported:

•	Brazilian GAAP segment disclosures in Note 22 have been expanded to disclose certain additional matters required by US GAAP ASC 280.10.50.

•	Brazilian GAAP income tax disclosures in Note 25 (iii) have been expanded to disclosure certain additional matters required by US GAAP ASC 740-10-50.

•	The Company has presented US GAAP consolidated statements of cash flows for all periods presented as part of its Note 25 incremental US GAAP reporting.

Consolidated US GAAP financial information is presented below disclosing both amounts which reconcile to the amounts previously reported in Note 25, along with the aforementioned adjustments and restated amounts as presented in Note 25.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2009

	December 31, 2009 as previously reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as restated
Assets
Current assets
Cash and cash equivalents (i)	1,348,403	(1,055,463)	-	-	-	292,940
Marketable securities (i)	-	1,005,882	-	-	-	1,005,882
Restricted cash (i)	47,265	49,581	-	-	-	96,846
Receivables from clients (ii)	1,188,662	-	(150,013)	(188,337)	56,963	907,275
Properties for sale (ii)	1,796,000	-	390,278	305,502	150,978	2,642,758
Other accounts receivable	87,502	-	1,398	-	-	88,900
Prepaid expenses	14,122	-	-	-	-	14,122
Deferred income tax (vi)	-	-	8,950	-	-	8,950
Investments (iii)	185,364	-	9,354	(23,268)	(16,922)	154,528
Property and equipment, net	58,969	-	-	-	-	58,969
Intangibles, net (iv)	151,343	-	-	67,287	-	218,630
Goodwill	31,416	-	-	-	-	31,416
Receivables from clients (ii)	1,691,642	-	(245,516)	(249,743)	(147,810)	1,048,573
Properties for sale (ii)	416,083	-	(51,135)	-	-	364,948
Deferred income tax (vi)	15,912	-	49,112	40,515	11,695	117,234
Other	96,647	-	5,179	-	-	101,826

Total assets	7,129,330	-	17,607	(48,044)	54,904	7,153,797

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	-	-	-	-	653,070
Debentures	132,077	-	-	-	-	132,077
Obligations for purchase of land	241,396	-	-	-	-	241,396
Materials and services suppliers	169,085	-	-	-	-	169,085
Taxes and labor contributions	199,472	-	-	-	-	199,472
Advances from clients - real estate and services (ii)	349,483	-	139,064	1,720	96,616	586,883
Credit assignments	118,846	-	-	-	-	118,846
Acquisition of investments	21,090	-	-	-	-	21,090
Dividends payable	50,716	-	-	-	-	50,716
Others	81,863	-	-	-		81,863
Long-term liabilities
Loans, net of current portion	476,645	-	-	-	-	476,645
Debentures, net of current portion	1,796,000	-	-	-	-	1,796,000
Deferred income tax	-	-	-	-	-	-
Obligations for purchase of land	141,563	-	-	-	-	141,563
Others	484,857	-	(227)	-	-	484,630

Shareholders' equity
Total Gafisa shareholders’ equity	2,165,255	-	(129,525)	37,678	(88,999)	1,984,409
Noncontrolling interests (vi)	47,912	-	8,295	(87,442)	47,287	16,052

Total shareholders’ equity	2,213,167	-	(121,230)	(49,764)	(41,712)	2,000,461

Total liabilities and shareholders' equity	7,129,330	-	17,607	(48,044)	54,904	7,153,797

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2008

	December 31, 2008 as previously reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as restated
Assets
Current assets
Cash and cash equivalents (i)	510,504	(326,980)	-	-	-	183,524
Marketable securities (i)	-	326,980	-	-	-	326,980
Restricted cash (i)	76,928	-	-	-	-	76,928
Receivables from clients (ii)	1,060,845	-	(42,733)	(115,313)	19,272	922,071
Properties for sale (ii)	2,058,721	-	316,291	105,354	72,585	2,552,951
Other accounts receivable	127,150	-	1,660	-	-	128,810
Prepaid expenses	27,732	-	-	-	-	27,732
Investments (iii)	49,135	-	989	(33,173)	13,256	30,207
Deferred income tax (v)	-	-	8,950	-	-	8,950
Property and equipment, net	50,852	-	-	-	-	50,852
Intangibles, net (iv)	188,199	-	-	71,936	-	260,135
Goodwill	31,416	-	-	-	-	31,416
Receivables from clients (ii)	720,298	-	(283,516)	(10,927)	(44,156)	381,699
Properties for sale (ii)	149,403	-	(51,135)	-	-	98,268
Deferred income tax (v)	35,067	-	34,311	16,541	3,466	89,385
Other	93,153	-	5,179	-	-	98,332

Total assets	5,179,403	-	(10,004)	34,418	64,423	5,268,240

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	-	-	-	-	430,853
Debentures	64,930	-	-	-	-	64,930
Obligations for purchase of land	278,745	-	-	-	-	278,745
Materials and services suppliers	103,592	-	-	-	-	103,592
Taxes and labor contributions	112,729	-	-	-	-	112,729
Advances from clients - real estate and services (ii)	176,958	-	81,793	-	84,305	343,056
Credit assignments	46,844	-	-	-	-	46,844
Acquisition of investments	25,296	-	-	-	-	25,296
Dividends payable	26,106	-	-	-	-	26,106
Others	85,445	-	-	-	-	85,445
Long-term liabilities
Loans, net of current portion	587,355	-	-	-	-	587,355
Debentures, net of current portion	442,000	-	-	-	-	442,000
Deferred income tax	-	-	-	-	-	-
Obligations for purchase of land	225,639	-	-	-	-	225,639
Others	398,474	-	-	-	-	398,474

Shareholders' equity
Total Gafisa shareholders’ equity	1,723,095	-	(91,797)	67,591	(33,138)	1,665,751
Noncontrolling interests (iv)	451,342	-	-	(33,173)	13,256	431,425

Total shareholders’ equity	2,174,437	-	(91,797)	34,418	(19,882)	2,097,176

Total liabilities and shareholders' equity	5,179,403	-	(10,266)	34,418	64,423	5,268,240

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2007

	December 31, 2007 as previously reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as restated
Assets
Current assets
Cash and cash equivalents (i)	512,185	(299,116)	-	-	-	213,069
Marketable securities (i)	-	299,116	-	-	-	299,116
Restricted cash	9,851	-	-	-	-	9,851
Receivables from clients (ii)	269,363	-	-	(13,724)	(23,361)	232,278
Properties for sale (ii)	990,877	-	-	24,456	40,145	1,055,478
Other accounts receivable	101,279	-	-	-	-	101,279
Prepaid expenses	45,003	-	-	-	-	45,003
Investments	46,249	-	-	858	9,640	56,747
Property and equipment, net	27,336	-	-	-	-	27,336
Intangibles, net	153,240	-	-	-	-	153,240
Goodwill	31,416	-	-	-	-	31,416

Receivables from clients (ii)	505,073	-	-	(25,733)	(43,803)	435,537
Properties for sale	149,403	-	-	-	-	149,403
Deferred income tax (v)	-	-	-	4,496	2,920	7,416
Other	47,765	-	-	-	-	47,765

Total assets	2,889,040	-	-	(9,647)	(14,459)	2,864,934

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	December 31, 2007 as previously reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as restated

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	59,196	-	-	-	-	59,196
Debentures	9,190	-	-	-	-	9,190
Obligations for purchase of land	244,696	-	-	-	-	244,696
Materials and services suppliers	82,334	-	-	-	-	82,334
Taxes and labor contributions	60,996	-	-	-	-	60,996
Advances from clients - real estate and services (ii)	26,485	-	-	-	-	26,485
Credit assignments	1,442	-	-	-	-	1,442
Acquisition of investments	48,521	-	-	-	-	48,521
Dividends payable	26,981	-	-	-	-	26,981
Others	73,541	-	-	-	-	73,541
Long-term liabilities
Loans, net of current portion	378,138	-	-	-	-	378,138
Debentures, net of current portion	240,000	-	-	-	-	240,000
Deferred income tax	3,728	-	-	-	-	3,728
Obligations for purchase of land	73,056	-	-	-	-	73,056
Others	79,290	-	-	-	-	79,290

Shareholders' equity
Total Gafisa shareholders’ equity	1,441,870	-	-	(10,505)	(24,099)	1,407,266
Noncontrolling interests (iv)	39,576	-	-	858	9,640	50,074

Total shareholders’ equity	1,481,446	-	-	(9,647)	(14,459)	1,457,340

Total liabilities and shareholders' equity	2,889,040	-	-	(9,647)	(14,459)	2,864,934

(i)
As per definition of cash equivalents under ASC 305-10-20, the Company has determined that the amounts originally presented did not meet the cash equivalents definition under U.S. GAAP because the original maturity at date of purchase was more than 90 days. These amounts have been classified under the Company´s current accounting policies as short-term available for sale marketable securities in the restated U.S. GAAP consolidated financial information.

(ii)
Revenue recognition - correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10. Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation. Additionally, only for TENDA calculations purposes, is considered the date in which the unit is finally and formally delivered to the client rather that the percentage of completion method as a consequence of delays experienced by TENDA in a number of cases to deliver  the units to the customers , in which the clients does not get the final financial approval from the banks and consequently several cases of clients that desist  from acquiring the unit

(iii)	Changes in equity due to correction of error in (ii) above affecting equity method of accounting.
(iv)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda’s assets acquired and liabilities assumed following the correction of the error in (ii) above.

(v)	Deferred income tax on above adjustments.
(vi)	Non-controlling interest on above adjustments.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2009

	December 31, 2009 as previously reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as restated

Net operating revenue (i)	2,338,311	(126,636)	(287,556)	(145,321)	1,778,798

Operating costs (sales and services) (i)	(1,652,850)	73,987	200,148	78,393	(1,300,322)

Gross profit (i)	685,461	(52,649)	(87,408)	(66,928)	478,476

Operating expenses
Selling, general and administrative	(439,459)	-	74	-	(439,385)
Other (ii)	(161,077)	-	25,530	-	(135,547)
Operating income	84,925	(52,649)	(61,804)	(66,928)	(96,456)

Financial income (expenses) (iii)	(83,622)	85	(22,226)	2,838	(102,925)
Income before income tax, equity in results and noncontrolling interest	1,303	(52,564)	(84,030)	(64,090)	(199,381)

Income tax expense (iv)	(59,567)	14,801	23,974	8,229	(12,563)

Income (loss) before equity in results
and noncontrolling interests	(58,264)	(37,763)	(60,056)	(55,861)	(211,944)
Equity in results (v)	63,862	8,365	9,870	-	82,097

Net income	5,598	(29,398)	(50,186)	(55,861)	(129,847)
Less: Net income attributable to the noncontrolling interests (vi)	(42,276)	(8,365)	20,308	-	(30,333)

Net income (loss) attributable to Gafisa	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

US GAAP net income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2008

	December 31, 2008 as previously reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as restated
Net operating revenue (i)	1,692,706	(126,315)	(178,766)	(62,184)	1,325,441
Operating costs (sales and services) (i)	(1,198,256)	92,796	80,898	32,440	(992,122)
Gross profit (i)	494,450	(33,519)	(97,868)	(29,744)	333,319
Operating expenses
Selling, general and administrative	(306,134)	(5,417)	-	-	(311,551)
Other (ii)	163,363	573	39,579	-	203,515
Operating income	351,679	(38,363)	(58,289)	(29,744)	225,283
Financial income (expenses) (ii)	40,198	(7,625)	23,291	20,159	76,653
Income before income tax, equity in results and noncontrolling interest	391,877	(45,988)	(34,998)	(9,585)	301,936
Income tax expense (iv)	(70,576)	15,690	12,045	546	(42,295)
Income (loss) before equity in results
and noncontrolling interests	321,301	(30,298)	(22,953)	(9,039)	259,641
Equity in results (v)	26,257	-	-	3,616	29,873
Net income	347,558	(30,298)	(22,953)	(5,423)	289,514
Less: Net income attributable to the noncontrolling interests (vi)	(47,900)	-	34,031	(3,616)	(17,485)
Net income (loss) attributable to Gafisa	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss)	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss) available to Common shareholders (Basic earnings)	299,658	(30,298)	11,708	(9,039)	272,029
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	299,658	(30,298)	11,708	(9,039)	272,029
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	299,658	(30,298)	11,708	(9,039)	272,029

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2007

	December 31, 2007 as previously reported	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as restated
Net operating revenue (i)	1,090,632	(22,730)	(69,927)	997,975
Operating costs (sales and services) (i)	(865,756)	7,841	40,145	(817,770)
Gross profit (i)	224,876	(14,889)	(29,782)	180,205
Operating expenses
Selling, general and administrative	(192,025)	-	-	(192,025)
Other	1,595	-	-	1,595
Operating income	34,446	(14,889)	(29,782)	(10,225)
Financial income (expenses) (iii)	27,243	1,623	2,763	31,629
Income before income tax, equity in results and noncontrolling interest	61,689	(13,266)	(27,019)	21,404
Income tax expense (iv)	(1,988)	4,473	2,920	5,405
Income (loss) before equity in results and noncontrolling interests	59,701	(8,793)	(24,099)	26,809
Equity in results (v)	8,499	858	9,640	18,997
Net income	68,200	(7,935)	(14,459)	45,806
Less: Net income attributable to the noncontrolling interests (vi)	(4,738)	(858)	(9,640)	(15,236)
Net income (loss) attributable to Gafisa	63,462	(8,793)	(24,099)	30,570
US GAAP net income (loss)	63,462	(8,793)	(24,099)	30,570
US GAAP net income (loss) available to Common shareholders (Basic earnings)	63,462	(8,793)	(24,099)	30,570
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	63,462	(8,793)	(24,099)	30,570
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	63,462	(8,793)	(24,099)	30,570

(i)
Revenue recognition – correction of error to fully take account of the revenue recognition provisions established by ASC 350.20.40.10. Amounts as originally reported had not taken full account of the rights of reimbursement of customers (which had the effect of deferring revenue recognition under the percentage-of-completion method until such time as the initial and continuing investments thresholds were met) and the reprocessing of the agreements on a unit-by-unit basis using the current interpretation and Reversal of Tenda’s contract termination provision which had historically been recorded as a means of deferring revenue and which was found to be insufficient and replaced by the current revenue recognition deferral adjustment above.

(ii)
Retrospective adjustment to the Tenda’s Purchase Price Allocation adjustment arising from the restatement of Tenda´s assets acquired and liabilities assumed following the correction of the error in (1) above.

(iii)
Revision of non-controlling interest to financial expenses. The Company formed an unincorporated venture (SCP) in 2008 to hold interests in other real estate development companies. Upon further examination, this transaction was determined to be characteristic of a debt instrument rather than an equity investment. The results of the venture were originally presented as part of non-controlling interest amounts and were revised to financial expenses to reflect the Company´s current accounting practices.

(iv)	Deferred income tax on above adjustments.

(v)	Changes in equity due to correction of error in (1) above affecting equity method of accounting.

(vi)	Non-controlling interest on above adjustments.

*          *          *