Form 20-F/A
period 2009-12-31
Gafisa S.A.
filed 2012-07-06
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 20-F/A

(Amendment No. 2)
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

THE PURPOSE OF THIS SECOND AMENDMENT (FORM 20-F/A) TO THE ANNUAL REPORT ON THE FORM 20-F FOR THE YEAR ENDED DECEMBER, 31, 2009 FILED BY GAFISA S.A (“GAFISA”) ON MARCH 10, 2010 (THE “2009 FORM 20-F”) IS TO (1) RESTATE THE US GAAP FINANCIAL INFORMATION INCLUDED IN NOTES 25 FOR THE REASONS OUTLINED IN NOTE 26 OF THE CONSOLIDATED FINANCIAL STATEMENTS AND TO CORRECT THE CORRESPONDING US GAAP INFORMATION THROUGHOUT THE 20-F AND (2) TO REVISE THE DISCLOSURE INCLUDED IN ITEM 15 CONTROLS AND DISCLOSURES TO ADDRESS THESE ADDITIONAL ERRORS IN THE US GAAP INFORMATION.  THIS SECOND AMENDMENT REPLACES THE FIRST AMENDMENT TO THE 2009 FORM 20-F FILED BY GAFISA ON MAY 30, 2012.

OTHER THAN AS EXPRESSLY SET FORTH ABOVE, THIS FORM 20-F/A DOES NOT, AND DOES NOT PURPORT TO, AMEND, UPDATE, OR RESTATE THE INFORMATION IN ANY ITEM OF THE 2009 FORM 20-F OR REFLECT ANY EVENTS THAT HAVE OCCURRED AFTER THE 2009 FORM 20-F WAS FILED.

AS INDICATED ELSEWHERE HEREIN, THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM HAS NOT PROVIDED AN ATTESTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING FOR 2009.  ACCORDINGLY, THIS FORM 20-F/A DOES NOT COMPLY WITH ALL OF THE PREPARATIONAL REQUIREMENTS OF THE SEC RULES, AND IS DEFICIENT IN THAT REGARD.

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

	As of and for the year ended December 31,
	2009 As Restated (1)		2008 As Restated (1)		2007 As Restated (1) (2)		2006 As Restated (1) (2)		2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)
Income statement data:
Brazilian GAAP:
Gross operating revenue	R$	3,144,880	R$	1,805,468	R$	1,251,894	R$	681,791	R$	480,774
Net operating revenue		3,036,357		1,740,404		1,204,287		648,158		457,024
Operating costs		(2,143,762)		(1,214,401)		(867,996)		(464,766)		(318,211)
Gross profit		892,595		526,003		336,291		183,392		138,813
Operating expenses, net		(431,421)		(357,798)		(236,861)		(118,914)		(79,355)
Financial income (expenses), net		(111,006)		7,815		28,628		(11,943)		(31,162)
Non-operating income (expenses), net		—		—		—		—		(1,024)
Income before taxes on income and noncontrolling interest		350,168		176,020		128,058		52,535		27,272
Taxes on income		(95,406)		(43,397)		(30,372)		(8,525)		3,405
Noncontrolling interest		(41,222)		(22,702)		(6,046)		—		—
Net income		213,540		109,921		91,640		44,010		30,677
Share and ADS data(3):
Earnings per share—R$ per share		1.2804		0.8458		0.7079		0.4258		1.2457
Number of preferred shares outstanding as at end of year		—		—		—		—		16,222,209
Number of common shares outstanding as at end of year		166,777,934		129,962,546		129,452,121		103,369,950		8,404,185
Earnings per ADS—R$ per ADS (4)		2.5608		1.6916		1.4158		0.8516		2.4914
U.S. GAAP:
Net operating revenue		1,700,940		1,306,626		997,975		659,514		435,886
Operating costs		(1,256,317)		(979,604)		(817,770)		(487,881)		(328,451)
Gross profit		444,623		327,023		180,205		171,633		107,435
Operating expenses, net		(575,024)		(114,658)		(190,430)		(139,188)		(77,305)

	As of and for the year ended December 31,
	2009 As Restated (1)		2008 As Restated (1)		2007 As Restated (1) (2)		2006 As Restated (1) (2)		2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)

Financial income (expenses), net		(102,925)		76,653		31,629		4,022		(17,684)
Income (loss) before income taxes, equity in results and noncontrolling interest		(233,326		289,018		21,404		36,467		12,446
Taxes on income		40,367		(49,279)		5,223		(11,776)		(1,274)
Equity in results		88,913		29,873		18,997		894		22,593
Cumulative effect of a change in an accounting principle:		—		—		—		(157)		—
Net income (loss)		(104,046)		269,612		45,624		25,428		33,765
Less: Net income (loss) attributable to noncontrolling interests		(30,333)		(17,485)		(15,236)		(1,125)		(571)
Net income (loss) attributable to Gafisa		(134,379)		252,127		30,388		24,303		33,194

Per share and ADS data(3):
Per preferred share data—R$ per share:
Earnings (loss) per share—Basic		—		—		—		0.0759		0.3028
Earnings (loss) per share—Dilute		—		—		—		0.0749		0.3011
Weighted average number of shares outstanding – in thousands		—		—		—		3,402		85,606
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(0.5030)		0.9722		0.1206		0.1244		0.1735
Earnings (loss) per share—Diluted		(0.5030)		0.5726		0.0915		0.1229		0.1727
Weighted average number of shares outstanding – in thousands		267,174		259,341		252,063		197,592		48,788
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—
Per ADS data—R$ per ADS(4):
Earnings (loss) per ADS—Basic (4)		(1.006)		1.9444		0.2411		0.2487		0.3469
Earnings (loss) per ADS—Diluted (4)		(1.006)		1.1452		0.1830		0.2458		0.3453
Weighted average number of ADSs outstanding – in thousands		133,587		129,671		126,032		98,796		24,394
Dividends declared and interest on shareholders’ equity		50,716		26,104		26,981		10,938		—

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and financial investments	R$	1,424,053	R$	605,502	R$	517,420	R$	266,159	R$	133,891
Current and non-current properties for sale		1,748,457		2,028,976		1,022,279		486,397		304,329
Working capital(6)		3,155,154		2,448,305		1,315,406		926,866		464,589
Total assets		7,688,323		5,538,858		3,004,785		1,558,590		944,619
Total debt(7)		3,122,132		1,552,121		695,380		295,445		316,933
Total shareholders’ equity		2,325,634		1,612,419		1,498,728		807,433		270,188

U.S. GAAP:
Cash and cash equivalents		292,940		183,524		213,069		220,556		26,053
Marketable securities		1,005,882		326,980		299,116		40,363		110,100
Restricted cash		96,846		76,928		9,851		—		—
Current and non-current properties for sale		3,068,738		2,663,737		1,204,881		500,026		377,937
Working capital(6)		2,762,165		2,653,630		1,322,692		786,616		471,993
Total assets		7,320,057		5,381,926		2,878,331		1,632,151		900,198
Total debt(7)		3,057,792		1,525,138		686,524		289,416		294,149
Total Gafisa shareholders’ equity		1,679,418		1,465,866		1,264,919		793,539		289,415
Noncontrolling interests		18,426		420,165		29,156		1,050		197
Total shareholders’ equity		1,697,844		1,886,031		1,294,075		794,589		289,612

Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities		(676,693)		(812,512)		(451,929)		(271,188)		(112,947)

	As of and for the year ended December 31,
	2009 As Restated (1)	2008 As Restated (1)	2007 As Restated (1) (2)	2006 As Restated (1) (2)	2005 As Restated (1) (2)
	(in thousands of Reais except per share, per ADS and operating data)(3)

Investing activities	(65,577)	(78,300)	(149,290)	(25,609)	(5,576)
Financing activities	1,540,353	911,817	842,629	429,065	206,526

Operating data:
Number of new developments	69	64	53	30	21
Potential sales value(11)	2,301,224	2,763,043	2,235,928	1,005,069	651,815
Number of units launched(8)	10,795	10,963	10,315	3,052	2,363
Launched usable area (m2)(9) (10	1,415,110	1,838,000	1,927,821	407,483	502,520
Sold usable area (m2)(9) (10)	1,378,177	1,339,729	2,364,173	357,723	372,450
Units sold	22,012	11,803	6,120	3,049	1,795

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

(4)	Earnings per ADS is calculated based on each ADS representing two common shares.

(5)	The following table sets forth reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income (loss) available to common shareholders:

	As of and for the year ended December 31,
	2009 As Restated (1)	2008 As Restated (1)	2007 As Restated (1)	2006 As Restated (1)	2005 As Restated (1)
Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Basic):
U.S. GAAP net income (loss) (Basic)	(134,379)	252,127	30,388	24,303	33,194
Preferred Class G exchange*	—	—	—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	—	(258)	(16,334)
U.S. GAAP net income (loss) available to common shareholders (Basic earnings)	(134,379)	252,127	30,388	24,045	7,274
Reconciliation from U.S. GAAP net income (loss) attributable to Gafisa to U.S. GAAP net income available to common shareholders (Diluted):
U.S. GAAP net income (loss)	(134,379)	243,880	24,443	24,303	33,194
Preferred Class G exchange*			—	—	(9,586)
Undistributed earnings for Preferred Shareholders (Diluted earnings)			—	(258)	(16,373)
U.S. GAAP net income (loss) available to common shareholders (Diluted earnings)	(134,379)	243,880	24,443	24,045	7,235

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

The table below sets forth our sales from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2009 (1)	2009	2008 (2)	2008	2007	2007
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	1,726,399	73.9	1,829,780	80.4	1,348,811	81.2
Land subdivisions	419,512	17.6	405,678	17.8	249,916	15.0
Commercial	155,313	6.5	3,100	0.1	27,877	1.7
Pre-sales	2,301,224	98.0	2,238,558	98.4	1,626,604	97.9
Construction services	47,999	2.0	37,268	1.6	35,121	2.1
Total real estate sales	2,349,223	100.0	2,275,826	100.0	1,661,725	100.0

(1)	Consolidates all sales of Tenda since January 1, 2009.

(2)	Includes sales of Tenda since October 22, 2008.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2009	2008	2007
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	804,937	918,156	742,712
Developments launched	11	13	11
Usable area (m2)(2)	157,755	288,028	250,185
Units launched(3)	1,490	2,301	2,040
Average sales price (R$/m2)(2)	5,102	3,188	2,969
Rio de Janeiro
Potential sales value of units launched(1)	95,955	443,516	510,639
Developments launched	3	8	11
Usable area (m2)(2)	19,015	196,189	177,428
Units launched(3)	436	837	2,020
Average sales price (R$/m2)(2)(4)	5,046	2,261	2,878
Other States
Potential sales value of units launched(1)	363,628	551,728	444,852
Developments launched	13	15	14
Usable area (m2)(2)	138,503	163,610	166,321
Units launched(3)	1,487	1,811	1,804
Average sales price (R$/m2)(2)(4)	2,625	3,372	2,675
Total Gafisa
Potential sales value of units launched(1)	1,264,520	1,913,400	1,698,203
Developments launched	27	36	36
Usable area (m2)(2)	315,273	647,827	593,934
Units launched(3)	3,413	4,949	5,864
Average sales price (R$/m2)(2)(4)	4,011	2,954	2,859
Alphaville
Potential sales value of units launched(1)	419,512	312,515	237,367
Developments launched	10	11	6
Usable area (m2)(2)	1,039,434	956,665	1,160,427
Units launched(3)	2,096	1,818	1,489
Average sales price (R$/m2)(2)(4)	403	327	686
Tenda(5)(6)
Potential sales value of units launched(1)	617,191	1,448,325	—
Developments launched	31	1	—
Usable area (m2)(2)	—	—	—

	As of and for year ended December 31,
	2009	2008	2007
	(in thousands of R$, unless otherwise stated)
Units launched(3)	5,286	112	—
Average sales price (R$/m2)(2)(4)	—	—	—
FIT(7)
Potential sales value of units launched(1)	—	496,147	263,359
Developments launched	—	16	10
Usable area (m2)(2)	—	—	149,842
Units launched(3)	—	3,759	2,459
Average sales price (R$/m2)(2)(4)	—	—	1,896
Bairro Novo(8)
Potential sales value of units launched(1)	—	25,311	37,000
Developments launched	—	1	1
Usable area (m2)(2)	—	16,487	23,618
Units launched(3)	—	325	503
Average sales price (R$/m2)(2)(4)	—	1,535	1,567

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The units delivered in exchange for land pursuant to swap agreements are not included.

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

(9)	Does not consider stake acquisitions and cancelled projects for 2009.

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

The table below sets forth our luxury building developments launched between January 1, 2007 and December 31, 2009:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2009)
Horto – Phase 1	2007	50	22,298	2010	90	98
Vision	2007	100	19,712	2010	284	76
Supremo	2007	100	34,703	2011	191	86
London Green – Phase 2	2008	100	15,009	2010	92	67
Horto – Phase 2	2008	50	22,298	2011	184	97
Costa Maggiore	2008	50	9,386	2010	60	87
Chácara Sant’Anna	2008	50	30,517	2011	158	54
Details	2008	100	7,802	2011	38	63
Quintas do Pontal	2008	100	21,915	2010	91	20
Laguna di Mare	2008	80	17,454	2011	146	17
Nouvelle	2008	100	5,367	2012	12	7
MontBlanc	2008	80	30,479	2011	112	22
Reserva Laranjeiras	2008	100	11,740	2010	108	97
Verdemar – Phase 1	2008	100	13,084	2011	80	77
Verdemar – Phase 2	2009	100	12,593	2011	77	39
Supremo Ipiranga	2009	100	13,904	2012	108	59
Sorocaba	2009	100	7,046	2012	81	79
Vistta Santana	2009	100	27,897	2012	179	80
The Place	2009	80	5,984	2012	17	43
Magno	2009	100	8,686	2012	34	90
London Ville	2009	100	18,768	2012	195	24
Vision Brooklin	2009	100	20,536	2012	266	71
IT Style	2009	100	16,208	2013	204	37

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

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

The restated table below sets forth our middle-income building developments launched between January 1, 2007 and December 31, 2009:

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
Collori	2006	100	39,462	2010	345	100
Península FIT	2006	100	24,119	2010	192	97
Blue Land	2006	100	18,252	2010	200	99
Vivance Res. Service	2006	100	14,729	2010	187	98
CSF Acácia	2007	100	19,959	2010	160	100
Olimpic Bosque da Saúde	2007	100	18,736	2010	145	81
Magic	2007	100	31,487	2010	268	42
London Green	2007	100	44,007	2010	440	67
GrandValley Niterói (F1)	2007	100	17,137	2010	153	93
SunValley (Gran Valley Niterói F2)	2007	100	7,031	2011	58	44
Reserva Santa Cecília	2007	80	16,059	2010	122	22
Solares da Vila Maria	2007	100	12,595	2010	94	100
Acqua Residence – Phase 2	2007	100	7,136	2010	72	40
Bella Vista	2007	100	15,406	2010	116	36
Parc Paradiso – Phase 2	2007	90	10,427	2010	108	95
Parc Paradiso – Phase 1	2007	90	35,980	2010	324	95
Privilege Residencial	2007	80	15,536	2010	188	82
Orbit	2007	100	9,419	2010	153	30
JTR – Phase 3	2007	50	13,418	2010	140	47
Enseada das Orquídeas	2007	80	52,589	2011	528	72
Horizonte	2007	60	6,754	2010	26	80
Secret Garden	2007	100	15,344	2010	252	66
Evidence	2007	50	23,487	2010	144	59
Acquarelle	2007	85	15,833	2010	200	66
Art Ville	2007	50	15,270	2010	250	92
Isla	2007	100	31,423	2010	240	88
Grand Valley	2007	100	16,908	2010	212	61
Acqua Residence – Phase 1	2007	100	28,400	2010	380	40
Celebrare	2007	100	14,621	2010	188	77
Reserva do Lago	2007	50	16,800	2010	81	81
Parque Barueri	2008	50	58,437	2012	677	65
Brink - Campo Limpo – Phase 1	2008	100	17,280	2010	191	55
Patio Condominio Clube – Phase 1A	2008	100	20,741	2011	192	21
Mansão Imperial – Phase 1	2008	100	18,778	2011	87	17
Reserva do Bosque - Lauro Sodré – Phase 2	2009	100	4,200	2011	35	71
Alegria - Mãe dos Homens – Phase 1	2008	100	29,199	2011	278	45
Dubai	2008	50	19,316	2011	240	43
Reserva do Bosque – Phase 1	2008	100	4,151	2011	34	97
Ecolive	2008	100	12,255	2011	122	50
Manhattan Square - Res 2	2008	50	28,926	2011	270	20
Manhattan Square - Res 3	2008	50	37,879	2011	621	22
Reserva Santa Cecília	2008	100	8,350	2010	92	22
Mistral	2008	100	1,856	2011	25	82
Terraças Tatuapé	2008	100	14,386	2011	105	28
Barueri II – Phase 1	2008	100	58,437	2011	677	50
Carpe Diem - Belém – Pará	2008	70	13,951	2011	90	53
Grand Park - Parque das Águas – Phase 2	2008	50	12,960	2011	150	55
Nova Petropolis	2008	100	41,182	2011	300	36
Terraças Alto da Lapa	2008	100	24,525	2010	192	68
Raízes Granja Viana	2008	50	18,022	2010	73	35
Magnific	2008	100	10,969	2010	31	61
Carpe Diem – Itacoatiara	2008	80	12,667	2010	116	47
Brink – Phase 2 – Campo Limpo	2009	100	8,576	2010	95	71
Alegria – Phase 2	2009	100	14,599	2011	139	57
Canto dos Pássaros	2009	80	7,428	2011	112	29
Grand Park - Parque Árvores - Seringueira(1)	2009	50	5,576	2011	76	98
Vila Nova São José – Phase 1 – Metropolitan	2009	100	10,370	2011	96	38
Grand Park - Parque Árvores - Salgueiro(1)	2009	50	5,576	2011	76	100

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	(%) Sold (As of December 31. 2009)
City Park Brotas	2009	50	9,404	2012	185	99
Grand Park Árvores – Bambu	2009	50	5,576	2011	76	98
Reserva Ibiapaba – Phase 1	2009	80	9,206	2012	104	66
City Park Acupe	2009	50	12,105	2012	190	91
Reserva Ibiapaba – Phase 2	2009	80	9,206	2012	104	66
Parque Maceió – Phase 2	2009	50	14,478	2011	252	3
Vista Patamares	2009	50	24,883	2012	336	7
City Park Exclusive	2009	50	8,779	2011	146	14
Stake Aquisition Horizonte	2009	80	6,004	2010	23	100
Stake Aquisition Parc Paradiso	2009	5	2,321	2010	22	100
Stake Aquisition Carpe Diem – Belem	2009	80	10,134	2011	93	61
Stake Aquisition Mistral	2009	10	1,485	2011	20	79
Stake Aquisition Reserva Bosque Resort – Phase 1	2009	20	3,448	2011	27	97
Stake Aquisition Reserva Bosque Resort – Phase 2	2009	20	3,481	2011	29	68

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisitions.

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

The restated table below sets forth our affordable entry-level housing developments launched by us between January 1, 2007 and December 31, 2009:

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Vila Real Life - Sitio Cia	2009	100	10,603	2011	178	99

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
FIT Giardino – Phase 1	2009	80	10,864	2011	259	10
FIT Icoaraci	2009	80	16,008	2011	235	47
Le Grand Vila Real Tower	2009	100	6,298	2011	92	100
Green Park Life Residence	2009	100	16,002	2012	220	59
Vermont Life	2009	100	11,190	2011	192	27
FIT Dom Jaime - Bosque dos Passaros	2009	100	21,221	2011	364	54
Bairro Novo – Phase 3	2009	100	26,111	2010	448	100
Bariloche	2009	100	5,578	2011	80	100
Mirante do Lago – Phase 2A	2009	70	8,664	2011	188	59
Parma	2009	100	2,083	2010	36	100
Marumbi – Phase 1	2009	100	29,989	2011	335	46
Bosque das Palmeiras	2009	100	6,694	2011	144	100
Residencial Club Gaudi Life	2009	100	15,384	2011	300	81
Tony - Passos – Phase 1 - Recanto das Rosas	2009	100	23,995	2012	240	80
Residencial Jardim Alvorada	2009	100	10,319	2011	180	93
FIT Bosque Itaquera	2009	100	15,558	2012	256	94
FIT Lago dos Patos	2009	100	9,791	2011	144	99
Cotia – Phase 4 - Stage I	2009	100	4,256	2010	96	92
Clube Garden – Mônaco	2009	100	11,441	2011	186	100
Vivenda do Sol I	2009	100	7,744	2010	200	7
Parque Green Village	2009	100	13,692	2011	176	31
Fit Marodin – Jardins	2009	70	15,432	2011	171	64
Mirante do Lago – Phase 2B	2009	70	7,368	2011	310	50
Residencial Monet Life - Le Grand Villa das Artes	2009	100	11,154	2011	200	79
Cotia – Phase 4 - Estapa II	2009	100	13,553	2010	309	75
Portal do Sol Life I	2009	100	3,203	2012	64	66
Portal do Sol Life II	2009	100	3,203	2012	64	67
Portal do Sol Life III	2009	100	3,203	2012	64	41
Residencial Monet II (Grand Ville das Artes – Phase 3)	2009	100	4,937	2011	120	76
Residencial Itaim Paulista Life I	2008	100	7,309	2011	160	100
Residencial Santo Andre Life II	2008	100	3,847	2011	49	96
Residencial Curuca	2008	100	6,777	2009	160	99
Residencial Ferraz Life I	2008	100	42,841	2012	792	11
Residencial Portal Do Sol	2008	100	16,889	2012	282	30
Residencial Das Flores	2008	100	9,845	2010	156	3
Residencial Colina Verde	2008	100	8,980	2011	200	100
Residencial Spazio Felicitta	2008	100	9,209	2011	180	99
Residencial Parque Ipe	2008	100	—	2010	77	100
Residencial Clube Vivaldi	2008	100	—	2011	174	90
Residencial Monaco	2008	100	—	2012	233	100
Residencial Vila Nova Life	2008	100	5,022	2011	105	96
Residencial Monte Cristo I	2008	100	4,597	2010	96	6
Residencial Brisa Do Parque	2008	100	2,752	2010	53	100
Residencial Renata	2008	100	9,031	2011	200	5
Residencial Villaggio Do Jockey II	2008	100	9,386	2011	188	100
Residencial Jardim Girassol II	2008	100	29,911	2010	520	73
Residencial Parque Romano	2008	100	—	2011	362	13
Residencial Santana Tower I	2008	100	16,015	2011	448	88
Residencial Santana Tower II	2008	100	21,394	2012	448	68
Residencial Salvador Life I	2008	100	14,224	2010	280	100
Residencial Salvador Life II	2008	100	11,188	2010	180	99
Residencial Salvador Life III	2008	100	24,197	2011	480	99
Residencial Vila Mariana Life	2008	100	5,362	2010	92	100
Residencial Villa Rica Life	2008	100	12,822	2010	220	99
Residencial Ciro Faraj	2008	100	4,235	2009	71	100
Residencial Gama J.A.	2008	100	4,196	2010	72	0
Residencial Parque Lousa	2008	100	17,718	2011	302	75
Le Grand Orleans Tower	2008	100	5,929	2011	112	11
Residencial Bela Vista	2008	100	4,242	2008	101	97
Residencial Marata	2008	100	19,583	2011	400	42

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Parque Toulouse Life	2008	100	11,190	2010	192	100
Residencial Ilha De Capri	2008	100	13,614	2012	224	4
Residencial Parque Das Aroeiras Life	2008	100	13,988	2010	240	80
Residencial Monte Carlo I	2008	100	5,855	2010	92	100
Residencial Chacaras Bom Jesus Life	2008	100	9,325	2011	143	38
Residencial Arvoredo Life	2008	100	906	2009	14	100
Residencial Sao Francisco Life	2008	100	4,938	2010	80	98
Residencial Betim Life	2008	100	8,752	2011	108	100
Residencial Portinari Tower	2008	100	7,200	2011	136	100
Residencial Madri Life I	2008	100	9,325	2011	160	100
Residencial Madri Life II	2008	100	9,325	2011	160	100
Residencial Bahamas Life	2008	100	2,551	2010	40	100
Residencial Napole Life	2008	100	8,872	2011	140	100
Residencial San Pietro Life	2008	100	12,630	2010	172	74
Residencial Boa Vista	2008	100	2,214	2010	38	92
Residencial Villa Bella	2008	100	1,377	2009	16	100
Residencial Bologna Life	2008	100	13,210	2010	306	100
Residencial Chacara Das Flores	2008	100	6,212	2011	120	100
Residencial Las Palmas Life	2008	100	8,160	2011	131	97
Residencial Arezzo Life	2008	100	6,994	2011	120	99
Residencial Di Stefano Life	2008	100	6,994	2011	120	100
Residencial Vermont Life	2008	100	11,190	2011	192	27
Residencial Piedade Life	2008	100	49,200	2010	1008	34
Residencial Jangadeiro Life	2008	100	10,491	2010	180	100
Residencial Atelie Life	2008	100	6,564	2010	108	100
Residencial Cidades Do Mundo Life	2008	100	8,392	2009	144	100
Nova Marica Life	2008	100	21,603	2012	468	50
Casa Blanca Life	2008	100	9,325	2011	154	40
Residencial Malaga Garden	2008	100	15,246	2009	300	99
Residencial Gibraltar Garden	2008	100	15,246	2009	300	100
Espaco Engenho Life I	2008	100	4,663	2010	80	100
Espaco Engenho Life II	2008	100	4,604	2010	79	100
Comendador Life I	2008	100	13,614	2011	210	7
Comendador Life II	2008	100	10,696	2013	165	7
Moinho Life	2008	100	12,065	2011	207	4
America Life	2008	100	8,101	2011	139	82
Porto Life	2008	100	4,663	2011	76	78
Residencial Mondrian Life	2008	100	36,369	2011	624	89
Residencial Parque Arboris Life	2008	100	13,056	2011	214	81
Residencial Daltro Filho	2008	100	9,325	2009	160	100
Residencial Bartolomeu De Gusmao	2008	100	15,154	2008	260	79
Residencial Papa Joao XXIII	2008	100	13,056	2011	224	64
Residencial Vivendas Do Sol II	2008	100	11,657	2010	200	99
Residencial Juscelino Kubitschek I	2008	100	9,325	2011	160	76
Residencial Juscelino Kubitschek II	2008	100	15,154	2011	260	15
Residencial Figueiredo II	2008	100	12,822	2010	220	100
Residencial Figueiredo I	2008	100	12,822	2011	220	76
Parque Baviera Life	2008	100	29,142	2011	500	50
FIT Vila Allegro	2008	50	—	2011	298	100
FIT Terra Bonita	2008	51	—	2011	304	35
Città Lauro de Freitas	2008	50	17,778	2010	304	100
FIT Coqueiro - Stake Acquisition	2008	20	35,614	2010	570	98
FIT Mirante do Lago – Phase 1	2008	70	33,947	2011	461	32
FIT Mirante do Parque	2008	60	38,130	2011	420	85
FIT Palladium	2008	70	19,498	2010	229	93
FIT Parque Lagoinha I	2008	75	12,712	2010	212	28
FIT Planalto	2008	100	34,682	2010	472	83
FIT Jardim Botânico Paraiba	2008	50	23,689	2011	310	43
FIT Parque Maceió	2008	50	29,474	2010	470	49
FIT Cristal	2008	70	11,278	2011	154	88
FIT Vivai	2008	90	37,427	2011	640	74

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Città Itapoan	2008	50	27,775	2010	374	100
FIT Novo Osasco	2008	100	17,331	2011	296	94
Itaúna Life	2007	100	7,779	2009	128	99
Madureira Life	2007	100	3,889	2008	64	94
Cittá Alcântara	2007	100	19,999	2010	370	99
Sant’anna Life	2007	100	4,430	2009	76	100
Morada das Violetas	2007	100	3,548	2009	64	98
Pompéia Life	2007	100	11,657	2010	200	97
West Life	2007	100	4,663	2009	80	95
Arsenal Life-I-IV	2007	100	20,653	2008	497	98
Pendotiba Life	2007	100	9,325	2010	160	99
Bandeirantes Life	2007	100	15,154	2010	260	75
Telles Life	2007	100	3,730	2009	64	91
Nova Guanabara	2007	100	11,405	2009	211	100
Vila Riviera / Vila Positano – Phase 1	2007	100	4,092	2009	84	95
Piacenza Life	2007	100	16,727	2011	287	95
Parma Life	2007	100	15,329	2010	263	97
Firenze Life	2007	100	—	2011	139	99
Duo Valverde	2007	100	6,652	2010	497	82
Humaitá Garden	2007	100	13,128	2008	200	99
Primavera Ville	2007	100	13,009	2011	256	96
São Matheus Life	2007	100	8,392	2010	144	94
Novo Jockey Life I	2007	100	25,390	2009	500	100
Novo Jockey Life II	2007	100	8,951	2009	180	100
Residencial Jardim dos Girassóis	2007	100	2,746	2009	60	95
Residencial Lisboa	2007	100	12,123	2009	280	100
Residencial San Marino II	2007	100	2,927	2009	60	100
Residencial Villa Park	2007	100	17,485	2009	300	94
Residencial Vila Coimbra	2007	100	8,648	2009	156	100
Residencial Vitória Régia	2007	100	2,471	2009	54	41
Residencial Vale do Sol	2007	100	4,324	2009	80	16
Residencial Pacifico	2007	100	2,798	2009	48	100
Residencial Ferrara	2007	100	6,209	2010	112	98
Residencial Villa Esplendore	2007	100	9,325	2011	160	79
Residencial Montana	2007	100	5,524	2009	104	100
Residencial Morada de Ferraz	2007	100	7,317	2009	132	98
Residencial Santo André Life	2007	100	10,491	2011	180	69
Residencial Santo André Life I	2007	100	7,460	2011	128	75
Residencial Itaquera Life	2007	100	6,994	2010	120	96
Residencial Jardim São Luiz Life	2007	100	13,871	2010	238	98
Residencial Duo Jardim São Luiz	2007	100	2,217	2011	40	65
Residencial Aricanduva Life	2007	100	10,491	2009	180	92
Residencial Guarulhos Life	2007	100	9,325	2011	160	87
Residencial Lajeado Life	2007	100	6,994	2012	120	24
Residencial Azaléias	2007	100	—	2010	100	98
Residencial São Miguel Life	2007	100	3,497	2010	60	93
Residencial Vila Verde	2007	100	4,663	2009	80	99
Residencial Santa Julia	2007	100	10,041	2011	260	100
Residencial Guaianazes Life	2007	100	9,792	2011	168	34
Residencial Filadélphia	2007	100	7,321	2011	160	12
Residencial Osasco Life	2007	100	17,951	2010	308	97

Restated
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2009)
Villágio do Jockey	2007	100	9,529	2009	180	100
Nova Cintra	2007	100	21,440	2011	405	99
Viver Melhor	2007	100	4,200	2011	100	100
Jaraguá Life	2007	100	15,104	2010	260	95
Residencial Parque Valença 1	2007	100	5,828	2010	112	100
Residencial Parque Valença 2	2007	100	8,043	2010	138	98
Residencial Parque Valença 3	2007	100	6,527	2009	100	98
Vista Bella	2007	100	5,405	2011	100	42
Residencial Tapajos	2007	100	3,980	2008	64	98
Residencial Parque Das Amoras	2007	100	13,080	2008	195	99
Residencial Jardim Das Jabuticabas	2007	100	4,862	2010	80	100
Residencial Jardim Das Azaleias	2007	100	2,917	2010	48	98
Residencial Venda Nova Life	2007	100	1,507	2008	34	100
Residencial Santa Luzia Life	2007	100	32,309	2009	480	100
Residencial Amanda	2007	100	1,166	2009	20	100
Portal De Santa Luzia	2007	100	9,646	2009	174	100
Parque Do Jatobá	2007	100	7,459	2010	138	98
Res. Amsterdam	2007	100	2,272	2008	48	100
Juliana Life	2007	100	16,319	2010	280	100
Residencial Verdes Mares	2007	100	—	2010	16	100
Athenas	2007	100	16,786	2009	288	100
Egeu	2007	100	14,921	2009	256	98
Betim Life I	2007	100	8,393	2009	144	100
Betim Life II	2007	100	7,460	2010	128	100
Duo Xangri Lá	2007	100	5,433	2011	98	100
Santa Luzia Life I	2007	100	13,056	2009	224	100
Fernão Dias Tower	2007	100	4,870	2010	92	98
Nicolau Kun - Sapucaia do Sul	2007	100	26,810	2010	460	41
Araguaia	2007	100	11,190	2009	192	94
Atibaia	2007	100	18,917	2009	350	97
Santo Antonio life	2007	100	1,865	2009	32	3
Terra Nova I	2007	100	13,929	2009	240	98
Terra Nova II	2007	100	14,046	2011	240	7
Res do Trabalhador	2007	100	4,200	2008	100	87
Res do Trabalhador – Phase 2	2007	100	—	2008	515	87
Lisboa	2007	100	12,123	2009	208	100
Garden VP 1	2007	100	16,785	2011	288	100
Garden VP 2	2007	100	13,988	2012	240	100
Feira de Santana Life	2007	100	28,909	2009	496	100
Parque Nova Esperança Life	2007	100	5,165	2008	124	100
Jardim Ipitanga	2007	100	15,154	2009	260	98
Parque Florestal	2007	100	11,657	2009	200	100
Portal de Valença	2007	100	8,055	2009	194	22
Quintas do Sol I	2007	100	16,377	2009	340	99
Quintas do Sol II	2007	100	17,890	2010	300	54
Hildete Teixiera	2007	100	22,148	2009	380	98
Residencial 2 de Julho	2007	100	46,627	2009	800	99
Camaçari Ville I	2007	100	28,576	2011	608	19
Camaçari Ville II	2007	100	27,025	2011	575	34
Camaçari Ville III	2007	100	21,808	2011	464	97
Vila Olimpia Life	2007	100	25,178	2011	432	63

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

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

Project Description	Percentage of Units Sold
Residencial Trabalhador (a)	87.0%
Residencial Trabalhador – Phase 2 (a)	87.0%
Belle Vue (b)	88.9%
Espacio Laguna (c)	88.8%
Quinta Imperial (d)	88.3%
Alphaville Gravatai (e)	83.0%
Residencial Valencia (f)	80.0%
Residencial Bartolomeu de Gusmão (g)	79.2%
Residencial Vitória Régia (h)	40.6%

(a)
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

(b)
Belle Vue.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 94.4% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(c)
Espacio Laguna.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 97.5% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(d)
Quinta Imperial.  According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accounted cost. As of December 31, 2010, 100% of the units were sold.

(e)
Alphaville Gravataí.  Most of unsold inventory units are commercial and multi-family units. These units are easier to sell after completion of the residential area because it creates a demand for services. As of December 31, 2010, 91.6% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(f)
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

(h)
Residencial Vitória Regia.  This development was 100% completed at December 31, 2009 and yet only 41% of the units were sold. The larger percentage of unsold units is primarily attributable to the use of dry-wall in the construction for which it is not possible for a customer to obtain third party financing from a Brazilian financial institution. As a result, the Company began offering financing to select customers of up to 220 months in an effort to increase sales of such units.  As of December 31, 2010, 83.3% of the units were sold. The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

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

New Developments and Contracted Sales

New developments

The table below presents detailed information on our new developments for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2009	2008	2007
New developments
Number of projects launched	68	64	53
Number of units launched (1)	10,795	10,963	10,315
Launched usable area (m2) (2) (3)	1,354,332	1,838,000	1,927,812
Percentage of Gafisa investment	80%	70%	77%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include data for Bairro Novo, FIT and Tenda in 2008.

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

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	416,481	R$	472,846	R$	255,855
Middle-income buildings		1,005,860		755,728		1,028,907
Affordable entry-level housing		1,361,105		601,206		64,026
Commercial		87,734		3,100		27,900
Lots(1)		376,885		405,678		249,916
Total contracted sales	R$	3,248,065	R$	2,238,558	R$	1,626,604
Sale of units launched in the year	R$	1,279,591	R$	1,362,425	R$	1,139,113
Percentage of total contracted sales		39.4%		60.9%		70.0%
Sale of units launched during prior years		1,968,474		876,133		487,491
Percentage of total contracted sales		60.6%		39.1%		30.0%

 (1) In 2008 and 2007, it includes sales of land subdivisions under the Gafisa brand.

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2009		2008		2007
	(in thousands of R$, unless otherwise stated)
Company
Gafisa	R$	1,510,075	R$	1,345,411	R$	1,328,785
FIT (1)		—		394,090		47,143
Tenda (2)		1,361,105		167,800		—
Bairro Novo (3)		—		31,368		12,359
Alphaville		376,885		299,889		238,317
Total contracted sales	R$	3,248,065	R$	2,238,558	R$	1,626,604

(1)	On October 21, 2008, FIT was merged into Tenda.

(2)	On December 30, 2009, all of the remaining Tenda shares not held by Gafisa were exchanged into Gafisa shares and, as a result, Tenda became a wholly-owned subsidiary of Gafisa.

(3)	On June 29, 2009, we sold our equity participation in the company developing Bairro Novo Cotia to Tenda.

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

The effect of this correction of the consolidated statements of income is as follows:

	Year ended December 31, 2009
	Brazilian GAAP as previously reported	Adjustments to amounts previously reported	Brazilian GAAP as restated
	(in thousands of R$, unless otherwise stated)

Net operating revenue	3,022,346	14,011	3,036,357

Operating costs
Real estate development and sales	(2,143,762)	—	(2,143,762)
Gross profit	878,584	14,011	892,595
Selling expenses	(226,621)	(14,011)	(240,632)
General and administrative expenses	(233,129)	—	(233,129)
Depreciation and amortization	(34,170)	—	(34,170)
Amortization of gain on partial sale of FIT Residencial	169,394	—	169,394
Other, net	(92,884)	—	(92,884)
Operating profit before financial income (expenses)	461,174	—	461,174
Financial expenses	(210,394)	(30,178)	(240,572)
Financial income	129,566	—	129,566
Income before taxes on income and non-controlling interest	380,346	(30,178)	350,168
Total income tax income (expenses)	(95,406)	—	(95,406)
Net income before non-controlling interest	284,940	(30,178)	254,762
Net income for the year attributable to non-controlling interest	(71,400)	30,178	(41,222)
Net income for the year	213,540	—	213,540
Shares outstanding at the end of the year (in thousands)	166,777	—	166,777
Net income per thousand shares outstanding at the end of the year (in reais)	1.2804	—	1.2804

	Year ended December 31, 2008
	Brazilian GAAP as previously reported	Adjustments to amounts previously reported	Brazilian GAAP as restated
	(in thousands of R$, unless otherwise stated)
Net operating revenue	1,740,404	—	1,740,404
Operating costs	(1,214,401)	—	(1,214,401)
Gross profit	526,003	—	526,003
Operating income before financial income (expenses)	168,205	—	168,205
Financial income (expenses)
Financial expenses	(61,008)	(34,031)	(95,039)
Financial income	102,854	—	102,854
Income before taxes on income and non controlling interest	210,051	(34,031)	176,020
Total tax expenses	(43,397)	—	(43,397)
Income before non controlling interest	166,654	(34,031)	132,623
Non controlling interest	(56,733)	34,031	(22,702)
Net income for the year	109,921	—	109,921
Shares outstanding at the end of the year (in thousands)	129,963	—	129,963
Net income per thousand shares outstanding at the end of the year – (in reais)	0.8458	—	0.8458

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

Amortization of gain on partial sale of FIT

The amortization of the deferred gain which arose on the partial sale of FIT totaled R$169.4 million in 2009. The amortization of the gain was amortized over the average construction period of 12 months of FIT’s real estate ventures beginning from October 21, 2008, the date of FIT’s merger into Tenda.

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

U.S. GAAP Reconciliation and U.S. GAAP Operating Trends

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income, in accordance with Brazilian GAAP, was R$213.5 million, R$109.9 million and R$91.6 million, in 2009, 2008 and 2007, respectively. Under U.S. GAAP, we have reported a net income (loss) of R$(134.4) million, R$252.1 million and R$30.4 million, in 2009, 2008 and 2007, respectively. We note that the US GAAP financial information included in the financial statements have been restated since the prior filing of the 2009 Form 20-F on May 30, 2012. We refer to note 26 of the financial statements for additional information regarding the nature and amounts of these restatements.

Our shareholders’ equity, in accordance with Brazilian GAAP, was R$2,325.6 million, R$1,612.4 million and R$1,498.7 million as of December 31, 2009, 2008 and 2007, respectively. Under U.S. GAAP, we would have reported shareholders’ equity of R$1,679.4 million, R$1,465.9 million and R$1,264.9 million as of December 31, 2009, 2008 and 2007, respectively.

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

As per Note 26 of our consolidated financial statements, the Company has changed some accounting policies and also has  identified certain errors in its previously published consolidated financial statements that are being retrospectively corrected herein. The effect of this correction of the consolidated statements of income is as follows:

Consolidated Statement of Operations – year ended December 31, 2009

	December 31, 2009 as originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as previously reported	Reclassificiation of Non-controlling interest	Gafisa revenue recognition	Tenda revenue recognition	Deferred tax reversal negative goodwill	Deferred tax PPA AUSA	December 31, 2009 as restated

Net operating revenue	2,338,311	(126,636)	(287,556)	(145,321)	1,778,798	(7,010)	(30,165)	(40,683)	—	—	1,700,940

Operating costs (sales and services)	(1,652,850)	73,987	200,148	78,393	(1,300,322)	(4,508)	20,777	27,736	—	—	(1,256,317)

Gross profit	685,461	(52,649)	(87,408)	(66,928)	478,476	(11,518)	(9,388)	(12,947)	—	—	444,623

Operating expenses
Selling; general and administrative	(439,459)	—	74	—	(439,385)	—	—	—	—	—	(439,385)
Other	(161,077)	—	25,530	—	(135,547)	(92)	—	—	—	—	(135,639)

Operating income (loss) before financial results and income tax	84,925	(52,649)	(61,804)	(66,928)	(96,456)	(11,610)	(9,388)	(12,947)	—	—	(130,401)

Financial income	—	—	—	—	125,913	—	—	—	—	—	125,913
Financial expenses	(83,622)	85	(22,226)	2,838	(228,838)	—	—	—	—	—	(228,838)

Income (loss) before income tax	1,303	(52,564)	(84,030)	(64,090)	(199,381)	(11,610)	(9,388)	(12,947)	—		(233,326)

Taxes on income
Current	—	—	—	—	(16,398)	—	—	—	—	—	(16,398)
Deferred	—	—	—	—	3,835	(7,641)	3,192	4,211	60,693	(7,525)	56,765

Income tax expense	(59,567)	14,801	23,974	8,229	(12,563)	(7,641)	3,192	4,211	60,693	(7,525)	40,367

Income (loss) before equity in results					(211,944)	(19,251)	(6,196)	(8,736)	60,693	(7,525)	(192,959)
and noncontrolling interests	(58,264)	(37,763)	(60,056)	(55,861)
Equity in results	63,862	8,365	9,870	—	82,097	6,816	—	—	—	—	88,913

Net income (loss)	5,598	(29,398)	(50,186)	(55,861)	(129,847)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(104,046)
Less: Net income attributable to the noncontrolling interests	(42,276)	(8,365)	20,308	—	(30,333)	—	—	—	—	—	(30,333)

Net income (loss) attributable to Gafisa	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income to US GAAP net income available	(36,678)	(37,763)	(29,878)	(55,861)
to Common shareholders
US GAAP net Income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Consolidated Statement of Operations – year ended December 31, 2008

	December 31, 2008 originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as previously reported	Gafisa revenue recognition	Deferred tax PPA AUSA	Business Combination	December 31, 2008 as reported

Net operating revenue	1,692,706	(126,315)	(178,766)	(62,184)	1,325,441	(18,815)	-	-	1,306,626
Operating costs (sales and services)	(1,198,256)	92,796	80,898	32,440	(992,122)	12,518	-	-	(979,604)
Gross profit	494,450	(33,519)	(97,868)	(29,744)	333,319	(6,296)	-	-	327,023
Operating expenses
Selling, general and administrative	(306,134)	(5,417)	-	-	(311,551)	-	-	-	(311,551)
Other	163,363	573	39,579	-	203,515	-	-	(6,622)	196,893
Operating income (loss) before financial results and income tax	351,679	(38,363)	(58,289)	(29,744)	225,283	(6,296)	-	(6,622)	212,365
Financial income	40,198	(7,625)	23,291	20,789	99,335	-	-	-	99,335
Financial expenses	-	-	-	-	(22,682)	-	-	-	(22,682)
Income (loss) before income tax	391,877	(45,988)	(34,998)	(8,955)	301,936	(6,296)	-	(6,622)	289,018
Taxes on income	-	-	-	-	-	-	-	-
Current	-	-	-	-	(21,575)	-	-	-	(21,575)
Deferred	-	-	-	-	(20,720)	2,055	(9,039)	-	(27,704)
Income tax expense	(70,576)	15,690	12,045	546	(42,295)	2,055	(9,039)	-	(49,279)
Income (loss) before equity in results
and noncontrolling interests	321,301	(30,298)	(22,953)	(8,409)	259,641	(4,241)	(9,039)	(6,622)	239,739
Equity in results	26,257	-	-	3,616	29,873	-	-	-	29,873
Net income (loss)	347,558	(30,298)	(22,953)	(4,793)	289,514	(4,241)	(9,039)	(6,622)	269,612
Less: Net income attributable to the noncontrolling interests	(47,900)	-	34,031	(3,616)	(17,485)	-	-	-	(17,485)
Net income (loss) attributable to Gafisa	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net income (loss)
US GAAP net income (loss) available to Common shareholders (Basic earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net Income (loss)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127

Consolidated Statement of Operations – year ended December 31, 2007

	December 31, 2007 as previously reported	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as previously reported	Deferred tax PPA AUSA	December 31, 2007 as restated

Net operating revenue	1,090,632	(22,730)	(69,927)	997,975	-	997,975
Operating costs (sales and services)	(865,756)	7,841	40,145	(817,770)	-	(817,770)
Gross profit	224,876	(14,889)	(29,782)	180,205	-	180,205
Operating expenses						-
Selling, general and administrative	(192,025)	-	-	(192,025)	-	(192,025)
Other	1,595	-	-	1,595	-	1,595
Operating income	34,446	(14,889)	(29,782)	(10,225)	-	(10,225)
Financial income (expenses)	27,243	1,623	2,763	31,629	-	31,629
Income before income tax, equity in results and noncontrolling interest	61,689	(13,266)	(27,019)	21,404	-	21,404
Income tax expense	(1,988)	4,473	2,920	5,405	(182)	5,223
Income (loss) before equity in results						-
and noncontrolling interests	59,701	(8,793)	(24,099)	26,809	(182)	26,627
Equity in results	8,499	858	9,640	18,997	-	18,997
Net income (Loss)	68,200	(7,935)	(14,459)	45,806	(182)	45,624
Less: Net income attributable to the noncontrolling interests	(4,738)	(858)	(9,640)	(15,236)	-	(15,236)
Net income (loss) attributable to Gafisa	63,462	(8,793)	(24,099)	30,570	(182)	30,388
US GAAP net income (loss)	63,462	(8,793)	(24,099)	30,570	(182)	30,388

US GAAP net income (loss) available to Common shareholders (Basic earnings)	63,462	(8,793)	(24,099)	(32,892)	(182)	30,388
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	63,462	(8,793)	(24,099)	(32,892)	(182)	30,388
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	63,462	(8,793)	(24,099)	(32,892)	(182)	30,388

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

Presented below are our consolidated net operating revenues for each of the past three years:

	Brazilian GAAP	U.S. GAAP (as restated)
	(in thousands of Reais)
2009	3,036,357	1,700,940
2008	1,740,404	1,306,626
2007	1,204,287	997,975

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

Our net income (loss) was as follows for each of the past three years:

	Brazilian GAAP		U.S. GAAP (as restated)
	(in thousands of Reais)
2009	R$	213,540	R$	(134,379)
2008	R$	109,921	R$	252,127
2007	R$	91,640	R$	30,388

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

Other Developments

On June 14, 2012, we received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760)). The subpoena requests that we produce all documents from January 1, 2010 to the present related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges.

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

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2009, the end of the period covered by this report. As a result of the material weaknesses identified below under item (b), Management’s Annual Report on Internal Control over Financial Reporting, the Company has concluded that its disclosure controls and procedures as of December 31, 2009 were ineffective. However, to address the material weakness in internal control over financial reporting, management performed additional analysis and other post-closing procedures in an effort to reasonably assure that the consolidated financial statements included in this Form 20-F/A for the fiscal year ended December 31, 2009 have been prepared in accordance with Brazilian GAAP, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F.

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

Material adjustments were identified with respect to the U.S. GAAP conversion process that resulted in a restatement of the 2009 consolidated financial statements included in the previous Form 20-F/A filed in May 30,2012. Material adjustments were identified related to (i) U.S. GAAP revenue recognition, (ii) U.S. GAAP cash and cash equivalent(s) presentation and U.S. GAAP consolidated statement of cash flows presentation.

Additionally, material adjustments were identified with respect to the U.S. GAAP conversion process that resulted in a restatement of the 2009 consolidated financial statements included in this Form 20-F/A #2. Material adjustments were identified related to (i) U.S. GAAP redeemable non-controlling interest presentation, (ii) U.S. GAAP business combination presentation and (iii) U.S. GAAP adjustments for deferred taxes.

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

In addition, material adjustments were identified with respect to the primary consolidated financial statements (BR-GAAP) related to the segregation between current and non current of the receivables from clients and properties for sale. These adjustments, which were quantitatively material in the aggregate, highlighted as well, a material weakness in the Company’s internal control over financial reporting as of December 31, 2009. The material weakness in the Company’s primary consolidated financial statements was attributable, in part, in deficiencies related to the supervision in the preparation of those financial statements.

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

In order to remediate identified gaps over U.S. GAAP conversion process, Company will retrain its personnel and hire additional personnel with proven expertise in U.S. GAAP or a third-party to ensure its conversion process attends all U.S. GAAP requirements.

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

Changes in Gafisa’s Certifying Accountant

Previous independent registered public accounting firm

On August 18, 2009, Gafisa dismissed PricewaterhouseCoopers Auditores Independentes as its independent registered public accounting firm. Gafisa’s board of directors participated in and approved the decision to change its independent registered public accounting firm.  As explained below, on July 7, 2011 Gafisa re-appointed PricewaterhouseCoopers Auditores Independentes as our independent registered accounting firm with respect to 2009 for purposes of our filings with the SEC. Upon completion of such engagement on July 5, 2012, PricewaterhouseCoopers Auditores Independentes was dismissed. The reports of PricewaterhouseCoopers Auditores Independentes on the financial statements for the two fiscal years ended December 31, 2009, 2008 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2009 and 2008 and through July 5, 2012 there were no disagreements with PricewaterhouseCoopers Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PricewaterhouseCoopers Auditores Independentes would have caused them to make reference thereto in their reports on the financial statements for such years.

During the fiscal years ended December 31, 2009 and 2008, and through July 5, 2012, there have been no reportable events (as defined in Item 16(a)(1)(v) of Form 20-F) except for:

•	Restatement of the financial statements for correction of errors
•	Material weaknesses in Internal Controls over Financial Reporting discussed in Item 15

The reportable events discussed above were discussed with the audit committee.

Gafisa requested that PricewaterhouseCoopers Auditores Independentes furnish it with a letter addressed to the SEC, stating whether or not it agrees with the above statements. That letter is included as Exhibit 15.1 to the Company's 2009 Form 20-F/A #2 filed with the SEC on July 5, 2012.

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

•
Gafisa’s internal control over financial reporting (“ICFR”) as of December 31, 2009, and issued an unqualified opinion on ICFR when it was initially issued, alsowhile still a member of Grant Thornton International.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. (“Ernst & Young Brazil”) and Terco to form Ernst & Young Terco Auditores Independentes S.S. (“Ernst & Young Terco”). The combined firm Ernst & Young Terco assumed responsibility for Terco’s previous audit work and audit opinions.

As a result of our decision to restate our previously issued 2009 Form 20-F due to certain errors in its previously published consolidated financial statements, Ernst & Young Terco advised us that, as a consequence of the decision to restate such financial statements, Terco’s previously issued audit reports dated March 10, 2010 on the 2009 Gafisa consolidated financial statements and April 27, 2009 on the 2008 Tenda consolidated financial statements (both audits performed in accordance with PCAOB standards) should no longer be relied upon. Ernst & Young Terco also advised us that Terco’s attestation report on our internal control over financial reporting dated March 10, 2010 included in the 2009 Form 20-F should no longer be relied on. Ernst & Young Terco further advised us that previously issued consents relating to a past Form F-3ASR (File No. 333-159803, effective June 5, 2009) were being withdrawn.

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

During the fiscal years ended December 31, 2009 and 2008 and the subsequent interim period until engaging PricewaterhouseCoopers Auditores Independentes for the 2009 SEC audit, there were no disagreements with either Terco or Ernst & Young Terco on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to their satisfaction, would have caused them to make reference to the subject matter of such disagreements in connection with its reports on the aforementioned consolidated financial statements for such periods.

During the fiscal years ended December 31, 2009 and 2008 and the subsequent interim periods until engaging PricewaterhouseCoopers Auditores Independentes for the 2009 SEC audit, there were no reportable events (as defined in Item 16F(a)(1)(v) of Form 20-F), except for:

•	The aforementioned restatements of our and Tenda’s consolidated financial statements.
•	The aforementioned material weaknesses in our ICFR discussed in Item 15.
•	The aforementioned withdrawl of auditor reports and consents
•	Ernst & Young Terco's need to resign as our 2009 principal auditor for independence considerations trigger by the need to restate the 2009 Gafisa financial statements

The reportable events discussed above were discussed with the Audit Committee.

Gafisa’s Audit Committee, Management and legal counsel together with Ernst & Young Terco assessed the impact of Ernst & Young Brazil´s internal audit services on Ernst & Young Terco’s audit of the 2010 financial statements. This assessment included an evaluation of whether Ernst & Young Brazil acted in a management role in Performing the internal audit services or created documentation or tests of controls that would be subject to self-review in the course of Ernst & Young Terco’s audits.

The Audit Committee and Ernst & Young Terco have concluded that the internal audit services did not impair Ernst & Young Terco’s integrity, objectivity or Professional skepticism with respect to the audit of the 2010 financial statements and the restatement of the 2008 Tenda financial statements. In addition to ceasing the internal audit services prior to the merger of Ernst & Young Brazil and Terco, Ernst & Young Terco did not deliver any results of internal audit testing in 2010 that might be subject to self-review. With respect to the audit of the 2008 restatements, Ernst & Young Terco did not test or rely on any of the internal controls documented or tested by Ernst & Young Brazil in its 2008 internal audit services. The restatement related to matters and judgments that were not the subject of the controls documented or tested by Ernst & Young Brazil.

Gafisa has requested that Ernst & Young Terco furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements above. This letter is included as Exhibit 15.2 to the Company's 2009 Form 20-F/A #2 filed with the SEC on July 5, 2012.

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

8.1.	List of Subsidiaries, which is incorporated by reference to amendment No. 1 to our annual report on Form 20-F filed with the Securities and Exchange Commission on May 30, 2012

11.1.	Code of Business Conduct and Ethics (English), which is incorporated by reference to our annual report filed on Form 20-F with the Securities and Exchange Commission on June 18, 2008.

12.1.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1.	Letter from Pricewaterhouse Coopers Auditores Independentes commenting upon its reading of Item 16-F to our annual report on Form 20-F/A#2 for the fiscal year ended December 31, 2009*

15.2.	Letter from Ernst & Young Terco commenting upon its reading of Item 16-F to our annual report on Form 20-F/A#2 for the fiscal year ended December 31, 2009*

15.3.	Report of Ernst & Young Terco with respect to Construtora Tenda S.A.*

  * Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duílio Calciolari
	Title:	Chief Executive Officer

Date: July 5,  2012

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements:

Gafisa S.A.
Consolidated Financial Statements as of
December 31, 2009, 2008 and 2007
and Reports of Independent Registered
Public Accounting Firms

To the Board of Directors and Shareholders
Gafisa S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder’s equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries (the Company) at December 31, 2009, 2008 and 2007, and the results of their operations their cash flows and the value added to their operations for each of the three years in the period ended December 31, 2009 in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the consolidated financial statements of Construtora Tenda S.A. as of December 31, 2008, a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand at that date and net operating revenues of R$ 163,897 thousand for the period from October 22 (date of acquisition) through December 31, 2008. The consolidated statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A. is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and approved Brazilian auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

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

São Paulo, Brazil July 5, 2012

/s/ PricewaterhouseCoopers PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	/s/ Wander Rodrigues Teles Wander Rodrigues Teles Contador CRC 1DF005919/O-3 “S” SP

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

On February 27, 2009, Gafisa and Odebrecht Empreendimentos Imobiliários S.A. announced an agreement for the dissolution of their partnership in Bairro Novo Empreendimentos Imobiliários S.A., terminating the Shareholders’ Agreement then effective between the partners. Therefore Gafisa is no longer a partner in Bairro Novo Empreendimentos Imobiliários S.A. The real estate ventures that were being conducted together by the parties started to be carried out separately, Gafisa in charge of developing the Bairro Novo Cotia real estate venture, whereas Odebrecht Empreendimentos Imobiliários S.A. in charge of the other ventures of the dissolved partnership.

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

These financial statements were approved by the Board of Directors in their meeting held on July 5, 2012.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Investees	Interest - %			Shareholders' equity			Net income (loss )
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Gafisa SPE 51 Ltda.	-	90.00	90.00	-	15,669	8,387	8,096	6,620	1,602
Gafisa SPE 61 Ltda.	100.00	99.80		(19)	(14)	-	(4)	(14)	-
Tiner Empr. e Part. Ltda.	45.00	45.00	45.00	11,573	26,736	10,980	(750)	15,762	5,331
O Bosque Empr. Imob. Ltda.	60.00	30.00	30.00	8,862	15,854	9,176	(710)	(62)	79
Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	50.00	(3,279)	3,428	(644)	(6,707)	4,073	(618)
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	50.00	544	34	(399)	660	433	(410)
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	50.00	12,161	1,259	(2,829)	10,902	4,088	(3,361)
Spazio Natura Emp. Imob. Ltda	50.00	50.00	50.00	1,393	1,400	1,429	(8)	(28)	(28)
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	50.00	8,033	(1,661)	(281)	6,635	(1,529)	(280)
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	50.00	14,780	(1,906)	(625)	12,454	(1,698)	(625)
Dubai Residencial	50.00	50.00	-	10,613	5,374	-	4,286	(627)	-
Cara de Cão	50.00	65.00	-	-	40,959	-	2,319	19,907	-
Costa Maggiore	50.00	50.00	-	4,065	3,892	-	2,137	4,290	-
Gafisa SPE 36 Ltda.	100.00	-	99.80	5,362	-	4,145	68	-	4,199
Gafisa SPE 38 Ltda.	100.00	-	99.80	8,273	-	5,088	1,447	-	4,649
Gafisa SPE 41 Ltda.	100.00	-	99.80	31,883	-	20,793	(2,593)	-	13,938
Villaggio Trust	50.00	-	50.00	4,279	-	5,587	(576)	-	1,664
Gafisa SPE 25 Ltda.	-	-	100.00	-	-	14,904	-	-	419
Gafisa SPE 26 Ltda.	-	-	100.00	-	-	121,767	-	-	(19)
Gafisa SPE 27 Ltda.	100.00	-	100.00	14,114	-	15,160	(778)	-	1,215
Gafisa SPE 28 Ltda.	100.00	-	99.80	(3,293)	-	(1,299)	(1,588)	-	(499)
Gafisa SPE 30 Ltda.	100.00	-	99.80	18,229	-	15,923	(334)	-	8,026
Gafisa SPE 31 Ltda.	100.00	-	99.80	26,901	-	22,507	(532)	-	761
Gafisa SPE 35 Ltda.	100.00	-	99.80	5,393	-	2,671	(1,274)	-	2,719
Gafisa SPE 37 Ltda.	100.00	-	99.80	4,020	-	8,512	(140)	-	2,661
Gafisa SPE 39 Ltda.	100.00	-	99.80	8,813	-	5,693	2,469	-	4,432
Gafisa SPE 33 Ltda.	-	-	100.00	-	-	11,256	-	-	1,696
Diodon Participações Ltda.	-	-	100.00	-	-	36,556	-	-	4,637
Gafisa SPE 91Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 92 Ltda.	80.00	-	-	(553)	-	-	(554)	-	-
Gafisa SPE 93 Ltda.	100.00	-	-	212	-	-	211	-	-
Gafisa SPE 94 Ltda.	100.00	-	-	4	-	-	3	-	-
Gafisa SPE 95 Ltda.	100.00	-	-	(15)	-	-	(16)	-	-
Gafisa SPE 96 Ltda.	100.00	-	-	(58)	-	-	(59)	-	-
Gafisa SPE 97 Ltda.	100.00	-	-	6	-	-	5	-	-
Gafisa SPE 98 Ltda.	100.00	-	-	(37)	-	-	(38)	-	-
Gafisa SPE 99 Ltda.	100.00	-	-	(24)	-	-	(25)	-	-
Gafisa SPE 100 Ltda.	100.00	-	-	1	-	-	(1)	-	-
Gafisa SPE 101 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 102 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 103 Ltda.	100.00	-	-	(40)	-	-	(41)	-	-
Gafisa SPE 104 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 105 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 106 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 107 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 108 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 109 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 110 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 111 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 112 Ltda.	100.00	-	-	1	-	-	-	-	-
Gafisa SPE 113 Ltda.	100.00	-	-	1	-	-	-	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	-	-	3,094	-	-	1,244	-	-
City Park Acupe Emp. Imob. Ltda.	50.00	-	-	1,704	-	-	1,204	-	-
Patamares 1 Emp. Imob. Ltda	50.00	-	-	5,495	-	-	(69)	-	-
City Park Exclusive Emp. Imob. Ltda.	50.00	-	-	(188)	-	-	(189)	-	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	-	6,285	-	-	863	-	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	-	1,338	-	-	-	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	-	5,723	-	-	1,927	-	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	-	2,813	-	-	-	-	-
Gafisa FIDC.	100.00	-	-	14,977	-	-	-	-	-

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

(c)	Shareholders’ agreement with our prior shareholder, AUSA

The shareholders' agreement includes an obligation for the Company to purchase in 2010 and 2012 (20% each year) the remaining 40% of AUSA’s ordinary shares which are held by non-controlling interest shareholders. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion.

18	Related Parties

(a)	Transactions with related parties

Current account	2009	2008	2007

Condominiums and consortia	49,270	9,577	23,147
Purchase / sale of interests	(15,459)	(20,565)	(24,924)
SPEs	(37,689)	36,615	14,450
Third party’s works	11,100	9,678	4,406

Total asset balance	7,222	60,511	17,928

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

Default on the CCB restrictive covenants and waiver

In April 2012, the Company was in default on the restrictive covenants of a CCB in the amount of R$100 million because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

In June 2012, the Company was in default on the restrictive covenants of a CCB in the amount of R$100,000 because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

Subpoena from the SEC

On June 14, 2012, Gafisa received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760). The subpoena requests that Gafisa produce all documents from January 1, 2010 to the present related to the preparation of the company's financial statements, including, among other things, copies of the Company’s financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC's investigation is a non-public, fact-finding inquiry and it is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges.

Acquisition of the remaining 20% of AUSA

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012.

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the non controlling interest from their consolidated subsidiaries. The reclassification to the non controlling interest for this adjustment was R$28,832; R$6,839 and R$1,994 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company also determined the effect for their investments in affiliates that are recognized through the equity method under US GAAP. This reclassification resulted in R$(24,330) in 2009 as a consequence of the increased affiliated entities from TENDA in 2009 that are recognized through the equity method.

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

In addition, considering the company has the option to settle the future purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For earnings per share calculation the company includes 100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest. The impact of these potential shares was not reflected for 2009, as the impact would be anti-dillutive. See for the impact of dilutive effect on the earnings per share calculation, the column “adjustment due to dilutive effect AUSA” in the tables on the next page.

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

	2009 as originally presented	Previous adjustments	2009 as previously reported	Restatement Adjustments	2009 as restated
Basic Numerator
Dividends proposed	50,716		50,716		50,716
US GAAP undistributed earnings (loss)	(87,394)	(123,502)	(210,896)	25,801	(185,095)

Allocated USGAAP undistributed earnings (loss)
available for common shareholdres	(36,678)	(123,502)	(160,180)	25,801	(134,379)

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174	-	267,174	-	267,174

Basic earnings (loss) per share - USGAAP - R$	(0.1373)	(0.4623)	(0.5995)	0.0966	(0.5030)

				Adjustment due to AUSA dilutive effect

Diluted numerator
Dividends proposed	50,716		50,716		50,716
US GAAP undistributed earnings (loss)	(87,394)	(123,502)	(210,896)	25,801	(185,095)

Allocated USGAAP undistributed earnings (loss)
available for common shareholders	(36,678)	(123,502)	(160,180)	25,801	(134,379)

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	267,174		267,174		267,174
Stock options	-	-	-	-

Diluted weighted-average number of shares	267,174		267,174		267,174

Diluted earnings (loss) per share - USGAAP - R$	(0.1373)	(0.4623)	(0.5995)	0.0966	(0.5030)

	2008 as originally presented	Previous adjustments	2008 as previously reported	Restatement Adjustments	2008 as restated
Basic Numerator
Dividends proposed	26,104		26,104		26,104
US GAAP undistributed earnings (loss)	273,554	(27,629)	245,925	(19,902)	226,023

Allocated USGAAP undistributed earnings (loss)
available for common shareholdres	299,658	(27,629)	272,029	(19,902)	252,127

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	259,341	-	259,341	-	259,341

Basic earnings (loss) per share - USGAAP - R$	1.1555	(0.1065)	1.0489	-	0.9722

				Adjustment due to AUSA dilutive effect

Diluted numerator
Dividends proposed	26,104		26,104		26,104
US GAAP undistributed earnings (loss)	273,554	(27,629)	245,925	(28,149)	217,776

Allocated USGAAP undistributed earnings (loss)
available for common shareholders	299,658	(27,629)	272,029	(28,149)	243,880

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	259,341	-	259,341	165,592	424,933
Stock options	956	-	956	-	956

Diluted weighted-average number of shares	260,297	-	260,297	-	425,889

Diluted earnings (loss) per share - USGAAP - R$	1.1512	(0.1061)	1.0451	(0.4724)	0.5726

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	2007 as originally presented	Previous adjustments	2007 as previously reported	Restatement Adjustments	2007 as restated
Basic Numerator
Dividends proposed	26,981		26,981		26,981
US GAAP undistributed earnings (loss)	36,481	(32,892)	3,589	(182)	3,407

Allocated USGAAP undistributed earnings (loss)
available for common shareholdres	63,462	(32,892)	30,570	(182)	30,388

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	252,063		252,063		252,063

Basic earnings (loss) per share - USGAAP - R$	0.2518		0.1213		0.1206

				Adjustment due to AUSA dilutive effect

Diluted numerator
Dividends proposed	26,981		26,981		26,981
US GAAP undistributed earnings (loss)	36,481	(32,892)	3.589	(6,127)	(2,538)

Allocated USGAAP undistributed earnings (loss)
available for common shareholders	63,462	(32,892)	30,570	(6,127)	24,443

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	252,063		252,063	13,813	265,876
Stock options	1,154		1,154		1,154

Diluted weighted-average number of shares	253,217		253,217		267,030

Diluted earnings (loss) per share - USGAAP - R$	0.2506	(0.1299)	0.1207	(0.0292)	0.0915

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

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

For US GAAP purposes, the total net balance of goodwill at December 31, 2009, 2008 and 2007 was R$ 62,536.

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

The Company reevaluated the Alphaville Urbanismo S.A.(AUSA) purchase contract and determined that the non-controlling interest after the purchase was redeemable. The non-controlling interest will become redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and should be recorded as mezzanine equity. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements of the redemption amount should also have been adjusted against retained earnings of the company in accordance with ASC 480-10-S99-3A-15 and 3A-16C.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$ 20,902 and R$ 184,656, respectively.

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

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$ 41,633 and R$ 51,597, respectively.

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

•	Temporary equity

Under Brazilian GAAP, as described in Note 18 (v), the Company has recorded as noncontrolling interest the portion of AUSA’s capital stock for which it does not have legal ownership at December 31, 2010. Although it has a forward contract to acquire these equity interests at set dates in the future at fair value, no liability has been recorded for the redemption value as there is no liability to transfer cash or financial assets as the Company can use its own equity instruments as consideration. The Company has therefore accounted for this transaction based on embedded derivative component. As the fair value of this embedded derivative has no significant value, no derivative asset or liability is recorded.

Under US GAAP, as described in Note 28 a) b), the redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity. At issuance the initial recognition based on fair value was recorded as temporary equity with a corresponding entry in retained earnings; subsequent re-measurements to fair value of the redemption amount are adjusted against retained earnings.

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

(xi)	Reversal of provision for cancelled contracts

Under Brazilian GAAP the Company evaluates at each balance sheet date the contracts that are cancelled and for that purpose recognizes an account receivables provision with an equal effect in revenue recognition (provision for contracts terminated).

Under US GAAP those contracts are considered in the revenue recognition evaluation and fall in the initial and continuing test, as a consequence the Company includes a reversal of such provision in the reconciliation note in order to avoid the duplication of that effect in their revenue recognition under US-GAAP.

(xii)	Tenda's share issuance cost

Under US GAAP, the share's issuance cost incurred for the acquisition of the remaining 40% of TENDA for R$11,072 is recorded directly as a reduction of equity. The accounting is the same under BR GAAP, but given the relative small amount of the cost in relationship of the financial statements prepared in accordance with BR GAAP, the Company recorded the amount as an expense. Accordingly, this expense is eliminated in the reconciliation to net income prepared in accordance with US GAAP.

(xiii)	Reclassification of non controlling interest

As disclosed in Note 12, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interests in other real estate development companies. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate. Under BR GAAP such amounts are reflected as a component of financial expense. See Note 26.

Under US GAAP this amount is presented as a component of net income attributable to non-controlling interest. The reclassification of non controlling interest for this adjustment was R$30,178 and R$34,031 for the years ended December 31, 2009 and 2008, respectively.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Reconciliation of significant differences between
Brazilian GAAP and US GAAP

(i)	Net income

	Note	2009 (restated)	2008 (restated)	2007 (restated)

Net income under Brazilian GAAP		213,540	109,921	91,640
Revenue recognition - net operating revenue	25(a)(iii)	(1,089,474)	(242,727)	(240,335)
Revenue recognition - operating costs	25(a)(iii)	754,150	180,528	144,201
Amortization of capitalized interest	25(a)(iv)	(5,771)	(9,357)	(32,544)
Stock compensation (expense) reversal	25(a)(v)	7,194	53,819	22,684
Reversal of goodwill amortization of Alphaville	25(a)(vii)	-	10,734	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(178,508)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vii)	-	205,527	-
Business Combination of Tenda and Redevco	25(a)(vii)	(2,973)	(2,322)	-
Business Combination of Alphaville	25(a)(vii)	(16,786)	(19,185)	(2,917)
Fair value option of financial liabilities	25(a)(viii)	-	(207)	207
Other		141	(1,499)	370
Reclassification of non controlling interest	25(a)(xiii)	30,178	34,031	-
Noncontrolling interests on adjustments above	25(a)(iii)	28,832	6,839	1,994
Tenda’s share issuance cost	25(a)(xii)	11,072	-	-
Equity pick-up	25(a)(iii)	(24,330)	-	-
Deferred income tax on adjustments above		138,356	(20,156)	37,588

Net income (loss) attributable to Gafisa under US GAAP		(134,379)	252,127	30,388

Net income attributable to the noncontrolling interests under US GAAP		30,333	17,485	15,236

Net income (loss) under US GAAP		(104,046)	269,612	45,624

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

		2009	2008	2007
	Note	(restated)	(restated)	(restated)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares (i)
Basic		267,174	259,341	252,063
Diluted		267,174	425,889	267,030

Earnings (loss) per share
Common (i)
Basic		(0.5030)	0.9722	0.1206
Diluted		(0.5030)	0.5726	0.0915
US GAAP net income (loss)(Basic Earnings)		(134,379)	252,127	30,388

US GAAP net income (loss) available to Common shareholders (diluted earnings)		(134,379)	243,880	24,443

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

(ii)	Shareholders' equity

	Note	2009 (restated)	2008 (restated)	2007 (restated)

Shareholders' equity under Brazilian GAAP		2,325,634	1,612,419	1,498,728
Revenue recognition - net operating revenue	25(a)(iii)	(2,164,311)	(1,061,012)	(291,655)
Revenue recognition - operating costs	25(a)(iii)	1,462,135	707,985	185,813
Capitalized interest	25(a)(iv)	99,897	99,897	99,897
Amortization of capitalized interest	25(a)(iv)	(99,897)	(94,126)	(84,769)
Liability-classified stock options	25(a)(v)	(3,939)	(2,221)	(29,356)
Receivables from clients	25(a)(ix)	11,410	12,843	22,390
Liability assumed	25(a)(ix)	(11,410)	(12,843)	(22,390)
Fair value option of financial liability	25(a)(viii)	-	-	207
Reversal of goodwill amortization of Alphaville	25(a)(vii)	18,234	18,234	7,500
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(232,327)	(53,819)	-
Gain on the transfer of FIT Residencial	25(a)(vii)	205,527	205,527	-
Business Combination – Tenda and Redevco	25(a)(vii)	79,524	82,497	-
Business Combination – Alphaville	25(a)(vii)	(38,888)	(22,102)	(2,917)
Reversal of contract termination provision		25,023	11,197	-
Other		(447)	266	(339)
Redeemable NCI (Temporary equity)		(246,498)	(145,769)	(142,165)
Noncontrolling interests on adjustments above		49,069	20,237	185
Equity pick-up		(24,330)	-	-
Deferred income tax on adjustments above		225,012	86,656	23,790

Gafisa shareholders' equity under US GAAP		1,679,418	1,465,866	1,264,919

Noncontrolling interests under US GAAP		18,426	420,165	29,156

Total shareholders’ equity under US GAAP		1,697,844	1,886,031	1,294,075

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed changes in total shareholders'
equity under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)

At beginning of the year	1,886,031	1,294,075	796,301
Capital increase, net of issuance expenses	9,736	7,671	476,159
Capital increase – Alphaville	-	-	134,029
Sale of treasury shares	82,046	-	-
Net income (loss) attributable to Gafisa	(134,379)	252,127	30,388
Tenda’s shares issuance cost	(11,072)	-	-
Minimum mandatory dividend	(50,716)	(26,104)	(26,981)
Redeemable NCI (Temporary equity)	(100,729)	(3,604)	(142,165)
Additional 2006 dividends	-	-	(50)
Noncontrolling interests	16,927	361,866	26,394

At end of the year	1,697,844	1,886,031	1,294,075

	2009 (restated)

	Gafisa	Non controlling interests

At beginning of the year	1,465,866	420,165
Capital increase, net of issuance expenses	9,736	-
Merger of Tenda’s shares	448,844	(448,844)
Sale of treasury shares	82,046	-
Net income (loss)	(134,379)	30,333
Tenda’s shares issuance cost	(11,072)	-
Minimum mandatory dividend	(50,716)	-
Revenue recognition	-	(24,105)
Redeemable NCI (Temporary equity)	(100,729)	7,561
SCP Unigafisa	(30,178)	30,178
Other	-	3,138

At end of the year	1,679.418	18,426

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Condensed shareholders' equity
under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)

Shareholders' equity
Common shares, comprising 333,554,788 shares outstanding (2008 - 259,925,092; 2007 - 258,904,242)	1,586,184	1,199,498	1,191,827
Treasury shares	(1,731)	(14,595)	(14,595)
Appropriated retained earnings	327,191	426,732	148,075
Unappropriated retained earnings	(232,226)	(145,769)	(60,388)

Total Gafisa shareholders’ equity	1,679,418	1,465,866	1,264,919

Noncontrolling interests	18,426	420,165	29,156

Total shareholders’ equity	1,697,844	1,886,031	1,294,075

(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

The result of applying this prior guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and fair values. This new statement requires the noncontrolling interest to be measured by  the acquiree at fair value and will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. Further, this new standard requires that all other costs associated with the business combination be expensed as incurred. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has applied this pronouncement on a prospective basis for each new business combination effective January 1, 2009.  However, no business combinations have been completed since that date.

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
not yet adopted

The FASB issued ASU 2009-01, “Amendments based on Statement of Financial Accounting Standards 168 – The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, in June 2009 to codify in ASC 105, “Generally Accepted Accounting Principles”, which was issued to establish the Codification as the sole source of authoritative US GAAP recognized by the FASB, excluding SEC guidance, to be applied by nongovernmental entities. The Company has adopted the provisions of ASU 2009-01 in these consolidated financial statements, and there was no impact.

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

The FASB issued ASU 2010-10 Consolidation (Topic 810) which defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. The Company expects that the adoption of ASU 2010-10 will not have a material impact on its consolidated financial statements.

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

The estimated fair values of financial instruments not accounted for at fair value on a recurring basis are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

		2009 (restated)		2008 (restated)		2007 (restated)

	Carrying amounts	Fair value	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash, cash equivalents	292,940	292,940	183,524	183,524	213,069	213,069
Marketable securities	1,005,882	1,005,882	326,980	326,980	299,116	299,116
Restricted cash	96,846	96,846	76,928	76,928	9,851	9,851
Receivables from clients, net - current portion	811,834	811,834	902,544	902,544	232,278	232,278
Receivables from clients, net - non current portion	1,048,573	1,048,573	381,699	381,699	435,537	435,537

Financial liabilities
Loans and financing	1,129,715	1,129,715	1,018,208	1,010,278	437,334	437,217
Debentures	1,928,077	1,928,077	506,930	506,930	249,190	249,190
Trade accounts payable	169,085	169,085	103,592	103,592	82,334	82,334
Derivatives	-	-	86,752	86,752	5,857	5,857

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

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders' equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26
Assets
Current assets
Cash and cash equivalents	292,940	183,524	213,069
Marketable securities	1,005,882	326,980	299,116
Restricted cash	96,846	76,928	9,851
Receivables from clients	811,834	902,544	232,278
Properties for sale	2,703,790	2,565,469	1,055,478
Other accounts receivable	88,900	128,810	101,279
Prepaid expenses	14,122	27,732	45,003
Deferred income tax	79,101	11,005	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26

Investments	115,407	6,305	7,608
Property and equipment, net	58,969	50,852	27,336
Intangibles, net	274,528	320,074	184,656
Goodwill	62,536	62,536	62,536
Other assets
Receivables from clients	1,048,573	381,699	435,537
Properties for sale	364,948	98,268	149,403
Deferred income tax	117,234	89,385	7,416
Other	184,447	149,815	47,765

Total assets	7,320,057	5,381,926	2,878,331

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	430,853	59,196
Debentures	132,077	64,930	9,190
Obligations for purchase of land	241,396	278,745	244,696
Materials and services suppliers	169,085	103,592	82,334
Taxes and labor contributions	193,694	112,016	60,996
Advances from clients - real estate and services	586,883	343,056	26,485
Credit assignments	201,376	99,323	1,442
Acquisition of investments	21,090	25,296	48,521
Dividends payable	50,716	26,106	26,981
Others	81,863	85,445	73,541
Long-term liabilities
Loans, net of current portion	476,645	587,355	378,138
Debentures, net of current portion	1,796,000	442,000	240,000
Deferred income tax	80,919	77,012	38,303
Obligations for purchase of land	141,563	225,639	73,056
Others	539,836	431,695	79,290
Redeemable NCI (Temporary equity)	256,000	162,832	142,087

Shareholders' equity
Total Gafisa shareholders’ equity	1,679,418	1,465,866	1,264,919
Noncontrolling interests	18,426	420,165	29,156

Total shareholders’ equity	1,697,844	1,886,031	1,294,075

Total liabilities and shareholders' equity	7,320,057	5,381,926	2,878,331

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(ii)	Condensed consolidated statements of income under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)
	Note 26	Note 26	Note 26
Gross operating revenue
Real estate development and sales	1,713,419	1,324,539	1,001,065
Construction and services rendered	48,662	37,369	35,053
Taxes on services and revenues	(61,142)	(55,281)	(38,143)

Net operating revenue	1,700,940	1,306,626	997,975

Operating costs (sales and services)	(1,256,317)	(979,604)	(817,770)

Gross profit	444,623	327,023	180,205

Operating expenses
Selling, general and administrative	(439,385)	(311,551)	(192,025)
Other	(135,639)	196,893	1,595

Operating income (loss)	(130,401)	212,365	(10,225)

Financial income	125,913	99,335	48,924
Financial expenses	(228,838)	(22,682)	(17,295)

Income (loss) before income tax, equity in results and noncontrolling interest	(233,326)	289,018	21,404

Taxes on income
Current	(16,398)	(21,575)	(21,559)
Deferred	56,765	(27,704)	26,782

Income tax expense	40,367	(49,279)	5,223

Income (loss) before equity in results and noncontrolling interests	(192,959)	239,739	26,627
Equity in results	88,913	29,873	18,997

Net income (loss)	(104,046)	269,612	45,624
Less: Net income attributable to the noncontrolling interests	(30,333)	(17,485)	(15,236)

Net income (loss) attributable to Gafisa	(134,379)	252,127	30,388

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(134,379)	252,127	30,388

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(134,379)	252,127	30,388

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	(134,379)	243,880	24,443

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(134,379)	243,880	24,443

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

(i)	Statement of Cash Flow under US GAAP

	2009 (restated)	2008 (restated)	2007 (restated)

Cash flows from operating activities
Net income for the year	(104,046)	269,612	45,624

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	82,152	66,259	14,823
Disposal of fixed assets	5,251	-	-
Stock option expenses	7,233	(31,515)	(4,864)
Unrealized interest and charges, net	171,327	210,145	28,791
Net Unrealized gains from derivative instruments	-	(86,752)	(5,857)
Deferred taxes	(96,061)	(56,364)	(7,211)
Warranty provision	7,955	3,230	2,751
Provision for contingencies	63,975	13,933	-
Provision for profit sharing	28,237	(3,509)	25,424
Allowance (reversal) for doubtful accounts	(974)	10,359	-
Adjustments to present value	42,149	(1,697)	22,702
Equity in results	113,690	(29,873)	18,997

Changes in assets and liabilities
Receivables from clients	(508,968)	(765,285)	(246,748)
Properties for sale	(409,508)	(1,286,496)	(723,176)
Other accounts receivable	48,991	288,466	213,841
Prepaid expenses	13,610	17,271	(11,253)
Obligations for purchase of land and advances from clients	51,100	415,181	135,688
Taxes and contributions	81,678	51,020	24,562
Materials and service suppliers	65,493	21,258	57,654
Contingencies	(44,552)	18,335	(32,268)
Other accounts payable	(77,397)	36,075	(54,348)

Cash used in operating activities	(458,665)	(840,347)	(494,868)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

	2009 (restated)	2008 (restated)	2007 (restated)

Cash flows from investing activities

Purchase of property and equipment	(36,003)	(121,954)	(218,669)
Restricted cash in guarantee to loans	(927,007)	(67,077)	(9,851)
Marketable securities, addiction	(1,721,101)	(146,729)	(1,575,146)
Marketable securities, reduction	1,949,287	118,866	1,276,029
Acquisition of investments in subsidiaries	(200,091)	23,371	(944)

Cash used in investing activities	(934,915)	(193,523)	(528,581)

Cash flows from financing activities
Capital increase	9,736	7,671	610,192
Sale Treasury shares	16,319	-	-
Gain on sale of treasury shares	65,727	-	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-	-
Assignment of credits receivable – CCI	69,316	-	-
Obligations for investors	-	300,000	-
Loans and financing obtained	2,259,663	775,906	426,969
Repayment of loans and financing	(898,336)	(54,063)	(52,795)
Assignment of credits receivable, net	860	916	2,225
Dividends paid – shareholders’	(26,058)	(26,104)	(10,988)
Dividends paid - obligation to venture partners (SCP)	(35,539)	-	-

Cash provided by financing activities	1,502,996	1,004,326	975,603

Net increase (decrease) in cash and cash equivalents	109,416	(29,544)	(47,851)

Cash and cash equivalents
At the beginning of the year	183,524	213,068	260,919
At the end of the year	292,940	183,524	213,068

(iii)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2009	2008	2007

At January 1	(19,325)	(24,864)	(7,230)
Valuation allowance - relates to jointly-controlled Subsidiaries of Gafisa and AUSA subject to the taxable profit regime	(9,140)	5,539	(17,634)

At December 31	(28,465)	(19,325)	(24,864)

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

US GAAP Consolidated Financial Information included in Note 26 – Correction of Errors

Restatements as compared to originally reported

Cash equivalents and marketable securities

Upon further evaluation of the underlying financial instruments held by the Company’s consolidated investment funds, open funds and other investments in Bank Certificates Deposits previously classified as “cash equivalents” for US GAAP purposes, the Company has determined that financial instruments totaling R$1,005.5 million, R$327.1 million and R$299.1 million at December 31, 2009, 2008 and 2007 do not meet the cash equivalents definition under US GAAP principally given original maturity at date of purchase of more than 90 days. These amounts have been classified as short-term held for trading securities in the restated US GAAP consolidated financial information included in Note 25 above.

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

Historically, our U.S. GAAP accounting practices for the Gafisa segment had not contemplated, on a contract-by-contract basis, the implication of the initial investment test and continuing investment test under U.S. GAAP as we did not consider the defaulting party had a right to reimbursement that would otherwise affect the revenue

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

we had recognized as only Gafisa has the right to terminate the contract.  Despite the fact that the Gafisa segment contracts do not provide the defaulting party with a right to cancel, upon further examination and based on an analysis of recent legal precedent, we have concluded that the defaulting party does have certain rights in law that can be exercised in the event a judicial appeal is filed.  Judicial rulings have required companies in Brazil to return to defaulting parties, part of the deposit payments for units under development when the contract is terminated.  Such amounts have approximated the percentage set forth in the sales contracts which determine the possibility of the Company granting a reimbursement at the Company´s discretion if it agrees to terminate the contract. The reimbursements paid by the Company of approximately 35% are an average percentage of amounts historically paid, therefore, there may be contracts in which this amount is higher or lower than the average of 35%.  Accordingly, for purposes of our current U.S. GAAP accounting practices for the Gafisa segment we have used the contractual reimbursement percentage (after applying penalties) for purposes of determining the initial investment test. Upon recomputing the initial investment test and continuing investment test parameters on a contract-by-contract basis, rather than by developments, certain units were found to have failed the tests which resulted in the deferral of revenue recognition under the percentage of completion model. We have restated our consolidated financial statements as at December 31, 2009 and for each of the three years in the period then ended to reflect the deferral of recognition of revenue for the Gafisa segment.

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

Alphaville’s historical application of percentage of completion for U.S. GAAP purposes did not contemplate the impact of the potential refund provisions of 80% under the percentage of completion method. Accordingly, the Company is restating the U.S. GAAP financial position and results of operations of its Alphaville segment to properly account for the potential contractual refund provision of 80%.

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

Restatements as compared to previously reported

Alphaville redeemable non-controlling interest
The Company reevaluated the Alphaville Urbanismo S.A.(AUSA) purchase contract and determined that the non-controlling interest after the purchase was redeemable. The non-controlling interest will become redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and should be recorded as mezzanine equity. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements of the redemption amount should also have been adjusted against retained earnings of the Company in accordance with ASC 480-10-S99-3A-15 and 3A-16C.

In addition, considering the Company has the option to settle the future purchase in shares there is a dilutive effect on earnings per shares. For earnings per share calculation the Company is considered for 100% in the income, affecting the numerator. Also, the denominator was affected by the increase in weighted numbers per share, now incorporating the number of share necessary to purchase the AUSA stake.

Revenue recognition
In performing all of the above analyses we additionally discovered a mathematical error in one of the databases utilized to calculate the revenue to be recognized in the period, using the percentage of completion method. The error resulted in too much revenue being recognized in 2009 and 2008. Therefore the Company is restating the US GAAP financial position and results of operations of its Gafisa segment.

In relation to the Tenda segment, we identified that the same mathematical error, reported in the Gafisa segment described above, was applicable to the Tenda segment for the year 2009. Therefore, we are restating our US GAAP financial position and the results of operations of the Tenda segment.

We note that, in itself, the 2008 amounts are not material for the financial statements, however since the Company is already adjusting the financial statements this misstatement is also going to be adjusted.

Error in consolidation eliminations (FIN 46)
During the Company’s review of its consolidation process for US GAAP purposes an error was identified in relation to the intercompany eliminations processed. The error consisted of a double elimination of proportionate consolidated entities under BR GAAP that are accounted for using the equity method under US GAAP, resulting in an understatement of certain assets and liabilities. This error did not affect net income, nor shareholders equity. The error did affect multiple segments, namely Gafisa and Tenda.

Deferred tax asset calculation PPA AUSA
In reviewing its deferred tax positions the Company identified an error relating to the tax rate used in the realization of fair value adjustments and amortization of definite-life intangible assets pertaining to the 2006 business combination for AUSA. It was found that in the shareholder structure of the acquired entities, several entities are subject to a differentiated tax rate. However for the realization of the purchase price allocation adjustments and amortization of definite-life intangible assets the company utilized a single, higher, tax rate. This error resulted in an understatement in deferred tax liabilities and an overstatement in net income for all three years and was therefore recalculated for the years 2009, 2008 and 2007.

Allocation of business combination entries
During the Company’s review of the Condensed consolidated balance sheet under US GAAP, it identified a presentation error between the line items “Goodwill,” “Investments,” “Intangible asset, net” and “Deferred Tax Liability.” The presentation error affected 2009, 2008 and 2007 and resulted from an incorrect allocation of the accounting entries for the business combinations for AUSA and CIPESA in 2007. This presentation error has been adjusted and had no effect on Consolidated Statement of Income nor on the Statement of Changes in Equity.

In addition the company identified that one amount relating to the badwill was still included in the carrying amount of the “Intangibles,” since this should be part of the badwill recognized in the income statements the company has processed an adjustment for the year 2008 and 2009, impacting the Equity.

Reclassification of noncontrolling interest and equity in results
During the Company's review of their Condensed consolidated statements of income under US GAAP, it identified a presentation error that resulted from adjustment relating to revenue recognition for SPEs being consolidated, while results should have been recognized through equity method. The presentation error caused the noncontrolling interest results to be overstated and therefore several line items in the income stated were adjusted for the year 2009. This error affects the total net income (loss) for 2009, and the Statement of Changes in Stockholders' Equity. The error was totally adjusted in these financial statements.

Reclassification of noncontrolling interest and equity
During the company’s review of its local GAAP to US GAAP reconciliation the company identified an item that was incorrectly included as equity that should have been presented as noncontrolling interest under US GAAP. The error resulted from an accounting entry processed incorrectly, causing US GAAP equity to increase, showing a GAAP difference that does not exist. The error affected the years 2009 and 2008 and was adjusted in these financial statements through a reclassification between the lines “Noncontrolling interest” and “Equity attributable to the owners of Gafisa S.A.”

Deferred tax reversal negative goodwill

The Company reviewed its deferred tax balances under US GAAP and performed an analysis of the effective tax rates on the US GAAP adjustments. During this review the company identified that for one adjustment relating to the reversal of negative goodwill balances for Tenda and Redevco the company did not process a deferred tax adjustment in 2009. We have corrected this error in these financial statements, resulting in an adjustment in the Consolidated Income statement.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2009

	December 31, 2009 as originally reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as previously reported	Gafisa Revenue recognition	Tenda Revenue recognition	Alphaville Revenue recognition	Gafisa FIN 46	Tenda FIN 46	Deferred tax PPA AUSA	Deferred tax reversal negative goodwill	Reclassification of non-controlling interest	Reclassification of non-controlling interest SCP Unigafisa	Business Combination	Redeemable non-controlling interest	December 31, 2009 as restated
Assets
Current assets
Cash and cash equivalents	1,348,403	(1,055,463)	—	—	—	292,940	—	—	—	—	—	—	—	—	—	—	—	292,940
Marketable securities	—	1,005,882	—	—	—	1,005,882	—	—	—	—	—	—	—	—	—	—	—	1,005,882
Restricted cash	47,265	49,581	—	—	—	96,846	—	—	—	—	—	—	—	—	—	—	—	96,846
Receivables from clients	1,188,662	—	(150,013)	(188,337)	56,963	907,275	(50,834)	(44,606)	—	—	—	—	—	—	—	—	—	811,835
Properties for sale	1,796,000	—	390,278	305,502	150,978	2,642,758	33,295	27,736	—	—	—	—	—	—	—	—	—	2,703,789
Other accounts receivable	87,502	—	1,398	—	—	88,900	—	—	—	—	—	—	—	—	—	—	—	88,900
Prepaid expenses	14,122	—	—	—	—	14,122	—	—	—	—	—	—	—	—	—	—	—	14,122
Deferred income tax	—	—	8,950	—	—	8,950	5,247	4,211	—	—	—	—	60,693	—	—	—	—	79,101

Investments	185,364	—	9,354	(23,268)	(16,922)	154,528	(21,526)	(16,730)	(26,512)	53,844	1,362	—	—	—	—	(29,559)	—	115,407
Property and equipment, net	58,969	—	—	—	—	58,969	—	—	—	—	—	—	—	—	—	—	—	58,969
Intangibles, net	151,343	—	—	67,287	—	218,630	—	—	—	—	—	—	—	—	—	55,898	—	274,528
Goodwill	31,416	—	—	—	—	31,416	—	—	—	—	—	—	—	—	—	31,120	—	62,536
Other assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Receivables from clients	1,691,642	—	(245,516)	(249,743)	(147,810)	1,048,573	—	—	—	—	—	—	—	—	—	—	—	1,048,573
Properties for sale	416,083	—	(51,135)	—	—	364,948	—	—	—	—	—	—	—	—	—	—	—	364,948
Deferred income tax	15,912	—	49,112	40,515	11,695	117,234	—	—	—	—	—	—	—	—	—	—	—	117,234
Other	96,647	—	5,179	—	—	101,826	—	—	—	82,463	67	—	—	—	—	91	—	184,447

Total assets	7,129,330	—	17,607	(48,044)	54,904	7,153,797	(33,818)	(29,389)	(26,512)	136,307	1,429	—	60,693	—	—	57,550	—	7,320,057

Liabilities and shareholders' equity
Current liabilities
Short—term debt, including current portion of long—term debt	653,070	—	—	—	—	653,070	—	—	—	—	—	—	—	—	—	—	—	653,070
Debentures	132,077	—	—	—	—	132,077	—	—	—	—	—	—	—	—	—	—	—	132,077
Obligations for purchase of land	241,396	—	—	—	—	241,396	—	—	—	—	—	—	—	—	—	—	—	241,396
Materials and services suppliers	169,085	—	—	—	—	169,085	—	—	—	—	—	—	—	—	—	—	—	169,085
Taxes and labor contributions	199,472	—	—	—	—	199,472	(1,855)	(3,923)	—	—	—	—	—	—	—	—	—	193,694
Advances from clients — real estate and services	349,483	—	139,064	1,720	96,616	586,883	—	—	—	—	—	—	—	—	—	—	—	586,883
Credit assignments	118,846	—	—	—	—	118,846	—	—	—	82,463	67	—	—	—	—	—	—	201,376
Acquisition of investments	21,090	—	—	—	—	21,090	—	—	—	—	—	—	—	—	—	—	—	21,090
Dividends payable	50,716	—	—	—	—	50,716	—	—	—	—	—	—	—	—	—	—	—	50,716
Others	81,863	—	—	—	—	81,863	—	—	—	—	—	—	—	—	—	—	—	81,863
Long—term liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans, net of current portion	476,645	—	—	—	—	476,645	—	—	—	—	—	—	—	—	—	—	—	476,645
Debentures, net of current portion	1,796,000	—	—	—	—	1,796,000	—	—	—	—	—	—	—	—	—	—	—	1,796,000
Deferred income tax	—	—	—	—	—	—	—	—	—	—	—	—	16,747	—	—	64,172	—	80,919
Obligations for purchase of land	141,563	—	—	—	—	141,563	—	—	—	—	—	—	—	—	—	—	—	141,563
Others	484,857	—	(227)	—	—	484,630	—	—	—	53,844	1,362	—	—	—	—	—	—	539,836
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Redeemable non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	256,000	256,000
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Shareholders' equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Gafisa shareholders’ equity	2,165,255	—	(129,525)	37,678	(88,999)	1,984,409	(10,437)	(8,736)	—	—	—	60,693	(16,747)	(12,435)	(64,209)	(6,622)	(246,498)	1,679,418
Noncontrolling interests	47,912	—	8,295	(87,442)	47,287	16,052	(21,526)	(16,730)	(26,512)	—	—	—	—	12,435	64,209	—	(9,502)	18,426

Total shareholders’ equity	2,213,167	—	(121,230)	(49,764)	(41,712)	2,000,461	(31,963)	(25,466)	(26,512)	—	—	60,693	(16,747)	—	—	(6,622)	(256,000)	1,697,844

Total liabilities and shareholders' equity	7,129,330	—	17,607	(48,044)	54,904	7,153,797	(33,818)	(29,389)	(26,512)	136,307	1,429	60,693		—	—	57,550	—	7,320,057

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2008

	December 31, 2008 as originally reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as previously reported	Gafisa Revenue recognition	Alphaville Revenue recognition	Gafisa FIN 46	Deferred tax PPA AUSA	Redeemable non-controlling interests	Reclassification of non-controlling interest SCP Unigafisa	Business Combination	December 31, 2008 as restated
Assets
Current assets
Cash and cash equivalents	510,504	(326,980)	-	-	-	183,524	-	-	-	-	-	-	-	183,524
Marketable securities	-	326,980	-	-	-	326,980	-	-	-	-	-	-	-	326,980
Restricted cash	76,928	-	-	-	-	76,928	-	-	-	-	-	-	-	76,928
Receivables from clients	1,060,845	-	(42,733)	(115,313)	19,272	922,071	(19,527)	-	-	-	-	-	-	902,544
Properties for sale	2,058,721	-	316,291	105,354	72,585	2,552,951	12,518	-	-	-	-	-	-	2,565,469
Other accounts receivable	127,150	-	1,660	-	-	128,810	-	-	-	-	-	-	-	128,810
Prepaid expenses	27,732	-	-	-	-	27,732	-	-	-	-	-	-	-	27,732
Deferred income tax	-	-	8,950	-	-	8,950	2,055	-	-	-	-	-	-	11,005
Investments	49,135	-	989	(33,173)	13,256	30,207	(1,716)	(26,512)	33,221	-	-	-	(28,895)	6,305
Property and equipment, net	50,852	-	-	-	-	50,852	-	-	-	-	-	-	-	50,852
Intangibles, net	188,199	-	-	71,936	-	260,135	-	-	-	-	-	-	59,939	320,074
Goodwill	31,416	-	-	-	-	31,416	-	-	-	-	-	-	31,120	62,536
Other assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receivables from clients	720,298	-	(283,516)	(10,927)	(44,156)	381,699	-	-	-	-	-	-	-	381,699
Properties for sale	149,403	-	(51,135)	-	-	98,268	-	-	-	-	-	-	-	98,268
Deferred income tax	35,067	-	34,311	16,541	3,466	89,385	-	-	-	-	-	-	-	89,385
Other	93,153	-	5,179	-	-	98,332	-	-	52,479	-	-	-	(996)	149,815

Total assets	5,179,403	-	(10,004)	34,418	64,423	5,268,240	(6,670)	(26,512)	85,700	-	-	-	61,168	5,381,926

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	430,853	-	-	-	-	430,853	-		-	-	-	-	-	430,853
Debentures	64,930	-	-	-	-	64,930	-		-	-	-	-	-	64,930
Obligations for purchase of land	278,745	-	-	-	-	278,745	-		-	-	-	-	-	278,745
Materials and services suppliers	103,592	-	-	-	-	103,592	-		-	-	-	-	-	103,592
Taxes and labor contributions	112,729	-	-	-	-	112,729	(713)		-	-	-	-	-	112,016
Advances from clients - real estate and services	176,958	-	81,793	-	84,305	343,056	-		-	-	-	-	-	343,056
Credit assignments	46,844	-	-	-	-	46,844	-		52,479	-	-	-	-	99,323
Acquisition of investments	25,296	-	-	-	-	25,296	-		-	-	-	-	-	25296
Dividends payable	26,106	-	-	-	-	26,106	-		-	-	-	-	-	26,106
Others	85,445	-	-	-	-	85,445	-		-	-	-	-	-	85,445
Long-term liabilities	-	-	-	-	-	-	-		-	-	-	-	-	-
Loans, net of current portion	587,355	-	-	-	-	587,355	-		-	-	-	-	-	587,355
Debentures, net of current portion	442,000	-	-	-	-	442,000	-		-	-	-	-	-	442,000
Deferred income tax	-	-	-	-	-	-	-		-	9,222	-	-	67,790	77,012
Obligations for purchase of land	225,639	-	-	-	-	225,639	-		-	-	-	-	-	225,639
Others	398,474	-	-	-	-	398,474	-		33,221	-	-	-	-	431,695
												-		-
Redeemable non-controlling interest	-	-	-	-	-	-	-		-	-	162,832	-	-	162,832

Shareholders' equity
Total Gafisa shareholders’ equity	1,723,095	-	(91,797)	67,591	(33,138)	1,665,751	(4,241)	-	-	(9,222)	(145,769)	(34,031)	(6,622)	1,465,866
Noncontrolling interests	451,342	-	-	(33,173)	13,256	431,425	(1,716)	(26,512)	-	-	(17,063)	34,031	-	420,165

Total shareholders’ equity	2,174,437	-	(91,797)	34,418	(19,882)	2,097,176	(5,957)	(26,512)	-	(9,222)	(162,832)	-	(6,622)	1,886,031

Total liabilities and shareholders' equity	5,179,403	-	(10,004)	34,418	64,423	5,268,240	(6,670)	(26,512)	85,700	-	-	-	61,168	5,381,926

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2007

	December 31, 2007 as originally reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as previously reported	Deferred tax PPA AUSA	Gafisa revenue recognition	Alphaville revenue recognition	Redeemable non-controlling interest	Business combination	December 31, 2007 as restated
Assets
Current assets
Cash and cash equivalents (i)	512,185	(299,116)	-	-	-	213,069	-	-	-	-	-	213,069
Marketable securities (i)	-	299,116	-	-	-	299,116	-	-	-	-	-	299,116
Restricted cash	9,851	-	-	-	-	9,851	-	-	-	-	-	9,851
Receivables from clients (ii)	269,363	-	-	(13,724)	(23,361)	232,278	-	-	-	-	-	232,278
Properties for sale (ii)	990,877	-	-	24,456	40,145	1,055,478	-	-	-	-	-	1,055,478
Other accounts receivable	101,279	-	-	-	-	101,279	-	-	-	-	-	101,279
Prepaid expenses	45,003	-	-	-	-	45,003	-	-	-	-	-	45,003
Investments	46,249	-	-	858	9,640	56,747	-	(1,716)	(19,280)	-	(28,143)	7,608
Property and equipment, net	27,336	-	-	-	-	27,336	-	-	-	-	-	27,336
Intangibles, net	153,240	-	-	-	-	153,240	-	-	-	-	31,416	184,656
Goodwill	31,416	-	-	-	-	31,416	-	-	-	-	31,120	62,536

Receivables from clients (ii)	505,073	-	-	(25,733)	(43,803)	435,537	-	-	-	-	-	435,537
Properties for sale	149,403	-	-	-	-	149,403	-	-	-	-	-	149,403
Deferred income tax (v)	-	-	-	4,496	2,920	7,416	-	-	-	-	-	7,416
Other	47,765	-	-	-	-	47,765	-	-	-	-	-	47,765

Total assets	2,889,040	-	-	(9,647)	(14,459)	2,864,934	-	(1,716)	(19,280)	-	34,393	2,878,331

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	59,196	-	-	-	-	59,196	-	-	-	-	-	59,196
Debentures	9,190	-	-	-	-	9,190	-	-	-	-	-	9,190
Obligations for purchase of land	244,696	-	-	-	-	244,696	-	-	-	-	-	244,696
Materials and services suppliers	82,334	-	-	-	-	82,334	-	-	-	-	-	82,334
Taxes and labor contributions	60,996	-	-	-	-	60,996	-	-	-	-	-	60,996
Advances from clients - real estate and services (ii)	26,485	-	-	-	-	26,485	-	-	-	-	-	26,485
Credit assignments	1,442	-	-	-	-	1,442	-	-	-	-	-	1,442
Acquisition of investments	48,521	-	-	-	-	48,521	-	-	-	-	-	48,521
Dividends payable	26,981	-	-	-	-	26,981	-	-	-	-	-	26,981
Others	73,541	-	-	-	-	73,541	-	-	-	-	-	73,541
Long-term liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Loans, net of current portion	378,138	-	-	-	-	378,138	-	-	-	-	-	378,138
Debentures, net of current portion	240,000	-	-	-	-	240,000	-	-	-	-	-	240,000
Deferred income tax	3,728	-	-	-	-	3,728	182	-	-	-	34,393	38,303
Obligations for purchase of land	73,056	-	-	-	-	73,056	-	-	-	-	-	73,056
Others	79,290	-	-	-	-	79,290	-	-	-	-	-	79,290
						-	-	-	-	-	-
Redeemable non-controlling interest						-	-	-	-	142,087	-	142,087
						-	-	-	-	-	-
Shareholders' equity						-	-	-	-	-	-
Total Gafisa shareholders’ equity	1,441,870	-	-	(10,505)	(24,099)	1,407,266	(182)	-	-	(142,165)	-	1,264,919
Noncontrolling interests (iv)	39,576	-	-	858	9,640	50,074	-	(1,716)	(19,280)	78	-	29,156
						-	-	-	-	-	-
Total shareholders’ equity	1,481,446	-	-	(9,647)	(14,459)	1,457,340	(182)	(1,716)	(19,280)	(142,087)	-	1,294,075

Total liabilities and shareholders' equity	2,889,040	-	-	(9,647)	(14,459)	2,864,934	-	(1,716)	(19,280)	-	34,393	2,878,331

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2009

	December 31, 2009 as originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as previously reported	Reclassificiation of Non-controlling interest	Gafisa revenue recognition	Tenda revenue recognition	Deferred tax - Tenda and Redevco	Deferred tax PPA AUSA	December 31, 2009 as restated

Net operating revenue	2,338,311	(126,636)	(287,556)	(145,321)	1,778,798	(7,010)	(30,165)	(40,683)	—	—	1,700,940

Operating costs (sales and services)	(1,652,850)	73,987	200,148	78,393	(1,300,322)	(4,508)	20,777	27,736	—	—	(1,256,317)

Gross profit	685,461	(52,649)	(87,408)	(66,928)	478,476	(11,518)	(9,388)	(12,947)	—	—	444,623

Operating expenses
Selling; general and administrative	(439,459)	—	74	—	(439,385)	—	—	—	—	—	(439,385)
Other	(161,077)	—	25,530	—	(135,547)	(92)	—	—	—	—	(135,639)

Operating income (loss) before financial results and income tax	84,925	(52,649)	(61,804)	(66,928)	(96,456)	(11,610)	(9,388)	(12,947)	—	—	(130,401)

Financial income	—	—	—	—	125,913	—	—	—	—	—	125,913
Financial expenses	(83,622)	85	(22,226)	2,838	(228,838)	—	—	—	—	—	(228,838)

Income (loss) before income tax	1,303	(52,564)	(84,030)	(64,090)	(199,381)	(11,610)	(9,388)	(12,947)	—		(233,326)

Taxes on income
Current	—	—	—	—	(16,398)	—	—	—	—	—	(16,398)
Deferred	—	—	—	—	3,835	(7,641)	3,192	4,211	60,693	(7,525)	56,765

Income tax expense	(59,567)	14,801	23,974	8,229	(12,563)	(7,641)	3,192	4,211	60,693	(7,525)	40,367

Income (loss) before equity in results and noncontrolling interests	(58,264)	(37,763)	(60,056)	(55,861)	(211,944)	(19,251)	(6,196)	(8,736)	60,693	(7,525)	(192,959)
Equity in results	63,862	8,365	9,870	—	82,097	6,816	—	—	—	—	88,913

Net income (loss)	5,598	(29,398)	(50,186)	(55,861)	(129,847)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(104,046)
Less: Net income attributable to the noncontrolling interests	(42,276)	(8,365)	20,308	—	(30,333)	—	—	—	—	—	(30,333)

Net income (loss) attributable to Gafisa	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders	(36,678)	(37,763)	(29,878)	(55,861)
US GAAP net Income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2008

	December 31, 2008 originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as previously reported	Gafisa revenue recognition	Deferred tax PPA AUSA	Business Combination	December 31, 2008 as reported

Net operating revenue	1,692,706	(126,315)	(178,766)	(62,184)	1,325,441	(18,815)	-	-	1,306,626
Operating costs (sales and services)	(1,198,256)	92,796	80,898	32,440	(992,122)	12,518	-	-	(979,604)
Gross profit	494,450	(33,519)	(97,868)	(29,744)	333,319	(6,296)	-	-	327,023
Operating expenses
Selling, general and administrative	(306,134)	(5,417)	-	-	(311,551)	-	-	-	(311,551)
Other	163,363	573	39,579	-	203,515	-	-	(6,622)	196,893
Operating income (loss) before financial results and income tax	351,679	(38,363)	(58,289)	(29,744)	225,283	(6,296)	-	(6,622)	212,365
Financial income	40,198	(7,625)	23,291	20,789	99,335	-	-	-	99,335
Financial expenses	-	-	-	-	(22,682)	-	-	-	(22,682)
Income (loss) before income tax	391,877	(45,988)	(34,998)	(8,955)	301,936	(6,296)	-	(6,622)	289,018
Taxes on income	-	-	-	-	-	-	-	-
Current	-	-	-	-	(21,575)	-	-	-	(21,575)
Deferred	-	-	-	-	(20,720)	2,055	(9,039)	-	(27,704)
Income tax expense	(70,576)	15,690	12,045	546	(42,295)	2,055	(9,039)	-	(49,279)
Income (loss) before equity in results
and noncontrolling interests	321,301	(30,298)	(22,953)	(8,409)	259,641	(4,241)	(9,039)	(6,622)	239,739
Equity in results	26,257	-	-	3,616	29,873	-	-	-	29,873
Net income (loss)	347,558	(30,298)	(22,953)	(4,793)	289,514	(4,241)	(9,039)	(6,622)	269,612
Less: Net income attributable to the noncontrolling interests	(47,900)	-	34,031	(3,616)	(17,485)	-	-	-	(17,485)
Net income (loss) attributable to Gafisa	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net income (loss)
US GAAP net income (loss) available to Common shareholders (Basic earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net Income (loss)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net income (loss) available to Common shareholders (Diluted earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	243,880

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009, 2008 and 2007
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2007

	December 31, 2007 as previously reported	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2007 as previously reported	Deferred tax PPA AUSA	December 31, 2007 as restated

Net operating revenue	1,090,632	(22,730)	(69,927)	997,975	-	997,975

Operating costs (sales and services)	(865,756)	7,841	40,145	(817,770)	-	(817,770)

Gross profit	224,876	(14,889)	(29,782)	180,205	-	180,205

Operating expenses						-
Selling, general and administrative	(192,025)	-	-	(192,025)	-	(192,025)
Other	1,595	-	-	1,595	-	1,595

Operating income	34,446	(14,889)	(29,782)	(10,225)	-	(10,225)

Financial income (expenses)	27,243	1,623	2,763	31,629	-	31,629

Income before income tax, equity in results and noncontrolling interest	61,689	(13,266)	(27,019)	21,404	-	21,404

Income tax expense	(1,988)	4,473	2,920	5,405	(182)	5,223

Income (loss) before equity in results						-
and noncontrolling interests	59,701	(8,793)	(24,099)	26,809	(182)	26,627
Equity in results	8,499	858	9,640	18,997	-	18,997

Net income (Loss)	68,200	(7,935)	(14,459)	45,806	(182)	45,624
Less: Net income attributable to the noncontrolling interests	(4,738)	(858)	(9,640)	(15,236)	-	(15,236)

Net income (loss) attributable to Gafisa	63,462	(8,793)	(24,099)	30,570	(182)	30,388

US GAAP net income (loss)	63,462	(8,793)	(24,099)	30,570	(182)	30,388
US GAAP net income (loss) available to Common shareholders (Basic earnings)	63,462	(8,793)	(24,099)	(32,892)	(182)	30,388

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	63,462	(8,793)	(24,099)	(32,892)	(182)	30,388

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	63,462	(8,793)	(24,099)	(32,892)	(182)	24,443