Form 20-F
period 2010-12-31
Gafisa S.A.
filed 2012-07-06
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

The number of outstanding shares of each class as of December 31, 2010.

Title of Class	Number of Shares Outstanding
Common Stock	431,515,375*

*	Includes 599,486 common shares that were held in treasury.

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
☒     Large Accelerated Filer          ☐ Accelerated Filer            ☐   Non-accelerated Filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:  ☐  US GAAP      ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒   OtherIf “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.   ☐ Item 17      ☒ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes      ☒  No

__________________

i

INTRODUCTION

In this annual report, references to “Gafisa,” “we,” “our,” “us,” “our company” and “the Company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” are to accounting practices adopted in Brazil in effect as of December 31, 2010 (with retroactive treatment to January 1, 2009 for comparative purposes) and “Prior Brazilian GAAP” are to accounting practices adopted in Brazil in effect at December 31, 2008; references to “US GAAP” are to generally accepted accounting principles in the United States. All references to “American Depositary Shares” or “ADSs” are to Gafisa’s American Depositary Shares, each representing two common shares. Any reference to “financial statement” is related to consolidated financial statements.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our financial statements were prepared in accordance with Brazilian GAAP, which are based on:

•
Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, Brazilian Law No. 11,638/07 and Brazilian Law No. 12,431/11, which we refer to hereinafter as “Brazilian corporate law;”

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•
the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC” and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that converged Brazilian GAAP with IFRS. Our Brazilian GAAP financial statements as of and for the years ended December 31, 2008, 2007 and 2006 reflect changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006. The Brazilian Central Bank and the CVM set 2010 as the deadline for final convergence and adoption of IFRS, for the consolidated financial statements of financial institutions and publicly-held companies.

Our audited financial statements as of and for the years ended December 31, 2010 and 2009 have been prepared in accordance with Brazilian GAAP. In addition, our audited financial statements, prepared in accordance with Prior Brazilian GAAP, for the years ended December 31, 2009 and 2008 are included in this annual report for comparative purposes.

Through December 31, 2009, our financial statements were prepared in accordance with Prior Brazilian GAAP.  We elected January 1, 2009 as a transition date to full adoption of the new accounting standards, or “new CPCs”.  Our financial statements as of and for the year ended December 31, 2009 and as of January 1, 2009 have been restated to reflect these adjustments.  In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC.  We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2010.  Consequently, our financial statements are prepared in accordance with the new Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).  We understand that the IASB continues to consider alternatives to its current revenue recognition principles applicable to construction companies and we continue to follow developments as proposed by the CPC and other accounting standards bodies in other jurisdictions.

Reconciliations and descriptions of the effect of the transition to the new Brazilian GAAP are provided in Note 2.1 to our audited financial statements included elsewhere in this annual report.

Brazilian GAAP differs in significant respects from US GAAP and IFRS. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of shareholders’ equity and net income from Brazilian GAAP to US GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our financial statement presentation included in this annual report on Form 20-F is not in compliance with the Securities and Exchange Commission, or the “SEC” Rules and Regulations in that financial information for 2008 is presented in accordance with Prior Brazilian GAAP.  Accordingly, the financial information presented for 2010 and 2009 is not comparable to 2008.

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

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company (Empresa Brasileira de Estudos de Patrimônio), or the “EMBRAESP,” the Association of Managers of Real Estate Companies (Associação de Dirigentes de Empresas do Mercado Imobiliário), or the “ADEMI,” the Getulio Vargas Foundation (Fundaçao Getulio Vargas), or the “FGV,” the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the Real Estate Companies’ Union (Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais), or the “SECOVI,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE” and the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank,” among others. Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

Rounding and Other Information

Some percentages and certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables in this annual report may not be an arithmetic aggregation of the figures that precede them.

In this annual report, all references to “contracted sales” are to the aggregate amount of sales resulting from all agreements for the sale of units (including residential communities and land subdivisions) entered into during a certain period, including new units and units in inventory. Further, in this annual report we use the term “value of launches” as a measure of our performance. Value of launches is not a GAAP measurement. Value of launches, as used in this annual report, is calculated by multiplying the total numbers of units in a real estate development by the average unit sales price.

All references to “potential sales value” are to our estimates of the total amount obtained or that can be obtained from the sale of all launched units of a certain real estate development, calculated by multiplying the number of units in a development by the sale price of the unit. Investors should be aware that our potential sales value may not be realized or may significantly differ from the amount of contracted sales, since the total number of units actually sold may be lower than the number of units launched and/or the contracted sales price of each unit may be lower than the launching price.

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

v

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

A.      Selected Financial Data

The following selected financial data have been derived from our financial statements. The selected financial data as of and for the years ended December 31, 2010 and 2009 have been derived from our financial statements, prepared in accordance with Brazilian GAAP, included elsewhere in this annual report. The selected financial data as of and for the years ended December 31, 2008, 2007 and 2006 have been derived from our financial statements prepared in accordance with Prior Brazilian GAAP. Our financial statements, prepared in accordance with Prior Brazilian GAAP, for the years ended December 31, 2009 and 2008 are included in this annual report for comparative purposes.

Our financial statements are prepared in accordance with Brazilian GAAP which differs in significant respects from US GAAP. For a discussion of the significant differences relating to these financial statements and a reconciliation of net income and shareholders’ equity from Brazilian GAAP to US GAAP, see notes to our audited financial statements included elsewhere in this annual report.  See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our audited financial statements and the related notes included elsewhere in this annual report.

The following table sets forth financial information as of and for the years ended December 31, 2010 and 2009 and have been prepared in accordance with Brazilian GAAP in effect as of December 31, 2010.  Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31,
	2010 As restated (1)		2009 As restated (2)
	(in thousands except per share, per ADS and operating data)(4)
Consolidated Income Statement data:
Brazilian GAAP:
Net operating revenue	R$	3,403,050	R$	3,036,357
Operating costs		(2,460,918)		(2,143,762)
Gross profit		942,132		892,595
Operating expenses, net		(549,403)		(600,815)
Financial expenses, net		(82,117)		(111,006)
Income before income and social contribution taxes		310,612		180,774
Income and social contribution taxes		(22,128)		(37,812)
Net income for the year		288,484		142,962
Net income for the year attributable to noncontrolling interest		(23,919)		(41,222)
Net income for the year attributable to owners of Gafisa S.A.	R$	264,565	R$	101,740
Share and ADS data(3):
Per common share data—R$ pre share:
Earnings per share—Basic		0.6415		0.3808
Earnings per share—Diluted		0.6109		0.3242
Weighted average number of shares outstanding—in thousands		412,434		267,174
Dividends and interest on equity declared—in thousands of R$		98,812		50,716

	As of and for the year ended December 31,
	2010 As restated (1)	2009 As restated (2)
	(in thousands except per share, per ADS and operating data)(4)
Earnings per share—R$ per share (10)	0.6140	0.6100
Number of common shares outstanding as at end of period—in thousands	430,915	166,778
Earnings per ADS—R$ per ADS (4)	1.2279	1.2200
US GAAP:
Net operating revenue	1,929,130	1,700,940
Operating costs	(1,472,084)	(1,256,317)
Gross profit	457,045	444,623
Operating expenses, net	(575,777)	(575,024)
Financial expenses, net	(97,809)	(102,925)
Loss before income and social contribution taxes and equity pick-up	(216,540)	(233,326)
Income and social contribution taxes	(100,811)	40,367
Equity pick-up	42,161	88,913
Net loss for the year	(73,569)	(104,046)
Net income attributable to noncontrolling interests	(21,214)	(30,333)
Net loss attributable to owners of Gafisa S.A. (5)	(94,783)	(134,379)
Per share and ADS data(3):

Per common share data—R$ per share:
Earnings (loss) per share—Basic	(0.2298)	(0.5030)
Earnings (loss) per share—Diluted	(0.2298)	(0.5030)
Weighted average number of shares outstanding – in thousands	412,434	267,174
Dividends declared and interest on equity	98,812	50,716
Per ADS data—R$ per ADS(4):
Earnings (loss) per ADS—Basic (4)	(0.4596)	(1.0060)
Earnings (loss) per ADS—Diluted (4)	(0.4596)	(1.0060)
Weighted average number of ADSs outstanding – in thousands	412,434	267,174
Dividends and interest on equity declared	98,812	50,716

Consolidated Balance Sheet data:
Brazilian GAAP:
Cash, cash equivalents and short term investments	R$	1,201,148	R$	1,424,053
Current and non-current properties for sale		2,206,072		1,748,457
Working capital(5)		4,808,337		3,195,413
Total assets		9,040,791		7,455,421
Total debt(6)		3,290,109		3,122,132
Total equity		3,632,172		2,384,181

US GAAP:
Cash and cash equivalents, short-term and restricted short-term investments	1,127,382	1,395,668
Current and non-current properties for sale	3,690,328	3,068,738
Working capital(5)	3,940,576	2,762,165
Total assets	8,482,267	7,320,057
Total debt(6)	3,081,276	3,057,092
Total Gafisa equity	2,611,844	1,679,418
Equity for noncontrolling interests	20,833	18,426
Total equity	2,632,677	1,697,844

Consolidated Cash Flows provided by (used in):
Brazilian GAAP
Operating activities	(1,079,643)	(692,084)
Investing activities	122,888	(762,164)
Financing activities	920,197	1,555,745

	As of and for the year ended December 31,
	2010 As restated (1)		2009 As restated (2)
	(in thousands except per share, per ADS and operating data)(4)
Consolidated Operating data:
Number of new developments		127		69
Potential sales value(7)	R$	4,491,835	R$	2,301,224
Number of units launched(8)		22,233		10,810
Launched usable area (m2)(9)		3,008,648		1,415,110
Sold usable area (m2)(9)		1,690,160		1,378,177
Units sold		20,744		21,952

(1)
Our 2010 consolidated financial statements previously filed with the Brazilian Securities Comission (CVM) on March 24, 2011 and those furnished as unaudited on Form 6-K to the U.S. Securities and Exchange Commission, filed on January 17, 2012, were restated to reflect a correction of errors related to budget of costs and certain reclassifications on the balance sheet, as disclosed in Note 2.1.4.

(2)
Our Brazilian GAAP financial statements as of and for the years ended December 31, 2009 reflect the initial adoption of new Brazilian GAAP standards, which we retroactively applied beginning on January 1, 2009.

(3)
On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two new issued shares, increasing the number of shares from 167,077,137 to 334,154,274. All Brazilian GAAP and US GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on February 22, 2010. All Brazilian GAAP and US GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on February 22, 2010

(4)	Earnings per ADS is calculated based on each ADS representing two common shares.

(5)	Working capital equals current assets less current liabilities.

(6)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(7)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(8)	The units delivered in exchange for land pursuant to barter transactions are not included.

(9)	One square meter is equal to approximately 10.76 square feet.

(10)	Earnings per share is calculated from the number of common shares outstanding as at end of period.

The following table sets forth financial information as of and for the years ended December 31, 2008, 2007 and 2006 and have been prepared in accordance with Brazilian GAAP in effect at such time.  See “Presentation of Financial and Other Information.”  Significant changes were introduced to Brazilian GAAP in 2010 which were applied retroactively to January 1, 2009 but not to prior periods.  Therefore the financial information as of and for the years as of ended December 31, 2008, 2007 and 2006 is not comparable to the financing information as of and for the years ended December 31, 2010 and 2009. Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31,
	2008(1)		2007(1)		2006(1)
	(in thousands except per share, per ADS and operating data)(2)
Consolidated Income Statement data:
Brazilian GAAP:
Gross operating revenue	R$	1,805,468	R$	1,251,894	R$	681,791
Net operating revenue		1,740,404		1,204,287		648,158
Operating costs		(1,214,401)		(867,996)		(464,766)
Gross profit		526,003		336,291		183,392
Operating expenses, net		(357,798)		(236,861)		(118,914)
Financial income (expenses), net		7,815		28,628		(11,943)
Income before income and social contribution taxes		176,020		128,058		52,535
Income and social contribution taxes		(43,397)		(30,372)		(8,525)
Net income for the year		132,623		97,686		44,010
Net income for the year attributable to noncontrolling interest		(22,702)		(6,046)		—

	As of and for the year ended December 31,
	2008(1)		2007(1)		2006(1)
	(in thousands except per share, per ADS and operating data)(2)
Net income for the year attributable to owners of Gafisa S.A.		109,921		91,640		44,010
Share and ADS data(2):
Per common share data—R$ pre share:
Earnings (loss) per share—Basic		—		—		—
Earnings (loss) per share—Diluted		—		—		—
Weighted average number of shares outstanding—in thousands		—		—		—
Dividends and interest on equity declared		26,104		26,981		10,938
Earnings per share—R$ per share		0.8458		0.7079		0.4258

Number of common shares outstanding as at end of period		129,962,546		129,452,121		103,369,950
Earnings per ADS—R$ per ADS (3)		1.6916		1.4158		0.8516
US GAAP as restated:
Net operating revenue		1,306,627		997,975		659,514
Operating costs		(979,604)		(817,770)		(487,881)
Gross profit		327,023		180,205		171,633
Operating expenses, net		(114,658)		(190,430)		(139,188)
Financial income (expenses), net		76,653		31,629		4,022
Income before income taxes, equity in results		289,018		21,404		36,467
Taxes on income		(49,279)		5,223		(11,776)
Equity in results		29,873		18,997		894
Cumulative effect of a change in an accounting principle:		—		—		(157)
Net income		269,612		45,624		25,428
Less: Net income attributable to noncontrolling interests		(17,485)		(15,236)		(1,125)
Net income attributable to owners of Gafisa S.A. (4)		252,127		30,388		24,303

Per share and ADS data(2):
Per preferred share data—R$ per share:
Earnings per share—Basic		—		—		0.0759
Earnings per share—Diluted		—		—		0.0749
Weighted average number of shares outstanding – in thousands		—		—		3,402
Per common share data—R$ per share:
Earnings per share—Basic		0.9722		0.1206		0.1244
Earnings per share—Diluted		0.5726		0.0915		0.1229
Weighted average number of shares outstanding – in thousands		259,341		252,063		197,592
Dividends declared and interest on equity		26,104		26,981		10,938
Per ADS data—R$ per ADS(3):
Earnings per ADS—Basic (3)		1.9444		0.2411		0.2487
Earnings per ADS—Diluted (3)		1.1452		0.1830		0.2458
Weighted average number of ADSs outstanding – in thousands		129,671		126,032		98,796
Dividends and interest on equity declared		26,104		26,981		10,938

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	R$	605,502	R$	517,420	R$	266,159
Current and non-current properties for sale		2,028,976		1,022,279		486,397
Working capital(5)		2,448,305		1,315,406		926,866
Total assets		5,538,858		3,004,785		1,558,590
Total debt(6)		1,552,121		695,380		295,445
Total equity		1,612,419		1,498,728		807,433

US GAAP:
Cash and cash equivalents		510,504		512,185		260,919
Current and non-current properties for sale		2,663,737		1,204,881		500,026
Working capital(5)		2,653,630		1,322,692		926,866
Total assets		5,381,926		2,878,331		1,558,590

As of and for the year ended December 31,
2008(1)	2007(1)	2006(1)
(in thousands except per share, per ADS and operating data)(2)

Total debt(6)	1,525,138	686,524	289,416
Total Gafisa equity	1,465,866	1,264,919	793,539
Noncontrolling interests	420,165	29,156	1,050
Total equity	1,886,031	1,294,075	794,589

Consolidated Cash flow provided by (used in):
Brazilian GAAP
Operating activities	(812,512)	(451,929)	(271,188)
Investing activities	(78,300)	(149,290)	(25,609)
Financing activities	911,817	842,629	429,065

Operating data:
Number of new developments	64	53	30
Potential sales value(7)	2,763,043	2,235,928	1,005,069
Number of units launched(8)	10,963	10,315	3,052
Launched usable area (m2)(9) (10)	1,838,000	1,927,821	407,483
Sold usable area (m2)(9) (10)	1,339,729	2,364,173	357,723
Units sold	11,803	6,120	3,049

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

(2)
On January 26, 2006, all our preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All US GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on January 27, 2006. All US GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retroactively to reflect the share split on January 27, 2006.

(3)	Earnings per ADS is calculated based on each ADS representing two common shares.

(4)	The following table sets forth reconciliation from US GAAP net income to US GAAP net income available to common shareholders:

	As of and for the year ended December 31,
	2008	2007	2006
Reconciliation from US GAAP net income attributable to Gafisa to US GAAP net income available to common shareholders (Basic):
US GAAP net income (Basic)	252,127	30,388	24,303
Undistributed earnings for Preferred Shareholders (Basic earnings)	—	—	(258)
US GAAP net income available to common shareholders (Basic earnings)	252,127	30,388	24,045
Reconciliation from US GAAP net income attributable to Gafisa to US GAAP net income available to common shareholders (Diluted):
US GAAP net income	243,880	24,443	24,303
Undistributed earnings for Preferred Shareholders (Diluted earnings)		—	(259)
US GAAP net income available to common shareholders (Diluted earnings)	243,880	24,443	24,045

(5)	Working capital equals current assets less current liabilities.

(6)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(7)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(8)	The units delivered in exchange for land pursuant to barter transactions are not included.

(9)	One square meter is equal to approximately 10.76 square feet.

(10)	Does not include data for FIT, Tenda and Bairro Novo.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2%. In 2010, the real appreciated by 4.3% against the U.S. dollar. On December 31, 2010, the period-end real/U.S. dollar exchange rate was R$1.666 per US$1.00. In 2011, the real depreciated by 11.2% against the U.S. dollar.  In the five-month period ended May 31, 2012, the real depreciated by 7.8% against the U.S. dollar.  On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per US$1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended:

December 31, 2007	R$1.771	R$1.793	R$1.762	R$1.823
December 31, 2008	2.337	2.030	1.559	2.500
December 31, 2009	1.741	2.062	1.702	2.422
December 31, 2010	1.665	1.759	1.655	1.880
December 31, 2011	1.876	1.718	1.535	1.902
Month Ended:
October 2011	1.689	1.787	1.689	1.886
November 2011	1.811	1.810	1.727	1.894
December 2011	1.876	1.829	1.783	1.876
January 2012	1.739	1.804	1.739	1.868
February 2012	1.709	1.720	1.702	1.738
March 2012	1.822	1.774	1.715	1.833
April 2012	1.892	1.859	1.826	1.892
May 2012	2.022	1.998	1.915	2.082
June 2012	2.021	2.054	2.018	2.090

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On June 29, 2012, the selling rate was R$2.021 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at June 29, 2012 may not be indicative of future exchange rates.

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

Risks Relating to Our Business and to the Brazilian Real Estate Industry

Our business, results of operations, financial condition and the market price of our common shares or the ADSs may be adversely affected by weaknesses in general economic, real estate and other conditions.

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

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product, or “GDP” resulting in a decrease in both the number of developments launched and the rate of sales of our units. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo and Rio de Janeiro, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability.

The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that affect our reputation, and therefore our sales and growth. We may experience delays in the construction of our projects or there may be defects in materials and/or workmanship. Any defects could delay the completion of our real estate projects, or, if such defects are discovered after completion, expose us to civil lawsuits by purchasers or tenants. These factors may also adversely affect our reputation as a contractor for third party projects, since we are responsible for our construction services and the building itself for five years. Construction projects often involve delays in obtaining, or the inability to obtain, permits or approvals from the relevant authorities. In addition, construction projects may also encounter delays due to adverse weather conditions, natural disasters, fires, delays in the provision of materials or labor, accidents, labor disputes, unforeseen engineering, environmental or geological problems, disputes with contractors and subcontractors, unforeseen conditions at construction sites, disputes with surrounding landowners, or other events. In addition, we may encounter previously unknown conditions at or near our construction sites that may delay or prevent construction of a particular project. If we encounter a previously unknown condition at or near a site, we may be required to correct the condition prior to continuing construction and there may be a delay in the construction of a particular project. The occurrence of any one or more of these problems in our real estate projects could adversely affect our reputation and our future sales.

We may incur construction and other development costs for a project that exceeds our original estimates due to increases over time in interest rates, real estate taxes or costs associated with materials and labor, among others. We may not be able to pass these increased costs on to purchasers. Construction delays, scarcity of skilled workers, default and or bankruptcy of third party contractors, cost overruns and adverse conditions may also increase project development costs. In addition, delays in the completion of a project may result in a delay in the commencement of cash flow, which would increase our capital needs.

Our inability to acquire adequate capital to finance our projects could delay the launch of new projects and adversely affect our business.

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2010, our net debt level payable to venture partners (indebtedness from debentures, working capital, project financing and payables to venture partners balance, net of our cash position) was in excess of R$2,469 million: our cash and cash equivalents and short-term investments was in excess of R$1,201 million and our total debt was R$3,290 million and obligations to venture partners was R$0.4 million.

Changing market conditions may adversely affect our ability to sell our property inventories at expected prices, which could reduce our margins and adversely affect the market price of our common shares or the ADSs.

We must constantly locate and acquire new tracts of land for development and development home sites to support our homebuilding operations. There is a lag between the time we acquire land for development or development home sites and the time that we can bring the properties to market and sell homes. As a result, we face the risk that demand for housing may decline, costs of labor or materials may increase, interest rates may increase, currencies may fluctuate and political uncertainties may occur during this period and that we will not be able to dispose of developed properties at expected prices or profit margins or within anticipated time frames or at all. Significant expenditures associated with investments in real estate, such as maintenance costs, construction costs and debt payments, cannot generally be reduced if changes in the economy cause a decrease in revenues from our properties. The market value of property inventories, undeveloped tracts of land and desirable locations can fluctuate significantly because of changing market conditions. In addition, inventory carrying costs (including interest on funds unused to acquire land or build homes) can be significant and can adversely affect our performance. Because of these factors, we may be forced to sell homes and other real properties at a loss or for prices that generate lower profit margins than we anticipate. We may also be required to make material write-downs of the book value of our real estate assets in accordance with Brazilian and US GAAP if values decline. The occurrence of any of these factors may adversely affect our business and results of operations.

We are subject to risks normally associated with permitting our purchasers to make payments in installments; if there are higher than anticipated defaults or if our costs of providing such financing increase, then our profitability could be adversely affected.

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

In the case of a payment default after the delivery of financed units, Brazilian law provides for the filing of a collection claim to recover the amount owed or to repossess the unit following specified procedures. The collection of overdue amounts or the repossession of the property is a lengthy process and involves additional costs. It is uncertain that we can recover the full amount owed to us or that if we repossess a unit, we can re-sell the unit at favorable terms or at all.

The affordable entry-level segment is strongly dependent on the availability of financing, including from the Minha Casa, Minha Vida program and from Caixa Econômica Federal, or “CEF.” The scarcity of financing, the increase in interest rates, the reduction in financing terms, share of financing per unit and subsidies or any other modification in other financing terms and conditions may adversely affect the performance of the affordable entry-level segment.

If we or the SPEs in which we participate fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

We and the SPEs in which we participate are subject to various federal, state and municipal laws and regulations, including those relating to construction, zoning, soil use, environmental protection, historical sites, consumer protection and antitrust. We are required to obtain, maintain and renew on a regular basis permits, licenses and authorizations from various governmental authorities in order to carry out our projects. We strive to maintain compliance with these laws and regulations. If we are unable to achieve or maintain compliance with these laws and regulations, we could be subject to fines, project shutdowns, cancellation of licenses and revocation of authorizations or other restrictions on our ability to develop our projects, which could have an adverse impact on our business, financial condition and results of operations. In addition, our contractors and subcontractors are required to comply with various labor and environmental regulations and tax and other regulatory obligations. Because we are secondary obligors to these contractors and subcontractors, if they fail to comply with these regulations or obligations, we may be subject to penalties by the relevant regulatory bodies.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretation of existing laws and regulations will not be promulgated. Furthermore, we cannot assure you that any if enacted, such more onerous regulations would not cause delays in our projects or that we would be able to secure the relevant permits and licenses. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly, which can adversely affect our business and the market price of our common shares or the ADSs.

Scarcity of financing and/or increased interest rates could cause a decrease in the demand for real estate properties, which could negatively affect our results of operations, financial condition and the market price of our common shares or the ADSs.

The scarcity of financing and/or an increase in interest rates or in other indirect financing costs may adversely affect the ability or willingness of prospective buyers to purchase our products and services, especially prospective low income buyers. A majority of the bank financing obtained by prospective buyers comes from the Housing Financial System (Sistema Financeiro de Habitação), or “SFH,” which is financed by funds raised from savings account deposits. The Brazilian Monetary Council (Conselho Monetário Nacional), or the “CMN,” often changes the amount of such funds that banks are required to make available for real estate financing. If the CMN restricts the amount of available funds that can be used to finance the purchase of real estate properties, or if there is an increase in interest rates, there may be a decrease in the demand for our residential and commercial properties and for the development of lots of land, which may adversely affect our business, financial condition and results of operations.

We and other companies in the real estate industry frequently extend credit to our clients. As a result, we are subject to risks associated with providing financing, including the risk of default on amounts owed to us, as well as the risk of increased costs of funding our operations. An increase in inflation would raise the nominal amounts due from our clients, pursuant to their sales agreements, which may increase their rates of default. If this were to occur, our cash generation and, therefore, our operating results may be adversely affected. In addition, we obtain financings from financial institutions at different rates and subject to different indexes and may be unable to match our debt service requirements with the terms of the financings we grant to our clients. The mismatch of rates and terms between the funds we obtain and the financings we grant may adversely affect us.

Some of our subsidiaries use significant funding from the home financing programs of the CEF, including the Minha Casa, Minha Vida program, and, as a result, are subject to institutional and operating changes in the CEF and enhance customer risk profiles associated with clients eligible for these programs.

The CEF has several home financing programs for the low-income segment, which are used by Construtora Tenda S.A., or Tenda, to fund its activities. The CEF is a state-owned financial institution and is subject to political influence, which may change the availability or the terms of the home financing programs. The cancelation, suspension, interruption or a significant change in such programs may affect our growth estimates and our business. Furthermore, the suspension, interruption or slowdown in the CEF’s activities to approve projects, grant financing to our clients and evaluate construction process, among other activities, may adversely impact our business, financial position, results of operations and the market price of our common shares and ADSs.

Also, in March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida,” with an announcement in 2010 of a second phase of the program from 2011 until 2014, that aims to finance two million houses, twice as much as was financed in the first phase of the program. The Program aims to reduce the housing deficit in Brazil, which as of 2010 was estimated to be 5.5 million houses. The program calls for government investment of more than R$30 billion in the first phase and more than R$72 billion during the second phase, to be made through financing available from CEF, and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under the second phase of this program, 800 thousand houses will be built for families with monthly incomes of three to ten times the minimum wage, which are our target clients through our Tenda brand. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment.

Financing to the affordable entry-level segment is primarily made available through the CEF. Any changes in such financing would force us to seek new sources of financing and the availability of funds under similar conditions is limited, which would have an adverse effect on our results of operations.

We may sell portions of our landbank located in nonstrategic regions, which is in line with our future strategies.  As a result, we will prepare an annual analysis for impairment of our landbank.

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions.  As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio.  As of December 31, 2010, there was no landbank classified as available for sale and there were no impairment indicators identified, thus no provision for impairment was required at this date. During 2011 we made a decision to sell a portion of our landbank and our evaluation of impairment resulted in recording a provision for impairment in the amount of R$92.1 million.

The real estate industry is dependent on the availability of credit, especially in the affordable entry-level segment.

One of our main strategies is to expand our operations to the affordable entry-level segment in which clients are strongly dependent on bank financing to purchase homes. This financing may not be available on favorable terms to our clients, or at all. Changes in the Real Estate Financing System (Sistema de Financiamento Imobiliário), or “SFI”, and in the SFH rules, the scarcity of available resources or an increase in interest rates may affect the ability or desire of such clients to purchase homes, consequently affecting the demand for homes. These factors would have a material adverse effect on our business, financial condition and results of operations.

Because we recognize sales revenue from our real estate properties under the percentage of completion method of accounting under Brazilian GAAP as generally adopted by construction companies and under US GAAP, when we meet the conditions specified by the respective accounting standards, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

We recognize revenue from the sale of units in our properties based on the percentage of completion method of accounting, which requires us to recognize revenue as we incur the cost of construction. Total cost estimates are revised on a regular basis as the work progresses, and adjustments based upon such revisions are reflected in our results of operations in accordance with the method of accounting used. To the extent that these adjustments result in an increase, a reduction or an elimination of previously reported income, we will recognize a credit to or a charge against income, which could have an adverse effect on our previously reported revenue and income.

Our participation in SPEs creates additional risks, including potential problems in our financial and business relationships with our partners.

We invest in SPEs with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection laws and regulations. These risks could have an adverse effect on us.

We may experience difficulties in finding desirable land tracts and increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Brazilian home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand, decreased supply or both. A resulting rise in land prices may increase our cost of sales and decrease our earnings. We may not be able to continue to acquire suitable land at reasonable prices in the future, which could adversely affect our business.

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

Increases in the price of raw materials and fixtures may increase our cost of sales and reduce our earnings.

The basic raw materials and fixtures used in the construction of our homes include concrete, concrete block, steel, aluminum, bricks, windows, doors, roof tiles and plumbing fixtures. Increases in the price of these and other raw materials, including increases that may occur as a result of shortages, duties, restrictions, or fluctuations in exchange rates, could increase our cost of sales. Any such cost increases could reduce our earnings and adversely affect our business.

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

There are risks for which we do not have insurance coverage or the insurance coverage we have in place may not be sufficient to cover damages that we may suffer.

We maintain insurance policies with coverage for certain risks, including damages arising from engineering defects, fire, landslides, storms, gas explosions and civil liabilities stemming from construction errors. We believe that the level of insurance we have contracted for accidents is consistent with market practice. However, there can be no assurance that such policies will always be available or provide sufficient coverage for certain damages. In addition, there are certain risks that may not be covered by such policies, such as damages resulting from war, force majeure or the interruption of certain activities and, therefore any requirement to pay amounts not covered by our insurance may have a negative impact on our business and our results of operations. Furthermore, we are required to pay penalties and other fines whenever there is delay in the delivery of our units, and such penalties and fines are not covered by our insurance policies.

Moreover, we cannot guarantee that we will be able to renew our current insurance policies under favorable terms, or at all. As a result, insufficient insurance coverage or our inability to renew existing insurance policies could have an adverse effect on our financial condition and results of operations.

Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry.

As of December 31, 2010, our total debt and investor obligations was R$3.7 billion and our short-term debt was R$0.8 billion. In addition, as of December 31, 2010, our cash and cash equivalents and short-term investments available was R$1.2 billion and our net debt represented 68.0% of our shareholders’ equity including the noncontrolling interest. Our indebtedness has variable interest rates. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately R$36.7 million on our earnings and cash flows, based on the net debt level as of December 31, 2010.

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

Certain of our debt agreements contain financial and other covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios, ratings and tests. Our ability to meet these financial ratios, ratings and tests can be affected by events beyond our control and we cannot assure that we will meet those tests, especially given the lower yield environment in which the industry currently operates. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we could be forced to seek waivers. We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. As of December 31, 2011, we and our subsidiary Tenda were in default on the contractual covenants provided for in certain of our debentures, for which we obtained a waiver and renegotiated certain covenant ratios in March 2012. In each of January, April and June 2012, we were in default on restrictive covenants for a bank loan (cédula de crédito imobiliário) or CCB in the amount of R$100 million as a result of a downgrade in our corporate rating. In each instance, we obtained a waiver to avoid early redemption of this indebtedness.  If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration. While we do not believe such occurrence to be likely, if it were to happen, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us.

We may not be successful in managing and integrating the businesses and activities of Alphaville, Cipesa and Tenda.

We have acquired controlling stakes in three Brazilian real estate companies: (1) Alphaville Urbanismo S.A., one of the largest residential community development companies in Brazil; (2) Cipesa Empreendimentos Imobiliários S.A., the leading homebuilder in the State of Alagoas; and (3) Construtora Tenda S.A., a residential homebuilder with a focus on the affordable entry-level segment. However, we may not be successful in managing and integrating these companies, which could adversely affect our business.

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

We currently are, and may be in the future, defendants in several judicial and administrative proceedings related to civil, labor and tax matters. We cannot assure you that we will obtain favorable decisions in such proceedings, that such proceedings will be dismissed, or that our provisions for such proceedings are sufficient in the event of an unfavorable decision. Unfavorable decisions that impede our operations, as initially planned, or that result in a claim amount that is not adequately covered by provisions in our balance sheet, may adversely affect our business and financial condition.

We may be held responsible for labor liabilities of our third party contractors.

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2010, we had a total of R$80.7 million of labor liabilities and provisions for such liabilities in the amount of R$23.8 million. 86% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

Failure to keep members of our senior management and/or our ability to recruit and retain qualified professionals may have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on the continued service and performance of our senior management and our ability to recruit and retain qualified professionals. None of the members of our senior management are bound to long-term labor contracts or non-compete agreements and there can be no assurance that we will successfully recruit and retain qualified professionals to our management as our business grows. The loss of any key professionals or our inability to recruit or retain qualified professionals may have an adverse effect on our business, financial condition and results of operations.

We may be unable to successfully implement our strategy of reorganizing our operational organization and performance.

We intend to carry out a strategy seeking to reorganize our operational organization and promote performance. This strategy includes the implementation of a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand, and implementing a corporate culture shift within our Tenda brand focused on aligning incentives to improve project execution. This strategy is intended to pursue the goal of helping to produce more stable cash flow and contributing toward a return to sustainable growth. However, there we can be no assurance that we will be able to successfully implement such strategy, and therefore we may also be unsuccessful in achieving such goals behind such strategy, which could result in a material adverse effect with respect to our business, financial condition or results of operations.

Changes in Brazilian GAAP due to its migration towards IFRS may adversely affect our results.

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter, the CPC issued new accounting standards that converged adapted Brazilian GAAP to IFRS.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at the time.  We elected January 1, 2009 as a transition date to full adoption of the new Brazilian GAAP as generally adopted by construction companies in Brazil, and amended certain accounting practices in the Brazilian GAAP financial statements.  Our financial statements as of and for the year ended December 31, 2009 have been restated to reflect these adjustments.  As the prior period Brazilian GAAP financial statements were not adjusted to the new Brazilian GAAP as generally adopted by construction companies in Brazil, these financial statements are not comparable to the restated financial statements as at and for the years ended December 31, 2010 and 2009 (restated). Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities and CPC 37 has been applied in preparing the financial statements for the years ended December 31, 2010 and 2009 (restated).

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee or “IFRIC.” The results of this consideration may cause us to revise our accounting practices related to the recognition of our revenues.

There can be no assurance that these modifications will not materially and adversely affect our financial statements, on a retrospective or prospective basis, in particular the recognition of our revenues and related costs and our financial position and results of operations and impact the comparability of our financial statements for future periods with our financial statements presented herein and our financial covenants as defined in our credit facilities.

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

In connection with the preparation of our financial statements as of and for the year ended December, 31, 2010, we identified material weaknesses as discussed more fully in Item 15 regarding the following:

•
revenue recognition under U.S. GAAP principally related to evaluation of the contractual  provisions existing within our sales contracts that provide for a potential refund to our customers and classification of certain items in both the income statement and balance sheet;

•	budgets of the costs of works in progress for both Brazilian and U S GAAP where we did not identify the adjustments to budgets in connection with our revenue recognition accounting;

•	cash equivalents classification under U.S. GAAP;

•
business combination accounting under U.S. GAAP related to accounting for goodwill and related income taxes and the purchase obligation for the non-controlling interest related to the Alphaville Urbanismo S.A. purchase contract;

•	income tax accounting in respect to deferred tax asset realization assessment, presentation net and classification of presumed income tax payable; and

•	financial statement closing process as related to consolidation and other matters.

Failure to remediate timely any identified deficiencies in internal control could cause us to spend significant resources and costs in an attempt to complete remediation and ensure compliance with our reporting obligations. The rules of the SEC require that we file periodic reports containing our financial statements within a specified time following the completion of annual fiscal periods, and we were not in compliance with these timely filing requirements with respect to our 2010 and 2011 annual reports on Form 20-F. This and any future failure by us to timely file our periodic reports with the SEC may result in a number of adverse consequences that could materially and adversely affect our business, including, without limitation, potential action by the SEC against us, shareholder lawsuits, delisting of our stock and general damage to our reputation.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares or the ADSs.

The Brazilian economy has been characterized by frequent and occasionally extensive intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of the Brazilian economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

•	exchange rate movements;

•	exchange control policies;

•	expansion or contraction of the Brazilian economy, as measured by rates of GDP;

•	inflation;

•	tax policies;

•	other economic, political, diplomatic and social developments in or affecting Brazil;

•	interest rates;

•	energy shortages;

•	liquidity of domestic capital and lending markets; and

•	social and political instability.

Uncertainty over whether the Brazilian government may implement changes in policy or regulations may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets as well as securities issued abroad by Brazilian issuers. As a result, these uncertainties and other future developments in the Brazilian economy may adversely affect us and our business and results of operations and the market price of our common shares and the ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011 and 2.5% in the five month period ended May, 2012. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010, 6.5% in 2011 and 2.2% in the five month period ended May, 2012. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.14% in 2009, 7.77% in 2010, 7.49% in 2011 and 4.39% in the five month period ended May, 2012. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Social, political and economic events and the perception of risks, especially in other emerging economies, may adversely affect the Brazilian economy, and consequently, our business, financial condition, results of operations and the market price of our securities.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally, especially in the United States. The prices of shares traded on the Sao
Paulo Stock Exchange (BM&F Bovespa S.A. – Bolsa de Valores Mercadorias e Futuros), or the “BM&FBOVESPA” have been historically affected by the fluctuation of interest rates and stock exchange indexes in the United States. Events in other countries or capital markets could have an adverse effect on the price of our shares, which could make it more difficult for us to access the capital markets and obtain financing on acceptable terms in the future, or at all.

Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares and the ADSs.

The Central Bank establishes the basic interest rate target for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of market interest rates, as established by the Central Bank. Should such interest rates increase, the costs relating to the service of our debt obligations would also increase.

As of December 31, 2010 our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares.

Brazilian law permits the Brazilian government to impose temporary restrictions on conversions of Brazilian currency into foreign currencies and on remittances to foreign investors of proceeds from their investments in Brazil whenever there is a serious imbalance in Brazil’s balance of payments or there are reasons to expect a pending serious imbalance. The Brazilian government last imposed remittance restrictions for approximately six months in 1989 and early 1990. The Brazilian government may take similar measures in the future. Any imposition of restrictions on conversions and remittances could hinder or prevent holders of our common shares or the ADSs from converting into U.S. dollars or other foreign currencies and remitting abroad dividends, distributions or the proceeds from any sale in Brazil of our common shares. Exchange controls could also prevent us from making payments on our U.S. dollar-denominated debt obligations and hinder our ability to access the international capital markets. As a result, exchange controls restrictions could reduce the market prices of our common shares and the ADSs.

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

The Brazilian economy is also affected by international economic and general market conditions, especially economic and market conditions in the United States. Share prices on the BM&FBOVESPA for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of approximately US$1.4 trillion as of March 31, 2012 and an average daily trading volume of US$3.5 billion for 2012. In comparison, the NYSE had a domestic market capitalization of US$12.4 trillion (excluding funds and non-U.S. companies) as of March 31, 2012 and an average daily trading volume of approximately US$45 billion for 2012.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 44.3% of the aggregate market capitalization of the BM&FBOVESPA as of March 31, 2012. The top ten stocks in terms of trading volume accounted for 44.3% of all shares traded on the BM&FBOVESPA in 2010. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2012 was US$8.9 million and US$2.4 million, respectively.

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

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We will acquire the remaining 20% of Alphaville’s shares that we currently do not own through the issuance of an estimated 70,251,551 shares, which we intend to complete by the first semester of 2012, as per material fact issued on June 8, 2012. As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends for fiscal year 2006 in the total amount of R$11.0 million, or R$0.10 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury). In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which were fully paid to our shareholders on April 29, 2008. On April 30, 2009, our shareholders approved the distribution of dividends for the fiscal year 2008 in the amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 18, 2009. On April 27, 2010, our shareholders approved the distribution of dividends for the fiscal year 2009 in the amount of R$50.7 million, or R$0.12 per share (giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 15, 2010. Based on the results of the fiscal year 2010, on April 29, 2011, our shareholders approved the distribution of a dividend in the amount of R$98.8 million, or R$0.23 per share, which were fully paid to our shareholders on December 28, 2011. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

No single shareholder or group of shareholders holds more than 50% of our capital stock. There is no guidance in Brazilian corporate law for publicly-held companies without an identified controlling shareholder. Due to the absence of a controlling shareholder, we may be subject to future alliances or agreements between our shareholders, which may result in the exercise of a controlling power over our company by them. In the event a controlling group is formed and decides to exercise its controlling power over our company, we may be subject to unexpected changes in our corporate governance and strategies, including the replacement of key executive officers. Additionally, we may be more vulnerable to a hostile takeover bid. The absence of a controlling group may also jeopardize our decision-making process as the minimum quorum required by law for certain decisions by shareholders may not be reached and, as a result, we cannot guarantee that our business plan will be affected. Any unexpected change in our management team, business policy or strategy, any dispute between our shareholders, or any attempt to acquire control of our company may have an adverse impact on our business and result of operations.

Holders of ADSs will not be able to enforce the rights of shareholders under our by-laws and Brazilian corporate law and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and Brazilian corporate law.

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

According to Law No. 10,833 of December 29, 2003, the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. Thus, gains arising from a disposition of our common shares by a non-resident of Brazil to another non-resident of Brazil are subject to income tax.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation— U.S. Federal Income Tax Considerations”) would be treated as U.S. source gain or loss for all foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 58 years ago, we have completed and sold more than 1,000 developments and constructed over 12 million square meters of housing under the Gafisa segment, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our segments include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville, which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2010, approximately 48% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 16% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 36% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders and currently operate in more than 140 cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 23 states and the Federal District. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2010, approximately 47% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

In the fourth quarter of 2011, we conducted an extensive review of our operations and the operations of our subsidiaries, and our combined business strategy. As a result of this review, the following changes were made: temporary reductions of the activities of the Tenda segment, increase in investments in the Alphaville segment and focus the Gafisa segment on the markets of Sao Paulo and Rio de Janeiro.

Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Our agent for service of process in the United States is National Corporate Research, Ltd. located at 10 East 40th Street, 10th floor, New York, NY 10016.

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

In September 2006, we created Gafisa Vendas Intermediação Imobiliária Ltda., or “Gafisa Vendas,” to function as our internal sales division in the state of São Paulo and in February 2007, we created a branch of Gafisa Vendas in Rio de Janeiro, or “Gafisa Vendas Rio,” to function as our internal sales division in the metropolitan region of Rio de Janeiro.

In October 2006, we entered into an agreement with Alphaville Participações S.A. to acquire 100% of Alphaville Urbanismo S.A., or “Alphaville,” one of the largest residential community development companies in Brazil in terms of units and square meters, focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provided for the purchase of the remaining 40% in two phases: 20% was purchased in 2010 for R$126.5 million through the issuance of 9,797,792 new common shares by Gafisa and the remaining 20% will be purchased in 2012, either in cash or shares issued by us, at our sole discretion.  Alphaville is operating as one of our subsidiaries based in the city of São Paulo.

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

On March 17, 2007, we concluded our initial public offering of common shares in the United States, resulting in a public float of 78.6% of our total share capital at the conclusion of the offering. Upon completion of the offering, entities related to Equity International and GP controlled 14.2% and 7.3% of our total capital stock, respectively. In June 2007, Brazil Development Equity Investments, LLC, a company affiliated with GP, sold its remaining stake in our company (7.1% of our capital stock at the time).

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of lower and lower-middle income residential projects. On October 21, 2008, Gafisa and Tenda concluded a business combination in which FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income segment in Brazil focused on developing real estate units with an average price of less than R$200.0 million. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda. On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares.  As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa. On October 26, 2007, Gafisa acquired 70% of Cipesa Engenharia S.A., a leading homebuilder in the State of Alagoas at the time.

On October 1, 2010, Equity International sold its remaining stake in our company and as a result, we do not have any shareholders holding over 5.0% of our shares.

Capital Expenditures

In 2008, we invested R$63.1 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$35.5 million, investments in information technology equipment and software, which totaled R$3.7 million, in office facilities, which totaled R$4.2 million and the implementation of the enterprise application software SAP, which totaled R$2.0 million.

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

In 2010, we invested R$63.5 million in property and equipment, primarily information technology equipment, software, expenses for the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$43.4 million, investments in information technology equipment and software, which totaled R$10.8 million, in construction equipment, which totaled R$4.4 million and in machine and equipment, which totaled R$3.9 million.

Our capital expenditures are all made in Brazil and are usually funded by internal sources. We currently do not have any significant capital expenditures in progress.

B.           Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. Over the last 50 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,000 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our segments “Gafisa,” “Alphaville,” and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2010, approximately 48% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa segment. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 16% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 36% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in more than 140 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 23 states and the Federal District, which represents approximately 90% of the national population and approximately 90% of the gross domestic product as of December 31, 2010. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2010 approximately 47% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

As a result of the review of our operations in the fourth quarter of 2011, the Gafisa segment will focus mainly on the São Paulo and Rio de Janeiro markets, as we will increase investments in the Alphaville segment and temporarily reduce the activities of the Tenda segment.

Our Markets

We are present in more than 140 municipalities, including Ananindeua, Aracajú, Barueri, Bauru, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Camaçari, Campina Grande, Campinas, Campo Grande, Caruaru, Caxias do Sul, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Fortaleza, Foz do Iguaçú, Goiânia, Governador Valadares, Gramado, Gravataí, Jandira, João Pessoa, Juiz de Fora, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Petrópolis, Piracicaba, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Sabará, Salvador, Santos, São Bernardo do Campo, São Gonçalo, São José dos Campos, São Luis, São Paulo, São Vicente, Sobradinho, Sorocaba, Suzano, Teresina, Uberlândia, Vila Velha and Vitória, across 23 states and the Federal District throughout Brazil.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units;

•	land subdivisions (also known as residential communities), and

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our sales from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2010	2010	2009 (1)	2009	2008(2)	2008
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	3,751,242	83.1	1,726,399	73.9	1,829,780	80.4
Land subdivisions	740,593	16.4	419,512	17.6	405,678	17.8
Commercial	0	0.0	155,313	6.5	3,100	0.1
Pre-sales	4,491,835	99.5	2,301,224	98.0	2,238,558	98.4
Construction services	24,289	0.5	47,999	2.0	37,268	1.6
Total real estate sales	4,516,124	100.0	2,349,223	100.0	2,275,826	100.0

(1)	Consolidates all sales of Tenda since January 1, 2009.

(2)	Includes sales of Tenda since October 22, 2008.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2010	2009	2008
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	1,537,604	804,937	918,156
Developments launched (9)	26	11	13
Usable area (m2)(2)	357,699	157,755	288,028
Units launched(3)	3,336	1,490	2,301
Average sales price (R$/m2)(2)	4,568	5,102	3,188
Rio de Janeiro
Potential sales value of units launched(1)	158,953	95,955	443,516
Developments launched (9)	3	3	8
Usable area (m2)(2)	36,075	19,015	196,189
Units launched(3)	285	436	837
Average sales price (R$/m2)(2)(4)	4,406	5,046	2,261
Other States (7)
Potential sales value of units launched(1)	458,766	363,628	551,728
Developments launched (9)	17	13	15
Usable area (m2)(2)	221,747	138,503	163,61
Units launched(3)	1,504	1,487	1,811
Average sales price (R$/m2)(2)(4)	2,068	2,625	3,372
Total Gafisa
Potential sales value of units launched(1)	2,155,323	1,264,520	1,913,400
Developments launched (9)	46	27	36
Usable area (m2)(2)	615,521	315,273	647,827
Units launched(3)	5,124	3,413	4,949
Average sales price (R$/m2)(2)(4)	3,626	4,011	2,954
Alphaville
Potential sales value of units launched(1)	740,592	419,512	312,515
Developments launched (9)	15	10	11
Usable area (m2)(2) (8)	1,705,121	1,039,434	956,665
Units launched(3)	3,607	2,096	1,818
Average sales price (R$/m2)(2)(4)	434	403	327
Tenda(5)(6)
Potential sales value of units launched(1)	1,595,919	617,191	1,448,325
Developments launched (9)	66	31	1
Usable area (m2)(2)	709,106	—	—
Units launched(3)	13,502	5,286	112
Average sales price (R$/m2)(2)(4)	2,251	—	—
FIT(7)
Potential sales value of units launched(1)	—	—	496,147
Developments launched	—	—	16
Usable area (m2)(2)	—	—	—
Units launched(3)	—	—	3,759
Average sales price (R$/m2)(2)(4)	—	—	—
Bairro Novo(8)
Potential sales value of units launched(1)	—	—	25,311
Developments launched	—	—	1
Usable area (m2)(2)	—	—	16,487
Units launched(3)	—	—	325
Average sales price (R$/m2)(2)(4)	—	—	1,535

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)
One square meter is equal to approximately 10.76 square feet. Values for Gafisa's interest in the project. For Gafisa, it includes the usable area of the projects acquired in 2010, ANAUÀ and Igloo Alphaville.

(3)	The units delivered in exchange for land pursuant to barter transactions are not included.

(4)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,259, R$1,369 and R$1,225 in 2010, 2009 and 2008, respectively.

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

(8)
On February 27, 2009, Gafisa and Odebrecht entered into an agreement to terminate the partnership created in February 2007 for the development, construction and management of large scale, low income residential projects with more than 1,000 units each. Gafisa withdrew from Bairro Novo, terminating the Shareholders’ Agreement then effective between Gafisa and Odebrecht. Therefore Gafisa is no longer a partner in Bairro Novo. The ongoing real estate ventures that were being jointly developed by the parties were separated as follows: Gafisa continued developing the Bairro Novo Cotia real estate venture and Odebrecht continued developing the other real estate ventures of the dissolved partnership, in addition to the operations of Bairro Novo. Further, on June 29, 2009, Gafisa sold its equity interest in the company developing the Bairro Novo Cotia real estate venture to Tenda.

(9)	Does not consider stake acquisitions and cancelled projects for 2010 and 2009.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, beginning in 2006, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2010, approximately 47% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro and therefore these states are responsible for more than 50% of our operations.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 180 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$9,000. Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$30,000.

The table below sets forth our luxury building developments launched between January 1, 2008 and December 31, 2010:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2010)
Fradique Coutinho - MOSAICO	2010	100	6,058	2012	62	96
Smart Perdizes	2010	100	7,310	2013	82	62
Smart Vila Mariana	2010	100	6,542	2013	74	100
Anauá	2010	80	11,395	2012	25	70
Zenith - It Fase 3	2010	100	8,464	2013	24	26
Vistta Laguna	2010	80	26,287	2012	129	36
Lumière	2010	100	6,701	2013	25	4
iGLOO	2010	50	4,544	2013	89	88
Lorian Qd2A	2010	100	34,429	2013	131	16
The Place - Stake Aqcuisition	2010	20	1,496	2012	4	46
Verdemar – Phase 2	2009	100	12,593	2012	77	34
Supremo Ipiranga	2009	100	13,904	2012	108	93
Sorocaba	2009	100	7,046	2012	81	85
Vistta Santana	2009	100	27,897	2012	179	95
The Place	2009	80	5,984	2012	17	46
Magno	2009	100	8,686	2012	34	93
London Ville	2009	100	18,768	2012	195	59
Vision Brooklin	2009	100	20,536	2012	266	91
IT Style	2009	100	16,208	2013	204	92
London Green – Phase 2	2008	100	15,009	2010	140	67
Horto – Phase 2	2008	50	22,298	2011	92	98
Costa Maggiore	2008	50	9,386	2010	60	92
Chácara Sant’Anna	2008	50	30,517	2011	158	57
Details	2008	100	7,802	2011	38	97
Quintas do Pontal	2008	100	21,915	2010	91	27
Laguna di Mare	2008	80	17,454	2011	146	35
Nouvelle	2008	100	5,367	2012	12	49
MontBlanc	2008	80	30,479	2011	112	35
Manhattan Square – Phase 1 Com	2008	50	25,804	2011	716	40
Reserva Laranjeiras	2008	100	11,740	2010	108	97
Verdemar – Phase 1	2008	100	13,084	2011	80	44

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

Middle Income Buildings

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$5,000 to R$9,000. Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$10,000 and R$30,000.

The table below sets forth our middle-income building developments launched between January 1, 2008 and December 31, 2010:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2010)
Weekend (Vitória Régia)	2010	100	15,004	2013	37	44
Reserva Ecoville	2010	50	38,455	2012	256	65
Pq Barueri Cond Clube F2A - Sabiá	2010	100	15,101	2013	171	34
Alegria - Fase2B	2010	100	14,599	2012	139	62
Pátio Condomínio Clube - Harmony	2010	100	10,370	2012	96	67
Mansão Imperial - Fase 2b	2010	100	19,210	2012	89	61

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2010)
Golden Residence	2010	100	6,377	2012	78	70
Riservato	2010	100	4,078	2012	42	78
Pateo Mondrian (Mota Paes)	2010	100	16,012	2012	115	80
Jatiuca - Maceió - AL - Fase 2	2010	50	4,256	2012	48	19
Grand Park Varandas - FI	2010	50	14,654	2013	188	100
Canto dos Pássaros_Parte 2	2010	80	7,428	2012	112	16
Grand Park Varandas - FII	2010	50	12,242	2013	150	100
Grand Park Varandas - FIII	2010	50	8,965	2013	114	100
JARDIM DAS ORQUIDEAS	2010	50	20,811	2012	204	98
JARDIM DOS GIRASSOIS	2010	50	21,000	2012	300	98
Pátio Condomínio Clube - Kelvin	2010	100	10,370	2012	96	53
Vila Nova São José QF	2010	100	10,771	2012	152	36
CWB 34 - PARQUE ECOVILLE Fase1	2010	50	18,326	2013	204	62
GRAND PARK - GLEBA 05 - F4A	2010	50	6,085	2013	74	89
Barão de Teffé - Fase1	2010	100	14,479	2013	142	95
Jardins da Barra Lote 3	2010	50	15,470	2013	222	99
Luis Seraphico	2010	100	29,990	2013	233	46
Barão de Teffé - Fase 2	2010	100	12,742	2013	124	83
Parque Ecoville Fase 2A	2010	50	22,354	2013	202	17
GRAND PARK - GLEBA 05 - F4B	2010	50	6,085	2013	75	75
Igloo	2010	80	9,705	2012	184	100
Quadra C13 - direita - Jardim Goiás com outorga	2010	100	11,073	2013	111	9
Pq Barueri Cond Clube F2B - Rouxinol	2010	100	15,101	2013	171	37
GRAND PARK - GLEBA 05 - F4C	2010	50	6,085	2013	89	28
PA14 - SINDICATO - Fase 1	2010	80	21,002	2013	158	27
Euclides da Cunha 2	2010	100	14,345	2014	174	65
BOM RETIRO F1	2010	100	22,393	2013	252	80
BOM RETIRO F2	2010	100	22,393	2013	252	66
Prime - Gleba 6 - F1	2010	50	25,714	2013	222	51
Horizonte - Stake Aqcuisition	2010	20	1,501	2011	6	100
Parc Paradiso - Stake Aqcuisition	2010	5	2,321	2012	22	97
Reserva Ibiapaba - Stake Aqcuisition	2010	20	4,603	2012	52	97
Privilege - Stake Aqcuisition	2010	20	3,235	2011	39	95
Carpe Diem - Niterói - Stake Aqcuisition	2010	20	10,134	2011	23	61
Brink – Phase 2 – Campo Limpo	2009	100	8,576	2011	95	93
Alegria – Phase 2	2009	100	14,599	2012	139	84
Canto dos Pássaros	2009	80	7,428	2012	112	45
Grand Park - Parque Árvores - Seringueira(1)	2009	50	5,576	2011	76	99
Vila Nova São José – Phase 1 – Metropolitan	2009	100	10,370	2011	96	58
Grand Park - Parque Árvores - Salgueiro(1)	2009	50	5,576	2011	76	100
City Park Brotas	2009	50	9,404	2012	185	100
Grand Park Árvores – Bambu	2009	50	5,576	2011	76	99
Reserva Ibiapaba — Phase 1	2009	80	9,206	2012	104	91
City Park Acupe	2009	50	12,105	2012	190	96
Reserva Ibiapaba — Phase 2	2009	80	9,206	2012	104	66
Parque Maceió – Phase 2	2009	50	14,478	2012	252	3
Vista Patamares	2009	50	24,883	2012	336	80
City Park Exclusive	2009	50	8,779	2012	146	68
Stake Aquisition Horizonte	2009	80	6,004	2011	23	100
Stake Aquisition Parc Paradiso	2009	5	2,321	2012	22	100
Stake Aquisition Carpe Diem — Belem	2009	80	10,134	2012	93	61
Stake Aquisition Mistral	2009	10	1,485	2012	20	79
Stake Aquisition Reserva Bosque Resort — Phase 1	2009	20	3,448	2012	27	97
Stake Aquisition Reserva Bosque Resort — Phase 2	2009	20	3,481	2012	29	68
Mistral	2008	100	1,856	2011	25	82
Parque Barueri	2008	50	58,437	2012	677	75

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2010)
Brink - Campo Limpo – Phase 1	2008	100	17,280	2010	191	62
Patio Condominio Clube – Phase 1A	2008	100	20,741	2011	192	29
Mansão Imperial – Phase 1	2008	100	18,778	2011	87	19
Reserva do Bosque - Lauro Sodré – Phase 2	2009	100	4,200	2011	35	71
Alegria - Mãe dos Homens – Phase 1	2008	100	29,199	2011	278	66
Dubai	2008	50	19,316	2011	240	51
Reserva do Bosque – Phase 1	2008	100	4,151	2011	34	97
Ecolive	2008	100	12,255	2011	122	65
Manhattan Square - Res 2	2008	50	28,926	2011	270	20
Manhattan Square - Res 3	2008	50	37,879	2011	621	22
Reserva Santa Cecília	2008	100	8,350	2010	92	25
Terraças Tatuapé	2008	100	14,386	2011	105	50
Barueri II – Phase 1	2008	100	58,437	2011	677	50
Carpe Diem - Belém – Pará	2008	70	13,951	2011	90	65
Grand Park - Parque das Águas – Phase 2	2008	50	12,960	2011	150	56
Nova Petropolis	2008	100	41,182	2011	300	55
Terraças Alto da Lapa	2008	100	24,525	2010	192	70
Raízes Granja Viana	2008	50	18,022	2010	73	37
Magnific	2008	100	10,969	2010	31	64
Carpe Diem – Itacoatiara	2008	80	12,667	2010	116	53

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$2,000 to R$3,000. Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,500 and R$3,600.

As part of our strategy of expanding our foothold in the affordable entry-level residential market, on March 15, 2007 we incorporated a wholly-owned subsidiary, FIT, to focus exclusively on this market. The principal emphasis of FIT was on five standardized residential developments in the peripheries of large metropolitan regions. Financing for FIT’s developments primarily came from the CEF, and such financing was structured so that customers paid low monthly installments without increasing our credit risk.

On October 21, 2008, Gafisa and Tenda concluded a business combination in which Gafisa’s wholly-owned subsidiary FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income sector in Brazil and to develop real estate units with an average value of less than R$200,000. As a result of the business combination, Gafisa received 60.0% of the total and voting capital stock of Tenda and FIT was merged into Tenda. Because Tenda launched very few units in 2008, we believe the full impact of the merger was not reflected in Gafisa’s results of operations until 2009.

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2008 and December 31, 2010:

Project Description	Year Launched	Gafisa Participatio (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
Grand Ville das Artes - Monet Life IV	2010	100	2,983	2010	56	87
Grand Ville das Artes - Matisse Life IV	2010	100	2,983	2010	60	93
Fit Nova Vida - Taboãozinho	2010	100	8,326	2010	137	99
São Domingos (Fase Única)	2010	100	13,376	2011	192	93
Espaço Engenho III (Fase Única)	2010	100	9,919	2011	197	99
Portal do Sol Life IV	2010	100	3,188	2010	64	94
Grand Ville das Artes - Matisse Life V	2010	100	5,966	2010	120	75
Grand Ville das Artes - Matisse Life VI	2010	100	5,966	2012	120	80
Grand Ville das Artes - Matisse Life VII	2010	100	4,972	2012	100	90
Residencial Buenos Aires Tower	2010	100	6,518	2011	88	100
Tapanã - Fase I (Condomínio I)	2010	100	14,460	2012	274	62
Tapanã - Fase I (Condomínio III)	2010	100	8,676	2011	164	54
Estação do Sol - Jaboatão I	2010	100	9,749	2012	159	75
Fit Marumbi Fase II	2010	100	24,266	2010	335	89
Portal do Sol Life V	2010	100	4,883	2010	96	72
Florença Life I	2010	100	8,731	2010	199	71
Cotia - Etapa I Fase V	2010	100	11,929	2012	272	98
Fit Jardim Botânico Paraiba - Stake Acquisition	2010	100	23,689	2011	155	81
Coronel Vieira Lote Menor (Cenário 2)	2010	100	7,951	2012	158	97
Portal das Rosas	2010	100	8,158	2011	132	100
Igara III	2010	100	14,704	2012	240	21
Portal do Sol - Fase 6	2010	100	3,199	2011	64	62
Grand Ville das Artes - Fase 9	2010	100	6,709	2011	120	31
Gran Ville das Artes - Fase 8	2010	100	5,590	2011	100	54
Vale do Sol Life	2010	100	3,976	2012	79	85
Engenho Life IV	2010	100	9,919	2012	197	68
Residencial Club Cheverny	2010	100	28,215	2012	384	48
Assunção Life	2010	100	30,347	2012	440	89
Residencial Brisa do Parque II	2010	100	5,678	2012	105	43
Portal do Sol Life VII	2010	100	3,199	2011	64	45
Vale Verde Cotia F5B	2010	100	5,182	2011	116	95
San Martin	2010	100	9,242	2011	132	98
Jd. Barra - Lote 4	2010	50	9,683	2012	224	100
Jd. Barra - Lote 5	2010	50	9,683	2012	224	100
Jd. Barra - Lote 6	2010	50	9,683	2012	224	100
ESTAÇÃO DO SOL TOWER - Fase 2	2010	100	9,763	2011	160	81
Assis Brasil Fit Boulevard	2010	70	19,170	2012	319	29
Cesário de Melo II - San Marino	2010	100	8,731	2012	199	87
Parque Arvoredo - F1	2010	100	24,154	2013	360	80
GVA 10 a 14	2010	100	31,307	2012	559	56
Portal do Sol — Fase 8 a 14	2010	100	22,391	2011	448	37
Flamboyant Fase 1	2010	100	14,536	2013	264	38
Assunção Fase 3	2010	100	10,412	2012	158	89
Viver Itaquera (Agrimensor Sugaya)	2010	100	11,123	2012	199	28
Firenze Life	2010	100	11,855	2012	240	100
Villagio Carioca - Cel Lote Maior	2010	100	11,927	2012	237	46
FIT COQUEIRO I - Stake Acquisition	2010	100	35,614	2011	60	100
FIT COQUEIRO II - Stake Acquisition	2010	100	35,614	2011	48	100
Alta Vista	2010	100	10,941	2011	160	84
Bosque dos Pinheiros	2010	100	8,440	2012	118	77
Cassol F2a	2010	100	12,077	2013	180	58
Araçagy - F1	2010	50	38,584	2013	372	92
Vista Club (Estrada de Itapecerica)	2010	100	7,314	2013	157	43
PORTO BELLO	2010	100	13,144	2012	256	40
Vivendas do Sol	2010	100	18,977	2012	400	3

Project Description	Year Launched	Gafisa Participatio (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
Colubandê Life	2010	100	7,197	2012	160	26
Mirante do Lago F3	2010	100	13,298	2013	180	4
Residencial Germânia Life F1	2010	100	22,023	2012	340	12
Arpoador	2010	100	14,906	2012	218	48
Jardins do Horto	2010	100	17,090	2013	328	40
São Matheus II	2010	100	7,453	2012	160	40
Ananindeua	2010	80	22,286	2012	540	10
FELICITÁ F1	2010	100	9,017	2013	126	69
FELICITÁ F2	2010	100	9,017	2013	126	77
FELICITÁ F3	2010	100	9,017	2013	126	13
Vila Atlântico	2010	100	7,071	2012	128	47
Araçagy - F2	2010	50	14,469	2013	280	92
Guaianazes Life	2010	100	8,849	2012	168	30
Vivai - Stake Acquisition	2010	100	37,427	2012	64	86
Mirante do Lago F2 - Stake Acquisition	2010	30	33,947	2011	703	59
MIRANTE DO LAGO - Stake Acquisition	2010	30	33,947	2011	703	91
ICOARACI - Stake Acquisition	2010	20	6,541	2012	294	62
FIT MIRANTE DO PARQUE - Stake Acquisition	2010	40	42,259	2011	420	100
Vila Real Life - Sitio Cia	2009	100	10,603	2011	178	99
FIT Giardino – Phase 1	2009	80	10,864	2011	259	21
FIT Icoaraci	2009	80	6,540	2011	294	54
Le Grand Vila Real Tower	2009	100	1,588	2011	92	100
Green Park Life Residence	2009	100	16,002	2012	220	91
Vermont Life	2009	100	11,190	2011	192	100
FIT Dom Jaime - Bosque dos Passaros	2009	100	6,466	2011	364	54
Bairro Novo – Phase 3	2009	100	26,111	2010	448	100
Bariloche	2009	100	1,457	2011	80	100
Mirante do Lago – Phase 2A	2009	70	8,664	2011	188	63
Parma	2009	100	5,717	2010	36	100
Marumbi – Phase 1	2009	100	29,989	2011	335	46
Bosque das Palmeiras	2009	100	2,098	2011	144	100
Residencial Club Gaudi Life	2009	100	15,384	2011	300	99
Tony - Passos – Phase 1 - Recanto das Rosas	2009	100	23,996	2012	240	80
Residencial Jardim Alvorada	2009	100	10,320	2011	180	99
FIT Bosque Itaquera	2009	100	15,558	2012	256	94
FIT Lago dos Patos	2009	100	14,888	2011	140	99
Cotia – Phase 4 - Stage I	2009	100	4,256	2010	96	100
Clube Garden – Mônaco	2009	100	11,441	2011	186	100
Vivenda do Sol I	2009	100	7,744	2010	200	98
Parque Green Village	2009	100	3,991	2011	176	97
Fit Marodin – Jardins	2009	70	15,432	2011	171	64
Mirante do Lago – Phase 2B	2009	70	7,368	2011	310	53
Residencial Monet Life - Le Grand Villa das Artes	2009	100	1,165	2011	200	89
Cotia – Phase 4 - Etapa II	2009	100	4,256	2010	224	97
Portal do Sol Life I	2009	100	2,354	2012	64	78
Portal do Sol Life II	2009	100	2,354	2012	64	55
Portal do Sol Life III	2009	100	2,354	2012	64	83
Residencial Monet II (Grand Ville das Artes – Phase 3)	2009	100	4,937	2011	120	76
Residencial Mogi Das Cruzes Life	2008	100	16,009	2011	351	100
Residencial Itaim Paulista Life I	2008	100	1,166	2011	160	100
Residencial Curuca	2008	100	1,216	2009	160	98
Residencial Bunkyo	2008	100	13,944	2011	332	100
Residencial Ferraz Life I	2008	100	1,166	2012	792	100
Residencial Portal Do Sol	2008	100	16,889	2012	282	100
Residencial Das Flores	2008	100	1,166	2010	156	100
Residencial Colina Verde	2008	100	1,166	2011	200	100
Residencial Spazio Felicitta	2008	100	1,906	2011	180	99
Residencial Parque Ipe	2008	100	1,049	2010	77	100
Residencial Recanto Dos Passaros I	2008	100	9,134	2012	200	100
Residencial Clube Vivaldi	2008	100	1,166	2011	174	94
Residencial Monaco	2008	100	1,384	2012	233	100
Residencial Vila Nova Life	2008	100	1,166	2011	108	94
Residencial Brisa Do Parque	2008	100	2,753	2010	53	100
Residencial Renata	2008	100	9,031	2009	200	73
Residencial Villaggio Do Jockey II	2008	100	2,488	2011	188	100

Project Description	Year Launched	Gafisa Participatio (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
Residencial Jardim Girassol II	2008	100	3,089	2010	520	93
Residencial Parque Romano	2008	100	1,107	2011	362	100
Residencial Santana Tower I	2008	100	1,694	2011	448	98
Residencial Santana Tower II	2008	100	1,694	2012	448	88
Residencial Salvador Life I	2008	100	1,166	2010	280	100
Residencial Salvador Life II	2008	100	1,166	2010	180	100
Residencial Salvador Life III	2008	100	1,166	2011	480	93
Residencial Vila Mariana Life	2008	100	5,362	2010	92	100
Residencial Villa Rica Life	2008	100	12,822	2010	220	89
Residencial Ciro Faraj	2008	100	4,235	2009	71	100
Residencial Parque Lousa	2008	100	17,718	2011	302	83
Le Grand Orleans Tower	2008	100	5,929	2011	112	94
Residencial Bela Vista	2008	100	4,242	2008	101	89
Residencial Marata	2008	100	19,583	2011	400	90
Parque Toulouse Life	2008	100	11,190	2010	192	100
Residencial Ilha De Capri	2008	100	13,614	2012	224	4
Residencial Parque Das Aroeiras Life	2008	100	13,988	2010	240	84
Residencial Monte Carlo I	2008	100	2,965	2010	92	100
Residencial Chacaras Bom Jesus Life	2008	100	9,325	2011	143	25
Residencial Arvoredo Life	2008	100	906	2009	14	100
Residencial Sao Francisco Life	2008	100	1,166	2010	80	100
Residencial Betim Life	2008	100	8,752	2011	108	100
Residencial Portinari Tower	2008	100	7,200	2011	136	100
Residencial Madri Life I	2008	100	9,325	2011	160	100
Residencial Madri Life II	2008	100	9,325	2011	160	100
Residencial Bahamas Life	2008	100	1,166	2010	40	100
Residencial Napole Life	2008	100	1,166	2011	140	100
Residencial San Pietro Life	2008	100	2,798	2010	172	87
Residencial Boa Vista	2008	100	2,215	2010	38	92
Residencial Villa Bella	2008	100	21,429	2009	16	100
Residencial Bologna Life	2008	100	1,049	2010	306	100
Residencial Chacara Das Flores	2008	100	1,166	2011	120	100
Residencial Las Palmas Life	2008	100	8,160	2011	131	96
Residencial Arezzo Life	2008	100	6,994	2011	120	100
Residencial Di Stefano Life	2008	100	6,994	2011	120	100
Residencial Vermont Life	2008	100	11,190	2011	192	100
Residencial Piedade Life	2008	100	23,080	2010	1008	97
Residencial Jangadeiro Life	2008	100	10,491	2010	180	98
Residencial Atelie Life	2008	100	6,564	2010	108	100
Residencial Cidades Do Mundo Life	2008	100	8,393	2009	144	100
Nova Marica Life	2008	100	21,603	2012	468	94
Casa Blanca Life	2008	100	9,325	2011	154	96
Residencial Malaga Garden	2008	100	15,246	2009	300	98
Residencial Gibraltar Garden	2008	100	15,246	2009	300	97
Espaco Engenho Life I	2008	100	4,663	2010	80	100
Espaco Engenho Life II	2008	100	4,604	2010	79	96
Comendador Life I	2008	100	13,615	2011	210	7
Comendador Life II	2008	100	10,697	2013	165	7
Moinho Life	2008	100	12,065	2011	207	1
America Life	2008	100	8,101	2011	139	94
Porto Life	2008	100	4,663	2011	76	96
Residencial Mondrian Life	2008	100	36,369	2011	624	97
Residencial Parque Arboris Life	2008	100	13,056	2011	214	80
Residencial Daltro Filho	2008	100	9,325	2009	160	98
Residencial Bartolomeu De Gusmao	2008	100	15,154	2008	260	100
Residencial Papa Joao XXIII	2008	100	13,056	2011	224	96
Residencial Vivendas Do Sol II	2008	100	11,657	2010	200	96
Residencial Juscelino Kubitschek I	2008	100	9,325	2011	160	76
Residencial Juscelino Kubitschek II	2008	100	15,154	2011	260	85
Residencial Figueiredo II	2008	100	12,822	2010	220	95
Residencial Figueiredo I	2008	100	12,822	2011	220	99
Parque Baviera Life	2008	100	29,142	2011	500	84
FIT Vila Allegro	2008	50	35,804	2011	298	100

Project Description	Year Launched	Gafisa Participatio (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
FIT Terra Bonita	2008	51	5,736	2011	304	42
Città Lauro de Freitas	2008	50	17,778	2010	304	100
FIT Coqueiro - Stake Acquisition	2008	20	35,614	2010	570	100
FIT Mirante do Lago – Phase 1	2008	70	33,947	2011	461	70
FIT Mirante do Parque	2008	60	42,259	2011	420	90
FIT Palladium	2008	70	19,498	2010	229	100
FIT Parque Lagoinha I	2008	75	12,712	2010	212	41
FIT Planalto	2008	100	34,682	2010	472	96
FIT Jardim Botânico Paraiba	2008	50	23,689	2011	310	78
FIT Parque Maceió	2008	50	29,474	2010	470	52
FIT Cristal	2008	70	11,278	2011	154	96
FIT Vivai	2008	90	37,427	2011	640	96
Città Itapoan	2008	50	27,775	2010	374	100
FIT Novo Osasco	2008	100	17,331	2011	296	99

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

Land Subdivisions under our Gafisa Segment

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa segment are usually smaller than our Alphaville residential communities and do not include some of the facilities available in our Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from approximately R$150 to R$800. We target clients with monthly household incomes in excess of approximately R$5,000 for these land subdivisions.

The table below sets forth our land subdivision developments launched between January 1, 2008 and December 31, 2010:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
Alta Vista - Fase 2	2010	50	168,299	2012	236	4

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Land Subdivisions under our Alphaville Segment

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

The table below sets forth our residential communities launched between January 1, 2008 and December 31, 2010:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2010)
Alphaville Ribeirão Preto 1	2010	60	182,253	2012	352	92
Alphaville Mossoró 2	2010	53	35,417	2012	93	27
Alphaville Ribeirão Preto 2	2010	60	99,078	2012	182	21
Alphaville Brasília	2010	34	112,807	2012	170	87
Alphaville Alphaville Jacuhy 3	2010	65	103,995	2012	168	100
Alphaville Brasília Terreneiro	2010	13	44,579	2012	67	87
Living Solution Burle Marx	2010	100	1,537	2011	5	100
Alphaville Teresina	2010	79	283,223	2012	589	97
Alphaville Belém 1	2010	73	168,159	2012	337	81
Alphaville Belém 2	2010	72	136,696	2012	289	42
Terras Alpha Petrolina	2010	75	117,241	2012	366	96
Terras Alpha Foz do Iguaçu 2	2010	74	120,320	2012	342	16
Reserva Porto Alegre	2010	92	8,075	2012	19	4
Alphaville Porto Velho	2010	76	291,741	2012	631	14
Alphaville Caruaru	2009	70	79,253	2011	172	100
Alphaville Granja	2009	33	65,360	2011	110	100
Alphaville Votorantim 2	2009	30	59,166	2011	51	87
Conceito A Rio das Ostras	2009	100	12,354	2011	106	67
Alphaville Capina Grande	2009	53	91,504	2011	205	45
Alphaville Porto Alegre	2009	64	258,991	2011	429	87
Alphaville Piracicaba	2009	63	112,351	2011	216	100
Alphaville Gravataí 2	2009	64	91,040	2011	225	51
Alphaville Costa do Sol 3	2009	58	234,966	2011	293	67
Terras Alpha Foz do Iguaçu	2009	27	34,269	2011	104	89
Alphaville Jacuhy II	2008	65	177,981	2010	330	84
Alphaville Cuiabá II	2008	60	150,896	2010	424	100
Alphaville João Pessoa	2008	100	61,782	2010	124	100
Alphaville Rio Costa do Sol II	2008	58	349,186	2010	366	100
Alphaville Manaus II	2008	62.5	166,938	2010	335	96
Alphaville Litoral Norte II	2008	66	150,813	2010	391	91
Alphaville Manaus Comercial	2008	60	48,252	2010	42	93
Alphaville Barra da Tijuca	2008	65	173,251	2011	251	100
Alphaville Votorantim	2008	30	246,315	2010	472	87
Alphaville Mossoró	2008	70	65,912	2010	170	98

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

The table below discloses the projects that were completed in 2010 or in prior years and where the number of units sold as of December 31, 2010 was less than 90%.

Project Description	Units Sold (%) (as of December 31, 2010)
Grand Ville das Artes - Monet Life IV (a)	87
Grand Ville das Artes - Matisse Life V (b)	75
Fit Marumbi Fase II (c)	87
Carvalhaes - Portal do Sol Life V (d)	75
Florença Life I (e)	70
Residencial Parque Das Aroeiras Life (f)	85
Residencial San Pietro Life (g)	85
FIT Parque Lagoinha I (h)	60
FIT Parque Maceió (i)	31
Quintas do Pontal (j)	42
Reserva Santa Cecília (k)	31
Raízes Granja Viana (l)	57
Magnific (m)	64
Carpe Diem – Itacoatiara (n)	53
Alphaville Jacuhy II (o)	84
Alphaville Votorantim (p)	87
Residencial Renata (q)	87

(a)
Grand Ville das Artes - Monet Life IV.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 88.3% of the units were sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(b)
Grand Ville das Artes - Matisse Life V.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 85.6% of the units were sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(c)
Fit Marumbi Fase II.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 84.2% of the units had been sold, a decrease in relation to 2010, due to certain contract terminations during the period. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(d)
Carvalhaes - Portal do Sol Life V.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 90.8% of the units were sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(e)
Florença Life I.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 63.2% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(f)
Residencial Parque Das Aroeiras Life.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 61.6% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(g)
Residencial San Pietro Life.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 92.8% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(h)
FIT Parque Lagoinha I.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 97.2% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(i)
FIT Parque Maceió.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 81.3% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(j)
Quintas do Pontal.- Quintas do Pontal was 83.6% completed at April 30, 2012 and 82.1% of the units were sold as of that date. This project originally had 115 units and during 2011, after a debris flow that destroyed part of the development structure, we decided to build only 91 units.  Due to the aforementioned issue, the development was not available for selling during a period of time.  According to our business plan, this development’s selling forecast indicated sales of the unsold units by December 31, 2012.

(k)
Reserva Santa Cecília.  As of April 30, 2012, 77.1% of the units had been sold, since the development has faced competition from developments built by our competitors.  We currently have no reason to believe that the carrying value of this property is greater than its market value.

(l)
Raízes Granja Viana.  According to our development’s selling forecast indicated sales of the unsold units until December 31, 2012 period with sales value higher than the accumulated cost. As of April 30, 2012, 96.8% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(m)
Magnific.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units until December 31, 2012. This development is a luxury building and exhibits lower sales velocity as compared to standard buildings. As of April 30, 2012, 74.2% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(n)
Carpe Diem – Itacoatiara.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 76.4% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(o)
Alphaville Jacuhy II According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 81.8% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(p)
Alphaville Votorantim According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 100.0% of the units were sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

(q)
Residencial Renata.  According to our then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost. As of April 30, 2012, 89.2% of the units had been sold. We currently have no reason to believe that the carrying value of this property is greater than its market value.

Commercial Buildings

In 2009, we launched four commercial buildings:  Centro Empresarial Madureira, Paulista Corporate, Reserva Eco Office Life and Global Offices. As of December 31, 2010 we had four commercial buildings under development for sale: Sunplaza Personal Office and Icaraí Corporate, both in the state of Rio de Janeiro, Manhattan Wall Street in Salvador and JTR in Maceió.

In 2010, we did not launch any commercial buildings.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2010 our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda, Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda, SDI Desenvolvimento Imobiliário Ltda, Tanguá Patrimonial Ltda and Concivil Construtora e Incorporadora Ltda. We also provide construction services on certain developments where we retain an equity interest.  We provide a warranty period of five years from the delivery date to cover expenditures for repairing construction defects.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2008 and December 31, 2010:

Project	First Year of Construction	Client	Type of Project
Residencial Helbor Spazio Vita	2010	LM Investimentos Imobiliários Ltda	Residential
Edifício Monde Champagnat	2010	Incons Champagnat Empreendimento Imobiliário SPE Ltda	Residential
Essenza	2010	Villa Reggio Empreendimentos Imobiliários Ltda	Residential
Neosuperquadra	2010	Tanguá Patrimonial Ltda	Residential/ Commercial
New Age	2009	Incols Curitiba Empreedimentos Imobiliários SPE	Residential
Duetto Volare	2009	Fibra Empreendimentos Imobiliários	Residential
Duetto Fioratta	2009	Fibra Empreendimentos Imobiliários	Residential
Carlyle (RB2)	2009	Fibra Empreendimentos Imobiliários	Commercial
RB2	2009	Fibra Empreendimentos Imobiliários	Commercial
Acqua Faria Lima	2009	SDI Desenvolvimento Imobiliário Ltda	Commercial
Open View (Oscar Freire)	2008	Grupo Sisan	Residential
Open View (Oscar Freire)	2008	Grupo Sisan	Residential

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2008 and December 31, 2010:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project	Status as of the date of this annual report
Igloo Alphaville	2010	50	BKO	Residential	Construction
Reserva Ecoville Residencial	2010	50	Agre	Residential	Construction
Panamby Ribeirão Preto	2010	55	Stefani Nogueira	Residential	Construction
Grand Park Prime	2010	50	Franere	Residential	Construction
Grand Park Varandas	2010	50	Franere	Residential	Construction
Vistta Patamares	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Construction

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project	Status as of the date of this annual report
City Park Exclusive	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Construction
City Park Brotas	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Construction
City Park Acupe	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Construction
Manhattan Square – Phase 1 (Wall Street)	2009	50	OAS Empreendimentos Imobiliários Ltda.	Commercial	Construction
Chácara Santanna	2009	50	Monza Incoporadora	Residential	Concluded
Montblanc	2009	80	Yuny	Residential	Concluded
Carpe Diem RJ	2009	80	Mattos & Mattos	Residential	Concluded
Mistral	2009	80	Premiun	Residential	Concluded
Reserva do Bosque	2009	80	GM	Residential	Construction
Ecoville	2009	50	Abyara Empreendimentos Imobiliários Ltda	Residential	Construction
Enseada das Orquideas	2008	80	Yuny	Residential	Concluded
Evidence	2008	50	Park Empreendimentos Ltda.	Residential	Concluded
Art Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Concluded
Palm Ville	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Concluded
Grand Park - Park das Águas – Phase 1	2008	50	Franere	Residential	Concluded
Grand Park - Park Árvores – Phase 1	2008	50	Franere	Residential	Concluded
Privilege	2008	80	Mattos & Mattos	Residential	Concluded
Horizonte	2008	80	Premiun	Residential	Concluded
Horto Panamby	2008	50	OAS Empreendimentos Imobiliários Ltda.	Residential	Concluded

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In February 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promote sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches – our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe to be a healthy competition between our sales force and outside brokers; (2) inventory – Gafisa Vendas and Gafisa Vendas Rio each have a team focused on selling units launched in prior years; and (3) web sales – Gafisa Vendas and Gafisa Vendas Rio each have a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2010, our development-client database was comprised of more than 118,000 individuals. We currently have approximately 72,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2010, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda, Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda, SDI Desenvolvimento Imobiliário Ltda, Tanguá Patrimonial Ltda and Concivil Construtora E Incorporadora Ltda. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

As a new strategy defined in the end of 2011, we are selling landbank located in cities and places where there is no intention to run operations with new developments.

As of December 31, 2010, we had an inventory of 177 land parcels in which we estimate we could develop a total of 92,882 residential units with a sales value of R$18.1 billion, of which 40% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		Tenda
	Future Sales Value (% Gafisa)(1)	% Bartered	Future Sales Value (% Gafisa)(1)	% Bartered	Future Sales Value (% Gafisa) (1)	% Bartered
Land bank - Per geographic location:	(in thousands of reais)		(in thousands of reais)		(in thousands of reais)
São Paulo	3,996,995	34.4	1,422,664	96.9	1,350,498	53.7
Rio de Janeiro	910,472	42.8	648,220	98.7	867,060	39.0
Other states	3,337,992	42.9	3,151,636	96.7	2,368,896	34.8
Total	8,245,459	38.7	5,222,520	97.0	4,586,453	42.4
(1) Information presented at Company’s stake.

Project Design

In order to meet evolving preferences of our customers, we invest considerable resources in creating an appropriate design and marketing strategy for each new development, which includes determining the size, style and price range of units. Our staff, including engineers and marketing and sales professionals, works with recognized independent architects on the planning and design of our developments. Their activities include designing the interior and exterior, drafting plans for the execution of the project, and choosing the finishing construction materials. A team responsible for preparing the business plan and budget and assessing the financial viability for each of our projects is also involved. Simultaneously with the planning and design of our developments, we seek to obtain all the necessary licenses and regulatory approvals from local authorities, which usually take three to twelve months in the case of our residential buildings and three years in the case of our residential communities.

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 30 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 5,000 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 160 sales consultants and 11 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

We will continue to utilize independent real estate brokerage firms as we believe this provides a healthy competition between our internal sales force and outside brokers. Independent brokers provide us with a broad reach, access to a specialized and rich database of prospective customers, and flexibility to accommodate the needs of our diverse offering and clientele. In line with our results-oriented culture, we compensate brokers based on their profit contribution rather than on sales. Brokers are required to attend periodic specialized training sessions where they are updated on customer service and marketing techniques, competing developments, construction schedules, and marketing and advertising plans. We emphasize a highly transparent sales approach, as opposed to the traditional high-pressure techniques, in order to build customer loyalty and to develop a sense of trust between customers and us. At our showrooms, brokers explain the project and financing plans, answer questions and encourage customers to purchase or sign on to receive a visit or additional information.

We typically initiate our marketing efforts 30 days before the launch of a development. We normally have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 60% of the units before construction starts.

Our subsidiary Alphaville has also been successful in its sales and marketing efforts. For example, in Vitória, Alphaville Jacuhy development with more than 700 lots, was 85% sold within 48 hours after launch; in João Pessoa, Paraiba, the sales team needed only five hours to sell all of its residential lots; in Barra da Tijuca, Rio de Janeiro, 90% of the Alphaville lots available (valued at R$150 million) were sold during the weekend of launch; and Alphaville Caruaru in Recife, Alphaville Teresina in Piaui, Alphaville Granja Viana in São Paulo, Alphaville Piracicaba and Ribeirão Preto, both cities in the State of São Paulo, were 100% sold in the same day of their launch. In Brasilia, Alphaville launched the first phase of a twenty million square meter urban development. All the 600 residential lots were sold within a few hours of launch.

We market our developments through newspapers, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish the magazine “Gafisa Way” which is distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction. The Alphaville developments also publish special magazines geared to their specific communities.

Tenda’s sales and marketing efforts are coordinated through 18 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida,” including the process of obtaining a mortgage through the Caixa Econômica Federal (“CEF”). Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 28,000 calls per month and results in over 6,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

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

We use strict quality control methods. We have developed proprietary procedure manuals that describe in significant detail each task of each stage of the construction project. These manuals are also used for the training sessions that we require all of our workers to attend. In addition, we keep quarterly records of projects delivered. The reviews focus on identifying problems in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9002 by Fundação Bureau Veritas, from Universidade de São Paulo. In 2007, we received a certification from Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities. In addition, the Eldorado Business Tower building was certified as a Green Building, category Platinum, by the U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting and pollution control and recycling. There are only three other buildings in the world that have achieved this category.

We invest in technology. Our research and development costs amounted to R$2.5 million, R$1.4 million and R$1.5 million in each of 2010, 2009 and 2008 respectively. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

We do not own heavy construction equipment and we employ directly only a small fraction of the labor working on our sites. We generally act as a contractor, supervising construction while subcontracting more labor-intensive activities. Substantially all on-site construction is performed for a fixed price by independent subcontractors. We have policies in place in order to hire reputable, cost-oriented and reliable service providers that are in compliance with labor laws and have performed their work diligently and on time in the past. Hiring subcontractors instead of employing workers directly has some financial and logistical advantages. For instance, we do not need to incur fixed costs to maintain a specialized labor force even when they are not actively working at a construction site and we do not need to pay for frequent transfers of labor to different construction locations.

Our construction engineering group coordinates the activities of service providers and suppliers, monitors compliance with safety and zoning codes, and monitors completion of the project on a timely basis. We provide a five-year limited warranty covering structural defects in all our developments.

Risk Control

Our risk control procedures require that all of our projects be approved by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors. Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report.

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	40%	80%	60%	—
Caixa Econômica Federal	—	—	40%	—
Gafisa 36 months	35%	10%	—	45%
Gafisa 60 months	20%	5%	—	55%
Gafisa 120 months	5%	5%	—	—

(1)	Includes Tenda developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2010, 72% of our sales value was financed by bank mortgages, where the customer paid us approximately 20% to 30% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	≤ 12% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	≤ 10% annually + TR	R$500,000	R$450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia sobre Tempo de Serviços) or FGTS.	≤ 8.16% annually + TR	R$130,000	R$130,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from CEF. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF assumes the credit risk of each customer. Additionally, Tenda is currently working with certain private banks in addition to the CEF to provide financing for homebuyers with monthly income between three and 20 times the Brazilian minimum wage which was approximately R$510 as of December 31, 2010 with similar terms as the financing provided by the CEF.

Financing by Gafisa during construction. We finance some of our own sales during the construction period, with a down payment of 20-30% and financing of the balance through monthly installments up to the delivery of the unit.

Financing by Gafisa after delivery. In addition, we offer financing plans to prospective customers using our own capital, where we finance purchases for up to 120 months after the completion of the construction. For completed units we require a down payment of 30% and financing of the remaining balance with up to 120 monthly installments. For units under construction we require a down payment of 10% and provide financing of 25-35% with up to 30 monthly installments until the delivery of the unit and financing of the remaining 75-65%, respectively, with up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments.

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

•	after approving the application, our staff accepts the down payment which is given as a deposit on the purchase of the unit.

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. In May 2012, our clients’ default level was 6.94% of our accounts receivable for Gafisa and 6.49% for Tenda. We attribute our low default rate to the fact that:  (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 60-65% (Gafisa), 20% (Tenda) and 20% (Alphaville) of the total amount paid during the construction period plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have decreased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 28% in 2010. This decrease reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s default level breakdown segment as of May 30, 2012.

	Gafisa	Alphaville	Tenda
Default level by segment	6.94%	3.22%	6.49%

Cancelation of sales contracts. Gafisa, Alphaville and Tenda sales contracts are irrevocable under Brazilian law. That means that a customer does not have the unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously paid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we may at our option either force compliance through the Brazilian courts, or agree to a “default” by the customer. Should we agree at our sole discretion to refund part of amounts paid to the defaulting party, we will normally apply the penalty set forth in the contract.

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

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

Year	2010		2009		2008
Segment	Number of contracts	Sales value (R$ thousands)	Number of contracts	Sales value (R$ thousands)	Number of contracts	Sales value (R$ thousands)
Gafisa
Contracted sales	5,374	2,218,670	4,510	1,637,961	4,099	1,484,854
Volume/Sales value of terminations	(601)	(244,353)	(320)	(127,886)	(366)	(139,442)
Percentage	11.2%	10.1%	7.1%	7.8%	8.9%	9.4%
Sales value, net of termination	4,773	1,974,317	4,190	1,510,075	3,733	1,345,412

Tenda
Contracted sales	19,768	1,970,516	21,193	1,804,193	12,348	1,055,892
Volume/Sales value of terminations	(6,703)	(537,391)	(5,322)	(443,089)	(5,796)	(462,635)
Percentage	33.4%	27.0%	25.1%	24.6%	46.9%	43.8%
Sales value net of terminations	13,065	1,433,125	15,871	1,361,105	6,552	593,257

Alphaville
Contracted sales	3,056	630,755	2,23	402,599	1,621	310,343
Volume/Sales value of terminations	(150)	(31,817)	(279)	(25,714)	(103)	(10,454)
Percentage	8.3%	9.1%	12.5%	6.4%	6.4%	3.4%
Sales value net of termination	2,906	598,938	1,951	376,885	1,518	299,889

Total sales value net of termination	20,744	4,006,380	22,012	3,248,065	11,803	2,238,558

Receivables securitization. (CCI and FIDC) We release capital for new projects by seeking not to maintain receivables after our projects are completed. We have been active in the securitization market and we are capitalizing on an increasing investor demand for mortgage-backed securities. The securitization (mortgage-backed securities) market in Brazil is relatively new but we believe it is rapidly expanding. This expansion is helped significantly by recent development in Brazilian foreclosure laws.

With the growing availability of mortgages from commercial banks and the increasing liquidity of mortgage-backed securities (CRIs), we expect to further reduce our role as a financing provider to our customers. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 34% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate much higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 24.5% during the three year period ended December 31, 2010. During that same period, the IGP-M increased 20.1%, resulting in an increase in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

We contract with major suppliers for the materials used in the construction of the buildings. We receive general pricing proposals from various suppliers of raw materials and select the proposal with the best terms and conditions for each development. In addition to pricing, we select our suppliers by the quality of their materials. We set forth specific minimum quality requirements for each construction project, and the chosen supplier must meet this quality requirement. The materials for our developments are readily available from multiple sources and, accordingly, we do not rely on any one supplier for our raw materials.

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Supermix Concreto S.A., Cia. Brasileira de Concreto S.A. and Elevadores Otis Ltda.. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials, but significant delays due to suppliers of services have occurred in recent years. We do not maintain inventories of construction materials.

We achieve significant economies of scale in our purchases because we:

•	use standard construction techniques,

•	engage in a large number of projects simultaneously, and

•	have long-term relationships with our suppliers. We periodically evaluate our suppliers. In the event of problems, we generally replace the supplier or work closely with them to solve the problems.

Customer Service

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide.  We use innovative and personalized customer service techniques beginning with the initial encounter with a potential customer. We believe we were one of the first homebuilders in Brazil to introduce services such as breakfast for customers at construction sites and providing monthly photos to customers on the progress of the construction. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer service efforts include:

•	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries;

•
the development of the “Gafisa Viver Bem” web portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances;

•	the development of the “Comunidade Alphaville” web portal, which aims to foster a sense of community among the residents of our residential communities; and

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

We also promote a program called the “Alphaville Clubes – Lazer Brasil,” which allows owners of the Alphaville developments and other registered members to use the facilities of all Alphaville health and fitness clubs throughout the country. News on our Alphaville communities are posted on Alphaville’s website, which also contains documents and information related to each of our Alphaville developments exclusively for owners of Alphaville developments.

Competition

The real estate market in Brazil is highly fragmented and competitive with low barriers to entry. The main competitive factors include price, financing, design, quality, reputation, reliability, meeting delivery expectations, partnerships with developers and the availability and location of land. Certain of our competitors have greater financial resources than we do, which could provide them an advantage over us in the acquisition of land using cash. In addition, some of our competitors have better brand recognition in certain regions, which could give them a competitive advantage in increasing the velocity of their sales. Because of our geographic diversification, we believe that we have access to different markets within Brazil that have different demand drivers.

Because of the high fragmentation of the markets in which we operate, no single developer or construction company is likely to obtain a significant market share. With the exception of São Paulo and Rio de Janeiro, where we face competition from major publicly-traded competitors, in other regions we generally face competition from small and medium-sized local competitors that are not as well-capitalized. We expect additional entrants, including foreign companies in partnership with Brazilian entities, into the real estate industry in Brazil, particularly the São Paulo and Rio de Janeiro markets.

The table below sets forth the data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2010	2009	2008
	(Launches in R$ million)
Local market	20,935	12,718	17,365
Gafisa(2)	1,069	896	1,187
Gafisa’s market share	5.1%	7.0%	6.8%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) – Gafisa’s Market Share
	Year ended December 31,
Year	2010	2009	2008
	(Launches in R$ million)
Local market	6,786	2,809	4,260
Gafisa(2)	159	85	629
Gafisa’s market share	2.3%	3.0%	14.8%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

We believe we are the leader in residential community developments. Our subsidiary Alphaville has a sizable and what we believe to be non-replicable land reserves, which will foster our future growth in the upcoming years.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such periods.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2010, we had 197 subsidiaries and 74 jointly-controlled entities under operations, all of such subsidiaries and jointly-controlled entities are incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Many of our subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil.  Of our 271 SPEs, 68% are wholly-owned by us and 13% are majority-owned by us, and we hold an interest of 50% or less in the remaining 19%.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI,” which is the competent body for, among others, trademarks’ and patents’ registries in Brazil.  Besides, the trademark “Gafisa” is also registered before the competent agency for registering trademarks in the United States.

Currently, the registration process of a trademark takes approximately 30 to 36 months from the date of filing of the application until the definitive registration. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

Each trademark registration is effective for a 10-year period and is renewable for equal and successive periods. The renewal of a trademark registration is granted upon request accompanied by payment of renewal fees during the final year of the trademark’s registration period or within the 6-month waiting period after its expiration. In case of non-payment, the registration is cancelled by INPI.

A trademark registration may be terminated in case (1) of expiration of its validity term; (2) the trademark owner or holder waives in whole or in part the rights granted by registration; (3) of forfeiture, or the applicant’s or the holder’s failure to use a registered trademark in connection with related goods or services for a period longer than five years; or (4) failure to appoint a Brazilian resident with powers to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this annual report, we had approximately 150 pending trademark applications and 131 trademarks registered in Brazil with the INPI of which approximately (1) 12 pending applications and 110 registered trademarks refer to Alphaville, and (2) 37 pending applications and 12 registered trademarks refer to Tenda.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Alphaville” and “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 73 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate our activities in Brazil. Our domain names will, unless renewed, expire between July 2012 and April 2021. We will seek to renew our domain names expiring in 2012, after evaluating their continuing applicability.

Patents

We have no patents registered in our name.

Software Licenses

Most of the software we use in our daily business refers to common computer programs, such as Windows, SAP and AutoCAD. Additionally, we own all required licenses of use in connection with such software. The use of computer software without the acquisition of proper licenses is considered a felony subject to both criminal and civil liabilities, including the payment of fines and restrictions of future use of the applicable software.

Licenses

Under Brazilian laws, we are required to obtain a variety of licenses for each of our new developments. As of the date of this annual report, we have obtained all necessary licenses and permits to operate our business.

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., UBF Garantias & Seguros S.A., Itau Unibanco Seguros e J.Malluceli Seguros S.A., Fator Seguradora S.A. and Áurea Seguros S.A., with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

According to Brazilian Federal Law, it is mandatory that homebuilders have insurance policies in force with coverage for, among others, damages and losses related to civil liabilities and performance bonds. Failure or default in contracting any compulsory insurance required by applicable legislation is subject to a penalty amounting to the higher amount between (1) twice the premium price of the insurance that should have been contracted; and (2) ten percent of the insured property value. Additionally, no operating authorization or license (or the renewal of any existing license) shall be granted to companies subject to compulsory insurance in default of the aforementioned obligations.

Our management believes that the insurance coverage for our properties is adequate and that our insurance policies are customary for our industry in Brazil and adequate for applicable regulations. Although no assurance can be given, we believe that the amount of insurance we carry will be sufficient to protect us from material loss in the future.

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

Urban land subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 of December 19, 1979, or Law No. 6, 766. The Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

Under the Urban Land Subdivision Act, land subdivisions are intended for the creation of lots in urban areas or urban expansion zones, as defined by the planning director or approved by municipal law, and must comply with Law No. 6,766.

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

In addition to the approval of the project by the municipality in which the development will be located, the approval of other governmental bodies may be necessary in cases where the land subdivision: (1) is located in an area of particular interest, such as a protected cultural heritage site as defined by state or federal legislation; (2) is located in the boundary area of a city, belongs to more than one municipality, or is in a metropolitan region as defined in state or federal law; or (3) has an area greater than 1 million square meters, in which case the state where the development will be located will be responsible for reviewing and approving it prior to the approval by the municipality, and will also determine the regulations to which the development must be subject.

The legal requirements for the approval of the land subdivision by a municipality include: (1) the developer must preserve a percentage of the land used for residential communities as open spaces for public use and for municipal or community properties with the percentage determined by each municipal zoning code; (2) each lot must have a minimum area of 125 square meters and the distance between the building and the street must be at least five meters; and (3) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways.

The Urban Land Subdivision Act also sets forth locations where subdivisions are not permitted, such as: (1) on wetlands and lands subject to flooding, until measures have been taken to assure water drainage; (2) on land that has been filled with material that is a public health hazard, unless previously cleaned up; (3) on land that has a slope equal to or greater than 30 degrees, unless the requirements of the appropriate authorities have been met; (4) on lands where geological conditions make buildings inadvisable; and (5) in ecological preserves or areas where pollution creates unacceptable sanitary conditions, until corrected.

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

Assets for Appropriation

Law No. 10,931 of August 2, 2004, provides for certain protection of real estate assets. Accordingly, such protected assets are segregated from other properties, rights and obligations of the developer, including other assets previously appropriated, and such appropriated assets can only be used to guarantee debts and obligations related to the respective development. The appropriated assets are considered bankruptcy free and will not be affected in the event of bankruptcy or insolvency of the developer. In the event of a bankruptcy or insolvency of the developer, joint ownership of the construction may be instituted by a resolution of the purchasers of the units or by judicial decision. The joint owners of the construction will decide whether the project will proceed or the assets appropriated will be liquidated. Developers may also opt to submit a project to appropriation in order to benefit from a special tax system. Under this system, land and objects built on the land, financial investments in the land, and any other assets and rights with respect to the land are considered to be protected for the benefit of the construction of that development and the delivery of the units to the final owners, and are thus separate from the remaining assets of the developer.

In addition, in order to encourage the use of the appropriation system, Laws No. 11,977 of July 7, 2009 and No. 12,024 of August 27, 2000, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 6% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” from 7% to 1%.

We have not yet utilized the appropriation system for any of our real estate developments. We prefer to use our subsidiaries and our jointly-controlled entities for each specific real estate development. Our subsidiaries and jointly-controlled entities allow us to borrow funds by segregating the credit risk taken on by the financial institutions.

Credit Policy Regulations

The real estate sector is highly dependent on the availability of credit in the market, and the Brazilian government’s credit policy significantly affects the availability of funds for real estate financing, thus influencing the supply of and demand for properties.

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia por Tempo de Serviço), or “FGTS,” and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. CEF is the agency responsible for managing the funds deposited in the FGTS. In order to be eligible for the financing, the beneficiary must purchase a completed unit or unit under construction priced at up to R$500,000. In addition, the beneficiary shall (1) not own or be the committed purchaser of any residential real estate financed by SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

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

CMN Resolution No. 3,932/2010 provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is R$450,000; (2) the maximum sales price for the financed unit is R$500,000; (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) in the event of an outstanding balance at the end of the financing term, such term will be extended by half of the initial term.

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

The federal government has announced changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) financial institutions have the option to grant financing with previously fixed rates; (2) lenders have the option of excluding the TR index (Taxa Referencial) from the financing and applying only the limit of 12% per year; (3) allowing financing installment payments to be directly deducted from a borrower’s wage; (4) establishing a new credit program from CEF to real estate developers; and (5) reducing the Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or “IPI,” for products utilized in the construction segment.

Mortgage portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,932/10 established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that has capacity for more real estate credits; (3) increase of the operating limits of the SFH to units with a maximum sales price of R$500,000; (4) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (5) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 of June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade), or Law No. 10,257. Law No. 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan, which shall be reviewed every 10 years. The master plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

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

Municipal Law No. 13,430 of September 13, 2002, approved the master plan and created the Planning System of the municipality of São Paulo. In addition, Municipal Law No. 11,228 of June 25, 1992, approved the Code of Works and Construction, regulated by Decree 32,329 of September 23, 1992, which governs administrative and executive procedures and sets forth the rules to be followed in the planning, licensing, execution, maintenance and use of public works and construction within properties in the municipality of São Paulo, and provides for sanctions and fines applicable in cases of non-compliance with these rules.

Rio de Janeiro municipality

Decree 322 of March 3, 1976, of the municipality of Rio de Janeiro, and Decree “E” 3,800 of April 20, 1970, of the then State of Guanabara, jointly created the municipality’s Zoning Regulation, Land Parceling Regulation and Construction Regulation. These regulations control the use of the municipality land, including urban zoning, use of properties, development of construction sites and conditions for the use of each zone in the municipality. The Ten-Year Master Plan of the municipality, approved pursuant to Supplementary Law No. 111 of January 1, 2011, establish rules and procedures related to urban policy of the municipality, determines guidelines, provides instruments for its execution and defines area policies and their related programs, aiming at meeting the social needs of the city.

Environmental Issues

We are subject to a variety of Brazilian federal, state and local laws and regulations concerning the protection of the environment, as described below. Applicable environmental laws may vary according to the development’s location, the site’s environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict project development. Before we purchase any real estate, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, as well as any inadequately disposed waste substances. During the investigations we also identify the existence of water wells and protected vegetation, observing the proximity of the real estate property to permanent preservation areas. We generally condition the real estate property acquisitions on obtaining the required regulatory approvals prior to closing.

We have adopted certain practices to further our commitment to environmental protection and landscape development. Through our Selective Collection Project, we have partnered in environmental education initiatives with private and governmental entities, including non-governmental organizations. We provide training to all of our outsourced workers (before we begin work on any particular project), that focuses on the importance of preserving the environment and how to effectively collect, store and control materials for recycling. Our subsidiary Alphaville was given the “ECO Award” in 2006 and 2007 (by the American Chamber of Commerce), the “Top Ambiental Award” (Top Environmental Award) in 2007 and 2008 (by the Brazilian Association of Marketing and Sales Agents, in recognition for its environmentally responsible practices) and the “Top Social Award” in 2008 and 2009 (by the Brazilian Association of Marketing and Sales Agents, in recognition for its socially responsible practices). Our Eldorado Business Tower building is the fourth building in the world and the only building in Latin American, to be pre-certified by the U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

Environmental licenses and authorizations

Brazilian environmental policy requires environmental licenses and permits for the construction of real estate projects. Environmental licensing is required for both initial construction and alteration in existing developments, and the licenses must be periodically renewed. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting such licenses for projects with regional or national impact on the environment. In other cases, state or municipal environmental agencies are responsible for granting such environmental licenses.

The environmental licensing process is comprised of three stages: initial license, installation license and operational license. The licensing of activities that may impact the environment impacting activities (as determined by the competent environmental agency and according to the Environmental Impact Study and Environmental Impact Report (“EIA/RIMA”), requires environmental offset payments, to be invested in conservation units (e.g. national parks, biological reserves etc.), pursuant to Article 36 of Law No. 9,985/00.  The value of the environmental offset is established by the environmental agency conducting the licensing proceeding, according to the “ecosystem impact level” of the proposed activity, pursuant to Article 31-A of Federal Decree No. 6,848/09. Such value must be no greater than 0.5% of the project’s total costs and shall be proportional to the environmental impact of the activity.

The installation, operation or alteration of projects without proper and valid environmental licensing or the non-compliance with the conditions or technical requirements of the respective environmental licenses, may subject the violator to administrative sanctions that may range from fines (R$500 to R$10 million) to suspension of activities and, depending on the specific circumstances, criminal liability (of individuals and companies), pursuant to Law No. 9,605/98.

The construction, maintenance and sale of our projects may be hampered or halted by delays in the issuance of applicable licenses or even by failure to obtaining such licenses.

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. These activities may require prior authorization of the relevant environmental authorities. As conditions to granting these authorizations, the relevant environmental authorities may require the licensees to plant new trees or acquire forests to repair the affected areas. The removal of vegetation without proper and valid authorization, or non-compliance with the authorization requirements, may subject the transgressor to civil liability (in case environmental damage occurs), administrative sanctions (such as fines) and, according to specific circumstances, criminal liability (of individuals and/or companies), pursuant to Law No. 9,605/98.

Waste disposal

The Brazilian “National Waste Management Policy” specifically regulates the handling of solid waste generated by the construction sector. Companies are required to present and have a solid waste management plan approved by state environmental agency and must comply with the conditions and obligations set forth in such plan. Failure to comply with such obligations may lead to civil (obligation to repair/indemnify in case of pollution), administrative (e.g. fines, suspension of activities etc.) and, according to specific circumstances, criminal liability.

Contaminated areas

We develop and construct projects in several states within Brazil. Each state has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the “SMA”, and the State Environmental Agency of São Paulo (Companhia Ambiental do Estado de São Paulo), or “CETESB”, are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the Rio de Janeiro State Environmental Agency, or “INEA”, also maintain quality standards established by CONAMA Resolutions. Other states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater located in their properties, even if they did not cause the contamination.

Environmental liability

Article 225 of the Brazilian Federal Constitution, provides that “activities that are harmful to the environment shall subject violators, whether individuals or companies, to criminal and administrative sanctions, regardless of the obligation to repair the damage caused”. Therefore, the Brazilian Federal Constitution provided for environmental liability in three distinct fields: civil, administrative and criminal. As an example, payment of an administrative fine does not offer exemption from the duty to make reparations or indemnify for damages that might be caused by harmful conduct, nor does it offer exemption from possible criminal charges prompted by the event.

Civil environmental liability in Brazil is considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys environmentally damaged land will succeed in the liability for the clean-up or recovery and for reparation of potential damage to third parties. Although this liability can be contractually allocated between the parties, it cannot be opposed either administratively or before third parties.

Under Brazilian civil law, Law No. 6,938/81 establishes strict liability for the recovery of environmental damages or, if not possible, compensation or indemnity for such damages, with joint and several liability established among all those directly or indirectly contributing to environmental degradation, regardless of the degree of participation in the damage. Each of those involved may be held liable for the full amount of the damages.

At the administrative level, environmental liability may be assigned through administrative sanctions imposed by the competent environmental entities, pursuant to Law No. 9,605/98 which “rules on the criminal and administrative sanctions deriving from conduct and activities that are harmful to the environment” and pursuant to Federal Decree No. 6,514/08. These sanctions may include, among others: (1) fines of up to R$50 million, tailored to the economic capacity and track record of the offender, in addition to the severity of the facts and past performance, with the possibility of these fines being imposed at double or triple rates for repeated offenses; (2) suspension or interdiction of the activities of the respective enterprise; and (3) withdrawal of tax incentives and benefits. Administrative liability falls on the person engaged in the conduct described as an administrative offense.

Criminal liability is personal, arising directly from the unlawful conduct of the agent, with the crimes necessarily being specifically addressed in the law. Brazilian law allows criminal liability to be assigned to individual persons as well as corporate entities. When liability is assigned to the latter, the individual persons taking the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) must also be penalized to the extent of their culpability. Moreover, Brazilian environmental legislation provides that the controlling legal entity can be found liable despite a limited liability legal status if this will assist in the recovery of damages.

C.	Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2010:

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D.	Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP – Brazil. We also lease our branch office located at Avenida das Nações Unidas, 12.495, 9th and 10th floors, in São Paulo, SP- Brazil. Currently, we and our main subsidiaries leased approximately 14,000 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2010, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$69.0 million.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

In 2010, we have retrospectively applied new Brazilian GAAP accounting pronouncements (new CPCs) as from January 1, 2009 to ensure consistency of presentation in our financial statements. All periods presented from January 1, 2009 have been modified to reflect such new accounting practices. The financial statements for the years ended December 31, 2010 and 2009, and as at January 1, 2009 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The new Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

In 2008, we retrospectively applied changes to Brazilian GAAP introduced by the CPC and the provisions of Brazilian Law No. 11,638/07 as from January 1, 2006 to ensure consistency of presentation in our financial statements. All periods presented from January 1, 2006 to December 31, 2008 have been modified to reflect such new accounting practices. The 2008 financial information presented herein is not consistent with the 2009 and 2010 financial information.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2010 and 2009 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses data derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

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

Brazilian Economic Environment

Our business and results of operations are significantly affected by changes in the Brazilian economic environment, including changes in employment levels, population growth, consumer confidence, stability of income levels and availability of financing for land home site acquisitions.

In 2006, the Central Bank continued to reduce the SELIC rate, which attained 13.25% as of December 31, 2006. During this period, average inflation according to the INPC was 3.1%. The real appreciated 9.5% in relation to the dollar, reaching R$2.1380 per US$1.00 as of December 31, 2006. Notwithstanding the real’s appreciation, Brazil’s account balance was US$46.5 billion in 2006.

The global economic scenario remained favorable and global growth continued to be strong throughout the year ended December 31, 2007. Favorable liquidity conditions continued despite the increases in the international markets’ long-term interest rates. The real appreciated 20.7% in relation to the dollar, reaching R$1.7713 per US$1.00 as of December 31, 2007. However, the recent crisis in 2008 in the United States mortgage market affected credit markets, which had a negative impact on emerging markets and on stock exchanges throughout the world. During this period, average inflation according to the INPC was 5.9%. The SELIC rate closed the 2008 year at the rate of 11.8%. The real depreciated 24.2% in relation to the dollar, reaching R$2.34 per US$1.00 as of December 31, 2008.

In 2009, the Central Bank began gradually reducing the SELIC rate, which attained 9.05% as of December 31, 2009. During this period, average inflation according to the INPC was 3.92%. The real appreciated 34.2% in relation to the dollar, reaching R$1.74 per US$1.00 as of December 31, 2009.

In 2010, the Central Bank increased the basic interest rate, which attained 10.75% as of December 31, 2010. During this period, average inflation according to the INPC was 6.46%. In 2010, the real appreciated by 4.3% against the U.S. dollar. On December 31, 2010, the period-end real/U.S. dollar exchange rate was R$1.666 per US$1.00.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2010		2009		2008
	(%, unless otherwise stated)
Real growth in GDP		7.5		0.2		5.1
Inflation rate (INPC)(1)		6.5		3.9		5.9
Inflation rate (IGP–M)(2)		11.3		(1.71)		9.8
National Construction Cost Index (INCC)(3)		7.8		3.20		11.9
TJLP rate (4)		6.0		6.0		6.3
CDI rate (5)		10.8		8.62		12.4
Appreciation (devaluation) of the real vs. US$		4.3		34.2		(24.2)
Exchange rate (closing) — US$1.00	R$	1.66	R$	1.74	R$	2.34
Exchange rate (average)(6) — US$1.00	R$	1.76	R$	1.99	R$	2.03

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

Brazilian Real Estate Sector

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. Demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

Since 1994, Brazil’s ability to control inflation has contributed to the country’s economic recovery (particularly at the lower income level) and allowed Brazil to assert itself more effectively into the global economic context. For example, during the second half of the 1990s, policies that promoted economic liberalization and privatization of public services facilitated a significant influx of foreign investment. This environment generated pressure among the Brazilian financial and business communities to encourage responsible and transparent public management, promoting economic stability. In general, the current and previous presidential administrations have adopted comparatively austere economic policies, characterized by increased independence of the Central Bank, transparency and control over public accounts. Another significant effect of Brazil’s heightened international profile and economic stability was an increase in the competitiveness of various economic sectors, with a notable improvement in standards of corporate administration and governance. This pattern, along with favorable conditions in the global economy, has contributed to improved economic indicators in Brazil.

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

•
Decree No. 6,006 enacted on December 28, 2006, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012.

•
Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010 amended the aforementioned legislation which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000; and

•
Provisional Measure No. 514 enacted on December 01, 2010, confirmed the extension of Minha Casa, Minha Vida through 2014, and a total investment of R$72 billion, more than double the R$34 billion allocated to the initial program. The goal of the second phase of the Minha Casa, Minha Vida program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property plant and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments. Estimates are used for, among other things, impairment of non-financial assets, transactions with share-based payment, provisions for tax, labor and civil risks, fair value of financial instruments, estimated costs of ventures and other similar charges. Although we believe that our judgments and estimates are based on reasonable assumptions that are subject to several risks and uncertainties and are made in light of information available to us, our actual results may differ from these judgments and estimates.

In this sense, we set forth below summarized information related to our critical accounting policies. See the notes to our financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We review annually the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidence be found, and the carrying amount exceeds the recoverable amount, a provision for loss is recognized by adjusting the carrying amount to the recoverable amount. These losses are recorded in the statement of operations when found. The test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate there is a decrease in the carrying amount.

The carrying amount of an asset or a certain cash-generating unit is defined as the highest of the value in use and the fair value less cost to sell.  When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate before taxes that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. Cash flows are derived from the budget for the following five years, and do not include restructuring activities with which we have not committed to undertake or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and at the growth rate used for purposes of extrapolation. The fair value less costs to sell is determined, whenever possible, based on a binding sales agreement in an arm’s length transaction between knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or in the latest transaction with similar assets.

The main assumptions used in the estimates of value in use are the following: revenue – revenue was projected between 2011 and 2015 considering the sales growth and on the customer base of different cash-generating units. Operating costs and expenses were projected in line with our past performance, as well as with the history of revenue growth. The key assumptions were based on our past performance and on reasonable and valid macroeconomic assumptions based on projections of the financial market, documented and approved by our management. The recovery test of our intangible assets did not result in impairment loss for the years ended December 31, 2010 and 2009, as the estimated market value is in excess of the net book value on the assessment date.

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

Land is recorded at acquisition cost. See “Business – Our Operations – Land Acquisition”. We acquire portions of land through barter transactions where, in exchange for the land acquired, we undertake to deliver either real estate units of developments in progress or part of the sales revenues originating from the sale of the real estate units in the developments. Land acquired through barter transactions is recorded at fair value.

We capitalize interest on the developments during the construction phase under the National Housing System credit line and other credit lines that are used for financing the construction of developments (limited to the corresponding financial expense amount).

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2010 and 2009. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operation conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes. During 2011 we made a decision to sell a portion of our landbank and our evaluation of impairment on landbanks and properties for sale resulted in recording a provision for impairment in the amount of R$92.1 million.

Transactions with share-based payment

We measure the cost of transactions to be settled with shares with employees based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend yield, and the corresponding assumptions.

Provisions for tax, labor and civil risks

We recognize a provision for probable losses with tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, the existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. We review the estimates and assumptions at least annually.

Taxes on income

We use both the “actual profit” and “presumed profit” regimes in our operations.

Deferred income and social contribution taxes are calculated to take into account all tax timing differences as follows: (1) amounts not yet taxed due to the fact that net income from real estate activities is taxed when the sales price is collected in cash as opposed to when revenue is recognized on an accrual basis; (2) income or expenses which are not yet taxable or deductible, such as provisions for contingencies; and (3) net operating losses, which have no expiration, when realization or recovery in future periods is considered probable. Deferred tax assets are generated under the “actual profit” regime only. We consider in our annual business plan the allocation of new developments between entities using “actual profits” versus the “presumed profits” tax regimes such that sufficient taxable income will be generated in future years to realize the deferred tax asset. The business plan includes consideration of a variety of factors including the 30% annual limitation for utilizing net operating losses and changes in the Brazilian economic conditions. We evaluate whether a valuation allowance is required for these assets and deferred tax assets are recognized only to the extent that is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized, otherwise a valuation allowance is recorded. We also include in our evaluation the limitation of utilizing up to only 30% of annual taxable income in connection with recognition of net operating loss carryforwards. In the event our jointly-controlled subsidiaries elect to change from the “actual profit” regime to the “presumed profit” regime, accumulated tax loss carryforwards will be forfeited.

In situations of cumulative losses over a three year period, temporary difference assets in excess of temporary difference liabilities do not have the respective deferred tax asset recognized, nor is an asset recognized for tax losses not used to offset against the 30% of tax liabilities.

Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

Estimated costs of ventures

Total estimated costs, comprised of incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and the adjustments based on this review are reflected in the income statement, which form the basis for calculating the percentage in order to recognize the revenue.

Development and sale of real estate

In installment sales of finished units, revenue and costs are recognized when the sale is made with transfer of significant rights, regardless of the receipt of the contractual amount.

In sales of unfinished units, the following procedures and rules are observed:

•	the cost incurred (including the cost related to land) corresponding to the units sold is fully appropriated in our results;

•
the percentage of the cost incurred for units sold (including costs related to land) is calculated as a percentage of total estimated costs, and this percentage is applied on the revenue from units sold, as adjusted pursuant to the conditions of the sales agreements, thus determining the amount of revenue to be recognized in direct proportion to costs incurred;

•
any amount of revenues recognized that exceeds the amount received from clients is recorded as current or non-current “Receivables from clients”. Any amount received in connection with the sale of units that exceeds the amount of revenues recognized is recorded as “Obligations for purchase of land and advances from clients”;

•
interest and inflation adjustments on accounts receivable as from the time the client takes possession of the property, as well as adjustments to present value of accounts receivable, are appropriated in our results for the development and sale of real estate using the accrual basis of accounting; and

•
financial charges on accounts payable from the acquisition of land and those directly associated with financing of construction are recorded in inventories of properties for sale, and appropriated to the incurred cost of finished units, following the same criteria for appropriation of real estate developments cost of units under construction sold.

Taxes on the difference between revenues from real estate development and taxable accumulated revenues are calculated and recognized when the difference in revenues is recognized. Other income and expenses, including advertising and publicity, are included in results as they are incurred using the accrual basis of accounting.

Allowance for doubtful accounts and cancelled contracts

We set up an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 180 days past due, in several phases of construction work: construction works ready on time, construction works delayed (within the grace period), works that are late (out of the grace period) and completed units that are delivered. This allowance is calculated based on the percentage of the construction work completed, a methodology adopted for recognizing income for the year.

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2010	2009	2008
Launches (in millions of reais)	4,491	2,301	2,763
Number of projects launched	127	68	64
Number of units launched (1)	22,233	10,795	10,963
Launched usable area (m2) (2) (3)	3,029,748	1,354,332	1,838,000
Percentage of Gafisa investment	81%	80%	70%

(1)	The units delivered in exchange for land pursuant to barter transactions are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include data for Bairro Novo, FIT and Tenda in 2008.

In 2010, we launched 127 residential developments with a total sales value of R$4.5 billion. This sales value was approximately 109% higher than that achieved in 2009, during which we launched residential developments totaling R$2.1 billion. This increase is a reflection of the great demand during 2010.

44 of the 127 developments we launched during 2010 were located in the state of São Paulo, while another 17 developments were located in the state of Rio de Janeiro. The remaining 66 residential developments launched were located in the cities of Maceió, state of Alagoas, São Luiz, state of Maranhão, Porto Alegre, state of Rio Grande do Sul, Curitiba, state of Paraná, Aracaju, state of Sergipe, Goiânia, state of Goiás, Belém, state of Pará, Natal, state of Rio Grande do Norte, Vitória, state of Espírito Santo, Teresina, state of Piauí, Lauro de Freitas, state of Bahia, Belo Horizonte, state of Minas Gerais.

During 2010, approximately 44% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.  Our diversification into the affordable entry-level business accounted for approximately 36% of our total sales value for the year ended December 31, 2010. In the year ended December 31, 2009, the affordable entry-level business represented approximately 42% of our total sales value.

In 2009, we launched 65 residential developments with a total sales value of R$2.1 billion. This sales value was approximately 22.2% lower than that achieved in 2008, during which we launched residential developments totaling R$2.7 billion. This decrease is compensated by an increase in commercial launches. We also launched in 2009 four commercial developments with a total sales value of R$155.4 million.

24 of the 69 developments we launched during 2009 were located in the state of São Paulo, while another nine developments were located in the state of Rio de Janeiro. The remaining 36 residential developments launched were located in the cities of Vila Velha, state of Espírito Santo, Belém, state of Pará, Porto Velho, state of Rondônia, Goiânia, state of Goiás, Porto Alegre, state of Rio Grande do Sul, São Luis, state of Maranhão, Manaus, state of Amazonas, Curitiba, state of Paraná, Salvador, state of Bahia.

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

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2010		2009		2008
	(in thousands of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	534,582	R$	416,481	R$	472,846
Middle-income buildings		1,439,735		1,005,860		755,728
Affordable entry-level housing		1,433,125		1,361,105		601,206
Commercial		0		87,734		3,100
Lots(1)		598,938		376,885		405,678
Total contracted sales	R$	4,006,380	R$	3,248,065	R$	2,238,558
Sale of units launched in the year	R$	2,676,272	R$	1,279,591	R$	1,362,425
Percentage of total contracted sales		66.8%		39.4%		60.9%
Sale of units launched during prior years		1,330,108		1,968,474		876,133
Percentage of total contracted sales		33.2%		60.6%		39.1%

(1) In 2008, it includes sales of land subdivisions under the Gafisa brand.

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2010		2009		2008
	(in thousands of R$, unless otherwise stated)
Company
Gafisa	R$	1,974,317	R$	1,510,075	R$	1,345,411
FIT (1)		—		—		394,090
Tenda (2)		1,433,125		1,361,105		167,800
Bairro Novo (3)		—		—		31,368
Alphaville		598,938		376,885		299,889
Total contracted sales	R$	4,006,380	R$	3,248,065	R$	2,238,558

(1)	On October 21, 2008, FIT was merged into Tenda.

(2)	On December 30, 2009, all of the remaining Tenda shares not held by Gafisa were exchanged into Gafisa shares and, as a result, Tenda became a wholly-owned subsidiary of Gafisa.

(3)	On June 29, 2009, we sold our equity interest in the company developing Bairro Novo Cotia to Tenda.

In 2010, we sold 67% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$4,006 million, an increase of approximately 23% compared to 2009. In 2009, we sold 39.4% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,248.1 million, an increase of approximately 45% compared to 2008. The increase in 2010 is a result, among others, of the favorable sales performance of our launches, better economic conditions and better financing structures provided to our customers by public as well as private banks.

Our sales contracts are irrevocable under Brazilian law, which means a customer does not have a unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously unpaid unless we agree.  To the extent that a customer is not in compliance with its obligations under a contract, we have the option to either force compliance through the Brazilian courts, or agree to “default” by the customer. Should we agree to such default, the customer is then charged penalties as defined in the contracts with any remaining amounts remitted to the customer. Penalties charged by Tenda have historically been 20% of amounts paid, while penalties charged by Gafisa have historically been significantly higher (average about 60-65% of amounts paid).

We provide a limited amount of post-construction client financing, although his financing is not available to Tenda clients. Our consolidated default rate was 5.3%, 4.5% and 3.7% as of December 31, 2010, 2009 and 2008, respectively, which represents charge-offs for both these financings and also the remainder of our percentage of completion receivables.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2010	2009	2008
	(in millions of R$)
Gafisa	6.7	5.4	2.7
Tenda	23.4	7.8	4.8

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2010		2009		2008
	(in thousands of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	4,112,697	R$	3,139,587	R$	2,996,905
Net sales(1)		3,962,583		3,024,992		2,887,518
Cost of units sold to be recognized		2,423,586		(1,959,215)		(1,872,927)
Expected gross margin—yet to be recognized(2)		1,538,757		1,065,777		1,014,591
Expected margin percentage		38.9%		35.2%		35.1%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%.

(2)	Based on management’s estimates.

Gross Operating Revenues

Financial information as of and for the years ended December 31, 2010 and 2009 have been prepared in accordance with Brazilian GAAP and financial information as of December 31, 2008 are prepared in accordance with Prior Brazilian GAAP.

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For year ended December 31,
	2010	2009	2008
Real estate development and sales	99.4%	98.5%	97.9%
Construction services rendered	0.6	1.5	2.1
Total	100.0%	100.0%	100.0%

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

Real estate development costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items making up our costs, as a percentage of our total cost, were as set forth for the periods presented:

	For the year ended December 31,
	2010	2009	2008
Land	12.3%	11.4%	12.1%
Construction costs	79.9	81.8	80.9
Financial costs	5.3	4.4	4.4
Development costs	2.5	2.4	2.6
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last three years, land represented, on average, 11.7% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last three fiscal years, raw materials represented, on average, 33.7% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 7.7%, 3.14% and 11.9% in 2010, 2009 and 2008, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last three years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last three years, labor represented, on average, 66.3% of our total cost of real estate development.

Over the last three years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	16%
7th to 12th month	25%
13th to 18th month	31%
19th to 24th month	20%
25th to 30th month	8%

(1)	Including cost of land.

Real estate services

Our costs of real estate services consist of direct and indirect labor fees and outsourced services.

Operating Expenses

Our operating expenses include selling, general and administrative expenses and depreciation and amortization expenses and revenues.

Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

General and administrative expenses

General and administrative expenses principally include the following:

•	employee compensation and related expenses;

•	fees for outsourced services, such as legal, auditing, consulting and others;

•	management fees and expenses;

•	stock option plan expenses;

•	overhead corporate expenses;

•	expenses related to legal claims and commitments and;

•	legal expenses related to public notaries and commercial registers, among others.

Depreciation and amortization

Depreciation expenses consist of depreciation of our property and equipment. Since January 1, 2009, goodwill is no longer amortized under Brazilian GAAP.

Financial Income and Expenses

Financial income includes income from financial investments Interest revenues are recognized at the time the effective profit accrues from the asset, based on the accrual method. Financial expenses generally consist of interest payable on loans, financings and debentures.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution (9%); for a composite statutory tax rate of 34%. We calculate our income and social contribution taxes according to the “actual profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than R$40 million, may calculate their respective income and social contribution taxes through either this “actual profit” regime or through the “presumed profit” regime, depending on our tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated as 8% of gross revenues and the social contribution basis is calculated as 12% of gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

New Brazilian GAAP Accounting Standards Adopted

Through December 31, 2009, our consolidated financial statements had been prepared in accordance with the Brazilian GAAP in effect at that time.  In 2010, a number of new accounting standards were required to be implemented under Brazilian GAAP which we retrospectively applied to the beginning of 2009 consistent with its local regulatory reporting.  These new Brazilian GAAP standards were adopted as Brazilian GAAP continued to converge with IFRS, and specifically Brazil’s adoption of “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”.

We prepared its opening balance sheet on the transition date to IFRS applicable to real estate development entities in Brazil as of January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions from retrospective application, as established in the technical pronouncements, interpretations and guidelines issued by the CPC, and approved by CVM, to our financial statements.

Mandatory exceptions and exemptions from retrospective application

CPC 37 (R1) allows companies to apply certain optional exemptions.  We analyzed all optional exemptions, a summary of which is presented below:

(1)      Exceptions for business combinations: We applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(2)      Exemption for presentation of fair value of property, plant and equipment as deemed cost: We opted not to state our property, plant and equipment at the transition date at fair value as deemed cost, but to maintain the previously estimated cost;

(3)      Exemption for measurement of compound financial instruments: We do not have any transactions subject to this standard; and

(4)      Effects of changes in foreign exchange rates and translation of financial statements: This standard does not apply to our operations.

The following exemptions are not applicable to our operations and do not impact the financial statements on the first-time adoption date:

(1)      Employee benefits CPC 22: We do not have any private pension plans or other benefits that are characterized as defined benefit plan;

(2)      Insurance contracts CPC 11: The standard is not applicable to our operations; and

(3)      Service concession arrangements ICPC 01: We do not have any utilities concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions in the first adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(1)           Derecognition of financial assets and financial liabilities: We did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice;

(2)      Hedge accounting: The hedge transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. We do not apply hedge accounting for derivatives;

(3)      Changes in estimates: The estimates adopted on transition to CPC are consistent with those adopted by the previous accounting criteria; and

(4)      Non-controlling interest: The profit or loss for the period and each component of other comprehensive income (directly recognized in the equity) are attributed to our owners and to the non-controlling interest. The total comprehensive income is attributed to our owners and to the non-controlling interests, whether such profit or loss cause the non-controlling interest to be negative.

The summary of the adjustments made is presented below:

	Consolidated
	Equity		Result for the year Ended December 31, 2009
	As of December 31, 2009	As of January 1, 2009
Current accounting practice	2,384.1	2,195.6	101.7
Gain on partial disposal of investment(1)	-	(169.4)	169.4
Deferred income tax and social contribution(1)	-	57.6	(57.6)
Non-controlling interest(2)	(58.5)	(471.4)	-
Previous accounting practice (effective through January 1, 2009)	2,325.6	1,612.4	213.5

(1)
Business Combinations: In accordance with CPC 15, we amortized in 2008 the totality of negative goodwill arising from the acquisition of interest in Tenda, at the total amount of R$210,402, for advantageous purchase. The balance of the negative goodwill amortized in 2009 amounting to R$169,394 (R$41,008 in 2008), as well as its tax effect amounting to R$57,594, were retrospectively adjusted in the opening balance sheet.

(2)
Non-controlling interest: According to the accounting practices adopted in Brazil, pursuant to the Brazilian Accounting Standard (NBC) T 08 , non-controlling interest in the equity of controlled entities shall be separated in the consolidated balance sheet, immediately before the equity accounts, and in the consolidated net income.  Pursuant to CPC 36, the non-controlling interests shall be presented in the group of accounts of equity of consolidated statements, separated from the controlling interest.  Income shall be attributed to controlling and non-controlling interest, even if the share of the latter is a deficit.

Results of Operations

The following discussion of our results of operations is based on our financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue increased by 12.1%, from R$3,036.4 million in 2009 to R$3,403.1 million in 2010. Gross revenues generated from the sales of real estate properties and barter transactions, net of the provision for cancelled contracts,  totaled R$3,651.4 million in 2010, an increase of R$554.5 million or 17.9% as compared to the same period in 2009, when gross revenues generated from the sales of real estate properties and barter transactions totaled R$3,096.9 million. This increase is mainly due to the continuing recognition of revenues from sales contracted in prior periods.  Gross revenues generated from services decreased by 49.4%, from R$48.0 million in 2009 to R$24.3 million in 2010, reflecting a decrease in the volume of construction services rendered to other companies.

Operating costs

Operating costs in 2010 totaled R$2,460.9 million, an increase of 14.8% as compared to R$2,143.8 million in 2009 net of the provision for cancelled contracts. This increase is due to the greater volume of construction in progress in 2010 as compared to 2009. The cost of land totaled 12.3% of the operating costs in 2010, as compared to 11.4% in 2009. Construction costs payable to third parties decreased in 2010, totaled 79.9% of total operating costs, as compared to 81.8% in 2009. These variations were mainly due to a strategic change to rely less on third party providers for construction services. Operating costs, as a percentage of net operating revenue, remained stable at 72.3% in 2010 as compared to 70.8% in 2009.

Gross profit

Gross profit in 2010 totaled R$942.1 million, representing an increase of 5.6%, as compared to R$892.6 million in 2009 net of the provision for cancelled contracts. This increase was mainly due to higher gross operating revenue as a consequence of higher operational volume during 2010. In 2010, the gross margin generated from our activities remained stable at 27.7% as compared to 29.4% in 2009. This stability was due to higher revenues offset by higher operating costs which resulted in similar margins.

Selling expenses

Selling expenses in 2010 totaled R$266.7 million, representing an increase of 10.8%, as compared to R$240.6 million in 2009. This increase reflects (i) the increase of launches and sales volume, and (ii) increased marketing efforts in furtherance of our growth strategy of geographic and income segment diversification. Selling expenses in 2010 represented 7.8% of our net operating revenue compared to 7.9% in 2009, reflecting an improvement in operational efficiency.

General and administrative expenses

General and administrative expenses totaled R$236.8 million in 2010, remaining stable compared to R$233.1 million in 2009.

Depreciation and amortization

Depreciation and amortization in 2010 was stable at R$33.8 million, compared to R$34.2 million in 2009.

Financial income and expenses, net

Net financial results totaled an expense of R$82.1 million in 2010 compared to an expense of R$111.0 million in 2009. Financial income during 2010 totaled R$128.1 million, as compared to R$129.6 million in 2009 due to lower average interest rate that was partially offset by the higher average cash position in 2010 when compared to the previous year. Financial expenses during 2010 totaled R$210.2 million, as compared to R$240.6 million in 2009 due to the higher interest capitalized, which was partially offset by increased interest expenses due to higher average debt during 2010.

Taxes on income

Income and social contribution taxes in 2010 totaled R$22.1 million, or 41.5% lower than in 2009, when income and social contribution taxes totaled R$37.8 million. In 2010 and 2009, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes, were 7.1% and 20.9%, respectively. The decrease in our effective tax rate is due to the implementation of tax planning strategy allocating more projects at the holding company level to maximize the use of corporate and financial expenses. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime.

Net income attributable to noncontrolling interest

Net income attributable to noncontrolling interest decreased from R$41.2 million in 2009 to R$23.9 million in 2010, mainly due to the acquisition of 20% interest at Alphaville Urbanismos S.A., during 2010, which reduced the noncontrolling interest at that subsidiary.

Net income attributable to owners of Gafisa

As a result of the factors above, net income in 2010 totaled R$264.6 million, an increase of 160.2% over the previous year, when net income was R$101.7 million.

Results of Operations for the Years Ended December 31, 2009 and 2008 Presented in Accordance with Prior Brazilian GAAP.

The following period-on-period discussion is based on our prior Brazilian GAAP financial statements in effect as of December 31, 2009.  See “Presentation of Financial Information.”  As a consequence the figures presented below are not comparable to the figures presented above under “—Results of Operations for the Years Ended December 31, 2010 and 2009.” The results of operations for the year ended December 31, 2009 under prior Brazilian GAAP from our financial statements as of and for the years ended December 31, 2009 and 2008, which are included herein.

Net operating revenue

Net operating revenue increased by 74.5%, from R$1,740.4 million in 2008 to R$3,036.4 million in 2009. Gross revenues generated from sales of real estate properties and barter transactions totaled R$3,096.9 million in 2009, an increase of R$1,328.7 million or 75.1% as compared to the same period in 2008, when revenues generated from sales of real estate properties totaled R$1,768.2 million. This increase is mainly due to the recognition of revenues from sales contracted in prior periods and the consolidation of Tenda’s results for the full year ended December 31, 2009. Net revenues generated from services increased by 28.8%, from R$37.3 million in 2008 to R$48.0 million in 2009, reflecting the overall growth of the real estate market in Brazil.

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

Gross profit

Gross profit in 2009 totaled R$892.6 million, representing an increase of 69.7%, as compared to R$526.0 million in 2008. This increase was mainly attributable to the consolidation of Tenda’s results and greater revenues in 2009. In 2009, the gross margin generated from our activities decreased to 29.4% as compared to 30.2% in 2008. This decrease was due to greater amortization expenses as a result of capitalized interests and, to a lesser extent, to a less profitable mix of products sold in 2009.

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

General and administrative expenses

General and administrative expenses totaled R$233.1 million in 2009, representing an increase of 28.9%, as compared to R$180.8 million in 2008. This increase is mainly due to (1) our growth strategy in general and administrative expenses of Gafisa, Tenda and Alphaville totaling R$77.9 million, R$88.3 million and R$24.2 million, respectively; and (2) provision for profit sharing in the amount of R$28.2 million. In addition, stock option plan expenses, a non-cash expense, totaled R$14.4 million in 2009 and R$26.1 million in 2008.

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

Financial income and expenses, net

Net financial results were an expense of R$111.0 million in 2009 compared to income of R$7.8 million in 2008. Financial income during 2009 totaled R$129.6 million, as compared to R$102.9 million in 2008 due to the consolidation of Tenda’s results and interest accrued on our cash and cash equivalents and short-term investments. Financial expenses during 2009 totaled R$240.6 million, as compared to R$95.0 million in 2008 due to an increase in our total debt primarily as a result of our issuance of debentures totaling R$1,450.0 million and a working capital loan in the amount of R$300.0 million. Our outstanding debt as of December 31, 2009 increased 101.2% as compared to December 31, 2008. Our outstanding debt includes (i) outstanding debentures totaling R$1,918.4 million, (ii) working capital loans of R$736.7 million and (iii) other loans, primarily related to SFH loans, in the amount of R$467.0 million.

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

Business Segments

 Our financial results for 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Following Gafisa’s withdrawal from Bairro Novo, our financial results for 2010 and 2009 included the results of the following segments: Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses data derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

We provide below a measure of historical results, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2010
	Gafisa (1)	Tenda	Alphaville	Total
	(millions of reais except for percentages)
Net operating revenue	1,894.5	1,061.6	447.0	3,403.1
Operating costs	(1,477.8)	(732.0)	(251.2)	(2,460.9)
Gross profit	416.8	329.6	195.8	942.1
Gross margin	22.0%	31.0%	43.8%	27.7%
Net income attributable to owners of Gafisa	116.8	82.5	65.3	264.6

(1)	Includes all subsidiaries, except Alphaville and Tenda.

	For Year Ended December 31, 2009
	Gafisa (1)	Tenda (2)	Alphaville	Total
	(millions of reais except for percentages)
Net operating revenue	1,770.2	988.4	277.8	3,036.4
Operating costs	(1,297.0)	(671.6)	(175.1)	(2,143.7)
Gross profit	473.2	316.8	101.7	892.6
Gross margin	26.8%	32.1%	36.7%	29.4%
Net income attributable to owners of Gafisa	39.3	38.7	23.7	101.7

(1)	Includes all subsidiaries, except Alphaville and Tenda.

(2)
On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

The following table is based on our Prior Brazilian GAAP financial statements in effect as of December 31, 2009. See “Presentation of Financial Information.”  As a consequence the figures presented below are not comparable to the figures presented above.

	For Year Ended December 31, 2008
	Gafisa (1)	Tenda (2)	Alphaville	FIT (3)	Bairro Novo	Total
	(millions of reais except for percentages)
Net operating revenue	1,214.6	164.3	249.6	78.5	33.5	1,740.5
Operating costs	(847.6)	(111.9)	(167.0)	(60.1)	(27.7)	(1,214.3)
Gross profit	367.0	52.4	82.6	18.4	5.8	526.2
Gross margin	30.2%	31.8%	33.1%	23.4%	17.2%	30.2%
Net income	103.6	15.7	21.1	(22.3)	(8.2)	109.9

(1)	Includes all subsidiaries, except Alphaville, Tenda, FIT and Bairro Novo.

(2)	Tenda’s results for the period from October 22, 2008 through December 31, 2008.

(3)	FIT’s results for the period from January 1, 2008 through October 21, 2008. FIT was merged with Tenda on October 21, 2008.

Gafisa Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,894.5 million in 2010 compared to R$1,770.2 million in 2009, which represents an increase of 7.0%, net of provision for cancelled contracts. This increase was primarily due to the continued strong demand for Gafisa properties and recognition of results from sales contracted in prior periods, since Gafisa recognizes revenues on a percentage of completion basis. As a result of the continued economic recovery in 2010 after the financial crisis, Gafisa began increasing the launch volume for the year and its volume of units under construction. At December 31, 2010, Gafisa had R$1,323.2 million in inventory and 15,380 units under construction compared to R$1,114.3 million and 14,775 units at December 31, 2009.

The increase in the launched volume and consequently in the contracted sales from 2009 to 2010 was a result of the continued improvement in the Brazilian economy during 2010. The average price for a Gafisa unit launched during 2010 was R$442.6 thousand as compared to an average price per unit of R$370.5 thousand in 2009. The increase in average price per unit in 2010 was a result of a change in the project mix and the strong demand during 2010.

Operating costs

Operating costs for the Gafisa segment were R$1,477.8 million in 2010 compared to R$1,297.0 million in 2009, which represented an increase of 13.9%, net of provision for cancelled contracts. This increase was mainly due to the greater volume of construction in progress during 2010 as compared to 2009 as discussed above. Operating costs, as a percentage of net operating revenues, increased to 78.0% in 2010 as compared to 73.8% in 2009, mainly due to an increase in labor costs. The increase in labor costs was attributable to the continued strengthening of the Brazilian economy and the higher labor cost associated with completing a unit. This increase in labor costs resulted in an increase in construction costs payable to third parties.

Gross profit

Gross profit for the Gafisa segment was R$416.8 million in 2010, representing a decrease of 12.1%, when compared to our total gross profit in 2009 of R$474.2 million, net of provision for cancelled contracts. The decrease in gross profit was primarily due to the review of costs related to works in progress developments. In 2010, gross margin generated from the sale of our developments decreased to 22.0% as compared to 26.8% in 2009. This decrease was due to greater amortization expenses as a result of capitalized interests and to a less profitable mix of units under construction resulting from geographical diversification that took place in previous years, primarily associated with projects outside the states of Sao Paulo and Rio de Janeiro.

Net income

Net income for the Gafisa segment was R$116.8 million or 44.2% of our total net income in 2010, compared to R$39.3 million or 38.6% of our total net income in 2009. The shift from 38.6% of net income in 2009 to 44.2% of net income in 2010 is a result of an increase in Gafisa operations.  Net income as a percentage of net operating revenue was 6.2% in 2010 as compared to 2.2% in 2009. The increase between years was mostly attributable to a decrease in income tax expenses.

Tenda Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Tenda segment was R$1,061.6 million in 2010 compared to R$988.4 million in 2009, net of provision for cancelled contracts.  This increase was primarily due to greater pre-sales amounts, which increased from R$1,361.1 million to R$1,433.1 million and also to the consequently higher recognition of results from sales contracted and developments launched. At December 31, 2010, Tenda had 28,550 units under construction compared to 26,500 units at December 31, 2009. The average price for a Tenda unit launched during 2010 was R$118.2 thousand as compared to an average price per unit of R$116.8 thousand in 2009. The change in the average price per unit was attributable to inflation, partially offset by our focus on developing projects within the R$100.0 thousand and R$120.0 thousand price range, maintaining our projects directed towards lower-income families attractive.

Operating costs

Operating costs for the Tenda segment were R$732.0 million in 2010 compared to R$671.6 million in 2009, net of provision for cancelled contracts.  This increase is mainly related to higher recognition of revenues, and consequently costs, and also some costs overrun that resulted in lower gross margin when compared to the previous year, as described below.

Gross profit

Gross profit for the Tenda segment was R$329.6 million, or 35.0% of our total gross profit in 2010, compared to R$316.8 million in 2009, or 35.5% of our total gross profit in 2009, net of provision for cancelled contracts. Despite the nominal gross profit increase in, which is related to higher revenue recognition, Tenda’s gross margin decreased to 31.0% in 2010 from 32.1% in 2009, mainly as a consequence of higher revenue recognition of lower margin projects, resulting from old projects which did not have standard construction procedures. Tenda’s projects launched in prior to 2009 (before Gafisa’s acquisition of Tenda) did not have standardization projects and the execution was mainly outsourced, which added to the difficulties in controlling execution and cost overruns.

Net income

Net income for the Tenda segment was R$82.5 million or 31.2% of our total net income in 2009, compared to a net income of R$38.7 million or 38.1% of our total net income for 2009. This increase of net income in 2010 when compared to 2009 is a result of higher gross profit, as discussed above. Net income as a percentage of net operating revenues was 7.8% in 2010 as compared to 3.9% in 2009.

Alphaville Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Alphaville segment was R$447.0 million in 2010, compared to R$276.7 million in 2009, which represents an increase of 60.9%. This increase was primarily due to continued strong demand for Alphaville properties and recognition of revenues from sales contracted in prior periods. Contracted sales increased from R$376.9 million in 2009 to R$598.9 million in 2010. At December 31, 2009, Alphaville had 8,423 units under development compared to 11,294 lots under development at December 31, 2010. The average price for an Alphaville unit launched during 2009 was R$200.2 thousand compared to an average price per unit of R$205.3 thousand in 2010.

Operating costs

Operating costs for the Alphaville segment was R$251.2 million in 2010, compared to R$175.1 million in 2009, which represents an increase of 43.5%. This increase was mainly due to the greater volume of projects under construction in 2010, compared to 2009.

Gross profit

Gross profit for the Alphaville segment was R$195.8 million, or 20.8% of our total gross profit in 2010, compared to R$101.6 million, or 11.4% of our total gross profit for 2009. The increase in gross profit was primarily due to higher gross revenue from a greater number of developments under construction. In 2010, the gross margin generated from the sale of Alphaville´s developments increased to 43.8%, compared to 36.7%, in 2009. This increase was due to higher margins and recognition of sales contracted in prior periods. This increase in gross margin percentage was due to higher average price per square meter, which contributed to a higher gross margin, primarily as a result of increased market demand for Alphaville´s products.

Net income

Net income for the Alphaville segment was R$65.2 million, or 24.7% of our net income in 2010, compared to R$23.7 million, or 23.3% of our total net income in 2009. Net income, as a percentage of net operating revenue, was 14.7% in 2010 as compared to 8.6% in 2009. The increase was mainly attributable to higher operational margins, as discussed above.

Gafisa Segment

Years Ended December 31, 2009 and 2008 Presented in Accordance with Prior Brazilian GAAP

The following period-on-period discussion is based on our prior Brazilian GAAP financial statements in effect as of December 31, 2009.  See “Presentation of Financial Information.”  As a consequence the figures presented below are not comparable to the figures presented above.

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,770.2 million in 2009, compared to R$1,214.6 million in 2008, which represents an increase of 45.7% between the years. The increase in net operating revenues was attributable to the fact that Gafisa recognizes revenue under the percentage of completion basis, and the related increase in volume between years primarily is a result of an increase in sold units from inventory that was reduced in 2009. During 2009, as a response to the economic recovery from the financial crisis and to protect our financial liquidity, Gafisa adopted a conservative policy which reduced the launch volume for the year and the number of units under construction resulting in lower sales launch performance, consequently reducing the total volume of inventory. At December 31, 2009, Gafisa had R$1,114.3 million in inventory and 14,775 units under construction compared to R$1,340.6 million and 18,864 units at December 31, 2008. This was demonstrated by an increase in “contracted sales” during the year. The Gafisa segment had contracted sales of R$1,510.1 million in 2009 compared to R$1,345.1 million in 2008.

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

Gross profit

Gross profit for the Gafisa segment was R$473.2 million or 53.0% of our total gross profit in 2009, compared to R$367.0 million or 69.8% of our total gross profit for 2008. The increase in gross profit was primarily due to higher net operating revenue, as explained above. In 2009, gross margin generated from the sale of our Gafisa developments decreased to 26.8% as compared to 30.2% in 2008. This decrease in gross margin percentages from 69.8% of our gross profit in 2008 to 53.0% of our gross profit in 2009 was primarily attributable to higher than expected construction expenses. As a result of lower productivity faced in some projects, mainly due to the difficulties in hiring trained personnel, elevated labor expenses and higher than expected inflationary pressure over labor of 7.74% and also an increase in some construction materials cost based on National Construction Cost Index, or INCC, of 3.25% in 2009. During 2009, we changed our approach to new launch activity and to focus on inventory reduction, decreasing its launched volume from R$4.2 billion in 2008 to R$2.3 billion in 2009 (a decline of 45.5%). On the other hand, the sales volume increased from R$2.6 billion in 2008 to R$3.2 billion in 2009 (an increase of 26%).

As a consequence of the reduction of our inventory volume, some of these units sold were linked to projects with lower margins, impacting 2009 results of operations. As previously noted, this lower margin is mainly related to cost overruns associated with geographical expansion and certain projects in Rio de Janeiro where we faced lower than expected productivity and higher than average inflationary pressure over our costs.

Net income

Net income for the Gafisa segment was R$151.1 million or 70.8% of our total net income in 2009, compared to R$103.6 million or 94.3% of our total net income for 2008. The fall from 94.3% of our net income in 2008 to 70.8% of our net income in 2009 is a result of consolidating our Tenda operations for a full year in 2009. Net income as a percentage of net operating revenues was 8.6% in 2009 as compared to 8.5% in 2008. The slight increase between years was attributable to higher average price per square meter that contributed to improvement in margins.

Tenda Segment

Years Ended December 31, 2009 and the Period from October 22, through December 31,2008 Presented in Accordance with Prior Brazilian GAAP

The following period-on-period discussion is based on our Prior Brazilian GAAP financial statements in effect as of December 31, 2009.  See “Presentation of Financial Information.”  As a consequence the figures presented below are not comparable to the figures presented above.

Net operating revenue

Net operating revenue for the Tenda segment was R$988.4 million in 2009 compared to R$164.3 million in the period from October 22, 2008 to December 31, 2008. This increase was primarily due to the consolidation of Tenda results for the full year in 2009 and also due to higher sales contracted and number of developments launched. The Tenda segment had contracted sales of R$1,361.1 million in 2009 compared to R$167.8 million for the period from October 22, 2008 to December 31, 2008. At December 31, 2009, Tenda had 26,500 units under construction compared to 11,148 units at December 31, 2008. The average price for a Tenda unit launched during 2009 was R$116.8 thousand as compared to an average price per unit of R$84.7 thousand during the period from October 22, 2008 through December 31, 2008. The change in the average price per unit in the current year was attributable to the merger of FIT Residencial into Tenda, after Gafisa’s acquisition of Tenda, bringing higher unit price projects to Tenda’s portfolio.

Operating costs

Operating costs for the Tenda segment were R$671.6 million in 2009 compared to R$111.9 million for the period from October 22, 2008 to December 31, 2008 due to the consolidation of Tenda’s results for the full year 2009.

Gross profit

Gross profit for the Tenda segment was R$316.8 million or 35.5% of our total gross profit in 2009, compared to R$52.4 million in the period from October 22, 2008 to December 31, 2008 or 9.9% of our total gross profit for 2008. The increase in gross profit was primarily due to the consolidation of Tenda results for the full year 2009. Gross margins increased slightly in 2009 from 31.8% in 2008 compared to 32.1% in 2009. Tenda was able to maintain comparable gross margin percentages despite similar trends in per unit labor costs and per unit interest costs as experienced by our Gafisa segment, primarily through the margins coming from FIT projects that better leverage the operational scale of building execution.

Net income

Net income for the Tenda segment was R$38.7 million or 18.1% of our total net  income in 2009, compared to a net income of R$15.7 million or 14.3% of our total net income for the period from October 22, 2008 through December 31, 2008. The shift from 14.3% of our net income in 2008 to 18.1% of our net income in 2009 is a result of consolidating our Tenda operations for a full year in 2009 as discussed below. Net income as a percentage of net operating revenues was 3.9% in 2009 as compared to 9.6% in 2008. The shift between years was attributable to Gafisa’s effort in reorganizing Tenda’s operational structure.

Alphaville

Years ended December 31, 2009 and 2008 Presented in Accordance with Prior Brazilian GAAP

The following period-on-period discussion is based on our prior Brazilian GAAP financial statements before convergence of Brazilian GAAP with IFRS as applicable to construction companies in Brazil.  See “Presentation of Financial Information.”  As a consequence the figures presented below are not comparable to the figures presented above.

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

Net income

Net income for the Alphaville segment was R$23.7 million or 11.1% of our total net income in 2009, compared to R$21.1 million or 19.2% of our total net  income in 2008. Net income as a percentage of net operating revenues was 8.6% in 2009 as compared to 8.5% in 2008. The slight increase between years was mainly attributable to higher operational margins as discussed above.

B.	Liquidity and Capital Resources

As we are not compliant with the financial statement requirements of the SEC Rules and Regulations as discussed in the Financial Information Section above, we are precluded from offering securities registered with the SEC until such time we become compliant.

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to the market the receivables portfolio of our completed units. In 2010, we did not sell receivables from completed units.

We consistently review opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly-controlled entities. We finance such investments using capital market financings, capital increase or through a combination thereof.  Until we file our annual report on Form 20-F for the fiscal year ended December 31, 2011, we will be unable to conduct an offering of securities in the United States registered with the SEC.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2010 at consolidated rates similar to the Selic rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, the Brazilian government will finance up to 20% of construction costs, to be financed by the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo – SBPE).

During 2010, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 5.6%+TR (affordable entry level) to 11%+TR, depending on family income and credit score. Delinquency rates among our customers have decreased in 2010 compared to 2009.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2010		2009		2008
	(in thousands of reais)
Real estate development receivables:
Current	R$	3,704,709	R$	2,252,474	R$	1,254,594
Long-term		1,247,265		1,524,172		863,950
Total	R$	4,951,974	R$	3,776,646	R$	2,118,544

Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	R$	2,465,791	R$	1,556,510	R$	812,406
Long-term		1,646,905		1,583,076		2,754,513
Total		4,112,696		3,139,586		3,566,919
Total receivables from clients	R$	9,064,670	R$	6,916,232	R$	5,685,463

The total balance of receivables, including those to be recognized on the balance sheet has the following maturity profile:

	As of December 31, 2010
	(in thousands reais)
Maturity
2011	R$	6,170,500
2012		1,320,117
2013		992,882
2014		236,445
Thereafter		344,726
Total	R$	9,064,670

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of May 31, 2012, our clients’ default level was 6.94% of our accounts receivable for Gafisa, 6.49% for Tenda and 3.22% for Alphaville. We did not record a provision for the years ended December 31, 2010, 2009 and 2008 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda, taking into account that our financing with clients is mainly related to developments under construction and that deeds are not granted to the clients until after payment and/or negotiation of the clients’ debt. In addition, our risk of loss is limited to the stage when we negotiate our agreements with our clients, after which it is substantially transferred to financial institutions. The allowance for doubtful accounts and cancelled contracts for Tenda totaled R$52.8 million as of December 31, 2010 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

In the discussion that follows, comparisons of the years ended December 31, 2010 to 2009 are not comparable to comparisons of the years ended December 31, 2009 to 2008 as a result of the adoption of Brazilian GAAP standards as from January 1, 2009.  See “Presentation of Financial Information.” Comparisons of 2010 to 2009 are made under Brazilian GAAP and comparisons of 2009 to 2008 are made using Prior Brazilian GAAP.

Cash Flows for the Years Ended December 31, 2010 and 2009 Presented in Accordance with Brazilian GAAP

Operating activities

Net cash used in operating activities totaled R$1,079.6 million in 2010 compared to R$630.0 million in 2009. The R$1,079.6 million was primarily composed of: (1) a continued increase in trade accounts receivables, totaling R$1,185.2 million in 2010, which was primarily attributable to the continued growth of our operations, related projects under development and thus the increase of the percentage of completion receivable; (2) increase in properties for sale of R$457.6 million attributable to an increase of our land bank and completed units; and (3) other less significant increases and decreases in other operating asset and liability captions.

Investing activities

Net cash from investing activities, including the acquisition of property, equipment and new investments, was R$122.9 million in 2010 compared to a net cash used in investing activities of R$762.2 million in 2009, respectively.  Our cash used in 2010 was mainly related to investments in property and equipment in the amount of R$63.4 million. Our main investments during the period were the construction of sales stands, which totaled R$43.4 million, investments in information technology equipment and software, which totaled R$10.8 million, in construction equipment, which totaled R$4.4 million and in machines and equipment, which totaled R$3.9 million. These investments were compensated by cash used by investment activities related to short-term investments and restricted cash in the amount of R$186.3 million.

Financing activities

Net cash generated from financing activities in 2010 totaled R$920.2 million, a decrease of 39.6%, compared to the net cash generated from financing activities in 2009 of R$1,493.6 million. The cash generated in 2010 was mainly attributable to: (1) issuance of debentures and other debt totaling R$1,138.2 million, which was partially offset by amortizations of loans in the amount of R$1,187.9 million, and (2) capital increase through the issuance of common shares in a public offering, net of expenses, in the amount R$1,051.5 million. We also paid R$50.7 million in dividends.

Pledged mortgage receivables and short-term investments

As of December 31, 2010, substantially all of our mortgage receivables totaling R$3,007.9 million are pledged. In addition, R$453.1 million of our short-term investments and collaterals are restricted as they have been pledged.

Cash Flows for the Years Ended December 31, 2009 and 2008 Presented in Accordance with Prior Brazilian GAAP

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

Investing activities

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

Financing activities

Net cash provided by financing activities in 2009 totaled R$1,540.4 million, an increase of 68.9%, compared to the net cash provided by financing activities in 2008 of R$911.8 million. The cash provided in 2009 was mainly attributable to: (1) issuance of debentures and other debt totaling R$2,259.7 million; (2) amortization of loans in the amount of R$861.0 million; and (3) securitization transactions in the amount of R$110.6 million. We also paid R$61.6 in dividends (R$26.1 million to shareholders and R$35.5 million to venture partners). We sold shares held in treasury for R$82.0 million. The cash provided in 2008 was mainly attributable to: (1) debt issuances in the amount of R$775.9 million, of which R$250.0 million was raised in June related to the first issuance of the third debenture program, and R$285.0 million was raised in September for working capital purposes; (2) contributions from venture partners in the amount of R$300 million, and (3) a capital increase of R$7.7 million. In addition, we paid R$145.7 million in loans and financing, mainly SFH and working capital loans and dividends of R$27.0 million during 2008.

Capital Expenditures

In 2010, we invested R$63.5 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$43.4 million, investments in information technology equipment and software, which totaled R$10.8 million, in construction equipment, which totaled R$4.4 million and in machines and equipment, which totaled R$3.9 million.

In 2009, we invested R$45.1 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$23.2 million, investments in information technology equipment and software, which totaled R$4.9 million, in office facilities, which totaled R$7.6 million and the SAP implementation, which totaled R$5.0 million.

In 2008, we invested R$63.1 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in Rio de Janeiro and in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$35.5 million, investments in information technology equipment and software, which totaled R$3.7 million, in office facilities, which totaled R$4.2 million and the SAP implementation, which totaled R$2.0 million.

Our capital expenditures are all made in Brazil and are usually funded by internal sources. We currently do not have any significant capital expenditures in progress.

Indebtedness

When we consider appropriate, we have incurred indebtedness within SFH, which offers lower interest rates than the private market. When our customers obtain a mortgage, we use the proceeds to amortize our SFH indebtedness. We intend to continue our strategy of maintaining low levels of debt comprised mainly of transactions within SFH or long-term transactions.

As of December 31, 2010 we had outstanding debt in the total amount of R$3,290 million, an increase of 5.4% as compared to December 31, 2009. Our indebtedness principally consists of (1) debentures totaling R$1,879.9 million, (2) working capital loans in the total amount of R$664.5 million and (3) other loans (mainly SFH) in the total amount of R$745.7 million.

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

The table below sets forth information on our loans, financing, debentures and investor obligations as of December 31, 2010:
	Maturity
	Total	2011	2012	2013	2014 and thereafter
	(in thousands of reais)
Debentures (Project Finance)	1,211.30	15.4	150	596.7	449.2
Debentures (Working Capital)	668.6	11.1	122.6	125.8	409.1
Other Working Capital	664.5	249.6	88.4	79.3	247.2
Housing Finance System (SFH)	745.7	548.3	156.8	40.6	-
Investor Obligations	380	-	126.6	126.7	126.7
Total	3,670.10	824.4	644.4	969.1	1,232.20

Investor obligations refer to contributions received from venture partners of R$300.0 million in 2008 and R$80.0 million in 2010 which will be fully redeemed by us in 2014. See “—Cash Flows—Cash Flows for the Years Ended December 31, 2009 and 2008 Presented in Accordance with Prior Brazilian GAAP—Financing Activities.”

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2014 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas will start on January 31, 2012.

In April 2010, our subsidiary Alphaville Urbanismo S.A. paid in the capital of an entity that held interest in other companies, the main objective of which includes the development and carrying out of real estate ventures. This entity subscribed capital and paid in capital reserve totaling R$161.7 million (comprising 81,719,641 common shares held by us and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, payables to investors/venture partners are recognized at R$80.0million, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a.. Our articles of incorporation set forth that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets.

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

We issued one series of debentures under the second debenture program for R$240.0 million aggregate principal amount due September 1, 2011. This is our fourth issuance which consists of 24,000 nominal, non-convertible debentures with a face value of R$10,000 each with subordinated guarantees. The debentures provide for the payment of annual interest equivalent to the CDI rate, calculated from the date of issuance, plus a spread of 2.0% to 3.25% per annum (based on a 252 business-day year).

The first issuance under the second debenture program provides that the following indices and limits be calculated on a semi-annual basis by the trustee based on our financial statements, drawn-up according to Brazilian

GAAP, that we file with the CVM: (1) total debt minus SFH debt minus cash and equivalents and short-term investments does not exceed 75% of shareholders’ equity plus noncontrolling interests; (2) total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt; and (3) total debt minus available funds is less than R$1.0 billion, as adjusted for inflation, where:

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

In July 2009, we renegotiated with the debenture holders the restrictive debenture covenants in the second debenture program, and obtained approval to delete the covenant that limited our net debt to R$1.0 billion and increased our financial flexibility by changing the calculation of the ratio between net debt and shareholders’ equity. As a result of these amendments, interest payable on the debentures increased to CDI plus 3.3% per annum.

In June 2008, the CVM approved our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program consisted of 25,000 nominal, non-convertible debentures with a face value of R$10,000, which were issued in two series totaling R$250 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, calculated from the subscription date, with a maturity of 5 years.

Certain covenants contained in the agreements governing our debenture programs restrict our ability to take certain actions, including incurring additional debt, and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. Our second and third debenture programs have cross default provisions whereby an event of default or prepayment of any other debt above R$5.0 million and R$10.0 million, respectively, could require us to prepay the indebtedness under the second or third debenture program. The ratios and minimum or maximum amounts generally required by those covenants and our performance against those minimum or maximum levels are summarized below.

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8% + TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees are comprised of assignments of receivables and bank accounts. Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios and minimum or maximum amounts required by such financial covenants and Tenda’s performance against those minimum or maximum levels include: (1) coverage debt service defined as EBIT divided by net financial expenses cannot exceed 1.3 ratio, (2) debt index defined as (receivables plus inventory) divided by (net debt minus collateralized debt) cannot exceed 2.0 ratio or be lower than zero, and (3) (total debt minus SFH debt minus cash) divided by shareholders equity cannot exceed 50%. As of the date of this annual report, we understand that Tenda has been in compliance with all the above mentioned ratios.

In August 2009, the CVM approved our sixth issuance, which consisted of non-convertible simple debentures in two series, secured by a general guarantee, maturing in four years and unit face value at the issuance date of R$10,000, totaling R$250 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 2 to 3.25% per annum, calculated from the subscription date. Under the sixth issuance, we are obligated to acquire all outstanding debentures upon the request of debenture holders whenever we raise money through the issuance of non-debt securities in excess of R$500.0 million. We also have the right to repurchase the debentures in the occurrence of a liquidity event.

In December 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.25% plus TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures.

In November 2010, the CVM approved our eighth issuance which consisted of non-convertible debentures in two series maturing in five and six years, respectively the first and the second series, with a unit face value at the issuance date of R$1,000, for an aggregate of R$300 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 1.95% in the first series and IPCA plus 7.96% in the second series, calculated from the subscription date.

We have various covenants relating to our debentures issuances described above. These mainly consist of (i) cross default provisions, whereby outstanding indebtedness will become immediately due and payable in the event that we or our subsidiaries do not comply with their obligations under any other credit facility for a value in excess of the amounts set forth therein; (ii) restrictions on transfer of control and merger and acquisition transactions; (iii) limitations on our ability to incur debt; (iv) limitations or creating liens on assets; (v) limitations on the distribution of dividends if we are under default and (vi) the following ratios and limits to be calculated on a quarterly basis. The table below sets forth these ratios and limits and demonstrates compliance with them as of December 31, 2010.
As of December 31, 2010
Fifth issuance
Total debt minus SFH debt minus cash must not exceed 75% of shareholders’ equity	37.62%
Total receivables plus post-completion inventory is equal to or greater than 2.2 times total debt	4.47 times

Seventh issuance
Coverage debt service (defined as EBIT divided by net financial expenses) must be lower than 1.3	(5.2) times
Total receivables plus post-completion inventory is equal to or greater than 2.0 times total debt	85.4 times
Total debt minus SFH debt minus cash does not exceed 75% of shareholders’ equity plus noncontrolling interests	3.6%

Eighth issuance
Total accounts receivable plus inventory of finished units required to be greater than or equal to 2.0 times over net debt and debt of projects	85.4 times
Total debt less debt of project, less cash and cash equivalents and short-term investments cannot exceed 75% of equity plus non-controlling interest	3.6%

Tenda’s first issuance
Coverage debt service (defined as EBIT divided by net financial expenses) must be equal to or greater than 1.3	4.3 times
Debt index defined as (receivables + inventory) divided by (net debt – collateralized debt) must be greater than or equal to 2.0 ratio or be lower than zero	(11.8) times
Total debt minus SFH debt minus cash does not exceed 50% of shareholders’ equity	21.96%

We expect to comply with the amended covenants in the agreements governing our outstanding indebtedness which may limit our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. See “Item 3. Key Information—D. Risk Factors—Our level of indebtedness could have an adverse effect on our financial health, diminish our ability to raise additional capital to fund our operations and limit our ability to react to changes in the economy or the real estate industry” and Note 27 to our financial statements.

As of December 31, 2010, we were in compliance with the aforementioned clauses and other non restrictive clauses.

As of December 31, 2011, we and our subsidiary Tenda were in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, we started to renegotiate with debenture holders a waiver for not complying with the ratios provided for in such covenants. In March 2012, the debenture holders approved the renegotiation of such covenants ratios. See Note 27 to our financial statements.

On January 19, 2012 we were in default on restrictive covenants of a bank loan (cédula de crédito imobiliário) or CCB in the amount of R$100 million because of the corporate rating downgrading . On January 25, 2012, we negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

In April 2012, we were in default on the restrictive covenants of a bank loan (cédula de crédito bancário), or CCB in the amount of R$100 million because of the corporate rating downgrading. Immediately thereafter, we negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

On 18 June, 2012, we were in default on the restrictive covenants of a bank loan (cédula de crédito Imobiliário), or CCB in the amount of R$100 million because of the corporate rating downgrading.  On June 26, 2012, we negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2010, the interest rates on these loans generally varied between 10.0% and 12.0% per annum, plus TR, and the loans generally mature through December 2011 and 2012. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2010 we had 65 loan agreements in effect, with a balance of R$745.7 million. At the same date we also had R$1,295.0 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding developments progress.

Securitization Fund – FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate. We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as of December 31, 2010 and 2009.

The receivables portfolio assigned totaled R$119.6 million of which we received the equivalent of the present value of R$88.7 million in cash. We consolidated receivables of R$35.0 million assigned to Gafisa FIDC in our financial statements as of December 31, 2010 and recorded the mandatorily redeemable equity interest in the securitization fund of R$18.1 million as other accounts payable. The balance of our subordinated quotas was eliminated on consolidation.

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

US GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from US GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was R$264.6 million, R$101.7 million and R$109.9 million, in 2010, 2009 and 2008, respectively. Under US GAAP, our net income (loss) was R$(94.8) million, R$(134.4) million, and R$252.1 million, in 2010, 2009 and 2008, respectively.

Our equity, in accordance with Brazilian GAAP, was R$3,632.2 million, R$2,384.1 million, and R$1,612.4 million as of December 31, 2010, 2009 and 2008, respectively. Under US GAAP, we recorded total equity of R$2,632.7 million, R$1,697.8 million and R$1,886.0 million as of December 31, 2010, 2009 and 2008, respectively.

The following items generated the most significant differences between Brazilian GAAP and US GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	stock option plans;

•	subsidiaries consolidation;

•	business combinations;

•	effects of deferred taxes on the differences above; and

•	non-controlling interest.

For a discussion of the principal differences between Brazilian GAAP and US GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 28 of our financial statements included elsewhere in this annual report and “Item 3. Key Information—A. Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Through the issuance date of the accompanying consolidated financial statements, certain new and revised IFRS standards and interpretations had been published. However, their application as part of Brazilian GAAP was not mandatory for the year beginning January 1, 2010, since CPC has not yet issued the respective Brazilian GAAP pronouncements and amendments related to the below listed new and revised IFRS. Because of the CPC and CVM commitment to keep updated the set of standards issued based on the updates made to IFRS, these pronouncements and amendments are expected to be issued by CPC and approved by CVM prior to their mandatory application.

New Standards	Mandatory application for years beginning as from
IFRS 9 – Financial Instruments (i)	January 1, 2013
IASB 24 – Revised Related Party: Disclosures (ii)	January 1, 2011
IFRS 10 - Consolidated financial statements (iii)	January 1, 2013
IFRS 13 – Fair value measurement (iv)	January 1, 2013
Amendment to IASB 28 “Investments in associates”, IFRS 11 – “Joint arrangements” and IFRS 12 – “Disclosures of interests in other entities” (vii)	January 1, 2013
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (iii)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of minimum funding requirements (iv)	January 1, 2011
Amendments to the Existing Standards
Amendment to IASB 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IASB 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011
Amendment to IFRS 7 – Financial Instruments: Disclosure, Transfer of Financial Assets (v)	January 1, 2013

(i)
IFRS 9 ends the first part of the Project for replacing “IASB 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. We do not expect that this change causes impact on our consolidated financial statements.

(ii)
It simplifies the disclosure requirements for government entities and clarifies the definition of related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and hardly applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on our consolidated financial statements.

(iii)
This standard is based on principles existing relating to the identification of the concept of control as a determining factor whether an entity shall be consolidated in the financial statements. The standard provides additional guidance to assist in the determination of control when there are doubts in its assessment.

(iv)
The standard has the objective of improving the consistency and reducing the complexity of the disclosure required by the IFRSs. The requirements do not increase the fair value in accounting, however, it guides how it should be applied when its use is required or permitted by another standard.

(v)
IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. We do not expect that IFRIC 19 has impact on our consolidated financial statements.

the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. We do not expect that IFRIC 19 has impact on our consolidated financial statements.

(vi)
This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not have impact on our consolidated financial statements.

(vii)
The amendment to the standard on disclosure of financial instruments aims at promoting transparency in the disclosure of transfer transactions of financial assets to improve the user understanding about the risk exposure in these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets.

(viii)
The main change introduced by these standards is the impossibility of making the proportionate consolidation of entities which control over net assets is shared by an arrangement between two or more parties and that is classified as a joint venture.

-	IFRS 11 defines the concepts of two classification types for arrangements:

Joint operations – when the parties jointly control assets and liabilities, whether these assets are in a separate vehicle or not, according to the contractual provisions and the essence of the operation. In these arrangements, assets, liabilities, revenues and expenses are accounted for by the entities that participate in the joint operator arrangement in proportion to their rights and obligations.

Joint ventures – when the parties jointly control the net assets of an arrangement, structured through a separate vehicle and the respective results from these assets are divided between the parties. In these arrangements, the entity interest shall be accounted for using the equity method and included in the account investments.

-
IFRS 12 establishes qualitative disclosures that shall be made by the entity in relation to its interests in subsidiaries, joint arrangements or non-consolidated entities, which include significant judgments and assumptions to determine whether their interests provide control, significant influence or the type of joint arrangements, whether Joint Operations or Joint Ventures, as well as other information on the nature and extent of significant restrictions and associated risks.

We do not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations, except in relation to IFRS 11, as we will no longer be able to portionately consolidate certain ventures. We are assessing the potential impacts on our consolidated financial statements. CPC has not yet issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of the CPC and CVM commitment to keep updated the set of standards issued based on the updates made by the IASB, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

C.	Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2010, 2009 and 2008, we had 9, 13 and 15 employees engaged in research and development activities, respectively. Our research and development expenditures in 2010, 2009 and 2008 were immaterial.

D.	Trend Information

Other than as disclosed elsewhere in this annual report including under “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Real Estate Sector,” we are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that or that could cause reported financial information to not necessarily be indicative of future operating results or financial condition.

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2010 and 2011, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

In the second half of 2011, our management team conducted a detailed analysis of our operations and profitability by project, region and brand and has developed certain strategies to address the market trends that we have identified. As part of our revised strategies, we plan to continue to simplify and streamline our organizational and operational structure to reinforce the fundamental strengths of each of our brands. In particular, we determined the specific geographic markets where each of our brands has the strongest prospects for performance and where we enjoy supply chain efficiencies, and will focus our efforts for each brand in its respective geographic markets. We also implemented a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand. In addition, we are implementing a corporate culture shift within our Tenda brand focused on collecting cash through the transfer of customers’ receivables to the banks during the onstruction period and on aligning incentives across the organization (including from senior management to individual project engineers) to encourage project execution based on high-quality, on-time, under-budget performance.

We also expect to continue to build on the progress we have made in consolidating our back office and establishing shared operations among our three brands. With the implementation of the SAP enterprise application software platform across all of our divisions, we believe we will have the appropriate tools and data to make more effective management and supply decisions. We believe the successful implementation of these initiatives will help produce more stable cash flow and contribute toward a return to sustainable growth. The implementation of these strategic initiatives could have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or could cause reported financial information to not necessarily be indicative of future operating results or financial condition.

E.	Off Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements or significant transactions with unconsolidated entities not reflected in our financial statements. All of our interests in and/or relationships with our subsidiaries or jointly-controlled entities are recorded in our financial statements.

F.	Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2010. The table does not include deferred income tax liability.

	Maturity Schedule
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of R$)
Loans and financing	1,410,178	797,903	365,078	247,197	-
Debentures	1,879,931	26,532	995,114	858,285	-
Interest (1)	1,434	701	556	177
Real estate development obligations (2)	3,327,520	2,147,016	1,178,013	2,491	-

	Maturity Schedule
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of R$)
Obligations for land purchase	371,482	179,779	137,764	34,392	19,547
Obligation to venture partners (3)	404,264	24,264	253,333	126,667	-
Credit assignments	88,442	88,442	-	-	-
Obligations from operating leases	37,360	8,977	15,052	8,453	4,878
Acquisition of investments	23,062	5,606	17,456	-	-
Securitization Fund - FIDC	18,070	18,070	-	-	-
Other accounts payable	172,347	13,570	158,777	-	-
Total	7,734,090	3,310,860	3,121,143	1,277,662	24,425

(1)
Estimated interest payments are determined using the interest rate as of December 31, 2010. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including obligations not reflected in the balance—. Pursuant to Brazilian GAAP, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2010, the amount of “real estate development obligations” related to units launched but not sold was R$1,322.6 million.

(3)	Obligation to venture partners accrues a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

We have a commitment to purchase the remaining 20% of Alphaville's capital, not yet measurable and consequently not recorded, which will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

We also made provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$14.2 million and R$124.5 million in current and non-current liabilities, respectively, as of December 31, 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra	65	Chairman	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Nelson Machado(2)(3)	64	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Guilherme Affonso Ferreira(2)(3)	61	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Maurício Marcellini Pereira(2)(3)	38	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Cláudio José Carvalho de Andrade(2)(3)	40	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
José Écio Pereira da Costa Junior(2)(3)	60	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Gerald Dinu Reiss(2)(3)	67	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Rodolpho Amboss(2)(3)	49	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Henri Phillippe Reichstul(2)(3)	63	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

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

Odair Garcia Senra. Mr. Garcia Senra is currently the chairman of our board of directors.  He started as an intern at former Gomes de Almeida Fernandes and occupied positions in the Company as construction engineer, general manager of construction, construction officer, and institutional relations officer. In the past, he has held, among others, the following positions: Operational Officer of Construtora Tenda S.A.; member of the Board of Directors of Alphaville Urbanismo S.A.; Officer of SECOVI SP – Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais de São Paulo, union for the companies involved in buying, selling and administrating Real Estate in São Paulo; Vice President of SINDUSCON SP – Sindicato da Indústria da Construção Civil do Estado de São Paulo, union for the construction companies in São Paulo; and member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., a company specialized in asset management of commercial Real Estate. He holds a bachelor’s degree in civil engineering from the Civil Engineering School of Mauá and was also a professor at the Civil Engineering School of Mauá in 1972.

Nelson Machado. Mr. Machado is a member of our board of directors.  In the past, he has held, among others, the following positions: Executive Secretary of the Department of Treasury, governmental entity of the administrative structure, responsible for developing and executing the economic policies; Manager of Rocha e Machado Consultoria Ltda., a consulting company, (1) has been a member of the Boards of Directors of Caixa Econômica Federal, a financial institution; Brasilcap Capitalização S.A., a company specialized in savings bond; Brasilprev Seguros S.A., a company specialized in insurance; FINAME, special agency of industry financing; and Petroquisa S.A., company within the Petrobras group, specialized in petrochemical; and (2) has been a member of the Fiscal Councils of Vale S.A., a company specialized in mining; CESP – Companhia Energética de São Paulo, company of generation of electrical energy; Comgas – Companhia de Gás de São Paulo, a natural gas distributor; (i) Terrafoto S.A. Atividades de Aerolevantamentos, a company specialized in photogrammetry; and Companhia Metropolitana de Habitação de São Paulo – Cohab-SP, an entity specialized in fomenting the access to housing for underprivileged population. He holds a degree in Law from Brasilia University (UnB), he holds a business master from EAESP/FGV – SP and he holds a doctor degree in accountant and controlling from FEA/USP.

Guilherme Affonso Ferreira. Mr. Ferreira is currently a member of our board of directors and the CEO of Bahema Participações S.A., a financial investment company. He is also a member of the board of directors of: Companhia Brasileira de Distribuição (Pão de Açucar), a retail company; SulAmérica S.A., an insurance company Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.; a company that specializes in payment facilitation program, system identification and telecommunication; Tavex Algodonera S.A., a textile company; Arezzo Indústria e Comércio S.A., a shoes retailer; Ideiasnet S.A., a technology, media and telecommunications company and Banco Indusval, a financial institution. He holds a production engineering degree form the University of São Paulo and a Masters degree in economics and politics from Macalester College.

Maurício Marcellini Pereira. Mr. Pereira is currently a member of our board of directors and has also been a member of the board of directors of Elo Serviços S.A., a debit and credit card administrator and Telemar Participações S.A., a telecommunication company.  He has also been Investment Officer of Fundação dos Economiários Federais – FUNCEF, a pension fund for the employees of Caixa Econômica Federal; Executive Officer of New Business of Caixa Participações S.A. – CAIXAPAR, a company specialized in strategic corporate stakes; member of the Investment Committee of Fundo de Investimentos em Participações Infra Brasil, an investment fund created by the IDB, which offers credit to private companies to invest in infra-structure; and Finance and Administrative Officer of Grupo Posadas Caesar Park and Executive Partner of Ria Hotelaria Sustentável, both tourism companies. He holds a degree in business administration from Minas Gerais Federal University, he holds a MBA in Finances from Ibmec Business School, he is taking his master degree in pension economy from Brasília University (UnB).

Cláudio José Carvalho de Andrade.  Mr. Andrade is currently a member of our board of directors, has been a member of the board of directors of Telefônica Data Holding, a telecommunication company and has also been an alternate member of the fiscal councils of Banco Panamericano S.A., a financial institution, Banco Sofisa S.A., Copel – Companhia Paranaense de Energia; an energy development company.  He is also a partner in various real estate management companies. He holds a degree in Business Administration from EAESP Getulio Vargas Foundation University.

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors.  He has also been a member of the board of directors of BRMALLS S.A., a shopping mall management company, Princecampos Participações S.A., a public transportation company and Noster Group, a public transportation, vehicle retailer and energy production company and chairman of the fiscal council of Fibria S.A.  He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

Gerald Dinu Reiss. Mr. Reiss is currently a member of our board of directors.  He has also been a member of the board of directors of Odontoprev S.A., a company specialized in dental assistance plans; CAEMI Mineração e Metalúrgica S.A., a mining company; Petróleo Brasileiro S.A. – Petrobrás, a petrochemical company and Companhia Brasileira de Distribuição (Pão de Açucar), a retail company.  Mr. Reiss has also been an executive officer of Rotapar Investimentos, Administração e Participações S.A., a business consulting company, and Grupo Ultra, a conglomerate acting in the fuel distribution, chemical industry sectors and in the storage of liquid bulks. He holds a bachelor’s degree in electric engineering from Escola Politécnica da Universidade de São Paulo and a PhD in Business Administration from the University of California, Berkeley.

Rodolpho Amboss. Mr. Amboss is a member of our board of directors.  He is also on the board of directors of BR Properties, a construction company specializing in industrial sheds and large commercial buildings and has been an officer in various companies in the real estate sector, such as the Real Estate Private Equity Group of Lehman Brothers and Silverpeak Real Estate Partners LP. He holds a degree in civil engineering from Rio de Janeiro Federal University and MBA from Booth Graduate School of Business of Chicago University.

Henri Phillippe Reichstul. Mr. Reichstul is a member of our board of directors.  He has been on the board of directors of Repsol YPF S.A., a company specialized in production and distribution of fuel, PSA Peugeot Citroen S.A., Foster Wheeler, an engineering company, Companhia Brasileira de Distribuição (Grupo Pão de Açucar), TAM S.A., Vivo Participações, Telebrás S.A., and Centrais Elétricas Brasileira S.A. – Eletrobrás.  In addition, he has also been the CEO of Petróleo Brasileiro S.A. – Petrobrás.  Mr. Reichstul has an economics degree from the University of São Paulo and a post-graduate degree from Oxford University’s Hartford College.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Alceu Duilio Calciolari	49	Chief Executive Officer	May 25, 2012	May 25, 2015
Andre Bergstein	41	Chief Financial Officer and Investor Relations Officer	May 25, 2012	May 25, 2015
Sandro Rogério da Silva Gamba	36	Executive Officer of Gafisa	May 25, 2012	May 25, 2015
Luiz Carlos Siciliano	47	Operational Executive Officer	May 25, 2012	May 25, 2015
Fernando Cesar Calamita	45	Operational Executive Officer	May 25, 2012	May 25, 2015
Rodrigo Ferreira Coimbra Pádua	37	Operational Executive Officer	May 25, 2012	May 25, 2015

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

Alceu Duilio Calciolari. Mr. Calciolari is currently our chief executive officer, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also the coordinator of the Finance Executive Committee and the Investments Executive Committee and member of the board of directors of Construtora Tenda S.A. and Alphaville Urbanismo S.A. He holds a bachelor’s degree in business administration from Faculdades Metropolitanas Unidas and a master’s degree in controllership from Pontifícia Universidade de São Paulo. Mr. Calciolari started his career as a trainee at ABN AMRO Real S.A. in 1978 and worked as an auditor, from 1983 to 1996, at Arthur Andersen LLP. He was also chief finance officer at Tupy S.A., from 1996 to 1998, and ALL—America Latina Logística S.A., from 1998 to 2000. Mr. Calciolari has been our chief financial officer and investor relations since 2000 and has been our chief executive officer since May 9, 2011.

Andre Bergstein. Mr. Bergstein is currently our chief financial officer and investor relations officer, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the board of directors of Construtora Tenda S.A. and Alphaville Urbanismo S.A. In the past five years he has also occupied the following positions: (i) Real Estate Executive of Plural Capital Gestora de Recursos Ltda., an asset management company; (ii) CFO of Brazilian Securities Cia de Securitização S.A., a securitization of financial credits company; (iii) CFO and Investor Relations Officer of Brazilian Finance & Real Estate S.A., holding company of Brazilian Securities Cia de Securitização S.A.

Sandro Rogério da Silva Gamba. Mr. Gamba is currently the executive officer of our Gafisa segment and his current term commenced in May 2012, with a term of office through May 25, 2015. With over 15 years at Gafisa, having worked as head of business development for Gafisa and Tenda in the São Paulo region, he has significant institutional knowledge and oversaw the growth of our business in São Paulo, our largest region. Previously, he served us in a number of senior roles in the São Paulo region, including head of business development for Gafisa and director and manager of land prospecting. Mr. Gamba holds a degree in civil engineering from Mackenzie University, advanced degrees in engineering and real estate management from the University of São Paulo and Fundação Armando Alvares Penteado, and an executive master’s in business administration from IBMEC.

Luiz Carlos Siciliano. Mr. Siciliano is currently one of our operational executive officers, responsible internally for the supply chain department, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the investment executive committee. Mr. Sicilano brings considerable sales and marketing managerial expertise to his newly expanded role from both his tenure at Gafisa as well as from his prior professional experiences. He has worked for us since 2005, as head of business development in the state of Rio de Janeiro and director of sales and marketing. Prior to joining us, Mr. Siciliano worked at AMBEV from 1992 to 2004 in positions of increasing responsibility, and he holds master’s in business administration degrees from IBMEC and Pontifícia Universidade Católica (PUC) in Rio de Janeiro.

Fernando Cesar Calamita. Mr. Calamita  is currently one of our operational executive officers, responsible internally for the control department, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the financial executive committee and ethics executive committee and member of the Board of Directors of Construtora Tenda S.A.. Before joining us he was Vice-President of Finances and Administration of Kidde do Brasil S.A., a company specialized in engineering and manufacturing of security equipments.

Rodrigo Ferreira Coimbra Pádua. Mr. Pádua is currently one of our operational executive officers, responsible internally for the human resources department, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also the chairman of the ethics executive committee. Before joining us he was (i) Manager of Human Resources and Projects of AmBev, company specialized in commercialization of beverages; and (ii) Manager of Human Resources of Danone S.A., company specialized in the commercialization of food and milky products.

Our Relationship with our Executive Officers and Directors

As of December 31, 2010, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2010, our board of officers in the aggregate held 0.50% of our share capital and our board of directors in the aggregate held less than a 0.74% direct or indirect interest in our share capital. Also, as of December 31, 2010, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the referenced date, were the interests held material. In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

B.	Compensation

Under Brazilian corporate law, a company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the board of officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2010, 2009 and 2008, the aggregate compensation we paid to the members of our board of directors totaled R$955.1 thousand, R$975 thousand and R$916 thousand, respectively.

In 2010, the aggregate compensation we paid to the members of fiscal council totaled R$136.8 thousand.

For each of 2010, 2009 and 2008, the aggregate compensation we paid to our executive officers totaled R$5.6 million, R$6.0 million and R$3.2 million, respectively, which includes fixed compensation and annual bonus amounts.

Approximately 70% of the total compensation we paid to our executive officers is variable and includes stock options granted pursuant to an executive stock compensation plan, which was approved in 2009, in substitution of the 2007 and 2008 plans. The amounts presented for 2009 include the entire 5-year program. Please see “—E. Share Ownership—Stock Option Plans.”

For each of 2010, 2009 and 2008, the individual compensation we paid to members of our board of directors (fixed compensation), fiscal council (fixed compensation) and our executive officers (both fixed and variable compensation) is set forth in the tables below. These tables include the individual compensation of members of our fiscal council, by January 2010 since the council was formed on December 2009.

2010	Board of Directors (1)	Fiscal Council	Executive Officers
Number of members	5,67	3	5
Annual highest individual compensation (in R$)	242,100	45,600	2,479,913
Annual lowest individual compensation (in R$)(2)	161,400	45,600	1,453,309
Annual average individual compensation (in R$)	168,547	45,600	1,842,653

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

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

General Information

We are managed by a board of directors consisting of up to nine directors and up to eight executive officers. Our directors are elected for a two-year term and our executive officers are elected for a three-year term. Reelection of officers and directors is permitted. We also have (1) a fiscal council, which under Brazilian Law is not a permanent body, although currently installed; (2) permanent advisory committees created in accordance with our bylaws, namely: an audit committee, a compensation committee and a nominating and corporate governance committee; and (iii) executive committees established by the Board of Directors, namely: an investment executive committee, a finance executive committee, and an ethics executive committee. See “—A. Directors and Senior Management.”

Board of Directors

Our board of directors is our decision-making body responsible for formulating general guidelines and policies for our business, including our long term strategies. Among other things, our board of directors is responsible for appointing and supervising our executive officers.

Our board of directors meets at least once every two months and at any other times when a meeting is called by its chairman or by at least two other members.  The decisions of our board of directors are taken by the majority vote of its members.  In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote.  In addition, pursuant to Brazilian corporate law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

Under Brazilian corporate law, a company’s board of directors must have at least three members, and each of the members of the board of directors must be a shareholder of the company, although there is no requirement as to the minimum number of shares that an individual must hold in order to serve as a director.  Our bylaws provide for a board of directors of up to nine members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado.  Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% independent members, our board of directors currently has seven independent members, out of a total of nine members.

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

Executive Officers

Under Brazilian corporate law, a company’s board of executive officers must have at least two members, and each of such members must be a resident in Brazil, but is not required to be a shareholder of the company.  Furthermore, no more than one-third of our directors may serve as members of our board of officers at any given time. In addition, under the Listing Rules of the Novo Mercado, the chief executive officer of our company shall not serve as the chairman of the board of directors.

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of six members: (1) Mr. Alceu Duilio Calciolari, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, (3) Mr. Sandro Rogerio da Silva Gamba, who is an executive officer of Gafisa, (4) Mr. Luis Carlos Siciliano, who is an operational executive officer, (5) Mr. Fernando Cesar Calamita, who is an operational executive officer, and (6) Mr. Rodrigo Ferreira Coimbra Pádua, who is an operational executive officer.

The chief executive officer submits the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries to the approval of the board of directors. The chief executive officer enacts these plans and develops our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors. Together with the other officers, he also supervises and coordinates our activities. The officer in charge of investor relations supplies our financial information to investors, the CVM and the BM&FBOVESPA, and is also responsible for keeping an updated register based on the applicable regulations.

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

Individuals who are also employees or members of the administrative bodies of our company, of companies controlled by us, or of companies forming a group of companies with us (pursuant to Chapter XXI of Law No. 6,404/76), as well as spouses or parents of our management, cannot serve on the fiscal council.

Our by-laws provide for a non-permanent fiscal council composed of at least three and up to five members, which can be formed and have its members elected at the shareholders’ general meeting, as requested by the shareholders, in the events set forth by Brazilian corporate law.  When in operation, the compensation of our fiscal council is set at the shareholders’ general meeting that elects it.

Our fiscal council has three members (Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Luis Fernando Brum de Melo) and three alternates (Marcello Mascotto Iannalfo, Paulo Ricardo de Oliveira and Laiza Fabiola Martins de Santa Rosa).

We also have established a permanent audit committee. See “—Audit Committee” below.

Audit Committee

Our bylaws provide for an Audit Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Audit Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Audit Committee is currently comprised by Jose Ecio Pereira da Costa Junior, who is also the chairman, Nelson Machado and Maurício Marcellini Pereira, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission.

This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained, as set forth in our by-laws.  The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

Compensation Committee

Our bylaws provide for a Compensation Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Compensation Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Compensation Committee is currently comprised by Henri Philippe Reichstul, who is also the chairman, Guilherme Affonso Ferreira and Cláudio José Carvalho de Andrade. This committee, among other things, reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Nominating and Corporate Governance Committee

Our bylaws provide for a Nominating and Corporate Governance Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Nominating and Corporate Governance Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Nominating and Corporate Governance Committee is currently comprised by Gerald Dinu Reiss, who is also the chairman, Rodolpho Amboss and Maurício Marcellini Pereira. This committee, among other things, considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees and is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles.

Investment Executive Committee

On January 13, 2006, our board of directors modified the structure of our incorporation and new businesses committee, renaming it the Investment Committee and on September 9, 2010 it was renamed to Investment Executive Committee, in order to clarify that this is a collegiate body to provide advice and guidance to the Board of Directors, composed solely by members of the Board of Officers (statutory or otherwise).  Our Investment Executive Committee is a non-permanent body and its duties are to: (1) analyze, discuss and recommend land acquisitions and new real estate developments; (2) advise our executive officers during the negotiation of new deals and the structuring of new developments; (3) supervise the beginning of new projects and their related cash flows; and (4) in special cases, assist in the negotiation and structuring of new types of business.  Each decision by our investment committee to acquire land is made by ensuring that the investment meets the minimum return threshold set by us and comparing it with other potential investments.  Such decision is made independent of the geographical location of the investment in order to maximize return on our capital allocation as a whole.

Currently, our Investment Executive Committee is in operation and is comprised by Alceu Duilio Calciolari (also the Coordinator of the Committee), Rodrigo Osmo, Sandro Rogério da Silva Gamba and Luiz Carlos Siciliano.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed of three members; currently, they are Alceu Duilio Calciolari (also the Coordinator of the Committee), Rodrigo Osmo and Fernando Cesar Calamita. This committee evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

In September 2010, our board of directors established an Ethics Executive Committee, as a collegiate body to provide advice and guidance to the board of directors, elected by the board of directors, and composed primarily of members of the board of officers (statutory or otherwise). Due to the recent dismissal of one member, the Ethics Executive Committee is temporarily composed of two members: Rodrigo Ferreira Coimbra Pádua (our Human Resources Officer and Coordinator of the Committee) and Fernando Cesar Calamita (our Planning and Controlling Officer). This committee is responsible for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each NYSE-listed company must meet at regularly scheduled executive sessions without management.  According to the Listing Rules of the Novo Mercado, the chief executive officer may not serve as the chairman of the Board of Directors. In addition, under Brazilian corporate law, up to one-third of the members of the board of directors can also hold management positions.  Under Brazilian corporate law, there is no specific requirement that non-management directors meet regularly without management. Notwithstanding the foregoing, our board of directors consists entirely of non-management directors and as such we believe we are in compliance with the NYSE Rule 303A.03.

Nominating and Corporate Governance Committee

NYSE Rule 303A.04 provides that each U.S. listed company must have a nominating and corporate governance committee composed entirely of independent directors. We are required to have such a committee under our bylaws, which is nevertheless not required under Brazilian law. Therefore, we have a Nominating and Corporate Governance Committee responsible for considering and periodically reporting on matters relating to the size, identification, selection and qualification of the board of directors and candidates nominated for the board of directors and its committees; and for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles.

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. listed company must have a compensation committee composed entirely of independent directors. We are required to have such a committee under our bylaws, which is nevertheless not required under Brazilian law. Therefore, we have a Compensation Committee responsible for reviewing and making recommendations to our directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and other employees. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. If the shareholders only determine the total compensation, it is incumbent upon the board of directors to establish the individual amounts. The Compensation Committee, is responsible for advising the board of directors in such task. See “—B. Compensation” above

Audit Committee

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

We are required to have such a committee under our bylaws, which is nevertheless not required under Brazilian law. Therefore, we have an Audit Committee with the following responsibilities:

•	Pre-approving services to be provided by our independent auditor;

•	Choosing and overseeing the work of any accounting firm engaged for the purpose of preparing or issuing an audit report or performing any other service;

•	Reviewing auditor independence issues and rotation policy;

•	Supervising the appointment of our independent auditors;

•	Discussing with management and auditors major audit issues;

•	Reviewing financial statements prior to their publication, including the related notes, management’s report and auditor’s opinion;

•	Reviewing our annual report and financial statements;

•	Providing recommendations to the board of directors on the audit committee’s policies and practices;

•	Reviewing recommendations given by our independent auditor and internal audits and management’s responses;

•	Evaluating the performance, responsibilities, budget and staffing of our internal audit function and review the internal audit plan;

•	Providing recommendations on the audit committee’s bylaws; and

•	Reviewing our Code of Business Conduct and Ethics and the procedures for monitoring compliance with it.

Equity Compensation Plans

NYSE Rule 303A.08 provides that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions as described in the rule. Under Brazilian corporate law, shareholder pre-approval is required for the adoption of equity compensation plans and any material revision thereto.

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. Although we do not have a similar requirement under Brazilian law, our bylaws contain a comprehensive list of principles that must be complied with at all times by all of our directors and officers. Our Nominating and Corporate Governance Committee may also propose new principles and amendments to existing principles. In addition, we have listed our common shares in the Novo Mercado (New Market) of the São Paulo Stock Exchange (BM&FBOVESPA), which requires adherence to the corporate governance standards established under the Listing Rules of the Novo Mercado, as described under “Item 10. Additional Information—B. Memorandum and Bylaws.” Finally, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are required to have a Code of Business Conduct and Ethics under our bylaws and under the Listing Rules of the Novo Mercado, which is nevertheless not required under Brazilian law. We have adopted such a Code on July 10, 2007. See “Item 16B. Code of Business Conduct and Ethics.”

D.   Employees

As of December 31, 2010, we had 2,425 employees across the following states:
State	Employees
Amazonas	8
Bahia	3
Goiás	23
Pará	277
Paraná	83
Rio de Janeiro	676
Rondônia	19
Rio Grande do Sul	5
São Paulo	1,331
Total	2,425

The table below shows the number of employees for the periods presented:
Period	Operations	Administration & Finance	Business Development	Sales	Total
2010	1,911	262	139	113	2,425
2009	3,925	253	99	104	4,381
2008	3,665	162	72	17	3,916

The significant decrease in operations employees from 2009 to 2010 was due primarily to headcount reductions to streamline operations in connection with the acquisition of Tenda by Gafisa.

Our administrative employees carry out management, accounting, information technology, development, sale, legal and construction activities, in addition to negotiating with suppliers. Our construction site employees focus on management and oversight of our construction workers, a majority of who is outsourced. The outsourced employees are hired by the contractors to carry out various tasks on the construction sites. Currently, we estimate that approximately 19,107 outsourced professionals are providing services to us across the following states:

Region	Outsourced Professionals
Northwest	1,780
Northeast	5,220
South	1,920
Rio de Janeiro	3,287
São Paulo	6,900
Total	19,107

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the commencement of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2011, establishing a salary adjustment of 9.75% as of May 2011. This collective bargaining agreement became effective on May 2011 and will expire on April 30, 2012.

The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2011, establishing a salary adjustment of 7.5% as of March 2011. This collective bargaining agreement became effective in March 2011 and will expire in February 2012.

We believe our relations with our employees and workers unions are good. In all the regions where we operate, we maintain a stable relationship with the workers unions, which generally decreases the risk of strikes.

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

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 1.3% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2010, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:
Name	Position	Number of Shares Owned
Alceu Duilio Calciolari	Chief Executive Officer	833,447
Gerald Dinu Reiss	Director	141,102
Odair Garcia Senra	Director	96,705
Luiz Carlos Siciliano	Officer	78,391
Sandro Rogério da Silva Gamba	Officer	78,279
Rodrigo Osmo	Officer	45,912
Fernando Cesar Calamita	Officer	40,000
Rodrigo Ferreira Coimbra Pádua	Officer	28,245
Cláudio José Carvalho de Andrade	Director	1,000
José Écio Pereira da Costa Junior	Director	2
Guilherme Affonso Ferreira	Director	2
Henri Phillippe Reichstul	Director	2
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	0
Nelson Machado	Director	0
Maurício Marcellini Pereira	Director	0
Rodolpho Amboss	Director	0
Marcelo Renaux Willer	Officer	0
Total		1,343,087

Stock Option Plans

Our stock option plans seek to: (1) encourage our expansion and success by allowing our directors, executive officers and key employees to acquire shares of our capital stock in order to encourage their integration with the company; (2) allow us to obtain and retain the services of directors, executive officers and key employees by offering them the additional benefit of becoming one of our shareholders; and (3) align the interests of our directors, executive officers and key employees with the interests of our shareholders.

We entered into individual agreements with our key employees, directors and executive officers, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plans and the specific conditions set forth in their agreements.

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

As of the date of this annual report, 4,050,000 options to purchase shares of our common shares have been issued to key employees, directors and executive officers pursuant to this stock option plan agreement and all of these shares have been acquired or expired pursuant to such agreements.

2006

In view of our entry in the Novo Mercado segment of the BM&FBOVESPA, and in order to protect the rights of the beneficiaries of the existing stock option plan, we decided to maintain the existing stock option plan. In addition, on February 3, 2006, our shareholders approved a new stock option plan. Under the 2006 stock option plan, our board of directors may release further programs on a regular basis of options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2006 stock option plan. Such new programs would grant our executives and key employees the right to subscribe and/or acquire our shares for a set price, under terms and conditions according to the plan’s agreements entered into with each participant.

As of the date of this annual report, 4,035,034 options to purchase shares of our common shares have been issued to key employees, directors and executive officers pursuant to this stock option plan agreement. Of these shares, 3,369,888 shares have been acquired or expired pursuant to such agreements.

2008

We approved a new stock option plan on May 18, 2008 during a special shareholders’ general meeting. Under the new stock option plan, our board of directors may create additional programs on a regular basis for options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2008 stock option plan.

Under this new stock option plan, the board of directors may grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares, or “A” option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

As of the date of this annual report, 155,185 common shares have been purchased by our key employees, directors and executive officers pursuant to this stock option plan agreement, which has been exercised or expired in full.

2009

Three new stock option plans were approved in 2009 for executive officers and key employees. The first plan is a standard stock option plan to grant subscription rights related to our common shares, which was approved by our board of directors at a meeting held on June 26, 2009. Under this plan, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 5,400,000 options to purchase shares of our common shares have been issued to executive officers pursuant to this stock option plan agreement. Of the total options granted, 2,850,000 have been acquired or expired pursuant to such agreements.

Under the second plan, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular A options granted under this plan, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 849,020 shares of our common shares have been issued to key employees and executive officers pursuant to this stock option plan agreement. The options granted included 341,576 B options. Of the total options granted, 503,581 have been acquired or expired pursuant to such agreements.

After our acquisition of Tenda, the board of directors approved the conversion of Tenda’s existing stock options plan into Gafisa’s plan.

As of the date of this annual report, options to purchase 499,920 shares of our common shares have been issued in order to convert Tenda’s plan to key employees and executive officers pursuant to this stock option plan agreement. The options granted included 275,922 B options, which have been acquired or expired in full.

2010

Two new stock option plans were approved in 2010 for executives and key employees. The first plan is a standard stock option plan to grant subscription rights related to our common shares, which was approved by our board of directors at a meeting held on August 4, 2010. Under this plan, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 600,000 options to purchase shares of our common shares have been issued to executive officers pursuant to this stock option plan agreement. Of the total options at market price granted, none have been acquired or expired pursuant to such agreements.

Under the second plan, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular options granted under this 2010 plan, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 26,061 shares of our common shares have been issued to employees and directors pursuant to this stock option plan agreement. The options granted included 17,373 B options. Of the total options granted, 8,688 have been acquired or expired pursuant to such agreements.

2011

Two new stock option plans were approved in 2011 for the board of directors, executive officers and key employees.

The first plan is a standard stock option plan granting subscription rights related to our common shares. Under this plan, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 8,590,000 options to purchase shares of our common shares have been issued to executive officers and directors pursuant to this stock option plan. Out of the amount granted, no shares have been acquired or expired pursuant to such agreements.

Under the second plan, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 2,940,000 shares of our common shares have been issued to employees and directors pursuant to this stock option plan agreement. The options granted included 2,142,050 “B” options. Out of the total options granted, 577,407 have been acquired or expired pursuant to such agreements.

Issuance	Number of Stock Options Issued	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option (1)		Expiration
April 2000 (Standard SOP)	2,100,000	—		—	April 2010
April 2001 (Standard SOP)	1,470,000	—		—	April 2011
April 2002 (Standard SOP)	480,000	—		—	April 2012
February 2006 (Standard SOP)	1,035,034	422,838	$R	13.14	February 2016
February 2006 (Standard SOP)	3,000,000	—		—	February 2016
May 2008 (Restricted SOP)	155,185	—		—	May 2011
May 2009 (Restricted - Tenda’s conversion)	499,920	—		—	May 2012
June 2009 (Standard SOP)	5,400,000	1,800,000	$R	8.39	June 2019
December 2009 (Restricted SOP) (2)	849,020	341,576	$R	0.01	December 2013
August 2010 (Restricted SOP) (2)	26,061	17,373	$R	0.01	August 2014
August 2010 (Standard SOP)	600,000	600,000	$R	12.10	August 2020
March 2011 (Restricted Type A)	377,950	183,845	$R	10.24	June 2012
March 2011 (Restricted Type B) (2)	882,050	882,050	$R	0.01	March 2015
July 2011 (Standard SOP)	8,590,000	8,590,000	$R	7.71	July 2021
July 2011 (Restricted Type A)	420,000	238,491	$R	7.71	July 2012
July 2011 (Restricted Type B) (2)	1,260,000	1,260,000	$R	0.01	July 2015

(1)  Exercise prices were adjusted according to the dividends paid and the IGP-M inflation index plus an annual interest rate from 3% to 6%, until 2010.

(2)  Options 100% unvested (Type B).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, none of our shareholders held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.
Shareholders	Shares	(%)
Directors and officers(1)	2,457,315	0.56
Other shareholders	439,642,758	99.31
Treasury shares	599,486	0.13
Total	442,699,559	100.0

(1)
Does not include shares that may be purchased pursuant to outstanding stock option plans except for shares subject to options that are currently exercisable or exercisable within 60 days of the date of this annual report.

We had a total 355 record shareholders located in the United States, 183 of which hold shares traded at BM&FBOVESPA and 172 of which hold ADSs traded on the New York Stock Exchange. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$359.0 million which will be settled by the issuance of an estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2010, 2009 and 2008, we had current accounts receivable related to real estate ventures of R$75.2 million, R$7.2 million and R$60.5 million, respectively.

As of and for the years ended December 31, 2010, 2009 and 2008, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

For our financial statements and notes thereto see “Item 18. Financial Statements.”

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

Civil Claims

As of December 31, 2010, we were a party to 2,928 civil actions, totaling R$667.8 million. Of these actions, we were the plaintiff in 2,711 actions and the defendant in approximately 217 actions, with aggregate amounts of R$632.3 million and R$35.5 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents.

As of December 31, 2010, the provisions related to civil claims include R$72.8 million related to lawsuits in which we are included as successor in enforcement actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff alleges that we should be liable for the debts of Cimob. Certain claims, amounting to R$6.6 million, are backed by guarantee insurance, in addition we have made judicial deposits amounting to R$63.6 million, in connection with the restriction of the usage of our bank accounts; and there is also a restriction on the use of our treasury stock in order to guarantee the enforcement. We are filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on appeal, however, cannot be predicted at present.

As of December 31, 2010, the provision for our civil claims amounted to R$102.8 million.

Environmental Claims

As of December 31, 2010, we were the defendants in certain environmental claims alleging harm in a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2010, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2010, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$98.0 million. As of December 31, 2010, the provision for tax liabilities amounted to R$12.1 million. In addition, we have deposited R$11.5 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

On November 30, 2009, we and our subsidiaries Tenda, Alphaville and Gafisa Vendas joined the program for cash and installment payment of debits with the Federal Revenue Service and the Attorney-General Office of the National Treasury. We joined the tax amnesty and refinancing program and opted for the cash payment of tax debits amounting to R$17.3 million, of which R$10.4 million was in cash and R$6.9 million offset tax losses. Our subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$6.6 million, R$980 thousand and R$192 thousand, respectively, recognizing gains of R$568 thousand, R$360 thousand and R$70 thousand, respectively, relating to the offset of tax losses.

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as (1) probable in regard to the principal and interest, and (2) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency considered by our legal counsel as a probable loss totaled R$11.0 million and was recorded at December 31, 2010.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$9.6 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$6.2 million.

Labor Claims

As of December 31, 2010, we were a defendant in approximately 2,789 labor claims resulting from our ordinary course of business, of which approximately 86% were filed by outsourced workers and approximately 14% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2010, the total value involved in the labor claims filed against us was approximately R$80.7 million. As of December 31, 2010, the provision for labor claims amounted to R$23.8 million.

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

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve. Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2010, our legal reserve amounted to R$45.0 million.

•
Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our by-laws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This investment reserve may not exceed 80% of our share capital. As of December 31, 2010, our statutory reserve amounted to R$463.9 million.

•
Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2010, there was no amount allocated to a contingency reserve.

•
Investment Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2010, our investment reserve amounted to R$38.5 million.

•
Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2010, there was no amount allocated to our retained earnings reserve.

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

As of December 31, 2010, our capital reserve amounted to R$295.9 million.

Mandatory Distribution of Dividends

Brazilian corporate law generally requires that the bylaws of each Brazilian company specify a minimum percentage of the amounts available for distribution by such company for each fiscal year that must be distributed to shareholders as dividends or as interest on shareholders’ equity, also known as the mandatory dividend.

The mandatory dividend is based on a percentage of adjusted net income, rather than a fixed monetary amount per share. Under our bylaws, at least 25% of our net income, as calculated under Brazilian GAAP and adjusted under Brazilian corporate law (which differs significantly from net income as calculated under US GAAP), for the preceding fiscal year must be distributed as a mandatory dividend. Adjusted net income means the distributable amount before any deductions for profit retention and statutory reserves.

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our general shareholders’ meeting that the distribution would be inadvisable in view of our financial condition. Such suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal council. In the case of publicly held companies, the board of directors must file a justification for such suspension with the CVM within five days of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount shall be attributed to a retained earnings reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

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

Under Brazilian corporate law, dividends are generally required to be paid to the holder of record on the date of the dividend declaration date within 60 days following the date the dividend was declared, unless a shareholders’ resolution sets forth another date of payment, which, in either case, must occur within the fiscal year in which such dividend was declared. A shareholder has a three-year period from the date of the dividend declared to claim dividends, which do not bear interest and are not monetarily restated, after which the aggregate amount of any unclaimed dividends shall legally revert to us.

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

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any depreciation of the real that occurs before the dividends are converted. Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information—E. Taxation.”

Holders of ADSs have the benefit of the electronic registration obtained from the Central Bank, which permits the depositary and the custodian to convert dividends and other distributions or sales proceeds with respect to the common shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil. In the event the holder exchanges the ADSs for common shares, the holder will be entitled to continue to rely on the depositary’s certificate of registration for five business days after the exchange. Thereafter, in order to convert foreign currency and remit outside of Brazil the sales proceeds or distributions with respect to the common shares, the holder must obtain a new certificate of registration in its own name that will permit the conversion and remittance of such payments through the commercial exchange rate market.

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

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of tax favorable jurisdiction includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) that impose restrictions on the disclosure of shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. Please refer to “Item 10. Additional Information — E. Taxation—Brazilian Tax Considerations—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by Law No. 11,727.

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

History of Payment of Dividends and Interest on Shareholders’ Equity

In 2008, we distributed dividends in the total amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2007. In 2009, we distributed dividends in the total amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2008. In 2010, we distributed dividends in the total amount of R$50.7 million, or R$0.12 per share (after giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2009.

B.   Significant Changes

None.

ITEM 9.   THE OFFER AND LISTING

A.    Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange (2)			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2007	40.50	23.10	418,005	35.61	22.50	897,085
December 31, 2008	46.50	5.41	930,018	38.26	6.86	1,238,592
December 31, 2009	36.60	7.33	830,509	31.27	8.69	2,077,590
December 31, 2010(3)	18.19	10.83	2,210,016	14.79	9.83	4,339,823
December 31, 2011	15.17	4.30	3,548,148	12.25	4.10	8,082,453
Quarter
First quarter 2010	16.36	12.73	2,138,173	14.25	11.60	3,659,472
Second quarter 2010	14.63	10.83	2,351,966	12.64	9.83	4,325,295
Third quarter 2010	15.99	12.14	2,025,664	13.65	10.80	4,376,050
Fourth quarter 2010	18.19	13.12	2,323,107	14.79	10.95	4,985,780
First quarter 2011	12.89	12.68	1,964,727	10.32	10.10	3,809,000
Second quarter 2011	15.17	11.82	2,452,749	12.25	9.62	5,117,548
Third quarter 2011	14.77	9.06	4,098,922	11.45	7.35	6,447,629
Fourth quarter 2011	10.13	5.32	3,671,459	8.19	4.93	11,172,193
First quarter 2012	6.52	4.64	3,705,616	5.39	4.20	13,832,655
Second quarter 2012	4.60	2.07	3,056,674	4.24	2.13	15,575,915
Month
December 2011	7.60	5.51	4,145,640	6.48	5.00	14,899,280
January 2012	6.43	4.30	4,164,537	5.76	4.10	12,759,805
February 2012	5.42	4.64	4,556,888	4.77	4.20	15,049,105
March 2012	6.52	5.55	4,411,835	5.39	4.78	17,895,100
April 2012	5.92	4.72	2,289,716	5.35	4.30	9,163,023
May 2012	4.60	3.68	2,687,706	4.24	3.54	9,512,460
June 2012	2.98	2.07	2,779,036	3.09	2.13	21,334,211

(1)	Average number of shares traded per day.

(2)	The ADSs started trading on the NYSE on March 16, 2007.

(3)
On February 22, 2010, our shareholders approved a stock split of our common shares giving effect to the split of one existing share into new issued shares, increasing the number of shares from 167,077,137 to 334,154,274.

In September 2007, we joined the BM&FBOVESPA Index, or “IBM&FBOVESPA,” the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BM&FBOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, trading in our shares increased to a daily average of R$57.4 million (or 2.1 million shares).

B.    Plan of Distribution

Not applicable.

C.    Markets

Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Trading on the BM&FBOVESPA

Trading on the São Paulo Stock Exchange is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “Megabolsa”. Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight saving time in Brazil. The “after-market” trading is scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and trade through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

Settlement of transactions occurs three business days after the trade date, without adjustments to the purchase price. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for brokerage firms, the Central Depositary BM&FBOVESPA (Central Depositária da BM&FBOVESPA), formerly the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia). The seller is ordinarily required to deliver the shares to the BM&FBOVESPA clearing house on the second business day following the trade date.

In order to maintain control over the fluctuation of the BM&FBOVESPA index, the BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the BM&FBOVESPA fall below the limits of approximately 10% and 15%, respectively, in relation to the closing index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$1.54 trillion as of December 31, 2010 and an average daily trading volume of US$3.7 billion for 2010. In comparison, the NYSE had a market capitalization of US$13.39 trillion as of December 31, 2010 and an average daily trading volume of approximately US$153.0 billion for 2010. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “—Investment in Our Common Shares by Non-Residents of Brazil.”

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

Under Brazilian corporate law, a corporation is either public, as we are, or closely held. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may trade its securities either on the BM&FBOVESPA, if it has registered to have its securities traded at the BM&FBOVESPA, or on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. Our common shares are listed on Novo Mercado segment of the BM&FBOVESPA.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM (and in the relevant over the counter market) serves as intermediary. The Brazilian over-the-counter market is divided into two categories: (i) an organized over the counter market, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (ii) a non-organized over the counter market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded outside of the stock exchange market, through a financial institution authorized by the CVM. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

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

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, futures or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market. See “Item 10. Additional Information—D. Exchange Controls”.

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

Resolutions No. 1,927/92 and 3,485/10 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289/87 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADSs program was approved by the CVM on March 8, 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder may (1) sell the common shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, subject to simultaneous foreign exchange transactions; or (3) convert its investment into a foreign direct investment under Law No. 4,131/62, subject to simultaneous foreign exchange transactions.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should first comply with such regulations, obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares.

The aforementioned conversions are subject to simultaneous foreign exchange transactions, without actual remittance of funds, for purposes of payments of the applicable taxes. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations”

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected after obtaining Central Bank’s authorization. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

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

Issued Share Capital

As of the date of this annual report, our share capital was R$2,734.2 million, all of which was fully subscribed and paid-in. Our share capital is comprised of 432,872,285 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600 million common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006. In order to delist our shares from the Novo Mercado and since we currently do not have a controlling shareholder, the general shareholders’ meeting that has decided upon the delisting shall appoint among those presents the person that, upon its express acceptance, must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market. See “—Delisting from the Novo Mercado.”  In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights. The main rules relating to the Novo Mercado, to which the company is subject, are summarized below.

According to CMN Resolution No. 3,792 of September 24, 2009, which governs the closed complementary social security entities’ investment policy (Entidades Fechadas de Previdência Complementar – EFPC), such pension funds may invest up to 70% of its variable income investment portfolio (in which are included corporate stakes) in publicly held companies listed in the Novo Mercado, which may, therefore, improve the development of this corporate governance segment, benefiting the companies listed therein, taking into account the immense financial equity held by such pension funds in Brazil.

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of BM&FBOVESPA shall keep updated its listed company register with the CVM, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were recently revised and the new rules are in full force and effect since May 10, 2011. Additionally, we have already adapted our bylaws to the new rules of the Novo Mercado, within the scope of the amendment of our bylaws, as approved by the shareholders’ general meeting held on June 9, 2011.

According to the Listing Rules of the Novo Mercado, the company willing to negotiate its securities on the Novo Mercado shall, among other conditions: (1) along with its controlling shareholder (if any), execute a Listing Agreement in the Novo Mercado, (2) adapt its bylaws to comply with the minimum requirements determined in the Listing Rules of the Novo Mercado and (3) file the Management Compliance Statements and the Fiscal Council Compliance Statements (if applicable) with BM&FBOVESPA, duly executed by all managers and members of the Fiscal Council, respectively.  The capital of the company shall be exclusively divided into common shares and a minimum free float equal to 25% of the capital stock shall be maintained by the company.  The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

In addition to the previous requirements, the company’s bylaws may not (1) establish any provision which restricts the number of votes of any shareholder or group of shareholders (as defined in the Listing Rules of the Novo Mercado) to a percentage inferior to 5% of the company’s corporate capital, (2) determine qualified quorums for matters submitted for the approval of the shareholders’ general meetings, except as provided by law, nor (3) restrict or establish any encumbrance to shareholders who vote favorably to the suppression or amendment of any provision of the company’s bylaws.

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members, of which at least 20% shall be independent, as defined in the Listing Rules of the Novo Mercado.  The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection.  All new members of the board of directors and of the board of officers shall sign a Management Compliance Statement which shall be filed with BM&FBOVESPA within 15 days of the date such members take office.  Through such Compliance Statement, the company’s directors and officers are personally responsible for complying with the Listing Agreement in the Novo Mercado, the Rules of the Market Arbitration Chamber, the Listing Rules of the Novo Mercado and any other rule issued by BM&FBOVESPA regarding the Novo Mercado.

The positions of chairman of the board of directors and of chief executive officer may not be cumulated by the same person, except in the event of (1) a transition period (limited to 3 years as of the date the company was authorized to negotiate on the Novo Mercado, except if BM&FBOVESPA authorizes otherwise); or (2) vacancy, for a maximum period of 180 days.

Directors and officers shall inform the company of any other board of directors, executive committee, fiscal council or any other office occupied by them in other companies or entities, which will be sent by the company to BM&FBOVESPA within the terms established in the Listing Rules of the Novo Mercado.

The board of directors shall always disclose to the market an opinion regarding any tender offer of the company’s shares, informing, among others, their position on the convenience and consequences of such offer in respect to the interests (a) of the shareholders and regarding the liquidity of such securities held by the shareholders and (b) of the company, stating their reasons for being favorable or against the offer.

Other Novo Mercado Characteristics

Novo Mercado rules cover other areas designed to foster high levels of corporate governance and market transparency. Companies are required to keep the minimum stock percentage floating in the market in order to foster dispersion of share ownership. In addition, companies are obliged to assign tag-along rights to their shareholders in order to ensure equal treatment if a controlling shareholder sells its controlling stake.

The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, company directors and officers, members of the fiscal council and the number of outstanding shares, in addition to other information required by the Listing Rules of the Novo Mercado. We provide such required information on a quarterly basis and voluntarily on a monthly basis.  Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to BM&FBOVESPA and to the market a Securities Negotiation Policy applicable to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation.

Finally, controlling shareholders, other shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes or conflicts related to or arising from the Listing Rules of the Novo Mercado, the Listing Agreement in the Novo Mercado, the Penalties Regulation and the Arbitration Clause, specifically with regard to their application, validity, effectiveness and interpretation.  The arbitrations shall take place before the Market Arbitration Chamber established by the BM&FBOVESPA and shall be conducted in accordance with the Rules of the Market Arbitration Chamber.

Company Management

We are managed by a board of directors (Conselho de Administração) and a board of officers (Diretoria). See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

The members of the board of directors and of the board of officers must be individuals, provided that the latter must also be Brazilian residents.

Conflict of Interests

According to the Brazilian corporate law a director or an officer shall not take part in any corporate transaction in which he/she has an interest which conflicts with the interest of the company. In this case, he/she shall disclose his/her disqualification to the other directors or officers and shall cause the nature and extent of his/her interest to be recorded in the minutes of the board of directors or board of officers’ meeting, as the case may be.

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

According to Brazilian corporate law, a director or officer may not:

•	perform any act of generosity to the detriment of the company;

•
without prior approval of the shareholders’ general meeting or the board of directors, borrow money or property from the company or use its property, services or take advantage of its standing for his/her own benefit, for the benefit of a company in which he/she has an interest or for the benefit of a third party; and

•	by virtue of his or her position, receive any type of direct or indirect personal advantage from third parties, without authorization in the bylaws or from a shareholders’ general meeting.

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

Policy for the Trading of Our Securities

On July 15, 2009, our board of directors approved a new Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which establishes the following procedures regarding the policy for the trading of our securities:

•
all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who have signed the compliance statement and became aware of information of a material transaction or event involving our company, are restricted from trading in our securities until such material transaction or event is disclosed to the market, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, or a possible buyback, also through private trading, carried out by us. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements;

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

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADSs has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the ADSs.”  Pursuant to our bylaws, Brazilian corporate law and the Novo Mercado rules, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 9. The Offer and Listing—C. Markets— Investment in Our Common Shares by Non-Residents of Brazil” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company except in some specific circumstances under Brazilian law, as described in “—Preemptive Rights”. Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

Options

According to our bylaws, we may, within our authorized share capital and upon resolution of the shareholders’ general meeting, grant stock options to (1) our directors, executive officers and employees, or (2) individuals who provide services to us or to companies we control.

Appraisal Rights

Shareholders who are absent, dissent or abstain from voting on certain actions taken during a shareholders’ general meeting have the right under Brazilian corporate law to withdraw from our company and to receive the value of their shares.

According to Brazilian corporate law, shareholder appraisal rights may be exercised in the following circumstances, among others:

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

In cases where (1) our company is involved in a merger of shares or merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BM&FBOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. We are currently part of the IBM&FBOVESPA (the BM&FBOVESPA index) and have no controlling shareholder. Therefore, our shares are, at present, considered liquid and widely held for the purposes of this paragraph.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the 30-day period if the redemption of shares of absent, dissenting or non-voting shareholders would jeopardize our financial stability. If shareholders exercise withdrawal rights, they are entitled to receive net book value for the shares, based on the last balance sheet approved by the shareholders. If the resolution giving rise to the appraisal rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

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

Shareholders’ General Meetings

Under Brazilian corporate law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year. The election of our directors and, if requested by shareholders, of members of our fiscal council typically takes place at the annual general shareholders’ meeting, although under Brazilian law it may also occur at a special shareholders’ general meeting.

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

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law; and

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Appraisal Rights.”

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

There is an obligation of the chairman of our board of directors to call a shareholders’ general meeting if: (1) we are not under control of a shareholder holding more than 50% of our voting capital, and (2) BM&FBOVESPA determines that the price of our shares shall be quoted separately or that the trading of our shares on the Novo Mercado shall be suspended by reason of non-compliance with the listing rules of Novo Mercado.  At such a meeting all members of our board of directors must be replaced. In the event the shareholders’ general meeting is not called by the chairman of the board of directors within the time period established in our bylaws, the meeting may be called by any shareholder of the company.

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting. The proxy must be either a shareholder, an executive officer or a director of our company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council relating to or arising from the Listing Agreement on the Novo Mercado, Listing Rules, our bylaws, Brazilian corporate law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BM&FBOVESPA. According to Chapter Twelve of such Rules, the parties may consensually agree to use another arbitration chamber or center to resolve their disputes.

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

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares present at the relevant shareholders’ meeting (excluding, for such purposes, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the person making the tender offer.

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

If our common shares are delisted from the Novo Mercado, our controlling shareholders, if any, will be required to conduct a tender offer for the acquisition of our outstanding common shares. In case there are no controlling shareholders, the shareholders’ general meeting deciding on the delisting must also appoint who will be responsible for the mandatory tender offer. The minimum price offered for the shares in the public tender offer will correspond to the economic value of the shares, as determined by a valuation report issued by a specialized firm chosen by the shareholders representing a majority of the outstanding shares (excluding, for such purposes, shares held by the controlling shareholders, if any, and their affiliates, treasury shares, shares held by our affiliates, and blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the controlling shareholder, if any, or by us.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, all the other requirements established by such delisting shall be followed. See “—Going Private Process.”

In the event that we delist due to a corporate reorganization where the surviving company is not admitted for listing on the Novo Mercado within one hundred and twenty days as of the date of the shareholders’ general meeting that resolved on the corporate reorganization, the then-controlling shareholders will need to carry out a public tender offer for the acquisition of the shares held by the other shareholders, and the minimum price offered per share shall be the economic value of the shares. In case the company does not have controlling shareholders, the shareholders’ general meeting that decided on the delisting must also determine who will be responsible for the mandatory tender offer, and in case the shareholders’ general meeting fails to do so, the shareholders who approved the corporate reorganization will be responsible for the tender offer.  The notice of public tender offer shall be given to the BM&FBOVESPA and released to the market immediately after the shareholders’ general meeting that has approved the corporate reorganization..

If our share control is sold within twelve months of our delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall offer to acquire the shares of all other shareholders under the same conditions offered to the selling controlling shareholder.

Sale of a Controlling Stake in our Company

Under the Listing Rules of the Novo Mercado, the sale of a controlling interest in our company, either through a single transaction or through successive transactions, takes place under a suspension or resolution condition, where the acquirer agrees to, within the time and pursuant to the conditions specified under Brazilian corporate law and the Listing Rules of the Novo Mercado, make a tender offer of the remaining shares of the other shareholders under the same terms and conditions granted to the selling controlling shareholder.

A tender offer is also required under the following conditions:

•	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

•	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

•
when a controlling stake is acquired through an agreement for the purchase of shares. In this case, the acquirer is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control. The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period. Such amount shall be distributed among all persons who sold shares issued by the company in the stock market trading session in which the acquirer made its acquisitions, proportionally to the daily net selling balance of each acquisition, being BM&FBOVESPA responsible for processing such distribution according to its regulations.

The buyer, when necessary, must take the necessary measures to recompose the minimum 25% of outstanding shares in the market within the subsequent six months.

Mandatory Tender Offer in case of Acquisition of a 30% Stake

Under the rules of our bylaws, if any person acquires our shares, or any securities or rights related to such shares, in an amount representing 30% or more of our corporate capital, such acquirer has to carry out a mandatory tender offer for the acquisition of all shares issued by the Company. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares present at the relevant shareholders’ meeting (excluding, for such purposes, treasury shares, shares held by our affiliates and by other companies that are a part of our economic group, as well as blank votes) from a list of three institutions presented by our board of directors.  All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the person making the tender offer.

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ general meeting to determine whether to perform another valuation using the same or a different valuation method.  This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering.  The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price.  If the new valuation price is higher than the original valuation price, the acquirer may either increase the offer price or withdraw the tender offer, in the latter case provided that it shall dispose of the shares in excess of 30% of our corporate capital within 3 months counted from the special general meeting mentioned in this paragraph.

A tender offer as a result of an acquisition of a 30% equity stake is not mandatory in any of the following cases: (1) if we have a controlling shareholder with more than 50% of our shares; (2) if a 30% equity stake is obtained as a result of purchases made under another public tender offer for the acquisition of our shares by their economic value, made in accordance with the Novo Mercado Listing Rules or with the applicable law; (3) if a 30% equity stake is obtained involuntarily as a result of a corporate reorganizations, cancellation of shares in treasury, share redemption, capital reduction, or of a subscription of shares made under a primary public offer for distribution of our shares; or (d) in the case of a sale of a controlling stake, which is subject to the rules described above for such case.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares for purposes of maintaining the acquired shares in treasury or of cancelling them may not, among other things:

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

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings, among others. In addition, we also must disclose any material development related to our business to the CVM and the BM&FBOVESPA.

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present the company’s financial statements, standard financial statements form (DFP), quarterly information form (ITR) and Reference Form (Formulário de Referência);

•	include a note in the quarterly information form (ITR) regarding all operations with related parties;

•
disclose and maintain updated the information presented in the Reference Form regarding any shareholder holding, directly or indirectly, at least 5% of the company’s capital stock, considering the information received by company from the relevant shareholders;

•
disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case), by members of our management and by members of our fiscal council (if installed); and

•
disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), by members of our management and by members of our fiscal council (if in place) within the preceding 12 months.

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

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation is equal to or in excess of 5% or more of our shares, must provide to us, the CVM and the BM&FBOVESPA the following information:

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

C.    Material Contracts

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares, by means of a merger of the totality of shares issued by Shertis Empreendimentos e Participações S.A. or “Shertis”, which main asset are shares representing 20% of Alphaville’s shares, in the total amount of R$126.5 million. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis. As per material fact released on June 8, 2012 regarding the Third Phase of the Investment Agreement and Other Covenants entered into on 10.02.2006 (“Investment Agreement”), which established rules and conditions for Gafisa acquiring and holding shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”), the Company informs that the final amount of the operation (acquisition of remaining 20%) was established as R$358,985,424.41 which will be settled by the issuance of estimated 70,251,551 common shares, issued by Gafisa, as set forth in the Investment Agreement. The number of shares that will be issued to settle this transaction is going to be decided in an arbitration process, initiated by the other shareholders of AUSA, as per material fact release on July 3rd, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of AUSA, these shareholders of AUSA will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa..

D.    Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to requirements under foreign investment legislation which generally establish that the relevant investment be registered with the Central Bank and the CVM. Subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity resident, domiciled or headquartered in Brazil, as the case may be, is allowed, without limitation as to amount, provided that the underlying transaction is legal, legitimate and has economic substance, as evidenced by the applicable supporting documentation submitted to the financial institution in charge of the foreign exchange transaction. In addition, foreign currencies may only be purchased through duly authorized financial institutions headquartered in Brazil. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares” and “Item 9. The Offer and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares.”

E.    Taxation

The following discussion contains a description of material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of common shares or ADSs. The discussion is based upon the tax laws of Brazil and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

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

With respect to the disposition of common shares, which are treated as assets located in Brazil, the Non-Resident Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

Taxation of Distributions

Distributions paid on ADSs or common shares other than certain pro rata distributions of ordinary shares will generally be treated as dividends to the extent paid out of current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to U.S. Holders as dividends.

Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where the ADSs are traded. You should consult your tax advisers to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

Subject to applicable limitations that may vary depending upon your circumstances, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct such Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the common shares or ADSs disposed of, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, a U.S. Holder’s amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gains would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2010 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs. Pursuant to legislation enacted in 2010, if the Company were to be treated as a PFIC in any taxable year, a U.S. Holder may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (1) you are an exempt recipient or (2) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

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

F.    Dividends and Paying Agents

Not applicable.

G.   Statement by Experts

Not applicable.

H.   Documents on Display

Statements contained in this annual report as to the contents of any contract or other document referred to are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit hereto. A copy of the complete annual report including the exhibits and schedules filed herewith may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may be obtained by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Such reports and other information may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed over the Internet at http://www.sec.gov.

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

We furnish to Citibank, N.A., as depositary, copies of all reports we are required to file with the SEC under the Securities Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual financial statements which are prepared in accordance with Brazilian GAAP and include a reconciliation to US GAAP. In addition, we are required under the deposit agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of shareholders and other reports and communications that are generally made available to shareholders. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

Interest rates

Our results of operations and profitability are affected by changes in interest rates due to the impact that these changes have on our interest expenses relating to our variable interest rate debt instruments and on our purchase and sale contracts and on our interest income generated from our financial investments.

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2010.

	As of December 31, 2010
	Expected Maturity Date
	Total	2011	2012	2013	2014 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in thousands of R$)
Liabilities:
Loans, financing and debentures:
Debentures	1,879.9	26.5	272.6	722.6	858.3	CDI IPCA	1,890.9
Average interest rate	10.90%	12.30%	10.91%	10.66%	10.41%		-
Loans and financing (working capital)	664.4	249.6	88.4	79.3	247.2	CDI	666.3
Average interest rate	12.85%	14.25%	12.86%	12.61%	12.36%		-
Loans and financing – SFH	745.7	548.3	156.8	40.6	-	TR	745.7
Average interest rate	11.54%	11.54%	11.65%	10.88%	-		-
Total loans, financing and debentures	3,290.1	824.4	517.7	842.5	1,105.5		3,303.0
Obligation to venture partner	404.3	24.3	126.7	126.7	126.7	CDI	404.4
Real estate development obligations(2)	3,327.5	2,147.0	985.0	193.0	2.5	INCC	3,327.5
Obligations for purchase of land	370.5	178.8	96.4	41.4	53.9	INCC	370.5
Total	7,392.4	3,174.5	1,725.7	1,203.6	1,288.6		7,405.4
Assets:
Cash, bank and short-term investments:
Cash and cash equivalents	256.4	256.4	-	-	-		256.4
Short-term investments (current and non-current)	944.8	944.8	-	-	-		944.8
Receivables from clients	4,952.0	3,704.7	572.9	430.8	243.6	INCC and IGPM	4,952.0
Receivables from clients (2)	4,112.7	2,465.8	747.2	562.1	337.6	INCC and IGPM	4,112.7
Total client receivables	9,064.7	6,170.5	1,320.1	992.9	581.2		9,064.7
Total	10,265.9	7,317.7	1,320.1	992.9	581.2		10,265.9

(1)
See notes 10 and 11 to our financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2010, the annualized index was 10.64% for CDI, 0.6887% for TR, 7.5683% for INCC and 11.3220% for IGPM.

(2)	Includes obligations and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet.

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

Foreign Exchange Rate

During 2010, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2010, we had no debt in foreign currency.

ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.   American Depositary Shares

Depositary Fees

We and the holders and beneficial owners of our ADSs and the person depositing our common shares or surrendering ADSs for cancellation are responsible for the following fees of the depositary:
Service	Rate	Paid By
Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing our common shares or person receiving ADSs.

Delivery of common shares deposited under our deposit agreement against surrender of ADSs.	Up to U.S.$5.00 per 100 ADSs (or fraction thereof) issued.	Person surrendering ADSs for purpose of withdrawal of common shares deposited under our deposit agreement or person to whom common shares deposited under our deposit agreement are delivered.
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to U.S.$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.

Depositary services	Up to U.S.$4.00 per 100 ADSs (or fraction thereof) held.	Person holding ADSs on applicable record date(s) established by the depositary.

Transfer of ADRs	U.S.$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

The depositary may deduct applicable depositary fees from the funds being distributed in the case of cash distributions.  For distributions other than cash, the depositary will invoice the amount of the applicable depositary fees to the applicable holders.

Additional Charges

Holders and beneficial owners of our ADSs and person depositing our common shares for deposit and person surrendering ADSs for cancellation and withdrawal of our common shares will be required to pay the following charges:

•	taxes (including applicable interest and penalties) and other governmental charges;

•
such registration fees as may from time to time be in effect for the registration of our common shares or other common shares deposited under our deposit agreement on the share register and applicable to transfers of our common shares or other common shares deposited under our deposit agreement to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•
such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our common shares or holders and beneficial owners of ADSs;

•	the expenses and charges incurred by the depositary in the conversion of foreign currency;

•
such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our common shares, common shares deposited under our deposit agreement, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of common shares deposited under our deposit agreement.

Direct and Indirect Payments

Citibank N.A., as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2010, we received from the depositary of our ADSs US$2.6 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials, (3) consulting and other services related to investor relations and (4) expenses related to the offering of our common shares in 2010.

PART II

ITEM 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.     CONTROLS AND PROCEDURES

(a)  Disclosure Controls and Procedures

We carried out an evaluation under the supervision of, and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15e, as of December 31, 2010. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 3, 2010, and that the design and operations of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described in the item (b) below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

(c) Remediation of Material Weaknesses in Internal Controls over Financial Reporting

At December 31, 2010 material weaknesses in internal control over financial reporting had been reported.  While the Company recognizes that significant improvements are required to be made in its internal controls over financial reporting, not all such remediation has occurred, nor has also such remediation been planned, to date. In order to remedy the material weaknesses related to our internal controls over financial reporting, we primarily plan on improving communications and training with the business areas of the Company.  In order to remedy the material weakness regarding the preparation of our Brazilian GAAP and US GAAP financial statements and disclosures, we are re-assessing the need to hire further accounting staff with specialized knowledge.  Further remediation efforts are also anticipated, although not all have been planned in detail to date.As part of our ongoing assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of the remediation plan to evaluate the status of their design and operation.  Certain weaknesses identified herein remain unremediated as of this date in 2012.

(d)  Changes in Internal Control over Financial Reporting

In our Form 20-F/A #2 for the year ended December 31, 2009, we reported material weaknesses in internal accounting control under Item 15(b) as follows:

•	The Company’s U.S. GAAP conversion process in respect to revenue recognition, cash and cash equivalents classification and presentation, and consolidated statements of cash flows; and

•	The Company’s US GAAP redeemable non-controlling interest presentation, business combination accounting and deferred income taxes.

The material weakness noted in U.S. GAAP accounting is attributable, in part, to insufficient resources with adequate knowledge of US GAAP and SEC financial reporting matters.

Included in our management’s annual report on internal control over financial reporting on page F-2 as of December 31, 2010, we reported the following material weaknesses in internal accounting control:

•	revenue recognition under U.S. GAAP;

•	cash equivalents under U.S. GAAP;

•	business combination accounting including non-controlling interest under U.S. GAAP;

•	budgets of the costs of works in progress under Brazilian and U.S. GAAP;

•	income taxes under Brazilian and U.S. GAAP; and

•	financial statement closing process under Brazilian and U.S. GAAP.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2010.

(e) Attestation Report of the Registered Public Accounting Firm

For the report of Ernst & Young Terco Auditores Independentes, our independent registered public accounting firm, dated July 5, 2012, on the effectiveness of the internal control over financial reporting as of December 31, 2010, see “Item 18. Financial Statements”.

ITEM 16.      [RESERVED]

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

For the purposes of the Sarbanes-Oxley Act of 2002, our directors established an Audit Committee that convenes as often as it determines is appropriate to carry out its responsibilities, but at least quarterly. This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

The Audit Committee convened six times in 2010. As of December 31, 2010, the Audit Committee comprised Jose Ecio Pereira da Costa Junior, Richard L. Huber and Maria Letícia de Freitas Costa.As of the date of this annual report, the Audit Committee is currently comprised by Jose Ecio Pereira da Costa Junior, who is also the chairman, Nelson Machado and Maurício Marcellini Pereira, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Richard L. Huber and Maria Letícia de Freitas Costa, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

ITEM 16B.    CODE OF BUSINESS CONDUCT AND ETHICS

On July 10, 2007, we adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. The objective of this code is (1) to reduce the subjectivity of personal interpretations of ethical principles; (2) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and our external relationship with our shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which we operate; and (3) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. Our Code of Business Conduct and Ethics is filed as an exhibit to this annual report and is available, free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 - São Paulo, SP - Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

We have also established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “dishonest or unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 213 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by and Ernst & Young Terco Auditores Independentes S.S. and PricewaterhouseCoopers Auditores Independentes for services performed in 2010 and 2009 and the remuneration for these services in each period, respectively.

	2010	2009 (4)
	(in thousands of reais)
Audit fees (1)	6,097	4,515
Audit related fees (2)	288	23
Tax fees (3)	-	25
Total	6,385	4,563

(1)
“Audit fees” are the aggregate fees billed by Ernst & Young Terco Auditores Independentes S.S. for 2010 and PricewaterhouseCoopers Auditores Independentes for 2009 for the audit of our consolidated and annual financial statements including audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are fees billed by Ernst & Young Terco Auditores Independentes S.S. for 2010 and PricewaterhouseCoopers Auditores Independentes for 2009 for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements were principally related to an assessment and recommendation for improvements in internal control over financial reporting and due diligence related to mergers and acquisitions.

(3)	“Tax fees” are fees billed by PricewaterhouseCoopers Auditores Independentes for tax compliance services.

(4)
The 2009 fees relate only to fees paid to PricewaterhouseCoopers Auditores Independentes.  The 2009 fees do not include any fees paid to Ernst & Young Terco, as they were not our principal auditors in 2009 for SEC purposes after their resignation as disclosed in Item 16F below.

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

Gafisa requested that PricewaterhouseCoopers Auditores Independentes furnish it with a letter addressed to the SEC, stating whether or not it agrees with the above statements. This letter was included as Exhibit 15.1 as is incorporated herein by reference to our annual report on 2009 Form 20-F/A #2 filed with the SEC on July 5, 2012.

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

Gafisa has requested that Ernst & Young Terco furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements above. This letter was included as Exhibit 15.2 as is incorporated herein by reference to our annual report on 2009 Form 20-F/A #2 filed with the SEC on July 5, 2012.

ITEM 16G.    CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

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

GAFISA S.A.

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Date: July 5, 2012

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements

Gafisa S.A.

December 31, 2010

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”), along with a reconciliation of net income and equity from Brazilian GAAP to accounting principles generally accepted in the United States of America (“US GAAP”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Brazilian GAAP, along with a reconciliation of net income and equity from Brazilian GAAP to US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework”. Based on this assessment, our management concluded that, as of December 31, 2010, our internal control over financial reporting was not effective because there were material weaknesses in our internal controls.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. Based on the evaluation described above, our management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2010:

Revenue recognition under U.S. GAAP

We did not design effective controls over revenue recognition in accordance with application of  U.S. GAAP. The internal controls were not designed effectively to identify the contractual provisions that exist within company sales contracts that provide for a potential refund to customers or to identify past practice of permitting contract cancelations with substantial refunds to customers.

Cash equivalents under U.S. GAAP

We did not design effective monitoring controls over cash equivalents reporting in accordance with U. S. GAAP. The internal controls were not effectively designed to properly classify  cash equivalents based on  the characteristics and terms of the underlying financial instruments.

Business Combination under U.S. GAAP

We did not design effective controls over business combination accounting for goodwill and related income taxes and noncontrolling interest in accordance with application of U. S. GAAP. The internal controls were not effectively designed to meet the appropriate accounting policy for the measurement and classification of goodwill and related income taxes and noncontrolling interest as temporary equity and its impact on earnings per share calculation.

Budgets of the costs of works in progress

We did not design effective controls over our construction budgets and the cost review process in accordance with both Brazilian GAAP and U. S. GAAP. The internal controls were not designed effectively to identify the adjustments to construction budgets that should have been identified through the internal controls operating at the time, and the resulting impact on our revenue and cost recognition in the consolidated financial statements.

Income Taxes

We did not design effective controls over our period end deferred income tax asset realization assessment and classification of presumed income taxes payable from deferred tax liability for both Brazilian GAAP and U S GAAP and offsetting of deferred tax assets and deferred tax liabilities to present on a net basis under BR GAAP. The internal controls were not designed effectively to support, classify and present all the income tax considerations and disclosures.

Financial statement closing process

The financial statement close process with respect to certain items including the impairment analysis and consolidation matters did not operate effectively to ensure proper accounting treatment in an accurate and timely manner.  In addition, the controls did not operate effectively to ensure proper classification of “brokerage expenses/sales commissions” and “operating costs related to the provision for cancelled contracts” in the statement of operations and classification of  “Trade accounts receivable” between short and long term in the balance sheet.

We did not maintain effective design and operating controls to ensure the appropriate review/monitoring related to the preparation of our US GAAP financial statements and disclosures. In addition, we did not have internal accounting staff with adequate US GAAP knowledge to supervise  and review the accounting process and did not maintain effective controls over the financial reporting process due to insufficient internal personnel with sufficient knowledge, experience and training in the application of US GAAP and did not implement an adequate supervisory review of the accounting process to ensure the financial statements and disclosures were prepared in compliance with US GAAP and SEC rules and regulations.

The aforementioned material weaknesses were largely attributable to both controls that were not designed in sufficient detail to accomplish their objective, and also insufficient internal resources, including but not limited to sufficient internal resources with adequate knowledge of US GAAP and SEC reporting as well as income tax accounting to execute the specific controls.

These material weaknesses could result in a misstatement of the aforementioned accounts and disclosures that would result in a material misstatement to our financial statements that would not be prevented or detected.

Notwithstanding, management’s assessment that our disclosure controls and procedures were not effective  and that there were material weakness as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flow for the year covered thereby in all material respects.

As of the date of the filling of this report, our management, including our CEO and CFO and the Audit Committee, has established a plan of action to address the material weaknesses in our internal control over financial reporting.

São Paulo, Brazil July 5, 2012

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S. A.

We have audited the accompanying consolidated balance sheet of Gafisa S. A. as of December 31, 2010, and the related consolidated statements of income, changes in equity, cash flows and value added for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gafisa S. A. at December 31, 2010 and the results of its operations, its cash flows and its value added for the year then ended in conformity with accounting practices adopted in Brazil which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 28 to the consolidated financial statements).

As described in Note 2.1.4, the Company has restated its 2010 consolidated financial statements as previously filed with the Brazilian Securities Commission (“CVM”) on March 24, 2011 and those furnished as unaudited on Form 6-K with the U.S. Securities and Exchange Commission, filed on January 17, 2012, to reflect corrections of errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gafisa S. A.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 5, 2012, expressed an opinion that Gafisa S. A. did not maintain effective internal control over financial reporting.

São Paulo, Brazil

July 5, 2012,

/s/ ERNST & YOUNG TERCO
ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.

Daniel G. Maranhão Jr.
Accountant CRC-1SP215856/O-5

To the Board of Directors and Shareholders
Gafisa S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders’ equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries (the Company) at December 31, 2009 and January 1, 2009, and the results of their operations, their cash flows and the value added to their operations for the year ended December 31, 2009  in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the balance sheet  of Construtora Tenda S.A., a subsidiary, before the effects of the adjustments to retroactively adopt new Brazilian accounting practices described in Note 2, which balance sheet  reflects total assets of R$ 1,544,030 thousand as of December 31, 2008. The December 31, 2008 balance sheet  of Construtora Tenda S.A. was audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the pre-adjusted amounts included for Construtora Tenda S.A. as of January 1, 2009, is based solely on the report of the other auditors. We conducted our audits of these statements of the Company in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We also have audited the adjustments to the balance sheet of  Construtora Tenda S.A., a subsidiary, as of January 1, 2009, which were made to retroactively adopt new Brazilian accounting practices described in Note 2.  In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the December 31, 2008 and January 1, 2009 financial statements  of Construtora Tenda S.A. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on those financial statements taken as a whole.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements.

São Paulo, Brazil July 5, 2012

PricewaterhouseCoopers	Wander Rodrigues Teles
Auditores Independentes	Contador CRC 1DF005919/O-3 "S" SP
CRC 2SP000160/O-5

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S.A.

We have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gafisa S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting practices adopted in Brazil (Brazilian GAAP), including the reconciliation to US generally accepted accounting principles (U.S. GAAP) in accordance with Item 18 of Form 20F. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Brazilian GAAP, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment of the effectiveness of internal control over financial reporting:

•
Lack of effective designed controls over revenue recognition in accordance with application of U.S. GAAP. The internal controls were not designed effectively to identify the contractual provisions that exist within company sales contracts that provide for a potential refund to customers or to identify past practice of permitting contract cancelations with substantial refunds to customers;

•
Lack of monitoring controls over cash equivalents reporting in accordance with U. S. GAAP. The internal controls were not effectively designed to properly classify cash equivalents based on the characteristics and terms of the underlying financial instruments;

•
Lack of effective designed controls over business combination accounting for goodwill and related income taxes and non-controlling interest in accordance with application of U. S. GAAP. The internal controls were not effectively designed to meet the appropriate accounting policy for the measurement and classification of goodwill and related income taxes and non-controlling interest as temporary equity  (“mezzanine”) and its impact on earnings per share calculation;

•
Lack of effective designed controls over construction budgets and the cost review process in accordance with both Brazilian GAAP and U. S. GAAP. The internal controls were not designed effectively to identify the adjustments to construction budgets and the resulting impact on revenue and cost recognition in the consolidated financial statements;

•
Lack of effective designed controls to perform the assessment of deferred income tax asset realization and classification of presumed income taxes payable from deferred tax liability for both Brazilian GAAP and U S GAAP and offsetting of deferred tax assets and deferred tax liabilities to present on a net basis under BR GAAP. The internal controls were not designed effectively to support, classify and present all the income tax considerations and disclosures;

•
Lack of effective design and operating controls to ensure the appropriate review/monitoring in the financial statement closing process related to the preparation in compliance with US GAAP consolidated financial statements and disclosures and SEC rules and regulations as well as with respect to certain items including the impairment analysis and consolidation matters that did not operate effectively to ensure proper accounting treatment in an accurate and timely manner.  In addition, the controls did not operate effectively to ensure proper classification of “brokerage expenses/sales commissions” and “operating costs related to the provision for cancelled contracts” in the consolidated statements of operation and classification of “Trade accounts receivable” between short and long term in the consolidated balance sheet.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gafisa S.A. as of December 31, 2010, and the related consolidated statements of income, changes in equity, cash flows and value added for the year then ended. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and this report does not affect our report dated July 5, 2012, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Gafisa S.A. has not maintained effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

São Paulo, Brazil

July 5, 2012

/s/ ERNST & YOUNG TERCO
ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.

Daniel G. Maranhão Jr.
Accountant CRC-1SP215856/O-5

Gafisa S.A.

Consolidated balance sheet
December 31, 2010
(In thousands of Brazilian reais)

	Note	2010	2009	1/1/2009
		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	4.1	256,382	292,940	191,443
Short-term investments	4.2	944,766	1,131,113	414,059
Trade accounts receivable, net	5	3,704,709	2,252,474	1,254,594
Properties for sale	6	1,707,892	1,371,672	1,695,130
Other accounts receivable	7	103,109	101,569	73,151
Receivables from related parties	19.1	75,196	7,222	109,624
Prepaid expenses	-	21,216	18,766	38,700
Total current assets		6,813,270	5,175,756	3,776,701

Non-current assets
Trade accounts receivables, net	5	1,247,265	1,524,172	863,950
Properties for sale	6	498,180	376,785	333,846
Other accounts receivable	7	120,107	100,202	100,518
Receivables from related parties	19.1	71,163	17,344	13,922
		1,936,715	2,018,503	1,312,236

Property and equipment	-	68,977	56,476	50,348
Intangible assets	8	221,829	204,686	213,155
		290,806	261,162	263,503

Total non-current assets		2,227,521	2,279,665	1,575,739

Total assets		9,040,791	7,455,421	5,352,440

Gafisa S.A.

Consolidated balance sheet (Continued)
December 31, 2010
(In thousands of Brazilian reais)

	Note	2010	2009	1/1/2009
		(restated)	(restated)
Liabilities and equity
Current liabilities
Loans and financing	9	797,903	678,312	447,503
Debentures	10	26,532	122,377	61,945
Payables for purchase of land and advances from customers	15	420,199	475,409	421,584
Payables for materials and service suppliers	-	190,461	194,331	112,900
Income tax and social contribution payable	-	11,343	7,192	7,188
Other tax payable	-	219,545	170,200	105,979
Salaries, payroll charges and profit sharing	-	72,155	61,320	29,693
Minimum mandatory dividends	16.2	102,767	54,279	26,106
Provision for legal claims and commitments	14	14,155	11,266	17,567
Obligations assumed on the assignment of receivables	11	88,442	122,360	67,552
Payables to venture partners	12	24,264	11,004	16,398
Other payables	13	37,167	72,293	13,981
Total current liabilities		2,004,933	1,980,343	1,328,396

Non-current liabilities
Loans and financing	9	612,275	525,443	600,673
Debentures	10	1,853,399	1,796,000	442,000
Payables for purchase of land and advances from customers	15	177,860	146,401	231,199
Deferred income tax and social Contribution	17	13,847	3,553	106,473
Provision for legal claims and commitments	14	124,537	110,073	39,797
Payables to venture partners	12	380,000	300,000	300.000
Other payables	13	241,768	209,427	108,281
Total non-current liabilities		3,403,686	3,090,897	1,828,423

Equity
Capital	16.1	2,729,198	1,627,275	1,229,517
Treasury shares	16.1	(1,731)	(1,731)	(18,050)
Capital reserves	16.2	295,879	318,439	182,125
Income reserves		547,404	381,651	330,627
		3,570,750	2,325,634	1,724,219
Non-controlling interest		61,422	58,547	471,402
Total equity		3,632,172	2,384,181	2,195,621

Total liabilities and equity		9,040,791	7,455,421	5,352,440

See accompanying notes.

Gafisa S.A.

Consolidated statement of income
Year ended December 31, 2010
(In thousands of Brazilian reais, except if stated otherwise)

	Notes	2010	2009
		(restated)	(restated)

Net operating revenue	20	3,403,050	3,036,357

Operating costs
Real estate development and costs of sales	21	(2,460,918)	(2,143,762)

Gross profit		942,132	892,595

Operating (expenses) income
Selling expenses	21	(266,660)	(240,632)
General and administrative expenses	21	(236,754)	(233,129)
Depreciation and amortization		(33,816)	(34,170)
Provision for legal claims and commitments	14	(36,655)	(85,784)
Other income (expenses), net		24,482	(7,100)
Income before financial income and expenses and income and social contribution taxes		392,729	291,780

Financial expenses	22	(210,202)	(240,572)
Financial income	22	128,085	129,566
Income before income and social contribution taxes		310,612	180,774

Current income taxes and social contribution taxes		(11,834)	(20,147)
Deferred income taxes and social contribution taxes		(10,294)	(17,665)
Total income and social contribution taxes	17	(22,128)	(37,812)

Net income for the year		288,484	142,962
Attributable to:
Owners of Gafisa S.A.		264,565	101,740

Non-controlling interests		23,919	41,222

Weighted average number of shares (in thousands)	25	412,434	267,174

Basic earnings per thousand weighted average number of shares - R$	25	0.6415	0.3808
Diluted earnings per thousand weighted average number of shares - R$	25	0.6109	0.3242

All amounts relate to continuing operations. There are no items of other comprehensive income in the years.

See accompanying notes.

Gafisa S.A.

Consolidated statement of changes in equity
Year ended December 31, 2010
(In thousands of Brazilian reais)

		Attributable to the equity holders
					Income reserves
	Note	Capital	Treasury shares	Capital reserves and options granted	Legal reserve	Statutory reserve	Reserve for future investments	Retained earnings	Total - Company	Non-controlling interest	Total consolidated

Balances at December 31, 2008		1,229,517	(18,050)	182,125	21,081	159,213	38,533	-	1,612,419	-	1,612,419
First-time adoption of Brazilian CPCs	2.1.3	-	-	-	-	-	-	111,800	111,800	471,402	583,202
Balances at January 1, 2009		1,229,517	(18,050)	182,125	21,081	159,213	38,533	111,800	1,724,219	471,402	2,195,621

Transactions with owners:
Capital increase
- Exercise of stock options		9,736	-	-	-	-	-	-	9,736	-	9,736
- Acquisition of Tenda shares	2.1.1.	388,022	-	60,822	-	-	-	-	448,844	(450,468)	(1,624)
Sale of treasury shares		-	16,319	65,727	-	-	-	-	82,046	-	82,046
Stock option plan		-	-	9,765	-	-	-	-	9,765	154	9,919
Minimum mandatory dividends	16.2	-	-	-	-	-	-	(50,716)	(50,716)	(3,763)	(54,479)
Reserves:
Transfer to legal reserve	16.2	-	-	-	10,677	-	-	(10,677)	-	-	-
Transfer to statutory reserve	16.1	-	-	-	-	152,147	-	(152,147)	-	-	-
Comprehensive income:
Net income for the year	16.2	-	-	-	-	-	-	101,740	101,740	41,222	142,962

Balances at December 31, 2009
(restated)	16.1	1,627,275	(1,731)	318,439	31,758	311,360	38,533	-	2,325,634	58,547	2,384,181
Transactions with owners:
Capital increase
- Public offering of shares	16.1	1,063,750	-	-	-	-	-	-	1,063,750	-	1,063,750
- Exercise of stock option	16.1	17,891	-	-	-	-	-	-	17,891	-	17,891
- Merger of Shertis shares	16.1	20,282	-	1,620	-	-	-	-	21,902	(24,080)	(2,178)
- Gain on capital increase on subsidiary		-	-	-	-	-	-	-	-	7,133	7,133
Expenses for public offering of shares, net of taxes	1 and 16.1	-	-	(33,271)	-	-	-	-	(33,271)	-	(33,271)
Stock option plan	16.3	-	-	9,091	-	-	-	-	9,091	194	9,285
Purchase of treasury shares		-	-	-	-	-	-	-	-	(171)	(171)
Minimum mandatory dividends	16.2	-	-	-	-	-	-	(98,812)	(98,812)	(4,120)	(102,932)
Reserves:
Transfer to legal reserve (restated)	16.2	-	-	-	13,228	-	-	(13,228)	-	-	-
Transfer to statutory reserve (restated)	16.2	-	-	-	-	152,525	-	(152,525)	-	-	-
Comprehensive income:
Net income for the year (restated)	16.2	-	-	-	-	-	-	264,565	264,565	23,919	288,484

Balances at December 31, 2010 (restated)		2,729,198	(1,731)	295,879	44,986	463,885	38,533	-	3,570,750	61,422	3,632,172

See accompanying notes.

Gafisa S.A.

Consolidated statement of cash flows
Year ended December 31, 2010
(In thousands of Brazilian reais)

	2010	2009
	(restated)	(restated)
Operating activities
Income before income and social contribution taxes	310,612	180,774
Items not affecting cash and cash equivalents:
Depreciation and amortization	33,816	33,184
Stock option expenses (Notes 16.3 and 21)	12,924	14,427
Derivative transactions (Note 22)	-	46,710
Unrealized interest and charges, net	217,626	171,326
Increase in provision for warrants (Note 21)	14,869	7,908
Increase in provision for legal claims and commitments (Note 14)	36,655	85,784
Increase in provision for profit sharing (Note 21)	36,612	28,237
Loss on disposal of property and equipment items	-	5,251
Increase in allowance for doubtful accounts and cancelled contracts, net (Note 5 (i))	9,904	12,852

Decrease (increase) in assets
Trade accounts receivable	(1,185,231)	(1,670,950)
Properties for sale	(457,615)	280,519
Other accounts receivable and other	(133,689)	33,097
Prepaid expenses	(2,450)	15,133

Increase (decrease) in liabilities
Payables for purchase of land and advances from customers	(23,751)	(38,881)
Taxes and contributions	113,517	25,010
Payables for materials and service suppliers	(3,870)	81,431
Salaries, payroll charges and profit sharing	(85,800)	3,390
Other obligations	131,060	22,176
Transactions with related parties	(67,974)	52,789
Income tax and contribution paid	(36,858)	(20,147)

Net cash flows used in operating activities	(1,079,643)	(629,980)

Investing activities
Purchase of property and equipment items	(63,460)	(45,109)
Short-term investments purchased	(1,871,140)	(1,731,411)
Redemption of short-term investments	2,057,488	1,014,356
Net cash flows from (used in) investing activities	122,888	(762,164)

Gafisa S.A.

Consolidated statement of cash flows (Continued)
Year ended December 31, 2010
(In thousands of Brazilian reais)

	2010	2009
	(restated)	(restated)
Financing activities
Capital increase	1,101,923	9,736
Expenses for initial public share offering	(50,410)	-
Sale of treasury shares	-	82,045
Redeemable shares of Credit Rights Investment Fund (FIDC)	(23,238)	41,308
Increase in loans and financing	1,138,232	2,259,663
Payment of loans and financing – principal	(1,034,744)	(743,073)
Payment of loans and financing – interests	(153,137)	(164,617)
Assignment of credits receivable, net	-	860
Assignment of credits receivable, CCI	(33,918)	69,316
Amounts received from venture partners (Note 12)	80,000	-
Dividends paid (Note 16.2)	(50,692)	(61,597)
Loan transactions with related parties (Note 22(a)(vii))	(53,819)	-

Net cash flows from financing activities	920,197	1,493,641

Net increase (decrease) in cash and cash equivalents	(36,558)	101,497

Cash and cash equivalents

At the beginning of the year	292,940	191,443
At the end of the year	256,382	292,940

Net increase (decrease) in cash and cash equivalents	(36,558)	101,497

See accompanying notes.

Gafisa S.A.

Statements of value added
Year ended December 31, 2010
(In thousands of Brazilian Reais)

	2010	2009
	(restated)	(restated)

Revenues	3,849,326	3,144,880
Real estate development, sale and services	3,859,230	3,144,880
Allowance for doubtful accounts	(9,904)	-
Inputs acquired from third parties (including ICMS and IPI)	(2,777,002)	(2,366,310)
Operating costs - Real estate development and sales	(2,495,560)	(2,071,426)
Materials, energy, outsourced labor and other	(281,442)	(294,884)

Gross added value	1,072,324	778,570

Depreciation and amortization	(33,816)	(34,170)

Net added value produced by the Company	1,038,508	744,400

Added value received on transfer
Financial income, net	128,085	129,566

Total added value to be distributed	1,166,593	873,966

Added value distribution	1,166,593	873,966
Personnel and payroll charges	314,910	291,872
Taxes and contributions	237,920	184,168
Interest and rents	349,197	296,186
Dividends	102,767	54,479
Retained earnings	161,799	47,261

Gafisa S.A.

Notes to financial statements
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters at Av. das Nações Unidas, 8501, 19º andar, in the City and State of São Paulo, Brazil and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company's.

Real estate projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On June 29, 2009, Gafisa and Construtora Tenda S.A. (“Tenda”) entered into a Private Instrument for Assignment and Transfer of Quotas and Other Covenants, in which Gafisa assigned and transferred to Tenda 41,341,895 quotas of Cotia1 Empreendimento Imobiliário for the net book value of R$41,342.

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of the total Tenda´s shares outstanding. In connection with this acquisition, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued by Gafisa for the total issue price of R$448,844 (Note 2).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$1,063,750 with the issue of 85,100,000 common shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 16.1), with a related cost of transactions, net of tax effects, amounted R$33,271.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

1.	Operations (Continued)

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis, thus resulting in an increase in capital amounting to R$20,282 (Note 16.1).

At the end of 2011, as part of management´s review of the Company’s operations and controls, the Company recognized adjustments retroactively to 2010 for certain accounts, including additional provisions of R$151,485 for 2010 (Note 2.1.4) in the consolidated financial statements. Such adjustments and provisions do not affect the Company´s capacity to fulfill future commitments.

2.	Presentation of financial statements and summary of significant accounting policies

2.1	Basis of presentation and preparation of consolidated financial statements

The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009, and as of January 1, 2009 were prepared in accordance with the accounting practices adopted and generally accepted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”), and the pronouncements, interpretations and guidelines of the Brazilian Accounting Standards Committee (“CPC”) (such practices, rules, interpretations and guidelines being collectively referred to as “Brazilian GAAP”).

In 2010, a number of new accounting standards were required to be implemented under Brazilian GAAP which the Company retrospectively applied to the beginning of 2009 consistent with its local regulatory reporting.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

Brazilian GAAP differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 28.  US GAAP balance sheets have been included in Note 28(f)(ii)  for 2010 and 2009 and US GAAP income statements for the years ended 2010 and 2009 have been included in Note 28 (d)(ii).

The consolidated financial statements were prepared based on a historical cost basis, except if otherwise stated in the summary of accounting policies.

The Board of Directors of the Company has power to amend the consolidated financial statements of the Company after they are issued. On July 5, 2012, the Company’s Board of Directors approved these consolidated financial statements of the Company and has authorized their issuance.

2.1.1	Consolidated financial statements

The consolidated financial statements of Gafisa S.A. include the individual financial statements of the Company and its direct and indirect subsidiaries, and share of jointly-controlled companies. Control over subsidiaries is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or joint control begins until the date it ceases.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

As of December 31, 2010, 2009 and January 1, 2009, the consolidated financial statements include the full consolidation of the following companies:

	Interest %
	2010	2009	1/1/2009
Gafisa and subsidiaries (*)	100	100	100
Tenda and subsidiaries (*)	100	100	60
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	60	60

(*) This does not include jointly-controlled investees, as detailed below.

The accounting policies were uniformly adopted in all companies included in the consolidated financial statements and the fiscal year of these companies is the same of the Company.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

Information regarding subsidiary – AUSA

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was amortized up to December 31, 2008. As from January 1, 2009 no subsequent amortization of goodwill was recorded, based on new CPC’s requirements. Goodwill balance at December 31, 2010, 2009 and as of January 1, 2009 is R$152,856 (Note 8).

In May 2010, the Company approved the acquisition of the entire issued share capital of Shertis Empreendimentos e Participações S.A., whose main asset is 20% of the share capital of AUSA. The acquisition of shares had the purpose of implementing the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis (Note 16.1).

The purchase agreement includes an obligation for the Company to purchase in 2012  the remaining 20% of AUSA's ordinary shares which are held by non-controlling interest shareholders. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion.  There is an embedded derivative component to the shareholders' agreement, relating to the obligation to purchase additional AUSA shares.  As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA's capital stock, no derivative asset or liability has been recorded.

The future settlement in cash, or shares represented an estimated amount of R$200,800 (remaining 20%) as at December 31, 2010, R$256,000 (remaining 40%) as at December 31, 2009 and R$162,832 (remaining 40%) as at January 1, 2009.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

Information regarding subsidiary – CIPESA

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa made a contribution to Nova Cipesa of R$50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000. Accordingly, the Company’s purchase consideration totaled R$90,000 and goodwill amounting to R$40,686 was recorded, based on expected future profitability (Note 8). As from January 1, 2009 no subsequent amortization of goodwill was recorded, based on new CPC’s requirements.

Information regarding subsidiary – Tenda

On October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa contributed the net assets of Fit Residencial amounting to R$411,241, acquiring 60% of the Tenda’s equity, at the carrying amount of R$1,036,072, representing an investment of R$621,643 for Gafisa. Such transaction, and according to the previous GAAP, generated negative goodwill of R$210,402, being a bargain purchase. This gain was recorded in full in the Company´s reserves on transition to new Brazilian GAAP as at January 1, 2009 (Note 2.1.3.6 (iii)).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

Information regarding subsidiary – Tenda (Continued)

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of all (outstanding) shares issued by Tenda, through the acquisition of the 40% shareholding not owned by Gafisa. This resulted in an increase in Gafisa´s interest in Tenda´s share capital from 60% to 100%. The non-controlling interest holders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares of Gafisa were issued for the total issue price of R$448,844 at carrying amount (Note 1). This transaction was treated as an equity transaction in accordance with CPC 36 (R2).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

Ownership interest (Continued)

(a)	Information on subsidiaries and jointly-controlled entities

	Ownership interest - %				Equity (capital deficiency)			Net income (loss) for the year
Direct investees	2010	2009	01.01.2009	2010	2009	01.01.2009	2010	2009

Construtora Tenda S.A.	100	100	60	1,879,233	1,130,759	1,062,213	82,495	64,450
Alphaville Urbanismo S.A.	60	60	60	201,758	99,842	69,211	86,727	39,610
Shertis Emp. Part. S.A.	100	-	-	40,352	-	-	13,486	-
Gafisa FIDC	100	100	-	16,895	14,977	-	-	-
Cipesa Empreendimentos Imobiliários S.A.	100	100	100	54,941	42,294	62,157	6,300	(1,216)
Península SPE1 S.A.	50	50	50	(2,242)	(4,120)	(1,139)	1,877	(2,431)
Gafisa SPE 22 Emp. Im. Ltda.	100	100	100	6,528	6,001	5,446	526	554
Jardim I Plan.. Prom.Vd. Ltda.	100	100	-	7,860	14,114	-	(340)	(778)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	-	17,736	18,229	-	508	(334)
Verdes Praças Inc. Im. SPE Ltda.	100	100	-	26,730	26,901	-	227	(532)
Gafisa SPE 32 Emp. Im. Ltda.	100	80	80	17,090	5,834	(760)	1,550	1,515
Gafisa SPE 35 Emp. Im. Ltda.	100	100	-	4,978	5,393	-	529	(1,274)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	-	7,039	5,362	-	1,517	68
Gafisa SPE 37 Emp. Im. Ltda.	100	100	-	4,600	4,020	-	437	(140)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	-	9,392	8,273	-	625	1,447
Gafisa SPE 39 Emp. Im. Ltda.	100	100	-	4,745	8,813	-	109	2,469
Gafisa SPE 41 Emp. Im. Ltda.	100	100	-	32,200	31,883	-	704	(2,593)
Gafisa SPE 42 Emp. Im. Ltda.	100	100	50	10,769	12,128	6,997	(5,105)	949
Gafisa SPE 46 Emp. Im. Ltda.	60	60	60	10,435	4,223	5,498	(1,780)	(3,436)
Gafisa SPE 47 Emp. Im. Ltda.	80	80	80	23,262	16,571	6,639	(760)	(357)
Gafisa SPE 48 S.A.	-	-	100	-	-	21,656	-	1,674
Gafisa SPE 50 Emp. Im. Ltda.	100	80	80	26,623	12,098	7,240	(2,024)	5,093
Gafisa SPE 51 Emp. Im. Ltda.	-	-	90	-	-	15,669	-	8,096
Gafisa SPE 53 Emp. Im. Ltda.	100	80	60	7,957	5,924	2,769	(425)	2,933
Gafisa SPE 65 Emp. Im. Ltda.	80	80	70	9,700	3,725	(281)	2,245	877
Gafisa SPE 70 Emp. Im. Ltda.	55	55	55	13,522	12,685	6,696	(14)	(63)
Gafisa SPE 71 Emp. Im. Ltda.	80	80	70	13,458	4,109	(794)	7,540	3,120
Gafisa SPE 72 Emp. Im. Ltda.	100	80	60	7,931	347	(22)	2,447	(1,080)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	70	10,666	3,551	(155)	(2,342)	(57)
Gafisa SPE 83 Emp. Im. Ltda.	100	100	100	(368)	(5)	1	(364)	(6)
Gafisa SPE 85 Emp. Im. Ltda.	80	80	60	23,315	7,182	(756)	8,484	4,878
Gafisa SPE 89 Emp. Im. Ltda.	100	100	100	50,646	36,049	1	13,741	8,213
O Bosque Empr. Imob. Ltda.	60	60	30	9,058	8,862	15,854	(70)	(710)
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	50	10,462	(3,279)	3,428	844	(6,707)
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	50	37,011	12,161	1,259	4,837	10,902
Grand Park - Parque das Aguas Emp Im Ltda	50	50	50	20,907	8,033	(1,661)	11,288	6,635
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	50	35,588	14,780	(1,906)	20,702	12,454
Dubai Residencial Emp Im. Ltda.	50	50	50	21,227	10,613	5,374	10,948	4,286
Costa Maggiore Emp. Im. Ltda.	50	50	50	18,717	4,065	3,892	6,389	2,137
Patamares 1 Emp. Imob. Ltda.	50	50	-	7,187	5,495	-	701	(69)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.1	Consolidated financial statements (Continued)

Ownership interest (Continued)

(a)	Information on subsidiaries and jointly-controlled investees (Continued)

	Ownership interest - %			Equity (capital deficiency)			Net income (loss) for the year
Direct investees	2010	2009	01.01.2009	2010	2009	01.01.2009	2010	2009
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	-	8,320	6,285	-	1,011	863
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50	50	-	(3,376)	5,723	-	(1,435)	1,927
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	-	-	25,594	-	-	10,859	-
FIT 13 SPE Emp. Imob. Ltda.	50	-	-	15,347	-	-	4,491	-
SPE Pq Ecoville Emp Im S.A.	50	-	-	3,568	-	-	(1,300)	-
Apoena SPE Emp Im S.A.	50	-	-	9,008	-	-	3,231	-
Parque do Morumbi Incorporadora Ltda.	80	-	-	4,116	-	-	108	-
Other	Several	Several	Several	106,448	74,571	(293,329)	29,733	15,829

2.1.2	Functional and presentation currency

The consolidated financial statements are presented in Reais (presentation currency), which is also the functional currency of the Company and its subsidiaries.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP

Through December 31, 2009, the Company’s consolidated financial statements had been prepared in accordance with the Brazilian GAAP in effect at that time. In 2010, a number of new accounting standards were required to be implemented under Brazilian GAAP which the Company retrospectively applied to the beginning of 2009 consistent with its local regulatory reporting. These new Brazilian GAAP standards were adopted as Brazilian GAAP continued to converge with IFRS, and specifically Brazil’s adoption of “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion “percentage of completion method”. The main differences between the current and the previous Brazilian GAAP adopted on the transition date, including the reconciliations of equity and income are described in item 2.1.3.3 of this note.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

The Company prepared its opening balance sheet on the transition date to new Brazilian GAAP applicable to real estate development entities in Brazil as of January 1, 2009, and, therefore, applied the mandatory exceptions and certain optional exemptions on from retrospective application, as established in the standards, interpretations and guidelines issued by the CPC, and approved by CVM, to the Company’s consolidated financial statements.

2.1.3.1	Optional exceptions and exemptions from retrospective application

CPC 37 (R1) allows companies to apply certain optional exemptions to retrospective application on the transition date.  The Company analyzed all optional exemptions, a summary of which is presented below:

(i)
Exceptions for business combinations: The Company applied CPC 15 from the year beginning on January 1, 2010, with retrospective application only for the immediately prior year, beginning on January 1, 2009;

(ii)
Exemption for presentation of fair value of property and equipment as deemed cost: The Company opted not to state its property and equipment at the transition date at fair value as deemed cost, but to maintain existing depreciated historical, cost which is in compliance with CPC 27;

(iii)	Exemption for measurement of compound financial instruments: The Company does not have any transactions subject to this standard.

(iv)	Effects of changes in foreign exchange rates and translation of consolidated financial statements: This standard is not applicable to the Company’s operations.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.1	Optional exceptions and exemptions from retrospective application (Continued)

The following exemptions are not applicable to the Company’s operations and do not impact the consolidated financial statements on the first-time adoption date:

(i)	Employee benefits CPC 22: The Company does not have any private pension plans or other benefits that are characterized as defined benefit plan;

(ii)	Insurance contracts CPC 11: The standard is not applicable to the Company’s operations;

(iii)	Service concession arrangements ICPC 01: The Company does not have any service concession operations.

In addition to optional exemptions, CPC 37 (R1) also expressly prohibits the adjustments of certain transactions on first time adoption, because it would require the management to carry out analysis of past conditions after the actual result of the respective transactions. The mandatory exceptions comprise the following:

(i)
Derecognition of financial assets and financial liabilities: The Company did not make any retrospective adjustments to its financial assets and liabilities, for purposes of the first adoption, since there was no difference from the previous accounting practice.

(ii)
Hedge accounting: The hedging transactions existing in 2009 followed the accounting practices according to the standard issued by CPC at the transition date. The Company does not apply hedge accounting for derivatives under new Brazilian GAAP.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.1	Optional exceptions and exemptions from retrospective application (Continued)

(iii)	Changes in estimates: The estimates adopted on transition to CPC are consistent with those adopted by the previous accounting criteria.

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

2.1.3.2	Reconciliation of financial information previously presented with that prepared under new Brazilian GAAP

In accordance with CPC 37 (R1), the Company presents below the reconciliation of financial information previously presented and prepared in accordance with accounting practices adopted in Brazil and effective through December 31, 2009, with that prepared under new Brazilian GAAP. The reconciliation for the Company’s consolidated assets, liabilities and equity is shown as at January 1, 2009, the transition date, and as at December 31, 2009, and a reconciliation of income and cash flows is shown for the year ended December 31, 2009.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.3	Reconciliation of consolidated transition date balance as of January 1, 2009

	Item	Previous accounting practice	Adjustments	New Brazilian GAAP
Current assets		3,776,701	-	3,776,701
Cash and cash equivalents	(i)	528,574	(337,131)	191,443
Short-term investments	(i)	76,928	337,131	414,059
Trade accounts receivable		1,254,594	-	1,254,594
Properties for sale		1,695,130	-	1,695,130
Other		221,475	-	221,475
Non-current assets		1,762,157	3,834	1,765,991
Long-term assets	(iv)	1,498,654	3,834	1,502,488
Permanent asset		263,503	-	263,503
Total assets		5,538,858	3,834	5,542,692

Current liabilities		1,328,396	-	1,328,396
Minimum mandatory dividends		26,106	-	26,106
Other		1,302,290	-	1,302,290
Non-current liabilities		2,126,641	(107,966)	2,018,675
Other	(iv)	1,718,116	3,834	1,721,950
Deferred income tax and social contribution	(iii)	239,131	57,594	296,725
Gain on partial disposal of investments	(iii)	169,394	(169,394)	-
Non-controlling interests	(ii)	471,402	(471,402)	-
Equity	(ii) (iii)	1,612,419	583,202	2,195,621
Total liabilities and equity		5,538,858	3,834	5,542,692

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.4	Reconciliation of consolidated balance sheet as of December 31, 2009

	Item	Previous accounting practice	Adjustments	New Brazilian GAAP
Current assets		4,892,448	-	4,892,448
Cash and cash equivalents and short-term investments		1,424,053	-	1,424,053
Cash and cash equivalents	(i)	1,376,788	(1,083,848)	292,940
Short-term investments	(i)	47,265	1,083,848	1,131,113
Trade accounts receivable		2,008,464	-	2,008,464
Properties for sale		1,332,374	-	1,332,374
Other		127,557	-	127,557
Non-current assets		2,795,875	48,386	2,844,261
Long-term assets	(iv)	2,534,713	48,386	2,583,099
Permanent assets		261,162	-	261,162
Total assets		7,688,323	48,386	7,736,709

Current liabilities		2,020,602	(40,259)	1,980,343
Minimum mandatory dividends		54,279	-	54,279
Other	(v)	1,966,323	(40,259)	1,926,064
Non-current liabilities		3,283,540	88,645	3,372,185
Other	(iv)	2,947,249	48,386	2,995,635
Deferred income tax and social contribution	(v)	336,291	40,259	376,550
Non-controlling interest	(ii)	58,547	(58,547)	-
Equity	(ii)	2,325,634	58,547	2,384,181
Total liabilities and equity		7,688,323	48,386	7,736,709

2.1.3.5	Summary of reconciliation of income and equity

The summary of the adjustments made is presented below:
		Equity		Result for the year
		12/31/2009	1/1/2009	12/31/2009
Previous accounting practice (effective through 12.31.2009)		2,325,634	1,612,419	213,540
Deferred gain on bargain purchase recorded in full on transition	(iii)	-	169,394	(169,394)
Deferred income tax and social contribution	(iii)	-	(57,594)	57,594
Non-controlling interest	(ii)	58,547	471,402	-
New Brazilian GAAP		2,384,181	2,195,621	101,740

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.6	Reconciliation of consolidated statement of cash flows for the year ended December 31, 2009

	Item	Previous accounting practice	Adjustments	New Brazilian GAAP

Profit before income tax and social contribution	(iii)	350,168	(169,394)	180,774
Expenses (income) not affecting cash and cash equivalents and marketable securities	(iii)	154,926	169,394	324,320
Increase/decrease in asset and liability accounts		(1,197,178)	-	(1,197,178)
Cash used in operating activities		(692,084)	-	(692,084)
Cash used in investing activities	(i)	(15,447)	(746,717)	(762,164)
Cash from financing activities		1,555,745	-	1,555,745
Net increase (decrease) in cash and cash equivalents and short-term investments		848,214	(746,717)	101,497
Cash and cash equivalents and marketable securities
At the beginning of the period	(i)	528,574	(337,131)	191,443
At the end of the period	(i)	1,376,788	(1,083,848)	292,940
Net increase (decrease) in cash and cash equivalents and short-term investments		848,214	(746,717)	101,497

(i)
Cash and cash equivalents: In accordance with CPC 3(R2), an investment qualifies for cash equivalent only if its maturity is in short term, that is, three months or less, counted as from its date of acquisition. Therefore, the Company reclassified balances from the group of cash and cash equivalents to short-term investments;

(ii)
Noncontrolling interest: According to the accounting practices previously adopted in Brazil, non-controlling interest in the equity of controlled entities was shown separately in the consolidated balance sheet, immediately before but separate from shareholders´ equity. Pursuant to CPC 36, under New Brazilian GAAP non-controlling interests are presented as part of shareholders´equity.

(iii)
Business Combinations: In accordance with CPC 15, on transition to new BR GAAP, the Company recognized in full the bargain gain arising from the acquisition of the interest in Tenda, at the total amount of R$210,402. Under accounting practices previously adopted in Brazil, such gains were deferred over a period up to twelve months. The release of the deferred negative goodwill in 2009 amounting to R$169,394 (R$41,008 in 2008), as well as its tax effect amounting to R$57,594, were retrospectively adjusted in the opening balance sheet as of January 1, 2009 (Note 2.1.1).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Adoption of new Brazilian GAAP (Continued)

2.1.3.6	Reconciliation of consolidated statement of cash flows for the year ended December 31, 2009 (Continued)

(iv)
Presentation of judicial deposits: In Brazil, in accordance with former Brazilian GAAP, when management of an entity questions the legitimacy of certain liabilities, and due to such questioning, through judicial order or management strategy, the disputed amounts are placed as judicially deposits, without the liability being settled. In this circumstance, if there is no possibility of withdrawing the deposit, unless a favorable outcome is awarded to the Company, the deposit shall be presented net of the applicable liability amount.  As to disclosure, in cases in which liabilities are settled with the amounts deposited in court, under former Brazilian GAAP,  the amounts that are being settled and the explanation about possible differences shall be included in a note to financial statements. In accordance with CPC 37 (R1), an entity shall not use net presentation for assets and liabilities, or revenue and expenses. The understanding of this standard is that in the case of judicial deposits, an entity shall present assets and liabilities separately, as such deposits do not meet the criteria for net presentation. Net presentation, in both balance sheet and income statement, except when such net presentation reflects the substance of the transaction, reduces the capacity of the financial statements users to understand the transactions, other events, and the conditions that occurred, and estimate the future cash flow of the entity.  Therefore, the Company reclassified these balances, recording in non-current assets the amount of the judicial deposits.

(v)
Reclassification of deferred taxes: Accounting practices previously adopted in Brazil, determines that deferred tax assets and liabilities should be classified as current and non-current, depending upon the expectation on its realization or settlement.  In accordance with CPC 37 (R1), when an entity shall not classify deferred tax assets or deferred tax liabilities as current. Therefore, the Company reclassified its current deferred income tax assets and liabilities, as non-current.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors

2.1.4.1	Adjustments which impacted income statement and equity in 2010

During the fourth quarter of 2011, Gafisa conducted an extensive review of the constructions works budgets estimated for the completion of projects under construction. In the review process, adjustments to budgets that should have been included in 2010 were determined that had not been identified through the internal controls operating at that time.

The Company’s management, with the objective of identifying the retroactive effects, reviewed the costs of earth moving construction and brickwork stages; contracts for the replacement of contractors and franchise partners and additional costs of completed units delivered.

The Company has restated its 2010 consolidated financial statements previously filed with Brazilian Securities Commission (CVM) on March 24, 2011 and those furnished as unaudited on Form 6-K with the U.S. Securities and Exchange Commission, filed on January 17, 2012 to reflect corrections of errors, discussed as follow:

The retrospective effects of the adjustments to cost budgets for 2010, disclosed and accounted for in accordance with CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, are as follows:

	Equity	Net income attributable to owners of Gafisa

As originally reported	3,783,669	416,050
Decrease in net operating revenue	(168,268)	(168,268)
Decrease in deferred income tax and social contribution	16,771	16,771
Noncontrolling interests	-	12
Restated	3,632,172	264,565

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors (Continued)

2.1.4.2	Reclassification in 2010 and 2009 on statements

In addition to the adjustments noted above, the previously published 2010 financial statements prepared in accordance with Brazilian GAAP were restated for the following items which affect the balance sheets as of December 31, 2010, December 31, 2009 and January 1, 2009:

a)
Reclassification of deferred income tax and social contributions relating to taxation of income determined according to the presumed profit regime, to the account “Taxes and social contribution payable” in short and long term;

b)	Reclassification of brokerage expenses/sales commissions, from being deductions from revenues, to the account “Selling expenses”;

c)	Presentation of the net balance of deferred taxes assets and liabilities, for each legal entity and jurisdiction;

d)	Reclassification of the balances presented in the account “Trade accounts receivable” between short and long terms.

e)	Reclassification of operating costs related to the provision for cancelled contracts from operating costs to “revenue”.

The items (a) to (e) commented above do not affect the equity or the net income for the years ended December 31, 2010 and 2009.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors (Continued)

2.1.4.2	Reclassification in 2010 and 2009 on statements (Continued)

A summary of the adjustments and reclassifications is as follows:
	Year ended December 31, 2010
Consolidated income statement	As originally reported	Adjustments	Reclassifications	Restated

Net operating revenue (b) (e)	3,720,860	(168,268)	(149,542)	3,403,050
Operating costs (e)	(2,634,556)	-	173,638	(2,460,918)
Gross profit	1,086,304	(168,268)	24,096	942,132
Operating income (expenses)
Selling expenses (b)	(242,564)	-	(24,096)	(266,660)
Other operating expenses	(282,743)	-	-	(282,743)
Financial income (expenses), net	(82,118)	1	-	(82,117)
Tax expenses	(38,899)	16,771	-	(22,128)
Net income for the year	439,980	(151,496)	-	288,484
(-) Net income for the year attributable to noncontrolling interests	(23,930)	11	-	(23,919)
Net income for the year attributable to Gafisa S.A.	416,050	(151,485)	-	264,565
Basic earnings per thousand shares – in Reais	1.0088	-	-	0.6415
Diluted earnings per thousand shares – in Reais	1.0010	-	-	0.6365

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors (Continued)

2.1.4.2	Reclassification in 2010 and 2009 on statements (Continued)

	Year ended December 31, 2009
Consolidated income statement	As originally reported	Reclassifications	Restated

Net operating revenue (b)	3.022.346	14.011	3.036.357
Operating costs	(2.143.762)	-	(2.143.762)
Gross profit (b)	878.584	14,011	892.595
Operating income (expenses)
Selling expenses (b)	(226.621)	(14.011)	(240,632)
Other operating expenses	(360,183)	-	(360,183)
Financial income (expenses), net	(111.006)	-	(111.006)
Tax expenses	(37,812)	-	(37,812)
Net income for the year	142,962	-	142,962
Net income for the year attributable to noncontrolling interests	(41.222)	-	(41.222)
Net income for the year attributable to Gafisa S.A.	101,740	-	101,740
Basic earnings per thousand shares – in Reais	0.3808		0.3808
Diluted earnings per thousand shares – in Reais	0.3780		0.3780

	As at December 31,2010
Consolidated balance sheet	As originally reported	Adjustments	Reclassifications	Restated
Current assets
Trade accounts receivable (d)	3,158,074	(178,439)	725,074	3,704,709
Other	2,969,655	-	138,906	3,108,561
Current assets	6,127,729	(178,439)	863,980	6,813,270
Trade accounts receivable (d)	2,113,314	-	(866,049)	1,247,265
Deferred income tax and social contribution (c)	337,804	31,317	(369,121)	-
Other (a) (c)	679,901	-	9,549	689,450
Property and equipment and intangible assets	290,806	-	-	290,806
Non-current assets	3,421,825	31,317	(1.225,621)	2,227,521
Total assets	9,549,554	(147,122)	(361,641)	9,040,791

Current liabilities
Taxes and Contributions payable (a)	243,050	4,375	(16,537)	230,888
Other payables	1,774,122	-	(78)	1,774,044
Current liabilities	2,017,172	4,375	(16,615)	2,004,932
Non-current liabilities
Other (a) (c)	3,324,304	-	65,536	3,389,840
Deferred income tax and social contribution (a) (c)	424,409	-	(410,562)	13,847
Non-current liabilities	3,748,713	-	(345,026)	3,403,687
Equity	3,783,669	(151,497)	-	3,632,172
Total liabilities and equity	9,549,554	(147,122)	(361,641)	9,040,791

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors (Continued)

2.1.4.2	Reclassification in 2010 and 2009 on statements (Continued)

	As at December 31,2009
Consolidated balance sheet	As originally reported	Reclassifications	Restated
Current assets
Trade accounts receivable (d)	2,008,464	244,010	2,252,474
Other	2,883,984	39,298	2,923,282
Current assets	4,892,448	283,308	5,175,756
Non-current assets
Trade accounts receivables (d)	1,768,182	(244,010)	1,524,172
Deferred income tax and social contribution (c)	281,288	(281,288)	-
Other	533,629	(39,298)	494,331
Non-current assets	2,583,099	(564,596)	2,018,503
Property and equipment and intangible assets	261,162	-	261,162
Non-current assets
Total assets	7,736,709	(281,288)	7,455,421

Current liabilities
Taxes and contributions payable	177,392	-	177,392
Other payables	1,802,951	-	1,802,951
Current liabilities	1,980,343	-	1,980,343
Non-current liabilities
Other (a) (c)	2,995,635	91,709	3,087,344
Deferred income tax and social contribution (a)(c)	376,550	(372,997)	3,553
Non-current liabilities	3,372,185	(281,288)	3,090,897
Equity	2,384,181	-	2,384,181
Total liabilities and equity	7,736,709	(281,288)	7,455,421

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.4	Restatement of the consolidated financial statements for 2010 and 2009 – correction of errors (Continued)

2.1.4.2	Reclassification in 2010 and 2009 on statements (Continued)

	As at December 31,2010
Consolidated cash flows statement	As originally reported	Adjustments	Restated

Income before income tax and social contribution	478,879	(168,268)	310,612
Expenses not affecting cash and cash equivalents	347,967	(42,717)	362,406
Increase/decrease in assets and liabilities	(1,923,450)	170,789	(1,752,661)
Cash used in operating activities	(1,096,604)	(40,195)	(1,136,799)
Cash from investing activities	122,888	-	122,888
Cash from financing activities	937,158	40,195	920,197
Net decrease in cash and cash equivalents	(36,558)	-	(36,558)
Cash and cash equivalents:
At the beginning of the year	292,940	-	292,940
At the end of the year	256,382	-	256,382
Net decrease in cash and cash equivalents	(36,558)	-	(36,558)

	As at December 31,2009
Consolidated cash flows statement	As originally reported	Adjustments	Restated

Income before income tax and social contribution	180,774	-	180,774
Expenses not affecting cash and cash equivalents	324,320	59,550	383,870
Increase/decrease in assets and liabilities	(1,197,178)	2,554	(1,194,624)
Cash used in operating activities	(692,084)	62,104	(629,980)
Cash used in investing activities	(762,164)	-	(762,164)
Cash from financing activities	1,555,745	(62,104)	1,493,641
Net increase in cash and cash equivalents	101,497	-	101.497
Cash and cash equivalents:
At the beginning of the year	191,443	-	191,443
At the end of the year	292,940	-	292,940
Net increase in cash and cash equivalents	101,497	-	101,497

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies

2.2.1	Accounting judgments, estimates and assumptions

(i)	Judgments

The preparation of the consolidated financial statements requires management to make judgments, estimates and adopt assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property and equipment, allowance for doubtful accounts and cancelled contracts, provision for fines due to delay in construction works, impairment of assets, deferred tax assets, provision for warranty, provision for tax, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments.

(ii)	Estimates and assumptions

The Company’s main assumptions related to sources of uncertainty for which future estimates may result in different amounts upon settlement are discussed below:

a)	Impairment of non-financial assets

Management annually reviews the carrying amount of their non-financial assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount.  At December 31, 2010 and 2009 and as of January 1, 2009, there were no indicators of impairment of the Company´s non-financial assets.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

a)	Impairment of non-financial assets (Continued)

The recoverable amount of an asset or of a certain cash-generating unit is defined as the highest between its value in use and its fair value less costs to sell.

When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a discount rate before taxes that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates.

Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate adopted under the discounted cash flow method, as well as the estimated future cash inflows and to the growth rate used.

The fair value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between the knowledgeable and willing parties, adjusted by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 8.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

b)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 16.3.

c)	Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 14). The assessment of the probability of a loss includes the evaluation of the available evidence, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

d)	Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those practiced in the market, when possible; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

e)	Estimated cost of construction

Total estimated costs, mainly comprising the incurred and future costs for completing the construction works, were reviewed in the preparation of these financial statements, and changes to estimates are possible.

f)	Taxes

There are uncertainties in relation to the interpretation of complex tax rules and to the value and timing of future taxable income. The Company and its subsidiaries are subject in the ordinary course of their businesses to assessments, audits, legal claims and administrative proceedings in tax and labor matters. The final result of the investigations, legal claims or administrative proceedings that are filed against the Company and/or its subsidiaries and affiliates may affect us adversely.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

g)	Realization of deferred income tax

Deferred income tax assets are recorded when it is probable that there are sources of taxable income available in the future to offset the deferred tax asset. These include sources of taxable income, based on projections of results prepared using internal assumptions and assumed future economic scenarios.

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

Revenues, as well as costs and expenses directly relating to real estate development units sold and not yet finished, are allocated to the income statement over the construction period and the following procedures are adopted:

(a)
For the sales of completed units, revenues are recorded when the sale is completed and the transfer of significant risks and benefits has occurred, regardless of the receipt from the customer of the contracted amount;

(b)	For the sales of units under construction, the following applies:

•	The incurred cost, including the cost of land, and other directly related expenditure, that corresponds to the units sold is fully recorded in the consolidated income statement;

•
Incurred costs of units sold (including land) is measured as a percentage of total estimated cost, and this percentage is applied to the total revenues of the units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in directly proportion to cost;

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.2	Recognition of revenue and expenses (Continued)

(i)	Real estate development and sales (Continued)

•
Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either a current or non-current asset in the account “Trade accounts receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as "Payables for purchase of land and advances from customers";

•
Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of account receivable, are appropriated to the income statement on a pro rata basis using the accruals basis of accounting;

•
The financial charges on account payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction.

The taxes due on the difference between real estate revenues recognized for accounting purposes and those revenues subject to tax are calculated and recognized when the difference in revenues is recognized. Advertising and publicity expenses are recorded in the consolidated income statement on an accruals basis.

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.2	Recognition of revenue and expenses (Continued)

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of apartments. The value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value of the land is recorded as a component of inventories of properties for sale against advances from customers, at the time the income from the respective venture is initially recognized. Revenues and costs incurred from barter transactions are appropriated to the income statements over the course of construction period of the projects, as described in item (b).

2.2.3	Financial instruments

Financial instruments are recognized only from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly consist of cash and cash equivalents, short-term investments, account receivable, loans and financing, suppliers, and other debts.

Financial assets are derecognized when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and rewards of ownership, and such transfer qualifies for derecognition, according to the requirements of CPC 39. Therefore, if the risks and rewards were not substantially transferred, The Company evaluates the extent of control in order to determine whether the continuous involvement related to any retained control does not prevent derecognition. Financial liabilities are derecognized when discharged or extinguished.

Financial assets and liabilities are offset against each other and the net amount is reported in the balance sheet solely when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or simultaneously realize the asset and settle the liability.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.3	Financial instruments (Continued)

(i)	Financial instruments at fair value through profit and loss

A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the income statements when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the consolidated statement of income.

Exception for the derivatives disclosed in Note 9 as of January 1, 2009, and disclosed in Notes 18 and 22 for the year ended December 31, 2009, the Company did not hold derivative instruments. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for protective hedging. After initial recognition at fair value, derivatives continued to be measured at fair value and the changes are recognized in the consolidated income statement.

(ii)	Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable. As of December 31, 2010 and 2009, the Company has no financial assets classified as available for sale.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.3	Financial instruments (Continued)

(iii)	Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less any impairment.

2.2.4	Cash and cash equivalents and short-term investments

Cash and cash equivalents are substantially composed of demand deposits and bank deposit certificates held under resale agreements, denominated in Reais, with high market liquidity and purchased maturities that does not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified into financial assets at amortized cost and are recorded at the original amounts plus income earned through to the closing date of financial statements, on a pro rata basis. Short-term investments include bank deposit certificates, government bonds, exclusive investment funds that are fully consolidated, and collaterals, whose fair values approximate their carrying amounts.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.5	Trade account receivable

Trade account receivables are stated at amortized cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses on realization of accounts receivable.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

2.2.6	Mortgage-backed securities (CRI)

The Company assigns receivables for the securitization and issuance of mortgage-backed securities (CRI). When this assignment does not involve right of recourse, accounts receivable are derecognized. When the transaction involves recourse against the Company, the accounts receivable from units sold is maintained on the balance sheet. The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as non-current receivables at fair value.

2.2.7	Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.7	Credit Rights Investment Fund (FIDC) and Housing Loan Certificate (CCI) (Continued)

When consolidating the FIDC in its financial statements, the Company records the receivables in the group of account of receivables from customers and the balance of the FIDC net assets are recorded in other accounts payable, with the shares held by the Company being eliminated in the consolidation process. The financial costs of these transactions are appropriated on pro rata basis under the account “Financial expenses”.

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed real estate projects. This securitization is carried out through the issuance of the “Housing loan certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the account “Other obligations”, until the certificates are settled by customers. The transaction cost is recorded under the account “Financial expenses” in the year that it is carried out.

2.2.8	Properties for sale

Land is initially stated at cost of acquisition only once the property deeds have been transferred to the Company. Amounts advanced for the acquisition of land are recorded under the account “Advances to suppliers” when there has been no transfer of the property deeds, not being recognized as land in the financial statements while under negotiation, regardless of the likelihood of success or construction stage. The Company and its subsidiaries acquire a portion of their land through barter transactions, which, in exchange for the land acquired, they undertake to deliver (a) real estate units under development or (b) a portion of the revenues originating from the sale of the real estate units. Land acquired through barter transaction is stated at fair value on the acquisition date, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii). Subsequently, the interest on payables for barter transactions is capitalized to the cost of bartered land, net of the effects to the adjustment to present value.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.8	Properties for sale (Continued)

Properties are stated at construction cost, which cannot exceed net realizable value. In the case of real estate developments in progress, the portion in properties for sale corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The Company capitalizes interest on developments during the period of the construction, and also land, while the activities for the preparation of assets for resale are being carried out, as long as there are loans outstanding. These costs are recognized in the consolidated income statement in the proportion to the units sold, using the same criteria as for other costs.

When the cost of construction of properties for sale exceeds the expected cash flow from sales, once completed or still under construction, an impairment charge is recognized in the period when the carrying amount is considered no longer to be recoverable.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. If the carrying amount of a real estate development is not recoverable, compared to its realizable value through expected cash flows, a provision is recorded.

2.2.9	Selling expenses - commissions

Brokerage expenditures and sales commissions are recorded in the income statements under the account “Selling expenses” following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.10	Prepaid expenses

These are recorded in the consolidated income statement when incurred using the accruals basis of accounting.

2.2.11	Investments in subsidiaries and joint-controlled investees

If the Company has the power to control the financial and operating policies of an investee, the latter is considered a subsidiary. In situations in which agreements grant the other company veto rights, significantly affecting business decisions with regards to its investee, the latter is considered to a jointly-controlled investee. Jointly-controlled investees are recorded in the Company under the proportionate consolidation, based on the ownership interest of the Company.

2.2.12	Property and equipment

Property and equipment are recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

A property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated income statement when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as mentioned as follow:
	Useful life	Annual depreciation rate %
Installations	10 years	10
Leasehold improvements	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Aircraft	10 years	10
Vehicles	5 years	20
Moulding	10 years	10
Sales stands	1 year	100

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.12	Property and equipment (Continued)

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Expenditures incurred for the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2010, 2009 and as of January 1, 2009, there were no impairment indicators regarding property and equipment.

2.2.13	Intangible assets

Expenditures related to the acquisition and development of computer systems and software licenses, are recorded at acquisition cost and amortized over a period of up to five years, and are subject to periodic assessments of impairment of assets.

The goodwill recorded at December 31, 2010, 2009 and as of January 1, 2009, refers to acquisitions before the date of transition to CPC (January 1, 2009), and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.14	Payables for purchase of properties and advances from customer due to barter transaction

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, with a corresponding entry to the income statement.

2.2.15	Income tax and social contribution on net profit

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on income, the Company adopts the Brazilian Transition Tax Regime (RTT), which permits for exclusion of the effect from the changes, introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard taxable profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, income tax is calculated on presumed profits of 8% of gross revenues and social contribution on presumed profits of 12% on gross revenues.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.15	Income tax and social contribution on net profit (Continued)

(ii)	Deferred income tax and social contributions (Continued)

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made with using internal assumptions and considering future economic scenarios that estimate their full or partial use. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions. Tax credits on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime do not record tax losses and do not have temporary differences, and for this reason, deferred taxes are not recognized.

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. As of December 31, 2010, 2009 and as of January 1, 2009 the Company did not fully recognize deferred tax assets calculated on tax loss carryfowards (Note 17). The Company records deferred tax on a net basis, determined by a legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

-	100% of deferred tax liabilities on temporary differences, and;
-	Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, of the same legal entity, until the limit of the deferred tax liabilities.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.15	Income tax and social contribution on net profit (Continued)

(ii)	Deferred income tax and social contributions (Continued)

In situations of cumulative losses over a three year period, temporary difference assets in excess of temporary difference liabilities do not have the respective tax asset recognized; nor is an asset recognized for tax losses not used to offset against the 30% of tax liabilities.

2.2.16	Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, the corresponding charges and inflation-indexed variations through the balance sheet date, which contra-entry is included in income for the year. Where applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.17	Stock option plans

As approved by its Board of Directors, the Company offers to selected executives and employees share-based compensation plans ("Stock Options”), according to which services are received as consideration for granted options.

The fair value of services received from the plan participants, in exchange for options, is determined in relation to the fair value of the options, on the grant date of each plan, and recognized as expense with a corresponding entry against shareholders’ equity as service is rendered throughout the vesting period.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.17	Stock option plans (Continued)

In an equity-settled transaction, in which the plan is modified, a minimum expense recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits, the employee, measured on the modification date.  In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

2.2.18	Other employee benefits

The benefits granted to the Company’s employees and management include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based payment. These benefits are recorded in income for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business ones and, finally, individual goals. The Company and its subsidiaries do not offer private pension or retirement plans or other post-employment benefits.

2.2.19	Present value adjustments – assets and liabilities

Assets and liabilities arising from long or short-term transactions, are adjusted to present value if significant.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.19	Present value adjustments – assets and liabilities (Continued)

In installment sales of not completed units, real estate development entities have receivables adjusted by inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, is recorded as revenue, consistent with the interest accrued on the portion of account receivable related to the period after the delivery of the unit to client.

Borrowing costs for amounts used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is appropriated to the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time. The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 8).

2.2.20	Debenture and public offering costs

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 10 and 16).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.21	Borrowing costs

The borrowing costs directly attributable to ventures during the construction period and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

2.2.22	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits are required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the change in circumstances, such as the statute of limitations, findings of tax inspections, or additional identified exposures based on new issues or court decisions. Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed. Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.22	Provisions (Continued)

(ii)	Allowance for doubtful account and cancelled contracts

The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 180 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year (Note 2.2.2) and recorded as a reduction of operating revenue.

(iii)	Provision for penalties due to delay in constructions work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for projects with over 180 days of delay to their handover, according to the respective contractual clause. This provision is recorded within “other operating expenses” in the statement of income.

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. In case of the outsourced companies do not cover the related costs, the Company is the guarantor. The warranty period is five years from the delivery of the unit and is recorded within “cost of real estate development and costs of sales” in the statement of income.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.22	Provisions (Continued)

(v)	Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of non-financial assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there are any indications of impairment.
This test is calculated determining the present value of the asset, using a discount rate before taxes that reflect the weighted average cost and capital.

(vi)	Provision for the deferred tax asset balance

The Company’s projections assume that a significant portion of its business will be conducted in its principal holding companies, and this enables the recovery of a substantial portion of it is accumulated tax losses.

However, several external factors, beyond the will of the Company, may affect such tax calculations, in addition to possible requirements to segregate projects in their own development entities (SPEs, for example) to a greater extent than the Company intends. There is also the possibility of tax rulings, relating to new or even ventures that have already been developed within the principal holding companies,  which may require the exclusion of such businesses, which would then make their own tax filings, separate from that of the Company.

A reduction in the concentration of projects in holding companies with tax losses carried forward may, therefore, compromise the expected recovery of losses carried forward, which is the reason we did not recognize a portion of deferred income tax asset (Note 17).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.23	Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, PIS and Cofins, except the following:

•	When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities as a portion of the acquisition cost of the asset or expense item, as the case may be; and
•	When the amounts receivable and payable are shown together with the sales taxes.

The amount of net sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

2.2.24	Statement of cash flows and value added

The statement of cash flows is prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC.

Certain debt agreements require the Company maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the purchases and sales of such investments as investing activities in the statement of cash flows.

The statement of value added is prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved the accounting pronouncement CPC No. 09 – Statement of Value Added , issued by CPC.

2.2.25	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statements upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.26	Earnings per share – basic and diluted

Earnings per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period.

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilutive potential had been converted, as described in Note 25.

2.2.27	Comprehensive income

Except in relation to the income for the year, the Company does not have any other comprehensive income. Accordingly, the statement of comprehensive income is not disclosed, because it is equivalent to the consolidated income statement for the year.

2.2.28	Business combination

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

2.	Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.28	Business combination (Continued)

The excess of the consideration transferred the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

3.	Newly issued IFRS pronouncements that will ultimately form part of Brazilian GAAP – not adopted

Through the issuance date of the accompanying consolidated financial statements, certain new and revised IFRS standards and interpretations have been published. Because of the CPC and CVM commitment to keep Brazilian GAAP update based on the updates made to IFRS, these pronouncements and amendments are expected to be issued by CPC and approved by the CVM prior to their mandatory application.

New Standards	Mandatory application for years beginning as from
IFRS 9 – Financial Instruments (i)	January 1, 2013
IAS 24 – Revised Related Party: Disclosures (ii)	January 1, 2011
IFRS 10 - Consolidated financial statements (iii)	January 1, 2013
IFRS 11,12 e 13 – Fair value measurement (iv)	January 1, 2013
Amendment to IAS 28 “Investments in associates”, IFRS 11 – “Joint arrangements” and IFRS 12 – “Disclosures of interests in other entities” (viii)	January 1, 2013
New Interpretations
IFRIC 19 – Extinguishing Financial Liabilities with Equity Instruments (v)	July 1, 2010
Amendment to IFRIC 14 – Prepayments of minimum funding requirements (vi)	January 1, 2011
Amendments to the Existing Standards
Amendment to IAS 32 – Financial Instruments: Presentation and Classification of Rights Issues	February 1, 2010
Amendment to IAS 1 – Presentation of Financial Statements	January 1, 2011
Amendment to IFRS 3 – Business Combinations	January 1, 2011
Amendment to IFRS 7 – Financial Instruments: Disclosure, Transfer of Financial Assets (vii)	January 1, 2013

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

3.	Newly issued IFRS pronouncements that will ultimately form part of Brazilian GAAP – not adopted (Continued)

(i)
IFRS 9 ends the first part of the Project for replacing “IAS 39 Financial Instruments: Recognition and Measurement”. IFRS 9 adopts a simple approach to determine if a financial asset is measured at amortized cost or fair value, based on how an entity manages its financial instruments (its business model) and the characteristic contractual cash flow of financial assets. The standard also requires the adoption of only one method for determining impairment of assets. This standard shall be effective for the fiscal years beginning as from January 1, 2013. The Company does not expect that this change causes impact on its consolidated financial statements.

(ii)
The revision simplify the disclosure requirements for government entities and clarify the definition of a related party. The revised standard deals with aspects that, according to the previous disclosure requirements and related party definition, were too complex and rarely applicable, mainly in environments with wide governmental control, offering partial exemption to government companies and a revised definition of the related party concept. This amendment was issued in November 2009, and shall be effective for the fiscal years beginning as from January 1, 2011. This change will not be expected to have impact on the Company’s consolidated financial statements.

(iii)
This standard is based on principles existing relating to the identification of the concept of control as a determining factor whether an entity shall be consolidated in the financial statements. The standard provides additional guidance to assist in the determination of control when there are doubts in its assessment.

(iv)
The standard has the objective of improving the consistency and reducing the complexity of the disclosure required by the IFRSs. The requirements do not increase the use of fair value in accounting, however, it gives guidance how it should be applied when its use is required or permitted by another standard.

(v)
IFRIC 19 was issued in November 2009 and is effective as from July 1, 2010, its early adoption being permitted. This interpretation clarifies the requirements of IFRS when an entity renegotiates the terms of a financial liability with its creditor and the latter agrees to accept the shares of the entity or other equity instruments to fully or partially settle the financial liability. The Company does not expect that IFRIC 19 has impact on its consolidated financial statements.

(vi)
This amendment applies only to those situations in which an entity is subject to minimum funding requirements and prepays contributions to cover such requirements. This amendment permits that this entity account for the benefit of such prepayment as asset. This amendment shall be effective for the fiscal years beginning as from January 1, 2011. This change will not be expected to have an impact on the Company’s consolidated financial statements.

(vii)
The amendment to the standard on disclosure of financial instruments aims at promoting transparency in the disclosure of transfer transactions of financial assets to improve the user understanding about the risk exposure in these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets.

(viii)
The main change introduced by these standards is the discontinuation of proportionate consolidation of entities for which control over net assets is shared by an arrangement between two or more parties and that is classified as a joint venture.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

3.	Newly issued IFRS pronouncements that will ultimately form part of Brazilian GAAP – not adopted (Continued)

-	IFRS 11 defines the concepts of two classification types for arrangements:

Joint operations – when the parties jointly control assets and liabilities, whether these assets are in a separate vehicle or not, according to the contractual provisions and the essence of the operation. In these arrangements, assets, liabilities, revenues and expenses are accounted for by the entities that participate in the joint operator arrangement in proportion to their rights and obligations.

Joint ventures – when the parties jointly control the net assets of an arrangement, structured through a separate vehicle and the respective results from these assets are divided between the parties. In these arrangements, the entity interest shall be accounted for using the equity method and included in the account investments.

-
IFRS 12 establishes qualitative disclosures that shall be made by the entity in relation to its interests in subsidiaries, joint arrangements or non-consolidated entities, which include significant judgments and assumptions to determine whether their interests provide control, significant influence or the type of joint arrangements, whether Joint Operations or Joint Ventures, as well as other information on the nature and extent of significant restrictions and associated risks.

The Company does not expect significant impacts on the consolidated financial statements on adoption of the new pronouncements and interpretations, except in relation to IFRS 11, as the Company currently applies the proportionate consolidation for jointly controlled entities. The Company is assessing the potential impacts of this change on its consolidated financial statements. The impact of IFRS will be on the classification of the income statement and balance sheet only.

4.	Cash and cash equivalents and short-term investments

4.1	Cash and cash equivalents

	12/31/2010	12/31/2009	1/1/2009
	(Restated)	(Restated)
Cash	172,336	143,799	73,538
Securities purchased under agreement to resell (a)	84,046	109,762	116,858
Bank certificates of deposits	-	39,379	-
Other	-	-	1,047

Total cash and cash equivalents	256,382	292,940	191,443

(a)	Securities purchased under agreement to resell are securities issued by Banks with at repurchase commitment by the bank for agreed rates and terms without penalties.

4.	Cash and cash equivalents and short-term investments (Continued)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

4.1	Cash and cash equivalents (Continued)

As of December 31, the securities purchased under agreement to resell earn interest from 98.25% to 104.00% of Interbank Deposit Certificate (CDI) rate. All transactions are made with financial institutions considered by management to be first class.

4.2	Short-term investments

	12/31/2010	12/31/2009	1/1/2009
	(Restated)	(Restated)
Held for trading:
Investment funds	3,016	2,020	-
Government securities	117,001	146,646	151,797
Bank deposit certificates (a)	183,562	152,309	185,334
Restricted cash in guarantee to loans (b)	453,060	732,742	76,928
Restricted credits (c)	171,627	97,396	-
Other (d)	16,500	-	-
Total short-term investments	944,766	1,131,113	414,059

(a)
In 2010, Bank Deposit Certificates (CDBs) include interest earned varying from 98% to 108.5% of Interbank Deposit Certificates (CDIs). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, we invest in short term (up to 20 working days) through securities purchased under agreement to resell for which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)
Restricted cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed or price indexes, inflation variation and made available when the ratio of restricted short-term investments plus receivables from customer reaches 120% of the debt balance of the debentures (Note 10).

(c)
Restricted credits are represented by the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a federally owned Brazilian bank used for real estate financing). These approvals are made to the extent that contracts signed with clients at the financial institutions are regularized, which the Company expects to be in up to 90 days (Note 9).

(d)
Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At December 31, 2010, the CEPACs, recorded in the account “Other”, in the amount of R$16,500, have liquidity, with estimated fair value approximating cost, and are not planned to be used in project to be launched in the future. During 2010, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction with as intermediaries the institutions that take part in the securities distribution system.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

4.	Cash and cash equivalents and short-term investments (Continued)

4.2	Short-term investments (Continued)

At December 31, 2010 and 2009 and as of January 1, 2009, the amounts recognized relating to open-end and assets of exclusive consolidated investment funds are classified as held for trading at fair value against income for the year.

Exclusive funds are as follows:

Fundo de Investimento Vistta is a fixed-income private credit fund under the management and administration of Votorantim Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following:  government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no notice period for redemption of shares, which can be redeemed with accumulated returns at any time.

Fundo de Investimento Arena is a multimarket fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to appreciate the value of its shares by investing the funds of its investment portfolio, which may be comprised of financial and/or other operating assets available in the financial and capital markets that yield a fixed return. Assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and Bank Receipts of Deposits (RDBs), investment fund shares of classes accepted by CVM and securities purchased under agreement to resell, according to the rules of the National Monetary Council (CMN). There is no notice period for redemption of shares, which can be redeemed with accumulated returns at any time.

Fundo de Investimento Colina is a fixed-income private credit fund under management and administration of Santander Asset Management and custody of Itau Unibanco. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, CDBs and RDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no notice period for redemption of shares, which can be redeemed with accumulated returns at any time.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

4.	Cash and cash equivalents and short-term investments (Continued)

4.2	Short-term investments (Continued)

Fundo de Investimento Caixa Arsenal Renda Fixa Crédito Privado Longo Prazo is a fixed-income private credit fund under management and administration of  Caixa Econômica Federal. The objective of this fund is to provide a return higher than 101% of CDI. The assets eligible to the portfolio are the following: government bonds, derivative contracts, debentures, and CDBs. The consolidated portfolio can generate exposure to Selic/CDI, fixed rate and price indices. There is no notice period for redemption of shares, which can be redeemed with accumulated returns at any time.

The breakdown of securities, which comprise the exclusive investment funds at December 31, 2010, which were consolidated on consolidated financial statements is as follows :

	Arena	Vistta	Colina	Arsenal	Total

Cash	6	13	19	2	40
Collateralized transactions	-	12,985	3,873	16,870	33,728
Government securities (LFT)	10,696	36,173	35,078	11,245	93,192
Corporate securities (CDB-DI)	8,297	3,872	-	3,028	15,197
Fixed-rate National Treasury Bills	-	-	13,448	-	13,448
National Treasury Notes (NTN-B)	-	141	598	-	739
Colina shares	52,997	-	-	-	52,997
Vistta shares	53,081	-	-	-	53,081
	125,077	53,184	53,016	31,145	262,422

5.	Trade accounts receivable

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)

Real estate development and sales	5,217,792	3,812,004	2,125,519
( - ) Allowance for doubtful accounts and cancelled contracts	(227,542)	(48,102)	(17,173)
( - ) Adjustments to present value	(104,666)	(86,925)	(44,776)
Services and construction	59,737	96,005	54,095
Other receivables	6,653	3,664	879
	4,951,974	3,776,646	2,118,544

Current	3,704,709	2,252,474	1,254,594
Non current	1,247,265	1,524,172	863,950

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

5.	Trade accounts receivable (Continued)

The current and non-current portions fall due as follows:

Maturity	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
2009	-	-	1,254,594
2010	-	2,252,474	445,832
2011	3,704,709	900,930	199,308
2012	758,432	313,171	56,278
2013	311,042	98,783	46,234
2014	72,179	65,954	59,898
2015 onwards	105,612	145,334	56,400
	4,951,974	3,776,646	2,118,544

(i)
The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Such receivables are only recorded to the extent that revenues have been recognized, net of installments already received.

Advances from clients (development and services), which exceed the revenues recorded in the period, at December 31, 2010, 2009 and as of January 1, 2009, amount to R$158,145, R$222,284 and R$90,363, respectively, without effect of adjustment to present value, and are classified in “Payables for purchase of land and advances from customers” (Note 15).

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue”; the amounts recognized for the years ended December 31, 2010 and 2009 totaled R$26,229 and R$52,159, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of real estate cost accounted for as properties for sale in the amount of R$174,774 (Note 6), is R$52,768 at December 31, 2010 (R$42,864 in 2009), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

The movements in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Allowance for doubtful accounts and cancelled contracts	Real estate cost in the recognition of the provision for cancelled contracts	2010	2009
		(Note 6)	Net	Net
			(restated)	(restated)
Beginning balance	(78,529)	35,665	(42,864)	(30,012)
Additions	(182,832)	173,635	(9,197)	(12,852)
Write-offs	33,819	(34,526)	(707)	-
Closing balance	(227,542)	174,774	(52,768)	(42,864)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

5.	Trade accounts receivable (Continued)

The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December, 31 2010 and 2009 totaled R$17,741 and R$42,149, respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries stood at 5.02% in 2010 (5.22% in 2009), net of Civil Construction National Index - INCC.

(ii)
On March 31, 2009, the Company entered into a Credit Rights Investment Funds (FIDC) transaction, which consists of assignment of a portfolio comprising select residential and commercial real estate receivables arising from Gafisa and its subsidiaries. This portfolio was assigned and transferred to “Gafisa FIDC” which issued Senior and Subordinate shares. This first issuance of senior shares was made through an offering restricted to qualified investors. Subordinated shares were subscribed for exclusively by Gafisa. Gafisa FIDC acquired the portfolio of receivables with a discount rate equivalent to the interest rate on financing contracts.

Gafisa was hired by Gafisa FIDC and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables owned by the fund and the collection of past due receivables. The transaction structure provides for the substitution of the Company as a collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value); at December 31, 2010 and 2009 it totaled R$16,895, R$14,977 respectively (Note 2.1.1. (a)). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

In the consolidated financial statements as of December 31, 2010 and 2009, receivables amounting to R$34,965 and R$55,349 respectively classified as trade accounts receivable, and R$18,070 and R$41,308 respectively, classified as “Other payable” (Note 13). The balance of subordinated shares held by the Company a eliminated in the consolidation process.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

5.	Trade accounts receivable (Continued)

(iii)
On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “Obligations with assignments of receivable”. At December 31, 2010, it amounts to R$35,633 (R$55,479 in 2009) (Note 11).

On June 26, 2009, eight CCIs were issued, amounting to R$69,315 at the date of the issuance, for which were backed by receivables. (“CCI-Investor”).

A CCI-Investor, pursuant to Article 125 of the Brazilian Civil Code, has general guarantees represented by statutory liens on real estate units, as soon as the following occurs: (i) the suspensive condition included in the registration takes place, in the record of the respective real estate units; (ii) the assignment of receivables from the assignors to SPEs, as provided for in Article 167, item II, (21) of Law No. 6015, of December 31, 1973; and (iii) the issue of CCI – Investor by SPEs, as provided for in Article 18, paragraph 5 of Law No. 10931/04.

Gafisa was hired and will be remunerated for performing, among other duties, the reconciliation of the receipt of receivables, guarantee the CCIs, and the collection of past due receivables. The transaction structure provides for the substitution of Gafisa as collection agent in case of non-fulfillment of the responsibilities described in the collection service contract.

The cost of this transaction was recorded in the income for the year in which the transaction was made under the account “Financial expenses”.

The total balance of the assignment of receivables, recorded in current liabilities as of December 31, 2010 is R$88,442 (R$122,360 in 2009) (Note 11).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

6.	Properties for sale

	2010	2009	1/1/2009
	(restated)	(restated)

Land	854,652	744,200	758,155
(-)Adjustment to present value	(20,343)	(11,962)	(7,600)
Property under construction	924,066	870,667	1,175,585
Completed units	272,923	121,128	96,491
Real estate cost in the recognition of the provision for cancelled contracts (Note 5 (i))	174,774	24,424	6,345
	2,206,072	1,748,457	2,028,976

Current portion	1,707,892	1,371,672	1,695,130
Non-current portion	498,180	376,785	333,846

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units. At December 31, 2010, the balance of land acquired through barter transactions totaled R$86,228 (R$40,054 in 2009 and R$104,909 in January 1, 2009) (Note 15).
As disclosed in Note 9, the balance of financial charges included in properties for sales at December 31, 2010 amounts to R$146,542 (R$91,568 in 2009 and R$88,200 in January 1, 2009).

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of land with no income statement effect (Note 15). The total amount of the reversal of the adjustment to value recognized in the costs of real estate development in the year ended December 31, 2010 amount to R$5,548.

7.	Other accounts receivable

	2010	2009	1/1/2009
	(restated)	(restated)
Advances to suppliers	16,965	65,016	83,084
Credit assignment receivable	7,896	4,087	7,990
Customer financing to be released	1,309	5,266	4,392
Recoverable taxes(IRRF, Pis, Cofins, other)	63,546	39,732	29,092
Judicial deposit (Note 14)	89,271	48,386	3,834
Other	44,229	39,284	45,277

	223,216	201,771	173,669

Current portion	103,109	101,569	73,151
Non-current portion	120,107	100,202	100,518

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

8.	Intangible assets

	12/31/2010	Additions	Write-down / amortization	12/31/2009	Additions	Write-down / amortization	1/1/2009
Goodwill	(restated)			(restated)
AUSA (Note 2.1.1)	152,856	-	-	152,856	-	-	152,856
Cipesa (Note 2.1.1)	40,686	-	-	40,686	-	-	40,686
	193,542	-	-	193,542	-	-	193,542
Software (a)	28,287	20,370	(3,227)	11,144	9,333	(17,802)	19,613
	221,829	20,370	(3,227)	204,686	9,333	(17,802)	213,155

(a)	Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the acquisition of subsidiaries, being the difference between the consideration transferred and the fair value of net assets of acquired, calculated on acquisition date, and is based on expected future economic benefits. These amounts are annually tested for impairment purposes (see details in Note 2.1.1).

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital (as mentioned in Note 5(i)). Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: revenue – revenues were projected between 2011 and 2015 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management. The recovery test of the Company’s intangible assets did not result in the need of a recognition of loss for the year ended December 31, 2010, as the estimated value in use is in excess of the net book value on the assessment date.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

9.	Loans and financing

Type of operation	Maturity	Annual interest rate	12/31/2010	12/31/2009	1/1/2009
			(restated)	(restated)
Working capital:
Denominated in US$ (a)	October 2009	7%	-	-	146,739
Denominated in Yen(a)	October 2009	1.4%	-	-	166,818
Swaps - US$/CDI (b)	October 2009	US$ + 7%/104% CDI	-	-	(32,962)
Swaps - Yen/CDI (b)	October 2009	Yen + 1.4%/105% CDI	-	-	(53,790)
CCB and Other (i)	August 2013 - June 2017	1.30% to 3.20% + CDI	664,471	736,736	435,730

			664,471	736,736	662,535
National Housing System – SFH (i)	February 2012 – august 2015	TR + 10% to 12%	745,707	467,019	372,255
Assumption of debts from downstream acquisition	October 2009	TR + 10% to 12.0%	-	-	8,810
Other	October 2009	TR + 6.2%	-	-	4,576
			1,410,178	1,203,755	1,048,176

Current portion			797,903	678,312	447,503
Non-current portion			612,275	525,443	600,673

(a)	Loans and financing classified at amortized cost (Note 18(i) (b));
(b)	Derivatives recorded at fair value through income (Note 18(i) (b)).

(i)
Funding for real estate projects – National Housing System (SFH) and for working capital and CCB correspond to credit lines from financial institutions using the funding necessary for the development of the Company's ventures and subsidiaries;

On June 27, 2011, eight certificates of bank credit (CCBs) were issued in the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. In AUSA, eight CCBs were issued, totaling R$55,000. CCBs are guaranteed by 500,000 units shares issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

Funds from the aforementioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company.

Rates:

CDI – Interbank Deposit Certificate
TR – Referential Rate.

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at December 31, 2010, 2009 and January 1, 2009 is disclosed in Note 10.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

9.	Loans and financing (Continued)

Current and non-current installments are due as follows at present value:

Maturity	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
2009	-	-	447,503
2010	-	678,312	345,021
2011	797,903	413,583	181,549
2012	245,166	71,854	40,548
2013	119,912	40,006	33,555
2014 onwards	247,197	-	-
	1,410,178	1,203,755	1,048,176

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units. Additionally, the Company has credit lines approved by financial institutions for venture construction and not used.

Additionally, the Company has short term deposits used as guarantees and restricted credits amounting R$624,687 at December 31, 2010 (R$830,138 in 2009 and R$76,928 in as of January 1, 2009) (Note 4.2).

Financial expenses of loans, financing and debentures are capitalized at cost for each project, according to the use of funds, and transferred to the income statement based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.58% at December 31, 2010 (9.75% in 2009).

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)

Total financial expenses for the year	404,172	338,644	184,461
Capitalized financial charges	(193,970)	(98,072)	(123,453)
Financial expenses (Note 22)	210,202	240,572	61,008

Financial charges included in Properties for sale

Opening balance (Note 6)	91,568	88,200	18,241
Capitalized financial charges	193,970	98,072	123,453
Charges transferred to income	(138,996)	(94,704)	(53,494)
Closing balance (Note 6)	146,542	91,568	88,200

F-76

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

10.	Debentures

Program/placement	Principal	Annual remuneration	Maturity	2010	2009	1/1/2009
				(restated)	(restated)
Second program/first placement / first placement - Fourth placement	240,000	CDI + 2% a 3.25%	September 2011 (early redemption September 2010)	-	198,254	248,679
Third program/first placement – Fifth placement	250,000	107.20% CDI	June 2013	253,355	252,462	255,266
Sixth placement	250,000	CDI + 2% to 3.25%	June 2014	109,713	260,680	-
Seventh placement	600,000	TR + 8.25%	December 2014	598,869	595,725	-
Eighth placement / First placement	288,427	CDI + 1.95%	October 2015	293,661	-	-
Eighth placement / Second placement	11,573	IPCA + 7.96%	October 2016	11,898	-	-
First placement (Tenda)	600,000	TR + 8%	April 2014	612,435	611,256	-
				1,879,931	1,918,377	503,945

Current portion				26.532	122.377	61.945
Non-current portion				1,853,399	1,796,000	442,000

Current and non-current installments are due as follows at present value:

Maturity	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
2009	-	-	61,945
2010	-	122,377	96,000
2011	26,532	346,000	96,000
2012	272,557	275,000	125,000
2013	722,557	725,000	125,000
2014	558,707	450,000	-
2015 onwards	299,578	-	-
	1,879,931	1,918,377	503,945

In September 2006, the Company obtained approval for its Second Debenture Placement Program, which allowed it to place up to R$500,000 in non-convertible simple subordinated debentures secured by a general guarantee.

In May 2008, the Company obtained approval for its Third Debenture Placement Program, which allowed it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$240,000 and R$250,000, with the below features.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

10.	Debentures (Continued)

In April 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used for the financing of real estate ventures focused only in the popular segment.

In August 2009, the Company obtained approval for its Sixth placement of non-convertible simple debentures in two series, with a general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company made an amendment to change the maturity from four to ten months.

In December 2009, the Company obtained approval for its Seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

In September 2010, the Company redeemed the Fourth placement of simple debentures of the Second Program. The repurchase of the debentures was made upon the payment of R$154,217, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable.

In October 2010, the Company redeemed the first series of the Sixth placement of simple debentures. The repurchase of the first series debentures was made upon the payment of R$162,858, taking into consideration that such payment amount was determined based on the unit face value of debentures plus the interest payable, calculated on pro rata basis, plus premium, pursuant to Clause 4.12.5 of its Indenture. The first series debentures were cancelled by the Company on October 22, 2010.

In November 2010, the Company obtained approval for its Eighth placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. The first placement of the Second Program and the first placement of the Third Program have cross-restrictive covenants in which an event of default or early maturity of any debt above R$5,000 and R$10,000, respectively, requires the Company to early amortize the first placement of the Second Program.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

10.	Debentures (Continued)

On July 21, 2009, the Company renegotiated with the debenture holders the restrictive debenture covenants of the Second Program, and obtained the approval for the removal of the covenant that limited the Company’s net debt to R$1,000,000, and increasing the financial flexibility, changing the calculation of the ratio between net debt and equity. As a result of these changes, interest repaid by the Company increased to CDI + 1.3% per year to CDI + 2% to 3.25% per year.

As mentioned, in Note 9, the balance of short-term investments in guarantee to loans totaled R$624,687 at December 31, 2010 (R$830,138 in 2009) (Note 4.2) is used to cover the ratio of restrictive debenture covenants.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants are as follows on the respective dates:

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Second program – first placement
Total debt, less debt of projects, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	37,62%	1%	N/A
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	N/A	N/A	35%
Total trade accounts receivable, plus inventory of finished units, required to be 2.0 times over total debt	4.47 times	2.3 times	3.3 times

Total debt, less cash and cash equivalents and marketable securities(1), required to be under R$ 1.0 billion	N/A	N/A	R$ 946.6 million

Third program – first placement
Total debt, less SFH debt, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity	N/A	53%	35%
Total accounts receivable plus inventory of finished units required to be 2.2 times over net debt	N/A	4.1 times	5.5 times

Seventh placement
EBIT balance shall be 1.3 times under the net financial expense	-5.2 times	-5.9 times	N/A
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects (3)	85.4 times	292.3 times	N/A
Total debt less debt of project, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest (1)	3.6%	1%	N/A

Eighth placement – first and second placement
Total accounts receivable plus inventory of finished units required to be 2.0 times over net debt and debt of projects(3)	85.4 times	N/A	N/A
Total debt less debt of project, less cash and cash equivalents and marketable securities(1) cannot exceed 75% of equity plus non-controlling interest	3.6%	N/A	N/A

First placement – Tenda
The EBIT(2) balance shall be 1.3 times over the net financial expense	4.3 times	24.8 times	N/A
The debt ratio shall be > 2 or < 0 and TR + TE > 0	-11.8	-4.7	N/A
The maximum leverage ratio shall be < or = at 50%	-21,96%	-31%	N/A

(1)  Cash and cash equivalents and marketable securities refers to cash and cash equivalents and short-term investments.
(2)  EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.
(3)  Project debt refers to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

10.	Debentures (Continued)

At December 31, 2010, the Company is in compliance with the aforementioned clauses and other non-restrictive clauses. However, as discussed in Note 27, certain violations occurred and were waived in 2011 and 2012.

11.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Note 5(iii) are as follows:

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Assignment of receivables:
CCI obligation Jun/09 (Note 5(iii))	35,633	55,479	-
Other	52,809	66,881	67,552
	88,442	122,360	67,552

Current portion	88,442	122,360	67,552
Non-current potion	-	-	-

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

12.	Payables to venture partners

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Payable to venture partners (a)	404,264	311,004	316,398
	404,264	311,004	316,398

Current portion	24,264	11,004	16,398
Non-current portion	380,000	300,000	300,000

(a)
In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of December 31, 2010, the SCP received contributions of R$313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of December 31, 2010, payables to venture partners was recognized in the amount of R$300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of December 31, 2010, the amount accrued totaled R$13,068. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of December 31, 2010, the SCP and the Company were in compliance with these clauses.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

12.	Payables to venture partners (Continued)

In April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of December 31, 2010, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of December 31, 2010, payables to investors/venture partners are recognized at R$80,000, with final maturity on March 31, 2014.

The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of December 31, 2010, the provisioned amount totals R$11,196. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of December 31, 2010, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as consolidated financial expenses in the financial statements.

13.	Other payables

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Acquisition of interests	23,062	21,090	30,875
Rescission reimbursement payable and provisions	31,272	28,573	28,191
FIDC payable (a)	18,070	41,308	-
Provision for warranty	39,025	25,082	17,499
Deferred sales taxes	29,328	-	-
Sales taxes payable (Federal VAT)	101,401	91,709	-
Other accounts payable	36,777	73,958	45,697
	278,935	281,720	122,262

Current portion	37,167	72,293	13,981
Non-current portion	241,768	209,427	108,281

(a)	Refers to the operation on assignment of receivables portfolio (see Note 5(ii)).

14.	Provisions for legal claims and commitments

The Company and its subsidiaries are party to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

14.	Provisions for legal claims and commitments (Continued)

In the year ended December 31, 2010 and 2009, the changes in the provision are summarized and detailed as follows, respectively:

Summary of changes in provision:

Balance at January 1, 2009	57,364
Additions	85,784
Write-offs	(21,809)
Balance at December 31, 2009	121,339
Additions	36,655
Write-offs	(19,302)
Balance at December 31, 2010	138,692

Current portion	14,155
Non-current portion	124,537

Detailed of changes in provision:

	Civil claims	Tax claims	Labor claims	Total
Balance at December 31, 2009 (restated)	92,821	10,894	17,624	121,339
Additional provision	18,432	1,869	16,354	36,655
Payment and reversal of provision not used	(8,425)	(655)	(10,222)	(19,302)
Balance at December 31, 2010 (restated)	102,828	12,108	23,756	138,692

Current portion	8,347	640	5,168	14,155
Non-current portion	94,481	11,468	18,588	124,537

Due to the uncertain nature of a number of the claims, it is not possible to reliably predict the timing of the related cash outlaws.

(i)	Civil, tax and labor claims

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Civil claims (a)	102,828	92,821	27,779
Tax claims (b)	12,108	10,894	10,878
Labor claims (c)	23,756	17,624	18,707
	138,692	121,339	57,364

(a)
As of December 31, 2010 and 2009, the provisions related to civil claims include R$72,806 and R$71,322, respectively, related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$6,613 and R$17,678, respectively, are backed by a guarantee insurance, in addition there are judicial deposits amounting to R$63,587 and R$64,822, respectively, in connection with the restriction of the usage of Gafisa’s bank accounts; and there is also the restriction of the usage of Gafisa’s treasury stock to guarantee the enforcement.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

14.	Provisions for legal claims and commitments (Continued)

(i)	Civil, tax and labor claims (Continued)

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(b)
The subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$11,029 and 10,438 and is provisioned at December 31, 2010 and 2009, respectively.

(c)
As of December 31, 2010, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$80,671. Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and the negotiation that shall be made, the provisioned amount is considered sufficient by the management to cover expected losses.

Based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

(d)	Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection of adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring a land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring a land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

The Company and its subsidiaries have made judicial deposited of the amount of R$89,271 (R$48,386 in 2009) in connection with the legal claims (Note 7).

(ii)	Lawsuits in which likelihood of loss is rated as possible

Civil claims	Tax claims	Labor claims	Total
119,999	35,862	53,773	209,634

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

14.	Provisions for legal claims and commitments (Continued)

(ii)	Lawsuits in which likelihood of loss is rated as possible (Continued)

The Company and its subsidiaries are aware of other claims and civil, labor and tax risks at December 31, 2010, based on the assessment of the legal counsel, in which loss is possible, but not probable, in the approximate amount of R$209,634 (R$91,372 in 2009 and R$67,736 in January 1, 2009), based on the historical average of processes, for which the Company understands that it is not appropriate to record a provision.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the cessation of development activities, loss of tax benefits, confinement and fine.

(iii)	Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the release of financing, in addition to guarantee the installments of the financing to clients over the construction period.

The Company is also committed to complete units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As described in Note 4.2, at December 31 2010, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as projects progress in the total amount of R$453,060 (R$732,742 in 2009 and R$76,928 as of January 1, 2009)  to meet these commitments.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

14.	Provisions for legal claims and commitments (Continued)

(iv)	Commitments

In addition to the commitments mentioned in Notes 2.1.1, 6, 9 and 10, the Company has the following other commitments:

(i)
The Company has contracts for the rental of 14 properties where its facilities are located, the monthly cost amounting to R$1,012 adjusted by the IGP-M/FGV variation. The rental term is ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time. (in 2009 had contracts for the rental of 9 properties, in the monthly cost amounting to R$525).

(ii)
As of December 31, 2010, the Company, through its subsidiaries, has long-term obligations in the amount of R$15,111, related to the supply of the raw material used in the development of its real estate ventures.

15.	Obligations for purchase of land and advances from customers

	12/31/2010	12/31/2009	1/1/2009
	(restated)	(restated)
Obligations for purchase of land	370,482	373,435	467,949
Adjustment to present value	(16,796)	(13,963)	(10,438)
Advances from customers
development and sales (Note 5 (i))	158,145	222,284	90,363
Barter transaction – land (Note 6)	86,228	40,054	104,909

	598,059	621,810	652,783

Current portion	420,199	475,409	421,584
Non-current portion	177,860	146,401	231,199

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity

16.1	Capital

As of December 31 2010, the Company's authorized and paid-in capital totaled R$2,729,198 (R$1,627,275 in 2009 and 1,229,517 as of January 1, 2009), represented by 431,515,375 (167,077,137 in 2009 before the split) registered common shares without par value, of which 599,486 were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance until the limit of 600,000,000 (six hundred million) common shares.

On February 22, 2010, the split of common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274.

In March 2010, the Company completed an Initial Public Offering of common shares, resulting in a capital increase of R$1,063,750 with the issuance of 85,100,000 common shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 1).

The expenditures with public offering was R$33,271 net of taxes, which were recorded in Equity.

On May 27, 2010, the increase in capital was approved in the amount of R$20,282 with the issuance of 9,797,792 common shares, arising from the acquisition of Shertis’ shares (Notes 1 and 2).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.1	Capital (Continued)

During 2010, a capital increase of R$17,891 was approved, related to the stock option plan and the exercise of 2,463,309 common shares.

In 2010, there was no movement in common shares held in treasury.

Treasury shares – 12/31/2010
Symbol	GFSA3
Class	-
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	7,218	1,731

(*) market value calculated based on the closing share price at December 31, 2010 of R$ 12.04.

The Company holds shares in treasury in order to guarantee the performance of claims (see Note 14).

The change in the number of shares outstanding was as follows:

Common shares – in thousands
January 1, 2009	129,963
Exercise of stock option	1,100
Disposal of treasury shares	2,825
Acquisition of Tenda shares	32,889

December 31, 2009	166,777
Split of shares	166,777
Initial public offering	85,100
Subscription of Shertis shares	9,798
Exercise of stock options	2,463

December 31, 2010	430,915
Treasury shares	600
December, 31 2010	431,515

Pursuant to the Company’s articles of incorporation, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.2	Allocation of net income for the year

The Company’s Board of Directors, following a vote at the Annual Shareholders’ Meeting which examined the accounts and consolidated financial statements for 2010, approved the following allocation of net income for 2009:

	2010	2009 (*)
	(restated)	(restated)
Net income for the year	264,565	101,740
Retained earnings	-	111,800
(-) Legal reserve (5%)	(13,228)	(10,677)
(-) Statutory reserve	(152,525)	(152,147)
(-) Declared dividends (a)	(98,812)	(50,716)

(*)	Proposed dividends based on the previous accounting practice (Note 2.1.3).

(a)	Declared dividends for 2010, paid in 2011, were held at the same value, even with the restatement of the financial statements for 2010.

On April 27, 2010, the minimum mandatory dividends for 2009 was approved in the amount of R$50,716 to be paid by the Parent Company and R$3,763 from our subsidiaries to third parties, totaling R$54,479. In 2010, minimum mandatory dividends totaling R$102,767, being R$98,812 declared by Gafisa and R$3,955 declared by subsidiaries.

Pursuant to Article 36 of the Company’s articles of incorporation, amended on March 21, 2007, the setting up of a statutory reserve was required. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill the corporate objective.

As of December 31, 2010, the statutory reserve for retained earnings was set up under the terms of Article 196 of Law No. 6404/76, with the objective of allocating to future investments the amount of R$152,525 (R$152,147 in 2009). The retention for 2010 is based on a business plan approved by the Company’s Board of Directors.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans

	12/31/2010	12/31/2009
	(restated)	(restated)
Gafisa	8,135	9,764
Tenda	3,820	4,234
	11,955	13,998
Alphaville	969	428
Total (Note 21)	12,924	14,426

(i)	Gafisa

The Company’s Management uses the Binomial and Monte Carlo models for pricing the options granted because of its understanding that these models are capable of including and calculating with a wider range the variables and assumptions comprising the plans of the Company.

A total of six stock option plans are offered by the Company. The first plan was launched in 2000 and is managed by a committee that periodically creates new stock option plans, determining their terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the shares to be exercised under the plans.

To be eligible for the 2006 and 2007 plans, employees are required to contribute at least 70% of their annual bonus received to exercise the options, under penalty of losing the right to exercise all options of subsequent lots.

The stock option may be exercised in one to five years subsequent to the initial date of the service period established in each of the plans. The shares are usually available to employees over a period of ten years after their contribution.

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the year ended December 31, 2010 and 2009.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(i)	Gafisa (Continued)

The Company and its subsidiaries may decide to issue new shares or transfer the treasury shares to the employees in accordance with the clauses established in the plans. The Company and its subsidiaries have the right of first refusal on shares issued under the plans in the event of dismissals and retirement. In such cases, the amounts advanced are returned to the employees, in certain circumstances, at amounts that correspond to the greater of the market value of the shares (as established in the rules of the plans) and the amount inflation-indexed (IGP-M) plus annual interest at 3%.

In 2008, the Company and its subsidiaries issued a new stock option plan. In order to become eligible for the grant, employees are required to contribute from 25% to 80% of their annual net bonus to exercise the options within 30 days from the program date.

On June 26, 2009, the Company issued a new stock option plan by granting 1,300,000 options. In addition, the exchange of the 2,740,000 options of the 2007 and 2008 plans for 1,900,000 options granted under this new stock option plan was approved.

The incremental fair value granted as a result of such modification is R$3,529, recognized to the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 63.7% p.a., expected dividends on shares of 1.91%, and average risk-free interest rate at 11.8% p.a. The volatility was set based on Gafisa's historical closing prices of stock observed between December 28, 2007 and December 30, 2010.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(i)	Gafisa (Continued)

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$6,599 for the year ended December 31, 2010 (R$ 4,447 in 2009).

On December 17, 2009, the Company issued a new stock option plan for granting 140,000 options. In addition, the exchange of the 512,280 options of the 2007 plan was approved for 402,500 options granted under this new stock option plan. The incremental fair value granted as result of these modifications is R$6,824. The assumptions made in the calculation of incremental value were as follows: expected volatility at 63.7%, expected dividends on shares at 1.91%, and average risk-free interest rate at 11.8%.

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 63.7%, expected dividends at 1.09%, and average risk-free interest rate at 11.8%. The volatility was determined based on Gafisa’s historical closing prices of stock observed between December 28, 2007 and December 30, 2010.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(i)	Gafisa (Continued)

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2010		2009
	(restated)		(restated)
	Number of options (ii)	Weighted average exercise price	Number of options (ii)	Weighted average exercise price
Options outstanding at the beginning of the year	10,245,394	12.18	11,860,550	13.12
Transfer of options of Tenda plans	2,338,380	4.39	-	-
Options granted	626,061	12.10	7,485,000	7.88
Options exercised (i)	(2,463,309)	8.30	(2,200,112)	7.82
Options exchanged	-	-	(6,504,560)	15.65
Options expired	-	-	-
Options forfeited	(1,959,195)	4.54	(395,484)	16.5

Options outstanding at the end of the year	8,787,331	11.97	10,245,394	12.18

Options exercisable at the end of the year	1,364,232	12.18	3,312,924	13.37

(i)	In the years ended December 31, 2010 and 2009, the amount received through exercised options was R$17,891 and R$9,736, respectively.

(ii)	The number of options considers the split of shares approved on February 22, 2010.

The analysis of prices is as follows, considering the split of shares on February 22, 2010:

	Reais
	2010	2009
	(restated)	(restated)
Exercise price per option at the end of the year	4.57-22.79	4.05 - 20.81

Weighted average exercise price at the option grant date	10.36	8.62

Weighted average market price per share at the grant date	10.10	8.10

Market price per share at the end of the year	12.04	14.12

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(i)	Gafisa (Continued)

The options granted will confer their holders the right to subscribe to the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at December 31, 2010 stood at 0.74% corresponding to earnings after dilution of R$0.9571 (R$0.9642 before dilution).

In the year ended December 31, 2010 the Company recognized stock option compensation expense of R$11,955 (R$13,998 in 2009), classified as operating expenses with a corresponding entry to capital reserve in equity.

(ii)	Tenda

The subsidiary Tenda has a total of three stock option plans, the first two were approved in June 2008, and the other one in April 2009. These plans, limited to the maximum of 5% of total capital shares and approved by the Board of Directors, stipulate the general terms, which, among other things, (i) define the length of service that is required for employees to be eligible to the benefits of the plans, (ii) select the employees that will be entitled to participate, and (iii) establish the purchase prices of the preferred shares to be exercised under the plans.

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk free interest rate at 11.8% p.a.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(ii)	Tenda (Continued)

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk free interest rate at 11.8% p.a. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk free interest rate at 11.8% p.a.

In the option granted in 2008, when exercising the option the base price will be adjusted according to the market value of shares, based on the average price in the 20 trading sessions prior to the commencement of each annual exercise period. The exercise price is adjusted according to a fixed table of values, according to the share value in the market, at the time of the two exercise periods for each annual lot. The stock option may be exercised by beneficiaries, who shall partially use their annual bonuses, as awarded, in up to 10 years subsequent to the initial date of the work period established in each of the plans. The shares are usually available to employees over a period of two to five years after their contribution.

In the year ended December 31, 2010, Tenda recorded stock option plan expenses amounting to R$3,820 (R$4,234 in 2009).

Due to the acquisition, by Gafisa, of the total shares outstanding issued by Tenda (Note 2), the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issue. At December 31, 2010, the amount of R$11,989, related to the reserve for granting options of Tenda is recognized in current accounts related to real estate ventures and in the equity of Gafisa.

(iii)	AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

16.	Equity (Continued)

16.3	Stock option plans (Continued)

(iii)	AUSA (Continued)

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 64.8% per year, expected dividends on shares at 3.2% and average risk-free interest rate at 11.3%. The volatility was determined based on Gafisa’s historical closing prices of stock.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2010		2009		1/1/2009
	(restated)		(restated)
	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais	Number of options	Weighted average exercise price - Reais
Options outstanding at the beginning of the year	1,557	6,469	2,138	6,843	1,474	6,523
Options granted	738	10,477	-	-	720	7,475
Options exercised	(46)	7,612	(402)	7,610	-	-
Options forfeited /sold	(317)	7,612	(179)	8,376	(56)	6,523
Options outstanding at the end of the year	1,932	8,012	1,557	6,469	2,138	6,843

The dilution percentage at December 31, 2010 stood at 0.0003%, corresponding to earnings per share after dilution of R$0,7509 (R$0,7509. before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$969 in the year ended December 31, 2010 (R$428 in 2009).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

17.	Income tax and social contribution

(i)	Current income tax and social contribution

The reconciliation of the effective tax rate for the year ended December 31, 2010 and that of December 31, 2009 is as follows:

	12/31/2010	12/31/2009
	(restated)	(restated)
Income before income tax and social contribution	310,612	180,774
Income tax calculated at the applicable rate – 34%	(105,608)	(61,463)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	96,428	48,703
Tax losses carryforwards	1,344	183
Stock option plan	(4,394)	(4,905)
Other permanent differences	(2,771)	(20,330)

Dividend paid to venture partners	7,638	-
Deferred income and social contribution taxes not recognized	(14,765)	-
Total current and deferred tax expenses:
Current	(11,834)	(20,147)
Deferred	(10,294)	(17,665)
	(22,128)	(37,812)
Effective tax rate	7.12%	20.9%

Segregation current tax – standard taxable profit regime and presumed profit regime

	12/31/2010	12/31/2009
	(restated)	(restated)
Standard taxable profit regime	(6,840)	(2,325)
Presumed profit regime	(4,993)	(17,822)
Total	(11,834)	(20,147)

(ii)	Deferred income tax and social contribution

The Company recognized tax assets on losses on income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to be used to offset the deferred tax asset, based on projections of results prepared and on internal assumptions and future economic scenarios that enable its total or partial use.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

17.	Income tax and social contribution (Continued)

(ii)	Deferred income tax and social contribution (Continued)

Deferred income tax and social contribution are from the following sources:

	2010	2009	1/1/2009
Assets	(restated)	(restated)
Provisions for legal claims	44,269	41,255	19,504
Temporary differences – PIS and COFINS	43,613	-	-
Temporary differences – CPC adjustments	45,926	39,733	21,558
Other provisions	31,954	72,809	50,939
Income and social contribution on tax loss carryforwards	200,796	128,323	76,640
Tax credits from downstream acquisition	7,472	13,644	21,611
Income and social contribution taxes not recognized	(29,241)	(14,476)	-
	344,789	281,288	190,252

Liabilities
Negative goodwill	(95,125)	(90,920)	(75,860)
Temporary differences –CPC adjustments	(20,104)	(26,601)	(18,122)
Differences between income taxed on cash basis and recorded on an accrual basis	(243,407)	(167,320)	(202,743)
	(358,636)	(284,841)	(296,725)
Total net	(13,847)	(3,553)	(106,473)

18.	Financial instruments

The Company and its subsidiaries participate in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at liquidity, return and safety. The use of financial instruments with objective of hedge is made through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc) which is approved by the Board of Directors for authorization and performance of the proposed strategy. The policy on control consists of permanently following up the contracted conditions in relation to the conditions prevailing in the market.

The Company and its subsidiaries do not invest for speculation in derivatives or any other risky assets. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company’s and its subsidiaries operations are subject to the risk factors described below:

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2010, there was no significant credit risk concentration associated with clients. The book value of financing assets represents the maximum credit risk.

b)	Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below:

In 2009, the Company had derivative financial instruments, settled in that same year, with the objective of hedging against fluctuations in foreign exchange rates.

In the year ended December 31, 2009, the amount net of R$1,234 (Note 22) related to the net positive result from the swap operations of currency and interest rates was recognized in financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet. The swap transactions described below were settled in the year ended December 31, 2009:

						Gain (loss) not realized by derivative
	Reais	Percentage		Validity		instruments – net
Swap agreements	Face	Original				(restated)
(Pre for CDI)	value	index	Swap	Beginning	End	12/31/2009
Banco ABN Amro Real S.A.	100,000	Yen + 1.4	CDI 105	November 2007	October 2009	1,018
Banco Votorantim S.A.	100,000	Dollar + 7	CDI 104	November 2007	June 2009	4,915

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(i)	Risk considerations (Continued)

b)	Derivative financial instruments (Continued)

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions in 2009.

c)	Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 9 and 10. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

d)	Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(i)	Risk considerations (Continued)

d)	Liquidity risk (Continued)

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended December 31, 2010 (restated)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	797,903	365,078	247,197	-	1,410,178
Debentures	26,532	995,114	858,285	-	1,879,931
Payables to venture partners	24,264	253,333	126,667	-	404,264
Payables to suppliers	190,461	-	-	-	190,461
	1,039,160	1,613,525	1,232,149	-	3,884,834

Year ended December 31, 2009 (restated)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	678,312	485,437	40,006	-	1,203,755
Debentures	122,377	621,000	1,175,000	-	1,918,377
Payables to venture partners	11,004	100,000	200,000	-	311,004
Payables to suppliers	194,331	-	-	-	194,331
	1,006,024	1,206,437	1,415,006	-	3,627,467

e)	Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;
Level 2: other techniques for which all data that may have a significant effect on the recognized fair value are observable, direct or indirectly.
Level 3: techniques that use data which has significant effect on the recognized fair value, not based on observable market data.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(i)	Risk considerations (Continued)

e)	Fair value classification (Continued)

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the year ended December 31, 2010 and 2009, is as follows:

December 31, 2010 (restated)	Fair value classification
	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	84,046	-
Short-term investments (Note 4.2)	-	944,766	-

December 31, 2009 (restated)	Fair value classification
	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	149,141	-
Short-term investments (Note 4.2)	-	1,131,113	-

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(i)	Risk considerations (Continued)

e)	Fair value classification (Continued)

In the years ended December 31, 2010 and 2009, there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

(ii)	Fair value of financial instruments

a)	Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, a considerable judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable. The amounts of cash and cash equivalents, marketable securities, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements. See below the carrying amounts and fair values of financial assets and liabilities at December 31, 2010, 2009 and as of January 1, 2009.

	2010		2009		1/1/2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
	(restated)		(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	256,382	256,382	292,940	292,940	191,443	191,443
Short-term investments (Note 4.2)	944,766	944,766	1,131,113	1,131,113	414,059	414,059
Trade accounts receivable (Note 5)	4,951,974	4,951,974	3,776,646	3,776,646	2,118,544	2,118,544

Financial liabilities
Loans and financing (Note 9)	1,410,178	1,412,053	1,203,755	1,204,157	1,048,176	1,048,176
Debentures (Note 10)	1,879,931	1,890,299	1,918,377	1,932,646	503,945	503,945
Payable to ventures partners (Note 12)	404,264	404,264	311,004	311,004	316,398	316,398
Payables for materials and service suppliers	190,461	190,461	194,331	194,331	112,900	112,900

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(ii)	Fair value of financial instruments (Continued)

b)	Risk of debt acceleration

As of December 31, 2010, 2009 and as of January 1, 2009 the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

c)	Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

i)
The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

ii)
Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable;

iii)	The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

iv)
In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

v)	Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(ii)	Fair value of financial instruments (Continued)

c)	Market risk (Continued)

vi)	Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

vii)	The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

viii)	The opportunities for development may decrease.

ix)	The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

x)
Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

xi)	Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

xii)
Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s businesses and maximize the value to shareholders.

The Company controls its capital structure making adjustments to the current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans, issue debentures.

There were no changes in objectives, policies or procedures during the years ended December 31, 2010 and 2009.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	2010	2009	1/1/2009
	(restated)	(restated)
Loans and financing (Note 9)	1,410,178	1,203,755	1,048,176
CCI	88,442
Debentures (Note 10)	1,879,931	1,918,377	503,945
Payables to venture partners (Note 12)	404,264	300,000	300,000
(-) Cash and cash equivalents and short-term investments (Note 4)	(1,201,148)	(1,424,053)	(605,502)
Net debt	2,581,667	1,998,079	1,246,619
Equity	3,632,172	2,384,181	2,195,621
Equity and net debt	6,213,839	4,382,260	3,442,240

(iv)	Sensitivity analysis

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Company. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(iv)	Sensitivity analysis (Continued)

At December 31, 2010 and 2009 and as of January 1, 2009, the Company has the following financial instruments:

a)	Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificate (CDI)
b)	Loans and financing and debentures linked to the Referential Rate (TR)
c)	Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC)

The scenarios considered were as follows:

Scenario I: Probable – management considered a 50% increase in the variables used for pricing
Scenario II: Possible – 25% increase/decrease in the risk variables used for pricing
Scenario III: Remote – 50% decrease in the risk variables used for pricing

The chart below shows the sensitivity analysis of financial instruments describing the risks that may incur material losses to the Company, considering the most probable scenario (scenario I), according to the assessment made by the Management. In addition, two other scenarios are described as provided for by CVM, through Rule No. 475/08, in order to show a deterioration of 25% and 50% in the risk variable considered, respectively (scenarios II and III).

As of December 31, 2010 (restated):

		Scenario
			I	II	III
Instrument	Risk	Expected	Increase	Decrease	Decrease

Short-term investments	Increase/Decrease of CDI	41,219	20,609	(20,609)	(41,219)
Loans and financing	Increase/Decrease of CDI	(31,913)	(15,956)	15,956	31,913
Debentures	Increase/Decrease of CDI	(31,785)	(15,892)	15,892	31,785
Net effect of CDI variation		(22,479)	(11,239)	11,239	22,479

Loans and financing	Increase/Decrease of TR	(6,151)	(3,076)	3,076	6,151
Debentures	Increase/Decrease of TR	(10,177)	(5,089)	5,089	10,177
Net effect of TR variation		(16,328)	(8,165)	8,165	16,328

Debentures	Increase/Decrease of IPCA	(334)	(167)	167	334
Net effect of IPCA variation		(334)	(167)	167	334

Trade accounts receivable	Increase/Decrease of INCC	113,759	56,880	(56,880)	(113,759)
Inventory	Increase/Decrease of INCC	56,323	28,161	(28,161)	(56,323)
Net effect of INCC variation		170,082	85,041	(85,041)	(170,082)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

18.	Financial instruments (Continued)

(iv)	Sensitivity analysis (Continued)

As of December 31, 2009 (restated):

		Scenario
			I	II	III
Instrument	Risk	Expected	Decrease	Increase	Decrease

Short-term investments	Increase/Decrease of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	Increase/Decrease of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	Increase/Decrease of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	Increase/Decrease of TR	(1,469)	734	(734)	1,469
Debentures	Increase/Decrease of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Trade accounts receivable	Increase/Decrease of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	Increase/Decrease of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

(v)	Embedded derivative

The shareholders' agreement includes an obligation for the Company to purchase in 2012  the remaining 20% of AUSA's ordinary shares which are held by non-controlling interest shareholders. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion.  There is an embedded derivative component to the shareholders' agreement, relating to the obligation to purchase additional AUSA shares.  As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA's capital stock, no derivative asset or liability has been recorded.

The future settlement in cash, or shares represents an estimated amount of R$200,800 (remaining 20%) as at December 31, 2010, R$256,000 (remaining 40%) as at December 31, 2009 and R$162,832 (remaining 40%) as at January 1, 2009.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

19.	Related parties

19.1	Balances with related parties

The balances between the parent and jointly-controlled companies are realized under conditions and prices established between the parties.

Current account	12/31/2010	12/31/2009	1/1/2009
	(Restated)	(Restated)
Assets
Current account (c):
Condominium and consortia (b)	16,767	49,270	9,575
Purchase/sale of interests	(26,318)	(15,459)	(20,565)
Total SPEs	66,122	(38,189)	61,817
Third party’s works (a)	18,625	11,600	9,684
Loan receivable (d)	71,163	17,344	13,922
Future capital contributions	-	-	49,113
	146,359	24,566	123,546

Current portion	75,196	7,222	109,624
Non-current portion	71,163	17,344	13,922

(a)	Refers to operations in third-party’s works.

(b)	Refers to transactions between the consortium leader and partners and condominiums.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

19.	Related parties (Continued)

19.1	Balances with related parties (Continued)

(c)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(d)
The loans of the Company and its subsidiaries, shown below, are made because these subsidiaries need cash for carrying out their respective activities, being subject to the respective financial charges. It shall be noted that the Company’s operations and businesses with related parties follow the market practices (arm’s length). The businesses and operations with related parties are carried out based on conditions that are strictly on arm’s length transaction basis and appropriate, in order to protect the interests of the both parties involved in the business. The composition and nature of the loan receivable by the Company is shown below.

	12/31/2010	12/31/2009	1/1/2009	Nature	Interest rate
	(restated)	(restated)
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	144	1,380	2,607	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	7,340	1,786	116	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	677	-	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	1,478	1,252	991	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-51 Emp. Imobiliários Ltda.	567	715	873	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Emp. Imobiliários Ltda.	2,503	1,462	1,540	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	939	817	514	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	1,557	3,756	3,088	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	10	9		Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	791	-		Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	23,342	-		Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,356	-		Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	101	-		Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	48	-		Construction	10% p.a. fixed rate + TR
Gafisa SPE-50 Emp. Imobiliários Ltda.	-	3,774	1,339	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Emp. Imobiliários Ltda.	-	1,582	896	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empr. Imobiliários Ltda.	-	447	683	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Emp. Imobiliários Ltda.	-	364	301	Construction	3% p.a. fixed rate + CDI
RN Incorporações Ltda	-	-	974	Construction	12% p.a. fixed rate + IGPM
Total Company	41,853	17,344	13,922

Fit Jardim Botanico SPE Emp. Imob. Ltda	15,002	-	-	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda	4,440	-	-	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda	767	-	-	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda	3,864	-	-	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	2,537	-	-	Construction	113.5% of 126.5% of CDI
Fit 25 SPE Emp. Imob. Ltda.	1,609	-	-	Construction	120% of 126.5% of CDI
Other	1,091	-	-
Total consolidated	71,163	17,344	13,922

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

19.	Related parties (Continued)

19.1	Balances with related parties (Continued)

In the year ended December 31, 2010 the recognized financial income from interest on loans amounted to R$3,074 (R$1,144 in 2009) (Note 22).

Information regarding with management’s transactions and compensation is described in Note 23.

19.2	Endorsements, guaranties and sureties

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners in the amount of R$1,443,637 at December 31, 2010.

20.	Net operating revenue

	2010	2009
	(restated)	(restated)

Real estate development, sale and barter transactions	3,834,230	3,144,983
Provision for cancelled contracts	(182,832)	(48,102)
Construction services	24,289	47,999
Taxes on services and revenues	(272,637)	(108,523)
Net operating revenue	3,403,050	3,036,357

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

21.	Costs and expenses by nature

These are represented by the following:

	2010	2009
Cost of real estate development and sale:	(restated)	(restated)
Construction cost	2,089,774	1,770,772
Land cost	324,813	244,816
Development cost	66,101	49,985
Capitalized financial charges	138,996	94,704
Maintenance / warranty	14,869	7,908
Provision for cancelled contracts	(173,635)	(24,423)
	2,460,918	2,143,762
Commercial expenses:
Marketing expenses	124,103	111,990
Brokerage and sale commission	95,549	86,223
Institutional marketing expenses	16,923	15,271
Customer relationship management expenses	13,162	11,877
Other	16,923	15,271
	266,660	240,632
General and administrative expenses:
Salaries and payroll charges	110,282	112,195
Employee benefits	9,931	10,103
Travel and utilities	9,680	9,848
Services	14,759	15,015
Rents and condominium fees	10,609	10,793
IT	11,136	11,329
Organizational development	6,347	6,457
Stock option plan (Note 16.3)	12,924	14,427
Reserve for profit sharing (Note 23 (iii))	36,612	28,237
Other	14,474	14,725
	236,754	233,129

22.	Financial income (expenses)

	2010	2009
	(restated)	(restated)
Income from financial investments	107,225	64,322
Financial income on loan with related parties (Note 19.2)	3,074	1,144
Other interest income	7,009	2,688
Other financial income	10,777	15,936
Derivative transactions (Nota 18)	-	45,476
Financial income	128,085	129,566

Interest on funding, net of capitalization	(149,056)	(153,352)
Amortization of debenture cost	(6,560)	(1,144)
Payables to venture partners (Note 12)	(29,432)	(30,178)
Banking expenses	(10,441)	(5,407)
Other financial expenses	(14,713)	(3,781)
Derivative transactions (Note 18)	-	(46,710)
Financial expenses (Note 9)	(210,202)	(240,572)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

23.	Transactions with the management and employees

(i)	Management’s compensation

The amounts recorded in the account “General and administrative expenses” in the period ended December 31, 2010 related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Fiscal Council	Statutory Board	Total 12/31/2010	Total 12/31/2009
				(restated)	(restated)
Number of members	6	3	5	14	11
Annual fixed compensation (in R$)	955	137	2,820	3,912	3,533
Salary / Fees	955	137	2,630	3,722	3,340
Direct and indirect benefits	-	-	190	190	193
Other	-	-	-	-	-
Variable compensation (in R$)	-	-	5,250	5,250	3,459
Bonus	-	-	5,250	5,250	3,459
Profit sharing	-	-	-	-	-
Post-employment benefits	-	-	-	-	-
Share-based payment	-	-	3,787	3,787	9,452
Monthly compensation (in R$)	80	11	988	1,079	1,370
Total compensation	955	137	11,857	12,949	16,444

The annual aggregate amount to be distributed among the Company’s key management personnel for 2010 as fixed and variable compensation is R$9,782 according to the Annual Shareholders’ Meeting held on October 14, 2010.

(ii)	Sales

As of December 31, 2010 the total sales of unit sold to the management is R$3,673 (R$4,888 in 2009) and total receivables is R$9,842 (R$4,543 in 2009).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of December 31, 2010, the Company recorded a provision for profit sharing amounting to R$36,612 in consolidated balance (R$28,237 in 2009) under the heading general and administrative expenses (Note 21).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

24.	Insurance

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

The chart below shows coverage by insurance policy and respective amounts at December 31, 2010:

Insurance type	Coverage R$
Engineering risks and completion guarantee	2,873,500
Policy outstanding	240,000
Directors & Officers liability insurance	115,000
3,228,500

The assumptions adopted, given their nature, are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

25.	Earnings per share

In accordance with CPC 41, the Company shall present basic and diluted earnings per share. The comparison data of basic and diluted earnings per share shall be based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable noncontrolling interest (see Note 2.1.1. Information regarding subsidiary - AUSA) had been issued during the respective periods, utilizing the weighted average stock price.

As mentioned in Note 1, on February 22, 2010, the split of our common shares was approved at the ratio of one share to two new shares issued, increasing the number of shares  to 334,154,274 from 167,077,137. All information related to the number of shares was retrospectively adjusted in order to reflect the split of shares of February 22, 2010.

When the exercise price for the purchase of shares is higher than the market price of shares, the diluted earnings per share are not affected by the stock option. According to CPC 41, dilutive potential shares are not considered when there is a loss, because that would have antidilutive effect. For the year ended December 31, 2010, 0.77% of dilutive potential shares were not considered.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

25.	Earnings per share (Continued)

The following table shows the calculation of basic and diluted earnings per share.

	2010	2009
	(restated)	(restated)
Basic numerator
Proposed dividends	98,812	50,716
Undistributed earnings	165,753	51,024
Undistributed earnings, available for the holders of common shares	264,565	101,740

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	412,434	267,174

Basic earnings per share – R$	0.6415	0.3808

Diluted numerator
Proposed dividends	98,812	50,716
Undistributed earnings	165,753	51,024

Undistributed earnings, available for the holders of common shares	264,565	101,740

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	412,434	267,174
Stock options	3,198	-
Noncontrolling interest shares	17,465	46,602
Weighted average number of shares (i)	433,097	313,776

Diluted earnings per share – R$	0.6109	0.3242

(i)	All amounts were retrospectively adjusted to reflect the split of shares approved at the shareholders’ meeting of February 22, 2010.

26.	Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company's management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

26.	Segment information (Continued)

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments analyse operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A. (i)	Tenda	AUSA	2010
	(restated)	(restated)	(restated)	(restated)

Net operating revenue	1,894,498	1,061,588	446,964	3,403,050
Operating cost	(1,477,751)	(731,991)	(251,176)	(2,460,918)

Gross profit	416,747	329,597	195,788	942,132

Depreciation and amortization	(19,224)	(13,588)	(1,004)	(33,816)
Financial expenses	(146,539)	(40,159)	(23,505)	(210,203)
Financial income	106,869	12,542	8,674	128,085
Tax expenses	(13,084)	5,982	(15,026)	(22,128)

Net income for the year attributable to owners of Gafisa S.A.	116,824	82,495	65,246	264,565

Customers (short and long term)	2,752,589	1,835,541	363,844	4,951,974
Inventories (short and long term)	1,323,170	695,663	187,239	2,206,072
Other assets	1,241,859	524,045	116,841	1,882,745

Total assets	5,317,618	3,055,249	667,924	9,040,791

Total liabilities	3,556,133	1,386,320	466,166	5,408,619

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

26.	Segment information (Continued)

	Gafisa S.A. (i)	Tenda	AUSA	Total 2009
	(restated)	(restated)	(restated)	(restated)

Net operating revenue	1,771,206	988,444	276,707	3,036,357
Operating cost	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	474,170	316,815	101,610	892,595

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Financial expenses	(191,926)	(35,679)	(12,967)	(240,572)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(7,915)	(21,929)	(7,968)	(37,812)

Net income for the year attributable to owners of Gafisa S.A.	39,304	38,670	23,766	101,740

Customers (short and long term)	2,338,464	1,203,001	235,181	3,776,646
Inventories (short and long term)	1,114,339	478,520	155,598	1,748,457
Other assets	1,268,000	562,127	100,191	1,930,318
Total assets	4,720,803	2,243,648	490,970	7,455,421

Total liabilities	3,567,360	1,112,752	391,128	5,071,240

(i)	Includes all subsidiaries, except Tenda and Alphaville Urbanismo S.A.

27.	Subsequent events

Accounts receivables

On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest).

The Assigned Credits has criteria of eligibility for the acquisition on the date of signature of the Assignment Contract. After the settlement, the Company shall undertake to regularize the assigned contracts according to the eligibility criteria in up to 18 months.

During the regularization period, Gafisa was hired in a discretionary way and will be remunerated for performing, among other duties, receivables collection management, guarantee of the Assignment, and collection of past due receivables. After the regularization period, receivable management will be performed by an outsourced company, as provided under the transaction contract.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Accounts receivables (Continued)

On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the Assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 – Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the SFH debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$41,456. The financial investment - CDB – has grace period of 90 days before released.

The Company and its subsidiaries entered into on December 22, 2011 a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The subject of such Assignment Contract is the definitive assignment by the Assignor to the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097.

Gafisa was engaged to perform, among other duties, the reconciliation of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

Loans and financing

On June 27, 2011, eight certificates of bank credit (CCBs) were issued in the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A.

On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of Commercial Promissory Notes was approved in two series, the first in the amount of R$150,000 and the second in the amount of R$80,000, totaling R$230,068. The issuance count on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Renegotiation of the restrictive debenture covenants

Subsequent to December 31, 2010, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, the Company started to renegotiate with debenture holders a waiver for not complying with the ratios provided for such covenants.

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

Total Receivables +Unappropriated Income + Total Inventory   > 1.5
Net Debt + Properties Payable + Unappropriated Cost

The amendment above does not imply accelerated maturity of the agreed-upon obligations in view of such Indenture, even in relation to the occasional non-fulfillment during the last quarter of 2011.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Renegotiation of the restrictive debenture covenants (Continued)

I.
Amend the formula provided in line “m” of item 4.12.1 of the Covenant Four of the Indenture, which will have a new wording, as mentioned below, so that the calculation of the financial ratios provided for in the Indenture for the first quarter of 2012 are made by adopting the new methodology “m) non-compliance, by the Issuer, while there are Debentures outstanding, with the following financial ratios and limits (“Financial Ratios and Limits”):

1.	{Total Debt – (Venture Debts + Short-term investments and Cash and Cash Equivalents)} ≤ 75% ;
Equity
2.	{Total Receivables + Inventory of Finished Properties } ≥ 2.2 or < 0 ;
Total Debt

A.	For the purposes of the provisions of line (m):
(...)

(c)
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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Renegotiation of the restrictive debenture covenants (Continued)

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

Default on the CCB restrictive covenants and waiver

In January 2012, the Company was in default on the restrictive covenants of a CCB in the amount of R$100 million because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Stock options

Gafisa

On April 1, 2011, a stock option plan was issued by the Company, granting 1,435,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On July 13, 2011, a stock option plan was issued by the Company, granting 11,420,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 12.16%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

AUSA

On April 1, 2011, a stock option plan was launched by the Company, granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 40%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

27.	Subsequent events (Continued)

Annual Shareholders’ Meeting of the Gafisa S.A.

Gafisa S.A.

On May 11, 2012, the Annual Shareholders’ Meeting of the Gafisa was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2011; (ii) election of members to the Board of Directors and to the Fiscal Council; and (iii) setting of the annual aggregate amount to be distributed among its key management personnel and fiscal council members.

Construtora Tenda S.A.

On April 27, 2012, the Annual Shareholders’ Meeting of the subsidiary Tenda was held, in which the following main resolutions were taken: (i) approval of the financial statements for the year ended December 31, 2011; (ii) election of members to the Board of Directors and to the Fiscal Council; and (iii) setting of the annual aggregate amount to be distributed among its key management personnel and fiscal council members.

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

New York Stock Exchange Communication

The Company's annual report on Form 20-F for the year ended December 31, 2010 was due to be filed with the United States Securities and Exchange Commission (“SEC”) on June 30, 2011. That filing deadline was subsequently extended for two weeks under Form 12(b)-25, although the 2010 Form 20-F filing was not made within that period of time. The Company's annual report on Form 20-F for the year ended December 31, 2011 was due to be filed with the SEC on April 30, 2012. That filing deadline was subsequently extended for two weeks under Form 12(b)-25, although the 2011 Form 20-F filing was not made within that period of time.

The Company has made and received various communications with the New York Stock Exchange (“NYSE”) related to its delinquent SEC filings, and the need for the Company to become current with such filings to maintain its NYSE listing.

In its most recent communications with the Company dated May 17, 2012, the NYSE indicated that it will closely monitor the status of the Company's late filings and related public disclosures for up to six months from its due date (December 31, 2011 with respect to the 2010 Form 20-F). The NYSE has explained that if an issuer fails to file its annual report within six months from the filing due date, the NYSE may at its sole discretion, allow the issuer to trade on the NYSE for up to an additional six months depending on specific circumstances, as outlined in the rule. In its letter, the NYSE went on to explain that it is expected that an issuer will submit an official request for consideration in such circumstances. If the NYSE determines that an additional six month period is appropriate, and the issuer fails to file the report by the end of that period, suspension and de-listing procedures will generally commence. Regardless of the standard procedures, the NYSE may commence de-listing procedures at any time during the period if circumstances warrant.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009

a)	Description of the GAAP differences

The Company's accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP.

A summary of the Company's principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

On July 1, 2009, the United States Financial Accounting Standards Board (the “FASB”) issued the FASB Accounting Standards Codification (the “ASC” or “Codification”), which became the single source of authoritative non-SEC US GAAP for nongovernmental entities. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or EITF Abstracts. New US GAAP standards are issued in the form of an Accounting Standards Update (“ASU”), which includes revisions to the Codification. ASU’s are not authoritative in their own right; only the content in the Codification itself, as revised by the FASB, is authoritative. United States Securities and Exchange Commission (“SEC”) rules and interpretive releases are also authoritative for SEC registrants, including the Company.

(i)	Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of its subsidiaries listed in Note 2. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders' agreements; accordingly, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest held in the capital of the corresponding investee.

Under US GAAP, because such investments provide substantive participating rights granted to the noncontrolling shareholder, they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are accounted for on the equity method of accounting.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(i)	Principles of consolidation (Continued)

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

Under Brazilian GAAP, real estate development and retail land sales revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting, by project measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to each real estate development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues starts to be recognized under the percentage-of-completion, when the Company is no longer able to cancel the launched project, after the sales period established by law.

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

b.	The buyer is committed to the extent of being unable to require a refund except for non-delivery of the unit.
c.	Sufficient units have already been sold to assure that the entire property will not revert to rental property.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(ii)	Revenue recognition (Continued)

d.	Sales prices are collectible.
e.	Aggregate sales proceeds and costs can be reasonably estimated.

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable which in turn is supported by substantial initial and continuing investments. When determining if he buyer´s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, is considered determined based on contractual termination clauses, is excluded, pursuant to USGAAP ASC 360.20.40, This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification to the minority interest for this adjustment was R$2,704, and R$28,832 for the years ended December 31, 2010, 2009, respectively.

The Company also determined the effect for their investments in afiliates that are recognized trough the equity method under US GAAP. This reclassification resulted in R$(34,114) in 2010 as a consequence of the increased affiliated entities in 2010 that are recognized trough the equity method.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(iii)	Capitalized interest

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

Before 2006, the Company capitalized interest under BR GAAP only for the loans directly attributed to an ongoing project of construction of a real estate venture. From 2006 for USGAAP purposes, the capitalization of interest was recorded as a weighted-average of the total loans that the Company had for the years ended of the financial statements. Due to the fact above a difference of GAAP was created for the projects that exist in 2006. The GAAP difference is amortizing year to year based on the sales and conclusion of the projects for which the interests were capitalized. As of December 31, 2010, there is no GAAP difference between BR and US GAAP.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(iv)	Stock option plan (Continued)

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. As the awards are indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards are remeasured at fair value through the statement of income at each reporting period until settlement. Remeasurement of liability awards can either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the years ended December 31, 2008 and 2007, and thereafter using the Binomial and Monte Carlo models.

For purposes of the US GAAP net income (loss) and equity reconciliations, stock option compensation expenses of R$10,106 and R$7,194 for the years ended December 31, 2010 and 2009, comprised of (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$12,924 and R$14,427 for the years ended December 31, 2010 and 2009, respectively; and (ii) recording of stock option compensation expense under US GAAP of R$2,818 and R$7,233 for the years ended December 31, 2010 and 2009, respectively. A reduction of equity of R$12,272 and R$3,939 was recorded at December 31, 2010 and 2009.

(v)	Earnings (loss) per share

Under US GAAP,  the presentation of earnings (loss) per share is required for public companies, including earnings (loss) per share from continuing operations and net income (loss) per share on the face of the statement of income (loss), and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of income (loss) or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings (loss) per share data should be based on the weighted average number of shares outstanding during the period and all dilutive potential shares outstanding during each period presented, respectively.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(v)	Earnings (loss) per share (Continued)

On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two new issued shares, increasing the number of then outstanding shares from 167,077,137 to 334,154,274. As required by BR and US GAAP and, all information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the stock split on February 22, 2010.

The Company has issued employee stock options (Note 16.3), the dilutive effects of which are reflected in diluted earnings (loss) per share by application of the "treasury stock method". Under the treasury stock method, earnings (loss) per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of shares, diluted earnings (loss) per share are not affected by the stock options. Under US GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti dilutive. For the year ended December 31, 2010, 20.7 million potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss allocated) to Common shareholders and weighted average Common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2010	2009
Basic numerator	(restated)	(restated)
Dividends proposed	98,812	50,716
U.S. GAAP undistributed loss	(193,595)	(185,095)
Allocated U.S. GAAP undistributed loss available for Common shareholders	(94,783)	(134,379)

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	412,434	267,174

Basic loss per share – U.S. GAAP - R$	(0.2298)	(0.5030)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(v)	Earnings (loss) per share (Continued)

	2010	2009
	(restated)	(restated)
Diluted numerator
Dividends proposed	98,812	50,716
U.S. GAAP undistributed loss	(193,595)	(185,095)

Allocated U.S. GAAP undistributed loss available for Common shareholders	(94,783)	(134,379)

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	412,434	267,174
Stock options	3,198	-
Non controlling interest shares	17,465	46,602
Antidilutive effect	(20,663)	(46,602)

Diluted weighted-average number of shares	412,434	267,174

Diluted loss per share – U.S. GAAP - R$	(0.2298)	(0.5030)

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

(vi)	Business combinations

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill is normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. As indicated in Note 3, effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment, except when it is based on future results. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2010 was R$193,542 (2009 – R$195,088), which was being amortized to income over a period of up to 10 years until December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2010 and 2009 and as of January 1, 2009 was R$62,536.

a)	Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008. As part of the acquisition of a controlling interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$411,241, acquiring 60% of the shareholders' equity of Tenda (book value of the 60% interest representing an investment in net assets of R$621,643), which had a total shareholders' equity book value of R$1,036,072.

Under Brazilian GAAP, the sale of the 40% ownership interest in FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$210,402, reflecting the gain on the sale of the interest in FIT Residencial. From October 22 to December 31, 2008 under Brazilian GAAP, the Company amortized the total amount of R$ 210,402 of the negative goodwill, represented by the gain on the partial sale of Fit Residencial, as required by the adoption of the new CPC’s.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations (Continued)

a)	Tenda transaction (Continued)

Under US GAAP, the Company recorded the transfer of Fit Residencial as a partial sale to the noncontrolling shareholders of Tenda and a gain of R$212,149 was recorded in the net income for the year ended December 31, 2008. The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	(155,554)
212,149

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the years ended December 31, 2010 and 2009, the amount of R$11,851 were amortized per year. At December 31, 2010, accumulated amortization was R$26,039, and the remaining net book value of R$35,149 will be amortized ratably through October 2013. And R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations (Continued)

a)	Tenda transaction (Continued)

As mentioned in Note 1, on December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

b)	Alphaville transaction

Alphaville redeemable noncontrolling interest

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of Alphaville, a company which develops and sells residential lots throughout Brazil. This transaction was consummated on January 8, 2007 and was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007 without any restriction. The Company initially acquired 60% of Alphaville's shares for R$198,400, of which R$20,000 was paid in cash and the remaining R$178,400 in the Company's own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$134,029 which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed.

The Company reevaluated the Alphaville Urbanismo S.A. (AUSA) purchase contract and determined that the non-controlling interest was redeemable. The non-controlling interest is redeemable in two blocks of 20% of the shares in 2010 and 2012. The Company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity (“mezzanine”). The initial recognition was its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements to fair value of the redemption amount following the allocation of NCI profit or loss for the period are adjusted against retained earnings of the Company in accordance with ASC 480-10-S99-3A-15 and 3A-16C.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations (Continued)

b)	Alphaville transaction (Continued)

On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement. The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$126,490 was paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$20,902 and R$184,656, respectively.

Under US GAAP, acquired intangible assets include, R$168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$16,583 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %
	At 100	At 60
	(restated)	(restated)
Current assets	69,371	41,623
Long-term receivables	85,162	51,097
Other assets	5,695	3,417
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)
Income taxes	(28,095)	(16,857)
Total liabilities assumed	(172,159)	(103,295)

Net assets acquired	295,829	177,498

For the year ended December 31, 2010, the Company amortized R$33,115 (2009 - R$24,305) of the fair value assigned in the purchase price allocation. At December 31, 2010, accumulated amortization was R$92,877.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations (Continued)

c)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value ("VGV") of the projects launched by Nova Cipesa through 2014, not to exceed R$ 25,000, totaling the acquisition amount of R$90,000 and goodwill amounting to R$40,687 was recorded, based on expected future profitability under BR GAAP.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and inventory recorded in connection with the acquisition totaled R$41,634 and R$51,597, respectively.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value - %
	At 100	At 70
	(restated)	(restated)
Current assets	96,675	67,672
Other assets	8	6

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)
Income taxes	(25,061)	(17,543)
Total liabilities assumed	(27,588)	(19,312)

Net assets acquired	69,095	48,366

For the year ended December 31, 2010, the Company amortized R$9,119 (zero in 2009) of the fair value assigned in the purchase price allocation.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

a)	Description of the GAAP differences (Continued)

(vi)	Business combinations (Continued)

d)	Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco through special purpose entities, as follow: Blue I (66.67%), Blue II (50%), Jardim Lorean (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$40,000.

Under US GAAP, the total cost of the acquisition has been allocated to the asset acquired and the liabilities assumed based on their respective fair values. Negative goodwill for those entities totaled R$11,434, which was allocated as a pro rata reduction to the acquired assets. This negative goodwill results primarily from market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

The combined fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

Combined fair value at 100%

Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(vii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 28(f)(i)). The reclassifications are summarized as follows:

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

(vii)	Classification of balance sheet line items (Continued)

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•
Under Brazilian GAAP, restricted short-term investments is presented as short-term investment in the balance sheet.  For US GAAP purposes, restricted short-term investments is presented separately from other short-term investments.

•
Under BR GAAP accounts receivable present value adjustment and monetary variation are recorded in the operating revenue. For US GAAP purpose the realization of accounts receivable present value adjustment and monetary variation are classified in the financial income/expense.

•
For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by US GAAP. These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the presentation of the balance sheet, R$11,410 was adjusted for US GAAP as at December 31, 2009, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

•
Under Brazilian GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented net of accumulated amortization, as deferred expenses in current and non-current assets.

•
Under Brazilian GAAP, deferred income taxes are netted and classified as non-current liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

(vii)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 28(f)(ii)). The reclassifications are summarized as follows:

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

•	The net income differences between Brazilian GAAP and US GAAP (Note 28(b)(i)) were incorporated in the statement of income (loss) in accordance with US GAAP.

viii)	Tenda’s share issuance cost

Under US GAAP the share´s issuance cost incurred for the acquisition of the remaining 40% of TENDA for R$11,072 is not expensed, but considered as part of the equity. For BR GAAP purposes, the Company has expensed the cost resulting from that transaction considering that has not material effect over the net income before taxes and shareholder’s equity under local GAAP.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note	2010	2009
		(restated)	(restated)
Net income under Brazilian GAAP attributable to owners of Gafisa S.A.		264,565	101,740
Revenue recognition - net operating revenue	28(a)(ii)	(1,049,492)	(1,089,474)
Revenue recognition - operating costs	28(a)(ii)	655,186	754,150
Amortization of capitalized interest	28(a)(iii)	-	(5,771)
Stock compensation (expense) reversal	28(a)(iv)	10,106	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	28(a)(vi)	-	(9,114)
Business Combination of Tenda, Redevco and Cipesa	28(a)(vi)	(14,964)	(2,973)
Business Combination of Alphaville	28(a)(vi)	(34,960)	(16,786)
Other, net		-	141
Reclassification of noncontrolling interest		-	30,178
Noncontrolling interests on adjustments above		2,704	28,832
Tenda’s share issuance cost		-	11,072
Equity pick-up		(34,114)	(24,330)
Deferred income tax on adjustments above		106,186	80,762
Net loss attributable to owners of Gafisa under US GAAP		(94,783)	(134,379)

Net income attributable to the noncontrolling interests under US GAAP		21,214	30,333
Net loss for the year under US GAAP		(73,569)	(104,046)
Weighted-average number of shares outstanding in the year
(in thousands) (i) - Common shares		412,434	267,174
Loss per share
Common (i)
Basic		(0.2298)	(0.5030)
Diluted (anti dilutive effect)		(0.2298)	(0.5030)

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP (Continued)

(ii)	Equity

	Note	2010	2009
		(restated)	(restated)
Equity under Brazilian GAAP		3,570,750	2,325,634
Revenue recognition - net operating revenue	28(a)(ii)	(3,188,782)	(2,139,288)
Revenue recognition - operating costs	28(a)(ii)	2,117,322	1,462,135
Liability-classified stock options	28(a)(iv)	(12,272)	(3,939)
Reversal of goodwill amortization of Alphaville	28(a)(vi)	18,234	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	28(a)(vi)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	28(a)(vi)	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	28(a)(vi)	64,560	79,524
Business Combination – Alphaville	28(a)(vi)	(73,848)	(38,888)
Other, net		(1,844)	(447)
Noncontrolling interests on adjustments above		51,773	49,069
US GAAP adjustments for equity accounted investees		(58,441)	(24,330)
AUSA - redeemable noncontrolling interests	28(a)(vii)	(179,303)	(246,498)
Deferred income tax on adjustments above		330,495	225,012

Gafisa equity under US GAAP		2,611,844	1,679,418

Noncontrolling interests under US GAAP		20,833	18,426

Total equity under US GAAP		2,632,677	1,697,844

Condensed changes in total equity under US GAAP

		2010	2009
		(restated)	(restated)
At beginning of the year		1,697,844	1,886,031
Capital increase, net of issuance expenses		1,062,439	9,736
Stock options		2,166	-
Sale of treasury shares		-	82,046
Net loss attributable to Gafisa		(94,783)	(134,379)
Tenda’s shares issuance cost		-	(11,072)
Minimum mandatory dividend		(102,932)	(50,716)
Noncontrolling interests		2,407	16,927
AUSA - redeemable noncontrolling interest(1)	28(a)(vii)	67,195	(100,729)
Other		(1,659)	—

At end of the year		2,632,677	1,697,844

(1)	Refers to redemption of noncontrolling interest of 20% in the amount of R$123,164 net of restatement of the fair value in the amount of R$55,969.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP (Continued)

(ii)	Equity (Continued)

Condensed Equity under US GAAP

	2010	2009
Equity	(restated)	(restated)
Common shares, comprising 430,915,889 shares outstanding (2009 – 333,554,788)	2,654,836	1,586,184
Treasury shares	(1,731)	(1,731)
Retained earnings (accumulated loss)	(41,261)	94,965

Total Gafisa equity	2,611,844	1,679,418

Noncontrolling interests	20,833	18,426

Total equity	2,632,677	1,697,844

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

c)	Accounting pronouncements adopted (Continued)

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. There is no material impact in the financial statements upon adoption of this standard on January 1, 2010.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

c)	Accounting pronouncements adopted (Continued)

Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. There is no material impact in the financial statements upon adoption of this standard on January 1, 2010.

d)	Accounting pronouncements not yet adopted

The FASB issued ASU 2010-25 Plan Accounting – Defined Contribution Pension Plan (Topic 962) which amends the requirement that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company is evaluating if the adoption of ASU 2010-25 will have an impact on its consolidated financial statements.

The FASB issued ASU 2010-20 Receivables (Topic 310) which improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The Company is evaluating if the adoption of ASU 2010-20 will have an impact on its consolidated financial statements.

The FASB issued ASU 2010-18 Receivables (Topic 310) which clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The Company is evaluating if the adoption of ASU 2010-18 will have an impact on its consolidated financial statements.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

d)	Accounting pronouncements not yet adopted (Continued)

The FASB issued ASU 2010-11 Derivatives and Hedging (Topic 815) which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The Company is evaluating if the adoption of ASU 2010-11 will have an impact on its consolidated financial statements.

The FASB issued ASU 2010-10 Consolidation (Topic 810) which defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. The Company is evaluating if the adoption of ASU 2010-10 will have an impact on its consolidated financial statements.

The FASB issued ASU 2010-09 Subsequent Events (Topic 855) which addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. The Company is evaluating if the adoption of ASU 2010-09 will have an impact on its consolidated financial statements.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

d)	Accounting pronouncements not yet adopted (Continued)

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company is evaluating if the adoption of ASU 2010-09 will have an impact on its consolidated financial statements.

The FASB issued ASU 2010-28, Intangibles – Goodwill and Others (Topic 350): When to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts in December 2010. This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in the earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Company is evaluating if the adoption of ASU 2010-28 will have an impact on its consolidated financial statements.

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

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

d)	Accounting pronouncements not yet adopted (Continued)

The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company applied the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. The Company is evaluating if the adoption of ASU 2009-29 will have an impact on its consolidated financial statements.

The FASB issued ASU 2011-04, Fair Value Measurements (Topic 820), which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company is evaluating if the adoption of ASU 2011-04 will have an impact on its consolidated financial statements.

The FASB issued ASU 2011-08, Intangibles – Goodwill and other (Topic 350), which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is evaluating if the adoption of ASU 2011-08 will have an impact on its consolidated financial statements.

The FASB issued ASU 2011-10, Property, Plant and Equipment (Topic 360), which the objective of this update is to resolve the diversity in practice about whether the guidance in Subtopic 360-20 applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. The Company is evaluating if the adoption of ASU 2011-10 will have an impact on its consolidated financial statements.

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

d)	Accounting pronouncements not yet adopted (Continued)

The FASB issued ASU 2011-11, Balance Sheet (Topic 210), which determines that the new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. This ASU will not have a material effect on the Company’s financial position or results of operations, but will change the Company’s disclosure policies for financial derivative instruments. The Company is evaluating if the adoption of ASU 2011-11 will have an impact on its consolidated financial statement.

(i)	Additional information - stock option plan

The Company has adopted the modified prospective transition method and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions were: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

As of December 31, 2010, all the liability-classified awards were remeasured at their fair value and amounted to R$12,272 (2009 – R$3,939). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled an expense of R$12,924 in the year ended December 31, 2010 (2009 – reversal of R$7,233). The assumptions were: weighted historical volatility of 64% (2009 – 69%); expected dividend yield of 1.9% (2009 – 1.1%); average annual risk-free interest rate of 11% (2009 – 9%), and; expected average total lives of 2.0 years in 2010 (2009 – 2.0 years). As of December 31, 2010, the compensation cost related to nonvested stock options to be recognized in future periods was R$14,640 (2009 – R$14,090) and its weighted average recognition period was approximately 2.0 years in 2010 (2010 – 2.0 years).

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

e)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (operations), and statement of changes in equity under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2010	2009
	(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	217,328	292,940
Short-term investments	285,367	1,005,882
Restricted short-term investments	624,687	96,846
Receivables from clients	1,753,908	811,834
Properties for sale	3,219,903	2,703,790
Prepaid expenses	18,637	14,122
Deferred income tax	-	79,101
Other accounts receivable	191,518	88,900

Investments	314,132	115,407
Property and equipment, net	79,576	58,969
Intangibles, net	259,244	274,528
Goodwill	62,536	62,536
Other assets
Receivables from clients	580,813	1,048,573
Properties for sale	470,425	364,948
Deferred income tax	219,942	117,234
Other	184,251	184,447

Total assets	8,482,267	7,320,057

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

e)	US GAAP condensed consolidated financial information (Continued)

(i)	Condensed consolidated balance sheets under US GAAP

	2010	2009
Liabilities and Equity	(restated)	(restated)
Current liabilities
Short-term debt, including current portion of long-term debt	639,265	653,070
Debentures	29,488	132,077
Obligations for purchase of land	239,980	241,396
Payables for materials and services suppliers	160,275	169,085
Taxes and labor contributions	99,704	193,694
Advances from clients - real estate and services	886,055	586,883
Credit assignments	72,572	201,376
Acquisition of investments	23,062	21,090
Dividends payable	99,424	50,716
Others	120,947	81,863

Long-term liabilities
Loans, net of current portion	551,546	476,645
Debentures, net of current portion	1,860,977	1,796,000
Deferred income tax	—	80,919
Obligations for purchase of land	118,456	141,563
Payable to venture partners	380,000	300,000
Commitments and provisions for contingencies	124,537	110,073
Others payables and provisions	242,502	129,763

Alphaville redeemable noncontrolling interest	200,800	256,000

Equity
Total Gafisa equity	2,611,844	1,679,418
Noncontrolling interests	20,833	18,426

Total equity	2,632,677	1,697,844

Total liabilities and equity	8,482,267	7,320,057

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

e)	US GAAP condensed consolidated financial information (Continued)

(ii)       Condensed consolidated statements of income (operations) under US GAAP

	2010	2009
Gross operating revenue	(restated)	(restated)
Real estate development and sales	2,116,375	1,713,419
Construction and services rendered	24,892	48,662
Taxes on services and revenues	(212,137)	(61,142)

Net operating revenue	1,929,130	1,700,940
Operating costs (sales and services)	(1,472,085)	(1,256,317)

Gross profit	457,045	444,623

Operating expenses
Selling, general and administrative	(477,146)	(439,385)
Other	(98,630)	(135,639)

Operating loss	(118,731)	(130,401)

Financial income	120,419	125,913
Financial expenses	(218,228)	(228,838)
Loss before income taxes	(216,541)	(233,326)

Taxes on income (loss)
Current	(2,498)	(16,398)
Deferred	103,309	56,765
Income tax benefit (expense)	100,811	40,367

Loss before equity pick-up and noncontrolling Interests	(115,730)	(192,959)
Equity pick-up	42,161	88,913

Net loss for the year	(73,569)	(104,046)
Net income attributable to the noncontrolling interests	(21,214)	(30,333)
Net loss attributable to owners Gafisa	(94,783)	(134,379)

Gafisa S.A.

Notes to financial statements (Continued)
December 31, 2010
(Amounts in thousands of Brazilian reais, except if stated otherwise)

28.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2010 and 2009 (Continued)

(f)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2010	2009
	(restated)	(restated)
Openning balance at January 1	(14,476)	(19,325)
Change in valuation allowance	(14,765)	4,849

Closing balance at December 31	(29,241)	(14,476)
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

As of December 31, 2010 and 2009 the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

(g)	Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income (loss) is the same as net loss.

(h)	Statement of cash flows

For each period for which an income statement is presented and required to be reconciled to USGAAP, SEC rules require that the Company provide either a statement of cash flows prepared in accordance with US GAAP  or IFRS; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP.

The statement of cash flows for new Brazilian GAAP was prepared based on CPC3 (R2) – Statement of Cash Flows, which conforms with IAS 7.

(i)	Statement of Value Added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - "Demonstração do Valor Adicionado". For US GAAP, this statement is not required.

Gafisa S.A.
Consolidated Financial Statements as of
December 31, 2009 and 2008
and Reports of Independent Registered
Public Accounting Firms

To the Board of Directors and Shareholders
Gafisa S.A.

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholder’s equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries (the Company) at December 31, 2009 and 2008, and the results of their operations their cash flows and the value added to their operations for each of the two years in the period ended December 31, 2009 in conformity with accounting practices adopted in Brazil.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the consolidated financial statements of Construtora Tenda S.A. as of December 31, 2008, a subsidiary, which statements reflect total assets of R$ 1,544,030 thousand at that date and net operating revenues of R$ 163,897 thousand for the period from October 22 (date of acquisition) through December 31, 2008. The consolidated statements of Construtora Tenda S.A. were audited by other auditors whose report thereon has been furnished to us, and our opinion, insofar as it relates to the amounts included for Construtora Tenda S.A. is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and approved Brazilian auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

As discussed in Note 25 and 26 to the consolidated financial statements, the Company has restated its 2009 and 2008 financial statements to reflect corrections of errors and changes in accounting policies.

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

São Paulo, Brazil July 5, 2012

/s/ PricewaterhouseCoopers PricewaterhouseCoopers	/s/ Wander Rodrigues Teles Wander Rodrigues Teles
Auditores Independentes	Contador CRC 1DF005919/O-3 "S" SP
CRC 2SP000160/O-5

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais

Assets	Note	2009	2008

Current assets
Cash, cash equivalents and financial investments	4	1,424,053	605,502
Receivables from clients	5	2,252,474	1,254,594
Properties for sale	6	1,371,672	1,695,130
Other accounts receivable	7	108,791	182,775
Deferred selling expenses	-	6,633	13,304
Prepaid expenses	-	12,133	25,396

		5,175,756	3,776,701

Non-current assets
Receivables from clients	5	1,524,172	863,950
Properties for sale	6	376,785	333,846
Deferred taxes	16	281,288	190,252
Other	7	69,160	110,606

		2,251,405	1,498,654

Intangible assets	9	204,686	213,155
Property and equipment, net	-	56,476	50,348

		261,162	263,503

		2,512,567	1,762,157

Total assets		7,688,323	5,538,858

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Balance Sheets at December 31
In thousands of Brazilian reais (continued)

Liabilities and shareholders' equity	Note	2009	2008

Current liabilities
Loans and financing	10	678,312	447,503
Debentures	11	122,377	61,945
Obligations for purchase of land and advances from clients	14	475,409	421,584
Materials and service suppliers	-	194,331	112,900
Taxes and contributions	-	138,177	113,167
Salaries, payroll charges and profit sharing	-	61,320	29,693
Accrued dividends	15.2	54,279	26,106
Provision for contingencies	13	11,266	17,567
Other accounts payable	12	205,657	97,931
Deferred taxes	16	79,474	-

		2,020,602	1,328,396

Non-current liabilities
Loans and financing	10	525,443	600,673
Debentures	11	1,796,000	442,000
Obligations for purchase of land and advances from clients	14	146,401	231,199
Deferred taxes	16	336,291	239,131
Provision for contingencies	13	61,687	35,963
Deferred gain on sale of investment	8	-	169,394
Negative goodwill on acquisition of subsidiaries	8	9,408	18,522
Other accounts payable	12	408,310	389,759

		3,283,540	2,126,641

Non controlling interests		58,547	471,402

Shareholders' equity	15
Capital stock	-	1,627,275	1,229,517
Treasury shares	-	(1,731)	(18,050)
Capital and stock options reserves	-	318,439	182,125
Income reserves	-	381,651	218,827

		2,325,634	1,612,419

Total liabilities and shareholders' equity		7,688,323	5,538,858

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Income
Years Ended December 31
In thousands of Brazilian reais, except number of shares and per share amount

	Note		2009	2008
			(Restated)	(Restated)
			Note 26	Note 26
Gross operating revenue
Real estate development sales and barter transactions	3.	b	3,096,881	1,768,200
Construction services rendered, net of costs	3.	b	47,999	37,268
Taxes on services and revenues	-		(108,523)	(65,064)

Net operating revenue			3,036,357	1,740,404

Operating costs
Real estate development and barter transactions costs	-		(2,143,762)	(1,214,401)

Gross profit			892,595	526,003

Operating (expenses) income
Selling expenses	-		(240,632)	(154,401)
General and administrative expenses	-		(233,129)	(180,839)
Depreciation and amortization	-		(34,170)	(52,635)
Amortization of gain on partial sale of FIT Residencial	8		169,394	41,008
Non recurring expenses	-		(13,457)	-
Other, net	-		(79,427)	(10,931)

Operating income before financial income (expenses)			461,174	168,205

Financial income (expenses)
Financial expenses	-		(240,572)	(95,039)
Financial income	-		129,566	102,854

Income before taxes on income and non controlling interest			350,168	176,020

Current income tax and social contribution expense	-		(20,147)	(24,437)
Deferred tax	-		(75,259)	(18,960)

Total tax expenses	16		(95,406)	(43,397)

Income before non controlling interest			254,762	132,623

Non controlling interest	-		(41,222)	(22,702)

Net income for the year			213,540	109,921

Shares outstanding at the end of the year (in thousands)	15.1		166,777	129,963

Net income per thousand shares outstanding at the end of the year - R$			1.2804	0.8458

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Statements of Changes in Shareholders' Equity
Years Ended December 31, 2009 and 2008
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

Gafisa S.A.

Consolidated Statements of Cash Flows
Years Ended December 31
In thousands of Brazilian reais

	2009	2008
	(Restated)	(Restated)
	Note 26	Note 26
Cash flows from operating activities
Net income for the year	213,540	109,921

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	33,184	52,635
Disposal of fixed assets	5,251	-
Stock option expenses	14,427	26,138
Deferred gain on sale of investment	(169,394)	(41,008)
Unrealized interest and charges, net	171,327	116,771
Deferred taxes	75,260	18,960
Warranty provision	7,908	5,112
Provision for contingencies	63,975	13,933
Provision for profit sharing	28,237	-
Allowance (reversal) for doubtful accounts	(974)	10,359
Noncontrolling interest	41,222	22,702
Changes in assets and liabilities
Receivables from clients	(1,657,128)	(591,202)
Properties for sale	280,519	(703,069)
Other accounts receivable	85,886	(65,344)
Deferred selling expenses	1,870	(5,211)
Prepaid expenses	13,263	(19,172)
Obligations for purchase of land and advances from clients	(38,881)	184,181
Taxes and contributions	25,010	38,977
Materials and service suppliers	81,431	(14,363)
Salaries, payroll charges	3,390	(19,475)
Other accounts payable	43,984	46,643

Cash used in operating activities	(676,693)	(812,512)

Cash flows from investing activities
Cash acquired at Tenda	-	66,904
Purchase of property and equipment	(45,109)	(63,127)
Restricted cash in guarantee to loans	(20,468)	(67,077)
Acquisition of investments in subsidiaries	-	(15,000)

Cash used in investing activities	(65,577)	(78,300)

Cash flows from financing activities
Capital increase	9,736	7,671
Sale of treasury shares	16,319	-
Gain on sale of treasury shares	65,727	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-
Assignment of credits receivable – CCI	69,316	-
Loans and financing obtained	2,259,663	775,906
Repayment of loans and financing	(860,979)	(145,697)
Contributions from venture partners and dividends paid	(35,539)	300,000
Assignment of credits receivable, net	860	916
Dividends paid – shareholders’	(26,058)	(26,979)

Cash provided by financing activities	1,540,353	911,817

Net increase in cash and cash equivalents	798,083	21,005

Cash and cash equivalents
At the beginning of the year	528,574	507,569
At the end of the year	1,326,657	528,574

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated Statements of Value Added
Years Ended December 31
In thousands of Brazilian reais

	2009	2008
	(Restated)	(Restated)
Gross revenues
Real estate development sales and services and barter transactions	3,131,423	1,814,109
Allowance for doubtful accounts	-	(8,641)

	3,131,423	1,805,468

Purchases from third parties
Real estate development	(2,057,969)	(1,160,906)
Materials, energy, service suppliers and other	(294,884)	(233,147)

	(2,352,853)	(1,394,053)

Gross value added	778,570	411,415

Deductions
Depreciation and amortization	(34,170)	(52,635)

Net value added produced	744,400	358,780

Value added received through transfer
Financial income	129,566	102,854
Amortization of negative goodwill from gain on partial sale of FIT Residencial	169,394	41,008

	298,960	143,862

Total value added to be distributed	1,043,360	502,642

Value added distributed
Personnel and social charges	291,872	146,771
Taxes and contributions	241,762	131,448
Interest and rents	296,186	114,502
Earnings retained	162,824	83,817
Dividends	50,716	26,104

	1,043,360	502,642

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

These financial statements were approved by the Board of Directors in their meeting held on May 29, 2011.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

These financial statements were prepared and are being presented in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP”), required for the years ended December 31, 2009 and 2008, which take into consideration the provisions contained in Brazilian Corporate Law – Law No. 6,404/76, amended by Laws Nos. 11,638/07 and 11,941/09, the Pronouncement, Guidance and Interpretation issued by the Accounting Standards Committee (“CPC”), approved by Brazilian Regulators. Therefore, they do not consider the early adoption of the technical pronouncements issued by CPC in 2009, approved by the Federal Accounting Council (“CFC”), required beginning on January 1, 2010.

The financial statements have been prepared in Brazilian reais and differ from the Corporate Law financial statements previously issued due to the number of periods presented. The financial statements prepared by the Company for statutory purposes, which include the consolidated financial statements and the stand alone financial statements of the parent company, Gafisa S.A., were filed with the CVM in February 2010. The financial statements presented herein do not include the parent company's standalone financial statements and are not intended to be used for statutory purposes. The Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States of America (“US GAAP”) (Note 25) is not required by Corporate Law and is presented only for purposes of these financial statements.

The Company has identified certain errors and reclassifications in its previously published consolidated financial statements that are being retrospectively corrected herein (Note 26).

(b)	Reclassification

In order to be consistent with the current financial statements presentation, the balance of goodwill as of December 31, 2008 was reclassified to Intangible assets.

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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

4	Cash, Cash Equivalents and Financial Investments

	2009 (Restated)	2008

Cash and cash equivalents
Cash and banks	143,799	73,538
Cash equivalents
Bank Certificates of Deposits - CDBs	191,688	185,334
Investment funds	881,408	149,772
Securities purchased under agreement to resell	109,762	114,286
Other	-	5,644

Total cash and cash equivalents	1,326,657	528,574

Restricted cash in guarantee to loans (Note 10)	97,396	76,928

Total cash, cash equivalents and financial investments	1,424,053	605,502

At December 31, 2009, Bank Deposit Certificates – CDBs include earned interest from 95% to 102% (December 31, 2008 - 95% to 107%) of Interbank Deposit Certificate – CDI, invested in first class financial institutions, based on Company’s management evaluation.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

5	Receivables from Clients

	2009	2008

Real estate development and sales	3,763,902	2,108,346
( - ) Adjustment to present value	(86,925)	(44,776)
Services and construction	96,005	54,095
Other receivables	3,664	879

	3,776,646	2,118,544

Current	2,252,474	1,254,594
Non-current	1,524,172	863,950

(i)	The balance of accounts receivable from units sold and not yet delivered is limited to the portion of revenues accounted for net of the amounts already received.
The balances of advances from clients (development and services), which exceed the revenues recorded in the period, amount to R$ 222,284 at December 31, 2009 (December 31, 2008 - R$ 90,363), and are classified in Obligations for purchase of land and advances from clients.

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income as Revenue from real estate development; the interest recognized for the years ended December 31, 2009 and 2008 amounted R$ 52,159 and R$ 45,722, respectively.

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
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

The total reversal value of the adjustment to present value recognized in the real estate development revenue for the years ended December 31, 2009 and 2008  amounted to R$ (42,149) and R$3,147, respectively.

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
December 31, 2009 and 2008
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

6	Properties for Sale

	2009	2008

Land, net of adjustment to present value	693,097	750,555
Property under construction	926,317	1,181,930
Completed units	129,043	96,491

	1,748,457	2,028,976

Current portion	1,371,672	1,695,130
Non-current portion	376,785	333,846

The Company has undertaken commitments to build units bartered for land, accounted for based on the fair value of the bartered units. At December 31, 2009 the balance of land acquired through barter transactions totaled R$ 40,054 (2008 - R$ 104,909).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

As mentioned in Note 10, the balance of capitalized financial charges at December 31, 2009 amounts to R$ 91,568 (2008 – R$88,200).

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

7	Other Accounts Receivable

	2009	2008

Current accounts related to real estate ventures (*)	7,222	60,511
Advances to suppliers	65,016	83,084
Recoverable taxes	36,650	18,905
Deferred PIS and COFINS	3,082	10,187
Credit assignment receivables	4,087	7,990
Client refinancing to be released	5,266	4,392
Advances for future capital increase	-	49,113
Other	56,628	59,199

	177,951	293,381

Current	108,791	182,775
Non-current	69,160	110,606

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

(a)        Ownership interests

Information on investees

	Interest - %		Shareholders' equity		Net income (loss)
Investees	2009	2008	2009	2008	2009	2008

Tenda	100.00	60.00	1,130,759	1,062,213	64,450	26,142
FIT Residencial	-	100.00	-	-	-	(22,263)
Bairro Novo	-	50.00	-	8,164	-	(18,312)
Alphaville	60.00	60.00	99,842	69,211	39,610	35,135
Cipesa Holding	100.00	100.00	42,294	62,157	(1,216)	(6,349)
Península SPE1 S.A.	50.00	50.00	(4,120)	(1,139)	(2,431)	205
Península SPE2 S.A.	50.00	50.00	600	98	502	1,026
Res. das Palmeiras SPE Ltda.	100.00	100.00	2,316	2,545	26	264
Gafisa SPE 40 Ltda.	50.00	50.00	6,976	5,841	1,424	1,269
Gafisa SPE 42 Ltda.	100.00	50.00	12,128	6,997	949	6,799
Gafisa SPE 44 Ltda.	40.00	40.00	3,586	(377)	(153)	(192)
Gafisa SPE 45 Ltda.	100.00	99.80	1,812	1,058	(212)	(8,904)
Gafisa SPE 46 Ltda.	60.00	60.00	4,223	5,498	(3,436)	3,384
Gafisa SPE 47 Ltda.	80.00	80.00	16,571	6,639	(357)	(159)
Gafisa SPE 48 Ltda.	-	99.80	-	21,656	1,674	818
Gafisa SPE 49 Ltda.	100.00	99.80	205	(58)	(3)	(57)
Gafisa SPE 53 Ltda.	80.00	60.00	5,924	2,769	2,933	1,895
Gafisa SPE 55 Ltda.	-	99.80	-	20,540	2,776	(3,973)
Gafisa SPE 65 Ltda.	80.00	70.00	3,725	(281)	877	(732)
Gafisa SPE 67 Ltda.	-	99.80	-	1		-
Gafisa SPE 68 Ltda.	100.00	99.80	(555)	-	(1)	(1)
Gafisa SPE 72 Ltda.	80.00	60.00	347	(22)	(1,080)	(22)
Gafisa SPE 73 Ltda.	80.00	70.00	3,551	(155)	(57)	(155)
Gafisa SPE 74 Ltda.	100.00	99.80	(339)	(330)	(9)	(331)
Gafisa SPE 59 Ltda.	100.00	99.80	(5)	(2)	(4)	(1)
Gafisa SPE 76 Ltda.	50.00	99.80	84	-	(1)	(1)
Gafisa SPE 78 Ltda.	100.00	99.80	-	-	-	(1)
Gafisa SPE 79 Ltda.	100.00	99.80	(3)	(1)	(2)	(2)
Gafisa SPE 75 Ltda.	100.00	99.80	(74)	(27)	(47)	(28)
Gafisa SPE 80 Ltda.	100.00	99.80	(2)	-	(3)	(1)
Gafisa SPE-85 Empr. Imob.	80.00	60.00	7,182	(756)	4,878	(1,200)
Gafisa SPE-86 Ltda.	-	99.80		(82)	(228)	(83)
Gafisa SPE-81 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-82 Ltda.	100.00	99.80	1	1	-	-
Gafisa SPE-83 Ltda.	100.00	99.80	(5)	1	(6)	-
Gafisa SPE-87 Ltda.	100.00	99.80	61	1	(140)	-
Gafisa SPE-88 Ltda.	100.00	99.80	6,862	1	5,068	-
Gafisa SPE-89 Ltda.	100.00	99.80	36,049	1	8,213	-
Gafisa SPE-90 Ltda.	100.00	99.80	(93)	1	(94)	-
Gafisa SPE-84 Ltda.	100.00	99.80	10,632	1	3,026	-
Dv Bv SPE S.A.	50.00	50.00	432	(439)	871	126
DV SPE S.A.	50.00	50.00	1,868	932	936	(527)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	Interest - %		Shareholders' equity		Net income (loss)
Investees	2009	2008	2009	2008	2009	2008

Gafisa SPE 22 Ltda.	100.00	100.00	6,001	5,446	554	1,006
Gafisa SPE 29 Ltda.	70.00	70.00	589	257	547	271
Gafisa SPE 32 Ltda.	80.00	80.00	5,834	(760)	1,515	(760)
Gafisa SPE 69 Ltda.	100.00	99.80	1,893	(401)	(247)	(402)
Gafisa SPE 70 Ltda.	55.00	55.00	12,685	6,696	(63)	-
Gafisa SPE 71 Ltda.	80.00	70.00	4,109	(794)	3,120	(795)
Gafisa SPE 50 Ltda.	80.00	80.00	12,098	7,240	5,093	1,532
Gafisa SPE 51 Ltda.	-	90.00	-	15,669	8,096	6,620
Gafisa SPE 61 Ltda.	100.00	99.80	(19)	(14)	(4)	(14)
Tiner Empr. e Part. Ltda.	45.00	45.00	11,573	26,736	(750)	15,762
O Bosque Empr. Imob. Ltda.	60.00	30.00	8,862	15,854	(710)	(62)
Alta Vistta - Alto da Barra de S. Miguel Emp. Imob Ltda.	50.00	50.00	(3,279)	3,428	(6,707)	4,073
Dep. José Lages Emp. Imob. Ltda.	50.00	50.00	544	34	660	433
Sitio Jatiuca Emp. Imob. SPE Ltda.	50.00	50.00	12,161	1,259	10,902	4,088
Spazio Natura Emp. Imob. Ltda	50.00	50.00	1,393	1,400	(8)	(28)
Grand Park - Parque Águas Emp. Imob. Ltda	50.00	50.00	8,033	(1,661)	6,635	(1,529)
Grand Park - Parque Árvores Emp. Imob. Ltda.	50.00	50.00	14,780	(1,906)	12,454	(1,698)
Dubai Residencial	50.00	50.00	10,613	5,374	4,286	(627)
Cara de Cão	50.00	65.00	-	40,959	2,319	19,907
Costa Maggiore	50.00	50.00	4,065	3,892	2,137	4,290
Gafisa SPE 36 Ltda.	100.00	-	5,362	-	68	-
Gafisa SPE 38 Ltda.	100.00	-	8,273	-	1,447	-
Gafisa SPE 41 Ltda.	100.00	-	31,883	-	(2,593)	-
Villaggio Trust	50.00	-	4,279	-	(576)	-
Gafisa SPE 27 Ltda.	100.00	-	14,114	-	(778)	-
Gafisa SPE 28 Ltda.	100.00	-	(3,293)	-	(1,588)	-
Gafisa SPE 30 Ltda.	100.00	-	18,229	-	(334)	-
Gafisa SPE 31 Ltda.	100.00	-	26,901	-	(532)	-
Gafisa SPE 35 Ltda.	100.00	-	5,393	-	(1,274)	-
Gafisa SPE 37 Ltda.	100.00	-	4,020	-	(140)	-
Gafisa SPE 39 Ltda.	100.00	-	8,813	-	2,469	-
Gafisa SPE 91Ltda.	100.00	-	1	-	-	-
Gafisa SPE 92 Ltda.	80.00	-	(553)	-	(554)	-
Gafisa SPE 93 Ltda.	100.00	-	212	-	211	-
Gafisa SPE 94 Ltda.	100.00	-	4	-	3	-
Gafisa SPE 95 Ltda.	100.00	-	(15)	-	(16)	-
Gafisa SPE 96 Ltda.	100.00	-	(58)	-	(59)	-
Gafisa SPE 97 Ltda.	100.00	-	6	-	5	-
Gafisa SPE 98 Ltda.	100.00	-	(37)	-	(38)	-
Gafisa SPE 99 Ltda.	100.00	-	(24)	-	(25)	-
Gafisa SPE 100 Ltda.	100.00	-	1	-	(1)	-
Gafisa SPE 101 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 102 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 103 Ltda..	100.00	-	(40)	-	(41)	-
Gafisa SPE 104 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 105 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 106 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 107 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 108 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 109 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 110 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 111 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 112 Ltda.	100.00	-	1	-	-	-
Gafisa SPE 113 Ltda.	100.00	-	1	-	-	-
City Park Brotas Emp. Imob. Ltda.	50.00	-	3,094	-	1,244	-
City Park Acupe Emp. Imob. Ltda.	50.00	-	1,704	-	1,204	-
Patamares 1 Emp. Imob. Ltda	50.00	-	5,495	-	(69)	-
City Park Exclusive Emp. Imob. Ltda.	50.00	-	(188)	-	(189)	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50.00	-	6,285	-	863	-
Manhattan Square Emp. Imob. Coml. 2 SPE Ltda.	50.00	-	1,338	-	-	-
Manhattan Square Emp. Imob. Res. 1 SPE Ltda.	50.00	-	5,723	-	1,927	-
Manhattan Square Emp. Imob. Res. 2 SPE Ltda.	50.00	-	2,813	-	-	-
Gafisa FIDC.	100.00	-	14,977	-	-	-

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Negative goodwill on acquisition of
subsidiaries and deferred gain on partial sale
of investments

			2009	2008

		Accumulated
	Cost	amortization	Net	Net
Negative goodwill
Redevco	(31,235)	21,827	(9,408)	(18,522)

Deferred gain on partial sale of FIT Residencial investment
Tenda transaction	(210,402)	210,402	-	(169,394)

9	Intangible assets

			2009	2008

		Accumulated
	Cost	amortization	Net	Net

Goodwill
Alphaville	170,941	(18,085)	152,856	152,856
Nova Cipesa	40,686	-	40,686	40,686
Other	3,741	(2,195)	1,546	1,546

	215,368	(20,280)	195,088	195,088

Other intangible assets (a)			9,598	18,067

			204,686	213,155

(a)	Refers to expenditures on acquisition and implementation of information systems and software licenses.

10	Loans and Financing

Type of operation	Annual interest rates	2009	2008

Working capital (a)
Denominated in Yen (i)	1.4%	-	166,818
Swaps - Yen/CDI (ii)	Yen + 1.4%/105% CDI	-	(53,790)
Denominated in US$ (i)	7%	-	146,739
Swaps - US$/CDI (ii)	US$ + 7%/104% CDI	-	(32,962)
Bank Credit Note – CCB and other	0.66% to 3.29% + CDI	736,736	435,730
		736,736	662,535
National Housing System – SFH(a)	TR + 6.2% to 11.4%	467,019	372,255
Downstream merger obligations(b)	TR + 10% to 12.0%	-	8,810
Other	TR + 6.2%	-	4,576

		1,203,755	1,048,176

Current portion		678,312	447,503
Non-current portion		525,443	600,673

(i)	Loans and financing classified at fair value through income (Note 17(a)(ii)).
(ii)	Derivatives classified as financial assets at fair value through income (Note 17(a)(ii)).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Rates

▪	CDI – Interbank Deposit Certificate, at December 31, 2009 was 9.9%p.a (2008 – 12.2%p.a.)
▪	TR – Referential Rate, at December 31, 2009 was 0.71%p.a. (2008 – 1.62%p.a.)
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

Consolidated non-current portion matures as follows:

	At December 31,
	2009	2008

2010	-	345,021
2011	413,583	181,549
2012	71,854	40,548
2013	40,006	33,555

	525,443	600,673

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, assignment of rights, receivables from clients, and the proceeds from the sale of our properties (amount of R$ 3,536,846 – not audited).

Additionally, the consolidated balance of financial investments pledged in guarantee amounts to R$ 97,396 at December 31, 2009 (2008 - R$ 76,928) (Note 4).

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Financial expenses of loans, finance and debentures are capitalized at cost of each venture, according to the use of funds, and appropriated to results based on the criterion adopted for recognizing revenue, or allocated to results if funds are not used, as shown below:

	2009	2008

Gross financial charges	308,466	184,461
Capitalized financial charges	(98,072)	(123,453)

Net financial charges	210,394	61,008

Financial charges included in Properties for sale

Opening balance	88,200	18,241
Capitalized financial charges	98,072	123,453
Charges appropriated to income	(94,704)	(53,494)

Closing balance	91,568	88,200

11	Debentures

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Under the Second and Third Programs of Gafisa, the Company placed series of 24,000 and 25,000 series debentures, respectively, corresponding to R$ 240,000 and R$ 250,000, with the below features. Under the First Program of Tenda, this subsidiary placed only one debenture, a sole series amounting to R$ 600,000, as shown below:

Program/issuances	Amount	Interest rate	Maturity	2009	2008

Second program/first issuance	240,000	CDI + 1.30%	September 2011	198,254	248,679
Third program/first issuance	250,000	107.20% CDI	June 2013	252,462	255,266
Sixth issuance	250,000	CDI + 2% to 3.25%	August 2011	260,680	-
Seventh issuance	600,000	TR + 8.25%	December 2014	595,725	-
First issuance (Tenda)	600,000	TR + 8%	April 2014	611,256	-

				1,918,377	503,945

Current portion				122,377	61,945
Non-current portion				1,796,000	442,000

Consolidated non-current portions mature as follows:

	At December 31,
	2009	2008

2010	-	96,000
2011	346,000	96,000
2012	275,000	125,000
2013	725,000	125,000
2014	450,000	-

	1,796,000	442,000

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
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

12	Other Accounts Payable

	2009	2008

Obligation to venture partners (i)	300,000	300,000
Credit assignments	122,360	67,552
Acquisition of investments	21,090	30,875
Rescission reimbursement payable and provisions	28,573	28,191
SCP dividends	11,004	16,398
FIDC obligations	41,308	-
Warranty provision	25,082	17,499
Other accounts payable	64,550	27,175

	613,967	487,690

Current portion	205,657	97,931
Non-current portion	408,310	389,759

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
December 31, 2009 and 2008
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

The changes in the provision for contingencies are summarized as follows:

	2009	2008

Balance at the beginning of the year	57,364	21,262
Additions	85,784	11,440
Additions - consolidation of Alphaville and Tenda	-	26,840
Reversals and settlements	(21,809)	(2,178)
	121,339	57,364

Court-mandated escrow deposits	(48,386)	(3,834)

Balance at the end of the year	72,953	53,530

Current portion	11,266	17,567
Non-current portion	61,687	35,963

(a)	Tax, labor and civil lawsuits

	2009	2008

Civil lawsuits (a)	91,708	27,779
Tax lawsuits (b)	20,737	19,609
Labor claims	8,894	9,976
	121,339	57,364

Court-mandated escrow deposits	(48,386)	(3,834)

Net balance	72,953	53,530

As of December 31, 2009, the provisions for contingencies for civil lawsuits include R$ 71,322, related to legal cases in which the Company was cited as successor in foreclosure actions, in which the original debtor was a former

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

As described in Note 4, at December 31, 2009, the Company has resources approved and recorded as financial investments restricted as guarantee which will be released to the extent ventures progresses in the total amount of R$ 47,265 to meet these commitments.

14	Obligations for Purchase of Land and
Advances from Clients

	2009	2008

Obligations for purchase of land	359,472	457,511
Advances from clients of
Barter transactions	40,054	104,909
Development and services	222,284	90,363

	621,810	652,783

Current	475,409	421,584
Non-current	146,401	231,199

The reversal of present value adjustment recorded at Real estate development operating costs for the years ended December 31, 2009 amount to R$ (3,435).

15	Shareholders' Equity

15.1	Capital

At December 31, 2009, the Company's capital amounted to R$ 1,627,275 (2008 - R$ 1,229,517, represented by 167,077,137 nominative common shares without par value (2008 - 133,087,518 nominative Common shares without par value), 299,743 of which were held in treasury (2008 - 3,124,972 treasury shares).

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Management's proposal for distribution of net income for the years ended December 31  are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	2009	2008

Net income for the year	213,540	109,921
Legal reserve	(10,677)	(5,496)

	202,863	104,425

Minimum mandatory dividends - 25%	(50,716)	(26,104)

Dividend per common share	0.3041	0.2009

Pursuant to Article 36 of the Company's Bylaws, the recognition of a statutory investment reserve became mandatory, the amount of which may not exceed 71.25% of net income. The purpose of the reserve is to retain funds for financing the expansion of the activities of the Company, including the subscription of capital increases or creation of new ventures, participation in consortia or other forms of association for the achievement of the Company's corporate objectives.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

The Company records the cash receipt against a liability account to the extent the employees make advances for the purchase of the shares during the vesting period. There were no advanced payments in the years ended December 31, 2009 and 2008.

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

The assumptions adopted for recording the stock option plan for 2009 were the following:  expected volatility of 40% (2008 – 50%), expected share dividends of 1.91% (2008 – 0.63%), and risk-free interest rate at 8.99% (2008 – 11.56%).

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

The changes in the number of stock options and corresponding weighted average exercise prices are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	2009		2008
	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price - R$

Options outstanding at the beginning of year	5,930,275	26.14	5,174,341	25.82
Options granted	3,742,500	15.76	2,145,793	31.81
Options exercised	(1,100,056)	15.64	(441,123)	16.72
Options expired	-	-	(3,675)	20.55
Options exchanged	(3,252,280)	31.30	-	-
Options cancelled(i)	(197,742)	32.99	(945,061)	20.55

Options outstanding at the end of the year	5,122,697	24.36	5,930,275	26.14

Options exercisable at the end of the year	1,656,462	26.74	4,376,165	28.00

(i)	In the years ended December 31, 2008 and 2009, no option was cancelled due to the expiration of terms of stock option plans.

In the years ended December 31, 2009 and 2008, the amounts received for exercised options were R$ 9,736 and R$ 7,671 respectively.

The analysis of prices is as follows:

	Brazilian Reais
	2009	2008

Exercise price per share at the end of the Year	8.10-41.62	7.86-39.95
Weighted average of exercise price at the option grant date	17.23	21.70
Weighted average of market price per share at the grant date	16.19	27.27
Market price per share at the end of the Year	28.24	10.49

The options granted will confer their holders the right to subscribe the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The Company recognized stock option expenses of R$ 14,427 in 2009 (2008 - R$ 26,138) of which R$9,765 and R$22,203 were recorded by Gafisa S.A. and represent the realization of the capital reserve in shareholders’ equity in 2009 and 2008, respectively.

(ii)	Tenda

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Alphaville has three stock option plans, the first launched in 2007 which was approved at the June 26, 2007 Annual Shareholders' Meeting and of the Board of Directors.

The changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2009		2008
	Number of options	Weighted average exercise price - R$	Number of options	Weighted average exercise price - R$

Options outstanding at the beginning of year	2,138	6,843.52	1,474	6,522.92
Options granted	-	-	720	7,474.93
Options exercised	(402)	7,610.23	-	-
Options cancelled	(179)	8,376.94	(56)	6,522.92

Options outstanding at the end of the year	1,557	6,469.28	2,138	6,843.52

On December 31, 2009, 729 options were exercisable (2008 – 284). The exercise prices per option on December 31, 2009 were from R$ 8,582.43 to R$ 8,712.56, whereas on December 31, 2008 the exercise prices were R$ 8,238.27 to R$ 8,376.26.

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

Alphaville recorded expenses for the stock option plan amounting to R$ 428 for the year ended December 31, 2009 as a result of the replacement of the Black-Scholes for the Binomial option pricing model (2008 - R$ 1,962)

16	Deferred Taxes

Deferred taxes are recorded to reflect the future tax effects attributable to temporary differences between the tax bases of assets and liabilities and their respective carrying amounts.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	2009	2008

Assets
Net operating loss carryforwards	113,847	76,640
Valuation Allowance	(28,465)	(19,325)
Effect of tax loss carryforwards, net	85,382	57,315
Temporary differences
Tax versus prior book basis	95,243	52,321
New accounting standards – CPC	58,554	39,680
Tax credits from downstream mergers	13,644	21,611

Non current portion	281,288	190,252

Liabilities
Differences between income taxed on cash and recorded on accrual basis	303,268	202,743
Negative goodwill	85,896	18,266
Temporary differences - New accounting standards – CPC	26,601	18,122

	415,765	239,131

Current portion	79,474	-
Non current portion	336,291	239,131

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Based on estimated future taxable income, the expected recovery profile of the income tax and social contribution net operating loss carryforwards is as follows:

2011	17,574
2012	18,270
2013	18,455
2014	33,927
Thereafter	25,621

Total	113,847

The reconciliation of the statutory to effective tax rate is as follows:

	2009	2008

Income before taxes on income and non controlling interest	350,168	176,020
Income tax calculated at the nominal rate – 34%	(119,057)	(59,847)
Net effect of subsidiaries taxed on presumed profit regime	48,703	22,122
Pre acquisition deferred income tax asset	-	12,419
Negative goodwill amortization	(6,937)	-
Prior period income tax and social contribution tax losses	183	3,946
Tax loss carryfowards related to join-controlled subsidiaries of Gafisa and Tenda	28,465	19,325
Valuation Allowance over above tax loss carryfowards	(28,465)	(19,325)
Stock option compensation	(4,905)	(10,088)
Other non-deductible items, net	(13,393)	(11,949)

Income tax and social contribution expense	(95,406)	(43,397)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

The subsidiaries Tenda, Alphaville and Gafisa Vendas opted for the installment payment of tax debits amounting to R$ 6,644 and R$ 980, recognizing gains of R$ 568 and R$ 360, respectively.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

In the years ended December 31, 2009 and 2008, the amounts of R$ 1,234 and R$ 80,895, respectively,  related to the net positive result from the swap operations of currency and interest rates was recognized in Financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

The nominal value of the swap contracts was R$ 200,000 on December 31, 2008. The swap transactions described below were settled in the year ended December 31, 2009. The unrealized gains (losses) of these operations at December 31, 2008 are as follows (Note 10):

	Reais	Percentage		Net unrealized gains (losses) from derivative instruments

Rate swap contracts -	Nominal	Original
(US Dollar and Yen for CDI)	value	index	Swap	2009	2008

Banco ABN Amro Real S.A.	100,000	Yen + 1.4	105% of CDI	-	53,790
Banco Votorantim S.A.	100,000	US Dollar + 7	104% of CDI	-	32,962

	200,000			-	86,752

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

(c)	Shareholders’ agreement with AUSA prior shareholders

The shareholders' agreement includes an obligation for the Company to purchase in 2010 and 2012 (20% each year) the remaining 40% of AUSA's ordinary shares which are held by non-controlling interest shareholders.   The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

18	Related Parties

(a)	Transactions with related parties

Current account	2009	2008

Condominiums and consortia
Alpha 4	(2,260)	(466)
Consórcio Ezetec & Gafisa	24,289	9,341
Consórcio Eztec Gafisa	(8,217)	(9,300)
Cond. Constr. Empres. Pinheiros	3,064	2,132
Condomínio Parque da Tijuca	(347)	235
Condomínio em Const. Barra Fir	(46)	(46)
Civilcorp	4,602	791
Condomínio do Ed. Barra Premiu	105	105
Consórcio Gafisa Rizzo	(794)	(273)
Evolução Chácara das Flores	7	7
Condomínio Passo da Pátria II	569	569
Cond. Constr. Palazzo Farnese	(17)	(17)
Alpha 3	(2,611)	(214)
Condomínio Iguatemi	3	3
Consórcio Quintas Nova Cidade	36	36
Consórcio Ponta Negra	2,488	3,838
Consórcio Sispar & Gafisa	8,075	1,995
Cd. Advanced Ofs Gafisa-Metro	(1,027)	(417)
Condomínio Acqua	(3,894)	(2,629)
Cond. Constr. Living	(1,790)	1,478
Consórcio Bem Viver	(361)	5
Cond. Urbaniz. Lot. Quintas Rio	(4,836)	(486)
Cond. Constr. Homem de Melo	83	83
Consórcio OAS Gafisa - Garden	(2,375)	(1,759)
Cond. de Constr. La Traviata	(540)	-
Cond. em Constr. Lacedemonia	57	57
Evolução New Place	(673)	(665)
Consórcio Gafisa Algo	722	711
Columbia Outeiro dos Nobres	(153)	(153)
Evolução - Reserva do Bosque	12	5
Evolução - Reserva do Parque	53	122
Consórcio Gafisa & Bricks	656	(26)
Cond. Constr. Fernando Torres	136	135
Cond. de Const. Sunrise Reside	354	18
Evolução Ventos do Leste	117	159
Consórcio Quatro Estações	(1,328)	(1,340)
Cond. em Const. Sampaio Viana	951	951
Cond. Constr. Monte Alegre	1,456	1,456
Cond. Constr. Afonso de Freitas	1,675	1,674
Consórcio New Point	1,182	1,472
Evolução - Campo Grande	612	618
Condomínio do Ed. Pontal Beach	(817)	43
Consórcio OAS Gafisa - Garden	2,110	430
Cond. Constr. Infra Panamby	(145)	(483)
Condomínio Strelitzia	(1,035)	(851)
Cond. Constr. Anthuriun	2,194	4,319
Condomínio Hibiscus	2,675	2,715
Cond. em Constr. Splendor	1,813	(1,848)
Condomínio Palazzo	(1,504)	793
Cond. Constr. Doble View	(3,937)	(1,719)
Panamby - Torre K1	318	887
Condomínio Cypris	(1,793)	(1,436)
Cond. em Constr. Doppio Spazio	(2,592)	(2,407)
Consórcio	9,441	2,493
Consórcio Planc e Gafisa	798	270
Consórcio Gafisa & Rizzo (SUSP)	1,649	1,239
Consórcio Gafisa OAS - Abaeté	34,121	3,638
Cond do Clube Quintas do Rio	1	1
Cons. Oas-Gafisa Horto Panamby	(14,864)	9,349
Consórcio OAS e Gafisa - Horto Panamby	5,845	(27)
Consórcio Ponta Negra - Ed Marseille	(6,142)	(1,033)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008

Consórcio Ponta Negra - Ed Nice	(3,505)	(4,687)
Manhattan Square	2,841	600
Cons. Eztec Gafisa Pedro Luis	(11,925)	(3,589)
Consórcio Planc Boa Esperança	1,342	603
Consórcio Gafisa OAS- Tribeca	(15,042)	(144)
Consórcio Gafisa OAS- Soho	16,701	(167)
Consórcio Gafisa & GM	(77)	(40)
Consórcio Ventos do Leste	(1)	(1)
Bairro Novo Cotia	9,506	(6,137)
Bairro Novo Camaçari	1,259	(2,585)
Bairro Novo Fortaleza	-	2
Bairro Novo Nova Iguaçu	-	(330)
Bairro Novo Cia. Aeroporto	-	(55)
Consórcio B. Novo Ap Goiania	-	(210)
Consórcio B. Novo Campinas	-	(261)

	49,270	9,577

Condominium and Consortia
Gafisa SPE 10 S.A.	7,508	2,051
Gafisa Vendas I. Imob. Ltda.	2,384	2,384
Projeto Alga	(25,000)	(25,000)
Others	(351)	-

	(15,459)	(20,565)

SPEs
FIT Resid. Empreend. Imob. Ltda.	-	12,058
Ville Du Soleil	-	1,968
Cipesa Empreendimentos Imob.	(650)	(398)
The House	-	80
Gafisa SPE 46 Empreend. Imob.	225	8,172
Gafisa SPE 40 Empr. Imob. Ltda.	290	1,288
Blue II Plan. Prom e Venda Lt.	(6,295)	911
Saí Amarela S.A.	199	(1,138)
Gafisa SPE-49 Empr. Imob. Ltda.	(2,787)	(2)
Gafisa SPE-35 Ltda.	(1,387)	(129)
Gafisa SPE 38 Empr. Imob. Ltda.	-	109
Lt Incorporadora SPE Ltda.	(513)	(527)
Res. das Palmeiras Inc. SPE Lt.	501	1,246
Gafisa SPE 41 Empr. Imob. Ltda.	-	1,534
Dolce Vitabella Vita SPE S.A.	(133)	32
Saira Verde Empreend. Imob. Lt.	577	214
Gafisa SPE 22 Ltda.	(272)	630
Gafisa SPE 39 Empr. Imob. Ltda.	1,722	(304)
DV SPE SA	7	(571)
Gafisa SPE 48 Empreend. Imob.	1,260	159
Gafisa SPE-53 Empr. Imob. Ltda.	35	(94)
Jardim II Planej. Prom. Vda. Ltda.	(9,152)	(2,990)
Gafisa SPE 37 Empreend. Imob.	(5,555)	(398)
Gafisa SPE-51 Empr. Imob. Ltda.	829	810
Gafisa SPE 36 Empr. Imob. Ltda.	-	(1,205)
Gafisa SPE 47 Empreend. Imob.	(2)	146
Sunplace SPE Ltda.	606	415
Sunshine SPE Ltda.	(562)	1,135
Gafisa SPE 30 Ltda.	(5,721)	(1,217)
Gafisa SPE-50 Empr. Imob. Ltda.	736	(221)
Tiner Campo Belo I Empr. Imob.	(174)	6,971
Gafisa SPE-33 Ltda.	(685)	2,321
Jardim I Planej. Prom. Vda. Ltda.	889	6,662
Verdes Praças Inc. Imob. Spe. Lt.	-	(38)
Gafisa SPE 42 Empr. Imob. Ltda.	(168)	64
Península I SPE SA	457	(1,267)
Península 2 SPE SA	(3,914)	865
Blue I SPE Ltda.	(2,846)	74
Gafisa SPE-55 Empr. Imob. Ltda.	(349)	(2)
Gafisa SPE 32	(119)	(2,304)
Cyrela Gafisa SPE Ltda.	-	2,834
Unigafisa Participações SCP	490	1,040

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008

Villagio Panamby Trust SA	205	749
Diodon Participações Ltda.	-	13,669
Gafisa SPE 44 Empreend. Imobili.	50	175
JTR Jatiuca Trade Residence	-	1,218
Gafisa SPE 65 Empreend. Imob. Ltd.	(74)	321
Gafisa SPE-72	-	1
Gafisa SPE 52 Empreend. Imob. Ltd.	(3)	42
GPARK Árvores	(7)	-
Gafisa SPE-32 Ltda.	-	2,220
Terreno Ribeirão/Curupira 1	-	1,360
Consórcio Ponta Negra	-	(95)
Gafisa SPE-71	(258)	124
Gafisa SPE-73	-	1
Gafisa SPE 69 Empreendimentos	-	(72)
Gafisa SPE-74 Emp. Imob. Ltda.	(2,277)	1
Gafisa SPE 59 Empreend. Imob. Ltda.	(5)	1
Gafisa SPE-67 Emp. Ltda.	-	1
Gafisa SPE 68 Empreendimentos	(21)	1
Gafisa SPE-76 Emp. Imob. Ltda.	(33)	24
Gafisa SPE-77 Emp. Imob. Ltda.	(47)	3,289
Gafisa SPE-78 Emp. Imob. Ltda.	(144)	1
Gafisa SPE-79 Emp. Imob. Ltda.	(3)	1
Gafisa SPE 70 Empreendimentos	(746)	(746)
Gafisa SPE 61 Empreendimento I	(18)	(12)
SCP Gafisa	-	(878)
Gafisa SPE-75 Emp Imob Ltda	(355)	-
Gafisa SPE-80 Emp Imob Ltda	(2)	-
Gafisa SPE 85 Emp. Imob. Ltda.	(265)	(96)
Gafisa SPE 86	(14)	-
Gafisa SPE-83 Emp Imob Ltda	(400)	-
Gafisa SPE-87 Emp Imob Ltda	(52)	-
Gafisa SPE-88 Emp Imob Ltda	66	-
Gafisa SPE-90 Emp Imob Ltda	(280)	-
Gafisa SPE 84	-	381
Gafisa SPE-77 Empr. Ltda.	(27)	1,463
Gafisa SPE-91 Emp Imob Ltda	(188)	-
Angelo Agostini	1	-
Gafisa SPE-92 Emp Imob Ltda	(109)	-
Reserva Spazio Natura	(210)	-
Mario Covas SPE Empreendimento	-	(208)
Acedio SPE Empreend. Imob. Ltda.	-	2
Maria Inês SPE Empreend. Imob.	-	(2)
Gafisa SPE 64 Empreendimento I	-	(50)
Cipesa Empreendimentos Imobili.	(12)	-
Others	-	2

	(37,689)	36,615

Others
Camargo Corrêa Des. Imob. S.A.	917	916
Genesis Desenvol. Imob. S.A.	(216)	(216)
Empr. Incorp. Boulevard SPE Lt.	56	56
Cond. Const. Barra First Class	31	31
Klabin Segall S.A.	532	532
Edge Incorp. e Part. Ltda.	146	146
Multiplan Plan. Particip. e Ad.	100	100
Administ. Shopping Nova América	90	90
Ypuã Empreendimentos Imob.	200	4
Cond. Constr. Jd. Des. Tuiliere	(124)	(124)
Rossi AEM Incorporação Ltda.	3	3
Patrimônio Constr. e Empr. Ltda.	307	307
Camargo Corrêa Des. Imob. S.A.	(46)	39
Condomínio Park Village	(88)	(107)
Boulevard Jardins Empr. Incorp.	(89)	(89)
Rezende Imóveis e Construções	809	809
São José Constr. e Com. Ltda.	543	543
Condomínio Civil Eldorado	276	276
Tati Construtora Incorp. Ltda.	286	286
Columbia Engenharia Ltda.	431	431

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Current account	2009	2008

Civilcorp Incorporações Ltda.	4	4
Waldomiro Zarzur Eng. Const. Lt.	1,801	1,801
Rossi Residencial S.A.	431	431
RDV 11 SPE Ltda.	(749)	(781)
Jorges Imóveis e Administrações	1	1
Camargo Corrêa Des. Imob. S.A.	(661)	(673)
Camargo Corrêa Des. Imob. S.A.	(323)	(323)
Patrimônio Const. Empreend. Ltda.	155	155
Alta Vistta Maceió (controle)	1	2,318
Forest Ville (OAS)	814	807
Garden Ville (OAS)	278	276
JTR - Jatiuca Trade Residence	4,796	880
Acquarelle (Controle)	81	1
RIV Pta Negra - Ed. Nice	1,834	353
Palm Ville (OAS)	343	185
Art. Ville (OAS)	322	180
Oscar Freire Open View	(464)	-
Open View Galeno De Almeida	(207)	-
Conj Comercial New Age	4,646	-
Carlyle RB2 AS	(4,041)	-
Partifib P. I. Fiorata Lt	(430)	-
Others	(1,696)	30

	11,100	9,678

Total asset balance	7,222	60,511

(a)	The nature of related party operations is described in Note 7.

19	Profit sharing

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

20	Management compensation

The amounts recorded in General and administrative expenses referring to the compensation of the Company’s Management members are as follows:

	2009	2008

Board of Directors	975	916
Board of Executive Officers	2,365	3,231

	3,340	4,147

The total annual amount to be distributed among the Company’s Management

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

members for the year ended on December 31, 2009, as fixed and variable compensation is up to R$ 7,775, according to the shareholders’ meeting on April 30, 2009.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

				2009

	Gafisa S.A. (i)	Tenda	Alphaville	Total
Net operating revenue	1,770,158	988,444	277,755	3,036,357
Operating costs	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	473,122	316,815	102,658	892,595

Gross margin - %	26.7	32.1	37.0	29.4

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Amortization of gain on partial sale for FIT Residential	169,394	-	-	169,394
Financial expenses	(191,926)	(35,679)	(12,967)	(240,572)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(65,509)	(21,929)	(7,968)	(95,406)

Net income for the year	151,104	38,670	23,766	213,540

Receivables from clients (current and non-current)	2,338,464	1,203,001	235,181	3,776,646
Properties for sale (current and non-current)	1,114,339	478,520	155,598	1,748,457
Other assets	1,366,999	695,357	100,864	2,163,220

Total assets	4,819,802	2,376,878	491,643	7,688,323

(i)	Includes all subsidiaries, except Tenda and, Alphaville.

						2008

	Gafisa S.A. (i )	Tenda (ii )	Alphaville	FIT Residencial (iii )	Bairro Novo	Total

Net operating revenue	1,214,562	163,897	249,586	78,467	33,892	1,740,404
Operating costs	(847,617)	(111,920)	(167,043)	(60,082)	(27,739)	(1,214,401)

Gross profit	366,945	51,977	82,543	18,385	6,153	526,003

Gross margin - %	30.2	31.7	33.1	23.4	18.2	30.2

Depreciation and amortization	(43,268)	(4,213)	(861)	(3,448)	(845)	(52,635)
Amortization of gain on partial sale for FIT Residential	41,008	-	-	-	-	41,008
Financial expenses	(86,954)	(2,789)	(5,087)	69	(278)	(95,039)
Financial income	92,000	5,505	3,858	1,416	75	102,854
Tax expenses (revenues)	(61,732)	28,842	(7,101)	(3,406)	-	(43,397)

Net income (loss) for the year	103,650	15,685	21,081	(22,263)	(8,232)	109,921

Receivables from clients (current and long-term)	1,377,689	565,576	174,096	-	1,183	2,118,544
Properties for sale	1,340,554	549,989	135,173	-	3,260	2,028,976
Other assets	915,648	428,465	39,585	-	7,640	1,391,338

Total assets	3,633,891	1,544,030	348,854	-	12,083	5,538,858

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the Assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 – Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the SFH debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$41,456. The financial investment - CDB – has grace period of 90 days before released.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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

The ratios and amounts required by these renegotiated and presented restrictive covenants are retroactively as follows as of December 31, 2011:

12/31/2011
Fifth Placement
(Net debt – Venture Debt /Equity < or = 75%)	32.94%
Seventh Placement
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	1.74 times
First Placement – Tenda
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	2.57 times

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Unaudited condensed pro forma consolidated selected financial information for 2008, which assume the acquisition of Tenda (Note 8) had occurred as of the beginning of each fiscal year is as follows:

	2008
	(Unaudited	)

Net operating revenue	2,061,384
Net income	45,570
Shares outstanding at the end of the year (in thousands)	129,963
Earnings per thousand shares outstanding at the end of the year - R$	0.35

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

The financial information under US GAAP reflects the retrospective adoption of the standard regarding Noncontrolling Interests in Consolidated Financial Statements as of and for the year ended December 31, 2008. This standard clarifies that a noncontrolling interest in a consolidated subsidiary is an ownership interest in the consolidated entity that should be reported within equity in the consolidated financial statements, as shown in the consolidated balance sheets and in the consolidated statements of shareholders’ equity. Net income and comprehensive income are reported in the consolidated statements of income and comprehensive income at the consolidated amounts, which include the amounts attributable to the Company’s shareholders and the noncontrolling interest.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

b. The buyer is committed to the extent of being unable to require a refund except for non delivery of the unit.

c. Sufficient units have already been sold to assure that the entire property will not revert to rental property.

d. Sales prices are collectible.

e. Aggregate sales proceeds and costs can be reasonably estimated.

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable, which in turn is supported by substantial initial and continuing investments. When determining if he buyer´s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, is considered determined  based on contractual termination clauses, is excluded, pursuant to USGAAP ASC 360.20.40, This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the non controlling interest from their consolidated subsidiaries. The reclassification to the non controlling interest for this adjustment was R$28,832 and R$6,839 for the years ended December 31, 2009 and 2008, respectively.

The Company also determined the effect for their investments in afiliates that are recognized trough the equity method under US GAAP. This reclassification resulted in R$(24,330) in 2009 as a consequence of the increased affiliated entities from TENDA in 2009 that are recognized trough the equity method.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

For purposes of the US GAAP shareholders' equity reconciliation, R$ 5,771 was adjusted as at December 31, 2008. For the purposes of the US GAAP net income reconciliation, R$ (5,771) and R$ (9,357) were adjusted for the years ended December 31, 2009 and 2008.

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

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. As the awards are indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards are remeasured at fair value through the statement of income at each reporting period until settlement. Remeasurement of liability awards can either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the year ended December 31, 2008 (Note 25(c) (ii)), and thereafter using the Binomial and Monte Carlo models.

For purposes of the US GAAP net income (loss) and shareholders' equity reconciliations, stock option compensation income (expenses) of R$ 7,194 and R$ 53,819 for the years ended December 31, 2009 and 2008, comprised by (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$14,427 and R$26,138 for the years ended December 31, 2009 and 2008, respectively; and (ii) a reversal (expense) of stock option compensation expense under US GAAP of R$(7,233) and

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

R$27,681 for the years ended December 31, 2009 and 2008, respectively. A reduction of equity of R$ 3,939 and R$ 2,221 was recorded at December 31, 2009 and 2008.

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

In addition, considering the company has the option to settle the future purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For earnings per share calculation the company includes  100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest . The impact of these potential shares was not reflected for 2009, as the impact would be anti-dillutive. See for the impact of dilutive effect on the earnings per share calculation, the column “adjustment due to dilutive effect AUSA” in the tables on the next page.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2009 was R$ 195,088 (2008 – R$ 195,088), which was being amortized to income over a period of up to 10 years until December 31, 2008; negative goodwill at December 31, 2009 was R$ 9,408 (2008 – R$ 18,522) which was classified as "Negative Goodwill on acquisition of subsidiaries"; and the negative goodwill on the Tenda acquisition of R$ 169,394 was classified at "Deferred gain on sale of investment" at December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2009 and 2008 was R$ 31,416.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

The Company reevaluated the Alphaville Urbanismo S.A.(AUSA) purchase contract and determined that the noncontrolling interest after the purchase was redeemable. The noncontrolling interest will become redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the noncontrolling interest either in shares or in cash. This redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and should be recorded as mezzanine equity. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements of the redemption amount should also have been adjusted against retained earnings of the company in accordance with ASC 480-10-S99-3A-15 and 3A-16C.

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
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	Fair value - %

	At 100	At 60

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Net assets acquired	323,924	194,355

For the year ended December 31, 2009, the Company amortized R$ 16,786 (2008 – R$19,185) of the fair value assigned in the purchase price allocation.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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
December 31, 2009 and 2008
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

US GAAP permits companies to choose to measure many financial instruments and certain other items at fair value in order to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted the new USGAAP standard at January 1, 2008 and elected to adopt the fair value option for working capital loans denominated in foreign currency (Note 10). The difference in relation to Brazilian GAAP arises from the adoption date for the fair value measurement. For purposes of the US GAAP shareholders' equity and net income reconciliation, R$ 207 was reversed in the net income reconciliation for the year ended December 31, 2008.

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
December 31, 2009 and 2008
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

•
For purposes of US GAAP, the sale of receivables is not considered a true sale, if the entities do not meet the pre-requisites of a qualifying special purpose entity, as defined by US GAAP. These receivables from clients continue to be reported as receivable balances. The cash proceeds received from the transfer of the receivables are presented as a liability. For purpose of the presentation of the balance sheet, R$ 11,410 and R$12,843 were adjusted for US GAAP as at December 31, 2009 and 2008, reflecting an increase in receivables from clients, which is offset by an increase of a liability.

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

•  Under Brazilian GAAP, debt issuance costs are netted against the loan balance,

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

(x)	Classification of statement of income line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 25(d)(ii)). The reclassifications are summarized as follows:

•
Brazilian listed companies are required to present the investment in jointly-controlled associated companies on the proportional consolidation method. For purposes of S GAAP, the Company has eliminated the effects of the proportional consolidation and reflected its interest in the results of investees on a single line item (Equity in results) in the recast consolidated statement of income (loss) under US GAAP.

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

Under US GAAP those contracts are considered in the revenue recognition evaluation and fall in the initial and continuing test, as a consequence the Company includes a reversal of such provision in the reconciliation note in order to avoid the duplication of that effect in their revenue recognition under US GAAP.

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

(b)	Reconciliation of significant differences between
Brazilian GAAP and US GAAP

(i)	Net income

	Note	2009 (restated)	2008 (restated)

Net income under Brazilian GAAP		213,540	109,921
Revenue recognition - net operating revenue	25(a)(iii)	(1,103,300)	(253,924)
Revenue recognition - operating costs	25(a)(iii)	754,150	180,528
Amortization of capitalized interest	25(a)(iv)	(5,771)	(9,357)
Stock compensation (expense) reversal	25(a)(v)	7,194	53,819
Reversal of goodwill amortization of Alphaville	25(a)(vii)	-	10,734
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(178,508)	(53,819)
Gain on the transfer of FIT Residencial	25(a)(vii)	-	205,527
Business Combination of Tenda and Redevco	25(a)(vii)	(2,973)	(2,322)
Business Combination of Alphaville	25(a)(vii)	(16,786)	(19,185)
Fair value option of financial liabilities	25(a)(viii)	-	(207)
Reversal of provision contracts terminated		13,826	11,197
Other		141	(1,499)
Reclassification of non controlling interest	25(a)(xiii)	30,178	34,031
Noncontrolling interests on adjustments above	25(a)(iii)	28,832	6,839
Tenda’s share issuance cost	25(a)(xii)	11,072	—
Equity pick up	25(a)(iii)	(24,330)	—
Deferred income tax on adjustments above		138,356	(20,156)

Net income (loss) attributable to Gafisa under US GAAP		(134,379)	252,127

Net income attributable to the noncontrolling interests under US GAAP		30,333	17,485

Net income (loss) under US GAAP		(104,046)	269,612

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	Note	2009 (restated)	2008 (restated)

Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares
Basic		267,174	259,391
Diluted		267,174	425,889
Earnings (loss) per share
Common (i)
Basic		(0.5030)	0.9722
Diluted		(0.5030)	0.5726
US GAAP net income (loss) (basic earnings)		(134,379)	252,127

US GAAP net income (loss) available to Common shareholders (diluted earnings)		(134,379)	243,880

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

(ii)	Shareholders' equity
	Note	2009 (restated)	2008 (restated)

Shareholders' equity under Brazilian GAAP		2,325,634	1,612,419
Revenue recognition - net operating revenue	25(a)(iii)	(2,164,311)	(1,061,012)
Revenue recognition - operating costs	25(a)(iii)	1,462,135	707,985
Capitalized interest	25(a)(iv)	99,897	99,897
Amortization of capitalized interest	25(a)(iv)	(99,897)	(94,126)
Liability-classified stock options	25(a)(v)	(3,939)	(2,221)
Receivables from clients	25(a)(ix)	11,410	12,843
Liability assumed	25(a)(ix)	(11,410)	(12,843)
Reversal of goodwill amortization of Alphaville	25(a)(vii)	18,234	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	25(a)(vii)	(232,327)	(53,819)
Gain on the transfer of FIT Residencial	25(a)(vii)	205,527	205,527
Business Combination – Tenda and Redevco	25(a)(vii)	79,524	82,498
Business Combination – Alphaville	25(a)(vii)	(38,888)	(22,102)
Reversal of contract termination provision		25,023	11,197
Other		(447)	266
Redeemable NCI		(246,498)	(145,769)
Noncontrolling interests on adjustments above		49,069	20,237
Equity pick up		(24,330)	—
Deferred income tax on adjustments above		225,012	86,656

Gafisa shareholders' equity under US GAAP		1,679,418	1,465,866

Noncontrolling interests under US GAAP		18,426	420,165

Total shareholders’ equity under US GAAP		1,697,844	1,886,031

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Condensed changes in total shareholders'
equity under US GAAP

	2009 (restated)	2008 (restated)

At beginning of the year	1,886,031	1,294,075
Capital increase, net of issuance expenses	9,736	7,671
Capital increase – Alphaville	-	-
Sale of treasury shares	82,046	-
Net income (loss) attributable to Gafisa	(134,379)	252,127
Tenda’s shares issuance cost	(11,072)	-
Minimum mandatory dividend	(50,716)	(26,104)
Redeemable NCI (Temporary equity)	(100,729)	(3,604)
Additional 2006 dividends	-	-
Noncontrolling interests	16,927	361,866

At end of the year	1,697,844	1,886,031

	2009 (restated)

	Gafisa	Non controlling interests

At beginning of the year	1,465,866	420,165
Capital increase, net of issuance expenses	9,736	-
Merger of Tenda’s shares	448,844	(448,844)
Sale of treasury shares	82,046	-
Net income (loss)	(134,379)	30,333
Tenda’s shares issuance cost	(11,072)	-
Minimum mandatory dividend	(50,716)	-
Revenue recognition	-	(24,105)
Redeemable NCI (Temporary equity)	(100.729)	7,561
SCP Unigafisa	(30,178)	30,178
Other	-	3,138

At end of the year	1,679,418	18,426

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Condensed shareholders' equity
under US GAAP

	2009 (restated)	2008 (restated)

Shareholders' equity
Common shares, comprising 333,554,788 shares outstanding (2008 - 259,925,092)	1,586,184	1,199,498
Treasury shares	(1,731)	(14,595)
Appropriated retained earnings	327,797	426,732

Total Gafisa shareholders’ equity	1,679,418	1,465,866

Noncontrolling interests	18,426	420,165

Total shareholders’ equity	1,697,844	1,886,031
(c)	US GAAP supplemental information

(i)	Recent US GAAP accounting pronouncements

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

The result of applying this prior guidance on recognizing and measuring assets and liabilities in a step acquisition was to measure them at a blend of historical costs and

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

fair values. This new statement requires the noncontrolling interest to be measured at  the acquiree at fair value and will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer Further, this new standard requires that all other costs associated with the business combination be expensed as incurred. This statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company has applied this pronouncement on a prospective basis for each new business combination effective January 1, 2009.  However, no business combinations have been completed since this date.

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
December 31, 2009 and 2008
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
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

As of December 31, 2009, all the liability-classified awards were remeasured at their fair value and amounted to R$ 3,939 (2008 - R$ 2,221). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled an expense of R$ 7,233 in the year ended December 31, 2009 (2008 - reversal of R$ 27,681). The assumptions were: weighted historical volatility of 69% (2008 - 50%); expected dividend yield of 1.1% (2008 - 0.3%); average annual risk-free interest rate of 9% (2008 - 12%), and; expected average total lives of 2.0 years in 2009 (2008 - 2.6 years). As of December 31, 2009, the compensation cost related to nonvested stock options to be recognized in future periods was R$ 14,090 (2008 - R$ 2,011) and its weighted average recognition period was approximately 2.0 years in 2009 (2008 - 2.8 years).

(iii)	Marketable securities

Marketable securities under US GAAP are comprised of the following at December 31:

	2009 (restated)	2008 (restated)

Investment funds	2,020	141,082
Government securities	146,646	-
Bank deposit certificates	124,474	185,898
Investment restricted for debenture guarantee (a)	732,742	-

Total marketable securities	1,005,882	326,980

(a)
Investment restricted for debenture guarantee represents shares owned in a Brazilian sponsored financial institution investment fund, whose underlying holdings are comprised of investments in federal government bonds; the pledge

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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

The estimated fair values of financial instruments not accounted for at fair value on a recurring basis are as follows:

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

		2009 (restated)		2008 (restated)

	Carrying amounts	Fair value	Carrying amounts	Fair value

Financial assets
Cash, cash equivalents	292,940	292,940	183,524	183,524
Marketable securities	1,005,882	1,005,882	326,980	326,980
Restricted cash	96,846	96,846	76,928	76,928
Receivables from clients, net - current portion	811,834	811,834	902,544	902,544
Receivables from clients, net - non current portion	1,048,573	1,048,573	381,699	381,699

Financial liabilities
Loans and financing	1,129,715	1,129,715	1,018,208	1,010,278
Debentures	1,928,077	1,928,077	506,930	506,930
Trade accounts payable	169,085	169,085	103,592	103,592
Derivatives	-	-	86,752	86,752

(d)	US GAAP condensed consolidated
financial information

The financial information under US GAAP reflects the retrospective adoption of the new standard on accounting for non controlling interests as of and for the year ended December 31, 2008.

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders' equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance
sheets under US GAAP

	2009 (restated)	2008 (restated)
	Note 26	Note 26
Assets
Current assets
Cash and cash equivalents	292,940	183,524
Marketable securities	1,005,882	326,980
Restricted cash	96,846	76,928
Receivables from clients	811,834	902,544
Properties for sale	2,703,790	2,565,469
Other accounts receivable	88,900	128,810
Prepaid expenses	14,122	27,732
Deferred income tax	79,101	11,005
Investments	115,407	6,305
Property and equipment, net	58,969	50,852
Intangibles, net	274,528	320,074
Goodwill	62,536	62,536
Other assets
Receivables from clients	1,048,573	381,699
Properties for sale	364,948	98,268

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	2009 (restated)	2008 (restated)
	Note 26	Note 26

Deferred income tax	117,234	89,385
Other	184,447	149,815

Total assets	7,320,057	5,381,926

Liabilities and shareholders' equity
Current liabilities
Short-term debt, including current portion of long-term debt	653,070	430,853
Debentures	132,077	64,930
Obligations for purchase of land	241,396	278,745
Materials and services suppliers	169,085	103,592
Taxes and labor contributions	193,694	112,016
Advances from clients - real estate and services	586,883	343,056
Credit assignments	201,376	99,323
Acquisition of investments	21,090	25,296
Dividends payable	50,716	26,106
Others	81,863	85,445
Long-term liabilities
Loans, net of current portion	476,645	587,355
Debentures, net of current portion	1,796,000	442,000
Deferred income tax	80,919	77,012
Obligations for purchase of land	141,563	225,639
Others	539,836	431,695
Redeemable NCI (Temporary equity)	256,000	162,832

Shareholders' equity
Total Gafisa shareholders’ equity	1,679,418	1,465,866
Noncontrolling interests	18,426	420,165

Total shareholders’ equity	1,697,844	1,886,031

Total liabilities and shareholders' equity	7,320,057	5,381,926

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

(ii)	Condensed consolidated statements of
income under US GAAP

	2009 (restated)	2008 (restated)
	Note 26	Note 26
Gross operating revenue
Real estate development and sales	1,713,419	1,324,539
Construction and services rendered	48,662	37,369
Taxes on services and revenues	(61,142)	(55,281)

Net operating revenue	1,700,940	1,306,626

Operating costs (sales and services)	(1,256,317)	(979,604)

Gross profit	444,623	327,023

Operating expenses
Selling, general and administrative	(439,385)	(311,551)
Other	(135,639)	196,893

Operating income (loss)	(130,401)	212,365

Financial income	125,913	99,335
Financial expenses	(228,838)	(22,682)

Income (loss) before income tax, equity in results and noncontrolling interest	(233,326)	289,018

Taxes on income
Current	(16,398)	(21,575)
Deferred	56,765	(27,704)

Income tax expense	40,367	(49,279)

Income (loss) before equity in results and noncontrolling interests	(192,959)	239,739
Equity in results	88,913	29,873

Net income (loss)	(104,046)	269,612
Less: Net income attributable to the noncontrolling interests	(30,333)	(17,485)

Net income (loss) attributable to Gafisa	(134,379)	252,127

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(134,379)	252,127

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(134,379)	252,127

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders
US GAAP net Income (loss)	(134,379)	243,880

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(134,379)	243,880

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

(i)	Statement of Cash Flow under US GAAP

	2009 (restated)	2008 (restated)

Cash flows from operating activities
Net income for the year	(104,046)	269,612

Adjustments to reconcile net income to net cash used in operating activities
Depreciation and amortization	82,152	66,259
Disposal of fixed assets	5,251	-
Stock option expenses	7,233	(31,515)
Unrealized interest and charges, net	171,327	210,145
Net Unrealized gains from derivative instruments	-	(86,752)
Deferred taxes	(96,061)	(56,364)
Warranty provision	7,955	3,230
Provision for contingencies	63,975	13,933
Provision for profit sharing	28,237	(3,509)
Allowance (reversal) for doubtful accounts	(974)	10,359
Adjustments to present value	42,149	(1,697)
Equity in results	113,690	(29,873)

Changes in assets and liabilities
Receivables from clients	(508,968)	(765,285)
Properties for sale	(409,508)	(1,286,496)
Other accounts receivable	48,991	288,466
Prepaid expenses	13,610	17,271
Obligations for purchase of land and advances from clients	51,100	415,181
Taxes and contributions	81,678	51,020
Materials and service suppliers	65,493	21,258
Contingencies	(44,552)	18,335
Other accounts payable	(77,397)	36,075

Cash used in operating activities	(458,665)	(840,347)

Cash flows from investing activities

Purchase of property and equipment	(36,003)	(121,954)
Restricted cash in guarantee to loans	(927,007)	(67,077)
Marketable securities, addiction	(1,721,101)	(146,729)
Marketable securities, reduction	1,949,287	118,866
Acquisition of investments in subsidiaries	(200,091)	23,371

Cash used in investing activities	(934,915)	(193,523)

Cash flows from financing activities
Capital increase	9,736	7,671

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	2009 (restated)	2008 (restated)

Sale Treasury shares	16,319	-
Gain on sale of treasury shares	65,727	-
Redeemable quotas of Investment Fund of Receivables (FIDC)	41,308	-
Assignment of credits receivable – CCI	69,316	-
Obligations for investors	-	300,000
Loans and financing obtained	2,259,663	775,906
Repayment of loans and financing	(898,336)	(54,063)
Assignment of credits receivable, net	860	916
Dividends paid – shareholders’	(26,058)	(26,104)
Dividends paid - obligation to venture partners (SCP)	(35,539)	-

Cash provided by financing activities	1,502,996	1,004,326

Net increase (decrease) in cash and cash equivalents	109,416	(29,545)

Cash and cash equivalents
At the beginning of the year	183,524	213,069
At the end of the year	292,940	183,524

(iii)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2009	2008

At January 1	(19,325)	(24,864)
Valuation allowance - relates to jointly-controlled Subsidiaries of Gafisa and AUSA subject to the taxable profit regime	(9,140)	5,539

At December 31	(28,465)	(19,325)

The Company adopted the provisions of FASB Interpretation 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

The adoption of FIN 48 did not have any impact in the Company's statement of income and financial position and did not result in a cumulative adjustment to retained earnings at adoption. As of December 31, 2009 and 2008, the Company has no amount

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

recorded for any uncertainty in income taxes.

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

26.       Restatements of Consolidated Financial Statements,
Corrections of Errors

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

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31, 2009 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2009 as restated

Net operating revenue	3,022,346	14,011	3,036,357

Operating costs
Real estate development and sales	(2,143,762)	-	(2,143,762)

Gross profit	878,584	14,011	892,595

Selling expenses	(226,621)	(14,011)	(240,632)
General and administrative expenses	(233,129)	-	(233,129)
Depreciation and amortization	(34,170)	-	(34,170)
Amortization of gain on partial sale of FIT Residencial	169,394	-	169,394
Other, net	(92,884)	-	(92,884)

Operating profit before financial income (expenses)	461,174	-	461,174

Financial expenses	(210,394)	(30,178)	(240,572)
Financial income	129,566	-	129,566

Income before taxes on income and	380,346	(30,178)	350,168
non-controlling interest

Total income tax income (expenses)	(95,406)	-	(95,406)

Net income before non-controlling interest	284,940	(30,178)	254,762

(-) Net income for the year attributable to non-controlling interest	(71,400)	30,178	(41,222)

Net income for the year	213,540	-	213,540

Shares outstanding at the end of the year (in thousands)	166,777	-	166,777

Net income per thousand shares outstanding at the end of the year – R$	1.2804	-	1.2804

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

	Year ended December 31, 2008 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2008 as restated

Net operating revenue	1,740,404	-	1,740,404

Operating costs	(1,214,401)	-	(1,214,401)

Gross profit	526,003	-	526,003

Operating income before financial income (expenses)	168,205	-	168,205

Financial income (expenses)
Financial expenses	(61,008)	(34,031)	(95,039)
Financial income	102,854	-	102,854

Income before taxes on income and non controlling interest	210,051	(34,031)	176,020

Total tax expenses	(43,397)	-	(43,397)

Income before non controlling interest	166,654	(34,031)	132,623

Non controlling interest	(56,733)	34,031	(22,702)

Net income for the year	109,921	-	109,921

Shares outstanding at the end of the year (in thousands)	129,963	-	129,963

Net income per thousand shares outstanding at the end of the year – R$	0.8458	-	0.8458

In addition, the consolidated financial statement of cash flows has been restated to reflect this correction:

	Year ended December 31, 2009 as previously reported	Adjustments to amounts previously reported	Year ended December 31, 2009 as restated

Net income	213,540	-	213,540
Adjustments to reconcile net income to net cash used in operating activities	300,601	(30,178)	270,423
Changes in assets and liabilities	(1,190,834)	(30,178)	(1,160,656)
Cash used in operating activities	(676,693)	-	(676,693)
Cash used in investing activities	(15,446)	(50,131)	(65,577)
Cash from financing activities	1,540,353	-	1,540,353
Net increase (decrease) in cash and cash equivalents and marketable securities	848,214	(50,131)	798,083
Cash and cash equivalents and marketable securities
At the beginning of the period	528,574	-	528,574
At the end of the period	1,376,788	(50,131)	1,326,657
Net increase (decrease) in cash and cash equivalents and marketable securities	848,214	(50,131)	798,083

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

This reclassification has not material effects at December 31, 2008 for comparative purposes.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

This reclassification has not material effects at December 31, 2008 for comparative purposes.

US GAAP Consolidated Financial Information included in Note 26 – Correction of Errors

RESTATEMENTS AS COMPARED TO ORIGINALLY REPORTED

Cash equivalents and marketable securities

Upon further evaluation of the underlying financial instruments held by the Company’s consolidated investment funds, open funds and other investments in Bank Certificates Deposits previously classified as “cash equivalents” for US GAAP purposes, the Company has determined that financial instruments totaling R$1,005.5 million and R$327.0 million at December 31, 2009 and 2008 do not meet the cash equivalents definition under US GAAP principally given original maturity at date of purchase of more than 90 days.    These amounts have been classified as short-term held for trading securities in the restated US GAAP consolidated financial information included in Note 25 above.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
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

Historically, our U.S. GAAP accounting practices for the Gafisa segment had not contemplated, on a contract-by-contract basis, the implication of the initial investment test and continuing investment test under U.S. GAAP as we did not consider the defaulting party had a right to reimbursement that would otherwise affect the revenue we had recognized as only Gafisa has the right to terminate the contract.  Despite the

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

fact that the Gafisa segment contracts do not provide the defaulting party with a right to cancel, upon further examination and based on an analysis of recent legal precedent, we have concluded that the defaulting party does have certain rights in law that can be exercised in the event a judicial appeal is filed.  Judicial rulings have required companies in Brazil to return to defaulting parties, part of the deposit payments for units under development when the contract is terminated.  Such amounts have approximated the percentage set forth in the sales contracts which determine the possibility of the Company granting a reimbursement at the Company´s discretion if it agrees to terminate the contract. The reimbursements paid by the Company of approximately 35% are an average percentage of amounts historically paid, therefore, there may be contracts in which this amount is higher or lower than the average of 35%.  Accordingly, for purposes of our current U.S. GAAP accounting practices for the Gafisa segment we have used the contractual reimbursement percentage (after applying penalties) for purposes of determining the initial investment test. Upon recomputing the initial investment test and continuing investment test parameters on a contract-by-contract basis, rather than by developments, certain units were found to have failed the tests which resulted in the deferral of revenue recognition under the percentage of completion model. We have restated our consolidated financial statements as at December 31, 2009 and for each of the three years in the period then ended to reflect the deferral of recognition of revenue for the Gafisa segment.

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

Purchase and Sale Agreement –Property Developer x Customer (Promisor)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

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
December 31, 2009 and 2008
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

In addition, considering the company has the option to settle the future purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For earnings per share calculation the company includes100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest.  The impact of these potential shares was not reflected for 2009, as the impact would be anti-dilutive..

Revenue recogntion
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

In relation to the Tenda segment, we identified that the same mathematical error, reported in the Gafisa segment above, was applicable to this segment for the year 2009. Therefore we are restating our US GAAP financial position and the results of operations of its Tenda segment.

In addition to the above, the company identified that one of the restatement calculations, in relation to revenue recognition for companies accounted for using the equity method, incorrectly made accounting entries to non-controlling interest and investments. The initial restatement affected the years 2009, 2008 and 2007, therefore the company adjusted the effect on non-controlling interest for all of these periods.

Error in consolidation eliminations (FIN 46)
During the company´s review of its consolidation process for US GAAP purposes an error was identified in relation to the intercompany eliminations processed. The error consisted of a double elimination of proportionate consolidated entities under BR GAAP that are accounted for using the equity method under US GAAP, resulting in an understatement of certain assets and liabilities. This error did not affect net income, nor shareholders equity, since it only related to eliminated intercompany balances. The error did affect multiple segments, namely Gafisa and Tenda.

Deferred tax asset calculation PPA AUSA
In reviewing its deferred tax positions the company identified an error related to the tax rate used in the realization of fair value adjustments and amortization of definite-life intangible assets pertaining to the 2006 business combination for AUSA. It was found that in the shareholder structure of the acquired entities, several entities are subject to a differentiated tax rate. However for the realization of the purchase price allocation adjustments and amortization of definite-life intangible assets the company utilized a single, higher, tax rate. This error resulted in an understatement in deferred tax liabilities and an overstatement in net income for all three years and was therefore recalculated for the years 2009, 2008 and 2007.

Allocation of business combination entries
During the Company´s review of the Condensed consolidated balance sheet under US GAAP, it identified a presentation error between the line items “Goodwill”, "Investments", “Intangible asset, net” and “Deferred Tax Liability”. The presentation error affected 2009, 2008 and 2007 and resulted from an incorrect allocation of the accounting entries for the business combinations for AUSA and CIPESA in 2007. This presentation error has been adjusted and had no effect on Consolidated Statement of Income nor on the Statement of Changes in Shareholders’ Equity.

In addition the company identified that one amount relating to the negative goodwill was still included in the carrying amount of the “Intangibles”, since this should be part of the negative goodwill recognized in the income statements the company has processed an adjustment for the year 2008 and 2009, which also impacted Shareholders Equity

Reclassification of non- controlling interest and equity in results

During the Company’s review of their Condensed consolidated statements of income under US GAAP, it identified a presentation error that resulted from a SPE being consolidated, while results should have been recognized through equity method. The presentation error caused the non controlling interest results to be overstated and therefore several line items in the income stated were adjusted for the year 2009.. This error does affect the total of net income (loss) for 2009, and the Statement of Changes in Shareholders’ Equity .The error was totally adjusted in these financial statements.

Reclassification of non- controlling interest and equity
During the company´s review of its local GAAP to US GAAP reconciliation the company identified an item that was incorrectly included as shareholders equity that should have been presented as non-controlling interest under US GAAP. The error resulted from an accounting entry processed incorrectly, causing US GAAP equity to increase, showing a GAAP difference that does not exist. The error affected the years 2009 and 2008 and was adjusted in these financial statements through a reclassification between the lines “Non-controlling interest” and “Shareholders equity attributable to the owners of Gafisa S.A.”.

Deferred tax reversal negative goodwill
The Company reviewed its deferred tax balances ubder US GAAP and performed an analysis of the effective tax rates on the US GAAP adjustments. During this review the company identified that for one adjustment relating to the reversal of negative goodwill balances for Tenda and Redevco the company did not process a deferred tax adjustment in 2009. We have corrected this error in these financial statements, resulting in an adjustment in the Consolidated Income statement.

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2009

	December 31, 2009 as originally reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as previously reported	Gafisa Revenue recognition	Tenda Revenue recognition	Alphaville Revenue recognition	Gafisa FIN 46	Tenda FIN 46	Deferred tax PPA AUSA	Deferred tax reversal negative goodwill	Reclassification of Non-controlling interest	SCP Unigafisa	Business Combination	Redeemable noncontrolling interest	December 31, 2009 as restated
Assets
Current assets
Cash and cash equivalents	1,348,403	(1,055,463)	—	—	—	292,940	—	—	—	—	—	—	—	—	—	—	—	292,940
Marketable securities	—	1,005,882	—	—	—	1,005,882	—	—	—	—	—	—	—	—	—	—	—	1,005,882
Restricted cash	47,265	49,581	—	—	—	96,846	—	—	—	—	—	—	—	—	—	—	—	96,846
Receivables from clients	1,188,662	—	(150,013)	(188,337)	56,963	907,275	(50,834)	(44,606)	—	—	—	—	—	—	—	—	—	811,835
Properties for sale	1,796,000	—	390,278	305,502	150,978	2,642,758	33,295	27,736	—	—	—	—	—	—	—	—	—	2,703,789
Other accounts receivable	87,502	—	1,398	—	—	88,900	—	—	—	—	—	—	—	—	—	—	—	88,900
Prepaid expenses	14,122	—	—	—	—	14,122	—	—	—	—	—	—	—	—	—	—	—	14,122
Deferred income tax	—	—	8,950	—	—	8,950	5,247	4,211	—	—	—	—	60,693	—	—	—	—	79,101

Investments	185,364	—	9,354	(23,268)	(16,922)	154,528	(21,526)	(16,730)	(26,512)	53,844	1,362	—	—	—	—	(29,559)	—	115,407
Property and equipment, net	58,969	—	—	—	—	58,969	—	—	—	—	—	—	—	—	—	—	—	58,969
Intangibles, net	151,343	—	—	67,287	—	218,630	—	—	—	—	—	—	—	—	—	55,898	—	274,528
Goodwill	31,416	—	—	—	—	31,416	—	—	—	—	—	—	—	—	—	31,120	—	62,536
Other assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Receivables from clients	1,691,642	—	(245,516)	(249,743)	(147,810)	1,048,573	—	—	—	—	—	—	—	—	—	—	—	1,048,573
Properties for sale	416,083	—	(51,135)	—	—	364,948	—	—	—	—	—	—	—	—	—	—	—	364,948
Deferred income tax	15,912	—	49,112	40,515	11,695	117,234	—	—	—	—	—	—	—	—	—	—	—	117,234
Other	96,647	—	5,179	—	—	101,826	—	—	—	82,463	67	—	—	—	—	91	—	184,447

Total assets	7,129,330	—	17,607	(48,044)	54,904	7,153,797	(33,818)	(29,389)	(26,512)	136,307	1,429	—	60,693	—	—	57,550	—	7,320,057

Liabilities and shareholders' equity
Current liabilities
Short—term debt, including current portion of long—term debt	653,070	—	—	—	—	653,070	—	—	—	—	—	—	—	—	—	—	—	653,070
Debentures	132,077	—	—	—	—	132,077	—	—	—	—	—	—	—	—	—	—	—	132,077
Obligations for purchase of land	241,396	—	—	—	—	241,396	—	—	—	—	—	—	—	—	—	—	—	241,396
Materials and services suppliers	169,085	—	—	—	—	169,085	—	—	—	—	—	—	—	—	—	—	—	169,085
Taxes and labor contributions	199,472	—	—	—	—	199,472	(1,855)	(3,923)	—	—	—	—	—	—	—	—	—	193,694
Advances from clients — real estate and services	349,483	—	139,064	1,720	96,616	586,883	—	—	—	—	—	—	—	—	—	—	—	586,883
Credit assignments	118,846	—	—	—	—	118,846	—	—	—	82,463	67	—	—	—	—	—	—	201,376
Acquisition of investments	21,090	—	—	—	—	21,090	—	—	—	—	—	—	—	—	—	—	—	21,090
Dividends payable	50,716	—	—	—	—	50,716	—	—	—	—	—	—	—	—	—	—	—	50,716
Others	81,863	—	—	—	—	81,863	—	—	—	—	—	—	—	—	—	—	—	81,863
Long—term liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Loans, net of current portion	476,645	—	—	—	—	476,645	—	—	—	—	—	—	—	—	—	—	—	476,645
Debentures, net of current portion	1,796,000	—	—	—	—	1,796,000	—	—	—	—	—	—	—	—	—	—	—	1,796,000
Deferred income tax	—	—	—	—	—	—	—	—	—	—	—	—	16,747	—	—	64,172	—	80,919
Obligations for purchase of land	141,563	—	—	—	—	141,563	—	—	—	—	—	—	—	—	—	—	—	141,563
Others	484,857	—	(227)	—	—	484,630	—	—	—	53,844	1,362	—	—	—	—	—	—	539,836
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Redeemable noncontrolling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	256,000	256,000
	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Shareholders' equity	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total Gafisa shareholders’ equity	2,165,255	—	(129,525)	37,678	(88,999)	1,984,409	(10,437)	(8,736)	—	—	—	60,693	(16,747)	(12,435)	(64,209)	(6,622)	(246,498)	1,679,418
Noncontrolling interests	47,912	—	8,295	(87,442)	47,287	16,052	(21,526)	(16,730)	(26,512)	—	—	—	—	12,435	64,209	—	(9,502)	18,426

Total shareholders’ equity	2,213,167	—	(121,230)	(49,764)	(41,712)	2,000,461	(31,963)	(25,466)	(26,512)	—	—	60,693	(16,747)	—	—	(6,622)	(256,000)	1,697,844

Total liabilities and shareholders' equity	7,129,330	—	17,607	(48,044)	54,904	7,153,797	(33,818)	(29,389)	(26,512)	136,307	1,429	60,693		—	—	57,550	—	7,320,057

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Balance Sheet at December 31, 2008

	December 31, 2008 as originally reported	Cash and cash equivalents	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as previously reported	Gafisa Revenue recognition	Alphaville Revenue recognition	Gafisa FIN 46	Deferred tax PPA AUSA	Redeemable noncontrolling interest	SCP Unigafisa	Business Combination	December 31, 2008 as restated
Assets
Current assets
Cash and cash equivalents	510,504	(326,980)	—	—	—	183,524	—	—	—	—	—	—	—	183,524
Marketable securities	—	326,980	—	—	—	326,980	—	—	—	—	—	—	—	326,980
Restricted cash	76,928	—	—	—	—	76,928	—	—	—	—	—	—	—	76,928
Receivables from clients	1,060,845	—	(42,733)	(115,313)	19,272	922,071	(19,527)	—	—	—	—	—	—	902,544
Properties for sale	2,058,721	—	316,291	105,354	72,585	2,552,951	12,518	—	—	—	—	—	—	2,565,469
Other accounts receivable	127,150	—	1,660	—	—	128,810	—	—	—	—	—	—	—	128,810
Prepaid expenses	27,732	—	—	—	—	27,732	—	—	—	—	—	—	—	27,732
Deferred income tax	—	—	8,950	—	—	8,950	2,055	—	—	—	—	—	—	11,005
Investments	49,135	—	989	(33,173)	13,256	30,207	(1,716)	(26,512)	33,221	—	—	—	(28,895)	6,305
Property and equipment, net	50,852	—	—	—	—	50,852	—	—	—	—	—	—	—	50,852
Intangibles, net	188,199	—	—	71,936	—	260,135	—	—	—	—	—	—	59,939	320,074
Goodwill	31,416	—	—	—	—	31,416	—	—	—	—	—	—	31,120	62,536
Other assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Receivables from clients	720,298	—	(283,516)	(10,927)	(44,156)	381,699	—	—	—	—	—	—	—	381,699
Properties for sale	149,403	—	(51,135)	—	—	98,268	—	—	—	—	—	—	—	98,268
Deferred income tax	35,067	—	34,311	16,541	3,466	89,385	—	—	—	—	—	—	—	89,385
Other	93,153	—	5,179	—	—	98,332	—	—	52,479	—	—	—	(996)	149,815

Total assets	5,179,403	—	(10,004)	34,418	64,423	5,268,240	(6,670)	(26,512)	85,700	—	—	—	61,168	5,381,926

Liabilities and shareholders' equity
Current liabilities
Short—term debt, including current portion of long—term debt	430,853	—	—	—	—	430,853	—		—	—	—	—	—	430,853
Debentures	64,930	—	—	—	—	64,930	—		—	—	—	—	—	64,930
Obligations for purchase of land	278,745	—	—	—	—	278,745	—		—	—	—	—	—	278,745
Materials and services suppliers	103,592	—	—	—	—	103,592	—		—	—	—	—	—	103,592
Taxes and labor contributions	112,729	—	—	—	—	112,729	(713)		—	—	—	—	—	112,016
Advances from clients — real estate and services	176,958	—	81,793	—	84,305	343,056	—		—	—	—	—	—	343,056
Credit assignments	46,844	—	—	—	—	46,844	—		52,479	—	—	—	—	99,323
Acquisition of investments	25,296	—	—	—	—	25,296	—		—	—	—	—	—	25,296
Dividends payable	26,106	—	—	—	—	26,106	—		—	—	—	—	—	26,106
Others	85,445	—	—	—	—	85,445	—		—	—	—	—	—	85,445
Long—term liabilities	—	—	—	—	—	—	—		—	—	—	—	—	—
Loans, net of current portion	587,355	—	—	—	—	587,355	—		—	—	—	—	—	587,355
Debentures, net of current portion	442,000	—	—	—	—	442,000	—		—	—	—	—	—	442,000
Deferred income tax	—	—	—	—	—	—	—		—	9,222	—	—	67,790	77,012
Obligations for purchase of land	225,639	—	—	—	—	225,639	—		—	—	—	—	—	225,639
Others	398,474	—	—	—	—	398,474	—		33,221	—	—	—	—	431,695
												—		—
Redeemable noncontrolling interest	—	—	—	—	—	—	—		—	—	162,832	—	—	162,832

Shareholders' equity
Total Gafisa shareholders’ equity	1,723,095	—	(91,797)	67,591	(33,138)	1,665,751	(4,241)	—	—	(9,222)	(145,769)	(34,031)	(6,622)	1,465,866
Noncontrolling interests	451,342	—	—	(33,173)	13,256	431,425	(1,716)	(26,512)	—	—	(17,063)	34,031	—	420,165

Total shareholders’ equity	2,174,437	—	(91,797)	34,418	(19,882)	2,097,176	(5,957)	(26,512)	—	(9,222)	(162,832)	—	(6,622)	1,886,031

Total liabilities and shareholders' equity	5,179,403	—	(10,004)	34,418	64,423	5,268,240	(6,670)	(26,512)	85,700	—	—	—	61,168	5,381,926

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2009

	December 31, 2009 as originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2009 as previously reported	Reclass- ification of non— controlling interest	Gafisa revenue recognition	Tenda revenue recognition	Deferred tax reversal negative goodwill	Deferred tax PPA AUSA	December 31, 2009 as restated

Net operating revenue	2,338,311	(126,636)	(287,556)	(145,321)	1,778,798	(7,010)	(30,165)	(40,683)	—	—	1,700,940

Operating costs (sales and services)	(1,652,850)	73,987	200,148	78,393	(1,300,322)	(4,508)	20,777	27,736	—	—	(1,256,317)

Gross profit	685,461	(52,649)	(87,408)	(66,928)	478,476	(11,518)	(9,388)	(12,947)	—	—	444,623

Operating expenses
Selling; general and administrative	(439,459)	—	74	—	(439,385)	—	—	—	—	—	(439,385)
Other	(161,077)	—	25,530	—	(135,547)	(92)	—	—	—	—	(135,639)

Operating income (loss) before financial results and income tax	84,925	(52,649)	(61,804)	(66,928)	(96,456)	(11,610)	(9,388)	(12,947)	—	—	(130,401)

Financial income	—	—	—	—	125,913	—	—	—	—	—	125,913
Financial expenses	(83,622)	85	(22,226)	2,838	(228,838)	—	—	—	—	—	(228,838)

Income (loss) before income tax	1,303	(52,564)	(84,030)	(64,090)	(199,381)	(11,610)	(9,388)	(12,947)	—		(233,326)

Taxes on income
Current	—	—	—	—	(16,398)	—	—	—	—	—	(16,398)
Deferred	—	—	—	—	3,835	(7,641)	3,192	4,211	60,693	(7,525)	56,765

Income tax expense	(59,567)	14,801	23,974	8,229	(12,563)	(7,641)	3,192	4,211	60,693	(7,525)	40,367

Income (loss) before equity in results					(211,944)	(19,251)	(6,196)	(8,736)	60,693	(7,525)	40,367
and noncontrolling interests	(58,264)	(37,763)	(60,056)	(55,861)
Equity in results	63,862	8,365	9,870	—	82,097	6,816	—	—	—	—	88,913

Net income (loss)	5,598	(29,398)	(50,186)	(55,861)	(129,847)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(104,046)
Less: Net income attributable to the noncontrolling interests	(42,276)	(8,365)	20,308	—	(30,333)	—	—	—	—	—	(30,333)

Net income (loss) attributable to Gafisa	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders
US GAAP net income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Basic earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Reconciliation from US GAAP net income to US GAAP net income available	(36,678)	(37,763)	(29,878)	(55,861)
to Common shareholders
US GAAP net Income (loss)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	(36,678)	(37,763)	(29,878)	(55,861)	(160,180)	(12,435)	(6,196)	(8,736)	60,693	(7,525)	(134,379)

Gafisa S.A.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(In thousands of Brazilian reais, unless otherwise stated)

Consolidated Statement of Operations – year ended December 31, 2008

	December 31, 2008 originally reported	Tenda revenue recognition	Gafisa revenue recognition	Alphaville revenue recognition	December 31, 2008 as previously reported	Gafisa revenue recognition	Deferred tax PPA AUSA	Business Combination	December 31, 2008 as reported

Net operating revenue	1,692,706	(126,315)	(178,766)	(62,184)	1,325,441	(18,815)	—	—	1,306,626

Operating costs (sales and services)	(1,198,256)	92,796	80,898	32,440	(992,122)	12,518	—	—	(979,604)

Gross profit	494,450	(33,519)	(97,868)	(29,744)	333,319	(6,296)	—	—	327,023

Operating expenses
Selling, general and administrative	(306,134)	(5,417)	—	—	(311,551)	—	—	—	(311,551)
Other	163,363	573	39,579	—	203,515	—	—	(6,622)	196,893

Operating income (loss) before financial results and income tax	351,679	(38,363)	(58,289)	(29,744)	225,283	(6,296)	—	(6,622)	212,365

Financial income	40,198	(7,625)	23,291	20,789	99,335	—	—	—	99,335
Financial expenses	—	—	—	—	(22,682)	—	—	—	(22,682)

Income (loss) before income tax	391,877	(45,988)	(34,998)	(8,955)	301,936	(6,296)	—	(6,622)	289,018

Taxes on income	—	—	—	—	—	—	—	—
Current	—	—	—	—	(21,575)	—	—	—	(21,575)
Deferred	—	—	—	—	(20,720)	2,055	(9,039)	—	(27,704)

Income tax expense	(70,576)	15,690	12,045	546	(42,295)	2,055	(9,039)	—	(49,279)

Income (loss) before equity in results
and noncontrolling interests	321,301	(30,298)	(22,953)	(8,409)	259,641	(4,241)	(9,039)	(6,622)	239,739
Equity in results	26,257	—	—	3,616	29,873	—	—	—	29,873

Net income (loss)	347,558	(30,298)	(22,953)	(4,793)	289,514	(4,241)	(9,039)	(6,622)	269,612
Less: Net income attributable to the noncontrolling interests	(47,900)	—	34,031	(3,616)	(17,485)	—	—	—	(17,485)

Net income (loss) attributable to Gafisa	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127

Reconciliation from US GAAP net income (loss) to US GAAP net income (loss) available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127
US GAAP net income (loss)

US GAAP net income (loss) available to Common shareholders (Basic earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127

Reconciliation from US GAAP net income to US GAAP net income available to Common shareholders	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127

US GAAP net Income (loss)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	252,127

US GAAP net income (loss) available to Common shareholders (Diluted earnings)	299,658	(30,298)	11,078	(8,409)	272,029	(4,241)	(9,039)	(6,622)	243,880

*          *          *

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Construtora Tenda S.A.

We have audited the consolidated balance sheet of Construtora Tenda S.A. as of December 31, 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the period from October 22, 2008 through December 31, 2008, all expressed in Brazilian Reais (not presented herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

On October 1, 2010, a merger took place between Ernst & Young Auditores Independentes S.S. and Terco Grant Thornton Auditores Independentes S.S. to form Ernst & Young Terco Auditores Independentes S.S. Terco Grant Thornton Auditores Independentes S.S. audited the consolidated balance sheet of Construtora Tenda S.A as of December 31, 2008 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the period October 22, 2008 through December 31, 2008, and issued an unqualified opinion on those consolidated financial statements (prior to restatement), while still a member firm of Grant Thornton International. The combined firm Ernst & Young Terco Auditores Independentes S.S. has assumed responsibility for this audit work.

A-1

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Construtora Tenda S.A. as of December 31, 2008 and the consolidated results of its operations, and its cash flows for the period from October 22, 2008 through December 31, 2008 in accordance with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 25 to the consolidated financial statements).

As discussed in Note 2.2.17 the accompanying consolidated statement of cash flows presented under accounting practices adopted in Brazil and certain income tax disclosures have been restated. Further the financial information presented for accounting principles generally accepted in the United States of America in Note 25 has been restated principally for revenue recognition, cash equivalents classification and business combination accounting.

São Paulo, Brazil

April 27, 2009,
except for Notes 2.2.17 and 25 as to which the date is
May 29, 2012, and
except for Note 26 as to which the date is
July 5, 2012

/s/ Ernst & Young Terco Auditores Independentes S.S.
Ernst & Young Terco Auditores Independentes S.S.
CRC 2SP-015.199/O-6

/s/ Daniel Gomes Maranhão Junior
Daniel Gomes Maranhão Junior
Partner Accountant CRC 1SP-215.856/O-5

/s/ Acyr de Oliveira Pereira
Acyr de Oliveira Pereira
Partner Accountant CRC 1SP-220.266/O-0

 A-2