Form 20-F
period 2011-12-31
Gafisa S.A.
filed 2012-07-06
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
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

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55(11) 3025-9348
e mail: ri@gafisa.com
Attn: Alceu Duilio Calciolari – Chief Executive Officer
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

The number of outstanding shares of each class as of December 31, 2011.
Title of Class	Number of Shares Outstanding
Common Stock	432,699,559*

*	Includes 599,486 common shares that are held in treasury.

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

In this annual report, references to “Gafisa,” “we,” “our,” “us,” “our company” and “the Company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” are to accounting practices adopted in Brazil and references to “US GAAP” are to generally accepted accounting principles in the United States. Any reference to “financial statement” is related to our consolidated financial statements.

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

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that converged Brazilian GAAP with IFRS. Our Brazilian GAAP financial statements as of and for the years ended December 31, 2008 and 2007 reflect changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at that time.  We elected January 1, 2009 as a transition date to full adoption of the new accounting standards (“new CPCs”).  Our financial statements as of and for the year ended December 31, 2009 and as of January 1, 2009 have been restated to reflect these adjustments.  In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC.  We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2011.  Consequently, our financial statements are prepared in accordance with the Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).  We understand that the IASB continues to consider alternatives to its current revenue recognition principles applicable to construction companies and we continue to follow developments as proposed by the CPC and other accounting standards bodies in other jurisdictions.

Reconciliations and descriptions of the effect of the transition to the newly adopted Brazilian GAAP are provided in Note 2.1.3 to our 2010 audited financial statements not included in this annual report.

Brazilian GAAP differs in significant respects from US GAAP and IFRS. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of equity and net income from Brazilian GAAP to US GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data have been derived from our audited consolidated financial statements.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from US GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income and equity from Brazilian GAAP to US GAAP, see notes to our consolidated financial statements included elsewhere in this annual report. See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

The following table sets forth financial information as of and for the years ended December 31, 2011, 2010 and 2009 and have been prepared in accordance with Brazilian GAAP in effect as of December 31, 2011. Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31,
	2011		2010(1) as restated		2009 (1) as restated
	(in thousands except per share, per ADS and operating data)(3)
Consolidated Income Statement Data:
Brazilian GAAP:
Net operating revenue	R$	2,940,506	R$	3,403,050	R$	3,022,346
Operating costs		(2,678,338)		(2,460,918)		(2,143,762)
Gross profit		262,168		942,132		878,584
Operating expenses, net		(865,092)		(549,403)		(600,815)
Financial expenses, net		(159,903)		(82,117)		(111,006)
Income (loss) before income and social contribution taxes		(762,827)		310,612		166,763
Income and social contribution taxes		(142,362)		(22,128)		(37,812)
Net income (loss) for the year		(905,189)		288,484		142,962
Net income for the year attributable to noncontrolling interest		39,679		23,919		41,222
Net income (loss) for the year attributable to owners of Gafisa S.A	R$	(944,868)	R$	264,565	R$	101,740
Share and ADS data(2):
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(2.1893)		0.6415		0.3808
Earnings (loss) per share—Diluted		(2.1893)		0.6109		0.3242

	As of and for the year ended December 31,
	2011		2010(1) as restated		2009 (1) as restated
	(in thousands except per share, per ADS and operating data)(3)
Weighted average number of shares outstanding—in thousands		431,586		412,434		267,174
Dividends and interest on shareholders’ equity declared—in thousands of R$		-		98,812		50,716
Earnings (loss) per share—R$ per share		(2.1867)		0.6140		0.6100
Number of common shares outstanding as at end of period—in thousands		432,099		430,916		166,778
Earnings (loss) per ADS—R$ per ADS (3)		(4.3734)		1.2279		1.2200
US GAAP:
Net operating revenue		3,250,227		1,929,130		1,700,940
Operating costs		(2,743,144)		(1,472,085)		(1,256,317)
Gross profit		507,083		457,045		444,623
Operating expenses, net		(862,975)		(575,776)		(575,024)
Financial expenses, net		(97,370)		(97,810)		(102,925)
Loss before income and social contribution taxes and equity pick-up		(453,262)		(216,541)		(233,326)
Income and social contribution taxes		(334,410)		100,811		40,367
Equity pick-up		59,687		42,161		88,913
Net loss for the year		(727,985)		(73,569)		(104,046)
Net income attributable to noncontrolling interests		(27,784)		(21,214)		(30,333)
Net loss attributable to owners of Gafisa S.A. (4)		(755,769)		(94,783)		(134,379)

Per share and ADS data(2):
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(1.7511)		(0.2298)		(0.5030)
Earnings (loss) per share—Diluted		(1.7511)		(0.2298)		(0.5030)
Weighted average number of shares outstanding — in thousands		431,586		412,434		267,174
Dividends declared and interest on equity		-		98,812		50,716
Per ADS data—R$ per ADS(3):
Earnings (loss) per ADS—Basic (3)		(3.5022)		(0.4596)		(1.006)
Earnings (loss) per ADS—Diluted (3)		(3.5022)		(0.4596)		(1.006)
Weighted average number of ADSs outstanding — in thousands		215,793		206,217		133,587
Dividends and interest on equity declared		-		98,812		50,716

Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	R$	983,660	R$	1,201,148	R$	1,424,053
Current and non-current properties for sale		2,847,290		2,206,072		1,748,457
Working capital(5)		2,498,419		4,808,337		3,195,413
Total assets		9,506,624		9,040,791		7,455,421
Total debt(6)		3,755,810		3,290,109		3,122,132
Total equity		2,747,094		3,632,172		2,384,181

US GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments		858,351		1,127,382		1,395,668
Current and non-current properties for sale		3,847,858		3,690,328		3,068,738
Working capital(5)		3,353,108		4,184,009		2,762,165
Total assets		8,861,145		8,482,267		7,320,057
Total debt(6)		3,444,478		3,081,276		3,057,792
Total Gafisa equity		1,719,948		2,611,844		1,679,418
Equity of noncontrolling interests		21,174		20,833		18,426
Total equity		1,741,122		2,632,677		1,697,844

Consolidated Cash Flow Provided By (used in):
Brazilian GAAP
Operating activities		(819,438)		(1,079,643)		(692,084)
Investing activities		3,796		122,888		(762,164)
Financing activities		696,848		920,197		1,555,745

Operating data:
Number of new developments		49		127		69
Potential sales value(7)		3,526,298		4,491,835		2,301,224
Number of units launched(8)		12,224		22,233		10,810
Launched usable area (m2)(9)		2,250,725		3,008,648		1,415,110
Units sold		9,844		20,744		21,952

(1)
Our 2010 consolidated financial statements previously filed with Brazilian Securities Comission (CVM) and those furnished as unaudited form 6K with the U.S. Securities and Exchange Comission, filed on January 17, 2012, were restated to reflect retrospective correction of errors related to budget of costs and certain balance sheet reclassifications as disclosed in Note 2.1.3.

(2)
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

(3)	Earnings per ADS is calculated based on each ADS representing two common shares.

(4)	The following table sets forth reconciliation from US GAAP net loss to US GAAP net loss available to common shareholders:

	As of and for the year ended December 31,
	2011	2010 (restated)	2009 (restated)
Reconciliation from US GAAP net loss attributable to Gafisa to US GAAP net loss available to common shareholders (Basic):
US GAAP net loss (Basic)	(755,769)	(94,783)	(134,379)
US GAAP net loss available to common shareholders (Basic earnings loss)	(755,769)	(94,783)	(134,379)
Reconciliation from US GAAP net loss attributable to Gafisa to US GAAP net loss available to common shareholders (Diluted):
US GAAP net loss	(755,769)	(94,783)	(134,379)
US GAAP net loss available to common shareholders (Diluted earnings loss)	(755,769)	(94,783)	(134,379)

*
Pursuant to ASC 260-10-S99-2 “The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock,” following the exchange of Class A for Class G Preferred shares, the excess of the fair value of the consideration transferred to the holders of the preferred stock over the carrying amount of the preferred stock in the balance sheet was subtracted from net income to arrive at net earnings available to common shareholders in the calculation of earnings per share. For purposes of displaying earnings per share, the amount is treated in a manner similar to the treatment of dividends paid to the holders of the preferred shares. The conceptual return or dividends on preferred shares are deducted from net earnings to arrive at net earnings available to common shareholders.

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

The following table sets forth financial information as of and for the years ended December 31, 2008 and 2007 and have been prepared in accordance with Brazilian GAAP in effect at such time. See “Presentation of Financial and Other Information.” Significant changes were introduced to Brazilian GAAP in 2010 which were applied retroactively to January 1, 2009 but not to prior periods. Therefore the financial information as of and for the years as of ended December 31, 2008 and 2007 is not comparable to the financing information as of and for the years ended December 31, 2011, 2010 and 2009. Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31,
	2008(1)		2007(1)
	(in thousands except per share, per ADS and operating data)(2)
Consolidated Income Statement Data:
Brazilian GAAP:
Gross operating revenue	R$	1,805,468	R$	1,251,894
Net operating revenue		1,740,404		1,204,287
Operating costs		(1,214,401)		(867,996)
Gross profit		526,003		336,291
Operating expenses, net		(357,798)		(236,861)
Financial income (expenses), net		7,815		28,628
Income before taxes on income and noncontrolling interest		176,020		128,058
Taxes on income		(43,397)		(30,372)
Noncontrolling interest		(22,702)		(6,046)
Net income		109,921		91,640
Share and ADS data(2):
Per common share data—R$ pre share:
Earnings (loss) per share—Basic		—		—
Earnings (loss) per share—Diluted		—		—
Weighted average number of shares outstanding—in thousands		—		—
Dividends and interest on equity declared		26,104		26,981
Earnings per share—R$ per share		0.8458		0.7079
Number of common shares outstanding as at end of period—in thousands		129,962		129,452
Earnings per ADS—R$ per ADS (3)		1.6916		1.4158
US GAAP as restated:
Net operating revenue		1,306,626		997,975
Operating costs		(979,603)		(817,770)
Gross profit		327,023		180,205
Operating expenses, net		(114,658)		(190,430)
Financial income (expenses), net		76,653		31,629
Income before income taxes, equity in results and noncontrolling interest		289,018		21,404
Taxes on income		(49,279)		5,223

	As of and for the year ended December 31,
	2008(1)		2007(1)
	(in thousands except per share, per ADS and operating data)(2)
Equity in results		29,873		18,997
Cumulative effect of a change in an accounting principle:		—		—
Net income		269,612		45,624
Less: Net income attributable to noncontrolling interests		(17,485)		(15,236)
Net income attributable to Gafisa		252,127		30,388

Per share and ADS data(2):
Per preferred share data—R$ per share:
Earnings per share—Basic		—		—
Earnings per share—Diluted		—		—
Weighted average number of shares outstanding — in thousands		—		—
Per common share data—R$ per share:
Earnings per share—Basic		0.9977		0.1227
Earnings per share—Diluted		0.5895		0.0933
Weighted average number of shares outstanding — in thousands		259,341		252,063
Dividends declared and interest on equity		26,104		26,981
Per ADS data—R$ per ADS(3):
Earnings per ADS—Basic (3)		1.9954		0.2454
Earnings per ADS—Diluted (3)		1.1790		0.1866
Weighted average number of ADSs outstanding — in thousands		129,671		126,032
Dividends and interest on equity declared		26,104		26,981

Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	R$	605,502	R$	517,420
Current and non-current properties for sale		2,028,976		1,022,279
Working capital(4)		2,448,305		1,315,406
Total assets		5,538,858		3,004,785
Total debt(5)		1,552,121		695,380
Total equity		1,612,419		1,498,728

US GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	R$	587,432	R$	522,034
Current and non-current properties for sale		2,663,737		1,204,881
Working capital(4)		2,653,630		1,322,642
Total assets		5,381,926		2,878,331
Total debt(5)		1,525,138		686,524
Total Gafisa equity		1,465,866		1,264,919
Noncontrolling interests		420,165		29,156
Total equity		1,886,031		1,294,075

Consolidated Cash flow provided by (used in):
Brazilian GAAP
Operating activities		(812,512)		(451,929)
Investing activities		(78,300)		(149,290)
Financing activities		911,817		842,629

Operating data:
Number of new developments		64		53

	As of and for the year ended December 31,
	2008(1)	2007(1)

Potential sales value(6)	2,763,043	2,235,928
Number of units launched(7)	10,963	10,315
Launched usable area (m2)(8) (9)	1,838,000	1,927,821
Sold usable area (m2)(8) (9)	1,339,729	2,364,173
Units sold	11,803	6,120

(1)
Our Brazilian GAAP financial statements as of and for the years ended December 31, 2008 and 2007 reflect the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008.  The Brazilian GAAP financial information was restated to correct the accounting treatment for net income attributable to non-controlling interest related to an unincorporated venture to financial expenses.

(2)
On January 26, 2006, all our preferred shares were converted into common shares. On January 27, 2006, a stock split of our common shares was approved, giving effect to the split of one existing share into three newly issued shares, increasing the number of shares from 27,774,775 to 83,324,316. All US GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on January 27, 2006. All US GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on January 27, 2006. Brazilian GAAP earnings per share and ADS amounts have not been adjusted retroactively to reflect the share split on January 27.

(3)	Earnings per ADS is calculated based on each ADS representing two common shares.

(4)	Working capital equals current assets less current liabilities.

(5)	Total debt comprises loans, financings and short term and long term debentures. Amounts exclude loans from real estate development partners.

(6)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(7)	The units delivered in exchange for land pursuant to swap agreements are not included.

(8)	One square meter is equal to approximately 10.76 square feet.

(9)	Does not include data for FIT, Tenda and Bairro Novo.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. On December 31, 2011, the period-end real/U.S. dollar exchange rate was R$1.8758 per US$1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2007	R$	1.771	R$	1.793	R$	1.762	R$	1.823
December 31, 2008		2.337		2.030		1.559		2.500
December 31, 2009		1.741		2.062		1.702		2.422
December 31, 2010		1.665		1.759		1.655		1.880
December 31, 2011		1.876		1.718		1.535		1.902
Month Ended:
October 2011		1.689		1.787		1.689		1.886
November 2011		1.811		1.810		1.727		1.894
December 2011		1.876		1.829		1.783		1.876
January 2012		1.739		1.804		1.739		1.868
February 2012		1.709		1.720		1.702		1.738
March 2012		1.822		1.774		1.715		1.833
April 2012		1.892		1.859		1.826		1.892
May 2012		2.022		1.998		1.915		2.082
June 2012		2.021		2.054		2.018		2.090

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On June 29, 2012, the selling rate was R$2.021 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at June 29, 2012 may not be indicative of future exchange rates.

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or serious reasons to foresee such imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. For approximately six months in 1989, and early 1990, for example, the Federal Government froze all dividend and capital repatriations that were owed to foreign equity investors. These amounts were subsequently released in accordance with Federal Government directives. There can be no assurance that similar measures will not be taken by the Federal Government in the future.

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

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product, or “GDP,” resulting in a decrease in both the number of developments launched and the rate of sales of our units. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

We operate in a highly competitive industry and our failure to compete effectively could adversely affect our business.

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo Rio de Janeiro, Minas Gerais and Salvador, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2011, our net debt level payable to venture partners (indebtness from debentures, working capital, project financing and payables to venture partners balance, net of our cash position) was in excess of R$3,245.3 million: our cash and cash equivalents and short-term investments was in excess of R$984 million and our total debt was R$3,755.8 million and obligations to venture partners was R$473.2 million.

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

The affordable entry-level segment is strongly dependent on the availability of financing, including from the Minha Casa, Minha Vida program and from Caixa Econômica Federal, or the “CEF.” The scarcity of financing, the increase in interest rates, the reduction in financing terms, share of financing per unit and subsidies or any other modification in other financing terms and conditions may adversely affect the performance of the affordable entry-level segment.

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

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure you that new and stricter standards will not be adopted or become applicable to us, or that stricter interpretations of existing laws and regulations will not be promulgated. Furthermore, we cannot assure you that any such more onerous regulations would not cause delays in our projects or that we would be able to secure the relevant permits and licenses. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly, which can adversely affect our business and the market price of our common shares or the ADSs.

Scarcity of financing and/or increased interest rates could cause a decrease in the demand for real estate properties, which could negatively affect our results of operations, financial condition and the market price of our common shares or the ADSs.

The scarcity of financing and/or an increase in interest rates or in other indirect financing costs may adversely affect the ability or willingness of prospective buyers to purchase our products and services, especially prospective low income buyers. A majority of the bank financing obtained by prospective buyers comes from the Housing Financial System (Sistema Financeiro de Habitação), or the “SFH,” which is financed by funds raised from savings account deposits. The Brazilian Monetary Council (Conselho Monetário Nacional), or the “CMN,” often changes the amount of such funds that banks are required to make available for real estate financing. If the CMN restricts the amount of available funds that can be used to finance the purchase of real estate properties, or if there is an increase in interest rates, there may be a decrease in the demand for our residential and commercial properties and for the development of lots of land, which may adversely affect our business, financial condition and results of operations.

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

The CEF has several home financing programs for the low-income segment, which are used by Construtora Tenda S.A., or “Tenda,” to fund its activities. The CEF is a state-owned financial institution and is subject to political influence, which may change the availability or the terms of the home financing programs. The cancelation, suspension, interruption or a significant change in such programs may affect our growth estimates and our business. Furthermore, the suspension, interruption or slowdown in the CEF’s activities to approve projects, grant financing to our clients and evaluate construction process, among other activities, may adversely impact our business, financial position, results of operations and the market price of our common shares and ADSs.

Also, in March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida,” with an announcement in 2010 of a second phase of the program from 2011 until 2014, that aims to finance two million houses, twice as much as was financed in the first phase of the program. The program aims to reduce the housing deficit in Brazil, which as of 2010 was estimated to be 5.5 million houses. The program calls for government investment of more than R$30 billion in the first phase and more than R$72 billion during the second phase, to be available made through financing from the “CEF,” and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. During the second phase of this program, 800 thousand houses will be built for families with monthly incomes of three to ten times the minimum wage, which make up our target clients under our Tenda brand. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. Financing to the affordable entry-level segment is primarily made available through the CEF. Any changes in such financing would force us to seek new sources of financing and the availability of funds under similar conditions is limited, which would have an adverse effect on our results of operations.

We may sell portions of our landbank located in nonstrategic regions, which is in line with our future strategies. As a result, we will prepare an annual analysis for impairment of our landbank.

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we decided to sell a portion of our landbank and our evaluation of impairment on landbank and properties for sale resulted in provisions for impairment in the amount of R$92.1 million.

The real estate industry is dependent on the availability of credit, especially in the affordable entry-level segment.

One of our main strategies is to expand our operations to the affordable entry-level segment in which clients are strongly dependent on bank financing to purchase homes. This financing may not be available on favorable terms to our clients, or at all. Changes in the Real Estate Financing System (Sistema de Financiamento Imobiliário), or the “SFI,” and in the SFH rules, the scarcity of available resources or an increase in interest rates may affect the ability or desire of such clients to purchase homes, consequently affecting the demand for homes. These factors would have a material adverse effect on our business, financial condition and results of operations.

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

As of December 31, 2011, our total debt was R$3.8 billion and our short-term debt was R$3.0 billion. In addition, as of December 31, 2011, our cash and cash equivalents and short-term investments available was R$983.7 million and our net debt represented 118.1% of our shareholders’ equity including the noncontrolling interest. Our indebtedness has variable interest rates. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately R$115 million on our earnings and cash flows, based on the net debt level as of December 31, 2011.

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

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios, ratings and tests. Our ability to meet these financial ratios, ratings and tests can be affected by events beyond our control and we cannot assure that we will meet those tests, especially given the lower yield environment in which the industry currently operates. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we could be forced to seek waivers. We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. As of December 31, 2011, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in certain of our debentures, for which we obtained a waiver and renegotiated certain covenant ratios in March 2012. In each of January, April and June 2012, we were in default on restrictive covenants for a bank loan (cédula de crédito imobiliário) or CCB in the amount of R$100 million as a result of a downgrade in our corporate rating. In each instance, we obtained a waiver to avoid early redemption of this indebtedness.  If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration. While we do not believe such occurrence to be likely, if it were to happen, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us.

We may not be successful in managing and integrating the businesses and activities of Alphaville, Cipesa and Tenda.

We have acquired controlling stakes in three Brazilian real estate companies: (1) Alphaville Urbanismo S.A., one of the largest residential community development companies in Brazil; (2) Cipesa Empreendimentos Imobiliários S.A., one of the leading homebuilders in the State of Alagoas; and (3) Construtora Tenda S.A., a residential homebuilder with a focus on the affordable entry-level segment. However, we may not be successful in managing and integrating these companies, which could adversely affect our business.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2011, we had a total of R$100.2 million of labor liabilities and provisions for such liabilities in the amount of R$40 million. 81% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter, the CPC issued new accounting standards that converged Brazilian GAAP to IFRS.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at the time. We elected January 1, 2009 as a transition date to full adoption of the new Brazilian GAAP as generally adopted by construction companies in Brazil, and amended certain accounting practices in the Brazilian GAAP financial statements. Our financial statements as of and for the year ended December 31, 2009 have been restated to reflect these adjustments. As the prior period Brazilian GAAP financial statements were not adjusted to the new Brazilian GAAP as generally adopted by construction companies in Brazil, these financial statements are not comparable to the financial statements as at and for the years ended December 31, 2011, 2010 and 2009 (restated). Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate

Development Entities and CPC 37 has been applied in preparing the financial statements for the years ended December 31, 2011, 2010 and 2009.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales are under consideration by the International Financial Reporting Interpretation Committee or “IFRIC”. The results of this consideration may cause us to revise our accounting practices related to the recognition of our revenues.

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

In connection with the preparation of our financial statements as of and for the years ended December, 31, 2010 and December 31, 2011, we identified material weaknesses as discussed more fully in Item 15 regarding the following:

•
Revenue recognition under U.S. GAAP principally related to evaluation of the contractual provisions existing within our sales contracts that provide for a potential refund to our customers and classification of certain items in both the income statement and balance sheet;

•	Budgets of the costs of works in progress where we did not identify the adjustments to budgets in connection with our revenue recognition accounting;

•	Cash equivalents classification under U.S. GAAP;

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

Failure to remediate timely any identified deficiencies in internal control could cause us to spend significant resources and costs in an attempt to complete remediation and ensure compliance with our reporting obligations. The rules of the SEC require that we file periodic reports containing our financial statements within a specified time following the completion of annual fiscal periods, and we were not in compliance with these timely filing requirements with respect to our 2010 and 2011 annual reports on Form 20-F and have only filed our 2010 and 2011 annual report as of the date hereof. This and any future failure by us to timely file our periodic reports with the SEC may result in a number of adverse consequences that could materially and adversely affect our business, including, without limitation, potential action by the SEC against us, shareholder lawsuits, delisting of our stock and general damage to our reputation.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally, especially in the United States. The prices of shares traded on the São Paulo Stock Exchange (BM&F Bovespa S.A. — Bolsa de Valores Mercadorias e Futuros), or the “BM&FBOVESPA,” have been historically affected by the fluctuation of interest rates and stock exchange indexes in the United States. Events in other countries or capital markets could have an adverse effect on the price of our shares, which could make it more difficult for us to access the capital markets and obtain financing on acceptable terms in the future, or at all.

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

As of December 31, 2011 our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian economy is also affected by international economic and general market conditions, especially economic and market conditions in the United States. Share prices on the BM&FBOVESPA, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.4 trillion as of March 31, 2012 and an average daily trading volume of US$3.5 billion for 2012. In comparison, the NYSE had a domestic market capitalization of US$12.4trillion (excluding funds and non-U.S. companies) as of March 31, 2012 and an average daily trading volume of approximately US$45 billion for 2012.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 44.3% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012. The top ten stocks in terms of trading volume accounted for 44.3% of all shares traded on the BM&FBOVESPA in 2010. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2012 was US$8.9 million and US$2.4 million, respectively.

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

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We will acquire the remaining 20% of Alphaville’s shares that we currently do not own through the issuance of an estimated 70,251,551 common shares, which we intend to complete in 2012, as per material fact issued on June 8, 2012. As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. In 2007, we distributed dividends for fiscal year 2006 in the total amount of R$11.0 million, or R$0.10 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury). In April 2008, our shareholders approved the distribution of dividends for the fiscal year 2007 in the amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which were fully paid to our shareholders on April 29, 2008. On April 30, 2009, our shareholders approved the distribution of dividends for the fiscal year 2008 in the amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 18, 2009. On April 27, 2010, our shareholders approved the distribution of dividends for the fiscal year 2009 in the amount of R$50.7 million, or R$0.12 per share (giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting held on February 22, 2010 and excluding shares held in treasury), which was fully paid to our shareholders on December 15, 2010. Based on the results of the fiscal year 2011, on April 29, 2011, our shareholders approved the distribution of a dividend in the amount of R$98.8 million, or R$0.23 per share, which were fully paid to our shareholders on December 28, 2011. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

Holders of ADSs will not be able to enforce the rights of shareholders under our bylaws and Brazilian corporate law and may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company.

Holders of ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and Brazilian corporate law.

Our corporate affairs are governed by our bylaws and Brazilian corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) would be treated as U.S. source gain or loss for all foreign tax credit purposes. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against the holder’s U.S. federal income tax on foreign-source income from other sources.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Gafisa S.A. is a corporation organized under the laws of Brazil. We were incorporated on November 12, 1996 for an indefinite term. Our registered and principal executive offices are located at Av. Nações Unidas No. 8,501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 30259000 and + 55 (11) 3025-9348, respectively.

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 58 years ago, we have completed and sold more than 1,000 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville, which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2011, approximately 61% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 28% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 11% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders and currently operate in 113 cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2011, approximately 23% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

In October 2006, we entered into an agreement with Alphaville Participações S.A. to acquire 100% of Alphaville Urbanismo S.A., or “Alphaville,” one of the largest residential community development companies in Brazil in terms of units and square meters, focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provided for the purchase of the remaining 40% in two phases: 20% was purchased in 2010 for R$126.5 million and the remaining 20% will be purchased in 2012, either in cash or shares issued by us, at our sole discretion. Alphaville is operating as one of our subsidiaries based in the city of São Paulo.

As provided for in our 2006 acquisition agreement with Alphaville Participações S.A., we will have to acquire the remaining shares of Alphaville, representing 20% of its total voting capital, in 2012.  The price of R$359,0 million at which we will make this acquisition was determined based on a valuation performed by investment banks and we will settle through the issuance of an estimated 70,251,551 common shares. The number of shares that will be issued to settle this transaction is under negotiation.

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

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of lower and lower-middle income residential projects. On October 21, 2008, Gafisa and Tenda concluded a business combination in which FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income segment in Brazil focused on developing real estate units with an average price of less than R$200 million. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda. On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s noncontrolling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa. On October 26, 2007, Gafisa acquired 70% of Cipesa Engenharia S.A., a leading homebuilder in the State of Alagoas at the time.

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

Capital Expenditures

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

In 2011, we invested R$48.7 million in machinery and equipment, information technology equipment, software, project planning, technology information projects, and the refurbishment of new office facilities in Minas Gerais. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$28.2 million and R$7.9 million respectively.

Our capital expenditures are all made in Brazil and are usually funded by financings through local debt capital markets. We currently do not have any significant capital expenditures in progress.

B. Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. Over more than 50 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,000 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “Alphaville,” and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2011, approximately 61% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 28% of the value of our launches under the Alphaville brand, and affordable entry-level housing, which represents approximately 11% of the value of our launches under the Tenda brand. In addition, we provide construction services to third parties.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in more than 113 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District, which represents approximately 90% of the national population and approximately 90% of the gross domestic product as of December 31, 2011. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2011 approximately 23% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

As a result of the review of the operations of the Company in the fourth quarter of 2011, the Gafisa segment will focus mainly on the São Paulo and Rio de Janeiro markets, as we will increase investments in the Alphaville segment and temporarily reduce the activities of the Tenda segment.

Our Markets

We are present in 113 municipalities, including Abatia, Águas Lindas de Goias, Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Barbacena, Barra dos Coqueiros, Barreiro, Barueri, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Cabo Frio, Cachoeirinha, Cajamar, Camaçari, Campinas, Campo Grande, Campos dos Goytacazes, Canoas, Caruaru, Caxias, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Eusébio, Feira de Santana, Ferraz de Vasconcelos, Fortaleza, Foz do Iguaçu, Goiânia, Governador Valadares, Gramado, Gravataí, Guarujá, Guarulhos, Iguaraçu, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, Jandira, Jardim Primavera, João Pessoa, Juiz de Fora, Jundiaí, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Mauá, Mirante Campina Grande, Mogi das Cruzes, Montes Claros, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Novo Gama, Novo Hamburgo, Osasco, Paço do Lumiar, Parnamirim, Petrolina, Pinhais, Piracicaba, Poá, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão das Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Samambaia, Santa Luzia, Santana de Parnaiba, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São José dos Campos, São Leopoldo, São Luis, São Paulo, São Vicente, Sapucaia

do Sul, Serra, Sete Lagoas, Sorocaba, Suzano, Taboão da Serra, Teresina, Valência, Valparaíso, Vespasiano, Vitória da Conquista, Volta Redonda, across 21 states and the Federal District throughout Brazil.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of;

•	residential units;

•	land subdivisions (also known as residential communities);

•	commercial buildings;

•	construction services to third parties; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our potential sales value from new developments generated for each of our real estate activities and as a percentage of total real estate value generated during the periods presented:

	For year ended December 31,
	2011	2011	2010	2010	2009 (1)	2009
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	1,401,666	39.4	3,751,243	83.1	1,726,399	73.9
Land subdivisions	1,040,071	29.3	740,592	16.4	419,512	17.6
Commercial	1,085,099	30.5	—	—	155,313	6.5
Potential sales	3,526,836	99.2	4,491,835	99.5	2,301,224	98.0
Construction services	29,607	0.8	24,289	0.5	47,999	2.0
Total real estate sales	3,556,443	100.0	4,516,124	100.0	2,349,223	100.0

The table below sets forth our actual sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2011	2011	2010	2010	2009 (1)	2009
	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)	(in thousands of R$)	(% of total)
Residential buildings	885,124	39.5	2,214,134	82.1	934,876	70.4
Land subdivisions	706,573	31.6	457,966	17.0	264,392	19.9
Commercial	618,538	27.6	—	—	80,323	6.1
Launches Sales	2,210,235	98.7	2,672,100	99.1	1,279,591	96.4
Construction services	29,607	1.3	24,289	0.9	47,999	3.6
Total real estate sales	2,239,842	100.0	2,696,389	100.0	1,327,590	100.0

(1)      Consolidates all sales of Tenda since January 1, 2009.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2011	2010	2009
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	1,611,510	1,537,604	804,937
Developments launched (9)	16	26	11
Usable area (m2)(2)	298,133	357,699	157,755
Units launched(3)	3,808	3,336	1,490
Average sales price (R$/m2)(2)	5,405	4,568	5,102
Rio de Janeiro
Potential sales value of units launched(1)	557,562	158,953	95,955
Developments launched (9)	4	3	3
Usable area (m2)(2)	134,968	36,075	19,015
Units launched(3)	1,742	285	436
Average sales price (R$/m2)(2)(4)	4,131	4,406	5,046
Other States (7)
Potential sales value of units launched(1)	(12,354)	458,766	363,628
Developments launched (9)	1	17	13
Usable area (m2)(2)	(2,898)	221,747	138,503
Units launched(3)	(70)	1,504	1,487
Average sales price (R$/m2)(2)(4)	1,716	2,068	2,625
Total Gafisa
Potential sales value of units launched(1)	2,156,718	2,155,323	1,264,520
Developments launched (9)	21	46	27
Usable area (m2)(2)	430,203	615,521	315,273
Units launched(3)	5,479	5,124	3,413
Average sales price (R$/m2)(2)(4)	5,013	3,626	4,011
Alphaville
Potential sales value of units launched(1)	972,385	740,592	419,512
Developments launched (9)	12	15	10
Usable area (m2)(2) (8)	1,655,927	1,705,121	1,039,434
Units launched(3)	3,714	3,607	2,096
Average sales price (R$/m2)(2)(4)	526	434	403
Tenda(5)(6)
Potential sales value of units launched(1)	397,733	1,595,919	617,191
Developments launched (9)	16	66	31
Usable area (m2)(2)	164,595	709,106	—
Units launched(3)	3,030	13,502	5,286
Average sales price (R$/m2)(2)(4)	2,416	2,251	—

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)
One square meter is equal to approximately 10.76 square feet; values for Gafisa´s participation on the project. For Gafisa, it includes the usable area of the projects acquired in 2010, Anauá and Igloo Alphaville.

(3)	The units delivered in exchange for land pursuant to barter transactions are not included; values for Gafisa’s participation on the project.

(4)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,373, R$1,259 and R$1,369 in 2011, 2010 and 2009, respectively.

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

(7)	In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another which had higher potential sales value, usable area and number of units than the new launch.

(8)
Does not consider the area of Tereno Cajamar, of approximately 5,420,927. In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another, which had higher potential sales value, usable area and number of units than the new launch.

(9)	Does not consider stake acquisitions and cancelled projects.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, beginning in 2006, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2011, approximately 23% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro and therefore these states are responsible for more than 77% of our operations.

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

The table below sets forth our luxury building developments launched between January 1, 2009 and December 31, 2011:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
Easy Vila Romana	2011	100	61,100	2014	73	83
Riservatto	2011	100	32,553	2014	174	62
Fradique Coutinho — MOSAICO	2010	100	6,058	2012	62	100
Smart Perdizes	2010	100	7,310	2013	82	100
Smart Vila Mariana	2010	100	6,542	2013	74	98
Anauá	2010	80	11,395	2012	25	72
Zenith - It Fase 3	2010	100	8,464	2013	24	42
Vistta Laguna	2010	80	26,287	2012	129	87
iGLOO	2010	50	4,544	2013	89	97
Lorian Qd2A	2010	100	34,429	2013	131	83
The Place - Stake Aqcuisition	2010	20	1,496	2012	4	96
Verdemar — Phase 2	2009	100	12,593	2012	77	27
Supremo Ipiranga	2009	100	13,904	2012	108	99
Sorocaba	2009	100	7,046	2012	81	95
Vistta Santana	2009	100	27,897	2012	179	100
The Place	2009	80	5,984	2012	17	96
Magno	2009	100	8,686	2012	34	97
London Ville	2009	100	18,768	2012	195	99
Vision Brooklin	2009	100	20,536	2012	266	100
IT Style	2009	100	16,208	2013	204	95

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

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

The table below sets forth our middle-income building developments launched between January 1, 2009 and December 31, 2011:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
Fantastique (Angá - F1)	2011	100	26,248	2014	378	34
Avant Garde	2011	100	21,020	2014	168	93
Alegria - Fase 4	2011	100	14,599	2013	139	97
Smart Vila Mascote – Lacedemonia	2011	100	10,200	2014	156	75
Alegria - Fase 5	2011	100	14,599	2013	139	61
Prime F2	2011	50	8,571	2013	148	61
Smart Maracá	2011	100	11,071	2014	156	100
Royal - Vila Nova São José QC1	2011	100	10,075	2013	68	22
Vision Anália Franco	2011	100	12,280	2014	200	62
Station Parada Inglesa (André Campale)	2011	100	13,224	2014	173	90
Mundi - Residencial Ceramica - Fase I	2011	100	28,749	2014	192	43
Weekend (Vitória Régia)	2010	100	15,004	2013	37	66
Reserva Ecoville	2010	50	38,455	2012	256	69
Pq Barueri Cond Clube F2A - Sabiá	2010	100	15,101	2013	171	36
Alegria - Fase2B	2010	100	14,599	2012	139	95
Pátio Condomínio Clube - Harmony	2010	100	10,370	2012	96	72
Mansão Imperial - Fase 2b	2010	100	19,210	2012	89	100
Golden Residence	2010	100	6,377	2012	78	93
Riservato	2010	100	4,078	2012	42	100
Pateo Mondrian (Mota Paes)	2010	100	16,012	2012	115	86
Jatiuca - Maceió - AL - Fase 2	2010	50	4,256	2012	48	64
Grand Park Varandas - Fi	2010	50	14,654	2013	188	89
Canto dos Pássaros_Parte 2	2010	80	7,428	2012	112	32
Grand Park Varandas - FIi	2010	50	12,242	2013	150	89
Grand Park Varandas - FIII	2010	50	8,965	2013	114	89
JARDIM DAS ORQUIDEAS	2010	50	20,811	2012	204	98
JARDIM DOS GIRASSOIS	2010	50	21,000	2012	300	100
Pátio Condomínio Clube - Kelvin	2010	100	10,370	2012	96	75
Vila Nova São José QF	2010	100	10,771	2012	152	54
CWB 34 - PARQUE ECOVILLE Fase1	2010	50	18,326	2013	204	72
GRAND PARK - GLEBA 05 - F4A	2010	50	6,085	2013	74	89
Barão de Teffé - Fase1	2010	100	14,479	2013	142	99
Jardins da Barra Lote 3	2010	50	15,470	2013	222	100
Luis Seraphico	2010	100	29,990	2013	233	69
Barão de Teffé - Fase 2	2010	100	12,742	2013	124	100
Parque Ecoville Fase 2A	2010	50	22,354	2013	202	47
GRAND PARK - GLEBA 05 - F4B	2010	50	6,085	2013	75	89
Igloo Alphaville	2010	80	9,705	2012	184	97
Quadra C13 - direita - Jardim Goiás com outorga	2010	100	11,073	2013	111	34
Pq Barueri Cond Clube F2B - Rouxinol	2010	100	15,101	2013	171	78
GRAND PARK - GLEBA 05 - F4C	2010	50	6,085	2013	89	89
PA14 - SINDICATO - Fase 1	2010	80	21,002	2013	158	47
Euclides da Cunha 2	2010	100	14,345	2014	174	83
BOM RETIRO F1	2010	100	22,393	2013	252	100

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
BOM RETIRO F2	2010	100	22,393	2013	252	100
Prime - Gleba 6 - F1	2010	50	25,714	2013	222	61
Horizonte - Stake Aqcuisition	2010	20	1,501	2011	6	100
Parc Paradiso - Stake Aqcuisition	2010	5	2,321	2012	22	99
Reserva Ibiapaba - Stake Aqcuisition	2010	20	4,603	2012	52	100
Privilege - Stake Aqcuisition	2010	20	3,235	2011	39	97
Carpe Diem - Niterói - Stake Aqcuisition	2010	20	10,134	2011	23	77
Brink — Phase 2 — Campo Limpo	2009	100	8,576	2011	95	96
Alegria — Phase 2	2009	100	14,599	2012	139	98
Canto dos Pássaros	2009	80	7,428	2012	112	87
Grand Park - Parque Árvores - Seringueira(1)	2009	50	5,576	2011	76	92
Vila Nova São José — Phase 1 — Metropolitan	2009	100	10,370	2011	96	81
Grand Park - Parque Árvores - Salgueiro(1)	2009	50	5,576	2011	76	92
City Park Brotas	2009	50	9,404	2012	185	33
Grand Park Árvores — Bambu	2009	50	5,576	2011	76	92
Reserva Ibiapaba — Phase 1	2009	80	9,206	2012	104	100
City Park Acupe	2009	50	12,105	2012	190	47
Reserva Ibiapaba — Phase 2	2009	80	9,206	2012	104	100
Parque Maceió — Phase 2	2009	50	14,478	2012	252	81
Vista Patamares	2009	50	24,883	2012	336	34
City Park Exclusive	2009	50	8,779	2012	146	80
Stake Aquisition Horizonte	2009	80	6,004	2011	23	100
Stake Aquisition Parc Paradiso	2009	5	2,321	2012	22	99
Stake Aquisition Carpe Diem — Belem	2009	80	10,134	2012	93	96
Stake Aquisition Mistral	2009	10	1,485	2012	20	97
Stake Aquisition Reserva Bosque Resort — Phase 1	2009	20	3,448	2012	27	93
Stake Aquisition Reserva Bosque Resort — Phase 2	2009	20	3,481	2012	29	93

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$2,000 to R$3,500. Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,500 and R$3,600.

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

As a result of Tenda’s and Gafisa’s underperformance in 2011 due to high cost overruns and customer dissolutions, our management and the board of directors have undertaken widespread structural and operational changes to avert future losses and strains on the business. Tenda is now operating under a new strategy whereby pre-sales recognition and the remuneration of the sales force is based on the ability to immediately pass mortgages on to financial institutions and the number of third party construction partners has been reduced to a group that has been thoroughly vetted for quality and sustainability. The strategy also consists of a reduction in the number of launches for 2012. Moreover, our management has decided to focus its low- to middle-income businesses in São Paulo, Rio de Janeiro, Minas Gerais and Bahia, where it has, historically, had a better supply chain structure and stronger costumer demand. As part of our new organizational strategy to manage further risks, our management has assigned a chief executive for each segment pursuant to which, our former CFO, Rodrigo Osmo assumed the position as Tenda CEO as of the second half of 2011.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2009 and December 31, 2011:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
Parque Lumiere	2011	100	4,521	2012	100	93
Araçagy F3	2011	50	9,646	2013	372	92
Parma Life	2011	100	3,876	2012	60	94
Parque Arvoredo F3	2011	100	15,49	2013	210	72
Piemonte	2011	100	5,017	2012	94	55
Montes Claros	2011	100	14,818	2013	300	18
Vale Verde Cotia - Fase 7	2011	100	3,509	2012	80	94
Porto Fino	2011	100	11,243	2013	224	48
Vila das Flores	2011	100	20,472	2013	460	34
RESIDENCIAL ATENAS	2011	100	10,829	2013	260	23
Bosque dos Palmares	2011	100	16,023	2013	352	10
Vista Flamboyant F2	2011	100	7,268	2013	132	96
Cheverny F4 + F5	2011	100	14,107	2013	192	29
Grand Ville das Artes - Monet Life IV	2010	100	2,983	2011	56	96
Grand Ville das Artes — Matisse Life IV	2010	100	2,983	2011	60	98
Fit Nova Vida — Taboãozinho	2010	100	8,326	2011	137	99
São Domingos (Fase Única)	2010	100	13,376	2012	192	95
Espaço Engenho III (Fase Única)	2010	100	9,919	2012	197	96
Portal do Sol Life IV	2010	100	3,188	2011	64	90
Grand Ville das Artes — Matisse Life V	2010	100	5,966	2011	120	87
Grand Ville das Artes — Matisse Life VI	2010	100	5,966	2011	120	86
Grand Ville das Artes — Matisse Life VII	2010	100	4,972	2011	100	98
Residencial Buenos Aires Tower	2010	100	6,518	2012	88	87
Estação do Sol — Jaboatão I	2010	100	9,749	2012	159	99
Fit Marumbi Fase II	2010	100	24,266	2012	335	85
Portal do Sol Life V	2010	100	4,883	2011	96	91
Florença Life I	2010	100	8,731	2012	199	62
Cotia — Etapa I Fase V	2010	100	11,929	2011	272	97
Fit Jardim Botânico Paraiba — Stake Acquisition	2010	100	23,689	2012	155	98
Coronel Vieira Lote Menor (Cenário 2)	2010	100	7,951	2012	158	76
Portal das Rosas	2010	100	8,158	2012	132	100
Igara III	2010	100	14,704	2012	240	75
Portal do Sol — Fase 6	2010	100	3,199	2012	64	93
Grand Ville das Artes — Fase 9	2010	100	6,709	2012	120	83
Gran Ville das Artes — Fase 8	2010	100	5,590	2012	100	80
Vale do Sol Life	2010	100	3,976	2012	79	72
Engenho Life IV	2010	100	9,919	2012	197	82
Residencial Club Cheverny	2010	100	28,215	2012	384	83
Assunção Life	2010	100	30,347	2012	440	89

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
Residencial Brisa do Parque II	2010	100	5,678	2012	105	99
Portal do Sol Life VII	2010	100	3,199	2012	64	73
Vale Verde Cotia F5B	2010	100	5,182	2012	116	97
San Martin	2010	100	9,242	2012	132	87
Jd. Barra — Lote 4	2010	50	9,683	2012	224	98
Jd. Barra — Lote 5	2010	50	9,683	2012	224	99
Jd. Barra — Lote 6	2010	50	9,683	2012	224	99
ESTAÇÃO DO SOL TOWER — Fase 2	2010	100	9,763	2012	160	98
Assis Brasil Fit Boulevard	2010	70	19,170	2012	319	52
Parque Arvoredo — F1	2010	100	24,154	2013	360	96
GVA 10 a 14	2010	100	31,307	2012	559	91
Portal do Sol — Fase 8 a 14	2010	100	22,391	2012	448	78
Flamboyant Fase 1	2010	100	14,536	2013	264	91
Assunção Fase 3	2010	100	10,412	2012	158	89
Viver Itaquera (Agrimensor Sugaya)	2010	100	11,123	2012	199	99
Firenze Life	2010	100	11,855	2012	240	91
Villagio Carioca — Cel Lote Maior	2010	100	11,927	2013	237	76
FIT COQUEIRO I — Stake Acquisition	2010	100	35,614	2010	60	98
FIT COQUEIRO II — Stake Acquisition	2010	100	35,614	2010	48	93
Alta Vista	2010	100	10,941	2012	160	97
Bosque dos Pinheiros	2010	100	8,440	2012	118	87
Cassol F2a	2010	100	12,077	2013	180	98
Araçagy — F1	2010	50	38,584	2013	372	92
Vista Club (Estrada de Itapecerica)	2010	100	7,314	2013	157	57
PORTO BELLO	2010	100	13,144	2012	256	92
Colubandê Life	2010	100	7,197	2012	160	35
Mirante do Lago F3	2010	100	13,298	2013	180	39
Residencial Germânia Life F1	2010	100	22,023	2012	340	26
São Matheus II	2010	100	7,453	2012	160	87
Ananindeua	2010	80	22,286	2013	540	33
FELICITÁ F1	2010	100	9,017	2013	126	97
FELICITÁ F2	2010	100	9,017	2013	126	98
FELICITÁ F3	2010	100	9,017	2013	126	93
Araçagy — F2	2010	50	14,469	2013	280	92
Guaianazes Life	2010	100	8,849	2013	168	83
Vivai — Stake Acquisition	2010	100	37,427	2012	64	90
Mirante do Lago F2 — Stake Acquisition	2010	30	33,947	2012	703	22
MIRANTE DO LAGO — Stake Acquisition	2010	30	33,947	2012	703	86
ICOARACI — Stake Acquisition	2010	20	6,541	2012	294	70
FIT MIRANTE DO PARQUE — Stake Acquisition	2010	40	42,259	2012	420	88
Vila Real Life — Sitio Cia	2009	100	10,603	2012	178	94
FIT Giardino — Phase 1	2009	80	10,864	2012	259	29
FIT Icoaraci	2009	80	6,540	2012	294	70
Le Grand Vila Real Tower	2009	100	1,588	2012	92	100
Green Park Life Residence	2009	100	16,002	2013	220	94
FIT Dom Jaime — Bosque dos Passaros	2009	100	6,466	2012	364	99
Bairro Novo — Phase 3	2009	100	26,111	2010	448	100
Bariloche	2009	100	1,457	2012	80	97
Mirante do Lago — Phase 2A	2009	70	8,664	2012	188	22
Parma	2009	100	5,717	2012	36	94
Marumbi — Phase 1	2009	100	29,989	2012	335	89
Bosque das Palmeiras	2009	100	2,098	2011	144	98
Residencial Club Gaudi Life	2009	100	15,384	2013	300	100
Tony — Passos — Phase 1 — Recanto das Rosas	2009	100	23,996	2011	240	97
Residencial Jardim Alvorada	2009	100	10,320	2013	180	99
FIT Bosque Itaquera	2009	100	15,558	2012	256	100
FIT Lago dos Patos	2009	100	14,888	2012	140	95
Cotia — Phase 4 — Stage I	2009	100	4,256	2011	96	97

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2011)
Clube Garden — Mônaco	2009	100	11,441	2011	186	100
Vivenda do Sol I	2009	100	7,744	2012	200	87
Parque Green Village	2009	100	3,991	2013	176	87
Fit Marodin — Jardins	2009	70	15,432	2012	171	85
Mirante do Lago — Phase 2B	2009	70	7,368	2013	310	22
Residencial Monet Life — Le Grand Villa das Artes	2009	100	1,165	2011	200	99
Cotia — Phase 4 — Etapa II	2009	100	4,256	2011	224	97
Portal do Sol Life I	2009	100	2,354	2011	64	95
Portal do Sol Life II	2009	100	2,354	2011	64	85
Portal do Sol Life III	2009	100	2,354	2012	64	91
Residencial Monet II (Grand Ville das Artes — Phase 3)	2009	100	4,937	2011	120	97

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

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

The table below sets forth our land subdivision developments launched between January 1, 2009 and December 31, 2011:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2011)
Alta Vista — Phase 2	2010	50	168,299	2012	236	18

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

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

The table below sets forth our residential communities launched between January 1, 2009 and December 31, 2011:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (as of December 31, 2011)
Terreno Cajamar	2011	55	1	2011	1	100
Alphaville Pernambuco F2	2011	70	340,288	2013	602	17
Alphaville Manaus F3	2011	100	120,242	2013	249	77
Alphaville Feira de Santana	2011	72	211,820	2013	422	85
Alphaville Campina Grande F2	2011	53	68,941	2011	158	24
Barra da Tijuca	2011	35	51,360	20121	75	46
Petrolina F2	2011	76	117,365	2012	377	29
São José dos Campos F1 + F2	2011	57	559,766	2014	1,009	87
Terras Alpha Maricá	2011	48	243,213	2013	615	76
Terras Alpha Resende	2011	77	183,093	2013	419	91
Alphaville Campo Grande F2	2011	66	233,539	2012	594	99
Alphaville Pernambuco	2011	83	323,525	2013	551	72
Alphaville Ribeirão Preto 1	2010	60	182,253	2012	586	95
Alphaville Mossoró 2	2010	53	35,417	2011	176	37
Alphaville Ribeirão Preto 2	2010	60	99,078	2012	303	38
Alphaville Brasília	2010	34	112,807	2011	500	87
Alphaville Alphaville Jacuhy 3	2010	65	103,995	2011	368	24
Alphaville Brasília Terreneiro	2010	13	44,579	2011	—	—
Living Solution Burle Marx	2010	100	1,537	2011	4	100
Alphaville Teresina	2010	79	283,223	2012	746	97
Alphaville Belém 1	2010	73	168,159	2012	463	93
Alphaville Belém 2	2010	72	136,696	2012	402	60
Terras Alpha Petrolina	2010	75	117,241	2012	489	96
Terras Alpha Foz do Iguaçu 2	2010	74	120,320	2012	465	42
Reserva Porto Alegre	2010	92	8,075	2012	21	18
Alphaville Porto Velho	2010	76	291,741	2012	832	40
Alphaville Caruaru	2009	70	79,253	2011	246	100
Alphaville Granja	2009	33	65,360	2011	333	100
Alphaville Votorantim 2	2009	30	59,166	2011	171	100
Conceito A Rio das Ostras	2009	100	12,354	2011	106	81
Alphaville Capina Grande	2009	53	91,504	2011	293	67
Alphaville Porto Alegre	2009	64	258,991	2011	613	87
Alphaville Piracicaba	2009	63	112,351	2011	345	95
Alphaville Gravataí 2	2009	64	91,040	2011	351	71
Alphaville Costa do Sol 3	2009	58	234,966	2011	506	94
Terras Alpha Foz do Iguaçu	2009	27	34,269	2011	392	97

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

The table below discloses the projects that were completed in 2011 or in prior years and where the number of units sold as of December 31, 2011 was less than 90%.

Project Description	Units Sold (%) (as of December 31, 2011)
Alphaville Barra da Tijuca (2)	85
Fit Maria Ines (3)	88
Jatiuca Trade Residence (4)	69
Carpe Diem Niteroi (5)	77
Colina Verde (8)	82
Residencial Betim Life Phase 1(9)	89
Arsenal Life II (10)	85
Arsenal Life III (11)	89
Arsenal Life IV (12)	89
Humaita Garden Phase 2 (13)	72
Humaita Garden Phase 1 (14)	63
Residencial Morada de Ferraz (15)	85
Residencial Jd Atlantico Life Phase 2 (17)	88
Residencial Jd Atlantico Phase 3 (18)	89
Residencial Figueiredo II (19)	87
Residencial Ferrara Phase 2 (21)	80
Bella Vista Phase 1 (22)	88
Residencial Michelangelo (23)	88
Residencial Ferrara Phase 1 (25)	81
Residencial Parque Das Aroeiras Life (26)	71
Magnific (28)	70
Grand Ville das Artes — Matisse Life V (29)	87
Grand Ville das Artes — Matisse Life VI (30)	86
Portal do Sol Life II (31)	85
Vila Nova São José — Phase 1 — Metropolitan (32)	81

(1)
Alphaville Barra da Tijuca. This development was 100% completed at December 31, 2011 at which time only 85% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(2)
Fit Maria Ines.  This development was 100% completed at December 31, 2011 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(3)
Jatiuca Trade Residence.  This development was 100% completed at December 31, 2011 at which time only 69% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(4)
Carpe Diem Niteroi.  This development was 100% completed at December 31, 2011 at which time only 76% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(5)
Colina Verde.  This development was 100% completed at December 31, 2011 at which time only 82% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(6)
Residencial Betim Life.  This development was 100% completed at December 31, 2011 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(7)
Arsenal Life II.  This development was 100% completed at December 31, 2011 at which time only 85% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(8)
Arsenal Life III.  This development was 100% completed at December 31, 2011 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(9)
Aresenal Life IV.  This development was 100% completed at December 31, 2011 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(10)
Humaita Garden Phase 2.  This development was 100% completed at December 31, 2011 at which time only 72% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(11)
Humaita Garden Phase 1.  This development was 100% completed at December 31, 2011 at which time only 63% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(12)
Residencial Morada de Ferraz.  This development was 100% completed at December 31, 2011 at which time only 85% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(13)
Residencial Jd Atlantico Life Phase 2.  This development was 100% completed at December 31, 2011 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(14)
Residencial Jd Atlantico Phase 3.  This development was 100% completed at December 31, 2011 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(15)
Residencial Figueiredo II.  This development was 100% completed at December 31, 2011 at which time only 87% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(16)
Residencial Ferrara Phase 2.  This development was 100% completed at December 31, 2011 at which time only 80% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(17)
Bela Vista Phase 1.  This development was 100% completed at December 31, 2011 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(18)
Residencial Michelangelo.  This development was 100% completed at December 31, 2011 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(19)
Residencial Ferrara Phase 1.  This development was 100% completed at December 31, 2011 at which time only 81% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated

sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(20)
Residencial Parque Das Aroeiras Life. This development was 100% completed at December 31, 2011 at which time only 71% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(21)
Magnific. This development was 100% completed at December 31, 2011 at which time only 64% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  This development is a luxury building and the sale’s velocity is lower than other buildings.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(22)
Grand Ville das Artes — Matisse Life V. This development was 100% completed at December 31, 2011 at which time only 87% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(23)
Grand Ville das Artes — Matisse Life VI. This development was 100% completed at December 31, 2011 at which time only 86% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(24)
Portal do Sol Life II. This development was 100% completed at December 31, 2011 at which time only 85% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

(25)
Vila Nova São José — Phase 1 — Metropolitan. This development was 100% completed at December 31, 2011 at which time only 81% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period with sales value higher than the accumulated cost.  The Company currently has no reason to believe that the carrying value of this property is greater than its market value.

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

In 2011, we launched seven commercial buildings: Comercial Icon, Target – Comercial Capenha, Network Business Tower Phase 1, Network Business Tower Phase 2, Americas Avenue Consolidado, Golden Office and AlphaGreen.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2011 our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário

SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. and KINO Empreendimento Imobiliário SPE S.A. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2009 and December 31, 2011:
Project	First Year of Construction	Client	Type of Project
One	2011	Portugal Empreendimentos Imobiliário SPE Ltda.	Residential
Veranda	2011	Concivil Construtora e Incorporadora Ltda.	Residential/ Commercial
Status	2011	Villa Reggio Empreendimentos Imobiliários Ltda.	Residential
Panamérica Green Park	2011	PP II SPE Empreendimentos Imobiliários Ltda.	Commercial
Kino	2011	Kino Empreedimento Imobiliário SPE S.A.	Commercial
Residencial Helbor Spazio Vita	2010	LM Investimentos Imobiliários Ltda	Residential
Edifício Monde Champagnat	2010	Incons Champagnat Empreendimento Imobiliário SPE Ltda	Residential
Essenza	2010	Villa Reggio Empreendimentos Imobiliarios Ltda	Residential
Neosuperquadra	2010	Tangua Patrimonial Ltda	Residential/ Commercial
New Age	2009	Incols Curitiba Empreedimentos Imobiliários SPE	Residential
Duetto Volare	2009	Fibra Empreendimentos Imobiliários	Residential
Duetto Fioratta	2009	Fibra Empreendimentos Imobiliários	Residential
Carlyle (RB2)	2009	Fibra Empreendimentos Imobiliários	Residential
RB2	2009	Fibra Empreendimentos Imobiliários	Commercial
Acqua Faria Lima	2009	SDI Desenvolvimento Imobiliário Ltda	Commercial

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2009 and December 31, 2011:

Project	First Year of Construction	Gafisa Participation(%)	Partner	Type of Project
Igloo Vila Olímpia	2011	80	BKO	Residential
Costa Araçagy	2011	60	Franere	Residential
Target	2011	60	Comasa/Polo	Commercial
Jardins da Barra	2010	50	Bueno Neto	Residential
Igloo Alphaville	2010	50	BKO	Residential
Reserva Ecoville Residencial	2010	50	Agre	Residential
Panamby Ribeirão Preto	2010	55	Stefani Nogueira	Residential
Grand Park Prime	2010	50	Franere	Residential
Grand Park Varandas	2010	50	Franere	Residential
Vistta Patamares	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential

Project	First Year of Construction	Gafisa Participation(%)	Partner	Type of Project
City Park Exclusive	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential
City Park Brotas	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential
City Park Acupe	2010	50	OAS Empreendimentos Imobiliários Ltda.	Residential
Manhattan Square — Phase 1 (Wall Street)	2009	50	OAS Empreendimentos Imobiliários Ltda.	Commercial
Chácara Santanna	2009	50	Monza Incoporadora	Residential
Montblanc	2009	80	Yuny	Residential
Carpe Diem RJ	2009	80	Mattos & Mattos	Residential
Mistral	2009	80	Premiun	Residential
Reserva do Bosque	2009	80	GM	Residential
Ecoville	2009	50	Abyara Empreendimentos Imobiliários Ltda	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. In February 2007, we created another new subsidiary, Gafisa Vendas Rio, to function as our internal sales division in the metropolitan region of Rio de Janeiro. These wholly-owned subsidiaries promote sales of our projects in the states of São Paulo and Rio de Janeiro and focus their efforts on: (1) launches — our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers, thus creating what we believe to be a healthy competition between our sales force and outside brokers; (2) inventory — Gafisa Vendas and Gafisa Vendas Rio each have a team focused on selling units launched in prior years; and (3) web sales — Gafisa Vendas and Gafisa Vendas Rio each have a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2011, our development-client database was comprised of more than 118,500 individuals. We currently have approximately 71,380 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2011, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. and KINO Empreendimento Imobiliário SPE S.A. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

We seek to finance land acquisition through barter transactions, in which we grant the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of units in such development. As a result, we reduce our cash requirements and increase our returns. In the event we cannot do so or in order to obtain better terms or prices, we acquire land for cash, alone or in partnership with other developers. We purchase land both for immediate development and for inventory.

As a new strategy defined by the end of 2011, the Company is selling landbank located in cities and places where there is no intention to run operations with new developments.

As of December 31, 2011, we had an inventory of 156 land parcels in which we estimate we could develop a total of 86,247 residential units with a sales value of R$17.6 billion, of which 35.2% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville		Tenda
	Future Sales (% Gafisa)(1)	% Bartered	Future Sales (% Gafisa)	% Bartered	Future Sales (% Gafisa)	% Bartered
	(in thousands of reais)		(in thousands of reais)		(in thousands of reais)
São Paulo	4,311,210	33.6	1,259,533	98.5	2,179,520	32.2
Rio de Janeiro	1,143,860	44.5	744,785	100.0	1,099,039	18.9
Other states	-	-	5,710,229	98.5	1,156,916	37.3
Total	5,455,070	36.2	7,714,547	98.7	4,435,475	32.3
(1) Information reflects our interest.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 225 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 5,000 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 225 sales consultants and 9 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2011, Gafisa Vendas was responsible for approximately 34% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. In the low income segment we need to have the project with at least 60% of the units sold and 60% of the customers tranfered to financial institutions, within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies.

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

We invest in technology. Our research and development costs amounted to R$2.9 million, R$2.5 million and R$1.4 million in each of 2011, 2010 and 2009 respectively. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments as of December 31, 2011:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	90%	90%	-	-
Caixa Econômica Federal	-	-	100%	-
Gafisa 36 months	10%	10%	-	40%
Gafisa 60 months	-	-	-	40%
Gafisa 120 months	-	-	-	20%

(1)	Includes Tenda developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2011, 80% of our sales value was financed by bank mortgages, where the customer paid us approximately 20% to 30% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

Credit Lines	Typical Interest rate	Maximum Home Value		Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	< 12% annually + TR(1)	No limit		No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	< 10% annually + TR	R$	500,000	R$	450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS	< 8.16% annually + TR	R$	130,000	R$	130,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from CEF. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF assumes the credit risk of each customer. Additionally, Tenda is currently working with certain private banks in addition to the CEF to provide financing for homebuyers with monthly income between three and seven times the Brazilian minimum wage which was approximately R$540.0 as of December 31, 2011 with similar terms as the financing provided by the CEF.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12.0% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. In May, 2012, our clients’ default level was 6.94% of our accounts receivable for Gafisa, 6.49% for Tenda and 3.22% for Alphaville. We attribute our low default rate to the fact that: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 60-65% (Gafisa), 20% (Tenda) and 20% (Alphaville) of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 80% in 2011. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—New Developments and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s default level breakdown segment, as of May 31, 2012.
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

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

	2011		2010		2009
Year Segment	Number of contracts	Sales value (R$ thousands)	Number of contracts	Sales value (R$ thousands)	Number of contracts	Sales value (R$ thousands)
Gafisa
Contracted sales	5,871	2,530,372	5,377	2,195,814	4,510	1,637,961
Volume/Sales value of terminations	(753)	(350,284)	(604)	(221,497)	(320)	(127,886)
Percentage	12.8%	13.8%	11.2%	10.1%	7.1%	7.8%
Sales value, net of termination	5,118	2,180,088	4,773	1,974,317	4,190	1,510,075

Tenda
Contracted sales	15,725	1,737,721	19,616	1,962,174	21,193	1,804,193
Volume/Sales value of terminations(1)	(14,284)	(1,407,511)	(6,551)	(529,049)	(5,322)	(443,089)
Percentage(1)	90.8%	81.0%	33.4%	27.0%	25.1%	24.6%
Sales value net of terminations	1,441	330,210	13,065	1,433,125	15,871	1,361,105

Alphaville
Contracted sales	3,584	910,425	3,170	658,542	2,230	402,599
Volume/Sales value of terminations	(299)	(68,435)	(264)	(59,604)	(279)	(25,714)
Percentage	8.3%	7.5%	8.3%	9.1%	12.5%	6.4%
Sales value net of termination	3,285	841,991	2,906	598,938	1,951	376,885

Total sales value net of termination	9,844	3,352,288	20,744	4,006,380	22,012	3,248,065

(1)   After a detailed analysis of Tenda receivables portfolio, we identified clients who no longer qualified for the mortgage because their contracts had terminated. In 2011, we had R$1.4 billion in sales value of termination, of which R$467 million were in the fourth quarter of 2011.   As of the fourth quarter of 2011, we adopted a new sales policy for Tenda units to avoid contract terminations. The new terms of the contracts increased security in the client's transfer of their contracts to financial agents. This change led to a longer time period for new sales and for resale of units under contracts entered into during that period.

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 34% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 20% during the three year period ended December 31, 2011. During that same period, the IGP-M increased 15%, resulting in an increase in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Supermix Concreto S.A., Cia. Brasileira de Concreto S.A. and Elevadores Otis Ltda. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

•
the development of the “Gafisa Viver Bem” web portal, through which our customers can, for example, follow the project’s progress, alter their registration information and check their outstanding balances;

•	the development of the “Alphaville Viver a Vida” web portal, through which our customers can quickly and easily access all financial services related to Alphaville; and

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2011	2010	2009
	(Launches in R$ million)
Local market	30,311	20,935	12,718
Gafisa(2)	2,227	1,069	896
Gafisa’s market share	7.3%	5.1%	7.0%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2011	2010	2009
	(Launches in R$ million)
Local market	11,544	6,786	2,809
Gafisa(2)	962	159	85
Gafisa’s market share	8.3%	2.3%	3.0%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

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

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2011, we had 214 subsidiaries and 76 jointly-controlled entities under operations, all of such subsidiaries and jointly-controlled entities are incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Many of our subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of our 288 SPEs, 65% are wholly-owned by us and 14% are majority-owned by us, and we hold an interest of 50% or less in the remaining 21%.

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

As of the date of this annual report, we had approximately 150 pending trademark applications and 131 trademarks registered in Brazil with the INPI of which approximately (1) 12 pending applications and 10 registered trademarks refer to Alphaville, and (2) 37 pending applications and 12 registered trademarks refer to Tenda.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Alphaville” and “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 82 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between July 2012 and April 2021. We will seek to renew our domain names expiring in 2012, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Itau Unibanco Seguros ACE Seguradora S.A., Zurich Brasil Seguros S.A., Chubb do Brasil Companhia de Seguros, Caixa Seguradora, J. Malluceli Seguros S.A. and Austral Seguradora S.A., with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

Urban land subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 of December 19, 1979, or Law No. 6,766. The Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

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

In addition, in order to encourage the use of the appropriation system, Laws No. 11,977 of July 7, 2009 and No. 12,024 of August 27, 2009, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 6% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” from 7% to 1%.

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

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or “FGTS,” and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The CEF is the agency responsible for managing the funds deposited in the FGTS. In order to be eligible for the financing, the beneficiary must purchase a completed unit or unit under construction priced at up to R$500,000. In addition, the beneficiary shall (1) not own or be the committed purchaser of any residential real estate financed by the SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

Financings that originate from savings account deposits in the entities comprising the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo), or “SBPE,” are regulated by the Central Bank. Such financings can be obtained through the SFH, which is strictly regulated by the Brazilian government, or through the mortgage portfolio system, where banks are free to set the financing conditions. SFH financing offers fixed interest rates lower than the market rates, capped at 12% per year, and SFH financing contract terms vary, in general, between 15 and 30 years. The mortgage portfolio system financing offers market interest rates as determined by the financial institutions, generally varying between 18.5% and 12% per year.

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

The federal government has announced changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) financial institutions have the option to grant financing with previously fixed rates; (2) lenders have the option of excluding the TR index (Taxa Referencial) from the financing and applying only the limit of 12% per year; (3) allowing financing installment payments to be directly deducted from a borrower’s wage; (4) establishing a new credit program from the CEF to real estate developers; and (5) reducing the Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or “IPI,” for products utilized in the construction segment.

Mortgage portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to the SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,932/10 established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

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

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade), or “Law No. 10,257.” Law No. 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan, which shall be reviewed every 10 years. The master plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

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

Rio de Janeiro municipality

Decree 322 of March 3, 1976, of the municipality of Rio de Janeiro, and Decree “E” 3,800 of April 20, 1970, of the then State of Guanabara, jointly created the municipality’s Zoning Regulation, Land Parceling Regulation and Construction Regulation. These regulations control the use of the municipality land, including urban zoning, use of properties, development of construction sites and conditions for the use of each zone in the municipality. The Ten-Year Master Plan of the municipality, approved pursuant to Supplementary Law No. 111 of January 1, 2011, establishes rules and procedures related to urban policy of the municipality, determines guidelines, provides instruments for its execution and defines area policies and their related programs, aiming at meeting the social needs of the city.

Environmental Issues

We are subject to a variety of Brazilian federal, state and local laws and regulations concerning the protection of the environment, as described below.Applicable environmental laws may vary according to the development’s location, the site’s environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause us to incur substantial compliance and other costs, and prohibit or severely restrict project development. Before we purchase any real estate, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, as well as any inadequately disposed waste substances. During the investigations we also identify the existence of water wells and protected vegetation, observing the proximity of the real estate property to permanent preservation areas. We generally condition the real estate property acquisitions on obtaining the required regulatory approvals prior to closing.

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

The environmental licensing process is comprised of three stages: preliminary license, installation license and operational license. The preliminary license, issued during the preliminary planning phase of the project, authorizes the location and basic development. The installation license authorizes the facility’s construction. The operating license authorizes the commencement and continuation of operational activities. Operating licenses are subject to compulsory renewal depending on their validity. The licensing of activities that may impact the environment impacting activities as determined by the competent environmental agency and according to the Environmental Impact Study and Environmental Impact Report (“EIA/RIMA”), requires environmental offset payments, to be invested in conservation units (e.g. national parks, biological reserves etc.), pursuant to Article 36 of Law No. 9,985/00. The value of the environmental offset is established by the environmental agency conducting the licensing proceeding, according to the “ecosystem impact level” of the proposed activity, pursuant to Article 31-A of Federal Decree No. 6,848/09. Such value must be no greater than 0.5% of the project’s total costs and shall be proportional to the environmental impact of the activity.

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

Waste disposal

The Brazilian “National Waste Management Policy” and CONAMA Resolution 307/2002 specifically regulates the handling of solid waste generated by the construction sector. Companies are required to present and have a solid waste management plan approved by state environmental agency and must comply with the conditions and obligations set forth in such plan. Failure to comply with such obligations may lead to civil (obligation to repair/indemnify in case of pollution), administrative (e.g. fines, suspension of activities etc.) and, according to specific circumstances, criminal liability.

Contaminated areas

We develop and construct projects in several states within Brazil. Each state has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the “SMA,” and the State Environmental Agency of São Paulo (Companhia Ambiental do Estado de São Paulo), or “CETESB,” are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water. In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the Rio de Janeiro State Environmental Agency, or “INEA,” also maintain quality standards established by the National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA,” Resolutions. Other states have similar requirements. Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater located in their properties, even if they did not cause the contamination.

Environmental liability

Article 225 of the Brazilian Federal Constitution, provides that “activities that are harmful to the environment shall subject violators, whether individuals or companies, to criminal and administrative sanctions, regardless of the obligation to repair the damage caused.” Therefore, the Brazilian Federal Constitution provided for environmental liability in three distinct fields: civil, administrative and criminal. As an example, payment of an administrative fine does not offer exemption from the duty to make reparations or indemnify for damages that might be caused by harmful conduct, nor does it offer exemption from possible criminal charges prompted by the event.

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

Criminal liability is personal, arising directly from the unlawful conduct of the agent, with the crimes necessarily being specifically addressed in the law. Brazilian law allows criminal liability to be assigned to individual persons as well as corporate entities. When liability is assigned to the latter, the individual persons taking the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) may also be penalized to the extent of their culpability. Moreover, Brazilian environmental legislation determines that the corporate veil may be pierced whenever the veil is considered to be an obstacle to recovery for environmental damages. Consequently, the controlling legal entity can be found liable despite a limited liability legal status.

C.    Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2011:

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report .

D.    Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. We also lease our branch office located at Avenida das Nações Unidas, 12.495, 9th and 10th floors, in São Paulo, SP — Brazil. Currently, we and our main subsidiaries leased approximately 14,000 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2011, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$52.8 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

In 2010, we retrospectively applied new Brazilian GAAP accounting pronouncements (new CPCs) as from January 1, 2009. All periods presented from January 1, 2009 reflect such new accounting practices. The financial statements for the years ended December 31, 2011, 2010 and 2009 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The new Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

In 2008, we retrospectively applied changes to Brazilian GAAP introduced by the CPC and the provisions of Brazilian Law No. 11,638/07 as from January 1, 2006. All periods presented from January 1, 2007 to December 31, 2008 have been prepared to reflect such accounting practices.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2011, 2010 and 2009 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

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

The recent crisis in 2008 in the United States mortgage market affected credit markets, which had a negative impact on emerging markets and on stock exchanges throughout the world. During this period, average inflation according to the INPC consumer price index measured by the IBGE, or “INPC,” was 5.9%. The SELIC rate closed the 2008 year at the rate of 11.8%. The real depreciated 24.2% in relation to the dollar, reaching R$2.34 per US$1.00 as of December 31, 2008.

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

At the end of 2010 and in the beginning of 2011, the Central Bank began implementing more restrictive monetary policies as a precaution against unsustainable economic growth. In the second half of 2011, with growing uncertainty in economic conditions, due in part to ongoing volatility in global financial markets, particularly in Europe, the Central Bank began to implement an easing process. As of December 31, 2011, the Central Bank had set the basic interest rate at 11% and the real depreciated by 12.6% relative to the U.S. dollar in 2011. As of December 31, 2011, the real/U.S. dollar exchange rate was R$1.87 per US1.00. During this period, inflation according to the INPC was 6.50%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2011		2010		2009
		(%, unless otherwise stated)
Real growth in GDP		3.7		7.5		(0.2)
Inflation rate (INPC) (1)		6.5		6.5		4.1
Inflation rate (IGP—M) (2)		5.1		11.3		(1.71)
National Construction Cost Index (INCC)(3)		7.3		7.8		3.20
TJLP rate (4)		6.0		6.0		6.0
CDI rate (5)		11.6		10.8		8.62
Appreciation (devaluation) of the real vs. US$		2.81		4.3		34.2
Exchange rate (closing) — US$1.00	R$	1.87	R$	1.66	R$	1.74
Exchange rate (average)(6) — US$1.00	R$	1.84	R$	1.76	R$	1.99

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços—Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

•
Law No. 10,820 enacted on December 17, 2003, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, allowed payroll deductible mortgage loans to employees of both public and private entities;

•
Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

•
Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000; and

•
Provisional Measure No. 514 enacted on December 1, 2010, confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments.

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

The main assumptions used in the estimates of value in use are the following: revenue – revenue was projected between 2012 and 2016 considering the sales growth and on the customer base of different cash-generating units. Operating costs and expenses costs and expenses were projected in line with the past performance of the Company, as well as with the history of revenue growth. The key assumptions were based on the past performance of the Company and on reasonable and valid macroeconomic assumptions based on projections of the financial market, documented and approved by the Company’s management.  The recovery test of our intangible assets resulted in impairment loss for the year ended December 31, 2011, as the estimated market value is in excess of the net book value on the assessment date in the amount of R$10,430 on Cipesa goodwill. For the years ended December 31, 2010 and 2009, the estimated market value is in excess of the net book value on the assessment date.

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

We determine that the carrying value of properties held for sale (unsold units) does not exceed its net realizable value by comparing the cost with the estimated undiscounted cash flow expected from the sales of completed units.

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2010 and 2009. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operation conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes. During 2011, we made a decision to sell a portion of our landbank and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million.

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

In situations of cumulative losses over three year period, temporary difference assets in excess of temporary difference liabilities do not have the respective deferred tax asset recognized, nor is an asset recognized for tax losses not used to offset against the 30% of tax liabilities.

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

Estimated costs of ventures

Total estimated costs, comprised of incurred and future costs for completing the construction works, are regularly reviewed, according to the construction progress, and the adjustments based on this review are reflected in the statement of operations, which form the basis for calculating the percentage in order to recognize the revenue.

Development and sale of real estate

In installment sales of finished units, revenue and costs are recognized when the sale is made regardless of the term for receipt of the contract price, provided that the following conditions are met: (a) the value thereof can be estimated, i.e. the receipt of the sale price is known or the sum that will be received may be reasonably estimated, and (b) the process of recognition of the sales revenues is substantially completed, i.e. we are released from our obligation to perform a considerable part of our activities that will generate future expenses related to the sale of the finished unit.

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

Allowance for doubtful accounts and cancelled contracts

The Company set up an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 180 days past due, in several phases of construction work: construction works ready on time, construction works delayed (within the grace period), works that are late (out of the grace period) and completed units that are delivered. This allowance is calculated based on the percentage of the construction work completed, a methodology adopted for recognizing income for the year.

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2011	2010	2009
Launches (in millions of reais)	3,526	4,491	2,301
Number of projects launched	49	127	68
Number of units launched (1)	12,223	22,233	10,795
Launched usable area (m2) (2) (3)	2,250,725	3,029,748	1,354,332
Percentage of Gafisa investment	84%	81%	80%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include Terreno Cajamar Alphaville (aprox. 5,420,927m²).

In 2011, we launched 49 residential developments with a total sales value of R$3.5 billion. This sales value was approximately 21.5% lower than that achieved in 2010, during which we launched residential developments totaling R$4.5 billion. This decrease is a reflection of deliberate slowdown in Tenda launches as part of a more conservative growth strategy.

21 of the 49 developments we launched during 2011 were located in the state of São Paulo, while another 9 developments were located in the state of Rio de Janeiro. The remaining 19 residential developments launched were located in the cities of Feira de Santana, state of Bahia, Salvador, state of Bahia, São Luiz, state of Maranhão, Natal, state of Rio Grande do Norte, Duas Una, state of Pernambuco, Petrolina, state of Pernambuco, Campo Grande, state of Mato Grosso do Sul, Campina Grande, state of Paraíba, Manaus, state of Amazonas, Paço do Lumiar, state of Maranhão, Belo Horizonte, state of Minas Gerais, Curitiba, state of Paraná, Santa Luzia, state of Minas Gerais, Canoas, state of Rio Grande do Sul, Goiânia, state of Goiás, Vespaziano, state of Minas Gerais.

During 2011, approximately 26% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 10% of our total sales value for the year ended December 31, 2011. In the year ended December 31, 2010, the affordable entry-level business represented approximately 36% of our total sales value.

Full-year launches totaled R$398 million, a 75% reduction compared to 2010, and included 17 projects/phases across 8 states and the cancellation in the fourth quarter of 2011 of R$103 million of projects no longer feasible under the Company’s new criteria adopted in the third quarter of 2011. No more than 30% of these projects had been completed. This more conservative approach to Tenda’s operations led to full-year sales of R$330 million, a 77% reduction compared to 2010, in line with the reduced volume of launches.

In 2010, we launched 127 residential developments with a total sales value of R$4.5 billion. This sales value was approximately 95% higher than that achieved in 2009, during which we launched residential developments totaling R$2.3 billion. This increase is a reflection of the great demand during 2010.

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

In 2009, we launched 65 residential developments with a total sales value of R$2.1 billion. This sales value was approximately 22.2% lower than that achieved in 2008, during which we launched residential developments totaling R$2.7 billion. This decrease is compensated by an increase in commercial launches. We also launched 4 commercial developments with a total sales value of R$155.4 million.

23 of the 69 developments we launched during 2009 were located in the state of São Paulo, while another nine developments were located in the state of Rio de Janeiro. The remaining 36 residential developments launched were located in the cities of Vila Velha, state of Espírito Santo, Belém, state of Pará, Porto Velho, state of Rondônia, Goiânia, state of Goiás, Porto Alegre, state of Rio Grande do Sul, São Luis, state of Maranhão, Manaus, state of Amazonas, Curitiba, state of Paraná, Salvador, state of Bahia.

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

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2011		2010		2009
	(in millions of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	706.4	R$	534.6	R$	416.5
Middle-income buildings		784.0		1,439.7		1,005.9
Affordable entry-level housing		330.2		1,433.1		1,361.1
Commercial		657.0		—		87.7
Lots(1)		874.6		598.9		376.9
Total contracted sales	R$	3,352.3	R$	4,006.4	R$	3,248.1
Sale of units launched in the year	R$	2,210.2	R$	2,676.3	R$	1,279.6
Percentage of total contracted sales		66%		67%		39%
Sale of units launched during prior years		1,142.1		1,334.3		1,968.5
Percentage of total contracted sales		34%		33%		61%

(1)	Includes Gafisa's participation on the Alphaville Barra da Tijuca project.

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2011		2010		2009
	(in millions of R$, unless otherwise stated)
Company
Gafisa	R$	2,180.1	R$	1,974.3	R$	1,510.1
Tenda (1)		330.2		1,433.1		1,361.1
Alphaville		842.0		598.9		376.9
Total contracted sales	R$	3,352.3	R$	4,006.4	R$	3,248.1

(1)	On December 30, 2009, all of the remaining Tenda shares not held by Gafisa were exchanged into Gafisa shares and, as a result, Tenda became a wholly-owned subsidiary of Gafisa.

In 2011, we sold 66% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,352 million, a decrease of approximately 16% compared to 2010. In 2010, we sold 67% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$4,006 million, an increase of approximately 23% compared to 2009. In 2009, we sold 39% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,248.1 million. The decrease in 2011 is a result, among others, of sharp decrease in sales to affordable entry-level housing.

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

We provide a limited amount of post-construction client financing, although his financing is not available to Tenda clients. Our default rate was 4.1%, 5.3% and 4.5% as of December 31, 2011, 2010 and 2009, respectively, which represents charge-offs for both these financings and also the remainder of our percentage of completion receivables.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2011	2010	2009
	(in millions of R$)
Gafisa	4.7	6.7	5.4
Tenda	11.0	23.4	7.8

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2011		2010		2009
	(in millions of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	4,686.2	R$	4,112.7	R$	3,139.6
Net sales(1)		4,515.1		3,962.6		3,025.0
Cost of units sold to be recognized		(2,956.3)		(2,423.6)		(1,959.2)
Expected gross margin—yet to be recognized(2)		1,558.8		1,538.8		1,065.8
Expected margin percentage		34.5%		38.9%		35.2%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%.

(2)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties, as follows:

	For year ended December 31,
	2011	2010	2009
Real estate development and sales	99.1%	99.4%	98.5%
Construction services rendered	0.9%	0.6%	1.5%
Total	100.0%	100.0%	100.0%

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

	For the year ended December 31,
	2011	2010	2009
Land	9.8%	12.3%	11.4%
Construction costs	80.4	79.9	81.8
Financial costs	5.6	5.3	4.4
Development costs	4.2	2.5	2.4
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last four years, land represented, on average, 20% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last four fiscal years, raw materials represented, on average, 34% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 7.5%, 7.7% and 3.14% in 2011, 2010 and 2009, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last five years, labor represented, on average, 61% of our total cost of real estate development.

Over the last five years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

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

Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

General and administrative expenses

General and administrative expenses principally include the following:

•	employee compensation and related expenses;

•	fees for outsourced services, such as legal, auditing, consulting and others;

•	management fees and expenses;

•	stock option plan expenses;

•	overhead corporate expenses;

•	expenses related to legal claims and commitments; and

•	legal expenses related to public notaries and commercial registers, among others.

Administrative expenses reached R$251.5 million in 2011, a 6.2% increase over the R$237 million posted in 2010, which is below inflation. The IPCA was 6.5% in the same period.

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

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2011 and 2010

Since mid 2011, the entire senior management team worked along with the Board of Directors and Gafisa’s consultants, in a review of the Company’s operating units and overall strategy. The results of this review led to a decision in October 2011 to: (i) establish a new operating structure by brands; (ii) reduce risk at Tenda; (iii) expand the contribution of AlphaVille´s successful developments in our product mix and; (iv) refocus the Gafisa brand on its core markets of São Paulo and Rio de Janeiro. As a result of the analysis conducted, the Company identified important adjustments related to the strategic redirection at Gafisa and the new operating model adopted at Tenda which are reflected in the fourth quarter.

We believe that 2011 is an atypical year due to the impact of structural changes above mentioned, the recognition of cost overruns identified, cancellations and contract dissolutions at Tenda on the back of the new sales policy adopeted, as well as our more targeted strategy.

Net operating revenue

On a consolidated basis, Net revenue for the full year 2011, recognized by the Percentage of Completion (“PoC”) method, was R$2.9 billion, a 13.6% decline from R$3.4 billion in the year ended on 2010 as a result of the revenue reversals related to the adjustments registered in the fourth quarter. During 2011, the Gafisa brand accounted for 62% of net revenues; AlphaVille comprised 23% and Tenda the remaining 15%. However, we expect to rebook: (1) 60% of the revenue reversal with resale of returned units; and (2) 34% will be recognized in accordance with PoC of the related projects (79% launched< 2008). Only 6% of the total is unrecoverable.

Gross revenue from sales and/or services increased 21.9%, from R$24 million in the year ended on December 31, 2010 to R$30 million in the year ended on December 31, 2011. The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision totaled R$3.1 billion in the year ended in 2011, a decrease of R$512 million or 14% compared with the same period in 2010 of R$3.7 billion. The tax deductions from gross revenue  reached R$229 million in the 2011 financial year  from R$273 million, representing a decrease of 16%, in the year ended on December 31, 2010 to mainly due to the decrease in revenue as a result of the lower sales volume in the period.

Operating costs

Operating costs in 2011 totaled R$2.7 billion, an increase of 8% as compared to R$2.5 billion in 2010. Cost overruns related to construction of R$587 million (R$231 million in Gafisa and R$356 million in Tenda) equivalent to 8% of the original total cost base of projects. 49% of the preliminary value relates to developments executed by third parties and franchisees, 26% relates to developments in regions that have been discontinued, and 25% from construction managed in-house.

Gross profit

Gross profit in 2011 totaled R$262.2 million, representing a decrease of 72%, from R$942.1 million in 2010 as a result of the revenue reversals related to the adjustments registered in the fourth quarter. In 2011, the gross margin generated from our activities deteriorated to 8.9% as compared to 27.7% in 2010. This sharp fall was due to mainly due to budget review deviation registered in the fourth quarter, 80% attibutted to projects launched prior to 2008.

Selling expenses

Selling expenses in 2011 totaled R$393.2 million, representing an increase of 47% as compared to R$266.7 million in 2010. Selling expenses increased 47% to R$393.2 million mainly due to the provision for doubtful debts, of R$87 million recorded as additional expenses. Excluding these amounts, selling expenses totaled R$306.2 million in 2011, a 15% increase over 2010. Selling expenses were also necessary as they characterized new sales after dissolutions, mainly from Tenda.

General and administrative expenses

Administrative expenses reached R$251.5 million, a 6% increase over the R$236.8 million posted in 2010, which is lower than inflation. The IPCA was 6.5% in the same period. These expenses were comprised of profit sharing and other administrative expenses.

Depreciation and amortization

Depreciation and amortization in 2011 was R$83 million, an increase of R$49 million when compared to the R$34 million recorded in 2010, mainly due to higher sales stands depreciation. Depreciation of sales stands accounted for 4% of the expenses in the period.

Financial income and expenses, net

Net financial expenses totaled R$160 million in 2011, compared to net financial expenses of R$82 million in 2010 as a result of a higher level of leverage. The difference is mainly due to the decrease in financial revenues of 27% and to a 20% increase in financial expenses, due to higher leveraging rate and, consequently, higher interest expenses.

Taxes on income

Income, social contribution and deferred taxes for 2011 amounted to R$142 million, compared to R$22 million in 2010. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated on a quarterly basis to determine if adjustments to the valuation allowance are required. The Company assesses whether a valuation allowance should be established based on the consideration of all available evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which the differences become deductible. Judgment is required in determining the future tax . consequences of events that have been recognized in the Company's consolidated financial statements and/or tax returns.

Net income attributable to noncontrolling interest

The increase in the stakes of non-controlling shareholders (minorities in subsidiaries in which we have investment) from R$24 million in 2010 to R$40 million in 2011, an increase of 67% when compared to the previous year, as a result of increased net income at Alphaville business registrered in the period.

Net income

Our use of the percentage-of-completion method of accounting resulted in a reduction or reversal of previously recorded revenue and profit due to the adjustments mentioned above, resulting in a net loss in the year ended December 31, 2011 of R$945 million compared to a net profit of R$265 million in the same period of 2010. Results of Operations for the Years Ended December 31, 2010 and 2009.

Results of Operations for the Years Ended December 31, 2010 and 2009

Net operating revenue increased by 13.3%, from R$3.0 billion in 2009 to R$3.4 billion in 2010. Gross revenues generated from the sales of real estate properties and barter transactions net of the provision for cancelled contracts totaled R$3.6 billion in 2010, an increase of R$511.5 million or 18% as compared to the same period in 2009 net of provisions for cancelled contracts, when gross revenues generated from the sales of real estate properties and barter transactions totaled R$3.1 billion. This increase is mainly due to the continuing recognition of revenues from sales contracted in prior periods.  Gross revenues generated from services decreased by 49%, from R$48.0 million in 2009 to R$24.3 million in 2010, reflecting a decrease in the volume of construction services rendered to other companies.

Operating costs

Operating costs in 2010 totaled R$2.5 billion, an increase of 19% as compared to R$2.1 billion in 2009. This increase is due to increased volume of construction in progress in 2010 as compared to 2009. The cost of land totaled 12.3% of the operating costs in 2010, as compared to 11.4% in 2009 net of the provision for cancelled contracts. Construction costs payable to third parties decreased in 2010, totaled 79.9% of total operating costs, as compared to 81.8% in 2009. These variations were mainly due to a strategic change to rely less on third party providers for construction services. Operating costs, as a percentage of net operating revenue, remained stable at 72.3% in 2010 as compared to 70.8%  in 2009.

Gross profit

Gross profit in 2010 totaled R$942.1 million, representing an increase of 7.2%, as compared to R$878.5 million in 2009 net of the provision for cancelled contracts. This increase was mainly due to higher gross operating revenue as a result of increase operational volume during 2010. In 2010, the gross margin generated from our activities remained stable at 27.7% as compared to 29.14% in 2009. This stability was due to higher revenues offset by higher operating costs which resulted in similar margins.

Selling expenses

Selling expenses in 2010 totaled R$266.7 million, representing an increase of 18%, as compared to R$226.6 million in 2009. This increase reflects (i) the increase of launches and sales volume, and (ii) increased marketing efforts in furtherance of our growth strategy of geographic and income segment diversification. Selling expenses in 2010 represented 7.8% of our net operating revenue compared to 7.9% in 2009, reflecting an improvement in operational efficiency.

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

Taxes on income

Income and social contribution taxes in 2010 totaled R$22.1 million, or 41.5% lower than in 2009, when income and social contribution taxes totaled R$37.8 million. In 2010 and 2009, the combined effective income and social contribution tax rates, calculated as a percentage of income before taxes, were 7.1% and 20.9%, respectively. The decrease in our effective tax rate is due to the implementation of tax planning allocating more projects at the holding company level to maximize the use of corporate and financial expenses. The combined effective rates during these years were lower than the composite statutory rate of 34% as some of our jointly-controlled subsidiaries calculated their taxes on the presumed profit regime.

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

Business Segments

Our financial results for 2011, 2010 and 2009 included the results of the following segments: Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses data derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

We provide below a measure of historical results, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2011
	Gafisa (1)	Tenda	Alphaville	Total
	(millions of reais except for percentages)
Net operating revenue	1,821.9	446.0	672.6	2,940.5
Operating costs	(1,601.7)	(725.5)	(351.2)	(2,678.4)
Gross profit (loss)	220.2	(279.5)	321.4	262.1
Gross margin	12.1%	(62.7%)	47.8%	8.9%
Net Income (loss)	(413.7)	(660.1)	128.9	(944.9)

(1)	Includes all subsidiaries, except Alphaville and Tenda.

	For Year Ended December 31, 2010
	Gafisa (1)	Tenda	Alphaville	Total
	(millions of reais except for percentages)
Net operating revenue	1,894.5	1,061.6	447.0	3,403.1
Operating costs	(1,477.8)	(732.0)	(251.2)	(2,460.9)
Gross profit	416.7	329.6	195.8	942.1
Gross margin	22.0%	31.0%	43.8%	27.7%
Net Income	116.8	82.5	65.3	264.6

(1)	Includes all subsidiaries, except Alphaville and Tenda.

	For Year Ended December 31, 2009
	Gafisa (1)	Tenda (2)	Alphaville	Total
	(millions of reais except for percentages)
Net operating revenue	1,770.2	988.4	277.8	3,036.4
Operating costs	(1,297.0)	(671.6)	(175.1)	(2,143.7)
Gross profit	473.2	316.8	101.7	891.7
Gross margin	26.7%	32.1%	36.6%	29.4%
Net Income	39.3	38.7	23.7	101.7

(1)	Includes all subsidiaries, except Alphaville and Tenda.

Gafisa Segment

Years Ended December 31, 2011 and 2010

Net operating revenue

In the last quarter of 2011 we did an extensive review of the budgeted costs of the projects and adjusted the percentage of completion leading to a reversal of revenues, as a consequence the net revenue from sales and/or services decreased by 5.6%, from R$1.9 billion in 2010 to R$1.8 billion in 2011. In 2011, Gafisa segment accounted for 62% of our consolidated net revenue.

Operating costs

The costs of the sale and barter transactions in 2011 totaled R$1.6 billion, an increase of 6.8% compared with the R$1.5 billion reported in 2010. This increase was mainly due to an impairment of development expenses related to the process of land acquisition in the amount of R$100 million recognized as sunk costs.

Gross profit

The gross profit in 2011 was R$220 million, representing a decrease of 47% compared with the R$417 million reported in 2010. Decrease in the gross profit can be largely attributed to the excessive costs, of which  60% are related to third parties’ constructions overruns and 27% to discontinued sites. The gross margin in 2011 generated by our projects sales reduced to 12% compared to 22% in the same period of 2010.

Net income (loss)

Net loss for the Gafisa segment was  R$413.7 million in 2011 or 43.9% of our total net loss in 2011, compared to a profit of R$116.8 million or 44.2% of our total net income in 2010. The decrease in net income is a result of reversal of revenues as a consequence of review of budget led costs of projects, increase in net financial expenses, impairment costs and reversal of deferred tax asset. Net income (loss) as a percentage of net operating revenues was negative 22.7% in 2011 as compared to a positive 6.2% in 2010.

Tenda Segment

Years Ended December 31, 2011 and 2010

Net operating revenue

Net revenue of sales/or services during 2011 totaled R$446 million, compared to R$1.1 billion in the previous year, a decrease of 58% when compared to the previous year. In 2011, Construtora Tenda S.A accounted for 15% of the consolidated net revenue. The main reason for the decrease was (i) reversal of revenues as a consequence of review of budget led costs of projects and (ii) cancellation of sales related to clients with high delinquency or without the ability to transfer to the CEF.

Operating costs

The costs of development and sale of property and barter transactions in 2011 totaled R$725 million, compared to R$732 million reported in 2010.  Cost overruns related to construction of R$356 million in Tenda equivalent to approximately 8% of the original total cost base of projects mainly related to the developments executed by third parties and franchisees.

Gross profit (loss)

The gross loss in 2011 of R$279 million, compared to gross profit in 2010 of R$329 million. In 2010, sales margins fell from 31.1% in 2010 to a gross loss of 63% in 2011. The use of the percentage-of-completion method of accounting resulted in a reduction of reversal of previously recorded revenue due to the adjustments mentioned above.

Net income (loss)

Net loss for the Tenda segment was R$660.1 million of our total net loss in 2011, compared to a net income of R$82.5 million or 31.1% of total net income for 2010. This decrease of net income in 2011 when compared to 2010 is a result of revenue reversal related to adjustments registered in the 2011, cancellations and contract dissolutions at Tenda on the back of the new sales policy adopted, as well as our more targeted strategy.

Alphaville Segment

Years Ended December 31, 2011 and 2010

Net operating revenue

The net revenue from sales and/or services increased by 51%, from R$447 million in 2010 to R$ 673 million in 2011. This increase was mainly due to large continuous demand for Alphaville Urbanismo S.A.’s properties and recognition of the revenues derived from sales contracted in former periods. In 2011, Alphaville Urbanismo S.A. contributed for 22.9% of the consolidated net revenue.

Operating costs

The costs of development and sale of property and barter transactions in 2011 totaled R$351 million, an increase of 40% compared with the R$251 million reported in 2010. This increase was mainly due to the higher volume of construction in progress during 2011 compared to 2010.

Gross profit

The gross profit in 2011 was R$321 million, representing an increase of 63.8% compared with the R$196 million reported in 2010. Increase in the gross profit can be largely attributed to the higher gross revenue derived from the large number of construction projects in progress. The gross margin in 2011 generated by our projects sales increased to 48% compared to 44% in the same period of 2010. Such increase derives from the higher sales margins to the extent that we have recognized revenues derived from projects launched in former years.

Net income

Net income for the Alphaville segment was R$128.9 million. Net income, as a percentage of net operating revenue, was 19.2% in 2011 as compared to 14.7% in 2010. The increase was mainly attributable to higher operational margins as discussed above.

Gafisa Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,894.5 million in 2010 compared to R$1,770.2 million in 2009, which represents an increase of 7%. This increase was primarily due to the continued strong demand for Gafisa properties and recognition of results from sales contracted in prior periods, since Gafisa recognizes revenues on a percentage of completion basis. As a result of the continued economic recovery in 2010 after the financial crisis, Gafisa began increasing the launch volume for the year and its volume of units under construction. At December 31, 2010, Gafisa had R$1,323.2 million in inventory and 15,380 units under construction compared to R$1,114.3 million and 14,775 units at December 31, 2009.

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

Operating costs

Operating costs for the Gafisa segment were R$1,477.8 million in 2010 compared to R$1,297.0 million in 2009, which represented an increase of 13.9%. This increase was mainly due to the greater volume of construction in progress during 2010 as compared to 2009 as discussed above. Operating costs, as a percentage of net operating revenues, increased to 78.0% in 2010 as compared to 73.8% in 2009, mainly due to an increase in labor costs. The increase in labor costs was attributable to the continued strengthening of the Brazilian economy and the higher labor cost associated with completing a unit. This increase in labor costs resulted in an increase in construction costs payable to third parties.

Gross profit

The gross profit in 2010 was R$416.8 million, representing a decrease of 11.9% compared with a gross profit of R$473,2 million reported in 2009. The gross margin generated in 2010 by sales of Company’s projects fell to 22% compared with the 26.8% reported in the period in 2009. This reduction was mainly due to the higher amortization expenses arising from the interest capitalized and a less profitable mix of units under construction due to the process of geographical diversification that took place in the previous years, particularly certain projects located in Rio de Janeiro.

Net income

Net income for the Gafisa segment was R$116,8 million or 44.2% of Gafisa Group total net income in 2010, compared to R$39.3 million or 38.6% of Gafisa Group total net income in 2009. The shift from 38.6% of net income in 2009 to 44.2% of net income in 2010 is a result of an increase in Gafisa operations. Net income as a percentage of net operating revenues was 6.2% in 2010 as compared to 2.2% in 2009. The increase between years was mostly attributable to decrease in income tax expenses.

Tenda Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Tenda segment was R$1,061.6 million in 2010 compared to R$988.4 million in 2009. This increase was primarily due to greater pre-sales amounts, which increased from R$1,361.1 million to R$1,433.1 million and also to the consequently higher recognition of results from sales contracted and developments launched. Since we recognize revenues based on percentage of completion from the units already sold, the number of units under construction, and consequently the amounts of sales, also impact revenue recognition. At December 31, 2010, Tenda had 28,550 units under construction compared to 26,500 units at December 31, 2009. The average price for a Tenda unit launched during 2010 was R$118.2 thousand as compared to an average price per unit of R$116.8 thousand in 2009. The change in the average price per unit was attributable to inflation, partially offset by our focus on developing projects within the R$100.0 thousand and R$120.0 thousand price range, maintaining our projects directed towards lower-income families attractive.

Operating costs

Operating costs for the Tenda segment were R$732.0 million in 2010 compared to R$671.6 million in 2009. This increase is mainly related to higher recognition of revenues, and consequently costs, and also some costs overrun that resulted in lower gross margin when compared to the previous year, as described below.

Gross profit

Gross profit for the Tenda segment was R$329.6 million, or 35.0% of our total gross profit in 2010, compared to R$316.8 million in 2009, or 35.5% of our total gross profit in 2009. Despite the nominal gross profit increase in, which is related to higher revenue recognition, Tenda’s gross margin decreased to 31.0% in 2010 from 32.1% in 2009, mainly as a consequence of higher revenue recognition of lower margin projects, resulting from old projects which did not have standard construction procedures. Tenda’s projects launched in prior to 2009 (before to Gafisa’s acquisition of Tenda) did not have standardization projects and the execution was mainly outsourced, which added to the difficulties in controlling execution and cost overruns.

Net income

Net income for the Tenda segment was R$82.5 million or 31.2% of our total net income in 2010, compared to a net income of R$38.7 million or 38.1% of our total net income for 2009. This increase of net income in 2010 when compared to 2009 is a result of higher gross profit, as discussed above. Income from operations as a percentage of net operating revenues was 7.8% in 2010 as compared to 3.9% in 2009.

Alphaville Segment

Years Ended December 31, 2010 and 2009

Net operating revenue

Net operating revenue for the Alphaville segment was R$447.0 million in 2010, compared to R$277.8 million in 2009, which represents an increase of 61.0%. This increase was primarily due to continued strong demand for Alphaville properties and recognition of revenues from sales contracted in prior periods. Contracted sales increased from R$376.9 million in 2009 to R$598.9 million in 2010. At December 31, 2009, Alphaville had 8,423 units under construction compared to 11,294 units under construction at December 31, 2010. The average price for an Alphaville unit launched during 2009 was R$200.2 thousand compared to an average price per unit of R$205.3 thousand in 2010.

Operating costs

Operating costs for the Alphaville segment was R$251.2 million in 2010, compared to R$175.1 million in 2009, which represents an increase of 43.5%. This increase was mainly due to the greater volume of projects under construction in 2010, compared to 2009.

Gross profit

Gross profit for the Alphaville segment was R$195.8 million, or 20.8% of our total gross profit in 2010, compared to R$101.7 million, or 11.4% of our total gross profit for 2009. The increase in gross profit was primarily due to higher gross revenue from a greater number of developments under construction. In 2010, the gross margin generated from the sale of Alphaville’s developments increased to 43.8%, compared to 36.7%, in 2009. This increase was due to higher margins and recognition of sales contracted in prior periods. This increase in gross margin percentage was due to higher average price per square meter, which contributed to a higher gross margin, primarily as a result of increased market demand for Alphaville’s products.

Net income

Net income for the Alphaville segment was R$65.3 million, or 24.7% of our net income in 2010, compared to R$23.7 million, or 23.3% of our total net income in 2009. Net income, as a percentage of net operating revenue, was 14.7% in 2010 as compared to 8.6% in 2009. The increase was mainly attributable to higher operational margins as discussed above.

B.    Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to the market the receivables portfolio of our completed units. In 2010, we did not sell receivables from completed units, though in 2011, we carried out the following receivables sales:

On June 27, 2011, we entered into a definitive assignment of real estate receivables agreement. The assignment relates to a portfolio comprising select residential real estate receivables due to us. The assigned portfolio of receivables amounts to R$203.9 million and was assigned in exchange for cash discounted to present value, for a price of R$171.7 million, and was recorded under payables to venture partners and other – credit assignment.

During a period of no more than eighteen months, we will continue to perform and will be compensated for performing, among other duties, receivables collection management, guarantee of the assignment, and collection of past due receivables.  After this period, receivable management will be performed by an outsourced company, as provided under the receivables agreement.

On September 29, 2011, we entered into a private instrument for assignment of real estate receivables and other covenants. The assignment relates to a portfolio comprising select residential real estate receivables due to us. The assigned portfolio of receivables amounts to R$238.4 million. A portion of this amount will be amortized through the SFH debt balance of the bank that purchased the receivables and the remaining balance will be amortized through the issue of bank deposit certificates, or CDBs, amounting to R$41.5 million.

On December, 22, 2011, we entered into a definitive assignment of real estate receivables agreement.  The assignment relates to a portfolio comprising select residential real estate receivables due to us.  The assigned portfolio of receivables amounts to R$72.4 million and was assigned in exchange for cash discounted to present value for a price of R$60.1 million, and was recorded under payables to venture partners and other – credit assignment.

We consistently review opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly-controlled entities. We finance such investments using capital market financings, capital increase or through a combination thereof.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2010 at consolidated rates similar to the Selic rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, the Brazilian government will finance up to 20% of construction costs, to be financed by the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE).

During 2011, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 12%+TR, depending on family income and credit score. Delinquency rates among our customers have increased in 2011 compared to 2010.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2011		2010		2009
	(in millions of reais)
Real estate development receivables:
Current	R$	3,962.6	R$	3,704.7	R$	2,252.5
Long-term		863.9		1,247.3		1,524.2
Total	R$	4,826.5	R$	4,952.0	R$	3,776.7

Receivables to be recognized on our balance sheet according to percentage of completion method:

Current	R$	—	R$	2,465.8	R$	1,556.5
Long-term		4,686.2		1,646.9		1,583.1
Total		4,686.2		4,112.7		3,139.6
Total receivables from clients	R$	9,512.6	R$	9,064.7	R$	6,916.2

The total balance of receivables to be recognized on the balance sheet has the following maturity profile:

As of December 31, 2011
(in millions reais)
Maturity
2012	3,962.6
2013	3,220.9
2014	1,418.4
2015	224.3
Thereafter	686.5
Total	9,512.6

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of May, 2012, our clients’ default level was 6.94% of our accounts receivable for Gafisa, 6.49% for Tenda and 3.22% for Alphaville. We did not record a provision for the years ended December 31, 2010, 2009 and 2008 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda. We review annually our assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 180 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$119.8 million as of December 31, 2011 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash used in operating activities totaled R$819.4 million in 2011 compared to R$1,079.6 million in 2010. The R$819.4 million was primarily composed of: (1) a decrease in trade accounts receivables, totaling R$58.5 million in 2011; (2) increase in properties for sale of R$826.5 million attributable to an increase of our land bank and completed units; and (3) other less significant increases and decreases in other operating asset and liability captions.

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

Investing activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$3.8 million, R$122.9 million and R$762.2 million in 2011, 2010 and 2009, respectively.

Net cash from investing activities, including the acquisition of property, equipment and new investments, was R$3.8million in 2011 compared to a net cash from investing activities of R$122.9 million in 2010. Our cash generated in 2011 was mainly related to investments in property and equipment in the amount of R$94.9 million. Our main investments during the period were the construction of sales stands, which totaled R$22.7 million, investments in information technology equipment and software, which totaled R$31.2 million, in construction equipment, which totaled R$2.8 million and in machines and equipment, which totaled R$3.1 million. These investments were compensated by cash used by investment activities related to marketable securities and restricted cash in the amount of R$98.7 million.

Net cash from investing activities, including the acquisition of property, equipment and new investments, was R$122.9 million in 2010 compared to a net cash used in investing activities of R$762.2 million in 2009, respectively. Our cash generated in 2010 was mainly related to investments in property and equipment in the amount of R$63.4 million. Our main investments during the period were the construction of sales stands, which totaled R$44.1 million, investments in information technology equipment and software, which totaled R$15.7 million, in construction equipment, which totaled R$4.8 million and in machines and equipment, which totaled R$3.1 million. These investments were compensated by cash from investment activities related to net redemption of marketable securities and restricted cash in the amount of R$186.3 million.

Financing activities

Net cash generated from financing activities in 2011 totaled R$696.8 million, a decrease of 24.3%, compared to the net cash generated from financing activities in 2010 of R$920.2 million. The cash generated in 2011 was mainly attributable to: (1) issuance of debentures and other debt totaling R$1,445.9 million, which was partially offset by amortizations of loans and interests in the amount of R$655.2 million and (2) capital increase in the amount R$5.0 million. We also paid R$98.8 million in dividends.

Net cash generated from financing activities in 2010 totaled R$920.2 million, an decrease of 38.4%, compared to the net cash generated from financing activities in 2009 of R$1,493.6 million. The cash generated in 2010 was mainly attributable to: (1) issuance of debentures and other debt totaling R$1,138.2 million, which was partially offset by amortizations of loans and interests in the amount of R$1,187.9 million, and (2) capital increase through the issuance of common shares in a public offering, net of expenses, in the amount R$1,051.5 million. We also paid R$50.7 million in dividends.

Pledged mortgage receivables and short-term investments

As of December 31, 2011, substantially all of our mortgage receivables totaling R$3,806.6 million are pledged. In addition, R$59.5 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2011, we invested R$94.9 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$30.2 million, investments in information technology equipment and software, which totaled R$36.1 million, in construction equipment, which totaled R$2.8 million and in machines and equipment, which totaled R$3.1 million.

In 2010, we invested R$63.5 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$44.3 million, investments in information technology equipment and software, which totaled R$10.8 million, in construction equipment, which totaled R$4.4 million and in machines and equipment, which totaled R$3.9 million.

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

Our capital expenditures are all made in Brazil and are usually funded by local debt capital markets. We currently do not have any significant capital expenditures in progress.

Indebtedness

When we consider appropriate, we have incurred indebtedness within SFH, which offers lower interest rates than the private market. When our customers obtain a mortgage, we use the proceeds to redeem our SFH indebtedness. We intend to continue our strategy of maintaining low levels of debt comprised mainly of transactions within SFH or long-term transactions.

As of December 31, 2011 we had outstanding debt in the total amount of R$3,733 million, an increase of 13.5% as compared to December 31, 2010. Our indebtedness principally consists of (1) debentures totaling R$1,899 million, (2) working capital loans in the total amount of R$1,163 million and (3) other loans (mainly SFH) in the total amount of R$671 million.

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

The table below sets forth information on our loans, financing and debentures as of December 31, 2011:

	Maturity
	Total	2012	2013	2014	2015 and thereafter
	(in millions of reais)
Debentures (Project Finance)	1,899.2	1,899.2	—	—	—
Working Capital	1,168.1	664.5	230.4	273.2	—
Other Working Capital	3.9	3.9	—	—	—
Housing Finance System (SFH)	684.6	467.2	207.5	9.9	—
Investor Obligations	473.2	219.8	233.8	19.6	—
Total	4,229.0	3,254.5	671.7	302.7	—

Investor obligations refer to contributions received from venture partners of R$300.0 million in 2008 and R$80.0 million in 2010 and R$200.0 million in 2011 which will be fully redeemed by us until 2017. See “—Cash Flows—Financing Activities.”

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas commenced on January 31, 2012.

In April 2010, our subsidiary Alphaville Urbanismo S.A. paid in the capital of an entity that held interest in other companies, the main objective of which includes the development and carrying out of real estate ventures. This entity subscribed capital and paid in capital reserve totaling R$161.7 million (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, payables to investors/venture partners are recognized at R$80.0 million, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a.. The Company’s articles of incorporation set forth that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets.

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

As part of the funding through issuance of Certificates of Bank Credit– CCB, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on the effective interest method of amortization in the consolidated income statement.

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

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.0% + TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees are comprised of assignments of receivables and bank accounts. Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios and minimum or maximum amounts required by such financial covenants and Tenda’s performance against those minimum or maximum levels include: (1) coverage debt service defined as EBIT divided by net financial expenses cannot exceed 1.3 ratio, (2) debt index defined as (receivables plus inventory) divided by (net debt minus collateralized debt) cannot exceed 2.0 ratio or be lower than zero, and (3) (total debt minus SFH debt minus cash) divided by shareholders equity cannot exceed 50%.

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

In December 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.25% to 10.25% plus TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures.

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

We have various covenants relating to our debentures issuances described above. These mainly consist of (i) cross default provisions, whereby outstanding indebtedness will become immediately due and payable in the event that the Company or its subsidiaries do not comply with their obligations under any other credit facility for a value in excess of the amounts set forth therein; (ii) restrictions on transfer of control and merger and acquisition transactions; (iii) limitations on our ability to incur debt; (iv) limitations or creating liens on assets; (v) limitations on the distribution of dividends if we are under default and (vi) the following ratios and limits to be calculated on a quarterly basis. The table below sets forth these ratios and limits as amended.

As of December 31, 2011, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, the Company started to renegotiate with debenture holders a waiver for not complying with the ratios provided for in such covenants. On March 2012, the debenture holders approved the renegotiation of such covenants ratios.

Fifth placement
Total debt less venture debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	78.79%
Total account receivable plus inventory of finished units required to be 2.2 times over net debt	3.48 times

Seventh placement
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	3.25 times
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects (3)	14.27 times
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%

Eighth placement – first and second placement
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects	14.27 times
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%

First placement – Tenda
The EBIT (2) balance shall be 1.3 times over the net financial expense or equal or lower than zero and EBIT higher than zero	39.35 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt plus project debt, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-6.44
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-40.83%
First placement – Tenda

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, restricted cash in guarantee to loans, and restricted credits.
(2)	EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.
(3)
Project debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total receivables
(5)	Total inventory of properties for sale

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

In June 2012, we were in default on the restrictive covenants of a bank loan (cédula de crédito Imobiliário), or CCB in the amount of R$100 million because of the corporate rating downgrading.  In June, 2012, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2011, the interest rates on these loans generally varied between 8.3% and 12.7% per annum, plus TR, and the loans generally mature through December 2011 and 2012. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2011 we had 127 loan agreements in effect, with a balance of R$695 million. At the same date we also had R$1.227 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding developments progress.

Securitization Fund — FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate. We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as of December 31, 2011 and 2010.

The receivables portfolio assigned totaled R$119.6 million of which we received the equivalent of the present value of R$88.7 million in cash. We consolidated receivables of R$35.0 million assigned to Gafisa FIDC in our financial statements as of December 31, 2011 and recorded the mandatorily redeemable equity interest in the securitization fund of R$18.1 million as other accounts payable. The balance of our subordinated quotas was eliminated on consolidation.

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

US GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from US GAAP. Our net income (loss) attributable to owners of Gafisa, in accordance with Brazilian GAAP, was R$(944.9) million, R$264.6 million and R$101.7 million, in 2011, 2010 and 2009, respectively. Under US GAAP, our net loss was R$(755.8) million, R$(94.8) million and R$(134.4) million, in 2011, 2010 and 2009, respectively.

Our equity, in accordance with Brazilian GAAP, was R$2,747.1 million, R$3,632.2 million and R$2,84.2 million, as of December 31, 2011, 2010 and 2009, respectively. Under US GAAP, we recorded total equity of R$1,741.1 million, R$2,632.7 million and R$1,697.8 million as of December 31, 2011, 2010 and 2009, respectively.

The following items generated the most significant differences between Brazilian GAAP and US GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	stock option plans;

•	business combinations;

•	effects of deferred taxes on the differences above; and

•	noncontrolling interest.

For a discussion of the principal differences between Brazilian GAAP and US GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 29 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

The following standards and the amendments to the existing standards were published and are mandatory for subsequent accounting periods. There was no early adoption of such standards or their amendments by the Company. We stress that there are no IFRS or IFRIC, neither improvements to the existing IFRS or IFRIC that are effective for first adoption in the year ended December 31, 2011 and that are significant to the Company and its subsidiaries.

•
IFRS 7 – “Financial Instruments – Disclosure”, issued in October 2010. The amendment to the standard on disclosure of financial instruments aims at promoting transparency in the disclosure of transfer transactions of financial assets to improve the user understanding about the risk exposure in these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets. The standard is applicable from January 1, 2013.

•
IFRS 9 – “Financial instruments”, issued in November 2009. IFRS 9 is the first standard issued as a part of a larger project to replace IAS 39. IFRS 9 maintains, however, it simplifies the measurement and establishes two main measurement categories of financial assets: amortized cost and fair value.

The classification basis depends on the business model of the entity and of the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and recording of hedge continues to be applied. Prior years do not need to be restated if the entity adopts the standard for periods beginning on or before January 1, 2012. The standard is applicable from January 1, 2013.

•
IFRS 10 – “Consolidated financial statements”, issued in May 2011. This standard is based on principles existing relating to the identification of the concept of control as a determining factor whether an entity shall be consolidated in the financial statements. The standard provides additional guidance to assist in the determination of control when there are doubts in its assessment. The standard is applicable from January 1, 2013.

•
IAS 28 – “Investments in associates”, IFRS 11 – “Joint arrangements” and IFRS 12 – “Disclosures of interests in other entities”, all of them issued in May 2011. The main change introduced by these standards is the impossibility of making the proportionate consolidation of entities which control over net assets is shared by an arrangement between two or more parties and that is classified as a joint venture.

•	IFRS 11 defines the concepts of two classification types for arrangements:

(i)
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

(ii)
Joint ventures – when the parties jointly control the net assets of an arrangement, structured through a separate vehicle and the respective results from these assets are divided between the parties. In these arrangements, the entity interest shall be accounted for using the equity method and included in the account investments.

•
IFRS 12 establishes qualitative disclosures that shall be made by the entity in relation to its interests in subsidiaries, joint arrangements or non-consolidated entities, which include significant judgments and assumptions to determine whether their interests provide control, significant influence or the type of joint arrangements, whether Joint Operations or Joint Ventures, as well as other information on the nature and extent of significant restrictions and associated risks. The standard is not applicable before January 1, 2013.

•
IFRS 13 – “Fair value measurement”, issued in May 2011. The standard has the objective of improving the consistency and reducing the complexity of the disclosure required by the IFRSs. The requirements do not increase the fair value in accounting, however, it guides how it should be applied when its use is required or permitted by another standard. The standard is applicable from January 1, 2013, and there is no exemption for the application of the new disclosure requirements for comparative periods.

There are no other standards or interpretation issued until the issue of these financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations, except in relation to IFRS 11, once the Company makes the proportionate consolidation of ventures under joint control, which shall be no longer consolidated. The Company is assessing the potential impacts on its consolidated financial statements.

The Accounting Pronouncements Committee (CPC) has not issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM until the date of their mandatory application.

C.    Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2011, 2010 and 2009, we had 10, 9 and 13 employees engaged in research and development activities, respectively. Our research and development expenditures in 2011, 2010 and 2009 were immaterial.

D.    Trend Information

Elsewhere in this annual report, including under “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Real Estate Sector,” we discuss trends, uncertainties, demands, commitments or events which could have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that could cause reported financial information to not necessarily be indicative of future operating results or financial condition.

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

In the second half of 2011, our management team conducted a detailed analysis of our operations and profitability by project, region and brand and has developed certain strategies to address the market trends that we have identified. As part of our revised strategies, we plan to continue to simplify and streamline our organizational and operational structure to reinforce the fundamental strengths of each of our brands. In particular, we determined the specific geographic markets where each of our brands has the strongest prospects for performance and where we enjoy supply chain efficiencies, and will focus our efforts for each brand in its respective geographic markets. We also implemented a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand. In addition, we are implementing a corporate culture shift within our Tenda brand focused on the transfer of receivables and on aligning incentives across the organization (including from senior management to individual project engineers) to encourage project execution based on high-quality, on-time, under-budget performance.

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

F.     Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2011. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of R$)
Loans and financing	1,856.5	1,135.5	437.9	283.1	—
Debentures	1,899.2	1,899.2	—	—	—
Interest (1)	796	346.0	404.0	46.0	—
Real estate development obligations (2)	3,662.6	2,157.7	1,483.3	21.6	—
Obligations for land purchase	489.2	312.0	151.6	19.4	6.2
Obligation to venture partners (3)	473.2	219.8	233.8	19.6	—
Credit assignments	501.9	70.7	431.2	—	—
Obligations from operating leases	51	12.7	21.6	12.8	3.9
Acquisition of investments	20.6	2.3	18.3	—	—
Securitization Fund – FIDC	2.9	2.9	—	—	—
Other accounts payable	396.5	271.9	124.6	—	—
Total	10,149.6	6,430.7	3,306.3	402.5	10.1

(1)
Estimated interest payments are determined using the interest rate as of December 31, 2011. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including obligations not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2011, the amount of “real estate development obligations” related to units launched but not sold was R$2,686.8 million.

(3)	Obligation to venture partners accrues a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

We have a commitment to purchase the remaining 20% of Alphaville’s capital, not yet measurable and consequently not recorded, which will be based on a fair value appraisal of Alphaville prepared at the future acquisition dates. The acquisition agreement provides that we will purchase the remaining 20% of Alphaville in 2012 with the issuance of an estimated 70,251,551 common shares. The numbers of shares that will be issued to settle this transaction is under negotiation.

We also made provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$34.9 million and R$134.9 million in current and non-current liabilities, respectively, as of December 31, 2011.

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

Nelson Machado. Mr. Machado is a member of our board of directors. In the past, he has held, among others, the following positions: Executive Secretary of the Department of Treasury, governmental entity of the administrative structure, responsible for developing and executing the economic policies; Manager of Rocha e Machado Consultoria Ltda., a consulting company, (1) has been a member of the Boards of Directors of Caixa Econômica Federal, a financial institution; Brasilcap Capitalização S.A., a company specialized in savings bond; Brasilprev Seguros S.A., a company specialized in insurance; FINAME, special agency of industry financing; and Petroquisa S.A., company within the Petrobras group, specialized in petrochemical; and (2) has been a member of the Fiscal Councils of Vale S.A., a company specialized in mining; CESP – Companhia Energética de São Paulo, company of generation of electrical energy; Comgas – Companhia de Gás de São Paulo, a natural gas distributor; (i) Terrafoto S.A. Atividades de Aerolevantamentos, a company specialized in photogrammetry; and Companhia Metropolitana de Habitação de São Paulo – Cohab-SP, an entity specialized in fomenting the access to housing for underprivileged population. He holds a law degree from Brasilia University (UnB), a masters degree in business from EAESP/FGV – SP and a doctorate in accounting and controlling from FEA/USP.

Guilherme Affonso Ferreira. Mr. Ferreira is currently a member of our board of directors and the CEO of Bahema Participações S.A., a financial investment company. He is also a member of the board of directors of: Companhia Brasileira de Distribuição (Pão de Açucar), a retail company; SulAmérica S.A., an insurance company Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.; a company that specializes in payment facilitation program, system identification and telecommunication; Tavex Algodonera S.A., a textile company; Arezzo Indústria e Comércio S.A., a shoes retailer; Ideiasnet S.A., a technology, media and telecommunications company and Banco Indusval, a financial institution. He holds a production engineering degree form the University of São Paulo and a masters degree in economics and political science from Macalester College.

Maurício Marcellini Pereira. Mr. Pereira is currently a member of our board of directors and has also been a member of the board of directors of Elo Serviços S.A., a debit and credit card administrator and Telemar Participações S.A., a telecommunication company. He has also been Investment Officer of Fundação dos Economiários Federais – FUNCEF, a pension fund for the employees of Caixa Econômica Federal; Executive Officer of New Business of Caixa Participações S.A. – CAIXAPAR, a company specialized in strategic corporate stakes; member of the Investment Committee of Fundo de Investimentos em Participações Infra Brasil, an investment fund created by the IDB, which offers credit to private companies to invest in infra-structure; and Finance and Administrative Officer of Grupo Posadas Caesar Park and Executive Partner of Ria Hotelaria Sustentável, both tourism companies. He holds a degree in business administration from Minas Gerais Federal University, an MBA in Finance from Ibmec Business School and is getting his masters degree in pension economics from Brasília University (UnB).

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

Rodolpho Amboss. Mr. Amboss is a member of our board of directors. He is also on the board of directors of BR Properties, a construction company specializing in industrial sheds and large commercial buildings and has been an officer in various companies in the real estate sector, such as the Real Estate Private Equity Group of Lehman Brothers and Silverpeak Real Estate Partners LP. He holds a degree in civil engineering from Rio de Janeiro Federal University and an MBA from the Booth School of Business of the University of Chicago.

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

None of our executive officers is entitled to any severance compensation in the event of dismissal from office, except the unpaid portions related to prior years. The business address of each of our executive officers is Av. Nações Unidas No. 8,501, 19th floor , 05425-070 – São Paulo, SP – Brazil.

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

Fernando Cesar Calamita. Mr. Calamita is currently one of our operational executive officers, responsible internally for the control department, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the financial executive committee and ethics executive committee and member of the Board of Directors of Construtora Tenda S.A. Before joining us he was Vice-President of Finance and Administration of Kidde do Brasil S.A., a company specialized in engineering and manufacturing of security equipments.

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

Our Relationship with our Executive Officers and Directors

As of December 31, 2011, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2011, our board of officers in the aggregate held 0.55% of our share capital and our board of directors in the aggregate held less than a 0.3% direct or indirect interest in our share capital. As of December 31, 2011, our board of officers in the aggregate held 0.27% of our share capital and our board of directors in the aggregate held less than a 0.3% direct or indirect interest in our share capital. Also, as of December 31, 2011, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the referenced date, were the interests held material. In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

B.    Compensation

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2011, 2010 and 2009, the aggregate compensation was paid to the members of the board of directors was R$1.5 million, R$955 thousand, R$975 thousand, respectively.

For each of 2011 and 2010, the aggregate compensation we paid to the members of the fiscal council was stable at R$136.8 thousand in both fiscal period years.

For each of 2011, 2010 and 2009, the aggregate compensation we paid to the executive officers was R$3.5 million, R$11.9 million and R$6.0 million, respectively, which includes fixed compensation and annual bonus amounts.

Approximately 70% of the total compensation paid to our executive officers is variable. For each of 2011, 2010 and 2009, the individual compensation we paid to members of our board of directors (fixed compensation), fiscal council (fixed compensation) and executive officers (both fixed and variable compensation) is set forth in the tables below.

For 2011, the amounts presented refer to 100% of fixed compensation, since the eliminatory goals were not achieved, there was no bonus payments for the executive officers.

These tables show individual compensation of members of our fiscal council, as of January 2010, since the fiscal council was created in December 2009.

2011	Board of Directors (1)	Fiscal Council	Executive Officers
Number of members	8.00	3.00	6.00
Annual highest individual compensation (in R$)	264,384	45,600	790,824
Annual lowest individual compensation (in R$)	100,800	45,600	620,929
Annual average individual compensation (in R$)	184,176	45,600	591,075

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

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

C.    Board Practices

General Information

We are managed by a board of directors consisting of at least five and up to nine directors and at least two and up to eight executive officers. Our directors are elected for a two-year term and our executive officers are elected for a three-year term. Reelection of officers and directors is permitted. We also have (1) a fiscal council, which under

Brazilian Law is not a permanent body, although currently installed; (2) permanent advisory committees created in accordance with our bylaws, namely: an audit committee, a compensation committee and a nominating and corporate governance committee; and (iii) executive committees established by the Board of Directors, namely: an investment executive committee, a finance executive committee, and an ethics executive committee. See “A. Directors and Senior Management.”

Board of Directors

Our board of directors is our decision-making body responsible for formulating general guidelines and policies for our business, including our long term strategies. Among other things, our board of directors is responsible for appointing and supervising our executive officers.

Our board of directors meets at least once every two months and at any other times when a meeting is called by its chairman or by at least two other members. The decisions of our board of directors are taken by the majority vote of those members present at the respective meeting and constituting a quorum of at least four members. In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote. In addition, pursuant to Brazilian corporate law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

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

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our board of officers must comply, by means of the execution of a management compliance statement, with obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado, including, but not limited, to: (1) any shareholder that becomes our controlling shareholder, or becomes part of our controlling group, must comply, by means of executing of the controlling shareholder compliance statement, with the obligations set forth under the Novo Mercado Listing Agreement, the Market Arbitration Chamber Rules and the Listing Rules of the Novo Mercado; (2) any indirect controlling shareholder of our company must fully comply with the obligations established in the Novo Mercado Listing Agreement, the

Market Arbitration Chamber Rules, the Listing Rules of the Novo Mercado, Brazilian corporate law, Brazilian Securities Regulations and our bylaws; (3) use best efforts to ensure that our shares are widely held through public share offerings; (4) re-establish the minimum percentage of outstanding floating stock, in case additional shares are issued or the controlling power over our company is transferred; (5) inform BM&FBOVESPA with respect to the trading of the securities held by our controlling shareholders; (4) comply with the rules imposed on our directors in the event our public company registration with the CVM is cancelled; and (7) comply with rules and regulations applicable in the event of the delisting of our company from the Novo Mercado.

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

We also have established a permanent audit committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

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

This committee has responsibility for planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained, as set forth in the Company’s by-laws.  The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

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

Currently, our Investment Executive Committee is in operation and is comprised by Alceu Duilio Calciolari (also the Coordinator of the Committee), Andre Bergstein, Sandro Rogério da Silva Gamba and Luiz Carlos Siciliano.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed of three members; currently, they are Alceu Duilio Calciolari (also the Coordinator of the Committee), Andre Bergstein and Fernando Cesar Calamita. This committee evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

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

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. listed company must have a compensation committee composed entirely of independent directors. We are required to have such a committee under our bylaws, which is nevertheless not required under Brazilian law. Therefore, we have a Compensation Committee responsible for reviewing and making recommendations to our directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and other employees. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. If the shareholders only determine the total compensation, it is incumbent upon the board of directors to establish the individual amounts. The Compensation Committee, is responsible for advising the board of directors in such task. See “Item 6.B. Directors, Senior Management and Employees—Compensation.”

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

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. Although we do not have a similar requirement under Brazilian law, our bylaws contain a comprehensive list of principles that must be complied with at all times by all of our directors and officers. Our Nominating and Corporate Governance Committee may also propose new principles and amendments to existing principles. In addition, we have listed our common shares in the Novo Mercado (New Market) of the São Paulo Stock Exchange (BM&FBOVESPA), which requires adherence to the corporate governance standards established under the Listing Rules of the Novo Mercado, as described under “Item 10.B. Additional— Memorandum and Bylaws.”. Finally, we have adopted a written policy of trading of securities and disclosure matters.

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are required to have a Code of Business Conduct and Ethics under our bylaws and under the Listing Rules of the Novo Mercado. We have adopted such a Code on July 10, 2007. See “Item 16B. Code of Business Conduct and Ethics.”

D.    Employees

As of December 31, 2011, we had 2,091 employees at Gafisa across the following states:

States	Number of Employees
Alagoas	18
Bahia	43
Goiás	14
Maranhão	12
Minas Gerais	3
Mato Grosso do Sul	6
Pará	196
Paraná	77
Rio de Janeiro	413
Rio Grande do Sul	30
Sergipe	10
São Paulo	1,275
Total	2,091

The table below shows the number of employees for the period presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2011	1,550	269	165	107	2,091
2010	1,911	262	139	113	2,425
2009	3,925	253	99	104	4,381
2008	3,665	162	72	17	3,916

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 34,000 outsourced professionals are providing services to Gafisa, Tenda and Alphaville across the following regions:

Region	Outsourced Professionals
North/CentralWest	4,067
Northeast	5,037
South	2,987
Southeast	21,563
Total	33,923

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2011, establishing a salary adjustment of 9.75% as of May 2011. This collective bargaining agreement became effective inn May 2011 and will expire in April 30, 2012.

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

We believe that our relationship with our employees and workers’ unions is good. In all the regions where we operate, we maintain a stable relationship with the workers unions, which generally decreases the risk of strikes.

The benefits we offer to our permanent employees include life insurance, dental plan, health insurance, meal tickets and profit sharing.

Health and Safety

We are committed to preventing work-related accidents and diseases. Accordingly, we maintain a risk prevention program which seeks to maintain and enhance the health and physical conditions of our employees, by anticipating, recognizing, evaluating and controlling any existing or potential environmental risks in the workplace.

In addition, we have an internal committee for the avoidance of accidents, which seeks to prevent diseases and accidents from occurring in the workplace. We make significant investments in this area, providing frequent training programs for our construction employees as well as for our subcontractors’ employees, and we require our subcontractors to follow strict guidelines.

E.	Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.6% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2011, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

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

Under this new stock option plan, the board of directors may grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares, or A option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

As of the date of this annual report, 155,185 common shares have been purchased by our key employees, directors and executive officers pursuant to this stock option plan agreement, which has been exercised in full.

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

As of the date of this annual report, options to purchase 874,022 shares of our common shares have been issued to key employees and executive officers pursuant to this stock option plan agreement. The options granted included 500,467 B options. Of the total options granted, 373,556 have been acquired or expired pursuant to such agreements.

After our acquisition of Tenda, the board of directors approved the conversion of Tenda’s existing stock options plan into Gafisa’s plan.

As of the date of this annual report, options to purchase 634,367 shares of our common shares have been issued in order to convert Tenda’s plan to key employees and executive officers pursuant to this stock option plan agreement. The options granted included 377,191 B options. Out of the amount granted, 247,504 options have been acquired or expired pursuant to such agreements.

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

As of the date of this annual report, options to purchase 2,940,000 shares of our common shares have been issued to employees and directors pursuant to this stock option plan agreement. The options granted included 2,142,050 B options. Out of the total options granted, 577,407 have been acquired or expired pursuant to such agreements.

Issuance	Number of Stock Options Issued	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option (1)		Expiration
April 2000 (Standard SOP)	2,100,000	—		—	April 2010
April 2001 (Standard SOP)	1,470,000	—		—	April 2011
April 2002 (Standard SOP)	480,000	—		—	April 2012
February 2006 (Standard SOP)	1,035,034	422,838	R$	13.14	February 2016
February 2006 (Standard SOP)	3,000,000	—		—	February 2016
May 2008 (Restricted SOP)	155,185	—		—	May 2011
May 2009 (Restricted – Tenda’s conversion)	499,920	—		—	May 2012
June 2009 (Standard SOP)	5,400,000	1,800,000	R$	8.39	June 2019
December 2009 (Restricted SOP) (2)	849,020	341,576	R$	0.01	December 2013
August 2010 (Restricted SOP) (2)	26,061	17,373	R$	0.01	August 2014
August 2010 (Standard SOP)	600,000	600,000	R$	12.10	August 2020
March 2011 (Restricted Type A)	377,950	183,845	R$	10.24	June 2012
March 2011 (Restricted Type B) (2)	882,050	882,050	R$	0.01	March 2015
July 2011 (Standard SOP)	8,590,000	8,590,000	R$	7.71	July 2021
July 2011 (Restricted Type A)	420,000	238,491	R$	7.71	July 2012
July 2011 (Restricted Type B) (2)	1,260,000	1,260,000	R$	0.01	July 2015

(1)	Exercise prices were adjusted according to the dividends paid and the IGP-M inflation index plus an annual interest rate from 3% to 6%, until 2010.

(2)  Options 100% unvested (Type B).

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, none of our shareholders held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.
Shareholders	Shares	(%)
Directors and officers(1)	2,457,315	0.6
Other shareholders	439,642,758	99.3
Treasury shares	599,486	0.1
Total	432,699,559	100.0

(1)
Does not include shares that may be purchased pursuant to outstanding stock option plans except for shares subject to options that are currently exercisable or exercisable within 60 days of the date of this annual report.

We had a total 278 record shareholders located in the United States, 158 of which hold shares traded at BM&FBOVESPA and 120 of which hold ADSs traded on the NYSE. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2011 and 2010 and 2009, we had current accounts receivable from related parties related to real estate ventures of R$84.2 million, R$75.2 million and R$7.2 million, respectively.

As of and for the years ended December 31, 2011, 2010 and 2009, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2011, we were a party to 4,799 civil actions, totaling R$732.8 million. Of these actions, we were the plaintiff in 221 actions and the defendant in approximately 4,578 actions, with aggregate amounts of R$14.5 million and R$718.3 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2011, the provisions related to civil claims include R$128.5 million related to lawsuits in which the Company is included as successor in enforcement actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff alleges that the Company should be liable for the debts of Cimob. Certain claims, amounting to R$6,6 million, are backed by guarantee insurance, in addition we have made judicial deposits amounting to R$74,8 million, in connection with the restriction of the usage of our bank accounts; and there is also a restriction on the use of our treasury stock in order to guarantee the enforcement. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision is on appeal, and cannot be predicted at present.

As of December 31, 2011, the provision for our civil claims amounted to R$114.2 million.

Environmental Claims

As of December 31, 2011, we were the defendants in certain environmental claims alleging harm in a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2011, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2011, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$90.6 million. As of December 31, 2011, the provision for tax liabilities amounted to R$15.9 million. In addition, we have deposited R$11.8 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as (1) probable in regard to the principal and interest, and (2) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency considered by our legal counsel as a probable loss totaled R$11.8 million and was recorded at December 31, 2010.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$10.7 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$6.9 million.

Labor Claims

As of December 31, 2011, we were a defendant in approximately 4,435 labor claims resulting from our ordinary course of business, of which approximately 81% were filed by outsourced workers and approximately 19% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2011, the total value involved in the labor claims filed against us was approximately R$100 million. As of December 31, 2011, the provision for labor claims amounted to R$39.7 million.

Arbitration

We are also involved in 2 arbitrations proceeding filed one of them by a partner seeking to discuss and terminate the partnership entered by the parties to develop a few real estate projects and the other one regarding enforceability of contractual clauses. There is no yet decision in neither case.

As of December 31, 2011, we have made no provisions for arbitration claims.

Other Developments

On June 14, 2012, we received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760). The subpoena requests that we produce all documents from January 1, 2010 to the present related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and it is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges.

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

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve. Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2011, there was no amount allocated to a legal reserve since it was absorpted by our loss for the year ended.

•
Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This investment reserve may not exceed 80% of our share capital. As of December 31, 2011, there was no amount allocated to a statutory reserve since it was absorpted by our loss for the year ended.

•
Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2011, there was no amount allocated to a contingency reserve.

•
Investment Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2011, there was no amount allocated to a investment reserve since it was absorpted by our loss for the year ended.

•
Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2011, there was no amount allocated to our retained earnings reserve.

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

As of December 31, 2011, there was no amount allocated to a capital reserve since it was absorpted by our loss from the year ended.

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

Payment of Dividends

We are required by Brazilian corporate law and our bylaws to hold an annual general shareholders’ meeting within the first four months following the end of each fiscal year, at which time, among other things, the shareholders have to decide on the allocation of the results from the preceding year and on the payment of dividends based on our financial results from the previous fiscal year.

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

Interest on Equity

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

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of tax favorable jurisdiction includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by an interpretation of Law No. 11,727.

The amount distributed to shareholders as interest attributable to equity, net of any withholding tax, may be included as part of the minimum mandatory dividend. In accordance with applicable law, we are required to pay to shareholders an amount sufficient to ensure that the net amount they receive in respect of interest attributable to shareholders’ equity, after payment of the applicable withholding tax, plus the amount of declared dividends, is at least equivalent to the amount of the minimum mandatory dividend. A shareholder has a three-year period from the date of the interest payment to claim interest attributable to equity, after which the aggregate amount of any unclaimed interest shall legally revert to us.

If a payment of interest on equity is recorded at net value as part of a mandatory dividend, we will pay the income tax on behalf of our shareholders at the time the payment is distributed. Otherwise, the income tax will be paid by the shareholders, subject to our obligation to retain and collect taxes on the payment.

History of Payment of Dividends and Interest on Equity

In 2008, we distributed dividends in the total amount of R$27.0 million, or R$0.21 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2007. In 2009, we distributed dividends in the total amount of R$26.1 million, or R$0.20 per share (without giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2008. In 2010, we distributed dividends in the total amount of R$50.7 million, or R$0.12 per share (after giving effect to the stock split of one existing share into two newly issued shares approved at our shareholders’ meeting on February 22, 2010), for fiscal year 2009. In 2011, we distributed dividends in the total amount of R$98.8 million, or R$0.2991 per share, for fiscal year 2010.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange (2)			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2007	40.50	23.10	418,005	35.61	22.50	897,085
December 31, 2008	46.50	5.41	930,018	38.26	6.86	1,238,592
December 31, 2009	36.60	7.33	830,509	31.27	8.69	2,077,590
December 31, 2010(3)	18.19	10.83	2,210,016	14.79	9.83	4,339,823
December 31, 2011	15.17	4.30	3,548,148	12.25	4.10	8,082,453
Quarter
First quarter 2010	16.36	12.73	2,138,173	14.25	11.60	3,659,472
Second quarter 2010	14.63	10.83	2,351,966	12.64	9.83	4,325,295
Third quarter 2010	15.99	12.14	2,025,664	13.65	10.80	4,376,050
Fourth quarter 2010	18.19	13.12	2,323,107	14.79	10.95	4,985,780

First quarter 2011	12.89	12.68	1,964,727	10.32	10.10	3,809,000
Second quarter 2011	15.17	11.82	2,452,749	12.25	9.62	5,117,548
Third quarter 2011	14.77	9.06	4,098,922	11.45	7.35	6,447,629
Fourth quarter 2011	10.13	5.32	3,671,459	8.19	4.93	11,172,193
First quarter 2012	6.52	4.64	3,705,616	5.39	4.20	13,832,655
Second quarter 2012	4.60	2.07	3,056,674	4.24	2.13	15,575,915

Month
October 2011	8.10	4.30	3,734,860	6.78	4.10	12,778,310
November 2011	8.10	5.32	3,209,770	6.78	4.93	10,676,770
December 2011	7.60	5.51	4,145,640	6.48	5.00	14,899,280
January 2012	6.43	4.30	4,164,537	5.76	4.10	12,759,805
February 2012	5.42	4.64	4,556,888	4.77	4.20	15,049,105
March 2012	6.52	5.55	4,411,835	5.39	4.78	17,895,100
April 2012	5.92	4.72	2,289,716	5.35	4.30	9,163,023
May 2012	4.60	3.68	2,687,706	4.24	3.54	9,512,460
June 2012	2.98	2.07	2,779,036	3.09	2.13	21,334,211

(1)	Average number of shares traded per day.

(2)	The ADSs started trading on the NYSE on March 16, 2007.

(3)
On February 22, 2010, our shareholders approved a stock split of our common shares giving effect to the split of one existing share into new issued shares, increasing the number of shares from 167,077,137 to 334,154,274.

In September 2007, we joined the BM&FBOVESPA Index, or “IBM&FBOVESPA,” the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BM&FBOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, trading in our shares increased to a daily average of R$37 million (or 9.5 million shares).

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the BM&FBOVESPA under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Trading on the BM&FBOVESPA

Trading on the São Paulo Stock Exchange is conducted every business day, from 10:00 a.m. to 5:00 p.m., or from 11:00 a.m. to 6:00 p.m. during daylight saving time in Brazil, on an electronic trading system called “Megabolsa.” Trading is also conducted between 5:45 p.m. and 7:00 p.m., or between 6:45 p.m. and 7:30 p.m. during daylight saving time in Brazil. The “after-market” trading is scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and trade through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$1.40 trillion as of March 31, 2012 and an average daily trading volume of US$3.5 billion for 2012. In comparison, the NYSE had a market capitalization of US$19.05 trillion as of March 31, 2012 and an average daily trading volume of approximately US$153,189.30 million for 2012. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Investment in Our Common Shares by Non-Residents of Brazil

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council (or “Resolution No. 2,689”), and CVM Instruction No. 325.

With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, futures or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market. See “Item 10. Additional Information—D. Exchange Controls.”

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

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006. In order to delist our shares from the Novo Mercado and since we currently do not have a controlling shareholder, the general shareholders’ meeting that decides upon the delisting shall appoint among those presents the person that, upon its express acceptance, must conduct a tender offer for the purchase of the shares of our capital stock outstanding in the market. See “—Delisting from the Novo Mercado.”  In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital, (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

The rules imposed by the Novo Mercado aim at providing transparency in relation to the activities and economic situation of the companies to the market, as well as more power to the minority shareholders in the management of the companies, among other rights. The main rules relating to the Novo Mercado, to which the company is subject, are summarized below.

According to CMN Resolution No. 3,792 of September 24, 2009, which governs the closed complementary social security entities’ investment policy (Entidades Fechadas de Previdência Complementar — EFPC), such pension funds may invest up to 70% of its variable income investment portfolio (in which are included corporate stakes) in publicly held companies listed in the Novo Mercado, which may, therefore, improve the development of this corporate governance segment, benefiting the companies listed therein, taking into account the immense financial equity held by such pension funds in Brazil.

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of BM&FBOVESPA shall keep its listed company register with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were recently revised and the new rules are in full force and effect since May 10, 2011. We have already adapted our bylaws to the new rules of the Novo Mercado within the scope of the amendment of our bylaws, as approved by the shareholders’ general meeting held on June 9, 2011.

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

Directors shall inform the company of any other board of directors, executive committee, fiscal council or any other office occupied by them in other companies or entities, which information will be sent by the company to BM&FBOVESPA pursuant to the terms established in the Listing Rules of the Novo Mercado.

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

The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. We provide such required information on a quarterly basis and voluntarily on a monthly basis. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to BM&FBOVESPA and to the market a Securities Negotiation Policy applicable to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation.

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

Policy for the Trading of Our Securities

On July 11, 2011, our board of directors approved the amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy passed on July 15, 2009, which establishes the following procedures regarding the policy for the trading of our securities:

•
the company and all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who have signed the compliance statement and became aware of information of a material transaction or event involving our company, are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or a possible buyback, also through private trading, carried out by us, provided that such buyback program. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

•
trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions; provided that the Individual Investment Program is filed with the investors relations officer at least 30 days in advance;

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

Rights of Common Shares

Each of our common shares entitles its holder to one vote at an annual or special shareholders’ general meeting. A holder of ADSs has the right under the deposit agreement to instruct the depositary to exercise the voting rights for the common shares represented by his/hers ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and the ADSs.”  Pursuant to our bylaws, Brazilian corporate law and the Novo Mercado rules, owners of common shares are entitled to dividends, or other distributions made in respect of common shares, in proportion to their ownership of outstanding shares. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy” and “Item 9. The Offer and Listing—C. Markets— Investment in Our Common Shares by Non-Residents of Brazil” for a more complete description of payment of dividends and other distributions on our common shares. In addition, upon our liquidation, holders of our shares are entitled to share all our remaining assets, after payment of all our liabilities, ratably in accordance with their respective participation in the total amount of our issued and outstanding shares. Holders of our common shares are entitled to participate on a pro rata basis in future capital calls by our company except in some specific circumstances under Brazilian law, as described in “—Preemptive Rights.” Our common shares have tag along rights, which enable their holders to, upon the sale of a controlling interest in us, receive 100% of the price paid per common share of the controlling block by a single or series of transaction.

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

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of the 30-day period if the redemption of shares of absent, dissenting or non-voting shareholders would jeopardize our financial stability. If shareholders exercise withdrawal rights, they are entitled to receive the economic value of the company’s shares, as determined by a valuation report issued by a specialized firm. If the resolution giving rise to the appraisal rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

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

Registration of Shares

Our shares are held in book-entry form with Itaú Unibanco Corretora S.A., which will act as the custodian agent for our shares. Transfer of our shares will be carried out by means of book entry by Itaú Unibanco S.A., debiting the share account of the seller and crediting the share account of the buyer, with the presentation of a written order of the transferor or a judicial authorization or order to effect such transfers.

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

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

•	amendment of our bylaws, including amendment of our corporate purpose;

•	election and dismissal, at any time, of our directors and members of our fiscal council;

•	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation;

•	approval of stock splits and reverse stock splits;

•	approval of a stock option plan;

•	approval of the company’s financial statements;

•	resolution upon the destination of our net profits and distribution of dividends;

•	election of the fiscal council to function in the event of our dissolution;

•	cancellation of our registration with the CVM as a publicly-held company;

•	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

•	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

•	approval of our transformation into a limited liability company or any other corporate form;

•	delisting of our common shares from the Novo Mercado;

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

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights”;

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law; and

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Appraisal Rights.”

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

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which, in our case is O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, upon the request of any shareholder, the CVM may require that the first notice be published 30 days in advance of the meeting if the meeting relates to complex transactions and, accordingly, shareholders need more time to be familiarized with and analyze such transactions. In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings. CVM Regulation No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil. Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur, which, in any case, shall never be held outside the city where the company’s headquarters are located.

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

•
shareholders holding at least 5% of voting share capital or 5% of non-voting share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•
our fiscal council (if installed), in the event our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

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

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council relating to or arising from the Listing Agreement on the Novo Mercado, Listing Rules, our bylaws, Brazilian corporate law, the rules published by the CMN, the Central Bank, the CVM, any shareholders’ agreement filed at our headquarters, and other rules applicable to the Brazilian capital markets in general, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the BM&FBOVESPA. For arbitration procedures started prior to October 25, 2011, the parties are able to consensually agree to use another arbitration chamber or center to resolve their disputes under ad hoc arbitration procedures.

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

The valuation report must be prepared by a specialized and independent firm of recognized experience chosen by the shareholders representing the majority of the outstanding shares present at the relevant shareholders’ meeting (excluding, for such purposes, shares held by the controlling shareholder, if any, by the members of the board of directors and officers appointed, directly or indirectly, by the controlling shareholder, if any, treasury shares, as well as abstentions) from a list of three institutions presented by our board of directors. All the expenses and costs incurred in connection with the preparation of the valuation report must be paid for by the person making the tender offer.

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

A tender offer as a result of an acquisition of a 30% equity stake is not mandatory in any of the following cases: (1) if we have a controlling shareholder with more than 50% of our shares; (2) if a 30% equity stake is obtained as a result of purchases made under another public tender offer for the acquisition of our shares by their economic value, made in accordance with the Novo Mercado Listing Rules or with the applicable law; provided that the offer was made for all shares of the company and at least the minimum price has been paid; (3) if a 30% equity stake is obtained involuntarily as a result of a corporate reorganizations, cancellation of shares in treasury, share redemption, capital reduction, or of a subscription of shares made under a primary public offer for distribution of our shares where the preemptive rights were not exercised by all shareholders who had it or which did not have as subscribers as expected; or (4) in the case of a sale of a controlling stake, which is subject to the rules described above for such case.

Purchases by us of our own Shares

Our bylaws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares for purposes of maintaining the acquired shares in treasury or of cancelling them may not, among other things:

•	result in the reduction of our share capital;

•	require the use of resources greater than our profit reserves and other available reserves, as provided in our financial statements;

•	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

•	involve any unfair practice;

•	be used for the acquisition of unpaid shares or shares held by our controlling shareholders; or

•	when a public offer for acquisition of the shares of the company is being made.

We may not keep in treasury more than 10% of our outstanding common shares, including the shares held by our subsidiaries and affiliates.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if previously approved by the CVM. Moreover, we may acquire or issue put or call options related to our shares upon prior approval of the quotaholders.

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

•	disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case); and

•
disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), as well as their respective spouses or dependents, as per their income tax statements, as the case may be.

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

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5% or more of our shares, must provide to us, and we shall transmit such information to the CVM and the BM&FBOVESPA the following information:

•	the name and qualification of the person providing the information;

•	reason and purpose for the acquisition; and

•
reason and purpose for the acquisition and amount of securities to be acquired, including, as the case may be, a representation of the acquirer stating that the acquisition does not aim at modifying the management or the controlling structure of the company;

•
amount of shares, subscription bonuses, as well as other share subscription rights and call options, by type and/or class, already owned, directly or indirectly, by the acquirer or any person related with the acquirer;

•
amount of debentures convertible in shares, already owned, directly or indirectly, by the acquirer or person related to the acquirer, displaying the amount of shares object of the possible conversion by type and class; and information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

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

On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares, by means of a merger of the totality of shares issued by Shertis Empreendimentos e Participações S.A. or “Shertis”, which main asset are shares representing 20% of Alphaville’s shares, in the total amount of R$126.5 million. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis. In addition, by the second semester of 2012, we will acquire the remaining 20% of Alphaville’s shares through the issuance of an estimated 70,251,551 common shares. The numbers of shares that will be issued to settle this transaction is under negotiation.

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

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity agreements for tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Each Non-Resident Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to income withholding tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income withholding tax at varying rates, according to the tax legislation applicable to each corresponding year. We generally expect to pay dividends from profits generated after January 1, 1996.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, to the extent the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•
50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to income withholding tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a “tax favourable jurisdiction.”  The definition of a “tax favorable jurisdiction” includes countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) where local laws do not allow access to information related to shareholder composition, ownership of investments or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. Please refer to “—Discussion on Low or Nil Tax Jurisdictions” below for a discussion that such concept may be broadened by an interpretation of Law No. 11,727/08. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, enacted on December 29, 2003, the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gain taxes in Brazil.

With respect to the disposition of common shares, which are treated as assets located in Brazil, the Non-Resident Holder will be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, although the matter is not entirely clear, it is reasonable to argue that ADSs do not constitute assets located in Brazil for the purposes of Article 26 of Law No. 10,833 and, therefore, that the gains realized by a Non-Resident Holder on the disposition of ADSs to another Non-Resident Holder should not be taxed in Brazil. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. Accordingly, gains on a disposition of ADSs by a Non-Resident Holder may be subject to income tax in Brazil in the event that courts determine that ADSs constitute assets located in Brazil. For more information, please refer to “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

As a general rule, gains realized as a result of a disposition or sale transaction of common shares (or ADSs should they be deemed to be “assets located in Brazil”) are the positive difference between the amount realized on the sale or exchange of the securities and their acquisition cost.

Under Brazilian law, however, income tax rules on such gains can vary, depending on the domicile of the Non-Resident Holder, the type of registration of the investment by the Non-Resident Holder with the Central Bank and how the disposition is carried out, as described below.

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when assessed by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a country that does not tax income or that taxes it at a maximum rate of 20% (“Low or Nil Tax Jurisdiction”); or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains recognized by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset the eventual income tax due on the capital gain.

Any other gains recognized on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder residing in a Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholders composition of legal entities, to their ownership or to the identity of the ultimate beneficiary of the income attributed to non-residents. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares (or ADSs, should they be deemed as “assets located in Brazil”) or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to the common shares (or ADSs, should they be deemed as “assets located in Brazil”) will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for the underlying common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank.

The deposit of common shares by Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 2,689 Holder and is not a resident in a tax favorable jurisdiction.

There can be no assurance that the current favorable treatment of 2,689 Holders will continue in the future.

Discussion on Low or Nil Tax Jurisdictions

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regimes,” which went into effect on January 1, 2009. In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the new concept of privileged tax regimes should be applied solely for purposes of transfer pricing rules in export and import transactions for the definition of the applicable rate of withholding income tax on the remittance of specific items of income and for certain other Brazilian tax purposes without relevance for an investment of a Non-Resident Holder in our common shares or ADSs. Although we are of the opinion that the concept of privileged tax regimes should not affect the tax treatment of a Non-Resident Holder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regimes” will extend such concept to the tax treatment of a Non-Resident Holder described above.

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

If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding common shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of common shares or ADSs.

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

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the district of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The summary of U.S. federal income tax consequences set out below is intended for general informational purposes only. You should consult your advisers with respect to the particular tax consequences to you of owning or disposing of common shares or ADSs, including the applicability and effect of state, local, non-U.S. and other tax laws and the possibility of changes in tax laws.

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

Please consult your tax adviser concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on ADSs or common shares other than certain pro rata distributions of ordinary shares will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will be reported to you as dividends.

Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2013, are taxable at favorable rates, up to a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where the ADSs are traded. You should consult your tax adviser to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you have held the common shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the common shares or ADSs disposed of, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. You should consult your tax adviser as to whether the Brazilian tax on gains would be creditable against your U.S. federal income tax on foreign-source income from other sources.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2011 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs. Pursuant to legislation enacted in 2010, if the Company were to be treated as a PFIC in any taxable year, during which you held our common shares or ADSs, you may be required to file an annual report with the Internal Revenue Service containing such information as the Treasury Department may require to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs). You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

We furnish to Citibank, N.A., as depositary, copies of all reports we are required to file with the SEC under the Securities Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with Brazilian GAAP and include a reconciliation to US GAAP. In addition, we are required under the deposit agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of shareholders and other reports and communications that are generally made available to shareholders. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2011.

	As of December 31, 2011
	Expected Maturity Date
	Total	2012	2013	2014	2015 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in millions of R$)
Liabilities:
Loans, financing and debentures:
Debentures	1,899.2	1,899.2	—	—	—	CDI IPCA	1,907.5
Average interest rate	11.33%	11.33%	—	—	—		—
Loans and financing (working capital)	1,172.0	668.3	58.9	171.6	273.2	CDI	1,176.4
Average interest rate	12.73%	11.88%	12.32%	12.59%	12.76%		—
Loans and financing — SFH	684.6	467.2	156.4	51.1	9.9	TR	684.5
Average interest rate	11.64%	10.81%	11.24%	11.51%	11.67%		—
Total loans, financing and debentures	3,755.8	3,034.7	215.3	222.7	283.1		3,768.5
Obligation to venture partner	473.2	219.8	233.8	19.6	—	CDI	946.4
Real estate development obligations(2)	3,327.6	2,147.0	985.0	193.0	2.6	INCC	3,327.5
Obligations for purchase of land	489.1	312.0	151.6	19.4	6.2	INCC	489.1
Total	8,045.7	5,713.5	1,585.7	454.7	291.8		8,531.5
Assets:
Cash and cash equivalents	137.6	137.6	—	—	—		137.6
Marketable securities (current and non-current)	846.1	846.1	—	—	—		846.1
Receivables from clients	4,826.4	3,962.6	545.9	208.8	109.2	INCC and IGPM	4,826.4
Receivables from clients (2)	4,686.2	—	2,675.0	1,209.6	801.6	INCC and IGPM	4,686.2
Total client receivables	9,512.6	3,962.6	3,220.9	1,418.4	910.8		9,512.6
Total	10,496.4	4,946.3	3,220.9	1,418.4	910.8		10,496.3

(1)
See notes 10 and 11 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2011, the annualized index was 10.64% for CDI, 0.6887% for TR, 7.5683% for INCC and 11.3220% for IGPM.

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

Foreign Exchange Rate

During 2011, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2011, we had no debt in foreign currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.	American Depositary Shares

Depositary Fees

We and the holders and beneficial owners of our ADSs and the person depositing our common shares or surrendering ADSs for cancellation are responsible for the following fees of the depositary:

Service	Rate	Paid By
Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing our common shares or person receiving ADSs.
Delivery of common shares deposited under our deposit agreement against surrender of ADSs.	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person surrendering ADSs for purpose of withdrawal of common shares deposited under our deposit agreement or person to whom common shares deposited under our deposit agreement are delivered.
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e. spin-off shares).	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Depositary services	Up to US$4.00 per 100 ADSs (or fraction thereof) held.	Person holding ADSs on applicable record date(s) established by the depositary.
Transfer of ADRs	US$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

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

Direct and Indirect Payments

Citibank N.A., as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2011, we received from the depositary of our ADSs US$2.6 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials, (3) consulting and other services related to investor relations and (4) expenses related to the offering of our common shares in 2011.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We carry out an evaluation under the supervision of, and with participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in the United States Exchange Act Rule 13a-15e, as of December 31, 2011. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circunvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2011, and that the design and operations of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described in the item (b) below.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

(c) Remediation of Material Weaknesses in Internal Controls over Financial Reporting

At December 31, 2011 material weaknesses in internal control over financial reporting have been reported. While the Company recognizes that significant improvements are required to be made in its internal controls over financial reporting, not all such remediation has occurred, nor has also such remediation been planned, to date.   In order to remedy the material weaknesses related to our internal controls over financial reporting, we primarily plan on improving communications and training with the business areas of the Company. In order to remedy the material weakness regarding the preparation of our Brazilian GAAP and US GAAP financial statements and disclosures, we are re-assessing the need to hire further accounting staff with specialized knowledge. Further remediation efforts are also anticipated, although not all have been planned in detail to date. As part of our ongoing assessment of internal control over financial reporting, our management will conduct sufficient testing and evaluation of the controls to be implemented as part of the remediation plan to evaluate the status of their design and operation. Certain weaknesses identified herein remain unremediated as of this date in 2012.

(d) Changes in Internal Control over Financial Reporting

In our Form 20-F/A#2 for the year ended December 31, 2009, we reported material  weaknesses in internal accounting controls under Item 15(b) as follows:

•	The Company’s US GAAP conversion process in respect to revenue recognition, cash and cash equivalents classification and presentation, and consolidated statements of cash flows; and

•	The Company’s US GAAP redeemable non-controlling interest presentation, business combination accounting and deferred income taxes.

These material weakness noted in U.S. GAAP accounting are attributable, in part, to insufficient resources with adequate knowledge of US GAAP and SEC financial reporting matters.

Included in our management’s annual report on internal control over financial reporting on page F-2, as of December 31, 2010, we reported the following material weaknesses in internal accounting control:

•	revenue recognition under US GAAP;

•	cash equivalents under US GAAP;

•	business combination accounting including noncontrolling interest under US GAAP;

•	budgets of the costs of works in progress under Brazilian and US GAAP;

•	income taxes under Brazilian and US GAAP; and

•	financial statement closing process under Brazilian and US GAAP.

There were no additional changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2011.

(e) Attestation Report of the Registered Public Accounting Firm

For the report of Ernst & Young Terco Auditores Independentes, our independent registered public accounting firm, dated July 5, 2012, on the effectiveness of the internal control over financial reporting as of December 31, 2011, see “Item 18. Financial Statements.”

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

The Audit Committee convened 9 times in 2011. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

On July 10, 2007, we adopted a Code of Business Conduct and Ethics that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. The objective of this code is (1) to reduce the subjectivity of personal interpretations of ethical principles; (2) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which we operate; and (3) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior. Our Code of Business Conduct and Ethics is filed as an exhibit to this annual report and is available, free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

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

The following table describes the total amount billed to us by and Ernst & Young Terco Auditores Independentes S.S. for services performed in 2011 and 2010 and the remuneration for these services in each period, respectively.

	2011	2010
	(in thousands of reais)
Audit fees (1)	4,295	6,097
Audit related fees (2)	—	288
Tax fees (3)	—	—
Total	4,295	6,385

(1)
“Audit fees” are the aggregate fees billed by Ernst & Young Terco Auditores Independentes S.S. for the audit of our consolidated and annual financial statements including audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)
“Audit-related fees” are fees billed by Ernst & Young Terco Auditores Independentes S.S. for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements in 2010 were principally related to an assessment and recommendation for improvements in internal control over financial reporting and due diligence related to mergers and acquisitions.

(3)	There were no “Tax fees” billed by Ernst & Young Terco during either of 2011 or 2010.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18, in lieu of reporting to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1.
Bylaws of Gafisa S.A., as amended (English), which is incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on July 5, 2012.

2.1.
Deposit Agreement, date March 21, 2007, among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, which is incorporated by reference to our registration statement on Form F-6 filed with the Securities and Exchange Commission on February 22, 2007.

4.1.
Merger of shares agreement dated November 6, 2009 between Gafisa S.A. and Construtora Tenda S.A., which is incorporated by reference to our registration statement on Form F-4 filed with the Securities and Exchange Commission on November 13, 2009.

8.1.	List of Subsidiaries*

11.1.	Code of Business Conduct and Ethics (English), which is incorporated by reference to our annual report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2008.

12.1.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

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

INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements:

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”), along with a reconciliation of net income and equity from Brazilian GAAP to accounting principles generally accepted in the United States of America (“US GAAP”) Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Brazilian GAAP, along with a reconciliation of net income and equity from Brazilian GAAP to US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework”. Based on this assessment, our management concluded that, as of December 31, 2011, our internal control over financial reporting was not effective because there were material weaknesses in our internal controls.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. Based on the evaluation described above, our management has identified the following material weaknesses in our internal control over financial reporting as of December 31, 2011:

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

Business Combination under U.S. GAAP

We did not design effective controls over business combination accounting for goodwill and related income taxes and noncontrolling interest in accordance with application of U. S. GAAP. The internal controls were not effectively designed to meet the appropriate accounting policy for the measurement and classification of goodwill and related income taxes and noncontrolling interest as temporary equity - “Mezzanine” and its impact on earnings per share calculation.

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

As of the date of the filling of this report, our management, including our CEO and CFO and the Audit Committee,  have established a plan of action to address the material weaknesses in our internal control over financial reporting.

São Paulo, Brazil July 5, 2012

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S. A.

We have audited the accompanying consolidated balance sheets of Gafisa S. A. as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in equity, cash flows and value added for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gafisa S. A. at December 31, 2011 and 2010 and the results of its operations, its cash flows and its value added for the years then ended in conformity with accounting practices adopted in Brazil which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 29 to the consolidated financial statements).

As described in Note 2.1.3, the Company has restated its 2010 consolidated financial statements as previously filed with the Brazilian Securities Commission (“CVM”) on March 24, 2011 and those furnished as unaudited on Form 6-K with us U.S. Securities and Exchange Commission, filed on January 17, 2012, to reflect corrections or errors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gafisa S. A.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 5, 2012, expressed an opinion that Gafisa S.A. did not maintain effective internal control over financial reporting.

São Paulo, Brazil

July 5, 2012

/s/ ERNST & YOUNG TERCO

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.

Daniel G. Maranhão Jr.
Accountant CRC-1SP215856/O-5

To the Board of Directors and Shareholders
Gafisa S.A.

In our opinion, based on our audit the accompanying consolidated balance sheet and the related consolidated statements of income, of shareholders’ equity, of cash flows and of value added present fairly, in all material respects, the financial position of Gafisa S.A. and its subsidiaries (the Company) at December 31, 2009, and the results of their operations, their cash flows and the value added to their operations for the year ended December 31, 2009  in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements of the Company in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

São Paulo, Brazil July 5, 2012

/s/ PricewaterhouseCoopers PricewaterhouseCoopers	/s/ Wander Rodrigues Teles Wander Rodrigues Teles
Auditores Independentes	Contador CRC 1DF005919/O-3 "S" SP
CRC 2SP000160/O-5

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S.A.

We have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gafisa S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

•
Lack of effective designed controls over business combination accounting for goodwill and related income taxes and noncontrolling interest in accordance with application of U. S. GAAP. The internal controls were not effectively designed to meet the appropriate accounting policy for the measurement and classification of goodwill and related income taxes and noncontrolling interest as temporary equity  (“mezzanine”) and its impact on earnings per share calculation;

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gafisa S.A. as of December 31, 2011, and the related consolidated statements of operations, changes in equity, cash flows and value added for the year then ended. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2011 consolidated financial statements, and this report does not affect our report dated July 5, 2012, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Gafisa S.A. has not maintained effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

São Paulo, Brazil

July 5, 2012

/s/ ERNST & YOUNG TERCO

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.

Daniel G. Maranhão Jr.
Accountant CRC-1SP215856/O-5

Gafisa S.A.

Consolidated balance sheet
December 31, 2011
(In thousands of Brazilian Reais)

	Notes	2011	2010	2009
			(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	4.1	137,598	256,382	292,940
Short-term investments	4.2	846,062	944,766	1,131,113
Trade accounts receivable	5	3,962,574	3,704,709	2,252,474
Properties for sale	6	2,049,084	1,707,892	1,371,672
Other accounts receivable and other	7	60,378	103,109	101,569
Receivables from related parties	20.1	84,207	75,196	7,222
Land available for sale	8	93,188	-	-
Derivative financial instruments	19.i.b	7,735	-	-
Prepaid expenses and other	-	73,532	21,216	18,766
Total current assets		7,314,358	6,813,270	5,175,756

Non-current assets
Trade accounts receivable	5	863,874	1,247,265	1,524,172
Properties for sale	6	798,206	498,180	376,785
Other accounts receivable and other	7	143,850	120,107	100,202
Receivables from related parties	20.1	104,059	71,163	17,344
		1,909,989	1,936,715	2,018,503

Property and equipment		52,793	68,977	56,476
Intangible assets	9	229,484	221,829	204,686
		282,277	290,806	261,162

Total non-current assets		2,192,266	2,227,521	2,279,665

Total assets		9,506,624	9,040,791	7,455,421

	Notes	2011	2010	2009
			(restated)	(restated)
Liabilities
Current liabilities
Loans and financing	10	843,283	797,903	678,312
Loans and financing – reclassified as current due to default	10	292,260	-	-
Debentures	11	303,239	26,532	122,377
Debentures – reclassified as current due to default	11	1,595,961	-	-
Payable for purchase of properties and advances from customers	16	610,555	420,199	475,409
Payables for materials and service suppliers	-	135,720	190,461	194,331
Income tax and social contribution payable	-	13,739	11,343	7,192
Other tax payable	-	236,839	219,545	170,200
Salaries, payroll charges and profit sharing	-	75,002	72,155	61,320
Declared dividends	17.2	11,774	102,767	54,279
Provision for legal claims	15	34,875	14,155	11,266
Obligations assumed on the assignment of receivables	12	70,745	88,442	122,360
Payables to venture partners	13	219,796	24,264	11,004
Other payables and provisions	14	274,214	37,167	72,293
Payables to related parties	20.1	97,937	-	-
Total current liabilities		4,815,939	2,004,933	1,980,343

Non-current liabilities
Loans and financing	10	721,067	612,275	525,443
Debentures	11	-	1,853,399	1,796,000
Payables for purchase of properties and advances from customers	16	177,135	177,860	146,401
Deferred income tax and social contribution	18.ii	83,002	13,847	3,553
Provision for legal claims	15	134,914	124,537	110,073
Obligations assumed on the assignment of receivables	12	431,226	-	-
Payables to venture partners	13	253,390	380,000	300,000
Other payables and provisions	14	142,857	241,768	209,427
Total non-current liabilities		1,943,591	3,403,686	3,090,897

Equity
Capital	17.1	2,734,157	2,729,198	1,627,275
Treasury shares	17.1	(1,731)	(1,731)	(1,731)
Capital reserves	17.3	18,066	295,879	318,439
Reserves of income	17.3	-	547,404	381,651
Accumulated losses	17.2	(102,019)	-	-
		2,648,473	3,570,750	2,325,634
Noncontrolling interest		98,621	61,422	58,547
Total equity		2,747,094	3,632,172	2,384,181

Total liabilities and equity		9,506,624	9,040,791	7,455,421

See accompanying notes.

Gafisa S.A.

Consolidated statement of operations
Year ended December 31, 2011
(In thousands of Brazilian Reais, except if stated otherwise)

	Notes		2011	2010	2009
				(restated)	(restated)

Net operating revenue	21		2,940,506	3,403,050	3,036,357

Operating costs
Real estate development and sales of properties	22		(2,678,338)	(2,460,918)	(2,143,762)

Gross profit			262,168	942,132	892,595

Operating (expenses) income
Selling expenses	22		(393,181)	(266,660)	(240,632)
General and administrative expenses	22		(251,458)	(236,754)	(233,129)
Depreciation and amortization	-		(83,428)	(33.816)	(34,170)
Provision for legal claims and commitments	15		(57,902)	(36,655)	(85,784)
Other income (expenses), net			23,362	24,482	(7,100)
Provision for impairment of non-financial assets	6, 8 and 9		(102,485)	-	-

Income (loss) before financial income and expenses and income and social contribution taxes			(602,924)	392,729	291,780

Financial expenses	23		(252,876)	(210,202)	(240,572)
Financial income	23		92,973	128,085	129,566

Income (loss) before income and social contribution taxes			(762,827)	310,612	180,774

Current income taxes and social contribution taxes	18.	i	(73,207)	(11,834)	(20,147)
Deferred income tax and social contribution taxes	18.	i	(69,155)	(10,294)	(17,665)
Total income and social contribution taxes	18.	i	(142,362)	(22,128)	(37,812)

Net income (loss) for the year			(905,189)	288,484	142,962
Attributable to:
Owners of Gafisa S.A			(944,868)	264,565	101,740
Noncontrolling interests			39,679	23,919	41,222

Weighted average number of shares (in thousands)	17, 26 and 2.1.3		431,586	412,434	267,174

Basic earnings (loss) per thousand weighted average number of shares - R$	26 and 2.1.3		(2.1893)	0.6415	0.3808
Diluted earnings (loss) per thousand weighted average number of shares - R$	26 and 2.1.3		(2.1893)	0.6109	0.3242

All amounts relate to continuing operations. There are no items of other comprehensive income (loss) in the year.

See accompanying notes.

 Gafisa S.A.

Consolidated statement of changes in equity
Year ended December 31, 2011
(In thousands of Brazilian Reais)

		Attributable to the equity holders
					Income reserves
	Note	Capital	Treasury shares	Capital reserves and options granted	Legal reserve	Statutory reserve	Reserve for future investments	Retained earnings	Total - company	Noncontrolling interest	Total consolidated

Balances at December 31, 2008		1,229,517	(18,050)	182,125	21,081	159,213	38,533	-	1,612,419	-	1,612,419
First-time adoption of Brazilian CPCs	2.1.3	-	-	-	-	-	-	111,800	111,800	471,402	583,202
Balances at January 1, 2009		1,229,517	(18,050)	182,125	21,081	159,213	38,533	111,800	1,724,219	471,402	2,195,621

Transactions with owners:
Capital increase
- Exercise of stock options	17.1	9,736	-	-	-	-	-	-	9,736	-	9,736
- Acquisition of Tenda shares	17.1	388,022	-	60,822	-	-	-	-	448,844	(450,468)	(1,624)
Sale of treasury shares		-	16,319	65,727	-	-	-	-	82,046	-	82,046
Stock option plan	17.3	-	-	9,765	-	-	-	-	9,765	154	9,919
Minimum mandatory dividends	17.2	-	-	-	-	-	-	(50,716)	(50,716)	(3,763)	(54,479)
Reserves:
Transfer to legal reserve	17.2	-	-	-	10,677	-	-	(10,677)	-	-	-
Transfer to statutory reserve	17.2	-	-	-	-	152,147	-	(152,147)	-	-	-
Comprehensive income:
Net income for the year		-	-	-	-	-	-	101,740	101,740	41,222	142,962

Balances at December 31, 2009 (restated)		1,627,275	(1,731)	318,439	31,758	311,360	38,533	-	2,325,634	58,547	2,384,181
Transactions with owners:
Capital increase
- Public offering of shares	17.1	1,063,750	-	-	-	-	-	-	1,063,750	-	1,063,750
- Exercise of stock option	17.1	17,891	-	-	-	-	-	-	17,891	-	17,891
- Merger of Shertis shares	17.1	20,282	-	1,620	-	-	-	-	21,902	(24,080)	(2,178)
- Gain on capital increase on subsidiary	17.1	-	-	-	-	-	-	-	-	7,133	7,133
Expenses for public offering of shares, net of taxes	17.1	-	-	(33,271)	-	-	-	-	(33,271)	-	(33,271)
Stock option plan	17.3	-	-	9,091	-	-	-	-	9,091	194	9,285
Purchase of treasury shares		-	-	-	-	-	-	-	-	(171)	(171)
Minimum mandatory dividends	17.2	-	-	-	-	-	-	(98,812)	(98,812)	(4,120)	(102,932)
Reserves:
Transfer to legal reserve (restated)		-	-	-	13,228	-	-	(13,228)	-	-	-
Transfer to statutory reserve (restated)	17.2	-	-	-	-	152,525	-	(152,525)	-	-	-
Comprehensive income:
Net income for the year (restated)		-	-	-	-	-	-	264,565	264,565	23,919	288,484

Balances at December 31, 2010 (restated)		2,729,198	(1,731)	295,879	44,986	463,885	38,533	-	3,570,750	61,422	3,632,172
Transactions with owners:
Capital increase	17.1	4,959	-	-	-	-	-	-	4,959	-	4,959
Stock option plan	17.1	-	-	17,632	-	-	-	-	17,632	328	17,960
Non controlling interest of the SPEs of subsidiaries		-	-	-	-	-	-	-	-	4,846	4,846
Declared dividends		-	-	-	-	-	-	-	-	(7,654)	(7,654)
Comprehensive loss:
Loss for the year		-	-	-	-	-	-	(944,868)	(944,868)	39,679	(905,189)
Absorption of loss the year income and capital reserves	17.2	-	-	(295,445)	(44,986)	(463,885)	(38,553)	842,849	-	-	-

Balances at December 31,2011		2,734,157	(1,731)	18,066	-	-	-	(102,019)	2,648,473	98,621	2,747,094

See accompanying notes.

Gafisa S.A.

Consolidated statement of cash flows
Year ended December 31, 2011
(In thousands of Brazilian Reais)

	2011	2010	2009
		(restated)	(restated)
Operating activities
Income (loss) before income and social contribution taxes	(762,827)	310,612	180,774
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization	83,428	33,816	33,184
Stock option expenses (Note 22)	19,272	12,924	14,427
Unrealized interests and charges, net	111,151	217,626	171,326
Increase in provision for warranty (Note 14)	14,690	14,869	7,908
Increase in provision for legal claims and commitments (Note 15)	57,902	36,655	85,784
Increase in provision for profit sharing (Note 22)	17,196	36,612	28,237
Allowance for doubtful accounts and cancelled contracts (Note 5.i)	67,056	9,904	12,852
Provision for realization of non-financial assets:
Properties for sale	50,049	-	-
Land available for sale (Note 8)	42,006	-	-
Intangible assets (Note 9)	10,430	-	-
Derivatives financial instruments (Note 21)	(7,735)	-	46,710
Provision or penalties due to delay in construction works (Note14)	51,211	-	-
Write-off of property and equipment, net (Notes 10 and 11)	9,579	-	5,251

Decrease (increase) in operating assets
Trade accounts receivable	58,470	(1,185,232)	(1,670,950)
Properties for sale	(826,461)	(457,615)	280,519
Other accounts receivable	(27,682)	(133,689)	33,097
Prepaid expenses	(52,317)	(2,450)	15,133

Increase (decrease) in operating liabilities
Obligations for purchase of land and advances from customers	189,631	(23,751)	(38,881)
Taxes and contributions	19,690	113,517	25,010
Materials and service suppliers	(54,741)	(3,870)	81,431
Salaries, payable charges and bonus payable	(14,348)	(85,800)	3,390
Other obligations	90,275	131,061	22,176
Transactions with related parties	88,925	(67,974)	52,789
Income tax and social contribution paid	(54,288)	(36,858)	(20,147)

Cash and cash equivalents used in operating activities	(819,438)	(1,079,643)	(629,980)

Investing activities

Purchase of property and equipment and intangible assets (Notes 10 and 11)	(94,908)	(63,460)	(45,109)
Purchase of short-term investments	(2,396,624)	(1,871,140)	(1,731,411)
Redemption of short-term investments	2,495,328	2,057,488	1,014,356
Cash and cash equivalents from (used in) investing activities	3,796	122,888	(762,164)

Gafisa S.A.

Consolidated statement of cash flows--Continued
Year ended December 31, 2011
(In thousands of Brazilian Reais)

	Consolidated
	2011	2010	2009
		(restated)	(restated)
Financing activities
Capital increase (Note 17.1)	4,959	1,101,923	9,736
Expenses for public offering	-	(50,410)	-
Sale of treasury shares	-	-	82,045
Redeemable shares of Credit Rights Investment Fund (FIDC)	(15,120)	(23,238)	41,308
Increase in loans and financing	1,009,716	1,138,232	2,259,663
Payment of loans and financing – principal	(380,557)	(1,034,744)	(743,073)
Payment of loans and financing – interests	(274,608)	(153,137)	(164,617)
Obligation assumed on the assignment of receivables, net	415,244	(33,918)	70,176
Payables to venture partners	68,922	80,000	-
Dividends paid	(98,812)	(50,692)	(61,597)
Loan transactions with related parties	(32,896)	(53,819)	-
Cash and cash equivalents from financing activities	696,848	920,197	1,493,641

Net increase (decrease) in cash and cash equivalents	(118,784)	(36,558)	101,497

Cash and cash equivalents
At the beginning of the year	256,382	292,940	191,443
At the end of the year	137,598	256,382	292,940

Net increase (decrease) in cash and cash equivalents	(118,784)	(36,558)	101,497

See accompanying notes.

Gafisa S.A.

Statements of value added
Year ended December 31, 2011
(In thousands of Brazilian Reais)

	2011	2010	2009
		(restated)	(restated)

Revenues	3,169,492	3,849,326	3,144,880
Real estate development, sale and services	3,236,548	3,859,230	3,144,880
Allowance for doubtful accounts	(67,056)	(9,904)	-
Inputs acquired from third parties (including ICMS and IPI)	(3,088,354)	(2,777,002)	(2,366,310)
Operating costs - Real estate development and sales	(2,514,761)	(2,495,560)	(2,071,426)
Materials, energy, outsourced labor and other	(573,593)	(281,442)	(294,884)

Gross added value	81,138	1,072,324	778,570

Depreciation and amortization	(83,428)	(33,816)	(34,170)

Net added value produced (used) by the Company	(2,290)	1,038,508	744,400

Added value received on transfer
Financial income, net	92,973	128,085	129,566

Total added value to be distributed	90,683	1,166,593	873,966

Added value distribution	90,683	1,166,593	873,966
Personnel and payroll charges	179,676	314,910	291,872
Taxes and contributions	439,418	237,920	184,168
Interest and rents	416,457	349,197	296,186
Dividends	-	102,767	54,479
Retained earnings (deficit absorbed)	(944,868)	161,799	47,261

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

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

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of the total Tenda´s shares outstanding. In connection with this acquisition, Tenda became a wholly-owned subsidiary of Gafisa, and its shareholders received shares of Gafisa in exchange for their shares of Tenda at the ratio of 0.205 shares of Gafisa to one share of Tenda, as negotiated between Gafisa and the Independent Committee of Tenda, both parties having been advised by independent expert companies. In view of the exchange ratio, 32,889,563 common shares were issued by Gafisa for the total issue price of R$448,844 (Note 2.1.1).

On February 22, 2010, the split of our common shares was approved in the ratio of one existing share to two newly-issued shares, thus increasing the number of shares from 167,077,137 to 334,154,274. In March 2010, the Company completed an initial public offering of common shares, resulting in a capital increase of R$1,063,750 with the issue of 85,100,000 common shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 17.1), with a related cost of transactions, net of taxes effects, amounted R$33,271.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations (continued)

In May 2010, the Company approved the acquisition of the total amount of shares issued by Shertis Empreendimentos e Participações S.A., whose main asset comprises 20% of the capital stock of Alphaville Urbanismo S.A. (AUSA). The acquisition of shares has the purpose of making viable the implementation of the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis. (Note 17.1).

At the end of 2011, as part of management’s review of the Company’s operations and controls, the Company recorded adjustments retrospectively in 2010 for certain accounts, including additional provisions of R$639,482 for 2011 and R$151,485 for 2010 (Note 2.1.3) in the consolidated financial statements. Such adjustments and provisions do not affect the Company’s capacity to fulfill future commitments.

2.	Presentation of financial statements and summary of significant accounting policies

2.1	Basis of presentation and preparation of consolidated financial statements

The Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 were prepared in accordance with the accounting practices adopted and generally accepted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”), and the pronouncements, interpretations and guidelines of the Brazilian Accounting Standards Committee (“CPC”) (such practices, rules, interpretations and guidelines being collectively referred to as “Brazilian GAAP”).

In 2010, a number of new accounting standards were required to be implemented under Brazilian GAAP which the Company retrospectively applied to the beginning of 2009 consistent with its local regulatory reporting.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies (continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

Brazilian GAAP differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”.   Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 29. US GAAP balance sheets have been included in Note 29 (d)(i) for 2011, 2010 and 2009 and US GAAP income statements for the years ended 2011, 2010 and 2009 have been included in Note 29 (d)(ii).

The consolidated financial statements were prepared based on a historical cost basis, except if otherwise stated in the summary of accounting policies.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of these Financial Statements and management have not identified any material uncertainties over the Company’s ability to continues as a going concern over the next 12 months.

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

Gafisa S.A.
Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies (continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

As of December 31, 2011, 2010 and 2009, the consolidated financial statements include the full consolidation of the following companies:

	Interest %
	2011	2010	2009
Gafisa and subsidiaries (*)	100	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80	60

(*) This it does not include jointly-controlled investees, as detailed below.

The accounting practices were uniformly adopted in all companies included in the consolidated financial statements and the fiscal year of these companies is the same of the Company.

Information regarding subsidiary – AUSA

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was amortized up to December 31, 2008. As from January 1, 2009 no subsequent amortization of goodwill was recorded, based on new CPC’s requirements. Goodwill balance at December 31, 2011, 2010 and 2009 is R$152,856 (Note 9).

In May 2010, the Company approved the acquisition of the entire issued share capital of Shertis Empreendimentos e Participações S.A., whose main asset is 20% of the share capital of AUSA. The acquisition of shares had the purpose of implementing the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (Alphapar) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis (Note 17.1).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies (continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

The purchase agreement includes an obligation for the Company to purchase in 2012 the remaining 20% of AUSA's ordinary shares which are held by non-controlling interest shareholders.   The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion.  There is an embedded derivative component to the shareholders' agreement, relating to the obligation to purchase additional AUSA shares.  As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA's capital stock, no derivative asset or liability has been recorded. The future settlement in cash, or shares represented an estimated amount of R$358,985 as at December 31, 2011, R$200,800 as at December 31, 2010 and R$256,000 as at December 31, 2009.

Information regarding subsidiary – CIPESA

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa made a contribution to Nova Cipesa of R$50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000. Accordingly, the Company’s purchase consideration totaled R$90,000 and goodwill amounting to R$40,686 was recorded, based on expected future profitability (Note 9). As of December 31, 2011, a provision for realization of this asset was recorded in the amount of R$10,430.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of financial statements and summary of significant accounting policies (continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

Information regarding subsidiary – Tenda

On October 21, 2008, as part of the acquisition of interest in Tenda, Gafisa contributed the net assets of Fit Residencial amounting to R$411,241, acquiring 60% of the Tenda’s equity, at the carrying amount of R$1,036,072, representing an investment of R$621,643 for Gafisa. Such transaction, and according to the previous GAAP, generated negative goodwill of R$210,402, being a bargain purchase. According to CPC 15, this gain was recorded in full in the company’s reserves on transition as at January 1, 2010.

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda, through acquisition of 40%, resulting in an increase of interest on Tenda capital from 60% to 100%. The non-controlling interest holders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares of Gafisa were issued for the total issue price of R$448,844 at carrying amount (Note 1). This transaction was treated as an equity transaction in accordance with CPC 36 (R2).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

The Company carried out the proportionate consolidation of the financial statements of the direct jointly-controlled investees listed below, which main information is the following:

(i)	Ownership interest

(a)	Information on subsidiaries and jointly-controlled investees

	Ownership interest - %			Equity and advance for future capital increase			Net income (loss) for the year
Direct invests	2011	2010	2009	2011	2010	2009	2011	2010	2009
		(restated)	(restated)		(restated)	(restated)		(restated)	(restated)
Construtora Tenda S.A.	100	100	100	2,083,237	1,879,233	1,130,759	(660,057)	82,495	64,450
Alphaville Urbanismo S.A.	60	60	60	326,272	201,758	99,842	161,146	86,727	39,610
Shertis Emp. Part. S.A.	100	100	-	65,177	40,352	-	32,557	13,486	-
Gafisa SPE 89 Emp. Im. Ltda.	100	100	100	59,463	50,646	36,049	12,562	13,741	8,213
Cipesa Empreendimentos Imobiliários S.A.	100	100	100	58,331	54,941	42,294	636	6,300	(1,216)
Gafisa SPE 48 S.A. (e)	80	-	-	54,502	-	-	6,838	-	1,674
Gafisa SPE 51 Emp. Im. Ltda. (e)	100	-	-	37,801	-	-	(1,558)	-	8,096
Gafisa SPE 41 Emp. Im. Ltda.	100	100	100	32,505	32,200	31,883	304	704	(2,593)
SPE Reserva Ecoville/Office - Emp Im. S.A.	50	50	-	63,674	25,594	-	29,235	10,859	-
Sítio Jatiuca Emp Im.SPE Ltda.	50	50	50	44,683	37,011	12,161	12,483	4,837	10,902
Verdes Praças Inc. Im. SPE Ltda.	100	100	100	26,875	26,730	26,901	144	227	(532)
Gafisa SPE 50 Emp. Im. Ltda.	100	100	80	25,654	26,623	12,098	(977)	(2,024)	5,093
Gafisa SPE 47 Emp. Im. Ltda.	80	80	80	30,079	23,262	16,571	(68)	(760)	(357)
Gafisa SPE 30 Emp. Im. Ltda.	100	100	100	18,599	17,736	18,229	863	508	(334)
Gafisa SPE 85 Emp. Im. Ltda.	80	80	80	21,922	23,315	7,182	(1,393)	8,484	4,878
FIT 13 SPE Emp. Imob. Ltda.	50	50	-	35,123	15,347	-	27,453	4,491	-
Gafisa FIDC (Nota 5 (ii))	100	100	100	17,466	16,895	14,977	-	-	-
Gafisa SPE 32 Emp. Im. Ltda.	100	100	100	16,522	17,090	5,834	(568)	1,550	1,515
Gafisa SPE 72 Emp. Im. Ltda.	100	100	80	14,892	7,931	347	6,960	2,447	(1,080)
Costa Maggiore Emp. Im. Ltda.	50	50	50	18,915	18,717	4,065	1,030	6,389	2,137
Dubai Residencial Emp Im. Ltda.	50	50	50	23,815	21,227	10,613	3,824	10,948	4,286
Gafisa SPE 71 Emp. Im. Ltda.	80	80	80	12,863	13,458	4,109	(5,021)	7,540	3,120
Grand Park - Parque das Arvores Emp. Im. Ltda	50	50	50	22,649	35,588	14,780	(11,577)	20,702	12,454
SPE Pq Ecoville Emp Im S.A.	50	50	-	13,752	3,568	-	2,302	(1,300)	-
Gafisa SPE 46 Emp. Im. Ltda.	60	60	60	11,492	10,435	4,223	1,058	(1,780)	(3,436)
Gafisa SPE 38 Emp. Im. Ltda.	100	100	100	9,424	9,392	8,273	32	625	1,447
Gafisa SPE 42 Emp. Im. Ltda.	100	100	100	9,344	10,769	12,128	(1,424)	(5,105)	949
Apoena SPE Emp Im S.A.	80	50	-	11,128	9,008	-	946	3,231	-
Alto da Barra de São Miguel Emp.Imob. SPE Ltda.	50	50	50	3,458	10,462	(3,279)	(9,166)	844	(6,707)
Gafisa SPE 70 Emp. Im. Ltda.	55	55	55	15,425	13,522	12,685	(213)	(14)	(63)
Gafisa SPE 73 Emp. Im. Ltda.	80	80	80	9,953	10,666	3,551	(2,802)	(2,342)	(57)
Gafisa SPE 36 Emp. Im. Ltda.	100	100	100	8,919	7,039	5,362	1,880	1,517	68

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

	Ownership interest - %			Equity and advance for future capital increase			Net income (loss) for the year
Direct investes	2011	2010	2009	2011	2010	2009	2011	2010	2009
		(restated)	(restated)		(restated)	(restated)		(restated)	(restated)
Parque do Morumbi Incorporadora Ltda.	80	80	-	9,371	4,116	-	3,783	108	-
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50	50	50	14,785	8,320	6,285	3,923	1,011	863
Jardim I Plan., Prom.Vd Ltda.	100	100	100	7,425	7,860	14,114	(435)	(340)	(778)
Gafisa SPE 65 Emp. Im. Ltda.	80	80	80	9,009	9,700	3,725	(1,071)	2,245	877
Gafisa SPE 53 Emp. Im. Ltda.	100	100	80	6,778	7,957	5,924	(1,180)	(425)	2,933
Gafisa SPE 22 Emp. Im. Ltda.	100	100	100	6,661	6,528	6,001	133	526	554
Patamares 1 Emp. Imob. Ltda	50	50	50	12,750	7,187	5,495	5,671	701	(69)
O Bosque Empr. Imob. Ltda.	60	60	60	9,679	9,058	8,862	(382)	(70)	(710)
Gafisa SPE 35 Emp. Im. Ltda.	100	100	100	5,240	4,978	5,393	261	529	(1,274)
Gafisa SPE 39 Emp. Im. Ltda.	100	100	100	5,149	4,745	8,813	404	109	2,469
Grand Park - Parque das Aguas Emp Im Ltda	50	50	50	8,139	20,907	8,033	(13,138)	11,288	6,635
Gafisa SPE 37 Emp. Im. Ltda.	100	100	100	4,046	4,600	4,020	(554)	437	(140)
Other	Several	Several	Several	106,888	108,862	1,598	13,907	33,351	(510)

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)

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

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009

2.1.3.1	Adjustments which impacted income statement and equity in 2010

During the fourth quarter of 2011, Gafisa conducted an extensive review of the construction budget estimated for the completions of projects under construction.   In the review process, adjustments to budgets that should have been recorded in 2010 were determined and that had not been identified through the internal controls operating at that time.

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

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009 (Continued)

2.1.3.1	Adjustments which impacted income statement and equity in 2010

The retrospective effects of adjustments to the budgets of costs for 2010, disclosed and accounted for in accordance with CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, are as follows:

	As of December 31, 2010
	Equity	Net income attributable to owners of Gafisa
As originally reported	3,783,669	416,050
Decrease in net operating revenue	(168,268)	(168,268)
Decrease in deferred income tax and social contribution	16,771	16,771
Non-controlling interests	-	12
Restated	3,632,172	264,565

In addition to the adjustments noted above, the previously published 2010 financial statements prepared in accordance with Brazilian GAAP were restated for the following items which affect the balance sheets as of December 31, 2010 and December 31, 2009:

a)
Reclassification of deferred income tax and social contributions relating to taxation of income determined according to the presumed profit regime, to the account “Taxes and contribution payable” in short and long term;

b)	Reclassification of brokerage expenses/sales commissions, from being deductions from revenues, to the account “Selling expenses”;

c)	Presentation of the net balance of deferred taxes assets and liabilities, for each legal entity and jurisdiction;

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)
2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009 (Continued)

d)	Reclassification of the balances presented in the account “Trade account receivable” between short and long terms.

e)	Reclassification of operating costs related to the provision for cancelled contracts from operating costs to “revenue”.

The items (a) to (e) commented above do not affect the equity or the net income (loss) for the years ended December 31, 2010 and 2009.

A summary of the adjustments and reclassifications is as follows:

	Year ended December 31, 2010
Consolidated income statement	As originally reported	Adjustments	Reclassifications	Restated

Net operating revenue (b) (e)	3,720,860	(168,268)	(149,542)	3,403,050
Operating costs (e)	(2,634,556)	-	173,638	(2,460,918)
Gross profit	1,086,304	(168,268)	24,096	942,132
Operating income (expenses)
Selling expenses (b)	(242,564)	-	(24,096)	(266,660)
Other operating expenses	(282,743)	-	-	(282,743)
Financial income (expenses), net	(82,118)	1	-	(82,117)
Tax expenses	(38,899)	16,771	-	(22,128)
Net income for the year	439,980	(151,496)	-	288,484
(-) Net income for the year attributable to non controlling interests	(23,930)	11	-	(23,919)
Net income for the year attributable to Gafisa S.A.	416,050	(151,485)	-	264,565
Basic earnings per thousand shares – in Reais	1.0088	-	-	0.6415
Diluted earnings per thousand shares – in Reais	1.0010	-	-	0.6365

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009 (Continued)

	Year ended December 31, 2009
Consolidated income statement	As originally reported	Reclassifications	Restated

Net operating revenue (b)	3.022.346	14.011	3.036.357
Operating costs	(2.143.762)	-	(2.143.762)
Gross profit (b)	878.584	14,011	892.595
Operating income (expenses)
Selling expenses (b)	(226.621)	(14.011)	(240,632)
Other operating expenses	(360,183)	-	(360,183)
Financial income (expenses), net	(111.006)	-	(111.006)
Tax expenses	(37,812)	-	(37,812)
Net income for the year	142,962	-	142,962
Net income for the year attributable to non controlling interests	(41.222)	-	(41.222)
Net income for the year attributable to Gafisa S.A.	101,740	-	101,740
Basic earnings per thousand shares – in Reais	0.3808		0.3808
Diluted earnings per thousand shares – in Reais	0.3780		0.3780

	As at December 31,2010
Consolidated balance sheet	As originally reported	Adjustments	Reclassifications	Restated
Current assets
Trade accounts receivable (d)	3,158,074	(178,439)	725,074	3,704,709
Other	2,969,655	-	138,906	3,108,561
Current assets	6,127,729	(178,439)	863,980	6,813,270
Trade accounts receivable (d)	2,113,314	-	(866,049)	1,247,265
Deferred income tax and social contribution (c)	337,804	31,317	(369,121)	-
Other (a) (c)	679,901	-	9,549	689,450
Property and equipment and intangible assets	290,806	-	-	290,806
Non-current assets	3,421,825	31,317	(1.225,621)	2,227,521
Total assets	9,549,554	(147,122)	(361,641)	9,040,791

Current liabilities
Taxes and contributions payable (a)	243,050	4,375	(16,537)	230,888
Other payables	1,774,122	-	(78)	1,774,044
Current liabilities	2,017,172	4,375	(16,615)	2,004,932
Non-current liabilities
Other (a) (c)	3,324,304	-	65,536	3,389,840
Deferred income tax and social contribution (a) (c)	424,409	-	(410,562)	13,847
Non-current liabilities	3,748,713	-	(345,026)	3,403,686
Equity	3,783,669	(151,497)	-	3,632,172
Total liabilities and equity	9,549,554	(147,122)	(361,641)	9,040,791

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009 (Continued)

	As at December 31,2009
Consolidated balance sheet	As originally reported	Reclassifications	Restated
Current assets
Trade accounts receivable (d)	2,008,464	244,010	2,252,474
Other	2,883,984	39,298	2,923,282
Current assets	4,892,448	283,308	5,175,756
Non-current assets
Trade accounts receivables (d)	1,768,182	(244,010)	1,524,172
Deferred income tax and social contribution (c)	281,288	(281,288)	-
Other	533,629	(39,298)	494,331
Non-current assets	2,583,099	(564,596)	2,018,503
Property and equipment and intangible assets	261,162	-	261,162
Non-current assets
Total assets	7,736,709	(281,288)	7,455,421

Current liabilities
Taxes and contributions payable	177,392	-	177,392
Other payables	1,802,951	-	1,802,951
Current liabilities	1,980,343	-	1,980,343
Non-current liabilities
Other (a) (c)	2,995,635	91,709	3,087,344
Deferred income tax and social contribution (a)(c)	376,550	(372,997)	3,553
Non-current liabilities	3,372,185	(281,288)	3,090,897
Equity	2,384,181	-	2,384,181
Total liabilities and equity	7,736,709	(281,288)	7,455,421

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.1	Basis of presentation and preparation of consolidated financial statements (Continued)

2.1.3	Restatement of the consolidated financial statements for 2010 and 2009 (Continued)

	As at December 31,2010
Consolidated cash flows statement	As originally reported	Adjustments	Restated

Income before income tax and social contribution	478,879	(168,268)	310,612
Expenses not affecting cash and cash equivalents	347,967	(14,439)	362,406
Increase/decrease in assets and liabilities	(1,923,450)	170,789	(1,752,661)
Cash used in operating activities	(1,096,604)	(16,961)	(1,079,643)
Cash from investing activities	122,888	-	122,888
Cash from financing activities	937,158	40,195	920,197
Net decrease in cash and cash equivalents	(36,558)	-	(36,558)
Cash and cash equivalents:
At the beginning of the year	292,940	-	292,940
At the end of the year	256,382	-	256,382
Net decrease in cash and cash equivalents	(36,558)	-	(36,558)

	As at December 31,2009
Consolidated cash flows statement	As originally reported	Adjustments	Restated

Income before income tax and social contribution	180,774	-	180,774
Expenses not affecting cash and cash equivalents	324,320	59,550	383,870
Increase/decrease in assets and liabilities	(1,197,178)	2,554	(1,194,624)
Cash used in operating activities	(692,084)	62,104	(629,980)
Cash used in investing activities	(762,164)	-	(762,164)
Cash from financing activities	1,555,745	(62,104)	1,493,641
Net increase in cash and cash equivalents	101,497	-	101.497
Cash and cash equivalents:
At the beginning of the year	191,443	-	191,443
At the end of the year	292,940	-	292,940
Net increase in cash and cash equivalents	101,497	-	101,497

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

Management annually reviews the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. At December 31, 2011 the Company recorded a provision for impairment for land and goodwill related to the Cipesa acquisition. At December 31, 2010 and 2009, there were no indicators of impairment on non-financial assets.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 9.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

b)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 17.3.

c)	Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 15). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.1	Accounting judgments, estimates and assumptions (Continued)

(ii)	Estimates and assumptions (Continued)

g)	Realization of deferred income tax

Deferred income tax assets are recorded when it is probable that there are sources of taxable income available in the future to offset the deferred tax asset given consideration to cumulative losses. These include sources of taxable income, based on projections of results prepared using internal assumptions and assumed future economic scenarios.

2.2.2	Recognition of revenue and expenses

(i)	Real estate development and sales

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

(b)	For the sales of units under construction, the following applies:

•	The incurred cost, including the cost of land, and other directly related expenditure, that correspond to the units sold is fully recorded into the consolidated statement of operations;

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

The taxes due on the difference between real estate revenues recognized for accounting purposes and those revenues subject to tax are calculated and recognized when the difference in revenues is recognized. Advertising and publicity expenses are recorded in the consolidated income statement as accrual basis.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

(i)	Financial instruments at fair value through profit and loss

A financial instrument is classified into fair value through profit and loss if held for trading, that is, designated as such when initially recognized. Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the consolidated income statement when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the consolidated income statement.

In the year ended December 31, 2011, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for protective hedging. After the initial recognition at fair value, derivatives continued to be measured at fair value and the changes are recognized in the consolidated statement of operations. As of December 31, 2011, the Company has R$7,735 in the consolidated balance sheet recognized in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 19.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.3	Financial instruments (Continued)

(ii)	Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable. As of December 31, 2011, 2010 and 2009, has no financial assets classified as available for sale.

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

Cash equivalents are classified into financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned through to the closing date of financial statements, on a pro rata basis. Short-term investments include bank deposit certificates, government bonds, exclusive investment funds that are fully consolidated, and collaterals, whose fair values approximate their carrying amounts.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of the main accounting practices (Continued)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.11	Land available for sale

Land available for sale is measured based on the lower between the carrying amount and the fair value, less the cost to sell and is classified into held for sale if its carrying amount is recovered through a sale transaction of the land, and not through the development that was supposed to be built. This condition is considered fulfilled only when the sale is highly probable and the group of asset or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.12	Investments in subsidiaries and joint-controlled investees

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

2.2.13	Property and equipment

Property and equipment are recorded at cost, less any applicable accumulated depreciation and any accumulated impairment losses.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.13	Property and equipment (Continued)

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

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2011, 2010 and 2009, there were no impairment indicators regarding property and equipment.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.14	Intangible assets

Expenditures related to the acquisition and development of computer systems and software licenses, are recorded at acquisition cost and amortized over a period of up to five years, and are subject to periodic assessments of impairment of assets.

The goodwill recorded at December 31, 2011, 2010 and 2009, refers to acquisitions before the date of transition to CPC (January 1, 2009), and the Company opted for not retrospectively recognizing the acquisitions before the transition date, to adjust any of the respective goodwill.

The impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

2.2.15	Payables for purchase of properties and advances from customer due to barter transaction

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.16	Income tax and social contribution on net profit

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

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on presumed profits of 8% of gross revenues and social contribution on presumed profits of 12% on gross revenues.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.16	Income tax and social contribution on net profit (Continued)

(i)	Deferred income tax and social contributions

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

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. As of December 31, 2011, 2010 and 2009 the Company did not fully recognize deferred tax assets calculated on tax loss carryfowards (Note 18). The Company records deferred tax on a net basis, determined by a legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

-	100% of deferred tax liabilities on temporary differences;
-	Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, of the same legal entity, until the limit of the deferred tax liabilities; and

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.16	Income tax and social contribution on net profit (Continued)

(ii)	Deferred income tax and social contributions (Continued)

In situations of cumulative losses over a three year period, temporary difference assets in excess of temporary difference liabilities do not have the respective tax asset recognized; nor is an asset recognized for tax losses not used to offset against the 30% of tax liabilities.

2.2.17	Other current and non-current liabilities

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

2.2.18	Stock option plans

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.18	Stock option plans (Continued)

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

2.2.19	Other employee benefits

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.20	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions, are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities have receivables adjusted by inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation indexes do not include interest. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, is recorded as revenue, consistent with the interest accrued on the portion of account receivable related to the period after the release period.

Borrowing costs for amounts used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is appropriated to the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management's best estimate of the value of the money over time. The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5.i).

2.2.21	Debenture and public offering costs

Transaction costs and premiums on issuance of securities, as well as share issuance expenses, are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Notes 10 and 17).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.22	Borrowing costs

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

2.2.23	Provisions

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.23	Provisions (Continued)

(ii)	Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 180 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year (Note 2.2.2 and recorded as a reduction of operating revenue).

(iii)	Provision for penalties due to delay in constructions work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for projects with over 180 days of delay to their handover, according to the respective contractual clause. This provision is recorded within “other operating expenses” in the statement of income.

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. In case of the outsourced companies do not cover the related costs, the Company is the guarantor. The warranty period is five years from the delivery of the unit and is recorded within “cost of real estate and development and sale” in the statement of income.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.23	Provisions (Continued)

(v)	Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of non-financial assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. The goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless if there are any indications of impairment. This test is performed determining the present value of the asset, using a discount rate before taxes that reflect the weighted average cost of capital.

(vi)	Provision for non recognition of the deferred tax asset balance

The Company’s projections assume that a significant portion of its business will be conducted in its principal holding companies, and this enables the recovery of a substantial portion of it is accumulated tax losses.

However, several external factors, beyond of the Company, may affect such tax calculations, in addition to possible requirements to segregate ventures in their own development entities (SPEs, for example) to a greater extent than the Company intends. There is also the possibility of taxation rulings, relating to new or even ventures that have already been developed within the principal holding companies, which may require the exclusion of such businesses, which would then make their own tax filing, separated from that of the Company.

A reduction in the concentration of projects in holding companies with tax losses carried forward may, therefore, compromise the expected recovery of losses carried forward, which is the reason we did not recognize a portion of deferred income tax asset (Note 18).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.24	Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, PIS and Cofins, except the following:

•	When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•	When the amounts receivable and payable are shown together with the sales taxes.

The amount of net sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

2.2.25	Statements of cash flows and value added

The statement of cash flows are prepared and presented in accordance with CVM Resolution No. 641, of October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC.

Certain debt agreements require the Company maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the purchases and sales of such investments as investing activities in the statement of cash flows.

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

2.2.26	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and deducted from equity. No gain or loss is recognized in the income statements upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.27	Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net income available to ordinary shareholders by the average number of shares outstanding over the period.

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilutive potential had been converted, as described in Note 25.

2.2.28	Comprehensive income (loss)

Except in relation to the income (loss) for the year, the Company does not have any other comprehensive income (loss). Accordingly, the statement of comprehensive income (loss) is not disclosed, because it is equivalent to the consolidated statement of operations for the year.

2.2.29	Business combination

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issues by the group.  The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date.  The group recognizes any non-controlling interest in the acquire on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquiree´s net assets.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

2.   Presentation of financial statements and summary of significant accounting policies (Continued)

2.2	Summary of significant accounting policies (Continued)

2.2.29	Business combination (continued)

The excess of the consideration transferred the amount of any noncontrolling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired is recorded as goodwill.  If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

3.   New pronouncement issued by the IASB

The following standards and the amendments to the existing standards were published and are mandatory for subsequent accounting periods. There was no early adoption of such standards or their amendments by the Company. We stress that there are no IFRS or IFRIC, neither improvements to the existing IFRS or IFRIC that are effective for first adoption in the year ended December 31, 2011 and that are significant to the Company and its subsidiaries.

•
IFRS 7 – “Financial Instruments – Disclosure”, issued in October 2010. The amendment to the standard on disclosure of financial instruments aims at promoting transparency in the disclosure of transfer transactions of financial assets to improve the user understanding about the risk exposure in these transfers, and the effect of these risks on the balance sheet, particularly those involving securitization of financial assets. The standard is applicable from January 1, 2013.

•
IFRS 9 – “Financial instruments”, issued in November 2009. IFRS 9 is the first standard issued as a part of a larger project to replace IAS 39. IFRS 9 maintains, however, it simplifies the measurement and establishes two main measurement categories of financial assets: amortized cost and fair value.

The classification basis depends on the business model of the entity and of the contractual characteristics of the cash flow of financial assets. The guidance included in IAS 39 on impairment of financial assets and recording of hedge continues to be applied. Prior years do not need to be restated if the entity adopts the standard for periods beginning on or before January 1, 2012. The standard is applicable from January 1, 2013.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

3.   New pronouncements issued by IASB (Continued)

•
IFRS 10 – “Consolidated financial statements”, issued in May 2011. This standard is based on principles existing relating to the identification of the concept of control as a determining factor whether an entity shall be consolidated in the financial statements. The standard provides additional guidance to assist in the determination of control when there are doubts in its assessment. The standard is applicable from January 1, 2013.

•
IAS 28 – “Investments in associates”, IFRS 11 – “Joint arrangements” and IFRS 12 – “Disclosures of interests in other entities”, all of them issued in May 2011. The main change introduced by these standards is the removal of the option for proportionate consolidation of entities for which control is shared by an two or more parties and that is classified as a joint venture.

•	IFRS 11 defines the concepts of two classification types for arrangements:

(i)
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

(ii)
Joint ventures – when the parties jointly control an entity and the profit or loss from this entity is divided between the parties. In these arrangements, the entity interest shall be accounted for using the equity method.

•
IFRS 12 establishes qualitative disclosures that shall be made by the entity in relation to its interests in subsidiaries, joint arrangements or non-consolidated entities, which include the significant judgments and assumptions used to determine whether their interests provide control, significant influence or the type of joint arrangements, whether Joint Operations or Joint Ventures, as well as other information on the nature and extent of significant restrictions and associated risks. The standard is not applicable before January 1, 2013.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

3.   New pronouncements issued by IASB (Continued)

•
IFRS 13 – “Fair value measurement”, issued in May 2011. The standard has the objective of improving the consistency and reducing the complexity of the disclosure required by the IFRSs. The requirements do not increase the fair value in accounting, however, it guides how it should be applied when its use is required or permitted by another standard. The standard is applicable from January 1, 2013, and there is no exemption for the application of the new disclosure requirements for comparative periods.

There are no other standards or interpretation issued until the issue of these financial statements.

The Company does not expect significant impacts on the consolidated financial statements in the first adoption of the new pronouncements and interpretations, except in relation to IFRS 11, as the Company currently uses the proportionate consolidation for ventures under joint control. The Company is assessing the potential impacts on its consolidated financial statements.

The Accounting Pronouncements Committee (CPC) has not issued the respective pronouncements and amendments related to the previously presented new and revised IFRS. Because of CPC and CVM’s commitment to keeping the set of standards issued that were based on the updates made by the IASB updated, these pronouncements and amendments are expected to be issued by CPC and approved by CVM before the date of their mandatory application.

4.   Cash and cash equivalents and short-term investments

4.1	Cash and cash equivalents

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Cash and banks	86,628	172,336	143,799
Securities purchased under agreement to resell (a)	50,970	84,046	109,762
Bank deposit certificates	-	-	39,379

Total cash and cash equivalents	137,598	256,382	292,940

(a)
Securities purchased under agreement to resell are securities issued by Banks with at the repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the CETIP.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Cash and cash equivalents and short-term investments (Continued)

4.1	Cash and cash equivalents (Continued)

As of December 31, 2011 the securities purchased under agreement to resell earn interest from 70% to 102% of Interbank Deposit Certificates (CDIs) rate (from 98.25% to 104.00% of CDI in 2010 and from 98.25% to 102.00% of CDI in 2009). All transactions are made with financial institutions considered by management to be first class.

4.2	Short-term investments

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Investment funds	2,686	3,016	2,020
Government securities (LFT, LTN, NTN)	-	117,001	146,646
Bank deposit certificates (a)	466,753	183,562	152,309
Restricted cash in guarantee to loans (b)	59,497	453,060	732,742
Restricted credits (c)	306,268	171,627	97,396
Other (d)	10,858	16,500	-
Total short-term investments, restricted cash in guarantee to loans and restricted credit	846,062	944,766	1,131,113

(a)
In 2011, Bank Deposit Certificates (CDBs) include interest earned varying from 75% to 110% (from 98% to 108.5% in 2010 and from 95% to 102% in 2009 ) of Interbank Deposit Certificates (CDIs). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, we invest in short term (up to 20 working days) through securities purchased under agreement to resell for which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case of CDBs.

(b)
Restricted cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed rates or price indexes inflation variation, and made available when the ratio of restricted receivables in guarantee to debentures reaches 120% of the debt balance (Note 11). R$41,456 of total refers to financial investments, with fixed interest at 101% of CDI, with grace period of 90 days, related to the assignment of receivables described in Note 5 (v).

(c)
Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a federally owned Brazilian bank used for real estate financing). These approvals are made to the extent that contracts signed with clients at the financial institutions are regularized, which the Company expects to be in up to 90 days.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

4.   Cash and cash equivalents and short-term investments (Continued)

4.2	Short-term investments (Continued)

(d)
Additional Construction Potential Certificates (CEPACs). In fiscal year 2010, the Company acquired 22,000 Additional Construction Potential Certificates (CEPACs) in the Seventh Session of the Fourth Public Auction conducted by the Municipal Government of São Paulo, related to the consortium of Água Espraiada urban operation, totaling R$16,500. At December 31, 2011, the CEPACs, recorded in the account “Other”, in the amount of R$10,799, have liquidity, with estimated fair value approximating cost, and are not planned to be used in project to be launched in the future. During 2011, the Company allocated a portion of CEPACs to new ventures. Such issue was registered with the CVM under the No. CVM/SER/TIC/2008/002, and according to CVM Rule No. 401/2003, CEPACs are put up for public auction with as intermediaries the institutions that take part in the securities distribution system.

As of December 31, 2011, 2010 and 2009, the amount recognized relating to open-end and assets of exclusive consolidated investment funds are classified as held for trading at fair value with movements being recorded against income for the year.

5.   Trade accounts receivable, net

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Real estate development and sales (i)	5,438,850	5,217,792	3,812,004
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(514,654)	(227,542)	(48,102)
( - ) Adjustments to present value	(109,152)	(104,666)	(86,925)
services and construction	11,404	59,737	96,005
Other receivables	-	6,653	3,664
	4,826,448	4,951,974	3,776,646

Current	3,962,574	3,704,709	2,252,474
Non-current	863,874	1,247,265	1,524,172

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.     Trade accounts receivable, net (Continued)

The current and non-current portions fall due as follows:

Maturity	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
2010	-	-	2,143,491
2011	-	4,036,917	1,144,940
2012	4,586,380	758,432	313,171
2013	545,882	311,042	98,783
2014	208,766	72,179	65,954
2015	27,429	35,358	145,334
2016 onwards	81,797	70,254	-
	5,450,254	5,284,182	3,911,673
(-) Adjustment to present value	(109,152)	(104,666)	(86,925)
( - ) Allowance for doubtful account and cancelled contracts	(514,654)	(227,542)	(48,102)
	4,826,448	4,951,974	3,776,646

(i)
The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Such receivables are only recorded to the extent that revenues have been recognized, net of installments already received.

Advances from clients (development and services), which exceed the revenues recorded in the period, at December 31, 2011, amount to R$215,042 (R$158,145 in 2010 and R$222,284 in 2009) without effect of adjustment to present value, and are classified in “Payables for purchase of land and advances from customers” (Note 16).

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue”; the amounts recognized for the years ended December 31, 2011, 2010 and 2009 totaled R$44,016, R$26,229 and R$52,159, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of real estate cost accounted for as properties for sale, is recorded in the amount of R$119,824 at December 31, 2011 (R$52,768 in 2010 and R$42,864 in 2009), and is considered sufficient by Company management to cover the estimate of future losses on realization of the accounts receivable balance.

The movements are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.     Trade accounts receivable, net (Continued)

		Real estate cost in the recognition of the provision for cancelled contracts (Note 6)
	Allowance for doubtful accounts and cancelled contracts

			2011	2010	2009
			Net	Net	Net
				(restated)	(restated)
Beginning balance	(227,542)	174,774	(52,768)	(42,864)	(30,012)
Additions	(287,112)	220,056	(67,056)	(9,904)	(12,852)
Closing balance	(514,654)	394,830	(119,824)	(52,768)	(42,864)

The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December 31, 2011 totaled R$4,486 (R$17,741 in 2010 and R$42,149 in 2011), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries stood at 4.18% for 2011 (5.02% in 2010 and 5.22% in 2009), net of Civil Construction National Index (INCC).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.     Trade accounts receivable, net (Continued)

The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At December 31, 2011, it totaled R$17,466 (R$16,895 in 2010 and R$14,977 in 2009) (Note 2.1.1. (a)). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

In the consolidated financial statements as of December 31, 2011, receivables amounting to R$20,416 (R$34,965 in 2010 and R$55,349 in 2009) classified as trade accounts receivable, and R$2,950 (R$18,070 in 2010 and R$41,308 in 2009) classified as “Other payable” (Note 14). The balance of subordinated shares held by the Company is eliminated in the consolidation process.

(iii)
On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate credits from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “Obligations assumed on assignments of receivable”.  At December 31, 2011, it amounts to R$24,791 (R$35,633 in 2010 and R$55,479 in 2009) (Note 12).

On June 26, 2009, eight CCIs were issued, amounting to R$69,315 at the date of the issuance, for which were backed by receivables (“CCI-Investor”).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.    Trade accounts receivable, net (Continued)

(iv)
On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement - CCI. The purpose of said Assignment Agreement is the definitive assignment by the Assignor to the benefit of the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “Obligations assumed on assignment of receivables” (Note 12). As of December 31, 2011, the balance of this transaction is R$169,793 in the consolidated statement (Note 12).

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

(v)
On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said Assignment Agreement is the assignment by the Assignor (“Company”) to the Assignee of a select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 – Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank and the remaining balance will be settled by issuance of Bank Deposit Certificate (CDB) in favor of the Company in the amount of R$41,456 (Note 4.2 (b)). The financial investment - CDB – has grace period of 90 days before released, as mentioned in Note 4.2 (a). As of December 31, 2011, the balance of this transaction amounts to R$188,191 in the consolidated statements (Note 12).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

5.    Trade accounts receivable, net (Continued)

(vi)
The Company and its subsidiaries entered into on December 22, 2011 a Contract for the Definitive Assignment of Real Estate Receivables (CCI). The subject of such Assignment Contract is the definitive assignment by the Assignor to the Assignee. The assignment relates to a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “Obligations with assignment of receivables”. As of December 31, 2011, the balance of this transaction is R$72,384 in the consolidated statements (Note 12).

Gafisa was engaged to perform, among other duties, the management of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

The cost of these transactions was recorded in the statement of operations for the year in which the transaction was made under the account “Financial expenses”.

The total balance of the assignment of receivables, recorded in current liabilities as of December 31, 2011 is R$501,971 (R$88,442 in 2010 and R$122,360 in 2009) (Note 12).

6.    Properties for sale

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Land	1,209,400	854,652	744,200
(-) Provision for realization of land	(50,049)	-	-
(-)Adjustment to present value	(8,183)	(20,343)	(11,962)
Property under construction	1,181,950	924,066	870,661
Completed units	119,342	272,923	121,134
Real estate cost in the recognition of the provision for cancelled contracts (Note 5 (i))	394,830	174,774	24,424
	2,847,290	2,206,072	1,748,457
Current portion	2,049,084	1,707,892	1,332,374
Non-current portion	798,206	498,180	416,083

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

6.   Properties for sale (Continued)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units. At December 31, 2011, the balance of land acquired through barter transactions totaled R$83,506 (R$86,228 in 2010 and R$40,054 in 2009) (Note 16).

As disclosed in Note 10 the balance of financial charges at December 31, 2011 amounts to R$221,814 (R$146,542 in 2010 and R$91,568 in 2009).

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of land with no income statement effect (Note 16). The total amount of the reversal of the adjustment to value recognized in the costs of real estate development in the year ended December 31, 2011 amounts R$602 (R$837 in 2010).

7.   Other accounts receivable

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Advances to suppliers	7,309	16,965	65,016
Credit assignment receivable	-	7,896	4,087
Customer financing to be released	-	1,309	5,266
Recoverable taxes (IRRF, Pis, Cofins, among other)	85,057	63,546	39,732
Judicial deposit (Note 15)	108,436	89,271	48,386
Other	3,426	44,229	39,284
	204,228	223,216	201,771

Current portion	60,378	103,109	101,569
Non-current portion	143,850	120,107	100,202

8.   Land available for sale

The Company, in line with the new strategic direction implemented in the end of 2011, opted to sell land not included in the Business Plan approved for 2012. Therefore, it devised a specific plan for the sale of such land in 2012.  The carrying amount of such land, adjusted to market value when applicable, after the test for impairment (Note 6), is shown by company as follows:
Segment	Cost	Provision for impairment	Net Balance

Gafisa	93,464	(27,495)	65,969
Tenda	41,730	(14,511)	27,219
	135,194	(42,006)	93,188

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

9.   Intangible assets

The breakdown is as follows:

	12/31/2009	Additions	Write-down / amortization	12/31/2010	Additions	Write-down / amortization	Provision for impairment	12/31/2009
Goodwill				(restated)				(restated)
AUSA	152,856	-	-	152,856	-	-	-	152,856
Cipesa	40,686	-	-	40,686	-	-	(10,430)	30,257
	193,542	-	-	193,543	-	-	(10,430)	183,113
Software (a)	11,144	20,370	(3,227)	28,286	35,892	(17,807)	-	46,371
	204,686	20,370	(3,227)	221,829	35,892	(17,807)	(10,430)	229,484

(a)	Refers to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the acquisition of subsidiaries, being the difference between the consideration transferred and the fair value of net assets of acquired, calculated on acquisition date, and is based on expected future economic benefits. These amounts are annually tested for impairment purposes (see details in Note 2.1.1).

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital (as mentioned in Note 5(i)). Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: revenue – revenues were projected between 2012 and 2016 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.  The recovery test of Company’s intangible assets resulted in the need for recognizing a provision for impairment in the year ended December 31, 2011 in the amount of R$10,430, related to the goodwill on acquisition of CIPESA.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

10.	Loans and financing

Type of operation	Original Maturity	Annual interest rate	12/31/2011	12/31/2010	12/31/2009
				(restated)	(restated)
Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 2.20% + CDI	937,019	664,471	736,736
Promissory notes (ii)	December 2012	125% to 126% of CDI	231,068	-	-
National Housing System (i)	February 2012 to August 2015	TR + 8.30 % to 12.68%	684,642	745,707	467,019
Other	April 2013	TR + 12%	3,881	-	-
			1,856,610	1,410,178	1,203,755

Current portion			1,135,543	797,903	678,312
Non-current portion			721,067	612,275	525,443

Rates

•	CDI - Interbank Deposit Certificate;
•	TR - Referential Rate.

The current and non-current installments fall due as follows at present value, considering the loans and financing reclassified into short term due to the Company’s default position on certain debt covenants as at December 31, 2011.

Maturity	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
2010	-	-	678,312
2011	-	797,903	413,583
2012	1,135,543	245,166	71,854
2013	215,263	119,912	40,006
2014	222,693	247,197	-
2015	152,006	-	-
2016 forwards	131,105	-	-
	1,856,610	1,410,178	1,203,755

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

10.	Loans and financing (Continued)

Funds from the aforementioned CCBs were allocated to develop residential projects. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. Except the cross restrictive covenants mentioned below, these covenants were complied with on December 31, 2011.

(ii)
On December 5, 2011, the public distribution with restrict efforts of the 2nd issuance of Commercial Promissory Notes was approved in two series, the first in the amount of R$150,000 and the second in the amount of R$80,000, totaling R$230,068. As of December 31, 2011, the issuance balance is R$231,000. The issuance count on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. Except for the cross restrictive covenants mentioned below, these covenants were complied with on December 31, 2011.

Loans and financing are guaranteed by sureties of the Company, mortgage of the units, as well as collaterals of receivables, and the inflow of contracts already signed on future delivery of units. Additionally, the Company has credit lines approved by financial institutions for venture construction and not used.

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants at December 31, 2011, 2010 and 2009 are disclosed in Note 11.

In view of the cross restrictive covenants of some CCB issuances and the non-compliance with the covenants of the Seventh Placement of Gafisa and the First Placement of Tenda (Note 11) of the Debenture Placement Program, the non-current portions of such placements were fully reclassified into short term, as shown below. As described in Note 28, in 2012 the Company renegotiated the covenants of its debentures with debenture holders and is in compliance with the new covenants arising from such renegotiation.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

10.	Loans and financing (Continued)

The impact on original maturity of the Company’s default of bank covenants as at December 31, 2011 is shown below:

Type of operation	Short term	Long term

Maturity original
Certificate of Bank Credit (CCB)	141,919	795,100
Promissory notes	231,068	-
Housing Financial System	467,165	217,477
Assumption of debt in connection with inclusion of subsidiaries' debt	3,131	750
	843,283	1,013,327

Reclassification by default
Certificates of Bank Credit (CCB)	292,260	(292,260)
	1,135,543	721,067

Financial expenses of loans, financing and debentures are capitalized at cost for each project, according to the use of funds, and transferred to the income statement based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.61% at December 31, 2011 (11.58% in 2010 and 9.57% in 2009).

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Total financial expenses for the year	491,726	404,172	338,644
Capitalized financial charges	(238,850)	(193,970)	(98,072)
Financial expenses (Note 23)	252,876	210,202	240,572

Financial charges included in “Properties for sale”
Opening balance (Note 6)	146,542	91,568	88,200
Capitalized financial charges	238,850	193,970	98,072
Charges appropriated to income	(163,578)	(138,996)	(94,704)

Closing balance (Note 6)	221,814	146,542	91,568

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

11.	Debentures

Program/placement	Principal R$	Annual interest	Original maturity final	12/31/2011	12/31/2010	12/31/2009
					(restated)	(restated)
Second program/ first placement – Fourth placement	240,000	CDI + 2% to 3.25%	September 2011 (called away in September 2010)	-	-	198,254
Third program/ First placement – Fifth placement (i)	250,000	107.20% of CDI	June 2013	253,592	253,355	252,462
Sixth placement (ii)	250,000	CDI + 2% to 3.25%	June 2014	124,851	109,713	260,680
Seventh placement (iii)	600,000	TR + 10.20%	December 2014	601,234	598,869	595,725
Eighth placement / First placement (v)	288,427	CDI + 1.95%	October 2015	293,819	293,661	-
Eighth placement / Second placement (v)	11,573	IPCA + 7.96%	October 2016	12,680	11,898	-
First placement (Tenda) (iv)	600,000	TR + 8.22%	April 2014	613,024	612,435	611,256
				1,899,200	1,879,931	1,918,377

Current portion				1,899,200	26,532	122,377
Non-Current portion				-	1,853,399	1,796,000

The impact on original maturity of the Company’s default of bank covenants as at December 31, 2011 is show bellow.

Current and non-current installments are due as follows at present value, considering the debentures classified in short term due to the Company's default position with certain loan covenants as at December 31, 2011:

Maturity	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
2010	-	-	122,377
2011	-	26,532	346,000
2012	1,899,200	272,557	275,000
2013	-	722,557	725,000
2014	-	558,707	450,000
2015	-	293,866	-
2016 onwards	-	5,712	-
	1,899,200	1,879,931	1,918,377

(i)	In May, 2008, the Company obtained approval for its Third Debenture Placement Program, which allows it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the Second and Third Programs of Gafisa, the Company placed 24,000 and 25,000 series debentures, respectively, corresponding to R$240,000 and R$250,000, with the below features

(ii)
In August 2009, the Company obtained approval for its Sixth placement of non-convertible simple debentures in two series, with a general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company made an amendment to change the maturity from four to ten months.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

11.	Debentures (Continued)

(iii)
In November, 2009, the Company obtained approval for its Seventh placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, maturing in five years.

(iv)
In April, 2009, the subsidiary Tenda obtained approval for its First Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual maturities between October 1, 2012 and April 1, 2014. The funds raised through the placement will be exclusively used for the financing of real estate ventures focused only in the popular segment.

(v)
In September 2010, the Company obtained approval for its Eighth placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these. In view of the cross restrictive covenants and the non-compliance with the covenants of the Fifth and Seventh Placement of Gafisa and the First Placement of Tenda, the non-current portions of all placements were fully reclassified into short term. Such covenants were renegotiated in a subsequent period, according to Note 28.

As mentioned in Note 4.2, the balance of short-term investments in guarantee to loans in investment funds in the amount of R$365,765 at December 31, 2011 (R$624,687 in 2010 and R$830,138 in 2009) is used to cover the ratio of restrictive debenture covenants.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

11.	Debentures (Continued)

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2011 and 2010 and 2009 are as follows:

	12/31/2011	12/31/2010	12/31/2009
Fifth placement		(restated)	(restated)
Total debt less venture debt, less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	78.79%	37.62%	1%
Total account receivable plus inventory of finished units required to be 2.2 times over net debt	3.48 times	4.47 times	2.3 times

Seventh placement
The quotient of the division of EBIT(2) by the net financial expense shall be lower than 1.3, EBIT being positive at all times	3.25 times	-5.2 times	-5.9 times
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects (3)	14.27 times	85.4 times	292.3 times
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%	3.6%	1%

Eighth placement – first and second placement
Total account receivable plus inventory of finished units required to be 2.0 times over net debt less debt of projects	14.27 times	85.4 times	N/A
Total debt less debt of projects, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interest	31.8%	3.6%	N/A

First placement – Tenda
The EBIT (2) balance shall be 1.3 times over the net financial expense or equal or lower than zero and EBIT higher than zero	39.35 times	4.3 times	24.8 times
The debt ratio, calculated as total account receivable plus inventory, divided by net debt plus project debt, must be > 2 or < 0, where TR (4) + TE (5) is always > 0	-6.5 times	-11.8 times	-4.7 times
The Maximum Leverage Ratio, calculated as total debt less general guarantees divided by equity, must not exceed 50% of equity.	-40.83%	21.96%	-31%

(1)  Cash and cash equivalents and short-term investments refer to cash and cash equivalents, short-term investments, restricted cash in guarantee to loans, and restricted credits.
(2)  EBIT refers to earnings less selling, general and administrative expenses plus other net operating income.
(3)     Project debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.
(4)     Total receivables
(5)     Total inventory of properties for sale

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

11.	Debentures (Continued)

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because of the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity. However, as described in Note 28, the Company renegotiated the restrictive covenants of its debentures with debenture holders and is in compliance with the new covenants arising from such renegotiation.

12.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(iii) to 5(vi) are as follows:

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Assignment of receivables:
CCI obligation Jun/09 (Note 5(iii))	24,791	35,633	55,479
CCI obligation Jun/11 (Note 5(iv))	169,793	-	-
CCI obligation Sep/11 (Note 5(v))	188,191	-	-
CCI obligation Dec/11 (Note 5(vi))	72,384	-	-
Other	46,812	52,809	66,881
	501,971	88,442	122,360

Current portion	70,745	88,442	122,360
Non-current potion	431,226	-	-

These transactions have right of recourse and, accordingly, are classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

13.	Payables to venture partners

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Payable to venture partners (a)	401,931	404,264	311,004
Usufruct of shares (b)	71,255	-	-
	473,186	404,264	311,004

Current portion	219,796	24,264	11,004
Non-current portion	253,390	380,000	300,000

(a)
In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of December 31, 2011, the SCP received contributions of R$313,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 300,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of December 31, 2011, payables to venture partners was recognized in the amount of R$300,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of December 31, 2011, the amount accrued totaled R$14,963. The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of December 31, 2011, 2010 and 2009, the SCP and the Company were in compliance with these clauses.

In April 2010 subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of December 31, 2011, this entity subscribed capital and paid-in capital reserve amounting to R$161,720 (comprising 81,719,641 common shares held by the Company and 80,000,000 preferred shares held by other shareholders). As a result of this transaction, taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of December 31, 2011, payables to investors/venture partners are recognized at R$80,000, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of December 31, 2011, the provisioned amount totals R$6,968. The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of December 31, 2011, 2010 and 2009, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as consolidated financial expenses in the financial statements.

(b)
As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 10, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on the effective interest method of amortization in the consolidated income statement.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

14.   Other payables

	12/31/011	12/31/2010	12/31/2009
		(restated)	(restated)
Acquisition of interests	20,560	23,062	21,090
Provision for penalties for delay in construction works	51,211	-	-
Rescission reimbursement payable and provisions	88,279	31,272	28,573
FIDC payable (a)	2,950	18,070	41,308
Provision for warranty	53,715	39,025	25,082
Deferred sales taxes	26,341	29,328	-
Sale taxes payable (Federal VAT)	110,733	101,401	91,709
Other accounts payable	63,282	36,777	73,958
	417,071	278,935	281,720

Current portion	274,214	37,167	72,293
Non-current portion	142,857	241,768	209,427

(a)	Refers to the operation on assignment of receivables portfolio (see Note 5(ii))

15.	Provisions for legal claims and commitments

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

In the year ended December 31, 2011, 2010 and 2009, the changes in the provision are summarized and detailed as follows:

Summary of changes in provision:

Balance at January 1, 2009	57,364
Additions	85,784
Write-offs	(21,809)
Balance at December 31, 2009	121,339
Additions	36,655
Write-offs	(19,302)
Balance at December 31, 2010	138,692
Additions	57,902
Write-offs	(26,805)
Balance at December 31, 2011	169,789

Current portion	34,875
Non-current portion	134,914

Gafisa S.A.

Notes to the consolidated financial statements-(Continued)
December 31, 2011
(In thousands of Brazilian Reais, except if stated otherwise)

15.	Provisions for legal claims and commitments (continued)

Detailed of changes in provision for 2011 and 2010 are as follows:

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total

Balance at December 31, 2009 (restated)	92,821	10,894	17,624	121,339
Additional provision	18,432	1,869	16,354	36,655
Payment and reversal of provision not used	(8,425)	(655)	(10,222)	(19,302)
Balance at December 31, 2010 (restated)	102,828	12,108	23,756	138,692
Additional provision	22,874	4,379	30,649	57,902
Payment and reversal of provision not used	(11,525)	(635)	(14,645)	(26,805)
Balance at December 31, 2011	114,177	15,852	39,760	169,789

Current portion				34,875
Non-current portion				134,914

Due to the uncertain nature of a number of the claims, it is not possible to reliably predict the timing of the related cash outflow. Thus, the segregation between current and long term amounts is determined based on historical losses and outflows.

(a)	Civil, tax and labor claims

(i)
As of December 31, 2011, 2010 and 2009 the provisions related to civil claims include R$73,722, R$72,806 and R$71,322, respectively, related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$6,576, R$6,613 and R$17,678, respectively, are backed by guarantee insurance; in addition, there are judicial deposits amounting to R$53,318, R$63,587 and R$64,822, respectively, in connection with the restriction of the usage of the Gafisa’s bank account; and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well.

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

(ii)
The subsidiary AUSA is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase option.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

15.	Provisions for legal claims and commitments (Continued)

The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$11,801 is provisioned at December 31, 2011 (R$11,029 in 2010 and R$10,438 in 2009).

(iii)
As of December 31, 2011, the Company was subject to labor lawsuits, which had the most varied characteristics and at various court levels and is awaiting judgment. These claims corresponded to a total maximum risk of R$116,983 (R$80,671 in 2010). Based on the opinion of the Company’s legal counsel and the expected favorable outcome, and the negotiation that shall be made, the provisioned amount is considered sufficient by the management to cover expected losses.

Based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses.

(iv)	Environmental risk

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

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the cessation of development activities, loss of tax benefits, confinement and fines.

As of December 31, the Company and its subsidiaries have judicially deposited the amount of R$108,436 (R$89,271 in 2010 and R$48,386 in 2009) in the consolidated statements (Note 7) in connection with the aforementioned legal claims.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

15.	Provisions for legal claims and commitments (Continued)

(v)	Lawsuits in which likelihood of loss is rated as possible

The Company and its subsidiaries are aware of other claims and civil, labor and tax risks at December 31, 2011, based on the assessment of the legal counsel, in which loss is possible, but not probable, in the approximate amount of R$489,549 (R$209,634 in 2010 and R$91,372 in 2009) based on the historical average of processes, for which the Company understands that it is not appropriate to record a provision.

Civil claims	Tax claims	Labor claims	Total
346,800	54,284	88,465	489,549

(b)	Payables related to the completion of real estate ventures

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

As described in Note 4.2, at December 31, 2011, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed which will be released as projects progress in the total amount of R$59,497 (R$453,060 in 2010 and R$732,742 in 2009) to meet these commitments.

(c)	Commitments

In addition to the commitments mentioned in Notes 2.1.1, 6, 10 and 11, the Company has the following other commitments:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

15.	Provisions for legal claims and commitments (Continued)

(c)	Commitments (Continued)

(i)
The Company has contracts for the rental of 28 properties where its facilities are located, the monthly cost amounting to R$1,116 adjusted by the IGP-M/FGV variation. The rental term is ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time (2010 – contracts for the rental of 14 properties at a monthly cost of R$1,012 and 2009 – contracts for the rental of 9 properties at a monthly cost of R$525).

(ii)
As of December 31, 2011, the Company, through its subsidiaries, has long-term obligations in the amount of R$24,858 (R$15,111 in 2010), related to the supply of the raw material used in the development of its real estate ventures.

16.	Payables for purchase of properties and advances from customers

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Obligations for purchase of land	493,176	370,482	373,435
Adjustment to present value	(4,034)	(16,796)	(13,963)
Advances from customers
development and sales (Note 5(i))	215,042	158,145	222,284
Barter transaction – land (Note 6)	83,506	86,228	40,054
	787,690	598,059	621,810

Current portion	610,555	420,199	475,409
Non-current portion	177,135	177,860	146,401

17.	Equity

17.1	Capital

As of December 31, 2011, the Company's authorized and paid-in capital totaled R$2,734,157 (R$2,729,298 in 2010 and R$1,627,275 in 2009), represented by 432,699,559 (431,515,375 in 2010 and 167,077,137 in 2009 before the split) registered common shares without par value, of which 599,486 were held in treasury.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.	Equity (Continued)

17.1	Capital (Continued)

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

During 2011, 2010 and 2009, capital increase was approved by R$4,959, R$17,891 and R$20,282, respectively, related to the stock option plan and the exercise of 1,184,184, 2,463,309 and 9,797,792 common shares, respectively.

In 2011, there was no movement in common shares held in treasury.

Treasury shares - 12/31/2011
Symbol	GFSA3
Type	Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,470	1,731

(*)	Market value calculated based on the closing share price at December 30, 2011 of R$4.12, not considering volatilities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 15).
The change in the number of outstanding shares was as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.	Equity (Continued)

17.1	Capital (Continued)

Common shares – in thousands
December 31, 2009 (restated)	166,777
Split of shares on February 22, 2010	166,777
Public offering	85,100
Subscription of Shertis shares	9,798
Exercise of stock option	2,463

December 31, 2010 (restated)	430,915
Exercise of stock option	1,184

December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699

Weighted average shares outstanding	431,586

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.	Equity (Continued)

17.2	Allocation of income for the year

According to the Company’s by-laws, net income for the year was allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

As provided for in Article 36 of the Company’s Bylaws, amended on March 21, 2007, the setting up of a statutory reserve became a requirement. Accordingly, the setting up of such reserve shall be carried out at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the Company and its subsidiaries operations, including through subscription of capital increases or creation of new ventures, in consortia or other types of partnership in order to fulfill corporate objective.

On April 29, 2011, the distribution of declared dividends for 2010 was approved in the amount of R$98,812, which were paid on December 28, 2011. The allocation of net income for 2010 and the absorption of loss for 2011 by profit reserves, legal reserve and capital reserve were as follows:

	2011 (b)	2010	2009
		(restated)	(restated)
Net income (loss) for the year	(944,868)	264,565	101,740
Retained earnings	-	-	111,800
(-) Legal reserve (5%)	44,986	(13,228)	(10,677)
(-) Reserve of income	502,418	(152,525)	(152,147)
(-) Capital reserve	295,445	-	-
(-) Declared dividends (a)	-	(98,812)	(50,716)
Balance of accumulated losses	(102,019)	-	-

(a)	Declared dividends for 2010, paid in 2011, were held at the same value, even with the restatement of the financial statements for 2010.
(b)	Reserves were used to absorb the loss of the year.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.	Equity (Continued)

17.3	Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 22) in the years ended December 31 are as follows:

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Gafisa	15,429	8,135	9,764
Tenda	2,203	3,820	4,234
	17,632	11,955	13,998
Alphaville	1,640	969	428
	19,272	12,924	14,426

(i)	Gafisa

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.	Equity (Continued)

17.3	Stock option plan (Continued)

The Company and its subsidiaries record the amounts received from employees in an account of advances in liabilities. No advances were received in the years ended December 31, 2011, 2010 and 2009.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.  Equity (Continued)

17.3	Stock option plan (Continued)

(i)	Gafisa (Continued)

The incremental fair value granted as a result of such modification is R$3,529, recognized to the extent services are provided by employees and management members.

The assumptions adopted for calculating the fair value to be used in the recognition of the stock option plan for 2009 were the following: expected volatility of 63.7% p.a., expected dividends on shares of 1.91%, and risk-free interest rate at 11.8% p.a. The volatility was set based on Gafisa's historical closing price of stock observed between December 28, 2007 and December 30, 2010.

From July 1, 2009, the Company’s management opted for using the Binomial and Monte Carlo models for pricing the options granted in replacement for the Black-Scholes model, because on its understanding these models are capable of including and calculating with a wider range of variables and assumptions comprising the plans of the Company. The effect of this model replacement was brought about prospectively on July 1, 2009, with the recording of income amounting to R$6,599 for the year ended December 31, 2010.

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

On August 4, 2010, a new stock option plan was issued by the Company for granting a total of 626,061 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 63.7%, expected dividends at 1.09%, and average risk-free interest rate at 11.8%. The volatility was determined based on Gafisa's historical closing price of stock observed between December 28, 2007 and December 30, 2010.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.  Equity (Continued)

17.3	Stock option plan (Continued)

(i)	Gafisa (Continued)

On April 1, 2011, a stock option plan was issued by the Company, granting 1,435,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 61.5%, no dividends expected at 1.90%, and risk-free interest rate at 10.64%. The volatility was determined based on the regression analysis of the relation between the estimated volatility of Gafisa and that of Ibovespa.

On July 13, 2011, a stock option plan was issued by the Company, granting 11,420,000 options. The assumptions adopted in the recognition of the stock option plan for 2011 were: expected volatility at 40%, expected dividends at 1.90%, and risk-free interest rate at 12.16%. The volatility was determined based on the regression analysis of Gafisa's historical closing prices of stock.

As of December 31, 2011, 2010 and 2009, the changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2011		2010		2009
			(restated)		(restated)
	Number of options (ii)	Weighted average exercise price (Reais)	Number of options (ii)	Weighted average exercise price (Reais)	Number of options (ii)	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	8,787,331	11.97	10,245,394	12.18	11,860,550	13.12
Transfer of options of Tenda plans	-	-	2,338,380	4.39	-	-
Options granted	12,855,000	10.60	626,061	12.10	7,485,000	7.88
Options exercised (i)	(1,184,184)	12.29	(2,463,309)	8.30	(2,200,112)	7.82
Options exchanged	-	-	-	-	(6,504,560)	15.65
Options expired	(36,110)	8.12	-	-	-	-
Options forfeited	(3,787,063)	13.88	(1,959,195)	4.54	(395,484)	16.50
Options outstanding at the end of the year	16,634,974	8.94	8,787,331	11.97	10,245,394	12.18

Options exercisable at the end of the year	1,991,712	9.81	1,364,232	12.18	3,312,924	13.37

(i)	In the years ended December 31, 2011, 2010 and 2009, the amount received through exercised options was R$4,959, R$17,891 and R$9,736, respectively.

(ii)	The number of options considers the split of shares approved on February 22, 2010.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.  Equity (Continued)

17.3	Stock option plan (Continued)

(i)	Gafisa (Continued)

The analysis of prices as of December 31, 2011, 2010 and 2009 is as follows, considering the split of shares on February 22, 2010:

	2011	2010	2009
		(restated)	(restated)
Exercise price per option at the end of the period	4.57-22.79	4.57-22.79	4.05-20.81

Weighted average exercise price at the option grant date	9.03	10.36	8.62
Weighted average market price per share at the grant date	10.03	10.10	8.10
Market price per share at the end of the period	4.12	12.04	14.12

The options granted will confer their holders the right to subscribe to the Company's shares, after completing one to five years of employment with the Company (strict conditions on exercise of options), and will expire after ten years from the grant date.

The dilution percentage at December 31, 2011 was 0.59% corresponding to a loss of R$(2.2282).

In the year ended December 31, 2011 the Company recognized stock option compensation expense of R$17,642 (R$11,955 in 2010 and R$13,998 in 2009), classified as operating expenses with a corresponding entry to capital reserve in equity.

(ii)	Tenda

In June 2008, a stock option plan was issued by the Company for granting 1,090,000 options. The assumptions used in estimating the fair value that will base the recognition of the stock option plan for 2008 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk-free interest rate a t 11.8% p.a.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.  Equity (Continued)

17.3	Stock option plan (Continued)

(ii)	Tenda (Continued)

In April 2009, two stock option plans were issued by the Company for granting 3,500,000 options under plan 1, and 1,350,712 options under plan 2. The assumptions used in estimating the fair value that will base the recognition of stock option plan 1 for 2009 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk-free intrest rate a t 11.8% p.a. The assumptions used in estimating the fair value that will base the recognition of the stock option plan 2 for 2009 were as follows: expected volatility at 63.7% per year, expected dividends on shares at 0.5% and average risk free interest rate at 11.8% p.a.

As of December 31, 2011, Tenda recorded stock option plan expenses amounting to R$2,213 (R$3,820 in 2010 and R$4,234 in 2009).

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to the Company Gafisa, responsible for share issuance. At December 31, 2011, the amount of R$14,203 (R$11,989 in 2010), related to the reserve for granting options of Tenda is recognized in current accounts related to real estate ventures and in the equity of Gafisa.

(iii)	AUSA

The subsidiary AUSA has three stock option plans, the first launched in 2007 which was approved on June 26, 2007 at the Annual Shareholders' Meeting and of the Board of Directors’ Meetings.

On June 1, 2010, two new stock option plans were issued by the Company for granting of a total of 738 options. The assumptions adopted in the recognition of the stock option plan for 2010 were the following: expected volatility at 64.8% per year, expected dividends on shares at 3.2% and average risk-free interest rate at 11.3%. The volatility was determined based on Gafisa's historical closing prices of stock.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

17.  Equity (Continued)

17.3	Stock option plan (Continued)

(iii)	AUSA (Continued)

On April 1, 2011, a stock option plan was launched by the Company, granting a total of 364 options. The assumptions adopted in the recognition of the stock option plan for 2010 were: expected volatility at 64.2%, and risk-free interest rate at 10.64%. The volatility was determined based on Gafisa's historical closing prices of stocks.

As of December 31, 2011, 2010 and 2009 the changes in the number of stock options and their corresponding weighted average exercise prices for the year are as follows:

	2011		2010			2009
			(restated)			(restated)
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,932,000	8.01	1,557,000	6.47	2,138,000	6.84
Options granted	364,000	10.48	738,000	10.48	-	-
Options exercised	(133,000)	7.81	(46,000)	7.61	(402,000)	7.61
Options forfeited /sold	(534,000)	7.61	(317,000)	7.61	(179,000)	8.38
Options outstanding at the end of the year	1,629,000	10.48	1,932,000	8.01	1,557,000	6.47

The dilution percentage at December 31, 2011 stood at 0.0005%, corresponding to earnings per share after dilution of R$1.460767 (R$1.460775 before dilution).

The market value of each option granted was estimated at the grant date using the Binomial option pricing model.

AUSA recorded expenses for the stock option plan amounting to R$1,640 in the year ended December 31, 2011 (R$969 in 2010 and R$429 in 2009).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

18.	Income tax and social contribution

(i)	Current income tax and social contribution

The reconciliation of the effective tax rate for the period ended December 31, 2011, 2010 and 2009, is as follows:

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Income before income tax and social contribution	(762,827)	310,612	180,774
Income tax calculated at the applicable rate – 34%	259,362	(105,608)	(61,463)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	(97,474)	96,428	48,073
Tax losses carryforwards	1,142	1,344	183
Stock option plan	(5,877)	(4,394)	(4,905)
Other permanent differences	993	(2,771)	(20,330)
Dividend paid to venture partners	14,233	7,638	-
Deferred income and social contribution taxes not recognized	(314,741)	(14,765)	-
Total tax expenses current	(73,207)	(11,834)	(20,147)
Total tax expenses deferred	(69,155)	(10,294)	(17,665)
Effective tax rate	-	7.12%	20.92%

Segregation current tax – standard taxable profit regime and presumed profit regime:

	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Standard taxable profit regime	(11,908)	(6,840)	(2,325)
Presumed profit regime	(61,299)	(4,994)	(17,822)
Total	(73,207)	(11,834)	(20,147)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

18.	Deferred income and social contribution taxes (Continued)

(ii)	Deferred income and social contribution taxes (Continued)

In 2011, the Company has not recognized deferred income taxes assets in the amount of R$343,982 (R$29,241 in 2010 and R$14,476 in 2009) due to cumulative losses in three years ended as of December 31, 2011.

As of December 31, 2011, 2010 and 2009, deferred income and social contribution taxes are from the following sources:

	2011	2010	2009
Assets		(restated)	(restated)
Provisions for legal claims	57,728	44,269	41,255
Temporary differences – PIS and COFINS	35,755	43,613	-
Provisions for realization of non-financial assets	31,672
Temporary differences – CPC adjustments	85,865	45,926	39,733
Other provisions	102,002	31,954	72,809
Income and social contribution tax loss carryforwards	247,872	200,796	128,323
Tax credits from downstream acquisition	8,793	7,472	13,644
Deferred income and social contribution taxes not recognized	(343,982)	(29,241)	(14,476)
	225,705	344,789	281,288

Liabilities
Negative goodwill	95,125	95,125	90,920
Temporary differences –CPC adjustments	14,862	20,104	26,601
Differences between income taxed on cash basis and recorded on an accrual basis	198,720	243,407	167,320
	308,707	358,636	284,841
Total net	(83,002)	(13,847)	(3,553)

19.	Financial instruments

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

i.	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing in financial institutions considered highly rated and in short-term securities.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2011, 2010 and 2009, there was no significant credit risk concentration associated with clients. The book value of financing assets represents the maximum credit risk.

b)	Derivative financial instruments

The Company adopts the policy of participating in operations involving derivative financial instruments with the objective of mitigating or eliminating currency risks, as described below:

The Company holds derivative instruments to mitigate its exposure to index and interest volatility recognized at their fair value directly as part of the year income. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

i.	Risk considerations (Continued)

b)	Derivative financial instruments (Continued)

As of December 31, 2011, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity in from December 2011 and June 2017. The derivative contracts are as follows:

	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments – net
Swap agreements	Face	Original
(Pre for CDI)	Value	Index	Swap	Beginning	End	12/31/2011

Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	6/15/2011	12/19/2011	(16)
Banco Votorantim S.A.	90,000	Fixed 13.0074%	CDI 0.31%	12/19/2011	3/30/2012	505
Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	3/30/2012	9/28/2012	856
Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	9/28/2012	3/28/2013	815
Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	3/28/2013	9/30/2013	238
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	9/30/2013	3/28/2014	117
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	3/28/2014	9/30/2014	251
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	9/30/2014	3/30/2015	297
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	3/30/2015	9/30/2015	(54)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	9/30/2015	3/31/2016	97
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	3/31/2016	9/30/2016	(55)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	9/30/2016	3/30/2017	167
Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	6/28/2011	12/29/2011	112
Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	6/20/2012	1,316
Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	6/20/2012	12/20/2012	1,074
Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	20/12/2012	6/20/2013	836
Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	6/20/2013	12/20/2013	324
Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	6/20/2014	324
Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	6/20/2014	12/22/2014	19
Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	6/22/2015	284
Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	6/22/2015	12/21/2015	(64)
Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	6/20/2016	213
Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	6/20/2016	12/20/2016	(45)
Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	6/20/2017	124
						7,735

During the year ended December 31, 2011, the amount of R$7,735 in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in line “financial income (loss)” allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet (Note 23).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

i.	Risk considerations (Continued)

b)	Derivative financial instruments (Continued)

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions in 2011.

In the year ended December 31, 2009, the amount net of R$1,234 related to the net positive result from the swap operations of currency and interest rates was recognized in financial income (expenses), matching the results of these operations with the fluctuation in foreign currencies in the Company's balance sheet. The swap transactions described below were settled in the year ended December 31, 2009:

	Reais	Percentage		Validity		Gain (loss) by settlement of derivative instruments – net
Swap agreements	Face	Original
(Pre for CDI)	Value	Index	Swap	Beginning	End	12/31/2009
						(restated)
Banco ABN Amro Real S.A.	100,000	Yen + 1.4	CDI 105	November 2007	October 2009	1,018
Banco Votorantim S.A.	100,000	Dollar + 7	CDI 104	November 2007	June 2009	4,915

c)	Interest rate risk

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

i.	Risk considerations (Continued)

d)	Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 11 and 28).

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended December 31, 2011	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Loans and financing	1,135,543	437,232	283,835	-	1,856,610
Debentures	1,899,200	-	-	-	1,899,200
Payables to partners	219,796	233,771	19,619	-	473,186
Suppliers	135,720	-	-	-	135,720
	3,390,259	671,003	303,454	-	4,364,716

e)	Fair value classification

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

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the year ended December 31, 2011, 2010 and 2009, is as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

i.	Risk considerations (Continued)

	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4,1)	-	50,970	-
Short-term investments (Note 4,2)	-	846,062	-
Derivatives	-	7,735	-

	Fair value classification
As of December 31, 2010 (restated)	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4,1)	-	84,046	-
Short-term investments (Note 4,2)	-	944,766	-

	Fair value classification
As of December 31, 2009 (restated)	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4,1)	-	149,141	-
Short-term investments (Note 4,2)	-	1,131,113	-

In the year ended December 31, 2011, 2010 and 2009 there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

ii.	Fair value of financial instruments

a)	Fair value measurement

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

ii.	Fair value of financial instruments -- continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable. The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

See below the main carrying amounts and fair values of financial assets and liabilities at December 31, 2011, 2010 and 2009:

	2011		2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)	(restated)	(restated)	(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	137,598	137,598	256,382	256,382	292,940	292,940
Short-term investments (Note 4.2)	846,062	846,062	944,766	944,766	1,131,113	1,131,113
Trade account receivable (Note 5)	4,826,448	4,826,448	4,951,074	4,951,074	3,776,646	3,776,646

Financial liabilities
Loans and financing (Note 10)	1,856,610	1,860,995	1,410,178	1,412,053	1,203,755	1,204,157
Debentures (Note 11)	1,899,200	1,907,463	1,879,931	1,890,299	1,918,377	1,932,646
Payables to venture partners (Note 13)	473,186	473,186	404,264	404,264	311,004	311,004
Payables for materials and service suppliers	135,720	135,720	190,461	190,461	194,331	194,331

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

ii.	Fair value of financial instruments (Continued)

b)	Risk of debt acceleration

As of December 31, 2011, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual. As mentioned in Notes 10 and 11, in view of the cross restrictive covenants and the non-compliance with the covenants of the Fifth and Seventh Placement of Gafisa and the First Placement of Tenda, the non-current portions of all debenture placements and some CCB issues were fully reclassified into short term. No financial penalty (fine) was imposed or change in the interest rate was made at the renegotiation of covenants, as mentioned in Note 28.

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

•
The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•
Impediment in the future, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable;

•	The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•
In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

ii.	Fair value of financial instruments (Continued)

c)	Market risk (Continued)

•	Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•	Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•	The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•	The opportunities for development may decrease.

•	The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

•
Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale in satisfactory conditions.

•	Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•
Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

iii.	Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s businesses and maximize the value to shareholders.

The Company controls its capital structure making adjustments to the current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders raise new loans, issue debentures.

There were no changes in objectives, policies or procedures during the years ended December 31, 2011, 2010 and 2009.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents, marketable securities and restricted cash in guarantee to loans):

	2011	2010	2009
		(restated)	(restated)
Loans and financing (Note 10)	1,856,610	1,410,178	1,203,755
Debentures (Note 11)	1,899,200	1,879,931	1,918,377
Obligation assumed on assignment of receivables (Note 12)	501,971	88,442	122,360
Payables to venture partners (Note 13)	473,186	404,264	311,004
(-)Cash and cash equivalents and short-term investments(Note 4.1 and 4.2)	(983,660)	(1,201,148)	(1,424,053)
Net debt	3,747,307	2,581,667	2,131,443
Equity	2,747,094	3,632,172	2,384,181
Equity and net debt	6,494,401	6,213,839	4,515,624

iv.	Sensitivity analysis

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

iv.	Sensitivity analysis (Continued)

At December 31, 2011, the Company has the following financial instruments:

a)	Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificates (CDI);
b)	Loans and financing and debentures linked to the Referential Rate (TR);
c)	Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 10.6%, the TR at 1.2% and the INCC rate at 7.5%.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

iv.	Sensitivity analysis (Continued)

At December 31, 2011:

		Scenario
		Expected	I	II	III
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/Decrease of CDI	28,366	14,183	(14,183)	(28,366)
Loans and financing	Increase/Decrease of CDI	(48,302)	(24,151)	24,151	48,302
Debentures	Increase/Decrease of CDI	(32,279)	(16,140)	16,140	32,279
Payables to partners	Increase/Decrease of CDI	(15,123)	(7,562)	7,562	15,123
SWAP	Increase/Decrease of CDI	(16,135)	(8,538)	9,613	20,503
Net effect of CDI variation		(83,473)	(42,208)	43,283	87,841

Loans and financing	Increase/Decrease of TR	(3,915)	(1,958)	1,958	3,915
Debentures	Increase/Decrease of TR	(7,051)	(3,526)	3,526	7,051
Net effect of TR variation		(10,966)	(5,484)	5,484	10,966

Loans and financing	Increase/Decrease of IPCA	(318)	(159)	159	318
Net effect of IPCA variation		(318)	(159)	159	318

Trade accounts receivable	Increase/Decrease of INCC	164,861	82,430	(82,430)	(164,861)
Inventory	Increase/Decrease of INCC	75,018	37,509	(37,509)	(75,018)
Assignment of receivables	Increase/Decrease of INCC	(5,964)	(2,982)	2,982	5,964
Net effect of INCC variation		233,915	116,957	(116,957)	(233,915)

Assignment of receivables	Increase/Decrease of IGP-M	(4,984)	(2,492)	2,492	4,984
Net effect of IGP-M variation		(4,984)	(2,492)	2,492	4,984

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

iv.	Sensitivity analysis (Continued)

At December 31, 2010 (restated):

		Scenario
		Expected	I	II	III
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/Decrease of CDI	41,219	20,609	(20,609)	(41,219)
Loans and financing	Increase/Decrease of CDI	(31,913)	(15,956)	15,956	31,913
Debentures	Increase/Decrease of CDI	(31,785)	(15,892)	15,892	31,785
Net effect of CDI variation		(22,479)	(11,239)	11,239	22,479

Loans and financing	Increase/Decrease of TR	(6,151)	(3,076)	3,076	6,151
Debentures	Increase/Decrease of TR	(10,177)	(5,089)	5,089	10,177
Net effect of TR variation		(16,328)	(8,165)	8,165	16,328

Debentures	Increase/Decrease of IPCA	(334)	(167)	167	334
Net effect of IPCA variation		(334)	(167)	167	334

Trade accounts receivable	Increase/Decrease of INCC	113,759	56,880	(56,880)	(113,759)
Inventory	Increase/Decrease of INCC	56,323	28,161	(28,161)	(56,323)

Net effect of INCC variation		170,082	85,041	(85,041)	(170,082)

At December 31, 2009 (restated):

		Scenario
			I	II	III
Instrument	Risk	Expected	Decrease	Increase	Decrease

Short-term investments	Increase/Decrease of CDI	46,885	(23,443)	23,443	(46,885)
Loans and financing	Increase/Decrease of CDI	(29,407)	14,703	(14,703)	29,407
Debentures	Increase/Decrease of CDI	(28,308)	14,154	(14,154)	28,308

Net effect of CDI variation		(10,830)	5,414	(5,414)	10,830

Loans and financing	Increase/Decrease of TR	(1,469)	734	(734)	1,469
Debentures	Increase/Decrease of TR	(3,871)	1,936	(1,936)	3,871

Net effect of TR variation		(5,340)	2,670	(2,670)	5,340

Trade accounts receivable	Increase/Decrease of INCC	31,516	(15,758)	15,758	(31,516)
Inventory	Increase/Decrease of INCC	20,907	(10,454)	10,454	(20,907)

Net effect of INCC variation		52,423	(26,212)	26,212	(52,423)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

19.	Financial instruments (Continued)

v.	Embedded derivative

The purchase agreement includes an obligation for the Company to purchase in 2012 the remaining 20% of AUSA's ordinary shares which are held by non-controlling interest shareholders. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion. There is an embedded derivative component to the shareholders' agreement, relating to the obligation to purchase additional AUSA shares. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA's capital stock, no derivative asset or liability has been recorded. The future settlement in cash, or shares represented an estimated amount of R$358,985 as at December 31, 2011, R$200,800 as at December 31, 2010 and R$256,000 as at December 31, 2009.

20.	Related parties

20.1	Balances with related parties

The balances between parent and jointly-controlled companies are realized under conditions and prices established between the parties.

Current account	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Assets
Current account (c):
Condominium and consortia (b)	-	16,767	49,270
Purchase/sale of interests	-	(26,318)	(15,459)
Total SPEs	50,694	66,122	(38,189)
Thirty party’s works (a)	33,513	18,625	11,600
Loan receivable (d)	104,059	71,163	17,344
	188,266	146,359	24,566

Current portion	84,207	75,196	7,222
Non-current portion	104,059	71,163	17,344

Liabilities
Current account (c):
Condominium and consortia (b)	(30,717)	-	-
Purchase/sale of interests	(25,000)	-	-
Total SPEs	(42,220)	-	-
	(97,937)	-	-

Current portion	(97,937)	-	-
Non-current portion	-	-	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

20.	Related parties

20.1	Balances with related parties -- continued

(a)	Refers to operations in third-party’s works.

(b)	Refers to transactions between the consortium leader and partners and condominiums.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

20.	Related parties (Continued)

20.1	Balances with related parties (Continued)

	Consolidated			Nature	Interest rate
	12/31/2011	12/31/2010	12/31/2009
		(restated)	(restated)
Espacio Laguna - Tembok Planej. E Desenv. Imob. Ltda.	-	144	1,380	Construction	12% p.a. fixed rate + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	9,389	7,340	1,786	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	7,276	677	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	1,636	1,478	1,252	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	860	-	-	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-51 Emp. Imobiliários Ltda.	-	567	715	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-73 Emp. Imobiliários Ltda.	3,443	2,503	1,462	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	2,119	939	817	Construction	3% p.a. fixed rate + CDI
Paranamirim - Planc Engenharia e Incorporações Ltda.	-	1,557	3,756	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	11	10	9	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	946	791	-	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	29,541	23,342	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	2,622	2,356	-	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	113	101	-	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	54	48	-	Construction	10% p.a. fixed rate + TR
Target	1,056	-	-	Construction	IGPM + 12% p.a.
Gafisa SPE-50 Emp. Imobiliários Ltda.	-	-	3,774	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-32 Emp. Imobiliários Ltda.	-	-	1,582	Construction	4% p.a. fixed rate + CDI
Gafisa SPE-46 Empr. Imobiliários Ltda.	-	-	447	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-72 Emp. Imobiliários Ltda.	-	-	364	Construction	3% p.a. fixed rate + CDI
Fit Jardim Botanico SPE Emp. Imob. Ltda	16,429	15,002	-	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda	5,585	4,440	-	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda	875	767	-	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda	3,977	3,864	-	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	2,908	2,537	-	Construction	113.5% of 126.5% of CDI
Fit 25 SPE Emp. Imob. Ltda.	-	1,609	-	Construction	120% of 126.5% of CDI
Ac Participações Ltda.	1,251	-	-	Construction	12% p.a. fixed rate + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,800	-	-	Construction	6% p.a. fixed rate
Fit Roland Garros Emp. Imob. Ltda.	4,461	-	-	Construction
Other	4,707	1,091	-
Total consolidated	104,059	71,163	17,344

In the year ended December 31, 2011 the recognized financial income from interest on loans amounted to R$7,667 (R$3,074 in 2010 and R$1,144 in 2009) (Note 23).

Information regarding management transactions and compensation is described in Note 24.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

20.	Related parties (Continued)

20.2	Endorsements, guarantees and guarantees

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners in the amount of R$1,486,326 as of December 31, 2011, (R$1,443,637 in 2010 and R$3,536,846 in 2009).

21.	Net operating revenue

	2011	2010	2009
		(restated)	(restated)
Gross operating revenue
Real estate development, sale and barter transactions	3,441,279	3,834,230	3,144,983
Provision for cancelled contracts	(301,394)	(182,832)	(48,102)
Construction services	29,607	24,289	47,999
Taxes on sale of real estate and services	(228,986)	(272,637)	(108,523)
Net operating revenue	2,940,506	3,403,050	3,036,357

22.	Costs and expenses by nature

These are represented by the following:

	2011	2010	2009
Cost of real estate development and sale:		(restated)	(restated)
Construction cost	2,292,528	2,089,774	1,770,772
Land cost	283,867	324,813	244,816
Development cost	119,935	66,101	49,985
Capitalized financial charges	163,578	138,996	94,704
Maintenance / warranty	39,625	14,869	7,908
Provision for cancelled contracts	(221,195)	(173,635)	(24,424)
	2,678,338	2,460,918	2,143,762
Commercial expenses:
Marketing expenses	179,709	124,103	111,990
Brokerage and sale commission	157,762	95,549	86,223
Institutional marketing expenses	25,023	16,923	15,271
Customer Relationship Management expenses	22,748	13,162	11,877
Other	7,939	16,923	15,271
	393,181	266,660	240,632

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

22.	Costs and expenses by nature (Continued)

	2011	2010	2009
General and administrative expenses:		(restated)	(restated)
Salaries and payroll charges	126,635	110,282	112,195
Employee benefits	11,404	9,931	10,103
Travel and utilities	11,115	9,680	9,848
Services	16,947	14,759	15,015
Rents and condominium fees	12,182	10,609	10,793
IT	12,787	11,136	11,329
Organizational development	7,288	6,347	6,457
Stock option plan (Note 17.3)	19,272	12,924	14,427
Reserve for profit sharing (Note 24 (iii))	17,196	36,612	28,237
Other	16,632	14,474	14,725
	251,458	236,754	233,129

23.	Financial income

	2011	2010	2009
Financial income		(restated)	(restated)
Income from financial investments	62,724	107,225	64,322
Financial income on loan with related parties (Note 20.1)	7,667	3,074	1,144
Other interest income	15,289	7,009	2,688
Other financial income	7,293	10,777	15,936
Derivative transactions	-	-	45,476
	92,973	128,085	129,566
Financial expenses (Note 10)
Interest on funding, net of capitalization	(184,272)	(149,056)	(153,352)
Amortization of debenture cost	(2,067)	(6,560)	(1,144)
Payables to venture partners	(7,090)	(29,432)	(30,178)
Banking expenses	(13,108)	(10,441)	(5,407)
Derivative transactions (Note 19 (i) (b))	7,735	-	(46,710)
Other financial expenses	(54,074)	(14,713)	(3,781)
	(252,876)	(210,202)	(240,572)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

24.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “General and administrative expenses” in the years ended December 31, 2011, 2010 e 2009 related to the compensation of the Company’s key management personnel are as follows:

	Board of Directors	Fiscal Council	Statutory Board	Total 12/31/2011	Total 12/31/2010	Total 12/31/2009
					(Restated)	(Restated)
Number of members	8	3	6	17	14	11
Annual fixed compensation (in R$)	1,473	137	3,497	5,107	3,912	3,533
Salary / Fees	1,473	137	3,294	4,904	3,722	3,340
Direct and indirect benefits	-	-	203	203	190	193
Other	-	-	-	-	-	-
Variable compensation (in R$)	-	-	-	-	5,250	3,459
Bonus	-	-	-	-	5,250	3,459
Profit sharing	-	-	-	-	-	-
Post-employment benefits	-	-	-	-	-	-
Share-based payment	-	-	-	-	3,787	9,452
Monthly compensation (in R$)	123	11	291	425	1,079	1,370
Total compensation	1,473	137	3,497	5,107	12,949	16,444

The annual aggregate amount to be distributed among the Company’s key management personnel for 2011, as fixed and variable compensation is R$12,345 according to the Annual Shareholders’ Meeting held on April 29, 2011.

(ii)	Sales

As of December 31, 2011 the total sales of units sold to the Management is R$3,165 (R$3,673 in 2010 and R$4,888 in 2009), and total receivables is R$4,668 (R$9,842 in 2010 and R$4,543 in 2009).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

24.	Transactions with management and employees (Continued)

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company that is tied to a stock option plan, the payment of dividends to shareholders and the achievement of specific targets, established and agreed-upon at the beginning of each year. As of December 31, 2011, the Company recorded a provision for profit sharing amounting to R$17,196 in the consolidated statements (R$36,612 in 2010 and R$28,237 in 2009) under the account “General and administrative expenses” (Note 22), related to its subsidiary AUSA.

25.	Insurance

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

The chart below shows coverage by insurance policy and respective amounts at December 31, 2011:

Insurance type	Coverage in thousands of R$

Engineering risks and completion guarantee	1,496,085
Policy outstanding	477,287
Directors & Officers liability insurance	93,250
2,066,622

The assumptions adopted, given their nature, are not included in the scope of the audit of financial statements. Accordingly, they were not audited by our independent public accountants.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

26.	Earnings (loss) per share

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

The following table shows the calculation of basic and diluted earnings (loss) per share. In view of the loss for the year, according to CPC 41, shares with dilutive potential are not considered when there is a loss, because the impact would be antidilutive.

	2011	2010	2009
		(restated)	(restated)
Basic numerator
Proposed dividends	-	98,812	50,716
Undistributed earnings (loss)	(944,868)	165,753	51,024
Undistributed earnings (loss), available for the holders of common shares	(944,868)	264,565	101,740

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	431,586	412,434	267,174

Basic earnings (loss) per share – R$	(2.1893)	0.6415	0.3808

Diluted numerator
Proposed dividends	-	98,812	50,716
Undistributed earnings (loss)	(944,868)	165,753	51,024

Undistributed earnings (loss), available for the holders of common shares	(944,868)	264,565	101,740

Diluted denominator (in thousands of shares)
Weighted average number of shares	431,586	412,434	267,174
Stock options	2,566	3,198	-
Noncontrolling interest shares	70,352	17,465	46,602
Antidilutive effect	(72,918)	-	-

Weighted average number of shares	431,586	433,097	313,776

Diluted earnings (loss) per share –R$	(2.1893)	0.6109	0.3242

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

27.	Segment information

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

This information is gathered internally in the Company and used by management to develop economic present value estimates, provided to the chief executive officer for making operating decisions, including the allocation of resources to operating segments. The information is derived from the statutory accounting records which are maintained in accordance with the accounting practices adopted in Brazil. The reporting segments analyze operating expenses, total assets and depreciation. No revenues from an individual client represented more than 10% of net sales and/or services.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

27.	Segment information (Continued)

	Gafisa S.A. (i)	Tenda	AUSA	2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating costs	(1,601,727)	(725,459)	(351,152)	(2,678,338)

Gross profit (loss)	220,198	(279,477)	321,447	262,168

Depreciation and amortization	(67,653)	(14,444)	(1,331)	(83,428)
Financial expenses	(206,638)	(13,147)	(33,091)	(252,876)
Financial income	51,986	28,804	12,183	92,973
Tax expenses	(78,409)	(39,339)	(24,614)	(142,362)

Net income (loss) for the year	(413,727)	(660,058)	128,917	(944,868)

Customers (short and long term)	2,793,045	1,476,882	556,521	4,826,448
Inventories (short and long term)	1,420,194	1,188,319	238,777	2,847,290
Other assets	851,265	813,610	168,011	1,832,886

Total assets	5,064,504	3,478,811	963,309	9,506,624

Total liabilities	4,185,308	1,949,379	624,843	6,759,532

	Gafisa S.A. (i)	Tenda	AUSA	2010 (restated)
Net operating revenue	1,894,498	1,061,588	446,964	3,403,050
Operating cost	(1,477,751)	(731,991)	(251,176)	(2,460,918)

Gross profit	416,747	329,597	195,788	942,132

Depreciation and amortization	(19,224)	(13,588)	(1,004)	(33,816)
Financial expenses	(146,539)	(40,159)	(23,504)	(210,202)
Financial income	106,869	12,542	8,674	128,085
Tax expenses	(13,084)	5,982	(15,026)	(22,128)

Net income for the year	116,824	82,495	65,246	264,565

Customers (short and long term)	2,752,589	1,835,541	363,844	4,951,974
Inventories (short and long term)	1,323,170	695,663	187,239	2,206,072
Other assets	1,241,859	524,045	116,841	1,882,745

Total assets	5,317,618	3,055,249	667,924	9,040,791

Total liabilities	3,556,134	1,386,320	466,165	5,408,619

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

27.	Segment information (Continued)

	Gafisa S.A. (i)	Tenda	AUSA	2009 (restated)

Net operating revenue	1,771,206	988,444	276,707	3,036,357
Operating cost	(1,297,036)	(671,629)	(175,097)	(2,143,762)

Gross profit	474,170	316,815	101,610	892,595

Depreciation and amortization	(19,455)	(13,874)	(841)	(34,170)
Financial expenses	(191,926)	(35,679)	(12,967)	(240,572)
Financial income	92,946	32,042	4,578	129,566
Tax expenses	(7,915)	(21,929)	(7,968)	(37,812)

Net income for the year	39,304	38,670	23,766	101,740

Customers (short and long term)	2,338,464	1,203,001	235,181	3,776,646
Inventories (short and long term)	1,114,339	478,520	155,598	1,748,457
Other assets	1,268,000	562,127	100,191	1,930,318

Total assets	4,720,803	2,243,648	490,970	7,455,421

Total liabilities	3,567,360	1,112,753	391,127	5,071,240

(i)	Includes all direct subsidiaries, except Tenda and Alphaville Urbanismo S.A.;

28.	Subsequent events

Renegotiation of the restrictive debenture covenants

As mentioned in Notes 10 and 11, as of December 31, 2011, the Company and its subsidiary Tenda are in default on the contractual covenants provided for in the Debenture Placement Programs, with side effects on loan contracts and other debenture placements. Immediately thereafter, the Company started to renegotiate with debenture holders a waiver for not complying with the ratios provided for such covenants.

On March 13, 2012, at the Debenture holders’ Meeting was held and debenture holders approved the following resolutions on the First Placement of Tenda and the Seventh Placement of Gafisa:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

28.	Subsequent events (Continued)

Renegotiation of the restrictive debenture covenants (Continued)

1.	Approval of a new definition of the Coverage Ratio of the Debt Service, thus amending the wording of line (n) of item 6.2.1 of the Indenture as follows:

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
Total Debt

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

28.	Subsequent events (Continued)

Renegotiation of the restrictive debenture covenants (Continued)

A.	For the purposes of the provisions of line (m):
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

The ratios and amounts required by these renegotiated and presented restrictive covenants are retroactively as follows as of December 31, 2011:

12/31/2011
Fifth Placement
(Net debt – Venture Debt /Equity < or = 75%)	32.94%
Seventh Placement
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	1.74 time
First Placement – Tenda
(Total de Receivables + Unappropriated Income + Total Inventory of Finished Units) / (Net Debt + Properties Payable + Unappropriated Cost) > 1.5	2.57times

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

28.	Subsequent events (Continued)

Early Redemption of the FDIC investment (Continued)

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

Annual Shareholders’ Meeting

Gafisa S.A

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

28.	Subsequent events (Continued)

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

Subpoena from the SEC

On June 14, 2012, Gafisa received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760). The subpoena requests that Gafisa produce all documents from January 1, 2010 to the present related to the preparation of the company's financial statements, including, among other things, copies of the companies financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC's investigation is a non-public, fact-finding inquiry and it is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges.

Communication from New York Exchange

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009

(a)	Description of the GAAP differences

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries listed in Note 2. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders' agreements; accordingly, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest held in the capital of the corresponding investee.

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

(i)	Cash equivalents and short-term investments

Brazilian GAAP does not consider the maturity date to determine if a financial instrument should be classified as cash equivalent or a short-term investments.  For US GAAP all highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalent.

The Company has designated its short-term investments as trading for US GAAP purposes.  For Brazilian GAAP purposes such financial instruments are classified as cash equivalents.  For both Brazilian and US GAAP, these changes in fair value are recorded through income.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

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

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable which in turn is supported by substantial initial and continuing investments. When determining if he buyer’s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, is considered determined based on contractual termination clauses, is excluded, pursuant to U.S. GAAP ASC 360.20.40, This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

f.
Development is practical. There is a reasonable expectation that the land can be developed for the purposes represented and the properties will be useful for those purposes at the end of the normal payment period.

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification to the minority interest for this adjustment was R$11,894, R$2,704 and R$28,832 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also determined the effect for their investments in afiliates that are recognized trough the equity method under US GAAP. This reclassification resulted in R$(1,514) in 2011 as a consequence of the increased affiliated entities in 2011 that are recognized trough the equity method.

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

Before 2006, the Company capitalized interest under Brazilian GAAP only for the loans directly attributed to an ongoing project of construction of a real estate venture. From 2006 for US GAAP purposes, the capitalization of interest was recorded as a weighted-average of the total loans that the Company had for the years ended of the financial statements. Due to the fact above a difference of GAAP was created for the projects that exist in 2006. The GAAP difference is amortizing year to year based on the sales and conclusion of the projects for which the interests were capitalized.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

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

For purposes of the US GAAP net income (loss) and equity reconciliations, stock option compensation expenses of R$23,750 and R$10,106 for the years ended December 31, 2011 and 2010, comprised of (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$19,272 and R$12,924 for the years ended December 31, 2011 and 2010, respectively; and (ii) recording of stock option compensation expense under US GAAP of R$4,478 and R$2,818 for the years ended December 31, 2011 and 2010, respectively. A reduction of equity of R$7,804 and R$12,272 was recorded at December 31, 2011 and 2010.

(v)   Earnings (loss) per share

Under US GAAP,  the presentation of earnings (loss) per share is required for public companies, including earnings per share from continuing operations and net income (loss) per share on the face of the statement of income (loss), and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of shares outstanding during the period and all dilutive potential shares outstanding during each period presented, respectively.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

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

The Company has issued employee stock options (Note 16.3), the dilutive effects of which are reflected in diluted earnings per share by application of the "treasury stock method". Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company's own stock. When the stock options' exercise price was greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti dilutive. For the year ended December 31, 2011, 3,198,261 potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss allocated) to Common shareholders and weighted average Common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2011	2010	2009
Basic numerator		(restated)	(restated)
Dividends proposed	-	98,812	50,716
U.S. GAAP undistributed loss	(755,769)	(193,595)	(185,095)
Allocated U.S. GAAP undistributed loss available forCommon shareholders	(755,769)	(94,783)	(134,379)

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	431,586	412,434	267,174
Basic earnings (loss) per share – U.S. GAAP - R$	(1.7511)	(0.2298)	(0.5030)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(v)	Earnings per share (Continued)

	2011	2010	2009
		(restated)	(restated)
Diluted numerator
Dividends proposed	-	98,812	50,716
U.S. GAAP undistributed loss	(755,770)	(193,595)	(185,095)

Allocated U.S. GAAP undistributed loss available for Common shareholders	(755,770)	(94,783)	(134,379)

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	431,586	412,434	267,174
Stock options	2,566	3,198	-
Noncontrolling interest shares	70,352	17,465	46,602
Antidilutive effect	(72,918)	(20,663)	(46,602)

Diluted weighted-average number of shares	431,586	412,434	267,174

Diluted loss per share – U.S. GAAP - R$	(1.7511)	(0.2298)	(0.5030)

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2011 was R$183,113 (2010 – R$193,543), which was being amortized to income over a period of up to 10 years until December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2011 2010 and 2009 was R$62,536.

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

Under Brazilian GAAP, the sale of the 40% ownership interest in FIT Residencial to Tenda shareholders in exchange for the Tenda shares generated negative goodwill of R$210,402, reflecting the gain on the sale of the interest in FIT Residencial. From October 22 to December 31, 2008 under Brazilian GAAP, the Company amortized the total amount of R$210,402 of the negative goodwill, represented by the gain on the partial sale of Fit Residencial, as required by the adoption of the new CPC’s.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

Under US GAAP, the Company recorded the transfer of Fit Residencial as a partial sale to the noncontrolling shareholders of Tenda and a gain of R$205,527 was recorded in the net income for the year ended December 31, 2008. The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	(162,176)
205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which are amortized over the estimated useful lives up to 5 years. For the years ended December 31, 2011 and 2010, the amount of R$11,851 were amortized per year. At December 31, 2011, accumulated amortization was R$37,890, and the remaining net book value of R$35,149 will be amortized ratably through October 2013. And R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

As mentioned in Note 1, on December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

(b)	Alphaville transaction

Alphaville redeemable non-controlling interest

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

(b)	Alphaville transaction (continued)

The Company reevaluated the Alphaville Urbanismo S.A. (AUSA) purchase contract and determined that the non-controlling interest was redeemable. The non-controlling interest is redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and is recorded as mezzanine equity. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements to fair value of the redemption amount following the allocation of NCI profit or loss for the period are adjusted against retained earnings of the company in accordance with ASC 480-10-S99-3A-15 and 3A-16C.

On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement.  The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$126,490 which will be paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$20,902 and R$184,656, respectively.

Under US GAAP, acquired intangible assets include, R$168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$20,902 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

(b)	Alphaville transaction (continued)

For the year ended December 31, 2011, the Company amortized R$23,584 (2010 - R$33,115 and 2009 – R$24,305) of the fair value assigned in the purchase price allocation.

(c)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. ("Nova Cipesa"), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value ("VGV") of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000, totaling the acquisition amount of R$90,000 and goodwill amounting to R$40,687 was recorded, based on expected future profitability under BR GAAP.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

(c)	Cipesa transaction (continued)

For the year ended December 31, 2011, the Company amortized no amount (R$9,119 in 2010) of the fair value assigned in the purchase price allocation.

(d)	Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco through special purpose entities, as follow: Blue I (66.67%), Blue II (50%), Jardim Lorena (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$40,000.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

(d)	Redevco transaction (continued)

(vii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 29(f)(i)). The reclassifications are summarized as follows:

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•	Under Brazilian GAAP, restricted cash is presented as short term investment in the balance sheet. For US GAAP purposes, restricted cash is presented separately outside of short-term investment.

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

•
As of December 31, 2011, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in certain debentures, including debentures with cross default provisions, for which a waiver was obtained and certain covenant ratios were renegotiated in March 2012.  For Brazilian GAAP purposes, such debt was classified as a current liability as required since the violations were not cured as of the balance sheet date.  For US GAAP, such amounts are not classified as current, as provided for in ASC 470.10, as the waiver and amendment were obtained prior to issuance of the financial statements.

Temporary equity

Under BR GAAP, as described in Note 18 (v), the Company has recorded as noncontrolling interest the portion of AUSA’s capital stock for which it does not have legal ownership at December 31, 2010. Although it has a forward contract to acquire these equity interests at set dates in the future at fair value, no liability has been recorded for the redemption value as there is no liability to transfer cash or financial assets as the Company can use its own equity instruments as consideration. The Company has therefore accounted for this transaction based on embedded derivative component. As the fair value of this embedded derivative has no significant value, no derivative asset or liability is recorded.

Under US GAAP, as described in Note 29 a) b), the redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity. At issuance the initial recognition based on fair value was recorded as temporary equity with a corresponding entry in retained earnings; subsequent re-measurements to fair value of the redemption amount are adjusted against retained earnings.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(a)	Description of the GAAP differences (Continued)

(vi)  Business combinations (Continued)

(d)	Redevco transaction (continued)

(viii)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 29(f)(ii)). The reclassifications are summarized as follows:

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

•	The net income differences between Brazilian GAAP and US GAAP (Note 29(b)(i)) were incorporated in the statement of income (loss) in accordance with US GAAP.

(ix)	Tenda’s share issuance cost

Under US GAAP, the share's issuance cost incurred for the acquisition of the remaining 40% of TENDA for R$11,072 is recorded directly as a reduction of equity.  The accounting is the same under Brazilian GAAP, the Company recorded the amount as an expense.  Accordingly, this expense is eliminated in the reconciliation to net income prepared in accordance with US GAAP.

(x)	Reclassification of noncontrolling interest

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

Under US GAAP this amount is presented as a component of net income attributable to noncontrolling interest. The reclassification of noncontrolling interest for this adjustment was R$30,178 for the year ended December 31, 2009.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note		2010	2009
		2011	(restated)	(restated)
Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		(944,857)	264,565	101,740
Revenue recognition - net operating revenue	29(a)(ii)	711,821	(1,049,492)	(1,089,473)
Revenue recognition - operating costs	29(a)(ii)	(312,409)	655,186	754,150
Amortization of capitalized interest	29(a)(iii)	-	-	(5,771)
Stock compensation (expense) reversal	29(a)(iv)	23,750	10,106	7,194
Reversal of negative goodwill amortization of Redevco and Tenda	29(a)(vi)	-	-	(9,114)
Business Combination of Tenda, Redevco and Cipesa	29(a)(vi)	(10,575)	(14,964)	(2,973)
Business Combination of Alphaville	29(a)(vi)	(25,348)	(34,960)	(16,786)
Other, net		-	-	141
Reclassification of noncontrolling interest	29(a)(x)	-	-	30,178
Noncontrolling interests on adjustments above	29(a)(ii)	11,894	2,704	28,832
Tenda’s share issuance cost	29(a)(ix)	-	-	11,072
Equity pick-up	29(a)(ii)	(1,512)	(34,114)	(24,330)
Deferred income tax on adjustments above		(208,523)	106,186	80,762

Net loss under US GAAP		(755,769)	(94,783)	(134,379)

Net loss attributable to the noncontrolling interests under US GAAP		27,784	21,214	30,333

Net loss attributable to Gafisa under US GAAP		(727,985)	(73,569)	(104,046)
Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares	431,586	412,434	267,174
Loss per share
Common (i)
Basic	(1.7511)	(0.2298)	(0.5030)
Diluted	(1.7511)	(0.2298)	(0.5030)

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP (Continued)

(ii)	Equity

	Note	2011	2010	2009
			(restated)	(restated)
Equity under Brazilian GAAP		2,648,472	3,570,750	2,325,634
Revenue recognition - net operating revenue	29(a)(ii)	(2,476,959)	(3,188,782)	(2,164,311)
Revenue recognition - operating costs	29(a)(ii)	1,804,912	2,117,322	1,462,135
Liability-classified stock options	29(a)(iv)	(7,804)	(12,272)	(3,939)
Reversal of goodwill amortization of Alphaville	29(a)(vi)	18,234	18,234	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	29(a)(vi)	(232,327)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	29(a)(vi)	205,527	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	29(a)(vi)	53,986	64,560	79,524
Business Combination – Alphaville	29(a)(vi)	(99,196)	(73,848)	(38,888)
Other, net		(1,117)	(1,844)	(446)
Noncontrolling interests on adjustments above		63,668	51,773	49,069
US GAAP adjustment equity accounted investees		(59,958)	(58,441)	(24,330)
AUSA – redeemable noncontrolling interest	29(a)(vii)	(319,802)	(179,303)	(246,498)
Deferred income tax on adjustments above		122,312	330,495	225,012

Gafisa equity under US GAAP		1,719,948	2,611,844	1,679,418

Noncontrolling interests under US GAAP		21,174	20,833	18,826

Equity under US GAAP		1,741,122	2,632,677	1,697,844

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP (Continued)

(ii)	Equity (Continued)

Condensed changes in total equity under US GAAP

	2011	2010	2009
		(restated)	(restated)
At beginning of the year	2,632,677	1,697,844	1,886,031
Capital increase, net of issuance expenses	20,121	1,062,439	9,736
Stock options	(15,946)	2,166	-
Sale of treasury shares	-	-	82,046
Net loss attributable to Gafisa	(755,769)	(94,783)	(134,379)
Tenda’s shares issuance cost	-	-	(11,072)
Minimum mandatory dividend	-	(102,932)	(50,716)
Noncontrolling interests	341	2,407	16,927
AUSA – redeemable noncontrolling interest	(140,499)	67,195 (1)	(100,729)
Other	197	(1,659)	-
At end of the year	1,741,122	2,632,677	1,697,844

(1)	Refers to redemption of noncontrolling interest of 20% in the amount of R$123,164 net of restatement of the fair value in the amount of R$55,969.

Condensed equity under US GAAP

	2011	2010	2009
Equity		(restated)	(restated)
Common shares, comprising 432,100,073 shares outstanding (2010 – 430,915,889; 2009 – 333,554,788)	2,734,157	2,654,836	1,664,665
Treasury shares	(1,731)	(1,731)	(1,731)
Retained earnings (accumulated losses)	(1,012,478)	(41,261)	16,484

Total Gafisa equity	1,719,948	2,611,844	1,679,418

Noncontrolling interests	21,174	20,833	18,426

Total equity	1,741,122	2,632,677	1,697,844

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

(i)	Recent US GAAP accounting pronouncements

The Financial Accounting Standards Board (“FASB”) recently issued a number of Statements of Financial Accounting Standards and interpretations; the standards and interpretations described below have not had or are not expected to have a material impact on the financial position and results of operations of the Company, unless otherwise indicated.

a)	Accounting pronouncements adopted

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. There is no material impact in the financial statements adoption of this standard on January 1, 2010.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

a)	Accounting pronouncements adopted -- continued

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

Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. There is no material impact in the financial statements adoption of this standard on January 1, 2010.

b)	Accounting pronouncements not yet adopted

The FASB issued ASU 2010-25 Plan Accounting – Defined Contribution Pension Plan (Topic 962) which amends the requirement that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The Company is evaluating if the adoption of ASU 2010-20 will not have a material impact on its consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

b)	Accounting pronouncements not yet adopted -- continued

The FASB issued ASU 2010-20 Receivables (Topic 310) which improves the disclosures that an entity provides about the credit quality of its financing receivables and the related allowance for credit losses. As a result of these amendments, an entity is required to disaggregate by portfolio segment or class certain existing disclosures and provide certain new disclosures about its financing receivables and related allowance for credit losses. The Company is evaluating if the adoption of ASU 2010-20 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-18 Receivables (Topic 310) which clarifies that modifications of loans that are accounted for within a pool under Subtopic 310-30, which provides guidance on accounting for acquired loans that have evidence of credit deterioration upon acquisition, do not result in the removal of those loans from the pool even if the modification would otherwise be considered a troubled debt restructuring. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change. The amendments do not affect the accounting for loans under the scope of Subtopic 310-30 that are not accounted for within pools. Loans accounted for individually under Subtopic 310-30 continue to be subject to the troubled debt restructuring accounting provisions within Subtopic 310-40. The Company is evaluating if the adoption of ASU 2010-18 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-11 Derivatives and Hedging (Topic 815) which clarifies the type of embedded credit derivative that is exempt from embedded derivative bifurcation requirements. Only one form of embedded credit derivative qualifies for the exemption one that is related only to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The Company is evaluating if the adoption of ASU 2010-11 will not have a material impact on its consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

b)	Accounting pronouncements not yet adopted -- continued

The FASB issued ASU 2010-10 Consolidation (Topic 810) which defers the effective date of the amendments to the consolidation requirements made by FASB Statement 167 to a reporting entity’s interest in certain types of entities and clarifies other aspects of the Statement 167 amendments. As a result of the deferral, a reporting entity will not be required to apply the Statement 167 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. This Update also clarifies how a related party’s interests in an entity should be considered when evaluating the criteria for determining whether a decision maker or service provider fee represents a variable interest. In addition, the Update also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker’s or service provider’s fee is a variable interest. The Company is evaluating that the adoption of ASU 2010-10 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2010-09 Subsequent Events (Topic 855) which addresses both the interaction of the requirements of Topic 855, Subsequent Events, with the SEC’s reporting requirements and the intended breadth of the reissuance disclosures provision related to subsequent events (paragraph 855-10-50-4). The amendments in this Update have the potential to change reporting by both private and public entities, however, the nature of the change may vary depending on facts and circumstances. The Company is evaluating that the adoption of ASU 2010-09 will not have a material impact on its consolidated financial statements.

Accounting Standards Update (ASU) number 2010-06 Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This update provides amendments to Subtopic 820-10 and are expected to provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The Company is evaluating that the adoption of ASU 2010-09 will not have a material impact on its consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

b)	Accounting pronouncements not yet adopted -- continued

The FASB issued ASU 2010-28, Intangibles – Goodwill and Others (Topic 350): When to perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts in December 2010. This ASU specifies that an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the revised guidance should be included in the earnings as required by Section 350-20-35. The revised guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. . The Company is evaluating the adoption of ASU 2010-28 will not have a material impact on its consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

b)	Accounting pronouncements not yet adopted --continued

The revised guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company applied the revised disclosure provisions in the notes to its consolidated financial statements prospectively, as applicable. The Company is evaluating if the adoption of ASU 2009-29 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2011-04, Fair Value Measurements (Topic 820), which amends the fair value measurement guidance and includes some enhanced disclosure requirements. The most significant change in disclosures is an expansion of the information required for Level 3 measurements based on unobservable inputs. The standard is effective for fiscal years beginning after December 15, 2011. The Company is evaluating if the adoption of ASU 2011-04 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2011-08, Intangibles – Goodwill and other (Topic 350), which provides entities an option to perform a qualitative assessment to determine whether further impairment testing on goodwill is necessary. Specifically, an entity has the option to first assess qualitative factors to determine whether it is necessary to perform the current two-step test. If an entity believes, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is required. This standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is evaluating if the adoption of ASU 2011-08 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2011-10, Property, Plant and Equipment (Topic 360), which the objective of this update is to resolve the diversity in practice about whether the guidance in Subtopic 360-20 applies to a parent that ceases to have a controlling financial interest (as described in Subtopic 810-10) in a subsidiary that is in substance real estate as a result of default on the subsidiary’s nonrecourse debt. This update does not address whether the guidance in Subtopic 360-20 would apply to other circumstances when a parent ceases to have a controlling financial interest in a subsidiary that is in substance real estate. The Company is evaluating if the adoption of ASU 2011-10 will not have a material impact on its consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

29.	Supplemental Information - Summary of Principal
Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2011, 2010 and 2009 -- continued

(c)	US GAAP supplemental information (Continued)

The FASB issued ASU 2011-11, Balance Sheet (Topic 210), which determines that the new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. This ASU will not have a material effect on the Company’s financial position or results of operations, but will change the Company’s disclosure policies for financial derivative instruments. The Company is evaluating if the adoption of ASU 2011-11 will not have material impact and its consolidated financial statement.

(ii)	Additional information - stock option plan

The Company has adopted the modified prospective transition method and the liability-classified awards were measured at fair market value as of January 1, 2006. The assumptions were: weighted historical volatility of 29%; expected dividend yield of 0%; annual risk-free interest rate of 8%, and; expected average total lives of 1.6 years.

As of December 31, 2010, all the liability-classified awards were remeasured at their fair value and amounted to R$12,272 (2009 – R$3,939). The reversal of stock compensation expense (General and administrative expenses) related to the stock option plans totaled an expense of R$12,924 in the year ended December 31, 2010 (2009 – reversal of R$7,233). The assumptions were: weighted historical volatility of 64% (2009 – 69%); expected dividend yield of 1.9% (2009 – 1.1%); average annual risk-free interest rate of 11% (2009 – 9%), and; expected average total lives of 2.0 years in 2010 (2009 – 2.0 years). As of December 31, 2011, the compensation cost related to nonvested stock options to be recognized in future periods was R$13,367 (2010 – R$14,676) and its weighted average recognition period was approximately 2.0 years in 2011 (2010 – 2.0 years).

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders' equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

(i)	Condensed consolidated balance
sheets under US GAAP

	2011	2010	2009
		(restated)	(restated)
Assets
Current assets
Cash and cash equivalents	82,592	217,328	292,940
Short-term investments	409,993	285,367	1,005,882
Restricted short-term investments	365,766	624,687	96,846
Receivables from clients	2,444,323	1,753,908	811,834
Properties for sale	3,049,652	3,219,903	2,703,790
Prepaid expenses	55,001	18,637	14,122
Deferred income tax	-	-	79,101
Other accounts receivable	100,141	191,518	88,900

Investments	394,221	314,132	115,407
Property and equipment, net	96,669	79,576	58,969
Intangibles, net	235,151	259,244	274,528
Goodwill	62,536	62,536	62,536
Other assets
Receivables from clients	421,640	580,813	1,048,573
Properties for sale	798,206	470,425	364,948
Deferred income tax	-	219,942	117,234
Other	345,254	184,251	184,447

Total assets	8,861,145	8,482,267	7,320,057

	2011	2010	2009
Liabilities and equity		(restated)	(restated)
Current liabilities
Short-term debt, including current portion of long-term debt	650,306	639,265	653,070
Debentures	311,875	29,488	132,077
Obligations for purchase of land	361,268	239,980	241,396
Payables for materials and services suppliers	110,985	160,275	169,085
Taxes and labor contributions	128,402	99,704	193,694
Advances from clients - real estate and services	866,428	886,055	586,883
Credit assignments	54,825	72,572	201,376
Acquisition of investments	20,560	23,062	21,090
Dividends payable	11,774	99,424	50,716
Others	637,937	120,947	81,863
Long-term liabilities
Loans, net of current portion	886,336	551,546	476,645
Debentures, net of current portion	1,595,961	1,860,977	1,796,000
Deferred income tax	97,380	-	80,919
Obligations for purchase of land	140,227	118,456	141,563
Obligations assumed on the assignment of receivables	431,226	-	-
Payables to venture partners	253,390	380,000	300,000
Commitments and provisions for contingencies	134,914	124,537	110,073
Other payables and provision	67,244	242,502	129,763

Alphaville redeemable non-controlling interest	358,985	200,800	256,000

Equity
Total Gafisa equity	1,719,948	2,611,844	1,679,418
Noncontrolling interests	21,174	20,833	18,426

Total equity	1,741,122	2,632,677	1,697,844

Total liabilities and equity	8,861,145	8,482,267	7,320,057

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

(ii)	Condensed consolidated statements of operations
under US GAAP

	2011	2010	2009
Gross operating revenue		(restated)	(restated)
Real estate development and sales	3,452,131	2,116,375	1,713,419
Construction and services rendered	29,583	24,892	48,662
Taxes on services and revenues	(231,487)	(212,137)	(61,142)

Net operating revenue	3,250,227	1,929,130	1,700,940
Operating costs (sales and services)	(2,743,144)	(1,472,085)	(1,256,317)

Gross profit	507,083	457,045	444,623

Operating expenses
Selling, general and administrative	(610,055)	(477,146)	(439,385)
Other	(252,920)	(98,630)	(135,639)

Operating loss before financial results and income tax	(355,892)	(118,731)	(130,401)

Financial income	80,760	120,419	125,913
Financial expenses	(178,130)	(218,229)	(228,838)
Loss before income tax	(453,262)	(216,541)	(233,326)

Taxes on income
Current	(89,495)	(2,498)	(18,398)
Deferred	(244,915)	103,309	56,765
Income tax benefit (expense)	(334,410)	100,811	40,367

Loss before equity in results and noncontrolling Interests	(787,672)	(115,730)	(192,959)
Equity pick-up in associates	59,687	42,161	88,913

Loss for the year	(727,985)	(73,569)	(104,046)
Net loss attributable to the noncontrolling interests	(27,784)	(21,214)	(30,333)
Net loss attributable to Gafisa	(755,769)	(94,783)	(134,379)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

(iii)	Additional information – income taxes

Change in the valuation allowance for net operating losses was as follows:

	2011	2010	2009
		(restated)	(restated)
Opening balance at January 1	(29,241)	(14,476)	(19,325)
Change in valuation allowance	(382,307)	(14,765)	4,849
Closing balance at December 31	(411,548)	(29,241)	(14,476)

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

As of December 31, 2011, 2010 and 2009 the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are normally open to audit for five years.

(iv)	Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income (loss) is the same as net income.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2011
(Amounts in thousands of Brazilian Reais, except as stated otherwise)

(v)	Statement of cash flows

For each period for which an income statement is presented and required to be reconciled to US GAAP, SEC rules require that the Company provide either a statement of cash flows prepared in accordance with US GAAP  or IFRS; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with US GAAP.

The Company's primary differences in net income (loss) between Brazilian GAAP and net loss for US GAAP are explained in items 29(a)(ii) to (vii) above.  The statement of cash flows for new Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows which conforms with IAS 7.

(vi)	Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

*          *          *