Form 20-F
period 2012-12-31
Gafisa S.A.
filed 2013-04-12
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
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

The number of outstanding shares as of December 31, 2012 was:

Title of Class	Number of Shares Outstanding
Common Stock	433,229,779*

*           Includes 599,486 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒	Accelerated Filer ☐	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☒	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

INTRODUCTION

In this annual report, references to “Gafisa,” “we,” “our,” “us,” “our company” and “the Company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” or “BR GAAP” are to accounting practices adopted in Brazil and references to “US GAAP” are to generally accepted accounting principles in the United States. Any reference to “financial statement” is related to our consolidated financial statements.

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

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that converged Brazilian GAAP with IFRS. Our Brazilian GAAP financial statements as of and for the year ended December 31, 2008 reflect changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at that time.  We elected January 1, 2009 as a transition date to full adoption of the new accounting standards (“new CPCs”).  Our financial statements as of and for the year ended December 31, 2009 and as of January 1, 2009 have been restated to reflect these adjustments.  In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC.  We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2012.  Consequently, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).  We understand that the IASB continues to consider alternatives to its current revenue recognition principles applicable to construction companies and we continue to follow developments as proposed by the CPC and other accounting standards bodies in other jurisdictions.

Reconciliations and descriptions of the effect of the transition to the newly adopted Brazilian GAAP are provided in Note 2.1.3 to our 2010 audited financial statements not included in this annual report.

Brazilian GAAP differs in significant respects from US GAAP and IFRS. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of equity and net income (loss) from Brazilian GAAP to US GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect statement of income (loss) and balance sheet information for all of our subsidiaries, and also separately disclose the interest of non-controlling shareholders. With respect to our jointly-controlled entities, in accordance with the applicable shareholders’ agreements, we consolidate statement of income (loss) and balance sheet information relating to those entities in proportion to the equity interest we hold in the capital of such investees for Brazilian GAAP purposes.

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

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from US GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and equity from Brazilian GAAP to US GAAP, see notes to our consolidated financial statements included elsewhere in this annual report. See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

The following table sets forth financial information as of and for the years ended December 31, 2012, 2011, 2010 and 2009 which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2012. Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31,
	2012		2011		2010		2009
	(in thousands except per share, per ADS and operating data)
Consolidated Income Statement Data:
Brazilian GAAP:
Net operating revenue	R$	3,953,282	R$	2,940,506	R$	3,403,050	R$	3,022,346
Operating costs		(2,941,025)		(2,678,338)		(2,460,918)		(2,143,762)
Gross profit		1,012,257		262,168		942,132		878,584
Operating expenses, net		(840,452)		(865,092)		(549,403)		(600,815)
Financial expenses, net		(206,940)		(159,903)		(82,117)		(111,006)
Income (loss) before income and social contribution taxes		(35,135)		(762,827)		310,612		166,763
Income and social contribution taxes		(41,228)		(142,362)		(22,128)		(37,812)
Net income (loss) for the year		(76,363)		(905,189)		288,484		142,962
Net income for the year attributable to non-controlling interest		48,141		39,679		23,919		41,222
Net income (loss) for the year attributable to owners of Gafisa S.A.	R$	(124,504)	R$	(944,868)	R$	264,565	R$	101,740
Share and ADS data(1):
Per common share data— R$ per share:
Earnings (loss) per share—Basic		(0.2880)		(2.1893)		0.6415		0.3808
Earnings (loss) per share—Diluted		(0.2880)		(2.1893)		0.6109		0.3242
Weighted average number of shares outstanding—in thousands		432,246		431,586		412,434		267,174
Dividends and interest on shareholders’ equity declared—in thousands of R$		—		—		98,812		50,716
Earnings (loss) per share—R$ per share		(0.2878)		(2.1867)		0.6140		0.6100
Number of common shares outstanding as at end of period—in thousands*		432,630		432,099		430,915		166,778
Earnings (loss) per ADS—R$ per ADS(2)		(0.5756)		(4.3734)		1.2279		1.2200
US GAAP:
Net operating revenue		3,930,729		3,250,227		1,929,130		1,700,940
Operating costs		(3,008,345)		(2,743,144)		(1,472,085)		(1,256,317)
Gross profit		922,384		507,083		457,045		444,623

	As of and for the year ended December 31,
	2012		2011		2010		2009
	(in thousands except per share, per ADS and operating data)
Operating expenses, net		(859,657)		(862,975)		(575,776)		(575,024)
Financial expenses, net		(191,414)		(97,370)		(97,810)		(102,925)
Loss before income and social contribution taxes and equity pick-up		(128,687)		(453,262)		(216,541)		(233,326)
Income and social contribution taxes		(68,733)		(334,410)		100,811		40,367
Equity pick-up		108,265		59,687		42,161		88,913
Net loss for the year		(89,155)		(727,985)		(73,569)		(104,046)
Net income attributable to non-controlling interests		32,048		27,784		21,214		30,333
Net loss attributable to owners of Gafisa S.A.(3)		(121,203)		(755,769)		(94,783)		(134,379)
Per share and ADS data(1):
Per common share data—R$ per share:
Loss per share—Basic		(0.2804)		(1.7511)		(0.2298)		(0.5030)
Loss per share—Diluted		(0.2804)		(1.7511)		(0.2298)		(0.5030)
Weighted average number of shares outstanding — in thousands		432,246		431,586		412,434		267,174
Dividends declared and interest on equity		—		—		98,812		50,716
Per ADS data—R$ per ADS(2):
Loss per ADS—Basic(2)		(0.5608)		(3.5023)		(0.4596)		(1.006)
Loss per ADS—Diluted(2)		(0.5608)		(3.5023)		(0.4596)		(1.006)
Weighted average number of ADSs outstanding—in thousands		216,123		215,793		206,217		133,587
Dividends and interest on equity declared		—		—		98,812		50,716
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	R$	1,681,288	R$	983,660	R$	1,201,148	R$	1,424,053
Current and non-current properties for sale		2,460,683		2,847,290		2,206,072		1,748,457
Working capital(4)		4,339,100		2,498,419		4,808,337		3,195,413
Total assets		9,070,994		9,506,624		9,040,791		7,455,421
Total debt(5)		3,916,346		3,755,810		3,290,109		3,122,132
Total equity		2,692,367		2,747,094		3,632,172		2,384,181
US GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments		1,566,042		858,351		1,127,382		1,395,668
Current and non-current properties for sale		3,260,711		3,847,858		3,690,328		3,068,738
Working capital(4)		3,419,171		3,353,108		3,940,576		2,762,165
Total assets		8,694,612		8,861,145		8,482,267		7,320,057
Total debt(5)		3,642,920		3,444,478		3,081,276		3,057,792
Total Gafisa equity		1,619,276		1,719,948		2,611,844		1,679,418
Equity of non-controlling interests		53,222		21,174		20,833		18,426
Total equity		1,672,498		1,741,122		2,632,677		1,697,844
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities		650,945		(808,711)		(1,079,643)		(692,084)
Investing activities		(322,894)		(6,921)		122,888		(762,164)
Financing activities		161,488		(696,848)		920,197		1,555,745
Operating data:
Number of new developments		35		49		127		69
Potential sales value(6)		2,951,961		3,526,298		4,491,835		2,301,224
Number of units launched(7)		8,947		12,224		22,233		10,810
Launched usable area (m2)(8)		3,153,251		2,250,725		3,008,648		1,415,110
Units sold		7,157		9,844		20,744		21,952

*	Common shares held in Treasury are not included.

(1)
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

(2)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares.

(3)	The following table sets forth reconciliation from US GAAP net loss to US GAAP net loss available to common shareholders:

	As of and for the year ended December 31,
	2012	2011	2010	2009
Reconciliation from US GAAP net loss attributable to Gafisa to US GAAP net loss available to common shareholders (Basic):
US GAAP net loss (Basic)	(121,203)	(755,769)	(94,783)	(134,379)
US GAAP net loss available to common shareholders (Basic loss)	(121,203)	(755,769)	(94,783)	(134,379)
Reconciliation from US GAAP net loss attributable to Gafisa to US GAAP net loss available to common shareholders (Diluted):
US GAAP net loss (Diluted)	(121,203)	(755,769)	(94,783)	(134,379)
US GAAP net loss available to common shareholders (Diluted earnings (loss))	(121,203)	(755,769)	(94,783)	(134,379)

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

(4)	Working capital equals current assets less current liabilities.

(5)	Total debt comprises short-term and long-term of loans, financings and debentures.

(6)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(7)	The units delivered in exchange for land pursuant to swap agreements are not included.

(8)	One square meter is equal to approximately 10.76 square feet.

The following table sets forth financial information as of and for the year ended December 31, 2008 and have been prepared in accordance with Brazilian GAAP in effect at such time. See “Presentation of Financial and Other Information.” Significant changes were introduced to Brazilian GAAP in 2010 which were applied retroactively to January 1, 2009 but not to prior periods. Therefore the financial information presented below as of and for the year ended December 31, 2008 is not comparable to the financial information as of and for the years ended December 31, 2012, 2011, 2010 and 2009 presented above. Certain information below is presented in accordance with US GAAP.

	As of and for the year ended December 31, 2008(1)
	(in thousands except per share, per ADS and operating data)
Consolidated Income Statement Data:
Brazilian GAAP:
Gross operating revenue	R$	1,805,468
Net operating revenue		1,740,404
Operating costs		(1,214,401)
Gross profit		526,003
Operating expenses, net		(357,798)
Financial income, net		7,815
Income before taxes on income and non-controlling interest		176,020
Taxes on income		(43,397)

	As of and for the year ended December 31, 2008(1)
	(in thousands except per share, per ADS and operating data)
Non-controlling interest		(22,702)
Net income		109,921
Share and ADS data (2):
Per common share data—R$ per share:
Earnings per share—Basic		—
Earnings per share—Diluted		—
Weighted average number of shares outstanding—in thousands		—
Dividends and interest on equity declared		26,104
Earnings per share—R$ per share		0.8458
Number of common shares outstanding as at end of period—in thousands		129,962
Earnings per ADS—R$ per ADS(3)		1.6916
US GAAP as restated:
Net operating revenue		1,306,626
Operating costs		(979,603)
Gross profit		327,023
Operating expenses, net		(114,658)
Financial income, net		76,653
Income before income taxes, equity in results and non-controlling interest		289,018
Taxes on income		(49,279)
Equity in results		29,873
Net income		269,612
Less: Net income attributable to non-controlling interests		(17,485)
Net income attributable to Gafisa		252,127
Per share and ADS data:
Per preferred share data—R$ per share:
Earnings per share—Basic		—
Earnings per share—Diluted		—
Weighted average number of shares outstanding—in thousands
Per common share data—R$ per share:
Earnings per share—Basic		0.9977
Earnings per share—Diluted		0.5895
Weighted average number of shares outstanding—in thousands		259,341
Dividends declared and interest on equity		26,104
Per ADS data—R$ per ADS(2):
Earnings per ADS—Basic(2)		1.9954
Earnings per ADS—Diluted(2)		1.1790
Weighted average number of ADSs outstanding—in thousands		129,671
Dividends and interest on equity declared		26,104
Balance sheet data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	R$	605,502
Current and non-current properties for sale		2,028,976
Working capital(3)		2,448,305
Total assets		5,538,858
Total debt(4)		1,552,121
Total equity		1,612,419

	As of and for the year ended December 31, 2008(1)
	(in thousands except per share, per ADS and operating data)
US GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	R$	587,432
Current and non-current properties for sale		2,663,737
Working capital(3)		2,653,630
Total assets		5,381,926
Total debt(4)		1,525,138
Total Gafisa equity		1,465,866
Non-controlling interests		420,165
Total equity		1,886,031
Consolidated cash flow provided by (used in):
Brazilian GAAP:
Operating activities		(812,512)
Investing activities		(78,300)
Financing activities		911,817
Operating data:
Number of new developments		64
Potential sales value(5)		2,763,043
Number of units launched(6)		10,963
Launched usable area (m2)(7)(8)		1,838,000
Sold usable area (m2)(7)(8)		1,339,729
Units sold		11,803

(1)
Our Brazilian GAAP financial statements as of and for the year ended December 31, 2008 reflects the changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008.  The Brazilian GAAP financial information was restated to correct the accounting treatment for net income attributable to non-controlling interest related to an unincorporated venture to financial expenses.

(2)	Earnings per ADS is calculated based on each ADS representing two common shares.

(3)	Working capital equals current assets less current liabilities.

(4)	Total debt comprises loans, financings and short term and long term debentures.

(5)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(6)	The units delivered in exchange for land pursuant to swap agreements are not included.

(7)	One square meter is equal to approximately 10.76 square feet.

(8)	Does not include data for FIT, Tenda and Bairro Novo.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2012, the real depreciated by 8.9% against the U.S. dollar. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end		Average for period(1)		Low		High
	(per U.S. dollar)
Year Ended:
December 31, 2008	R$	2.337	R$	2.030	R$	1.559	R$	2.500
December 31, 2009		1.741		2.062		1.702		2.422
December 31, 2010		1.665		1.759		1.655		1.880
December 31, 2011		1.876		1.718		1.535		1.902
December 31, 2012		2.044		1.907		1.702		2.112
Month Ended:
October 2012		2.031		2.030		2.022		2.038
November 2012		2.107		2.069		2.031		2.107
December 2012		2.044		2.078		2.044		2.112
January 2013		1.988		2.018		1.988		2.047
February 2013		1.975		1.973		1.957		1.989
March 2013		2.014		1.986		1.953		2.019
April 2013 (through April 11)	1.973		1.998		1.973		2.024

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On April 11, 2013, the selling rate was R$1.973 to US$1.00.  The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 11, 2013 may not be indicative of future exchange rates.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2012, our net debt plus payable to venture partners (indebtedness from debentures, working capital, project financing and payables to venture partners balance, net of our cash position) was R$2,558.8 million: our cash and cash equivalents and short-term investments were R$1,681.3 million and our total debt was R$3,916.3 million and obligations to venture partners were R$323.7 million.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2012 and 2011, we decided to sell a portion of our landbank and our evaluation of impairment on landbank and properties for sale resulted in provisions for impairment in the amount of R$54.4 million and R$92.1 million, respectively.

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

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional debt or equity securities. For example, in 2012, we issued R$360.0 million in subordinated indebtedness, including: (1) R$150 million in bank credit certificates, or CCBs, on September 5, 2012, (2) R$80 million in our third restricted public issuance of commercial paper in a single series in December 2012 and (3) R$130 million in CCBs issued by our subsidiary Alphaville secured by a pledge of sales receivables and certain ventures. In addition, on October 31, 2012, we amended the terms of certain CCBs in the amount of R$100 million to provide additional security, including a first-priority mortgage of certain real estate ventures, a pledge of sales receivables and to adjust the payment terms of the CCB. We could face financial risks, covenant restrictions and restrictions on our ability to employ are assets associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

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

As of December 31, 2012, our total debt (loans, financing and debentures) and payables to venture partners was R$4,240.1 million and our short-term debt and payables to venture partners was R$1,320.2 million. In addition, as of December 31, 2012 our cash and cash equivalents and short-term investments available was R$1,681.3 million and our net debt represented 95.0% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. A hypothetical 1% adverse change in interest rates would have had an annualized unfavorable impact of approximately R$42.4 million on our earnings and cash flows, based on the net debt level as of December 31, 2012.

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

As of December 31, 2011, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in certain of our debentures, for which we obtained a waiver and renegotiated certain covenant ratios in March 2012. In each of January, April and June 2012, we were in default on restrictive covenants for a bank loan (cédula de crédito imobiliário) or CCB in the amount of R$100.0 million as a result of a downgrade in our corporate rating. In each instance, we obtained a waiver to avoid early redemption of this indebtedness.  If we are unable to renew these and/or receive other waivers, a large portion of our debt could be subject to acceleration. While we do not believe such occurrence to be likely, if it were to happen, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us.

We cannot guarantee that we will be successful in obtaining any waivers or renewing existing waivers. As of December 31, 2012, the Company and its subsidiaries were not in default on the contractual covenants provided for in our debentures and others credits instruments,

We may not be successful in managing and integrating the businesses and activities of Alphaville, Cipesa and Tenda.

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

We intend to carry out a strategy seeking to reorganize our operational organization and promote performance.  This strategy includes the implementation of a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand, and implementing a corporate culture shift within our Tenda brand focused on aligning incentives to improve project execution. As a result, we established a new operating structure organized by brand (Gafisa, Alphaville and Tenda) and appointed divisional executive officers responsible for the profit and loss of each business unit. This strategy is intended to pursue the goal of helping to produce more stable cash flow and contributing toward a return to sustainable growth. However, there we can be no assurance that we will be able to successfully implement such strategy, and therefore we may also be unsuccessful in achieving such goals behind such strategy, which could result in a material adverse effect with respect to our business, financial condition or results of operations.

Unfavorable judicial, administrative or arbitration decisions may adversely affect us.

We currently are, and may be in the future, defendants in several judicial, administrative proceedings related to civil, labor and tax matters as well as certain arbitration proceedings. We cannot assure you that we will obtain favorable decisions in such proceedings, that such proceedings will be dismissed, or that our provisions for such proceedings are sufficient in the event of an unfavorable decision. Unfavorable decisions that impede our operations, as initially planned, or that result in a claim amount that is not adequately covered by provisions in our balance sheet, may adversely affect our business and financial condition.

We may be held responsible for labor liabilities of our third party contractors.

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2012, we had a total of R$185.5 million of labor liabilities and provisions for such liabilities in the amount of R$55 million. 88% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at the time. We elected January 1, 2009 as a transition date to full adoption of the new Brazilian GAAP as generally adopted by construction companies in Brazil, and amended certain accounting practices in the Brazilian GAAP financial statements. Our financial statements as of and for the year ended December 31, 2009 have been restated to reflect these adjustments. As the prior period Brazilian GAAP financial statements were not adjusted to the new Brazilian GAAP as generally adopted by construction companies in Brazil, these financial statements are not comparable to the financial statements as at and for the years ended December 31, 2012, 2011, 2010 and 2009. Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities and CPC 37 has been applied in preparing the financial statements for the years ended December 31, 2012, 2011, 2010 and 2009.

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

Material weakness identified in our internal control over financial reporting could result in a material misstatement in our financial statements, which could have a material adverse effect on our business and stock price.

We are required to design, implement and maintain effective controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Material weaknesses identified in our internal control over financial reporting could result in a material misstatement in our financial statements, which could have a material adverse effect on our business and stock price.  In connection with the preparation of our financial statements as of and for the year ended December, 31, 2012, we identified a material weakness as discussed more fully in Item 15.    See “Item 15. Controls and Procedures.”

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012 and 0.84% in the three month period ended March 31, 2013. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 1.47% in the two month period ended February 28, 2013. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.14% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012 and 1.25% in the two month period ended February 28, 2013. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

As of December 31, 2012 our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.22 trillion as of March 31, 2013 and an average daily trading volume of US$2.71 billion for 2013. In comparison, the NYSE had a domestic market capitalization of US$16.6 trillion (excluding funds and non-U.S. companies) as of March 31, 2013and an average daily trading volume of approximately US$145 billion for 2013.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 52% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012. The top ten stocks in terms of trading volume accounted for 55% of all shares traded on the BM&FBOVESPA in 2012. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2012 was US$56.54 million and US$12.33 million, respectively.

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

We may need additional funds in the future, and as a result, we may issue additional common shares and/or convertible securities. Any additional funds obtained by such a capital increase may dilute your interest in our company. We will acquire the remaining 20% of Alphaville’s shares that we currently do not own, which may be acquired through the issuance of common shares, depending on the decision of an arbitration proceeding that is currently ongoing. As a result of these new issuances of shares, you may experience additional dilution of your investment in our company. See “Item 4. Information on the Company—A. History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009, 2010 and 2011 with respect to the prior respective fiscal year and based on the negative results of the fiscal year 2011, on May 11, 2012, our shareholders did not approve any distribution of dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 59 years ago, we have completed and sold more than 1,000 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville, which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2012, approximately 54% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 46% of the value of our launches under the Alphaville brand.  In addition, we provide construction services to third parties.  In 2012, we suspended the launch of additional units in our affordable entry-level housing brand, Tenda.

We are one of Brazil’s most geographically-diversified homebuilders and currently operate in 113 cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2012, approximately 38% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

In October 2006, we entered into an agreement with Alphaville Participações S.A. to acquire 100% of Alphaville Urbanismo S.A. (“Alphaville”), one of the largest residential community development companies in Brazil in terms of units and square meters, focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for 6.4 million common shares of Gafisa. The acquisition agreement provided for the purchase of the remaining 40% in two phases: 20% was purchased in 2010 for R$126.5 million and for the remaining 20%, while the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, according to the material fact we released on July 3, 2012.  Alphaville is operating as one of our subsidiaries based in the city of São Paulo.

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

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of lower and lower-middle income residential projects. On October 21, 2008, Gafisa and Tenda concluded a business combination in which FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income segment in Brazil focused on developing real estate units with an average price of less than R$200.0 million. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda. On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s non-controlling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa. On October 26, 2007, Gafisa acquired 70% of Cipesa Engenharia S.A., a leading homebuilder in the State of Alagoas at the time.

On October 1, 2010, Equity International sold its remaining stake in our company. As of December 31, 2012, Fundação dos Economiarios Federais (“FUNCEF”) was the only shareholder holding more than 5.0% of our shares.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, according to the material fact we released on July 3, 2012.  There is an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of Alphaville’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$359.0 million as at December 31, 2012 and 2011. If 70,251,551 common shares of Gafisa are issued to the other shareholders of Alphaville, these shareholders will receive 13.96% of Gafisa’s total capital stock.

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

In 2011, we invested R$105.6 million in machinery and equipment, information technology equipment, software, project planning, technology information projects, and the refurbishment of new office facilities in Minas Gerais. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$33.2 million and R$7.9 million respectively.

In 2012, we invested R$114.8 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$30.7 million and R$5.7 million respectively.

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

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2012, approximately 54% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 46% of the value of our launches under the

Alphaville brand.  In addition, we provide construction services to third parties.  In 2012, we suspended the launch of additional units in our affordable entry-level housing brand, Tenda.

We are one of Brazil’s most geographically-diversified homebuilders currently operating in more than 113 municipalities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém, across 21 states and the Federal District, which represents approximately 21% of the national population and approximately 78% of the gross domestic product as of December 31, 2012. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2012 approximately 38% of the value of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

The table below sets forth our potential sales value from new developments generated for each of our real estate activities and as a percentage of total real estate value generated during the periods presented:

	For year ended December 31,
	2012			2011			2010
	(in thousands of R$)		(% of total)	(in thousands of R$)		(% of total)	(in thousands of R$)		(% of total)
Residential buildings	R$	1,314,041	44.5%	R$	1,401,666	39.7%	R$	3,751,243	83.5%
Land subdivisions		1,343,313	45.5		1,040,071	29.5		740,592	16.5
Commercial		294,607	10.0		1,085,099	30.8		—	—
Potential sales		2,951,961	100.0		3,526,836	100.0		4,491,835	100.0

The table below sets forth our actual sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2012			2011			2010
	(in thousands of R$)		(% of total)	(in thousands of R$)		(% of total)	(in thousands of R$)		(% of total)
Residential buildings	R$	753,733	43.7%	R$	885,124	40.0%	R$	2,214,134	82.9%
Land subdivisions		894,176	51.9		706,573	32.0		457,966	17.1
Commercial		75,976	4.4		618,538	28.0		—	—
Potential sales		1,723,885	100.0		2,210,235	100.0		2,672,100	100.0

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for year ended December 31,
	2012	2011	2010
	(in thousands of R$, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	1,338,281	1,611,510	1,537,604
Developments launched(2)	13	16	26
Usable area (m2)(3)	203,636	298,133	357,699
Units launched(4)	2,361	3,808	3,336
Average sales price (R$/m2)(3)	6,572	5,405	4,568
Rio de Janeiro
Potential sales value of units launched(1)	270,367	557,562	158,953
Developments launched(2)	2	4	3
Usable area (m2)(3)	33,987	134,968	36,075
Units launched(4)	260	1,742	285
Average sales price (R$/m2)(3)(5)	7,955	4,131	4,406
Other States(6)
Potential sales value of units launched(1)	—	(12,354)	458,766
Developments launched(2)	—	1	17
Usable area (m2)(3)	—	(2,898)	221,747
Units launched(4)	—	(70)	1,504
Average sales price (R$/m2)(3)(5)	—	1,716	2,068
Total Gafisa
Potential sales value of units launched(1)	1,608,648	2,156,718	2,155,323
Developments launched(2)	15	21	46
Usable area (m2)(3)	237,624	430,203	615,521
Units launched(4)	2,621	5,479	5,124
Average sales price (R$/m2)(3)(5)	6,770	5,013	3,626
Alphaville
Potential sales value of units launched(1)	1,343,313	972,385	740,592
Developments launched(2)	20	12	15
Usable area (m2)(3)(7)	2,915,627	1,655,927	1,705,121
Units launched(4)	6,326	3,714	3,607
Average sales price (R$/m2)(3)(5)	460	526	434
Tenda
Potential sales value of units launched(1)	—	397,733	1,595,919
Developments launched(2)	—	16	66
Usable area (m2)(3)	—	164,595	709,106
Units launched(4)	—	3,030	13,502
Average sales price (R$/m2)(3)(5)	—	2,416	2,251

(1)	Potential sales value is calculated by multiplying the number of units sold in a development by the unit sales price.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)
One square meter is equal to approximately 10.76 square feet; values for Gafisa´s participation on the project. For Gafisa, it includes the usable area of the projects acquired in 2010, Anauá and Igloo Alphaville.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included; values reflect Gafisa’s participation on the project.

(5)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$1,011, R$1,373 and R$1,259 R$1,369 in 2012, 2011 and 2010, respectively.

(6)	In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another which had higher potential sales value, usable area and number of units than the new launch.

(7)
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

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. However, beginning in 2006, we began our national expansion to pursue highly profitable opportunities in residential buildings outside these cities. For the year ended December 31, 2012, none of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro and therefore these states are responsible for 100% of our operations.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 180 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$8,000. Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$30,000.

The table below sets forth our luxury building developments launched between January 1, 2010 and December 31, 2012:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December 31, 2012)
Duquesa-Lorian Qd2B	2012	100	34,429	2015		130	69
Like Brooklin	2012	100	13,298	2015		146	80
ECLAT (Ferreira de Araujo)	2012	100	13,017	2015		49	58
Energy	2012	100	9,666	2015		156	85
Scena Laguna	2012	80	13,728	2015		62.5	51
LIKE SAUDE	2012	100	14,850	2015		144	49
SCENA SANTANA (b)	2012	100	17,548	2015		76	33
ALPHA LAND	2012	100	23,005	2015		210	44
Easy Vila Romana	2011	100	61,100	2014		73	94
Riservatto	2011	100	32,553	2014		174	81
Fradique Coutinho - MOSAICO	2010	100	6,058	2012	(a)	62	98
Smart Perdizes	2010	100	7,310	2013		82	99
Smart Vila Mariana	2010	100	6,542	2012	(a)	74	100
Anauá	2010	80	11,395	2012	(a)	25	92
Zenith - It Fase 3	2010	100	8,464	2013		24	67
Vistta Laguna	2010	80	26,287	2013		129	98

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December31, 2012)
iGLOO Vila Olimpia	2010	50	4,544	2013		89	100
Lorian Qd2A	2010	100	34,429	2014		131	97
The Place - Stake Acquisition	2010	20	1,496	2012	(a)	4	100

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

(a)	Project delivered.

(b)	This project was launched in November 2012 and its sales velocity is in accordance with our business plan.

Middle Income Buildings

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 90 and 180 square meters of private area, three or four bedrooms and two to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$4,500 to R$8,000. Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$10,000 and R$30,000.

The table below sets forth our middle-income building developments launched between January 1, 2010 and December 31, 2012:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December 31, 2012)
Maraville (Ana Maria Lote A)	2012	100	16,956	2015		280	75
COLORATTO	2012	100	19,731	2015		192	60
Mistral	2012	100	6,837	2014		112	77
Smart Santana	2012	100	7,619	2015		84	63
EASY MARACA	2012	100	17,113	2015		147	78
Fantastique (Angá - F1)	2011	100	26,248	2014		378	68
Avant Garde	2011	100	21,020	2015		168	92
Alegria - Fase 4	2011	100	14,599	2014		139	100
Smart Vila Mascote – Lacedemonia	2011	100	10,200	2014		156	84
Alegria - Fase 5	2011	100	14,599	2014		139	98
Smart Maracá	2011	100	11,071	2014		156	100
Royal - Vila Nova São José QC1	2011	100	10,075	2013		68	80
Vision Anália Franco	2011	100	12,280	2014		200	69
Station Parada Inglesa (André Campale)	2011	100	13,224	2014		173	93
Mundi - Residencial Ceramica - Fase I	2011	100	28,749	2014		192	69
Weekend (Vitória Régia)	2010	100	15,004	2013		37	90
Reserva Ecoville	2010	50	38,455	2014		256	83
Pq Barueri Cond Clube F2A -Sabiá	2010	100	15,101	2013		171	80
Alegria - Fase2B	2010	100	14,599	2012	(a)	139	99
Pátio Condomínio Clube - Harmony	2010	100	10,370	2012	(a)	96	98
Mansão Imperial - Fase 2b	2010	100	19,210	2011	(a)	89	98
Golden Residence	2010	100	6,377	2013		78	99
Riservato	2010	100	4,078	2012	(a)	42	100
Pateo Mondrian (Mota Paes)	2010	100	16,012	2012	(a)	115	100
Jatiuca - Maceió - AL - Fase 2	2010	50	4,256	2011	(a)	48	91
Grand Park Varandas - FI	2010	50	14,654	2014		188	68
Canto dos Pássaros_Parte 2 (b)	2010	80	7,428	2013		112	33
Grand Park Varandas - FII	2010	50	12,242	2014		150	68
Grand Park Varandas - FIII	2010	50	8,965	2015		114	68
JARDIM DAS ORQUIDEAS	2010	50	20,811	2013		204	97
JARDIM DOS GIRASSOIS	2010	50	21,000	2013		300	97
Pátio Condomínio Clube - Kelvin	2010	100	10,370	2012	(a)	96	100
Portal da Vila - Vila Nova São José QF	2010	100	10,771	2013		152	98

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December 31, 2012)
CWB 34 - PARQUE ECOVILLE Fase1	2010	50	18,326	2013		204	79
GRAND PARK - GLEBA 05 - F4A	2010	50	6,085	2015		74	68
Barão de Teffé - Fase1	2010	100	14,479	2013		142	99
Jardins da Barra Lote 3	2010	50	15,470	2012	(a)	222	98
Luis Seraphico	2010	100	29,990	2013		233	100
Barão de Teffé - Fase 2	2010	100	12,742	2013		124	100
Parque Ecoville Fase 2A	2010	50	22,354	2013		202	63
GRAND PARK - GLEBA 05 - F4B	2010	50	6,085	2015		75	68
Igloo Alphaville	2010	80	9,705	2012	(a)	184	95
Quadra C13 - direita - Jardim Goiás com outorga	2010	100	11,073	2013		111	64
Pq Barueri Cond Clube F2B – Rouxinol	2010	100	15,101	2013		171	99
GRAND PARK - GLEBA 05 - F4C	2010	50	6,085	2015		89	68
Euclides da Cunha 2	2010	100	14,345	2014		174	84
BOM RETIRO F1	2010	100	22,393	2013		252	100
BOM RETIRO F2	2010	100	22,393	2013		252	100
Prime - Gleba 6 - F1	2010	50	25,714	2014		222	40
Horizonte - Stake Acquisition	2010	20	1,501	2011	(a)	6	100
Parc Paradiso - Stake Acquisition	2010	5	2,321	2012	(a)	22	98
Reserva Ibiapaba - Stake Acquisition	2010	20	4,603	2012	(a)	52	96
Privilege - Stake Acquisition	2010	20	3,235	2011	(a)	39	99
Carpe Diem - Niterói - Stake Acquisition	2010	20	10,134	2011	(a)	23	99

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

(a) Project delivered.

(b) 2nd phase of a project located in a non-core market with a lower sales velocity.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$2,400 to R$4,500. Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000.

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

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s non-controlling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

As a result of Tenda’s and Gafisa’s underperformance in 2011 due to high cost overruns and customer dissolutions, our management and the board of directors have undertaken widespread structural and operational changes to avert future losses and strains on the business. Tenda is now operating under a new strategy whereby pre-sales recognition and the remuneration of the sales force is based on the ability to immediately pass mortgages on to financial institutions and the number of third party construction partners has been reduced to a group that has been thoroughly vetted for quality and sustainability. The strategy also consists of a reduction in the number of launches, and in 2012, we suspended the launch of additional Tenda units.  We expect to resume the launches of Tenda branded units in the first half of 2013. Moreover, our management has decided to focus its low- to middle-income businesses in São Paulo, Rio de Janeiro, Minas Gerais and Bahia, where it has, historically, had a better supply chain structure and stronger customer demand. As part of our new organizational strategy to manage further risks, our management has assigned a chief executive for each segment pursuant to which, our former CFO, Rodrigo Osmo assumed the position as Tenda CEO during the second half of 2011.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2010 and December 31, 2012:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December 31, 2012)
Parque Lumiere	2011	100	4,521	2012	(a)	100	98
Araçagy F3	2011	50	19,292	2014		372	67
Parma Life	2011	100	3,876	2013		60	100
Parque Arvoredo F3	2011	100	15,490	2013		210	71
Vale Verde Cotia - Fase 7	2011	100	3,509	2013		80	69
RESIDENCIAL ATENAS	2011	100	10,829	2014		260	76
Vista Flamboyant F2	2011	100	7,268	2013		132	96
Cheverny F4 + F5 (b)	2011	100	14,107	2014		192	24
Grand Ville das Artes - Monet Life IV	2010	100	2,983	2011	(a)	56	91
Grand Ville das Artes - Matisse Life IV	2010	100	2,983	2011	(a)	60	100
Fit Nova Vida – Taboãozinho	2010	100	8,326	2011	(a)	137	88
São Domingos (Fase Única)	2010	100	13,376	2013		192	100
Espaço Engenho III (Fase Única)	2010	100	9,919	2013		197	99
Portal do Sol Life IV	2010	100	3,188	2011	(a)	64	100
Grand Ville das Artes - Matisse Life V	2010	100	5,966	2011	(a)	120	90
Grand Ville das Artes - Matisse Life VI	2010	100	5,966	2011	(a)	120	94
Grand Ville das Artes - Matisse Life VII	2010	100	4,972	2011	(a)	100	99
Residencial Buenos Aires Tower	2010	100	6,518	2013		88	80
Estação do Sol - Jaboatão I	2010	100	9,749	2012	(a)	159	100
Fit Marumbi Fase II	2010	100	24,266	2012	(a)	335	82
Portal do Sol Life V	2010	100	4,883	2011	(a)	96	94
Florença Life I	2010	100	8,731	2013		199	83
Cotia - Etapa I Fase V	2010	100	11,929	2011	(a)	272	99
Fit Jardim Botânico Paraiba - Stake Acquisition	2010	50	11,716	2012	(a)	155	98
Coronel Vieira Lote Menor (Cenário 2)	2010	100	7,951	2014		158	92
Portal das Rosas	2010	100	8,158	2012	(a)	132	87
Igara III	2010	100	14,704	2013		240	99
Portal do Sol - Fase 6	2010	100	3,199	2012	(a)	64	100
Grand Ville das Artes - Fase 9	2010	100	6,709	2012	(a)	120	97
Gran Ville das Artes - Fase 8	2010	100	5,590	2012	(a)	100	94
Vale do Sol Life	2010	100	3,976	2013		79	98
Engenho Life IV	2010	100	9,919	2014		197	98
Residencial Club Cheverny	2010	100	28,215	2014		384	71
Assunção Life	2010	100	30,347	2014		440	79
Residencial Brisa do Parque II	2010	100	5,678	2013		105	96
Portal do Sol Life VII	2010	100	3,199	2012	(a)	64	83

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year		Number of Units (2)	Units Sold (%) (As of December 31, 2012)
Vale Verde Cotia F5B	2010	100	5,182	2011	(a)	116	99
San Martin	2010	100	9,242	2013		132	91
Jd. Barra - Lote 4	2010	50	9,683	2012	(a)	224	99
Jd. Barra - Lote 5	2010	50	9,683	2012	(a)	224	98
Jd. Barra - Lote 6	2010	50	9,683	2012	(a)	224	99
ESTAÇÃO DO SOL TOWER - Fase 2	2010	100	9,763	2012	(a)	160	100
Assis Brasil Fit Boulevard	2010	70	19,170	2014		319	69
Parque Arvoredo - F1	2010	100	24,154	2013		360	89
GVA 10 a 14	2010	100	31,307	2012	(a)	559	96
Portal do Sol - Fase 8 a 14	2010	100	22,391	2012	(a)	448	97
Flamboyant Fase 1	2010	100	14,536	2013		264	77
Assunção Fase 3	2010	100	10,412	2014		158	79
Viver Itaquera (Agrimensor Sugaya)	2010	100	11,123	2012	(a)	199	100
Firenze Life	2010	100	11,855	2013		240	77
Villagio Carioca - Cel Lote Maior	2010	100	11,927	2014		237	92
FIT COQUEIRO I - Stake Acquisition	2010	20	3,336	2010	(a)	69	99
FIT COQUEIRO II - Stake Acquisition	2010	20	2,935	2010	(a)	50.8	98
Alta Vista	2010	100	10,941	2012	(a)	160	99
Bosque dos Pinheiros	2010	100	8,440	2013		118	72
Cassol F2a	2010	100	12,077	2013		180	93
Araçagy - F1	2010	50	19,292	2013		372	67
Colubandê Life (c)	2010	100	7,197	2013		160	44
Residencial Germânia Life F1	2010	100	22,023	2012	(a)	340	69
São Matheus II	2010	100	7,453	2013		160	70
Ananindeua (d)	2010	80	22,286	2013		540	38
FELICITÁ F1	2010	100	9,017	2014		126	69
FELICITÁ F2	2010	100	9,017	2014		126	70
FELICITÁ F3	2010	100	9,017	2014		126	72
Araçagy - F2	2010	50	14,469	2013		280	67
Guaianazes Life	2010	100	8,849	2013		168	89
Vivai - Stake Acquisition	2010	10	3,738	2012	(a)	64	94
Mirante do Lago F2 - Stake Acquisition (d)	2010	30	3,550	2012	(a)	56	42
MIRANTE DO LAGO F1 - Stake Acquisition	2010	30	9,315	2012	(a)	139	83
ICOARACI - Stake Acquisition	2010	20	4,002	2012	(a)	59	78
FIT MIRANTE DO PARQUE - Stake Acquisition	2010	40	15,252	2012	(a)	168	90

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with stake acquisition.

(a)	Project delivered.

(b)
Phases 4 and 5 of this project were launched in 2011, however, during 2012 its project sales were suspended by the Company until phases 1 to 3 are 100% sold (as of December 31, 2012, it presents 71% of  units sold). We expect to resume sales for this project in 2014.

(c)
This project had a high amount of cancellation due to clients that are not eligible for real estate financing at CEF. These units are available for re-sale. We have evaluated this project and have not identified any impairment risk.

(d)	This project is located in a non-core market with a lower sales velocity. In addition, we have evaluated this project and have not identified any impairment risk.

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

The table below sets forth our land subdivision developments launched between January 1, 2010 and December 31, 2012:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (As of December 31, 2012)
Alta Vista—Phase 2	2010	50	168,299	2012(a)	236	65

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

(a)
Project delivered. This project is located in a non-core market with a lower sales velocity. According to the Company’s then existing business plan this development’s selling forecast indicated sales of the unsold units within a short time period.

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

The table below sets forth our residential communities launched between January 1, 2010 and December 31, 2012:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year	Number of Units(2)	Units Sold (%) (As of December 31, 2012)
Alphaville Juiz de Fora (h)	2012	65	350,649	2014	564	37
Alphaville Sergipe	2012	74	257,565	2014	693	94
Alphaville Mossoró F2 (a)	2012	52	33,764	2013	170	54
Terras Alphaville Anápolis	2012	73	169,150	2013	601	98
Alphaville Minas Gerais	2012	61	186,336	2014	557	92

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year		Number of Units(2)	Units Sold (%) (As of December 31, 2012)
Alphaville Brasília Residencial 2 (b)	2012	47	95,044	2014		426	14
Brasília Alpha Mall(i)	2012	50	0.574	2014		26	—
Terras Alphaville Sergipe	2012	88	151,033	2014		546	99
Nova Esplanada 3	2012	30	94,806	2014		660	94
Terras Alphaville Teresina (c)	2012	79	296,627	2014		1075	36
Alphaville Pelotas (d)	2012	74	183,370	2014		577	13
Alphaville Porto Velho (e)	2012	76	73,126	2013		215	41
Terras Alphaville Vitória da Conquista	2012	75	160,195	2014		547	91
Terras Alphaville Resende F2	2012	76	129,818	2014		414	98
Alphaville Juiz de Fora 2 (h)	2012	65	99,646	2014		305	37
Alphaville Campo Grande 3	2012	64	152,549	2014		608	93
Alphaville Araçatuba (e)	2012	42	92,722	2014		427	27
Alphaville Bauru	2012	65	155,335	2014		467	91
Terras Alphaville Camaçari	2012	74	139,819	2014		634	80
Alphaville Cajamar	2012	55	71,000	2012	(j)	2	100
Terreno Cajamar	2011	55	98,000	2011	(j)	1	100
Alphaville Pernambuco F2	2011	70	340,288	2013		602	79
Alphaville Manaus F3	2011	100	120,242	2013		249	79
Alphaville Feira de Santana	2011	72	211,82	2013		422	83
Alphaville Campina Grande F2	2011	53	68,941	2011	(j)	158	81
Barra da Tijuca	2011	35	51,360	2012	(j)	75	100
Petrolina F2(f)	2011	76	117,365	2012	(j)	377	33
São José dos Campos F1 + F2	2011	57	559,766	2014		1,009	93
Terras Alpha Maricá	2011	48	243,213	2013		615	100
Terras Alpha Resende	2011	77	183,093	2013		419	98
Alphaville Campo Grande F2	2011	66	233,539	2012	(j)	594	100
Alphaville Pernambuco	2011	83	323,525	2013		551	84
Alphaville Ribeirão Preto 1	2010	60	182,253	2012	(j)	586	96
Alphaville Mossoró 2	2010	53	35,417	2011	(j)	176	54
Alphaville Ribeirão Preto 2	2010	60	99,078	2012	(j)	303	62
Alphaville Brasília	2010	34	112,807	2011	(j)	500	85
Alphaville Jacuhy 3(g)	2010	65	103,995	2011	(j)	368	35
Alphaville Brasília Terreneiro	2010	13	44,579	2011	(j)	426	100
Living Solution Burle Marx	2010	100	1,537	2011	(j)	4	50
Alphaville Teresina	2010	79	283,223	2012	(j)	746	98
Alphaville Belém 1	2010	73	168,159	2013		463	93
Alphaville Belém 2	2010	72	136,696	2013		402	62
Terras Alpha Petrolina	2010	75	117,241	2012	(j)	489	91
Terras Alpha Foz do Iguaçu 2	2010	74	120,320	2012	(j)	465	73
Reserva Porto Alegre (h)	2010	92	8,075	2013		21	18
Alphaville Porto Velho	2010	76	292,000	2013		832	41

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

(a)	Project launched in June 2012.

(b)
Project launched in August 2012. It refers to the 2nd phase of the development in a new market. We are developing other projects in this area to strengthen this market region and therefore to increase this project demand.

(c)	Project launched in October 2012.

(d)	Project launched in November 2012. This project is located in a new market area with a lower sales velocity.

(e)	Project launched in December 2012.

(f)
Project launched in September 2011, its low % of units sold is mainly due to a lower sales velocity in this market. Our selling forecasts indicate sales of the unsold units within a short period of time.

(g)	Project launched in June 10, with 100 lots (approximately 30%) yet to be released to sell in the market.

(h)
Project launched in December 2010, its low sales is mainly due to market demand conditions and changes in the original project. However, our selling forecasts indicate sales of the unsold units within a short period of time.

(i)	Project launched in September 2012. It refers to a pilot project of small retail stores. Our selling forecasts indicate sales of the unsold units within a short period of time.

(j)	Project delivered.

(k)	Project launched in February 2012 (Phase 1) and December 2012 (Phase 2). This project has approximately 30% of its lots yet to be released to sell in the market.

We have not identified any impairment risk for the above projects.

The table below discloses the projects that were completed in 2012 or in prior years and where the number of units sold as of December 31, 2012 was less than 90%.

Project Description	Units Sold (%) (As of December 31, 2012)
GPark Águas (1)	86
Fit Maceió (2)	83
Jatiuca Trade Residence (3)	83
GPark Árvores (4)	80
Alta Vistta Fase 1 (5)	79
Manhattan Office — Wall Street (6)	77
Alta Vistta Fase 2 (7)	65
Verdemar — Fase 2 (8)	63
O Bosque (9)	41
Verdemar — Fase 1 (10)	39
Santana Tower I — Fase II (11)	89
Portal do Sol Life II (12)	89
Residencial Villa Coimbra (13)	88
Residencial Villa Bella (14)	88
Cittá Lauro de Freitas (15)	88
Fit Taboazinho (16)	88
Residencial Santo Antonio Life (17)	88
Pq Baviera Life F1 (18)	87
Res Portal das Rosas (19)	87
Pq Maceio F2 (20)	87
Marumbi F1 (21)	86
Santana Tower II — Fase II (22)	85
Portal do Sol Life 7 Etapa (23)	83
Mirante do Lago F1 (24)	83
Condominio Fit Jardins (25)	83
Fit Jacana (26)	82
Marumbi F2 (27)	82
Residencial Vitoria Regia (28)	81
Humaita Garden F1 (29)	80
Pq Maceio F1 (30)	80
Icoaraci (31)	78
Residencial Papa Joao XXIII (32)	78
Res Napoli I (33)	78
Terra Bonita (34)	76
Res Parque das Aroeiras Life (35)	76
Pq Baviera Life F2 (36)	75
Res Parque Lousa (37)	73
Residencial Morada de Ferraz (38)	72
Duo Valverde (39)	71
Res Germânia Life (40)	69
Res Curuca (41)	66
Mirante do Lago F2 (42)	42

(1)
GPark Águas.   This development was 100% completed at December 31, 2012 at which time only 86% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(2)
Fit Maceió.   This development was 100% completed at December 31, 2012 at which time only 83% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(3)
Jatiuca Trade Residence.  This development was 100% completed at December 31, 2012 at which time only 83% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(4)
GPark Árvores.   This development was 100% completed at December 31, 2012 at which time only 80% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(5)
Alta Vistta Fase 1.  This development was 100% completed at December 31, 2012 at which time only 79% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(6)
Manhattan Office - Wall Street.  This development was 100% completed at December 31, 2012 at which time only 77% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(7)
Alta Vistta Fase 2.  This development was 100% completed at December 31, 2012 at which time only 65% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(8)
Verdemar - Fase 2.  This development was 100% completed at December 31, 2012 at which time only 63% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(9)
O Bosque.  This development was 100% completed at December 31, 2012 at which time only 41% of the units had been sold. This development is outside of Gafisa core markets of São Paulo e Rio de Janeiro. This region has a slow sales velocity but according to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(10)
Verdemar - Fase 1.  This development was 100% completed at December 31, 2012 at which time only 39% of the units had been sold. This project’s sales have been paralyzed due to an environmental process. This development was turned active again in 2012 and according to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(11)
Santana Tower I - Fase II.  This development was 100% completed at December 31, 2012 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(12)
Portal do Sol Life II.  This development was 100% completed at December 31, 2012 at which time only 89% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(13)
Residencial Villa Coimbra.  This development was 100% completed at December 31, 2012 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(14)
Residencial Villa Bella.  This development was 100% completed at December 31, 2012 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(15)
Cittá Lauro de Freitas.  This development was 100% completed at December 31, 2012 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(16)
Fit Taboazinho.  This development was 100% completed at December 31, 2012 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(17)
Residencial Santo Antonio Life.  This development was 100% completed at December 31, 2012 at which time only 88% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(18)
Pq Baviera Life F1.  This development was 100% completed at December 31, 2012 at which time only 87% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(19)
Res Portal das Rosas.  This development was 100% completed at December 31, 2012 at which time only 87% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(20)
Pq Maceio F2.  This development was 100% completed at December 31, 2012 at which time only 87% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(21)
Marumbi F1.  This development was 100% completed at December 31, 2012 at which time only 86% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(22)
Santana Tower II - Fase II.  This development was 100% completed at December 31, 2012 at which time only 85% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(23)
Portal do Sol Life 7 Etapa.  This development was 100% completed at December 31, 2012 at which time only 83% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(24)
Mirante do Lago F1.  This development was 100% completed at December 31, 2012 at which time only 83% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(25)
Condominio Fit Jardins.  This development was 100% completed at December 31, 2012 at which time only 83% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(26)
Fit Jacana.  This development was 100% completed at December 31, 2012 at which time only 82% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(27)
Marumbi F2.  This development was 100% completed at December 31, 2012 at which time only 82% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(28)
Residencial Vitoria Regia.  This development was 100% completed at December 31, 2012 at which time only 81% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(29)
Humaita Garden F1.  This development was 100% completed at December 31, 2012 at which time only 80% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(30)
Pq Maceio F1.  This development was 100% completed at December 31, 2012 at which time only 80% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(31)
Icoaraci.  This development was 100% completed at December 31, 2012 at which time only 78% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(32)
Residencial Papa Joao XXIII.  This development was 100% completed at December 31, 2012 at which time only 78% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(33)
Res Napoli I.  This development was 100% completed at December 31, 2012 at which time only 78% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(34)
Terra Bonita.  This development was 100% completed at December 31, 2012 at which time only 76% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(35)
Res Parque das Aroeiras Life.  This development was 100% completed at December 31, 2012 at which time only 76% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(36)
Pq Baviera Life F2.  This development was 100% completed at December 31, 2012 at which time only 75% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(37)
Res Parque Lousa.  This development was 100% completed at December 31, 2012 at which time only 73% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(38)
Residencial Morada de Ferraz.  This development was 100% completed at December 31, 2012 at which time only 72% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(39)
Duo Valverde.  This development was 100% completed at December 31, 2012 at which time only 71% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(40)
Res Germânia Life.   This development was 100% completed at December 31, 2012 at which time only 69% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(41)
Res Curuca.  This development was 100% completed at December 31, 2012 at which time only 66% of the units had been sold. According to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

(42)
Mirante do Lago F2.  This development was 100% completed at December 31, 2012 at which time only 42% of the units had been sold. This development is outside of Gafisa core markets of São Paulo e Rio de Janeiro. This region has a slow sales velocity but according to the Company’s then-existing business plan, this development’s selling forecast indicated sales of the unsold units within a short time period.

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

In 2012, we launched two commercial buildings: SAO Square - Way and SAO Square – Gafisa.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our principal construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2012 our principal construction services clients were Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda and KINO Empreendimento Imobiliário SPE S.A.  We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2010 and December 31, 2012:

Project	First Year of Construction	Client	Type of Project
Viverde	2012	Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda	Residencial
One	2011	Portugal Empreendimentos Imobiliário SPE Ltda.	Residential
Veranda	2011	Concivil Construtora e Incorporadora Ltda.	Residential/ Commercial
Status	2011	Villa Reggio Empreendimentos Imobiliários Ltda.	Residential
Panamérica Green Park	2011	PP II SPE Empreendimentos Imobiliários Ltda.	Commercial
Kino	2011	Kino Empreedimento Imobiliário SPE S.A.	Commercial
Residencial Helbor Spazio Vita	2010	LM Investimentos Imobiliários Ltda	Residential
Edifício Monde Champagnat	2010	Incons Champagnat Empreendimento Imobiliário SPE Ltda	Residential
Essenza	2010	Villa Reggio Empreendimentos Imobiliarios Ltda	Residential
Neosuperquadra	2010	Tangua Patrimonial Ltda	Residential/ Commercial

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2010 and December 31, 2012:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Igloo Vila Olímpia	2011	80	BKO	Residential
Costa Araçagy	2011	60	Franere	Residential
Target	2011	60	Comasa/Polo	Commercial
Jardins da Barra	2010	50	Bueno Neto	Residential
Igloo Alphaville	2010	50	BKO	Residential
Reserva Ecoville Residencial	2010	50	Agre	Residential
Grand Park Prime	2010	50	Franere	Residential
Grand Park Varandas	2010	50	Franere	Residential

There was no new development in 2012.

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

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2012, our development-client database was comprised of more than 125,500 individuals. We currently have approximately 75,000 active clients. Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2012, we had, among our main construction services clients, the following companies: Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. and KINO Empreendimento Imobiliário SPE S.A. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

As of December 31, 2012, we had an inventory of 123 land parcels in which we estimate we could develop a total of 87,742 residential units with a sales value of R$18.7 billion, of which 36.1% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa			Alphaville			Tenda
	Future Sales (% Gafisa)(1)		% Bartered	Future Sales (% Gafisa)		% Bartered	Future Sales (% Gafisa)		% Bartered
	(in thousands of reais)			(in thousands of reais)			(in thousands of reais)
São Paulo	R$	4,133,140	31%	R$	1,850,698	99%	R$	628,049	9%
Rio de Janeiro		1,210,471	50%		771,029	100%		232,555	2%
Other states		—	—		8,812,534	100%		1,030,193	32%
Total	R$	5,343,611	35%	R$	11,434,261	99%	R$	1,890,797	23%

(1)	Information reflects our interest.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 25 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 80 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing intelligence team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 385 sales consultants and 9 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2011, Gafisa Vendas was responsible for approximately 34% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2012, Gafisa Vendas was responsible for approximately 47% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

Tenda’s sales and marketing efforts are coordinated through 16 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida,” including the process of obtaining a mortgage through the CEF. Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 55,000 calls per month and results in over 6,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. In the low income segment we need to have the project with at least 60% of the units sold (sales includes customers who are eligible for mortgages and that can be immediately transferred to financial institutions) and the project needs to be contracted with financial institutions prior to the launching phase, or we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies.

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

We invest in technology. Our research and development costs amounted to R$1.0 million, R$2.9 million and R$2.5 million in each of 2012, 2011 and 2010 respectively. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the terms of customer financing we provide for each type of our developments as of December 31, 2012:

Sales Term	Luxury	Middle Income	Affordable Entry—Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	77%	88%	—	—
Caixa Econômica Federal	—	—	100%	—
Gafisa 36 months	22%	11%	—	45%
Gafisa 60 months	—	—	—	40%
Gafisa 120 months	1%	1%	—	15%

(1)	Includes Tenda developments. We do not provide any customer financing for these developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2012, 90% of our sales value was financed by bank mortgages, where the customer paid us approximately 10% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	% annually + TR	R$ 500,000	R$ 450,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS	16% annually + TR	R$ 130,000	R$ 130,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from CEF. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF assumes the credit risk of each customer. Additionally, Tenda is currently working with certain private banks in addition to the CEF to provide financing for homebuyers with monthly income between three and seven times the Brazilian minimum wage which was approximately R$622 as of December 31, 2012 with similar terms as the financing provided by the CEF.

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

Sales contracts.  Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. In February 28, 2013, our clients’ default level was 5,40% of our accounts receivable for Gafisa, 10.83% for Tenda and 3,09% for Alphaville. We attribute our low default rate to the fact that: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 60-65% (Gafisa), 20% (Tenda) and 20% (Alphaville) of the total purchase price plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action. We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and/or the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from us from approximately 33% in 2006 to 65% in 2012. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s default level breakdown segment, as of February 28, 2013.

	Gafisa	Alphaville	Tenda
Default level by segment	5.40%	3.09%	10.83%

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

The table below provides the number and sales value of contracts terminated by customers for the periods presented :

	2012			2011			2010
Year Segment	Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)
Gafisa
Contracted sales	4,031	R$	2,040,575	5,871	R$	2,530,372	5,377	R$	2,195,814
Volume/Sales value of terminations	(1,074)		(441,047)	(753)		(350,284)	(604)		(221,497)
Percentage	26.6%		21.6%	12.8%		13.8%	11.2%		10.1%
Sales value, net of termination	2,957		1,599,528	5,118		2,180,088	4,773		1,974,317

	2012			2011			2010
Year Segment	Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)		Number of contracts	Sales value (R$ thousands)
Tenda
Contracted sales	9,990		1,175,733	15,725		1,737,721	19,616		1,962,174
Volume/Sales value of terminations(1)	(10,852)		(1,250,051)	(14,284)		(1,407,511)	(6,551)		(529,049)
Percentage(1)	108.6%		106.3%	90.8%		81.0%	33.4%		27.0%
Sales value net of terminations	(862)	R$	(74,318)	1,441	R$	330,210	13,065	R$	1,433,125
Alphaville
Contracted sales	5,654		1,293,526	3,584		910,425	3,170		658,542
Volume/Sales value of terminations	(591)		(185,633)	(299)		(68,435)	(264)		(59,604)
Percentage	10.5%		14.4%	8.3%		7.5%	8.3%		9.1%
Sales value net of termination	5,063	R$	1,107,893	3,285	R$	841,991	2,906	R$	598,938
Total sales value net of termination	7,158	R$	2,633,103	9,844	R$	3,352,289	20,744	R$	4,006,380

(1)
After a detailed analysis of Tenda receivables portfolio, we identified clients who no longer qualified for the mortgage because their contracts had terminated. In 2012, we had R$1.2 billion in sales value of termination and R$1.4 billion in 2011.  As of the fourth quarter of 2011, we adopted a new sales policy for Tenda units to avoid contract terminations. The new terms of the contracts increased security in the client’s transfer of their contracts to financial agents. This change led to a longer time period for new sales and for resale of units under contracts entered into during that period.

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 35% of our total costs of development, aside from land, the only raw material that represents more than approximately 4.5% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 24% during the three year period ended December 31, 2012. During that same period, the IGP-M increased 26%, resulting in an increased/decreased in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Supermix Concreto S.A., Intercement Brasil S.A. and Elevadores Atlas Schindler S. A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

Customer Service

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide. We use innovative and personalized customer service techniques beginning with the initial encounter with a potential customer. We believe we were one of the first homebuilders in Brazil to introduce services such as breakfast for customers at construction sites and providing monthly photos to customers on the progress of the construction. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer service efforts include:

•	a dedicated high performance outsourced call center with consultants and specialists trained to answer our customers’ inquiries;

•
the “Gafisa Viver Bem” relationship program, with a web portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances;

•	relationship events to engage the customer with the “Gafisa Viver Bem” program, like the “Open House” (inauguration party in the unit) and the “House UP” (refurbish one room of the unit).

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

In 2013, we plan to engage with our customers by creating positive experiences with the brand Gafisa.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2012		2011		2010
	(Launches in R$ million)
Local market	R$	28,288	R$	30,311	R$	20,935
Gafisa(2)		1,306		2,227		1,069
Gafisa’s market share		4.6%		7.3%		5.1%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2012		2011		2010
	(Launches in R$ million)
Local market	R$	12,252	R$	11,544	R$	6,786
Gafisa(2)		347		962		159
Gafisa’s market share		2.8%		8.3%		2.3%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa stake.

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

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2012, we had 222 subsidiaries and 85 jointly-controlled entities under operations, all of such subsidiaries and jointly-controlled entities are incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

Many of our subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of our 307 SPEs, 73% are wholly-owned by us and 13% are majority-owned by us, and we hold an interest of 50% or less in the remaining 14%.

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

As of the date of this annual report, we had approximately 119 pending trademark applications and 130 trademarks registered in Brazil with the INPI of which approximately (a) 97 pending applications and 117 registered trademarks refer to Gafisa, and (b) 22 pending applications and 13 registered trademarks refer to Tenda.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Alphaville” and “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 103 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between April 2013 and April 2021. We will seek to renew our domain names expiring in 2013, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Itaú Unibanco Seguros ACE Seguradora S.A., Zurich Brasil Seguros S.A., Chubb do Brasil Companhia de Seguros, Caixa Seguradora, J. Malluceli Seguros S.A. and Austral Seguradora S.A., with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

Urban land subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 of December 19, 1979, as amended, or Law No. 6,766. The Urban Land Subdivision Act governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

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

Assets for Appropriation

Law No. 10,931 of August 2, 2004, as amended, provides for certain protection of real estate assets. Accordingly, such protected assets are segregated from other properties, rights and obligations of the developer, including other assets previously appropriated, and such appropriated assets can only be used to guarantee debts and obligations related to the respective development. The appropriated assets are considered bankruptcy free and will not be affected in the event of bankruptcy or insolvency of the developer. In the event of a bankruptcy or insolvency of the developer, joint ownership of the construction may be instituted by a resolution of the purchasers of the units or by judicial decision. The joint owners of the construction will decide whether the project will proceed or the assets appropriated will be liquidated. Developers may also opt to submit a project to appropriation in order to benefit from a special tax system. Under this system, land and objects built on the land, financial investments in the land, and any other assets and rights with respect to the land are considered to be protected for the benefit of the construction of that development and the delivery of the units to the final owners, and are thus separate from the remaining assets of the developer.

In addition, in order to encourage the use of the appropriation system, Laws No. 11,977 of July 7, 2009 (amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012) and No. 12,024 of August 27, 2009, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 6% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” from 7% to 1%.

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

Financings that originate from savings account deposits in the entities comprising the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo), or “SBPE,” are regulated by the Central Bank. Such financings can be obtained through the SFH, which is strictly regulated by the Brazilian government, or through the mortgage portfolio system, where banks are free to set the financing conditions. SFH financing offers fixed interest rates lower than the market rates, capped at around 12% per year, and SFH financing contract terms vary, in general, between 15 and 30 years. The mortgage portfolio system financing offers market interest rates as determined by the financial institutions, generally varying between 18.5% and 12% per year.

CMN Resolution No. 3,932/2010 provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is R$450,000; (2) the maximum appraisal price for the financed unit is R$500,000; (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) the borrower is responsible for the potential outstanding balance verified at the end of the financing term, (such term might be extended by half of the initial term).

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; (2) a conditional sale over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, Law No. 11,076 of December 30, 2004, Law No. 11,481 of May 31, 2007 and Law No. 12,703 of August 07, 2012, (“Law No. 9,514”); or (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property  owned by  the borrower or by a third party; or (4) other guarantees, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

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

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that have capacity for more real estate credits; (3) increase of the operating limits of the SFH to units with a maximum sales price of R$500,000; (4) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (5) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012 created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 of June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law No. 10,257 of July 10, 2001 (Estatuto da Cidade), as amended, or Law No. 10,257. Law No. 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan, which shall be reviewed every 10 years. The master plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

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

Municipal Law No. 13,430 of September 13, 2002, approved the master plan and created the Planning System of the municipality of São Paulo. In addition, Municipal Law No. 11,228 of June 25, 1992, as amended, approved the Code of Works and Construction, regulated by Decree 32,329 of September 23, 1992, as amended, which governs administrative and executive procedures and sets forth the rules to be followed in the planning, licensing, execution, maintenance and use of public works and construction within properties in the municipality of São Paulo, and provides for sanctions and fines applicable in cases of non-compliance with these rules.

Rio de Janeiro municipality

Decree 322 of March 3, 1976, as amended, of the municipality of Rio de Janeiro, and Decree “E” 3,800 of April 20, 1970, as amended, of the then State of Guanabara, jointly created the municipality’s Zoning Regulation, Land Parceling Regulation and Construction Regulation. These regulations control the use of the municipality land, including urban zoning, use of properties, development of construction sites and conditions for the use of each zone in the municipality. The Ten-Year Master Plan of the municipality, approved pursuant to Supplementary Law No. 111 of January 1, 2011, establishes rules and procedures related to urban policy of the municipality, determines guidelines, provides instruments for its execution and defines area policies and their related programs, aiming at meeting the social needs of the city.

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

Environmental licenses and authorizations

Brazilian environmental policy requires environmental licenses and permits for the construction of real estate projects. Environmental licensing is required for both initial construction and alteration in existing developments, and the licenses must be periodically renewed. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting such licenses for projects with regional or national impact on the environment. In other cases, state or municipal environmental agencies are responsible for granting such environmental licenses, depending on the extent of environmental impacts caused by certain projects.

The environmental licensing process is comprised of three stages: preliminary license, installation license and operational license. The preliminary license, issued during the preliminary planning phase of the project, authorizes the location and basic development, and establishes the conditions and technical requirements to be observed in further stages of development. The installation license authorizes the facility’s construction. The operating license authorizes the commencement and continuation of operational activities. Operating licenses are subject to compulsory renewal depending on their validity. The licensing of activities that may impact the environment as determined by the competent environmental agency and according to the Environmental Impact Study and Environmental Impact Report (“EIA/RIMA”), requires environmental offset payments, to be invested in conservation units (e.g. national parks, biological reserves etc.), pursuant to Article 36 of Law No. 9,985/00. The value of the environmental offset is established by the environmental agency conducting the licensing proceeding, according to the “ecosystem impact level” of the proposed activity, pursuant to Article 31-A of Federal Decree No. 6,848/09.

The installation, operation or alteration of projects without proper and valid environmental licensing or the non-compliance with the conditions or technical requirements of the respective environmental licenses, may subject the violator to administrative sanctions that may range from fines (R$500 to R$10 million), as well as the suspension of activities and, depending on the specific circumstances, criminal liability (of individuals and companies), pursuant to Federal Law No. 9,605/98.

The construction, maintenance and sale of our projects may be hampered or halted by delays in the issuance of applicable licenses or even by failure to obtaining such licenses.

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. These activities may require prior authorization of the relevant environmental authorities. As conditions to granting these authorizations, the relevant environmental authorities may require the licensees to plant new trees or acquire forests to repair the affected areas. The removal of vegetation without proper and valid authorization, or non-compliance with the authorization requirements, may subject the transgressor to civil liability (in case environmental damage occurs), administrative sanctions (such as fines) and, according to specific circumstances, criminal liability (of individuals and/or companies), pursuant to Federal Law No. 9,605/98.

In addition to environmental licenses and permits, Brazilian legislation requires specific environmental authorizations for the development of projects, based on the characteristics of the project, its location and the  natural features inherent to the area. The development of projects that require the cutting trees or removing vegetation must receive specific authorizations from environmental agencies. Companies that apply for an authorization for vegetation removal are required to perform the reforestation of other areas as a compensatory measure, which may imply additional expenses. Brazilian legislation also requires special protections for certain specific types of flora, imposing additional legal requirements to removal of such vegetation.

The licensing of projects with relevant environmental impacts located in a conservation unit or within its buffer zone will depend on prior authorization from the conservation unit’s managing office, whereby environmental offset payments may be required, as mentioned above.  In addition, the development of projects that require water abstraction from bodies of water or groundwater, as well as the discharge of effluents into water bodies, are subject to specific water use grants, to be issued by the relevant authorities. Water use grants are subject to certain conditions and technical requirements, including maximum capacity requirements and effluent treatment standards.

Waste disposal

Brazilian legislation relies on several standards and procedures for waste management. All waste must be properly stored, treated, transported and disposed of, in order to avoid the occurrence of environmental damages – and consequently, environmental liability.

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

Regarding civil liability, because Brazilian legislation imposes strict, joint and several liability for environmental damages, companies may be held liable for any environmental damages that may arise as a result of its activities, including waste generated thereof, which must be properly stored, treated, transported and disposed of. Likewise, the hiring of third parties for management of waste generated from our activities does not exempt us from civil environmental liability.

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

In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the Rio de Janeiro State Environmental Agency, or “INEA,” also maintain their own quality standards, in combination with those established by the National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA”. Other states have similar requirements.

If contaminated areas are identified in the development of our projects, we must provide proper disclosure to environmental authorities and registration before real estate property records. Given the strict liability regime, we may be required to proceed with the remedial actions deemed necessary by environmental agencies in order to comply with technical standards set forth for each kind of project. Prior approval from environmental agencies before engaging in remedial actions may be necessary.

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

In addition, Federal  Law No. 6,938/81 establishes strict liability for the recovery of environmental damages or, if not possible, compensation or indemnity for such damages, with joint and several liability established among all those directly or indirectly contributing to environmental degradation, regardless of the degree of participation in the damage. Each of those involved may be held liable for the full amount of the damages.

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

Although administrative and/or criminal liability require a direct connection with the action or omission that resulted in breach of environmental legislation or environmental damage, financial penalties may be  imposed may pierce the corporate veil under the disregard of legal entity doctrine. Article 4 of Federal Law No. 9,605/1998 expressly provides for the possibility of piercing the corporate veil if necessary for the recovery or compensation of environmental damages.

C.           Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2012:

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D.           Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. We also lease our branch office located at Avenida das Nações Unidas, 12.495, 9th and 10th floors, in São Paulo, SP — Brazil. Currently, we and our main subsidiaries leased approximately 16,385 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2012, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$46,7 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

In 2010, we retrospectively applied new Brazilian GAAP accounting pronouncements (new CPCs) as from January 1, 2009. All periods presented from January 1, 2009 reflect such new accounting practices. The financial statements for the years ended December 31, 2012, 2011, 2010 and 2009 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The new Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

In 2008, we retrospectively applied changes to Brazilian GAAP introduced by the CPC and the provisions of Brazilian Law No. 11,638/07 as from January 1, 2006. All periods presented from January 1, 2007 to December 31, 2008 have been prepared to reflect such accounting practices.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2012, 2011, 2010 and 2009 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

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

By the second half of 2011, the Brazilian economy faced growing uncertainty and economic conditions began to deteriorate, due in part to ongoing volatility in global financial markets, particularly in Europe. In order to avoid a contraction in economic growth, the Central Bank began to implement easing measures combining macroprudential policies and interest rate decreases in order to stimulate demand.

As of December 31, 2012, the Central Bank had set the basic interest rate (SELIC) at 7.25%, a historical low.  As a result, the Real depreciated 9.9% relative to the U.S. dollar in 2012. As of December 31, 2012, the real/U.S. dollar exchange rate was R$2.05 per US1.00. During this period, inflation according to the IPCA was 5.1%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2012		2011		2010
	(%, unless otherwise stated)
Real growth in GDP		0.9		3.7		7.5
Inflation rate (INPC)(1)		5.1		6.5		6.5
Inflation rate (IGP—M)(2)		7.8		5.1		11.3
National Construction Cost Index (INCC)(3)		7.1		7.3		7.8
TJLP rate(4)		5.5		6.0		6.0
CDI rate(5)		8.4		11.6		10.8
Appreciation (devaluation) of the real vs. US$		9.9		12.6		4.3
Exchange rate (closing) — US$1.00	R$	2.05	R$	1.87	R$	1.66
Exchange rate (average)(6) — US$1.00	R$	1.96	R$	1.84	R$	1.76

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•
Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12599 enacted on  March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•
Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, allowed payroll deductible mortgage loans to employees of both public and private entities;

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

•
Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012 created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000; and

•
Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011 confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments.

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

In this sense, we set forth below summarized information related to our critical accounting policies. See the note 2.2 to our financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We annually review the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount.

Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. At December 31, 2012 and 2011, the Company recorded a provision for impairment for land and goodwill related to the Cipesa acquisition.

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

The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2013 and 2017 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management. In the year ended December 31, 2012, the Company recorded a provision for the non-realization of the investment (Company)/ goodwill (consolidated) in the amount of R$11.7 million (R$10.4 million in 2011), totaling R$22.1 million on Cipesa goodwill. For the years ended December 31, 2010 and 2009, the estimated market value is in excess of the net book value on the assessment date.

Properties for sale

Our properties for sale are stated at construction cost, which cannot exceed its net realizable value. In the case of real estate developments in progress, the portion in inventory corresponds to the cost incurred for units that have not yet been sold.

The cost of properties for sale includes expenditures incurred in the acquisition of the land and in construction (including foundation, structure, finishing and the respective costs of construction materials), costs of own and outsourced labor, and financial costs directly related to the ventures.

Land is recorded at acquisition cost. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Land Acquisition”. Land can be acquired in cash, in installments, bartered for units that are completed or in construction of other ventures, or bartered for receivables from future sales of ventures. The cost of land related to bartered units is formed by the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

The interests of loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities which funds are used to finance the construction and acquisition of land are capitalized over the development and construction stage, and appropriated to statement of operations in the proportion to the units sold.

We adopt the policy of annually conducting tests on the units in construction and completed units, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

The classification of land into current or non-current assets is carried out by the Management based on the schedule of the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2010 and 2009. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operation conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes. During 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. As of December 2012, we had R$54.4 million recorded as a provision for impairment on landbank and properties for sale.

Transactions with share-based payment

We measure the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions.

Provisions for legal claims

We recognize a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

Taxes on income

Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on income, we adopt the Brazilian Transition Tax Regime (RTT), which permits for exclusion of the effect from the changes, to Brazilian accounting standards introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which taxable profit is calculated as a percentage of gross sales. For these companies, income tax is calculated on presumed profits of 8% of gross revenues and social contribution on presumed profits of 12% on gross revenues.

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income and social contribution taxes are calculated at 3.34% on gross revenues (6%, also levying PIS and COFINS on revenues).

Deferred income tax and social contribution

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made with using internal assumptions and considering future economic scenarios that estimate their full or partial use. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions. Tax credits on accumulated tax losses do not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime do not record tax losses and do not have temporary differences, and for this reason, deferred taxes are not recognized.

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. We record deferred tax on a net basis, determined by a legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

•	100% of deferred tax liabilities on temporary differences;

•
Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, and relate to the same legal entity, are recorded up to the limit of the deferred tax liabilities; and

•
In situations where recent losses indicate that future taxable income is uncertain, deferred tax assets are not recognized on deductible temporary differences in excess of deferred tax liabilities recorded on taxable temporary difference liabilities no is an asset recognized for the carry forward of unused tax losses.

Provision for non recognition of the deferred tax asset balance

Our projections assume that a significant portion of its business will be conducted in its principal holding companies, and this enables the recovery of a substantial portion of it is accumulated tax losses.

However, several external factors, beyond our control, may affect such tax calculations, in addition to possible requirements to segregate ventures in their own development entities (SPEs, for example) to a greater extent than we intend. There is also the possibility of taxation rulings, relating to new or even ventures that have already been developed within the principal holding companies, which may require the exclusion of such businesses, which would then make their own tax filing, separated from that of the Company.

A reduction in the concentration of projects in holding companies with tax losses carried forward may, therefore, compromise the expected recovery of losses carried forward, which is the reason we did not recognize a portion of deferred income tax asset.

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

Development and sale of real estate

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

•
Incurred costs of units sold (including land) is measured as a percentage of total estimated cost, and this percentage is applied to the total revenues of the units sold, adjusted in accordance with the terms established in the sales contracts, thus determining the amount of revenues to be recognized in direct proportion to cost;

•
Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either a current or non-current asset in the account “Trade accounts receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers;”

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

•
The taxes due on the difference between real estate revenues recognized for accounting purposes and those revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

•	Advertising and publicity expenses are recorded in the consolidated income statement as accrual basis.

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

ICPC 02 – Paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statements of income (loss), and the advances received in the account “payables for purchase of land and advances from customers”.

Allowance for doubtful accounts and cancelled contracts

We annually review its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

We record an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 days past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year.

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2012	2011	2010
Launches (in millions of reais)	2,952	3,526	4,491
Number of projects launched	35	49	127
Number of units launched(1)	8.947	12,223	22,233
Launched usable area (m2)(2)(3)	3,153,251	2,250,725	3,029,748
Percentage of Gafisa investment	79%	84%	81%

(1)	The units delivered in exchange for land pursuant to swap agreements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include Terreno Cajamar Alphaville (aprox. 5,420,927m²).

In 2012, we launched 35 residential developments with a total potential sales value of R$3.0 billion, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of potential sales values (compared to a 28% share in 2011). This sales value was approximately 21% lower than that achieved in 2011, during which we launched 49 residential developments totaling R$3.5 billion. We refocused our business operations in 2012 to prioritize cash flow and reduction of net debt reduction, restructuring the debt profile and reducing launches of new units, while still generating what we consider to be an appropriate volume of business of R$3.0 billion. 17 of the 35 developments we launched in 2012 were located in the state of São Paulo, while another three developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in the cities of Juiz de Fora, in the state of Minas Gerais, Aracaju, in the state of Sergipe, Anapolis, in the state of Goiás, Mossoró, in the state of Rio Grande do Norte, Vespasiando, in the state of Minas Gerais, Brasília, in the state of Distrito Federal, Barra dos Coqueiros, in the state of Sergipe, Teresina, in the state of Piaui, Pelotas, in the state of Rio Grande do Sul, Porto Velho, in the state of Roraima, Vitória da Conquista, in the state of Bahia, Resende, Campo Grande, in the state of Mato Grosso do Sul and Camaçari, in the state of Bahia.

During 2012, approximately 37.8% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 3% of our total sales value for the year ended December 31, 2012. In the year ended December 31, 2011, the affordable entry-level business represented approximately 10% of our total sales value.

In 2011, sales value was approximately 21.5% lower than that achieved in 2010, during which we launched 127 residential developments totaling R$4.5 billion. This decrease is a reflection of deliberate slowdown in Tenda launches as part of a more conservative growth strategy.

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

Full-year Tenda launches in 2011 totaled R$398 million, a 75% reduction compared to 2010, and included 17 projects/phases across 8 states and the cancellation in the fourth quarter of 2011 of R$103 million of projects no longer feasible under the Company’s new criteria adopted in the third quarter of 2011. No more than 30% of these projects had been completed. This more conservative approach to Tenda’s operations led to full-year sales of R$330 million, a 77% reduction compared to 2010, in line with the reduced volume of launches. In 2012, we suspended the launch of additional Tenda units but expect to resume launches in the first half of 2013.

In 2010, sales value was approximately 95% higher than that achieved in 2009, during which we launched residential developments totaling R$2.3 billion. This increase is a reflection of the great demand during 2010.

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

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	For the year ended December 31,
	2012		2011		2010
	(in millions of R$, unless otherwise stated)
Type of development
Luxury buildings	R$	753.6	R$	706.4	R$	534.6
Middle-income buildings		633.3		784.0		1,439.7
Affordable entry-level housing (2)		(74.3)		330.2		1,433.1
Commercial		173.7		657.0		—
Land(1)		1,146.8		874.7		599.0
Total contracted sales	R$	2,633.1	R$	3,352.3	R$	4,006.4
Sale of units launched in the year	R$	1,723.9	R$	2,210.2	R$	2,676.3
Percentage of total contracted sales		65%		66%		67%
Sale of units launched during prior years	R$	909.2	R$	1,142.1	R$	1,334.3
Percentage of total contracted sales		35%		34%		33%

(1)	Includes Gafisa’s participation on the Alphaville Barra da Tijuca project.

(2)	Amount net of sales cancellation.

The following table shows our and our main subsidiaries, contracted sales for the periods presented:

	For the year ended December 31,
	2012		2011		2010
	(in millions of R$, unless otherwise stated)
Company
Gafisa	R$	1,599.5	R$	2,180.1	R$	1,974.3
Tenda (1)		(74.3)		330.2		1,433.1
Alphaville		1,107.9		842.0		598.9
Total contracted sales	R$	2,633.1	R$	3,352.3	R$	4,006.4

(1)	Amount net of sales cancellation.

In 2012, we sold 59% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$2,633.1  million, an decrease of approximately 21% compared to 2011. In 2011, we sold 66% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,352.3 million, a decrease of approximately 16% compared to 2010. In 2010, we sold 67% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$4,006.4 million. As a result of our corrective measures taken with respect to Tenda and due to a focus on execution and delivery, no projects were launched during 2012. The decrease in 2012 is a result, among other things, of a reduction of operations for Tenda to allow us to stabilize our control over the financial, operational and construction cycle.

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

We provide a limited amount of post-construction client financing, although this financing is not available to Tenda clients. Our default rate was 9.3%, 4.1% and 5.3% as of December 31, 2012, 2011 and 2010, respectively, which represents charge-offs for both these financings and also the remainder of our percentage of completion receivables.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2012		2011		2010
	(in millions of R$)
Gafisa	R$	9.3	R$	4.7	R$	6.7
Tenda		10.5		11.0		23.4
Alphaville		5.3		1.7		0.6

The following table sets forth the growth of our contracted sales to be recognized, as well as the amount corresponding to the cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2012		2011		2010
	(in millions of R$, unless otherwise stated)
Sales to be recognized—end of the year	R$	4,039.0	R$	4,686.2	R$	4,112.7
Net sales(1)		3,891.6		4,515.1		3,962.6
Cost of units sold to be recognized(2)		(2,373.6)		(2,956.3)		(2,423.6)
Expected gross margin—yet to be recognized(3)	R$	1,517.9	R$	1,558.8	R$	1,538.8
Expected margin percentage		39.0%		34.5%		38.9%

(1)
Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development

(2)
The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

(3)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a lesser extent, the rendering of construction services to third parties.

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

	For the year ended December 31,
	2012	2011	2010
Land	15.6%	9.8%	12.3%
Construction costs	73.3%	80.4%	79.9%
Financial costs	6.2%	5.6%	5.3%
Development costs	4.9%	4.2%	2.5%
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 13% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through a financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 7.1%, 7.5% and 7.7% in 2012, 2011 and 2010, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

During the last five years, labor represented, on average, 55% of our total cost of real estate development.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income and social contribution taxes are calculated at 3.34% on gross revenues (for a total of 6% considering PIS and COFINS taxes on revenues).

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

Results of Operations for the Years Ended December 31, 2012 and 2011

We have made significant structural and managerial changes to position ourselves for long-term growth and improved financial performance. Following these actions, we are at a turning point in our recent history and look forward to successfully executing our strategy to enhance shareholder value. The following remedial actions have been implemented since October of 2011 in order to generate value for our shareholders: (i) established a new operating structure by brands; (ii) temporarily reduced Tenda’s operations until complete control over the financial and operational construction cycle can be achieved and adjusted Tenda’s business model for new launches to ensure certain conditions are met in each strategic market (São Paulo, Rio de Janeiro, Northeast and Minas Gerais); (iii) expanded the contribution of Alphaville’s successful developments in our product mix and; (iv) refocused the Gafisa brand on its core markets of São Paulo and Rio de Janeiro.

Our full-year financial results reflect required corrective actions, including the scaling back of our Tenda business, the dissolution of contracts with potential homeowners who no longer qualify for bank mortgages, the implementation of a tighter credit policy and a reduced geographic focus. Cost overruns, which weighed on the results of the Tenda and Gafisa segments, have been remedied by focusing on geographic regions where the Company has strong supply chains and has completed a stringent vetting of external construction partnerships.

Net operating revenue

On a consolidated basis, Net revenue for the full year 2012, recognized by the Percentage of Completion (“PoC”) method, was R$4.0 billion, a 34.4% increase from R$2.9 billion in the year ended on 2011. During 2012, the Gafisa brand accounted for 51.0% of net revenues; AlphaVille comprised 20.5% and Tenda the remaining 28.5%.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision totaled R$4.2 billion in the year ended in 2012, an increase of R$1.0 billion or 33.9% compared with the same period in 2011 of R$3.2 billion. This increase is mainly due to the continuing recognition of revenues from sales contracted in prior periods and reversal of the cancellation provision during the year. The tax deductions from gross revenue  reached R$292.0 million in the 2012 financial year, representing an increase of 27.5% from R$229.0 million, in the year ended on December 31, 2011.

Operating costs

Operating costs in 2012 totaled R$2.9 billion, an increase of 10% as compared to R$2.7 billion in 2011. Cost related to construction is the main component of operating cost (R$1.6 billion of which related to Gafisa and R$1.0 billion of which related to Tenda).  Operating costs, as a percentage of net operating revenue, decreased from 91.1% in 2011 to 74.4% in 2012, mainly due to the recognition of cost overruns in 2011.

Gross profit

Gross profit in 2012 totaled R$1,012.3 million, representing an increase of 286% as compared to R$262.2 million in 2011, as a result of the cost overruns related to construction, which had a negative effect on the results of the Tenda and Gafisa segments in 2011.

In 2012, the gross margin generated from our activities increased to 25.6% as compared to 8.9% in 2011. This increase was mainly due to higher gross operating revenue as a result of increase operational volume during 2012 and the budget review deviation registered in 2011 which negatively impacted on the margin of Gafisa and Tenda.

Selling expenses

Selling expenses in 2012 totaled R$308.3 million, representing a decrease of 21.6% as compared to R$393.2 million in 2011, mainly due to the reduction in potential sales value of launched units of 16% in the period, from R$3,526.8 million in 2011 to R$2,951.0 million in 2012.

Selling expenses in 2012 represented 7.8% of our net operating revenue compared to 13.4% in 2011, reflecting a lower volume of revenues in the previous year.

General and administrative expenses

Administrative expenses reached R$346.7 million in 2012, a 37.9% increase compared to R$251.5 million in 2011, due to:

(1) a provision related to the distribution of variable compensation and expenses in connection with our stock option plans, in the amounts of R$64.0 million and R$27.6 million, respectively, in 2012, and R$17.2 million and R$19.3 million, in 2011, due to the recognition of the provision for the Company bonus for Gafisa, Tenda and Alphaville. In 2011, the provision related to the distribution of variable compensation was only recognized for the Alphaville;

(2) other expenses related to services rendered in the amount of R$40.3 million in 2012 as compared to R$16.9 million in 2011. This increase is mainly related to nonrecurring fees for auditing and consulting fees, which accounted for 24% of the change in the period.

Depreciation and amortization

Depreciation and amortization in 2012 was R$87.6 million, an increase of R$4.2 million when compared to R$83.4 million in 2011, mainly due to increased depreciation of sales kiosks in 2012.

Financial income and expenses, net

Net financial expenses totaled R$206.9 million in 2012, compared to net financial expenses of R$159.9 million in 2011, primarily as a result of a higher average loan balance (partially mitigated by the SELIC rate reduction), higher securitization-related expenses and higher bank charges and fees. Despite a stronger cash position, financial income decreased R$12.4 million, from R$93.0 million to R$80.6 million, at the end of the year, due to the reduction of the SELIC rate.

Taxes on income

Income, social contribution and deferred taxes for 2012 amounted to R$41.2 million, compared to R$142.4 million in 2011. This decrease is mainly due to a reversal of deferred tax assets in the previous period.

The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated on a quarterly basis to determine if adjustments to the valuation allowance are required. The Company assesses whether a valuation allowance should be established based on the consideration of all available evidence using a “more likely than not” standard with respect to whether deferred tax assets will be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which the differences become deductible. Judgment is required in determining the future tax consequences of events that have been recognized in the Company’s consolidated financial statements and/or tax returns.

Net income for the year attributable to noncontrolling interest

The increase in the stakes of non-controlling shareholders (minorities in subsidiaries in which we hold investments) from R$39.7 million in 2011 to R$48.1 million in 2012, an increase of 21.3% when compared to the previous year, as a result of increased net income at the Alphaville business recognized in the year, which increased from R$128.9 million in 2011 to R$157.3 million in 2012, which reflects the growth of the contribution of Alphaville’s successful developments to our product mix.

Net loss for the year attributable to owners of Gafisa

As a result of the factors above, net loss in the year ended December 31, 2012 totaled R$124.5 million compared to a net loss of R$944.9 million in 2011. Net results for 2012 was impacted by lower gross margin of Tenda and Gafisa projects coupled with the higher volume of financial expenses, higher amount of provision for legal claims in the amount of R$94.9 million as compared to R$57.9 million in 2011, both partially mitigated by Alphaville’s net income of R$157.3 million reported in the period.

Results of Operations for the Years Ended December 31, 2011 and 2010

Since mid-2011, our entire senior management team worked along with our board of directors and outside consultants in a review of our operating units and overall strategy. The results of this review led to a decision in October 2011 to: (i) establish a new operating structure by brands; (ii) reduce risks at Tenda; (iii) expand the contribution of Alphaville’s successful developments in our product mix; and (iv) refocus the Gafisa brand on its core markets of São Paulo and Rio de Janeiro. As a result, we identified important adjustments related to the strategic redirection at Gafisa and the new operating model adopted at Tenda which are reflected in the fourth quarter.

We believe that 2011 was an atypical year due to the impact of the structural changes mentioned above, the recognition of identified cost overruns, cancellations and contract dissolutions at Tenda in addition to our newly adopted sales policy and more targeted strategy.

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

Gross profit

Gross profit in 2011 totaled R$262.2 million, representing a decrease of 72%, from R$942.1 million in 2010 as a result of the revenue reversals related to the adjustments registered in the fourth quarter. In 2011, the gross margin generated from our activities deteriorated to 8.9% as compared to 27.7% in 2010. This sharp fall was due to mainly due to budget review deviation registered in the fourth quarter, 80% attributed to projects launched prior to 2008.

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

Taxes on income

Income, social contribution and deferred taxes for 2011 amounted to R$142 million, compared to R$22 million in 2010. The provision for, or benefit from, income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are evaluated on a quarterly basis to determine if adjustments to the valuation allowance are required. The Company assesses whether a valuation allowance should be established based on the consideration of all available evidence using a “more likely than not” standard with respect to whether deferred tax assets will be realized. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which the differences become deductible. Judgment is required in determining the future tax consequences of events that have been recognized in the Company’s consolidated financial statements and/or tax returns.

Net income for the year attributable to non-controlling interest

The increase in the stakes of non-controlling shareholders (minorities in subsidiaries in which we hold investments) from R$24 million in 2010 to R$40 million in 2011, an increase of 67% when compared to the previous year, as a result of increased net income at the Alphaville business recognized in the period.

Net loss for the year attributable to owners of Gafisa

Our use of the percentage-of-completion method of accounting resulted in a reduction or reversal of previously recorded revenue and profit due to the adjustments mentioned above, resulting in a net loss in the year ended December 31, 2011 of R$945 million compared to a net profit of R$265 million in 2010.

Business Segments

Our financial results for 2012, 2011 and 2010 included the results of the following segments: Gafisa S.A., Alphaville and Tenda. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.” Our chief executive officer, who is responsible for allocating resources among these businesses and monitoring their progress, uses data derived from a combination of historical operating results and forecasted operating results, to assess segment information primarily on the basis of different business segments.

We provide below a measure of historical results, selected segment assets and other related information for each reporting segment. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue.

	For Year Ended December 31, 2012
	Gafisa (1)		Tenda		Alphaville		Total
	(millions of reais except for percentages)
Net operating revenue	R$	2,018.1	R$	1,125.7	R$	809.5	R$	3,953.3
Operating costs		(1,572.9)		(977.5)		(390.6)		(2,941.0)
Gross profit		445.2		148.2		418.9		1,012.3
Gross margin		22.1%		13.2%		51.8%		25.6%
Net income (loss)		(158.9)		(122.9)		157.3		(124.5)

(1)	Includes all subsidiaries, except Alphaville and Tenda.

	For Year Ended December 31, 2011
	Gafisa (1)		Tenda		Alphaville		Total
	(millions of reais except for percentages)
Net operating revenue	R$	1,821.9	R$	446.0	R$	672.6	R$	2,940.5
Operating costs		(1,601.7)		(725.5)		(351.2)		(2,678.4)
Gross profit (loss)		220.2		(279.5)		321.4		262.1
Gross margin		12.1%		(62.7)%		47.8%		8.9%
Net income (loss)		(413.7)		(660.1)		128.9		(944.9)

(1)	Includes all subsidiaries, except Alphaville and Tenda.

	For Year Ended December 31, 2010
	Gafisa (1)		Tenda		Alphaville		Total
	(millions of reais except for percentages)
Net operating revenue	R$	1,894.5	R$	1,061.6	R$	447.0	R$	3,403.1
Operating costs		(1,477.8)		(732.0)		(251.2)		(2,460.9)
Gross profit		416.7		329.6		195.8		942.1
Gross margin		22.0%		31.0%		43.8%		27.7%
Net income		116.8		82.5		65.3		264.6

(1)	Includes all subsidiaries, except Alphaville and Tenda.

Gafisa Segment

Years Ended December 31, 2012 and 2011

Net operating revenue

Net operating revenue for the Gafisa segment was R$2.0 billion in 2012 compared to the net revenue of R$1.8 billion in 2011, which represents an increase of 10.8%. This increase was primarily due to recognition of results from sales contracted in prior periods, since Gafisa recognizes revenues on a percentage of completion basis and the remedial actions that have been implemented in 2011. Revenue recognized in 2011 was negatively impacted due to the cost overruns related to construction.

Operating costs

The costs of the sale and barter transactions in 2012 and 2011 totaled R$1.6 billion. Operating costs, as a percentage of net operating revenue, decreased from 87.9% in 2011 to 77.9% in 2012, mainly due to the recognition of cost overruns in 2011.

Gross profit

The gross profit in 2012 was R$445.2 million, representing an increase of 102.2% compared with the R$220.2 million reported in 2011. The gross margin in 2012 generated by our projects’ sales increased to 22.1% compared to 12.1% in the same period of 2011.  This increase was due to the cost overruns related to construction in 2011.

Net income (loss) for the year

Net loss for the Gafisa segment was R$158.9 million in 2012 or 127.6% of our total net loss in 2012, compared to the loss of R$413.7 million or 43.8% of our total net loss in 2011. The decrease in net loss is a result of a higher gross profit in 2012, because net loss in 2011 was a result mainly of a reversal of revenues as a consequence of a review of budget-led costs of projects, impairment costs and reversal of a deferred tax asset. Net income (loss) as a percentage of net operating revenues was negative 7.9% in 2012 as compared to a negative 22.7% in 2011.

Tenda Segment

Years Ended December 31, 2012 and 2011

Net operating revenue

Net revenue of sales/or services during 2012 totaled R$1,125.7 million, compared to R$446.0 million in the previous year, an increase of 152.4% when compared to the previous year. In 2012, Tenda accounted for 28.5% of the consolidated net revenue. The main reason for the result was (i) higher recognition of revenues and (ii) reversal of the cancellation provision in 2012. In addition, net revenue in 2011 was impacted by  (i) reversal of revenues as a consequence of review of budget led costs of projects that took place in that year and (ii) cancellation of sales related to clients with high delinquency or without the ability to transfer to the CEF, given Tenda tighter credit police.

Operating costs

The costs of development and sale of property and barter transactions in 2012 totaled R$977.5 million, compared to R$725.5 million reported in 2011.  This increase is mainly related to (i) higher recognition of revenues, and consequently costs, (ii) and reversal of the cancellation provision.

Gross profit (loss)

The gross profit in 2012 of R$148.2 million, compared to gross loss in 2011 of R$279.5 million. In 2012, gross margins increased to 13.2% from a gross loss of 62.7% in 2011.  The gross profit in 2011 was negatively impacted mainly due to the cost overruns related to construction and provisions for cancellation.

Net loss for the year

Net loss for the Tenda segment was R$122.9 million or 98.7% of our total net loss in 2012, compared to a net loss of R$660.1 million or 69.9% of total net loss for 2011. This decrease of net loss in 2012 when compared to 2011 is a result of better operating results and reversal of cancellation provision in 2012. In addition, net loss in 2011 was due to the revenue reversal related to adjustments that materially impacted Tenda results, cancellations and contract dissolutions on the back of the new sales policy adopted, as well as our more targeted strategy.

Alphaville Segment

Years Ended December 31, 2012 and 2011

Net operating revenue

The net revenue from sales and/or services increased by 20.4%, from R$672.6 million in 2011 to R$809.5 million in 2012. This increase was mainly due to positive demand for Alphaville properties and recognition of the revenues derived from sales contracted in former periods. In 2012, Alphaville contributed for 20.5% of the consolidated net revenue compared to 22.9% in 2011.

Operating costs

The costs of development and sale of property and barter transactions in 2012 totaled R$390.6 million, an increase of 11.2% compared with the R$351.2 million reported in 2011. This increase was mainly due to the higher volume of construction in progress during 2012 compared to 2011.

Gross profit

The gross profit in 2012 was R$418.9 million, representing an increase of 30.3% compared with the R$321.4 million reported in 2011. Increase in the gross profit can be largely attributed to the higher gross revenue derived from the large number of construction projects in progress. The gross margin in 2012 generated by our projects sales increased to 51.8% compared to the increase of 47.8% in the same period of 2011. Such increase derives from the higher sales margins to the extent that we have recognized revenues derived from projects launched in former years.

Net income for the year

Net income for the Alphaville segment was R$157.3 million in 2012 and R$128.9 million in 2011. Net income, as a percentage of net operating revenue, was 19.4% in 2012 as compared to 19.2% in 2011. The increase was mainly attributable to higher operational margins as discussed above.

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

Net income for the year

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

Tenda Segment

Years Ended December 31, 2011 and 2010

Net operating revenue

Net revenue of sales/or services during 2011 totaled R$446 million, compared to R$1.1 billion in the previous year, a decrease of 58% when compared to the previous year. In 2011, Construtora Tenda S.A. accounted for 15% of the consolidated net revenue. The main reason for the decrease was (i) reversal of revenues as a consequence of review of budget led costs of projects and (ii) cancellation of sales related to clients with high delinquency or without the ability to transfer to the CEF.

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

Net income (loss) for the year

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

Alphaville Segment

Years Ended December 31, 2011 and 2010

Net operating revenue

The net revenue from sales and/or services increased by 51%, from R$447 million in 2010 to R$673 million in 2011. This increase was mainly due to large continuous demand for Alphaville’s properties and recognition of the revenues derived from sales contracted in former periods. In 2011, Alphaville contributed for 22.9% of the consolidated net revenue.

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

Net income for the year

Net income for the Alphaville segment was R$128.9 million. Net income, as a percentage of net operating revenue, was 19.2% in 2011 as compared to 14.7% in 2010. The increase was mainly attributable to higher operational margins as discussed above.

B.           Liquidity and Capital Resources

Our transactions are financed mainly through the contracting of real estate financing and securitization of receivables. When necessary and in accordance with market demands, we carry out long-term financing for the sale of our developments. In order to turn over our capital and accelerate its return, we try to transfer to banks and sell to the market the receivables portfolio of our units.

In 2012, we carried out the following receivables sales:

On May 9, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64.9 million in exchange for cash at the transfer date, discounted to present value, by R$45.2 million.

On July 6, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$18.2 million in exchange for cash at the transfer date, discounted to present value, for R$11.5 million.

On November 14th, the subsidiary Alphaville, entered into a CCI transaction related to a portfolio comprising selected select residential real estate receivables from Alphaville and its subsidiaries. The assigned gross portfolio of receivables amounts to R$134.6 million in cash exchange as of the date of transfer, discounted to its present value for R$110.7 million.

On December 27, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72.0 million in exchange for cash at the transfer date, discounted to present value, by R$61.6 million.

We consistently review opportunities for acquisition and investments. We consider different types of investments, either direct or through our subsidiaries and jointly-controlled entities. We finance such investments using capital market financings, capital increase or through a combination thereof.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2012 at consolidated rates similar to the SELIC rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2012, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 12%+TR, depending on family income and credit score. Delinquency rates among our customers have increased in 2012 compared to 2011.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2012		2011		2010
	(in millions of reais)
Real estate development receivables:
Current	R$	2,915.3	R$	3,962.6	R$	3,704.7
Long-term		976.2		863.9		1,247.3
Total	R$	3,891.5	R$	4,826.5	R$	4,952.0
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	R$	1,786.4	R$	—	R$	2,465.8
Long-term		2,252.6		4,686.2		1,646.9
Total		4.039.0		4,686.2		4,112.7
Total receivables from clients	R$	7,930.5	R$	9,512.7	R$	9,064.7

The total balance of receivables to be recognized on the balance sheet has the following maturity profile:

	As of December 31, 2012
	(in millions reais)
Maturity
2013	R$	4,701.7
2014		1,417.8
2015		799.5
2016		1,011.5
Total	R$	7,930.5

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of February 28, 2013, our clients’ default level was 5.40% of our accounts receivable for Gafisa, 10.83% for Tenda and 3.09% for Alphaville. We did not record a provision for the years ended December 31, 2010, 2009 and 2008 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda. We review annually our assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$80.1 million as of December 31, 2012 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash generated from operating activities totaled R$650.9 million in 2012 compared to net cash used in R$808.7 million in 2011. The R$650.9 million was primarily composed of: (1) a decrease in trade accounts receivables, totaling R$580.5 million in 2012; (2) a decrease in properties for sale of R$343.5 million attributable to landbank and construction; (3) an increase in payable for purchase of properties and advances from customers in R$168.9 million; and (4) other less significant increases and decreases in other operating categories.

Net cash used in operating activities totaled R$808.7 million in 2011 compared to R$1,079.6 million in 2010. The R$808.7 million was primarily composed of: (1) a decrease in trade accounts receivables, totaling R$58.5 million in 2011; (2) increase in properties for sale of R$826.5 million attributable to an increase of our land bank and completed units; and (3) other less significant increases and decreases in other operating asset and liability captions.

Investing activities

Net cash used in investment activities, including the acquisition of property, equipment and new investments, was R$322.9 million, R$6.9 million and cash generated of R$122.9 million in 2012, 2011 and 2010, respectively.

Net cash used in investing activities, including the acquisition of property, equipment and new investments, was R$322.9 million in 2012 compared to a net cash used in investing activities of R$6.9 million in 2011. Our cash used in 2012 was mainly related to investments in property and equipment in the amount of R$114.8 million, and R$208.1 million related to purchases of short-term investments, net of redemption costs. Our main investments during the period were the construction of sales stands, which totaled R$33.3 million, investments in information technology equipment and software, which totaled R$36.4 million, in third party leasehold improvements and facilities, which totaled R$11.0 million.

Net cash from investing activities, including the acquisition of property, equipment and new investments, was R$6.9 million in 2011 compared to a net cash generated in investing activities of R$122.9 million in 2010. Our cash generated in 2011 was mainly related to investments in property and equipment in the amount of R$105.6 million. Our main investments during the period were the construction of sales stands, which totaled R$30.2 million, investments in information technology equipment and software, which totaled R$44.3 million, in construction equipment, which totaled R$2.8 million and in machines and equipment, which totaled R$3.1 million. These investments were compensated by cash used by investment activities related to short-term investments and restricted cash in the amount of R$98.7 million.

Financing activities

Net cash generated from financing activities in 2012 totaled R$161.5 million, a decrease of 76.8%, compared to the net cash generated from financing activities in 2011 of R$696.8 million. The cash generated in 2012 was mainly attributable to: (1) increase of loans and financing other debt totaling R$1,419.0 million, which was partially offset by amortizations of loans and interests in the amount of R$1,373.5 million, (2) capital increase in the amount R$2 million, and (3) cash inflow due to the CCI transaction in the amount of R$229.1 million. Net cash generated from financing activities in 2011 totaled R$696.8 million, a decrease of 24.3%, compared to the net cash generated from financing activities in 2010 of R$920.2 million. The cash generated in 2011 was mainly attributable to: (1) issuance of debentures and other debt totaling R$1,445.9 million, including CCI transactions, which was partially offset by amortizations of loans and interests in the amount of R$655.2 million and (2) capital increase in the amount R$5.0 million. We also paid R$98.8 million in dividends.

Pledged mortgage receivables and short-term investments

As of December 31, 2012, substantially all of our mortgage receivables totaling R$4,932.4 million are pledged. In addition, R$95.9 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2012, we invested R$114.8 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$33.3 million, investments in information technology equipment and software, which totaled R$36.4 million, in third party leasehold improvements and facilities, which totaled R$11.0 million. In 2011, we invested R$94.9 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and new office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$30.2 million, investments in information technology equipment and software, which totaled R$44.3 million, in construction equipment, which totaled R$2.8 million and in machines and equipment, which totaled R$3.1 million.

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

As of December 31, 2012, we had outstanding debt in the total amount of R$3,916.3 million, an increase of 4.3% as compared to December 31, 2011. Our indebtedness principally consists of (1) debentures totaling R$1,735.9 million, (2) working capital loans in the total amount of R$1,198.7 million and (3) other loans (mainly SFH) in the total amount of R$981.7 million.  In addition, we had outstanding payables to venture partners in the amount of R$323.8 million.

As of December 31, 2011, we had outstanding debt in the total amount of R$3,755.8 million, an increase of 13.5% as compared to December 31, 2010. Our indebtedness principally consists of (1) debentures totaling R$1,899.2 million, (2) working capital loans in the total amount of R$1,168.1 million and (3) other loans (mainly SFH) in the total amount of R$688.5 million.  In addition, we had outstanding payables to venture partners in the amount of R$473.2 million.

As of December 31, 2010, we had outstanding debt in the total amount of R$3,290 million, an increase of 5.4% as compared to December 31, 2009. Our indebtedness principally consists of (1) debentures totaling R$1,879.9 million, (2) working capital loans in the total amount of R$664.5 million and (3) other loans (mainly SFH) in the total amount of R$745.7 million.  The following table sets forth information on our loans, financing and debentures as of December 31, 2012.  In addition, we had outstanding payables to venture partners in the amount of R$404.3 million.

	Maturity
	Total		2013		2014		2015		2016 and thereafter
	(in millions of reais)
Debentures (Project Finance)	R$	1,163.2	R$	214.6	R$	248.6	R$	350.0	R$	350.0
Debentures (Working Capital)		572.6		131.7		280.7		150.0		10.2
Other Working Capital		1,199.9		314.3		429.2		271.2		185.2
Housing Finance System (SFH)		980.6		498.2		341.0		134.9		6.5
Payables to venture partners		323.8		161.4		142.7		11.2		8.5
Total	R$	4,240.1	R$	1,320.2	R$	1,442.2	R$	917.3	R$	560.4

Payables to venture partners refer to contributions received from venture partners of R$300.0 million in 2008 and R$80.0 million in 2010 and R$80.0 million in 2011 which will be fully redeemed by us until 2017.

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017 at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas commenced on January 31, 2012. At a meeting of the venture partners held on February 2, 2012, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100.0 million to the partners that held such units. As of December 31, 2012, the SCP and the Company is in compliance with these clauses.

In April 2010, our subsidiary Alphaville paid in the capital of an entity that held interest in other companies, the main objective of which includes the development and carrying out of real estate ventures. This entity subscribed capital and paid in capital reserve totaling R$135.1 million (comprising 81,719,641 common shares held by the Company and 53,333.333 preferred shares held by other shareholders). As a result of this transaction, payables to investors/venture partners are recognized at R$53.3 million, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a. The Company’s articles of incorporation set forth that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. On April 2, 2012, the Company paid principal in the amount of R$26.7 million and dividend in the amount of R$8.7 million to the holders of preferred shares.  As of December 31, 2012, the Company is in compliance with the above-described covenants.

On June 27, 2011, eight certificates of bank credit (CCBs) were issued in the Company, totaling R$65.0 million. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. In Alphaville, eight CCBs were issued, totaling R$55.0 million. CCBs are guaranteed by 500,000 units shares issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A. Funds from the aforementioned CCBs were allocated to develop residential projects.

As part of the funding through issuance of Certificates of Bank Credit– CCB, the Company and subsidiary Alphaville entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45.0 million and R$35.0 million, respectively, recorded based on the effective interest method of amortization in the consolidated income statement.

On September 5, 2012 we issued a Certificate of Bank Credit (CCB) on a total amount of R$150.0 million due to 2015. The CCB is guaranteed by pledge of to be performed units of selected ventures and real estate receivables.

On October 31, 2012, we amended the Certificates of Bank Credit (CCB), which original amount was R$100.0 million, with the purpose of pledging a secured guarantee, represented by first-priority mortgage of select real estate venture units, and the fiduciary assignment of these real estate receivables, and also renegotiate the payment flow.

On December 20, 2012 we approved our third public distribution with restricted efforts of commercial paper in a single series in the amount of R$80.0 million.

On December 21, 2012 the Alphaville subsidiary issued a Certificate of Bank Credit (CCB) for a total amount of R$130.0 million due to 2016. The CCB is guaranteed by pledge of real estate receivables and it is guaranteed by us.

Debenture program

On May 16, 2008, the CVM approved our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program consisted of 25,000 nominal, non-convertible debentures with a face value of R$10,000, which were issued in two series totaling R$250.0 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, which, on March, was renegotiated to 120.0% of the CDI rate, calculated from the subscription date, with a maturity of 5 years. The issuance has certain covenants which would restrict Company’s ability to take certain actions, including incurring additional debt, and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. The ratios, its parameters and our performance against them are summarized below.

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600.0 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.0% + TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees are comprised of assignments of receivables and bank accounts.

Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios, its parameters and our performance against them are summarized below.

In August 2009, the CVM approved our sixth issuance, which consisted of non-convertible simple debentures in two series, secured by a general guarantee, maturing in four years and unit face value at the issuance date of R$10,000, totaling R$250 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 2.00 to 3.25% per annum, calculated from the subscription date. Under the sixth issuance, we are obligated to acquire all outstanding debentures upon the request of debenture holders whenever we raise money through the issuance of non-debt securities in excess of R$500.0 million. We also have the right to repurchase the debentures in the occurrence of a liquidity event. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150.0 million.

In December 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.25% to 10.25% plus TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures.

In September 2010, the CVM approved our eighth issuance which consisted of non-convertible debentures in two series maturing in five and six years, respectively the first and the second series, with a unit face value at the issuance date of R$1,000, for an aggregate of R$300 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 1.95% in the first series and IPCA plus 7.96% in the second series, calculated from the subscription date.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2012 and 2011 are as follows:

	2012	2011
Fifth placement (b)
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt or below zero	3.73 times	n/a
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	3.58%	n/a
Seventh placement (a)
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	115.86 times	14.26 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.39%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.03 times	1.74 times
Eighth placement — first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	91.37 times	11.03 times
Total debt less venture debt, less cash and cash equivalents and short—term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.39%	31.8%

First placement – Tenda (a)
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below, considering that TR(4) plus TE(5) is always above zero	–3.29	–6.5
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity	–44.39%	–40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	6.63 times	2.57 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet

(3)
Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total receivables.

(5)	Total inventory.

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

In January 2012, the Company was in default on the restrictive covenants of a CCB in the amount of R$100.0 million because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

In April 2012, we were in default on the restrictive covenants of a bank loan (cédula de crédito bancário), or CCB in the amount of R$100.0 million because of the corporate rating downgrading. Immediately thereafter, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenant.

In June 2012, we were in default on the restrictive covenants of a bank loan (cédula de crédito Imobiliário), or CCB in the amount of R$100.0 million because of the corporate rating downgrading.  In June, 2012, the Company negotiated and obtained from the financial institution a waiver related to early redemption in view of the non-compliance of the contractual covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2012, the interest rates on these loans generally varied between 8.3% and 11.5% per annum, plus TR, and the loans generally mature through December 2013 and 2016. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2012 we had 83 loan agreements in effect, with a balance of R$980.7 million. At the same date we also had R$743.4 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

Securitization Fund — FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate. We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as of December 31, 2012, 2011 and 2010.

The receivables portfolio assigned totaled R$119.6 million of which we received the equivalent of the present value of R$88.7 million in cash. We consolidated receivables of R$20.7 million assigned to Gafisa FIDC in our financial statements as of December 31, 2012 and recorded the mandatorily redeemable equity interest in the securitization fund of R$9.6 million as other accounts payable. The balance of our subordinated quotas was eliminated on consolidation.

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

Eight book CCIs were issued, amounting to R$69.3 million at the issuance date. These eight CCIs are backed by receivables which installments fall due on and up to June 2014.

On June 27, 2011, the Company and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203.9 million (R$185.2 million – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171.7 million (R$155.9 million – Gafisa’s interest), recorded under “Obligations assumed on assignment of receivables”.

On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants which consist of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The amount of real estate receivables assignment paid by the Assignee amounts to R$238.4 million (R$221.4 million - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank. On July 6, 2012, the remaining balance was settled by issuance of Bank Deposit Certificate (CDB) guaranteed in favor of the Company.

On December 22, 2011, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72.4 million in exchange for cash at the transfer date, discounted to present value, by R$60.1 million, classified as “Obligations with assignment of receivables”.

On May 9, 2012, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64.9 million in exchange for cash at the transfer date, discounted to present value, by R$45.2 million.

On July 6, 2012, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$18.2 million in exchange for cash at the transfer date, discounted to present value, for R$11.5 million.

On November 14, the subsidiary Alphaville, entered into a CCI transaction related to a portfolio comprising selected select residential real estate receivables from Alphaville and its subsidiaries. The assigned gross portfolio of receivables totals R$134.6 million in cash exchange as of the date of transfer, discounted to its present value for R$110.7 million.

On December 27, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72.0 million in exchange for cash at the transfer date, discounted to present value, by R$61.6 million.

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

US GAAP Reconciliation

We prepare our financial statements in accordance with Brazilian GAAP, which differs in significant respects from US GAAP. Our net loss attributable to owners of Gafisa, in accordance with Brazilian GAAP, was R$124.5 million, R$944.9 million and net income of R$264.6 million in 2012, 2011 and 2010, respectively. Under US GAAP, our net loss was R$121.2 million, R$755.8 million and R$94.8 million in 2012, 2011 and 2010, respectively.

Our equity, in accordance with Brazilian GAAP, was R$2,692.4 million, R$2,747.1 million and R$3,632.2 million, as of December 31, 2012, 2011 and 2010, respectively. Under US GAAP, we recorded total equity of R$1,672.5 million, R$1,741.1 million and R$2,632.7 million as of December 31, 2012, 2011 and 2010, respectively.

The following items generated the most significant differences between Brazilian GAAP and US GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	business combinations;

•	temporary equity;

•	effects of deferred taxes on the differences above; and

•	non-controlling interest.

For a discussion of the principal differences between Brazilian GAAP and US GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 32 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation adopted from 2012

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC which were effective as of December 31, 2012.

In relation to the adoption of the pronouncements and interpretations listed below, which became effective as of January 1, 2012, they did not have any significant impact on the individual and consolidated financial statements of the Company as of December 31, 2012. They are the following:

•	CPC 17 (R1) – Construction Contracts – CVM Resolution no. 691 of November 8, 2012 (IAS 11);

•	CPC 18 (R1) – Investments in Subsidiaries and Affiliates – CVM Resolution no. 688 of October 4, 2012 (IAS 28);

•	CPC 30 (R1) – Revenues – CVM Resolution no. 692 of November 8, 2012 (IAS 18);

•	CPC 35 (R2) – Separate Financial Statements – CVM Resolution no. 693 of November 8, 2012;

•	CPC 40 R1 – Financial Instruments: Supporting Documents – CVM Resolution no. 684 of August 30, 2012 (IFRS 7);

•	ICPC 08 (R1) – Accounting of Dividend Payment Proposal – CVM Resolution no. 683 of August 30, 2012; and

•	ICPC 09 (R1) – Individual Financial Statements, Separate Financial Statements and Application of the Equity Accounting Method – CVM Resolution no. 687 of October 4, 2012.

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•	CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•	CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•	CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•	CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•	CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•	CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

The Company did not early adopt any of these pronouncements (new or revised) and interpretations in its individual and consolidated financial statements as of December 31, 2012.

Management, based on the preliminary analysis performed thus far, estimates that the adoption of CPCs 19 (R2) and 36 (R3) will exert a significant impact on the consolidated financial statements of the Company for 2013, as certain investments in jointly-controlled investees will no longer be proportionately consolidated and will be accounted for under the equity method.

As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, in its consolidated financial statements for 2013, the Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012) and Management, based on the preliminary analysis performed thus far, shows below the best estimate for the possible impacts on the balances for 2012.

	Balances reported in 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
	(in thousands of R$)
Balance sheet
Current assets	7,218,690	(1,118,030)	6,100,660
Non-current assets	1,575,371	(112,698)	1,462,673
Investments	—	574,798	574,798
Property and equipment and intangible assets	276,933	—	276,933
Total assets	9,070,994	(655,930)	8,415,064

Current liabilities	2,879,590	(399,751)	2,479,839
Non-current liabilities	3,499,037	(256,179)	3,242,858
Total liabilities	6,378,627	(655,930)	5,722,697
Equity	2,692,367	—	2,692,367
Total liabilities and equity	9,070,994	(655,930)	8,415,064

Statement of operations
Net operating revenue	3,953,282	(383,752)	3,569,530
Operating costs	(2,941,025)	293,443	(2,647,582)
Operating (expenses) / income	(840,452)	18,123	(822,329)
Equity pick-up	—	58,200	58,200
Financial income	(206,940)	6,830	(200,110)
Income and social contribution taxes	(41,228)	7,156	(34,072)
Non-controlling interests	(48,141)	—	(48,141)
Net loss for the year	(124,504)	—	(124,504)

Cash flow
Operating activities	650,945	695,734	1,346,679
Investing activities	161,488	(309,281)	(147,793)
Financing activities	(322,894)	(504,966)	(827,860)

Except for the potential impacts exerted by the adoption of CPC 19 (R2) and CPC 36 (R3) shown above, Management estimates that the adoption of other pronouncements (new or revised) and interpretations will not have a significant impact on the individual and consolidated financial statements of the Company for 2013.

C.           Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2012, 2011 and 2010, we had 7, 10 and 9 employees engaged in research and development activities, respectively. Our research and development expenditures in 2012, 2011 and 2010 were immaterial.

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2011 and 2012, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

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

F.           Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2012. The table does not include deferred income tax liability.

	Maturity Schedule
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions of R$)
Loans and financing	R$	2,180.4	R$	812.5	R$	1,176.3	R$	191.6	R$	—
Debentures		1,735.9		346.4		1,029.3		360.2		—
Interest (1)		682,1		257.0		335.1		90.0		—
Real estate development obligations (2)		4,693.1		2,843.3		1,849.8		—		—
Obligations for land purchase		480.1		388.3		87.8		4.0		—
Payables to venture partners (3)		323.7		161.4		160.3		2.0		—
Credit assignments		336.8		176.0		115.4		41.4		4.0
Obligations from operating leases		51.3		14.0		23.8		13.5		—
Acquisition of investments		21.7		2.9		18.8		—		—
Securitization Fund – FIDC		9.6		9.6		—		—		—
Other accounts payable		241.3		174.4		66.9		—		—
Total	R$	10,756.1	R$	5,185.8	R$	4,857.1	R$	709.2	R$	4.0

(1)
Estimated interest payments are determined using the interest rate as of December 31, 2012. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2012, the amount of “real estate development obligations” related to units launched but not sold was R$2,308.8 million.

(3)	Payables to venture partners accrues a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, according to the material fact we released on July 3, 2012. There is an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of Alphaville’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$359.0 million as at December 31, 2012 and 2011. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of Alphaville, these shareholders of Alphaville will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$58.6  million and R$149.8 million in current and non-current liabilities, respectively, as of December 31, 2012.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra	66	Chairman	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Nelson Machado(2)(3)	65	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Guilherme Affonso Ferreira(2)(3)	62	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Maurício Marcellini Pereira(2)(3)	39	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Cláudio José Carvalho de Andrade(2)(3)	41	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
José Écio Pereira da Costa Junior(2)(3)	61	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Gerald Dinu Reiss(2)(3)	68	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Rodolpho Amboss(2)(3)	50	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014
Henri Phillippe Reichstul(2)(3)	64	Director	May 11, 2012	Annual Shareholders’ General Meeting in 2014

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

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

Nelson Machado. Mr. Machado is a member of our board of directors. In the past, he has held, among others, the following positions: Executive Secretary of the Department of Treasury, governmental entity of the administrative structure, responsible for developing and executing the economic policies; Manager of Rocha e Machado Consultoria Ltda., a consulting company, (1) has been a member of the Boards of Directors of Caixa Econômica Federal, a financial institution; Brasilcap Capitalização S.A., a company specialized in savings bond; Brasilprev Seguros S.A., a company specialized in insurance; FINAME, special agency of industry financing; and Petroquisa S.A., company within the Petrobras group, specialized in petrochemical; and (2) has been a member of the Fiscal Councils of Vale S.A., a company specialized in mining; CESP – Companhia Energética de São Paulo, company of generation of electrical energy; Comgas – Companhia de Gás de São Paulo, a natural gas distributor; (i) Terrafoto S.A. Atividades de Aerolevantamentos, a company specialized in photogrammetry; and Companhia Metropolitana de Habitação de São Paulo – Cohab-SP, an entity specialized in fomenting the access to housing for underprivileged population. He holds a law degree from Brasilia University (UnB), a master’s degree in business from EAESP/FGV – SP and a doctorate in accounting and controlling from FEA/USP.

Guilherme Affonso Ferreira. Mr. Ferreira is currently a member of our board of directors and the CEO of Bahema Participações S.A., a financial investment company. He is also a member of the board of directors of: Companhia Brasileira de Distribuição (Pão de Açucar), a retail company; SulAmérica S.A., an insurance company Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.; a company that specializes in payment facilitation program, system identification and telecommunication; Tavex Algodonera S.A., a textile company; Arezzo Indústria e Comércio S.A., a shoes retailer; Ideiasnet S.A., a technology, media and telecommunications company and Banco Indusval, a financial institution. He holds a production engineering degree from the University of São Paulo and a master’s degree in economics and political science from Macalester College.

Maurício Marcellini Pereira. Mr. Pereira is currently a member of our board of directors and has also been a member of the board of directors of Elo Serviços S.A., a debit and credit card administrator and Telemar Participações S.A., a telecommunication company. He has also been Investment Officer of Fundação dos Economiários Federais – FUNCEF, a pension fund for the employees of Caixa Econômica Federal; Executive Officer of New Business of Caixa Participações S.A. – CAIXAPAR, a company specialized in strategic corporate stakes; member of the Investment Committee of Fundo de Investimentos em Participações Infra Brasil, an investment fund created by the IDB, which offers credit to private companies to invest in infra-structure; and Finance and Administrative Officer of Grupo Posadas Caesar Park and Executive Partner of Ria Hotelaria Sustentável, both tourism companies. He holds a degree in business administration from Minas Gerais Federal University, an MBA in Finance from Ibmec Business School and is getting his master’s degree in pension economics from Brasília University (UnB).

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

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Alceu Duilio Calciolari	50	Chief Executive Officer	May 25, 2012	May 25, 2015
Andre Bergstein	42	Chief Financial Officer and Investor Relations Officer	May 25, 2012	May 25, 2015
Sandro Rogério da Silva Gamba	37	Executive Officer of Gafisa	May 25, 2012	May 25, 2015
Luiz Carlos Siciliano	48	Operational Executive Officer	May 25, 2012	May 25, 2015
Fernando Cesar Calamita	46	Operational Executive Officer	May 25, 2012	May 25, 2015
Rodrigo Ferreira Coimbra Pádua	38	Operational Executive Officer	May 25, 2012	May 25, 2015

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

Luiz Carlos Siciliano. Mr. Siciliano is currently one of our operational executive officers, responsible internally for the supply chain , IT, legal department and shared services center, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the investment executive committee. Mr. Siciliano brings considerable sales and marketing managerial expertise to his newly expanded role from both his tenure at Gafisa as well as from his prior professional experiences. He has worked for us since 2005, as head of business development in the state of Rio de Janeiro and director of sales and marketing. Prior to joining us, Mr. Siciliano worked at AmBev from 1992 to 2004 in positions of increasing responsibility, and he holds master’s in business administration degrees from IBMEC and Pontifícia Universidade Católica (PUC) in Rio de Janeiro.

Fernando Cesar Calamita. Mr. Calamita is currently one of our operational executive officers, responsible internally for the control department, and his current term commenced in May 2012, with a term of office through May 25, 2015. He is also a member of the financial executive committee and ethics executive committee and member of the Board of Directors of Construtora Tenda S.A. Before joining us he was Vice-President of Finance and Administration of Kidde do Brasil S.A., a company specialized in engineering and manufacturing of security equipment.

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

Our Relationship with our Executive Officers and Directors

As of December 31, 2012, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2011, our board of officers in the aggregate held 0.3% of our share capital and our board of directors in the aggregate held less than a 0.3% direct or indirect interest in our share capital. As of December 31, 2012, our board of officers in the aggregate held 0.3% of our share capital and our board of directors in the aggregate held less than a 0.1% direct or indirect interest in our share capital. Also, as of December 31, 2012, some of our executive officers held interests in our subsidiaries as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the referenced date, were the interests held material. In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

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

For each of 2012, 2011 and 2010, the aggregate compensation we paid to the members of the board of directors was R$2.2 million, R$1.7 million and R$1.0 million, respectively, considering Gafisa, Tenda and Alphaville.

For each of 2012, 2011 and 2010, the aggregate compensation we paid to the members of the fiscal council was R$249.9 thousand, R$188.3 thousand and R$206.6 thousand, respectively, considering Gafisa, Tenda and Alphaville.

For each of 2012, 2011 and 2010, the aggregate compensation we paid to the executive officers was R$37.5 million, R$20.5 million and R$14.7 million, respectively, which includes fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa, Tenda and Alphaville.

Approximately 70% of the total compensation paid to our officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2012, 2011 and 2010, R$18.9 million, R$5.9 million and R$5.6 million, respectively.

For each of 2012, 2011 and 2010, the individual compensation we paid to members of our board of directors (fixed compensation in 2010; fixed compensation and costs related to Stock Options Programs in 2011 and 2012), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2012	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.00	3.00	5.83
Annual highest individual compensation (in R$)	320,824	45,600	6,123,879
Annual lowest individual compensation (in R$)	224,056	45,600	3,165,013
Annual average individual compensation (in R$)	244,561	45,980	3,575,601

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2011	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	8.00	3.00	5.92
Annual highest individual compensation (in R$)	293,062	45,600	2,679,168
Annual lowest individual compensation (in R$)	129,478	45,600	1,539,857
Annual average individual compensation (in R$)	212,854	45,600	1,942,100

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2010	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	5.67	3.00	5.00
Annual highest individual compensation (in R$)	242,100	45,600	2,479,913
Annual lowest individual compensation (in R$)(2)	161,400	45,600	1,453,309
Annual average individual compensation (in R$)	168,547	45,600	1,842,653

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda

2012	Board of Directors (3)	Fiscal Council	Executive Officers
Number of members(1)	3.67	3.00	7.67
Annual highest individual compensation (in R$)	-	38,400	3,918,356
Annual lowest individual compensation (in R$)	-	7,464	3,918,356
Annual average individual compensation (in R$)	-	17,776	1,460,677

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this function.

2011	Board of Directors (3)	Fiscal Council	Executive Officers (3)
Number of members (1)	3.00	3.00	5.9
Annual highest individual compensation (in R$)	-	25,600	-
Annual lowest individual compensation (in R$)	-	6,530	-
Annual average individual compensation (in R$)	-	17,153	-

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors and Executive Officers at Tenda were Executive Officers at Gafisa and therefore received compensation for this function.

2010	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	3.67	3.00	5.08
Annual highest individual compensation (in R$)	25,000	37,600	162,500
Annual lowest individual compensation (in R$)	n.a.	37,600	n.a.
Annual average individual compensation (in R$)	17,045	23,253	61,803

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer). And for 2010, the only members of the Board of Directors and Executive Officers that served the entire year were also executive officers at Gafisa, therefore this information is not applicable for this year.

Alphaville

2012	Board of Directors (3)	Fiscal Council	Executive Officers
Number of members (1)	5.00	3.00	4.17
Annual highest individual compensation (in R$)	-	19,560	2,506,438
Annual lowest individual compensation (in R$)	-	19,560	1,326,440
Annual average individual compensation (in R$)	-	19,560	1,354,882

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and therefore received compensation for this function.

2011	Board of Directors (3)	Fiscal Council (4)	Executive Officers
Number of members (1)	5.00	-	4.00
Annual highest individual compensation (in R$)	-	-	3,375,992
Annual lowest individual compensation (in R$)	-	-	1,445,683
Annual average individual compensation (in R$)	-	-	2,184,555

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and therefore received compensation for this function.

(4)	The Fiscal Council was installed in 2012.

2010	Board of Directors (3)	Fiscal Council (4)	Executive Officers
Number of members (1)	5.00	-	3.75
Annual highest individual compensation (in R$)	-	-	1,365,695
Annual lowest individual compensation (in R$)	-	-	1,023,111
Annual average individual compensation (in R$)	-	-	1,323,763

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and therefore received compensation for this function.

(4)	The Fiscal Council was installed in 2012.

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

Under Brazilian corporate law, a company’s board of directors must have at least three members.  Our bylaws provide for a board of directors of up to nine members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado.  Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% independent members, our board of directors currently has eight independent members, out of a total of nine members.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of six members: (1) Mr. Alceu Duilio Calciolari, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, (3) Mr. Sandro Rogerio da Silva Gamba, who is the executive officer of Gafisa, (4) Mr. Luis Carlos Siciliano, who is an operational executive officer, (5) Mr. Fernando Cesar Calamita, who is an operational executive officer, and (6) Mr. Rodrigo Ferreira Coimbra Pádua, who is an operational executive officer.

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

Our fiscal council has three members (Olavo Fortes Campos Rodrigues Junior, Adriano Rudek de Moura and Luis Fernando Brum de Melo) and two alternates (Marcello Mascotto Iannalfo and Laiza Fabiola Martins de Santa Rosa).

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

Currently, our Investment Executive Committee is in operation and is comprised by Alceu Duilio Calciolari (also the Coordinator of the Committee), Andre Bergstein, Sandro Rogério da Silva Gamba, Rodrigo Osmo and Luiz Carlos Siciliano.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed of three members; currently, they are Alceu Duilio Calciolari (also the Coordinator of the Committee), Andre Bergstein and Fernando Cesar Calamita. This committee evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

In September 2010, our board of directors established an Ethics Executive Committee, as a collegiate body to provide advice and guidance to the board of directors, elected by the board of directors, and composed primarily of members of the board of officers (statutory or otherwise). Currently is composed of five  members: André Bergstein (Coordinator of the Committee), Rodrigo Ferreira Coimbra Pádua, Fernando Cesar Calamita, Luiz Carlos Siciliano and Norival Zanata Junior. This committee is responsible for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

D.           Employees

As of December 31, 2012, we had 4,024 employees at Gafisa Group across the following states:

States	Number of Employees
Alagoas	11
Amazonas	6
Bahia	364
Goiás	47
Maranhão	16
Minas Gerais	199
Pará	177
Paraíba	2
Paraná	80
Pernambuco	46
Piauí	8
Rio de Janeiro	773
Rio Grande do Sul	176
Rondonia	8
Sergipe	1
São Paulo	2,110
Total	4,024

The table below shows the number of employees for the period presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2012	2,551	811	395	267	4,024
2011	3,459	695	301	332	4,787
2010	3,202	699	331	394	4,626
2009	4,721	734	234	464	6,153

Note:
The numbers presented in the tables above for the year of 2012 refer to the employees of Gafisa Group (Gafisa’s Business Unit, Tenda’s Business Unit, Alphaville’s Business Unit as well as the corporate areas, including the shared services centre).

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 24,000 outsourced professionals are providing services to Gafisa, Tenda and Alphaville across the following regions:

Region	Outsourced Professionals
North/CentralWest	1,267
Northeast	4,097
South	3,161
Southeast	16,143
Total	24,668

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2012, establishing a salary adjustment of 7.47% as of May 2011. This collective bargaining agreement became effective in May 2012 and will expire in April, 2013.

The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2012, establishing a salary adjustment of 9% as of March 2011. This collective bargaining agreement became effective in March 2012 and will expire in February 2013.

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

E.           Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.3463%  of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2012, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as partners, minority shareholders, and/or directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Alceu Duilio Calciolari	Chief Executive Officer	992,676
Gerald Dinu Reiss	Director	141,102
Odair Garcia Senra	Director	233,605
Luiz Carlos Siciliano	Officer	48,509
Sandro Rogério da Silva Gamba	Officer	66,876
Rodrigo Osmo	Officer	39,088
Fernando Cesar Calamita	Officer	57,500
Rodrigo Ferreira Coimbra Pádua	Officer	41,370
Cláudio José Carvalho de Andrade	Director	1,000
José Écio Pereira da Costa Junior	Director	2
Guilherme Affonso Ferreira	Director	102
Henri Phillippe Reichstul	Director	2
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	—
Nelson Machado	Director	—
Maurício Marcellini Pereira	Director	—
Rodolpho Amboss	Director	—
Marcelo Renaux Willer	Officer	—
Total		1,621,832

Stock Option Plans

Our stock option plans seek to: (1) encourage our expansion and success by allowing our executives and key employees to acquire shares of our capital stock in order to encourage their integration with the company; (2) allow us to obtain and retain the services of executives and key employees by offering them the benefit of becoming one of our shareholders; and (3) align the interests of our executives and key employees with the interests of our shareholders.

We have individual agreements with our key employees and executives, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plans and the specific conditions set forth in their agreements.

In 2002, our shareholders ratified the terms and conditions of our stock option plan. A standard stock option program to grant subscription rights related to our preferred shares was approved by our board of directors at a meeting held on April 3, 2000. As a result of our entry in the Novo Mercado segment of BM&FBOVESPA, our preferred shares were converted into common shares, and therefore all options relating to this plan grant subscription rights related to our common shares. Currently, we do not have any stock option grants related to this plan.

On February 3, 2006, our shareholders approved a new stock option plan. Under the 2006 stock option plan, our board of directors may release further programs on a regular basis of options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2006 stock option plan. Such new programs would grant our executives and key employees the right to subscribe and/or acquire our shares for a set price, under terms and conditions according to the agreements set for each participant. Currently, we don’t have any stock option grants related to this plan.

Our most recent stock option plan was approved on May 18, 2008 during a special shareholders’ general meeting. Under this new stock option plan, our board of directors may create additional programs on a regular basis for options to purchase up to 5% of the total outstanding shares of our company, as set forth in the 2008 stock option plan.

Under this new stock option plan, the board of directors may also grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares, or A option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

As of December 31, 2012, all active stock option Programs follow the Plan approved in 2008.

2009 Programs

Three new stock option programs were approved in 2009 for executive officers and key employees. The first is a standard stock option program to grant subscription rights related to our common shares, which was approved by our board of directors at a meeting held on June 26, 2009. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2012, 5,400,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this stock option agreement. Of the total options granted, 2,850,000 have been acquired or expired pursuant to such agreements. The options not exercised were replaced by the program approved in 2012.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular A options granted under this plan, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of December 31, 2012, options to purchase 849,020 shares of our common shares have been granted to key employees and executive officers pursuant to this stock option agreement. The options granted included 482,965 B options. Of the total options granted, 386,962 have been acquired or expired pursuant to such agreements.

After the acquisition of Tenda, the board of directors approved the conversion of Tenda’s existing stock options programs into Gafisa’s programs. As of the date of this annual report, all shares have been expired or purchased pursuant to this stock option programs agreements.

2010 Programs

Two new stock option programs were approved in 2010 for executives and key employees. The first is a standard stock option program to grant subscription rights related to our common shares, which was approved by our board of directors at a meeting held on August 4, 2010. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2012, 600,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this stock option agreement and none have been acquired or expired pursuant to such agreements. These options were replaced by the program approved in 2012.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of the regular options granted under this 2010 plan, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of December 31, 2012, options to purchase 26,061 shares of our common shares have been granted to employees and executive pursuant to this stock option plan agreement. The options granted included 17,373 B options. Of the total options granted, 20,486 have been acquired or expired pursuant to such agreements.

2011 Programs

Two new stock option programs were approved in 2011 for the board of directors, executives and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2012, 510,000 options to purchase shares of our common shares have been granted to executive officers and directors pursuant to this agreement. Out of the amount granted, none have been acquired pursuant to such agreements and were replaced by the program approved in 2012; 2,640,000 expired or cancelled.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of December 31, 2012, options to purchase 2,940,000 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 2,166,250 “B” options. Out of the total options granted, 1,304,281 have been acquired or expired pursuant to such agreements.

2012 Programs

Two new stock option programs were approved in 2012 for executives and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2012, 3,560,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement. Out of the amount granted, none have been acquired pursuant to such agreements.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of December 31, 2012, options to purchase 4,079,048 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 3,005,532 “B” options. Out of the total options granted, none have been acquired or expired pursuant to such agreements.

Active Programs	Number of Stock Options granted	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option		Expiration
December 2009 (Restricted SOP) (1)	849,020	462,058	R$	0.01	December 2013
August 2010 (Restricted SOP) (1)	26,061	5,575	R$	0.01	August 2014
March 2011 (Restricted Type B) (1)	906,250	375,719	R$	0.01	March 2015
July 2011 (Restricted Type B) (1)	1,260,000	1,260,000	R$	0.01	July 2015
August 2012 (Standard SOP) (1)	3,560,000	3,560,000	R$	2.73	August 2025
August 2012 (Restricted Type A) (1)	1,073,516	1,073,516	R$	2.73	May 2014
August 2012 (Restricted Type B) (1)	3,005,532	3,005,532	R$	0.01	August 2016
		9,742,400

(1)	Options unvested.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

As of the date of this annual report, the following shareholder held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
Fundação dos Economiarios Federais (“FUNCEF”)	23,835,800	5.50
Directors and officers(1)	1,504,035	0.35
Other shareholders	407,290,458	94.01
Treasury shares	599,486	0.14
Total	433,229,779	100.0

(1)
Does not include shares that may be purchased pursuant to outstanding stock option plans except for shares subject to options that are currently exercisable or exercisable within 60 days of the date of this annual report.

We had a total of 100 record shareholders located in the United States, 71% of which hold shares traded at BM&FBOVESPA and 29% of which hold ADSs traded on the NYSE. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, according to the material fact we released on July 3, 2012.  There is an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of Alphaville’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$359.0 million as at December 31, 2012 and 2011. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of Alphaville, these shareholders of Alphaville will receive 13.96% of Gafisa’s total capital stock and will become relevant shareholders of Gafisa.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2012, 2011 and 2010, we had current accounts receivable from related parties related to real estate ventures of R$188.8 million, R$84.2 million and R$75.2 million, respectively. And we had current accounts payable from related parties related to real estate ventures of R$75.5 million, R$97.9 million and zero, respectively

As of and for the years ended December 31, 2012, 2011 and 2010, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2012, we were a party to 8,800 civil actions, totaling R$893.0 million. Of these actions, we were the plaintiff in 557 actions and the defendant in approximately 8,220 actions, with aggregate amounts of R$161.7 million and R$731.3 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2012, the provisions related to civil claims include R$69.8 million related to lawsuits in which the Company is included as successor in enforcement actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff alleges that the Company should be liable for the debts of Cimob. Certain claims, amounting to R$5.3 million, are backed by guarantee insurance, in addition we have made judicial deposits amounting to R$61.2 million, in connection with the restriction of the usage of our bank accounts; and there is also a restriction on the use of our treasury stock in order to guarantee the enforcement. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision is on appeal, and cannot be predicted at present.

As of December 31, 2012, the provision for our civil claims amounted to R$138.6 million.

Environmental Claims

As of December 31, 2012, we were the defendants in certain environmental claims alleging harm in a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

In Case No. 0022897-84.2010.4.03.6100, federal prosecutors (Ministério Público Federal) argue that due to restrictions on urban and landscape rights it would have been unduly issued by the authorities the approval of project Paulista Corporate Building. This process was intended to prevent the conclusion of construction, but the judiciary, according to our defense, denied the request and the building has already been finalized. There is still an appeal filed by the federal prosecutors awaiting judgment but, we believe, it is unlikely to overturn that judgment. The value attributed to the case by federal prosecutors is R$320.0 million.  Based on currently available information, we believe chances of loss for this claim are remote.

As of December 31, 2012, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2012, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$223.3 million. As of December 31, 2012, the provision for tax liabilities amounted to R$14.7 million. In addition, we have deposited R$10.8 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as (1) probable in regard to the principal and interest, and (2) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency considered by our legal counsel as a probable loss totaled R$12.3 million and was recorded at December 31, 2012.

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

Labor Claims

As of December 31, 2012, we were a defendant in approximately 5.873 labor claims resulting from our ordinary course of business, of which approximately 88% were filed by outsourced workers and approximately 12% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2012, the total value involved in the labor claims filed against us was approximately R$185.5 million. As of December 31, 2012, the provision for labor claims amounted to R$55.1 million.

Arbitration

We are also involved in 2 arbitrations proceedings: one of them by a partner seeking to discuss and terminate the partnership to develop a few real estate projects and the other one regarding enforceability of contractual clauses. There is no decision in none of the cases above.

As of December 31, 2012, we have made no provisions for arbitration claims.

Other Developments

On June 14, 2012, we received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760). The subpoena requests that we produce all documents from January 1, 2010 to the present related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and it is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of these financial statements has not issued any opinion.  We have not received any further notice from the SEC after delivering the requested information in the first half of 2012.

On July 31, 2012, we received a letter from the CVM: CVM/SEP/GEA-5/ Letter No. 208/2012, requesting information related to criteria for measurement and recognition of revenue and enhancement in the disclosure of some notes to our financial information. We have already provided all the information requested by the CVM. In addition, on February 19, 2013, we received a letter from the CVM: CVM/SEP/GEA-5/ Letter No. 040/2013 recommending enhancements to the notes to our financial statements regarding the percentage of assets by venture that is included in the structures of equity segregation of the purchase.

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

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve. Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2012, there was no amount allocated to a legal reserve since it was absorbed by our loss for the year ended.

•
Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This investment reserve may not exceed 80% of our share capital. As of December 31, 2012, there was no amount allocated to a statutory reserve since it was absorbed by our loss for the year ended.

•
Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2012, there was no amount allocated to a contingency reserve.

•
Investment Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2012, there was no amount allocated to an investment reserve since it was absorbed by our loss for the year ended.

•
Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2012, there was no amount allocated to our retained earnings reserve.

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

As of December 31, 2012, there was no amount allocated to a capital reserve since it was absorbed by our loss from the year ended.

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

In 2012, we did not distributed any dividends, related to fiscal years 2011 and 2012.

B.           Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.           Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2008	21.00	3.35	930,018	25.04	2.67	1,238,592
December 31, 2009	16.16	4.26	830,509	18.81	3.54	2,077,590
December 31, 2010(2)	14.83	9.31	2,210,016	18.24	10.04	4,339,823
December 31, 2011	12.25	4.10	3,548,148	15.17	4.30	8,082,453
December 31, 2012	5.47	2.09	—	6.78	2.05	—

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Quarter
First quarter 2011	12.89	12.68	1,964,727	10.32	10.10	3,809,000
Second quarter 2011	15.17	11.82	2,452,749	12.25	9.62	5,117,548
Third quarter 2011	8.19	5.32	4,098,922	10.13	5.68	6,447,629
Fourth quarter 2011	6.78	4.10	3,671,459	8.10	4.30	11,172,193
First quarter 2012	5.47	4.12	3,705,616	6.78	4.61	13,832,655
Second quarter 2012	4.29	2.09	3,056,674	4.64	2.05	15,575,915
Third quarter 2012	4.83	2.20	2,669,424	4.70	2.11	17,061,943
Fourth quarter 2012	4.98	3.59	2,225,663	4.70	3.50	11,947,754
Month
October 2012	4.68	3.66	2,606,063	4.54	3.62	13,571,723
November 2012	4.29	3.59	1,667,639	4.05	3.50	10,767,142
December 2012	4.98	4.24	2,412,170	4.70	4.06	11,209,106
January 2013	5.35	4.56	2,717,633	5.24	4.49	12,141,410
February 2013	5.19	3.90	2,026,382	5.20	3.88	10,576,400
March 2013	4.28	3.71	1,992,835	4.54	3.62	10,749,469
April 2013 (through April 11)	4.57	3.68	2,285,136	4.57	3.75	11,731,056

(1)	Average number of shares traded per day.

(2)
On February 22, 2010, our shareholders approved a stock split of our common shares giving effect to the split of one existing share into new issued shares, increasing the number of shares from 167,077,137 to 334,154,274.

In September 2007, we joined the BM&FBOVESPA Index, or “IBM&FBOVESPA,” the main indicator of the Brazilian stock market’s average performance and the IBrX-50, an index measuring the total return on a theoretical portfolio composed of 50 stocks selected among BM&FBOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, trading in our shares increased to a daily average of R$57.1 million (or 11.3 million shares).

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$1.21 trillion as of March 27, 2013 and an average daily trading volume of US$3.6 billion for 2012. In comparison, the NYSE had a market capitalization of US$16.61 trillion as of March 27, 2013 and an average daily trading volume of approximately US$164,196.21 million for 2012. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one principal shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “—Investment in Our Common Shares by Non-Residents of Brazil.”

Regulation of Brazilian Securities Markets

The Brazilian securities markets are mainly governed by Law No. 6,385, of December 7, 1976, Law No. 4,728, of July 14, 1965 and Brazilian corporate law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the CMN; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

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

Portfolio Investment

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council (or “Resolution No. 2,689”), and CVM Instruction No. 325.

With certain exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, futures or organized over-the-counter market authorized by the CVM. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market. See “Item 10. Additional Information—D. Exchange Controls.”

In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:

•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	appoint a tax representative in Brazil;

•	through its representative in Brazil, register itself as a foreign investor with the CVM and the Central Bank; and

•	through its representative in Brazil, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to the Regulatory Instructions No. 461 and 568, as the case may be.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions  carried out in the Brazilian stock exchanges or in organized over-the-counter markets licensed by the CVM. Therefore, as a general rule, no private sale of securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 are permitted.

Foreign Direct Investment

Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains as compared to foreign portfolio investors.

A foreign direct investor under Law No. 4,131/62 must:

•	register itself as a foreign direct investor and the investment with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on Brazilian corporate law.

Depositary Receipts

Resolutions No. 1,927/92 and 3,485/10 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289/87 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADSs program was approved by the CVM on March 8, 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder may (1) sell the common shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, subject to simultaneous foreign exchange transactions (without actual inflow or outflow of funds); or (3) convert its investment into a foreign direct investment under Law No. 4,131/62, subject to simultaneous foreign exchange transactions.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should first comply with such regulations, obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares and of executing the simultaneous foreign exchange agreements.

The custodian is permitted to update the depositary’s electronic registration to reflect conversions of foreign portfolio investments under Resolution No. 2,689/00 into ADSs. If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to execute simultaneous foreign exchange transactions and to present to the custodian evidence of payment of  the applicable taxes. The update and conversion will be effected after obtaining Central Bank’s authorization. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

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

Issued Share Capital

As of December 31, 2012, our share capital was R$2,735.8 million, all of which was fully subscribed and paid-in. Our share capital is comprised of 433,229,779 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600 million common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

•	the right to participate in the distribution of profits;

•	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

•	preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights;”

•	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law; and

•	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Appraisal Rights.”

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

C.           Material Contracts

On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s non-controlling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa.

On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares, by means of a merger of the totality of shares issued by Shertis Empreendimentos e Participações S.A. or “Shertis”, which main asset are shares representing 20% of Alphaville’s shares, in the total amount of R$126.5 million. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis. In addition, we will acquire the remaining 20% of Alphaville’s shares that we currently do not own, which may be acquired  through the issuance of common shares, depending  on the decision of an arbitration which is ongoing at the moment, as per material fact issued on July 3, 2012.

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

Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of funds abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares” and “Item 9. The Offer and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

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

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity agreements for tax treatment entered into by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Each Non-Resident Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

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

Payment of interest to a Non-Resident Holder is subject to income withholding tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a “tax favorable jurisdiction.”  The definition of a “tax favorable jurisdiction” includes countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) where local laws do not allow access to information related to shareholder composition, ownership of investments or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. Please refer to “—Discussion on Privileged Tax Regimes” below for a discussion that such concept may be broadened by an interpretation of Law No. 11,727/08. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when the gain is earned by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a country that does not tax income or that taxes it at a maximum rate of 20% (“Low or Nil Tax Jurisdiction”); or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains recognized by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset against any income tax due on the capital gain.

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

Discussion on Privileged Tax Regimes

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

The purchase of ADSs by a Non-Resident Holder outside Brazil generally does not require the execution of a foreign exchange agreement with the Brazilian Central Bank. If this is the case, the IOF/Exchange Tax is not due.

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. Although the rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares, or, in case of a public offer, the price defined in the bookbuilding process. The person responsible for paying the IOF/Bonds Tax is (a) the financial institution that acts as custodian of the shares in Brazil, or (b) in case of public offers, the leading bookrunner. The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following are the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only if you hold common shares or ADSs as capital assets for U.S. federal tax purposes and it does not describe all of the tax consequences, including the potential application of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”) known as the Medicare contribution tax, that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•
persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

Subject to applicable limitations, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE where the ADSs are traded. You should consult your tax adviser to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

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

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for its 2012 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in large part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs.

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

Certain U.S. Holders who are individuals may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs. You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

We also file financial statements and other periodic reports with the CVM, which are available to the public from CVM’s website at http://www.cvm.gov.br.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2012.

	As of December 31, 2012
	Expected Maturity Date
	Total	2013	2014	2015	2016 and later	Principal Index(1)	Fair Value
	(In accordance with Brazilian GAAP) (in millions of R$)
Liabilities:
Loans, financing and debentures:
Debentures	1,736.0	346.4	529.3	500.0	360.3	CDI/TR	1,799.1
Average interest rate	9.51%	9.66%	9.91%	10.55%	10.96%	—	—
Loans and financing (working capital)	1,199.8	314.3	429.2	271.2	185.1	CDI	1,275.0
Average interest rate	8.76%	8.91%	9.15%	9.79%	10.20%	—	—
Loans and financing — SFH	980.6	498.2	341.0	134.9	6.5	TR	997.8
Average interest rate	9.84%	9.99%	10.23%	10.88%	11.29%	—	—
Total loans, financing and debentures	3,916.4	1,158.9	1,299.5	906.1	551.9	—	4,071.9
Obligation to venture partner	323.7	161.4	142.7	11.2	8.4	IGP-M/CDI	354.0
Real estate development obligations(2)	4,693.1	2,843.3	1,478.7	371.1	—	—	4,693.1
Obligations for purchase of land	480.1	388.3	83.3	4.5	4.0	—	480.1
Total	9,413.3	4,551.9	3,004.2	1,292.9	564.3	—	9,599.1
Assets:
Cash and cash equivalent	627.1	627.1	—	—	—	—	627.1
Marketable securities (current and non-current)	1,054.2	1,054.2	—	—	—	—	1,054.2
Receivables from clients	3,891.6	2,915.3	466.6	290.7	219.0	—	3,891.6
Receivables from clients (2)	4,039.0	1,786.5	951.2	508.8	792.5	—	4,039.0
Total client receivables	7,930.6	4,701.8	1,417.8	799.5	1,011.5	—	7,930.6
Total	9,611.9	6,383.1	1,417.8	799.5	1,011.5	—	9,611.9

(1)
See notes 10 and 11 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2012, the annualized index was 6.94% for CDI, 0.00% for TR, 7.12% for INCC and 7.81% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

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

Foreign Exchange Rate

During 2012, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2012, we had no debt in foreign currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

D.           American Depositary Shares

Depositary Fees

We and the holders and beneficial owners of our ADSs and the person depositing our common shares or surrendering ADSs for cancellation are responsible for the following fees of the depositary:

Service	Rate	Paid By
Issuance of ADSs upon deposit of Shares (excluding issuances as a result of distributions described in paragraph (4) below).	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person depositing our common shares or person receiving ADSs.
Delivery of common shares deposited under our deposit agreement against surrender of ADSs.	Up to US$5.00 per 100 ADSs (or fraction thereof) issued.	Person surrendering ADSs for purpose of withdrawal of common shares deposited under our deposit agreement or person to whom common shares deposited under our deposit agreement are delivered.
Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements).	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs.	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares).	Up to US$2.00 per 100 ADSs (or fraction thereof) held.	Person to whom distribution is made.
Depositary services	Up to US$4.00 per 100 ADSs (or fraction thereof) held.	Person holding ADSs on applicable record date(s) established by the depositary.
Transfer of ADRs	US$1.50 per certificate presented for transfer.	Person presenting certificate for transfer.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave.- New York - NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2012, we received from the depositary of our ADSs US$2.5 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2012, the end of the period covered by this report. As a result of the material weakness identified below under item (b)  Management’s Annual Report on Internal Control over Financial Reporting, the Company has concluded that its disclosure controls and procedures as of December 31, 2012 were ineffective. However, to address the material weakness in internal control over financial reporting, management performed additional substantive analysis and post-closing procedures in an effort to reasonably assure that the consolidated financial statements included in this Form 20-F for the fiscal year ended December 31, 2012 have been prepared in accordance with Brazilian GAAP, along with a reconciliation of net income (loss) and equity from Brazilian GAAP to US GAAP, in accordance with Item 18 of Form 20-F.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in conformity with Brazilian GAAP, including the reconciliation to US GAAP in accordance with Item 18 of Form 20-F .

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012. This assessment identified a “material weakness” (as defined in Rule 12b-2 under The Exchange Act and Rule 1-02 of Regulation S-X) in internal control over financial reporting as of December 31, 2012, which is discussed in the following paragraph.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment of the effectiveness of internal control over financial reporting:

A material weakness is reported due to the lack of effective preparation, review and monitoring controls to ensure that proper accounting treatment was adopted in an accurate and timely manner during the financial statement closing process related to the preparation of the reconciliation of net income (loss) and equity from Brazilian GAAP to US GAAP and required disclosures.

In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, the Company’s management concluded that, as of December 31, 2012, the Company has not maintained effective internal control over financial reporting, based on the COSO criteria.

Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2.

In order to remediate the identified material weakness over the US GAAP conversion process, the Company is evaluating all aspects of preparing the US GAAP disclosures, including but not limited to the following:

•	Increase the use of accounting software with built in controls for the more complex conversion areas;

•	Improve the timely capture of changes in the business that could reasonably bear on accounting considerations;

•	Improve the US GAAP training of personnel preparing this information; and,

•	Ensure the supervisory function is adequate and allows sufficient time to review and address critical issues in order to further strengthen the financial statement closing process.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young Terco Auditores Independentes S.S., an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on page F-5.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over reporting.

ITEM 16. RESERVED

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

The Audit Committee convened 12 times in 2012. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

We have also established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “dishonest or unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 517 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by and Ernst & Young Terco Auditores Independentes S.S. (“EYT”) for services performed in 2012 and 2011 and the remuneration for these services in each period, respectively.

	2012	2011
	(in thousands of reais)
Audit fees (1)	13,850	4,295
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	13,850	4,295

(1)
“Audit fees” are the aggregate fees billed by EYT for the audit of our consolidated and annual financial statements including audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” are fees billed by EYT for assurance and related services that are reasonably related to the performance of the audit.

(3)	There were no “Tax fees” billed by EYT during either of 2012 or 2011.

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

None.

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

Date: April 12, 2013

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles adopted in Brazil (“Brazilian GAAP”), along with a reconciliation of net income (loss) and equity from Brazilian GAAP to accounting principles generally accepted in the United States of America (“US GAAP”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Brazilian GAAP, along with a reconciliation of net income (loss) and equity from Brazilian GAAP to US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework”. Based on this assessment, our management concluded that, as of December 31, 2012, our internal control over financial reporting was not effective because there was a material weakness in our internal controls.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis. Based on the evaluation described above, our management has identified the following material weakness in our internal control over financial reporting as of December 31, 2012:

Financial statement closing process

We did not maintain effective preparation, review and monitoring controls to ensure that proper accounting treatment was adopted in an accurate and timely manner during the financial statement closing process related to the preparation of the reconciliation of net income (loss) and equity from Brazilian GAAP to US GAAP and required disclosures.

The aforementioned material weakness is largely attributable to controls that are not designed in sufficient detail and not operated to accomplish their objectives.

This material weakness could result in a material misstatement to our financial statements that would not be prevented or detected.

Notwithstanding management’s assessment that our disclosure controls and procedures were not effective and that there was the material weakness as identified above, we believe that our financial statements contained in this annual report fairly present our financial position, results of operations and cash flows for the year covered thereby in all material respects.

As of the date of the filling of this report, our management, including our CEO and CFO and the Audit Committee, are evaluating an action plan to address the material weakness in our internal control over financial reporting.

São Paulo, Brazil

April 12, 2013

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S.A.

We have audited the accompanying consolidated balance sheets of Gafisa S.A. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows and value added for each of the three years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gafisa S.A. at December 31, 2012 and 2011 and the consolidated results of its operations, its cash flows and its value added for each of the three years in the period ended December 31, 2012, in conformity with accounting practices adopted in Brazil which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 32 to the consolidated financial statements).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gafisa S.A.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2013, expressed an opinion that Gafisa S.A. did not maintain effective internal control over financial reporting.

São Paulo, Brazil

April 12, 2013

/s/ ERNST & YOUNG TERCO
ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.	/s/ Marcos Alexandre S. Pupo
Daniel G. Maranhão Jr.	Marcos Alexandre S. Pupo
Accountant CRC1SP215856/O-5	Accountant CRC1SP221749/O-0

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Gafisa S.A.

We have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gafisa S.A.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting practices adopted in Brazil (Brazilian GAAP), including the reconciliation to U.S. generally accepted accounting principles (U.S. GAAP). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Brazilian GAAP, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20F, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified and included in its management assessment a material weakness in controls related to the Company’s financial statement closing process related to the preparation of the required US GAAP reconciliation and disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gafisa S.A. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows and value added for each of the three years in the period ended December 31, 2012. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2012 consolidated financial statements, and this report does not affect our report dated April 12, 2013, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Gafisa S.A. has not maintained effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

São Paulo, Brazil

April 12, 2013

/s/ ERNST & YOUNG TERCO
ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.	/s/ Marcos Alexandre S. Pupo
Daniel G. Maranhão Jr.	Marcos Alexandre S. Pupo
Accountant CRC1SP215856/O-5	Accountant CRC1SP221749/O-0

Gafisa S.A.

Consolidated balance sheets
December 31, 2012 and 2011
(In thousands of Brazilian Reais)

	Notes	2012	2011

Assets
Current assets
Cash and cash equivalents	4.1	627,137	137,598
Short-term investments	4.2	1,054,151	846,062
Trade accounts receivable, net	5	2,915,253	3,962,574
Properties for sale	6	2,130,195	2,049,084
Receivables from related parties	21.1	188,817	84,207
Land available for sale	8	173,931	93,188
Derivative financial instruments	20.i.b	9,224	7,735
Prepaid expenses	-	63,694	73,532
Other	7	56,288	60,378
Total current assets		7,218,690	7,314,358

Non-current assets
Trade accounts receivable, net	5	976,253	863,874
Properties for sale	6	330,488	798,206
Derivative financial instruments	20.i.b	10,443	-
Receivables from related parties	21.1	76,002	104,059
Other	7	182,185	143,850
		1,575,371	1,909,989

Property and equipment	9	46,846	52,793
Intangible assets	10	230,087	229,484
		276,933	282,277

Total non-current assets		1,852,304	2,192,266

Total assets		9,070,994	9,506,624

	Notes		2012	2011
Liabilities
Current liabilities
Loans and financing	11		812,483	843,283
Loans and financing – reclassified as current due to default in 2011	11		-	292,260
Debentures	12		346,360	303,239
Debentures – reclassified as current due to default in 2011	12		-	1,595,961
Payables for purchase of properties and advances from customers	17		527,111	610,555
Payables for goods and service suppliers	20 (i).	d	167,008	135,720
Income tax and social contribution payable	-		18,320	13,739
Other tax payable	-		240,840	236,839
Salaries, payroll charges and profit sharing	-		105,372	75,002
Declared dividends	18.2		13,389	11,774
Provision for legal claims	16		58,570	34,875
Obligations assumed on the assignment of receivables	13		175,874	70,745
Payables to venture partners	14		161,373	219,796
Payables to related parties	21.1		75,562	97,937
Other	15		177,328	274,214
Total current liabilities			2,879,590	4,815,939

Non-current liabilities
Loans and financing	11		1,367,960	721,067
Debentures	12		1,389,543	-
Payables for purchase of properties and advances from customers	17		91,706	177,135
Deferred income tax and social contribution	19 (ii	)	81,477	83,002
Provision for legal claims	16		149,790	134,914
Obligations assumed on the assignment of receivables	13		160,906	431,226
Payables to venture partners	14		162,333	253,390
Other	15		95,322	142,857
Total non-current liabilities			3,499,037	1,943,591

Equity
Capital	18.1		2,735,794	2,734,157
Treasury shares	18.1		(1,731)	(1,731)
Capital reserves and options granted	-		36,964	18,066
Accumulated losses	-		(226,523)	(102,019)
			2,544,504	2,648,473
Non-controlling interest			147,863	98,621
Total equity			2,692,367	2,747,094

Total liabilities and equity			9,070,994	9,506,624

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Consolidated statements of operations
Years ended December 31, 2012, 2011 and 2010
(In thousands of Brazilian Reais, except if stated otherwise)

	Notes		2012	2011	2010

Net operating revenue	22		3,953,282	2,940,506	3,403,050
Operating costs
Real estate development and sales of properties	23		(2,941,025)	(2,678,338)	(2,460,918)
Gross profit			1,012,257	262,168	942,132
Operating income (expenses)
Selling expenses	23		(308,333)	(393,181)	(266,660)
General and administrative expenses	23		(346,693)	(251,458)	(236,754)
Depreciation and amortization	9 and 10		(87,584)	(83,428)	(33,816)
Provision for legal claims	23		(94,932)	(57,902)	(36,655)
Other income (expenses), net	23		(2,910)	23,362	24,482
Provision for impairment of non-financial assets	6, 8 and 10		-	(102,485)	-
Income (loss) before financial income and expenses and income tax and social contribution			171,805	(602,924)	392,729
Financial expenses	24		(287,569)	(252,876)	(210,202)
Financial income	24		80,629	92,973	128,085
Income (loss) before income tax and social contribution			(35,135)	(762,827)	310,612
Current income tax and social contribution	19 (i	)	(42,753)	(73,207)	(11,834)
Deferred income tax and social contribution	19 (i	)	1,525	(69,155)	(10,294)
Total income tax and social contribution			(41,228)	(142,362)	(22,128)
Net income (loss) for the year			(76,363)	(905,189)	288,484
Attributable to:
Owners of Gafisa			(124,504)	(944,868)	264,565
Non-controlling interests			48,141	39,679	23,919

Weighted average number of shares (in thousands)	27		432,246	431,586	412,434
Basic earnings (loss) per thousand weighted average number of shares - R$	27		(0.288)	(2.189)	0.641
Diluted earnings (loss) per thousand weighted average number of shares - R$	27		(0.288)	(2.189)	0.610

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2012, 2011 and 2010
(In thousands of Brazilian Reais)

	2012	2011	2010

Net income (loss) for the year	(76,363)	(905,189)	288,484

Total comprehensive income (loss), net of taxes	(76,363)	(905,189)	288,484

Attributable to:
Owners of Gafisa	(124,504)	(944,868)	264,565
Non-controlling interests	48,141	39,679	23,919

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity
Years ended December 31, 2012, 2011 and 2010
(In thousands of Brazilian Reais)

		Attributable to the equity holders
					Income reserves
	Note	Capital	Treasury shares	Capital reserves and options granted	Legal reserve	Statutory reserve	Reserve for future investments	Accumulated losses	Total – company	Non- controlling interest	Total consoli- dated
Balances at January 1, 2010		1,627,275	(1,731)	318,439	31,758	311,360	38,533	-	2,325,634	58,547	2,384,181
Capital increase - Public offering of shares	18.1	1,063,750	-	-	-	-	-	-	1,063,750	-	1,063,750
Exercise of stock option	18.1	17,891	-	-	-	-	-	-	17,891	-	17,891
Merger of Shertis shares	18.1	20,282	-	1,620	-	-	-	-	21,902	(24,080)	(2,178)
Gain on capital increase on subsidiary	-	-	-	-	-	-	-	-	-	7,133	7,133
Expenses for public offering of shares, net of taxes	18.1	-	-	(33,271)	-	-	-	-	(33,271)	-	(33,271)
Stock option plan	18.3	-	-	9,091	-	-	-	-	9,091	194	9,285
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	(171)	(171)
Minimum mandatory dividends	18.2	-	-	-	-	-	-	(98,812)	(98,812)	(4,120)	(102,932)
Transfer to legal reserve	18.2	-	-	-	13,228	-	-	(13,228)	-	-	-
Transfer to statutory reserve	18.2	-	-	-	-	152,525	-	(152,525)		-	-
Net income for the year	18.2	-	-	-	-	-	-	264,565	264,565	23,919	288,484
Balances at December 31, 2010		2,729,198	(1,731)	295,879	44,986	463,885	38,533	-	3,570,750	61,422	3,632,172
Capital increase	18.1	4,959	-	-	-	-	-	-	4,959	-	4,959
Stock option plan	18.3	-	-	17,632	-	-	-	-	17,632	328	17,960
Non controlling interest of the SPEs of subsidiaries	-	-	-	-	-	-	-	-	-	4,846	4,846
Declared dividends in subsidiaries	-	-	-	-	-	-	-	-	-	(7,654)	(7,654)
Income (loss) for the year	18.2	-	-	-	-	-	-	(944,868)	(944,868)	39,679	(905,189)
Absorption of current year loss by capital and income reserves	18.2	-	-	(295,445)	(44,986)	(463,885)	(38,533)	842,849	-	-	-
Balances at December 31, 2011		2,734,157	(1,731)	18,066	-	-	-	(102,019)	2,648,473	98,621	2,747,094
Capital increase	18.1	1,637	-	-	-	-	-	-	1,637	12,436	14,073
Stock option plan	18.3	-	-	18,898	-	-	-	-	18,898	(1,521)	17,377
Declared dividends in subsidiaries		-	-	-	-	-	-	-	-	(9,814)	(9,814)
Income (loss) for the year	18.2	-	-	-	-	-	-	(124,504)	(124,504)	48,141	(76,363)
Balances at December 31, 2012		2,735,794	(1,731)	39,964	-	-	-	(226,523)	2,554,504	147,863	2,692,367

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Consolidated statements of cash flows
Years ended December 31, 2012, 2011 and 2010
(In thousands of Brazilian Reais)

	2012	2011	2010

Operating activities
Income (loss) before income and social contribution taxes	(35,135)	(762,827)	310,612
Expenses (income) not affecting cash and cash equivalents:
Depreciation and amortization (Note 9 and 10)	87,584	83,428	33,816
Stock option expenses (Note 18.3)	27,640	19,282	12,924
Unrealized interests and charges, net	114,956	111,151	217,626
Increase in provision for warranty (Note 15)	20,633	14,690	14,869
Increase in provision for legal claims (Note 16)	94,932	57,902	36,655
Increase in provision for profit sharing (Note 23)	64,011	17,196	36,612
Increase (decrease) in allowance for doubtful accounts and cancelled contracts (Note 5)	(39,755)	67,056	9,904
Increase (decrease) in provision for impairment of non-financial assets:
Properties for sale (Note 6)	(8,744)	50,049	-
Increase (decrease) in land available for sale (Note 8)	(28,876)	42,006	-
Increase in intangible assets (Note 10)	11,690	10,430	-
Derivatives financial instruments (Note 20. i.b)	(12,014)	(7,735)	-
Increase (decrease) in provision for penalties for delay in construction works (Note 15)	(13,946)	51,211	-
Write-off of property and equipment and intangible net (Notes 9 and 10)	9,471	9,579	-

Decrease (increase) in operating assets
Trade accounts receivable	580,455	58,470	(1,185,231)
Properties for sale	343,484	(826,461)	(457,615)
Prepaid expenses	9,838	(52,317)	(2,450)
Other	(24,229)	(27,682)	(133,689)

Increase (decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(168,873)	189,631	(23,751)
Taxes and contributions	39,439	19,690	113,517
Payables for goods and service suppliers	31,288	(54,741)	(3,870)
Salaries, payroll charges and profit sharing	(33,641)	(14,348)	(85,800)
Transactions with related parties	(126,842)	88,925	(67,974)
Income tax and social contribution paid	(73,610)	(54,288)	(36,858)
Other	(218,811)	100,992	131,060

Cash and cash equivalents provided by (used in) operating activities	650,945	(808,711)	(1,079,643)

Investing activities
Purchase of property and equipment and intangible assets (Notes 9 and 10)	(114,805)	(105,625)	(63,460)
Purchase of short-term investments	(4,781,462)	(2,396,624)	(1,871,140)
Redemption of short-term investments	4,573,373	2,495,328	2,057,488
Cash and cash equivalents provided by (used in) investing activities	(322,894)	(6,921)	122,888

	2012	2011	2010

Financing activities
Capital increase	1,637	4,959	1,101,923
Expenses for public offering	-	-	(50,410)
Redeemable shares of Credit Rights Investment Fund (FIDC)	6,642	(15,120)	(23,238)
Proceeds obtained from loans and financing	1,419,044	1,009,716	1,138,232
Payment of loans and financing – principal	(1,035,853)	(380,557)	(1,034,744)
Payment of loans and financing – interest	(337,610)	(274,608)	(153,137)
Obligation assumed on the assignment of receivables, net	229,051	415,244	(33,918)
Payment to venture partners	(149,480)	68,922	80,000
Dividends paid (Note 18.2)	-	(98,812)	(50,692)
Loan transactions with related parties	28,057	(32,896)	(53,819)

Cash and cash equivalents provided by financing activities	161,488	696,848	920,197

Net increase (decrease) in cash and cash equivalents	489,539	(118,784)	(36,558)

Cash and cash equivalents
At the beginning of the year	137,598	256,382	292,940
At the end of the year	627,137	137,598	256,382
Net increase (decrease) in cash and cash equivalents	489,539	(118,784)	(36,558)

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Consolidated statements of value added
Years ended December 31, 2012, 2011 and 2010
(In thousands of Brazilian Reais)

	2012	2011	2010

Revenues	4,245,202	3,169,492	4,022,961
Real estate development, sale and transactions barter	3,992,209	3,456,604	4,205,793
Allowance for doubtful accounts	252,993	(287,112)	(182,832)
Goods and services purchased from third parties (including applicable taxes)	(3,136,857)	(2,910,803)	(2,950,637)
Operating costs - Real estate development, sales and barter transactions	(2,544,674)	(2,734,816)	(2,842,830)
Goods, energy, outsourced labor and other	(404,875)	(293,558)	(281,442)
Provision for cancellations	(213,238)	220,056	173,635
Provision for impairment of non-financial assets	25,930	(102,485)	-

Gross value added	1,108,345	258,689	1,072,324

Depreciation and amortization	(87,584)	(83,428)	(33,816)

Net value added produced by the Company	1,020,761	175,261	1,038,508

Added value received on transfer
Financial income	80,629	92,973	128,085

Total value added to be distributed	1,101,390	268,234	1,166,593

Distribution of value added:
Personnel and payroll charges	380,055	344,443	314,910
Taxes and contributions	362,200	439,418	237,920
Interest and rents	483,639	429,241	349,197
Dividends and purchase of treasury shares	-	-	102,767
Net income attributable to non-controlling interests	(48,141)	(39,679)	(23,919)
Net income (loss)	(76,363)	(905,189)	185,718

See accompanying notes to the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2012 and 2011
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.           Operations

Gafisa S.A. (“Gafisa” or “Company”) is a publicly traded company with headquarter at Avenida das Nações Unidas, 8501, 19º floor, in the City and State of São Paulo, Brazil, and started its commercial operations in 1997 with the objectives of: (a) promoting and managing all forms of real estate ventures on its own behalf or for third parties; (b) purchasing, selling and negotiating real estate properties in general, including provision of financing to real estate customers; (c) carrying out civil construction and civil engineering services; (d) developing and implementing marketing strategies related to its own or third party real estate ventures; and (e) investing in other companies which have similar objectives as the Company’s.

Real estate projects entered into by the Company with third parties are structured through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or the formation of consortia and condominiums. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

2.           Presentation of financial statements and summary of significant accounting policies

2.1      Basis of presentation and preparation of consolidated financial statements

The Company’s consolidated balance sheets for the years ended December 31, 2012 and 2011 and consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows and value added, accompanied with the notes to the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities and Exchange Commission (“CVM”), and the pronouncements, interpretations and guidelines of the Brazilian Accounting Standards Committee (“CPC”), such practices, rules, interpretations and guidelines being collectively referred to as “Brazilian GAAP” or “BR GAAP”.

Brazilian GAAP differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 32. US GAAP balance sheets have been included in Note 32 (d)(i) for 2012 and 2011 and US GAAP statement of operations for the years ended 2012, 2011 and 2010 have been included in Note 32 (d)(ii).

The consolidated financial statements were prepared based on a historical cost basis, except if otherwise stated in the summary of accounting policies.

The financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the financial statements. The Company is in compliance with all its debt covenants at the date of issue of these Financial Statements and management has not identified any material uncertainties over the Company’s ability to continues as a going concern over the next 12 months.

The Board of Directors of the Company has power to amend the consolidated financial statements of the Company after they are issued. On April 12, 2013, the Company’s Board of Directors approved these consolidated financial statements of the Company and has authorized their issuance.

2.1.1	Consolidated financial statements

The consolidated financial statements of Gafisa include the individual financial statements of the Company and its direct and indirect subsidiaries, and share of jointly-controlled companies. Control over subsidiaries is obtained when the Company has power to control their financial and operating policies, and is able to enjoy their benefits and is exposed to the risks of their activities. The subsidiaries and jointly-controlled companies are fully and proportionally consolidated, respectively, from the date the full or joint control begins until the date it ceases.

As of December 31, 2012, 2011 and 2010, the consolidated financial statements include the full consolidation of the following companies:

	Interest %
	2012	2011	2010
Gafisa and subsidiaries (*)	100	100	100
Construtora Tenda and subsidiaries (“Tenda”) (*)	100	100	100
Alphaville Urbanismo and subsidiaries (“AUSA”) (*)	80	80	80

(*) Does not include jointly-controlled investees, as detailed in the item 2.1.1 (i) (a).

The accounting practices were uniformly adopted in all companies included in the consolidated financial statements and the fiscal year of these companies is the same of the Company.

The Company accounted for the financial statements of the direct jointly-controlled investees listed below, using the proportional consolidation method:

(i)      Ownership interest

(a)           Information on subsidiaries and jointly-controlled investees

	Ownership interest - %
Direct invests	2012	2011
Gafisa SPE 48 S.A.	80%	80%
SPE Reserva Ecoville/Office - Emp Im. S.A.	50%	50%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%
FIT 13 SPE Emp. Imob. Ltda.	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda.	80%	80%
Città Ville SPE Emp. Imob. Ltda.	50%	0%
SPE Pq Ecoville Emp Imob. S.A.	50%	50%
Gafisa SPE 71 Emp. Imob. Ltda.	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda.	80%	80%
Alto da Barra de São Miguel Em. Imob SPE Ltda.	50%	50%
Apoena SPE Emp Imob. S.A.	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda.	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%
Aram SPE Emp. Imob. Ltda	80%	80%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%
Parque do Morumbi Incorporadora Ltda.	80%	80%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%
Other (*)	Various	Various

(*) Relates to companies with investment balance below R$3,000.

Information regarding subsidiary – AUSA

In January 2007, upon the acquisition of 60% of AUSA, arising from the acquisition of Catalufa Participações Ltda., a capital increase of R$134,029 was approved upon the issuance for public subscription of 6,358,116 common shares. This transaction generated goodwill of R$170,941 recorded based on expected future profitability, which was amortized up to December 31, 2008. As from January 1, 2009, no subsequent amortization of goodwill was recorded, based on new CPC’s requirements. Goodwill balance at December 31, 2012 and 2011 is R$152,856 (Note 10).

In May 2010, the Company approved the acquisition of the entire issued share capital of Shertis Empreendimentos e Participações S.A., (“Shertis”) whose main asset was 20% of the share capital of AUSA. The acquisition of shares had the purpose of implementing the Second Phase of the schedule for investment planned in the Investment Agreement and other Covenants, signed between the Company and Alphaville Participações S.A. (“Alphapar”) on October 2, 2006, thus increasing the interest of Gafisa in the capital stock of AUSA to 80%. As a result of the acquisition of shares, Shertis was converted into a wholly-owned subsidiary of Gafisa, with the issue of 9,797,792 new common shares to Alphapar, former shareholder of Shertis (Note 18.1).

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of AUSA not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided on an arbitration process initiated by the non-controlling interests of AUSA, according to the material fact released on July 3, 2012. There is an embedded derivative component to the Investment Agreement, relating to the Company's obligation to purchase the AUSA shares held by the non-controlling interest.  As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$358,985 as at December 31, 2012 and 2011.

Information regarding subsidiary – CIPESA

On October 26, 2007, Gafisa acquired 70% of Cipesa. Gafisa and Cipesa incorporated a new company, Cipesa Empreendimentos Imobiliários Ltda. (“Nova Cipesa”), in which the Company holds a 70% interest and Cipesa has 30%. Gafisa made a contribution to Nova Cipesa of R$50,000 in cash and acquired the shares which Cipesa held in Nova Cipesa amounting to R$15,000, paid on October 26, 2008. The non-controlling interest holders of Cipesa are entitled to receive from the Company a variable portion corresponding to 2% of the Total Sales Value (VGV), as defined, of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000. Accordingly, the Company’s purchase consideration totaled R$90,000 and goodwill amounting to R$40,686 was recorded, based on expected future profitability. As of December 31, 2012, an impairment of this asset was recorded in the amount of R$11,690 (R$10,430 as of December 31, 2011), totaling R$22,120, due to the decrease on the market price of land, which supported the expected future profitability. The analysis are provided at least annually. As of December 31, 2012, the residual goodwill amount is R$18,567 (R$30,257 in 2011) (Note 10).

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

On December 30, 2009, the shareholders of Gafisa and Tenda approved the acquisition by Gafisa of total shares outstanding issued by Tenda, through acquisition of 40%, resulting in an increase of interest on Tenda capital from 60% to 100%. The non-controlling interest holders received shares of Gafisa in exchange for their shares of Tenda in the proportion of 0.205 shares of Gafisa to one share of Tenda. In view of the exchange ratio, 32,889,563 common shares of Gafisa were issued for the total issue price of R$448,844 at carrying amount. This transaction was treated as an equity transaction in accordance with CPC 36 (R2).

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

Management annually reviews the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. At December 31, 2012 and 2011, the Company recorded a provision for impairment for land and goodwill related to the Cipesa acquisition.

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

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 10.

b)	Inventories of properties for sale

Properties for sale are stated at construction cost, which cannot exceed its net realizable value. In the case of real estate developments in progress, the portion in inventory corresponds to the cost incurred for units that have not yet been sold.

The cost of properties for sale includes expenditures incurred in the acquisition of the land and in construction (including foundation, structure, finishing and the respective costs of construction materials), costs of own and outsourced labor, and financial costs directly related to the ventures.

Land can be acquired in cash, in installments, bartered for units that are completed or in construction of other ventures, or bartered for receivables from future sales of ventures. The cost of land related to bartered units is formed by the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

The interests of loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities which funds are used to finance the construction and acquisition of land are capitalized over the development and construction stage, and appropriated to statement of operations in the proportion to the units sold.

The Company adopts the policy of annually conducting tests on the units in construction and completed units, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

The classification of land into current or non-current assets is carried out by the Management based on the schedule of the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

c)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 18.3.

d)	Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process for estimating them. The Company reviews its estimates and assumptions at least annually.

e)	Fair value of financial instruments

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

f)	Estimated cost of construction

Total estimated costs, mainly comprising the incurred and future costs for completing the construction works, were reviewed in the preparation of these financial statements, and changes to estimates are possible.

g)	Taxes

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

h)	Realization of deferred income tax

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

•
Any amount of revenue recognized that exceeds the amount actually received from customers is recorded as either a current or non-current asset in the account “Trade accounts receivable”. Any amount received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers”;

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

•
Taxes due on the difference between real estate revenues recognized for accounting purposes and those revenues subject to tax are calculated and recognized when the difference in revenues is recognized.

•	Advertising and publicity expenses are recorded in the consolidated statement of operations as accrual basis.

(ii)	Construction services

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

(iv)	ICPC 02 – Paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statements of income (loss), and the advances received in the account “payables for purchase of land and advances from customers”.

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

Financial instruments are designated at fair value through profit and loss if the Company manages these investments and makes decisions on purchase and sale based on their fair value according to the strategy of investment and risk management. After initial recognition, attributable transaction costs are recognized in the consolidated income statement when incurred. Financial instruments at fair value through profit and loss are measured at fair value, and their fluctuations are recognized in the consolidated statement of operations.

In the year ended December 31, 2012, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for protective hedging.

After the initial recognition at fair value, derivatives continued to be measured at fair value and the changes are recognized in the consolidated statement of operations. As of December 31, 2012, the Company has R$19,667 (R$7,735 as of December 31, 2011) in the consolidated balance sheet recognized in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 20.i.b. The Company does not apply hedge accounting.

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when they are included in the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, loans and other receivables, and derivative financial instruments.

(iii)	Available-for-sale financial assets

For available-for-sale financial assets, the Company assesses if there is any objective evidence that the investment is recoverable at each balance sheet date. After the initial measurement, the available-for-sale financial assets are measured at fair value, with unrealized gains and losses directly recognized in other comprehensive income, when applicable. As of December 31, 2012 and 2011, has no financial assets classified as available for sale.

Derecognition

A financial asset (or, as the case may be, a portion of the financial asset or a portion of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset has expired;

•
The Company transfers its rights of receiving cash flows of the asset or assumes an obligation of fully paying the cash inflows, without significant delay, to a third party due to a “transfer”; and (a) the Company substantially transfers all risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards of the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset and signed an agreement to transfer it, and has not substantially transferred or retained all risks and rewards of the asset, an asset is recognized at the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognized an related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company maintained.

The continuous involvement by guaranteeing the transferred asset is measured at the original carrying value of the asset, or the highest consideration that may be required from the Company, whichever is the lowest.

Loans and receivables

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method, less any impairment.

(iv)	Financial liabilities

Loans and financing

After initial recognition, loans and financing accruing interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of operations, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Derecognition

A financial liability is written-off when the obligation is revoked, cancelled or expires.

When an existing financial liability is substituted by other of the same creditor, under substantially different terms, or when the terms of an existing liability are significantly changed, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in the corresponding carrying values being recognized in statement of operations.

2.2.4	Cash and cash equivalents and short-term investments

Cash and cash equivalents are substantially composed of demand deposits and bank deposit certificates held under resale agreements, denominated in Reais, with high market liquidity and purchased maturities that do not exceed 90 days or in regard to which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified into financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned through to the closing date of financial statements, on a pro rata basis.

Short-term investments include bank deposit certificates, government bonds, exclusive investment funds that are fully consolidated (except for cash and cash equivalents within the exclusive funds) and restricted cash, in guarantees to loans and restricted cash in guarantees to loans and restricted credits whose fair values approximate their carrying amounts.

2.2.5	Trade account receivable

Trade account receivables are stated at amortized cost plus accrued interest and indexation adjustments, net of adjustment to present value. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses on realization of accounts receivable.

The installments due are indexed based on the National Civil Construction Index (“INCC”) during the period of construction, and based on the General Market Prices Index (“IGP-M”) and interest, after the delivery of the units.

The balance in current assets is represented by installments receivable in 12 months from the balance sheet date. The remaining balance is recorded in long term, limited to the amount recorded for the financial progress.

The fair value of the revenue from units sold is stated at present value based on the discount rate which fundamentals and assumption are the average rate of the financing obtained by the Company, net of the adjustment for inflation, between the contract signature date and the estimated date of handover of the keys to the completed property to the buyer (from date of the handover of keys, interest of 12% per year plus adjustment for inflation is applied to the accounts receivable).

The discount rates adopted by the Company are within the range of 1.92% to 4.83% for the year ended December 31, 2012 (4.18% in 2011), net of INCC.

Subsequently, as the time goes by, interest is incorporated to fair value to determine the revenue to be recognized under the percentage of completion method.

In compliance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sales of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and these are discounted to present value, as the agreed-upon inflation indexes do not include an interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until handover key is recorded as reduction in real estate development revenue. This is consistent with the treatment of interest incurred on the portion of our receivables balance related to the period subsequent to the handover of keys. The discount rate used is based on fundamentals and assumption of an average rate of loans and financing obtained by the Company, net of the inflation effect, as described in Note 2.2.20.

2.2.6	Mortgage-backed securities (CRI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed real estate projects. This securitization is carried out through the issuance of a “Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as a reduction to accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds obtained from assignment are recorded as a liability in the account “Obligations assumed on assignment of receivable”, until  the related receivables are settled by customers.

The cost of this transaction is recorded in “financial expenses” in the statements of operations.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure assigned receivables, are recorded in the balance sheet as “short-term investments” at the realization value, which is equivalent to fair value.

2.2.7	Credit Rights Investment Fund and Housing Loan Certificate

The Company consolidates Credit Rights Investment Fund (“Fundo de Investimento em Direitos Creditórios” or “FIDC”)  in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

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

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed real estate projects. This securitization is carried out through the issuance of a “Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. The funds from assignment are classified in the account “Obligations assumed on the assignment of receivables”, until the certificates are settled by customers. The transaction cost is recorded under the account “financial expenses” in the consolidated statements of operations in the year that it is carried out.

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

Properties are stated at construction cost, which cannot exceed net realizable value. In the case of real estate developments in progress, the portion in properties for sale corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (goods, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The Company capitalizes interest on developments during the period of construction, and also on land, while the activities for the preparation of assets for resale are being carried out. These capitalization costs are recognized in the consolidated statements of operations in the proportion to the units sold, using the same criteria as for other costs.

Properties for sale are annually reviewed, at the closing date of the year, to assess the recoverability of the carrying amount of each real estate development, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. When the actual or expected cost of construction of a property for sale (either completed or still under construction) exceeds the expected cash flow from sale, an impairment charge is recorded.

2.2.9	Selling expenses - commissions

Brokerage expenses and sales commissions are recorded in the consolidated statement of operations under the account “selling expenses” following the same percentage-of-completion criteria adopted for the recognition of revenues. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.10	Prepaid expenses

These are recorded in the consolidated statements of operations when incurred using the accruals basis of accounting.

2.2.11	Land available for sale

Land available for sale is measured based on the lower of the cost and fair value, less cost to sell and is classified as held for sale if its carrying amount is expected to be recovered through a sale of the land, and not through the development of the land. This condition is considered fulfilled only when the sale is highly probable and the group of asset or of disposal is available for immediate sale in its current condition and proceeds of the management undertake to sell it in the year following the classification date.

2.2.12	Investments in subsidiaries and joint-controlled investees

If the Company has the power to control the financial and operating policies of an investee, the latter is considered a subsidiary. In situations in which agreements grant another party veto rights over, significant business decisions with regards to the investee, the latter is considered to a jointly-controlled investee. Jointly-controlled investees are accounted for by the Company using the proportionate consolidation method, based on the ownership interest of the Company.

2.2.13	Property and equipment

Property and equipment are recorded at cost, less any accumulated depreciation and impairment losses.

A property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recorded in the consolidated income statement when the asset is derecognized.

Depreciation is calculated based on the straight-line method considering the estimated useful life of the assets, as mentioned as follow:

	Useful life	Annual depreciation rate %
Installations	10 years	10
Leasehold improvements	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Aircraft	10 years	10
Vehicles	5 years	20
Molding	10 years	10
Sales stands	1 year	100

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

Property and equipment are reviewed for indicators of impairment at the end of each period. As of December 31, 2012 and 2011, there were no impairment indicators regarding property and equipment.

2.2.14	Intangible assets

Expenditures related to the acquisition and development of computer systems and software licenses, are recorded at acquisition cost and amortized over a period of up to five years, and are subject to periodic assessments of impairment of assets.

The goodwill recorded at December 31, 2012 and 2011, refers to acquisitions before the date of transition to the new Brazilian accounting standards (CPC) on January 1, 2009. At this date, the Company applied the exemption not to retrospectively adjust the accounting for acquisitions made before the transition date.

An impairment test of goodwill is carried out annually (at December 31) or whenever circumstances indicate an impairment loss.

2.2.15	Payables for purchase of properties and advances from customer due to barter transaction

Payables for purchase of land are recognized at amounts corresponding to the contractual obligations assumed. Subsequently they are stated at amortized cost plus interest and charges proportional to the period (pro rata basis), when applicable, net of adjustment to present value.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, with a corresponding entry to the statement of operations.

2.2.16	Income tax and social contribution

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on income, the Company adopts the Brazilian Transition Tax Regime (RTT), which permits for exclusion of the effect from the changes, to Brazilian accounting standards introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Taxes on income in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which taxable profit is calculated as a percentage of gross sales. For these companies, income tax is calculated on presumed profits of 8% of gross revenues and social contribution on presumed profits of 12% on gross revenues.

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income and social contribution taxes are calculated at 3.34% on gross revenues (6% also levying PIS and COFINS on revenues).

(ii)	Deferred income tax and social contribution

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made with using internal assumptions and considering future economic scenarios that estimate their full or partial use. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions. Tax credits on accumulated tax losses do not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime do not record tax losses and do not have temporary differences, and for this reason, deferred taxes are not recognized.

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. As of December 31, 2012 and 2011, the Company did not fully recognize deferred tax assets calculated on tax loss carryforwards (Note 19). The Company records deferred tax on a net basis, determined by a legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

•	100% of deferred tax liabilities on temporary differences;

•
Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, and relate to the same legal entity, are recorded up to the limit of the deferred tax liabilities; and

•
In situations where recent losses indicate that future taxable income is uncertain, deferred tax assets are not recognized on deductible temporary differences in excess of deferred tax liabilities recorded on taxable temporary difference liabilities; nor is an asset recognized for the carryforward of unused tax losses.

(iii)	Provision for non recognition of the deferred tax asset balance

The Company’s projections assume that a significant portion of its business will be conducted in its principal holding companies, and this enables the recovery of a substantial portion of it is accumulated tax losses.

However, several external factors, beyond the control of the Company, may affect such tax calculations, in addition to possible requirements to segregate ventures in their own development entities (SPEs, for example) to a greater extent than the Company intends. There is also the possibility of taxation rulings, relating to new or even ventures that have already been developed within the principal holding companies, which may require the exclusion of such businesses, which would then make their own tax filing, separated from that of the Company.

A reduction in the concentration of projects in holding companies with tax losses carried forward may, therefore, compromise the expected recovery of losses carried forward, which is the reason we did not recognize a portion of deferred income tax asset (Note 19).

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

As approved by its Board of Directors, the Company offers to selected executives and employees share-based incentives (“Stock Options”), according to which services are received as consideration for granted options.

The fair value of services received from the plan, in exchange for options, is determined in relation to the fair value of the options, on the grant date of each program, and recognized as expense with a corresponding entry against shareholders’ equity as service is rendered throughout the vesting period.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits, the employee, measured on the modification date.  In case of cancellation of a stock option program or an amount of options from a determined program, this is treated as if it had been granted on the cancellation date, and any unrecognized expense is immediately recognized. However, if a new program replaces the cancelled one, and a substitute program is designated on the grant date, the cancelled program and the new one are treated as if they were a modification of the original program, as previously mentioned.

2.2.19	Other employee benefits

The benefits granted to the Company’s employees and management include fixed compensation (salaries, social security contributions (“INSS”), Government Severance Indemnity Fund for Employees (“FGTS”), vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based incentives. These benefits are recorded in the statement of operations for the year, under the account “General and administrative expenses”, as they are incurred.

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

In installment sales of incomplete units, real estate development entities have receivables adjusted by inflation, including the installment related to the delivery of units, without accrual of interest, and so these receivables are discounted to present value, as the agreed inflation indexes do not include interest. The reversal of the adjustment to present value, considering that an important part of the Company’s activities is to finance its customers, is recorded as a reduction in revenue, consistent with the interest accrued on the portion of account receivable related to the period after the release period.

Borrowing costs for amounts used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is appropriated to the cost of real estate unit sold or to the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain asset and liability items are adjusted to present value based on discount rates that reflect management’s best estimate of the value of the money over time. The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5.i).

2.2.21	Debenture and public offering costs

Transaction costs and premiums on the issuance of equity instruments, as well as share issuance expenses, are accounted for as a direct reduction of capital raised. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Notes 11 and 18.1).

2.2.22	Borrowing costs

The borrowing costs directly attributable to ventures during the construction period and land, when the development of the asset for sale is being performed, shall be capitalized as part of the cost of that asset, since there are borrowings outstanding, which are recognized in income to the extent units are sold, the same criteria for other costs. All other borrowing costs are recorded as on expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finance.

2.2.23	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event, and it is probable future economic benefits are required to settle the payable, and a reliable estimate can be made of the amount of the obligation.

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the claim, and a reliable estimate can be made. The assessment of the probability of loss includes the evaluation of available evidence, the hierarchy of Laws, available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the change in circumstances, such as the statute of limitations, findings of tax inspections, or additional identified exposures based on new issues or court decisions.

Contingent liabilities for which losses are considered possible are only disclosed in a note to consolidated financial statements, and those for which losses are considered remote are neither accrued nor disclosed. Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

(ii)	Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year (Note 2.2.2 and recorded as a reduction of operating revenue).

(iii)	Provision for penalties due to delay in constructions work

As provided for in contract, the Company adopts the practice of provisioning the charges payable to customers for projects with over 180 days of delay to their handover, according to the respective contractual clause. This provision is recorded within “Other operating expenses” in the consolidated statement of operations.

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. In case of the outsourced companies do not cover the related costs, the Company is the guarantor. The warranty period is five years from the delivery of the unit and is recorded within “Cost of real estate and development and sale” in the consolidated statement of operations.

(v)	Provision for impairment of non-financial assets

Management reviews annually, at each balance sheet date, the carrying amount of non-financial assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When such evidence is found, the carrying amount exceeds the recoverable amount, so a provision for impairment is recorded, adjusting the carrying to the recoverable amount. Goodwill and intangible assets with indefinite useful lives have the recovery of their amounts tested annually, regardless of whether there are any indications of impairment. This test is performed determining the recoverable amount of the asset, using a discount rate before taxes that reflect the weighted average cost of capital.

2.2.24	Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except the following:

•
When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which event sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•	When the amounts receivable and payable are shown together with the sales taxes.

The amount of net sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.25	Consolidated statements of cash flows and value added

The statement of cash flows is prepared and presented in accordance with CVM Resolution No. 641, enacted on October 7, 2010, which approved the accounting pronouncement CPC No. 03 (R2) – Statement of Cash Flows, issued by the CPC.

Certain debt agreements require the Company maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the purchases and sales of such investments as investing activities in the consolidated statement of cash flows.

The consolidated statement of value added is prepared and presented I accordance with CVM Resolution N° 557, enacted on November 12, 2008, which approved the accounting pronouncement CPC N° 09 – Statement of Value Added, issued by CPC.

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

Diluted earnings per share are calculated similarly to the basic ones, except for the fact that the numbers of shares outstanding are increased to include the additional shares, which would have been considered in the basic earnings calculation, in case the shares with dilutive potential had been converted, as described in Note 27.

2.2.28	Consolidated statement of comprehensive income (loss)

In order to meet the statutory provisions (CPC 26 (R1)), the Company reported the consolidated statement of comprehensive income (loss) in its consolidated financial statements. The Company does not have other comprehensive income (loss), other than the income (loss) for the year.

3. Pronouncements (new or revised) and interpretation adopted in 2012 or applicable as of January 1, 2013

3.1 Pronouncements (new or revised) and interpretation adopted in 2012

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC which were effective as of December 31, 2012.

In relation to the adoption of the pronouncements and interpretations listed below, which became effective as of January 1, 2012, they did not have any significant impact on the Company's consolidated financial statements as of December 31, 2012. They are the following:

•	CPC 17 (R1) – Construction Contracts – CVM Resolution no. 691 of November 8, 2012 (IAS 11);
•	CPC 18 (R1) – Investments in Subsidiaries and Affiliates – CVM Resolution no. 688 of October 4, 2012 (IAS 28);
•	CPC 30 (R1) – Revenues – CVM Resolution no. 692 of November 8, 2012 (IAS 18);
•	CPC 35 (R2) – Separate Financial Statements – CVM Resolution no. 693 of November 8, 2012;
•	CPC 40 R1 – Financial Instruments: Supporting Documents – CVM Resolution no. 684 of August 30, 2012 (IFRS 7);
•	ICPC 08 (R1) – Accounting of Dividend Payment Proposal – CVM Resolution no. 683 of August 30, 2012; and
•	ICPC 09 (R1) – Individual Financial Statements, Separate Financial Statements and Application of the Equity Accounting Method – CVM Resolution no. 687 of October 4, 2012.

3.2. Pronouncements (new or revised) and interpretation applicable to years beginning on January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning on January 1, 2013 or later. They are the following:

•	CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;
•	CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;
•	CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;
•	CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;
•	CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and
•	CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

3.2. Pronouncements (new or revised) and interpretation applicable to years beginning on January 1, 2013 – Continued

The Company did not early adopt any of the standards (new or revised) and interpretations in its consolidated financial statements as of December 31, 2012.

Management, based on the preliminary analysis performed thus far, estimates that the adoption of CPCs 19 (R2) and 36 (R3) will exert a significant impact on the Company's consolidated financial statements for 2013, as certain investments in jointly-controlled investees will no longer be proportionately consolidated and will be accounted for under the equity method.

As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, in its consolidated financial statements for 2013, the Company will adopt CPCs 19 (R2) and 36 (R3) retrospectively (adjusting the comparative balances for 2012) and management, based on the preliminary analysis performed thus far, shows below the best estimate for the possible impacts on the balances for 2012.

	Balances reported in 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
Balance sheet
Current assets	7,218,690	(1,118,030)	6,100,660
Non-current assets	1,575,371	(112,698)	1,462,673
Investments	-	574,798	574,798
Property and equipment and Intangible assets	276,933	-	276,933
Total assets	9,070,994	(655,930)	8,415,064

Current liabilities	2,879,590	(399,751)	2,479,839
Non-current liabilities	3,499,037	(256,179)	3,242,858
Total liabilities	6,378,627	(655,930)	5,722,697
Equity	2,692,367	-	2,692,367
Total liabilities and equity	9,070,994	(655,930)	8,415,064

Statement of operations
Net operating revenue	3,953,282	(383,752)	3,569,530
Operating costs	(2,941,025)	293,443	(2,647,582)
Operating (expenses) / income	(840,452)	18,123	(822,329)
Equity pick-up	-	58,200	58,200
Financial income	(206,940)	6,830	(200,110)
Income tax and social contribution	(41,228)	7,156	(34,072)
Non-controlling interests	(48,141)	-	(48,141)
Net loss for the year	(124,504)	-	(124,504)
Cash flows
Operating activities	650,945	695,734	1,346,679
Investing activities	161,488	(309,281)	(147,793)
Financing activities	(322,894)	(504,966)	(827,860)

Except for the potential impacts exerted by the adoption of CPC 19 (R2) and CPC 36 (R3) shown above, management estimates that the adoption of other pronouncements (new or revised) and interpretations will not have a significant impact on the Company's consolidated financial statements for 2013.

4.           Cash and cash equivalents and short-term investments

4.1      Cash and cash equivalents

	2012	2011

Cash and banks	252,073	86,628
Securities purchased under agreement to resell (a) (Note 20.i.d)	375,064	50,970
Total cash and cash equivalents (Note 20.ii.a)	627,137	137,598

(a)
Securities purchased under agreement to resell are securities issued by Banks with a repurchase commitment given by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank and are registered with the Central of Custody and Financial Settlement of Securities “CETIP”.

As of December 31, 2012 the securities purchased under agreement to resell earn interest from 75% to 102.5% of Interbank Deposit Certificates (CDIs) rate (from 70% to 102% of CDI in 2011). All transactions are made with financial institutions considered by management to be first class.

4.2      Short-term investments

	2012	2011

Investment funds	1,190	2,686
Bank deposit certificates (a)	655,208	466,753
Restricted cash in guarantee to loans (b)	95,887	59,497
Restricted credits (c)	296,028	306,268
Other	5,838	10,858
Total short-term investments (Note 20.i.d)	1,054,151	846,062

(a)
In 2012, Bank Deposit Certificates (CDBs) include interest earned varying from 70% to 104% (from 75% to 110% in 2011) of Interbank Deposit Certificates (CDIs). The CDBs in which the Company invests earn interest that is usually above 98% of CDI. However, we invest in short term (up to 20 working days) through securities purchased under agreement to resell for which interest is lower (from 75% of CDI). On the other hand, these investments are exempt from the tax on financial transactions (IOF), which is not the case for CDBs.

(b)
Restricted cash in guarantee to loans are investments in fixed-income funds, whose shares represent investments only in federal government bonds, indexed to fixed rates or to price and inflation rates, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See Notes 12 and 16(b).

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

5.           Trade accounts receivable, net

	2012	2011

Real estate development and sales (i) (Note 29.1)	4,212,142	5,438,850
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(261,661)	(514,654)
( - ) Adjustments to present value	(83,854)	(109,152)
Other receivables	24,879	11,404
	3,891,506	4,826,448

Current	2,915,253	3,962,574
Non-current	976,253	863,874

The current and non-current portions fall due as follows:
Maturity	2012	2011

2012	-	4,586,380
2013	3,260,768	545,882
2014	466,585	208,766
2015	290,699	27,429
2016	57,211	21,300
2017 onwards	161,758	60,497
	4,237,021	5,450, 254
(-) Adjustment to present value	(83,854)	(109,152)
( - ) Allowance for doubtful account and cancelled contracts	(261,661)	(514,654)
	3,891,506	4,826,448

(i)
The balance of accounts receivable from units sold and not yet delivered is not fully reflected in financial statements. Such receivables are only recorded to the extent that revenues have been recognized, net of installments already received.

Advances from clients (development and services), which exceed the revenues recorded in the period, at December 31, 2012, amount to R$138,787 (R$215,042 in 2011) without effect of adjustment to present value, and are classified in “Payables for purchase of land and advances from customers” (Note 17).

Accounts receivable from completed real estate units delivered are in general subject to annual interest of 12% plus IGP-M variation, the financial income being recorded in income under the account “Revenue”; the amounts recognized for the years ended December 31, 2012 and 2011 totaled R$65,749 and R$44,016, respectively.

The balance of allowance for doubtful account and cancelled contracts, net of real estate cost accounted for as properties for sale, is recorded in the amount of R$80,069 at December 31, 2012 and R$119,824 in 2011, and is considered sufficient by the Company's management to cover the estimate of future losses on realization of the accounts receivable balance.

During the year ended December 31, 2012 and 2011, the changes in the allowance for doubtful accounts and cancelled contracts are summarized as follows:

	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2010	(227,542)	174,774	(52,768)
Additions (Notes 22 and 23)	(287,112)	220,056	(67,056)
Balance at December 31, 2011	(514,654)	394,830	(119,824)
Additions (Notes 22)	(11,444)	-	(11,444)
Write-offs (Notes 22 and 23)	264,437	(213,238)	51,199
Balance at December 31, 2012	(261,661)	181,592	(80,069)

The reversal of the adjustment to present value recognized in revenue from real estate development for the year ended December 31, 2012 totaled R$25,298 (R$(4,486) in 2011), respectively.

Receivables from real estate units not yet finished were measured at present value considering the discount rate determined according to the criterion described in Note 2.22. The rate applied by the Company and its subsidiaries varied from 1.92 to 4.83% for 2012 (4.18% in 2011), net of Civil Construction National Index (INCC).

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

The Company assigned its receivables portfolio amounting to R$119,622 to Gafisa FIDC in exchange for cash, at the transfer date, discounted to present value, for R$88,664. The subordinated shares represented approximately 21% of the amount issued, totaling R$18,958 (present value). At the shareholders’ meeting held on March 12, 2012, the extraordinary amortization of subordinated shares in the amount of R$10,000 on March 22, 2012 was approved. At December 31, 2012, it totaled R$11,125 (R$17,466 in 2011). Senior and Subordinated shares receivable are indexed by IGP-M and incur interest at 12% per year.

In the consolidated financial statements as of December 31, 2012, receivables amounting to R$20,717 (R$20,416 in 2011) classified as “Trade accounts receivable” and R$9,592 (R$2,950 in 2011) classified as “Other payables and provisions” (Note 15). The balance of subordinated shares held by the Company is eliminated in the consolidation process.

(iii)
On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “Obligations assumed on assignments of receivable”.  At December 31, 2012, it amounts to R$14,666 (R$24,791 in 2011) (Note 13).

(iv)
On June 27, 2011, the Company and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 (R$185,210 – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171,694 (R$155,889 – Gafisa’s interest), recorded under the account “Obligations assumed on assignment of receivables” (Note 13). As of December 31, 2012, the balance of this transaction is R$78,242, R$169,793 (in 2011) in the consolidated financial statements (Note 13).

(v)
On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants, which consist of an assignment of a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 (R$221,376 - Gafisa’s interest). The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of the own bank. On July 6, 2012, the remaining balance was settled by issuance of Bank Deposit Certificate (CDB) guaranteed in favor of the Company. As of December 31, 2012, the balance of this transaction amounts to R$8,729 (R$188,191 in 2011) in the consolidated financial statements (Note 13).

(vi)
On December 22, 2011, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, by R$60,097, classified into the account “Obligations with assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$16,864 (R$72,384 in 2011) in the consolidated financial statements (Note 13).

(vii)
On May 9, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, by R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. As of December 31, 2012, the balance of this transaction is R$22,818 in the consolidated financial statements (Note 13).

(viii)
On July 6, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa its subsidiaries. The assigned portfolio of receivables amounts to R$18,207 in exchange for cash at the transfer date, discounted to present value, by R$11,489, classified under “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction was R$10,458 in the consolidated financial statements (Note 13).

(ix)
On November 14, 2012, AUSA and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivable from AUSA and subsidiaries. The assigned gross portfolio of receivables totals R$134,609 in the consolidated financial statements and in exchange for cash, at the transfer date, discounted to present value, by R$110,689 classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$113,462 in the consolidated financial statements (Note 13).

(x)
On December 27, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa its subsidiaries. The assigned portfolio of receivables amounts to R$72,021 in exchange for cash at the transfer date, discounted to present value, by R$61,647, classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2012, the balance of this transaction is R$62,235 in the consolidated financial statements (Note 13).

Gafisa was engaged to perform, among other duties, the management of the receipt of receivables, CCIs underlying assets, and the collection of defaulting customers.

The cost of these transactions was recorded in the consolidated statement of operations for the year in which the transaction was made under the account “Financial expenses”.

6.           Properties for sale

	2012	2011

Land	975,989	1,209,400
(-) Provision for realization of land (Note 29.1)	(7,663)	(50,049)
(-) Adjustment to present value	(6,213)	(8,183)
Property under construction (Note 29.1)	936,436	1,181,950
Completed units	380,542	119,342
Real estate cost on the recognition of provision for cancelled contracts (Note 5 (i))	181,592	394,830
	2,460,683	2,847,290
Current portion	2,130,195	2,049,084
Non-current portion	330,488	798,206

In the years ended  December 31, 2012 and 2011, the movement in the provision for realization of land is summarized as follows:

Balance at 2010	-
Additions	(50,049)
Balance at 2011	(50,049)
Additions	(373)
Write-offs	9,117
Transfer to land available for sale (Note 8) (a)	33,642
Balance at 2012	(7,663)

(a)	Land not included in the business plan of the Company and reclassified into land available for sale (Note 8).

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units. At December 31, 2012, the balance of land acquired through barter transactions totaled R$187,041 (R$83,506 in 2011) (Note 17).

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2012, amounts to R$252,756 (R$221,814 in 2011) in the consolidated financial statements.

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of land with no income statement effect. The total amount of the reversal of the adjustment to value recognized in the costs of real estate development in the year ended December 31, 2012 amounts to R$(710) and  R$(602) in 2011.

7.           Other

	2012	2011

Advances to suppliers	5,536	7,309
Recoverable taxes (IRRF, PIS, COFINS, among others)	79,917	85,057
Judicial deposits (Note 16)	130,543	108,436
Other	22,477	3,426
	238,473	204,228
Current portion	56,288	60,378
Non-current portion	182,185	143,850

8.           Land available for sale

The Company, in line with the new strategic direction implemented in the end of 2011 and during 2012, opted to sell land not included in the Business Plan approved for 2013 and the next four years. Therefore, it formalised a plan for the sale of this land in 2012 and 2013. The carrying amount of this land, adjusted to market value when applicable, after the test for impairment, is shown by the Company as follows:

Segment	Cost	Provision for impairment	Net balance
Balance at December 31, 2010	-	-	-
Additions	135,194	(42,006)	93,188
Balance at December 31, 2011	135,194	(42,006)	93,188
Transfer from properties for sale (Note 6)	153,685	(33,642)	120,043
Reversal/Write-offs	(68,176)	28,876	(39,300)
Balance at December 31, 2012	220,703	(46,772)	173,931
Gafisa and SPEs	29,021	(5,554)	23,467
Tenda and SPEs	191,682	(41,218)	150,464

9.           Property and equipment

Type	2010	Addition	Write-off	2011	Addition	Write-off	2012
Cost
Hardware	17,209	11,107	(3,182)	25,134	5,720	(1,414)	29,440
Vehicles and aircrafts	5,888	351	-	6,239	1,388	-	7,627
Leasehold improvements and installations	16,997	7,590	(1,645)	22,942	10,982	(548)	33,376
Furniture and fixtures	7,188	664	(53)	7,799	23	-	7,822
Machinery and equipment	3,176	278	(13)	3,441	795	(62)	4,174
Molds	8,130	-	-	8,130	-	-	8,130
Sales stands	132,097	30,220	-	162,317	33,323	-	195,640
	190,685	50,210	(4,893)	236,002	52,231	(2,024)	286,209

Accumulated depreciation
Hardware	(11,359)	(4,110)	179	(15,290)	(4,234)	61	(19,463)
Vehicles and aircrafts	(5,038)	(549)	-	(5,587)	(451)	-	(6,038)
Leasehold improvements and installations	(11,044)	(2,360)	2	(13,402)	(3,823)	16	(17,209)
Furniture and fixtures	(2,950)	(723)	-	(3,673)	(735)	-	(4,408)
Machinery and equipment	(59)	(326)	-	(385)	(353)	4	(734)
Molds	(3,277)	(1,994)	-	(5,271)	(1,981)	-	(7,252)
Sales stands	(87,981)	(51,620)	-	(139,601)	(44,658)	-	(184,259)
	(121,708)	(61,682)	181	(183,209)	(56,235)	81	(239,363)

	68,977	(11,472)	(4,712)	52,793	(4,004)	(1,943)	46,846

10.           Intangible assets

The breakdown is as follows:

	2011	Addition	Write-off/ Amortization	2012
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	(10,430)	(11,690)	-	(22,120)
	183,113	(11,690)	-	171,423

Software – Cost	60,490	30,710	(7,447)	83,753
Software – Depreciation	(27,839)	(13,859)	2,505	(39,193)
Other	13,720	34,889	(34,505)	14,104
	46,371	51,740	(39,447)	58,664

	229,484	40,050	(39,447)	230,087

	2010	Addition	Write-off/ Amortization	2011
Goodwill
AUSA (Note 9)	152,856	-	-	152,856
Cipesa (Note 9)	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land (Note 9)	-	(10,430)	-	(10,430)
	193,543	(10,430)	-	183,113
Other intangible assets
Software – Cost	32,335	33,185	(5,030)	60,490
Software – Accumulated depreciation	(19,196)	(8,806)	163	(27,839)
Other	15,147	11,513	(12,940)	13,720
	28,286	35,892	(17,807)	46,371

	221,829	25,462	(17,807)	229,484

During the year 2012 there was a write-off in the amount of R$7.4 million of intangible assets (R$5.0 million in 2011).

Other intangible assets refer to expenditures on acquisition and implementation of information systems and software licenses, amortized in five years (20% per year).

Goodwill arises from the acquisition of subsidiaries, being the difference between the consideration transferred and the fair value of net assets of acquired, calculated on the acquisition date, and is based on expected future economic benefits. These amounts are tested annually for impairment purposes (Note 2.1.1).

The Company evaluated the recovery of the carrying amount of goodwill using the “value in use” concept, through discounted cash flow models of the cash-generating units. The process for determining value in use involves the use of assumptions, judgments and estimates on cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions on projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2013 and 2017 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.  The recovery test of Company’s intangible assets resulted in the need to recognize a write-off in the year ended December 31, 2012, in the amount of R$11,690 (R$10,430 in 2011), totaling R$22,120, related to the goodwill on acquisition of CIPESA. As of December 31, 2012, the residual goodwill amount is R$18,567 (R$30,257 in 2011). The goodwill recorded in CIPESA was evaluated comparing the market values of land.

11.	Loans and financing

Type	Maturity	Annual interest rate	2012	2011

Certificate of Bank Credit – CCB (i)	August 2013 to June 2017	1.30 % to 3.04% + CDI / 13.20%	1,118,553	937,019
Promissory notes (ii)	December 2013	125% of CDI	80,159	231,068
National Housing System - SFH (iii)	January 2013 to September 2016	TR + 8.30 % to 11.50%	980,667	684,642
Assumption of debt in connection with inclusion of subsidiaries’ debt and other	April 2013	TR + 12%	1,064	3,881
			2,180,443	1,856,610

Current portion			812,483	1,135,543
Non-current portion			1,367,960	721,067

(i)
On June 27, 2011, eight Certificates of Bank Credit (CCBs) were issued by the Company, totaling R$65,000. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. On the same date, eight CCBs were issued in AUSA, totaling R$55,000. CCBs are guaranteed by 500,000 units issued by Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A.

On September 5, 2012, the Company issued Certificates of Bank Credit (CCB) in the amount of R$150,000, with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and by the fiduciary assignment of these real estate receivables. The amount of R$150,000 was released on December 6, 2012, after the formalization of the guarantees of the issue.

On October 31, 2012, the Company amended the Certificates of Bank Credit (CCB), for which the original amount was R$100,000, with the purpose of pledging a secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and by the fiduciary assignment of these real estate receivables, and also renegotiate the payment flow.

On December 21, 2012, CCBs amounting to R$130,000 were issued by the subsidiary AUSA. The CCB is guaranteed by the pledging of receivables and endorsement by the Company in the amount of 100% of the debt balance of the transaction.

Funds from these CCBs were allocated to fund real estate developments. The CCBs contain restrictive covenants related mainly to the leverage and liquidity ratios of the Company. These covenants were complied with as of  December 31, 2012.

(ii)
On December 5, 2011, the public distribution of the 2nd issuance of commercial promissory notes was approved in two series, the 1st in the amount of R$150,000 and the 2nd in the amount of R$80,000, totaling R$230,000. In December 2012, the Company paid the total balance of the transaction in the amount of R$247,614. On December 20, 2012, the public distribution of the 3rd issuance of commercial promissory notes, in sole series, in the amount of R$80,000 was approved. As of December 31, 2012, the issuance balance is R$80,159. The issuance counts on covenants mainly related to the fulfillment of leverage and liquidity ratios of the Company. These covenants were complied with as of December 31, 2012.

(iii)	The financing of ventures (SFH), working capital and CCB correspond to credit lines by financial institutions to raise the necessary funds to develop the ventures of the Company and subsidiaries.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The current and non-current installments fall due as follows, considering the loans and financing reclassified into short term as of December 31, 2011 by default.

As of December 31, 2012, the Company projected the contractual cash flow of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

Maturity	2012		2011
	Carrying value	Contractual cash flow	Carrying value
2012	-	-	1,135,543
2013	812,483	952,186	215,263
2014	770,228	854,269	222,693
2015	406,085	442,299	152,006
2016	161,883	177,385	-
2017 forwards	29,764	51,104	131,105
	2,180,443	2,477,243	1,856,610

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2012 and 2011 are disclosed in Note 12.

As of December 31, 2011, the Company was in default on the restrictive covenants of a CCB amounting to R$100,000 due to the corporate rating downgrade. Immediately thereafter, the Company negotiated and obtained a waiver from the financial institutions of the early redemption due to the defaults on covenants. As of December 31, 2012, the Company is compliant with these covenants.

Financial expenses of loans

Financial expense of loans, financing and debentures (Note 12) are capitalized at cost of each venture and land, according to the use of funds, and appropriated to the statements of operations based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization varied from 9.14% to 10.14% as of December 31, 2012 (11.61% in 2011).

The following table shows the summary of financial charges (expensed or capitalized) related to the account “Properties for sale”.

	2012	2011	2010

Total financial expenses for the year	381,344	388,124	343,026
Capitalized financial charges	(214,055)	(238,850)	(193,970)

Financial expenses (Note 24)	167,289	149,274	149,056

Financial charges included in “Properties for sale””

Opening balance	221,814	146,542	91,568
Capitalized financial charges	214,055	238,850	193,970
Charges appropriated to statement of operations (Note 23)	(183,113)	(163,578)	(138,996)

Closing balance (Note 6)	252,756	221,814	146,542

12.           Debentures

Program/placement	Principal - R$	Annual interest	Original final maturity	2012	2011

Third program /first placement – Fifth placement (i)	250,000	120% of CDI	May 2013/ May 2018	129,569	253,592
Sixth placement (ii)	100,000	CDI + 1.30%	August 2014	137,763	124,851
Seventh placement (iii)	600,000	TR + 10.09%	December 2017	601,200	601,234
Eighth placement /first placement (v)	288,427	CDI + 1.95%	October 2015	291,956	293,819
Eighth placement / second placement (v)	11,573	IPCA + 7.96%	October 2016	13,411	12,680
First placement (Tenda) (iv)	600,000	TR + 9.54%	October 2015	562,004	613,024
				1,735,903	1,899,200

Current portion				346,360	1,899,200
Non-current portion				1,389,543	-

-

(i)	On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows it to place R$1,000,000 in simple debentures with a general guarantee maturing in five years.

Under the 3rd Debenture Placement Program, the Company placed a series of 25,000 debentures in the total amount of R$250,000. On April 26, 2012, the Company set the conditions for the scheduled price adjustment, as provided for in the indenture, which was not accepted by 12,138 debenture holders; accordingly, the Company acquired on May 5, 2012 all debentures from those who did not accept the fixed conditions for R$123,192.

(ii)
On August 12, 2009, the Company obtained approval for its 6th Placement of non-convertible simple debentures in two series, which have general guarantee, maturing in two years and unit face value at the issuance date of R$10,000, totaling R$250,000. In May 2010, the Company amended this indenture, changing the maturity from four to ten months, and the interest of the 1st series was adjusted to CDI+1.50%-2.00%, and that of the 2nd series to CDI+1.50%-3.25% . In October 2010, the Company made the early redemption of the 1st series of this placement in the amount of R$150,000.

(iii)
On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, with semi-annual amortization between June 2013 and December 2015 over five years. The funds raised through this placement shall be used in the finance of real estate ventures.

(iv)
On April 14, 2009, the subsidiary Tenda obtained approval for its 1st Debenture Placement Program, which allowed it to place up to R$600,000 in non-convertible simple subordinated debentures, in a single and undivided lot, secured by a floating and additional guarantee, with semi-annual amortizations between October 1, 2012 and October 1, 2015. The funds raised through the placement shall be exclusively used in the finance of real estate ventures focused only in the popular segment.

(v)
On September 17, 2010, the Company obtained approval for its 8th Placement of nonconvertible simple debentures, in the amount of R$300,000, in two series, the first maturing on October 15, 2015, and the second on October 15, 2016.

The Company has restrictive debenture covenants which limit its ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill these.

Current and non-current installments fall due as follows, considering the balances reclassified into current as of December 31, 2011 by default of covenants, as mentioned in Note 11 and below.

As of December 31, 2011, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity. In 2012, the Company renegotiated certain restrictive covenants and, as of December 31, 2012, it is in compliance with the new covenants arising from such renegotiation.

As of December 31, 2012, the Company projected the contractual cash flows of obligations adding to the contractual amortization the amount of variable interest of its contracts, based on market estimates, as shown below:

Maturity	2012		2011
	Carrying value	Contractual cash flows	Carrying value
2012	-	-	1,899,200
2013	346,360	463,912	-
2014	529,281	666,517	-
2015	500,000	577,785	-
2016	156,642	193,296	-
2017 forwards	203,620	219,719	-
	1,735,903	2,121,229	1,899,200

As mentioned in Note 4.2, as of December 31, 2012, the balance of cash in guarantee to loans in investment funds in the amount of R$95,887 (R$59,497 in 2011) in the consolidated financial statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2012 and 2011 are as follows:

	2012	2011
Fifth placement
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt or below zero	3.73 times	n/a
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	3.58%	n/a

Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	115.86 times	14.26 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.39%	31.8%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.03 times	1.74 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	91.37 times	11.03 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.39%	31.8%

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below, considering that TR(4) plus TE(5) is always above zero.	-3.29	-6.50
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-44.39%	-40.83%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	6.63 times	2.57 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.
(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet
(3)
Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total receivables.
(5)	Total inventory.

13.           Obligations assumed on the assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(iii) to 5(ix) are as follows:

	2012	2011

Assignment of receivables:
CCI obligation Jun/09 (Note 5(iii))	14,666	24,791
CCI obligation Jun/11 (Note 5(iv))	78,242	169,793
CCI obligation Sep/11 (Note 5(v))	8,729	188,191
CCI obligation Dec/11 (Note 5(vi))	16,864	72,384
CCI obligation May/12 (Note 5(vii))	22,818	-
CCI obligation Jul/12 (Note 5(viii))	10,458	-
CCI obligation Nov/12 (Note 5(ix (a)))	113,462	-
CCI obligation Dec/12 (Note 5(x))	62,325	-
Other	9,216	46,812
	336,780	501,971

Current portion	175,874	70,745
Non-current potion	160,906	431,226

Regarding the above transactions, except for item (a),  the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, not having right of recourse above this limit.

14.           Payables to venture partners

	2012	2011

Payable to venture partners (a)	266,565	401,931
Usufruct of shares (b)	57,141	71,255
	323,706	473,186

Current portion	161,373	219,796
Non-current portion	162,333	253,390

(a)
In January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies. As of December 31, 2012, the SCP received contributions of R$213,084 (represented by 13,084,000 Class A units of interest fully paid-in by the Company and 200,000,000 Class B units of interest from the other venture partners). The SCP will preferably use these funds to acquire equity investments and increase the capital of its investees. As a result of this operation, considering that the decision to invest or not is made jointly by all members, thus independent from the Company’s management decision, as of December 31, 2011, payables to venture partners was recognized in the amount of R$200,000 maturing on January 31, 2014. The venture partners receive an annual minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate, as of December 31, 2012, the amount accrued totaled R$6,373 (R$14,963 in 2011). The SCP’s charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. As of December 31, 2012 and 2011, the SCP and the Company were in compliance with these clauses.

In April 2010, subsidiary Alphaville Urbanismo S.A. paid-in the capital of an entity, the main objective of which is the holding of interest in other companies, which shall have as main objective the development and carrying out of real estate ventures. As of December 31, 2012, this entity subscribed capital and paid-in capital reserve amounting to R$135,054 (comprising 81,719,641 common shares held by the Company and 53,333,333 preferred shares held by other shareholders). As a result of this transaction, taking into consideration the rights to which the holders of preferred shares are entitled, such as payment of fixed dividends and redemption, as of December 31, 2012, payables to investors/venture partners are recognized at R$53,333, with final maturity on March 31, 2014. The preferred shares shall pay cumulative fixed dividends, substantially equivalent to the variation of the General Market Prices Index (IGP-M) plus 7.25% p.a., as of December 31, 2012, the provisioned amount totals R$6,859 (R$6,969 in 2011). The Company’s articles of incorporation sets out that certain matters shall be submitted for approval from preferred shareholders through vote, such as the rights conferred by such shares, increase or reduction in capital, use of profits, set up and use of any profit reserve, and disposal of assets. As of December 31, 2012 and 2011, the Company is in compliance with the above-described clauses.

Dividend amounts are reclassified as financial expenses in the consolidated financial statements.

(b)
As part of the funding through issuance of Certificates of Bank Credit– CCB, described in Note 11, the Company and subsidiary AUSA entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., for a period of six years, having raised R$45,000 and R$35,000, respectively, recorded based on the effective interest method of amortization in the consolidated income statement. As of December 31, 2012, the amount of paid dividends to the holders of preferred shares through SPE-89 Empreendimentos Imobiliários S.A. and Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A. amounted to R$13,400 and R$8,600, respectively.

	2012		2011
	Carrying value	Contractual cash flows	Carrying value
2012	-	-	219,796
2013	161,373	171,145	126,723
2014	142,713	154,837	126,667
2015	11,179	14,700	-
2016	6,388	8,400	-
2017 forwards	2,053	2,700	-
Total	323,706	351,782	473,186

15.           Other payables and provisions

	2012	2011

Acquisition of interests	21,680	20,560
Provision for penalties for delays in construction works	37,265	51,211
Payables related to cancelled contracts (b)	42,473	88,279
FIDC payable (a)	9,592	2,950
Provision for warranty	74,348	53,715
Deferred sales taxes (PIS and COFINS)	33,018	137,074
Other accounts payable	54,274	63,282
	272,650	417,071

Current portion	177,328	274,214
Non-current portion	95,322	142,857

(a)	Refers to the operation on assignment of receivables portfolio (see Note 5(ii))

(b)	Refers to a contractual percentage of the amount paid by the clients that had their contracts cancelled.

16.           Provisions for legal claims

The Company and its subsidiaries are party to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover probable losses. The Company does not expect reimbursements as an outcome from those claims.

In the year ended December 31, 2012, 2011 and 2010, changes in the provision are summarized as follows:

Consolidated	Civil claims (i)	Tax claims (ii)	Labor claims (iii)	Total
Balance at December 31, 2009	92,821	10,894	17,624	121,339
Additional provision (Note 23)	18,432	1,869	16,354	36,655
Provision utilized	(8,425)	(655)	(10,222)	(19,302)
Balance at December 31, 2010	102,828	12,108	23,756	138,692
Additional provision (Note 23)	22,874	4,379	30,649	57,902
Provision utilized	(11,525)	(635)	(14,645)	(26,805)
Balance at December 31, 2011	114,177	15,852	39,760	169,789
Additional provision (Note 23)	51,696	837	42,399	94,932
Provision utilized	(27,258)	(2,019)	(27,084)	(56,361)
Balance at December 31, 2012	138,615	14,670	55,075	208,360

Current portion	39,788	372	18,410	58,570
Non-current portion	98,827	14,298	36,665	149,790

Due to the uncertain nature of a number of the claims, it is not possible to reliably predict the timing of the related cash outflow. Thus, the segregation between current and long term amounts is determined based on historical losses and outflows.

(a)	Civil, tax and labor claims

(i)
As of December 31, 2012 and 2011, provisions related to civil claims include R$69,797 and R$73,722, respectively, related to lawsuits in which the Company is included as successor in enforcement  actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff understands that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$5,337, are backed by guarantee insurance. In addition, there are judicial deposits amounting to R$61,157, in connection with the restriction of the usage of the Gafisa’s bank account; and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well (Note 18.1).

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

The likelihood of loss in the ICMS case is rated by legal counsel as (i) probable in regard to the principal and interest, and (ii) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency rated by legal counsel as a probable loss reaches R$12,327 is recorded at December 31, 2012 (R$11,801 in 2011).

Based on average past outcomes adjusted to current estimates, for which the Company’s management believes it is not necessary to recognize a provision for occasional losses.

(iii)	Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection of adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the cessation of development activities, loss of tax benefits, confinement and fines.

(iv)	Judicial deposits

As of December 31, 2012, the Company and its subsidiaries have judicially deposited the amount of R$130,543 (R$108,436 in 2011) in the consolidated financial statements (Note 7) in connection with the aforementioned legal claims.

(v)	Lawsuits in which likelihood of loss is rated as possible

The Company and its subsidiaries are aware of other claims and civil, labor and tax risks at December 31, 2012, based on the assessment of the legal counsel, in which loss is possible, but not probable, in the amount of R$705,939 (R$489,549 in 2011) based on the historical average of processes, for which the Company understands that it is not appropriate to record a provision.

	2012	2011
Civil claims	529,000	346,800
Tax claims	53,033	54,284
Labor claims	123,906	88,465
	705,939	489,549

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

As described in Note 4.2, at December 31, 2012, the Company and its subsidiaries have resources approved and recorded as financial investments guaranteed by temporary cash investments, lands and receivables, corresponding to 120% of remaining debt, which will be released as projects progress in the total amount of R$95,887(R$59,497 in 2011) to meet these commitments (Note 12).

(c)	Commitments

In addition to the commitments mentioned in Notes 2.1.1, 6, 11 and 12, the Company has the following other commitments:

(i)
As of December 31, 2012, the Company has contracts for the rental of 29 properties where its facilities are located, the monthly cost amounting to R$1,164 adjusted by the IGP-M/FGV variation. The rental term is ten years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time (2011 – contracts for the rental of 28 properties at a monthly cost of R$1,116).

(ii)
As of December 31, 2012, the Company, through its subsidiaries, has long-term obligations in the amount of R$163 (R$24,858 in 2011), related to the supply of the raw material used in the development of its real estate ventures.

17.           Payables for purchase of properties and advances from customers

	2012	2011

Obligations for purchase of land	294,343	493,176
Adjustment to present value (Note 6)	(1,354)	(4,034)
Advances from customers
development and sales (Note 5(i) and 29.1)	138,787	215,042
Barter transaction – land (Note 6)	187,041	83,506
	618,817	787,690

Current portion	527,111	610,555
Non-current portion	91,706	177,135

18.           Equity

18.1. Capital

As of December 31, 2012, the Company’s authorized and paid-in capital totaled R$2,735,794 (R$2,734,157 in 2011 and R$2,729,298 in 2010), represented by 433,229,779 (432,699,559 in 2011 and 431,515,375 in 2010) registered common shares without par value, of which 599,486 were held in treasury in order to guarantee the performance of claims (Note 16 (a)(i)).

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

In March 2010, the Company completed an Initial Public Offering (“IPO”) of common shares, resulting in a capital increase of R$1,063,750 with the issuance of 85,100,000 common shares, comprising 46,634,420 shares in Brazil and 38,465,580 ADSs (Note 1). The expenditures with this IPO was R$33,271, net of taxes, which were recorded in equity.

On May 27, 2010, the increase in capital was approved in the amount of R$20,282 with the issuance of 9,797,792 common shares, arising from the acquisition of Shertis’ shares (Notes 2.1.1).

During 2012, 2011 and 2010, capital increase was approved by R$1,637, R$4,959 and R$17,891, respectively, related to the stock option plan and the exercise of 530,220, 1,184,184 and 2,463,309 common shares, respectively (Note 18.3.(i)).

In 2012, there was no movement in common shares held in treasury.

Treasury shares – 2012
Symbol Type	GFSA3 Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value(*)	Carrying amount

11/20/2001	599,486	2.8880	0.14%	2,824	1,731

(*)           Market value calculated based on the closing share price at December 31, 2012 of R$4.71, not considering volatilities.

Treasury shares – 2011
Symbol Type	GFSA3 Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value(*)	Carrying amount

11/20/2001	599,486	2.8880	0.14%	2,470	1,731

(*)           Market value calculated based on the closing share price at December 31, 2011 of R$4.12, not considering volatilities.

Treasury shares – 2010
Symbol Type	GFSA3 Common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% on shares outstanding	Market value(*)	Carrying amount

11/20/2001	599,486	2.8880	0.14%	7,218	1,731

(*)           Market value calculated based on the closing share price at December 31, 2010 of R$12.04, not considering relativities.

The Company holds shares in treasury in order to guarantee the performance of claims (Note 16(a)(i)).

The change in the number of outstanding shares was as follows:

Common shares – in thousands
December 31, 2010	430,915
Exercise of stock option at 2011	1,184

December 31, 2011	432,099
Treasury shares	600
Authorized shares at December 31, 2011	432,699
Exercise of stock option at 2012	,530
Authorized shares at December 31, 2012	433,229

Weighted average shares outstanding	432,246

18.2 Allocation of income (loss) for the year

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

On April 29, 2011, the distribution of declared dividends for 2010 was approved in the amount of R$98,812, which were paid on December 28, 2011. The allocation of net income for 2010 and the absorption of loss for 2011 by profit reserves, legal reserve and capital reserve were as follows:

	2012	2011	2010

Net income (loss) for the year	(124,504)	(944,868)	264,565
Retained earnings	-	-	-
(-) Legal reserve (5%)	-	44,986	(13,228)
(-) Reserve of income	-	502,418	-
(-) Capital reserve	-	295,445	-
(-) Statutory reserve	-	-	(152,525)
(-) Declared dividends	-	-	(98,812)
Balance of accumulated losses	(124,504)	(102,019)	-

On December 31,2012, the Company has recorded R$ 13,389 related to dividends payable (R$ 11,774 in 2011).

18.3 Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the years ended December 31 are as follows:

	2012	2011	2010

Gafisa	18,318	15,429	8,135
Tenda	580	2,203	3,820
	18,898	17,632	11,955
Alphaville	8,741	1,640	969
	27,639	19,272	12,924

(i)	Gafisa

The Company has a total of four active stock option programs comprising common shares, launched in 2009, 2010, 2011 and 2012, which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (executives and key employees) to subscribe common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the vesting date.

As of December 31, 2012, 2011 and 2010, the changes in the number of stock options and corresponding weighted average exercise prices are as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	16,634,974	9.81	8,787,331	11.97	10,245,394	12.18
Transfer of options of Tenda plans	-	-	-	-	2,338,380	4.39
Options granted	7,639,048	1.66	12,855,000	10.60	626,061	12.10
Options exercised (i) (Note 18.1)	(530,220)	3.09	(1,184,184)	12.29	(2,463,309)	8.30
Options exchanged	(9,264,253)	8.28	-	-	-	-
Options expired	(579,774)	8.49	(36,110)	8.12	-	-
Options forfeited	(4,157,375)	7.58	(3,787,063)	13.88	(1,959,195)	4.54
Options outstanding at the end of the year	9,742,400	1.32	16,634,974	8.94	8,787,331	11.97

Options exercisable at the end of the year	-	-	1,991,712	9.81	1,364,232	12.18

(i)	In the years ended December 31, 2012, 2011 and 2010, the amount received through exercised options was R$1,637, R$4,959 and R$ 17,891, respectively.

As of December 31, 2012, the dilution percentage of the Company was 0.89% (0.59% in 2011 and 0.74% in 2010) corresponding to an earnings (loss) of R$(0.2880) (R$(2.2282) in 2011 and R$0.9571 in 2010).

As of December 31, 2012, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,742,400	5.25	1.32	-	-

During the year ended December 31, 2012, the Company granted 7,639,048 options in connection with its stock option plan comprising common shares, of which 5,628,500 refer to the substitution of 9,264,253 options of past programs (12,855,000 options granted in 2011).

The granted incremental fair value as a result of these changes is R$4,277. The fair value of the new options granted over 2012 totaled R$11,063, and they were determined based on the following assumptions:

	2012
Pricing model	Binomial	Monte Carlo
Exercise price of options (R$)	R$2.73	R$2.73 and R$0.01
Weighted average price of options (R$)	R$2.73	R$0.73
Expected volatility (%) – (*)	40%	40%
Expected option life (years)	11.03 years	1.97 years
Dividend income (%)	1.90%	1.90%
Risk-free interest rate (%)	7.85%	7.85%
(*) The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

In the year ended December 31, 2012, the Company recognized stock option compensation expense of R$18,318 (R$15,429 in 2011 and R$8,135 in 2010), classified as operating expenses with a corresponding entry to capital reserve in equity.

(ii)	Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option programs related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2012, the amount of R$14,784 (R$14,203 in 2011 and R$11,989 in 2010), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

As of December 31, 2012, Tenda recorded stock option programs expenses amounting to R$580 (R$2,203 in 2011 and R$3,820 in 2010).

During the years ended December 31, 2012, 2011 and 2010, the Company did not grant options in connection with its stock option plans comprising common shares.

(iii)	AUSA

The subsidiary AUSA has a total of four stock option plans in Phantom Stocks models, launched in 2007, 2008, 2010 and 2011.

The granted options entitle their holders (employees) to subscribe the preferred shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2012 and 2011, including the respective weighted average exercise prices are as follows:

	2012		2011		2010
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,629,000	8.71	1,932,000	8.01	1,557,000	6.47
Options granted	-	-	364,000	10.48	738,000	10.48
Options exercised	(210,000)	7.61	(133,000)	7.81	(46,000)	7.61
Options forfeited /sold	(23,000)	7.61	(534,000)	7.61	(317,000)	7.61

Options outstanding at the end of the year	1,396,000	7.31	1,629,000	10.48	1,932,000	8.01

The dilution percentage at December 31, 2012 was (0.50%), corresponding to earnings per share after dilution of R$1.6958 (R$1.7043 before dilution).

As of December 31, 2012, the stock options outstanding and exercisable are as follows:

Options outstanding			Exercisable options
Number of Options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of Options	Weighted average exercise price (R$)

1,396,000	7.2	7.31	854,000	9.62

During the year ended December 31, 2012, the Company did not grant options in connection with its stock option plans comprising common shares (364,000 options granted in 2011).

The fair value of the new options granted over 2011 totaled R$1,654, and they were determined based on the following assumptions:

2011
Pricing model	Binomial
Exercise price of options(R$)	10.48
Weighted average price of options(R$)	10.48
Expected volatility (%) – (*)	40%
Expected option life (years)	7.2
Dividend income (%)	1.90%
Risk-free interest rate (%)	10.64%

(*)	The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

AUSA recorded expenses for the stock option plan amounting to R$8,741 in the year ended December 31, 2012 (R$1,640 in 2011 and R$969 in 2010).

19.           Income tax and social contribution

(i)      Current income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2012, 2011 and 2010, is as follows:

	2012	2011	2010

Income (loss) before income tax and social contribution	(35,135)	(762,827)	310,612
Income tax calculated at the applicable rate – 34%	11,946	259,362	(105,608)
Net effect of subsidiaries whose taxable profit is calculated as a percentage of gross sales	92,581	(97,474)	96,428
Tax losses carryforwards	11,193	1,142	1,344
Stock option plan	(9,398)	(5,877)	(4,394)
Other permanent differences	-	993	(2,771)
Dividend paid to venture partners	(1,512)	14,233	7,638
Deferred income tax and social contribution not recognized	(146,038)	(314,741)	(14,765)
	(41,228)	(142,362)	(22,128)
Total tax expenses current	(42,753)	(73,207)	(11,834)
Total tax expenses deferred	1,525	(69,155)	(10,294)
Effective tax rate	-	-	7.12%

Segregation current tax – standard taxable profit regime and presumed profit regime:

	2012	2011	2010

Standard taxable profit regime	(11,946)	(11,908)	(6,840)
Presumed profit regime	(30,807)	(61,299)	(4,994)
Total	(42,753)	(73,207)	(11,834)

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

In 2012, the Company has not recognized deferred income taxes assets in the amount of R$521,621 (R$343,982 in 2011) due to cumulative losses in three years ended as of December 31, 2012.

As of December 31, 2012 and 2011, deferred income tax and social contribution are from the following sources:

	2012	2011

Assets
Provisions for legal claims	70,842	57,728
Temporary differences – PIS and COFINS	18,682	35,755
Provisions for realization of non-financial assets	15,902	31,672
Temporary differences – CPC adjustments	36,668	85,865
Other provisions	110,112	102,002
Income tax and social contribution loss carryforwards	327,582	247,872
Tax credits from downstream acquisition	11,799	8,793
Unrecognized deferred income tax and social contribution	(521,621)	(343,982)
	69,966	225,705

Liabilities
Negative goodwill	(96,347)	(95,125)
Temporary differences –CPC adjustments	(3,594)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(51,502)	(198,720)
	(151,443)	(308,707)
Total net	(81,477)	(83,002)

The Company and its subsidiaries has income and social contribution tax loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

	2012			2011
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income and social contribution tax loss carryforwards	958,359	958,359	-	740,667	740,667	-
Deferred tax asset (25%/9%)	239,590	86,252	325,842	185,167	66,660	251,827
Recognized deferred tax asset	22,647	8,153	30,800	20,116	7,242	27,358
Unrecognized deferred tax asset	216,943	78,099	295,042	165,051	59,418	224,469

20.           Financial instruments

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

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of liens for the recovery of its products in the cases of default during the construction period. As of December 31, 2012 and 2011, there was no significant credit risk concentration associated with clients. The book value of financing assets represents the maximum credit risk.

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

As of December 31, 2012, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity in from March 2013 and June 2017. The derivative contracts are as follows:

		Reais	Percentage		Validity
							Gain (loss) unrealized by derivative instruments - net
Companies	Swap agreements (Pre for CDI)	Face Value	Original Index	"Swap"	Beginning	End	2012	2011
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 12,1556%	CDI 0,31%	15/06/2011	19/12/2011	-	(16)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 13,0074%	CDI 0,31%	19/12/2011	30/03/2012	-	505
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 12,3600%	CDI 0,31%	30/03/2012	28/09/2012	-	856
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 12,7901%	CDI 0,31%	28/09/2012	28/03/2013	2,198	815
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 12,0559%	CDI 0,31%	28/03/2013	30/09/2013	1,938	238
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90.000	Pré 14,2511%	CDI 2,41%	30/09/2013	28/03/2014	1,641	117
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67.500	Pré 12,6190%	CDI 0,31%	28/03/2014	30/09/2014	1,123	251
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67.500	Pré 15,0964%	CDI 2,41%	30/09/2014	30/03/2015	923	297
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45.000	Pré 11,3249%	CDI 0,31%	30/03/2015	30/09/2015	332	(54)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45.000	Pré 14,7577%	CDI 2,41%	30/09/2015	31/03/2016	414	97
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22.500	Pré 10,7711%	CDI 0,31%	31/03/2016	30/09/2016	94	(55)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22.500	Pré 17,2387%	CDI 2,41%	30/09/2016	30/03/2017	436	266
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 12,3450%	CDI 0,2801%	28/06/2011	29/12/2011	-	13
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 13,3385%	CDI 0,2801%	29/12/2011	20/06/2012	-	1,316
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 12,4481%	CDI 0,2801%	20/06/2012	20/12/2012	-	1,074
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 12,8779%	CDI 0,2801%	20/12/2012	20/06/2013	2,722	836
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 12,1440%	CDI 0,2801%	20/06/2013	20/12/2013	2,366	324
Gafisa S/A	Banco Votorantim S.A.	110.000	Pré 14,0993%	CDI 1,6344%	20/12/2013	20/06/2014	2,096	324
Gafisa S/A	Banco Votorantim S.A.	82.500	Pré 11,4925%	CDI 0,2801%	20/06/2014	22/12/2014	865	19
Gafisa S/A	Banco Votorantim S.A.	82.500	Pré 13,7946%	CDI 1,6344%	22/12/2014	22/06/2015	907	284
Gafisa S/A	Banco Votorantim S.A.	55.000	Pré 11,8752%	CDI 0,2801%	22/06/2015	21/12/2015	492	(64)
Gafisa S/A	Banco Votorantim S.A.	55.000	Pré 14,2672%	CDI 1,6344%	21/12/2015	20/06/2016	584	213
Gafisa S/A	Banco Votorantim S.A.	27.500	Pré 11,1136%	CDI 0,2801%	20/06/2016	20/12/2016	170	(45)
Gafisa S/A	Banco Votorantim S.A.	27.500	Pré 15,1177%	CDI 1,6344%	20/12/2016	20/06/2017	366	124
							19,667	7,735

					Current portion		9,224	7,735
					Non-current portion		10,443	-

During the year ended December 31, 2012, the amount of R$12,014 (R$7,735 in 2011) in the consolidated statements, which refers to net result of the interest swap transaction, was recognized in line “financial income (loss)” allowing correlation between the impact of such transactions and interest rate fluctuation on the Company’s balance sheet (Note 24).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific evaluation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

c)           Interest rate risk

It arises from the possibility that the Company and its subsidiaries earn gains or incur losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 11 and 12. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units delivered, as disclosed in Note 5, are subject to annual interest rate of 12%, appropriated on pro rata basis.

d)           Liquidity risk

The liquidity risk consists of the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of settlement terms of their rights and obligations.

To mitigate the liquidity risks, and the optimization of the weighted average cost of capital, the Company and its subsidiaries permanently monitor the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to maintain the schedule of commitments, not posing liquidity risk to the Company or its subsidiaries (Notes 11 and 12).

The maturities of financial instruments, loans, financing, suppliers and debentures are as follows:

Year ended December 31, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 11)	812,483	1,176,313	191,647	-	2,180,443
Debentures (Note 12)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 14)	161,373	153,892	8,441	-	323,706
Payables for goods and service suppliers	167,008	-	-	-	167,008
	1,487,224	2,359,486	556,730	3,620	4,407,060

Year ended December 31, 2011	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 11)	1,135,543	437,232	283,835	-	1,856,610
Debentures (Note 12)	1,899,200	-	-	-	1,899,200
Payables to venture partners (Note 14)	219,796	233,771	19,619	-	473,186
Payables for goods and service suppliers	135,720	-	-	-	135,720
	3,390,259	671,003	303,454	-	4,364,716

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

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company, presented in the financial statements for the year ended December 31, 2012 and 2011, is as follows:

	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	375,064	-
Short-term investments (Note 4.2)	-	1,054,151	-
Derivatives financial instruments (Note 20(i)(b))	-	19,667	-
Trade accounts receivable, net (Note 5)	-	3,891,506	-

	Fair value classification
As of December 31, 2011	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	50,970	-
Short-term investments (Note 4.2)	-	846,062	-
Derivatives financial instruments (Note 20(i)(b))	-	7,735	-
Trade accounts receivable, net (Note 5)	-	4,826,448	-

In the years ended December 31, 2012 and 2011, there were not any transfers between the levels 1 and 2 fair value valuation, nor transfers between levels 3 and 2 fair value valuation. As permitted by CPC 37, the Company did not disclose any comparative information on fair value classification or liquidity disclosures.

Additionally, we present the fair value hierarchy for financial instruments liabilities:

	Fair value classification
As of December 31, 2012	Level 1	Level 2	Level 3
Financial liabilities
Loans and financing (Note 20.ii.a)	-	2,272,776	-
Debentures (Note 20.ii.a)	-	1,799,105	-
Payables to venture partners (Note 20.ii.a)	-	353,970	-
Payables for materials and service suppliers	-	167,008	-
	Fair value classification

As of December 31, 2011	Level 1	Level 2	Level 3
Financial liabilities
Loans and financing (Note 20.ii.a)	-	1,860,995	-
Debentures (Note 20.ii.a)	-	1,907,463	-
Payables to venture partners (Note 20.ii.a)	-	473,186	-
Payables for materials and service suppliers	-	135,720	-

ii.      Fair value of financial instruments

a)           Fair value measurement

The following estimate fair values were determined using available market information and proper measurement methodologies. However, considerable judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimates methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable. The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables and suppliers, and other current liabilities approximate their fair values, recorded in the financial statements.

See below the main carrying amounts and fair values of financial assets and liabilities at December 31, 2012 and 2011:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets:
Cash and cash equivalents (Note 4.1)	627,137	627,137	137,598	137,598
Short-term investments (Note 4.2)	1,054,151	1,054,151	846,062	846,062
Financial derivative instruments (Note 20 (i) (b))	19,667	19,667	7,335	7,335
Trade account receivable, net (Note 5)	3,891,506	3,891,506	4,826,448	4,826,448

Financial liabilities:
Loans and financing (Note 11)	2,180,443	2,272,776	1,856,610	1,860,995
Debentures (Note 12)	1,735,903	1,799,105	1,899,200	1,907,463
Payables to venture partners (Note 14)	323,706	353,970	473,186	473,186
Payables for materials and service suppliers	167,008	167,008	135,720	135,720

b)           Risk of debt acceleration

As of December 31, 2011, the Company has loans and financing in effect, with restrictive covenants related to cash generation, indebtedness ratio and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual. As mentioned in Notes 10 and 11, in view of the cross restrictive covenants and the non-compliance with the covenants of the Fifth and Seventh Placement of Gafisa and the First Placement of Tenda, the non-current portions of all debenture placements and some CCB issues were fully reclassified into short term. No financial penalty (fine) was imposed or change in the interest rate was made at the renegotiation of covenants, as mentioned in Note 12. As of December 31, 2012, the Company was in compliance with the covenants of all loans and debentures.

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

There were no changes in objectives, policies or procedures during the years ended December 31, 2012 and 2011.

The Company included in its net debt structure: loans and financing, debentures and obligations to venture partners less cash and cash equivalents and marketable securities (cash and cash equivalents and short-investments):

	2012	2011

Loans and financing (Note 11)	2,180,443	1,856,610
Debentures (Note 12)	1,735,903	1,899,200
Obligation assumed on assignment of receivables (Note 13)	336,780	501,971
Payables to venture partners (Note 14)	323,706	473,186
(-)Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	(1,681,288)	(983,660)
Net debt	2,895,544	3,747,307
Equity	2,692,367	2,747,094
Equity and net debt	5,587,911	6,494,401

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

At December 31, 2012, the Company has the following financial instruments:

a)	Financial investments, loans and financing, and debentures linked to the Interbank Deposit Certificates (CDI);
b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, National Consumer Price Index – Extended (IPCA) and TR;
c)	Trade accounts receivable and properties for sale, linked to the National Civil Construction Index (INCC) and General Market Prices Index (IGP-M).

To the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered the CDI rate at 6.94%, the TR at 0.00% and the INCC rate at 7.12%, IGP-M rate at 7.81% and IPCA rate at 5.84%.

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

At December 31, 2012:		Scenario
		Expected	I	II	III
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
Short-term investments	Increase/Decrease of CDI	36,787	18,394	(18,394)	(36,787)
Loans and financing	Increase/Decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/Decrease of CDI	(18,158)	(9,079)	9,079	18,158
Obligations to investors	Increase/Decrease of CDI	(6,700)	(3,350)	3,350	6,700
Financial derivative	Increase/Decrease of CDI	(24,394)	(11,607)	16,898	32,823
Net effect of CDI variation		(48,838)	(23,828)	29,119	57,267

Loans and financing	Increase/Decrease of TR	-	-	-	-
Debentures	Increase/Decrease of TR	-	-	-	-
Net effect of TR variation		-	-	-	-

Loans and financing	Increase/Decrease of IPCA	(370)	(185)	185	370
Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/Decrease of INCC	202,674	101,337	(101,337)	(202,674)
Properties for sale	Increase/Decrease of INCC	71,532	35,766	(35,766)	(71,532)
Net effect of INCC variation		274,206	137,103	(137,103)	(274,206)

Accounts receivable	Increase/Decrease of IGP-M	66,359	33,180	(33,180)	(66,359)
Obligations to investors	Increase/Decrease of IGP-M	(2,181)	(1,090)	1,090	2,181
Net effect of IGP-M variation		(64,178)	(32,090)	32,090	64,178

At December 31, 2011:		Scenario
		Expected	I	II	III
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
Short-term investments	Increase/Decrease of CDI	28,366	14,183	(14,183)	(28,366)
Loans and financing	Increase/Decrease of CDI	(48,302)	(24,151)	24,151	48,302
Debentures	Increase/Decrease of CDI	(32,279)	(16,140)	16,140	32,279
Payables to partners	Increase/Decrease of CDI	(15,123)	(7,562)	7,562	15,123
SWAP	Increase/Decrease of CDI	(16,135)	(8,538)	9,613	20,503
Net effect of CDI variation		(83,473)	(42,208)	43,283	87,841

Loans and financing	Increase/Decrease of TR	(3,915)	(1,958)	1,958	3,915
Debentures	Increase/Decrease of TR	(7,051)	(3,526)	3,526	7,051
Net effect of TR variation		(10,966)	(5,484)	5,484	10,966

Loans and financing	Increase/Decrease of IPCA	(318)	(159)	159	318
Net effect of IPCA variation		(318)	(159)	159	318

Trade accounts receivable	Increase/Decrease of INCC	164,861	82,430	(82,430)	(164,861)
Inventory	Increase/Decrease of INCC	75,018	37,509	(37,509)	(75,018)
Assignment of receivables	Increase/Decrease of INCC	(5,964)	(2,982)	2,982	5,964
Net effect of INCC variation		233,915	116,957	(116,957)	(233,915)

Assignment of receivables	Increase/Decrease of IGP-M	(4,984)	(2,492)	2,492	4,984
Net effect of IGP-M variation		(4,984)	(2,492)	2,492	4,984

v.      Embedded derivative

The purchase agreement includes an obligation for the Company to purchase in 2012 the remaining 20% of AUSA’s ordinary shares which are held by non-controlling interest shareholders. The purchase price will be based on the fair value of the shares and will be settled in cash or shares, at the Company’s sole discretion. There is an embedded derivative component to the shareholders’ agreement, relating to the obligation to purchase additional AUSA shares. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA’s capital stock, no derivative asset or liability has been recorded. The future settlement in cash, or shares represented an estimated amount of R$358,985 as at December 31, 2012 and 2011.

21.           Related parties

21.1 Balances with related parties

The balances between parent and jointly-controlled companies are realized under conditions and prices established between the parties.

Current account	2012	2011

Assets
Current account (c):
Total SPEs	115,258	50,694
Condominium and consortia (b) and Thirty party’s works (a)	73,559	33,513
Loan receivable (d)	76,002	104,059
	264,819	188,266

Current portion	188,817	84,207
Non-current portion	76,002	104,059

Liabilities
Current account (c):
Condominium and consortia (b)	-	(30,717)
Purchase/sale of interests	(36,172)	(25,000)
Total SPEs	(39,390)	(42,220)
	(75,562)	(97,937)

Current portion	(75,562)	(97,937)
Non-current portion	-	-

(a)	Refers to operations in third-party’s works.

(b)	Refers to transactions between the consortium leader and partners and condominiums.

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

	2012	2011	Nature	Interest rate

Laguna Di Mare - Tembok Planej. e Desenv. Imob. Ltda.	7,108	9,389	Construction	12% p.a. fixed rate + IGPM
Vistta Laguna - Tembok Planej. e Desenv. Imob. Ltda.	15,330	7,276	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,605	1,636	Construction	3% p.a. fixed rate + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	884	860	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-73 Emp. Imobiliários Ltda.	-	3,443	Construction	12% p.a. fixed rate + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	4,992	2,119	Construction	3% p.a. fixed rate + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,435	11	Construction	4% p.a. fixed rate + CDI
Acquarelle - Civilcorp Incorporações Ltda.	-	946	Construction	12% p.a. fixed rate + IGPM
Manhattan Residencial I	-	29,541	Construction	10% p.a. fixed rate + TR
Manhattan Comercial I	-	2,622	Construction	10% p.a. fixed rate + TR
Manhattan Residencial II	-	113	Construction	10% p.a. fixed rate + TR
Manhattan Comercial II	-	54	Construction	10% p.a. fixed rate + TR
Target	-	1,056	Construction	12% p.a. fixed rate + IGPM
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	894	-	Construction	12% p.a. fixed rate + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda	17,190	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda	6,354	5,585	Construction	120% of 126.5% of CDI
Fit 08 SPE Emp. Imob. Ltda	-	875	Construction	110.65% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda	3,977	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,224	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	3,264	1,251	Construction	12% p.a. fixed rate + IGPM
Jardins da Barra Desenv. Imob. Ltda.	4,771	4,800	Construction	6% p.a. fixed rate
Fit Roland Garros Emp. Imob. Ltda.	-	4,461	Construction	-
Other	1,974	4,707	-	Several
Total consolidated	76,002	104,059	Construction

In the year ended December 31, 2012 the recognized financial income from interest on loans amounted to R$3,137 (R$7,667 in 2011 and R$3,074 in 2010) (Note 24).

Information regarding management transactions and compensation is described in Note 25.

21.2 Endorsements, guarantees and guarantees

The financial transactions of the wholly-owned subsidiaries or special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provide guaranties for its partners in the amount of R$2,341,658 as of December 31, 2012 (R$1,486,326 in 2011).

22.           Net operating revenue

	2012	2011	2010

Gross operating revenue
Real estate development, sale and barter transactions	3,992,209	3,456,604	3,858,519
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5.i)	252,993	(287,112)	(182,832)
Taxes	(291,920)	(228,986)	(272,637)
Net operating revenue	3,953,282	2,940,506	3,403,050

23.           Costs and expenses by nature

These are represented by the following:

	2012	2011	2010

Cost of real estate development and sale:
Construction cost	(1,878,800)	(2,291,389)	(2,089,774)
Land cost	(456,995)	(283,867)	(324,813)
Development cost	(147,615)	(119,935)	(66,101)
Capitalized financial charges (Note 11)	(183,113)	(163,578)	(138,996)
Maintenance / warranty	(61,264)	(39,625)	(14,869)
Provision for cancelled contracts (Note 5.i)	(213,238)	220,056	173,635
	(2,941,025)	(2,678,338)	(2,460,918)
Commercial expenses:
Marketing expenses	(168,611)	(179,709)	(124,103)
Brokerage and sale commission	(104,428)	(157,762)	(95,549)
Institutional marketing expenses	(14,915)	(25,023)	(16,923)
Customer Relationship Management expenses	(13,558)	(22,748)	(13,162)
Other	(6,821)	(7,939)	(16,923)
	(308,333)	(393,181)	(266,660)

General and administrative expenses:
Salaries and payroll charges	(137,175)	(126,635)	(110,282)
Employee benefits	(11,575)	(11,404)	(9,931)
Travel and utilities	(10,853)	(11,115)	(9,680)
Services	(40,268)	(16,947)	(14,759)
Rents and condominium fees	(12,957)	(12,182)	(10,609)
IT	(14,575)	(12,787)	(11,136)
Organizational development	(7,215)	(7,288)	(6,347)
Stock option plan (Note 18.3)	(27,639)	(19,272)	(12,924)
Reserve for profit sharing (Note 25 (iii))	(64,011)	(17,196)	(36,612)
Other	(20,425)	(16,632)	(14,474)
	(346,693)	(251,458)	(236,754)
Other income / (expenses), net
Provision for legal claims (Note 16)	(94,932)	(57,902)	(36,655)
Other	(2,910)	23,362	24,482
	(97,842)	(34,540)	(12,173)

24.           Financial expenses, net

	2012	2011	2010

Financial income
Income from financial investments	50,873	62,724	107,225
Financial income on loan with related parties (Note 21.1)	3,137	7,667	3,074
Other interest income	3,375	15,289	7,009
Other financial income	23,244	7,293	10,777
	80,629	92,973	128,085
Financial expenses
Interest on funding, net of capitalization (Note 11)	(167,289)	(149,274)	(149,056)
Amortization of debenture cost	(3,684)	(3,348)	(6,560)
Interest on payables to venture partners	(23,846)	(42,088)	(29,432)
Banking expenses	(18,853)	(13,108)	(10,441)
Derivative transactions (Note 20 (i) (b))	12,014	7,735	-
Discount on securitization transaction	(47,559)	(11,169)	-
Discounts and other financial expenses	(38,352)	(41,624)	(14,713)
	(287,569)	(252,876)	(210,202)

25.           Transactions with management and employees

(i)     Management compensation

The amounts recorded in the account “General and administrative expenses” in the years ended December 31, 2012, 2011 e 2010 related to the compensation of the Company’s key management personnel are as follows:

			Total
	Statutory Board	Board of Directors	2012	2011	2010

Number of members	6	9	15	14	11
Annual fixed compensation (in R$)	3,924	1,791	5,715	4,970	3,912
Salary / Fees	3,710	1,772	5,482	4,767	3,722
Direct and indirect benefits	214	19	233	203	190
Variable compensation (in R$)	-	-	-	-	5,250
Bonus	-	-	-	-	5,250
Share-based payment	-	-	-	-	3,787
Monthly compensation (in R$)	149	302	451	414	1,079
Total compensation	3,924	1,791	5,715	4,970	12,949

	Fiscal Council
	2012	2011	2010

Number of members	3	3	3
Annual fixed compensation (in R$)	138	137	137
Salary / Fees	138	137	137
Monthly compensation (in R$)	11	11	11
Total compensation	138	137	137

The annual aggregate amount to be distributed among the Company’s key management personnel for 2012, as fixed and variable compensation is R$17,285 according to the Annual Shareholders’ Meeting held on May 11, 2012.

(ii)      Sales

As of December 31, 2012, the total sales of units sold to the management is R$3,817 (R$3,165 in 2011 and R$3,673 in 2010), and total receivables is R$5,471 (R$4,668 in 2011 and R$9,842 in 2010).

(iii)     Profit sharing

The Company has a profit sharing plan that entitles its employees and those of its subsidiaries to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

The recognition of the provision for the Company bonus for 2012 takes into consideration a set of targets, among which are two mandatory metrics: (1) operating cash generation and (2) indebtedness ratio (net debt + payables to venture partners) / (equity). Accordingly, as of December 31, 2012, the Company recorded a provision for profit sharing amounting to  R$64,011 in the consolidated statement (R$17,196 in 2011 related to the subsidiary AUSA and (R$ 36,612 in 2010) under the account “General and Administrative Expenses” (Note 23).

Of this amount, R$10,603 refers to expenses for profit sharing of the statutory boards and Directors of the Company. In 2011, the metrics used to recognize the provision for bonus were different, and these were only attained by the subsidiary AUSA.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting, held on May 11, 2012, corresponding to R$17,285.

26.           Insurance

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

27.           Earnings (loss) per share

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

	2012	2011	2010

Basic numerator
Declared dividends	-	-	98,812
Undistributed earnings (loss)	(124,504)	(944,868)	165,753
Undistributed earnings (loss), available for the holders of common shares	(124,504)	(944,868)	264,565

Basic denominator (in thousands of shares)
Weighted average number of shares (i)	432,246	431,586	412,434

Basic earnings (loss) per shares – R$	(0.288)	(2.189)	0.641

Diluted numerator
Declared dividends	-	-	98,812
Undistributed earnings (loss)	(124,504)	(944,868)	165,753

Undistributed earnings (loss), available for the holders of common shares	(124,504)	(944,868)	264,565

Diluted denominator (in thousands of shares)
Weighted average number of shares (i)	432,246	431,586	412,434
Stock options	3,868	2,566	3,198
Non-controlling interest shares	70,252	70,252	17,465
Antidilutive effect	(74,120)	(72,818)	-

Weighted average number of shares (i)	432,246	431,586	433,097

Diluted earnings per share – R$	(0.288)	(2.189)	0.610

28.           Segment information

Starting in 2007, following the respective acquisition, formation and merger of AUSA, FIT Residencial, Bairro Novo and Tenda, the Company’s management assesses segment information on the basis of different business segments and economic data rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa for ventures targeted at high and medium income; Alphaville for land subdivision; and Tenda for ventures targeted at low income.

The Company’s chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

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

	Gafisa S.A. (i)	Tenda	AUSA	2012
Net operating revenue	2,018,100	1,125,670	809,512	3,953,282
Operating costs	(1,572,948)	(977,472)	(390,605)	(2,941,025)

Gross profit	445,152	148,198	418,907	1,012,257

Depreciation and amortization	(69,155)	(16,167)	(2,262)	(87,584)
Financial expenses	(203,024)	(33,680)	(50,865)	(287,569)
Financial income	31,856	36,903	11,870	80,629
Tax expenses	(20,695)	(5,748)	(14,785)	(41,228)

Net income (loss) for the year	(158,915)	(122,857)	157,268	(124,504)

Customers (short and long term)	2,068,157	1,111,185	712,164	3,891,506
Inventories (short and long term)	1,309,990	856,461	294,232	2,460,683
Other assets	959,243	1,357,140	402,422	2,718,805

Total assets	4,337,390	3,324,786	1,408,818	9,070,994

Total liabilities	4,043,879	1,477,912	856,836	6,378,627

	Gafisa S.A. (i)	Tenda	AUSA	2011
Net operating revenue	1,821,925	445,982	672,599	2,940,506
Operating costs	(1,601,727)	(725,459)	(351,152)	(2,678,338)

Gross profit (loss)	220,198	(279,477)	321,447	262,168

Depreciation and amortization	(67,653)	(14,444)	(1,331)	(83,428)
Financial expenses	(206,638)	(13,147)	(33,091)	(252,876)
Financial income	51,986	28,804	12,183	92,973
Tax expenses	(78,409)	(39,339)	(24,614)	(142,362)

Net income (loss) for the year	(413,727)	(660,058)	128,917	(944,868)

	Gafisa S.A. (i)	Tenda	AUSA	2011
Customers (short and long term)	2,793,045	1,476,882	556,521	4,826,448
Inventories (short and long term)	1,420,194	1,188,319	238,777	2,847,290
Other assets	851,265	813,610	168,011	1,832,886

Total assets	5,064,504	3,478,811	963,309	9,506,624

Total liabilities	4,166,655	1,949,379	643,456	6,759,530

	Gafisa S.A. (i)	Tenda	AUSA	2010
Net operating revenue	1,894,498	1,061,588	446,964	3,403,050
Operating cost	(1,477,751)	(731,991)	(251,176)	(2,460,918)

Gross profit	416,747	329,597	195,788	942,132

Depreciation and amortization	(19,224)	(13,588)	(1,004)	(33,816)
Financial expenses	(146,539)	(40,159)	(23,504)	(210,202)
Financial income	106,869	12,542	8,674	128,085
Tax expenses	(13,084)	5,982	(15,026)	(22,128)

Net income for the year	116,824	82,495	65,246	264,565

Customers (short and long term)	2,752,589	1,835,541	363,844	4,951,974
Inventories (short and long term)	1,323,170	695,663	187,239	2,206,072
Other assets	1,241,859	524,045	116,841	1,882,745

Total assets	5,317,618	3,055,249	667,924	9,040,791

Total liabilities	3,556,134	1,386,320	466,165	5,408,619

(i)	Includes all direct subsidiaries, except for Tenda and AUSA.;

29. Real estate properties under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on properties under construction as of December 31, 2012:

29.1
The contracted revenue deducted from the appropriated sales revenue is the unappropriated revenue (net revenue calculated by the continuous transfer approach, according to OCPC 04). The unappropriated revenue of properties under construction plus the accounts receivable of completed properties plus the advance from clients less cumulative receipts, comprise the receivables from developments, as follows:

Properties under construction:
Contracted revenue (*)	7,683,127
Appropriated revenue (A) (**)	(4,005,101)
Unappropriated revenue – external properties management (*)	46,709
Unappropriated revenue (B) (*)	3,724,735

Completed properties (C)	2,411,174

Cumulative receipts (D) (**)	(2,342,920)

Advances from clients
Appropriated revenue surplus (Note 17) (E)	138,787

Total accounts receivable from developments (Note 5) (-A+C+D+E)	4,212,142

(*)Information used to determine the appropriateness of the revenue recorded under the percentage-of-completion method (PoC).
(**) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

The information on unappropriated revenue and contracted revenue do not include properties that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to the result.

The real estate development revenue from units sold and under construction of real estate development is appropriated to statement of operations over the construction period of properties, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to statement of operations over the construction period are described in Note 2 – Presentation of Financial Statements and summary of significant accounting practices.

29.2	As of December 31, 2012, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of properties under construction, is as follows:

Properties under construction:
Incurred cost of units in inventory, net of provision (Note 6)	928,773
Estimated cost to be incurred with units in inventory (*)	1,284,071
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	2,212,844

Estimated cost of units sold (*) (G)	5,255,068
Incurred cost of units sold (H) (**)	(3,059,114)
Unappropriated estimated cost of units sold (*) (I)	2,195,954

Total cost incurred and to be incurred (F+G)	7,467,912

(a) The amount of R$591,877 refers to units of cancelled developments not yet cancelled with the respective customers.

(*)Information used to determine the appropriateness of the revenue recorded under the percentage-of-completion method (PoC).
(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

29.3	As of December 31, 2012, the estimated income to be earned until the completion of properties under construction in connection with units sold is as follows:

Unappropriated revenue (B)	3,724,735
Unappropriated barter for land	51,478
3,776,213

Unappropriated cost of units sold (I)	(2,195,954)
Estimated gross profit	1,580,259

Information used to determine the appropriateness of the revenue recorded under the percentage-of-completion method (PoC).
The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

29.4	As of December 31, 2012, the retained profit of properties under construction in connection with units sold is as follows:

Appropriated revenue (A) (**)	4,005,101
Appropriated barter for land (**)	277,505
4,282,606

Incurred cost of units sold (H) (**)	(3,059,114)
Gross profit (**)	1,223,492

(**)Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

The above gross profit do not include the impact of taxes and present value adjustment (“AVP”).

29.5	The Company shows below a table of the percentage of asset related to the Company’s properties in comparison with total assets, as of December 31, 2012.

2012

Total assets related to the Company’s properties (*)	9,061,725
Total consolidated assets	9,070,994
Percentage	99.90%
(*) Total assets of the Company, except for the subsidiary Gafisa Vendas, a company that sells the properties of Gafisa.

30.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of these financial statements has not issued any opinion.

On July 31, 2012, the Company received the CVM/SEP/GEA-5/ Letter No. 208/2012, requesting information related to criteria for measurement and recognition of revenue and enhancement in the disclosure of some notes to  information, as mentioned in Notes 2 and 29. The Company has already provided all information requested by the CVM. In addition, on February 19, 2013, the Company received the CVM/SEP/GEA-5/ Letter No. 040/2013 recommending the enhancement of its Notes to the consolidated financial statements regarding the percentage of assets by venture that is included in the structures of equity segregation of the purchase, and this additional disclosure was included in Note 29.

31.	Analysis of strategic options for AUSA

On September 10, 2012, the Company released a material fact announcing that it had begun an analysis of strategic options for the AUSA segment in order to maximize shareholders value. The process to capture this value may involve Alphaville’s going public, the sale of a stake in the company or even maintenance of its current condition. Gafisa hired a financial and strategic advisor for analysis of available options for the business considering the best interest of its shareholders and will inform the market as soon as a decision on this matter is made.

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and US GAAP for the years ended December 31, 2012, 2011 and 2010

(a)   Description of the GAAP differences

The Company’s accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries as mentioned in Note 2. The proportional consolidation method is used for investments in jointly-controlled investees, which are all governed by shareholders’ agreements; accordingly, the assets, liabilities, revenues and costs are consolidated based on the proportion of the equity interest held in the capital of the corresponding investee.

Under US GAAP, because such investments provide substantive participating rights granted to the noncontrolling shareholder, they preclude the Company from consolidating the entities. Accordingly, for purposes of US GAAP these investments are accounted for on the equity method of accounting.

Under US GAAP, proportional consolidation is permitted only in limited circumstances, including for the construction sector. Accordingly, for purposes of US GAAP the remaining investments are accounted for on the equity method of accounting. Although these differences in GAAP do not affect the Company’s net income (loss) or shareholders’ equity, the line items in the consolidated balance sheet and statement of income are affected.

(i)      Revenue recognition

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

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable which in turn is supported by substantial initial and continuing investments. When determining if the buyer’s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, is considered determined based on contractual termination clauses, is excluded, pursuant to U.S. GAAP

ASC 360.20.40, This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

Under US GAAP for retail land sales of lots that are subdivisions of large tracts of land the Company recognize the sale by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

a.	The period of cancellation with refund has expired;

b.	Cumulative payments equal or exceed 10 percent;

c.	Receivables are collectible;

d.	Receivables are not subject to subordination;

e.	There has been progress on improvements. The project’s improvements have progressed beyond preliminary stages, and there are indications that the work will be completed according to plan;

f.
Development is practical. There is a reasonable expectation that the land can be developed for the purposes represented and the properties will be useful for those purposes at the end of the normal payment period.

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification to the minority interest for this adjustment was R$16,545, R$11,894 and R$2,704 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company also determined the effect for their investments in affiliates that are recognized trough the equity method under US GAAP. This reclassification resulted in R$(48,198) in 2012 (R$(1,512) in 2011) as a consequence of the increased affiliated entities in 2012 and 2011 that are recognized trough the equity method.

(ii)      Stock option plan

Under Brazilian GAAP, the rights to acquire shares granted to employees and executive officers under the stock options programs were recorded as an expense as from January 1, 2006, the transition date for the adoption of Law 11638/2007. Previously, under Brazilian GAAP, stock option programs did not result in any expense being recorded. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price. Under Law 11638/2007 and the accounting guidance provided by CPC No. 10, the stock option programs are treated as equity awards and measured at fair value at the grant date, no further adjustments are made at the balance sheet dates to reflect changes in fair values.

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. Until December 31, 2011, as the awards were indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards were remeasured at fair value through the statement of operations at each reporting period until settlement. Remeasurement of liability awards could either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the years ended December 31, 2008 and 2007, and thereafter using the Binomial and Monte Carlo models. As of December 31, 2012, there are no differences between Brazilian GAAP and US GAAP, as the awards are no longer indexed to the IGP-M and annual interest.

For purposes of the US GAAP net income (loss) and equity reconciliations, stock option compensation expenses of  R$7,804, R$23,750 and R$10,106 for the years ended December 31, 2012, 2011 and 2010, respectively, comprised of (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$19,272 and R$12,924 for the years ended December 31, 2011 and 2010, respectively; and (ii) recording of stock option compensation income (expense) under US GAAP of R$7,804, R$4,478 and R$(2,818) for the years ended December 31, 2012, 2011 and 2010, respectively. A reduction of equity of R$7,804 and R$12,272 was recorded at December 31, 2011 and 2010.

(iii)                 Earnings (loss) per share

Under US GAAP,  the presentation of earnings (loss) per share is required for public companies, including earnings (loss) per share from continuing operations and net income (loss) per share on the face of the statement of income (loss), and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of shares outstanding during the period and all dilutive potential shares outstanding during each period presented, respectively. There is no difference between Brazilian GAAP and US GAAP.

In addition, considering the Company has the option to settle the future purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For earnings per share calculation the company includes  100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest dilutive. The impact of these potential shares was not reflected for 2009, as the impact would be anti-dilutive. See for the impact of dilutive effect on the earnings per share calculation, the column “adjustment due to dilutive effect AUSA” in the tables below.

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

The Company has issued employee stock options (Note 18.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price was greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For the years ended December 31, 2012, 2011 and 2010 potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss) allocated to Common shareholders and weighted average Common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2012	2011	2010

Basic numerator
Declared dividends	-	-	98,812
U.S. GAAP undistributed loss	(121,203)	(755,769)	(193,595)
Allocated U.S. GAAP undistributed loss available for Common shareholders	(121,203)	(755,769)	(94,783)

Basic denominator (in thousands of shares)
Weighted-average number of shares (i)	432,246	431,586	412,434
Basic loss per share – U.S. GAAP - R$	(0.2804)	(1.7511)	(0.2298)

	2012	2011	2010

Diluted numerator
Dividends proposed	-	-	98,812
U.S. GAAP undistributed loss	(121,203)	(755,769)	(193,595)

Allocated U.S. GAAP undistributed loss available for Common shareholders	(121,203)	(755,769)	(94,783)

	2012	2011	2010

Diluted denominator (in thousands of shares)
Weighted-average number of shares (i)	432,246	431,586	412,434
Stock options	3,868	2,566	3,198
Non-controlling interest shares	70,252	70,252	17,465
Antidilutive effect	(74,120)	(72,818)	(20,663)

Diluted weighted-average number of shares	432,246	431,586	412,434

Diluted loss per share – U.S. GAAP - R$	(0.2804)	(1.7511)	(0.2298)

(i)	All share amounts have been adjusted retrospectively to reflect the 1:2 stock split approved by the shareholders’ meeting on February 22, 2010.

(iv)    Business combinations

Up until December 31, 2008, under Brazilian GAAP, goodwill arose from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill was normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP and also, no accounting differences for new acquisitions exist, when comparing new Brazilian GAAP and US GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment, except when it is based on future results. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

Under US GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including identifiable assets. Any residual amount is allocated to goodwill. Goodwill is not amortized but, instead, is assigned to an entity’s reporting unit and tested for impairment at least annually. The differences in relation to Brazilian GAAP arise principally from the measurement of the consideration paid under US GAAP using the fair value of shares and put options issued, and the effects of amortization which are not recorded for US GAAP purposes (goodwill amortization is also no longer recorded for Brazilian GAAP purposes effective January 1, 2009).

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2012 was R$171,423 (2011 - R$183,113 and 2010 – R$193,543), which was being amortized to income over a period of up to 10 years until December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2012 was R$39,469 and R$62,536 in 2011 and 2010. Decrease, due to the recognition of impairment (write-off) of CIPESA goodwill was recognized.

(a)     Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008. As part of the acquisition of a controlling interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$411,241, acquiring 60% of the shareholders’ equity of Tenda (book value of the 60% interest representing an investment in net assets of R$621,643), which had a total shareholders’ equity book value of R$1,036,072.

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
205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which are amortized in straight-line over the estimated useful lives up to 5 years. For the years ended December 31, 2012, 2011 and 2010, the amount of R$11,851 were amortized per year. At December 31, 2012, accumulated amortization was R$49,740, and the remaining net book value of R$23,298 will be amortized ratably through October 2014. And R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

The fair value allocation on the assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value
	At 100%	At 60%
Current assets	539,741	323,845
Long-term receivables	252,453	151,472
Properties for sale - non current	174,168	104,501
Intangible assets	42,449	25,469
Other assets	101,191	60,714

Total assets acquired	1,110,002	666,001

Total liabilities assumed	(497,164)	(298,298)

Net assets acquired	612,838	367,703

On December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

(b)     AUSA transaction

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of AUSA, a company which develops and sells residential lots throughout Brazil. This transaction was consummated on January 8, 2007 and it was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007, without any restriction. The Company initially acquired 60% of Alphaville’s shares for R$198,400, of which R$20,000 was paid in cash and the remaining R$178,400 in the Company’s own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$134,029, which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed.

The Company reevaluated the AUSA purchase contract and determined that the non-controlling interest was redeemable. The non-controlling interest is redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and is recorded as mezzanine equity. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements to fair value of the redemption amount following the allocation of NCI profit or loss for the period are adjusted against retained earnings of the company in accordance with ASC 480-10-S99-3A-15 and 3A-16C. On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of AUSA not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided on an arbitration process initiated by the noncontrolling interests of AUSA, according to the material fact released on July 3, 2012. There is an embedded derivative component to the Investment Agreement, relating to the Company's obligation to purchase the AUSA shares held by the non-controlling interest.  As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of AUSA’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$358,985 as at December 31, 2012 and 2011.

On March 8, 2010, the Company announced the increase of its participation in Alphaville’s capital in 20%, as per the purchase agreement.  The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$126,490 which was paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition totaled R$20,902 and R$184,656, respectively.

Under US GAAP, acquired intangible assets include, R$168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$16,853 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value
	At 100%	At 60%

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Income taxes	(28,095)	(16,857)

Total liabilities assumed	(172,159)	(103,295)

Net assets acquired	295,829	177,498

For the year ended December 31, 2012, the Company amortized R$22,881 (2011 - R$23,664 and 2010 – R$33,116) of the fair value assigned in the purchase price allocation.

(c)     Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. (“Nova Cipesa”), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$15,000 payable over one year. Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value (“VGV”) of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000 plus monetary correction of (R$36,172 with accrued interest as of December 31, 2012), totaling the acquisition amount of R$90,000 and goodwill amounting to R$40,687 was recorded, based on expected future profitability under BR GAAP.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes had a total amount of R$41,634. As of December 31, 2012, goodwill and inventory recorded in connection with the acquisition totaled R$18,567 and R$51,597, respectively. As of December 31, 2012, the total amount of inventory was amortized.

The fair values of assets acquired and liabilities assumed at the acquisition date are as follows:

	Fair value
	At 100%	At 70%

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)

Income taxes	(25,061)	(17,543)

Total liabilities assumed	(27,588)	(19,312)

Net assets acquired	69,095	48,366

For the year ended December 31, 2012, the Company amortized R$30,458, including partial impairment of goodwill, (zero in 2011 and R$9,119 in 2010) of the fair value assigned in the purchase price allocation.

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

(vi)     Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 32(d)(i)). The reclassifications are summarized as follows:

•
Under US GAAP, the proportional consolidation of investees and subsidiaries is eliminated and in its place the associated companies are presented using the equity method of accounting and controlled subsidiaries are fully consolidated presenting their respective noncontrolling interests.

•	Under Brazilian GAAP, restricted cash is presented as short-term investment in the balance sheet. For US GAAP purposes, restricted cash is presented separately outside of short-term investment.

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

•
As of December 31, 2011, the Company and its subsidiary Tenda were in default on the contractual covenants provided for in certain debentures, including debentures with cross default provisions, for which a waiver was obtained and certain covenant ratios were renegotiated in March 2012 (Note 12).  For Brazilian GAAP purposes, such debt was classified as a current liability as required since the violations were not cured as of the balance sheet date.  For US GAAP, such amounts are not classified as current, as provided for in ASC 470.10, as the waiver and amendment were obtained prior to issuance of the financial statements.

Temporary equity

Under BR GAAP, as described in Note 20, the Company has recorded as non-controlling interest the portion of AUSA’s capital stock for which it does not have legal ownership at December 31, 2010. Although it has a forward contract to acquire these equity interests at set dates in the future at fair value, no liability has been recorded for the redemption value as there is no liability to transfer cash or financial assets as the Company can use its own equity instruments as consideration. The Company has therefore accounted for this transaction based on embedded derivative component. As the fair value of this embedded derivative has no significant value, no derivative asset or liability is recorded.

Under US GAAP, as described in Note 32 a) b), the redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity. At issuance the initial recognition based on fair value was recorded as temporary equity with a corresponding entry in retained earnings; subsequent re-measurements to fair value of the redemption amount are adjusted against retained earnings.

(vii)    Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 32(d)(ii)). The reclassifications are summarized as follows:

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

•
Interest income and interest expense, together with other financial charges, are disclosed within operating income in the consolidated statement of operations presented in accordance with Brazilian GAAP. Such amounts have been reclassified to non-operating income and expenses in the condensed consolidated statement of operations (loss) in accordance with US GAAP.

•	The net income differences between Brazilian GAAP and US GAAP (Note 32(b)(i)) were incorporated in the consolidated statement of operations in accordance with US GAAP.

(b)          Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)           Net income (loss)

	Note	2012	2011	2010

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		(124,504)	(944,868)	264,565
Revenue recognition - net operating revenue	32(a)(i)	534,156	711,821	(1,049,492)
Revenue recognition - operating costs	32(a)(i)	(491,167)	(312,409)	655,186
Stock compensation reversal	32(a)(ii)	7,804	23,750	10,106
Business Combination of Tenda, Redevco and Cipesa	32(a)(iv)	(54,431)	(10,575)	(14,964)
Business Combination of Alphaville	32(a)(iv)	(24,490)	(25,348)	(34,960)
Non-controlling interests on adjustments above	32(a)(i)	16,545	11,894	2,704
Equity pick-up	32(a)(i)	48,198	(1,512)	(34,114)
Deferred income tax on adjustments above		(33,314)	(208,523)	106,186

Net loss attributable to Gafisa under US GAAP		(121,203)	(755,769)	(94,783)

Net income attributable to the non-controlling interests under US GAAP		32,048	27,784	21,214

Net loss under US GAAP		(89,155)	(727,985)	(73,569)
Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares		432,246	431,586	412,434
Loss per share attributable to Gafisa Common (i)
Basic	32(a)(iii)	(0.2804)	(1.7511)	(0.2298)
Diluted	32(a)(iii)	(0.2804)	(1.7511)	(0.2298)

(i)	All share amounts have been adjusted retrospectively to reflect the 1 for 2 share split on February 22, 2010.

(ii)           Equity

	Note	2012	2011	2010

Equity under Brazilian GAAP		2,544,504	2,648,473	3,570,750
Revenue recognition - net operating revenue	32(a)(i)	(1,942,802)	(2,476,959)	(3,188,782)
Revenue recognition - operating costs	32(a)(i)	1,313,745	1,804,912	2,117,322
Liability-classified stock options	32(a)(ii)	-	(7,804)	(12,272)
Reversal of goodwill amortization of Alphaville	32(a)(iv)	18,234	18,234	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	32(a)(iv)	(232,327)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	32(a)(iv)	205,527	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	32(a)(iv)	(444)	53,986	64,560
Business Combination – Alphaville	32(a)(iv)	(123,686)	(99,196)	(73,848)
Other, net	-	(1,124)	(1,117)	(1,844)
Non-controlling interests on adjustments above	32(a)(i)	80,213	63,668	51,773
US GAAP adjustment equity accounted investees	32(a)(i)	(11,760)	(59,958)	(58,441)
AUSA – redeemable noncontrolling interest	32(a)(v)	(319,802)	(319,802)	(179,303)
Deferred income tax on adjustments above		88,998	122,312	330,495

Gafisa equity under US GAAP		1,619,276	1,719,948	2,611,844

Non-controlling interests under US GAAP		53,222	21,174	20,833

Equity under US GAAP		1,672,498	1,741,122	2,632,677

Condensed changes in total equity under US GAAP

	2012	2011	2010

At beginning of the year	1,741,122	2,632,677	1,697,844
Changes in equity, BRGAAP	4,259	20,121	1,062,439
Stock options	17,377	(15,946)	2,166
Net loss attributable to Gafisa	(121,203)	(755,769)	(94,783)
Minimum mandatory dividend	-	-	(102,932)
Non-controlling interests	32,048	341	2,407
AUSA – redeemable non-controlling interest	-	(140,499)	67,195
Other	(1,105)	197	(1,659)
At end of the year	1,672,498	1,741,122	2,632,677

Condensed equity under US GAAP

	2012	2011	2010

Equity
Common shares, comprising 432,630,293 shares outstanding (2010 – 432,100,073; 2010 – 430,915,889)	2,735,794	2,734,157	2,654,836
Treasury shares	(1,731)	(1,731)	(1,731)
Accumulated losses	(1,114,787)	(1,012,478)	(41,261)

Total Gafisa equity	1,619,276	1,719,948	2,611,844

Non-controlling interests	53,222	21,174	20,833

Total equity	1,672,498	1,741,122	2,632,677

(i)           Recent US GAAP accounting pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (“ASU 2011-04”), which amended Accounting Standards Codification (ASC) 820 to clarify existing guidance and minimize differences between US GAAP and IFRS.  ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide additional disclosure for classes of assets and liabilities as disclosed at fair value. We adopted ASU 2011 as of January 1, 2012, which did not have a material impact on our consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Updat No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  ASU 2011-05 was effective for our fiscal year beginning January 1, 2012. The standard did not impact our reported results of operations and our financial statement presentation.

In December 2011, the FASB issues ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires entities to disclosure information about offsetting and related arrangements of financial instruments and derivatives instruments.  The guidance is effective for our fiscal year beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangible – Goodwill and Other”, which provides the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not an indefinite-lived intangible asset is impaired. If the asset is considered impaired, an entity is required to perform the quantitative assessment under the existing guidance.  The guidance is effective for our fiscal year beginning January 1, 2013.  The adoption of this guidance, which is intended to simplify the impairment testing, is not expected to have a material impact on our consolidated financial statements.

In February 2013, the FASB issued guidance on the presentation and disclosure of reclassification adjustments out of accumulated other comprehensive income, or AOCI. The standard requires an entity to present information about significant items reclassified out of AOCI by component either on the face of the statement where net income is presented or as a separate disclosure in the notes to financial statements. The guidance is effective for calendar year-end public companies in 2013 beginning in the first quarter  and is to be applied on a prospective basis. Early adoption of the guidance is permitted. Adoption of this guidance will not have a material impact on our consolidated financial statements.

(d)           US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)            Condensed consolidated balance sheets under US GAAP

	2012	2011	2010
Assets
Current assets
Cash and cash equivalents	580,456	82,592	217,328
Short-term investments	690,053	409,993	285,367
Restricted short-term investments	295,533	365,766	624,687
Trade accounts receivable, net	1,970,051	2,444,323	1,753,908
Land available for sale	2,930,363	3,049,652	3,219,903
Prepaid expenses	59,785	55,001	18,637
Other	141,784	100,141	191,518
	6,668,025	6,507,468	6,311,348
Non-current assets
Investments	466,094	394,221	314,132
Property and equipment	90,706	96,669	79,576
Intangibles assets	212,775	235,151	259,244
Goodwill	39,469	62,536	62,536
Trade accounts receivable, net	547,362	421,640	580,813
Land available for sale	330,348	798,206	470,425
Deferred income tax and social contribution	-	-	219,942
Other	339,833	345,254	184,251
	2,026,587	2,353,677	2,170,919

Total assets	8,694,612	8,861,145	8,482,267

	2012	2011	2010
Liabilities
Current liabilities
Loans and financing	609,098	650,306	639,265
Debentures	349,059	311,875	29,488
Payables for purchase of properties	371,051	361,268	239,980
Payables for goods and services suppliers	154,657	110,985	160,275
Taxes and labor contributions	179,612	128,402	99,704
Advances from customers	890,016	866,428	886,055
Obligations assumed on the assignment of receivables	132,916	54,825	72,572
Payables for acquisition of investments	21,680	20,560	23,062
Declared dividends	12,667	11,774	99,424
Other	528,098	637,937	120,947
	3,248,854	3,154,360	2,370,772
Non-current liabilities
Loans and financing	1,292,060	886,336	551,546
Debentures	1,392,703	1,595,961	1,860,977
Deferred income tax and social contribution	116,069	97,380	-
Payables for purchase of properties	70,234	140,227	118,456
Obligations assumed on the assignment of receivables	155,976	431,226	-
Payables to venture partners	162,333	253,390	380,000
Provisions for legal claims	149,790	134,914	124,537
Other	75,110	67,244	242,502
	3,414,275	3,606,678	3,278,018

Alphaville redeemable non-controlling interest	358,985	358,985	200,800

Total Gafisa equity	1,619,276	1,719,948	2,611,844
Non-controlling interest	53,222	21,174	20,833

Total equity	1,672,498	1,741,122	2,632,677

Total liabilities and equity	8,694,612	8,861,145	8,482,267

(ii)           Condensed consolidated statements of operations under US GAAP

	2012	2011	2010
Gross operating revenue
Real estate development and sales of properties	4,233,696	3,481,714	2,141,267
Taxes on services and revenues	(302,967)	(231,487)	(212,137)

Net operating revenue	3,930,729	3,250,227	1,929,130
Operating costs	(3,008,345)	(2,743,144)	(1,472,085)

Gross profit	922,384	507,083	457,045

Operating income (expenses)
Selling general and administrative expenses	(619,117)	(610,055)	(477,146)
Other	(240,540)	(252,920)	(98,630)

Income (loss) before financial income and expenses and income tax and social contribution	62,727	(355,892)	(118,731)

Financial income	67,793	80,760	120,419
Financial expenses	(259,207)	(178,130)	(218,229)
Loss before income tax and social contribution	(128,687)	(453,262)	(216,541)

Current income tax and social contribution	(30,662)	(89,495)	(2,498)
Deferred income tax and social contribution	(38,071)	(244,915)	103,309
Income tax benefit (expense)	(68,733)	(334,410)	100,811

Loss before equity in results and
non-controlling interests	(197,420)	(787,672)	(115,730)
Equity pick-up in associates	108,265	59,687	42,161

Net loss for the year	(89,155)	(727,985)	(73,569)
Net income attributable to the non-controlling interests	32,048	27,784	21,214
Net loss attributable to Gafisa	(121,203)	(755,769)	(94,783)

(iii)           Condensed consolidated statements of comprehensive income (loss)

	2012	2011	2010
Net loss for the year	(89,155)	(727,985)	(73,569)

Total comprehensive loss, net of taxes	(89,155)	(727,985)	(73,569)

Attributable to:
Non-controlling interests	32,048	27,784	21,214
Owners of Gafisa	(121,203)	(755,769)	(94,783)

(iv)           Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2012	2011	2010

Opening balance at January 1	(411,458)	(29,241)	(14,476)
Change in valuation allowance	(208,213)	(382,307)	(14,765)
Closing balance at December 31	(619,671)	(411,548)	(29,241)

The Company adopted the provisions of FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), on January 1, 2007, which requires it to record the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

As of December 31, 2012, 2011 and 2010, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil and other foreign federal and state jurisdictions. Brazilian income tax returns are subject to inspections by tax authorities within 5 years after the filing.

(v)           Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners. In the case of the Company, comprehensive income (loss) is the same as net income (loss) for the year.

(vi)           Statement of cash flows

For each period for which an statement of operations is presented and required to be reconciled to US GAAP, SEC rules require that the Company provide either a statement of cash flows prepared in accordance with US GAAP  or IFRS; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows, prepared in accordance with US GAAP.

The Company’s primary differences in net income (loss) between Brazilian GAAP and net loss for US GAAP are explained in items 32(a) (ii) to (vii) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

(vii)           Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

*           *           *