Form 20-F
period 2013-12-31
Gafisa S.A.
filed 2014-04-29
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

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

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Andre Bergstein – Chief Financial Officer and Investor Relations Officer
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

The number of outstanding shares as of December 31, 2013 was:

Title of Class	Number of Shares Outstanding
Common Stock	433,559,201

*           Includes 19,099,486 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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

INTRODUCTION

In this annual report, references to “Gafisa,” “we,” “our,” “us,” “our company” and “the Company” are to Gafisa S.A. and its consolidated subsidiaries (unless the context otherwise requires). In addition, the term “Brazil” refers to the Federative Republic of Brazil, and the phrase “Brazilian government” refers to the federal government of Brazil. All references to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil, and all references to “U.S. dollar,” “U.S. dollars” or “US$” are to U.S. dollars, the official currency of the United States. References to “Brazilian GAAP” or “BR GAAP” are to accounting practices adopted in Brazil and references to “U.S. GAAP” are to generally accepted accounting principles in the United States. Any reference to “financial statement” is related to our consolidated financial statements.

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

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP with IFRS. Our Brazilian GAAP financial statements as of and for the year ended December 31, 2008 reflect changes introduced by Law 11,638/07 and the new accounting standards issued by the CPC in 2008, which we retroactively applied beginning on January 1, 2006.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at that time. We elected January 1, 2009 as a transition date to full adoption of the new accounting standards (“new CPCs”). Our financial statements as of and for the year ended December 31, 2009 and as of January 1, 2009 have been restated to reflect these adjustments. In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2013. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered). We understand that the IASB continues to consider alternatives to its current revenue recognition principles applicable to construction companies and we continue to follow developments as proposed by the CPC and other accounting standards bodies in other jurisdictions.

Reconciliations and descriptions of the effect of the transition to the newly adopted Brazilian GAAP are provided in Note 2.1.3 to our 2010 audited financial statements not included in this annual report.

Brazilian GAAP differs in significant respects from U.S. GAAP and IFRS. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of equity and net income (loss) from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect statement of income (loss) and balance sheet information for all of our subsidiaries, and also separately disclose the interest of non-controlling shareholders. Since January 1, 2013 and applicable retrospectively to the comparative periods of 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees previously applied by the Company, is no longer allowed under Brazilian GAAP as a result these jointly controlled investments are now accounted for through the equity method. In accordance with the transition provisions provided by these new accounting standards, we were not required to retrospectively restate our 2010 and 2009 Brazilian GAAP consolidated financial statements. Accordingly, Brazilian GAAP selected financial data for 2010 and 2009 included herein, is not comparable to those for later periods.

As set forth in “Item 4. Information on the Company—A.History and Development of the Company”, we completed the sale of a controlling stake in Alphaville Urbanismo S.A., or “Alphaville”, the leading residential community development company in Brazil, on December 9, 2013. The transaction involved the sale of 50% interest by Gafisa and 20% interest by our subsidiary Construtora Tenda S.A., or “Tenda”, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, Alphaville was no longer consolidated in the financial statements of the Company since November 30, 2013. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

Effective January 1, 2013, with the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently, our jointly controlled investments are now accounted for through the equity method.  While our financial statements and the financial information presented in this annual report have been restated to apply this change retrospectively to the comparative periods of December 31, 2012 and 2011, the operating information presented in this annual report has not been restated and reflects our percentage interest in such jointly-controlled investees as management believes it provides a better view of our operating performance.

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

The following selected financial data for 2013, 2012 and 2011 has been derived from our audited consolidated financial statements presented herein. As explained in footnote 9 below, our selected Brazilian GAAP financial data for 2010 and 2009 was derived from our previously issued consolidated financial statement for such years, not presented herein, after adjusting such previously reported amounts for certain recently issued Brazilian GAAP accounting standards.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and equity from Brazilian GAAP to U.S. GAAP, see notes to our consolidated financial statements included elsewhere in this annual report. See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

The following table sets forth financial information as of and for the years ended December 31, 2013, 2012, and 2011, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2013. Certain information below is presented in accordance with U.S. GAAP.

As of and for the year ended December 31,
2013	2012	2011	(10)	2010	(8)(9)	2009	(8)(9)
(restated)	(restated)
(in thousands except per share, per ADS and operating data)
Consolidated Income Statement Data:
Brazilian GAAP:
Net operating revenue	2,481,211	2,805,086	1,846,902	2,956,087	2,745,638
Operating costs	(1,863,766)	(2,276,804)	(1,927,874)	(2,209,742)	(1,968,665)
Gross profit (loss)	617,445	528,282	(80,972)	746,345	776,973
Operating expenses, net	(215,574)	(609,604)	(719,232)	(469.448)	(541,255)
Financial expenses, net	(162,503)	(180,263)	(166,728)	(68,038)	(102,617)
Income (loss) before income and social contribution taxes	239,368	(261,585)	(966,932)	208,859	133,101
Income and social contribution taxes	(2,812)	(20,222)	(105,850)	(7,102)	(29,749)
Net income (loss) from continuing operations	236,556	(281,807)	(1,072,782)	201,757	103,352
Net income from discontinued operations	631,122	204,128	167,759	86,727	39,610
Net income for the year attributable to non-controlling interest	235	49,364	39,845	23,919	41,222
Net income (loss) for the year attributable to owners of Gafisa	R$	867,443	R$	(127,043)	R$	(944,868)	R$	264,565	R$	101,740
Share and ADS data(1):
Per common share data—R$ per share:
Earnings (loss) per share—Basic	2.0348	(0.2939)	(2.1893)	0.6415	0.3808
From continuing operations	0.7358	(0.6717)	(2.5003)	0.4732	0.2918
From discontinued operations .	1.2990	0.3778	0.3110	0.1682	0.0890
Earnings (loss) per share—Diluted	2.0226	(0.2939)	(2.1893)	0.6109	0.3242

	As of and for the year ended December 31,
	2013	2012	2011	2010(8)(9)	2009(8)(9)
		(restated)	(restated)
	(in thousands except per share, per ADS and operating data)
From continuing operations	0.7315	(0.6717)	(2.5003)	0.4658	0.3294
From discontinued operations	1.2911	0.3778	0.3110	0.1602	0.0757
Weighted average number of shares outstanding—in thousands	426,300	432,246	431,586	412,434	267,174
Dividends and interest on shareholders’ equity declared—in thousands of reais	163,112	-	-	98,812	50,716
Earnings (loss) per share—R$ per share	2.0829	(0.2937)	(2.1867)	0.6140	0.6100
Number of common shares outstanding as at end of period—in thousands*	416,460	432,630	432,099	430,915	166,778
Earnings (loss) per ADS—R$ per ADS(2)	4.1658	(0.5873)	(4.3734)	1.2279	1.2200
U.S. GAAP:
Net operating revenue	2,565,988	3,930,729	3,250,227	1,929,130	1,700,940
Operating costs	(1,955,158)	(3,008,345)	(2,743,144)	(1,472,085)	(1,256,317)
Gross profit	570,830	922,384	507,083	457,045	444,623
Operating expenses, net	(202,025)	(859,657)	(862,975)	(575,776)	(575,024)
Financial expenses, net	(187,298)	(191,414)	(97,370)	(97,810)	(102,925)
Income from disposal on controlling interests	1,228,429	-	-	-	-
Income (loss) before income and social contribution taxes and income from equity method investments	1,409,936	(128,687)	(453,262)	(216,541)	(233,326)
Income and social contribution taxes	(52,211)	(68,733)	(334,410)	100,811	40,367
Equity pick-up	(21,795)	108,265	59,687	42,161	88,913
Net income (loss) for the year	1,335,930	(89,155)	(727,985)	(73,569)	(104,046)
Net income attributable to non-controlling interests	13,462	32,048	27,784	21,214	30,333
Net income (loss) attributable to owners of Gafisa	1,322,468	(121,203)	(755,769)	(94,783)	(134,379)
Per share and ADS data(1):
Per common share data—R$ per share:
Earnings (loss) per share—Basic	3.1022	(0.2804)	(1.7511)	(0.2298)	(0.5030)
Earnings (loss) per share—Diluted	3.0835	(0.2804)	(1.7511)	(0.2298)	(0.5030)
Weighted average number of shares outstanding — in thousands	426,300	432,246	431,586	412,434	267,174
Dividends declared and interest on equity	163,112	-	-	98,812	50,716
Per ADS data—R$ per ADS(2):
Profit (loss) per ADS —Basic(2)	6.2044	(0.5608)	(3.5023)	(0.4596)	(1.006)
Profit (loss) per ADS —Diluted(2)	6.1670	(0.5608)	(3.5023)	(0.4596)	(1.006)
Weighted average number of ADSs outstanding—in thousands	213,150	216,123	215,793	206,217	133,587
Dividends and interest on equity declared	163,112	-	-	98,812	50,716
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	2,024,163	1,567,755	858,351	1,201,148	1,424,053
Current and non-current properties for sale	2,094,414	2,166,424	2,463,374	2,206,072	1,748,457
Working capital(3)	2,996,884	3,764,756	1,848,311	4,808,337	3,195,413
Total assets	8,183,030	8,712,569	9,164,783	9,040,791	7,455,421
Total debt(4)	3,059,528	3,640,437	3,437,929	3,290,109	3,122,132
Total equity	3,214,483	2,685,829	2,743,576	3,632,172	2,384,181
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	2,024,163	1,566,042	858,351	1,127,382	1,395,668
Current and non-current properties for sale	2,816,204	3,260,711	3,847,858	3,690,328	3,068,738
Working capital(3)	2,755,836	3,419,171	3,353,108	3,940,576	2,762,165
Total assets	8,477,587	8,694,612	8,861,145	8,482,267	7,320,057
Total debt(4)	3,067,703	3,642,920	3,444,478	3,081,276	3,057,792
Total Gafisa equity	2,799,171	1,619,276	1,719,948	2,611,844	1,679,418
Equity of non-controlling interests	23,074	53,222	21,174	20,833	18,426
Total equity	2,822,245	1,672,498	1,741,122	2,632,677	1,697,844

	As of and for the year ended December 31,
	2013	2012	2011	2010	(8)(9)	2009	(8)(9)
		(restated)	(restated)
	(in thousands except per share, per ADS and operating data)
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	297,652	644,288	(790,145)	(1,079,643)		(692,084)
Investing activities	53,464	(287,960)	(31,641)	122,888		(762,164)
Financing activities	(568,124)	162,080	634,952	920,197		1,555,745
Operating data (10):
Number of new developments	37	35	49	127		69
Potential sales value(5)	2,886,204	2,951,961	3,526,298	4,491,835		2,301,224
Number of units launched(6)	11,072	8,947	12,224	22,233		10,810
Launched usable area (m2)(7)	2,893,541	3,153,251	2,250,725	3,008,648		1,415,110
Units sold	10,187	7,157	9,844	20,744		21,952

* Common shares held in Treasury are not included.

(1)
On February 22, 2010, a stock split of our common shares was approved, giving effect to the split of one existing share into two new issued shares, increasing the number of shares from 167,077,137 to 334,154,274. All Brazilian GAAP and U.S. GAAP information relating to the numbers of shares and ADSs have been adjusted retroactively to reflect the share split on February 22, 2010. All Brazilian GAAP and U.S. GAAP earnings per share and ADS amounts have been adjusted retroactively to reflect the share split on February 22, 2010.

(2)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares.

(3)	Working capital equals current assets less current liabilities.

(4)	Total debt comprises short-term and long-term of loans, financings and debentures.

(5)	Potential sales value is calculated by multiplying the number of units in a development by the sales price of the unit.

(6)	The units delivered in exchange for land pursuant to swap agreements are not included.

(7)	One square meter is equal to approximately 10.76 square feet.

(8)
The financial information as of and for the years ended December 31, 2010 and 2009 have been prepared in accordance with Brazilian GAAP in effect at such time. Since January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, previously applied by the Company is no longer allowed under Brazilian GAAP. Considering the unreasonable timing and expense effort to restate 2010 and 2009 Brazilian GAAP consolidated financial statements and consistent with the transition provisions provided by these new accounting standards we were not required to retrospectively restate our 2010 and our 2009 Brazilian GAAP consolidated financial statements for these new accounting standards. As a result, these jointly controlled investments are now accounted for through the equity method and, therefore, results for the years ended December 31, 2010 and 2009 are not comparable to those for subsequent periods.

(9)
As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2013, the results of operations of Alphaville have been presented as discontinued operations under Brazilian GAAP in the Company’s 2013, 2012 and 2011 consolidated statements of operations given its disposal during 2013. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statement of operations financial data for the years ended December 31, 2010 and 2009 has also been retrospectively adjusted to also reflect discontinued operations for comparability purposes. Previously reported U.S. GAAP selected financial information is not impacted by this matter as Alphaville is reflected as a component of continuing operations for all periods presented, given the Company’s significant continuing involvement in those operations via its 30% retained ownership interest.

(10)
While our financial statements and the financial information presented in this annual report have been restated to apply this change retrospectively to the comparative periods of December 31, 2012 and 2011, the operating information presented in this annual report has not been restated and reflects our percentage interest in such jointly-controlled investees as management believes it provides a better view of our operating performance.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2013 and 2012, the real depreciated by 13.2% and 8.9% against the U.S. dollar, respectively. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00, and on December 31, 2013 it was R$2.3420 per U.S.$1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended:
December 31, 2009	1.741	2.062	1.702	2.422
December 31, 2010	1.665	1.759	1.655	1.880
December 31, 2011	1.876	1.718	1.535	1.902
December 31, 2012	2.044	1.907	1.702	2.112
December 31, 2013	2.362	2.199	1.925	2.445
Month Ended:
October 2013	2.202	2.186	2.161	2.212
November 2013	2.325	2.289	2.242	2.336
December 2013	2.342	2.345	2.310	2.381
January 2014	2.426	2.386	2.333	2.439
February 2014	2.333	2.378	2.333	2.423
March 2014	2.263	2.313	2.260	2.365
April 2014 (through April 24, 2014)	2.223	2.239	2.197	2.281

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On April 24, 2014, the selling rate was R$2.223 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 24, 2014 may not be indicative of future exchange rates.

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

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo, Rio de Janeiro, Minas Gerais and Bahia, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2013, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, project financing and payables to venture partners balance, net of our cash and short term investments position) was R$1,159 million: our cash and cash equivalents and short-term investments were R$2,024 million and our total debt was R$3,183 million including obligations to venture partners of R$124 million.

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

We and the SPEs in which we participate are subject to various federal, state and municipal laws and regulations, including those relating to construction, zoning, soil use, urban regulations, environmental protection, historical sites, consumer protection and antitrust. We are required to obtain, maintain and renew on a regular basis permits, licenses and authorizations from various governmental authorities in order to carry out our projects. We strive to maintain compliance with these laws and regulations, as well as with conditions of permits, licenses and authorizations. If we are unable to achieve or maintain compliance with these laws, regulations and conditions, we could be subject to fines, project shutdowns, cancellation of licenses and revocation of authorizations or other restrictions on our ability to develop our projects, which could have an adverse impact on our business, financial condition and results of operations. In addition, our contractors and subcontractors are required to comply with various labor and environmental regulations and tax and other regulatory obligations. Because we are secondary obligors to these contractors and subcontractors, if they fail to comply with these regulations or obligations, we may be subject to penalties by the relevant regulatory bodies, and to indemnification claims from affected third parties.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure that new and stricter standards will not be passed or become applicable to us, or that stricter interpretations of existing laws and regulations will not be adopted. Furthermore, we cannot assure that any such more onerous regulations would not cause delays in our projects or that we would be able to secure the relevant permits and licenses. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly, which can adversely affect our business and the market price of our common shares or the ADSs.

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

Also, in March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida,” with an announcement in 2010 of a second phase of the program from 2011 until 2014, that aims to finance two million houses, twice as much as was financed in the first phase of the program. The program aims to reduce the housing deficit in Brazil, which as of 2010 was estimated to be 5.5 million houses. The program calls for government investment of more than R$30 billion in the first phase and more than R$72 billion during the second phase, to be made available through financing from the “CEF,” and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. During the second phase of this program, 800 thousand houses will be built for families with monthly incomes of three to ten times the minimum wage, which make up our target clients under our Tenda brand. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. Financing to the affordable entry-level segment is primarily made available through the CEF. Any changes in such financing would force us to seek new sources of financing and the availability of funds under similar conditions is limited, which would have an adverse effect on our results of operations.

We may sell portions of our landbank located in nonstrategic regions, which is in line with our future strategies. As a result, we will prepare an annual analysis for impairment of our landbank.

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. Starting in 2011, we have decided to sell a portion of our landbank and our evaluation of impairment on landbank and properties for sale resulted in provisions for impairment in the amount of R$68.5 million in 2013, R$53.8 million in 2012 and R$92.1 million in 2011.

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

Because we recognize sales revenue from our real estate properties under the percentage of completion method of accounting under Brazilian GAAP as generally adopted by construction companies and under U.S. GAAP, when we meet the conditions specified by the respective accounting standards, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

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

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional debt or equity securities. For example, in 2012, we issued R$360.0 million in subordinated indebtedness, including: (1) R$150 million in bank credit certificates, or CCBs, on September 5, 2012, (2) R$80 million in our third restricted public issuance of commercial paper in a single series in December 2012 and (3) R$130 million in

CCBs issued by Alphaville secured by a pledge of sales receivables and certain ventures. In addition, on October 31, 2012, we amended the terms of certain CCBs in the amount of R$100 million to provide additional security, including a first-priority mortgage of certain real estate ventures, a pledge of sales receivables and to adjust the payment terms of the CCB.

The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and count on secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

On October 7, 2013, we entered into a loan of the Real Estate Finance System (SFI) in the amount of R$300 million and final maturity in July 2017, guaranteed by first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these ventures to provide funds for housing projects only. This contract has restrictive covenants which trigger early redemption upon the occurrence of certain events of default. As of December 31, 2013, the Company is compliant with all of its contractual obligations.

We could face financial risks, covenant restrictions and restrictions on our ability to employ assets associated with incurring additional indebtedness, such as reducing our liquidity and access to financial markets and increasing the amount of cash flow required to service such indebtedness, or associated with issuing additional stock, such as dilution of ownership and earnings.

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

As of December 31, 2013, our total debt (loans, financing and debentures) and payables to venture partners was R$3,183 million and our short-term debt and payables to venture partners was R$1,267 million. In addition, as of December 31, 2013 our cash and cash equivalents and short-term investments available was R$2,024 million and our net debt represented 36.1% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

If we are unable to obtain waivers, a large portion of our debt could be subject to acceleration. We do not believe such occurrence to be likely; however, if it were to happen, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us.

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2013, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and other credit instruments.

We may not be successful in managing and integrating the businesses and activities Cipesa and Tenda.

We have acquired controlling stakes in two Brazilian real estate companies: (1) Cipesa Empreendimentos Imobiliários S.A., one of the leading homebuilders in the State of Alagoas; and (2) Construtora Tenda S.A., a residential homebuilder with a focus on the affordable entry-level segment. However, we may not be successful in managing and integrating these companies, which could adversely affect our business.

Failures or delays by our third party contractors may adversely affect our reputation and business and expose us to civil liability.

We engage third party contractors to provide services for our projects. Therefore, the quality of work in the construction of our real estate projects and the timely completion of these projects may depend on factors that are beyond our control, including the quality and timely delivery of building materials and the technical skills of the outsourced professionals. Such outsourcing may delay the identification of construction problems and, as a result, the correction of such problems. Any failures, delays or defects in the services provided by our third party contractors may adversely affect our reputation and relationship with our clients, which would adversely affect our business and results of operations.

We may be unable to successfully implement our strategy of reorganizing our operational organization and performance.

We intend to carry out a strategy seeking to reorganize our operational organization and promote performance. This strategy includes the implementation of a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand, and implementing a corporate culture shift within our Tenda brand focused on aligning incentives to improve project execution. As a result, we established a new operating structure organized by brand (Gafisa and Tenda) and appointed divisional executive officers responsible for the profit and loss of each business unit. This strategy is intended to pursue the goal of helping to produce more stable cash flow and contributing toward a return to sustainable growth. However, there can be no assurance that we will be able to successfully implement such strategy, and therefore we may also be unsuccessful in achieving such goals behind such strategy, which could result in a material adverse effect with respect to our business, financial condition or results of operations.

Unfavorable judicial, administrative or arbitration decisions may adversely affect us.

We currently are, and may be in the future, defendants in several judicial, administrative proceedings related to civil, labor and tax matters. We cannot assure you that we will obtain favorable decisions in such proceedings, that such proceedings will be dismissed, or that our provisions for such proceedings are sufficient in the event of an unfavorable decision. Unfavorable decisions that impede our operations, as initially planned, or that result in a claim amount that is not adequately covered by provisions in our balance sheet, may adversely affect our business and financial condition.

We may be held responsible for labor liabilities of our third party contractors.

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2013, R$55.6 million of our R$193.3 million of total labor liabilities and provisions were for such liabilities. Approximately 65% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP to IFRS.

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at the time. We elected January 1, 2009 as a transition date for full adoption of the new Brazilian GAAP as generally adopted by construction companies in Brazil, and amended certain accounting practices in the Brazilian GAAP financial statements. Our financial statements as of and for the year ended December 31, 2009 have been restated to reflect these adjustments.

With the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), since January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently these jointly-controlled investments are now accounted for through the equity method.

Under U.S. GAAP, because such investments provide substantive voting rights granted to minority shareholders, they preclude the Company from consolidating these entities. Accordingly, for purposes of U.S. GAAP these investments are also accounted for based on the equity method of accounting.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013 and 0.9% in the two month period ended February 28, 2014. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 0.55% in the one month period ended January 31, 2014. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.14% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012 and 8.1% in 2013. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

As of December 31, 2013, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$1.04 trillion as of December 31, 2013 and an average daily trading volume of US$2.26 billion for 2013. In comparison, the NYSE had a domestic market capitalization of US$16,613 trillion (excluding funds and non-U.S. companies) as of February, 2014 and an average daily trading volume of approximately US$169 billion for 2013.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 21,2% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2013. The top ten stocks in terms of trading volume accounted for 60% of all shares traded on the BM&FBOVESPA in 2013. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2013 was US$39.0 million and US$6.5 million, respectively.

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

We may need additional funds in the future, in order to expand more rapidly, develop new markets, respond to competitive pressures or make acquisitions. Any necessary additional financing may not be available on terms favorable to us. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If additional funds are raised by our issuing new equity securities existing shareholders may be diluted. See “Item 4. Information on the Company—A. History and Development of the Company.”

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.

On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our shareholders approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.31112217224 per share. Such payment was effective February 12, 2014.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of the common shares, we will not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may be satisfied in Brazilian currency only at the exchange rate, as determined by the Central Bank, in effect on the date of payment. The exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under our common shares or the ADSs.

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

The ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to our common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit the proceeds abroad unless they obtain their own certificate of foreign capital registration under the terms of Law No. 4,131/62, or unless they qualify under Resolution CMN 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges or organized over-the-counter market and benefit from the certificate of foreign capital registration managed by their authorized representatives in Brazil. See “Item 9. The Offering and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Gafisa S.A. is a corporation organized under the laws of Brazil. We were incorporated on November 12, 1996 for an indefinite term. Our registered and principal executive offices are located at Av. Nações Unidas No. 8.501, 19th floor, 05425-070, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9242, respectively.

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,000 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville (equity method investment), which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2013, approximately 38% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 51% of the value of our launches under the Alphaville brand. As fully detailed below, in 2013 we sold 70% of our controlling interest in Alphaville and retained the remaining 30% interest.

In addition, we provide construction services to third parties. In 2013, total units in our affordable entry-level housing brand, Tenda represented 12% of the value of our launches.

We currently operate in several cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2013, approximately 37.4% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

The closing of 2013 marks the completion of Gafisa’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company's exposure to unprofitable businesses and markets. This process evolved positively throughout the last two years in several fronts - including improvement in margins and cash generation, and culminated with the sale of a 70% interest in Alphaville, which unlocked significant value and contributed to a reduction in the Company's leverage, adjusting its capital structure. At the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for the upcoming years, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and more importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013. Gafisa S.A. completed the sale of a majority interest in Alphaville Urbanismo S.A. (“Alphaville”), the leading residential community development company in Brazil, to Private Equity AE Investimentos e Participações (“Fundo AE”), which has as shareholders Pátria Investimentos and Blackstone Real Estate Advisor, which was announced on June 7, 2013. The transaction values Alphaville at an equity value of R$2.0 billion. The cash sale to Pátria and Blackstone resulted in Fundo AE owning 70% of Alphaville, with Gafisa retaining the remaining 30%. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded with a sale of 50% interest by Gafisa and 20% interest by Construtora Tenda S.A. (“Tenda”), with Gafisa retaining the remaining 30% of Alphaville capital stock. After this transaction Alphaville was no longer consolidated in the financial statements of the Company since November 2013.

The Company´s results of operations reflect the results of operations of Alphaville for the period January 1 to November, 30 2013 which are presented in the line item “Results from discontinued operations”.

For the year ended December 31, 2013, the Company held two business combination transactions, as follows:

On February 27, 2013, the Company implemented a business combination through an asset swap in which the Company swapped its 50% interest in the jointly-controlled entity SPE Reserva Ecoville in exchange for a 50% controlling interest in SPE Parque Ecoville at a R$59.9 million fair value. As a result, we recorded an adjustment to inventory of R$22.6 million.

On September 12, 2013, the company implemented a business combination through which it obtained control of Manhattan Square Empreendimentos Imobiliarios Comercial 02 (“MC 02”) and Manhattan Square Empreendimentos Imobiliarios Residencial 02 (“MR 02”). These two entities were previously jointly controlled and the Company held a 50% interest in both entities. As a result of this acquisition, the company now holds a 100%

interest. The combined purchase price was R$64.7 million and was paid on September 12, 2013. As a result of this transaction, the Company allocated the amount of R$62.3 million recorded as fair value adjustment to inventory.

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

In October 2006, we entered into an agreement with Alphaville Participações S.A. to acquire 100% of Alphaville, one of the largest residential community development companies in Brazil in terms of units and square meters, focused on the identification, development and sale of high quality residential communities in the metropolitan regions throughout Brazil targeted at upper and upper-middle income families. On January 8, 2007, we successfully completed the acquisition of 60% of Alphaville’s shares for R$198.4 million, of which R$20 million was paid in cash and the remaining R$178.4 million was paid in exchange for R$6.4 million common shares of Gafisa. On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares for the total amount of R$126.5 million, through the merger of Shertis Empreendimentos e Participações S.A. or “Shertis”, which main asset were 20% of Alphaville’s shares. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis.

On March 17, 2007, we concluded our initial public offering of common shares in the United States, resulting in a public float of 78.6% of our total share capital at the conclusion of the offering. Upon completion of the offering, entities related to Equity International and GP controlled 14.2% and 7.3% of our total capital stock, respectively. In June 2007, Brazil Development Equity Investments, LLC, a company affiliated with GP, sold its remaining interest in our company (7.1% of our capital stock at the time).

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of lower and lower-middle income residential projects. On October 21, 2008, Gafisa and Tenda concluded a business combination in which FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income segment in Brazil focused on developing real estate units with an average price of less than R$200.0 thousand. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda. On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s non-controlling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa. On October 26, 2007, Gafisa acquired 70% of Cipesa Engenharia S.A., a leading homebuilder in the State of Alagoas at the time.

On October 1, 2010, Equity International sold its remaining interest in our company. As of December 31, 2013, Fundação dos Economiarios Federais (“FUNCEF”), Polo and Skagen, were the shareholders holding more than 5.0% of our shares.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock has been agreed by both parties, the number of shares that shall be issued by the Company to settle this transaction is being decided in arbitration proceedings initiated by the minority shareholders of Alphaville, according to the material fact we released on July 3, 2012. There is an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods has no significant value, since the future settlement of the derivative will be based on the fair value of Alphaville’s capital stock, no derivative asset or liability has been recorded. The future settlement to be made in cash or shares represented an amount of R$359.0 million as at December 31, 2012 and 2011. If 70,251,551 common shares of Gafisa are issued to the other shareholders of Alphaville, these shareholders will receive 13.96% of Gafisa’s total capital stock. On June 7, 2013, according to the material fact then disclosed, Gafisa entered into an agreement to sell a 70% interest in Alphaville to Blackstone and Patria and also agreed to complete the purchase of the outstanding 20% interest in Alphaville, finalizing the arbitration process.

On July 3, 2013, Gafisa completed the purchase of the outstanding 20% interest in Alphaville, belonging to Alphapar, resulting in the Company holding 100% of Alphaville’s capital stock. This transaction resulted in a temporary increase in the Company’s leverage to 126% (Net Debt/Equity) and it was financed partially through Company’ cash in addition to funding of R$250 million in June. The total disbursement was made in July in the amount of R$366.6 million.

On December 9, 2013, Gafisa announced the completion of the agreement to sell a 70% interest in Alphaville to private equity firms Blackstone and Pátria. Gafisa retained a 30% interest. The sale valued Alphaville at R$2.0 billion. The proceeds from the transaction totaled R$1.54 billion, of which R$1.25 billion was received through the sale of shares, and R$290 million was received as a dividend distributed by Alphaville.

On February 2, 2014, according to the material fact then disclosed, Gafisa´s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies.

Capital Expenditures

In 2011, we invested R$95.6 million in machinery and equipment, information technology equipment, software, project planning, technology information projects, and the refurbishment of new office facilities in Minas Gerais. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$33.2 million and R$7.9 million, respectively.

In 2012, we invested R$97.0 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$30.7 million and R$2.6 million, respectively.

In 2013, we invested R$81.0 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to software and hardware acquisitions, which amounted to R$34.1 million and R$9.8 million, respectively.

Our capital expenditures are all made in Brazil and are usually funded by financings through local debt capital markets. We currently do not have any significant capital expenditures in progress.

B.	Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. For over more than 50 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,000 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2013, approximately 38% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand, and 4.6% of our launches were derived from commercial developments under the Gafisa brand. We are also engaged in the development of land subdivisions, also known as residential communities, representing approximately 51% of the value of our launches under the Alphaville brand

(an equity method investment). In addition, we provide construction services to third parties. In 2013, approximately 11.7% of our launches were derived from our affordable entry-level brand, Tenda, under the new business model concept. We are currently operating in several cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém which represents approximately 70% of the national population and approximately 77% of the gross domestic product as of December 31, 2013. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2013, approximately 37.4% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro.

Our Markets

We are present in 113 municipalities throughout Brazil, including Abatia, Águas Lindas de Goias, Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Barbacena, Barra dos Coqueiros, Barreiro, Barueri, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Cabo Frio, Cachoeirinha, Cajamar, Camaçari, Campinas, Campo Grande, Campos dos Goytacazes, Canoas, Caruaru, Caxias, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Eusébio, Feira de Santana, Ferraz de Vasconcelos, Fortaleza, Foz do Iguaçu, Goiânia, Governador Valadares, Gramado, Gravataí, Guarujá, Guarulhos, Iguaraçu, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, Jandira, Jardim Primavera, João Pessoa, Juiz de Fora, Jundiaí, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Mauá, Mirante Campina Grande, Mogi das Cruzes, Montes Claros, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Novo Gama, Novo Hamburgo, Osasco, Paço do Lumiar, Parnamirim, Petrolina, Pinhais, Piracicaba, Poá, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão das Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Samambaia, Santa Luzia, Santana de Parnaiba, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São José dos Campos, São Leopoldo, São Luis, São Paulo, São Vicente, Sapucaia do Sul, Serra, Sete Lagoas, Sorocaba, Suzano, Taboão da Serra, Teresina, Valência, Valparaíso, Vespasiano, Vitória da Conquista and Volta Redonda.

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2013		2012		2011
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	1,292,271	44.8	1,314,041	44.5	1,401,666	39.7
Land subdivisions	1,462,087	50.6	1,343,313	45.5	1,040,071	29.5
Commercial	131,846	4.6	294,607	10.0	1,085,099	30.8
Potential sales	2,886,204	100.0	2,951,961	100.0	3,526,836	100.0

The table below sets forth our actual sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2013		2012		2011
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	603,809	40.2	753,733	43.7	885,124	40.0
Land subdivisions	857,330	57.0	894,176	51.9	706,573	32.0
Commercial	41,728	2.8	75,976	4.4	618,538	28.0
Actual sales	1,502,867	100.0	1,723,885	100.0	2,210,235	100.0

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2013	2012 (8)	2011(8)
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	1,054,359	1,338,281	1,611,510
Developments launched(2)	10	13	16
Usable area (m2)(3)	154,959	203,636	298,133
Units launched(4)	1,935	2,361	3,808
Average sales price (R$/m2)(3)	6,804	6,572	5,405
Rio de Janeiro
Potential sales value of units launched(1)	30,982	270,367	557,562
Developments launched(2)	1	2	4
Usable area (m2)(3)	4,101	33,987	134,968
Units launched(4)	63	260	1,742
Average sales price (R$/m2)(3)(5)	7,554	7,955	4,131
Other States(6)
Potential sales value of units launched(1)	-	-	(12,354)
Developments launched(2)	-	-	1
Usable area (m2)(3)	-	-	(2,898)
Units launched(4)	-	-	(70)
Average sales price (R$/m2)(3)(5)	-	-	1,716
Total Gafisa
Potential sales value of units launched(1)	1,085,341	1,608,648	2,156,718
Developments launched(2)	11	15	21
Usable area (m2)(3)	159,060	237,624	430,203
Units launched(4)	1,998	2,621	5,479
Average sales price (R$/m2)(3)(5)	6,820	6,770	5,013
Alphaville (7)
Potential sales value of units launched(1)	1,462,087	1,343,313	972,385
Developments launched(2)	18	20	12
Usable area (m2)(3)	2,620,224	2,915,627	1,655,927
Units launched(4)	6,414	6,326	3,714
Average sales price (R$/m2)(3)(5)	558	460	526
Tenda
Potential sales value of units launched(1)	338,776	-	397,733
Developments launched(2)	8	-	16
Usable area (m2)(3)	114,197	-	164,595
Units launched(4)	2,660	-	3,030
Average sales price (R$/m2)(3)(5)	2,996	-	2,416

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. For Gafisa, it includes the usable area of the projects acquired in 2010, Anauá and Igloo Alphaville.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)
Average sales price per square meter excludes the land subdivisions. Average sales price per square meter (including land subdivisions and excluding Tenda’s ventures) was R$916, R$936 and R$1,373 in 2013, 2012 and 2011, respectively.

(6)	In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another which had higher potential sales value, usable area and number of units than the new launch.

(7)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(8)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we focused our efforts back to São Paulo and Rio de Janeiro

Luxury Buildings

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

The table below sets forth our luxury building developments launched between January 1, 2011 and December 31, 2013:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2013)
Delux	2013	100	9,751	2016	44	34
Follow	2013	100	15,800	2016	240	79
Duquesa-Lorian Qd2B	2012	100	34,429	2015	130	86
Like Brooklin	2012	100	13,298	2015	146	95
ECLAT (Ferreira de Araujo)	2012	100	13,017	2015	49	76
Energy	2012	100	9,666	2015	156	94
Scena Laguna	2012	80	13,728	2015	62.5	52
Like Saúde	2012	100	14,850	2015	144	74
Scena Santana	2012	100	17,548	2015	76	48
Alpha Land	2012	100	23,005	2015	210	60
Easy Vila Romana	2011	100	61,100	2014	73	94
Riservatto	2011	100	32,553	2014	174	92

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our middle-income building developments launched between January 1, 2011 and December 31, 2013:
Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2012)
Today Santana	2013	100	11,290	2015	165	27
Go Maracá	2013	100	11,274	2016	129	47
Axis	2013	100	12,616	2016	215	31
Easy Tatuapé	2013	100	9,142	2017	144	63
Laguna Mall	2013	100	4,161	2015	63	67
Square Santo Amaro	2013	100	27,330	2016	362	31
Wide Cambuí	2013	100	19,833	2016	244	30
EQ Jardim Prudência	2013	100	10,525	2016	97	20
Square Osasco	2013	100	27,397	2017	295	75
Maraville (Ana Maria Lote A)	2012	100	16,956	2015	280	88
Colorato	2012	100	19,731	2015	192	75
Mistral	2012	100	6,837	2014	112	83
Smart Santana	2012	100	7,619	2015	84	73
Easy Maracá	2012	100	17,113	2015	147	98
Fantastique (Angá - F1)	2011	100	26,248	2014	378	79
Avant Garde	2011	100	21,020	2015	168	84
Alegria - Fase 4	2011	100	14,599	2014	139	100
Smart Vila Mascote – Lacedemonia	2011	100	10,200	2014	156	96
Alegria - Fase 5	2011	100	14,599	2014	139	99
Smart Maracá	2011	100	11,071	2014	156	100
Royal - Vila Nova São José QC1	2011	100	10,075	2013	68	89
Vision Anália Franco	2011	100	12,280	2014	200	87
Station Parada Inglesa (André Campale)	2011	100	13,224	2014	173	98
Mundi - Residencial Ceramica - Fase I	2011	100	28,749	2014	192	76

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

As a result of Tenda’s and Gafisa’s underperformance in 2011 due to high cost overruns and customer dissolutions, our management and the board of directors have undertaken widespread structural and operational changes to avert future losses and strains on the business. Tenda is now operating under a new strategy whereby pre-sales recognition and the remuneration of the sales force is based on the ability to immediately pass mortgages on to financial institutions and the number of third party construction partners has been reduced to a group that has been thoroughly vetted for quality and sustainability. The strategy also consists of a reduction in the number of launches, and in 2012, we suspended the launch of additional Tenda units. Moreover, our management has decided to focus its low- to middle-income businesses in São Paulo, Rio de Janeiro, Minas Gerais and Bahia, where it has historically, had a better supply chain structure and stronger customer demand. As part of our new organizational strategy to manage further risks, our management has assigned a chief executive for each segment pursuant to which, our former CFO, Rodrigo Osmo assumed the position as Tenda CEO during the second half of 2011.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2011 and December 31, 2013:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2013)
Novo Horizonte – Turíbio	2013	100	25,732	2014	580	99
Vila Cantuária Itaim Paulista	2013	100	17,085	2014	440	60
Itaim Paulista Life I	2013	100	9,293	2015	240	70
Residencial Germania Life - Fase 2	2013	100	12,367	2014	200	62
Verde Vida - Fase 1	2013	100	13,617	2015	340	80
Jaguará Life	2013	100	11,371	2015	260	75
Viva Mais Campo Grande (b)	2013	100	13,116	2015	300	28
Chacara Campo Limpo (c)	2013	100	11,616	2015	300	8
Parque Lumier	2011	100	4,521	2012	100	99
Araçagy F3	2011	50	19,292	2014	372	99
Parama Life	2011	100	3,876	2013	60	67
Parque Arvoredo F3	2011	100	15,490	2013	210	97
Vale Verde Cotia - Fase 7	2011	100	3,509	2013	80	76
Residencial Atenas	2011	100	10,829	2014	260	90
Vista Flamboyant F2	2011	100	7,268	2013	132	96
Cheverny F4 + F5 (a)	2011	100	14,107	2014	192	77

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest acquisition.

(a)
Phases 4 and 5 of this project were launched in 2011, however, during 2012 its project sales were suspended by the Company until phases 1 to 3 are 100% sold (as of December 31, 2012, it presents 71% of units sold). We expect to resume sales for this project in 2014.

(b)	Project was launched in November 2013.

(c)	Project was launched in December 2013.

Land Subdivisions under our Gafisa Brand

In 2001, we started developing residential land subdivisions for sale upon which residential buildings can be developed. Land subdivisions under our Gafisa brand are usually smaller than Alphaville residential communities and do not include some of the facilities available in Alphaville residential communities, such as various amenities, shopping centers and schools. We usually provide the infrastructure for a given land subdivision planning such as the electric, water and sewage systems, paved streets, and common recreational areas. Our land subdivisions are typically located in affluent suburban areas close to major highways leading to the states of São Paulo and Rio de Janeiro. A typical lot has between 250 and 1,500 square meters. Average price per square meter ranges from approximately R$150 to R$800. We target clients with monthly household incomes in excess of approximately

R$5,000 for these land subdivisions. Since 2011, our only land subdivisions project was the development project of Barra da Tijuca, in partnership with Alphaville, for which our share is 65%.

The table below sets forth our finished entry-level housing developments under Gafisa´s Brand, launched between January 1, 2011 and December 31, 2013 with percentage of units sold less than 90%.

As of December 31, 2013
Project Description	Units Sold (%)
Beach Park Living (1)	81
Riv. Ponta Negra Ed. Nice (2)	87
Pontal Beach Resort (3)	85
VP F.1 - Amadryas - Thamyris (4)	89
Fit Maceio (5)	88
Verdemar - Fase 1 (6)	83
Reserva do Bosque (7)	79
Canto dos Passaros (8)	87
Alta Vista Maceio (9)	82
Gafisa SPE-72 Emp. Imob.Ltda/PA 11 Quadra de tênis (10)	83
Jatiuca Trade Residence (11)	88
Canto dos Passaros Fase 2 (12)	44
Royal VNSJ QC1 (13)	89
API SPE 29 - Plan. e Desen/CWB 34 - Parque Ecoville Fase1 (14)	84
Manhattan Square - Soho (16)	81
Manhattan Square - Wall Street (17)	67

(1)
Beach Park Living This development was 100% completed at December 31, 2012 at which time 81% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(2)
Riv. Ponta Negra Ed. Nice This development was 100% completed at December 31, 2012 at which time 87% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)
Pontal Beach Resort This development was 100% completed at December 31, 2012 at which time 85% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)
VP F.1 - Amadryas - Thamyris This development was 100% completed at December 31, 2012 at which time 89% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)
Fit Maceio This development was 100% completed at December 31, 2010 at which time 88% of the units had been sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and expected to be concluded in 2014.

(6)
Verdemar - Fase 1 This development was 100% completed at December 31, 2012 at which time 83% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)
Reserva do Bosque This development was 100% completed at December 31, 2012 at which time 79% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)
Canto dos Passaros This development was 100% completed at December 31, 2011 at which time 87% of the units had been sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and expected to be concluded in 2014.

(9)
Alta Vista Maceio This development was 100% completed at December 31, 2011 at which time 82% of the units had been sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and expected to be concluded in 2014.

(10)
Gafisa SPE-72 Emp. Imob.Ltda/PA 11 Quadra de tênis This development was 100% completed at December 31, 2012 at which time 83% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)
Jatiuca Trade Residence This development was 100% completed at December 31, 2011 at which time 88% of the units had been sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and expected to be concluded in 2014. The remaining units would be sold

(12)
Canto dos Passaros Fase 2 This development was 100% completed at December 31, 2013 at which time only 44% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)
Royal VNSJ QC1 This development was 100% completed at December 31, 2013 at which time 89% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)
API SPE 29 - Plan. e Desen/CWB 34 - Parque Ecoville Fase1 This development was 100% completed at December 31, 2013 at which time 84% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)
Manhattan Square - Soho This development was 100% completed at December 31, 2013 at which time 81% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(17)
Manhattan Square - Wall Street This development was 100% completed at December 31, 2013 at which time 67% of the units had been sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our developments for impairment and we identified cases of impairment for Espaço Alpha, Parque Barueri Condominio Club, Verdemar Fase 2, Secret Garden, Quintas do Pontal and Altavista Fase 2 and impairment provisions have been recorded.

Land Subdivisions under Alphaville Brand

As set forth in item “4. Information on the Company—A.History and Development of the Company”, we completed the sale of a controlling interest in Alphaville, on December 9, 2013. As a result, Alphaville was no longer consolidated in the financial statements of the Company since then. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

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

Whenever Alphaville develops a new community, it is provided all the basic civil works for supporting the construction on the lots, such as electrical, telephone and data communications cabling, hydraulic (water and sewer) mains and treatment facilities, landscaping and gardening, lighting and paving of the streets and driveways and security fencing. In most Alphaville communities, there is also the building of a social and sports club for the residents, with soccer, golf and tennis fields, jogging and bicycle tracks, saunas, swimming pools, ballrooms, restaurants and bars, and other facilities. In addition, most Alphaville projects have a shopping center where residents can shop for clothes and groceries. Additionally, whenever Alpaville develops a new community far from large urban centers, it seeks to assist in establishing schools near the community by forming partnerships with renowned educational institutions. Throughout Alphaville communities, it also seeks to stimulate the local economy by drawing new businesses to that area.

Alphaville believes that the maintenance of a development’s quality is essential. For this reason, it is imposed on every Alphaville community a series of building and occupancy standards that are more rigorous than those required by applicable local legislation. Every Alphaville community has an Alphaville association formed by us before delivery of the community starts, and is funded by maintenance fees paid by the residents. The purpose of the association is to allow community involvement in the management and maintenance of the premises and to ensure orderly and harmonious relationships among the residents.

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

The table below sets forth our residential communities launched between January 1, 2011 and December 31, 2013:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year	Number of Units(2)	As of December 31, 2013 Units Sold (%)
Alphaville Castello	2013	69	80,475	2015	222	92%
Terras Alphaville Maricá 2	2013	47	107,594	2014	596	68%
Terras Alphaville Ponta Grossa	2013	77	183,413	2014	742	91%
Terras Alphaville Vitória da ConquistaF2	2013	75	158,001	2014	565	27%
Terras Alphaville Sergipe F2	2013	88	168,129	2014	614	40%
Alphaville Feira de Santana F2	2013	72	172,713	2015	545	8%
Alphaville Ribeirão Preto F3	2013	60	193,058	2015	584	17%
Terras Alphaville Camaçari F2	2013	74	141,955	2015	616	85%
Alphaville Volta Redonda	2013	72	133,286	2015	427	97%
Terras Alphaville Dourados	2013	74	152,007	2015	604	54%
Alphaville Anápolis	2013	67	106,165	2015	336	93%
Terras Alphaville Linhares	2013	46	111,547	2015	576	24%
Terras Alphaville Belém 3	2013	71	251,819	2015	976	15%
Alphaville Dias Branco	2013	59	293,897	2015	1020	74%
Alphaville Litoral Norte 3	2013	68	145,443	2015	434	58%
Alphaville Nova Esplanada F4	2013	30	68,216	2015	473	71%
Alphaville D. Pedro 2	2013	58	75,803	2015	265	91%
Alphaville D. Pedro 3	2013	58	76,704	2015	233	91%
Alphaville Juiz de Fora (i)	2012	65	350,649	2014	564	69%
Alphaville Sergipe	2012	74	257,565	2014	693	97%
Alphaville Mossoró F2 (a)	2012	52	33,764	2013	170	62%
Terras Alphaville Anápolis	2012	73	169,15	2013	601	100%
Alphaville Minas Gerais	2012	61	186,336	2014	557	96%
Alphaville Brasília Residencial 2 (b)	2012	47	95,044	2014	426	15%
Brasília Alpha Mall(h)	2012	50	5,740	2014	26	4%
Terras Alphaville Sergipe	2012	88	151,033	2014	546	98%
Nova Esplanada 3	2012	30	94,806	2014	660	99%
Terras Alphaville Teresina (c)	2012	79	296,627	2014	1075	94%
Alphaville Pelotas (d)	2012	74	183,370	2014	577	22%
Alphaville Porto Velho (e)	2012	76	73,126	2013	215	41%
Terras Alphaville Vitória da Conquista	2012	75	160,195	2014	547	95%
Terras Alphaville Resende F2	2012	76	129,818	2014	414	100%
Alphaville Juiz de Fora 2 (g)	2012	65	99,646	2014	305	64%
Alphaville Campo Grande 3	2012	64	152,549	2014	608	98%
Alphaville Araçatuba (e)	2012	42	92,722	2014	427	48%
Alphaville Bauru	2012	65	155,335	2014	467	97%

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year	Number of Units(2)	As of December 31, 2013 Units Sold (%)
Terras Alphaville Camaçari	2012	74	139,819	2014	634	99%
Alphaville Pernambuco F2	2011	70	340,288	2013	602	92%
Alphaville Manaus F3	2011	100	120,242	2013	249	99%
Alphaville Feira de Santana	2011	72	211,820	2013	422	93%
Alphaville Campina Grande F2	2011	53	68,941	2011	158	54%
Barra da Tijuca	2011	35	51,360	2012(h)	75	100%
Petrolina F2(f)	2011	76	117,365	2012(h)	377	47%
São José dos Campos F1 + F2	2011	57	559,766	2014	1,009	99%
Terras Alpha Maricá	2011	48	243,213	2013	615	98%
Terras Alpha Resende	2011	77	183,093	2013	419	100%
Alphaville Campo Grande F2	2011	66	233,539	2012(h)	594	100%
Alphaville Pernambuco	2011	83	323,525	2013	551	96%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

(a)	Project launched in June 2012. Our selling forecasts indicate the remaining units will be sold within a short period of time (within two years).

(b)
Project launched in August 2012. It refers to the 2nd phase of the development in a new market. We are developing other projects in this area to strengthen this market region and therefore to increase this project demand.

(c)	Project launched in October 2012. Our selling forecasts indicate the remaining units will be sold within a short period of time (within two years).

(d)	Project launched in November 2012. This project is located in a new market area with a lower sales velocity.

(e)	Project launched in December 2012 Our selling forecasts indicate the remaining units will be sold within a short period of time (within two years).

(f)
Project launched in September 2011, its low % of units sold is mainly due to a lower sales velocity in this market. Our selling forecasts indicate the remaining units will be sold within a short period of time (within two years).

(g)
Project launched in September 2012. It refers to a pilot project of small retail stores. Our selling forecasts indicate the remaining units will be sold within a short period of time (within two years).

(h)	Project delivered.

(i)	Project launched in September 2012, its low % of units sold is mainly due to a lower sales velocity in this market. The sale of this inventory units are on schedule.

We have evaluated impairment for all of our residential community developments and have identified no impairment for any of our properties for sale and no impairment provisions have been recorded.

The table below sets forth our finished entry-level housing developments under Tenda´s Brand, launched between January 1, 2011 and December 31, 2013 with less than 90% of units sold.

Project Description	As of December 31, 2013 Units Sold (%)
Residencial Cordoba (1)	62
Residencial Portal de Valenca (2)	36
Res Figueiredo II (3)	86
Res Parque das Aroeiras Life (4)	89

Project Description	As of December 31, 2013 Units Sold (%)
Residencial Morada de Ferraz (5)	78
Arsenal Life II (6)	87
Res Santo Andre Life I (7)	87
Res Parque Lousa (8)	79
Aeroclube B (9)	83
Fit 16 SPE Emp. Imob./Mirante do Lago F1 (10)	75
Fit 16 SPE Emp. Imob./Mirante do Lago F2 (11)	47
Res Napoli I (12)	65
Parque Baviera Life F3 (13)	80
Residencial Villaggio do Jockey (14)	50
Fit SPE 10 Emp. Imob./Fit Mirante do Parque. (15)	83
Fit 25 SPE Emp. Imob./Icoaraci (16)	79
Fit 31 SPE Emp. Imob./Fit Giardino (17)	28
Fit 32 SPE Emp. Imob./Vista Flamboyant (18)	73
Fit 32 SPE Emp. Imob./Vista Flamboyant F2 (19)	77
Fit 26 SPE Emp. Imob./Parque Arvoredo - F1 (20)	88
Fit 26 SPE Emp. Imob./Cassol F2 A (21)	87
Fit 26 SPE Emp. Imob./Cassol F2 B (22)	83
Res Brisa do Parque III (23)	86
Citta Ville SPE e Im Ltda/Vila Allegro (24)	78
Bosque dos Pinheiros Life (25)	88
Residencial Michelangelo (26)	88
Positano Garden II (27)	75
Positano Garden IV (28)	75
Fit Roland Garros Emp./Fit Jacana (29)	81

(1)
Residencial Cordoba This development was previously completed and has 62% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold until 2015.

(2)
Residencial Portal de Valenca This development was previously completed and has 36% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold until 2015.

(3)
Residencial Figueiredo II This development was previously completed and has 86% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)
Residencial Parque das Aroeiras Life This development was previously completed and has 89% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)
Residencial Morada de Ferraz This development was previously completed and has 78% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)
Arsenal Life II This development was previously completed and has 87% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)
Res Santo Andre Life I This development was previously completed and has 87% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)
Res Parque Lousa This development was previously completed and has 79% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)
Aeroclube B This development was previously completed and has 83% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)
Fit 16 SPE Emp. Imob./Mirante do Lago F1 This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)
Fit 16 SPE Emp. Imob./Mirante do Lago F2 This development was previously completed and has 47% of its units sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and the remaining units will be sold within a short time of period.

(12)
Res Napoli I This development was previously completed and has 65% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold units in 2014.

(13)
Pq Baviera Life F3 This development was previously completed and has 80% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)
Residencial Villaggio do Jockey This development was previously completed and has 50% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold units in 2014.

(15)
Fit SPE 10 Emp. Imob./Fit Mirante do Pq. This development was previously completed and has 83% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)
Fit 25 SPE Emp. Imob./Icoaraci This development was previously completed and has 79% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(17)
Fit 31 SPE Emp. Imob./Fit Giardino This development was previously completed and has 28% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold units until 2015.

(18)
Fit 32 SPE Emp. Imob./Vista Flamboyant This development was previously completed and has 73% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(19)
Fit 32 SPE Emp. Imob./Vista Flamboyant F2 This development was previously completed and has 77% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(20)
Fit 26 SPE Emp. Imob./Parque Arvoredo - F1 This development was previously completed and has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(21)
Fit 26 Spe Emp. Imob./Cassol F2 A This development was previously completed and has 87% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(22)
Fit 26 SPE Emp. Imob./Cassol F2 B This development was previously completed and has 83% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(23)
Res Brisa do Parque III This development was previously completed and has 86% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(24)
Citta Ville SPE e Im Ltda/Vila Allegro This development was previously completed and has 78% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(25)
Bosque dos Pinheiros Life This development was previously completed and has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(26)
Residencial Michelangelo This development was previously completed and has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(27)
Positano Garden II This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(28)
Positano Garden IV This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(29)
Fit Roland Garros Emp./Fit Jacana This development was previously completed and has 81% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our developments for impairment and we identified cases of impairment for these projects and impairment provisions have been recorded:

•   Res Pedra Bela

•   Res Reserva dos Passaros f2

•   Res Villa Esplendore

•   Res Villa Verde.

•   Res Jardim Girassol ii F1

•   Res Jardim Girassol ii F2

•   Res Engenhos de Nova Cintra F1

•   Res Curuca F1

•   Cond Res Cube Garden.

•   Bairro Novo Cotia ii

•   Fit Jacanã

•   Lago dos Patos

•   Novo Horizonte - cond

•   Arsenal Life ii

•   Pendotiba Life

•   Duo Valverde

•   Portal do Sol Life I

•   Res Santa Luzia Life

•   Res Betim Life

•   Res Portal de Valenca Garden

•   Fit Coqueiro ii

•   Icoaraci

•   Res Santa Luzia Life

Commercial Buildings

In 2011, we launched seven commercial buildings: Comercial Icon, Target – Comercial Capenha, Network Business Tower Phase 1, Network Business Tower Phase 2, Americas Avenue Consolidado, Golden Office and AlphaGreen.

In 2012, we launched two commercial buildings: SAO Square - Way and SAO Square – Gafisa.

In 2013, we launched two commercial buildings: Axis Business Tower and Laguna Mall.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our main construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2013, our main construction services clients were Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda and KINO Empreendimento Imobiliário SPE S.A. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2011 and December 31, 2013:

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

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2011 and December 31, 2013:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Adamas	2013	50	GTIS Partners	Residential
Costa Araçagy	2011	60	Franere	Residential
Target	2011	60	Comasa/Polo	Commercial

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

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2013, our development-client database was comprised of more than 125,500 individuals. We currently have approximately 75,000 active clients.

Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2012 our main construction services clients were Fibra Empreendimentos Imobiliários S.A., Helbor LM Investimentos Imobiliários Ltda., Incons Champagnat Empreendimento Imobiliário SPE Ltda., Incons Curitiba Empreendimento Imobiliário SPE Ltda., MBigucci Villa Reggio Empreendimentos Imobiliários Ltda., SDI Desenvolvimento Imobiliário Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda. Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda and KINO Empreendimento Imobiliário SPE S.A. We also provide construction services to certain developments where we retain an equity interest. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

As of December 31, 2013, we had an inventory of 153 land parcels in which we estimate we could develop a total of 121,404 residential units with a sales value of R$25.8 billion, of which 37.0% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development.

	Gafisa		Alphaville (2)		Tenda
	Future Sales (% Gafisa)(1)	% Bartered	Future Sales (% Alphaville)	% Bartered	Future Sales (% Gafisa)	% Bartered
	(in thousands of reais)		(in thousands of reais)		(in thousands of reais)
São Paulo	4,867,242	27.4%	2,291,833	100%	310,942	14.7%
Rio de Janeiro	1,610,940	69.5%	1,478,282	100%	83,660	-
Other states	-	-	13,151,151	100%	2,033,002	29.3%
Total	6,478,182	38.5%	16,921,266	100%	2,427,604	25.8

(1)	Information reflects our interest.
(2)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 16 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 80 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing intelligence team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities. Gafisa Vendas was created as our internal sales division and it currently consists of 583 independent Gafisa Vendas brokers, 32 sales consultants and 7 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2011, Gafisa Vendas was responsible for approximately 34% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2012, Gafisa Vendas was responsible for approximately 47% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2013, Gafisa Vendas was responsible for approximately 51% and 45% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

Alphaville has also been successful in its sales and marketing efforts. For example, in Campinas, Alphaville D. Pedro II & III development sold all the 498 lots in just a few hours on the first day; in Volta Redonda, Rio de Janeiro, the sales team needed only three hours to sell all of its residential lots; in Fortaleza, Ceará, 90% of the Alphaville lots were sold during the first day of launch, and Alphaville Anápolis in Goiás, 100% were sold in just a few hours in the same day of their launch.

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

Tenda’s sales and marketing efforts are coordinated through 15 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida”, including the process of obtaining a mortgage through the CEF and BB. Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 28,000 calls and 15,000 chats per month and results in over 4,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

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

The reviews focus on identifying problems in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9002 by Fundação Bureau Veritas, from Universidade de São Paulo. In 2007, we received a certification from Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities. In addition, the Eldorado Business Tower building was certified as a Green Building, category Platinum, by the U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting and pollution control and recycling. Eldorado Business Tower was the first building in Latin America to achieve this category.

We invest in technology. Our research and development costs amounted to R$1.0 million in each of 2013 and 2012 and R$2.9 million in 2011. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we provide for each type of our developments as of December 31, 2013:

Sales Term	Luxury	Middle Income	Affordable Entry-Level(1)	Land Subdivisions (2)
Mortgage lending (delivery)	77%	84%	-	-
Caixa Econômica Federal	-	-	100%	-
Gafisa 36 months	22%	15%	-	45%
Gafisa 60 months	-	-	-	-
Gafisa 120 months	1%	1%	-	55%

(1)	Includes Tenda developments. We do not provide any customer financing for these developments.

(2)	Includes both Gafisa and Alphaville land subdivisions.

Mortgages. In 2013, 84% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

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

Mortgage financing for Tenda’s developments primarily comes from CEF. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF assumes the credit risk of each customer. Additionally, Tenda is currently working with certain private banks in addition to the CEF to provide financing for homebuyers with monthly income between three and seven times the Brazilian minimum wage which was approximately R$678,00 as of December 31, 2013 with similar terms as the financing provided by the CEF.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On February 28, 2014, our clients’ default level was 6.73% of our accounts receivable for Gafisa, 12.52% for Tenda and 2.76% for Alphaville.

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

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 56% in February, 2014. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5”.

Operating and Financial Review and Prospects—A. “Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s default level breakdown by segment, as of December 31, 2013:

	Gafisa	Alphaville(1)	Tenda
Default level by segment	5.13%	2.24%	15.57%

(1)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

Cancelation of sales contracts. Gafisa and Tenda sales contracts are irrevocable under Brazilian law. That means that a customer does not have the unilateral ability to terminate a contract once it is executed, nor does the customer have an ability to require a refund of amounts previously paid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we may at our option either force compliance through the Brazilian courts, or agree to a “default” by the customer. Should we agree at our sole discretion to refund part of the amounts paid to the defaulting party, we will normally apply the penalty set forth in the contract.

In the event either we or the customer do not agree to enter into a commercial negotiation following a customer default there are two courses of action available:

(1) the first option is that we may seek to enforce the agreement in Court to collect the amount outstanding and effectively transfer ownership of the unit to the buyer; or

(2) as provided in the contract and contemplated in Brazilian law we have the right to force the unit to be auctioned. When the unit is purchased in auction by a third party the proceeds from the auction are used in part to settle in full (including interest and penalties for late payments) the amount owed by the customer to Gafisa and the remaining balance is paid to the customer. When no third party is willing to acquire the unit in the auction, the title to the unit returns to Gafisa or Tenda without any disbursement, except for the auctioneers fees. Provisions in the Gafisa contract indicate that when such auction occurs it is without prejudice of the penalties set forth in this contract (meaning that the penalty provisions survive). Upon consultation, our legal counsel advised us that the customer has a right to request that amounts paid by him be returned after the contractual “penalty” has been deducted.

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

	As of December 31, 2013		As of December 31, 2012(3)		As of December 31, 2011 (3)
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	3,671	1,416,939	4,031	2,040,575	5,871	2,530,372
Volume/Sales value of terminations	(1,292)	(455,738)	(1,074)	(441,047)	(753)	(350,284)
Percentage	35.2%	32.1%	26.6%	21.6%	12.8%	13.8%
Sales value, net of termination	2,379	961,201	2,957	1,599,528	5,118	2,180,088
Tenda
Contracted sales	8.292	1,089,301	9,990	1,175,733	15,725	1,737,721
Volume/Sales value of terminations(1)	(4,278)	(598,897)	(10,852)	(1,250,051)	(14,284)	(1,407,511)
Percentage(1)	51.6%	55.0%	108.6%	106.3%	90.8%	81.0%
Sales value net of terminations	4,014	490,403	(862)	(74,318)	1,441	330,210
Alphaville (2)
Contracted sales	7,955	1,295,260	5,654	1,293,526	3,584	910,425
Volume/Sales value of terminations	(1,307)	(233,005)	(591)	(185,633)	(299)	(68,435)
Percentage	16.4%	18.0%	10.5%	14.4%	8.3%	7.5%
Sales value net of termination	6,648	1,062,260	5,063	1,107,893	3,285	841,991
Total sales value net of termination	13,041	2,513,860	7,158	2,633,103	9,844	3,352,289

(1)
After a detailed analysis of Tenda receivables portfolio, we identified clients who no longer qualified for the mortgage because their contracts had terminated. In 2013, we had R$419 million in sales value of termination and R$1.2 billion in 2012. As of the fourth quarter of 2011, we adopted a new sales policy for Tenda units to avoid contract terminations. The new terms of the contracts increased security in the client’s transfer of their contracts to financial agents. This change led to a longer time period for new sales and for resale of units under contracts entered into during that period.

(2)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 41% of our total costs of development, aside from land, the only raw material that represents more than approximately 5.1% of our total costs is steel. Prices of some raw materials have significantly increased over the last two years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 22.7% during the three year period ended December 31, 2013. During that same period, the IGP-M increased 18.4%, resulting in an increase in unit prices. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Supermix Concreto S.A., Intercement Brasil S.A., Ibrap Industria Brasileira de Alumínio and Elevadores Atlas Schindler S. A., In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

•	relationship events to engage the customer with the “Gafisa Viver Bem” program, like the “Open House” (inauguration party in the unit) and the “House UP” (refurbish one room of the unit);

•	the development of the “ Alphaville Viver a Vida” web portal, through which our customers have easy and fast and easy access to all financial services related to Alphaville; and

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

Alphaville also promotes several Relationship Programs during the construction period, for example:

“Plantando Raízes”, customers and their families are invited by Alphaville Foundation to plant a seed which will become the family’s trees;

 In "Visita Monitorada" customers are invited to visit and follow the progress of the Alphaville construction which include a presentation of the engineering team on the construction status;

Next construction’s delivery, owners of lots and their architects are invited to a presentation given by Alphaville on project design, tips on hiring professionals in the industry, as well as the construction regulations;

“Test Life” - customers and their families enjoy a day at the club house, promoting the use of the common areas, such as the club, courts and swimming pool;

“Alphaville Clubes – Lazer Brasil,” membership entitles the use of all Alphaville health and fitness clubs throughout the country; and

Alphaville’s website-news, on our Alphaville communities documents and information related to each developments are posted.

In 2014, we plan to continue to engage with our customers by creating positive experiences with the brand Gafisa.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2013	2012	2011
	(Launches in R$ million)
Local market	32,367	28,288	30,311
Gafisa(2)	1,125	1,306	2,227
Gafisa’s market share	3.5%	4.6%	7.3%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2013	2012	2011
	(Launches in R$ million)
Local market	12,590	12,252	11,544
Gafisa(2)	51,534	347	962
Gafisa’s market share	0.4%	2.8%	8.3%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such periods.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2013, we had 222 subsidiaries and 85 jointly-controlled entities under operations, all of such subsidiaries and jointly-controlled entities are incorporated as special purpose entities and headquartered in Brazil. Our subsidiaries and jointly-controlled entities operate exclusively in the real estate sector.

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

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 103 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between April 2014 and April 2021. We will seek to renew our domain names expiring in 2014, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Itaú Unibanco Seguros, ACE Seguradora S.A., Zurich Brasil Seguros S.A., Chubb do Brasil Companhia de Seguros, Caixa Seguradora and J. Malluceli Seguros S.A., with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or “FGTS,” and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The CEF is the agency responsible for managing the funds deposited in the FGTS. In order to be eligible for the financing, the beneficiary must purchase a completed unit or unit under construction priced at up to R$750,000 (price applicable to the States of Rio de Janeiro, São Paulo, Minas Gerais and Distrito Federal) or R$650,000 (price applicable to other Brazilian States). In addition, the beneficiary shall (1) not own or be the committed purchaser of any residential real estate financed by the SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

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

CMN Resolution No. 3,932/2010 provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is 80% of the appraisal price of the property, as a general rule; (2) the maximum appraisal price for the financed unit is R$750,000 (applicable to the States of Rio de Janeiro, São Paulo, Minas Gerais and Distrito Federal) or R$650,000 (applicable to other Brazilian States); (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance, may not exceed 12% per year; and (4) the borrower is responsible for the potential outstanding balance verified at the end of the financing term, (such term might be extended by half of the initial term).

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; (2) a conditional sale over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, Law No. 11,076 of December 30, 2004, Law No. 11,481 of May 31, 2007. Law No. 12,703 of August 07, 2012 and Law No. 12,810 of May 15, 2013 (“Law No. 9,514”); or (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property owned by the borrower or by a third party; or (4) other guarantees, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

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

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) cancellation of payment to the Central Bank of funds not invested in real estate financing in January, February and March; (2) creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that have capacity for more real estate credits; (3) review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; and (4) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines,(5) in 2013 increase of the operating limits of the SFH to units with a maximum sales price of R$750,000 These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012 created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 of June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$80,000 and R$170,000. Law No. 12,686 enacted on October 15, 2013, released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months.

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

Environmental Issues

We are subject to a variety of Brazilian federal, state and local laws and regulations concerning the protection of the environment, as well as urban regulations and zoning restrictions, as described below. Applicable environmental laws may vary according to the development’s location, the site’s environmental conditions and the present and former uses of the site. Compliance with these environmental laws may result in delays, cause us to incur in substantial costs, and prohibit or severely restrict project development. Before we purchase any real estate, we conduct investigations of all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, as well as any inadequately disposed waste substances. During the investigations we also identify the existence of water wells and protected vegetation, observing the proximity of the real estate property to permanent preservation areas. We generally condition the real estate property acquisitions on obtaining the required regulatory approvals prior to closing.

We have adopted certain practices to further our commitment to environmental protection and landscape development. Through our Selective Collection Project, we have partnered in environmental education initiatives with private and governmental entities, including non-governmental organizations. We provide training to all of our outsourced workers (before we begin work on any particular project), that focuses on the importance of preserving the environment and how to effectively collect, store and control materials for recycling. Alphaville was given the “ECO Award” in 2006 and 2007 (by the American Chamber of Commerce), the “Top Ambiental Award” (Top Environmental Award) in 2007 and 2008 (by the Brazilian Association of Marketing and Sales Agents, in recognition for its environmentally responsible practices) and the “Top Social Award” in 2008 and 2009 (by the Brazilian Association of Marketing and Sales Agents, in recognition for its socially responsible practices). Our Eldorado Business Tower building is the first building in Latin American, to be pre-certified by the U.S. Green Building Council as a Leed CS 2.0 Platinum building for leadership in energy and environmental design.

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

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. In addition to environmental licenses and permits, Brazilian legislation requires specific environmental authorizations for the development of projects, based on the characteristics of the project, its location and the natural features inherent to the area. The development of projects that require the cutting trees or removing vegetation must receive specific authorizations from environmental agencies. Companies that apply for an authorization for vegetation removal are required to perform the reforestation of other areas as a compensatory measure, such as reforestation or to repair the affected areas, which may imply additional expenses. Brazilian legislation also requires special protections for certain specific types of flora and areas with special ecological purpose, imposing additional legal requirements to removal of such vegetation.

The removal of vegetation without proper and valid authorization, or non-compliance with the authorization requirements, may subject the transgressor to civil liability (in case environmental damage occurs), administrative sanctions (such as fines) and, according to specific circumstances, criminal liability (of individuals and/or companies), pursuant to Federal Law No. 9,605/98.

The licensing of projects with relevant environmental impacts located in a conservation unit or within its buffer zone will depend on prior authorization from the conservation unit’s managing office. In addition, the development of projects that require water abstraction from bodies of water or groundwater, as well as the discharge of effluents into water bodies, are subject to specific water use grants, to be issued by the relevant authorities. Water use grants are subject to certain conditions and technical requirements, including maximum capacity requirements and effluent treatment standards.

Waste disposal

Brazilian legislation relies on several standards and procedures for waste management. All waste must be properly stored, treated, transported and disposed of, in order to avoid the occurrence of environmental damages – and as a result, environmental liability.

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

Contaminated areas

We develop and construct projects in several states within Brazil. Each state has its Environmental Secretary and/or Environmental Agency. The São Paulo State Secretary of Environment (Secretaria de Estado do Meio Ambiente de São Paulo), or the “SMA,” and the State Environmental Agency of São Paulo (Companhia Ambiental do Estado de São Paulo), or “CETESB,” are the principal environmental regulatory entities of the State of São Paulo, and they have adopted procedures with regard to the management of contaminated areas, including the creation of environmental standards to preserve the quality of land and underground water, as well as procedures to be complied with if contamination is confirmed. The standards established by CETESB are used as reference by most Brazilian states that have no specific regulation on contaminated land management.

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

If contaminated areas are identified in the development of our projects, we must provide proper disclosure to environmental authorities and registration before real estate property records. Given the strict liability regime, we may be required to proceed with the remedial actions deemed necessary by environmental agencies in order to comply with technical standards set forth for each kind of project, even if we have not caused the contamination, and may result in delays for the project development’s completion. Prior approval from environmental agencies before engaging in remedial actions may be necessary. All emergency actions to prevent and mitigate risks to the environment and public health, if required, must be adopted promptly and at our expense.

Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative penalties. Moreover, the owners of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater located in their properties, even if they did not cause the contamination.

If there are contaminated areas in the properties where our projects will be developed, this must be disclosed to our clients.

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

Criminal liability is personal, arising directly from the unlawful conduct of the agent, with the crimes necessarily being specifically addressed in the law. Brazilian law allows criminal liability to be assigned to individual persons as well as corporate entities. When liability is assigned to the latter, the individual persons taking the decision that resulted in the criminal conduct (such as directors, officers, administrators, board members, members of technical entities, auditors, managers, agents or representatives) may also be penalized to the extent of their culpability. Moreover, Brazilian environmental legislation determines that the corporate veil may be pierced whenever the veil is considered to be an obstacle to recovery for environmental damages. As a result the controlling legal entity can be found liable despite a limited liability legal status.

Although administrative and criminal liability require a direct connection with the action or omission that resulted in breach of environmental legislation or environmental damage, financial penalties may be imposed may pierce the corporate veil under the disregard of legal entity doctrine. Article 4 of Federal Law No. 9,605/1998 expressly provides for the possibility of piercing the corporate veil if necessary for the recovery or compensation of environmental damages.

C.	Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, including our now affiliate Alphaville, all of them incorporated in Brazil, as of December 31, 2013:

(*) At December 31, 2012 we held 80% of this entity and 30% at December 31, 2013.

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D.	Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. We also lease our branch office located at Av. Dr. Marcos Penteado de Ulhôa Rodrigues, 939, 11th floor – Jatobá Tower,  Barueri, SP — Brazil. Currently, we and our main subsidiaries leased approximately 16,094 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2013, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$36.4 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

In 2010, we retrospectively applied new Brazilian GAAP accounting pronouncements (new CPCs) as from January 1, 2009. All periods presented from January 1, 2009 reflect such new accounting practices. The financial statements for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The new Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2013, 2012, 2011 and 2010 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. On December 9, 2013, we completed the sale of a majority interest in Alphaville to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was previously announced on June 7, 2013. All conditions precedent to the completion of the transaction were met, including governmental approval. The transaction was concluded with a sale of 50% interest by Gafisa and 20% interest by Tenda, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, since November 30, 2013, Alphaville results are no longer consolidated in our financial statements.

The Company´s results of operations contain the results of operations of Alphaville for the period January 1 to November, 30 2013 which are presented in the line item “Results from discontinued operations”.

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

At the end of 2010 and in the beginning of 2011, the Central Bank began implementing more restrictive monetary policies as a precaution against unsustainable economic growth. In the second half of 2011, with growing uncertainty in economic conditions, due in part to ongoing volatility in global financial markets, particularly in Europe, the Central Bank began to implement an easing process. As of December 31, 2011, the Central Bank had set the basic interest rate at 11% and the real depreciated by 12.6% relative to the U.S. dollar in 2011. As of December 31, 2011, the real/U.S. dollar exchange rate was R$1.87 per US$1.00. During this period, inflation according to the INPC was 6.50%.

By the second half of 2011, the Brazilian economy faced growing uncertainty and economic conditions began to deteriorate, due in part to ongoing volatility in global financial markets, particularly in Europe. In order to avoid a contraction in economic growth, the Central Bank began to implement easing measures combining macroeconomic policies and interest rate decreases in order to stimulate demand.

As of December 31, 2012, the Central Bank had set the basic interest rate (SELIC) at 7.25%. As a result, the real depreciated 8.8% relative to the U.S. dollar in 2012. As of December 31, 2012, the real/U.S. dollar exchange rate was R$2.048 per US$1.00. During this period, inflation according to the IPCA was 5.8%.

As of December 31, 2013, the Central Bank set the basic interest rate (SELIC) at 10%. As a result, the real depreciated 13.2% relative to the U.S. dollar in 2013. As of December 31, 2013, the real/U.S. dollar exchange rate was R$2.3575 per US$1.00. During this period, inflation according to the IPCA was 5.9%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2013		2012		2011
	(%, unless otherwise stated)
Real growth in GDP		n/a		0.9		3.7
Inflation rate (INPC)(1)		5.5		5.1		6.5
Inflation rate (IGP—M)(2)		5.5		7.8		5.1
National Construction Cost Index (INCC)(3)		8.1		7.1		7.3
TJLP rate(4)		5.0		5.5		6.0
CDI rate(5)		8.1		8.4		11.6
Appreciation (devaluation) of the real vs. US$		(13.2)		9.9		12.6
Exchange rate (closing) — US$1.00	R$	2.35	R$	2.05	R$	1.87
Exchange rate (average)(6) — US$1.00	R$	2.18	R$	1.96	R$	1.84

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

•
Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011 confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments; and

•
Law No. 12,686 enacted on October 15, 2013, which released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months.

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

In this sense, we set forth below summarized information related to our critical accounting policies. See the note 2.2 to our consolidated financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We annually review the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2013, the Company has recorded a provision for impairment for land and goodwill related to the Cipesa acquisition.

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

The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2014 and 2018 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the years ended December 31, 2010 and 2009. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operation conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale.

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

Provisions for legal claims

We recognize a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case laws, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process of estimating them. The Company reviews its estimates and assumptions at least annually.

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

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which taxable profit is calculated as a percentage of gross sales. For these companies, income tax is calculated on presumed profits of 8% of gross revenues and social contribution on presumed profits of 12% on gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

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

Deferred income tax and social contribution

Deferred tax is recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. It is recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that estimate their full or partial use. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions. Tax credits on accumulated tax losses do not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime do not record tax losses and do not have temporary differences, and for this reason, deferred taxes are not recognized.

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

•
Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, and relate to the same legal entity, are recorded up to the limit of the deferred tax liabilities; and

•
In situations where recent losses indicate that future taxable income is uncertain, deferred tax assets are not recognized on deductible temporary differences in excess of deferred tax liabilities recorded on taxable temporary difference liabilities nor is an asset recognized for the carry forward of unused tax losses.

Provision for non-recognition of the deferred tax asset balance

Our projections assume that a significant portion of our business will be conducted in our principal holding companies, and this enables the recovery of a substantial portion of our accumulated tax losses.

However, several external factors, beyond our control, may affect such tax calculations, in addition to possible requirements to segregate ventures in their own development entities (SPEs, for example) to a greater extent than we intend. There is also the possibility that taxation rulings relating to new ventures or even ventures that have already been developed within the principal holding companies, may require the exclusion of such businesses and for such businesses to file their own tax returns separate from that of the Company.

A reduction in the concentration of projects in holding companies with tax losses carried forward may, therefore, compromise the expected recovery of losses carried forward, which is the reason we partially recognized a deferred income tax asset.

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

•
Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of accounts receivable, are appropriated to the income statement on a pro rata basis using the accruals basis of accounting;

•
The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction;

•
The taxes due on the difference between real estate revenues recognized for accounting purposes and those revenues subject to tax are calculated and recognized when the difference in revenues is recognized; and

•	Advertising and publicity expenses are recorded in the consolidated income statement as accrual basis.

Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services.

Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of apartments. The value of land acquired by the Company is calculated based on the fair value of real estate units to be delivered. The fair value of the land is recorded as a component of inventories of properties for sale against advances from customers, at the time the income from the respective venture is initially recognized. Revenues and costs incurred from barter transactions are appropriated to the statement of operations over the course of construction period of the projects, as described in item (b).

ICPC 02 – Paragraphs 20 and 21

In compliance with the aforementioned ICPC requirements, the amounts of recognized revenues and incurred costs are presented in the statements of operations, and the advances received in the account “payables for purchase of land and advances from customers”.

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2013	2012	2011
Launches (in millions of reais)	2,886	2,952	3,526
Number of projects launched	37	35	49
Number of units launched(1)	11,072	8,947	12,223
Launched usable area (m2)(2)(3)	2,893,541	3,153,251	2,250,725
Percentage of Gafisa investment	76%	79%	84%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include Terreno Cajamar Alphaville (approximately 5,420,927m²).

In 2013, we launched 37 residential developments with a total potential sales value of R$2.9 billion, with Gafisa accounting for 38% of launches, Tenda for 12% and Alphaville the remaining 51% in terms of potential sales value. The total sales value for 2013 was approximately 2% lower than the total sales value of R$3.0 billion for 35 residential developments launched. In 2013, 18 of the 37 developments we launched were located in the state of São Paulo, while another four developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in cities of Camaçari, in the state of Bahia, Porto Alegre, in the state of Rio Grande do Sul, Salvador, in the state of Bahia, Ponta Grossa, in the state of Paraná, Vitória da Conquista, in the state of Bahia, Barra dos Coqueiros, in the state of Sergipe, Feira de Santana, in the state of Bahia, Dourados, in the state of Mato Grosso do Sul, Anápolis, in the state of Goiás, Linhares, in the state of Espírito Santo and Belém in state of Pará. In 2012, we launched 35 residential developments with a total potential sales value of R$3.0 billion, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of potential sales values (compared to a 28% share in 2011). This sales value was approximately 21% lower than that achieved in 2011, during which we launched 49 residential developments totaling R$3.5 billion. We refocused our business operations in 2012 to prioritize cash flow and reduction of net debt reduction, restructuring the debt profile and reducing launches of new units, while still generating what we consider to be an appropriate volume of business of R$3.0 billion. In 2012, 17 of the 35 developments we launched were located in the state of São Paulo, while another three developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in the cities of Juiz de Fora, in the state of Minas Gerais, Aracaju, in the state of Sergipe, Anapolis, in the state of Goiás, Mossoró, in the state of Rio Grande do Norte, Vespasiano, in the state of Minas Gerais, Brasília, in the state of Distrito Federal, Barra dos Coqueiros, in the state of Sergipe, Teresina, in the state of Piaui, Pelotas, in the state of Rio Grande do Sul, Porto Velho, in the state of Roraima, Vitória da Conquista, in the state of Bahia, Resende, Campo Grande, in the state of Mato Grosso do Sul and Camaçari, in the state of Bahia.

During 2013, approximately 37.4% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 20% of our total sales value for the year ended December 31, 2013. During 2012, approximately 37.8% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 3% of our total sales value for the year ended December 31, 2012. For the year ended December 31, 2011, the affordable entry-level business represented approximately 10% of our total sales value.

During 2011, 21 of the 49 developments we launched were located in the state of São Paulo, while another 9 developments were located in the state of Rio de Janeiro. The remaining 19 residential developments launched were located in the cities of Feira de Santana, state of Bahia, Salvador, state of Bahia, São Luiz, state of Maranhão, Natal, state of Rio Grande do Norte, Duas Una, state of Pernambuco, Petrolina, state of Pernambuco, Campo Grande, state of Mato Grosso do Sul, Campina Grande, state of Paraíba, Manaus, state of Amazonas, Paço do Lumiar, state of Maranhão, Belo Horizonte, state of Minas Gerais, Curitiba, state of Paraná, Santa Luzia, state of Minas Gerais, Canoas, state of Rio Grande do Sul, Goiânia, state of Goiás, Vespaziano, state of Minas Gerais.

During 2011, approximately 26% of our total sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 10% of our total sales value for the year ended December 31, 2011.

Full-year Tenda launches in 2011 totaled R$398 million, a 75% reduction compared to 2010, and included 17 projects/phases across 8 states and the cancellation in the fourth quarter of 2011 of R$103 million of projects no longer feasible under the Company’s new criteria adopted in the third quarter of 2011. No more than 30% of these projects had been completed. This more conservative approach to Tenda’s operations led to full-year sales of R$330 million, a 77% reduction compared to 2010, in line with the reduced volume of launches. In 2012, we suspended the launch of additional Tenda units but resumed launches in the first half of 2013. In 2013, we resumed our launches and for the full-year, Tenda launched 8 projects, totaling R$338.8 million, and 12% of consolidated launches in 2013.

In 2013, Gafisa launches totaled R$1.1 billion, a 32.5% decrease compared with 2012, with the Gafisa segment accounting for 38% of the consolidated launches for the period.

Contracted sales for the year totaled R$981 million, down 39.9% from 2012. Sales of units launched over the year accounted for 60%, while sales of inventories accounted for the remaining 40%.

In 2012, Gafisa delivered 22 ventures/stages and 4,315 units, reaching 102% of the average of the guidance (3,500 – 5,000) for the year.

The market value of Gafisa inventories at the end of 2013, represented for 52% of total inventories, reaching R$2.1 billion and Gafisa segment reached R$1.6 billion in net sales.

In 2012, Tenda worked to reduce the complexity of its operations and master the fundamentals of its new operating model suspending launches. Tenda resumed the launch of new ventures in 2013, reaching R$338.8 million in the launches of 8 new developments, totaling 12% of the consolidated launches for 2013.

Contracted sales of Tenda, net of cancellations, for the year were R$490.4 million in 2013, as compared to negative net sales of R$74.3 million in 2012. It is a result of the good sales performance of the ventures launched in 2013, and Tenda’s commitment with completion of construction and consolidation of inventory sales.

Cancellation levels decreased significantly in 2013 mainly due to Tenda’s increased efficiency and improved controls. The primary driver of the reduction in cancellations was the implementation of a sales process by which potential customers were required to obtain approved financing with CEF as part of the purchase process, which significantly decreases the probability of cancellation. Out of R$338.8 million in property launches during 2013, we recorded sales of R$217.4 million. Of the R$217.4 million, R$122.0 million is related to sales in which financing had already been obtained, with the remaining R$95.4 million relating to sales in which financing is currently being finalized. In total, 1,096 of Tenda’s current year launch units have already completed the financing process.

In 2013, The Tenda segment delivered 41 ventures/stages, and 7,027 units, reaching 101% of the average of the guidance (6,500 – 7,500) on deliveries for the year.

The market value of Tenda inventories was R$618.4 million at the end of 2013, representing 16% of total inventory for the period.

In 2013, Tenda reached R$817.5 million in net sales.

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2013	2012 (3)	2011 (3)
Type of development	(in millions of reais, unless otherwise stated)
Luxury buildings	367.7	753.6		706.4
Middle-income buildings	431.9	633.3		784.0
Affordable entry-level housing (2)	490.4	(74.3)		330.2
Commercial	161.5	173.7		657.0
Land(1)	1,062.2	1,146.8		874.7
Total contracted sales	2,513.8	2,633.1		3,352.3
Sale of units launched in the year	1,502.8	1,723.9	R$	2,210.2
Percentage of total contracted sales	60%	65%		66%
Sale of units launched during prior years	1,010.9	909.2		1,142.1
Percentage of total contracted sales	40%	35%		34%

(1)	Includes Gafisa’s participation on the Alphaville Barra da Tijuca project.

(2)	Amount net of sales cancellation.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

The following table shows our and our main subsidiaries and our current affiliate Alphaville, contracted sales for the periods presented:

	As of and for the year ended December 31,
	2013	2012 (3)	2011 (3)
Contracted sales	(in millions of reais, unless otherwise stated)
Gafisa	961.2	1,599.5	2,180.1
Tenda (1)	490.4	(74.3)	330.2
Alphaville (2)	1,062.2	1,107.9	842.0
Total contracted sales	2,513.8	2,633.1	3,352.3
(-) Discontinued operation	(1,062.2)	(1,107.9)	(842.0)
Total contracted sales	1,451.6	1,525.2	2,510.3

(1)	Amount net of sales cancellation.

(2)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

In 2013, we sold 60% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$2,513.8 million, a decrease of approximately 5% compared to 2012.

In 2012, we sold 59% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$2,633.1 million, a decrease of approximately 21% compared to 2011. In 2011, we sold 66% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$3,352.3 million, a decrease of approximately 16% compared to 2010. As a result of our corrective measures taken with respect to Tenda and due to a focus on execution and delivery, no projects were launched during 2012. The Tenda brand resumed launches in 2013. In 2013, we sold 44% of units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$490.4 million.

Our sales contracts are irrevocable under Brazilian law, which means a customer does not have a unilateral ability to terminate a contract once it is executed, or require a refund of amounts previously unpaid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we have the option to either force compliance through the Brazilian courts, or agree to “default” by the customer. Should we agree to such default, the customer is then charged penalties as defined in the contracts with any remaining amounts remitted to the customer. Penalties charged by Tenda have historically been 20% of amounts paid, while penalties charged by Gafisa have historically been significantly higher (average about 60-65% of amounts paid).

We provide a limited amount of post-construction client financing, although this financing is not available to Tenda clients. Our default rate was 9.3% and 4.1% and 5.3% as of December 31, 2013, 2012 and 2011, respectively, which represents charge-offs for both these financings and also the remainder of our percentage of completion receivables.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2013	2012 (2)	2011 (2)
	(in millions of reais)
Gafisa	13.3	9.3	4.7
Tenda	2.3	10.5	11.0
Alphaville (1)	5.9	5.3	1.7

(1)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(2)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

The following table sets forth the growth of our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2013	2012	2011
		(restated) (4)	(restated) (4)
	(in millions of reais, unless otherwise stated)
Sales to be recognized	1,863.4	3,815.5	4,686.2
Net sales(1)	1,795.4	3,676.3	4,515.1
Cost of units sold to be recognized(2)	(1,181.3)	(2,226.6)	(2,956.3)
Expected gross margin—yet to be recognized(3)	614.3	1,449.7	1,558.8
Expected margin percentage	34.2%	39.4%	34.5%

(1)
Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)
The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out as at the extent they are realized.

(3)	Based on management’s estimates.

(4)
With the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP.

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

	For the year ended December 31,
	2013	2012 (restated)	2011 (restated)
Land	14.2%	17.4%	9.8%
Construction costs	70.6%	70.5%	80.4%
Financial costs	8.2%	6.6%	5.6%
Development costs	7.0%	5.5%	4.2%
Total	100.0%	100.0%	100.0%

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

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 8.1%, 7.1% and 7.5% in 2013, 2012 and 2011, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

Operating Expenses

Our operating expenses include selling, general and administrative expenses, depreciation and amortization expenses and revenues and revaluation of investment in affiliates.

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

Revaluation of investment in affiliates

Revaluation of investment, in line with the definition provided for in the paragraph 25 of CPC 36 (R3) – Consolidated Statements, consists in recognizing the addition related to the revaluation of the portion of the remaining investment of 30% with the sale of and cease of control over Alphaville.

Financial Income and Expenses

Financial income includes income from financial investments. Interest revenues are recognized at the time the effective profit accrues from the asset, based on the accrual method. Financial expenses generally consist of interest payable on loans, financings and debentures.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution (9%); for a composite statutory tax rate of 34%. We calculate income and social contribution taxes according to the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified amount, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated as 8% of gross revenues and the social contribution basis is calculated as 12% of gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

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

Net profit from discontinued operations

The profit from discontinued operations represents the results of operations of Alphaville over the period January 1, 2013 to November 30, 2013, as well as the results of operations for this entity for the comparative periods. This line item also contains the gain on disposal of our 70% controlling interest in this entity, which occurred in December 2013.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, except unless otherwise indicated.

As explained in Note 8.2 to the Company’s 2013 consolidated financial statements, the results of operations of Alphaville have been retrospectively presented as discontinued operations under Brazilian GAAP in the Company’s 2013, 2012 and 2011 consolidated statements of operations given its disposal during 2013. In addition, with the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP.

Results of Operations for the Years Ended December 31, 2013 and 2012

Net operating revenue

On a consolidated basis, net operating revenue for the full year 2013, recognized by the Percentage of Completion (“PoC”) method, was R$2.5 billion, a 11.5% decline from R$2.8 billion for the year ended December 31, 2012, as a result of a lower level of launches in Gafisa and a reduction of net operating revenue in Tenda due to the conclusion of old projects. During 2013, the Gafisa brand accounted for 67.1% of net operating revenue; and Tenda the remaining 32.9%.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$2.7 billion for the year ended December 31, 2013, a decrease of R$340 million or 11.2% compared with the same period in 2012 of R$3.0 billion. The tax deductions from gross revenue reached R$218.6 million in 2013 from R$235.4 million in 2012, representing a decrease of 7.1%, which was mainly impacted by the lower launch volumes in Gafisa and Tenda’s net revenue reduction from the delivery of Tenda legacy projects.

Operating costs

Operating costs in 2013 totaled R$1.9 billion, a decrease of 18.1% as compared to R$2.3 billion in 2012. Cost related to construction is the main component of operating cost, totaling R$1.4 billion, equivalent to 74.6% of the original total cost base of projects. Operating costs, as a percentage of net operating revenue, decreased from 81.2% in 2012 to 75.1% in 2013, mainly due to better performance on construction projects.

Gross profit

Gross profit in 2013 totaled R$617.4 million, representing an increase of 16.9%, from R$528.3 million in 2012. The improvement of gross margin resulted from the replacement of Gafisa and Tenda segment legacy projects by projects launched in core markets and under the new Tenda business model, which contain higher margins.

In 2013, the gross margin generated from our activities increased to 24.9% as compared to 18.8% in 2012. This increase was due to the recognition of higher margins from recent projects, which offset the recognition of lower margins in connection with prior year projects.

Selling expenses

Selling expenses in 2013 totaled R$215.6 million, representing a decrease of 6.9% as compared to R$231.7 million in 2012, mainly due to the effectiveness of the sales process through its own Tenda stores, allowing greater control and efficiency in this line. Selling expenses in 2013 represented 8.7% of our net operating revenue compared to 8.3% in 2012.

General and administrative expenses

Administrative expenses were R$234.0 million in 2013, a 7.2% decrease over the R$252.2 million recorded in 2012, reflecting our strategy of realigning costs to our current size and the phase of our business cycle. General expenses decreased to R$17.3 million in 2013 from R$29.1 million in 2012, related to services. This decrease is mainly related to nonrecurring fees mainly to auditing and consulting fees in 2012.

Depreciation and amortization

Depreciation and amortization in 2013 was R$63.0 million, a decrease of R$17.2 million when compared to the R$80.2 million recorded in 2012, mainly due to lower sales stands depreciation. Depreciation of sales stands accounted for 0.03% of the expenses during the period.

Financial income and expenses, net

Net financial expenses totaled R$162.5 million in 2013, compared to net financial expenses of R$180.3 million in 2012. The difference is mainly due to an increase in financial revenues of 45.3% and to better cash position during the period.

Discontinued Operations

On December 9, 2013, Gafisa announced the completion of the agreement to sell a 70% interest in Alphaville to private equity firms Blackstone and Pátria. Gafisa retained a 30% interest. Based on a R$2.0 billion valuation. The proceeds from the transaction totaled R$1.5 billion, of which R$1.3 billion was received through the sale of shares, and R$290 million was received as a dividend distributed by Alphaville. All conditions precedent to the completion of the transaction were met, including regulatory and governmental approvals. As a result, a gain of R$631.1 million was recorded as income from discontinued operations.

Taxes on income

Income, social contribution and deferred taxes for 2013 amounted to R$2.8 million, compared to R$20.2 million in 2012.

The revaluation at fair value of the remaining interest in Alphaville resulted in the recording of deferred income tax liability attributable to the income from the revaluation totaling R$127.8 million. Still, taking into consideration the result in 2013, the new future profitability and the Company’s taxable income for years to come, a deferred income tax asset in the amount of R$180.6 million was recorded in last quarter of 2013, which was offset by the deferred income tax liability, resulting in a net effect in the result of approximately R$20.9 million.

The tax calculated on the capital gain of the sale of the 70% interest in Alphaville was R$76.1 million.

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

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests decreased from R$49.4 million in 2012 to R$235 thousand in 2013, a decrease of 99.5% when compared to the previous year, as a result of the reclassification of Alphaville as asset held for sale during 2013.

Net income attributable to owners of Gafisa

Net income attributable to owners of Gafisa increased to a net income of R$867.4 million in 2013, compared to a net loss of R$127.0 million in 2012. This increase is due to the gain of R$631.1 million recorded from the sale of 70% of our controlling interest in Alphaville.

Results of Operations for the Years Ended December 31, 2012 and 2011

Net operating revenue

On a consolidated basis, net operating revenue for the full year 2012, recognized by the Percentage of Completion (“PoC”) method, was R$2.8 billion, a 52% increase from R$1.8 billion for the year ended December 31, 2011. During 2012, the Gafisa brand accounted for 61.9% of net operating revenue and Tenda the remaining 38.1%.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$3.0 billion for the year ended December 31, 2012, an increase of R$1.0 billion or 50.5% compared with the same period in 2011 of R$2.0 billion. This increase is mainly due to the continuing recognition of revenues from sales contracted in prior periods and reversal of the cancellation provision during the year. The tax deductions from gross revenue reached R$235.4 million in 2012, representing an increase of 35.3% from R$174.0 million, for the year ended December 31, 2011.

Operating costs

Operating costs in 2012 totaled R$2.3 billion, an increase of 18.1% as compared to R$1.9 billion in 2011. Cost related to construction is the main component of operating cost (R$1.3 billion of which related to Gafisa and R$938.7 million of which related to Tenda). Operating costs, as a percentage of net operating revenue, decreased from 104% in 2011 to 81% in 2012, mainly due to the recognition of cost overruns in 2011.

Gross profit

Gross profit in 2012 totaled R$528.3 million, representing an increase of R$609.3 million as compared to R$(81.0) million in 2011, as a result of the cost overruns related to construction, which had a negative effect on the results of the Tenda and Gafisa segments in 2011.

In 2012, the gross margin generated from our activities increased to 18.8% as compared to a -4.4% decrease in 2011. This increase was mainly due to higher gross operating revenue as a result of increase operational volume during 2012 and the budget review deviation registered in 2011 which negatively impacted on the margin of Gafisa and Tenda.

Selling expenses

Selling expenses in 2012 totaled R$231.7 million, representing a decrease of 30.1% as compared to R$331.6 million in 2011, mainly due to the reduction in potential sales value of launched units of 16% in the period, from R$3,526.8 million in 2011 to R$2,951.0 million in 2012.

Selling expenses in 2012 represented 8.3% of our net operating revenue compared to 18.0% in 2011, reflecting a lower volume of revenues in the previous year.

General and administrative expenses

Administrative expenses reached R$252.2 million in 2012, a 36.5% increase compared to R$184.8 million in 2011, due to:

(1) a provision related to the distribution of variable compensation (profit sharing) and expenses in connection with our stock option plans, in the amounts of R$47.7 million and R$19.0 million, respectively, in 2012, and zero and R$17.6 million, in 2011, due to the recognition of the provision for the Company bonus for Gafisa and Tenda. In 2011, no provision related to the distribution of variable compensation was recognized; and

(2) other expenses related to services rendered in the amount of R$29.1 million in 2012 as compared to R$13.3 million in 2011. This increase is mainly related to nonrecurring fees for auditing and consulting fees, which accounted for 23.4% of the change in the period.

Depreciation and amortization

Depreciation and amortization in 2012 was R$80.2 million, an increase of R$1.3 million when compared to R$78.9 million in 2011, mainly due to increased depreciation of sales kiosks in 2012.

Financial income and expenses, net

Net financial expenses increased to R$180.3 million in 2012, compared to net financial expenses of R$166.7 million in 2011, primarily as a result of a higher average loan balance (partially mitigated by the SELIC rate reduction), higher securitization-related expenses and higher bank charges and fees.

Taxes on income

Income, social contribution and deferred taxes for 2012 amounted to R$20.2 million, compared to R$105.8 million in 2011. This decrease is mainly due to a reversal of deferred tax assets in the previous period.

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

Discontinued Operations

As previously mentioned, on December 9, 2013, Gafisa announced the completion of the agreement to sell a 70% interest in Alphaville to private equity firms Blackstone and Pátria. Gafisa retained a 30% interest. In accordance with CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the profit of discontinued operations is presented at a single amount in statement of operations, which includes the total after-tax-income of these operations, less any impairment-related loss in the amount of R$204.1 million in 2012, compared to R$167.8 million in 2011.

Net income for the year attributable to noncontrolling interest

Net income attributable to non-controlling interests increased from R$39.8 million in 2011 to R$49.4 million in 2012, an increase of 24% when compared to the previous year.

Net loss for the year attributable to owners of Gafisa

As a result of the factors above, net loss for the year ended December 31, 2012 totaled R$127.0 million compared to a net loss of R$944.9 million in 2011. Net results for 2012 were impacted by lower gross margins of Tenda and Gafisa projects coupled with the higher volume of financial expenses, higher amount of provision for legal claims in the amount of R$94.9 million as compared to R$57.9 million in 2011.

Business Segments

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

	For Year Ended December 31, 2013
	Gafisa (1)	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,663.7	817.5	2,481.2
Operating costs	(1,111.6)	(752.2)	(1,863.8)
Gross profit	552.2	65.2	617.4
Gross margin	33.2%	8.0%	24.9%
Net income (loss) from continuing operations	363.7	(127.1)	236.6
Net income from discontinued operations	588.6	42.5	631.1

(1)	Includes all subsidiaries except Tenda.

		For Year Ended December 31, 2012 (restated) (2)
	Gafisa (1)	Tenda	Alphaville (3)	(-) Discontinued operation (3)	Total
		(millions of reais except for percentages)
Net operating revenue	1,735.9	1,069.1	785.2	(785.2)	2,805.0
Operating costs	(1,338.1)	(938.7)	(377.1)	377.1	(2,276.8)
Gross profit (loss)	397.8	130.4	408.1	(408.1)	528.2
Gross margin	22.9%	12.2%	52.0%	-	18.8%
Net loss from continuing operations	(158.2)	(123.6)	-	-	(281.8)
Net income from discontinued operations	-	-	204.1	-	204.1

(1)	Includes all subsidiaries, except Alphaville and Tenda.

(2)
With the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP.

(3)
As explained in Note 8.2 to the Company’s 2013 consolidated financial statements, the results of operations of Alphaville have been retrospectively presented as discontinued operations under Brazilian GAAP in the Company’s 2013, 2012 and 2011 consolidated income statements given its disposal during 2013.

	For Year Ended December 31, 2011 (restated) (2)
	Gafisa (1)	Tenda	Alphaville (3)	Discontinued operation (3)	Total
		(millions of reais except for percentages)
Net operating revenue	1,476.4	370.5	605.7	(605.7)	1,846.9
Operating costs	(1,261.5)	(666.3)	(324.0)	324.0	(1,927.8)
Gross profit (loss)	214.9	(295.8)	281.7	(281.7)	(80.9)
Gross margin	14.6%	(79.7)%	46.5%	-	(4.4%)
Net loss from continuing operations	(412.7)	(660.1)	-	-	(1,072.8)
Net income from discontinued operations	-	-	167.8	-	167.8

(1)	Includes all subsidiaries, except Alphaville and Tenda.

(2)
With the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP.

(3)
As explained in Note 8.2 to the Company’s 2013 consolidated financial statements, the results of operations of Alphaville have been retrospectively presented as discontinued operations under Brazilian GAAP in the Company’s 2013, 2012 and 2011 consolidated income statements given its disposal during 2013.

Gafisa Segment

Years Ended December 31, 2013 and 2012

Net operating revenue

Net operating revenue for the Gafisa segment was R$1.6 billion in 2013 compared to the net operating revenue of R$1.7 billion in 2012, which represents a decrease of 4.2%. This decrease was primarily due to lower volume of launches during 2013 (a decrease of 32.5% compared to 2012).

Operating costs

The costs of the sale and barter transactions in 2013 totaled R$1.1 billion, a decrease of 16.9% compared with the R$1.3 billion reported in 2012. This decrease was mainly due to efficient control over the construction process.

Gross profit

The gross profit in 2013 was R$552.2 million, representing an increase of 38.8% compared with the R$397.8 million reported in 2012. The gross profit in 2013 generated by our projects sales increased to 33.2% compared to 22.9% in the same period of 2012. This increase was due to the focus and performance of the Company in strategic markets.

Net income (loss) for the year from continuing operations

Net income for the Gafisa segment was R$363.7 million in 2013 or 154% of our total net income from continuing operations in 2013, compared to the net loss of R$158.2 million or 56% of our total net loss from continuing operations in 2012. The increase in net income is a result of conclusion of legacy projects, concentration in São Paulo and Rio de Janeiro and the recognition of the addition related to the revaluation of the portion of the remaining investment of 30% with the sale of and cease of control over Alphaville in the amount of R$375.8 million. Net income (loss) from continuing operation as a percentage of net operating revenues was positive 21.8% in 2013 as compared to a negative 9.1% in 2012.

Tenda Segment

Years Ended December 31, 2013 and 2012

Net operating revenue

Net operating revenue of sales/or services during 2013 totaled R$817.5 million, compared to R$1,069.1 million in 2012, a decrease of 23.5%, when compared to the previous year. In 2013, Construtora Tenda S.A accounted for 32.9% of the consolidated net operating revenue. The main reason for the decrease was the reduction of revenue recognition from sales contracted in prior years due to the delivery of projects and thus lower volume of construction developments in 2013.

Operating costs

The costs of development and sale of property and barter transactions in 2013 totaled R$752.2 million, compared to R$938.7 million in 2012. This decrease was mainly due to Tenda’s efficient control over the construction process and focus on the completion and delivery of its remaining projects. The run-off of legacy projects is on schedule and we expect it to be substantially concluded in 2014. The final phase of Tenda legacy projects ended 2013 with around 7,000 units to be delivered. In addition, Tenda recorded a reversal of the cancellation provision in the amount of R$73.2 million.

Gross profit

Gross profit in 2013 was R$65.2 million, compared to gross profit in 2012 of R$130.4 million. In 2013, gross margins fell from 12.2% in 2012 to 8.0% in 2013.

Net income (loss)

Net loss for Tenda segment was R$127.2 million or -53.7% of our total net income from continuing operations in 2013, compared to a net loss of R$123.6 million or 43.9% of total net loss from continuing operations for 2012. This decrease of net loss in 2013 when compared to 2012 is a result of Tenda’s better performance reflecting its new strategy of Tenda launches under a new business model, based on three basic pillars: operating efficiency, risk management and capital discipline. Currently, the Company continues to operate in 4 macro regions: São Paulo, Rio de Janeiro, Minas Gerais and Northeast (Bahia and Pernambuco).

Gafisa Segment

Years Ended December 31, 2012 and 2011

Net operating revenue

Net operating revenue for the Gafisa segment was R$1.7 billion in 2012 compared to the net operating revenue of R$1.5 billion in 2011, which represents an increase of 18%. This increase was primarily due to recognition of results from sales contracted in prior periods, since Gafisa recognizes revenues on a percentage of completion basis and the remedial actions that have been implemented in late 2011. Revenue recognized in 2011 was negatively impacted due to the cost overruns related to construction.

Operating costs

The costs of the sale and barter transactions in 2012 and 2011 totaled R$1,338.1 million and R$1,261.5 million, respectively. Operating costs, as a percentage of net operating revenue, decreased from 85% in 2011 to 77% in 2012, mainly due to the recognition of cost overruns in 2011.

Gross profit

Gross profit in 2012 was R$397.8 million, representing an increase of 85.2% compared with the R$214.9 million reported in 2011. The gross margin in 2012 generated by our projects’ sales increased to 22.9% compared to 14.6% in the same period of 2011. This increase was due to the cost overruns related to construction in 2011.

Net (loss) for the year

Net loss for the Gafisa segment was R$158.2 million in 2012 or 56.1% of our total net loss from continuing operations in 2012, compared to the net loss of R$412.7 million or 38.5% of our total net loss from continuing operation in 2011. The decrease in net loss is a result of a higher gross profit in 2012, because net loss in 2011 resulted mainly from a reversal of revenues as a consequence of a review of budget-led costs of projects, impairment costs and reversal of a deferred tax asset. Net (loss) from continuing operations as a percentage of net operating revenues was a negative 9.1% in 2012 as compared to a negative 28.9% in 2011.

Tenda Segment

Years Ended December 31, 2012 and 2011

Net operating revenue

Net operating revenue of sales/or services during 2012 totaled R$1,069.1 million compared to R$370.5 million in the previous year, an increase of 188%. In 2012, Tenda accounted for 38.1% of the consolidated net operating revenue. The main reason for the result was (i) higher recognition of revenues and (ii) reversal of the cancellation provision in 2012. In addition, net revenue in 2011 was impacted by (i) reversal of revenues as a consequence of review of budget led costs of projects that took place in that year and (ii) cancellation of sales related to clients with high delinquency or without the ability to transfer to the CEF, given Tenda tighter credit policy.

Operating costs

The costs of development and sale of property and barter transactions in 2012 totaled R$938.7 million, compared to R$666.3 million in 2011. This increase is mainly related to (i) higher recognition of revenues, and resulting costs, (ii) and reversal of the cancellation provision.

Gross profit (loss)

Gross profit in 2012 was R$130.4 million, compared to gross loss in 2011 of R$295.8 million. In 2012, gross margins increased to 12.2% from a gross loss of 79.8% in 2011. The gross profit in 2011 was negatively impacted mainly due to the cost overruns related to construction and provisions for cancellation.

Net loss for the year

Net loss for the Tenda segment was R$123.6 million or 43.9% of our total net loss from continuing operations in 2012, compared to a net loss of R$660.1 million or 61.5% of total net loss from continuing operations for 2011.

This decrease of net loss in 2012 when compared to 2011 is a result of better operating results and reversal of cancellation provision in 2012. In addition, net loss from continuing operations in 2011 was due to the revenue reversal related to adjustments that materially impacted Tenda results, cancellations and contract dissolutions on the back of the new sales policy adopted, as well as our more targeted strategy.

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

In 2013, we carried out the following receivables sales with recourse:

On May 28, 2013 after selling all the subordinated series of Gafisa FIDC, the remaining receivable portfolio of the initial sales, was transferred to investors and the Company was still required to grant the guarantee to its holders.

On November 29, 2013, a selected portfolio of sales receivables from us and our subsidiaries was transferred to investors. The assigned portfolio amounts to R$23.8 million in exchange of cash at the transfer data, discounted to present value, by R$18.9 million.

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

On November 14, Alphaville, entered into a CCI transaction related to a portfolio comprising selected select residential real estate receivables from Alphaville and its subsidiaries. The assigned gross portfolio of receivables amounts to R$134.6 million in cash exchange as of the date of transfer, discounted to its present value for R$110.7 million.

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

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2013 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2013, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 12%+TR, depending on family income and credit score. Delinquency rates among our customers did not have significant changes from 2012 to 2013.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2013	2012 (restated) (1)	2011 (restated) (1)
	(in millions of reais)
Real estate development receivables:
Current	1,909.9	2,493.2	3,337.2
Long-term	313.8	820.8	797.2
Total	2,223.7	3,314.0	4,134.4
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	-	-	-
Long-term	1,863.4	3,815.6	4,686.2
Total	1,863.4	3,815.6	4,686.2
Total receivables from clients	4,087.1	7,130.0	9,512.6

(1)
With the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013 and applicable retrospectively to the comparative periods of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently these jointly controlled investments are now accounted for through the equity method.

The total balance of receivables to be recognized on the balance sheet has the following maturity profile:

As of December 31, 2013
Maturity	(in millions reais)
2014	1,909.9
2015	1,278.4
2016	420.7
2017	478.1
Total	4,087.1

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of February 28, 2014, our clients’ default level was 6.73% of our accounts receivable for Gafisa, 12.52% for Tenda and 2.76% for Alphaville. We did not record a provision for the years ended December 31, 2013, 2012, 2011, 2010, 2009 and 2008 because we considered the allowance for doubtful accounts not to be necessary, except for Tenda. We review annually our assumptions to set up an allowance for doubtful account and cancelled contracts, in view of the review of the histories of its current operations and improvement of estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 past due, in several types of construction work: construction works on time, construction works delayed (within the grace period), works that are late (out of the grace period) and for delivered completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$72.2 million as of December 31, 2013 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable of this subsidiary.

Cash Flows

Operating activities

Net cash generated from operating activities totaled R$297.6 million in 2013 compared to R$644.3 million in 2012. The R$297.6 million was primarily composed of: (1) a decrease in expenses (income) not affecting working capital, totaling R$173.4 million in 2013; (2) a decrease in properties for sale of R$530.6 million attributable to landbank and construction; (3) an increase in other accounts payable of R$450.3 million; and (4) other less significant increases and decreases in other operating categories.

Net cash generated from operating activities totaled R$644.3 million in 2012 compared to net cash used in R$790.1 million in 2011. The R$644.3 million was primarily composed of: (1) a decrease in trade accounts receivables, totaling R$444.8 million in 2012; (2) a decrease in properties for sale of R$340.6 million attributable to landbank and construction; (3) an increase in payable for purchase of properties and advances from customers in R$134.2 million; and (4) other less significant increases and decreases in other operating categories.

Investing activities

Net cash generated in investment activities, including the acquisition of property, equipment and new investments, was R$53.5 million, and net cash used in investment activities was R$288.0 million and R$31.6 million in 2013, 2012 and 2011, respectively.

Net cash generated in investing activities, including the acquisition of property, equipment and new investments, was R$53.5 million in 2013 compared to a net cash used in investing activities of R$288.0 million in 2012. Our cash used in 2013 was mainly related to investments in property and equipment in the amount of R$81.0 million, and investments in marketable securities, restricted securities and loans in the amount of R$993.0 million. In addition, we acquired a 20% interest in Alphaville in the amount of R$366.7 million and the R$1,254.5 million for the sale of 70% interest of Alphaville.

Net cash used in investing activities, including the acquisition of property, equipment and new investments, was R$288.0 million in 2012 compared to a net cash used in investing activities of R$31.6 million in 2011. Our cash used in 2012 was mainly related to investments in property and equipment in the amount of R$97.0 million, and R$191.0 million related to purchases of short-term investments, net of redemption costs. Our main investments during the period were the construction of sales stands, which totaled R$14.5 million, investments in information technology equipment and software, which totaled R$33.4 million, in third party leasehold improvements and facilities, which totaled R$3.9 million.

Financing activities

Net cash used from financing activities in 2013 totaled R$568.1 million, compared to the net cash generated from financing activities in 2012 of R$162.0 million. The cash used in 2013 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$351.4 million, and the purchase of treasury shares totaling R$71.3 million.

Net cash generated from financing activities in 2012 totaled R$162.0 million, a decrease of 74.5%, compared to the net cash generated from financing activities in 2011 of R$635.0 million. The cash generated in 2012 was mainly attributable to: (1) increase of loans and financing other debt totaling R$ 1,110.8 million, which was partially offset by amortizations of loans and interests in the amount of R$1,016.8 million, (2) capital increase in the amount R$1.6 million, and (3) cash inflow due to the CCI transaction in the amount of R$229.1 million. The cash generated in 2011 was mainly attributable to: (1) issuance of debentures and other debt totaling R$1,009.7 million, including CCI transactions, which was partially offset by amortizations of loans and interests in the amount of R$733.4 million and (2) capital increase in the amount R$5.0 million. We also paid R$98.8 million in dividends.

Pledged mortgage receivables and short-term investments

As of December 31, 2013, substantially all of our mortgage receivables totaling R$4,932.4 million are pledged. In addition, R$95.9 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2013, we invested R$81.0 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$9.9 million, investments in information technology equipment and software, which totaled R$43.9 million, in third party leasehold improvements and facilities, which totaled R$12.2 million.

In 2012, we invested R$97.0 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$14.5 million, investments in information technology equipment and software, which totaled R$33.4 million, in third party leasehold improvements and facilities, which totaled R$3.9 million.

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

As of December 31, 2013, we had outstanding debt in the total amount of R$3,060 million, a decrease of 15.9% as compared to December 31, 2012. Our indebtedness principally consists of: (1) debentures totaling R$1,421.2 million, (2) working capital loans in the total amount of R$550.1 million and (3) other loans (mainly SFH) in the total amount of R$1,088.3 million. In addition, we had outstanding payables to venture partners in the amount of R$124 million.

As of December 31, 2012, we had outstanding debt in the total amount of R$3,640.4 million, an increase of 5.9% as compared to December 31, 2011. Our indebtedness principally consists of: (1) debentures totaling R$1,735.9 million, (2) working capital loans in the total amount of R$1,199.7 million and (3) other loans (mainly SFH) in the total amount of R$704.8 million. In addition, we had outstanding payables to venture partners in the amount of R$323.7 million.

As of December 31, 2011, we had outstanding debt in the total amount of R$3,437.9 million, an increase of 4.5% as compared to December 31, 2010. Our indebtedness principally consists of: (1) debentures totaling R$1,899.2 million, (2) working capital loans in the total amount of R$1,171.4 million and (3) other loans (mainly SFH) in the total amount of R$367.3 million. In addition, we had outstanding payables to venture partners in the amount of R$473.2 million.

	Maturity
	Total	2014	2015	2016	2017 and thereafter
	(in millions of reais)
Debentures (Project Finance)	961	262	350	150	200
Debentures (Working Capital)	460	302	149	8
Other Working Capital	550	244	183	105	18
Housing Finance System (SFH)	1,088	346	459	191	91
Payables to venture partners	124	113	6	4	1
Total	3,183	1,267	1,147	458	310

Payables to venture partners refer to contributions received from venture partners of R$300.0 million in 2008 and R$45.0 million in 2011, which will be fully redeemed by us until 2017.

In January 2008, we formed an unincorporated venture represented by 13,084,000 Class A quotas fully paid by us and 300,000,000 Class B quotas from our venture partner, of which R$300.0 million was subscribed by our venture partner. The venture, which will use these funds to acquire equity investments in real estate developments, has a term that ends on January 31, 2017, at which time we are required to fully redeem our venture partner’s interest. The venture partner receives an annual dividend substantially equivalent to the variation in the Interbank Certificate of Deposit (CDI) rate. The venture’s charter provides that we must comply with certain covenants in our capacity as lead partner, which include the maintenance of minimum net debt and receivables. We and the venture are currently in compliance with these covenants. The redemption of Class B quotas commenced on February 3, 2013. At a meeting of the venture partners held on February 2, 2013, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100.0 million to the partners that held such units. As of December 31, 2013, the SCP and the Company is in compliance with these clauses.

On June 27, 2011, eight certificates of bank credit (CCBs) were issued in the Company, totaling R$65.0 million. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. Funds from the aforementioned CCBs were allocated to develop residential projects.

As part of the funding through issuance of Certificates of Bank Credit– CCB, the Company entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A for a period of six years, having raised R$45.0 million recorded based on the effective interest method of amortization in the consolidated income statement.

On May 9, 2013, we issued a Certificate of Bank Credit (CCB) on a total amount of R$217 million due to 2017. The CCB is guaranteed by pledge of to be performed units of selected ventures and real estate receivables. This issuance was fully redeemed by October 7, 2013.

On October 7, 2013, the Company entered into a loan agreement of R$300 million due in July 2017. This agreement was guaranteed by a pledge of to be performed units of selected ventures and real estate receivables.

Debenture program

On May 16, 2008, the CVM approved our third debenture program under which we can issue up to R$1.0 billion in non-convertible debentures. The first issuance under the third debenture program consisted of 25,000 nominal, non-convertible debentures with a face value of R$10,000, which were issued in two series totaling R$250.0 million. The debentures provide for the payment of annual interest corresponding to 107.2% of the CDI rate, which, on March, was renegotiated to 120.0% of the CDI rate, calculated from the subscription date, with a maturity of 5 years. On December 31, 2013, the issuance was bought back in accordance with its instruments and canceled afterwards. The issuance had certain covenants which would restrict Company’s ability to take certain actions, including incurring additional debt, and may require us to repay or refinance our indebtedness if we are unable to meet certain ratios. The ratios, its parameters and our performance are no longer applicable for the Company.

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

In November 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.25% to 10.25% plus TR per annum, calculated from the subscription date, with a maturity of five years. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2013 are as follows:

At December 31, 2013
Fifth placement (b)
Total account receivable plus inventory of finished units required to be equal to or 2.2 times over net debt or below zero	n/a
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a
Seventh placement (a)
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	(6.21) times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	(31.6)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.79 times
Eighth placement — first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	(4.31) times
Total debt less venture debt, less cash and cash equivalents and short—term investments (1), cannot exceed 75% of equity plus non-controlling interests	(31.16)%
First placement – Tenda (a)
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below, considering that TR(4) plus TE(5) is always above zero	(2.49) times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity	(56.97)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	56.85 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

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

On December 31, 2013, the Company was in compliance with all of its covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2013, the interest rates on these loans generally varied between 8.3% and 11.0% per annum, plus TR, and the loans generally mature through July 2014 and January 2018. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2013, we had 83 loan agreements in effect, with a balance of R$980.7 million. At the same date we also had R$743.4 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

Securitization deals and Fund — FIDC

On March 31, 2009, we entered into a securitized receivables transaction, whereby we assigned a portfolio of select residential and commercial real estate receivables to “Gafisa FIDC” which issued senior and subordinated quotas. This first issuance of senior quotas was made through an offering restricted to qualified investors. Subordinated quotas were subscribed exclusively by Gafisa S.A. Gafisa FIDC acquired the present value of the portfolio based on an agreed discount rate. We provide Gafisa FIDC with administrative and accounting services including the reconciliation and analysis of receivables and collections and can be replaced by another collection agent in the event of non-fulfillment with contractual parameters. The senior and subordinated quotas are remunerated based on the IGP-M index plus interest of 12% per year. Because the subordinated quotas have a disproportional percentage of the expected losses, Gafisa FIDC was considered a variable interest entity and was fully consolidated in our financial statements as of December 31, 2012, 2011 and 2010. On May 28, 2013, the Company entered into an agreement to sell the subordinated quotas to seniors investors in exchange for R$5 million in cash and R$3 million of real estate receivables. The Company remained obligated to fully register the real estate pledge to investors.

In June 2009, we issued debt securities backed by real estate sales receivables (Cédula de Crédito Imobiliário), or CCI. The transaction consists of an assignment of a portfolio comprised of select residential real estate receivables from Gafisa and its subsidiaries. We assigned a receivables portfolio in the amount of R$89.1 million in exchange for cash at the transfer date, discounted to present value, totaling R$69.3 million, recorded as “Other accounts payable—Credit Assignments”. Eight book CCIs were issued in this transaction, which are backed by receivables which installments fall due on and up to June 2014.

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

On November 29, 2013, a selected portfolio of sales receivables from Gafisa and its subsidiary was transferred to investors. The assigned portfolio amounts to R$23.8 million in exchange of cash at the transfer data, discounted to present value, by R$18.9 million.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was R$867.4 million, net loss of R$127.0 million and R$944.9 million in 2013, 2012 and 2011, respectively. Under U.S. GAAP, our net income was R$1,322.5 million, net loss of R$121.2 million and R$755.8 million in 2013, 2012 and 2011, respectively.

Our equity, in accordance with Brazilian GAAP, was R$3,214.5 million, R$2,685.2 million and R$2,743.6 million, as of December 31, 2013, 2012 and 2011, respectively. Under U.S. GAAP, we recorded total equity of R$2,822.2 million, R$1,672.5 million and R$1,741.1 million as of December 31, 2013, 2012 and 2011, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	business combinations;

•	temporary equity;

•	effects of deferred taxes on the differences above; and

•	non-controlling interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 34 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2013

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•	CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;

•	CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;

•	CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;

•	CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;

•	CPC 44 – Combined statements – CVM Resolution no. 708 May 02, 2013

•	CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012; and

•	CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012.

•	OCPC 06 – Presentation of Pro Forma Financial Information – CVM Resolution no 709 of May 02, 2013.

Only adoption of CPC 18(R2) and CPC 36(R3) guidance had a material impact on our consolidated financial statements in Brazilian GAAP.

In order to be comparable, the corresponding balances as of December 31, 2012, the opening balance as of January 1, 2012, the opening equity as of January 1, 2011 and statement of operations as of December 31, 2012 and 2011 were adjusted considering the aforementioned change in accounting practice. As required by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

	Balances reported in year ended December 31, 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
	(in thousands of reais)
Balance sheet
Current assets	7,218,690	(812,650)	6,406,040
Non-current assets	1,575,371	(191,886)	1,383,485
Investments	-	646,812	646,812
Property and equipment and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(358,425)	8,712,569

Current liabilities	2,879,590	(238,306)	2,641,284
Non-current liabilities	3,499,037	(113,581)	3,385,456
Total liabilities	6,378,627	(351,887)	6,026,740
Equity	2,692,367	(6,538)	2,685,829
Total liabilities and equity	9,070,994	(358,425)	8,712,569

	Balances reported in year ended December 31, 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	Impact of the adoption of CPC 31	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
	(in thousands of reais)
Statement of operations
Net operating revenue	3,953,282	(363,014)	(785,182)	2,805,086
Operating costs	(2,941,025)	287,150	377,071	(2,276,804)
Operating (expenses) / income	(840,452)	13,535	161,710	(665,207)
Equity pick-up	-	63,335	(7,732)	55,603
Financial income	(206,940)	(8,911)	35,588	(180,263)
Income and social contribution taxes	(41,228)	6,589	14,417	(20,222)
Non-controlling interests	(48,141)	(1,223)	-	(49,364)
Income from discontinued operation.	-	-	204,128	204,128
Net loss for the year	(124,504)	(2,539)	-	(127,043)

Cash flow
Operating activities	650,945	(6,627)	-	644,288
Financing activities	161,488	592	-	162,080
Investing activities	(322,894)	34,934	-	(287,960)

Summary statement of value added information
Net value added produced by the Company	1,020,761	(227,655)	-	793,106
Value added received on transfer	80,629	30,793	-	111,422
Value added to be distributed	1,101,390	(196,862)	-	904,528

	Balances originally reported in year ended December 31, 2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2012
Summary balance sheet information	(in thousands of reais)
Current assets	7,314,358	(790,798)	6,523,560
Non-current assets	1,909,989	(177,932)	1,732,057
Investments	-	629,323	629,323
Property and equipment and intangible assets	282,277	(2,434)	279,843
Total assets	9,506,624	(341,841)	9,164,783

Current liabilities	4,815,939	(140,690)	4,675,249
Non-current liabilities	1,943,591	(197,633)	1,745,958
Total liabilities	6,759,530	(338,323)	6,421,207
Equity	2,747,094	(3,518)	2,743,576
Total liabilities and equity	9,506,624	(341,841)	9,164,783

	Balances originally reported in year ended December 31, 2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Impact of the adoption of CPC 31	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Summary income statement information	(in thousands of reais)
Net operating revenue	2,940,506	(487,893)	(605,711)	1,846,902
Operating costs	(2,678,338)	426,430	324,034	(1,927,874)
Operating (expenses) / income	(865,092)	16,438	110,289	(738,365)
Income from equity method investments	-	53,102	(33,969)	19,133
Financial income (expenses)	(159,903)	(24,195)	17,370	(166,728)
Income tax and social contribution	(142,362)	16,284	20,228	(105,850)
Non-controlling interests	39,679	166	-	39,845
Net income from discontinued operation	-	-	167,759	167,759
Net loss for the year	(944,868)	-	-	(944,868)

Summary statement of cash flow information
Operating activities	(808,711)	18,566	-	(790,145)
Financing activities	696,848	(61,896)	-	634,952
Investing activities	(6,921)	(24,720)	-	(31,641)

Summary statement of value added information
Net value added produced by the Company	175,261	(215,469)	-	(40,208)
Value added received on transfer	92,973	(4,282)	-	88,691
Value added to be distributed	268,234	(219,751)	-	48,483

	Balances originally reported in year ended December 31, 2010	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2011
Summary equity information	(in thousands of reais)
Equity	3,570,750	-6,520	3,564,230
Non-controlling interests	61,422	7,574	68,996
Total equity	3,632,172	1,054	3,633,226

Recently U.S. GAAP Issued Accounting Standards

In July 2012, the FASB issued ASU 2012-02, “Intangible – Goodwill and Other” – Topic 350, which provides the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not an indefinite-lived intangible asset is impaired. If the asset is considered impaired, an entity is required to perform the quantitative assessment under the existing guidance. The guidance is effective for our fiscal year beginning on January 1, 2013. The adoption of this guidance, which is intended to simplify the impairment testing, did not have a material impact on our consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments in ASU 2013-01 to Topic 210, Balance Sheet, clarify that the scope of Update 2011-11, Disclosures about Offsetting Assets and Liabilities, applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for the Company on January 01, 2013 and the disclosures are required to be retrospectively applied for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in ASU 2013-02 to Topic 220, Other Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. ASU 2013-02 requires either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new guidance was effective prospectively for the Company on January 01, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in ASU 2013-04 to Topic 405, Liabilities, provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the update is fixed at the reporting date, except for obligations addressed with existing U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations. The amendment is effective retrospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In April 2013, the FASB issued ASU 2013-07, Liquidation Basis of Accounting. The amendments in ASU 2013-07 to Topic 205, Presentation of Financial Statements, clarify when an entity should apply the liquidation basis of accounting and provide principles for the recognition and measurement of associated assets and liabilities. In accordance with the amendments, an entity is required to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces. The amendments in ASU 2013-07 are effective prospectively for entities that determine liquidation is imminent for reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendments in ASU 2013-11 to Topic 740, Income Taxes, clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.

The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2013, 2012 and 2011, we had 10, 7 and 10 employees engaged in research and development activities, respectively. Our research and development expenditures in 2013 and 2012 were immaterial.

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2011, 2012 and 2013, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

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

In 2013 Gafisa completed its strategic repositioning, which commenced in early 2012. Our goal was to reduce the level of debt, restrict the Company's exposure to unprofitable businesses and markets and improve in margins and cash generation. One of the several initiatives we adopted to achieve this goal was the sale of a 70% interest in Alphaville, which contributed to a decrease in our leverage.

By the end of 2013 we finalized our five-year business plan for the period from 2014 to 2018. We set guidelines for our business including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013.

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

F.	Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2013. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	1,638	590	939	109	-
Debentures	1,421	564	657	200	-
Interest (1)	551	263	255	33	-
Real estate development obligations (2)	1,994.2	1,100.5	881.6	12.1	-
Obligations for land purchase	439.0	359.0	79.3	0.7	-
Payables to venture partners (3)	124.0	113.0	10.0	1.0	-
Credit assignments	87.0	47.8	24.7	9.1	5.4
Obligations from operating leases	73.9	12.2	28.1	33.6	-
Acquisition of investments	5.1	5.1	-	-	-
Other accounts payable	241.5	241.5	-	-	-
Total	6,574.7	3,086.1	3,084.7	398.5	5.4

(1)
Estimated interest payments are determined using the interest rate as of December 31, 2013. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2013, the amount of “real estate development obligations” related to units launched but not sold was R$1,248.5 million.

(3)	Payables to venture partners accrue a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock had been agreed by both parties, the number of shares that should be issued by the Company to settle this transaction was being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, which was concluded in July 2013. Therefore, there was an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods had no significant value, since the settlement of the derivative would be based on the fair value of Alphaville’s capital stock, no derivative asset or liability had been recorded. The settlement that was to be made in cash or shares represented an amount of R$359.0 million as of December 31, 2012 and 2011. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of Alphaville, these shareholders of Alphaville would receive 13.96% of Gafisa’s total capital stock and would become relevant shareholders of Gafisa.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$72.1 million and R$125.8 million in current and non-current liabilities, respectively, as of December 31, 2013.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra	67	Chairman	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Guilherme Affonso Ferreira(2)(3)	63	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Maurício Marcellini Pereira(2)(3)	40	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Cláudio José Carvalho de Andrade(2)(3)	42	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
José Écio Pereira da Costa Junior(2)(3)	62	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Rodolpho Amboss(2)(3)	50	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Francisco Vidal Luna (2)(3)	67	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

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

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors. He has also been a member of the board of directors of BRMALLS S.A., a shopping mall management company, Princecampos Participações S.A., a public transportation company and also a member of the audit committees of Votorantim Industrial S.A and of Fibria S.A. He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

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

Francisco Vidal Luna. Mr. Luna is a member of our board of directors. He currently is on the board of directors of several Municipal owned or related companies and foundations, such as Sabesp, Desenvolve São Paulo, Museu da Língua Portuguesa, Museu do Futebol, Museu Afro Brasil, Fundação Faculdade de Medicina – FFM and he has been member of Board of Directors of several others such as SP Urbanismo, SP Obras, SP Tur, SP Trans, CET and Prodam. He is also currently member of board of officers of Banco Tokyo-Mitsubishi UFJ do Brasil and he has been a member of management of other banks, such as Banco InterAmerican Express (former Banco SRL), Banco Nossa Caixa Desenvolvimento and Banco Nacional de Desenvolvimento Econômico – BNDES. Mr. Luna has an economics degree and post-graduate degree from the University of São Paulo.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Alceu Duilio Calciolari	51	Chief Executive Officer	May 25, 2012	May 25, 2015
Andre Bergstein	43	Chief Financial Officer and Investor Relations Officer	May 25, 2012	May 25, 2015
Sandro Rogério da Silva Gamba	38	Executive Officer of Gafisa	May 25, 2012	May 25, 2015
Luiz Carlos Siciliano	49	Operational Executive Officer	May 25, 2012	May 25, 2015

In line with the previously announced strategy to separate the administrative structures of Gafisa and Tenda in order to create more appropriate operating structures for the two businesses, executive officers Fernando Calamita and Rodrigo Pádua stepped down from the Company on April 4, 2014.  In addition, Alceu Duilio Calciolari, who is leading the initial phase of this transition process, has decided to leave his position as chief executive officer after this period.

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

Our Relationship with our Executive Officers and Directors

As of December 31, 2013, our board of officers collectively held 0.73% of our share capital and our board of directors collectively held 0.11% direct or indirect interest in our share capital.

As of December 31, 2013 , there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2012, our board of officers in the aggregate held 0.3% of our share capital and our board of directors in the aggregate held less than a 0.1% direct or indirect interest in our share capital. As of December 31, 2013, our board of officers in the aggregate held 0.3% of our share capital and our board of directors in the aggregate held less than a 0.1 % direct or indirect interest in our share capital. Also, as of December 31, 2013, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material. In addition, there is no family relationship among our executive officers, directors or controlling shareholders, if any.

B.	Compensation

For each of 2013, 2012 and 2011

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

The company has a severance compensation practice approved specifically for executive officers, in the event of dismissal, which has not been applied yet.

For each of 2013, 2012 and 2011, the aggregate compensation we paid to the members of the board of directors was R$1.9 million, R$2.2 million and R$1.7 million, respectively, considering Gafisa, Tenda and Alphaville.

For each of 2013, 2012 and 2011, the aggregate compensation we paid to the members of the fiscal council was R$269.2 thousand, R$249.9 thousand and R$188.3 thousand, respectively, considering Gafisa, Tenda and Alphaville.

For each of 2013, 2012 and 2011, the aggregate compensation we paid to the executive officers was R$49.6 million, R$37.5 million and R$20.5 million, respectively, which includes fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa, Tenda and Alphaville.

Approximately 70% of the total compensation paid to our officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2013, 2012 and 2011, R$17.8 million, R$18.9 million and R$5.9 million, respectively.

For each of 2013, 2012 and 2011, the individual compensation we paid to members of our board of directors (fixed compensation in 2011; fixed compensation and costs related to Stock Options Programs in 2012 and fixed compensation in 2013), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2013	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.00	3.00	6.00
Annual highest individual compensation (in R$)	316,079	55,200	5,957,562
Annual lowest individual compensation (in R$)(2)	172,800	55,200	2,681,366
Annual average individual compensation (in R$)	210,992	55,200	3,632,792

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2012	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.00	3.00	5.83
Annual highest individual compensation (in R$)	320,824	45,600	6,123,879
Annual lowest individual compensation (in R$)(2)	224,056	45,600	3,165,013
Annual average individual compensation (in R$)	244,561	45,980	3,575,601

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2011	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	8.0	3.0	5.92
Annual highest individual compensation (in R$)	293,062	45,600	2,679,168
Annual lowest individual compensation (in R$)(2)	129,478	45,600	1,539,857
Annual average individual compensation (in R$)	212,854	45,600	1,942,100

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda

2013	Board of Directors (3)	Fiscal Council	Executive Officers
Number of members(1)	4.00	3.00	8.58
Annual highest individual compensation (in R$)	-	38,400	3,763,649
Annual lowest individual compensation (in R$)(2)	-	8,136	524,867
Annual average individual compensation (in R$)	-	18,224	1,299,961

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

2012	Board of Directors (3)	Fiscal Council	Executive Officers (3)
Number of members (1)	3.67	3.00	7.67
Annual highest individual compensation (in R$)	-	38,400	3,918,356
Annual lowest individual compensation (in R$)(2)	-	7,464	3,918,356
Annual average individual compensation (in R$)	-	17,776	1,460,677

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors and Executive Officers at Tenda were Executive Officers at Gafisa and therefore received compensation for this position.

2011	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	3.00	3.00	5.9
Annual highest individual compensation (in R$)	-	25,600	-
Annual lowest individual compensation (in R$)(2)	-	6,530	-
Annual average individual compensation (in R$)	-	17,153	-

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

Alphaville

As set forth in item “4. Information on the Company—A.History and Development of the Company”, we completed the sale of a controlling interest in Alphaville, on December 9, 2013. As a result, Alphaville was no longer consolidated in the financial statements of the Company since then In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

2013	Board of Directors (3)	Fiscal Council(4)	Executive Officers
Number of members (1)	5.00	1.25	6.00
Annual highest individual compensation (in R$) (5)	-	16,300	9,741,730
Annual lowest individual compensation (in R$)(2)	-	16,300	540,229
Annual average individual compensation (in R$)(5)	-	16,300	3,232,127

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and do not received compensation for this position.

(4)	The Fiscal Council was dissolved in June, 2013.

(5)	This amount includes the stock options consideration related to the sale of 70% of Alphaville.

2012	Board of Directors (3)	Fiscal Council (4)	Executive Officers
Number of members (1)	5.00	3.00	4.17
Annual highest individual compensation (in R$)	-	19,560	2,506,438
Annual lowest individual compensation (in R$)(2)	-	19,560	1,326,440
Annual average individual compensation (in R$)	-	19,560	1,354,882

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and therefore received compensation for this position.

(4)	The Fiscal Council was installed in 2012.

2011	Board of Directors (3)	Fiscal Council (4)	Executive Officers
Number of members (1)	5.00	-	4.00
Annual highest individual compensation (in R$)	-	-	3,375,992
Annual lowest individual compensation (in R$)(2)	-	-	1,445,683
Annual average individual compensation (in R$)	-	-	2,184,555

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and therefore received compensation for this position.

(4)	The Fiscal Council was installed in 2012.

C.	Board Practices

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

Our board of directors meets at least once every two months and at any other times when a meeting is called by its chairman or by at least two other effective members. The decisions of our board of directors are taken by the majority vote of those members present at the respective meeting and constituting a quorum of at least four members. In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote. In addition, pursuant to Brazilian corporate law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

Under Brazilian corporate law, a company’s board of directors must have at least three members. Our bylaws provide for a board of directors of up to nine members, from which at least 20% shall be independent members, as determined by the Listing Rules of the Novo Mercado. Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% independent members, our board of directors currently has six independent members, out of a total of seven members.

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

Executive Officers

Under Brazilian corporate law, a company’s board of executive officers must have at least two members, and each of such members must be a resident in Brazil. Furthermore, no more than one-third of our directors may serve as members of our board of officers at any given time. In addition, under the Listing Rules of the Novo Mercado, the chief executive officer of our company shall not serve as the chairman of the board of directors.

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of four members: (1) Mr. Alceu Duilio Calciolari, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, (3) Mr. Sandro Rogerio da Silva Gamba, who is the executive officer of Gafisa, and (4) Mr. Luiz Carlos Siciliano, who is an operational executive officer.

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

As prescribed by CVM Instruction No. 324, of January 19, 2000, the minimum voting capital percentage required to request the fiscal council to be installed may be reduced as a result of the amount of the company’s capital stock. Based on the current amount of our capital stock, shareholders representing 2% of our voting capital stock may request the fiscal council to be installed. The referred minimum percentage may vary from 2% to 8% depending on the amount of our capital stock, as prescribed in the aforementioned CVM instruction.

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

Our fiscal council has three members (Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and Luis Fernando Brum de Melo) and three alternates (Marcello Mascotto Iannalfo, Marcelo Martins Louro and Laiza Fabiola Martins de Santa Rosa).

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

This committee has responsibility for, among others, planning and reviewing our annual and quarterly reports and accounts with the involvement of our auditors, focusing particularly on compliance with legal requirements and accounting standards, and ensuring that an effective system of internal financial controls is maintained, as set forth in the Company’s by-laws. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts remains with our directors.

The composition of the Audit Committee is expected to change in the first meeting to be held by the Board of Directors, after their election in the Annual General Shareholders’ Meeting held on April 25, 2014.

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

The composition of the Compensation Committee is expected to change in the first meeting to be held by the Board of Directors, after their election in the Annual General Shareholders’ Meeting held on April 25, 2014.

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

The composition of the Nominating and Corporate Governance Committee is expected to change in the first meeting to be held by the Board of Directors, after their election in the Annual General Shareholders’ Meeting held on April 25, 2014.

Investment Executive Committee

On January 13, 2006, our board of directors modified the structure of our incorporation and new businesses committee, renaming it the Investment Committee and on September 9, 2010 it was renamed to Investment

Executive Committee, in order to clarify that this is a collegiate body to provide advice and guidance to the Board of Directors, composed solely by members of the Board of Officers (statutory or otherwise). Our Investment Executive Committee is a non-permanent body and its duties are, among others, to: (1) analyze, discuss and recommend land acquisitions and new real estate developments; (2) advise our executive officers during the negotiation of new deals and the structuring of new developments; (3) supervise the beginning of new projects and their related cash flows; and (4) in special cases, assist in the negotiation and structuring of new types of business. Each decision by our investment committee to acquire land is made by ensuring that the investment meets the minimum return threshold set by us and comparing it with other potential investments. Such decision is made independent of the geographical location of the investment in order to maximize return on our capital allocation as a whole.

Currently, our Investment Executive Committee is in operation and is comprised by Sandro Rogério da Silva Gamba (also the Coordinator of the Committee), Andre Bergstein, , Luiz Carlos Siciliano, Octavio Marques Flores and Katia Varalla Levy.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed by André Bergstein (also the Coordinator of the Committee), Sandro Rogério da Silva Gamba, Rodrigo Osmo and Gustavo Moscatelli. This committee, among others, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

On September 2010, our board of directors renamed the Ethics Committee, created on February 17, 2006, to established an Ethics Executive Committee, as a collegiate body to provide advice and guidance to the board of directors, elected by the board of directors, and composed primarily of members of the board of officers (statutory or otherwise). Currently is composed of these members: Sandro Rogério da Silva Gamba (Coordinator of the Committee), André Bergstein, Luiz Carlos Siciliano, Norival Zanata Junior and Adriana Farhat. This committee is responsible, among others, for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

Separate Meetings of Non-Management Directors

NYSE Rule 303A.03 provides that the non-management directors of each NYSE-listed company must meet at regularly scheduled executive sessions without management. According to the Listing Rules of the Novo Mercado, the chief executive officer may not serve as the chairman of the Board of Directors. In addition, under Brazilian corporate law, up to one-third of the members of the board of directors can also hold management positions. Under Brazilian corporate law, there is no specific requirement that non-management directors meet regularly without management. Notwithstanding the foregoing, our board of directors consists entirely of non-management directors and holds regular meetings without the management and as such we believe we are in compliance with the NYSE Rule 303A.03.

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

Audit Committee

NYSE Rule 303A.06 and the requirements of Rule 10A-3 of the SEC provide that each U.S. listed company is required to have an audit committee consisting entirely of independent members that comply with the requirements of Rule 10A-3. In addition, the audit committee must have a written charter compliant with the requirements of NYSE Rule 303.A.07(c), have an internal audit position and otherwise fulfill all other requirements of the NYSE and Rule 10A-3. The SEC recognized that due to the local legislation for foreign private issuers, some of the responsibilities of the audit committee could be subordinated by local laws to our other bodies.

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

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are required to have a Code of Business Conduct and Ethics under our bylaws and under the Listing Rules of the Novo Mercado. We have adopted such a Code on July 10, 2007 See “Item 16B. Code of Business Conduct and Ethics.”

D.	Employees

As of December 31, 2013, we had 3,346 employees at Gafisa Group across the following states:

States	Number of Employees (1)
Amazonas	3
Bahia	185
Distrito Federal	10
Goiás	32
Maranhão	42
Mato Grosso do Sul	8
Minas Gerais	136
Pará	56
Paraná	81
Pernambuco	32
Piauí	9
Rio de Janeiro	533
Rio Grande do Sul	53
Rondonia	5
Sergipe	2
São Paulo	2,159
Total	3,346

(1)
Total number of employees includes 529 Alphaville’s employees, who are located in São Paulo (454), Paraná (12), Rio de Janeiro (9), Minas Gerais (9), Piauí (9),Mato Grosso do Sul (8), Distrito Federal (6), Rondonia (5), Goias (5), Bahia (4), Amazonas (3), Pará (3) and Sergipe (2).

The table below shows the number of employees for the period presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2013(1)	2,008	722	404	212	3,346
2012	2,551	811	395	267	4,024
2011	3,459	695	301	332	4,787
2010	3,202	699	331	394	4,626
2009	4,721	734	234	464	6,153

Note:
The numbers presented in the tables above for the year of 2013 refer to the employees of Gafisa Group (Gafisa’s Business Unit, Tenda’s Business Unit, Alphaville’s Business Unit as well as the corporate areas, including the shared services center).

(1)	Total number includes 529 Alphaville’s employees, of which 290 are allocated in Operations, 95 in Administration and Finance, 135 in Business Development and 9 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 18,000 outsourced professionals are providing services to Gafisa, Tenda and Alphaville across the following regions:

Region	Outsourced Professionals
North/Central West	793
Northeast	3,245
South	2,299
Southeast	12,140
Total	18,477

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2013, establishing a salary adjustment of 8.99% as of May 2012. This collective bargaining agreement became effective in May 2013 and will expire in April, 2014.

The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2013, establishing a salary adjustment of 9% as of March 2012. This collective bargaining agreement became effective in March 2013 and will expire in February 2014.

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

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.842% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2013, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Alceu Duilio Calciolari	Chief Executive Officer	1,712,301
Odair Garcia Senra	Director	243,505
Luiz Carlos Siciliano	Officer	187,531
Sandro Rogério da Silva Gamba	Officer	330,101
Rodrigo Osmo	Officer	135,266
Cláudio José Carvalho de Andrade	Director	-
José Écio Pereira da Costa Junior	Director	2
Guilherme Affonso Ferreira	Director	102
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	248,478
Francisco Vidal Lunda	Director	-
Maurício Marcellini Pereira	Director	-
Rodolpho Amboss	Director	-
Marcelo Renaux Willer	Officer	-
Total		3,088,390
As previously mentioned, in line with the announced strategy to separate the administrative structures of Gafisa and Tenda, executive officers Fernando Calamita and Rodrigo Pádua stepped down from the Company on April 4, 2014.  In addition, Alceu Duilio Calciolari, who is leading the initial phase of this transition process, has decided to leave his position as chief executive officer after this period.

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

Under this new stock option plan, the board of directors may also grant different types of options to certain beneficiaries, or “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares, or an option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

As of December 31, 2013, all active stock option Programs follow the Plan approved in 2008.

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

As of December 31, 2012, options to purchase 849,020 shares of our common shares have been granted to key employees and executive officers pursuant to this stock option agreement. The options granted included 482,965 B options. All options granted have been acquired or expired pursuant to such agreements.

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

As of December 31, 2012, options to purchase 26,061 shares of our common shares have been granted to employees and executive pursuant to this stock option plan agreement. The options granted included 17,373 B options. Of the total options granted, 22,875 have been acquired or expired pursuant to such agreements.

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

As of December 31, 2012, options to purchase 2,940,000 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 2,166,250 “B” options. Out of the total options granted, 1,673,909 have been acquired or expired pursuant to such agreements.

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

As of December 31, 2012, 3,560,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement. Out of the amount granted, 1,115,000 have been acquired pursuant to such agreements.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of December 31, 2013, options to purchase 4,079,048 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 3,005,532 “B” options. Out of the total options granted, 666,000 have been acquired or expired pursuant to such agreements.

2013 Programs

Two new stock option programs were approved in 2013 for executives and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2013, 1,370,037 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement and none has been acquired.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 4,013,590 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 2,928,810 “B” options and none has been acquired or expired.

Therefore, as of the date of this annual report, options to purchase totaled 5,383,627 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 2,928,810 “B” options. Out of the total options granted, none have been acquired or expired pursuant to such agreements.

Active Programs	Number of Stock Options granted	Number of Stock Options Outstanding (Not Expired or exercised)	Exercise Price per Stock Option		Expiration

August 2010 (Restricted SOP) (1)	26,061	3,187	R$	0.01	August 2014
March 2011 (Restricted Type B) (1)	906,250	375,719	R$	0.01	March 2015
July 2011 (Restricted Type B) (1)	1,260,000	1,260,000	R$	0.01	July 2015
August 2012 (Standard SOP) (1)	3,560,000	2,445,000	R$	2.73	August 2025
August 2012 (Restricted Type A) (1)	1,073,516	351,055	R$	2.73	May 2014
August 2012 (Restricted Type B) (1)	3,005,532	2,884,485	R$	0.01	August 2016
May 2013 (Standard SOP) (1)	1,370,037	1,370,037	R$	4.05	May 2017
May 2013 (Restricted Type A) (1)	1,084,780	1,051,112	R$	4.08	May 2014
May 2013 (Restricted Type B) (1)	2,928,810	2,846,474	R$	0.01	May 2017
Total		11,908,128

(1)	Options unvested.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholder held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
Fundação dos Economiarios Federais (“FUNCEF”)	23,835,800	5.50
Skagen Global	22,265,026	5.11
Polo	30,472,246	7.00
Treasury shares	599,486	0.14
Total	433,229,779	100.0

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

On December 9, 2013, we completed the sale of a majority interest in Alphaville to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was previously announced on June 7, 2013. All conditions precedent to the completion of the transaction were met, including governmental approval. The transaction was concluded with a sale of 50% interest by Gafisa and 20% interest by Tenda, with Gafisa retaining the remaining 30% of Alphaville capital stock. The proceeds from the transaction, post adjustments agreed to in the Share and Purchase Agreement, were

R$1.54 billion, consisting of R$1.25 billion from Fundo AE for the acquisition of Alphaville shares, and an R$290 million dividend distribution by Alphaville.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2013, 2012 and 2011, we had current accounts receivable from related parties related to real estate ventures of R$82.5 million, R$164.9 million and R$317.0 million, respectively. And we had current accounts payable from related parties related to real estate ventures of R$133.7 million, R$138.2 million and R$234.9 million, respectively.

As of and for the years ended December 31, 2013, 2012 and 2011, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2013, we were a party to 11,670 civil actions, totaling R$1,103 million. Of these actions, we were the plaintiff in 529 actions and the defendant in approximately 11,141 actions, with aggregate amounts of R$145 million and R$958.6 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses, termination of agreements with the reimbursement of the amounts paid and indemnification for labor accidents. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2013, the provisions related to civil claims include R$67.48 million related to lawsuits in which the Company is included as successor in enforcement actions, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff alleges that the Company should be liable for the debts of Cimob. Certain claims, amounting to R$13.78 million, are backed by guarantee insurance, in addition we have made judicial deposits amounting to R$48.82 million, in connection with the restriction of the usage of our bank accounts; and there is also a restriction on the use of our treasury stock in order to guarantee the enforcement. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision is on appeal, and cannot be predicted at present.

As of December 31, 2013, the provision for our civil claims amounted to R$140.7 million.

Environmental Claims

As of December 31, 2013, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

In addition, we are occasionally party to other administrative environmental inquiries or claims by the Public Prosecution Offices or by other governmental agencies or third parties. These inquiries may result in public environmental claims against us and the findings in these inquires may give rise to other administrative and criminal claims. However, based on currently available information, we do not believe these matters are, or are likely to be in the future, material to our business or financial condition.

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

In Case No. 20654-60.2011.4.01.3200, federal prosecutors (Ministério Público Federal) argue that the company has built one of the towers of “Riviera da Ponta Building” on Federal Government property, next to a riverbank. The federal prosecutors claimed R$88.3 million in damages. We estimate the probability of the company to be sentenced to pay R$88.3 million as remote because we believe that the federal prosecutors’ computations to get this number are unreasonable, since they neither the value nor the extension of the area supposedly invaded are accurate. Nevertheless, at this point we cannot estimate what the correct amount would be if we lose this case, as there has been no expert appraisal yet.

As of December 31, 2013, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2013, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$45.6 million. As of December 31, 2013, the provision for tax liabilities amounted to R$1.58 million. In addition, we have deposited R$12.6 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as (1) possible in regard to the principal and interest, and (2) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency considered by our legal counsel as a possible loss totaled R$15.9 million. According to the negotiation of the sale of controlling interest of 70% in Alphaville, it was agreed in the purchase and sale contract that Gafisa is responsible in the event of unfavorable decision.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$10.6 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$10.6 million.

Labor Claims

As of December 31, 2013, we were a defendant in approximately 5,813 labor claims resulting from our ordinary course of business, of which approximately 65% were filed by outsourced workers and approximately 35% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2013, the total value involved in the labor claims filed against us was approximately R$193.3 million. As of December 31, 2013, the provision for labor claims amounted to R$55.6 million.

In addition, we are periodically party to other administrative labor inquiries or claims by the Public Prosecution Offices or by other governmental agencies or third parties. These inquiries may result in public labor claims against us and the findings in these inquires may give rise to other claims. However, based on currently available information, we do not believe these matters are, or are likely to be in the future, material to our business or financial condition.

Arbitration

We are also involved in 8 arbitrations proceedings: seven of them by partners seeking to discuss and terminate the partnership to develop a few real estate projects and one regarding enforceability of contractual clauses which ended with a partially favorable decision to the company. That decision imposed to Gafisa the obligation to provide a guarantee to the plaintiffs, in the amount of R$4.5 million, which remains valid to the date of this annual report. The remaining seven cases are pending final decisions as of year-end.

As of December 31, 2013, we have made no provisions for arbitration claims.

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

On July 11, 2013, the Company received CVM/SEP/GEA-5 Letter No. 240/2013, which requested information on the criteria for measuring and recognizing revenues. The Company has already provided all the information requested by CVM . On November 2013, we received a letter from the CVM: SEP/GEA-5/no 362/2013, requesting information related to some control deficiencies. We have already provided all the information requested by the CVM.

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

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve. Under Brazilian corporate law and our bylaws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2013, our legal reserve amounted to R$31.6 million.

•
Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This investment reserve may not exceed 80% of our share capital. As of December 31, 2013, there was no amount allocated to a statutory reserve.

•
Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2013, there was no amount allocated to a contingency reserve.

•
Investment Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2013, our investment reserve amounted to R$437.2 million.

•
Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2013, there was no amount allocated to our retained earnings reserve.

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

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of tax favorable jurisdiction includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by an interpretation of Law No. 11,727.

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

In 2012, we did not distribute any dividends, related to fiscal year 2011. In 2013, we did not distribute any dividends, related to fiscal year 2012.

On December 20, 2013, we approved the distribution of interest on equity, charging the account of net income for the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deducted from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation Nº 207/96, in the gross amount of R$130.2 million, corresponding to R$0.31112217224 per outstanding share.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2009	16.16	4.26	830,509	18.81	3.54	2,077,590
December 31, 2010(2)	14.83	9.31	2,210,016	18.24	10.04	4,339,823
December 31, 2011	12.25	4.10	3,548,148	15.17	4.30	8,082,453
December 31, 2012	5.47	2.09	2,911,582	6.78	2.05	14,660,144
December 31, 2013	5.13	2.22	1,853,011	5.23	2.62	10,648,389
Quarter
First quarter 2012	5.47	4.12	3,705,616	6.78	4.61	13,832,655
Second quarter 2012	4.29	2.09	3,056,674	4.64	2.05	15,575,915
Third quarter 2012	4.83	2.20	2,669,424	4.70	2.11	17,061,943
Fourth quarter 2012	4.98	3.59	2,225,663	4.70	3.50	11,947,754
First quarter 2013	5,13	3,72	2,169,463	5,23	3,71	10,942,132
Second quarter 2013	4,57	2,38	1,957,523	4,57	2,70	12,196,700
Third quarter 2013	3,40	2,22	1,717,811	3,80	2,62	10,591,395
Fourth quarter 2013	3,40	2,50	1,587,024	3,88	2,80	8,825,931
Month
September 2013	3.40	2.46	1,825,014	3.80	2.94	9,503,771
October 2013	3.37	2.69	1,663,448	3.78	3.03	6,597,069
November 2013	2.98	2.50	1,594,808	3.39	2.80	10,512,115
December 2013	3.40	2.70	1,495,906	3.88	3.13	9,837,842
January 2014	3.12	2.55	4,401,518	3.67	3.07	34,796,481
February 2014	2.93	2.45	4,120,934	3.35	2.86	24,563,422
March 2014	3.00	2.96	3,120,550	3.38	3.00	24,509,211
April 2014 (through April 24)	3.31	3.22	1,169,562	3.80	3.48	15,251,300

(1)	Average number of shares traded per day.

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

Trading on the BM&FBOVESPA

Trading on the São Paulo Stock Exchange is conducted every business day, from 10:00 a.m. to 5:00 p.m., on an electronic trading system called “Megabolsa.” Trading is also conducted between 5:30 p.m. and 6:00 p.m., on an online system connected to Megabolsa and Internet brokers called the “After Market” The “after-market” trading is scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and trade through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$1.21 trillion as of March 27, 2013 and an average daily trading volume of US$3.6 billion for 2012. In comparison, the NYSE had a market capitalization of US$16.61 trillion as of March 27, 2013 and an average daily trading volume of approximately US$164,196.21 million for 2012. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Depositary Receipts

Resolutions No. 1,927/92 and 3,845/10 of the CMN, which restated and amended Annex V to Resolution No. 1,289/87 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. Our ADSs program was approved by the CVM on March 8, 2007.

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

Issued Share Capital

As of December 31, 2013, our share capital was R$2,740,661,187.74, all of which was fully subscribed and paid-in. Our share capital is comprised of 435,559,201 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of BM&FBOVESPA shall keep its listed company register with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were revised in 2011 and the new rules are in full force and effect since May 10, 2011. On June 9, 2011, we have already adapted our bylaws to the new rules of the Novo Mercado.

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

The board of directors shall always disclose to the market an opinion regarding any tender offer of the company’s shares, informing, among others, their position on the convenience and consequences of such offer in respect to the interests (a) of the shareholders and regarding the liquidity of such securities held by the shareholders and (b) of the company, stating their reasons for being favorable or against the offer. Additionally, the board of directors shall always emphasize that each shareholder is responsible for the final decision regarding the acceptance or not of such tender offer.

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

The Novo Mercado rules require companies to provide quarterly information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. We provide such required information on a quarterly basis and voluntarily on a monthly basis. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to BM&FBOVESPA and to the market a Securities Negotiation Policy applicable at least to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation.

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

Policy for the Trading of Our Securities

On July 11, 2011, our board of directors approved the amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy passed on July 15, 2009, which establishes the following procedures regarding the policy for the trading of our securities:

•
the company and all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who have signed the compliance statement and became aware of information of a material transaction or event involving our company, are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or a possible buyback, also through private trading, carried out by us, provided that such buyback program is carried due to the exercise of stock options in connection with the plan or program. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

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

In cases where (1) our company merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the BM&FBOVESPA index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. We are currently part of the IBOVESPA (the BM&FBOVESPA index) and have no controlling shareholder. Therefore, our shares are, at present, considered liquid and widely held for the purposes of this paragraph.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders’ general meeting. We are entitled to reconsider any action giving rise to withdrawal rights for within 10 days after the expiration of the 30-day period if the redemption of shares of absent, dissenting or non-voting shareholders would jeopardize our financial stability. If shareholders exercise withdrawal rights, they are entitled to receive the economic value of the company’s shares, as determined by a valuation report issued by a specialized firm. If the resolution giving rise to the appraisal rights is made later than 60 days after the date of the last approved balance sheet, the shareholder may demand that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date. In this case, we must immediately pay 80% of the equity value of the shares according to the most recent balance sheet approved by our shareholders, and the remaining balance must be paid within 120 days after the date of the resolution of the shareholders’ general meeting.

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

Quorum for our Shareholders’ General Meetings

As a general rule, Brazilian corporate law provides that a quorum at a shareholders’ general meeting consists of shareholders representing at least 25% of a company’s voting capital on the first call and, if that quorum is not reached, any percentage on the second call. A quorum for the purposes of amending our bylaws consists of shareholders representing at least two-thirds of voting capital on the first call and any percentage on the second call.

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

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which, in our case is O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, upon the request of any shareholder, the CVM may require that the first notice be published 30 days in advance of the meeting if the meeting relates to complex transactions and, accordingly, shareholders need more time to be familiarized with and analyze such transactions. In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the date, time, place and agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Regulation No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise.

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

A tender offer as a result of an acquisition of a 30% equity stake is not mandatory in any of the following cases: (1) if after the acquisition of such 30% equity stake, the same shareholder who held more than 50% of our shares remains as controlling shareholder; (2) if a 30% equity stake is obtained as a result of purchases made under another public tender offer for the acquisition of our shares by their economic value, made in accordance with the Novo Mercado Listing Rules or with the applicable law; provided that the offer was made for all shares of the company and at least the minimum price has been paid; (3) if a 30% equity stake is obtained involuntarily as a result of a corporate reorganizations, cancellation of shares in treasury, share redemption, capital reduction, or of a subscription of shares made under a primary public offer for distribution of our shares where the preemptive rights were not exercised by all shareholders who had it or which did not have as subscribers as expected; or (4) in the case of a sale of a controlling stake, which is subject to the rules described above for such case.

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

On February 26, 2014, the Board of Directors of Tenda approved the closing of Tenda’s repurchase of shares program as approved on December 9, 2013. During the course of this program, Tenda purchased 15,500,000 common shares issued by Gafisa to be kept in treasury and future disposal.

On the same date, the Board of Directors of Gafisa approved the creation of a repurchase of its common shares to be kept in treasury and future cancellation or disposal up to 17,456,434, which corresponded to 10% of the then outstanding common shares. The purchase of shares by Gafisa under this program is conditioned to the maintenance of Gafisa’s consolidated net debt to equity ratio at or below 60%. This program will end on February 25, 2015.

Any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction, except if previously approved by the CVM. Moreover, we may acquire or issue put or call options related to our shares upon prior approval of the shareholders.

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

On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares, by means of a merger of the totality of shares issued by Shertis Empreendimentos e Participações S.A. or “Shertis”, which main asset are shares representing 20% of Alphaville’s shares, in the total amount of R$126.5 million. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis. On July 3, 2013, we acquired the remaining shares of Alphaville, corresponding to 20% of its capital stock, by means of the acquisition by Tenda of all the shares of EVP Participações SA, a holding company that had Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves as shareholders and the holder of the remaining shares of Alphaville. Gafisa paid R$366,661,985.11 in Brazilian national currency to the former owners of the shares.

On December 9, 2013, we completed the sale of a majority stake in Alphaville to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was previously announced on June 7, 2013. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded with a sale of 50% stake by Gafisa and 20% stake by Tenda, with Gafisa retaining the remaining 30% of Alphaville capital stock. The proceeds from the transaction, post adjustments agreed to in the Share and Purchase Agreement, were R$1.54 billion, consisting of R$1.25 billion from Fundo AE for the acquisition of Alphaville shares, and an R$290 million dividend distribution by Alphaville.

D.	Exchange Controls

There are no restrictions on ownership of our common shares by individual or legal entities domiciled outside Brazil. However, the right to convert dividend payments and proceeds from the sale of our shares into foreign currency and to remit such amounts abroad is subject to requirements under foreign investment legislation which generally establish that the relevant investment be registered with the Central Bank and/or the CVM. Subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of reais by a person or legal entity resident, domiciled or headquartered in Brazil, as the case may be, is allowed, without limitation as to amount, provided that the underlying transaction is legal, legitimate and has economic substance, as evidenced by the applicable supporting documentation submitted to the financial institution in charge of the foreign exchange transaction. In addition, foreign currencies may only be purchased through duly authorized financial institutions headquartered in Brazil. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may adversely affect your ability to receive dividends and distributions on the ADSs and on our common shares, or the proceeds of any sale of our common shares” and “Item 9. The Offer and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

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

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have entered into a Tax Information Exchange Agreement and have had discussions that may culminate in an income tax treaty. No assurance can be given, however, as to whether or when an income tax treaty will enter into force or how it will affect the U.S. Holders (as defined below) of common shares or ADSs. Prospective holders of common shares or ADSs should consult their own tax advisers as to the tax consequences of the acquisition, ownership and disposition of common shares or ADSs in their particular circumstances.

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

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when the gain is earned on a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 2,689, dated January 26, 2000 (“2,689 Holder”) and (2) is not a resident in a country that does not tax income or that taxes it at a maximum rate of 20% (“Low or Nil Tax Jurisdiction”); or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains recognized by a Non-Resident Holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset against any income tax due on the capital gain.

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

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for the underlying common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank and as long as ADSs are not deemed to be “assets located in Brazil.”

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

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of June 5, 2013, any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 2,689 Holders is subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 2,689 Holders with respect to investments on the Brazilian financial and capital markets.

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

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities (“IOF/Bonds Tax”) due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero.

As from December 24, 2013, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is zero percent. In case of transfer of shares with such characteristics carried out before December 24, 2013, a rate of 1.5% was applied on the product of (a) the number of shares which were transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price was not available on that date, the last available closing price for those shares, or, in case of a public offer, the price defined in the bookbuilding process. The person responsible for paying the IOF/Bonds Tax was (a) the financial institution that acts as custodian of the shares in Brazil, or (b) in case of public offers, the leading bookrunner.

The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day of the transaction amount, but only in respect of future transactions.

New Tax Regime Created by Provisional Measure 627 - Under Discussion in Brazilian Congress

Normative Instruction 1,397/2013 (“NI 1,397/2013”), published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in place on December 31, 2007, and not according to IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions might be considered taxable, subject to 15% withholding tax or 25% if the Non-Resident Holder is domiciled in a country or location that is considered to be a “tax favorable jurisdiction”.

Provisional Measure 627/2013 (PM 627/2013), published in the Official Gazette on November 12, 2013, introduced changes to different tax provisions including, but not limited to payments of dividends and interest in net equity dividends. According to PM 627/2013, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to retroactive taxation as established by NI 1,397/2013 on dividends distributions which were “actually paid” before November 12th, 2013. As of the date of this annual report, we have not made a decision if we will adopt the new tax regime from January 1, 2014.

PM 627/2013 is an act of the executive government, and will only become ordinary legislation if sanctioned by Brazil’s National Congress. Congress may make significant changes to the new tax rules set out in the Provisional Measure. Moreover, if the Provisional Measure is not converted into ordinary legislation within 120 days from publication plus the time period established for presidential sanction, it will cease to have effect. Moreover, PM 627/2013 still awaits regulation by Brazilian tax authorities.

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

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal income tax purposes:

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

The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”) or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the American depositary shares may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of American depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of Brazilian taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

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

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

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

Other Brazilian Taxes

The Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations”) will not be treated as creditable foreign tax for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for its 2013 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs. If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

We furnish to Citibank, N.A., as depositary, copies of all reports we are required to file with the SEC under the Securities Exchange Act, including our annual reports in English, containing a brief description of our operations and our audited annual consolidated financial statements which are prepared in accordance with Brazilian GAAP and include a reconciliation to U.S. GAAP. In addition, we are required under the deposit agreement to furnish the depositary with copies of English translations to the extent required under the rules of the SEC of all notices of meetings of shareholders and other reports and communications that are generally made available to shareholders. Under certain circumstances, the depositary will arrange for the mailing, at our expense, of these notices, other reports and communications to all ADS holders.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2013.

	As of December 31, 2013
	Expected Maturity Date
	Total	2014	2015	2016	2017 and later	Principal Index(1)	Fair Value
	(in millions of reais)
Liabilities:
Loans, financing and debentures:
Debentures	1,421.2	563.8	499.1	158.3	200.0	CDI/TR	1,429.0
Average interest rate	10.75%	11.23%	12.11%	13%	13.42%
Loans and financing (working capital)	550.0	243.9	182.8	105.1	18.2	CDI	562.2
Average interest rate	11.47%	11.96%	12.84%	13.73%	14.16%
Loans and financing — SFH	1,088.3	346.5	459.6	191.3	90.9	TR	1,074.4
Average interest rate	10.21%	10.69%	11.57%	12.45%	12.99%
Total loans, financing and debentures	3,059.5	1,154.2	1,141.5	454.7	309.1	TR/CDI	3,065.6
Obligation to venture partner	123.7	112.9	6.1	3.6	1.1	CDI	125.7
Real estate development obligations(2)	1,994.2	1,100.5	727.2	154.4	12.1	-	1,994,2
Obligations for purchase of land	439.0	359.0	57.4	21.9	0.7	-	439,0
Total	5,616.4	2,726.6	1,932.2	634.6	323.0	-	5,624.5
Assets:
Cash and cash equivalent	215.2	215.2	-	-	-	-	215.2
Marketable securities (current and non-current)	1,809.0	1,809.0	-	-	-	-	1,809.0
Receivables from clients	2,223.7	1,909.9	183.1	62.0	68.7	-	2,223.7
Receivables from clients (2)	1,863.5	-	1,095.3	358.7	409.5	-	1,863.5
Total client receivables	4,087.2	1,909.9	1,278.4	420.7	478.2	-	4,087.2
Total	6,111.4	3,934.1	1,278.4	420.7	478.2	-	6,111.2

(1)
See notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2013, the annualized index was 8,06% for CDI, 0.59% for TR, 8.1% for INCC and 5.5% for IGPM.

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

Foreign Exchange Rate

During 2013, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2013, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave.- New York - NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2013, we received from the depositary of our ADSs US$2.0 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the Chief Executive and Chief Financial Officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

(b) Management’s Annual Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company’s Chief Executive Officer and Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in conformity with Brazilian GAAP, including the reconciliation to U.S. GAAP in accordance with Item 18 of Form 20-F .

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluations of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Registrant‘s internal control over financial reporting as of December 31, 2013. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2013, the Company’s internal control over financial reporting is effective based on those criteria.

 (c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by KPMG Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on page F-5.

(d) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation of previously existing material weaknesses

The Company’s management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012. This assessment identified a “material weakness” in internal control over financial reporting as of December 31, 2012, which is discussed in the following paragraph.

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

In the year ended December 31, 2012, during process of preparing our annual report a material weakness was reported due to the lack of effective preparation, review and monitoring controls to ensure that proper accounting treatment was adopted in an accurate and timely manner during the financial statement closing process related to the preparation of the reconciliation of net income (loss) and equity from Brazilian GAAP to U.S. GAAP and required disclosures. Our internal controls over financial reporting did not detect these deficiencies.

In order to remediate the identified material weakness over the U.S. GAAP conversion process, the Company evaluated all aspects of preparing the U.S. GAAP disclosures, including but not limited to the following:

•	Increase the use of accounting software with built in controls for the more complex conversion areas;

•	Improve the timely capture of changes in the business that could reasonably bear on accounting considerations;

•	Improve the U.S. GAAP training of personnel preparing this information; and,

•	Ensure the supervisory function is adequate and allows sufficient time to review and address critical issues in order to further strengthen the financial statement closing process

The following actions were taken to address the previously identified material weaknesses:

•
Implementation of several controls to strengthen our control environment surrounding our financial statement closing process. We designed and restructured, when applicable, our controls and risk matrixes to compile and prepare our financial statements and related disclosures, as required by U.S. GAAP, within the required timeframe and at a level of detail up to par with the complexity of our business and transactions;

•
Implementation of controls around the identification, documentation and application of technical accounting guidance with particular emphasis on events out of the ordinary course of business, such as participation in the executive committee decisions on strategic decisions and then ensuring their implementation and follow-up of decisions taken;

•
Strengthening management‘s supervision and review responsibilities, ensuring that the supervisory responsibility and experience levels of the personnel in the accounting area are adequate and allow sufficient time to review and address critical accounting issues in order to further strengthen the financial statement closing process;

•
Hiring of consultants specialized in U.S. GAAP to review and address critical accounting issues in order to further strengthen our financial statement closing process and thus performing additional reviews over our financial statements;

•
Preparation of formal accounting memoranda to support our conclusions on technical accounting matters, and the development and use of checklists to assist us in assuring U.S. GAAP compliance regarding complex accounting issues; and

•	Intensification of the use of our ERP system in order to generate and maintain our revenue recognition process database.

 We designed and restructured our accounting closing procedures to enhance the quality of our accounting process with greater involvement of our management.

These measures were successful in remediating during 2013 the material weakness identified as of December 31, 2012.

No other significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

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

The Audit Committee convened 10 times in 2013. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Nelson Machado and Maurício Marcellini Pereira, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

The composition of the Audit Committee is expected to change in the first meeting to be held by the Board of Directors, after their election in the Annual General Shareholders’ Meeting held on April 25, 2014.

ITEM 16B. CODE OF BUSINESS CONDUCT AND ETHICS

On July 10, 2007, we adopted a Code of Business Conduct and Ethics (The Code) that applies to our chief executive officer, chief financial officer, principal accounting officer and persons performing similar functions, as well as to our directors, other officers and employees. The objective of this code is (1) to reduce the subjectivity of personal interpretations of ethical principles; (2) to be a formal and institutional benchmark for the professional conduct of the employees, including the ethical handling of actual or apparent conflicts of interests, becoming a standard for the internal and external relationship of the Company with its shareholders, clients, employees, partners, suppliers, service providers, labor unions, competitors, society, government and the communities in which we operate; and (3) to ensure that the daily concerns with efficiency, competitiveness and profitability do not override ethical behavior.

The Code is regularly reviewed and updated, in order to address international and local requirements regarding ethics on business, conflict of interests, disclosure of information and anti-corruption procedures.

The Code can be obtained from our website (www.gafisa.com.br) or , free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

We have also established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 583 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by KPMG Auditores Independentes (“KPMG”) and by Ernst & Young Auditores Independentes S.S. (“EY”) for services performed in 2013 and 2012, respectively, and the remuneration for these services in each period.

	2013	2012
	(in thousands of reais)
Audit fees (1)	4,308	13,850
Audit related fees (2)	-	-
Tax fees (3)	-	-
Total	4,308	13,850

(1)
“Audit fees” are the aggregate fees billed by KPMG and EY for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by KPMG and EY during either of 2013 or 2012.

(3)	There were no “Tax fees” billed by KPMG and EY during 2013 or 2012.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Previous independent registered public accounting firm

On June 21, 2013, Gafisa replaced Ernst & Young Auditores Independentes as its independent registered public accounting firm. Gafisa's board of directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of Ernst & Young Auditores Independentes on the consolidated financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years and through June 21, 2013, there have been no disagreements with Ernst & Young Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Ernst & Young Auditores Independentes would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years and through June 21, 2013, there have been no reportable events (as defined in Item 16(a)(1)(v) of this annual report) except for material weaknesses in Internal Controls over Financial Reporting as discussed in Item 15 of the annual report on Form 20-F for both the year ended December 31, 2012 and 2011. The reportable events discussed above were discussed with the audit committee.

Gafisa requested that Ernst & Young Auditores Independentes furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is included as Exhibit 15.1 to this annual report.

New independent registered public accounting firm

Gafisa engaged KPMG Auditores Independentes public accountants as its new independent registered public accounting firm as of June 21, 2013. During the two most recent fiscal years and through June 21, 2013, Gafisa has not consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Gafisa's financial statements, and neither a written report was provided to Gafisa or oral advice was provided that KPMG concluded was an important factor considered by Gafisa in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

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

12.1.   Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.   Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.   Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.   Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1   Letter from Ernst & Young Auditores Independentes commenting upon its reading of Item 16-F to our annual report on Form 20-F for the fiscal year ended December 31, 2012*

* Filed herewith.

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

Date: April 28, 2014

Consolidated Financial Statements

Gafisa S.A.

December 31, 2013
and Reports of Independent Registered Public Accounting Firm

Gafisa S.A.

Consolidated Financial Statements

December 31, 2013

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (1992 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2013.

São Paulo, Brazil

April 28, 2014

By:	/s/ Alceu Duilio Calciolari
	Name:	Alceu Duilio Calciolari
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gafisa S.A.

We have audited the accompanying consolidated balance sheet of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2013, and the related consolidated statements of profit and loss, comprehensive income, changes in equity, and cash flows for the year then ended. We also have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and subsidiaries as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting practices adopted in Brazil applicable to real estate development entities. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accounting practices adopted in Brazil applicable to real estate development entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

As discussed in Note 3, the Company changed the manner in which it accounts for joint arrangements under CPC 19 (R2) - Joint Arrangements in 2013, which included disclosure of the January 1, 2012 consolidated balance sheet.

São Paulo - Brazil
April 28, 2014

/s/ KPMG Auditores Independentes

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S.A.

We have audited the accompanying consolidated balance sheets of Gafisa S.A. as of December 31, 2012 and January 1, 2012, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows and value added for each of the two years in the period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gafisa S.A. at December 31, 2012 and January 1, 2012 and the consolidated results of its operations, its cash flows and its value added for each of the two years in the period ended December 31, 2012, in conformity with accounting practices adopted in Brazil which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 34 to the consolidated financial statements).

As discussed in Note 3.1, the accompanying consolidated financial statements have been restated for the retrospective adoption of Brazilian accounting standards CPC 18 (R2) - Investments in associates and joint ventures – CVM Resolution No. 696 of December 13, 2012, CPC 19 (R2) - Joint arrangements – CVM Resolution No. 694 of November 23, 2012 and CPC 36 (R3) – Consolidated statements – CVM Resolution No. 698 of December 20, 2012. As is discussed in Note 2.2.31 and Note 3.1, the accompanying consolidated financial statements have been also restated for the retrospective presentation of Alphaville Urbanismo and subsidiaries as discontinued operations during each of the two years ended December 31, 2012.

São Paulo, Brazil

April 28, 2014

ERNST & YOUNG
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Daniel G. Maranhão Jr.	/s/ Marcos Alexandre S. Pupo
Daniel G. Maranhão Jr.	Marcos Alexandre S. Pupo
Accountant CRC1SP215856/O-5	Accountant CRC1SP221749/O-0

Gafisa S.A.

Consolidated balance sheets
December 31, 2013 and 2012 and January 1, 2012
(In thousands of Brazilian Reais)

	Notes	2013	2012	01/01/2012
Assets			(restated)
Current assets
Cash and cash equivalents	4.1	215,194	587,956	69,548
Short-term investments	4.2	1,808,969	979,799	788,803
Trade accounts receivable, net	5	1,909,877	2,493,170	3,337,157
Properties for sale	6	1,442,019	1,892,390	1,762,223
Receivables from related parties	22.1	82,547	164,884	317,005
Assets held for sale	8	114,847	139,359	93,188
Financial instruments	21.i.b	183	9,224	3,847
Prepaid expenses	-	35,188	61,685	68,711
Other accounts receivable	7	71,083	77,573	83,078
Total current assets		5,679,907	6,406,040	6,523,560

Non-current assets
Trade accounts receivable, net	5	313,791	820,774	797,156
Properties for sale	6	652,395	274,034	701,151
Receivables from related parties	22.1	136,508	115,089	95,208
Financial instruments	21.i.b	-	10,443	3,888
Other accounts receivable	7	137,628	163,145	134,654
		1,240,322	1,383,485	1,732,057

Investments in subsidiaries	9	1,120,076	646,812	629,323
Property and equipment, net	10	36,385	46,145	50,073
Intangible assets	11	106,340	230,087	229,770
		1,262,801	923,044	909,166

Total non-current assets		2,503,123	2,306,529	2,641,223

Total assets		8,183,030	8,712,569	9,164,783

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets
December 31, 2013 and 2012 and January 1, 2012
(In thousands of Brazilian Reais)

	Notes	2013	2012	01/01/2012
Liabilities			(restated)
Current liabilities
Loans and financing	12	590,386	613,973	651,128
Loans and financing – reclassified due to default	12	-	-	292,260
Debentures	13	563,832	346,360	303,239
Debentures – reclassified due to default	13	-	-	1,595,961
Payables for purchase of properties and advances from customers	18	408,374	503,889	561,666
Payables for goods and service suppliers		79,342	154,763	130,838
Income tax and social contribution payable		90,309	13,561	-
Other taxes payable		126,316	209,017	219,966
Salaries, payroll charges and profit sharing		96,187	104,586	73,504
Declared dividends		150,067	6,279	12,439
Provision for legal claims	17	72,119	58,570	34,875
Obligations assumed on assignment of receivables	14	82,787	134,339	54,825
Payables to venture partners	15	112,886	161,373	219,796
Payables to related parties	22.1	133,678	138,228	234,921
Other payables	16	176,740	196,346	289,831
Total current liabilities		2,683,023	2,641,284	4,675,249

Non-current
Loans and financing	12	1,047,924	1,290,561	595,341
Debentures	13	857,386	1,389,543	-
Payables for purchase of properties and advances from customers	18	79,975	70,194	146,567
Deferred income tax and social contribution	20	56,652	85,821	103,253
Provision for legal claims	17	125,809	149,790	134,914
Obligations assumed on assignment of receivables	14	37,110	155,960	381,254
Payables to venture partners	15	10,794	162,333	253,390
Other payables	16	69,874	81,254	131,239
Total non-current liabilities		2,285,524	3,385,456	1,745,958

Equity
Capital	19.1	2,740,662	2,735,794	2,734,157
Treasury shares	19.1	(73,070)	(1,731)	(1,731)
Capital reserves and options granted		54,383	36,964	18,066
Income reserve	19.2	468,749	-	-
Accumulated losses		-	(235,582)	(108,539)
		3,190,724	2,535,445	2,641,953
Non-controlling interest		23,759	150,384	101,623
Total equity		3,214,483	2,685,829	2,743,576
Total liabilities and equity		8,183,030	8,712,569	9,164,783

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of operations
Years ended December 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais, except as otherwise stated)

	Notes	2013	2012	2011
Continuing operations			(restated)	(restated)
Net operating revenue	23	2,481,211	2,805,086	1,846,902

Operating costs
Real estate development and sales of properties	24	(1,863,766)	(2,276,804)	(1,927,874)

Gross profit (loss)		617,445	528,282	(80,972)

Operating (expenses) income
Selling expenses	24	(215,649)	(231,746)	(331,602)
General and administrative expenses	24	(234,023)	(252,208)	(184,834)
Income from equity method investments	9	7,370	55,603	19,133
Remeasurement of investment in associate	9	375,853	-	-
Depreciation and amortization	10 and 11	(63,014)	(80,238)	(78,884)
Provision for legal claims	24	(78,402)	(94,932)	(57,902)
Other income (expenses), net	24	(7,709)	(6,083)	(85,143)

Income (loss) before financial income and expenses and income tax and social contribution		401,871	(81,322)	(800,204)

Financial expenses	25	(243,586)	(236,082)	(236,286)
Financial income	25	81,083	55,819	69,558

Income (loss) before income tax and social contribution		239,368	(261,585)	(966,932)

Current income tax and social contribution		(23,690)	(17,403)	(44,555)
Deferred income tax and social contribution		20,878	(2,819)	(61,295)

Total income tax and social contribution	20.i	(2,812)	(20,222)	(105,850)

Net income (loss) from continuing operations		236,556	(281,807)	(1,072,782)

Net income from discontinued operations		631,122	204,128	167,759

Net income (loss) for the year		867,678	(77,679)	(905,023)

(-) Attributable to:
Non-controlling interests		235	49,364	39,845
Owners of Gafisa		867,443	(127,043)	(944,868)

Weighted average number of shares (in thousands)	28	426,300	432,246	431,586

Basic earnings (loss) per thousand weighted average number of shares - In Reais	28	2.0348	(0.2939)	(2.1893)
From continuing operations		0.7358	(0.6717)	(2.5003)
From discontinued operations		1.2990	0.3778	0.3110

Diluted earnings (loss) per thousand weighted average number of shares - In Reais	28	2.0226	(0.2939)	(2.1893)
From continuing operations		0.7315	(0.6717)	(2.5003)
From discontinued operations		1.2911	0.3778	0.3110

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2013, 2012 and 2011
 (In thousands of Brazilian Reais)

	2013	2012	2011
		(restated)	(restated)
Net income (loss) for the year	867,678	(77,679)	(905,023)

Total comprehensive income (loss), net of taxes	867,678	(77,679)	(905,023)

Attributable to:
Owners of Gafisa	867,443	(127,043)	(944,868)
Non-controlling interests	235	49,364	39,845

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity
Years ended December 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais)

		Attributable to owners
					Income reserves
	Notes	Capital	Treasury shares	Capital reserves and options granted	Legal reserve	Reserve for future investments	Accumulated losses	Total Company	Non-controlling interests	Total Consolidated

Balances at December 31, 2010		2,729,198	(1,731)	295,879	44,986	502,418	-	3,570,750	61,422	3,632,172
Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	3.1	-	-	-	-	-	(6,520)	(6,520)	7,574	1,054
Balances at January 1, 2011 (restated)		2,729,198	(1,731)	295,879	44,986	502,418	(6,520)	3,564,230	68,996	3,633,226
Exercised stock options	19.1	4,959						4,959	-	4,959
Stock option compensation	19.3	-	-	17,632	-	-	-	17,632	162	17,794
Declared dividends		-	-	-	-	-	-	-	(7,380)	(7,380)
Net income (loss) for the year		-	-	-	-	-	(944,868)	(944,868)	39,845	(905,023)
Absorption of current year loss by capital and income reserves		-	-	(295,445)	(44,986)	(502,418)	842,849	-	-	-
Balances at January 1, 2012		2,734,157	(1,731)	18,066	-	-	(108,539)	2,641,953	101,623	2,743,576

Exercised stock options	19.1	1,637	-	-	-	-	-	1,637	12,436	14,073
Stock option compensation	19.3	-	-	18,898	-	-	-	18,898	(1,521)	17,377
Declared dividends	-	-	-	-	-	-		-	(11,518)	(11,518)
Net income (loss) for the year (restated)	-	-	-	-	-	-	(127,043)	(127,043)	49,364	(77,679)

Balances at December 31, 2012 (restated)		2,735,794	(1,731)	36,964	-	-	(235,582)	2,535,445	150,384	2,685,829

Exercised stock options	19.1	4,868	-	-	-	-	-	4,868	3,065	7,933
Stock option compensation	19.3	-	-	17,419	-	-	-	17,419	2,687	20,106
Repurchase of treasury shares	19.1		(71,339)	-	-	-	-	(71,339)	(3,556)	(74,895)
Acquisition of non-controlling interests									(120,051)	(120,051)
Net income for the year	-	-	-	-	-	-	867,443	867,443	235	867,678
Allocation:	19.2
Legal reserve		-	-	-	31,593	-	(31,593)	-	-	-
Interest on equity		-	-	-	-	-	(130,192)	(130,192)	-	(130,192)
Declared dividends		-	-	-	-	-	(32,920)	(32,920)	(9,005)	(41,925)
Reserve for future investments		-	-	-	-	437,156	(437,156)	-	-	-

Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of cash flows
Years ended December 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais)

	Consolidated
	2013	2012	2011
Operating activities		(restated)	(restated)
Income (loss) before income tax and social contribution from continuing and discontinued operations	239,368	(57,457)	(799,173)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization	63,014	80,238	78,884
Stock options expense	17,419	18,899	17,642
Unrealized interest and charges, net	28,476	112,071	111,151
Warranty provision	(20,928)	20,633	14,833
Provision for legal claims and commitments	78,402	94,279	57,902
Provision for profit sharing	59,651	47,709	-
Allowance for doubtful accounts and cancelled contracts	(27,102)	(39,755)	67,056
Provision for realization of non-financial assets:
Properties for sale	2,829	(37,620)	92,055
Intangible assets	962	11,690	10,430
Income from equity method investments	(7,370)	(55,603)	(19,133)
Remeasurement of investment in associate	(375,853)	-	-
Financial instruments	5,103	(6,150)	(7,735)
Provision for penalties due to delay in construction works	(21,719)	(13,946)	51,211
Write-off of property and equipment, net	23,708	8,716	9,579

Decrease/(increase) in operating assets
Trade accounts receivable	260,557	444,797	71,781
Properties for sale and land available for sale	(189,968)	340,638	(781,517)
Other accounts receivable	24,659	205,416	(372,235)
Prepaid expenses	26,497	5,940	(59,088)

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(19,812)	(134,150)	263,177
Taxes and contributions	(31,158)	(29,039)	23,574
Payables for goods and service suppliers	(8,314)	38,568	(26,340)
Salaries, payroll charges and profit sharing	(47,517)	(16,627)	2,265
Other payables	198,585	(196,505)	359,166
Transactions with related parties	37,772	(162,341)	88,925
Income tax and social contribution payable	(19,609)	(36,113)	(44,555)

Net cash generated by (used in) operating activities	297,652	644,288	(790,145)

Investing activities
Acquisition of 20% of AUSA	(366,662)	-	-
Sale of controlling interest in AUSA	1,254,521	-	-
Cash from discontinued operation	(155,755)	-	-
Purchase of property and equipment and intangible assets	(80,993)	(97,033)	(95,572)
Purchase of short-term investments	(4,674,281)	(4,141,512)	(2,396,624)
Redemption of short-term investments	3,681,342	3,950,516	2,462,755
Increase in investments	(102,639)	(33,883)	(2,200)
Dividends received	342,176	33,952	-

Net cash used in investing activities	(102,291)	(287,960)	(31,641)

Financing activities
Proceeds from stock options exercised	4,868	1,637	4,959
Redeemable shares of Credit Rights Investment Fund (FIDC)	(5,089)	6,642	(15,120)
Increase in loans, financing and debentures	1,783,183	1,110,844	1,009,716
Payment of loans, financing and debentures – principal	(1,875,270)	(772,991)	(425,884)
Payment of loans, financing and debentures – interest	(259,285)	(243,805)	(274,608)
Assignment of receivables	-	229,051	398,674
Payables to venture partners	(112,743)	(149,480)	68,922
Loan transactions with related parties	(32,449)	(19,818)	(32,895)
Repurchase of treasury shares	(71,339)	-	-
Dividends paid	-	-	(98,812)

Net cash generated by (used in) financing activities	(568,124)	162,080	634,952

Net increase/(decrease) in cash and cash equivalents	(372,763)	518,408	(186,834)

Cash and cash equivalents
At the beginning of the year	587,956	69,548	256,382
At the end of the year	215,193	587,956	69,548

Net increase (decrease) in cash and cash equivalents	(372,763)	518,408	(186,834)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Statement of value added
Years ended December 31, 2013, 2012 and 2011
(In thousands of Brazilian Reais)

	2013	2012	2011
		(restated)	(restated)

Revenues	3,330,981	3,244,606	2,188,676
Real estate development and sales	2,618,737	2,784,983	2,308,029
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	81,122	255,495	(287,112)
Profit from discontinued operations	631,122	204,128	167,759
Inputs acquired from third parties (including taxes on purchases)	(1,904,141)	(2,371,262)	(2,150,000)
Operating costs - Real estate development and sales	(1,706,554)	(2,119,709)	(1,824,109)
Materials, energy, outsourced labor and other	(197,587)	(251,553)	(325,891)

Gross value added	1,426,840	873,344	38,676

Depreciation and amortization	(63,014)	(80,238)	(78,884)

Net added value produced (distributed) by the Company	1,363,826	793,106	(40,208)

Value added received on transfer	464,306	111,422	88,691
Profit of investment stated at fair value	375,873	-	-
Income from equity method investments	7,350	55,603	19,133
Financial income	81,083	55,819	69,558

Total value added to be distributed	1,828,132	904,528	48,483

Value added distribution	1,828,132	904,528	48,483
Personnel and payroll charges	285,276	306,244	294,645
Taxes and contributions	264,795	321,309	349,068
Interest and rents	410,618	404,018	349,638
Interest on equity	130,192	-	-
Dividends	32,920	-	-
Retained earnings (absorbed losses) attributable to noncontrolling interests	(235)	(49,364)	(39,845)
Retained earnings (absorbed losses)	704,566	(77,679)	(905,023)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters in Brazil. The address of the Company’s registered office is at Avenida das Nações Unidas, 8.501, 19th floor, São Paulo, São Paulo. The Company commenced operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf and on behalf of for third parties, (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or– “SPEs”) or through the formation of consortia and condominiums. SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures. Controlled entities substantially share the managerial and operating structures and the corporate, managerial and operating costs with the Company.

On June 7, 2013, the Company disclosed the material fact it had executed a contract for the sale of its 70% of majority stake in Alphaville Urbanismo (“AUSA”) to Private Equity AE Investimentos e Participações S.A., represented by Blackstone Real Estate Advisors L.P and Pátria Investimentos Ltda, giving continuity to the material fact disclosed on September 10, 2012, related to the analysis of strategic options regarding the AUSA business.

On July 3, 2013, the Company disclosed the material fact it had acquired the remaining shares of AUSA (corresponding to a 20% stake), through the acquisition by its subsidiary Tenda of all outstanding shares of EVP Participações S.A. for a total amount of R$366,662, giving continuity to the material fact disclosed on June 7, 2013.

On December 9, 2013, the Company disclosed the material fact that it had completed of the above-mentioned sale transaction. All conditions precedent for the completion of the transaction were met. The transaction was executed with the transfer of a 50% stake by the Company and a 20% by the subsidiary Tenda. As of December 31, 2013, the Company holds the remaining 30% interest in the capital of AUSA. The cash proceeds received from the sale totaled R$1,545,183, of which R$1,254,521 was received through payment from the AE Fund for the acquisition of shares and R$290,662 was received by means of dividends distributed by AUSA.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 28, 2014.

Brazilian GAAP differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the CPC, the CVM and the CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 34. US GAAP condensed consolidated balance sheets have been included in Note 34 (d)(i) for 2013, 2012 and 2011 and US GAAP consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2013, 2012 and 2011 have been included in Note 34 (d)(ii) and Note 34 (d)(iii), respectively.

Certain matters related to the meaning and application of the continuous transfer of the risks, benefits and control over the real estate unit sales have been analyzed by the International Financial Reporting Interpretation Committee (IFRIC), at the request of some countries, including Brazil. However, in view of the project for issuing a revised standard relating to revenue recognition, IFRIC has been discussing this topic in its agenda, understanding that the concept for recognizing revenue is included in the standard that is currently under discussion.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.1.	Basis of presentation and preparation of consolidated financial statements--Continued

The consolidated financial statements have been prepared on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the consolidated financial statements. The Company is in compliance with all of its debt covenants at the date of issue of these consolidated financial statements.

All amounts reported in the accompanying consolidated financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.
Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The subsidiaries are fully consolidated from the date when the control is transferred to the Company. The consolidation is discontinued from the date that control ceases. As of December 31, 2013, 2012 and 2011, the consolidated financial statements include the full consolidation of the following companies:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.1.	Basis of presentation and preparation of consolidated financial statements--Continued

2.1.1.	Consolidated financial statements --Continued

	Interest %
	2013	2012	2011

Gafisa (*)	100	100	100
Construtora Tenda and subsidiaries (Tenda) (*)	100	100	100
Alphaville Urbanismo and subsidiaries (AUSA) (*) (a)	-	80	80
(*)	Does not include jointly-controlled investees, which as of January 1, 2013 are accounted for under the equity method, in accordance with CPC 18(R2) and CPC 19(R2) (See Note 3).
(a)
As mentioned Note 1, the Company sold its controlling interest in AUSA. In accordance with CPC 31 – Non-current Asset Held for Sale and Discontinued Operation, for purposes of comparability, the information in the statements of operations as of December 31, 2012 were restated and the income from discontinued operations is presented as a single amount, retrospectively, in the heading “Net income from discontinued operations”. The comparative information for the balance sheets was not restated, in line with CPC 31.

The accounting practices have been applied consistently by all subsidiaries included in the consolidated financial statements. The subsidiaries have the same fiscal year as the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

(i)	Cease of control

As defined in paragraph 25 of CPC 36 (R3) – Consolidated Statements, in the event of cease of control, the Company:

•	Derecognizes (writes-off):
(i)	The assets (including any goodwill) and liabilities of the subsidiary at the carrying value on the date control ceases; and

(ii)	The carrying value of any noncontrolling interest in the former subsidiary on the date control ceases (including any components of other comprehensive income attributed to them).

•	Recognizes:
(i)	The fair value of the consideration received, if any, arising from the transaction, event or circumstances that resulted in the cease of control; and

(ii)	Any investment retained in the former subsidiary, at its fair value, on the date control ceases.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies - Continued

2.1.	Basis of preparation of consolidated financial Statements - Continued

2.1.2.	Functional and presentation currency These consolidated financial statements are presented in Reais, which is the functional currency of the Company and its subsidiaries.

2.1.3.	Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Board of Executive Officers and the Statutory Board, who are responsible for allocating resources, assessing the performance of operating segments and making strategic decisions.

2.2.	Summary of significant accounting policies

2.2.1.
Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations regarding future events, considered reasonable under the circumstances.

(i)
Judgments

The preparation of the consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date. Assets and liabilities subject to estimates and assumptions include the useful lives of property and equipment, allowance for doubtful accounts and cancelled contracts, provision for fines due to delay in construction projects, provisions for impairment of assets, deferred tax assets, provision for warranties, provisions for tax, labor and civil actions, and the measurement of the estimated cost of ventures and financial instruments.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)	Impairment of non-financial assets

Management reviews annually and/or when a specific event occurs the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate an impairment. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision is recognized by adjusting the carrying amount to the recoverable amount. These impairment losses are recognized in profit or loss when incurred. Indefinite lived intangible assets and goodwill attributable to future economic benefit are tested at least annually or when circumstances indicate a decrease in the carrying amount.

The carrying amount of an asset or cash-generating unit is defined as the grater of its value in use and its fair value less costs to sell.

Cash flows are derived based on the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset base of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows and the growth rate used for purposes of extrapolation.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions --Continued

a)	Impairment of non-financial assets--Continued

The value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between knowledgeable and willing parties, reduced by expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

b)	Properties for sale

Properties for sale are measured at construction cost, which cannot exceed its net realizable value. In the case of real estate under construction, the portion in inventory corresponds to the cost incurred for units that have not yet been sold.

The cost of properties for sale includes expenditures incurred in the acquisition of the land and in construction (including foundation, structure, finishing and the costs of construction materials), costs of own and outsourced labor, and directly attributable finance costs.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions --Continued

b)	Properties for sale --Continued

Land can be acquired for cash, in installments, bartered for units of a building to be constructed, bartered for units that are completed or in construction of other ventures, or bartered for receivables from future sales of ventures. The cost of land related to bartered units is determined by the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

The interest on loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities used to finance the construction and acquisition of land are capitalized during the development and construction stage, and recognized profit or loss in the proportion to the units sold.

The Company annually tests the units in construction and completed units for impairment, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policie--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions--Continued

b)	Properties for sale--Continued

Land is classified as either current or non-current based on the expectation about the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

c)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 19.3.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions --Continued

d)	Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 17). The assessment of the probability of a loss is based on the evaluation of the available evidence, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account any changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions. Claims may be settled in amounts different from those estimated in view of the inaccuracies inherent in estimation process. The Company reviews its estimates and assumptions at least annually.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions --Continued

e)	Fair value of financial instruments

When the fair values of financial assets and liabilities presented in the balance sheet cannot be obtained in an active market, they are determined using valuation techniques, including the discounted cash flow method.

The data for such methods is based on available market information; however, when it is not viable, a certain level of judgment is required to establish the fair value. The judgment includes considerations regarding the data used, such as interest rates, liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the stated fair value of financial instruments.

f)	Estimated cost of construction

Estimated costs, mainly comprising incurred and future costs for completing construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss, in accordance with Technical Pronouncement CPC 23 - Accounting Practices, Changes in Accounting Estimates and Errors.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies -Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions--Continued

(ii)	Estimates and assumptions --Continued

g)	Taxes

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters. Depending on the nature of such investigations, legal claims or administrative proceedings, the Company and its subsidiaries could be adversely affected, regardless of the respective final outcome.

h)	Realization of deferred income tax

A deferred tax asset is recognized when it is probable that taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on internal assumptions and future economic scenarios.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

Revenues, as well as costs directly relating to real estate development units sold and not yet finished, are allocated to profit or loss over the construction period as follows:

(a)	For sales of completed units, revenue is recognized upon completion of the sale and the transfer of significant risks and benefits, regardless of the timing of receipts from the customer.

(b)	For the construction phase pre-sale of completed units:

•
The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.8);

•
Incurred costs of units sold (including land) are measured as a percentage of total estimated cost; this percentage is applied to the total revenues of the units sold and adjusted for inflation in accordance with the terms established in the sales contracts, in order to determine the amount of revenue to be recognized in direct proportion to costs;

•
Interest and inflation-adjustment charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of accounts receivable (Notes 2.2.5 and 2.2.20), are included in real estate development and sales when incurred, on a pro rata basis using the accrual basis of accounting;

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenues and expenses --Continued

(i)	Real estate development and sales --Continued

•
Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers" and amortized over the completion period;

•
Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•
Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenues and expenses--Continued

(iii)
Barter transactions

Barter transactions have the objective of receiving land from third parties and are settled with the delivery of apartments or transfer of portions of the revenue from the sale of real estate units. The value of the land acquired is determined based on the fair value of real estate units to be delivered. At the time of acquisition, the fair value of the land is recorded as a component of inventory of properties for sale, with a corresponding entry to advances from customers’ liability. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

(iv)
ICPC 02 - Paragraphs 20 and 21

In accordance with ICPC 02, the amounts of revenues recognized and costs incurred are recognized in profit or loss, and the advances received are recognized in the account “payables for purchase of land and advances from customers”.

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments.  Financial instruments principally comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts. Financial Instruments not measured at fair value through profit or loss are recognized initially at fair value plus any directly related transaction costs

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

After initial recognition, financial instruments are measured as described below:

(i)	Financial instruments through profit or loss

A financial instrument is classified at fair value through profit or loss if it is held for trading or designated as such upon initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented investment strategy or risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred.  Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

For the year ended December 31, 2013, the Company held derivative instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging. Derivative instruments are initially recognized at fair value, and related transaction costs are recognized in profit or loss when incurred.

Subsequent to initial recognition, derivatives are measured at fair value and the changes are recognized in the consolidated statement of operations. As of December 31, 2013, the Company had R$183 (R$19,667 in 2012 and R$7,735 on January 1, 2012) recorded in assets under the account “Derivative financial instruments” related to the interest rate swap transaction described in Note 21(i)(b). The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, borrowings and receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets upon initial recognition, when the company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, borrowings and other receivables and derivative financial instruments.

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The rights to receive cash inflows of the asset expire; or
•
The Company transfers its rights to receive cash inflows from the asset or assumes an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a contractual agreement; and (a) the Company substantially transfers the risks and benefits of the asset, or (b) the Company does not substantially transfer or retain all risks and benefits related to the asset, but transfers the control over the asset.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(ii)
Financial assets --Continued

When the Company has contractually transferred its rights to receive cash inflows of an asset, and has not substantially transferred or has retained all risks and benefits related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset, or the highest consideration that may be required from the Company.

(iii)
Financial liabilities at fair value through profit or loss

Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated as such upon initial recognition.

Financial liabilities are classified into held for trading when they are acquired with the objective of selling them in the short term.

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instrument--Continued

(iii)
Financial liabilities at fair value through profit or loss --Continued

Derecognition (write-off)

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability.  The difference in the corresponding carrying values is recognized in profit or loss.

Financial instrument – net presentation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a current and executable legal right to offset the amounts, and the company intends to settle them on a net basis or realize the asset and settle the liability simultaneously.

(iv)
Available-for-sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence of impairment at each reporting date.  Subsequent to initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains and losses recognized recognized in other comprehensive income, when applicable; except for impairment losses of interests calculated using the effective interest rate method, and the exchange gains or losses on monetary assets that are directly recognized in profit or loss.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are re no penalties or other restrictions for the immediate redemption thereof.

Cash and cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated, and collaterals, whose fair values approximate their carrying amounts (Note 4.2).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.5.	Trade account receivable

Trade account receivables are measured at cost plus accrued interest and indexation adjustments, net of present value adjustments. The allowance for doubtful account is recorded at an amount considered sufficient by management to cover estimated losses upon realization of unsecured accounts receivable.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest, after the delivery of the units.

The balance in current assets comprises the financial flow of installments receivable in 12 months. The remaining balance is presented in non-current assets, limited to the revenue recognized in accordance with the percentage of completion method.

The fair value of the revenue from units sold is stated at present value based on the discount rate whose fundamentals and assumptions are the average rate of the financing obtained by the Company, net of inflation, between the contract signature date and the estimated date to transfer the completed property’s keys to the buyer (beginning on the date when the keys are transferred, an annual interest rate of 12% plus inflation is applied to accounts receivable).

The discount rates used by the Company and its subsidiaries range from 1.98% to 3.10% for the year ended December 31, 2013 (1.92% to 4.83% in 2012 and 4.18% in 2011), net of INCC.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

Subsequently, interest accrues over time and is included in the fair value of the revenue to be appropriated, over which the percentage of completion method will be applied.

In accordance with the provisions of item 9 of CPC 30, items 33 and 34 of OCPC01, and item 33 of CPC 12, the Company, in relation to installment sale of unfinished units, recognizes receivables adjusted for inflation, including the portion related to the handover of keys, without interest charges, and are discounted to present value, since the agreed-upon inflation indexes do not include any interest component. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys. The discount rate used is based on fundamental assumptions about the average rate of loans and financing obtained by the Company, net of the inflation effect, as mentioned in Note 2.2.20.

2.2.6.	Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the “Housing loan certificate” (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as a reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet. The funds from assignment, when it does not have right of recourse, are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies -Continued

2.2.6.	Mortgage-backed securities (CRIs) and Housing Loan Certificate (CCI)--Continued

In this situation, the cost of the transaction is recorded in “financial expenses” in the statement of operations for the year in which the transfer is made.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure disposed receivables, are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value.

2.2.7.	Credit Rights Investment Fund (FIDC)

The Company consolidates Credit Rights Investment Fund (FIDC) in which it holds subordinated shares, subscribed and paid in by the Company in receivables.

When consolidating the FIDC in its financial statements, the Company records the receivables in trade accounts receivable and the balance of the FIDC net assets are recorded in other accounts payable, with the subordinated shares held by the Company being eliminated in the consolidation process. The financial costs of these transactions are appropriated on an accrual basis under the account “financial expenses” in the consolidated statement of operations.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.8.	Properties for sale

Land is initially measured at cost of acquisition when the property deeds have been transferred to the Company. Land is recognized in the financial statement line item “Advances to suppliers” when title has not yet been transferred but negotiations have been concluded. During negotiations, land is not recorded in the financial statements regardless of the probability or stage of the negotiation. The Company and its subsidiaries acquire a portion of their land through barter transactions, which, in exchange for the land acquired, they undertake to deliver (a) real estate of ventures under construction or (b) a portion of the revenues originating from the sale of the real estate units of ventures. Land acquired through barter transaction is stated at fair value on the acquisition date, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (b)(iii). Subsequently, the interest on payables for barter transactions is capitalized to the cost of bartered land, net of the effects of the adjustment to present value.

Properties are measured at the lesser of cost of construction, and net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold.  The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The Company capitalizes interest on developments during the period of the construction, and also land, while the activities for the preparation of assets for resale are being carried out, as long as there are loans outstanding, which are recognized in profit or loss in proportion to the units sold, using the same criteria as for other costs.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.8.	Properties for sale--Continued

When the cost of construction of properties for sale exceeds the expected cash flow from sales, completed or under construction, an impairment charge is recognized.

Properties for sale are reviewed annually, at the reporting date, to assess the recoverability of the carrying amount of each real estate development unit, regardless of any events or changes in macroeconomic scenarios indicating that the carrying amount may not be recoverable. If the carrying amount of a real estate development unit is not recoverable, compared to its realizable value through expected cash flows, a provision for impairment is recorded.

2.2.9.	Selling expenses - commissions

Brokerage expenditures and sales commissions are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria used for revenue recognition. The charges related to sales commission of the buyer are not recognized as revenue or expense of the Company.

2.2.10.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.11.	Land available for sale

Land available for sale is measured at the lesser of the carrying value and the fair value less costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land, rather than future development. This condition is considered fulfilled only when the sale is highly probable and the group of assets or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.12.	Investments in subsidiaries

The Company has control over an entity when it is exposed or is entitled to variable returns arising from its involvement with the entity and has the capacity of interfering in these returns through its power over the entity.

When the Company's equity in the losses of subsidiaries is equal to or higher than the amount invested, the Company recognizes the residual portion in the net capital deficiency since it assumes obligations, make payments on behalf of these companies or makes advances for future capital increase. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the subsidiary (Note 9).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.13.	Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment item is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets (Note 10).

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information from the prior year.

Expenditures incurred in the construction of sales stands, facilities, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term of one year.

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2013 and 2012, there were no impairment indicators regarding property and equipment.

2.2.14.	Intangible assets

(i)
Expenditures related to the acquisition and development of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic impairment testing.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.14.	Intangible assets--Continued

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the fair value of the net assets acquired.

The goodwill recorded as of December 31, 2013 and 2012 and January 1, 2012, applicable to real estate development entities in Brazil, refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted to not retrospectively recognize the acquisitions before the transition date, to adjust any of the respective goodwill.

Impairment testing of goodwill is performed at least annually  or whenever circumstances indicate a potential impairment loss. As of December 31, 2013 no impairment of goodwill was recognized.

2.2.15.	Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustments.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value at the acquisition date and subsequently adjusted based on the compensation agreed between the parties, are capitalized at cost of the bartered land, net of the effects of the adjustment to present value.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.16.	Income tax and social contribution

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution, the Company uses the Brazilian Transitory Tax Regime (RTT), which permits the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated based on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.16.	Income tax and social contribution--Continued

(i)	Current income tax and social contribution--Continued

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% when including PIS and COFINS on revenues).

(ii)	Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.16.	Income tax and social contribution--Continued

(ii)	Deferred income tax and social contribution --Continued

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

Deferred tax on accumulated tax losses does not have an expiration date; however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

2.2.17.	Other current and non-current liabilities

These liabilities are measured at their known or estimated amounts, plus, when applicable, adjustments for charges and inflation-indexed variations with changes therein recognized in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.18.	Stock option plans

As approved by its Board of Directors, the Company offers to executives and employees share-based compensation (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, considering that it is recognized as expense in profit or loss (as contra-entry to equity), to the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefit the employee, measured on the modification date. In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.19.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among others) and variable compensation such as profit sharing, bonus, and share-based payments. These benefits are recorded as incurred in profit or loss for the year, under the account “General and administrative expenses”.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans or other post-employment benefits.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.20.	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities adjust receivables by an inflation index, including the installment related to the delivery of units, without accrual of interest. The receivables are discounted to present value, as the agreed inflation indexes do not include interest.

Borrowing costs related to loans used to finance the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.21.	Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.22.	Borrowing costs

Borrowing costs which are directly attributable to the development of assets for sale and land, are  capitalized as part of the cost of that asset during the construction period. since there are borrowings outstanding, which are recognized in profit or loss to the extent units are sold, the same criteria for other costs. All other borrowing costs are expensed as incurred. Borrowing costs comprise interest and other related costs, including those for raising finances.

Charges that are not recognized in profit or loss of subsidiaries is recorded in the consolidated financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.23.	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.23.	Provisions--Continued

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made. The assessment of the probability of loss is based on the evaluation of available evidence, the hierarchy of Laws, the available case law, the most recent court decisions, and their relevance in the legal system, as well as the opinion of external legal counsel.

Provisions are reviewed and adjusted to take into account changes in circumstances, such as statutes of limitations, findings of tax inspections, or additional identified exposures based on new issues or court decisions. Actual results may differ from management’s estimates.

Contingent liabilities for which losses are only considered possible are disclosed in a note to the consolidated financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2013 and 2012 there are no claims involving contingent assets recorded in the consolidated balance sheet of the Company.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.23.	Provisions--Continued

(ii)
Allowance for doubtful accounts and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful accounts and cancelled contracts, taking into account the history of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are over 90 past due, in several types of construction work: construction works on time, delayed construction works (within the grace period), works that are late (out of the grace period) and delivered completed units. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)
Provision for penalties due to delay in construction work.

As contractually provided, the Company has the practice of provisioning the charges payable to customers for projects whose delivery is delayed over 180 days of delay pursuant to the respective contractual clause.

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.23.	Provisions --Continued

(v)	Provision for impairment of non-financial assets

Management reviews at least annually, at each reporting date, the net carrying amount of assets with the objective of evaluating events or changes in economic and operational circumstances that may indicate impairment. When there is evidence of impairment, and the net carrying amount exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying to the recoverable value. Goodwill and intangible assets are tested annually for impairment, regardless of whether there is any indication of impairment, by comparing the carrying value to the net realizable value measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.24.	Sales taxes

Revenues, expenses and assets are recognized net of sales taxes, except:

•
When the sales taxes incurred in the purchase of goods or services are not recoverable from tax authorities, in which case sales taxes are recognized as a portion of the acquisition cost of the asset or expense item, as the case may be; and

•	When the amounts receivable and payable are shown together with the sales taxes.

The net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the consolidated balance sheet.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.24.
Sales taxes --Continued

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

2.2.25.	Statements of cash flows and value added

The statements of cash flows are prepared and presented in accordance with CPC No. 03 (R2) – Statement of Cash Flows, issued by the Accounting Pronouncements Committee (CPC).

Certain debt agreements require the Company to maintain short-term investments as guarantee for outstanding balances.  Such investments are restricted while held in guarantee. The Company accounts for the investments and redemptions of such investments as investing activities in the statement of cash flows.

The consolidated statement of value added is prepared and presented in accordance with CPC N° 09 – Statement of Value Added, issued by CPC.

2.2.26.	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of operations upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.27.	Interest on equity and dividends

The portion of declared dividends and interest on equity equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at its gross amount.

2.2.28.	Earnings (loss) per share – basic and diluted

Earnings (loss) per share is calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the weighted average number of shares outstanding is increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

2.2.29.	Statement of comprehensive income (loss)

In order to meet the statutory provisions (CPC 26 (R1)), the Company prepared the statement of comprehensive income (loss) in its consolidated financial statements. The Company does not have other comprehensive income (loss) other than the profit or loss for the year.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.30.	Business combination

Business combination transactions are accounted for by the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition shall are recognized as expense as incurred.

In the acquisition of a business, Management measures the financial assets and liabilities assumed with the objective of classifying and designating them according to the contractual terms, economic conditions, and the pertinent conditions at the acquisition date.

Goodwill is initially measured as the excess of transferred consideration in relation to the fair value of net assets acquired (identifiable assets and liabilities assumed, net). If the consideration is lower than the fair value of the net assets acquired, the difference is recognized as a gain in statement of operations.

Subsequent to initial recognition, goodwill is measured at cost, less any accumulated impairment. For purposes of the impairment test, the goodwill acquired in a business combination, as of the acquisition date, shall be designated to each cash-generating unit of the Company that is expected to benefit from the synergies of the combination, whether or not other assets or liabilities of the acquiree are designated to these units.

During the year ended December 31, 2013, the Company carried out two business combination transactions, as follows:

(i)	On February 27, 2013, regarding SPE Parque Ecoville, as detailed in Note 9.1 (i).
(ii)
On September 12, 2013, regarding the real estate ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02, as detailed in Note 9.1 (ii).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.31.
Non-current assets held for sale and profit of discontinued operations

The Company classifies a non-current asset as held for sale if its carrying value is recoverable by means of a sale transaction. In such case, the asset or the group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale. Therefore its sale is highly probable.

For a sale to be considered highly probable, Management must be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and completing the plan. In addition, the asset held for sale must be effectively held for sale at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying value and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in profit or loss for the year. Any reversal or gain shall only be recognized to the extent of such recognized loss.

The profit of discontinued operations is presented at a single amount in statement of operations, which includes the total after-tax-income of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.31.
Non-current assets held for sale and profit of discontinued operations—Continued

According to Note 1, on December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held in 70% of AUSA, as detailed in Note 8.2.

As required by CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, for purposes of comparability, the information in the consolidated statements of operations as of December 31, 2012 and 2011 were restated and its retrospective effects are shown in Note 3.1.

2.2.32.
Goodwill of indefinite useful life

According to Note 1, on July 3, 2013, the Company acquired the remaining shares of AUSA, corresponding to 20% of AUSA’s capital stock, which was achieved through the acquisition by Tenda of the totality of shares of EVP Participações S.A., a holding company which held such remaining shares amounting to R$366,662, and thus concluding the arbitration process.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015

3.1	Pronouncements (new or revised) and interpretation adopted as from January 1, 2013

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2013.

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2013 or later. They are the following:

•	CPC 18 (R2) – Investments in associates and joint ventures – CVM Resolution no. 696 of December 13, 2012;
•	CPC 19 (R2) – Joint arrangements – CVM Resolution no. 694 of November 23, 2012;
•	CPC 33 (R1) – Employee benefits –CVM Resolution no. 695 of December 13, 2012;
•	CPC 36 (R3) – Consolidated statements – CVM Resolution no. 698 of December 20, 2012;
•	CPC 44 – Combined financial statements – CVM Resolution no. 708 of May 2, 2013;
•	CPC 45 – Disclosure of interests in other entities – CVM Resolution no. 697 of December 13, 2012;
•	CPC 46 – Fair value measurement – CVM Resolution no. 699 of December 20, 2012; and
•	OCPC 06 – Presentation of pro-forma financial information – CVM Resolution no. 709 of May 2, 2013.

Out of the pronouncements listed above, the only ones that impacted the Company were CPC 19(R2), and, consequently, CPC 18(R2) and CPC 36(R3). These pronouncements establish that subsidiaries shall be fully consolidated from the date control is established, and continue to be consolidated until such control ceases, except the joint ventures which were accounted for by the equity method in the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015--Continued

3.1	Pronouncements (new or revised) and interpretation adopted as from January 1, 2013--Continued

The financial statements of subsidiaries and joint-controlled investees are prepared for the same reporting year as those of the Company, adopting the accounting policies consistent with those adopted by the Company. For consolidation, the following criteria are adopted:
(i)	elimination of investments in subsidiaries, as well as Income from equity method investments;
(ii)	elimination of profit from transactions between consolidated companies, as well as elimination of intercompany balances of assets and liabilities; and
(iii)	noncontrolling interests are calculated and reported separately.

The following jointly-controlled investees, which were proportionally consolidated until December 31, 2012, are accounted for by the equity method as of January 1, 2013 and for the corresponding periods reported in these consolidated financial statements.

	% - Interest
Investees	2013	2012	2011
Gafisa SPE 48 S.A. (**)	80%	80%	80%
Sítio Jatiuca Emp Im.SPE Ltda.	50%	50%	50%
GAFISA SPE-116 Emp. Imob. Ltda.	50%	50%	50%
Gafisa SPE 47 Emp. Imob. Ltda. (**)	80%	80%	80%
Gafisa SPE 85 Emp. Imob. Ltda. (**)	80%	80%	80%
Gafisa SPE 71 Emp. Imob. Ltda. (**)	80%	80%	80%
Manhattan Square Emp. Imob. Coml. 1 SPE Ltda.	50%	50%	50%
Manhattan Square Emp. Imob. Residencial. 1 SPE Ltda.	50%	50%	50%
Jardim da Barra	50%	50%	50%
Gafisa SPE 65 Emp. Imob. Ltda. (**)	80%	80%	80%
Costa Maggiore Emp. Imob. Ltda	50%	50%	50%
Gafisa SPE 73 Emp. Imob. Ltda. (**)	80%	80%	80%
Gafisa SPE 46 Emp. Imob. Ltda.	60%	60%	60%
Dubai Residencial Emp. Imob. Ltda.	50%	50%	50%
Gafisa SPE 113 Emp. Imob. Ltda.	60%	60%	60%
Grand Park-Parque das Arvores Em. Im. Ltda	50%	50%	50%
O Bosque Empr. Imob. Ltda.	60%	60%	60%
Grand Park - Parque das Aguas Emp Im Ltda.	50%	50%	50%
Other (*)	Several	Several	Several

(*) Includes companies with investment balances below R$5,000.
(**) In the adoption of CPC 18 (R2) – Investments in associates and joint ventures, based on the analysis of corporate documents and past decisions, the Company found that it does not hold the control of these companies, so the equity method was adopted for consolidation.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015--Continued

3.1	Pronouncements (new or revised) and interpretation adopted as from January 1, 2013--Continued

For purposes of comparability, the corresponding balances as of December 31, 2012 and the opening balance, as of January 1, 2012, opening equity as of January 1, 2011 and income statement as of December 31, 2012 and 2011, were adjusted considering the aforementioned change in accounting practice. In accordance with CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are presented below:

	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Summary balance sheet information
Current assets	7,218,690	(812,650)	6,406,040
Non-current assets	1,575,371	(191,886)	1,383,485
Investments in subsidiaries	-	646,812	646,812
Property and equipment, net and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(358,425)	8,712,569

Current liabilities	2,879,590	(238,306)	2,641,284
Non-current liabilities	3,499,037	(113,581)	3,385,456
Total liabilities	6,378,627	(351,887)	6,026,740
Equity (a)	2,692,367	(6,538)	2,685,829
Total liabilities and equity	9,070,994	(358,425)	8,712,569

	Balances originally reported as of 12/31/2012	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Impact of the adoption of CPC 31 (note 2.2.31)	Restated balances, after the adoption of CPC 18(R2), 19(R2), 36(R3) and 31
Summary statement of operations information
Net operating revenue	3,953,282	(363,014)	(785,182)	2,805,086
Operating costs	(2,941,025)	287,150	377,071	(2,276,804)
Operating (expenses) / income	(840,452)	13,535	161,710	(665,207)
Income from equity method investments	-	63,335	(7,732)	55,603
Financial income (expenses)	(206,940)	(8,911)	35,588	(180,263)
Income tax and social contribution	(41,228)	6,589	14,417	(20,222)
Non-controlling interests	(48,141)	(1,223)	-	(49,364)
Net income from discontinued operation	-	-	204,128	204,128
Net loss for the year (a)	(124,504)	(2,539)	-	(127,043)

Summary statement of cash flow information
Operating activities	650,945	(6,657)	-	644,288
Financing activities	161,488	592	-	162,080
Investing activities	(322,894)	34,934	-	(287,960)

Summary statement of value added information
Net value added produced by the Company	1,020,761	(227,655)	-	793,106
Value added received on transfer	80,629	30,793	-	111,422
Value added to be distributed	1,101,390	(196,862)	-	904,528

(a)	Amount related to capitalized financial charges of joint ventures, which became accounted for under equity method.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015--Continued

3.1	Pronouncements (new or revised) and interpretation adopted as from January 1, 2013--Continued

Reconciliation of the consolidated opening balance sheet as of January 1, 2012 and income statement as of December 31, 2011.

	Balances originally reported as of 12/31/2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2012
Summary balance sheet information
Current assets	7,314,358	(790,798)	6,523,560
Non-current assets	1,909,989	(177,932)	1,732,057
Investments	-	629,323	629,323
Property and equipment and intangible assets	282,277	(2,434)	279,843
Total assets	9,506,624	(341,841)	9,164,783

Current liabilities	4,815,939	(140,690)	4,675,249
Non-current liabilities	1,943,591	(197,633)	1,745,958
Total liabilities	6,759,530	(338,323)	6,421,207
Equity (a)	2,747,094	(3,518)	2,743,576
Total liabilities and equity	9,506,624	(341,841)	9,164,783

	Balances originally reported as of 12/31/2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Impact of the adoption of CPC 31 (note 2.2.31)	Restated balances, after the adoption of CPC 18(R2), 19(R2) 36(R3) and 31
Summary statement of operations information
Net operating revenue	2,940,506	(487,893)	(605,711)	1,846,902
Operating costs	(2,678,338)	426,430	324,034	(1,927,874)
Operating (expenses) / income	(865,092)	16,438	110,289	(738,365)
Income from equity method investments	-	53,102	(33,969)	19,133
Financial income (expenses)	(159,903)	(24,195)	17,370	(166,728)
Income tax and social contribution	(142,362)	16,284	20,228	(105,850)
Non-controlling interests	(39,679)	(166)	-	(39,845)
Net income from discontinued operation	-	-	167,759	167,759
Net loss for the year	(944,868)	-	-	(944,868)

Summary statement of cash flow information
Operating activities	(808,711)	18,566	-	(790,145)
Financing activities	696,848	(61,896)	-	634,952
Investing activities	(6,921)	(24,720)	-	(31,641)

Summary statement of value added information
Net value added produced by the Company	175,261	(215,469)	-	(40,208)
Value added received on transfer	92,973	(4,282)	-	88,691
Value added to be distributed	268,234	(219,751)	-	48,483

(a)	Amount related to capitalized financial charges of joint ventures, which became accounted for under equity method.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015--Continued

3.1	Pronouncements (new or revised) and interpretation adopted as from January 1, 2013--Continued

Reconciliation of the consolidated opening equity as of January 1, 2011.

	Balances originally reported as of 31/12/2010	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2011
Summary equity information
Equity (a)	3,570,750	(6,520)	3,564,230
Non-controlling interests	61,422	7,574	68,996
Total equity	3,632,172	1,054	3,633,226

(a)	Amount related to capitalized financial charges of joint ventures, which became accounted for under equity method.

The notes related to the corresponding amounts that are being restated are identified as “restated”.

There are no other new standards or interpretations issued and not yet adopted that could, in the opinion of Management, have a significant impact on the Company’s operations for the year and/or equity reported by the Company.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted as from 2013 or applicable as of January 1, 2014 and 2015--Continued

3.2.	Pronouncements (new or revised) and interpretation applicable to the years beginning on January 1, 2014 and 2015

Accounting practices adopted in Brazil are based on IFRS. The pronouncements below have not yet been translated into CPCs, but we expect that they will be translated shortly.

•
IFRIC 21 – “Levies”, issued in May 2013. The IFRIC 21 interpretation clarifies when an entity should recognize a liability regarding levies according to the legislation. The liability should only be recognized when the event that gives rise to the liability takes place. This interpretation is applicable beginning as of January 1, 2014.

•
IFRS 9 – “Financial Instruments”, addresses the classification, measurement and recognition of financial assets and liabilities. IFRS 9  was issued in November 2009 and October 2010 and supersedes the passages of IAS 39 related to the classification and measurement of financial instruments.

IFRS 9 requires the classification of financial assets into two categories: measured at fair value and measured at amortized cost. Classification is designated upon initial recognition. The classification depends on the business model of the entity and the contractual characteristics of the cash flow of the financial instruments. With regard to financial liabilities, the standard maintains most of the requirements established by the IAS 39. The main difference is that in the events in which the fair value option is adopted for financial liabilities, the portion of change in fair value in view of the credit risk of the entity itself is recorded in other comprehensive income and not in profit or loss, except when it results in an accounting mismatch. The Company is assessing the impact of the IFRS 9.

These issued standards are not yet in effect in 2013. The early adoption of standards, although encouraged by the IASB, is not permitted by the Accounting Pronouncements Committee (CPC).

There are no other IFRS or IFRIC interpretations that are not yet in effect and that could have a significant impact on the Company.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2013	2012	01/01/2012
	(restated)
Cash and banks	121,222	219,453	43,786
Securities purchased under resale agreement (a)	93,972	368,503	25,762
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	215,194	587,956	69,548

(a)
Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank. The securities are registered with CETIP.

As of December 31, 2013, securities purchased under resale agreements include interest earned from 75% to 101.8% of Interbank Deposit Certificates (CDI) (from 75% to 102.5% of CDI in 2012). All transactions are with what management considers to be top tier financial institutions.

4.2.	Short-term investments

	2013	2012	01/01/2012
		(restated)
Fixed-income funds (a)	706,481	1,190	2,686
Government bonds (LFT) (a)	140,210	-	-
Securities purchased under resale agreements (a)	393,648	-	-
Bank certificates of deposit (b)	291,871	586,276	411,333
Restricted cash in guarantee to loans (c)	105,380	95,887	59,106
Restricted credits (d)	171,367	290,608	304,820
Other	12	5,838	10,858
Total short-term investments (Note 21.ii.a)	1,808,969	979,799	788,803

(a)
In December 2013, a structure of exclusive Investment Funds was established aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)
As of December 31, 2013, Bank Certificates of Deposit (CDBs) include interest earned varying from 70% to 109% (from 70% to 104% in 2012) of Interbank Deposit Certificates rate (CDI).The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF, which is not granted in the case of CDBs.

(c)
Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 17(b).

(d)
Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are finalized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net

	2013	2012	01/01/2012
		(restated)
Real estate development and sales (i)	2,356,976	3,638,711	4,713,623
( - ) Allowance for doubtful accounts and cancelled contracts (i)	(179,372)	(260,494)	(515,989)
( - ) Present value adjustments	(14,484)	(89,095)	(119,783)
Services and construction and other receivables	60,548	24,822	56,462
	2,223,668	3,313,944	4,134,313

Current	1,909,877	2,493,170	3,337,157
Non-current	313,791	820,774	797,156

The current and non-current portions have the following maturities:

Maturity	2013	2012	01/01/2012
		(restated)
2012	-	-	3,972,929
2013	-	2,842,759	475,518
2014	2,103,733	350,615	81,958
2015	183,140	223,494	59,435
2016	61,963	75,692	43,826
2017 onwards	68,688	170,973	136,419
	2,417,524	3,663,533	4,770,085
( - ) Adjustment to present value	(14,484)	(89,095)	(119,783)
( - ) Allowance for doubtful account and cancelled contracts	(179,372)	(260,494)	(515,989)
	2,223,668	3,313,944	4,134,313

(i)
The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the consolidated financial statements. The recovery is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2013, advances from clients (development and services) in excess of the revenues recorded in the period amount to R$48,220 (R$132,789 in 2012 and R$194,648 on January 1, 2012) in the consolidated financial statements, without the effect of adjustment to present value, and are classified in “Payables for purchase of properties and advances from customers" (Note 18).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net--Continued

Accounts receivable from completed real estate units financed by the Company are in general subject to annual interest of 12% plus IGP-M variation, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the consolidated financial statements for the year ended December 31, 2013 totaled R$31,419 (R$52,184 in 2012 and R$38,705 in 2011).

The allowance for doubtful accounts and cancelled contracts, net of accounts receivable and properties for sale, in the amounts of R$72,200 (R$80,095 in 2012 and R$121,159 on January 1, 2012) in the consolidated financial statement as of December 31, 2013 and 2012, are considered sufficient by the Company’s management to cover estimated future losses on realization of the accounts receivable.

The change in the allowance for doubtful accounts and cancelled contracts for the years ended December 31, 2013, 2012 and 2011, is as follows:

	Receivables	Properties for sale (Note 6 and 24)	Net

Balance at January 1, 2011	(228,877)	174,774	(54,103)
Additions (Note 23)	(287,112)	220,056	(67,056)
Write-offs	-	-	-
Balance at December 31, 2011 (restated)	(515,989)	394,830	(121,159)
Additions (Note 23)	(11,444)	-	(11,444)
Write-offs (Note 23)	266,939	(214,431)	52,508
Balance at December 31, 2012 (restated)	(260,494)	180,399	(80,095)
Additions (Note 23)	(24,113)	14,895	(9,218)
Write-offs (Note 23)	105,235	(88,122)	17,113
Balance at December 31, 2013	(179,372)	107,172	(72,200)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2013 totaled R$1,214 (R$26,495 in 2012) in the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net--Continued

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 1.98 to 3.10% in 2013 (1.92% in 2012), net of Civil Construction National Index (INCC).

(ii)
On June 26, 2009, the Company entered into a CCI transaction, which consists of an assignment of a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The Company assigned its receivables portfolio amounting to R$89,102 in exchange for cash, at the transfer date, discounted to present value, of R$69,315, classified under the account “obligations assumed on assignment of receivables”. In the year ended December 31, 2013, the remaining balance of this transaction amounts to R$12,295 (R$14,666 in 2012) (Note 14).

(iii)
On June 27, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of this assignment agreement is the definitive assignment by the assignor to the assignee. The assignment refers to a portfolio comprising select residential real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203,915 in exchange for cash, at the transfer date, discounted to present value, for R$171,694, recorded under the account “obligations assumed on the assignment of receivables” (Note 14). As of December 31, 2013, the balance of this transaction is R$17,146 (R$40,376 in 2012) in the consolidated financial statements (Note 14).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net--Continued

(iv)
On September 29, 2011, the Company and its subsidiaries entered into a Private Instrument for Assignment of Real Estate Receivables and Other Covenants. The purpose of said assignment agreement is the assignment by the assignor (“Company”) to the assignee of the select portfolio of residential real estate receivables performed or to be performed from Gafisa and its subsidiaries, comprising the financial flow of the portfolio (installments, charges and the portion related to the handover of keys). The amount of real estate receivables assignment paid by the Assignee amounts to R$238,356 on September 29, 2011. The assignment amount will be settled by the Assignee by offsetting the Housing Financial System (SFH) debt balance of its own bank. On July 6, 2012, the remaining balance was partially settled by handing over the balance of Bank Deposit Certificate (CDB) guaranteed in favor of the assignee. In the year ended December 31, 2013, the Company settled the balance of this transaction (R$8,729 in 2012) in the consolidated financial statement (Note 14).

(v)
On December 22, 2011, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said assignment agreement is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72,384 in exchange for cash at the transfer date, discounted to present value, amounting to R$60,097, classified into the account “obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction is R$13,686 (R$16,864 in 2012) in the consolidated financial statements (Note 14).

(vi)
On May 9, 2012, the Company and its subsidiaries entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), which purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$64,887 in exchange for cash at the transfer date, discounted to present value, amounting to R$45,225, classified into the account “obligations assumed on assignment of receivables”, and the subscription of Subordinated CRI for the unit value of R$1,809. In the year ended December 31, 2013, the Company settled the balance of this transaction, and, consequently, the totality of the Subordinated CRI share which was tied to this transaction was recognized (R$20,824 in 2012) in the consolidated financial statements in 2012 (Note 14).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net--Continued

(vii)
On July 6, 2012, the Company and its subsidiaries entered into an agreement for the Definitive Assignment of Real Estate Receivables Agreement (CCI). The purpose of said agreement is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from Gafisa and its subsidiaries. The value of assigned portfolio of receivables amounts to R$18,207 at the transfer date, and was exchanged for cash at the present value of R$11,489, and was recorded in “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction was R$2,578 (R$7,561 in 2012) in the consolidated financial statements (Note 14).

(viii)
On November 14, 2012, the affiliate Alphaville and its subsidiaries entered into a Real Estate Receivables Assignment Agreement (CCI), whose purpose is the assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed from the affiliate and its subsidiaries and joint ventures of the Company. The value of assigned gross portfolio of receivables totals R$134,609 at the transfer date in the consolidated statements and was exchanged for cash at the present value of R$110,689  in the consolidated statements (AUSA interest’s), recorded in the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction is R$10,639 (R$113,431 in 2012) in consolidated financial statements (Note 14).

(ix)
On December 27, 2012, the Company entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), whose purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential and commercial real estate receivables performed and to be performed from Gafisa. The assigned portfolio of receivables which totaled R$72,021 at the transfer date, was exchanged for cash at the present value of R$61,647, recorded in the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, the related balance of this transaction is R$35,831 (R$62,325 in 2012)  in the consolidated financial statements (Note 14).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable, net--Continued

(x)
On November 29, 2013, the Company entered into a Definitive Assignment of Real Estate Receivables Agreement (CCI), whose purpose is the definitive assignment by the Assignor to the Assignee of a portfolio comprising select residential and commercial real estate receivables performed and to be performed from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$23,753 in exchange for cash at the transfer date, discounted to present value, by R$18,861, classified into the account “Obligations assumed on assignment of receivables”. As of December 31, 2013, the balance of this transaction is R$17,154 in the consolidated financial statements (Note 14).

(xi)
On May 28, 2013, the Company settled its obligations of the Gafisa FIDC (Note 16). The Company had obligations arising from the pledge of guarantees in favor of the assignee, which were maintained by the successor of Gafisa FIDC. Until the total fulfillment of the latter, these amounts are classified in a specific account in current and non-current liabilities. As of December 31, 2013, the balance in the consolidated financial statements amounts to R$6,381 (Note 14).

For items (ii) to (x) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

When applicable, the difference between the face value and the present value of the portfolio of receivables was recorded in profit or loss in the account “Discount related to Securitization Transaction” under financial expenses.

6.	Properties for sale

	2013	2012	01/01/2012
		(restated)
Land	1,077,762	899,177	1,094,431
( - ) Adjustment to present value	(883)	(1,976)	(8,197)
Property under construction	630,407	751,738	923,205
Real estate cost in the recognition of the provision for cancelled contracts - Note 5(i)	107,172	180,399	394,830
Completed units	291,232	344,749	109,154
( - ) Provision for realization of properties for sale	(11,276)	(7,663)	(50,049)
	2,094,414	2,166,424	2,463,374

Current portion	1,442,019	1,892,390	1,762,223
Non-current portion	652,395	274,034	701,151

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

6.	Properties for sale --Continued

For the years ended  December 31, 2013 and 2012, the change in the provision for realization is summarized as follows:

Balance at January 1, 2012 (restated)	(50,049)
Additions	(4,018)
Write-offs	18,315
Transfer among land available for sale (Note 8.1)	28,089
Balance at December 31, 2012 (restated)	(7,663)
Additions	(23,758)
Write-offs	11,009
Transfer among land available for sale (Note 8.1)	9,136
Balance at December 31, 2013	(11,276)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units at acquisition date. As of December 31, 2013, the net balance of land acquired through barter transactions amounts to R$178,100 (R$187,041 in 2012 and R$168,393 on January 1, 2012) (Note 18).

As disclosed in Note 12, the balance of capitalized financial charges as of December 31,  2013 is R$214,298 (R$239,327 in 2012 and R$274,478 on January 1, 2012).

The adjustment to present value in the property for sale balance refers to the contra-entry to the adjustment to present value of payables for purchase of properties with no effect on profit or loss for the year (Note 18). The total amount of the reversal of the adjustment to present value recognized in the costs of real estate development in the year ended December 31, 2013 is R$(1,137) (R$(415) in 2012).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

7.	Other accounts receivable

	2013	2012	01/01/2012
		(restated)
Advances to suppliers	5,266	4,262	7,021
Recoverable taxes (IRRF, PIS, COFINS, among other)	70,054	76,241	95,940
Judicial deposit (Note 17)	127,405	130,371	109,411
Other	5,986	29,844	5,360

	208,711	240,718	217,732

Current portion	71,083	77,573	83,078
Non-current portion	137,628	163,145	134,654

8.	Assets held for sale

8.1	Land available for sale

The Company, in line with its strategic plan, opted to sell land not included in the business plan approved for 2014. Therefore, it devised a specific plan for the sale of such land. The carrying amount of such land, adjusted to fair value less cost to sell when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at January 1, 2012 (restated)	135,195	(42,007)	93,188
Transfer of properties for sale (Note 6)	108,074	(28,089)	79,985
Reversal/Write-offs	(57,806)	23,992	(33,814)
Balance at December 31, 2012 (restated)	185,463	(46,104)	139,359
Transfer of properties for sale (Note 6)	14,715	(9,136)	5,579
Reversal/Write-offs	(28,068)	(2,023)	(30,091)
Balance at December 31, 2013	172,110	(57,263)	114,847

Gafisa and SPEs	14,999	(7,935)	7,064
Tenda and SPEs	157,111	(49,328)	107,783

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

8.	Assets held for sale--Continued

8.2	Assets held for sale and income from discontinued operations

As mentioned in Note 1, on December 9, 2013, the Company disclosed a material fact informing about the completion of the sale transaction of its 70% interest in AUSA. As a result of this transaction, a gain of R$631,122 was recorded in the Company’s results under the heading “Net income from discontinued operations”, as shown below:

Amount received	1,254,521
(-) Write-off of investments	(318,086)
(-) Write-off of goodwill	(379,829)
(-) Transaction cost	(16,336)
540,270
Income from equity method investments	166,964
Tax expenses	(76,112)
631,122

In accordance with paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main lines of the statement of operations and cash flows of AUSA:

Condensed statement of operations	2013(a)	2012 (Note 3.1)	2011 (Note 3.1)
		(restated)	(restated)
Net operating revenue	810,397	785,182	605,711
Operating costs	(429,066)	(377,071)	(324,034)
Operating expenses, net	(140,838)	(161,710)	(110,289)
Income from equity method investments	3,445	7,732	33,969
Financial expenses	(27,258)	(35,588)	(17,370)
Income tax and social contribution	(21,783)	(14,417)	(20,228)
	194,897	204,128	167,759
Non-controlling interests	(18,459)	(7,543)	(6,613)
Net income for the year	176,438	196,585	161,146

Condensed statement of cash flows	2013(a)	2012	2011
		(restated)

Operating activities	(197,093)	63,010	29,143
Investing activities	66,664	(52,455)	8,640
Financing activities	(1,350)	119,359	(22,492)
(a)	Balance referred to the period ended December 9, 2013, date of completion of the sale of controlling interests in AUSA.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investments in associates

(i)	Ownership interest

(a)	Associates and jointly-controlled investees

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments			Equity pick-up
Direct investees	2013	2012	2013	2013	2013	2012	2013	2012	2013	2012	01/01/2012	2013	2012	2011
						(restated)		(restated)		(restated)			(restated)	(restated)
Construtora Tenda S.A.	100%	100%	2,411,798	1,283,829	1,127,969	1,845,739	(90,926)	(123,601)	-	-	-	(3,911)	-	-
Alphaville Urbanismo S/A	10%	60%	1,853,605	1,395,917	454,054	533,218	176,021	157,268	136,216	-	-	-	-	-
Parque Ecoville Spe 29	100%	50%	127,256	87,248	40,008	32,292	8,101	10,461	-	16,146	10,916	-	5,231	1,151
Gafisa Spe 48 Ltda. (a)	80%	80%	73,011	4,359	68,652	68,687	(35)	13,967	54,922	54,950	43,741	(28)	11,174	5,470
Gafisa Spe-116 Empr Imob (a)	50%	50%	84,163	2,088	82,075	64,030	8,939	5	41,038	32,015	17,983	4,470	3	(16)
Sitio Jatiuca (a)	50%	50%	69,962	5,927	64,035	69,989	(5,951)	10,083	32,018	34,995	29.942	(2,975)	5,041	6,242
Citta Ville	50%	50%	60,880	4,994	55,886	17,098	2,365	(3,493)	-	-	-	-	(292)	-
Gafisa Spe 47 Ltda. (a)	80%	80%	31,274	(1)	31,275	31,151	(1)	(387)	25,020	24,921	25,091	(1)	(310)	(54)
Parque Arvores (a)	50%	50%	44,798	6,808	37,990	13,871	9,749	(14,321)	24,550	6,936	11,324	6,371	(7,161)	(2,894)
Manhattan Comercial 01 (a)	50%	50%	67,186	25,556	41,630	29,501	4,337	188	20,815	14,751	7,639	(2,169)	94	1,962
Gafisa Spe 71 Ltda. (a)	80%	80%	21,034	1,417	19,617	18,908	709	49	15,694	15,126	11,537	567	40	(4,017)
Varandas (a)	50%	50%	105,756	79,774	25,982	6,136	2,341	2,664	12,991	3,068	1,736	1,430	1,332	579
Dubai Residencial (a)	50%	50%	21,319	1,919	19,400	19,578	10,985	(1,623)	12,895	9,789	11,908	5,581	(674)	956
Fit 13 Spe Empr Imobiliários Ltda. (a)	50%	50%	37,711	6,504	31,207	47,958	15,386	37,924	-	2,692	17,733	-	-	13,727
Parque Aguas (a)	50%	50%	20,722	3,534	17,188	7,004	3,671	(1,155)	11,640	3,502	4,070	2,529	(568)	(3,285)
Alta Vistta (a)	50%	50%	24,024	1,081	22,943	22,124	819	1,326	11,472	11,062	9,259	410	663	(4,583)
Gafisa Spe 65 Ltda. (a)	80%	80%	16,213	2,382	13,831	14,214	(383)	2,075	11,065	11,371	7,324	(306)	1,660	(857)
Gafisa Spe 73 Ltda (a).	80%	80%	13,525	136	13,389	12,668	8	(2,968)	10,711	10,134	9,033	6	(2,375)	(2,242)
Costa Maggiore (a)	50%	50%	17,131	1,668	15,463	19,426	3,789	2,189	10,307	10,379	12,299	1,977	1,030	515
Gafisa Spe 46 Ltda. (a)	60%	60%	18,551	2,160	16,391	16,585	(194)	294	9,835	9,951	10,092	(116)	176	635
Gafisa Spe-113 Empr Imob (a)	60%	60%	47,942	32,294	15,648	15,795	(3,559)	10,217	9,389	9,477	3,347	(2,136)	6,130	(1,127)
Gafisa Spe-85 Empr Imob L (a)	80%	80%	71,791	64,727	7,064	22,890	(15,952)	148	5,651	18,312	18,186	(12,761)	118	(1,114)
O Bosque Empr. Imob. Ltda. (a)	60%	60%	9,208	85	9,123	9,371	(701)	(374)	5,460	5,623	5,847	(163)	(125)	(137)

Gafisa S.A
Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investments in associates--Continued

(i)	Ownership interest--Continued

(a)	Associates and jointly-controlled investees--Continued

	Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments			Equity pick-up
Direct investees	2013	2012	2013	2013	2013	2012	2013	2012	2013	2012	01/01/2012	2013	2012	2011
						(restated)		(restated)		(restated)			(restated)	(restated)
OCPC01 Adjustment – Capitalized interests(b)			-	-	-	-	-	-	-	3,687	-	3,527	(2,366)	-
Other			1,433,316	555,035	878,281	627,310	207,497	(115,054)	10,248	59,923	94,427	(16,083)	11,143	(388)

Gafisa Spe 55 Ltda.	80%	100%	51,598	4,006	47,591	39,628	-	(1,681)	41,278	38,611	39,955	(537)	(1,344)	9,109
Saí Amarela S/A	50%	50%	2,366	430	1,935	3,001	(153)	3,679	968	2,888	1,049	(1,920)	1,840	(3)
Sunshine SPE S/A	60%	60%	1,137	777	360	3,373	(14)	(410)	2,647	3,372	3,618	(725)	(246)	329
Other			18,152	345	17,806	3,247	(18,396)	(5,379)	1,690	1,703	2,494	(160)	277	138
Indirect subsidiaries Gafisa			73,253	5,558	67,692	49,249	(18,563)	(3,791)	46,583	46,574	47,116	(3,342)	527	9,573

Consolidated FIT 13	50%	50%	37,711	6,504	31,207	47,958	15,386	37,924	31,222	51,651	17,733	16,314	33,001	13,727
Fit Jardim Botanico Spe	55%	55%	39,816	413	39,404	15,256	1,303	1,759	21,672	20,526	19,977	716	1,174	(1,270)
Fit 34 Spe Emp. Imob.	70%	70%	31,774	1,810	29,964	8,516	4,286	602	20,975	19,453	16,407	3,000	725	3,048
Fit Spe 11 Emp. Imob.	70%	70%	57,144	29,692	27,452	8,543	6,180	2,712	19,217	13,083	11,361	4,326	2,684	1,261
Ac Participações	80%	80%	39,255	15,500	23,755	(85)	1,929	(1,328)	19,004	12,659	994	1,543	(847)	68
FIT 31 SPE Emp. Mob.	70%	70%	37,607	22,452	15,155	8,138	(5,303)	2,043	10,608	9,734	7,425	(3,712)	2,110	1,045
Maria Ines Spe Emp. Imob.	60%	60%	21,279	443	20,836	3,297	305	297	12,502	12,303	12,135	183	139	(1,861)
Fit Planeta Zoo/Ipitanga	50%	50%	17,619	663	16,957	12,887	(378)	-	8,289	8,470	8,160	(189)	389	-
Fit Spe 03 Emp. Imob	80%	80%	10,937	893	10,044	-	(2,041)	(2,558)	8,035	10,440	11,660	(1,633)	(2,087)	(2,070)
Cittá Itapoan	50%	50%	16,293	939	15,354	1,870	(597)	-	7,379	9,898	9,837	(298)	217	(7,430)
FIT SPE 02 Emp. Mob.	60%	60%	11,770	12	11,758	(2,871)	2	248	7,055	7,061	6,832	1	140	(28)
Fit Cittá Imbuí	50%	50%	9,469	570	8,899	9,097	(203)	-	4,450	4,549	4,625	(100)	37	(179)
Parque Dos Pássaros	50%	50%	40,755	5,526	35,230	3,415	9,538	-	17,615	1,708	15,646	6,260	(4,226)	(6,503)
Fit Campolim Spe	55%	55%	6,534	(90)	6,623	-	(8)	42	3,643	3,617	(1,357)	(4)	23	7
Klabin Segall Fit 1 Spe Ltda	50%	50%	7,147	17	7,130	6,305	(90)	-	3,565	3,299	6,133	(45)	(1)	523
Other			88,013	18,084	69,928	969	11,978	(118)	30,472	4,037	9,781	4,892	(1,692)	8,698
Indirect subsidiaries Tenda			473,123	103,428	369,696	123,295	42,287	41,623	225,703	192,488	157,349	31,254	32,119	9,036

Spe Leblon S.A.	-	90%	-	-	-	44,360	-	-	-	16,220	15,330	-	-	1,150
Krahô Empreendimentos Imobiliário S.A.	-	48%	-	-	-	28,205	-	-	-	13,397	15,905	-	(1,566)	601
SL Sociedade Loteadora Ltda.	-	40%	-	-	-	40,551	-	-	-	4,510	4,309	-	-	2,943
Alphaville Reserva Santa Clara Empreendimentos Imobiliarios Ltda	-	25%	-	-	-	14,566	-	-	-	4,192	-	-	(16)	-
Other			-	-	-	29,175	-	-	-	621	25,881	-	2,345	(4,694)
Indirect subsidiaries AUSA			-	-	-	156,857	-	-	-	38,940	61,425	-	763	-
Subtotal			7,228,552	3,678,427	3,546,489	3,894,944	360,739	37,832	744,223	646,812	629,323	14,132	63,484	29,132

Addition to remeasurement of investment in associate (c)
Gafisa									108,300	-	-
Shertis									267,553	-	-
Total investments									1,120,076	646,812	629,323	14,132	63,484	29,132
 (*) Includes companies with investment balances below R$3,000.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investment in associates--Continued

(i)	Ownership interest--Continued

(a)	Associates and jointly-controlled investees—Continued

	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments			Equity pick-up
Direct investees	2013	2012	2013	2013	2013	2012	2013	2012	2013	2012	01/01/2012	2013	2012	2011
Provision for capital deficiency (d):						(restated)		(restated)		(restated)			(restated)	(restated)
Manhattan Square Emp. Imob. Res.1SPELtda	50%	50%	146,102	189,385	(43,283)	(29,760)	(1,401)	(7,389)	(10,821)	(18,037)	(11,186)	(6,762)	(3,694)	(9,498)
Península SPE2 S/A	50%	50%	1,117	5,004	(3,887)	(4,521)	420	(3,743)	(972)	(2,265)	71	210	(1,871)	(101)
Other (*)			160,760	165,967	(5,207)	(19,244)	2,624	(18,844)	(13,655)	1,063	(2,691)	(210)	(2,316)	(399)
Total provision for capital deficiency			307,979	360,356	(52,377)	(53,525)	1,643	(29,976)	(25,448)	(19,239)	(13,806)	(6,762)	(7,881)	(9,998)

Total Income from equity method investments												7,370	55,603	19,133
(*) Includes companies with investment balances below R$3,000.

(a)	Joint ventures.
(b)	Charges not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.
(c)
According to Note 1, with the sale of and loss of control of AUSA, and in accordance with paragraph 25 of CPC 36 (R3) – Consolidated Statements, the Company derecognized the assets and liabilities of AUSA as of December 31, 2013, and recognized the addition related to the remeasurement of the portion of the remaining investment of 30%, in the amount of R$375,853, of which R$108,300 refers to the portion of 10% in Gafisa and R$267,553 refers to the portion of 20% in Shertis.

(d)	Provision for capital deficiency is recorded in account “Other payables” (Note 16).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investment in associates--Continued

(b)	Change in investments

	2013	2012
		(restated)
Opening balance at January 1	646,812	629,323
Income from equity method investments	7,370	55,603
Portions of the continuing operations of AUSA	136,216	-
Effect on the change in the consolidation criteria due to acquisition or sale of interest	(82,438)	-
Capital contribution	53,286	5,104
Advance for future capital increase	41,847	28,779
Acquisition/sale of interest	(20,284)	(21,850)
Dividends received	(51,514)	(33,952)
Addition to remeasurement of investment in associate (a)	375,853	-
Other investments	4,800	(18,093)
Provision for investment losses	8,128	1,898
Balance at December 31	1,120,076	646,812

(a)
According to Note 1, with the sale of and loss of control over AUSA, and in accordance with paragraph 25 of CPC 36 (R3) – Consolidated Statements, the Company derecognized the assets and liabilities of AUSA  as of December 31, 2013, and remeasured the remaining investment of 30% at fair value, in the amount of R$375,853, of which R$108,300 in the Company, referred to the 10% interest, and R$267,553 in Shertis, referred to the 20% interest in AUSA.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investment in associates--Continued

9.1.	Business combination

(i)	SPE Parque Ecoville

On February 27, 2013, the Company carried out a business combination related to the barter for interest in the joint ventures SPE Reserva Ecoville (interest of 50% granted) for SPE Parque Ecoville (interest of 50% received).

The base value of the transaction involving the barter for interests, supported by an economic appraisal report, amounted to R$ 59,592. This transaction gave rise to goodwill amounting to R$22,644, which, according to CPC15 (R1) – Business Combinations, represents the residual value in the determination of the fair value of net assets acquired, allocated to the heading “Properties for Sale”.

The following table shows the acquisition cost calculated in accordance with CVM Resolution No. 665/11:

Net assets granted by SPE Reserva Ecoville	41,118
Net assets received from SPE Parque Ecoville	18,474
We show below the goodwill arising from the barter for SPEs interests:
Carrying amount of acquisition:
Acquisition cost	41,118
Net assets acquired	18,474
Fair value adjustment based on inventory surplus	22,644

The Company commissioned a specialized company to do a study on the Purchase Price Allocation (PPA) for allocating the goodwill arising from the barter for interests. We show below a summary of the allocation of goodwill arising from the barter for interest in SPEs, taking into account the fair values of assets and liabilities of SPE Parque Ecoville at the acquisition date:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investment in associates--Continued

9.1.	Business combination--Continued

	Net assets acquired	CPC 15 (R1) adjustments	Net assets acquired at fair value
Properties for sale	55,097	7,627	62,724
Other	40,852	-	40,852
Total current assets	95,949	7,627	103,576

Properties for sale	-	15,017	15,017
Other	11,322	-	11,322
Total non-current assets	11,322	15,017	26,339

Total assets	107,271	22,644	129,915

Total current liabilities	69,100	-	69,100
Total non-current liabilities	1,223	-	1,223
Equity	36,948	22,644	59,592
Total liabilities	107,271	22,644	129,915

In the year ended December 31, 2013, the Company recognized in the income statement the amount of R$7,627 of the fair value transferred in the purchase price allocation.

(ii)	Manhattan

On September 12, 2013, the Company entered into a business combination regarding the acquisition of control, by purchasing 50% of interest in the joint ventures Manhattan Square Empreendimentos Imobiliários Comercial 02 and Manhattan Square Empreendimentos Imobiliários Residencial 02. As a result of this transaction, the Company allocated the amount of R$62,343 to the heading “Properties for Sale”, in the consolidated financial statements. The definitive allocation of this amount will be carried out in up to one year, according to CPC 15(R1) – Business Combinations.

The Company commissioned a specialized company to estimate the Purchase Price Allocation (PPA) for allocating the goodwill arising from the transaction. We show below the allocation of goodwill:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investment in associates--Continued

9.1.	Business combination--Continued

	Manhattan Residencial 02	Manhattan Comercial 02

Current assets	19,674	8,196
Total acquired assets	19,674	8,196

Total assumed liabilities	(18,104)	(5,086)

Net assets acquired	1,570	3,110

Net Assets Manhattan Residencial 02	1,570
Net Assets SPE Manhattan Comercial 02	3,110

Carrying amount of acquisition:
Acquisition cost	64,683
Net assets acquired	2,340
Fair value adjustment based on inventory surplus	62,343

10.	Property and equipment

Type	01/01/2012	Additions	Write-offs	2012	(-) Operations for sale	Additions	Write-offs	2013
Cost				(restated)
Hardware	27,977	2,649	(1,186)	29,440	2,301	9,809	(4,226)	32,722
Vehicles and aircrafts	7,627	-	-	7,627	7,336	719	(31)	979
Leasehold improvements and installations	29,454	3,921	-	33,375	4,143	12,192	(7,168)	34,256
Furniture and fixtures	7,799	23	-	7,822	2,134	819	(743)	5,764
Machinery and equipment	4,136	26	-	4,162	52	266	(540)	3,836
Molds	8,130	-	-	8,130	-	-	-	8,130
Sales stands	180,498	14,454	-	194,952	-	9,906	(1,622)	203,236
	265,621	21,073	(1,186)	285,508	15,966	33,711	(14,330)	288,923

Accumulated depreciation
Hardware	(17,156)	81	(2,368)	(19,443)	(1,586)	(4,092)	129	(21,820)
Vehicles and aircrafts	(6,038)	-	-	(6,038)	(5,096)	(68)	31	(979)
Leasehold improvements and installations	(16,284)	-	(941)	(17,225)	(1,894)	(7,096)	928	(21,499)
Furniture and fixtures	(4,218)	-	(190)	(4,408)	(1,367)	(1,175)	554	(3,662)
Machinery and equipment	(475)	-	(262)	(737)	(13)	(385)	5	(1,104)
Molds	(7,253)	-	-	(7,253)	-	(178)	486	(6,945)
Sales stands	(164,124)	(20,135)	-	(184,259)	-	(12,270)	-	(196,529)
	(215,548)	(20,054)	(3,761)	(239,363)	(9,956)	(25,264)	2,133	(252,538)

	50,073	1,019	(4,947)	46,145	6,010	8,447	(12,197)	36,385

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

10.	Property and equipment--Continued

The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvement	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Vehicles	5 years	20
Molding	10 years	10
Sales stands	1 year	100

11.	Intangible assets

	2012				2013
	Balance	(-) Operations for sale	Additions	Write-downs/ amortization	Balance
Goodwill	(restated)
AUSA (a)	152,856	(127,380)	-	-	25,476
Cipesa	40,687	-	-	-	40,687
Impairment / Write-off – sale of land	(22,120)	-	(963)	-	(23,083)
	171,423	(127,380)	(963)	-	43,080

Software – Cost	83,753	(3,877)	34,127	(9,378)	104,625
Software – Depreciation	(39,193)	1,021	(17,035)	499	(54,708)
Other	14,104	-	6,844	(7,605)	13,343
	58,664	(2,856)	23,936	(16,484)	63,260

	230,087	(130,236)	22,973	(16,484)	106,340

(a)
As a result of the sale of 70% interest in AUSA (represented by 50% interest by Gafisa and 20% interest by our subsidiary Tenda) (Note 1), the Company wrote off the goodwill corresponding to its portion sold of 50%, out of the 60% originally acquired, in the amount of R$127,380.

	01/01/2012			2012
	Balance	Additions	Write-downs	Balance
Goodwill				(restated)
AUSA	152,856	-	-	152,856
Cipesa	40,687	-	-	40,687
Provision for non-realization / Write-off – sale of land	(10,430)	(11,690)	-	(22,120)
	183,113	(11,690)	-	171,423
Other intangible assets
Software – Cost	60,490	30,710	(7,447)	83,753
Software – Accumulated depreciation	(27,839)	(13,858)	2,504	(39,193)
Other	14,006	98	-	14,104
	46,657	16,950	(4,943)	58,664

	229,770	5,260	(4,943)	230,087

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over five years (20% per year).

Goodwill arises from the difference between the consideration and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

11.	Intangible assets--Continued

The Company evaluated the recovery of the carrying amount of goodwill based on the “value in use”, applying discounted cash flow model of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates.

The assumptions relating to growth, cash flow and future cash flows are based on the business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units (i.e., the group of assets that provides the generation of cash flows). The discount rate used to determine the present value of future cash flows was the Company’s cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2014 and 2018 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets resulted in the need for recognizing a provision for impairment in the year ended December 31, 2013, in the amount of R$963 (R$11,690 in 2012 and R$10,430 on January 1, 2012), related to the goodwill on acquisition of CIPESA. The goodwill recorded in CIPESA was evaluated comparing the market values of lands.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2013	2012	01/01/2012
				(restated)
Certificate of Bank Credit - CCB (i)	June 2014 to July 2017	0.59% to 2.20% + CDI / 117% to 123% of CDI	550,052	1,118,553	936,476
Promissory notes (ii)	December 2013	125% of CDI	-	80,159	231,068
National Housing System - SFH (iii)	July 2014 to January 2018	8.30% to 11.00% + TR	1,088,258	704,758	367,304
Assumption of debt in connection with inclusion of subsidiaries ‘debt and other	April 2013	TR + 12%	-	1,064	3,881
			1,638,310	1,904,534	1,538,729

Current portion			590,386	613,973	943,388
Non-current portion			1,047,924	1,290,561	595,341

(i)
On May 9, 2013, the Company issued Certificates of Bank Credit (CCB) in the amount of R$217,000, with secured guarantee, represented by first-priority mortgage of select real estate venture units of the Company, and the fiduciary assignment of these real estate receivables. On October 7, 2013, the Company settled all obligations arising from this issuance.

(ii)
On December 20, 2012, the public distribution with restricted efforts of the 3rd issuance of commercial promissory notes, in sole series, in the amount of R$80,000 was approved. On December 16, 2013, the Company made the payment of the total balance of this obligation.

(iii)
The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and count on secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

On October 7, 2013, the Company took out a loan of the Real Estate Finance System (SFI) in the amount of R$300,000 and final maturity in July 2017, secured guarantee represented by first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these ventures to provide funds only for housing projects. This contract has clauses that restrict the ability of taking some actions, and may require the early maturity in case these clauses are not fulfilled. As of December 31, 2013, the Company is compliant with all of its contractual obligations.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The maturities of the current and non-current installments are as follows:

Maturity	2013

2014	590,386
2015	642,328
2016	296,464
2017	107,901
2018 onwards	1,231
1,638,310

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

12.	Loans and financing--Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of  December 31, 2013 and 2012 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at cost of each venture and land, according to the use of funds, and included in profit or loss for the year based on the criteria adopted for recognizing revenue, as shown below. The capitalization rate used in the determination of costs of loans eligible for capitalization ranges from 9.14% to 10.14% as of December 31, 2013 (11.61% in 2012).

The following table shows the summary of financial expenses and charges and the capitalized rate in the accounts “properties for sale”:

	2013	2012	2011
		(restated)	(restated)
Total financial charges for the period	309,006	285,964	370,456
Capitalized financial charges	(132,183)	(121,944)	(231,701)

Financial expenses (Note 25)	176,823	164,020	138,755

Financial charges included in “Properties for sale”

Opening balance	239,327	274,478	146,542
Capitalized financial charges	132,183	121,944	231,701
Charges included in results of operations (Note 24)	(157,212)	(157,095)	(103,765)

Closing balance (Note 6)	214,298	239,327	274,478

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2013	2012	01/01/2012
					(restated)
Third program /first placement - Fifth placement (i)	250,000	120% of CDI	May 2018	-	129,569	253,592
Sixth placement (ii)	100,000	CDI + 1.30%	June 2014	151,513	137,763	124,851
Seventh placement (iii)	600,000	TR+ 10.17%	December 2017	551,855	601,200	601,234
Eighth placement /first series (v)	288,427	CDI + 1.95%	October 2015	294,073	291,956	293,819
Eighth placement /second series (v)	11,573	IPCA + 7.96%	October 2016	14,216	13,411	12,680
First placement (Tenda) (iv)	600,000	TR+ 9.21%	October 2015	409,561	562,004	613,024
				1,421,218	1,735,903	1,899,200

Current portion				563,832	346,360	1,899,200
Non-Current portion				857,386	1,389,543	-

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

13.	Debentures--Continued

Maturities of current and non-current installments are as follows.

Maturity	2013

2014	563,832
2015	499,093
2016	158,292
2017 onwards	200,001
1,421,218

(i)
 On May 16, 2008, the Company obtained approval for its 3rd Debenture Placement Program, which allows for the placement of R$1,000,000 in simple debentures with a general guarantee maturing in five years. Under the 3rd Debenture Placement Program of Gafisa, the Company placed series of 25,000 debentures in the total amount of R$250,000.

On April 12, 2013, with the re-ratification on April 18, 2013, the Board of Directors approved the conditions to be provided to the debenture holders of the 5th placement 2nd Series because of the scheduled renegotiation established in the Indenture, on conditions that are identical to those effective in such indenture. On these same dates, the conditions were disclosed to debenture holders, who could accept the conditions and hold the debenture through maturity or reject them, having ensured the acquisition right by the Issuer. On May 6, 2013, the Company paid the interest established in the indenture of the 5th placement Debentures, and acquired the debentures related to the non-renegotiation option, in the amount of R$130,203, not having other restrictive covenants to be fulfilled regarding this placement. On January 21, 2014, the totality of debentures of this program was cancelled.

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

(iii)
On November 16, 2009, the Company obtained approval for its 7th Placement of nonconvertible simple debentures in a single and undivided lot, sole series, secured by a floating and additional guarantee, in the total amount of R$600,000, with semi-annual amortization between June 2013 and December 2017 over five years. The funds raised through this placement shall be used in the finance of real estate ventures.

On March 27, 2013, the change in the maturity schedule of the 7th Placement of Debentures of the Company was unanimously approved, and became effective as follows: R$25,000 on June 5, 2013, R$25,000 on December 5, 2013, R$25,000 on June 5, 2014, R$25,000 on December 5, 2014, R$75,000 on June 5, 2015, R$ 75,000 on December 5, 2015, R$75,000 on June 5, 2016, R$ 75,000 on December 5, 2016, R$100,000 on June 5, 2017, R$ 100,000 on December 5, 2017. On the same date, the calculation parameters of the placement remuneration were adjusted.

On October 1, 2013, the substitution of the Fiduciary Agent of the 7th Placement of Debentures of the Company was unanimously approved, this duty being currently performed by Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda.

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

(vi)
On June 19, 2013, the subsidiary Tenda approved the public distribution with restricted efforts of the 2nd Placement of simple nonconvertible debentures, with secured guarantee and additional personal guarantee, to be revalidated in general and additional personal guarantee, in sole series in the amount of R$250,000, with maturity in 24 months. The placement is guaranteed by the fiduciary disposal of shares of Alphaville Urbanismo S.A. held by the subsidiary Shertis Empreendimentos e Participações S.A. and the guarantee of the Company and the subsidiary AUSA. On December 10, 2013, the issuer settled the obligations of this placement as provided for in the indenture.

As mentioned in Note 4.2, as of December 31, 2013, the balance of cash in guarantee to loans in investment funds in the amount of R$105,380 (R$95,887 in 2012 and R$59,106 on January 1, 2012) in the consolidated financial statements, is pledged as part of the calculation of the guarantee of the 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

13.	Debentures--Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. As of January 1, 2012, the Company exceeded what was provided for in the restrictive covenants of the First Placement of Tenda and the Seventh Placement of Gafisa because the EBIT was lower than zero, and of the Fifth Placement of Gafisa because the ratio was higher than 75% of equity. In view of the cross restrictive covenants and the non-compliance with the covenants previously mentioned, the non-current portions of all placements were fully reclassified into short term. In 2012, the Company renegotiated certain restrictive covenants and, as of December 31, 2012 and 2013, it is in compliance with the new covenants arising from such renegotiation.

The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2013 are as follows:

2013
Fifth placement
Total account receivable plus inventory of finished units required to be either greater than or equal to 2.2 times net debt or below zero	n/a
Total debt less venture debt (3) less cash and cash equivalents and short-term investments (1) cannot exceed 75% of equity	n/a

Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times net debt less venture debt (3)	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-31.6%
Total account receivable plus unearned revenue plus total inventory of finished units required to be at least 1.5 times net debt plus payable for purchase of properties plus unappropriated cost	2.79 times

Eighth placement - first and second series, second issuance of Promissory Notes, first and second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-31.16%

First placement – Tenda
Total accounts receivable plus inventory required to be either greater than or equal to 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.
-2.49 times
Net debt less debt with secured guarantee (3) cannot be in excess of 50% of equity.	-56.97%
Total account receivable plus unearned revenue plus total inventory of finished units required to be greater than 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost
56.85 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.
(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet.
(3)
Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total receivables.
(5)	Total inventory.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(ii) to 5(x) are as follows:

	2013	2012	01/01/2012
		(restated)
Assignment of receivables:
CCI obligation Jun/09 - Note 5(ii)	12,295	14,666	21,407
CCI obligation Jun /11 - Note 5(iii)	17,146	40,376	124,754
CCI obligation Sep/11 - Note 5(iv)	-	8,729	172,285
CCI obligation Dec/11 - Note 5(v)	13,686	16,864	72,384
CCI obligation May/12 - Note 5(vi)	-	20,824	-
CCI obligation Jul/12 - Note 5(vii)	2,578	7,561	-
CCI obligation Nov/12 - Note 5(viii) (a)	10,639	113,431	-
CCI obligation Dec/12 - Note 5(ix)	35,831	62,325	14,734
CCI obligation Dec /13 - Note 5(x)	17,154	-	-
FIDC obligation – Note 5(xi)	6,381	-	-
Other	4,187	5,523	30,515
	119,897	290,299	436,079

Current portion	82,787	134,339	54,825
Non-current potion	37,110	155,960	381,254

Except for item (a) above,  the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified in a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated CRI limited to 4% of the issuance amount, with no right of recourse above this limit.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

15.	Payables to venture partners

	2013	2012	01/01/2012
		(restated)
Payable to venture partners (a)	103,814	266,565	401,931
Usufruct of shares (b)	19,866	57,141	71,255

	123,680	323,706	473,186

Current portion	112,886	161,373	219,796
Non-current portion	10,794	162,333	253,390

Maturities of current and non-current portions are as follows:

2013

2014	112,886
2015	6,080
2016	3,574
2017 onwards	1,140
Total	123,680

(a)
In the Company’s statements, in January 2008, the Company formed an unincorporated venture (SCP), the main objective of which is to hold interest in other real estate development companies, as mentioned in Note 9 (i) (a). As of December 31, 2013, the SCP has capital of R$113,084 (represented by 13,084,000 Class A shares held by the Company and 100,000,000 Class B shares held by other venture partners). The SCP will preferably use these funds to acquire ownership interests and increase the capital of its investees. As a result of this operation, due to the prudence and considering that the decision to invest or not is made jointly by all members, thus independent from Company management decision, as of December 31, 2012, payables to venture partners were recognized in the amount of R$200,000, maturing on February 1, 2014. The venture partners receive a minimum dividend substantially equivalent to the variation in the Interbank Deposit Certificate (CDI) rate. As of December 31, 2013, the amount accrued totaled R$3,814 (R$6,373 in 2012). The SCP's charter provides for the compliance with certain covenants by the Company, in its capacity as lead partner, which include the maintenance of minimum indices of net debt and receivables. At a meeting of the venture partners held on February 2, 2013, they decided to reduce the SCP capital by 100,000,000 Class B units and, as consequence of this resolution, the SCP paid R$100,000 to the partners that held such shares. As of December 31, 2013, the Company is in compliance with these clauses. The dividend amounts are reclassified into financial expenses in the consolidated financial statements.

(b)
The company entered into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000, recorded based on amortized cost using the effective interest of the transaction in profit or loss. As of December 31, 2013, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$13,400 (Note 9).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

16.	Other payables

	2013	2012	01/01/2012
		(restated)
Acquisition of interests	5,102	21,679	19,735
Provision for penalties for delay in construction works	14,530	36,249	44,471
Cancelled contract payable	38,901	57,458	70,524
FIDC payable (a)	-	9,592	2,950
Warranty provision	53,006	73,934	53,715
Deferred sales taxes (PIS and COFINS)	40,461	24,257	100,977
Provision for net capital deficiency (Note 9)	25,448	19,239	13,806
Long-term suppliers	29,780	2,535	10,502
Other liabilities	39,386	32,657	104,390

	246,614	277,600	421,070

Current portion	176,740	196,346	289,831
Non-current portion	69,874	81,254	131,239

(a)
Refers to the operation of assignment of receivables portfolio. On May 28, 2013, the Company entered into an agreement with the shareholders of Gafisa FIDC for the assignment of the totality of subordinated shares it owned in the Fund. As provided in the agreement, the Company received R$5,008 in cash and R$2,911 in real estate receivables previously assigned to Gafisa FIDC. The remaining shareholders of Gafisa FIDC settled the fund and in exchange they received a portion in cash and another portion in real estate receivables originated from Gafisa and its subsidiaries. Gafisa maintained on these receivables the obligation of completely formalizing the guarantee to the assignee under the risk of repurchase in case of non-formalization or default. The remaining amount of this obligation is maintained in the heading “Obligations for assignment of receivables”, which as of December 31, 2013, amounts to R$6,381 in the consolidated financial statements.

17.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil lawsuits and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the year ended December 31, 2013, the changes in the provision are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments--Continued

	Civil claims (i)	Tax claims (ii)	Labor claims	Total
Balance at January 1, 2012	114,177	15,852	39,760	169,789
Additional provision (Note 24)	51,696	837	42,399	94,932
Provision utilized	(27,258)	(2,019)	(27,084)	(56,361)
Balance at December 31, 2012 (restated)	138,615	14,670	55,075	208,360
Additional provision (Note 24)	48,844	(152)	29,709	78,402
Provision utilized	(47,289)	(590)	(29,852)	(77,731)
AUSA - Payment and reversal of provision not settled	551	(12,346)	692	(11,103)
Balance at December 31, 2013	140,722	1,582	55,624	197,928

Current portion	47,988	255	23,876	72,119
Non-current portion	92,734	1,327	31,748	125,809

(a)	Civil, tax and labor claims

(i)
As of December 31, 2013, the provisions related to civil claims include R$67,480 related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), among other companies. The plaintiff believes that the Company should be liable for the debts of Cimob. Some lawsuits, amounting to R$13,784, are backed by guarantee insurance. In addition, there are judicial deposits amounting to R$48,823, and there is also the restriction referring to the use of Gafisa’s treasury stock to guarantee the enforcement as well (Note 19.1).

The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims is legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The final decision on the Company’s appeal, however, cannot be predicted at present.

As of December 31, 2013, the Company and its subsidiaries have deposited in court the amount of R$127,405 (R$130,371 in 2012 and R$109,411 on January 1, 2012) (Note 7) in connection with the previously mentioned legal claims.

(ii)
The former subsidiary AUSA, current associate, is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircrafts in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS, after review by legal counsel was reclassified as possible.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments--Continued

(a)	Civil, tax and labor claims --Continued

According to the negotiation of the sale of controlling interest of 70% in AUSA to Private Equity AE Investimentos e Participações S.A., it was agreed in the purchase and sale contract that the Company would cover the court costs in the event of an unfavorable decision. The contingency amount considered by the legal advisor as possible, is R$15,925 as of December 31, 2013 (R$12,327 in 2012, classified as likelihood of probable loss).

(iii)	Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before acquiring land, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Before acquiring land, the Company obtains all governmental approvals, including environmental licenses and construction permits.

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments--Continued

(iv)	Lawsuits in which likelihood of loss is rated as possible

In addition, as of December 31, 2013, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. For purposes of improving the presentation and comparability of legal claims, the Company reviewed the criteria for estimating possible claims, based on the history of probable processes and the specific analysis of main claims. According to the criterion, the likelihood of loss considered possible amounted to R$435,046 (R$228,548 in 2012), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts and civil claims related to, among others, the discussion on the building of venture and contractual cancellation of acquired land.

	2013	2012
		(restated)
Civil claims	331,976	111,663
Tax claims	45,413	54,675
Labor claims	57,657	62,210
	435,046	228,548

(b)	Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land, and to guarantee the granting of financing, in addition to guaranteeing the installments of the financing to clients over the construction period.

The Company is also committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2013, the Company and its subsidiaries have restricted cash which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments--Continued

(c)	Commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has the following other commitments:

(i)
The Company has contracts for the rental of 29 properties where its facilities are located, at a monthly cost of R$1,066 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three months' rent or in proportion to the contract expiration time.

(ii)
As of December 31, 2013, the Company, through its subsidiaries, has long-term obligations in the amount of R$20,163 (R$163 in 2012), related to the supply of the raw material used in the development of its real estate ventures.

18.	Payables for purchase of properties and advances from customers

	2013	2012	01/01/2012
		(restated)
Payables for purchase of properties	262,902	256,263	346,787
Adjustment to present value	(873)	(2,010)	(1,595)
Advances from customers
Development and sales - Note 5(i)	48,220	132,789	194,648
Barter transaction - Land (Note 6)	178,100	187,041	168,393

	488,349	574,083	708,233

Current portion	408,374	503,889	561,666
Non-current portion	79,975	70,194	146,567

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity

19.1.	Capital

As of December 31, 2013, the Company's authorized and paid-in capital amounts to R$2,740,662 (R$2,735,794 in 2012 and R$2,734,157 on January 1, 2012), represented by 435,559,201 registered common shares (433,229,779 in 2012), without par value, of which 19,099,486 (599,486 in 2012) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which may set the conditions for issuance up to a limit of 600,000,000 (six hundred million) common shares.

In 2013, 18,500,000 of the company’s shares (10,000,000 shares for the First Program and 8,500,000 for the Second Program) were acquired in the market through the repurchase program of shares issued by the Company and its subsidiary Tenda and are held in the treasury (see Note 9).

Treasury shares - 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
02/18/2013	1,000,000	4.3316	0.23%	3,530	4,336
04/05/2013	121,000	3.9689	0.03%	427	481
04/16/2013	1,660,000	4.0512	0.38%	5,860	6,732
04/17/2013	500,000	3.8376	0.11%	1,765	1,921
04/18/2013	719,000	3.9114	0.17%	2,538	2,815
04/22/2013	2,000,000	4.0352	0.46%	7,060	8,079
06/07/2013	4,000,000	3.8972	0.92%	14,120	15,606
12/10/2013	1,000,000	3.5411	0.23%	3,530	3,545
12/11/2013	500,000	3.5000	0.11%	1,765	1,752
12/19/2013	2,500,000	3.7550	0.57%	8,825	9,398
12/20/2013	1,500,000	3.8391	0.34%	5,295	5,765
12/23/2013	1,000,000	3.8070	0.23%	3,530	3,811
12/30/2013	2,000,000	3.5454	0.46%	7,060	7,098
	19,099,486	3.8258	4.39%	67,421	73,070
(*)	Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the effect of occasional volatility.

Treasury shares – 12/31/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,824	1,731
(*)	Market value calculated based on the closing share price at December 31, 2012 (R$4.71), not considering the effect of occasional volatility.

Treasury shares – 01/01/2012
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying amount
11/20/2001	599,486	2.8880	0.14%	2,470	1,731
(*)	Market value calculated based on the closing share price at December 31, 2012 (R$4.12), not considering the effect of occasional volatility.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity--Continued

19.1.	Capital--Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of legal claims (Note 17(a)(i)).

In 2013, 2012 and 2011, issuances of shares due to the exercise of stock options were approved in the amounts of R$4,868, R$1,637 and R$4,959, respectively, with the issuance of 2,329,422 and 530,220 new common shares, respectively.

The change in the number of outstanding shares is as follows:

Common shares - In thousands

Outstanding shares as of January 1, 2012	432,100
Exercise of stock options	530
Outstanding shares as of December 31, 2012	432,630
Exercise of stock options	2,330
Repurchase of treasury shares	(18,500)
Outstanding shares as of December 31, 2013	416,460
Treasury shares	19,099
Paid-in shares as of December 31, 2013	435,559

Weighted average shares outstanding	426,300

19.2.	Allocation of net income (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock, and (ii) 25% of the remaining balance to pay mandatory dividends.

On December 20, 2013, the distribution of interest on equity was approved, charging the account of net income for this year, in the gross amount of R$130,192.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and consolidated financial statements related to the year 2013.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity--Continued

19.2.	Allocation of net income (loss) for the year--Continued

Net income for 2013	867,443
(-) Absorption of accumulated losses balance	(235,582)
(-)Legal reserve (5%)	(31,593)
(=) Calculation basis	600,268
Minimum mandatory dividend (25%)	150,067
Interest on equity declared for the year (i)	130,192
(-) Withholding income tax (IRRF) on interest on equity	(13,045)
Dividend to be declared	32,920
(-) Reserve for future investments	437,156

Minimum mandatory dividend per share in Reais	0.3603

(i)
As permitted by the legislation and provided for in the By-laws of the Company, the distribution of interest on equity (JCP), calculated based on the long-term interest rate (TJLP), which is deductible for purposes of income tax, when distributed, can be considered as a portion of minimum mandatory dividends. The net amount of R$117,147 related to the JCP was settled on February 12, 2014.

According to Article 47 of the By-laws of the Company, it is mandatory to set up a reserve for investments. As provided for in said article, the recognition of said reserve should be at an amount not in excess of 71.25% of net income, with the purpose of financing the expansion of the operations of the Company and its subsidiaries, including through the subscription of capital increases or creation of new ventures, participation in consortia or other types of agreement for carrying out the corporate purpose.

As of December 31, 2013, the revenue reserve was established in the amount of R$437,156, as provided for in Article 196 of Law 6,404/76, with the purpose of allocating it to future investments. The retention for 2013 is in line with the business plan approved by the Board of Directors of the Company.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity--Continued

19.3.	Stock option plan

Expenses for granting stock options recorded under the account “General and administrative expenses” (Note 24) in the years ended December 31, 2013 and 2012, are as follows:

	2013	2012	2011
		(restated)	(restated)
Gafisa	17,263	18,318	15,429
Tenda	156	580	2,203
	17,419	18,898	17,632

Alphaville (Note 8.2)		8,741	1,640
		27,639	19,272

(i)	Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2010, 2011, 2012 and 2013, which follow the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2013, 2012 and 2011, including the respective weighted average exercise prices are as follows:

	2013		2012		2011
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	9,742,400	1.32	16,634,974	9.81	8,787,331	11.97
Options granted	5,383,627	1.86	7,639,048	1.66	12,855,000	10.60
Options exercised (i)	(2,329,422)	2.09	(530,220)	3.09	(1,184,184)	12.29
Options substituted	-	-	(9,264,253)	8.28	-	-
Options expired	-	-	(579,774)	8.49	(36,110)	8.12
Options forfeited	(888,477)	0.39	(4,157,375)	7.58	(3,787,063)	13.88

Options outstanding at the end of the period	11,908,128	1.47	9,742,400	1.32	16,634,974	9.81

Vested options at the end of the year	-	-	-	-	1,991,712	8.94
(i)	In the year ended December 31, 2013, the amount received through exercised options was R$4,867 (R$1,637 and R$4,959 in the years ended 2012 and 2011, respectively).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity--Continued

19.3.	Stock option plan-- Continued

As of December 31, 2013, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,908,128	8.76	2.76	-	-

During the year ended December 31, 2013, the Company granted 5,383,627 options in connection with its stock option plan comprising common shares (7,639,048 options granted in 2012).

The fair value of the new options granted in 2013 totaled R$11,048 (R$11,063 in 2012 related to the new options granted and R$4,277 of incremental value related to the options that were substituted) which was determined based on the following assumptions:

	2013		2012
Pricing model	Binomial	MonteCarlo	Binomial	MonteCarlo
Exercise price of options (R$)	R$ 4.05	R$4.08 and R$0.01	R$2.73	R$2.73 and R$0.01
Weighted average price of options (R$)	R$ 4.05	R$ 1.11	R$2.73	R$0.73
Expected volatility (%) – (*)	40%	40%	40%	40%
Expected option life (years)	12.43 years	2.45 years	11.03 years	1.97 year
Dividend income (%)	1.90%	1.90%	1.90%	1.90%
Risk-free interest rate (%)	7.23%	7.23%	7.85%	7.85%
(*) The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

(ii)	Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2013, the amount of R$14,939 (R$14,784 in 2012 and R$14,203 in 2011), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of Gafisa.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity--Continued

19.3.	Stock option plan--Continued

During the years ended December 31, 2013, 2012 and 2011, the Company did not grant options in connection with its stock option plans comprising common shares of Tenda.

20.	Income tax and social contribution

(i)	Current income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2013 2012 and 2011 is as follows:

	2013	2012	2011
		(restated)	(restated)
Income (loss) before income tax and social contribution, and statutory interest	239,368	(261,585)	(966,932)
Income tax calculated at the applicable rate - 34%	(81,385)	88,939	328,757
Net effect of subsidiaries taxed by presumed profit	(2,316)	20,346	(108,219)
Tax losses (tax loss carryforwards used)	4,694	(630)	(3,409)
Income from equity method investments	2,507	18,905	6,505
Effect of the income from discontinued operations	(89,398)	-	-
Stock option plan	(5,923)	(6,426)	(5,319)
Other permanent differences	(18,443)	(623)	(1,051)
Charges on payables to venture partners	6,847	(1,825)	(19,880)
Tax benefits recognized (not recognized)	180,605	(138,908)	(303,234)
	(2,812)	(20,222)	(105,850)

Tax expense - current	(23,690)	(17,403)	(44,555)
Tax benefit (expenses) – deferred	20,878	(2,819)	(61,295)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

20.	Income tax and social contribution--Continued

(ii)	Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for utilizing the tax credit, based on the assumptions and conditions established in the business model of the Company.

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and underlain by internal assumptions and future economic scenarios that enable its total or partial use should a full credit be recognized. As of December 31, 2013, the Company has not recognized deferred income tax assets in the amount of R$274,534 (R$527,399 and R$343,982 in 2012 and January 1, 2012, respectively).

As of December 31, 2013, 2012 and January 1, 2012, deferred income tax and social contribution are from the following sources:

	2013	2012	01/01/2012
Assets		(restated)
Provisions for legal claims	67,296	71,872	57,728
Temporary differences – PIS and COFINS deferred	15,566	20,000	35,755
Provisions for realization of non-financial assets	22,852	15,902	31,672
Temporary differences – CPC adjustment	31,819	37,128	85,865
Other provisions	76,736	108,936	102,002
Income tax and social contribution loss carryforwards	288,711	334,418	247,872
Tax credits from downstream acquisition	9,226	11,799	8,793
Tax benefits not recognized	(274,534)	(527,399)	(343,982)
	237,672	72,656	225,705

Liabilities
Investments in subsidiaries	(91,323)	(96,347)	(95,125)
Temporary differences –CPC adjustment	(127,790)	(3,594)	(14,862)
Differences between income taxed on cash basis and recorded on an accrual basis	(75,211)	(58,536)	(218,971)
	(294,324)	(158,477)	(328,958)

Total net	(56,652)	(85,821)	(103,253)

The Company has income tax and social contribution loss carryforwards for offset limited to 30% of annual taxable profit, which have no expiration, in the following amounts:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

20.	Income tax and social contribution--Continued

(ii)	Deferred income tax and social contribution--Continued

	2013			2012 (restated)			01/01/2012
	Income tax	Social contribution	Total	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	849,150	849,150	-	983,582	983,582	-	729,035	729,035	-
Deferred tax asset (25%/9%)	212,288	76,424	288,712	245,896	88,522	334,418	182,259	65,613	247,872
Recognized deferred tax asset	54,795	19,726	74,521	20,144	7,252	27,396	20,116	7,242	27,358
Unrecognized deferred tax asset	157,493	56,698	214,191	225,752	81,270	307,022	162,143	58,371	220,514
Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

2014	4,124
2015	46,534
2016	531
2017	9,120
2018	17,871
2019 onwards	140,999
219,179

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. The Company and its subsidiaries operations are subject to the following risk factors:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only short-term securities of top tier financial institutions.

With regards to account receivable, the Company restricts its exposure to credit risk through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of secured guarantee for the recovery of its products in the cases of default during the construction period. As of December 31, 2013 and 2012, there was no significant credit risk concentration associated with clients.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations--Continued

b)	Derivative financial instruments

The Company engages in operations involving derivative financial instruments with the objective of mitigating or eliminating currency, index and interest rate risks to its operations, when considered necessary.

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2013, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturities between June 2014 and June 2017. The derivative contracts are as follows:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations--Continued

b)	Derivative financial instruments--Continued

		Reais	Percentage		Validity			Fair value of derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	2013	2012	01/01/2012
								(restated)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.1556%	CDI 0.31%	06/15/2011	12/19/2011	-	-	(16)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 13,0074%	CDI 0.31%	12/19/2011	03/30/2012	-	-	505
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.3600%	CDI 0.31%	03/30/2012	09/28/2012	-	-	856
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.7901%	CDI 0.31%	09/28/2012	03/28/2013	-	2,198	815
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 12.0559%	CDI 0.31%	03/28/2013	09/30/2013	-	1,938	238
Alphaville Urbanismo S/A	Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	-	1,641	117
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	-	1,123	251
Alphaville Urbanismo S/A	Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	-	923	297
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	-	332	(54)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	30/09/2015	03/31/2016	-	414	97
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	31/03/2016	09/30/2016	-	94	(55)
Alphaville Urbanismo S/A	Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	-	436	266
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.3450%	CDI 0.2801%	06/28/2011	12/29/2011	-	-	13
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 13.3385%	CDI 0.2801%	12/29/2011	06/20/2012	-	-	1,316
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.4481%	CDI 0.2801%	06/20/2012	12/20/2012	-	-	1,074
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.8779%	CDI 0.2801%	12/20/2012	06/20/2013	-	2,722	836
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 12.1440%	CDI 0.2801%	06/20/2013	12/20/2013	-	2,366	324
Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI 1.6344%	12/20/2013	06/20/2014	978	2,096	324
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI 0.2801%	06/20/2014	12/22/2014	128	865	19
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI 1.6344%	12/22/2014	06/22/2015	(91)	907	284
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI 0.2801%	06/22/2015	12/21/2015	(306)	492	(64)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI 1.6344%	12/21/2015	06/20/2016	(236)	584	213
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI 0.2801%	06/20/2016	12/20/2016	(255)	170	(45)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI 1.6344%	12/20/2016	06/20/2017	(35)	366	124
							183	19,667	7,735

					Current		183	9,224	3,847
					Non-current		-	10,443	3,888

During the year ended December 31, 2013, the net expense of R$5,103 (R$6,151 and R$4,501 of net gain in 2012 and 2011, respectively), which refers to net result of the interest swap transaction, was recognized in the “financial expenses” line in the statement of operations for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s consolidated balance sheet (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction. Accordingly, the estimates above do not necessarily indicate the actual amounts to be realized upon the financial settlement of transactions.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations --Continued

c)	Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries will not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risk, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,393	938,785	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,385	200,001	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,453	1,605,824	310,273	-	3,262,550

Year ended December 31, 2012 (restated)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	613,973	1,098,920	191,641	-	1,904,534
Debentures (Note 13)	346,360	1,029,281	356,642	3,620	1,735,903
Payables to venture partners (Note 15)	161,373	153,892	8,441	-	323,706
Suppliers	154,763	-	-	-	154,763
	1,276,469	2,282,093	556,724	3,620	4,118,906

As of January 1, 2012	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	943,388	360,996	234,345	-	1,538,729
Debentures (Note 13)	1,899,200	-	-	-	1,899,200
Payables to venture partners (Note 15)	219,796	233,771	19,619	-	473,186
Suppliers	130,838	-	-	-	130,838
	3,193,222	594,767	253,964	-	4,041,953

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (derived prices); and

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations--Continued

d)	Liquidity risk--Continued

Fair value classification--Continued

The fair value for financial assets and derivative instruments of the Company as of December 31, 2013, 2012 and January 1, 2012 is as follows:

As of December 31, 2013	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	215,194	-
Short-term investments (Note 4.2)	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-
Accounts receivable (Note 5)	-	2,223,668	-

As of December 31, 2012 (restated)	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	587,956	-
Short-term investments (Note 4.2)	-	979,799	-
Derivative financial instruments (Note 21.i.b)	-	19,667	-
Accounts receivable (Note 5)	-	3,313,944	-

As of January 1, 2012	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	69,548	-
Short-term investments (Note 4.2)	-	788,803	-
Derivative financial instruments (Note 21.i.b)	-	7,735	-
Accounts receivable (Note 5)	-	4,134,313	-

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(i)	Risk considerations --Continued

d)	Liquidity risk--Continued

Fair value classification--Continued

In addition, we show the fair value of financial instruments liabilities:

As of December 31, 2013	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	125,719	-
Suppliers	-	79,342	-

As of December 31, 2012 (restated)	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,959,621	-
Debentures (Note 21.ii.a)	-	1,799,105	-
Payables to venture partners (Note 21.ii.a)	-	353,970	-
Suppliers	-	154,763	-

As of January 1, 2012	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,543,114	-
Debentures (Note 21.ii.a)	-	1,907,463	-
Payables to venture partners (Note 21.ii.a)	-	473,186	-
Suppliers	-	130,838	-

In the years ended December 31, 2013, 2012 and 2011 there were no transfers between the Levels 1 and 2, nor were there transfers between Levels 3 and 2.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(ii)	Fair value of financial instruments--Continued

a)	Fair value measurement--Continued

The following estimated fair values were determined using available market information and proper measurement methodologies. However, a considerable amount of judgment is necessary to interpret market information and estimate fair value. Accordingly, the estimates presented in this document are not necessarily indicative of amounts that the Company could realize in the current market. The use of different market assumptions and/or estimation methodology may have a significant effect on estimated fair values.

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)
The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables, suppliers, and other current liabilities approximate their fair values, recorded in the consolidated financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant consolidated carrying amounts and fair values of financial assets and liabilities at December 31, 2013, 2012 and on January 1, 2012 are as follows:

	2013		2012		01/01/2012
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	215,194	215,194	587,956	587,956	69,548	69,548
Short-term investments (Note 4.2)	1,808,969	1,808,969	979,799	979,799	788,803	788,803
Derivative financial instruments (Note 21(i)(b))	183	183	19,667	19,667	7,735	7,735
Trade accounts receivable (Note 5)	2,223,668	2,223,668	3,313,944	3,313,944	4,134,313	4,134,313

Financial liabilities
Loans and financing (Note 12)	1,638,310	1,641,503	1,904,534	1,959,621	1,538,729	1,543,114
Debentures (Note 13)	1,421,218	1,428,859	1,735,903	1,799,105	1,899,200	1,907,463
Payables to venture partners (Note 15)	123,680	125,719	323,706	353,970	473,186	473,186
Suppliers	79,342	79,342	154,763	154,763	130,838	130,838

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(ii)	Fair value of financial instruments--Continued

a)	Risk of debt acceleration

As of December 31, 2013, the Company has loans and financing with restrictive covenants related to cash generation, indebtedness ratios and other. The Company is in compliance these covenants as of December 31, 2013.

b)	Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•
The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, among other factors.

•
Future impediments, as a result of new regulations or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

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

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(ii)	Fair value of financial instruments--Continued

b)	Market risk -- Continued

•	Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•	Risk of buyers having a negative perception of the security, convenience and activities of the Company’s properties, as well as about their location.

•	The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

•	The opportunities for development may decrease.

•	The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts.

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

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital of shareholders, obtain new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2013, 2012 and 2011.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	2013	2012	01/01/2012
		(restated)
Loans and financing (Note 12)	1,638,310	1,904,534	1,538,729
Debentures (Note 13)	1,421,218	1,735,903	1,899,200
Obligations assumed on assignment of receivables (Note 14)	119,897	290,299	436,079
Payables to venture partners (Note 15)	123,680	323,706	473,186
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(2,024,163)	(1,567,755)	(858,351)
Net debt	1,278,942	2,686,687	3,488,843
Equity	3,214,483	2,685,829	2,743,576
Equity and net debt	4,493,425	5,372,516	6,232,419

(iv)	Sensitivity analysis

The chart shows the sensitivity analysis of financial instruments (except swap contracts) for the period of one year, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(iv)	Sensitivity analysis--Continued

As of December 31, 2013, 2012 and on January 1, 2012, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);
b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;
c)	Trade accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis of the interest rates of investments, loans and accounts receivables, the Company considered a CDI rate of 9.78%, a TR of 0.31%, a INCC rate of 8.09%, a the General Market Prices Index (IGP-M) of 5.46% and a the National Consumer Price Index – Extended (IPCA) of 5.73%.
The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing
Scenario II: 25% increase in the risk variables used for pricing
Scenario III: 25% decrease in the risk variables used for pricing
Scenario IV: 50% decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(iv)	Sensitivity analysis--Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219
Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474
Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385
Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)
Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(iv)	Sensitivity analysis--Continued

As of December 31, 2012:
		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
		(restated)	(restated)	(restated)	(restated)
Short-term investments	Increase/decrease of CDI	34,325	17,163	(17,163)	(34,325)
Loans and financing	Increase/decrease of CDI	(36,373)	(18,186)	18,186	36,373
Debentures	Increase/decrease of CDI	(18,158)	(9,079)	9,079	18,158
Payables to venture partners	Increase/decrease of CDI	(6,700)	(3,350)	3,350	6,700
Derivative financial instruments	Increase/decrease of CDI	(24,394)	(11,607)	16,898	32,823
Net effect of CDI variation		(51,300)	(25,059)	30,350	59,729

Loans and financing	Increase/decrease of TR	-	-	-	-
Debentures	Increase/decrease of TR	-	-	-	-
Net effect of TR variation		-	-	-	-

Debentures	Increase/decrease of IPCA	(370)	(185)	185	370
Net effect of IPCA variation		(370)	(185)	185	370

Accounts receivable	Increase/decrease of INCC	87,466	43,733	(43,733)	(87,466)
Properties for sale	Increase/decrease of INCC	67,826	33,913	(33,913)	(67,826)
Net effect of INCC variation		155,292	77,646	(77,646)	(155,292)

Accounts receivable	Increase/decrease of IGP-M	24,705	12,353	(12,353)	(24,705)
Payables to venture partners	Increase/decrease of IGP-M	(2,181)	(1,090)	1,090	2,181
Net effect of IGP-M variation		22,524	11,263	(11,263)	(22,524)

As of January 1, 2012:
		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	19,777	9,889	(9,889)	(19,777)
Loans and financing	Increase/decrease of CDI	(48,326)	(24,163)	24,163	48,326
Debentures	Increase/decrease of CDI	(32,279)	(16,140)	16,140	32,279
Payables to venture partners	Increase/decrease of CDI	(15,123)	(7,562)	7,562	15,123
Derivative financial instruments	Increase/decrease of CDI	(16,135)	(8,538)	9,613	20,502
Net effect of CDI variation		(92,086)	(46,514)	47,589	96,454

Loans and financing	Increase/decrease of TR	(2,151)	(1,076)	1,076	2,151
Debentures	Increase/decrease of TR	(7,051)	(3,526)	3,526	7,051
Net effect of TR variation		(9,202)	(4,602)	4,602	9,202

Debentures	Increase/decrease of IPCA	(318)	(159)	159	318
Net effect of IPCA variation		(318)	(159)	159	318

Accounts receivable	Increase/decrease of INCC	126,934	63,467	(63,467)	(126,934)
Properties for sale	Increase/decrease of INCC	59,967	29,983	(29,983)	(59,967)
Assignment of receivables	Increase/decrease of INCC	(5,964)	(2,982)	2,982	5,964
Net effect of INCC variation		180,937	90,468	(90,468)	(180,937)

Assignment of receivables	Increase/decrease of IGP-M	(4,984)	(2,492)	2,492	4,984
Net effect of IGP-M variation		(4,984)	(2,492)	2,492	4,984

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(v)	Embedded derivative

The purchase agreement included an obligation for the Company to purchase in 2012 the remaining 20% of AUSA’s ordinary shares which were held by non-controlling interest shareholders. The purchase price was based on the fair value of the shares and should be settled in cash or shares, at the Company’s sole discretion. There was an embedded derivative component to the shareholders’ agreement, relating to the obligation to purchase additional AUSA shares. The future settlement in cash, or shares represented an estimated amount of R$358,985 as at December 31, 2012 and on January 1, 2012.

22.	Related parties

22.1.	Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

Current accounts	2013	2012	01/01/2012

Assets
Current account (c):
Total SPEs	80,804	70,355	232,071
Condominium and consortia (b) and thirty party’s works (a)	1,743	94,529	34,811
Loan receivable (d)	136,508	115,089	95,208
Dividends receivable	-	-	49,269
	219,055	279,973	411,359

Current portion	82,547	164,884	317,005
Non-current	136,508	115,089	95,208

Liabilities
Current account (c):
Condominium and consortia (b)	-	-	(30,717)
Purchase/sale of interests	(39,100)	(138,228)	(33,768)
Total SPEs and Tenda	(94,578)	-	(170,436)
	(133,678)	(138,228)	(234,921)

Current portion	(133,678)	(138,228)	(234,921)

(a)	Refers to operations in third-party’s works.
(b)	Refers to transactions between the consortia leader, partners and condominiums.
(c)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

22.	Related parties--Continued

22.1.	Balances with related parties--Continued

(d)
The loans between the Company and its associates, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable by the Company is shown below:

	2013	2012	01/01/2012	Nature	Interest rate
	(restated)
Engenho	15	-	11	Construction	12% p.a. + IGPM
Laguna Di Mare - Tembok Planej. E Desenv. Imob. Ltda.	2,279	7,108	9,389	Construction	12% p.a. + IGPM
Vistta Laguna - Tembok Planej. E Desenv. Imob. Ltda.	15,201	15,330	7,276	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	2,929	2,605	1,636	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	1,056	884	860	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	6,066	4,992	3,443	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	3,863	3,435	2,119	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	411	-	946	Construction	12% p.a. + IGPM
Manhattan Residencial I	62,441	13	29,541	Construction	10% p.a. + TR
Manhattan Comercial I	15	344	2,622	Construction	10% p.a. + TR
Manhattan Residencial II	137	44,708	113	Construction	10% p.a. + TR
Manhattan Comercial II	65	14	54	Construction	10% p.a. + TR
Target	-	-	1,056	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	3,794	894	-	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	17,998	17,190	16,429	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	7,183	6,354	5,585	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,003	3,977	3,977	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,589	3,224	2,908	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	4,710	3,264	1,251	Construction	12% p.a. + IGPM
Fit Roland Garros Emp. Imob. Ltda.	-	-	4,461	Construction	-
Other	753	753	1,531	Construction	Several
Total	136,508	115,089	95,208

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

22.	Related parties--Continued

22.1.	Balances with related parties--Continued

In the year ended December 31, 2013 the recognized financial income from interest on loans amounted to R$12,182 (R$3,034 in 2012) in the consolidated financial statements (Note 25).

Information regarding management transactions and compensation is described in Note 26.

22.2.	Endorsements, guarantees and sureties

The financial transactions of the special purpose entities of the Company have the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its partners in the amount of R$1,428,286, as of  December 31, 2013 (R$1,991,658 in 2012).

23.	Net operating revenue

	2013	2012	2011
Gross operating revenue		(restated)	(restated)
Real estate development, sale, barter transactions and construction services	2,618,737	2,784,983	2,308,029
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	81,122	255,495	(287,112)
Taxes on sale of real estate and services	(218,648)	(235,392)	(174,015)
Net operating revenue	2,481,211	2,805,086	1,846,902

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

24.	Costs and expenses by nature

These are represented by the following:

	2013	2012	2011
Cost of real estate development and sale:		(restated)	(restated)
Construction cost	(1,137,678)	(1,272,282)	(1,643,407)
Land cost	(327,721)	(446,428)	(254,193)
Development cost	(133,350)	(131,449)	(113,382)
Capitalized financial charges (Note 12)	(157,212)	(157,095)	(103,765)
Maintenance / warranty	(34,578)	(55,119)	(33,183)
Provision for cancelled contracts (Note 5)	(73,227)	(214,431)	220,056
	(1,863,766)	(2,276,804)	(1,927,874)

Commercial expenses:
Marketing expenses	(54,128)	(100,725)	(151,563)
Brokerage and sale commission	(125,076)	(96,594)	(133,054)
Customer Relationship Management expenses	(25,878)	(12,751)	(19,185)
Other	(10,567)	(21,676)	(27,800)
	(215,649)	(231,746)	(331,602)

General and administrative expenses:
Salaries and payroll charges	(92,574)	(103,843)	(99,658)
Employee benefits	(8,398)	(9,432)	(8,975)
Travel and utilities	(4,865)	(5,489)	(8,747)
Services	(17,306)	(29,114)	(13,337)
Rents and condominium fees	(9,820)	(10,840)	(9,587)
IT	(17,519)	(19,970)	(10,063)
Stock option plan (Note 19.3)	(17,419)	(18,899)	(17,632)
Reserve for profit sharing (Note 26.iii)	(59,651)	(47,709)	-
Other	(6,471)	(6,912)	(16,835)
	(234,023)	(252,208)	(184,834)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(78,402)	(94,932)	(57,902)
Provision for impairment of non financial assets (Notes 6, 8.1 and 11)	-	-	(102,486)
Other	(7,709)	(6,083)	17,343
	(86,111)	(101,015)	(143,045)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

25.	Financial income (expenses)

	2013	2012	2011
Financial income		(restated)	(restated)
Income from financial investments	56,095	40,046	45,507
Financial income on loans (Note 22)	12,182	3,034	7,667
Interest income	1,405	2,268	11,092
Other financial income	11,401	10,471	5,292
	81,083	55,819	69,558
Financial expenses
Interest on funding, net of capitalization (Note 12)	(176,823)	(164,020)	(138,755)
Amortization of debenture cost	(8,020)	(3,964)	(3,348)
Payables to venture partners	(14,805)	(11,545)	(28,275)
Banking expenses	(12,312)	(7,658)	(14,005)
Derivative transactions (Note 21 (i) (b))	(5,103)	6,151	4,501
Discount in securitization transaction	(8,820)	(30,167)	(11,933)
Offered discount and other financial expenses	(17,703)	(24,879)	(44,471)
	(243,586)	(236,082)	(236,286)

26.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2013, 2012 and 2011, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2013	Board of Directors	Executive Officers	Fiscal Council

Number of members	9	7	3
Annual fixed compensation (in R$)	1,899	4,872	166
Salary / Fees	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation (in R$)	158	406	14
Total compensation	1,899	4,872	166
Profit sharing	-	11,615	-

	Management compensation
Year ended December 31, 2012 (restated)	Board of Directors	Executive Officers	Fiscal Council

Number of members	9	8	3
Annual fixed compensation (in R$)	1,791	5,113	138
Salary / Fees	1,772	4,834	138
Direct and indirect benefits	19	279	-
Monthly compensation (in R$)	149	426	11
Total compensation	1,791	5,113	138
Profit sharing	-	13,624	-

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

26.	Transactions with management and employees--Continued

(i)	Management compensation--Continued

	Management compensation
Year ended December 31, 2011 (restated)	Board of Directors	Executive Officers	Fiscal Council

Number of members	8	6,08	3
Annual fixed compensation (in R$)	1,473	4,009	137
Salary / Fees	1,473	3,790	137
Direct and indirect benefits	-	219	-
Monthly compensation (in R$)	123	334	11
Total compensation	1,473	4,009	137
Profit sharing	-	-	-

The maximum aggregate compensation of the Company’s management and Fiscal Council for the year 2013 was established at R$18,586, as approved at the Annual Shareholders’ Meeting held on April 19, 2013.

(ii)	Sales

In the year ended December 31, 2013, the total sales of units sold in 2013 to  Management is R$3,915 (R$3,817 in 2012) and the total receivables is  R$5,845 (R$5,471 in 2012).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees  and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2013 the Company recorded a provision for profit sharing amounting to R$59,651 in the consolidated financial statement (R$47,709 in 2012), in the account “General and Administrative Expenses" (Note 24).

Consolidated	2013	2012	2011
		(restated)	(restated)
Executive Officers	11,615	13,624	3,700
Other collaborators	48,036	50,387	13,496
	59,651	64,011	17,196
(-) Discontinued operations (AUSA)		(16,302)	(17,196)
		47,709	-

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

26.	Transactions with management and employees--Continued

(iii)	Profit sharing--Continued

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its collaborators’ targets. Payment shall be made in April 2014.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting, held on April 19, 2013, corresponding to R$18,586.

27.	Insurance

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

The liabilities covered by insurance and the respective amounts as of December 31, 2013 are as follows:

Insurance type	Coverage – R$ thousand
Engineering risks and guarantee for completion of work	1,901,210
Policy outstanding	500
Civil liability (Directors and Officers – D&O)	117,130
2,018,840

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

28.	Earning/(loss) per share

In accordance with CPC 41, the Company presents basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted income and loss per share. In view of the losses for the years ended December 31, 2012 and 2011, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2013	2012	2011
Basic numerator		(restated)	(restated)
Proposed dividends and interest on capital	150,067	-	-
Undistributed earnings (loss)	717,376	(127,043)	(944,868)
Undistributed earnings (loss), available for the holders of common shares	867,443	(127,043)	(944,868)
Income (loss) from continuing operations attributable to holders of common shares	236,321	(290,345)	(1,079,075)
Income from discontinuing operations attributable to holders of common shares	631,122	163,302	134,207

Basic denominator (in thousands of shares)
Weighted average number of shares	426,300	432,246	431,586

Basic earnings (loss) per share in Reais	2.0348	(0.2939)	(2.1893)
From continuing operations	0.7315	(0.6717)	(2.5003)
From discontinued operations	1.2911	0.3778	0.3110

Diluted numerator
Proposed dividends and interest on capital	150,067	-	-
Undistributed earnings (loss)
Undistributed earnings (loss), available for the holders of common shares	717,376	(127,043)	(944,868)
	867,443	(127,043)	(944,868)
Income (loss) from continuing operations attributable to holders of common shares	236,321	(290,345)	(1,079,075)
Income from discontinuing operations attributable to holders of common shares	631,122	163,302	134,207
Diluted denominator (in thousands of shares)
Weighted average number of shares	426,300	432,246	431,586
Stock options	2,584	-	-
Diluted weighted average number of shares	428,884	432,246	431,586

Diluted earnings (loss) per share in Reais	2,0226	(0.2939)	(2.1893)
From continuing operations	0.7315	(0.6717)	(2.5003)
From discontinued operations	1.2911	0.3778	0.3110

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

29.	Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: (1) Gafisa (for ventures targeted at high and medium income) and (2) Tenda (for ventures targeted at low income). With the sale of the controlling interest in AUSA (Note 1), the segment of land subdivisions is no longer assessed by the Company’s management.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below a measure of historical profit or loss, segment assets and other related information for each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A.	Tenda	2013
Net operating revenue	1,663,750	817,460	2,481,210
Operating costs	(1,111,550)	(752,216)	(1,863,766)

Gross profit	552,200	65,244	617,444

Selling expenses	(138,093)	(77,556)	(215,649)
General and administrative expenses	(136,720)	(97,303)	(234,023)
Depreciation and amortization	(51,488)	(11,526)	(63,014)
Financial expenses	(202,239)	(41,347)	(243,586)
Financial income	43,548	37,535	81,083
Tax expenses	5,839	(8,651)	(2,812)

Net profit (loss) for the year from continuing operations	363,725	(127,169)	236,556

Net profit (loss) for the year from discontinued operations	588,574	42,548	631,122

Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

29.	Segment information--Continued

	Gafisa S.A.	Tenda	AUSA	(-) Discontinued operations	2012
					(restated)
Net operating revenue	1,735,976	1,069,110	785,182	(785,182)	2,805,086
Operating cost	(1,338,138)	(938,666)	(377,071)	377,071	(2,276,804)

Gross profit (loss)	397,838	130,444	408,111	(408,111)	528,282

Selling expenses	(140,322)	(91,424)	(65,381)	65,381	(231,746)
General and administrative expenses	(138,872)	(113,336)	(94,025)	94,025	(252,208)
Depreciation and amortization	(64,670)	(15,568)	(2,262)	2,262	(80,238)
Financial expenses	(204,173)	(31,909)	(47,034)	47,034	(236,082)
Financial income	23,181	32,638	11,446	(11,446)	55,819
Tax expenses	(16,089)	(4,133)	(14,417)	14,417	(20,222)

Profit (loss) for the year from continuing operations	(158,205)	(123,602)	-	-	(281,807)

Profit (loss) for the year from discontinued operations	-	-	204,128	-	204,128

Customers (short and long term)	1,626,926	1,005,261	681,757	-	3,313,944
Inventories (short and long term)	1,056,622	837,105	272,697	-	2,166,424
Other assets	1,447,453	1,357,140	427,608	-	3,232,201

Total assets	4,131,001	3,199,506	1,382,062	-	8,712,569

Total liabilities	3,772,297	1,424,362	830,079	-	6,026,738

	Gafisa S.A.	Tenda	AUSA	(-) Discontinued operations	2011
					(restated)
Net operating revenue	1,476,382	370,520	605,711	(605,711)	1,846,902
Operating cost	(1,261,530)	(666,344)	(324,034)	324,034	(1,927,874)

Gross profit (loss)	214,852	(295,824)	281,677	(281,677)	(80,972)

Selling expenses	(152,834)	(178,768)	(44,531)	44,531	(331,602)
General and administrative expenses	(93,911)	(90,923)	(64,008)	64,008	(184,834)
Depreciation and amortization	(60,036)	(18,848)	(1,773)	1,773	(78,884)
Financial expenses	(239,642)	3,355	(28,936)	28,936	(236,286)
Financial income	43,808	25,750	11,566	(11,566)	69,558
Tax expenses	(69,786)	(36,064)	(20,228)	20,228	(105,850)

Profit (loss) for the year from continuing operations	(412,724)	(660,058)	-	-	(1,072,782)

Profit (loss) for the year from discontinued operations	-	-	167,759	-	167,759

Customers (short and long term)	2,299,977	1,343,670	490,666	-	4,134,313
Inventories (short and long term)	1,122,030	1,131,218	210,126	-	2,463,374
Other assets	1,370,342	957,860	238,894	-	2,567,096

Total assets	4,792,349	3,432,748	939,686	-	9,164,783

Total liabilities	3,932,562	1,334,778	600,021	-	6,421,207

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

30.	Real estate ventures under construction – information and commitments

In order to enhance its notes and in line with items 20 and 21 of ICPC 02, the Company describes below some information on ventures under construction as of December 31, 2013:

30.1
The contracted sales revenue deducted from the appropriated sales revenue is the unappropriated sales revenue (net revenue calculated by the continuous transfer approach, according to Guideline OCPC 04). The unappropriated sales revenue of ventures under construction plus the accounts receivable of completed ventures plus the advance from customers less cumulative receipts, comprise the receivables from developments, as follows:

Ventures under construction:
Contracted sales revenue	4,844,322
Appropriated sales revenue (A) (*)	(3,028,182)
Unappropriated sales revenue (B)	1,816,140

Completed ventures (C)	1,179,400

Cumulative receipts (D) (*)	(1,904,922)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

30.	Real estate ventures under construction – information and commitments--Continued

Advances from customers
Appropriated revenue surplus (Note 18) (E)	54,316

Total accounts receivable from developments (Note 5) (-A+C+D+E)	2,356,976

(*) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

The information on unappropriated sales revenue and contracted sales revenue does not include ventures that are subject to restriction due to a suspensive clause, the legal period of 180 days in which the Company can cancel a development and therefore is not appropriated to the profit or loss.

The real estate development revenue from units sold and under construction of real estate development is appropriated to profit or loss over the construction period of ventures, in compliance with the requirements of item 14 of CPC 30 – Revenue. The procedures adopted in the appropriation to profit or loss over the construction period are described in Note 2 – Presentation of  Financial Statements and summary of main accounting practices.

30.2	As of December 31, 2013, the total cost incurred and to be incurred in connection with units sold or in inventory, estimated until the completion of ventures under construction, is as follows:

Ventures under construction:
Incurred cost of units in inventory (Note 6)	737,579
Estimated cost to be incurred with units in inventory	915,321
Total estimated cost incurred and to be incurred with units in inventory (a)(F)	1,652,900

Estimated cost of units sold (G)	3,446,839
Incurred cost of units sold (H) (*)	(2,124,764)
Unappropriated estimated cost of units sold (I)	1,322,075

Total cost incurred and to be incurred (F+G)	5,099,739

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

30.	Real estate ventures under construction – information and commitments--Continued

(a) R$307,465 of this amount refers to units of cancelled developments not yet cancelled with the respective customers.

(*) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on the statement of operations for the year.

30.3	As of December 31, 2013, the estimated profit to be earned until the completion of ventures under construction in connection with units sold is as follows:

Unappropriated sales revenue (B)	1,816,140
Unappropriated barter for land	183,995
2,000,135

Unappropriated cost of units sold (I)	(1,322,075)
Estimated profit	678,060

The estimated profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

30.4	As of December 31, 2013, the retained profit of ventures under construction in connection with units sold is as follows:

Appropriated sales revenue (A) (*)	3,028,182
Appropriated barter for land (*)	104,861
3,133,043

Incurred cost of units sold (H) (*)	(2,124,764)
Profit (*)	1,008,279

(*) Amounts stated cumulatively. Accordingly, they do not reflect the impacts on profit or loss for the year.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

30.	Real estate ventures under construction – information and commitment--Continued

The above profit is gross of taxes and present value adjustment (AVP).

30.5	Presented below is a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of December 31, 2013.

2013

Total assets included in the structures of equity segregation of the purchase (*)	8,176,366
Total consolidated assets	8,183,030
Percentage	99.92%

(*) Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the follow-up of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by the venture.

31.	Communication with regulatory bodies

a)
On June 14, 2012, the Company received a subpoena from the U.S. Securities and  Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed as SEC Foreign Private Issuers (FPI). The subpoena requests that the Company produce all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by SEC, which as of the publication of these consolidated financial statements has not issued any opinion.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

32.	Additional Information

On November 11, 2013, the Provisional Measure 627 (MP 627/13) was published, amending the federal tax legislation on corporate income tax (IRPJ), social contribution on net income (CSLL), contribution to the social integration program (PIS) and tax for social security financing (COFINS). MP 627/13 provides for the following, among other matters:

•	Revocation of the Transitory Tax Regime (RTT), established by Law 11.941, of May 27, 2009; and

•	Taxation of distributed or declared dividends in excess of the amount recorded in the tax balance sheet.

Considering that said MP 627 has a significant number of proposed amendments and that the Federal Revenue of Brazil shall, according to said MP, rule on several matters, it is possible that some of its provisions will be amended and or clarified. Although MP 627 enters into effect on January 1, 2015, there is the possibility of opting (irreversibly) for its application as of January 1, 2014. Management does not have the intention of opting for the early adoption. However, based on the wording in effect, we estimate that said MP 627/13 does not produce significant accounting effects on the consolidated financial statements of the Company.

33.	Subsequent events

On February 7, 2014, the Company disclosed a material fact informing its shareholders and the public that its Board of Directors authorized the Company’s management to begin studies aimed at a potential spin off of the Gafisa and Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. Rothschild is the financial advisor of the Company in this process. Should the plan be approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015, with request to the Brazilian Securities Exchange Commission (CVM) for conversion of the registry of Tenda into A category, as a publicly-held company authorized to trade its share in stock exchanges, and its listing in the Novo Mercado of BM&FBOVESPA.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

34.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2013, 2012 and 2011

(a)	Description of the GAAP differences

The Company’s accounting policies comply with, and its consolidated financial statements are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

Principles of consolidation

Under Brazilian GAAP, the consolidated financial statements include the accounts of Gafisa S.A. and those of all its subsidiaries as mentioned in Note 2. Starting from January 1, 2013 and applicable retrospectively to the comparative periods the proportional consolidation method for investments in jointly-controlled investees, previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently these jointly controlled investments are now accounted under the equity method.

Under US GAAP, because such investments provide substantive participating rights granted to the non-controlling shareholder, they preclude the Company from consolidating these entities. Accordingly, for purposes of US GAAP these investments are also accounted for based on the equity method of accounting.

In addition, under Brazilian GAAP, the disposal of the Company´s 70% controlling interest in Alphaville is classified as a “discontinued operation”, given the fact this it’s a major line of business that was disposed of during the year. For US GAAP purposes however, this disposal does not meet the definition of a “discontinued operation” given the fact that the Company continues to have significant influence over this entity through its 30% non-controlling interest. When a significant continuing involvement like this exists the operation cannot be seen as discontinued under US GAAP, consequently the results from operations of Alphaville in the period January 1 to November 30, are presented in their separate respective line items instead of being grouped together under the header “Net income from discontinued operations”, as under Brazilian GAAP (Note 8.2). In addition the gain on disposal which for Brazilian GAAP purposes is part of the discontinued operations line item is part of results from continuing operations for US GAAP purposes.

(i)	Revenue recognition

Under Brazilian GAAP, real estate development and retail land sales revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting, by project, measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to each real estate development. Under the

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues starts to be recognized under the percentage-of-completion, when the Company is no longer able to cancel the launched project, after the sales period established by law.

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

Collectability of the sales price is demonstrated by the buyer’s commitment to pay for the property, and there is a reasonable likelihood that the Company will collect the receivable which in turn is supported by substantial initial and continuing investments. When determining if the buyer’s initial and continuing investments are adequate, the potentially refundable amount, through judicial or other means, determined based on contractual termination clauses is excluded, pursuant to U.S. GAAP ASC 360.20.40. This standard requires amounts potentially refundable to a customer to be excluded from the initial and continuing investment test required by ASC 306.20.20, applicable prospectively as from January 1, 2008.

Under US GAAP for retail land sales of lots that are subdivisions of large tracts of land the Company recognizes the sale by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

a. The period of cancellation with refund has expired;

b. Cumulative payments equal or exceed 10 percent;

c. Receivables are collectible;

d. Receivables are not subject to subordination;

e. There has been progress on improvements. The project’s improvements have progressed beyond preliminary stages, and there are indications that the work will be completed according to plan;

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

f.  Development is practical. There is a reasonable expectation that the land can be developed for the purposes represented and the properties will be useful for those purposes at the end of the normal payment period.

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification of income to the minority interest for this adjustment was R$5,232, R$16,545 and R$11,894 for the years ended December 31, 2013, 2012 and 2011, respectively (Note 34(b)(i)).

The Company also determined the effect for their investments in affiliates that are recognized trough the equity method under US GAAP. This reclassification resulted in an increased equity pick-up of R$(23,137) in December 31, 2013, (R$48,198 in 2012, and (R$1,514) in 2011), as a consequence of the increased affiliated entities in 2012 and 2011 that are recognized under the equity method (Note 34(b)(i)).

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

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. Until December 31, 2011, as the awards were indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards were remeasured at fair value through the statement of operations at each reporting period until settlement. Remeasurement of liability awards could either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the years ended December 31, 2008 and 2007, and thereafter using the Binomial and Monte Carlo models. As of December 31, 2013 and 2012, there are no differences between Brazilian GAAP and US GAAP, as the awards are no longer indexed to the IGP-M and annual interest.

For purposes of the US GAAP net income (loss) and equity reconciliations, stock option compensation expenses of R$7,804 and R$23,750 for the periods ended December 31,  2012 and 2011, respectively, comprised of (i) a reversal of stock option expenses recognized under Brazilian GAAP of R$19,272  for the year ended December 31, 2011; and (ii) recording of stock option compensation income (expense) under US GAAP of R$7,804 and R$4,478 for the years ended

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

December 31, 2012 and December 31, 2011, respectively. A reduction of equity of R$7,804 was recorded at December 31, 2011 (Note 34(b)(i)).

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

For the periods ended in December 31, 2012 and December 31, 2011, the Company had the option to settle the purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For earnings per share calculation the company includes  100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest dilutive.

The Company has issued employee stock options (Note 19.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price was greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP and Brazilian GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For the years ended December 31, 2012, and 2011 potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2013	2012	2011

Basic numerator
Declared dividends	150,067	-	-
U.S. GAAP undistributed profit (loss)	1,172,401	(121,203)	(755,769)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	1,322,468	(121,203)	(755,769)

Basic denominator (in thousands of shares)
Weighted-average number of shares	426,300	432,246	431,586
Basic earnings (loss) per share – U.S. GAAP - R$	3.1022	(0.2804)	(1.7511)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

	2013	2012	2011

Diluted numerator
Dividends proposed	150,067	-	-
U.S. GAAP undistributed loss	1,172,401	(121,203)	(755,769)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	1,322,468	(121,203)	(755,769)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	426,300	432,246	431,586
Stock options	2,584	3,868	2,566
Non-controlling interest shares	-	70,252	70,252
Antidilutive effect	-	(74,120)	(72,818)

Diluted weighted-average number of shares	428,884	432,246	431,586

Diluted earnings (loss) per share – U.S. GAAP - R$	3.0835	(0.2804)	(1.7511)

(iv)	Business combinations

Up until December 31, 2008, under Brazilian GAAP, goodwill arose from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill was normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to ten years. Effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP as is the case in US GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2013 was R$43,080 (2012 was R$171,423 and 2011 was R$183,113), which was being amortized to income over a period of up to 10 years until December 31, 2008.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

For US GAAP purposes, the total net balance of goodwill at December 31, 2013 was R$18,279 (R$39,469 in December 31, 2012 and R$62,536 in December 31, 2011).

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
205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which are amortized in straight-line over the estimated useful lives up to 5 years. For the years ended December 31, 2013, 2012 and 2011, the amount of R$11,851 were amortized per year. At December 31, 2013, accumulated amortization was R$61,591, and the remaining net book value of R$11,447 will be amortized ratably through October 2014. Also, R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

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

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of AUSA, a company which develops and sells residential lots throughout Brazil. This transaction was consummated on January 8, 2007 and it was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007, without any restriction. The Company initially acquired 60% of AUSA’s shares for R$198,400, of which R$20,000 was paid in cash and the remaining R$178,400 in the Company’s own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$134,029, which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For the purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed.

The Company reevaluated the AUSA purchase contract and determined that the non-controlling interest was redeemable. The non-controlling interest is redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and was recorded as mezzanine equity for the periods ended December 31, 2012 and 2011. The initial recognition should be its issuance date fair value, with a corresponding entry in retained earnings. Subsequent re-measurements to fair value of the redemption amount following the allocation of NCI profit or loss for the period are adjusted against retained earnings of the company in accordance with ASC 480-10-S99-3A-15 and 3A-16C. On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20%

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

interest in the capital stock of AUSA not held by the Company. While the valuation of the capital stock was agreed by both parties, the number of shares that should be issued by the Company to settle this transaction was being discussed on an arbitration process initiated by the noncontrolling interests of AUSA, according to the material fact released on July 3, 2012. On June 6, 2013, the parties settled the arbitration process and the Company proceeded with the disposal of controlling interest in AUSA as explained in Note 1. There was an embedded derivative component to the Investment Agreement, relating to the Company's obligation to purchase the AUSA shares held by the non-controlling interest. The future settlement to be made in cash or shares represented an amount of R$358,985 as at December 31, 2012 and 2011.

On March 8, 2010, the Company announced the increase of its participation in AUSA’s capital in 20%, as per the purchase agreement.  The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$126,490 which was paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes, and other intangibles recorded in connection with the acquisition at the time totaled R$20,902 and R$184,656, respectively.

Under US GAAP, acquired intangible assets include, R$168,072 assigned to existing development contracts, which is being amortized as developments are sold and R$16,853 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

The fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

	Fair value
	At 100%	At 60%

Current assets	69,371	41,623
Long-term receivables	73,478	44,087
Other assets	17,379	10,427
Intangible assets	307,760	184,656

Total assets acquired	467,988	280,793

Total liabilities assumed	(144,064)	(86,438)

Income taxes	(28,095)	(16,857)

Total liabilities assumed	(172,159)	(103,295)

Net assets acquired	295,829	177,498

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

For the period ended December 09, 2013, the Company amortized R$10,874 (December 31, 2012 - R$24,490 and 2011 - R$25,348) of the fair value assigned in the purchase price allocation.

Acquisition of non-controlling interest in AUSA

As described above, we had an agreement to purchase the 20% non-controlling interest relating to AUSA in 2013. On July 3, 2013 we purchased such non-controlling interest for a purchase price of R$366,662. As we already had control of AUSA we recorded the difference between the recognized mezzanine equity line item of R$358,985 and the consideration paid of R$366,662, resulting in R$7,677 being accounted for directly in stockholders’ equity.

Disposal of controlling interest in AUSA

As described in note 1, on December 9, 2013 the Company disclosed a material fact informing the finalization of the disposal of 70% interest in AUSA. As a result of this disposal we recorded a gain of R$ 1,228,429. This gain is included in our income statement in the line item “Gain on disposal of controlling interest”. In addition to the gain on the disposal we also presented the profit for the year relating to AUSA up to the disposal date of December 9, 2013 in the line item.

As previously described we maintained a 30% equity interest in AUSA after disposal, which is classified as an associate (refer to Note 9). As a result we re-measured this investment to its fair value. This resulted in a gain of R$ 559,558, which was recorded in our income statement in the line item “remeasurement of investment in associate”.

The result of investments revalued to fair value is different for US GAAP purposes given the fact that the carrying amount of the net assets relating to Alphaville are different than the carrying amount under Brazilian GAAP, principally due to the cumulative revenue recognition adjustments. Consequently the gain recognized on re-measurement of the remaining investment in Alphaville (being the difference between carrying amount of the net assets and their fair value) is different as well in the amount of R$184,005.

(c)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. (“Nova Cipesa”), in which Gafisa has 70% of the capital and Cipesa has 30%. Gafisa contributed to Nova Cipesa R$50,000 in cash and acquired shares of Cipesa in Nova Cipesa in the amount of R$15,000 payable over one year.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

Additionally, Cipesa is entitled to receive from the Company a variable portion of 2% of the Total Sales Value (“VGV”) of the projects launched by Nova Cipesa through 2014, not to exceed R$25,000 plus monetary correction (R$39,100 with accrued interest as of December 31, 2013), totaling the acquisition amount of R$90,000 and goodwill amounting to R$40,687 was recorded, based on expected future profitability under BR GAAP.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes had a total amount of R$41,634. As of December 31, 2013, goodwill recorded in connection with the acquisition totaled R$17,604. As of December 31, 2013, the total amount of inventory was completely amortized.

The fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

	Fair value
	At 100%	At 70%

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)

Income taxes	(25,061)	(17,543)

Total liabilities assumed	(27,588)	(19,312)

Net assets acquired	69,095	48,366

For the year ended December 31, 2013, the Company recognized in the statement of operations the amount of R$963, including partial impairment of goodwill, (R$30,458 in 2012 and zero in 2011) of the fair value assigned in the purchase price allocation.

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

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

market and business conditions, in which the fair value assigned mainly to inventories and receivables exceeded the respective acquisition cost.

The combined fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

Combined fair value at 100%
Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(v)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 34(d)(i)). The reclassifications are summarized as follows:

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

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

violations were not cured as of the balance sheet date.  For US GAAP, such amounts are not classified as current, as provided for in ASC 470.10, as the waiver and amendment were obtained prior to issuance of the financial statements.

Temporary equity

Under BR GAAP, the Company has recorded as non-controlling interest the portion of AUSA’s capital stock for which it does not have legal ownership at December 31, 2010. Although it has a forward contract to acquire these equity interests at set dates in the future at fair value, no liability has been recorded for the redemption value as there is no liability to transfer cash or financial assets as the Company can use its own equity instruments as consideration. The Company has therefore accounted for this transaction based on embedded derivative component. As the fair value of this embedded derivative has no significant value, no derivative asset or liability is recorded.

Under US GAAP, as described in Note 34 a) b), the redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity. At issuance the initial recognition based on fair value was recorded as temporary equity with a corresponding entry in retained earnings; subsequent re-measurements to fair value of the redemption amount are adjusted against retained earnings.

(vi)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 34(d)(ii)). The reclassifications are summarized as follows:

•  Under Brazilian GAAP, the disposal of the Company´s 70% controlling interest in Alphaville is classified as a “discontinued operation”, given the fact this it’s a major line of business that was disposed of during the year. For US GAAP purposes however, this disposal does not meet the definition of a “discontinued operation” given the fact that the Company continues to have significant influence over this entity through its 30% non-controlling interest. When a significant continuing involvement like this exists the operation cannot be seen as discontinued under US GAAP, consequently the results from operations of Alphaville in the period January 1 to November 30, are presented in their separate respective line items instead of being grouped together under the header “Net income from discontinued operations”, as under Brazilian GAAP (Note 8.2). In addition the gain on disposal which for Brazilian GAAP purposes is part of the discontinued operations line item is part of results from continuing operations for US GAAP purposes.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

•  The net income differences between Brazilian GAAP and US GAAP (Note 34(b)(i)) were incorporated in the consolidated statement of operations in accordance with US GAAP.

(vii)	Deferred income tax

Deferred income tax  differences between Brazilian GAAP and US GAAP are related to the recognition of deferred income tax on the adjustments mentioned above.

Under BR GAAP deferred tax assets are recognized for the estimated future tax effects of temporary differences and unused tax losses carried forward based on tax profitability history and estimated future taxable income, which takes into account all factors concerning entity´s expected future profitability. The deferred tax asset is derecognized to the extent  that it is no longer probable that taxable profit will be available to compensate deferred tax assets.

Under US GAAP deferred tax assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance to reduce the deferred tax asset  is recognized if upon available evidences, both positive and negative, and the weight of those evidences, the deferred tax asset is deemed to be not recoverable (the amounts recognized as valuation allowance expense in the respective years are R$35,363 in 2013, R$62,175 in 2012 and R$67,556 in 2011).

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note	2013	2012	2011

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.(restated)		867,443	(127,043)	(944,868)
Revenue recognition - net operating revenue	34(a)(i)	(725,403)	534,156	711,821
Revenue recognition - operating costs	34(a)(i)	297,338	(491,167)	(312,409)
Stock compensation reversal	34(a)(ii)	-	7,804	23,750
Business Combination of Tenda, Redevco and Cipesa	34(a)(iv)	(11,851)	(54,431)	(10,575)
Business Combination of Alphaville	34(a)(iv)	(10,874)	(24,490)	(25,348)
Non-controlling interests on adjustments above	34(a)(i)	5,232	16,545	11,894
Equity pick-up	34(a)(i)	(23,137)	48,198	(1,512)
Gain on disposal of Alphaville’s controlling interest	34(a)(iv)	764,272	-	-
Remeasurement of investment in associate	34(a)(iv)	184,005	-	-
Other (restated)		3,059	2,538	-
Deferred income tax on adjustments above, net of valuation allowance	34(a)(vii)	(27,616)	(33,314)	(208,523)

Net income (loss) attributable to Gafisa under US GAAP		1,322,468	(121,203)	(755,769)

Net income attributable to the non-controlling interests under US GAAP		13,462	(32,048)	27,784

Net income (loss) under US GAAP		1,335,930	(89,155)	(727,985)
Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares		426,300	432,246	431,586
Earnings (loss) per share attributable to Gafisa Common
Basic	34(a)(iii)	3.1022	(0.2804)	(1.7511)
Diluted	34(a)(iii)	3.0835	(0.2804)	(1.7511)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

(ii)	Equity

	Note	2013	2012	2011

Equity under Brazilian GAAP (restated)		3,190,723	2,535,445	2,641,953
Revenue recognition - net operating revenue	34(a)(i)	(1,017,849)	(1,942,802)	(2,476,959)
Revenue recognition - operating costs	34(a)(i)	712,731	1,313,745	1,804,912
Liability-classified stock options	34(a)(ii)	-	-	(7,804)
Reversal of goodwill amortization of Alphaville	34(a)(iv)	-	18,234	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	34(a)(iv)	(232,327)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	34(a)(iv)	205,527	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	34(a)(iv)	(12,296)	(444)	53,986
Business Combination – Alphaville	34(a)(iv)	-	(123,686)	(99,196)
Other, net (restated)	—	38,583	7,935	5,403
Non-controlling interests on adjustments above	34(a)(i)	38,401	80,213	63,668
US GAAP adjustment equity accounted investees	34(a)(i)	(12,812)	(11,760)	(59,958)
AUSA – redeemable noncontrolling interest	34(a)(iv)	-	(319,802)	(319,802)
Deferred income tax on adjustments above	34(a)(vii)	-	88,998	122,312
Deferred income tax valuation allowance	34(a)(vii)	(111,510)	-	-

Gafisa equity under US GAAP		2,799,171	1,619,276	1,719,948

Non-controlling interests under US GAAP		23,074	53,222	21,174

Equity under US GAAP		2,822,245	1,672,498	1,741,122

Condensed changes in total equity under US GAAP

	2013	2012	2011

At beginning of the year	1,672,498	1,741,122	2,632,677
Changes in equity, BRGAAP	(66,471)	4,259	20,121
Stock options	17,419	17,377	(15,946)
Net profit (loss) attributable to Gafisa	1,322,468	(121,203)	(755,769)
Declared mandatory dividend	(163,112)	-	-
Non-controlling interests	(30,148)	32,048	341
AUSA – redeemable non-controlling interest	67,353	-	(140,499)
Other	2,238	(1,105)	197
At end of the year	2,822,245	1,672,498	1,741,122

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

Condensed equity under US GAAP

	2013	2012	2011

Equity
Common shares, comprising 416,459,715 shares outstanding (2012 – 432,630,293; 2011 – 432,100,073)	2,740,662	2,735,794	2,734,157
Treasury shares	(73,070)	(1,731)	(1,731)
Accumulated reserve (losses)	131,579	(1,114,787)	(1,012,478)

Total Gafisa equity	2,799,171	1,619,276	1,719,948

Non-controlling interests	23,074	53,222	21,174

Total equity	2,822,245	1,672,498	1,741,122

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

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

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income.  ASU 2011-05 was effective for our fiscal year beginning January 1, 2012. The standard did not impact our reported results of operations or our financial statement presentation.

In December 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”), which requires entities to disclose information about offsetting and related arrangements of financial instruments and derivatives instruments.  The guidance is effective for our fiscal year beginning January 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In July 2012, the FASB issued ASU 2012-02, “Intangible – Goodwill and Other” – Topic 350, which provides the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not an indefinite-lived intangible asset is impaired. If the asset is considered impaired, an entity is required to perform the quantitative assessment under the existing guidance.  The guidance is effective for our fiscal year beginning on January 1, 2013.  The adoption of this guidance, which is intended to simplify the impairment testing, did not have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

In January 2013, the FASB issued ASU 2013-01, clarifying the Scope of Disclosures about Offsetting Assets and Liabilities.  The amendments in ASU 2013-01 to Topic 210, Balance Sheet,  clarify that the scope of Update 2011-11, Disclosures about Offsetting Assets and Liabilities,  applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for the Company on January 01, 2013 and the disclosures are required to be retrospectively applied for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in ASU 2013-02 to Topic 220, Other Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. ASU 2013-02 requires either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new guidance was effective prospectively for the Company on January 01, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in ASU 2013-04 to Topic 405, Liabilities, provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the update is fixed at the reporting date, except for obligations addressed with existing U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations. The amendment is effective retrospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

In April 2013 the FASB issued ASU 2013-07, Liquidation Basis of Accounting. The amendments in ASU 2013-07 to Topic 205, Presentation of Financial Statements, clarify when an entity should apply the liquidation basis of accounting and provide principles for the recognition and measurement of associated assets and liabilities. In accordance with the amendments, an entity is required to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces. The amendments in ASU 2013-07 are effective prospectively for entities that determine liquidation is imminent for reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In July 2013 the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendments in ASU 2013-11 to Topic 740, Income Taxes, clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

(i)	Condensed consolidated balance sheets under US GAAP

	2013	2012	2011
Assets
Current assets
Cash and cash equivalents	215,194	580,456	82,592
Short-term investments	1,637,602	690,053	409,993
Restricted short-term investments	171,367	295,533	365,766
Trade accounts receivable, net	1,515,648	1,970,051	2,444,323
Properties for sale	2,163,809	2,930,363	3,049,652
Prepaid expenses	35,126	59,785	55,001
Other	277,884	141,784	100,141
	6,016,630	6,668,025	6,507,468
Non-current assets
Investments in subsidiaries	1,068,238	466,094	394,221
Property and equipment, net	36,385	90,706	96,669
Intangibles assets	148,726	212,775	235,151
Goodwill	18,279	39,469	62,536
Trade accounts receivable, net	258,780	547,362	421,640
Properties for sale	652,395	330,348	798,206
Other	278,154	339,833	345,254
	2,460,957	2,026,587	2,353,677

Total assets	8,477,587	8,694,612	8,861,145

	2013	2012	2011
Liabilities
Current liabilities
Loans and financing	592,328	609,098	650,306
Debentures	566,048	349,059	311,875
Payables for purchase of properties	262,029	371,051	361,268
Payables for goods and services suppliers	79,342	154,657	110,985
Taxes and labor contributions	200,803	179,612	128,402
Advances from customers	813,289	890,016	866,428
Obligations assumed on the assignment of receivables	82,787	132,916	54,825
Payables for acquisition of investments	5,102	21,680	20,560
Declared dividends	150,067	12,667	11,774
Other	508,999	528,098	637,937
	3,260,794	3,248,854	3,154,360
Non-current liabilities
Loans and financing	1,051,034	1,292,060	886,336
Debentures	858,293	1,392,703	1,595,961
Deferred income tax and social contribution	168,162	116,069	97,380
Payables for purchase of properties	79,975	70,234	140,227
Obligations assumed on the assignment of receivables	37,110	155,976	431,226
Payables to venture partners	10,794	162,333	253,390
Provisions for legal claims	125,809	149,790	134,914
Other	63,371	75,110	67,244
	2,394,548	3,414,275	3,606,678

Alphaville redeemable non-controlling interest	-	358,985	358,985

Total Gafisa equity	2,799,171	1,619,276	1,719,948
Non-controlling interest	23,074	53,222	21,174

Total equity	2,822,245	1,672,498	1,741,122

Total liabilities and equity	8,477,587	8,694,612	8,861,145

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

(ii)	Condensed consolidated statements of operations under US GAAP

	2013	2012	2011
Gross operating revenue
Real estate development and sales of properties	2,803,806	4,233,696	3,481,714
Taxes on services and revenues	(237,818)	(302,967)	(231,487)

Net operating revenue	2,565,988	3,930,729	3,250,227
Operating costs	(1,995,158)	(3,008,345)	(2,743,144)

Gross profit	570,830	922,384	507,083

Operating income (expenses)
Selling general and administrative expenses	(602,767)	(619,117)	(610,055)
Remeasurement of investment in associate	559,858	-	-
Other	(159,116)	(240,540)	(252,920)
Gain on disposal of controlling interest	1,228,429	-	-
Income (loss) before financial income and expenses and income tax and social contribution	1,597,234	62,727	(355,892)

Financial income	93,250	67,793	80,760
Financial expenses	(280,548)	(259,207)	(178,130)
Income (loss) before income tax and social contribution	1,409,936	(128,687)	(453,262)

Current income tax and social contribution	(45,741)	(30,662)	(89,495)
Deferred income tax and social contribution	(6,470)	(38,071)	(244,915)
Total income tax and social contribution	(52,211)	(68,733)	(334,410)

Income (loss) before equity in results and
non-controlling interests	1,357,725	(197,420)	(787,672)
Income from equity method investments	(21,795)	108,265	59,687

Net income (loss) for the year from continuing operations	1,335,930	(89,155)	(727,985)

Net income attributable to the non-controlling interests	13,462	32,048	27,784
Net income (loss) attributable to Gafisa	1,322,468	(121,203)	(755,769)

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2013	2012	2011
Net income (loss) for the year	1,335,930	(89,155)	(727,985)

Total comprehensive income (loss), net of taxes	1,335,930	(89,155)	(727,985)

Attributable to:
Non-controlling interests	13,462	32,048	27,784
Owners of Gafisa	1,322,468	(121,203)	(755,769)

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

(iv)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2013	2012	2011

Opening balance at January 1	(657,130)	(411,538)	(29,241)
Change in valuation allowance	230,812	(245,592)	(382,297)
Closing balance at December 31	(426,318)	(657,130)	(411,538)

During the year movements in the valuation allowance related to changes in circumstances amounted to a reversal of R$230,812, mainly due to higher than expected taxable income. The aforementioned changes in circumstances primarily included a restructuring process implemented by management, which led to positive taxable income for fiscal year 2013 as well as a forecast of positive taxable income for fiscal year 2014.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshvalue addedold is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

As of December 31, 2013, 2012 and 2011, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2008 and forward, i.e., within 5 years after the filing.

(v)	Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners.

(vi)	Statement of cash flows

For each period for which a statement of operations is presented and required to be reconciled to US GAAP, SEC rules require that the Company provide either a statement of cash flows prepared in accordance with US GAAP or IFRS; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows, prepared in accordance with US GAAP.

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 34(a) (ii) to (vii) above.

Gafisa S.A.

Notes to the consolidated financial statements
December 31, 2013
(Amounts in thousands of Reais, except as otherwise stated)

The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

(vii)	Statementof value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

*           *           *