Form 20-F
period 2014-12-31
Gafisa S.A.
filed 2015-04-28
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                           to                          .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number: 001-33356
__________________________

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

The number of outstanding shares as of December 31, 2014 was:

Title of Class	Number of Shares Outstanding
Common Stock	408,066,162*

* Includes 29,881,286 common shares that are held in treasury.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our financial statements were prepared in accordance with Brazilian GAAP, which are based on:

•
Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, Brazilian Law No. 11,638/07, Brazilian Law No. 12,431/11 and Brazilian Law No. 12,973/14, which we refer to hereinafter as “Brazilian corporate law;”

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

Through December 31, 2009, our financial statements were prepared in accordance with Brazilian GAAP in effect at that time. We elected January 1, 2009 as a transition date to full adoption of the new accounting standards (“new CPCs”). Our financial statements as of and for the year ended December 31, 2009 and as of January 1, 2009 have been restated to reflect these adjustments. In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2014. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).

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

As required by Rule 3-09 of Regulation S-X, we have attached the consolidated financial statements of Alphaville Urbanismo S.A. as of and for the year ended December 31, 2014 and as of and for the twenty-two-day period ended December 31, 2013 to this annual report, beginning on page F-119.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2014, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements presented herein. As explained in footnote 9 below, our selected Brazilian GAAP financial data for 2010 was derived from our previously issued consolidated financial statements for such year, not presented herein, after adjusting such previously reported amounts for certain recently issued Brazilian GAAP accounting standards.

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

The following table sets forth financial information (i) as of and for the years ended December 31, 2014, 2013, 2012 and 2011, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2014 and (ii) as of and for the year ended December 31, 2010, which was derived from our previously issued consolidated financial statements for such year, not presented herein, after adjusting such previously reported amounts for certain recently issued Brazilian GAAP accounting standards. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2014		2013		2012		2011		2010(8)(9)

	(in thousands, except per share, per ADS and operating data)
Consolidated Income Statement Data:
Brazilian GAAP:
Net operating revenue		2,150,998		2,481,211		2,805,086		1,846,902		2,956,087
Operating costs		(1,609,246)		(1,863,766		(2,276,804)		(1,927,874)		(2,209,742)
Gross profit (loss)		541,752		617,445		528,282		(80,972)		746,345
Operating expenses, net		(561,284)		(215,574)		(609,604)		(719,232)		(469.448)
Financial expenses, net		(8,918)		(162,503)		(180,263)		(166,728)		(68,038)
Income (loss) before income and social contribution taxes		(28,450)		239,368		(261,585)		(966,932)		208,859
Income and social contribution taxes		(15,275)		(2,812)		(20,222)		(105,850)		(7,102)
Net income (loss) from continuing operations		(43,725)		236,556		(281,807)		(1,072,782)		201,757
Net income from discontinued operations .		—		631,122		204,128		167,759		86,727
Net income for the year attributable to non-controlling interest		(1,176)		235		49,364		39,845		23,919
Net income (loss) for the year attributable to owners of Gafisa	R$	(42,549)	R$	867,443	R$	(127,043)	R$	(944,868)	R$	264,565
Share and ADS data(1):
Per common share data—R$ per share:
Earnings (loss) per share—Basic		(0.1059)		2.0348		(0.2939)		(2.1893)		0.6415
From continuing operations		(0.1059)		0.7358		(0.6717)		(2.5003)		0.4732
From discontinued operations .		—		1.2990		0.3778		0.3110		0.1682

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010(8)(9)

	(in thousands, except per share, per ADS and operating data)
Earnings (loss) per share—Diluted	(0.1059)	2.0226	(0.2939)	(2.1893)	0.6109
From continuing operations	(0.1059)	0.7315	(0.6717)	(2.5003)	0.4658
From discontinued operations	—	1.2911	0.3778	0.3110	0.1602
Weighted average number of shares outstanding—in thousands	401,905	426,300	432,246	431,586	412,434
Dividends and interest on shareholders’ equity declared— in thousands of reais	—	163,112	—	—	98,812
Earnings (loss) per share—R$ per share	(0.1125)	2.0829	(0.2937)	(2.1867)	0.6140
Number of common shares outstanding as at end of period— in thousands*	378,185	416,460	432,630	432,099	430,915
Earnings (loss) per ADS—R$ per ADS(2)	(0.2250)	4.1658	(0.5873)	(4.3734)	1.2279
U.S. GAAP:
Net operating revenue	2,446,548	2,565,988	3,930,729	3,250,227	1,929,130
Operating costs	(1,819,612)	(1,955,158)	(3,008,345)	(2,743,144)	(1,472,085)
Gross profit	626,936	570,830	922,384	507,083	457,045
Operating expenses, net	(551,800)	(202,025)	(859,657)	(862,975)	(575,776)
Financial expenses, net	(31,924)	(187,298)	(191,414)	(97,370)	(97,810)
Income from disposal on controlling interests	—	1,228,429	—	—	—
Income (loss) before income and social contribution taxes and income from equity method investments	43,212	1,409,936	(128,687)	(453,262)	(216,541)
Income and social contribution taxes	(20,339)	(52,211)	(68,733)	(334,410)	100,811
Equity pick-up	17,361	(21,795)	108,265	59,687	42,161
Net income (loss) for the year	40,234	1,335,930	(89,155)	(727,985)	(73,569)
Net income (loss) attributable to non-controlling interests	(2,071)	13,462	32,048	27,784	21,214
Net income (loss) attributable to owners of Gafisa	42,305	1,322,468	(121,203)	(755,769)	(94,783)
Per share and ADS data(1):
Per common share data—R$ per share:
Earnings (loss) per share—Basic	0.1053	3.1022	(0.2804)	(1.7511)	(0.2298)
Earnings (loss) per share—Diluted	0.1053	3.0835	(0.2804)	(1.7511)	(0.2298)
Weighted average number of shares outstanding — in thousands	401,905	426,300	432,246	431,586	412,434
Dividends declared and interest on equity	—	163,112	—	—	98,812
Per ADS data—R$ per ADS(2):
Profit (loss) per ADS —Basic(2)	0.2106	6.2044	(0.5608)	(3.5023)	(0.4596)
Profit (loss) per ADS —Diluted(2)	0.2106	6.1670	(0.5608)	(3.5023)	(0.4596)
Weighted average number of ADSs outstanding— in thousands	200,548	213,150	216,123	215,793	206,217
Dividends and interest on equity declared	—	163,112	—	—	98,812
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	1,157,254	2,024,163	1,567,755	858,351	1,201,148
Current and non-current properties for sale	2,512,342	2,094,414	2,166,424	2,463,374	2,206,072
Working capital(3)	2,420,342	2,996,884	3,764,756	1,848,311	4,808,337
Total assets	7,205,852	8,183,030	8,712,569	9,164,783	9,040,791
Total debt(4)	2,586,524	3,059,528	3,640,437	3,437,929	3,290,109
Total equity	3,058,403	3,214,483	2,685,829	2,743,576	3,632,172
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	1,157,254	2,024,163	1,566,042	858,351	1,127,382
Current and non-current properties for sale	3,023,765	2,816,204	3,260,711	3,847,858	3,690,328
Working capital(3)	2,295,951	2,755,836	3,419,171	3,353,108	3,940,576
Total assets	7,233,212	8,477,587	8,694,612	8,861,145	8,482,267
Total debt(4)	2,594,624	3,067,703	3,642,920	3,444,478	3,081,276
Total Gafisa equity	2,747,532	2,799,171	1,619,276	1,719,948	2,611,844
Equity of non-controlling interests	3,339	23,074	53,222	21,174	20,833
Total equity	2,750,871	2,822,245	1,672,498	1,741,122	2,632,677

	As of and for the year ended December 31,
	2014	2013	2012	2011	2010(8)(9)

	(in thousands, except per share, per ADS and operating data)
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	41,891	297,652	644,288	(790,145)	(1,079,643)
Investing activities	751,953	53,464	(287,960)	(31,641)	122,888
Financing activities	(899,143)	(568,124)	162,080	634,952	920,197
Operating data (10):
Number of new developments	23	37	35	49	127
Potential sales value(5)	1,636,311	2,886,204	2,951,961	3,526,298	4,491,835
Number of units launched(6)	6,104	11,072	8,947	12,224	22,233
Launched usable area (m2)(7)	326,421	2,893,541	3,153,251	2,250,725	3,008,648
Units sold	4,294	10,187	7,157	9,844	20,744

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

(8)
The financial information as of and for the year ended December 31, 2010 has been prepared in accordance with Brazilian GAAP in effect at such time. Since January 1, 2013 and applicable retrospectively to the comparative period of December 31, 2012 and 2011, the proportional consolidation method for investments in jointly-controlled investees, previously applied by the Company is no longer allowed under Brazilian GAAP. Considering the unreasonable timing and expense effort to restate 2010 Brazilian GAAP consolidated financial statements and consistent with the transition provisions provided by these new accounting standards we were not required to retrospectively restate our 2010 Brazilian GAAP consolidated financial statements for these new accounting standards. As a result, these jointly controlled investments are now accounted for through the equity method and, therefore, results for the year ended December 31, 2010 are not comparable to those for subsequent periods.

(9)
As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2014, the results of operations of Alphaville have been presented as discontinued operations under Brazilian GAAP in the Company’s 2013 and 2012 consolidated statements of operations given its disposal during 2013. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statement of operations financial data for the years ended December 31, 2011 and 2010 have also been retrospectively adjusted to also reflect discontinued operations for comparability purposes. Previously reported U.S. GAAP selected financial information is not impacted by this matter as Alphaville is reflected as a component of continuing operations for all periods presented, given the Company’s significant continuing involvement in those operations via its 30% retained ownership interest.

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

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2013 and 2012, the real depreciated by 13.2% and 8.9% against the U.S. dollar, respectively. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00, and on December 31, 2013 it was R$2.3420 per U.S.$1.00. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended:
December 31, 2010	1.665	1.759	1.655	1.880
December 31, 2011	1.876	1.718	1.535	1.902
December 31, 2012	2.044	1.907	1.702	2.112
December 31, 2013	2.342	2.199	1.925	2.445
December 31, 2014	2.656	2.469	2.197	2.740
Month Ended:
October 2014	2.444	2.463	2.391	2.534
November 2014	2.560	2.549	2.484	2.614
December 2014	2.656	2.651	2.561	2.740
January 2015	2.662	2.643	2.575	2.711
February 2015	2.878	2.785	2.689	2.881
March 2015	3.208	3.067	2.866	3.268
April 2015 (through April 24, 2015)	2.975	3.065	2.975	3.156

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On April 24, 2015, the selling rate was R$2.975 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 24, 2015 may not be indicative of future exchange rates.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2014, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, project financing and payables to venture partners balance, net of our cash and short term investments position) was R$1,440 million: our cash and cash equivalents and short-term investments were R$1,157 million and our total debt was R$2,597 million including obligations to venture partners of R$11 million.

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

Also, in March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida,” with an announcement in 2010 of a second phase of the program from 2011 until 2014, that aims to finance two million houses, twice as much as was financed in the first phase of the program. The program aims to reduce the housing deficit in Brazil, which as of 2010 was estimated to be 5.5 million houses. The program calls for government investment of more than R$30 billion in the first phase and more than R$72 billion during the second phase, to be made available through financing from the “CEF,” and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. During the second phase of this program, 800 thousand houses will be built for families with monthly incomes of three to ten times the minimum wage, which make up our target clients under our Tenda brand. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. Financing to the affordable entry-level segment is primarily made available through the CEF. Any changes in such financing would force us to seek new sources of financing and the availability of funds under similar conditions is limited, which would have an adverse effect on our results of operations. As of the date of this annual report, the potential implementation of a third phase of the program is under review by the Brazilian government.

We may sell portions of our landbank located in nonstrategic regions, which is in line with our future strategies. As a result, we will prepare an annual analysis for impairment of our landbank.

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. Starting in 2011, we decided to sell a portion of our landbank and our evaluation of impairment on landbank and properties for sale resulted in provisions for impairment in the amount of R$63.5 million in 2014, R$68.5 million in 2013, R$53.8 million in 2012 and R$92.1 million in 2011.

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

We invest in special purpose entities (Sociedade de Propósito Específico or “SPEs”) with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection laws and regulations. These risks could have an adverse effect on us.

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

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional debt or equity securities. For example, in 2012, we issued R$360.0 million in subordinated indebtedness, including: (1) R$150 million in bank credit certificates, or CCBs, on September 5, 2012, (2) R$80 million in our third restricted public issuance of commercial paper in a single series in December 2012 and (3) R$130 million in CCBs issued by Alphaville secured by a pledge of sales receivables and certain ventures. In addition, on October 31, 2012, we amended the terms of certain CCBs in the amount of R$100 million to provide additional security, including a first-priority mortgage of certain real estate ventures, a pledge of sales receivables and to adjust the payment terms of the CCBs.

On October 7, 2013, we entered into a Real Estate Finance System (SFI) loan in the amount of R$300 million. The loan is scheduled to mature in July 2017. The loan is secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The purpose of the loan is to provide funding for housing projects only. The loan agreement contains restrictive covenants which trigger early redemption upon the occurrence of certain events of default.

In July 2014, we issued R$130 million in non-convertible debentures on a private placement basis. The debentures are secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The proceeds of the debentures will be used to fund the development of such real estate ventures only. The debentures holders assigned their fiduciary rights in the real estate receivables in favor of a real estate securitization SPE, which issued Certificates of Real Estate Receivables (Certificados de Recebíveis Imobiliários) or “CRIs”, backed by such real estate receivables.

In September 2014, the Company entered into a Real Estate Finance System (SFI) loan in the amount of R$194 million. The loan is scheduled to mature in October 2018. The loan is secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The purpose of the loan is to provide funding for housing projects only.

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

As of December 31, 2014, our total debt (loans, financing and debentures) and payables to venture partners was R$2,597 million and our short-term debt and payables to venture partners was R$1,061 million. In addition, as of December 31, 2014 our cash and cash equivalents and short-term investments available was R$1,157 million and our net debt represented 47.1% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2014, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and other credit instruments.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2014, R$36.1 million of our R$81.3 million of total labor liabilities and provisions were for such liabilities. Approximately 44% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

On May 28, 2014, the IASB published IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), which establishes principles that will apply to the recognition of revenue under IFRS and U.S. GAAP. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS and U.S. GAAP. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, and earlier application of IFRS 15 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 15 will be subject to the implementation of IFRS 15 in Brazil and the prior approval of the CPC and the CVM.

In July 2014, the IASB published IFRS 9 – Financial Instruments (“IFRS 9”), which establishes, among other principles, principles that will apply to the classification, measurement and recognition of financial assets and liabilities. IFRS 9 will replace (i) earlier versions of IFRS 9 and (ii) IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 is comprised of three phases:

Phase 1 - Classification and measurement of financial assets and liabilities: Phase 1 introduces an approach for the classification of financial assets driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach will replace existing rule-based requirements. The new model will also result in a single impairment model being applied to all financial instruments.

Phase 2 - Impairment: Phase 2 introduces a new, expected loss impairment model that will require more timely recognition of expected credit losses. It will require entities to account for expected credit losses (as opposed to incurred credit losses) from when financial instruments are first recognized. It will also lower the threshold for recognition of full lifetime expected losses.

Phase 3 - Hedge Accounting: Phase 3 replaces the rule-based hedge accounting requirements in IAS 39. It will introduce a reformed model for hedge accounting with enhanced disclosures about risk management activity. The new model will align the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 9 will be subject to the implementation of IFRS 9 in Brazil and the prior approval of the CPC and the CVM.

We are in the process of evaluating the impact of IFRS 15 and IFRS 9 on our financial statements. As of the date of this annual report, we have not completed our analysis of IFRS 15 and IFRS 9 and we have not determined the extent to which IFRS 15 and IFRS 9 will impact our financial statements once they are adopted.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014 and 0.8% in the one month period ended January 31, 2015. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014 and 1.2% in the one month period ended January 31, 2015. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.14% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012, 8.1% in 2013 and 6.9% in 2014. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The Central Bank, through the Monetary Policy Committee (Comitê de Política Monetária), or the “COPOM,” establishes the Special Clearance and Escrow System rate (Sistema Especial de Liquidação e Custodia), or the “SELIC rate,” which is the basic interest rate for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. The SELIC rate is also an important policy instrument used by the Brazilian government to achieve inflation targets it established on June 21, 1999 (Decree No. 3,088).

As of December 31, 2011, the SELIC rate was 11%. As of December 31, 2012, the Central Bank had significantly reduced the SELIC rate to 7.25%. As of December 31, 2013, the Central Bank had increased the SELIC rate to 10%. As of December 31, 2014, the Central Bank had further increased the SELIC rate to 11.75%. As of the date of this annual report, the SELIC rate is 12.75%, its highest level since July 2011. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate continue to increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2014, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian government regularly implements changes to tax regimes that may increase our and our customers’ tax burdens. These changes include modifications in the rate of assessments and, on occasion, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. Since April 2003, the Brazilian government has presented several tax reform proposals, which were mainly designed to simplify tax assessments, to avoid internal disputes within and between the Brazilian states and municipalities, and to redistribute tax revenues. The tax reform proposals provided for changes in the rules governing the federal Social Integration Program (Programa de Integração Social), or “PIS,” the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social), or “COFINS,” the state Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or “ICMS,” and other taxes. The effects of these proposed tax reform measures and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. However, some of these measures, if enacted, may result in increases in our overall tax burden, which could negatively affect our overall financial performance.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$844.5 billion as of December 31, 2014 and an average daily trading volume of US$3.5 billion for 2014. In comparison, the NYSE had a domestic market capitalization of US$20.2 trillion (excluding funds and non-U.S. companies) as of December 31, 2014 and an average daily trading volume of approximately US$40.5 billion for 2014.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 50.7% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2014. The top ten stocks in terms of trading volume accounted for 45.7% of all shares traded on the BM&FBOVESPA in 2014. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2014 was US$8.1 million and US$3.2 million, respectively.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our board of directors approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.31112217224 per share. Such payment was effective February 12, 2014. On April 25, 2014, our shareholders approved a distribution of dividends in the amount of R$32.9 million, representing R$0.082486835998 per share. Based on the negative results of the fiscal year 2014, our shareholders did not approve any distribution of dividends at the shareholders meeting held on April 16, 2015. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

The ADSs benefit from the certificate of foreign capital registration, which permits Citibank N.A., as depositary, to convert dividends and other distributions with respect to our common shares into foreign currency, and to remit the proceeds abroad. Holders of ADSs who exchange their ADSs for common shares will then be entitled to rely on the depositary’s certificate of foreign capital registration for five business days from the date of exchange. Thereafter, they will not be able to remit the proceeds abroad unless they obtain their own certificate of foreign capital registration under the terms of Law No. 4,131/62, or unless they qualify under Resolution CMN 4,373, which superseded Resolution CMN No. 2,689, which entitles certain investors to buy and sell shares on Brazilian stock exchanges or organized over-the-counter market and benefit from the certificate of foreign capital registration managed by their authorized representatives in Brazil. See “Item 9. The Offering and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil.”

If holders of ADSs do not qualify under Resolution CMN 4,373, they will generally be subject to less favorable tax treatment on distributions with respect to our common shares. There can be no assurance that the depositary’s certificate of registration or any certificate of foreign capital registration obtained by holders of ADSs will not be affected by future legislative or regulatory changes, or that additional Brazilian law restrictions applicable to their investment in the ADSs may not be imposed in the future.

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,100 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville (equity method investment), which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2014, 100% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand.

In addition, we provide construction services to third parties. For the year ended December 31, 2014, approximately 37% of the value of our launches was derived from Tenda, our affordable entry-level housing brand.

We currently operate in several cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2014, approximately 20% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

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

The closing of 2013 marked the completion of Gafisa’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company's exposure to unprofitable businesses and markets. This process evolved positively throughout the last two years in several fronts - including improvement in margins and cash generation, and culminated with the sale of a 70% interest in Alphaville, which unlocked significant value and contributed to a reduction in the Company's leverage, adjusting its capital structure. At the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for the upcoming years, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and more importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013. Gafisa S.A. completed the sale of a majority interest in Alphaville Urbanismo S.A. (“Alphaville”), the leading residential community development company in Brazil, to Private Equity AE Investimentos e Participações (“Fundo AE”), which has as shareholders Pátria Investimentos and Blackstone Real Estate Advisor, which was announced on June 7, 2013. The transaction values Alphaville at an equity value of R$2.0 billion. The cash sale to Pátria and Blackstone resulted in Fundo AE owning 70% of Alphaville, with Gafisa retaining the remaining 30%. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded on December 9, 2013, with a sale of a 50% interest by Gafisa and a 20% interest by Construtora Tenda S.A. (“Tenda”), with Gafisa retaining the remaining 30% of Alphaville capital stock. Following this transaction and since December 2013, Alphaville is no longer consolidated in the financial statements of the Company.

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

On February 2, 2014, Gafisa’s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies. Our management initiated the studies in the first quarter of 2014. As part of the studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. In parallel, we continue to assess separation alternatives for the Gafisa and Tenda business units.

During 2014, we revised our 2014 launch guidance for the Gafisa segment as a result of weakening economic conditions in Brazil. This revision in the projected volume of launches affected guidance for the Administrative Expenses to Launch Volumes ratio for the Gafisa segment, as well as projected consolidated launches.

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

On March 15, 2007, we created a new wholly-owned subsidiary, Fit Residencial Empreendimentos Imobiliários Ltda., or “FIT,” for the development, construction and management of lower and lower-middle income residential projects. On October 21, 2008, Gafisa and Tenda concluded a business combination in which FIT was merged into Tenda. The purpose of the merger was to consolidate the activities of FIT and Tenda in the lower-income segment in Brazil focused on developing real estate units with an average price of less than R$200.0 thousand. As a result of the business combination, Gafisa became the owner of 60.0% of the total and voting capital stock of Tenda. On December 30, 2009, the shareholders of Gafisa and Tenda approved a corporate restructuring to consolidate Gafisa’s non-controlling share ownership in Tenda. The restructuring was accomplished by exchanging all of the remaining Tenda shares not held by Gafisa into Gafisa shares. As a result of the restructuring, Tenda became a wholly-owned subsidiary of Gafisa. On October 26, 2007, Gafisa acquired 70% of Cipesa Empreendimentos Imobiliários S.A., a leading homebuilder in the State of Alagoas at the time.

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

On February 2, 2014, Gafisa’s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies. Our management initiated the studies in the first quarter of 2014. During 2014, we also revised our 2014 launch guidance for the Gafisa segment as a result of weakening economic conditions in Brazil. See “Item 4. Information on the Company—A. History and Development of the Company—General” for further information.

Capital Expenditures

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

In 2014, we invested R$88.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$19.3 million and R$10.9 million, respectively.

Our capital expenditures are all made in Brazil and are usually funded by financings through local debt capital markets. We currently do not have any significant capital expenditures in progress.

B. Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. For over more than 50 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,100 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2014, 100% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. In addition, we provide construction services to third parties. For the year ended December 31, 2014, approximately 37% of the value of our consolidated launches was derived from the Tenda brand, our affordable entry-level housing brand. We are currently operating in several cities, including São Paulo, Rio de Janeiro, Salvador, Fortaleza, Natal, Curitiba, Belo Horizonte, Manaus, Porto Alegre and Belém which represents approximately 16.8% of the national population and approximately 24.0% of the gross domestic product as of December 31, 2014. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2014, approximately 20% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

Our Markets

We are present in 113 municipalities throughout Brazil, including Abatia, Águas Lindas de Goias, Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Barbacena, Barra dos Coqueiros, Barreiro, Barueri, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Cabo Frio, Cachoeirinha, Cajamar, Camaçari, Campinas, Campo Grande, Campos dos Goytacazes, Canoas, Caruaru, Caxias, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Eusébio, Estrada do Coco, Feira de Santana, Ferraz de Vasconcelos, Fortaleza, Foz do Iguaçu, Goiânia, Governador Valadares, Gramado, Gravataí, Guarujá, Guarulhos, Iguaraçu, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, Jandira, Jardim Primavera, João Pessoa, Juiz de Fora, Jundiaí, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Mauá, Mirante Campina Grande, Mogi das Cruzes, Montes Claros, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Novo Gama, Novo Hamburgo, Osasco, Paço do Lumiar, Parnamirim, Petrolina, Pinhais, Piracicaba, Poá, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão das Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Samambaia, Santa Luzia, Santana de Parnaiba, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São José dos Campos, São Leopoldo, São Luis, São Paulo, São Vicente, Sapucaia do Sul, Serra, Sete Lagoas, Sorocaba, Suzano, Taboão da Serra, Teresina, Valência, Valparaíso, Vespasiano, Vitória da Conquista and Volta Redonda.

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2014		2013		2012
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	1,636,311	100.0	1,292,271	44.8	1,314,041	44.5
Land subdivisions(1)	—	N/A	1,462,087	50.6	1,343,313	45.5
Commercial	—	N/A	131,846	4.6	294,607	10.0
Potential sales	1,636,311	100.0	2,886,204	100.0	2,951,961	100.0

(1)
This information is presented for comparison purposes and for the years ended December 31, 2013 and 2012 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

The table below sets forth our actual sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2014		2013		2012
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	519,210	100.0	603,809	40.2	753,733	43.7
Land subdivisions(1)	N/A	N/A	857,330	57.0	894,176	51.9
Commercial	N/A	N/A	41,728	2.8	75,976	4.4
Actual sales	519,210	100.0	1,502,867	100.0	1,723,885	100.0

(1)
This information is presented for comparison purposes and for the years ended December 31, 2013 and 2012 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2014	2013	2012 (8)
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	770,269	1,054,359	1,338,281
Developments launched(2)	7	10	13
Usable area (m2)(3)	107,156	154,959	203,636
Units launched(4)	1,474	1,935	2,361
Average sales price (R$/m2)(3) (5)	7,188	6,804	6,572
Rio de Janeiro
Potential sales value of units launched(1)	252,742	30,982	270,367
Developments launched(2)	2	1	2
Usable area (m2)(3)	27,827	4,101	33,987
Units launched(4)	315	63	260
Average sales price (R$/m2)(3)(5)	9,083	7,554	7,955
Other States(6)
Potential sales value of units launched(1)	—	—	—
Developments launched(2)	—	—	—
Usable area (m2)(3)	—	—	—
Units launched(4)	—	—	—
Average sales price (R$/m2)(3)(5)	—	—	—
Total Gafisa
Potential sales value of units launched(1)	1,023,012	1,085,341	1,608,648
Developments launched(2)	9	11	15
Usable area (m2)(3)	134,983	159,060	237,624
Units launched(4)	1,789	1,998	2,621
Average sales price (R$/m2)(3)(5)	7,579	6,820	6,770
Alphaville (7)
Potential sales value of units launched(1)	—	1,462,087	1,343,313
Developments launched(2)	—	18	20
Usable area (m2)(3)	—	2,620,224	2,915,627
Units launched(4)	—	6,414	6,326
Average sales price (R$/m2)(3)(5)	—	558	460
Tenda
Potential sales value of units launched(1)	613,299	338,776	—
Developments launched(2)	14	8	—
Usable area (m2)(3)	191,438	114,197	—
Units launched(4)	4,315	2,660	—
Average sales price (R$/m2)(3)(5)	3,203	2,996	—

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. For Gafisa, it includes the usable area of the projects acquired in 2010, Anauá and Igloo Alphaville.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)
Average sales price per square meter was R$7,579, R$6,820 and R$6,770 in 2014, 2013 and 2012, respectively, for Gafisa’s ventures only, and R$558 and R$460 in 2013 and 2012, respectively, for Alphaville ventures. Average sales price per square meter was R$916 and R$936 in 2013 and 2012, respectively, for the combined ventures of Gafisa and Alphaville.

(6)	In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another which had higher potential sales value, usable area and number of units than the new launch.

(7)
This information is presented for comparison purposes and for the years ended December 31, 2013 and 2012 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

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

The table below sets forth our luxury building developments launched between January 1, 2012 and December 31, 2014:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2014)
Delux	2013	100	9,751	2016	44	54%
Follow	2013	100	15,800	2016	240	73%
Duquesa-Lorian Qd2B	2012	100	34,429	2015	130	90%
Like Brooklin	2012	100	13,298	2015	146	100%
ECLAT (Ferreira de Araujo)	2012	100	13,017	2015	49	86%
Energy	2012	100	9,666	2015	156	99%
Scena Laguna	2012	80	13,728	2015	62.5	57%
Like Saúde	2012	100	14,850	2015	144	70%
Scena Santana	2012	100	17,548	2015	76	60%
Alpha Land	2012	100	23,005	2015	210	63%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our middle-income building developments launched between January 1, 2012 and December 31, 2014:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2014)
Hi Centro	2014	100	15,343	2016	271	27%
Alphagreen	2014	100	18,170	2016	207	29%
D.O.C. Quatá	2014	100	4,437	2016	78	26%
Lorian Qd3B	2014	100	27,276	2017	271	56%
Itaboraí	2014	100	7,725	2016	80	35%
Today Modern Residences	2014	100	9,657	2017	108	16%
Guacá	2014	100	9,702	2017	182	17%
SCS Cerâmica QI Fase 1 (Home)	2014	100	28,794	2017	256	37%
Eiras Garcia	2014	100	23,878	2017	336	39%
Today Santana	2013	100	11,290	2015	165	36%
Go Maracá	2013	100	11,274	2016	129	48%
Axis	2013	100	12,616	2016	215	30%
Easy Tatuapé	2013	100	9,142	2017	144	63%
Laguna Mall	2013	100	4,161	2015	63	76%
Square Santo Amaro	2013	100	27,330	2016	362	57%
Wide Cambuí	2013	100	19,833	2016	244	31%
EQ Jardim Prudência	2013	100	10,525	2016	97	35%
Square Osasco	2013	100	27,397	2017	295	87%
Maraville (Ana Maria Lote A)	2012	100	16,956	2015	280	100%
Colorato	2012	100	19,731	2015	192	100%
Mistral	2012	100	6,837	2014	112	87%
Smart Santana	2012	100	7,619	2015	84	87%
Easy Maracá	2012	100	17,113	2015	147	100%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2012 and December 31, 2014:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2014)
Parque Das Flores Guaianazes	2014	100	4,437	2015	100	92.0%
Parque Rio Maravilha	2014	100	19,521	2015	440	45.9%
Verde Vida - F2	2014	100	15,084	2015	340	63.2%
Renascença Candeias	2014	100	19,166	2015	432	47.7%
Vila Florida - F1	2014	100	19,166	2016	432	31.3%
Palácio Imperial - F1	2014	100	11,491	2016	259	12.4%
Rio Da Prata	2014	100	13,842	2015	312	32.4%
Recanto De Abrantes - F1	2014	100	15,084	2015	340	28.5%
Monte Alegre	2014	100	8,873	2015	200	23.0%
Parque Santo André	2014	100	7,098	2015	160	9.4%
Residencial Das Palmeiras	2014	100	11,535	2016	260	24.6%
Terra Brasilis - F1	2014	100	13,310	2016	300	13.7%
Vila Atlântica - F1	2014	100	10,648	2017	240	2.1%
Reserva Das Árvores - F1	2014	100	22,183	2015	500	3.2%
Novo Horizonte	2013	100	25,732	2014	580	99.7%
Vila Cantuária	2013	100	19,521	2014	440	99.3%
Itaim Paulista	2013	100	10,648	2014	240	98.8%
Verde Vida - F1	2013	100	15,084	2015	340	94.1%
Germania - F2	2013	100	8,873	2014	200	98.0%
Jaraguá	2013	100	11,535	2014	260	98.5%
Viva Mais Campo Grande	2013	100	13,310	2014	300	82.3%
Chacara Campo Limpo	2013	100	13,310	2015	300	99.3%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest acquisition.

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

The table below sets forth our luxury and middle income housing developments under Gafisa’s Brand, launched between January 1, 2012 and December 31, 2014 with percentage of units sold less than 90%:

As of December 31, 2014
Project Description	Units Sold (%)
Alta Vista (1)	89
Canto dos Passaros (2)	87
Gran Park Árvores F2 (3)	86
Gran Park Árvores F4 (4)	79
Gran Park Árvores F5 (5)	87
Gran Park Árvores F6 (6)	65
Gran Park Varandas F1 (7)	79
Gran Park Varandas F2 (8)	80
ICON (9)	78
Manhattan Square - Wall Street (10)	75
Mistral (11)	87
Mundi (12)	85
O Bosque (13)	55
Reserva do Bosque (14)	77
Scena Laguna (15)	57
Zenith (16)	84

(1)
Alta Vista. This development was 100% completed at December 31, 2014 at which time 89% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(2)
Canto dos Passaros. This development was 100% completed at December 31, 2014 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)
Gran Park Árvores F2. This development was 100% completed at December 31, 2014 at which time 86% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)
Gran Park Árvores F4. This development was 100% completed at December 31, 2014 at which time only 79% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)
Gran Park Árvores F5. This development was 100% completed at December 31, 2014 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)
Gran Park Árvores F6. This development was 100% completed at December 31, 2014 at which time 65% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)
Gran Park Varandas F1. This development was 100% completed at December 31, 2014 at which time 79% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)
Gran Park Varandas F2. This development was 100% completed at December 31, 2014 at which time 80% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)
ICON. This development was 100% completed at December 31, 2014 at which time 78% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)
Manhattan Square - Wall Street. This development was 100% completed at December 31, 2014 at which time 75% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)
Mistral. This development was 100% completed at December 31, 2014 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)
Mundi. This development was 100% completed at December 31, 2014 at which time 85% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)
O Bosque. This development was 100% completed at December 31, 2014 at which time 55% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)
Reserva do Bosque. This development was 100% completed at December 31, 2014 at which time 77% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period

(15)
Scena Laguna. This development was 100% completed at December 31, 2014 at which time 57% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)
Zenith. This development was 100% completed at December 31, 2014 at which time 84% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Gafisa brand developments for impairment and we identified cases of impairment, and impairment provisions have been recorded for the following projects: Alta Vista, Canto dos Passaros, Carpe Diem, Icaraí Corporate, Jatiuca Trade Residence, Mistral, Parque Barueri Condominio Clube, Quintas do Pontal and Reserva do Bosque.

The table below sets forth our finished affordable entry-level housing developments under Tenda’s Brand, launched between January 1, 2012 and December 31, 2014 with less than 90% of units sold:

Project Description	As of December 31, 2014 Units Sold (%)
Residencial Cordoba (1)	61
Res Figueiredo II (2)	87
Residencial Morada de Ferraz (3)	83
Fit 16 SPE Emp. Imob./Mirante do Lago F2 (4)	53
Res Napoli I (5)	80
Fit 31 SPE Emp. Imob./Fit Giardino (6)	54
Fit 32 SPE Emp. Imob./Vista Flamboyant (7)	74
Fit 32 SPE Emp. Imob./Vista Flamboyant F2 (8)	69
Res Brisa do Parque III (9)	85
Residencial Michelangelo (10)	88
Positano Garden II (11)	75
Positano Garden IV (12)	50
Boulevard Das Palmeiras (13)	84
Viva Mais Campo Grande (14)	82
Res Vila Coimbra (15)	75
Nova Marica Life (16)	74
Residencial Da Vinci – Allegro (17)	72
Duo Valverde (18)	71
Residencial Vitale Tower (19)	39
Residencial Da Vinci – Giardino (20)	1

(1)
Residencial Cordoba. This development was previously completed and has 61% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold in 2015.

(2)
Residencial Figueiredo II. This development was previously completed and has 87% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)
Residencial Morada de Ferraz. This development was previously completed and has 83% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)
Fit 16 SPE Emp. Imob./Mirante do Lago F2. This development was previously completed and has 53% of its units sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and this development’s selling forecast indicates the remaining units will be sold within a short time of period.

(5)
Res Napoli I. This development was previously completed and has 80% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold in 2015.

(6)
Fit 31 SPE Emp. Imob./Fit Giardino. This development was previously completed and has 54% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold units in 2015.

(7)
Fit 32 SPE Emp. Imob./Vista Flamboyant. This development was previously completed and has 74% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)
Fit 32 SPE Emp. Imob./Vista Flamboyant F2. This development was previously completed and has 69% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)
Res Brisa do Parque III. This development was previously completed and has 85% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)
Residencial Michelangelo. This development was previously completed and has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)
Positano Garden II. This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)
Positano Garden IV. This development was previously completed and has 50% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)
Boulevard Das Palmeiras. This development was previously completed and has 84% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)
Viva Mais Campo Grande. This development was previously completed and has 82% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(15)
Res Vila Coimbra. This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)
Nova Marica Life. This development was previously completed and has 74% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(17)
Residencial Da Vinci – Allegro. This development was previously completed and has 72% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(18)
Duo Valverde. This development was previously completed and has 71% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(19)
Residencial Vitale Tower. This development was previously completed and has 39% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(20)
Residencial Da Vinci – Giardino. This development was previously completed and has 1% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Tenda brand developments for impairment and we identified cases of impairment for these projects and impairment provisions have been recorded:

• Bairro Novo Cotia I and II • Duo Valverde • Fit Mirante do Parque • Icoaraci • Nova Marica Life • Parque Arvoredo F2 • Pendotiba Life • Piemonte • Res Curuca F1 • Res. Green Park Life
•   Res. Vila Coimbra
•   Res. Villa Verde
•   Res. Atenas
•   Res. Da Vinci
•   Res. Flor do Anani
•   Res. Vitale Tower
•   Res Betim Life
•   Res. Reserva dos Pássaros F2
•   Res. Pedra Bela
•   Res. Jardim Girassol II F1

Land Subdivisions under Alphaville Brand

As set forth in item “4. Information on the Company—A History and Development of the Company”, we completed the sale of a controlling interest in Alphaville, on December 9, 2013. As a result, Alphaville was no longer consolidated in the financial statements of the Company since then. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

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

The table below sets forth our residential communities launched by us under the Alphaville brand between January 1, 2012 and December 31, 2013. As a result of the sale of the 70% interest in Alphaville on December 9, 2013, we were not involved in the launch of any residential communities under the Alphaville brand in 2014:

	Year	Gafisa	Usable
Project Desciption	Launched	Participation	Area (m2)
		(%)	(1)(2)	Completion Year	Number of Units(2)
Alphaville Castello	2013	69	80,475	2015	222
Terras Alphaville Maricá 2	2013	47	107,594	2014	596
Terras Alphaville Ponta Grossa	2013	77	183,413	2014	742
Terras Alphaville Vitória da ConquistaF2	2013	75	158,001	2014	565
Terras Alphaville Sergipe F2	2013	88	168,129	2014	614
Alphaville Feira de Santana F2	2013	72	172,713	2015	545
Alphaville Ribeirão Preto F3	2013	60	193,058	2015	584
Terras Alphaville Camaçari F2	2013	74	141,955	2015	616
Alphaville Volta Redonda	2013	72	133,286	2015	427
Terras Alphaville Dourados	2013	74	152,007	2015	604
Alphaville Anápolis	2013	67	106,165	2015	336
Terras Alphaville Linhares	2013	46	111,547	2015	576
Terras Alphaville Belém 3	2013	71	251,819	2015	976
Alphaville Dias Branco	2013	59	293,897	2015	1,020
Alphaville Litoral Norte 3	2013	68	145,443	2015	434
Alphaville Nova Esplanada F4	2013	30	68,216	2015	473
Alphaville D. Pedro 2	2013	58	75,803	2015	265
Alphaville D. Pedro 3	2013	58	76,704	2015	233
Alphaville Juiz de Fora	2012	65	350,649	2014	564
Alphaville Sergipe	2012	74	257,565	2014	693
Alphaville Mossoró F2	2012	52	33,764	2013	170
Terras Alphaville Anápolis	2012	73	169,15	2013	601
Alphaville Minas Gerais	2012	61	186,336	2014	557
Alphaville Brasília Residencial 2	2012	47	95,044	2014	426
Brasília Alpha Mall	2012	50	5,740	2014	26
Terras Alphaville Sergipe	2012	88	151,033	2014	546
Nova Esplanada 3	2012	30	94,806	2014	660
Terras Alphaville Teresina	2012	79	296,627	2014	1,075
Alphaville Pelotas	2012	74	183,370	2014	577
Alphaville Porto Velho	2012	76	73,126	2013	215
Terras Alphaville Vitória da Conquista	2012	75	160,195	2014	547
Terras Alphaville Resende F2	2012	76	129,818	2014	414
Alphaville Juiz de Fora 2	2012	65	99,646	2014	305
Alphaville Campo Grande 3	2012	64	152,549	2014	608
Alphaville Araçatuba	2012	42	92,722	2014	427
Alphaville Bauru	2012	65	155,335	2014	467
Terras Alphaville Camaçari	2012	74	139,819	2014	634

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Commercial Buildings

In 2012, we launched two commercial buildings: SAO Square - Way and SAO Square Gate – Gafisa.

In 2013, we launched two commercial buildings: Axis Business Tower and Laguna Mall.

In 2014, we did not launch any commercial buildings.

Construction Service

We provide construction services to third parties, building residential and commercial projects for some of the most well-known developers in Brazil. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale. Third-party construction services are a significant, less volatile source of revenues, which does not require us to allocate capital. Our main construction services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2014, our main construction services clients were Villa Reggio Empreendimentos Imobiliários Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda., Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda and KINO Empreendimento Imobiliário SPE S.A. We also provide construction services on certain developments where we retain an equity interest.

The table below sets forth the real estate building developments we have constructed exclusively for third parties between January 1, 2012 and December 31, 2014:

Project	First Year of Construction	Client	Type of Project
Viverde	2012	Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda	Residential

The table below sets forth the real estate developments we have constructed for third parties, in which we also have an equity interest, between January 1, 2012 and December 31, 2014:

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

Our Clients

Our clients consist of development and construction service clients. Development clients are those who purchase units in our developments. As of December 31, 2014, our development-client database was comprised of more than 125,500 individuals. We currently have approximately 75,000 active clients.

Our construction-services clients are large companies, many of them developers that do not build their own projects. As of December 31, 2014, our main construction services clients were Villa Reggio Empreendimentos Imobiliários Ltda., Tanguá Patrimonial Ltda., Concivil Construtora e Incorporadora Ltda., STAN Portugal Empreendimento Imobiliário SPE Ltda., PP II SPE Empreendimentos Imobiliários Ltda., Reitzfeld Empreendimento Imobiliário Botânico SPE Ltda and KINO Empreendimento Imobiliário SPE S.A. We also provide construction services to certain developments where we retain an equity interest. No individual client represents more than 5% of our revenues from residential developments or construction services.

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

As of December 31, 2014, we had a combined inventory of 163 land parcels under both Gafisa and Tenda, in which we estimate we could develop a combined total of 40,664 residential units with a combined sales value of R$10.1 billion, of which 70.9% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development:

	Gafisa		Tenda
	Future Sales (% Gafisa) (1)	% Bartered	Future Sales (% Gafisa)	% Bartered
	(in millions of reais)		(in millions of reais)
São Paulo	4,876	42.9%	665	3.1%
Rio de Janeiro	1,301	89.0%	1,091	7.5%
Other states	—	—	2,199	78.0%
Total	6,177	57.0%	3,955	13.9%

(1)	Information reflects our interest.

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

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2011, Gafisa Vendas was responsible for approximately 34% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2012, Gafisa Vendas was responsible for approximately 47% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2013, Gafisa Vendas was responsible for approximately 51% and 45% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2014, Gafisa Vendas was responsible for approximately 61% and 23.4% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

Under our Gafisa brand, we typically initiate our marketing efforts 60 days before the launch of a development. We typically have a showroom on or near the construction site, which includes a model unit furnished with appliances and furniture. We leverage our reputation for quality, consistency, on-time delivery and professionalism to increase sales velocity. We have been successful with this strategy, usually selling approximately 30% of the units before construction starts.

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

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 16,000 calls and 11,700 chats per month and results in over 2,700 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

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

We invest in technology. Our research and development costs amounted to R$1.2 million in 2014, R$1.0 million in each of 2013 and 2012 and R$2.9 million in 2011. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we provide for each type of development as of December 31, 2014:

Sales Term	Luxury	Middle Income	Affordable Entry—Level(1)
Mortgage lending (delivery)	77%	88%	—
Caixa Econômica Federal	—	—	100%
Gafisa 36 months	22%	12%	—
Gafisa 60 months	—	—	—
Gafisa 120 months	1%	—	—

(1)	Includes Tenda developments. We do not provide any customer financing for these developments.

Mortgages. In 2014, 85% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil:

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

Mortgage financing for Tenda’s developments primarily comes from CEF. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF assumes the credit risk of each customer. Additionally, Tenda is currently working with certain private banks in addition to the CEF to provide financing for homebuyers with monthly income between three and seven times the Brazilian minimum wage which was approximately R$724 as of December 31, 2014 with similar terms as the financing provided by the CEF.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On February 28, 2015, our clients’ default level was 6.19% of our accounts receivable for Gafisa and 7.43% for Tenda.

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

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 56% in February 2015. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5”.

Operating and Financial Review and Prospects—A. “Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s default level breakdown by segment, as of December 31, 2014:

	Gafisa	Tenda
Default level by segment	6.19%	7.43%

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

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

	As of December 31, 2014		As of December 31, 2013		As of December 31, 2012 (3)
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	2,836	1,246,996	3,671	1,416,939	4,031	2,040,575
Volume/Sales value of terminations	(1,014)	(435,964)	(1,292)	(455,738)	(1,074)	(441,047)
Percentage	35.8%	35.0%	35.2%	32.1%	26.6%	21.6%
Sales value, net of termination	1,822	811,032	2,379	961,201	2,957	1,599,528
Tenda
Contracted sales	6,248	919,381	8.292	1,089,301	9,990	1,175,733
Volume/Sales value of terminations(1)	(3,561)	(523,400)	(4,278)	(598,897)	(10,852)	(1,250,051)
Percentage(1)	57.0%	56.9%	51.6%	55.0%	108.6%	106.3%
Sales value net of terminations	2,687	395,981	4,014	490,403	(862)	(74,318)
Alphaville (2)
Contracted sales	—	—	7,955	1,295,260	5,654	1,293,526
Volume/Sales value of terminations	—	—	(1,307)	(233,005)	(591)	(185,633)
Percentage	—	—	16.4%	18.0%	10.5%	14.4%
Sales value net of termination	—	—	6,648	1,062,260	5,063	1,107,893
Total sales value net of termination	4,509	1,207,013	13,041	2,513,860	7,158	2,633,103

(1)
After a detailed analysis of Tenda receivables portfolio, we identified clients who no longer qualified for the mortgage because their contracts had terminated. In 2014, we had R$523.4 million in sales value of termination and R$419 milion in 2013. As of the fourth quarter of 2011, we adopted a new sales policy for Tenda units to avoid contract terminations. The new terms of the contracts increased security in the client’s transfer of their contracts to financial agents. This change led to a longer time period for new sales and for resale of units under contracts entered into during that period.

(2)
This information is presented for comparison purposes and for the years ended December 31, 2013 and 2012 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

Receivables securitization

We release capital for new projects by seeking not to maintain receivables after our projects are completed. The securitization (mortgage-backed securities) market in Brazil is expanding. This expansion is helped significantly by recent development in Brazilian foreclosure laws.

With the growing availability of mortgages from commercial banks and the increasing liquidity of CRIs, we expect to further reduce our role as a financing provider to our customers. Our goal is to optimize our working capital by transferring the financing activities to securitization companies and banks.

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 41% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5.1% of our total costs are steel and concrete. Prices of some raw materials have significantly increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 23.8% during the three year period ended December 31, 2014, resulting in a 22.7% increase in the construction costs of Gafisa and a 23.8% increase in the construction costs of Tenda over that period. During the three year period ended December 31, 2014, the IGP-M increased 18.0%, resulting in an 18.4% increase in unit prices for Gafisa and a 17.1% increase in unit prices for Tenda over that period. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our nine largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Thyssen Krupp Elevadores S.A., Alumni Esquadrias de Aluminio Ltda., RCI Esquadrias de Aluminio S/C Ltda., Supermix Concreto SA, InterCement Brasil SA, Ibrap Industria Brasileira de Alumínio and Cortesia Serviços de Concretagem Ltda. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2014	2013	2012
	(Launches in R$ million)
Local market	26,359	32,367	28,288
Gafisa(2)	770	1,125	1,306
Gafisa’s market share	2.9%	3.5%	4.6%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2014	2013	2012
	(Launches in R$ million)
Local market	11,796	12,590	12,252
Gafisa(2)	253	51	347
Gafisa’s market share	2.1%	0.4%	2.8%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such periods.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2014, Gafisa had 105 subsidiaries, 22 jointly-controlled entities under operations and 4 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector. Gafisa also holds a 30% interest in the capital stock of Alphaville.

Many of Gafisa’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of our 131 SPEs, 72.52% are wholly-owned by us and 7.63% are majority-owned by us, and we hold an interest of 50% or less in the remaining 19.85%.

Tenda is a wholly-owned subsidiary of Gafisa. As of December 31, 2014, Tenda had 80 subsidiaries, 9 jointly-controlled entities under operations and 5 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Tenda has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Many of Tenda’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of Tenda’s 80 SPEs, 84% are wholly-owned by us and 11% are majority-owned by us, and we hold an interest of 50% or less in the remaining 5%.

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

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 91 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between June 2015 and April 2023. We will seek to renew our domain names expiring in 2015, after evaluating their continuing applicability.

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

According to applicable law, transfer of real estate title is only deemed effective upon the registration of the transfer with the relevant Real Estate Registry Office. The procedure for the execution of public deeds and also the respective registration with the Real Estate Registry Office (Registro Imobiliário) is regulated by the Brazilian Law of Public Registers (Lei de Registros Públicos), in particular Law No. 6,015 of December 13, 1973.

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

Urban land subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 of December 19, 1979 - the Brazilian Law of Urban Land Subdivision (Lei de Parcelamento do Solo), as amended, or Law No. 6,766. Law No. 6,766 governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

Under Law No. 6,766, land subdivisions are intended for the creation of lots in urban areas or urban expansion zones, as defined by the planning director or approved by municipal law, and must comply with Law No. 6,766.

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

In addition to the approval of the project by the municipality in which the development will be located, the approval of other governmental bodies may be necessary in cases where the land subdivision: (1) is located in an area of special interest, such as a protected cultural, historical, landscape and archeological heritages site as defined by state or federal legislation; (2) is located in the boundary area of a city, belongs to more than one municipality, or is in a metropolitan region or urban agglomeration as defined in state or federal law; or (3) has an area greater than 1 million square meters. In the case of land subdivisions located in a municipality area that is within a metropolitan area, the examination and prior consent to the approval of such project will be subject to the metropolitan authority.

The legal requirements for the approval of the land subdivision by a municipality include: (1) the developer must preserve a percentage of the land used for residential communities as open spaces for public use and for municipal or community properties with the percentage determined by each municipal zoning code; (2) each lot must have a minimum area of 125 square meters and the distance between the building and the street must be at least five meters; (3) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways; and (4) the allotment procedures must be coordinated with the official adjacent tracks, exisiting or projected, and harmonized with the local topography.

Law No. 6,766 also sets forth locations where subdivisions are not permitted, such as: (1) on wetlands and lands subject to flooding, until measures have been taken to assure water drainage; (2) on land that has been filled with material that is a public health hazard, unless previously cleaned up; (3) on land that has a slope equal to or greater than 30 degrees, unless the requirements of the appropriate authorities have been met; (4) on lands where geological conditions make buildings inadvisable; and (5) in ecological preserves or areas where pollution creates unacceptable sanitary conditions, until corrected.

In order to offer greater security to the property market, Law No. 6,766 prohibits the sale or promise of sale of any lot that is the result of a subdivision where the developer has not previously obtained approval by the appropriate municipality and the development has not been recorded with the respective Real Estate Registry Office. If any such lot is sold or contracted to be sold, the developer and any person or legal entity benefiting from such sale or promise of sale shall be jointly liable for the resulting damages to the purchaser and the public authorities.

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

In addition, in order to encourage the use of the appropriation system, Laws No. 11,977 of July 7, 2009 (amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011, Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015) and No. 12,844 of July 13, 2013, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 4% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” the rates were reduced from 7% to 1%, until December 31, 2018, by Law No. 13,097, enacted January 19, 2015.

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

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; or (2) a conditional sale over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, Law No. 11,076 of December 30, 2004, Law No. 11,481 of May 31, 2007, Law No. 12,703 of August 07, 2012, Law No. 12,810 of May 15, 2013, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19,2015 (“Law No. 9,514”); or (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property owned by the borrower or by a third party; or (4) other guarantees, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

The federal government has announced, in 2014, changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) all the acts involving immovable property will be entered on the property’s record in the land registry office, i.e., unregistered acts and actions enforceable against third parties in good faith, even if the unregistered act or action challenges ownership to the property; (2) the buyer of a real estate property will be able to give property as guarantee to finance another, or to purchase other assets with funds raised in savings accounts; (3) banks will be able to issue a new type of security, the Secured Real Estate Note (LIG – Letras Imobiliárias Garantidas), which is exempt from income tax to raise more funds and borrow to finance the purchase of real estate; (4) banks may grant payroll loans, in which the parcels will be charged to the worker's salary in the private sector with more facilities, resulting in lower interests; and (5) the Brazilian government will create a type of credit that will be easier for the bank to recapture the property in case of default.

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

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) the cancellation of payments to the Central Bank of funds not invested in real estate financing in January, February and March; (2) the creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that have capacity for more real estate credits; (3) a review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; (4) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines; (5) in 2013, the increase in the operating limits of the SFH to units with a maximum sales price of R$750,000 and (6) in 2014, measures to facilitate the purchase of financed properties, as discussed in “Housing Finance System, or “SFH”” above. These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Law No. 9,514 also reformed securitizations of real estate assets provisions, making them less expensive and more attractive. The securitization of credits in the context of the SFI is made through real estate securitization companies, non-financial institutions formed as joint stock companies whose objective is to acquire and securitize real estate credits. Funds raised by the securitizing companies can be made through the issuance of debentures or notes, or the creation of a new type of CRI. According to applicable law, CRIs are nominative credit securities issued exclusively by securitizing companies, backed by real estate credits, freely negotiated, and payable in cash. CRIs tend to have, among others, the following characteristics: they are issued in book-entry form, they may have fixed or floating interest rates and can be paid in installments, they may contain adjustment provisions, they are registered and traded through centralized systems of custody and financial settlement of private securities and they can be secured by the assets of the issuing company.

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011, Law No. 12,693 enacted on July 24, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015, created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000. Law No. 12,868 enacted on October 15, 2013, released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months.

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

On July 31, 2014, Municipal Law No. 16,050 was published, replacing Municipal Law No. 13,430 of September 13, 2002, approving the master plan and creating the Planning System of the municipality of São Paulo and regulating the new master plan of the municipality. The new master plan provides a series of guidelines for the development and growth of the city of São Paulo for the next 16 years, in order to (i) incentivize the use of public and non-motorized forms of transport; (ii) reduce the housing deficit; (iii) improve the access of residential areas to commercial areas of the city; and (iv) incentivize the development of urban areas already equipped with with public transportation infrastructure, among other guidelines.

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

Civil environmental liability in Brazil is considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys environmentally damaged land will succeed in the liability for the clean-up or recovery and for reparation of potential damage to third parties. Although this liability can be contractually allocated between the parties, it cannot be opposed either administratively or before third parties, meaning the concept of a bona fide prospective purchaser does not exist in civil environmental liability in Brazil.

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

Although administrative and criminal liability require a direct connection with the action or omission that resulted in breach of environmental legislation or environmental damage, financial penalties may be imposed that may pierce the corporate veil and disregard the legal entity doctrine. Article 4 of Federal Law No. 9,605/1998 expressly provides for the possibility of piercing the corporate veil if necessary for the recovery or compensation of environmental damages.

C.    Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, including our now affiliate Alphaville, all of them incorporated in Brazil, as of December 31, 2014:

(*) At December 31, 2012 we held 80% of this entity and 30% at December 31, 2013 and December 31, 2014.

(**) At December 31, 2013 we held 70% of this entity and acquired the 30% remaining in November 21, 2014.

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

As of December 31, 2014, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$48.7 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

In 2010, we retrospectively applied new Brazilian GAAP accounting pronouncements (new CPCs) as from January 1, 2009. All periods presented from January 1, 2009 reflect such new accounting practices. The financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The new Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

In October 2014, Shertis Empreendimentos e Participações S.A. or “Shertis”, which held a 20% interest in the capital stock of Alphaville, was merged into Gafisa. As a result and as of the date of this annual report, we hold a 30% interest in the capital stock of Alphaville.

On November 21, 2014, we acquired the remaining shares of Cipesa Empreendimentos Imobiliários S.A. in the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604.

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

As of December 31, 2012, the Central Bank had set the SELIC rate at 7.25%. As a result, the real depreciated 8.8% relative to the U.S. dollar in 2012. As of December 31, 2012, the real/U.S. dollar exchange rate was R$2.048 per US$1.00. During this period, inflation according to the IPCA was 5.8%.

As of December 31, 2013, the Central Bank set the SELIC rate at 10%. As a result, the real depreciated 13.2% relative to the U.S. dollar in 2013. As of December 31, 2013, the real/U.S. dollar exchange rate was R$2.3575 per US$1.00. During this period, inflation according to the IPCA was 5.9%.

As of December 31, 2014, the Central Bank set the SELIC rate at 11.75%. As a result, the real depreciated 12.7% relative to the U.S. dollar in 2014. As of December 31, 2014, the real/U.S. dollar exchange rate was R$2.6550 per US$1.00. During this period, inflation according to the IPCA was 6.4%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2014		2013		2012
	(%, unless otherwise stated)
Real growth in GDP		n/a		2.3		0.9
Inflation rate (INPC)(1)		6.2		5.5		5.1
Inflation rate (IGP—M)(2)		3.7		5.5		7.8
National Construction Cost Index (INCC)(3)		6.9		8.1		7.1
TJLP rate(4)		5.0		5.0		5.5
CDI rate(5)		10.8		8.1		8.4
Appreciation (devaluation) of the real vs. US$		(12.7)		(13.2)		9.9
Exchange rate (closing) — US$1.00	R$	2.65	R$	2.35	R$	2.05
Exchange rate (average)(6) — US$1.00	R$	2.35	R$	2.18	R$	1.96

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•
Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•
Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

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

•
Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015 created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000;

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

•
Provisional Measure No. 620 enacted on June 12, 2013, converted into Law No. 12,686 enacted on October 15, 2013, which released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months; and

•
Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015, which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the Real Estate Covered Bonds (LIG - Letras Imobiliárias Garantidas).

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

Impairment of non-financial assets

We annually review the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss of its recoverable amount. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the income statement by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company has recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A.

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

The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2015 and 2019 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

We have evaluated all of our developments for impairment and have not identified any cases of impairment for any of our properties for sale and no impairment provisions have been recorded for any of our developments for the year ended December 31, 2010. In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operation conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2014, we had R$63.5 million recorded as a provision for impairment on landbank and properties for sale.

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

Taxes on income

Current income tax and social contribution

Current income tax is the expected tax payable or receivable to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on net profits, we adopt the regime set forth by Law No. 12,973 enacted on May 13, 2014 and in force as of January 1, 2015. The new regime is based on the Brazilian accounting standards introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes, thus revoking the RTT.

Taxes on income in Brazil comprise income tax (25%) and social contribution on net profits (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are provided on all temporary tax differences at the balance sheet date between the tax bases of assets and liabilities, and their carrying amounts.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax and social contribution on net profits are calculated at 1.92% on monthly gross revenues (4%, also levying PIS and COFINS on revenues).

On May 13, 2014, Provisional Measure No. 627 was converted into Law No. 12,973/14, revoking the RTT and bringing significant changes to Brazilian tax legislation. The new rules came into effect on January 1, 2015, with an option to adhere to the new rules from January 1, 2014. During 2014, we analyzed the potential impact of the new rules on our consolidated financial statements and internal controls structure. Based on our analysis, we concluded that the new rules would not have a material impact on how we account for taxes in 2014 and we therefore opted not to adopt them from January 1, 2014.

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

•
Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures

•
Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers";

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

•
Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Advertising and publicity expenses are recorded in the consolidated income statement as accrual basis.

Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services.

Barter transactions

Barter transactions have the objective of receiving land from third parties and are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined based on the fair value, as a component of inventory of properties for sale, with a corresponding entry to advances from customers’ liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as described in item (b).

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2014	2013	2012
Launches (in millions of reais)	1,636	2,886	2,952
Number of projects launched	23	37	35
Number of units launched(1)	6,104	11,072	8,947
Launched usable area (m2)(2)(3)	326,421	2,893,541	3,153,251
Percentage of Gafisa investment	100%	76%	79%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include Terreno Cajamar Alphaville (approximately 5,420,927m²).

In 2014, we launched 23 residential developments with a total potential sales value of R$1.6 billion, with Gafisa accounting for 62.5% of launches and Tenda for 37.5% in terms of potential sales value. 11 of the developments we launched were located in the state of São Paulo, 6 developments were located in the state of Rio de Janeiro and the remaining 6 developments were located in Camaçari, Salvador and Lauro de Freitas, in the state of Bahia, Vespasiano, in the state of Minas Gerais and Jaboatão dos Guararapes, in the state of Pernambuco.

In 2013, we launched 37 residential developments with a total potential sales value of R$2.9 billion, with Gafisa accounting for 38% of launches, Tenda for 12% and Alphaville the remaining 51% in terms of potential sales value. The total sales value for 2013 was approximately 2% lower than the total sales value of R$3.0 billion for 35 residential developments launched in 2012. In 2013, 18 of the 37 developments we launched were located in the state of São Paulo, while another four developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in cities of Camaçari, in the state of Bahia, Porto Alegre, in the state of Rio Grande do Sul, Salvador, in the state of Bahia, Ponta Grossa, in the state of Paraná, Vitória da Conquista, in the state of Bahia, Barra dos Coqueiros, in the state of Sergipe, Feira de Santana, in the state of Bahia, Dourados, in the state of Mato Grosso do Sul, Anápolis, in the state of Goiás, Linhares, in the state of Espírito Santo and Belém in state of Pará. In 2012, we launched 35 residential developments with a total potential sales value of R$3.0 billion, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of potential sales values (compared to a 28% share in 2011). This sales value was approximately 21% lower than that achieved in 2011, during which we launched 49 residential developments totaling R$3.5 billion. We refocused our business operations in 2012 to prioritize cash flow and reduction of net debt reduction, restructuring the debt profile and reducing launches of new units, while still generating what we consider to be an appropriate volume of business of R$3.0 billion. In 2012, 17 of the 35 developments we launched were located in the state of São Paulo, while another three developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in the cities of Juiz de Fora, in the state of Minas Gerais, Aracaju, in the state of Sergipe, Anapolis, in the state of Goiás, Mossoró, in the state of Rio Grande do Norte, Vespasiano, in the state of Minas Gerais, Brasília, in the state of Distrito Federal, Barra dos Coqueiros, in the state of Sergipe, Teresina, in the state of Piaui, Pelotas, in the state of Rio Grande do Sul, Porto Velho, in the state of Roraima, Vitória da Conquista, in the state of Bahia, Resende, Campo Grande, in the state of Mato Grosso do Sul and Camaçari, in the state of Bahia.

During 2014, approximately 16.6% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 37.5% of our total sales value for the year ended December 31, 2014, of which 44.2% was generated from launches outside the states of São Paulo and Rio de Janeiro.

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

In 2014, Gafisa launches totaled R$1.0 billion, a 6% decrease compared with 2013.

Contracted sales for the year totaled R$811 million, down 16% from 2013. Sales of units launched over the year accounted for 42.2%, while sales of inventories accounted for the remaining 57.8%.

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

The market value of Gafisa inventories reached R$3.2 billion at the end of 2014.

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

In 2014, Tenda launches totaled R$ 613.3 million. Contracted sales for the year totaled R$396.0 million, a 19% decrease compared with 2013. Sales of units launched over the year accounted for 44.2%, while sales of inventories accounted for the remaining 55.8%.

Cancellation levels decreased significantly in 2014 mainly due to Tenda’s increased efficiency and improved controls. The primary driver of the reduction in cancellations was the implementation of a sales process by which potential customers were required to obtain approved financing with CEF as part of the purchase process, which significantly decreases the probability of cancellation. Out of R$613.3 million in property launches during 2014, we recorded sales of R$176.8.4 million in which financing had already been obtained. In 2013, out of R$338.8 million in property launches, we recorded sales of R$217.4 million. Of the R$217.4 million, R$122.0 million is related to sales in which financing had already been obtained, with the remaining R$95.4 million relating to sales in which financing was being finalized at the end of 2013.

In 2014, The Tenda segment delivered 41 ventures/stages, and 7,027 units, reaching 101% of the average of the guidance (6,500 – 7,500) on deliveries for the year.

The market value of Tenda inventories was R$828.7 million at the end of 2014, compared to R$618.4 million at the end of 2013.

In 2014, Tenda reached R$396.0 million in net sales.

Contracted sales

The following table shows the development of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2014	2013	2012 (3)
Type of development	(in millions of reais, unless otherwise stated)
Luxury buildings	108.8	367.7	753.6
Middle-income buildings	650.0	431.9	633.3
Affordable entry-level housing (2)	396.0	490.4	(74.3)
Commercial	52.2	161.5	173.7
Land(1)	N/A	1,062.2	1,146.8
Total contracted sales	1,207.0	2,513.8	2,633.1
Sale of units launched in the year	519.2	1,502.8	1,723.9
Percentage of total contracted sales	43%	60%	65%
Sale of units launched during prior years	687.8	1,010.9	909.2
Percentage of total contracted sales	57%	40%	35%

(1)	Includes Gafisa’s participation on the Alphaville Barra da Tijuca project.

(2)	Amount net of sales cancellation.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

The following table shows our and our main subsidiaries and our current affiliate Alphaville, contracted sales for the periods presented:

	As of and for the year ended December 31,
	2014	2013	2012 (3)
Contracted sales	(in millions of reais, unless otherwise stated)
Gafisa	811.0	961.2	1,599.5
Tenda (1)	396.0	490.4	(74.3)
Alphaville (2)	—	1,062.2	1,107.9
Total contracted sales	1,207.0	2,513.8	2,633.1
(-) Discontinued operations	—	(1,062.2)	(1,107.9)
Total contracted sales	1,207.0	1,451.6	1,525.2

(1)	Amount net of sales cancellation.

(2)
This information is presented for comparison purposes and for the years ended December 31, 2013 and 2012 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(3)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

In 2014 we sold 42.2% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$1,207.0 million, a decrease of approximately 16.9% compared to 2013, net of discontinued operations.

In 2013, we sold 60% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$2,513.8 million, a decrease of approximately 5% compared to 2012.

In 2012, we sold 59% of the units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$2,633.1 million, a decrease of approximately 21% compared to 2011. As a result of our corrective measures taken with respect to Tenda and due to a focus on execution and delivery, no projects were launched during 2012. The Tenda brand resumed launches in 2013. In 2013, we sold 44% of units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$490.4 million. In 2014, we sold 29.6% of units launched during that year, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$396.0 million.

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

We provide a limited amount of post-construction client financing, although this financing is not available to Tenda clients. Our default rate was 7.4%, 9.3% and 4.1% as of December 31, 2014, 2013 and 2012, respectively, which represents charge-offs for both these financings and also the remainder of our percentage of completion receivables.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2014	2013	2012 (2)
	(in millions of reais)
Gafisa	16.4	13.3	9.3
Tenda	1.1	2.3	10.5
Alphaville (1)	—	5.9	5.3

(1)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

(2)	Operating information has not been restated to reflect the consolidation method in jointly-controlled investees pursuant to CPCs 19 (R2) (or IFRS 11) and 36 (R3).

The following table sets forth the growth of our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2014	2013	2012
			(4)
	(in millions of reais, unless otherwise stated)
Sales to be recognized	1,064.0	1,863.4	3,815.5
Net sales(1)	1,025.2	1,795.4	3,676.3
Cost of units sold to be recognized(2)	(628.8)	(1,181.3)	(2,226.6)
Expected gross margin—yet to be recognized(3)	396.4	614.3	1,449.7
Expected margin percentage	38.7%	34.2%	39.4%

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

	For the year ended December 31,
	2014	2013	2012
Land	15.1%	14.2%	17.4%
Construction costs	68.6%	70.6%	70.5%
Financial costs	10.0%	8.2%	6.6%
Development costs	6.3%	7.0%	5.5%
Total	100.0%	100.0%	100.0%

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

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 7.0%, 8.1% and 7.1% in 2014, 2013 and 2012, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution on net profits (9%); for a composite statutory tax rate of 34%. We calculate income and social contribution taxes according to the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified amount, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated as 8% of gross revenues and the social contribution basis is calculated as 12% of gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income and social contribution taxes on net profits are calculated at 1.92% monthly on gross revenues (for a total of 4% considering PIS and COFINS taxes on revenues).

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

Results of Operations for the Years Ended December 31, 2014 and 2013

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2014, recognized by the Percentage of Completion (“PoC”) method, was R$2.15 billion, a decrease of 13.3% from R$2.5 billion for the year ended December 31, 2013, as a result of a lower level of launches in Gafisa in the last 2 years. During 2014, the Gafisa and Tenda brands accounted for 73% and 27% of net operating revenue, respectively.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$2.3 billion for the year ended December 31, 2014, a decrease of R$374.1 million or 13.8% compared with the same period in 2013 of R$2.7 billion. The tax deductions from gross revenue reached R$174.7 million in 2014 from R$218.6 million in 2013, representing a decrease of 20.1%, which was mainly impacted by the lower launch volumes in Gafisa and Tenda’s net revenue reduction from the delivery of Tenda legacy projects.

Operating costs

Operating costs in 2014 totaled R$1.6 billion, a decrease of 14% as compared to R$1.9 billion in 2013. Costs related to construction is the main component of operating cost, totaling R$1.2 billion, equivalent to 76.3% of the original total cost base of projects. Operating costs, as a percentage of net operating revenue, decreased from 75.1% in 2013 to 74.8% in 2014, mainly due to better performance on construction projects.

Gross profit

Gross profit in 2014 totaled R$541.7 million, representing a decrease of 12.3%, from R$617.4 million in 2013. The improvement of gross margin resulted from the replacement of Gafisa and Tenda segment legacy projects by projects launched in core markets and under the new Tenda business model, which contain higher margins.

In 2014, the gross margin generated from our activities increased to 25.2% as compared to 24.9% in 2013. This increase was due to the recognition of higher margins from recent projects, which offset the recognition of lower margins in connection with prior year projects.

Selling expenses

Selling expenses in 2014 totaled R$148.0 million, representing a decrease of 31.3% as compared to R$215.6 million in 2013, mainly due to the effectiveness of the sales process through its own Tenda stores, allowing greater control and efficiency in this line, and due to a decrease in marketing expenses and a decrease in sales commissions expenses resulting from the lower volume of sales in 2014 under both Gafisa and Tenda brands. Selling expenses in 2014 represented 6.9% of our net operating revenue compared to 8.7% in 2013.

General and administrative expenses

Administrative expenses were R$211.9 million in 2014, a 9.4% decrease over the R$234.0 million recorded in 2013, reflecting our strategy of realigning costs to our current size and the phase of our business cycle. General expenses decreased to R$13.1 million in 2014 from R$17.3 million in 2013. This decrease is mainly due to a decrease in our payroll liability as a result of the reduction in the total number of employees.

Depreciation and amortization

Depreciation and amortization in 2014 was R$79.3 million, an increase of R$16.3 million when compared to the R$63.0 million recorded in 2013, mainly due to the incorporation of a subsidiary, which generated a goodwill impairment of R$14.5 million.

Financial income and expenses, net

Net financial expenses totaled R$8.9 million in 2014, compared to net financial expenses of R$162.5million in 2013. The difference is mainly due to an increase in financial revenues of 93.4% and to the the reduction of total debt during the period.

Taxes on income

Income, social contribution and deferred taxes for 2014 amounted to R$15.3 million, compared to R$2.8 million in 2013.

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

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased from a gain of R$235 thousand in 2013 to a loss of R$1.2 million in 2014, due to the overall negative financial results of our subsidiaries for the year ended December 31, 2014.

Net income attributable to owners of Gafisa

Net income attributable to owners of Gafisa decreased to a net loss of R$42.5 million in 2014, compared to a net income of R$867.4 million in 2013. This decrease is due to the decrease in income resulting from the discontinuation of our operations in Alphaville following the sale of our 70% interest in Alphaville in December 2013.

Results of Operations for the Years Ended December 31, 2013 and 2012

Net operating revenue

On a consolidated basis, net operating revenue for the full year 2013, recognized by the Percentage of Completion (“PoC”) method, was R$2.5 billion, a 11.5% decline from R$2.8 billion for the year ended December 31, 2012. During 2013, the Gafisa brand accounted for 67.1% of net operating revenue and Tenda the remaining 32.9%.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$2.7 billion for the year ended December 31, 2013, a decrease of R$340 million or 11.2% compared with the same period in 2012 of R$3.0 billion. The tax deductions from gross revenue reached R$218.6 million in 2013, representing a decrease  of 7.1% of R$235.4 million, for the year ended December 31, 2012.

Operating costs

Operating costs in 2013 totaled R$1.9 billion, a decrease of 18.1% as compared to R$2.3 billion in 2012. Cost related to construction is the main component of operating cost (R$1.4 billion, equivalent to 74.6% of the original total cost base of projects). Operating costs, as a percentage of net operating revenue, decreased from 81.2% in 2012 to 75.1% in 2013, mainly due to better performance on construction projects.

Gross profit

Gross profit in 2013 totaled R$617.4 million, representing an increase of 16.9% as compared to R$528.3 million in 2012, as a result  from the replacement of Gafisa and Tenda segment legacy projects by projects launched in core markets and under the new Tenda business model, wich contain higher margins.

In 2013, the gross margin generated from our activities increased to 24.9% as compared to 18.8% in 2012. This increase was due to the recognition of higher margins from recent projects, wich offset the recognition of lower margins in connection with prior year projects.

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

Net loss for the year attributable to owners of Gafisa

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

	For Year Ended December 31, 2014
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,580.9	570.1	2,150.8
Operating costs	(1,165.0)	(444.2)	(1,609.2)
Gross profit	415.9	125.9	541.6)
Gross margin	26.3%	22.1%	25.2%
Net income (loss) from continuing operations	66.9	(109.4)	(42.5)

	For Year Ended December 31, 2013
	Gafisa (1)	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,663.7	817.5	2,481.2
Operating costs	(1,111.6)	(752.2)	(1,863.8)
Gross profit	552.2	65.2	617.4
Gross margin	33.2%	8.0%	24.9%
Net income (loss) from continuing operations	363.7	(127.1)	236.6
Net income from discontinued operations	588.6	42.5	631.1

(1)	Includes all subsidiaries exceptTenda.

		For Year Ended December 31, 2012 (2)
	Gafisa (1)	Tenda	Alphaville (3)	(-) Discontinued operation (3)	Total
		(millions of reais except for percentages)
Net operating revenue	1,735.9	1,069.1	785.2	(785.2)	2,805.0
Operating costs	(1,338.1)	(938.7)	(377.1)	377.1	(2,276.8)
Gross profit (loss)	397.8	130.4	408.1	(408.1)	528.2
Gross margin	22.9%	12.2%	52.0%	—	18.8%
Net loss from continuing operations	(158.2)	(123.6)	—	—	(281.8)
Net income from discontinued operations	—	—	204.1	—	204.1

(1)	Includes all subsidiaries, except Alphaville and Tenda.

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

Gafisa Segment

Years Ended December 31, 2014 and 2013

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,580.9 million in 2014 compared to the net operating revenue of R$1,663.7 million in 2013, which represents a decrease of 5.0%. This decrease was primarily due to the lower volume of launches during 2014 (a decrease of 6% compared to 2013).

Operating costs

The costs of the sale and barter transactions in 2014 totaled R$1.2 billion, an increase of 4.8% compared with the R$1.1 billion reported in 2013. This increase was mainly due to the increase in construction costs in 2014.

Gross profit

The gross profit in 2014 was R$415.9 million, representing an decrease of 24.7% compared with the R$552.2 million reported in 2013. The gross margin in 2014 generated by our projects sales decreased to 26.3% compared to 33.2% in the same period of 2013. This decrease was primarily due to the lower volume of launches during 2014 and certain non-recurring events such as (i) the recording of a provision for impairment on landbank and properties for sale and (ii) adjustments in the five-year limited warranties we provide to cover structural defects.

Net income (loss) from continuing operations

Net income for the Gafisa segment was R$66.9 million in 2014, compared to a net income of R$369.8 million in 2013. The decrease in net income is primarily a result of the sale of the 70% interest in Alphaville in the amount of R$375.8 million in December 2013. Net income (loss) from continuing operations as a percentage of net operating revenues was positive 4.2% in 2014 as compared to positive 21.8% in 2013.

Tenda Segment

Years Ended December 31, 2014 and 2013

Net operating revenue

Net operating revenue of sales and/or services during 2014 totaled R$570.1 million, compared to R$817.5 million in 2013, a decrease of 30.3%, when compared to the previous year. In 2014, Construtora Tenda S.A accounted for 26.5% of the consolidated net operating revenue. This decrease was mainly due to the decrease in the delivery of legacy projects in 2014, which was higher in 2013.

Operating costs

The costs of development and sale of property and barter transactions in 2014 totaled R$444.2 million, compared to R$752.2 million in 2013. This decrease was mainly due to Tenda’s efficient control over the construction process and focus on the completion and the run-off of legacy projects. The final phase of Tenda legacy projects ended in 2014 with around 2,593 units to be delivered. In addition, Tenda recorded a reversal of the cancellation provision in the amount of R$68.0 million.

Gross profit

Gross profit in 2014 was R$125.9 million, compared to gross profit in 2013 of R$65.2 million. In 2014, gross margins increased from 8.0% in 2013 to 22.1% in 2014.

Net income (loss) from continuing operations

Net loss for Tenda segment was R$109.4 million in 2014, compared to a net loss of R$127.1 million in 2013. This decrease of net loss in 2014 when compared to 2013 is a result of Tenda’s better performance reflecting its new strategy of Tenda launches under a new business model, based on three basic pillars: operating efficiency, risk management and capital discipline. Currently, the Company operates in 5 macro regions: São Paulo, Rio de Janeiro, Minas Gerais, Northeast (Bahia and Pernambuco) and South (Rio Grande do Sul).

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

Net (loss) from continuing operations

Net income for the Gafisa segment was R$363.7 million in 2013, compared to a net loss of R$158.2 million in 2012. The increase in net income is a result of conclusion of legacy projects, concentration in São Paulo and Rio de Janeiro and the recognition of the addition related to the revaluation of the portion of the remaining investment of 30% with the sale of and cease of control over Alphaville in the amount of R$375.8 million. Net income (loss) from continuing operations as a percentage of net operating revenues was positive 21.8% in 2013 as compared to negative 9.1% in 2012.

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

Gross profit (loss)

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

In 2014, we carried out the following receivables sales:

On November 25, 2014, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$15.2 million in exchange for cash at the transfer date, discounted to present value, for R$12.4 million.

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

On November 24, 2012, Alphaville entered into a CCI transaction related to a portfolio comprising selected select residential real estate receivables from Alphaville and its subsidiaries. The assigned gross portfolio of receivables amounts to R$134.6 million in cash exchange as of the date of transfer, discounted to its present value for R$110.7 million.

On December 27, 2012, Gafisa and its subsidiaries enter into a CCI transaction relating to a portfolio comprising select residential real estate receivable from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72.0 million in exchange for cash at the transfer date, discounted to present value, by R$61.6 million.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2014 and 2013 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2014, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 10%+TR, depending on family income and credit score. Delinquency rates among our customers did not have significant changes from 2013 to 2014.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2014	2013	2012 (1)
	(in millions of reais)
Real estate development receivables:
Current	1,440.5	1,909.9	2,493.2
Long-term	384.8	313.8	820.8
Total	1,825.3	2,223.7	3,314.0
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	1,064.0	1,863.4	3,815.6
Total	1,064.0	1,863.4	3,815.6
Total receivables from clients	2,889.3	4,087.1	7,130.0

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

The total balance of receivables to be recognized on the balance sheet has the following maturity profile:

As of December 31, 2014
Maturity	(in millions reais)
2015	1,440.5
2016	706.8
2017	422.4
2018	71.4
2019 onwards	248.2
Total	2,889.30

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of February 28, 2015, our clients’ default level was 6.19% of our accounts receivable for Gafisa and 7.43% for Tenda. We review annually our assumptions to set up an allowance for doubtful accounts and cancelled contracts, in view of the review of the histories of our current operations and improvement of estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customer whose installments are over 90 past due. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$57.6 million as of December 31, 2014 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable.

Cash Flows

Operating activities

Net cash generated from operating activities totaled R$41.9 million in 2014 compared to R$297.6 million in 2013. The R$41.9 million was primarily composed of: (1) a decrease in expenses (income) not affecting working capital, totaling R$305.0 million in 2014; (2) an increase in properties for sale of R$462.4 million attributable to landbank and construction; (3) a decrease in trade accounts receivable of R$391.6 million; and (4) other less significant increases and decreases in other operating categories.

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

Investing activities

Net cash generated in investing activities, including the acquisition of property, equipment and new investments, was R$752.0  million in 2014 compared to a net cash used in investing activities of R$53.5 million in 2013. Our cash used in 2014 was mainly related to investments in property and equipment in the amount of R$88.5 million, and investments in marketable securities, restricted securities and loans in the amount of R$761.6 million.

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

Financing activities

Net cash used from financing activities in 2014 totaled R$899.1 million, compared to the net cash generated from financing activities in 2013 of R$568.1 million. The cash used in 2014 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$541.7 million, payment of dividends and interest on equity in the amount of R$150.0 million and the purchase of treasury shares totaling R$115.3 million.

Net cash used from financing activities in 2013 totaled R$568.1 million, an increase of 351%, compared to the net cash generated from financing activities in 2012 of R$162.0 million. The cash used in 2013 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$351.4 million, and the purchase of treasury shares totaling R$71.3 million. The cash generated in 2012 was mainly attributable to: (1) increase of loans and financing other debt totaling R$ 1,110.8 million, which was partially offset by amortizations of loans and interests in the amount of R$1,016.8 million, (2) capital increase in the amount R$1.6 million, and (3) cash inflow due to the CCI transaction in the amount of R$229.1 million.

Pledged mortgage receivables and short-term investments

As of December 31, 2014, substantially all of our mortgage receivables totaling R$2,564.6 million are pledged. In addition, R$248.3 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2014, we invested R$88.5 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$19.3 million, investments in information technology equipment and software, which totaled R$17.6 million, in third party leasehold improvements and facilities, which totaled R$6.7 million.

In 2013, we invested R$81.0 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$9.9 million, investments in information technology equipment and software, which totaled R$43.9 million, and third party leasehold improvements and facilities, which totaled R$12.2 million.

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

As of December 31, 2014, we had outstanding debt in the total amount of R$2,598 million, a decrease of 15.5% as compared to December 31, 2013. Our indebtedness principally consists of: (1) debentures totaling R$1,189 million, (2) working capital loans in the total amount of R$269 million and (3) other loans (mainly SFH) in the total amount of R$1,129 million. In addition, we had outstanding payables to venture partners in the amount of R$11 million.

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

	Maturity
	Total	2015	2016	2017	2018 and thereafter
	(in millions of reais)
Debentures (Project Finance)	892	343	350	199	0
Debentures (Working Capital)	297	162	26	45	64
Other Working Capital	269	151	97	20	0
Housing Finance System (SFH)	1,129	399	409	232	88
Payables to venture partners	11	0.2	6	4	1
Total	2,598	1,055	887	501	154

Payables to venture partners refer to contributions received from venture partners of R$45.0 million in 2011, which will be fully redeemed by us until 2017.

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

On May 9, 2013, we issued a Certificate of Bank Credit (CCB) in a total amount of R$217 million due in 2017. The CCB is guaranteed by pledge of to be performed units of selected ventures and real estate receivables. This issuance was fully redeemed by October 7, 2013.

On October 7, 2013, the Company entered into a loan agreement in a total amount of R$300 million due in July 2017. This agreement was guaranteed by a pledge of to be performed units of selected ventures and real estate receivables.

On September 29, 2014 the Company entered into a loan agreement of R$194 million due in October 2018. This agreement was guaranteed by a pledge of to be performed units of selected ventures and real estate receivables.

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

In August 2009, the CVM approved our sixth issuance, which consisted of non-convertible simple debentures in two series, secured by a general guarantee, maturing in four years and unit face value at the issuance date of R$10,000, totaling R$250 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 2.00 to 3.25% per annum, calculated from the subscription date. Under the sixth issuance, we are obligated to acquire all outstanding debentures upon the request of debenture holders whenever we raise money through the issuance of non-debt securities in excess of R$500.0 million. We also have the right to repurchase the debentures in the occurrence of a liquidity event. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150.0 million. On June 2, 2014, the Company redeemed all outstanding debentures under the sixth issuance in the amount of R$100.0 million.

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

In July 2014, the CVM approved the private placement of our ninth issuance wich consisted of non-convertible debentures in a single series maturing in July 2018. The debentures provide for the payment of semi annual interest corresponding to the CDI rate plus 1.90%. The issuance is guaranteed by real estate receivables and a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures. The debentures holders assigned their fiduciary rights in the real estate receivables in favor of a real estate securitization SPE, which issued CRIs backed by such real estate receivables.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2014 are as follows:

At December 31, 2014
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	(19.3)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.10 times

Eighth placement — first and second series, second issuance of Promissory Notes, first and second series
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	(5.32) times
Total debt less venture debt, less cash and cash equivalents and short—term investments (1), cannot exceed 75% of equity plus non-controlling interests	(19.3)%
Ninth placement
Total accounts receivable plus total inventory required to be below zero or greater than 2.0 times over net debt	3.86 times
Net debt cannot exceed 100% of equity plus non-controlling interests	46.7%
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(2) plus TE(4) is always above zero	(2.75) times
Net debt less debt with secured guarantee (3) shall not be in excess of 50% of equity	(46.7)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	2.89 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet

(3)
Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total inventory.

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

On December 31, 2014, the Company was in compliance with all of its covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31,  2014, the interest rates on these loans generally varied between 8.3% and 11.0% per annum, plus TR, and the loans generally mature through January  2015 and December 2018. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2014, we had  62 loan agreements in effect, with a balance of R$1,129 million. At the same date we also had R$665 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

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

On November 29, 2013, a selected portfolio of sales receivables from Gafisa and its subsidiary was transferred to investors. The assigned portfolio amounts to R$23.8 million in exchange of cash at the transfer date, discounted to present value, by R$18.9 million.

On November 25, 2014, a selected portfolio of sales receivables from Gafisa and its subsidiary was transferred to investors. The assigned portfolio amounts to R$15.2 million in exchange of cash at the transfer date, discounted to present value, by R$12.4 million.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$42.5 million, a net income of R$867.4 million and a net loss of R$127.0 million in 2014, 2013 and 2012, respectively. Under U.S. GAAP, our net income was R$42.3 million, our net income was R$1,322.5 million and our net loss was R$121.2 million in 2014, 2013 and 2012, respectively.

Our equity, in accordance with Brazilian GAAP, was R$3,058.4 million, R$3,214.5 million and R$2,685.2 million, as of December 31, 2014, 2013 and 2012, respectively. Under U.S. GAAP, we recorded total equity of R$2,750.9 million, R$2,822.2 million and R$1,672.5 million as of December 31, 2014, 2013 and 2012, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	business combinations;

•	temporary equity;

•	effects of deferred taxes on the differences above; and

•	non-controlling interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 33 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2014

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2014 or later. They are the following:

•
OCPC 07 – Providing Evidence in the Disclosure of General Purpose Financial and Accounting Reports – CVM Resolution 727 of November 11, 2014. This standard aims at addressing the basic requirements for preparing and providing evidence to be observed when disclosing general purpose financial and accounting reports. It specifically addresses the provision of evidence about information of annual and interim financial and accounting statements, particularly those contained in the accompanying notes. The standard establishes that the evidenced information shall be information relevant to external users and comprised of information that could influence investors’ and creditors’ decisionmaking process. Consequently, the non-relevant ones shall not be disclosed.

•
ICPC 09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting – CVM Resolution 729 of November 27, 2014. The objective of the ICPC 09 revision is substantially derived from the issue of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in view of the changes made by the IASB in international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also revised and aimed at adjusting the text to current needs and converging them to international standards.

•
ICPC 19 – Levies – CVM Resolution 730 of November 27, 2014. This interpretation is correlated with the IFRIC Interpretation 21 – Levies, issued by the IASB. The interpretation provides for the accounting for a liability for a levy, if the liability is in the scope of the Technical Pronouncement CPC 25, and also deals with the accounting for the liability for levy which timing and amount are not certain.

•
The amendment to CPC 01/IAS 36 – Impairment of Assets addresses the disclosure of the recoverable amount of non-financial assets. This amendment eliminates certain disclosures of the recoverable amount of cash generating units that had been included in the IAS 36 with the issue of the IFRS 13.

•
The amendment to CPC 39/IAS 32 – Financial Instruments: Presentation, addresses the offsetting of financial assets and liabilities. This amendment clarifies that the right to offset shall not be contingent on a future event. It also shall be legally applicable to all counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. The amendment also considers liquidation mechanisms.

•
The revision of Technical Pronouncement 7 – Equity Method in Separate Financial Statements, amends the wording of the CPC 35 – Separate Financial Statements to incorporate the modifications made by the IASB to IAS 27 - Separate Financial Statements, which now permits the adoption of the equity method for subsidiaries in the separate financial statements, thus aligning the accounting practices adopted in Brazil with the international accounting standards. Especially for the IFRS purposes, the modifications to IAS 27 were early adopted.

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2014.

There are no other standards or interpretations that were issued and not yet adopted that could, in the opinion of our management, have a significant impact on the profit, loss or equity disclosed by the Company.

In order to be comparable, the corresponding balances as of December 31, 2012, the opening balance as of January 1, 2012, the opening equity as of January 1, 2011 and statement of operations as of December 31, 2012 and 2011 were adjusted considering the changes introduced by CPC 23 – Accounting Practices, Changes in Accounting Estimates and Errors (“CPC 23”). As required by CPC 23, the retrospective effects of the adoption of CPCs 18(R2), 19 (R2) and 36 (R3) are as follows:

	Balances reported in year ended December 31, 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
	(in thousands of reais)
Balance sheet
Current assets	7,218,690	(812,650)	6,406,040
Non-current assets	1,575,371	(191,886)	1,383,485
Investments	-	646,812	646,812
Property and equipment and intangible assets	276,933	(701)	276,232
Total assets	9,070,994	(358,425)	8,712,569

Current liabilities	2,879,590	(238,306)	2,641,284
Non-current liabilities	3,499,037	(113,581)	3,385,456
Total liabilities	6,378,627	(351,887)	6,026,740
Equity	2,692,367	(6,538)	2,685,829
Total liabilities and equity	9,070,994	(358,425)	8,712,569

	Balances reported in year ended December 31, 2012	Impact of the adoption of CPC 19 (R2) and CPC 36 (R3)	Impact of the adoption of CPC 31	2012 balances, after the adoption of CPC 19 (R2) and CPC 36 (R3)
	(in thousands of reais)
Statement of operations
Net operating revenue	3,953,282	(363,014)	(785,182)	2,805,086
Operating costs	(2,941,025)	287,150	377,071	(2,276,804)
Operating (expenses) / income	(840,452)	13,535	161,710	(665,207)
Equity pick-up	—	63,335	(7,732)	55,603
Financial income	(206,940)	(8,911)	35,588	(180,263)
Income and social contribution taxes	(41,228)	6,589	14,417	(20,222)
Non-controlling interests	(48,141)	(1,223)	—	(49,364)
Income from discontinued operation.	—	—	204,128	204,128
Net loss for the year	(124,504)	(2,539)	—	(127,043)

Cash flow
Operating activities	650,945	(6,627)	—	644,288
Financing activities	161,488	592	—	162,080
Investing activities	(322,894)	34,934	—	(287,960)

Summary statement of value added information
Net value added produced by the Company	1,020,761	(227,655)	—	793,106
Value added received on transfer	80,629	30,793	—	111,422
Value added to be distributed	1,101,390	(196,862)	—	904,528

	Balances originally reported in year ended December 31, 2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2012
Summary balance sheet information	(in thousands of reais)
Current assets	7,314,358	(790,798)	6,523,560
Non-current assets	1,909,989	(177,932)	1,732,057
Investments	—	629,323	629,323
Property and equipment and intangible assets	282,277	(2,434)	279,843
Total assets	9,506,624	(341,841)	9,164,783

Current liabilities	4,815,939	(140,690)	4,675,249
Non-current liabilities	1,943,591	(197,633)	1,745,958
Total liabilities	6,759,530	(338,323)	6,421,207
Equity	2,747,094	(3,518)	2,743,576
Total liabilities and equity	9,506,624	(341,841)	9,164,783

	Balances originally reported in year ended December 31, 2011	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Impact of the adoption of CPC 31	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3)
Summary income statement information		(in thousands of reais)
Net operating revenue	2,940,506	(487,893)	(605,711)	1,846,902
Operating costs	(2,678,338)	426,430	324,034	(1,927,874)
Operating (expenses) / income	(865,092)	16,438	110,289	(738,365)
Income from equity method investments	—	53,102	(33,969)	19,133
Financial income (expenses)	(159,903)	(24,195)	17,370	(166,728)
Income tax and social contribution	(142,362)	16,284	20,228	(105,850)
Non-controlling interests	39,679	166	—	39,845
Net income from discontinued operation	—	—	167,759	167,759
Net loss for the year	(944,868)	—	—	(944,868)

Summary statement of cash flow information
Operating activities	(808,711)	18,566	—	(790,145)
Financing activities	696,848	(61,896)	—	634,952
Investing activities	(6,921)	(24,720)	—	(31,641)

Summary statement of value added information
Net value added produced by the Company	175,261	(215,469)	—	(40,208)
Value added received on transfer	92,973	(4,282)	—	88,691
Value added to be distributed	268,234	(219,751)	—	48,483

	Balances originally reported in year ended December 31, 2010	Impact of the adoption of CPC 18(R2), 19(R2) and 36(R3)	Restated balances, after the adoption of CPC 18(R2), 19(R2) and 36(R3) as of 01/01/2011
Summary equity information	(in thousands of reais)
Equity	3,570,750	(6,520)	3,564,230
Non-controlling interests	61,422	7,574	68,996
Total equity	3,632,172	1,054	3,633,226

On May 28, 2014, the IASB published IFRS 15, which establishes principles that will apply to the recognition of revenue under IFRS and U.S. GAAP. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS and U.S. GAAP. IFRS 15 will be effective for annual periods beginning on or after January 1, 2017, and earlier application of IFRS 15 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 15 will be subject to the implementation of IFRS 15 in Brazil and the prior approval of the CPC and the CVM.

In July 2014, the IASB published IFRS 9, which establishes, among other principles, principles that will apply to the classification, measurement and recognition of financial assets and liabilities. IFRS 9 will replace (i) earlier versions of IFRS 9 and (ii) IAS 39. IFRS 9 is comprised of three phases:

Phase 1 - Classification and measurement of financial assets and liabilities: Phase 1 introduces an approach for the classification of financial assets driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach will replace existing rule-based requirements. The new model will also result in a single impairment model being applied to all financial instruments.

Phase 2 - Impairment: Phase 2 introduces a new, expected loss impairment model that will require more timely recognition of expected credit losses. It will require entities to account for expected credit losses (as opposed to incurred credit losses) from when financial instruments are first recognized. It will also lower the threshold for recognition of full lifetime expected losses.

Phase 3 - Hedge Accounting: Phase 3 replaces the rule-based hedge accounting requirements in IAS 39. It will introduce a reformed model for hedge accounting with enhanced disclosures about risk management activity. The new model will align the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 9 will be subject to the implementation of IFRS 9 in Brazil and the prior approval of the CPC and the CVM.

We are in the process of evaluating the impact of IFRS 15 and IFRS 9 on our financial statements. As of the date of this annual report, we have not completed our analysis of IFRS 15 and IFRS 9 and we have not determined the extent to which IFRS 15 and IFRS 9 will impact our financial statements once they are adopted.

Recently Issued U.S. GAAP Accounting Standards

In July 2012, the FASB issued ASU 2012-02, “Intangible – Goodwill and Other” – Topic 350, which provides the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not an indefinite-lived intangible asset is impaired. If the asset is considered impaired, an entity is required to perform the quantitative assessment under the existing guidance. The guidance is effective for our fiscal year beginning on January 1, 2013. The adoption of ASU 2012-02, which is intended to simplify the impairment testing, did not have a material impact on our consolidated financial statements.

In January 2013, the FASB issued ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. The amendments in ASU 2013-01 to Topic 210, Balance Sheet, clarify that the scope of Update 2011-11, Disclosures about Offsetting Assets and Liabilities, applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. The amendments were effective for the Company on January 01, 2013 and the disclosures are required to be retrospectively applied for all comparative periods presented. The effective date is the same as the effective date of Update 2011-11. The adoption of ASU 2013-01, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in ASU 2013-02 to Topic 220, Other Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. ASU 2013-02 requires either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new guidance was effective prospectively for the Company on January 01, 2013. The adoption of ASU 2013-02 did not have a material impact on our consolidated financial statements.

In February 2013, the FASB issued ASU 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in ASU 2013-04 to Topic 405, Liabilities, provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the update is fixed at the reporting date, except for obligations addressed with existing U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations. The amendment is effective retrospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of ASU 2013-04 did not have a material impact on our consolidated financial statements.

In April 2013, the FASB issued ASU 2013-07, Liquidation Basis of Accounting. The amendments in ASU 2013-07 to Topic 205, Presentation of Financial Statements, clarify when an entity should apply the liquidation basis of accounting and provide principles for the recognition and measurement of associated assets and liabilities. In accordance with the amendments, an entity is required to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. Liquidation is considered imminent when the likelihood is remote that the organization will return from liquidation and either: (a) a plan for liquidation is approved by the person or persons with the authority to make such a plan effective and the likelihood is remote that the execution of the plan will be blocked by other parties; or (b) a plan for liquidation is being imposed by other forces. The amendments in ASU 2013-07 are effective prospectively for entities that determine liquidation is imminent for reporting periods beginning after December 15, 2013, with early adoption permitted. The adoption of ASU 2013-07 did not have a material impact on our consolidated financial statements.

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

The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. We are currently evaluating the impacts of the adoption of ASU 2013-11 on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01 - Investments - Equity Method and Joint Ventures (Topic 323). The amendments in ASU 2014-01 provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The amendments in ASU 2014-01 should be applied retrospectively to all periods presented and are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of ASU 2014-01 is not expected to have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08 - Presentation of financial statements (topic 205) and property, plant, and equipment (Topic 360). The amendments in ASU 2014-08 change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when some criteria occurs. Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in ASU 2014-08 require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position. The amendments in ASU 2014-08 require additional disclosures about discontinued operations. The amendments in ASU 2014-08 are effective to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of ASU 2014-08, which is related to disclosure only, is not expected to have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 - Revenue from contracts with customers (Topic 606). The amendments in ASU 2014-09 create revenue from contracts with customers (Topic 606), and supersede the revenue recognition requirements in revenue recognition (topic 605), including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in revenue recognition—construction-type and production-type contracts (subtopic 605-35), and create new subtopic 340-40, other assets and deferred costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impacts of the adoption of ASU 2014-09 on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12 - Compensation—stock compensation (Topic 718). Some share-based payment awards that require a specific performance target to be achieved before the employee can benefit from the award, also require an employee to render service until the performance target is achieved. In some cases, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be entitled to benefit from the award regardless of whether the employee is rendering service on the date the performance target is achieved. Some entities account for those performance targets as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value. Others treat them as nonvesting conditions that affect the grant-date fair value of the award. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-12 on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16 - Derivatives and hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. Certain classes of shares include features that entitle the holders to preferences and rights (such as conversion rights, redemption rights, voting powers, and liquidation and dividend payment preferences) over the other shareholders. Shares that include embedded derivative features are referred to as hybrid financial instruments, which must be separated from the host contract and accounted for as a derivative if certain criteria are met under Subtopic 815-10. One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are “clearly and closely related” to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. Additionally, there is diversity in practice with respect to the consideration of redemption features in relation to other features when determining whether the nature of a host contract is more akin to debt or to equity. The amendments apply to all reporting entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.  The amendments in ASU 2014-16 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-16 on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of ASU 2014-17 is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in ASU 2014-17 are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of ASU 2014-17 is not expected to have a material impact on our consolidated financial statements.

In December 2014, the FASB issued ASU 2014-18 Business combinations (Topic 805) - Accounting for Identifiable Intangible Assets in a Business Combination. The objective of ASU 2014-18 is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations. The decision to adopt the accounting alternative in ASU 2014-18 must be made upon the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015, and the effective date of adoption depends on the timing of that first in-scope transaction. Early application is permitted for any interim and annual financial statements that have not yet been made available for issuance. The adoption of ASU 2014-18 is not expected to have a material impact on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income statement - Extraordinary and unusual items (Subtopic 225-20). The objective of ASU 2015-01 is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively and also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of ASU 2015-01 is not expected to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis.  ASU 2015-02 affects the following areas: (i) Limited partnerships and similar legal entities, (ii) Evaluating fees paid to a decision maker or a service provider as a variable interest, (iii) The effect of fee arrangements on the primary beneficiary determination, (iv) The effect of related parties on the primary beneficiary determination and (v) Certain investment funds. The amendments in ASU 2015-02 affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Overall, the amendments in ASU 2015-02 are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in ASU 2015-02 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 – Interest - Imputation of Interest (Subtopic 835-30). To simplify the presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by ASU 2015-03. For public business entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of ASU 2015-03 is permitted for financial statements that have not been previously issued. The adoption of ASU 2015-03 is not expected to have a material impact on our consolidated financial statements.

C.    Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2014, 2013 and 2012, we had 10, 10 and 7 employees engaged in research and development activities, respectively. Our research and development expenditures in 2014, 2013 and 2012 were immaterial.

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2012, 2013 and 2014, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

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

On February 2, 2014, Gafisa’s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies. Our management initiated the studies in the first quarter of 2014. The main objectives of the proposed spin-off are to:

•	enable shareholders to allocate resources between Gafisa and Tenda in line with their interests and investment strategies;

•	enable Gafisa and Tenda to respond faster to the opportunities in their target markets;

•	establish sustainable capital structures for each of Gafisa and Tenda, based on each company’s risk profile and strategic priorities;

•	give greater visibility to the market on the individual performance of each of Gafisa and Tenda, enabling better assessment of intrinsic value; and

•
increase the ability of Gafisa and Tenda to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with the specific results of each business.

As part of the studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. In parallel, we continue to assess separation alternatives for the Gafisa and Tenda business units.

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

F.     Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2014. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	1,397.5	550.1	758.8	88.6	—
Debentures	1,189.1	504.4	620.5	64.2	—
Interest (1)	503.0	263.0	255.0	33.0	—
Real estate development obligations (2)	1,639.2	1,247.1	391.9	0.2	—
Obligations for land purchase	570.5	469.3	101.2	—	—
Payables to venture partners (3)	11.0	6.0	5.0	—	—
Credit assignments	56.1	24.1	23.8	8.2	—
Obligations from operating leases	80.6	13.6	29.5	37.5	—
Acquisition of investments	2.4	2.4	—	—	—
Other accounts payable	186.0	155.5	30.5	—	—
Total	5,635.4	3,235.5	2,216.2	231.7	—

(1)
Estimated interest payments are determined using the interest rate as of December 31, 2014. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)
Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2014, the amount of “real estate development obligations” related to units launched but not sold was R$880.0 million.

(3)	Payables to venture partners accrue a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of Alphaville not held by the Company. While the valuation of the capital stock had been agreed by both parties, the number of shares that should be issued by the Company to settle this transaction was being decided in arbitration proceedings initiated by the noncontrolling holders of Alphaville, which was concluded in July 2013. Therefore, there was an embedded derivative component to the Investment Agreement, relating to the Company’s obligation to purchase the Alphaville shares held by the non-controlling interest. As the fair value of this embedded derivative for all reporting periods had no significant value, since the settlement of the derivative would be based on the fair value of Alphaville’s capital stock, no derivative asset or liability had been recorded. The settlement that was to be made in cash or shares represented an amount of R$359.0 million as of December 31, 2012. In case of issuance of 70,251,551 common shares of Gafisa to the other shareholders of Alphaville, these shareholders of Alphaville would receive 13.96% of Gafisa’s total capital stock and would become relevant shareholders of Gafisa.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$103.0 million and R$66.8 million in current and non-current liabilities, respectively, as of December 31, 2014.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra	68	Chairman	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Guilherme Affonso Ferreira(2)(3)	64	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Maurício Marcellini Pereira(2)(3)	41	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Cláudio José Carvalho de Andrade(2)(3)	43	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
José Écio Pereira da Costa Junior(2)(3)	63	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Rodolpho Amboss(2)(3)	51	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016
Francisco Vidal Luna (2)(3)	68	Director	April 25, 2014	Annual Shareholders’ General Meeting in 2016

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

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

Cláudio José Carvalho de Andrade. Mr. Andrade is currently a member of our board of directors, has been a member of the board of directors of Telefônica Data Holding, a telecommunication company and is currently an alternate member of the fiscal councils of Banco Panamericano S.A., a financial institution, Banco Sofisa S.A., a financial institution, and Copel – Companhia Paranaense de Energia, an energy development company. He is also a partner in various real estate management companies. He holds a degree in Business Administration from EAESP Getulio Vargas Foundation University.

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors. He has also been a member of the board of directors of BRMALLS S.A., a shopping mall management company, Princecampos Participações S.A., a public transportation company and also a member of the audit committees of Votorantim Cimentos S.A., Votorantim Metais S.A and Fibria S.A. He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda. and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

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

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Sandro Rogério da Silva Gamba	39	Chief Executive Officer	May 05, 2014	May 04, 2017
Andre Bergstein	44	Chief Financial Officer and Investor Relations Officer	May 05, 2014	May 04, 2017
Luiz Carlos Siciliano	50	Operational Executive Officer	May 05, 2014	May 04, 2017
Octavio Marques Flores	40	Operational Executive Officer	May 05, 2014	May 04, 2017
Katia Varalla Levy	41	Operational Executive Officer	May 05, 2014	May 04, 2017

The business address of each of our executive officers is Av. Nações Unidas No. 8,501, 19th floor , 05425-070 – São Paulo, SP – Brazil.

The following is a summary of the business experience and principal outside business interests of the current members of our board of executive officers.

Sandro Rogério da Silva Gamba. Mr. Gamba is currently our chief executive officer and his current term commenced in May 2014, with a term of office through May 4, 2017. With over 15 years at Gafisa, having worked as head of business development for Gafisa and Tenda in the São Paulo region, he has significant institutional knowledge and oversaw the growth of our business in São Paulo, our largest region. Previously, he served us in a number of senior roles in the São Paulo region, including head of business development for Gafisa and director and manager of land prospecting. Mr. Gamba holds a degree in civil engineering from Mackenzie University, advanced degrees in engineering and real estate management from the University of São Paulo and Fundação Armando Alvares Penteado, and an executive master’s in business administration from IBMEC.

Andre Bergstein. Mr. Bergstein is currently our chief financial officer and investor relations officer, and his current term commenced in May 2014, with a term of office through May 4, 2017. He is also a member of the board of directors of Alphaville Urbanismo S.A. In the past five years he has also occupied the following positions: (i) Real Estate Executive of Plural Capital Gestora de Recursos Ltda., an asset management company; (ii) CFO of Brazilian Securities Cia de Securitização S.A., a securitization of financial credits company; (iii) CFO and Investor Relations Officer of Brazilian Finance & Real Estate S.A., holding company of Brazilian Securities Cia de Securitização S.A.

Luiz Carlos Siciliano. Mr. Siciliano is currently one of our operational executive officers, responsible internally for business development in the state of Rio de Janeiro, and his current term commenced in May 2014, with a term of office through May 04, 2017. Mr. Siciliano brings considerable sales and marketing managerial expertise to his newly expanded role from both his tenure at Gafisa as well as from his prior professional experience. He has worked for us since 2005 and, previously, he was director of sales and marketing and head of the supply chain, IT, legal department and shared services center. Prior to joining us, Mr. Siciliano worked at AmBev from 1992 to 2004 in positions of increasing responsibility, and he holds a master’s degree in business administration degrees from IBMEC and Pontifícia Universidade Católica (PUC) in Rio de Janeiro.

Octavio Marques Flores. Mr. Flores is currently one of our operational executive officers, responsible internally for several development and construction departments. Mr. Flores joined us in 2007 and in the last five years he served as prospection manager, business owner and business officer.

Katia Varalla Levy. Mrs. Levy is currently one of our operational executive officers, responsible internally for responsible internally for several development and construction departments. Mrs. Levy joined us in 1992 as intern, and in the last five years she served as product developtment manager and product development officer.

Our Relationship with our Executive Officers and Directors

As of December 31, 2014, our board of officers in the aggregate held 0.2% of our share capital and our board of directors in the aggregate held a 0.4% direct or indirect interest in our share capital. As of December 31, 2014, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2014, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

B.           Compensation

For each of 2014, 2013 and 2012

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2014, 2013 and 2012, the aggregate compensation we paid to the members of the board of directors was R$1.7 million, R$1.9 million and R$2.2 million, respectively, considering Gafisa and Tenda for the year ended December 31, 2014 and Gafisa, Tenda and Alphaville for the years ended December 31, 2013 and 2012.

For each of 2014, 2013 and 2012, the aggregate compensation we paid to the members of the fiscal council was R$189 thousand, R$55.3 thousand and R$249.9 thousand, respectively, considering Gafisa and Tenda for the year ended December 31, 2014 and Gafisa, Tenda and Alphaville for the years ended December 31, 2013 and 2012.

For each of 2014, 2013 and 2012, the aggregate compensation we paid to the executive officers was R$16.8 million (net of bonuses for Gafisa executive officers), R$49.6 million and R$37.5 million, respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa and Tenda for the year ended December 31, 2014 and Gafisa, Tenda and Alphaville for the years ended December 31, 2013 and 2012.

Approximately 70% of the total compensation paid to Gafisa officers and 42% of the total compensation paid to Tenda officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2014, 2013 and 2012, R$3.4 million, R$4.7 million and R$18.9 million, respectively.

For each of 2014, 2013 and 2012, the individual compensation we paid to members of our board of directors (fixed compensation and costs related to Stock Options Programs in 2012, fixed compensation in 2013 and fixed compensation in 2014), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.67	3.00	5.17
Annual highest individual compensation (in R$)	308,868	63,500	3,732,593
Annual lowest individual compensation (in R$)(2)	185,778	63,500	2,691,098
Annual average individual compensation (in R$)	226,852	63,007	3,321,336

(1)	Based on the average number of members during the period.

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

Tenda

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	5.75	3.00	8.83
Annual highest individual compensation (in R$)	126,324	38,400	2,821,951
Annual lowest individual compensation (in R$)(2)	—	8,688	886,515
Annual average individual compensation (in R$)	126,324	13,829	924,046

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

2013	Board of Directors (3)	Fiscal Council	Executive Officers
Number of members(1)	4.00	3.00	8.58
Annual highest individual compensation (in R$)	—	38,400	3,763,649
Annual lowest individual compensation (in R$)(2)	—	8,136	524,867
Annual average individual compensation (in R$)	—	18,224	1,299,961

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

2012	Board of Directors (3)	Fiscal Council	Executive Officers (3)
Number of members (1)	3.67	3.00	7.67
Annual highest individual compensation (in R$)	—	38,400	3,918,356
Annual lowest individual compensation (in R$)(2)	—	7,464	3,918,356
Annual average individual compensation (in R$)	—	17,776	1,460,677

(1)	Based on the average number of members during the period.

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

Alphaville

As set forth in item “4. Information on the Company—A.History and Development of the Company”, we completed the sale of a controlling interest in Alphaville, on December 9, 2013. As a result, Alphaville was no longer consolidated in the financial statements of the Company as of that date. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

2013	Board of Directors (3)	Fiscal Council(4)	Executive Officers
Number of members (1)	5.00	1.25	6.00
Annual highest individual compensation (in R$) (5)	—	16,300	9,741,730
Annual lowest individual compensation (in R$)(2)	—	16,300	540,229
Annual average individual compensation (in R$)(5)	—	16,300	3,232,127

(1)	Based on the average number of members during the period.

(2)
Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Alphaville were also Executive Officers at Gafisa and do not received compensation for this position.

(4)	The Fiscal Council was dissolved in June 2013.

(5)	This amount includes the stock options consideration related to the sale of 70% of Alphaville.

2012	Board of Directors (3)	Fiscal Council (4)	Executive Officers
Number of members (1)	5.00	3.00	4.17
Annual highest individual compensation (in R$)	—	19,560	2,506,438
Annual lowest individual compensation (in R$)(2)	—	19,560	1,326,440
Annual average individual compensation (in R$)	—	19,560	1,354,882

(1)	Based on the average number of members during the period.

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

Our board of directors meets at least once every two months and at any other time when a meeting is called by its chairman or by at least two other effective members. The decisions of our board of directors are taken by the majority vote of those members present at the respective meeting and constituting a quorum of at least four members. In the event of a tie vote, the chairman of our board of directors has, in addition to his personal vote, the right to cast a tie-breaking vote. In addition, pursuant to Brazilian corporate law, a member of our board of directors is prevented from voting in any shareholders’ or board of directors’ meeting, or from acting in any business or transaction, in which he may have a conflict of interest with our company.

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

As prescribed by CVM Instruction No. 282, of June 26, 1998, the minimum voting capital percentage required for the adoption of the multiple voting procedure in publicly-held companies may be reduced as a result of the amount of its capital stock. Based on the current amount of our capital stock, shareholders representing 5% of our total capital stock may request the adoption of the multiple voting procedure in order to elect the members to our board of directors. The referred minimum percentage may vary from 5% to 10% depending on the amount of our capital stock, as prescribed in the aforementioned CVM Instruction No. 282, of June 26, 1998. If the adoption of the multiple voting procedure is not requested, directors are elected by a majority vote of our shareholders, and such shareholders who, individually or collectively, represent at least 10% of our shares, are entitled to appoint, in a separate vote, a director and its alternate.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of four members: (1) Mr. Sandro Rogerio da Silva Gamba, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, (3) Mr.Luiz Carlos Siciliano, who is an operational executive officer, (4) Mr. Octavio Marques Flores, who is an operational executive officer, and (4) Mrs. Katia Varalla Levy, who is an operational executive officer.

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

We also have established a permanent audit committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Audit Committee

Our bylaws provide for an Audit Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Audit Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Audit Committee is currently comprised by Jose Ecio Pereira da Costa Junior, who is also the chairman, Maurício Marcellini Pereira and Francisco Vidal Luna, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission.

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

Compensation Committee

Our bylaws provide for a Compensation Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Compensation Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Compensation Committee is currently comprised by  Cláudio José Carvalho de Andrade, who is also the chairman, Guilherme Affonso Ferreira and Rodolpho Amboss. This committee, among other things, reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

Nominating and Corporate Governance Committee

Our bylaws provide for a Nominating and Corporate Governance Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Nominating and Corporate Governance Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Nominating and Corporate Governance Committee is currently comprised by Cláudio José Carvalho de Andrade, who is also the chairman, Guilherme Affonso Ferreira and Rodolpho Amboss. This committee, among other things, considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees and is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles.

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

Currently, our Investment Executive Committee is in operation and is comprised by Sandro Rogério da Silva Gamba (also the Coordinator of the Committee), Andre Bergstein, Luiz Carlos Siciliano, Octavio Marques Flores and Katia Varalla Levy.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed by André Bergstein (also the Coordinator of the Committee), Sandro Rogério da Silva Gamba, Rodrigo Osmo and Gustavo Moscatelli. This committee, among others, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

On September 9, 2010, our board of directors renamed the Ethics Committee, created on February 17, 2006, the Ethics Executive Committee. The Ethics Executive Committee is a collegiate body tasked with providing advice and guidance to the board of directors, elected by the board of directors, and is composed primarily of members of the board of officers (statutory or otherwise). Currently, it is composed of the following members: Sandro Rogério da Silva Gamba (Coordinator of the Committee), André Bergstein, Luiz Carlos Siciliano, Norival Zanata Junior and Adriana Farhat. This committee is responsible, among others, for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

D.    Employees

As of December 31, 2014, we had 2,162 employees at Gafisa Group across the following states:

States	Number of Employees
Bahia	163
Distrito Federal	19
Goiás	10
Maranhão	12
Minas Gerais	102
Pará	33
Paraná	15
Pernambuco	72
Rio de Janeiro	336
Rio Grande do Sul	36
São Paulo	1,364
Total	2,162

The table below shows the number of employees for the period presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2014	1,134	527	191	310	2,162
2013(1)	2,008	722	404	212	3,346
2012	2,551	811	395	267	4,024
2011	3,459	695	301	332	4,787
2010	3,202	699	331	394	4,626
2009	4,721	734	234	464	6,153

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

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 9,000 outsourced professionals are providing services to Gafisa, Tenda and Alphaville across the following regions:

Region	Outsourced Professionals
North/Central West	—
Northeast	642
South	—
Southeast	8,791
Total	9,433

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2014, establishing a salary adjustment of  7.32% as of May 2014. This collective bargaining agreement became effective in May 2014 and will expire in April 2015.

The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2014, establishing a salary adjustment of 9% as of March 2014. This collective bargaining agreement became effective in March 2014 and will expire in February 2015.

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

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Sandro Rogério da Silva Gamba	Chief Executive Officer	539,326
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	456,331
Luiz Carlos Siciliano	Officer	396,708
Cláudio José Carvalho de Andrade	Director	349,000
Odair Garcia Senra	Director	243,505
Katia Varalla Ley	Officer	121,028
Octavio Marques Flores	Officer	59,752
Guilherme Affonso Ferreira	Director	102
José Écio Pereira da Costa Junior	Director	2
Francisco Vidal Lunda	Director	—
Maurício Marcellini Pereira	Director	—
Rodolpho Amboss	Director	—
Total		2,165,754

As previously mentioned, in line with the announced strategy to separate the administrative structures of Gafisa and Tenda, executive officers Fernando Calamita and Rodrigo Pádua stepped down from the Company on April 4, 2014.  In addition, Alceu Duilio Calciolari, who is leading the initial phase of this transition process, left his position as chief executive officer after this period and was replaced by Sandro Rogério da Silva Gamba.

Stock Option Plans

The Gafisa stock option plans seek to: (1) encourage our expansion and success by allowing our executives and key employees to acquire shares of our capital stock in order to encourage their integration with the company; (2) allow us to obtain and retain the services of executives and key employees by offering them the benefit of becoming one of our shareholders; and (3) align the interests of our executives and key employees with the interests of our shareholders.

The Tenda stock option plans seek to: (1) allow Tenda to hire and retain the services of executives and key employees by offering them the benefit of becoming one of our shareholders; and (2) align the interests of Tenda executives and key employees with the interests of our shareholders.

We have individual agreements with our key employees and executives for both Gafisa and Tenda, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plans and the specific conditions set forth in their agreements.

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

Under this stock option plan, the board of directors may also grant different types of options to certain beneficiaries, namely “A options”, which are regular options, and “B options,” for the exercise price of R$0.01. The exercise of B options, if granted, is subject to the proportional purchase of common shares or exercise of a regular option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

On August 11, 2014, our shareholders approved Tenda’s first stock option plan. Under this stock option plan, our board of directors may release further programs on a regular basis of options to purchase up to 10% of the total outstanding shares of our company. Such new programs would grant our executives and key employees the right to subscribe and/or acquire our shares for a set price, under terms and conditions according to the agreements set for each participant.

As of December 31, 2014, all active stock option Programs follow the Plan approved in 2008.

2011 Programs

Two stock option programs were approved in 2011 for the board of directors, executives and key employees. As of the date of this annual report, only the second program is active.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this second program, according to the terms and conditions set forth in the second program, and to lapse one year from the grant date.

As of December 31, 2014, options to purchase 2,940,000 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 2,166,250 “B” options. Out of the total options granted, 2,602,170 have been acquired or expired pursuant to such second program.

2012 Programs

Two stock option programs were approved in 2012 for executives and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2014, 3,560,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this program. Out of the amount granted, 2,141,372 have been acquired pursuant to such program.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this second program, according to the terms and conditions set forth in such second program, and to lapse one year from the grant date.

As of December 31, 2014, options to purchase 4,079,048 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 3,005,532 “B” options. Out of the total options granted, 3,278,948 have been acquired or expired pursuant to such second program.

2013 Programs

Two stock option programs were approved in 2013 for executives and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2014, 1,370,037 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement and none has been acquired. Out of the amount granted, 692,099 have been acquired or expired pursuant to such agreements.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in this second program, and to lapse one year from the grant date.

As of December 31, 2014, options to purchase 4,013,590 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 2,928,810 “B” options. Out of the total options granted, 2,067,206 have been acquired or expired pursuant to such second program.

2014 Programs

One stock option program was approved in 2014 for executives and key employees.

Under this program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 4,361,763 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 1,680,670 “B” options. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

Tenda program

One stock option program was approved in 2014 by the board of directors of Tenda for executives and key employees of Tenda.

The program is a standard stock option program granting subscription rights related to Tenda’s common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire Tenda’s shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of December 31, 2014, options to purchase 42,259,687 shares of Tenda’s common shares have been granted to employees and executives pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

Active Programs	Number of Stock Options granted	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report	Exercise Price per Stock Option		Expiration

March 2011 (Restricted Type B) (1)	906,250	97,830	R$	0.01	March 2015
July 2011 (Restricted Type B) (1)	1,260,000	240,000	R$	0.01	July 2015
August 2012 (Standard SOP) (1)	3,560,000	1,418,628	R$	2.73	August 2025
August 2012 (Restricted Type B) (1)	3,005,532	800,100	R$	0.01	August 2016
May 2013 (Standard SOP) (1)	1,370,037	677,938	R$	3.66	May 2017
May 2013 (Restricted Type B) (1)	2,928,810	1,946,38	R$	0.01	May 2017
March 2014 (Restricted Type A) (1)	2,681,093	2,681,093	R$	3.13	March 2020
March 2014 (Restricted Type B) (1)	1,680,670	1,680,670	R$	0.01	March 2020
August 2014 (Standard SOP) (Tenda)	42,259,687	42,259,687	R$	0.77	March 2024
Total		51,802,328

(1)	Options unvested or vested and not yet exercised.

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

Shareholders	Shares	(%)
Fundação dos Economiarios Federais (“FUNCEF”)	23,835,800	5.84
Polo Capital Gestão de Recursos Ltda. and Polo Capital Internacional Gestão de Recursos Ltda.	52,547,486	12.88
Public Float	301,851,590	73.96
Treasury shares	29,881,286	7.32
Total	408,066,162	100.0

We had a total of 97 record shareholders located in the United States, 73% of which hold shares traded at BM&FBOVESPA and 27% of which hold ADSs traded on the NYSE. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2014, 2013 and 2012, we had current accounts receivable from related parties related to real estate ventures of R$142.7 million, R$82.5 million and R$164.9 million, respectively. And we had current accounts payable from related parties related to real estate ventures of R$156.5 million, R$133.7 million and R$138.2 million, respectively.

As of and for the years ended December 31, 2014, 2013 and 2012, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2014, we were a party to 11,495 civil actions, totaling R$970 million. Of these actions, we were the plaintiff in 345 actions and the defendant in 11,150 actions, with aggregate amounts of R$158 million and R$812 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2014, the provisions related to civil claims include R$65.0 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$62 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favourable and unfavourable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

The Company is a plaintiff in proceedings against Cimob and its former and current controlling shareholders. The Company is seeking (i) restitution of amounts already paid by the Company in connection with the lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts proceedings in which the original debtor is Cimob and (ii) the recognition of the court that it does not have any relationship with Cimob and cannot therefore be held liable for the debt of Cimob. The final decision is on appeal, and cannot be predicted at present.

As of December 31, 2014, the provision for our civil claims amounted to R$157.8 million.

Environmental Claims

As of December 31, 2014, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

In Case No. 20654-60.2011.4.01.3200, federal prosecutors (Ministério Público Federal) argue that the company has built one of the towers of “Riviera da Ponta Building” on Federal Government property, next to a riverbank. The federal prosecutors claimed R$88.3 million in damages, comprising both environmental liability for construction in an allegedly “protected area” and payoff for the property. We estimate the probability of the company to be sentenced to pay R$88.3 million as remote because we believe that the federal prosecutors’ computations to get this number are unreasonable, since they neither the value nor the extension of the area supposedly invaded are accurate. Nevertheless, at this point we cannot estimate what the correct amount would be if we lose this case, as there has been no expert appraisal yet.

As of December 31, 2014, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2014, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$105.0 million. As of December 31, 2014, the provision for tax liabilities amounted to R$0.4 million. In addition, we have deposited R$12.3 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as (1) possible in regard to the principal and interest, and (2) remote in regard to the fine for noncompliance with accessory liabilities. The amount of the contingency considered by our legal counsel as a possible loss totaled R$16.3 million. According to the negotiation of the sale of controlling interest of 70% in Alphaville, it was agreed in the purchase and sale contract that Gafisa is responsible in the event of unfavorable decision.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$11.3 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$11.3 million.

Labor Claims

As of December 31, 2014, we were a defendant in 4,867 labor claims resulting from our ordinary course of business, of which approximately 44% were filed by outsourced workers and approximately 24.1% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2014, the total value involved in the labor claims filed against us was approximately R$181.0 million. As of December 31, 2014, the provision for labor claims amounted to R$81.3 million.

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

Arbitration

We are also involved in 6 arbitrations proceedings: three of them by partners seeking to discuss and terminate the partnership to develop a few real estate projects. The remaining three cases are pending final decisions as of year-end.

As of December 31, 2014, we have made no provisions for arbitration claims.

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

Profit Reserves

Our profit reserves consist of the following:

•
Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2014, our legal reserve amounted to R$31.6 million.

•
Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This investment reserve may not exceed 80% of our share capital. As of December 31, 2014, there was no amount allocated to a statutory reserve.

•
Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2014, there was no amount allocated to a contingency reserve.

•
Investment Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the investment reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2014, our investment reserve amounted to R$292.3 million.

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

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, being considered as a deductible financial expense for purpose of calculating our income and social contribution tax obligations, provided that certain requirements are met. See “ Item 10. Additional Information – E. Taxation” for further information.

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

Interest on Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as a deductible financial expense for Brazilian income tax purposes and, from 1997, for social contribution on net profit purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

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

For accounting purposes, although the interest should be reflected in the income statement for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of “tax favorable jurisdiction” includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by an interpretation of Law No. 11,727.

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

On December 20, 2013, we approved the distribution of interest on equity, charging the account of net income for the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deducted from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation No. 207/96, in the gross amount of R$130.2 million, corresponding to R$0.31112217224 per outstanding share.

On April 25, 2014, we approved the payment of dividends in the total amount of R$32.9 million, or R$0.082 per share (excluding treasury shares) for fiscal year 2013. The dividends were distributed on on December 11, 2014, as approved by a meeting of the board of directors held on December 1, 2014.

On April 25, 2014, we approved the distribution of interest on equity, charging the account of net income for the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deducted from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation No. 207/96, in the gross amount of R$130.2 million, corresponding to R$0.31112217224 per outstanding share. The interest on equity was distributed on December 11, 2014, as approved by a meeting of the board of directors held on December 1, 2014.

B.    Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.    Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2010(2)	14.83	9.31	2,210,016	18.24	10.04	4,339,823
December 31, 2011	12.25	4.10	3,548,148	15.17	4.30	8,082,453
December 31, 2012	5.47	2.09	2,911,582	6.78	2.05	14,660,144
December 31, 2013	5.13	2.22	1,853,011	5.23	2.62	10,648,389
December 31, 2014	3.58	1.33	1,184,125	3.90	1.86	5,990,816
Quarter
First quarter 2013	5.13	3.72	2,169,463	5.23	3.71	10,942,132
Second quarter 2013	4.57	2.38	1,957,523	4.57	2.70	12,196,700
Third quarter 2013	3.40	2.22	1,717,811	3.80	2.62	10,591,395
Fourth quarter 2013	3.40	2.50	1,587,024	3.88	2.80	8,825,931
First quarter 2014	3.20	2.38	1,419,632	3.72	2.81	8,831,330
Second quarter 2014	3.58	2.82	1,047,098	3.90	3.12	5,831,732
Third quarter 2014	3.30	2.20	1,269,670	3.70	2.72	3,895,209
Fourth quarter 2014	2.57	1.33	1,008,996	3.14	1.86	5,547,077
Month
October 2014	2.57	1.87	1,099,844	3.14	2.38	5,462,622
November 2014	2.24	1.63	1,008,303	2.85	2.12	4,861,321
December 2014	2.09	1.33	914,618	2.75	1.86	6,295,670
January 2015	1.70	1.37	774,122	2.29	1.87	5,004,981
February 2015	1.53	1.26	739,831	2.35	1.82	3,633,594
March 2015	1.47	1.07	747,176	2.20	1.78	4,859,572
April 2015 (through April 24)	1.87	1.07	688,281	2.82	1.78	4,803,187

(1)	Average number of shares traded per day.

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

Trading on the BM&FBOVESPA

Trading on the São Paulo Stock Exchange is conducted every business day, from 10:00 a.m. to 5:00 p.m., on an electronic trading system called the PUMA Trading System (“PUMA”). Trading is also conducted between 5:30 p.m. and 6:00 p.m., on an online system connected to PUMA and Internet brokers called the “after market” The “after-market” trading is scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and trade through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

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

Settlement of transactions occurs three business days after the trade date, without adjustments to the purchase price. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for brokerage firms, the BM&FBOVESPA Brazilian Securities Depositary (Central Depositária da BM&FBOVESPA), formerly the BM&FBOVESPA Securities Clearinghouse (Companhia Brasileira de Liquidação e Custódia). The seller is ordinarily required to deliver the shares to the BM&FBOVESPA clearing house on the second business day following the trade date.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$844.5 billion as of December 31, 2014 and an average daily trading volume of US$3.5 billion for 2014. In comparison, the NYSE had a market capitalization of US$20.2 trillion as of December 31, 2014 and an average daily trading volume of approximately US$40.5 billion for 2012. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Investment in Our Common Shares by Non-Residents of Brazil

Portfolio Investment

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in (i) CVM Instruction No. 325 and (ii) Resolution No. 4,373 of September 29, 2014 (“Resolution No. 4,373”), which came into force on March 30, 2015 and which replaced Resolution No. 2,689.

With certain exceptions, Resolution No. 4,373 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, futures or organized over-the-counter market authorized by the CVM. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market. See “Item 10. Additional Information—D. Exchange Controls.”

In order to become a Resolution No. 4,373 investor, an investor residing outside Brazil must:

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

•
through its representative in Brazil, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to Regulatory Instruction No. 1,470 of May 30, 2014, and Regulatory Instruction No. 1,548 of February 13, 2015, as the case may be.

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions carried out in the Brazilian stock exchanges or in organized over-the-counter markets licensed by the CVM. Therefore, as a general rule, no private sale of securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373 are permitted.

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

Depositary Receipts

Resolutions No. 1,927/92 and 3,845/10 of the CMN, which restated and amended Annex V to Resolution No. 1,289/87 of the CMN, regulate the issuance of depositary receipts in foreign markets in connection with shares of Brazilian issuers. Our ADSs program was approved by the CVM on March 8, 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder may (1) sell the common shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of the exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No.4,373, subject to simultaneous foreign exchange transactions (without actual inflow or outflow of funds); or (3) convert its investment into a foreign direct investment under Law No. 4,131/62, subject to simultaneous foreign exchange transactions.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 4,373 or a foreign direct investment under Law No. 4,131/62, it should first comply with such regulations, obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares and of executing the simultaneous foreign exchange agreements.

The custodian is permitted to update the depositary’s electronic registration to reflect conversions of foreign portfolio investments under Resolution No. 4,373 into ADSs. If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to execute simultaneous foreign exchange transactions and to present to the custodian evidence of payment of the applicable taxes. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

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

Issued Share Capital

As of December 31, 2014, our share capital was R$2,740,661,187.74, all of which was fully subscribed and paid-in. Our share capital is comprised of 408,066,162 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

Notice of our Shareholders’ General Meetings

According to Brazilian corporate law, notice of our shareholders’ general meetings must be published at least three times in the Diário Oficial do Estado de São Paulo, the official newspaper of the State of São Paulo, and in another widely circulated newspaper in the same State, previously chosen at an annual shareholders meeting, which, in our case is O Estado de São Paulo. The first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call. However, in certain circumstances, upon the request of any shareholder, the CVM may require that the first notice be published 30 days in advance of the meeting if the meeting relates to complex transactions and, accordingly, shareholders need more time to be familiarized with and analyze such transactions. In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the date, time, place and agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Instruction No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise.

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

On the same date, the Board of Directors of Gafisa approved the repurchase of its common shares to be kept in treasury and future cancellation or disposal up to 17,456,434, which corresponded to 10% of the then outstanding common shares. The purchase of shares by Gafisa under this program was conditioned on the maintenance of Gafisa’s consolidated net debt to equity ratio at or below 60%. This program ended on February 25, 2015.

On February 2, 2015, our Board of Directors approved the closing of a repurchase of shares program as approved on December 3, 2014. During the course of this program, we purchased 30,207,130 of Gafisa’s common shares to be kept in treasury and future disposal.

On the same date, the Board of Directors of Gafisa approved the creation of a repurchase program of its common shares to be kept in treasury and future cancellation or disposal up to 27,000,000 common shares, which corresponded to 10% of the then outstanding common shares. The purchase of shares by Gafisa under this program was conditioned on the maintenance of Gafisa’s consolidated net debt to equity ratio at or below 60%. This program ends on February 1, 2016.

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

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5% or more of our shares, must provide to us, and we shall transmit to the CVM and the BM&FBOVESPA, the following information:

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

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. Please refer to “—Discussion on Privileged Tax Regimes—Tax Favorable Jurisdictions and Low or Nil Tax Jurisdictions” below for a discussion that such concept may be broadened by an interpretation of Law No. 11,727/08. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•
exempt from income tax when the gain is earned by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, dated September 14, 2014, which replaced Resolution 2,689, dated January 26, 2000 (“4,373 Holder”) and (2) is not a resident in a country that does not tax income or that taxes it at a maximum rate of 20% (“Low or Nil Tax Jurisdiction”). Please refer to “—Discussion on Tax Favorable Jurisdictions and Low or Nil Tax Jurisdictions” below for more information on this maximum rate of 20% and its reduction to 17% for purposes unrelated to the definition of Low or Nil Tax Jurisdictions; or

•
subject to income tax at a rate of up to 25% in any other case, including a case of gains recognized by a Non-Resident Holder that is not a 4,373 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset against any income tax due on the capital gain.

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

The deposit of common shares by Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 4,373 Holder and is not a resident in a tax favorable jurisdiction.

There can be no assurance that the current favorable treatment of 4,373 Holders will continue in the future.

Discussion on Tax Favorable Jurisdictions and Low or Nil Tax Jurisdictions

On June 24, 2008, Law No. 11,727 introduced the concept of “privileged tax regimes,” which went into effect on January 1, 2009. In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the concept of privileged tax regimes should be applied solely for purposes of transfer pricing rules in export and import transactions, for the definition of the applicable rate of withholding income tax on the remittance of specific items of income and for certain other Brazilian tax purposes that are not relevant to an investment by a Non-Resident Holder in our common shares or ADSs. Although we are of the opinion that the concept of privileged tax regimes should not affect the tax treatment of a Non-Resident Holder described above, we cannot assure you whether subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regimes” will extend such concept to the tax treatment of a Non-Resident Holder described above.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. This rule also applies for purposes of the definition of “privileged tax regimes”. However, this rule is not relevant for the definition of Low or Nil Tax Jurisdictions. In any event, differing interpretations by the tax authorities in the application of this rule to the definition of Low or Nil Tax Jurisdictions may result in a lower number of jurisdictions being characterized as Low or Nil Tax Jurisdictions.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. As of October 7, 2014, any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 4,373 Holders is subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 4,373 Holders with respect to investments on the Brazilian financial and capital markets.

Nevertheless, the rate applicable to most foreign exchange transactions is 0.38%. In any case, the Brazilian government may increase the rate at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to future transactions.

The purchase of ADSs by a Non-Resident Holder outside Brazil generally does not require the execution of a foreign exchange agreement with the Brazilian Central Bank. If this is the case, the IOF/Exchange Tax is not due. The IOF/Exchange Tax is levied at a zero percent rate in connection with foreign exchange agreements, without any actual flows of funds, that are required for a cancellation of ADSs and exchange for shares traded on a Brazilian stock exchange.

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

New Tax Regime Created by Law No. 12,973

Normative Instruction 1,397/2013 (“NI 1,397/2013”), published in the Official Gazette on September 17, 2013, as amended by Normative Instruction 1,492/2014, regulates the RTT, in force between January 1, 2008 and December 31, 2014, to adjust, for tax purposes, the net profits calculated under the IFRS rules in accordance with Law 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends based on the profits only of calendar-year 2014, taxpayers must use the accounting books prepared according to the criteria in place on December 31, 2007, and not according to IFRS. According to such provisions, depending on the tax basis used by the taxpayer, the dividends that are distributed based on 2014 profits might be considered taxable, subject to 15% withholding tax or 25% if the Non-Resident Holder is domiciled in a country or location that is defined as a “tax favorable jurisdiction.”

Provisional Measure 627/2013 was converted into Law No. 12,973, enacted on May 13, 2014 (“Law 12,973/14”), which revoked the RTT and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS). According to Law 12,973/14, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to taxation under NI 1,397/2013 on their dividend distributions based on 2014 profits. During 2014, we analyzed the potential impact of the new rules on our consolidated financial statements and internal controls structure. Based on our analysis, we concluded that the new rules would not have a material impact on how we account for taxes and we did not elect to adopt the tax regime set forth by Law 12,973/14 for the 2014 calendar year.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to U.S. Holders (as defined below) that hold common shares or ADSs as capital assets for U.S. federal tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

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

Taxation of Distributions

Distributions paid on ADSs or common shares, other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to you as dividends.

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

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the Depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See also “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

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

Other Brazilian Taxes

The Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the tax treatment of these taxes for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for its 2014 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as a mark-to-market treatment) of the common shares or ADSs. If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2014:

	As of December 31, 2014
	Expected Maturity Date
	Total	2015	2016	2017	2018 and later	Principal Index(1)	Fair Value
	(in millions of reais)
Liabilities:
Loans, financing and debentures:
Debentures	1,189.1	504.4	375.8	244.7	64.2	CDI/TR	1,193
Average interest rate	248.0	131.0	75.0	33.0	9.0	—	—
Loans and financing (working capital)	268.9	151.4	97.3	20.2	—	CDI	273
Average interest rate	72.0	29.0	18.0	15.0	10.0	—	—
Loans and financing — SFH	1,128.6	398.7	408.9	232.4	88.6	TR	1,124
Average interest rate	193.0	108.0	58.0	22.0	5.0	—	—
Total loans, financing and debentures	2,586.6	1,054.5	882.0	497.3	152.8	TR/CDI	2,590
Obligation to venture partner	11.0	6	5	—	1	CDI	12
Real estate development obligations(2)	1,639.2	1,247.1	391.9	0.2	—	—	1,865.8
Obligations for purchase of land	570.5	469.3	81.3	19.9	—	—	570.5
Total	4,808.3	2,776.9	1,360.2	517.4	153.8	—	4,811.7
Assets:
Cash and cash equivalent	109.9	109.9	—	—	—	—	—
Marketable securities (current and non-current)	1,047.3	1,047.3	—	—	—	—	—
Receivables from clients	1,825.3	1,440.5	187.7	112.2	84.9	—	—
Receivables from clients (2)	1,064.0	—	519.1	310.2	234.7	—	—
Total client receivables	2,889.3	1,440.5	706.8	422.4	319.6	—	—
Total	4,046.5	2,597.7	706.8	422.2	319.6	—	—

(1)
See notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2014, the annualized index was 11.51% for CDI, 0.52% for TR, 6.95% for INCC and 5.5% for IGPM.

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

Foreign Exchange Rate

During 2014, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2014, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave.- New York - NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2014, we received from the depositary of our ADSs US$2.0 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Registrant’s disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant’s management, with the participation of the Chief Executive and Chief Financial Officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective, to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

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

Management assessed the effectiveness of the Registrant‘s internal control over financial reporting as of December 31, 2014. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 1992 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2014, the Company’s internal control over financial reporting is effective based on those criteria.

In 2013, the COSO issued an updated version of the Internal Control – Integrated Framework (the “2013 Framework”). We are currently assessing our transition into the 2013 Framework. We expect to complete our transition into the 2013 Framework in 2015.

 (c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by KPMG Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-2 and F-3.

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

The Audit Committee convened nine times in 2014. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

The Code was reviewed in June 2014. The objective of the review was to (1) update the message of our CEO to our employees regarding our vision, mission and organizational culture, encouraging ethical conduct and a commitment to compliance with the law, (2) reinforce the Company’s message of ethical principles and practices to our employees and to those conducting business on our behalf in order to protect our integrity.

The Code can be obtained from our website (www.gafisa.com.br) or free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 583 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

In January 2014, we established a compliance and ethics program in order to help prevent, detect, rectify and report potential misconduct, including violations of the Foreign Corrupt Practices Act and Brazilian anti-corruption legislation (pursuant to Brazilian Law No. 12,846). This program comprises extensive risk assessment of our operations, ongoing training and advice to employees, incentives and disciplinary measures, and third party due dilligence.

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

The following table describes the total amount billed to us by KPMG Auditores Independentes (“KPMG”) for services performed in 2014 and 2013, respectively, and the remuneration for these services in each year.

	2014	2013
	(in thousands of reais)
Audit fees (1)	3,914	2,157
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	3,914	2,157

(1)
“Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by KPMG during 2014 or 2013.

(3)	There were no “Tax fees” billed by KPMG during 2014 or 2013.

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

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18, in lieu of reporting to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.  See also the consolidated financial statements of Alphaville Urbanismo S.A. as of and for the year ended December 31, 2014 and as of and for the twenty-two-day period ended December 31, 2013 beginning on page F-119.

ITEM 19. EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1.        Bylaws of Gafisa S.A., as amended (English), which is incorporated by reference to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on July 5, 2012.

2.1.        Deposit Agreement dated March 21, 2007, among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, which is incorporated by reference to our registration statement on Form F-6 filed with the Securities and Exchange Commission on February 22, 2007.

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

GAFISA S.A.
By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Date: April 27, 2015

Consolidated Financial Statements Gafisa S.A. December 31, 2014 and Reports of Independent Registered Public Accounting Firm

Gafisa S.A.

Consolidated Financial Statements

December 31, 2014

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a – 15(f) and 15d – 15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”), along with a reconciliation of net income and equity from Brazilian GAAP to accounting principles generally accepted in the United States of America (“US GAAP”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Brazilian GAAP, along with a reconciliation of net income and equity from Brazilian GAAP to US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (1992 Framework) (1)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

(1)
The Committee of Sponsoring Organizations of the Treadway Commission (COSO) recently released its updated Internal Control – Integrated Framework (2013 Framework). The transition to the 2013 Framework have been mapped by Company, matching its internal control over financial reporting as documented under the 1992 Framework to the 17 codified principles. However, the transition to the 2013 Framework will require more extensive effort, analysis, and documentation. The Company used the criteria set forth by the Framework 1992 in 2014. Transition plan is expected to be completed in 2015.

São Paulo, Brazil

April 27, 2015

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Gafisa S.A.

We have audited the accompanying consolidated balance sheets of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity, cash flows and value added for the years then ended. We also have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting practices adopted in Brazil applicable to real estate development entities. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accounting practices adopted in Brazil applicable to real estate development entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

São Paulo - Brazil

April 27, 2015

/s/ KPMG Auditores Independentes

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Gafisa S.A.

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in equity, cash flows and value added of Gafisa S.A. for the year ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, Gafisa S.A.’s consolidated results of operations, cash flows and value added for the year ended December 31, 2012, in conformity with accounting practices adopted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

São Paulo, Brazil

April 28, 2014

ERNST & YOUNG
Auditores Independentes S.S.
CRC- 2SP015199/O-6

/s/ Marcos Alexandre S. Pupo
Accountant CRC1SP221749/O-0

Gafisa S.A.

Consolidated balance sheets
December 31, 2014 and 2013
(In thousands of Brazilian Reais)

	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents	4.1	109,895	215,194
Short-term investments	4.2	1,047,359	1,808,969
Trade accounts receivable, net	5	1,440,498	1,909,877
Properties for sale	6	1,695,817	1,442,019
Receivables from related parties	22.1	142,732	82,547
Assets held for sale	8	110,563	114,847
Financial instruments	21.i.b	-	183
Prepaid expenses	-	15,442	35,188
Other accounts receivable	7	128,905	71,083
Total current assets		4,691,211	5,679,907

Non-current assets
Trade accounts receivable, net	5	384,821	313,791
Properties for sale	6	816,525	652,395
Receivables from related parties	22.1	107,067	136,508
Other accounts receivable	7	112,241	137,628
		1,420,654	1,240,322

Investments in associates	9	968,393	1,120,076
Property and equipment, net	10	48,691	36,385
Intangible assets, net	11	76,903	106,340
		1,093,987	1,262,801

Total non-current assets		2,514,641	2,503,123

Total assets		7,205,852	8,183,030

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets
December 31, 2014 and 2013
(In thousands of Brazilian Reais)

	Notes	2014	2013
Liabilities
Current liabilities
Loans and financing	12	550,058	590,386
Debentures	13	504,387	563,832
Payable for purchase of properties and advances from customers	18	490,605	408,374
Payables for goods and service suppliers	-	95,131	79,342
Income tax and social contribution	-	-	90,309
Other taxes payable	-	114,424	126,316
Salaries, payroll charges and profit sharing	-	65,039	96,187
Dividends declared	-	-	150,067
Provision for legal claims	17	103,034	72,119
Obligations assumed on assignment of receivables	14	24,135	82,787
Payables to venture partners	15	6,317	112,886
Payables to related parties	22.1	156,503	133,678
Financial instruments	21.i.b	3,340	-
Other payables	16	157,896	176,740
Total current liabilities		2,270,869	2,683,023

Non-current
Loans and financing	12	847,367	1,047,924
Debentures	13	684,712	857,386
Payables for purchase of properties and advances from customers	18	101,137	79,975
Deferred income tax and social contribution	20	34,740	56,652
Provision for legal claims	17	136,540	125,809
Obligations assumed on assignment of receivables	14	31,994	37,110
Payables to venture partners	15	4,713	10,794
Financial instruments	21.i.b	4,833	-
Other payables	16	30,544	69,874
Total non-current liabilities		1,876,580	2,285,524

Equity
Capital	19.1	2,740,662	2,740,662
Treasury shares	19.1	(79,059)	(73,070)
Capital reserves and options granted		69,897	54,383
Income reserve	19.2	323,845	468,749
		3,055,345	3,190,724
Non-controlling interest		3,058	23,759
Total equity		3,058,403	3,214,483
Total liabilities and equity		7,205,852	8,183,030

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of operations
Years ended December 31, 2014, 2013 and 2012
(In thousands of Brazilian Reais, except as otherwise stated)

	Notes	2014	2013	2012
Continuing operations
Net operating revenue	23	2,150,998	2,481,211	2,805,086

Operating costs
Real estate development and sales of properties	24	(1,609,246)	(1,863,766)	(2,276,804)

Gross profit		541,752	617,445	528,282

Operating (expenses) income
Selling expenses	24	(148,041)	(215,649)	(231,746)
General and administrative expenses	24	(211,906)	(234,023)	(252,208)
Income from equity method investments	9	19,263	7,370	55,603
Remeasurement of investment in associate	9	-	375,853	-
Depreciation and amortization	10 and 11	(79,251)	(63,014)	(80,238)
Provision for legal claims	24	(113,064)	(78,402)	(94,932)
Other income (expenses), net	24	(28,285)	(7,709)	(6,083)

Income (loss) before financial income and expenses and income tax and social contribution		(19,532)	401,871	(81,322)

Financial expenses	25	(165,712)	(243,586)	(236,082)
Financial income	25	156,794	81,083	55,819

Income (loss) before income tax and social contribution		(28,450)	239,368	(261,585)

Current income tax and social contribution		(33,330)	(23,690)	(17,403)
Deferred income tax and social contribution		18,055	20,878	(2,819)

Total Income tax and social contribution	20.i	(15,275)	(2,812)	(20,222)

Net income (loss) from continuing operations		(43,725)	236,556	(281,807)

Net income from discontinued operations		-	631,122	204,128

Net income (loss) for the year		(43,725)	867,678	(77,679)

(-) Attributable to:
Non-controlling interests		(1,176)	235	49,364
Owners of Gafisa		(42,549)	867,443	(127,043)

Weighted average number of shares (in thousands)	28	401,905	426,300	432,246

Basic earnings (loss) per thousand weighted average number of shares - In Reais	28	(0.1059)	2.0348	(0.2939)
From continuing operations		(0.1059)	0.7358	(0.6717)
From discontinued operations		-	1.2990	0.3778

Diluted earnings (loss) per thousand weighted average number of shares - In Reais	28	(0.1059)	2.0226	(0.2939)
From continuing operations		(0.1059)	0.7315	(0.6717)
From discontinued operations			1.2911	0.3778

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive income (loss)
Years ended December 31, 2014, 2013 and 2012
(In thousands of Brazilian Reais)

	2014	2013	2012

Net income (loss) for the year	(43,725)	867,678	(77,679)

Total comprehensive income (loss), net of taxes	(43,725)	867,678	(77,679)

Attributable to:
Owners of Gafisa	(42,549)	867,443	(127,043)
Non-controlling interests	(1,176)	235	49,364

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity
Years ended December 31, 2014, 2013 and 2012
(In thousands of Brazilian Reais)
		Attributable to owners
					Income reserves
	Notes	Capital	Treasury shares	Capital reserves and options granted	Legal reserve	Reserve for future investments	Accumulated losses	Total Company	Non-controlling interests	Total Consolidated

Balances at January 1, 2012		2,734,157	(1,731)	18,066	-	-	(108,539)	2,641,953	101,623	2,743,576

Exercised stock options	19.1	1,637	-	-	-	-	-	1,637	12,436	14,073
Stock option compensation	19.3	-	-	18,898	-	-	-	18,898	(1,521)	17,377
Declared dividends	-	-	-	-	-	-	-	-	(11,518)	(11,518)
Net income (loss) for the year	-	-	-	-	-	-	(127,043)	(127,043)	49,364	(77,679)

Balances at December 31, 2012		2,735,794	(1,731)	36,964	-	-	(235,582)	2,535,445	150,384	2,685,829

Exercised stock options	19.1	4,868	-	-	-	-	-	4,868	3,065	7,933
Stock option compensation	19.3	-	-	17,419	-	-	-	17,419	2,687	20,106
Repurchase of treasury shares	19.1		(71,339)	-	-	-	-	(71,339)	(3,556)	(74,895)
Acquisition of non-controlling interests									(120,051)	(120,051)
Net income for the year	-	-	-	-	-	-	867,443	867,443	235	867,678
Allocation:	19.2
Legal reserve		-	-	-	31,593	-	(31,593)	-	-	-
Interest on equity		-	-	-	-	-	(130,192)	(130,192)	-	(130,192)
Declared dividends		-	-	-	-	-	(32,920)	(32,920)	(9,005)	(41,925)
Reserve for future investments		-	-	-	-	437,156	(437,156)	-	-	-

Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

Stock option compensation	19.3	-	-	15,514	-	-	-	15,514	-	15,514
Repurchase of treasury shares	19.1	-	(115,265)	-	-	-	-	(115,265)	-	(115,265)
Selling of treasury shares	19.1	-	17,583	-	-	(10,662)	-	6,921	-	6,921
Cancellation of treasury shares		-	91,693	-	-	(91,693)	-	-	-	-
Acquisition of non-controlling interests		-	-	-	-	-	-	-	(19,525)	(19,525)
Net income for the year	-	-	-	-	-	-	(42,549)	(42,549)	(1,176)	(43,725)
Absorption of current year loss by income reserves	19.2	-	-	-	-	(42,549)	42,549	-	-	-

Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of cash flows
Years ended December 31, 2014, 2013 and 2012
(In thousands of Brazilian Reais)

	2014	2013	2012
Operating activities
Income (loss) before income tax and social contribution from continuing and discontinued operations	(28,450)	239,368	(57,457)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization	61,647	63,014	80,238
Stock options expense	34,006	17,419	18,899
Unrealized interest and charges, net	69,355	28,476	112,071
Warranty provision	(839)	(20,928)	20,633
Provision for legal claims and commitments	113,064	78,402	94,279
Provision for profit sharing	35,006	59,651	47,709
Allowance for doubtful accounts and cancelled contracts	(14,616)	(27,102)	(39,755)
Provision for realization of non-financial assets:
Properties for sale	(6,089)	2,829	(37,620)
Intangible assets	17,604	962	11,690
Income from equity method investments	(19,263)	(7,370)	(55,603)
Remeasurement of investment in associate	-	(375,853)	-
Financial instruments	7,492	5,103	(6,150)
Provision for penalties due to delay in construction works	(6,867)	(21,719)	(13,946)
Write-off of property and equipment, net	8,808	23,708	8,716
Write-off of investments	5,748	-	-

Decrease/(increase) in operating assets
Trade accounts receivable	391,625	260,557	444,797
Properties for sale and land available for sale	(462,417)	(189,968)	340,638
Other accounts receivable	(11,574)	24,659	205,416
Prepaid expenses	19,743	26,497	5,940

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	103,392	(19,812)	(134,150)
Taxes and contributions	(26,088)	(31,158)	(29,039)
Payables for goods and service suppliers	15,789	(8,314)	38,568
Salaries, payroll charges and profit sharing	(66,158)	(47,517)	(16,627)
Other payables	(51,853)	198,585	(196,505)
Transactions with related parties	(37,732)	37,772	(162,341)
Income tax and social contribution paid	(109,442)	(19,609)	(36,113)

Net cash generated by operating activities	41,891	297,652	644,288

Investing activities
Acquisition of 20% in AUSA	-	(366,662)	-
Sale of controlling interests in AUSA	-	1,254,521	-
Cash from discontinued operation	-	(155,755)	-
Purchase of property and equipment and intangible assets	(88,532)	(80,993)	(97,033)
Purchase of short-term investments	(4,855,621)	(4,674,281)	(4,141,512)
Redemption of short-term investments	5,617,231	3,681,342	3,950,516
Investments	29,026	(102,639)	(33,883)
Dividends received	49,849	342,176	33,952

Net cash generated by (used in) investing activities	751,953	(102,291)	(287,960)

Financing activities
Proceeds from stock options exercised	-	4,868	1,637
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	(5,089)	6,642
Increase in loans, financing and debentures	822,123	1,783,183	1,110,844
Payment of loans, financing and debentures – principal	(1,048,057)	(1,875,270)	(772,991)
Payment of loans, financing and debentures – interest	(315,798)	(259,285)	(243,805)
Assignment of receivables	12,434	-	229,051
Payables to venture partners	(112,650)	(112,743)	(149,480)
Dividends and interest on equity paid	(150,042)	-	-
Loan transactions with related parties	1,193	(32,449)	(19,818)
Amount received in selling of treasury shares	6,919	-	-
Repurchase of treasury shares	(115,265)	(71,339)	-

Net cash generated by (used in) financing activities	(899,143)	(568,124)	162,080

Net increase/(decrease) in cash and cash equivalents	(105,299)	(372,763)	518,408

Cash and cash equivalents
At the beginning of the year	215,194	587,956	69,548
At the end of the year	109,895	215,193	587,956

Net increase (decrease) in cash and cash equivalents	(105,299)	(372,763)	518,408

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of value added
Years ended December 31, 2014, 2013 and 2012
(In thousands of Brazilian Reais)

	2014	2013	2012

Revenues	2,325,677	3,330,981	3,244,606
Real estate development and sales	2,256,198	2,618,737	2,784,983
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	69,479	81,122	255,495
Profit from discontinued operations	-	631,122	204,128
Inputs acquired from third parties (including taxes on purchases)	(1,667,210)	(1,904,141)	(2,371,262)
Operating costs - Real estate development and sales	(1,437,656)	(1,706,554)	(2,119,709)
Materials, energy, outsourced labor and other	(229,554)	(197,587)	(251,553)

Gross value added	658,467	1,426,840	873,344

Depreciation and amortization	(79,251)	(63,014)	(80,238)

Net value added produced (distributed) by the Company	579,216	1,363,826	793,106

Value added received on transfer	176,057	464,306	111,422
Profit of investment stated at fair value	-	375,873	-
Income from equity method investments	19,263	7,350	55,603
Financial income	156,794	81,083	55,819

Total value added to be distributed	755,273	1,828,132	904,528

Value added distribution	755,273	1,828,132	904,528
Personnel and payroll charges	216,410	285,276	306,244
Taxes and contributions	229,919	264,795	321,309
Interest and rents	351,493	410,618	404,018
Interest on equity	-	130,192	-
Dividends	-	32,920	-
Retained earnings (absorbed losses) attributable to non-controlling interests	1,176	(235)	(49,364)
Retained earnings (absorbed losses)	(43,725)	704,566	(77,679)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with headquarters in Brazil. The Company’s registered office is at Avenida das Nações Unidas, 8.501, 19th floor, São Paulo, São Paulo. The Company commenced operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf and on behalf of third parties, (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

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

On February 7, 2014, the Company disclosed a material fact informing its shareholders and the public that its Board of Directors authorized the Company’s management to begin studies aimed at a potential spin off of the Tenda business units into two publicly-held and independent companies in order to reinforce the creation of value to the Company and its shareholders. Should the plan be approved by the Board of Directors and shareholders, this transaction could be completed throughout 2015.

On July 28, 2014, giving continuity to the process of the spin-off of business units, the Brazilian Securities and Exchange Commission (CVM) granted the request from the subsidiary Tenda for conversion of the registry of the securities issuer into the A category, as a publicly-held company authorized to trade its shares in stock exchanges.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2015.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM).

Brazilian GAAP, or BR GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee, or CPC, the CVM and the Federal Accounting Council, or CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 33. US GAAP condensed consolidated balance sheets have been included in Note 33 (d)(i) for 2014 and 2013 and US GAAP consolidated statement of operations and comprehensive income (loss) for the years ended December 31, 2014, 2013 and 2012 have been included in Note 33 (d)(ii) and Note 33 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of consolidated financial statements --Continued

The consolidated financial statements have been prepared as a going concern. Management makes an assessment of the Company’s ability to continue as going concern when preparing the consolidated financial statements. The Company is in compliance with all of its debt covenants at the date of issue of these consolidated financial statements.

All amounts reported in the accompanying financial statements are in thousands of Reais, except as otherwise stated.

2.1.1.	Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed to, or has right to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the control commences until the date on which control ceases.

The accounting practices have been applied consistently by all subsidiaries included in the consolidated financial statements. The subsidiaries have the same fiscal year as the Company. See further details on these subsidiaries and jointly-controlled investees in Note 9.

2.1.2.	Functional and presentation currency

These consolidated financial statements are presented in Reais, which is the Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

2.1.3.	Operating segments

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Statutory Board, who are responsible for allocating resources, assessing the performance of operating segments and making strategic decisions.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies

2.2.1.	Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations on future events, considered reasonable under the circumstances.

(i)	Judgments

The preparation of the consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

(ii)	Estimates and assumptions

Assets and liabilities subject to estimates and assumptions include the provision for impairment of assets, transactions with share-based payment, provision for tax, labor and civil claims, fair value of financial instruments, measurement of the estimated cost of ventures, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)	Impairment of assets

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(ii)	Estimates and assumptions --Continued

a)	Impairment of assets--Continued

Cash flows are derived based on the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows and the growth rate used for purposes of extrapolation.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(ii)	Estimates and assumptions --Continued

b)	Share-based payment transactions

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

c)	Provision for tax, labor and civil claims

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(ii)	Estimates and assumptions --Continued

d)	Fair value of financial instruments

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

e)	Estimated cost of construction

Estimated costs, mainly comprising incurred and future costs for completing construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss.

f)	Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on internal assumptions and future economic scenarios.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale and the transfer of significant risks and benefits, regardless of the timing of receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

•
The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•
Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•
Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers ";

•
Interest and inflation-adjustment charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of accounts receivable, are included in real estate development and sales when incurred, on a pro rata basis using the accruals basis of accounting;

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales --Continued

•
Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•
Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties and are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined based on the fair value of the units to be delivered, as a component of inventory of properties for sale, with a corresponding entry to advances from customers’ liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

(i)	Financial instruments through profit or loss

A financial instrument is classified at fair value through profit or loss when it is designated as such upon initial recogintion.

For the year ended December 31, 2014, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for mitigate risk.

The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss and loans and receivables. The Company determines the classification of its financial assets upon initial recognition, when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, other receivables and derivative financial instruments.

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The contractual rights to the cash flows from the asset expire; or

•
The Company transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Company is recognized as a separate asset or liability.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(ii)	Financial assets --Continued

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

Loans and financing

Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method. Gains and losses are recognized in the statement of profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Derecognition (write-off)

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

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

Financial instrument – net presentation

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, the Company has a legal right to offset the amounts and intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated and collateralized, which are classified at fair value through profit or loss (Note 4.2).

2.2.5.	Trade account receivable

These are presented at present and realizable values. The classification between current and noncurrent is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% per year, after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property’ keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.19.

The amortization of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of real estate development revenue, consistently with interest incurred on the portion of receivables balance related to period subsequent to the handover of keys.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.6.	Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the “Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of operations for the year in which the transfer is made.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure disposed receivables, are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value.

2.2.7.	Properties for sale
The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in cash or through barter transactions, which, in exchange for the land acquired, they undertake to deliver: (a) a portion of the revenues originating from the sale of the real estate units of ventures; or (b) real estate of ventures under construction. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (b)(iii).

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

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.8.	Selling expenses - commissions

Brokerage expenditures are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria used for revenue recognition. The charges related to sales commissions paid by the buyer to their broker are not recognized as revenue or an expense of the Company.

2.2.9.	Prepaid expenses

These are recognized in profit or loss as incurred using the accruals basis of accounting.

2.2.10.	Land available for sale

Land available for sale is measured at the lesser of the carrying value and the fair value less the costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land, rather than future development. This condition is considered fulfilled only when the sale is highly probable and the group of assets or of disposal is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.11.	Investments in associates

Investments in associates are recorded in the Company using the equity method.

When the Company's equity in the losses of associates is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations, and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the associates (Note 9).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.12.	Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

An item of property and equipment is derecognized when no future economic benefits are expected from its use or disposal. The gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying value of the asset) is recognized in profit or loss upon derecognition.

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

Property and equipment are subject to periodic assessments of impairment. As of December 31, 2014 and 2013 there were no impairment indicators regarding property and equipment.

2.2.13.	Intangible assets

(i)
Expenditures related to the acquisition and development of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic impairment testing.

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds their value of identifiable net assets acquired.

The goodwill recorded as of December 31, 2014 and 2013 refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted to not retrospectively recognize the acquisitions before the transition date, to adjust any of the respective goodwill.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.13.	Intangible assets --Continued

Impairment testing of goodwill is performed at least annually or whenever circumstances indicate an impairment loss.

2.2.14.	Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustments.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.15.	Income tax and social contribution

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year. To calculate the current Income tax and social contribution, the Company uses the Brazilian Transitory Tax Regime (RTT), which permits the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of such taxes.

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

As permitted by tax legislation, certain subsidiaries opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.15.	Income tax and social contribution

(i)	Current income tax and social contribution --Continued

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues).

On May 13, 2014, the Provisional Measure No. 627 was converted into Law No. 12,973/14, confirming the revocation of the Transitory Tax Regime (RTT) beginning in 2015, with the option of early adoption in 2014. The Company completed the analysis of the impacts arising from the provisions contained in such law, both in its consolidated financial statements and its internal controls structure. Considering that the result of this analysis did not show material tax effects, the Company decided not to early adopt the rules and provisions prescribed in the new legislation in the year 2014.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.15.	Income tax and social contribution--Continued

(ii)	Deferred income tax and social contribution --Continued

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years, and for this reason, deferred taxes are not recognized.

2.2.16.	Other current and non-current liabilities

These liabilities are measured at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations with changes therein recognized in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

2.2.17.	Stock option plans

As approved by its Board of Directors, the Company offers to executives and employee’s share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of options is determined on the grant date, which is recognized as expense in profit or loss (as contra-entry to equity), as the requisite services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense that would have been recorded if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date. In case of cancellation of a stock option plan, this is treated as if it had been granted on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.17.	Stock option plans --Continued

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.18.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and share-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.	Present value adjustment – assets and liabilities

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.19.	Present value adjustment – assets and liabilities --Continued

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

2.2.20.	Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction of amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction of the respective transaction (Note 13).

2.2.21.	Borrowing costs

Borrowing costs which are directly attributable to the development of assets for sale and land, are capitalized as part of the cost of that asset during the construction period, since there are borrowings outstanding, which are recognized in profit or loss to the extent units are sold. All other borrowing costs are expensed as incurred. Borrowing costs comprise interest and other related costs incurred, including those for raising finances.

Charges that are not recognized in profit or loss of subsidiaries are recorded in the consolidated financial statements of the Company, in the account investments in non-current assets (Note 9).

2.2.22.	Provisions

Provisions are recognized when the Company has a present obligation as a result of a past event that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.22.	Provisions --Continued

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which it is probable that an outflow of resources will be made to settle the contingency, and a reliable estimate can be made (Note 2.2.1 (ii)(d)).

Contingent liabilities for which losses are considered possible are only disclosed in a note to the consolidated financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2014 and 2013 there are no claims involving contingent assets recorded in the consolidated balance sheet of the Company.

(ii)	Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the history of its current operations and improvement of estimates.

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

(iii)	Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.22.	Provisions --Continued

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the constructions services provided. The warranty period is five years from the delivery of the venture.

(v)	Provision for impairment of non-financial assets

When there is evidence of impairment, and the net carrying amount exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying to the recoverable amount. Goodwill and intangible assets with indefinite useful lives are tested annually for impairment, regardless whether there is any indication of impairment, by comparing the carrying amount to the net realizable amount measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

2.2.23.	Sales taxes

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

Under the non-cumulative taxation regime, the PIS and COFINS  taxes contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.24.	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of operations upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.2.25.	Interest on equity and dividends

The portion of declared dividends and interest on equity equivalent to the minimum mandatory dividend is recorded as current liabilities in the heading “Dividends payable”, as it is a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at its gross amount.

2.2.26.	Earnings (loss) per share – basic and diluted

Earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the weighted average number of shares outstanding is increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

2.2.27.	Statement of comprehensive income (loss)

In order to meet the statutory provisions (CPC 26 (R1)), the Company prepared the statement of comprehensive income (loss) in its consolidated financial statements. The Company does not have other comprehensive income (loss) other than the profit or loss for the year.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.28.	Non-current assets held for sale and profit of discontinued operations

The Company classifies a non-current asset as held for sale if its carrying amount is recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale. Therefore its sale is highly probable.

For a sale to be considered highly probable, Management must be committed to a plan to sell the asset, and have initiated a solid program for finding a buyer and complete the plan. In addition, the asset held for sale must be effectively held for sale at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed in up to one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying amount and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in profit or loss for the year. Any reversal or gain shall only be recognized to the extent of such recognized loss.

The profit of discontinued operations is presented at a single amount in statement of operations, which includes the total after-tax income of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

On December 9, 2013, the Company disclosed a material fact informing about the completion of transaction for selling the majority interest it held in 70% of Alphaville Urbanismo S.A. (AUSA), as detailed in Note 8.2.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies –Continued

2.2.29.	Business combination

Business combination transactions are accounted for by the acquisition method. The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any noncontrolling interest in the acquiree. The costs directly attributable to the acquisition are recognized as expense as incurred.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted

3.1	Pronouncements (new or revised) and interpretation adopted from January 1, 2014

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2014.

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2014 or later. They are the following:

•	OCPC 07 – Providing Evidence in the Disclosure of General Purpose Financial and Accounting Reports – CVM Resolution 727 of November 11, 2014;

This standard aims at addressing the basic requirements for preparing and providing evidence to be observed when disclosing general purpose financial and accounting reports. It specifically addresses the provision of evidence about information of annual and interim financial and accounting statements, particularly those contained in the accompanying notes.

The standard establishes that the information presented shall be relevant to external users. And relevant are only those that influence the investors’ and creditors’ decision-making process. Consequently, the non-relevant ones shall not be disclosed.

•	ICPC 09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting – CVM Resolution 729 of November 27, 2014;

The objective of the ICPC 09 revision is substantially derived from the issue of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in view of the changes made by the International Accounting Standards Board (IASB) in the international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also revised aimed at adjusting the text to the current needs and keeping them convergent with the international standards.

•	ICPC 19 – Levies – CVM Resolution 730 of November 27, 2014;

The Interpretation is correlated with the IFRIC Interpretation 21 – Levies, issued by the International Accounting Standards Board (IASB). The document provides for the accounting for a levy liability, if the liability is in the scope of the Technical Pronouncement CPC 25, and also deals with the accounting for the liability for levy which timing and amount are not certain.

•
The amendment to CPC 01/IAS 36 – Impairment of Assets addresses the disclosure of the recoverable amount of non-financial assets. This amendment eliminates certain disclosures of the recoverable amount of cash generating units that had been included in the IAS 36 with the issue of the IFRS 13.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted --Continued

3.1	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 --Continued

•
The amendment to CPC 39/IAS 32 – Financial Instruments: Presentation, addresses the offsetting of financial assets and liabilities. This amendment clarifies that the right to offset shall not be contingent on a future event. It also shall be legally applicable to all counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. The amendment also considers liquidation mechanisms.

•
The revision of Technical Pronouncement 7 – Equity Method in Separate Financial Statements, amends the wording of the CPC 35 – Separate Financial Statements to incorporate the modifications made by the IASB to IAS 27 - Separate Financial Statements, which now permits the adoption of the equity method for subsidiaries in the separate financial statements, thus aligning the accounting practices adopted in Brazil with the international accounting standards. Especially for the IFRS purposes, the modifications to IAS 27 were early adopted.

There are no other standards or interpretations that were issued and not yet adopted that could, in the Management’s opinion, have a significant impact on the profit, loss or equity disclosed by the Company.

3.2.	New and revised interpretations already issued and not yet adopted

•	IFRS 9 - "Financial Instruments", addresses the classification, measurement and recognition of financial assets and liabilities.

The project to revise  the standards applicable to financial instruments is composed of three phases:

Phase 1: Classification and measurement of financial assets and liabilities
In relation to the classification and measurement under the terms of the IFRS 9, all recognized financial assets, which are currently included in the scope of the IAS 39, shall be later measured at amortized cost or fair value.

Phase 2: Methodology of impairment
The impairment model of the IFRS 9 reflects the expected credit losses, instead of the incurred credit losses, under the terms of the IAS 39. According to the impairment approach of the IFRS 9, it is no longer necessary that a credit event occurs before the recognition of credit losses. Rather than this, an entity always accounts for expected credit losses and the changes in such expected credit losses. The amount of expected credit losses shall be updated every reporting date of the financial statements to reflect the changes in credit risk since it was first recognized.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted --Continued

3.2.	New and revised standards and interpretation already issued and not yet adopted--Continued

Phase 3: Hedge Accounting
The requirements for accounting for hedge introduced by the IFRS 9 maintain the three types of hedge accounting mechanisms of IAS 39. On the other hand, the new standard provided more flexibility regarding the transaction types eligible to hedge accounting, more specifically the increase in the instrument types that qualify as hedge instruments and the types of risk components of non-financial items eligible to hedge accounting. Additionally, the effectiveness test was renewed and replaced by the economic relationship principle. The retroactive evaluation of the hedge effectiveness is no longer necessary. Additional disclosure requirements were introduced related to the risk management operations of an entity.

As applicable to annual period beginning on or after January 1, 2018: the early adoption of standards, although encouraged by the IASB, is not permitted in Brazil the Accounting Pronouncements Committee (CPC)

•	IFRS 15 – Revenue from contracts with customers

On May 28, 2014, the International Accounting Standards Board (IASB) and the Accounting Pronouncements Committee (CPC) issued new requirements for recognition of revenue under both IFRS and U.S. GAAP, respectively. IFRS 15 – Revenue from Contracts with Customers requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under IFRS and U.S. GAAP when it is adopted. Its application is required for annual years beginning on or after January 1, 2017, with early adoption permitted for IFRS purposes, and not permitted locally before the harmonization and approval from the CPC and CVM.

The Company is evaluating the effects of IFRS 15 and IFRS 9 on its financial statements and has not yet completed its analysis thus far, since the company has not been  able to estimate the impact of the adoption of this standard.

There is no other issued but not yet effective IFRS standards or IFRIC interpretations that could have a significant impact on the Company.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2014	2013

Cash and bank note	85,059	121,222
Securities purchased under resale agreements (a)	24,836	93,972
Total cash and cash equivalents (Note 21.i.d and 21.ii.a)	109,895	215,194

(a)
Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank. The securities are registered with Central de Custódia e de Liquidação Financeira de Títulos (“CETIP”).

As of December 31, 2014, the securities purchased under resale agreement include interest earned from 70% to 101% of Interbank Deposit Certificates (“CDI”) (from 75% to 101.8% of CDI in 2013). All transactions are with what management considers to be top tier financial institutions.

4.2.	Short-term investments

	2014	2013

Fixed-income funds (a)	326,977	706,481
Government bonds (LFT) (a)	77,911	140,210
Securities purchased under resale agreements (a)	361,226	393,648
Bank certificates of deposit (b)	103,219	291,871
Restricted cash in guarantees to loans (c)	104,039	105,380
Restricted credits (d)	73,987	171,367
Other	-	12
Total short-term investments (Note 21.i.d and 21.ii.a)	1,047,359	1,808,969

(a)
Exclusive Investment Funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)
As of December 31, 2014,  Bank Certificates of Deposit (CDBs) include interest earned varying from 70% to 108% (from 70% to 109% in 2013) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under the resale agreements; however, the Company invests in short term (up to 20 working days) through securities purchased under resale agreements taking into account the exemption of IOF tax, which is not granted in the case of CDBs.

(c)
Restricted cash in guarantees to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 e 17(b).

(d)
Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in the process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are finalized, which the Company expects to be in up to  90 days.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services

	2014	2013

Real estate development and sales	1,919,846	2,356,976
( - ) Allowance for doubtful accounts and cancelled contracts	(109,893)	(179,372)
( - ) Present value adjustments	(24,642)	(14,484)
Services and construction and other receivables	40,008	60,548
	1,825,319	2,223,668

Current	1,440,498	1,909,877
Non-current	384,821	313,791

The current and non-current portions have the following maturities:

Maturity	2014	2013

2014	-	2,103,733
2015	1,575,033	183,140
2016	187,719	61,963
2017	112,191	31,677
2018	18,969	8,275
2019 onwards	65,942	28,736
	1,959,854	2,417,524
( - ) Adjustment to present value	(24,642)	(14,484)
( - ) Allowance for doubtful account and cancelled contracts	(109,893)	(179,372)
	1,825,319	2,223,668

The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the consolidated financial statements. The balance is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2014, the amount received from customers in excess of the revenues recognized totaled R$21,236 (R$48,220 in 2013) in the consolidated financial statements, and are classified in “Payables for purchase of properties and advances from customers" (Note 18).

Accounts receivable from completed real estate units financed by the Company are in general subject to annual interest of 12% plus IGP-M variation, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the consolidated financial statements for the year ended December 31, 2014 totaled R$36,216 (R$31,419 in 2013 and R$52,184 in 2012).

The balances of allowance for doubtful accounts and cancelled contracts, are considered sufficient by the Company’s management to cover estimated future losses on realization of the accounts receivable.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

The change in the allowance for doubtful accounts and cancelled contracts for the years ended December 31, 2014 and 2013, is as follows:

	Receivables	Properties for sale (Note 6 and 24)	Net

Balance at December 31, 2012	(260,494)	180,399	(80,095)
Additions (Note 23)	(24,113)	14,895	(9,218)
Write-offs (Note 23)	105,235	(88,122)	17,113
Balance at December 31, 2013	(179,372)	107,172	(72,200)
Write-offs / (recoveries) (Note 23)	69,479	(54,863)	14,616
Balance at December 31, 2014	(109,893)	52,309	(57,584)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2014 totaled R$1,660 (R$1,214 in 2013) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries ranged from 3.27 to 4.64% in 2014 (1.98 to 3.10% in 2013), net of Civil Construction National Index (INCC).

The Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables of concluded and in construction units arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded as a liability under the heading “obligations assumed on the assignment of receivables”.

				(Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2014	2013

(i)	Jun 26, 2009	89,102	69,315	-	12,295
(ii)	Jun 27, 2011	203,915	171,694	8,851	17,146
(iii)	Dec 22, 2011	72,384	60,097	3,985	13,686
(iv)	Jul 06, 2012	18,207	13,917	1,483	2,578
(v)	Nov 14, 2012 (a)	181,981	149,025	6,151	10,639
(vi)	Dec 27, 2012	72,021	61,647	8,604	35,831
(vii)	Nov 29, 2013	24,149	19,564	9,459	17,154
(viii)	Nov 25, 2014	15,200	12,434	11,513	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

(a)
Transaction made by the associate Alphaville and its subsidiaries, at the time it was a subsidiary of the Company. The balance recorded refers to the remaining balance of the subsidiaries consolidated by the Company.

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (vi) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, and collection from defaulting customers according to the criteria of each investor, being paid for these services.

When applicable, the difference between the face value an the present value of the portfolio of receivables was recorded in profit or loss in the account “Discount related to Securitization Transaction” under financial expenses.

6.	Properties for sale

	2014	2013

Land	1,311,847	1,077,762
( - ) Adjustment to present value	(5,503)	(883)
Property under construction	905,190	630,407
Real estate cost in the recognition of the provision for cancelled contracts - Note 5	52,309	107,172
Completed units	260,808	291,232
( - ) Provision for impairment of properties for sale	(12,309)	(11,276)
	2,512,342	2,094,414

Current portion	1,695,817	1,442,019
Non-current portion	816,525	652,395

For the years ended December 31, 2014 and 2013, the change in the provision for impairment of properties for sale is summarized as follows:

Balance at December 31, 2012	(7,663)
Additions	(23,758)
Write-offs	11,009
Transfer among land available for sale (Note 8.1)	9,136
Balance at December 31, 2013	(11,276)
Additions	(4,462)
Write-offs	3,429
Balance at December 31, 2014	(12,309)

The Company has undertaken commitments to build units in exchange for land, accounted for based on the fair value of the bartered units to be delivered.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2014 is R$276,613 (R$214,298 in 2013 and R$239,327 in 2012) in the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

7.	Other accounts receivable

	2014	2013

Advances to suppliers	5,082	5,266
Recoverable taxes	76,000	70,054
Judicial deposit (Note 17)	154,939	127,405
Other	5,125	5,986

	241,146	208,711

Current portion	128,905	71,083
Non-current portion	112,241	137,628

8.	Non-current assets held for sale

8.1	Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2015. Therefore, it devised a specific plan for the sale of such land. The carrying amount of such land, adjusted to fair value less cost to sell when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2012	185,463	(46,104)	139,359
Transfer of properties for sale (Note 6)	14,715	(9,136)	5,579
Reversal/Write-offs	(28,068)	(2,023)	(30,091)
Balance at December 31, 2013	172,110	(57,263)	114,847
Additions	23,313	(24,990)	(1,677)
Reversal/Write-offs	(33,686)	31,079	(2,607)
Balance at December 31, 2014	161,737	(51,174)	110,563

Gafisa and SPEs	32,928	(26,854)	6,074
Tenda and SPEs	128,809	(24,320)	104,489

On December 9, 2013, the Company disclosed the completion of the sale transaction of its 70% interest in AUSA. As a result of this transaction, a gain of R$631,122 was recorded in the Company’s results under the heading “Net income from discontinued operations”, as shown below:

2013
Amount received	1,254,521
(-) Write-off of investments	(318,086)
(-) Write-off of goodwill	(379,829)
(-) Transaction cost	(16,336)
540,270
Income from equity method investments	166,964
Tax expenses	(76,112)
631,122

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

8.	Non-current assets held for sale --Continued

8.2	Non-current assets held for sale and profit from discontinued operations

In accordance with the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main lines in the statement of operations and cash flows of AUSA:

Statement of profit or loss	2013(a)	2012

Net operating revenue	810,397	785,182
Operating costs	(429,066)	(377,071)
Operating expenses, net	(140,838)	(161,710)
Income from equity method investments	3,445	7,732
Financial expenses	(27,258)	(35,588)
Income tax and social contribution	(21,783)	(14,417)
	194,897	204,128
Noncontrolling interests	(18,459)	(7,543)
Net income for the year	176,438	196,585

Cash flows	2013(a)	2012

Operating activities	(197,093)	63,010
Investing activities	66,664	(52,455)
Financing activities	(1,350)	119,359

(a) Balance referred to the period ended December 9, 2013, date of completion of the sale of controlling interests in AUSA.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investments in associates

(i)	Ownership interest

(a)	Associates and jointly-controlled investees

		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2012

Construtora Tenda S/A	-	100%	100%	2,125,190	1,066,713	1,058,477	1,127,969	(109,437)	(90,926)	-	-	-	(3,911)	-
Alphaville Urbanismo S.A	(a)	30%	10%	2,036,491	1,474,827	561,664	454,054	107,662	176,021	168,499	136,216	32,283	-	-
Shertis Emp. e Part. S.A.	(a)	0%	100%	-	-	-	267,415	-	211,489	-	(75)	-	(75)	-
Gafisa SPE-116 Emp. Imob. Ltda.	(b)	50%	50%	80,153	1,533	78,620	82,075	(5,380)	8,939	39,310	41,038	(2,690)	4,470	3
SPE Parque Ecoville Emp. Imob. Ltda	-	100%	100%	84,962	48,289	36,673	40,008	(3,335)	8,101	-	-	-	-	5,231
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	50%	35,449	51	35,398	2,829	8	(46)	-	382	-	-	(30)
Varandas Grand Park Em. Im. Ltda	(b)(d)	50%	50%	127,320	70,559	56,761	25,982	5,924	2,341	28,380	12,991	4,642	1,430	1,332
Sitio Jatiuca Emp. Imob. SPE Ltda	(b)	50%	50%	60,005	4,351	55,654	64,035	2,591	(5,951)	27,827	32,018	1,295	(2,975)	5,041
Gafisa e Ivo Rizzo SPE-47 Ltda	(b)	80%	80%	31,485	43	31,442	31,275	1	(1)	25,153	25,020	1	(1)	(310)
Parque Arvores Empr. Imob. Ltda.	(b)(d)	50%	50%	39,599	-	39,599	37,990	4,072	9,749	24,502	24,550	5,519	6,371	(7,161)
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	50%	18,020	64	17,956	1,797	49	(157)	-	(93)	-	-	(93)
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	60%	5,505	-	5,505	16,391	175	(194)	-	9,835	90	(116)	176
Gafisa SPE 71 Emp. Imob. Ltda.	(b)	100%	80%	15,861	1,619	14,242	19,617	(79)	709	-	15,694	610	567	40
Parque Aguas Empr. Imob. Ltda.	(b)(d)	50%	50%	17,046	-	17,046	17,188	2,255	3,671	11,589	11,640	2,925	2,529	(568)
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	80%	19,669	8,179	11,490	13,831	1,009	(383)	-	11,065	597	(306)	1,660
Alto Da Barra De Sao Miguel Em. Im. SPE Ltda	(b)	50%	50%	23,487	983	22,504	22,943	(439)	819	11,252	11,472	(315)	410	663
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	63,578	42,452	21,126	55,886	(1,367)	2,365	-	-	-	-	(292)
Gafisa SPE-113 Emp. Imob. Ltda.	(b)	60%	60%	72,017	54,896	17,122	15,648	3,061	(3,559)	10,273	9,389	1,837	(2,136)	6,130
Gafisa SPE - 122 Emp. Imob. Ltda.	-	100%	100%	39,295	29,170	10,125	(230)	10,355	-	-	-	-	-	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investments in associates --Continued

(i)	Ownership interest --Continued

(a)	Associates and jointly-controlled investees --Continued

		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2012

Gafisa SPE 55 Emp. Imob. Ltda.	(b)(c)	80%	0%	15,543	3,084	12,459	-	3,743	-	9,967	-	566	-	(1,344)
Atins Emp. Imob.s Ltda.	(b)	50%	0%	26,221	10,819	15,402	-	72	-	7,701	-	37	-	-
Aram Spe Empr. Imob. Ltda.	-	100%	100%	7,923	946	6,977	5,981	4,326	1,328	-	306	-	(6,649)	(2,852)
Gafisa SPE-85 Emp. Imob. Ltda.	(b)	80%	80%	43,021	35,282	7,739	7,064	815	(15,952)	6,191	5,651	652	(12,761)	118
Costa Maggiore Empr. Imob. Ltda.	(b)	50%	50%	13,552	1,563	11,989	15,463	1,626	3,789	5,994	10,307	936	1,977	1,030
Dubai Residencial Empr. Imob. Ltda.	(b)(d)	50%	50%	6,523	-	6,523	19,400	227	10,985	5,531	12,895	(4,303)	5,581	(674)
Prime Empr. Imob. Ltda.	(b)(d)	50%	50%	16,974	6,100	10,874	6,322	(5,064)	563	5,437	3,161	1,010	393	(475)
O Bosque Empr. Imob. Ltda.	(b)	60%	60%	8,735	283	8,453	9,123	(410)	(701)	5,072	5,460	(245)	(163)	(125)
Gafisa Spe 48 S/A	-	80%	80%	8,574	4,026	4,547	68,652	1,714	(35)	3,638	54,922	1,371	(28)	11,174
Patamares	-	0%	0%	-	-	-	-	-	-	-	-	-	-	4,584
Reserva Ecoville Spe 28	-	0%	0%	-	-	-	-	-	-	-	-	-	-	7,266
OCPC01 adjustment - capitalized interests	(e)			-	-	-	-	-	-	-	-	-	3,527	(2,366)
Other (*)	-			89,690	(25,392)	115,082	737,783	(10,828)	(14,051)	13,065	38,094	(1,654)	(11,914)	2,680

Gafisa SPE 55 Emp. Imob. Ltda.	(c)	0%	80%	-	-	-	47,591	-	-	-	41,278	-	(537)	(1,344)
Saí Amarela S.A.	(b)	50%	50%	2,384	30	2,354	1,935	(99)	(153)	918	968	(50)	(1,920)	1,840
Gafisa SPE-51 Emp. Imob. Ltda.	(b)	60%	60%	5,463	1,509	3,954	4,414	(458)	(1,208)	2,372	2,647	(275)	(725)	-
Other	-			1,019	84	934	13,752	57	(17,202)	417	1,690	(5)	(160)	31
Indirect jointly-controlled investees of Gafisa	-			8,866	1,623	7,242	67,692	(500)	(18,563)	3,707	46,583	(330)	(3,342)	527

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,886	3	4,883	4,696	6	(1)	2,685	2,583	3	(1)	2
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,351	437	20,914	20,836	55	305	12,548	12,502	33	183	139
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,549	607	11,942	11,758	184	2	7,165	7,055	110	1	140
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	39,897	1,338	38,559	39,404	(822)	1,303	21,207	21,672	(451)	716	1,174
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	53,542	23,938	29,604	27,452	(2,643)	6,180	20,723	19,217	(1,851)	4,326	2,684
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	22,966	11,207	11,759	15,155	(3,047)	(5,303)	8,231	10,608	(2,133)	(3,712)	2,110
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	32,709	963	31,746	29,964	1,597	4,286	22,221	20,975	1,117	3,000	725
Fit 13 SPE Emp. Imob. Ltda.	-	50%	50%	38,077	6,601	31,476	31,207	99	15,386	18,399	31,222	49	16,314	33,001
Ac Participações Ltda	-	100%	80%	25,752	5,333	20,419	23,755	(3,906)	1,929	-	19,004	(3,906)	1,543	(847)
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,351	544	10,807	10,044	764	(2,041)	8,646	8,035	611	(1,633)	(2,087)
Fit Campolim SPE Emp. Imob. Ltda.	-	55%	55%	6,726	-	6,726	6,623	(1)	(8)	3,699	3,643	(1)	(4)	23
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,401	588	8,813	8,899	(68)	(203)	4,406	4,450	(41)	(100)	37
Jardim São Luiz SPE Incorp. Ltda.	-	100%	50%	8,131	666	7,465	7,130	-	(90)	-	3,565	-	(45)	(1)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	26,453	-	26,453	35,230	2,595	9,538	18,646	17,615	1,304	6,260	(4,226)
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	14,423	1,992	12,431	15,354	(1,311)	(597)	6,215	7,379	(670)	(298)	217
SPE Franere Gafisa 08 Emp. Imob. Ltda.	-	50%	50%	90,554	52,936	37,618	59,996	(25,394)	11,987	18,809	29,998	(12,697)	5,993	449
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,812	1,109	11,703	16,957	(810)	(378)	5,852	8,289	(403)	(189)	389
Other	-			-	-	-	5,236	-	(8)	-	(2,110)	(256)	(1,100)	(1,810)
Indirect jointly-controlled investees of Tenda	-			431,580	108,262	323,318	369,696	(32,702)	42,287	179,452	225,702	(19,182)	31,254	32,119

Subtotal				5,572,334	2,950,325	2,622,009	3,546,489	(14,476)	360,739	592,540	744,223	25,652	14,132	63,484

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

9.	Investments in associates --Continued

(i)	Ownership interest --Continued

(a)	Associates and jointly-controlled investees —Continued

		Ownership interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Direct investees		2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2012

Addition to remeasurement of investment in associate	(f)									375,853	375,853	-	-	-
Total investments										968,393	1,120,076	25,652	14,132	63,484
(*)Includes companies with investment balances below R$5,000.

	Interest - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Provision for capital deficiency		Income from equity method investments
Direct investees	2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013	2012
Provision for net capital deficiency (g):
Manhattan Residencial 01 Spe Ltda	50%	50%	82,135	147,813	(65,678)	(43,283)	(21,017)	(1,401)	(32,839)	(21,642)	(10,509)	(6,762)	(3,694)
Other (*)			23	120	(97)	355	(74)	(129)	(42)	501	4,120	-	(4,187)
Total provision for capital deficiency			82,158	147,933	(65,775)	(42,928)	(21,091)	(1,530)	(32,881)	(21,141)	(6,389)	(6,762)	(7,881)

Total Income from equity method investments											19,263	7,370	55,603

(a)
In October 2014, the subsidiary Shertis, whose only asset was the ownership interest of 20% in the subsidiary AUSA, was merged into the Company. Accordingly, the parent company started to hold 30% of interest in AUSA.

(b)	Joint venture.
(c)
Entities reclassified from unincorporated venture (SCP) to the parent company (see item (e), in view of the settlement of the obligations provided for in the contract, and its subsequent dissolution (Note 15).

(d)
The Company recorded the amount of R$6,053 in Income from equity method investments for 2014 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(e)	Charges of the parent company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.
(f)
Amount related to the addition of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853. The increase presented in the parent company in the year 2014 refers to the merger of the subsidiary Shertis, according to item (a).

(g)	Provision for capital deficiency is recorded in account “Other payables” (Note 16).

(b)	Change in investments

Balance at December 31, 2013	1,120,076
Income from equity method investments	25,652
Capital contribution (decrease)	5,466
Dividends received	(49,849)
Acquisition/sale of interests	(5,748)
Effect on the change in the consolidation criteria due to acquisition or sale of interest	(104,008)
Other investments	(23,196)
Balance at December 31, 2014	968,393

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

10.	Property and equipment

Type	2013	Addition	Write-off	100% depreciated items	2014
Cost
Hardware	32,722	4,177	-	(14,566)	22,333
Vehicles	979	-	-	(979)	-
Leasehold improvements and installations	34,256	6,697	(3,187)	(13,250)	24,516
Furniture and fixtures	5,764	1,268	(468)	(1,111)	5,453
Machinery and equipment	3,836	804	(616)	(4)	4,020
Molds	8,130	10,035	-	(8,130)	10,035
Sales stands	203,236	19,327	(3,379)	(204,101)	15,083
	288,923	42,308	(7,650)	(242,141)	81,440

Accumulated depreciation
Hardware	(21,820)	(4,203)	-	14,566	(11,457)
Vehicles	(979)	-	-	979	-
Leasehold improvements and installations	(21,499)	(5,721)	1,745	13,250	(12,225)
Furniture and fixtures	(3,662)	(565)	1	1,111	(3,115)
Machinery and equipment	(1,104)	(398)	-	4	(1,498)
Molds	(6,945)	(2,605)	505	8,130	(915)
Sales stands	(196,529)	(14,481)	3,370	204,101	(3,539)
	(252,538)	(27,973)	5,621	242,141	(32,749)

	36,385	14,335	(2,029)	-	48,691
The following useful lives and rates are used to calculate depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Vehicles	5 years	20
Molds	5 years	20
Sales stands	1 year	100

11.	Intangible assets

	2013				2014
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476
Cipesa (Note 9)	40,687	-	-	-	40,687
Provision for impairment of goodwill (Note 9)	(23,083)	-	(17,604)	-	(40,687)
	43,080	-	(17,604)	-	25,476
Other intangible assets
Software – Cost	104,625	13,389	(1,158)	(15,275)	101,581
Software – Accumulated depreciation	(54,708)	-	(19,122)	15,275	(58,555)
Other	13,343	2,695	(7,637)	-	8,401
	63,260	16,084	(27,917)	-	51,427

	106,340	16,084	(45,521)	-	76,903

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over five years (20% per year).

Goodwill arises from the difference between the consideration transferred and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

11.	Intangible assets --Continued

The Company evaluated the recovery of the carrying amount of goodwill based on the “value in use”, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units or group of assets that provides the generation of cash flows. The discount rate used to determine the present value of future cash flows was the Company’s cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2015 and 2019 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets resulted in the need for recognizing a provision for impairment in the year ended December 31, 2014 in the amount of R$17,604 (R$963 in 2013) related to the goodwill on acquisition of CIPESA.

12.	Loans and financing

Type	Maturity	Annual interest rate	2014	2013

National Housing System - SFH /SFI (i)	January 2015 to December 2018	8.30% to 11.00% + TR 117% of CDI 12.87% Fixed	1,128,514	1,088,258
Certificate of Bank Credit - CCB (ii)	June 2015 to July 2017	117.9% of CDI 2.20% + CDI 13.20% Fixed	268,911	550,052
			1,397,425	1,638,310

Current portion			550,058	590,386
Non-current portion			847,367	1,047,924

(i)
The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and count on secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment of receivables.

On September 29, 2014, the Company took out a loan for building a Real Estate Venture in the amount of R$194,000, and the final maturity is dated for October 8, 2018. The loans is backed by secured guarantee represented by a first-grade mortgage of select real estate ventures of the Company and fiduciary assignment of real estate receivables of these selected ventures. This contract has clauses that restrict the ability of taking some actions, and may require the early maturity in case these clauses are not fulfilled. As of December 31, 2014, the Company is compliant with all of its contractual obligations.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

12.	Loans and financing —Continued

(ii)
On September 29, 2014, the Company settled R$66,000 in advance related to the debt balance of Certificates of Bank Credit (CCB) with secured guarantee and final maturity on May 2, 2016, discharging the Company from all commitments taken on this contract as of such date.

Rates

•	CDI - Interbank Deposit Certificate;
•	TR - Referential Rate.

The maturities of the current and non-current installments are as follows:

Maturity	2014	2013

2014	-	590,386
2015	550,058	642,328
2016	506,207	296,464
2017	252,605	107,901
2018	88,555	1,231
	1,397,425	1,638,310

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2014 and 2013 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of construction of each venture and land, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of costs of loans eligible for capitalization ranges from 10.95% to 12.24% as of December 31, 2014 (9.14 to 10.14% in 2013).

The following table shows the summary of financial expenses and charges and the capitalized rate in the accounts “properties for sale”.

	2014	2013	2012

Total financial charges for the year	354,968	309,006	285,964
Capitalized financial charges	(233,905)	(132,183)	(121,944)

Financial expenses (Note 25)	121,063	176,823	164,020

Financial charges included in “Properties for sale”:

Opening balance	214,298	239,327	274,478
Capitalized financial charges	233,905	132,183	121,944
Charges recognized in profit or loss (Note 24)	(171,590)	(157,212)	(157,095)

Closing balance (Note 6)	276,613	214,298	239,327

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2014	2013

Sixth placement (i)	100,000	CDI + 1.30%	June 2014	-	151,513
Seventh placement (ii)	525,000	TR + 9.8205%	December 2017	502,033	551,855
Eighth placement / first series (iii)	144,214	CDI + 1.95%	October 2015	147,640	294,073
Eighth placement / second series (iv)	11,573	IPCA + 7.96%	October 2016	15,185	14,216
Ninth placement (v)	130,000	CDI + 1.90%	July 2018	134,624	-
First placement (Tenda) (vi)	380,000	TR + 9.25%	October 2016	389,617	409,561
				1,189,099	1,421,218

Current portion				504,387	563,832
Non-Current portion				684,712	857,386

(i)
On June 2, 2014, the Company made the payment in the amount of R$158,969, of which R$100,000 related to the Face Value of the Placement and R$58,969 related to the interest payable, thus settling all obligations of its 6th Debenture Placement.

(ii)	In the year ended December 31, 2014, the Company made the payment in the amount of R$107,075, of which R$50,000 related to the Face Value of the Placement and R$57,075 related to the interest payable.

(iii)
In the year ended December 31, 2014, the Company made the payment in the amount of R$179,356, of which R$144,214 related to the Face Value of the Placement and R$35,142 related to the interest payable.

(iv)	On October 15, 2014, the Company made the payment in the amount of R$1,176 related to the interest payable of this placement.

(v)
On July 22, 2014, the Company approved the ninth private placement of non-convertible debentures, with general guarantee, in only one series in the amount of R$130,000, fully paid-in on July 28, 2014 with final maturity on July 27, 2018. The proceeds from the placement will be used in the development of select real estate ventures and their general guarantees are represented by the fiduciary assignment of real estate receivables and the real estate mortgage of such ventures. The face value of the Placement will accrue interest corresponding to the cumulative variation of the DI (Interbank Deposit tax) plus a spread equivalent to 1.90% p.a.. This placement was subject to an assignment to the securitization company by its debenture holders, which later issued mortgage-backed securities (CRI). On this same date, the Company entered into an interest rate swap transaction to mitigate its exposure to the index in question, as detailed in Note 21.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

13.	Debentures--Continued

(vi)
On March 28, 2014, the partial deferment of the payment for the fourth installment of the face value of this placement was approved in the amount of R$90,000 until May 1, 2014, while R$10,000 should be paid on the original due date on April 1, 2014. On April 17, 2014, all of the debenture holders of the first placement  of subsidiary Tenda unanimously approved without any exception: (a) the change in the maturity schedule of this placement to the following amounts and due dates: (i) R$10,000 on April 1, 2014, (ii) R$10,000 on October 1, 2014, (iii) R$80,000 on April 1, 2015, (iv) R$100,000 on October 1, 2015, (v) R$100,000 on April 1, 2016, (vi) R$100,000 on October 1, 2016; (b) reduction in the Guaranteed Percentage to 130% of Eligible Receivables; (c) reduction to three (3) months the period for retaining the amounts in the Centralized Account previous to the maturity of each amortization and/or interest installment; (d) change in the definition of associate credit (“crédito associativo”), a government real estate finance aid, of the Indenture; (e) permission for cancelling the restriction of Receivables in case of guarantee surplus; (f) exclusion of the possibility of early redemption and/or early amortization of Debentures. In the year ended December 31, 2014, the Company made the payment in the amount of R$58,849, of which R$20,000 related to the Face Value of the Placement, and R$38,948 related to the interest payable.

Maturities of current and non-current installments are as follows.

Maturity	2014	2013

2014	-	563,832
2015	504,387	499,093
2016	375,778	158,292
2017	244,690	200,001
2018	64,244	-
	1,189,099	1,421,218

As mentioned in Note 4.2, as of December 31, 2014, the balance of cash in guarantee to loans in investment funds in the amount R$104,039 (R$105,380 in 2013) in the consolidated financial statements, is pledged as part of the calculation of the guarantee of the 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2014 and 2013 are as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

13.	Debentures--Continued

	2014	2013
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-9.33 times	-6.21 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.32%	-31.6%
Total account receivable plus unearned revenue plus total inventory of finished units required to be at least 1.5 times over net debt plus payable for purchase of properties plus unappropriated cost	2.10 times	2.79 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-5.32 times	-4.31 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	-19.32%	-31.6%

Ninth placement
Total account receivable plus inventory required to be below zero or greater than 2.0 times over net debt	3.86 times	n/a
Net debt cannot exceed 100% of equity plus noncontrolling interests	46.73%	n/a

	2014	2013
First placement – Tenda
Total accounts receivable plus inventory required to be either greater than or equal to 2.0 times net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE(5) is always above zero.
	-2.75 times	-2.49 times
Net debt less debt with secured guarantee (3) shall not be in excess of 50% of equity.	-46.72%	-56.97%
Total account receivable plus unearned revenue plus total inventory of finished units required to be greater than 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero
	2.89 times	56.85 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.
(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet
(3)
Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total receivables.
(5)	Total inventory.

14.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio, described in Notes 5(i) to 5(viii) are as follows:

	2014	2013

Assignment of receivables:
CCI obligation Jun/09 - Note 5(i)	-	12,295
CCI obligation Jun/11 - Note 5(ii)	8,851	17,146
CCI obligation Dec/11 - Note 5(iii)	3,985	13,686
CCI obligation Jul/12 - Note 5(iv)	1,483	2,578
CCI obligation Nov/12 - Note 5(v) (a)	6,151	10,639
CCI obligation Dec/12 - Note 5(vi)	8,604	35,831
CCI obligation Nov/13 - Note 5(vii)	9,459	17,154
CCI obligation Nov/14 - Note 5(viii)	11,513	-
FIDC obligation – (b)	6,083	6,381
Other	-	4,187
	56,129	119,897

Current portion	24,135	82,787
Non-current potion	31,994	37,110

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables --Continued

Regarding the above transactions, except for item (a), the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

The obligation of item (a), is guaranteed by the issuance of Subordinated Mortgage-backed Securities (CRI) limited to 4% of the issuance amount, not having right of recourse above this limit.

(b)
On May 28, 2013, the Company settled its obligations of the Gafisa Credit Rights Investment Fund (FIDC). The Company had obligations arising from the pledge of guarantees in favor of the assignee, which were maintained by the successor of Gafisa FIDC. Until the total fulfillment of the latter, these amounts are classified in a specific account in current and non-current liabilities.

15.	Payables to venture partners

	2014	2013

Payable to venture partners (a)	-	103,814
Usufruct of shares (b)	11,030	19,866

	11,030	123,680

Current portion	6,317	112,886
Non-current portion	4,713	10,794

Maturities of current and non-current portions are as follows:

	2014	2013

2014	-	112,886
2015	6,317	6,080
2016	3,573	3,574
2017	1,140	1,140
Total	11,030	123,680

(a)
In January 2008, the Company formed an unincorporated venture (“SCP”), the main objective of which was to hold interest in other real estate development companies. At a meeting of the venture partners held on February 3, 2014, they decided to reduce the SCP capital by R$100,000 Class B shares and, as consequence of this resolution, the SCP paid the amount of R$100,000 to the partners that held such shares and R$4,742 related to the mandatory minimum dividend, thus fulfilling all obligations arising from this contract, with subsequent dissolution of the SCP created for this purpose.

(b)
The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2014, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$11,500 (Note 9).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

16.	Other payables

	2014	2013

Acquisition of interests	2,395	5,102
Provision for penalties for delay in construction works	7,663	14,530
Cancelled contract payable	27,607	38,901
Warranty provision	52,167	53,006
Deferred sales taxes (PIS and COFINS)	14,163	40,461
Provision for net capital deficiency (Note 9)	32,882	25,448
Long-term suppliers	12,117	29,780
Other liabilities	39,446	39,386

	188,440	246,614

Current portion	157,896	176,740
Non-current portion	30,544	69,874

17.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative claims at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the year ended December 31, 2014, the changes in the provision are summarized as follows:

	Civil lawsuits(i)	Tax proceedings (ii)	Labor claims	Total
Balance at December 31, 2012	138,615	14,670	55,075	208,360
Additional provision (Note 24)	48,692	-	29,710	78,402
Payment and reversal of provision not used	(52,824)	(14,497)	(21,513)	(88,834)
Balance at December 31, 2013	134,483	173	63,272	197,928
Additional provision (Note 24)	65,699	600	46,765	113,064
Payment and reversal of provision not used	(42,340)	(359)	(28,719)	(71,418)
Balance at December 31, 2014	157,842	414	81,318	239,574

Current portion	91,665	218	11,151	103,034
Non-current portion	66,177	196	70,167	136,540

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2014, the Company and its subsidiaries have deposited in court the amount of R$154,939 (R$127,405 in 2013) in the consolidated financial statements (Note 7) to cover civil claims (R$106,731); labor claims (R$35,858) and tax claims (R$12,350) in connection with legal claims.

(i)
As of December 31, 2014, the provisions related to civil claims include R$65,016 (R$67,480 in 2013) related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff believes that the Company should be liable for the debts of Cimob, as the Company would have taken on the obligations of Cimob after acquisition (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there are judicial deposits amounting to R$62,381 (R$48,823 in 2013) related to these lawsuits.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, which is the reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims to  file a lawsuit against Cimob and its former and current parent companies to argue  that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed only by Cimob.

(ii)
The former subsidiary AUSA, current associate, is a party to legal and administrative claims related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircrafts in 2001 and 2005, respectively, under leasing agreements without purchase option. The likelihood of loss in the ICMS, after review by the legal advisor was reclassified as possible.

According to the negotiation of the sale of controlling interest of 70% in AUSA to Private Equity AE Investimentos e Participações S.A., it was agreed in the purchase and sale contract that the Company would cover the court costs in the event of unfavorable decision. The contingency amount considered by the legal advisor as possible, is R$16,638 as of December 31, 2014 (R$15,925 in 2013).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments --Continued

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

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor to have possible losses in the amount of R$13,734 for the Company.

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2014, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of claims with likelihood of loss considered possible amounted to R$561,056 (R$435,046 in 2013), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for possible losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts.

	2014	2013

Civil lawsuits	441,083	331,976
Tax proceedings	53,586	45,413
Labor claims	66,387	57,657
	561,056	435,046

(b)	Payables related to the completion of real estate ventures

The Company and its subsidiaries are committed to completing units sold and to comply with the Laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

As of December 31, 2014, the Company and its subsidiaries have restricted cash which will be released at the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

17.	Provisions for legal claims and commitments --Continued

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 28 properties where its facilities are located, at a monthly cost of R$1,078 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three months’ rent or in proportion to the contract expiration time.

18.	Payables for purchase of properties and advances from customers

	2014	2013

Payables for purchase of properties	331,436	262,902
Adjustment to present value	(5,619)	(873)
Advances from customers
Development and sales (Note 5)	21,236	48,220
Barter transaction - Land	244,689	178,100

	591,742	488,349

Current portion	490,605	408,374
Non-current portion	101,137	79,975

19.	Equity

19.1.	Capital

As of December 31, 2014 and 2013, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 408,066,162 (435,559,201 in 2013) registered common shares, without par value, of which 29,881,286 (19,099,486 in 2013) were held in treasury.

According to the Company’s articles of incorporation, capital may be increased without the need of making amendment to it, upon resolution of the Board of Directors, which may set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On February 26, 2014, the Board of Directors of Tenda approved the termination of the repurchase program of common shares issued by Gafisa, approved on December 9, 2013, for holding them in treasury and later selling them. In the period of the program, 7,000,000 shares were acquired in the market, in the total amount of R$22,728.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.1.	Capital --Continued

On the same date, the Board of Directors of the Company created a repurchase program of its common shares aimed at holding them in treasury and later selling or cancelling them, limiting the acquisition to 17,456,434 shares to be carried out within 365 days. In the year ended December 31, 2014, there was the acquisition of the totality of shares of the program in the amount of R$52,097. Additionally, the Company transferred 5,463,395 shares in the total amount of R$17,583 related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$6,921.

On November 18, 2014, the Company approved the cancellation of 11,993,039 common shares issued by the Company and held in treasury, without a capital decrease, and ended the repurchase program initiated on February 26, 2014 since all approved shares had been acquired. On the same date, having observed the approval granted by the CVM, it authorized the private acquisition for holding in treasury of 25,500,000 shares issued by the Company originally acquired by Tenda, which was settled on November 28, 2014, for the amount of R$61,860.

Additionally, on this same date, a new program was approved to repurchase the common shares issued by the Company to hold them in treasury and later sell or cancel them, over a period of 365 days, up to the limit of 16,257,130 shares, which was amended on December 3 to permit the additional acquisition of 13,950,000 shares, with a limit totaling 30,207,130 shares. On December 3, 2014, a resolution was taken on the cancellation of 15,500,000 common shares issued by the Company held in treasury, without a capital decrease.

In the year ended December 31, 2014, the Company acquired 19,281,800 shares in the scope of the repurchase program approved on November 18, 2014, for the amount of R$40,440.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.1.	Capital --Continued

Treasury shares - 12/31/2014
Type	GFSA3	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20//2001	599,486	2.8880	0.14%	1,319	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	2,200	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	19,800	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	18,700	31,369
1 st quarter 2014	14,900,000	3.2297	3.42%	32,780	48,168
2 nd quarter 2014 (transfer)	(4,169,157)	3.2168	-1.03%	(9,172)	(13,424)
2 nd quarter 2014	1,000,000	3.1843	0.25%	2,200	3,187
3rd quarter 2014 (transfer)	(1,294,238)	3.2135	-0.30%	(2,847)	(4,159)
3rd quarter 2014	752,900	2.9283	0.17%	1,656	2,206
4th quarter 2014	27,085,334	2.0956	6.64%	59,588	61,704
4th quarter 2014 (cancellations)	(27,493,039)	3.3351	-6.74%	(60,485)	(91,693)
	29,881,286	2.6458	6.80%	65,739	79,059
(*)	Market value calculated based on the closing share price at December 31, 2014 (R$2.20), not considering the effect of occasional volatilities.

Treasury shares - 12/31/2013
Type	GFSA3 common	R$	%	R$ thousand	R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	Market value (*)	Carrying value
11/20/2001	599,486	2.8880	0.14%	2,116	1,731
1st quarter 2013	1,000,000	4.3316	0.23%	3,530	4,336
2nd quarter 2013	9,000,000	3.9551	2.07%	31,770	35,634
4th quarter 2013	8,500,000	3.6865	1.95%	30,005	31,369
	19,099,486	3.8258	4.39%	67,421	73,070
(*)	Market value calculated based on the closing share price at December 31, 2013 (R$3.53), not considering the effect of occasional volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of legal claims (Note 17(a)(i)).

In the year of 2013, issuances of shares due to the exercise of stock options were approved in the amount of R$4,868, with the issuance of 2,329,422 new common shares.

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2012	432,630
Exercise of stock options	2,330
Repurchase of treasury shares	(18,500)
Outstanding shares as of December 31, 2013	416,460
Repurchase of treasury shares	(43,739)
Transfer related to the stock option program	5,463
Outstanding shares as of December 31, 2014	378,184

Weighted average shares outstanding	401,905

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.2.	Allocation of profit (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows, after deduction of occasional accumulated losses and provision for taxes and social contribution: (i) 5% to legal reserve, reaching up to 20% of capital stock or when the legal reserve balance plus that of capital reserves is in excess of 30% of capital stock; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and consolidated financial statements related to the year 2014.

The allocation of net income for 2013 and the absorption of losses for 2014 by the income reserve are as follow:

Net income for 2013	867,443
(-) Absorption of accumulated losses balance	(235,582)
(-)Legal reserve (5%)	(31,593)
(=) Calculation basis	600,268
Minimum mandatory dividend (25%)	150,067
Interest on equity declared for the year (i)	130,192
(-) Withholding income tax (IRRF) on interest on equity	(13,045)
Dividend to be declared	32,920
Reserve for investments as of December 31, 2013	437,156
(-) Treasury shares sold and cancelled (Note 19.1)	(102,355)
Net loss for 2014	(42,549)
Reserve for investments as of December 31, 2014	292,252

On February 12, 2014, the Company made the settlement of interest on equity in the net amount of R$117,122.

On December 11, 2014, the Company carried out the settlement of mandatory dividends declared at the Annual Shareholders’ Meeting related to the year ended December 31, 2013 in the amount of R$32,920.

19.3.	Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 24) in the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014	2013	2012

Gafisa	15,489	17,263	18,318
Tenda	838	156	580
	16,327	17,419	18.898
Alphaville (Note 8.2)			8,741
			27,639

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.3.	Stock option plan --Continued

(i)	Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2010, 2011, 2012, 2013 and 2014 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the years ended December 31, 2014 and 2013, including the respective weighted average exercise prices are as follows:

	2014		2013
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,908,128	1.47	9,742,400	1.32
Options granted	4,361,763	1.93	5,383,627	1.86
Options exercised (i)	(5,463,395)	1.26	(2,329,422)	2.09
Options expired	(748,518)	3.66	-	-
Options forfeited	(515,335)	0.04	(888,477)	0.39

Options outstanding at the end of the year	9,542,643	1.49	11,908,128	1.47

(i)	In the year ended December 31, 2014, the amount received through exercised options was R$6,921 (R$4,867 in 2013).

As of December 31, 2014, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

9,542,643	4.09	1.49	1,178,113	2.53

During the year ended December 31, 2014, the Company granted 4,361,763 options in connection with its stock option plan comprising common shares (5,383,627 options granted in 2013).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.3.	Stock option plan --Continued

The fair value of the new options granted was R$7,464 (R$11,048 in 2013), which was determined based on the following assumptions:

	2014	2013
Pricing model	MonteCarlo	Binomial	MonteCarlo

Exercise price of options (R$)	R$3.13 type A and R$0.01 type B	R$4.05	R$4.08 e R$0.01
Weighted average price of options ( (R$)	R$ 1.93	R$4.05	R$1.11
Expected volatility (%) – (*)	55%	40%	40%
Expected option life (years)	4.66 years	12.43 years	2.45 years
Dividend income (%)	1.90%	1.90%	1.90%
Risk-free interest rate (%)	10.55%	7.23%	7.23%

 (*)The volatility was determined based on regression analysis of the ratio of the share volatility of the parent company, Gafisa S.A., to the Ibovespa index.

For the year ended December 31, 2014, the Company recognized in the account "Other income (expenses), net", the expenses with the stock option plan of the former subsidiary Alphaville Urbanismo S.A., in the amount of R$17,679 related to the balance payable of exercised options, according to the contract between the parties (Note 24).

(ii)	Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance. As of December 31, 2014, the amount of R$14,965 (R$14,939 as of December 31, 2013), related to the reserve for granting options of Tenda is recognized under the account “Related Parties” of the parent company Gafisa.

On August 11, 2014, the Board of Directors of the subsidiary Tenda granted a total of 41,090,354 stock options to employees and management of the Tenda (beneficiaries).The following list show the shares and their applicable   exercise dates: 640,806 on March 31, 2017; 8,218,067 on March 31, 2018; 31,270,289 on March 31, 2019; and 961,192 on March 31, 2020.

On November 12, 2014, the Board of Directors of Tenda approved a complementary grant of 1,169,333 stock options at the exercise price of R$0.77, of which 233,867 have an exercise date on March 31, 2018 and 935,466 on March 31, 2019.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from five to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

19.	Equity --Continued

19.3.	Stock option plan --Continued

The fair value of the new options granted was R$9,346, which was determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	R$0.77
Weighted average price of options (R$)	R$0.76
Expected volatility (%) – (*)	31.02%
Expected option life (years)	4.05
Risk-free interest rate (%) (**)	11.81%

 (*) The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The risk-free interest rate of the market for the option term on the grant date varied between 11.66% and 11.81%.

20.	Income tax and social contribution

(i)	Current income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2013	2012

Income (loss) before income tax and social contribution, and statutory interest	(28,450)	239,368	(261,585)
Income tax benefit (expense) calculated at the applicable rate - 34%	9,673	(81,385)	88,939
Net effect of subsidiaries taxed by presumed profit	(2,085)	(2,316)	20,346
Tax losses (tax loss carryforwards used)	(9,555)	4,694	(630)
Income from equity method investments	5,249	2,507	18,905
Effect of the income from discontinued operations	-	(89,398)	-
Stock option plan	(11,562)	(5,923)	(6,426)
Other permanent differences	(7,280)	(18,443)	(623)
Charges on payables to venture partners	2,509	6,847	(1,825)
Tax benefits recognized (not recognized)	(2,224)	180,605	(138,908)
	(15,275)	(2,812)	(20,222)

Tax expenses - current	(33,330)	(23,690)	(17,403)
Tax income (expenses) - deferred	18,055	20,878	(2,819)

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

20.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution --Continued

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and underlain by internal assumptions and future economic scenarios that enable its total or partial use. As of December 31, 2014 and 2013, the Company has not recognized any deferred tax assets calculated on the tax loss and temporary differences of the subsidiary Tenda.

As of December 31, 2014 and 2013, deferred income tax and social contribution are from the following sources:

	2014	2013
Assets
Provisions for legal claims	81,455	67,296
Temporary differences – PIS and COFINS deferred	14,960	15,566
Provisions for realization of non-financial assets	12,793	22,852
Temporary differences – CPC adjustment	18,656	31,819
Other provisions	92,384	76,736
Income tax and social contribution loss carryforwards	301,598	288,712
Tax credits from downstream merger	28,165	9,226
Tax benefits not recognized	(276,758)	(274,534)
	273,253	237,672

Liabilities
Negative goodwill	(92,385)	(91,323)
Temporary differences –CPC adjustment	(111,294)	(127,790)
Differences between income taxed on cash basis and recorded on an accrual basis	(104,314)	(75,211)
	(307,993)	(294,324)

Total net	(34,740)	(56,652)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	2014			2013
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	887,052	887,052		849,150	849,150	-
Deferred tax asset (25%/9%)	221,763	79,835	301,598	212,288	76,424	288,712
Recognized deferred tax asset	58,455	21,044	79,499	54,795	19,726	74,521
Unrecognized deferred tax asset	163,308	58,791	222,099	157,493	56,698	214,191

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution assets is as follows:

2015	9,106
2016	2,589
2017	25,455
2018	18,425
2019 onwards	178,246
233,820

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by Company management. However, the Company does not adopt the hedge accounting practice. The Company and its subsidiaries operations are subject to the following risk factors:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only short-term securities of top tier financial institutions.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2014 and 2013, there was no significant credit risk concentration associated with clients.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(i)	Risk considerations --Continued

b)	Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2014, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2015 and October 2018. The derivative contracts are as follows:

		Reais	Percentage		Validity		Fair value of derivative instruments

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index	Swap	Beginning	End	2014	2013

Gafisa S/A	Banco Votorantim S.A.	110,000	Fixed 14.0993%	CDI + 1.6344%	12/20/2013	06/20/2014	-	978
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 11.4925%	CDI + 0.2801%	06/20/2014	12/22/2014	-	128
Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	(208)	(91)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	(401)	(306)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(160)	(236)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(185)	(255)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	58	(35)
Gafisa S/A	Banco Votorantim S.A. (a)	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(941)	-
Gafisa S/A	Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(6,336)	-
							(8,173)	183

					Current		(3,340)	183
					Non-current		(4,833)	-

(a)
On July 22, 2014, the Company bought derivative swap transaction to mitigate the exposure to the fixed index of the debenture placed on such date (Note 13), changing the position from CDI + 1.90% p.a. to 118% of CDI.

(b)
On September 29, 2014, the Company bought a derivative swap transaction to mitigate the exposure to the fixed index of the financing taken out on such date (Note 12), changing the fixed position from 12.8727% to 120% of CDI.

During the year ended December 31, 2014, the net expense of R$7,492 (R$5,103 in 2013 and R$6,151 of net gain in 2012), which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of operations for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s consolidated financial statements (Note 25).

The estimated fair value of derivative financial instruments contracted by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(i)	Risk considerations --Continued

c)	Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from real estate units completed (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

d)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries will not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments (Notes 12 and 13).

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(i)	Risk considerations --Continued

d)	Liquidity risk --Continued

Year ended December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	550,058	758,812	88,555	-	1,397,425
Debentures (Note 13)	504,387	620,468	64,244	-	1,189,099
Payables to venture partners (Note 15)	6,317	4,713	-	-	11,030
Suppliers	95,131	-	-	-	95,131
	1,155,893	1,383,993	152,799	-	2,692,685

Year ended December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	590,386	938,792	109,132	-	1,638,310
Debentures (Note 13)	563,832	657,385	200,001	-	1,421,218
Payables to venture partners (Note 15)	112,886	9,654	1,140	-	123,680
Suppliers	79,342	-	-	-	79,342
	1,346,446	1,605,831	310,273	-	3,262,550

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

Level 3: inputs to asset or liability not based on observable market data (non observable inputs).

The fair value for financial assets and derivative instruments of the Company as of December 31, 2014 and 2013 is as follows:

	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	109,895	-
Short-term investments (Note 4.2)	-	1,047,359	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(i)	Risk considerations --Continued

d)	Liquidity risk --Continued

Fair value classification --Continued

	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3

Financial assets
Cash equivalents (Note 4.1)	-	215,194	-
Short-term investments (Note 4.2)	-	1,808,969	-
Derivative financial instruments (Note 21.i.b)	-	183	-

In addition, the fair value of financial instruments liabilities is as follows:

	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,333,399	-
Debentures (Note 21.ii.a)	-	802,948	-
Payables to venture partners (Note 21.ii.a)	-	12,304	-
Derivative financial instruments (Note 21.i.b)	-	8,173	-

	Fair value classification
As of December 31, 2013	Level 1	Level 2	Level 3

Financial liabilities
Loans and financing (Note 21.ii.a)	-	1,641,503	-
Debentures (Note 21.ii.a)	-	1,428,859	-
Payables to venture partners (Note 21.ii.a)	-	125,719	-
Suppliers (Note 21.i.b)	-	79,342	-

In the years ended December 31, 2014 and 2013, there were no transfers between the Levels 1 and 2 fair value valuation, nor were there transfers between Levels 3 and 2.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(ii)	Fair value of financial instruments

a)	Fair value measurement

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

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant consolidated carrying amounts and fair values of financial assets and liabilities at December 31, 2014 and 2013 are as follows:

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	109,895	109,895	215,194	215,194
Short-term investments (Note 4.2)	1,047,359	1,047,359	1,808,969	1,808,969
Derivative financial instruments (Note 21 (i)(b))	-	-	183	183
Trade accounts receivable (Note 5)	1,825,319	1,825,319	2,223,668	2,223,668

Financial liabilities
Loans and financing (Note 12)	1,397,425	1,333,399	1,638,310	1,641,503
Debentures (Note 13)	1,189,099	802,948	1,421,218	1,428,859
Payables to venture partners (Note 15)	11,030	12,304	123,680	125,719
Derivative financial instruments (Note 21(i)(b))	8,173	8,173	-	-
Suppliers	95,131	95,131	79,342	79,342

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(ii)	Fair value of financial instruments -- Continued

a)	Fair value measurement --Continued

a)	Risk of debt acceleration

As of December 31, 2014, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and other. The Company is in compliance with these covenants as of December 31, 2014.

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

•
Future impediments, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•	The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(ii)	Fair value of financial instruments -- Continued

b)	Market risk -- Continued

•
In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•	Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•	Risk of buyers having a negative perception of the security, convenience and appeal of the Company’s properties, as well as about their location.

•	The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, taxes in general and government rates.

•	The opportunities for development may decrease.

•	The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancelled contracts of sale contracts and fines for delay in construction work.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments — Continued

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, obtain new loans and issue debentures, among other options.

There were no changes in objectives, policies or procedures during the years ended December 31, 2014 and 2013.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	2014	2013

Loans and financing (Note 12)	1,397,425	1,638,310
Debentures (Note 13)	1,189,099	1,421,218
Obligations assumed on assignment of receivables (Note 14)	56,129	119,897
Payables to venture partners (Note 15)	11,030	123,680
( - ) Cash and cash equivalents and short-term investments (Note 4.1 e 4.2)	(1,157,254)	(2,024,163)
Net debt	1,496,429	1,278,942
Equity	3,058,403	3,214,483
Equity and net debt	4,554,832	4,493,425

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2014 and 2013, except swap contracts, which are analyzed through their due dates, aims to present the scenarios that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2014 and 2013, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);
b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;
c)	Trade accounts receivable, linked to the National Civil Construction Index (INCC).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments -- Continued

(iv)	Sensitivity analysis --Continued

For the sensitivity analysis for the years ended December 31, 2014 and 2013, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 11.51%, (9.78% in 2013), the TR at 0.52% (0.31% in 2013), the INCC rate at 6.95% (8.09% in 2013), the General Market Prices Index (IGP-M) at 3.67% (5.46% in 2013) and the National Consumer Price Index – Extended (IPCA) at 6.41% (5.73% in 2013). The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing
Scenario II: 25% increase in the risk variables used for pricing
Scenario III: 25% decrease in the risk variables used for pricing
Scenario IV: 50% decrease in the risk variables used for pricing

As of December 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	51,528	25,764	(25,764)	(51,528)
Loans and financing	Increase/decrease of CDI	(31,786)	(15,893)	15,893	31,786
Debentures	Increase/decrease of CDI	(14,571)	(7,285)	7,285	14,571
Derivative financial instruments	Increase/decrease of CDI	(36,708)	(19,243)	21,282	44,892

Net effect of CDI variation		(31,537)	(16,657)	18,696	39,721

Loans and financing	Increase/decrease of TR	(1,851)	(925)	925	1,851
Debentures	Increase/decrease of TR	(2,321)	(1,160)	1,160	2,321

Net effect of TR variation		(4,172)	(2,085)	2,085	4,172

Debentures	Increase/decrease of IPCA	(457)	(229)	229	457

Net effect of IPCA variation		(457)	(229)	229	457

Accounts receivable	Increase/decrease of INCC	59,351	29,675	(29,675)	(59,351)
Properties for sale	Increase/decrease of INCC	58,774	29,387	(29,387)	(58,774)

Net effect of INCC variation		118,125	59,062	(59,062)	(118,125)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

21.	Financial instruments--Continued

(iv)	Sensitivity analysis --Continued

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%

Short-term investments	Increase/decrease of CDI	77,110	38,555	(38,555)	(77,110)
Loans and financing	Increase/decrease of CDI	(33,920)	(16,960)	16,960	33,920
Debentures	Increase/decrease of CDI	(19,843)	(9,921)	9,921	19,843
Payables to venture partners	Increase/decrease of CDI	(4,623)	(2,312)	2,312	4,623
Derivative financial instruments	Increase/decrease of CDI	(9,303)	(4,856)	5,344	11,219

Net effect of CDI variation		9,421	4,506	(4,018)	(7,505)

Loans and financing	Increase/decrease of TR	(1,208)	(604)	604	1,208
Debentures	Increase/decrease of TR	(1,474)	(737)	737	1,474

Net effect of TR variation		(2,682)	(1,341)	1,341	2,682

Debentures	Increase/decrease of IPCA	(385)	(193)	193	385

Net effect of IPCA variation		(385)	(193)	193	385

Accounts receivable	Increase/decrease of INCC	83,051	41,525	(41,525)	(83,051)
Properties for sale	Increase/decrease of INCC	58,235	29,117	(29,117)	(58,235)

Net effect of INCC variation		141,286	70,642	(70,642)	(141,286)

(v)	Embedded derivative

The purchase agreement included an obligation for the Company to purchase in 2012 the remaining 20% of AUSA’s ordinary shares which were held by non-controlling interest shareholders. The purchase price was based on the fair value of shares and should be settled in cash or shares, at the Company’s sole discretion. There was an embedded derivative component to the shareholder’s agreement, relating to the obligation to purchase additional AUSA shares. The future settlement in cash, or shares represented and estimated amount of R$358,985 as at December 31, 2012.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

22.	Related parties

22.1.	Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

Current accounts	2014	2013

Assets
Current account (a):
Total SPEs	139,947	80,804
Condominium and consortia (b) and third party’s works (c)	2,785	1,743
Loan receivable (d)	107,067	136,508
Dividends receivable	-	-
	249,799	219,055

Current portion	142,732	82,547
Non-current	107,067	136,508

Liabilities
Current account (a):
Purchase/sale of interests (e)	-	(39,100)
Total SPEs and Tenda	(156,503)	(94,578)
	(156,503)	(133,678)

Current portion	(156,503)	(133,678)

(a)
The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the consortia leader and partners .
(c)	Refers to operations in third-party’s works.
(d)
The loans between the Company and its associates, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out in strictly commutative conditions, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loans receivable by the Company are shown below.

(e)
On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários in the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604 (Note 11). As a consequence of the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários  and the consequent grant between the parties of irrevocable and irreversible settlement in relation to all rights, duties and obligations, the Company made the reversal of this obligation in its totality.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

22.	Related parties --Continued

22.1.	Balances with related parties --Continued

	2014	2013	Nature	Interest rate

Engenho	17	15	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Laguna Di Mare)	-	2,279	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	9,891	15,201	Construction	12% p.a. + IGPM
Gafisa SPE 65 Emp. Imobiliários Ltda.	-	2,929	Construction	3% p.a. + CDI
Gafisa SPE-46 Emp. Imobiliários Ltda.	-	1,056	Construction	12% p.a. + IGPM
Gafisa SPE-71 Emp. Imobiliários Ltda.	-	6,066	Construction	3% p.a. + CDI
Gafisa SPE- 76 Emp. Imobiliários Ltda.	-	3,863	Construction	4% p.a. + CDI
Acquarelle - Civilcorp Incorporações Ltda.	493	411	Construction	12% p.a. + IGPM
Manhattan Residencial I	49,358	62,441	Construction	10% p.a. + TR
Manhattan Comercial I	-	15	Construction	10% p.a. + TR
Manhattan Residencial II	-	137	Construction	10% p.a. + TR
Manhattan Comercial II	-	65	Construction	10% p.a. + TR
Scena Laguna - Tembok Planej. E Desenv. Imob. Ltda.	8,361	3,794	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	10,164	17,998	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	8,422	7,183	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	4,037	4,003	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	936	3,589	Construction	113.5% of 126.5% of CDI
Ac Participações Ltda.	-	4,710	Construction	12% p.a. + IGPM
Atua Construtora e Incorporadora S.A.	12,168	-	Construction	113.50% to 112% of CDI
Bild Desenvolvimento Imobiliário Ltda	2,471	-	Construction	IGPM + interest at 12% p.a.
Other	749	753	Construction	Several
Total consolidated	107,067	136,508

In the year ended December 31, 2014 the recognized financial income from interest on loans amounted to and R$11,120 (R$12,182 in 2013 and R$3,034 in 2012) in the consolidated financial statements (Note 25).

Information regarding management transactions and compensation is described in Note 26.

22.2.	Endorsements, guarantees and sureties

The financial transactions of the special purpose entities of the Company are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$973,808 as of December 31, 2014 (R$1,428,286 in 2013).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

23.	Net operating revenue

	2014	2013	2012
Gross operating revenue
Real estate development, sale, barter transactions and construction services	2,256,189	2,618,737	2,784,983
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	69,479	81,122	255,495
Taxes on sale of real estate and services	(174,670)	(218,648)	(235,392)
Net operating revenue	2,150,998	2,481,211	2,805,086

24.	Costs and expenses by nature

These are represented by the following:

	2014	2013	2012
Cost of real estate development and sale:
Construction cost	(949,960)	(1,137,678)	(1,272,282)
Land cost	(278,682)	(327,721)	(446,428)
Development cost	(105,594)	(133,350)	(131,449)
Capitalized financial charges (Note 12)	(171,590)	(157,212)	(157,095)
Maintenance / warranty	(48,557)	(34,578)	(55,119)
Provision for cancelled contracts (Note 5)	(54,863)	(73,227)	(214,431)
	(1,609,246)	(1,863,766)	(2,276,804)

Commercial expenses:
Marketing expenses	(60,433)	(54,128)	(100,725)
Brokerage and sale commission	(30,656)	(125,076)	(96,594)
Customer Relationship Management expenses	(45,622)	(25,878)	(12,751)
Other	(11,330)	(10,567)	(21,676)
	(148,041)	(215,649)	(231,746)

General and administrative expenses:
Salaries and payroll charges	(79,515)	(92,574)	(103,843)
Employee benefits	(7,575)	(8,398)	(9,432)
Travel and utilities	(2,761)	(4,865)	(5,489)
Services	(30,485)	(17,306)	(29,114)
Rents and condominium fees	(14,189)	(9,820)	(10,840)
IT	(24,409)	(17,519)	(19,970)
Stock option plan (Note 19.3)	(16,327)	(17,419)	(18,899)
Reserve for profit sharing (Note 26.iii)	(35,006)	(59,651)	(47,709)
Other	(1,639)	(6,471)	(6,912)
	(211,906)	(234,023)	(252,208)

Other income (expenses), net:
Expenses with lawsuits (Note 17)	(113,064)	(78,402)	(94,932)
Expenses with the adjustment to the stock option plan balance of AUSA (Note 19.2)	(17,679)	-	-
Other	(10,606)	(7,709)	(6,083)
	(141,349)	(86,111)	(101,015)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

25.	Financial income (expenses)

	2014	2013	2012
Financial income
Income from financial investments	132,980	56,095	40,046
Financial income on loans (Note 22)	11,120	12,182	3,034
Interest income	2,445	1,405	2,268
Other financial income	10,249	11,401	10,471
	156,794	81,083	55,819
Financial expenses
Interest on funding, net of capitalization (Note 12)	(121,063)	(176,823)	(164,020)
Amortization of debenture cost	(4,144)	(8,020)	(3,964)
Payables to venture partners	(2,830)	(14,805)	(11,545)
Banking expenses	(3,818)	(12,312)	(7,658)
Derivative transactions (Note 21 (i) (b))	(7,492)	(5,103)	6,151
Discount in securitization transaction	(240)	(8,820)	(30,167)
Offered discount and other financial expenses	(26,125)	(17,703)	(24,879)
	(165,712)	(243,586)	(236,082)

26.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2014, 2013 and 2012, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	1,739	4,004	189
Salary / Fees	1,720	3,630	189
Direct and indirect benefits	19	374	-
Monthly compensation (in R$)	145	334	16
Total compensation	1,739	4,004	189
Gafisa management profit sharing	-	3,412	-
Tenda management profit sharing	-	4,704	-
Consolidated management profit sharing	-	8,116	-

	Management compensation
Year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	7	3
Annual fixed compensation (in R$)	1,899	4,872	166
Salary / Fees	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation (in R$)	158	406	14
Total compensation	1,899	4,872	166
Gafisa management profit sharing	-	6,543	-
Tenda management profit sharing	-	5,072	-
Consolidated management profit sharing	-	11,615	-

	Management compensation
Year ended December 31, 2012	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	8	3
Annual fixed compensation (in R$)	1,791	5,113	138
Salary / Fees	1,772	4,834	138
Direct and indirect benefits	19	279	-
Monthly compensation (in R$)	149	426	11
Total compensation	1,791	5,113	138
Gafisa management profit sharing	-	4,399	-
Tenda management profit sharing	-	5,525	-
AUSA management profit sharing(discontinued operation)	-	3,700	-
Consolidated management profit sharing	-	13,624	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

26.	Transactions with management and employees --Continued

(i)	Management compensation --Continued

The maximum aggregate compensation of the Company’s management members for the year 2014 was established at R$13,425, as approved at the Annual Shareholders’ Meeting held on April 25, 2014.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2015 was approved at R$192.

(ii)	Sales

For the year ended December 31, 2014, the total sales of units sold to the Management is R$1,513 (R$3,915 in 2013) and the total receivables is R$4,686 (R$5,845 in 2013).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2014, the Company recorded a provision for profit sharing amounting to R$35,006 in the consolidated financial statements (R$59,651 in 2013) in the account “General and Administrative Expenses" (Note 24).

	2014	2013	2012

Executive officers	8,116	11,615	13,624
Other employees	26,890	48,036	50,387
	35,006	59,651	64,011
(-) Discontinued operations (AUSA)	-	-	(16,302)
	-	-	47,709

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its collaborators’ targets. The payment shall be made in April 2015.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is in accordance with the limit approved at the Annual Shareholders’ Meeting held on April 25, 2014.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

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

The liabilities covered by insurance and the respective amounts as of December 31, 2014 are as follows:

Insurance type	Coverage – R$
Engineering risks and guarantee for completion of work	2,397,954
Civil liability (Directors and Officers – D&O)	132,935
2,530,889

28.	Earning (loss) per share

In accordance with CPC 41, the Company presents basic and diluted earnings (loss) per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

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

The following table shows the calculation of basic and diluted income and loss per share. In view of the losses for three years ended December 31, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2014	2013	2012
Basic numerator
Proposed dividends and interest on capital	-	150,067	-
Undistributed earnings (loss)	(42,549)	717,376	(127,043)
Undistributed earnings (loss), available for the holders of common shares	(42,549)	867,443	(127,043)
Income (loss) from continuing operations attributable to holders of common shares	(42,459)	236,321	(290,345)
Income (loss) from discontinuing operations attributable to holders of common shares	-	631,122	163,302

Basic denominator (in thousands of shares)
Weighted average number of shares	401,905	426,300	432,246

Basic earning (loss) per share in Reais	(0.1059)	2.0348	(0.2939)
From continuing operations	(0.1059)	0.7315	(0.6717)
From discontinuing operations	-	1.2911	0.3778

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

28.	Earning (loss) per share --Continued

	2014	2013	2012
Diluted numerator
Proposed dividends and interest on capital	-	150,067	-
Undistributed earning (loss)	(42,549)	717,376	(127,043)
Undistributed earning (loss), available for the holders of common shares	(42,549)	867,443	(127,043)
Income (loss) from continuing operations attributable to holders of common shares	(42,459)	236,321	(290,345)
Income (loss) from discontinuing operations attributable to holders of common shares	-	631,122	163,302
Diluted denominator (in thousands of shares)
Weighted average number of shares	401,905	426,300	432,246
Stock options	-	2,584	-
Diluted weighted average number of shares	401,905	428,884	432,246

Diluted earnings (loss) per share in Reais	(0.1059)	2.0226	(0.2939)
From continuing operations	(0.1059)	0.7315	(0.6717)
From discontinuing operations	-	1.2911	0.3778

29.	Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa (for ventures targeted at high and medium income) and Tenda (for ventures targeted at low income). With the sale of the controlling interest in AUSA (Note 8.2), the segment of land subdivisions is no longer assessed by the Company’s management.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progress, uses economic present value data, which is derived from a combination of historical and forecasted operating results. The Company provides below the main headings in the consolidated statement of operations and balance sheet related to each reporting segment.

Segment information does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

29.	Segment information --Continued

			Consolidated
	Gafisa S.A.	Tenda	2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating costs	(1,164,998)	(444,248)	(1,609,246)

Gross profit	415,862	125,890	541,752

Selling expenses	(95,063)	(52,978)	(148,041)
General and administrative expenses	(124,833)	(87,073)	(211,906)
Depreciation and amortization	(63,607)	(15,644)	(79,251)
Financial expenses	(114,371)	(51,341)	(165,712)
Financial income	98,121	58,673	156,794
Tax expenses	(8,947)	(6,328)	(15,275)

Net profit (loss) for the year from continuing operations	66,888	(109,437)	(42,549)

Customers (short and long term)	1,484,766	340,553	1,825,319
Inventories (short and long term)	1,734,634	777,708	2,512,342
Other assets	1,861,263	1,006,928	2,868,191

Total assets	5,080,663	2,125,189	7,205,852

Total liabilities	3,104,606	1,042,843	4,147,449

			Consolidated
	Gafisa S.A.	Tenda	2013
Net operating revenue	1,663,750	817,460	2,481,210
Operating costs	(1,111,550)	(752,216)	(1,863,766)

Gross profit	552,200	65,244	617,444

Selling expenses	(138,093)	(77,556)	(215,649)
General and administrative expenses	(136,720)	(97,303)	(234,023)
Depreciation and amortization	(51,488)	(11,526)	(63,014)
Financial expenses	(202,239)	(41,347)	(243,586)
Financial income	43,548	37,535	81,083
Tax expenses	5,839	(8,651)	(2,812)

Net profit (loss) for the year from continuing operations	363,725	(127,169)	236,556

Net profit (loss) for the year from discontinued operations	588,574	42,548	631,122

Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

29.	Segment information --Continued

				(-) Discontinued	Consolidated
	Gafisa S.A.	Tenda	AUSA	operations	2012

Net operating revenue	1,735,976	1,069,110	785,182	(785,182)	2,805,086
Operating cost	(1,338,138)	(938,666)	(377,071)	377,071	(2,276,804)

Gross profit (loss)	397,838	130,444	408,111	(408,111)	528,282

Selling expenses	(140,322)	(91,424)	(65,381)	65,381	(231,746)
General and administrative expenses	(138,872)	(113,336)	(94,025)	94,025	(252,208)
Depreciation and amortization	(64,670)	(15,568)	(2,262)	2,262	(80,238)
Financial expenses	(204,173)	(31,909)	(47,034)	47,034	(236,082)
Financial income	23,181	32,638	11,446	(11,446)	55,819
Tax expenses	(16,089)	(4,133)	(14,417)	14,417	(20,222)

Loss for the year from continuing operations	(158,205)	(123,602)	-	-	(281,807)

Profit for the year from discontinued operations	-	-	204,128	-	204,128

Customers (short and long term)	1,626,926	1,005,261	681,757	-	3,313,944
Inventories (short and long term)	1,056,622	837,105	272,697	-	2,166,424
Other assets	1,447,453	1,357,140	427,608	-	3,232,201

Total assets	4,131,001	3,199,506	1,382,062	-	8,712,569

Total liabilities	3,772,297	1,424,362	830,079	-	6,026,738

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

30.	Real estate units under construction – information and commitments

The recognized revenue amounts and incurred costs are presented in the consolidated statement of operations, and the advances received in the heading “Payables for purchase of property and advances from customer”. The Company shows below information on the units under construction as of December 31, 2014:

2014

Unappropriated sales revenue of units sold	1,040,489
Unappropriated estimated cost of units sold	(611,616)

(i) unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	4,007,128
Appropriated sales revenue	(2,966,639)
Unappropriated sales revenue (a)	1,040,489

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	2,426,926
Incurred cost of units	(1,815,310)
Unappropriated estimated cost (b)	611,616

(a)
The unapropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)
The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are incurred, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

Presented below is a table of the percentage of asset related to the Company’s ventures that are included in the structures of equity segregation of the purchase as of December 31, 2014.

2014

Total assets included in the structures of equity segregation of the purchase (*)	7,199,762
Total consolidated assets	7,205,852
Percentage	99.92%

(*)Total assets of the Company, except for the Gafisa Vendas subsidiary, a company that sells the ventures of Gafisa. Regarding the ventures of subsidiaries, the administration of the cash and cash equivalents and corporate debts are carried out through the National Corporate Taxpayers’ Registry (CNPJ) of the company and not separately by venture.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

31.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the matter of a certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these consolidated financial statements, the SEC has not issued any opinion or charges.

32.	Subsequent events

(i)	10th private debenture placement
On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(ii)	Cancellation of treasury shares
On February 2, 2015, the Board of Directors of the Company approved the cancellation of 30,000,000 common shares issued by the Company currently held in treasury, without a capital reduction, besides terminating the repurchase program of shares approved on November 18, 2014, as amended on December 3, 2014, through which all 30,207,130 common shares issued by the Company were acquired.

(iii)	Share Repurchase Program
On February 2, 2015, the Board of Directors of the Company approved the creation of a repurchase program of its common shares (“Repurchase Program”), to hold them in treasury and further cancellation or disposal, during the next 365 days, i.e., until February 1, 2016, until the limit of 27,000,000 common shares, which correspond to 10% of the 378,066,162 common shares issued by the Company currently in free float. Such approval was made in accordance with Article 30, paragraph 1, “b”, of Law  No. 6,404/76, CVM No. Instruction 10/80 (“ICVM 10”), and Article 22 (s) of Bylaws.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012

(a)	Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

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

In addition, under Brazilian GAAP, for the year ended in December 31, 2013, the disposal of the Company´s 70% controlling interest in Alphaville is classified as a “discontinued operation”, given the fact that it’s a major line of business that was disposed of during that year. For US GAAP purposes however, this disposal does not meet the definition of a “discontinued operation” given the fact that the Company continues to have significant influence over this entity through its 30% non-controlling interest. When a significant continuing involvement like this exists the operation cannot be seen as discontinued under US GAAP, consequently the results from operations of Alphaville in the period from January 1 to November 30, 2013 are presented in their separate respective line items instead of being grouped together under the header “Net income from discontinued operations”, as under Brazilian GAAP (Note 8.2). In addition the gain on disposal which for Brazilian GAAP purposes is part of the discontinued operations line item is part of results from continuing operations for US GAAP purposes.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(i)	Revenue recognition

Under Brazilian GAAP, real estate development and retail land sales revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting, by project, measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to each real estate development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues start to be recognized under the percentage-of-completion when the Company is no longer able to cancel the launched project, after the sales period established by law.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(a)	AUSA Revenue Recognition

Under US GAAP, retail land sales of lots that are subdivisions of large tracts of land the Company recognizes the sale by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification of income to the minority interest for this adjustment was R$895, R$5,232 and R$16,545 for the years ended December 31, 2014, 2013 and 2012, respectively (Note 33(b)(i)).

The Company also determined the effect for their investments in affiliates that are recognized through the equity method under US GAAP. This reclassification resulted in an equity pick-up of (R$1,902) in December 31, 2014, (R$(23,137) in 2013, and R$48,198 in 2012, as a consequence of the increased affiliated entities in 2013 and 2012 that are recognized under the equity method (Note 33(b)(i))).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

Under US GAAP, beginning in 2006, the Company adopted the new US GAAP standard for Share-based Payment. Until December 31, 2011, as the awards were indexed to the IGP-M plus annual interest of 3%, the employee share options have been accounted for as liability awards under the terms of US GAAP. The liability-classified awards were remeasured at fair value through the statement of operations at each reporting period until settlement. Remeasurement of liability awards could either result in the recognition of additional, or the reversal of compensation expense. The fair value of employee share options and similar instruments is estimated using the Black-Scholes option-pricing model for the years ended December 31, 2008 and 2007, and thereafter using the Binomial and Monte Carlo models. As of December 31, 2014, 2013 and 2012, there are no differences between Brazilian GAAP and US GAAP, as the awards are no longer indexed to the IGP-M and annual interest.

For purposes of the US GAAP net income (loss) and equity reconciliations, stock option compensation expenses of R$7,804 were reversed for the period ended December 31,  2012.

(iii)	Earnings (loss) per share

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

For the period ended in December 31, 2012, the Company had the option to settle the purchase of the AUSA non-controlling interest in shares there is a potential dilutive effect on earnings per shares. For the earnings per share calculation the company includes 100% of its share in the income or loss of AUSA, which affects the numerator. Also the denominator was affected by the increase in weighted numbers per share, incorporating the number of shares necessary to purchase the AUSA non-controlling interest dilutive.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

The Company has issued employee stock options (Note 19.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price is greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP and Brazilian GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For three years ended December 31, 2014 potentially dilutive stock options were not considered.

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2014	2013	2012

Basic numerator
Declared dividends	-	150,067	-
U.S. GAAP undistributed profit (loss)	42,305	1,172,401	(121,203)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	42,305	1,172,401	(121,203)

Basic denominator (in thousands of shares)
Weighted-average number of shares	401,905	426,300	432,246
Basic earnings (loss) per share – U.S. GAAP - R$	0.1053	3.1022	(0.2804)

	2014	2013	2012

Diluted numerator
Dividends proposed	-	150,067	-
U.S. GAAP undistributed loss	42,305	1,172,401	(121,203)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	42,305	1,322,468	(121,203)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	401,905	426,300	432,246
Stock options	1,681	2,584	3,868
Non-controlling interest shares	-	-	70,252
Antidilutive effect	(1,681)	-	(74,120)

Diluted weighted-average number of shares	401,905	428,884	432,246

Diluted earnings (loss) per share – U.S. GAAP - R$	0.1053	3.0835	(0.2804)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2014 was R$25,476 (2013 was R$43,080 and 2012 was R$171,423), which had been amortized to income over a period of up to 10 years until December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2014 was R$675 (R$18,279 in December 31, 2013 and R$39,469 in December 31, 2012).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

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
205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which were amortized in straight-line over the estimated useful lives up to 6 years. For the year ended December 31, 2014, the amount of R$11,447 was amortized and for the years ended December 31, 2013 and 2012, the amounts of R$11,851 were amortized per year. At December 31, 2014, the total accumulated amount R$73,038 was amortized. Also, R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

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

On October 2, 2006, the Company signed an agreement to acquire 100% of the capital of AUSA, a company which develops and sells residential lots throughout Brazil. This transaction was consummated on January 8, 2007 and it was approved by the Brazilian anti-trust authority (CADE) on June 18, 2007, without any restrictions. The Company initially acquired 60% of AUSA’s shares for R$198,400, of which R$20,000 was paid in cash and the remaining R$178,400 in the Company’s own shares. In connection with the acquisition, the Company issued 6,358,616 new Common shares with a book value of R$134,029, which were contributed in full settlement of the amount due in shares as part of the purchase consideration. For the purpose of determining the purchase consideration, the fair value of these shares was based on the average BM&FBOVESPA quoted stock price over a thirty day period prior to the date the agreement was signed.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

The Company reevaluated the AUSA purchase contract and determined that the non-controlling interest was redeemable. The non-controlling interest is redeemable in two blocks of 20% of the shares in 2010 and 2012. The company has the option to redeem the non-controlling interest either in shares or in cash. This redeemable non-controlling interest falls within the scope of ASC 480-10-S99-3A and was recorded as mezzanine equity for the years ended December 31, 2012. The initial recognition should be its issuance date for fair value, with a corresponding entry in retained earnings. Subsequent re-measurements to fair value of the redemption amount following the allocation of NCI profit or loss for the period are adjusted against retained earnings of the Company in accordance with ASC 480-10-S99-3A-15 and 3A-16C. On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of AUSA not held by the Company. While the valuation of the capital stock was agreed by both parties, the number of shares that should be issued by the Company to settle this transaction was being discussed on an arbitration process initiated by the noncontrolling interests of AUSA, according to the material fact released on July 3, 2012. On June 6, 2013, the parties settled the arbitration process and the Company proceeded with the disposal of controlling interest in AUSA as explained in Note 1. There was an embedded derivative component to the Investment Agreement, relating to the Company's obligation to purchase the AUSA shares held by the non-controlling interest. The future settlement to be made in cash or shares represented an amount of R$358,985 as at December 31, 2012.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

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

For the period ended December 09, 2013, the Company amortized R$10,874 (December 31, 2012 - R$24,490) of the fair value assigned in the purchase price allocation.

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

Disposal of controlling interest in AUSA

As described in note 8.1, on December 9, 2013 the Company disclosed a material fact informing the finalization of the disposal of 70% interest in AUSA. As a result of this disposal we recorded a gain of R$ 1,228,429. This gain is included in our income statement in the line item “Gain on disposal of controlling interest”. In addition to the gain on the disposal we also presented the profit for the year relating to AUSA up to the disposal date of December 9, 2013 in the line item.

As previously described we maintained a 30% equity interest in AUSA after disposal, which is classified as an associate (refer to Note 9). As a result we re-measured this investment to its fair value. This resulted in a gain of R$ 559,558, which was recorded in our income statement in the line item “remeasurement of investment in associate”.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

The result of investments revalued to fair value is different for US GAAP purposes given the fact that the carrying amount of the net assets relating to Alphaville are different than the carrying amount under Brazilian GAAP, principally due to the cumulative revenue recognition adjustments. Consequently the gain recognized on re-measurement of the remaining investment in Alphaville (being the difference between carrying amount of the net assets and their fair value) is different as well in the amount of R$184,005.

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

On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários in the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604. As a consequence of the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários  and the consequent grant between the parties of irrevocable and irreversible settlement in relation to all rights, duties and obligations, the Company made the reversal of the above mentioned obligation in its totality.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill, none of which is deductible for tax purposes had a total amount of R$41,634. As of December 31, 2014, goodwill recorded in connection with the acquisition was totally written-off (R$17,604 as of December 31, 2013), and R$39,577 of obligation canceled due to the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários the Company, therefore there are no longer differences between Brazilian GAAP and US GAAP.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

The fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

	Fair value
	At 100%	At 70%

Current assets	96,675	67,673
Other assets	8	5

Total assets acquired	96,683	67,678

Total liabilities assumed	(2,527)	(1,769)

Income taxes	(25,061)	(17,543)

Total liabilities assumed	(27,588)	(19,312)

Net assets acquired	69,095	48,366

For the year ended December 31, 2014, the Company recognized in the statement of operations the amount of R$17,604, including impairment of goodwill, (R$963 in 2013 and R$30,458 in 2012) of the fair value assigned in the purchase price allocation.

(d)	Redevco transaction

Through November 2007, the Company held interests in investees together with Redevco through special purpose entities, as follows: Blue I (66.67%), Blue II (50%), Jardim Lorena (50%) and Sunplace (50%). In November 2007, the Company acquired the remaining interests in each entity for R$40,000. Under Brazilian GAAP, the Company amortized the total amount of R$21,925 of the negative goodwill, as required by the adoption of the new CPCs.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

The combined fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

Combined fair value at 100%
Current assets	139,983
Long-term receivables	16,813
Other assets	170

Total assets acquired	156,966

Total liabilities assumed	(76,745)

Net assets acquired	80,221

(v)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 33(d)(i)). The reclassifications are summarized as follows:

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

Temporary equity

Under BR GAAP, the Company has recorded the portion of AUSA’s capital stock for which it does not have legal ownership at December 31, 2010 as non-controlling interest. Although it has a forward contract to acquire these equity interests at set dates in the future at fair value, no liability has been recorded for the redemption value as there is no liability to transfer cash or financial assets as the Company can use its own equity instruments as consideration. The Company has therefore accounted for this transaction based on embedded derivative component. As the fair value of this embedded derivative has no significant value, no derivative asset or liability is recorded.

Under US GAAP, as described in Note 33 a) b), the redeemable noncontrolling interest falls within the scope of ASC 480-10-S99-3A and is recorded as temporary equity. At issuance the initial recognition based on fair value was recorded as temporary equity with a corresponding entry in retained earnings; subsequent re-measurements to fair value of the redemption amount are adjusted against retained earnings.

(vi)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 33(d)(ii)). The reclassifications are summarized as follows:

•     Under Brazilian GAAP, the disposal of the Company´s 70% controlling interest in Alphaville is classified as a “discontinued operation”, given the fact this it’s a major line of business that was disposed of during the year ended December 31, 2013. For US GAAP purposes however, this disposal does not meet the definition of a “discontinued operation” given the fact that the Company continues to have significant influence over this entity through its 30% non-controlling interest. When a significant continuing involvement like this exists the operation cannot be seen as discontinued under US GAAP, consequently the results from operations of Alphaville in the period January 1 to November 30, 2013, are presented in their separate respective line items instead of being grouped together under the header “Net income from discontinued operations”, as under Brazilian GAAP (Note 8.2). In addition the gain on disposal which for Brazilian GAAP purposes is part of the discontinued operations line item is part of results from continuing operations for US GAAP purposes.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

•     The net income differences between Brazilian GAAP and US GAAP (Note 33(b)(i)) were incorporated in the consolidated statement of operations in accordance with US GAAP.

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

Under US GAAP deferred tax assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance to reduce the deferred tax asset  is recognized if upon available evidences, both positive and negative, and the weight of those evidences, the deferred tax asset is the more-likely-than-not that will not be recoverable (the amounts recognized as valuation allowance expense in the respective years are R$12,882 in 2014, R$35,363 in 2013 and R$62,175 in 2012).

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note	2014	2013	2012

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		(42,549)	867,443	(127,043)
Revenue recognition - net operating revenue	33(a)(i)	295,550	(725,403)	534,156
Revenue recognition - operating costs	33(a)(i)	(210,366)	297,338	(491,167)
Stock compensation reversal	33(a)(ii)	-	-	7,804
Business Combination of Tenda, Redevco and Cipesa	33(a)(iv)	28,130	(11,851)	(54,431)
Business Combination of Alphaville	33(a)(iv)	-	(10,874)	(24,490)
Non-controlling interests on adjustments above	33(a)(i)	895	5,232	16,545
Equity pick-up	33(a)(i)	(1,902)	(23,137)	48,198
Gain on disposal of Alphaville’s controlling interest	33(a)(iv)	-	764,272	-
Remeasurement of investment in associate	33(a)(iv)	-	184,005	-
Present value adjustment and other		(22,387)	3,059	2,538
Deferred income tax on adjustments above, net of valuation allowance	33(a)(vii)	(5,066)	(27,616)	(33,314)

Net income (loss) attributable to Gafisa under US GAAP		42,305	1,322,468	(121,203)

Net income attributable to the non-controlling interests under US GAAP		(2,071)	13,462	(32,048)

Net income (loss) under US GAAP		40,234	1,335,930	(89,155)
Weighted-average number of shares outstanding in the year (in thousands) (i)
Common shares		401,905	426,300	432,246
Earnings (loss) per share attributable to Gafisa Common
Basic	33(a)(iii)	0.1053	3.1022	(0.2804)
Diluted	33(a)(iii)	0.1053	3.0835	(0.2804)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 – Continued

(ii)	Equity

	Note	2014	2013	2012

Equity under Brazilian GAAP		3,055,345	3,190,723	2,535,445
Revenue recognition - net operating revenue	33(a)(i)	(745,136)	(1,017,849)	(1,942,802)
Revenue recognition - operating costs	33(a)(i)	502,365	712,731	1,313,745
Reversal of goodwill amortization of Alphaville	33(a)(iv)	-	-	18,234
Reversal of negative goodwill amortization of Redevco and Tenda	33(a)(iv)	(232,327)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	33(a)(iv)	205,527	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	33(a)(iv)	83,066	(12,296)	(444)
Business Combination – Alphaville	33(a)(iv)	-	-	(123,686)
Other, net	—	9,054	38,583	7,935
Non-controlling interests on adjustments above	33(a)(i)	1,580	38,401	80,213
US GAAP adjustment equity accounted investees	33(a)(i)	(14,818)	(12,812)	(11,760)
AUSA – redeemable noncontrolling interest	33(a)(iv)	-	-	(319,802)
Deferred income tax on adjustments above	33(a)(vii)	47,542	40,274	88,998
Deferred income tax valuation allowance	33(a)(vii)	(164,666)	(151,784)	-

Gafisa equity under US GAAP		2,747,532	2,799,171	1,619,276

Non-controlling interests under US GAAP		3,339	23,074	53,222

Equity under US GAAP		2,750,871	2,822,245	1,672,498

Condensed changes in total equity under US GAAP	2014	2013	2012

At beginning of the year	2,822,245	1,672,498	1,741,122
Changes in equity, BRGAAP	(108,344)	(66,471)	4,259
Stock options	15,514	17,419	17,377
Net profit (loss) attributable to Gafisa	42,305	1,322,468	(121,203)
Declared mandatory dividend	-	(163,112)	-
Non-controlling interests	(19,735)	(30,148)	32,048
AUSA – redeemable non-controlling interest	-	67,353	-
Other	(1,114)	2,238	(1,105)
At end of the year	2,750,871	2,822,245	1,672,498

Condensed equity under US GAAP	2014	2013	2012

Equity
Common shares, comprising 378,184,876 shares outstanding (2013 – 416,459,715; 2012 – 432,630,293)	2,740,662	2,740,662	2,735,794
Treasury shares	(79,059)	(73,070)	(1,731)
Accumulated reserve (losses)	89,268	131,579	(1,114,787)

Total Gafisa equity	2,750,871	2,799,171	1,619,276

Non-controlling interests	3,339	23,074	53,222

Total equity	2,750,871	2,822,245	1,672,498

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(c)	Recent US GAAP accounting pronouncements

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in ASU 2013-02 to Topic 220, Other Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. ASU 2013-02 requires either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new guidance was effective prospectively for the Company on January 01, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements. In February 2013, the FASB issued ASU 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in ASU 2013-04 to Topic 405, Liabilities, provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the update is fixed at the reporting date, except for obligations addressed with existing U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations. The amendment is effective retrospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In July 2013 the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendments in ASU 2013-11 to Topic 740, Income Taxes, clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January, 2014, the FASB issued ASU 2014-01 - Investments - Equity Method and Joint Ventures (Topic 323). The amendments in this Update provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The amendments in this Update should be applied retrospectively to all periods presented and are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In April, 2014, the FASB issued ASU 2014-08 - Presentation of financial statements (topic 205) and property, plant, and equipment (Topic 360). The amendments in this Update change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when some criteria occurs. Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in this Update require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position. The amendments in this Update require additional disclosures about discontinued operations. The amendments in this Update are effective to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In May, 2014, the FASB issued ASU 2014-09 - Revenue from contracts with customers (Topic 606). The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In June, 2014, the FASB issued ASU 2014-12 - Compensation—stock compensation (Topic 718). Some share-based payment awards that require a specific performance target to be achieved before the employee can benefit from the award, also require an employee to render service until the performance target is achieved. In some cases, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be entitled to benefit from the award regardless of whether the employee is rendering service on the date the performance target is achieved. Some entities account for those performance targets as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value. Others treat them as nonvesting conditions that affect the grant-date fair value of the award. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

In August, 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The Update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently evaluating the adoption of this Update on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In November, 2014, the FASB issued ASU 2014-16 - Derivatives and hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. Certain classes of shares include features that entitle the holders to preferences and rights (such as conversion rights, redemption rights, voting powers, and liquidation and dividend payment preferences) over the other shareholders. Shares that include embedded derivative features are referred to as hybrid financial instruments, which must be separated from the host contract and accounted for as a derivative if certain criteria are met under Subtopic 815-10.One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are “clearly and closely related” to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. Additionally, there is diversity in practice with respect to the consideration of redemption features in relation to other features when determining whether the nature of a host contract is more akin to debt or to equity. The amendments apply to all reporting entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.  The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The adoption of this Update is not applicable to our consolidated financial statements.

In November, 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of this Update is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in this Update are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

In December, 2014, the FASB issued ASU 2014-18 Business combinations (Topic 805) - Accounting for Identifiable Intangible Assets in a Business Combination. The objective of the amendments in this Update is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations. The decision to adopt the accounting alternative in this Update must be made upon the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015, and the effective date of adoption depends on the timing of that first in-scope transaction. Early application is permitted for any interim and annual financial statements that have not yet been made available for issuance. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income statement - Extraordinary and unusual items (Subtopic 225-20). The objective of this Update is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively and also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis.  The amendments in this Update affect the following areas: (i) Limited partnerships and similar legal entities, (ii) Evaluating fees paid to a decision maker or a service provider as a variable interest, (iii) The effect of fee arrangements on the primary beneficiary determination, (iv) The effect of related parties on the primary beneficiary determination and (v) Certain investment funds. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Overall, the amendments in this Update are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 – Continued

In April 2015, the FASB issued ASU 2015-03 - Interest—Imputation of Interest (Subtopic 835-30). To simplify presentation of debt issuance costs, the amendments in this Update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update.For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2014	2013	2012
Assets
Current assets
Cash and cash equivalents	85,059	215,194	580,456
Short-term investments	998,208	1,637,602	690,053
Restricted short-term investments	73,987	171,367	295,533
Trade accounts receivable, net	1,016,806	1,515,648	1,970,051
Properties for sale	2,207,240	2,163,809	2,930,363
Prepaid expenses	15,997	35,126	59,785
Other	389,515	277,884	141,784
	4,786,812	6,016,630	6,668,025
Non-current assets
Investments in associates	943,289	1,068,238	466,094
Property and equipment, net	48,691	36,385	90,706
Intangibles assets	138,142	148,726	212,775
Goodwill	675	18,279	39,469
Trade accounts receivable, net	275,501	258,780	547,362
Properties for sale	816,525	652,395	330,348
Other	223,577	278,154	339,833
	2,446,400	2,460,957	2,026,587

Total assets	7,233,212	8,477,587	8,694,612

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

	2014	2013	2012
Liabilities
Current liabilities
Loans and financing	552,173	592,328	609,098
Debentures	506,103	566,048	349,059
Payables for purchase of properties	469,369	262,029	371,051
Payables for goods and services suppliers	95,131	79,342	154,657
Taxes and labor contributions	99,069	200,803	179,612
Advances from customers	203,189	813,289	890,016
Obligations assumed on the assignment of receivables	24,135	82,787	132,916
Payables for acquisition of investments	-	5,102	21,680
Declared dividends	-	150,067	12,667
Other	541,692	508,999	528,098
	2,490,861	3,260,794	3,248,854
Non-current liabilities
Loans and financing	848,861	1,051,034	1,292,060
Debentures	687,487	858,293	1,392,703
Deferred income tax and social contribution	151,864	168,162	116,069
Payables for purchase of properties	101,137	79,975	70,234
Obligations assumed on the assignment of receivables	31,994	37,110	155,976
Payables to venture partners	4,713	10,794	162,333
Provisions for legal claims	136,540	125,809	149,790
Other	28,884	63,371	75,110
	1,991,480	2,394,548	3,414,275

Alphaville redeemable non-controlling interest	-	-	358,985

Total Gafisa equity	2,747,532	2,799,171	1,619,276
Non-controlling interest	3,339	23,074	53,222

Total equity	2,750,871	2,822,245	1,672,498

Total liabilities and equity	7,233,212	8,477,587	8,694,612

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(ii)       Condensed consolidated statements of operations under US GAAP

	2014	2013	2012
Gross operating revenue
Real estate development and sales of properties	2,620,827	2,803,806	4,233,696
Taxes on services and revenues	(174,279)	(237,818)	(302,967)

Net operating revenue	2,446,548	2,565,988	3,930,729
Operating costs	(1,819,612)	(1,995,158)	(3,008,345)

Gross profit	626,936	570,830	922,384

Operating income (expenses)
Selling general and administrative expenses	(359,330)	(602,767)	(619,117)
Remeasurement of investment in associate	-	559,858	-
Other	(192,470)	(159,116)	(240,540)
Gain on disposal of controlling interest	-	1,228,429	-
Income before financial income and expenses and income tax and social contribution	75,136	1,597,234	62,727

Financial income	156,794	93,250	67,793
Financial expenses	(188,718)	(280,548)	(259,207)
Income (loss) before income tax and social contribution	43,212	1,409,936	(128,687)

Current income tax and social contribution	(33,330)	(45,741)	(30,662)
Deferred income tax and social contribution	12,991	(6,470)	(38,071)
Total income tax and social contribution	(20,339)	(52,211)	(68,733)

Income (loss) before equity in results and
non-controlling interests	22,873	1,357,725	(197,420)
Income from equity method investments	17,361	(21,795)	108,265

Net (loss) income for the year from continuing operations	40,234	1,335,930	(89,155)

Net (loss) income attributable to the non-controlling interests	(2,071)	13,462	32,048
Net (loss) income attributable to Gafisa	42,305	1,322,468	(121,203)

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2014	2013	2012
Net (loss) income for the year	40,234	1,335,930	(89,155)

Total comprehensive (loss) income, net of taxes	40,234	1,335,930	(89,155)

Attributable to:
Non-controlling interests	(2,071)	13,462	32,048
Owners of Gafisa	42,305	1,322,468	(121,203)

(iv)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2014	2013	2012

Opening balance at January 1	(426,318)	(657,130)	(411,538)
Benefit of the utilization of operating loss carryforwards	7,349	-	-
Change in valuation allowance	(22,455)	230,812	(245,592)
Closing balance at December 31	(441,424)	(426,318)	(657,130)

The Company recognizes its deferred tax asset net of a valuation allowance such that the amount of the net deferred tax asset is more likely than not to be realized. During the year 2014, movements in the valuation allowance amounted to a net increase of R$15,106. This is primarily related to the continuing  restructuring process implemented by management.

During the year 2013, movements in the valuation allowance related to changes in circumstances amounted to a reversal of R$230,812, mainly due to higher thanexpected taxable income. The aforementioned changes in circumstances primarily included a restructuring process implemented by management, which led to positive taxable income for fiscal year 2013 as well as a forecast of positive taxable income for fiscal year 2014.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold value added is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

Gafisa S.A.

Notes to the consolidated financial statements--Continued
December 31, 2014
(Amounts in thousands of Reais, except as otherwise stated)

33.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014, 2013 and 2012 - Continued

As of December 31, 2014, 2013 and 2012, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2009 and forward, i.e., within 5 years after the filing.

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

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 33(a) (ii) to (vii) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

(vii)	Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

*           *           *

Consolidated Financial Statements

Alphaville Urbanismo S.A.

December 31, 2014
and Report of Independent Public Accountant Firm

Alphaville Urbanismo S.A.
Financial Statements as of December 31, 2014 and the twenty-two-day period ended December 31, 2013 and Report of Independent Public Accountant Firm

Independent Auditors’ Report

The Board of Directors
Alphaville Urbanismo S.A.

We have audited the accompanying consolidated balance sheet of Alphaville Urbanismo S.A. (and subsidiaries) as of December 31, 2014, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alphaville Urbanismo S.A; (and subsidiaries) as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting practices adopted in Brazil applicable to real estate development entities.

Accounting practices adopted in Brazil applicable to real estate development entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the consolidated financial statements.

São Paulo, Brazil
April 27, 2015

/s/ KPMG Auditores Independentes

Alphaville Urbanismo S.A.

Consolidated balance sheets
December 31, 2014 and 2013
(In thousands of Brazilian Reais)

	Note	2014	2013
Assets
Current assets
Cash and cash equivalents	4.1	161,082	293,099
Short-term investments	4.2	59,887	76,135
Accounts receivable	5	452,661	446,935
Properties for sale	6	495,433	358,003
Dividends receivable	16.1	1,262	1,150
Other accounts receivable	-	87,357	39,686
Total current assets		1,257,682	1,215,008

Non-current assets
Accounts receivable	5	665,873	524,815
Properties for sale	6	60,491	45,051
Other accounts receivable	-	13,073	15,177
		739,437	585,043

Investments in associates	7	32,424	36,984
Property and equipment	-	21,072	16,570
		53,496	53,554

Total non-current assets		792,933	638,597

Total assets		2,050,615	1,853,605

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Consolidated balance sheets
December 31, 2014 and 2013
(In thousands of Brazilian Reais)

	Note	2014	2013
Liabilities
Current liabilities
Loans and financing	8	234,177	79,634
Debentures	9	5,136	3,463
Payables for goods and service suppliers	15(i) (d)	36,850	64,009
Salaries, payroll charges, taxes and profit sharing	-	50,308	70,315
Payable for purchase of properties and advances from customers	10	59,348	130,367
Amounts to be transferred to venture partners	-	20,589	46,032
Dividends payable	16.1	1,489	-
Payables for venture partners	11	7,282	39,522
Obligations assumed on the assignment of receivables	-	20,245	30,228
Other payables	-	19,435	35,461
Total current liabilities		454,859	499,031

Non-current liabilities
Loans and financing	8	142,489	211,037
Debentures	9	650,000	500,000
Deferred income tax and social contribution	13.b	16,262	5,329
Payables for purchase of properties and advances from customers	10	11,057	-
Acquisition of ownership interests	-	20,924	19,725
Provision for legal claims	12	5,639	3,830
Warranty provision	-	26,594	11,504
Payables to venture partners	11	3,728	8,826
Obligations assumed on the assignment of receivables	-	21,069	37,701
Other payables	-	69,171	68,859
Total non-current liabilities		966,933	866,811

Equity
Capital	14(i)	290,447	285,806
Treasury shares	14(i)	(22,345)	(17,704)
Reserves for capital, income and granting stock options	14 (i) (ii)	313,630	185,582
		581,732	453,684
Noncontrolling interests		47,091	34,079
Total equity		628,823	487,763

Total liabilities and equity		2,050,615	1,853,605

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Consolidated statements of operations
Year ended December 31, 2014 and the twenty two-day period ended December 31, 2013
(In thousands of Brazilian Reais)

	Notes	2014	2013
			(Unaudited)
Net operating revenue	17	958,248	148,847
Operating costs
Development and sales of lots	18	(500,836)	(95,134)

Gross profit		457,412	53,713

Operating (expenses) income
Selling expenses	18	(80,578)	(17,241)
General and administrative expenses	18	(97,987)	(1,612)
Stock options programs	21	(318)	(62)
Profit sharing expenses	-	2,299	(11,601)
Income from equity method investments	7	(2,850)	(217)
Depreciation and amortization	-	(5,497)	(518)
Other income (expenses), net	-	(656)	214
Income before financial income and expenses and income tax and social contribution		271,825	22,676

Financial expenses	19	(111,399)	(21,743)
Financial income	19	23,724	2,461

Income before income tax and social contribution		184,150	3,394

Current income tax and social contribution	13.a	(26,973)	(4,382)
Deferred income tax and social contribution	13.a	(10,934)	2,344

Total income tax and social contribution		(37,907)	(2,038)

Net income from continuing operations		146,243	1,356

Net income attributable to:
Owners of Alphaville		128,955	(786)
Noncontrolling interests		17,288	2,142

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Consolidated statements of comprehensive income
Year ended December 31, 2014 and the twenty two-day period ended December 31, 2013
(In thousands of Brazilian Reais)

	2014	2013
		(Unaudited)
Net income for the year	146,243	1,356

Total comprehensive income for the year, net of taxes	146,243	1,356

Attributable to:
Owners of Alphaville	128,955	(786)
Non-controlling interests	17,288	2,142

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Consolidated statements of cash flows
Year ended December 31, 2014 and the twenty two-day period ended December 31, 2013
(In thousands of Brazilian Reais)

	2014	2013
		(Unaudited)
Operating activities
Income before income tax and social contribution	184,150	3,764
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization	5,497	518
Stock option expenses	318	62
Unrealized interests and charges, net	109,225	5,476
Warranty provision	7,736	1,669
Provision for legal claims and commitments	1,050	-
Provision for profit sharing	(2,299)	11,601
Income from equity method investments	2,850	217
Financial instruments	1,281	-

Decrease/(increase) in operating assets
Accounts receivable	(146,784)	(60,889)
Properties for sale	(152,870)	423
Other accounts receivable and other	(46,846)	6,025

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(59,962)	70,293
Taxes and contributions	(10,500)	(16,313)
Payables for goods and service suppliers	(27,159)	3,466
Salaries, payable charges, taxes and profit sharing	(7,695)	(2,408)
Other payables	(18,066)	42,923
Assignment of receivables, net	(26,616)	(813)

Income tax and social contribution paid	(26,486)	(2,879)

Cash and cash equivalents from (used in) operating activities	(213,176)	63,135

Investing activities
Purchase of property and equipment and intangible assets	(9,999)	(5,392)
Purchase of short-term investments	(1,957,915)	(84,291)
Redemption of short-term investments	1,974,164	94,435
Dividends received	194	-
Increase in investments	-	136
Cash from (used in) investing activities	6,444	4,888

Financing activities
Capital increase	4,641	-
Increase in loans and financing	302,026	500,000
Payment of loans and financing - principal	(70,592)	(4,832)
Payment of loans and financing - interest	(102,990)	(1,275)
Payment of principal and dividends on payables to venture partners	(39,866)	-
Repurchase of treasury shares	(18,504)	-
Paid dividends	-	(290,378)
Cash and cash equivalents from financing activities	74,715	203,515

Net increase/(decrease) in cash and cash equivalents	(132,017)	271,538

Cash and cash equivalents
At the beginning of the year	293,099	21,561
At the end of the year	161,082	293,099

Net increase (decrease) in cash and cash equivalents	(132,017)	271,538

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Consolidated statements of changes in equity
Year ended December 31, 2014 and the twenty two-day period ended December 31, 2013
(In thousands of Brazilian Reais)

					Income reserves
	Notes	Capital	Treasury shares	Reserve for capital and grant of shares	Legal reserve	Retained earnings and investments	Accumulated losses	Total parent company	Noncontrolling interests	Total consolidated
Balances at December 9, 2013 (unaudited)		285,806	(17,704)	26,737	34,164	125,405	-	454,408	31,800	486,208

Capital increase:
Capital contribution	-	-	-	-	-	-	-	-	137	137
Stock option program	21	-	-	62	-	-	-	62	-	62
Net income (loss) for the period	-	-	-	-	-	-	(786)	(786)	2,142	1,356
Allocation:
Legal reserve	14 (ii)	-	-	-	-	-	-	-	-
Absorption of current period loss by income reserves	14 (ii)	-	-	-	-	(786)	786	-	-	-
Retained earnings reserve	14 (ii)	-	-	-	-	-	-	-	-	-
Balances at December 31, 2013		285,806	(17,704)	26,799	34,164	124,619	-	453,684	34,079	487,763

Capital increase:
Exercise of stock options		4,641	-	-	-	-	-	4,641	-	4,641
Capital contribution		-	-	-	-	-	-	-	1,324	1,324
Stock option program	21	-	-	318	-	-	-	318	-	318
Purchase of treasury shares	14(i)	-	(4,641)	-	-	-	-	(4,641)	-	(4,641)
Net income for the year	-	-	-	-	-	-	128,955	128,955	17,288	146,243
Allocation:
Legal reserve	14 (ii)	-	-	-	6,448	-	(6,448)	-	-
Proposed dividends	14 (ii)	-	-	-	-	-	(1,225)	(1,225)	(5,600)	(6,825)
Retained earnings reserve	14 (ii)	-	-	-	-	121,282	(121,282)	-	-	-
Balances at December 31, 2014		290,447	(22,345)	27,117	40,612	245,901	-	581,732	47,091	628,823

See accompanying notes to consolidated financial statements.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Alphaville Urbanismo S.A. ("AUSA" or "Company") is a privately held corporation with registered office at Av. das Nações Unidas, 8,501, 9th floor, in the city and state of São Paulo, Brazil, and operates in the development and urbanization of residential lots.  The Company is focused on identifying, developing and selling residential lots targeted at many markets throughout the Brazilian territory.

As of December 31, 2014, the Company is a subsidiary of Private Equity firm called AE Investimentos e Participações S.A., which holds a 70% interest in the capital of the Company, while the other 30% interest is held by Gafisa S.A..

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2015.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM).

Brazilian GAAP, or BR GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS.  This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee, or CPC, the CVM and the Federal Accounting Council, or CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of inclusion in a filing with the United States Securities and Exchange Commission, the consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 22. US GAAP condensed consolidated balance sheets have been included in Note 22 (d)(i) for 2014 and 2013 and US GAAP consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2014 and the twenty-two-day period ended December 31, 2013 have been included in Note 22 (d)(ii) and Note 22 (d)(iii), respectively.

The consolidated financial statements have been prepared in the normal course of business. Management makes an assessment of the Company’s ability to continue as a going concern when preparing the consolidated financial statements. The Company is in compliance with all of its debt covenants at the date of issue of these consolidated financial statements.

All amounts reported in the financial statements are in thousands of Reais, except as otherwise stated.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies -- Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements -- Continued

a) Consolidated financial statements

The consolidated financial statements of the Company include the financial statements of Alphaville, and its direct and indirect subsidiaries. The control over these entities is obtained when the Company has the power to control its financial and operational policies, and can benefit from and is exposed to the risks of their activities. The subsidiaries are fully consolidated from the date that full control commences to the date it ceases to exist.

The accounting practices were uniformly adopted in all subsidiaries included in the consolidated financial statements and the fiscal year of these companies is the same as the Company. See further details in Note 7.

2.1.1.	Functional and presentation currency

The consolidated financial statements are presented in Reais (presentation currency), which is the functional currency of the Company and its subsidiaries.

2.2.1.	Accounting judgments, estimates and assumptions

Accounting estimates and judgments are evaluated on an ongoing basis based on historical experience and other factors, including expectations of future events, considered reasonable under the circumstances.

(i) Judgments

The preparation of the individual and consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

(ii) Estimates and assumptions

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a) Impairment of assets

Management reviews annually and/or when a specific event occurs the carrying amount of assets with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate an impairment. Should such evidences exist, and the carrying amount exceeds the recoverable amount, a provision for impairment is recognized by adjusting the carrying amount to the recoverable amount. These impairment losses are recognized in the statement of profit or loss when incurred.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies -- Continued

2.2.	Summary of significant accounting policies

2.2.1.	Accounting judgments, estimates and assumptions -- Continued

b) Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date.

The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 21.

c) Fair value of financial instruments

When the fair values of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, they are determined using valuation techniques, including the discounted cash flow method.

d) Estimated cost of construction and warranty provision

Estimated costs, mainly comprising the incurred and future costs for completing the construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company. The effects of revisions to such estimates affect the statement of profit or loss.  In addition, the Company and its subsidiaries recognize a provision to cover expenditures for repairing lots covered during the warranty period. The warranty period is five years from the delivery of the lot.

e) Taxes

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in tax and labor matters. Depending on the nature of such investigations, legal claims or administrative proceedings, the Company and its subsidiaries could be adversely affected, regardless of the respective final outcome.

f) Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and on internal assumptions and future economic scenarios that enable its total or partial use if the full amount is recorded.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies -- Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.2.	Recognition of revenue and expenses

(i) Sale of lots

For the sales on credit, revenues are recognized upon completion of the sale, regardless of the timing of receipt from the customer. In the sale of lots not developed and residential units in construction, the following procedures were observed:

• The incurred cost that corresponds to the lots and units sold is included in profit or loss;

• The percentage of incurred cost (including land) is determined in relation to its total estimated cost; this percentage is applied to the total revenues of lots and units sold and adjusted for inflation in accordance with the terms established in the sales contracts, in order to determine the amount of revenue to be recognized in direct proportion to costs.

• Revenues recognized in excess of actual payments received from customers is recorded as either a current or non-current asset. Any payment received in connection with the sales of lots that exceeds the amount of revenues recognized is recorded as “Payables for purchase of property and advances from customers".

• Interest on accounts receivable, as well as the adjustment to present value of accounts receivable, are included in the lots development and sales when incurred, on a pro rata basis using the accrual basis of accounting.

• Taxes levied on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized.

• Other expenses, including advertising and publicity are recognized in profit or loss when incurred.

(ii) ICPC 02 – paragraphs 20 and 21

In accordance with ICPC 02, the amounts of revenues recognized and costs incurred are recognized in profit or loss, and the advances received are recognized in the account “payables for purchase of property and advances from customers”.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies -- Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts. Financial Instruments not measured at fair value through profit or loss are recognized initially at fair value plus any directly related transaction costs.

After initial recognition, financial instruments are measured as described below:

(i) Financial instruments through profit or loss

A financial instrument is classified into fair value through profit or loss if it is held for trading, or designated as such when initially recognized.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the investment strategy or risk management.

After initial recognition, related transaction costs are recognized in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and their changes therein are recognized in profit or loss.

In the year ended December 31, 2014, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

Subsequent to initial recognition, derivatives are measured at fair value and the changes are recognized in profit or loss - Note 15.

The Company does not adopt the hedge accounting practice.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.3.	Financial instruments

(ii) Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets at their initial recognition, when the company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not designated at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and other accounts receivable, loans and other receivables and derivative financial instruments.

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

• The rights to receive cash inflows of an asset expire;

• The Company transfers its rights to receive cash inflows from an asset or assume an obligation of fully paying the cash inflows received, without significant delay, to a third party because of a contractual agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to pass it on, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying amount of the asset, and the highest consideration that may be required from the Company.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.3.	Financial instruments

(iii) Financial liabilities at fair value through profit or loss

Financial liabilities through profit or loss include trading financial liabilities and financial liabilities designated as such upon initial recognition.

Financial liabilities are classified into held for trading when they are acquired with the objective of selling them in the short term.

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are written-off, as well as during the amortization process using the effective interest rate method.

Derecognition (write-off)

When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability. The difference in the corresponding carrying amounts is recognized in profit or loss.

Financial instrument – net presentation

Financial assets and liabilities are stated at their net amounts in the balance sheet when, and only when, there is a current and executable legal right to offset the amounts, and the Company intends to settle them on a net basis or realize the asset and settle the liability simultaneously.

(iv) Available-for sale financial instruments

For available-for-sale financial instruments, the Company assesses if there is any objective evidence of impairment at each reporting date.  Subsequent to initial recognition, available-for-sale financial assets are measured at fair value, with unrealized gains and losses recognized in other comprehensive income, when applicable; except for impairment losses of interests calculated using the effective interest rate method, and the exchange gains or losses on monetary assets that are directly recognized in profit or loss.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under resale agreements, denominated in Reais, with high market liquidity and original contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Cash equivalents are classified as financial assets at fair value through profit or loss and are recorded at the original amounts plus income earned through the reporting dates of the financial statements, calculated on a “pro rata basis", which are equivalent to their market values, not having any impact to be accounted for in the Company’s equity.

Short-term investments include bank deposit certificates, restricted credits in view of the temporary blocked amounts due to the participation of partners (see Note 4.2) and are classified as financial assets at fair value through profit or loss.

2.2.5.	Accounts receivable

These are presented at present and realization amounts. The classification between current and noncurrent is made based on the expected maturity of contract installments. The installments outstanding are mainly adjusted based on the General Market Price Index (IGP-M).

2.2.6.	Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company carried out the assignment of real estate receivables for securitization and issue of CRIs (“Cédula de Recebível Imobiliário” – CRI). When there is no right of recourse, this assignment is recorded as a reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and as contra-entry an account in liabilities is recorded. The financial guarantees, when a participation is acquired (subordinated CRI), are recorded on the balance sheet in “non-current assets” in “short-term investments” at the realization amount, which is equivalent to fair value.

The Company and its subsidiaries carried out the assignment and/or securitization of receivables in 2012, related to receivables from the conditional sale of completed lots and those still under construction. This securitization is carried out through the issuance of the “Housing loan certificate” (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions. The funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until certificates are settled by customers.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.7.	Lots for sale

Lots for sale are measured at cost of land acquisition and include the accumulated costs of infrastructure and the financial costs eligible to subdivisions, not in excess of its net realization amount. In the case of lots in development, the portion in inventory corresponds to the incurred cost of lots not yet sold.

When the cost of lots for sale exceeds the expected cash flow from sales, completed or in development, an impairment charge is recognized in the period when it is determined that the amount shall not be recoverable.

2.2.8.	Selling expenses - Commissions

Brokerage expenditures are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria used for revenue recognition. The charges related to sales commissions paid by the buyer to their broker are not recognized as revenue or an expense of the Company.

2.2.9.	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing lots covered during the warranty period. The warranty period is five years from the delivery of the lot.

2.2.10. Investments

Investments in associates are recorded in the Company using the equity method.

When the Company's equity in the losses of associates is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations, and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the associates (Note 7).

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.11.	Property and equipment

Items of property and equipment are measured at cost, less accumulated depreciation and/or any accumulated impairment losses, if applicable.

Depreciation is calculated based on the straight-line method considering the estimated useful lives of the assets, as follows:

(i) Vehicles – five years;

(ii) Furniture, fixtures and installations – ten years;

(iii) Computers and software licenses – five years.

The residual amount, useful life, and depreciation methods are reviewed when there are modifications in relation to the information from the prior year or in relation to the current status of assets.

Expenditures incurred in the construction of sales stands and related furnishings are used for the maximum term of one year, considered as expense upon the launch of the venture.

An item of property and equipment is derecognized when sold or no future economic benefits are expected from its use or disposal. Possible gain or loss arising from derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in profit or loss upon derecognition.

Property and equipment are subject to periodic assessments of impairment.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.12.	Income tax and social contribution

(i) Current income tax and social contribution

Income taxes in Brazil comprise income tax (25%) and social contribution (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary tax differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts.

As permitted by tax legislation, certain subsidiaries and jointly-controlled investees opted for the presumed profit regime, a method under which the taxable profit is calculated as a percentage of gross sales. For these companies, the income tax is calculated on estimated profits at rate of 8% and 12% of gross revenues, respectively, on which the rates of the respective tax and contribution are levied.

(ii) Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes.

They are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance.

The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

2.2.13. Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the balance sheet date, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.14.	Stock option plans

As approved by its Board of Directors, the Company offers to executives and employees share-based compensation plans (“Stock Options”), as payments for services received.

The fair value of the services received from employees participating in the plans, in exchange for options, is determined based on the fair value of stocks, set on the grant date. The fair value of the services received from employees and management members in exchange of options is recognized in profit or loss as contra-entry to equity, to the extent services are provided by employees and executives.

In an equity-settled transaction, in which the plan is modified, a minimum expense is recognized corresponding to the expense as if the terms have not been changed. An additional expense is recognized for any modification that increases the total fair value of granted options, or that otherwise benefits the employee, measured on the modification date.

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

2.2.15.	Other employee benefits

The benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary) and variable compensation such as profit sharing, bonus, and share-based compensation. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans or other post-employment benefits.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.16.	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities adjust receivables by an inflation index, and shall be discounted to present value, as the agreed inflation indexes do not include interest. The reversal of the present value adjustment, considering that an important part of the Company operations consists of financing its customers, was carried out as contra-entry to the group of real estate development revenue.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the time-value of the money.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Note 5).

2.2.17.	Borrowing costs

The borrowing costs that are attributable to the development of assets for sale and land are capitalized as part of the cost of that asset during the construction period. Additionally, since there are borrowings outstanding, which are recognized in profit or loss to the extent units are sold, this same criteria is used for other costs. All other borrowing costs are recorded as expense when incurred. Borrowing costs comprise interest and other related costs incurred, including those for obtaining financing.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.18.	Provisions

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

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those significant for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes.

(ii) Allowance for doubtful account

Allowance for doubtful accounts, when necessary, is measured to cover the estimate of future losses in the realization of accounts receivable, as these credits have secured guarantees of lots sold, to the extent the corresponding deeds are granted upon settlement and/or negotiation of receivables from customers.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies -- Continued

2.2.19.	Sales taxes

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

• when the net amount of sales taxes, recoverable or payable, is included as a receivables or payable item in the balance sheet.

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without deductions in relation to incurred costs.

2.2.20.	Treasury shares

Equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity.

No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

2.2.21. Payables for purchase of properties and advances from customers

Payables for purchase of lots are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, that is, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustments, when applicable.

2.2.22. Statement of comprehensive income

In order to meet the statutory provisions (CPC 26 (R1)), the Company prepared the statement of comprehensive income in its financial statements. The Company does not have other comprehensive income other than the profit or loss for the year.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted

3.1	Pronouncements (new or revised) and interpretation adopted from 2014

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC which were effective as of December 31, 2014.

The pronouncements (new or revised) and the interpretation listed below, issued by CPC and approved by CVM, are mandatory for the years beginning January 1, 2014 or later. They are the following:

• OCPC 07 - Providing Evidence in the Disclosure of General Purpose Financial and Accounting Reports. This standard aims at addressing the basic requirements for preparing and providing evidence to be observed when disclosing general purpose financial and accounting reports. It specifically addresses the provision of evidence about information of annual and interim financial and accounting statements, particularly those contained in the accompanying notes. The standard establishes that the evidenced information shall be relevant to external users. And relevant are only those that influence the investors’ and creditors’ decision-making process. Consequently, the non-relevant ones shall not be disclosed.

• ICPC  09  (R2)  -  Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting - The objective of the ICPC 09 revision is substantially derived from the issue of the technical pronouncements CPC 18 (R2), CPC 19 (R2) and CPC 36 (R3), in view of the changes made by the International Accounting Standards Board (IASB) in the international accounting standards IAS 28, IFRS 10 and IFRS 11. Other items were also revised aimed at adjusting the text to the current needs and keeping them convergent with the international standards.

ICPC 19 - Levies – CVM Resolution 730 of November 27, 2014;

The Interpretation is correlated with the IFRIC Interpretation 21 – Levies, issued by the International Accounting Standards Board (IASB). The document provides for the accounting for a liability for a levy, if the liability is in the scope of the Technical Pronouncement CPC 25, and also deals with the accounting for the liability for levy which timing and amount are not certain.

• Amendment to the CPC 01/IAS 36 – Impairment of Assets about the disclosure of the recoverable amount of non-financial assets. This amendment eliminates certain disclosures of the recoverable amount of cash generating units that had been included in the IAS 36 with the issue of the IFRS 13.

• Amendment to the CPC 39/IAS 32 – Financial Instruments: Presentation, about the offsetting of financial assets and liabilities. This amendment clarifies that the right to offset shall not be contingent on a future event. It also shall be legally applicable to all counterparties in the normal course of business, as well as in the case of default, insolvency or bankruptcy. The amendment also considers liquidation mechanisms.

• Revision of Technical Pronouncement 7 – Equity Method in Separate Financial Statements, amends the wording of the CPC 35 – Separate Financial Statements to incorporate the modifications made by the IASB to the IAS 27 - Separate Financial Statements, which now permits the adoption of the equity method for subsidiaries in the separate financial statements, thus aligning the accounting practices adopted in Brazil with the international accounting standards.  For the IFRS purposes, the modifications to the IAS 27 were early adopted.

There are no other standards and interpretations that were issued and not yet adopted that could, on the Management’s opinion, have significant impact on the profit or loss or equity disclosed by the Company.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

3.	Pronouncements (new or revised) and interpretation adopted from January 1, 2014 and new and revised standards and interpretation already issued and not yet adopted -- Continued

3.2	New and revised interpretations already issued and not yet adopted

•   IFRS 15 – Revenue from contracts with customers

On May 28, 2014, the International Accounting Standards Board (IASB) and the Financial Accounting Standards Board (FASB) issued new requirements for recognition of revenue under both IFRS and U.S. GAAP, respectively. The IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under the IFRS and U.S. GAAP when it is adopted. Its application is required for annual years beginning on or after January 1, 2017, with early adoption permitted for the IFRS purposes, and not permitted locally before the harmonization and approval from the CPC and CVM.

The Company is evaluating the effects of the IFRS 15 on its financial statements and has not yet completed its analysis thus far, not being able to estimate the impact of the adoption of this standard.

There is no other IFRS standard or IFRIC interpretation that have not yet entered into effect that could have a significant impact on the Company.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1	Cash and cash equivalents

	2014	2013
Cash and banks	13,912	17,659
Securities purchased under resale agreements
(Note 15 (i) (e) and (a))	144,560	250,076
Amounts in transit (b)	2,610	25,364
Cash and cash equivalents	161,082	293,099

(a) Securities purchased under agreement to resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and terms agreed upon, backed by private or government securities, depending on the bank. The securities are registered with the CETIP.

(b) Amounts in transit are represented by checks in transit received upon launch of ventures and cashed in a subsequent period of up to 90 days

As of December 31, 2014, the securities purchased under resale agreement include interest earned from 90% to 102.0% of Interbank Deposit Certificates (CDI) (from 75% to 101.8% of CDI in 2013). All transactions are with what management considers being top tier financial institutions.

4.2	Short-term investments

	2014	2013
Investment funds (a)	16,461	-
Bank certificates of deposit (b)	37,072	23,005
Restricted credits (c)	6,354	53,130
Total short-term investments (Note 14 (i) e)	59,887	76,135

(a) In 2014, we started operations with Fund (PP Portfolio) with daily liquidity and earning interests at 102% CDI in average, with possible variations, but with the levy of IOF tax (for redemptions before 30 days).

(b) In 2014, Bank Certificates of Deposit (CDBs) include interest earned varying from 93% to 101% (from 93% to 101.3% in 2013) of Interbank Deposit Certificates rate (CDI). The Company invests in short term (up to 20 working days) through securities purchased under resale agreements in which the interest is lower (from 90%  of CDI). On the other hand, this investment is exempt of IOF, which is not granted in the case of CDBs.

(c) Amounts related to credit to temporarily blocked checking accounts in view of the participation of the Partner, which the Company is expected to be cleared in 45 days or less.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

5.	Accounts receivable

	2014	2013

Committed purchaser of lots	1,292,451	1,120,964
(-)Present value adjustments	(173,917)	(149,214)
	1,118,534	971,750
Current	452,661	446,935
Non-current	665,873	524,815

The current and non-current portions have the following maturities:

Maturity		2014	2013
	2014	-	446,935
	2015	452,661	184,004
	2016	214,585	138,215
	2017	162,247	102,080
	2018 onwards	462,958	249,730
Total		1,292,451	1,120,964
(-)Adjustment to present value		(173,917)	(149,214)
Total (Note 15 (i) e)		1,118,534	971,750

The balance of accounts receivable from lots sold and not yet delivered is not fully reflected in the financial statements. The recovery is limited to the portion of the recorded revenues net of the amounts already received.

Advances from customers in excess of the revenues recorded in the period are shown in Note 10.

Accounts receivable, financed by the Company, are in general subject to IGP-M variation, with revenue being recorded in profit or loss in the account “Revenue from sale of lots".

The net amount of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2014 was an expense of R$13,169 (R$26,624 in the twenty-two-day period ended December 31, 2013) in the consolidated financial statements.

Accounts receivables from lots not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.16. The rate applied by the Company and its subsidiaries was 7.78% in 2014 (5.76% in 2013), net of IGP-M.

On November 14, 2012, the Company and its subsidiaries entered into an Assignment of Real Estate Receivables Agreement (CCI), which consists of an assignment by the Assignor to the Assignee of a portfolio comprising select residential real estate receivables performed and to be performed arising out of the Company and its subsidiaries and jointly-controlled investees. The portfolio continues to be recorded in accounts receivable until it is settled by the customer. As of December 31, 2014, the liability balance of this operation amounts to R$41,314 in the consolidated financial statements (R$67,929 in 2013).

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	2014	2013
Land	92,568	70,066
Lots in development	270,537	243,258
Lots completed	192,819	89,730
	555,924	403,054

Current	495,433	358,003
Non-current	60,491	45,051

As mentioned in Note 8, the balance of consolidated capitalized financial charges as of December 31, 2014 is R$24,671 (R$11,640 in 2013).

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

7.	Investments in associates

(i) Ownership interest

a) Associates and jointly-controlled investees

The main full information on ownership interests held are summarized as follows:

	Ownership interests %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year (2014) and for the 22 day period ended December 31 (2013)		Investments		Income from equity method investments for the year (2014) and for the 22 day period ended December 31 (2013)
Direct investments	2014	2013	2014	2014	2014	2013	2014	2013	2014	2013	2014	2013
								(Unaudited)				(Unaudited)
SPE Leblon Incorporadora S.A.	40%	40%	36,443	7,505	28,938	32,780	(3,818)	(503)	11,575	13,112	(1,537)	(201)
Krahô Empr. Imob. S.A.	48%	48%	61,078	39,226	21,852	24,222	(2,370)	(371)	10,380	11,505	(1,126)	(176)
Alphaville Reserva Santa Clara Empr. Imob. Ltda.	25%	25%	16,843	23	16,820	16,849	(51)	(8)	4,205	4,212	(13)	(2)
Sociedade Loteadora	31%	31%	11,926	865	11,061	14,025	550	361	3,429	4,348	321	112
Gafisa SPE-77 Empr. Imob. Ltda.	35%	35%	25,751	17,600	8,151	9,565	(1,414)	143	2,853	3,348	(495)	50

Other (*)			1,062	6	1,056	1,136	(76)	-	(18)	459	-	-

Total investments			153,103	65,225	87,878	98,577	(7,179)	(378)	32,424	36,984	(2,850)	(217)

(*) Amount obtained from the sum of investments below R$14, except when it is required to make comparison with the year 2013.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

7.	Investments in associates--Continued

(i) Ownership interest --Continued

a) Change in investments

	2014	2013
Balance at the beginning of the year / period	36,984	37,374
Income from equity method investments	(2,850)	(217)
Advance for future capital increase	6	-
Dividends receivable	(1,240)	-
Other investments	(476)	(173)
Balance at the December 31,	32,424	36,984

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

8.	Loans and financing

Type	Maturity	Annual interest rate	2014	2013

		CDI+0.82% to CDI+3.04%
Working capital (a)	Mar/14 to Oct/23	IGP-DI+8.95%	376,666	290,671
		IPCA+8.38%
			376,666	290,671
Current portion			234,177	79,634
Non-current portion			142,489	211,037

(a) It corresponds to credit lines of financial institutions to raise funds required for developing the ventures.

On December 21, 2012, the Company issued Certificates of Bank Credit (CCB), in the amount of R$130,000 aimed at raise funds to build select real estate ventures. The CCB has a personal security represented by the suretyship of the Company and pledge of receivables.

On December 4, 2013, the Company amended the CCB to: (i) exclude the personal guarantee represented by the suretyship of the stockholder Gafisa S.A.; (ii) change the interest of the guarantee represented by the pledge of Receivables from 100% to 146.6% of the debt balance of the issue; (iii) change in the method of calculation of the indexes and limits of special issue obligations, becoming the issuer’s responsibility for fulfilling the following indexes:

(a) The ratio of Net Financial Debt to EBITDA shall be equal to or lower than 3.

(b) The ratio of total receivables plus properties for sale to net financial debt plus properties payable plus costs and expenses to be appropriated shall be equal to or higher than 1.30 or lower than zero.

On August 28, 2013 the Company issued a CCB in the amount of R$50,000 with final maturity in August 2017, being guaranteed by the fiduciary assignment of select real estate receivables owned by the Issuer and its Subsidiaries. The CCB was subject to assignment to the securitizing company that issued the Real Estate Receivable Certificate, which public distribution with restricted efforts ended on such date.

On October 15, 2013 the Company issued a CCB in the amount of R$48,042 with final maturity in 120 months, being guaranteed by the fiduciary assignment of select real estate receivables owned by the Issuer and its Subsidiaries. The CCB was subject to assignment to the securitizing company that issued the Real Estate Receivable Certificate, which public distribution with restricted efforts ended on such date.

On November  25, 2014 the Company made the Issue and Offering of Promissory Notes totaling R$150,000 with total period of 180 days, being guaranteed by the fiduciary assignment of select real estate receivables owned by the Issuer and its Subsidiaries. The Promissory Notes are issued by the company in the First Issue of 15 (fifteen) commercial promissory notes, with unit value of R$ 10,000 on the issue date, under the terms of CVM Instruction No. 134 and the other applicable legal provisions and regulations.

The Company has restrictive covenants under certain loans and financing that limit its ability to perform certain actions, such as the issuance of new debts, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

8.	Loans and financing--Continued

The Company is subject to indexes and default limits (covenants), as follows: (i) limits to total indebtedness, and (ii) maintenance of the net debt ratio, as described below:

	2014	2013
Total accounts receivable plus inventory of finished units required to be 1.3 times greater than the net debt plus payables for purchase of properties plus unappropriated costs and expenses	1.98	5.07
Ratio of net debt to EBITDA required to be 3 or lower	2.82	1.51

As of December 31, 2014, the Company is in compliance with the covenants described above and other non-restrictive covenants.

The maturities of the current and non-current installments are as follows:

	2014	2013
2014	-	79,634
2015	234,390	61,717
2016	84,310	89,366
2017 onwards	57,966	59,954
Total	376,666	290,671

Financial expenses of loans are capitalized at the cost of venture in progress and land with prospects for launch, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization was 14.02% as of December 31, 2014 (12.54% as of December 31, 2013).

	2014	22 day period ended December 31, 2013
		(Unaudited)
Net financial expenses	107,216	10,663
Capitalized financial charges	(26,449)	(6,331)
Net financial charges (Note 19)	80,767	4,332

Financial charges included in “Properties for sale”
Opening balance	11,640	14,300
Capitalized financial charges	26,449	6,331
Charges recognized in profit or loss	(13,418)	(8,991)
Closing balance (Note 6)	24,671	11,640

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

9.	Debentures

Placement	Principal – R$	Annual interest	Final maturity	2014	2013
First placement	650,000	CDI+2.29%	December 2021	655,136	503,463
				655,136	503,463

Current portion				5,136	3,463
Non-current portion				650,000	500,000

The maturities of the current and non-current installments are as follows:

Maturity	2014	2013
2016	65,000	50,000
2017	117,000	90,000
2018 onwards	468,000	360,000
	650,000	500,000

On September 9, 2013, the Company obtained approval for the public distribution with restricted efforts of its 1st Placement of non-convertible simple debentures in a single series, which have general guarantee, maturing in eight years totaling a maximum of R$800,000, guaranteed by the fiduciary assignment of select real estate receivables arising from the Company or its subsidiaries.

On December 9, 2013, the amount of R$500,000 was received, and on July 17, 2014, R$150,000. The indenture has clauses that restrict the Company’s ability of taking some actions, and may require the early maturity in case of non-compliance with these clauses; as of December 31, 2014, the Company is compliant with its contractual obligations.

The ratios and minimum and maximum amounts required under such restrictive covenants as of December 31, 2014 are as follows:

	2014	2013
First placement
Ratio of net debt to EBITDA shall always be equal to 3.5 or lower	2.82	1.51
Ratio of total receivables to net debt shall always be equal to 1.1 or higher	2.56	5.07

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

10.	Payables for purchase of properties and advances from customers

	2014	2013
Payables for purchase of properties	17,894	465
Advances from customers:
-Developments	52,511	129,902
	70,405	130,367
Current	59,348	130,367
Non-current	11,057	-

The payables are substantially adjusted by the variation of the General Price Index – Market (IGP-M).

11.	Payables to venture partners

	2014	2013
Payable to venture partners	2,184	32,218
Usufruct of shares	8,826	16,130
	11,010	48,348
Current portion	7,282	39,522
Non-current portion	3,728	8,826

The maturities of the current and non-current installments are as follows:

	2014	2013
2014	-	39,522
2015	7,282	5,098
2016	2,815	2,815
2017	913	913
Total	11,010	48,348

In April 2010, the Company acquired the capital of a company which corporate purpose is to hold interest in other companies, which in turn shall have as corporate purpose the development and carry out real estate ventures. As of December 31, 2013, the Company subscribed and acquired capital of R$108,386 (comprising 81,719,641 common shares held by the Company and 26,666,666 preferred shares held by other shareholders). On March 31, 2014, the Company made the last principal payment in the amount of R$26,667 and R$3,600 in dividends to the shareholders who own preferred shares, settling the transaction.

As part of the process of raising funds by issuing Certificates of Bank Credit (CCB) in 2011, the Company entered into a private instrument for establishing the usufruct of 100% preferred shares of Alphaville Ribeirão Preto Empreendimentos Imobiliários S.A., over a period of six years, with maturity in 2017, and raising funds amounting to R$35,000, recorded based on amortized cost using the effective interest rate of the transaction. As of December 31, 2014, the total amount of dividends paid to the holders of preferred shares amounted to R$9,600.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

12.	Provisions for legal claims

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on lawsuits in progress. The Company does not expect any reimbursement in connection with these claims.

For the years ended December 31, 2014 and 2013, the changes in the provision are summarized as follows:

	Civil lawsuits	Tax proceedings (a)	Labor claims	Total consolidated
Balance at December 09, 2013	1,725	14,129	976	3,830
Additional provision	-	-	-	-
Amounts not used/reversed	-	-	-	-
Balance at December 31, 2013	1,725	1,129	976	3,830
Additional provision	715	93	242	1,050
Amounts not used/reversed	(151)	509	401	759
Balance at December 31, 2014	2,289	1,731	1,619	5,639
Non-current portion	2,289	1,731	1,619	5,639

Civil lawsuits, tax proceedings and labor claims

The Company and its subsidiaries are parties to other legal claims, tax proceedings and civil lawsuits arising from the ordinary course of business, which, on the opinion of Management and its legal counsel, expectations of losses are classified into possible, but no provision was recognized to face the respective unfavorable outcomes. As of December 31, 2014, these claims, proceedings and lawsuits amount to R$135,342 (R$72,713 in 2013), as described below:

	2014	2013
Civil lawsuits	111,778	60,769
Tax proceedings	10,754	7,018
Labor claims	12,809	4,926
	135,341	72,713

As of December 31, 2014, the balance of the judicial deposits of the Company and its subsidiaries corresponded to R$3,717 (R$2,651 in 2013) recorded in the heading other receivables in noncurrent assets.

ii) Environmental risk

There are various environmental laws at the federal, state and municipal levels. These environmental laws may result in delays for the Company in connection with adjustments for compliance and other costs, and impede or restrict ventures. Before the subdivision partnership agreement, the Company assesses all necessary and applicable environmental issues, including the possible existence of hazardous or toxic materials, residual substance, trees, vegetation and the proximity of the land to permanent preservation areas. Therefore, before the launch of a subdivision, the Company obtains all governmental approvals, including environmental licenses.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

12.	Provisions for legal claims--Continued

ii) Environmental risk - Continued

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines.

iii) Payable related to the completion of subdivisions

The Company and its subsidiaries are committed to deliver real estate units that will be built in exchange for the acquired land.

Also the Company committed to completing units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties.

The Company has commitments to third parties (partners) and partners in joint ventures:

• Partnership contracts with owners of land, which shall be a partner or real estate partner;

• Commitment to suppliers which are being contracted, or to any third parties in the pre-launch or business evaluation.

As of December 31, 2014, the Company, by means of its subsidiaries, has long-term obligations in the amount of R$25,406 (R$19,887 in 2013), related to the supply of services and raw materials used in the development of real estate ventures.

The Company has contract for renting the real estate where its office is located, the monthly cost amounting to R$500 adjusted by the IGP-M variation.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

13.	Income tax and social contribution

a) Current income tax and social contribution

The reconciliation of the effective tax rate for the year ended December 31, 2014 and the 22 day period ended December 31, 2013 is as follows:

	2014	2013
		(Unaudited)
Profit before income tax and social contribution, and statutory interest	184,151	3,394
Income tax calculated at the applicable rate – 34%	(62,611)	(1,154)
Net effect of subsidiaries taxed by presumed profit	87,725	3,780
Stock option plan	(108)	(21)
Other permanent differences	(8,859)	(307)
Changes in payables to venture partners	(1,016)	(191)
Income from equity method investments	(969)	119
Tax benefits recognized (not recognized)	(52,069)	(4,264)
	(37,907)	(2,038)

Tax expenses – current	(26,973)	(4,382)
Tax income (expenses) – deferred	(10,934)	2,344

b) Deferred income tax and social contribution

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

As of December 31, 2014 and 2013, deferred income tax and social contribution are from the following sources:

	2014	2013
Temporary differences		(Unaudited)
Taxation on income between cash and accrual basis	(47,608)	(30,361)
Other	-	(1,034)
Temporary differences – PIS and COFINS deferred	3,406	3,047
Provisions for legal claims	1,917	1,536
CPC adjustment	17,249	12,982
Other provisions	1,804	6,218
	(23,232)	(7,612)
Deferred tax assets
Tax loss and income tax and social contribution loss carryforwards	123,446	66,690
Tax benefits not recognized	(116,476)	(64,407)
	6,970	2,283

Deferred tax asset	31,346	26,066
Deferred tax liability	(47,608)	(31,395)

Total net	(16,262)	(5,329)

As of December 31, 2014 and 2013, the Company had income tax and social contribution loss carryforwards in the amounts of R$363,076 and R$196,147, respectively.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

14.	Equity

(i) Capital

As of December 31, 2014, the subscribed and paid-in capital amounts to R$290,447 (R$285,805 in 2013) represented by 117,510,769 shares, of which 115,347,000 are registered common shares, without par value, and 2,163,769 are registered common shares, without par value, held in treasury. The Board of Directors of the Company is authorized to take resolution on the issue of common shares, up to the authorized capital limit, not requiring amendment to bylaws.

On June 26, 2014, in the Extraordinary Shareholders’ Meeting, an increase in the Company’ capital was approved in the amount of R$4,641 by issuing 1,103,410 new registered common shares without par value, in view of the exercise of the acquisition of shares granted in the scope of the stock option plan of the company. Immediately thereafter, an approval was granted for the acquisition by the Company of such 1,103,410 new shares for cancellation or holding in treasury, without capital reduction.

The change in the amount of shares is as follows:

	Common			Preferred
	Shares – in thousands

	Capital R$ thousand	Registered	Treasury	Registered	Treasury	Total
December 09, 2013	285,806	115,347	1,060	-	-	116,407
Increase in capital without issue of shares	-	-	-	-	-	-
Exercise of stock options	-	-	-	-	-	-
Repurchase of shares	-	-	-	-	-	-
Cancellation of treasury shares	-	-	-	-	-	-
December 31, 2013	285,806	115,347	1,060	-	-	116,407
Increase in capital without issue of shares	-	-	-	-	-	-
Exercise of stock options	4,641	1,103	-	-	-	1,103
Repurchase of shares	-	(1,103)	1,103	-	-	-
Cancellation of treasury shares	-	-	-	-	-	-
December 31, 2014	290,447	115,347	2,163	-	-	117,510

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

14.	Equity-- Continued

(ii) Allocation of net income (loss)

• Legal reserve

Legal reserve is annually recorded as allocation of 5% of net income for the year, reaching up to 20% of capital stock. The legal reserve is aimed at assuring the integrity of capital stock and may only be used to offset losses and increase capital.

• Proposed and distributed dividends

Proposed dividends are calculated under the bylaws terms approved in the Extraordinary Shareholders’ Meeting held on December 9, 2013, assuring the right to mandatory dividend of at least 1% on net income, calculated under the terms of the Brazilian Corporate Law.

On April 30, 2014, the minutes of the Annual and Extraordinary Shareholders’ Meeting took the resolution to allocate the net income for the year ended December 31, 2013, in the amount of R$175,651 as follows:

• R$8,783 to Legal Reserve;
• R$42,173 was declared as interim dividend to be allocated to the shareholders of the Company on December 9, 2013.
• R$124,696 was retained, according to the capital budget prepared by the management, then approved by the shareholders.

There was no distribution of dividends to shareholders in 2014, and the calculation of proposed dividends is as established in the company’s bylaws.

The calculation of legal reserve and proposed dividends is as follows:

	2014	FY2013
Net income (loss) for the year	128,955	(786)
Legal reserve - 5%	6,448	-
	122,507	(786)
Minimum mandatory dividend (1% in 2014)	1,225	-
Distributed dividends	-	-
Surplus of dividends distributed according to the bylaws	-	-
Absorption of current period loss by income reserves	-	786
Value of dividend per share - common	0.0106	-

• Income reserve

The Bylaws establishes that in case the income reserve is in excess of capital stock, the Shareholders’ Meeting shall take resolution on investing such surplus by paying-in or increasing capital, or even distributing an additional amount to shareholders.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments to hedge the volatility of price indexes and interest rates, the instruments being managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The Company and its subsidiaries operations are subject to the risk factors described below:

(i) Risk considerations

a) Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only short-term securities from top tier financial institutions.

With regards to account receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee for the recovery of its products in the cases of default during the construction period. As of December 31, 2014 and 2013, there was no significant credit risk concentration associated with customers.

b) Derivative financial instruments

The Company holds derivative instruments (swap) to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2014 and 2013, the Company had derivative instruments contracts for hedging purposes in relation to interest fluctuations, with final maturity in March 2017. The derivative contracts are as follows:

Swap agreements (fixed for CDI)	Face value	Original index – asset portion	Swap – liability portion	Beginning	End	2014	2013
Banco Votorantim S.A.	90,000	Fixed 14.2511%	CDI 2.41%	09/30/2013	03/28/2014	-	753
Banco Votorantim S.A.	67,500	Fixed 12.6190%	CDI 0.31%	03/28/2014	09/30/2014	-	504
Banco Votorantim S.A.	67,500	Fixed 15.0964%	CDI 2.41%	09/30/2014	03/30/2015	227	280
Banco Votorantim S.A.	45,000	Fixed 11.3249%	CDI 0.31%	03/30/2015	09/30/2015	(426)	(352)
Banco Votorantim S.A.	45,000	Fixed 14.7577%	CDI 2.41%	09/30/2015	03/31/2016	(217)	(200)
Banco Votorantim S.A.	22,500	Fixed 10.7711%	CDI 0.31%	03/31/2016	09/30/2016	(221)	(254)
Banco Votorantim S.A.	22,500	Fixed 17.2387%	CDI 2.41%	09/30/2016	03/30/2017	163	76
						(474)	807

					Current	(199)	807
					Non-current	(275)	-

During the year ended December 31, 2014, the amount of R$1,281 (zero amount in the 22 day period ended December 31, 2013) (Note 19), which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line, allowing correlation between the effect of such transactions and interest rate fluctuation in the Company’s balance sheet.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

c) Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses because of fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigating this kind, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans are disclosed in Note 8. The interest rates contracted on financial investments are disclosed in Note 4.

d) Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments as they become due.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company monitor on an on-going basis the indebtedness level according to the market standards and the fulfillment of covenants provided for in loan contracts in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments.

The maturities of financial instruments, loans, financing, suppliers and payables to venture partners are as follows:

As of December 31, 2014	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 8)	25,195	336,379	15,092	-	376,666
Debentures (Note 9)	5,136	182,000	468,000	-	655,136
Suppliers	36,850	-	-	-	36,850
Payables to venture partners (Note 11)	2,184	8,826	-	-	11,010

As of December 31, 2013	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 8)	79,634	196,821	14,216	-	290,671
Debentures (Note 9)	3,463	140,000	360,000	-	503,463
Suppliers	64,009	-	-	-	64,009
Payables to venture partners (Note 11)	39,522	8,826	-	-	48,348

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

(i) Risk considerations --Continued

e) Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (nonobservable inputs).

The fair value classification of financial instruments assets measured at fair value through profit or loss of the Company presented in the financial statements for the year ended December 31, 2014 and 2013 is as follows.

	Fair value classification – 2014
	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	161,082	-
Short-term investments (Note 412)	-	59,887	-

	Fair value classification – 2013
	Level 1	Level 2	Level 3
Financial assets
Cash equivalents (Note 4.1)	-	293,099	-
Short-term investments (Note 412)	-	76,135	-
Derivative financial instruments (Note 15.b)		807

In addition, the fair value classification of financial instruments liabilities is as follows:

	Fair value classification – 2014
	Level 1	Level 2	Level 3
Financial liabilities
Loans and financing (Note 8)	-	376,666	-
Debentures	-	655,136	-
Derivative financial instruments		474
Suppliers	-	36,850	-
Payables to venture partners (Note 11)		11,010

	Fair value classification – 2013
	Level 1	Level 2	Level 3
Financial liabilities
Loans and financing (Note 8)	-	290,671	-
Debentures	-	503,463	-
Suppliers	-	64,009	-
Payables to venture partners (Note 11)		48,348

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

(i) Risk considerations --Continued

In the years ended December 31, 2014 and 2013, there were no transfers between the levels 1 and 2 fair value valuation, nor were transfers between levels 3 and 2 fair value valuation.

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

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable:

(i) The amounts of cash and cash equivalents, short-term investments, accounts receivable and other receivables and other current liabilities approximate to their fair values, recorded in the financial statements, in view of their short-term natures.

(ii) The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The carrying and fair values of the main financial assets and liabilities as of December 31, 2014 and 2013 are as follows:

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

(ii) Fair value measurement --Continued

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents (Note 4.1)	161,082	161,082	293,099	293,099
Short-term investments (Note 4,2)	59,887	59,887	76,135	76,135
Derivative financial instruments (Note 15 (i)(b))	-	-	807	807
Accounts receivable (Note 5)	1,118,534	1,118,534	971,750	971,750
Financial liabilities
Loans and financing (Note 8)	376,666	376,666	290,671	306,831
Debentures (Note 9)	655,136	711,392	503,463	526,494
Derivative financial instruments (Note 15 (i)(b))	474	474	-	-
Payables to venture partners (Note 11)	11,010	12,532	48,348	64,009

b)  Risk of debt acceleration

As of December 31, 2014 and 2013, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

c) Market risk

The Company carries out the development, construction and sales of subdivisions. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

• The state of the economy of Brazil, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

• Future impediments, as a result of a new regulation or market conditions, to adjust for inflation receivables using certain inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

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

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

(ii) Fair value measurement --Continued

c) Market risk --Continued

• Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

• Risk of buyers having a negative perception of the security, convenience and appeal of the Company’s properties, as well as about their location.

• The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, real estate taxes and government rates.

• The opportunities for development may decrease.

The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancellation of sale contracts.

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

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans.

The Company included in its net debt structure: loans and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

	2014	2013
Loans and financing (Note 8)	376,666	290,671
Debentures (Note 9)	655,136	503,463
Payables to venture partners (Note 11)	11,010	48,348
(-) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(220,969)	(369,234)
Net debt	821,843	473,248
Equity	628,823	487,763
Equity and net debt	1,450,666	961,011

(iv) Sensitivity analysis

The sensitivity analysis of the financial instruments for one year, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

15.	Financial instruments--Continued

Company’s profit or loss in order to show a 25% and 50% increase/decrease in the risk variable considered is as follows.

As of December 31, 2014, the Company has the following financial instruments:

a) Short-term investments, loans and financing and derivative financial instruments linked to Interbank Deposit Certificates (CDI);

b) Accounts receivable linked to the IGP-M;

The scenarios considered were as follows:

Scenario I: 50% increase in the risk variables used for pricing
Scenario II: 25% increase in the risk variables used for pricing
Scenario III: 25% decrease in the risk variables used for pricing
Scenario IV: 50% decrease in the risk variables used for pricing

As of December 31, 2014:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
Short-term investments	Increase/Decrease of CDI	10,207	5,104	(5,104)	(10,207)
Loans and financing	Increase/Decrease of CDI	(14,756)	(7,378)	7,378	14,756
Debentures	Increase/Decrease of CDI	(33,757)	(16,879)	16,879	33,757
Derivative financial instruments	Increase/Decrease of CDI	(7,882)	(5,904)	(1,472)	1,019
Net effect of CDI variation		(46,188)	(25,057)	17,681	39,325

Loans and financing	Increase/Decrease of IGP-DI	(662)	(331)	331	662
Net effect of IGP-DI variation		(662)	(331)	331	662

Accounts receivable	Increase/Decrease of IGP-M	20,266	10,133	(10,133)	(20,266)
Net effect of IGP-M variation		20,266	10,133	(10,133)	(20,266)

As of December 31, 2013:

		Scenario
		I	II	III	IV
Instrument	Risk	Increase 50%	Increase 25%	Decrease 25%	Decrease 50%
Short-term investments	Increase/Decrease of CDI	12,161	6,080	(6,080)	(12,161)
Loans and financing	Increase/Decrease of CDI	(5,055)	(2,528)	2,528	5,055
Debentures	Increase/Decrease of CDI	(22,420)	(11,210)	11,210	22,420
Derivative financial instruments	Increase/Decrease of CDI	(6,841)	(3,567)	3,567	6,841
Net effect of CDI variation		(22,155)	(11,225)	11,225	22,155

Payables to venture partners	Increase/Decrease of IGP-M	(762)	(381)	381	762
Accounts receivable	Increase/Decrease of IGP-M	11,570	5,785	(5,785)	(11,570)
Net effect of IGP-M variation		10,808	5,404	(5,404)	(10,808)

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

16.	Related parties

16.1 Balances with related parties

The balances between the Company and related companies are realized under conditions and prices established between the parties.

The transactions with related parties substantially refer to debit notes and financial contribution to SPEs and Consortia for development of real estate ventures, which balance is as follows:

	2014	2013
Dividends receivable
SPE Leblon Incorporadora S.A.	761	883
Krahô Empr. Imob. S.A.	195	267
Other (*)	306	-
	1,262	1,150
Total Assets	1,262	1,150

(*)  Represented by diluted amounts of R$4,150 or less, except when required to compare with the year.
Related parties	2014	2013
Liabilities
Dividends payable
Private Equity AE Investimentos e Participações S.A.	858	-
Gafisa S.A.	367	-
Other	264	-
	1,489	-
Total Liabilities	1,489	-

16.2 Endorsements, guarantees and sureties

The financial transactions of wholly-owned subsidiaries or joint ventures of the Company have endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, except certain specific cases in which the Company provides guarantees for its financial institutions, in which amount is R$1,527,296 as of December 31, 2014.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

16.	Related parties--Continued

16.3 Management compensation

As of December 31, 2014 and 2013, the amounts recorded in the account “general and administrative expenses” related to the compensation of the Company’s key management personnel are as follows:

	As of December 31, 2014
	Management compensation
	Board of directors	Statutory board	Total	Fiscal council
Number of members	6	10	16	-
Annual fixed compensation (in R$)	-	5,214	5,214	-
Salary / Fees	-	4,652	4,652	-
Direct and indirect benefits	-	562	562	-
Monthly compensation (in R$)	-	358	358	-
Total compensation	-	5,214	5,214	-

	As of December 31, 2013
	Management compensation
	Board of directors	Statutory board	Total	Fiscal council
Number of members	5	6	11	1
Annual fixed compensation (in R$)	-	149	149	3
Salary / Fees	-	134	134	3
Direct and indirect benefits	-	15	15	-
Monthly compensation (in R$)	-	203	203	4
Profit sharing	-	2,160	2,160	-
Total compensation		149	149	3

Annual aggregate amount approved to be distributed among the Company’s management members for the year 2014 as fixed and variable compensation is up to R$15,201. The Board of Directors of the Company is not remunerated.

The share-based payment is described in Note 21.

16.4 Sales

As of December 31, 2014, no lot was sold to the management. The total balance receivable for lots sold is R$218 (R$562 in 2013).

16.5. Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2014, the Company did not meet the specific targets which were set, agreed and approved; accordingly, it did not recorded a reserve for profit sharing payment.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

16.	Related parties--Continued

16.5. Profit sharing - Continued

	2014	22 day period ended December 31, 2013
		(Unaudited)
Statutory Board	-	2,160
Other employees	-	9,441
	-	11,601

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s targets, its employees targets.

17.	Net operating revenue

	2014	22 day period ended December 31, 2013
Gross operating revenue		(Unaudited)
Sale of lots	996,298	158,790
Services	5,051	187
Deductions from gross revenue	(43,101)	(10,130)
Net operating revenue	958,248	148,847

18.	Costs and expenses by nature

These are represented by the following:

	2014	22 day period ended December 31, 2013
Cost of real estate development and sale:		(Unaudited)
Construction cost	(452,013)	(81,057)
Land cost	(7,817)	(4,121)
Development cost	(19,852)	(1,956)
Maintenance / warranty	(7,736)	(1,669)
Development cost:	(487,418)	(88,803)
Capitalized financial charges	(13,418)	(6,331)
	(500,836)	(95,134)

Commercial expenses:
Marketing expenses	(64,638)	(16,310)
Brokerage and sale commission	(15,940)	(931)
	(80,578)	(17,241)

General and administrative expenses:
Salaries and payroll charges	(46,312)	(779)
Employee benefits	(3,819)	(71)
Travel and utilities	(4,848)	(95)
Services	(14,456)	(237)
Rents and condominium fees	(7,016)	(63)
IT	(13,179)	(80)
Expenses with organizational development	(3,605)	(56)
Other	(4,752)	(231)
	(97,987)	(1,612)

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

19.	Financial income (expenses)

	2014	22 day period ended December 31, 2013
		(Unaudited)
Financial income
Income from financial investments	18,122	1,025
Other financial income	5,602	1,436
	23,724	2,461
Financial expenses
Interest on funding, net of capitalization (Note 8)	(80,767)	(4,332)
Amortization of debenture cost	(214)	(11,699)
Payables to venture partners	(2,444)	(561)
Derivative transactions (Nota 15 (i)(b))	(1,281)	-
Banking expenses	(2,927)	(172)
Offered discount and other financial expenses	(23,766)	(4,979)
	(111,399)	(21,743)

Net financial income (expenses)	(87,675)	(19,282)

20.	Insurance

The Company and its subsidiaries have insurance coverage for personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage has a maximum limit of R$10,480, considered sufficient by Management to cover possible risks involving its assets and/or responsibilities.

The adopted risk assumptions, given the nature and peculiarity are not part of the scope of the audit of the financial statements, accordingly, they were not audited by our independent auditors.

Alphaville Urbanismo S.A.

Notes to the consolidated financial statements
December 31, 2014
(In thousands of Brazilian Reais, except as otherwise stated)

21.	Stock option plan

The Company has a total of two stock option plans comprising preferred shares, following the model of Phantom Stock Plans, which were launched in 2010 and 2011.

The granted options entitle their holders (employees) to purchase preferred shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

Changes in the stock options outstanding in the year ended December 31, 2014 and in the 22 day period ended December 31, 2013, including the respective weighted average exercise prices are as follows:

	2014		22 day period ended December 31, 2013
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year/period	876,743	2.99	876,743	2.99
Options exercised (i)	(465,684)	4.21	-	-
Options expired	(107,338)	4.93	-	-

Options outstanding at the end of the year / period	303,721	2.49	876,743	2.99

The options outstanding and the options exercisable as of December 31, 2014 are as follows:

Options outstanding		Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Weighted average exercise price (R$)

303,722	3.87	2.49	2.49

During the year ended December 31, 2014 and in the 22 day period ended December 31, 2013, the Company did not grant any options in connection with its stock option plans comprising common shares.

The Company recorded expenses with stock option plans in the amount of R$318 in the year ended December 31, 2014 (R$62 in the twenty-two-day period ended December 31, 2013).

In the period ended December 31, 2014, the expenses with stock option plan are the responsibility of the former parent company Gafisa S.A., according to the agreement between the parties.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the year ended December 31, 2014 and the twenty-two-day period ended December 31, 2013

(a)   Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

 (i)   Revenue recognition

Under Brazilian GAAP, real estate development and retail land sales revenues, costs and related expenses are recognized using the percentage-of-completion method of accounting, by project, measuring progress towards completion in terms of actual costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to each real estate development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues start to be recognized under the percentage-of-completion when the Company is no longer able to cancel the launched project, after the sales period established by law.

Under US GAAP, retail land sales of lots that are subdivisions of large tracts of land the Company recognizes the sale by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the minority interest from their consolidated subsidiaries. The reclassification of income to the minority interest for this adjustment was R$3,852 and R$42,260 for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013, respectively (Note 22(b)(i)).

The Company also determined the effect for their investments in affiliates that are recognized through the equity method under US GAAP. This reclassification resulted in an equity pick-up of R$8,795 in December 31, 2014 and (R$44,880) in the twenty-two-day period ended December 31, 2013 (Note 22(b)(i))).

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(ii)  Classification of balance sheet line items

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

(iii) Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 22(d)(ii)). The reclassifications are summarized as follows:

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

•     The net income differences between Brazilian GAAP and US GAAP (Note 22(b)(i)) were incorporated in the consolidated statement of operations in accordance with US GAAP.

(iv)   Deferred income tax

Deferred income tax differences between Brazilian GAAP and US GAAP are related to the recognition of deferred income tax on the adjustments mentioned above.

A valuation allowance to reduce the deferred tax asset is recognized if upon available evidences, both positive and negative, and the weight of those evidences, the deferred tax asset is deemed to be not recoverable.

(b)     Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)      Net income (loss)

	Note	2014	22 day period ended December 31, 2013
			(Unaudited)
Net income under Brazilian GAAP attributable to owners of Alphaville Urbanismo S.A.		128,954	(786)
Revenue recognition - net operating revenue	22(a)(i)	(43,718)	(78,051)
Revenue recognition - operating costs	22(a)(i)	8,627	34,935
Equity pick-up	22(a)(i)	8,795	(44,880)
Present value adjustment and other		10,998	10,076
Non-controlling interests on adjustments above	22(a)(i)	3,852	42,260
Deferred income tax on adjustments above, net of valuation allowance	22(a)(iv)	10,633	3,504

Net income (loss) attributable to Alphaville Urbanismo under US GAAP		128,141	(32,942)

Net income attributable to the non-controlling interests under US GAAP		13,437	(40,119)
Net income (loss) under US GAAP		141,578	(73,061)

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(ii)       Equity

	Note	2014	2013
			(Unaudited)
Equity under Brazilian GAAP		581,732	453,684
Revenue recognition - net operating revenue	22(a)(i)	(1,349,493)	(1,316,773)
Revenue recognition - operating costs	22(a)(i)	584,217	575,590
US GAAP adjustment equity accounted investees	22(a)(i)	(6,138)	6,471
Non-controlling interests on adjustments above	22(a)(i)	51,683	26,428
Deferred income tax on adjustments above	22(a)(iv)	53,411	42,778

Alphaville Urbanismo S.A. equity under US GAAP		(84,588)	(211,822)

Non-controlling interests under US GAAP		(4,591)	7,651

Equity under US GAAP		(89,179)	(204,171)

Condensed changes in total equity under US GAAP	2014	22 day period ended December 31, 2013
		(Unaudited)
At beginning of the period	(211,822)	(178,942)
Changes in equity, BRGAAP		-
Stock options	318	62
Net profit (loss) attributable to Alphaville Urbanismo S.A.	128,141	(32,942)
Declared mandatory dividend	(1,225)	-
At end of the year / period	(84,588)	(211,822)

Condensed equity under US GAAP	2014	2013
		(Unaudited)
Equity
Common shares, comprising 117,510,769 shares (2013 - 116,407,359)	290,447	285,806
Treasury shares	(22,345)	(17,704)
Accumulated reserve (losses)	(352,690)	(479,924)

Total Alphaville Urbanismo equity	(84,588)	(211,822)

Non-controlling interests	(4,591)	7,651

Total equity	(89,179)	(204,171)

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

 (c)     Recent US GAAP accounting pronouncements

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

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The amendments in ASU 2013-02 to Topic 220, Other Comprehensive Income, update, supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 and 2011-12. ASU 2013-02 requires either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and the income statement line items affected by the reclassification. The new guidance was effective prospectively for the Company on January 01, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements. In February 2013, the FASB issued ASU 2013-04, Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. The amendments in ASU 2013-04 to Topic 405, Liabilities, provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the update is fixed at the reporting date, except for obligations addressed with existing U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation, as well as other information about those obligations. The amendment is effective retrospectively for reporting periods beginning after December 15, 2013. Early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

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

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In July 2013 the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendments in ASU 2013-11 to Topic 740, Income Taxes, clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January, 2014, the FASB issued ASU 2014-01 - Investments - Equity Method and Joint Ventures (Topic 323). The amendments in this Update provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The amendments in this Update should be applied retrospectively to all periods presented and are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In April, 2014, the FASB issued ASU 2014-08 - Presentation of financial statements (topic 205) and property, plant, and equipment (Topic 360). The amendments in this Update change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when some criteria occurs. Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in this Update require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position. The amendments in this Update require additional disclosures about discontinued operations. The amendments in this Update are effective to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of this guidance, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In May, 2014, the FASB issued ASU 2014-09 - Revenue from contracts with customers (Topic 606). The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In June, 2014, the FASB issued ASU 2014-12 - Compensation—stock compensation (Topic 718). Some share-based payment awards that require a specific performance target to be achieved before the employee can benefit from the award, also require an employee to render service until the performance target is achieved. In some cases, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be entitled to benefit from the award regardless of whether the employee is rendering service on the date the performance target is achieved. Some entities account for those performance targets as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value. Others treat them as nonvesting conditions that affect the grant-date fair value of the award. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this Update are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

In August, 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The Update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently evaluating the adoption of this Update on our consolidated financial statements.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In November, 2014, the FASB issued ASU 2014-16 - Derivatives and hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. Certain classes of shares include features that entitle the holders to preferences and rights (such as conversion rights, redemption rights, voting powers, and liquidation and dividend payment preferences) over the other shareholders. Shares that include embedded derivative features are referred to as hybrid financial instruments, which must be separated from the host contract and accounted for as a derivative if certain criteria are met under Subtopic 815-10.One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are “clearly and closely related” to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. Additionally, there is diversity in practice with respect to the consideration of redemption features in relation to other features when determining whether the nature of a host contract is more akin to debt or to equity. The amendments apply to all reporting entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share.  The amendments in this Update are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The adoption of this Update is not applicable to our consolidated financial statements.

In November, 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of this Update is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in this Update are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

In December, 2014, the FASB issued ASU 2014-18 Business combinations (Topic 805) - Accounting for Identifiable Intangible Assets in a Business Combination. The objective of the amendments in this Update is to address the concerns of private company stakeholders that the benefits of the current accounting for identifiable intangible assets acquired in a business combination do not justify the related costs. The amendments provide guidance about an accounting alternative for recognizing or otherwise considering the fair value of identifiable intangible assets acquired as a result of certain specified transactions, including business combinations. The decision to adopt the accounting alternative in this Update must be made upon the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015, and the effective date of adoption depends on the timing of that first in-scope transaction. Early application is permitted for any interim and annual financial statements that have not yet been made available for issuance. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income statement - Extraordinary and unusual items (Subtopic 225-20). The objective of this Update is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively and also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis.  The amendments in this Update affect the following areas: (i) Limited partnerships and similar legal entities, (ii) Evaluating fees paid to a decision maker or a service provider as a variable interest, (iii) The effect of fee arrangements on the primary beneficiary determination, (iv) The effect of related parties on the primary beneficiary determination and (v) Certain investment funds. The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Overall, the amendments in this Update are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 - Interest—Imputation of Interest (Subtopic 835-30). To simplify presentation of debt issuance costs, the amendments in this Update would require that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(d) US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Alphaville Urbanismo S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i) Condensed consolidated balance sheets under US GAAP

	2014	2013
Assets		(Unaudited)
Current assets
Cash and cash equivalents	132,912	17,659
Short-term investments	81,703	298,445
Restricted short-term investments	6,354	53,130
Trade accounts receivable, net	173,511	135,910
Properties for sale	1,079,650	950,707
Other	122,015	78,775
	1,596,145	1,534,626
Non-current assets
Investments in associates	26,287	40,773
Property and equipment, net	21,072	16,570
Trade accounts receivable	155,499	55,754
Properties for sale	60,491	45,051
Deferred income tax and social contribution	37,149	35,748
Other	13,073	15,176
	313,571	209,072

Total assets	1,909,716	1,743,698

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

	2014	2013
Liabilities		(Unaudited)
Current liabilities
Loans and financing	234,177	79,634
Debentures	5,136	3,463
Payables for purchase of properties	6,836	465
Payables for goods and services suppliers	36,850	64,009
Taxes and labor contributions	23,547	51,469
Advances from customers	672,638	736,103
Obligations assumed on the assignment of receivables	20,245	30,228
Payables for venture partners	7,282	39,522
Declared dividends	1,489	216
Other	40,024	81,277
	1,048,224	1,086,386
Non-current liabilities
Loans and financing	142,489	211,037
Debentures	650,000	500,000
Payables for purchase of properties	11,057	-
Obligations assumed on the assignment of receivables	21,069	37,701
Payables to venture partners	3,728	8,826
Provisions for legal claims	5,639	3,830
Warranty Provision	26,594	11,504
Acquisition of ownership interests	2,924	19,725
Other	87,171	68,860
	950,671	861,483

Total Alphaville equity	(84,588)	(211,822)
Non-controlling interest	(4,591)	7,651
Total equity	(89,179)	(204,171)
Total liabilities and equity	1,909,716	1,743,698

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2014	22 day period ended December 31, 2013
Gross operating revenue		(Unaudited)
Real estate development and sales of properties	954,730	104,936
Taxes on services and revenues	(40,200)	(7,517)

Net operating revenue	914,530	97,419
Operating costs	(492,208)	(60,199)

Gross profit	422,322	37,220

Operating income (expenses)
Selling general and administrative expenses	(176,584)	(30,517)
Other	(6,152)	(304)
Income before financial income and expenses and income tax and social contribution	239,586	6,399

Financial income	34,722	2,461
Financial expenses	(111,399)	(38,290)
Income (loss) before income tax and social contribution	162,909	(29,430)

Current income tax and social contribution	(26,973)	(4,382)
Deferred income tax and social contribution	(302)	5,848
Total income tax and social contribution	(27,275)	1,466

Income (loss) before equity in results and
non-controlling interests	135,634	(27,964)
Income from equity method investments	5,944	(45,097)

Net (loss) income for the year/period from continuing operations	141,578	(73,061)

Net (loss) income attributable to the non-controlling interests	(13,437)	40,119
Net (loss) income attributable to Alphaville	128,141	(32,942)

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2014	22 day period ended December 31, 2013
		(Unaudited)
Net (loss) income for the year / period	141,578	(73,061)

Total comprehensive (loss) income, net of taxes	141,578	(73,061)

Attributable to:
Non-controlling interests	(13,437)	40,119
Owners of Alphaville Urbanismo S.A.	128,141	(32,942)

(iv)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2014	22 day period ended December 31, 2013

Opening balance at January 1, 2014 and December 09, 2013	103,948	103,948
Change in valuation allowance	43,676	-
Closing balance at December 31	147,624	103,948

The Company recognizes its deferred tax asset net of a valuation allowance such that the amount of the net deferred tax asset is more likely than not to be realized. During the year 2014, movements in the valuation allowance amounted to a net increase of R$43,676. This is primarily related to the continuing  restructuring process implemented by management.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold value added is measured and recorded as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with a taxing authority.

As of December 31, 2014 and 2013, the Company has no amount recorded for any uncertainty in income taxes.

Alphavile Urbanismo S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2009 and forward, i.e., within 5 years after the filing.

(v) Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners.

22.
Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2014 and the twenty-two-day period ended December 31, 2013- Continued

(vi) Statement of cash flows

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

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 22(a) (ii) to (iv) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

*           *           *