Form 20-F
period 2015-12-31
Gafisa S.A.
filed 2016-04-28
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil|
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

The number of outstanding shares as of December 31, 2015 was:

Title of Class	Number of Shares Outstanding
Common Stock	378,066,162*

*Includes 10,584,756 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐	U.S. GAAP

☐	International Financial Reporting Standards as issued by the International Accounting Standards Board

☒	Other

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

In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2015. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).

Brazilian GAAP differs in significant respects from U.S. GAAP. The notes to our financial statements included elsewhere in this annual report contain a reconciliation of equity and net income (loss) from Brazilian GAAP to U.S. GAAP. Unless otherwise indicated, all financial information of our company included in this annual report is derived from our Brazilian GAAP financial statements.

Our consolidated financial statements reflect statement of operations and balance sheet information for all of our subsidiaries, and also separately disclose the interest of non-controlling shareholders.

As set forth in “Item 4. Information on the Company—A.History and Development of the Company”, on December 9, 2013, we completed the sale of a controlling stake in Alphaville Urbanismo S.A., or “Alphaville”, the leading residential community development company in Brazil. The transaction involved the sale of 50% interest by Gafisa and 20% interest by our subsidiary Construtora Tenda S.A., or “Tenda”, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, since November 30, 2013, Alphaville is no longer consolidated in the financial statements of the Company. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

Effective January 1, 2013, and applicable retrospectively to the comparative periods of 2012 and 2011, with the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently, our jointly controlled investments are now accounted for by the equity method.  In accordance with the transition provisions provided by these new accounting standards, we were not required to retrospectively restate our 2010 and 2009 Brazilian GAAP consolidated financial statements. While our financial statements and the financial information presented in this annual report have been restated to apply this change retrospectively to the comparative periods of December 31, 2012 and 2011, the operating information presented in this annual report has not been restated and reflects our percentage interest in such jointly-controlled investees as management believes it provides a better view of our operating performance.

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company (Empresa Brasileira de Estudos de Patrimônio), or “EMBRAESP,” the Association of Managers of Real Estate Companies (Associação de Dirigentes de Empresas do Mercado Imobiliário), or “ADEMI,” the Getulio Vargas Foundation (Fundaçao Getulio Vargas), or “FGV,” the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the Real Estate Companies’ Union (Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais), or “SECOVI,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE” and the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank,” among others. Industry and government publications, including those referenced here, generally state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2015, 2014, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements presented herein. Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and equity from Brazilian GAAP to U.S. GAAP, see notes to our consolidated financial statements included elsewhere in this annual report. See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

The following table sets forth financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2015. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011

	(in thousands, except per share, per ADS and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue	2,294,319	2,150,998	2,481,211	2,805,086	1,846,902
Operating costs	(1,667,505)	(1,609,246)	(1,863,766	(2,276,804)	(1,927,874)
Gross profit (loss)	626,814	541,752	617,445	528,282	(80,972)
Operating expenses, net	(510,528)	(561,284)	(215,574)	(609,604)	(719,232)
Financial expenses, net	(38,127)	(8,918)	(162,503)	(180,263)	(166,728)
Income (loss) before income tax and social contribution	78,159	(28,450)	239,368	(261,585)	(966,932)
Income tax and social contribution	(7,180)	(15,275)	(2,812)	(20,222)	(105,850)
Net income (loss) from continuing operations	70,979	(43,725)	236,556	(281,807)	(1,072,782)
Net income from discontinued operations .	—	—	631,122	204,128	167,759
Net income (loss) for the year attributable to non-controlling interest	(3,470)	(1,176)	235	49,364	39,845
Net income (loss) for the year attributable to owners of Gafisa	R$ 74,449	R$ (42,549)	R$ 867,443	R$ (127,043)	R$ (944,868)
Share and ADS data:
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic	0.2025	(0.1059)	2.0348	(0.2939)	(2.1893)
From continuing operations	0.2025	(0.1059)	0.7358	(0.6717)	(2.5003)
From discontinued operations .	—	—	1.2990	0.3778	0.3110
Earnings (loss) per weighted average number of shares —Diluted	0.2012	(0.1059)	2.0226	(0.2939)	(2.1893)
From continuing operations	0.2012	(0.1059)	0.7315	(0.6717)	(2.5003)
From discontinued operations	—	—	1.2911	0.3778	0.3110
Weighted average number of shares outstanding—in thousands	367,572	401,905	426,300	432,246	431,586
Dividends and interest on shareholders’ equity declared—in thousands of reais	17,682	—	163,112	—	—
Earnings (loss) per share—R$ per share	0.2026	(0.1125)	2.0829	(0.2937)	(2.1867)
Number of common shares outstanding as at end of period—in thousands*	367,481	378,185	416,460	432,630	432,099
Earnings (loss) per ADS—R$ per ADS(1)	0.4052	(0.2250)	4.1658	(0.5873)	(4.3734)

	As of and for the year ended December 31,
	2015	2014	2013	2012	2011

	(in thousands, except per share, per ADS and operating data)
U.S. GAAP:
Net operating revenue	2,351,528	2,446,548	2,565,988	3,930,729	3,250,227
Operating costs	(1,732,113)	(1,819,612)	(1,955,158)	(3,008,345)	(2,743,144)
Gross profit	619,411	626,936	570,830	922,384	507,083
Operating expenses, net	(552,606)	(551,800)	(202,025)	(859,657)	(862,975)
Financial expenses, net	(40,702)	(31,924)	(187,298)	(191,414)	(97,370)
Income from disposal on controlling interests	—	—	1,228,429	—	—
Income (loss) before income tax and social contribution and income from equity method investments	26,103	43,212	1,409,936	(128,687)	(453,262)
Income tax and social contribution	(32,408)	(20,339)	(52,211)	(68,733)	(334,410)
Equity pick-up	(6,871)	17,361	(21,795)	108,265	59,687
Net income (loss) for the year	(13,176)	40,234	1,335,930	(89,155)	(727,985)
Net income (loss) attributable to non-controlling interests	(3,092)	(2,071)	13,462	32,048	27,784
Net income (loss) attributable to owners of Gafisa	(10,084)	42,305	1,322,468	(121,203)	(755,769)
Per share and ADS data:
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic	(0.0274)	0.1053	3.1022	(0.2804)	(1.7511)
Earnings (loss) per weighted average number of shares—Diluted	(0.0274)	0.1053	3.0835	(0.2804)	(1.7511)
Weighted average number of shares outstanding — in thousands	367,572	401,905	426,300	432,246	431,586
Dividends declared and interest on equity	17,682	—	163,112	—	—
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)	(0.0548)	0.2106	6.2044	(0.5608)	(3.5023)
Profit (loss) per ADS —Diluted(1)	(0.0548)	0.2106	6.1670	(0.5608)	(3.5023)
Weighted average number of ADSs outstanding—in thousands	183,786	200,548	213,150	216,123	215,793
Dividends and interest on equity declared	17,682	—	163,112	—	—
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	712,311	1,157,254	2,024,163	1,567,755	858,351
Current and non-current properties for sale	2,630,617	2,512,342	2,094,414	2,166,424	2,463,374
Working capital(2)	2,267,795	2,420,342	2,996,884	3,764,756	1,848,311
Total assets	6,760,332	7,205,852	8,183,030	8,712,569	9,164,783
Total debt(3)	2,150,793	2,586,524	3,059,528	3,640,437	3,437,929
Total equity	3,097,236	3,058,403	3,214,483	2,685,829	2,743,576
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	712,311	1,157,254	2,024,163	1,566,042	858,351
Current and non-current properties for sale	3,130,051	3,023,765	2,816,204	3,260,711	3,847,858
Working capital(2)	2,143,641	2,295,951	2,755,836	3,419,171	3,353,108
Total assets	6,693,116	7,233,212	8,477,587	8,694,612	8,861,145
Total debt(3)	2,155,061	2,594,624	3,067,703	3,642,920	3,444,478
Total Gafisa equity	2,702,234	2,747,532	2,799,171	1,619,276	1,719,948
Equity of non-controlling interests	2,648	3,339	23,074	53,222	21,174
Total equity	2,704,882	2,750,871	2,822,245	1,672,498	1,741,122
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	91,748	41,891	297,652	644,288	(790,145)
Investing activities	361,466	751,953	53,464	(287,960)	(31,641)
Financing activities	(480,469)	(899,143)	(568,124)	162,080	634,952
Operating data (7)(8):
Number of new developments	41	23	37	35	49
Potential sales value(4)	2,085,257	1,636,311	2,886,204	2,951,961	3,526,298
Number of units launched(5)	10,089	6,104	11,072	8,947	12,224
Launched usable area (m2)(6)	428,257	326,421	2,893,541	3,153,251	2,250,725
Units sold	8,892	4,294	10,187	7,157	9,844

______________________

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current of loans and financings and debentures.

(4)	Potential sales value is calculated by multiplying the number of units in a development by the sales price of the unit.

(5)	The units delivered in exchange for land pursuant to swap agreements are not included.

(6)	One square meter is equal to approximately 10.76 square feet.

(7)	As explained in Note 8.2 to our consolidated financial statements for the years ended December 31, 2013, the results of operations of Alphaville have been presented as discontinued operations under Brazilian GAAP in the Company’s 2013 and 2012 consolidated statements of operations given its disposal during 2013. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statement of operations financial data for the year ended December 31, 2011 has also been retrospectively adjusted to also reflect discontinued operations for comparability purposes. Previously reported U.S. GAAP selected financial information is not impacted by this matter as Alphaville is reflected as a component of continuing operations for all periods presented, given the Company’s significant continuing involvement in those operations via its 30% retained ownership interest.

(8)	While our financial statements and the financial information presented in this annual report have been restated to apply this change retrospectively to the comparative periods of December 31, 2012 and 2011, the operating information presented in this annual report has not been restated and reflects our percentage interest in such jointly-controlled investees as management believes it provides a better view of our operating performance.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2013 and 2012, the real depreciated by 13.2% and 8.9% against the U.S. dollar, respectively. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00, and on December 31, 2013 it was R$2.3420 per U.S.$1.00. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended:
December 31, 2011	1.876	1.718	1.535	1.902
December 31, 2012	2.044	1.907	1.702	2.112
December 31, 2013	2.342	2.199	1.925	2.445
December 31, 2014	2.656	2.469	2.197	2.740
December 31, 2015	3.905	3.385	2.575	4.195
Month Ended:
October 2015	3.859	3.870	3.739	4.001
November 2015	3.851	3.776	3.701	3.851
December 2015	3.905	3.865	3.748	3.983
January 2016	4.043	4.071	3.986	4.156
February 2016	3.980	3.957	3.865	4.049
March 2016	3.559	3.775	3.559	3.991
April 2016 (through April 26, 2016)	3.530	3.602	3.513	3.692

(1)	Average of the lowest and highest rates in the periods presented.

Source: Central Bank.

On April 26, 2016, the selling rate was R$3.530 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 26, 2016 may not be indicative of future exchange rates.

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

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product, or “GDP,” resulting in a decrease in both the number of developments launched and the rate of sales of our units. During 2014 and 2015, weakening economic conditions and political instability in Brazil, leading to an increase in interest rates, higher inflation and an increase in levels of unemployment, among other factors, had an adverse impact on the real estate market, including a decrease in the level of launches in the Gafisa segment and a sharp decrease in the overall volume of real estate launches in Brazil. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

We operate in a highly competitive industry and our failure to compete effectively could adversely affect our business.

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo, Rio de Janeiro, Minas Gerais, Pernambuco, Rio Grande do Sul and Bahia, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2015, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, project financing and payables to venture partners balance, net of our cash and short term investments position) was R$1,443.4 million, our cash and cash equivalents and short-term investments were R$712.3 million and our total debt was R$2,155.7 million including obligations to venture partners of R$4.9 million.

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

Some of our subsidiaries use significant funding from the home financing programs of the CEF and Banco do Brasil, or “BB”, including the Minha Casa, Minha Vida program, and, as a result, are subject to institutional and operating changes in the CEF and BB and enhanced customer risk profiles associated with clients eligible for these programs.

The CEF and BB, have several home financing programs for the low-income segment, which are used by Construtora Tenda S.A., or “Tenda,” to fund its activities. The CEF and BB are state-owned and mixed capital financial institutions and are subject to political influence, which may change the availability or the terms of the home financing programs. The cancelation, suspension, interruption or a significant change in such programs may affect our growth estimates and our business. Furthermore, the suspension, interruption or slowdown in the activities of the CEF or BB to approve projects, grant financing to our clients and evaluate construction process, among other activities, may adversely impact our business, financial position, results of operations and the market price of our common shares and ADSs.

Also, in March 2009, the Brazilian government announced the creation of a public housing program called “Minha Casa, Minha Vida.” The second phase of the program, which was implemented from 2011 to 2014, financed and built approximately 2.3 million houses, with approximately 1.4 million additional houses under construction. In 2015, the Brazilian government announced the third phase of the program. The program aims to reduce the housing deficit in Brazil, which as of 2014 was estimated to be 5.2 million houses. The program’s “MCMV I” and “MCMV II” phases call for total government investment of up to R$230 billion, to be made available through financing from the CEF and BB, and aim to build approximately 4.1 million houses for families with monthly incomes of up to ten times the minimum wage. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. Financing to the affordable entry-level segment is primarily made available through the CEF and BB. On March 30, 2016, the Brazilian government launched “MCMVIII”, the third phase of the program, which aims to build approximately 2 million houses in the next three years, with a total investment of approximately R$210.6 billion. As of the date of this annual report, the Brazilian government has not released any further details regarding the implementation of “MCMVIII”.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2014, we had R$63.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale.

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

We invest in special purpose entities (Sociedade de Propósito Específico or “SPEs”) with other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection laws and regulations. These risks could adversely affect us.

We may experience difficulties in finding desirable land tracts, and increases in the price of land may increase our cost of sales and decrease our earnings.

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

In January 2015, we issued R$55 million in non-convertible debentures on a private placement basis. The debentures are secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The debentures are scheduled to mature on January 20, 2020. The proceeds of the debentures will be used to fund the development of such real estate ventures only.

In December 2015, we entered into a real estate sales receivables (Cédula de Crédito Imobiliário, or “CCI”) transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$32.2 million in exchange for cash at the transfer date, discounted to present value, for R$24.5 million.

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

As of December 31, 2015, our total debt (loans, financing and debentures) and payables to venture partners was R$2,155.7 million and our short-term debt and payables to venture partners was R$1,065.7 million. In addition, as of December 31, 2015 our cash and cash equivalents and short-term investments available was R$712.3 million and our net debt represented 46.6% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2015, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and other credit instruments.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2015, R$49.3 million of our R$93.0 million of total labor liabilities and provisions were for such liabilities. Approximately 68.3% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

On May 28, 2014, the IASB published IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”), which establishes principles that will apply to the recognition of revenue under IFRS. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 15 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 15 will be subject to the implementation of IFRS 15 in Brazil and the prior approval of the CPC and the CVM.

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

On January 13, 2016, the IASB published IFRS 16 – Leases (“IFRS 16”), which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessors and lessees. IFRS 16 will require lessors to recognize a lease liability reflecting future lease payments and a “right-of-use assets” for all lease contracts, except certain short-term leases and leases for low-value assets. The principles that apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessees will remain substantially the same. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 16 will be subject to the implementation of IFRS 16 in Brazil and the prior approval of the CPC and the CVM.

We are in the process of evaluating the impact of IFRS 9, IFRS 15 and IFRS 16 on our financial statements. As of the date of this annual report, we have not completed our analysis of IFRS 9, IFRS 15 and IFRS 16 and we have not determined the extent to which IFRS 9, IFRS 15 and IFRS 16 will impact our financial statements once they are adopted.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares or the ADSs.

The Brazilian economy has been characterized by unstable economic cycles and frequent and occasionally extensive intervention by the Brazilian government. The Brazilian government has often changed monetary, fiscal, credit, tariff and other policies to influence the course of the Brazilian economy. For example, the government’s actions to control inflation have at times involved setting wage and price controls, blocking access to bank accounts, imposing exchange controls and limiting imports into Brazil. We have no control over, and cannot predict, what policies or actions the Brazilian government may take in the future.

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

Furthermore, Dilma Roussef, the current President of Brazil, who was re-elected for a second term in 2015, has the power to determine and influence governmental policies and measures that relate to the Brazilian economy, which affects the operations and financial performance of businesses such as ours. Recently, political coalitions have arisen and have challenged certain actions and the authority of the President of Brazil, and some have filed legal proceedings to initiate impeachment proceedings to have the President of Brazil removed from office. In March 2016, Brazil’s former president, Luiz Inácio Lula da Silva, was detained by the Brazilian authorities for questioning in connection with certain allegations of corruption and money-laundering made against him. Following Mr. da Silva’s detention, attempts were made by the Brazilian government to appoint Mr. da Silva as a government minister. Such attempts were blocked by the Brazilian courts following allegations that such attempted appointment may have been intended to shield Mr. da Silva from prosecution by the Brazilian courts (government ministers can only be tried by the Brazilian Supreme Federal Court (“STF”) and not by any other courts within Brazil). It has been alleged that any such attempts by the President of Brazil to appoint Mr. da Silva to a ministerial position for him to avoid prosecution would strengthen the impeachment proceedings against the President of Brazil and possibly accelerate such impeachment proceedings. In addition, the Federal Court of Accounts (Tribunal de Contas da União) recently recommended not to approve Brazil’s fiscal accounts for the fiscal year 2014. These recent events have contributed to an increase in the economic and political instability in Brazil.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015 and 2.4% in the two month period ended February 2016. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015 and 1.3% in the one month period ended January, 2016. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.14% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012, 8.1% in 2013, 6.9% in 2014 and 7.5% in 2015. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The ongoing “Lava Jato” investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, may hinder the growth of the Brazilian economy and could have an adverse effect on our business.

Petrobras and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with corruption allegations, or the “Lava Jato” investigations. Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. Currently, elected officials and other public officials in Brazil are also being investigated for allegations of unethical and illegal conduct identified during the new major phase of the Lava Jato investigations, which began in July 2015. The potential outcome of these investigations is unknown, but they have already had an adverse impact on the image and reputation of the companies involved, and on Brazil’s economy and growth prospects in the near to medium term.

The allegations under the “Lava Jato” investigations along with the economic downturn resulted in Brazil being downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016, as well as in the downgrade of various major Brazilian companies. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments

Persistently poor macroeconomic conditions resulting from, among other things, the Lava Jato investigations and their consequences, could have an adverse effect on our business.

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

As of December 31, 2011, the SELIC rate was 11%. As of December 31, 2012, the Central Bank had significantly reduced the SELIC rate to 7.25%. As of December 31, 2013, the Central Bank had increased the SELIC rate to 10%. As of December 31, 2014, the Central Bank had further increased the SELIC rate to 11.75%. As of December 31, 2015, the SELIC rate was 14.25%. As of the date of this annual report, the SELIC rate is 14.25%, its highest level since August 2006. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate continue to increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2015, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$489.7 billion as of December 31, 2015 and an average daily trading volume of US$2.1 billion for 2015. In comparison, the NYSE had a domestic market capitalization of US$18.4 trillion (excluding funds and non-U.S. companies) as of December 31, 2015 and an average daily trading volume of approximately US$44.1 billion for 2015.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 51.5% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2015. The top ten stocks in terms of trading volume accounted for 44.4% of all shares traded on the BM&FBOVESPA in 2015. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2015 was US$2.7 million and US$0.7 million, respectively.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under the Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, the Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our board of directors approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.3111 per share. Such payment was effective February 12, 2014. On April 25, 2014, our shareholders approved a distribution of dividends in the amount of R$32.9 million, representing R$0.0825 per share. Based on the negative results of the fiscal year 2014, on April 16, 2015, our shareholders did not approve any distribution of dividends.

For further information, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.”

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,100 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Tenda, which serves the affordable entry-level housing segments, Gafisa, which offers a variety of residential options to the mid to higher income segments and Alphaville (equity method investment), which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2015, 48% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. For the year ended December 31, 2015, approximately 52% of the value of our launches was derived from Tenda, our affordable entry-level housing brand.

We currently operate in several cities, including São Paulo, Rio de Janeiro, Salvador, Recife, Belo Horizonte, and Porto Alegre. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2015, approximately 24% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

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

The Company’s results of operations reflect the results of operations of Alphaville for the period January 1 to November, 30 2013 which are presented in the line item “Results from discontinued operations”.

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

During 2015, as part of the spin-off studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. As of the date of this annual report, we are also evaluating potential capital structure options for each of the Gafisa and Tenda business units should we conclude the potential spin-off, taking into account the business cycle of each business unit. In parallel, we continue to assess separation alternatives for the Gafisa and Tenda business units. As communicated in the material fact dated April 29, 2015, the spin-off studies are ongoing and will take longer to be concluded than had been initially expected. Accordingly, as of the date of this annual report, we cannot estimate when the potential spin-off of the Gafisa and Tenda business units may be concluded.

During 2015, we did not issue a launch guidance for the Tenda segment or the Gafisa segment as a result of the continuing weakening economic conditions and political instability in Brazil. High interest rates, high rates of inflation and an increase in levels of unemployment, among other factors, had an adverse impact on the real estate market, including the Gafisa segment, resulting in a sharp decrease in the overall volume of real estate launches in Brazil. Consequently, we adopted a conservative approach to launches, seeking to balance the level of launches of new products in the market by prioritizing ventures with more liquidity, with the aim to reach stable sales and profitability levels. In contrast, and despite the continuing weakening economic conditions in Brazil, we were able to expand the Tenda segment of our business, which focuses on the low-income market.

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

On February 2, 2014, Gafisa’s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies. Our management initiated the studies in the first quarter of 2014. During 2015, we implemented several initiatives in connection with the potential spin-off and we are currently evaluating potential capital structure options for each of the Gafisa and Tenda business units should we conclude the potential spin-off. During 2014, we also revised our 2014 launch guidance for the Gafisa segment as a result of weakening economic conditions in Brazil. We did not issue a launch guidance for the Gafisa segment or the Tenda segment during 2015 due to the continuing weakening economic conditions and political instability in Brazil. See “Item 4. Information on the Company—A. History and Development of the Company—General” for further information.

Capital Expenditures

In 2015, we invested R$54.6 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$9.4 million and R$22.7 million, respectively.

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

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2015, 48% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. In addition, we also provide construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest. For the year ended December 31, 2015, approximately 52% of the value of our consolidated launches was derived from the Tenda brand, our affordable entry-level housing brand. We are currently operating in several cities, including São Paulo, Rio de Janeiro, Salvador, Recife Belo Horizonte and, Porto Alegre which represents approximately 13% of the national population and approximately 21% of the gross domestic product as of December 31, 2015. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2015, approximately 24% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

Our Markets

We are present in 115 municipalities throughout Brazil, including Abatia, Águas Lindas de Goias, Ananindeua, Anápolis, Aparecida de Goiânia, Aracajú, Barbacena, Barra dos Coqueiros, Barreiro, Barueri, Belém, Belford Roxo, Belo Horizonte, Betim, Brasília, Cabo Frio, Cachoeirinha, Cajamar, Camaçari, Campinas, Campo Grande, Campos dos Goytacazes, Canoas, Caruaru, Caxias, Contagem, Cotia, Cuiabá, Curitiba, Diadema, Duque de Caxias, Eusébio, Estrada do Coco, Feira de Santana, Ferraz de Vasconcelos, Fortaleza, Foz do Iguaçu, Goiânia, Governador Valadares, Gramado, Gravataí, Guarujá, Guarulhos, Iguaraçu, Itaboraí, Itanhaém, Itapevi, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, Jandira, Jardim Primavera, João Pessoa, Juiz de Fora, Jundiaí, Lauro de Freitas, Londrina, Macaé, Maceió, Manaus, Maricá, Mauá, Mirante Campina Grande, Mogi das Cruzes, Montes Claros, Mossoró, Natal, Niterói, Nova Iguaçu, Nova Lima, Novo Gama, Novo Hamburgo, Osasco, Paço do Lumiar, Parnamirim, Petrolina, Pinhais, Piracicaba, Poá, Porto Alegre, Porto Velho, Recife, Resende, Ribeirão das Neves, Ribeirão Preto, Rio das Ostras, Rio de Janeiro, Salvador, Samambaia, Santa Luzia, Santana de Parnaiba, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São José dos Campos, São Leopoldo, São Luis, São Paulo, São Vicente, Sapucaia do Sul, Serra, Sete Lagoas, Sorocaba, Suzano, Taboão da Serra, Teresina, Valência, Valparaíso, Vespasiano, Vitória da Conquista, Camaragibe, Paulista and Volta Redonda.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units;

•	land subdivisions (also known as residential communities);

•	commercial buildings;

•	construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2015		2014		2013
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	2,060,984	98.8	1,636,311	100.0	1,292,271	44.8
Land subdivisions(1)	—	N/A	—	N/A	1,462,087	50.6
Commercial	24,272	1.2	—	N/A	131,846	4.6
Potential sales	2,085,257	100.0	1,636,311	100.0	2,886,204	100.0

(1)	This information is presented for comparison purposes and for the year ended December 31, 2013 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

The table below sets forth our actual sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2015		2014		2013
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	770,960	97.6	519,210	100.0	603,809	40.2
Land subdivisions(1)	N/A	N/A	N/A	N/A	857,330	57.0
Commercial	18,679	2.4	N/A	N/A	41,728	2.8
Actual sales	789,639	100.0	519,210	100.0	1,502,867	100.0

(1)	This information is presented for comparison purposes and for the year ended December 31, 2013 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2015	2014	2013
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	884,269	770,269	1,054,359
Developments launched(2)	10	7	10
Usable area (m2)(3)	104,678	107,156	154,959
Units launched(4)	2,224	1,474	1,935
Average sales price (R$/m2)(3) (5)	8,448	7,188	6,804
Rio de Janeiro
Potential sales value of units launched(1)	112,047	252,742	30,982
Developments launched(2)	2	2	1
Usable area (m2)(3)	9,427	27,827	4,101
Units launched(4)	206	315	63
Average sales price (R$/m2)(3)(5)	11,886	9,083	7,554
Other States (6)
Potential sales value of units launched(1)	—	—	—
Developments launched(2)	—	—	—
Usable area (m2)(3)	—	—	—
Units launched(4)	—	—	—
Average sales price (R$/m2)(3)(5)	—	—	—
Total Gafisa
Potential sales value of units launched(1)	996,315	1,023,012	1,085,341
Developments launched(2)	12	9	11
Usable area (m2)(3)	114,105	134,983	159,060
Units launched(4)	2,378	1,789	1,998
Average sales price (R$/m2)(3)(5)	8,732	7,579	6,820
Alphaville (7)
Potential sales value of units launched(1)	—	—	1,462,087
Developments launched(2)	—	—	18
Usable area (m2)(3)	—	—	2,620,224
Units launched(4)	—	—	6,414
Average sales price (R$/m2)(3)(5)	—	—	558
Tenda
Potential sales value of units launched(1)	1,088,941	613,299	338,776
Developments launched(2)	29	14	8
Usable area (m2)(3)	314,152	191,438	114,197
Units launched(4)	7,711	4,315	2,660
Average sales price (R$/m2)(3)(5)	3,466	3,203	2,996

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$8,732, R$7,579 and R$6,820 in 2015, 2014 and 2013, respectively, for Gafisa’s ventures only, and R$558 in 2013 for Alphaville ventures. Average sales price per square meter was R$916 in 2013 for the combined ventures of Gafisa and Alphaville.

(6)	In 2011, Gafisa launched one project outside São Paulo and Rio de Janeiro and cancelled another which had higher potential sales value, usable area and number of units than the new launch.

(7)	This information is presented for comparison purposes and for the year ended December 31, 2013 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

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

The table below sets forth our luxury building developments launched between January 1, 2013 and December 31, 2015:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2015)
067 Hermann Junior	2015	100	6,563	2018	22	25%
Scena Alto da Lapa	2015	100	5,229	2018	42	21%
Delux	2013	100	9,751	2016	44	82%
Follow	2013	100	15,800	2016	240	77%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our middle-income building developments launched between January 1, 2013 and December 31, 2015:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2015)
Go Maraville	2015	100	16,383	2017	296	43%
Vision Paulista	2015	100	7,168	2017	200	23%
Bosque Marajoara	2015	100	23,833	2018	339	42%
Mood Lapa	2015	100	7,085	2017	153	40%
Alphamall	2015	100	2,342	2018	53	75%
Smart Santa Cecilia	2015	100	8,836	2018	261	15%
Smart Vila Madalena	2015	100	7,321	2018	230	31%
Vision Capote Valente	2015	100	7,149	2018	151	13%
Barra Vista Fase 1	2015	50	5,468	2019	216	24%
Hi Centro	2014	100	15,343	2016	271	46%
Alphagreen	2014	100	18,170	2016	207	45%
D.O.C. Quatá	2014	100	4,437	2016	78	37%
Lorian Qd3B	2014	100	27,276	2017	271	70%
Itaboraí	2014	100	7,725	2016	80	100%
Today Modern Residences	2014	100	9,657	2017	108	47%
Guacá	2014	100	9,702	2017	182	57%
SCS Cerâmica QI Fase 1 (Home)	2014	100	28,794	2017	256	57%
Eiras Garcia	2014	100	23,878	2017	336	78%
Today Santana	2013	100	11,290	2015	165	100%
Go Maracá	2013	100	11,274	2016	129	97%
Axis	2013	100	12,616	2016	215	31%
Easy Tatuapé	2013	100	9,142	2017	144	76%
Laguna Mall	2013	100	4,161	2015	63	75%
Square Santo Amaro	2013	100	27,330	2016	362	90%
Wide Cambuí	2013	100	19,833	2016	244	38%
EQ Jardim Prudência	2013	100	10,525	2016	97	84%
Square Osasco	2013	100	27,397	2017	295	93%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$3,000 to 4,800. Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000.

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

As a result of Tenda’s and Gafisa’s underperformance in 2011 due to high cost overruns and customer dissolutions, our management and the board of directors have undertaken widespread structural and operational changes to avert future losses and strains on the business. Tenda is now operating under a new strategy whereby pre-sales recognition and the remuneration of the sales force is based on the ability to immediately pass mortgages on to financial institutions and the number of third party construction partners has been reduced to a group that has been thoroughly vetted for quality and sustainability. The strategy also consists of a reduction in the number of launches, and in 2012, we suspended the launch of additional Tenda units. Moreover, our management has decided to focus its low- to middle-income businesses in São Paulo, Rio de Janeiro, Minas Gerais and Bahia, where it has historically, had a better supply chain structure and stronger customer demand. As part of our new organizational strategy to manage further risks, our management has assigned a chief executive for each segment pursuant to which, our former CFO, Rodrigo Osmo assumed the position as Tenda CEO during the second half of 2011. In 2013, Tenda implemented a new business model and resumed its launches.

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2013 and December 31, 2015:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2015)
Residencial Orquídeas	2015	100	10,842	2016	280	97%
Residencial Vera Cruz	2015	100	9,618	2016	220	74%
Campo de Aviação F1	2015	100	12,668	2016	304	77%
Residencial Viena F1	2015	100	17,173	2017	440	39%
Jardins Itaquera	2015	100	7,744	2016	200	95%
Residencial das Laranjeiras	2015	100	8,518	2015	220	100%
Vida Alegre Sarandi F1	2015	100	12,865	2016	320	93%
Residencial Flor de Liz	2015	100	6,970	2016	180	97%
Mar de Abrantes	2015	100	14,051	2016	360	37%
Residencial Vila Atlântica F2	2015	100	7,876	2016	200	100%
Praia de Jangada F1	2015	100	14,631	2016	352	31%
Parque Rio Maravilha F2	2015	100	12,242	2017	280	36%
Bela Vida F1	2015	100	10,443	2016	239	28%
Engenho Camaras - F1	2015	100	12,001	2017	288	34%
Vila Florida F2	2015	100	8,275	2017	192	49%
Vila Imperial F1	2015	100	11,214	2017	280	52%
Vida Alegre Sarandi F2	2015	100	11,270	2016	280	30%
Palácio Imperial - F2	2015	100	10,493	2016	240	12%
Recanto do Sol	2015	100	12,235	2017	280	14%
Nova Zelândia	2015	100	15,488	2017	400	48%
Viver Bem São Gabriel	2015	100	7,736	2017	180	22%
Res Parque Real Garden	2015	100	6,814	2017	156	6%
Residencial Vida Leve	2015	100	14,682	2017	336	5%
Res Provincia Do Porto I	2015	100	11,281	2017	280	20%
Res Morada Das Gaivotas	2015	100	8,518	2017	220	5%
Res Bellas Aguas	2015	100	12,175	2017	304	6%
Barra Viva	2015	50	15,415	2017	546	20%
Res Mirante Guaianazes	2015	100	9,293	2017	240	24%
Residencial Tulipas	2015	100	9,293	2016	240	55%
Res. Nova Itaquera	2015	100	7,744	2016	200	51%
Parque Das Flores Guaianazes	2014	100	4,437	2015	100	100%
Parque Rio Maravilha	2014	100	19,521	2015	440	100%
Verde Vida - F2	2014	100	15,084	2015	340	100%
Renascença Candeias	2014	100	19,166	2015	432	98%
Vila Florida - F1	2014	100	19,166	2016	432	96%
Palácio Imperial - F1	2014	100	11,491	2016	259	89%
Rio Da Prata	2014	100	13,842	2015	312	100%
Recanto De Abrantes - F1	2014	100	15,084	2015	340	98%
Monte Alegre	2014	100	8,873	2015	200	100%
Parque Santo André	2014	100	7,098	2015	160	99%
Residencial Das Palmeiras	2014	100	11,535	2016	260	100%
Terra Brasilis - F1	2014	100	13,310	2016	300	90%
Vila Atlântica - F1	2014	100	10,648	2017	240	97%
Reserva Das Árvores - F1	2014	100	22,183	2015	500	68%
Novo Horizonte	2013	100	25,732	2014	580	100%
Vila Cantuária	2013	100	19,521	2014	440	99%
Itaim Paulista	2013	100	10,648	2014	240	100%
Verde Vida - F1	2013	100	15,084	2015	340	100%
Germania - F2 1	2013	100	8,873	2014	200	100%
Jaraguá	2013	100	11,535	2014	260	100%
Viva Mais Campo Grande	2013	100	13,310	2014	300	98%
Chacara Campo Limpo	2013	100	13,310	2015	300	100%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest acquisition.

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

The table below sets forth our luxury and middle income housing and commercial developments under Gafisa’s Brand as of December 31, 2015, with percentage of units sold less than 90%:

As of December 31, 2015
Project Description	Units Sold (%)
Alpha Land (1)	72
Alpha Green (2)	68
Alta Vista (3)	89
Américas Avenue Business Square (4)	58
Gran Park Árvores F2 (5)	89
Gran Park Árvores F4 (6)	87
Gran Park Árvores F6 (7)	72
Gran Park Varandas F1 (8)	87
Gran Park Varandas F2 (9)	86
Gran Park Varandas F3 (10)	73
Gran Park Varandas F4 (11)	58
Gran Park Varandas F5 (12)	56
Gran Park Varandas F6 (13)	62
ICON (14)	87
Manhattan Square - Wall Street (15)	83
O Bosque (16)	72

(1)	Alpha Land. This development was 100% completed at December 31, 2015 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(2)	Alpha Green. This development was 100% completed at December 31, 2015 at which time 68% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)	Alta Vista. This development was 100% completed at December 31, 2015 at which time 89% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)	Américas Avenue Business Square. This development was 100% completed at December 31, 2015 at which time only 58% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next two years.

(5)	Grand Park Árvores F2. This development was 100% completed at December 31, 2015 at which time 89% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)	Grand Park Árvores F4. This development was 100% completed at December 31, 2015 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)	Grand Park Árvores F6. This development was 100% completed at December 31, 2015 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)	Grand Park Varandas F1. This development was 100% completed at December 31, 2015 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)	Grand Park Varandas F2. This development was 100% completed at December 31, 2015 at which time 86% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)	Grand Park Varandas F3. This development was 100% completed at December 31, 2015 at which time 73% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)	Grand Park Varandas F4. This development was 100% completed at December 31, 2015 at which time 58% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)	Grand Park Varandas F5. This development was 100% completed at December 31, 2015 at which time 56% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)	Grand Park Varandas F6. This development was 100% completed at December 31, 2015 at which time 62% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)	ICON. This development was 100% completed at December 31, 2015 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period

(15)	Manhattan Square - Wall Street. This development was 100% completed at December 31, 2015 at which time 83% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)	O Bosque. This development was 100% completed at December 31, 2015 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Gafisa brand developments for impairment and we identified cases of impairment, and impairment provisions have been recorded for the following projects: Espaço Alpha, AltaVista, Canto dos Passaros, Reserva do Bosque, Jatiuca Trade Residence, Americas Avenue, Icon Business e Mall, Target Offices e Mall, Vision Capote Valente, Smart Vila Madalena and Barra Viva.

The table below sets forth our finished affordable entry-level housing developments under Tenda’s Brand as of December 31, 2015, with less than 90% of units sold:

Project Description	As of December 31, 2015 Units Sold (%)

Residencial Cordoba (1)	59
Residencial Morada de Ferraz (2)	89
Fit 16 SPE Emp. Imob./Mirante do Lago F2 (3)	82
Res Napoli I (4)	80
Fit 31 SPE Emp. Imob./Fit Giardino (5)	82
Residencial Michelangelo (6)	88
Positano Garden II (7)	75
Positano Garden IV (8)	50
Boulevard Das Palmeiras (9)	90
Res Vila Coimbra (10)	75
Residencial Da Vinci – Allegro (11)	89
Duo Valverde (12)	85
Residencial Vitale Tower (13)	77
Residencial Da Vinci – Giardino (14)	58

(1)	Residencial Cordoba. This development was previously completed and has 59% of its units sold. Due to certain issues related to the legal documentation for the unsold units, there is no selling forecast as of the date of this annual report relating to the time period within which the remaining units will be sold. However, it is expected that, once these issues are resolved, the remaining units will be sold within a short time period, based on the Company’s internal assessments.

(2)	Residencial Morada de Ferraz. This development was previously completed and has 89% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)	Fit 16 SPE Emp. Imob./Mirante do Lago F2. This development was previously completed and has 82% of its units sold. The sales speed for inventory outside of core markets remains lower than that of sales within core markets. The sale of this inventory and the run-off of legacy projects are on schedule and this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)	Res Napoli I. This development was previously completed and has 80% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)	Fit 31 SPE Emp. Imob./Fit Giardino. This development was previously completed and has 82% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)	Residencial Michelangelo. This development was previously completed and has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)	Positano Garden II. This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)	Positano Garden IV. This development was previously completed and has 50% (or two) of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining 50% (or two) units will be sold within a short time period.

(9)	Boulevard Das Palmeiras. This development was previously completed and has 90% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)	Res Vila Coimbra. This development was previously completed and has 75% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)	Residencial Da Vinci – Allegro. This development was previously completed and has 89% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)	Duo Valverde. This development was previously completed and has 85% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)	Residencial Vitale Tower. This development was previously completed and has 77% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)	Residencial Da Vinci – Giardino. This development was previously completed and has 58% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Tenda brand developments for impairment and we identified cases of impairment for these projects and impairment provisions have been recorded:

• Bairro Novo Cotia I and II • Club Cheverny Tower F2 • Res. Fit Giardino • Res. Parque Maceio F1 • Res. Santa Luzia Life • Res. Assunção Life • Res Curuca F1	• Res. Vila Coimbra • Res. Villa Verde • Res. Da Vinci • Res. Flor do Anani • Res. Pedra Bela • Res. Jardim Girassol II F1 • Res. Green Park Life

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

Whenever Alphaville develops a new community, it is provided all the basic civil works for supporting the construction on the lots, such as electrical, telephone and data communications cabling, hydraulic (water and sewer) mains and treatment facilities, landscaping and gardening, lighting and paving of the streets and driveways and security fencing. In most Alphaville communities, there is also the building of a social and sports club for the residents, with soccer, golf and tennis fields, jogging and bicycle tracks, saunas, swimming pools, ballrooms, restaurants and bars, and other facilities. In addition, most Alphaville projects have a shopping center where residents can shop for clothes and groceries. Additionally, whenever Alphaville develops a new community far from large urban centers, it seeks to assist in establishing schools near the community by forming partnerships with renowned educational institutions. Throughout Alphaville communities, it also seeks to stimulate the local economy by drawing new businesses to that area.

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

The table below sets forth our residential communities launched by us under the Alphaville brand between January 1, 2013 and December 31, 2013. As a result of the sale of the 70% interest in Alphaville on December 9, 2013, we were not involved in the launch of any residential communities under the Alphaville brand in 2014 and 2015:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1)(2)	Completion Year	Number of Units(2)
Alphaville Castello	2013	69	80,475	2015	222
Terras Alphaville Maricá 2	2013	47	107,594	2014	596
Terras Alphaville Ponta Grossa	2013	77	183,413	2014	742
Terras Alphaville Vitória da Conquista F2	2013	75	158,001	2014	565
Terras Alphaville Sergipe F2	2013	88	168,129	2014	614
Alphaville Feira de Santana F2	2013	72	172,713	2015	545
Alphaville Ribeirão Preto F3	2013	60	193,058	2015	584
Terras Alphaville Camaçari F2	2013	74	141,955	2015	616
Alphaville Volta Redonda	2013	72	133,286	2015	427
Terras Alphaville Dourados	2013	74	152,007	2015	604
Alphaville Anápolis	2013	67	106,165	2015	336
Terras Alphaville Linhares	2013	46	111,547	2015	576
Terras Alphaville Belém 3	2013	71	251,819	2015	976
Alphaville Dias Branco	2013	59	293,897	2015	1,020
Alphaville Litoral Norte 3	2013	68	145,443	2015	434
Alphaville Nova Esplanada F4	2013	30	68,216	2015	473
Alphaville D. Pedro 2	2013	58	75,803	2015	265
Alphaville D. Pedro 3	2013	58	76,704	2015	233

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development.

Commercial Buildings

In 2013, we launched two commercial buildings: Axis Business Tower and Laguna Mall.

In 2014, we did not launch any commercial buildings.

In 2015, we launched one commercial building: Alphamall.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

The table below sets forth the real estate developments for third parties currently under construction, in which we also have an equity interest, between January 1, 2013 and December 31, 2015:

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

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2015, our development-client database was comprised of more than 141,300 individuals. We currently have approximately 74,200 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2015, our main construction services client was GTIS Partners, with whom we retain an equity interest in the Adamas development.

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

As of December 31, 2015, we had a combined inventory of 160 land parcels under both Gafisa and Tenda, in which we estimate we could develop a combined total of 45,131 residential units with a combined sales value of R$10.7 billion, of which 38.9% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by the type of development:

	Gafisa		Tenda
	Future Sales (% Gafisa) (1)	% Bartered	Future Sales (% Gafisa)	% Bartered
	(in millions of reais)		(in millions of reais)
São Paulo	4,286.6	48,3%	1,088.3	0%
Rio de Janeiro	1,666.2	75,2%	1,043.2	18,3%
Other states	—	—	2,601.5	18.6%
Total	5,952.8	58,5%	4,732.9	14,2%

(1)	Information reflects our interest.

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

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 600 independent Gafisa Vendas brokers, 38 sales consultants and 6 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2008 and 2009, Gafisa Vendas was our most successful sales team, responsible for approximately 34% and 40% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2010, Gafisa Vendas was responsible for approximately 37% and 53% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2011, Gafisa Vendas was responsible for approximately 34% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2012, Gafisa Vendas was responsible for approximately 47% and 52% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2013, Gafisa Vendas was responsible for approximately 51% and 45% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2014, Gafisa Vendas was responsible for approximately 61% and 23.4% of our sales in the states of São Paulo and Rio de Janeiro, respectively. In 2015, Gafisa Vendas was responsible for approximately 60.9% and 60.6% of our sales in the states of São Paulo and Rio de Janeiro, respectively.

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

We market our developments through newspapers, radio, television, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites. In addition, on a quarterly basis, we publish the magazine “Gafisa Way” which is distributed to our customers and offers news on our most recent developments and progress updates on buildings under construction. The Alphaville developments also publish special magazines geared to their specific communities.

Tenda’s sales and marketing efforts are coordinated through 36 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida”, including the process of obtaining a mortgage through the CEF and BB. Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 54,000 calls and 31,000 chats per month and results in over 7,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

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

We invest in technology. Our research and development costs amounted to R$1.0 million in 2015, R$1.2 million in 2014, and R$1.0 million in 2013. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we provide for each type of development as of December 31, 2015:

Sales Term	Luxury	Middle Income	Affordable Entry—Level(1)
Mortgage lending (delivery)	90%	90%	0.8%
Caixa Econômica Federal and Banco do Brasil	—	—	99.2%
Gafisa 36 months	10%	10%	—
Gafisa 60 months	—	—	—
Gafisa 120 months	—	—	—

(1)	Includes Tenda developments. We do not provide any customer financing for these developments.

Mortgages. In 2015, 85% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2015:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	% annually + TR	R$750,000	R$600,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS	6% annually + TR	R$190,000	R$190,000

(1)	TR refers to the daily reference rate.

Mortgage financing for Tenda’s developments primarily comes from CEF and BB. The financing is structured so that customers with monthly income of up to ten times the Brazilian minimum wage pay low monthly installments without increasing our credit risk because CEF and BB assume the credit risk of each customer.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer delinquency on our sales. On February 29, 2016, our clients’ delinquency level was 11.99% of our accounts receivable for Gafisa and 12.16% for Tenda.

In order to maintain low rates of customer delinquency, we have adopted a conservative and robust credit and receivables management policy, pursuant to which: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage delinquency and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 40-45% (Gafisa), 20% (Tenda) and 20% (Alphaville) of the total amount paid to us plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a delinquency occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action.

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 56% in March 2016. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5”.

Operating and Financial Review and Prospects—A. “Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s delinquency level breakdown by segment:

	As of and for the year ended December 31,
Delinquency level by segment	2015	2014	2013
Gafisa	11.40%	6.19%	5.13%
Tenda	12.85%	7.43%	15.57%
Alphaville(1)	-	-	2.24%

(1)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

The increase in our delinquency levels is mainly due to the weakening economic conditions and political instability in Brazil in 2014 and 2015.

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

The table below provides the number and sales value of contracts terminated by customers for the periods presented:

	As of December 31, 2015		As of December 31, 2014		As of December 31, 2013
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	3,305	1,427,733	2,836	1,246,996	3,671	1,416,939
Volume/Sales value of terminations	(972)	(512,937)	(1,014)	(435,964)	(1,292)	(455,738)
Percentage	29.4%	35.9%	35.8%	35.0%	35.2%	32.1%
Sales value, net of termination	2,333	914,796	1,822	811,032	2,379	961,201
Tenda
Contracted sales	8,108	1,208,135	6,248	919,381	8.292	1,089,301
Volume/Sales value of terminations(1)	(1,293)	(192,004)	(3,561)	(523,400)	(4,278)	(598,897)
Percentage(1)	16.0%	15.9%	57.0%	56.9%	51.6%	55.0%
Sales value net of terminations	6,815	1,016,131	2,687	395,981	4,014	490,403
Alphaville (2)
Contracted sales	—	—	—	—	7,955	1,295,260
Volume/Sales value of terminations	—	—	—	—	(1,307)	(233,005)
Percentage	—	—	—	—	16.4%	18.0%
Sales value net of termination	—	—	—	—	6,648	1,062,260
Total sales value net of termination	9,148	1,930,927	4,509	1,207,013	13,041	2,513,860

(1)	After a detailed analysis of Tenda receivables portfolio, we identified clients who no longer qualified for the mortgage because their contracts had terminated. In 2015, we had R$192.0 million in sales value of termination, R$523.4 million in 2014 and R$598.9 million in 2013. As of the fourth quarter of 2011, we adopted a new sales policy for Tenda units to avoid contract terminations. The new terms of the contracts increased security in the client’s transfer of their contracts to financial agents. This change led to a longer time period for new sales and for resale of units under contracts entered into during that period.

(2)	This information is presented for comparison purposes and for the year ended December 31, 2013 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 35% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 24.26% during the three year period ended December 31, 2015, resulting in a 24.3% increase in the construction costs of Gafisa and Tenda over that period. During the three year period ended December 31, 2015, the IGP-M increased 20.93%, resulting in a 20.9% increase in unit prices for Gafisa and a 19.8% increase in unit prices for Tenda over that period. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our nine largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Portobello S.A., Thyssen Krupp Elevadores S.A., Alumni Esquadrias de Aluminio Ltda., RCI Esquadrias de Aluminio S/C Ltda., InterCement Brasil SA, Cortesia Serviços de Concretagem Ltda, and Mare Cimento Ltda. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2015	2014	2013
	(Launches in R$ million)
Local market	14,410	26,359	32,367
Gafisa(2)	1,223	770	1,125
Gafisa’s market share	8.5%	2.9%	3.5%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2015	2014	2013
	(Launches in R$ million)
Local market	2,119	11,796	12,590
Gafisa(2)	365	253	51
Gafisa’s market share	17.2%	2.1%	0.4%

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such periods.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2015, Gafisa had 99 subsidiaries, 17 jointly-controlled entities under operations and 3 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector. Gafisa also holds a 30% interest in the capital stock of Alphaville.

Many of Gafisa’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of our 119 SPEs, 75.63 % are wholly-owned by us and 7.57 % are majority-owned by us, and we hold an interest of 50% or less in the remaining 16.80%.

Tenda is a wholly-owned subsidiary of Gafisa. As of December 31, 2015, Tenda had 84 subsidiaries, 11 jointly-controlled entities under operations and 5 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Tenda has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Many of Tenda’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of Tenda’s 84 SPEs, 81% are wholly-owned by us and 14% are majority-owned by us, and we hold an interest of 50% or less in the remaining 5%.

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

As of the date of this annual report, we had approximately 155 pending trademark applications and 133 trademarks registered in Brazil with the INPI of which approximately (a) 139 pending applications and 123 registered trademarks refer to Gafisa, and (b) 16 pending applications and 10 registered trademarks refer to Tenda.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 83 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between May 2016 and February 2021. We will seek to renew our domain names expiring in 2016, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., ACE Seguradora S.A., Porto Seguro Cia de Seguros Gerais, Royal & Sunnaliance Seguros Brasil S.A. and J. Malluceli Seguros S.A., with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

Regulatory Framework

Brazilian Government and Real Estate Sector Regulations.

The real estate sector is directly regulated by the Brazilian government and is indirectly impacted by the government’s regulations on the availability of credit. Regulations include development policies, zoning restrictions and environmental laws which can determine the availability of different products offered in the market. For example, city master plans and zoning laws restrict the types of real estate developments that can be constructed in a given area.

As a general rule, the NBCC requires that the transfer of title of real estate properties, as well as the assignment, transfer, change or waiver of rights on real estate properties, be carried out by means of a public deed, except in certain cases, such as when the Real Estate Finance System (Sistema Financeiro Imobiliario), or SFI, or the SFH, are involved. The intent of this rule is to increase the security of real estate property transfers.

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

For the construction of land subdivisions, the developer must proceed through the following steps: (1) prior to developing the land subdivision plan, it must request the municipality in which the development will be located to issue directives on use policies specifically to the land, such as the delineation of lots, road and street systems and areas reserved for municipal or community properties; (2) pursuant to the directives issued by the municipality, it must develop a plan for the proposed land subdivision and present it to the municipality for approval, including the plans, designs, descriptions, and schedule for performance of the work, among other documents; and (3) after approval for the land subdivision project is obtained, it must be submitted for recording in the property registry of the appropriate Real Estate Registry Office within 180 days. The approval may be revoked if it is not submitted for recording within the 180-day period.

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

CMN Resolution No. 3,932/2010 provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is 80% of the appraisal price of the property, as a general rule; (2) the maximum appraisal price for the financed unit is R$750,000 (applicable to the States of Rio de Janeiro, São Paulo, Minas Gerais and Distrito Federal) or R$650,000 (applicable to other Brazilian States); (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance and other costs, may not exceed 12% per year; and (4) the borrower is responsible for the potential outstanding balance verified at the end of the financing term, (such term might be extended by half of the initial term).

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

On July 31, 2014, Municipal Law No. 16,050 was published, replacing Municipal Law No. 13,430 of September 13, 2002, approving the master plan and creating the Planning System of the municipality of São Paulo and regulating the new master plan of the municipality. The new master plan provides a series of guidelines for the development and growth of the city of São Paulo for the next 16 years, in order to (i) incentivize the use of public and non-motorized forms of transport; (ii) reduce the housing deficit; (iii) improve the access of residential areas to commercial areas of the city; and (iv) incentivize the development of urban areas already equipped with public transportation infrastructure, among other guidelines.

On February 25, 2016, Draft Bill No. 272/2015 was approved by the Chamber of Deputies of São Paulo, which relates to the parceling, use and occupation of land in the municipality of São Paulo. Draft Bill No. 272/2015 is subject to ratification by the mayor of São Paulo.

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

C. Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, including our now affiliate Alphaville, all of them incorporated in Brazil, as of December 31, 2015:

(*)We held 30% of this entity at December, 2015, December 31, 2014 and December 31, 2013.

(**) At December 31, 2013 we held 70% of this entity and acquired the 30% remaining in November 21, 2014. At December 31, 2015 we held 100% of this entity.

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D. Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. We also lease our branch office located at Av. Dr. Marcos Penteado de Ulhôa Rodrigues, 939, 11th floor – Jatobá Tower, Barueri, SP — Brazil. Currently, we and our main subsidiaries leased approximately 12,132 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2015, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$49.2 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

The financial statements for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2013, 2012 and 2011 included the results of the following segments” Gafisa S.A., Alphaville and Tenda. On December 9, 2013, we completed the sale of a majority interest in Alphaville to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was previously announced on June 7, 2013. All conditions precedent to the completion of the transaction were met, including governmental approval. The transaction was concluded with a sale of 50% interest by Gafisa and 20% interest by Tenda, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, since November 30, 2013, Alphaville results are no longer consolidated in our financial statements.

In October 2014, Shertis Empreendimentos e Participações S.A. or “Shertis”, which held a 20% interest in the capital stock of Alphaville, was merged into Gafisa. As a result and as of the date of this annual report, we hold a direct 30% interest in the capital stock of Alphaville.

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

As of December 31, 2012, the Central Bank had set the SELIC rate at 7.25% and the real depreciated 8.8% relative to the U.S. dollar in 2012. As of December 31, 2012, the real/U.S. dollar exchange rate was R$2.048 per US$1.00. During this period, inflation according to the IPCA was 5.8%.

As of December 31, 2013, the Central Bank set the SELIC rate at 10% and the real depreciated 13.2% relative to the U.S. dollar in 2013. As of December 31, 2013, the real/U.S. dollar exchange rate was R$2.3575 per US$1.00. During this period, inflation according to the IPCA was 5.9%.

As of December 31, 2014, the Central Bank set the SELIC rate at 11.75% and the real depreciated 12.7% relative to the U.S. dollar in 2014. As of December 31, 2014, the real/U.S. dollar exchange rate was R$2.6550 per US$1.00. During this period, inflation according to the IPCA was 6.4%.

As of December 31, 2015, the Central Bank set the SELIC rate at 14.25% and the real depreciated 47.0% relative to the U.S. dollar in 2015. As of December 31, 2015, the real/U.S. dollar exchange rate was R$3.9048 per US$1.00. During this period, inflation according to the IPCA was 10.7%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2015	2014	2013
	(%, unless otherwise stated)
Real growth in GDP	(3.8)	n/a	2.3
Inflation rate (INPC)(1)	11.3	6.2	5.5
Inflation rate (IGP—M)(2)	10.5	3.7	5.5
National Construction Cost Index (INCC)(3)	7.5	6.9	8.1
TJLP rate(4)	7.0	5.0	5.0
CDI rate(5)	13.2	10.8	8.1
Appreciation (devaluation) of the real vs. US$	(47.0)	(12.7)	(13.2)
Exchange rate (closing) — US$1.00	R$3.90	R$2.65	R$2.35
Exchange rate (average)(6) — US$1.00	R$3.39	R$2.35	R$2.18

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•	Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

•	Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

•	Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015 created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000;

•	Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011 confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments;

•	Provisional Measure No. 620 enacted on June 12, 2013, converted into Law No. 12,686 enacted on October 15, 2013, which released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months; and

•	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015, which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the Real Estate Covered Bonds (LIG - Letras Imobiliárias Garantidas).

•	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property plant and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments. Estimates are used for, among other things, impairment of non-financial assets, transactions with share-based payment, provisions for tax, labor and civil risks, fair value of financial instruments, estimated costs of ventures, realization of deferred income tax and other similar provisions. Although we believe that our judgments and estimates are based on reasonable assumptions that are subject to several risks and uncertainties and are made in light of information available to us, our actual results may differ from these judgments and estimates.

In this sense, we set forth below summarized information related to our critical accounting policies. See the note 2.2 to our consolidated financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We annually review the carrying amount of assets, with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss in the recoverable amount of such assets. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the statement of operations by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company has recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A.

The recoverable amount of an asset or of a certain cash-generating unit is defined as the greater of its value in use and its fair value less costs to sell. When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, as well as the estimated future cash inflows and the growth rate used. The fair value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between knowledgeable and willing parties, adjusted for expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2016 and 2020 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

Land is recorded at acquisition cost. See “Item 4. Information on the Company—B. Business Overview—Our Operations—Land Acquisition”. Land can be acquired for cash, in installments, through barter for units that are completed or in construction of other ventures, or through barter for receivables from future sales of ventures. The cost of land related to bartered units comprises the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

The interest on loans and financing directly related to ventures financed by the National Housing System (SFH) and other credit facilities which funds are used to finance the construction and acquisition of land are capitalized over the development and construction stage, and recognized in the statement of operations in the proportion to the units sold.

We have the policy of annually conducting tests on our landbank, comparing its carrying amount and its recoverable amount, and on the units in construction and completed units, comparing the unit construction cost with the sale value of units in inventory. The assumptions that usually underlie the calculation of the recoverable value of assets are based on expected cash flows, and economic viability studies of real estate ventures that show the recoverability of assets or its market value, all discounted to present value.

The classification of land into current or non-current assets is carried out by the Management based on the schedule of the real estate venture launches. Management periodically reviews the estimates of real estate venture launches.

In accordance with our internal policy, each individual project launched has been internally evaluated taking into consideration the following: (1) assumptions for market, sales forecast, economics and operating conditions; (2) cash flow analysis using the discounted cash flow method; (3) approval by an investment committee; and (4) inclusion in the business plan regarding the timetable and backlog for development releases. This process is part of our corporate governance practices. We update the assumptions on an annual basis and consider the continuing viability for each project for impairment test purposes.

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

Provisions for legal claims

We recognize a provision for tax, labor and civil claims. The assessment of the probability of a loss includes the evaluation of the available evidence, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, as well as the opinion of external legal counsel. The provisions are reviewed and adjusted to take into account the changes in circumstances, such as the applicable expiration term, findings of tax inspections, or additional exposures found based on new court issues or decisions. The settlement of transactions involving these estimates may result in amounts different from those estimated in view of the inaccuracies inherent in the process of estimating them. The Company reviews its estimates and assumptions on a monthly basis.

Taxes on income

Current income tax and social contribution

Current income tax is the expected tax payable or receivable to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on net profits, we adopt the regime set forth by Law No. 12,973 enacted on May 13, 2014 and in force as of January 1, 2015. The new regime is based on the Brazilian accounting standards introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes, thus revoking the Brazilian Transitory Tax Regime, or “RTT”.

Taxes on income in Brazil comprise income tax (25%) and social contribution on net profits (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized as at the balance sheet date for all temporary tax differences between the tax bases of assets and liabilities, and their carrying amounts.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, whereby the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries elected the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax, social contribution on net profits, PIS and COFINS are calculated at 4% on monthly gross revenues

On May 13, 2014, Provisional Measure No. 627 was converted into Law No. 12,973/14, revoking the RTT and bringing significant changes to Brazilian tax legislation. The new rules came into effect on January 1, 2015, with an option to adhere to the new rules from January 1, 2014. During 2014, we analyzed the potential impact of the new rules on our consolidated financial statements and internal control structure. Based on our analysis, we concluded that the new rules would not have a material impact on how we account for taxes in 2014 and we therefore opted not to adopt them from January 1, 2014. We have adhered to the new rules since January 1, 2015.

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

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. We record deferred tax on a net basis, determined by legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

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

Fair value of financial instruments

When the fair value of the financial assets and liabilities presented in the balance sheet cannot be obtained in the active market, it is determined using valuation techniques, including the discounted cash flow method. The data for such methods is based on those available in the market, when possible; however, when such data is not available in the market, a certain level of judgment is required to establish the fair value. This judgment includes considerations on the data used, such as liquidity risk, credit risk, and volatility. Changes in the assumptions about these factors may affect the presented fair value of financial instruments.

Estimated cost of construction

Total estimated costs, mainly comprising the incurred and future costs for completing the construction works, were reviewed in the preparation of these financial statements, and changes to estimates are possible.

Development and sale of real estate

Real estate development and sales

Revenues, as well as costs and expenses directly relating to real estate development units sold and not yet finished, are allocated to the statement of operations over the construction period and the following procedures are adopted:

(a) For the sales of completed units, revenues are recorded when the sale is completed and the transfer of significant risks and benefits has occurred, regardless of the receipt from the customer of the contracted amount;

(b) For the sales of units under construction, the following applies:

•	The incurred cost, including the cost of land, and other directly related expenditure, that correspond to the units sold is fully recognized in the consolidated statement of operations;

•	Sales revenues are recognized in profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers";

•	Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of accounts receivable, are recognized in profit or loss on a pro rata basis using the accruals basis of accounting;

•	The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction;

•	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Advertising and publicity expenses are recorded in the consolidated statement of operations on an accrual basis.

Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services, related to developments in the Gafisa segment where we retain an equity interest.

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

Allowance for doubtful accounts and cancelled contracts

We annually review the assumptions used in establishing an allowance for doubtful accounts and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates.

We record an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the annually reviewed assumptions for each segment. For the Gafisa segment, we record an allowance for doubtful accounts for contracts for customers whose installments are over 360 days past due for completed units, even though all of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments. For the Tenda segment, we record an allowance for cancelled contracts for customers whose financing balance has not yet been received from financial agents and for customers whose installments are over 90 days past due. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year and the amounts are considered sufficient by management to cover possible future losses on accounts receivable.

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2015	2014	2013
Launches (in millions of reais)	2,085	1,636	2,886
Number of projects launched	42	23	37
Number of units launched(1)	10,089	6,073	11,072
Launched usable area (m2)(2)(3)	428,257	326,421	2,893,541
Percentage of Gafisa investment	85%	100%	76%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	Does not include Terreno Cajamar Alphaville (approximately 5,420,927m²).

In 2015, we launched 11 residential developments with a total potential sales value of R$2.1 billion, with Gafisa accounting for 48% of launches and Tenda for 52% in terms of potential sales value. 20 of the developments we launched were located in the state of São Paulo, 9 developments were located in the state of Rio de Janeiro and the remaining 13 developments were located in Camaçari, Salvador and Lauro de Freitas, in the state of Bahia, Vespasiano and Belo Horizonte, in the state of Minas Gerais Porto Alegre, in the state of Rio Grande do Sul and Paulista, Camaragibe and Jaboatão dos Guararapes, in the state of Pernambuco.

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

In 2013, we launched 37 residential developments with a total potential sales value of R$2.9 billion, with Gafisa accounting for 38% of launches, Tenda for 12% and Alphaville the remaining 51% in terms of potential sales value. The total sales value for 2013 was approximately 2% lower than the total sales value of R$3.0 billion for 35 residential developments launched in 2012. In 2013, 18 of the 37 developments we launched were located in the state of São Paulo, while another four developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in cities of Camaçari, in the state of Bahia, Porto Alegre, in the state of Rio Grande do Sul, Salvador, in the state of Bahia, Ponta Grossa, in the state of Paraná, Vitória da Conquista, in the state of Bahia, Barra dos Coqueiros, in the state of Sergipe, Feira de Santana, in the state of Bahia, Dourados, in the state of Mato Grosso do Sul, Anápolis, in the state of Goiás, Linhares, in the state of Espírito Santo and Belém in state of Pará. In 2012, we launched 35 residential developments with a total potential sales value of R$3.0 billion, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of potential sales values (compared to a 28% share in 2011). This sales value was approximately 21% lower than that achieved in 2011, during which we launched 49 residential developments totaling R$3.5 billion. We refocused our business operations in 2012 to prioritize cash flow and reduction of net debt, restructuring the debt profile and reducing launches of new units, while still generating what we consider to be an appropriate volume of business of R$3.0 billion. In 2012, 17 of the 35 developments we launched were located in the state of São Paulo, while another three developments were located in the state of Rio de Janeiro. The remaining 15 residential developments launched were located in the cities of Juiz de Fora, in the state of Minas Gerais, Aracaju, in the state of Sergipe, Anapolis, in the state of Goiás, Mossoró, in the state of Rio Grande do Norte, Vespasiano, in the state of Minas Gerais, Brasília, in the state of Distrito Federal, Barra dos Coqueiros, in the state of Sergipe, Teresina, in the state of Piaui, Pelotas, in the state of Rio Grande do Sul, Porto Velho, in the state of Roraima, Vitória da Conquista, in the state of Bahia, Resende, Campo Grande, in the state of Mato Grosso do Sul and Camaçari, in the state of Bahia.

During 2015, approximately 24% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 52% of our total potential sales value for the year ended December 31, 2015, of which 45.7% was generated from launches outside the states of São Paulo and Rio de Janeiro.

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

Gafisa segment

In 2015, Gafisa launches totaled R$996.3 million, a 2.6% decrease compared with 2014.

Contracted sales for the year totaled R$914.8 million, up 12.8% from 2014. Sales of units launched over the year accounted for 30.8%, while sales of inventories accounted for the remaining 69.2%.

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

In 2015, Gafisa delivered 22 ventures/stages and 4,986 units, accounting for R$2.4 billion in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$2.0 billion at the end of 2015, compared to R$2.3 billion at the end of 2014 and R$2.1 billion at the end of 2013.

Tenda segment

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

In 2015, Tenda launches totaled R$1.1 billion. Contracted sales for the year totaled R$1.0 billion, a 257% increase compared with 2014. Sales of units launched over the year accounted for 50.0%, while sales of inventories accounted for the remaining 50.0%.

Cancellation levels decreased significantly in 2015 mainly due to Tenda’s increased efficiency and improved controls. The primary driver of the reduction in cancellations was the implementation of a sales process by which potential customers were required to obtain approved financing with CEF as part of the purchase process, which significantly decreases the probability of cancellation. Out of R$1.0 billion in property launches during 2015, we recorded sales of R$889 million in which financing has already been obtained by the end purchaser.

Out of R$613.3 million in property launches during 2014, we recorded sales of R$176.8 million in which financing had already been obtained and reached a total amount of R$396.0 million in net sales. In 2013, out of R$338.8 million in property launches, we recorded sales of R$217.4 million. Of the R$217.4 million, R$122.0 million is related to sales in which financing had already been obtained by the end purchaser, with the remaining R$95.4 million relating to sales in which financing was being finalized at the end of 2013.

In 2015, The Tenda segment delivered 21 ventures/stages, and 5,711 units accounting for R$802.5 million in Potential Sales Value.

The market value of Tenda inventories was R$899.8 million at the end of 2015, compared to R$828.7 million at the end of 2014 and R$618.4 million at the end of 2013

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2015	2014	2013
Type of development	(in millions of reais, unless otherwise stated)
Luxury buildings	212.7	108.8	367.7
Middle-income buildings	676.5	650.0	431.9
Affordable entry-level housing (2)	1,034.1	396.0	490.4
Commercial	7.6	52.2	161.5
Land(1)	N/A	N/A	1,062.2
Total contracted sales	1,930.9	1,207.0	2,513.8
Sale of units launched in the year	789.6	519.2	1,502.8
Percentage of total contracted sales	41%	43%	60%
Sale of units launched during prior years	1,141.3	687.8	1,010.9
Percentage of total contracted sales	59%	57%	40%

(1)	Includes Gafisa’s participation on the Alphaville Barra da Tijuca project.

(2)	Amount net of sales cancellation.

The following table shows our and our main subsidiaries’ and our current affiliate Alphaville’s, contracted sales for the periods presented:

	As of and for the year ended December 31,
	2015	2014	2013
Contracted sales	(in millions of reais, unless otherwise stated)
Gafisa	914.8	811.0	961.2
Tenda (1)	1,016.1	396.0	490.4
Alphaville (2)	—	—	1,062.2
Total contracted sales	1,930.9	1,207.0	2,513.8
(-) Discontinued operations	—	—	(1,062.2)
Total contracted sales	1,930.9	1,207.0	1,451.6

(1)	Amount net of sales cancellation.

(2)	This information is presented for comparison purposes and for the year ended December 31, 2013 only, as we sold our controlling interest in Alphaville on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

In 2015, we sold 40.9% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$1,930.9 million, an increase of approximately 60% compared to 2014.

In 2014, we sold 42.2% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$1,207.0 million, a decrease of approximately 16.9% compared to 2013, net of discontinued operations.

In 2013, we sold 60% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$2,513.8 million, a decrease of approximately 5% compared to 2012.

In 2015, we sold 50.0% of the units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$1,016.1 million. In 2014, we sold 29.6% of units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$396.0 million. In 2013, we sold 44% of units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$490.4 million.

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

We provide a limited amount of post-construction client financing, although this financing is not available to Tenda clients. Our default rate was 11.8%, 7.4% and 9.3% as of December 31, 2015, 2014 and 2013, respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2015	2014	2013
	(in millions of reais)
Gafisa	22.6	16.4	13.3
Tenda	2.1	1.1	2.3
Alphaville (1)	—	—	5.9

(1)	This information is presented for comparison purposes only, as we sold our controlling interest on December 9, 2013 and currently hold a 30% non-controlling interest in Alphaville.

The following table sets forth the growth of our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2015	2014	2013
	(in millions of reais, unless otherwise stated)
Sales to be recognized	793.0	1,064.0	1,863.4
Net sales(1)	764.0	1,025.2	1,795.4
Cost of units sold to be recognized(2)	(453.9)	(628.8)	(1,181.3)
Expected gross margin—yet to be recognized(3)	310.1	396.4	614.3
Expected margin percentage	40.6%	38.7%	34.2%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

Gross Operating Revenues

Our revenues are derived mainly from the development and sale of real estate and, to a much lesser extent, the rendering of construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest.

Real estate development and sales

Real estate development revenues, including inflation adjustments and interest from credit sales, comprise revenues from the sales of units in the residential buildings we develop, and to a lesser extent, the sales of lots and commercial buildings.

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2015, 0.6% of our net operating revenues were derived from constructions services rendered.

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

	For the year ended December 31,
	2015	2014	2013
Land	18.7%	15.1%	14.2%
Construction costs	64.8%	68.6%	70.6%
Financial costs	10.0%	10.0%	8.2%
Development costs	6.4%	6.3%	7.0%
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 17% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 7.5%, 7.0% and 8.1% in 2015, 2014 and 2013, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

Financial Income and Expenses

Financial income includes income from financial investments. Interest revenues are recognized on an accrual basis. Financial expenses generally consist of interest payable on loans, financings and debentures and are also recognized on an accruals basis.

Taxes on Income

In general, taxes on income in Brazil consist of federal income tax (25%) and social contribution on net profits (9%), for a composite statutory tax rate of 34%. We calculate income tax and social contribution in accordance with the “taxable profit” regime. Our subsidiaries and jointly-controlled entities, however, with annual billings lower than a specified threshold, may calculate their respective income and social contribution taxes through either this “taxable profit” regime or through the “presumed profit” regime, depending on our strategic tax planning. For the companies that opt for the “presumed profit” regime, the income tax basis is calculated as 8% of gross revenues and the social contribution basis is calculated as 12% of gross revenues, to which income tax and social contribution rates of 25% and 9%, respectively, are applied.

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, whereby the land and its features where real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and whose real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax, social contribution on net profits, PIS and COFINS are calculated at 4% monthly on gross revenues.

Net profit from discontinued operations

The profit from discontinued operations represents the results of operations of Alphaville for the period January 1, 2013 to November 30, 2013, as well as the results of operations for this entity for the comparative periods. This line item also contains the gain on disposal of our 70% controlling interest in this entity, which occurred in December 2013.

In accordance with CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the profit of discontinued operations is presented as a single amount in statement of operations, which includes the total after-tax-income of these operations, less any impairment-related loss.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, unless otherwise indicated.

As explained in Note 8.2 to the Company’s 2013 consolidated financial statements, the results of operations of Alphaville have been retrospectively presented as discontinued operations under Brazilian GAAP in the Company’s 2013 consolidated statements of operations given its disposal during 2013. In addition, with the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), starting from January 1, 2013, the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP.

Results of Operations for the Years Ended December 31, 2015 and 2014

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2015, recognized by the Percentage of Completion (“PoC”) method, was R$2.3 billion, an increase of 6.7% from R$2.15 billion for the year ended December 31, 2014, as a result of an increase in Tenda segment sales, due to a higher level of launches under Tenda’s new business model implemented in 2013. During 2015, Gafisa and Tenda brands accounted for 63% and 37% of net operating revenue, respectively.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$2.5 billion for the year ended December 31, 2015, an increase of R$219.7 million or 9.7%

compared with the same period in 2014 of R$2.3 billion. The tax deductions from gross revenue reached R$191.0 million in 2015 from R$174.7 million in 2014, representing an increase of 9.3%, which was mainly impacted by higher launch volumes in Tenda.

In addition, due to the continuing deterioration of economic conditions in Brazil during 2015, the Company continued to take a more conservative and selective approach with respect to the development and launch of products, focusing mainly on the middle to high income segment, in order to prioritize stable levels of profitability.

During 2015, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 7.49%. This resulted in an increase in our construction costs and consequently, the prices of our units. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2015 totaled R$1.7 billion, a 3.6% increase compared to R$1.6 billion in 2014, as a result of an increase in sales in the Tenda segment, due to a higher level of launches under Tenda’s new business model implemented in 2013. Cost related to construction is the main component of operating cost, totaling R$1.3 billion, equivalent to 78.4% of the original total cost base of projects. Operating costs, as a percentage of net operating revenue, decreased from 74.8% in 2014 to 72.7% in 2015, mainly due to better performance on construction projects.

Gross profit

Gross profit in 2015 totaled R$626.8 million, representing an increase of 15.7%, from R$541.7 million in 2014. The increase was mainly due to (i) the replacement of Gafisa and Tenda segment legacy projects with more recent projects launched in core markets, and (ii) the higher level of launches under Tenda’s new business model since 2013, which contain higher margins. Tenda launches totaled R$1.1 billion in 2015, an increase from R$613.3 million in 2014.

In 2015, the gross margin generated from our activities increased to 27.3% as compared to 25.2% in 2014. This increase was due to the recognition of higher margins from recent projects, mainly Tenda projects, which offset the recognition of lower margins in connection with prior year projects.

Selling expenses

Selling expenses in 2015 totaled R$163.3 million, representing an increase of 10.3% as compared to R$148.0 million in 2014, mainly due to an increase in marketing expenses and expenses associated with the increase of launches under Tenda’s new business model. Selling expenses in 2015 represented 7.1% of our net operating revenue compared to 6.9% in 2014.

General and administrative expenses

General and administrative expenses were R$181.4 million in 2015, a 14.4% decrease from the R$211.9 million recorded in 2014, reflecting our strategy of realigning costs to the phase of our business cycle and to the current challenging macroeconomic scenario in Brazil. Our payroll expenses decreased by 6.6%, totaling R$74.2 million in 2015.

Depreciation and amortization

Depreciation and amortization in 2015 was R$47.4 million, a decrease of R$31.9 million when compared to the R$79.3 million recorded in 2014, mainly due to the lower level of Gafisa launches in 2015 and to a non-recurring goodwill impairment of R$14.5 million recorded in 2014 as a result of the incorporation of a subsidiary.

Financial income and expenses, net

Net financial expenses totaled R$38.1 million in 2015, compared to net financial expenses of R$8.9 million in 2014. The difference is mainly due to a decrease in financial revenues of 20.8% and higher average interest rates for loans and financings during the period.

Taxes on income

Income, social contribution and deferred taxes for 2015 amounted to R$7.2 million, compared to R$15.3 million in 2014. For the year ended December 31, 2015, current tax expenses amounted to R$24.6 million (compared to R$33.3 milion in 2014), comprised of R$4.3 million related to Gafisa’s holding tax calculation on the standard profit regime, and R$20.2 million related to our subsidiaries’ tax calculation on the presumed profit regime and the Special Taxation Regime (RET). Additionally, deferred tax income amounted to R$17.4 in 2015 (R$18.0 million in 2014) and is mainly related to the increase of temporary differences, as a result of an increase in our provisions.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests decreased from a loss of R$1.2 million in 2014 to a loss of R$3.5 million in 2015, due to the overall negative financial results of our subsidiaries for the year ended December 31, 2015.

Net income attributable to owners of Gafisa

Net income attributable to owners of Gafisa increased to R$74.4 million in 2015, compared to a net loss of R$42.5 million in 2014. This increase is mainly due to (i) the further consolidation of the Gafisa segment’s production cycle and (ii) the higher level of launches under Tenda’s new business model implemented in 2013, which contain higher margins than legacy projects.

Results of Operations for the Years Ended December 31, 2014 and 2013

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2014, recognized by the PoC method, was R$2.15 billion, a decrease of 13.3% from R$2.5 billion for the year ended December 31, 2013, as a result of a lower level of launches in Gafisa in the previous 2 years.

The reduction in the level of launches in Gafisa is primarily due to the implementation of the Company’s new strategy at the beginning of 2012. The Company’s new strategy aimed to reduce operational complexity, improve the cost and expenses structure, develop a new operational model for Tenda and consolidate Gafisa’s strategic positioning in the markets of São Paulo and Rio de Janeiro. In addition, due to the economic slowdown in Brazil during the second half of 2014, the Company took a more conservative and selective approach to the development and launch of products in order to prioritize stable levels of profitability.

In terms of Potential Sales Volume, Gafisa launched projects totaling R$1.6 billion in 2012, R$1.1 billion in 2013 and R$1.0 billion in 2014. Tenda did not launch any projects in 2012, launched projects totaling R$339 million in 2013 and R$613 million in 2014.

During 2014, the Gafisa and Tenda brands accounted for 73% and 27% of total net operating revenue, respectively.

The gross revenue generated from the sale of property and barter transactions, net of cancellation provision (reversal), totaled R$2.3 billion for the year ended December 31, 2014, a decrease of R$374.1 million or 13.8% from R$2.7 billion for the year ended December 31, 2013. Tax deductions from gross revenue totaled R$174.7 million for the year ended December 31, 2014, a decrease of 20.1% from R$218.6 million for the year ended December 31, 2013. This decrease was mainly due to the lower launch volumes in Gafisa and Tenda, a decrease in net revenue from the delivery of Tenda legacy projects, and also to the initial stages of the recognition of revenues from Tenda projects starting in 2013, recognized using the PoC method, as Tenda resumed its launches only during 2013.

During 2014, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 6.9%. This resulted in an increase in our construction costs and consequently, our units prices. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2014 totaled R$1.6 billion, a decrease of 14% as compared to R$1.9 billion in 2013, due to the lower level of operations as a result of the lower level of launches in Gafisa during 2013 and 2014. During 2014, costs related to construction totaled R$1.2 billion, equivalent to 76.3% of our total operating costs. Operating costs, as a percentage of net operating revenue, decreased from 75.1% in 2013 to 74.8% in 2014, despite the above mentioned inflation effect (6.9%) in our costs. This decrease in the Company’s cost structure was mainly due to a better performance on construction projects.

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

General and administrative expenses

General and administrative expenses were R$211.9 million in 2014, a 9.4% decrease over the R$234.0 million recorded in 2013, reflecting our strategy of realigning costs to our current size and the phase of our business cycle. General expenses decreased to R$13.1 million in 2014 from R$17.3 million in 2013. This decrease is mainly due to a decrease in our payroll liability as a result of the reduction in the total number of employees.

Depreciation and amortization

Depreciation and amortization in 2014 was R$79.3 million, an increase of R$16.3 million when compared to the R$63.0 million recorded in 2013, mainly due to the incorporation of a subsidiary, which generated a goodwill impairment of R$14.5 million.

Financial income and expenses, net

Net financial expenses totaled R$8.9 million in 2014, compared to net financial expenses of R$162.5 million in 2013. The difference is mainly due to an increase in financial revenues of 93.4% and to the reduction of total debt during the period.

Taxes on income

Income tax, social contribution and deferred taxes for 2014 amounted to R$15.3 million, compared to R$2.8 million in 2013.

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

	For Year Ended December 31, 2015
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,443.3	851.0	2,294.3
Operating costs	(1,061.9)	(605.6)	(1.667,5)
Gross profit	381.4	245.4	626.8
Gross margin	26.4%	28.8%	27.3%
Net income from continuing operations	44.1	30.3	74.4

	For Year Ended December 31, 2014
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,580.9	570.1	2,151.0
Operating costs	(1,165.0)	(444.2)	(1,609.2)
Gross profit	415.9	125.9	541.8
Gross margin	26.3%	22.1%	25.2%
Net income (loss) from continuing operations	66.9	(109.4)	(42.5)

	For Year Ended December 31, 2013
	Gafisa (1)	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,663.7	817.5	2,481.2
Operating costs	(1,111.6)	(752.2)	(1,863.8)
Gross profit	552.2	65.2	617.4
Gross margin	33.2%	8.0%	24.9%
Net income (loss) from continuing operations	363.7	(127.1)	236.6
Net income from discontinued operations	588.6	42.5	631.1

(1)	Includes all subsidiaries except Tenda.

Gafisa Segment

Years Ended December 31, 2015 and 2014

Net operating revenue

Net operating revenue for the Gafisa segment was R$1.443,3 million in 2015 compared to the net operating revenue of R$1,580.9 million in 2014, which represents a decrease of 8.7%. This decrease was mainly due to the mix of sales in the period, which was more concentrated in projects launched in 2014 and the reduction in the level of launches in Gafisa in 2015.

Operating costs

The costs of development and sale and barter transactions in 2015 totaled R$1.1billion, a decrease of 8.8% compared with the R$1.2 billion reported in 2014. This decrease was mainly due to the lower volume of projects under construction.

Gross profit

The gross profit in 2015 was R$381.4 million, representing a decrease of 8.3% compared with the R$415.9 million reported in 2014, in line with the decrease in net operating revenues. The gross margin in 2015 generated by our projects sales increased to 26.4% compared to 26.3% in the same period of 2014. This increase was primarily due to the lower volume of projects under construction and the mix of sales in 2015, which was more concentrated in projects recently launched and with higher profit margins.

Net income from continuing operations

Net income for the Gafisa segment was R$44.1 million in 2015, compared to a net income of R$66.9 million in 2014. The decrease in net income is primarily a result of the following: (i) lower level of revenues; (ii) higher expenses related to contingencies; and (iii) negative impact of net financial income in 2015 when compared to 2014. Net income from continuing operations as a percentage of net operating revenues was positive 3.0% in 2015 as compared to positive 4.2% in 2014.

Tenda Segment

Years Ended December 31, 2015 and 2014

Net operating revenue

Net operating revenue of sales and/or services during 2015 totaled R$851.0 million, compared to R$570.1 million in 2014, an increase of 49.3%. In 2015, Construtora Tenda S.A accounted for 37% of the consolidated net operating revenue. This increase was mainly due to an increase in sales under the Tenda segment, as a result of the higher level of launches under Tenda’s new business model implemented in 2013.

Operating costs

The costs of development and sale of property and barter transactions in 2015 totaled R$605.6 million, compared to R$444.2 million in 2014. This increase was mainly due to the higher volume of projects launched under Tenda’s new business model since 2013.

Gross profit

Gross profit in 2015 was R$245.4 million, compared to R$125.9 million in 2014. Gross margins increased from 22.1% in 2014 to 28.8% in 2015, impacted by the replacement of Tenda’s legacy projects by projects launched pursuant to Tenda’s new business model, the profit margins of which are higher.

Net income (loss) from continuing operations

Net income for the Tenda segment was R$30.3 million in 2015, compared to a net loss of R$109.4 million in 2014. This increase in net income is a result of the higher volume of projects launched under Tenda’s new business model during 2015.

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

Net income (loss) from continuing operations

Net income for the Gafisa segment was R$66.9 million in 2014, compared to a net income of R$363.7 million in 2013. The decrease in net income is primarily a result of the revaluation of the portion of our remaining 30% interest in Alphaville (following the sale of our 70% controlling interest in Alphaville in December 2013) in the amount of R$375.8 million. Net income (loss) from continuing operations as a percentage of net operating revenues was positive 4.2% in 2014 as compared to positive 21.8% in 2013.

Tenda Segment

Years Ended December 31, 2014 and 2013

Net operating revenue

Net operating revenue of sales and/or services during 2014 totaled R$570.1 million, compared to R$817.5 million in 2013, a decrease of 30.3%. In 2014, Construtora Tenda S.A accounted for 26.5% of the consolidated net operating revenue. This decrease was mainly due to the decrease in the delivery of legacy projects in 2014, which was higher in 2013.

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

In 2015, we carried out the following receivables sales with recourse:

On December 3, 2015, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$32.2 million in exchange for cash at the transfer date, discounted to present value, for R$24.5 million.

In 2014, we carried out the following receivables sales with recourse:

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

On November 29, 2013, a selected portfolio of sales receivables from us and our subsidiaries was transferred to investors. The assigned portfolio amounts to R$24.1 million in exchange of cash at the transfer data, discounted to present value, by R$19.6 million.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2015 and 2014 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009 we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2015, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 10%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2015	2014	2013
	(in millions of reais)
Real estate development receivables:
Current	1,395.3	1,440.5	1,909.9
Long-term	407.1	384.8	313.8
Total	1,802.4	1,825.3	2,223.7
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	793,0	1,064.0	1,863.4
Total	793,0	1,064.0	1,863.4
Total receivables from clients	2,595.4	2,889.3	4,087.1

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2015
Maturity	(in millions reais)
Overdue	392.2
2016	1,003.1
2017	987.3
2018	102.4
2019	42.2
2020 onwards	68.2
Total	2,595.40

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of February, 29, 2016, our clients’ default level was 11.99% of our accounts receivable for Gafisa and 12.16% for Tenda. We annually review the assumptions used in establishing an allowance for doubtful accounts and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$78.8 million as of December 31, 2015 and is considered sufficient by our management to cover expected future losses on the realization of accounts receivable.

Cash Flows

Operating activities

Net cash generated from operating activities totaled R$91.7 million in 2015 compared to R$41.9 million in 2014. This increase reflects the improved operational and financial management in both Gafisa and Tenda segments, with a higher volume of sales and revenues from projects with higher gross margins. The R$91.7 million was primarily composed of: (1) income before income tax and social contribution in the amount of R$78.2 million, as a result of our improved operational and financial performance; (2) a decrease in expenses (income) not affecting cash and cash equivalents, totaling R$279.9 million in 2015; (3) an increase in properties for sale totaling R$130.9 million, attributable to landbank and construction; and (4) other less significant increases and decreases in other operating categories.

Net cash generated from operating activities totaled R$41.9 million in 2014 compared to R$297.6 million in 2013. The R$41.9 million was primarily composed of: (1) a decrease in expenses (income) not affecting cash and cash equivalents, totaling R$305.0 million in 2014; (2) an increase in properties for sale of R$462.4 million attributable to landbank and construction; (3) a decrease in trade accounts receivable of R$391.6 million; and (4) other less significant increases and decreases in other operating categories.

Investing activities

Net cash generated in investing activities, including the acquisition of property, equipment and new investments, was R$361.5 million in 2015 compared to a net cash generated in investing activities of R$752.0 million in 2014. Our cash used in 2015 was mainly related to investments in marketable securities, restricted securities and loans in the amount of R$417.7 million, which was lower than the amount of R$761.1 million in 2014 mainly due to the continuing deterioration of economic conditions in Brazil in 2015.

Net cash generated in investing activities, including the acquisition of property, equipment and new investments, was R$752.0 million in 2014 compared to a net cash used in investing activities of R$102.3 million in 2013. Our cash generated in 2014 was mainly related to investments in marketable securities, restricted securities and loans in the amount of R$761.6 million and investments in property and equipment in the amount of R$88.5 million.

Financing activities

Net cash used from financing activities in 2015 totaled R$480.5 million, compared to the net cash used from financing activities in 2014 of R$899.1 million. The cash used in 2015 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$524.7 million, in line with our conservative approach to allocation of capital, and the purchase of treasury shares totaling R$24.2 million. The decrease in the net cash used from financing activities in 2015 compared to R$899.1 million in the previous year is mainly due to the occurrence of non-recurring events in 2014, primarily the payment of dividends and interest on equity in the amount of R$150.0 million, payment to venture partners totaling R$112.7 million and a higher amount of treasury shares purchased totaling R$115.3 million in 2014 when compared to R$24.2 million in 2015.

During 2014 and in December 2013, we used R$1.6 billion and R$423.0 million, respectively, of the proceeds from the sale of our controlling interest in Alphaville (completed on December 9, 2013) to repay part of our total gross debt in an effort to reduce it. During 2014 and 2013, we also used R$208.7 million of such proceeds to fund our share buyback programs.

Net cash used from financing activities in 2014 totaled R$899.1 million, compared to the net cash used from financing activities in 2013 of R$568.1 million. The cash used in 2014 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$541.7 million, payment of dividends and interest on equity in the amount of R$150.0 million and the purchase of treasury shares totaling R$115.3 million.

Pledged mortgage receivables and short-term investments

As of December 31, 2015, substantially all of our mortgage receivables totaling R$1,673.3 million are pledged. In addition, R$108.5 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2015, we invested R$54.6 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were investments in information technology equipment and software, which totaled R$31.7 million, the construction of sales stands, which totaled R$9.4 million, and third party leasehold improvements and facilities, which totaled R$2.8 million.

In 2014, we invested R$88.5 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$19.3 million, investments in information technology equipment and software, which totaled R$17.6 million, and third party leasehold improvements and facilities, which totaled R$6.7 million.

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

As of December 31, 2015, we had outstanding debt in the total amount of R$2,156 million, a decrease of 17.0% as compared to December 31, 2014. As of December 31, 2015, our indebtedness principally consisted of: (1) debentures totaling R$858.0 million, (2) working capital loans in the total amount of R$131.1 million and (3) other loans (mainly SFH) in the total amount of R$1,162 million. In addition, we had outstanding payables to venture partners in the amount of R$4.9 million.

As of December 31, 2014, we had outstanding debt in the total amount of R$2,598 million, a decrease of 15.5% as compared to December 31, 2013. As of December 31, 2014, our indebtedness principally consisted of: (1) debentures totaling R$1,189 million, (2) working capital loans in the total amount of R$269 million and (3) other loans (mainly SFH) in the total amount of R$1,129 million. In addition, we had outstanding payables to venture partners in the amount of R$11 million.

As of December 31, 2013, we had outstanding debt in the total amount of R$3,060 million, a decrease of 15.9% as compared to December 31, 2012. As of December 31, 2013, our indebtedness principally consisted of: (1) debentures totaling R$1,421.2 million, (2) working capital loans in the total amount of R$550.1 million and (3) other loans (mainly SFH) in the total amount of R$1,088.3 million. In addition, we had outstanding payables to venture partners in the amount of R$124 million.

	Maturity
	Total	2016	2017	2018	2019 and thereafter
	(in millions of reais)
Debentures (Project Finance)	654. 4	354.9	299.6	—	—
Debentures (Working Capital)	203.5	34.7	45.1	83.5	40.2
Other Working Capital	131.1	102.8	25.1	2.2	1.0
Housing Finance System (SFH)	1,161.7	569.6	415.3	164.8	12.0
Payables to venture partners	4.9	3.8	1.1	—	—
Total	2,155.7	1,065.7	786.2	250.5	53,2

Payables to venture partners refer to contributions received from venture partners of R$45.0 million in 2011, which will be fully redeemed by us until 2017.

On June 27, 2011, eight certificates of bank credit (CCBs) were issued by the Company, totaling R$65.0 million. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. Funds from the aforementioned CCBs were allocated to develop residential projects.

As part of the funding through issuance of Certificates of Bank Credit– CCB, the Company entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A for a period of six years, having raised R$45.0 million recorded based on the effective interest method of amortization in the consolidated statement of operations.

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

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600.0 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 9.25% + TR per annum, calculated from the subscription date. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees are comprised of assignments of receivables and bank accounts. The debentures are scheduled to mature in December 2016.

Additionally, certain covenants contained in the agreement governing Tenda’s debenture program restrict its ability to take certain actions, including incurring additional debt, and may require Tenda to repay or refinance the debenture if it is unable to meet certain financial ratios. The ratios, its parameters and our performance against them are summarized below.

In August 2009, the CVM approved our sixth issuance, which consisted of non-convertible simple debentures in two series, secured by a general guarantee, maturing in four years and unit face value at the issuance date of R$10,000, totaling R$250 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 2.00% to 3.25% per annum, calculated from the subscription date. Under the sixth issuance, we are obligated to acquire all outstanding debentures upon the request of debenture holders whenever we raise money through the issuance of non-debt securities in excess of R$500.0 million. We also have the right to repurchase the debentures in the occurrence of a liquidity event. In October 2010, the Company carried out the early redemption of the first series of this placement in the amount of R$150.0 million. On June 2, 2014, the Company redeemed all outstanding debentures under the sixth issuance in the amount of R$100.0 million.

In November 2009, the CVM approved our seventh issuance under which we received R$600 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 8.25% to 10.25% plus TR per annum, calculated from the subscription date. Proceeds from the issuance of the debentures will be used solely to finance real estate ventures. The debentures are scheduled to mature in December 2017.

In September 2010, the CVM approved our eighth issuance which consisted of non-convertible debentures in two series maturing in five and six years, respectively the first and the second series, with a unit face value at the issuance date of R$1,000, for an aggregate of R$300 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 1.95% in the first series and IPCA plus 7.96% in the second series, calculated from the subscription date. The first series of the debentures was redeemed by the Company in its entirety on October 15, 2015.

In July 2014, the CVM approved the private placement of our ninth issuance which consisted of non-convertible debentures in a single series maturing in July 2018, for an aggregate of R$130 million. The debentures provide for the payment of semi annual interest corresponding to the CDI rate plus 1.90%. The issuance is guaranteed by real estate receivables and a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures. The debentures holders assigned their fiduciary rights in the real estate receivables in favor of a real estate securitization SPE, which issued CRIs backed by such real estate receivables.

In December 2014, the CVM approved the private placement of our tenth issuance which consisted of non-convertible debentures in a single series maturing in January 2020, for an aggregate of R$55 million. The private placement was concluded in January 2015. The debentures provide for the payment of semi annual interest corresponding to the IPCA plus 8.22%. The issuance is guaranteed by a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2015 are as follows:

At December 31, 2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	(14.12) times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	(12.19)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.25 times
Eighth placement — first and second series, second issuance of Promissory Notes, first and second series
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times greater than net debt less venture debt	(7.73) times
Total debt less venture debt, less cash and cash equivalents and short—term investments (1), cannot exceed 75% of equity plus non-controlling interests	(12.19)%
Ninth placement
Total accounts receivable plus total inventory required to be below zero or greater than 2.0 times over net debt	3.71 times
Net debt cannot exceed 100% of equity plus non-controlling interests	46.44%
Tenth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	(14.12) times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	(12.19)%
First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(2) plus TE(4) is always above zero	(6.79) times
Net debt less debt with secured guarantee (3) shall not be in excess of 50% of equity	(21.47)%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost	2.47 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

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

On December 31, 2015, the Company was in compliance with all of its covenants.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2015, the interest rates on these loans generally varied between 8.30% and 12.80% per annum, plus TR, and the loans generally mature through May 2016 and August 2020. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2015, we had 63 loan agreements in effect, with a balance of R$1,162 million. At the same date we also had R$744 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

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

In June 2009, we issued debt securities backed by CCI. The transaction consists of an assignment of a portfolio comprised of select residential real estate receivables from Gafisa and its subsidiaries. We assigned a receivables portfolio in the amount of R$89.1 million in exchange for cash at the transfer date, discounted to present value, totaling R$69.3 million, recorded as “Other accounts payable—Credit Assignments”. Eight book CCIs were issued in this transaction, which are backed by receivables which installments fall due on and up to June 2014.

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

On November 29, 2013, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$24.2 million in exchange of cash at the transfer date, discounted to present value, by R$19.6 million.

On November 25, 2014, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$15.2 million in exchange of cash at the transfer date, discounted to present value, by R$12.4 million.

On December 3, 2015, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$32.2 million in exchange of cash at the transfer date, discounted to present value, by R$24.5 million.

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

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net income of R$74.4 million, a net loss of R$42.5 million and a net income of R$867.4 million in 2015, 2014 and 2013, respectively. Under U.S. GAAP, our net loss was R$10.1 million, our net income was R$42.3 million and our net income was R$1,322.5 million in 2015, 2014 and 2013, respectively.

Our equity, in accordance with Brazilian GAAP, was R$3,097.2 million, R$3,058.4 million and R$3,214.5 million, as of December 31, 2015, 2014 and 2013, respectively. Under U.S. GAAP, we recorded total equity of R$2,704.9 million, R$2,750.9 million and R$2,822.2 million as of December 31, 2015, 2014 and 2013, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition;

•	business combinations;

•	temporary equity;

•	effects of deferred taxes on the differences above; and

•	non-controlling interest.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 31 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2015

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2015.

There are no other standards or interpretations that were issued and not yet adopted that could, in the opinion of our management, have a significant impact on the profit, loss or equity disclosed by the Company.

On May 28, 2014, the IASB published IFRS 15, which establishes principles that will apply to the recognition of revenue under IFRS. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 15 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 15 will be subject to the implementation of IFRS 15 in Brazil and the prior approval of the CPC and the CVM.

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

On January 13, 2016, the IASB published IFRS 16 – Leases (“IFRS 16”), which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessors and lessees. IFRS 16 will require lessors to recognize a lease liability reflecting future lease payments and a “right-of-use assets” for all lease contracts, except certain short-term leases and leases for low-value assets. The principles that apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessees will remain substantially the same. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 16 will be subject to the implementation of IFRS 16 in Brazil and the prior approval of the CPC and the CVM.

We are in the process of evaluating the impact of IFRS 9, IFRS 15 and IFRS 16 on our financial statements. As of the date of this annual report, we have not completed our analysis of IFRS 9, IFRS 15 and IFRS 16 and we have not determined the extent to which IFRS 9, IFRS 15 and IFRS 16 will impact our financial statements once they are adopted.

Recently Adopted and Issued U.S. GAAP Accounting Standards

Recently adopted US GAAP accounting standards

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

The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of ASU 2013-11 did not have a material impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01 - Investments - Equity Method and Joint Ventures (Topic 323). The amendments in ASU 2014-01 provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The amendments in ASU 2014-01 should be applied retrospectively to all periods presented and are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of ASU 2014-01 did not have a material impact on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08 - Presentation of financial statements (topic 205) and property, plant, and equipment (Topic 360). The amendments in ASU 2014-08 change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when some criteria occurs. Examples of a strategic shift that has (or will have) a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity. The amendments in ASU 2014-08 require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position. The amendments in ASU 2014-08 require additional disclosures about discontinued operations. The amendments in ASU 2014-08 are effective to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of ASU 2014-08, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of ASU 2014-17 is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in ASU 2014-17 are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of ASU 2014-17 did not have a material impact on our consolidated financial statements.

Recently issued US GAAP accounting standards

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

In August 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The amendments in ASU 2014-15 provide U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in ASU 2014-15 are effective for annual reporting periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-15 on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16 - Derivatives and hedging (Topic 815) - Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity. Certain classes of shares include features that entitle the holders to preferences and rights (such as conversion rights, redemption rights, voting powers, and liquidation and dividend payment preferences) over the other shareholders. Shares that include embedded derivative features are referred to as hybrid financial instruments, which must be separated from the host contract and accounted for as a derivative if certain criteria are met under

Subtopic 815-10. One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are “clearly and closely related” to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. Additionally, there is diversity in practice with respect to the consideration of redemption features in relation to other features when determining whether the nature of a host contract is more akin to debt or to equity. The amendments apply to all reporting entities that are issuers of, or investors in, hybrid financial instruments that are issued in the form of a share. The amendments in ASU 2014-16 are effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption, including adoption in an interim period, is permitted. The adoption of ASU 2014-16 is not expected to have a material impact on our consolidated financial statements.

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

In April 2015, the FASB issued ASU 2015-04 - Compensation - Retirement Benefits (Topic 715). For an entity with a fiscal year-end that does not coincide with a month-end, the amendments in ASU 2015-04 provide a practical expedient that permits the entity to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end and apply that practical expedient consistently from year to year. The practical expedient should be applied consistently to all plans if an entity has more than one plan. An entity is required to disclose the accounting policy election and the date used to measure defined benefit plan assets and obligations in accordance with the amendments in ASU 2015-04. The amendments in ASU 2015-04 are effective for public business entities for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2015-04 is not expected to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05 - Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in ASU 2015-05 provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, the amendments in ASU 2015-05 will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2015-05 is not expected to have a material impact on our consolidated financial statements.

In May 2015, the FASB issued ASU 2015-07: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Pursuant to the amendments in ASU 2015-07, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. The amendments in ASU 2015-07 are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2015-07 is not expected to have a material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11 - Simplifying the Measurement of Inventory. The amendments in ASU 2015-11 more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). An entity should measure inventory within the scope of ASU 2015-11 at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in ASU 2015-11 are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2015-11 is not expected to have a material impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. ASU 2015-15 implements SEC guidance pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. For public business entities, the amendments in ASU 2015-15 should be adopted concurrently with the adoption of ASU 2015-03. The adoption of ASU 2015-15 is not expected to have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in ASU 2015-16 require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in ASU 2015-16 require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. An entity should present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in ASU 2015-16 are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2015-16 is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 - Balance Sheet Classification of Deferred Taxes. To simplify the presentation of deferred income taxes, the amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in ASU 2015-17 apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in ASU 2015-17. The amendments in ASU 2015-17 will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. The adoption of the Update is not expected to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. For public business entities, the amendments in ASU 2016-01 are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2016-01 is not expected to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The FASB is issuing ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification and creating Topic 842, Leases. ASU 2016-02, along with IFRS 16, are the result of the FASB’s and the International Accounting Standards Board’s (IASB’s) efforts to meet that objective and improve financial reporting. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in ASU 2016-02 are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Earlier application is permitted. We are currently evaluating the impacts of the adoption of ASU 2016-02 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-06 - Contingent Put and Call Options in Debt Instruments. The amendments in ASU 2016-06 clarify what steps are required when assessing whether the economic characteristics and risks of call (put) options are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. For public business entities, the amendments in ASU 2016-06 are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2016-06 is not expected to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 - Simplifying the Transition to the Equity Method of Accounting. The amendments in ASU 2016-07 eliminate the requirement to retroactively adopt the equity method of accounting. For public business entities, the amendments in ASU 2016-07 are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2016-07 is not expected to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1. Identify the contract(s) with a customer; 2. Identify the performance obligations in the contract; 3. Determine the transaction price; 4. Allocate the transaction price to the performance obligations in the contract; and 5. Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in ASU 2016-08 do not change the core principle of the guidance. The amendments clarify the implementation guidance on principal versus agent considerations. For public business entities, the amendments in ASU 2016-08 affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in ASU 2016-08 are the same as the effective date and transition requirements of Update 2014-09. Earlier application is permitted. We are currently evaluating the impacts of the adoption of ASU 2016-08 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09 - Improvements to Employee Share-Based Payment Accounting. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2015, 2014 and 2013, we had 6, 10 and 10 employees engaged in research and development activities, respectively. Our research and development expenditures in 2015, 2014 and 2013 were immaterial.

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2013, 2014 and 2015, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

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

In 2015, the government announced the third phase of the program “Minha Casa, Minha Vida”. The program aims to reduce the housing deficit in Brazil, which as of 2014 was estimated to be 5.2 million houses. The program’s “MCMV I” and “MCMV II” phases call for total government investment of up to R$230 billion, to be made available through financing from the CEF and BB, and aim to build approximately 4.1 million houses for families with monthly incomes of up to ten times the minimum wage. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. On March 30, 2016, the Brazilian government launched “MCMVIII”, the third phase of the program, which aims to build approximately 2 million houses in the next three years, with a total investment of approximately R$210.6 billion. As of the date of this annual report, the Brazilian government has not released any further details regarding the implementation of the third phase of the program.

During 2015, the Company continued to evaluate the potential spin-off of the Gafisa and Tenda business units into two separate entities. During 2015, as part of the spin-off studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. As of the date of this annual report, we are also evaluating potential capital structure options for each of the Gafisa and Tenda business units should we conclude the potential spin-off, taking into account the business cycle of each business unit. In parallel, we continue to assess separation alternatives for the Gafisa and Tenda business units. As communicated in the material fact dated April 29, 2015, the spin-off studies are ongoing and will take longer to be concluded than had been initially expected. Accordingly, as of the date of this annual report, we cannot estimate when the potential spin-off of the Gafisa and Tenda business units may be concluded.

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

F. Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2015. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	1,292.9	672.4	619.5	1.0	—
Debentures	858.0	389.6	448.3	20.1	—
Interest (1)	355.1	198.0	143.6	13.5	—
Real estate development obligations (2)	1,247.5	909.9	337.0	0.6	—
Obligations for land purchase	570.1	321.6	235.4	13.1	—
Payables to venture partners (3)	4.9	3.8	1.1	—	—
Credit assignments	59.3	23.5	21.5	14.3	—
Obligations from operating leases	84.9	14.7	32.7	37.5	—
Other accounts payable	196.6	163.4	33.2	—	—
Total	4,669.3	2,696.9	1,872.3	100.1	—

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2015. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2015, the amount of “real estate development obligations” related to units launched but not sold was R$739.6 million.

(3)	Payables to venture partners accrue a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

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

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$100.3 million and R$142.7 million in current and non-current liabilities, respectively, as of December 31, 2015.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra(2)(3)	69	Chairman	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Guilherme Affonso Ferreira(2)(3)	65	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Maurício Marcellini Pereira(2)(3)	42	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Cláudio José Carvalho de Andrade(2)(3)	44	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018

Name	Age	Position	Election Date	Term of Office(1)
José Écio Pereira da Costa Junior(2)(3)	64	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Rodolpho Amboss(2)(3)	52	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Francisco Vidal Luna (2)(3)	69	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

(3)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Odair Garcia Senra. Mr. Garcia Senra is currently the chairman of our board of directors. He started as an intern at former Gomes de Almeida Fernandes and occupied positions in the Company as construction engineer, general manager of construction, construction officer, and institutional relations officer. Currently he also holds the following positions: member of the board of directors of Tenda; member of the board of directors of Alphaville Urbanismo S.A.; Officer of SECOVI SP – Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais de São Paulo, union for the companies involved in buying, selling and administrating Real Estate in São Paulo; Vice President of SINDUSCON SP – Sindicato da Indústria da Construção Civil do Estado de São Paulo, union for the construction companies in São Paulo; member of the board of directors of Instituto Mauá de Tecnologia, appointed as a representative of SINDUSCON SP; member of the Consulting Counsel of FIABCI/Brasil – Federação Internacional das Profissões Imobiliárias; and Officer of BRIO Investimentos Imobiliários S.A., a Real Estate asset management.

In the past 5 years, he has held, among others, the following positions: Operational Officer of Construtora Tenda S.A., and member of the board of directors of São Carlos Empreendimentos e Participações S.A., a company specialized in asset management of commercial Real Estate He holds a bachelor’s degree in civil engineering from the Civil Engineering School of Mauá and was also a professor at the Civil Engineering School of Mauá in 1972.

Guilherme Affonso Ferreira. Mr. Ferreira is currently a member of our board of directors and the CEO of Bahema Participações S.A., a financial investment company. Currently he also holds the following positions: member of the board of directors of Tenda, member of the board of directors and Finance and Strategic Committees of Petrobras S.A., an oil and gas company; member of the board of directors of SulAmérica S.A., an insurance company; member of the board of directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.; a company that specializes in payment facilitation program, system identification and telecommunication; member of the board of directors and Audit Committee of Arezzo Indústria e Comércio S.A., a shoes retailer; member of the board of directors of T$F Entretenimento S.A.; and member of the board of directors of Entidades Benemerentes, Instituto de Cidadania Empresarial, Esporte Solidário e AACD, all third sector entities. In the past 5 years he was also, among others, member of the following board of directors: Companhia Brasileira de Distribuição (Pão de Açucar), a retail company; Tavex Algodonera S.A., a textile company; Ideiasnet S.A., a technology, media and telecommunications company, Banco Indusval, a financial institution and B2W S.A., an electronic commerce company. He holds a production engineering degree from the University of São Paulo and a master’s degree in economics and political science from Macalester College.

Maurício Marcellini Pereira. Mr. Pereira is currently a member of our board of directors. Currently he is also a member of the board of directors of Tenda and Investment Officer of Fundação dos Economiários Federais – FUNCEF, a pension fund for the employees of Caixa Econômica Federal.

In the past 5 years he has held, among others, the following positions: Executive Officer of New Business of Caixa Participações S.A. – CAIXAPAR, a company specialized in strategic corporate stakes a member of the board of directors of Elo Serviços S.A., a debit and credit card administrator member of the board of directors of Telemar Participações S.A., a telecommunication company, member of the board of directors of Brasil Ferrovias S.A. and Ferronorte S.A., railway companies; and a member of the fiscal council of Tim Participações S.A., a telecom company. He holds a degree in business administration from Minas Gerais Federal University, an MBA in Finance from Ibmec Business School and is getting his master’s degree in pension economics from Brasília University (UnB).

Cláudio José Carvalho de Andrade. Mr. Andrade is currently a member of our board of directors, and partner of Polo Capital Gestão de Recursos and several other real estate asset and management companies that form part of the Polo group of companies. He is also member of the board of directors of Tenda and a member of the board of directors of Casa e Video Rio de Janeiro S.A., an electronic retail company.

In the past 5 years, he has held, among others, the following positions: member of the board of directors of Telefônica Data Holding, a telecommunication company alternate member of the fiscal councils of Banco Panamericano S.A., and Banco Sofisa S.A., both financial institutions, and alternate member of the fiscal council of Copel – Companhia Paranaense de Energia, an energy development company. He holds a degree in Business Administration from EAESP Getulio Vargas Foundation University.

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He also holds the following positions: member of the board of directors of Tenda and Princecampos Participações S.A., a public transportation company; alternate member of the board of directors and member of audit committee of Fibria S.A. and Votorantim Cimentos S.A.; member of the audit committee of Votorantim Metais S.A. and Citrosuco S.A.

He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., and in the past 5 years he has also been a member of BRMALLS S.A., a shopping mall management company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

Rodolpho Amboss. Mr. Amboss is a member of our board of directors. He also holds the following positions: member of the board of directors of Tenda; founding partner and managing director of Silverpeak Real Estate Partners LP, Real Estate asset management and fund; member of board of directors of BR Properties, a construction company specializing in industrial sheds and large commercial buildings He holds a degree in civil engineering from Rio de Janeiro Federal University and an MBA from the Booth School of Business of the University of Chicago.

Francisco Vidal Luna. Mr. Luna is a member of our board of directors and the board of directors of Tenda. He currently is on the board of directors of several Municipal owned or related companies and foundations, such as Sabesp, Desenvolve São Paulo, Museu da Língua Portuguesa, Museu do Futebol, Fundação Faculdade de Medicina – FFM and he has been member of Board of Directors of several others such as SP Urbanismo, SP Obras, SP Tur, SP Trans, CET and Prodam. In the past 5 years, he has also held, among others, the following positions: member of board of officers of Banco Tokyo-Mitsubishi UFJ do Brasil and a member of management of other banks, such as Banco InterAmerican Express (former Banco SRL), Banco Nossa Caixa Desenvolvimento and Banco Nacional de Desenvolvimento Econômico – BNDES. Mr. Luna has an economics degree and post-graduate degree from the University of São Paulo.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Sandro Rogério da Silva Gamba	40	Chief Executive Officer	May 05, 2014	May 04, 2017
Andre Bergstein	45	Chief Financial Officer and Investor Relations Officer	May 05, 2014	May 04, 2017
Luiz Carlos Siciliano	51	Operational Executive Officer	May 05, 2014	May 04, 2017
Octavio Marques Flores	41	Operational Executive Officer	May 05, 2014	May 04, 2017
Katia Varalla Levy	42	Operational Executive Officer	May 05, 2014	May 04, 2017

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

Katia Varalla Levy. Mrs. Levy is currently one of our operational executive officers, responsible internally for responsible internally for several development and construction departments. Mrs. Levy joined us in 1992 as intern, and in the last five years she served as product development manager and product development officer.

Our Relationship with our Executive Officers and Directors

As of December 31, 2015, our board of officers in the aggregate held 0.5% of our share capital and our board of directors in the aggregate held a 0.2% direct or indirect interest in our share capital. As of December 31, 2015, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2015, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

As of December 31, 2014, our board of officers in the aggregate held 0.4% of our share capital and our board of directors in the aggregate held a 0.2% direct or indirect interest in our share capital.

As of December 31, 2013, our board of officers in the aggregate held 0.3% of our share capital and our board of directors in the aggregate held less than a 0.1% direct or indirect interest in our share capital.

B.	Compensation

For each of 2015, 2014 and 2013

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2015, 2014 and 2013, the aggregate compensation we paid to the members of the board of directors was R$2.0 million, R$1.8 million and R$1.9 million, respectively, considering Gafisa and Tenda for the years ended December 31, 2015 and 2014 and Gafisa, Tenda and Alphaville for the year ended December 31, 2013.

For each of 2015, 2014 and 2013, the aggregate compensation we paid to the members of the fiscal council was R$255 thousand, R$244 thousand and R$55.3 thousand, respectively, considering Gafisa and Tenda for the years ended December 31, 2015 and 2014 and Gafisa, Tenda and Alphaville for the year ended December 31, 2013.

For each of 2015, 2014 and 2013, the aggregate compensation we paid to the executive officers was R$9.6 million (net of bonuses for Gafisa and Tenda executive officers), R$8.7 million (net of bonuses for Gafisa executive officers), and R$49.6 million, respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa and Tenda for the years ended December 31, 2015 and 2014 and Gafisa, Tenda and Alphaville for the year ended December 31, 2013.

Approximately 59% of the total compensation paid to Gafisa officers and 8% of the total compensation paid to Tenda officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2015, 2014 and 2013, R$3.2 million, R$3.4 million and R$4.7 million, respectively.

For each of 2015, 2014 and 2013, the individual compensation we paid to members of our board of directors (fixed compensation in 2013, fixed compensation in 2014 and fixed compensation in 2015), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	304,284	66,000	3,393,078
Annual lowest individual compensation (in R$)(2)	195,048	66,000	980,516
Annual average individual compensation (in R$)	241,863	66,000	2,128,272

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.67	3.00	5.17
Annual highest individual compensation (in R$)	308,868	63,500	3,732,593
Annual lowest individual compensation (in R$)(2)	185,778	63,500	2,691,098
Annual average individual compensation (in R$)	226,852	63,007	3,321,336

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2013	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.00	3.00	6.00
Annual highest individual compensation (in R$)	316,079	55,200	5,957,562
Annual lowest individual compensation (in R$)(2)	172,800	55,200	2,681,366
Annual average individual compensation (in R$)	210,992	55,200	3,632,792

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	10.00	3.00	10.33
Annual highest individual compensation (in R$)	126,254	38,400	1,969,515
Annual lowest individual compensation (in R$)(2)	100,000	9,456	47,892
Annual average individual compensation (in R$)	112,084	19,104	753,090

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	5.75	3.00	8.83
Annual highest individual compensation (in R$)	126,324	38,400	2,821,951
Annual lowest individual compensation (in R$)(2)	—	8,688	886,515
Annual average individual compensation (in R$)	126,324	13,829	924,046

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

2013	Board of Directors (3)	Fiscal Council	Executive Officers
Number of members(1)	4.00	3.00	8.58
Annual highest individual compensation (in R$)	—	38,400	3,763,649
Annual lowest individual compensation (in R$)(2)	—	8,136	524,867
Annual average individual compensation (in R$)	—	18,224	1,299,961

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

(3)	Members of the Board of Directors at Tenda were also Executive Officers at Gafisa and therefore received compensation for this position.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of four members: (1) Mr. Sandro Rogerio da Silva Gamba, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, (3) Mr. Luiz Carlos Siciliano, who is an operational executive officer, (4) Mr. Octavio Marques Flores, who is an operational executive officer, and (4) Mrs. Katia Varalla Levy, who is an operational executive officer.

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

Our fiscal council has three members (Olavo Fortes Campos Rodrigues Junior, Peter Edward Cortes Marsden Wilson and Laiza Fabiola Martins de Santa Rosa) and three alternates (Marcello Mascotto Iannalfo, Marcelo Martins Louro and Alessandro de Oliveira Nascimento).

We also have established a permanent audit committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Audit Committee

Our bylaws provide for an Audit Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Audit Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Audit Committee is currently comprised by Jose Ecio Pereira da Costa Junior, who is also the chairman, Maurício Marcellini Pereira and Francisco Vidal Luna,. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission.

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

Finance Executive Committee

Our directors have established a Finance Executive Committee composed by André Bergstein (also the Coordinator of the Committee), Sandro Rogério da Silva Gamba, and Gustavo Moscatelli. This committee, among others, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

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

Code of Business Conduct and Ethics

NYSE Rule 303A.10 provides that each U.S. listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or executive officers. We are required to have a Code of Business Conduct and Ethics under our bylaws and under the Listing Rules of the Novo Mercado. We have adopted such a Code on July 10, 2007 and the last review of the Code was approved on July 17, 2014. See “Item 16B. Code of Business Conduct and Ethics.”

D.	Employees

As of December 31, 2015, we had 2,350 employees at Gafisa Group across the following states:

States	Number of Employees
Bahia	236
Distrito Federal	1
Goiás	2
Maranhão	2
Minas Gerais	116
Pará	30
Paraná	3
Pernambuco	130
Rio de Janeiro	355

Rio Grande do Sul	135
São Paulo	1,340
Total	2,350

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2015	1,297	499	167	387	2,350
2014	1,134	527	191	310	2,162
2013(1)	2,008	722	404	212	3,346
2012	2,551	811	395	267	4,024
2011	3,459	695	301	332	4,787

Note:	The numbers presented in the tables above for the year of 2013 refer to the employees of Gafisa Group (Gafisa’s Business Unit, Tenda’s Business Unit, Alphaville’s Business Unit as well as the corporate areas, including the shared services center).

(1)	Total number includes 529 Alphaville’s employees, of which 290 are allocated in Operations, 95 in Administration and Finance, 135 in Business Development and 9 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 6,481 outsourced professionals are providing services to Gafisa and Tenda across the following regions:

Region	Outsourced Professionals
North/Central West	-
Northeast	740
South	142
Southeast	5,599
Total	6,481

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2015, establishing a salary adjustment of between 6% (administrative areas) and 8% (operations) as of May 2015. This collective bargaining agreement became effective in May 2015 and will expire in April 2016. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in May 2015, establishing a salary adjustment of 7% as of March 2015. This collective bargaining agreement became effective in March 2015 and will expire in February 2016.

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

E. Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.635% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2015, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Sandro Rogério da Silva Gamba	Chief Executive Officer	742,326
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	554,831
Luiz Carlos Siciliano	Officer	296,683
Cláudio José Carvalho de Andrade	Director	349,000
Odair Garcia Senra	Director	243,505
Katia Varalla Ley	Officer	139,778
Octavio Marques Flores	Officer	73,502
Guilherme Affonso Ferreira	Director	102
José Écio Pereira da Costa Junior	Director	2
Francisco Vidal Lunda	Director	0
Maurício Marcellini Pereira	Director	0
Rodolpho Amboss	Director	0
Total		2,399,729

Stock Option Plans

Gafisa’s stock option plans seek to: (1) encourage our expansion and success by allowing our executives and key employees to acquire shares of our capital stock in order to encourage their integration with the company; (2) allow us to obtain and retain the services of executives and key employees by offering them the benefit of becoming one of our shareholders; and (3) align the interests of our executives and key employees with the interests of our shareholders.

Tenda’s stock option plans seek to: (1) allow Tenda to hire and retain the services of executives and key employees by offering them the benefit of becoming one of our shareholders; and (2) align the interests of Tenda executives and key employees with the interests of our shareholders.

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

As of December 31, 2015, all active stock option Programs follow the Plan approved in 2008.

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

As of December 31, 2015, 3,560,000 options to purchase shares of our common shares have been granted to executive officers pursuant to this program. Out of the amount granted, 2,141,372 have been acquired or expired pursuant to such program.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this second program, according to the terms and conditions set forth in such second program, and to lapse one year from the grant date.

As of December 31, 2015, options to purchase 4,079,048 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 3,005,532 “B” options. Out of the total options granted, 3,564,698 have been acquired or expired pursuant to such second program.

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

As of December 31, 2015, 1,370,037 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement and none has been acquired. Out of the amount granted, 692,099 have been expired pursuant to such agreements.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.01 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in this second program, and to lapse one year from the grant date.

As of December 31, 2015, options to purchase 4,013,590 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 2,928,810 “B” options. Out of the total options granted, 2,521,091 have been acquired or expired pursuant to such second program.

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

As of the date of this annual report, options to purchase 4,361,763 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 1,680,670 “B” options. Out of the total options granted, none have been acquired. Out of the amount granted, 289,000 have been cancelled pursuant to such agreements, in connection with an executive that is no longer employed by us.

2015 Programs

One stock option program was approved in 2015 for executives and key employees.

This program is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, options to purchase 3,567,201 shares of our common shares have been granted to employees and executives pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

In addition to the above stock option program, the board of directors approved a “Phantom Shares” program, payable in cash in accordance with the amount of options exercisable by the executives and key employees during the exercise period under 2015 stock option program.

Tenda programs

2014 Programs

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

As of the date of this annual report, options to purchase 42,259,687 shares of Tenda’s common shares have been granted to employees and executives pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

Active Programs	Number of Stock Options granted	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report	Exercise Price per Stock Option	Expiration
August 2012 (Standard SOP) (1)	3,560,000	1,418,628	R$2.73	August 2025
August 2012 (Restricted Type B) (1)	3,005,532	514,350	R$0.01	August 2016
May 2013 (Standard SOP) (1)	1,370,037	677,938	R$3.66	May 2017
May 2013 (Restricted Type B) (1)	2,928,810	1,492,499	R$0.01	May 2017
March 2014 (Restricted Type A) (1)	2,681,093	2,456,093	R$3.13	March 2020
March 2014 (Restricted Type B) (1)	1,680,670	1,616,670	R$0.01	March 2020
August 2014 (Standard SOP) (Tenda)	42,259,687	42,259,687	R$0.77	March 2024
April 2015 (Standard SOP) (Gafisa)	3,567,201	3,567,201	R$2.24	April 2021
Total		54,003,066

(1)	Options unvested or vested and not yet exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholders held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
Polo Capital Gestão de Recursos Ltda. And Polo Capital Internacional Gestão de Recursos Ltda	69,108,486	18.28
Fundação dos Economiarios Federais (“FUNCEF”)	23,835,800	6.30
Pátria Investimentos Ltda.	21,171,700	5.60
Public Float	253,365,419	67.02
Treasury shares	10,584,757	2.80
Total	378,066,162	100.0

We had a total of 91 record shareholders located in the United States, 75% of which hold shares traded at BM&FBOVESPA and 25% of which hold ADSs traded on the NYSE. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. As of December 31, 2015, 2014 and 2013, we had current accounts receivable from related parties related to real estate ventures of R$95.1 million, R$142.7 million and R$82.5 million, respectively, and we had current accounts payable from related parties related to real estate ventures of R$87.1 million, R$156.5 million and R$133.7 million, respectively.

As of and for the years ended December 31, 2015, 2014 and 2013, we have not entered into any loan or other type of financing agreement with our directors or executive officers.

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

Civil Claims

As of December 31, 2015, we were a party to 5,271 civil actions, totaling R$611 million. Of these actions, we were the plaintiff in 316 actions and the defendant in 4,955 actions, with aggregate amounts of R$157 million and R$454 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2015, the provisions related to civil claims include R$42 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$44.1 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favourable and unfavourable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2015, the provision for our civil claims amounted to R$119 million.

Environmental Claims

As of December 31, 2015, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

In Case No. 0022897-84.2010.4.03.6100, federal prosecutors (Ministério Público Federal) argue that due to restrictions on urban and landscape rights, the approval of the Paulista Corporate Building project would have been unduly issued by the authorities. The value attributed to the case by federal prosecutors was R$320.0 million. This process was intended to prevent the conclusion of construction, but the judiciary, according to our defense, denied the request and the building has already been finalized. An appeal was filed by the federal prosecutors. The court hearing the appeal ruled in favor of the Company, and the claim was subsequently extinguished and filed.

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

As of December 31, 2015, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2015, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$80 million. As of December 31, 2015, the provision for tax liabilities amounted to R$0.2 million. In addition, we have deposited R$14.7 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

In September 2015, the Company adhered to the Tax Refinance program (REFIS), originally introduced by Law No. 11,941/2009 and reopened by virtue of Law No. 12,996/2014, which provided new conditions for lump sum or installment payment of tax-related debits with the Federal Revenue Service or the Office of Attorney-General of the National Treasury. The Company opted to pay the tax debits of certain SPEs which it controls in monthly installments of R$6,291.

Alphaville is a party to legal and administrative claims related to Federal VAT (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under leasing agreements without purchase options. The likelihood of loss in the ICMS case is rated by legal counsel as remote. According to the negotiation of the sale of controlling interest of 70% in Alphaville, it was agreed in the purchase and sale contract that Gafisa is responsible in the event of an unfavorable decision.

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

Labor Claims

As of December 31, 2015, we were a defendant in 2,746 labor claims resulting from our ordinary course of business, of which approximately 82% were filed by outsourced workers and approximately 13% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2015, the total value involved in the labor claims filed against us was approximately R$125 million. As of December 31, 2015, the provision for labor claims amounted to R$63 million.

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

We have adopted certain measures to audit third party contractors. The objective of these measures is to evaluate compliance by third party contractors with labor obligations to their employees. We believe this will help us minimize the risks of potential labor liabilities.

Arbitration

We are also involved in 5 arbitrations proceedings: 4 of them by partners seeking to discuss and terminate the partnership to develop a few real estate projects and 1 of them commenced by us against a partner seeking to discuss damages suffered in connection with the development of certain real estate projects.

As of December 31, 2015, we have made no provisions for arbitration claims.

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

The CVM letters listed above led to administrative proceeding “Processo Administrativo Sancionador Nº RJ2014-9034” involving Wilson Amaral de Oliveira and Alceu Duilio Calciolari, former executive officers of the Company, and André Bergstein, current chief financial officer of the Company. The former executive officers presented their defense to the alleged facts on December 8, 2014, regarding the lack of disclosure of some control deficiencies. This administrative proceeding is pending judgment by the CVM.

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

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

•	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2015, our legal reserve amounted to R$35.3 million.

•	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This statutory reserve is established in accordance with our bylaws as an “investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2015, our statutory reserve amounted to R$268.7 million

•	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2015, there was no amount allocated to a contingency reserve.

•	Unrealized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the unrealized profit reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2015, there was no amount allocated to an unrealized profit reserve.

•	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2015, there was no amount allocated to our retained earnings reserve.

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

For accounting purposes, although the interest should be reflected in the statement of operations for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Any payment of interest with respect to the common shares is subject to withholding income tax at the rate of 15% or 25% if a holder that is not domiciled in Brazil for purposes of Brazilian taxation is domiciled in a country or location defined as a “tax favorable jurisdiction.” The definition of “tax favorable jurisdiction” includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the ultimate beneficiary of earnings that are attributed to non-residents. On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains” below for a discussion that the definition of “tax favorable jurisdiction” may be broadened by an interpretation of Law No. 11,727.

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

On December 20, 2013, we approved the distribution of interest on equity, charging the account of net income for the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deducted from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation No. 207/96, in the gross amount of R$130.2 million, corresponding to R$0.3111 per outstanding share.

On April 25, 2014, we approved the payment of dividends in the total amount of R$32.9 million, or R$0.082 per share (excluding treasury shares) for fiscal year 2013. The dividends were distributed on December 11, 2014, as approved by a meeting of the board of directors held on December 1, 2014.

On April 25, 2014, we approved the distribution of interest on equity, charging the account of net income for the current fiscal year, according to the extraordinary balance sheet of December 3, 2013 and deducted from the mandatory minimum dividends of 2013 fiscal year, as set forth on §7, Article 9, Law 9,249/95 and CVM Deliberation No. 207/96, in the gross amount of R$130.2 million, corresponding to R$0.3111 per outstanding share. The interest on equity was distributed on December 11, 2014, as approved by a meeting of the board of directors held on December 1, 2014.

In 2015, we did not distribute any dividends related to fiscal year 2014.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2011	12.25	4.10	3,548,148	15.17	4.30	8,082,453
December 31, 2012	5.47	2.09	2,911,582	6.78	2.05	14,660,144
December 31, 2013	5.13	2.22	1,853,011	5.23	2.62	10,648,389
December 31, 2014	3.58	1.33	1,184,125	3.90	1.86	5,990,816
December 31, 2015	1.89	0.88	483,148	2.95	1.78	3,784,043
Quarter
First quarter 2014	3.20	2.38	1,419,632	3.72	2.81	8,831,330
Second quarter 2014	3.58	2.82	1,047,098	3.90	3.12	5,831,732
Third quarter 2014	3.30	2.20	1,269,670	3.70	2.72	3,895,209
Fourth quarter 2014	2.57	1.33	1,008,996	3.14	1.86	5,547,077
First quarter 2015	1.70	1.07	753,723	2.35	1.78	4,547,867
Second quarter 2015	1.89	1.30	507,015	2.95	2.15	3,607,857
Third quarter 2015	1.70	0.88	441,346	2.73	1.91	3,995,428
Fourth quarter 2015	1.43	0.93	243,567	2.80	1.95	2,961,135
Month
October 2015	1.34	0.93	236,268	2.70	1.95	3,886,667
November 2015	1.43	1.22	217,566	2.80	2.46	2,560,605
December 2015	1.38	1.08	274,502	2.63	2.28	2,369,830
January 2016	1.17	0.95	196,819	2.42	2.07	2,553,347
February 2016	1.30	1.06	117,989	2.71	2.23	2,285,963
March 2016	1.53	1.23	270,017	2.99	2.38	3,022,514
April 2016 (through April 26, 2016)	1.52	1.23	217,405	2.82	2.38	2,550,431

(1)	Average number of shares traded per day.

In September 2007, we joined the BM&FBOVESPA Index, or “IBM&FBOVESPA,” the main indicator of the Brazilian stock market’s average performance. We are part of the IBrX-100, an index measuring the total return on a theoretical portfolio composed of 100 stocks selected among BM&FBOVESPA’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity. Prior to joining the indices, we traded at a daily average of R$38.1 million (or 1.3 million shares), and after joining the indices, trading in our shares increased to a daily average of R$57.1 million (or 11.3 million shares). We are also part of the following indices of the Brazilian stock market:

•	IbrA: This index comprises all stocks actively traded on the cash market operated by BM&FBOVESPA that have a certain minimum liquidity and active trading criteria;

•	IMOB: The IMOB is a real estate sector index covering BM&FBOVESPA’s most actively traded securities;

•	IGCX: The IGCX comprises all stocks trading on the Novo Mercado and Levels 1 and 2 of the BM&FBOVESPA;

•	IGCT: The stocks that comprise this index are selected as constituents of the Special Corporate Governance Equity Index (IGC) to the extent they meet certain additional membership criteria;

•	IGC-NM: This index comprises stocks listed for trading on the Novo Mercado segment of the BM&FBOVESPA;

•	ITAG: This index comprises stocks which give minority shareholders enhanced tag-along rights protection in addition to the protection required by law in the event of a change of control;

•	SMLL: This index comprises small capitalization stocks; and

•	IDIV: This index comprises higher dividend-yielding stocks.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the BM&FBOVESPA, including the Novo Mercado, Bovespa Mais, Bovespa Mais Nível 2 and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on the BM&FBOVESPA, including the Novo Mercado, Bovespa Mais, Bovespa Mais Nível 2 and Level 1 and Level 2 companies, are traded together.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$489.7 billion as of December 31, 2015 and an average daily trading volume of US$2.1 billion for 2015. In comparison, the NYSE had a market capitalization of US$18.4 trillion as of December 31, 2015 and an average daily trading volume of approximately US$44.1 billion for 2015. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Investment in Our Common Shares by Non-Residents of Brazil

Portfolio Investment

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the BM&FBOVESPA, provided that they comply with the registration requirements set forth in (i) CVM Instruction No. 560, published on March 25, 2015, which revoked CVM Instruction No. 325 and (ii) Resolution No. 4,373 of September 29, 2014 (“Resolution No. 4,373”).

With certain exceptions, Resolution No. 4,373/14 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, futures or organized over-the-counter market authorized by the CVM. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our common shares are made through the foreign exchange market. See “Item 10. Additional Information—D. Exchange Controls.”

In order to become a Resolution No. 4,373/14 investor, an investor residing outside Brazil must:

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

Securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373/14 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions carried out in the Brazilian stock exchanges or in organized over-the-counter markets licensed by the CVM. Therefore, as a general rule, no private sale of securities and other financial assets held by foreign investors pursuant to Resolution No. 4,373/14 are permitted.

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

Depositary Receipts

Resolution No. 4,373/14, which revoked Resolutions No. 1,927/92 and 3,845/10 of the CMN, regulates the issuance of depositary receipts in foreign markets in connection with shares of Brazilian issuers. Our ADSs program was approved by the CVM on March 8, 2007.

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder may (1) sell the common shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of the exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No.4,373/14, subject to simultaneous foreign exchange transactions (without actual inflow or outflow of funds); or (3) convert its investment into a foreign direct investment under Law No. 4,131/62, subject to simultaneous foreign exchange transactions.

If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 4,373/14 or a foreign direct investment under Law No. 4,131/62, it should first comply with such regulations, obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for common shares and of executing the simultaneous foreign exchange agreements.

The custodian is permitted to update the depositary’s electronic registration to reflect conversions of foreign portfolio investments under Resolution No. 4,373/14 into ADSs. If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to execute simultaneous foreign exchange transactions and to present to the custodian evidence of payment of the applicable taxes. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our common shares in Brazil.

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

Issued Share Capital

As of December 31, 2015, our share capital was R$2,740,661,187.74, all of which was fully subscribed and paid-in. Our share capital is comprised of 378,066,162 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of BM&FBOVESPA shall keep its listed company register with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were revised in 2011 and the new rules are in full force and effect since May 10, 2011. By June 9, 2011, we had already adapted our bylaws to the new rules of the Novo Mercado.

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

Policy for the Trading of Our Securities

On, August 10, 2015, our board of directors approved the second amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy passed on July 15, 2009, which establishes the following procedures regarding the policy for the trading of our securities:

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

On the same date, the Board of Directors of Gafisa approved the repurchase of its common shares to be kept in treasury and future cancellation or disposal up to 27,000,000, which corresponded to 10% of the then outstanding common shares.

On March 3, 2016, the Board of Directors of Gafisa approved the closing of the repurchase of shares program as approved on February 2, 2015. During the course of this program, we purchased 1,000,000 of Gafisa’s common shares to be kept in treasury and future disposal.

On the same date, the Board of Directors of Gafisa approved the creation of a repurchase program of its common shares to be kept in treasury and future cancellation or disposal up to 8,198,565 common shares, which corresponded to 5% of the then outstanding common shares. The objective of this program is to acquire shares in order to effectively use the Company’s available funds, aiming at medium-term and long-term profitability. Additionally, a portion of the shares to be acquired might be reserved for the exercise of options and/or shares to be granted in the Stock Option Plan previously approved by the Company’s shareholders at the Company’s general meeting. The purchase of shares by Gafisa under this program was conditioned on the maintenance of Gafisa’s consolidated net debt to equity ratio at or below 60%. This program ends on September 2, 2017.

On March 3, 2016, the Board of Directors of Gafisa approved the creation of a repurchase program of its common shares, up to a maximum of 8.2 million common shares which, when added to the 10.6 million shares currently kept in treasury, correspond to 5% of the total common shares issued by the Company. The objective of this program is to acquire shares in order to effectively use the Company’s available funds, aiming at medium-term and long-term profitability. Additionally, a portion of the shares to be acquired might be reserved for the exercise of options and/or shares to be granted in the Stock Option Plan previously approved by the Company’s shareholders at the Company’s general meeting. The purchase of shares by Gafisa under this program is conditioned on the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60% at the time of the shares’ purchase. This program ends on September 2, 2017

Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction.

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

As of September 2015, pursuant to changes introduced by CVM Rule No. 568/15 to CVM Rule No. 358/02, we are required to disclose to the CVM and to the BM&FBOVESPA the total amount and the characteristics of securities issued by us, which are held by us or any of our affiliates, as well as any change in such investments, within 10 days after the end of the month in which the relevant securities were traded.

In addition, CVM Rule No. 568/15 also amended CVM Rule No. 358/02 regarding, among other things, (1) the change in the form of calculation of trades of relevant equity interests to determine when a disclosure obligation of those trades is triggered, and (2) the regulation of individual investment plans, as described below.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5% of our shares, must provide to us, and we shall transmit to the CVM and the BM&FBOVESPA, the following information:

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

Finally, pursuant to the individual investment plans introduced by CVM Rule No. 568/15, direct or indirect controlling shareholders, members of any statutory governing bodies of a publicly-held corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are now allowed, subject to certain requirements, to trade in the company’s shares in certain periods during which such trading would otherwise be prohibited.

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

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as our company, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to income withholding tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income withholding tax at varying rates, according to the tax legislation applicable to each corresponding year. We generally expect to pay dividends from profits generated after January 1, 1996. Dividends paid by us based on 2014 calendar year profits may be subject to withholding tax, which, if due, will be borne by us. See “—New Tax Regime Created by Law No. 12,973” for further information.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as our company, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, to the extent the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate (“TJLP”), as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to income withholding tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a “tax favorable jurisdiction.” The definition of a “tax favorable jurisdiction” includes countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) where local laws do not allow access to information related to shareholder composition, ownership of investments or the identity of the beneficial owners of earnings that are attributed to non-residents.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. Please refer to “Tax Favorable Jurisdictions and Low or Nil Tax Jurisdictions”. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

There are ongoing discussions in Congress regarding possible changes to the rate of withholding applied to interest on shareholders’ equity and to the deductibility limit. In particular, in 2015, Provisional Measure No. 694 was published seeking to change some of these tax rules, but it has not entered into force. There is no assurance that the same tax treatment for interest on shareholders’ equity will continue to be applied in the future.

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

Any other gains recognized on a disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Resident Holder residing in a Low or Nil Tax Jurisdiction or where the local legislation does not allow access to information related to the shareholder composition of legal entities, to their ownership or to the identity of the beneficial owner of the income attributed to non-residents. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares (or ADSs, should they be deemed to be “assets located in Brazil”) or a capital reduction by a Brazilian corporation, such as our company, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

Any exercise of preemptive rights relating to the common shares or ADSs will not be subject to Brazilian income tax. Gains realized by a Non-Resident Holder on the disposition of preemptive rights relating to the common shares (or ADSs, should they be deemed to be “assets located in Brazil”) will be subject to Brazilian income tax according to the same rules applicable to the sale or disposition of common shares.

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for the underlying common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank and as long as ADSs are not deemed to be “assets located in Brazil.”

The deposit of common shares by Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Resident Holder that is a 4,373 Holder and is not a resident in a “tax favorable jurisdiction.”

There can be no assurance that the current favorable treatment of 4,373 Holders will continue in the future.

On March 16, 2016, Provisional Measure No. 692 was converted into Law 13,259/16, increasing tax rates on capital gains earned by Brazilian individuals and certain legal entities. Even though the law is not very clear on this respect, the new rates should apply as from 2017 as follows: (i) 15% on the capital gain not exceeding R$5,000,000; (ii) 17.5% on the capital gain amount which varies from R$5,000,000 and R$10,000,000; (iii) 20% on the capital gain amount which varies from R$10,000,000 and R$30,000,000; and (iv) 22.5% on the capital gain which exceeds R$ 30,000,000. The new rates should also apply to Non-Resident Holders depending on their type of investment, jurisdiction and the sale transaction, to be determined on a case by case basis.

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

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. This rule also applies for purposes of the definition of “privileged tax regimes”. However, this rule is not relevant for the definition of Low or Nil Tax Jurisdictions. In any event, differing interpretations by the tax authorities in the application of this rule to the definition of Low or Nil Tax Jurisdictions may result in a lower number of jurisdictions being characterized as Low or Nil Tax Jurisdictions. Furthermore, Normative Instruction No. 1,530/14 provides that compliance with such standards requires: (a) the signing of or the completion of negotiations for a treaty or agreement allowing the exchange of information related to the identification of income beneficiaries, shareholding structure, ownership of goods or rights, or economic transactions that are carried out; and (b) a commitment to the criteria set out in international anti-tax evasion forums of which Brazil is a member.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions (“IOF/Exchange Tax”) on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 4,373 Holders is currently subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 4,373 Holders with respect to investments on the Brazilian financial and capital markets.

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

As from December 24, 2013, the rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is zero percent. If the transfer of shares with such characteristics was carried out before December 24, 2013, a rate of 1.5% was applied on the product of (a) the number of shares which were transferred, multiplied by (b) the closing price for those shares on the date prior to the transfer or, if such closing price was not available on that date, the last available closing price for those shares, or, in case of a public offer, the price defined in the bookbuilding process. The person responsible for paying the IOF/Bonds Tax was (a) the financial institution that acts as custodian of the shares in Brazil, or (b) in case of public offers, the leading bookrunner.

The Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day on the transaction amount, but only in respect of future transactions.

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

Provisional Measure 627/2013 was converted into Law No. 12,973, enacted on May 13, 2014 (“Law 12,973/14”), which revoked the RTT and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS). According to Law 12,973/14, companies that elected to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 would not be subject to taxation under NI 1,397/2013 on their dividend distributions based on 2014 profits. During 2014, we analyzed the potential impact of the new rules on our consolidated financial statements and internal controls structure. Based on our analysis, we concluded that the new rules would not have a material impact on how we account for taxes and we did not elect to adopt the tax regime set forth by Law 12,973/14 for the 2014 calendar year. Companies that did not elect to be taxed under the new regime on January 1, 2014, like ourselves, might be subject to withholding income tax on a part of the dividend distributions based on 2014 profits, according to the rules set forth under NI 1,397/2013. To the extent dividends paid by us are based on 2014 profits, any tax liabilities will be borne by us.

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

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States, such as the NYSE, where our ADSs are traded. You should consult your tax adviser to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution, and any amounts the Company paid on your behalf with respect to withholding for Brazilian taxes on distributions based on our 2014 profits, as discussed in “—Brazilian Tax Considerations—New Tax Regime Created by Law No. 12,973”. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See also “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions.”

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits must apply to all taxes paid or accrued in the taxable year to foreign countries and possessions of the United States.

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

Other Brazilian Taxes

The Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the treatment of these taxes for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

The Company believes that it was not a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes for its 2015 taxable year. However, because PFIC status depends on the composition of a company’s income and assets and the market value of its assets from time to time, which may be determined in part by reference to the market value of the Company’s stock, there can be no assurance that the Company will not be a

PFIC for any taxable year. If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file IRS Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

Certain U.S. Holders who are individuals (and certain entities that are formed or availed of for purposes of holding certain foreign financial assets) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs. You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2015:

	As of December 31, 2015
	Expected Maturity Date
	Total	2016	2017	2018	2019 and later	Principal Index(1)	Fair Value
	(in millions of reais)
Liabilities:
Loans, financing and debentures:
Debentures	858.0	389.6	344.7	83.5	40.2	CDI/TR	828.4
Average interest rate	13.49%	14.52%	15.64%	15.99%	16.04%	—	—
Loans and financing (working capital)	131.2	102.8	25.1	2.2	1.1	CDI	129.8
Average interest rate	14.81%	15.86%	16.99%	17.35%	17.40%	—	—
Loans and financing — SFH	1,161.7	569.6	415.3	164.8	12.0	TR	1,107.5
Average interest rate	14.30%	14.91%	15.67%	15.98%	16.10%	—	—
Total loans, financing and debentures	2,150.9	1,062.0	785.1	250.5	53.3	TR/CDI	2,065.7
Derivative financial instruments	21.7	14.1	12.3	2.0	(6.7)	CDI	21.7
Obligation to venture partner	4.9	3.8	1.1	—	—	CDI	5.5
Real estate development obligations(2)	1,247.5	909.9	337	0.6	—	—	1,247.5
Obligations for purchase of land	570.1	321.6	225.2	10.2	13.1		570.5
Total	3,995.1	2,311.4	1.360.7	263.3	59.7	—	3,910.9
Assets:
Cash and cash equivalent	82.6	82.6	—	—	—	—	—
Marketable securities (current and non-current)	629.7	629.7	—	—	—	—	—
Receivables from clients	1,802.4	1,395.3	268.2	66.8	72.1	—	—
Receivables from clients (2)	793.0	613.9	105.2	35.6	38.3	—	—
Total client receivables	2,595.4	2,009.2	373.4	102.4	110.4	—	—
Total	3,307.7	2,721.5	373.4	102.4	110.4	—	—

(1)	See notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2015, the annualized index was 13.2% for CDI, 2.6% for TR, 7.5% for INCC and 10.5% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

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

Foreign Exchange Rate

During 2015, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2015, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave.- New York - NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2015, we received from the depositary of our ADSs US$1.6 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

Management assessed the effectiveness of the Registrant‘s internal controls over financial reporting as of December 31, 2015. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2015, the Company’s internal controls over financial reporting are effective based on those criteria.

(c)	Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2015 has been audited by KPMG Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-2 and F-3.

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

The Audit Committee convened 10 times in 2015. The Audit Committee currently comprises Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna, each of whom is a director of our company. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Maurício Marcellini Pereira and Francisco Vidal Luna, are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Jose Ecio Pereira da Costa Junior is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

The Code was reviewed in July 2014. The objective of the review was to (1) update the message of our CEO to our employees regarding our vision, mission and organizational culture, encouraging ethical conduct and a commitment to compliance with the law, (2) reinforce the Company’s message of ethical principles and practices to our employees and to those conducting business on our behalf in order to protect our integrity.

The Code can be obtained from our website (www.gafisa.com.br) or free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 682 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

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

In December 2015, Tenda adopted its own Code of Business Conduct and Ethics, which conserves the core values of the Gafisa code, adapting them to the lower income market, as well as aligning the new text to Tenda’s vision, mission and organizational culture.

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

The following table describes the total amount billed to us by KPMG Auditores Independentes (“KPMG”) for services performed in 2015 and 2014, respectively, and the remuneration for these services in each year.

	2015	2014
	(in thousands of reais)
Audit fees (1)	4,373	3,914
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	4,373	3,914

(1)	“Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by KPMG during 2015 or 2014.

(3)	There were no “Tax fees” billed by KPMG during 2015 or 2014.

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

Date: April 27, 2016

Consolidated Financial Statements

Gafisa S.A.

December 31, 2015

and Report of Independent Registered Public Accounting Firm

Gafisa S.A.

Consolidated Financial Statements

December 31, 2015

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (2013 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2015.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil
April 27, 2016

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Gafisa S.A.

We have audited the accompanying consolidated balance sheets of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, cash flows and value added for each of the years in the three year period ended December 31, 2015. We also have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” under item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations, their cash flows and their value added for each of the years in the three-years period ended on December 31, 2015, in conformity with accounting practices adopted in Brazil applicable to real estate development entities. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accounting practices adopted in Brazil applicable to real estate development entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

São Paulo - Brazil
April 27, 2016

/s/ KPMG Auditores Independentes

Gafisa S.A.

Consolidated balance sheets

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

	Note	2015	2014

Current assets
Cash and cash equivalents	4.1	82,640	109,895
Short-term investments	4.2	629,671	1,047,359
Trade accounts receivable	5	1,395,273	1,440,498
Properties for sale	6	1,880,377	1,695,817
Receivables from related parties	21.1	95,118	142,732
Prepaid expenses	-	7,171	15,442
Other assets	7	120,657	128,905
Assets held for sale	8	105,857	110,563
Total current assets		4,316,764	4,691,211

Non-current assets
Trade accounts receivable	5	407,091	384,821
Properties for sale	6	750,240	816,525
Receivables from related parties	21.1	109,193	107,067
Other assets	7	82,880	112,241
		1,349,404	1,420,654

Investments	9	967,646	968,393
Property and equipment	10	49,176	48,691
Intangible assets	11	77,342	76,903
		1,094,164	1,093,987

Total non-current assets		2,443,568	2,514,641

Total assets		6,760,332	7,205,852

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets

Years ended December 31, 2015 and 2014

(In thousands of Brazilian Reais)

	Note	2015	2014

Current liabilities
Loans and financing	12	672,365	550,058
Debentures	13	389,621	504,387
Payable for purchase of properties and advances from customers	17	361,420	490,605
Payables for goods and service suppliers	-	57,335	95,131
Taxes and contributions	-	102,057	114,424
Salaries, payroll charges and profit sharing	-	60,102	65,039
Minimum mandatory dividends	-	17,682	-
Provision for legal claims and commitments	16	100,312	103,034
Obligations assumed on the assignment of receivables	14	23,482	24,135
Payables to related parties	21.1	87,100	156,503
Derivative financial instruments	20.i.b	14,056	3,340
Other payables	15	163,437	164,213
Total current liabilities		2,048,969	2,270,869

Non-current
Loans and financing	12	620,470	847,367
Debentures	13	468,337	684,712
Payables for purchase of properties and advances from customers	17	248,514	101,137
Deferred income tax and social contribution	19	16,489	34,740
Provision for legal claims and commitments	16	142,670	136,540
Obligations assumed on the assignment of receivables	14	35,811	31,994
Payables to related parties	21.1	41,002	-
Derivative financial instruments	20.i.b	7,618	4,833
Other payables	15	33,216	35,257
Total non-current liabilities		1,614,127	1,876,580

Equity
Capital	18.1	2,740,662	2,740,662
Treasury shares	18.1	(25,980)	(79,059)
Capital reserves and reserve for granting stock options	-	76,834	69,897
Income reserve	-	303,975	323,845
Equity attributable to shareholders of Gafisa		3,095,491	3,055,345
Equity attributable to non-controlling interest		1,745	3,058
Total equity		3,097,236	3,058,403
Total liabilities and equity		6,760,332	7,205,852

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of profit or loss

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except as stated otherwise)

	Note	2015	2014	2013
Continuing operations
Net operating revenue	22	2,294,319	2,150,998	2,481,211

Operating costs
Real estate development and sales of properties	23	(1,667,505)	(1,609,246)	(1,863,766)

Gross profit		626,814	541,752	617,445

Operating (expenses) income
Selling expenses	23	(163,260)	(148,041)	(215,649)
General and administrative expenses	23	(181,413)	(211,906)	(234,023)
Income from equity method investments	9	41,766	19,263	7,370
Remeasurement of investment in associate			-	375,853
Depreciation and amortization	10 and 11	(47,420)	(79,251)	(63,014)
Provision for legal claims		(118,449)	(113,064)	(78,402)
Other income (expenses), net	23	(41,752)	(28,285)	(7,709)

Income (loss) before financial income and expenses and income tax and social contribution		116,286	(19,532)	401,871

Financial expenses	24	(162,258)	(165,712)	(243,586)
Financial income	24	124,131	156,794	81,083

Income (loss) before income tax and social contribution		78,159	(28,450)	239,368

Current income tax and social contribution		(24,598)	(33,330)	(23,690)
Deferred income tax and social contribution		17,418	18,055	20,878

Total Income tax and social contribution	19.i	(7,180)	(15,275)	(2,812)

Net income (loss) from continuing operations		70,979	(43,725)	236,556

Net income from discontinued operations			-	631,122

Net income (loss) for the year		70,979	(43,725)	867,678

(-) Attributable to:
Non-controlling interests		(3,470)	(1,176)	235
Shareholders of Gafisa		74,449	(42,549)	867,443

Weighted average number of shares (in thousands)		367,572	401,905	426,300

Basic earning (loss) per thousand weighted average number of shares - In Reais		0.2025	(0.1059)	2.0348
From continuing operations		0.2025	(0.1059)	0.7358
From discontinued operations		-	-	1.2990

Diluted earning (loss) per thousand weighted average number of shares - In Reais		0.2012	(0.1059)	2.0226
From continuing operations		0.2012	(0.1059)	0.7315
From discontinued operations		-	-	1.2911

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive income (loss)

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais, except if stated otherwise)

	2015	2014	2013

Net income (loss) for the year	70,979	(43,725)	867,678

Total comprehensive income (loss), net of taxes	70,979	(43,725)	867,678

Attributable to:
Shareholders of Gafisa	74,449	(42,549)	867,443
Non-controlling interests	(3,470)	(1,176)	235

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

		Attributed to Shareholders of Gafisa
					Income Reserve
	Note	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Retained earnings (accumulated losses)	Total Company	Non-controlling interests	Total
Balances at December 31, 2012		2,735,794	(1,731)	36,964	-	-	(235,582)	2,535,445	150,384	2,685,829

Exercised stock options	-	4,868	-	-	-	-	-	4,868	3,065	7,933
Stock option plan	18.3	-	-	17,419	-	-	-	17,419	2,687	20,106
Repurchase of treasury shares	18.1		(71,339)	-	-	-	-	(71,339)	(3,556)	(74,895)
Acquisition of non-controlling interests									(120,051)	(120,051)
Net income for the year	-	-	-	-	-	-	867,443	867,443	235	867,678
Allocation:	18.2
Legal reserve		-	-	-	31,593	-	(31,593)	-	-	-
Interest on equity		-	-	-	-	-	(130,192)	(130,192)	-	(130,192)
Declared dividends		-	-	-	-	-	(32,920)	(32,920)	(9,005)	(41,925)
Reserve for future investments		-	-	-	-	437,156	(437,156)	-	-	-

Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

Stock option plan	18.3	-	-	15,514	-	-	-	15,514	-	15,514
Treasury shares acquired	18.1	-	(115,265)	-	-	-	-	(115,265)	-	(115,265)
Treasury shares sold	18.1	-	17,583	-	-	(10,662)	-	6,921	-	6,921
Treasury shares cancelled	18.1	-	91,693	-	-	(91,693)	-	-	-	-
Acquisition of non-controlling interests		-	-	-	-	-	-	-	(19,525)	(19,525)
Loss for the year	-	-	-	-	-	-	(42,549)	(42,549)	(1,176)	(43,725)
Absorption of loss for the year with Income reserves:	18.2	-	-	-	-	(42,549)	42,549	-	-	-

Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

Capital increase		-	-	-	-	-	-	-	2,157	2,157
Stock option plan	18.3	-	-	6,937	-	-	-	6,937	-	6,937
Treasury shares acquired	18.1	-	(24,157)	-	-	-	-	(24,157)	-	(24,157)
Treasury shares sold	18.1	-	3,022	-	-	(2,423)	-	599	-	599
Treasury shares cancelled	18.1	-	74,214	-	-	(74,214)	-	-	-	-
Net income for the year	-	-	-	-	-	-	74,449	74,449	(3,470)	70,979
Allocation:	18.2
Legal reserve		-	-	-	3,722	-	(3,722)	-	-	-
Declared dividends		-	-	-	-		(17,682)	(17,682)	-	(17,682)
Reserve for investments		-	-	-	-	53,045	(53,045)	-	-	-

Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660	-	3,095,491	1,745	3,097,236

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of cash flow

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

	2015	2014	2013
Operating activities
Income (loss) before income tax and social contribution	78,159	(28,450)	239,368
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	47,420	61,647	63,014
Stock option expense (Note 18.3)	9,964	34,006	17,419
Unrealized interests and charges, net	88,960	69,355	28,476
Warranty provision (Note 15)	7,480	(839)	(20,928)
Provision for legal claims and commitments (Note 16)	118,449	113,064	78,402
Provision for profit sharing (Note 25 (iii))	25,502	35,006	59,651
Allowance for doubtful accounts and cancelled contracts (Note 5)	21,182	(14,616)	(27,102)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(13,176)	(6,089)	2,829
Intangible assets (Note 11)	-	17,604	962
Income from equity method investments (Note 9)	(41,766)	(19,263)	(7,370)
Remeasurement of investment in associate	-	-	(375,853)
Financial instruments (Note 20)	17,153	7,492	5,103
Provision for penalties due to delay in construction works (Note 15)	(4,450)	(6,867)	(21,719)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	6,242	8,808	23,708
Write-off of investments (Note 9)	(3,083)	5,748	-

Decrease/(increase) in operating assets
Trade accounts receivable	10,924	391,625	260,557
Properties for sale and land available for sale	(130,938)	(462,417)	(189,968)
Other assets	(7,117)	(11,574)	24,659
Prepaid expenses	8,271	19,743	26,497

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	18,192	103,392	(19,812)
Taxes and contributions	(12,367)	(26,088)	(31,158)
Payables for goods and service suppliers	(37,796)	15,789	(8,314)
Salaries, payroll charges and profit sharing	(30,440)	(66,158)	(47,517)
Other payables	(97,175)	(51,853)	198,586
Transactions with related parties	19,338	(37,732)	37,772
Paid taxes	(7,180)	(109,442)	(19,609)

Net cash and cash equivalents from operating activities	91,748	41,891	297,653

Investing activities
Acquisition of 20% in AUSA	-	-	(366,662)
Sale of controlling interests in AUSA	-	-	1,254,521
Cash from discontinued operation	-	-	(155,755)
Purchase of property and equipment and intangible assets (Notes 10 and 11)	(54,586)	(88,532)	(80,993)
Purchase of short-term investments	(5,404,968)	(4,855,621)	(4,674,281)
Redemption of short-term investments	5,822,656	5,617,231	3,681,342
Investments	(1,636)	29,026	(102,639)
Dividends received (Note 9)	-	49,849	342,176

Net cash and cash equivalents from (used in) investing activities	361,466	751,953	(102,291)

Financing activities
Proceeds from stock options exercised	-	-	4,868
Redeemable shares of Credit Rights Investment Fund (FIDC)	-	-	(5,089)
Increase in loans, financing and debentures	845,935	822,123	1,783,183
Payment of loans, financing and debentures - principal	(1,064,324)	(1,048,057)	(1,875,270)
Payment of loans, financing and debentures - interest	(306,302)	(315,798)	(259,285)
Assignment of receivables	24,558	12,434	-
Payables to venture partners	(6,135)	(112,650)	(112,743)
Payment of dividends and interest on equity	-	(150,042)	-
Loan transactions with related parties	49,357	1,193	(32,449)
Disposal of treasury shares (Note 18.1)	3,022	17,583	-
Result of the disposal of treasury shares (Note 18.1)	(2,423)	(10,664)	-
Repurchase of treasury shares (Note 18.1)	(24,157)	(115,265)	(71,339)

Net cash and cash equivalents from (used in) financing activities	(480,469)	(899,143)	(568,124)

Net decrease in cash and cash equivalents	(27,255)	(105,299)	(372,762)

Cash and cash equivalents
At the beginning of the year	109,895	215,194	587,956
At the end of the year	82,640	109,895	215,194

Net decrease in cash and cash equivalents	(27,255)	(105,299)	(372,762)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of value added

Years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian Reais)

	2015	2014	2013

Revenues	2,485,290	2,325,677	3,330,981
Real estate development and sales	2,475,927	2,256,198	2,618,737
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	9,363	69,479	81,122
Profit from discontinued operations	-	-	631,122
Inputs acquired from third parties (including taxes on purchases)	(1,728,586)	(1,667,210)	(1,904,141)
Operating costs - Real estate development and sales	(1,501,536)	(1,437,656)	(1,706,554)
Materials, energy, outsourced labor and other	(227,050)	(229,554)	(197,587)

Gross value added	756,704	658,467	1,426,840

Depreciation and amortization	(47,420)	(79,251)	(63,014)

Net value added produced (distributed) by the Company	709,284	579,216	1,363,826

Value added received on transfer	165,897	176,057	464,306
Profit of investment stated at fair value	-	-	375,873
Income from equity method investments	41,766	19,263	7,350
Financial income	124,131	156,794	81,083

Total value added to be distributed	875,181	755,273	1,828,132

Value added distribution	875,181	755,273	1,828,132
Personnel and payroll charges	216,177	216,410	285,276
Taxes and contributions	242,941	229,919	264,795
Interest and rents	341,614	351,493	410,618
Interest on equity	-	-	130,192
Dividends (Note 18.2)	17,682	-	32,920
Net income (loss) attributable to non-controlling interests	3,470	1,176	(235)
Net income (absorbed losses)	53,297	(43,725)	704,566

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company and proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies with similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and at the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

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

On April 29, 2015, following the material fact disclosed on February 7, 2014, the Company disclosed a new material fact informing to its shareholders and the market that the work for the potential separation of the business units Gafisa and Tenda continue to be carried out, aiming at fulfilling the sufficient conditions for its implementation. However, in view that the process for defining the capital structure is still in progress, and taking into account that such definition is a necessary step towards the separation process, the business unit Tenda has not yet shown characteristics that enable its immediate separation under current conditions, and, accordingly, it is not yet possible to estimate a term for completing the potential separation.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2016.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS. This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee, or CPC, the CVM and the Federal Accounting Council, or CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 31. US GAAP condensed consolidated balance sheets have been included in Note 31 (d)(i) for 2015 and 2014 and US GAAP consolidated statement of profit or loss and comprehensive income (loss) for the years ended December 31, 2015, 2014 and 2013 have been included in Note 31 (d)(ii) and Note 31 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

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

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is Real.

2.1.3.	Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Statutory Board, who are responsible for allocating resources, assessing the performance of operating segments and making strategic decisions.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

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

(i)	Judgments, estimates and assumptions

The preparation of the consolidated financial statements of the Company requires management to make judgments, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the reporting date.

Assets and liabilities subject to estimates and assumptions include the provision for impairment of assets, transactions with share-based payment, provision for tax, labor and civil claims, fair value of financial instruments, measurement of the estimated cost of construction, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)	Impairment of non-financial assets

An impairment loss exists when the asset’s carrying amount exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell and its value in use.

The calculation of the fair value less costs to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(i)	Judgments, estimates and assumptions --Continued

a)	Impairment of non-financial assets--Continued

Indefinite life intangible assets and goodwill attributable to future economic benefit are tested at least annually or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating unit are detailed in Note 11.

b)	Share-based payment transactions

The Company measures the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. For cash-settled share-based transactions, the liability is required to be remeasured at the end of each reporting period through the settlement date, recognizing in profit or loss possible changes in fair value, which requires revaluation of the estimates used at the end of each reporting period. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to grant equity instruments, which depends on the grant terms and conditions.

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used to estimate the fair value of share-based payments are disclosed in Note 18.3.

c)	Provision for tax, labor and civil claims

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account any changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

(i)	Judgments, estimates and assumptions --Continued

c)	Provision for tax, labor and civil claims --Continued

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

The other provisions recognized in the Company are described in Note 2.2.23.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale and the transfer of significant risks and benefits, regardless of the timing of receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

•	The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers ";

•	Interest and inflation-adjustment charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in “Real estate development, sale, barter transactions and construction services” when incurred, on a pro rata basis using the accruals basis of accounting;

•	Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales --Continued

•	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined on the fair value of the units to be delivered, as a component of “properties for sales”, with a corresponding entry to “payable for purchase of properties and advances from customers”. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, suppliers, and other debts.

After initial recognition, financial instruments are measured as described below:

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(i)	Financial instruments at fair value through profit or loss

A financial instrument is classified at fair value through profit or loss when it is designated as such upon initial recognition, or when it meets the definition of a derivative and hedge accounting is not applied.

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

For the year ended December 31, 2015, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than to mitigate risk.

The Company does not adopt the hedge accounting practice.

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments and available-for-sale financial assets. The Company determines the classification of its financial assets upon initial recognition, when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not measured at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(ii) Financial assets --Continued

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The contractual rights to the cash flows from the asset expire; or

•	The Company transfers the rights to receive cash inflows of an asset or assume an obligation of fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, and signed an agreement to pass it on, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(iii)	Financial liabilities --Continued

Derecognition (write-off)

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expired.

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

Financial instrument – net presentation

Financial assets and liabilities are stated at their net amounts in the balance sheet when, and only when, there is a current and enforceable legal right to offset the amounts, and if there is intention to offset them or realize the asset and settle the liability simultaneously. The legal right shall not be contingent in future events and shall be applicable in the normal course of business, and in case of default, insolvency or bankruptcy of the company or counterparty.

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

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated and also restricted cash in guarantees to loans, which are classified at fair value through profit or loss (Note 4.2).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

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

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Prices Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

The adjustment to present value is calculated between the contract signature date and the estimated date to transfer the completed property keys to the buyer, using a discount rate represented by the average rate of the financing obtained by the Company, net of inflation, as mentioned in Note 2.2.20.

The amortization of the present value adjustment, considering that an important part of the Company operations consists of financing its clients until key delivery, was carried out as contra-entry to the group of “Real estate development, sale, barter transactions and construction services”revenue, consistently with interest accrued on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.	Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the “Housing Loan Certificate” (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions that grant loans. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until receivables are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which the transfer is made.

The financial guarantees, when a participation is acquired (subordinated CRI) and maintained to secure disposed receivables, are recorded on the balance sheet as “short-term investments” at the realizable value, which is equivalent to fair value.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.7.	Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are measured at the lower of construction cost, and net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs and financial charges which relate to a project over the construction period.

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.	Selling expenses - commissions

Brokerage expenditures are recorded in profit or loss under the account “Selling expenses” employing the same percentage-of-completion criteria used for revenue recognition. The charges related to sales commission paid by the buyer to their broker are not recognized as revenue or expense of the Company.

2.2.9.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.10.	Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less the costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable and the asset is available for immediate sale in its current condition. Management shall undertake to sell it in a year after the classification date.

2.2.11.	Investments in associates

Investments in associates are recorded in the Company using the equity method.

When the Company's equity in the losses of associates is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the associates (Note 9).

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

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term the stand is in use and is written-off when it is retired.

Property and equipment are subject to periodic assessments of impairment.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.13.	Intangible assets

(i)	Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

The goodwill recorded as of December 31, 2015 and 2014 refers to acquisitions before the date of transition to CPC/IFRS (January 1, 2009), and the Company opted to not retrospectively recognize the acquisitions of investments before the transition date, to adjust any of the respective goodwill.

Impairment testing of goodwill is performed at least annually or whenever circumstances indicate an impairment loss.

2.2.14.	Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.15.	Income tax and social contribution

(i)	Current income tax and social contribution

Current income tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year. In the year 2014, the Company and its subsidiaries used the Brazilian Transitory Tax Regime (RTT), which permitted the exclusion of the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, in the tax basis of such taxes.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.15.	Income tax and social contribution --Continued

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

Deferred tax on accumulated tax losses does not have an expiration date, however, they can only be offset against up to 30% of the taxable profit for each year. Companies that opt for the presumed profit tax regime cannot offset tax losses for a period in subsequent years.

Deferred tax assets and liabilities are stated at net amount in the balance sheet when there is the legal right and intention to offset them when determining the current taxes, related to the same legal entity and the same tax authority.

2.2.16.	Other current and non-current liabilities

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the balance sheet date, which contra-entry is recorded in profit or loss. When applicable, current and non-current liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.17.	Stock option plans

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (“Stock Options”), as payments for services received.

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

In case of cancellation of a stock option plan, this is treated as if it had been vested on the cancellation date, and any unrecognized plan expense is immediately recognized. However, if a new plan replaces the cancelled plan, and a substitute plan is designated on the grant date, the cancelled plan and the new plan are treated as if they were a modification of the original plan, as previously mentioned.

The Company annually revises its estimates of the amount of options that shall be vested, considering the vesting conditions not related to the market and the conditions based on length of service. The Company recognizes the impact of the revision of the initial estimates, if any, in the statement of profit or loss, as contra-entry to equity.

2.2.18.	Share-based payment – Phantom Shares

The Company has a cash-settled share-based payment plan (phantom shares) under fixed terms and conditions. There is no expectation of the effective negotiation of shares, once there shall be no issue and/or delivery of shares for settling the plan.

According to CPC 10 (R1) – Share-based Payment, these amounts are recorded as a liability, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

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

Borrowing and other financing costs directly attributable to the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the value of the money over time.

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflation-index effect (Notes 5 and 12).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

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

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits, in which risk of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to the consolidated financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.23.	Provisions --Continued

(i)	Provision for legal claims --Continued

Contingent assets are recognized only when there are real guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2015 and 2014 there are no claims involving contingent assets recorded in the consolidated balance sheet of the Company.

(ii)	Allowance for doubtful account and cancelled contracts

The Company reviews annually its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.23.	Provisions --Continued

(v)	Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying value to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their net carrying amounts tested annually, regardless whether there is any indication of impairment, by comparing the net carrying value to the recoverable amount measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

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

Under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the "patrimônio de afetação", according to which the PIS and COFINS are calculated at 0.37% and 1.71%, respectively, on gross revenue.

2.2.25.	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.26.	Interest on equity and dividends

The portion of declared dividends and interest on equity (JCP) are recorded as current liabilities in the heading “Dividends payable”. Mandatory dividends are also recorded as current liabilities since it is a legal obligation provided for in the By-laws of the Company.

For corporate and accounting purposes, the interest on equity is reported as allocation of profit directly to equity at gross amount.

2.2.27.	Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to ordinary shareholders by the weighted average number of shares outstanding over the period.

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

The Company classifies a non-current asset as held for sale if its carrying amount is expected to be recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale and its sale must be highly probable.

For a sale to be considered highly probable, Management must be committed to a plan to sell the asset, and have initiated a program for finding a buyer and complete the plan at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed within one year after the classification date, unless events that are beyond the control of the Company change this period.

The asset held for sale is measured at the lower of its carrying amount and fair value, less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in profit or loss for the year. Any reversal or gain shall only be recognized to the extent of such recognized loss.

The profit of discontinued operations is presented at a single amount in statement of profit or loss, which includes the total after-tax income of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

On December 9, 2013, the Company disclosed a material fact informing the completion of transaction for selling the majority interest (70%) it held in Alphaville Urbanismo S.A. (AUSA), as detailed in Note 8.2.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted

•	IFRS 9 – Financial Instruments

IFRS 9 includes the reviewed guidance on classification and measurement of financial instruments, a new expected credit loss model for calculating the impairment of financial assets and new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018.

•	IFRS 15 – Revenue from Contracts with Customers

This standard introduces new requirements for measurement and recognition of revenue . IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace existing revenue recognition guidance, including IAS 18, IAS 11 and IFRIC 13. The new standard is applicable beginning on or after January 1, 2018. The standard can be applied retrospectively, adopting a cumulative effect approach.

•	IFRS 16 – Leases

This standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customers (lessees) and providers (lessors). Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective beginning on January 1, 2019.

The Company is evaluating the effects of the IFRS 9, 15 and 16 on its financial statements and has not yet concluded its analysis on the impact of their adoption.

The Accounting Pronouncements Committee (CPC) has not yet issued an accounting pronouncement or change to effective pronouncements corresponding to all of the new IFRS. Accordingly, entities that disclose their financial statements according to the accounting practices adopted in Brazil are not permitted to early adopt such IFRS.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, in the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2015	2014

Cash and banks	69,560	85,059
Securities purchased under resale agreements (a)	13,080	24,836
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	82,640	109,895

(a)	Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and maturities agreed upon, backed by private or government securities, depending on the bank. The securities are registered with Central de Custódia e de Liquidação Financeira de Títulos (“ CETIP”).

As of December 31, 2015, the securities purchased under resale agreement include interest earned from 75% to 100.5% of Interbank Deposit Certificates (CDI) (from 70% to 101% of CDI in 2014). All transactions are with what management considers to be top tier financial institutions.

4.2.	Short-term investments

	2015	2014

Fixed-income funds (a)	279,486	326,977
Government bonds (LFT) (a)	18,631	77,911
Corporate securities (LF/DPGE) (a)	95,801	-
Securities purchased under resale agreements	25,548	361,226
Bank certificates of deposit (a) / (b)	101,733	103,219
Restricted cash in guarantee to loans (c)	31,633	104,039
Restricted credits (d)	76,839	73,987
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	629,671	1,047,359

(a)	Structure of exclusive Investment funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)	As of December 31, 2015, Bank Certificates of Deposit (CDBs) include interest earned varying from 90% to 107% (from 70% to 108% in 2014) of Interbank Deposit Certificates (CDI) rate. The CDBs earn an average income in excess of those from securities purchased under resale agreements; however, the Company performs investments in short term operations (up to 20 working days) through securities purchased under resale agreements mainly due to the exemption of IOF, which is not granted in the case of CDBs.

(c)	Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 16(b).

(d)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services

	2015	2014

Real estate development and sales	1,895,795	1,919,846
( - ) Allowance for doubtful accounts and cancelled contracts	(100,530)	(109,893)
( - ) Present value adjustments	(31,052)	(24,642)
Services and construction and other receivables	38,151	40,008
Total trade accounts receivable of development and services (Note 20.ii.a)	1,802,364	1,825,319

Current	1,395,273	1,440,498
Non-current	407,091	384,821

The current and non-current portions have the following maturities:

Maturity	2015	2014

Overdue	492,721	579,137
2015	-	995,896
2016	948,998	187,719
2017	324,513	112,191
2018	80,850	18,969
2019	33,335	18,734
2020 onwards	53,529	47,208
	1,933,946	1,959,854
( - ) Adjustment to present value	(31,052)	(24,642)
( - ) Allowance for doubtful account and cancelled contracts	(100,530)	(109,893)
	1,802,364	1,825,319

The balance of accounts receivable from units sold and not yet delivered is not fully reflected in the consolidated financial statements. The balance is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2015, the amount received from customers in excess of the recognized revenues totaled R$39,743 (R$21,236 in 2014) in the consolidated financial statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized, in the consolidated financial statements for the year ended December 31, 2015 totaled R$39,844 (R$36,216 in 2014 and R$31,419 in 2013).

The balances of allowance for doubtful accounts and cancelled contracts, are considered sufficient by the Company’s management to cover the estimated future losses on realization of the accounts receivable.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

The change in the allowance for doubtful accounts and cancelled contracts for the years ended December 31, 2015 and 2014, is as follows:

	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2013	(179,372)	107,172	(72,200)
Write-offs (Notes 22 and 23)	69,479	(54,863)	14,616
Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions (Note 22)	(6,749)	-	(6,749)
Write-offs (Notes 22 and 23)	16,112	(30,545)	(14,433)
Balance at December 31, 2015	(100,530)	21,764	(78,766)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2015 totaled R$6,410 (R$1,660 in 2014 and R$1,214 in 2013) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 6.78% in 2015 (3.27 to 4.64% in 2014), net of Civil Construction National Index (INCC).

The Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which are aimed to transfer a portfolio comprising select residential and business real estate receivables delivered and yet to be delivered arising out of Gafisa and its subsidiaries to the assignee. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction	Assigned	Portfolio discounted to	(Note 14)
	date	portfolio	present value	2015	2014

(i)	Jun 27, 2011	203,915	171,694	4,775	8,851
(ii)	Dec 22, 2011	72,384	60,097	2,236	3,985
(iii)	Jul 06, 2012	18,207	13,917	368	1,483
(iv)	Nov 14, 2012	181,981	149,025	4,351	6,151
(v)	Dec 27, 2012	72,021	61,647	7,541	8,604
(vi)	Nov 29, 2013	24,149	19,564	6,362	9,459
(vii)	Nov 25, 2014	15,200	12,434	6,696	11,513
(viii)	Dec 03, 2015	32,192	24,469	24,558	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, and collection from defaulting customers, among other, according to the criteria of each investor, being paid for these services.

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount in Securitization Transaction” under financial expenses.

6.	Properties for sale

	2015	2014

Land	1,443,460	1,311,847
( - ) Adjustment to present value	(16,771)	(5,503)
Property under construction	857,619	905,190
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	21,764	52,309
Completed units	333,036	260,808
( - ) Provision for realization of properties for sale	(8,491)	(12,309)
Total properties for sale	2,630,617	2,512,342

Current portion	1,880,377	1,695,817
Non-current portion	750,240	816,525

For the years ended December 31, 2015 and 2014, the change in the provision for impairment of properties for sale is summarized as follows:

Balance at December 31,2013	(11,276)
Additions	(4,462)
Write-offs	3,429
Balance at December 31,2014	(12,309)
Additions	(1,236)
Write-offs	5,054
Balance at December 31,2015	(8,491)

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2015 amounts to R$354,551 (R$276,613 in 2014 and R$214,298 in 2013) in the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

7.	Other assets

	2015	2014

Advances to suppliers	7,102	5,082
Recoverable taxes (IRRF, PIS, COFINS, among other)	66,289	76,000
Judicial deposit (Note 16)	125,358	154,939
Other	4,788	5,125

Total other assets	203,537	241,146

Current portion	120,657	128,905
Non-current portion	82,880	112,241

8.	Assets held for sale

8.1 Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2016. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2013	172,110	(57,263)	114,847
Additions	23,313	(24,990)	(1,677)
Reversal/Write-offs	(33,686)	31,079	(2,607)
Balance at December 31, 2014	161,737	(51,174)	110,563
Additions	9,735	(19,152)	(9,417)
Transfer from (to) properties for sale, net	(617)	-	(617)
Reversal/Write-offs	(23,182)	28,510	5,328
Balance at December 31, 2015	147,673	(41,816)	105,857

Gafisa segment	19,457	(15,090)	4,367
Tenda segment	128,216	(26,726)	101,490

8.2 Profit from discontinued operations

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
631,122

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets held for sale --Continued

8.2 Profit from discontinued operations--Continued

In accordance with the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main lines in the statement of profit or loss and cash flows of AUSA:

Statement of profit or loss	2013(a)

Net operating revenue	810,397
Operating costs	(429,066)
Operating expenses, net	(140,838)
Income from equity method investments	3,445
Financial expenses	(27,258)
Income tax and social contribution	(21,783)
194,897
Non-controlling interests	(18,459)
Net income for the year	176,438

Cash flows	2013(a)

Operating activities	(197,093)
Investing activities	66,664
Financing activities	(1,350)

(a) Balance referred to the period ended December 9, 2013, date of completion of the sale of controlling interests in AUSA.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9. Investments in associates and jointly-controlled investees

(i)	Ownership interest

(a)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Direct investees		2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2013

Alphaville Urbanismo S.A	-	30%	30%	2,564,240	1,835,721	728,519	561,664	148,144	107,662	218,556	168,499	50,478	32,283	-
Gafisa SPE-116 Emp. Imob. Ltda	(a)	50%	50%	158,177	54,805	103,372	78,620	22,864	(5,380)	51,686	39,310	11,432	(2,690)	4,470
Gafisa e Ivo Rizzo Em. Im. Ltda.	(a)	80%	80%	31,829	80	31,749	31,442	(26)	1	25,399	25,153	(21)	1	(1)
Varandas Grand Park Em. Im. Ltda	(a)(c)	50%	50%	115,893	72,305	43,588	56,761	(2,197)	5,924	21,794	28,380	(1,704)	4,642	1,430
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	45,525	4,055	41,470	55,655	3,680	2,591	20,735	27,827	1,840	1,295	(2,975)
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	39,518	6,140	33,378	49,004	1,684	4,072	16,689	24,502	1,724	5,519	6,371
Alto Barra de Sao Miguel Em. Im. Ltda	(a)	50%	50%	24,919	1,415	23,504	22,504	1,001	(439)	11,752	11,252	500	(315)	410
Atins Emp. Imob.s Ltda	(a)	50%	50%	28,965	13,188	15,777	15,402	(183)	72	7,888	7,701	(92)	37	-
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	16,666	1,402	15,264	23,178	805	2,255	7,632	11,589	388	2,925	2,529
Costa Maggiore Empr. Imob. Ltda.	(a)	50%	50%	13,080	2,932	10,148	11,989	470	1,626	5,724	5,994	334	936	1,977
Dubai Residencial Empr. Imob. Ltda.	(a)(c)	50%	50%	11,130	568	10,562	11,061	621	227	5,281	5,531	(2,053)	(4,303)	5,581
Other (*)	-			475,196	329,014	146,182	183,025	(15,179)	(55,739)	33,110	53,562	(8,796)	4,834	(33,572)

Saí Amarela S.A.	(a)	50%	50%	2,375	61	2,314	2,354	(102)	(99)	1,126	918	(51)	(50)	(1,920)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	2,750	1,088	1,662	3,954	869	(458)	997	2,372	521	(275)	-
Other (*)				498	32	466	934	(704)	57	73	417	(270)	(5)	(1,422)
Indirect jointly-controlled investees - Gafisa				5,623	1,181	4,442	7,242	63	(500)	2,196	3,707	200	(330)	(3,342)

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	4,535	3,859	676	4,883	(1,973)	6	372	2,685	(1,085)	3	(1)
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,291	241	21,050	20,914	137	55	12,630	12,548	82	33	183
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	9,932	50	9,882	11,942	(2,060)	184	5,929	7,165	(1,236)	110	1
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	9,999	-	9,999	38,559	(5,639)	(822)	5,554	21,207	(3,101)	(451)	716
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	35,697	3,635	32,062	29,604	253	(2,643)	22,443	20,723	177	(1,851)	4,326
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	17,622	1,167	16,455	11,759	(2,529)	(3,047)	11,518	8,231	(1,771)	(2,133)	(3,712)
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	34,323	689	33,634	31,746	2,131	1,597	23,544	22,221	1,492	1,118	3,000
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,640	236	11,404	10,807	597	764	9,123	8,646	476	611	(1,633)
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	8,901	178	8,723	8,813	(90)	(68)	4,362	4,406	(16)	(41)	(100)
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,424	663	11,761	11,703	(2)	(810)	5,880	5,852	(1)	(403)	(189)
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	25,239	2,773	22,466	37,291	(3,997)	2,595	11,233	18,646	(1,998)	1,304	6,260
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	19,213	1,198	18,015	12,431	8,463	(1,311)	9,007	6,215	4,231	(670)	(298)
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	54,804	6,973	47,831	37,618	18,180	(25,394)	23,916	18,809	9,090	(12,697)	5,993
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	36,960	2,473	34,487	31,476	3,010	99	17,840	18,399	(534)	49	16,314
Other (*)	-			73,872	3,886	69,986	34,611	41,128	(3,907)	-	3,780	(4,055)	(4,164)	394
Indirect jointly-controlled investees - Tenda	-			376,452	28,021	348,431	334,157	57,609	(32,702)	163,351	179,533	1,751	(19,182)	31,254

Subtotal				3,907,213	2,350,827	1,556,386	1,441,704	219,122	29,670	591,793	592,540	55,981	25,652	14,132

Addition to remeasurement of investment in associate	(d)									375,853	375,853	-	-	-
Total investments										967,646	968,393	55,981	25,652	14,132
(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

(i)	Ownership interest --Continued

(a)	Information on associates and jointly-controlled investees --Continued

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Provision for capital deficiency		Income from equity method investments
Direct investees	2015	2014	2015	2015	2015	2014	2015	2014	2015	2014	2015	2014	2013
Provision for net capital deficiency (e):
Manhattan Residencial 01 Spe Ltda	50%	50%	30,847	120,166	(89,319)	(65,678)	(21,261)	(21,017)	(44,627)	(32,839)	(10,631)	(10,509)	(6,762)
Manhattan Comercial 01 Spe Ltda	50%	50%	12,765	20,651	(7,887)	-	(9,408)	-	(4,350)	-	(4,704)	-	-
Other (*)			79,126	81,684	(2,557)	(17,538)	(2,212)	(2,711)	(5,424)	(43)	1,120	4,120	-
Total provision for net capital deficiency			122,738	222,501	(99,763)	(83,216)	(32,881)	(23,728)	(54,401)	(32,882)	(14,215)	(6,389)	(6,762)

Total Income from equity method investments											41,766	19,263	7,370

(*)Includes companies with investment balances below R$ 5,000.

(a)	Joint venture.

(b)	Joint venture with Tenda associates.

(c)	The Company recorded expense of R$2,454 in Income from equity method investments for 2015 related to the recognition, by joint ventures, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(d)	Amount related to the addition of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity. At December 31, 2015 and 2014, the impairment test, which is performed annually or when circumstances indicate impairment of carrying value, did not identify the need of recognizing an impairment provision in the realization. The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed in Note 11.

(e)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(b)	Change in investments

Balance at December 31, 2014	968,393
Income from equity method investments	55,981
Capital contribution (decrease)	(4,873)
Dividends receivable	(52,773)
Other investments	918
Balance at December 31, 2015	967,646

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10. Property and equipment

Type	2014	Addition	Write off and 100% depreciated items	2015
Cost
Hardware	22,333	9,017	(3,207)	28,143
Leasehold improvements and installations	24,516	2,819	(9,886)	17,449
Furniture and fixtures	5,453	57	(7)	5,503
Machinery and equipment	4,020	22	(3)	4,039
Molds	10,035	3,032	-	13,067
Sales stands	15,083	9,426	(8,785)	15,724
	81,440	24,373	(21,888)	83,925

Accumulated depreciation
Hardware	(11,457)	(5,224)	3,207	(13,474)
Leasehold improvements and installations	(12,225)	(5,579)	9,886	(7,918)
Furniture and fixtures	(3,115)	(556)	7	(3,664)
Machinery and equipment	(1,498)	(403)	3	(1,898)
Molds	(915)	(2,464)	-	(3,379)
Sales stands	(3,539)	(9,636)	8,759	(4,416)
	(32,749)	(23,862)	21,862	(34,749)

Total property and equipment	48,691	511	(26)	49,176

The following useful lives and rates are used to calculate depreciation:

Useful life	Annual depreciation rate - %

Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Molds	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. At December 31, 2015, and 2014 there was no indication of impairment of property and equipment.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11.	Intangible assets

	2014				2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance
Goodwill
AUSA	25,476	-	-	-	25,476

Software – Cost	101,581	22,665	-	(13,687)	110,559
Software – Depreciation	(58,555)	-	(20,540)	13,687	(65,408)
Other	8,401	3,796	(5,482)	-	6,715
	51,427	26,461	(26,022)	-	51,866

Total intangible assets	76,903	26,461	(26,022)	-	77,342

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

Goodwill arises from the difference between the consideration paid and the equity of acquirees, calculated on acquisition date, and is based on the expectation of future economic benefits.

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by the management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: a) revenue – revenues were projected between 2016 and 2020 considering the growth in sales and client base of the different cash-generating units; b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test of the Company’s intangible assets did not result in the need for recognizing a provision for impairment loss in the year ended December 31, 2015 (R$17,604 in 2014 and R$963 in 2013, related to the goodwill on acquisition of Cipesa).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2015	2014

National Housing System - SFH /SFI (i)	May 2016 to August 2020	8.30% to 12.80% + TR 117% to 120% of CDI	1,161,707	1,128,514
Certificate of Bank Credit - CCB (ii)	May 2016 to June 2019	117.90% of CDI 2.20% + CDI 13.20% Fixed	131,128	268,911
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,292,835	1,397,425

Current portion			672,365	550,058
Non-current portion			620,470	847,367

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and are guaranteed with the first lien mortgage of real estate ventures and the fiduciary assignment of receivables.

(ii)	In the year ended December 31, 2015, the Company made the payment of Certificates of Bank Credit in the total amount of R$173,133, of which R$142,118 was related to principal, and R$31,015 to interest.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The maturities of the current and non-current installments are as follows:

Maturity	2015	2014

2015	-	550,058
2016	672,365	506,207
2017	440,418	252,605
2018	166,996	88,555
2019	12,049	-
2020	1,007	-
	1,292,835	1,397,425

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2015 and 2014 are disclosed in Note 13.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of construction of each venture and land, according to the use of funds, and recognized in profit or loss for the year in proportion to the units sold, as shown below. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 10.54% to 14.42% as of December 31, 2015 (10.95% to 12.24% in 2014).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing —Continued

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	2015	2014	2013

Total financial charges for the year	327,134	354,968	309,006
Capitalized financial charges	(243,907)	(233,905)	(132,183)

Financial expenses (Note 24)	83,227	121,063	176,823

Financial charges included in “Properties for sale”:

Opening balance	276,613	214,298	239,327
Capitalized financial charges	243,907	233,905	132,183
Charges recognized in profit or loss (Note 23)	(165,969)	(171,590)	(157,212)

Closing balance (Note 6)	354,551	276,613	214,298

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2015	2014

Seventh placement (i)	450,000	TR + 9.8205%	December 2017	452,568	502,033
Eighth placement / first series (ii)	-	CDI + 1.95%	October 2015	-	147,640
Eighth placement / second series (iii)	5,787	IPCA + 7.96%	October 2016	8,395	15,185
Ninth placement (iv)	132,026	CDI + 1.90%	July 2018	130,394	134,624
Tenth placement (v)	55,000	IPCA + 8.22	January 2020	64,724	-
First placement (Tenda) (vi)	200,000	TR + 9.25%	October 2016	201,877	389,617

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				857,958	1,189,099

Current portion				389,621	504,387
Non-Current portion				468,337	684,712

(i)	On May 29, 2015, the change in the schedule for amortization of principal was unanimously approved without any exception, and became effective at the following amounts and maturities: (i) R$25,000 on June 5, 2015; (ii) R$25,000 on December 5, 2015; (iii) R$75,000 on June 5, 2016; (iv) R$75,000 on December 5, 2016; (v) R$150,000 on June 5, 2017; and (vi) R$150,000 on December 5, 2017.

In the year ended December 31, 2015, the Company made the payment in the total amount of R$104,993, of which R$50,000 related to the Face Value of the Placement, and R$54,993 related to the interest payable.

(ii)	In the year ended December 31, 2015, the Company made the payment in the total amount of R$164,885, of which R$144,213 related to the Face Value of the Placement, and R$20,704 related to the interest payable, thus settling all payables of the first series of the Eight Debenture Placement.

(iii)	On October 15, 2015, the Company made the payment in the total amount of R$9,371, of which R$8,089 related to the Face Value of the second series of the Placement, and R$1,282 related to the interest payable.

(iv)	In the year ended December 31, 2015, the Company made the payment in the total amount of R$24,317, of which R$1,294 related to the amortization of the Face Value of the Placement and R$23,023 related to the interest payable.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

(v)	On December 10, 2014, the Board of Directors of the Company approved the placement for private distribution of the 10th placement, being the 2nd private placement of unconvertible debentures, with floating and secured guarantee, in sole series in the amount of R$55,000, fully paid on January 30, 2015 and with final maturity on January 20, 2020. The funds raised in the placement shall be used for developing select real estate ventures and its secured guarantee is represented by the collateral of the lands owned by the Company to be developed in future periods. The Face Value of the Placement shall be adjusted by the cumulative variation of the IPCA and on it interest of 8.22% p.a. shall be accrued.

(vi)	In the year ended December 31, 2015, the subsidiary Tenda made the payment in the total amount of R$220,415, of which R$180,000 related to the Face Value of the Placement and R$40,415 related to the interest payable.

Maturities of current and non-current installments are as follows.

Maturity	2015	2014

2015	-	504,387
2016	389,621	375,778
2017	344,690	244,690
2018	83,485	64,244
2019	20,078	-
2020	20,084	-
	857,958	1,189,099

As mentioned in Note 4.2, as of December 31, 2015, the balance of cash in guarantee to loans in investment funds in the amount of R$31,633 (R$104,039 in 2014) in the consolidated financial statements, is pledged as part of the calculation of the guarantee of 1st debenture placement of the subsidiary Tenda and the 7th placement of the Company.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is in compliance with the financial debt covenants at December 31, 2015 and 2014. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2015 and 2014 are as follows:

	2015	2014
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-14.12 times	-9.33 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	-12.19%	-19.32%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.25 times	2.10 times

Eighth placement - first and second series and Loans and Financing
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	-7.73 times	-5.32 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	-12.19%	-19.32%

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	3.71 times	3.86 times
Net debt cannot exceed 100% of equity plus non-controlling interests	46.44%	46.73%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	-14.12 times	n/a
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	-12.19%	n/a

First placement – Tenda
Total accounts receivable plus inventory required to be equal to or 2.0 times over net debt less debt with secured guarantee (3) or below zero, considering that TR(4) plus TE (4) is always above zero	-6.79 times	-2.75 times
Net debt less debt with secured guarantee (3) required to be in excess of 50% of equity.	-21.47%	-46.72%
Total receivables plus unappropriated income plus total inventory of finished units required to be over 1.5 times the net debt plus payable for purchase of properties plus unappropriated cost or below zero	2.47 times	2.89 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not shown in the Balance Sheet.

(3)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total inventory.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	2015	2014

Assignment of receivables:
Obligation CCI Jun/11 - Note 5(i)	4,775	8,851
Obligation CCI Dec/11 - Note 5(ii)	2,236	3,985
Obligation CCI Jul/12 - Note 5(iii)	368	1,483
Obligation CCI Nov/12 - Note 5(iv) (a)	4,351	6,151
Obligation CCI Dec/12 - Note 5(v)	7,541	8,604
Obligation CCI Nov/13 - Note 5(vi)	6,362	9,459
Obligation CCI Nov/14 - Note 5(vii)	6,696	11,513
Obligation CCI Dec/15 - Note 5(viii)	24,558	-
FIDC obligation	2,406	6,083
Total obligations assumed on assignment of receivables (Note 20.iii)	59,293	56,129

Current portion	23,482	24,135
Non-current potion	35,811	31,994

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

15.	Other payables

	2015	2014

Acquisition of interests	-	2,395
Provision for penalties for delay in construction works	3,213	7,663
Cancelled contract payable	24,053	27,607
Warranty provision	59,647	52,167
Deferred sales taxes (PIS and COFINS)	13,129	14,163
Provision for net capital deficiency (Note 9)	54,401	32,882
Long-term suppliers	7,508	12,117
Payables to venture partners (Note 20.iii) (a)	4,895	11,030
Share-based payment - Phantom Shares (Note 18.4)	889	-
Other liabilities	28,918	39,446

Total other payables	196,653	199,470

Current portion	163,437	164,213
Non-current portion	33,216	35,257

(a)	The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2015, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$ 8,000 (Note 9).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on future settlements. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2015 and 2014, the changes in the provision are summarized as follows:

	Civil lawsuits(i)	Tax proceedings(ii)	Labor claims	Total
Balance at December 31, 2013	134,483	173	63,272	197,928
Additional provision (Note 23)	65,699	600	46,765	113,064
Payment and reversal of provision not used	(42,340)	(359)	(28,719)	(71,418)
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision (Note 23)	68,976	12,156	37,317	118,449
Payment and reversal of provision not used	(77,197)	(12,170)	(25,674)	(115,041)
Balance at December 31, 2015	149,621	400	92,961	242,982

Current portion	84,576	220	15,516	100,312
Non-current portion	65,045	180	77,445	142,670

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2015, the Company and its subsidiaries have deposited in court the amount of R$125,358 (R$154,939 in 2014) in the consolidated financial statements (Note 7).

	2015	2014

Civil lawsuits	81,919	106,731
Tax proceedings	14,222	12,350
Labor claims	29,217	35,858
Total	125,358	154,939

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

(i)	As of December 31, 2015, the provisions related to civil claims include R$42,296 (R$65,016 in 2014) related to lawsuits in which the Company is included as successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff believes that the Company should be liable for Cimob’s debts, as the Company would have taken on the obligations of Cimob after acquisition (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there are judicial deposits in the amount of R$44,099 (R$62,381 in 2014) related to these lawsuits.

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

(ii)	The former subsidiary AUSA, current associate, is a party to lawsuits and administrative proceedings related to Excise Tax (IPI) and State VAT (ICMS) on two imports of aircraft in 2001 and 2005, respectively, under lease agreements without purchase option.

According to the negotiation of the sale of controlling interest of 70% in AUSA, it was agreed that the Company would cover the court costs in the event of unfavorable decision. The likelihood of loss in the ICMS case was reviewed in 2015, in view of case law, and considered remote by the legal counsel (R$16,638 in 2014, and it was classified as possible).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

(iii)	Environmental risk--Continued

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor to have possible losses in the amount of R$8,639 (R$13,734 in 2014).

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2015, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$810,163 (R$561,056 in 2014), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for losses. The change in the period was caused by the higher volume of lawsuits with smaller amounts and review of the involved amounts and tax proceedings in which subsidiary Tenda is defendant.

	2015	2014

Civil lawsuits	469,841	441,083
Tax proceedings	263,540	53,586
Labor claims	76,782	66,387
	810,163	561,056

(b)	Payables related to the completion of real estate developments

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the real estate developments, being subject to legal and contractual penalties.

As of December 31, 2015, the Company and its subsidiaries have restricted cash which will be released to the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of 33 properties where its facilities are located, at a monthly cost of R$1,155 adjusted by the IGP-M/FGV variation. The rental term is from 1 to 10 years and there is a fine in case of cancelled contracts corresponding to three-month rent or in proportion to the contract expiration time.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.	Payables for purchase of properties and advances from customers

	Maturity	2015	2014

Payables for purchase of properties	January 2016 to July 2020	362,800	331,436
Adjustment to present value		(17,039)	(5,619)
Advances from customers
Development and sales (Note 5)		39,743	21,236
Barter transaction – Land		224,430	244,689

Total payables for purchase of properties and advances from customers		609,934	591,742

Current portion		361,420	490,605
Non-current portion		248,514	101,137

18.	Equity

18.1.	Capital

As of December 31, 2015 and 2014, the Company's authorized and paid-in capital amounts to R$2,740,662, represented by 378,066,162 (408,066,162 in 2014) registered common shares, without par value, of which 10,584,756 (29,881,286 in 2014) were held in treasury.

According to the Company’s by-laws, capital may be increased without further amendments, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On February 02, 2015, the Company approved the creation of a new program to repurchase its common shares aimed at holding them in treasury and later selling or cancelling them, over a period of 365 days, up to the limit of 27,000,000 shares. On the same date it took the resolution to cancel 30,000,000 (27,493,039 in 2014) common shares of the Company held in treasury, without capital reduction. In the year ended December 31, 2015, 11,925,330 (43,783,234 in 2014) shares were acquired totaling R$24,157 (115,265 in 2014). Additionally, the Company transferred 1,221,860 shares (5,463,395 in 2014) in the total amount of R$3,022 (R$17,583 in 2014) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$599 (R$6,921 in 2014).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	2015	2014	2015	2014
11/20/2001	599,486	2.8875	0.16%	1,457	1,319	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3.8561	5.03%	44,955	40,700	71,339	71,339
Changes in 2014:
Acquisition	43,738,234	2.6353	11.90%	106,284	96,224	115,265	115,265
Transfer	(5,463,395)	3.2183	-1.49%	(13,276)	(12,019)	(17,583)	(17,583)
Cancellations	(27,493,039)	3.3351	-7.48%	(66,808)	(60,485)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2.0257	3.25%	28,979	-	24,157	-
Transfer	(1,221,860)	2.4733	-0.33%	(2,970)	-	(3,022)	-
Cancellations	(30,000,000)	2.4738	-8.16%	(72,900)	-	(74,214)	-
	10,584,756	2.4545	2.88%	25,721	65,739	25,980	79,059

(*) Market value calculated based on the closing share price at December 31, (R$2.43 in 2015 and R$2.20 in 2014), not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of legal claims (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands

Outstanding shares as of December 31, 2013	416,459
Repurchase of treasury shares	(43,738)
Transfer related to the stock option plan	5,463
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(11,925)
Transfer related to the stock option plan	1,222
Outstanding shares as of December 31, 2015	367,481

Weighted average shares outstanding	367,572

18.2.	Allocation of profit (loss) for the year

According to the Company’s by-laws, profit for the year is allocated as follows, after deduction of occasional accumulated losses and provision for taxes and social contribution: (i) 5% to legal reserve, until it reaches 20% of capital or when the legal reserve balance plus the balances of capital reserves exceeds 30% of capital ; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The absorption of losses for 2014 by the income reserve and allocation of net income for 2015 are as follow:

Reserve for investments as of December 31, 2013	437,156
(-)Treasury shares sold and cancelled (Note 18.1)	(102,355)
Net loss attributable to shareholders’ of Gafisa for 2014	(42,549)
Reserve for investments as of December 31, 2014	292,252

Net income attributable to shareholders’ of Gafisa for 2015	74,449
(-)Legal reserve (5%)	(3,722)
(=)Calculation basis	70,727
Minimum mandatory dividend (25%)	17,682
Increase in reserve for investments	53,045

Minimum mandatory dividend (25%) per share	0.048

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2015.

18.3.	Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the years ended December 31, 2015, 2014 and 2013 are as follows::

	2015	2014	2013

Gafisa	7,826	15,489	17,263
Tenda	2,138	838	156
	9,964	16,327	17,419

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan -- Continued

(i)	Gafisa

The Company has a total of four stock option plans comprising common shares, launched in 2012, 2013, 2014 and 2015 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to five years of employment in the Company (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss for the year (as contra-entry to equity) during the vesting period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2015 and 2014, including the respective weighted average exercise prices are as follows:

	2015		2014
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	9,542,643	1.49	11,908,128	1.47
Options granted	3,567,201	2.24	4,361,763	1.93
Options exercised (i)	(1,221,860)	(0.49)	(5,463,395)	1.26
Options expired	(32,000)	(3.05)	(748,518)	3.66
Options forfeited	(112,605)	(0.01)	(515,335)	0.04

Options outstanding at the end of the period	11,743,379	1.83	9,542,643	1.49

(i)	In the year ended December 31, 2015, the amount received through exercised options was R$599 (R$6,921 in 2014).

As of December 31, 2015, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

11,743,379	4.29	1.83	1,757,598	2.59

During the year ended December 31, 2015, the Company granted 3,567,201 options in connection with its stock option plan comprising common shares (4,361,763 options granted in 2014).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan -- Continued

(i)	Gafisa--Continued

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

The fair value of the new options granted totaled R$3,232 (R$7,464 in 2014), which was determined based on the following assumptions:

	2015	2014
Pricing model	Binomial	MonteCarlo
Exercise price of options (R$)	R$2.24	R$3.13 type A and R$0.01 type B
Weighted average price of options (R$)	R$2.24	R$ 1.93
Expected volatility (%) – (*)	52%	55%
Expected option life (years)	5.58 years	4.66 years
Dividend income (%)	2.24%	1.90%
Risk-free interest rate (%)	13.64%	10.55%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

For the year ended December 31, 2014, the Company recognized in the account “Other income (expenses), net”, the expenses with the stock option plan of the former subsidiary Alphaville Urbanismo S.A., in the amount of R$17,679 related to the balance payable of exercised options, according to the contract between the parties (Note 23).

(ii)	Tenda

Due to the acquisition by Gafisa of the total shares outstanding issued by Tenda, the stock option plans related to Tenda shares were transferred to Gafisa, responsible for share issuance.

Tenda has a stock option plan for common shares, created in 2014, by which a total of 42,259,687 stock options were granted to employees and management members of the subsidiary, with exercise dates between March 31, 2017 and March 31, 2020.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from five to ten years of employment in the Company (essential condition to exercise the option), and expire ten years after the grant date.

In the year ended December 31, 2015, the subsidiary Tenda did not grant options in connection with its stock option plan for common shares.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18. Equity --Continued

18.3.	Stock option plan -- Continued

(ii)	Tenda--Continued

The fair value of the options granted in 2014 totaled R$9,346, which was determined based on the following assumptions:

2014
Pricing model	Black-Scholes
Exercise price of options (R$)	R$0.77
Weighted average price of options (R$)	R$0.76
Expected volatility (%) – (*)	31.02%
Expected option life (years)	4.05
Risk-free interest rate (%) (**)	11.81%

(*)The volatility was determined based on the history of the BM&FBOVESPA Real Estate Index (IMOBX).

(**)The market risk-free interest rate for the option term in the grant moment varied between 11.66% and 11.81%.

18.4.	Share-based payment – Phantom Shares

In the year ended December 31, 2015, a cash-settled share-based payment program was approved, with fixed terms and conditions. The beneficiaries were granted the right to receive an amount equivalent to 1,898,886 phantom shares, together with the stock option plan for the year 2015. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of December 31, 2015, the amount of R$889, related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

(i)	Current income tax and social contribution

(a)	Brazilian Transitory Tax Regime (RTT)

The Company and its subsidiaries adopted the Brazilian Transitory Tax Regime (RTT) in the year 2014 that permitted to exclude the effect from the changes, introduced by Laws No. 11,638/2007 and No. 11,941/2009, from the tax basis of certain taxes.

Law No. 12,973/14 revoked the RTT from 2015. Such rule establishes that the adjustments should be made to the taxable profit and the accounting records for determining the tax bases of the corporate income tax (IRPJ) and social contribution on net income (CSLL). The end of the RTT was optional for the year 2014 and mandatory from 2015.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution --Continued

(i)	Current income tax and social contribution --Continued

The reconciliation of the effective tax rate for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013

Profit (loss) before income tax and social contribution, and statutory interest	78,159	(28,450)	239,368
Income tax calculated at the applicable rate - 34%	(26,573)	9,673	(81,385)
Net effect of subsidiaries taxed by presumed profit	46,066	(2,085)	(2,316)
Tax losses (tax loss carryforwards used)	(4,101)	(9,555)	4,694
Income from equity method investments	14,200	5,249	2,507
Effect of the income from discontinued operations	-	-	(89,398)
Stock option plan	(3,441)	(11,562)	(5,923)
Other permanent differences	(37,524)	(7,280)	(18,443)
Charges on payables to venture partners	432	2,509	6,847
Tax benefits recognized (not recognized)	3,761	(2,224)	180,605
	(7,180)	(15,275)	(2,812)

Tax expenses - current	(24,598)	(33,330)	(23,690)
Tax income – deferred	17,418	18,055	20,878

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

The initial recognition and subsequent estimates of deferred income tax are carried out when it is probable that a taxable profit for the following years will be available to offset the deferred tax asset, based on projections of results prepared and underlain by internal assumptions and future economic scenarios that enable its total or partial use. As of December 31,2015 and 2014, the Company did not recognize any deferred tax assets calculated on the tax loss of the subsidiary Tenda.

As of December 31, 2015 and 2014, deferred income tax and social contribution are from the following sources:

	2015	2014	Movement
Assets
Provisions for legal claims	82,614	81,455	1,159
Temporary differences – PIS and COFINS deferred	16,404	14,960	1,444
Provisions for realization of non-financial assets	11,776	12,793	(1,017)
Temporary differences – CPC adjustment	44,748	18,656	26,092
Other provisions	85,912	92,384	(6,472)
Income tax and social contribution loss carryforwards	317,282	301,598	15,684
Tax benefits from downstream acquisition	28,165	28,165	-
Tax credits not recognized	(272,997)	(276,758)	3,761
	313,904	273,253	40,651

Liabilities
Negative goodwill	(92,385)	(92,385)	-
Temporary differences –CPC adjustment	(130,929)	(111,294)	(19,635)
Differences between income taxed on cash basis and recorded on an accrual basis	(107,079)	(104,314)	(1,885)
	(330,393)	(307,993)	(22,400)

Total net	(16,489)	(34,740)	18,251

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution --Continued

(ii) Deferred income tax and social contribution --Continued

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	2015			2014
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	933,182	933,182	-	887,052	887,052	-
Deferred tax asset (25%/9%)	233,296	83,986	317,282	221,763	79,835	301,598
Recognized deferred tax asset	55,712	20,056	75,768	58,455	21,044	79,499
Unrecognized deferred tax asset	177,584	63,930	241,514	163,308	58,791	222,099

Based on the estimate of projections for generation of future taxable profit of Gafisa, the estimated recovery of the Company’s balance of deferred income tax and social contribution is as follows:

	Loss carryforwards	Income tax and social contribution loss

2016	16,484	5,604
2017	8,282	2,816
2018	3,056	1,039
2019	27,174	9,239
2020 onwards	167,853	57,070
	222,849	75,768

In September 2015, the Company adhered to the Tax Refinance program (REFIS), originally introduced by Law No. 11,941/2009 and reopened by means of Law No. 12,996/2014, which provided new conditions for lump sum or installment payment of tax-related debits with the Federal Revenue Service or the Office of Attorney-General of the National Treasury. The Company opted for the installment payment of the tax debits of certain controlled SPEs in the total amount of R$6,291.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

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

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2015 and 2014, there was no significant credit risk concentration associated with clients.

b)	Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2015, the Company had derivative contracts for hedging purposes in relation to interest fluctuations, with final maturity between June 2016 and January 2020. The derivative contracts are as follows:

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

b)	Derivative financial instruments --Continued

		Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2015	2014

Gafisa S/A	Banco Votorantim S.A.	82,500	Fixed 13.7946%	CDI + 1.6344%	12/22/2014	06/22/2015	-	(208)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 11.8752%	CDI + 0.2801%	06/22/2015	12/21/2015	-	(401)
Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	(637)	(160)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	(641)	(185)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	(399)	58
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(2,216)	(941)
Gafisa S/A	Banco HSBC	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(15,907)	(6,336)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	(1,874)	-
							(21,674)	(8,173)

					Current		(14,056)	(3,340)
					Non-current		(7,618)	(4,833)

(a)	On March 17, 2015, the Company bought derivative swap transaction to mitigate the exposure to the floating rate at IPCA + 8.22% p.a. of the tenth Debenture Placement of the Company to 120% of CDI (Note 13).

During the year ended December 31, 2015, the amount of R$17,151 (R$7,492 in 2014 and R$5,102 in 2013), which refers to net result of the interest swap transaction, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions and interest rate fluctuation in the Company’s consolidated financial statements (Note 24).

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

d)	Liquidity risk

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

The maturities of financial instruments, loans, financing, suppliers, payables to venture partners and debentures are as follows:

Year ended December 31, 2015	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	672,365	619,463	1,007	-	1,292,835
Debentures (Note 13)	389,621	448,253	20,084	-	857,958
Payables to venture partners (Note 15)	3,755	1,140	-	-	4,895
Suppliers	57,335	7,508	-	-	64,843
	1,123,076	1,076,364	21,091	-	2,220,531

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

d)	Liquidity risk --Continued

Fair value classification --Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2015 and 2014 is as follows:

	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	629,671	-

	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	1,047,359	-

In addition, the fair value classification of financial instruments liabilities measured at fair value through profit or loss is as follows:

	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	21,674	-

	Fair value classification
As of December 31, 2014	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	8,173	-

In the years ended December 31, 2015 and 2014, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments --Continued

a)	Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments and accounts receivable, suppliers, and other current liabilities approximate to their fair values, recorded in the consolidated financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2015 and 2014 are as follows:

	2015		2014
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	82,640	82,640	109,895	109,895
Short-term investments (Note 4.2)	629,671	629,671	1,047,359	1,047,359
Trade accounts receivable (Note 5)	1,802,364	1,802,364	1,825,319	1,825,319

Financial liabilities
Loans and financing (Note 12)	1,292,835	1,237,222	1,397,425	1,333,399
Debentures (Note 13)	857,958	828,387	1,189,099	802,948
Payables to venture partners (Note 15)	4,895	5,472	11,030	12,304
Derivative financial instruments (Note 20(i)(b))	21,674	21,674	8,173	8,173
Suppliers	57,335	57,335	95,131	95,131

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments -- Continued

b)	Risk of debt acceleration

As of December 31, 2015, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

c)	Market risk

The Company carries out the development, construction and sales of real estate ventures. In addition to the risks that affect the real estate market as a whole, such as supply disruptions and volatility in the prices of construction materials and equipment, changes in the supply and demand for ventures in certain regions, strikes and environmental rules and zoning, the Company’s operations are particularly affected by the following risks:

•	Brazilian economy, which may inhibit the development of the real estate industry as a whole, through the slowdown in economy, increase in interest rates, fluctuation of currency and political instability, besides other factors.

•	Future impediments, as a result of a new regulation or market conditions, to index receivables using inflation indexes, as currently permitted, which could make a venture financially or economically unviable.

•	The level of interest of buyers in a new venture launched or the sale price per unit necessary to sell all units may be below expectations, making the venture less profitable than expected.

•	In the event of bankruptcy or significant financial difficulties of a large company of the real estate industry, the industry as a whole may be adversely affected, which could decrease the customer confidence in other companies operating in the industry.

•	Local and regional real estate market conditions, such as oversupply, land shortage or significant increase in land acquisition cost.

•	Risk of buyers having a negative perception of the security, convenience and appeal of the Company’s properties, as well as about their location.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments -- Continued

c)	Market risk --Continued

•	The Company’s profit margins may be affected by the increase in operating costs, including investments, insurance premium, taxes in general and government rates.

•	The opportunities for development may decrease.

•	The building and sale of real estate units may not be completed as scheduled, thus increasing the construction costs or cancellation of sale contracts and fines for delay in construction work.

•	Delinquency after the delivery of units acquired on credit. The Company has the right to file a collection action to receive the amounts due and/or repossess the real estate unit from the delinquent buyer, not being possible to guarantee that it will be able to recover the total amount of the debt balance or, once the real estate unit is repossessed, its sale on satisfactory conditions.

•	Occasional change in the policies of the National Monetary Council (CMN) on the investment of funds in the National Housing System (SFH) may reduce the supply of financing to customers.

•	Drop in the market value of land held in inventory, before the development of a real estate venture to which it was intended, and the incapacity to maintain the margins that were previously projected for such developments.

(iii)	Capital management

The objective of the Company’s capital management is to guarantee that a strong credit rating is maintained in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2015 and 2014.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments (cash and cash equivalents and short-term investments):

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iii)	Capital management --Continued

	2015	2014

Loans and financing (Note 12)	1,292,835	1,397,425
Debentures (Note 13)	857,958	1,189,099
Obligations assumed on assignment of receivables (Note 14)	59,293	56,129
Payables to venture partners (Note 15)	4,895	11,030
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(712,311)	(1,157,254)
Net debt	1,502,670	1,496,429
Equity	3,097,236	3,058,403
Equity and net debt	4,599,906	4,554,832

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2015, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to show a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2015, as well as derivatives, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)	Accounts receivable, linked to the National Civil Construction Index (INCC).

For the sensitivity analysis in the year December 31, 2015, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 14.14%, the TR at 1.48%, the INCC rate at 7.22%, and the National Consumer Price Index – Extended (IPCA) at 10.67%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis --Continued

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, based on the scenarios above, as of December 31, 2015. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	7,045	17,610	35,221	(35,221)	(17,610)	(7,045)
Loans and financing	Increase/decrease of CDI	(3,175)	(7,937)	(15,875)	15,875	7,937	3,175
Debentures	Increase/decrease of CDI	(1,615)	(4,038)	(8,077)	8,077	4,038	1,615
Derivative financial instruments	Increase/decrease of CDI	(6,065)	(14,616)	(27,896)	33,357	15,823	6,090

Net effect of CDI variation		(3,810)	(8,981)	(16,627)	22,088	10,188	3,835

Loans and financing	Increase/decrease of TR	(1,286)	(3,213)	(6,427)	6,427	3,213	1,286
Debentures	Increase/decrease of TR	(1,199)	(2,998)	(5,997)	5,997	2,998	1,199

Net effect of TR variation		(2,485)	(6,211)	(12,424)	12,424	6,211	2,485

Debentures	Increase/decrease of IPCA	(705)	(1,762)	(3,525)	3,525	1,762	705

Net effect of IPCA variation		(705)	(1,762)	(3,525)	3,525	1,762	705

Accounts receivable	Increase/decrease of INCC	12,263	30,659	61,318	(61,318)	(30,659)	(12,263)

Net effect of INCC variation		12,263	30,659	61,318	(61,318)	(30,659)	(12,263)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current accounts	2015	2014

Assets
Current account (a):
Total SPEs	86,010	139,947
Condominium and consortia (b) and thirdparty’s works (c)	9,108	2,785
Loan receivable (d)	109,193	107,067
	204,311	249,799

Current portion	95,118	142,732
Non-current	109,193	107,067

Liabilities
Current account (a):
Total SPEs and Tenda	(76,620)	(156,503)
Loan payable (d)	(51,482)	-
	(128,102)	(156,503)

Current portion	(87,100)	(156,503)
Non-current portion	(41.002)	-

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties --Continued

21.1.	Balances with related parties --Continued

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the consortia leader, partners and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its associates, shown below, are made to provide associates with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out in extremely commutative conditions, in order to protect the interests of the both parties involved in the business. The composition, nature and condition of loan receivable by the Company are shown below. Maturities for these loans range from June 2016 to the duration of the related real estate developments.

	Consolidated
	2015	2014	Nature	Interest rate

Engenho	-	17	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	11,044	9,891	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	287	493	Construction	12% p.a. + IGPM
Manhattan Residencial I	53,862	49,358	Construction	10% p.a. + TR
Target Offices & Mall	3,105	-	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	10,520	8,361	Construction	12% p.a. + IGPM
Fit Jardim Botanico SPE Emp. Imob. Ltda.	-	10,164	Construction	113.5% of 126.5% of CDI
Fit 09 SPE Emp. Imob. Ltda.	-	8,422	Construction	120% of 126.5% of CDI
Fit 19 SPE Emp. Imob. Ltda.	14,097	4,037	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	3,260	936	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	12,168	12,168	Construction	113.50% to 112% of CDI
Blue 02 Empreendimentos Imobiliários	-	2,471	Construction	IGPM + interest at 12% p.a.
Other	850	749	Construction	Several
Total loan receivable	109,193	107,067

Fit 34 SPE Empreendimentos Imobiliários Ltda.	21,925	-	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	7,912	-	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	5,910	-	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	3,788	-	Construction	100% of CDI
Parque dos Pássaros	2,725	-	Construction	6% p.a.
Dubai Residencial	2,650	-	Construction	6% p.a.
Parque Arvores	2,270	-	Construction	6% p.a.
Parque Aguas	1,772	-	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	1,298	-	Construction	6% p.a.
Araçagy	1,232	-	Construction	6% p.a.
Total loan payable	51,482	-

In the year ended December 31, 2015 the recognized financial income from interest on loans amounted R$17,386 (R$11,120 in 2014 and R$12,182 in 2013) in the consolidated statement (Note 25).

Information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$1,067,950 as of December 31, 2015 (R$973,808 in 2014).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

22.	Net operating revenue

	Consolidated
	2015	2014	2013
Gross operating revenue
Real estate development, sale, barter transactions and construction services	2,475,928	2,256,189	2,618,737
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	9,363	69,479	81,122
Taxes on sale of real estate and services	(190,972)	(174,670)	(218,648)
Net operating revenue	2,294,319	2,150,998	2,481,211

23.	Costs and expenses by nature

These are represented by the following:

	Consolidated
	2015	2014	2013
Cost of real estate development and sale:
Construction cost	(994,556)	(949,960)	(1,137,678)
Land cost	(312,205)	(278,682)	(327,721)
Development cost	(107,008)	(105,594)	(133,350)
Capitalized financial charges (Note 12)	(165,969)	(171,590)	(157,212)
Maintenance / warranty	(57,222)	(48,557)	(34,578)
Provision for cancelled contracts (Note 5)	(30,545)	(54,863)	(73,227)
Total cost of real estate development and sale	(1,667,505)	(1,609,246)	(1,863,766)

Commercial expenses:
Product marketing expenses	(73,271)	(60,433)	(54,128)
Brokerage and sale commission	(24,093)	(30,656)	(125,076)
Customer Relationship Management (CRM) and corporate marketing expenses	(44,663)	(45,622)	(25,878)
Other	(21,233)	(11,330)	(10,567)
Total commercial expenses	(163,260)	(148,041)	(215,649)

General and administrative expenses:
Salaries and payroll charges	(74,242)	(79,515)	(92,574)
Employee benefits	(7,879)	(7,575)	(8,398)
Travel and utilities	(1,923)	(2,761)	(4,865)
Services	(24,289)	(30,485)	(17,306)
Rents and condominium fees	(13,387)	(14,189)	(9,820)
IT	(22,670)	(24,409)	(17,519)
Stock option plan (Note 18.3)	(9,964)	(16,327)	(17,419)
Reserve for profit sharing (Note 25.iii)	(25,502)	(35,006)	(59,651)
Other	(1,557)	(1,639)	(6,471)
Total general and administrative expenses	(181,413)	(211,906)	(234,023)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(118,449)	(113,064)	(78,402)
Expenses with the adjustment to the stock option plan balance of AUSA (Note 18.3)	-	(17,679)	-
Other	(41,752)	(10,606)	(7,709)
Total other income/(expenses), net	(160,201)	(141,349)	(86,111)

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.	Financial income (expenses)

	2015	2014	2013
Financial income
Income from financial investments	99,551	132,980	56,095
Financial income on loans (Note 21)	17,386	11,120	12,182
Other financial income	7,194	12,694	12,806
Total financial income	124,131	156,794	81,083

Financial expenses
Interest on funding, net of capitalization (Note 12)	(83,227)	(121,063)	(176,823)
Amortization of debenture cost	(3,831)	(4,144)	(8,020)
Payables to venture partners	(1,891)	(2,830)	(14,805)
Banking expenses	(6,676)	(3,818)	(12,312)
Derivative transactions (Note 20 (i) (b))	(17,151)	(7,492)	(5,102)
Discount in securitization transaction	(308)	(240)	(8,820)
Offered discount and other financial expenses	(49,174)	(26,125)	(17,704)
Total financial expenses	(162,258)	(165,712)	(243,586)

25. Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2015, 2014 and 2013, related to the compensation of the Company’s key management personnel are as follows:

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)	1,693	3,968	198
Salary / Fees	1,693	3,575	198
Direct and indirect benefits	-	393	-
Monthly compensation (in R$)	141	331	17
Total compensation	1,693	3,968	198
Profit sharing (Note 25 (iii))	-	3,185	-
Total compensation and profit sharing	1,693	7,153	198

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)	1,739	4,004	189
Salary / Fees	1,720	3,630	189
Direct and indirect benefits	19	374	-
Monthly compensation (in R$)	145	334	16
Total compensation	1,739	4,004	189
Profit sharing (Note 25 (iii))	-	3,412	-
Total compensation and profit sharing	1,739	7,416	189

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees --Continued

(i)	Management compensation --Continued

	Management compensation
Year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	9	7	3
Annual fixed compensation (in R$)	1,899	4,872	166
Salary / Fees	1,852	4,485	166
Direct and indirect benefits	47	387	-
Monthly compensation (in R$)	158	406	14
Total compensation	1,899	4,872	166
Profit sharing (Note 25 (iii))	-	6,543	-
Total compensation and profit sharing	1,899	11,415	166

The amount related to the stock compensation of the Company’s management was R$4,428 in the year ended December 31, 2015 (R$9,744 and R$7,164 for the years ended December 31, 2014 and 2013, respectively).

The maximum aggregate compensation of the Company’s management members for the year 2015, was established at R$13,228, as approved at the Annual Shareholders’ Meeting held on April 16, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$205.

The subsidiary Tenda has an administrative structure segregated from the Company, therefore, the amounts recorded in the heading “General and Administrative Expenses” in the consolidated balance are added by the compensation of its Management members and are as follows:

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	10.33	3
Annual fixed compensation (in R$)	336	5,662	57
Salary / Fees	336	4,959	57
Direct and fringe benefits	-	703	-
Monthly compensation (in R$)	28	472	5
Total compensation	336	5,662	57
Profit sharing (Note 25 (iii))	-	6,178	-
Total compensation and profit sharing	336	11,840	57

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	10	10	3
Annual fixed compensation (in R$)	126	4,680	55
Salary / Fees	126	4,116	55
Direct and fringe benefits	-	564	-
Monthly compensation (in R$)	11	390	5
Total compensation	126	4,680	55
Profit sharing (Note 25 (iii))	-	4,704	-
Total compensation and profit sharing	126	9,384	55

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees --Continued

(i)	Management compensation --Continued

	Management compensation
Year ended December 31, 2013	Board of Directors	Statutory Board	Fiscal Council

Number of members	4	8	3
Annual fixed compensation (in R$)	-	4,018	55
Salary / Fees	-	3,574	55
Direct and fringe benefits	-	444	-
Monthly compensation (in R$)	-	335	5
Total compensation	-	4,018	55
Profit sharing (Note 25 (iii))	-	5,072	-
Total compensation and profit sharing	-	9,090	55

The maximum aggregate compensation of the subsidiary Tenda’s management members for the year 2015, was established at R$14,696, as approved at the Annual Shareholders’ Meeting held on April 22, 2015.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2016, was approved at R$149.

(ii)	Sales

In the year ended December 31, 2015, there were no units sold to the Management (R$1,513 in 2014) and the total receivables is R$1,610 (R$4,686 in 2014).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2015, the Company recorded a provision for profit sharing amounting R$25,502 in the consolidated statement (R$35,006 in 2014) in the account “General and Administrative Expenses" (Nota 23).

	2015	2014	2013

Executive officers	9,363	8,116	11,615
Other employees	16,139	26,890	48,036
	25,502	35,006	59,651

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its employees’ targets. The payment shall be made in April 2016.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 16, 2015.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

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

The liabilities covered by insurance and the respective amounts as of December 31, 2015 are as follows:

Insurance type	Coverage – R$ thousand
Engineering risks and guarantee for completion of work	2,265,983
Civil liability (Directors and Officers – D&O)	195,240
Total	2,461,223

27.	Earning (loss) per share

In accordance with CPC 41, the Company presents basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of non-controlling interest had been issued during the respective periods, utilizing the weighted average stock price.

The following table shows the calculation of basic and diluted profit or loss per share. In view of the loss for the year ended December 31, 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2015	2014	2013
Basic numerator
Proposed dividends and interest on equity	17,682	-	150,067
Undistributed earnings (loss)	56,767	(42,549)	717,376
Net income (loss), attributable to shareholders of Gafisa	74,449	(42,549)	867,443

Basic denominator (in thousands of shares)
Weighted average number of shares	367,572	401,905	426,300

Basic earning (loss) per share in Reais, attributable to shareholders of Gafisa	0.2025	(0.1059)	2,0348

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earning (loss) per share--Continued

Diluted numerator
Proposed dividends and interest on equity	17,682	-	150,067
Undistributed earning (loss)	56,767	(42,549)	717,376
Net income (loss), attributable to shareholders of Gafisa	74,449	(42,549)	867,443

Diluted denominator (in thousands of shares)
Weighted average number of shares	367,572	401,905	426,300
Stock options	2,514	-	2,584
Diluted weighted average number of shares	370,086	401,905	428,884

Diluted earning (loss) per share in Reais, attributable to shareholders of Gafisa	0.2012	(0.1059)	(2,0226)

28.	Segment information

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

The table below provides certain information related to each segment in the statement of profit or loss and balance sheet.

Segment information provided to the chief operating decision maker does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A.	Tenda	2015
Net operating revenue	1,443,357	850,962	2,294,319
Operating costs	(1,061,921)	(605,584)	(1,667,505)

Gross profit	381,436	245,378	626,814

Selling expenses	(97,949)	(65,311)	(163,260)
General and administrative expenses	(97,442)	(83,971)	(181,413)
Other income / (expenses), net	(107,634)	(52,567)	(160,201)
Depreciation and amortization	(32,585)	(14,835)	(47,420)
Financial expenses	(121,207)	(41,051)	(162,258)
Financial income	77,306	46,825	124,131
Tax expenses	(658)	(6,522)	(7,180)

Profit (loss) for the year attributed to the shareholders of Gafisa	44,129	30,320	74,449

Customers (short and long term)	1,322,949	479,415	1,802,364
Inventories (short and long term)	1,896,613	734,004	2,630,617
Other assets	1,635,110	692,241	2,327,351

Total assets	4,854,672	1,905,660	6,760,332

Total liabilities	2,884,249	778,846	3,663,095

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information--Continued

	Gafisa S.A.	Tenda	2014
Net operating revenue	1,580,860	570,138	2,150,998
Operating costs	(1,164,998)	(444,248)	(1,609,246)

Gross profit	415,862	125,890	541,752

Selling expenses	(95,063)	(52,978)	(148,041)
General and administrative expenses	(124,833)	(87,073)	(211,906)
Other income / (expenses), net	(79,113)	(62,236)	(141,349)
Depreciation and amortization	(63,607)	(15,644)	(79,251)
Financial expenses	(114,371)	(51,341)	(165,712)
Financial income	98,121	58,673	156,794
Tax expenses	(8,947)	(6,328)	(15,275)

Profit (loss) for the year attributed to the shareholders of Gafisa	66,888	(109,437)	(42,549)

Customers (short and long term)	1,484,766	340,553	1,825,319
Inventories (short and long term)	1,734,634	777,708	2,512,342
Other assets	1,861,263	1,006,928	2,868,191

Total assets	5,080,663	2,125,189	7,205,852

Total liabilities	3,104,606	1,042,843	4,147,449

	Gafisa S.A.	Tenda	2013
Net operating revenue	1,663,751	817,460	2,481,211
Operating costs	(1,111,550)	(752,216)	(1,863,766)

Gross profit	552,201	65,244	617,444

Selling expenses	(138,093)	(77,556)	(215,649)
General and administrative expenses	(136,720)	(97,303)	(234,023)
Depreciation and amortization	(51,488)	(11,526)	(63,014)
Financial expenses	(202,239)	(41,347)	(243,586)
Financial income	43,548	37,535	81,083
Tax expenses	5,839	(8,651)	(2,812)

Net profit (loss) for the year from continuing operations	363,725	(127,169)	236,556

Net profit (loss) for the year from discontinued operations	588,574	42,548	631,122

Customers (short and long term)	1,662,572	561,096	2,223,668
Inventories (short and long term)	1,420,359	674,055	2,094,414
Other assets	2,658,263	1,206,685	3,864,948

Total assets	5,741,194	2,441,836	8,183,030

Total liabilities	3,679,292	1,289,255	4,968,547

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company shows below information on the ventures under construction as of December 31, 2015:

2015

Unappropriated sales revenue of units sold	777,679
Unappropriated estimated cost of units sold	(445,265)
Unappropriated estimated cost of units in inventory	(795,995)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	2,761,219
Appropriated sales revenue	(1,983,540)
Unappropriated sales revenue (a)	777,679

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(1,626,339)
Incurred cost of units	1,181,074
Unappropriated estimated cost (b)	(445,265)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(1,724,372)
Incurred cost of units	928,377
Unappropriated estimated cost	(795,995)

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted from cancellations, net of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)	The unappropriated estimated cost of units sold do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold at the extent they are accrued, and also the warranty provision, which is appropriated to real estate units as the construction work progresses.

As of December 31, 2015, the percentage of consolidated assets in the financial statements related to real estate developments included in asset segregation structure was 33.1%.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, date of the Company’s reply, related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these financial statements, no further inquiries or communications have been received from the SEC related to this matter.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013

(a) Description of the GAAP differences

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

b. The buyer is committed to the extent of being unable to require a refund except for non delivery of the unit.

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

(a) AUSA Revenue Recognition (Investment associate since December 9, 2013)

Under US GAAP, the Company recognized retail land sales of lots that are subdivisions of large tracts of land by the percentage-of-completion method following ASC 976 605-25-4 and 25-6 – Retail Land, which criteria are as follows:

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the non-controlling interest from their consolidated subsidiaries. The reclassification of income to the non-controlling interest for this adjustment was R$(378), R$895 and R$5,232 for the years ended December 31, 2015, 2014 and 2013, respectively (Note 31(b)(i)).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(ii) Business combinations

Until December 31, 2008, under Brazilian GAAP, goodwill arose from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill was normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and was amortized over the remaining useful lives of the assets or up to ten years. Effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP as is the case in US GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment. For US GAAP purpose, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

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

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2015 and December 31, 2014 was R$25,476, which had been amortized to income over a period of up to 10 years until December 31, 2008.

For US GAAP purposes, the total net balance of goodwill at December 31, 2015 and December 31, 2014 was R$675 (R$18,279 in December 31, 2013).

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(a) Tenda transaction

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

Under US GAAP, the Company recorded the transfer of Fit Residencial as a partial sale to the non-controlling shareholders of Tenda and a gain of R$205,527 was recorded in the net income for the year ended December 31, 2008. The recognition of gain upon exchange of 40% ownership interest in FIT Residencial for 60% ownership interest in Tenda is presented as follows:

Tenda purchase consideration	367,703
FIT Residencial US GAAP book value (40%)	(162,176)
205,527

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which were amortized in straight-line over the estimated useful lives up to 6 years. For the year ended December 31, 2014, the amount of R$11,447 was amortized and for the year ended December 31, 2013, the amount of R$11,851 was amortized. At December 31, 2015, the total accumulated amount R$73,038 was amortized. Also, R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

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

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill and other intangibles, none of which is deductible for tax purposes, recorded in connection with the acquisition at the time totaled R$20,902 and R$184,656, respectively.

Under US GAAP, acquired intangible assets include, R$168,072 assigned to existing development contracts, which were amortized as developments were sold and R$16,853 assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

On March 8, 2010, the Company announced the increase of its participation in AUSA’s capital in 20%, as per the purchase agreement. The acquisition of 20% of Alphaville’s capital corresponds to an amount of R$126,490 which was paid based on issuance of 9,797,792 common shares (after the effect of the February 22, 2010 stock split) of Gafisa’s capital.

On June 8, 2012, according to the material fact then disclosed, the third phase of the Investment Agreement and Other Covenants entered into on October 2, 2006 (“Investment Agreement”), established the rules and conditions for Gafisa related to the acquisition of the remaining 20% interest in the capital stock of AUSA not held by the Company. While the valuation of the capital stock was agreed by both parties, the number of shares that should be issued by the Company to settle this transaction was being discussed on an arbitration process initiated by the non-controlling interests of AUSA, according to the material fact released on July 3, 2012. On June 6, 2013, the parties settled the arbitration process and the Company proceeded with the disposal of controlling interest in AUSA. There was an embedded derivative component to the Investment Agreement, relating to the Company's obligation to purchase the AUSA shares held by the non-controlling interest.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

For the period ended December 09, 2013, the Company amortized R$10,874 of the fair value assigned in the purchase price allocation.

Acquisition of non-controlling interest in AUSA

As described above, we had an agreement to purchase the 20% non-controlling interest of AUSA in 2013. On July 3, 2013 we purchased such non-controlling interest for a purchase price of R$366,662. As we already had control of AUSA we recorded the difference between the recognized mezzanine equity line item of R$358,985 and the consideration paid of R$366,662, resulting in R$7,677 directly in stockholders’ equity.

Disposal of controlling interest in AUSA

As described in note 8.2, on December 9, 2013 the Company disclosed a material fact informing the finalization of the disposal of 70% interest in AUSA. As a result of this disposal we recorded a gain of R$1,228,429. This gain was included in the income statement in the line item “Gain on disposal of controlling interest”. In addition to the gain on the disposal we also presented the profit for the year relating to AUSA up to the disposal date of December 9, 2013 in their separate respective line items in the income statement.

As previously described we maintained a 30% equity interest in AUSA after disposal, which was classified as an associate (refer to Note 9). As a result we re-measured this investment to its fair value. This resulted in a gain of R$559,558, which was recorded in our income statement in the line item “remeasurement of investment in associate”.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(c) Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. (“Nova Cipesa”), in which Gafisa had 70% of the capital and Cipesa had 30%. At the time, the acquisition total amounted to R$90,000 and goodwill amounted to R$40,687 was recorded, based on expected future profitability under BR GAAP.

On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários in the amount of R$6,354. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604. As a consequence of the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários and the consequent grant between the parties of irrevocable and irreversible settlement in relation to all rights, duties and obligations, the Company made the reversal of the then recorded acquisition’s obligation in its totality.

Under US GAAP, the total cost of the acquisition had been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Goodwill is deductible for tax purposes had a total amount of R$41,634. As of December 31, 2014, goodwill recorded in connection with the acquisition was totally written-off (R$17,604 as of December 31, 2013), and R$39,577 of obligation canceled in 2014 due to the acquisition of the remaining portion of Cipesa Empreendimentos Imobiliários. Therefore, as of December 31, 2015 and December 31, 2014, there are no longer differences between Brazilian GAAP and US GAAP.

The fair values of assets acquired and liabilities assumed at the acquisition date under US GAAP are as follows:

	Fair value
	At 100%	At 70%

Current assets	96,675	67,673
Other assets	8	5
Total assets acquired	96,683	67,678
Total liabilities assumed	(2,527)	(1,769)
Income taxes	(25,061)	(17,543)
Total liabilities assumed	(27,588)	(19,312)
Net assets acquired	69,095	48,366

For the year ended December 31, 2015, the Company did not recognize in the statement of profit or loss any amount (R$17,604 in 2014, and R$963 in 2013) of the fair value assigned in the purchase price allocation, as it is totally written-off.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(d) Redevco transaction

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

(iii) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 31(d)(i)). The reclassifications are summarized as follows:

•   Under Brazilian GAAP, restricted cash is presented as short-term investment in the balance sheet. For US GAAP purposes, restricted cash is presented separately outside of short-term investment.

•   Under Brazilian GAAP accounts receivable present value adjustment and monetary variation are recorded in the operating revenue. For US GAAP purpose the realization of accounts receivable present value adjustment and monetary variation are classified in the financial income/expense.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

•   Under Brazilian GAAP, debt issuance costs are netted against the loan balance, whereas under US GAAP such costs are presented net of accumulated amortization, as deferred expenses in current and non-current assets.

•   Under Brazilian GAAP, deferred income taxes are netted and classified as non-current liabilities. For US GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

(iv) Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 31(d)(ii)). The reclassifications are summarized as follows:

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

•   The net income differences between Brazilian GAAP and US GAAP (Note 31(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

(v) Deferred income tax

Deferred income tax differences between Brazilian GAAP and US GAAP are related to the recognition of deferred income tax on the adjustments mentioned above.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

Under Brazilian GAAP deferred tax assets are recognized for the estimated future tax effects of temporary differences and unused tax losses carried forward based on tax profitability history and estimated future taxable income, which takes into account all factors concerning entity´s expected future profitability. The deferred tax asset is derecognized to the extent that it is no longer probable that taxable profit will be available to compensate deferred tax assets.

Under US GAAP deferred tax assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance to reduce the deferred tax asset  is recognized if upon available evidences, both positive and negative, and the weight of those evidences, the deferred tax asset is the more-likely-than-not that will not be recoverable (the amounts recognized as valuation allowance expense in the respective years are R$20,184 in 2015, R$12,882 in 2014 and R$35,363 in 2013).

(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i) Net income (loss)

	Note		2015	2014	2013

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.			74,449	(42,549)	867,443
Revenue recognition - net operating revenue	31	(a)(i)	57,208	295,550	(725,403)
Revenue recognition - operating costs	31	(a)(i)	(55,553)	(210,366)	297,338
Business Combination of Tenda, Redevco and Cipesa	31	(a)(ii)	-	28,130	(11,851)
Business Combination of Alphaville	31	(a)(ii)	-	-	(10,874)
Non-controlling interests on adjustments above	31	(a)(i)	(378)	895	5,232
Equity pick-up	31	(a)(i)	(48,637)	(1,902)	(23,137)
Gain on disposal of Alphaville’s controlling interest	31	(a)(ii)	-	-	764,272
Remeasurement of investment in associate	31	(a)(ii)	-	-	184,005
Present value adjustment on revenue recognition adjustments above and other			(11,945)	(22,387)	3,059
Deferred income tax on adjustments above	31	(a)(v)	(5,044)	7,816	7,747
Deferred income tax valuation allowance	31	(a)(v)	(20,184)	(12,882)	(35,363)

Net income (loss) attributable to shareholders of Gafisa under US GAAP			(10,084)	42,305	1,322,468

Net income attributable to the non-controlling interests under US GAAP			(3,092)	(2,071)	13,462

Net income (loss) under US GAAP			(13,176)	40,234	1,335,930
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			367,572	401,905	426,300
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	31	(d)(iv)	(0.0274)	0.1053	3.1022
Diluted	31	(d)(iv)	(0.0274)	0.1053	3.0835

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(ii) Equity

	Note		2015	2014	2013

Equity under Brazilian GAAP			3,095,491	3,055,345	3,190,723
Revenue recognition - net operating revenue	31	(a)(i)	(690,812)	(745,136)	(1,017,849)
Revenue recognition - operating costs	31	(a)(i)	445,749	502,365	712,731
Reversal of negative goodwill amortization of Redevco and Tenda	31	(a)(ii)	(232,327)	(232,327)	(232,327)
Gain on the transfer of FIT Residencial	31	(a)(ii)	205,527	205,527	205,527
Business Combination – Tenda, Redevco and Cipesa	31	(a)(ii)	83,066	83,066	(12,296)
Other, net	—		(2)	9,054	38,583
Non-controlling interests on adjustments above	31	(a)(i)	956	1,580	38,401
US GAAP adjustment equity accounted investees	31	(a)(i)	(63,382)	(14,818)	(12,812)
Deferred income tax on adjustments above	31	(a)(v)	42,819	47,542	40,274
Deferred income tax valuation allowance	31	(a)(v)	(184,851)	(164,666)	(151,784)

Equity attributable to shareholders of Gafisa under US GAAP			2,702,234	2,747,532	2,799,171

Equity attributable to non-controlling interests under US GAAP			2,648	3,339	23,074

Equity under US GAAP			2,704,882	2,750,871	2,822,245

Condensed changes in total equity under US GAAP	2015	2014	2013
At beginning of the year	2,750,871	2,822,245	1,672,498
Changes in equity, BRGAAP	(23,558)	(108,344)	(66,471)
Stock options	6,937	15,514	17,419
Net profit (loss) attributable to Gafisa	(10,084)	42,305	1,322,468
Declared mandatory dividend	(17,682)	-	(163,112)
Non-controlling interests	(691)	(19,735)	(30,148)
AUSA – redeemable non-controlling interest	-	-	67,353
Other	(911)	(1,114)	2,238
At end of the year	2,704,882	2,750,871	2,822,245

Condensed equity under US GAAP	2015	2014	2013
Equity
Common shares, comprising 367,481,406 shares outstanding (2014 – 378,184,876; 2013 – 416,459,715)	2,740,662	2,740,662	2,740,662
Treasury shares	(25,980)	(79,059)	(73,070)
Accumulated reserve (losses)	(12,448)	85,929	131,579

Total equity attributable to shareholders of Gafisa	2,702,234	2,747,532	2,799,171

Equity attributable to non-controlling interests	2,648	3,339	23,074

Total equity	2,704,882	2,750,871	2,822,245

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(c) Recent US GAAP accounting pronouncements

(i) Recently adopted US GAAP accounting standards

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. The amendments in ASU 2013-11 to Topic 740, Income Taxes, clarify that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments in ASU 2013-11 are effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of ASU 2013-11 did not have a material impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-01 - Investments - Equity Method and Joint Ventures (Topic 323). The amendments in ASU 2014-01 provide guidance on accounting for investments by a reporting entity in flow-through limited liability entities that manage or invest in affordable housing projects that qualify for the low-income housing tax credit. The amendments permit reporting entities to make an accounting policy election to account for their investments in qualified affordable housing projects using the proportional amortization method if certain conditions are met. The amendments in ASU 2014-01 should be applied retrospectively to all periods presented and are effective for public business entities for annual periods and interim reporting periods within those annual periods, beginning after December 15, 2014. The adoption of ASU 2014-01 did not have a material impact on our consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

The amendments in ASU 2014-08 require an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position. The amendments in ASU 2014-08 require additional disclosures about discontinued operations. The amendments in ASU 2014-08 are effective to all disposals (or classifications as held for sale) of components of an entity and all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The adoption of ASU 2014-08, which is related to disclosure only, did not have a material impact on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of ASU 2014-17 is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in ASU 2014-17 are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of ASU 2014-17 did not have a material impact on our consolidated financial statements.

(ii) Recently issued US GAAP accounting standards

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In June 2014, the FASB issued ASU 2014-12 - Compensation—stock compensation (Topic 718). Some share-based payment awards that require a specific performance target to be achieved before the employee can benefit from the award, also require an employee to render service until the performance target is achieved. In some cases, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be entitled to benefit from the award regardless of whether the employee is rendering service on the date the performance target is achieved. Some entities account for those performance targets as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value. Others treat them as nonvesting conditions that affect the grant-date fair value of the award. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-12 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The Update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 affects the following areas: (i) Limited partnerships and similar legal entities, (ii) Evaluating fees paid to a decision maker or a service provider as a variable interest, (iii) The effect of fee arrangements on the primary beneficiary determination, (iv) The effect of related parties on the primary beneficiary determination and (v) Certain investment funds. The amendments in ASU 2015-02 affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Overall, the amendments in ASU 2015-02 are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in ASU 2015-02 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU 2015-02 is not expected to have a material impact on our consolidated financial statements.

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

In April 2015, the FASB issued ASU 2015-05 - Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Earlier adoption is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In May 2015, the FASB issued ASU 2015-07: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the amendments in this Update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11 - Simplifying the Measurement of Inventory. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. For public business entities, the amendments in this Update should be adopted concurrent with adoption of ASU 2015-03. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In September 2015, the FASB issued ASU 2015-16 - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. An entity should present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 - Balance Sheet Classification of Deferred Taxes. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this Update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification® and creating Topic 842, Leases. This Update, along with IFRS 16, Leases, are the results of the FASB’s and the International Accounting Standards Board’s (IASB’s) efforts to meet that objective and improve financial reporting. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Earlier application is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-16 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-07 - Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement to retroactively adopt the equity method of accounting. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. Earlier application is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08 - Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: 1. Identify the contract(s) with a customer; 2. Identify the performance obligations in the contract; 3. Determine the transaction price; 4. Allocate the transaction price to the performance obligations in the contract; and 5. Recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in this Update do not change the core principle of the guidance. The amendments clarify the implementation guidance on principal versus agent considerations. For public business entities, the amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. Earlier application is permitted. We are currently evaluating the impacts of the adoption of this Update on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

In March 2016, the FASB issued ASU 2016-09: Improvements to Employee Share-Based Payment Accounting. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this Update is not expected to have a material impact on our consolidated financial statements.

(d) US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i) Condensed consolidated balance sheets under US GAAP

	2015	2014	2013
Assets
Current assets
Cash and cash equivalents	82,640	109,895	215,194
Short-term investments	552,832	973,372	1,637,602
Restricted short-term investments	76,839	73,987	171,367
Trade accounts receivable, net	948,927	1,016,806	1,515,648
Properties for sale	2,379,811	2,207,240	2,163,809
Prepaid expenses	7,415	15,997	35,126
Other	326,985	389,515	277,884
	4,375,449	4,786,812	6,016,630
Non-current assets
Investments in associates	901,150	943,289	1,068,238
Property and equipment, net	49,176	48,691	36,385
Intangibles assets	131,408	138,142	148,726
Goodwill	675	675	18,279
Trade accounts receivable, net	290,953	275,501	258,780
Properties for sale	750,240	816,525	652,395
Other	194,065	223,577	278,154
	2,317,667	2,446,400	2,460,957

Total assets	6,693,116	7,233,212	8,477,587

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

	2015	2014	2013
Liabilities
Current liabilities
Loans and financing	673,432	552,173	592,328
Debentures	390,830	506,103	566,048
Payables for purchase of properties	321,677	469,369	262,029
Payables for goods and services suppliers	57,335	95,131	79,342
Taxes and labor contributions	78,685	99,069	200,803
Advances from customers	189,993	203,189	813,289
Obligations assumed on the assignment of receivables	23,482	24,135	82,787
Payables for acquisition of investments	-	-	5,102
Declared dividends	17,682	-	150,067
Other	478,692	541,692	508,999
	2,231,808	2,490,861	3,260,794
Non-current liabilities
Loans and financing	620,896	848,861	1,051,034
Debentures	469,903	687,487	858,293
Deferred income tax and social contribution	163,292	151,864	168,162
Payables for purchase of properties	248,514	101,137	79,975
Obligations assumed on the assignment of receivables	35,811	31,994	37,110
Payables to venture partners	1,322	4,713	10,794
Provisions for legal claims	142,670	136,540	125,809
Other	74,018	28,884	63,371
	1,756,426	1,991,480	2,394,548

Equity attributable to shareholders of Gafisa	2,702,234	2,747,532	2,799,171
Equity attributable to non-controlling interest	2,648	3,339	23,074

Total equity	2,704,882	2,750,871	2,822,245

Total liabilities and equity	6,693,116	7,233,212	8,477,587

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 – Continued

(ii) Condensed consolidated statements of operations under US GAAP

	2015	2014	2013
Gross operating revenue
Real estate development and sales of properties	2,539,768	2,620,827	2,803,806
Taxes on services and revenues	(188,240)	(174,279)	(237,818)

Net operating revenue	2,351,528	2,446,548	2,565,988
Operating costs	(1,732,117)	(1,819,612)	(1,995,158)

Gross profit	619,411	626,936	570,830

Operating income (expenses)
Selling general and administrative expenses	(344,985)	(359,330)	(602,767)
Remeasurement of investment in associate	-	-	559,858
Other	(207,621)	(192,470)	(159,116)
Gain on disposal of controlling interest	-	-	1,228,429
Income before financial income and expenses and income tax and social contribution	66,805	75,136	1,597,234

Financial income	124,131	156,794	93,250
Financial expenses	(164,833)	(188,718)	(280,548)
Income (loss) before income tax and social contribution	26,103	43,212	1,409,936

Current income tax and social contribution	(24,598)	(33,330)	(45,741)
Deferred income tax and social contribution	(7,810)	12,991	(6,470)
Total income tax and social contribution	(32,408)	(20,339)	(52,211)

Income (loss) before equity in results and
non-controlling interests	(6,305)	22,873	1,357,725
Income from equity method investments	(6,871)	17,361	(21,795)

Net (loss) income for the year	(13,176)	40,234	1,335,930

Net (loss) income attributable to the non-controlling interests	(3,092)	(2,071)	13,462
Net (loss) income attributable to shareholders of Gafisa	(10,084)	42,305	1,322,468

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(iii) Condensed consolidated statements of comprehensive income (loss)

	2015	2014	2013
Net (loss) income for the year	(13,176)	40,234	1,335,930

Total comprehensive (loss) income, net of taxes	(13,176)	40,234	1,335,930

Attributable to:
Non-controlling interests	(3,092)	(2,071)	13,462
Shareholders of Gafisa	(10,084)	42,305	1,322,468

(iv) Earnings (loss) per share

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

The Company has issued employee stock options (Note 18.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price is greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP and Brazilian GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For the years ended December 31, 2015 and December 31, 2014 potentially dilutive stock options were not considered.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2015	2014	2013

Basic numerator
Declared dividends	17,682	-	150,067
U.S. GAAP undistributed profit (loss)	(27,766)	42,305	1,172,401
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(10,084)	42,305	1,322,468

Basic denominator (in thousands of shares)
Weighted-average number of shares	367,572	401,905	426,300
Basic earnings (loss) per share – U.S. GAAP - R$	(0.0274)	0.1053	3.1022

	2015	2014	2013

Diluted numerator
Dividends proposed	17,682	-	150,067
U.S. GAAP undistributed profit (loss)	(27,766)	42,305	1,172,401
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(10,084)	42,305	1,322,468

Diluted denominator (in thousands of shares)
Weighted-average number of shares	367,572	401,905	426,300
Stock options	2,514	1,681	2,584
Non-controlling interest shares	-	-	-
Antidilutive effect	(2,514)	(1,681)	-

Diluted weighted-average number of shares	367,572	401,905	428,884

Diluted earnings (loss) per share – U.S. GAAP - R$	(0.0274)	0.1053	3.0835

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(v) Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2015	2014	2013

Opening balance at January 1	(441,424)	(426,318)	(657,130)
Benefit of the utilization of operating loss carryforwards	3,731	7,349	-
Change in valuation allowance	(20,155)	(22,455)	230,812
Closing balance at December 31	(457,848)	(441,424)	(426,318)

The Company recognizes its deferred tax asset net of a valuation allowance such that the amount of the net deferred tax asset is more likely than not to be realized. During the year 2015, movements in the valuation allowance amounted to a net increase of R$16,424. The amount of R$3,731, related to the benefit of the utilization of operating loss carryforwards, is primarily due to the continuing  restructuring process implemented by management.

During the year 2014, movements in the valuation allowance amounted to a net increase of R$15,106. This is primarily related to the continuing  restructuring process implemented by management.During the year 2013, movements in the valuation allowance related to changes in circumstances amounted to a reversal of R$230,812, mainly due to higher than expected taxable income. The aforementioned changes in circumstances primarily included a restructuring process implemented by management, which led to positive taxable income for fiscal year 2013 as well as a forecast of positive taxable income for fiscal year 2014.

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

As of December 31, 2015, 2014 and 2013, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2010 and forward, i.e., within 5 years after the filing.

(vi)	Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners.

Gafisa S.A.

Notes to the consolidated financial statements--Continued

December 31, 2015

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(vii) Statement of cash flows

For each period for which a statement of profit or loss is presented and required to be reconciled to US GAAP, SEC rules require that the Company provide either a statement of cash flows prepared in accordance with US GAAP or IFRS; or furnish in a note to the financial statements a qualified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows, prepared in accordance with US GAAP.

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 31(a) (ii) to (vii) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

(viii) Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

*       *      *