Form 20-F
period 2016-12-31
Gafisa S.A.
filed 2017-04-28
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

The number of outstanding shares as of December 31, 2016 was:

Title of Class	Number of Shares Outstanding
Common Stock	378,066,162*

*Includes 14,160,533 common shares that are held in treasury.

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

Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

_______________

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our financial statements were prepared in accordance with Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, Brazilian Law No. 11,638/07, Brazilian Law No. 12,431/11 and Brazilian Law No. 12,973/14, which we refer to hereinafter as “Brazilian corporate law;”

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•	the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC”, and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

Brazilian corporate law was amended by Law No. 11,638, dated December 28, 2007, in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP with IFRS.

In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2016. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).

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

As set forth in “Item 4. Information on the Company—A. History and Development of the Company”, on December 9, 2013, we completed the sale of a controlling stake in Alphaville Urbanismo S.A., or “Alphaville”, the leading residential community development company in Brazil. The transaction involved the sale of 50% interest by Gafisa and 20% interest by our subsidiary Construtora Tenda S.A., or “Tenda”, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, since November 30, 2013, Alphaville is no longer consolidated in the financial statements of the Company. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

Effective January 1, 2013, with the adoption of CPCs 19 (R2) (or IFRS 11) and 36 (R3) (or IFRS 10), the proportional consolidation method for investments in jointly-controlled investees, which was previously applied by the Company, is no longer allowed under Brazilian GAAP. Consequently, our jointly controlled investments are now accounted for by the equity method.

As explained in Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statements of operations financial data for the years ended December 31, 2013 and 2012 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The table below sets forth the line items in our statements of profit or loss for the years ended December 31, 2013 and 2012 that have been adjusted to reflect Tenda as discontinued operations, as previously mentioned:

For Year ended December 31,

	2013				2012
	Balances originally reported as of 12/31/2013	Impact of discontinued operations	Balances restated	Balances originally reported as of 12/31/2012	Impact of discontinued operations	Balances restated
Statement of profit or loss
Net operating revenue	2,481,211	(817,461)	1,663,750	2,805,086	(1,069,110)	1,735,976
Operating costs	(1,863,766)	752,216	(1,111,550)	(2,276,804)	938,666	(1,338,138)
Operating (expenses) income	(215,574)	179,951	(35,623)	(609,604)	233,010	(376,594)
Financial income (expenses)	(162,503)	3,812	(158,691)	(180,263)	(729)	(180,992)
Income tax and social contribution	(2,812)	8,651	5,839	(20,222)	4,133	(16,089)
Non-controlling interests	235	—	235	49,364	—	49,364
Profit or loss of discontinued operations	631,122	(127,169)	503,953	204,128	(105,970)	98,158
Net income (loss) for the year	867,443	—	867,443	(127,043)	—	(127,043)

Market Information

Certain industry, demographic, market and competitive data, including market forecasts, used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company (Empresa Brasileira de Estudos de Patrimônio), or “EMBRAESP,” the Association of Managers of Real Estate Companies (Associação de Dirigentes de Empresas do Mercado Imobiliário), or “ADEMI,” the Getulio Vargas Foundation (Fundaçao Getulio Vargas), or “FGV,” the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or “BNDES,” the Real Estate Companies’ Union (Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais), or “SECOVI,” the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or “IBGE,” and the Brazilian Central Bank (Banco Central do Brasil), or the “Central Bank,” among others. Industry and government publications, including those referenced here, generall y state that the information presented therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, such information has not been independently verified by us. Accordingly, we do not make any representation as to the accuracy of such information.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our business, market share, financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2016, 2015, 2014 has been derived from our audited consolidated financial statements presented herein. As explained in footnote 7 below, our selected Brazilian GAAP and U.S. GAAP financial data for 2013 and 2012 has been retrospectively adjusted to reflect the results of operations of Tenda as discontinued operations for comparability purposes.

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

As explained in Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statements of operations financial data for the years ended December 31, 2013 and 2012 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The following table sets forth financial information as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2016. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2016	2015 (7)	2014 (7)	2013 (7)	2012 (7)
		(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands of reais, except per share, per ADS and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue	915,698	1,443,357	1,580,861	1,663,750	1,735,976
Operating costs	(1,029,213)	(1,061,921)	(1,164,997)	(1,111,550)	(1,338,138)
Gross profit (loss)	(113,515)	381,436	415,864	552,200	397,838
Operating expenses, net	(362,747)	(295,595)	(324,211)	(35,623)	(376,593)
Financial expenses, net	(25,679)	(50,422)	(16,250)	(158,691)	(180,992)
Income (loss) before income tax and social contribution	(501,941)	35,419	75,403	357,886	(159,747)
Income tax and social contribution	(100,080)	(658)	(8,949)	5,839	(16,089)
Net income (loss) from continuing operations	(602,021)	34,761	66,454	363,725	(175,836)
Net income (loss) from discontinued operations .	(559,704)	36,218	(110,179)	503,953	98,158
Net income (loss) for the year attributable to non-controlling interest	1,871	(3,470)	(1,176)	235	49,365
Net income (loss) for the year attributable to owners of Gafisa	R$ (1,163,596)	R$ 74,449	R$ (42,549)	R$ 867,443	R$ (127,043)
Share and ADS data (1):
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic	(43.2218)	2.7309	(1.4274)	27.4355	(3.9628)
From continuing operations	(22.6637)	1.6187	2.2439	11.4965	(7.0247)
From discontinued operations .	(20.5581)	1.1122	(3.6714)	15.9390	3.0618
Earnings (loss) per weighted average number of shares —Diluted	(43.2218)	2.7123	(1.4274)	27.2708	(3.9627)

	As of and for the year ended December 31,
	2016	2015 (7)	2014 (7)	2013 (7)	2012 (7)
		(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands of reais, except per share, per ADS and operating data)
From continuing operations	(22.6637)	1.6077	2.2439	9.8628	(9.0565)
From discontinued operations	(20.5581)	1.1046	(3.6714)	17.4079	5.0939
Weighted average number of shares outstanding—in thousands	26,921	27,262	29,808	31,618	32,059
Dividends and interest on shareholders’ equity declared—in thousands of reais	—	17,682	—	163,112	—
Earnings (loss) per share—R$ per share	(43.4518)	2.7316	(1.5170)	28.0837	(3.9593)
Number of common shares outstanding as at end of period—in thousands*	26,779	27,255	28,049	30,888	32,087
Earnings (loss) per ADS—R$ per ADS(1)	(86.9036)	5.4631	(3.0339)	56.1675	(7.9187)
U.S. GAAP:
Net operating revenue	854,572	1,464,591	1,805,140	1,714,599	2,357,094
Operating costs	(985,789)	(1,072,817)	(1,316,588)	(1,184,210)	(1,708,715)
Gross profit (loss)	(131,217)	391,774	488,552	530,389	648,379
Operating expenses, net	(316,182)	(335,369)	(322,473)	21,067	(581,901)
Financial expenses, net	(14,609)	(52,923)	(37,350)	(183,487)	(192,143)
Income from disposal on controlling interests	—	—	—	1,228,429	—
Income (loss) before income tax and social contribution and income from equity method investments	(462,008)	3,482	128,729	1,596,398	(125,665)
Income tax and social contribution	45,492	(27,242)	(14,512)	(52,215)	(52,462)
Equity pick-up	(63,616)	(14,430)	30,887	(91,028)	70,201
Net income (loss) from continuing operations	(480,132)	(38,190)	145,104	1,453,155	(107,926)
Net income (loss) from discontinued operations	(506,185)	25,014	(104,870)	(117,225)	18,771
Net income (loss) for the year	(986,317)	(13,176)	40,234	1,335,930	(89,155)
Net income (loss) attributable to non-controlling interests	(1,161)	(3,092)	(2,071)	13,462	32,048
Net income (loss) attributable to owners of Gafisa	(985,156)	(10,084)	42,305	1,322,468	(121,203)
Per share and ADS data (1):
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic	(36.5943)	(0.3699)	1.4192	41.8270	(3.7806)
Earnings (loss) per weighted average number of shares—Diluted	(36.5943)	(0.3699)	1.4133	41.5749	(3.7806)
Weighted average number of shares outstanding — in thousands	26,921	27,262	29,808	31,618	32,059
Dividends declared and interest on equity	—	17,682	—	163,112	—
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)	(73.1886)	(0.7398)	2.8384	83.6540	(7.5612)
Profit (loss) per ADS —Diluted(1)	(73.1886)	(0.7398)	2.8266	83.1498	(7.5612)
Weighted average number of ADSs outstanding—in thousands	13,461	13,631	14,874	15,809	16,029
Dividends and interest on equity declared	—	17,682	—	163,112	—
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	253,180	712,311	1,157,254	2,024,163	1,567,755
Current and non-current properties for sale	1,715,699	2,630,617	2,512,342	2,094,414	2,166,424
Working capital(2)	1,124,650	2,267,795	2,420,342	2,996,884	3,764,756
Total assets	5,210,089	6,760,332	7,205,852	8,183,030	8,712,569
Total debt(3)	1,637,568	2,150,793	2,586,524	3,059,528	3,640,437
Total equity	1,930,453	3,097,236	3,058,403	3,214,483	2,685,829
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	253,180	478,037	662,682	1,381,509	791,352
Current and non-current properties for sale	2,082,207	2,219,226	2,044,627	1,844,254	1,937,158
Working capital(2)	1,034,762	2,389,212	2,430,100	2,862,274	3,072,049
Total assets	5,206,314	6,688,848	7,225,112	8,477,587	8,694,612
Total debt(3)	1,637,568	1,902,463	2,147,974	2,428,982	2,727,804
Total Gafisa equity	1,711,614	2,702,234	2,747,532	2,799,171	1,619,276
Equity of non-controlling interests	(961)	2,648	3,339	23,074	53,222

	As of and for the year ended December 31,
	2016	2015 (7)	2014 (7)	2013 (7)	2012 (7)
		(As restated)	(As restated)	(As restated)	(As restated)
	(in thousands of reais, except per share, per ADS and operating data)
Total equity	1,710,653	2,704,882	2,750,871	2,822,245	1,672,498
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	269,666	104,563	41,893	297,652	644,288
Investing activities	162,455	384,664	751,953	53,464	(287,960)
Financing activities	(456,813)	(516,482)	(899,145)	(568,124)	162,080
Operating data (8):
Number of new developments	10	41	23	37	35
Potential sales value(4)	920,846	2,085,257	1,636,311	2,886,204	2,951,961
Number of units launched(5)	1,768	10,089	6,104	11,072	8,947
Launched usable area (m2)(6)	109,117	428,257	326,421	2,893,541	3,153,251
Units sold	845	8,892	4,294	10,187	7,157

______________

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares. On March 23, 2017, we consummated a reverse split of our common shares at the ratio of 13.483023074 to 1, decreasing the number of our total common shares from 378,066,162 common shares to 28,040,162 common shares. All Brazilian GAAP and U.S. GAAP information relating to the number of shares and ADSs has been adjusted retroactively for the periods ended December 31, 2016, 2015, 2014, 2013 and 2012 to reflect the reverse split of our common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current portion of loans and financings and debentures.

(4)	Potential sales value is calculated by multiplying the number of units in a development by the sales price of the unit.

(5)	The units delivered in exchange for land pursuant to swap agreements are not included.

(6)	One square meter is equal to approximately 10.76 square feet.

(7)	As explained in Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP and U.S. GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP and U.S. GAAP selected consolidated statements of operations financial data for the years ended December 31, 2013 and 2012 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes.

(8)	The operating information presented in this annual report reflects our percentage interest in such jointly-controlled investees as management believes it provides a better view of our operating performance. The information as of and for the year ended December 31, 2016 does not include developments launched under the Tenda brand, the results of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2013 and 2012, the real depreciated by 13.2% and 8.9% against the U.S. dollar, respectively. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00, and on December 31, 2013 it was R$2.3420 per U.S.$1.00. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S. $1.00. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended December 31:
2012	2.043	1.955	1.702	2.112
2013	2.343	2.160	1.953	2.446
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
Month Ended:
October 2016	3.181	3.186	3.119	3.236
November 2016	3.397	3.342	3.202	3.445
December 2016	3.259	3.352	3.259	3.465
January 2017	3.127	3.197	3.127	3.273
February 2017	3.099	3.104	3.051	3.148
March 2017	3.168	3.128	3.077	3.174
April 2017 (through April 24, 2017)	3.125	3.124	3.092	3.146

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

Source: Central Bank.

On April 24, 2017, the selling rate was R$3.125 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 24, 2017, may not be indicative of future exchange rates.

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

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product, or “GDP,” resulting in a decrease in both the number of developments launched and the rate of sales of our units. Since 2014, weakening economic conditions and political instability in Brazil, leading to an increase in interest rates, higher inflation and an increase in levels of unemployment, among other factors, had an adverse impact on the real estate market, including a decrease in the level of launches in the Gafisa segment and a sharp decrease in the overall volume of real estate launches in Brazil. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

We operate in a highly competitive industry and our failure to compete effectively could adversely affect our business.

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the states of São Paulo and Rio de Janeiro for Gafisa, and São Paulo, Rio de Janeiro, Minas Gerais, Pernambuco, Rio Grande do Sul and Bahia for Tenda, areas where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2016, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, project financing and payables to venture partners balance, net of our cash and short term investments position) was R$1,385.6 million, our cash and cash equivalents and short-term investments were R$253.2 million and our total debt was R$1,638.8 million including obligations to venture partners of R$1.2 million.

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

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive over time. We cannot assure that new and stricter standards will not be passed or become applicable to us, or that stricter interpretations of existing laws and regulations will not be adopted. Furthermore, we cannot assure that any such more onerous regulations would not cause delays in our projects or that we would be able to secure the relevant permits and licenses. Any such event may require us to spend additional funds to achieve compliance with such new rules and therefore make the development of our projects more costly, which could adversely affect our business and the market price of our common shares or the ADSs.

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

Some of our subsidiaries use significant funding from the “Minha Casa, Minha Vida” financing programs of the CEF and Banco do Brasil, or “BB”, and, as a result, are subject to institutional and operating changes in the CEF and BB and enhanced customer risk profiles associated with clients eligible for these programs.

The CEF and BB have financing programs in connection with the Brazilian government’s public housing program called “Minha Casa, Minha Vida.” for the low-income segment, which are used by Tenda to fund its activities. The CEF and BB are state-owned and mixed capital financial institutions and are subject to political influence, which may change the availability or the terms of the home financing programs. The cancelation, suspension, interruption or a significant change in such programs may affect our growth estimates and our business. Furthermore, the suspension, interruption or slowdown in the activities of the CEF or BB to approve projects, grant financing to our clients and evaluate construction process, among other activities, may adversely impact our business, financial position, results of operations and the market price of our common shares and ADSs.

The “Minha Casa, Minha Vida” program was created in March 2009 by the Brazilian government. The second phase of the program, which was implemented from 2011 to 2014, financed and built approximately 2.3 million houses, with approximately 1.4 million additional houses under construction. In 2015, the Brazilian government announced the third phase of the program. The program aims to reduce the housing deficit in Brazil, which as of 2014 was estimated to be 5.2 million houses. The program’s “MCMV I” and “MCMV II” phases call for total government investment of up to R$230 billion, to be made available through financing from the CEF and BB, and aim to build approximately 4.1 million houses for families with monthly incomes of up to ten times the minimum wage. This program offers, among other things, long-term financing, lower interest rates, greater share of the property financed to the client, subsidies based on income level, lower insurance costs and the creation of a guarantor fund to refinance debt in case of unemployment. Financing to the affordable entry-level segment is primarily made available through the CEF and BB. On March 30, 2016, the Brazilian government launched “MCMVIII”, the third phase of the program, which aims to build approximately 2 million houses in the next three years, with a total investment of approximately R$210.6 billion. In the first quarter of 2017, the Brazilian government launched “MCMVIV”, the fourth phase of the program, which aims to build approximately 610 thousand houses in 2017, with a total investment of approximately R$8.5 billion.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we will prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2014, we had R$63.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2016, we had R$174.4 million recorded as a provision for impairment on landbank and properties for sale.

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

We anticipate that we will need additional financing to implement our expansion strategy and we may not have access to the funding required for the expansion of our business or such funding may not be available to us on acceptable terms. We may finance the expansion of our business with additional indebtedness or by issuing additional debt or equity securities. For example, on October 7, 2013, we entered into a Real Estate Finance System (SFI) loan in the amount of R$300 million. The loan is scheduled to mature in July 2017. The loan is secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The purpose of the loan is to provide funding for housing projects only. The loan agreement contains restrictive covenants which trigger early redemption upon the occurrence of certain events of default.

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

In March 2016, we entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$36.4 million in exchange for cash at the transfer date, discounted to present value, for R$27.3 million.

In May 2016 , we entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$23.0 million in exchange for cash at the transfer date, discounted to present value, for R$17.5 million.

In August 2016, we entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$21.4 million in exchange for cash at the transfer date, discounted to present value, for R$14.9million.

In September 2016, we issued a certificate of bank credit (Cédula de Crédito Bancário, or “CCB”) in the amount of R$65 million to finance our operation and to provide working capital for the Company. The CCB is guaranteed by a specific portion of our landbank and real estate receivables.

In December 2016, we entered into a CCI transaction relating to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$27.0 million in exchange for cash at the transfer date, discounted to present value, for R$19.5 million.

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

As of December 31, 2016, our total debt (loans, financing and debentures) and payables to venture partners was R$1,638.8 million and our short-term debt and payables to venture partners was R$985.9 million. In addition, as of December 31, 2016 our cash and cash equivalents and short-term investments available was R$253.2 million and our net debt represented 71.8% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2016, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for a breach of a certain restrictive covenant in one of the Company’s CCB’s. This breach was mainly due to an impairment of R$610.1 million we recorded in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operations as a result of the discontinuation of Tenda’s operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations (as described above), for which the Company obtained a waiver from the relevant creditor for the year ended December 31, 2016 and period ended March 31, 2017. See Notes 12, 13 and 31(iii) to our consolidated financial statements included elsewhere in this annual report.

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

We are currently implementing our strategy to reorganize our operational infrastructure to promote and enhance our performance. This strategy includes the implementation of a new management structure that, among other things, assigns each brand manager direct responsibility for the operating performance of each brand, and implementing a corporate culture shift within our Tenda brand focused on aligning incentives to improve project execution. As a result, we established an operating structure organized by brand (Gafisa and Tenda) and appointed divisional executive officers responsible for the profit and loss of each business unit. This strategy is intended to pursue the goal of helping to produce more stable cash flow and contributing toward a return to sustainable growth.

On February 7, 2014, we and Tenda issued a notice of material fact to the market reporting that our management was authorized by its board of directors to initiate studies for a potential spin-off of our business unit and Tenda’s business unit into two publicly held and independent companies, in view of the fact that we and Tenda have distinct profiles in respect of strategy, operations and capital structure, and that the synergies between our operations and Tenda’s operations are limited.

After analyzing certain alternatives, our management decided to sell 50% of Tenda’s total capital stock and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into a sale and purchase agreement, or the “SPA”, with Jaguar Real Estate Partners, LP, or “Jaguar”, pursuant to which we will sell Tenda shares representing up to 30% of the total capital stock of Tenda.

The consummation of the transactions described above is subject to certain conditions, among others, established in the SPA, as well as to the entering into between us and Tenda of certain separation agreements, the obtaining of approvals from the competent corporate bodies and obtaining the consent of certain creditors and third parties. For more information, see “Item 4. Information on the Company—A. History and Development of the Company.”

There can be no assurance that we will be able to successfully implement our strategy or satisfy the conditions necessary to enable the transactions described above, and therefore we may also be unsuccessful in achieving such goals behind such strategy, which could result in a material adverse effect with respect to our business, financial condition or results of operations.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2016, R$35.3 million of our R$61.7 million of total labor liabilities and provisions were for such liabilities. Approximately 57.8% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Changes in Brazilian GAAP issued by CPC may differ from IFRS and may adversely affect our results.

Brazilian corporate law was amended by Law No. 11,638 dated December 28, 2007 in order to facilitate the convergence of Brazilian GAAP with IFRS, and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP to IFRS.

On May 28, 2014, the IASB published IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) (CPC 47), which establishes principles that will apply to the recognition of revenue under IFRS. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. In connection with the real estate development sector, the maintenance of the Percentage of Completion revenue recognition method or the adoption of the method of revenue recognition at the time the each relevant unit is delivered will be the result of the contractual analysis performed by our management. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018.

We are in the process of evaluating the impact of CPC 47 on our financial statements. As of the date of this annual report, we have not completed our analysis of CPC 47 and we have not determined the extent to which it will impact our financial statements once they are adopted.

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

In addition, the Brazilian Congress commenced impeachment proceedings against then President Dilma Rousseff on December 2, 2015, for violating budgetary laws to prop up the Brazilian economy during her reelection campaign in 2014. On April 17, 2016, more than two-thirds of Brazil’s Congress voted to proceed with the impeachment proceedings. The proceedings then moved to the Senate, which on May 12, 2016 voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time Vice President Michel Temer assumed the Presidency. On August 31, 2016, President Rousseff was convicted by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, scheduled for October of 2018. Ms. Rousseff appealed the Senate’s final decision to the Supreme Court, whose decision is pending. In this context, it is currently uncertain whether Mr. Temer will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. In addition, Mr. Temer and his government have been the target of protests throughout Brazil since he assumed power on a provisional and now definitive basis. We have no control over the political situation in Brazil and cannot foresee what policies or actions the Brazilian government may pursue. Any of these factors may adversely affect the Brazilian economy, our business, financial condition, results of operations and the trading price of our common shares. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order the achieve higher rates of economic growth, and has historically maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth. We cannot foresee what policies the government will adopt. In addition, in the past, the Brazilian economy has been affected by political events in the country, which have also affected the confidence of investors and the general public, which harms the performance of the Brazilian economy. Furthermore, any indecision by the Brazilian government in implementing changes in certain policies or regulations may contribute to economic uncertainty in Brazil, and increase stock market volatility.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015 and 7.2% in 2016. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015 and 6.3% in 2016. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.25% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012, 8.1% in 2013, 6.9% in 2014, 7.5% in 2015 and 6.1% in 2016. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally, especially in the United States. The prices of shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A. — Bolsa de Valores Mercadorias e Futuros), or the “BM&FBOVESPA,” have been historically affected by the fluctuation of interest rates and stock exchange indexes in the United States. Events in other countries or capital markets could have an adverse effect on the price of our shares, which could make it more difficult for us to access the capital markets and obtain financing on acceptable terms in the future, or at all.

The ongoing “Lava Jato” investigation regarding corruption at and with Petróleo Brasileiro S.A., or Petrobras, may hinder the growth of the Brazilian economy, and could have an adverse effect on our business.

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

The allegations under the “Lava Jato” investigations along with the economic downturn resulted in Brazil being downgraded to non-investment grade status by S&P in September 2015, by Fitch Ratings in December 2015, and by Moody’s in February 2016, as well as in the downgrade of various major Brazilian companies. Such downgrades have further worsened the conditions of the Brazilian economy and the condition of Brazilian companies, especially those relying on foreign investments.

Such investigations have recently extended to persons in high positions in the executive and legislative branches of the Brazilian government, which has caused considerable political instability. It is difficult to predict the effects of such political instability. Persistent economic hardship in Brazil resulting from, among other factors, such investigations, the developments arising therefrom and a scenario of high political instability may have a material adverse effect on us.

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

As of December 31, 2011, the SELIC rate was 11%. As of December 31, 2012, the Central Bank had significantly reduced the SELIC rate to 7.25%. As of December 31, 2013, the Central Bank had increased the SELIC rate to 10%. As of December 31, 2014, the Central Bank had further increased the SELIC rate to 11.75%. As of December 31, 2015, the SELIC rate was 14.25%, and as of December 31, 2016, the SELIC was 13.75%. As of the date of this annual report, the SELIC rate is 11.25%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate continue to increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2016, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The BM&FBOVESPA, the only Brazilian stock exchange, had a market capitalization of US$757.0 billion as of December 31, 2016 and an average daily trading volume of US$2.4 billion for 2016. In comparison, the NYSE had a domestic market capitalization of US$20.2 trillion (excluding funds and non-U.S. companies) as of December 31, 2016 and an average daily trading volume of approximately US$43.9 billion for 2016.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 58.9% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2016. Gafisa’s average daily trading volume on the BM&FBOVESPA and in the NYSE in 2016 was US$3.8 million and US$0.5 million, respectively.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our board of directors approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.3111 per share. Such payment was effective February 12, 2014. On April 25, 2014, our shareholders approved a distribution of dividends in the amount of R$32.9 million, representing R$0.0825 per share. Based on the negative results of the fiscal year 2014, on April 16, 2015, our shareholders did not approve any distribution of dividends. On April 25, 2016, our shareholders approved a distribution of dividends in the amount of R$17.7 million, representing R$0.0481 per share. Based on the negative results of the fiscal year 2016, we expect that our shareholders will not approve any distribution of dividends at our annual shareholders' meeting expected to be held on or about April 28, 2017.

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

Although the matter is not entirely clear, we believe it is reasonable to take the position that ADSs do not constitute assets located in Brazil for the purposes of Law No. 10,833/03. Accordingly, the disposition of our ADSs by a non-resident to either a Brazilian resident or a non-resident should not be subject to taxation in Brazil. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. In the event that a disposition of our ADSs is considered a disposition of assets located in Brazil, gains on a disposition of ADSs by a non-resident of Brazil may be subject to income tax in Brazil. See “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Gains.”

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) would be treated as U.S. source gain or loss for all foreign tax credit purposes. Consequently, U.S. Holders will not be able to credit any Brazilian income tax imposed on such gains against their U.S. federal income tax liability unless they have other taxable income from foreign sources in the appropriate foreign tax credit basket. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against such holder’s U.S. federal income tax on foreign-source income from other sources.

There can be no assurance that we will not be a passive foreign investment company, or “PFIC,” for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares or ADSs.

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2016 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year. Moreover, after the expected spin-off and sale of the Company’s shares of Tenda in 2017, as described in “Item 4. Information on the Company—A. History and Development of the Company—General,” the Company will own less than 25% of Tenda shares and, therefore, the Company’s income and assets will no longer include Tenda’s income and assets for purposes of determining the Company’s PFIC status. On a non-consolidated basis (i.e., without taking into account Tenda’s income), the Company had financial income for the 2016 taxable year in an amount that was substantial relative to its gross margin.  The Company may become a PFIC if its financial income for any taxable year constitutes 75% or more of its gross income (generally, the sum of the Company’s financial income and gross margin) for such year.

If the Company were a PFIC for any taxable year during which a U.S. holder owned its common shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Item 10. Additional Information—E. Taxation——Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,100 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism. Our brands include Gafisa, which offers a variety of residential options to the mid to higher income segments, Tenda (currently disclosed as a discontinued operations), which serves the affordable entry-level housing segments and Alphaville (equity method investment), which focuses on the identification, development and sale of high quality residential communities. In addition, we provide construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2016, 40.7% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. For the year ended December 31, 2016, approximately 59.3% of the value of our launches was derived from Tenda, our affordable entry-level housing brand.

Gafisa and Tenda currently operate in several cities, including São Paulo, Rio de Janeiro, Salvador, Recife, Belo Horizonte, and Porto Alegre. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2016, approximately 36.7% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

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

During 2015, as part of the spin-off studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. On April 29, 2015, we announced to the market that the spin-off studies were ongoing and would take longer to be concluded than had been initially expected.

During 2016, we did not issue a launch guidance for the Tenda segment or the Gafisa segment as a result of the continuing weakening economic conditions and political instability in Brazil.

On August 16, 2016, we announced to the market that that the spin-off studies were ongoing and that we were evaluating other potential capital structure options and separation alternatives for the Gafisa and Tenda business units, including a potential offer of securities and/or a sale of equity interests, in addition to the spin-off itself.

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into the SPA with Jaguar pursuant to which we will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share. Pursuant to the SPA, we will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million.

As of the date of this annual report, we estimate the potential spin-off of the Gafisa and Tenda business units will be concluded in May or June 2017.

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

During 2014, we also revised our 2014 launch guidance for the Gafisa segment as a result of weakening economic conditions in Brazil. We did not issue a launch guidance for the Gafisa segment or the Tenda segment during 2015 and 2016 due to the continuing weakening economic conditions and political instability in Brazil.

During 2015 and 2016, we implemented several initiatives in connection with the potential spin-off. During 2016, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock, and implement the spin-off, pursuant to the SPA. See “Item 4. Information on the Company—A. History and Development of the Company—General” for further information.

On March 23, 2017, the Company conducted a reverse split of common shares issued by the Company, at the ratio of 13.483023074 to 1, and proportional adjustment to the limit of authorized capital. As of the date of this annual report, the share capital is comprised of 28,040,162 common, registered and non-par value shares.

Capital Expenditures

In 2016, under the Gafisa brand, we invested R$35.8 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$10.8 million and R$7.8 million, respectively.

In 2015, under the Gafisa and Tenda brands, we invested R$54.6 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$9.4 million and R$22.7 million, respectively.

In 2014, under the Gafisa and Tenda brands, we invested R$88.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$19.3 million and R$10.9 million, respectively.

Our capital expenditures are all made in Brazil and are usually funded by financings through local debt capital markets. We currently do not have any significant capital expenditures in progress.

B. Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. For over more than 60 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,100 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brands “Gafisa,” “and “Tenda” are well-known brands in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2016, 40.7% of the value of our launches was derived from high and mid high-level residential developments under the Gafisa brand. In addition, we also provide construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest. For the year ended December 31, 2016, approximately 59.3% of the value of our consolidated launches was derived from the Tenda brand, our affordable entry-level housing brand. We are currently operating in several cities, including São Paulo, Rio de Janeiro, Salvador, Recife Belo Horizonte and, Porto Alegre which represents approximately 14% of the national population and approximately 21% of the gross domestic product as of December 31, 2014. Many of these developments are located in markets where few large competitors currently operate. For the year ended December 31, 2016, approximately 34.9% of our launches were derived from our operations outside the states of São Paulo and Rio de Janeiro and from developments related to the “Minha Casa Minha Vida” program under the Tenda brand.

Our Markets

We are present in 48 municipalities throughout Brazil, including Barueri, Belém, Belo Horizonte, Betim, Brasília, Camaçari, Camaragibe, Campinas, Campos dos Goytacazes, Canoas, Cotia, Cuiabá, Curitiba, Goiânia, Governador Valadares, Gramado, Guarujá, Guarulhos, Itaquaquecetuba, Itu, Jaboatão dos Guararapes, Jundiaí, Lauro de Freitas, Macaé, Maceió, Manaus, Niterói, Nova Iguaçu, Osasco, Paulista, Porto Alegre, Porto Velho, Recife, Rio de Janeiro, Salvador, Santa Luzia, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São José dos Campos, São Leopoldo, São Luís, São Paulo, Sete Lagoas, Vespasiano and Volta Redonda.

Our Gafisa brand is present in 30 municipalities throughout Brazil, including Barueri, Belém, Campinas, Cuiabá, Curitiba, Goiânia, Gramado, Guarujá, Guarulhos, Itu, Jundiaí, Macaé, Maceió, Manaus, Niterói, Nova Iguaçu, Osasco, Porto Alegre, Porto Velho, Rio de Janeiro, Salvador, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São Jose dos Campos, São Luís, São Paulo and Volta Redonda.

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2016		2015		2014
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	2,263,336	100.0	2,060,984	98.8	1,636,311	100.0
Land subdivisions	—	N/A	—	N/A	—	N/A
Commercial	—	—	24,272	1.2	—	N/A
Potential sales (1)	2,263,336	100.0	2,085,257	100.0	1,636,311	100.0
(1)	Of this amount, R$1,342,490, R$1,088,941 and R$613,299 are related to Tenda, which is disclosed as a discontinued operations as of December 31, 2016, 2015 and 2014, respectively.

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For year ended December 31,
	2016		2015		2014
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	999,903	100.0	770,960	97.6	519,210	100.0
Land subdivisions	N/A	N/A	N/A	N/A	N/A	N/A
Commercial	N/A	N/A	18,679	2.4	N/A	N/A
Sales (1)	999,903	100.0	789,639	100.0	519,210	100.0
(1)	Of this amount, R$557,970, R$507,570 and R$176,823are related to Tenda, which is disclosed as a discontinued operations as of December 31, 2016, 2015 and 2014 respectively.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2016	2015	2014
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	920,846	884,269	770,269
Developments launched(2)	10	10	7
Usable area (m2)(3)	109,117	104,678	107,156
Units launched(4)	1,768	2,224	1,474
Average sales price (R$/m2)(3) (5)	8,439	8,448	7,188
Rio de Janeiro
Potential sales value of units launched(1)	—	112,047	252,742
Developments launched(2)	—	2	2
Usable area (m2)(3)	—	9,427	27,827
Units launched(4)	—	206	315
Average sales price (R$/m2)(3)(5)	—	11,886	9,083
Total Gafisa
Potential sales value of units launched(1)	920,846	996,315	1,023,012
Developments launched(2)	10	12	9
Usable area (m2)(3)	109,117	114,105	134,983
Units launched(4)	1,768	2,378	1,789
Average sales price (R$/m2)(3)(5)	8,439	8,732	7,579
Tenda (6)
Potential sales value of units launched(1)	1,342,490	1,088,941	613,299
Developments launched(2)	41	29	14
Usable area (m2)(3)	454,921	314,152	191,438
Units launched(4)	9,819	7,711	4,315
Average sales price (R$/m2)(3)(5)	2,951	3,466	3,203

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$8,439, R$8,732 and R$7,579 in 2016, 2015 and 2014, respectively, for Gafisa’s ventures only.

(6) This information is presented for comparison purposes, as we have disclosed Tenda as a discontinued operations as of December 31, 2016.

Our developments for sale are divided into three broad categories: (1) residential buildings, (2) land subdivisions, and (3) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at upper-income customers; (2) buildings targeted at middle-income customers; and (3) affordable entry-level housing targeted at lower-income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we focused our efforts back to São Paulo and Rio de Janeiro.

Luxury Buildings

Luxury buildings are a high margin niche. Units usually have over 150 square meters of private area, at least four bedrooms and three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$12,000. Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$40,000.

The table below sets forth our luxury building developments launched between January 1, 2014 and December 31, 2016:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2016)
MN15 Ibirapuera	2016	100	5,327	2019	15	5.4%
067 Hermann Junior	2015	100	6,609	2018	22	40.9%
Scena Alto da Lapa	2015	100	5,226	2018	42	46.8%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Middle Income Buildings

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 50 and 150 square meters of private area, between one and three bedrooms and up to three underground parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$6,000 to R$12,000. Developments in Rio de Janeiro tend to be larger due to the large tracts of land available in Barra da Tijuca. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$10,000 and R$40,000.

The table below sets forth our middle-income building developments launched between January 1, 2014 and December 31, 2016:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2016)
Gafisa Like Aclimação	2016	100	9,367	2019	138	47%
Barra Vista F2	2016	50	5,864	2019	108	29%
Square Choice Santo Amaro	2016	100	13,683	2019	227	36%
Moov Estação Vl. Prudente	2016	100	10,444	2019	152	74%
Gafisa Like Alto da Boa Vista	2016	100	15,141	2019	232	30%
Moov Freguesia	2016	100	15,688	2019	307	69%
Gafisa Square Ipiranga	2016	100	31,380	2019	280	89%
044 Vila Rica	2016	100	5,568	2020	35	16%
Marquês 2900	2016	50	6,188	2019	66	21%
Go Maraville	2015	100	16,956	2017	296	50%
Vision Paulista	2015	100	7,168	2017	200	53%
Bosque Marajoara	2015	100	23,833	2018	339	54%
Mood Lapa	2015	100	7,619	2017	153	50%

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2016)
Alphamall	2015	100	2,342	2018	53	77%
Smart Santa Cecilia	2015	100	8,947	2018	290	16%
Smart Vila Madalena	2015	100	8,097	2018	230	48%
Vision Capote Valente	2015	100	8,412	2018	151	38%
Barra Vista Fase 1	2015	50	5,864	2019	108	29%
Gafisa Hi Centro	2014	100	15,343	2016	271	66%
Alphagreen	2014	100	17,985	2016	207	49%
D.O.C. Quatá	2014	100	4,613	2016	82	88%
Ristretto Lorian Boulevard	2014	100	32,393	2017	324	82%
Gafisa Wide Vila Mariana	2014	100	8,157	2016	84	100%
Today Modern Residences	2014	100	11,228	2017	126	51%
Gafisa Hi Guacá	2014	100	10,689	2017	200	65%
Gafisa Home Espaço Cerâmica	2014	100	20,442	2017	256	78%
Easy Cidade Universitaria	2014	100	26,503	2017	404	84%
_____________
(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Affordable Entry-Level Developments

Affordable entry-level housing consists of building and house units. Units usually have between 42 to 60 square meters of indoor private area and two to three bedrooms. Average price per square meter ranges from approximately R$1,500 to R$4,800. Affordable entry-level housing developments are tailored to families with monthly household incomes between approximately R$1,600 and R$5,000.

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

The table below sets forth our affordable entry-level housing developments launched by us between January 1, 2014 and December 31, 2016:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2016)
Monte Azul	2016	100	6,970	2017	180	98%
Campo de Aviação - Fase 3	2016	100	12,668	2017	304	80%
Vila Imperial - Fase 2	2016	100	9,612	2018	240	100%
Querencia Amanda e Gaúcha	2016	100	11,281	2018	280	63%
Vila Florida - Fase 3	2016	100	10,344	2018	240	55%
Terra Brasilis Praia Arembepe – F1	2016	100	7,800	2017	200	53%
Solar da Baronesa	2016	100	3,560	2017	80	96%
Alto da Colina	2016	100	8,900	2017	200	49%
Campos do Sul - Fase 1	2016	100	12,087	2018	300	75%
Reserva das Arvores II	2016	100	8,739	2019	200	75%
Bela Vida I - Fase 2	2016	100	6,991	2019	160	99%
Mar Azul Fase 1	2016	100	12,015	2018	300	44%
Reserva Das Arvores III	2016	100	5,243	2019	120	0%
Gênova	2016	100	12,490	2018	320	22%
Vista Azul - Fase 1	2016	100	11,176	2019	260	39%
Parque Rio Maravilha III	2016	100	12,198	2019	279	35%
Avenida Fase 1	2016	100	11,323	2019	259	89%
Estação Primavera	2016	100	7,744	2019	200	98%
Nova Zelandia I - Fase 2	2016	100	12,390	2019	320	67%
Vila São Luís	2016	100	4,646	2018	120	93%
Villa Germânica Fase 1	2016	100	12,357	2018	300	36%
Veredas de Itaquá	2016	100	9,177	2019	237	55%
Bela Vida II	2016	100	17,478	2019	400	18%
Vila Verde - Fase 1	2016	100	13,856	2019	320	15%
Alto da Baviera	2016	100	9,886	2019	240	30%
Eng. Camarás Cond I -Fase 2	2016	100	11,334	2019	272	49%
Alto do Picuaia Fase 1	2016	100	12,159	2019	300	38%
Viena - Fase 2	2016	100	6,245	2019	160	0%
Vida Alegre Sarandi F3 - Fase 1	2016	100	11,271	2019	280	6%
Província do Porto - Fase 2	2016	100	9,670	2019	240	10%
Praia de Jangada Fase 2	2016	100	13,301	2019	320	23%
Butantã Turmalina Fase 1	2016	100	4,182	2019	108	61%
Butantã Turmalina Fase 2	2016	100	2,788	2019	72	42%
Estância das Flores Fase 1	2016	100	11,883	2019	300	14%
Cidade Imperial - Fase 1	2016	100	10,680	2019	240	9%
Campo de Aviação - Cond. Santos Dumont	2016	100	12,668	2019	304	6%
Vista do Vale Fase 1	2016	100	12,970	2019	320	8%
Berlim Fase 1	2016	100	9,367	2019	240	1%
Arembepe II	2016	100	7,806	2020	200	2%
Campos Do Sul - Fase 2	2016	100	10,475	2019	260	2%
Colibris	2016	100	5,886	2019	144	3%
Residencial Orquídeas	2015	100	10,842	2016	280	100%
Residencial Vera Cruz	2015	100	9,618	2016	220	100%
Campo de Aviação F1	2015	100	12,668	2016	304	96%
Residencial Viena F1	2015	100	17,173	2017	440	90%
Jardins Itaquera	2015	100	7,744	2016	200	100%
Residencial das Laranjeiras	2015	100	8,518	2015	220	100%
Vida Alegre Sarandi F1	2015	100	12,865	2016	320	98%
Residencial Flor de Liz	2015	100	6,970	2016	180	100%
Mar de Abrantes	2015	100	14,051	2016	360	91%
Residencial Vila Atlântica F2	2015	100	7,876	2016	200	100%
Praia de Jangada F1	2015	100	14,631	2016	352	94%
Parque Rio Maravilha F2	2015	100	12,242	2017	280	100%
Bela Vida F1	2015	100	10,443	2016	239	96%
Engenho Camaras - F1	2015	100	12,001	2017	288	95%
Vila Florida F2	2015	100	8,275	2017	192	99%
Vila Imperial F1	2015	100	11,214	2017	280	100%
Vida Alegre Sarandi F2	2015	100	11,270	2016	280	96%
Palácio Imperial - F2	2015	100	11,214	2016	240	83%
Recanto do Sol	2015	100	12,235	2017	280	75%
Nova Zelândia	2015	100	15,488	2017	400	99%
Viver Bem São Gabriel	2015	100	7,736	2017	180	97%
Res Parque Real Garden	2015	100	6,814	2017	156	52%
Residencial Vida Leve	2015	100	14,682	2017	336	63%

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2016)
Res Provincia Do Porto I	2015	100	11,281	2017	280	91%
Res Morada Das Gaivotas	2015	100	8,518	2017	220	100%
Res Bellas Aguas	2015	100	12,175	2017	304	76%
Barra Viva (3)	2015	50	15,415	2017	546	50%
Res Mirante Guaianazes	2015	100	9,293	2017	240	100%
Residencial Tulipas	2015	100	9,293	2016	240	100%
Res. Nova Itaquera	2015	100	7,744	2016	200	100%
Parque Das Flores Guaianazes	2014	100	3,872	2015	100	100%
Parque Rio Maravilha	2014	100	19,591	2015	440	100%
Verde Vida - F2	2014	100	15,084	2015	340	98%
Renascença Candeias	2014	100	19,228	2015	432	99%
Vila Florida - F1	2014	100	19,225	2016	432	100%
Palácio Imperial - F1	2014	100	11,323	2016	259	95%
Rio Da Prata	2014	100	13,629	2015	312	100%
Recanto De Abrantes - F1	2014	100	13,270	2015	340	97%
Monte Alegre	2014	100	7,744	2015	200	100%
Parque Santo André	2014	100	6,195	2015	160	100%
Residencial Das Palmeiras	2014	100	10,067	2016	260	100%
Terra Brasilis - F1	2014	100	11,709	2016	300	97%
Vila Atlântica - F1	2014	100	10,648	2017	240	100%
Reserva Das Árvores - F1	2014	100	21,860	2015	500	96%

 ____________

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest acquisition.

(3) Development launched under Gafisa brand.

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

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed luxury and middle income housing and commercial developments under Gafisa’s Brand as of December 31, 2016, with percentage of units sold less than 90%:

As of December 31, 2016
Project Description	Units Sold (%)
Alpha Green (1)	86
Alphagreen RJ (2)	49
Américas Avenue Business Square (3)	58
Avant Garde (4)	88
Axis Business Tower (5)	47
D.O.C – Quatá (6)	88
Gafisa Square Santo Amaro (7)	88
Gafisa Wide Cambuí (8)	80
Gran Park Árvores F2 (9)	89

As of December 31, 2016
Project Description	Units Sold (%)
Gran Park Árvores F4 (10)	88
Gran Park Árvores F6 (11)	74
Gran Park Varandas F2 (12)	87
Gran Park Varandas F3 (13)	75
Gran Park Varandas F4 (14)	72
Gran Park Varandas F5 (15)	66
Gran Park Varandas F6 (16)	69
Gafisa Hi Centro (17)	66
Laguna Mall (18)	73
Manhattan Square - Wall Street (19)	84
O Bosque (20)	72
Riviera de Ponta Negra – Nice (21)	88
SAO WAY (22)	66
SAO GATE (23)	33
Target Offices & Mall (24)	72

____________

1)	Alpha Green. This development was 100% completed at December 31, 2016 at which time 86% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(2)

AlphaGreen RJ. This development was 100% completed at December 31, 2016 at which time 49% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will besold within the next 24 - 36 months. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in Brazil, particularly in the city of Rio de Janeiro, and their impact on the real estate market in the city of Rio de Janeiro. We are currently working on increasing the sales speed of these units by investing in marketing and sales campaigns for these units and, in some cases, by offering discounts on the sales prices for specific units.

(3)	Américas Avenue Business Square. This development was 100% completed at December 31, 2016 at which time 58% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next two years. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in Brazil, particularly in the city of Rio de Janeiro, and their impact on the real estate market in the city of Rio de Janeiro. We are currently working on increasing the sales speed of these units by investing in marketing and sales campaigns for these units and, in some cases, by offering discounts on the sales prices for specific units.

(4)	Avant Garde. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)	Axis Business Tower. This development was 100% completed at December 31, 2016 at which time 47% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 - 36 months.

(6)	D.O.C - Quatá. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)	Gafisa Square Santo Amaro. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)	Gafisa Wide Cambuí. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)	Grand Park Árvores F2. This development was 100% completed at December 31, 2016 at which time 89% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(10)	Grand Park Árvores F4. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)	Grand Park Árvores F6. This development was 100% completed at December 31, 2016 at which time 74% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)	Grand Park Varandas F2. This development was 100% completed at December 31, 2016 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)	Grand Park Varandas F3. This development was 100% completed at December 31, 2016 at which time 75% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(14)	Grand Park Varandas F4. This development was 100% completed at December 31, 2016 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(15)	Grand Park Varandas F5. This development was 100% completed at December 31, 2016 at which time 66% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)	Grand Park Varandas F6. This development was 100% completed at December 31, 2016 at which time 69% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(17)	Gafisa Hi Centro. This development was 100% completed at December 31, 2016 at which time 66% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(18)	Laguna Mall. This development was 100% completed at December 31, 2016 at which time 73% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(19)	Manhattan Square - Wall Street. This development was 100% completed at December 31, 2016 at which time 84% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(20)	O Bosque. This development was 100% completed at December 31, 2016 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(21)	Riviera de Ponta Negra - Nice. This development was 100% completed at December 31, 2016 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(22)	SAO WAY. This development was 100% completed at December 31, 2016 at which time 66% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 - 36 months.

(23)	SAO GATE. This development was 100% completed at December 31, 2016 at which time 33% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 - 36 months.

(24)	Target Offices & Mall. This development was 100% completed at December 31, 2016 at which time 72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Gafisa brand developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: Espaço Alpha, AltaVista, Canto dos Passaros, Reserva do Bosque, Jatiuca Trade Residence, Americas Avenue, Icon Business e Mall, Target Offices e Mall, Vision Capote Valente, Smart Vila Madalena and Barra Viva.

The table below sets forth our finished affordable entry-level housing developments under Tenda’s Brand as of December 31, 2016, with less than 90% of units sold:

Project Description	As of December 31, 2016 Units Sold (%)
Residencial Cordoba (1)	59%
Res Napoli (2)	80%
Residencial Michelangelo (3)	88%
Res Vila Coimbra (4)	50%
Positano Garden (5)	62%

____________

(1)	Residencial Cordoba. This development has 59% of its units sold. Due to certain issues related to the legal documentation for the unsold units, there is no selling forecast as of the date of this annual report relating to the time period within which the remaining units will be sold. However, it is expected that, once these issues are resolved, the remaining units will be sold within a short time period, based on the Company’s internal assessments.

(2)	Res Napoli I. This development has 80% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)	Residencial Michelangelo. This development has 88% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)	Res Vila Coimbra. This development has 50% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)	Positano Garden. This development has 62% of its units sold. According to the Company’s existing business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our Tenda brand developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects:

• Res. Pedra Bella • Res. Quintas De Portugal • Res. Villa Esplendore • Bairro Novo Cotia II • Res. Portal Das Rosas • Fit Giardino • Res. Villa Verde	• Res. Jardim Girassol II F1 • Res. Jardim Girassol II F2 • Parque Arvoredo Fase 2B • Vila Allegro • Residencial Flor De Liz • Res. Vila Coimbra

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

As a result of the sale of the 70% interest in Alphaville on December 9, 2013, we were not involved in the launch of any residential communities under the Alphaville brand in 2014, 2015 and 2016.

Commercial Buildings

In 2014, we did not launch any commercial buildings.

In 2015, we launched one commercial building: Alphamall.

In 2016, we did not launch any commercial buildings.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

The table below sets forth the real estate developments for third parties currently under construction, in which we also have an equity interest, between January 1, 2014 and December 31, 2016:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Adamas	2013	50%	GTIS Partners	Residential

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

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2016, our development-client database was comprised of more than 44,500 and 110,000 individuals for Gafisa and Tenda, respectively. We currently have approximately 22,400 and 20,100 active clients for Gafisa and Tenda, respectively.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2016, our main construction services client was GTIS Partners, with whom we retain an equity interest in the Adamas development.

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

As of December 31, 2016, we had an inventory of 38 land parcels under Gafisa, in which we estimate we could develop a total of 10,917 residential units with a sales value of R$4.8 billion, of which 60.3% represents land acquired through barter transactions. The table below sets forth the breakdown of our land reserves by location and by segment:

	Gafisa		Tenda – Discontinued operations (2)
	Future Sales (% Gafisa) (1)	% Bartered	Future Sales (% Gafisa)	% Bartered
	(in millions of reais)		(in millions of reais)
São Paulo	3,019.8	48.8%	1,239.0	10.9%
Rio de Janeiro	1,819.5	72.5%	1,047.1	27.8%
Other states	-	0%	2,175.6	17.1%
Total	4,839.3	60.1%	4,461.8	17.2%

_____________

(1)	Information reflects our interest.

(2)	As of December 31, 2016, Tenda had an inventory of 138 land parcels, in which we estimate it could develop a total of 32,707 residential units with a sales value of R$4.5 billion, of which 17.2% represents land acquired through barter transactions.

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

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 467 independent Gafisa Vendas brokers, 37 sales consultants and 11 sales managers.

The creation of Gafisa Vendas was intended to establish a strategic channel for us to access our clients and to reduce our dependence on outside brokers for marketing. Because the sales force at Gafisa Vendas is trained to sell our products exclusively, we believe that it is able to focus on the sale of our developments, articulate the unique features of our development, manage our current customers and capture new customers more effectively. Gafisa Vendas was initially established in São Paulo in 2006 and opened a branch in Rio de Janeiro in 2007. In 2012, 2013, 2014, 2015 and 2016, Gafisa Vendas was responsible for approximately (i) 47%, 51%, 61%, 60.9% and 61.1%, respectively, of our sales in the state of São Paulo, and (ii) 52%, 45%, 23.4%, 60.6% and 48.8%, respectively, of our sales in the state of Rio de Janeiro.

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

Tenda’s sales and marketing efforts are coordinated through 35 store fronts located across the principal metropolitan areas of the country. A direct sales force is trained to offer advice to first-time home buyers and to assist these buyers in finding the best financing solution. In addition, this sales force provides information on the benefits under the public housing program “Minha Casa, Minha Vida”, including the process of obtaining a mortgage through the CEF and BB. Because the Tenda sales force is specially trained to provide information on the affordable entry-level segment, we believe that they are uniquely positioned to provide us with an advantage in this segment.

In addition to direct sales, Tenda markets its developments through telemarketing, which generates more than 50,000 calls and 40,000 chats per month and results in over 12,000 visits per month to its store fronts. Tenda also gathers information on its customers’ preferences to better tailor its marketing efforts and has implemented a customer relationship management department in order to improve its client satisfaction. Finally, Tenda focuses on improving its sales during the launch of a development using a specific strategy for each type of development. For example, with large developments, Tenda has successfully combined its direct sales force with independent real estate brokerage firms, and the increase in cost associated with such combined efforts was offset by the significant increase in sales during the initial months after launch.

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

We invest in technology. Our research and development costs amounted to R$1.0 million in 2016, R$1.0 million in 2015, and R$1.2 million in 2014. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we provide for each type of development as of December 31, 2016:

Sales Term	Luxury	Middle Income	Affordable Entry—Level(1)
Mortgage lending (delivery)	90%	90%	—
Caixa Econômica Federal and Banco do Brasil	—	—	100%
Gafisa 36 months	10%	10%	—
Gafisa 60 months	—	—	—
Gafisa 120 months	—	—	—

_____________

(1)	Includes Tenda developments. We do not provide any customer financing for these developments.

Mortgages. In 2016, 70% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2016:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH (2)	% annually + TR	R$1,500,000	R$1,200,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS	6% annually + TR	R$225,000	R$225,000

_____________

(1)	TR refers to the daily reference rate.

(2)	The maximum home value and maximum loan value amounts are valid until December 31, 2017. As of January 1, 2018, these amounts will be R$950,000 and R$760,000 for maximum home value and maximum loan value, respectively.

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

Financing by Gafisa after delivery. In addition, we offer financing plans to prospective customers using our own capital, where we finance purchases for up to 120 months after the completion of the construction. For completed units we require a down payment of 30% and financing of the remaining balance with up to 120 monthly installments. For units under construction we require a down payment of 10% and provide financing for the remaining balance of 25-35% with up to 30 monthly installments until the delivery of the unit and financing of the remaining 75-65%, respectively, with up to 120 additional monthly installments. All of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer delinquency on our sales. On March 31, 2017, our clients’ delinquency level was 13.5% of our accounts receivable for Gafisa and 13.1% for Tenda.

In order to maintain low rates of customer delinquency, we have adopted a conservative and robust credit and receivables management policy, pursuant to which: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage delinquency and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 40-45% (Gafisa) and 20% (Tenda) of the total amount paid to us plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a delinquency occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action.

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 49% in February 2017. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5”.

Operating and Financial Review and Prospects—A. “Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth the client’s delinquency level breakdown by segment:

	As of and for the year ended December 31,
Delinquency level by segment	2016	2015	2014
Gafisa	12.40%	11.40%	6.19%
Tenda	11.30%	12.85%	7.43%

The increase in our delinquency levels is mainly due to the weakening economic conditions and political instability in Brazil since 2014.

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

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2016		As of December 31, 2015		As of December 31, 2014
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	3,109	1,319,292	3,305	1,427,733	2,836	1,246,996
Volume/Sales value of cancelations	(931)	(508,827)	(972)	(512,937)	(1,014)	(435,964)
Percentage	29.9%	38.6%	29.4%	35.9%	35.8%	35.0%
Volume/Sales value, net of cancelations	2,178	810,464	2,333	914,796	1,822	811,032
Tenda
Contracted sales	10,059	1,417,855	8,108	1,208,135	6,248	919,381
Volume/Sales value of cancelations	(1,921)	(275,988)	(1,293)	(192,004)	(3,561)	(523,400)
Percentage	19.1%	19.5%	16.0%	15.9%	57.0%	56.9%
Volume/Sales value net of cancelations	8,138	1,141,866	6,815	1,016,131	2,687	395,981
Total sales value net of cancelation	10,316	1,952,330	9,148	1,930,927	4,509	1,207,013

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 41% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 21.6% during the three year period ended December 31, 2016, resulting in an increase in the construction costs of Gafisa and Tenda over that period. During the three year period ended December 31, 2016, the IGP-M increased 20.70%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Elevadores Atlas Shindler S.A., Portobello S.A. and IBRAP Industria Brasileira de Aluminio e Plastico S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 28 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2016	2015	2014
	(Launches in R$ million)
Local market	12,208	14,410	26,359
Gafisa(2)	870	1,223	770
Gafisa’s market share	7.1%	8.5%	2.9%

_____________

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2016	2015	2014
	(Launches in R$ million)
Local market	2,196	2,119	11,796
Gafisa(2)	0	365	253
Gafisa’s market share	0%	17.2%	2.1%

_____________

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest. In 2016, we did not launch any development in Rio de Janeiro.

Seasonality

Although the Brazilian real estate market is not generally seasonal, there are a few months of the year when the market slows down (January, February and July) each year. These months coincide with school vacations and result in the postponement of investment decisions. We are impacted similarly as the rest of the market during such periods.

Subsidiaries

We carry out our real estate developments directly or through our subsidiaries or our jointly-controlled entities in partnership with third parties. As of December 31, 2016, Gafisa had 105 direct and indirect subsidiaries, 20 jointly-controlled entities under operations and 4 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector. Gafisa also holds a 30% interest in the capital stock of Alphaville.

Many of Gafisa’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of our 129 SPEs, 72.9% are wholly-owned by us and 8.5% are majority-owned by us, and we hold an interest of 50% or less in the remaining 18.6%.

Tenda is a wholly-owned subsidiary of Gafisa. As of December 31, 2016, Tenda had 88 subsidiaries, 15 jointly-controlled entities under operations and 5 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Tenda has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Many of Tenda’s subsidiaries and joint-ventures are SPEs, many of which have been incorporated by us as joint ventures together with other real estate and construction companies in Brazil. Of Tenda’s 88 SPEs, 77% are wholly-owned by us and 13% are majority-owned by us, and we hold an interest of 50% or less in the remaining 10%.

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

As of the date of this annual report, we had approximately 129 pending trademark applications and 130 trademarks registered in Brazil with the INPI of which approximately (a) 123 pending applications and 118 registered trademarks refer to Gafisa, and (b) 6 pending applications and 12 registered trademarks refer to Tenda.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment. Other relevant trademark we own, such as “Tenda,” are also registered with the INPI in several classes in connection with our daily activities.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 85 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between May 2017 and February 2023. We will seek to renew our domain names expiring in 2017, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., ACE Seguradora S.A., AXA Seguros S.A., Travelers Seguros Brasil S.A, Tokio Marine Seguradora S.A., Porto Seguro Cia de Seguros Gerais, J. Malluceli Seguros S.A., Swiss RE, Fator Seguradora, Zurich Seguros and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

For the construction of land subdivisions, the developer must proceed through the following steps: (1) prior to developing the land subdivision plan, it must request the municipality in which the development will be located to issue directives on use policies specifically to the land, such as the delineation of lots, road and street systems and areas reserved for municipal or community properties; (2) pursuant to the directives issued by the municipality, it must develop a plan for the proposed land subdivision and present it to the municipality for approval, including the plans, designs, descriptions, and schedule for performance of the work, among other documents; and (3) after approval for the land subdivision project is obtained, it must be submitted for recording in the property registry of the appropriate Real Estate Registry Office within 180 days. The approval may be revoked and treated as expired if it is not submitted for recording within the 180-day period.

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

The legal requirements for the approval of the land subdivision by a municipality include: (1) the developer must preserve a percentage of the land used for residential communities as open spaces for public use and for municipal or community properties with the percentage determined by each municipal zoning code; (2) each lot must have a minimum area of 125 square meters and the distance between the building and the street must be at least five meters; (3) the developer must reserve 15 meters of land on either side of running or still water and of strips of public domain land for roads and highways; and (4) the allotment procedures must be coordinated with the official adjacent tracks, existing or projected, and harmonized with the local topography.

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

Housing Finance System, or “SFH”

Law No. 4,380 of August 21, 1964, as amended, created the SFH to promote the construction and ownership of private homes, especially for low income earners. Financing resources under the SFH’s control are provided by the Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviço), or “FGTS,” and from savings account deposits. The FGTS, created by Law No. 5,107 of September 13, 1966 and regulated by Law No. 8,036 of May 11, 1990, imposes a mandatory 8% employee payroll deduction on all employees in Brazil. Employees maintain FGTS accounts, which are similar to pension funds, and are allowed, among other things, to use the funds deposited in the accounts for the acquisition of real estate property under certain circumstances, as set forth by applicable law. The CEF is the agency responsible for managing the funds deposited in the FGTS. In order to be eligible for the financing, the beneficiary must purchase a completed unit or unit under construction priced at up to R$950,000 (price applicable to the States of Rio de Janeiro, São Paulo, Minas Gerais and Distrito Federal) or R$800,000 (price applicable to other Brazilian States). In addition, the beneficiary shall (1) not own or be the committed purchaser of any residential real estate financed by the SFH within Brazil; (2) not own or be the committed purchaser of, any real estate property built or under construction in both his or her current city of residence and the city where the beneficiary conducts his or her main activities; (3) reside for at least one year in the city where the property is located; (4) pay the FGTS; and (5) be registered for at least three years with the FGTS regime. The unemployed also have access to the FGTS to purchase real estate property provided that he still has funds on the FGTS account (where the 8% payroll deduction was deposited while employed).

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

CMN Resolution No. 3,932/2010 provides for the allocation of the funds deposited in savings accounts in the entities comprising SBPE and states that the following conditions must be met for SFH financing: (1) the maximum amount of the financing is 80% of the appraisal price of the property, as a general rule; (2) the maximum appraisal price for the financed unit is R$950,000 (applicable to the States of Rio de Janeiro, São Paulo, Minas Gerais and Distrito Federal) or R$800,000 (applicable to other Brazilian States); (3) the maximum actual cost to the borrower, which includes charges such as interest, fees and other financial costs, except insurance and other costs, may not exceed 12% per year; and (4) the borrower is responsible for the potential outstanding balance verified at the end of the financing term, (such term might be extended by half of the initial term).

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

The federal government has announced, in 2014, changes in the regulations on financing and construction in order to promote growth in the real estate market. Among the measures announced are: (1) all the acts involving immovable property will be entered on the property’s record in the land registry office, i.e., unregistered acts and actions enforceable against third parties in good faith, even if the unregistered act or action challenges ownership to the property; (2) the buyer of a real estate property will be able to give property as guarantee to finance another, or to purchase other assets with funds raised in savings accounts; (3) banks will be able to issue a new type of security, the Real Estate Covered Bond (Letras Imobiliárias Garantidas, or “LIGs”), which is exempt from income tax to raise more funds and borrow to finance the purchase of real estate; (4) banks may grant payroll loans, in which the parcels will be charged to the worker's salary in the private sector with more facilities, resulting in lower interests; and (5) the Brazilian government will create a type of credit that will be easier for the bank to recapture the property in case of default.

As of the date of this annual report, the Central Bank is carrying out a public hearing in connection with a resolution to regulate the law which created LIGs, Law No. 13,097 enacted on January 19, 2015.

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

In early 2005 the Brazilian government took a number of measures to better regulate the use of the funds raised in savings account deposits in order to promote growth of the real estate sector, these measures included: (1) the cancellation of payments to the Central Bank of funds not invested in real estate financing in January, February and

March; (2) the creation of a real estate interbank deposit market to allow financial institutions with excessive investments in real estate to trade with financial institutions that have capacity for more real estate credits; (3) a review of the factors used in the calculation guidelines of the SFH in order to stimulate financing for the acquisition of new real estate properties at a low cost, applicable as of January 1, 2005; (4) authorization for the SFH to provide financing to legal entities for the construction of development projects for their employees, provided that such entities follow all SFH guidelines; (5) in 2014, measures to facilitate the purchase of financed properties, as discussed in “Housing Finance System, or “SFH”” above, and (6) in 2016, the increase in the operating limits of the SFH to units with a maximum sales prices of R$800,000 and R$950,000 (applicable only to the States of Rio de Janeiro, São Paulo, Minas Gerais and the Distrito Federal). These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011, Law No. 12,693 enacted on July 24, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015, created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000. Law No. 12,868 enacted on October 15, 2013, released resources for “Minha Casa Melhor”, in which CEF provides to each beneficiary of the program “Minha Casa Minha Vida” subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months.

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

On March 22, 2016, Municipal Law No. 16,402 was published, replacing Municipal Law No. 13,885 of August 25, 2004, regulating the new rules regarding the parceling, use and occupation of land in the municipality of São Paulo.

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

Environmental licenses and authorizations

Brazilian environmental policy requires environmental licenses and permits for the construction and operation of real estate projects. Environmental licensing is required for both initial construction and alteration in existing developments, and the licenses must be periodically renewed. The Brazilian Institute of Environment and Renewable Natural Resources (Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis), or the IBAMA, is responsible for granting such licenses for projects developed in two states or in federal conservation units. In other cases, state or municipal environmental agencies are responsible for granting such environmental licenses, depending on the extent of environmental impacts caused by certain projects.

The environmental licensing process is comprised of three stages: preliminary license, installation license and operational license. The preliminary license, issued during the preliminary planning phase of the project, authorizes the location and basic development, and establishes the conditions and technical requirements to be observed in further stages of development. The installation license authorizes the facility’s construction. The operating license authorizes the commencement and continuation of operational activities. Operating licenses are subject to compulsory renewal depending on their validity. The licensing of activities that may significantly impact the environment, as determined by the competent environmental agency and according to the Environmental Impact Assessment and its related Report (“EIA/RIMA”), requires environmental offset payments, to be invested in conservation units (e.g. national parks, biological reserves etc.), pursuant to Article 36 of Law No. 9,985/00. The value of the environmental offset is established by the environmental agency conducting the licensing proceeding, according to the “ecosystem impact level” of the proposed activity, pursuant to Article 31-A of Federal Decree No. 6,848/09.

The installation, operation or alteration of projects without proper and valid environmental licensing or the non-compliance with the conditions or technical requirements of the respective environmental licenses, may subject the violator to administrative sanctions that may range from fines (R$500 to R$10 million), as well as the suspension of activities and, depending on the specific circumstances, criminal liability (of individuals and/or companies), pursuant to Federal Law No. 9,605/98 and civil liability (in case environmental damage occurs).

The construction, maintenance and sale of our projects may be hampered or halted by delays in the issuance of applicable licenses or even by failure to obtaining such licenses.

The construction of real estate developments often requires land moving activities, and in many cases, the cutting down of trees. In addition to environmental licenses and permits, Brazilian legislation requires specific environmental authorizations for the development of projects, based on the characteristics of the project, its location and the natural features inherent to the area. The development of projects that require the cutting of trees or removing vegetation must receive specific authorizations from environmental agencies. Companies that apply for an authorization for vegetation removal are required to perform the reforestation of other areas as a compensatory measure, such as reforestation or to repair the affected areas, which may imply additional expenses. Brazilian legislation also requires special protections for certain specific types of flora and areas with special ecological purpose, imposing additional legal requirements to removal of such vegetation.

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

In addition, the development of projects that require water abstraction from bodies of water or groundwater, as well as the discharge of effluents into water bodies, are subject to specific water use grants, to be issued by the relevant authorities. Water use grants are subject to certain conditions and technical requirements, including maximum capacity requirements and effluent treatment standards, and are subject to automatic renewal.

Moreover, some of our projects require the transfer of wildlife to other areas, which is subject to specific authorizations issued by the state environmental agencies. To catch, handle and transfer wildlife without the proper authorization may result in administrative sanctions of up to R$5,000.00 per animal, pursuant to Federal Decree 6,514/08.

Waste disposal

Brazilian legislation relies on several standards and procedures for waste management. All waste must be properly stored, treated, transported and disposed of, in order to avoid the occurrence of environmental damages – and as a result, environmental liability.

The Brazilian “National Waste Management Policy” (Federal Law No. 12,305/10) and CONAMA Resolution 307/2002 specifically regulate the handling of solid waste generated by the construction sector. As part of their licensing procedure, companies are required to present and have a solid waste management plan approved by competent environmental agency and must comply with the conditions and obligations set forth in such plan. Failure to comply with such obligations may lead to civil (obligation to repair/indemnify in case of pollution), administrative (e.g. fines, suspension of activities etc.) and, according to specific circumstances, criminal liability.

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

In addition, the Rio de Janeiro State Secretary of Environment (Secretaria de Estado do Meio Ambiente e Desenvolvimento Urbano do Rio de Janeiro) and the Rio de Janeiro State Environmental Agency, or “INEA,” also maintain their own quality standards, in combination with those established by the National Environmental Council (Conselho Nacional do Meio Ambiente), or “CONAMA.” Other states have similar requirements.

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

Non-compliance with the guidelines established by the environmental and health entities may result in criminal, as well as administrative penalties. Moreover, the owners and holders of properties may be required to pay for costs relating to the clean-up of any contaminated soil or groundwater located in their properties, even if they did not cause the contamination.

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

Civil environmental liability in Brazil is considered by case law as propter rem, that is, liability attaches to the real estate property. Therefore, whoever buys or holds environmentally damaged land will succeed in the liability for the clean-up or recovery and for reparation of potential damage to third parties. Although this liability can be contractually allocated between the parties, it cannot be opposed either administratively or before third parties, meaning the concept of a bona fide prospective purchaser does not exist in civil environmental liability in Brazil.

In addition, Federal Law No. 6,938/81 establishes strict liability for the recovery of environmental damages or, if not possible, compensation or indemnity for such damages, with joint and several liability established among all those directly or indirectly contributing to environmental degradation, regardless of the degree of participation in the damage. Each of those involved may be held liable for the full amount of the damages. Moreover, pursuant to Article 4 of Federal Law 9,605/1998, Brazilian environmental legislation determines that the corporate veil may be pierced whenever the veil is considered to be an obstacle to recovery for environmental damages. As a result, the controlling legal entity can be found liable despite a limited liability legal status.

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

C.       Organizational Structure

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2016:

(*) We held 30% of this entity at December, 2016, 2015 and 2014.

(**) At December 31, 2013 we held 70% of this entity and acquired the 30% remaining in November 21, 2014. At December 31, 2015 and 2016 we held 100% of this entity.

For more information on our remaining subsidiaries and jointly-controlled entities, see “Item 4. Information on the Company—B. Business Overview—Subsidiaries.” A list of our significant subsidiaries as determined in accordance with Rule 1-02(w) of Regulation S-X is being filed as Exhibit 8.1 to this annual report.

D.       Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. Currently, we lease approximately 3,500 square meters under the Gafisa brand and approximately 8,600 square meters under Tenda brand. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2016, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$24.0 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The financial statements for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion method). The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into an SPA with Jaguar pursuant to which we will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share. Pursuant to the SPA, we will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million. The consummation of the transaction is subject to the satisfaction of certain conditions precedent established in the SPA, among others. As of the date of this annual report, we estimate the transaction will be concluded in May or June 2017.

As a result of this transaction, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations, and the Company recorded an impairment loss in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, taking into account the price of R$8.13 per share described above.

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

As of December 31, 2016, the Central Bank set the SELIC rate at 13.75% and the real appreciated 16.5% relative to the U.S. dollar in 2016. As of December 31, 2016, the real/U.S. dollar exchange rate was R$3.2591 per US$1.00. During this period, inflation according to the IPCA was 6.3%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2016	2015	2014
	(%, unless otherwise stated)
Real growth in GDP	(3.6)	(3.8)	n/a
Inflation rate (INPC)(1)	6.6	11.3	6.2
Inflation rate (IGP—M)(2)	7.2	10.5	3.7
National Construction Cost Index (INCC)(3)	6.1	7.5	6.9
TJLP rate(4)	7.5	7.0	5.0
CDI rate(5)	14.0	13.2	10.8
Appreciation (devaluation) of the real vs. US$	16.5	(47.0)	(12.7)
Exchange rate (closing) — US$1.00	R$3.26	R$3.90	R$2.65
Exchange rate (average)(6) — US$1.00	R$3.45	R$3.39	R$2.35

_____________

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•	Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

•	Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

•	Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015 created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000;

•	Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011 confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments;

•	Provisional Measure No. 620 enacted on June 12, 2013, converted into Law No. 12,686 enacted on October 15, 2013, which released resources for "Minha Casa Melhor", in which CEF provides to each beneficiary of the program "Minha Casa Minha Vida" subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months; and

•	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015 (“Law No. 13,097”), which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the LIG.

•	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

As of the date of this annual report, the Central Bank is carrying out a public hearing in connection with a resolution to regulate the law which created LIGs, Law No. 13,097 enacted on January 19, 2015.

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

Impairment of non-financial assets

We annually review the carrying amount of assets, with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss in the recoverable amount of such assets. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the statement of operations by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company has recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million.

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

The main assumptions used in the estimate of value in use are the following: Revenue – revenues were projected between 2017 and 2021 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

Taxes on income

Current income tax and social contribution

Current income tax is the expected tax payable or receivable to be offset in relation to taxable profit or loss for the year. To calculate the current income tax and social contribution on net profits, we adopt the regime set forth by Law No. 12,973 enacted on May 13, 2014 and in force as of January 1, 2015. The new regime is based on the Brazilian accounting standards introduced by Laws No. 16,638/2007 and No. 11,941/2009, from the tax basis of such taxes, thus revoking the Brazilian Transitory Tax Regime, or “RTT.”

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

Measurement of deferred tax asset

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

Estimated cost of construction

Total estimated costs, mainly comprising the incurred and future costs for completing the construction works, were reviewed in the preparation of these financial statements, and changes to estimates are possible. The percentage of completion, which is the method for revenue recognition, is measured in view of the incurred cost in relation to the total estimated cost of the respective project.

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

We record an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due and when there is evidence that the cancelation will occur, based on the annually reviewed assumptions for each segment. For the Gafisa segment, we record an allowance for doubtful accounts for contracts for customers whose installments are over 360 days past due for completed units, even though all of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments. For the Tenda segment, we record an allowance for cancelled contracts for customers whose financing balance has not yet been received from financial agents and for customers whose installments are over 90 days past due. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year and the amounts are considered sufficient by management to cover possible future losses on accounts receivable.

Disposal group held for sale and profit or loss from discontinued operations

The Company classifies a disposal group as held for sale if its carrying value is recovered by the sale transaction. The asset or group of assets held for sale are available for immediate sale at current market conditions, subject only to applicable customary terms for the sale of such assets held for sale, resulting in a high sale probability.

For a sale to be highly probable, management must be committed to the sale of the asset, and must initiate an active search to identify a buyer and complete the sale. In addition, the asset held for sale shall also be effectively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale must be completed within one year of the classification date, unless events beyond the control of the Company result in an extension of such period.

The asset held for sale is measured at the lower of its carrying value and the fair value less cost to sell. In case the carrying value is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million.

The assets and liabilities of the group of discontinued assets are shown in single line items in our assets and liabilities. The profit or loss of discontinued operations is presented as a single amount in the statement of profit or loss, contemplating the total post-tax profit or loss of such operations less any impairment-related loss.

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2016 (3)	2015	2014
Launches (in millions of reais)	921	2,085	1,636
Number of projects launched	10	42	23
Number of units launched(1)	1,901	10,089	6,073
Launched usable area (m2)(2)	148,065	428,257	326,421
Percentage of Gafisa investment	90%	85%	100%

_____________

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The information as of and for the year ended December 31, 2016 does not include developments launched under the Tenda brand, the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

In 2016, we launched under the Gafisa brand 10 residential developments with a total potential sales value of R$920.8 million and 100% of these developments were located in the state of São Paulo

In 2015, we launched 11 residential developments with a total potential sales value of R$2.1 billion, with Gafisa accounting for 48% of launches and Tenda for 52% in terms of potential sales value. 20 of the developments we launched were located in the state of São Paulo, 9 developments were located in the state of Rio de Janeiro and the remaining 13 developments were located in Camaçari, Salvador and Lauro de Freitas, in the state of Bahia, Vespasiano and Belo Horizonte, in the state of Minas Gerais Porto Alegre, in the state of Rio Grande do Sul and Paulista, Camaragibe and Jaboatão dos Guararapes, in the state of Pernambuco.

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

During 2016, under the Gafisa and Tenda brands, approximately 36.7% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro. The affordable entry-level business accounted for approximately 59.3% of our total potential sales value for the year ended December 31, 2016, of which 61.8% was generated from launches outside the states of São Paulo and Rio de Janeiro.

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

Gafisa segment

In 2016, Gafisa launches totaled R$920.8 million, a 8% decrease compared with 2015.

Contracted sales for the year totaled R$810.5 million, down 11.4% from 2015. Sales of units launched over the year accounted for 54.5%, while sales of inventories accounted for the remaining 45.5%.

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

In 2016, Gafisa delivered 16 ventures/stages and 3,747 units, accounting for R$1.7 billion in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$1.76 billion at the end of 2016, compared to R$2.0 billion at the end of 2015 and R$2.3 billion at the end of 2014.

Tenda segment

In 2016, Tenda launches totaled R$1.3 billion, representing a 23% increase when compared to R$1.1 billion in 2015. Contracted sales for the year 2016 totaled R$1.1 billion, a 12.4% increase compared with 2015. Sales of units launched over the year 2016 accounted for 48.9%, while sales of inventories accounted for the remaining 51.1%.

Cancellation levels increased in 2016 mainly due to a revision of its unilateral dissolution process for sales not transferred after a period of three months. Out of R$1.3 billion in property launches in 2016, we recorded sales of R$1.1 billion in which financing has already been obtained by the end purchaser.

Out of R$1.0 billion in property launches during 2015, we recorded sales of R$889 million in which financing has already been obtained by the end purchaser. Out of R$613.3 million in property launches during 2014, we recorded sales of R$176.8 million in which financing had already been obtained and reached a total amount of R$396.0 million in net sales.

In 2016, the Tenda segment delivered 34 ventures/stages, and 6,838 units accounting for R$973.3 million in Potential Sales Value.

The market value of Tenda inventories was R$1.1 billion at the end of 2016, compared to R$899.8 million at the end of 2015 and R$828.7 million at the end of 2014.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2016 (2)	2015	2014
Type of development	(in millions of reais, unless otherwise stated)
Luxury buildings	107.8	212.7	108.8
Middle-income buildings	704.3	676.5	650.0
Affordable entry-level housing	27.1	1,034.1	396.0
Commercial	(28.7)	7.6	52.2
Total contracted sales (1)	810.5	1,930.9	1,207.0
Sale of units launched in the year	441.9	789.6	519.2
Percentage of total contracted sales	55%	41%	43%
Sale of units launched during prior years	368.5	1,141.3	687.8
Percentage of total contracted sales	45%	59%	57%

_____________

(1)	Amount net of sales cancellation.

(2)	The information as of and for the year ended December 31, 2016 does not include developments launched under the Tenda brand, the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2016	2015	2014
Contracted sales (1)	(in millions of reais, unless otherwise stated)
Gafisa	810.5	914.8	811.0
Tenda	1,141.9	1,016.1	396.0
Total contracted sales	1,952.4	1,930.9	1,207.0

 _____________

(1)	Amount net of sales cancellation.

In 2016, we sold 44% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$810.5 million under the Gafisa brand, a decrease of approximately 11% compared to 2015.

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

In 2016, we sold 41.6% of the units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$1,141.9 million. In 2015, we sold 50.0% of the units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$1,016.1 million. In 2014, we sold 29.6% of units launched during that year through our Tenda brand, which together with the sales of units launched during prior periods, resulted in total contracted sales of R$396.0 million.

Our sales contracts are irrevocable under Brazilian law, which means a customer does not have a unilateral ability to terminate a contract once it is executed, or require a refund of amounts previously unpaid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we have the option to either force compliance through the Brazilian courts, or agree to “default” by the customer. Should we agree to such default, the customer is then charged penalties as defined in the contracts with any remaining amounts remitted to the customer. Penalties charged by Tenda have historically been 20% of amounts paid, while penalties charged by Gafisa have historically been significantly higher (average about 40% of amounts paid).

We provide a limited amount of post-construction client financing, although this financing is not available to Tenda clients. Our default rate was 12.4%, 11.8% and 7.4% as of December 31, 2016, 2015 and 2014, respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2016	2015	2014
	(in millions of reais)
Gafisa	28.6	22.6	16.4
Tenda	3.0	2.1	1.1

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2016 (4)	2015	2014
	(in millions of reais, unless otherwise stated)
Sales to be recognized	525.2	793.0	1,064.0
Net sales to be recognized(1)	506.0	764.0	1,025.2
Cost of units sold to be recognized(2)	(315.1)	(453.9)	(628.8)
Expected gross margin—yet to be recognized(3)	190.9	310.1	396.4
Expected margin percentage	37.7%	40.6%	38.7%

_____________

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

(4) This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2016, 0.9% of our net operating revenues were derived from constructions services rendered.

Operating Costs

Our operating costs consist of real estate development costs and, to a lesser extent, costs of services rendered.

Real estate development costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items making up our costs, as a percentage of our total cost in the Gafisa segment, were as set forth for the periods presented

	For the year ended December 31,
	2016 (1)	2015 (1)	2014 (1)
Land	39.06%	21.22%	20.31%
Construction costs	41.59%	59.70%	62.33%
Financial costs	15.24%	14.24%	12.39%
Development costs	4.12%	4.84%	4.96%
Total	100.0%	100.0%	100.0%

_____________

(1)	Percentages retroactively adjusted to reflect the Gafisa segment only, given the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations.

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 25.6% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 6.1%, 7.5% and 7.0% in 2016, 2015 and 2014, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

Over the last five years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	18%
7th to 12th month	26%
13th to 18th month	31%
19th to 24th month	18%
25th to 30th month	7%

 _____________

(1)	Including cost of land.

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

Net loss from discontinued operations

The net loss from discontinued operations represents the results of operations of Tenda for the year ended December 31, 2016, as well as the results of operations for this entity for the comparative periods. This line item also contains the impairment loss related to the the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell.

The income (loss) of discontinued operations is presented as a single amount in statement of operations, which includes the total after-tax-income of these operations, less any impairment-related loss.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. References to increases or decreases in any given period relate to the corresponding preceding period, unless otherwise indicated.

As explained in Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2016, 2015 and 2014 consolidated statements of operations.

As required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations and for comparability purposes, the table below sets forth the line items in our statements of profit or loss for the specified periods that have been adjusted to reflect Tenda as discontinued operations:

For Year ended December 31,

	2015				2014
	Balances originally reported as of 12/31/2015	Impact of discontinued operations	Balances restated	Balances originally reported as of 12/31/2014	Impact of discontinued operations	Balances restated
Statement of profit or loss
Net operating revenue	2,294,319	(850,962)	1,443,357	2,150,998	(570,138)	1,580,861
Operating costs	(1,667,505)	605,584	(1,061,921)	(1,609,246)	444,249	(1,164,997)
Operating (expenses) income	(552,294)	216,684	(335,610)	(580,547)	217,932	(362,616)
Income from equity method investments	41,766	(1,751)	40,015	19,263	19,142	38,405
Financial income (expenses)	(38,127)	(12,295)	(50,422)	(8,918)	(7,332)	(16,250)
Income tax and social contribution	(7,180)	6,522	(658)	(15,275)	6,326	(8,949)
Non-controlling interests	(3,470)	—	(3,470)	(1,176)	—	(1,176)
Profit or loss of discontinued operations	—	36,218	36,218	—	(110,179)	(110,179)
Net income (loss) for the year	74,449	—	74,449	(42,549)	—	(42,549)

Results of Operations for the Years Ended December 31, 2016 and 2015

Net operating revenue

Net operating revenue for the year ended December 31, 2016, recognized by the Percentage of Completion (“PoC”) method, was R$915.7 million, a decrease of 36.6% from R$1,443.4 million for the year ended December 31, 2015, due to (i) the lower volume of Gafisa launches, (ii) a decrease in the sales speed for our inventory, (iii) an increase in dissolutions (cancellations of sales), and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$983.7 million for the year ended December 31, 2016, a decrease of R$578.1 million or 37.0% compared with the same period in 2015 of R$1,561.8 million. The tax deductions from gross revenue reached R$68.0 million in 2016 from R$118.5 million in 2015, representing a decrease of 42.6%, which was mainly impacted by the lower launch volumes in Gafisa.

In addition, due to the continuing deterioration of economic conditions in Brazil during 2016, the Company continued to take a more conservative and selective approach with respect to the development and launch of products, focusing mainly on the middle to high income segment, in order to prioritize stable levels of profitability.

During 2016, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 6.1%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched in 2015 and 2016 and expected to be delivered in 2018. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2016 totaled R$1,029.2 million, a 3.1% decrease compared to R$1,061.9 million in 2015, as a result of a decrease in sales in the Gafisa segment, due to a lower level of launches in 2016. Cost related to construction is the main component of operating cost, totaling R$428.1 million, equivalent to 41.6% of the original total cost base of projects. Operating costs, as a percentage of net operating revenue, increased from 73.6% in 2015 to 112.4% in 2016, mainly due to (i) an increase in customer defaults, and (ii) a reduction to net realizable value we recorded in our financial statements as of and for the year ended December 31, 2016, in the amount of R$159.9 million related to downward pricing adjustments to inventory and landbank at market value.

Gross profit

Gross result in 2016 totaled negative R$113.5 million, representing a decrease from positive R$381.4 million in 2015. This decrease was mainly due to the effects of the deterioration of macroeconomic conditions in Brazil during 2016, resulting in a lower volume of launches in the Gafisa segment, and also non-recurring effects related to impairment adjustments in our inventory and landbank in the amount of R$159.9 million.

In 2016, the gross margin generated from our activities decreased to negative 12.4% as compared to positive 26.4% in 2015. This decrease was due to (i) an increase in dissolutions (cancellations of sales), and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Selling expenses

Selling expenses in 2016 totaled R$94.9 million, representing a decrease of 3.1% as compared to R$97.9 million in 2015, mainly due to the lower volume of sales in 2016. Selling expenses in 2016 represented 10.4% of our net operating revenue compared to 6.8% in 2015.

General and administrative expenses

General and administrative expenses were R$106.6 million in 2016, a 9.4% increase from the R$97.4 million recorded in 2015. This increase was mainly due to: (i) an increase in our payroll expense totaling R$2.7 million, attributable to severance payments and indemnity expenses related to our corporate restructuring at the end of 2016; (ii) a non-recurring expense totaling R$2.9 million, related to the separation of the information technology infrastructures of Gafisa and Tenda, and (iii) the net effect of the reversal of a profit sharing provision recorded in 2015 totaling R$9.3 million.

Depreciation and amortization

Depreciation and amortization in 2016, which is mainly related to sales stands, was R$33.9 million, an increase of R$1.3 million when compared to the R$32.6 million recorded in 2015. This variation was mainly due to the mix of projects for our sales stands related to our luxury and middle income residential buildings. In 2016 we launched 10 developments compared to 12 developments launched in 2015.

Financial income and expenses, net

Net financial expenses totaled R$25.7 million in 2016, compared to net financial expenses of R$50.4 million in 2015. The difference is mainly due to a reduction of our total indebtedness during the period and a reduction in cash and cash equivalents during the period.

Taxes on income

Income, social contribution and deferred taxes for 2016 amounted to R$100.1 million, compared to R$0.7 million in 2015. This increase in the expense was mainly due to a reversal of a portion of previously recognized deferred tax assets in the amount of R$90.3 million, as a result of the loss for year, mainly related to (i) the impact of the discontinued operations of Tenda on our net income for the period, and (ii) the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, in connection with the sale of Tenda shares representing up to 30% of Tenda’s total capital stock pursuant to the SPA we entered into with Jaguar on December 14, 2016.

Net income (loss) from discontinued operations

Our net income (loss) from discontinued operations was a net loss of R$559.7 million in 2016, compared to a net income of R$36.2 million in 2015. This variation was due to the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased from a loss of R$3.5 million in 2015 to a net income of R$1.9 million in 2016, due to the overall positive financial results of our subsidiaries for the year ended December 31, 2016.

Net income (loss) attributable to owners of Gafisa

Net income (loss) attributable to owners of Gafisa was a loss of R$1,163.6 million in 2016, compared to a net income of R$74.4 million in 2015. This variation was mainly due to the effects generated by the SPA entered into with Jaguar, which totaled R$680.2 million, and were comprised of: (i) the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, in connection with the sale of Tenda shares representing up to 30% of Tenda’s total capital stock pursuant to the SPA we entered into with Jaguar on December 14, 2016, (ii) the reversal of a portion previously recognized deferred tax assets in the amount of R$90.3 million, as a result of the impact of the discontinued operations of Tenda on our net income for the period, and (iii) downward pricing adjustments to inventory and landbank at market value totaling R$159.9 million.

Results of Operations for the Years Ended December 31, 2015 and 2014

Net operating revenue

Net operating revenue for the year ended December 31, 2015, recognized by the PoC method, was R$1.44 billion, a decrease of 8.7% from R$1.58 billion for the year ended December 31, 2014. This decrease was mainly due to a decrease in Gafisa segment sales as a result of the lower volume of Gafisa launches during 2015. This decrease was partially offset by an increase in revenues from certain new projects.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$1.56 billion for the year ended December 31, 2015, an decrease of R$144.0 million or 8.4% compared with the same period in 2014 of R$1.71 billion. The tax deductions from gross revenue reached R$118.5 million in 2015 from R$125.0 million in 2014, representing a decrease of 5.2%, which was mainly impacted by lower launch volumes in Gafisa.

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

Operating costs

Operating costs in 2015 totaled R$1.06 billion, a 8.8% decrease compared to R$1.16 billion in 2014, mainly due to a decrease in construction costs and the lower volume of Gafisa launches over the past three years. Cost related to construction is the main component of operating cost, totaling R$634.0 million, equivalent to 59.7% of the original total cost base of projects. Operating costs, as a percentage of net operating revenue, remained stable at 73.6%.

Gross profit

Gross profit in 2015 totaled R$381.4 million, representing a decrease of 8.3%, from R$415.9 million in 2014. The decrease was mainly due to (i) the lower volume of Gafisa launches, (ii) an increase in dissolutions (cancellations of sales), and (iii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

In 2015, gross margin generated from our activities was 26.4%, as compared to 26.3% in 2014.

Selling expenses

Selling expenses in 2015 totaled R$97.9 million, representing an increase of 2.9% as compared to R$95.1 million in 2014, mainly due to an increase in marketing expenses. Selling expenses in 2015 represented 6.8% of our net operating revenue compared to 6.0% in 2014.

General and administrative expenses

General and administrative expenses were R$97.4 million in 2015, a 21.9% decrease from the R$124.8 million recorded in 2014, reflecting our strategy of realigning costs to the challenging macroeconomic scenario in Brazil and mainly due to a decrease in expenses attributable to our legacy projects. Our payroll expenses decreased R$5.3 million, or 6.6%, in 2015 as compared to 2014. Expenses related to provisions and profit sharing decreased R$9.5 million, or 27.1%, in 2015 as compared to 2014, totaling R$25.5 million in 2015. Services expenses decreased R$6.2 million, or 20.3%, in 2015 as compared to 2014.

Depreciation and amortization

Depreciation and amortization in 2015 was R$32.6 million, a decrease of R$31.0 million when compared to the R$63.6 million recorded in 2014, mainly due to the lower level of Gafisa launches in 2015 and to a non-recurring goodwill impairment of R$14.5 million recorded in 2014 as a result of the incorporation of a subsidiary.

Financial income and expenses, net

Net financial expenses totaled R$50.4 million in 2015, compared to net financial expenses of R$16.3 million in 2014. The difference is mainly due to a decrease in financial revenues of 21.2% and higher average interest rates for loans and financings during the period.

Taxes on income

Income, social contribution and deferred taxes for 2015 amounted to R$0.7 million, compared to R$8.9 million in 2014. The variation is mainly due to the recognition of income tax and social contribution credits totaling approximately R$7.2 million, as a result of an update of the study of Gafisa’s business plan, which shows the total recovery capacity of the tax loss inventory and temporary differences over the upcoming years.

Net income (loss) from discontinued operations

Net income (loss) from discontinued operations was a net income of R$36.2 million in 2015, compared to a loss of R$110.2 million in 2014. This variation was due the higher level of launches under Tenda’s new business model implemented in 2013, which contain higher margins than legacy projects.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased to a loss of R$3.5 million in 2015 from a loss of R$1.2 million in 2014, due to the overall negative financial results of our subsidiaries for the year ended December 31, 2015.

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

	For Year Ended December 31, 2016
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	915.7	1,052.7	1,968.4
Operating costs	(1,029.2)	(729.7)	1,758.9
Gross profit (loss)	(113.5)	323.0	209.5
Gross margin	(12.4)%	30.7%	10.6%
Net (loss) from continuing operations	(602.0)	—	(602.0)
Net income (loss) from discontinued operations	(610.1)	50.4	(559.7)

	For Year Ended December 31, 2015
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,443.3	851.0	2,294.3
Operating costs	(1,061.9)	(605.6)	(1.667,5)
Gross profit	381.4	245.4	626.8
Gross margin	26.4%	28.8%	27.3%
Net income from continuing operations	34.8	—	34.8
Net income from discontinued operations	—	36.2	36.2

	For Year Ended December 31, 2014
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,580.9	570.1	2,151.0
Operating costs	(1,165.0)	(444.2)	(1,609.2)
Gross profit	415.9	125.9	541.8
Gross margin	26.3%	22.1%	25.2%
Net income from continuing operations	66.5	—	66.5
Net (loss) from discontinued operations	—	(110.2)	(110.2)

Gafisa Segment

Years Ended December 31, 2016 and 2015

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2016, recognized by the Percentage of Completion (“PoC”) method, was R$915.7 million, a decrease of 36.6% from R$1,443.4 million for the year ended December 31, 2015, as a result of (i) the lower volume of Gafisa launches, (ii) a decrease in the sales speed for our inventory, (iii) an increase in dissolutions (cancellations of sales), and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Operating costs

Operating costs in 2016 totaled R$1,029.2 million, a 3.1% decrease compared to R$1,061.9 million in 2015, as a result of a decrease in sales in the Gafisa segment, due to a lower level of launches in 2016.

Gross profit

Gross result in 2016 totaled negative R$113.5 million, representing a decrease from positive R$381.4 million in 2015. This decrease was mainly due to the effects of the deterioration of macroeconomic conditions in Brazil during 2016, resulting in a lower volume of launches in the Gafisa segment and non-recurring effects related to impairment adjustments in our inventory and landbank in the amount of R$159.9 million.

In 2016, the gross margin generated from our activities decreased to negative 12.4% as compared to positive 26.4% in 2015. This decrease was due to (i) an increase in dissolutions (sales cancellations), and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Net income (loss) from discontinued operations

Our net income (loss) from discontinued operations was a net loss of R$559.7 million in 2016, compared to a net income of R$36.2 million in 2015. This variation was due to the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, in connection with the sale of Tenda shares representing up to 30% of Tenda’s total capital stock pursuant to the SPA we entered into with Jaguar on December 14, 2016.

Net income (loss) attributable to owners of Gafisa

Net income (loss) attributable to owners of Gafisa was a loss of R$1,163.6 million in 2016, compared to a net income of R$74.4 million in 2015. This variation was mainly due to the effects generated by the SPA entered into with Jaguar, which totaled R$680.2 million, and were comprised of: (i) the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, in connection with the sale of Tenda shares representing up to 30% of

Tenda’s total capital stock pursuant to the SPA we entered into with Jaguar on December 14, 2016, (ii) a reversal of tax credits in the amount of R$90.3 million, which was originally recorded in 2013, resulting from the impact of the discontinued operations of Tenda on our net income for the period, and (iii) downward pricing adjustments to inventory and landbank at market value totaling R$159.9 million.

Tenda Segment

Years Ended December 31, 2016 and 2015

Net operating revenue

Net operating revenue of sales and/or services during 2016 totaled R$1,052.7 million, compared to R$851.0 million in 2015, an increase of 23.7%. This increase was mainly due to (i) an increase in sales under the Tenda segment, as a result of the higher level of launches under Tenda’s new business model implemented in 2013, (ii) an increase in the recognition of revenues from Tenda projects starting in 2013, and (iii) better performance on construction projects.

Operating costs

The costs of development and sale of property and barter transactions in 2016 totaled R$729.7 million, compared to R$605.6 million in 2015. This increase was mainly due to the higher volume of projects launched under Tenda’s new business model since 2013.

Gross profit

Gross profit in 2016 was R$323.0 million, compared to R$245.4 million in 2015. Gross margins increased from to 30.7% in 2016 from 28.8% in 2015, impacted by the replacement of Tenda’s legacy projects by projects launched pursuant to Tenda’s new business model, the profit margins of which are higher.

Net income (loss) from continuing operations

Net income for the Tenda segment was R$50.4 million in 2016, compared to a net income of R$36.2 million in 2015. This increase in net income is a result of (i) the higher volume of projects launched under Tenda’s new business model during 2016, the profit margins of which are higher than those of our legacy projects, and (ii) the decrease in our cost structure.

Gafisa Segment

Years Ended December 31, 2015 and 2014

Net operating revenue

Net operating revenue for the Gafisa segment was R$1,443.3 million in 2015 compared to the net operating revenue of R$1,580.9 million in 2014, which represents a decrease of 8.7%. This decrease was mainly due to the mix of sales in the period, which was more concentrated in projects launched in 2014 and the reduction in the level of launches in Gafisa in 2015.

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

Net income from continuing operations

Net income for the Gafisa segment was R$34.8 million in 2015, compared to a net income of R$66.5 million in 2014. The decrease in net income is primarily a result of the following: (i) lower level of revenues; (ii) higher expenses related to contingencies; and (iii) negative impact of net financial income in 2015 when compared to 2014. Net income from continuing operations as a percentage of net operating revenues was positive 3.0% in 2015 as compared to positive 4.2% in 2014.

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

Gross profit

Gross profit in 2015 was R$245.4 million, compared to R$125.9 million in 2014. Gross margins increased to 28.8% in 2015 from 22.1% in 2014, impacted by the replacement of Tenda’s legacy projects by projects launched pursuant to Tenda’s new business model, the profit margins of which are higher.

Net income (loss) from continuing operations

Net income for the Tenda segment was R$36.2 million in 2015, compared to a net loss of R$110.2 million in 2014. This increase in net income is a result of the higher volume of projects launched under Tenda’s new business model during 2015.

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

In 2016, we carried out the following receivables sales with recourse:

On March 4, 2016, Gafisa and its subsidiaries entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$36.4 million in exchange for cash at the transfer date, discounted to present value, for R$27.3 million.

On May 20, 2016, Gafisa and its subsidiaries entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$23.0 million in exchange for cash at the transfer date, discounted to present value, for R$17.5 million.

On August 31, 2016, Gafisa and its subsidiaries entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$21.4 million in exchange for cash at the transfer date, discounted to present value, for R$14.9 million.

On December 22, 2016, Gafisa and its subsidiaries entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$27.0 million in exchange for cash at the transfer date, discounted to present value, for R$19.5 million.

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

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2017, 2016 and 2015 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009, we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2016, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 6%+TR (affordable entry level) to 12%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2016 (1)	2015	2014
	(in millions of reais)
Real estate development receivables:
Current	722.6	1,395.3	1,440.5
Long-term	271.3	407.1	384.8
Total	993.9	1,802.4	1,825.3
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	525.2	793.0	1,064.0
Total	525.2	793.0	1,064.0
Total receivables from clients	1,519.1	2,595.4	2,889.3

_____________

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016.

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2016
Maturity	(in millions reais)
Overdue	184.2
2017	538.4
2018	608.6
2019	142.5
2020	24.3
2021 onwards	21.1
Total	1,519.1

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2017, our clients’ default level was 13.5% of our accounts receivable for Gafisa and 13.1% for Tenda. We annually review the assumptions used in establishing an allowance for doubtful accounts and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$19.3 million as of December 31, 2016 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2016, net cash generated from operating activities totaled R$269.7 million, compared to R$104.5 million in 2015. This increase is mainly related to cash generated from Tenda as a disposal group held for sale in the amount of R$137.1 million in 2016 compared to cash used in the amount of R$85.5 million in 2015. Under Gafisa segment there was a lower volume of Gafisa launches as a result of the challenging macroeconomic conditions in Brazil. In addition to the cash generated from Tenda in the amount of R$137.5 million, the R$269.7 million was primarily composed of: (1) a decrease of R$73.6 million in obligations for purchase of land and advances from customers; (2) an increase of R$288.9 million in receivables from clients; (3) an increase of R$100.2 million in related party transactions; (4) an increase of R$75.2 million in expenses which did not affect our cash and cash equivalents; and (5) other less significant increases and decreases in other operating categories.

In 2015, net cash generated from operating activities totaled R$104.5 million, compared to net cash generated in operating activities totaling R$41.9 million in 2014. This increase reflects the improved operational and financial management in the Gafisa segment. The R$104.5 million was primarily composed of: (1) a decrease of R$267.6 million in expenses in 2015 which did not affect our working capital; (2) a decrease of R$159.6 million in properties for sale, attributable to landbank and construction; and (3) other less significant increases and decreases in other operating categories.

Investing activities

Net cash generated in investing activities, including the acquisition of assets, equipment and new investments was R$162.5 million in 2016, compared to R$384.7 million in 2015. Our cash generated in 2016 was mainly related to the redemption of investments in marketable securities, restricted securities and loans in the amount of R$193.4 million, which was in line with the amount of R$197.4 million in 2015. Under Tenda segment, disclosed as a disposal group held for sale, cash generated in investing activities decreased to R$5.0 million, compared to R$222.9 million in 2014 mainly related to the decrease in redemption of investments in marketable securities, restricted securities and loans in the amount R$17.6 million, compared to R$250.3 million in 2015.

Net cash generated in investing activities, including the acquisition of property, equipment and new investments, was R$384.6 million in 2015 compared to a net cash used in investing activities of R$751.9 million in 2014. Our cash generated in 2015 was mainly related to the redemption of investments in marketable securities, restricted securities and loans in the amount of R$197.4 million, which was lower than the amount of R$709.4 million in 2014 mainly due to the challenging macroeconomic conditions in Brazil in 2015.

Financing activities

Net cash used from financing activities in 2016 totaled R$456.8 million, compared to the net cash used from financing activities in 2015 of R$516.5 million. The cash used in 2016 was mainly attributable to: (1) repayment of loans and financing, net of the increase of new contracts, totaling R$365.4 million, in line with our conservative approach to allocation of capital and: (2) a dividends payment of R$17.7 million. Net cash used from financing activities related to the disposal group held for sale in 2016 totaled R$135.6 million compared to R$176.8 million in 2015.

Net cash used from financing activities in 2015 totaled R$516.5 million, compared to the net cash used from financing activities in 2014 of R$899.1 million. The cash used in 2015 was mainly attributable to: repayment of loans and financing, net of the increase of new contracts, totaling R$334.3 million, in line with our conservative approach to allocation of capital, and the purchase of treasury shares totaling R$24.2 million. The decrease in the net cash used from financing activities in 2015 compared to R$899.1 million in the previous year is mainly due to the occurrence of non-recurring events in 2014, primarily the payment of dividends and interest on equity in the amount of R$150.0 million, payment to venture partners totaling R$112.7 million and a higher amount of treasury shares purchased totaling R$115.3 million in 2014 when compared to R$24.2 million in 2015. Net cash used from financing activities related to the disposal group held for sale in 2015 totaled R$176.8 million compared to R$213.1 million in 2014.

Pledged mortgage receivables and short-term investments

As of December 31, 2016, substantially all of our mortgage receivables totaling R$723.0 million are pledged. In addition, R$2.2 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2016, under the Gafisa brand, we invested R$35.8 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were investments in information technology equipment and software, which totaled R$8.3 million, and the construction of sales stands, which totaled R$10.8 million.

In 2015, under the Gafisa and Tenda brands, we invested R$54.6 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were investments in information technology equipment and software, which totaled R$31.7 million, the construction of sales stands, which totaled R$9.4 million, and third party leasehold improvements and facilities, which totaled R$2.8 million.

In 2014, under the Gafisa and Tenda brands, we invested R$88.5 million in property and equipment, primarily information technology equipment, software, the construction of sales stands, facilities, model apartments and related furnishings and office facilities in São Paulo. Our main investments during the period were the construction of sales stands, which totaled R$19.3 million, investments in information technology equipment and software, which totaled R$17.6 million, and third party leasehold improvements and facilities, which totaled R$6.7 million.

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

As of December 31, 2016, we had outstanding debt in the total amount of R$1,639 million, a decrease of 24% as compared to December 31, 2015. As of December 31, 2016, our indebtedness principally consisted of: (1) debentures totaling R$451 million, (2) working capital loans in the total amount of R$164 million and (3) other loans (mainly SFH) in the total amount of R$1,022 million. In addition, we had outstanding payables to venture partners in the amount of R$1 million.

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

	Maturity as of December 31, 2016
	Total (1)	2017	2018	2019	2020 and thereafter
	(in millions of reais)
Debentures (Project Finance)	302.4	302.4	—	—	—
Debentures (Working Capital)	148.9	11.8	94.3	21.4	21.4
Other Working Capital	164.2	136.0	28.2	—	—
Housing Finance System (SFH)	1,022.1	534.6	393.5	59.8	34.2
Payables to venture partners	1.2	1.2	—	—	—
Total	1,638.8	986.0	516.0	81.2	55.6

_____________

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016.

Payables to venture partners refer to contributions received from venture partners of R$45.0 million in 2011, which will be fully redeemed by us until 2017.On June 27, 2011, eight CCBs were issued by the Company, totaling R$65.0 million. CCBs are guaranteed by 30,485,608 shares issued by Gafisa SPE-89 Empreendimentos Imobiliários S.A. Funds from the aforementioned CCBs were allocated to develop residential projects.

As part of the funding through the issuance of CCBs, the Company entered into a paid usufruct agreement in connection with 100% of the preferred shares in SPE-89 Empreendimentos Imobiliários S.A for a period of six years, having raised R$45.0 million recorded based on the effective interest method of amortization in the consolidated statement of operations.

On May 9, 2013, we issued a CCB in a total amount of R$217 million due in 2017. The CCB is guaranteed by pledge of to be performed units of selected ventures and real estate receivables. This issuance was fully redeemed by October 7, 2013.

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

On September 28, 2016, we issued a CCB in a total amount of R$65.0 million due in 2019. The CCB is guaranteed by a specific portion of our landbank and real estate receivables.

Debenture program

In April 2009, Tenda’s first debenture program was approved, under which we issued R$600.0 million in non-convertible debentures. The debentures provide for payment of annual interest at a rate of 9.25% + TR per annum, calculated from the subscription date. Proceeds from the issuance of the debentures were used solely to finance real estate ventures focused exclusively on the affordable entry-level segment that meet certain eligibility criteria. Guarantees were comprised of assignments of receivables and bank accounts. The debentures were redeemed by the Company in their entirety in December 2016.

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

In September 2010, the CVM approved our eighth issuance which consisted of non-convertible debentures in two series maturing in five and six years, respectively the first and the second series, with a unit face value at the issuance date of R$1,000, for an aggregate of R$300 million. The debentures provide for the payment of annual interest corresponding to the CDI rate plus 1.95% in the first series and IPCA plus 7.96% in the second series, calculated from the subscription date. The first series of the debentures was redeemed by the Company in its entirety on October 15, 2015, and the second series of the debentures was redeemed by the Company in its entirety on October 17, 2016.

In July 2014, the CVM approved the private placement of our ninth issuance which consisted of non-convertible debentures in a single series maturing in July 2018, for an aggregate of R$130 million. The debentures provide for the payment of semiannual interest corresponding to the CDI rate plus 1.90%. The issuance is guaranteed by real estate receivables and a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures. The debentures holders assigned their fiduciary rights in the real estate receivables in favor of a real estate securitization SPE, which issued CRIs backed by such real estate receivables.

In December 2014, the CVM approved the private placement of our tenth issuance which consisted of non-convertible debentures in a single series maturing in January 2020, for an aggregate of R$55 million. The private placement was concluded in January 2015. The debentures provide for the payment of semiannual interest corresponding to the IPCA plus 8.22%. The issuance is guaranteed by a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2016 are as follows:

At December 31, 2016
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.11%
Total account receivable plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.15 times
Ninth placement
Total accounts receivable plus total inventory required to be below zero or greater than 2.0 times over net debt	2.34 times
Net debt cannot exceed 100% of equity plus non-controlling interests	71.71%
Tenth placement
Total accounts receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	3.11%

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

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

As of December 31, 2016, the Company was in compliance with all of its covenants, except for a breach of a certain restrictive covenant in one of the Company’s CCB’s in the amount of R$65.0 million, mainly due to an impairment of R$610.1 million which we recorded in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operations as a result of the discontinuation of Tenda’s operations under Brazilian GAAP in the Company’s consolidated statements of operations (as described above), for which the Company obtained a waiver from the relevant creditor for the year ended December 31, 2016 and for the three months ended March 31, 2017.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2016, the interest rates on these loans generally varied between 8.30% and 14.00% per annum, plus TR, and the loans generally mature through February 2017 and April 2021. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2016, we had 25 loan agreements in effect, with a balance of R$1,022 million. At the same date we also had R$120 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

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

On March 4, 2016, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$36.4 million in exchange for cash at the transfer date, discounted to present value, for R$27.3 million.

On May 09, 2016, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$23.0 million in exchange for cash at the transfer date, discounted to present value, for R$17.5 million.

On August 16, 2016, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$21.4 million in exchange for cash at the transfer date, discounted to present value, for R$14.9 million.

On December 21, 2016, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$27.0 million in exchange for cash at the transfer date, discounted to present value, for R$19.5 million.

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

Working Capital

We believe that our current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months. Additionally, during the Preemptive Right exercise period from March 17, 2017 to April 15, 2017, related to the Preemptive Right to the Company’s shareholders to acquire, in proportion to their respective interests in the Company’s capital, up to 50% of Tenda’s capital stock, 25,233,408 common shares issued by Tenda were acquired, at the purchase price of R$8.13 per share, totaling R$205.1 milllion.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$1,163.6, a net income of R$74.4 million and a net loss of R$42.5 million in 2016, 2015 and 2014, respectively. Under U.S. GAAP, our net loss was R$985.2, our net loss was R$10.1 million and our net income was R$42.3 million in 2016, 2015 and 2014, respectively.

Our equity, in accordance with Brazilian GAAP, was R$1,930.5 million, R$3,097.2 million and R$3,058.4 million, as of December 31, 2016, 2015 and 2014, respectively. Under U.S. GAAP, we recorded total equity of R$1,710.6 million, R$2,704.9 million and R$2,750.9 million as of December 31, 2016, 2015 and 2014, respectively.

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

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2016

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2016.

There are no other standards or interpretations that were issued and not yet adopted that could, in the opinion of our management, have a significant impact on the profit, loss or equity disclosed by the Company.

On May 28, 2014, the IASB published IFRS 15, which establishes principles that will apply to the recognition of revenue under IFRS. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the detailed guidance on the recognition of revenue that currently applies under IFRS. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018, and earlier application of IFRS 15 will be permitted for IFRS purposes. In December 2016, CPC has issued this pronouncement as CPC 47, effective on January 1, 2018. The standard can be applied either on the retrospective method or the cumulative effect method, and is currently being evaluated by the Company.

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

IFRS 9 will be effective for annual periods beginning on or after January 1, 2018. Earlier application of IFRS 9 will be permitted for IFRS purposes. In December 2016, CPC has issued this pronouncement as CPC 48, effective on January 1, 2018. IFRS 9 contains a general requirement that it should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

On January 13, 2016, the IASB published IFRS 16 – Leases (“IFRS 16”), which establishes principles that will apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessors and lessees. IFRS 16 will require lessors to recognize a lease liability reflecting future lease payments and a “right-of-use assets” for all lease contracts, except certain short-term leases and leases for low-value assets. The principles that apply to the recognition, measurement, presentation and disclosure of leases in the financial statements of lessees will remain substantially the same. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019, and earlier application of IFRS 16 will be permitted for IFRS purposes. In Brazil, earlier application of IFRS 16 will be subject to the implementation of IFRS 16 in Brazil and the prior approval of the CPC and the CVM. The standard can be applied either on the cumulative catch-up approach or the full retrospective method, and is currently being evaluated by the Company.

We are in the process of evaluating the impact of CPC 47, CPC 48 and IFRS 16 on our financial statements. As of the date of this annual report, we have not completed our analysis of CPC 47, CPC 48 and IFRS 16 and we have not determined the extent to which CPC 47, CPC 48 and IFRS 16 will impact our financial statements once they are adopted.

Recently Adopted and Issued U.S. GAAP Accounting Standards

Please refer to Note 32(c) to our consolidated financial information for a description of recently adopted U.S. GAAP accounting standards and recently issued U.S. GAAP accounting standards.

C.       Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2016, 2015 and 2014, we had 5, 6 and 10 employees engaged in research and development activities, respectively. Our research and development expenditures in 2016, 2015 and 2014 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2014, 2015 and 2016, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units under the Minha Casa Minha Vida program.

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

With the implementation of the SAP enterprise application software platform, we believe we will have the appropriate tools and data to make more effective management and supply decisions. We believe the successful implementation of these initiatives will help produce more stable cash flow and contribute toward a return to sustainable growth.

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

During 2015, the Company continued to evaluate the potential spin-off of the Gafisa and Tenda business units into two separate entities. During 2015, as part of the spin-off studies, we (i) separated several joint departments of Gafisa and Tenda, including, among others, the services, personnel and management department and the legal department, (ii) converted Tenda’s issuer registration with the CVM from category B to category A, (iii) entered into negotiations with several banks and insurance companies to open lines of credit for Tenda that are independent of Gafisa, and (iv) reviewed our contracts with our third party counterparties and evaluated the potential impact of a spin-off on those contracts. On April 29, 2015, we announced to the market that the spin-off studies were ongoing and would take longer to be concluded than had been initially expected. On August 16, 2016, we announced to the market that that the spin-off studies were ongoing and that we were evaluating other potential capital structure options and separation alternatives for the Gafisa and Tenda business units, including a potential offer of securities and/or a sale of equity interests, in addition to the spin-off itself.

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into an SPA with Jaguar pursuant to which we will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share. Pursuant to the SPA, we will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million.

As of the date of this annual report, we estimate the potential spin-off of the Gafisa and Tenda business units will be concluded in May or June 2017.

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

F.       Tabular Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2016. The table does not include deferred income tax liability.

	Maturity Schedule
	Total (4)	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	1,167.7	650.6	510.0	7.1	—
Debentures	444.6	307.1	137.5	—	—
Interest (1)	325.2	217.9	106.3	0.9	—
Real estate development obligations (2)	773.8	292.5	472.1	9.2	—
Obligations for land purchase	260.7	170.4	76.9	13.4	—
Payables to venture partners (3)	1.2	1.2	—	—	—
Credit assignments	99.0	34.7	40.9	20	3.4
Obligations from operating leases	32.6	3.2	8.2	9.4	11.8
Other accounts payable	80.2	68.7	11.5	—	—
Total	3,185.0	1,746.3	1,363.4	60.0	15.2

 _____________

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2016. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2016, the amount of “real estate development obligations” related to units launched but not sold was R$400.8 million.

(3)	Payables to venture partners accrue a minimum annual dividend equivalent to the variation in CDI, which is not included in the table above.

(4)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$79.1 million and R$83.9 million in current and non-current liabilities, respectively, as of December 31, 2016.

G.       Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra(2)(3)	70	Chairman	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Guilherme Affonso Ferreira(2)(3)	65	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Maurício Marcellini Pereira(2)(3)	43	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Cláudio José Carvalho de Andrade(2)(3)	45	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
José Écio Pereira da Costa Junior(2)(3)	65	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Rodolpho Amboss(2)(3)	53	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Francisco Vidal Luna (2)(3)	70	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

(3)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

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

Guilherme Affonso Ferreira. Mr. Ferreira is currently a member of our board of directors and the CEO of Bahema Participações S.A., a financial investment company. Currently he also holds the following positions: member of the board of directors, Finance and Strategic Committees of Petrobras S.A., an oil and gas company; member of the board of directors and compensation committee of SulAmérica S.A., an insurance company; member of the board of directors of Valid Soluções e Serviços de Segurança em Meios de Pagamento e Identificação S.A.; a company that specializes in payment facilitation program, system identification and telecommunication; member of the board of directors and Audit Committee of Arezzo Indústria e Comércio S.A., a shoes retailer; member of the board of directors of T4F Entretenimento S.A.; a member of the board of directors of Tavex Algodonera S.A., a textile company; and member of the board of directors of Entidades Benemerentes, Instituto de Cidadania Empresarial, Esporte Solidário e AACD, all third sector entities.

In the past 5 years he was also, among others, member of the following board of directors: Companhia Brasileira de Distribuição (Pão de Açucar), a retail company; Ideiasnet S.A., a technology, media and telecommunications company, Banco Indusval, a financial institution, B2W S.A., an electronic commerce company and Entidades Benemerentes, a third sector entity. He holds a production engineering degree from the University of São Paulo and a master’s degree in economics and political science from Macalester College.

Maurício Marcellini Pereira. Mr. Pereira is currently a member of our board of directors.

In the past 5 years he has held, among others, the following positions: member of the board of directors of Tenda; Investment Officer of Fundação dos Economiários Federais – FUNCEF, a pension fund for the employees of Caixa Econômica Federal; Executive Officer of New Business of Caixa Participações S.A. – CAIXAPAR, a company specialized in strategic corporate stakes a member of the board of directors of Elo Serviços S.A., a debit and credit card administrator member of the board of directors of Telemar Participações S.A., a telecommunication company, member of the board of directors of Brasil Ferrovias S.A. and Ferronorte S.A., railway companies; and a member of the fiscal council of Tim Participações S.A., a telecom company. He holds a degree in business administration from Minas Gerais Federal University, an MBA in Finance from Ibmec Business School and is getting his master’s degree in pension economics from Brasília University (UnB).

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

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He also holds the following positions: member of the board of directors of Princecampos Participações S.A., a public transportation company; alternate member of the board of directors and member of audit committee of Fibria S.A. and Votorantim Cimentos S.A.; member of the audit committee of Votorantim Metais S.A. and Citrosuco S.A; and member of the consulting committee of CVI Refrigerantes S.A., a beverage company.

He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., and in the past 5 years he has also been a member of the board of directors of Tenda and BRMALLS S.A., a shopping mall management company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

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

Francisco Vidal Luna. Mr. Luna is a member of our board of directors. He currently is on the board of directors of several Municipal owned or related companies and foundations, such as Sabesp, Desenvolve São Paulo, Museu da Língua Portuguesa, Museu do Futebol, FIESP – Federação das Indústrias do Estado de São Paulo, Associação Comercial de São Paulo, Fundação Faculdade de Medicina – FFM, FIPE – Fundação Instituto de Pesquisas Econômicas and Fundação Padre Anchieta – TV Cultura and he has been member of Board of Directors of several others such as SP Urbanismo, SP Obras, SP Tur, SP Trans, CET and Prodam. In the past 5 years, he has also held, among others, the following positions: member of board of directors of Tenda, member of board of officers of Banco Tokyo-Mitsubishi UFJ do Brasil and a member of management of other banks, such as Banco InterAmerican Express (former Banco SRL), Banco Nossa Caixa Desenvolvimento and Banco Nacional de Desenvolvimento Econômico – BNDES. Mr. Luna has an economics degree and post-graduate degree from the University of São Paulo.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Sandro Rogério da Silva Gamba	41	Chief Executive Officer	May 05, 2014	May 04, 2017
Andre Bergstein	46	Chief Financial Officer and Investor Relations Officer	May 05, 2014	May 04, 2017
Katia Varalla Levy	43	Operational Executive Officer	May 05, 2014	May 04, 2017

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

Our Relationship with our Executive Officers and Directors

As of December 31, 2016, our board of officers in the aggregate held 0.6% of our share capital and our board of directors in the aggregate held a 0.2% direct or indirect interest in our share capital. As of December 31, 2016, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2016, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

For each of 2016, 2015 and 2014

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2016, 2015 and 2014, the aggregate compensation we paid to the members of the board of directors was R$2.3 million, R$2.0 million and R$1.8 million, respectively, considering Gafisa and Tenda for the years ended December 31, 2016, 2015 and 2014.

For each of 2016, 2015 and 2014, the aggregate compensation we paid to the members of the fiscal council was R$296 thousand, R$255 thousand and R$244 thousand, respectively, considering Gafisa and Tenda for the years ended December 31, 2016, 2015 and 2014.

For each of 2016, 2015 and 2014, the aggregate compensation we paid to the executive officers was R$14.2 million (net of bonuses for Gafisa and Tenda executive officers) R$9.6 million (net of bonuses for Gafisa and Tenda executive officers) and R$8.7 million (net of bonuses for Gafisa executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa and Tenda for the years ended December 31, 2016, 2015 and 2014.

Approximately 60% of the total compensation paid to Gafisa officers and 53.7% of the total compensation paid to Tenda officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2016, 2015 and 2014, R$7.6 million, and R$3.2 million and R$3.4 million, respectively, considering Gafisa and Tenda for the years ended December 31, 2016, 2015 and 2014.

For each of 2016, 2015 and 2014, the individual compensation we paid to members of our board of directors (fixed compensation in 2014, fixed compensation in 2015 and fixed compensation in 2016), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	365,141	79,200	3,200,555
Annual lowest individual compensation (in R$)(2)	195,048	79,200	1,081,222
Annual average individual compensation (in R$)	282,713	78,687	2,109,275

_____________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	304,284	66,000	3,393,078
Annual lowest individual compensation (in R$)(2)	195,048	66,000	980,516
Annual average individual compensation (in R$)	241,863	66,000	2,128,272

 _____________
(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.67	3.00	5.17
Annual highest individual compensation (in R$)	308,868	63,500	3,732,593
Annual lowest individual compensation (in R$)(2)	185,778	63,500	2,691,098
Annual average individual compensation (in R$)	226,852	63,007	3,321,336

_____________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda (discontinued operations)

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.08	3.00	10.25
Annual highest individual compensation (in R$)	126,670	38,400	2,497,824
Annual lowest individual compensation (in R$)(2)	126,670	10,560	568,253
Annual average individual compensation (in R$)	128,845	19,840	1,227,182

_____________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	10.00	3.00	10.33
Annual highest individual compensation (in R$)	126,254	38,400	1,969,515
Annual lowest individual compensation (in R$)(2)	100,000	9,456	47,892
Annual average individual compensation (in R$)	112,084	19,104	753,090

_____________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2014	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	5.75	3.00	8.83
Annual highest individual compensation (in R$)	126,324	38,400	2,821,951
Annual lowest individual compensation (in R$)(2)	—	8,688	886,515
Annual average individual compensation (in R$)	126,324	13,829	924,046

_____________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

C.       Board Practices

General Information

We are managed by a board of directors consisting of at least five and up to nine directors and at least two and up to eight executive officers. Our directors are elected for a two-year term and our executive officers are elected for a three-year term. Reelection of officers and directors is permitted. We also have (1) a fiscal council, which under Brazilian Law is not a permanent body, although currently installed; (2) permanent advisory committees created in accordance with our bylaws, namely: an audit committee and a corporate governance and compensation committee; and (iii) executive committees established by the Board of Directors, namely: an investment executive committee, a finance executive committee, and an ethics executive committee. See “—A. Directors and Senior Management.”

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of three members: (1) Mr. Sandro Rogerio da Silva Gamba, who is the chief executive officer, (2) Mr. Andre Bergstein, who is the chief financial officer and investor relations officer, and (3) Mrs. Katia Varalla Levy, who is an operational executive officer.

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

Individuals who are also employees or members of the administrative bodies of our company, of companies controlled by us, or of companies forming a group of companies with us (pursuant to Chapter XXI of Brazilian corporate law), as well as spouses or parents of our management, cannot serve on the fiscal council.

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

We also have established a permanent audit committee. See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Audit Committee.”

Audit Committee

Our bylaws provide for an Audit Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Audit Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Audit Committee is currently comprised by Francisco Vidal Luna, who is also the chairman, Jose Ecio Pereira da Costa Junior and Odair Garcia Senra. Our board of directors has determined that Jose Ecio Pereira da Costa Junior, Francisco Vidal Luna and Odair Garcia Senra are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Francisco Vidal Luna is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission.

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

Corporate Governance and Compensation Committee

Our bylaws provide for a Corporate Governance and Compensation Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Corporate Governance and Compensation Committee must be comprised of at least three members, all of which must be independent members of our Board of Directors. The Corporate Governance and Compensation Committee is currently comprised by Cláudio José Carvalho de Andrade, who is also the chairman, Guilherme Affonso Ferreira and Rodolpho Amboss. This committee, among other things, considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees, is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles; reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

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

Currently, our Investment Executive Committee is in operation and is comprised by Sandro Rogério da Silva Gamba (also the Coordinator of the Committee), Andre Bergstein and Katia Varalla Levy.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed by André Bergstein (also the Coordinator of the Committee) and Sandro Rogério da Silva Gamba. This committee, among others, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

On September 9, 2010, our board of directors renamed the Ethics Committee, created on February 17, 2006, the Ethics Executive Committee. The Ethics Executive Committee is a collegiate body tasked with providing advice and guidance to the board of directors, elected by the board of directors, and is composed primarily of members of the board of officers (statutory or otherwise). Currently, it is composed of the following members: Sandro Rogério da Silva Gamba (Coordinator of the Committee), André Bergstein, Emmanoel Soares and Adriana Farhat. This committee is responsible, among others, for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

D.       Employees

As of December 31, 2016, we had 776 employees at Gafisa and 1,684 empoyees at Tenda across the following states:

States	Gafisa Number of Employees	Tenda Number of Employees
Amazonas	1	—
Bahia	1	257
Goiás	1	—
Maranhão	2	—
Minas Gerais	—	158
Pará	3	12
Paraná	3	—
Pernambuco	—	140
Rio de Janeiro	88	303
Rio Grande do Sul	1	190
Rondônia	1	—
São Paulo	675	624
Total	776	1,684

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2016 (2)	1,244	500	151	565	2,460
2015	1,297	499	167	387	2,350
2014	1,134	527	191	310	2,162
2013(1)	2,008	722	404	212	3,346
2012	2,551	811	395	267	4,024

_____________

Note:	The numbers presented in the tables above for the year 2013 refer to the employees of Gafisa Group (Gafisa’s Business Unit, Tenda’s Business Unit, Alphaville’s Business Unit as well as the corporate areas, including the shared services center). For the year ended December 31, 2016, the numbers presented refer to the employees of Gafisa, and do not refer to the employees of Tenda.

(1)	Total number includes 529 Alphaville employees, of which 290 are allocated in Operations, 95 in Administration and Finance, 135 in Business Development and 9 in Sales.

(2)	Total number includes 1,684 Tenda employees, of which 917 are allocated in Operations, 236 in Administration and Finance, 61 in Business Development and 470 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 4,750 outsourced professionals are providing services to Gafisa group across the following regions:

Region	Gafisa’s Outsourced Professionals	Tenda’s Outsourced Professionals
North/Central West	—	—
Northeast	—	545
South	—	181
Southeast	3,365	664
Total	3,365	1,390

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2016, establishing a salary adjustment of 9.82% as of May 2016. This collective bargaining agreement became effective in May 2016 and will expire in April 2017. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2016, establishing a salary adjustment of 8% as of March 2016. This collective bargaining agreement became effective in March 2016 and will expire in February 2017.

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

E.       Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.751% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2016, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned (1)
Sandro Rogério da Silva Gamba	Chief Executive Officer	68,220
Andre Bergstein	Chief Financial Officer and Investor Relations Officer	46,526
Cláudio José Carvalho de Andrade	Director	25,884
Odair Garcia Senra	Director	18,060
Katia Varalla Ley	Officer	12,091
Guilherme Affonso Ferreira	Director	8
José Écio Pereira da Costa Junior	Director	—
Francisco Vidal Luna	Director	—
Maurício Marcellini Pereira	Director	—
Rodolpho Amboss	Director	—
Total		170,789

_____________

(1)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

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

Under this stock option plan, the board of directors may also grant different types of options to certain beneficiaries, namely “A options”, which are regular options, and “B options,” for the exercise price of R$0.13. The exercise of B options, if granted, is subject to the proportional purchase of common shares or exercise of a regular option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

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

As of the date of this annual report, all active stock option Programs follow the Plan approved in 2008.

2012 Programs

Two stock option programs were approved in 2012 for executive officers and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 264,036 options to purchase shares of our common shares have been granted to executive officers and other key employees pursuant to this program. Out of the amount granted, 168,906 have been acquired or expired pursuant to such program.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.13 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this second program, according to the terms and conditions set forth in such second program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 302,532 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. The options granted included 222,912 “B” options, and all of them have been acquired or expired pursuant to such program.

2013 Programs

Two stock option programs were approved in 2013 for executive officers and key employees.

The first is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, 101,612 options to purchase shares of our common shares have been granted to executive officers pursuant to this agreement and none has been acquired. Out of the amount granted, 51,331 have been expired pursuant to such agreements.

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.13 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in this second program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 297,677 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 217,222 “B” options. Out of the total options granted, 219,910 have been acquired or expired pursuant to such second program.

2014 Programs

One stock option program was approved in 2014 for executives and key employees.

Under this program, the board of directors may grant different types of B options for the exercise price of R$0.13 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 323,501 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 124,651 “B” options. Out of the total options granted, 49,310 have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 264,570 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

In addition to the above stock option program, the board of directors approved a “Phantom Shares” program, payable in cash in accordance with the amount of options exercisable by the executives and key employees during the exercise period under the 2015 stock option program.

2016 Programs

One stock option program was approved in 2016 for executives and key employees.

This program is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, options to purchase 163,900 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

In addition to the above stock option program, the board of directors approved a “Phantom Shares” program, payable in cash in accordance with the amount of options exercisable by the executives and key employees during the exercise period under the 2016 stock option program.

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

On November 14, 2016, we conducted a reverse split of Tenda shares at the ratio of 11.72292224 Tenda shares to one Tenda share, with no reduction in the capital stock of Tenda. Considering the new shareholding structure resulting from this reverse split, the Company adjusted the number of Tenda shares and exercise price pursuant to this stock option plan at the ratio of 7.79555 Tenda shares to one Tenda share, resulting in a decrease from 46,773,302 to 6,000,000 shares that could be granted as options. In addition, the exercise price of the stock option plan for 2014 was adjusted from R$0.85 per share to R$6.62622 per share, and the exercise price of the stock option plan for 2016 was adjusted from R$0.88 per share to R$6.86008 per share.

2016 Programs

One stock option program was approved in 2016 by the board of directors of Tenda for executives and key employees of Tenda.

The program is a standard stock option program granting subscription rights related to Tenda’s common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire Tenda’s shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, options to purchase 210,000 shares of Tenda’s common shares have been granted to employees and executives pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	95,130	36.81	August 2025
May 2013 (Standard SOP) (1)	101,612	50,281	49.35	May 2017
May 2013 (Restricted Type B) (1)	217,222	77,767	0.13	May 2017
March 2014 (Restricted Type A) (1)	198,850	182,162	42.20	March 2020
March 2014 (Restricted Type B) (1)	124,651	113,463	0.13	March 2020
April 2015 (Standard SOP) (Gafisa)	264,570	264,570	30.20	April 2021
April 2016 (Standard SOP) (Gafisa)	163,900	163,900	35.33	April 2022
Total		947,273

_____________

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

Tenda Active Programs	Number of Stock Options granted	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report	Exercise Price per Stock Option	Expiration
August 2014 (Standard SOP) (Tenda)	5,421,001	5,279,848	R$6.63	March 2024
May 2016 (Standard SOP) (Tenda)	210,000	210,000	R$6.86	March 2026
Total		5,489,848

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

Shareholders	Shares (1)	(%)
Polo Capital Gestão de Recursos Ltda. and Polo Capital Internacional Gestão de Recursos Ltda.	2,269,397	8.09
Wishbone Management, LP	1,915,000	6.83
Pátria Investimentos Ltda.	1,570,204	5.60
River and Mercantile Asset Management, LLP	1,458,461	5.20
Public Float	19,780,874	70.54
Treasury shares	1,046,226	3.73
Total	28,040,162	100.00

_____________
(1)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

We had a total of 88 record shareholders located in the United States, 74.5% of which hold shares traded at BM&FBOVESPA and 25.5% of which hold ADSs traded on the NYSE. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

We participate in the development of real estate ventures with other partners, directly or through related parties, based on the constitutive documents of condominiums and/or consortia. The management structure of these enterprises and the cash management are centralized in the lead partner of the enterprise, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and uses of resources of the venture are reflected in the balance sheet of the ventures, reflecting the respective participation percentages of the partners, which are not subject to inflation adjustments or financial charges and do not have a predetermined maturity date. The average term for the development and completion of the projects in which the resources are invested is between 24 and 30 months. Please refer to Note 21 to our consolidated financial statements for further information on balances with related parties.

As of and for the years ended December 31, 2016, 2015 and 2014, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the years ended December 31, 2016 and 2015, there were no units sold to management members (R$1.5 million in 2014), and the amount receivable was R$1.0 million, R$1.6 million and R$4.7 million as of December 31, 2016, 2015 and 2014, respectively.

C.       Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.       Consolidated Statements and Other Financial Information

For our consolidated financial statements and notes thereto see “Item 18. Financial Statements.”

Legal Proceedings

We are currently party to several legal and administrative proceedings arising from the normal course of our business, principally relating to civil, environmental, tax and labor claims. We establish provisions in our balance sheets relating to potential losses from litigation based on estimates of probable losses. Brazilian GAAP requires us to establish provisions in connection with probable losses and we record a provision when, in the opinion of our management, we feel that an adverse outcome in a litigation is probable and a loss can be estimated. The determination of the amounts provisioned is based on the amounts involved in the claims and the opinion of external legal counsel.

Civil Claims

As of December 31, 2016, we were a party to 5,435 civil actions, totaling R$639 million. Of these actions, we were the plaintiff in 319 actions and the defendant in 5,116 actions, with aggregate amounts of R$154 million and R$485 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2016, the provisions related to civil claims include R$18.3 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$16.4 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2016, the provision for our civil claims amounted to R$98.2 million.

Environmental Claims

As of December 31, 2016, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2016, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2016, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$76 million. As of December 31, 2016, the provision for tax liabilities amounted to R$1.4 million. In addition, we have deposited R$24 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$2.7 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$2.7 million.

We filed a lawsuit against the Brazilian Ministry of Finance to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2016, we had deposited R$9.4 million with the court in connection with the lawsuit, which is pending a final decision.

Labor Claims

As of December 31, 2016, we were a defendant in 2,336 labor claims resulting from our ordinary course of business, of which approximately 83% were filed by outsourced workers and approximately 12% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2016, the total value involved in the labor claims filed against us was approximately R$114.0 million. As of December 31, 2016, the provision for labor claims amounted to R$61.6 million.

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

As of December 31, 2016, we had made provisions for our arbitration claims totaling R$0.8 million.

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

On July 11, 2013, the Company received CVM/SEP/GEA-5 Letter No. 240/2013, which requested information on the criteria for measuring and recognizing revenues. The Company has already provided all the information requested by CVM. On November 2013, we received a letter from the CVM: SEP/GEA-5/no 362/2013, requesting information related to some control deficiencies. We have already provided all the information requested by the CVM.

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

reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2016, there was no amount allocated to our legal reserve.

•	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This statutory reserve is established in accordance with our bylaws as an “investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2016, there was no amount allocated to our statutory reserve.

•	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2016, there was no amount allocated to our contingency reserve.

•	Unrealized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the unrealized profit reserve must be paid as mandatory dividends when those “unrealized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2016, there was no amount allocated to our unrealized profit reserve.

•	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2016, there was no amount allocated to our retained earnings reserve.

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

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, which is considered to be a deductible financial expense for purpose of calculating our income and social contribution tax obligations, provided that certain requirements are met. See “ Item 10. Additional Information – E. Taxation” for further information.

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

Payments of cash dividends and distributions, if any, are made in reais to the custodian on behalf of the depositary, which then converts such proceeds into U.S. dollars and causes such U.S. dollars to be delivered to the depositary for distribution to holders of ADSs. In the event that the custodian is unable to convert immediately the reais received as dividends into U.S. dollars, the amount of U.S. dollars payable to holders of ADSs may be adversely affected by any depreciation of the real that occurs before the dividends are converted. Under current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which will be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information—E. Taxation.”

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

For accounting purposes, although the interest should be reflected in the statement of operations for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity in the same way as the dividend. Please refer to “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income—Interest on Shareholders’ Equity” below for a discussion of tax consequences related to the receipt of payments of interest attributable to shareholders’ equity by a non-resident holder of our common shares or ADSs.

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

On April 25, 2016, we approved the payment of dividends in the total amount of R$17.7 million, or R$0.048 per share (excluding treasury shares) for fiscal year 2015. The dividends were distributed on December 22, 2016, as approved by a meeting of the board of directors held on December 16, 2016.

In 2016, we did not distribute any dividends related to fiscal year 2015.

B.       Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

Our common shares started trading on the BM&FBOVESPA on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the BM&FBOVESPA, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2012	5.47	2.09	2,911,582	6.78	2.05	14,660,144
December 31, 2013	5.13	2.22	1,853,011	5.23	2.62	10,648,389
December 31, 2014	3.58	1.33	1,184,125	3.90	1.86	5,990,816
December 31, 2015	1.89	0.88	483,148	2.95	1.78	3,784,043
December 31, 2016	1.99	0.95	330,931	3.04	1.71	5,547,208
Quarter
First quarter 2015	1.70	1.07	753,723	2.35	1.78	4,547,867
Second quarter 2015	1.89	1.30	507,015	2.95	2.15	3,607,857
Third quarter 2015	1.70	0.88	441,346	2.73	1.91	3,995,428
Fourth quarter 2015	1.43	0.93	243,567	2.80	1.95	2,961,135
First quarter 2016	1.53	0.95	197,372	2.99	2.07	2,640,703
Second quarter 2016	1.52	1.01	256,970	2.80	1.71	3,872,952
Third quarter 2016	1.71	1.15	329,930	2.73	1.93	7,452,148
Fourth quarter 2016	1.99	1.10	536,402	3.04	1.82	8,105,362
Month
October 2016	1.99	1.49	603,620	3.04	2.39	10,102,560
November 2016	1.66	1.17	499,148	2.65	1.97	8,810,279
December 2016	1.27	1.10	506,439	2.10	1.82	5,531,919
January 2017	1.60	1.19	630,567	2.66	1.84	10,530,223
February 2017	1.71	1.40	357,747	2.75	2.25	7,983,872
March 2017(2)	21.71	18.74	35,229	34.65	26.48	566,758
April 2017 (2) (through April 24, 2017)	19.89	16.07	74,115	27.19	25.20	321,327

_____________

(1)	Average number of shares traded per day.

(2)       Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

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

We are part of the following indices of the Brazilian stock market:

•	IBRA: This index comprises all stocks actively traded on the cash market operated by BM&FBOVESPA that have a certain minimum liquidity and active trading criteria;

•	IBRX 100: This index measures the average stock performance of the 100 most actively traded stocks of the Brazilian stock market.

•	ICON: This index measures the average stock performance of the more actively traded cyclical and non-cyclical consumer stocks.

•	IMOB: This index is a real estate sector index covering BM&FBOVESPA’s most actively traded securities;

•	IGCX: This index comprises all stocks trading on the Novo Mercado and Levels 1 and 2 of the BM&FBOVESPA;

•	IGCT: The stocks that comprise this index are selected as constituents of the Special Corporate Governance Equity Index (IGC) to the extent they meet certain additional membership criteria;

•	IGC-NM: This index comprises stocks listed for trading on the Novo Mercado segment of the BM&FBOVESPA;

•	ITAG: This index comprises stocks which give minority shareholders enhanced tag-along rights protection in addition to the protection required by law in the event of a change of control;

•	SMLL: This index comprises small capitalization stocks; and

•	INDX: This index was developed to measure the performance of the most representative companies of the industrial sector, an important segment of the Brazilian economy. Its theoretical portfolio is composed by the industry’s most representative stocks, which are selected among BM&FBOVESPA’s most actively traded securities.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The BM&FBOVESPA is significantly less liquid than the NYSE, or other major exchanges in the world. The BM&FBOVESPA, had a market capitalization of US$757.0 billion as of December 31, 2016 and an average daily trading volume of US$2.4 billion for 2016. In comparison, the NYSE had a market capitalization of US$20.2 trillion as of December 31, 2016 and an average daily trading volume of approximately US$43.9 billion for 2016. Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Corporate Purposes

Article 3 of our bylaws provides that our corporate purpose is to: (1) promote and develop any type of real estate project, whether our own or that of a third party, in the latter case as a contractor and agent; (2) purchase and sell any type of real estate; (3) perform civil construction and provide civil engineering services; and (4) develop and implement marketing strategies for any type of real estate project, whether our own or that of a third party. In addition, we may participate in companies that are not affiliated to us in Brazil and outside of Brazil.

Issued Share Capital

As of December 31, 2016, our share capital was R$2,740,661,187.74, all of which was fully subscribed and paid-in. Our share capital was comprised of 378,066,162 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the BM&FBOVESPA for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of BM&FBOVESPA shall keep its listed company register with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were revised in 2011 and the rules are in full force and effect since May 10, 2011. By June 9, 2011, we had already adapted our bylaws to the rules of the Novo Mercado. As of the date of this annual report, the 2011 version of the Listing Rules of the Novo Mercado are being revised.

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

The Novo Mercado rules require companies to provide information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to BM&FBOVESPA and to the market a Securities Negotiation Policy applicable at least to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation.

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

Novo Mercado Public Hearings

As of the date of this annual report, the existing Listing Rules of the Novo Mercado are in force but are being revised and the BM&FBOVESPA is conducting public and private hearings in that regard. It is expected that any new listing rules will come into effect in: (i) 2018, for new companies; and (ii) 2020, for listed companies.

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

According to our bylaws, any business or agreement between the company and any shareholder, director or officer must be previously approved by the board of directors, except if specified in our annual budget or business plan.

Rules for Retirement

There is no retirement age limit relating to directors or officers pursuant to the Brazilian law and our bylaws.

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

Shareholders’ General Meetings

Under Brazilian corporate law, at our shareholders’ meetings, shareholders are empowered to take any action relating to our corporate purpose and to pass any such resolutions as they deem necessary. The approval of our financial statements and the determination of the allocation of our net profits with respect to each fiscal year take place at our annual general shareholders’ meeting immediately following such fiscal year. The election of our directors and, if requested by shareholders, of members of our fiscal council typically takes place at the annual general shareholders’ meeting, although under Brazilian corporate law it may also occur at a special shareholders’ general meeting.

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person, remotely (as described in “—Remote Voting”) or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

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

According to CVM Instruction No. 559 of March 27, 2015 (which deals with the approval of ADR programs), the first notice must be published no later than 15 days before the date of the meeting on the first call, and no later than eight days before the date of the meeting on the second call.

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

Conditions for Admission at our Shareholders’ General Meetings

A shareholder may be represented at a shareholders’ general meeting by a proxy, as long as the proxy is appointed less than a year before such shareholders’ general meeting. The proxy must be either a shareholder, an executive officer or a director of our company, a lawyer or a financial institution. An investment fund must be represented by its investment fund officer. A legal entity may be represented by its legal representative.

Shareholders attending a shareholders’ general meeting must deliver proof of their status as shareholders and proof that they hold the shares they intend to vote by delivery of proper identification and a receipt issued by the custodian agent of our shares.

Remote Voting

Participation and remote voting at the general shareholders’ meetings of publicly-held companies is regulated by CVM Rule No. 561 of April 2015, which aims to facilitate the participation of shareholders in general meetings either through voting or through the submission of proposals. This rule provides the following:

•	the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the general meeting is held;

•	the possibility to include in the voting bulletin a list of candidates and submit minority shareholders proposals for deliberation at the general meeting, with due observance of certain deadlines and percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

•	the deadlines, procedures and means of transmitting the bulletin, which may be transmitted by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit); (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); or (c) directly to the company.

In addition, publicly-held companies are required to adopt certain measures in connection with the voting process. Publicly-held companies are required to: (1) inform the market of the adoption of the cumulative voting process in annual meetings immediately upon receipt of the first valid requirement; (2) disclose the final voting summary statements, as well as any voting statement presented by a shareholder at the general meetings; and (3) register in the minutes of the general meeting the number of approving, rejecting or abstaining votes for each item on the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such annual shareholders’ meeting.

The application of CVM Rule No. 561 became mandatory on January 1, 2017 for companies that on April 9, 2015 had at least one share class listed either on the Index Brasil 100 or the IBOVESPA index of the BM&FBOVESPA, such as Gafisa.

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

Mandatory Tender Offer in Case of Acquisition of a 30% Stake

Under the rules of our bylaws, if any person acquires our shares directly or indirectly, or any securities or rights related to such shares, in an amount representing 30% or more of our corporate capital, such acquirer has to carry out a mandatory tender offer for the acquisition of all shares issued by the Company. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

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

Purchases by us of our own Shares

Purchases by us of our own shares are regulated by CVM Rule No. 567 of September, 2015. The rule requires us to obtain the prior approval of our shareholders in connection with a purchase by us of our own shares if such purchase:

•	is conducted outside an organized securities markets and results, whether in a single transaction or by a series of transactions, in us acquiring more than 5% of the type or class of shares in circulation over a period of 18 months;

•	is conducted outside an organized securities markets and is for a price that is, (i) in the case of an acquisition of shares, more than 10% greater than the market quotation for such shares, or(ii) in the case of a disposal of shares, more than 10% lower than the market quotation for such shares;

•	aims to change or preserve the composition of the controlling stock or the administrative structure of the company; or

•	is conducted toutside an organized securities markets with a related party.

Our board of directors may approve the acquisition of our own shares in other circumstances. The decision to acquire our shares for purposes of maintaining the acquired shares in treasury or of cancelling them may not, among other things:

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

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5% of our shares, must provide to us, and we shall transmit to the CVM and the BM&FBOVESPA, the following information:

•	the name and qualification of the person providing the information;

•	reason and purpose for the acquisition and amount of securities to be acquired, including, as the case may be, a representation of the acquirer stating that the acquisition does not aim at modifying the management or the controlling structure of the company;

•	amount of shares, as well as other securities and related derivatives, by type and/or class, already owned, directly or indirectly, by the acquirer or any person related with the acquirer; and

•	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

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

On December 14, 2016, we entered into an SPA with Jaguar pursuant to which we will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share, after offering 50% of the total capital stock of Tenda for the exercise of preemptive rights of Gafisa’s shareholders. Pursuant to the SPA, we will receive cash proceeds totaling R$231.7 million, valuing Tenda’s capital stock at R$539.0 million. Gafisa will transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. During the preemptive rights exercise period, which commenced on March 17, 2017 and expired on April 15, 2017, a total of 25,233,408 common shares (registered, non-par value) of Tenda were acquired by participating shareholders at the purchase price of R$8.13 per share, totaling R$205,147,607.04. A total of 1,766,592 Tenda common shares were not acquired. Pursuant to the notice to shareholders dated April 19, 2017, the 1,766,592 Tenda common shares that were not acquired during the preemptive rights exercise period may be acquired by shareholders who expressed an interest in acquiring such unsold shares during the period starting on April 24, 2017 and expiring on April 27, 2017. On April 22, 2017, following the expiration of the 60-day period set forth in Article 174 of Brazilian corporate law pursuant to which our creditors had the right to object to the reduction in our total capital stock and to which they did not object, we reduced our total capital stock in an amount equal to R$219.5 million. The consummation of the reduction in our capital stock was a condition to delivery of the Tenda shares acquired by shareholders pursuant to the exercise of their preemptive rights during the preemptive rights exercise period. Accordingly, we expect to deliver such Tenda shares to such shareholders on or about May 4, 2017, which is also expected to be the date on which such Tenda shares will be listed and will commence trading on the traditional segment of BM&FBOVESPA.

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

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to income withholding tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income withholding tax at varying rates depending on the year the profits were generated, according to the tax legislation applicable to each corresponding year. There is uncertainty regarding the taxation of dividends supported by profits earned in the 2014 calendar year, due to the new rules introduced in Brazil in order to align the Brazilian tax system with the International Financial Reporting Standards, or “IFRS”, as of January 1, 2015.  As we did not earn profits in that year, this issue should not apply to us.

Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, to the extent the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•	50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Resident Holder is subject to income withholding tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Tax Favorable Jurisdiction, as defined below.

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the Company is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

Gains

According to Law No. 10,833/03, enacted on December 29, 2003, the disposition or sale of assets located in Brazil by a Non-Resident Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to capital gain taxes in Brazil.

Therefore, with respect to the disposition of our common shares, which are treated as assets located in Brazil, a non-Brazilian resident will be subject to income tax on the gains assessed according to the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to the ADSs, although the matter is not entirely clear, it is reasonable to take the position that ADSs do not constitute assets located in Brazil for the purposes of Law No. 10,833/03 and, therefore, that the gains realized by a Non-Resident Holder on the disposition of our ADSs to another Non-Resident Holder should not be taxed in Brazil. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. Accordingly, gains on a disposition of ADSs by a Non-Resident Holder may be subject to income tax in Brazil in the event that courts determine that ADSs constitute assets located in Brazil. For more information, please refer to “Item 3. Key Information—D. Risks Factors—Risks Relating to Our Common Shares and the ADSs—Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of the ADSs.”

As a general rule, gain realized as a result of a disposition or sale of common shares (or ADSs should they be deemed to be “assets located in Brazil”) is the positive difference between the amount realized on the sale or other disposition of the securities and their acquisition cost.

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

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

•	exempt from income tax when the gain is earned by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, dated September 14, 2014, which replaced Resolution 2,689, dated January 26, 2000 (a “4,373 Holder”) and (2) is not a resident or domiciled in a country or location that does not tax income, or that taxes it at a maximum rate lower than 20%; or

•	in all other cases, subject to income tax at a rate of up to 25%. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset against any income tax due on the capital gain.

Any other gains recognized on a sale or disposition of the common shares that is not carried out on a Brazilian stock exchange are subject to (1) income tax at a progressive rate from 15% up to 22.5%, when realized by a Non-Resident Holder that is not resident or domiciled in a Tax Favorable Jurisdiction; and (2) income tax up to a rate of 25% when realized by a Non-Brazilian Holder that is resident or domiciled in a Tax Favorable Jurisdiction. In the event that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, the withholding income tax of 0.005% shall also be applicable and can be offset against the eventual income tax due on the capital gain.

In the case of a redemption of common shares (or ADSs, should they be deemed to be “assets located in Brazil”) or a capital reduction by a Brazilian corporation, such as ourselves, the positive difference between the amount received by the Non-Resident Holder and the acquisition cost of the common shares or ADSs redeemed is treated as capital gain derived from the sale or exchange of shares not carried out on a Brazilian stock exchange and is therefore subject to income tax at a rate from 15% to 22.5%, or up to 25%, as described above.

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

As a Non-Resident Holder of ADSs, you may cancel your ADSs and exchange them for the underlying common shares and no income tax may be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank and as long as ADSs are not deemed to be “assets located in Brazil.” See “Item 9 The Offering and Listing—C. Markets—Investment in Our Common Shares by Non-Residents of Brazil—Depositary Receipts” for a discussion of the rules related to exchanging ADS for common shares.

The deposit of common shares by Non-Resident Holders in exchange for ADSs may be subject to Brazilian income tax if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such common shares were sold on the day of deposit; or (b) if no common shares were sold on that day, the average price on a Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. The difference between the acquisition cost and the average price of the common shares will be considered to be a capital gain subject to income tax at a rate from 15% up to 22.5% or 25%, as described above. In some circumstances, it could be reasonable to take the position that this tax is not applicable in the case of a Non-Resident Holder that is a 4,373 Holder and is not a resident in a Tax Favorable Jurisdiction.

There can be no assurance that the current favorable treatment of 4,373 Holders will continue in the future.

On March 16, 2016, Provisional Measure No. 692 was converted into Law 13,259/16, increasing tax rates on capital gains earned by Brazilian individuals and certain legal entities. Although the law is not very clear, the new rates should apply as from 2017 as follows: (i) 15% on the capital gain not exceeding R$5,000,000; (ii) 17.5% on the capital gain amount which varies from R$5,000,000 and R$10,000,000; (iii) 20% on the capital gain amount which varies from R$10,000,000 and R$30,000,000; and (iv) 22.5% on the capital gain which exceeds R$ 30,000,000. The new rates should also apply to Non-Resident Holders depending on their type of investment, jurisdiction and the sale transaction, to be determined on a case by case basis.

Discussion on Tax Favorable Jurisdictions and Privileged Tax Regimes

A “Tax Favorable Jurisdiction” is a country or location that (1) does not impose taxation on income or imposes the income tax at a rate lower than 20% or (2) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Ministry of Treasury on November 28, 2014 decreased from 20% to 17% this minimum threshold for certain specific cases. The 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules to be established by the Brazilian tax authorities.

Law No. 11,727/08 created the concept of “Privileged Tax Regimes”, which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20%, or 17%, as applicable; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Normative Ruling 1,037 provides a list of Tax Favorable Jurisdictions and Privileged Tax Regimes. Normative Ruling No. 1,037 is periodically updated to include and exclude countries, locations and tax regimes from the lists of Tax Favorable Jurisdictions and Privileged Tax Regimes.

In principle, the best interpretation of Law No. 11,727/08 leads us to conclude that the concept of Privileged Tax Regimes should be applied solely for purposes of transfer pricing rules in export and import transactions, for the definition of the applicable rate of withholding income tax on the remittance of specific items of income and for certain other Brazilian tax purposes that are not relevant to an investment by a Non-Resident Holder in our common shares or ADSs. Although we are of the opinion that the concept of Privileged Tax Regimes should not affect the tax treatment of a Non-Resident Holder described above, we cannot assure you that subsequent legislation or interpretations by the Brazilian tax authorities regarding the definition of “privileged tax regimes” will not apply such regime to Non-Resident Holders. Investors should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Tax Favorable Jurisdictions and Privileged Tax Regimes.

Tax on Foreign Exchange and Financial Transactions

Foreign Exchange Transactions. Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 4,373 Holders is currently subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent, which also applies to payments of dividends and interest on shareholders’ equity to 4,373 Holders with respect to investments on the Brazilian financial and capital markets.

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

Tax on Transactions Involving Bonds and Securities. Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero percent. The rate of the IOF/Bonds Tax applicable to the transfer of shares with the sole purpose of enabling the issuance of ADSs is currently also zero percent. However, the Brazilian government may increase the rate of the IOF/Bonds Tax at any time by up to 1.5% per day on the transaction amount, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of common shares or ADSs, except for gift and inheritance taxes that may be imposed by some Brazilian states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by holders of common shares or ADSs.

U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders described below that hold common shares or ADSs as capital assets for U.S. federal tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons that own or are deemed to own ten percent or more of our voting stock;

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding our ADSs or common shares in connection with a trade or business conducted outside of the United States.

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

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, any of which is subject to change, possibly with retroactive effect. It is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Except as discussed below under “—Passive Foreign Investment Company Rules,” this discussion assumes that the Company will not be a passive foreign investment company, or “PFIC,” for U.S. federal income tax purposes for any taxable year.

Taxation of Distributions

Distributions paid on ADSs or common shares (including any amounts that are treated as interest on shareholders’ equity for Brazilian tax purposes and any Brazilian withholding taxes deducted from distributions), other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to you as dividends.

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

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all taxes paid or accrued in the relevant taxable year to foreign countries and possessions of the United States.

Sale or Other Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of common shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you have held the common shares or ADSs for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the common shares or ADSs disposed of, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, you will not be able to credit any Brazilian income tax imposed on such gains against your U.S. federal income tax liability unless you have other taxable income from foreign sources in the appropriate foreign tax credit basket. You should consult your tax adviser as to whether the Brazilian tax on gains would be creditable against your U.S. federal income tax on foreign-source income from other sources.

Other Brazilian Taxes

Any Brazilian IOF/Bond Tax and the IOF/Exchange Tax imposed on the deposit of common shares in exchange for ADSs and the cancellation of ADSs in exchange for common shares (as discussed above under “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions”) will not be treated as creditable foreign taxes for U.S. federal income tax purposes. U.S. Holders should consult their tax advisers regarding the treatment of these taxes for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2016 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year. Moreover, after the expected spin-off and sale of the Company’s shares of Tenda in 2017, as described in “Item 4. Information on the Company—A. History and Development of the Company—General,” the Company will own less than 25% of Tenda shares and, therefore, the Company’s income and assets will no longer include Tenda’s income and assets for purposes of determining the Company’s PFIC status. On a non-consolidated basis (i.e., without taking into account

Tenda’s income), the Company had financial income for the 2016 taxable year in an amount that is substantial relative to its gross margin.  The Company may become a PFIC if its financial income for any taxable year constitutes 75% or more of its gross income (generally, the sum of the Company’s financial income and gross margin) for such year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including, under certain circumstances, a pledge) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the common shares or ADSs. If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

Certain U.S. Holders who are individuals (and certain entities that are formed or availed of for purposes of holding certain foreign financials assets) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs. You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2016:

	As of December 31, 2016
	Expected Maturity Date
	Total (3)	2017	2018	2019	2020 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	451.3	314.1	94.3	21.4	21.4	CDI/TR	470.2
Average interest rate	14.1%	12.5%	11.4%	11.3%	11.5%	—	—
Loans and financing (working capital)	164.2	136.0	28.2	—	—	CDI	172.6
Average interest rate	16.6%	15.0%	13.8%	—	—	—	—
Loans and financing — SFH	1,022.0	534.6	393.5	59.7	34.2	TR	1,016.0
Average interest rate	15.3%	13.8%	12.7%	12.6%	12.8%	—	—
Total loans, financing and debentures	1,637.5	984.7	516.0	81.2	55.6	CDI/TR	1,658.8
Derivative financial instruments	3.7	(5.4)	1.9	3.2	4.0	CDI	3.7
Obligation to venture partner	1.2	1.2	—	—	—	CDI	1.4
Real estate development obligations(2)	773.8	292.5	313.0	159.1	9.2	INCC	773.8
Obligations for purchase of land	260.7	170.4	65.7	11.2	13.4	INCC	260.7
Total	2,675.7	1,442.2	896.6	254.7	82.2	—	2,697.0
Assets:
Cash and cash equivalent	29.5	29.5	—	—	—	CDI	29.5
Marketable securities (current and non-current)	223.6	223.6	—-	—	—	CDI	223.6
Receivables from clients	993.9	722.6	207.3	48.5	15.5	INCC	993.9
Receivables from clients (2)	525.2	120.39	280.91	94	29.9	INCC	525.2
Total client receivables	1,772.2	1,096.09	488.21	142.5	45.4	—	1,772.2
Total	2,025.3	1,349.19	488.21	142.5	45.4	—	2,025.3

_____________

(1)	See notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2016, the annualized index was 13.63% for CDI, 2.75% for TR, 6.11% for INCC, 6.29% for IPCA and 7.19% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

(3)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016.

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

Foreign Exchange Rate

During 2016, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2016, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave.- New York - NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2016, we received from the depositary of our ADSs US$1.9 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

Management assessed the effectiveness of the Registrant’s internal controls over financial reporting as of December 31, 2016. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2016, the Company’s internal controls over financial reporting are effective based on those criteria.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2016, has been audited by KPMG Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-2 and F-3.

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

The Audit Committee convened 12 times in 2016. The Audit Committee currently comprises Francisco Vidal Luna, Jose Ecio Pereira da Costa Junior and Odair Garcia Senra, each of whom is a director of our company. Our board of directors has determined that Francisco Vidal Luna, Jose Ecio Pereira da Costa Junior and Odair Garcia Senra are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Francisco Vidal Luna is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person (provided such complaint is first reported to the Ethics Committee or Audit Committee), regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters” and equally confidential and anonymous submissions of “concerns” of the same type by our employees and affiliates. The “whistleblower channel” can be accessed through our intranet or website or a letter may be forwarded to our headquarters under the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 444 issues were reported to our “whistleblower channel,” all of them related to personal conduct and, therefore, without any financial impact on our results of operations.

In January 2014, we established a compliance and ethics program in order to help prevent, detect, rectify and report potential misconduct, including violations of the Foreign Corrupt Practices Act and Brazilian anti-corruption legislation (pursuant to Brazilian Law No. 12,846). This program comprises extensive risk assessment of our operations, ongoing training and advice to employees, incentives and disciplinary measures, and third party due diligence.

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

The following table describes the total amount billed to us by KPMG Auditores Independentes (“KPMG”) for services performed in 2016 and 2015, respectively, and the remuneration for these services in each year.

	2016	2015
	(in thousands of reais)
Audit fees (1)	4,560	4,373
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	4,560	4,373

_____________

(1)	“Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by KPMG during 2016 or 2015.

(3)	There were no “Tax fees” billed by KPMG during 2016 or 2015.

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

 _____________

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

Date: April 28, 2017

Consolidated Financial Statements

Gafisa S.A.

December 31, 2016
and Report of Independent Registered Public Accounting Firm

Gafisa S.A.

Consolidated Financial Statements

December 31, 2016

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (2013 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2016.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil
April 28, 2017

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Andre Bergstein
	Name:	Andre Bergstein
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Gafisa S.A.

We have audited the accompanying consolidated balance sheets of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of profit or loss, comprehensive income (loss), changes in equity, cash flows and value added for each of the years in the three year period ended December 31, 2016. We also have audited Gafisa S.A.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Gafisa S.A.’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Gafisa S.A.’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provides a reasonable basis for our opinions.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Gafisa S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations, cash flows and value added for each of the years in the three-year period ended December 31, 2016, in conformity with accounting practices adopted in Brazil applicable to real estate development entities. Also in our opinion, Gafisa S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Accounting practices adopted in Brazil applicable to real estate development entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

São Paulo - Brazil
April 28, 2017

/s/ KPMG Auditores Independentes

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

	Notes	2016	2015

Current assets
Cash and cash equivalents	4.1	29,534	82,640
Short-term investments	4.2	223,646	629,671
Trade accounts receivable	5	722,640	1,395,273
Properties for sale	6	1,122,724	1,880,377
Receivables from related parties	21.1	57,455	95,118
Prepaid expenses	-	2,548	7,171
Land for sale	8.1	3,306	105,857
Assets held for sale	8.2	1,189,011	-
Other assets	7	49,336	120,657
Total current assets		3,400,200	4,316,764

Non-current assets
Trade accounts receivable	5	271,322	407,091
Properties for sale	6	592,975	750,240
Receivables from related parties	21.1	25,529	109,193
Derivative financial instruments	20.i.b	9,030	-
Other assets	7	58,917	82,880
		957,773	1,349,404

Investments	9	799,911	993,122
Property and equipment	10	23,977	49,176
Intangible assets	11	28,228	51,866
		852,116	1,094,164

Total non-current assets		1,809,889	2,443,568

Total assets		5,210,089	6,760,332

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2016 and 2015

(In thousands of Brazilian Reais)

	Notes	2016	2015

Current liabilities
Loans and financing	12	669,795	672,365
Debentures	13	314,139	389,621
Payable for purchase of properties and advances from customers	17	205,388	361,420
Payables for goods and service suppliers	-	79,120	57,335
Taxes and contributions	-	51,842	102,057
Salaries, payroll charges and profit sharing	-	28,880	60,102
Minimum mandatory dividends	-	-	17,682
Provision for legal claims and commitments	16	79,054	100,312
Obligations assumed on the assignment of receivables	14	34,698	23,482
Payables to related parties	21.1	85,611	87,100
Derivative financial instruments	20.i.b	5,290	14,056
Other payables	8.2	69,921	163,437
Liabilities directly associated with assets held for sale	15	651,812	-
Total current liabilities		2,275,550	2,048,969

Non-current
Loans and financing	12	516,505	620,470
Debentures	13	137,129	468,337
Payable for purchase of properties and advances from customers	17	90,309	248,514
Deferred income tax and social contributions	19	100,405	16,489
Provision for legal claims and commitments	16	83,904	142,670
Obligations assumed on the assignment of receivables	14	64,332	35,811
Payables to related parties	21.1	-	41,002
Derivative financial instruments	20.i.b	-	7,618
Other payables	15	11,502	33,216
Total non-current liabilities		1,004,086	1,614,127

Equity
Capital	18.1	2,740,662	2,740,662
Treasury shares	18.1	(32,524)	(25,980)
Capital reserves and reserve for granting stock options	-	81,948	76,834
Income reserve	-	-	303,975
Accumulated losses		(861,761)	-
		1,928,325	3,095,491
Non-controlling interests		2,128	1,745
Total equity		1,930,453	3,097,236
Total liabilities and equity		5,210,089	6,760,332

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of profit or loss

Years ended December 31, 2016, 2015, and 2014

(In thousands of Brazilian Reais, except if stated otherwise)

	Notes	2016	2015	2014
Continuing operations			(Restated)	(Restated)
Net operating revenue	22	915,698	1,443,357	1,580,861

Operating costs
Real estate development and sales of properties	23	(1,029,213)	(1,061,921)	(1,164,997)

Gross (loss) profit		(113,515)	381,436	415,864

Operating (expenses) income
Selling expenses	23	(94,946)	(97,949)	(95,063)
General and administrative expenses	23	(106,585)	(97,442)	(124,833)
Income from equity method investments	9	(48,332)	40,015	38,405
Depreciation and amortization	10 and 11	(33,892)	(32,585)	(63,607)
Other income (expenses), net	23	(78,992)	(107,634)	(79,113)

(Loss) profit before financial income and expenses and income tax and social contribution		(476,262)	85,841	91,653

Financial expenses	24	(84,118)	(127,728)	(114,371)
Financial income	24	58,439	77,306	98,121

(Loss) profit before income tax and social contribution		(501,941)	35,419	75,403

Current income tax and social contribution		(10,722)	(14,763)	(25,304)
Deferred income tax and social contribution		(89,358)	14,105	16,355

Total Income tax and social contribution	19.i	(100,080)	(658)	(8,949)

Net (loss) income from continuing operations		(602,021)	34,761	66,454

Net (loss) income from discontinued operations	8.2	(559,704)	36,218	(110,179)

Net (loss) income for the year		(1,161,725)	70,979	(43,725)

(-) Attributable to:
Non-controlling interests		1,871	(3,470)	(1,176)
Owners of the parent		(1,163,596)	74,449	(42,549)

Weighted average number of shares (in thousands)	27	26,921	27,262	29,808

Basic earnings (loss) per thousand shares - In Reais	27	(43.222)	2.731	(1.427)
From continuing operations		(22.664)	1.619	2.244
From discontinued operations		(20.558)	1.112	(3.671)

Diluted earnings (loss) per thousand shares - In Reais	27	(43.222)	2.712	(1.427)
From continuing operations		(22.664)	1.608	2.244
From discontinued operations		(20.558)	1.105	(3.671)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of comprehensive income (loss)

Years ended December 31, 2016, 2015, and 2014

(In thousands of Brazilian Reais, except if stated otherwise)

	2016	2015	2014

Net (loss) income for the year	(1,161,725)	70,979	(43,725)

Total comprehensive income for the year, net of taxes	(1,161,725)	70,979	(43,725)

Attributable to:
Owners of the parent	(1,163,596)	74,449	(42,549)
Non-controlling interests	1,871	(3,470)	(1,176)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of changes in equity

Years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
					Income Reserve
	Note	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Retained earnings (accumulated losses)	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2013		2,740,662	(73,070)	54,383	31,593	437,156	-	3,190,724	23,759	3,214,483

Stock option plan		-	-	15,514	-	-	-	15,514	-	15,514
Treasury shares acquired	18.1	-	(115,265)	-	-	-	-	(115,265)	-	(115,265)
Treasury shares sold	18.1	-	17,583	-	-	(10,662)	-	6,921	-	6,921
Treasury shares cancelled	18.1	-	91,693	-	-	(91,693)	-	-	-	-
Acquisition of non-controlling interests		-	-	-	-	-	-	-	(19,525)	(19,525)
Loss for the year	18.2						(42,549)	(42,549)	(1,176)	(43,725)
Absorption of loss for the year with income reserves:		-	-	-	-	(42,549)	42,549	-	-	-

Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

Capital increase		-	-	-	-	-	-	-	2,157	2,157
Stock option plan	18.3	-	-	6,937	-	-	-	6,937	-	6,937
Treasury shares acquired	18.1	-	(24,157)	-	-	-	-	(24,157)	-	(24,157)
Treasury shares sold	18.1	-	3,022	-	-	(2,423)	-	599	-	599
Treasury shares cancelled	18.1	-	74,214	-	-	(74,214)	-	-	-	-
Profit for the year	-	-	-	-	-	-	74,449	74,449	(3,470)	70,979
Allocation:	18.2
Legal reserve		-	-	-	3,722	-	(3,722)	-	-	-
Declared dividends		-	-	-	-		(17,682)	(17,682)	-	(17,682)
Reserve for investments		-	-	-	-	53,045	(53,045)	-	-	-

Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660	-	3,095,491	1,745	3,097,236

Capital increase		-	-	-	-	-	-		1,382	1,382
Stock option plan	18.3	-	-	5,114	-	-	-	5,114	-	5,114
Treasury shares acquired	18.1	-	(8,693)	-	-	-	-	(8,693)	-	(8,693)
Treasury shares sold	18.1	-	2,149	-	-	(2,140)	-	9	-	9
(Loss) profit for the year	-	-	-	-	-	-	(1,163,596)	(1,163,596)	1,871	(1,161,725)
Absorption:	18.2
Legal reserve		-	-	-	(35,315)	-	35,315	-	-	-
Reserve for investments		-	-	-	-	(266,520)	266,520	-	49	49
Dividends		-	-	-	-	-	-	-	(2,919)	(2,919)

Balances at December 31, 2016		2,740,662	(32,524)	81,948	-	-	(861,761)	1,928,325	2,128	1,930,453

See accompanying notes to consolidated financial statements

Gafisa S.A.

Consolidated statements of cash flow statement

Years ended December 31, 2016, 2015 and 2014

(In thousands of Brazilian Reais)

	2016	2015	2014
Operating activities		(Restated)	(Restated)
(Loss) profit before income tax and social contribution	(1,043,812)	71,637	(60,655)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	33,892	32,585	46,003
Stock option expense (Note 18.3)	6,821	7,826	33,168
Unrealized interests and charges, net	100,508	88,801	56,464
Warranty provision (Note 15)	(12,390)	11,100	7,771
Provision for legal claims and commitments (Note 16)	70,796	91,193	61,885
Provision for profit sharing (Note 26 (iii))	18,750	14,000	19,000
Allowance for doubtful accounts and cancelled contracts (Note 5)	6,950	6,749	(1,424)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	160,216	(618)	5,449
Intangible assets	-	-	17,604
Income from equity method investments (Note 9)	48,332	(40,015)	(38,405)
Financial instruments (Note 20)	(13,404)	17,151	7,492
Provision for penalties due to delay in construction works (Note 15)	(1,404)	(2,137)	(3,332)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	7,666	5,516	6,298
Write-off of goodwill supported by inventory surplus (Notes 6 and 9)	-	-	5,748
Impairment loss on disposal group held for sale (Note 8.2)	610,105	-	-
Decrease/(increase) in operating assets
Trade accounts receivable	288,999	133,674	103,027
Properties for sale and land available for sale	21,759	(159,654)	(318,732)
Other assets	29,471	18,883	(46,911)
Prepaid expenses	(460)	7,622	17,412

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	(73,603)	9,243	(49,573)
Taxes and contributions	(9,874)	(7,195)	(1,940)
Payables for goods and service suppliers	31,991	(28,036)	(3,997)
Salaries, payroll charges and profit sharing	(17,740)	(25,464)	(39,189)
Other payables	(152,209)	(84,266)	29,177
Transactions with related parties	100,207	72,444	81,059
Paid taxes	(10,722)	(14,763)	(101,415)

Cash generated (used) from operating activities related to disposal group held for sale	68,821	(121,713)	209,909

Cash generated (used) from operating activities	269,666	104,563	41,893
Financing activities
Acquisition of property and equipment, and intangible assets (Notes 10 and 11)	(35,838)	(33,340)	(70,626)
Acquisition of short-term investments	(1,417,794)	(3,502,264)	(3,593,955)
Redemption of short-term investments	1,611,200	3,699,616	4,303,400
Investments	(110)	(1,636)	32,193
Dividends received	-	-	37,563
Cash from investing activities related to disposal group held for sale	4,997	222,288	43,378

Cash from investing activities	162,455	384,664	751,953

Financing activities
Proceeds from loans, financing and debentures	579,391	734,552	763,339
Payment of loans, financing and debentures - principal	(719,390)	(806,398)	(840,840)
Payment of loans, financing and debentures - interest	(225,405)	(262,466)	(251,796)
Assignment of receivables	72,776	24,558	12,433
Payables to venture partners	(3,658)	(6,135)	(112,650)
Paid dividends	(17,682)	-	(150,042)
Loan transactions with related parties	1,130	(280)	1,903
Proceeds from the sale of treasury shares (Note 18.1)	9	599	6,919
Repurchase of treasury shares (Note 18.1)	(8,693)	(24,157)	(115,265)
Cash used in financing activities related to disposal group held for sale	(135,291)	(176,755)	(213,146)

Cash used in financing activities	(456,813)	(516,482)	(899,145)

Net (decrease) increase in cash and cash equivalents	(24,692)	(27,255)	(105,299)

Cash and cash equivalents
At the beginning of the year	82,640	109,895	215,194
(-) Cash and cash equivalents at the end of the year from disposal group held for sale	(28,414)	-	-
At the end of the year	29,534	82,640	109,985

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of value added

Years ended December 31, 2016, 2015, and 2014

(In thousands of Brazilian Reais)

	2016	2015	2014
		(Restated)	(Restated)
Revenues	983,664	1,561,815	1,705,824
Real estate development and sales	990,614	1,568,564	1,704,400
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	(6,950)	(6,749)	1,424
Inputs acquired from third parties (including taxes on purchases)	(1,569,281)	(1,010,112)	(1,227,918)
Operating costs - Real estate development and sales	(872,401)	(910,736)	(1,020,605)
Materials, energy, outsourced labor and other	(137,176)	(135,594)	(97,134)
Profit or loss of discontinued operations	(559,704)	36,218	(110,179)

Gross value added	(585,617)	551,703	477,906

Depreciation and amortization	(33,892)	(32,585)	(63,607)

Net value added produced by the entity	(619,509)	519,118	414,299

Value added received on transfer	10,107	117,321	136,526
Income from equity method investments	(48,332)	40,015	38,405
Financial income	58,439	77,306	98,121

Total value added to be distributed	(609,402)	636,439	550,825

Value added distribution	(609,402)	636,439	550,825
Personnel and payroll charges	115,054	124,920	157,840
Taxes and contributions	190,173	144,770	162,582
Interest and rents	248,967	292,300	272,952
Dividends	-	17,682	-
Retained earnings attributable to noncontrolling interests	(1,871)	3,470	1,176
Retained earnings (incurred losses)	(1,161,725)	53,297	(43,725)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8,501, 19th floor, in the city and state of São Paulo, Brazil and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On December 14, 2016, the Company entered into a Sale and Purchase Agreement (“SPA”) with Jaguar Real Estate Partners LP pursuant to which the Company will sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share which values Tenda at R$539,020. The consummation of the transaction is subject to the satisfaction of certain conditions precedent established in the SPA, among others (Note 8.2). The Company estimates the transaction will be concluded in May or June 2017.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 28, 2017.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS and has interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee, or CPC, the CVM and the Federal Accounting Council, or CFC, including CPC Guideline 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities - regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”, including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 32. US GAAP condensed consolidated balance sheets have been included in Note 32 (d)(i) for 2016 and 2015 and US GAAP consolidated statement of profit or loss and comprehensive income (loss) for the years ended December 31, 2016, 2015 and 2014 have been included in Note 32 (d)(ii) and Note 32 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

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

The accounting practices have been applied consistently by all subsidiaries in the consolidated financial statements. The subsidiaries have the same fiscal year as the Company.

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is Real.

2.1.3.	Presentation of segment information

The presentation of operating segment information is consistent with the internal reports provided to the main decision makers of operational matters, the Statutory Board, who are responsible for allocating resources, assessing the performance of operating segments, and making strategic decisions.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

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

Assets and liabilities subject to estimates and assumptions include the provision for impairment of asset, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of construction, deferred tax assets, among others.

The main assumptions related to sources of uncertainty over future estimates and other important sources of uncertainty over estimates at the reporting date, which may result in different amounts upon settlement are discussed below:

a)	Impairment loss of non-financial assets

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

Cash flows are derived based on the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and the growth rate used for purposes of extrapolation.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

a)	Impairment loss of non-financial assets --Continued

Indefinite life intangible assets and goodwill attributable to future economic benefit are tested at least annually, and/or when circumstances indicate a decrease in the carrying value. The main assumptions used for determining the recoverable amount of cash-generating units are detailed in Note 9.

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

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of a loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

c)	Provision for legal claims --Continued

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)	Allowance for doubtful accounts and cancelled contracts

The Company measures the allowance for doubtful accounts and cancelled contracts based on assumptions which consider the history of its current operations and its estimates. Such estimates are annually reviewed to consider any changes in circumstances and histories.

e)	Warranty provision

The measurement of the warranty provision, to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed.

f)	Estimated cost of construction

Estimated costs, mainly comprising the incurred and future costs for completing construction projects, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company.

g)	Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results and based on internal assumptions and future economic scenarios.

The other provisions recognized in the Company are described in Note 2.2.22.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale, and the transfer of significant risks and benefits, regardless of the timing of receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

•	The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

•	Interest and inflation-indexation charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in “Real estate development, sale, barter transactions and construction services” when incurred, on a pro rata basis using the accrual basis of accounting;

•	Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales --Continued

•	The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined on fair value of the units to be delivered, as a component of “properties for sale”, with a corresponding entry to “payable for purchase of properties and advances from customers”. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, which mainly comprise cash and cash equivalents, short-term investments, account receivable, loans and financing, debentures, suppliers, payable for purchase of properties and advances from customers and other debts.

After initial recognition, financial instruments are measured as described below:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments--Continued

(i)	Financial instruments through profit or loss

A financial instrument is classified at fair value through profit or loss when it is designated as such upon initial recognition, or when it meets the definition of a derivative and hedge accounting is not applicable.

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

For the year ended December 31, 2016, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at the fair value directly in profit or loss. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than to mitigate risk.

The Company does not adopt the hedge accounting practice.

(ii)	Financial assets

Financial assets are classified into financial assets at fair value through profit or loss, receivables, held-to-maturity investments, and available-for-sale financial assets. The Company determines the classification of its financial assets upon initial recognition, when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are initially recognized at fair value, plus, in the case of investments not measured at fair value through profit or loss, directly attributable transaction costs.

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable and derivative financial instruments.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments --Continued

(ii)	Financial assets --Continued

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•	The contractual rights to the cash flows from the asset expire; or

•	The Company transfers the rights to receive cash inflows of an asset or assume an obligation of fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and benefits of the asset, or (b) the Company does not substantially transfer or retain all risks and benefits related to the asset, but transfers the control over the asset.

When the Company has transferred its rights to receive cash inflows of an asset, and signed an agreement to pass it on, and has not substantially transferred or has retained all risks and benefits related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset, or the highest consideration that may be required from the Company.

(iii)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated as such upon initial recognition.

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments --Continued

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

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that are fully consolidated and also restricted cash in guarantee to loans, which are classified at fair value through profit or loss (Note 4.2).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.5.	Trade account receivable

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

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group of “Real estate development, sale, barter transactions and construction services” revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

2.2.6.	Mortgage-backed Securities (CRIs) and Housing Loan Certificate (CCI)

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or “CCI”), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until receivables are settled by customers.

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which the transfer is made.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.7.	Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

Properties are measured at the lower of construction cost, and net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges which relate to a project over the construction period.

The classification of land between current and noncurrent assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

2.2.8.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.	Land for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale in its current condition. Management shall commit to sell it within one year of the classification date.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.10.	Investments in associates

Investments in associates are recorded in the Company using the equity method.

When the Company's share of the losses of associates is equal to or higher than the amount invested, the Company recognizes the residual portion in net capital deficiency since it assumes obligations and makes payments on behalf of these companies. For this purpose, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the associates (Note 9).

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

Property and equipment are subject to periodic assessments of impairment.

2.2.12.	Intangible assets

(i)	Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost, and amortized on straight-line basis over a period of up to five years, and are subject to periodic assessments of impairment of assets.

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.12.	Intangible assets --Continued

Impairment testing of goodwill is performed at least annually or whenever circumstances indicate an impairment loss.

2.2.13.	Payables for purchase of properties and advances from customer due to barter

Payables for purchase of land are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.	Income tax and social contribution

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and any other related right where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. Its main objective is to provide guarantees to the buyers rights in the acquisition of units in construction. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues (Note 2.2.23)).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.14.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution

Deferred taxes are recognized in relation to tax losses and temporary differences between the carrying amount of assets and liabilities for accounting purposes and the corresponding amounts used for tax purposes. For subsidiaries under the Special Taxation Regime (RET), deferred taxes are related to temporary differences between income taxed on cash basis and recorded on an accrual basis.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

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

2.2.15.	Other current and noncurrent liabilities

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.16.	Stock option plans

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

2.2.17.	Share-based payment – Phantom Shares

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.18.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation and 13th monthly salary, among others) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

The bonus system operates with individual and corporate targets, structured based on the efficiency of corporate goals, followed by the business goals and, finally, individual goals.

The Company and its subsidiaries do not offer private pension or retirement plans.

2.2.19.	Present value adjustment – assets and liabilities

Assets and liabilities arising from long or short-term transactions are adjusted to present value if significant.

In installment sales of not completed units, real estate development entities adjust receivables by an inflation index, including the installment related to the delivery of units, without accrual of interest, and shall be discounted to present value, as the agreed inflation rates do not include interest.

Borrowing costs and other financing costs directly attributable to the construction of real estate ventures are capitalized. Therefore, the reversal of the present value adjustment of an obligation related to these items is included in the cost of real estate unit sold or in the inventories of properties for sale, as the case may be, until the period of construction of the project is completed.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.20.	Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company. In addition, transaction costs and premiums on issuance of debt securities are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

2.2.21.	Loans and financing costs

Loans and financing costs which are directly attributable to the development of assets for sale and land, are capitalized as part of the cost of that asset during the construction period, which are recognized in profit or loss to the extent units are sold. All other loans and financing costs are expensed as incurred. These costs comprise interest and other related costs incurred, including those for debt issuances.

2.2.22.	Provisions

(i)	Provision for legal claims

The Company is party to various lawsuits and administrative proceedings. Provisions are recognized for all contingencies related to lawsuits which risk of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to the consolidated financial statements, and those for which losses are considered remote are neither recognized nor disclosed.

Contingent assets are recognized only when there are secured guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2016 and 2015 there are no claims involving contingent assets recorded in the consolidated balance sheet of the Company.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.22.	Provisions --Continued

(ii)	Allowance for doubtful account and cancelled contracts

The Company annually reviews its assumptions related to the establishment of its allowance for doubtful account and cancelled contracts, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due and when there is evidence that the cancelation will occur, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage of completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

(iii)	Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

(iv)	Warranty provision

The Company and its subsidiaries recognize a provision to cover expenditures for repairing construction defects covered during the warranty period, based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, except for the subsidiaries that operate with outsourced companies, which are the direct guarantors of the construction services provided. The warranty period is five years from the delivery of the venture.

(v)	Provision for impairment of non-financial assets

When there is evidence of impairment of asset, and the net carrying value exceeds the recoverable amount, a provision for impairment is recorded, adjusting the net carrying value to the recoverable value. Goodwill and intangible assets with indefinite useful lives have the recovery of their net carrying amounts tested annually, regardless whether there is any indication of impairment, by comparing to the net carrying value to the recoverable amount measured by cash flows discounted to present value, using a discount rate before taxes, which reflects the weighted average cost of capital of the Company.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.23.	Sales taxes

For companies under the non-cumulative taxation regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses. In addition, certain subsidiaries made de irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the PIS and COFINS are calculated at 0.37% and 1.71%, respectively, on gross revenue.

2.2.24.	Treasury shares

Own equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

2.2.25.	Interest on equity and dividends

The portion of declared dividends and interest on equity are recorded as current liabilities in the heading “Dividends payable”. Mandatory dividends are also recorded as current liabilities since it is a legal obligation provided for in the By-laws of the Company.

2.2.26.	Earnings (loss) per share – basic and diluted

Basic earnings (loss) per share are calculated by dividing the net income (loss) attributable (allocated) to common shareholders by the weighted average number of common shares outstanding over the period.

Diluted earnings per share are calculated in a similar manner, except that the weighted average number of shares outstanding is increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies--Continued

2.2.27.	Disposal group held for sale and profit or loss from discontinued operations

The Company classifies a disposal group as held for sale if its carrying value is expected to be recovered by means of a sale transaction. In such case, the asset or the group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale and its sale must be highly probable.

For a sale to be considered highly probable, Management must be committed to a plan to sell the asset, and have initiated a program for finding a buyer and complete the plan at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

The asset held for sale is measured at the lower of its carrying value and fair value less cost to sell. In case the carrying value exceeds its fair value, an impairment loss is recognized in profit or loss for the year. Any reversal or gain shall only be recognized to the extent of such recognized loss.

The assets and liabilities of the group of assets held for sale are presented separately in the consolidated financial statements. The profit or loss of discontinued operations is presented at a single amount in the statement of profit or loss, which includes the total after-tax income of these operations, less any impairment-related loss. The net cash flow amounts attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

According to Note 1, on December 14, 2016, the Company disclosed a material fact informing about the signature of the disposal of up to 30% of the shares issued by Tenda. The completion of the transaction is subject to the verification of certain conditions precedent, among which the decrease in the Company’s capital with effect of distribution to its shareholders of the shares corresponding to 50% of Tenda’s investment, as detailed in Note 8.2.

As required by the CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statement of profit or loss for the year ended December 31, 2015 and 2014 is being presented on the same basis of the current year, and its retrospective effects are shown in Note 2.3.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.3.	Restatement of Financial Statements

As required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, for comparability purposes, the information of the statements of profit or loss, cash flows and value added as of December 31, 2015 and 2014 are being presented on the same basis of the current year, and its retrospective effects are as follows:

	2015				2014
	Balances originally reported as of 12/31/2015	Impact of the application of CPC 31 (Note 2.2.27) (a)	Balances restated	Balances originally reported as of 12/31/2014	Impact of the application of CPC 31 (Note 2.2.27) (a)	Balances restated
Statement of profit or loss
Net operating revenue	2,294,319	(850,962)	1,443,357	2,150,998	(570,138)	1,580,860
Operating costs	(1,667,505)	605,584	(1,061,921)	(1,609,246)	444,249	(1,164,997)
Operating (expenses) income	(552,294)	216,684	(335,610)	(580,547)	217,932	(362,615)
Income from equity method investments	41,766	(1,751)	40,015	19,263	19,142	38,405
Financial income (expenses)	(38,127)	(12,295)	(50,422)	(8,918)	(7,332)	(16,250)
Income tax and social contribution	(7,180)	6,522	(658)	(15,275)	6,326	(8,949)
Non-controlling interests	(3,470)	-	(3,470)	(1,176)	-	(1,176)
Profit or loss of discontinued operations (Note 8.2)	-	36,218	36,218	-	(110,179)	(110,179)
Net income (loss) for the year	74,449	-	74,449	(42,549)	-	(42,549)

Cash flow
Operating activities	91,748	12,815	104,563	41,893	-	41,893
Investing activities	361,466	23,198	384,664	751,953	-	751,953
Financing activities	(480,469)	(36,013)	(516,482)	(899,145)	-	(899,145)

Statement of value added
Net value added produced by the entity	709,284	(190,166)	519,118	579,216	(164,917)	414,299
Value added received on transfer	165,897	(48,576)	117,321	176,057	(39,531)	136,526
Total value added to be distributed	875,181	(238,742)	636,439	755,273	(204,448)	550,825

(a)	Amounts after elimination of consolidation items.

Additionally, for purposes of improving the presentation of the consolidated financial statements for the year ended December 31, 2015, the Company reclassified the goodwill supporting future profitability from Intangible assets (Note 11) into Investments (Note 9) in the amount of R$25,476, as it refers to an investment in associate.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted

•	IFRS 9 – Financial Instruments (CPC 48)

IFRS 9 replaces the guidance of IAS 39 (CPC 38) Financial Instruments: Recognition and Measurement, and includes the new models for classification and measurement of financial instruments, and measurement of expected credit losses for financial and contractual assets, as well as new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018. IFRS 9 contains a general requirement that it should be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

The effective impact of the adoption of IFRS 9 on the Company’s financial statements in 2018 cannot be reliably estimated, because it will depend on the financial instruments that the Company holds and the economic conditions in 2018, as well as the accounting decisions and judgments that the Company will make in the future. The new standard will require Management to review its accounting processes and internal controls related to the classification and measurement of financial instruments, and these changes have not been completed yet.

•	IFRS 15 – Revenue from Contracts with Customers (CPC 47)

This standard introduces new requirements for measurement and recognition of revenue under both IFRS. The IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard is going to replace most of the detailed guidance on the recognition of revenue that currently exists under the IFRS, including the CPC 30 (IAS 18) Revenue and CPC 17 (IAS 11) Construction Contracts, when adopted. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or the adoption of the method of keys, for example, will result of the contractual analyses made by Management. The Company is still evaluating the effects of such standard and not yet concluded its analyses on the impact of its adoption.

The new standard is applicable beginning on or after January 1, 2018. The standard can be applied either on the retrospective method or the cumulative effect method, still under evaluation by the Company.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted --Continued

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

The Company is evaluating the effects of the IFRS 16 on its financial statements and has not yet concluded its analysis on the impact of their adoption. The standard can be applied either on the cumulative catch-up approach or the full retrospective method, still under evaluation by the Company.

The Accounting Pronouncements Committee (CPC) has not yet issued an accounting pronouncement or change to effective this pronouncement corresponding to IFRS 16.

The entities that disclose their financial statements according to the accounting practices adopted in Brazil are not permitted to early adopt such IFRS.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, in the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2016	2015

Cash and banks	29,534	69,560
Securities purchased under resale agreements (a)	-	13,080
Total cash and cash equivalents (Note 20.ii.a and 20.iii)	29,534	82,640

(a)	Securities purchased under resale agreement comprise securities issued by Banks with a repurchase commitment by the bank, and resale commitment by the customer, at rates and maturities agreed upon, backed by private or government securities, depending on the bank. The securities are registered with Central de Custódia e de Liquidação Financeira de Títulos (“CETIP”).

As of December 31, 2016, the securities purchased under resale agreement include interest earned from 75% to 101.5% of Interbank Deposit Certificates (CDI) (from 75% to 100.5% of CDI in 2015). All transaction are with what management considers to be top tier financial institutions.

4.2.	Short-term investments

	2016	2015

Fixed-income funds (a)	123,868	279,486
Government bonds (LFT) (a)	6,018	18,631
Corporate securities (LF/DPGE) (a)	31,742	95,801
Securities purchased under resale agreements (Note 4.1 (a))	11,935	25,548
Bank certificates of deposit (a) / (b)	27,834	101,733
Restricted cash in guarantee of loans (c)	10,669	31,633
Restricted credits (d)	11,580	76,839
Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	223,646	629,671

(a)	Structure of exclusive Investment funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)	As of December 31, 2016, Bank Certificates of Deposit (CDBs) include interest earned varying from 90% to 100.8% (from 90% to 107% in 2015) of Interbank Deposit Certificates (CDI) rate.

(c)	Restricted cash in guarantee of loans are investments in fixed-income funds, which invest only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Notes 13 and 16(b).

(d)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services

	2016	2015

Real estate development and sales	1,019,359	1,895,795
( - ) Allowance for doubtful accounts and cancelled contracts	(19,315)	(100,530)
( - ) Present value adjustments	(26,816)	(31,052)
Services and construction and other receivables	20,734	38,151
Total trade accounts receivable from real estate development and services (Note 20.ii.a)	993,962	1,802,364

Current	722,640	1,395,273
Non-current	271,322	407,091

The current and non-current portions have the following maturities:

Maturity	2016	2015

Overdue:
Up to 90 days	64,830	207,838
From 91 to 180 days	45,442	50,985
Over 180 days	93,265	290,247
	203,537	549,070

Maturities:
2016	-	925,543
2017	544,292	286,138
2018	111,007	83,266
2019	120,367	34,518
2020	45,552	41,454
2021 onwards	15,338	13,957
	836,556	1,384,876

( - ) Present value adjustment	(26,816)	(31,052)
( - ) Allowance for doubtful account and cancelled contracts	(19,315)	(100,530)

	993,962	1,802,364

The total amount receivable from units sold and not yet delivered is not fully reflected in the consolidated financial statements. The balance recognized is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2016, the amount received from customers in excess of the recognized revenues totaled R$35,024 (R$39,743 in 2015), and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized in the consolidated financial statements for the year ended December 31, 2016 totaled R$28,230 (R$40,089 in 2015 and R$28,736 in 2014).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services --Continued

The balances of allowance for doubtful accounts and cancelled contracts are considered sufficient by the Company’s management to cover the incurred losses on realization of the accounts receivable.

The change in the allowance for doubtful accounts and cancelled contracts for the years ended December 31, 2016 and 2015, is as follows:

	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2014	(109,893)	52,309	(57,584)
Additions	(6,749)	-	(6,749)
Write-offs	16,112	(30,545)	(14,433)
Balance at December 31, 2015	(100,530)	21,764	(78,766)
Reclassification to discontinued operations	88,165	(21,764)	66,401
Additions (Note 22)	(8,438)	-	(8,438)
Write-offs / Reversals (Note 22)	1,488	-	1,488
Balance at December 31, 2016	(19,315)	-	(19,315)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2016 totaled R$(3,762) (R$6,106 in 2015 and R$11,111 in 2014) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 9.00% in 2016 (6.78% in 2015), net of Civil Construction National Index (INCC).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable from real estate development and services –Continued

				(Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2016	2015

(i)	Jun 27, 2011	203,915	171,694	2,148	4,775
(ii)	Dec 22, 2011	72,384	60,097	1,471	2,236
(iii)	Jul 06, 2012	18,207	13,917	68	368
(iv)	Nov 14, 2012	181,981	149,025	4,651	4,351
(v)	Dec 27, 2012	72,021	61,647	5,402	7,541
(vi)	Nov 29, 2013	24,149	19,564	4,307	6,362
(vii)	Nov 25, 2014	15,200	12,434	4,344	6,696
(viii)	Dec 03, 2015	32,192	24,469	15,988	24,558
(ix)	Mar 04, 2016	27,954	27,334	17,178	-
(x)	May 09, 2016	17,827	17,504	14,407	-
(xi)	Aug 16, 2016 (a)	15,418	14,943	9,164	-
(xii)	Dec 21, 2016	21,102	19,532	18,948	-

(a)	The consolidated balance of the transaction as of December 31, 2016 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, and collection from defaulting customers, among other, according to the criteria of each investor, being paid for these services.

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount in Securitization Transaction” under financial expenses.

6.	Properties for sale

	2016	2015

Land	823,516	1,443,460
( - ) Write-down to net realizable value of land	(43,505)	-
( - ) Write-down to net realizable value of inventory surplus	(62,343)	-
( - ) Adjustment to present value	(8,781)	(16,771)
Property under construction	509,049	857,619
Real estate cost in the recognition of the provision for cancelled contracts (Note 5)	-	21,764
Completed units	557,426	333,036
( - ) Write-down to net realizable value of properties under construction and completed units	(59,663)	(8,491)
Total properties for sale	1,715,699	2,630,617

Current portion	1,122,724	1,880,377
Non-current portion	592,975	750,240

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale --Continued

For the years ended December 31, 2016 and 2015, the change in the write-down to net realizable value of properties for sale is summarized as follows:

Balance at December 31,2014	(12,309)
Additions	(1,236)
Write-offs / Reversals	5,054
Balance at December 31,2015	(8,491)
Reclassification to discontinued operations	3,054
Additions:
Land (Note 23)	(43,505)
Property under construction and completed units (Note 23)	(54,226)
Inventory surplus (Notes 9 and 23)	(62,343)
Balance at December 31,2016	(165,511)

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2016 amounts to R$343,231 (R$299,649 in 2015).

7.	Other assets

	2016	2015

Advances to suppliers	2,567	7,102
Recoverable taxes (IRRF, PIS, COFINS, among other)	25,901	66,289
Judicial deposit (Note 16)	79,785	125,358
Others	-	4,788
Total other assets	108,253	203,537

Current portion	49,336	120,657
Non-current portion	58,917	82,880

8.	Assets for sale

8.1 Land for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2017. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2014	161,737	(51,174)	110,563
Additions	9,735	(19,152)	(9,417)
Transfer from (to) properties for sale, net	(617)	-	(617)
Reversal/Write-offs	(23,182)	28,510	5,328
Balance at December 31, 2015	147,673	(41,816)	105,857
Reclassification to disposal group held for sale	(128,216)	26,726	(101,490)
Additions	2,269	(142)	2,127
Reversal/Write-offs	(9,490)	6,302	(3,188)
Balance at December 31, 2016	12,236	(8,930)	3,306

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets held for sale --Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations

	2016	2015	2014

Impairment loss (i)	(610,105)
Disposal group held for sale (ii)	1,799,116	-	-
Total disposal group held for sale	1,189,011

Liabilities directly associated with assets held for sale (ii)	651,812	-	-

Impairment loss (i)	(610,105)	-	-
Tenda’s profit or loss (ii)	50,401	36,218	(110,179)
Profit or loss of discontinued operations	(559,704)	36,218	(110,179)

(i) The measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, considering the price of R$8.13 per share, according to the contract.

(ii) The amounts of the disposal group held for sale, liabilities directly associated with assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

According to Note 1, on December 14, 2016, the Company disclosed a material fact informing about the contract for purchase and sale of shares with Jaguar Real Estate Partners LP (third party), aimed at the disposal of up to 30% of the shares issued by Tenda, with the latter being estimated at R$539,020, at the price of R$8.13 per share.

The completion of the transaction is subject to the fulfillment of certain conditions precedent, among which the following are the most significant: (i) decrease in Tenda’s capital, with no cancellation of shares, and repayment to the Company, its only shareholder, of R$ 100,000, indexed to the country’s base rate (Selic), of which (a) R$ 50,000 shall be paid until December 31, 2018, and (b) the remaining balance shall be paid until December 31, 2019, with possibility of paying it in advance due to the fulfillment of certain targets set in the contract (Note 31(ii)); (ii) decrease in Company’s capital, with the effect of the distribution to its shareholders of the shares corresponding to 50% of Tenda’s investment (Note 31(i)(c)); and (iii) the conclusion of the proceedings related to the exercise by Gafisa shareholders of their preemptive rights for the acquisition of shares, at the price per share of R$8.13, under the terms of Article 253, I, of Law 6.404/76. In addition to the shares, the Company will offer its shareholders additional shares corresponding to 20% of Tenda's capital stock; and if, after the exercise of the Preemptive Rights, there are less than 20% of shares issued by Tenda available for acquisition by Jaguar, Jaguar shall not be obliged to acquire them and the transaction will move forward with the shareholders that exercised the Preemptive Rights.

In accordance with the provisions of paragraph 38 of CPC 31 – Non-current Asset Held for Sale and Discontinued Operations, the Company presents below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda as of December 31, 2016, after eliminations of consolidation items, as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets held for sale --Continued

8.2 Disposal group held for sale and profit or loss of discontinued operations

Assets	2016	Liabilities	2016
Current assets		Current liabilities
Cash and cash equivalents	28,414	Loans and financing	41,333
Short-term investments	195,073	Payables for purchase of properties and advance from customers	131,280
Trade accounts receivable	250,474
Properties for sale	563,576	Other payables	150,663
Land for sale	75,227
Other current assets	104,606
Total current assets	1,217,370	Total current liabilities	323,276
Non-current		Non-current liabilities
Trade accounts receivable	176,673	Loans and financing	93,661
Properties for sale	211,711	Payables for purchase of properties and advance from customers	104,343
Other non-current assets	60,556
Investments	84,798	Provisions for legal claims	44,951
Property and equity and intangible assets	48,008	Other payables	85,581
Total non-current assets	581,746	Total non-current liabilities	328,536

Total assets	1,799,116	Total liabilities	651,812

The main lines of the statement of profit or loss and cash flow of the subsidiary Tenda are as follows:

Statement of profit or loss	2016	2015	2014	Cash flow	2016	2015	2014

Net operating revenue	1,052,710	850,962	570,138	Operating activities	137,055	(85,495)	19,334
Operating costs	(729,705)	(605,584)	(444,249)	Elimination items	-	-	54,517
Operating expenses, net	(216,973)	(201,849)	(205,633)	Operating activities net of elimination items	137,055	(85,495)	73,851
Depreciation and amortization	(12,298)	(14,835)	(12,299)	Investing activities	4,997	222,288	95,484
Income from equity method investments	(5,456)	1,751	(19,142)	Elimination items	-	-	(52,106)
Financial income (expenses)	(20,043)	5,774	7,332	Investing activities net of elimination items	4,997	222,288	43,378
Income tax and social contribution	(20,966)	(6,522)	(6,326)	Financing activities	(135,291)	(176,755)	(210,736)
	47,269	29,697	(110,179)	Elimination items	-	-	(2,411)
Non-controlling interests	(9,381)	(623)	(742)	Investing activities net of elimination items	(135,291)	(176,755)	(213,146)
Net income for the year	56,650	30,320	(109,437)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees

(i)	Ownership interests

(a)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
		2016	2015	2016	2016	2016	2015	2016	2015	2016	2015	2016	2015	2014

Alphaville Urbanismo S.A (AUSA)	(h)	30%	30%	2,607,994	2,011,373	596,620	728,519	(108,298)	148,144	178,986	218,556	(32,490)	50,478	32,283
Gafisa SPE-116 Emp. Imob. Ltda.	(a)	50%	50%	193,080	72,286	120,794	103,372	17,421	22,864	60,397	51,686	8,711	11,432	(2,690)
Gafisa e Ivo Rizzo SPE-47 Em. Im. Ltda.	(a)	80%	80%	32,657	506	32,151	31,749	6	(26)	25,721	25,399	5	(21)	1
Sitio Jatiuca Emp. Imob. SPE Ltda	(a)	50%	50%	42,000	3,816	38,184	41,470	3,116	3,680	19,092	20,735	1,558	1,840	1,295
Parque Arvores Empr. Imob. Ltda.	(a)(c)	50%	50%	32,038	5,423	26,615	33,378	(6,774)	1,684	13,308	16,689	(3,381)	1,724	5,519
Varandas Grand Park Em. Im. SPE Ltda	(a)(c)	50%	50%	88,517	62,692	25,826	43,588	(20,707)	(2,197)	12,913	21,794	(9,877)	(1,704)	4,642
Atins Emp. Imob.s Ltda.	(a)	50%	50%	25,316	7,114	18,202	15,777	58	(183)	9,101	7,888	29	(92)	37
Gafisa SPE-113 Emp. Imob. Ltda.	(a)	60%	60%	59,616	50,178	9,438	7,521	(11,679)	(9,600)	5,663	4,513	(7,007)	(5,760)	1,837
Parque Aguas Empr. Imob. Ltda.	(a)(c)	50%	50%	14,685	3,368	11,317	15,263	(3,558)	805	5,658	7,632	(1,973)	388	2,925
Performance Gafisa General Severiano Ltda	(a)	50%	0%	27,074	16,272	10,802	-	(172)	-	5,401	-	(86)	-	-
Other (*)	-			152,987	68,350	84,638	114,485	(31,748)	3,556	46,227	51,354	(4,991)	(4,255)	339
Direct jointly-controlled investees - Gafisa				3,275,964	2,301,378	974,587	1,135,122	(161,975)	168,727	382,467	426,246	(49,502)	54,030	46,188

Saí Amarela S.A.	(a)	50%	50%	2,061	119	1,942	2,314	(310)	(102)	971	1,126	(155)	(51)	(50)
Gafisa SPE-51 Emp. Imob. Ltda.	(a)	60%	60%	1,413	118	1,295	1,662	330	869	777	997	198	521	(275)
Other (*)				248	78	170	466	358	(704)	14,367	73	175	(270)	(5)
Indirect jointly-controlled investees - Gafisa				3,722	315	3,407	4,442	378	63	16,115	2,196	218	200	(330)

Acedio SPE Emp. Imob. Ltda.	-	55%	55%	5,393	4,030	1,363	676	687	(1,973)	-	372	-	-	-
Maria Inês SPE Emp. Imob. Ltda.	-	60%	60%	21,058	42	21,016	21,050	(10)	137	-	12,630	-	-	-
Fit 02 SPE Emp. Imob. Ltda.	-	60%	60%	12,301	1	12,300	9,882	2,715	(2,060)	-	5,929	-	-	-
Fit Jardim Botânico SPE Emp. Imob. Ltda.	-	55%	55%	8,812	233	8,579	9,999	(1,521)	(5,639)	-	5,554	-	-	-
Fit 11 SPE Emp. Imob. Ltda.	-	70%	70%	33,339	4,384	28,955	32,062	(526)	253	-	22,443	-	-	-
Fit 31 SPE Emp. Imob. Ltda.	-	70%	70%	15,074	654	14,420	16,455	(1,869)	(2,529)	-	11,518	-	-	-
Fit 34 SPE Emp. Imob. Ltda.	-	70%	70%	35,719	1,332	34,387	33,634	768	2,131	-	23,544	-	-	-
Fit 03 SPE Emp. Imob. Ltda.	-	80%	80%	11,691	310	11,381	11,404	(23)	597	-	9,123	-	-	-
Imbuí I SPE Emp. Imob. Ltda.	-	50%	50%	9,263	294	8,968	8,723	246	(90)	-	4,362	-	-	-
Città Ipitanga SPE Emp. Imob. Ltda.	-	50%	50%	12,705	876	11,828	11,761	69	(2)	-	5,880	-	-	-
Grand Park - Pq. dos Pássaros SPE Emp. Imob. Ltda.	-	50%	50%	39,608	2,219	37,389	22,466	2,146	(3,997)	-	11,233	-	-	-
Citta Itapua Emp. Imob. SPE Ltda.	-	50%	50%	18,639	1,588	17,052	18,015	(964)	8,463	-	9,007	-	-	-
SPE Franere Gafisa 08 Emp. Imob. LTDA.	-	50%	50%	54,920	6,089	48,832	47,831	527	18,180	-	23,916	-	-	-
Fit 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	21,544	653	20,892	34,487	(13,596)	3,010	-	17,840	-	-	-
Other (*)	-			97,349	2,409	94,940	69,986	(3)	41,128	-	-	-	-	-
Indirect jointly-controlled investees - Tenda	-			397,415	25,114	372,302	348,431	(11,354)	57,609	-	163,351	-	-	-

Subtotal				3,677,101	2,326,807	1,350,296	1,487,995	(172,951)	226,399	398,582	591,793	(49,284)	54,230	45,858

Goodwill on associate										25,476	25,476	-	-	-
Goodwill on remeasurement of investment in associate	(d)									375,853	375,853	-	-	-
Total investments										799,911	993,122	(49,284)	54,230	45,858

(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

(i)	Ownership interest --Continued

(a)	Information on associates and jointly-controlled investees —Continued

	Interest in capital - %			Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Direct investees	2016		2015	2016	2016	2016	2015	2016	2015	2016	2015	2016	2015	2014
Provision for net capital deficiency (f):
Manhattan Comercial 01 SPE Ltda.	(g)	50%	50%	-	-	-	(7,887)	-	(9,408)	-	(4,350	-	(4,704)	-
Manhattan Residencial 01 SPE Ltda.	(g)	50%	50%	-	-	-	(89,319)	-	(21,261)	-	(44,627	-	(10,631)	(10,509)
Other (*)				7,546	7,618	(73)	(9,270)	(94)	(7,236)	-	(5,424	952	1,120	4,120
Total provision for net capital deficiency				7,546	7,618	(73)	(106,476)	(94)	(37,905)	-	(54,401)	952	(14,215)	(6,389)

Total Income from equity method investments												(48,332)	40,015	38,446

(a)	Jointly-controlled entities.

(b)	Entity jointly controlled with subsidiary Tenda.

(c)	The Company recorded expense of R$354 in Income from equity method investments for 2016 related to the recognition, by jointly-controlled entities, of adjustments in prior years, in accordance with the ICPC09 (R2) – Individual, Separate, and Consolidated Financial Statements and the Equity Method of Accounting.

(d)	Charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(e)	Amount related to the goodwill resulting of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$375,853, arising from the sale of control over the entity. At December 31, 2016 and 2015, the impairment test, which is performed annually based on the estimate of future profitability, or when circumstances indicate impairment of carrying value, did not identify the need for recognizing an impairment provision for loss on realization. The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed below.

(f)	The provision for net capital deficiency is recorded in “Other payables” (Note 15).

(g)	In the year ended December 31, 2016, there was increase in capital in the amount of R$50,500 related to a conversion of debt for equity (Note 21 (a)).

(h)	The table below sets forth summarized financial information for AUSA, which is considered as a material associate, and the aggregated information for the other associates and joint-controlled investees:

	AUSA			Other associates and jointly-controlled investees
	2016	2015		2016	2015
Current assets	1,286,614	1,418,050		773,135	917,404
Non current assets	1,321,380	1,146,190		303,518	265,633
Total assets	2,607,994	2,564,240		1,076,653	1,183,037
Current liabilities	1,378,611	593,312		173,641	332,124
Non current liabilities	632,771	1,242,409		149,411	223,860
Total liabilities	2,011,373	1,835,721		323,052	555,984

	2016	2015	2014	2016	2015	2014
Net operating revenue	716,346	1,149,700	958,248	177,264	210,617	345,775
Net (loss) income from continuing operations	(108,298)	148,144	107,662	(64,747)	40,350	(101,720)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

(i)	Ownership interest --Continued

(b)	Change in investments

Balance at December 31, 2015	993,122
Income from equity method investment	(49,284)
Payment of (decrease in) capital	5,445
Conversion of debt for equity (g)	50,500
Transfer from provision for net capital deficiency to Investment (g)	(45,726)
Acquisition/Sale of Interest	(10,442)
Dividends receivable	(16,009)
Asset of discontinued operations (Note 8.2)	(120,527)
Other investments	(7,168)
Balance at December 31, 2016	799,911

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected between 2017 and 2021 considering the growth in sales and client base of the different cash-generating units; (b) Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. The key assumptions were based on the Company’s historical performance over the past five years, and on reasonable macroeconomic assumptions, and supported by the financial market projections. The impairment test performed by the Company did not result in the need for recognizing a provision for impairment loss in the years ended December 31, 2016, 2015 and 2014.

10.	Property and equipment

Type	2014	Addition	Write-off and 100% depreciated items	2015	Addition	Write-off and 100% depreciated items	Reclassification to disposal group held for sale	2016
Cost
Hardware	22,333	9,017	(3,207)	28,143	3,408	(4,829)	(13,582)	13,140
Leasehold improvements and installations	24,516	2,819	(9,886)	17,449	686	(3,557)	(8,020)	6,558
Furniture and fixtures	5,453	57	(7)	5,503	-	(210)	(4,315)	978
Machinery and equipment	4,020	22	(3)	4,039	-	-	(1,400)	2,639
Molds	10,035	3,032	-	13,067	-	-	(13,067)	-
Sales stands	15,083	9,426	(8,785)	15,724	10,799	(8,950)	(1,599)	15,974
	81,440	24,373	(21,888)	83,925	14,893	(17,546)	(41,983)	39,289
Accumulated depreciation
Hardware	(11,457)	(5,224)	3,207	(13,474)	(2,722)	4,829	5,886	(5,481)
Leasehold improvements and installations	(12,225)	(5,579)	9,886	(7,918)	(1,836)	3,557	3,069	(3,128)
Furniture and fixtures	(3,115)	(556)	7	(3,664)	(110)	210	2,952	(612)
Machinery and equipment	(1,498)	(403)	3	(1,898)	(264)	-	554	(1,608)
Molds	(915)	(2,464)	-	(3,379)	-	-	3,379	-
Sales stands	(3,539)	(9,636)	8,759	(4,416)	(10,103)	8,950	1,514	(4,483)
	(32,749)	(23,862)	21,862	(34,749)	(15,035)	17,118	17,354	(15,312)
Total property and equipment	48,691	511	(26)	49,176	(142)	(428)	(24,629)	23,977

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.	Property and equipment --Continued

The following useful lives and rates are used for calculating depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Molds	5 years	20
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change was made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. At December 31, 2016 and 2015 there was no indication of impairment of property and equipment.

11.	Intangible assets

	2014				2015
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	101,581	22,665	-	(13,687)	110,559
Software – Amortization	(58,555)	-	(20,540)	13,687	(65,408)
Other	8,401	3,796	(5,482)	-	6,715
Total intangible assets	51,427	26,461	(26,022)	-	51,866

	2015					2016
	Balance	Addition	Write-down / amortization	100% amortized items	Reclassification to disposal group held for sale	Balance

Software – Cost	110,559	8,261	(625)	(17,408)	(34,774)	66,023
Software – Amortization	(65,408)	-	(13,012)	17,408	17,915	(43,102)
Other	6,715	6,070	(5,845)	-	(1,628)	5,307
Total intangible assets	51,866	14,331	(19,482)	-	(18,487)	28,228

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

The test of recovery of the intangible assets of the Company resulted in the need for recognizing a provision for impairment for the year ended December 31, 2016 in the amount of R$614 (zero in 2015), related to the Company’s software and R$17,604 in 2014 related to the goodwill on acquisition of Cipesa.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2016	2015

National Housing System - SFH /SFI (i)	February 2017 to April 2021	8.30% to 14.00% + TR 129% of CDI	1,022,038	1,161,707
Certificate of Bank Credit - CCB (ii)	June 2017 to September 2019	125% of CDI 0.59%/ 3%/ 3.95%/ 4.25%+CDI INCC	164,262	131,128
Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			1,186,300	1,292,835

Current			604,795	672,365
Current – reclassification for non-fulfillment of covenant			65,000	-
Current portion			669,795	672,365
Non-current portion			516,505	620,470

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and are guaranteed with the first lien mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2016, the Company made payments in the total amount of R$48,827, of which R$15,122 related to principal and R$33,705 related to the interest payable. Additionally, on September 28, 2016, the Company entered into a CCB transaction in the amount of R$65,000, with final maturity on September 27, 2019, amortization of principal in five equal quarterly installments as from the 24th month (including), or observed the possibility of extraordinary amortization, payment of quarterly interests from the issue date, with secured guarantee of the mortgage of the real estate pledged.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The maturities of the current and non-current installments are as follows:

Maturity	2016	2015

2016	-	672,365
2017	669,795	440,418
2018	422,523	166,996
2019	59,763	12,049
2020	27,126	1,007
2021 onwards	7,093	-
	1,186,300	1,292,835

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such restrictive covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2016 and 2015 are disclosed in Note 13. In view of the restrictive covenants and the non-fulfillment of the covenants of a CCB transaction, the non-current portions of this transaction were reclassified into short term in the amount of R$65,000. The Company obtained, on March 22, 2017, a waiver from the bank, agreeing with the non-fulfillment of the limit of net debt in relation to the financial statements as of December 31, 2016 and March 31, 2017, thus not requiring mandatory early payment and/or declaration of early maturity (Note 31 (iii)).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing —Continued

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization ranges from 13.59% to 15.48% as of December 31, 2016 (10.54% to 14.42% in 2015).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	2016	2015	2014

Total financial charges for the year	235,153	279,632	304,720
Capitalized financial charges	(200,394)	(223,396)	(221,770)
Financial expenses (Note 24)	34,759	56,236	82,950

Financial charges included in “Properties for sale”:

Opening balance	299,649	227,438	150,060
Capitalized financial charges	200,394	223,396	221,770
Charges recognized in profit or loss (Note 23)	(156,812)	(151,185)	(144,392)
Closing balance (Note 6)	343,231	299,649	227,438

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2016	2015

Seventh placement (i)	300,000	TR + 10.38%	December 2017	302,363	452,568
Eighth placement / second series (ii)	-	-	-	-	8,395
Ninth placement (iii)	80,393	CDI + 1.90%	July 2018	79,693	130,394
Tenth placement (iv)	55,000	IPCA + 8.22%	January 2020	69,212	64,724
First placement (Tenda) (v)	-	-	-	-	201,877
Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				451,268	857,958

Current portion				314,139	389,621
Non-current portion				137,129	468,337

In the years ended December 31, 2016 and 2015, the Company made the following payments:

	December 31, 2016			December 31, 2015
	Face Value Placement	Interest payable	Total amortization	Face Value Placement	Interest payable	Total amortization
(i)	150,000	49,658	199,658	50,000	54,993	104,993
(ii)	5,787	3,686	9,473	8,089	1,282	9,371
(iii)	51,634	15,743	67,377	1,294	23,023	24,317
(iv)	-	4,775	4,775	-	-	-
(v)	200,000	15,335	215,335	180,000	40,415	220,415
	407,421	89,197	496,618	239,383	119,713	359,096

Maturities of current and non-current installments are as follows:

Maturity	2016	2015

2016	-	389,621
2017	314,139	344,690
2018	94,316	83,485
2019	21,404	20,078
2020	21,409	20,084
	451,268	857,958

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

As mentioned in Note 4.2, as of December 31, 2016, the balance of restricted cash in guarantee of loans in investment funds in the amount R$10,702 (R$31,633 in 2015) is pledged as part of the calculation of the guarantee of the 7th debenture placement of the Company.

As of December 31, 2016, the Company exceeded the amount established in the restrictive financial debt covenant, as presented below. The Company analyzed the other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned non-compliance. The ratio and minimum and maximum amounts required by the restrictive covenants as of December 31, 2016 and 2015 are as follows:

	2016	2015
Seventh placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.11%	-12.19%
Total receivables plus unappropriated income plus total inventory of finished units required to be 1.5 time over the net debt plus properties payable plus unappropriated cost	2.15 times	2.25 times

Eighth placement - Second series
Total account receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	Debt settled.	-7.73 times
Total debt less venture debt, less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	Debt settled	-12.19%

Ninth placement
Total account receivable plus total inventory required to be below zero or 2.0 times over net debt	2.34 times	3.71 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	71.71%	46.44%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	53.98 times	-14.12 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	3.11%	-12.19%

Loans and financing
Net debt required to be not in excess of 70% of equity plus non-controlling interests (Non-compliant)	71.71%	n/a
Total accounts receivable plus inventory required to be below zero or 2.0 times over venture debt (3)	2.44 times	2.91 times
Total accounts receivable plus inventory of finished units required to be below zero or 2.0 times over net debt less venture debt	33.62 times	-7.73 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments (1), required to be not in excess of 75% of equity plus non-controlling interests	3.11%	-12.19%

First placement – Tenda
Total account receivable plus inventory required to be 2.0 times or more of net debt less debt with secured guarantee (3) or below zero, considering that TR(2) plus TE(4) always above zero.	Debt settled	-6.79 times
Net debt less debt with secured guarantee(3) required to not be in excess of 50% of equity.	Debt settled	-21.47%
Total receivables plus unappropriated income plus total inventory of finished units required to be more than 1.5 times the net debt plus property payable plus unappropriated cost, or below zero	Debt settled	2.47 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount not presented in the Balance Sheet.

(3)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Total inventory.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables portfolio are as follows:

	2016	2015

Assignment of receivables:
Obligation CCI Jun/11 - Note 5(i)	2,148	4,775
Obligation CCI Dec/11 - Note 5(ii)	1,471	2,236
Obligation CCI Jul/12 - Note 5(iii)	68	368
Obligation CCI Nov/12 - Note 5(iv)	4,651	4,351
Obligation CCI Dec/12 - Note 5(v)	5,402	7,541
Obligation CCI Nov/13 - Note 5(vi)	4,307	6,362
Obligation CCI Nov/14 - Note 5(vii)	4,344	6,696
Obligation CCI Dec/15 - Note 5(viii)	15,988	24,558
Obligation CCI Mar/16 - Note 5(ix)	17,178	-
Obligation CCI May/16 - Note 5(x)	14,407	-
Obligation CCI Aug/16 - Note 5(xi)	9,164	-
Obligation CCI Dec/16 - Note 5(xii)	18,948	-
Obligation FIDC	954	2,406
Total obligations assumed on assignment of receivables (Note 20.iii)	99,030	59,293

Current portion	34,698	23,482
Non-current portion	64,332	35,811

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

15.	Other payables

	2016	2015

Provision for penalties for delay in construction works	-	3,213
Cancelled contract payable	26,255	24,053
Warranty provision	29,568	59,647
Noncurrent sales taxes (PIS and COFINS – deferred and current sales taxes)	8,739	13,129
Provision for net capital deficiency (Note 9 (g))	-	54,401
Long-term suppliers (Note 20.i.d)	4,046	7,508
Payables to venture partners (a) (Note 20.i.d, 20.ii and 20.iii)	1,237	4,895
Share-based payment - Phantom Shares (Note 18.4)	2,596	889
Other liabilities	8,982	28,918
Total other payables	81,423	196,653

Current portion	69,921	163,437
Non-current portion	11,502	33,216

(a)	The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2016, the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$ 4,700.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the losses on future settlements. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2016 and 2015, the changes in the provision are summarized as follows:

	Civil lawsuits(i)	Tax proceedings	Labor claims	Total
Balance at December 31, 2014	157,842	414	81,318	239,574
Additional provision	68,976	12,156	37,317	118,449
Payment and reversal of provision not used	(77,197)	(12,170)	(25,674)	(115,041)
Balance at December 31, 2015	149,621	400	92,961	242,982
(-) Reclassification to discontinued operations	(29,982)	(180)	(25,554)	(55,716)
Additional provision (Note 23)	49,872	2,965	17,959	70,796
Payment and reversal of provision not used	(71,332)	(61)	(23,711)	(95,104)
Balance at December 31, 2016	98,179	3,124	61,655	162,958

Current portion	53,867	1,369	23,818	79,054
Non-current portion	44,312	1,755	37,837	83,904

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2016, the Company and its subsidiaries have deposited in court the amount of R$79,785 (R$125,358 in 2015) (Note 7).

	2016	2015

Civil lawsuits	33,313	81,919
Tax proceedings	24,806	14,222
Labor claims	21,666	29,217
Total (Note 7)	79,785	125,358

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

(i)	As of December 31, 2016, the provisions related to civil lawsuits include R$18,337 (R$42,296 in 2015) related to lawsuits in which the Company is included as a successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff believes that the Company should be liable for Cimob’s debts, as the Company would have taken on the obligations of Cimob after acquisition (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there are judicial deposits in the amount of R$16,359 (R$44,099 in 2015) related to these lawsuits. The change in the amount of civil lawsuits and judicial deposits in the year ended December 31, 2016 is due to an unfavorable outcome in a lawsuit, settled by means of judicial deposit, the Company not having disbursed any additional cash.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, which is the reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims to file a lawsuit against Cimob, and its former and current parent companies to argue that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed only by Cimob.

Environmental risk

Considering the diversity of environmental legislation in the federal, state and municipal levels, which may restrict or impede the development of real estate ventures, the Company analyzes all environmental risks, including the possible existence of hazardous or toxic materials, residues, vegetation and proximity of the land to permanent preservation areas, in order to mitigate risks in the development of ventures, during the process of land acquisition for future ventures.

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisor to have possible losses in the amount of R$4,924 (R$8,639 in 2015).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2016, the Company and its subsidiaries are aware of other claims and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$249,153 (R$810,163 in 2015), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts, and the disclosure of the discontinued operations related to the subsidiary Tenda, which amounted to R$497,620 as of December 31, 2015.

	2016	2015

Civil lawsuits	156,523	469,841
Tax proceedings	52,812	263,540
Labor claims	39,818	76,782
	249,153	810,163

(b)	Payables related to the completion of real estate development

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the real estate developments, being subject to legal and contractual penalties.

As of December 31, 2016, the Company and its subsidiaries have restricted cash which will be released to the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of four business office suites where its facilities are located, at a monthly cost of R$644 adjusted by the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of cancelled contracts corresponding to three-month rent, or in proportion to the contract expiration time. The estimate of minimum future rent payment of the business office suites (cancellable leases) amounts to R$32,639 until the maturity of contracts, as follows.

Estimate of payment	2016

2017	3,194
2018	3,827
2019	4,383
2020	4,602
2021 onwards	16,633
32,639

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.	Payables for purchase of properties and advances from customers

	Maturity	2016	2015

Payables for purchase of properties	January 2017 to March 2021	118,257	362,800
Present value adjustment		(9,469)	(17,039)
Advances from customers
Development and sales (Note 5)		35,024	39,743
Barter transaction - Land		151,885	224,430
Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		295,697	609,934

Current portion		205,388	361,420
Non-current portion		90,309	248,514

Maturities of the current and non-current portions are as follows:

Maturity	2016	2015

2016	-	361,420
2017	205,388	181,395
2018	71,119	37,230
2019	9,243	21,010
2020	8,116	8,879
2021 onwards	1,831	-
	295,697	609,934

18.	Equity

18.1.	Capital

As of December 31, 2016 and 2015, the Company's authorized and paid-in capital amounts to R$2,740,662, represented in both periods by 378,066,162 registered common shares, with no par value, of which 14,160,533 (10,584,756 in 2015) were held in treasury.

According to the Company’s By-Laws, capital may be increased without further amendments, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 600,000,000 (six hundred million) common shares.

On March 3, 2016, the Company approved the creation of a new program to repurchase its common shares aimed at holding them in treasury, and later selling or cancelling them, over a period of 18 months, up to the limit of 8,198,565 shares. In the year ended December 31, 2016, 4,503,600 shares were acquired totaling R$8,693. Additionally, the Company transferred 927,824 shares (1,221,860 in 2015) in the total amount of R$2,149 (R$3,022 in 2015) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$9 (R$599 in 2015).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number	Weighted average price	% - on shares outstanding	2016	2015	2016	2015
11/20/2001	599,486	2.8875	0.17%	1,115	1,457	1,731	1,731
Changes in 2013:
Acquisition	18,500,000	3.8562	5.12%	34,410	44,955	71,339	71,339
Changes in 2014:
Acquisition	43,738,235	2.6353	12.11%	81,353	106,284	115,265	115,265
Transfers	(5,463,395)	3.2183	-1.51%	(10,162)	(13,276)	(17,583)	(17,583)
Cancellations	(27,493,039)	3.3351	-7.61%	(51,137)	(66,808)	(91,693)	(91,693)
Changes in 2015:
Acquisition	11,925,330	2.0257	3.30%	22,181	28,979	24,157	24,157
Transfers	(1,221,860)	2.4733	-0.34%	(2,272)	(2,970)	(3,022)	(3,022)
Cancellations	(30,000,000)	2.4738	-8.31%	(55,800)	(72,900)	(74,214)	(74,214)
Changes in 2016:
Acquisition	4,503,600	1.9302	1.25%	8,377	-	8,693	-
Transfers	(927,824)	2.3162	-0.26%	(1,726)	-	(2,149)	-
	14,160,533	2.2968	3.92%	26,339	25,721	32,524	25,980

(*)	Market value calculated based on the closing share price at December 31, 2016 of R$1.86 (R$2.43 in 2015), not considering the effect of any volatilities.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2014	378,184
Repurchase of treasury shares	(11,925)
Transfer related to the stock option plan	1,222
Outstanding shares as of December 31, 2015	367,481
Repurchase of treasury shares	(4,504)
Transfer related to the stock option plan	928
Shares held by the Management members of the Company	(2,838)
Outstanding shares as of December 31, 2016	361,067
Reverse split of shares (Note 31(i)(a))	(334,288)
Adjusted outstanding shares as of December 31, 2016	26,779

Weighted average shares outstanding (Note 27)	26,921

18.2.	Allocation of net income (loss) for the year

According to the Company’s By-Laws, profit for the year is allocated as follows, after deduction of occasional accumulated losses and provision for income taxes and social contribution: (i) 5% to legal reserve, until it reaches 20% of capital, or when the legal reserve balance plus the balances of capital reserves exceeds 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2016.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.2.	Allocation of net income (loss) for the year --Continued

The allocation of net income for the year 2015 and the absorption of losses incurred for the year 2016 by the income reserve and legal reserve, according to Article 189 of Act 6,404/76, are as follows:

Net income for 2015	74,449
(-) Legal reserve (5%)	(3,722)
(-) Calculation basis	70,727
Minimum mandatory dividend (25%)	17,682
Reserve for investments	53,045

Minimum mandatory dividend (25%) per share	0.048

Net loss for 2016	(1,163,596)
(-) Income reserve	266,520
(-)Legal reserve	35,315
Balance of accumulated losses for 2016	(861,761)

18.3.	Stock option plan

Expenses for granting stocks recorded under the account “General and administrative expenses” (Note 23) in the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014

Equity-settled stock option plans	5,114	6,937	15,489
Phantom Shares (Note 18.4)	1,707	889	-
Total stock option grant expenses (Note 23)	6,821	7,826	15,489

(i)	Gafisa

The Company has a total of five stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015 and 2016 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that vary from one to four years of employment (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the vesting period of the plan, to the extent the services are provided by employees and management members.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan -- Continued

(i)	Gafisa--Continued

Changes in the stock options outstanding in the years ended December 31, 2016 and 2015, including the respective weighted average exercise prices are as follows:

	2016		2015
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	11,743,379	1.83	9,542,643	1.49
Options granted	2,209,869	2.62	3,567,201	2.24
Options exercised (i)	(930,449)	(0.01)	(1,221,860)	(0.49)
Options expired	-	-	(32,000)	(3.05)
Options forfeited	(114,717)	(0.01)	(112,605)	(0.01)

Options outstanding at the end of the year	12,908,082	2.11	11,743,379	1.83

(i)	In the year ended December 31, 2016, the amount received through exercised options was R$9 (R$599 in 2015).

As of December 31, 2016, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

12,908,082	4.03	2.11	1,927,083	2.68

During the year ended December 31, 2016, the Company granted 2,209,869 options in connection with its stock option plans comprising common shares (3,567,201 options granted in 2015).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the Monte Carlo model for options in the Restricted Stock Options format.

The fair value of the new options granted totaled R$1,265 (R$3,232 in 2015), which was determined based on the following assumptions:

	2016	2015
Pricing model	Binomial	Binomial
Exercise price of options (R$)	R$2.62	R$2.24
Weighted average price of options ( (R$)	R$2.62	R$2.24
Expected volatility (%) – (*)	53%	52%
Expected option life (years)	5.78 years	5.58 years
Dividend income (%)	1.98%	2.24%
Risk-free interest rate (%)	14.13%	13.64%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.4.	Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

In the plan approved in 2016, the beneficiaries were granted the right to receive an amount equivalent to 1,143,145 phantom shares, together with the stock option plan for the year 2016. The phantom shares have the same grace and expiration period of the options, and can be partially or fully exercised during the established period.

As of December 31, 2016, the amount of R$2,596 (R$889 in 2015), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2016, 2015 and 2014 is as follows:

	2016	2015	2014

Profit (loss) before income tax and social contribution, and statutory interest	(501,941)	35,419	75,403
Income tax calculated at the applicable rate - 34%	170,660	(12,043)	(25,637)
Net effect of subsidiaries taxed by presumed profit	2,035	19,711	9,282
Tax losses (tax loss carryforwards used)	-	(4,101)	(7,523)
Income from equity method investments	(19,546)	13,605	11,757
Stock option plan	(2,895)	(2,714)	(11,277)
Other permanent differences	(5,702)	(14,203)	(3,675)
Charges on payables to venture partners	(361)	761	2,601
Tax benefits recognized (unrecognized)	(244,271)	(1,674)	15,523
	(100,080)	(658)	(8,949)

Tax expenses - current	(10,722)	(14,763)	(25,304)
Tax (expense ) income – deferred	(89,358)	14,105	16,355

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

As of December 31, 2016 and 2015, deferred income tax and social contribution are from the following sources:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution --Continued

	2016	2015
Assets
Provisions for legal claims	55,406	82,614
Temporary differences – Deferred PIS and COFINS	11,333	16,404
Provisions for realization of non-financial assets	143,073	59,218
Temporary differences – CPC adjustment	24,044	44,748
Provision for impairment loss of discontinued operations	207,436	-
Other provisions	15,401	38,469
Income tax and social contribution loss carryforwards	129,163	317,282
Tax benefits from subsidiaries	49,174	28,166
	635,030	586,901

Unrecognized deferred tax assets of discontinued operations	(207,436)	-
Unrecognized deferred tax assets of continued operations	(250,944)	(272,997)
	(458,380)	(272,997)

Liabilities
Negative goodwill	(92,385)	(92,385)
Temporary differences –CPC adjustment	(143,436)	(130,929)
Differences between income taxed on cash basis and recorded on an accrual basis	(41,234)	(107,079)
	(277,054)	(330,393)

Total net	(100,405)	(16,489)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	2016			2015
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	379,892	379,892	-	933,182	933,182	-
Deferred tax asset (25%/9%)	94,973	34,190	129,163	233,296	83,986	317,282
Recognized deferred tax asset	55,712	20,056	75,768	55,712	20,056	75,768
Unrecognized deferred tax asset	39,261	14,134	53,395	177,584	63,930	241,514

As a result of the loss for the year, the Company made the reversal of a portion of the previously recognized deferred tax assets. The portion of remaining tax loss is limited to 30% of the deferred tax liabilities related to the goodwill arising from the remeasurement of the portion of remaining investment of AUSA, and temporary differences to be taxed – CPC adjustments, which do not have established realization term.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to following risk factors:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2016 and 2015, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As of December 31, 2016, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturity between June 2017 and January 2020. The derivative contracts are as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

b)	Derivative financial instruments --Continued

		Reais					Gain (loss) not realized by derivative instruments - net
			Percentage	Validity
Companies	Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2016	2015

Gafisa S/A	Banco Votorantim S.A.	55,000	Fixed 14.2672%	CDI + 1.6344%	12/21/2015	06/20/2016	-	(637)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 11.1136%	CDI + 0.2801%	06/20/2016	12/20/2016	-	(641)
Gafisa S/A	Banco Votorantim S.A.	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/20/2017	88	(399)
Gafisa S/A	Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	(313)	(2,216)
Gafisa S/A	Banco Bradesco	194,000	Fixed 12.8727%	120% CDI	09/29/2014	10/08/2018	(556)	(15,907)
Gafisa S/A	Banco Votorantim S.A. (a)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/20/2020	4,521	(1,874)
Total derivative financial instruments (Note 20 (i) (d) and Note 20 (ii) (a))							3,740	(21,674)

					Current		(5,290)	(14,056)
					Non-current		9,030	(7,618)

During the year ended December 31, 2016, the income of R$13,404 (R$(17,151) in 2015) in the consolidated financial statements, which refers to net result of the interest swap transaction, arising from the payment in the amount of R$12,009, and the positive change to market of R$25,413, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the impact of such transactions the and interest rate fluctuation in the Company’s consolidated financial statements (Note 24).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

d)	Liquidity risk --Continued

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments (Notes12 and 13).

The maturities of financial instruments, loans and financing, suppliers, payables to venture partners, debentures, payables for purchase of properties and advance from customers, cash and cash equivalents, short term investments and trade accounts receivable are as follows:

Year ended December 31, 2016
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	669,795	509,412	7,093	-	1,186,300
Debentures (Note 13)	314,139	137,129	-	-	451,268
Payables to venture partners (Note 15)	1,237	-	-	-	1,237
Suppliers (Note 15 and Note 20(ii)(a))	79,120	4,046	-	-	83,166
Payables for purchase of properties and advance from customers (Note 17)	205,388	80,362	9,947	-	295,697
	1,269,679	730,949	17,040	-	2,017,668
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	253,180	-	-	-	253,180
Trade accounts receivable (Note 5)	722,640	255,861	15,461	-	993,962
	975,820	255,861	15,461	-	1,247,142

(ii)	Fair value of financial instruments

(a)	Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: input different from the quoted prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (unobservable inputs).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value for financial instruments --Continued

(a)	Fair value classification--Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2016 and 2015 is as follows:

	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-

	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	629,671	-

In addition, the fair value classification of financial instruments liabilities is as follows:

	Fair value classification
As of December 31, 2015	Level 1	Level 2	Level 3

Financial liabilities
Derivative financial instruments (Note 20.i.b)	-	21,674	-

In the years ended December 31, 2016 and 2015, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

(b)	Fair value measurement

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

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments —Continued

(ii)	Fair value of financial instruments --Continued

b)	Fair value measurement --Continued

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2016 and 2015 are as follows:

	2016		2015
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	29,534	29,534	82,640	82,640
Short-term investments (Note 4.2)	223,646	223,646	629,671	629,671
Derivative financial instruments (Note 20(i)(b))	3,740	3,740	-	-
Trade accounts receivable (Note 5)	993,962	993,962	1,802,364	1,802,364
Loans receivable (Note 21.1)	25,529	25,529	109,193	109,193

Financial liabilities
Loans and financing (Note 12)	1,186,300	1,188,603	1,292,835	1,237,222
Debentures (Note 13)	451,268	470,179	857,958	828,387
Payables to venture partners (Note 15)	1,237	1,414	4,895	5,472
Derivative financial instruments (Note 20(i)(b))	-	-	21,674	21,674
Suppliers	83,166	83,166	57,335	57,335
Obligations assumed on assignment of receivables (Note 14)	99,030	99,030	59,293	59,293
Payables for purchase of properties and advance from customers (Note 17)	295,697	295,697	609,934	609,934
Loans payables (Note 21.1)	8,820	8,820	51,482	51,482

(c)	Risk of debt acceleration

As of December 31, 2016, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, and other. These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual. As mentioned in Notes 12 and 13, in view of the non-compliance with the covenants of a CCB issue (Note 12), the non-current installments of this operation were reclassified into short term. The Company obtained the agreement from the bank related to the non-fulfillment of the net debt limit in relation to the financial statements as of December 31, 2016 and March 31, 2017, thus not requiring the mandatory early payment and/or declaration of early maturity (Note 31 (iii)).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

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

There were no changes in objectives, policies or procedures during the years ended December 31, 2016 and 2015.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	2016	2015

Loans and financing (Note 12)	1,186,300	1,292,835
Debentures (Note 13)	451,268	857,958
Payables to venture partners (Note 15)	1,237	4,895
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(253,180)	(712,311)
Net debt	1,385,625	1,443,377
Equity	1,930,453	3,097,236

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2016 and 2015, except swap contracts, which are analyzed through their due dates, describing the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to present a 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2016, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI, IPCA and TR;

c)	Accounts receivable, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis --Continued

For the sensitivity analysis in the year ended December 31, 2016, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 13.63%, TR rate at 2.75%, INCC rate at 6.11%, IPCA rate at 6.29% and IGP-M rate at 7.19%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company presents in the following chart the sensitivity to risks to which the Company is exposed, based on the scenarios above, as of December 31, 2016. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short-term investments	Increase/decrease of CDI	2,544	6,359	12,719	(12,719)	(6,359)	(2,544)
Loans and financing	Increase/decrease of CDI	(5,572)	(13,930)	(27,860)	27,860	13,930	5,572
Debentures	Increase/decrease of CDI	(956)	(2,390)	(4,780)	4,780	2,390	956
Derivative financial instruments	Increase/decrease of CDI	(1,952)	(4,882)	(9,570)	10,751	5,257	2,101

Net effect of CDI variation		(5,936)	(14,843)	(29,491)	30,672	15,218	6,085

Loans and financing	Increase/decrease of TR	(1,928)	(4,821)	(9,641)	9,641	4,821	1,928
Debentures	Increase/decrease of TR	(808)	(2,020)	(4,040)	4,040	2,020	808

Net effect of TR variation		(2,736)	(6,841)	(13,681)	13,681	6,841	2,736

Debentures	Increase/decrease of IPCA	(409)	(1,024)	(2,047)	2,047	1,024	409

Net effect of IPCA variation		(409)	(1,024)	(2,047)	2,047	1,024	409

Accounts receivable	Increase/decrease of INCC	3,374	8,435	16,870	(16,870)	(8,435)	(3,374)
Payable for purchase of properties	Increase/decrease of INCC	(1,703)	(4,258)	(8,516)	8,516	4,258	1,703

Net effect of INCC variation		1,671	4,177	8,354	(8,354)	(4,177)	(1,671)

Accounts receivable	Increase/decrease of IGP-M	2,738	6,846	13,692	(13,692)	(6,846)	(2,738)

Net effect of IGP-M variation		2,738	6,846	13,692	(13,692)	(6,846)	(2,738)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current accounts	2016	2015

Assets
Current account (a):
Total SPEs	50,232	86,010
Condominium and consortia (b) and thirty party’s works (c)	7,223	9,108
Loan receivable (d) (Note 20.ii.a)	25,529	109,193
Total Current account – assets	82,984	204,311

Current portion	57,455	95,118
Non-current	25,529	109,193

Liabilities
Current account (a):
Total SPEs	(76,791)	(76,620)
Loan payable (d) (Note 20.ii.a)	(8,820)	(51,482)
Total current account – liabilities	(85,611)	(128,102)

Current portion	(85,611)	(87,100)
Non-current portion	-	(41,102)

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the consortia lead partner, partners, and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its associates, presented below, are made to provide associates with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out in extremely commutative conditions, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable by the Company are presented below. Maturities for these loans range from January 2017 to the duration of the related real estate developments and are tied to the cash flows of the related developments.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties --Continued

21.1.	Balances with related parties --Continued

	2016	2015	Nature	Interest rate

Square Ipiranga - Liga das Senhoras Católicas.	6,635	-	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,250	-	Construction	12% p.a. + IGPM
Tembok Planej. E Desenv. Imob. Ltda. (Vistta Laguna)	-	11,044	Construction	12% p.a. + IGPM
Acquarelle Civilcorp Incorporações Ltda.	-	287	Construction	12% p.a. + IGPM
Manhattan Residencial I (a)	2,486	53,862	Construction	10% p.a. + TR
Target Offices & Mall	12,158	3,105	Construction	12% p.a. + IGPM
Scena Laguna - Tembok Planej. e Desenv. Imob. Ltda.	-	10,520	Construction	12% p.a. + IGPM
Fit Campolim SPE Emp. Imob. Ltda.	-	14,097	Construction	113.5% of 126.5% of CDI
Acedio SPE Emp. Imob. Ltda.	-	3,260	Construction	113.5% of 126.5% of CDI
Atua Construtora e Incorporadora S.A.	-	12,168	Construction	113.50% to 112% of CDI
Other	-	850	Construction	Several
Total loan receivable	25,529	109,193

Fit 34 SPE Empreendimentos Imobiliários Ltda.	-	21,925	Construction	6% p.a.
Fit 03 SPE Empreendimentos Imobiliários Ltda.	-	7,912	Construction	6% p.a.
Fit 11 SPE Empreendimentos Imobiliários Ltda.	-	5,910	Construction	6% p.a.
Gafisa Spe-113 Empr Imob	-	3,788	Construction	100% do CDI
Parque dos Pássaros	-	2,725	Construction	6% p.a.
Dubai Residencial	3,403	2,650	Construction	6% p.a.
Parque Árvores	2,437	2,270	Construction	6% p.a.
Parque Águas	2,980	1,772	Construction	6% p.a.
Fit 31 SPE Empreendimentos Imobiliários Ltda.	-	1,298	Construction	6% p.a.
Araçagy	-	1,232	Construction	6% p.a.
Total loan payable	8,820	51,482

(a)	See change in Note 9 (h).

In the year ended December 31, 2016 the recognized financial income from interest on loans amounted to R$687 (R$10,049 in 2015 and R$7,622 in 2014) (Note 25).

Information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$722,990 as of December 31, 2016 (R$1,067,950 in 2015).

22.	Net operating revenue

	2016	2015	2014
Gross operating revenue
Real estate development, sale, barter transactions and construction services	990,613	1,568,566	1,704,400
(Recognition) Reversal of allowance for doubtful accounts and provision for cancelled contracts (Note 5)	(6,950)	(6,749)	1,424
Taxes on sale of real estate and services	(67,965)	(118,460)	(124,963)
Net operating revenue	915,698	1,443,357	1,580,861

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	2016	2015	2014
Cost of real estate development and sale of properties:
Construction cost	(346,827)	(587,636)	(684,220)
Land cost	(296,008)	(225,984)	(236,574)
Development cost	(42,353)	(51,359)	(57,841)
Provision for loss on realization of properties for sale (Note 6)	(160,216)	618	-
Capitalized financial charges (Note 12)	(156,812)	(151,185)	(144,392)
Maintenance / warranty	(26,997)	(46,375)	(41,970)
Total cost of real estate development and sale	(1,029,213)	(1,061,921)	(1,164,997)

Selling expenses:
Product marketing expenses	(45,239)	(50,486)	(37,714)
Brokerage and sale commission	(28,214)	(18,194)	(2,310)
Customer Relationship Management (CRM) and corporate marketing expenses	(20,351)	(28,094)	(38,982)
Other	(1,142)	(1,175)	(16,057)
Total selling expenses	(94,946)	(97,949)	(95,063)

General and administrative expenses:
Salaries and payroll charges	(37,558)	(37,579)	(43,256)
Employee benefits	(4,331)	(4,551)	(4,409)
Travel and utilities	(622)	(713)	(1,517)
Services	(10,608)	(10,063)	(16,928)
Rents and condominium fees	(8,037)	(8,984)	(8,762)
IT	(18,409)	(13,011)	(14,448)
Stock option plan (Note 18.3)	(6,821)	(7,826)	(15,489)
Reserve for profit sharing (Note 25.iii)	(18,750)	(14,000)	(19,000)
Other	(1,449)	(715)	(1,024)
Total general and administrative expenses	(106,585)	(97,442)	(124,833)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(70,796)	(91,193)	(61,869)
Expenses with the adjustment to the stock option plan balance of AUSA (Note 18.2)	(3,401)	-	(17,679)
Other	(4,795)	(16,441)	435
Total other income/(expenses), net	(78,992)	(107,634)	(79,113)

24.	Financial income (expenses)

	2016	2015	2014
Financial income
Income from financial investments	40,940	66,153	85,405
Derivative transactions (Note 20 (i) (b))	13,404	-	-
Financial income on loans (Note 21)	687	10,049	7,622
Other financial income	3,408	1,104	5,094
Total financial income	58,439	77,306	98,121

Financial expenses
Interest on funding, net of capitalization (Note 12)	(34,759)	(56,236)	(82,950)
Amortization of debenture cost	(3,053)	(3,831)	(4,144)
Payables to venture partners	(1,506)	(1,891)	(2,830)
Banking expenses	(9,687)	(4,113)	(2,516)
Derivative transactions (Note 20 (i) (b))	-	(17,151)	(7,492)
Offered discount and other financial expenses	(35,113)	(44,506)	(14,439)
Total financial expenses	(84,118)	(127,728)	(114,371)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2016, 2015 and 2014, related to the compensation of the Company’s key management personnel and fiscal council are as follows:

	Management compensation
Year ended December 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,682	3,575	197
Direct and indirect benefits	-	345	-
Others (INSS)	297	715	39
Monthly compensation (in R$)	165	386	20
Total compensation	1,979	4,635	236
Profit sharing (Note 25 (iii))	-	2,275	-
Total compensation and profit sharing	1,979	6,910	236

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,575	198
Direct and indirect benefits	-	393	-
Others (INSS)	339	715	40
Monthly compensation (in R$)	169	390	29
Total compensation	2,032	4,683	238
Profit sharing (Note 25 (iii))	-	2,247	-
Total compensation and profit sharing	2,032	6,930	238

	Management compensation
Year ended December 31, 2014	Board of Directors	Statutory Board	Fiscal Council

Number of members	8	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,720	3,630	189
Direct and indirect benefits	19	374	-
Others (INSS)	344	726	38
Monthly compensation (in R$)	145	334	16
Total compensation	2,083	4,730	227
Profit sharing (Note 25 (iii))	-	3,412	-
Total compensation and profit sharing	2,083	8,142	227

The amount related to the stock compensation of the Company’s management was R$3,785 for the year ended December 31, 2016 (R$4,861 in 2015 and R$9,744 in 2014).

The maximum aggregate compensation of the Company’s management members for the year 2016, was established at R$19,823, as approved at the Annual Shareholders’ Meeting held on April 25, 2016.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2017, was approved at R$245.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees --Continued

(ii)	Sales transactions

In the year ended December 31, 2016 and December 31, 2015, there were no units sold to the Management and the total receivables is R$957 (R$1,610 in 2015).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2016, the Company recorded a provision for profit sharing amounting to R$18,750 in the consolidated financial statements (R$14,000 in 2015 and R$19,000 in 2014) in the account “General and Administrative Expenses" (Note 23).

	2016	2015	2014

Executive officers (Note 25(i))	2,275	2,247	3,412
Other employees	16,475	11,753	15,588
Total profit sharing	18,750	14,000	19,000

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its employees’ targets, and the payment shall be made in April 2017.

As presented in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 27, 2016.

26.	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, guarantee for the completion of the work, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2016 are as follows:

Insurance type	Coverage – R$
Engineering risks and guarantee for completion of work	833,803
Civil liability (Directors and Officers – D&O)	162,067
995,870

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

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

As mentioned in Note 31(i)(a), on February 20, 2017, the reverse split of the totality of common shares was approved, in the ratio of 13.483023074 to 1, changing from 378,066,162 common shares to 28,040,162 common shares. All information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

The following table presents the calculation of basic and diluted earnings and loss per share. In view of the loss for the years ended December 31, 2016 and 2014, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2016	2015	2014
Basic numerator
Proposed dividends and interest on equity	-	-	-
Undistributed profit (loss) from continued operations	(610,141)	44,129	66,888
Undistributed profit (loss) from discontinued operations	(553,455)	30,320	(109,437)
Undistributed profit (loss), available for the holders of common shares	(1,163,596)	74,449	(42,549)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,921	27,262	29,808

Basic earning (loss) per share in Reais	(43.222)	2.731	(1.427)
From continued operations	(22.664)	1.619	2.244
From discontinued operations	(20.558)	1.112	(3.671)
Diluted numerator
Proposed dividends and interest on equity	-	-	-
Undistributed earning (loss) from continued operations	(610,141)	44,129	66,888
Undistributed earning (loss) from discontinued operations	(553,455)	30,320	(109,437)
Undistributed earning (loss), available for the holders of common shares	(1,163,596)	74,449	(42,549)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,921	27,262	29,808
Stock options	95	186	-
Anti-dilution effect	(95)	-	-
Diluted weighted average number of shares	26,921	27,448	29,808

Diluted earning (loss) per share in Reais	(43.222)	2.712	(1.427)
From continued operations	(22.664)	1.608	2.244
From discontinued operations	(20.558)	1.105	(3.671)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information

The Company's management assesses segment information on the basis of different business segments rather than based on the geographical regions of operations.

The Company operates in the following segments: Gafisa (for ventures targeted at high and medium income) and Tenda (for ventures targeted at low income). With the completion of the discontinuation of Tenda’s operations, (Note 8.2), the Company will have only one segment.

The Company's chief executive officer, who is responsible for allocating resources to businesses and monitoring their progresses, uses economic present value data, which is derived from a combination of historical and projected operating results.

The table below provides certain information related to each segment in the statement of profit or loss and balance sheet.

Segment information provided to the chief operating decision maker does not segregate operating expenses. No revenues from an individual client represented more than 10% of net sales and/or services.

	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	2016
Net operating revenue	915,698	1,052,710	(1,052,710)	915,698
Operating costs	(1,029,213)	(729,705)	729,705	(1,029,213)

Gross profit	(113,515)	323,005	(323,005)	(113,515)

Selling expenses	(94,946)	(90,490)	90,490	(94,946)
General and administrative expenses	(106,585)	(89,739)	89,739	(106,585)
Other income / (expenses), net	(78,992)	(49,042)	49,042	(78,992)
Depreciation and amortization	(33,892)	(12,299)	12,299	(33,892)
Financial expenses	(84,118)	(47,300)	47,300	(84,118)
Financial income	58,439	27,257	(27,257)	58,439
Tax expenses	(100,080)	(20,966)	20,966	(100,080)

Profit (loss) for the year attributed to the owners of the Parent	(1,220,247)	56,651	-	(1,163,596)

Customers (short and long term)	993,962	427,147	(427,147)	993,962
Inventories (short and long term)	1,715,699	775,287	(775,287)	1,715,699
Other assets	638,279	659,715	1,202,434	2,500,428

Total assets	3,347,940	1,862,149	-	5,210,089

Total liabilities	2,493,109	786,527	-	3,279,636

	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	2015
Net operating revenue	1,443,357	850,962	(850,962)	1,443,357
Operating costs	(1,061,921)	(605,584)	605,584	(1,061,921)

Gross profit	381,436	245,378	(245,378)	381,436

Selling expenses	(97,949)	(65,311)	65,311	(97,949)
General and administrative expenses	(97,442)	(83,971)	83,971	(97,442)
Other income / (expenses), net	(107,634)	(52,567)	52,567	(107,634)
Depreciation and amortization	(32,585)	(14,835)	14,835	(32,585)
Financial expenses	(121,207)	(41,051)	41,051	(121,207)
Financial income	77,306	46,825	(46,825)	77,306
Tax expenses	(658)	(6,522)	6,522	(658)

Profit (loss) for the year attributed to the owners of the Parent	44,129	30,320	-	74,449

Customers (short and long term)	1,322,949	479,415	-	1,802,364
Inventories (short and long term)	1,896,613	734,004	-	2,630,617
Other assets	1,635,110	692,241	-	2,327,351

Total assets	4,854,672	1,905,660	-	6,760,332

Total liabilities	2,884,249	778,846	-	3,663,096

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information--Continued

	Gafisa S.A.	Tenda	(-) Discontinued operations (Note 8.2)	2014
Net operating revenue	1,580,861	570,138	(570,138)	1,580,861
Operating costs	(1,164,997)	(444,248)	444,248	(1,164,997)

Gross profit	415,864	125,890	(125,890)	415,864

Selling expenses	(95,063)	(52,978)	52,978	(95,063)
General and administrative expenses	(124,833)	(87,073)	87,073	(124,833)
Other income / (expenses), net	(79,113)	(62,236)	62,236	(79,113)
Depreciation and amortization	(63,607)	(15,644)	15,644	(63,607)
Financial expenses	(114,371)	(51,341)	51,341	(114,371)
Financial income	98,121	58,673	(58,673)	98,121
Tax expenses	(8,949)	(6,328)	6,328	(8,949)

Profit (loss) for the year attributed to the owners of the Parent	66,888	(109,437)	-	(42,549)

Customers (short and long term)	1,484,766	340,553	-	1,825,319
Inventories (short and long term)	1,734,634	777,708	-	2,512,342
Other assets	1,861,263	1,006,928	-	2,868,191

Total assets	5,080,663	2,125,189	-	7,205,852

Total liabilities	4,037,820	1,042,843	-	4,147,449

29.	Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are presented in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company presents below information on the real estate developments under construction as of December 31, 2016:

2016

Unappropriated sales revenue of units sold	507,713
Unappropriated estimated cost of units sold	(301,888)
Unappropriated estimated cost of units in inventory	(389,237)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,447,860
Appropriated sales revenue	(940,147)
Unappropriated sales revenue (a)	507,713
(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(862,887)
Incurred cost of units	560,999
Unappropriated estimated cost (b)	(301,888)
(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(898,286)
Incurred cost of units	509,049
Unappropriated estimated cost	(389,237)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments--Continued

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2016, the percentage of assets consolidated in the financial statements related to real estate developments included in the asset segregation structure was 35.7% (33.1% in 2015).

30.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company produces all documents from January 1, 2010 to July 10, 2012, date of the Company’s reply, related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties, and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these financial statements, no further inquiries or communications have been received from the SEC related to this matter.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events

(i)	Extraordinary Shareholders’ Meeting

On February 20, 2017, two Extraordinary Shareholders’ Meetings of the Company were held, and the following main resolutions were taken:

a)	Reverse split of the totality of common shares issued by the Company, in the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value, and proportional adjustment of the authorized capital limit, changing from 600,000,000 to 44,500,405 common shares.

b)	Registering of the offering to the Company’s shareholders of the Preemptive Right to acquire, in proportion to their respective interests in the Company’s capital, up to 50% of Tenda’s capital stock, for the price of R$8.13 per share, for cash payment upon the exercise of the Preemptive Right, subject to the conclusion of Gafisa’s capital reduction. The exercise period of the preemptive right is within 30 days counted as from March 17, 2017, until April 15, 2017. During the Preemptive Right exercise period, 25,233,408 common shares issued by Tenda were acquired, equivalent to 46.7% of Tenda’s issued shares, all of them registered and non-par shares, at the purchase price of R$8.13 per share, totaling R$205,147,607.04. Considering the total number of shares tendered within the scope of the Preemptive Right, during referred period, 1,766,592 common shares issued by Tenda were not acquired. According to the Notice to Shareholders, referred 1,766,592 common shares issued by Tenda, then, may be acquired by shareholders who in the Preemptive Right exercise form, expressed their interest in the reserve of unsold shares, which shall be exercised between April 24, 2017 and April 27, 2017.

c)	Approval of the Company’s capital stock reduction in the total amount of R$219,510,000, changing from R$2,740,661,187.74 to R$2,521,151,187.74, without cancellation of shares, with the delivery to the Company’s shareholders of 1 common share issued by Tenda for each 1 common share issued by Gafisa owned by the shareholder after the reverse split, excluding the treasury shares, totaling 27,000,000 common shares issued by Tenda, representing the other 50% of its capital stock.

As a result of the resolutions taken above, the Company’s capital will amount to R$2,521,151,187.74 represented by 28,040,162 common shares, all registered, book-entry, and with no par value. In case the decrease in Gafisa’s capital is not completed, the Company may not proceed with the disposal of Tenda’s shares, in which case it will return to the shareholders who exercised their preemptive rights the Price per Share effectively paid, without any adjustment or indexation. On April 22, 2017 expired the 60-day term provided for by Article 174 of Act 6,404/76 for creditors’ objection to the Company’s capital stock reduction, without any objection. As the conclusion of Gafisa’s capital reduction was a condition to deliver the shares issued by Tenda, Tenda’s shares acquired within the scope of Preemptive Right will be delivered to acquirers on May 4, 2017, date when listing will initiate as well as Tenda trades at the traditional segment of BM&FBovespa.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events--Continued

(ii)	Decrease in the capital of subsidiary Tenda

In view of the expiration of the legal term of 60 days from the Extraordinary Shareholders’ Meeting of the subsidiary Tenda, held on December 14, 2016, with no opposition from creditors, the following items are authorized:

a)	Decrease in the Company’s capital, in the total amount of R$100,000,000, with no cancellation of shares, so that the capital of subsidiary Tenda changes from R$1,194,000,000 to R$1,094,000,000.

b)	The total amount of the decrease in capital, adjusted by SELIC, will be fully allocated to the parent Gafisa, for partial repayment of the invested capital, payable as follows: R$50,000,000 plus indexation until December 31, 2018, and the remaining balance until December 31, 2019, with the possibility of advance in view of certain covenants provided for in the contract.

(iii)	Waiver for non-fulfillment of the restrictive covenant of the CCB

As mentioned in Notes 12 and 13, as of December 31, 2016, the Company exceeded the amount established in a restrictive covenant of a CCB issue. Immediately thereafter, the Company started negotiations with the creditor to obtain a waiver for the non-fulfillment of the ratio established in contractual clauses. So, on March 22, 2017, the Company obtained the agreement from the bank related to the non-fulfillment of the net debt limit in relation to the financial statements as of December 31, 2016 and March 31, 2017. Therefore, no mandatory early payment and/or declaration of early maturity of the CCB was required.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014

(a)	Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

(i)	Revenue recognition

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014--Continued

(a)	Description of the GAAP differences--Continued

(i)	Revenue recognition--Continued

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the non-controlling interest from their consolidated subsidiaries. The amount of income to the non-controlling interest for this adjustment was R$3,032, R$(378) and R$895 for the years ended December 31, 2016, 2015 and 2014, respectively (Note 32(b)(i)).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014--Continued

(a)	Description of the GAAP differences--Continued

(ii)	Business Combination--Continued

(a)	Tenda transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008. As part of the acquisition of a controlling interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$411,241, acquiring 60% of the shareholders’ equity of Tenda.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which were amortized in straight-line over the estimated useful lives up to 6 years. For the year ended December 31, 2014, the amount of R$11,447 was amortized, totaling the accumulated amount of R$73,038. Also, R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually. A provision for impairment loss for its total amount was recorded due to Tenda’s presentation as a discontinued operation (Notes 8.2 and 32(d)(iv)).

On December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

(b)	Cipesa transaction

On October 26, 2007, the Company acquired 70% of Cipesa. The Company and Cipesa formed a new company, Cipesa Empreendimentos Imobiliários Ltda. (“Nova Cipesa”), in which Gafisa had 70% of the capital and Cipesa had 30%. At the time, the acquisition total amounted to R$90,000 and goodwill amounted to R$40,687 was recorded, based on expected future profitability under BR GAAP. On November 21, 2014, the Company acquired the remaining portion of Cipesa Empreendimentos Imobiliários and as a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17,604.

Under US GAAP, the total cost of the acquisition had been allocated to the assets acquired and the liabilities assumed based on their respective fair values. The amounts of R$41,634 and R$39,577, related to goodwill and obligation canceled due to the acquisition of the remaining portion in 2014, respectively, were totally written-off in the year ended December 31, 2014. Therefore, as of December 31, 2016 and December 31, 2015, there are no longer differences between Brazilian GAAP and US GAAP.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(a)	Description of the GAAP differences--Continued

(iii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 32(d)(i)). The reclassifications are summarized as follows:

•  Under Brazilian GAAP, restricted cash is presented as short-term investment in the balance sheet (Note 4.2(d)). For US GAAP purposes, restricted cash is presented separately outside of short-term investment.

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

•   Under Brazilian GAAP, the assets and liabilities included within a disposal group classified as held for sale, must be presented separately in a single line only for the current year. For US GAAP purposes, according to ASU 2014-08, an entity is required to present, for each comparative period, the assets and liabilities of a disposal group that includes an asset classified as held for sale operation separately in the asset and liabilities sections, respectively, of the statement of financial position.

•   Under Brazilian GAAP, when the Company is in breach of a covenant, the waiver must be in place before the balance sheet date in order for the debt to be classified as a non-current liability. Under US GAAP even if the waiver is obtained after the balance sheet date, but before the issuance of the financial statements, the debt will still be classified as a non-current liability.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2015, 2014 and 2013 - Continued

(a)	Description of the GAAP differences--Continued

(iv)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 32(d)(ii)). The reclassifications are summarized as follows:

•   The net income differences between Brazilian GAAP and US GAAP (Note 32(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

(v)       Deferred income tax

Deferred income tax differences between Brazilian GAAP and US GAAP are related to the recognition of deferred income tax on the adjustments mentioned above.

Under Brazilian GAAP deferred tax assets are recognized for the estimated future tax effects of temporary differences and unused tax losses carried forward based on tax profitability history and estimated future taxable income, which takes into account all factors concerning entity´s expected future profitability. The deferred tax asset is derecognized to the extent that it is no longer probable that taxable profit will be available to compensate deferred tax assets. For the year ended December 31, 2016, the Company has derecognized a portion of the previously recognized deferred tax assets since it is no longer possible to estimate the expected future profitability to compensate deferred tax assets. As of December 31, 2016, the recognition of deferred income tax under Brazilian GAAP is converged with US GAAP.

Under US GAAP deferred tax assets are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance to reduce the deferred tax asset  is recognized if upon available evidences, both positive and negative, and the weight of those evidences, the deferred tax asset is the more-likely-than-not that will not be recoverable (the amounts recognized as valuation allowance in the respective years are reversal of R$141,177 in 2016,expense of R$19,722 in 2015 and reversal of R$16,156 in 2014).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note		2016	2015	2014

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.			(1,163,596)	74,449	(42,549)
Revenue recognition - net operating revenue	32	(a)(i)	(61,125)	21,232	224,280
Revenue recognition - operating costs	32	(a)(i)	43,424	(1,838)	(151.591)
Business Combination	32	(a)(ii)	-	-	39,577
Non-controlling interests on adjustments above	32	(a)(i)	3,032	(378)	895
Equity pick-up	32	(a)(i)	(15,284)	(54,445)	(7,518)
Present value adjustment on revenue recognition adjustments above and other			9,302	(11,316)	(20,534)
Deferred income tax on adjustments above	32	(a)(v)	4,395	(6,863)	(21,720)
Deferred income tax valuation allowance	32	(a)(v)	(4,139)	(19,722)	16,156
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	32	(a)(v)	145,316	-	-
Discontinued operation adjustments	32	(b)(i)(b)	53,519	(11,204)	5,309

Net income (loss) attributable to shareholders of Gafisa under US GAAP			(985,156)	(10,084)	42,305

Net income attributable to the non-controlling interests under US GAAP			(1,161)	(3,092)	(2,071)

Net income (loss) under US GAAP			(986,317)	(13,176)	40,234
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			26,921	27,262	29,808
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	32	(d)(iv)	(36.5943)	(0.3699)	1.4192
Diluted	32	(d)(iv)	(36.5943)	(0.3699)	1.4133

(a)	Net income (loss) from continuing operations

	Note	2016	2015	2014

Net income (loss) under Brazilian GAAP from continuing operations.		(602,021)	34,761	66,454
Revenue recognition - net operating revenue	32(a)(i)	(61,125)	21,232	224,280
Revenue recognition - operating costs	32(a)(i)	43,424	(1,838)	(151,591)
Business Combination	32(a)(ii)	-	-	39,577
Equity pick-up	32(a)(i)	(15,284)	(54,445)	(7,518)
Present value adjustment on revenue recognition adjustments above and other		9,302	(11,315)	(20,534)
Deferred income tax on adjustments above	32(a)(v)	4,395	(6,863)	(21,720)
Deferred income tax valuation allowance	32(a)(v)	(4,139)	(19,722)	16,156
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	32(a)(v)	145,316	-	-

Net income (loss) under US GAAP from continuing operations		(480,132)	(38,190)	145,104
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		26,921	27,262	29,808
Earnings (loss) per share from continuing operations
Basic	32(d)(iv)	(17.8349)	(1.4009)	4.8052
Diluted	32(d)(iv)	(17.8349)	(1.4009)	4.7851

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(i)	Net income (loss)--Continued

(b)	Net income (loss) from discontinued operations

	Note	2016	2015	2014

Net income (loss) under Brazilian GAAP from discontinued operations.		(559,704)	36,218	(110,179)
Revenue recognition - net operating revenue	32(a)(i)	(5,874)	35,902	69,365
Revenue recognition - operating costs	32(a)(i)	(9,713)	(53,715)	(58,774)
Business Combination	32(a)(ii)	-	-	(11,447)
Equity pick-up	32(a)(i)	2,042	5,808	5,616
Present value adjustment on revenue recognition adjustments above and other		463	(555)	51
Deferred income tax on adjustments above	32(a)(v)	(2,737)	1,819	9,991
Deferred income tax valuation allowance	32(a)(v)	2,590	(463)	(9,493)
Impairment loss remeasurement	32(d)(iv)	66,748	-	-
Discontinued operation adjustments	32(b)(i)	53,519	(11,204)	5,309

Net income (loss) under US GAAP from discontinued operations		(506,185)	25,014	(104,870)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		26,921	27,262	29,808
Earnings (loss) per share from discontinued operations
Basic	32(d)(iv)	(18.8026)	(0.9175)	(3.4554)
Diluted	32(d)(iv)	(18.8026)	(0.9113)	(3.4554)

(ii)	Equity

	Note	2016	2015	2014

Equity under Brazilian GAAP		1,928,324	3,095,491	3,055,345
Revenue recognition - net operating revenue	32(a)(i)	(492,647)	(690,812)	(745,136)
Revenue recognition - operating costs	32(a)(i)	350,409	445,749	502,365
Business Combination	32(a)(ii)	-	56,266	56,266
Other, net	—	1	(2)	9,054
Non-controlling interests on adjustments above	32(a)(i)	2,671	956	1,580
US GAAP adjustment equity accounted investees	32(a)(i)	(79,409)	(63,382)	(14,818)
Deferred income tax on adjustments above	32(a)(v)	38,221	42,819	47,542
Deferred income tax valuation allowance	32(a)(v)	(35,956)	(39,535)	(47,542)
Constitution of valuation allowance in US GAAP to offset recognition in BRGAAP	32(a)(v)	-	(145,316)	(117,124)

Equity attributable to shareholders of Gafisa under US GAAP		1,711,614	2,702,234	2,747,532

Equity attributable to non-controlling interests under US GAAP		(961)	2,648	3,339

Equity under US GAAP		1,710,653	2,704,882	2,750,871

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 – Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)	Equity--Continued

Condensed changes in total equity under US GAAP	2016	2015	2014

At beginning of the year	2,704,882	2,750,871	2,822,245
Changes in equity, BRGAAP	(8,684)	(23,558)	(108,344)
Stock options	5,114	6,937	15,514
Net profit (loss) attributable to Gafisa	(985,156)	(10,084)	42,305
Declared mandatory dividend	-	(17,682)	-
Non-controlling interests	(3,609)	(691)	(19,735)
Other	(1,894)	(911)	(1,114)
At end of the year	1,710,653	2,704,882	2,750,871

Condensed equity under US GAAP	2016	2015	2014

Equity
Common shares, comprising 361,067,658 shares outstanding (2015 – 367,481,406; 2014 – 378,184,876)	2,740,662	2,740,662	2,740,662
Treasury shares	(32,524)	(25,980)	(79,059)
Accumulated reserve (losses)	(996,524)	(12,448)	85,929

Total equity attributable to shareholders of Gafisa	1,711,614	2,702,234	2,747,532

Equity attributable to non-controlling interests	(961)	2,648	3,339

Total equity	1,710,653	2,704,882	2,750,871

(c)	Recent US GAAP accounting pronouncements

(i)	Recently adopted US GAAP accounting standards

In June 2014, the FASB issued ASU 2014-12 - Compensation—stock compensation (Topic 718). Some share-based payment awards that require a specific performance target to be achieved before the employee can benefit from the award, also require an employee to render service until the performance target is achieved. In some cases, the terms of an award may provide that the performance target could be achieved after an employee completes the requisite service period. That is, the employee would be entitled to benefit from the award regardless of whether the employee is rendering service on the date the performance target is achieved. Some entities account for those performance targets as performance conditions that affect the vesting of the award and, therefore, do not reflect the performance target in the estimate of the grant-date fair value. Others treat them as nonvesting conditions that affect the grant-date fair value of the award. The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in ASU 2014-12 are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The adoption of ASU 2014-12 did not have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In November 2014, the FASB issued ASU 2014-17 - Business combinations (Topic 805) - Pushdown Accounting. The objective of ASU 2014-17 is to provide guidance for determining whether and at what threshold an acquiree (acquired entity) that is a business or nonprofit activity can reflect the acquirer's accounting and reporting basis (pushdown accounting) in its separate financial statements. Paragraphs 805-50-S99-1 through S99-4 of the Codification provide limited guidance for SEC registrants for determining whether and when a new accounting and reporting basis should be established in an acquiree's separate financial statements. However, because diversity in practice exists with respect to the application of pushdown accounting among entities that are not SEC registrants, the amendments provide guidance for entities that are SEC registrants and for those that are not. The amendments in ASU 2014-17 are effective on November 18, 2014. After the effective date, an acquired entity can make an election to apply the guidance to future change-in-control events or to its most recent change-in-control event. The adoption of ASU 2014-17 did not have a material impact on our consolidated financial statements.

In January 2015, the FASB issued ASU 2015-01, Income statement - Extraordinary and unusual items (Subtopic 225-20). The objective of ASU 2015-01 is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. Extraordinary items are events and transactions that are distinguished by their unusual nature and by the infrequency of their occurrence. Eliminating the extraordinary classification simplifies income statement presentation by altogether removing the concept of extraordinary items from consideration. The amendments in ASU 2015-01 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively and also may apply the amendments retrospectively to all prior periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The adoption of ASU 2015-01 did not have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810) - Amendments to the Consolidation Analysis. ASU 2015-02 affects the following areas: (i) Limited partnerships and similar legal entities, (ii) Evaluating fees paid to a decision maker or a service provider as a variable interest, (iii) The effect of fee arrangements on the primary beneficiary determination, (iv) The effect of related parties on the primary beneficiary determination and (v) Certain investment funds. The amendments in ASU 2015-02 affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Overall, the amendments in ASU 2015-02 are an improvement to current GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in ASU 2015-02 are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The adoption of ASU 2015-02 did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03 – Interest - Imputation of Interest (Subtopic 835-30). To simplify the presentation of debt issuance costs, ASU 2015-03 requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by ASU 2015-03. For public business entities, ASU 2015-03 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of ASU 2015-03 was applied on a retrospective basis and did not have a material impact on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-05 - Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The amendments in this Update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. For public business entities, the amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. The adoption of ASU 2015-05 did not have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In May 2015, the FASB issued ASU 2015-07: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the amendments in this Update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of ASU 2015-07 did not have a material impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. This Accounting Standards Update adds SEC paragraphs pursuant to the SEC Staff Announcement at the June 18, 2015 Emerging Issues Task Force (EITF) meeting about the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements. For public business entities, the amendments in this Update should be adopted concurrent with adoption of ASU 2015-03. The adoption of ASU 2015-15 did not have a material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. An entity should present separately on the face of the income statement or disclose in the

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The adoption of ASU 2015-16 did not have a material impact on our consolidated financial statements.

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In December 2016, the FASB issued ASU 2016-19: Technical Corrections and Improvements. The amendments in this Update cover a wide range of Topics in the Accounting Standards Codification. The reason for each amendment is provided before each of the amendments for clarity and ease of understanding. The amendments generally fall into one of the following types of categories: Amendments related to differences between original guidance and the Accounting Standards Codification; Guidance clarification and reference corrections; Simplification and Minor improvements. Most of the amendments in this Update do not require transition guidance and are effective upon issuance of this Update. Early adoption is permitted for the amendments that require transition guidance. The adoption of ASU 2016-19 did not have a material impact on our consolidated financial statements.

(ii)	Recently issued US GAAP accounting standards

In May 2014, the FASB issued ASU 2014-09 - Revenue from contracts with customers (Topic 606). The amendments in ASU 2014-09 create revenue from contracts with customers (Topic 606), and supersede the revenue recognition requirements in revenue recognition (topic 605), including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in revenue recognition—construction-type and production-type contracts (subtopic 605-35), and create new subtopic 340-40, other assets and deferred costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is not permitted. We are currently evaluating the impacts of the adoption of ASU 2014-09 on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The Update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this Update are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The adoption of ASU 2014-15 is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In July 2015, the FASB issued ASU 2015-11 - Simplifying the Measurement of Inventory. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Earlier application is permitted. The adoption of ASU 2015-11 is not expected to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 - Balance Sheet Classification of Deferred Taxes. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this Update will align the presentation of deferred income tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted. The adoption of ASU 2015-17 is not expected to have a material impact on our consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The FASB is issuing this Update to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. To meet that objective, the FASB is amending the FASB Accounting Standards Codification® and creating Topic 842, Leases. This Update, along with IFRS 16, Leases, are the results of the FASB’s and the International Accounting Standards Board’s (IASB’s) efforts to meet that objective and improve financial reporting. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. All leases create an asset and a liability for the lessee in accordance with FASB Concepts Statement No. 6, Elements of Financial Statements, and, therefore, recognition of those lease assets and lease liabilities represents an improvement over previous GAAP, which did not require lease assets and lease liabilities to be recognized for most leases. The accounting applied by a lessor is largely unchanged from that applied under previous GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Earlier application is permitted. We are currently evaluating the impacts of the adoption of ASU 2014-16 on our consolidated financial statements.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

For public business entities, the amendments in this Update affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of Update 2014-09. Earlier application is permitted. We are currently evaluating the impacts of the adoption of ASU 2016-08 on our consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09: Improvements to Employee Share-Based Payment Accounting. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of ASU 2016-09 is not expected to have a material impact on our consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10: Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update clarify the following two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). We are currently evaluating the impacts of the adoption of ASU 2016-10 on our consolidated financial statements.

In May 2016, the FASB issued ASU 2016-12: Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only some of the narrow aspects of Topic 606.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are currently evaluating the impacts of the adoption of ASU 2016-12 on our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13: Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In addition, available-for-sale accounting recognizes that value may be realized either through collection of contractual cash flows or through sale of the security. Therefore, the amendments limit the amount of the allowance for credit losses to the amount by which fair value is below amortized cost because the classification as available for sale is premised on an investment strategy that recognizes that the investment could be sold at fair value, if cash collection would result in the realization of an amount less than fair value. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impacts of the adoption of ASU 2016-13 on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15: Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-15 is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In October 2016, the FASB issued ASU 2016-16: Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The Board decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intraentity transfer of an asset other than inventory. Two common examples of assets included in the scope of this Update are intellectual property and property, plant, and equipment. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted. The adoption of ASU 2016-16 is not expected to have a material impact on our consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17: Consolidation (Topic 810): Interests held through Related Parties that are under Common Control. The amendments in this Update do not change the characteristics of a primary beneficiary in current generally accepted accounting principles (GAAP). Therefore, a primary beneficiary of a variable interest entity (VIE) has both of the following characteristics: (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The amendments in this Update improve GAAP because, in situations involving common control, a single decision maker focuses on the economics to which it is exposed when determining whether it is the primary beneficiary of a VIE before potentially evaluating which party is most closely associated with the VIE. The amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impacts of the adoption of ASU 2016-17 on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The adoption of ASU 2016-18 is not expected to have a material impact on our consolidated financial statements.

In December 2016, the FASB issued ASU 2016-20: Technical Corrections and Improvements (Topic 606): Revenue from Contracts with Customers. The amendments in this Update include items brought to the Board’s attention through a variety of sources, including: the Codification’s online feedback mechanism; submissions to the Transition Resource Group for Revenue Recognition (TRG); and stakeholders’ technical inquiries. The amendments in this Update affect narrow aspects of the guidance issued in Update 2014-09. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). We are currently evaluating the impacts of the adoption of ASU 2016-20 on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. Under the current implementation guidance in Topic 805, there are three elements of a business—inputs, processes, and outputs. While an integrated set of assets and activities (collectively referred to as a “set”) that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

The amendments in this Update provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. The amendments in this Update are effective to annual periods beginning after December 15, 2017, including interim periods within those periods. Early adoption is permitted. The adoption of ASU 2017-01 is not expected to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-03: Accounting Changes and Error Corrections (Topic 250) and Investments—Equity Method and Joint Ventures (Topic 323) - Amendments to SEC Paragraphs Pursuant to Staff Announcements at the September 22, 2016 and November 17, 2016 EITF Meetings. This Accounting Standards Update adds an SEC paragraph and amends other Topics pursuant to an SEC Staff Announcement made at the September 22, 2016 and November 17, 2016 Emerging Issues Task Force (EITF) meetings: Amendments to Topic 250 - Accounting changes and error corrections; Amendments to Topic 326 - Financially instruments - Credit losses; Amendments to Topic 606 - Revenue from contracts with customers; Amendments to Topic 842 - Leases and Amendments to Topic 323 - Investments - Equity method and joint ventures- Income taxes. The effective date and transition requirements for the amendments in this Update are the same as the effective date and transition requirements of the respective amended Topics. The adoption of ASU 2017-03 is not expected to have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350). Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Additionally, an entity should consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. The amendments in this Update are effective for the Company’s annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted. The adoption of ASU 2017-04 is not expected to have a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In February 2017, the FASB issued ASU 2017-05: Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this Update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. The amendments also clarify that an entity should allocate consideration to each distinct asset by applying the guidance in Topic 606 on allocating the transaction price to performance obligations. The amendments in this Update require an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and (2) transfers control of the asset in accordance with Topic 606. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted. The adoption of ASU 2017-05 is not expected to have a material impact on our consolidated financial statements.

In February 2017, the FASB issued ASU 2017-06: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965). The amendments in this Update require all plans to disclose (1) their master trust’s other asset and liability balances and (2) the dollar amount of the plan’s interest in each of those balances. The amendments will require the health and welfare benefit plan to disclose the name of the defined benefit pension plan in which those investment disclosures are provided, so that participants can easily access those statements for information about the 401(h) account assets, if needed. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The adoption of ASU 2017-06 is not expected to have a material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07: Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this Update require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

The amendments in this Update are effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The adoption of ASU 2017-07 is not expected to have a material impact on our consolidated financial statements.

In March 2017, the FASB issued ASU 2017-08: Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The adoption of ASU 2017-08 is not expected to have a material impact on our consolidated financial statements.

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i) Condensed consolidated balance sheets under US GAAP

	2016	2015	2014
Assets		(Restated)	(Restated)
Current assets
Cash and cash equivalents	29,534	60,987	48,280
Short-term investments	212,066	402,020	605,466
Restricted short-term investments	11,580	15,030	8,936
Trade accounts receivable, net	446,612	694,818	865,889
Properties for sale	1,489,232	1,712,507	1,454,597
Prepaid expenses	2,548	2,333	9,712
Other	110,470	146,553	187,909
Assets held from sale (Note 32(d)(iv)	1,259,297	1,841,911	2,095,928
	3,561,339	4,876,159	5,276,717
Non-current assets
Investments in associates	720,502	802,252	838,880
Property and equipment, net	23,977	22,819	13,585
Intangibles assets	27,553	34,432	55,600
Goodwill	675	675	675
Trade accounts receivable, net	185,817	284,109	291,981
Properties for sale	592,975	506,719	590,030
Other	93,476	161,683	157,644
	1,644,975	1,812,689	1,941,222

Total assets	5,206,314	6,688,848	7,225,112

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i)	Condensed consolidated balance sheets under US GAAP--Continued

	2016	2015	2014
Liabilities		(Restated)	(Restated)
Current liabilities
Loans and financing	604,795	663,466	530,851
Debentures	314,139	187,744	314,770
Payables for purchase of properties	170,364	194,828	265,421
Payables for goods and services suppliers	79,120	43,666	71,670
Taxes and labor contributions	34,111	46,952	60,555
Advances from customers	181,977	136,658	142,820
Obligations assumed on the assignment of receivables	34,698	23,482	24,135
Declared dividends	-	17,682	-
Other	284,857	366,873	338,523
Liabilities directly associated with assets held for sale (Note 32(d)(iv)	722,516	805,596	1,097,872
	2,426,577	2,486,947	2,846,617
Non-current liabilities
Loans and financing	581,505	582,916	817,641
Debentures	137,129	468,337	484,712
Deferred income tax and social contribution	100,405	157,795	124,388
Payables for purchase of properties	90,309	146,102	80,069
Obligations assumed on the assignment of receivables	64,332	35,811	31,994
Payables to venture partners	1,140	1,322	4,713
Provisions for legal claims	83,904	82,563	66,806
Other	10,360	22,173	17,301
	1,069,084	1,497,019	1,627,624

Equity attributable to shareholders of Gafisa	1,711,614	2,702,234	2,747,532
Equity attributable to non-controlling interest	(961)	2,648	3,339

Total equity	1,710,653	2,704,882	2,750,871

Total liabilities and equity	5,206,314	6,688,848	7,225,112

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2016	2015	2014
Gross operating revenue		(Restated)	(Restated)
Real estate development and sales of properties	920,181	1,580,651	1,927,672
Taxes on services and revenues	(65,609)	(116,060)	(122,532)

Net operating revenue	854,572	1,464,591	1,805,140
Operating costs	(985,789)	(1,072,817)	(1,316,588)

Gross (loss) profit	(131,217)	391,774	488,552

Operating income (expenses)
Selling general and administrative expenses	(201,777)	(195,147)	(219,330)
Other	(114,405)	(140,222)	(103,143)
Income (loss) before financial income and expenses and income tax and social contribution	(447,399)	56,405	166,079

Financial income	58,439	77,306	98,121
Financial expenses	(73,048)	(130,229)	(135,471)
Income (loss) before income tax and social contribution	(462,008)	3,482	128,729

Current income tax and social contribution	(10,722)	(14,763)	(25,304)
Deferred income tax and social contribution	56,214	(12,479)	10,792
Total income tax and social contribution	45,492	(27,242)	(14,512)

Income (loss) before equity in results and
non-controlling interests	(416,516)	(23,760)	114,217
Income from equity method investments	(63,616)	(14,430)	30,887

Net (loss) income for the year for continuing operations	(480,132)	(38,190)	145,104

Net (loss) income for the year for discontinued operations	(506,185)	25,014	(104,870)

Net (loss) income for the year	(986,317)	(13,176)	40,234

Net (loss) income attributable to the non-controlling interests	(1,161)	(3,092)	(2,071)
Net (loss) income attributable to shareholders of Gafisa	(985,156)	(10,084)	42,305

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2016	2015	2014

Net (loss) income for the year	(986,317)	(13,176)	40,234

Total comprehensive (loss) income, net of taxes	(986,317)	(13,176)	40,234

Attributable to:
Non-controlling interests	(1,161)	(3,092)	(2,071)
Shareholders of Gafisa	(985,156)	(10,084)	42,305

(iv)	Disposal group held for sale

As explained in Note 8.2, the results of operations of Tenda have been presented as discontinued operations in the Company’s 2016, 2015 and 2014 consolidated statements of operations.

As required by ASC 205-20-50 – Presentation of Financial Statements – Discontinued Operations, the information of the statements of operations, as of December 31, 2015 and 2014 are being presented on the same basis of the current year, and its retrospective effects are as follows:

	Originally reported as of 12/31/2015	Discontinued operation reclassification	12/31/2015	Originally reported as of 12/31/2014	Discontinued operation reclassification	12/31/2014
Statement of profit or loss
Net operating revenue	2,351,528	(886,937)	1,464,591	2,446,548	(641,408)	1,805,140
Operating costs	(1,732,117)	659,300	(1,072,817)	(1,819,612)	503,024	(1,316,588)
Operating (expenses) income	(552,606)	217,237	(335,369)	(551,800)	229,327	(322,473)
Financial income (expenses)	(40,702)	(12,221)	(52,923)	(31,924)	(5,426)	(37,350)
Income tax and social contribution	(32,408)	5,166	(27,242)	(20,339)	5,827	(14,512)
Income from equity method investments	(6,871)	(7,559)	(14,430)	17,361	13,526	30,887
Net income (loss) of discontinued operations	-	25,014	25,014	-	(104,870)	(104,870)
Net income (loss) for the year	(13,176)	-	(13,176)	40,234	-	40,234

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale--Continued

The assets and liabilities of the group of assets held for sale are presented separately in the financial statements. The net income (loss) of discontinued operations is presented as a single amount in the statement of operations, contemplating the total after-tax profit or loss of such operations less any impairment-related loss, as demonstrated below:

	2016	2015	2014

Impairment loss (i)	(543,357)	-	-
Disposal group held for sale (ii)	1,802,654	1,841,911	2,095,928
Total disposal group held for sale	1,259,297	1,841,911	2,095,928

Liabilities directly associated with assets held for sale (ii)	722,516	805,596	1,097,872

Impairment loss (i)	(543,357)	-	-
Tenda’s net income (loss) (ii)	37,172	25,014	(104,870)
Net income (loss) of discontinued operations	(506,185)	25,014	(104,870)

(i) The measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, considering the price of R$8.13 per share, according to the contract.

(ii) The amounts of the disposal group held for sale, liabilities directly associated with assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale--Continued

For purposes of compliance with paragraph 50-5B of ASC 205-20 Presentation of financial information – Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the subsidiary Tenda under USGAAP as of December 31, 2016, 2015 and 2014 after eliminations of consolidation items, demonstrated as follows:

Assets	2016	2015	2014
Current assets
Cash and cash equivalents	28,414	21,653	61,615
Short-term investments	195,073	212,621	432,957
Trade accounts receivable	20,032	238,533	124,134
Properties for sale	720,543	565,814	648,154
Land for sale	75,227	101,490	104,489
Other current assets	104,931	183,238	204,060
Total current assets	1,144,220	1,323,349	1,575,409
Non-current
Trade accounts receivable	176,673	22,420	10,303
Properties for sale	211,711	243,521	226,495
Other non-current assets	85,175	30,390	61,664
Investments	82,126	124,374	129,885
Property and equity and intangible assets	102,749	97,857	92,172
Total non-current assets	658,434	518,562	520,519

Total assets	1,802,654	1,841,911	2,095,928

Liabilities
Current liabilities
Loans, financing and debentures	41,333	210,776	208,824
Payables for purchase of properties and advance from customers	166,907	180,184	264,317
Other payables	162,000	157,221	265,144
Total current liabilities	370,240	548,181	738,285
Non-current liabilities
Loans, financing and debentures	93,661	37,554	229,726
Payables for purchase of properties and advance from customers	104,343	102,412	21,068
Provisions for legal claims	44,951	60,107	69,734
Other payables	109,321	57,342	39,059
Total non-current liabilities	352,276	257,415	359,587

Total liabilities	722,516	805,596	1,097,872

The main lines of the statement of operations of the subsidiary Tenda are as follows:

Statement of operations	2016	2015	2014

Net operating revenue	1,049,083	886,937	641,408
Operating costs	(739,418)	(659,300)	(503,024)
Operating expenses, net	(216,973)	(202,402)	(206,128)
Depreciation and amortization	(12,298)	(14,835)	(23,199)
Financial income (expenses)	(28,419)	12,221	5,426
Income tax and social contribution	(21,113)	(5,166)	(5,827)
Income from equity method investments	(3,414)	6,891	(12,784)
Non-controlling interests	(9,724)	(668)	742
Net income (loss) for the year	37,172	25,014	(104,870)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

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

The Company has issued employee stock options (Note 18.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price is greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP and Brazilian GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For the years ended December 31, 2016 and December 31, 2015 potentially dilutive stock options were not considered.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2016	2015	2014

Basic numerator
Declared dividends	-	17,682	-
U.S. GAAP undistributed profit (loss)	(985,156)	(27,766)	42,305
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(985,156)	(10,084)	42,305

Basic denominator (in thousands of shares)
Weighted-average number of shares	26,921	27,262	29,808
Basic earnings (loss) per share – U.S. GAAP - R$	(36.5943)	(0.3699)	1.4192

	2016	2015	2014

Diluted numerator
Dividends proposed	-	17,682	-
U.S. GAAP undistributed profit (loss)	(985,156)	(27,766)	42,305

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(985,156)	(10,084)	42,305

Diluted denominator (in thousands of shares)
Weighted-average number of shares	26,921	27,262	29,808
Stock options	95	186	125
Non-controlling interest shares	-	-	-
Antidilutive effect	(95)	(186)	-

Diluted weighted-average number of shares	26,921	27,262	29,933

Diluted earnings (loss) per share – U.S. GAAP - R$	(36.5943)	(0.3699)	1.4133

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2016	2015	2014

Opening balance at January 1	(457,848)	(441,424)	(426,318)
(-) Discontinued operation valuation allowance at January 1	280,715	-	-
Benefit of the utilization of operating loss carryforwards	-	3,731	7,349
Change in valuation allowance	(317,203)	(20,155)	(22,455)
Closing balance at December 31	(494,336)	(457,848)	(441,424)

The Company recognizes its deferred tax asset net of a valuation allowance such that the amount of the net deferred tax asset is more likely than not to be realized. During the year 2016, movements in the valuation allowance amounted to a net decrease of R$36,488. Of this amount, R$280,715 is related to the reclassification of Tenda’s valuation allowance opening balance due to its disclosure as a discontinued operation.

The Company recognizes its deferred tax asset net of a valuation allowance such that the amount of the net deferred tax asset is more likely than not to be realized. During the year 2016, movements in the valuation allowance amounted to a net increase of R$317,203 and there was no utilization of operating loss carryforwards. Of this amount, R$207,436 is related to the valuation allowance on the provision for impairment loss of discontinued operations.

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

As of December 31, 2016, 2015 and 2014, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2016

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2016, 2015 and 2014 - Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)	Additional information – income taxes--Continued

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2011 and forward, i.e., within 5 years after the filing.

(vii)	Statement of comprehensive income (loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss) that include charges or credits directly to equity which are not the result of transactions with owners.

(viii)	Statement of cash flows

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

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 32(a) (ii) to (vii) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows, which conforms with IAS 7.

(ix) Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

***