Form 20-F
period 2017-12-31
Gafisa S.A.
filed 2018-04-30
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil|
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Carlos Eduardo Moraes Calheiros – Chief Financial Officer and Investor Relations Officer
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

The number of outstanding shares as of December 31, 2017 was:

Title of Class	Number of Shares Outstanding
Common Stock	28,040,162*

*Includes 938,044 common shares that are held in treasury.

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

Brazilian corporate law was amended by Law No. 11,638, dated December 28, 2007, in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP with IFRS, except for revenue recognition related to real estate transactions.

In preparing our financial statements, we have applied: (1) Guideline OCPC 04 – Application of the Technical Interpretation of ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations over the course of the construction period (percentage of completion revenue recognition method), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2017. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on a delivery basis (i.e., revenue is recorded upon transferring the ownership risks and benefits to the purchaser of real estate, usually after the construction is completed and the unit is delivered).

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

As explained in Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statements of operations financial data for the year ended December 31, 2013 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The table below sets forth the line items in our statements of profit or loss for the year ended December 31, 2013 that have been reclassified to reflect Tenda as discontinued operations, as previously mentioned:

	For the Year ended December 31, 2013
	Balances originally reported as of 12/31/2013	Impact of discontinued operations	Balances restated after reclassification
Statement of profit or loss
Net operating revenue	2,481,211	(817,461)	1,663,750
Operating costs	(1,863,766)	752,216	(1,111,550)
Operating (expenses) income	(215,574)	179,951	(35,623)
Financial income (expenses)	(162,503)	3,812	(158,691)
Income tax and social contribution	(2,812)	8,651	5,839
Non-controlling interests	235	—	235
Profit or loss of discontinued operations	631,122	(127,169)	503,953
Net income (loss) for the year	867,443	—	867,443

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2017, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements presented herein. As explained in footnote 7 below, our selected Brazilian GAAP and U.S. GAAP financial data for 2013 has been retrospectively reclassified to reflect the results of operations of Tenda as discontinued operations for comparability purposes.

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

As explained in Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017, and Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statements of operations financial data for the year ended December 31, 2013 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The following table sets forth financial information as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2017. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2017(4)		2016(4)		2015(4)		2014(4)		2013(4)

	(in thousands of reais, except per share, per ADS and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue		608,823		915,698		1,443,357		1,580,861		1,663,750
Operating costs		(818,751)		(1,029,213)		(1,061,921)		(1,164,997)		(1,111,550)
Gross profit (loss)		(209,928)		(113,515)		381,436		415,864		552,200
Operating expenses, net		(654,216)		(362,747)		(295,595)		(324,211)		(35,623)
Financial expenses, net		(107,268)		(25,679)		(50,422)		(16,250)		(158,691)
Income (loss) before income tax and social contribution		(971,412)		(501,941)		35,419		75,403		357,886
Income tax and social contribution		23,100		(100,080)		(658)		(8,949)		5,839
Net income (loss) from continuing operations		(948,312)		(602,021)		34,761		66,454		363,725
Net income (loss) from discontinued operations		98,175		(559,704)		36,218		(110,179)		503,953
Net income (loss) for the year attributable to non-controlling interest		(281)		1,871		(3,470)		(1,176)		235
Net income (loss) for the year attributable to owners of Gafisa	R$	(849,856)	R$	(1,163,596)	R$	74,449	R$	(42,549)	R$	867,443

	As of and for the year ended December 31,
	2017(4)	2016(4)	2015(4)	2014(4)	2013(4)

	(in thousands of reais, except per share, per ADS and operating data)
Share and ADS data (1):
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic	(31.6037)	(43.2218)	2.7309	(1.4274)	27.4355
From continuing operations	(35.2546)	(22.6637)	1.6187	2.2439	11.4965
From discontinued operations .	3.6509	(20.5581)	1.1122	(3.6714)	15.9390
Earnings (loss) per weighted average number of shares —Diluted	(31.6037)	(43.2218)	2.7123	(1.4274)	27.2708
From continuing operations	(35.2546)	(22.6637)	1.6077	2.2439	9.8628
From discontinued operations	3.6509	(20.5581)	1.1046	(3.6714)	17.4079
Weighted average number of shares outstanding—in thousands	26,891	26,921	27,262	29,808	31,618
Dividends and interest on shareholders’ equity declared—in thousands of reais	—	—	17,682	—	163,112
Earnings (loss) per share—R$ per share	(31.3577)	(43.4518)	2.7316	(1.5170)	28.0837
Number of common shares outstanding as at end of period—in thousands*	27,102	26,779	27,255	28,049	30,888
Earnings (loss) per ADS—R$ per ADS(1)	(62.7154)	(86.9036)	5.4631	(3.0339)	56.1675
U.S. GAAP:
Net operating revenue	750,616	854,572	1,464,591	1,805,140	1,714,599
Operating costs	(916,211)	(985,789)	(1,072,817)	(1,316,588)	(1,184,210)
Gross profit (loss)	(165,595)	(131,217)	391,774	488,552	530,389
Operating expenses, net	(449,353)	(316,182)	(335,369)	(322,473)	21,067
Financial expenses, net	(105,091)	(14,609)	(52,923)	(37,350)	(183,487)
Income from disposal on controlling interests	—	—	—	—	1,228,429
Income (loss) before income tax and social contribution and income from equity method investments	(720,039)	(462,008)	3,482	128,729	1,596,398
Income tax and social contribution	22,695	45,492	(27,242)	(14,512)	(52,215)
Equity pick-up	(130,165)	(63,616)	(14,430)	30,887	(91,028)
Net income (loss) from continuing operations	(827,509)	(480,132)	(38,190)	145,104	1,453,155
Net income (loss) from discontinued operations	98,175	(506,185)	25,014	(104,870)	(117,225)
Net income (loss) for the year	(729,334)	(986,317)	(13,176)	40,234	1,335,930
Net income (loss) attributable to non-controlling interests	2,732	(1,161)	(3,092)	(2,071)	13,462
Net income (loss) attributable to owners of Gafisa	(732,066)	(985,156)	(10,084)	42,305	1,322,468
Per share and ADS data (1):
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic	(27.2235)	(36.5943)	(0.3699)	1.4192	41.8270
Earnings (loss) per weighted average number of shares—Diluted	(27.2235)	(36.5943)	(0.3699)	1.4133	41.5749
Weighted average number of shares outstanding — in thousands	26,891	26,921	27,262	29,808	31,618
Dividends declared and interest on equity	—	—	17,682	—	163,112
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)	(54.4469)	(73.1886)	(0.7398)	2.8384	83.6540
Profit (loss) per ADS —Diluted(1)	(54.4469)	(73.1886)	(0.7398)	2.8266	83.1498
Weighted average number of ADSs outstanding—in thousands	13,446	13,461	13,631	14,874	15,809
Dividends and interest on equity declared	—	—	17,682	—	163,112

	As of and for the year ended December 31,
	2017 (4)	2016(4)	2015(4)	2014(4)	2013(4)

	(in thousands of reais, except per share, per ADS and operating data)
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	147,462	253,180	712,311	1,157,254	2,024,163
Current and non-current properties for sale	1,221,986	1,715,699	2,630,617	2,512,342	2,094,414
Working capital(2)	519,239	1,124,650	2,267,795	2,420,342	2,996,884
Total assets	2,878,138	5,210,089	6,760,332	7,205,852	8,183,030
Total debt(3)	1,104,898	1,637,568	2,150,793	2,586,524	3,059,528
Total Gafisa equity	755,557	1,928,325	3,095,491	3,055,345	3,190,724
Equity of non-controlling interests	3,847	2,128	1,745	3,058	23,759
Total equity	759,404	1,930,453	3,097,236	3,058,403	3,214,483
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	147,462	253,180	478,037	662,682	1,381,509
Current and non-current properties for sale	1,490,576	2,082,207	2,219,226	2,044,627	1,844,254
Working capital(2)	486,486	1,034,762	2,389,212	2,430,100	2,862,274
Total assets	2,885,724	5,206,314	6,688,848	7,225,112	8,477,587
Total debt(3)	1,104,898	1,637,568	1,902,463	2,147,974	2,428,982
Total Gafisa equity	656,971	1,711,614	2,702,234	2,747,532	2,799,171
Equity of non-controlling interests	4,084	(961)	—	2,648	3,339
Total equity	661,055	1,710,653	2,704,882	2,750,871	2,822,245
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	206,865	269,666	104,563	41,893	297,652
Investing activities	445,448	162,455	384,664	751,953	53,464
Financing activities	(528,609)	(456,813)	(516,842)	(899,145)	(568,124)

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares. On March 23, 2017, we consummated a reverse split of our common shares at the ratio of 13.483023074 to 1, decreasing the number of our total common shares from 378,066,162 common shares to 28,040,162 common shares. All Brazilian GAAP and U.S. GAAP information relating to the number of shares and ADSs has been adjusted retroactively for the periods ended December 31, 2016, 2015, 2014 and 2013 to reflect the reverse split of our common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current portion of loans and financings and debentures.

(4)	As explained in Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP and U.S. GAAP in the Company’s 2017, 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively reclassified. Brazilian GAAP and U.S. GAAP selected consolidated statements of operations financial data for the year ended December 31, 2013 has also been retrospectively reclassified to also reflect the results of operations of Tenda as discontinued operations for comparability purposes.

operating performance. The information as of and for the years ended December 31, 2017 and 2016 does not include developments launched under the Tenda brand, the results of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2017 and 2016.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2013 and 2012, the real depreciated by 13.2% and 8.9% against the U.S. dollar, respectively. On December 31, 2012, the period-end real/U.S. dollar exchange rate was R$2.0435 per U.S. $1.00, and on December 31, 2013 it was R$2.3420 per U.S. $1.00. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S. $1.00. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591 per U.S. $1.00. On December 31, 2017, the period-end real/U.S. dollar exchange rate was R$3.308 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended December 31:
2013	2.343	2.160	1.953	2.446
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
Month Ended:
October 2017	3.277	3.142	2.200	3.280
November 2017	3.262	3.259	3.214	3.292
December 2017	3.308	3.292	3.232	3.333
January 2018	3.162	3.211	3.139	3.270
February 2018	3.245	3.237	3.173	3.270
March 2018	3.324	3.279	3.225	3.282
April 2018 (through April 25, 2018)	3.504	3.395	3.310	3.504

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

Source: Central Bank.

On April 25, 2018, the selling rate was R$3.504 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at April 25, 2018, may not be indicative of future exchange rates.

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

For example, in 2008, the global financial crisis adversely impacted Brazil’s gross domestic product, or “GDP,” resulting in a decrease in both the number of developments launched and the rate of sales of our units. Since 2014, weakening economic conditions and political instability in Brazil, leading to fluctuations in interest rates and inflation and an increase in levels of unemployment, among other factors, had an adverse impact on the real estate market, including a decrease in the volume of Gafisa launches and a sharp decrease in the overall volume of real estate launches in Brazil. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2017, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, and project financing balance, net of our cash and short term investments position) was R$957.4 million, our cash and cash equivalents and short-term investments were R$147.5 million and our total debt was R$1,104.9 million.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2014, we had R$63.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. Since 2016, our impairment analysis has been negatively impacted by the challenging macroeconomics conditions in the real estate sector and in Brazil as a whole, which has led to a decrease in sales prices for our commercial and residential units. As of December 31, 2016, we had R$174.4 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2017, we had R$310.6 million recorded as a provision for impairment on landbank and properties for sale.

The real estate industry is dependent on the availability of credit, especially in the entry-level segment.

One of our main strategies is to expand our operations to the entry-level segment in which clients are strongly dependent on bank financing to purchase homes. This financing may not be available on favorable terms to our clients, or at all. Changes in the Real Estate Financing System (Sistema de Financiamento Imobiliário), or the “SFI,” and in the SFH rules, the scarcity of available resources or an increase in interest rates may affect the ability or desire of such clients to purchase homes, consequently affecting the demand for homes. These factors would have a material adverse effect on our business, financial condition and results of operations.

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

We invest in special purpose entities (Sociedade de Propósito Específico or “SPEs”) with or without other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection laws and regulations. These risks could adversely affect us.

We may experience difficulties in finding desirable land tracts, and increases in the price of land may increase our cost of sales and decrease our earnings.

Our continued growth depends in large part on our ability to continue to acquire land and to do so at a reasonable cost. As more developers enter or expand their operations in the Brazilian home building industry, land prices could rise significantly and suitable land could become scarce due to increased demand, decreased supply or both. A resulting rise in land prices may increase our cost of sales and decrease our earnings on future developments. We may not be able to continue to acquire suitable land at reasonable prices in the future, which could adversely affect our business.

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

In January 2015, we issued R$55 million in non-convertible debentures on a private placement basis. The debentures are secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. The debentures are scheduled to mature on January 20, 2020. The proceeds of the debentures were used to fund the development of such real estate ventures only.

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

In May 2016, we entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$23.0 million in exchange for cash at the transfer date, discounted to present value, for R$17.5 million.

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

In March 2017, we entered into a CCI transaction relating to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$30.2 million in exchange for cash at the transfer date, discounted to present value, for R$23.0 million.

In March 2017, we issued a CCB in the amount of R$47 million to finance our operation and to provide working capital for the Company. The CCB is guaranteed by real estate receivables.

In April 2017, we issued a CCB in the amount of R$12 million to finance our operation and to provide working capital for the Company. The CCB is guaranteed by a specific portion of our landbank.

In November 2017, we issued a CCB in the amount of R$40 million to finance our operation and to provide working capital for the Company. The CCB is guaranteed by real estate receivables.

In November 2017, we issued two series of non-convertible debentures totaling R$120 million on a private placement basis. The first series of debentures totaling R$90 million is secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. In November 2017, the debenture holders assigned their fiduciary rights in the real estate receivables to a real estate securitization special purpose entity, which issued Certificates of Real Estate Receivables (Certificados de Recebíveis Imobiliários) or “CRIs”, backed by such real estate receivables. The second series of debentures totaling R$30 million, and guaranteed by a fiduciary guarantee, has not been placed with investors as of the date of this annual report. The proceeds of the debentures will be used to fund the development of the aforementioned real estate ventures only.

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

As of December 31, 2017, our total debt (loans, financing and debentures) was R$1,104.9 million and our short-term debt was R$569.3 million. In addition, as of December 31, 2017 our cash and cash equivalents and short-term investments available was R$147.5 million and our net debt represented 126.1% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2017, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for non-compliance with a certain restrictive covenant in one of the Company’s CCB’s and one of its debentures. This breach occurred mainly as a result of an impairment adjustment of R$127.4 million related to AUSA’s goodwill which, together with a loss applying the equity method of R$186.9 million, resulted in an impact of R$314 million on our statement of profit or loss and shareholders’ equity. In addition, we recorded an impairment adjustment of R$147.3 million in our landbank and inventory units, which were being sold below their accounting value due to the effects of the challenging macroeconomic conditions in the real estate sector and in Brazil as a whole. Both debt agreements were classified as short term debt in the Company’s financial statements. As of the date of this annual report, we are in the process of obtaining the necessary waivers from the relevant creditors for this covenant non-compliance and we have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance. Failures or delays by our third party contractors may adversely affect our reputation and business and expose us to civil liability.

Failures or delays by our third party contractors may adversely affect our reputation and business and exposes us to civil liability.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2017, R$36.0 million of our R$59.0 million of total labor liabilities and provisions were for such liabilities. Approximately 82% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

On May 28, 2014, the IASB published IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) (CPC 47), which establishes principles that will apply to the recognition of revenue under IFRS. IFRS 15 will require entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. When adopted, IFRS 15 will supersede most of the guidance on the recognition of revenue that currently applies under IFRS. In connection with the real estate development sector, the maintenance of the percentage of completion revenue recognition method or the adoption of the method of revenue recognition at the time each unit is delivered will be the result of the contractual analysis performed by our management. IFRS 15 will be effective for annual periods beginning on or after January 1, 2018.

In September 2017, the CPC consulted with the IASB – IFRS IC on the application of the percentage of completion revenue recognition method to certain types of commercial contracts entered into in Brazil.

In a letter (CVM/SNC/SEP/No. 01/2018) dated January 10, 2018, the CVM instructed real estate development entities to continue applying Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02. As of the date of this annual report, Guideline OCPC 04 is not yet final and is subject to further amendments.

For a discussion on the impact on our financial statements of changing the revenue recognition method for U.S. GAAP purposes from the percentage of completion revenue recognition method to the method of revenue recognition at the time each unit is delivered, please see note 33(c)(ii) to our consolidated financial statements included elsewhere in this annual report.

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

In addition, the Brazilian Congress commenced impeachment proceedings against then President Dilma Rousseff on December 2, 2015, for violating budgetary laws to prop up the Brazilian economy during her reelection campaign in 2014. On April 17, 2016, more than two-thirds of Brazil’s Congress voted to proceed with the impeachment proceedings. The proceedings then moved to the Senate, which on May 12, 2016 voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time Vice President Michel Temer assumed the Presidency. On August 31, 2016, President Rousseff was impeached by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, scheduled for October 2018. In this context, it is uncertain whether Mr. Temer will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. We have no control over the political situation in Brazil and cannot foresee what policies or actions the Brazilian government may pursue. Any of these factors may adversely affect the Brazilian economy, our business, financial condition, results of operations and the trading price of our common shares. The Brazilian government may be subject to internal pressure to change its current macroeconomic policies in order the achieve higher rates of economic growth, and has historically maintained a tight monetary policy with high interest rates, thus restricting the availability of credit and reducing economic growth. We cannot foresee what policies the government will adopt. In addition, in the past, the Brazilian economy has been affected by political events in the country, which have also affected the confidence of investors and the general public, which harms the performance of the Brazilian economy. Furthermore, any indecision by the Brazilian government in implementing changes in certain policies or regulations may contribute to economic uncertainty in Brazil, and increase stock market volatility.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 3.8% in 2006, 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015, 7.2% in 2016 and (0.5)% in 2017. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016 and 2.9% in 2017. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.25% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012, 8.1% in 2013, 6.9% in 2014, 7.5% in 2015, 6.1% in 2016 and 4.3% in 2017. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally, especially in the United States. The prices of shares traded on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão (formerly BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros)), or the “B3,” have been historically affected by the fluctuation of interest rates and stock exchange indexes in the United States. Events in other countries or capital markets could have an adverse effect on the price of our shares, which could make it more difficult for us to access the capital markets and obtain financing on acceptable terms in the future, or at all.

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

As of December 31, 2011, the SELIC rate was 11%. As of December 31, 2012, the Central Bank had significantly reduced the SELIC rate to 7.25%. As of December 31, 2013, the Central Bank had increased the SELIC rate to 10%. As of December 31, 2014, the Central Bank had further increased the SELIC rate to 11.75%. As of December 31, 2015, the SELIC rate was 14.25%. As of December 31, 2016, the SELIC rate was 13.75%, and as of December 31, 2017, the SELIC rate was 7.0%. As of the date of this annual report, the SELIC rate is 6.5%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2017, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. Because our ADSs are listed on the New York Stock Exchange, or the “NYSE,” adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, were not directly exposed to the mortgage lending crisis in the United States, there were still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by the subprime crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian economy is also affected by international economic and general market conditions, especially economic and market conditions in the United States. Share prices on the B3, for example, have historically been sensitive to fluctuations in U.S. interest rates as well as movements of the major U.S. stock indexes, particularly in the current worldwide economic downturn. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you.

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The B3, the only Brazilian stock exchange, had a market capitalization of US$954.7 billion as of December 31, 2017 and an average daily trading volume of US$2.7 billion for 2017. In comparison, the NYSE had a domestic market capitalization of US$22.1 trillion (excluding funds and non-U.S. companies) as of December 31, 2017 and an average daily trading volume of approximately US$69.6 billion for 2017.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 52.2% of the aggregate market capitalization of the B3 as of December 31, 2017. Gafisa’s average daily trading volume on the B3 and in the NYSE in 2017 was US$3.4 million and US$0.8 million, respectively.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our board of directors approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.3111 per share. Such payment was effective February 12, 2014. On April 25, 2014, our shareholders approved a distribution of dividends in the amount of R$32.9 million, representing R$0.0825 per share. Based on the negative results of the fiscal year 2014, on April 16, 2015, our shareholders did not approve any distribution of dividends. On April 25, 2016, our shareholders approved a distribution of dividends in the amount of R$17.7 million, representing R$0.0481 per share. Based on the negative results of the fiscal year 2016, at our annual shareholders’ meeting held on April 28, 2017, our shareholders did not approve any distribution of dividends. Based on the negative results of the fiscal year 2017, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 27, 2018.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) would generally be treated as U.S. source gain or loss for all foreign tax credit purposes. Consequently, U.S. Holders will not be able to credit any Brazilian income tax imposed on such gains against their U.S. federal income tax liability unless they have other creditable taxable income from foreign sources in the appropriate foreign tax credit basket. U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable against such holder’s U.S. federal income tax on foreign-source income from other sources.

There can be no assurance that we will not be a passive foreign investment company, or “PFIC,” for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares or ADSs.

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2017 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year. The Company may become a PFIC for any future taxable year if its financial income exceeds its gross loss or constitutes 75% or more of its gross profit for such year.

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,100 developments and constructed over 12 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism, offering a variety of residential options to the mid to higher income segments. In addition, we provide construction services to third parties on certain developments where we retain an equity interest, and we also hold an equity interest in Alphaville, which focuses on the identification, development, and sale of high income residential properties.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2017, 100% of the value of our launches was derived from high and mid high-level residential developments.

We currently operate mainly in São Paulo and Rio de Janeiro, and have smaller operations in other Brazilian cities. For the year ended December 31, 2017, approximately 10.3% of the value of our launches was derived from our operations outside the states of São Paulo and Rio de Janeiro.

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

2013 marked the completion of Gafisa’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company’s exposure to unprofitable businesses and markets. This process evolved positively throughout the period in several fronts - including improvement in margins and cash generation, and culminated with the sale of a 70% interest in Alphaville, which unlocked significant value and contributed to a reduction in the Company’s leverage, adjusting its capital structure. At the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for the upcoming years, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and more importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013. Gafisa S.A. completed the sale of a majority interest in Alphaville Urbanismo S.A. (“Alphaville”), the leading residential community development company in Brazil, to Private Equity AE Investimentos e Participações (“Fundo AE”), which has as shareholders Pátria Investimentos and Blackstone Real Estate Advisor, which was announced on June 7, 2013. The transaction values Alphaville at an equity value of R$2.0 billion. The cash sale to Pátria and Blackstone resulted in Fundo AE owning 70% of Alphaville, with Gafisa retaining the remaining 30%. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded on December 9, 2013, with a sale of a 50% interest by Gafisa and a 20% interest by Construtora Tenda S.A. (“Tenda”), with Gafisa retaining the remaining 30% of Alphaville capital stock. Following this transaction and since December 2013, Alphaville is no longer consolidated in the financial statements of the Company.

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

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into the SPA with Jaguar pursuant to which we would sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share.

During 2017, we did not issue a launch guidance for Gafisa as a result of the continuing weakening economic conditions and political instability in Brazil. Accordingly, we adopted a conservative approach to launches, focusing on the sale of inventory.

The spin-off of the Tenda business unit was consummated on May 4, 2017, following: (i) a reduction of the capital stock of Tenda (without the cancellation of shares), pursuant to which Gafisa, as sole shareholder at that time, received R$100 million (adjusted by the SELIC); (ii) a reduction of the capital stock of Gafisa, resulting in the distribution to Gafisa shareholders of shares corresponding to 50% of the capital stock of Tenda; (iii) the conclusion of the preemptive rights exercise pursuant to which Gafisa shareholders acquired up to 50% of the total share capital of Tenda, at the price per share set forth in the SPA with Jaguar and for a total amount of R$219.5 million, with no shares being acquired by Jaguar; and (iv) the satisfaction of other conditions precedent for the consummation of the spin-off. In addition, on May 4, 2017, the Tenda shares were listed on the B3 and began to publicly trade.

Our common shares are listed on the B3 under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

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

On July 3, 2013, Gafisa completed the purchase of the outstanding 20% interest in Alphaville, belonging to Alphapar, resulting in the Company holding 100% of Alphaville’s capital stock. This transaction resulted in a temporary increase in the Company’s leverage to 126% (Net Debt/Equity) and it was financed partially through Company’s cash in addition to funding of R$250 million in June. The total disbursement was made in July in the amount of R$366.6 million.

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

During 2014, we also revised our 2014 launch guidance for the Gafisa segment as a result of weakening economic conditions in Brazil. We did not issue a launch guidance for the Gafisa segment or the Tenda segment during 2015, 2016 and 2017 due to the continuing weakening economic conditions and political instability in Brazil.

During 2015 and 2016, we implemented several initiatives in connection with the potential spin-off. During 2016, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock, and implement the spin-off. The spin-off of the Tenda business unit was consummated on May 4, 2017. See “—A. History and Development of the Company—General” for further information.

On March 23, 2017, the Company conducted a reverse split of common shares issued by the Company, at the ratio of 13.483023074 to 1, and proportional adjustment to the limit of authorized capital. As of the date of this annual report, the share capital is comprised of 28,040,162 common, registered and non-par value shares.

On December 20, 2017, the Company’s shareholders approved at an extraordinary shareholders’ meeting a capital increase of up to R$300.0 million, with the option to approve a partial capital increase of up to R$200.0 million to be subscribed for through the issuance of a minimum of 13,333,333 new common shares and a maximum of 20,000,000 new common shares in the Company, all in registered, book-entry form, and with no par value, at a price per share equal to R$15.00, of which R$0.01 per share would be allocated to capital, and R$14.99 per share would be allocated to capital reserves. This capital increase is part of the Company’s strategy to reinforce its liquidity, strengthen its capital structure and solidify the Company’s strategic and operational positioning for a new cycle of the real estate market. Following the preemptive rights exercise period, which expired on January 19, 2018, and the subsequent subscription periods that expired on February 2, 2018 and February 21, 2018, respectively, we issued and sold 16,717,752 new common shares of the Company for a total amount of R$250.8 million, all in registered, book-entry form, and with no par value, at a price per share equal to R$15.00, of which R$0.01 per share was allocated to capital, and R$14.99 per share was allocated to capital reserves. Accordingly, on February 28, 2018, our board of directors approved a capital and capital reserve increase in the amount of R$250.8 million. As of the date of this annual report, the share capital of the Company totaled R$2,521.3 million, represented by 44,757,914 common shares, all in registered, book-entry form, and with no par value.

Capital Expenditures

In 2017, under the Gafisa brand, we invested R$20.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$7.3 million and R$6.4 million, respectively.

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

B. Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. For over more than 60 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,100 developments and constructed over 12 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brand “Gafisa” is a well-known brand in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2017, 100% of the value of our launches was derived from high and mid high-level residential developments. In addition, we also provide construction services to third parties on certain developments where we retain an equity interest. We are currently operating mainly in São Paulo and Rio de Janeiro which represents approximately 5.8% of the national population and approximately 16.2% of the gross domestic product as of December 31, 2015 (latest available information).

Our Markets

We have developed real estate projects in 30 municipalities throughout Brazil, including Barueri, Belém, Campinas, Cuiabá, Curitiba, Goiânia, Gramado, Guarujá, Guarulhos, Itu, Jundiaí, Macaé, Maceió, Manaus, Niterói, Nova Iguaçu, Osasco, Porto Alegre, Porto Velho, Rio de Janeiro, Salvador, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São Jose dos Campos, São Luís, São Paulo and Volta Redonda.

Our Real Estate Activities

Our real estate business includes the following activities:

•	developments for sale of:

•	residential units;

•	commercial buildings;

•	construction services to third parties on certain developments where we retain an equity interest; and

•	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2017		2016		2015
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	553,954	100.0	2,263,336	100.0	2,060,984	98.8
Commercial	—	—	—	—	24,272	1.2
Potential sales (1)	553,954	100.0	2,263,336	100.0	2,085,257	100.0

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017. As of December 31, 2016 and 2015, the amounts of R$1,342,490 and R$1,088,491, respectively, are related to Tenda, which is disclosed as a discontinued operation.

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2017		2016		2015
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	277,029	100.0	999,903	100.0	770,960	97.6
Commercial	N/A	N/A	N/A	N/A	18,679	2.4
Sales (1)	277,029	100.0	999,903	100.0	789,639	100.0

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017. As of December 31, 2016 and 2015, the amounts of R$557,970 and R$507,570, respectively, are related to Tenda, which is disclosed as a discontinued operation.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2017	2016	2015
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	496,785	920,846	884,269
Developments launched(2)	4	10	10
Usable area (m2)(3)	72,406	109,117	104,678
Units launched(4)	1,467	1,768	2,224
Average sales price (R$/m2)(3) (5)	6,861	8,439	8,448
Rio de Janeiro
Potential sales value of units launched(1)	—	—	112,047
Developments launched(2)	—	—	2
Usable area (m2)(3)	—	—	9,427
Units launched(4)	—	—	206
Average sales price (R$/m2)(3)(5)	—	—	11,886
Other Markets
Potential sales value of units launched(1)	57,168	—	112,047
Developments launched(2)	1	—	2
Usable area (m2)(3)	10,534	—	9,427
Units launched(4)	134	—	206
Average sales price (R$/m2)(3)(5)	5,427	—	11,886
Total Gafisa
Potential sales value of units launched(1)	553,954	920,846	996,315
Developments launched(2)	5	10	12
Usable area (m2)(3)	82,940	109,117	114,105
Units launched(4)	1,601	1,768	2,378

	As of and for the year ended December 31,
	2017	2016	2015
	(in thousands of reais, unless otherwise stated)
Average sales price (R$/m2)(3)(5)	6,679	8,439	8,732
Tenda (6)
Potential sales value of units launched(1)	—	1,342,490	1,088,941
Developments launched(2)	—	41	29
Usable area (m2)(3)	—	454,921	314,152
Units launched(4)	—	9,819	7,711
Average sales price (R$/m2)(3)(5)	—	2,951	3,466

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$6,679, R$8,439 and R$8,732 in 2017, 2016 and 2015, respectively, for Gafisa’s ventures only.

(6) This information is presented for comparison purposes, as we have disclosed Tenda as a discontinued operations as of December 31, 2016 and 2015 and the spin-off of the Tenda business unit was concluded on May 4, 2017.

Our developments for sale are divided into two broad categories: (1) residential buildings and (2) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at higher-income customers and buildings targeted at middle-income customers; and (2) entry level buildings targeted at middle-low income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we shifted our focus back to São Paulo and Rio de Janeiro.

Luxury and Middle-Income Buildings

Luxury buildings are a high margin niche. Units usually have over 150 square meters of private area, at least four bedrooms and more than three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$15,000. Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$40,000.

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 60 and 150 square meters of private area, between one and three bedrooms and up to three parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$9,000 to R$15,000. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$15,000 and R$40,000.

The table below sets forth our luxury and middle-income building developments launched between January 1, 2015 and December 31, 2017:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2017)
J330 Jardins	2017	100	3,896	2020	28	20
Parque Ecoville	2017	100	10,534	2019	134	62
Marques 2900	2016	50	5,742	2020	61	43
Square Ipiranga	2016	100	25,529	2019	224	94
044 Vila Rica	2016	50	5,077	2019	32	35
MN15 Ibirapuera	2016	100	5,327	2019	15	13
Gafisa Like Aclimação	2016	100	9,299	2019	137	67
Gafisa Like Alto da Boa Vista	2016	100	14,509	2019	220	50
Smart Vila Madalena	2015	100	7,636	2018	216	62
Vision Capote Valente	2015	100	7,950	2018	143	69
067 Hermann Junior	2015	100	6,609	2018	22	60
Scena Alto da Lapa	2015	100	5,227	2018	42	58
Smart Santa Cecília	2015	100	8,947	2018	290	41
Alphamall	2015	100	2,342	2018	53	72
Mood Lapa	2015	100	7,085	2018	141	64
Vision Paulista	2015	100	7,168	2018	200	82

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Entry Level Developments

Entry level housing consists of building and house units. Units usually have between 40 to 60 square meters of private area, one to three bedrooms, and are typically located outside the vehicle restriction area of São Paulo and near public transportation points. The average price per square meter ranges from R$6,000 to R$9,000. Entry level housing developments are tailored to customers with monthly household incomes between approximately R$7,000 and R$10,000.

The table below sets forth our entry level developments launched between January 1, 2015 and December 31, 2017:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2017)
Moov Estação Brás	2017	100	12,866	2020	543	26
Moov Espaco Cerâmica	2017	100	24,396	2020	396	99
Moov Parque Maia	2017	100	31,248	2020	500	33
Barra Vista Fase 2	2016	50	5,468	2019	101	27
Square Choice Santo Amaro	2016	100	13,704	2018	227	44
Moov Estação Vl. Prudente	2016	100	10,307	2019	150	96
Moov Freguesia	2016	100	14,157	2019	276	77
Bosque Marajoara	2015	100	23,884	2018	339	62
Barra Vista	2015	50	15,415	2017	546	69
Barra Vista Fase 1	2015	50	5,468	2019	101	34

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed developments as of December 31, 2017, with percentage of units sold less than 90%:

As of December 31, 2017
Project Description	Units Sold (%)
Alphagreen (1)	82
Americas Avenue (2)	62
Axis Business Tower (3)	88
Bambu (4)	80
Barra Viva (5)	75
Condominio O Bosque (6)	40
Gafisa Hi Centro (7)	86
Gafisa Hi Guaca (8)	87
Gafisa Square Osasco (9)	64
Go Maraville (10)	60
Laguna Mall (11)	73
Sao Gate (12)	40
Sao Way (13)	73
Scena Laguna Unidades Avulsas (14)	80
Target Offices e Mall (15)	70
Today Modern Residences (16)	64
Varandas Grand Park F2 (17)	87
Varandas Grand Park F3 (18)	82
Varandas Grand Park F4 (19)	79
Varandas Grand Park F5 (20)	68
Varandas Grand Park F6 (21)	71

(1)	Alpha Green. This development was 100% completed at December 31, 2017 at which time 82% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(2)	Américas Avenue Business Square. This development was 100% completed at December 31, 2017 at which time 62% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 months. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in Brazil, particularly in the city of Rio de Janeiro, and their impact on the real estate market in the city of Rio de Janeiro. We are currently working on increasing the sales speed of these units by investing in marketing and sales campaigns for these units and, in some cases, by offering discounts on the sales prices for specific units.

(3)	Axis Business Tower. This development was 100% completed at December 31, 2017 at which time 88% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(4)	Bambu. This development was 100% completed at December 31, 2017 at which time 80% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(5)	Barra Viva. This development was 100% completed at December 31, 2017 at which time 75% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)	Condominio O Bosque. This development was 100% completed at December 31, 2017 at which time 40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(7)	Gafisa Hi Centro. This development was 100% completed at December 31, 2017 at which time 86% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(8)	Gafisa Hi Guaca. This development was 100% completed at December 31, 2017 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)	Gafisa Square Osasco. This development was 100% completed at December 31, 2017 at which time 64% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold in the next 12 to 18 months.

(10)	Go Maraville. This development was 100% completed at December 31, 2017 at which time 60% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(11)	Laguna Mall. This development was 100% completed at December 31, 2017 at which time 73% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(12)	SAO GATE. This development was 100% completed at December 31, 2017 at which time 40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 – 36 months.

(13)	SAO WAY. This development was 100% completed at December 31, 2017 at which time 73% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 – 36 months.

(14)	Scena Laguna Unidades Avulsas. This development was 100% completed at December 31, 2017 at which time 80% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(15)	Target Offices & Mall. This development was 100% completed at December 31, 2017 at which time 70% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 – 36 months.

(16)	Today Modern Residences. This development was 100% completed at December 31, 2017 at which time 64% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24 – 36 months.

(17)	Varandas Grand Park F2. This development was 100% completed at December 31, 2017 at which time 87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(18)	Varandas Grand Park F3. This development was 100% completed at December 31, 2017 at which time 82% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(19)	Varandas Grand Park F4. This development was 100% completed at December 31, 2017 at which time 79% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(20)	Varandas Grand Park F5. This development was 100% completed at December 31, 2017 at which time 68% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(21)	Varandas Grand Park F6. This development was 100% completed at December 31, 2017 at which time 71% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

We have evaluated all of our developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: Alpha Green, Alphaland, Alphagreen, Alphamall, Americas Avenue, Axis Business Tower, Espaço Alpha, Gafisa Hi Guaca, Golden Office, Icon Business & Mall, Laguna Mall, Sao Gate, Sao Way, Scena Laguna, Target Offices and Mall, Today Modern Residences and Vistta Laguna.

Land Subdivisions under Alphaville Brand

As set forth in “—A History and Development of the Company”, we completed the sale of a controlling interest in Alphaville, on December 9, 2013. As a result, Alphaville was no longer consolidated in the financial statements of the Company since then. In this annual report, while financial information related to Alphaville is treated as discontinued operations, all operating information related to our business includes full operating information for Alphaville through December 9, 2013.

As a result of the sale of the 70% interest in Alphaville on December 9, 2013, we were not involved in the launch of any residential communities under the Alphaville brand in 2015, 2016 and 2017.

Commercial Buildings

In 2015, we launched one commercial building: Alphamall.

In 2016 and 2017, we did not launch any commercial buildings.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

The table below sets forth the real estate developments for third parties currently under construction, in which we also have an equity interest, between January 1, 2015 and December 31, 2017:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Adamas	2013	50%	GTIS Partners	Residential
Eloy Fernandes	2017	50%	Atins Empreendimentos	Residential

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

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2017, our development-client database was comprised of more than 52,050 individuals. We currently have approximately 19,150 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2017, our main construction services client was GTIS Partners, with whom we retain an equity interest in the Adamas development.

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

As of December 31, 2017, we had an inventory of 36 land parcels under Gafisa, in which we estimate we could develop a total of 9,189 residential units with a sales value of R$4.3 billion, of which 65.0% represents land acquired through barter transactions. The table below sets forth the breakdown of our land holdings by location and by segment:

	Gafisa
	Future Sales (% Gafisa) (1)	% Bartered
	(in millions of reais)
São Paulo	R$2,520.5	56.6%
Rio de Janeiro	R$1,774.8	73.0%
Other states	R$41.1	74.8%
Total	R$4,336.4	65.0%

(1)	Information reflects our interest.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 12 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 17 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing intelligence team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities.

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 450 independent Gafisa Vendas brokers, 23 sales consultants and 7 sales managers.

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

In 2017, 2016, 2015, 2014 and 2013 Gafisa Vendas was responsible for approximately (i) 68.0%, 61.1%, 60.9%, 61.0%, and 51.0% respectively, of our sales in the state of São Paulo, and (ii) 63%, 48.8%, 60.6%, 23.4% and 45.0%, respectively, of our sales in the state of Rio de Janeiro.

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

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. Over the last five years, we have only cancelled one development.

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

We invest in technology. Our research and development costs amounted to R$1.0 million in 2017, 2016, and 2015. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale. We have long-term arrangements with a number of suppliers which allow us to build our developments with quality, using brand name construction materials and equipment, and advanced technology. Moreover, our centralized procurement center enables us to achieve significant economies of scale in the purchase of materials and retention of services.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we typically provide for each type of development as of December 31, 2017:

Sales Term	Luxury and Middle Income (average)	Entry-Level (average)
Mortgage lending (delivery)	75%	75%
Gafisa 36 months	25%	25%
Gafisa 60 months	—	—
Gafisa 120 months	—	—

Mortgages. In 2017, approximately 70% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2017:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	up to 13% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH (2)	up to 12% annually + TR	R$1,500,000	R$1,200,000
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS for Minha Casa Minha Vida	up to 9.16% annually + TR	R$240,000	R$240,000

(1)	TR refers to the daily reference rate.

(2)	The maximum home value and maximum loan value amounts were valid until December 31, 2017. As of January 1, 2018, these amounts will be R$950,000 and R$760,000 for maximum home value and maximum loan value, respectively. For additional information, please refer to “—Regulatory Framework—Credit Policy Regulations—Housing Finance System.”

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On December 31, 2017, our clients’ default level, related to amounts overdue for over 30 days, was 14.1% of our accounts receivable for Gafisa.

In order to maintain low rates of customer default, we have adopted a conservative and robust credit and receivables management policy, pursuant to which: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 40-45% (Gafisa) and 20% (Tenda) of the total amount paid to us plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action.

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 61% in 2017. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth client default levels:

	As of and for the year ended December 31,
Customer default level	2017	2016	2015
Gafisa	14.10%	12.40%	11.40%

The increase in our default levels is mainly due to the weakening economic conditions and political instability in Brazil since 2014.

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

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	2,908	1,131,823	3,109	1,319,292	3,305	1,427,733
Volume/Sales value of cancelations	(801)	(411,658)	(931)	(508,827)	(972)	(512,937)
Percentage	27.5%	36.4%	29.9%	38.6%	29.4%	35.9%
Volume/Sales value, net of cancelations	2,107	720,164	2,178	810,464	2,333	914,796
Tenda
Contracted sales	—	—	10,059	1,417,855	8,108	1,208,135
Volume/Sales value of cancelations	—	—	(1,921)	(275,988)	(1,293)	(192,004)
Percentage	—	—	19.1%	19.5%	16.0%	15.9%
Volume/Sales value net of cancelations	—	—	8,138	1,141,866	6,815	1,016,131
Total sales value net of cancelation	2,107	720,164	10,316	1,952,330	9,148	1,930,927

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 41.0% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 18.9% during the three year period ended December 31, 2017, resulting in an increase in the construction costs of Gafisa over that period. During the three year period ended December 31, 2017 the IGP-M increased 18.6%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Elevadores Atlas Shindler S.A., Portobello S.A. and IBRAP Industria Brasileira de Aluminio e Plastico S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 60 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2017	2016	2015
	(Launches in R$ million)
Local market	16,582	13,078	14,410
Gafisa(2)	497	870	1,223
Gafisa’s market share	3.0%	6.7%	8.5%

Source: EMBRAESP and SECOVI.

Rio de Janeiro (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2017	2016	2015
	(Launches in R$ million)
Local market	1,618	1,899	1,887
Gafisa(2)	0	0	365
Gafisa’s market share	0%	0%	19.3%

Source: Geoimovel.

(1)	Metropolitan region.

(2)	Gafisa interest. In 2017 and 2016, we did not launch any development in Rio de Janeiro.

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

As of December 31, 2017, Gafisa had 105 direct and indirect subsidiaries, 20 jointly-controlled entities under operations and 7 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector. Gafisa also holds a 30% interest in the capital stock of Alphaville.

Of our 132 SPEs or invested companies, 97 are wholly-owned by us, we hold an interest of 50% or less in 27, and the remaining 8 are majority-owned by us.

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

Currently, the registration process of a trademark takes approximately 24 months from the date of filing of the application until the definitive registration. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied for.

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

As of the date of this annual report, we had approximately 73 pending trademark applications and 133 trademarks registered in Brazil with the INPI.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 363 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between 2018 and 2023. We will seek to renew our domain names expiring in 2018, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., ACE Seguradora S.A., AXA Seguros S.A., Tokio Marine Seguradora S.A., Porto Seguro Cia de Seguros Gerais, J. Malluceli Seguros S.A., Swiss RE, Fator Seguradora, Zurich Seguros and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

SFH financings need to be secured by at least one of the following: (1) a first mortgage over the unit that is being financed; or (2) a conditional sale over the unit that is being financed, as prescribed by Law No. 9,514 of November 20, 1997, as amended by Law No. 10,931 of August 2, 2004, Law No. 11,076 of December 30, 2004, Law No. 11,481 of May 31, 2007, Law No. 12,703 of August 07, 2012, Law No. 12,810 of May 15, 2013, Law No. 13,043 enacted on November 13, 2014, Law No. 13,097 enacted on January 19,2015 and Law No. 13,465 enacted on July 11, 2017 (“Law no. 9,514”), (3) a first mortgage or conditional sale, as determined by Law No. 9,514, of other property owned by the borrower or by a third party or (4) other guarantees, as established by the financing agent. SFH funds are only released upon the formalization of one of these methods of guaranteeing the loan.

As of 2014, the federal government implemented changes to the regulations on financing and construction in order to promote growth in the real estate market. The implemented measures are, among others: (1) all the acts involving immovable property will be entered on the property’s record in the land registry office, i.e., unregistered acts and actions enforceable against third parties in good faith, even if the unregistered act or action challenges ownership to the property; (2) the buyer of a real estate property will be able to give property as guarantee to finance another, or to purchase other assets with funds raised in savings accounts; (3) banks can issue Real Estate Covered Bonds (Letras Imobiliárias Garantidas, or “LIGs”), pursuant to CMN Resolution No. 4,598, enacted on August 29, 2017, which is exempt from income tax to raise more funds and borrow to finance the purchase of real estate; and (4) banks may grant payroll loans, in which the parcels will be charged to the worker’s salary in the private sector with more facilities, resulting in lower interests.

Mortgage portfolio

While a large portion of the funds in the deposits in saving accounts are allocated to the SFH, some of the funds are allocated to loans granted at market rates. CMN Resolution No. 3,932/10, as amended, established that at least 65% of these deposits should be used for real estate financing, with a minimum of 80% of the financing going to housing loans under the SFH and the remaining balance for loans granted at market rates which are usually higher than in SFH loans, including mortgage portfolio used by banks for the concession of housing loans.

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

In 2014, the Brazilian government adopted measures to facilitate the purchase of financed properties, as discussed in SFH above, and in 2016, the increase in the operating limits of the SFH to units with a maximum sales prices of R$800,000 and R$950,000 (applicable only to the States of Rio de Janeiro, São Paulo, Minas Gerais and the Distrito Federal). These changes have significantly increased the funds available for investments in the Brazilian real estate sector.

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

Minha Casa, Minha Vida program

Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011, Law No. 12,693 enacted on July 24, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015, created a public housing program called “Minha Casa, Minha Vida.” Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011, modified the aforementioned legislation, which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$240,000. Law No. 12,868 enacted on October 15, 2013, released resources for “Minha Casa Melhor”, in which CEF provides to each beneficiary of the program “Minha Casa Minha Vida” subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months.

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

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil, as of December 31, 2017:

(*) We held 30% of this entity at December, 2017, 2016 and 2015.

For more information on our remaining subsidiaries and jointly-controlled entities, see “—B. Business Overview—Subsidiaries.”

D.	Property and Equipment

We lease our headquarters located at Av. Nações Unidas No. 8,501, 19th floor, São Paulo, SP — Brazil. Currently, we lease approximately 3,500 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2017, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$22.3 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The financial statements for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in

Brazil, including the Guideline OCPC 04—Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities—regarding the revenue recognition, and the respective costs and expenses arising from real estate development operations over the construction progress (percentage of completion revenue recognition method). The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

Following the acquisition, formation and incorporation of the entities Alphaville, FIT and Bairro Novo in 2007 and following the merger of FIT into Tenda in 2008, our financial results for 2007 and 2008 included the results of the following segments: Gafisa S.A., Alphaville, Tenda, FIT (merged with Tenda in October 2008) and Bairro Novo. Further, following Gafisa’s withdrawal from Bairro Novo and the exchange of all the remaining Tenda shares not held by Gafisa into Gafisa shares, our financial results for 2013, 2012 and 2011 included the results of the following segments Gafisa S.A., Alphaville and Tenda. On December 9, 2013, we completed the sale of a majority interest in Alphaville to Private Equity AE Investimentos e Participações (“Fundo AE”), a company controlled by Pátria Investimentos Ltda. and Blackstone Real Estate Advisor L.P., which was previously announced on June 7, 2013. All conditions precedent to the completion of the transaction were met, including governmental approval. The transaction was concluded with a sale of 50% interest by Gafisa and 20% interest by Tenda, with Gafisa retaining the remaining 30% of Alphaville capital stock. As a result, since November 30, 2013, Alphaville results are no longer consolidated in our financial statements.

In October 2014, Shertis Empreendimentos e Participações S.A. or “Shertis”, which held a 20% interest in the capital stock of Alphaville, was merged into Gafisa. As a result and as of the date of this annual report, we hold a direct 30% interest in the capital stock of Alphaville.

On November 21, 2014, we acquired the remaining shares of Cipesa Empreendimentos Imobiliários S.A. in the amount of R$6.3 million. As a result of this transaction, the Company recorded a net effect of the write-off of goodwill, in the amount of R$17.6 million.

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into an SPA with Jaguar pursuant to which we agreed to sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share.

The spin-off of the Tenda business unit was consummated on May 4, 2017, following: (i) a reduction of the capital stock of Tenda (without the cancellation of shares), pursuant to which Gafisa, as sole shareholder at that time, received R$100 million (adjusted by the SELIC); (ii) a reduction of the capital stock of Gafisa, resulting in the distribution to Gafisa shareholders of shares corresponding to 50% of the capital stock of Tenda; (iii) the conclusion of the preemptive rights exercise pursuant to which Gafisa shareholders acquired up to 50% of the total share capital of Tenda, at the price per share set forth in the SPA with Jaguar and for a total amount of R$219.5 million, with no shares being acquired by Jaguar; and (iv) the satisfaction of other conditions precedent for the consummation of the spin-off. In addition, on May 4, 2017, the Tenda shares were listed on the B3 and began to publicly trade.

As a result of this transaction, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016, and 2015 consolidated statements of operations, and the Company recorded an impairment loss in the amount of R$610.1 million for the year ended December 31, 2016, related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, taking into account the price of R$8.13 per share described above. Additionally, for the period ended May 4, 2017, under Brazilian GAAP, the fair value of discontinued operations was adjusted in the amount of R$215.4 million, considering the weighted average price per share at R$12.12 and the amount of R$107.7 million related to the obligation to sell Tenda shares at a price equal to R$8.13 per share, which was reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

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

As of December 31, 2017, the Central Bank set the SELIC rate at 7.0% and the real depreciated 1.5% relative to the U.S. dollar in 2016. As of December 31, 2017, the real/U.S. dollar exchange rate was R$3.308 per US$1.00. During this period, inflation according to the IPCA was 2.9%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2017	2016	2015
	(%, unless otherwise stated)
Real growth in GDP	1.0	(3.6)	(3.8)
Inflation rate (INPC)(1)	2.1	6.6	11.3
Inflation rate (IGP—M)(2)	(0.5)	7.2	10.5
National Construction Cost Index (INCC)(3)	4.3	6.1	7.5
TJLP rate(4)	7.0	7.5	7.0
CDI rate(5)	9.9	14.0	13.2
Appreciation (devaluation) of the real vs. US$	(1.5)	16.5	(47.0)
Exchange rate (closing) — US$1.00	R$3.31	R$3.26	R$3.90
Exchange rate (average)(6) — US$1.00	R$3.20	R$3.45	R$3.39

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•	Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

•	Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

•	Provisional Measure No. 459 enacted on March 25, 2009, converted into Law No. 11,977 enacted on July 7, 2009, amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011 and Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014 and Law No. 13,097 enacted on January 19, 2015 created a public housing program called “Minha Casa, Minha Vida,” which calls for government investment of more than R$30 billion and is focused on building one million houses for families with monthly incomes of up to ten times the minimum wage. Under this program, the government is authorized to finance families purchasing houses with assessed values between R$90,000 and R$190,000;

•	Provisional Measure No. 514 enacted on December 1, 2010, converted into Law No. 12,424 enacted on June 16, 2011 confirmed the extension of “Minha Casa, Minha Vida” through 2014, and a total investment of R$72 billion, more than doubled the R$34 billion allocated to the initial program. The goal of the second phase of the “Minha Casa, Minha Vida” program is to deliver two million homes in four years encompassing an even lower income segment than previously targeted, but also expanded the current resources available to 40% of the total new amount to be destined to the lower-income segments;

•	Provisional Measure No. 620 enacted on June 12, 2013, converted into Law No. 12,686 enacted on October 15, 2013, which released resources for “Minha Casa Melhor”, in which CEF provides to each beneficiary of the program “Minha Casa Minha Vida” subsidized credit up to R$5,000 for the purchase of furniture and appliances, with interest rate of 5% per year and repayable in 48 months; and

•	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015 (“Law No. 13,097”), which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the LIG.

•	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

•	CMN Resolution No. 4,598/2017, which regulates the issuance of LIGs by financial institutions, establishing its general characteristics, procedures and applicable requirements, including with regards to underlying assets backing such securities, as well as other guidelines applicable to the LIG trustee and to LIG holders’ meetings.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Brazilian GAAP requires management to make judgments, estimates and adopts assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, as well as the disclosure of contingent liabilities, at the balance sheet date. Assets and liabilities subject to estimates and assumptions include the useful life of property plant and equipment, impairment of assets, deferred tax assets, provision for uncertainty tax positions, labor and civil risks, and the measurement of the estimated cost of ventures and financial instruments. Estimates are used for, among other things, impairment of non-financial assets, transactions with share-based payment, provisions for tax, labor and civil risks, fair value of financial instruments, estimated costs of ventures, realization of deferred income tax and other similar provisions. Although we believe that our judgments and estimates are based on reasonable assumptions, as they are subject to several risks and uncertainties and are made in light of information available to us, our actual results may differ from these judgments and estimates.

In this sense, we set forth below summarized information related to our critical accounting policies. See the note 2.2 to our consolidated financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We annually review the carrying amount of assets, with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss in the recoverable amount of such assets. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the statement of operations by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million. As of December 31, 2017, the Company recorded an impairment loss related to the goodwill on the remeasurement of the investment in AUSA in the amount of R$127.4 million.

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

The main assumptions used in the estimate of value in use for the AUSA investment are the following: Revenue – revenues were projected between 2018 and 2022 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. Additionally, the pre-tax discount rate used was 14.70% in nominal terms, the growth rate used for extrapolating cash flow projections was at 6.8%, and perpetuity was calculated by considering a growth of 4.1% per annum, equivalent to the long-term inflation estimate projected by the Brazilian Central Bank. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

Land is recorded at acquisition cost. See “Item 4. Information on the Company—B. Business Overview—Our Real Estate Activities—Land Acquisition”. Land can be acquired for cash, in installments, through barter for units that are completed or in construction of other ventures, or through barter for receivables from future sales of ventures. The cost of land related to bartered units comprises the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

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

Transactions with share-based payment

We measure the cost of transactions with employees to be settled with shares based on the fair value of equity instruments on the grant date. The estimate of the fair value of share-based payments requires the determination of the most adequate pricing model to granted equity instruments, which depends on the grant terms and conditions. It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, whereby the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (detached assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries elected the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax, social contribution on net profits, PIS and COFINS are calculated at 4% on monthly gross revenues.

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

(b)       For the sales of units under construction, the following applies:

•	The incurred cost, including the cost of land, and other directly related expenditure, that correspond to the units sold is fully recognized in the consolidated statement of operations;

•	Sales revenues are recognized in profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers”;

•	Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of accounts receivable, are recognized in profit or loss on a pro rata basis using the effective interest method;

•	The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction;

•	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Advertising and publicity expenses are recorded in the consolidated statement of profit or loss as incurred.

Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services, related to developments in the Gafisa segment where we retain an equity interest.

Barter transactions

Barter transactions have the objective of receiving land from third parties and are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined based on the fair value, as a component of inventory of properties for sale, with a corresponding entry to advances from customers’ liabilities. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as described in item (b) above.

Allowance for doubtful accounts and cancelled contracts

We annually review the assumptions used in establishing an allowance for doubtful accounts and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates.

We record an allowance for doubtful accounts and cancelled contracts for customers whose installments are past due and when there is evidence that the cancelation will occur, based on the annually reviewed assumptions. For Gafisa, we record an allowance for doubtful accounts for contracts for customers whose installments are over 180 days past due for completed units, even though all of our financing plans are guaranteed by a conditional sale of the unit, with the transfer of the full property rights of the unit to the customer upon the full payment of the outstanding installments~~.~~

Disposal group held for sale and profit or loss from discontinued operations

The Company classifies a disposal group as held for sale if its carrying value is recovered by the sale transaction. The asset or group of assets held for sale are available for immediate sale at current market conditions, subject only to applicable customary terms for the sale of such assets held for sale, resulting in a high sale probability.

For a sale to be highly probable, management must be committed to the sale of the asset, and must initiate an active search to identify a buyer and complete the sale. In addition, the asset held for sale shall also be effectively marketed for sale at a price that is reasonable in relation to its current fair value and, the sale must be completed within one year of the classification date, unless events beyond the control of the Company result in an extension of such period.

The asset held for sale is measured at the lower of its carrying value and the fair value less cost to sell. In case the carrying value is higher than the fair value, an impairment loss is recognized in statement of profit or loss for the year. Any reversal or gain will only be recorded within the limit of the recognized loss. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million. For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Tenda, considering the weighted average value per share for exercising preemptive rights traded over the period between March 17, 2017 and March 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Tenda at R$754.5 million (R$539.0 million in 2016).

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2017 (3)	2016 (3)	2015
Launches (in millions of reais)	554	921	2,085
Number of projects launched	5	10	42
Number of units launched(1)	1,601	1,901	10,089
Launched usable area (m2)(2)	82,940	148,065	428,257
Percentage of Gafisa investment	98%	90%	85%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The information as of and for the year ended December 31, 2017 and December 31,2016 does not include developments launched under the Tenda brand, the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016, and its spin-off was concluded in May 2017.

In 2017, we launched under the Gafisa brand 5 residential developments with a total potential sales value of R$553.9 million and 80% of these developments were in the state of São Paulo and 20%, 1 project, is located at Curitiba.

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

During 2017, under the Gafisa brand, approximately 10.3% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.

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

In 2017, Gafisa launches totaled R$553.9 million, a 39.8% decrease compared with 2016.

Contracted sales for the year totaled R$720.2 million, down 11.1% from 2016. Sales of units launched over the year accounted for 38.5%, while sales of inventories accounted for the remaining 61.5%.

In 2016, Gafisa launches totaled R$920.8 million, an 8% decrease compared with 2015.

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

In 2017, Gafisa delivered 9 ventures/stages and 2,880 units, accounting for R$861.3 million in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$1.5 billion at the end of 2017, compared to R$1.76 billion at the end of 2016 and R$2.0 billion at the end of 2015.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2017 (2)	2016(2)	2015
Type of development	(in millions of reais, unless otherwise stated)
Luxury middle-income buildings	358.7	812.1	889.2
Entry-level developments	343.9	27.1	1,034.1
Commercial	17.6	(28.7)	7.6
Total contracted sales (1)	720.2	810.5	1,930.9
Sale of units launched in the year	277.7	441.9	789.6
Percentage of total contracted sales	39%	55%	41%
Sale of units launched during prior years	442.5	368.5	1,141.3
Percentage of total contracted sales	61%	45%	59%

(1)	Amount net of sales cancellation.

(2)	The information as of and for the year ended December 31, 2017 and December 31, 2016 does not include developments launched under the Tenda brand, which was spun off on May 4, 2017 and the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2017	2016	2015
Contracted sales (1)	(in millions of reais, unless otherwise stated)
Gafisa	720.2	810.5	914.8
Tenda	N/A	1,141.9	1,016.1
Total contracted sales	720.2	1,952.4	1,930.9

(1)	Amount net of sales cancellation.

In 2017, we sold 50.0% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$720.2 million under the Gafisa brand, a decrease of approximately 11% compared to 2016.

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

Our sales contracts are irrevocable under Brazilian law, which means a customer does not have a unilateral ability to terminate a contract once it is executed, or require a refund of amounts previously unpaid unless we agree. To the extent that a customer is not in compliance with its obligations under a contract, we have the option to either force compliance through the Brazilian courts, or agree to “default” by the customer. Should we agree to such default, the customer is then charged penalties as defined in the contracts with any remaining amounts remitted to the customer. Penalties charged by Gafisa have been about 40% of amounts paid.

We provide a limited amount of post-construction client financing. Our default rate was 14.1%, 12.4% and 11.8% as of December 31, 2017, 2016 and 2015 respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2017	2016	2015
	(in millions of reais)
Gafisa	20.3	28.6	22.6
Tenda	—	3.0	2.1

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2017 (4)	2016(4)	2015
	(in millions of reais, unless otherwise stated)
Sales to be recognized	644.3	525.2	793.0
Net sales to be recognized(1)	620.8	506.0	764.0
Cost of units sold to be recognized(2)	(405.1)	(315.1)	(453.9)
Expected gross margin—yet to be recognized(3)	215.7	190.9	310.1
Expected margin percentage	34.8%	37.7%	40.6%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

(4) This amount relates to the Gafisa segment only, since Tenda was spun off on May 4, 2017 and its results of operations have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2017, 4.8% of our net operating revenues were derived from constructions services rendered.

Operating Costs

Our operating costs consist of real estate development costs and, to a lesser extent, costs of services rendered.

Real estate development costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items making up our costs, as a percentage of our total cost, were as set forth for the periods presented.

	For the year ended December 31,
	2017 (1)	2016 (1)	2015 (1)
Land	35.4%	39.06%	21.22%
Construction costs	46.56%	41.59%	59.70%
Financial costs	14.23%	15.24%	14.24%
Development costs	3.8%	4.12%	4.84%
Total	100.0%	100.0%	100.0%

(1)	Percentages retroactively adjusted to reflect the Gafisa segment only, given the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016 and 2015 consolidated statements of operations.

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 27.25% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 4.3%, 6.1% and 7.5% in 2017, 2016 and 2015, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

Financial Income and Expenses

Financial income includes income from financial investments. Interest revenues are recognized on effective interest method. Financial expenses generally consist of interest payable on loans, financings and debentures and are also recognized on effective interest method.

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

Net loss from discontinued operations

The net income (loss) from discontinued operations represents the results of operations of Tenda for the year ended December 31, 2016, and for the period ended May 4, 2017, as well as the results of operations for this entity for the comparative periods. This line item also contains the impairment (loss) reversal related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell.

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

As explained in Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016 and 2015 consolidated statements of operations.

As required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations and for comparability purposes, the table below sets forth the line items in our statements of profit or loss for the specified periods that have been adjusted to reflect Tenda as discontinued operations:

	For the Year ended December 31,
	2015
	Balances originally reported as of 12/31/2015	Impact of discontinued operations	Balances reclassified
Statement of profit or loss
Net operating revenue	2,294,319	(850,962)	1,443,357
Operating costs	(1,667,505)	605,584	(1,061,921)
Operating (expenses) income	(552,294)	216,684	(335,610)
Income from equity method investments	41,766	(1,751)	40,015
Financial income (expenses)	(38,127)	(12,295)	(50,422)
Income tax and social contribution	(7,180)	6,522	(658)
Non-controlling interests	(3,470)	—	(3,470)
Profit or loss of discontinued operations	—	36,218	36,218
Net income (loss) for the year	74,449	—	74,449

Results of Operations for the Years Ended December 31, 2017 and 2016

Net operating revenue

Net operating revenue for the year ended December 31, 2017, recognized by the percentage of completion revenue recognition method, was R$608.8 million, a decrease of 33.5% from R$915.7 million for the year ended December 31, 2016, mainly due to (i) the lower volume of launches, and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$657.7 million for the year ended December 31, 2017, a decrease of R$325.9 million or 33.1% compared with the same period in 2016 of R$983.7 million. The tax deductions from gross revenue reached R$48.9 million in 2017 from R$68.0 million in 2016, representing a decrease of 28.1%, which was mainly impacted by lower launch volumes.

In addition, due to the continuing challenging economic outlook for the real estate sector in Brazil during 2017, the Company continued to take a more conservative and selective approach with respect to the development and launch of products, focusing mainly on the sale of inventory.

During 2017, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 4.3%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched in 2016 and 2017 and expected to be delivered in 2018. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2017 totaled R$818.8 million, a 20.4% decrease compared to R$1,029.2 million in 2016, as a result of (i) lower launch volumes and sales in 2017, and (ii) impairment adjustments in our landbank and inventory in the amount of R$147.3 million.

Gross profit

Gross loss in 2017 totaled R$209.9 million, representing an increase from gross loss of R$113.5 million in 2016. This increase was mainly due to (i) lower volume of launches, (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units, (iii) an increase in dissolutions (cancellations of sales), and (iv) the effects of the impairment adjustments in our landbank and inventory in the amount of R$147.3 million.

In 2017, the gross margin generated from our activities decreased to negative 34.5% as compared to negative 12.4% in 2016. This decrease was due to the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Selling expenses

Selling expenses in 2017 totaled R$87.6 million, representing a decrease of 7.8% as compared to R$94.9 million in 2016, mainly due to the lower volume of launches and sales in 2017. Selling expenses in 2017 represented 14.4% of our net operating revenue compared to 10.4% in 2016.

General and administrative expenses

General and administrative expenses were R$92.7 million in 2017, a 13.0% decrease from the R$106.6 million recorded in 2016. This decrease was mainly due to (i) a decrease in the profit sharing provision recorded in 2017 totaling R$5.4 million; and (ii) a R$4.0 million decrease in our payroll and charges expenses as a result of our corporate restructuring at the end of 2016.

Depreciation and amortization

Depreciation and amortization in 2017 was R$55.7 million, an increase of R$23.6 million when compared to the R$33.9 million recorded in 2016. This variation was mainly due to the recognition of provision for losses totaling R$25.5 million relating to the goodwill on the AUSA acquisition.

Financial income and expenses, net

Net financial expenses totaled R$107.3 million in 2017, compared to net financial expenses of R$25.7 million in 2016. The increase in financial expenses was mainly due to (i) a decrease in income from short-term investments during the period; (ii) an increase in expenses linked to the renegotiation of certain of our existing indebtedness during the period, and (iii) the incurrence of new indebtedness during the period, including through the issuance of debentures.

Taxes on income

Income, social contribution and deferred taxes for 2017 amounted to income R$23.1 million, compared to an expense of R$100.1 million in 2016. This difference was mainly due to a tax credit of R$24.3 million from the impairment of goodwill that resulted from the remeasurement of our remaining 30% interest in AUSA since 2013.

Net income (loss) from discontinued operations

Our net income (loss) from discontinued operations was a net profit of R$98.2 million in 2017, compared to a net loss of R$559.7 million in 2016. The amount recorded in 2017 was comprised of a gain of R$107.7 million related to the re-evaluation of the fair value of Tenda’s discontinued operations, net of liabilities, mainly due to the weighted average price per share relating to the exercise by Gafisa shareholders of their preemptive rights in connection with the Tenda spin-off. This gain was partially offset by the transaction costs relating to the Tenda spin-off totaling R$9.5 million.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased from a net loss of R$1.9 million in 2016 to a net loss of R$0.3 million in 2017, due to the overall positive financial results of our subsidiaries for the year ended December 31, 2017.

Net income (loss) attributable to owners of Gafisa

Net income (loss) attributable to owners of Gafisa was a net loss of R$849.9 million in 2017, compared to a net loss of R$1,163.6 million in 2016. This variation was mainly due to (i) the effects generated by the impairment adjustment of R$127.4 million related to AUSA’s goodwill, (ii) impairment adjustments in our landbank and inventory in the amount of R$147.3 million, (iii) a AUSA proportional equity pickup losses in the amount of R$189.9 million, and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Results of Operations for the Years Ended December 31, 2016 and 2015

Net operating revenue

Net operating revenue for the year ended December 31, 2016, recognized by the percentage of completion revenue recognition method, was R$915.7 million, a decrease of 36.6% from R$1,443.4 million for the year ended December 31, 2015, due to (i) the lower volume of Gafisa launches, (ii) a decrease in the sales speed for our inventory, (iii) an increase in dissolutions (cancellations of sales), and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

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

Gross profit

Gross loss in 2016 totaled R$113.5 million, representing a decrease from gross profit of R$381.4 million in 2015. This decrease was mainly due to the effects of the deterioration of macroeconomic conditions in Brazil during 2016, resulting in a lower volume of launches in the Gafisa segment, and also non-recurring effects related to impairment adjustments in our inventory and landbank in the amount of R$159.9 million.

In 2016, the gross margin generated from our activities was negative 12.4% as compared to positive 26.4% in 2015. This decrease was due to (i) an increase in dissolutions (cancellations of sales), and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

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

Taxes on income

Income, social contribution and deferred taxes for 2016 amounted to R$100.1 million, compared to R$0.7 million in 2015. This increase in the expense was mainly due to a reversal of a portion of previously recognized deferred tax assets in the amount of R$90.3 million, as a result of the loss for the year, mainly related to (i) the impact of the discontinued operations of Tenda on our net income for the period, and (ii) the impairment loss we recorded in the amount of R$610.1 million related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell, in connection with the sale of Tenda shares representing up to 30% of Tenda’s total capital stock pursuant to the SPA we entered into with Jaguar on December 14, 2016.

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

Business Segments

See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.”

Following the consummation of the Tenda spin-off on May 4, 2017 and the completion of the discontinuation of Tenda’s operations (see note 8.2 of the consolidated financial statements), the Company operates one business segment. Accordingly, our chief executive officer, who is responsible for monitoring our business progress, uses data derived from our consolidated financial statements to make decisions. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable business segment to be disclosed in the years ended December 31, 2017, 2016 and 2015.

For comparative purposes, we provide below a measure of historical results, selected segment assets and other related information for each reporting segment as of December 31, 2016 and December 31, 2015. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue.

	For the Year Ended December 31, 2016
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	915.7	1,052.7	1,968.4
Operating costs	(1,029.2)	(729.7)	1,758.9
Gross profit	(113.5)	323.0	209.5
Gross margin	(12.4)%	30.7%	10.6%
Net loss from continuing operations	(602.0)	—	(602.0)
Net income (loss) from discontinued operations	(610.1)	50.4	(559.7)

	For the Year Ended December 31, 2015
	Gafisa	Tenda	Total
	(millions of reais except for percentages)
Net operating revenue	1,443.3	851.0	2,294.3
Operating costs	(1,061.9)	(605.6)	(1.667,5)
Gross profit	381.4	245.4	626.8
Gross margin	26.4%	28.8%	27.3%
Net income from continuing operations	34.8	—	34.8
Net income from discontinued operations	—	36.2	36.2

Gafisa Segment

Years Ended December 31, 2016 and 2015

Net operating revenue

On a consolidated basis, net operating revenue for the year ended December 31, 2016, recognized by the percentage of completion revenue recognition method, was R$915.7 million, a decrease of 36.6% from R$1,443.4 million for the year ended December 31, 2015, as a result of (i) the lower volume of Gafisa launches, (ii) a decrease in the sales speed for our inventory, (iii) an increase in dissolutions (cancellations of sales), and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Operating costs

Operating costs in 2016 totaled R$1,029.2 million, a 3.1% decrease compared to R$1,061.9 million in 2015, as a result of a decrease in sales in the Gafisa segment, due to a lower level of launches in 2016.

Gross profit

Gross loss in 2016 totaled R$113.5 million, representing a decrease from gross profit of R$381.4 million in 2015. This decrease was mainly due to the effects of the deterioration of macroeconomic conditions in Brazil during 2016, resulting in a lower volume of launches in the Gafisa segment, and non-recurring effects related to impairment adjustments in our inventory and landbank in the amount of R$159.9 million.

In 2016, the gross margin generated from our activities was negative 12.4% as compared to positive 26.4% in 2015. This decrease was due to (i) an increase in dissolutions (sales cancellations), and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

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

In 2017, we carried out the following receivables sales with recourse:

On March 28, 2017, Gafisa and its subsidiaries entered into a CCI transaction related to a portfolio comprising selected residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$30.2 million in exchange for cash at the transfer date, discounted to present value, for R$23.0 million.

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

During 2017, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 9% to 12%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2017 (1)	2016 (1)	2015
	(in millions of reais)
Real estate development receivables:
Current	484.8	722.6	1,395.3
Long-term	199.3	271.3	407.1
Total	684.1	993.9	1,802.4
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	644.3	525.2	793.0
Total	644.3	525.2	793.0
Total receivables from clients	1,328.4	1,519.1	2,595.4

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016, and since the Tenda business spin-off was completed on May 4, 2017.

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2017
Maturity	(in millions reais)
Overdue	155.9
2018	328.9
2019	441.2
2020	370.6
2021	12.7
2022 onwards	19.1
Total	1,328.4

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2018, our clients’ default level was 13.4% of our accounts receivable for Gafisa. We annually review the assumptions used in establishing an allowance for doubtful accounts and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for doubtful accounts and cancelled contracts for customers whose installments are over 180 days past due for completed units. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for doubtful accounts and cancelled contracts totaled R$33.0 million as of December 31, 2017 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2017, net cash generated from operating activities totaled R$206.9 million, compared to R$269.7 million in 2016. This decrease is mainly composed of (i) an increase of R$13.1 million in obligations for purchase of land and advances from customers; (ii) a R$260.1 million decrease in receivables from clients and a R$258.5 million decrease in inventory; (iii) a R$27.5 million decrease in related party transactions; (iv) expenses in the net amount of R$682.2 million which did not affect our cash and cash equivalents, of which R$263.6 million relates to impairment adjustments of AUSA goodwill and impairment adjustments in our landbank and inventory, R$204.8 million of which relates mainly to AUSA equity losses during the period, and R$107.8 million of which relates to provisions for contingencies; and (v) other less relevant increases and decreases in other operational categories. This decrease was partially offset by the R$52.0 million in cash generated by Tenda for the period ended May 4, 2017.

In 2016, net cash generated from operating activities totaled R$269.7 million, compared to R$104.5 million in 2015. This increase is mainly related to cash generated from Tenda as a disposal group held for sale in the amount of R$137.1 million in 2016 compared to cash used in the amount of R$85.5 million in 2015. Under the Gafisa segment there was a lower volume of Gafisa launches as a result of the challenging macroeconomic conditions in Brazil. In addition to the cash generated from Tenda in the amount of R$137.5 million, the R$269.7 million was primarily composed of: (1) a decrease of R$73.6 million in obligations for purchase of land and advances from customers; (2) a decrease of R$288.9 million in receivables from clients; (3) an increase of R$100.2 million in related party transactions; (4) an increase of R$75.2 million in expenses which did not affect our cash and cash equivalents; and (5) other less significant increases and decreases in other operating categories.

Investing activities

Net cash generated in investing activities, including the acquisition of assets, equipment and new investments was R$445.4 million in 2017, compared to R$162.5 million in 2016. Our cash generated in 2017 was mainly related to (i) cash generated from the exercise by Gafisa shareholders of their preemptive rights to acquire up to 50% of the share capital of Tenda as part of the Tenda spin-off in the amount of R$219.5 million; (ii) cash generated from the reduction of Tenda’s share capital in the amount of R$105.2 million; and (iii) R$104.7 million related to the redemption of investments in marketable securities and restricted securities and the repayment of loans. Under the Tenda segment, disclosed as a disposal group held for sale, cash generated in investing activities increased to R$48.7 million, compared to R$5.0 million in 2015 mainly related to the redemption of investments in marketable securities and restricted securities and the repayment of loans in the amount of R$57.6 million.

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

Financing activities

Net cash used in financing activities in 2017 totaled R$528.6 million, compared to the net cash used in financing activities in 2016 of R$456.8 million. The cash used in 2017 was mainly attributable to amortization of loans and financing, net of the increase of new contracts, totaling R$365.4 million, in line with our conservative approach to allocation of capital. Net cash generated from financing activities related to the disposal group held for sale in 2017 totaled R$24.1 million compared to net cash used in the amount of R$135.6 million in 2016.

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

Pledged mortgage receivables and short-term investments

As of December 31, 2017, substantially all of our mortgage receivables totaling R$317.7 million are pledged. In addition, R$10.8 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2017, we invested R$20.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands and software acquisitions, which amounted to R$7.3 million and R$6.4 million, respectively.

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

As of December 31, 2017, we had outstanding debt in the total amount of R$1,104.9 million, a decrease of 32.6% as compared to December 31, 2016. As of December 31, 2017, our indebtedness principally consisted of: (1) debentures totaling R$207.7 million, (2) working capital loans totaling R$164.1 million and (3) other loans (mainly SFH) totaling R$733.1 million.

As of December 31, 2016, we had outstanding debt in the total amount of R$1,639 million, a decrease of 24% as compared to December 31, 2015. As of December 31, 2016, our indebtedness principally consisted of: (1) debentures totaling R$451 million, (2) working capital loans totaling R$164 million and (3) other loans (mainly SFH) totaling R$1,022 million. In addition, we had outstanding payables to venture partners totaling R$1 million.

	Maturity as of December 31, 2017
	Total (1)	2018	2019	2020	2021 and thereafter
	(in millions of reais)
Debentures (Working Capital)	207.7	88.2	51.5	68.0	—
Other Working Capital	164.0	109.2	27.1	18.4	9.4
Housing Finance System (SFH)	733.1	371.8	260.1	90.4	2.8

Total	1,104.9	569.2	338.7	184.8	12.2

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016.

On September 29, 2014 the Company entered into a loan agreement of R$194 million maturing in October 2018. This agreement was guaranteed by a pledge of to be performed units of selected ventures and real estate receivables.

On September 28, 2016, we issued a CCB in a total amount of R$65.0 million due in 2019. The CCB is guaranteed by a specific portion of our landbank and real estate receivables.

On March 28, 2017 we issued a CCB in a total amount of R$47 million due in 2021. The CCB is guaranteed by real estate receivables.

On April 27, 2017 we issued a CCB in the amount of R$12 million due in 2019. The CCB is guaranteed by a specific portion of our landbank.

On November 30, 2017 we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

The actual ratios and minimum and maximum amounts stipulated by restrictive covenants related to these CCBs at December 31, 2017 are as follows:

At December 31, 2017
Loans and Financing
Net debt (1) cannot exceed 100% of equity plus noncontrolling interests	126.08%
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over venture debt (3)	3.62 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus noncontrolling interests	29.54%
Total receivable (2) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.93 times

(1)	Net debt refers to total debt less cash and cash equivalents.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

Debenture program

In July 2014, the CVM approved the private placement of our ninth issuance which consisted of non-convertible debentures in a single series maturing in July 2018, for an aggregate of R$130 million. The debentures provide for the payment of semiannual interest corresponding to the CDI rate plus 1.90%. The issuance is guaranteed by real estate receivables and a pledge of units of selected real estate ventures. Proceeds from the issuance will be used solely to finance such selected real estate ventures. The debentures holders assigned their fiduciary rights in the real estate receivables in favor of a real estate securitization SPE, which issued CRIs backed by such real estate receivables. In September 2017, the rate was renegotiated to the CDI rate plus 2.80% due to exchanged guarantees.

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

In November 2017, we issued two series of non-convertible debentures totaling R$120 million on a private placement basis. The first series of debentures totaling R$90 million is secured by (i) first-priority mortgages over select real estate ventures of the Company and (ii) fiduciary assignments of real estate receivables generated by such select real estate ventures. In November 2017, the debenture holders assigned their fiduciary rights in the real estate receivables to a real estate securitization special purpose entity, which issued CRIs backed by such real estate receivables. The second series of debentures totaling R$30 million, and guaranteed by a fiduciary guarantee, has not been placed with investors as of the date of this annual report. The proceeds of the debentures will be used to fund the development of the aforementioned real estate ventures only.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2017 are as follows:

At December 31, 2017
Ninth placement
Total accounts receivable (2) plus total inventory required to be below zero or greater than 2.0 times over net debt (4)	2.77 times
Net debt cannot exceed 100% of equity plus non-controlling interests	126.08%

Tenth placement
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over net debt (4) less venture debt (3)	11.83 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	29.54%

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(4)	Net debt refers to total debt less cash and cash equivalents

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

As of December 31, 2017, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for non-compliance with a certain restrictive covenant in one of the Company’s CCB’s and one of its debentures. This non-compliance occurred mainly as a result of an impairment adjustment of R$127.4 million related to AUSA’s goodwill which, together with a loss applying the equity of R$186.9 million, resulted in an impact of R$314 million on our statement of profit and loss and shareholders’ equity. In addition, we recorded an impairment adjustment of R$147.3 million in our inventory units, when similar units were being sold below their book value due to the effects of the challenging macroeconomic conditions in the real estate sector and in Brazil as a whole. Both debt agreements were classified as short term debt in the Company’s financial statements. As of the date of this annual report, we are in the process of obtaining the necessary waivers from the relevant creditors for this covenant non-compliance and we have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2017, the interest rates on these loans generally varied between 8.30% and 14.19% per annum, plus TR, and the loans generally mature through March 2018 and April 2021. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2017, we had 25 loan agreements in effect, with a balance of R$733 million. At the same date we also had R$75 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

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

On March 28, 2017, a selected portfolio of sales receivables from Gafisa and its subsidiaries was transferred to investors. The assigned portfolio amounts to R$30.2 million in exchange for cash at the transfer date, discounted to present value, for R$23.0 million.

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

Working Capital

We believe that our current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months. Additionally, as a result of the Tenda spin-off which was consummated on May 4, 2017, we received cash totaling R$219.5 million in connection with the exercise by the Gafisa shareholders of their preemptive rights to acquire up to 50% of the share capital of Tenda, as well as cash totaling R$105.2 million in connection with the Tenda share capital reduction, both of which have contributed to solidifying the liquidity and capital structure of the Company. As a result of the gradual recovery of the Brazilian economy and as part of the Company’s strategy to reinforce its liquidity, strengthen its capital structure and solidify the Company’s strategic and operational positioning for a new cycle of the real estate market, we issued and sold 16,717,752 new common shares of the Company for a total amount of R$250.8 million, all in registered, book-entry form, and with no par value, at a price per share equal to R$15.00, of which R$0.01 per share was allocated to capital, and R$14.99 per share was allocated to capital reserves.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$849.9 million, a net loss of R$1,163.6 million and a net income of R$74.4 million in 2017, 2016 and 2015, respectively. Under U.S. GAAP, our net losses were R$732.1 million, R$985.2 million and R$10.1 million in 2017, 2016 and 2015, respectively.

Our equity, in accordance with Brazilian GAAP, was R$759.4 million, R$1,930.5 million and R$3,097.2 million, as of December 31, 2017, 2016 and 2015, respectively. Under U.S. GAAP, we recorded total equity of R$661.1 million, R$1,710.6 million and R$2,704.9 million as of December 31, 2017, 2016 and 2015, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

•	revenue recognition; and

•	effects of deferred taxes on the difference above.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and equity see Note 33 to our consolidated financial statements included elsewhere in this annual report and “Item 3.A. Key Information—Selected Financial Data.”

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2017

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2017.

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

For the specific case of the real estate development sector, maintaining the POC revenue recognition method or the adoption of the method of keys, for example, will result in the contractual analyses made by Management.

In September 2017, the CPC consulted with the IASB – IFRS IC on the application of the percentage of completion revenue recognition method to certain types of commercial contracts entered into in Brazil.

In a letter (CVM/SNC/SEP/No. 01/2018) dated January 10, 2018, the CVM instructed real estate development entities to continue applying Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02. As of the date of this annual report, Guideline OCPC 04 is not yet final and is subject to further amendments.

For a discussion on the impact on our financial statements of changing the revenue recognition method for U.S. GAAP purposes from the percentage of completion revenue recognition method to the method of revenue recognition at the time each unit is delivered, please see note 33(c)(ii) to our consolidated financial statements included elsewhere in this annual report.

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

The following standard amendments and interpretations will not have a significant impact on the consolidated financial statements of the Company:

•	Annual improvements to the IFRS standards 2014-2016 cycle – Amendments to IFRS 1 and IAS 28.

•	Amendments to CPC 10 (IFRS 2) Share-based Payment in relation to the classification and measurement of certain share-based payment transactions

•	Transfers of Investment Property (amendments to CPC 28/IAS 40)

•	Amendment to CPC 36 Consolidated Financial Statements (IFRS 10) and CPC 18 Investments in Associates and Joint Ventures (IAS 28) in relation to sales or contributions of assets between an investor and its associate or joint venture.

•	ICPC 21 / IFRIC 22 Foreign Currency Transaction and Advance Consideration

•	IFRIC 23 Uncertainty over Income Tax Treatments.

There is no other standard, amendment or issued interpretation that is not yet adopted that could, in the opinion of our management, have a significant impact on our financial statements upon adoption.

Recently Adopted and Issued U.S. GAAP Accounting Standards

Please refer to Note 33(c) to our consolidated financial information for a description of recently adopted U.S. GAAP accounting standards and recently issued U.S. GAAP accounting standards.

C.	Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2017, 2016 and 2015, we had 2, 5 and 6 employees engaged in research and development activities, respectively. Our research and development expenditures in 2017, 2016 and 2015 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2015, 2016 and 2017, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units.

In the second half of 2011, our management team conducted a detailed analysis of our operations and profitability by project, region and brand and has developed certain strategies to address the market trends that we have identified. As part of this revised strategy, we planned to continue to simplify and streamline our organizational and operational structure to reinforce the fundamental strengths of each of our brands, determining the specific geographic markets where each of our brands had the strongest prospects for performance and where we would enjoy supply chain efficiencies, and focused our efforts for each brand in its respective geographic markets. We also implemented a new management structure that, among other things, assigned each brand manager direct responsibility for the operating performance of each brand.

In 2013 Gafisa completed its strategic repositioning, which commenced in early 2012. Our goal was to reduce the level of debt, restrict the Company’s exposure to unprofitable businesses and markets and improve in margins and cash generation. One of the several initiatives we adopted to achieve this goal was the sale of a 70% interest in Alphaville, which contributed to a decrease in our leverage.

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

In December 2016, following the conclusion of our analysis of certain strategic options, our management decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into an SPA with Jaguar Real Estate Partners LP (“Jaguar”) pursuant to which we offered to sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share.

During 2017, we did not issue a launch guidance for the Tenda segment or the Gafisa segment as a result of the continuing weakening economic conditions and political instability in Brazil. Accordingly, we adopted a conservative approach to launches, focusing on the sale of inventory.

The spin-off of the Tenda business unit was consummated on May 4, 2017, following: (i) a reduction of the capital stock of Tenda (without the cancellation of shares), pursuant to which Gafisa, as sole shareholder at that time, received R$100 million (adjusted by the SELIC); (ii) a reduction of the capital stock of Gafisa, resulting in the distribution to Gafisa shareholders of shares corresponding to 50% of the capital stock of Tenda; (iii) the conclusion of the preemptive rights exercise pursuant to which Gafisa shareholders acquired up to 50% of the total share capital of Tenda, at the price per share set forth in the SPA with Jaguar and for a total amount of R$219.5 million, with no shares being acquired by Jaguar; and (iv) the satisfaction of other conditions precedent for the consummation of the spin-off. In addition, on May 4, 2017, the Tenda shares were listed on the B3 and began to publicly trade.

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

The table below presents the maturity of our significant contractual obligations as of December 31, 2017. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	897.2	481.1	416.1	—	—
Debentures	207.7	88.2	119.5	—	—
Interest (1)	174.7	114.0	60.7	—	—
Real estate development obligations (2)	654.9	373.6	280.9	0.4	—
Obligations for land purchase	245.1	92.7	108.6	43.8	—
Credit assignments	84.4	31.0	34.1	11.0	8.2
Obligations from operating leases	29.8	3.9	9.1	10.0	6.8
Other accounts payable	111.5	104.4	7.1	—	—
Total	2,405.3	1,288.9	1,036.1	65.2	15.0

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2017. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2017, the amount of “real estate development obligations” related to units launched but not sold was R$239.1 million.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$116.3 million and R$82.1 million in current and non-current liabilities, respectively, as of December 31, 2017.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)
Odair Garcia Senra(2)(3)	71	Chairman	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Guilherme Affonso Ferreira(2)(3)	66	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Maurício Marcellini Pereira(2)(3)	44	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Cláudio José Carvalho de Andrade(2)(3)	46	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
José Écio Pereira da Costa Junior(2)(3)	66	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Rodolpho Amboss(2)(3)	54	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018
Francisco Vidal Luna (2)(3)	71	Director	April 25, 2016	Annual Shareholders’ General Meeting in 2018

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to NYSE rules.

(3)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Odair Garcia Senra. Mr. Garcia Senra is currently the chairman of our board of directors. He started as an intern at former Gomes de Almeida Fernandes and occupied positions in the Company as construction engineer, general manager of construction, construction officer, and institutional relations officer. Currently he also holds the following positions: member of the board of directors of Alphaville Urbanismo S.A., which operates in the construction and incorporation of urban land subdivisions, with the Company holding 30% of Alphaville Urbanismo S.A.; Officer of SECOVI SP – Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais de São Paulo, union for the companies involved in buying, selling and administrating Real Estate in São Paulo; Vice President of SINDUSCON SP – Sindicato da Indústria da Construção Civil do Estado de São Paulo, union for the construction companies in São Paulo; member of the board of directors of Instituto Mauá de Tecnologia, appointed as a representative of SINDUSCON SP; member of the Consulting Counsel of FIABCI/Brasil – Federação Internacional das Profissões Imobiliárias; and Officer of BRIO Investimentos Imobiliários S.A., a Real Estate asset management.

In the past 5 years, he has held, among others, the following positions: Operational Officer of Construtora Tenda S.A., member of the board of directors of São Carlos Empreendimentos e Participações S.A., a company specialized in asset management of commercial Real Estate, and representative of Sinduscon-SP at Câmara de Legislação Urbanística do Município de São Paulo (CTLU). He holds a bachelor’s degree in civil engineering from the Civil Engineering School of Mauá.

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

José Écio Pereira da Costa Júnior. Mr. Pereira da Costa is a member of our board of directors and a partner at JEPereira Consultoria em Gestão de Negócios S/S Ltda., a consulting company. He also holds the following positions: member of the board of directors of Princecampos Participações S.A., a public transportation company; alternate member of the board of directors and member of audit committee of Fibria S.A. and Votorantim Cimentos S.A.; member of the audit committee of Votorantim Metais S.A. and Citrosuco S.A.; and member of the consulting committee of CVI Refrigerantes S.A., a beverage company.

He has also been an auditing partner of Deloitte Touche Tohmatsu Auditores Independentes S/C Ltda., and in the past 5 years he has also been a member of the board of directors of Tenda and BRMALLS S.A., a shopping mall management company. He holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and a bachelor’s degree in accounting from Faculdade São Judas Tadeu.

Rodolpho Amboss. Mr. Amboss is a member of our board of directors. He also holds the following positions: member of the board of directors of Tenda; founding partner and managing director of Silverpeak Real Estate Partners LP, Real Estate asset management and fund.

In the past 5 years he has been a member of the board of directors of BR Properties, a construction company specializing in industrial sheds and large commercial buildings and a member of the Supervisory Board of Robyg S.A., a company listed on the Warsaw Stock Exchange. He holds a degree in civil engineering from Rio de Janeiro Federal University and an MBA from the Booth School of Business of the University of Chicago.

Francisco Vidal Luna. Mr. Luna is a member of our board of directors. He currently is on the board of directors of several Municipal owned or related companies and foundations, such as Sabesp, Desenvolve São Paulo, Museu da Língua Portuguesa, Museu do Futebol, FIESP – Federação das Indústrias do Estado de São Paulo, Associação Comercial de São Paulo, Fundação Faculdade de Medicina – FFM, FIPE – Fundação Instituto de Pesquisas Econômicas and Fundação Padre Anchieta – TV Cultura, member of the Economy, Social and Political Council of Associação Comercial de São Paulo and member of the Consultive Council of Fundação Osesp.

In the past 5 years, he has also held, among others, the following positions: chairman of the board of directors of several Municipal owned or related companies and foundations, such as: SP Urbanismo, SP Obras, SP Tur, SP Trans, CET, Prodam and Cia Metropolitana de Habitação de São Paulo; member and chairman of the Museu Afro Brasil; member and chairman of the board of directors of Museu do Futebol, chairman of the board of directors of the Museu da Língua Portuguesa and member of the Curator Council of Fundação Padre Anchieta – TV Cultura; member of the board of directors of Tenda, member of the board of officers of Banco Tokyo-Mitsubishi UFJ do Brasil and a member of management of other banks, such as Banco InterAmerican Express (former Banco SRL),

Banco Nossa Caixa Desenvolvimento and Banco Nacional de Desenvolvimento Econômico – BNDES. Mr. Luna has an economics degree and post-graduate degree from the University of São Paulo.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
Sandro Rogério da Silva Gamba	42	Chief Executive Officer	April 28, 2017	April 27, 2020
Carlos Eduardo Moraes Calheiros	35	Chief Financial Officer and Investor Relations Officer	August 18, 2017	April 27, 2020
Rodrigo Lucas Tarabori	42	Operational Executive Officer	April 28, 2017	April 27, 2020
Guilherme Stefani Carlini	43	Operational Executive Officer	April 28, 2017	April 27, 2020
Gerson Cohen	49	Operational Executive Officer	August 18, 2017	April 27, 2020
Luciano do Amaral	40	Operational Executive Officer	August 18, 2017	April 27, 2020

The business address of each of our executive officers is Av. Nações Unidas No. 8,501, 19th floor, 05425-070 – São Paulo, SP – Brazil.

The following is a summary of the business experience and principal outside business interests of the current members of our board of executive officers.

Sandro Rogério da Silva Gamba. Mr. Gamba is currently our chief executive officer and his current term commenced in April 28, 2017, with a term of office through April 27, 2020. With over 15 years at Gafisa, having worked as head of business development for Gafisa and Tenda in the São Paulo region, he has significant institutional knowledge and oversaw the growth of our business in São Paulo, our largest region. Previously, he served us in a number of senior roles in the São Paulo region, including head of business development for Gafisa and director and manager of land prospecting. Mr. Gamba holds a degree in civil engineering from Mackenzie University, advanced degrees in engineering and real estate management from the University of São Paulo and Fundação Armando Alvares Penteado, and an executive master’s in business administration from IBMEC.

Carlos Eduardo Moraes Calheiros. Mr. Calheiros is currently our chief financial and investor relations officer. He joined the Company in 2017, and is responsible for Treasury, Structured Operations, Transfer, Financial Planning, Economic Studies, Legal and Real Estate/Corporate and Investor Relations. Previously, Mr. Calheiros held senior positions at Credit Suisse, Goldman Sachs, HSBC and most recently, as Head of the Corporate Sales Desk & Structuring of Banco Votorantim. Mr. Calheiros holds a law degree from Pontifical Catholic University of São Paulo.

Rodrigo Lucas Tarabori. Mr. Tarabori is currently our chief operating officer. He joined the Company in 2000 as a construction engineer, having since occupied the positions of Construction, Sales and Prospecting Coordinator, Sales Management and CRM, Business and Sales and Marketing Director, until he assumed the current position. Mr. Tarabori holds a degree in civil engineering and an MBA in Real Estate Management from Fundação Armando Álvares Penteado - FAAP.

Guilherme Stefani Carlini. Mr. Carlini is currently our chief operating officer. He joined the Company in 2009 as Prospecting Manager, having since occupied the positions of Prospecting Director and Business Director until he assumed the current position. Mr. Carlini is a Civil Engineer and holds an MBA in Business Management from the University of São Francisco / Mackenzie (2007) and credentials in Management of Enterprises in Civil Construction from Universidade de São Paulo –USP.

Gerson Cohen. Mr. Cohen is currently our chief operating officer. He joined the Company in 2014 and in the last 5 years, he acted as (i) Controlling Director of the Company and (ii) Controlling Officer of Rossi Residencial, a publicly-held company whose main activity is the construction and incorporation of real estate projects. Mr. Cohen is an Accountant and Business Administrator and holds an MBA in Controllership from University of São Paulo – USP and a Master’s degree in Business Controllership from Mackenzie Presbyterian University.

Luciano do Amaral. Mr. Amaral joined Gafisa in 2001 as a construction trainee and in the last 5 years he served as (i) Operations Director and (ii) Director of Supply and Technical Assistance and Operations of new markets of the Company. Mr. Amaral is a Civil Engineer and holds an MBA in Purchasing Management from INBRASC with specialization in Real Estate projects from Mackenzie Presbyterian University and completed the University Extension program in Business Management and Civil Construction Projects at the University of São Paulo.

Our Relationship with our Executive Officers and Directors

As of December 31, 2017, our board of officers in the aggregate held 0.064% of our share capital and our board of directors in the aggregate held a 0.397% direct or indirect interest in our share capital. As of December 31, 2017, there were no contracts of any type or any other material agreements entered into by us with the members of our board of directors and our board of officers. As of December 31, 2017, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

B.	Compensation

For each of 2017, 2016 and 2015

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2017, 2016 and 2015, the aggregate compensation we paid to the members of the board of directors was R$2.0 million, R$2.3 million and R$2.0 million, respectively, considering Gafisa only for the year ended December 31, 2017 and Gafisa and Tenda for the years ended December 31, 2016 and 2015.

For each of 2017, 2016 and 2015, the aggregate compensation we paid to the members of the fiscal council was R$243 thousand, R$296 thousand and R$255 thousand, respectively, considering Gafisa only for the year ended December 31, 2017 and Gafisa and Tenda for the years ended December 31, 2016 and 2015.

For each of 2017, 2016 and 2015, the aggregate compensation we paid to the executive officers was R$7.7 million (net of bonuses for Gafisa executive officers) R$14.2 million (net of bonuses for Gafisa and Tenda executive officers) and R$9.6 million (net of bonuses for Gafisa executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa only for the year ended December 31, 2017 and Gafisa and Tenda for the years ended December 31, 2016 and 2015.

Approximately 40% of the total compensation paid to Gafisa officers is variable. The amounts related to short-term bonuses paid for our officers were, for each of 2016 and 2015, R$7.6 million and R$3.2 million, respectively, considering Gafisa and Tenda for the years ended December 31, 2016 and 2015. For the year ended December 31, 2017, there was no payment related to short term bonuses (Gafisa only).

For each of 2017, 2016 and 2015, the individual compensation we paid to members of our board of directors (fixed compensation in 2015, fixed compensation in 2016 and fixed compensation in 2017), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2017	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.17
Annual highest individual compensation (in R$)	365,141	81,000	2,428,107
Annual lowest individual compensation (in R$)(2)	234,058	81,000	2,428,107
Annual average individual compensation (in R$)	290,236	81,000	1,485,097

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	365,141	79,200	3,200,555
Annual lowest individual compensation (in R$)(2)	195,048	79,200	1,081,222
Annual average individual compensation (in R$)	282,713	78,687	2,109,275

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	304,284	66,000	3,393,078
Annual lowest individual compensation (in R$)(2)	195,048	66,000	980,516
Annual average individual compensation (in R$)	241,863	66,000	2,128,272

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda (discontinued operations)

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	9.08	3.00	10.25
Annual highest individual compensation (in R$)	126,670	38,400	2,497,824
Annual lowest individual compensation (in R$)(2)	126,670	10,560	568,253
Annual average individual compensation (in R$)	128,845	19,840	1,227,182

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2015	Board of Directors	Fiscal Council	Executive Officers
Number of members (1)	10.00	3.00	10.33
Annual highest individual compensation (in R$)	126,254	38,400	1,969,515
Annual lowest individual compensation (in R$)(2)	100,000	9,456	47,892
Annual average individual compensation (in R$)	112,084	19,104	753,090

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

C.	Board Practices

General Information

We are managed by a board of directors consisting of at least five and up to nine directors and at least two and up to eight executive officers. Our directors are elected for a two-year term and our executive officers are elected for a three-year term. Reelection of officers and directors is permitted. We also have (i) a fiscal council, which under Brazilian Law is not a permanent body, although currently installed, (ii) permanent advisory committees created in accordance with our bylaws, namely: an audit committee and a corporate governance and compensation committee and (iii) executive committees established by the Board of Directors, namely: an investment executive committee, a finance executive committee, and an ethics executive committee. See “—A. Directors and Senior Management Board of Directors.”

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

Under Brazilian corporate law, a company’s board of directors must have at least three members. Our bylaws provide for a board of directors of up to nine members, from which at least 20% or two members, whichever is greater, shall be independent members, as determined by the Listing Rules of the Novo Mercado. Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% or two independent members, our board of directors currently has six independent members, out of a total of seven members.

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

The Listing Rules of the Novo Mercado also provide that all members of our board of directors and our board of officers must comply with the arbitration clause in the bylaws before taking office.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of three members: (1) Mr. Sandro Rogerio da Silva Gamba, who is the chief executive officer, (2) Mr. Carlos Eduardo Moraes Calheiros, who is the chief financial officer and investor relations officer, (3) Mr. Rodrigo Lucas Tarabori, who is an operational executive officer, (4) Mr. Guilherme Stefani Carlini, who is an operational executive officer, (5) Mr. Gerson Cohen, who is an operational executive officer and (6) Mr. Luciano do Amaral, who is an operational executive officer.

The chief executive officer submits the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries to the approval of the board of directors. The chief executive officer enacts these plans and develops our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors. Together with the other officers, he also supervises and coordinates our activities. The officer in charge of investor relations supplies our financial information to investors, the CVM and the B3, and is also responsible for keeping an updated register based on the applicable regulations.

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

We also have established a permanent audit committee. See “—Audit Committee.”

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

Currently, our Investment Executive Committee is in operation and is comprised by Sandro Rogério da Silva Gamba (also the Coordinator of the Committee), Carlos Eduardo Moraes Calheiros, Guilherme Stefani Carlini, Rodrigo Lucas Tarabori, Luciano do Amaral and Gerson Cohen.

Finance Executive Committee

Our directors have established a Finance Executive Committee composed by Carlos Eduardo Moraes Calheiros (also the Coordinator of the Committee), Sandro Rogério da Silva Gamba and Evandro Aparecido de Oliveira

Almeida. This committee, among others, evaluates and makes periodic recommendations to our board of directors regarding risk and financial investments policies.

Ethics Executive Committee

On September 9, 2010, our board of directors renamed the Ethics Committee, created on February 17, 2006, the Ethics Executive Committee. The Ethics Executive Committee is a collegiate body tasked with providing advice and guidance to the board of directors, elected by the board of directors, and is composed primarily of members of the board of officers (statutory or otherwise). Currently, it is composed of the following members: Sandro Rogério da Silva Gamba (Coordinator of the Committee), Gerson Cohen, Guilherme Stefani Carlini, Emmanoel Soares and Adriana Farhat. This committee is responsible, among others, for the actions related to violation of our Code of Business Conduct and Ethics, solving ethics conflicts and evaluating the adequacy of amendments to the Code of Business Conduct and Ethics and proposing them to the board of directors.

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

Compensation Committee

NYSE Rule 303A.05 provides that each U.S. listed company must have a compensation committee composed entirely of independent directors. We are required to have such a committee under our bylaws, which is nevertheless not required under Brazilian law. Therefore, we have a Compensation Committee responsible for reviewing and making recommendations to our directors regarding our compensation policies and all forms of compensation to be provided to our executive officers and other employees. With respect to compensation, under Brazilian corporate law, the shareholders determine the total or individual compensation of our board members and executive officers, including benefits and allowances, at a general shareholders’ meeting. If the shareholders only determine the total compensation, it is incumbent upon the board of directors to establish the individual amounts. The Compensation Committee, is responsible for advising the board of directors in such task. See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

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

Corporate Governance Guidelines

NYSE Rule 303A.09 provides that each U.S. listed company must adopt and disclose their corporate governance guidelines. Under Brazilian regulation, the Brazilian Corporate Governance Code, which provides for corporate governance practice guidelines for publicly-held companies, was released in November 2016, by an institution formed by several entities and following input from the CVM. In June 2017, the CVM approved a new rule, CVM Rule No. 586, which establishes that companies must disclose whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such practices. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance

have issued guidelines for corporate governance best practices. In addition, our bylaws contain a comprehensive list of principles that must be complied with at all times by all of our directors and officers. Our Nominating and Corporate Governance Committee may also propose new principles and amendments to existing principles. In addition, we have listed our common shares in the Novo Mercado (New Market) of the São Paulo Stock Exchange (B3), which requires adherence to the corporate governance standards established under the Listing Rules of the Novo Mercado, as described under “Item 10. Additional Information—B. Memorandum and Bylaws.” Finally, we have adopted a written policy of trading of securities and disclosure matters.

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

D.	Employees

As of December 31, 2017, we had 646 employees at Gafisa across the following states:

States	Gafisa Number of Employees
Bahia	1
Goiás	1
Maranhão	2
Pará	1
Paraná	3
Rio de Janeiro	66
Rio Grande do Sul	1
São Paulo	571
Total	646

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2017	242	213	60	131	646
2016 (2)	1,244	500	151	565	2,460
2015	1,297	499	167	387	2,350
2014	1,134	527	191	310	2,162
2013 (1)	2,008	722	404	212	3,346

Note:	The numbers presented in the tables above for the year 2013 refer to the employees of Gafisa Group (Gafisa’s Business Unit, Tenda’s Business Unit, Alphaville’s Business Unit as well as the corporate areas, including the shared services center). For the year ended December 31, 2017, the numbers presented refer to the employees of Gafisa, and do not refer to the employees of Tenda.

(1)	Total number includes 529 Alphaville employees, of which 290 are allocated in Operations, 95 in Administration and Finance, 135 in Business Development and 9 in Sales.

(2)	Total number includes 1,684 Tenda employees, of which 917 are allocated in Operations, 236 in Administration and Finance, 61 in Business Development and 470 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that around 2,500 outsourced professionals are providing services to Gafisa across Brazil, all in the Southeast region of Brazil.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2017, establishing a salary adjustment of 3.99% as of May 2017. This collective bargaining agreement became effective in May 2017 and will expire in April 2018. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2017, establishing a salary adjustment of 2% as of March 2017. This collective bargaining agreement became effective in March 2017 and expired in February 2018. As of the date of this annual report, we are negotiating the collective bargaining agreements for our employees in the states of São Paulo and Rio de Janeiro related to 2018.

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

E.       Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 0.461% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2017, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned (1)
Sandro Rogério da Silva Gamba	Chief Executive Officer	78,404
Carlos Eduardo Moraes Calheiros	Chief Financial Officer and Investor Relations Officer	-
Rodrigo Lucas Tarabori	Officer	7,857
Guilherme Stefani Carlini	Officer	11,169
Gerson Cohen	Officer	6,163
Luciano do Amaral	Officer	7,779
Cláudio José Carvalho de Andrade	Director	-
Odair Garcia Senra	Director	18,060
Guilherme Affonso Ferreira	Director	7
José Écio Pereira da Costa Junior	Director	-
Francisco Vidal Luna	Director	-
Maurício Marcellini Pereira	Director	-
Rodolpho Amboss	Director	-
Total		129,439

(1)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

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

We have individual agreements with our key employees and executives for Gafisa, under which they are entitled to purchase shares of our capital stock pursuant to the terms and conditions of the stock option plans and the specific conditions set forth in their agreements.

In 2002, our shareholders ratified the terms and conditions of our stock option plan. A standard stock option program to grant subscription rights related to our preferred shares was approved by our board of directors at a meeting held on April 3, 2000. As a result of our entry in the Novo Mercado segment of B3, our preferred shares were converted into common shares, and therefore all options relating to this plan grant subscription rights related to our common shares. Currently, we do not have any stock option grants related to this plan.

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

Under this stock option plan, the board of directors may also grant different types of options to certain beneficiaries, namely “A options”, which are regular options, and “B options,” for the exercise price of R$0.09. The exercise of B options, if granted, is subject to the proportional purchase of common shares or exercise of a regular option under this 2008 plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

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

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.09 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this second program, according to the terms and conditions set forth in such second program, and to lapse one year from the grant date.

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

Under the second program, the board of directors may grant different types of B options for the exercise price of R$0.09 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in this second program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 297,677 shares of our common shares have been granted to employees and executives pursuant to this second program. The options granted included 217,222 “B” options. Out of the total options granted, all of them have been acquired or expired pursuant to such program.

2014 Programs

One stock option program was approved in 2014 for executives and key employees.

Under this program, the board of directors may grant different types of B options for the exercise price of R$0.09 per share. The exercise of B options, if granted, is subject to the proportional exercise of regular options at market price, granted under this program, according to the terms and conditions set forth in each program, and to lapse one year from the grant date.

As of the date of this annual report, options to purchase 323,500 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 124,651 “B” options. Out of the total options granted, 93,726 have been acquired, expired or cancelled pursuant to such program.

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

No stock option program was approved in 2017 for executives and key employees.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	101,099	17.01	August 2025
May 2013 (Standard SOP) (1)	101,612	50,281	28.29	May 2027
March 2014 (Restricted Type A) (1)	198,850	161,068	23.76	March 2020
March 2014 (Restricted Type B) (1)	124,651	100,254	0.09	March 2020
April 2015 (Standard SOP) (Gafisa)	264,570	264,570	16.16	April 2021
April 2016 (Standard SOP) (Gafisa)	163,900	163,900	19.40	April 2022
Total		841,172

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017 and other adjustments.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholders held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares (1)	(%)
GWI Group.	8,572,296	19.15%
Wishbone Management, LP	6,985,972	15.61%
River and Mercantile Asset Management, LLP	4,517,968	10.09%
Public Float	23,743,634	53.05%
Treasury shares	938,044	2.10%
Total	44,757,914	100%

(1)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

We had a total of 41 record shareholders located in the United States. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

B.	Related Party Transactions

Other than arrangements which are described in “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management Board of Directors—Our Relationship with our Executive Officers and Directors” and the transaction described below, since January 1, 2007, there has not been, and there is not currently proposed, any material transaction or series of similar transactions to which we were or will be a party in which any director, executive officer, holder of 5% of our capital stock or any member of their immediate family had or will have a direct or indirect interest.

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

As of and for the years ended December 31, 2017, 2016 and 2015, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the years ended December 31, 2017, 2016 and 2015, there were no units sold to management members, and the amount receivable was R$0.2 million, R$1.0 million and R$1.6 million as of December 31, 2017, 2016 and 2015, respectively.

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

Civil Claims

As of December 31, 2017, we were a party to 5,778 civil actions, totaling R$489 million. Of these actions, we were the plaintiff in 338 actions and the defendant in 5,440 actions, with aggregate amounts of R$166 million and R$323 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2017, the provisions related to civil claims include R$24.0 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$16.8 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2017, the provision for our civil claims amounted to R$138.6 million.

Environmental Claims

As of December 31, 2017, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

In Case No. 20654-60.2011.4.01.3200, federal prosecutors (Ministério Público Federal) argue that the company has built one of the towers of “Riviera da Ponta Building” on Federal Government property, next to a riverbank. The federal prosecutors claimed R$88.3 million in damages, comprising both environmental liability for construction in an allegedly “protected area” and payoff for the property. We estimate the probability of the Company to be sentenced to pay R$88.3 million as remote because we believe that the federal prosecutors’ computations to get this number are unreasonable, since neither the value nor the extension of the area supposedly invaded are accurate.

As of December 31, 2017, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2017, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$90 million. As of December 31, 2017, the provision for tax liabilities amounted to R$0.8 million. In addition, we have deposited R$27 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and São Caetano do Sul to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$11 million with the courts and we are awaiting the final decision. In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$11 million.

We filed a lawsuit against the Brazilian Ministry of Finance to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2017, we had deposited R$13 million with the court in connection with the lawsuit, which is pending a final decision.

Labor Claims

As of December 31, 2017, we were a defendant in 2,565 labor claims resulting from our ordinary course of business, of which approximately 82% were filed by outsourced workers and approximately 10% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2017, the total value involved in the labor claims filed against us was approximately R$110 million. As of December 31, 2017, the provision for labor claims amounted to R$59.0 million.

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

Arbitration

We are also involved in 3 arbitrations proceedings: 2 of them by partners seeking to discuss and terminate the partnership to develop a few real estate projects and 1 of them commenced by us against a partner seeking to discuss damages suffered in connection with the development of certain real estate projects.

As of December 31, 2017, we recorded provisions for our arbitration claims totaling R$20 million.

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

The CVM letters listed above led to administrative proceeding “Processo Administrativo Sancionador Nº RJ2014-9034” involving Wilson Amaral de Oliveira and Alceu Duilio Calciolari, former executive officers of the Company, and André Bergstein, former chief financial officer of the Company.

Wilson Amaral de Oliveira, Alceu Duilio Calciolari and André Bergstein presented their defenses on December 8, 2014, and submitted first proposals to enter into leniency agreements (termos de compromisso) on January 1, 2015, followed by second proposals in August 2017, which were approved by the CVM and entered into in September 2017.

Pursuant to the leniency agreements, Wilson Amaral de Oliveira, Alceu Duilio Calciolari and André Bergstein were required to pay certain administrative fines, which they duly paid and following which administrative proceeding Nº RJ2014-9034” with the CVM was closed.

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

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

•	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2017, there was no amount allocated to our legal reserve.

•	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. This statutory reserve is established in accordance with our bylaws as an investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2017, there was no amount allocated to our statutory reserve.

•	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2017, there was no amount allocated to our contingency reserve.

•	Non-realized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the non-realized profit reserve must be paid as mandatory dividends when those “non-realized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2017, there was no amount allocated to our non-realized profit reserve.

•	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2017, there was no amount allocated to our retained earnings reserve.

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

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, which is considered to be a deductible financial expense for purpose of calculating our income and social contribution tax obligations, provided that certain requirements are met. See “ Item 10. Additional Information—E. Taxation” for further information.

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

In 2017, we did not distribute any dividends related to fiscal year 2016.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

Our common shares started trading on the B3 on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the B3, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2013	5.13	2.22	1,853,011	5.23	2.62	10,648,389
December 31, 2014	3.58	1.33	1,184,125	3.90	1.86	5,990,816
December 31, 2015	1.89	0.88	483,148	2.95	1.78	3,784,043
December 31, 2016	1.99	0.95	330,931	3.04	1.71	5,547,208
December 31, 2017(2)	20.59	1.19	178,854	29.50	1.84	2,314,580
Quarter
First quarter 2016	1.53	0.95	197,372	2.99	2.07	2,640,703
Second quarter 2016	1.52	1.01	256,970	2.80	1.71	3,872,952
Third quarter 2016	1.71	1.15	329,930	2.73	1.93	7,452,148
Fourth quarter 2016	1.99	1.10	536,402	3.04	1.82	8,105,362
First quarter 2017(2)	20.59	1.19	454,041	28.48	1.84	7,780,692
Second quarter 2017(2)	20	5.92	128,289	29.50	9.85	543,261
Third quarter 2017(2)	9.41	6.28	69,582	14.95	10.25	343,983
Fourth quarter 2017(2)	12.88	8.35	67,871	21.5	13.01	539,490
Month
October 2017(2)	9.64	8.35	76,996	15.55	13.01	310,069
November 2017(2)	11.83	8.77	79,944	19.04	14.42	635,053
December 2017(2)	12.88	11.02	45,157	21.50	17.15	696,889
January 2018(2)	12.99	9.79	63,262	20,88	15,75	1,296,876
February 2018(2)	11.01	9.16	47,433	17,61	15,25	900,739
March 2018(2)	9.31	5.53	48,072	15,62	9,26	1,534,676
April 2018 (2) (through April 25, 2018)	7.75	5.53	25,886	13.10	9.90	1,513,261

(1)	Average number of shares traded per day.

(2)   Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

We are part of the IbrX-100, an index measuring the total return on a theoretical portfolio composed of 100 stocks selected among B3’s most actively traded securities. Additionally, we are part of the MSCI Emerging Markets Index, which is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. Through the inclusion on these indices, our stock has expanded opportunity for increased liquidity.

We are part of the following indices of the Brazilian stock market:

•	IBRA: This index comprises all stocks actively traded on the cash market operated by B3 that have a certain minimum liquidity and active trading criteria;

•	IBRX 100: This index measures the average stock performance of the 100 most actively traded stocks of the Brazilian stock market.

•	ICON: This index measures the average stock performance of the more actively traded cyclical and non-cyclical consumer stocks.

•	IMOB: This index is a real estate sector index covering B3’s most actively traded securities;

•	IGCX: This index comprises all stocks trading on the Novo Mercado and Levels 1 and 2 of the B3;

•	IGCT: The stocks that comprise this index are selected as constituents of the Special Corporate Governance Equity Index (IGC) to the extent they meet certain additional membership criteria;

•	IGC-NM: This index comprises stocks listed for trading on the Novo Mercado segment of the B3;

•	ITAG: This index comprises stocks which give minority shareholders enhanced tag-along rights protection in addition to the protection required by law in the event of a change of control;

•	SMLL: This index comprises small capitalization stocks; and

•	INDX: This index was developed to measure the performance of the most representative companies of the industrial sector, an important segment of the Brazilian economy. Its theoretical portfolio is composed by the industry’s most representative stocks, which are selected among B3’s most actively traded securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the B3 under the symbol “GFSA3” and the ADSs are listed on the NYSE under the symbol “GFA.”

Trading on the B3

Trading on the São Paulo Stock Exchange is conducted every business day, from 10:00 a.m. to 5:00 p.m. or 6:00 p.m. (depending on the time of the year), on an electronic trading system called the PUMA Trading System

(“PUMA”). Trading is also conducted between 5:30 p.m. (or 6:30 p.m.) and 6:00 p.m. (or 7:00 p.m.), on an online system connected to PUMA and Internet brokers called the “after market” The “after-market” trading is scheduled after the close of principal trading sessions, when investors may send purchase and sell orders and trade through the home broker system. This after-market trading is subject to regulatory limits on price volatility of securities traded by investors operating on the Internet.

The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on the B3, including the Novo Mercado, Bovespa Mais, Bovespa Mais Nível 2 and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

The shares of all companies listed on the B3, including the Novo Mercado, Bovespa Mais, Bovespa Mais Nível 2 and Level 1 and Level 2 companies, are traded together.

Settlement of transactions occurs three business days after the trade date, without adjustments to the purchase price. Delivery of and payment for shares are made through the facilities of separate clearing houses for each exchange, which maintain accounts for brokerage firms, the Central Securities Depository of the B3 (Central Depositária de Ativos da B3). The seller is ordinarily required to deliver the shares to the B3 clearing house on the second business day following the trade date.

In order to maintain control over the fluctuation of the B3 index, the B3 has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of the B3 fall below the limits of approximately 10% and 15%, respectively, in relation to the closing index levels for the previous trading session.

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The B3 is significantly less liquid than the NYSE, or other major exchanges in the world. The B3, had a market capitalization of US$954.7 billion as of December 31, 2017 and an average daily trading volume of US$2.7 billion for 2017. In comparison, the NYSE had a market capitalization of US$22.1 trillion as of December 31, 2017 and an average daily trading volume of approximately US$69.6 billion for 2017. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

We have the option to ask that trading in our securities on the B3 be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of the B3 or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

Under Brazilian corporate law, a corporation is either public, as we are, or closely held. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may trade its securities either on the B3, if it has registered to have its securities traded at the B3, or on the Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. Our common shares are listed on Novo Mercado segment of the B3.

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

Investment in Our Common Shares by Non-Residents of Brazil

Portfolio Investment

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the B3, provided that they comply with the registration requirements set forth in (i) CVM Instruction No. 560, published on March 25, 2015, which revoked CVM Instruction No. 325 and (ii) Resolution No. 4,373 of September 29, 2014 (“Resolution No. 4,373”).

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

If a holder of ADSs decides to exchange ADSs for the underlying common shares, the holder may (1) sell the common shares on the B3 and rely on the depositary’s electronic registration for five business days from the date of the exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our common shares; (2) convert its investment into a foreign portfolio investment under Resolution No.4,373/14, subject to simultaneous foreign exchange transactions (without actual inflow or outflow of funds); or (3) convert its investment into a foreign direct investment under Law No. 4,131/62, subject to simultaneous foreign exchange transactions.

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

Issued Share Capital

As of December 31, 2017, our share capital was R$2,521,151,187.74, all of which was fully subscribed and paid-in. Our share capital was comprised of 28,040,162 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 71,031,876 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the B3 for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

Novo Mercado

Our shares were accepted for trading on the Novo Mercado on February 17, 2006. A voluntary delisting from the Novo Mercado must be preceded by a public tender offer, pursuant to the rules applicable to the cancellation of the registration as a public company. See “—Delisting from the Novo Mercado.” In the Novo Mercado, listed companies are required to, among others, (1) only issue common shares, (2) maintain a minimum free float equal to at least 25% of the company’s capital stock (or 15% of the company’s capital stock, provided its Average Daily Trading Volume (ADTV) remains equal to or greater than R$25,000,000.00), (3) detail and include additional information in the quarterly information and (4) make available the annual financial statements in English and based on international accounting standards.

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

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of B3 shall keep its listed company register with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were revised in 2017 and the rules are in full force and effect since January 2, 2018. We have until the annual shareholders meeting of 2021 to adapt our bylaws to the new rules of the Novo Mercado.

According to the Listing Rules of the Novo Mercado, the company willing to negotiate its securities on the Novo Mercado shall, among other conditions: (1) along with its controlling shareholder (if any), execute a Listing Agreement in the Novo Mercado and (2) adapt its bylaws to comply with the minimum requirements determined in the Listing Rules of the Novo Mercado. The capital of the company shall be exclusively divided into common shares and a minimum free float equal to 25% of the capital stock (or 15% of the company’s capital stock, provided its Average Daily Trading Volume (ADTV) remains equal to or greater than R$25,000,000.00) shall be maintained by the company. The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

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

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least five members, of which at least 20% or 2 members, whichever is greater, shall be independent, as defined in the Listing Rules of the Novo Mercado. The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection. All new members of the board of directors, of the board of officers and of the fiscal council shall, before taking office, undertake to comply with the arbitration clause in the bylaws.

The positions of chairman of the board of directors and of chief executive officer may not be held by the same person, except in the event of vacancy, for a maximum period of one year.

The board of directors shall always disclose to the market an opinion regarding any tender offer of the company’s shares, informing, among others, their position on the convenience and consequences of such offer in respect to (a) the interests of the company and of the shareholders regarding the price and the potential impact on the liquidity of such securities held by the shareholders, (b) the strategic plans disclosed by the offering shareholder with regard to the company and (c) any alternatives to the acceptance of the tender offer available in the market. Additionally, the board of directors shall always emphasize that each shareholder is responsible for the final decision regarding the acceptance or not of such tender offer.

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

The Novo Mercado rules require companies to provide information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to B3 and to the market a Securities Negotiation Policy applicable at least to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation.

Finally, the company, controlling shareholders, other shareholders, directors, officers and members of a company’s fiscal council are required to submit to arbitration any disputes that may arise relating to their status as issuer, shareholders, management and fiscal council members, especially in light of the provisions of Law 6,385/76, Law 6,404/76, the company’s bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and CVM, as well as other rules applicable to the securities market in general, Listing Rules of the Novo Mercado, other rules and regulations established by B3, and the Novo Mercado participation agreement. The arbitrations shall take place before the Market Arbitration Chamber established by the B3 and shall be conducted in accordance with the Rules of the Market Arbitration Chamber.

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

In cases where (1) our company merges with another company where we are not the surviving company, or (2) we are consolidated with another company, or (3) we participate in a group of companies (as defined in Brazilian corporate law), our shareholders will not be entitled to withdraw from our company if their respective shares are (a) liquid, i.e. part of the B3 index or other stock exchange index in Brazil or abroad, (as defined by the CVM), and (b) widely held, such that less than 50% of our shares are held by a controlling shareholder or by companies a controlling shareholder controls. We are currently part of the IBOVESPA (the B3 index) and have no controlling shareholder. Therefore, our shares are, at present, considered liquid and widely held for the purposes of this paragraph.

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

There is an obligation of the chairman of our board of directors to call a shareholders’ general meeting if: (1) we are not under control of a shareholder holding more than 50% of our voting capital, and (2) B3 determines that the price of our shares shall be quoted separately or that the trading of our shares on the Novo Mercado shall be suspended by reason of non-compliance with the listing rules of Novo Mercado. At such a meeting all members of our board of directors must be replaced. In the event the shareholders’ general meeting is not called by the chairman of the board of directors within the time period established in our bylaws, the meeting may be called by any shareholder of the company.

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

Remote Voting

Participation and remote voting at the general shareholders’ meetings of publicly-held companies is regulated by CVM Rule No. 561 of April 2015, which aims to facilitate the participation of shareholders in general meetings either through voting or through the submission of proposals. This rule provides the following:

•	the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the general meeting is held;

•	the possibility to include in the voting bulletin a list of candidates and submit minority shareholders´ proposals for deliberation at the general meeting, with due observance of certain deadlines and percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

•	the deadlines, procedures and means of transmitting the bulletin, which may be transmitted by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit), (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit) or (c) directly to the company.

In addition, publicly-held companies are required to adopt certain measures in connection with the voting process. Publicly-held companies are required to: (1) inform the market of the adoption of the cumulative voting process in annual meetings immediately upon receipt of the first valid requirement, (2) disclose the final voting summary statements, the final voting detailed statements, as well as any voting statement presented by a shareholder at the general meetings and (3) register in the minutes of the general meeting the number of approving, rejecting or abstaining votes for each item on the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such annual shareholders’ meeting.

The application of CVM Rule No. 561 became mandatory on January 1, 2017 for companies that on April 9, 2015 had at least one share class listed either on the Index Brasil 100 or the IBOVESPA index of the B3, such as Gafisa.

Arbitration

Any disputes or controversies involving our company, our shareholders, members of our management or our fiscal council that may arise relating to their status as issuer, shareholders, management and fiscal council members, especially in light of the provisions of Law 6,385/76, Law 6,404/76, the company’s bylaws, the rules issued by the National Monetary Council, the Central Bank and CVM, as well as other rules applicable to the securities market in general, Listing Rules of the Novo Mercado, other rules and regulations established by B3 and the Novo Mercado participation agreement, must be submitted to arbitration conducted in accordance with the Rules of the Market Arbitration Chamber established by the B3.

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

Delisting from the Novo Mercado

We may, at any time, delist our common shares from the Novo Mercado, provided that shareholders approve the decision. Delisting of shares from the Novo Mercado does not require delisting from the B3.

For our common shares to be delisted from the Novo Mercado, it must be preceded by a public tender offer pursuant to the rules applicable to the going private process. Such tender offer may be dismissed if a waiver is approved by a general shareholders meeting.

If our delisting from the Novo Mercado occurs due to the cancellation of our registration as a publicly held company, all the other requirements established by such delisting shall be followed. See “—Going Private Process.”

If the reorganization involves resulting companies that do not intend to apply for listing on Novo Mercado, this structure must be approved by a majority of the company’s shareholders holding free float shares and present at the general shareholders meeting.

If our share control is sold within twelve months of our delisting from the Novo Mercado, the selling controlling shareholder and the acquirer shall offer (i) to acquire the shares of all other shareholders under the same conditions offered to the selling controlling shareholder or (ii) to pay the difference between the tender offer price accepted by former shareholders, duly updated, and the price obtained by the controlling shareholder in selling its own shares.

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

A tender offer is also required under the following conditions:

•	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

•	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

•	when a controlling stake is acquired through an agreement for the purchase of shares. In this case, the acquirer is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control. The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period. Such amount shall be distributed among all persons who sold shares issued by the company in the stock market trading session in which the acquirer made its acquisitions, proportionally to the daily net selling balance of each acquisition, being B3 responsible for processing such distribution according to its regulations.

The buyer, when necessary, must take the necessary measures to recompose the minimum 25% of outstanding shares in the market within the subsequent six months.

Mandatory Tender Offer in Case of Acquisition of a Relevant Equity Stake

Under the rules of our bylaws, if any person acquires our shares directly or indirectly, or any securities or rights related to such shares, in an amount representing 50% or more of our corporate capital, such acquirer has to carry out a mandatory tender offer for the acquisition of all shares issued by the Company. The minimum price offered for the shares in the public tender offer will correspond to the economic value of such shares, as determined by a valuation report issued by a specialized firm.

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

Shareholders holding at least 10% of our outstanding shares may require our management to call a special shareholders’ general meeting to determine whether to perform another valuation using the same or a different valuation method. This request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering. The shareholders who make such request as well as those who vote in its favor must reimburse us for any costs involved in preparing the new valuation, if the new valuation price is not higher than the original valuation price. If the new valuation price is higher than the original valuation price, the acquirer may either increase the offer price or withdraw the tender offer, in the latter case provided that it shall dispose of the shares in excess of 50% of our corporate capital within 3 months counted from the special general meeting mentioned in this paragraph.

A tender offer as a result of an acquisition of a relevant equity stake, in accordance to our bylaws, is not mandatory in any of the following cases: (1) if the same shareholder remains as controlling shareholder; (2) if the relevant equity stake is obtained as a result of purchases made under another public tender offer for the acquisition of our shares, made in accordance with the Novo Mercado Listing Rules or with the applicable law; provided that the offer was made for all shares of the company and at least the minimum price, equivalent to the price of the mandatory tender offer, has been paid; (3) if a relevant equity stake is obtained involuntarily as a result of a corporate reorganizations, cancellation of shares in treasury, share redemption, capital reduction, or of a subscription of shares made under a primary public offer for distribution of our shares where the preemptive rights were not exercised by all shareholders who had it or which did not have as subscribers as expected; or (4) in the case of a sale of a controlling stake, which is subject to the rules described above for such case.

Purchases by us of our own Shares

Purchases by us of our own shares are regulated by CVM Rule No. 567 of September, 2015. The rule requires us to obtain the prior approval of our shareholders in connection with a purchase by us of our own shares if such purchase:

•	is conducted outside an organized securities markets and results, whether in a single transaction or by a series of transactions, in us acquiring more than 5% of the type or class of shares in circulation over a period of 18 months;

•	is conducted outside an organized securities markets and is for a price that is, (i) in the case of an acquisition of shares, more than 10% greater than the market quotation for such shares, or(ii) in the case of a disposal of shares, more than 10% lower than the market quotation for such shares;

•	aims to change or preserve the composition of the controlling stock or the administrative structure of the company; or

•	is conducted outside an organized securities markets with a related party.

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

On the same date, the Board of Directors of Gafisa approved the creation of a repurchase program of its common shares to be kept in treasury and future cancellation or disposal up to 8,198,565 common shares, which corresponded to 5% of the then outstanding common shares. The objective of this program is to acquire shares in order to effectively use the Company’s available funds, aiming at medium-term and long-term profitability. Additionally, a portion of the shares to be acquired might be reserved for the exercise of options and/or shares to be granted in the Stock Option Plan previously approved by the Company’s shareholders at the Company’s general meeting. The purchase of shares by Gafisa under this program was conditioned on the maintenance of Gafisa’s consolidated net debt to equity ratio at or below 60%. This program ended on September 2, 2017.

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

Disclosure of Information

The Brazilian securities regulations require that a publicly-held corporation provide the CVM and the relevant stock exchanges with periodic information that includes annual information statements, quarterly financial statements, quarterly management reports, independent auditor reports, notices and minutes of shareholders’ meetings, among others. In addition, we also must disclose any material development related to our business to the CVM and the B3.

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present the company’s financial statements, standard financial statements form (DFP), quarterly information form (ITR) and Reference Form (Formulário de Referência);

•	material events;

•	information about dividends and other distributions in notices to shareholders or market notices;

•	earnings releases

•	include a note in the quarterly information form (ITR) regarding all operations with related parties;

•	disclose and maintain updated the information presented in the Reference Form regarding any shareholder holding, directly or indirectly, at least 5% of the company’s capital stock, considering the information received by company from the relevant shareholders;

•	disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder; and

•	disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder.

Disclosure of Trading by Insiders

Pursuant to the rules of the Novo Mercado, each of our possible controlling shareholders must disclose to the B3 information in connection with the total amount and characteristics of securities owned, directly or indirectly, by them and issued by us, or any derivatives referenced in such securities, as well as any subsequent trading of such securities and derivatives. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement of such controlling shareholder. This information must be communicated to the B3 within 10 days following the end of each month.

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the B3, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

As of September 2015, pursuant to changes introduced by CVM Rule No. 568/15 to CVM Rule No. 358/02, we are required to disclose to the CVM and to the B3 the total amount and the characteristics of securities issued by us, which are held by us or any of our affiliates, as well as any change in such investments, within 10 days after the end of the month in which the relevant securities were traded.

In addition, CVM Rule No. 568/15 also amended CVM Rule No. 358/02 regarding, among other things, (1) the change in the form of calculation of trades of relevant equity interests to determine when a disclosure obligation of those trades is triggered, and (2) the regulation of individual investment plans, as described below.

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5% of our shares, must provide to us, and we shall transmit to the CVM and the B3, the following information:

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

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must disclose any material development related to our business to the CVM and to the B3 and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, on the decision of investors to trade in our securities or on the decision of investors to exercise any rights as holders of any of our securities.

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

The spin-off of the Tenda business unit was consummated on May 4, 2017, following: (i) a reduction of the capital stock of Tenda (without the cancellation of shares), pursuant to which Gafisa, as sole shareholder at that time, received R$100 million (adjusted by the SELIC); (ii) a reduction of the capital stock of Gafisa, resulting in the distribution to Gafisa shareholders of shares corresponding to 50% of the capital stock of Tenda; (iii) the conclusion of the preemptive rights exercise pursuant to which Gafisa shareholders acquired up to 50% of the total share capital of Tenda, at the price per share set forth in the SPA with Jaguar and for a total amount of R$219.5 million, with no shares being acquired by Jaguar; and (iv) the satisfaction of other conditions precedent for the consummation of the spin-off. In addition, on May 4, 2017, the Tenda shares were listed on the B3 and began to publicly trade.

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

Law 13,259/16, dated March 16, 2016, increased tax rates on capital gains earned by Brazilian individuals and certain legal entities. The new rates should apply as from 2017 as follows: (i) 15% on the capital gain not exceeding R$5,000,000; (ii) 17.5% on the capital gain amount which varies from R$5,000,000 and R$10,000,000; (iii) 20% on the capital gain amount which varies from R$10,000,000 and R$30,000,000; and (iv) 22.5% on the capital gain which exceeds R$ 30,000,000. The new rates should also apply to Non-Resident Holders depending on their type of investment, jurisdiction and the sale transaction, to be determined on a case by case basis.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders described below that hold common shares or ADSs as capital assets for U.S. federal tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

•	persons that own or are deemed to own ten percent or more of our stock (by vote or value);

•	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding our ADSs or common shares in connection with a trade or business conducted outside of the United States.

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

Subject to applicable limitations that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Brazilian income taxes withheld from dividends on common shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing foreign tax credits are complex, and you should consult your tax adviser regarding the availability of foreign tax credits in your particular circumstances. Instead of claiming a credit, you may, at your election, deduct foreign taxes, including Brazilian taxes in computing your taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the relevant taxable year.

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

The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the common shares or ADSs disposed of, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, you will not be able to credit any Brazilian income tax imposed on such gains against your U.S. federal income tax liability unless you have other creditable taxable income from foreign sources in the appropriate foreign tax credit basket. You should consult your tax adviser as to whether the Brazilian tax on gains would be creditable against your U.S. federal income tax on foreign-source income from other sources.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a PFIC for U.S. federal income tax purposes for its 2017 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year. The Company may become a PFIC for any future taxable year if its financial income exceeds its gross loss or constitutes 75% or more of its gross profit for such year.

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

Certain U.S. Holders who are individuals (and certain specified entities) may be required to report information relating to their ownership of securities of a non-U.S. person, subject to certain exceptions including an exception for securities held in certain accounts maintained by U.S. financial institutions, such as our ADSs. You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2017:

	As of December 31, 2017
	Expected Maturity Date
	Total (3)	2018	2019	2020	2021 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	207.7	88.2	51.5	68.0	—	CDI/IPCA	227.7
Average interest rate	11.5%	11.04%	11.83%	13.07%	—	—	—
Loans and financing (working capital)	164.1	109.2	27.2	18.4	9.3	CDI	177,0
Average interest rate	9.7%	9.3%	10.1%	11.3%	12.9%	—	—
Loans and financing — SFH	733.1	371.9	260.1	98.4	2.8	CDI/TR	767,8
Average interest rate	12.1%	11.7%	12.4%	13.7%	14.4%	—	—
Total loans, financing and debentures	1,104.9	569.3	338.8	184.8	12.1	CDI/TR/IPCA	1,172.5
Derivative financial instruments	0.4	0.4	—	—	—	CDI	0.4
Real estate development obligations(2)	654.9	373.6	237.2	43.7	0.4	—	654.9
Obligations for purchase of land	245.1	92.7	67.6	41.0	43.7	—	245.1
Total	2,005.3	1,036.0	643.6	269.5	56.2	—	2,072.8
Assets:
Cash and cash equivalent	28.5	28.5	—	—	—	CDI	28.5
Marketable securities (current and non-current)	118.9	118.9	—	—	—	CDI	118.9
Receivables from clients	684.1	484.8	104.2	87.6	7.5	INCC	684.1
Receivables from clients (2)	644.3	101.1	235.9	283.0	24.3	INCC	644.3
Total client receivables	1,328.4	585.9	340.1	370.6	31.8	—	1,328.4
Total	1,475.8	733.3	340.1	370.6	31.8	—	1,475.8

(1)	See notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2017, the annualized index was 6.89% for CDI, 0.0% for TR, 4.25% for INCC, 2.95% for IPCA and (0.53)% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

(3)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016 and since Tenda was spun-off on May 4, 2017.

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

Foreign Exchange Rate

During 2017, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2017, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave., New York, NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2017, we received from the depositary of our ADSs US$1.5 million, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

Management assessed the effectiveness of the Registrant’s internal controls over financial reporting as of December 31, 2017. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2017, the Company’s internal controls over financial reporting are effective based on those criteria.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2017, has been audited by KPMG Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-2 and F-3.

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

The Audit Committee convened 12 times in 2017. The Audit Committee currently comprises Francisco Vidal Luna, Jose Ecio Pereira da Costa Junior and Odair Garcia Senra, each of whom is a director of our company. Our board of directors has determined that Francisco Vidal Luna, Jose Ecio Pereira da Costa Junior and Odair Garcia Senra are each independent as set forth in the NYSE Listed Companies Manual as well as being independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Francisco Vidal Luna is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters”. The complaints can be submitted confidentially and anonymously at the whistleblower’s discretion. The “whistleblower channel” can be accessed through our intranet, website, specific phone number or a letter that may be forwarded to our headquarters to the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 522 issues were reported through our “whistleblower channel”, all of which related to personal conduct and information leaks and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by KPMG Auditores Independentes (“KPMG”) for services performed in 2017 and 2016, respectively, and the remuneration for these services in each year.

	2017	2016
	(in thousands of reais)
Audit fees (1)	3,293	4,560
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	3,293	4,560

(1)	“Audit fees” are the aggregate fees billed by KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by KPMG during 2017 or 2016.

(3)	There were no “Tax fees” billed by KPMG during 2017 or 2016.

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

ITEM 19. EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

1.1.       Bylaws of Gafisa S.A., as amended (English), which is incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on July 5, 2012.

2.1.       Deposit Agreement dated March 21, 2007, among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, which is incorporated by reference to Exhibit 99(a) to our registration statement on Form F-6 filed with the Securities and Exchange Commission on February 22, 2007.

4.1.       Merger of shares agreement dated November 9, 2009 between Gafisa S.A. and Construtora Tenda S.A., which is incorporated by reference to Exhibit 2.1 to our registration statement on Form F-4 filed with the Securities and Exchange Commission on November 13, 2009.

8.1.       List of Subsidiaries*

11.1.     Code of Business Conduct and Ethics (English), which is incorporated by reference to Exhibit 11. 1 to our annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 18, 2008.

12.1.     Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.     Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.     Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.     Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

13.3.     Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015 of Alphaville Urbanismo S.A.**

* Filed herewith.

** The financial statements as of and for the years ended December 31, 2017, 2016 and 2015 of Alphaville Urbanismo S.A. will be filed at a later date.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Moraes Calheiros
	Name:	Carlos Eduardo Moraes Calheiros
	Title:	Chief Financial Officer

Date: April 27, 2018

Gafisa S.A.

Consolidated financial statements

December 31, 2017 and report of independent

registered public accounting firm

Gafisa S.A.

Consolidated Financial Statements

December 31, 2017

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (2013 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, has been audited by KPMG Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil
April 27, 2018

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Moraes Calheiros
	Name:	Carlos Eduardo Moraes Calheiros
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gafisa S.A.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Gafisa S.A. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of profit or loss, comprehensive income (loss), cash flows, changes in equity and value added for each of the years in the three-year period ended December 31, 2017, and the related notes, collectively, the consolidated financial statements. We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with accounting practices adopted in Brazil applicable to Real Estate entities. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Differences from U.S. Generally Accepted Accounting Principles

Accounting practices adopted in Brazil applicable to Real Estate entities vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting under Item 15 of the Company’s Form 20-F. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

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

We have served as the Company’s auditor since 2013.

São Paulo, Brazil
April 27, 2018

/s/ KPMG Auditores Independentes

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

	Notes	2017	2016

Current assets
Cash and cash equivalents	4.1	28,527	29,534
Short-term investments	4.2	118,935	223,646
Trade accounts receivable	5	484,761	722,640
Properties for sale	6	882,189	1,122,724
Receivables from related parties	21.1	51,890	57,455
Derivative financial instruments	20.i.b	404	-
Prepaid expenses	-	5,535	2,548
Land for sale	8.1	102,352	3,306
Assets held for sale	8.2	-	1,189,011
Other assets	7	58,332	49,336
Total current assets		1,732,925	3,400,200

Non-current assets
Trade accounts receivable	5	199,317	271,322
Properties for sale	6	339,797	592,975
Receivables from related parties	21.1	22,179	25,529
Derivative financial instruments	20.i.b.	-	9,030
Other assets	7	64,172	58,917
		625,465	957,773

Investments	9	479,126	799,911
Property and equipment	10	22,342	23,977
Intangible assets	11	18,280	28,228
		519,748	852,116

Total non-current assets		1,145,213	1,809,889

Total assets		2,878,138	5,210,089

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets

 As of December 31, 2017 and 2016

(In thousands of Brazilian Reais)

	Notes	2017	2016

Current liabilities
Loans and financing	12	481,073	669,795
Debentures	13	88,177	314,139
Payable for purchase of properties and advances from customers	17	156,457	205,388
Payables for goods and service suppliers	-	98,662	79,120
Taxes and contributions	-	46,430	51,842
Salaries, payroll charges and profit sharing	-	27,989	28,880
Provision for legal claims and commitments	16	116,314	79,054
Obligations assumed on the assignment of receivables	14	31,001	34,698
Payables to related parties	21.1	63,197	85,611
Derivative financial instruments	20.i.b	-	5,290
Other payables	15	104,386	69,921
Liabilities directly associated with assets held for sale	8.2	-	651,812
Total current liabilities		1,213,686	2,275,550

Non-current
Loans and financing	12	416,112	516,505
Debentures	13	119,536	137,129
Payable for purchase of properties and advances from customers	17	152,377	90,309
Deferred income tax and social contributions	19	74,473	100,405
Provision for legal claims and commitments	16	82,063	83,904
Obligations assumed on the assignment of receivables	14	53,392	64,332
Other payables	15	7,095	11,502
Total non-current liabilities		905,048	1,004,086

Equity
Capital	18.1	2,521,152	2,740,662
Treasury shares	18.1	(29,089)	(32,524)
Capital reserves and reserve for granting stock options	-	85,448	81,948
Accumulated losses	18.2	(1,821,954)	(861,761)
		755,557	1,928,325
Non-controlling interests		3,847	2,128
Total equity		759,404	1,930,453
Total liabilities and equity		2,878,138	5,210,089

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of profit or loss

Years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais, except if stated otherwise)

	Notes	2017	2016	2015
Continuing operations
Net operating revenue	22	608,823	915,698	1,443,357

Operating costs
Real estate development and sales of properties	23	(818,751)	(1,029,213)	(1,061,921)

Gross (loss) profit		(209,928)	(113,515)	381,436

Operating (expenses) income
Selling expenses	23	(87,568)	(94,946)	(97,949)
General and administrative expenses	23	(92,713)	(106,585)	(97,442)
Income from equity method investments	9	(204,863)	(48,332)	40,015
Depreciation and amortization	9, 10 and 11	(57,522)	(33,892)	(32,585)
Other income (expenses), net	23	(211,550)	(78,992)	(107,634)

(Loss) profit before financial income and expenses and income tax and social contribution		(864,144)	(476,262)	85,841

Financial expenses	24	(137,001)	(84,118)	(127,728)
Financial income	24	29,733	58,439	77,306

(Loss) profit before income tax and social contribution		(971,412)	(501,941)	35,419

Current income tax and social contribution		(2,832)	(10,722)	(14,763)
Deferred income tax and social contribution		25,932	(89,358)	14,105

Total Income tax and social contribution	19.i	23,100	(100,080)	(658)

Net (loss) income from continuing operations		(948,312)	(602,021)	34,761

Net income (loss) from discontinued operations	8.2	98,175	(559,704)	36,218

Net (loss) income for the year		(850,137)	(1,161,725)	70,979

Attributable to:
Noncontrolling interests		(281)	1,871	(3,470)
Owners of the parent		(849,856)	(1,163,596)	74,449

Weighted average number of shares (in thousands)	27	26,891	26,921	27,262

Basic earnings (loss) per thousand shares - In Reais	27	(31.604)	(43.222)	2.731
From continuing operations		(35.255)	(22.664)	1.619
From discontinued operations		3.651	(20.558)	1.112

Diluted earnings (loss) per thousand shares - In Reais	27	(31.604)	(43.222)	2.712
From continuing operations		(35.255)	(22.664)	1.608
From discontinued operations		3.651	(20.558)	1.105

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of comprehensive income (loss)

Years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais, except if stated otherwise)

	2017	2016	2015

Net (loss) income for the year	(850,137)	(1,161,725)	70,979

Total comprehensive (loss) income for the year, net of taxes	(850,137)	(1,161,725)	70,979

Attributable to:
Owners of the parent	(849,856)	(1,163,596)	74,449
Non-controlling interests	(281)	1,871	(3,470)

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of changes in equity

Years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
					Income Reserve
	Note	Capital	Treasury shares	Reserve for granting shares	Legal reserve	Reserve for investments	Retained earnings (accumulated losses)	Total Company	Noncontrolling interests	Total consolidated
Balances at December 31, 2014		2,740,662	(79,059)	69,897	31,593	292,252	-	3,055,345	3,058	3,058,403

Capital increase		-	-	-	-	-	-	-	2,157	2,157
Stock option plan	18.3	-	-	6,937	-	-	-	6,937	-	6,937
Treasury shares acquired	18.1	-	(24,157)	-	-	-	-	(24,157)	-	(24,157)
Treasury shares sold	18.1	-	3,022	-	-	(2,423)	-	599	-	599
Treasury shares cancelled	18.1	-	74,214	-	-	(74,214)	-	-	-	-
Profit for the year	-	-	-	-	-	-	74,449	74,449	(3,470)	70,979
Allocation:	18.2
Legal reserve		-	-	-	3,722	-	(3,722)	-	-	-
Declared dividends		-	-	-	-		(17,682)	(17,682)	-	(17,682)
Reserve for investments		-	-	-	-	53,045	(53,045)	-	-	-

Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660	-	3,095,491	1,745	3,097,236

Capital increase		-	-	-	-	-	-		1,382	1,382
Stock option plan	18.3	-	-	5,114	-	-	-	5,114	-	5,114
Treasury shares acquired	18.1	-	(8,693)	-	-	-	-	(8,693)	-	(8,693)
Treasury shares sold	18.1	-	2,149	-	-	(2,140)	-	9	-	9
(Loss) profit for the year	-	-	-	-	-	-	(1,163,596)	(1,163,596)	1,871	(1,161,725)
Absorption:	18.2
Legal reserve		-	-	-	(35,315)	-	35,315	-	-	-
Reserve for investments		-	-	-	-	(266,520)	266,520	-	49	49
Dividends		-	-	-	-	-	-	-	(2,919)	(2,919)

Balances at December 31, 2016		2,740,662	(32,524)	81,948	-	-	(861,761)	1,928,325	2,128	1,930,453

Capital decrease	18.1	(219,510)	-	-	-	-	(107,720)	(327,230)	-	(327,230)
Stock option plan	18.3	-	-	3,500	-	-	-	3,500		3,500
Treasury shares sold	18.1	-	3,435	-	-	-	(2,617)	818	-	818
Write-off discontinued operations (a)	-	-	-	-	-	-	-	-	2,000	2,000
(Loss) for the year	-	-	-	-	-	-	(849,856)	(849,856)	(281)	(850,137)
	-
Balances at December 31, 2017		2,521,152	(29,089)	85,448	-	-	(1,821,954)	755,557	3,847	759,404

(a)	Amount related to the write-off of the debt balance of Construtora Tenda S.A.’s non-controlling interests due to the spin-off of the Companies (Notes 1 and 8.2),

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statements of cash flow

Years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

	2017	2016	2015
Operating activities
(Loss) profit before income tax and social contribution	(971,412)	(1,043,812)	71,637
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	32,046	33,892	32,585
Stock option expense (Note 18.3)	4,964	6,821	7,826
Unrealized interests and charges, net	46,168	100,508	88,801
Warranty provision (Note 15)	(3,498)	(12,390)	11,100
Provision for legal claims and commitments (Note 16)	107,848	70,796	91,193
Provision for profit sharing (Note 26 (iii))	13,375	18,750	14,000
Allowance for doubtful accounts (Note 5)	13,644	6,950	6,749
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	136,191	160,216	(618)
Income from equity method investments (Note 9)	204,863	48,332	(40,015)
Financial instruments – interest rate swap transaction (Note 20)	(818)	(13,404)	17,151
Provision for penalties due to delay in construction works (Note 15)	-	(1,404)	(2,137)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	-	7,666	5,516
Write-off of goodwill from remeasurement of investment in associate (Note 9)	101,953	-	-
Write-off of goodwill on acquisition of subsidiary (Note 9)	25,476	-	-
Impairment loss (Note 8.2)	-	610,105	-

Decrease/(increase) in operating assets
Trade accounts receivable	260,090	288,999	133,674
Properties for sale and land available for sale	258,476	21,759	(159,654)
Other assets	(9,317)	29,471	18,883
Prepaid expenses	(2,987)	(460)	7,622

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	13,137	(73,603)	9,243
Taxes and contributions	(5,412)	(9,874)	(7,195)
Payables for goods and service suppliers	18,683	31,991	(28,036)
Salaries, payroll charges and profit sharing	(14,266)	(17,740)	(25,464)
Other payables	(43,918)	(152,209)	(84,266)
Transactions with related parties	(27,548)	100,207	72,444
Paid taxes	(2,832)	(10,722)	(14,763)
Cash generated (used) from operating activities related to discontinued operations	51,959	68,821	(121,713)
Cash generated from operating activities	206,865	269,666	104,563

Investing activities
Acquisition of property and equipment, and intangible assets (Notes 10 and 11)	(20,463)	(35,838)	(33,340)
Acquisition of short-term investments	(1,079,167)	(1,417,794)	(3,502,264)
Redemption of short-term investments	1,183,878	1,611,200	3,699,616
Investments	(2,598)	(110)	(1,636)
Transaction costs related to the transaction of spin-off of Gafisa and Tenda (Note 8.2)	(9,545)	-	-
Proceeds from the exercise of preemptive rights (Note 1)	219,510	-	-
Proceeds from the refund for Tenda’s capital (Note 7)	105,170	-	-
Cash from investing activities related to discontinued operations	48,663	4,997	222,288
Cash from investing activities	445,448	162,455	384,664

Financing activities
Proceeds from loans, financing and debentures	453,370	579,391	734,552
Payment of loans, financing and debentures – principal	(870,472)	(719,390)	(806,398)
Payment of loans, financing and debentures – interest	(161,734)	(225,405)	(262,466)
Assignment of receivables	21,513	72,776	24,558
Payables to venture partners	(1,237)	(3,658)	(6,135)
Paid dividends	-	(17,682)	-
Loan transactions with related parties	5,044	1,130	(280)
Proceeds from treasury shares (Note 18.1)	818	9	599
Repurchase of treasury shares (Note 18.1)	-	(8,693)	(24,157)
Cash generated (used) in financing activities related to discontinued operations	24,089	(135,291)	(176,755)
Cash used in financing activities (Note 18.1)	(528,609)	(456,813)	(516,482)

(-) Net decrease in cash and cash equivalents related to discontinued operations	(124,711)	-	-

Net decrease in cash and cash equivalents	(1,007)	(24,692)	(27,255)

Cash and cash equivalents
At the beginning of the year	29,534	82,640	109,895
(-) Cash and cash equivalents at the end of the year from disposal group held for sale	-	(28,414)	-
At the end of the year	28,527	29,534	82,640

See accompanying notes to consolidated financial statements.

Gafisa S.A.

Consolidated statement of value added

Years ended December 31, 2017, 2016 and 2015

(In thousands of Brazilian Reais)

	2017	2016	2015

Revenues	657,713	983,664	1,561,815
Real estate development and sales	671,357	990,614	1,568,564
Reversal (recognition) of allowance for doubtful accounts	(13,644)	(6,950)	(6,749)
Inputs acquired from third parties (including taxes on purchases)	(902,574)	(1,569,281)	(1,010,112)
Operating costs - Real estate development and sales	(702,236)	(872,401)	(910,736)
Materials, energy, outsourced labor and other	(171,084)	(137,176)	(135,594)
Profit or loss of discontinued operations	98,175	(559,704)	36,218
Loss on realization of investment measured at fair value	(127,429)	-

Gross value added	(244,861)	(585,617)	551,703

Depreciation and amortization	(32,046)	(33,892)	(32,585)

Net value added produced by the entity	(276,907)	(619,509)	519,118

Value added received on transfer	(175,130)	10,107	117,321
Income (loss) from equity method investments	(204,863)	(48,332)	40,015
Financial income	29,733	58,439	77,306

Total value added to be distributed	(452,037)	(609,402)	636,439

Value added distribution	(452,037)	(609,402)	636,439
Personnel and payroll charges	94,180	115,054	124,920
Taxes and contributions	44,556	190,173	144,770
Interest and rents	259,083	248,967	292,300
Dividends	-	-	17,682
Retained earnings attributable to noncontrolling interests	281	(1,871)	3,470
Retained earnings (incurred losses)	(850,137)	(1,161,725)	53,297

See accompanying notes to consolidated financial statements.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Controlled entities substantially share managerial and operating structure, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1	Transactions with interest in the subsidiary Tenda – discontinued operations

On December 14, 2016, the Company disclosed a material fact informing about the execution of the stock sale and purchase agreement with Jaguar Real Estate Partners LP (“Jaguar”) for disposal of up to 30% of the shares issued by Tenda, for the price of R$ 8.13 per share, valuing Tenda’s capital stock at a total estimate of R$539,020. The completion of the transaction was subject to the verification of certain conditions precedent, of which the following are worth noting: (i) decrease in the capital stock of the Company, by refunding its shareholders for the shares corresponding to 50% of the capital stock of Tenda; and (ii) the completion of the procedure related to the exercise by Gafisa’s shareholders of the preemptive right to acquire 50% of Tenda’s shares.

The deadline for creditors objecting to the capital decrease was April 22, 2017, and no objection was made, so the decrease was made by delivering to the Company’s shareholders, as refund for the decreased capital, one common share of Tenda to each common share of Gafisa they owned, not including treasury shares. In relation to the preemptive right, the shareholders acquired the totality of shares made available, no share remaining for Jaguar. Accordingly, the shares representing 50% of Tenda’s capital were delivered to the shareholders who exercised the preemptive right in the total amount of R$219,510 and the agreement that had been entered into with Jaguar was terminated.

The Company also obtained, during this period, all contractual authorizations required for carrying out the transaction. With this, the spin-off between Gafisa and Tenda was completed on May 4, 2017, with the effective delivery of the totality of the shares representing Tenda’s capital in the respective capital reduction and preemptive right processes. The inflow of funds from the Preemptive Rights of R$219,510, as well as the amount receivable from the refund of Tenda’s capital of R$105,170 contributed to improve the liquidity condition and capital structure of the Company.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations --Continued

1.2	Increase in the capital of the Company

On December 20, 2017, the Extraordinary Shareholders’ Meeting approved the increase in the capital of the Company by up to R$300,000, with possibility of partial ratification in case a minimum of R$200,000 is subscribed, upon issuance, for private subscription, of a minimum of 13,333,333 new common shares and a maximum of 20,000,000 common shares, all registered, book entry, and with no par value, at a price per share of R$15.00, of which R$0.01 per share allocated to capital, and R$14.99 per share allocated to capital reserve. The capital increase is included in the Company’s plans for reinforcing cash availability, strengthening its capital structure in view of the current indebtedness level, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 27, 2018.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that Brazilian GAAP permits the application of percentage of completion accounting by real estate companies in more circumstances than are permitted by IFRS and has interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as “IFRS applicable to real estate development entities in Brazil, as approved by the Accounting Pronouncements Committee, or CPC, the CVM and the Federal Accounting Council, or CFC, including CPC Guideline 04 – Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities – regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method)”, including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 33. US GAAP condensed consolidated balance sheets have been included in Note 33 (d)(i) for 2017 and 2016 and US GAAP consolidated statement of profit or loss and comprehensive income (loss) for the years ended December 31, 2017, 2016 and 2015 have been included in Note 33 (d)(ii) and Note 33 (d)(iii), respectively.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

The consolidated financial statements of the Company include the financial statements of Gafisa and its direct and indirect subsidiaries. The Company controls an entity when it is exposed to, or has right to variable returns arising from its involvement with the entity and has the ability to affect those returns through the power that it exerts over the entity. The existence and the potential effects of voting rights, which are currently exercisable or convertible, are taken into account when evaluating whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date the control on which the control commences until the date on which control ceases.

The accounting practices have been applied consistently by all subsidiaries in the consolidated financial statements. The subsidiaries have the same fiscal year as the Company.

2.1.2.	Functional and presentation currency

The functional and presentation currency of the Company is Brazilian Real.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of consolidated financial statements --Continued

2.1.3.	Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPCs 03 – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the years ended December 31, 2017, 2016 and 2015.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

The calculation of the fair value less cost to sell is based on available information on sale transactions of similar assets or market prices less additional costs of disposal. The calculation of the value in use is based on the discounted cash flow model.

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

It also requires the determination of the most adequate data for the pricing model, including the expected option life, volatility and dividend income, and the corresponding assumptions. The assumptions and models used for estimating the fair value of share-based payments are disclosed in Note 18.3.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

c)	Provision for legal claims

The Company recognizes a provision for tax, labor and civil claims (Note 16). The assessment of the probability of loss includes the evaluation of the available evidences, the hierarchy of Laws, existing case law, the latest court decisions and their significance in the judicial system, and the opinion of external legal counsel. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)	Allowance for doubtful accounts

The Company measures the allowance for doubtful accounts based on assumptions which consider the history of its current operations and its estimates. Such estimates are annually reviewed to consider any changes in circumstances and histories.

e)	Warranty provision

The measurement of the warranty provision, to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed.

f)	Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction projects are regularly reviewed based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

The other provisions recognized in the Company are described in Note 2.2.22.

2.2.2.	Recognition of revenue and expenses

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale, and the transfer of significant risks and benefits, regardless of the timing of cash receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

•	The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in inventory (Note 2.2.7);

•	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of land and advances from customers";

•	Interest and inflation-indexation charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of accounts receivable, are included in “Real estate development, sale, barter transactions and construction services” when incurred, on a pro rata basis using the accrual basis of accounting;

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales —Continued

•	Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

•	The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and

•	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)   Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of the land acquired is determined on fair value of the units to be delivered, as a component of “properties for sale”, with a corresponding entry to “payables for purchase of properties and advances from customers”. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (i)(b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments, and mainly comprise cash and cash equivalents, short-term investments, accounts receivable, loans and financing, debentures, suppliers, payable for purchase of properties and advances from customers and other debts.

After initial recognition, financial instruments are measured as described below:

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

For the year ended December 31, 2017, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than to mitigate risk.

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

The financial assets of the Company include cash and cash equivalents, short-term investments, trade accounts receivable, and derivative financial instruments.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

Derecognition (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

•     The contractual rights to the cash flows from the asset expire; or

•     The Company transfers its rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

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

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

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
December 31, 2017
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

When an existing financial liability is substituted by another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in between the carrying amount and the fair value of the new liability is recognized in profit or loss.

2.2.4.	Cash and cash equivalents and short-term investments

Cash and cash equivalents substantially comprise demand deposits and bank certificates of deposit held under repurchase agreements, denominated in Reais, with high market liquidity and contractual maturities of 90 days or less, and for which there are no penalties or other restrictions for the immediate redemption thereof.

Short-term investments include bank deposit certificates, federal government bonds, exclusive investment funds that have their underlying assets fully consolidated and also restricted cash in guarantee to loans, which are classified at fair value through profit or loss (Note 4.2).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

Considering that financing its customers is an important part of the Company operations, the reversal of the present value adjustment was carried out as contra-entry to the group “Real estate development, sale, barter transactions and construction services” revenue, consistently with interest incurred on the portion of receivables balance related to the period subsequent to the handover of keys.

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

In this situation, the transaction cost is recorded in “financial expenses” in the statement of profit or loss for the year in which it is made.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.7.	Properties for sale

The Company and its subsidiaries acquire land for future real estate developments, on payment conditions in current currency or through barter transactions. Land acquired through barter transaction is stated at fair value of the units to be delivered, and the revenue and cost are recognized according to the criteria described in Note 2.2.2 (iii).

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

Land available for sale is measured at the lower of cost and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale in its current condition. Management shall commit to sell it within one year of the classification date.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.10.	Investments in associates

Investments in associates are recorded using the equity method.

When the Company's share of the losses of associates is equal to or higher than the amount invested, since the Company assumes obligations and makes payments on behalf of these companies, the Company recognizes a provision at an amount considered appropriate to meet the obligations of the associates (Note 9).

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
December 31, 2017
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

(i)	Current income tax and social contribution

Current tax is the expected tax payable or receivable/to be offset in relation to taxable profit for the year.

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

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and any other related right where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), of the corresponding development and which real estate units will be delivered to the buyers. Its main objective is to provide guarantees to the buyers’ rights in acquisition of units in construction. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available to be used to offset deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

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

These liabilities are stated at their known or estimated amounts, plus, when applicable, adjustment for charges and inflation-indexed variations through the balance sheet date, which contra-entry is recorded in profit or loss. When applicable, current and noncurrent liabilities are recorded at present value based on interest rates that reflect the term, currency and risk of each transaction.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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
December 31, 2017
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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies --Continued

2.2.20.	Debenture and public offering costs

Transaction costs and premiums on issuance of securities are accounted for as a direct reduction in the amount raised by the Company and are amortized over the terms of the instrument and the net balance is classified as reduction in the respective transaction (Note 13).

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

Contingent assets are recognized only when there are secured guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2017 and 2016 there are no claims involving contingent assets recorded in the consolidated balance sheet of the Company.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.22.	Provisions --Continued

(ii)	Allowance for doubtful account

The Company annually reviews its assumptions related to the establishment of its allowance for doubtful account, taking into account the review of the histories of its current operations and improvement of estimates.

The Company records an allowance for doubtful accounts for customers whose installments are past due, based on the assumptions made about each segment of the Company. This allowance is calculated based on the percentage-of-completion of the construction work, a methodology adopted for recognizing profit or loss for the year (Note 2.2.2).

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.23.	Sales taxes

For companies under the non-cumulative taxable profit regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, for companies under the taxable profit taxation regime, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimonio de afetação”, according to which the PIS and COFINS are calculated at 0.37% and 1.71%, respectively, on gross revenue.

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

Diluted earnings per share are calculated in a similar manner, except that the weighted average number of shares outstanding are increased, to include the additional shares that would be outstanding, in case the shares with dilutive potential attributable to stock option had been issued over the respective periods, using the weighted average price of shares.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.27.	Disposal group held for sale and profit or loss from discontinued operations

The Company classifies a disposal group as held for sale if its carrying value is expected to be recovered by means of a sale transaction. In such case, the asset or group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale and its sale must be highly probable.

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

The assets and liabilities of the group of assets held for sale are presented separately in the consolidated financial statements. The profit or loss of discontinued operations is presented at a single amount in the statement of profit or loss, which included the total after-tax income of these operations less any impairment-related loss. The net cash flows attributable to operating, investing and financing activities of discontinued operations are presented in Note 8.2.

According to Note 1, on December 14, 2016, the Company disclosed a material fact informing about the signature of the disposal of up to 30% of the shares issued by Tenda and the spin-off transaction between Gafisa and Tenda was completed on May 4, 2017 with the effective delivery of the totality of shares comprising Tenda’s capital in the respective processes of capital decrease and preemptive rights.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted

•	IFRS 9 – Financial Instruments (CPC 48)

IFRS 9 replaces the guidance of IAS 39 (CPC 38) Financial Instruments: Recognition and Measurement, and includes the new models for classification and measurement of financial instruments, and measurement of prospective expected credit losses for financial and contractual assets, as well as new requirements for hedge accounting. The standard maintains the existing guidance on the recognition and derecognition of financial instruments of IAS 39. IFRS 9 is effective for years beginning on or after January 1, 2018.

(i)	Classification and measurement of financial assets

IFRS 9 contains a new approach to the classification and measurement of financial assets that reflects the business model in which assets are managed and its cash flow characteristics, and contains three main financial asset classification categories: measured at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss. The standard eliminates the categories provided in IAS 39 of held to maturity, loans and receivables and available for sale.

Based on its evaluation, the Company concluded that the new classification requirements will not have a significant impact on the accounting for trade accounts receivable, loans, investments in debt securities, and investments in equity securities that are measured at fair value.

(ii)	Impairment - Financial Assets and Contractual Assets

IFRS 9 replaces the “incurred loss” model of CPC 38 (IAS 39) for a prospective “expected credit loss” model. It will require significant judgment about how the changes in economic factors affect expected credit losses, which will be determined based on weighted probabilities.

The new expected loss model will apply to the financial assets measured at amortized cost or fair value through other comprehensive income, with the exception of investments in equity instruments and contractual assets.

According to CPC 48 / IFRS 9, the expected loss allowances will be measured on one of the following bases: 12-month expected credit losses, that is, credit losses that result from those default events within 12 months after the reporting date; and full lifetime expected credit losses, that is, credit losses that result from all possible default events over the life of the financial instrument.

As a result of the discussions on the IFRS 15 (CPC 47) application from January 1, 2018, see paragraph about IFRS 15 below, the Company cannot estimate the effects of its adoption.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and not yet adopted --Continued

•	IFRS 15 – Revenue from Contracts with Customers (CPC 47)

This standard introduces new requirements for measurement and recognition of revenue. The IFRS 15 – Revenue from Contracts with Customers, requires an entity to recognize the amount of revenue reflecting the consideration it expects to receive in exchange for the control over such goods or services. The new standard replaced guidance on the recognition of revenue that currently exists under the IFRS, including the CPC 30 (IAS 18) Revenue and CPC 17 (IAS 11) Construction Contracts and ICPC 02 (IFRIC 15) Agreements for the Construction of Real Estate. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or the adoption of the method of keys, for example, will result of the contractual analysis made by Management.

During the year ended December 31, 2017, CPC formulated a consultation to the Interpretations Committee of IASB – IFRS IC on the application of the revenue recognition over time (POC) for certain contracts in the Brazilian environment.

The technical area of the CVM, through Letter CVM/SNC/SEP/No. 01/2018, instructed entities in the sense of maintaining the application of the provisions of Guideline OCPC 04 - Application of the Technical Interpretation ICPC 02 to the Brazilian Real Estate Development Entities, currently in effect, while such process is pending, and the wording of OCPC 04 is not adjusted to the IFRS 15. Accordingly, the Company is waiting the final outcome of the decision to measure, if applicable, the possible impact of CPC47 application on its financial statements.

This standard is applicable beginning on or after January 1, 2018 and can be applied retrospectively, adopting a cumulative effect approach.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2017	2016

Cash and banks	28,527	29,534
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	28,527	29,534

4.2.	Short-term investments

	2017	2016

Fixed-income funds (a)	66,885	123,868
Government bonds (LFT) (a)	1,207	6,018
Corporate securities (LF/DPGE) (a)	-	31,742
Securities purchased under resale agreements (b)	3,019	11,935
Bank certificates of deposit (a) / (c)	37,025	27,834
Restricted cash in guarantee to loans (d)	366	10,669
Restricted credits (e)	10,433	11,580

Total short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	118,935	223,646

(a)	Structure of exclusive Investment funds aimed at earning interest on funds in excess of the variation in the Interbank Deposit Certificate (CDI). These funds have mandates of risks that are periodically monitored and observe the internal investment policies in effect.

(b)	As of December 31, 2017, securities purchased under repurchase agreements are attributed in the structure of restricted Investment Funds aimed at earning interests above the variation in Interbank Deposit Certificate (CDI). As of December 31, 2016, securities purchased under repurchase agreements include interests earned through the reporting date of the statement of financial position, varying from 75% to 101.5% of CDI.

(c)	As of December 31, 2017, Bank Certificates of Deposit (CDBs) include interest earned through the reporting date of the statement of financial position, varying from 90% to 100.8% (from 90% to 100.8% in 2016) of Interbank Deposit Certificates (CDI) rate.

(d)	Restricted cash in guarantee to loans are investments in fixed-income funds, with appreciation of shares through investments only in federal government bonds, indexed to fixed rates or to price indexes, and pledged to guarantee a portion of the Company’s issuances. These amounts are periodically released, when there is a surplus of guarantee in the issuance and/or as provided for in the indenture. See further information in Note 16(b).

(e)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

5.	Trade accounts receivable of development and services

	2017	2016

Real estate development and sales	717,006	1,019,359
( - ) Allowance for doubtful accounts	(32,959)	(19,315)
( - ) Present value adjustments	(14,887)	(26,816)
Services and construction and other receivables	14,918	20,734

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	684,078	993,962

Current	484,761	722,640
Non-current	199,317	271,322

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

Maturity	2017	2016

Overdue:
Up to 90 days	70,403	64,830
From 91 to 180 days	17,861	45,442
Over 180 days	100,581	93,265
	188,845	203,537

Maturites:
2017	-	544,292
2018	329,821	111,007
2019	114,718	120,367
2020	89,099	45,552
2021	4,414	15,338
2022 onwards	5,027	-
	543,079	836,556

( - ) Present value adjustment	(14,887)	(26,816)
( - ) Allowance for doubtful account	(32,959)	(19,315)

	684,078	993,962

The total amount receivable from units sold and not yet delivered is not fully reflected in the consolidated financial statements. The balance recognized is limited to the portion of the recorded revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2017, the amount received from customers in excess of the recognized revenues totaled R$63,748 (R$35,024 in 2016), and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized in the consolidated financial statements for the year ended December 31, 2017 totaled R$9,866 (R$28,230 in 2016 and R$40,089 in 2015).

The balances of allowance for doubtful accounts are considered sufficient by the Company’s management to cover the incurred losses on realization of the accounts receivable.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable of development and services --Continued

The change in the allowance for doubtful accounts for the years ended December 31, 2017 and 2016, is as follows:

	Consolidated
	Receivables	Properties for sale (Note 6)	Net

Balance at December 31, 2015	(100,530)	21,764	(78,766)
Reclassification to discontinued operations	88,165	(21,764)	66,401
Additions (Note 22)	(8,438)	-	(8,438)
Write-offs / Reversals (Note 22)	1,488	-	1,488
Balance at December 31, 2016	(19,315)	-	(19,315)
Additions (Note 22)	(18,860)		(18,860)
Write-offs / Reversals (Note 22)	5,216		5,216
Balance at December 31, 2017	(32,959)		(32,959)

The reversal of the present value adjustment recognized in revenue from real estate development for the year ended December 31, 2017 totaled R$(11,928) (R$(3,762) in 2016 and R$6,106 in 2015) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 6.55% for the year 2017 (9.00% in 2016), net of Civil Construction National Index (INCC) of 4.97%.

The Company entered into the following Real Estate Receivables Agreement (CCI) transactions, which transferred a portfolio comprising select residential and business real estate receivables delivered and yet to be delivered arising out of Gafisa and its subsidiaries to the assignee. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction date	Assigned portfolio	Portfolio discounted to present value	Note 14
				2017	2016

(i)	Jun 27, 2011	203,915	171,694	1,502	2,148
(ii)	Dec 22, 2011	72,384	60,097	1,827	1,471
(iii)	Jul 06, 2012	18,207	13,917	29	68
(iv)	Nov 14, 2012	181,981	149,025	2,491	4,651
(v)	Dec 27, 2012	72,021	61,647	3,796	5,402
(vi)	Nov 29, 2013	24,149	19,564	2,850	4,307
(vii)	Nov 25, 2014	15,200	12,434	3,191	4,344
(viii)	Dec 03, 2015	32,192	24,469	10,523	15,988
(ix)	Mar 04, 2016	27,954	27,334	11,287	17,178
(x)	May 09, 2016	17,827	17,504	9,548	14,407
(xi)	Aug 16, 2016 (a)	15,418	14,943	7,574	9,164
(xii)	Dec 21, 2016	21,102	19,532	14,158	18,948
(xiii)	Mar 29, 2017	23,748	22,993	15,487	-

(a)	The consolidated balance of the transaction as of December 31, 2017 and 2016 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

In the transactions above, the Company and its subsidiaries are jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (viii) to (xiii) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, and collection from defaulting customers, among other, according to the criteria of each investor, being paid for these services.

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss in the account “Discount in Securitization Transaction” under financial expenses.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	2017	2016

Land	544,057	823,516
( - ) Write-down to net realizable value of land	(98,752)	(43,505)
( - ) Write-down to net realizable value of inventory surplus	-	(62,343)
( - ) Adjustment to present value	(9,829)	(8,781)
Property under construction (Note 29)	507,619	509,049
Completed units	359,601	557,426
( - ) Write-down to net realizable value of properties under construction and completed units	(80,710)	(59,663)

Total properties for sale	1,221,986	1,715,699

Current portion	882,189	1,122,724
Non-current portion	339,797	592,975

For the years ended December 31, 2017 and 2016, the change in the write-down to net realizable value of properties for sale is summarized as follows:

Balance at December 31,2015	(8,491)
Reclassification to discontinued operations	3,054
Additions:
Land (Note 23)	(43,505)
Property under construction and completed units (Note 23)	(54,226)
Inventory surplus (Notes 9 and 23)	(62,343)
Balance at December 31, 2016	(165,511)
Reclassification to land available for sale (Note 8.1)	62,343
Additions:
Land (Note 23)	(55,247)
Property under construction and completed units (Note 23)	(32,188)
Write-offs	11,141

Balance at December 31, 2017	(179,462)

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2017 amounts to R$301,025 (R$343,231 in 2016).

7.	Other assets

	2017	2016

Advances to suppliers	5,358	2,567
Recoverable taxes (IRRF, PIS, COFINS, among other)	33,623	25,901
Judicial deposit (Note 16.a)	83,523	79,785
Total other assets	122,504	108,253

Current portion	58,332	49,336
Non-current portion	64,172	58,917

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets held for sale

8.1	Land for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan approved for 2018. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to fair value less costs to sell, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2015	147,673	(41,816)	105,857
Reclassification to discontinued operations	(128,216)	26,726	(101,490)
Additions (Note 23)	2,269	(142)	2,127
Reversal/Write-offs	(9,490)	6,302	(3,188)
Balance at December 31, 2016	12,236	(8,930)	3,306
Reclassification of properties for sale (Note 6)	62,343	(62,343)	-
Additions (Note 23)	158,979	(59,897)	99,082
Reversal/Write-offs	(36)	-	(36)
Balance at December 31, 2017	233,522	(131,170)	102,352

8.2	Disposal group held for sale and profit or loss of discontinued operations

	2017	2016	2015

Impairment loss (i)	-	(610,105)	-
Disposal group held for sale (ii)	-	1,799,116	-
Total disposal group held for sale	-	1,189,011	-

Liabilities directly associated with assets held for sale (ii)	-	651,812	-

Reversal of impairment loss (i)	215,440	-	-
Portion related to payable for sale of shares (iii)	(107,720)	-	-
Transaction costs	(9,545)	-	-
Impairment loss on Tenda’s profit or loss	(22,780)	(610,105)	-
Tenda’s profit or loss for the period (ii)	22,780	50,401	36,218
Profit or loss of discontinued operations	98,175	(559,704)	36,218

(i) The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2016).

(ii) Amounts of assets held for sale, liabilities related to assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions, for the period ended May 04, 2017.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Assets held for sale--Continued

8.2	Disposal group held for sale and profit or loss of discontinued operations

For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460 (R$539,020 in 2016).

The remeasurement of the fair value of the disposal group held for sale is required by CPC 31 – Non-current Assets Held for Sale and Discontinued Operations, with changes recognized in gains or losses on discontinued operations, as well as by ICPC 07 – Distributions of Non-cash Assets to Owners, requires the adjustment of non-cash dividends related to the capital decrease at fair value until its settlement, with changes recognized in equity, as mentioned in 18.1.

Assets	2016	Liabilities	2016
Current assets		Current liabilities
Cash and cash equivalents	28,414	Loans and financing	41,333
Short-term investments	195,073	Payables for purchase of properties and advance from customers	131,280
Trade accounts receivable	250,474
Properties for sale	563,576	Other payables	150,663
Land for sale	75,227
Other current assets	104,606
Total current assets	1,217,370	Total current liabilities	323,276
Non-current		Non-current liabilities
Trade accounts receivable	176,673	Loans and financing	93,661
Properties for sale	211,711	Payables for purchase of properties and advance from customers	104,343
Other non-current assets	60,556
Investments	84,798	Provisions for legal claims	44,951
Property and equity and intangible assets	48,008	Other payables	85,581
Total non-current assets	581,746	Total non-current liabilities	328,536

Total assets	1,799,116	Total liabilities	651,812

The main lines of the statements of profit or loss and cash flow of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 05/04/2017	2016	2015	Cash flow	Period ended 05/04/2017	2016	2015
Net operating revenue	404,737	1,052,710	850,962	Operating activities	51,959	137,055	(85,495)
Operating costs	(269,144)	(729,705)	(605,584)	Investing activities	48,663	4,997	222,288
Operating expenses, net	(104,310)	(216,973)	(201,849)	Financing activities	24,089	(135,291)	(176,755)
Depreciation and amortization	(5,723)	(12,298)	(14,835)
Income from equity method investments	269	(5,456)	1,751
Financial income (expenses)	101	(20,043)	5,774
Income tax and social contribution	(4,519)	(20,966)	(6,522)
	21,411	47,269	29,697
Non-controlling interests	(1,369)	(9,381)	(623)
Net income for the year	22,780	56,650	30,320

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees

(a)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income (loss) from equity method investments
Jointly-controlled investees:		2017	2016	2017	2017	2017	2016	2017	2016	2017	2016	2017	2016	2015

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	137,928	21,843	116,085	120,794	(4,709)	17,421	58,043	60,397	(2,354)	8,711	11,432
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	32,908	515	32,393	32,151	5	6	25,914	25,721	4	5	(21)
Parque Arvores Empr. Imob. Ltda.(a)	-	50%	50%	33,735	3,119	30,616	26,615	4,000	(6,774)	15,308	13,308	2,000	(3,381)	1,724
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	31,184	3,041	28,143	38,184	(10,041)	3,116	14,072	19,092	(5,021)	1,558	1,840
FIT 13 SPE Empreendimentos Imobiliários Ltda.	-	50%	50%	23,259	2,374	20,885	20,892	(7)	(13,596)	10,442	10,446	(3)	-	-
Varandas Grand Park Emp. Imob. Spe Ltda(a)	-	50%	50%	69,613	49,755	19,858	25,826	(5,969)	(20,707)	9,930	12,913	(2,984)	(9,877)	(1,704)
Atins Emp. Imob.s Ltda.	-	50%	50%	29,866	10,867	18,998	18,201	797	58	9,499	9,101	398	29	(92)
Performance Gafisa General Severiano Ltda	-	50%	50%	28,371	17,000	11,371	10,802	(33)	(172)	5,686	5,401	(17)	(86)	-
Other (*)		50%	50%	159,604	74,866	84,739	92,879	(9,501)	(26,919)	44,964	49,908	(6,573)	(13,762)	(9,427)
Subtotal Jointly-controlled investees				546,468	183,380	363,088	386,344	(25,458)	(47,567)	193,858	206,287	(14,550)	(16,803)	3,752

Associates:
Alphaville Urbanismo S.A. (AUSA)	(a)	30%	30%	2,244,944	2,360,921	(141,290)	596,620	(764,142)	(108,298)	-	178,986	(186,856)	(32,490)	50,478
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,691	5,137	12,555	16,332	(4,102)	(5,864)	6,277	8,166	(2,051)	-	-
Other (*)				1,139	19	1,119	1,185	20	18	5,090	5,143	(15)	9	-
Subtotal associates				2,263,774	2,366,077	(127,616)	614,137	(768,224)	(114,144)	11,367	192,295	(188,922)	(32,481)	50,478

Subtotal subsidiaries, jointly-controlled investees and associates				2,810,242	2,549,457	235,472	1,000,481	(793,682)	(161,711)	205,225	398,582	(203,472)	(49,284)	54,230

Goodwill on associates	(b)									-	25,476	-	-	-
Goodwill on remeasurement of investment in associate	(b)									273,900	375,853	-	-	-

Total investments										479,125	799,911	(203,472)	(49,284)	54,230

(*) Includes companies with investment balances below R$ 5,000.

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the period		Investments		Income (loss) from equity method investments
Provision for net capital deficiency (c):	2017	2016	2017	2017	2017	2016	2017	2016	2017	2016	2017	2016	2015

Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	5,724	8,205	(2,481)	-	(3,215)	-	(1,240)	-	(1,581)	-	(10,631)
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	5,710	7,283	(1,573)	-	(2,267)	-	(787)	-	(1,131)	-	(4,704)
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	519	(519)	(270)	(519)	(349)	-	-	-	-	-
Other (*)			48	185	(137)	5,722	(259)	(94)	(36)	-	1,321	952	1,120
Total provision for net capital deficiency			11,482	16,192	(4,710)	5,452	(6,260)	(443)	(2,063)	-	(1,391)	952	(14,215)

Total Income from equity method investments											(204,863)	(48,332)	40,015

(*) Includes companies with investment balances below R$ 5,000.

(a)	In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(b)	Amount related to the goodwill resulting of the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$273,900 (R$375,853 in 2016), arising from the sale of control over the entity. As of December 31, 2017, the impairment test, which is performed annually based on the estimate of future profitability, or when circumstances indicate impairment of carrying value, identified the need for recognizing an impairment provision for loss on realization of R$127,429. The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed in this Note.

(c)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

(a)	Information on significant investees

	AUSA		Other associates and jointly-controlled investees
	2017	2016	2017	2016

Current assets	1,049,221	1,286,614	518,264	684,795
Non-current assets	1,195,723	1,321,380	47,034	60,002
Total assets	2,244,944	2,607,994	565,298	744,797

Current liabilities	413,469	1,378,611	152,023	219,253
Non-current liabilities	1,947,452	632,771	36,513	121,684
Total liabilities	2,360,921	2,011,373	188,536	340,937

	2017	2016	2015	2017	2016	2015
Net revenue	108,321	716,346	1,149,700	(3,837)	105,955	106,210
Operating costs	(420,381)	(381,595)	(582,323)	773	(84,704)	(83,252)
Depreciation and Amortization	(13,733)	(10,457)	(8,527)	(624)	(190)	(382)
Financial income (expenses)	(252,114)	(257,052)	(157,325)	(7,875)	(5,195)	7,757
Income tax and social contribution	3,385	(16,158)	(40,814)	(211)	(3,272)	(7,023)
Profit (loss) from Continued Operations	(764,142)	(108,298)	148,144	(29,540)	(53,413)	40,350

(b)	Change in investments

Balance at December 31, 2016	799,911
Income from equity method investments	(203,472)
Capital contribution (decrease)	9,401
Dividends receivable	(124)
Loss on realization of goodwill on remeasurement of investment in associate (Notes 9.i.c and 23)	(101,953)
Loss on realization of goodwill on acquisition of associate (Note 9.i.c)	(25,476)
Other investments	838
Balance at December 31, 2017	479,125

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to growth, cash flow and future cash flows are based on the Company’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. Consistent with the economic valuation techniques, the evaluation of the value in use is made for a five-year period, and after such period, considering the perpetuity of assumptions in view of the capacity for indefinite business continuity. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected between 2018 and 2022 considering the growth in sales, construction progress and client base of the different cash-generating units, considering the inflation adjustments to trade accounts receivable and provided services; (b) Operating costs and expenses – costs and expenses were projected in line with historical performance, as well as the historical growth of revenues; (c) pre tax discount rate at 14.70% in nominal terms, (d) growth rate used for extrapolating cash flow projections at 6.8%, and (e) calculation of perpetuity considering a growth of 4.1% p.a. equivalent to the long-term inflation estimate projected by the Brazilian Central Bank. The key assumptions were based on the historical performance of business units over the past five years, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

In the year ended December 31, 2017, the impairment test for goodwill performed by the Company resulted in the need of recognizing a provision for impairment loss in the amount of R$127,429, related to the goodwill on remeasurement of investment in the associate AUSA.

10.	Property and equipment

Type	2015	Addition	Write-off	Reclassification to disposal group held for sale	2016	Addition	Write-off	2017
Cost
Hardware	28,143	3,408	(4,311)	(13,582)	13,658	4,045	(5,564)	12,139
Leasehold improvements and installations	17,449	686	-	(8,020)	10,115	2,418	(3,468)	9,065
Furniture and fixtures	5,503	-	-	(4,315)	1,188	-	-	1,188
Machinery and equipment	4,039	-	-	(1,400)	2,639	1	-	2,640
Molds	13,067	-	-	(13,067)	-	-	-	-
Sales stands	15,724	10,799	(2,730)	(1,599)	22,194	7,261	(8,316)	21,139
	83,925	14,893	(7,041)	(41,983)	49,794	13,725	(17,348)	46,171

Accumulated depreciation
Hardware	(13,474)	(2,722)	4,311	5,886	(5,999)	(3,208)	5,506	(3,701)
Leasehold improvements and installations	(7,918)	(1,836)	-	3,069	(6,685)	(767)	1,982	(5,470)
Furniture and fixtures	(3,664)	(110)	-	2,952	(822)	(91)	-	(913)
Machinery and equipment	(1,898)	(264)	-	554	(1,608)	(264)	-	(1,872)
Molds	(3,379)	-	-	3,379	-	-	-	-
Sales stands	(4,416)	(10,103)	2,302	1,514	(10,703)	(9,056)	7,886	(11,873)
	(34,749)	(15,035)	6,613	17,354	(25,817)	(13,386)	15,374	(23,829)
Total property and equipment	49,176	(142)	(428)	(24,629)	23,977	339	(1,974)	22,342

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.	Property and equipment --Continued

The following useful lives and rates are used for calculating depreciation:

	Useful life	Annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2017 and 2016 there was no indication of impairment of property and equipment.

11.	Intangible assets

	2015					2016
	Balance	Addition	Write-down	Amortization	Reclassification to disposal group held for sale	Balance

Software – Cost	110,559	8,261	(625)	-	(34,774)	83,421
Software – Amortization	(65,408)	-	421	(13,433)	17,915	(60,505)
Other	6,715	6,070	-	(5,845)	(1,628)	5,312
Total intangible assets	51,866	14,331	(204)	(19,278)	(18,487)	28,228

	2016				2017
	Balance	Addition	Write-down	Amortization	Balance

Software – Cost	83,421	6,392	(10,556)	-	29,257
Software – Depreciation	(60,505)	-	9,846	(10,910)	(61,569)
Other	5,312	2,320	-	(7,040)	592
Total intangible assets	28,228	8,712	(710)	(17,950)	18,280

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

The test of recovery of the intangible assets of the Company resulted in the need for recognizing a provision for impairment for the year ended December 31, 2017 in the amount of R$710 (R$614 in 2016 and zero in 2015), related to the Company’s software.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2017	2016

National Housing System - SFH /SFI (i)	March 2018 to April 2021	8.30% to 14.00% + TR 12.87% and 137% of CDI	733,103	1,022,038
Certificate of Bank Credit - CCB (ii)	December 2018 to June 2021	130% of CDI 2.5%/ 3%/ 4.25%/ 5%+CDI	164,082	164,262

Total loans and financing (Note 20.i.d, 20.ii.a and 20.iii)			897,185	1,186,300

Current			442,073	604,795
Current – reclassification for non-compliance of covenant			39,000	65,000
Current portion			481,073	669,795
Non-current portion			416,112	516,505

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2017, the Company made payments in the total amount of R$84,240, of which R$45,235 related to principal and R$39,005 related to the interest payable. Additionally, during the year, the Company entered into three CCB transaction in the amount of R$99,000, with final maturity on June 2021.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The maturities of the current and non-current installments are as follows:

Maturity	2017	2016

2017	-	669,795
2018	481,073	422,523
2019	287,227	59,763
2020	116,799	27,126
2021	12,086	7,093

	897,185	1,186,300

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early redemption or refinancing of loans if the Company does not fulfill such restrictive covenants. The ratio and minimum and maximum amounts required under such restrictive covenants as of December 31, 2017 and 2016 are disclosed in Note 13. In view of the non-compliance of the covenants of a CCB transaction, which negotiation for obtaining the waiver from the creditor is in progress, the non-current portions of this transaction were reclassified into short term in the amount of R$39,000.

In line with the conditions to the commitment to the subscription of investors (Note 1), the Company renegotiated with creditors the postponement of the due date of debts in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021, on suspensive condition until the ratification of the capital increase, which was ratified on February 28, 2018 by the Board of Directors (Note 32.i).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing—Continued

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.52% as of December 31, 2017 (13.59% to 15.48% in 2016).

The following table shows the summary of financial expenses and charges and the capitalized rate in the account “properties for sale”.

	2017	2016	2015

Total financial charges for the year	178,137	235,153	279,632
Capitalized financial charges (Note 30)	(74,310)	(200,394)	(223,396)
Subtotal (Note 24)	103,827	34,759	56,236

Financial charges included in “Properties for sale”:

Opening balance	343,231	299,649	227,438
Capitalized financial charges	74,310	200,394	223,396
Charges recognized in profit or loss (Note 23)	(116,516)	(156,812)	(151,185)
Closing balance (Note 6)	301,025	343,231	299,649

The amount of properties for sale offered as guarantee for loans, financing and debentures is R$796,800 (R$784,131 in 2016).

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2017	2016

Seventh placement (i)	-	-	-	-	302,363
Ninth placement (iii)	50,195	CDI + 2.80%	July 2018	49,877	79,693
Tenth placement (iii)	55,000	IPCA + 8.22%	January 2020	71,011	69,212
Eleventh placement – 1st series (iv) (a)	87,810	CDI + 5.25%	February 2020	86,825	-

Total debentures (Note 20.i.d, 20.ii.a and 20.iii)				207,713	451,268

Current portion				88,177	314,139
Non-current portion				119,536	137,129

Rates

•	IPCA - Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado)

(a)	On November 1, 2017, the Company approved the 11th Private Placement of Non-convertible Debentures, with general guarantee, in two series in the total amount of R$120,000, of which R$90,000 refers to the 1st series and R$30,000 refers to the second series, with final maturity in February and November 2020, respectively. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by (i) the fiduciary assignment of credit rights deriving from the sale of a specific project, (ii) the fiduciary sale on units and (iii) the contracting of performance bond to guarantee the construction of a specific project is concluded. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (CDI) plus a surcharge equivalent to 5.25% p.a.. In the year ended December 31, 2017, the first series amounting to R$90,000 was released.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

In the year ended December 31, 2017, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	300,000	24,663	324,663
(ii)	30,198	8,215	38,413
(iii)	-	5,313	5,313
(iv)	2,190	1,133	3,323
	332,388	39,324	371,712

Maturities of current and non-current installments are as follows:

Maturity	2017	2016
2017	-	314,139
2018	88,177	94,316
2019	51,530	21,404
2020	68,006	21,409

	207,713	451,268

As of December 31, 2017, the Company exceeded the amount established in a restrictive financial debt covenant, as presented below, and entered into negotiation with the creditor to obtain a waiver for breaching the net debt for this period (*). For the year ended December 31, 2016, the Company obtained the waiver from the creditor. The Company analyzed the other debt contracts, and did not identify any impact on the cross restrictive covenants in relation to the aforementioned non-compliance. The ratio and minimum and maximum amounts required by such restrictive covenants are as follows:

	2017	2016
Seventh placement
Total account receivable(2) plus inventory required to be below zero or 2.0 times over net debt less venture debt (3)	Debt settled	53.98 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	Debt settled	3.11%
Total receivable plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	Debt settled	2.15 times

Ninth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt	2.77 times	2.34 times
Net debt cannot exceed 100% of equity plus noncontrolling interests (*)	126.08%	71.71%

Tenth placement
Total account receivable plus inventory required to be below zero or 2.0 times over net debt less venture debt(3)	11.83 times	53.98 times
Total debt less venture debt(3)), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus noncontrolling interests	29.54%	3.11%

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (*)(a)	126.08%	71.71%
Total accounts receivable plus inventory required to be below zero or 2.0 times over venture debt(3)	3.62 times	2.44 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	7.51 times	33.62 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus noncontrolling interests	29.54%	3.11%
Total receivable plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.93 times	2.15 times

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not yet recognized according to PoC .

(3)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

(a)	Covenant limit of 70%. For the period ended September 30, 2017 and year ended December 31, 2017, the covenant limit is 100%, according to the waiver obtained from the creditor.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables

The Company’s transactions of assignment of receivables are as follows:

	2017	2016

Assignment of receivables:
Obligation CCI June/2011 - Note 5(i)	1,502	2,148
Obligation CCI December/2011 - Note 5(ii)	1,827	1,471
Obligation CCI July/2012 - Note 5(iii)	29	68
Obligation CCI November/2012 - Note 5(iv)	2,491	4,651
Obligation CCI December/2012 - Note 5(v)	3,796	5,402
Obligation CCI November/2013 - Note 5(vi)	2,850	4,307
Obligation CCI November/2014 - Note 5(vii)	3,191	4,344
Obligation CCI December/2015 - Note 5(viii)	10,523	15,988
Obligation CCI March/2016 - Note 5(ix)	11,287	17,178
Obligation CCI May/2016 - Note 5(x)	9,548	14,407
Obligation CCI August/2016 - Note 5(xi)	7,574	9,164
Obligation CCI December/2016 - Note 5(xii)	14,158	18,948
Obligation CCI March/2017 - Note 5(xiii)	15,487
Obligation FIDC	130	954
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	84,393	99,030

Current portion	31,001	34,698
Non-current potion	53,392	64,332

Maturities of current and non-current installments are as follows:

Maturity	2017	2016

2017	-	34,698
2018	31,001	40,932
2019	20,042	20,000
2020	14,068	3,400
2021 onwards	19,282	-
	84,393	99,030

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until such process is complete, these amounts will be classified into a separate account in current and non-current liabilities.

15.	Other payables

	2017	2016

Cancelled contract payable	61,367	26,255
Warranty provision	26,070	29,568
Noncurrent sales taxes (PIS and COFINS – deferred and current sales taxes)	5,446	8,739
Provision for net capital deficiency (Note 9.i.d)	2,063	-
Long-term suppliers (Note 20.i.d)	3,187	4,046
Payables to venture partners (Note 20.ii.a and 20.iii) (a)	-	1,237
Share-based payment - Phantom Shares (Note 18.4)	4,060	2,596
Other liabilities	9,288	8,982

Total other payables	111,481	81,423

Current portion	104,386	69,921
Non-current portion	7,095	11,502

(a)	The Company entered in June 2011 into a private instrument for establishing the usufruct of 100% preferred shares of SPE-89 Empreendimentos Imobiliários S.A., over a period of six years, raising funds amounting to R$45,000. In the year ended December 31, 2017, the Company settled such payables and the total amount of dividends paid to the holders of preferred shares by SPE-89 Empreendimentos Imobiliários S.A. amounted to R$ 1,500.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
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

In the years ended December 31, 2017 and 2016, the changes in the provision are summarized as follows:

	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2015	149,621	400	92,961	242,982
(-) Reclassification to discontinued operations	(29,982)	(180)	(25,554)	(55,716)
Additional provision (Note 23)	49,872	2,965	17,959	70,796
Payment and reversal of provision not used	(71,332)	(61)	(23,711)	(95,104)
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23) (i)	89,704	-	18,144	107,848
Payment and reversal of provision not used (i)	(49,247)	(2,365)	(20,817)	(72,429)
Balance at December 31, 2017	138,636	759	58,982	198,377

Current portion	96,820	194	19,300	116,314
Non-current portion	41,816	565	39,682	82,063

(i)	Of this amount, R$18,171 refers to the recognition of the provision and payment in connection with unfavorable outcome of two arbitration cases brought by real estate venture partners, in which the main allegation was the delay in the completion of the ventures, and R$10,000 refers to the recognition of the provision for the arbitration case brought by a real estate venture partner, in which the main allegation refers to supposed construction defects in construction works performed by the Company.

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2017, the Company and its subsidiaries have deposited in court the amount of R$83,523 (R$79,785 in 2016) (Note 7).

	2017	2016

Civil lawsuits	42,147	33,313
Tax proceedings	25,500	24,806
Labor claims	15,876	21,666
Total (Note 7)	83,523	79,785

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

(i)	As of December 31, 2017, the provisions related to civil lawsuits include R$23,980 (R$18,337 in 2016) related to lawsuits in which the Company is included as a successor in enforcement actions and in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff believes that the Company should be liable for Cimob’s debts, as the Company would have taken on the obligations of Cimob after acquisition (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there are judicial deposits of R$16,818 (R$16,359 in 2016) related to these lawsuits.

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

(ii)	Environmental risk

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

In addition, environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal advisors to have possible losses of R$3,440 (R$4,924 in 2016).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(a)	Civil lawsuits, tax proceedings and labor claims --Continued

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2017, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$357,089 (R$249,153 in 2016), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	2017	2016

Civil lawsuits	251,402	156,523
Tax proceedings	45,240	52,812
Labor claims	60,447	39,818

	357,089	249,153

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including the obtainment of licenses from the proper authorities, and compliance with the terms for starting and delivering the real estate developments, being subject to legal and contractual penalties.

As of December 31, 2017, the Company and its subsidiaries have restricted cash, which will be released to the extent the guarantee indexes described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of three business office suites where its facilities are located, at a monthly cost of R$395 adjusted by the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of cancelled contracts corresponding to three-month rent, or in proportion to the contract expiration time. The estimate of minimum future rent payment of the business office suites (cancellable leases) amounts to R$29,764, considering until the maturity of contracts, as follows.

Estimate of payment	2017

2018	3,868
2019	4,431
2020	4,652
2021	4,885
2022 onwards	11,928
29,764

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.	Payables for purchase of properties and advances from customers

	Maturity	2017	2016

Payables for purchase of properties	January 2018 to October 2022	118,201	118,257
Present value adjustment		(10,352)	(9,469)
Advances from customers
Development and sales (Note 5)		63,748	35,024
Barter transaction - Land (Note 30)		137,237	151,885

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		308,834	295,697

Current portion		156,457	205,388
Non-current portion		152,377	90,309

Maturities of the current and non-current portions are as follows:

Maturity	2017	2016

2017	-	205,388
2018	156,457	71,119
2019	67,632	9,243
2020	40,987	8,116
2021	19,553	1,831
2022 onwards	24,205	-

	308,834	295,697

18.	Equity

18.1.	Capital

As resolved in the Extraordinary Shareholders’ Meeting held on February 20, 2017, the reverse split of the totality of common shares issued by the Company was carried out on March 23, 2017, at the ratio of 13.483023074 to 1, thus the 378,066,162 common shares issued by the Company started to represent 28,040,162 common shares, all registered and with no par value. Accordingly, all information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

As of December 31, 2017, the Company's authorized and paid-in capital amounts to R$2,521,152 (R$2,740,662 in 2016), represented in both periods by 28,040,162 registered common shares, with no par value, of which 938,044 (1,050,249 in 2016) were held in treasury.

According to the Company’s By-laws, capital may be increased without further amendments, upon resolution of the Board of Directors, which shall set the conditions for issuance up to the limit of 44,500,405 (forty-four million five hundred thousand four hundred and five) common shares.

On February 20, 2017, the decrease in the Company’s capital was approved in the amount of R$219,510, without cancellation of shares, corresponding to 50% of Tenda’s capital for purposes of distribution to the Company’s shareholders (Note 8.2). This amount was remeasured at the fair value of the assets distributed on May 4, 2017, resulting in an adjustment of R$107,720 in the period (Note 8.2).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.1.	Capital --Continued

In the year ended December 31, 2017 no treasury shares were acquired (334,020 shares in the total amount of R$8,693 in 2016). Additionally, the Company transferred 112,203 shares (68,814 in 2016), in the total amount of R$3,435 (R$2,149 in 2016) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$818 (R$9 in 2016).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Number (i)	Weighted average price	% - on shares outstanding	2017	2016	2017	2016
11/20/2001	44,462	38.9319	0.16%	910	1,115	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51.9927	5.09%	28,073	34,410	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35.5323	12.03%	66,371	81,353	115,265	115,265
Stock options exercised	(405,205)	43.3928	-1.50%	(8,290)	(10,162)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-7.56%	(41,720)	(51,137)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27.3124	3.28%	18,096	22,181	24,157	24,157
Stock options exercised	(90,622)	33.3473	-0.34%	(1,854)	(2,272)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-8.25%	(45,524)	(55,800)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26.0254	1.24%	6,834	8,377	8,693	8,693
Stock options exercised	(68,814)	31.2290	-0.26%	(1,408)	(1,726)	(2,149)	(2,149)
Changes in 2017:
Stock options exercised	(112,203)	30.6320	-0.42%	(2,296)	-	(3,435)	-
	938,044	31.0081	3.48%	19,192	26,339	29,089	32,524

(*)	Market value calculated based on the closing share price on December 31, 2017 at R$20.46 in 2017 (R$25.08 in 2016, adjusted after reverse split) not considering the effect of occasional volatilities.

(i)	Amount presented adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the execution of legal proceedings (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2015	367,481
Repurchase of treasury shares	(4,504)
Transfer related to the stock option plan	928
Shares held by the Management members of the Company	(2,838)
Outstanding shares as of December 31, 2016	361,067
Reverse split of shares (Note 18(i))	(334,288)
Outstanding shares as of December 31, 2016 adjusted	26,779
Transfer related to the stock option plan	81
Change in shares held by the management members of the Company	112
Outstanding shares as of December 31, 2017	26,972

Weighted average shares outstanding (Note 27)	26,891

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.2.	Allocation of net income (loss) for the year

According to the Company’s By-laws, profit for the year is allocated as follows, after deduction for occasional accumulated losses and provision for income taxes and social contribution: (i) 5% to legal reserve, until it reaches 20% of capital, or when the legal reserve balance plus the balances of capital reserves exceeds 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by referendum of the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the year 2017.

The absorption of losses incurred for the year 2016 by the income reserve and legal reserve, according to Article 189 of Act 6.404/76, is as follows:

Net loss for 2016	(1,163,596)
(-) Income reserve	266,520
(-) Legal reserve	35,315
Balance of accumulated losses for 2016	(861,761)
Net loss for 2017	(849,856)
Balance of accumulated losses for 2017	(1,711,617)

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) in the years ended December 31, 2017 and 2016:

	2017	2016	2015

Equity-settled stock option plans	3,500	5,114	6,937
Phantom Shares (Note 18.4)	1,464	1,707	889
Total stock option grant expenses (Note 23)	4,964	6,821	7,826

(i)	Gafisa

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.3.	Stock option plan -- Continued

(i)	Gafisa--Continued

Changes in the stock options outstanding in the years ended December 31, 2017 and 2016, including the respective weighted average exercise prices are as follows:

	2017		2016
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	957,358	28.50	870,975	24.69
Options granted	-	-	163,900	35.33
Options exercised (i)	(112,203)	(14.65)	(69,009)	(0.13)
Options cancelled and adjustment to number due to the discontinued operations of Tenda, net	(3,983)	(21.07)	(8,508)	(0.13)
Options outstanding at the end of the year	841,172	16.99	957,358	28.50

(i)	In the year ended December 31, 2017, the amount received through exercised options was R$818 (R$9 in 2016).

As of December 31, 2017, the stock options outstanding and exercisable are as follows:

Outstanding options			Exercisable options
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

841,172	3.74	16.99	344,006	17.69

During the year ended December 31, 2017, the Company did not grant options in connection with its stock option plans comprising common shares (163,900 options granted in 2016).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

In 2016, the fair value of the options granted totaled R$1,265, which was determined based on the following assumptions:

2016(i)
Pricing model	Binomial
Exercise price of options (R$)	R$35.32
Weighted average price of options (R$)	R$35.32
Expected volatility (%) – (*)	53%
Expected option life (years)	5.78 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	14.13%

(*) The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

(i) Amount presented adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity--Continued

18.4.	Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2017, the amount of R$4,060 (R$2,596 in 2016), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015

Profit (loss) before income tax and social contribution, and statutory interest	(971,412)	(501,941)	35,419
Income tax calculated at the applicable rate - 34%	330,280	170,660	(12,043)

Net effect of subsidiaries taxed by presumed profit and RET	(17,876)	2,035	19,711
Income from equity method investments	(65,810)	(19,546)	13,605
Tax losses (tax loss carryforwards used)	-	-	(4,101)
Stock option plan	(1,190)	(2,895)	(2,714)
Reversal of goodwill	(56,614)	-	-
Other permanent differences	(2,169)	(5,702)	(14,203)
Charges on payables to venture partners	(1,146)	(361)	761
Net effect on discontinued operations (a)	(25,413)	-	-
Tax benefits recognized (unrecognized)	(136,962)	(244,271)	(1,674)
	23,100	(100,080)	(658)

Tax expenses - current	(2,832)	(10,722)	(14,763)
Tax income (expenses) - deferred	25,932	(89,358)	14,105

(a)	Effect attributable to discontinued operations not reflected in the profit base before taxes, however, with effect of reducing the tax base of the entity.

(ii)	Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards from prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is likely to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution --Continued

As of December 31, 2017 and 2016, deferred income tax and social contribution are from the following sources:

	2017	2016
Assets
Provisions for legal claims	67,448	55,406
Temporary differences – Deferred PIS and COFINS	10,117	11,333
Provisions for realization of non-financial assets	225,234	143,073
Temporary differences – CPC adjustment	20,613	24,044
Allowance for Impairment loss of asset held for sale	-	207,436
Other provisions	23,479	15,401
Income tax and social contribution loss carryforwards	310,933	129,163
Tax benefits from subsidiaries	-	49,174
	657,824	635,030

Unrecognized deferred tax assets of discontinued operations	-	(207,436)
Unrecognized deferred tax assets of continued operations	(595,344)	(250,944)
	(595,344)	(458,380)
Liabilities
Negative goodwill	(2,069)	(92,385)
Temporary differences – CPC adjustment	(104,321)	(143,436)
Differences between income taxed on cash basis and recorded on an accrual basis	(30,563)	(41,234)
	(136,953)	(277,055)

Total net	(74,473)	(100,405)

The Company has income tax and social contribution loss carryforwards for offset in the following amounts:

	2017			2016
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	914,509	914,509	-	379,892	379,892	-
Deferred tax asset (25%/9%)	228,627	82,306	310,933	94,973	34,190	129,163
Recognized deferred tax asset	23,468	8,449	31,917	55,712	20,056	75,768
Unrecognized deferred tax asset	205,159	78,357	279,016	39,261	14,134	53,395

As a result of the loss for the year 2016, the Company made the reversal of a portion of the previously recognized deferred tax assets. The portion of remaining tax loss is limited to 30% of the deferred tax liabilities related to the goodwill arising from the remeasurement of the portion of remaining investment of AUSA, and temporary differences to be taxed – CPC adjustments, which do not have established realization term.

In the year ended December 31, 2017, the effect of income tax and social contribution credit on statement of profit or loss of the Company is mainly caused by the impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments with the objective of hedging is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the following risk factors:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2017 and 2016, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

b)	Derivative financial instruments --Continued

As of December 31, 2017, the Company had derivative contracts for hedging purposes in relation to interest rate fluctuations, with final maturity in July 2018. The derivative contracts are as follows:

	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2017	2016

Banco Votorantim S.A. (a)	27,500	Fixed 15.1177%	CDI + 1.6344%	12/20/2016	06/14/2017	-	88
Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	404	(313)
Banco HSBC (b)	194,000	Fixed 12.8727%	120% CDI	09/29/2014	04/17/2017	-	(556)
Banco Votorantim S.A. (c)	55,000	IPCA + 8.22%	120% CDI	03/17/2015	01/19/2017	-	4,521
	Total derivative financial instruments (Note 20.i.d and Note 20.ii.a)					404	3,740

				Current		404	(5,290)
				Non-current		-	9,030

In the year ended December 31, 2017, the Company performed the early redemption of the above derivative contracts:

	Data	Total Amount
(a)	06/14/2017	153
(b)	04/17/2017	1,850
(c)	01/19/2017	4,259
		6,262

During the year ended December 31, 2017, the income of R$818 (R$13,404 in 2016) in the consolidated financial statements, which refers to net result of the interest swap transaction, arising from the payment in the amount of R$4,154 and the negative change to market of R$3,336, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, and thus correlating the impact of such transactions and the interest rate fluctuation in the consolidated financial statements (Note 24).

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
December 31, 2017
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

The maturities of financial instruments of loans and financing, suppliers, debentures, payables for purchase of properties and advance from customers, obligations assumed on assignment of receivables, cash and cash equivalents, short term investments and trade accounts receivables are as follows:

Year ended December 31, 2017
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12) (a)	481,073	416,112	-	-	897,185
Debentures (Note 13) (a)	88,177	119,536	-	-	207,713
Obligations assumed on assignment of receivables (Note 14)	31,001	34,134	12,103	7,155	84,393
Suppliers (Note 15 and Note 20.ii.a)	98,662	3,187	-	-	101,849
Payables for purchase of properties and advance from customers (Note 17)	156,457	108,619	43,758	-	308,834
	855,370	681,588	55,861	7,155	1,599,974
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	147,462	-	-	-	147,462
Trade accounts receivable (Note 5)	484,761	189,877	9,440	-	684,078
	632,223	189,877	9,440	-	831,540

(a)	In line with the conditions to the commitment to the subscription of investors (Note 1), the Company renegotiated with creditors the postponement of the due date of debts in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021, on suspensive condition until the ratification of the capital increase, which was ratified on February 28, 2018 by the Board of Directors (Note 32.i).

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs different from the quoted market prices in active markets included in Level 1, which are observable, directly (as prices) or indirectly (prices derivate); and

Level 3: inputs to asset or liability not based on observable market data (unobservable inputs).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

d)	Liquidity risk --Continued

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2017 and 2016 is as follows:

	Fair value classification
As of December 31, 2017	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-

	Fair value classification
As of December 31, 2016	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	223,646	-
Derivative financial instruments (Note 20.i.b)	-	3,740	-

In the years ended December 31, 2017 and 2016, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the consolidated financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using rates that are annually available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2017 and 2016 are as follows:

	2017		2016
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Cash and cash equivalents (Note 4.1)	28,527	28,527	29,534	29,534
Short-term investments (Note 4.2)	118,935	118,935	223,646	223,646
Derivative financial instruments (Note 20(i)(b))	404	404	3,740	3,740
Trade accounts receivable (Note 5)	684,078	684,078	993,962	993,962
Loans receivable (Note 21.1)	22,179	22,179	25,529	25,529

Financial liabilities
Loans and financing (Note 12)	897,185	944,821	1,186,300	1,188,603
Debentures (Note 13)	207,713	227,655	451,268	470,179
Payables to venture partners (Note 15)	-	-	1,237	1,414
Suppliers	101,849	101,849	83,166	83,166
Obligations assumed on assignment of receivables (Note 14)	84,393	84,393	99,030	99,030
Payables for purchase of properties and advance from customers (Note 17)	308,834	308,834	295,697	295,697
Loans payables (Note 21.1)	10,511	10,511	8,820	8,820

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments --Continued

a)	Risk of debt acceleration

As of December 31, 2017, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, and other. These restrictive covenants have been observed by the Company and do not limit its ability to conduct its business as usual. As mentioned in Note 13, in view of the non-compliance with the covenants of a CCB issue and the ninth debenture issuance, the non-current portions of such transactions were reclassified into short term. The Company is negotiating with the creditor a waiver for the non-compliance of the ratio established in the contractual clauses, not requiring the early payment and/or declaration of debt acceleration. The Company analyzed other debt contracts and did not identify any impact on the cross-covenants in relation to the aforementioned non-compliance.

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

There were no changes in objectives, policies or procedures during the years ended December 31, 2017 and 2016.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables and payables to venture partners less cash and cash equivalents and short-term investments:

	2017	2016

Loans and financing (Note 12)	897,185	1,186,300
Debentures (Note 13)	207,713	451,268
Payables to venture partners (Note 15)	-	1,237
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(147,462)	(253,180)
Net debt	957,436	1,385,625
Equity	759,404	1,930,453

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2017 and 2016, except swap contracts, which are analyzed through their due dates, describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule No. 475/08, in order to present a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2017, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI and IPCA;

c)	Accounts receivable and payables for purchase of property, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2017, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.89%, TR rate at 0%, INCC rate at 4.25%, IPCA rate at 2.95% and IGP-M rate at -0.53%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company presents in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the scenarios above, as of December 31, 2017. The effects on equity are basically the same ones on profit or loss.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	699	1,748	3,497	(3,497)	(1,748)	(699)
Loans and financing	Increase/decrease of CDI	(2,603)	(6,508)	(13,016)	13,016	6,508	2,603
Debentures	Increase/decrease of CDI	(376)	(941)	(1,882)	1,882	941	376
Derivative financial instruments	Increase/decrease of CDI	(41)	(104)	(206)	214	106	41

Net effect of CDI variation		(2,321)	(5,805)	(11,607)	11,615	5,807	2,321

Loans and financing	Increase/decrease of TR	nm	nm	nm	nm	nm	nm

Net effect of TR variation		nm	nm	nm	nm	nm	nm

Debentures	Increase/decrease of IPCA	(198)	(494)	(988)	988	494	198
Net effect of IPCA variation		(198)	(494)	(988)	988	494	198

Accounts receivable	Increase/decrease of INCC	1,353	3,384	6,767	(6,767)	(3,384)	(1,353)
Payables for purchase of properties	Increase/decrease of INCC	(1,258)	(3,145)	(6,290)	6,290	3,145	1,258

Net effect of INCC variation		95	239	477	(477)	(239)	(95)

Accounts receivable	Increase/decrease of IGP-M	188	471	942	(942)	(471)	(188)
Net effect of IGP-M variation		188	471	942	(942)	(471)	(188)

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current account	2017	2016

Assets
Current account (a):
Total SPEs	39,491	50,232
Subsidiaries	29,697	19,369
Jointly-controlled investees	9,761	30,545
Associates	33	318
Condominium and consortia (b) and thirty party’s works (c)	12,399	7,223
Loan receivable (d) (Note 20.ii.a)	22,179	25,529
	74,069	82,984

Current portion	51,890	57,455
Non-current	22,179	25,529

Liabilities
Current account (a):
Total SPEs	(52,686)	(76,791)
Subsidiaries	(18,613)	(17,230)
Jointly-controlled investees	(25,471)	(50,679)
Associates	(8,602)	(8,882)
Loan payable (d) (Note 20.ii.a)	(10,511)	(8,820)
	(63,197)	(85,611)

Current portion	(63,197)	(85,611)
Non-current portion	-	-

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations and management of amounts reciprocally granted which are offset at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable by the Company are presented below. Maturities for these loans range from January 2018 to the duration of the related real estate developments and are tied to the cash flows of the related developments.

	2017	2016	Nature	Interest rate

Scena Ipiranga - Liga das Senhoras Católicas.	-	6,635	Construction	12% p.a. + IGPM
Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	4,778	4,250	Construction	12% p.a. + IGPM
Manhattan Residencial I	1,791	2,486	Construction	10% p.a. + TR
Target Offices & Mall	15,610	12,158	Construction	12% p.a. + IGPM
Total loan receivable	22,179	25,529

Dubai Residencial	3,887	3,403	Construction	6% p.a.
Parque Árvores	4,673	2,437	Construction	6% p.a.
Parque Águas	1,951	2,980	Construction	6% p.a.
Total loan payable	10,511	8,820	Construction	100% of CDI

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties --Continued

21.1.	Balances with related parties --Continued

In the year ended December 31, 2017 the recognized financial income from interest on loans amounted to R$2,220 (R$687 in 2016 and R$10,049 in 2015) (Note 24).

Information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$317,716 as of December 31, 2017 (R$424,966 in 2016).

22.	Net operating revenue

	2017	2016	2015
Gross operating revenue
Real estate development, sale, barter transactions and construction services	671,357	990,613	1,568,566
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	(13,644)	(6,950)	(6,749)
Taxes on sale of real estate and services	(48,890)	(67,965)	(118,460)
Net operating revenue	608,823	915,698	1,443,357

23.	Costs and expenses by nature

These are represented by the following:

	2017	2016	2015
Cost of real estate development and sale:
Construction cost	(340,723)	(346,827)	(587,636)
Land cost	(142,544)	(296,008)	(225,984)
Development cost	(31,130)	(42,353)	(51,359)
Provision for loss on realization of properties for sale (Note 6 and 8)	(147,332)	(160,216)	618
Capitalized financial charges (Note 12)	(116,516)	(156,812)	(151,185)
Maintenance / warranty	(40,506)	(26,997)	(46,375)
Total cost of real estate development and sale	(818,751)	(1,029,213)	(1,061,921)

Selling expenses:
Product marketing expenses	(37,407)	(45,239)	(50,486)
Brokerage and sale commission	(29,652)	(28,214)	(18,194)
Customer Relationship Management (CRM) and corporate marketing expenses	(19,815)	(20,351)	(28,094)
Other	(694)	(1,142)	(1,175)
Total selling expenses	(87,568)	(94,946)	(97,949)

General and administrative expenses:
Salaries and payroll charges	(33,547)	(37,558)	(37,579)
Employee benefits	(3,236)	(4,331)	(4,551)
Travel and utilities	(437)	(622)	(713)
Services	(17,125)	(10,608)	(10,063)
Rents and condominium fees	(5,567)	(8,037)	(8,984)
IT	(13,559)	(18,409)	(13,011)
Stock option plan (Note 18.3)	(4,964)	(6,821)	(7,826)
Reserve for profit sharing (Note 25.iii)	(13,375)	(18,750)	(14,000)
Other	(903)	(1,449)	(715)
Total general and administrative expenses	(92,713)	(106,585)	(97,442)

Other income (expenses), net:
Loss on realization of investment stated at fair value (Note 9)	(101,953)	-	-
Addition for provision for legal claims and commitments (Note 16)	(107,848)	(70,796)	(91,193)
Other income (expenses), net	(1,749)	(8,196)	(16,441)
Total other income (expenses), net	(211,550)	(78,992)	(107,634)

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.	Financial income (expenses)

	2017	2016	2015
Financial income
Income from financial investments	19,876	40,940	66,153
Derivative transactions (Note 20.i.b)	818	13,404	-
Financial income on loans (Note 21.i)	2,220	687	10,049
Other financial income	6,819	3,408	1,104
Total financial income	29,733	58,439	77,306

Financial expenses
Interest on funding, net of capitalization (Note 12)	(103,827)	(34,759)	(56,236)
Amortization of debenture cost	(5,016)	(3,053)	(3,831)
Payables to venture partners	(314)	(1,506)	(1,891)
Banking expenses	(16,714)	(9,687)	(4,113)
Derivative transactions (Note 20 (i) (b))	-	-	(17,151)
Offered discount and other financial expenses	(11,130)	(35,113)	(44,506)
Total financial expenses	(137,001)	(84,118)	(127,728)

25.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2017, 2016 and 2015, related to the compensation of the Company’s key management personnel and fiscal council are as follows:

	Management compensation
Year ended December 31, 2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,460	203
Direct and indirect benefits	-	203	-
Others (INSS)	339	692	41
Monthly compensation (in R$)	169	363	20
Total compensation	2,032	4,355	244
Profit sharing (Note 25 (iii))	-	1,625	-
Total compensation and profit sharing	2,032	5,980	244

	Management compensation
Year ended December 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,682	3,575	197
Direct and indirect benefits	-	345	-
Others (INSS)	297	715	39
Monthly compensation (in R$)	165	386	20
Total compensation	1,979	4,635	236
Profit sharing (Note 25 (iii))	-	2,275	-
Total compensation and profit sharing	1,979	6,910	236

	Management compensation
Year ended December 31, 2015	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,575	198
Direct and indirect benefits	-	393	-
Others (INSS)	339	715	40
Monthly compensation (in R$)	169	390	29
Total compensation	2,032	4,683	238
Profit sharing (Note 25 (iii))	-	2,247	-
Total compensation and profit sharing	2,032	6,930	238

The amount related to the stock compensation of the Company’s management was R$3,317 for the year ended December 31, 2017 (R$3,785 in 2016 and R$4,861 in 2015).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees --Continued

(i)	Management compensation--Continued

The maximum aggregate compensation of the Company’s management members for the year 2017, was established at R$18,739 (R$19,823 in 2016), as approved at the Annual Shareholders’ Meeting held on April 28, 2017.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2018, was approved at R$261 (R$245 in 2016).

(ii)	Sales transactions

In the year ended December 31, 2017 and December 31, 2016, there were no units sold to the Management and the total receivables is R$168 (R$957 in 2016).

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, and those of its subsidiaries to participate in the distribution of profits the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2017, the Company recorded a provision for profit sharing amounting to R$13,375 in the consolidated financial statements (R$18,750 in 2016 and R$14,000 in 2015) in the account “General and Administrative Expenses" (Note 23).

	2017	2016	2015

Executive officers (Note 25.i)	1,625	2,275	2,247
Other employees	11,750	16,475	11,753
Total profit sharing	13,375	18,750	14,000

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period. An assessment is performed subsequent to year-end of the achievement of the Company’s and its employees’ targets, and the payment shall be made in April 2018.

As presented in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 28, 2017.

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

The liabilities covered by insurance and the respective amounts as of December 31, 2017 are as follows:

Insurance type	Coverage – R$
Engineering risks and guarantee for completion of work	623,944
Civil liability (Directors and Officers – D&O)	165,400
789,344

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earning (loss) per share

The Company is required to present basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each year presented, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options had been issued during the respective periods, using the weighted average stock price.

As mentioned in Note 18.1, on February 20, 2017, the reverse split of the totality of common shares was approved, in the ratio of 13.483023074 to 1, changing from 378,066,162 common shares to 28,040,162 common shares. All information related to the number of shares was retroactively adjusted to reflect such reverse split of shares.

The following table presents the calculation of basic and diluted earnings and loss per share. In view of the loss for the year ended December 31, 2017 and 2016, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2017	2016	2015
Basic numerator
Proposed dividends and interest on equity	-	-	-
Undistributed profit (loss) from continued operations	(948,031)	(610,141)	44,129
Undistributed profit (loss) from discontinued operations	98,175	(553,455)	30,320
Undistributed profit (loss), available for the holders of common shares	(849,856)	(1,163,596)	74,449

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,891	26,921	27,262

Basic earnings (loss) per share in Reais	(31.604)	(43.222)	2.731
From continued operations	(35.255)	(22.664)	1.619
From discontinued operations	3.651	(20.558)	1.112
Diluted numerator
Proposed dividends and interest on equity	-	-	-
Undistributed loss from continued operations	(948,031)	(610,141)	44,129
Undistributed profit (loss) from discontinued operations	98,175	(553,455)	30,320
Undistributed loss, available for the holders of common shares	(849,856)	(1,163,596)	74,449

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	26,891	26,921	27,262
Stock options	61	95	186
Anti-dilution effect	(61)	(95)	-
Diluted weighted average number of shares	26,891	26,921	27,448

Diluted earnings (loss) per share in Reais	(31.604)	(43.222)	2.712
From continued operations	(35.255)	(22.664)	1.608
From discontinued operations	3.651	(20.558)	1.105

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the years ended December 31, 2017, 2016 and 2015.

29.	Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are presented in the statement of profit or loss, and the advances received in the account “Payables for purchase of property and advances from customer”. The Company presents below information on the real estate developments under construction as of December 31, 2017:

2017

Unappropriated sales revenue of units sold	387,961
Unappropriated estimated cost of units sold	(244,010)
Unappropriated estimated cost of units in inventory	(152,274)

(i) Unappropriated sales revenue of units sold
Developments under construction:
Contracted sales revenue	1,153,145
Appropriated sales revenue	(765,184)
Unappropriated sales revenue (a)	387,961
(ii) Unappppropriated estimated costs of units sold
Developments under construction:
Estimated cost of units	(738,441)
Incurred cost of units	494,431
Unappropriated estimated cost (b)	(244,010)
(iii) Unappropriated estimated costs of units in inventory
Developments under construction:
Estimated cost of units	(659,893)
Incurred cost of units (Note 6)	507,619
Unappropriated estimated cost	(152,274)
(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2017, the percentage of assets consolidated in the financial statements related to real estate developments in SPE’s and in the “afetação” regime, based on which the land and any other related right where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets) was 18.0% (35.7% in 2016).

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	2017	2016

Capital contribution (reduction)	(12,360)	99,347
Capitalized financial charges (Note 12)	(74,310)	(200,394)
Physical barter – Land (Note 17)	(14,648)	(28,049)
	(101,318)	(129,096)

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities

	Transactions affecting cash				Transactions not affecting cash
	Opening balance 2016	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2017

Loans, financing and debentures (Notes 12 and 13)	(1,637,567)	(453,370)	161,734	870,472	(46,166)	-	(1,104,897)
Loans (Note 21.1)	16,709	(6,666)	-	-	1,625	-	11,668
Payables to venture partners (Note 15)	(1,237)	-	360	1,140	(263)	-	-
Disposal of treasury shares (Note 18.1)	32,524	(818)	-	-	-	(2,617)	29,089
	(1,589,571)	(460,854)	162,094	871,612	(44,804)	(2,617)	(1,064,140)

31.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company provide all documents from January 1, 2010 to July 10, 2012, the Company’s reply date, related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and any documents relating to possible financial or accounting irregularities or improprieties, and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. As of the publication of these financial statements, no further inquiries or communications have been received from the SEC related to this matter.

32.	Subsequent events

(i)	Capital increase

During the preemptive right’s exercise period, ended on January 19, 2018, and the two periods for subscribing unsubscribed shares, ended on February 2, 2018 and February 21, 2018, respectively, 16,717,752 common shares were subscribed, all registered with no par value, at the issue price of R$15.00 per share, of which R$0.01 allocated to capital and R$14.99 allocated to capital reserve, totaling R$250,766.

Accordingly, on February 28, 2018, the Board of Directors partially ratified the Capital Increase, in the amount of R$167, so that the Company’s capital will amount to R$2,521,318, represented by 44,757,914 common shares, all registered, book entry, and with no par value.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015

(a)	Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

(i)	Revenue recognition

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015--Continued

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

Additionally, as part of the analysis of this adjustment, the Company also determined the effect over the non-controlling interest from their consolidated subsidiaries. The amount of income to the non-controlling interest for this adjustment was R$(3,013), R$3,032 and R$(378) for the years ended December 31, 2017, 2016 and 2015, respectively (Note 33(b)(i)).

(ii)	Business combinations

Until December 31, 2008, under Brazilian GAAP, goodwill arose from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill was normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and was amortized over the remaining useful lives of the assets or up to ten years. Effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP as is the case in US GAAP. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized but is realized upon disposal of the investment. For US GAAP purposes, when a business combination process generates negative goodwill, this amount is allocated first to non-current assets acquired and any remaining amount is recognized as an extraordinary gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015--Continued

(a)	Description of the GAAP differences--Continued

(ii)	Business Combination--Continued

(a)	Tenda acquisition transaction

Under Brazilian GAAP, the acquisition was consummated on October 21, 2008. As part of the acquisition of a controlling interest in Tenda, the Company contributed the net assets of FIT Residencial amounting to R$411,241, acquiring 60% of the shareholders’ equity of Tenda.

Under US GAAP, the total cost of the acquisition has been allocated to the assets acquired and the liabilities assumed based on their respective fair values. Acquired intangible assets include, R$73,038 assigned to existing development contracts, which were amortized in straight-line over the estimated useful lives up to 6 years. For the year ended December 31, 2014, the amount of R$11,447 was amortized, totaling the accumulated amount of R$73,038. Also, R$54,741 was assigned to registered trademarks, which were determined to have indefinite useful lives, and are not amortized, but are tested for impairment at least annually. For the year ended December 31, 2016, a provision for impairment loss for its total amount was recorded due to Tenda’s presentation as a discontinued operation (Notes 8.2 and 33(d)(iv)).

On December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on this date.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015--Continued

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

• Under Brazilian GAAP, the assets and liabilities included within a disposal group classified as held for sale, must be presented separately in a single line only for the current year. For US GAAP purposes, according to ASU 2014-08, an entity is required to present, for each comparative period, the assets and liabilities of a disposal group that includes an asset classified as held for sale separately in the asset and liabilities sections.

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

• The net income differences between Brazilian GAAP and US GAAP (Note 33(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015--Continued

(a)	Description of the GAAP differences--Continued

(v)	Deferred taxes

Deferred tax differences between Brazilian GAAP and US GAAP arise related to the adjustments mentioned above.

Under Brazilian GAAP, deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the asset can be utilized. During the year ended December 31, 2016, the Company derecognized a portion of the previously recognized deferred tax assets under Brazilian GAAP since it was no longer probable to realize the deferred tax assets.

Under US GAAP, deferred tax assets are recognized in full. A valuation allowance reduces the deferred tax asset to the amount that is the more-likely-than-not to be realized. As of December 31, 2017 and 2016, deferred tax assets are recognized to the extent supported by reversing taxable temporary differences under both Brazilian GAAP and US GAAP for our most significant tax-paying components. Furthermore, for US GAAP purposes, deferred income tax results are allocated between the pretax loss from operations and the gain on discontinued operations. The differences in the amount of deferred tax asset considered realizable for the respective years are reversals of R$10,500 and R$141,177 in 2017 and 2016, respectively, and expense of R$19,722 in 2015. Additionally, there is no tax benefit associated with share-based payments due to the valuation allowance position.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note		2017	2016	2015

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.			(849,856)	(1,163,596)	74,449
Revenue recognition - net operating revenue	33	(a)(i)	141,792	(61,125)	21,232
Revenue recognition - operating costs	33	(a)(i)	(97,460)	43,424	(1,838)
Non-controlling interests on adjustments above	33	(a)(i)	(3,013)	3,032	(378)
Equity pick-up	33	(a)(i)	74,699	(15,284)	(54,445)
Present value adjustment on revenue recognition adjustments above and other			2,177	9,302	(11,316)
Deferred tax on adjustments above, net of valuation allowance	33	(a)(v)	(405)	256	(26,584)
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	33	(a)(v)	-	145,316	-
Discontinued operation adjustments	33	(b)(i)(b)	-	53,519	(11,204)

Net income (loss) attributable to shareholders of Gafisa under US GAAP			(732,066)	(985,156)	(10,084)

Net income attributable to the non-controlling interests under US GAAP			2,732	(1,161)	(3,092)

Net income (loss) under US GAAP			(729,334)	(986,317)	(13,176)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			26,891	26,921	27,262
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	33	(d)(iv)	(27.2235)	(36.5943)	(0.3699)
Diluted	33	(d)(iv)	(27.2235)	(36.5943)	(0.3699)

(a)	Net income (loss) from continuing operations

	Note		2017	2016	2015

Net income (loss) under Brazilian GAAP from continuing operations			(948,312)	(602,021)	34,761
Revenue recognition - net operating revenue	33	(a)(i)	141,792	(61,125)	21,232
Revenue recognition - operating costs	33	(a)(i)	(97,460)	43,424	(1,838)
Equity pick-up	33	(a)(i)	74,699	(15,284)	(54,445)
Present value adjustment on revenue recognition adjustments above and other			2,177	9,302	(11,315)
Deferred tax on adjustments above, net of valuation allowance	33	(a)(v)	32,975	256	(26,585)
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	33	(a)(v)	-	145,316	-

Net income (loss) under US GAAP from continuing operations			(794,129)	(480,132)	(38,190)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			26,891	26,921	27,262
Earnings (loss) per share from continuing operations
Basic	33	(d)(iv)	(29.5314)	(17.8349)	(1.4009)
Diluted	33	(d)(iv)	(29.5314)	(17.8349)	(1.4009)

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(i)	Net income (loss)--Continued

(b)	Net income (loss) from discontinued operations

	Note		2017	2016	2015

Net income (loss) under Brazilian GAAP from discontinued operations			98,175	(559,704)	36,218
Revenue recognition - net operating revenue	33	(a)(i)	85,460	(5,874)	35,902
Revenue recognition - operating costs	33	(a)(i)	(60,367)	(9,713)	(53,715)
Equity pick-up	33	(a)(i)	(741)	2,042	5,808
Present value adjustment on revenue recognition adjustments above and other			971	463	(555)
Deferred tax on adjustments above, net of valuation allowance	33	(a)(v)	(33,815)	(147)	1,356
Impairment loss remeasurement	33	(d)(iv)	(24,888)	66,748	-
Discontinued operation adjustments	33	(b)(i)	(33,380)	53,519	(11,204)

Net income (loss) under US GAAP from discontinued operations			64,796	(506,185)	25,014
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			26,891	26,921	27,262
Earnings (loss) per share from discontinued operations
Basic	33	(d)(iv)	2.4096	(18.8026)	(0.9175)
Diluted	33	(d)(iv)	2.4041	(18.8026)	(0.9113)

(ii)	Equity

	Note		2017	2016	2015

Equity under Brazilian GAAP			755,557	1,928,325	3,095,491
Revenue recognition - net operating revenue	33	(a)(i)	(300,386)	(444,355)	(642,520)
Revenue recognition - operating costs	33	(a)(i)	205,031	302,117	397,457
Business Combination	33	(a)(ii)	-	-	56,266
Other, net	—		-	-	(2)
Non-controlling interests on adjustments above	33	(a)(i)	(237)	2,671	956
US GAAP adjustment equity accounted investees	33	(a)(i)	(4,710)	(79,409)	(63,382)
Deferred tax on adjustments above, net of valuation allowance	33	(a)(v)	1,716	2,265	3,284
Constitution of valuation allowance in US GAAP to offset recognition in BRGAAP	33	(a)(v)	-	-	(145,316)

Equity attributable to shareholders of Gafisa under US GAAP			656,971	1,711,614	2,702,234

Equity attributable to non-controlling interests under US GAAP			4,084	(961)	2,648

Equity under US GAAP			661,055	1,710,653	2,704,882

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015– Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)	Equity--Continued

Condensed changes in total equity under US GAAP	2017	2016	2015

At beginning of the year	1,710,653	2,704,882	2,750,871
Changes in equity, BRGAAP	818	(8,684)	(23,558)
Capital reduction (Tenda spin-off)	(327,230)	-	-
Stock options	3,500	5,114	6,937
Net profit (loss) attributable to Gafisa	(732,066)	(985,156)	(10,084)
Declared mandatory dividend	-	-	(17,682)
Non-controlling interests	5,045	(3,609)	(691)
Other	335	(1,894)	(911)
At end of the year	661,055	1,710,653	2,704,882

Condensed equity under US GAAP	2017	2016	2015

Equity
Common shares, comprising 27,102,118 shares outstanding (2016 – 26,989,913; 2015 – 27,255,120)	2,521,152	2,740,662	2,740,662
Treasury shares	(29,089)	(32,524)	(25,980)
Accumulated reserve (losses)	(1,835,092)	(996,524)	(12,448)

Total equity attributable to shareholders of Gafisa	656,971	1,711,614	2,702,234

Equity attributable to non-controlling interests	4,084	(961)	2,648

Total equity	661,055	1,710,653	2,704,882

(c)	Recent US GAAP accounting pronouncements

(i)	Recently adopted US GAAP accounting standards

The adoption of the following Updates is neither applicable nor had a material impact on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15 - Presentation of financial statements—going concern (Subtopic 205-40). The Update provides U.S. GAAP guidance on management’s responsibility in evaluating whether there is substantial doubt about a company’s ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company’s ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this Update are effective for the annual period ending after December 15, 2016.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

In May 2015, the FASB issued ASU 2015-07: Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Under the amendments in this Update, investments for which fair value is measured at net asset value per share (or its equivalent) using the practical expedient should not be categorized in the fair value hierarchy. Removing those investments from the fair value hierarchy not only eliminates the diversity in practice resulting from the way in which investments measured at net asset value per share (or its equivalent) with future redemption dates are classified, but also ensures that all investments categorized in the fair value hierarchy are classified using a consistent approach. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2015.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In July 2015, the FASB issued ASU 2015-11 - Simplifying the Measurement of Inventory. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016.

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

In September 2015, the FASB issued ASU 2015-16 - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in this Update require that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments in this Update require that the acquirer record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. An entity should present separately on the face of the income statement or disclose in the notes the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2015.

In November 2015, the FASB issued ASU 2015-17 - Balance Sheet Classification of Deferred Taxes. To simplify the presentation of deferred income taxes, the amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The amendments in this Update will align the presentation of deferred tax assets and liabilities with International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In March 2016, the FASB issued ASU 2016-07 - Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement to retroactively adopt the equity method of accounting. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016.

In March 2016, the FASB issued ASU 2016-09: Improvements to Employee Share-Based Payment Accounting. The areas for simplification in this Update involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this Update are effective for annual periods beginning after December 15, 2016.

In October 2016, the FASB issued ASU 2016-17: Consolidation (Topic 810): Interests held through Related Parties that are under Common Control. The amendments in this Update do not change the characteristics of a primary beneficiary in current generally accepted accounting principles (GAAP). Therefore, a primary beneficiary of a variable interest entity (VIE) has both of the following characteristics: (1) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The amendments in this Update improve GAAP because, in situations involving common control, a single decision maker focuses on the economics to which it is exposed when determining whether it is the primary beneficiary of a VIE before potentially evaluating which party is most closely associated with the VIE. The amendments in this Update are effective for fiscal years beginning after December 15, 2016.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards, not yet adopted

The following Updates related to Topic 606 are expected to have a material impact to our consolidated financial statements, as it follows:

In May 2014, the FASB issued ASU 2014-09 - Revenue from contracts with customers (Topic 606). The amendments in ASU 2014-09 create revenue from contracts with customers (Topic 606), and supersede the revenue recognition requirements in revenue recognition (topic 605), including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in revenue recognition—construction-type and production-type contracts (subtopic 605-35), and create new subtopic 340-40, other assets and deferred costs—Contracts with Customers. In summary, the core principle of Topic 606 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017.

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

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

In September 2017, the FASB issued ASU 2017-13: Revenue Recognition (Topic 605), Revenue from Contracts with Customers (Topic 606), Leases (Topic 840), and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to the Staff Announcement at the July 20, 2017 EITF Meeting and Rescission of Prior SEC Staff Announcements and Observer Comments (SEC Update). : This Update adds, amends, and supersedes SEC paragraphs of the ASC related to the adoption and transition provisions of ASU No. 2014-09, Revenue from Contracts with Customers and ASU 2016-02, Leases for public business entities. It is effective upon issuance.

Based on the assessments undertaken to date, the adoption of the requirements above, meaning changing the revenue recognition, from over the time (PoC method) to a point in time, upon delivery of keys for each real estate unit, generates an expected decreasing adjustment, in accordance with ASUs Topic 606, on the opening balance of the Company’s net equity at January 1, 2018 of R$188,425, represented by the following:

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

01.01.2018

Equity under US GAAP current standards	656,971
Revenue recognition - net operating revenue	(586,003)
Revenue recognition - operating costs	399,129
GAAP adjustment equity accounted investees	(4,364)
Deferred tax on adjustments above, net of valuation allowance	2,576
Non-controlling interests on adjustments above	237

Equity attributable to shareholders of Gafisa under ASU 2014-09	468,546

Equity attributable to non-controlling interests under ASU 2014-09	3,847

Estimated equity upon adoption of ASU 2014-09	472,393

For the following Updates, we are currently evaluating the impacts of their adoption on our consolidated financial statements:

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

In January 2018, the FASB issued ASU 2018-01: Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842. The amendments in this Update permit an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements in Update 2016-02.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

The following Updates are either not expected to have a material impact upon their adoption or are not applicable on our consolidated financial statements:

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

In August 2016, the FASB issued ASU 2016-15: Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. The amendments in this Update provide guidance on the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for fiscal years beginning after December 15, 2017.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In October 2016, the FASB issued ASU 2016-16: Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. The Board decided that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this Update are intellectual property and property, plant, and equipment. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred taxes for an intra-entity transfer of an asset other than inventory. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for fiscal years beginning after December 15, 2017.

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. Under the current implementation guidance in Topic 805, there are three elements of a business—inputs, processes, and outputs. While an integrated set of assets and activities (collectively referred to as a “set”) that is a business usually has outputs, outputs are not required to be present. In addition, all the inputs and processes that a seller uses in operating a set are not required if market participants can acquire the set and continue to produce outputs, for example, by integrating the acquired set with their own inputs and processes. The amendments in this Update provide a screen to determine when a set is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. The amendments in this Update are effective to annual periods beginning after December 15, 2017.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

In February 2017, the FASB issued ASU 2017-05: Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). The amendments in this Update clarify that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this Update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. The amendments in this Update clarify that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. The amendments also clarify that an entity should allocate consideration to each distinct asset by applying the guidance in Topic 606 on allocating the transaction price to performance obligations. The amendments in this Update require an entity to derecognize a distinct nonfinancial asset or distinct in substance nonfinancial asset in a partial sale transaction when it (1) does not have (or ceases to have) a controlling financial interest in the legal entity that holds the asset in accordance with Topic 810 and (2) transfers control of the asset in accordance with Topic 606. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2017. Early adoption is permitted.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

In March 2017, the FASB issued ASU 2017-07: Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this Update require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). The amendments in this Update are effective for annual periods beginning after December 15, 2017. Early adoption is permitted. The adoption of ASU 2017-07 is not applicable to our consolidated financial statements.

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

In May 2017, the FASB issued ASU 2017-09: Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. : The amendments in this Update provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in FASB ASC 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied prospectively to an award modified on or after the adoption date.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In May 2017, the FASB issued ASU 2017-11: Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in this Update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share in accordance with FASB ASC 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in FASB ASC 470), including related earnings per share guidance (in FASB ASC 260). The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of FASB ASC 480, Distinguishing Liabilities from Equity, that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect.

In August 2017, the FASB issued ASU 2017-12: Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This Update improves the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. In addition to that main objective, the amendments in this Update make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2018. Early application is permitted.

In November 2017, the FASB issued ASU 2017-14: Income Statement—Reporting Comprehensive Income (Topic 220), Revenue Recognition (Topic 605), and Revenue from Contracts with Customers (Topic 606) (SEC Update). : This Update adds, amends, and supersedes SEC paragraphs of the ASC pursuant to Staff Accounting Bulletin No. 116 and SEC Release 33-10403 and is effective upon issuance.

In February 2018, the FASB issued ASU 2018-02: Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this Update require an entity to disclose a description of its accounting policy for releasing income tax effects from accumulated other comprehensive income. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Early application is permitted.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In February 2018, the FASB issued ASU 2018-03, Technical Corrections and Improvements to Financial Instruments – Overall (Subtopic 825): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update clarify certain aspects of the guidance issued in Update 2016-01. The amendments in this Update are effective for fiscal years beginning after December 15, 2017.

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2017	2016	2015
Assets
Current assets
Cash and cash equivalents	28,527	29,534	60,987
Short-term investments	108,502	212,066	402,020
Restricted short-term investments	10,433	11,580	15,030
Trade accounts receivable, net	336,674	446,612	694,818
Properties for sale	1,102,487	1,489,232	1,712,507
Prepaid expenses	5,535	2,548	2,333
Other	213,951	110,470	146,553
Assets held from sale (Note 33(d)(iv)	-	1,259,297	1,841,911
	1,806,109	3,561,339	4,876,159
Non-current assets
Investments in associates	474,416	720,502	802,252
Property and equipment, net	22,342	23,977	22,819
Intangibles assets	18,280	28,228	35,107
Trade accounts receivable, net	138,429	185,817	284,109
Properties for sale	339,797	592,975	506,719
Other	86,351	93,476	161,683
	1,079,615	1,644,975	1,812,689

Total assets	2,885,724	5,206,314	6,688,848

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i)	Condensed consolidated balance sheets under US GAAP--Continued

	2017	2016	2015
Liabilities
Current liabilities
Loans and financing	481,073	604,795	663,466
Debentures	88,177	314,139	187,744
Payables for purchase of properties	92,709	170,364	194,828
Payables for goods and services suppliers	98,662	79,120	43,666
Taxes and labor contributions	35,096	34,111	46,952
Advances from customers	165,750	181,977	136,658
Obligations assumed on the assignment of receivables	31,001	34,698	23,482
Declared dividends	-	-	17,682
Other	327,155	284,857	366,873
Liabilities directly associated with assets held for sale (Note 33(d)(iv)	-	722,516	805,596
	1,319,623	2,426,577	2,486,947
Non-current liabilities
Loans and financing	416,112	581,505	582,916
Debentures	119,536	137,129	468,337
Deferred tax liabilities and social contribution	74,473	100,405	157,795
Payables for purchase of properties	152,377	90,309	146,102
Obligations assumed on the assignment of receivables	53,392	64,332	35,811
Payables to venture partners	-	1,140	1,322
Provisions for legal claims	82,063	83,904	82,563
Other	7,093	10,360	22,173
	905,046	1,069,084	1,497,019

Equity attributable to shareholders of Gafisa	656,971	1,711,614	2,702,234
Equity attributable to non-controlling interest	4,084	(961)	2,648

Total equity	661,055	1,710,653	2,704,882

Total liabilities and equity	2,885,724	5,206,314	6,688,848

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2017	2016	2015
Gross operating revenue
Real estate development and sales of properties	804,755	920,181	1,580,651
Taxes on services and revenues	(54,139)	(65,609)	(116,060)

Net operating revenue	750,616	854,572	1,464,591
Operating costs	(916,211)	(985,789)	(1,072,817)

Gross (loss) profit	(165,595)	(131,217)	391,774

Operating income (expenses)
Selling general and administrative expenses	(180,281)	(201,777)	(195,147)
Other	(269,072)	(114,405)	(140,222)
Income (loss) before financial income and expenses and income tax and social contribution	(614,948)	(447,399)	56,405

Financial income	29,733	58,439	77,306
Financial expenses	(134,824)	(73,048)	(130,229)
Income (loss) before income tax and social contribution	(720,039)	(462,008)	3,482

Current tax, including social contribution	(2,832)	(10,722)	(14,763)
Deferred tax, including social contribution	58,907	56,214	(12,479)
Total income tax and social contribution	56,075	45,492	(27,242)

Income (loss) before equity in results and
non-controlling interests	(663,964)	(416,516)	(23,760)
Income from equity method investments	(130,165)	(63,616)	(14,430)

Net loss for the year for continuing operations	(794,129)	(480,132)	(38,190)

Net income (loss) for the year for discontinued operations	64,795	(506,185)	25,014

Net loss for the year	(729,334)	(986,317)	(13,176)

Net income (loss) attributable to the non-controlling interests	2,732	(1,161)	(3,092)
Net loss attributable to shareholders of Gafisa	(732,066)	(985,156)	(10,084)

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2017	2016	2015

Net loss for the year	(729,334)	(986,317)	(13,176)

Total comprehensive loss, net of taxes	(729,334)	(986,317)	(13,176)

Attributable to:
Non-controlling interests	2,732	(1,161)	(3,092)
Shareholders of Gafisa	(732,066)	(985,156)	(10,084)

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale

As explained in Note 8.2, the results of operations of Tenda have been presented as discontinued operations in the Company’s 2017, 2016 and 2015 consolidated statements of operations.

The assets and liabilities of the group of assets held for sale are presented separately in the consolidated financial statements. The net income (loss) of discontinued operations is presented as a single amount in the statement of operations, contemplating the total after-tax profit or loss of such operations less any impairment-related loss, as demonstrated below:

	2017	2016	2015

Impairment loss (i)	-	(543,357)	-
Disposal group held for sale (ii)	-	1,802,654	1,841,911
Total disposal group held for sale	-	1,259,297	1,841,911

Liabilities directly associated with assets held for sale (ii)	-	722,516	805,596

Reversal of impairment loss (i)	215,440	-	-
Portion related to payable for sale of shares (ii)	(107,720)	-	-
Impairment loss	(47,666)	(543,357)	-
Tenda’s net income for the period ended May 04, 2017 (iii)	47,666	37,172	25,014
Transaction costs	(9,545)	-	-
Net income (loss) of discontinued operations	98,175	(506,185)	25,014

(i) The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 04, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2017).

(ii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 04, 2017, reflected in the profit or loss of discontinued operation, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

(iii) The amounts of the disposal group held for sale, liabilities directly associated with assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale--Continued

For purposes of compliance with paragraph 50-5B of ASC 205-20 Presentation of financial information – Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the former subsidiary Tenda under USGAAP as of December 31, 2016 and 2015 after eliminations of consolidation items, demonstrated as follows:

Assets	2016	2015
Current assets
Cash and cash equivalents	28,414	21,653
Short-term investments	195,073	212,621
Trade accounts receivable	20,032	238,533
Properties for sale	720,543	565,814
Land for sale	75,227	101,490
Other current assets	104,931	183,238
Total current assets	1,144,220	1,323,349
Non-current
Trade accounts receivable	176,673	22,420
Properties for sale	211,711	243,521
Other non-current assets	85,175	30,390
Investments	82,126	124,374
Property and equity and intangible assets	102,749	97,857
Total non-current assets	658,434	518,562

Total assets	1,802,654	1,841,911

Liabilities
Current liabilities
Loans, financing and debentures	41,333	210,776
Payables for purchase of properties and advance from customers	166,907	180,184
Other payables	162,000	157,221
Total current liabilities	370,240	548,181
Non-current liabilities
Loans, financing and debentures	93,661	37,554
Payables for purchase of properties and advance from customers	104,343	102,412
Provisions for legal claims	44,951	60,107
Other payables	109,321	57,342
Total non-current liabilities	352,276	257,415

Total liabilities	722,516	805,596

The main lines of the statement of operations of the subsidiary Tenda are as follows:

Statement of operations	Period ended May 04, 2017	2016	2015

Net operating revenue	496,004	1,049,083	886,937
Operating costs	(329,511)	(739,418)	(659,300)
Operating expenses, net	(105,652)	(216,973)	(202,402)
Depreciation and amortization	(4,381)	(12,298)	(14,835)
Financial income (expenses)	(4,736)	(28,419)	12,221
Income tax and social contribution	(4,954)	(21,113)	(5,166)
Income from equity method investments	237	(3,414)	6,891
Non-controlling interests	(659)	(9,724)	(668)
Net income (loss) for the year	47,666	37,172	25,014

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

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

The Company has issued employee stock options (Note 18.3), the dilutive effects of which are reflected in diluted earnings per share by application of the “treasury stock method”. Under the treasury stock method, earnings per share are calculated as if options were exercised at the beginning of the period, or at time of issuance, if later, and as if the funds received were used to purchase the Company’s own stock. When the stock options’ exercise price is greater than the average market price of shares, diluted earnings per share are not affected by the stock options. Under US GAAP and Brazilian GAAP, potentially dilutive securities are not considered in periods where there is a loss as the impact would be anti-dilutive. For the years ended December 31, 2017, December 31, 2016 and December 31, 2015 potentially dilutive stock options were not considered.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2017	2016	2015

Basic numerator
Declared dividends	-	-	17,682
U.S. GAAP undistributed profit (loss)	(732,066)	(985,156)	(27,766)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(732,066)	(985,156)	(10,084)

Basic denominator (in thousands of shares)
Weighted-average number of shares	26,891	26,921	27,262
Basic earnings (loss) per share – U.S. GAAP - R$	(27.2235)	(36.5943)	(0.3699)

	2017	2016	2015

Diluted numerator
Dividends proposed	-	-	17,682
U.S. GAAP undistributed profit (loss)	(732,066)	(985,156)	(27,766)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(732,066)	(985,156)	(10,084)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	26,891	26,921	27,262
Stock options	61	95	186
Antidilutive effect	(61)	(95)	(186)

Diluted weighted-average number of shares	26,891	26,921	27,262

Diluted earnings (loss) per share – U.S. GAAP - R$	(27.2235)	(36.5943)	(0.3699)

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2017	2016	2015

Opening balance at January 1	(494,336)	(457,848)	(441,424)
(-) Discontinued operation valuation allowance at January 1	-	280,715	-
Benefit of the utilization of operating loss carryforwards		-	3,731
Change in valuation allowance	(126,464)	(317,203)	(20,155)
Closing balance at December 31	(620,799)	(494,336)	(457,848)

The Company reduces its deferred tax asset with a valuation allowance such that the amount of the net deferred tax asset is the amount that is more likely than not to be realized. During the year 2017, movements in the valuation allowance amounted to a net increase of R$126,464 and there was no utilization of operating loss carryforwards.

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

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority.

As of December 31, 2017, 2016 and 2015, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.
Notes to the consolidated financial statements
December 31, 2017
(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2017, 2016 and 2015- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)	Additional information – income taxes--Continued

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2012 and forward, i.e., within 5 years after the filing.

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

Statement of Cash Flow	2017	2016	2015

Operating Activities	206,865	269,666	104,563
Investing Activities	320,737	162,455	384,664
Financing Activities	(528,609)	(456,813)	(516,482)

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 33(a) (ii) to (vi) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows.

(ix)	Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

***