Form 20-F/A
period 2017-12-31
Gafisa S.A.
filed 2018-08-14
CIK 1389207

As filed with the Securities and Exchange Commission on August 14, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

N/A
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Nações Unidas No. 8,501, 19th Floor
05425-070 – São Paulo, SP – Brazil|
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Carlos Eduardo Moraes Calheiros – Chief Financial Officer and Investor Relations Officer
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

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

Yes ☐      No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐     Accelerated Filer☒     Non-accelerated Filer ☐     Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐      No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 (the “Annual Report” as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2018) solely for the purpose of filing with the SEC the financial statements for the fiscal years ended December 31, 2017, 2016 and 2015 of Alphaville Urbanismo S.A. as Exhibit 13.3.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 30, 2018.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See our audited consolidated financial statements beginning on page F-1.

Item 19. Exhibits

We are filing the following documents as part of this Amendment No. 1 to the annual report on Form 20-F:

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

8.1.       List of Subsidiaries.

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

12.1.     Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.     Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.     Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.     Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

13.3.     Financial Statements as of and for the years ended December 31, 2017, 2016 and 2015 of Alphaville Urbanismo S.A.*

* Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on Form 20-F on its behalf.

GAFISA S.A.

By:	/s/ Sandro Rogério da Silva Gamba
	Name:	Sandro Rogério da Silva Gamba
	Title:	Chief Executive Officer

By:	/s/ Carlos Eduardo Moraes Calheiros
	Name:	Carlos Eduardo Moraes Calheiros
	Title:	Chief Financial Officer

Date: August 14, 2018