Form 20-F
period 2018-12-31
Gafisa S.A.
filed 2019-11-12
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor
04543-900 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: André Luis Ackermann – Chief Financial Officer and Investor Relations Officer
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without par value*	N/A

* Traded only in the form of American Depositary Shares (as evidenced by American Depositary Receipts), each representing two common shares which are registered under the Securities Act of 1933.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding shares as of December 31, 2018 was:

Title of Class	Number of Shares Outstanding
Common Stock	43,727,589*

*Includes 3,943,420 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

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

Yes ☐	No ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our financial statements were prepared in accordance with Brazilian GAAP, which are based on:

·	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, Brazilian Law No. 11,638/07, Brazilian Law No. 12,431/11 and Brazilian Law No. 12,973/14, which we refer to hereinafter as “Brazilian corporate law;”

·	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

·	the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC”, and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

Brazilian corporate law was amended by Law No. 11,638, dated December 28, 2007, in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP with IFRS, except for revenue recognition related to real estate transactions.

In preparing our financial statements, we have applied: (1) Circular Letter/CVM/SNC/SEP 02/2018 regarding the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2018. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on transferring control.

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

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2018, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016, 2015 and 2014 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Brazilian GAAP selected consolidated statements of operations financial data for the year ended December 31, 2017 has also been retrospectively adjusted to also reflect the results of operations of Tenda as discontinued operations for comparability purposes. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

Additionally, as of December 31, 2018, for comparability purposes, our statement of profit or loss for the year ended December 31, 2017 and 2016 has been adjusted to consider changes in accounting practice derived from the adoption of CPC 48 – Financial Instruments (IFRS 9) and CPC 47 – Revenue from Contracts with Customers (IFRS 15). As required by CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 47 and 48 are demonstrated as follows:

	For the Year ended December 31,			For the Year ended December 31,
	2017			2016
	Balances originally reported as of 12/31/2017	Impact from applying CPCs 47 and 48	Balances restated after reclassification	Balances originally reported as of 12/31/2016	Impact from applying CPCs 47 and 48	Balances restated after reclassification
Statement of profit or loss
Net operating revenue	608,823	177,351	786,174	915,698	7,483	923,181
Operating costs	(818,751)	(87,735)	(906,486)	(1,029,213)	15,403	(1,013,810)
Operating (expenses) income	(654,216)	—	(654,216)	(362,747)	-	(362,747)
Financial income (expenses)	(107,268)	—	(107,268)	(25,679)	-	(25,679)
Income tax and social contribution	23,100	—	23,100	(100,080)	-	(100,080)
Non-controlling interests	(281)	—	(281)	1,871	-	1,871
Profit or loss of discontinued operations	98,175	—	98,175	(559,704)	-	(559,704)
Net income (loss) for the year	(849,856)	89,616	(760,240)	(1,163,596)	22,886	(1,140,710)

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

·	changes in overall economic conditions, including employment levels, population growth and consumer confidence;

·	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

·	demographic factors and available income;

·	our ability to repay our indebtedness and comply with our financial obligations;

·	our ability to arrange financing and implement our expansion plan;

·	our ability to compete and conduct our businesses in the future;

·	changes in our business;

·	inflation and interest rate fluctuations;

·	changes in the laws and regulations applicable to the real estate market;

·	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

·	other factors that may affect our business, market share, financial condition, liquidity and results of our operations; and

·	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2018, 2017, 2016, 2015 and 2014 has been derived from our audited consolidated financial statements presented herein. The consolidated financial statements presented herein for the years ended 2017 and 2016 have been retrospectively adjusted to reflect the adoption of the new accounting pronouncements CPCs 47 (IFRS 15), CPC 48 (IFRS 9) and ASC 606, as explained in Notes 3 and 33 to our consolidated financial statements for the year ended December 31, 2018. The aforementioned retrospective adjustments (2017 and 2016) were audited by BDO therefore, KPMG audit report makes reference to the consolidated financial statements before those adjustments. The following selected financial data for 2018, 2017, 2016, 2015 and 2014 are derived from these audited consolidated financial statements presented herein.

Our financial statements are prepared in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. For a discussion of the significant differences relating to these consolidated financial statements and a reconciliation of net income (loss) and equity from Brazilian GAAP to U.S. GAAP, see the notes to our consolidated financial statements included elsewhere in this annual report. See also “Presentation of Financial and Other Information.”

This financial information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report.

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2018, Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017 and Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016, 2015 and 2014 consolidated statements of operations. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The following table sets forth financial information as of and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2018. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2018 (4) (5)	2017 (4) (5)	2016 (4) (5)	2015 (4)	2014 (4)

	(in thousands of reais, except per share, per ADS and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue	960,891	786,174	923,181	1,443,357	1,580,861
Operating costs	(846,169)	(906,486)	(1,013,810)	(1,061,921)	(1,164,997)
Gross profit (loss)	114,722	(120,312)	(90,629)	381,436	415,864
Operating expenses, net	(477,228)	(654,216)	(362,747)	(295,595)	(324,211)
Financial expenses, net	(80,521)	(107,268)	(25,679)	(50,422)	(16,250)
Income (loss) before income tax and social contribution	(443,027)	(881,796)	(479,055)	35,419	75,403
Income tax and social contribution	21,751	23,100	(100,080)	(658)	(8,949)
Net income (loss) from continuing operations	(421,276)	(858,696)	(579,135)	34,761	66,454

	As of and for the year ended December 31,
	2018 (4) (5)		2017 (4) (5)		2016 (4) (5)		2015 (4)		2014 (4)

	(in thousands of reais, except per share, per ADS and operating data)
Net income (loss) from discontinued operations .		—		98,175		(559,704)		36,218		(110,179)
Net income (loss) for the year attributable to non-controlling interest		(1,750)		(281)		1,871		(3,470)		(1,176)
Net income (loss) for the year attributable to owners of Gafisa	R$	(419,526)	R$	(760,240)	R$	(1,140,710)	R$	74,449	R$	(42,549)
Share and ADS data (1):
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic		(10.1960)		(28.2710)		(42.3720)		2.7309		(1.4274)
From continuing operations		(10.1960)		(31.9220)		(21.5124)		1.6187		2.2439
From discontinued operations .		—		3.6509		(20.7906)		1.1122		(3.6714)
Earnings (loss) per weighted average number of shares —Diluted		(10.1960)		(28.2710)		(42.3720)		2.7123		(1.4274)
From continuing operations		(10.1960)		(31.9220)		(21.5124)		1.6077		2.2439
From discontinued operations		—		3.6509		(20.7906)		1.1046		(3.6714)
Weighted average number of shares outstanding—in thousands		41,147		26,891		26,921		27,262		29,808
Dividends and interest on shareholders’ equity declared—in thousands of reais		—		—		—		17,682		—
Earnings (loss) per share—R$ per share		(10.1960)		(28.2710)		(42.3720)		2.7316		(1.5170)
Number of common shares outstanding as at end of period—in thousands*		39,784		27,102		26,779		27,255		28,049
Earnings (loss) per ADS—R$ per ADS(1)		(20.3920)		(56.5420)		(84.7440)		5.4631		(3.0339)
U.S. GAAP:
Net operating revenue		818,064		1,103,212		1,880,564		1,464,591		1,805,140
Operating costs		(736,614)		(1,109,322)		(1,544,794)		(1,072,817)		(1,316,588)
Gross profit (loss)		81,450		(6,110)		335,770		391,774		488,552
Operating expenses, net		(461,746)		(449,353)		(309,443)		(335,369)		(322,473)
Financial expenses, net		(80,568)		(107,023)		(25,679)		(52,923)		(37,350)
Income from disposal on controlling interests		—		—		—		—		—
Income (loss) before income tax and social contribution and income from equity method investments		(460,864)		(562,486)		648		3,482		128,729
Income tax and social contribution		20,343		52,493		49,041		(27,242)		(14,512)
Equity pick-up		(13,847)		(176,917)		(55,407)		(14,430)		30,887
Net income (loss) from continuing operations		(454,368)		(686,910)		(5,718)		(38,190)		145,104
Net income (loss) from discontinued operations		—		64,796		(506,185)		25,014		(104,870)
Net income (loss) for the year		(454,368)		(622,114)		(511,903)		(13,176)		40,234
Net income (loss) attributable to non-controlling interests		(1,750)		(281)		2,214		(3,092)		(2,071)
Net income (loss) attributable to owners of Gafisa		(452,618)		(621,833)		(514,117)		(10,084)		42,305
Per share and ADS data (1):
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic		(11.0000)		(23.1242)		(19.0972)		(0.3699)		1.4192
Earnings (loss) per weighted average number of shares—Diluted		(11.0000)		(23.1242)		(19.0972)		(0.3699)		1.4133
Weighted average number of shares outstanding — in thousands		41,147		26,891		26,921		27,262		29,808
Dividends declared and interest on equity		—		—		—		17,682		—
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)		(22.0000)		(46.2484)		(38.1945)		(0.7398)		2.8384

	As of and for the year ended December 31,
	2018 (4) (5)	2017 (4) (5)	2016 (4) (5)	2015 (4)	2014 (4)

	(in thousands of reais, except per share, per ADS and operating data)
Profit (loss) per ADS —Diluted(1)	(22.0000)	(46.2484)	(38.1945)	(0.7398)	2.8266
Weighted average number of ADSs outstanding—in thousands	20,574	13,446	13,461	13,631	14,874
Dividends and interest on equity declared	—	—	—	17,682	—
Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments	137,160	147,462	253,180	712,311	1,157,254
Current and non-current properties for sale	1,089,401	1,330,083	1,911,530	2,630,617	2,512,342
Working capital(2)	656,796	474,904	990,699	2,267,795	2,420,342
Total assets	2,526,280	2,876,360	5,095,118	6,760,332	7,205,852
Total debt(3)	889,413	1,104,898	1,637,568	2,150,793	2,586,524
Total Gafisa equity	491,317	711,222	1,794,374	3,095,491	3,055,345
Equity of non-controlling interests	1,874	3,847	2,128	1,745	3,058
Total equity	493,191	715,069	1,796,502	3,097,236	3,058,403
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	137,160	147,462	253,180	478,037	662,682
Current and non-current properties for sale	1,989,044	2,056,430	2,892,690	2,219,226	2,044,627
Working capital(2)	538,971	438,467	989,868	2,389,212	2,430,100
Total assets	2,907,168	3,193,196	5,469,243	6,688,848	7,225,112
Total debt(3)	889,413	1,104,898	1,637,568	1,902,463	2,147,974
Total Gafisa equity	238,544	491,538	1,436,283	2,702,234	2,747,532
Equity of non-controlling interests	1,874	3,847	1,710	2,648	3,339
Total equity	240,418	495,395	1,437,993	2,704,882	2,750,871
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	31,450	206,865	269,666	104,563	41,893
Investing activities	(3,061)	445,448	162,455	384,664	751,953
Financing activities	(24,612)	(528,609)	(456,813)	(516,842)	(899,145)

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares. On March 23, 2017, we consummated a reverse split of our common shares at the ratio of 13.483023074 to 1, decreasing the number of our total common shares from 378,066,162 common shares to 28,040,162 common shares. All Brazilian GAAP and U.S. GAAP information relating to the number of shares and ADSs has been adjusted retroactively for the periods ended December 31, 2016, 2015 and 2014 to reflect the reverse split of our common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current portion of loans and financings and debentures.

(4)	As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2017, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP and U.S. GAAP in the consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively reclassified.

(5)	As explained in Note 3 to our consolidated financial statements for the year ended December 31, 2018, under Brazilian GAAP,we have adopted CPC 48 – Financial Instruments (IFRS 9) and CPC 47 – Revenue from Contracts with Customers (IFRS 15) retrospectively from January 1, 2016. Under U.S. GAAP, we have adopted ASUs Topic 606 – Revenue from Contracts with Customers retrospectively from January 01, 2016. The consolidated financial information as of and for the years ended December 31, 2015 and 2014 has been derived from our historical financial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15, for Brazilian GAAP purposes, and Topic 606 for U.S. GAAP purposes, due to unreasonable effort or expense.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S. $1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S. $1.00. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591 per U.S. $1.00. On December 31, 2017, the period-end real/U.S. dollar exchange rate was R$3.308 per U.S. $1.00. On December 31, 2018, the period-end real/U.S. dollar exchange rate was R$3.875 per U.S. $1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

	Period-end	Average for period(1)	Low	High
	(per U.S. dollar)
Year Ended December 31:
2014	2.656	2.355	2.197	2.740
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
Month Ended:
May 2019	3.941	4.002	3.934	4.106
June 2019	3.832	3.859	3.823	3.900
July 2019	3.765	3.779	3.740	3.856
August 2019	4.139	4.020	3.830	4.168
September 2019	4.164	4.123	4.049	4.183
October 2019	4.004	4.087	3.979	4.174
November 2019 (through November 8, 2019)	4.137	4.040	3.979	4.137

(1)	Annually, represents the average of the exchange rates on the last day of each month during the periods presented; monthly, represents the average of the end-of-day exchange rates during the periods presented.

Source: Central Bank.

On November 8, 2019, the selling rate was R$4.137 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at November 8, 2019, may not be indicative of future exchange rates.

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

The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions, such as:

·	employment levels;

·	population growth;

·	consumer demand, confidence, stability of income levels and interest rates;

·	availability of financing for land home site acquisitions and the availability of construction and permanent mortgages;

·	inventory levels of both new and existing homes;

·	supply of rental properties; and

·	conditions in the housing resale market.

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

The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Because our industry does not have high barriers to entry, new competitors, including international companies working in partnership with Brazilian developers, may enter into the industry, further intensifying this competition. Some of our current potential competitors may have greater financial and other resources than we do. Furthermore, a significant portion of our real estate development and construction activity is conducted in the state of São Paulo, an area where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors. If we are not able to compete effectively, our business, our financial condition and the results of our operations could be adversely affected.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2018, our net debt plus payable to venture partners (indebtedness from debentures, loans and financing, and project financing balance, net of our cash and short term investments position) was R$752.3 million, our cash and cash equivalents and short-term investments were R$137.2 million and our total debt was R$ 889.4 million.

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

If we or the Special Purpose Entities (Sociedade de Propósito Específico or “SPEs )in which we participate fail to comply with or become subject to more onerous government regulations, our business could be adversely affected.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and our evaluation of impairment resulted in recording a provision for impairment on landbank and properties for sale in the amount of R$92.1 million. In December 2012, we had R$53.8 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2013, we had R$68.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2014, we had R$63.5 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. Since 2016, our impairment analysis has been negatively impacted by the challenging macroeconomics conditions in the real estate sector and in Brazil as a whole, which has led to a decrease in sales prices for our commercial and residential units. As of December 31, 2016, we had R$174.4 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2017, we had R$310.6 million recorded as a provision for impairment on landbank and properties for sale. As of December 31, 2018, we had R$63.1 million recorded as a provision for impairment on landbank and properties for sale.

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

Because we recognize sales revenue from our real estate properties under the percentage of completion method of accounting under Brazilian GAAP as generally adopted by construction companies and under U.S. GAAP, by transferring control, an adjustment in the cost of a development project may reduce or eliminate previously reported revenue and income.

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

We invest in SPEs with or without other real estate developers and construction companies in Brazil. The risks involved with SPEs include the potential bankruptcy of our SPE partners and the possibility of diverging or inconsistent economic or business interests between us and our partners. If an SPE partner fails to perform or is financially unable to bear its portion of the required capital contributions, we could be required to make additional investments and provide additional services in order to make up for our partner’s shortfall. In addition, under Brazilian law, the partners of an SPE may be liable for certain obligations of an SPE, including with respect to tax, labor, environmental and consumer protection laws and regulations. These risks could adversely affect us.

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

In May 2018, we issued R$76 million in non-convertible debentures on a private placement basis. The debentures are secured by (i) a fiduciary assignment of current and future receivables derived from the sale of a specific residential project’s individual units; (ii) fiduciary assignment of receivables over future sales of the project’s residential units, which are currently not set aside for sale, and over units which have been set aside for sale but which are subject to cancellation by the buyer; and (iii) a performance bond issued to ensure the completion of the residential project’s construction. The debentures are scheduled to mature on July 20, 2020. The proceeds of the debentures will be used to build the “Moov Espaço Cerâmica” residential project, which is being developed on property registered under No. 49.375 at the 2nd Property Registrar of São Caetano do Sul – SP. The face value of the private placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus 3.75% per annum.

In July 2018, we issued R$90 million in non-convertible debentures on a private placement basis, with a final maturity of June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are over conditional sales of real estate receivables. The face value of the private placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus 3% per annum.

In September 2018, we issued a CCB in the amount of R$40 million to finance our operations and to provide working capital for the Company. The CCB is guaranteed by real estate receivables.

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

As of December 31, 2018, our total debt (loans, financing and debentures) was R$889.4 million and our short-term debt was R$348.4 million. In addition, as of December 31, 2018 our cash and cash equivalents and short-term investments available was R$137.2 million and our net debt represented 152.5% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

·	require us to dedicate a large portion of our cash flow from operations to fund payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

·	increase our vulnerability to adverse general economic or industry conditions;

·	limit our flexibility in planning for, or reacting to, changes in our business or the industry in which we operate;

·	limit our ability to raise additional debt or equity capital in the future or increase the cost of such funding;

·	restrict us from making strategic acquisitions or exploring business opportunities; and

·	place us at a competitive disadvantage compared to our competitors that have less debt.

Certain of our debt agreements contain financial and other covenants and any default under such debt agreements may have a material adverse effect on our financial condition and cash flows.

Certain of our existing debt agreements contain restrictions and covenants and require the maintenance or satisfaction of specified financial ratios, ratings and tests, cash generation, capitalization, debt coverage, maintenance of shareholding position, and others. Our ability to meet these financial ratios, ratings and tests can be affected by events beyond our control and we cannot assure that we will meet those tests, especially given the lower yield environment in which the industry currently operates. Failure to meet or satisfy any of these covenants, financial ratios or financial tests could result in an event of default under these and other agreements, as a result of cross-default provisions. If we are unable to comply with our debt covenants, we could be forced to seek waivers.

If we are unable to obtain waivers, a large portion of our debt could be subject to acceleration. We do not believe such occurrence to be likely; however, if it were to happen, we could be required to renegotiate, restructure or refinance our indebtedness, seek additional equity capital or sell assets, which could materially and adversely affect us.

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2018, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for non-compliance with a certain restrictive covenant in one of the Company’s CCB’s and three SFH loans, for which we need to re-establish their guarantees. This breach occurred mainly as a result of an impairment adjustment of R$112.8 million related to AUSA’s goodwill. In addition, we recorded an impairment adjustment of R$63.1 million in our landbank and inventory units, which were being sold below their accounting value due to the effects of the challenging macroeconomic conditions in the real estate sector and in Brazil as a whole. These debt agreements were classified as short term debt in the Company’s financial statements. As of the date of this annual report, we have settled the CCB transaction and we are in the process of negotiating the re-establishment of the related SFH loans guarantees and we have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance. Failures or delays by our third party contractors may adversely affect our reputation and business and expose us to civil liability.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2018, R$36.6 million of our R$57.7 million of total labor liabilities and provisions were for such liabilities. Approximately 79% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Our business, results of operations, financial condition and prospects, as well as the market prices of our common shares or the ADSs, may be adversely affected by, among others, the following factors:

·	exchange rate movements;

·	exchange control policies;

·	expansion or contraction of the Brazilian economy, as measured by rates of GDP;

·	inflation;

·	tax policies;

·	other economic, political, diplomatic and social developments in or affecting Brazil;

·	interest rates;

·	energy shortages;

·	liquidity of domestic capital and lending markets; and

·	social and political instability.

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

In addition, the Brazilian Congress commenced impeachment proceedings against then President Dilma Rousseff on December 2, 2015, for violating budgetary laws to prop up the Brazilian economy during her reelection campaign in 2014. On April 17, 2016, more than two-thirds of Brazil’s Congress voted to proceed with the impeachment proceedings. The proceedings then moved to the Senate, which on May 12, 2016 voted to commence a trial of President Rousseff, resulting in her suspension from the post for up to 180 days, during which time the then-Vice President Michel Temer assumed the Presidency. On August 31, 2016, President Rousseff was impeached by the Senate and definitively removed from office. On the same date, Michel Temer assumed the Presidency of Brazil until the next general elections, which occurred in October 2018 and which resulted in Jair Bolsonaro winning the election for the Presidency. The election of Mr. Bolsonaro as president could significantly change the course of the ongoing fiscal reforms and the economic policies being undertaken. In this context, it is uncertain whether Mr. Bolsonaro will enjoy the support of the Brazilian Congress, or what policies he will be able to implement. We have no control over the political situation in Brazil and cannot foresee what policies or actions the Brazilian government may pursue. Uncertainty about the new president’s ability to adopt and implement new policies may reduce investor and market confidence, and as a result we are unable to predict the country’s political and economic direction in coming years.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 7.8% in 2007, 9.8% in 2008, (1.7)% in 2009, 11.3% in 2010, 5.1% in 2011, 7.8% in 2012, 5.5% in 2013, 3.7% in 2014, 10.5% in 2015, 7.2% in 2016, (0.5)% in 2017 and 7.5% in 2018. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 3.7% in 2018. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC increased by 6.2% in 2007, 11.9% in 2008, 3.25% in 2009, 7.77% in 2010, 7.49% in 2011, 7.12% in 2012, 8.1% in 2013, 6.9% in 2014, 7.5% in 2015, 6.1% in 2016, 4.3% in 2017 and 3.8% in 2018. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our ADSs and our business, operations and financial condition

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by companies with operations mainly in Brazil.

The recent political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including “Lava Jato”, have negatively impacted the Brazilian economy and political environment.

A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties forming the previous government’s coalition that was led by former President Dilma Rousseff, which funds were unaccounted for or not publicly disclosed. These funds were also allegedly destined toward the personal enrichment of certain individuals. In addition, Petrobras S.A. and certain other Brazilian companies active in the energy and infrastructure sectors are facing investigations by the CVM, the U.S. Securities and Exchange Commission, the Brazilian Federal Police and the Brazilian Federal Prosecutor’s Office, in connection with the Lava Jato investigations. Depending on the duration and outcome of such investigations, the companies involved may face downgrades from rating agencies, funding restrictions and a reduction in their revenues. The potential outcome of these investigations is unknown, but the effects of Lava Jato as well as other ongoing corruption-related investigations have resulted in an adverse impact on the image and reputation of those companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and the Brazilian capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

Amidst this background of recent political uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, is also under investigation on corruption allegations and was arrested on March 21, 2019. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018. On October 28, 2018, Jair Bolsonaro, a former member of the military and three-decade congressman, was elected the president of Brazil and took office on January 1, 2019.

During his presidential campaign, Mr. Bolsonaro was reported to favor the privatization of state-owned companies, economic liberalization, and social security and tax reforms. However, there is no guarantee that Mr. Bolsonaro will be successful in executing his campaign promises or passing certain favored reforms fully or at all, particularly when confronting a fractured Congress. In addition, his current minister of the economy, Paulo Guedes, proposed during the presidential campaign the revocation of income tax exemption on the payment of dividends, which, if enacted, would increase the tax expenses associated with any dividend or distribution by Brazilian companies, which could impact our capacity to receive, from our subsidiaries, future cash dividends or distributions net of taxes. Moreover, Mr. Bolsonaro was generally a polarizing figure during his campaign for presidency, and we cannot predict the ways in which a divided electorate may continue to impact his presidency nor the government’s ability to implement policies and reforms, all of which could have a negative impact on our business and the price of our ADSs.

It is expected from current Brazilian federal government to propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2019 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. In February 2019, the Brazilian federal government presented to the Congress a bill proposing a large and comprehensive change of Brazil’s public social security system. If some or all of these public expenses are maintained and the required reforms are not passed, Brazil will continue to run a budget deficit for 2019 and the years going forward. We cannot predict the effects of this budget deficit on the Brazilian economy. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.

Moreover the market value of securities issued by Brazilian companies is also affected at different levels by economic and market conditions in other countries, including other Latin American countries and emerging countries. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, the reaction of investors to events in these other countries may have an adverse effect on the market value of securities of issuers based in Brazil. Crises in other emerging markets may reduce investor interest in securities of issuers based in Brazil.

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

As of December 31, 2011, the SELIC rate was 11%. As of December 31, 2012, the Central Bank had significantly reduced the SELIC rate to 7.25%. As of December 31, 2013, the Central Bank had increased the SELIC rate to 10%. As of December 31, 2014, the Central Bank had further increased the SELIC rate to 11.75%. As of December 31, 2015, the SELIC rate was 14.25%. As of December 31, 2016, the SELIC rate was 13.75%, as of December 31, 2017, the SELIC rate was 7.0% and as of December 31, 2018, the SELIC rate was 6.5%. As of the date of this annual report, the SELIC rate is 6.5%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2018, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate

(Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. As our ADSs are traded Over the Counter, or the “OTC”, adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, were not directly exposed to the mortgage lending crisis in the United States, there were still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by the subprime crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. The B3, the only Brazilian stock exchange, had a market capitalization of US$ 821 billion as of December 31, 2018 and an average daily trading volume of US$ 2.8 billion for 2018.

There is also a large concentration in the Brazilian securities market. The ten largest companies in terms of market capitalization represented 60% of the aggregate market capitalization of the B3 as of December 31, 2018. Gafisa’s average daily trading volume on the B3 in 2018 was US$ 4.31 million.

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

We may be subject to takeover by other companies or investors.

Since we don’t have a controlling shareholder, we may be subject to takeover by other companies or investors. Pursuant to article 46 of the Company’s Bylaws, any shareholder that holds a participation equal to or greater than 50% of the Company’s share capital is required to make a tender offer for the remaining shares, for consideration equal to at least the fair value as determined by an appaisal report and subject to the regulation provided for in Law No. 6,404/76 of the Brazilian corporate law and applicable CVM regulations on takeovers. In addition, in accordance with Brazilian corporate law, a shareholder that holds a participation equal to or greater than 10% of the Company’s share capital may convene a shareholder meeting to dismiss the management of the Company, and to the extent the other shareholders at such meeting do not vote against a proposal to dismiss or approve such proposal, our management would be dismissed, which would disrupt the day to day operations of the Company and would have an adverse impact on our business and result of operations.

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

For 2003, 2004 and 2005, we did not distribute dividends. We distributed dividends in each of 2007, 2008, 2009 and 2010 with respect to the prior respective fiscal year. Based on the negative results of the fiscal year 2012, on April 19, 2013, our shareholders did not approve any distribution of dividends. On December 20, 2013, with the completion of the sale of the Alphaville interest, as fully detailed in item “4. Information on the Company—A. History and Development of the Company”, our board of directors approved the payment of interest on equity in the amount of R$130.2 million, representing R$0.3111 per share. Such payment was effective February 12, 2014. On April 25, 2014, our shareholders approved a distribution of dividends in the amount of R$32.9 million, representing R$0.0825 per share. Based on the negative results of the fiscal year 2014, on April 16, 2015, our shareholders did not approve any distribution of dividends. On April 25, 2016, our shareholders approved a distribution of dividends in the amount of R$17.7 million, representing R$0.0481 per share. Based on the negative results of the fiscal year 2016, at our annual shareholders’ meeting held on April 28, 2017, our shareholders did not approve any distribution of dividends. Based on the negative results of the fiscal year 2017, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 27, 2018. Based on the negative results of the fiscal year 2018, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 24, 2019.

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

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2018 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year. The Company may become a PFIC for any future taxable year if its financial income exceeds its gross loss or constitutes 75% or more of its gross profit for such year.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

Gafisa S.A. is a corporation organized under the laws of Brazil. We were incorporated on November 12, 1996 for an indefinite term. Our registered and principal executive offices are located at Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900, São Paulo, SP, Brazil, and our general telephone and fax numbers are + 55 (11) 3025-9000 and + 55 (11) 3025-9242, respectively.

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

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2018, 100% of the value of our launches was derived from high, mid high- and mid-level residential developments.

We currently operate in São Paulo, having closed our operations in the city of Rio de Janeiro in October 2018. Although we still have a small portion of our inventory in Rio de Janeiro, freelance brokers are primarily responsible for marketing these units. In line with this decision, for the year ended December 31, 2018, 100% of the value of our launches was derived from our operations in the state of São Paulo.

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

2013 marked the completion of Gafisa’s strategic repositioning, which commenced in early 2012. Our goal at the time was clear: we needed to reduce the level of debt and restrict the Company’s exposure to unprofitable businesses and markets. This process evolved positively throughout the period on several fronts—including improvement in margins and cash generation, and culminated with the sale of a 70% interest in Alphaville, which unlocked significant value and contributed to a reduction in the Company’s leverage, adjusting its capital structure. At the end of 2013 we finalized the development of our five-year business plan for the period from 2014 to 2018. During the planning process, we set guidelines for the development of our business for the upcoming years, including the expected size of Gafisa and Tenda operations, appropriate leverage, profitability guidelines, and more importantly, our commitment to capital discipline and shareholder value generation, which are reflected in the guidance released to the market at the end of 2013. Gafisa S.A. completed the sale of a majority interest in Alphaville Urbanismo S.A. (“Alphaville”), the leading residential community development company in Brazil, to Private Equity AE Investimentos e Participações (“Fundo AE”), which has as shareholders Pátria Investimentos and Blackstone Real Estate Advisor, which was announced on June 7, 2013. The transaction values Alphaville at an equity value of R$2.0 billion. The cash sale to Pátria and Blackstone resulted in Fundo AE owning 70% of Alphaville, with Gafisa retaining the remaining 30%. All precedent conditions were met including governmental approval, to the completion of the transaction. The transaction was concluded on December 9, 2013, with a sale of a 50% interest by Gafisa and a 20% interest by Construtora Tenda S.A. (“Tenda”), with Gafisa retaining the remaining 30% of Alphaville capital stock. Following this transaction and since December 2013, Alphaville is no longer consolidated in the financial statements of the Company.

The Company’s results of operations reflect the results of operations of Alphaville for the period January 1 to November 30, 2013 which are presented in the line item “Results from discontinued operations”.

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

During 2018, we did not issue a launch guidance for Gafisa as a result of the economic conditions and political instability in Brazil.

On September 25, 2018, at an extraordinary shareholders’ meeting held at the request of GWI Asset Management S.A. , the shareholders resolved to (i) remove by majority vote all of the members of the Board of Directors and (ii) elect new Board members by means of a multiple-vote process. Accordingly, at a Board of Directors’ meeting on September 28, 2018, the following resolutions were passed as part of the turnaround process and the optimization of the Company’s structure: (i) the withdrawals of chief executive officer, chief financial and investor relations officer and chief operating officer and the election of new statutory officers; (ii) the adoption of measures to approve the Company’s headquarters relocation; (iii) the closure of our branch located in the city of Rio de Janeiro and (iv) the approval of the Company’s share buyback program.

An auction of 14,600,000 shares held by the Company’s shareholder, GWI Asset Management S.A took place on February 14, 2019, corresponding to an interest of 33.67% in the Company’s ownership structure. As a result of this auction, Planner Corretora de Valores S.A., through investment funds managed by it, acquired 8,000,000 common shares corresponding to 18.45% of the total common shares issued by the Company.

On October 21, 2019, we informed our shareholders and the market that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, setting forth the terms and conditions for the sale of our shares in Alphaville. As of the date of this annual report, we hold 21.20% of Alphaville’s shares, a decrease from our previous 30% stake, as a result of a capital increase in Alphaville by affiliates of PEAE. The sale price totals R$100 million, payable through credit offsets and the delivery of certain assets. The consummation of the transaction is subject to customary conditions precedent, including a corporate restructuring of certain assets of Alphaville, the obtainment of third party consents and corporate approvals. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

Our common shares are listed on the B3 under the symbol “GFSA3” and the ADSs are traded OTC in the United States under the symbol “GFASY”.

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

At the end of 2017 and in the beginning of 2018, GWI Group, a private property investment company and asset management fund founded by South Korean national Mu Hak You, began to acquire a large number of shares in the Company. On January 31, 2018, following several purchases of Company shares, the GWI Group had a 30.45% interest in the Company’s share capital.

On September 21, 2018, GWI Group acquired an additional number of shares, increasing its interest to 37.32% in the Company’s share capital. GWI informed us that this share acquisition was made for investment purposes and in order to restructure part of the Company’s Board. On September 25, 2018, GWI convened an Extraordinary Shareholders’ Meeting for the purpose of dismissing members of the Board of Directors and electing new members through a multiple-vote process. GWI approved the dismissal of the entire Board of Directors and elected directors for five of the seven vacant seats. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”, for further information about our Board of Directors. Within three days of the dismissal and election of the new Board of Directors, the Company’s executive board was removed from office. On September 28, 2018, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on October 1, 2019. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares”, for further information. Such events were discussed at length in the media, which led to variations in the market price of our shares.

On November 26, 2018, our Board of Directors approved the voluntary delisting of our ADSs from the New York Stock Exchange (the “NYSE”) and a proposal to maintain our ADR facility as a Level 1 ADR program to enable investors to retain their ADSs. On December 7, 2018, we filed a Form 25 with the SEC to effect the delisting of the ADSs, and sent a copy to the NYSE on the same day. The last day of trading on NYSE for our ADSs was December 14, 2018, and our ADSs were delisted from the NYSE on December 17, 2018. Our ADSs remain eligible for trading in the over-the-counter markets in the United States, and our common shares will continue to be listed and admitted to trading in the Novo Mercado segment of the B3. In addition to the information we are required to report under applicable Brazilian regulations, we intend to continue publishing English translations of our annual report, interim results and communications on our investor relations website at (www.ri.gafisa.com.br), in accordance with Rule 12g3-2(b) under the Exchange Act. In the Extraordinary shareholders meeting held in April 2019, the measures taken for the voluntary delisting of Gafisa’s shares from the New York Stock Exchange (NYSE) and the change of the American Depositary Shares program from a Level 3 to a Level 1 program were not ratified.

On December 19, 2018, the Board of Directors approved the cancellation of 1,030,325 of the Company’s common shares, without reduction in our capital stock.

On January 22, 2019, the Board of Directors approved the cancellation of 370,000 of the Company’s common shares, without reduction in our capital stock. The Company also disclosed to the market a Material Fact stating that the GWI Group had acquired Company shares representing more than 50% in the Company’s share capital. Pursuant to article 46 of the Company’s Bylaws, any shareholder that holds a participation equal to or greater than 50% of the Company’s share capital is required to make a Tender Offer for the remaining shares. Accordingly, shortly thereafter, GWI Group, without making a Tender Offer, sold a small portion of its shares in order to maintain a participation of less than 50% in the Company’s share capital. Following queries for clarification by the Company, CVM and B3 about these transactions involving the Company’s share capital, GWI Group confirmed that the GWI acquisition of more than 50% of the Company’s share capital was not intentional and, therefore, did not trigger the Tender Offer requirement provided for in the Company Bylaws.

By February 14, 2019, GWI Group had sold, through auction in the capital markets, a 33.67% interest it held in the Company’s share capital. As a result, GWI Group ceased to control the Company and reduced its interest in the Company’s share capital to 7.70%. Furthermore, Planner Corretora de Valores S.A. in the same date, through investment funds managed by it, purchased shares corresponding to 18.45% of the total share capital of the Company.

The GWI Group traded in our shares in early 2019, giving rise to several requests for information by CVM and B3 with respect to compliance with the Tender Offer requirement provided for in the Company’s Bylaws. The Company responded to such requests on March 21, 2019 and, as of the date of this annual report, has no knowledge of any further action to be taken by CVM regarding this issue. The Company understands that, as the GWI Group is no longer a relevant shareholder and their representatives are no longer part of the Company’s management, the Company should not be subject to any further sanctions and will keep its shareholders and the market informed of any developments in that regard.

During February, March and April 2019, the members of the Company’s Board of Directors elected in late 2018 resigned, with the exception of Pedro Carvalho de Mello, and new members were elected to replace them.

As of the date of this annual report, following the Annual General Meeting held on April 15, 2019, Gafisa’s Board of Directors is composed of the following members: (i) Leo Julian Simpson (nominated as chairman of the Board of Directors on April 15, 2019), (ii) Antonio Carlos Romanoski, (iii) Demian Fiocca, (iv) Eduardo Larangeira Jácome, (v) Nelson Sequeiros Rodriguez Tanure, (vi) Roberto Luz Portella and (vii) Thomas Cornelius Azevedo Reichenheim, all nominated on April 15, 2019.

On April 15, 2019, at the Annual General Meeting, the shareholders resolved to suspend the shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group due to GWI Group’s non-compliance with the Company’s Bylaws as they relate to the Tender Offer request. In addition, it was resolved to increase the limit of authorized capital of the Company from 71,031,876 ordinary shares to 120,000,000 ordinary shares. This increase in the Company’s authorized capital enables us to issue new shares in a sufficient amount to accommodate the financial restructuring of the Company.

On April 15, 2019, following the General Meeting, in order to raise funds for investments, the newly appointed Board of Directors approved a capital increase of 26,273,962 new common shares. These newly issued common shares were offered privately to the Company’s shareholders at the B3, and were issued at the reference price of R$6.02 per common share (which was determined following an audit conducted by a specialized firm). The Board of Directors also appointed Roberto Luz Portella as Chief Executive Officer, Chief Financial Officer and Investor Relations Officer and Eduardo Larangeira Jácome as Operational Executive Officer. Following the preemptive rights exercise period, and the subsequent subscription periods, we issued and sold 12,170,035 and 14,103,927 new common shares of the Company for a total amount of R$62.3 million and R$70.0 million, respectively, all in registered, book-entry form, and with no par value, at a price per share equal to R$5.12 and R$4.96, respectively. Accordingly, on June 24, 2019, our board of directors approved a capital increase in the amount of R$132.3 million.

On August 15, 2019, the Board of Directors approved a capital increase of 48,968,124 new common shares. These newly issued common shares were offered privately to the Company’s shareholders at the B3, and were issued at the reference price of R$6.57 per common share (which was determined following an audit conducted by a specialized firm). Following the preemptive rights exercise period and subsequent subscriptions periods, we issued and sold 45.554.148 and 3,413,976 new common shares of the Company for a total amount of R$254.2 million and R$18.5 million, respectively, all in registered, book-entry form, and with no par value, at a price per share equal to R$5.58 and R$5.42, respectively. Accordingly, on October 23, 2019, our board of directors approved a capital increase in the amount of R$272.7 million. As of the date of this annual report, the share capital of the Company totaled R$2,926.3 million, represented by 120,000,000 common shares, all in registered, book-entry form, and with no par value.

On August 30, 2019 the Board of Directors appointed André Luis Ackermann as Chief Financial Officer, and Eduardo Larangeira Jácome tendered his resignation as Management Officer, effective as of September 30, 2019. Eduardo Larangeira Jácome will remain as a member of the Restructuring Committee until December 31, 2019 and a member of the Company’s Board of Directors.

In addition, on September 20, 2019, Roberto Luz Portella resigned from his position as Chief Executive Officer and Inverstor Relations Officer. Following his resignation, on September 23, 2019, the Board of Directors appointed André Luis Ackermann as Investor Relations Officer.

On October 21, 2019, we informed our shareholders and the market that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, setting forth the terms and conditions for the sale of our shares in Alphaville. As of the date of this annual report, we hold 21.20% of Alphaville’s shares, a decrease from our previous 30% stake, as a result of a capital increase in Alphaville by affiliates of PEAE. The sale price totals R$100 million, payable through credit offsets and the delivery of certain assets. The consummation of the transaction is subject to customary conditions precedent, including a corporate restructuring of certain assets of Alphaville, the obtainment of third party consents and corporate approvals. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

Capital Expenditures

In 2018, under the Gafisa brand, we invested R$12.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to R$9.7 million.

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

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2018, 49% of the value of our launches was derived from high and mid high-level residential developments. In addition, we also provide construction services to third parties on certain developments where we retain an equity interest. We are currently operating mainly in São Paulo and its metropolitan area which represents approximately 10.3% of the national population and approximately 17.7% of the gross domestic product as of December 31, 2016 (latest available information).

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

Our Real Estate Activities

Our real estate business includes the following activities:

·	developments for sale of:

·	residential units;

·	commercial buildings;

·	construction services to third parties on certain developments in the Gafisa segment where we retain an equity interest; and

·	sale of units through our brokerage subsidiaries, Gafisa Vendas and Gafisa Vendas Rio, jointly referred to as “Gafisa Vendas.”

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2018		2017		2016
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	728,670	100.0	553,954	100.0	2,263,336	100.0
Commercial	—	—	—	—	—	—
Potential sales(1)	728,670	100.0	553,954	100.0	2,263,336	100.0

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017. As of December 31, 2016, the amount of R$1,342,490 is related to Tenda, which is disclosed as a discontinued operation.

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2018		2017		2016
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	401,836	100.0	277,029	100.0	999,903	100.0
Commercial	—	—	—	—	—	—
Sales(1)	401,836	100.0	277,029	100.0	999,903	100.0

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017. As of December 31, 2016, the amount of R$557,970 is related to Tenda, which is disclosed as a discontinued operation.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2018	2017	2016
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	728,670	496,785	920,846
Developments launched(2)	6	4	10
Usable area (m2)(3)	84,132	72,406	109,117
Units launched(4)	1,036	1,467	1,768
Average sales price (R$/m2)(3) (5)	8,661	6,861	8,439
Rio de Janeiro
Potential sales value of units launched(1)	—	—	—
Developments launched(2)	—	—	—
Usable area (m2)(3)	—	—	—
Units launched(4)	—	—	—
Average sales price (R$/m2)(3)(5)	—	—	—
Other Markets
Potential sales value of units launched(1)	—	57,168	—
Developments launched(2)	—	1	—
Usable area (m2)(3)	—	10,534	—
Units launched(4)	—	134	—
Average sales price (R$/m2)(3)(5)	—	5,427	—
Total Gafisa
Potential sales value of units launched(1)	728,670	553,954	920,846
Developments launched(2)	6	5	10
Usable area (m2)(3)	84,132	82,940	109,117
Units launched(4)	1,036	1,601	1,768
Average sales price (R$/m2)(3)(5)	8,661	6,679	8,439
Tenda (6)
Potential sales value of units launched(1)	—	—	1,342,490
Developments launched(2)	—	—	41
Usable area (m2)(3)	—	—	454,921
Units launched(4)	—	—	9,819
Average sales price (R$/m2)(3)(5)	—	—	2,951

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. The unit’s usable area in exchange for land pursuant to barter transactions is not included.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$8,661, R$6,679, R$8,439 in 2018, 2017 and 2016, respectively, for Gafisa’s ventures only.

(6)	This information is presented for comparison purposes, as we have disclosed Tenda as a discontinued operation as of December 31, 2016 and the spin-off of the Tenda business unit was concluded on May 4, 2017.

Our developments for sale are divided into two broad categories: (1) residential buildings and (2) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at higher-income customers and buildings targeted at middle-income customers; and (2) entry level buildings targeted at middle-low income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro where we have held a leading position over the past five years based upon area of total construction. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we shifted our focus back to São Paulo and Rio de Janeiro. In October 2018 we closed our operations in the city of Rio de Janeiro to focus on our operations in São Paulo, as we believe the São Paulo metropolitan area is the most economically important region in Brazil with the largest population.

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

The table below sets forth our luxury and middle-income building developments launched between January 1, 2016 and December 31, 2018:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2018)
Upside Pinheiros	2018	100%	11,261	2021	76	100%
Upside Paraíso	2018	100%	10,881	2021	109	62%
Vision Pinheiros	2018	100%	6,474	2021	88	9%
J330 Jardins	2017	100%	3,896	2020	28	32%
Parque Ecoville	2017	100%	10,534	2019	134	72%
Marques 2900	2016	50%	5,742	2020	61	52%
Square Ipiranga	2016	100%	25,529	2019	224	93%
044 Vila Rica	2016	50%	5,077	2019	32	71%
MN15 Ibirapuera	2016	100%	5,327	2019	15	20%
Gafisa Like Aclimação	2016	100%	9,299	2019	137	92%
Gafisa Like Alto da Boa Vista	2016	100%	14,509	2019	220	75%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our entry level developments launched between January 1, 2016 and December 31, 2018:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2018)
Belvedere Lorian Boulevard	2018	100%	24,975	2021	223	35%
Moov Belém	2018	100%	14,512	2021	392	99%
Scena Tatuapé	2018	100%	16,028	2021	147	14%
Moov Estação Brás	2017	100%	12,866	2020	543	53%
Moov Espaco Cerâmica	2017	100%	24,396	2020	396	100%
Moov Parque Maia	2017	100%	31,248	2020	500	56%
Barra Vista Fase 2	2016	50%	5,468	2019	101	37%
Square Choice Santo Amaro	2016	100%	13,704	2018	227	74%
Moov Estação Vl. Prudente	2016	100%	10,307	2019	150	97%
Moov Freguesia	2016	100%	14,157	2019	276	82%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed developments as of December 31, 2018, with percentage of units sold less than 90%:

As of December 31, 2018
Project Description	Units Sold (%)
Varandas Grand Park F2 (1)	89.87%
Gafisa Square Osasco (2)	87.94%
Varandas Grand Park F3 (3)	87.69%
Barra Viva 2 - Fase 3 (4)	86.02%
Varandas Grand Park F4 (5)	85.26%
Grand Park – Parque das Árvores (6)	82.72%
Today Modern Residence (7)	80.70%
Condominio O Bosque (8)	79.67%
Sao Way (9)	79.13%
Scena Alto da Lapa (10)	79.11%
Laguna Mall (11)	78.34%
067 Hermann Júnior (12)	77.40%
Smart Santa Cecília (13)	76.25%
Mood Lapa (14)	75.80%
Varandas Grand Park F6 (15)	74.35%
Bosque Marajoara (16)	74.13%
Varandas Grand Park F5 (17)	73.74%
Go Maraville (18)	73.27%
Alphamall (19)	70.61%
Barra Vista 2 (20)	68.13%
Americas Avenue (21)	65.93%
Target Offices & Mall (22)	63.55%
Sao Gate (23)	46.68%

(1)	Varandas Grand Park F2. This development was 100% complete at December 31, 2018, at which time 89.87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(2)	Gafisa Square Osasco. This development was 100% completed at December 31, 2018 at which time 87.94% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(3)	Varandas Grand Park F3. This development was 100% completed at December 31, 2018 at which time 87.69% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(4)	Barra Viva 2 – Fase 3. This development was 100% completed at December 31, 2018 at which time 86.02% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 18-24 months.

(5)	Varandas Grand Park F4. This development was 100% completed at December 31, 2018 at which time 85.26% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(6)	Grand Park – Parque das Árvores. This development was 100% completed at December 31, 2018 at which time 82.72% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(7)	Today Modern Residence. This development was 100% completed at December 31, 2018 at which time 80.70% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(8)	Condominio O Bosque. This development was 100% completed at December 31, 2018 at which time 79.67% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(9)	Sao Way. This development was 100% completed at December 31, 2018 at which time 79.13% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 36-48 months.

(10)	Scena Alto da Lapa. This development was 100% completed at December 31, 2017 at which time 79.11% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-18 months.

(11)	Laguna Mall. This development was 100% completed at December 31, 2018 at which time 78.34% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(12)	067 Hermann Júnior. This development was 100% completed at December 31, 2018 at which time 77.40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(13)	Smart Santa Cecília. This development was 100% completed at December 31, 2018 at which time 76.25% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24–36 months.

(14)	Mood Lapa. This development was 100% completed at December 31, 2018 at which time 75.80% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(15)	Varandas Grand Park F6. This development was 100% completed at December 31, 2018 at which time 74.35% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within a short time period.

(16)	Bosque Marajoara. This development was 100% completed at December 31, 2017 at which time 74.13% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12–18 months.

(17)	Varandas Grand Park F5. This development was 100% completed at December 31, 2017 at which time 73.74% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 18-24 months.

(18)	Go Maraville. This development was 100% completed at December 31, 2017 at which time 73.27% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(19)	Alphamall. This development was 100% completed at December 31, 2017 at which time 70.61% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(20)	Barra Vista 2. This development was 100% completed at December 31, 2017 at which time 68.13% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(21)	Americas Avenue. This development was 100% completed at December 31, 2017 at which time 65.93% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

(22)	Target Offices e Mall. This development was 100% completed at December 31, 2017 at which time 63.55% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time horizon. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

(23)	Sao Gate. This development was 100% completed at December 31, 2017 at which time 46.68% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time horizon.

We have evaluated all of our developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: 044 Vila Rica, Alpha Green, Alpha Land, AlphaGreen, Alphamall, Americas Avenue, Espaço Alpha, Gafisa Hi Guaca, Global Offices, Golden Office, Icon Business & Mall, Laguna Mall, Sao Gate, Sao Way, Scena Alto da Lapa, Target Offices & Mall, Today Modern Residences, Smart Santa Cecília, Moov Parque Maia, Moov Belém, single units of Olavo Bilac and single units of Reserva das Ruínas.

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

As a result of the sale of the 70% interest in Alphaville on December 9, 2013, we were not involved in the launch of any residential communities under the Alphaville brand in 2016, 2017 and 2018.

Commercial Buildings

In 2016, 2017 and 2018 we did not launch any commercial buildings.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

The table below sets forth the real estate developments for third parties currently under construction, in which we also have an equity interest, between January 1, 2016 and December 31, 2018:

Project	First Year of Construction	Gafisa Participation (%)	Partner	Type of Project
Marques 2900	2016	50%	Bueno Netto	Residential
044 Vila Rica	2017	50%	Atins Empreendimentos	Residential

Sale of Units Through Our Brokerage Subsidiaries

In September 2006, we created a new subsidiary, Gafisa Vendas, to function as our internal sales division in the state of São Paulo. This subsidiary company is responsible for efforts in connection with: (1) launches — our internal sales force focuses on promoting launches of our developments; however, we also use outside brokers (mainly in Rio de Janeiro), thus creating what we believe to be a healthy competition between our sales force and outside brokers; (2) inventory — we have a team focused on selling units launched in prior years; and (3) web sales — we have a sales team dedicated to internet sales as an alternative source of revenues with lower costs.

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2018, our development-client database was comprised of more than 62.000 individuals. We currently have approximately 27.650 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2018, our main construction services client was Atins Empreendimentos, with whom we retain an equity interest in the 044 Vila Rica development.

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

As of December 31, 2018, we had an inventory of 31 land parcels under Gafisa, in which we estimate we could develop a total of 7,429 units (residential and commercial) units with a sales value of R$3.7 billion, of which 8.2% represents land acquired through barter transactions. The table below sets forth the breakdown of our land holdings by location and by segment:

	Gafisa
	Future Sales (% Gafisa) (1)	% Bartered
	(in millions of reais)
São Paulo	2,171	9.11%
Rio de Janeiro	928	9.80%
Other states	621	2.17%
Total	3,720	8.22%

(1)	Information reflects our interest.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff of approximately 5 professionals. Our specialized team generally coordinates with several outsourced brokerage companies with a combined sales force of more than 10 representatives, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing intelligence team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities.

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 250 independent Gafisa Vendas brokers, 29 sales consultants and 1 sales manager.

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

In 2018, 2017, 2016, 2015 and 2014 Gafisa Vendas was responsible for approximately (i) 73.7%, 68.0%, 61.1%, 60.9%, and 61.0% respectively, of our sales in the state of São Paulo, and (ii) 64.9%, 63%, 48.8%, 60.6% and 23.4%, respectively, of our sales in the state of Rio de Janeiro.

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

We invest in technology. Our research and development costs amounted to R$1.0 million in 2018, 2017 and 2016. We believe that we have pioneered the adoption of advanced construction techniques in Brazil such as dry wall and plane pre-stressed slabs, which present numerous advantages over traditional techniques. We also optimize costs by synchronizing our projects’ progress so as to coordinate the purchase of raw material and benefit from economies of scale.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we typically provide for each type of development as of December 31, 2018:

Sales Term	Luxury and Middle Income (average)	Entry-Level (average)
Mortgage lending (delivery)	75%	75%
Gafisa 36 months	25%	25%
Gafisa 60 months	-	-
Gafisa 120 months	-	-

Mortgages. In 2018, approximately 75% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2018:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	up to 11% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	up to 10% annually + TR	R$ 1.500.000,00	R$ 1.500.000,00
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS for Minha Casa Minha Vida	up to 9,16% annually + TR	R$ 240.000,00	R$ 240.000,00

(1)	TR refers to the daily reference rate.

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

We have developed a strict credit policy in order to minimize risks. We take the following steps whenever we conduct a credit review process:

·	trained independent brokers interview each potential customer to collect personal and financial information and fill out a registration form;

·	registration forms are delivered, along with a copy of the property deed, to us and, if the bank providing the financing requests, to an independent company specialized in real estate credit scoring;

·	credit is automatically extended by us to the customer if his or her credit analysis is favorable. However, if the credit analysis report raises concerns, we will carefully review the issues and accept or reject the customer’s application depending on the degree of risk. To the extent financing is provided by a bank, such financial institution will follow their own credit review procedures; and

·	after approving the application, our staff accepts the down payment which is given as a deposit on the purchase of the unit.

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On December 31, 2018, our clients’ default level, related to amounts overdue for over 30 days, was 14.3% of our accounts receivable for Gafisa.

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

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments. We have increased the percentage of mortgages that our customers obtain from commercial banks from approximately 33% in 2006 to 71% in 2018. This increase reflects the growing interest of commercial banks in financing the Brazilian housing industry. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth client default levels:

	As of and for the year ended December 31,
Customer default level	2018	2017	2016
Gafisa	14.3%	14.10%	12.40%

The increase in our default levels is mainly due to the weakening economic conditions and political instability in Brazil since 2014.

Cancelation of sales contracts.

Until December 2018, sales contracts involving real estate development activities were irrevocable under Brazilian law. The buyer did not have the unilateral ability to terminate a contract once it was executed, nor did the buyer have the ability to require a refund of amounts previously paid unless Gafisa agreed. To the extent the customer was not in compliance with its obligations under a contract, Gafisa could, at its sole discretion, either force compliance through Brazilian courts, or agree to a “default” by the customer. In this case, if Gafisa agreed at its sole discretion to refund part of the amounts paid to the defaulting party, the penalty set forth in the contract would be normally applied.

In recent years, however, the Brazilian real estate market has seen an unprecedented level of noncompliance by customers, many of which went to court to ask for the unilateral judicial termination of sales contracts. This was triggered by a number of factors, including a national economic crisis, high levels of unemployment and a crisis in the real estate market, leading to a distorted fluctuation in real estate prices.

In view of the excessive number of judicial proceedings filed to redeem consumer rights, Law No. 4,591 of December 16, 1964 was amended by Law No. 13,786 on December 12, 2018, to regulate the unilateral termination of real estate contracts and clarified the parameters of the commercial relationship between customer and contractor.

Pursuant to Law No. 13,786, upon termination of a real estate sale contract due to the default of a buyer’s obligation, the buyer is entitled to a partial restitution of the amounts already paid to the developer. The penalty due by the buyer in these cases must not exceed:

(i) 25% of the amounts paid, if the development is not being constructed legally segregated from the developer’s assets, as per Law No. 10,931 of August 2, 2004 (“Detached Assets”); or

(ii) 50% of the amounts paid, if the development is subject to Detached Assets.

In case the buyer finds a new buyer for the returned unit, the penalty fees can be avoided, provided the requirements defined by law are satisfied.

The real estate developer must refund the referred amounts in a single installment no later than (i) 30 days from the issuance of the occupancy permit by the relevant Municipality, if subject to Detached Assets; (ii) 180 days from the termination of the relevant agreement, if not subject to Detached Assets; or (iii) 30 days from the resale of the returned unit, if prior to the other terms.

In addition, Brazilian law also grants the developer the right to force the unit to be auctioned in case the buyer’s obligations provided therein are not complied with. When the unit is purchased in auction by a third party, part of the proceeds from the auction are used to reimburse the buyer for the amounts already paid to the developer, deducting the amounts stipulated by the relevant legislation. When no third party is willing to acquire the unit in the auction, the ownership of the unit returns to the developer, which shall reimburse the buyer portion of the amounts already paid, also in accordance with the law.

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2018		As of December 31, 2017		As of December 31, 2016
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	2,332	1,040,848	2,908	1,131,823	3,109	1,319,292
Volume/Sales value of cancelations	(520)	(227,677)	(801)	(411,658)	(931)	(508,827)
Percentage	22.3%	21.9%	27.5%	36.4%	29.9%	38.6%
Volume/Sales value, net of cancelations	1,813	813,172	2,107	720,164	2,178	810,464
Tenda
Contracted sales	—	—	—	—	10,059	1,417,855
Volume/Sales value of cancelations	—	—	—	—	(1,921)	(275,988)
Percentage	—	—	—	—	19.1%	19.5%
Volume/Sales value net of cancelations	—	—	—	—	8,138	1,141,866
Total sales value net of cancelation	1,813	813,172	2,107	720,164	10,316	1,952,330

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 41% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 14.9% during the three year period ended December 31, 2018, resulting in an increase in the construction costs of Gafisa over that period. During the three year period ended December 31, 2018 the IGP-M increased 15.2%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

We achieve significant economies of scale in our purchases because we:

·	use standard construction techniques,

·	engage in a large number of projects simultaneously, and

·	have long-term relationships with our suppliers. We periodically evaluate our suppliers. In the event of problems, we generally replace the supplier or work closely with them to solve the problems.

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

These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer service efforts include:

·	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries;

·	the development of the “Gafisa Viver Bem” web portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances; and

·	the development of the “Gafisa House Up Store,” through which buyers of certain units are able to customize their units in accordance with plans and finishing touches offered by Gafisa. Such options vary by development.

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

The table below sets forth the most recent data available on our market share in the São Paulo market:

São Paulo (1) — Gafisa’s Market Share
	Year ended December 31,
Year	2018	2017	2016
	(Launches in R$ million)
Local market	19,514	16,582	13,078
Gafisa(2)	728	497	870
Gafisa’s market share	3.7%	3.0%	6.7%

Source: EMBRAESP and SECOVI.

(1)	Metropolitan region.

(2)	Gafisa interest. In 2018, 2017 and 2016, we did not launch any development in Rio de Janeiro.

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

As of December 31, 2018, Gafisa had 97 direct and indirect subsidiaries, 28 jointly-controlled entities under operations and 5 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector. Gafisa also holds a 30% interest in the capital stock of Alphaville.

Of our 130 SPEs or invested companies, 96 are wholly-owned by us, we hold an interest of 50% or less in 25, and the remaining 9 are majority-owned by us.

Intellectual Property

Trademarks

Our trademarks are filed or registered in Brazil with the Brazilian Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or the “INPI,” which is the competent body for, among others, trademarks’ and patents’ registries in Brazil. Additionally, the trademark “Gafisa” is also registered before the competent agency for registering trademarks in the United States.

Currently, the registration process of a trademark takes approximately 24 months from the date of filing of the application until the definitive registration. From the date of filing of the application to the date of the definitive registration, the applicant has an expectation of right for the use of the trademark in connection with the products and services for which the trademark was applied.

Each trademark registration is effective for a 10-year period and is renewable for equal and successive periods. The renewal of a trademark registration is granted upon request accompanied by payment of renewal fees during the final year of the trademark’s registration period or within the 6-month waiting period after its expiration. In case of non-payment, the registration is definitively archived by INPI, requiring the filing of a new application.

A trademark registration may be cancelled in the case of (1) the expiration of its renewable 10-year validity term; (2) the trademark owner’s or holder’s waiver, in whole or in part, of the rights granted by registration; (3) the forfeiture, or the applicant’s or the holder’s failure to use a registered trademark in connection with related goods or services for a period longer than five years; or (4) the failure to appoint a Brazilian resident with the power to represent the applicant or holder in administrative or judicial proceedings, in cases where the applicant or the holder resides abroad.

As of the date of this annual report, we had approximately 52 pending trademark applications and 131 trademarks registered in Brazil with the INPI.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 225 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is usually one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between May 2019 and April 2023. We will seek to renew our domain names expiring in 2019, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Chubb do Brasil Companhia de Seguro, AXA Seguros S.A., Porto Seguro Cia de Seguros Gerais, Swiss RE, Fator Seguradora, Ace Seguradora, Berkley Seguros, Tokio Marine Seguradora S.A, J Malucelli Seguradora S.A., Zurich Brasil Seguros and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

In addition, in order to increase the legal and economic confidence in the real estate development sector, Law No. 4,591 was recently amended by Law No. 13,786, enacted on December 12, 2018, providing for and regulating the possibility of unilateral dissolution or termination of purchase and sale agreements involving real estate development activities.

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

Law No. 6,766 was recently amended by Law No. 13,786, enacted on December 12, 2018, which granted the buyer the right to restitution of the amounts already paid to a developer when the agreement is terminated due to the breach of the buyer’s obligations as provided therein, increasing and/or deducting, whichever is applicable, the amounts originally stipulated thereby. The penalty due by the buyer must not exceed 10% of the value of the agreement adjusted for inflation, and the amounts must be reimbursed by the developer, who can make the payments in up to 12 installments, the first one being due no later than (i) 180 days from the date expected for the conclusion of the construction, or (ii) 12 months from the termination of the relevant agreement, if the construction has been concluded.

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

In addition, in order to encourage the use of the appropriation system, Laws No. 11,977 of July 7, 2009 (amended by Law No. 12,249 enacted on June 11, 2010, Law No. 12,424 enacted on June 16, 2011, Law No. 12,693 enacted on July 24, 2012, Law No. 12,722 enacted on October 3, 2012, Law No. 13,043 enacted on November 13, 2014, Law No. 13,097 enacted on January 19, 2015, Law No. 13,274 enacted on April 26, 2016, Law No. 13,465 enacted on July 11, 2017 and Law No. 13,590 enacted on January 4, 2018) and No. 12,844 of July 13, 2013, which granted tax benefits for the adoption of the system by reducing tax rates on appropriated assets from 7% to 4% and, in the case of the appropriated assets under the public housing program “Minha Casa, Minha Vida,” the rates were reduced from 7% to 1%, until December 31, 2018, by Law No. 13,097, enacted January 19, 2015. We have not yet utilized the appropriation system for any of our real estate developments. We prefer to use our subsidiaries and our jointly-controlled entities for each specific real estate development. Our subsidiaries and jointly-controlled entities allow us to borrow funds by segregating the credit risk taken on by the financial institutions.

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

On January 14, 2019, Municipal Law No. 198 was published, replacing the former Code of Works and Construction of the Municipality of Rio de Janeiro. The new Code has only 40 articles, replacing the over 500 provided for in the former code, and its principal goal is to modernize and simplify the rules for developers. The simplification of the licensing process allows for more flexible urbanization parameters. Among the important changes brought about by Law No. 198, we highlight the following:

(i) Minimum Size: The new rule allows for properties with a minimum size of 25 square meters (or 82 square feet), except in the boroughs of Barra da Tijuca, Recreio dos Bandeirantes, Vargem Grande, Vargem Pequena and Ilha do Governador. According to the old rules, the minimum useable area of the apartments varied from 28 square meters (91 square feet) in the Central and Northern regions and 60 square meters (196 square feet) in the Southern Region;

(ii) Parking: It is no longer required for a building built within a radius of 800 meters (2,624 feet) from an underground, train, BRT and/or VLT station to have at least one parking space for each one of its individual units. The requirement now is one parking space for every four apartments;

(iii) Playground: It is no longer required for a building to have a playground;

(iv) Marquees: Marquees, which have been forbidden since 2007, are once again allowed in the city’s building designs;

(v) Elevators: Elevators are now required only in buildings with more than five stories;

(vi) Cultural Heritage Buildings: Cultural Heritage Buildings may have their use changed, pursuant to the compliance with the rules enforced by the preservation regulatory bodies;

(vii) Balconies: No limits on the construction of a balcony were established in the new code. Sealing off balconies is still allowed, provided that the legal requirements are met;

(viii) Mezzanines: Non-residential units may have a mezzanine that occupies 100% of its useable area pursuant to payment of a fee to City Hall;

(ix) Condo Villages: It is once again permitted to build condo villages in town, which may have up to 36 units. According to the old rules, these used to be allowed only in the boroughs of Campo Grande and Tijuca. The code also determines that the upkeep of the village street, its entrance and common services are the obligation of its occupants;

(x) Bike Racks: It is now required of residential buildings to have a designated place for storing bicycles; and

(xi) Retrofit: The rules for the calculation of the Total Built Area, parking spaces and adaptation of the building in the retrofitting of existing buildings have been made more flexible.

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

The following chart shows our organizational structure for our principal subsidiaries, all of them incorporated in Brazil:

(*) We held 30% of this entity at December, 2018, 2017 and 2016.

For more information on our remaining subsidiaries and jointly-controlled entities, see “—B. Business Overview—Subsidiaries.”

D.	Property and Equipment

We lease our headquarters located at Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil. Currently, we lease approximately 950 square meters in this office. We believe these facilities are adequate for the full development of our operations.

As of December 31, 2018, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$20.1 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The financial statements for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities. The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

As of December 31, 2018, the Central Bank set the SELIC rate at 6.5% and the real depreciated 17.1% relative to the U.S. dollar in 2018. As of December 31, 2018, the real/U.S. dollar exchange rate was R$3.875 per US$1.00. During this period, inflation according to the IPCA was 3.75%.

The table below shows the actual growth of the Brazilian GDP, inflation, interest rates and dollar exchange rates for the periods indicated:

	Year ended December 31,
	2018		2017		2016
	(%, unless otherwise stated)
Real growth in GDP		1.1		1.0		(3.6)
Inflation rate (INPC)(1)		3.4		2.1		6.6
Inflation rate (IGP—M)(2)		7.6		(0.5)		7.2
National Construction Cost Index (INCC)(3)		3.8		4.3		6.1
TJLP rate(4)		7.0		7.0		7.5
CDI rate(5)		6.4		9.9		14.0
Appreciation (devaluation) of the real vs. US$		(17.1)		(1.5)		16.5
Exchange rate (closing) — US$1.00	R$	3.88	R$	3.31	R$	3.26
Exchange rate (average)(6) — US$1.00	R$	3.65	R$	3.20	R$	3.45

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

Brazilian Real Estate Sector

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. For example, demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

·	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

·	Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

·	Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

·	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015 (“Law No. 13,097”), which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the LIG.

·	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

·	CMN Resolution No. 4,598/2017, which regulates the issuance of LIGs by financial institutions, establishing its general characteristics, procedures and applicable requirements, including with regards to underlying assets backing such securities, as well as other guidelines applicable to the LIG trustee and to LIG holders’ meetings.

·	Law No. 13,777 enacted on November 20, 2018, established a new form of condominium - a “multi-property” condominium. Multi-property allows the co-owners of a property to each use it for a pre-determined period of time as its single owner. Each “time fraction” is indivisible and bound to the right of use of the property for periods of no less than 7 days, which can be fixed and determined or change from year to year.

·	Law No. 13,786 enacted on December 12, 2018, which regulates the dissolution or termination of purchase and sale agreements involving real estate development activities, in order to foster legal and economic confidence in the real estate development sector.

·	Municipal Law No. 198 enacted on January 14, 2019, which replaced the former Code of Works and Construction of the municipality of Rio de Janeiro. The new Code has only 40 articles, replacing the over 500 provided for in the former code, and its principal goal is to modernize and simplify the rules for developers. The simplification of the licensing process allows for more flexible urbanization parameters.

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

In this sense, we set forth below summarized information related to our critical accounting policies. See Note 2.2 to our consolidated financial statements, included elsewhere in this annual report for further information on these and other accounting policies we adopt.

Impairment of non-financial assets

We annually review the carrying amount of assets, with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss in the recoverable amount of such assets. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the statement of operations by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million. As of December 31, 2017 and 2018, the Company recorded an impairment loss related to the goodwill on the remeasurement of the investment in AUSA in the amounts of R$127.4 million and R$112.8 million, respectively The recoverable amount of an asset or of a certain cash-generating unit is defined as the greater of its value in use and its fair value less costs to sell. When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, as well as the estimated future cash inflows and the growth rate used. The fair value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between knowledgeable and willing parties, adjusted for expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

The main assumptions used in the estimate of value in use for the AUSA investment are the following: Revenue – revenues were projected between 2019 and 2038 considering the growth in sales and client base of the different cash-generating units. Operating costs and expenses – costs and expenses were projected in line with the Company’s historical performance, as well as the historical growth of revenues. Additionally, the pre-tax discount rate used was 15.30% in nominal terms, and perpetuity was calculated by considering a growth of 3.8% per annum, equivalent to the long-term inflation estimate projected by the Brazilian Central Bank. The key assumptions were based on the Company’s historical performance and on reasonable macroeconomic assumptions, and supported by the financial market projections, documented and approved by the Company’s management.

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

To the extent that the realization of deferred tax assets is not considered to be probable, this amount is not recorded. We record deferred tax on a net basis, determined by legal entity and same jurisdiction. For entities with cumulative tax losses for the last three years, the Company and its subsidiaries recognized deferred tax assets and liabilities based on the following assumptions:

·	100% of deferred tax liabilities on temporary differences;

·	Deferred tax assets on temporary differences that have realization terms similar to deferred tax liabilities, and relate to the same legal entity, are recorded up to the limit of the deferred tax liabilities; and

·	In situations where recent losses indicate that future taxable income is uncertain, deferred tax assets are not recognized on deductible temporary differences in excess of deferred tax liabilities recorded on taxable temporary difference liabilities nor is an asset recognized for the carry forward of unused tax losses.

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

Development and sale of real estate

Real estate development and sales

The Company applied CPC 47 – Revenue from Contracts with Customers from January 1, 2018, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities.

According to CPC 47, the recognition of revenue from contracts with customers became subject to a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled to and is based on a five-step model as follows: (1) identification of contract; (2) identification of performance obligations; (3) determination of transaction price; (4) allocation of transaction price to performance obligations; (5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties to the contract have approved the contract; (ii) the Company can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) the Company has determined that the collection of consideration to which the Company is entitled is probable.

Revenues, as well as costs and expenses directly relating to real estate development units sold and not yet finished, are allocated to the statement of operations over the construction period and the following procedures are adopted:

(a)  For the sales of completed units, revenues are recorded when the sale is completed and the transfer of control, regardless of the receipt from the customer of the contracted amount;

(b)  For the sales of units under construction, the following applies:

·	The incurred cost, including the cost of land, and other directly related expenditure, that correspond to the units sold is fully recognized in the consolidated statement of operations;

·	Sales revenues are recognized in profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures

·	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers”;

·	Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of accounts receivable, are recognized in profit or loss on a pro rata basis using the effective interest method;

·	The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction;

·	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

·	Advertising and publicity expenses are recorded in the consolidated statement of profit or loss as incurred.

Construction services

Revenues from real estate services are recognized as services are rendered and consist primarily of amounts received in connection with construction management activities for third parties, and technical advisory services, mainly related to developments where we retain an equity interest.

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

Allowance for expected credit losses

We annually review the assumptions used in establishing an allowance for expected credit losses, in view of the revision of historical data of its current operation and improvement of measurement estimates.

We record an allowance for expected credit losses for all sales contracts of real estate units, and the amounts are accrued as a contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. Such analysis is individually made for each sales contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2018	2017 (3)	2016 (3)
Launches (in millions of reais)	729	554	921
Number of projects launched	6	5	10
Number of units launched(1)	1,036	1,601	1,901
Launched usable area (m2)(2)	84,132	82,940	148,065
Percentage of Gafisa investment	100%	98%	90%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The information as of and for the year ended December 31, 2017 and December 31, 2016 does not include developments launched under the Tenda brand, the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016, and its spin-off was concluded in May 2017.

In 2018, we launched under the Gafisa brand 6 residential developments with a total potential sales value of R$728.7 million and 100% of these developments were located in the state of São Paulo.

In 2017, we launched under the Gafisa brand 5 residential developments with a total potential sales value of R$553.9 million and 80% of these developments were in the state of São Paulo and 20%, 1 project, is located at Curitiba.

In 2016, we launched under the Gafisa brand 10 residential developments with a total potential sales value of R$920.8 million and 100% of these developments were located in the state of São Paulo.

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

Gafisa segment

In 2018, Gafisa launches totaled R$728.7 million, a 31.5% increase compared with 2017.

Contracted sales for 2018 totaled R$813.2 million, up 12.9% from 2017. Sales of units launched over the year accounted for 49,4%, while sales of inventories accounted for the remaining 50.6%. In 2017, Gafisa launches totaled R$553.9 million, a 39.8% decrease compared with 2016.

Contracted sales for 2017 totaled R$720.2 million, down 11.1% from 2016. Sales of units launched over the year accounted for 38.5%, while sales of inventories accounted for the remaining 61.5%.

In 2016, Gafisa launches totaled R$920.8 million, an 8% decrease compared with 2015.

Contracted sales for 2016 totaled R$810.5 million, down 11.4% from 2015. Sales of units launched over the year accounted for 54.5%, while sales of inventories accounted for the remaining 45.5%.

In 2018, Gafisa delivered 12 ventures/stages and 2,354 units, accounting for R$910.3 million in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$1.23 billion at the end of 2018, compared to R$1.5 billion at the end of 2017 and R$1.76 billion at the end of 2016.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2018	2017(2)	2016
Type of development	(in millions of reais, unless otherwise stated)
Luxury middle-income buildings	333.4	358.7	812.1
Entry-level developments	459.2	343.9	27.1
Commercial	20.6	17.6	(28.7)
Total contracted sales(1)	813.2	720.2	810.5
Sale of units launched in the year	401.8	277.7	441.9
Percentage of total contracted sales	49.4%	39%	55%
Sale of units launched during prior years	411.3	442.5	368.5
Percentage of total contracted sales	50.6%	61%	45%

(1)	Amount net of sales cancellation.

(2)	The information as of and for the year ended December 31, 2017 and December 31, 2016 does not include developments launched under the Tenda brand, which was spun off on May 4, 2017 and the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2018	2017	2016
Contracted sales(1)	(in millions of reais, unless otherwise stated)
Gafisa	813.2	720.2	810.5
Tenda	N/A	N/A	1,141.9
Total contracted sales	813.2	720.2	1,952.4

(1)	Amount net of sales cancellation.

In 2018, we sold 49% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$813.2 million under the Gafisa brand, an increase of approximately 13% compared to 2017.

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

We provide a limited amount of post-construction client financing. Our default rate was 14.3%, 14.1% and 12.4% as of December 31, 2018, 2017 and 2016 respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2018	2017	2016
	(in millions of reais)
Gafisa	12.5	20.3	28.6
Tenda	—	—	3.0

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2018 (4)	2017 (4)	2016
	(in millions of reais, unless otherwise stated)
Sales to be recognized	572.2	644.3	525.2
Net sales to be recognized(1)	551.3	620.8	506.0
Cost of units sold to be recognized(2)	(354.5)	(405.1)	(315.1)
Expected gross margin—yet to be recognized(3)	196.8	215.7	190.9
Expected margin percentage	35.7%	34.8%	37.7%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2018, 3.32% of our net operating revenues were derived from constructions services rendered.

Operating Costs

Our operating costs consist of real estate development costs and, to a lesser extent, costs of services rendered.

Real estate development costs

Real estate development costs consist of costs of land, construction (which includes costs for a broad variety of raw materials and labor), capitalized interest (financial costs) from project specific financing, projects, foundations, structuring and furnishing, as well as costs for outsourced labor. The items making up our costs, as a percentage of our total cost were as set forth for the periods presented.

	For the year ended December 31,
	2018	2017 (1)	2016 (1)
		Restated	Restated
Land	32.51%	31.98%	39.65%
Construction costs	50.74%	51.73%	40.70%
Financial costs	13.35%	12.85%	15.47%
Development costs	3.40%	3.44%	4.18%
Total	100.0%	100.0%	100.0%

(1)	Percentages retroactively adjusted to reflect the Gafisa segment only, given the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017 and 2016 consolidated statements of operations.

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 29.0% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 3.8%, 4.3% and 6.1% in 2018, 2017 and 2016, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

Selling expenses

Selling expenses include advertising, promotion, brokerage fees and similar expenses.

General and administrative expenses

General and administrative expenses principally include the following:

·	employee compensation and related expenses;

·	fees for outsourced services, such as legal, auditing, consulting and others;

·	management fees and expenses;

·	stock option plan expenses;

·	overhead corporate expenses;

·	expenses related to legal claims and commitments; and

·	legal expenses related to public notaries and commercial registers, among others.

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

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2018, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017 and 2016 consolidated statements of operations.

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

Results of Operations for the Years Ended December 31, 2018 and 2017

Net operating revenue

Net operating revenue for the year ended December 31, 2018, recognized by the percentage of completion revenue recognition method, was R$960.9 million, an increase of 22.2% from R$786.2 million for the year ended December 31, 2017, mainly due to (i) the increase in the recognition of revenue from construction projects and their improved performance, and (ii) the two projects launched in 2018, Upside Pinheiros and Moov Belém, which are almost 100% sold.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$1.05 billion for the year ended December 31, 2018, an increase of R$213.1 million or 26% compared with the same period in 2017 of R$835.1 million. The tax deductions from gross revenue reached R$87.3 million in 2018 from R$48.9 million in 2018, representing an increase of 78%, which was mainly impacted by higher launch volumes.

During 2018, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 3.84%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched in 2017 and 2018 and expected to be delivered in 2019. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2018 totaled R$846.2 million, a 6.7% decrease compared to R$906.5 million in 2017, as a result of a lower impact of impairment adjustments in our landbank and inventory in the amount of R$63.1 million, compared to R$147.3 million in 2017.

Gross profit

Gross profit in 2018 totaled R$114.7 million, representing an increase from gross loss of R$120.3 million in 2017. This increase was mainly due to (i) higher volume of launches and sales, (ii) better macroeconomic conditions in Brazil, (iii) a decrease in dissolutions (cancellations of sales), and (iv) the effects of the impairment adjustments in our landbank and inventory in the amount of R$63.1 million.

In 2018, the gross margin generated from our activities increased to 11.9% as compared to negative 34.5% in 2017.

Selling expenses

Selling expenses in 2018 totaled R$84.4 million, representing a decrease of 3.6% as compared to R$87.6 million in 2017, mainly due to a decrease in (i) product marketing and selling expenses, as a result of our corporate restructuring; and (ii) brokerage and sales commission expenses, as a result of lower sales volume during the period. Selling expenses in 2018 represented 8.8% of our net operating revenue compared to 14.4% in 2017.

General and administrative expenses, not including depreciation and amortization expenses

General and administrative expenses were R$57.1 million in 2018, a 38% decrease from the R$92.7 million recorded in 2017. This decrease was mainly due to (i) the net reversal of bonus provisions for 2017 and 2018, amounting to R$14.8 million in 2018; (ii) reduced services expenses; and (iii) lower salaries and charges expenses.

Depreciation and amortization

Depreciation and amortization in 2018, was R$21.3 million, a decrease of R$10.7 million when compared to the R$32.0 million recorded in 2017. Additionaly, in 2017 the amount of R$25.5 million was recognized as an amortization related to the write off of the goodwill on the AUSA acquisition.

Financial income and expenses, net

Net financial expenses totaled R$80.5 million in 2018, compared to net financial expenses of R$107.3 million in 2017. The decrease is mainly due to a decrease in interest expenses as a result of a decrease in our levels of indebtedness during the period.

Taxes on income

Income tax and social contribution had a positive impact of R$25.1 million in 2018 compared to R$25.9 million in 2017, reflecting a tax credit of R$26 million from the impairment of goodwill that resulted from the remeasurement of our remaining 30% interest in AUSA in 2018. Accordingly, the provision for income tax and social contribution had a positive impact of R$21.7 million in 2018, compared to R$23.1 million in 2017.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased from a loss of R$0.3 million in 2017 to a net loss of R$1.8 million in 2018.

Net income (loss) attributable to owners of Gafisa

Net loss attributable to owners of Gafisa was of R$419.5 million in 2018, compared to a net loss of R$760.2 million in 2017. This variation was mainly due to (i) higher launches and sales, (ii) lower cancellations and (iii) reduced expenses.

Results of Operations for the Years Ended December 31, 2017 and 2016

Net operating revenue

Net operating revenue for the year ended December 31, 2017, recognized by the percentage of completion revenue recognition method, was R$786.2 million, a decrease of 14.8% from R$923.2 million for the year ended December 31, 2016, mainly due to (i) the lower volume of launches, and (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$835.1 million for the year ended December 31, 2017, a decrease of R$156.1 million or 15.7% compared with the same period in 2016 of R$991.1 million. The tax deductions from gross revenue reached R$48.9 million in 2017 from R$68.0 million in 2016, representing a decrease of 28.1%, which was mainly impacted by lower launch volumes.

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

Operating costs

Operating costs in 2017 totaled R$906.5 million, a 10.5% decrease compared to R$1,013.8 million in 2016, as a result of (i) lower launch volumes and sales in 2017, and (ii) impairment adjustments in our landbank and inventory in the amount of R$147.3 million.

Gross profit

Gross loss in 2017 totaled R$120.3 million, representing an increase from gross loss of R$90.6 million in 2016. This increase was mainly due to (i) lower volume of launches, (ii) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units, (iii) an increase in dissolutions (cancellations of sales), and (iv) the effects of the impairment adjustments in our landbank and inventory in the amount of R$147.3 million.

In 2017, the gross margin generated from our activities decreased to negative 15.3% as compared to negative 12.4% in 2016. This decrease was due to the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Selling expenses

Selling expenses in 2017 totaled R$87.6 million, representing a decrease of 7.8% as compared to R$94.9 million in 2016, mainly due to the lower volume of launches and sales in 2017. Selling expenses in 2017 represented 14.4% of our net operating revenue compared to 10.4% in 2016.

General and administrative expenses, not including depreciation and amortization expenses

General and administrative expenses were R$92.7 million in 2017, a 13.0% decrease from the R$106.6 million recorded in 2016. This decrease was mainly due to (i) a decrease in the profit sharing provision recorded in 2017 totaling R$5.4 million; and (ii) a R$4.0 million decrease in our payroll and charges expenses as a result of our corporate restructuring at the end of 2016.

Depreciation and amortization

Depreciation and amortization in 2017 was R$32.0 million, an decrease of R$1.9 million when compared to the R$33.9 million recorded in 2016. Additionaly, the amount of R$25.5 million was recognized as an amortization related to the write off of the goodwill on the AUSA acquisition in 2017.

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

Net income (loss) attributable to owners of Gafisa

Net income (loss) attributable to owners of Gafisa was a net loss of R$760.2 million in 2017, compared to a net loss of R$1,140.7 million in 2016. This variation was mainly due to (i) the effects generated by the impairment adjustment of R$127.4 million related to AUSA’s goodwill, (ii) impairment adjustments in our landbank and inventory in the amount of R$147.3 million, (iii) a AUSA proportional equity pickup losses in the amount of R$189.9 million, and (iv) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Business Segment

See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.”

Following the consummation of the Tenda spin-off on May 4, 2017 and the completion of the discontinuation of Tenda’s operations (see Note 8.2 to our consolidated financial statements), the Company operates one business segment. Accordingly, our chief executive officer, who is responsible for monitoring our business progress, uses data derived from our consolidated financial statements to make decisions. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable business segment to be disclosed in the years ended December 31, 2018, 2017 and 2016.

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

In 2018, we did not carry out any receivables sales with recourse.

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

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2018, 2017 and 2016 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009, we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2018, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 8,5% to 10%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2018	2017 (1) (2)	2016 (1) (2)
	(in millions of reais)
Real estate development receivables:
Current	468.0	374.9	411.8
Long-term	174.0	199.3	271.3
Total	642.0	574.2	683.1
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	572.2	644.3	525.2
Total	572.2	644.3	525.2
Total receivables from clients – portion recognized plus portion not recognized	1,214.2	1,328.4	1,519.1

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016, and since the Tenda business spin-off was completed on May 4, 2017.

(2)	This amount was restated due to the adoption of CPC 48 – Financial Instruments (IFRS 9) and CPC 47 – Revenue from Contracts with Customers (IFRS 15) retrospectively from January 1, 2016.

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2018
Maturity	(in millions reais)
Overdue	176.8
2019	708.3
2020	205.6
2021	113.0
2022	2.7
2023 onwards	7.8
Total	1,214.2

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2019, our clients’ default level was 15.2% of our accounts receivable for Gafisa. We annually review the assumptions used in establishing an allowance for expected credit losses and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for expected credit losses and cancelled contracts for customers when a cash inflow risk is identified. Contracts are monitored to identify the moment when these conditions are mitigated. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for expected credit losses and cancelled contracts totaled R$101.0 million as of December 31, 2018 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2018, net cash generated from operating activities totaled R$31.5 million, compared to R$206.9 million in 2017. This decrease is mainly composed of (i) a R$95.7 million increase in receivables from clients and a R$339.6 million decrease in inventory; (ii) a R$14.5 million decrease in related party transactions; (iii) expenses in the net amount of R$227.2 million which did not affect our cash and cash equivalents, of which R$38.1 million relates to impairment adjustments of AUSA goodwill and impairment adjustments in our landbank and inventory, R$15.5 million of equity losses during the period, and R$172.4 million of which relates to provisions for contingencies; and (v) other less relevant increases and decreases in other operational categories.

In 2017, net cash generated from operating activities totaled R$206.9 million, compared to R$269.7 million in 2016. This decrease is mainly composed of (i) an increase of R$13.1 million in obligations for purchase of land and advances from customers; (ii) a R$260.1 million decrease in receivables from clients and a R$346.2 million decrease in inventory; (iii) a R$27.5 million decrease in related party transactions; (iv) expenses in the net amount of R$481.3 million which did not affect our cash and cash equivalents, of which R$263.6 million relates to impairment adjustments of AUSA goodwill and impairment adjustments in our landbank and inventory, R$204.8 million of which relates mainly to AUSA equity losses during the period, and R$107.8 million of which relates to provisions for contingencies; and (v) other less relevant increases and decreases in other operational categories. This decrease was partially offset by the R$52.0 million in cash generated by Tenda for the period ended May 4, 2017.

Investing activities

Net cash generated in investing activities, including the acquisition of assets, equipment and new investments was a cash burn of R$3.1 million in 2018, compared to R$445.4 million in 2017.Net cash generated in investing activities, including the acquisition of assets, equipment and new investments was R$445.4 million in 2017, compared to R$162.5 million in 2016. Our cash generated in 2017 was mainly related to (i) cash generated from the exercise by Gafisa shareholders of their preemptive rights to acquire up to 50% of the share capital of Tenda as part of the Tenda spin-off in the amount of R$219.5 million; (ii) cash generated from the reduction of Tenda’s share capital in the amount of R$105.2 million; and (iii) R$104.7 million related to the redemption of investments in marketable securities and restricted securities and the repayment of loans. Under the Tenda segment, disclosed as a disposal group held for sale, cash generated in investing activities increased to R$48.7 million, compared to R$5.0 million in 2016 mainly related to the redemption of investments in marketable securities and restricted securities and the repayment of loans in the amount of R$57.6 million.

Financing activities

Net cash used from financing activities in 2018 totaled R$24.6 million, compared to the net cash used from financing activities in 2017 of R$528.6 million. The lower cash used in 2018 compared to 2017 was mainly attributable to (i) the R$250.8 million capital increase concluded in February and (ii) a reduction on amortization of loans and financing. There was no net cash used from financing activities related to the disposal group held for sale in 2018 compared to R$24.1 million in 2017.

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

Pledged mortgage receivables and short-term investments

As of December 31, 2018, substantially all of our mortgage receivables totaling R$218.3 million are pledged. In addition, R$7.0 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2018, we invested R$12.5 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to R$9.7 million.

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

As of December 31, 2018, we had outstanding debt in the total amount of R$889.4 million, a decrease of 19.5% as compared to December 31, 2017. As of December 31, 2018, our indebtedness principally consisted of: (1) debentures totaling R$265.7 million, (2) working capital loans totaling R$95.6 million and (3) other loans (mainly SFH) totaling R$528.1 million.

As of December 31, 2017, we had outstanding debt in the total amount of R$1,104.9 million, a decrease of 32.6% as compared to December 31, 2016. As of December 31, 2017, our indebtedness principally consisted of: (1) debentures totaling R$207.7 million, (2) working capital loans totaling R$164.1 million and (3) other loans (mainly SFH) totaling R$733.1 million.

	Maturity as of December 31, 2018
	Total	2019	2020	2021	2022 and thereafter
	(in millions of reais)
Debentures (Working Capital)	265.7	62.8	157.7	43.4	1.8
Other Working Capital	528.1	250.9	201	76.2	-
Housing Finance System (SFH)	95.6	34.7	15.6	45.3	-

Total	889.4	348.4	374.3	164.9	1.8

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

On September, 2018, we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

The actual ratios and minimum and maximum amounts stipulated by restrictive covenants related to these CCBs at December 31, 2018 are as follows:

At December 31, 2018
Loans and Financing
Net debt (1) cannot exceed 100% of equity plus non-controlling interests	152.53%
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over venture debt (3)	4.51 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (3)	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus non-controlling interests	45.44%
Total receivable (2) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.81 times
Total accounts receivable (2) plus total inventories required to be below zero or 2.0 times over net debt	3.17 times

(1)	Net debt refers to total debt less cash and cash equivalents.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

In May 2018, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$76 million, with final maturity in July 2020. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of completion bond related to a specific venture. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (DI) plus 3.75% per annum.

In July 2018, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$90 million, with a final maturity in June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (DI) plus 3% per annum.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2018 are as follows:

At December 31, 2018
Total accounts receivable(2) plus inventory required to be below zero or 2.0 times over net debt(4) less venture debt(3)	10.63 times
Total debt less venture debt(3), less cash and cash equivalents and short-term investments(1), cannot exceed 75% of equity plus non-controlling interests	45.44%

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

As of December 31, 2018, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for non-compliance with a certain restrictive covenant in one of the Company’s CCB’s and three SFH loans related to their guarantees. This non-compliance occurred mainly as a result of an impairment adjustment of R$112.8 million related to AUSA’s goodwill. In addition, we recorded an impairment adjustment of R$65.1 million in our inventory units, when similar units were being sold below their book value due to the effects of the challenging macroeconomic conditions in the real estate sector and in Brazil as a whole. The aforementioned debt agreements were classified as short term debt in the Company’s financial statements. As of the date of this annual report, we have settled the CCB transaction and we are in the process of negotiating the re-establishment of the guarantees per the SFH loans. We have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2018, the interest rates on these loans generally varied between 8.3% and 14.2% per annum, plus TR, and the loans generally mature through April 2019 and July 2021. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2018, we had 18 loan agreements in effect, with a balance of R$528.1 million. At the same date we also had R$53.8 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

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

On December 22, 2011, Gafisa and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$72.4 million in exchange for cash at the transfer date, discounted to present value, by R$60.1 million, classified as “Obligations with assignment of receivables.”

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

In 2018, we did not perform any transfer of sales receivables from Gafisa and its subsidiaries to investors.

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

Working Capital

We believe that our current working capital is sufficient for our present requirements and that our sources of funds from financing activities are sufficient to meet the financing of our activities and cover our need for funds for at least the next twelve months. Additionally, as a result of the Tenda spin-off which was consummated on May 4, 2017, we received cash totaling R$219.5 million in connection with the exercise by the Gafisa shareholders of their preemptive rights to acquire up to 50% of the share capital of Tenda, as well as cash totaling R$105.2 million in connection with the Tenda share capital reduction, both of which have contributed to solidifying the liquidity and capital structure of the Company. As a result of the gradual recovery of the Brazilian economy and as part of the Company’s strategy to reinforce its liquidity, strengthen its capital structure and solidify the Company’s strategic and operational positioning for a new cycle of the real estate market, we issued and sold 16,717,752 new common shares of the Company for a total amount of R$250.8 million, all in registered, book-entry form, and with no par value, at a price per share equal to R$15.00, of which R$0.01 per share was allocated to capital, and R$14.99 per share was allocated to capital reserves. . On June 24, 2019 and October 23, 2019, our board of directors approved a capital increase in the amounts of R$132.3 million and R$272.7 million, respectively.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$419.5 million, a net loss of R$760.2 million and a net loss of R$1,140.7 million in 2018, 2017 and 2016, respectively. Under U.S. GAAP, our net losses were R$452.6 million, R$621.8 million and R$514.1 million in 2018, 2017 and 2016, respectively.

Our equity, in accordance with Brazilian GAAP, was R$493.2 million, R$715.1 million and R$1,796.5 million as of December 31, 2018, 2017 and 2016, respectively. Under U.S. GAAP, we recorded total equity of R$240.4 million, R$495.4 million and R$1,438.0 million as of December 31, 2018, 2017 and 2016, respectively.

The following items generated the most significant differences between Brazilian GAAP and U.S. GAAP in determining net income and shareholders’ equity:

·	revenue recognition; and

·	effects of deferred taxes on the difference above.

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

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2017

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2018.

The following standards are in effect beginning on January 1, 2018:

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

In a letter (CVM/SNC/SEP/No. 02/2018) dated December 12, 2018, the CVM established the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities. According to CPC 47, the recognition of revenue from contracts with customers became subject to a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled to and is based on a five-step model as follows: (1) identification of contract; (2) identification of performance obligations; (3) determination of transaction price; (4) allocation of transaction price to performance obligations; (5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties to the contract have approved the contract; (ii) the Company can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) the Company has determined that the collection of consideration to which the Company is entitled is probable.

For comparability purposes, the balances as of December 31, 2017 and 2016 were adjusted considering such changes in accounting practice. As required by CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 47 and 48 are demonstrated as follows:

Statement of profit or loss	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2016
Net operating revenue	608,823	177,351	786,174	915,698	7,483	923,181
Operating costs	(818,751)	(87,735)	(906,486)	(1,029,213)	15,403	(1,013,810)
Operating (expenses) / income	(654,216)	—	(654,216)	(362,747)	—	(362,747)
Financial income (expense)	(107,268)	—	(107,268)	(25,679)	—	(25,679)
Income tax and social contribution	23,100	—	23,100	(100,080)	—	(100,080)
Profit from (loss on) continued operations	(948,312)	89,616	(858,696)	(602,021)	22,886	(579,135)
Profit from discontinued operations	98,175	—	98,175	1,871	—	1,871
Non-controlling interests	(281)	—	(281)	(559,704)	—	(559,704)
Net profit (loss) for the year	(849,856)	89,616	(760,240)	(1,163,596)	22,886	(1,140,710)

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

IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

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

Based on available information, the right-of-use assets and lease liabilities was recognized in the amount of R$5.0 million as of January 1, 2019. The following standard amendments and interpretations will not have a significant impact on the consolidated financial statements of the Company:

·	IFRIC 23/ICPC 22 Uncertainty over Income Tax Treatments

·	Prepayment Features with Negative Compensation (Amendments to IFRS 9)

·	Investments in Associates and Joint Ventures (Amendments to CPC 18(R2) / IAS 28)

·	Amendments to Plan Amendment, Curtailment or Settlement (Amendments to CPC 33 / IAS 19)

·	Annual improvements to IFRS Standards 2015-2017 cycle – several standards

·	Amendments to references to the conceptual framework in the IFRS

·	IFRS 17 Insurance Contracts.

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

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. As of December 31, 2018, 2017 and 2016, we had 2, 2 and 5 employees engaged in research and development activities, respectively. Our research and development expenditures in 2018, 2017 and 2016 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

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

In addition, while we believe the long term prospects for the Brazilian housing market have not changed, during 2015, 2016, 2017 and 2018, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units.

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

On February 2, 2014, Gafisa’s board of directors authorized management to initiate studies for a potential spin-off of Gafisa and Tenda business units into two independent publicly traded companies. Our management initiated the studies in the first quarter of 2014. The main objectives of the proposed spin-off are to:

·	enable shareholders to allocate resources between Gafisa and Tenda in line with their interests and investment strategies;

·	enable Gafisa and Tenda to respond faster to the opportunities in their target markets;

·	establish sustainable capital structures for each of Gafisa and Tenda, based on each company’s risk profile and strategic priorities;

·	give greater visibility to the market on the individual performance of each of Gafisa and Tenda, enabling better assessment of intrinsic value; and

·	increase the ability of Gafisa and Tenda to attract and retain talent, through the development of appropriate cultures and compensation structures consistent with the specific results of each business.

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

On September 25, 2018, GWI convened an Extraordinary Shareholders’ Meeting for the purpose of dismissing members of the Board of Directors and electing new members through a multiple-vote process. GWI approved the dismissal of the entire Board of Directors and elected directors for five of the seven vacant seats. See “Item 6. Directors, Senior Management and Employees—C. Board Practices”, for further information about our Board of

Directors. Within three days of the dismissal and election of the new Board of Directors, the Company’s executive board was removed from office.

On September 28, 2018, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on October 1, 2019. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares”, for further information. Such events were discussed at length in the media, which led to variations in the market price of our shares.

On November 26, 2018, our Board of Directors approved the voluntary delisting of our ADSs from the NYSE and a proposal to maintain our ADR facility as a Level 1 ADR program to enable investors to retain their ADSs. On December 7, 2018, we filed a Form 25 with the SEC to effect the delisting of the ADSs, and sent a copy to the NYSE on the same day. The last day of trading on NYSE for our ADSs was December 14, 2018, and our ADSs were delisted from the NYSE on December 17, 2018. Our ADSs remain eligible for trading in the over-the-counter markets in the United States, and our common shares will continue to be listed and admitted to trading in the Novo Mercado segment of the B3. In addition to the information we are required to report under applicable Brazilian regulations, we intend to continue publishing English translations of our annual report, interim results and communications on our investor relations website at (www.ri.gafisa.com.br), in accordance with Rule 12g3-2(b) under the Exchange Act.

During February, March and April 2019, the members of the Company’s Board of Directors elected in late 2018 resigned, with the exception of Pedro Carvalho de Mello, and new members were elected to replace them. As of the date of this annual report, following the Annual General Meeting held on April 15, 2019, Gafisa’s Board of Directors is composed of the following members: (i) Leo Julian Simpson (nominated as chairman of the Board of Directors on April 15, 2019), (ii) Antonio Carlos Romanoski, (iii) Demian Fiocca, (iv) Eduardo Larangeira Jácome, (v) Nelson Sequeiros Rodriguez Tanure, (vi) Roberto Luz Portella and (vii) Thomas Cornelius Azevedo Reichenheim, all nominated on April 15, 2019.

On April 15, 2019, at the Annual General Meeting, the shareholders resolved to suspend the shareholder rights of GWI Asset Management S.A. and the other members of the GWI Group due to GWI Group’s non-compliance with the Company’s Bylaws as they relate to the Tender Offer request. In addition, it was resolved to increase the limit of authorized capital of the Company from 71,031,876 ordinary shares to 120,000,000 ordinary shares. This increase in the Company’s authorized capital enables us to issue new shares in a sufficient amount to accommodate the financial restructuring of the Company.

On April 15, 2019, following the General Meeting, in order to raise funds for investments, the newly appointed Board of Directors approved a capital increase of 26,273,962 new common shares. These newly issued common shares were offered privately to the Company’s shareholders, and were issued at the reference price of R$ 6.02 per common share (which was determined following an audit conducted by a specialized firm). The Board of Directors also appointed Roberto Luz Portella as Chief Executive Officer, Chief Financial Officer and Investor Relations Officer and Eduardo Larangeira Jácome as Operational Executive Officer.

On August 15, 2019, the Board of Directors approved another capital increase of 48,968,124 new common shares. These newly issued common shares were offered privately to the Company’s shareholders at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), and were issued at the reference price of R$ 6.57 per common share (which was determined following an audit conducted by a specialized firm). Following the preemptive rights exercise period and subsequent subscriptions periods, we issued and sold 45.554.148 and 3,413,976, respectively, new common shares of the Company for a total amount of R$254.2 million and R$18.5 million, respectivelu, all in registered, book-entry form, and with no par value, at a price per share equal to R$5.58 and R$5.42, respectively. Accordingly, on October 23, 2019, our board of director approved a capital increase in the amount of R$272.7 million. As of the date of this annual report, the share capital of the Company totaled R$2,926.3 million, represented by 120,000,000 common shares, all in registered, book-entry form, and with no par value.

On August 30, 2019 the Board of Directors appointed André Luis Ackermann as Chief Financial Officer, and Eduardo Larangeira Jácome tendered his resignation to the position of Management Officer, effective as of September

30, 2019. Eduardo Larangeira Jácome remains as a member of the Restructuring Committee until December 31, 2019 and a member of the Company’s Board of Directors.

Also, on September 20, 2019, Roberto Luz Portella resigned from his position as Chief Executive Officer and Inverstor Relations Officer. Following his resignation, on September 23, 2019, the Board of Directors appointed André Luis Ackermann as Investor Relations Officer cumulating with his former responsabilities as Chief Financial Officer.

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

The table below presents the maturity of our significant contractual obligations as of December 31, 2018. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	623.7	285.6	338.1	-	-
Debentures	265.7	62.8	202.9	-	-
Interest (1)	173.9	83.6	90.3	-	-
Real estate development obligations (2)	637.0	303.6	323.5	9.9	-
Obligations for land purchase	297.4	101.3	136.5	59.6	-
Credit assignments	57.2	25.0	19.9	5.9	6.4
Obligations from operating leases	5.3	0.6	2.2	2.5	-
Other accounts payable	193.9	174.0	19.9	-	-
Total	2,254.1	1,036.5	1,133.3	77.9	6.4

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2018. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2018, the amount of “real estate development obligations” related to units launched but not sold was R$232.3 million.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$138.2 million and R$155.6 million in current and non-current liabilities, respectively, as of December 31, 2018.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)

Leo Julian Simpson (2)	67	Chairman	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Antonio Carlos Romanoski (2)	74	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Thomas Cornelius Azevedo Reichenheim (2)	72	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Nelson Sequeiros Rodriguez Tanure (2)	67	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Roberto Luz Portella	74	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Eduardo Larangeira Jácome	63	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Denise dos Passos Ramos	44	Director	July 3, 2019	Annual Shareholders’ General Meeting in 2021

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

Our directors are not subject to mandatory retirement due to age.

The following is a summary of the business experience and principal outside business interests of the current members of our board of directors.

Antonio Carlos Romanoski. Mr. Antonio Carlos Romanoski held several positions at the Electric Power Company of Paraná - COPEL for 17 years, including Manager of Finance and Human Resources, Administrative Officer, Chief Financial Officer and member of the Board of Directors. He also served as Superintendent (resident) overseeing the construction of the Salto Osório and Foz do Areia Power Plants. He was also responsible for attracting foreign financing from international agencies. Mr. Romanoski also worked for 15 years at Refrigeração Paraná S.A., the second largest manufacturer of Domestic Appliances in Brazil, where he held the positions of Chief Financial Officer, General Director and Market Relations Officer. He oversaw the merger and acquisition process of Industries Pereira Lopez and led the restructuring process of the Prosdócimo Organizations, overseeing the merger and incorporation of 14 companies. He coordinated the logistics of the sale of the company to Electrolux do Brasil S.A., where he then served as Chief Executive Officer for three years and as Member of the Board of Directors. He supported the merger of Refripar with Electrolux S.A., creating Electrolux do Brasil, as well as the merger of the Electrolux / Prosdócimo brands. In addition, Mr. Romanoski served as president of the Atlas of Home Appliances industry, where he has remained a member of the Board of Directors since 1988. Mr. Romanoski served as Member of the Board of Directors of TEKA - Tecelagem Kuenrich S.A. in 2003 and 2004, and in the same period, he was a member of the Board of Directors of Ferropar - Ferrovia Paraná S.A. He has been a shareholder of CEFI - Center of Excellence in Finance since 1994, which provides business advice with specialization in mergers, acquisitions, family businesses and financial structuring. He coordinated the following projects, among others: City Hall of Curitiba - Financial restructuring and capitalization - Inepar S / A Indústria e Construção - Restructuring of the Group and creation of the Holding Company - De Lara Transportes - Evaluation of the company and advisor in the sale to ALL - Sonae Emplanta

- Advisory on fundraising for Shopping Center - Copel - Member of the Consortium for the privatization of the company - HSBC - Training of 2,000 managers and directors in the EVA concept - Souza Cruz - Advice on investment project in the State of Paraná - Unimed Rio - Restructuring and market adequacy. He is also a shareholder of Romanoski & Associados.

Nelson Sequeiros Rodriguez Tanure. Mr. Nelson Sequeiros Rodriguez Tanure is Chief Executive Officer of Docas Investimentos S.A. He has been an investor of PETRO RIO S.A. since 2013, and he acquired Editora Pesos S.A. in 2006. He entered into a usufruct agreement for the Jornal do Brasil, Gazeta Mercantil and Forbes magazine brands in 2001. Mr. Tanure acquired control of Docas S.A. and of its subsidiaries Boavista S.A. and Boavista Trading in 1999, and he incorporated ISHIBRAS, forming the company Indústrias Verolme-Ishibras S.A. in 1994. He served as Chairman of the Board of Directors of SADE VIGESA S.A. (a union of South American Engineering and Villares equipment) in 1991, and he acquired EMAQ VEROLME ESTALEIROS S.A. (a merger of EMAQ Engenharia e Máquinas S.A. and Verolme Shipyard) in 1989. In 1983, he founded Representação e Comércio Internacional Ltda., a Brazilian trading and holding company which is the controlling shareholder of Serviços de Engenharia e Equipamentos S.A. and Engenharia e Máquinas S.A.. He holds a degree in Business Administration from the Federal University of Bahia in 1975, and he graduated from the Institut des Hautes Etudes de Development Economique et Social - Université Paris I in 1976. He holds a specialization from the Owner / President Management Program at Harvard Business School.

Leo Julian Simpson. Mr. Leo Julian Simpson began his career as a financial lawyer at Rickerbys & Pardoes, working in property development of industrial and recreational facilities in England. In 1986, he expanded these skills at Shimizu Corporation, Japan’s largest finance and leisure entrepreneur in Europe and Asia. In 1987, he began working at McKenna & Co. documenting and financing international infrastructure projects in the telecommunications, energy and transportation sectors, including in the construction of airports and power plants in the United Kingdom. In addition, Mr. Simpson provided legal advice supporting the creation of companies such as National Grid, France Telecom, Sprint Corporation and Intelig Telecomunicações in Brazil. He became commercial director and then president of Intelig Telecomunicações, a position he held until the company was sold by Brazilian investors to TIM. Mr. Simpson graduated with a degree in law from Bristol University in England in 1977.

Eduardo Langeira Jácome. Mr. Jácome has served as Officer and Director of Gafisa S.A. since March 15, 2019 and April 15, 2019, respectively. He graduated in Business Administration from the School of Political and Economic Sciences of Rio de Janeiro. He has 45 years of experience in Business Management and Human Resources, 35 of which have been in executive positions. He worked for 23 years at IBM, three years at Coca Cola Andina, five years at Telemar / Oi, four years at Cia. Brasileira de Multimídia and one year at HRT / PetroRio. He has held planning, implementation and management positions at People & Business Solutions (2006), Global Sports Network (2010) and PBS Technology (2015). He is a member (2018-2020) of the Executive Board of MercoSerra, the Development Agency of Serra Carioca, which is a private entity created to support the economic development of the region formed by Nova Friburgo, Petrópolis and Teresópolis. Mr. Jácome serves as Member of the Fiscal Council (2018-2020) of ACIANF - Commercial, Industrial and Agricultural Association of Nova Friburgo, and in 2016, he was approved as an Associate Member of the Brazilian Institute of Corporate Governance (IBGC).

Roberto Luz Portella. Mr. Roberto Luz Portella has served as Director and Officer of Gafisa S.A. since March 15, 2019. He has worked as a corporate attorney at Pinheiro Neto Advogados, in the Corporate Law and Mergers and Acquisitions sector, worked at the Brascan / Light Group and taught law at PUC-RJ. At Banco Brascan de Investimentos, his experience ranged from providing legal advice in the area of bank investments to the creation of credit products and project finance transactions, in addition to advising on initial public offerings and other Capital Markets transactions and several large transactions in the area of Mergers and Acquisitions, including structuring the startup of Aracruz Celulose (where he later joined as counsel, remained for 15 years and assumed of the roles of Director of Financial and Market Relations Officer and director of several subsidiaries). Mr. Portella set up the strategic planning of the Lorentzen Group where he became Legal Director and eventually Financial Director, and he also worked on the reorganization the Group, whose main function was to set up Aracruz’s control group to purchase the dominant position of BNDES. Mr. Portella also served as Vice-President and then General Counsel at Citibank, coordinating the drafting of the Bank’s Strategic Plan, and conducted several operations such as negotiating public sector debt, advising in the formation of Banco Múltiplo (a joint venture with Banco Crefisul) and advising on investments in the area of Insurance and Credit Cards, the department in charge of the recovery of credits from insolvent debtors. Upon leaving Citibank, he joined Demarest Almeida Lawyers as partner in the Advisory Sector where he worked until March 2019 in the area of Finance and Capital Markets. With the creation of the Business Law area, he supervised debt and equity issues, several Mergers and Acquisitions transactions, including the purchase of Open Capital, and Structured Financial Operations. At Demarest, he also participated in management as a member of the Board of Directors and Officers. He is member of the American Chamber for Brazil (AMCHAN-SP) and a member of the Fiscal Council of Petro S.A. Mr. Portella holds a Bachelor’s Degree in Law from the Faculty of Law of UERJ, with specialization in the areas of Business and Tax Law from the Getúlio Vargas Foundation of Rio de Janeiro (FGV-RJ). He also studied as postgraduate in North American Law at Brown University and in International Legal Studies at Harvard Law School.

Thomas Cornelius Azevedo Reichenheim. Mr. Thomas Cornelius Azevedo Reichenheim is the former Director of several companies, notably Auxiliary Bank, Auxiliary Investment Bank, Auxiliar Seguradora, La Fonte Fechaduras and LFTel S.A. He is also the owner of Carisma Comercial Ltda. of T.R Portfolios Ltda. where he advises on the creation of capital and financial institutions. Mr. Reichenheim graduated with a degree in Business Administration from the Fundação Getúlio Vargas, in 1972, and in Law from Faculdades Metropolitanas Unidas, in 1972.

Denise dos Passos Ramos. Mrs. Ramos has over 20 years’ experience in the real estate sector, including as a lawyer at Banif – Banco Internacional do Funchal (Brasil) S.A and as Operating Legal Advisor to the Legal Office of Ipiranga Produtos de Petróleo S.A. She was also head of the legal department of Petroflex Indústria e Comércio S.A., a company of the Lanxess Energizing Chemistry group. She is currently Chief Executive Officer at Alberta Albko Ltda. Mrs Ramos holds a Law degree from Universidade Federal do Rio de Janeiro and completed an MBA in Business Management from Fundação Getúlio Vargas. Also completed graduate programs in Contractual Law from Fundação Getúlio Vargas and Environmental Law from Pontifícia Universidade Católica do Rio de Janeiro.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
André Luis Ackermann	41	Chief Financial Officer and Investor Relations Officer	August 29, 2019 as CFO and September 23, 2019 as Investor Relations Officer	August 28, 2022

Saulo Nunes	53	Chief Operational Officer	May 17, 2019	May 16, 2022

The business address of each of our executive officers is Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil.

Our Relationship with our Executive Officers and Directors

As of December 31, 2018, our board of officers in the aggregate held 0.00046% of our share capital and our board of directors in the aggregate held a 49.07% direct or indirect interest in our share capital. As of December 31, 2018, there were no contracts of any type or any other material agreements entered into by us with any members of our board of directors or with any member of our board of officers. As of December 31, 2018, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

For each of 2018, 2017, and 2016

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2018, 2017 and 2016, the aggregate compensation we paid to the members of the board of directors was R$1.5 million, R$2.0 million and R$2.3 million, respectively, considering Gafisa only for the years ended December 31, 2018 and 2017 and Gafisa and Tenda for the year ended December 31, 2016.

For each of 2018, 2017 and 2016, the aggregate compensation we paid to the members of the fiscal council was R$219 thousand, R$243 thousand and R$296 thousand, respectively, considering Gafisa only for the years ended December 31, 2018 and 2017 and Gafisa and Tenda for the year ended December 31, 2016.

For each of 2018, 2017 and 2016, the aggregate compensation we paid to the executive officers was R$5.4 million (net of bonuses for Gafisa executive officers) R$7.7 million (net of bonuses for Gafisa and Tenda executive officers) and R$14.2 million (net of bonuses for Gafisa executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs, considering Gafisa only for the years ended December 31, 2018 and 2017 and Gafisa and Tenda for the year ended December 31, 2016.

Approximately 40% of the total compensation paid to Gafisa officers is variable. For the year ended December 31, 2018 and 2017, there were no payment related to short term bonuses (Gafisa only). The amount related to short-term bonuses paid for our officers for the year ended December 31, 2016 was R$7.6 million, considering Gafisa and Tenda.

For each of 2018, 2017 and 2016, the individual compensation we paid to members of our board of directors (fixed compensation in 2016, fixed compensation in 2017 and fixed compensation in 2018), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2018	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	5.5	2.83	4.5
Annual highest individual compensation (in R$)	182,698	72,000	842,400
Annual lowest individual compensation (in R$)(2)	48,220	28,409	26,200
Annual average individual compensation (in R$)	91,193	51,600	286,534

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2017	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	7.00	3.00	5.17
Annual highest individual compensation (in R$)	365,141	81,000	2,428,107
Annual lowest individual compensation (in R$)(2)	234,058	81,000	2,428,107
Annual average individual compensation (in R$)	290,236	81,000	1,485,097

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	7.00	3.00	5.00
Annual highest individual compensation (in R$)	365,141	79,200	3,200,555
Annual lowest individual compensation (in R$)(2)	195,048	79,200	1,081,222
Annual average individual compensation (in R$)	282,713	78,687	2,109,275

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

Tenda (discontinued operations)

2016	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	9.08	3.00	10.25
Annual highest individual compensation (in R$)	126,670	38,400	2,497,824
Annual lowest individual compensation (in R$)(2)	126,670	10,560	568,253
Annual average individual compensation (in R$)	128,845	19,840	1,227,182

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

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

Under Brazilian corporate law, a company’s board of directors must have at least three members. Our bylaws provide for a board of directors of up to nine members, from which at least 20% or two members, whichever is greater, shall be independent members, as determined by the Listing Rules of the Novo Mercado. Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% or two independent members, our board of directors currently has five independent members, out of a total of seven members.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of two members: André Luis Ackermann and Saulo Nunes.

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

Fiscal Council

Under Brazilian corporate law, the fiscal council is a corporate body independent from the management of the company and its external auditors. The company fiscal council is not a permanent body, and whenever installed, must consist of no less than three and no more than five members. The primary responsibility of the fiscal council is to review management’s activities and the company’s financial statements and to report its findings to the shareholders of the company. The fiscal council is not equivalent to an audit committee as contemplated by the Securities Exchange Act, as amended. Under Brazilian corporate law, a fiscal council must be established at a shareholders’ general meeting upon request of shareholders representing at least 10% of the shares with voting rights, or 5% of the shares with no voting rights, and its members shall remain in office until the annual general shareholders’ meeting of the year following their election. Each member of the fiscal council is entitled to receive compensation in an amount equal to at least 10% of the average amount paid to each executive officer (excluding benefits and profit sharing).

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

We do not currently have a fiscal council in place and will not form a fiscal council or have members elected to it unless requested and approved by the shareholders at a shareholders’ general meeting, as set forth by Brazilian corporate law.

We have also established a permanent audit committee. See “—Audit Committee.”

Audit Committee

Our bylaws provide for an Audit Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Audit Committee must be comprised of at least three members, all of which must be independent members. The Audit Committee is currently composed of Gilberto Braga, Pedro Carvalho de Mello and Thomas Cornelius Azevedo Reichenheim. Our board of directors has determined Gilberto Braga and Pedro Carvalho de Mello are each independent for the purpose of Rule 10A-3 of the Exchange Act. Our board of directors has determined that Gilberto Braga is an audit committee financial expert within the meaning of the regulations promulgated by the United States Securities and Exchange Commission.

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

Corporate Governance and Compensation Committee

Our bylaws provide for a Corporate Governance and Compensation Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Corporate Governance and Compensation Committee must be comprised of at least three members, all of which must be independent. The Corporate Governance and Compensation Committee is currently comprised of Antonio Carlos Romanoski,, Nelson Sequeiros Rodriguez Tanure, and Thomas Cornelius Azevedo Reichenheim. This committee, among other things, considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees, is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles; reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

D.	Employees

As of December 31, 2018, we had 422 employees at Gafisa across the following states:

States	Gafisa Number of Employees
Rio de Janeiro	1
São Paulo	421
Total	422

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2018	234	127	26	35	422
2017	242	213	60	131	646
2016 (1)	1,244	500	151	565	2,460
2015	1,297	499	167	387	2,350
2014	1,134	527	191	310	2,162

Note:	For the years ended December 31, 2017 and 2018, the numbers presented refer to the employees of Gafisa, and do not refer to the employees of Tenda.

(1)	Total number includes 1,684 Tenda employees, of which 917 were allocated in Operations, 236 in Administration and Finance, 61 in Business Development and 470 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that approximately 438 outsourced professionals are providing services to Gafisa across Brazil, all in the Southeast region of Brazil.

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

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 5% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2018, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned

Denise dos Passos Ramos	Member of the board of directors	555
Andre Luis Ackermann	Investors Relations and Chief Financial Officer	10,000
Saulo Nunes de Aquino Filho	Chief Operational Officer	2,800

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

As of the date of this annual report, options to purchase 101,099 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

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

As of the date of this annual report, options to purchase 50,281 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

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

As of the date of this annual report, options to purchase 161,068 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 100,254 “B” options. Out of the total options granted, 10. 412 have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 264,570 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, 6.907 have been acquired, expired or cancelled pursuant to such program.

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

2017 Programs

No stock option program was approved in 2017 for executives and key employees.

2018 Programs

One stock option program was approved in 2018 for executives and key employees.

This program is a standard stock option program granting subscription rights related to our common shares. Under this program, the board of directors may grant to certain beneficiaries the right to subscribe and/or acquire our shares for a set price, under the terms and conditions set forth in the stock option plan agreement entered into with each participant.

As of the date of this annual report, options to purchase 325,980 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

After the vesting period of 4 years, the options may be exercised in whole or in part as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and 20% remaining as of March 30, 2024. The price set for the 2018 Program was R $ 15.00.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	77,852	17.01	August 2025
May 2013 (Standard SOP) (1)	101,612	21,210	28.29	May 2027
March 2014 (Restricted Type A) (1)	198,850	174,835	23.76	March 2020
March 2014 (Restricted Type B) (1)	124,651	70,109	0.09	March 2020
April 2015 (Standard SOP) (Gafisa)	264,570	285,932	16.16	April 2021
April 2016 (Standard SOP) (Gafisa)	163,900	176,221	19.40	April 2022
March 2018 (Standard SOP) (Gafisa)	2,685,474	433,398	15.00	March 2025
Total		1,239,557

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017 and other adjustments.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholders held more than 5.0% of our common shares. The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares (1)	(%)
Board of Directors	16,428	0.01%
Treasury shares	3,084,768	2.57%
River and Mercantile Asset Management	6,914,175	5.76%
Brazilian Multimarket Investments LCC	7,475,111	6.23%
Planner Group	37,528,566	31.27%
Public Float	64,980,952	54.16%
Total	120,000,000	100.00%

(1)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

(2)	Considering the cancelations of 1,030,325 Gafisa’s shares on December 19,2018 and 370,000 Gafisa’s shares on January 22, 2019.

We had a total of 35 record shareholders located in the United States. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

As of and for the years ended December 31, 2018, 2017 and 2016, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the years ended December 31, 2018, 2017 and 2016, there were no units sold to management members, and the amount receivable was R$0.2 million and R$1.0 million as of December 31, 2017 and 2016, respectively. There was no amount receivable as of December 31, 2018.

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

Civil Claims

As of December 31, 2018, we were a party to 4,693 civil actions, totaling R$718.1 million. Of these actions, we were the plaintiff in 344 actions and the defendant in 4,349 actions, with aggregate amounts of R$235.6 million and R$483.1 million, respectively.

Most of these civil claims involve ordinary course matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We also have a few civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2018, the provisions related to civil claims include R$21.3 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$16.4 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2018, the provision for our civil claims amounted to R$235.5 million.

Environmental Claims

As of December 31, 2018, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2018, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2018, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$95.0 million. As of December 31, 2018, the provision for tax liabilities amounted to R$0.6 million. In addition, we have deposited R$40.0 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

We filed a lawsuit against the Brazilian Ministry of Finance to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2018, we had deposited R$15.5 million with the court in connection with the lawsuit, which is pending a final decision.

Labor Claims

As of December 31, 2018, we were a defendant in 1.944 labor claims resulting from our ordinary course of business, of which approximately 79.1% were filed by outsourced workers and approximately 9.6% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2018, the total value involved in the labor claims filed against us was approximately R$85.8 million. As of December 31, 2018, the provision for labor claims amounted to R$57.7 million.

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

Arbitration

We are also involved in arbitrations proceedings, commenced by us against a partner seeking to discuss damages suffered in connection with the development of certain real estate projects, stemming from breach of contract obligations.

In summary the arbitrations proceedings are:

·	Arbitration POLO:

The Company requested the filing of an Arbitration Procedure before the Mediation and Arbitration Center of the Brazil-Canada Chamber of Commerce, on July 31, 2018, against Yogo Participações and Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fund of Investments and Holdings and Polo Capital Real Estate Gestão de Recursos Ltda. as Yogo shareholders; and Comasa - Construtora Almeida de Martins Ltda., in connection with alleged breaches of certain contractual obligations. As of the date of this annual report, the arbitration is ongoing. The initial provision for this proceeding was R$12,617,783.34.

·	Arbitration BKO:

In October 2013, Gafisa, SPE 111 and SPE 81 filed an arbitration proceeding against BKO alleging: (i) a default by BKO under the London Ville, Avant Garde and Vittá construction contracts, due to (i.a.) non-compliance with the physical schedule of the works, and (i.b.) overflow of the maximum guaranteed price / target cost and / or constructive defects; (ii) unilateral and unjustified termination by BKO of the Avant Garde and Vittá construction contracts; and (iii) the unenforceability of invoices issued by BKO under the construction contracts of Avant Garde and Vittá. BKO claims (i) in relation to the London Ville venture, that Gafisa failed to comply with the MOU signed between the parties to complete the work; (ii) in relation to the Avant Garde project, that Gafisa never paid the contractual bonus that BKO would be entitled since it has achieved the Target Cost stipulated in the first phase of the construction contract, which affected the second phase of the contract; (iii) in relation to the Vittá venture, that Gafisa ceased to pay for the work, which led to the termination of the contract. During the evidence stage of the proceedings, an accounting and engineering examination was commissioned. The expert examination was completed and, following the hearing of witnesses that took place on May 9, 2019 and May 10, 2019, the parties presented their final arguments.

In parallel, taking into account possible deviations of capital and assets by BKO, Gafisa requested the seizure of R$59,949,330.66, and the Arbitral Tribunal granted the seizure of 5% (five percent) of BKO’s net sales and credits arising from a lawsuit filed by BKO (Case file No. 1068081-53.2015.8.26.0100). The seizure of net sales was later replaced by an attachment over more than 20 real estate properties belonging to BKO. As of the date of this annual report, the attachment is pending execution by the respective real estate officer.

As of December 31, 2018, we had not made any provisions for our arbitration claims.

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

Pursuant to the leniency agreements, Wilson Amaral de Oliveira, Alceu Duilio Calciolari and André Bergstein were required to pay certain administrative fines, which they duly paid and following which administrative proceeding Nº RJ2014-9034 with the CVM was closed.

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

Amounts Available for Distribution

At each annual general shareholders’ meeting, our board of directors is required to propose to our shareholders how our earnings of the preceding fiscal year are to be allocated. For purposes of Brazilian corporate law, a company’s income after federal income tax for such fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to debentures, employees’ and management’s participation in earnings and founders’ shares, represents its “net income” for such fiscal year. In accordance with Brazilian corporate law, an amount equal to the company’s “net income” may be affected by the following:

·	reduced by amounts allocated to the legal reserve;

·	reduced by amounts allocated to any statutory reserve;

·	reduced by amounts allocated to the contingency reserve, if any;

·	reduced by amounts allocated to the tax incentives reserve;

·	reduced by amounts allocated to the investment reserve;

·	increased by reversals of contingency reserves recorded in prior years; and

·	increased by amounts allocated to the investment reserve, when realized and if not absorbed by losses.

Our calculation of net income and allocation of funds to our reserves for any fiscal year are determined on the basis of our audited unconsolidated financial statements for the immediately preceding fiscal year.

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

·	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2018, there was no amount allocated to our legal reserve.

·	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws.

The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. This statutory reserve is established in accordance with our bylaws as an investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2018, there was no amount allocated to our statutory reserve.

·	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs, whose value can be estimated. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2018, there was no amount allocated to our contingency reserve.

·	Non-realized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, the excess may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the non-realized profit reserve must be paid as mandatory dividends when those “non-realized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2018, there was no amount allocated to our non-realized profit reserve.

·	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2018, there was no amount allocated to our retained earnings reserve.

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

Under Brazilian corporate law, however, we are allowed to suspend the distribution of the mandatory dividends in any year in which our board of directors report to our general shareholders’ meeting that the distribution would be inadvisable in view of our financial condition. Such suspension is subject to the approval at the shareholders’ meeting and review by members of the fiscal council. Our board of directors must file a justification for such suspension with the CVM within five days of the relevant general shareholders’ meeting. If the mandatory dividend is not paid, the unpaid amount shall be attributed to a special reserve account. If not absorbed by subsequent losses, those funds shall be paid out as dividends as soon as the financial condition of the company permits.

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, which is considered to be a deductible financial expense for purpose of calculating our income and social contribution tax obligations, provided that certain requirements are met. See “Item 10. Additional Information—E. Taxation” for further information.

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

Interest on Equity

Under the Brazilian tax legislation effective January 1, 1996, Brazilian companies are permitted to pay “interest” to holders of equity securities and treat such payments as a deductible financial expense for Brazilian income tax purposes and, from 1997, for social contribution on net profit purposes. The purpose of the tax law change is to encourage the use of equity investment, as opposed to debt, to finance corporate activities. Payment of such interest may be made at the discretion of our board of directors. The amount of any such notional “interest” payment to holders of equity securities is generally limited in respect of any particular year to the greater of:

·	50% of net income (after the deduction of the provisions for social contribution on net profits but before taking into account the provision for corporate income tax and the interest attributable to shareholders’ equity) for the period in respect of which the payment is made; or

·	50% of the sum of retained earnings and profit reserves as of the beginning of the year in respect to which such payment is made.

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

In 2018, we did not distribute any dividends related to fiscal year 2017.

B.	Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our common shares started trading on the B3 on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The last day for trading of our ADSs was December 14, 2018. The table below sets forth, for the indicated periods, the high and low closing prices of the ADSs on the NYSE, in U.S. dollars, and the common shares on the B3, in reais:

	New York Stock Exchange			São Paulo Stock Exchange
	High	Low	Volume(1)	High	Low	Volume(1)
	(in US$ per ADS)			(in reais per common shares)
Year Ended
December 31, 2014	3.58	1.33	1,184,125	3.90	1.86	5,990,816
December 31, 2015	1.89	0.88	483,148	2.95	1.78	3,784,043
December 31, 2016	1.99	0.95	330,931	3.04	1.71	5,547,208
December 31, 2017(2)	20.59	1.19	178,854	29.50	1.84	2,314,580
December 31, 2018(through December 14, 2018)(3)	12.99	5.12	35,304	20.60	9.47	1,249,384
Quarter
First quarter 2017(2)	20.59	1.19	454,041	28.48	1.84	7,780,692
Second quarter 2017(2)	20	5.92	128,289	29.50	9.85	543,261
Third quarter 2017(2)	9.41	6.28	69,582	14.95	10.25	343,983
Fourth quarter 2017(2)	12.88	8.35	67,871	21.50	13.01	539,490
First quarter 2018	12.99	5.53	51,761	20.07	9.26	1,261,265
Second quarter 2018	7.75	5.30	19,524	13.15	9.90	1,152,551
Third quarter 2018	6.66	5.12	22,718	12.26	9.90	1,015,640
Fourth quarter 2018 (through December 14, 2018)(3)	8.359	5.45	50,691	16.41	10.93	1,590,292
Month
October 2018	7.38	5.45	63,271	13.12	10.93	1,561,682
November 2018	7.97	5.83	43,620	14.93	11.06	1,504,921
December 2018 (through December 14, 2018)(3)	8.50	7.60	35,034	16.41	14.85	1,715,372

(1)	Average number of shares traded per day.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017.

(3)	The last day of trading for our ADSs on the NYSE was December 14, 2018.

On November 26, 2018, our Board of Directors approved the voluntary delisting of our ADSs from the NYSE and a proposal to maintain our ADR facility as a Level 1 ADR program to enable investors to retain their ADSs. On December 7, 2018, we filed a Form 25 with the SEC to effect the delisting of the ADSs, and sent a copy to the

NYSE on the same day. The last day of trading on NYSE for our ADSs was December 14, 2018, and our ADSs were delisted from the NYSE on December 17, 2018. Our ADSs remain eligible for trading in the over-the-counter markets in the United States, and our common shares will continue to be listed and admitted to trading in the Novo Mercado segment of the B3. In addition to the information we are required to report under applicable Brazilian regulations, we intend to continue publishing English translations of our annual report, interim results and communications on our investor relations website at (www.ri.gafisa.com.br), in accordance with Rule 12g3-2(b) under the Exchange Act.

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

We are part of the following indices of the Brazilian stock market:

·	IBRA: This index comprises all stocks actively traded on the cash market operated by B3 that have a certain minimum liquidity and active trading criteria;

·	IBRX 100: This index measures the average stock performance of the 100 most actively traded stocks of the Brazilian stock market.

·	ICON: This index measures the average stock performance of the more actively traded cyclical and non-cyclical consumer stocks.

·	IMOB: This index is a real estate sector index covering B3’s most actively traded securities;

·	IGCX: This index comprises all stocks trading on the Novo Mercado and Levels 1 and 2 of the B3;

·	IGCT: The stocks that comprise this index are selected as constituents of the Special Corporate Governance Equity Index (IGC) to the extent they meet certain additional membership criteria;

·	IGC-NM: This index comprises stocks listed for trading on the Novo Mercado segment of the B3;

·	ITAG: This index comprises stocks which give minority shareholders enhanced tag-along rights protection in addition to the protection required by law in the event of a change of control;

·	SMLL: This index comprises small capitalization stocks; and

·	INDX: This index was developed to measure the performance of the most representative companies of the industrial sector, an important segment of the Brazilian economy. Its theoretical portfolio is composed by the industry’s most representative stocks, which are selected among B3’s most actively traded securities.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares are listed on the B3 under the symbol “GFSA3,” and they trade OTC under the symbol “GFSAY”.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The B3 is significantly less liquid than other major exchanges in the world. The B3, had a market capitalization of US$820.7 billion as of December 31, 2018 and an average daily trading volume of US$2.43 billion for 2018. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Under Brazilian corporate law, a corporation is either publicly held, as we are, or closely held. All public companies are registered with the CVM and are subject to reporting requirements. A company registered with the CVM may trade its securities either on the B3, if it has registered to have its securities traded at the B3, or on the

Brazilian over-the-counter market. The shares of a listed company may also be traded privately, subject to several limitations. Our common shares are listed on Novo Mercado segment of the B3.

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

Investment in Our Common Shares by Non-Residents of Brazil

Portfolio Investment

Investors residing outside Brazil are authorized to purchase equity instruments, including our common shares, in the form of foreign portfolio investments on the B3, provided that they comply with the registration requirements set forth in (i) CVM Instruction No. 560, published on March 25, 2015, which revoked CVM Instruction No. 325 and (ii) Resolution No. 4,373 of September 29, 2014, issued by CMN (“Resolution No. 4,373”).

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

In order to become a Resolution No. 4,373/14 investor, an investor residing outside Brazil must:

·	appoint a representative in Brazil with powers to take actions relating to the investment (before CVM, Central Bank and other regulatory entities) and to receive judicial notifications;

·	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM;

·	appoint a tax representative in Brazil;

·	through its representative in Brazil, register itself as a foreign investor with the CVM and the Central Bank; and

·	through its representative in Brazil, register itself with the Brazilian Internal Revenue (Receita Federal) pursuant to Regulatory Instruction No. 1,470 of May 30, 2014, and Regulatory Instruction No. 1,548 of February 13, 2015, as the case may be.

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

A foreign direct investor under Law No. 4,131/62 must:

·	register itself as a foreign direct investor and the investment with the Central Bank;

·	obtain a taxpayer identification number from the Brazilian tax authorities;

·	appoint a tax representative in Brazil; and

·	appoint a representative in Brazil for service of process in respect of suits based on Brazilian corporate law.

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

Issued Share Capital

As of December 31, 2018, our share capital was R$2.521.318.365,26, all of which was fully subscribed and paid-in. Our share capital was comprised of 43,727,589 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 71,031,876 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the B3 for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

On March 15, 2019 the Company received a letter signed by Planner Corretora de Valores S.A. and Planner Redwood Asset Management Administração de Recursos Ltda (both jointly known as “Planner”), in the capacity of administrators of investment funds holding 18.55% of the Company’s capital stock, requesting the Board of Directors of the Company to convene an Extraordinary General Meeting (“EGM”) pursuant to article 123 of the Brazilian Corporation Law to increase the Company’s authorized capital, from the then 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws. The Meeting was held on April 15, 2019, and the Shareholders approved the increase in the authorized capital to 120,000,000.

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

Authorization for Trading in the Novo Mercado

Firstly, the company that is authorized to list its securities on the Novo Mercado of B3 shall keep its listed company registry with the CVM updated, which allows the trading of the company’s common shares at the stock market. The Listing Rules of the Novo Mercado were revised in 2017 and the rules are in full force and effect since January 2, 2018. We have adapted our bylaws to the new rules of the Novo Mercado, at the General Shareholders Meeting dated of April 24, 2018.

According to the Listing Rules of the Novo Mercado, the company willing to negotiate its securities on the Novo Mercado shall, among other conditions: (1) along with its controlling shareholder (if any), execute a Listing Agreement in the Novo Mercado; (2) adapt its bylaws to comply with the minimum requirements determined in the Listing Rules of the Novo Mercado; and (3) the capital of the company shall be exclusively divided into common shares and a minimum free float equal to 25% of the capital stock (or 15% of the company’s capital stock, provided its Average Daily Trading Volume (ADTV) remains equal to or greater than R$25,000,000.00) shall be maintained by the company. The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

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

The positions of chairman of the board of directors and of chief executive officer may not be held by the same person, except in the event of vacancy, for a maximum period of one year. Any cumulation of positions in this sense, as well as steps being taken to cease such cumulation, must be disclosed by the company.

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

The Novo Mercado rules require companies to provide information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to B3 and to the market a Securities Negotiation Policy applicable at least to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation. Pursuant to Novo Mercado rules, the company also needs to structure and disclose a process for evaluating the board of directors, it’s committees and officers.

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

According to Brazilian corporate law, a director or officer may not:

·	perform any act of generosity to the detriment of the company;

·	without prior approval of the shareholders’ general meeting or the board of directors, borrow money or property from the company or use its property, services or take advantage of its standing for his/her own benefit, for the benefit of a company in which he/she has an interest or for the benefit of a third party; and

·	by virtue of his or her position, receive any type of direct or indirect personal advantage from third parties, without authorization in the bylaws or from a shareholders’ general meeting.

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

Policy for the Trading of Our Securities

On, August 10, 2015, our board of directors approved the second amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which was approved on July 15, 2009, and establishes the following procedures regarding the policy for the trading of our securities:

·	the company and all of our directors, executive officers, employees, members of the other bodies with technical or consultant duties, our possible controlling shareholders, and whoever by virtue of his/her position, job, or post at our company or our subsidiaries and affiliates, and who have signed the compliance statement and became aware of information of a material transaction or event involving our company, are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or a possible buyback, also through private trading, carried out by us, provided that such buyback program is carried due to the exercise of stock options in connection with the plan or program. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

·	trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions;

·	the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

·	the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

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

According to Brazilian corporate law, shareholder appraisal rights may be exercised in the following circumstances, among others:

·	a reduction in the percentage of our mandatory dividends;

·	a change in our corporate purpose;

·	an acquisition, by our company, of a controlling stake in another company if the acquisition price is outside of the limits established by Brazilian corporate law;

·	a merger of shares involving our company, a merger of our company into another company, if we are not the surviving entity, or our consolidation with another company; or

·	an approval of our participation in a group of companies (as defined in Brazilian corporate law).

Brazilian corporate law further provides that any resolution regarding a spin-off will also entitle shareholders to withdraw if the spin-off:

·	causes a change in our corporate purpose, except if the equity is spun-off to a company whose primary activities are consistent with our corporate purposes;

·	reduces our mandatory dividends; or

·	causes us to join a group of companies (as defined in Brazilian corporate law).

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

A special shareholders’ general meeting may be held concurrently with the annual general shareholders’ meeting. Pursuant to our bylaws and Brazilian corporate law, the following actions, among others, may only be taken at a general shareholders’ meeting:

·	amendment of our bylaws, including amendment of our corporate purpose;

·	election and dismissal, at any time, of our directors and members of our fiscal council;

·	determination of the aggregate compensation of our board of directors and board of officers, as well as the fiscal council’s compensation;

·	approval of stock splits and reverse stock splits;

·	approval of a stock option plan;

·	approval of the company’s financial statements;

·	resolution upon the destination of our net profits and distribution of dividends;

·	election of the fiscal council to function in the event of our dissolution;

·	cancellation of our registration with the CVM as a publicly-held company;

·	suspension of the rights of a shareholder who has violated Brazilian corporate law or our bylaws;

·	acceptance or rejection of the valuation of in-kind contributions offered by a shareholder in consideration for shares of our capital stock;

·	approval of our transformation into a limited liability company or any other corporate form;

·	delisting of our common shares from the Novo Mercado;

·	appointment of a financial institution responsible for our valuation, in the event of a mandatory tender offer, specifically in the event that a tender offer for our common shares is carried out in connection with the delisting of our common shares from the Novo Mercado or cancellation of our registration as a publicly-held company;

·	reduction in the percentage of mandatory dividends;

·	participation in a group of companies (as defined in Brazilian corporate law);

·	approval of any merger, consolidation with another company or spin-off;

·	approval of our dissolution or liquidation, the appointment and dismissal of the respective liquidator and the official review of the reports prepared by him or her; and

·	authorization to petition for bankruptcy or request for judicial or extrajudicial restructuring.

According to Brazilian corporate law, neither a company’s bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of specific rights, such as:

·	the right to participate in the distribution of profits;

·	the right to participate equally and ratably in any remaining residual assets in the event of liquidation of the company;

·	preemptive rights in the event of subscription of shares, convertible debentures or subscription warrants, except in some specific circumstances under Brazilian law described in “—Preemptive Rights;”

·	the right to inspect and monitor the management of the company’s business in accordance with Brazilian corporate law; and

·	the right to withdraw from the company in the cases specified in Brazilian corporate law, described in “—Appraisal Rights.”

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

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present in person, remotely (as described in “—Remote Voting”) or represented by proxy at a shareholders’ general meeting is required to ratify any proposed action, with abstentions not taken into account. However, the affirmative vote of shareholders representing one-half of our issued and outstanding voting capital is required to:

·	reduce the percentage of mandatory dividends;

·	change our corporate purpose;

·	merge or consolidate our company with another company;

·	spin-off a portion of our assets or liabilities;

·	approve our participation in a group of companies (as defined in Brazilian corporate law);

·	apply for cancellation of any voluntary liquidation;

·	approve our dissolution; and

·	approve the merger of all our shares into another company.

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

In addition, the CVM may suspend for up to 15 days the required prior notice of the special shareholders’ general meeting so that it may further analyze the proposal to be voted upon at such meeting. Such call notice in all circumstances shall contain the date, time, place and agenda for the meeting and a list of the documents that will be required from our shareholders to be admitted at the meetings, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Instruction No. 481 of December 17, 2009 also requires that additional information be disclosed in the call notice for certain matters. For example, in the event of an election of directors, the call notice shall also disclose the minimum percentage of equity participation required from a shareholder to request the adoption of cumulative voting procedures. All documents pertaining to the matters to be discussed at the shareholders’ general meeting shall be made available to the shareholders upon publication of the first call notice, except if the law or CVM regulations provide otherwise. Pursuant to CVM Instruction No. 418, the company should provide one (1) month before the date on the general meeting, among others, the following documents (i) copy of the financial statements; (ii) independent auditors’ report; (iii) opinion of the fiscal council, including dissenting votes, if any; and (iv) remote vote bulletin.

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil. Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur, which, in any case, shall never be held outside the city where the company’s headquarters are located.

Who May Call our Shareholders’ General Meetings

According to Brazilian corporate law, our board of directors may call a shareholders’ general meeting. Shareholders’ general meetings may also be called by:

·	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

·	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

·	shareholders holding at least 5% of voting share capital or 5% of non-voting share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

·	our fiscal council (if installed), in the event our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

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

Remote Voting

Participation and remote voting at the general shareholders’ meetings of publicly-held companies is regulated by CVM Instruction No. 481 of December 2009, as amended from time to time, which aims to facilitate the participation of shareholders in general meetings either through voting or through the submission of proposals. This rule provides the following:

·	the creation of a remote voting ballot through which shareholders may exercise their right to vote prior to the date the general meeting is held;

·	the possibility to include in the voting bulletin a list of candidates and submit minority shareholders´ proposals for deliberation at the general meeting, with due observance of certain deadlines and percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

·	the deadlines, procedures and means of transmitting the bulletin, which may be transmitted by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit), (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit) or (c) directly to the company.

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

Going Private Process

We may become a private company by the decision of our shareholders only if we conduct a public tender offer to acquire all of our outstanding shares in accordance with the rules and regulations of Brazilian corporate law, the CVM and the Novo Mercado regulations which requires:

·	a fair bid price at least equal to the value estimated of the company; and

·	shareholders holding more than two thirds of the outstanding shares have specifically approved the process or accepted the offer.

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

A tender offer is also required under the following conditions:

·	when rights are assigned for a subscription of shares and other securities or rights related to securities convertible into shares that results in the sale of the company’s controlling stake;

·	when, if the controlling shareholder is an entity, the control of such controlling entity is transferred; and

·	when a controlling stake is acquired through an agreement for the purchase of shares. In this case, the acquirer is obligated to make a tender offer under the same terms and conditions granted to the selling shareholders and reimburse the shareholders from whom he/she had purchased the shares traded on stock exchanges within the six months before the sale date of the company’s share control. The reimbursement value is the difference between the price paid to the selling controlling shareholder and the amount traded on stock exchanges per share, during this period, adjusted by the inflation in the period. Such amount shall be distributed among all persons who sold shares issued by the company in the stock market trading session in which the acquirer made its acquisitions, proportionally to the daily net selling balance of each acquisition, being B3 responsible for processing such distribution according to its regulations.

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

Purchases by us of our own Shares

Purchases by us of our own shares are regulated by CVM Rule No. 567 of September, 2015. The rule requires us to obtain the prior approval of our shareholders in connection with a purchase by us of our own shares if such purchase:

·	is conducted outside an organized securities markets and results, whether in a single transaction or by a series of transactions, in us acquiring more than 5% of the type or class of shares in circulation over a period of 18 months;

·	is conducted outside an organized securities markets and is for a price that is, (i) in the case of an acquisition of shares, more than 10% greater than the market quotation for such shares, or(ii) in the case of a disposal of shares, more than 10% lower than the market quotation for such shares;

·	aims to change or preserve the composition of the controlling stock or the administrative structure of the company; or

·	is conducted outside an organized securities markets with a related party.

Our board of directors may approve the acquisition of our own shares in other circumstances. The decision to acquire our shares for purposes of maintaining the acquired shares in treasury or of cancelling them may not, among other things:

·	result in the reduction of our share capital;

·	require the use of resources greater than our profit reserves and other available reserves, as provided in our financial statements;

·	create, as a result of any action or inaction, directly or indirectly, any artificial demand, supply or condition relating to share price;

·	involve any unfair practice;

·	be used for the acquisition of unpaid shares or shares held by our controlling shareholders; or

·	when a public offer for acquisition of the shares of the company is being made.

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

On September 28, 2018, our Board of Directors approved the opening of the Company’s share buyback program with the objective of generating value for the Company’s shareholders. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on October 1, 2019. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made in a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares”, for further information.

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

We observe the Novo Mercado disclosure standards and are required to, among other things:

·	present the company’s financial statements, standard financial statements form (DFP), quarterly information form (ITR) and Reference Form (Formulário de Referência);

·	material events;

·	information about dividends and other distributions in notices to shareholders or market notices;

·	earnings releases;

·	include a note in the quarterly information form (ITR) regarding all operations with related parties;

·	disclose and maintain updated the information presented in the Reference Form regarding any shareholder holding, directly or indirectly, at least 5% of the company’s capital stock, considering the information received by company from the relevant shareholders;

·	disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder; and

·	disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder.

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

CVM regulations require our directors, executive officers, members of the fiscal council, and members of any other technical or advisory body to disclose to us, to the CVM and to the B3, the total amount, the characteristics and form of acquisition of securities issued by us, listed companies under our control or the control of our listed controlling shareholders, including derivatives referenced in such securities that are held by each of them, as well as any change in such investments within 10 days after the end of the month when the securities were traded, any change in information related to the tax-payer registry number (CNPJ or CPF) must be communicated to the company within 15 days after the change. In the case of individuals, such information shall also include securities held by the spouse, companion or dependents of such persons, included in the annual income tax statement and companies controlled directly or indirectly by such person.

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

In addition, our controlling shareholders, our shareholders who have caused the election of members of our board of directors or fiscal council, as well as any individual, legal entity or group of persons acting jointly whose direct or indirect participation reaches 5%, 10%, 15% and so on, of our shares, must provide to us, and we shall transmit to the CVM and the B3, the following information:

·	the name and qualification of the person providing the information;

·	reason and purpose for the acquisition and amount of securities to be acquired, including, as the case may be, a representation of the acquirer stating that the acquisition does not aim at modifying the management or the controlling structure of the company;

·	amount of shares, as well as other securities and related derivatives, by type and/or class, already owned, directly or indirectly, by the acquirer or any person related with the acquirer; and

·	information on any agreement regarding the exercise of voting rights or the purchase and sale of our securities.

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

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Instruction No. 358 of January 3, 2002, and subsequent amendments, we must, by deliberation of the board of directors, adopt a policy of disclosure of a material act or fact. Therefore, we must disclose any material development related to our business to the CVM and to the B3 and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, on the decision of investors to trade in our securities or on the decision of investors to exercise any rights as holders of any of our securities. CVM Instruction No. 358 lists some examples of material developments, including, among others: (i) a decision to promote the cancellation of registration of the publicly-held company; (ii) an incorporation, merger or spin-off involving the company or related companies; (iii) a change in the composition of the company’s equity; and (iv) a transformation or dissolution of the company.

Pursuant to CVM regulations, the Investor Relations Director is the primary responsible party for a company’s disclosure involving material developments, notwithstanding co-liability of other administrators in certain cases.

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

In 2018 the Company did not sign any new material contracts.

On October 21, 2019, we informed our shareholders and the market that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, setting forth the terms and conditions for the sale of our shares in Alphaville. As of the date of this annual report, we hold 21.20% of Alphaville’s shares, a decrease from our previous 30% stake, as a result of a capital increase in Alphaville by affiliates of PEAE. The sale price totals R$100 million, payable through credit offsets and the delivery of certain assets. The consummation of the transaction is subject to customary conditions precedent, including a corporate restructuring of certain assets of Alphaville, the obtainment of third party consents and corporate approvals. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

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

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to income withholding tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income withholding tax at varying rates depending on the year the profits were generated, according to the tax legislation applicable to each corresponding year. There is uncertainty regarding the taxation of dividends supported by profits earned in the 2014 calendar year, due to the new rules introduced in Brazil in order to align the Brazilian tax system with the International Financial Reporting Standards, or “IFRS”, as of January 1, 2015. As we did not earn profits in that year, this issue should not apply to us. Interest on Shareholders’ Equity. Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholders’ equity as an alternative to making dividend distributions and to treat such payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits, to the extent the limits described below are observed. These distributions may be paid in cash. For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

·	50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the interest on shareholders’ equity) for the period in respect of which the payment is made; and

·	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Gains assessed on a disposition of common shares carried out on a Brazilian stock exchange (which includes the transactions carried out on the organized over-the-counter market) are:

·	exempt from income tax when the gain is earned by a Non-Resident Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution No. 4,373, dated September 14, 2014, which replaced Resolution 2,689, dated January 26, 2000 (a “4,373 Holder”) and (2) is not a resident or domiciled in a country or location that does not tax income, or that taxes it at a maximum rate lower than 20%; or

·	in all other cases, subject to income tax at a rate of up to 25%. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset against any income tax due on the capital gain.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders described below that hold common shares or ADSs as capital assets for U.S. federal tax purposes and does not address all of the tax consequences applicable to all categories of investors, some of which may be subject to special rules, such as:

·	certain financial institutions;

·	dealers or traders in securities who use a mark-to-market method of tax accounting;

·	persons holding common shares or ADSs as part of a hedging transaction, straddle, wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to the common shares or ADSs;

·	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

·	entities classified as partnerships for U.S. federal income tax purposes;

·	persons liable for the alternative minimum tax;

·	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs;”

·	persons that own or are deemed to own ten percent or more of our stock (by vote or value);

·	persons who acquired our ADSs or common shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

·	persons holding our ADSs or common shares in connection with a trade or business conducted outside of the United States.

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

You are a “U.S. Holder” if you are a beneficial owner of our common shares or ADSs and if you are, for U.S. federal income tax purposes:

·	a citizen or individual resident of the United States;

·	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

·	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid by “qualified foreign corporations” to certain non-corporate U.S. Holders may be taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on a securities market in the United States. You should consult your tax adviser to determine whether the favorable rate will apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2018:

	As of December 31, 2018
	Expected Maturity Date
	Total (3)	2018	2019	2020	2021 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	265.7	62.8	157.7	43.4	1.8	CDI/IPCA	302.1
Average interest rate	11.5%	11.3%	11.8%	12.7%	13.3%	—	—
Loans and financing (working capital)	95.6	34.7	15.6	45.3	—	CDI	97.3
Average interest rate	9,7%	9,6%	10,1%	10,9%	—	—	—
Loans and financing — SFH	528.1	250.9	201	76.2	0	TR/CDI	555.8
Average interest rate	12,1%	12,0%	12,5%	13,4%	—	—	—
Total loans, financing and debentures	889.4	348.4	374.3	164.9	1.8	CDI/IPCA/TR	955.2
Derivative financial instruments	38.9	38.9	—	—	—	—	38.9
Real estate development obligations(2)	637.0	303.6	228.6	94.9	9.9	—	637.0
Obligations for purchase of land	297.4	101.3	85.5	51	59.6	INCC	297.4
Total	1,862.7	792.2	688.4	310.8	71.3	—	1,889.6
Assets:
Cash and cash equivalent	32.3	32.3	—	—	—	CDI	32.3
Marketable securities (current and non-current)	104.9	104.9	—	—	—	CDI	104.9
Receivables from clients	642.0	468.0	108.7	59.8	5.5	INCC/IGP-M	642.0
Receivables from clients (2)	572.2	417.1	96.9	53.2	5.0	INCC/IGP-M	572.2
Total client receivables	1,214.2	885.1	205.6	113.0	10.5	—	1,214.2
Total	1,351.4	1,022.3	205.6	113	10.5	—	1,351.4

(1)	See Notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2018, the annualized index was 6.4% for CDI, 0% for TR, 3.84% for INCC, 3.75% for IPCA and 7.55% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

(3)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2016 and since Tenda was spun-off on May 4, 2017.

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

Foreign Exchange Rate

During 2018, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2018, we had no debt in foreign currency.

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

Additional Charges

Holders and beneficial owners of our ADSs and person depositing our common shares for deposit and person surrendering ADSs for cancellation and withdrawal of our common shares will be required to pay the following charges:

·	taxes (including applicable interest and penalties) and other governmental charges;

·	such registration fees as may from time to time be in effect for the registration of our common shares or other common shares deposited under our deposit agreement on the share register and applicable to transfers of our common shares or other common shares deposited under our deposit agreement to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

·	such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the person depositing or withdrawing our common shares or holders and beneficial owners of ADSs;

·	the expenses and charges incurred by the depositary in the conversion of foreign currency;

·	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to our common shares, common shares deposited under our deposit agreement, ADSs and ADRs; and

·	the fees and expenses incurred by the depositary, the custodian or any nominee in connection with the servicing or delivery of common shares deposited under our deposit agreement.

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave., New York, NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2018, we received from the depositary of our ADSs US$80,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management has identified material weaknesses in our internal control over financial reporting, which we describe in the “Management’s Annual Report on Internal Control over Financial Reporting”. In addition, our management has analyzed these material weaknesses and concluded that our consolidated financial statements fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented, and the impact of all facts known to our management to date has been reflected in the consolidated financial statements.

(a) Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based upon our evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of December 31, 2018 our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2018, we identified the material weaknesses described below.

Internal Audit function: Monitoring controls, as the Company did not maintain at year-end an internal audit function enough to monitor control activities and to execute timely the management’s self-assessment over internal control in order to evaluate the effectiveness of ICFR as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Loan and Financing agreements: Monitoring controls, as the Company breached certain contractual terms in loan and financing agreements because the Company's controls did not designed to prevent and detect situations such that the management should have obtained from lenders their consent before some situations have happened such: modification in the Company's controlling shareholders and disposal of some receivables previously already given provided as guarantee to financial institutions. These events cause the possibility of acceleration of some debts.

The accuracy and completeness of information about contingent liabilities: Monitoring controls, as the Company did not maintain controls to ensure the accuracy and completeness of information about contingent liabilities. Specifically, the Company did not design or implement controls necessary to monitor the effectiveness controls relating to compliance with Company policies and procedures for evaluating the measure provisions related with the existent claims against the Company. A substantial portion of judicial and administrative law proceedings were under responsibility of outsourced legal lawyers for which we would not have done enough provisions.

Information Technology (“IT”): Monitoring controls, as the Company did not maintain controls related to operation of information technology (“IT”) general controls in the areas of access security, program change management and computer operations (“IT General Controls”). The deficiencies in IT General Controls also resulted in a conclusion that manual controls that rely on data produced by and maintained within these affected IT system applications and automated controls within these affected IT system applications were ineffective.

The material weaknesses did not result in any identified misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by the Company, and there were no changes in previously released financial results. We have begun to develop remediation plans for these material weaknesses which are described below under “Remediation Efforts”.

Remediation Efforts

Our management has been actively engaged in the design and implementation of remediation efforts to address the identified material weakness, as well as other identified areas of risk.

The remediation efforts outlined below, which are in the process of implementation, are intended to address both the identified material weakness and related areas. The design and implementation of these and other remedial efforts are the responsibility of our management.

Internal Audit function: The management reinforces its commitment to maintain an internal audit area by contracting a new manager for the area in February 2019, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for Internal Controls, Risks Management, Compliance and Internal Audit areas and resources in accordance with program benchmarking. The Internal Audit area remains as responsible for an independent and objective evaluation of processes, risks management, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

Loan and Financing agreements: Focusing on improving its procedures on restrictive clauses in financing contracts and on mitigating similar situations, the management informs that it will reinforce several procedures, such as: (i) Directives stipulated in the contrac will be regularly monitored and checked with control reports (ii) On a regular basis the position of the financing agreements will be presented in an internal committee in order to evaluate their position and define strategies for future actions.

The accuracy and completeness of information about contingent liabilities: the management hired the services of a specialized company to assist in the management of its legal processes to reconcile any discrepant information. This movement also includes the orientation of all service provider offices, including new ones that have assumed substantial portfolios, in order to reinforce the need for all actions accompanied by them to be evaluated in a timely manner in order to corroborate the integrity of the data used for the evaluation of their contingencies.

Information Technology (“IT”): Our management is concentrating its efforts on the redesign of the general information technology environment controls and the business processes of the ERP system in order to meet its current restructuring process, but also believes that we present a structured model of Governance and Risk tools in operation. We are implementing the following additional measures in response to user management and access rights:

·	Improved automated rules related to access management;

·	Strengthening our internal controls on access to critical ERP functions and segregation of duties in ERP transactions through measures developed by management. The objective is to improve these activities together with the responsible managers in each macroprocess of our business; and

·	Enhancement of our compensatory controls related to segregation of duties in ERP transactions and to the expansion of the set of monitors and their respective automated reports already developed and used to identify, monitor and treat any conflict that materializes, expanding them where there is a risk and the occurrence of technically justifiable conflicts.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2018, has been audited by BDO RCS Auditores Independentes SS an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-3 and F-4.

(d) Changes in Internal Control over Financial Reporting

The remediation activities described above are changes in internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Audit Committee convened 7 times in 2018. The Audit Committee currently comprises 3 members, one of whom is an independent director of our company, and the other two are independent members. Our board of directors has determined that 3 are each independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Gilberto Braga is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

The Code can be obtained from our website (www.gafisa.com.br) or free of charge by requesting a copy from our Investor Relations Department at the following address: Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil, telephone 55-11-3025-9242, fax 55-11-3025-9348 and e-mail ri@gafisa.com.br.

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters”. The complaints can be submitted confidentially and anonymously at the whistleblower’s discretion. The “whistleblower channel” can be accessed through our intranet, website, specific phone number or a letter that may be forwarded to our headquarters to the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 782 issues were reported through our “whistleblower channel”, all of which related to personal conduct and information leaks and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by BDO RCS Auditores Independentes SS (“BDO”), PricewaterhouseCoopers (“PwC”) and KPMG Auditores Independentes (“KPMG”) for services performed in 2018 and 2017, and the remuneration for these services in each year.

	2018	2017
	(in thousands of reais)
Audit fees (1)	3,234	3,293
Audit related fees (2)	—	—
Tax fees (3)	—	—
Total	3,234	3,293

(1)	“Audit fees” are the aggregate fees billed by BDO, PwC and KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by BDO, PwC and KPMG during 2018 or 2017.

(3)	There were no “Tax fees” billed by BDO, PwC and KPMG during 2018 or 2017.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On March 9, 2018, Gafisa disclosed the replacement of KPMG Auditores Independentes public accountants as its independent registered public accounting firm, following CVM requirements to replace independent accounting firms no longer than five years, effective on April 28, 2018.

The reports of KPMG Auditores Independentes on the consolidated financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years, there have been no disagreements with KPMG Auditores Independentes on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG Auditores Independentes would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years, there have been no reportable events (as defined in Item 16(a)(1)(v) of this annual report).

Gafisa requested that KPMG Auditores Independentes furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is included as Exhibit 15.1 to this annual report.

New independent registered public accounting firm

Gafisa engaged BDO RCS Auditores Independentes SS public accountants as its new independent registered public accounting firm as of December 3, 2018. During the two most recent fiscal years and through December 3, 2018, Gafisa has not consulted with BDO regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Gafisa's financial statements, and neither a written report was provided to Gafisa or oral advice was provided that BDO concluded was an important factor considered by Gafisa in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

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

12.1.  Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer*

12.2.  Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer*

13.1.  Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer*

13.2.  Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer*

15.1   Letter from KPMG*

* Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Saulo Nunes
	Name:	Saulo Nunes
	Title:	Principal Executive Officer

By:	/s/ Andre Luis Ackermann
	Name:	Andre Luis Ackermann
	Title:	Chief Financial Officer

Date: November 11, 2019

Gafisa S.A. Consolidated Financial Statements December 31, 2018 and report of independent registered public accounting firm

Gafisa S.A.

Financial Statements

December 31, 2018

Management’s Annual Report on Internal Controls over Financial Reporting

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

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2018, we identified the material weaknesses described below.

Internal Audit function: Monitoring controls, as the Company did not maintain at year-end an internal audit function enough to monitor control activities and to execute timely the management’s self-assessment over internal control in order to evaluate the effectiveness of ICFR as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Loan and Financing agreements: Monitoring controls, as the Company breached certain contractual terms in loan and financing agreements because the Company's controls did not designed to prevent and detect situations such that the management should have obtained from lenders their consent before some situations have happened such: modification in the Company's controlling shareholders and disposal of some receivables previously already given provided as guarantee to financial institutions. These events cause the possibility of acceleration of some debts.

The accuracy and completeness of information about contingent liabilities: Monitoring controls, as the Company did not maintain controls to ensure the accuracy and completeness of information about contingent liabilities. Specifically, the Company did not design or implement controls necessary to monitor the effectiveness controls relating to compliance with Company policies and procedures for evaluating the measure provisions related with the existent claims against the Company. A substantial portion of judicial and administrative law proceedings were under responsibility of outsourced legal lawyers for which we would not have done enough provisions.

Information Technology (“IT”): Monitoring controls, as the Company did not maintain controls related to operation of information technology (“IT”) general controls in the areas of access security, program change management and computer operations (“IT General Controls”). The deficiencies in IT General Controls also resulted in a conclusion that manual controls that rely on data produced by and maintained within these affected IT system applications and automated controls within these affected IT system applications were ineffective.

The material weaknesses did not result in any identified misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by the Company, and there were no changes in previously released financial results. We have begun to develop remediation plans for these material weaknesses which are described below under “Remediation Efforts”.

Remediation Efforts

Our management has been actively engaged in the design and implementation of remediation efforts to address the identified material weakness, as well as other identified areas of risk.

The remediation efforts outlined below, which are in the process of implementation, are intended to address both the identified material weakness and related areas. The design and implementation of these and other remedial efforts are the responsibility of our management.

Internal Audit function: The management reinforces its commitment to maintain an internal audit area by contracting a new manager for the area in February 2019, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for Internal Controls, Risks Management, Compliance and Internal Audit areas and resources in accordance with program benchmarking. The Internal Audit area remains as responsible for an independent and objective evaluation of processes, risks management, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

Loan and Financing agreements: Focusing on improving its procedures on restrictive clauses in financing contracts and on mitigating similar situations, the management informs that it will reinforce several procedures, such as: (i) Directives stipulated in the contrac will be regularly monitored and checked with control reports (ii) On a regular basis the position of the financing agreements will be presented in an internal committee in order to evaluate their position and define strategies for future actions

The accuracy and completeness of information about contingent liabilities: the management hired the services of a specialized company to assist in the management of its legal processes to reconcile any discrepant information. This movement also includes the orientation of all service provider offices, including new ones that have assumed substantial portfolios, in order to reinforce the need for all actions accompanied by them to be evaluated in a timely manner in order to corroborate the integrity of the data used for the evaluation of their contingencies

Information Technology (“IT”): Our management is concentrating its efforts on the redesign of the general information technology environment controls and the business processes of the ERP system in order to meet its current restructuring process, but also believes that we present a structured model of Governance and Risk tools in operation. We are implementing the following additional measures in response to user management and access rights:

·	Improved automated rules related to access management;

·	Strengthening our internal controls on access to critical ERP functions and segregation of duties in ERP transactions through measures developed by management. The objective is to improve these activities together with the responsible managers in each macroprocess of our business; and

·	Enhancement of our compensatory controls related to segregation of duties in ERP transactions and to the expansion of the set of monitors and their respective automated reports already developed and used to identify, monitor and treat any conflict that materializes, expanding them where there is a risk and the occurrence of technically justifiable conflicts

São Paulo, Brazil

October 29, 2019

By:	/s/ Saulo Nunes
Name: Saulo Nunes
Title: Principal Executive Officer

By:	/s/ Andre Luis Ackermann
Name: Andre Luis Ackermann
Title: Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of Gafisa S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gafisa S.A. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2018, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as “the financial statements”) and our report dated October 29, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses described below have been identified and included in management assessment:

·	Failure to maintain at year-end an internal audit function robust enough to monitor control activities and to execute timely the management’s self-assessment over internal control in order to evaluate the effectiveness of ICFR as required by Section 404 of the Sarbanes-Oxley Act of 2002.

·	Failure to maintain certain contractual terms in loan and financing agreements because the Company's controls did not design to prevent and detect situations such that the management should have obtained from lenders their consent before some situations have happened such: modification in the Company's controlling shareholders and disposal of some receivables previously already given provided as guarantee to financial institutions. These events cause the possibility of acceleration of some debts.

·	Failure to maintain controls to ensure the accuracy and completeness of information about contingent liabilities. Specifically, the Company did not design or implement controls to monitor compliance with Company policies and procedures for evaluating provisions related to existent claims against the Company. A substantial portion of judicial and administrative law proceedings were under responsibility of outsourced legal lawyers for which we would not have done enough provisions.

·	Failure to maintain controls related to operation of information technology (“IT”) general controls in the areas of access security, program change management and computer operations (“IT General Controls”). The deficiencies in IT General Controls also resulted in a conclusion that manual controls that rely on data produced by and maintained within these affected IT system applications and automated controls within these affected IT system applications were ineffective.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 financial statements, and this report does not affect our report on those financial statements.

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

São Paulo, Brazil

October 29, 2019

/s/ BDO RCS Auditores Independentes SS

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of Gafisa S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gafisa S.A. (the “Company”) and subsidiaries as of December 31, 2018, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with Brazilian accounting practices, applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (“CVM”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated October 29, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

We also have audited the adjustments to the 2017 and 2016 financial statements to retrospectively apply the change in accounting for recognition of the provision for cancelled contracts at the time of the adoption of Ofício-Circular/CVM/SNC/SEP/ 02/2018, which provides for the revenue recognition in contracts for purchase and sale of real estate unit not yet completed in the Brazilian publicly-held companies of the real estate development sector, as described in Note 3.1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2017 and 2016 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2017 and 2016 financial statements taken as a whole.

Differences from U.S. Generally Accepted Accounting Principles

Brazilian accounting practices, applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (CVM), vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

São Paulo, Brazil

October 29, 2019

/s/ BDO RCS Auditores Independentes SS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Gafisa S.A.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3.1, the consolidated balance sheet of Gafisa S.A , and subsidiaries (the Company) as of December 31, 2017and 2016 and the related consolidated statements of profit or loss, comprehensive income (loss), cash flows, changes in equity and value added for the years ended December 31, 2017 and 2016 and the related notes, collectively, the consolidated financial statements. The 2017 and 2016 consolidated financial statements before the effects of the adjustments described in Note 3.1 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3.1, present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years ended December 31, 2017 and 2016, in conformity with accounting practices adopted in Brazil applicable to Real Estate entities.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 3.1 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provides a reasonable basis for our opinion.

We have served as the Company’s auditor from 2013 to 2018.

São Paulo, Brazil
October 29, 2019

/s/ KPMG Auditores Independentes

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2018 and 2017

(In thousand of Brazilian Reais)

	Notes	2018	2017	01/01/2017
			(Restated)
Current assets
Cash and cash equivalents	4.1	32,304	28,527	29,534
Short-term investments	4.2	104,856	118,935	223,646
Trade accounts receivable	5	467,992	374,886	411,838
Properties for sale	6	890,460	990,286	1,318,555
Receivables from related parties	21.1	64,660	51,890	57,455
Derivatives financial instruments	20.i.b	-	404	-
Prepaid expenses	-	2,668	5,535	2,548
Land for sale	8.1	90,588	102,352	3,306
Assets held for sale	-	-	-	1,189,011
Other assets	7	42,283	58,332	49,336
Total current assets		1,695,811	1,731,147	3,285,229

Non-current assets
Trade accounts receivable	5	174,017	199,317	271,322
Properties for sale	6	198,941	339,797	592,975
Receivables from related parties	21.1	28,409	22,179	25,529
Derivatives financial instruments	-	-	-	9,030
Other assets	7	95,194	64,172	58,917
		496,561	625,465	957,773

Investments	9	302,065	479,126	799,911
Property and equipment	10	20,073	22,342	23,977
Intangible assets	11	11,770	18,280	28,228
		333,908	519,748	852,116

Total non-current assets		830,469	1,145,213	1,809,889
Total assets		2,526,280	2,876,360	5,095,118

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2018 and 2017

(In thousand of Brazilian Reais)

	Notes	2018	2017	01/01/2017
			(Restated)
Current liabilities
Loans and financing	12	285,612	481,073	669,795
Debentures	13	62,783	88,177	314,139
Payables for purchase of properties and advances from customers	17	113,355	156,457	205,388
Payables for goods and service suppliers	-	119,847	98,662	79,120
Taxes and contribuitions	-	57,276	46,430	51,842
Salaries, payroll charges and profit sharing	-	6,780	27,989	28,880
Provision for legal claims and commitments	16	138,201	116,314	79,054
Obligations assumed on the assignment of receivables	14	25,046	31,001	34,698
Payables to related parties	21.1	56,164	63,197	85,611
Derivatives financial instruments	-	-	-	5,290
Other payables	15	173,951	146,943	88,901
Liabilities related to assets of discontinued operations	-	-	-	651,812
Total current liabilities		1,039,015	1,256,243	2,294,530

Non-current liabilities
Loans and financing	12	338,135	416,112	516,505
Debentures	13	202,883	119,536	137,129
Payables for purchase of properties and advances from customers	17	196,076	152,377	90,309
Deferred income tax and social contributions	19	49,372	74,473	100,405
Provision for legal claims and commitments	16	155,608	82,063	83,904
Obligations assumed on the assignment of receivables	14	32,140	53,392	64,332
Other payables	15	19,860	7,095	11,502
Total non-current liabilities		994,074	905,048	1,004,086

Equity
Capital	18.1	2,521,319	2,521,152	2,740,662
Treasury shares	18.1	(58,950)	(29,089)	(32,524)
Capital reserves and reserve for granting stock options	-	337,351	85,448	81,948
Accumulated losses	18.2	(2,308,403)	(1,866,289)	(995,712)
		491,317	711,222	1,794,374
Non-controlling interests		1,874	3,847	2,128
Total equity		493,191	715,069	1,796,502
Total Liabilities and equity		2,526,280	2,876,360	5,095,118

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of profit or loss

Years ended December 31, 2018, 2017 and 2016

(In thousand of Brazilian Reais, except if stated otherwise)

	Notes	2018	2017	2016
			(Restated)	(Restated)
Continuing operations
Net operating revenue	22	960,891	786,174	923,181

Operating costs
Real estate development and sales of properties	23	(846,169)	(906,486)	(1,013,810)

Gross profit (loss)		114,722	(120,312)	(90,629)

Operating (expenses) income
Selling expenses	23	(84,431)	(87,568)	(94,946)
General and administrative expenses	23	(78,379)	(150,235)	(140,477)
Income from equity method investments	9	(15,483)	(204,863)	(48,332)
Other income (expenses), net	23	(298,935)	(211,550)	(78,992)

Loss before financial income and expenses and income tax and social contribution		(362,506)	(774,528)	(453,376)

Financial expense	24	(100,074)	(137,001)	(84,118)
Financial income	24	19,553	29,733	58,439

Loss before income tax and social contribution		(443,027)	(881,796)	(479,055)

Current income tax and social contribution		(3,349)	(2,832)	(10,722)
Deferred income tax and social contribution		25,100	25,932	(89,358)

Total income tax and social contribution	19.i	21,751	23,100	(100,080)

Net loss from continuing operations		(421,276)	(858,696)	(579,135)

Net income (loss) from discontinued operations	8.2	-	98,175	(559,704)

Net loss for the year		(421,276)	(760,521)	(1,138,839)

(-) Attributable to:
Non-controlling interests		(1,750)	(281)	1,871
Owners of the parent		(419,526)	(760,240)	(1,140,710)

Weighted average number of shares (in thousands)	27	41,147	26,891	26,921

Basic earnings (loss) per thousand shares - In Reais	27	(10.196)	(28.271)	(42.372)
From continuing operations		(10.196)	(31.922)	(21.512)
From discontinued operations		-	3.651	(20.791)

Diluted earnings (loss) per thousand shares - In Reais	27	(10.196)	(28.271)	(42.372)
From continuing operations		(10.196)	(31.922)	(21.814)
From discontinued operations		-	3.651	(20.558)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of comprehensive income (loss)

Years ended December 31, 2018, 2017 and 2016

(In thousand of Brazilian Reais, except if stated otherwise)

	2018	2017	2016
		(Restated)	(Restated)
Net loss for the year	(421,276)	(760,521)	(1,138,839)

Total comprehensive loss for the year, net of taxes	(421,276)	(760,521)	(1,138,839)

Attributable to:
Owners of the parent	(419,526)	(760,240)	(1,140,710)
Non-controlling interests	(1,750)	(281)	1,871

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of changes in equity

Years ended December 31, 2018, 2017 and 2016

(In thousand of Brazilian Reais)

		Attributed to Owners of the Parent
					Income reserve
	Notes	Capital	Treasury shares	Capital reverse and reserve for granting shares	Legal reserve	Reserve for investments		Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balances at December 31, 2015		2,740,662	(25,980)	76,834	35,315	268,660		-	3,095,491	1,745	3,097,236
Inicial adoption CPC 47 and 48	3.1	-	-	-	-	-		(156,837)	(156,837)	-	(156,837)
Balances at January 01, 2016 (Restated)		2,740,662	(25,980)	76,834	35,315	268,660		(156,837)	2,938,654	1,745	2,940,399

Capital increase		-	-	-	-	-		-		1,382	1,382
Stock option plan	18.3	-	-	5,114	-	-		-	5,114	-	5,114
Treasury shares acquired	18.1	-	(8,693)	-	-	-		-	(8,693)	-	(8,693)
Treasury shares sold	18.1	-	2,149	-	-	(2,140)		-	9	-	9
(Loss) profit for the year	-	-	-	-	-	-		(1,140,710)	(1,140,710)	1,871	(1,138,839)
Absorption:	18.2
Legal reserve		-	-	-	(35,315)	-		35,315	-	-	-
Reserve for investments		-	-	-	-	(266,520)		266,520	-	49	49
Dividends		-	-	-	-	-		-	-	(2,919)	(2,919)

Balances at December 31, 2016 (Restated)		2,740,662	(32,524)	81,948	-	-		(995,712)	1,794,374	2,128	1,796,502

Capital decrease	18.1	(219,510)	-	-	-	-		(107,720)	(327,230)	-	(327,230)
Stock option plan	18.3	-	-	3,500	-	-		-	3,500		3,500
Treasury shares sold	18.1	-	3,435	-	-	-		(2,617)	818	-	818
Write-off discontinued operations (a)	-	-	-	-	-	-		-	-	2,000	2,000
Net loss for the year	-	-	-	-	-	-		(760,240)	(760,240)	(281)	(760,521)

Balances at December 31, 2017 (Restated)		2,521,152	(29,089)	85,448	-	-		(1,866,289)	711,222	3,847	715,069

Capital increase	18.1	167	-	250,599	-	-		-	250,766	-	250,766
Stock option plan	18.3	-	-	1,304	-	-		-	1,304	-	1,304
Treasury shares sold	18.1	-	2,351	-	-	-		(1,525)	826	-	826
Share repurchase program	18.1	-	(32,212)		-	-		(21,063)	(53,275)	-	(53,275)
Reserve constituition	-	-	-	-	-	-		-	-	(223)	(223)
Net loss for the year	-	-	-	-	-	-		(419,526)	(419,526)	(1,750)	(421,276)

Balances at December 31, 2018		2,521,319	(58,950)	337,351		-	-	(2,308,403)	491,317	1,874	493,191

(a)	Amount regarding the write-off of the debt balance of non-controlling interests related to Construtora Tenda S.A, in view of the spin-off of the Companies (Notes 1 and 8.2),

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated cash flow statement

Years ended December 31, 2018, 2017 and 2016

(In thousand of Brazilian Reais)

	2018	2017	2016
Operating activities		(Restated)	(Restated)

Profit (loss) before income tax and social contribution	(443,027)	(881,796)	(1,020,926)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	21,290	32,046	33,892
Stock option expense (Note 18.3)	1,927	4,964	6,821
Unrealized interests and charges, net	11,156	46,168	100,508
Warranty provision (Note 15)	(4,130)	(3,498)	(12,390)
Provision for legal claims and commitments (Note 16)	172,432	107,848	70,796
Provision for profit sharing (Note 25 (iii))	(14,750)	13,375	18,750
Allowance for expected credit losses and cancelled contracts (Note 5)	(41,827)	(187,283)	23,925
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(74,689)	123,751	160,216
Income from equity method investments (Note 9)	15,483	217,303	48,332
Financial instruments (Note 20)	(763)	(818)	(13,404)
Provision for penalties due to delay in construction works (Note 15)	-	-	(1,404)
Write-off of property and equipment and intangible assets, net (Notes 10 and 11)	-	-	7,666
Write-off of goodwill from remeasurement of investment in associate (Note 9)	112,800	101,953
Write-off of goodwill on acquisition of subsidiary (Note 9)	-	25,476	-
Impairment loss (Note 8.2)			610,105

Decrease/(increase) in operating assets
Trade accounts receivable	(95,740)	260,090	288,999
Properties for sale and land available for sale	367,864	346,210	6,355
Other assets	(15,880)	(9,317)	29,471
Prepaid expenses	2,867	(2,987)	(460)

Increase/(decrease) in operating liabilities
Payables for purchase of properties and advances from customers	597	13,137	(73,603)
Taxes and contributions	10,846	(5,412)	(9,874)
Payables for goods and service suppliers	32,732	18,683	31,991
Salaries, payroll charges and profit sharing	(6,459)	(14,266)	(17,740)
Other payables	(3,434)	(20,341)	(176,666)
Transactions with related parties	(14,497)	(27,548)	100,207
Paid taxes	(3,348)	(2,832)	(10,722)
Cash from (used) in operating activities related to discontinued operations	-	51,959	68,821
Cash and cash equivalents from operating activities	31,450	206,865	269,666

Investment activities
Acquisition of property and equipment, and intangible assets (Notes 10 and 11)	(12,511)	(20,463)	(35,838)
Increase in short-term investments	(1,090,796)	(1,079,167)	(1,417,794)
Redemption of short-term investments	1,104,875	1,183,878	1,611,200
Investments	(4,629)	(2,598)	(110)
Transaction costs related to the transaction of spin-off of Gafisa and Tenda (Note 8.2)	-	(9,545)	-
Proceeds from the exercise of preemptive rights	-	219,510	-
Proceeds from the refund for Tenda’s capital	-	105,170	-
Cash from investing activities related to discontinued operations	-	48,663	4,997
Cash from investing activities	(3,061)	445,448	162,455

Financing activities
Increase in loans, financing and debentures	412,768	453,370	579,391
Payment of loans, financing and debentures - principal	(528,252)	(870,472)	(719,390)
Payment of loans, financing and debentures - interest	(111,157)	(161,734)	(225,405)
Assignment of receivables	-	21,513	72,776
Payables to venture partners	-	(1,237)	(3,658)
Paid dividends	-	-	(17,682)
Loan transactions with related parties	(1,289)	5,044	1,130
Repurchase of and proceeds from treasury shares (Note 18.1)	(47,448)	818	(8,684)
Capital increase	167	-	-
Subscription and payment of common shares	250,599	-	-
Cash from (used in) the financing activities related to discontinued operations	-	24,089	(135,291)
Cash and cash equivalents used in financing activities	(24,612)	(528,609)	(456,813)

(-) Net change in cash and cash equivalents related to discontinued operations	-	(124,711)	-

Net increase/(decrease) in cash and cash equivalents	3,777	(1,007)	(24,692)

Cash and cash equivalents
At the beginning of the year	28,527	29,534	82,640
(-) Cash and cash equivalents at the end of the year from disposal group held for sale			(28,414)
At the end of the year	32,304	28,527	29,534

Net increase (decrease) in cash and cash equivalents	3,777	(1,007)	(24,692)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated added value sstatement

Years ended December 31, 2018, 2017 and 2016

(In thousand of Brazilian Reais)

	2018	2017	2016
		(Restated)	(Restated)

Revenues	1,048,145	858,640	966,689
Real estate development and sales	1,006,317	671,357	990,614
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	41,828	187,283	(23,925)
Inputs acquired from third parties (including taxes on purchases)	(1,075,054)	(1,013,885)	(1,529,420)
Operating costs - Real estate development and sales	(733,265)	(789,971)	(856,998)
Materials, energy, outsourced labor and other	(228,989)	(194,660)	(112,718)
Profit or loss of discontinued operations	-	98,175	(559,704)
Loss on realization of investment measured at fair value	(112,800)	(127,429)	-

Gross value added	(26,909)	(155,245)	(562,731)

Depreciation and amortization	(21,290)	(32,046)	(33,892)

Net value added produced by the entity	(48,199)	(187,291)	(596,623)

Value added received on transfer	4,070	(175,130)	10,107
Income from equity method investments	(15,483)	(204,863)	(48,332)
Financial income	19,553	29,733	58,439

Total value added to be distributed	(44,129)	(362,421)	(586,516)

Value added distribution	(44,129)	(362,421)	(586,516)
Personnel and payroll charges	75,300	94,180	115,054
Taxes and contributions	81,339	44,556	190,173
Interest and rents	218,758	259,083	248,967
Retained earnings attributable to noncontrolling interests	1,750	281	(1,871)
Incurred losses	(421,276)	(760,521)	(1,138,839)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), reporting its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

On November 26, 2018, the Board of Directors approved the delisting of shares on the New York Stock Exchange (NYSE), aimed to perform the migration of the American Depositary Receipts (ADR) Program from Level 3 to Level 1, and the cancellation of the registry with the SEC. On December 7, 2018, Form 25 was filed with the SEC, with copy to the NYSE, for voluntary delisting of the American Depositary Shares (ADSs), represented by the ADRs of the NYSE. The ADSs were delisted on the NYSE on December 17, 2018, and are currently traded Over the Counter (OTC).

The Company enters into real estate development projects with third parties through specific purpose partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Subsidiaries significantly share the managerial and operating structures, and corporate, managerial and operating costs with the Company. The SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

1.1	Capital increase

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares, at a price per share of R$15.00, of which R$0.01 allocated to capital, and R$14.99 allocated to capital reserve, totaling R$167 and R$250,599, respectively. The capital increase is included in the Company’s plans for reinforcing cash availability, strengthening its capital structure in view of the current indebtedness level, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

1.2	Change in shareholding

On September 25, 2018, an Extraordinary Shareholders’ Meeting was held, called at the request of its shareholder GWI Asset Management S.A., in which the following main resolutions were taken: (i) the removal from office, by majority of votes, of all members of the Board of Directors, and (ii) the election, through the multiple voting process, of new members. Immediately thereafter, at the Board of Directors’ meeting on September 28, 2018, the following items were resolved as part of the turnaround process and streamlining of the corporate structure of the Company: (i) the removals from office of the Chief Executive Officer, Chief Financial and Investor Relations Officer, and Chief Operating Officer, and the election of new statutory officers; (ii) adoption of new measures for approving the change of the Company’s registered office; (iii) shutdown of the branch located in Rio de Janeiro, and (iv) approval of the Company’s share repurchase program (Note 18.1).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations --Continued

1.2	Change in shareholding--Continued

On February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company (Note 32(iii)).

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of consolidated financial statements

The consolidated financial statements were authorized for issue by the Company’s Board of Directors on October 29, 2019.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that under Brazilian GAAP the application of percentage of completion accounting by real estate companies is applied under more circumstances than are permitted by IFRS, including interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as IFRS applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 33 to these financial statements. US GAAP condensed consolidated balance sheets have been included in Note 33 (d)(i) for 2018, 2017 and 2016 US GAAP consolidated statement of profit or loss and comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 have been included in Note 33 (d)(ii) and Note 33 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.1.	Basis of presentation and preparation of consolidated financial statements --Continued

2.1.3.	Statement of Cash Flows

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPC 03 (R-2) – Statement of Cash Flows and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations, the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the years ended December 31, 2017 and 2016.

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

December 31, 2018

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

Cash flows are derived on the budget for the following five years, and do not include uncommitted restructuring activities or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, the estimated future cash inflows, and to the growth rate used for purposes of extrapolation.

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

c)	Provision for legal claims and commitments

The Company recognizes a provision for tax, labor and civil claims (Note 16). The provision is recognized when an unfavorable decision is awarded. . Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

d)	Allowance for expected credit losses

The Company recognizes an allowance for expected credit losses for all sale contracts of real estate units, and the amounts are accrued as contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. Such analysis is individually made by sale contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

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

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction works, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

h)	Allowance for contract cancellation

The Company recognizes an allowance for contract cancellation when a cash inflow risk is identified. Contracts are monitored to identify the moment when these conditions are mitigated.

While there is such risk, no revenue or cost is recognized in profit or loss, and the amounts are only recorded in asset and liability accounts.

The other provisions recognized in the Company are described in Note 2.2.22.

2.2.2.	Recognition of revenue and expenses

The Company applied CPC 47 – Revenue from Contracts with Customers from January 1, 2018, on including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, issued on December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities.

According to CPC 47, the recognition of revenue from contracts with customers is based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled and is based on a five-step model detailed as follows: 1) identification of contract; 2) identification of performance obligations; 3) determination of transaction price; 4) allocation of transaction price to performance obligations; 5) revenue recognition.

The Company records the accounting effects of contracts only when: (i) the parties have approved the contract; (ii) it can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) is probable that it will collect the amount to which the Company is entitled.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale with transfer of control, regardless of the timing of cash receipt from the customer.

(b)	For the construction phase of units sold, but not yet completed:

·	The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in properties for sale (Note 2.2.7);

·	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

·	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of properties and advances from customers";

·	Interest and inflation-indexation charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of accounts receivable, are included in “Real estate development, sale, barter transactions and construction services” when incurred, on a pro rata basis using the accrual basis of accounting;

·	Financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.2.	Recognition of revenue and expenses --Continued

(i)	Real estate development and sales --Continued

·	The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenues is recognized; and

·	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

(ii)	Construction services

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

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments.

(a)	Financial assets

The Company determines the classification of its financial assets upon initial recognition, when it becomes a party to the contractual provisions of the instrument, based on the business model in which the asset is managed and its contractual cash flow characteristics.

Financial assets are initially recognized at fair value, plus, in the case of investments not measured at fair value through profit or loss, directly attributable transaction costs.

After initial recognition, the Company’s financial instruments are measured as described below:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments--Continued

(a)	Financial assets--Continued

(i)	Financial instruments at fair value through profit or loss

A financial instrument is classified at fair value through profit or loss whein it is held for trading, or designated as such upon initial recognition.

Financial instruments are designated at fair value through profit or loss if the Company manages these investments and makes purchase and sale decisions based on their fair value in accordance with the documented investment strategy and risk management. After initial recognition, related transaction costs are recognized in profit or loss when incurred.

Financial instruments at fair value through profit or loss are measured at fair value, and their changes therein are recognized in profit or loss.

In the year ended December 31, 2018, the Company held derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than to mitigate risk.

The Company does not adopt the hedge accounting practice.

(ii)	Financial instruments at amortized cost

The Company classifies financial assets as measured at amortized cost only if both criteria are met, thee asset is held within a business model whose objective is to collect the contractual cash flows and the contractual terms give rise to cash flows, at specific dates, which relate only to the payments of principal and interest.

Financial assets measured as at amortized cost by the Company includes: cash and cash equivalents, certain short-term financial investments, accounts receivable and other receivables.

Derecognition of financial assets (write-off)

A financial asset (or, as the case may be, a portion of a financial asset or portion of a group of similar financial assets) is derecognized when:

·	The rights to receive cash inflows of an asset expire;

·	The Company transfers its rights to receive cash inflows of an asset or assume an obligation to fully pay the cash inflows received, without significant delay, to a third party because of a “transfer” agreement; and (a) the Company substantially transfers the risks and rewards of the asset, or (b) the Company does not substantially transfer or retain all risks and rewards related to the asset, but transfers the control over the asset.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.3.	Financial instruments --Continued

(a)	Financial assets—Continued

Derecognition of financial assets (write-off)--Continued

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

(b)	Financial liabilities

Financial liabilities are classified at initial recognition at amortized cost or measured at fair value through profit or loss.

Financial liabilities at fair value through profit or loss include financial liabilities held for trading, and financial liabilities designated upon initial recognition as fair value through profit or loss.

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

December 31, 2018

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

These are presented at present and net realizable values. The classification between current and non-current is made based on the expected maturity of contract installments.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

When there are financial guarantees, represented by the acquisition of subordinated CRI, they are recorded on the statement of financial position as “short-term investments” at the realizable value, which is equivalent to fair value.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.8.	Prepaid expenses

These are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.	Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. Management shall commit to sell it within one year of the classification date.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.	Payables for purchase of properties and advances from customer

Payables for purchase of properties are recognized at the amounts corresponding to the contractual obligations assumed. Subsequently they are measured at amortized cost, plus, when applicable, interest and charges proportional to the incurred period (“pro rata” basis), net of present value adjustment.

The obligations related to barter transactions of land in exchange for real estate units are stated at fair value of the units to be delivered.

2.2.14.	Income tax and social contribution on net income

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.14.	Income tax and social contribution on net income--Continued

(i)	Current income tax and social contribution --Continued

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

They are recognized to the extent that it is probable that future taxable profit will be available to be used for offsetting deferred tax assets, based on profit projections made using internal assumptions, and considering future economic scenarios that make it possible their full or partial use, upon the recognition of a provision for the non-realization of the balance. The recognized amounts are periodically reviewed, and the impacts of realization or settlement are reflected in compliance with tax legislation provisions.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.17.	Share-based payment – Phantom Shares --Continued

These amounts are recorded as a liability, with contra-entry in profit or loss for the year, based on the fair value of the phantom shares granted, and during the vesting period. The fair value of this liability is remeasured and adjusted every reporting period, according to the change in the fair value of the benefit granted and vesting.

2.2.18.	Other employee benefits

The salaries and benefits granted to the Company’s employees and executives include fixed compensation (salaries, social security contributions (INSS), Government Severance Indemnity Fund for Employees (FGTS), vacation pay, and 13th monthly salary, among other) and variable compensation such as profit sharing, bonus, and stock option-based payments. These benefits are recorded in profit or loss for the year, under the account “General and administrative expenses”, as they are incurred.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.19.	Present value adjustment – assets and liabilities --Continued

The applied discount rate’s underlying economic basis and assumption is the average rate of the financing and loans obtained by the Company, net of the inflationary effect (Notes 5 and 12).

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

(i)	Provision for legal claims and commitments

The Company is party to several lawsuits and administrative proceedings. Provisions are recognized for all demands related to lawsuits which risk of loss is considered probable.

Contingent liabilities for which losses are considered possible are only disclosed in a note to consolidated financial statements, and those for which losses are considered remote are neither recognized nor disclosed.

Contingent assets are recognized only when there are secured guarantees or favorable final and unappealable court decisions. Contingent assets with probable favorable decisions are only disclosed in the notes. As of December 31, 2018 and 2017 there are no claims involving contingent assets recorded in the consolidated balance sheets of the Company.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.22.	Provisions --Continued

(ii)	Allowance for expected credit losses

The Company annually reviews its assumptions related to the recognition of an allowance for expected credit losses, taking into account the review of the histories of its current operations and improvement of estimates.

The Company carries out a comprehensive analysis of the contracts with customers in order to recognize an allowance for expected credit losses for all customers, based on the assumptions set by the Company. This allowance is calculated based on the percentage-of-completion of the construction work, a methodology adopted for recognizing profit or loss (Note 2.2.2).

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

December 31, 2018

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies --Continued

2.2.	Summary of significant accounting policies --Continued

2.2.27.	Non-current asset held for sale and profit or loss from discontinued operations

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

According to Note 8.2, the transaction of spin-off transaction between Gafisa and Tenda was completed on May 4, 2017 with the effective delivery of the totality of shares comprising Tenda’s capital in the respective processes of capital decrease and preemptive rights.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted

3.1	New standards, changes and interpretations of standards issued and adopted from 2018

The following standards are in effect beginning on January 1, 2018:

(i)	IFRS 9 – Financial Instruments (CPC 48) includes, among others, new models for classification and measurement of financial instruments, and measurement of prospective expected credit losses for financial and contractual assets.

Based on its evaluation, the Company concluded that the new classification requirements did not have a significant impact on the recognition of financial assets measured at fair value.

Additionally, according to CPC 48, expected losses are measured using one of the following bases: 12-month expected credit losses, and full lifetime expected credit losses. Therefore, the Company carried out the measurement of the allowance regarding the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

(ii) The IFRS 15 – Revenue from Contracts with Customers (CPC 47) introduces new requirements for measurement and timing of revenue recognition. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or adopting the method of keys handover, for example, depends on the contractual analyses made by Management. Letter CVM/SNC/SEP/ 02/2018, issued by CVM’s technical area, established accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from purchase and sale contracts of units not completed in the Brazilian real estate development entities. Therefore, the Company measured the allowance for contracts with identification of the risks of cash inflows to the entity.

For comparability purposes, the balances as of December 31, 2017, December 31, 2016 and the opening balance as of January 1, 2016 were adjusted considering such changes in accounting practice. As required by CPC 23 – Accounting Policies, Changes in Accounting Estimates and Errors, the retrospective effects of the adoption of CPCs 47 and 48 are demonstrated as follows:

Statement of financial position	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/12016

Assets
Trade accounts receivable	484,761	(109,875)	374,886	722,640	(310,802)	411,838
Properties for sale	882,189	120,537	1,002,726	1,122,724	195,831	1,318,555
Other current assets	365,975	-	365,975	1,554,836	-	1,554,836
Total current assets	1,732,925	10,662	1,743,587	3,400,200	(114,971)	3,285,229
Total non-current assets	1,145,213	(12,440)	1,132,773	1,809,889	-	1,809,889
Total Assets	2,878,138	(1,778)	2,876,360	5,210,089	(114,971)	5,095,118

Liabilities
Total current liabilities	1,213,686	42,557	1,256,243	2,275,550	18,980	2,294,530
Total non-current liabilities	905,048	-	905,048	1,004,086	-	1,004,086
Total equity	759,404	(44,335)	715,069	1,930,453	(133,951)	1,796,502
Total liabilities and equity	2,878,138	(1,778)	2,876,360	5,210,089	(114,971)	5,095,118

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted --Continued

3.1	New standards, changes and interpretations of standards issued and adopted from 2018--Continued

Statement of profit or loss	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2017	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 12/31/2016

Net operating revenue	608,823	177,351	786,174	915,698	7,483	923,181
Operating costs	(818,751)	(87,735)	(906,486)	(1,029,213)	15,403	(1,013,810)
Operating (expenses) / income	(654,216)	-	(654,216)	(362,747)	-	(362,747)
Financial income (expense)	(107,268)	-	(107,268)	(25,679)	-	(25,679)
Income tax and social contribution	23,100	-	23,100	(100,080)	-	(100,080)
Profit from (loss on) continued operations	(948,312)	89,616	(858,696)	(602,021)	22,886	(579,135)
Profit from discontinued operations	98,175	-	98,175	(559,704)	-	(559,704)
Non-controlling interests	(281)	-	(281)	1,871	-	1,871
Net profit (loss) for the year	(849,856)	89,616	(760,240)	(1,163,596)	22,886	(1,140,710)

Cash flow
Operating activities	206,865	-	206,865	269,666	-	269,666
Financing activities	445,448	-	445,448	162,455	-	162,455
Investing activities	(528,609)	-	(528,609)	(456,813)	-	(456,813)

Statement of value added
Net value added produced by the entity	(276,907)	102,056	(174,851)	(619,509)	22,886	(596,623)
Value added received as transfer	(175,130)	(12,440)	(187,570)	10,107	-	10,107
Total value added to be distributed	(452,037)	89,616	(362,421)	(609,402)	22,886	(586,516)

Statement of financial position	Originally reported balances	Impact from applying the CPCs 47 and 48	Balances after applying the CPCs 47 and 48 as of 01/01/2016
Assets
Trade accounts receivable	1,395,273	(293,828)	1,101,445
Properties for sale	1,880,377	180,427	2,060,804
Other current assets	1,041,114	-	1,041,114
Total current assets	4,316,764	(113,401)	4,203,363
Total non-current assets	2,443,568	-	2,443,568
Total Assets	6,760,332	(113,401)	6,646,931

Liabilities
Total current liabilities	2,048,969	43,436	2,092,405
Total non-current liabilities	1,614,127	-	1,614,127
Total equity	3,097,236	(156,837)	2,940,399
Total liabilities and equity	6,760,332	(113,401)	6,646,931

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted --Continued

3.1	New standards, changes and interpretations of standards issued and adopted from 2018—Continued

For US GAAP purposes, based on the assessments undertaken, the adoption of the related standards, has changed the revenue recognition, from over the time (PoC method) to a point in time, upon delivery of keys for each real estate unit as presented in Note 33 to these financial statements. ASUs Topic 606 are effective for annual reporting periods beginning after December 15, 2017. As a transition method, the Company has recognized the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings as of January 01, 2016 to all contracts at the date of initial application. The effects of this adoption are demonstrated as follows:

Statement of financial position	Originally reported balances as of 12/31/2017	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2017	Originally reported balances as of 12/31/2016	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2016
Assets
Trade accounts receivable of development and services	336,674	(194,805)	141,869	446,612	(427,207)	19,405
Properties for sale	1,102,487	614,146	1,716,633	1,489,232	810,483	2,299,715
Other current assets	366,948	5,780	372,728	1,625,495	7,415	1,632,910
Total current assets	1,806,109	425,121	2,231,230	3,561,339	390,691	3,952,030
Total non-current assets	1,079,615	(117,649)	961,966	1,644,975	(127,762)	1,517,213
Total Assets	2,885,724	307,472	3,193,196	5,206,314	262,929	5,469,243

Liabilities
Total current liabilities	1,319,623	473,141	1,792,764	2,426,577	535,585	2,962,162
Total non-current liabilities	905,046	1	905,047	1,069,084	4	1,069,088
Total equity	661,055	(165,670)	495,385	1,710,653	(272,660)	1,437,993
Total liabilities and equity	2,885,724	307,472	3,193,196	5,206,314	262,929	5,469,243

Statement of profit or loss	Originally reported balances as of 12/31/2017	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2017	Originally reported balances as of 31/12/2016	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 31/12/2016
Net operating revenue	750,616	352,596	1,103,212	854,572	1,025,992	1,880,564
Operating costs	(916,211)	(193,111)	(1,109,322)	(985,789)	(559,005)	(1,544,794)
Operating (expenses) / income	(449,353)	-	(449,353)	(316,182)	6,739	(309,443)
Financial income (expense)	(105,091)	(1,932)	(107,023)	(14,609)	(11,070)	(25,679)
Income tax and social contribution	56,075	(3,582)	52,493	45,492	3,549	49,041
Income from equity method investments	(130,165)	(46,752)	(176,917)	(63,616)	8,209	(55,407)
Profit from (loss on) continued operations	(794,129)	107,219	(686,910)	(480,132)	474,414	(5,718)
Profit from discontinued operations	64,796	-	64,796	(506,185)	-	(506,185)
Non-controlling interests	2,732	(3,013)	(281)	(1,161)	3,375	2,214
Net profit (loss) for the year	(732,065)	110,232	(621,833)	(985,156)	471,039	(514,117)

Statement of financial position	Originally reported balances	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 01/01/2016
Assets
Total current assets	4,876,159	641,343	5,517,502
Total non-current assets	1,812,689	(278,525)	1,534,164
Total Assets	6,688,848	362,818	7,051,666

Liabilities
Total current liabilities	2,486,947	292,899	2,779,846
Total non-current liabilities	1,497,019	818,875	2,315,894
Total equity	2,704,882	(748,956)	1,955,926
Total liabilities and equity	6,688,848	362,818	7,051,666

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2018, and not yet adopted --Continued

3.2	New standards, changes and interpretations of standards issued and adopted from 2018

·	IFRS 16 – Leases

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

Based on available information, the Company estimates that right-of-use assets and lease liabilities will be recognized in the amount of R$4,990 as of January 1, 2019.

·	Other amendments not yet adopted

The following standard amendments and interpretations shall not have a significant impact on the Consolidated Financial Statements of the Company:

(i)	IFRIC 23/ICPC 22 Uncertainty over Income Tax Treatments

(ii)	Prepayment Features with Negative Compensation (Amendments to IFRS 9)

(iii)	Investments in Associates and Joint Ventures

(iv)	(Amendments to CPC 18(R2) / IAS 28)

(v)	Amendments to Plan Amendment, Curtailment or Settlement (Amendments to CPC 33 / IAS 19)

(vi)	Annual improvements to IFRS Standards 2015-2017 cycle – several standards

(vii)	Amendments to references to the conceptual framework in the IFRS

(viii)	IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2018	2017

Cash and banks	11,406	28,527
Government bonds (LFT)	20,898	-
Total cash and cash equivalents (Note 20.i.d, 20.ii.a e 20.iii)	32,304	28,527

4.2.	Short-term investments

	2018	2017

Fixed-income funds (a)	33,245	66,885
Government bonds (LFT) (b)	-	1,207
Equity securities(e)	14,101	-
Securities purchased under resale agreements (b)	1,524	3,019
Bank certificates of deposit (c)	49,025	37,025
Restricted cash in guarantee to loans	-	366
Restricted credits (d)	6,961	10,433

Total short-term investments (Note 20.i.d, 20.ii.a e 20.iii)	104,856	118,935

(a)	Exclusive and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)	On January 12, 2018 the Company discontinued Fundo Square, settling the LFT transactions and the securities linked to Fundo Like. As of December 31, 2018, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)	As of December 31, 2018, Bank Certificates of Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 101.2% (from 90% to 100.8% as of December 31, 2017) of Interbank Deposit Certificates (CDI).

(d)	Restricted credits are represented by onlending of the funds from associate credit (“crédito associativo”), a type of government real estate financing, which are in process of approval at the Caixa Econômica Federal (a Federally owned Brazilian bank used for real estate financing purpose). These approvals are made to the extent the contracts signed with customers at the financial institutions are regularized, which the Company expect to be in up to 90 days.

(e)	Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

5.	Trade accounts receivable

	2018	2017
		(restated)
Real estate development and sales	737,291	717,005
( - ) Allowance for expected credit losses	(18,159)	(24,294)
( - ) Allowance for cancelled contracts	(82,847)	(118,539)
( - ) Present value adjustments	(19,391)	(14,887)
Services and construction and other receivables	25,115	14,918

Total trade accounts receivable (Note 20.i.d and 20.ii.a)	642,009	574,203

Current	467,992	374,886
Non-current	174,017	199,317

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable --Continued

The current and non-current portions have the following maturities:

Maturity	2018	2017
		(restated)
Overdue:
Up to 90 days	64,177	70,403
From 91 to 180 days	21,832	17,861
Over 180 days	90,818	100,581
	176,827	188,845

Maturities:
2018	-	329,821
2019	396,266	114,717
2020	118,400	89,099
2021	64,392	4,414
2022	1,727	5,027
2023 onwards	4,794	-
	585,579	543,078

( - ) Present value adjustment	(19,391)	(14,887)
( - ) Allowance for expected credit losses and cancelled contracts (a)	(101,006)	(142,833)

	642,009	574,203

(a)	Allowance related to the cancellations of sales contracts recognized as revenue overtime during the construction phase.

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2018, the amount received from customers in excess of the recognized revenues totaled R$28,956 (R$63,748 in 2017) in the consolidated statements, and are classified in the heading “Payables for purchase of properties and advances from customers " (Note 17). Additionally, as of December 31, 2018, the amount related to contract assets totaled R$270,085 (R$351,806 in 2017).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services". The interest amounts recognized in the consolidated statements of profit and loss for the year ended December 31, 2018 totaled R$6,676 (R$9,866 in 2017).

The balances of allowance for expected credit losses are considered sufficient by the Company’s management to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2018 and 2017, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable --Continued

	Receivables	Properties for sale (Note 6)

Balance at December 31, 2016	(19,315)	-
First-time adoption CPC 47 and 48 as of 1.1.2017 (Note 3)	(310,802)	195,831
Additions (Note 22)	(18,860)	-
Write-offs / Reversals (Note 22)	206,144	(87,734)
Balance at December 31, 2017	(142,833)	108,097
Additions (Note 22)	(2,653)	-
Write-offs / Reversals (Note 22)	44,480	(24,255)
Balance at December 31, 2018	(101,006)	83,842

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2018 totaled R$4,504 (reversal of R$11,928 in 2017) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 7.19% for the year 2018 (6.55% in 2017), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, which are aimed at the assignment by the assignor to the assignee of a portfolio comprising select residential and business real estate receivables performed and to be performed arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

	Transaction date	Assigned portfolio	Portfolio discounted to present value	Transaction balance (Note 14)
				2018	2017

(i)	Jun 27, 2011	203,915	171,694	882	1,502
(ii)	Dec 22, 2011	72,384	60,097	372	1,827
(iii)	Jul 6, 2012	18,207	13,917	10	29
(iv)	Nov 14, 2012	181,981	149,025	2,547	2,491
(v)	Dec 27, 2012	72,021	61,647	3,151	3,796
(vi)	Nov 29, 2013	24,149	19,564	1,877	2,850
(vii)	Nov 25, 2014	15,200	12,434	1,895	3,191
(viii)	Dec 3, 2015	32,192	24,469	7,797	10,523
(ix)	Feb 19, 2016	27,954	27,334	9,645	11,287
(x)	May 09, 2016	17,827	17,504	6,790	9,548
(xi)	Aug 19, 2016 (a)	15,418	14,943	3,075	7,574
(xii)	Dec 21, 2016	21,102	19,532	7,441	14,158
(xiii)	Mar 29, 2017	23,748	22,993	11,704	15,487
				57,186

(a)	The consolidated balance of the transaction as of December 31, 2018 and 2017 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

Transaction (i) was entered into with Banco BTG Pactual S.A. (Note 14).

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios (Note 14).

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados (Note 14).

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A. (Note 14).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable --Continued

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss for the year in the account “Discount related to Securitization Transaction” under financial expenses.

6.	Properties for sale

	2018	2017
		(restated)
Land	403,524	544,057
( - ) Write-down to net realizable value of land	(96,972)	(98,752)
( - ) Adjustment to present value	(14,570)	(9,829)
Property under construction (Note 29)	403,732	507,619
Completed units	377,477	359,601
( - ) Write-down to net realizable value of properties under construction and completed units	(67,632)	(80,710)
Allowance for cancelled contracts	83,842	108,097

Total properties for sale	1,089,401	1,330,083

Current portion	890,460	990,286
Non-current portion	198,941	339,797

In the years ended December 31, 2018 and 2017, the change in the write-down to net realizable value of land and properties under construction and completed units is summarized as follows:

Balance at December 31, 2016	(165,511)
Reclassification to land available for sale (Note 8.1)	62,343
Additions:
Land (Note 23)	(55,247)
Property under construction and completed units (Note 23)	(32,188)
Write-offs	11,141
Balance at December 31, 2017	(179,462)
Reclassification from land available for sale (Note 8.1)	(15,937)
Reclassification to land available for sale (Note 8.1)	27,875
Additions:
Land (Note 23)	(30,550)
Property under construction and completed units (Note 23)	(8,097)
Write-offs (a)	41,567

Balance at December 31, 2018	(164,604)

(a)	The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31,2018 amounts R$223,807 (R$301,025 in 2017).

7.	Other assets

	2018	2017

Advances to suppliers	7,424	5,358
Recoverable taxes (IRRF, PIS, COFINS, among other)	23,260	33,623
Judicial deposit (Note 16.a)	106,793	83,523
Total other assets	137,477	122,504

Current portion	42,283	58,332
Non-current portion	95,194	64,172

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Non-current assets held for sale

8.1	Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the Business Plan in effect. Therefore, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to fair value less costs to sell, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2016	12,236	(8,930)	3,306
Reclassification of properties for sale (Note 6)	62,343	(62,343)	-
Additions	158,979	(47,457)	111,522
Reversal/Write-offs	(36)	-	(36)
Balance at December 31, 2017	233,522	(118,730)	114,792
Reclassification from properties for sale (Note 6)	58,795	(27,875)	30,920
Reclassification to properties for sale (Note 6)	(40,262)	15,937	(24,325)
Additions	25,349	(24,499)	850
Reversal/Write-offs (a)	(127,916)	96,267	(31,649)
Balance at December 31, 2018	149,488	(58,900)	90,588

(a)	The amount of write-offs over the period mainly refers to the sale of land in June 2018, located in the city of Salvador, Bahia, through the SPEs Manhattan Residencial 02 and Manhattan Comercial 02, for the amount of R$28,500, of which R$12,060 receivable in 24 months, and the remaining balance of R$16,440 was settled on July 24, 2018.

8.2	Non-current asset held for sale and profit or loss of discontinued operations

	2018	2017	2016

Reversal of impairment loss (i)	-	215,440	-
Portion related to payable for sale of shares (iii)	-	(107,720)	-
Transaction costs	-	(9,545)	-
Impairment loss on Tenda’s profit or loss	-	(22,780)	(610,105)
Tenda’s profit or loss for the period (ii)	-	22,780	50,401
Profit or loss of discontinued operations	-	98,175	(559,704)

(i)	The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2016).

(ii)	Amounts of assets held for sale, liabilities related to assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions, for the period ended May 04, 2017.

(iii)	Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Non-current assets held for sale --Continued

8.2	Non-current asset held for sale and profit or loss of discontinued operations --Continued

As of May 4, 2017, the Company’s Management carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A. The basis for measurement used (i) the price of R$8.13 per share, related to the transaction settled on May 4, 2017, and (ii) the weighted average price per share of the exercise of preemptive rights traded over the period between March 17 and 31, 2017, calculated at R$3.99 per share. The resulting price of R$12.12 per share indicated, at that time, a valuation of Construtora Tenda S.A. in the amount of R$754,460.

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 05/04/2017	2016	Cash flow	Period ended 05/04/2017	2016

Net operating revenue	404,737	1,052,710	Operating activities	51,959	137,055
Operating costs	(269,144)	(729,705)	Investing activities	48,663	4,997
Operating expenses, net	(104,310)	(216,973)	Financing activities	24,089	(135,291)
Depreciation and amortization	(5,723)	(12,298)
Income from equity method investments	269	(5,456)
Financial income (expenses)	101	(20,043)
Income tax and social contribution	(4,519)	(20,966)
	21,411	47,269
Non-controlling interests	(1,369)	(9,381)
Net income for the year	22,780	56,650

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees

(i)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Jointly-controlled investees:		2018	2017	2018	2018	2018	2017	2018	2017	2018	2017	2018	2017	2016

Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	20,785	886	19,899	32,393	(52)	5	13,432	25,914	(42)	4	5
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	34,784	3,631	31,153	30,616	755	4,001	15,577	15,308	269	2,000	(3,381)
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	32,367	2,954	29,413	28,143	1,270	(10,041)	14,707	14,072	635	(5,021)	1,558
Varandas Grand Park Emp. Imob. Spe Ltda.	(a)	50%	50%	53,366	28,377	24,989	19,858	2,685	(5,970)	12,495	9,929	1,450	(2,984)	(9,877)
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	31,488	8,951	22,537	116,085	(20,972)	(4,709)	11,268	58,043	(10,486)	(2,354)	8,711
FIT 13 SPE Empreendimentos Imobiliários Ltda.	-	50%	50%	21,906	2,200	19,706	20,885	5	(7)	9,853	10,442	3	(3)	-
Atins Emp. Imob.s Ltda.	-	50%	50%	24,644	6,916	17,728	18,998	(1,269)	797	8,864	9,499	(635)	398	29
Performance Gafisa General Severiano Ltda	-	50%	50%	11,709	10	11,700	11,371	204	(33)	5,850	5,686	102	(17)	(86)
Other (*)	(a)			126,816	70,472	56,343	84,738	(9,431)	(9,501)	40,449	44,966	(6,701)	(6,573)	(13,762)
Subtotal Jointly-controlled investees				357,865	124,397	233,468	363,087	(26,805)	(25,458)	132,495	193,859	(15,405)	(14,550)	(16,803)

Associates:
Alphaville Urbanismo S.A.	(d)	30%	30%	1,883,471	2,820,839	(937,369)	(141,290)	(755,032)	(764,142)	-	-	-	(186,856)	(32,490)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,146	2,680	14,466	12,555	2,235	(4,102)	7,233	6,277	1,118	(2,051)	-
Other (*)				1,150	17	1,133	1,119	14	20	1,237	5,090	2	(15)	9
Indirect jointly-controlled investees Gafisa				1,901,767	2,823,536	(921,770)	(127,616)	(752,783)	(768,224)	8,470	11,367	1,120	(188,922)	(32,481)

				2,259,632	2,947,933	(688,302)	235,471	(779,588)	(793,682)	140,965	205,226	(14,285)	(203,472)	(49,284)

Goodwill based on inventory surplus	-									-	-	-	-	-
Goodwill from remeasurement of investment in associate	(b)									161,100	273,900	-	-	-

Total investments										302,065	479,126	(14,285)	(203,472)	(49,284)
(*) Includes companies with investment balances below R$ 5,000.

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the period		Investments		Income from equity method investments
Provision for net capital deficiency (c)	2018	2017	2018	2018	2018	2017		2018	2017	2018	2017	2018	2017	2016

Reserva Das Palmeiras Incorp. SPE Ltda.	100%	100%	135	3,734	(3,598)	1,597		(5,196)	-	-	-	-	-	-
Manhattan Square Emp. Im. Res. 01 SPE Ltda	50%	50%	3,149	7,373	(4,224)	(2,481)		(1,395)	(3,214)	(2,113)	(1,240)	(872)	(1,581)	-
Manhattan Square Emp. Im. Com. 01 SPE Ltda	50%	50%	3,925	6,173	(2,247)	(1,573)		(232)	(2,267)	(1,124)	(787)	(337)	(1,131)	-
Gafisa SPE 69 Emp. Imob. Ltda.	100%	100%	-	1,013	(1,013)	(519)		(494)	(519)	-	-	-	-	-
Other (*)			634	1,852	(1,220)	(1,734)		(1,475)	(260)	(298)	(36)	11	1,321	952
Total provision for net capital deficiency (c)			7,843	20,145	(12,302)	(4,710)	-	(8,792)	(6,260)	(3,535)	(2,063)	(1,198)	(1,391)	952

Total Income from equity method investments												(15,483)	(204,863)	(48,332)

(*) Includes companies with investment balances below R$ 5,000).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

(a)	The Company recorded expense of R$791 in Income from equity method investments for the period ended December 31, 2018 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(b)	Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100 (R$273,900 in 2017), arising from the sale of control over the entity. As of December 31, 2018, the impairment test, which is performed annually based on the estimate of future economic benefit, or when circumstances indicate impairment of carrying value, identified the need for recognizing an impairment provision for loss on realization of R$112,800 (R$127,429 in 2017). The main assumptions adopted for determining the recoverable amount of the remaining investment of AUSA are detailed in this Note.

(c)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(d)	In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)	Information on significant investees

	Significant investee:			Other investees:
	Alphaville Urbanismo S.A.			Jointly-controlled investees
	2018	2017	2016	2018	2017	2016

					(Restated)	(Restated)
Cash and cash equivalents	11,282	43,478	—	33,193	49,912	—
Current assets	974,853	1,049,221	—	322,413	499,438	—
Non-current assets	908,617	1,195,723	—	35,452	34,590	—
Current liabilities	549,884	413,469	—	95,864	149,100	—
Non-current liabilities	2,255,091	1,947,452	—	28,533	34,280	—

Net revenue	68,629	108,321	716,346	67,846	(1,344)	105,955
Operating costs	(189,917)	(420,381)	(381,595)	(76,256)	(13,193)	(84,704)
Depreciation and Amortization	(13,469)	(13,733)	(10,457)	(5)	(624)	(190)
Financial income (expenses)	(366,627)	(252,114)	(257,052)	(4,787)	(7,879)	(5,195)
Income tax and social contribution	(6,388)	3,385	(16,158)	(1,938)	(203)	(3,272)
Profit (loss) from Continued Operations	(755,032)	(764,142)	(108,298)	(26,805)	(37,898)	(53,413)

(iii)	Change in investments

Balance at December 31, 2017 (restated)	479,126
Income from equity method investments (a)	(14,285)
Capital contribution (decrease)	2,415
Dividends receivable	(8,031)
Assignment of shares (b)	(28,289)
Loss on realization of investment measured at fair value (Note 9.i.b)	(112,800)
Other investments	(16,071)
Balance at December 31, 2018	302,065

(a)	The change in income from equity method investments recorded in profit or loss for the year, for the amount shown in item 9(i), substantially refers to the realization of loss on investee, which was already recognized in the Company, without effect on the consolidated statements.

(b)	In October 2018, the shares of Gafisa SPE-116, a jointly-controlled entity, were assigned to Gafisa SPE-137, which is fully controlled by the Company, in the amount of R$ 28,289.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees --Continued

The Company evaluated the recovery of the carrying value of goodwill using the “value in use” concept, applying discounted cash flow models of the cash-generating units. The process for determining the value in use involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to projections of growth, cash flow and future cash flows are based on the Company’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the economic life of the different cash-generating units, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. The evaluation of the value in use is made for a twenty-year period, consistently with economic valuation techniques and performed evaluations, and after such period, considering the perpetuity of assumptions in view of the ability to continue as going concern. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected for the period between 2019 and 2038, considering projection of launches and growth in sales, construction progress and client base of the different cash-generating units, considering the inflation adjustments to trade accounts receivable and provided services; (b) Operating costs and expenses – costs and expenses were projected in line with historical performance, as well as the historical growth of revenues; (c) discount rate at 15.30% in nominal terms,(d) calculation of perpetuity considering a growth of 3.8% p.a. equivalent to the long-term inflation estimate projected by the Brazilian Central Bank, and (e) going concern assumption, in line with the Company’s business plan. The key assumptions were based on the historical performance of business units, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

In the year ended December 31, 2018, the impairment test for goodwill performed by the Company resulted in the need of recognizing a provision for impairment loss in the amount of R$112,800, related to the goodwill remeasurement of investment in the associate AUSA (R$127,429 in 2017).

10.	Property and equipment

Type	2017	Addition	Write-off	100% depreciated items	2018
Cost
Hardware	12,139	2,990	(124)	(4,708)	10,297
Leasehold improvements and installations	9,065	29	(4,467)	(3,793)	834
Furniture and fixtures	1,188	-	-	(424)	764
Machinery and equipment	2,640	-	-	-	2,640
Sales stands	21,139	9,720	(6,773)	(7,545)	16,541
	46,171	12,739	(11,364)	(16,470)	31,076

Accumulated depreciation
Hardware	(3,701)	(3,311)	175	4,708	(2,129)
Leasehold improvements and installations	(5,470)	(498)	1,739	3,793	(436)
Furniture and fixtures	(913)	(74)	-	424	(563)
Machinery and equipment	(1,872)	(264)	-	-	(2,136)
Sales stands	(11,873)	(7,292)	5,881	7,545	(5,739)
	(23,829)	(11,439)	7,795	16,470	(11,003)

Total property and equipment	22,342	1,300	(3,569)	-	20,073

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2018 and 2017 there was no indication of impairment of property and equipment.

11.	Intangible assets

	2017				2018
	Balance	Addition	Write-down / amortization	100% amortized items	Balance

Software – Cost	79,257	6,398	(12,666)	(46,704)	26,285
Software – Depreciation	(61,569)	-	350	46,704	(14,515)
Other	592	2,008	(2,600)	-	-
Total intangible assets	18,280	8,406	(14,916)	-	11,770

Other intangible assets comprise expenditures on the acquisition and implementation of information systems and software licenses, amortized over the average term of five years (20% per year).

As of December 31, 2018, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$4,962 (R$710 in 2017), related to the Company’s software.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2018	2017

National Housing System - SFH /SFI (i)	April 2019 to July 2021	8.30% to 14.30% + TR 12.87% and 143% of CDI	528,140	733,103
Certificate of Bank Credit - CCB (ii)	January 2021 to August 2021	135% do CDI 2.5%/ 3%/ 3.70%/ 4.25%+CDI	95,607	164,082

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii)			623,747	897,185

Current			213,395	442,073
Current – reclassification for breach of covenant (iii)			72,217	39,000
Current portion			285,612	481,073
Non-current portion			338,135	416,112

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2018, the Company made payments in the total amount of R$123,039, of which R$111,168 related to principal and R$11,871 related to the interest payable. Additionally, during the year, the Company entered into three CCB transaction in the amount of R$40,000, with final maturity on August 2021.

(iii)	Of this amount, R$24,282 refer to the breach of the covenant of a CCB transaction, settled in February 2019 (Note 32(iv)), and R$47,935 refer to the reclassification of debt due to the need for re-establishment of guarantees.

Rates

·   CDI - Interbank Deposit Certificate;

·   TR - Referential Rate.

The current and non-current portions have the following maturities:

Maturity	2018	2017

2018	-	481,073
2019	285,612	287,227
2020	216,618	116,799
2021	121,517	12,086

	623,747	897,185

In line with the conditions to the commitment to the subscription of investors (Note 1), the Company renegotiated with creditors the postponement of the due date of debts in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021, on suspensive condition until the ratification of the capital increase in February 2018. The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill certain restrictive convents. The Company analyzed the debt contracts and, besides the above-described situations (item (iii)), it did not identify any impact on cross restrictive covenants.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing --Continued

The Company’s management, who signs these Financial Statements, determined that the Company assigned to third parties, in the years 2016 and 2017, real estate receivables from real estate sales.

These real estate receivables served as guarantee to certain bank financing contracts that the Company had entered into between 2012 and 2014. In view of the assignments of real estate receivables in 2016 and 2017 to third parties, the Company’s management, who signs these Financial Statements, is negotiating with the financial institution, as requested by the latter, the immediate regularization of its obligations.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2018	2017

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	152.53%	126.08%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.51 times	3.62 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	7.09 times	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	45.44%	29.54%
Total receivables(1) plus unappropriated income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.81 time	1.93 time
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	3.17 times	2.77 times

(1)	Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)	For the periods ended December 31, 2018 and 2017, the covenant limit is 100%, according to the waiver obtained from the creditor.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 11.55% as of December 31, 2018 (11.52% in 2017).

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	2018	2017	2016

Total financial expendes for the year	104,066	178,137	235,153
Capitalized financial expenses (Note 30)	(35,686)	(74,310)	(200,394)
Subtotal (Note 24)	68,380	103,827	34,759

Financial charges included in “Properties for sale”:

Opening balance	301,025	343,231	299,649
Capitalized financial expenses	35,686	74,310	200,394
Expenses recognized in profit or loss (Note 23)	(112,904)	(116,516)	(156,812)

Closing balance (Note 6)	223,807	301,025	343,231

The amount of properties for sale offered as guarantee for loans, financing and debentures is R$552,752 (R$796,800 in 2017).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final maturity	2018	2017

Ninth placement (i)	-	CDI + 3.00%	January 2021	-	49,877
Tenth placement (ii)	36,667	IPCA + 8.37%	January 2021	49,299	71,011
Eleventh placement – 1st series A (iii)	70,305	CDI + 5.25%	February 2020	69,831	86,825
Twelfth placement (iv) (a)	66,668	CDI + 3.75%	July 2020	65,714	-
Thirteenth placement (v) (b)	80,793	CDI + 3.00%	June 2022	80,822	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				265,666	207,713

Current portion				62,783	88,177
Non-current portion				202,883	119,536

(a)	On May 21, 2018, the Company approved the 12th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of R$76,000, with final maturity in July 2020. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of completion bond related to a specific venture. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3.75% p.a..

(b)	On July 3, 2018, the Company approved the 13th Private Placement of Non-convertible Debentures, with general guarantee, in sole series in the total amount of R$90,000, with final maturity in June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables. The face value of the Placement will accrue interest corresponding to the cumulative variation of Interbank Deposit (DI) plus a surcharge equivalent to 3%p.a..

In the year ended December 31, 2018, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	50,195	2,054	52,249
(ii)	18,333	9,129	27,462
(iii)	17,505	9,123	26,628
(iv)	9,332	3,737	13,069
(v)	9,207	3,533	12,740
	104,572	27,576	132,148

The current and non-current portions have the following maturities:

Maturity	2018	2017

2018	-	88,177
2019	62,783	51,530
2020	157,700	68,006
2021	43,391	-
2022	1,792	-
	265,666	207,713

In line with the conditions to the investor’s subscription commitment, the Company renegotiated with creditors the postponement of debt maturities from 2018 and 2019 to 2020 and 2021, which was ratified with the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2018	2017

Ninth placement
Total account receivable(1) plus inventory required to be below zero or 2.0 times over net debt	Debt settled	2.77 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	Debt settled	126.08%

Tenth placement
Total account receivable(1) plus inventory required to be below zero or 2.0 times over net debt less venture debt(2)	10.63 times	11.83 times
Total debt less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus noncontrolling interests	45.44%	29.54%

(1)	Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.	Obligations assumed on assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	2018	2017

Obligation CCI June/2011 - Note 5(i)	882	1,502
Obligation CCI December/2011 - Note 5(ii)	372	1,827
Obligation CCI July/2012 - Note 5(iii)	10	29
Obligation CCI November/2012 - Note 5(iv)	2,547	2,491
Obligation CCI December/2012 - Note 5(v)	3,151	3,796
Obligation CCI November/2013 - Note 5(vi)	1,877	2,850
Obligation CCI November/2014 - Note 5(vii)	1,895	3,191
Obligation CCI December/2015 - Note 5(viii)	7,797	10,523
Obligation CCI February/2016 - Note 5(ix)	9,645	11,287
Obligation CCI May/2016 - Note 5(x)	6,790	9,548
Obligation CCI August/2016 - Note 5(xi)	3,075	7,574
Obligation CCI December/2016 - Note 5(xii)	7,441	14,158
Obligation CCI March/2017 - Note 5(xiii)	11,704	15,487
Obligation FIDC	-	130
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	57,186	84,393

Current portion	25,046	31,001
Non-current potion	32,140	53,392

The current and non-current portions have the following maturities:

	Consolidated
Maturity	2018	2017

2018	-	31,001
2019	25,046	20,042
2020	12,381	14,068
2021	7,791	8,967
2022	3,092	10,315
2023 onwards	8,876	-
	57,186	84,393

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on assignment of receivables --Continued

Transaction (i) was entered into with Banco BTG Pactual S.A. at rates of 11.48% plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (ii) and (iii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios at rates that range between 11.25% and 11.50%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (iv), (v), (vi) and (vii) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados at rates that range between 10.50% and 11.48%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A.at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

15.	Other payables

	2018	2017
		(restated)
Cancelled contract payable and allowance for cancelled contracts	89,461	103,924
Warranty provision	21,940	26,070
Deferred sales taxes (PIS and COFINS)	9,622	5,446
Provision for net capital deficiency (Note 9.i.c)	3,535	2,063
Long-term suppliers(Note 20.i.d)	14,734	3,187
Forward transactions – Share Repurchase Program (Note 20.ii and 20.iii)	38,879	-
Share-based payment - Phantom Shares (Note 18.4)	4,602	4,060
Other liabilities	11,038	9,288
Total other payables	193,811	154,038

Current portion	173,951	146,943
Non-current portion	19,860	7,095

16.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government agencies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel and analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2018 and 2017, the changes in the provision are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2016	98,179	3,124	61,655	162,958
Additional provision (Note 23)	89,704	-	18,144	107,848
Payment and reversal of provision not used	(49,247)	(2,365)	(20,817)	(72,429)
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23) (i)	150,140	8	22,284	172,432
Payment and reversal of provision not used (ii)	(53,294)	(130)	(23,576)	(77,000)
Balance at December 31, 2018	235,482	637	57,690	293,809

Current portion	116,835	637	20,729	138,201
Non-current portion	118,647	-	36,961	155,608

(i)	Of this amount: (a) R$ 23,306 refer to the provision related to the lawsuit seeking damages, in view of the rescission of a contract for purchase of land, which decision was awarded in 2015; (b) R$ 23,240 refer to the provision for the fine imposed in March 2017, in view of the supposed fail to repair the common area of a venture located in Rio de Janeiro; (c) R$33,688 refer to the settlement of final and unappealable court decision awarded in April 2018, (d) R$15,000 refer to the provision related to two arbitration cases, and (e) R$26,747 refer to provision related to the lawsuit filed by condominium.

(ii)	Of this amount, R$15,000 refer to the payment in connection with two arbitration cases, and R$5,700 refer to payment of lawsuit related to construction defects of venture which initial responsibility rested with a former shareholder of the Company.

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2018, the Company and its subsidiaries have deposited in court the amount of R$106,793 (R$83,523 in 2017) (Note 7).

	2018	2017

Civil lawsuits	48,992	42,147
Tax proceedings	40,031	25,500
Labor claims	17,770	15,876
Total (Note 7)	106,793	83,523

(i)	As of December 31, 2018, the provisions related to civil lawsuits include R$21,274 (R$23,980 in 2017) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group). In addition, there is judicial deposit in the amount of R$16,361 (R$16,818 in 2017) related to such lawsuits.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained both favorable and unfavorable decisions in lawsuits related to this matter, reason why it is not possible to estimate a uniform outcome for these lawsuits. The Company also aims by filing a lawsuit against Cimob and its former and current parent companies the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$18,324 (R$3,440 in 2017).

(iii)	The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018, against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeidade Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2018, the arbitration is in initial stage, no decision being awarded yet.

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2018, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable processes and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$319,902 (R$357,089 in 2017), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for occasional losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	2018	2017

Civil lawsuits	197,142	251,402
Tax proceedings	94,541	45,240
Labor claims	28,219	60,447
	319,902	357,089

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2018, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company currently has commitments related to the rental of a commercial property where its facilities are located, at a monthly cost of R$383 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change. Additionally, in line with Note 32(i), related to the move of the Company’s registered office expected to occur up to April 2019, the monthly cost will be R$88, indexed to the IGP-M/FGV change, and the contract expires in January 2024. The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$5,347, considering the above-mentioned contract expiration, as follows.

Consolidated
Estimate of payment	2018

2019	590
2020	1,095
2021	1,139
2022	1,184
2023 onwards	1,339
5,347

17.	Payables for purchase of properties and advances from customers

	Maturity	2018	2017

Payables for purchase of properties	January 2018 to November 2022	137,170	118,201
Present value adjustment		(15,075)	(10,352)
Advances from customers
Development and sales (Note 5)		12,069	63,748
Barter transaction - Land(Note30 (i))		175,267	137,237

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		309,431	308,834

Current portion		113,355	156,457
Non-current portion		196,076	152,377

The current and non-current portions have the following maturities:

Maturity	2018	2017

2018	-	156,457
2019	113,354	67,632
2020	85,504	40,987
2021	50,954	19,553
2022	58,696	24,205
2023 onwards	923	-
	309,431	308,834

As of December 31, 2018, the amount related to contract liabilities totaled R$187,336 (R$200,985 in 2017).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity

18.1.	Capital

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, considering the subscription and contribution of 16,717,752 new common shares at a price per share of R$15.00, of which R$0.01 allocated to capital, and R$14.99 allocated to capital reserve, totaling R$167 and R$250,599, respectively.

Therefore, as of December 31, 2018, the Company's authorized and paid-in capital amounts to R$2,521,319 (R$2,521,152 in 2017), represented by 43,727,589 (28,040,162 in 2017) registered common shares, with no par value, of which 3,943,420 (938,044 in 2017) where held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without need of making amendment to it, upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million, thirty one thousand, eight hundred and seventy six) common shares.

On September 28, 2018, the Company approved the opening of the Share Repurchase Program. The acquired shares will be held in treasury, and may be cancelled, disposed of and/or used later on, up to the limit of 3,516,970 common shares. The maximum period for share acquisition will be 12 (twelve) months, beginning on October 1, 2018 and ending on October 1, 2019.

The Company transferred 17,319 share (112,203 in 2017), in the total amount of R$530 (R$3,435 in 2017) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$418 (R$818 in 2017), and disposed 59,480 shares, for which it received the total amount of R$714.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	2018	2017	2018	2017
2001	11/20/2001	44,462	38.9319	0.11%	751	910	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	3.46%	23,188	28,073	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	8.19%	54,823	66,371	115,265	115,265
2014	Transfers	(405,205)	43.3928	-1.02%	(6,848)	(8,290)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-5.15%	(34,461)	(41,720)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	2.23%	14,948	18,096	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.23%	(1,531)	(1,854)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-5.61%	(37,603)	(45,524)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.84%	5,645	6,834	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.17%	(1,163)	(1,408)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.28%	(1,896)	(2,296)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	33.36%	223,440	-	178,425	-
2018	Transfers	(17,319)	30.6022	-0.04%	(293)	-	(530)	-
2018	Cancellations	(1,030,326)	-	-2.60%	(17,412)	-	-	-
2018	Disposal	(9,168,280)	16.1463	-23.14%	(154,944)	-	(148,034)	-
		3,943,420	14.9490	9.95%	66,644	19,192	58,950	29,089

(*)	Market value calculated based on the closing share price on December 31, 2018 at R$16.90 in 2018(R$20.46 in 2017) not considering the effect of occasional volatilities.

(i)	Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 in order to guarantee the performance of lawsuits(Note 16(a)(i)).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2016 adjusted	26,779
Transfer related to the stock option plan	81
Change in shares held by the management members of the Company	112
Outstanding shares as of December 31, 2017	26,972
Subscription of shares	16,718
Transfer related to the stock option plan	17
Repurchase of shares	(13,221)
Disposal of shares	9,168
Cancellation of treasury shares	(1,030)
Change in shares held by the management members of the Company	(25)
Outstanding shares as of December 31, 2018	38,599

Weighted average shares outstanding (Note 27)	41,147

18.2.	Allocation of profit (loss) for the year

According to the Company’s Articles of Incorporation, profit for the year is allocated as follows, after deduction for any accumulated losses and provision for income taxes: (i) 5% to legal reserve, reaching up to 20% of paid-in capital, or when the legal reserve balance plus capital reserves is in excess of 30% of capital; (ii) 25% of the remaining balance to pay mandatory dividends; and (iii) amount not in excess of 71.25% to set up the Reserve for Investments, with the purpose of financing the expansion of the operations of the Company and its subsidiaries.

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2018.

In view of the accumulated losses as of December 31, 2018, the allocation of profit or loss for the year is not applicable.

Balance of accumulated losses for 2016	(861,761)
Initial adoption CPC 47-48	(133,951)
Balance of accumulated losses for 2016 (restated)	(995,712)
Capital reduction and treasury shares sold	(110,337)
Net loss for 2017	(760,240)
Balance of accumulated losses for 2017 (restated)	(1,866,289)
Net loss for 2018	(419,526)
Share repurchase program and treasury shares sold	(22,588)
Balance of accumulated losses for 2018	(2,308,403)

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2018 and 2017:

	2018	2017

Equity-settled stock option plans (i)	1,304	3,500
Phantom Shares (Note 18.4)	623	1,464
Total option grant expenses (Note 23)	1,927	4,964

(i)	In the year ended December 31, 2018, the amount of R$2,104 was reversed because the options of beneficiaries were cancelled for forfeiture.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan --Continued

(i)	Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to purchase common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2018 and 2017, including the respective weighted average exercise prices are as follows:

	2018		2017
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	841,172	16.99	957,358	28.50
Options granted	2,685,474	15.00	-	-
Options exercised (i)	(21,079)	(16.25)	(112,203)	(14.65)
Options cancelled for forfeiture (ii)	(2,252,076)	(15.00)	-	-
Options cancelled and adjustment to number due to the discontinued operations of Tenda, net	(13,934)	(0.09)	(3,983)	(21.07)
Options outstanding at the end of the year	1,239,557	15.58	841,172	16.99

(i)	In the year ended December 31, 2018, the amount received through exercised options was R$418 (R$818 in 2017).

(ii)	Options cancelled for forfeiture as the beneficiaries who would be entitled were dismissed as part of the process of turnaround and streamlining of the corporate structure of the Company (Note 1).

As of December 31, 2018, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,239,557	2.92	15.58	629,938	16.99

During the year ended December 31, 2018, the Company granted 2,685,474 options in connection with its stock option plans comprising common shares (no option grant in 2017).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan --Continued

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

In 2018, the fair value of the options granted totaled R$17,032, which was determined based on the following assumptions. In view of the cancellation of options for forfeiture of beneficiaries, the program’s fair value, considering the remaining options, is R$1,071.

2018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

(*)The volatility was determined based on regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.4.	Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2018, the amount of R$4,602 (R$4,060 in 2017), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2018 and 2017 is as follows:

	2018	2017	2016
		(restated)	(restated)
Loss before income tax and social contribution, and statutory interest	(443,027)	(881,796)	(479,055)
Income tax calculated at the applicable rate - 34%	150,629	299,811	162,879

Net effect of subsidiaries taxed by presumed profit and RET	(11,892)	(17,876)	2,035
Income from equity method investments	(5,264)	(65,810)	(19,546)
Stock option plan	(443)	(1,190)	-
Reversal of goodwill	-	(56,614)	(2,895)
Other permanent differences	(968)	(2,169)	-
Charges on payables to venture partners	211	(1,146)	(5,702)
Net effect on discontinued operations (a)	-	(25,413)	(361)
Recognized (unrecognized) tax credits	(110,522)	(106,493)	(236,490)
	21,751	23,100	(100,080)

Tax expenses - current	(3,349)	(2,832)	(10,722)
Tax income (expenses) – deferred	25,100	25,932	(89,358)

(a)	Effect attributable to discontinued operations not reflected in the profit base before taxes, however, with effect of reducing the tax base of the entity.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.	Income tax and social contribution --Continued

(ii)	Deferred income tax and social contribution

The Company recognized deferred tax assets on tax losses and income tax and social contribution carryforwards for prior years, which have no expiration, and for which offset is limited to 30% of annual taxable profit, to the extent the taxable profit is probable to be available for offsetting temporary differences, based on the assumptions and conditions established in the business model of the Company.

As of December 31, 2018 and 2017, deferred income tax and social contribution are from the following sources:

(ii)	Deferred income tax and social contribution --Continued

	2018	2017
Assets		(restated)
Provisions for legal claims	99,895	67,448
Temporary differences – Deferred PIS and COFINS	15,722	10,117
Provisions for realization of non-financial assets	264,022	255,703
Temporary differences – CPC adjustment	22,796	20,613
Other provisions	11,838	23,479
Income tax and social contribution loss carryforwards	375,007	310,933
	789,280	688,293

Unrecognized deferred tax assets of continued operations	(705,866)	(625,813)
	(705,866)	(625,813)
Liabilities
Negative goodwill	(2,069)	(2,069)
Temporary differences –CPC adjustment	(67,170)	(104,321)
Differences between income taxed on cash basis and recorded on an accrual basis	(63,547)	(30,563)
	(132,786)	(136,953)

Total net	(49,372)	(74,473)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	2018			2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,104,648	1,104,648	-	914,509	914,509	-
Deferred tax asset (25%/9%)	276,162	99,418	375,580	228,627	82,306	310,933
Recognized deferred tax asset	15,273	5,498	20,771	23,468	8,449	31,917
Unrecognized deferred tax asset	260,889	93,920	354,809	205,159	73,857	279,016

In the years ended December 31, 2018 and 2017, the effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2018 and 2017, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

In the year ended December 31, 2018, the Company settled the following derivative contract for hedge against interest rate fluctuation.

	Reais	Percentage		Validity		Gain (loss) not realized by derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	2018	2017

Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	-	404
	Total derivative financial instruments(Note 20.i.d and Note 20.ii.a)					-	404

				Current		-	404
				Non-current		-	-

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

b)	Derivative financial instruments --Continued

During the year ended December 31, 2018, the income amount of R$763 (R$818 in 2017), which refers to net proceeds of the interest swap transaction, arising from the payment in the amount of R$404 and the downward market variation of R$1,168, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing correlation between the effect of such transactions and interest rate fluctuation in the Company’s statement of financial position (Note 24).

Additionally, during the year ended December 31, 2018, in the context of the treasury share repurchase program (Note 18.1), the Company used derivative financial instruments, through forward contracts, to make transactions with shares traded in the market. The contracts entered into total R$38,879 (Note 15), adjusted by the average rate of 0.71% over an average term of 41 days.

The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary for interpreting market data to produce the estimated fair value of each transaction, which may vary upon the financial settlement of transactions.

c)	Interest rate risk

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses arising from fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from completed real estate units (Note 5), are subject to annual interest rate of 12%, appropriated on a pro rata basis.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations --Continued

d)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, appropriately mitigating liquidity risk to the Company or its subsidiaries (Notes 12 e 13).

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Period ended December 31, 2018
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	285,612	338,135	-	-	623,747
Debentures (Note 13)	62,783	202,883	-	-	265,666
Forward transactions (Note 15)	38,879	-	-	-	38,879
Obligations assumed on assignment of receivables (Note 14)	25,046	19,898	5,856	6,386	57,186
Suppliers (Note 15 and Note 20.ii.a)	119,847	14,734	-	-	134,581
Payables for purchase of properties and advance from customers (Note 17)	113,355	136,457	59,619	-	309,431
	645,522	712,107	65,475	6,386	1,429,490
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	137,160	-	-	-	137,160
Trade accounts receivable (Note 5)	467,993	168,477	5,539	-	642,009
	605,153	168,477	5,539	-	779,169

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2018 and 2017 is as follows:

	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	104,856	-

	Fair value classification
As of December 31, 2017	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-

In the years ended December 31, 2018 and 2017, there were no transfers between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments —Continued

(ii)	Fair value of financial instruments --Continued

a)	Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value for each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values, recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2018 and 2017 are as follows:

	2018		2017
	Carrying value	Fair value	Carrying value	Fair value	Classification
			(restated)
Financial assets
Cash and cash equivalents (Note 4.1)	32,304	32,304	28,527	28,527	(*)
Short-term investments (Note 4.2)	104,856	104,856	118,935	118,935	(*)
Derivative financial instruments (Note 20(i)(b))	-	-	404	404	(**)
Trade accounts receivable (Note 5)	642,009	642,009	574,203	574,203	(**)
Loans receivable (Note 21.1)	28,409	28,409	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	623,747	555,855	897,185	944,821	(**)
Debentures (Note 13)	265,666	302,126	207,713	227,655	(**)
Forward transactions – Share repurchase program (Note 15)	38,879	38,879	-	-	(**)
Suppliers	134,581	134,581	101,849	101,849	(**)
Obligations assumed on assignment of receivables (Note 14)	57,186	57,186	84,393	84,393	(**)
Payables for purchase of properties and advance from customers (Note 17)	309,431	309,431	308,834	308,834	(**)
Loans payables (Note 21.1)	15,451	15,451	10,511	10,511	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments --Continued

a)	Risk of debt acceleration

As of December 31, 2018, the Company has loans and financing, with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the perform of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

These restrictive covenants have been complied with by the Company and do not limit its ability to conduct its business as usual.

As mentioned in Note 12, in view of the breach of the covenants of a CCB issue, the non-current portions of such transaction were reclassified into short term. This transaction was settled on February 28, 2019, according to Note 32(iv).

The balance of certain bank financing contracts was also reclassified into short term, because of the assignment, in 2016 and 2017, of receivables provided in guarantee to financing contracts, as indicated in Note 12.

The Company analyzed other debt contracts and did not identify any impact on the cross restrictive covenants in relation to the aforementioned breach.

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions, and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, raise new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2018 and 2017.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments:

	2018	2017
		(restated)
Loans and financing (Note 12)	623,747	897,185
Debentures (Note 13)	265,666	207,713
( - ) Cash and cash equivalents and short-term investments (Note 4.1 and 4.2)	(137,160)	(147,462)
Net debt	752,253	957,436
Equity	493,191	715,069

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the years ended December 31, 2018 and 2017, except swap contracts, which are analyzed through their due dates, describes the risks that may incur material losses on the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2018, the Company has the following financial instruments:

a)	Short-term investments, loans and financing, and debentures linked to Interbank Deposit Certificates (CDI);

b)	Loans and financing and debentures linked to the Referential Rate (TR) and CDI, and debentures indexed to the CDI and IPCA;

c)	Accounts receivable and payables for purchase of property, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2018, the Company considered the interest rates of investments, loans and accounts receivables, the CDI rate at 6.40%, TR rate at 0%, INCC rate at 3.84%, IPCA rate at 3.75% and IGP-M rate at 7.55%. The scenarios considered were as follows:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown at December 31, 2018. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	715	1,786	3,573	(3,573)	(1,786)	(715)
Loans and financing	Increase/decrease of CDI	(1,862)	(4,654)	(9,308)	9,308	4,654	1,862
Debentures	Increase/decrease of CDI	(1,301)	(3,254)	(6,507)	6,507	3,254	1,301

Net effect of CDI variation		(2,448)	(6,122)	(12,242)	12,242	6,122	2,448

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR variation		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(178)	(445)	(890)	890	445	178

Net effect of IPCA variation		(178)	(445)	(890)	890	445	178

Accounts receivable	Increase/decrease of INCC	1,375	3,438	6,877	(6,877)	(3,438)	(1,375)
Payables for purchase of properties	Increase/decrease of INCC	(1,144)	(2,861)	(5,721)	5,721	2,861	1,144

Net effect of INCC variation		231	577	1,156	(1,156)	(577)	(231)

Accounts receivable	Increase/decrease of IGP-M	1,896	4,741	9,482	(9,482)	(4,741)	(1,896)

Net effect of IGP-M variation		1,896	4,741	9,482	(9,482)	(4,741)	(1,896)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current account	2018	2017

Assets
Current account(a):
Total SPEs	51,624	39,491
Subsidiaries	43,004	29,697
Jointly-controlled investees	8,587	9,761
Associates	33	33
Condominium and consortia (b) and thirty party’s works (c)	13,036	12,399
Loan receivable (d) (Note 20.ii.a)	28,409	22,179
Dividends receivable	-	-
	93,069	74,069

Current portion	64,660	51,890
Non-current	28,409	22,179

Liabilities
Current account (a):
Total SPEs and Tenda	(40,713)	(52,686)
Subsidiaries	(15,780)	(18,613)
Jointly-controlled investees	(16,532)	(25,471)
Associates	(8,401)	(8,602)
Loan payable(d) (Note 20.ii.a)	(15,451)	(10,511)
	(56,164)	(63,197)

Current portion	(56,164)	(63,197)
Non-current portion	-	-

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such transactions aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally granted which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums..

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The breakdown, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2019 and are tied to the cash flows of the related ventures.

	2018	2017	Nature	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,486	4,778	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	685	1,791	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	22,238	15,610	Construction	12% p.a. + IGPM
Total receivable	28,409	22,179

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	4,787	3,887	Construction	6% p.a.
Parque Árvores- Franere, Com. Const. e Imob. Ltda.	7,877	4,673	Construction	6% p.a.
Parque Águas- Franere, Com. Const. e Imob. Ltda.	2,787	1,951	Construction	6% p.a.
Total payable	15,451	10,511	Construction

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties --Continued

21.1.	Balances with related parties --Continued

In the year ended December 31, 2018 the recognized financial income from interest on loans amounted to R$4,898 (R$2,220 in 2017) (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$218,344 as of December 31, 2018 (R$317,716 in 2017).

22.	Net operating revenue

	2018	2017	2016
		(restated)	(restated)
Gross operating revenue
Real estate development, sale, barter transactions and construction services	1,006,318	647,780	1,015,071
(Recognition) Reversal of allowance for expected credit losses and cancelled contracts (Note 5)	41,827	187,284	(23,925)
Taxes on sale of real estate and services	(87,254)	(48,890)	(67,965)
Net operating revenue	960,891	786,174	923,181

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	2018	2017	2016
		(restated)	(restated)
Cost of real estate development and sale:
Construction cost	(406,156)	(428,458)	(331,424)
Land cost	(211,962)	(142,544)	(296,008)
Development cost	(28,798)	(31,130)	(42,353)
Provision for loss on realization of properties for sale (Note 6 and 8)	(63,146)	(147,332)	(160,216)
Capitalized financial charges (Note 12)	(112,904)	(116,516)	(156,812)
Maintenance / warranty	(23,203)	(40,506)	(26,997)
Total cost of real estate development and sale	(846,169)	(906,486)	(1,013,810)

Selling expenses:
Product marketing	(40,137)	(37,407)	(45,239)
Brokerage and sale commission	(29,659)	(29,652)	(28,214)
Customer Relationship Management (CRM) and corporate marketing	(14,386)	(19,815)	(20,351)
Other	(249)	(694)	(1,142)
Total selling expenses	(84,431)	(87,568)	(94,946)

General and administrative expenses:
Salaries and payroll charges	(33,921)	(33,547)	(37,558)
Employee benefits	(3,554)	(3,236)	(4,331)
Travel and utilities	(922)	(437)	(622)
Services	(14,011)	(17,125)	(10,608)
Rents and condominium fees	(5,780)	(5,567)	(8,037)
IT	(11,026)	(13,559)	(18,409)
Stock option plan (Note 18.3)	(1,927)	(4,964)	(6,821)
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	14,750	(13,375)	(18,750)
Depreciation and amortization (Notes 10 and 11)	(21,290)	(57,522)	(33,892)
Other	(698)	(903)	(1,449)
Total general and administrative expenses	(78,379)	(150,235)	(140,477)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(172,432)	(107,848)	(70,796)
Loss on realization of investment stated at fair value (Note 9)	(112,800)	(101,953)	-
Other	(13,703)	(1,749)	(8,196)
Total other income/(expenses), net	(298,935)	(211,550)	(78,992)

24.	Financial income (expenses)

	2018	2017	2016
Financial income
Income from financial investments	11,955	19,876	40,940
Derivative transactions (Note 20.i.b)	763	818	13,404
Financial income on loans (Note 21.i)	4,898	2,220	687
Other financial income	1,937	6,819	3,408
Total financial income	19,553	29,733	58,439

Financial expenses
Interest on funding, net of capitalization (Note 12)	(68,380)	(103,827)	(34,759)
Amortization of debenture cost	(4,224)	(5,016)	(3,053)
Payables to venture partners	-	(314)	(1,506)
Banking expenses	(6,919)	(16,714)	(9,687)
Offered discount and other financial expenses	(20,551)	(11,130)	(35,113)
Total financial expenses	(100,074)	(137,001)	(84,118)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

The amounts recorded in the account “general and administrative expenses” for the years ended December 31, 2018 and 2017, related to the compensation of the Company’s management members are as follows:

	Management compensation
Year ended December 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	5,5	5,0	2,8
Annual fixed compensation (in R$)
Salary / Fees	1,264	3,576	183
Direct and indirect benefits	-	151	-
Others (INSS)	253	715	37
Monthly compensation (in R$)	126	370	18
Total compensation	1,517	4,442	220
Total compensation and profit sharing	1,517	4,442	220

	Management compensation
Year ended December 31, 2017	Board of Directors	Executive Management	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,460	203
Direct and indirect benefits	-	203	-
Others (INSS)	339	692	41
Monthly compensation (in R$)	169	363	20
Total compensation	2,032	4,355	244
Profit sharing (Note 25 (iii))	-	1,625	-
Total compensation and profit sharing	2,032	5,980	244

	Management compensation
Year ended December 31, 2016	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,682	3,575	197
Direct and indirect benefits	-	345	-
Others (INSS)	297	715	39
Monthly compensation (in R$)	165	386	20
Total compensation	1,979	4,635	236
Profit sharing (Note 25 (iii))	-	2,275	-
Total compensation and profit sharing	1,979	6,910	236

There is no amount related to expenses with option grant to current management members of the Company for the year ended December 31, 2018 (R$3,317 in 2017).

The maximum aggregate compensation of the Company’s management members for the year 2018 was established at R$23,599 (R$18,739 in 2017), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2018.

On the same occasion the compensation limit of the Fiscal Council members for their next term of office that ends in the Annual Shareholders’ Meeting to be held in 2019, was set at 10% of the compensation that, on average, was allocated to each officer of the Company, excluding the benefits, representation allowances and profit sharing (R$261 in 2017).

(ii)	Sales transactions

In the years ended December 31, 2018 and December 31, 2017 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

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

In the year ended December 31, 2018, the Company recorded a reserve for profit sharing amounting to R$14,750 (expense of R$13,375 in 2017) in the account “General and Administrative Expenses" (Note 23).

	2018	2017	2016

Executive officers (Note 25.i)	-	1,625	2,275
Other employees	-	11,750	16,475
Reversal of provision	(14,750)	-	-
Total profit sharing	(14,750)	13,375	18,750

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the period.

As shown in the previous tables and paragraphs, the aggregate compensation of Management and Fiscal Council members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 27, 2018.

26.	Insurance

Gafisa S.A. and its subsidiaries maintain insurance policies against engineering risk, barter guarantee, completion bond, and civil liability related to unintentional personal damages caused to third parties and material damages to tangible assets, as well as against fire hazards, lightning strikes, electrical damages, natural disasters and gas explosion. The contracted coverage is considered sufficient by management to cover possible risks involving its assets and/or responsibilities.

The liabilities covered by insurance and the respective amounts as of December 31, 2018 are as follows:

Insurance type	Coverage – R$
Engineering risks and completion bond	700,601
Civil liability (Directors and Officers – D&O)	154,992
855,593

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earnings (loss) per share

In accordance with CPC 41, the Company is required to report basic and diluted loss per share. The comparison data of basic and diluted earnings/loss per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each reported year, respectively.

Diluted earnings per share is computed similarly to basic earnings per share except that the outstanding shares are increased to include the number of additional shares that would have been outstanding if the potential dilutive shares attributable to stock options and redeemable shares of noncontrolling interest had been issued during the respective periods, using the weighted average stock price.

The following table shows the calculation of basic and diluted earnings and loss per share. In view of the loss for the year ended December 31, 2018 and 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2018	2017	2016
Basic numerator		(restated)	(restated)
Undistributed loss from continued operations	(419,526)	(858,415)	(587,255)
Undistributed profit (loss) from discontinued operations	-	98,175	(553,455)
Undistributed profit (loss), available for the holders of common shares	(419,526)	(760,240)	(1,140,710)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,147	26,891	26,921

Basic earnings (loss) per share in Reais	(10,196)	(28,271)	(42.372)
From continued operations	(10,196)	(31,922)	(21.814)
From discontinued operations	-	3,651	(20.558)
Diluted numerator
Undistributed loss from continued operations	(419,526)	(858,415)	(587,255)
Undistributed profit (loss) from discontinued operations	-	98,175	(553,455)
Undistributed loss, available for the holders of common shares	(419,526)	(760,240)	(1,140,710)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	41,147	26,891	26,921
Stock options	572	61	95
Anti-dilution effect	(572)	(61)	(95)
Diluted weighted average number of shares	41,147	26,891	26,921

Diluted earnings (loss) per share in Reais	(10.196)	(28.271)	(42.372)
From continued operations	(10.196)	(31.922)	(21.814)
From discontinued operations	-	3.651	(20.558)

28.	Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the years ended December 31, 2018 and 2017.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2018:

Consolidated
2018

Unappropriated sales revenue of units sold	533,228
Unappropriated estimated cost of units sold	(328,199)
Unappropriated estimated cost of units in inventory	(167,942)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,389,230
Appropriated sales revenue:
Appropriated revenue	889,593
Cancelled contracts – reversed revenue	(33,591)
(b) Net appropriated sales revenue	(856,002)
Unappropriated sales revenue (a+b) (a)	533,228

(ii) Income from damages for cancelled contracts	1,335

(iii) Unappropriated sales revenue of contracts not eligible to revenue recognition	36,011

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in appropriated revenues	131,863
Adjustments in trade accounts receivable	82,847
Income from damages for cancelled contracts	(19,606)
Liabilities – reversal/return due to cancelled contracts	29,410

(v) Unappropriated estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(868,655)
Incurred cost of units:
Construction cost	(561,256)
Cancelled contracts – construction costs	20,800
(b) Net incurred cost	(540,456)
Cost to be incurred of units sold (a+b) (b)	(328,199)

(iii) Unappropriated estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(571,674)
Incurred cost of units (Note 6)	403,732
Unappropriated estimated cost	(167,942)

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for actual cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2018, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 25.1% (18.0% in 2017).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	2012	2018	2017	2016

Capital contribution (reduction)		(2,215)	(12,360)	99,347
Capitalized financial charges (Note 12)		(35,686)	(74,310)	(200,394)
Physical barter – Land (Note 17)		38,030	(14,648)	(28,049)
		129	(101,318)	(129,096)

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2018

Loans, financing and debentures (Notes 12 and 13)	(1,104,897)	(315,231)	13,620	528,252	(11,156)	-	(889,412)
Loans (Note 21.1)	11,668	-	-	(2,169)	3,459	-	12,958
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)				-	(250,599)
	(3,614,381)	(565,997)	13,620	526,083	(7,697)	-	(3,648,372)

31.	Communication with regulatory bodies

On June 14, 2012, the Company received a subpoena from the Securities Exchange Commission’s Division of Enforcement related to the Home Builders listed at SEC, Foreign Private Issuers (FPI). The subpoena requests that the Company provide all documents from January 1, 2010 to July 10, 2012, the Company’s reply date related to the preparation of its financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee’s and operations committee’s meeting minutes, monthly closing reports and any documents relating to possible financial or accounting irregularities or improprieties, and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. Until the publication of these financial statements, SEC has not issued any opinion.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Subsequent events

(i)	Change of registered office

The Company disclosed a Notice to the Market on January 8, 2019, informing about the signature of a rental contract of a property where the new registered office of the Company will be located, in Condomínio São Luiz, at Av. Pres. Juscelino Kubitschek, 1830, conjunto comercial, nº 32, 3º andar, Bloco 2, Itaim Bibi, in the city of São Paulo, state of São Paulo.

(ii)	Cancellation of treasury shares

In the meeting of the Board of Directors held on January 22, 2019, the cancellation of 370,000 shares was approved, acquired in the scope of the Repurchase Program approved on September 28, 2018 (“Repurchase Program”), without reduction in capital, which is represented by 43,357,589 registered book-entry common shares, with no par value.

(iii)	Change in shareholding

As mentioned in Note 1, on February 14, 2019, 14,600,000 shares held by the group of its majority shareholder, GWI Asset Management S.A., corresponding to 33.67% stake in the Company were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, became the holder of 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

In the meeting of the Board of Directors held on February 17, 2019, Augusto Marques da Cruz Filho and Oscal Segall were appointed to occupy two vacant positions for a term of office that expires in the following Annual Shareholders’ Meeting. Immediately thereafter, the resignation of Messrs. Mu Hak You and Thiago Hi Joon You as Board members was recorded, the Board of Directors remaining with five effective members.

On February 20, 2019, the Company disclosed a Material Fact informing that the GWI Group, to which GWI Asset Management S.A. belongs, started to hold, in aggregate, a total of 2,199,300 common shares, equivalent to 4.89% of the common shares issued by the Company.

In the meeting of the Board of Directors held on March 13, 2019, in view of the confirmation, by the GWI Group, that it did not formulate, under the terms of the Company’s Articles of Incorporation, a tender offer (“OPA”) by reaching significant shareholding on January 22, 2019, an unanimous resolution was taken to call an Extraordinary Shareholders’ Meeting of the Company to take resolution about the suspension of the GWI Group’s shareholder rights, under the terms of art. 52 of the Company’s Articles of Incorporation. In view of the imminent call of annual and extraordinary shareholders’ meetings of the Company, it was decided that such theme will be included in such meetings. On March 15, 2019, the Board of Directors took the resolution to call the Extraordinary Shareholders’ Meeting to be held on April 15, 2019 (item vi), so that this item is included in such ESM agenda.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Subsequent events --Continued

(iii)	Change in shareholding --Continued

On March 15, 2019, Messrs. Thomas Reichenheim and Roberto Portella were elected to the remaining positions in the Company’s Board of Directors, whose terms of office will expire in the following Shareholders’ Meeting.

The Board of Directors is thus currently composed of seven members.

(iv)	Settlement of CCB

As mentioned in Note 12, on February 28, 2019, the Company settled the CCB transaction that exceeded the provision set in a restrictive covenant in the total amount of R$24,301.

(v)	Polo Capital Securitizadora

On February 5, 2019, Polo Capital Securitizadora disclosed a material fact informing that the Company started from January 2019 to issue payment slips aiming to receive amounts arising from contracts for assignment of real estate receivables, entered into between the parties. Immediately thereafter, the Company disclosed a notice to shareholders informing that (i) the theme was being disputed at the appropriate level, including in court; (ii) the Polo Group and Gafisa, together with a construction company, partnered to build a venture in Rio de Janeiro, for which the other partners did not make the necessary contribution of funds, equivalent to each ownership interest, totaling the amount receivable by Gafisa of R$22,238 (Note 21.1), which is currently in dispute in an arbitration process. Additionally, the Company informs that these matters are being disputed in court and arbitration process.

(vi)	Extraordinary Shareholders’ Meeting

On March 15, 2019, the Company received a letter signed by Planner Corretora de Valores S.A. and Planner Redwood Asset Management Admnistração de Recursos Ltda. (collectively referred to as “Planner”), in the capacity of administrators of investment funds that hold, in aggregate, 18.45% stake in Gafisa’s capital, requiring the Company’s Board of Directors to call the Extraordinary Shareholders’ Meeting (ESM), in order to change the administrative structure of Gafisa.

The ESM occurred on April 15, 2019, at 9 a.m. at the Company’s registered office.

(vii)	Capital increase

On June 24, 2019, the Board of Directors ratified the capital increase approved at the Board of Directors’ Meeting held on April 15, 2019, considering the subscription and contribution of 26,273,962 new common shares, of which 12,170,035 new common shares at a price per share of R$5.12, and 14,103,927 new common shares at a price per share of R$4.96, totaling R$62,311 and R$69,955, respectively.

On October 23, 2019, the Board of Directors ratified the capital increase approved at the Board of Directors’ Meeting held on August 15, 2019, considering the subscription and contribution of 48,968,124 new common shares, of which 45,554,148 new common shares at a price per share of R$5.58, and 3,413,976 new common shares at a price per share of R$5.42, totaling R$254,195 and R$18,504, respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Subsequent events --Continued

(viii)	Gafisa’s divestment in AUSA

On October 21, 2019, the Company disclosed a Material Fact informing our shareholders and the market in general that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, aiming at setting forth the terms and conditions to put into effect our divestment in Alphaville. Currently, we hold 21.20% of Alphaville’s shares. This decrease from our previous 30% stake is a result of a capital increase in Alphaville performed by affiliates of PEAE. This transaction totals the amount of R$100 million, to be paid by means of credit offset and delivery of assets. The close of the deal depends upon compliance with usual condition precedents, including a corporate restructuring of certain assets of Alphaville, the obtainment of third parties’ consent and corporate approvals. The referred transaction is in line with portfolio optimization and improvement of the Company’s capital allocation, aiming at creating value for our shareholders.

***

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016

(a)	Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

(i)	Revenue recognition

Under both Brazilian GAAP and US GAAP, the Company should apply the following steps for revenue recognition: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to the performance obligations in the contract; 5) recognize revenue when the Company satisfies a performance obligation.

Under Brazilian GAAP, real estate development sales revenues, costs and related expenses are recognized based on the transfer of control, which is performed over time, according to the satisfaction or not of the contractual performance obligations. Revenue is recognized using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to each real estate development. Under the percentage-of-completion method of accounting, revenues for work completed are recognized prior to receipt of actual cash proceeds or vice-versa. Revenues start to be recognized under the percentage-of-completion when the Company is no longer able to cancel the launched project, after the sales period established by law.

Under USGAAP, the Company follows the guidance of ASC 606-10-25-30 (ASU 2014-09 – Revenue from contracts with customers (Topic 606)) to recognize the sale of individual units upon delivery of keys for each real estate unit, as an indicator of the transfer of the control, to depict the transfer of promised real estate units to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those real estate units. Revenues start to be recognized when the Company satisfies a performance obligation at a point in time by transferring the real estate units to customers, which occurs when the customer obtains control of it. The amount of recognized revenue is the transaction price that is allocated to that performance obligation.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. As a transition method, the Company has recognized the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings as of January 01, 2017 to all contracts at the date of initial adoption (Notes 3.1 and 33 (c)(i).

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016--Continued

(a)	Description of the GAAP differences--Continued

(i)	Revenue recognition--Continued

(a)	Allowance for credit losses

Under Brazilian GAAP, expected losses are measured using one of the following bases: 12-month expected credit losses, and full lifetime expected credit losses, and the Company carries out the measurement of the allowance regarding the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

Under USGAAP, ASU 2016-13: Financial Instruments—Credit Losses (Topic 326) related to the allowance for credit losses is effective for fiscal years beginning after December 15, 2019. Therefore, for USGAAP purposes, the Company has derecognized its allowance for expected credit losses.

(ii)	Business combinations

Until December 31, 2008, under Brazilian GAAP, goodwill arose from the difference between the amount paid and the Brazilian GAAP book value (normally also the tax basis) of the net assets acquired. This goodwill was normally attributed to the difference between the book value and the market value of assets acquired or justified based on expectation of future profitability and was amortized over the remaining useful lives of the assets or up to ten years. Effective January 1, 2009, goodwill is no longer amortized under Brazilian GAAP as is the case in US GAAP. Negative goodwill arises under Brazilian GAAP when the fair value of assets acquired and liabilities assumed exceeds the purchase consideration; negative goodwill is not generally amortized but is registered as a gain in profit and loss. For US GAAP purposes, when a business combination process generates negative goodwill, this amount is recognized as a bargain purchase gain. Additionally, investments in affiliates, including the corresponding goodwill on the acquisition of such affiliates are tested, at least, annually for impairment.

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016--Continued

(a)	Description of the GAAP differences--Continued

(ii)	Business Combination--Continued

Tenda	acquisition transaction

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

On December 31, 2009, the shareholders of Gafisa and Tenda approved the merger by Gafisa of total outstanding shares issued by Tenda. Because of the merger, Tenda became a wholly-owned subsidiary of Gafisa on that date.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016--Continued

(a)	Description of the GAAP differences--Continued

(iii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 33(d)(i)). The reclassifications are summarized as follows:

·	Under Brazilian GAAP, restricted cash is presented as short-term investment in the balance sheet (Note 4.2(d)). For US GAAP purposes, restricted cash is presented separately outside of short-term investment.

·	Under Brazilian GAAP, the assets and liabilities included within a disposal group classified as held for sale, must be presented separately in a single line only for the current year. For US GAAP purposes, according to ASU 2014-08, an entity is required to present, for each comparative period, the assets and liabilities of a disposal group that includes an asset classified as held for sale separately in the asset and liabilities sections.

·	Under Brazilian GAAP, when the Company is in breach of a covenant, the waiver must be in place before the balance sheet date in order for the debt to be classified as a non-current liability. Under US GAAP even if the waiver is obtained after the balance sheet date, but before the issuance of the financial statements, the debt will still be classified as a non-current liability.

(iv)	Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 33(d)(ii)). The reclassifications are summarized as follows:

·	Under Brazilian GAAP accounts receivable present value adjustment and monetary variation are recorded in the operating revenue. For US GAAP purpose the realization of accounts receivable present value adjustment and monetary variation are classified in the financial income/expense.

·	The net income differences between Brazilian GAAP and US GAAP (Note 33(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016--Continued

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

Deferred tax assets are recognized to the extent supported by reversing taxable temporary differences under both Brazilian GAAP and US GAAP for our most significant tax-paying components. Furthermore, for US GAAP purposes, deferred income tax results are allocated between the pretax loss from operations and the gain on discontinued operations. The differences in the amount of deferred tax asset considered realizable for the respective years are an expense of R$19,930 in 2018 and a reversal of R$ 12,519 and R$134,010 in 2017 and 2016, respectively. Additionally, there is no tax benefit associated with share-based payments due to the valuation allowance position.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note	2018	2017	2016
			(restated)	(restated)
Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		(419,526)	(760,240)	(1,140,710)
Revenue recognition - net operating revenue	33(a)(i)	(166,968)	297,324	901,177
Revenue recognition - operating costs	33(a)(i)	135,937	(182,367)	(479,592)
Revenue recognition – allowance for expected credit losses	33(a)(i)	(2,243)	(754)	4,816
Non-controlling interests on adjustments above	33(a)(i)	-	-	(343)
Equity pick-up	33(a)(i)	1,637	27,946	(7,075)
Present value adjustment on revenue recognition adjustments above and other		(48)	244	4,969
Deferred tax on adjustments above, net of valuation allowance	33(a)(v)	(1,407)	(3,986)	(134,010)
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	33(a)(v)	-	-	283,132
Discontinued operation adjustments	33(b)(i)(b)	-	-	53,519

Net income (loss) attributable to shareholders of Gafisa under US GAAP		(452,618)	(621,833)	(514,117)

Net income attributable to the non-controlling interests under US GAAP		(1,750)	(281)	2,214

Net income (loss) under US GAAP		(454,368)	(622,114)	(511,903)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		41,147	26,891	26,921
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	33(d)(iv)	(11.0426)	(23.1347)	(19.0150)
Diluted	33(d)(iv)	(11.0426)	(23.1347)	(19.0150)

(a)	Net income (loss) from continuing operations

	Note	2018	2017	2016
			(restated)	(restated)
Net income (loss) under Brazilian GAAP from continuing operations.		(421,276)	(858,696)	(579,135)
Revenue recognition - net operating revenue	33(a)(i)	(166,968)	297,324	901,177
Revenue recognition - operating costs	33(a)(i)	135,937	(182,367)	(479,592)
Revenue recognition – allowance for expected credit losses	33(a)(i)	(2,243)	(754)	4,816
Equity pick-up	33(a)(i)	1,637	27,946	(7,075)
Present value adjustment on revenue recognition adjustments above and other		(48)	244	4,969
Deferred tax on adjustments above, net of valuation allowance	33(a)(v)	(1,407)	29,394	(134,010)
Reversal of valuation allowance in US GAAP to offset 2016 recognition in BRGAAP	33(a)(v)	-	-	283,132

Net income (loss) under US GAAP from continuing operations		(454,368)	(686,909)	(5,718)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		41,147	26,891	26,921
Earnings (loss) per share from continuing operations
Basic	33(d)(iv)	(11.0426)	(25.5442)	(0.2124)
Diluted	33(d)(iv)	(11.0426)	(25.5442)	(0.2124)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(i)	Net income (loss)--Continued

(b)	Net income (loss) from discontinued operations

	Note	2018	2017	2016

Net income (loss) under Brazilian GAAP from discontinued operations.		-	98,175	(559,704)
Revenue recognition - net operating revenue	33(a)(i)	-	85,460	(5,874)
Revenue recognition - operating costs	33(a)(i)	-	(60,367)	(9,713)
Equity pick-up	33(a)(i)	-	(741)	2,042
Present value adjustment on revenue recognition adjustments above and other		-	971	463
Deferred tax on adjustments above, net of valuation allowance	33(a)(v)	-	(33,815)	(147)
Impairment loss remeasurement	33(d)(iv)	-	(24,888)	66,748
Discontinued operation adjustments	33(b)(i)	-	(33,380)	53,519

Net income (loss) under US GAAP from discontinued operations		-	64,796	(506,185)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		-	26,891	26,921
Earnings (loss) per share from discontinued operations
Basic	33(d)(iv)	-	2.4096	(18.8026)
Diluted	33(d)(iv)	-	2.4041	(18.8026)

(ii)	Equity

	Note	2018	2017	2016
			(restated)	(restated)
Equity under Brazilian GAAP		491,317	711,222	1,794,374
Revenue recognition - net operating revenue	33(a)(i)	(1,097,861)	(914,334)	(1,183,708)
Revenue recognition - operating costs	33(a)(i)	847,643	696,072	871,585
Revenue recognition – allowance for expected credit losses	33(a)(i)	1,820	4,063	4,816
US GAAP adjustment equity accounted investees	33(a)(i)	(8,014)	(10,533)	(59,819)
Deferred tax on adjustments above, net of valuation allowance	33(a)(v)	3,639	5,048	9,035

Equity attributable to shareholders of Gafisa under US GAAP		238,544	491,538	1,436,283

Equity attributable to non-controlling interests under US GAAP		1,874	3,847	1,710

Equity under US GAAP		240,418	495,385	1,437,993

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016-- Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)	Equity--Continued

Condensed changes in total equity under US GAAP	2018	2017	2016
		(Restated)	(Restated)
At beginning of the year	495,385	1,437,993	1,955,926
Changes in equity, BRGAAP	(52,449)	818	(8,684)
Capital reduction (Tenda spin-off)	-	(327,230)	-
Stock options	1,304	3,500	5,114
Net profit (loss) attributable to Gafisa	(452,618)	(621,833)	(514,117)
Capital increase	250,766	-	-
Non-controlling interests	(1,973)	2,137	(234)
Other	3	-	(12)
At end of the year	240,418	495,385	1,437,993

Condensed equity under US GAAP	2018	2017	2016
		(Restated)	(Restated)
Equity
Common shares, comprising 39,784,169 shares outstanding (2017 – 27,102,118; 2016 – 26,989,913)	2,521,319	2,521,152	2,740,662
Treasury shares	(58,950)	(29,089)	(32,524)
Accumulated reserve (losses)	(2,223,825)	(2,000,525)	(1,271,855)

Total equity attributable to shareholders of Gafisa	238,544	491,538	1,436,283

Equity attributable to non-controlling interests	1,874	3,847	1,710

Total equity	240,418	495,385	1,437,993

(c)	Recent US GAAP accounting pronouncements

(i)	Recently adopted US GAAP accounting standards

The adoption of the following Updates is neither applicable nor had a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

The following Updates related to Topic 606 were adopted, as it follows:

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

Based on the assessments undertaken, the adoption of the requirements above, has changed the revenue recognition, from over the time (PoC method) to a point in time, upon delivery of keys for each real estate unit. ASUs Topic 606 are effective for annual reporting periods beginning after December 15, 2017. As a transition method, the Company applied the full retrospective method and has recognized the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings as of January 01, 2016 to all contracts at the date of initial application. The effects of this adoption are demonstrated as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

Statement of financial position	Originally reported balances as of 12/31/2017	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2017	Originally reported balances as of 12/31/2016	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2016
Assets
Trade accounts receivable of development and services	336,674	(194,805)	141,869	446,612	(427,207)	19,405
Properties for sale	1,102,487	614,146	1,716,633	1,489,232	810,483	2,299,715
Other current assets	366,948	5,780	372,728	1,625,495	7,415	1,632,910
Total current assets	1,806,109	425,121	2,231,230	3,561,339	390,691	3,952,030
Total non-current assets	1,079,615	(117,649)	961,966	1,644,975	(127,762)	1,517,213
Total Assets	2,885,724	307,472	3,193,196	5,206,314	262,929	5,469,243

Liabilities
Total current liabilities	1,319,623	473,141	1,792,764	2,426,577	535,585	2,962,162
Total non-current liabilities	905,046	1	905,047	1,069,084	4	1,069,088
Total equity	661,055	(165,670)	495,385	1,710,653	(272,660)	1,437,993
Total liabilities and equity	2,885,724	307,472	3,193,196	5,206,314	262,929	5,469,243

Statement of profit or loss	Originally reported balances as of 12/31/2017	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2017	Originally reported balances as of 12/31/2016	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 12/31/2016
Net operating revenue	750,616	352,596	1,103,212	854,572	1,025,992	1,880,564
Operating costs	(916,211)	(193,111)	(1,109,322)	(985,789)	(559,005)	(1,544,794)
Operating (expenses) / income	(449,353)	-	(449,353)	(316,182)	6,739	(309,443)
Financial income (expense)	(105,091)	(1,932)	(107,023)	(14,609)	(11,070)	(25,679)
Income tax and social contribution	56,075	(3,582)	52,493	45,492	3,549	49,041
Income from equity method investments	(130,165)	(46,752)	(176,917)	(63,616)	8,209	(55,407)
Profit from (loss on) continued operations	(794,129)	107,219	(686,910)	(480,132)	474,414	(5,718)
Profit from discontinued operations	64,796	-	64,796	(506,185)	-	(506,185)
Non-controlling interests	2,732	(3,013)	(281)	(1,161)	3,375	2,214
Net profit (loss) for the year	(732,065)	110,232	(621,833)	(985,156)	471,039	(514,117)

Reconciliation of the opening statement of financial position as of January 1, 2016:

Statement of financial position	Originally reported balances	Impact from applying ASUs Topic 606	Balances after applying ASUs Topic 606 as of 01/01/2016
Assets
Total current assets	4,876,159	641,343	5,517,502
Total non-current assets	1,812,689	(278,525)	1,534,164
Total Assets	6,688,848	362,818	7,051,666

Liabilities
Total current liabilities	2,486,947	292,899	2,779,846
Total non-current liabilities	1,497,019	818,875	2,315,894
Total equity	2,704,882	(748,956)	1,955,926
Total liabilities and equity	6,688,848	362,818	7,051,666

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

In March 2017, the FASB issued ASU 2017-07: Compensation—Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The amendments in this Update require that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The amendments in this Update also allow only the service cost component to be eligible for capitalization when applicable (for example, as a cost of internally manufactured inventory or a self-constructed asset). The amendments in this Update are effective for

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

annual periods beginning after December 15, 2017. The adoption of ASU 2017-07 is not applicable to our consolidated financial statements.

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

(ii)	Recently issued US GAAP accounting standards

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

In June 2018, the FASB issued ASU 2018-07: Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The amendments in this update expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments in this Update are effective for fiscal years beginning after December 15, 2018. Early application is permitted.

In August 2018, the FASB issued ASU 2018-13: Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The amendments in this Update are effective for fiscal years beginning after December 15, 2019. Early application is permitted.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2018	2017	2016
Assets		(Restated)	(Restated)
Current assets
Cash and cash equivalents	32,304	28,527	29,534
Short-term investments	97,895	108,502	212,066
Restricted short-term investments	6,961	10,433	11,580
Trade accounts receivable, net	83,433	141,869	19,405
Properties for sale	1,790,103	1,716,633	2,299,715
Prepaid expenses	2,668	5,779	3,007
Other	198,284	219,487	117,426
Assets held from sale (Note 33(d)(iv)	-	-	1,259,297
	2,211,648	2,231,230	3,952,030
Non-current assets
Investments in associates	308,833	447,252	741,123
Property and equipment, net	20,073	22,342	23,977
Intangibles assets	11,770	18,280	28,228
Trade accounts receivable, net	32,301	47,944	37,434
Properties for sale	198,941	339,797	592,975
Other	123,602	86,351	93,476
	695,520	961,966	1,517,213

Total assets	2,907,168	3,193,196	5,469,243

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i)	Condensed consolidated balance sheets under US GAAP--Continued

	2018	2017	2016
Liabilities		(Restated)	(Restated)
Current liabilities
Loans and financing	285,612	481,073	604,795
Debentures	62,783	88,177	314,139
Payables for purchase of properties	101,285	92,709	170,364
Payables for goods and services suppliers	119,847	98,662	79,120
Taxes and labor contributions	31,566	20,102	7,114
Advances from customers	680,398	653,859	775,202
Obligations assumed on the assignment of receivables	25,046	31,001	34,698
Other	366,140	327,180	253,796
Liabilities directly associated with assets held for sale (Note 33(d)(iv)	-	-	722,934
	1,672,677	1,792,763	2,962,162
Non-current liabilities
Loans and financing	338,135	416,112	581,505
Debentures	202,883	119,536	137,129
Deferred tax liabilities and social contribution	49,372	74,473	100,407
Payables for purchase of properties	196,076	152,377	90,309
Obligations assumed on the assignment of receivables	32,140	53,392	64,332
Payables to venture partners	-	-	1,140
Provisions for legal claims	155,608	82,063	83,904
Other	19,859	7,095	10,362
	994,073	905,048	1,069,088

Equity attributable to shareholders of Gafisa	238,544	491,538	1,436,283
Equity attributable to non-controlling interest	1,874	3,847	1,710

Total equity	240,418	495,385	1,437,993

Total liabilities and equity	2,907,168	3,193,196	5,469,243

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2018	2017	2016
Gross operating revenue		(Restated)	(Restated)
Real estate development and sales of properties	897,846	1,166,802	1,981,892
Taxes on services and revenues	(79,782)	(63,590)	(101,328)

Net operating revenue	818,064	1,103,212	1,880,564
Operating costs	(736,614)	(1,109,322)	(1,544,794)

Gross (loss) profit	81,450	(6,110)	335,770

Operating income (expenses)
Selling general and administrative expenses	(141,520)	(180,281)	(201,531)
Other	(320,226)	(269,072)	(107,912)
Income (loss) before financial income and expenses and income tax and social contribution	(380,296)	(455,463)	26,327

Financial income	19,553	29,733	58,439
Financial expenses	(100,121)	(136,756)	(84,118)
Income (loss) before income tax and social contribution	(460,864)	(562,486)	648

Current tax, including social contribution	(3,349)	(2,832)	(10,722)
Deferred tax, including social contribution	23,692	55,325	59,763
Total income tax and social contribution	20,343	52,493	49,041

Income (loss) before equity in results and
non-controlling interests	(440,521)	(509,993)	49,689
Income from equity method investments	(13,847)	(176,917)	(55,407)

Net loss for the year for continuing operations	(454,368)	(686,910)	(5,718)

Net income (loss) for the year for discontinued operations	-	64,796	(506,185)

Net loss for the year	(454,368)	(622,114)	(511,903)

Net income (loss) attributable to the non-controlling interests	(1,750)	(281)	2,214
Net loss attributable to shareholders of Gafisa	(452,618)	(621,833)	(514,117)

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2018	2017	2016
		(Restated)	(Restated)
Net loss for the year	(454,368)	(622,114)	(511,903)

Total comprehensive loss, net of taxes	(454,368)	(622,114)	(511,903)

Attributable to:
Non-controlling interests	(1,750)	(281)	2,214
Shareholders of Gafisa	(452,618)	(621,833)	(514,117)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

The assets and liabilities of the group of assets held for sale are presented separately in the consolidated financial statements. The net income (loss) of discontinued operations is presented as a single amount in the statement of operations, contemplating the total after-tax profit or loss of such operations less any impairment-related loss, as demonstrated below:

	2017	2016

Impairment loss (i)	-	(543,357)
Disposal group held for sale (ii)	-	1,802,654
Total disposal group held for sale	-	1,259,297

Liabilities directly associated with assets held for sale (ii)	-	722,516

Reversal of impairment loss (i)	215,440	-
Portion related to payable for sale of shares (ii)	(107,720)	-
Impairment loss	(47,666)	(543,357)
Tenda’s net income for the period ended May 04, 2017 (iii)	47,666	37,172
Transaction costs	(9,545)	-
Deferred tax on adjustments above, net of valuation allowance	(33,379)	-
Net income (loss) of discontinued operations	64,796	(506,185)

(i)	The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 04, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12 (R$8.13 per share as of December 31, 2017).

(ii)	Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 04, 2017, reflected in the profit or loss of discontinued operation, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

(iii)	The amounts of the disposal group held for sale, liabilities directly associated with assets held for sale, and profit or loss of discontinued operations, net of the eliminations related to intercompany transactions.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale--Continued

For purposes of compliance with paragraph 50-5B of ASC 205-20 Presentation of financial information – Discontinued Operations, the Company shows below the main classes of assets and liabilities classified as held for sale of the former subsidiary Tenda under USGAAP as of December 31, 2016 after eliminations of consolidation items, demonstrated as follows:

Assets	2016
Current assets
Cash and cash equivalents	28,414
Short-term investments	195,073
Trade accounts receivable	20,032
Properties for sale	720,543
Land for sale	75,227
Other current assets	104,931
Total current assets	1,144,220
Non-current
Trade accounts receivable	176,673
Properties for sale	211,711
Other non-current assets	85,175
Investments	82,126
Property and equity and intangible assets	102,749
Total non-current assets	658,434

Total assets	1,802,654

Liabilities
Current liabilities
Loans, financing and debentures	41,333
Payables for purchase of properties and advance from customers	166,907
Other payables	162,000
Total current liabilities	370,240
Non-current liabilities
Loans, financing and debentures	93,661
Payables for purchase of properties and advance from customers	104,343
Provisions for legal claims	44,951
Other payables	109,321
Total non-current liabilities	352,276

Total liabilities	722,516

The main lines of the statement of operations of the subsidiary Tenda are as follows:

Statement of operations	Period ended May 04, 2017	2016

Net operating revenue	496,004	1,049,083
Operating costs	(329,511)	(739,418)
Operating expenses, net	(105,652)	(216,973)
Depreciation and amortization	(4,381)	(12,298)
Financial income (expenses)	(4,736)	(28,419)
Income tax and social contribution	(4,954)	(21,113)
Income from equity method investments	237	(3,414)
Non-controlling interests	(659)	(9,724)
Net income (loss) for the year	47,666	37,172

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2018	2017	2016
		(Restated)	(Restated)
Basic numerator
Declared dividends	-	-	-
U.S. GAAP undistributed profit (loss)	(452,618)	(621,833)	(514,117)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(452,618)	(621,833)	(514,117)

Basic denominator (in thousands of shares)
Weighted-average number of shares	41,147	26,891	26,921
Basic earnings (loss) per share – U.S. GAAP - R$	(11.0000)	(23.1242)	(19.0972)

	2018	2017	2016
		(Restated)	(Restated)
Diluted numerator
Dividends proposed	-	-	-
U.S. GAAP undistributed profit (loss)	(452,618)	(621,833)	(514,117)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(452,618)	(621,833)	(514,117)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	41,147	26,891	26,921
Stock options	572	61	95
Antidilutive effect	(572)	(61)	(95)

Diluted weighted-average number of shares	41,147	26,891	26,921

Diluted earnings (loss) per share – U.S. GAAP - R$	(11.0000)	(23.1242)	(19.0972)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)	Additional information – income taxes

Change	in the valuation allowance for net operating losses and temporary differences was as follows:

	2018	2017	2016
		(Restated)	(Restated)
Opening balance at January 1	(660,645)	(517,413)	(457,848)
(-) Discontinued operation valuation allowance at January 1	-	-	280,715
Benefit of the utilization of operating loss carryforwards			-
Change in valuation allowance	(98,078)	(143,232)	(340,280)
Closing balance at December 31	(758,723)	(660,645)	(517,413)

The Company reduces its deferred tax asset with a valuation allowance such that the amount of the net deferred tax asset is the amount that is more likely than not to be realized. During the year 2018, movements in the valuation allowance amounted to a net increase of R$98,078 and there was no utilization of operating loss carryforwards.

During the year 2017, movements in the valuation allowance amounted to a net increase of R$143,232 and there was no utilization of operating loss carryforwards.

During the year 2016, movements in the valuation allowance amounted to a net increase of R$340,280 and there was no utilization of operating loss carryforwards. Of this amount, R$207,436 is related to the valuation allowance on the provision for impairment loss of discontinued operations.

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

As of December 31, 2018, 2017 and 2016, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

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

Statement of Cash flow	2018	2017	2016

Operating activities	31,450	206,865	269,666
Investing activities	(3,061)	320,737	162,455
Financing activities	(24,612)	(528,609)	(456,813)

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

33.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2018, 2017 and 2016- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(x)	Information on significant investees

	Significant investee:			Other investees:
	Alphaville Urbanismo S.A.			Jointly-controlled investees
	2018	2017	2016	2018	2017	2016
					(Restated)	(Restated)

Current assets	1,139,892	1,553,080		357,487	522,502
Non-current assets	879,812	474,363		35,452	3,459
Current liabilities	813,567	856,531		142,151	41,246
Non-current liabilities	2,255,091	1,921,989		28,533	3,428

Net revenue	202,502	512,229	634,399	58,262	153,762	85,752
Operating costs	(223,083)	(507,022)	(363,355)	(61,384)	(115,967)	(66,408)
Gross profit	(20,581)	5,207	271,044	(3,122)	37,794	19,344
Profit (loss) from Continued Operations	(665,651)	(470,594)	(136,859)	(21,326)	10,438	(55,117)
Net income (loss)	(665,651)	(470,594)	(136,859)	(21,326)	10,438	(55,117)
Net income (loss) attributable to the entity	(657,560)	(464,758)	(148,491)	(21,326)	10,438	(55,117)

***