Form 20-F
period 2019-12-31
Gafisa S.A.
filed 2020-06-23
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to                       .

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor
04543-900 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Ian Andrade – Chief Financial Officer and Investor Relations Officer
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

The number of outstanding shares as of December 31, 2019 was:

Title of Class	Number of Shares Outstanding
Common Stock	120,000,000*

*Includes 2,981,052 common shares that are held in treasury.

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

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether an internal control over financial reporting auditor attestation is included in the filing:

Yes ☒ No ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this annual report:

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

Yes ☐    No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☐    No ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our audited financial statements were prepared in accordance with Brazilian GAAP and are presented in thousands of reais, which are based on:

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

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2019, the results of operations of Construtora Tenda S.A., or “Tenda,” have been presented as discontinued operations under Brazilian GAAP in the Company’s 2018, 2017, 2016 and 2015 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results, including as a result of any impact from the COVID-19 pandemic. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

·	changes in overall economic conditions, including employment levels, population growth and consumer confidence;

·	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

·	demographic factors and available income;

·	any impacts from the COVID-19 pandemic;

·	our ability to repay our indebtedness and comply with our financial obligations;

·	our ability to arrange financing and implement our expansion plan;

·	our ability to compete and conduct our businesses in the future;

·	changes in our business;

·	inflation and interest rate fluctuations;

·	changes in the laws and regulations applicable to the real estate market;

·	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

·	other factors that may affect our business, market share, financial condition, liquidity and results of our operations; and

·	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected financial data for 2019, 2018, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements presented herein. The consolidated financial statements presented herein for the years ended 2017 and 2016 have been retrospectively adjusted to reflect the adoption of the new accounting pronouncements CPCs 47 (IFRS 15), CPC 48 (IFRS 9) and ASC 606, as explained in Notes 3 and 33 to our consolidated financial statements for the year ended December 31, 2018. The aforementioned retrospective adjustments (2017 and 2016) were audited by BDO and, therefore, KPMG audit report makes reference to the consolidated financial statements before those adjustments. The following selected financial data for 2019, 2018, 2017, 2016 and 2015 are derived from these audited consolidated financial statements presented herein.

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

As explained in Note 8.2 to our consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017 and Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017, 2016 and 2015 consolidated statements of operations. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

The following table sets forth financial information as of and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2019. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2019(4)(5)		2018(4)(5)		2017(4)(5)		2016(4)(5)		2015(4)
	(in thousands of reais, except per share, per American Depositary Shares (“ADS”) and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue		400,465		960,891		786,174		923,181		1,443,357
Operating costs		(282,684)		(846,169)		(906,486)		(1,013,810)		(1,061,921)
Gross profit (loss)		117,781		114,722		(120,312)		(90,629)		381,436
Operating expenses, net		(119,833)		(477,228)		(654,216)		(362,747)		(295,595)
Financial expenses, net		(59,624)		(80,521)		(107,268)		(25,679)		(50,422)
Income (loss) before income tax and social contribution		(61,676)		(443,027)		(881,796)		(479,055)		35,419
Income tax and social contribution		35,275		21,751		23,100		(100,080)		(658)
Net income (loss) from continuing operations		(26,401)		(421,276)		(858,696)		(579,135)		34,761
Net income (loss) from discontinued operations .		—		—		98,175		(559,704)		36,218
Net income (loss) for the year attributable to non-controlling interest		(361)		(1,750)		(281)		1,871		(3,470)
Net income (loss) for the year attributable to owners of Gafisa	R$	(26,040)	R$	(419,526)	R$	(760,240)	R$	(1,140,710)	R$	74,449
Share and ADS data(1):

	As of and for the year ended December 31,
	2019(4)(5)	2018(4)(5)	2017(4)(5)	2016(4)(5)	2015(4)
	(in thousands of reais, except per share, per American Depositary Shares (“ADS”) and operating data)
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic	(0.3800)	(10.1960)	(28.2710)	(42.3720)	2.7309
From continuing operations	(0.3800)	(10.1960)	(31.9220)	(21.5124)	1.6187
From discontinued operations .	—	—	3.6509	(20.7906)	1.1122
Earnings (loss) per weighted average number of shares —Diluted	(0.3800)	(10.1960)	(28.2710)	(42.3720)	2.7123
From continuing operations	(0.3800)	(10.1960)	(31.9220)	(21.5124)	1.6077
From discontinued operations	—	—	3.6509	(20.7906)	1.1046
Weighted average number of shares outstanding—in thousands	68,584	41,147	26,891	26,921	27,262
Dividends and interest on shareholders’ equity declared—in thousands of reais	—	—	—	—	17,682
Earnings (loss) per share—R$ per share	(0.3800)	(10.1960)	(28.2710)	(42.3720)	2.7316
Number of common shares outstanding as at end of period—in thousands*	117,019	39,784	27,102	26,779	27,255
Earnings (loss) per ADS—R$ per ADS(1)	(0.7590)	(20.3920)	(56.5420)	(84.7440)	5.4631
U.S. GAAP:
Net operating revenue	386,209	818,064	1,103,212	1,880,564	1,464,591
Operating costs	(302,772)	(736,614)	(1,109,322)	(1,544,794)	(1,072,817)
Gross profit (loss)	83,437	81,450	(6,110)	335,770	391,774
Operating expenses, net	(114,827)	(461,746)	(449,353)	(309,443)	(335,369)
Financial expenses, net	(56,828)	(80,568)	(107,023)	(25,679)	(52,923)
Income from disposal on controlling interests	—	—	—	—	—
Income (loss) before income tax and social contribution and income from equity method investments	(88,218)	(460,864)	(562,486)	648	3,482
Income tax and social contribution	35,305	20,343	52,493	49,041	(27,242)
Equity pick-up	(8,137)	(13,847)	(176,917)	(55,407)	(14,430)
Net income (loss) from continuing operations	(61,050)	(454,368)	(686,910)	(5,718)	(38,190)
Net income (loss) from discontinued operations	—	—	64,796	(506,185)	25,014
Net income (loss) for the year	(61,050)	(454,368)	(622,114)	(511,903)	(13,176)
Net income (loss) attributable to non-controlling interests	(361)	(1,750)	(281)	2,214	(3,092)
Net income (loss) attributable to owners of Gafisa	(60,689)	(452,618)	(621,833)	(514,117)	(10,084)
Per share and ADS data(1):
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic	(0.8849)	(11.0000)	(23.1242)	(19.0972)	(0.3699)
Earnings (loss) per weighted average number of shares—Diluted	(0.8849)	(11.0000)	(23.1242)	(19.0972)	(0.3699)
Weighted average number of shares outstanding — in thousands	52,299	41,147	26,891	26,921	27,262
Dividends declared and interest on equity	—	—	—	—	17,682
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)	(1,7698)	(22.0000)	(46.2484)	(38.1945)	(0.7398)
Profit (loss) per ADS —Diluted(1)	(1,7698)	(22.0000)	(46.2484)	(38.1945)	(0.7398)
Weighted average number of ADSs outstanding—in thousands	26,149	20,574	13,446	13,461	13,631
Dividends and interest on equity declared	—	—	—	—	17,682
Consolidated Balance Sheet Data:
Brazilian GAAP:

	As of and for the year ended December 31,
	2019(4)(5)	2018(4)(5)	2017(4)(5)	2016(4)(5)	2015(4)
	(in thousands of reais, except per share, per American Depositary Shares (“ADS”) and operating data)
Cash, cash equivalents and short-term investments	414,330	137,160	147,462	253,180	712,311
Current and non-current properties for sale	1,078,306	1,089,401	1,330,083	1,911,530	2,630,617
Working capital(2)	556,984	656,796	474,904	990,699	2,267,795
Total assets	2,540,049	2,526,280	2,876,360	5,095,118	6,760,332
Total debt(3)	730,687	889,413	1,104,898	1,637,568	2,150,793
Total Gafisa equity	881,410	491,317	711,222	1,794,374	3,095,491
Equity of non-controlling interests	1,435	1,874	3,847	2,128	1,745
Total equity	882,845	493,191	715,069	1,796,502	3,097,236
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments	414,330	137,160	147,462	253,180	478,037
Current and non-current properties for sale	1,937,601	1,989,044	2,056,430	2,892,690	2,219,226
Working capital(2)	371,297	538,971	438,467	989,868	2,389,212
Total assets	2,921,727	2,907,168	3,193,196	5,469,243	6,688,848
Total debt(3)	730,678	889,413	1,104,898	1,637,568	1,902,463
Total Gafisa equity	593,988	238,544	491,538	1,436,283	2,702,234
Equity of non-controlling interests	1,435	1,874	3,847	1,710	2,648
Total equity	595,423	240,418	495,395	1,437,993	2,704,882
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities	44,019	31,450	206,865	269,666	104,563
Investing activities	(300,620)	(3,061)	445,448	162,455	384,664
Financing activities	236,732	(24,612)	(528,609)	(456,813)	(516,842)

_________________

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares. On March 23, 2017, we consummated a reverse split of our common shares at the ratio of 13.483023074 to 1, decreasing the number of our total common shares from 378,066,162 common shares to 28,040,162 common shares. All Brazilian GAAP and U.S. GAAP information relating to the number of shares and ADSs has been adjusted retroactively for the periods ended December 31, 2016 and 2015 to reflect the reverse split of our common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current portion of loans and financings and debentures.

(4)	As explained in Note 8.2 to our consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017 and Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP and U.S. GAAP in the consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively reclassified.

(5)	As explained in Note 3 to our consolidated financial statements for the year ended December 31, 2018, under Brazilian GAAP, we have adopted CPC 48 – Financial Instruments (IFRS 9) and CPC 47 – Revenue from Contracts with Customers (IFRS 15) retrospectively from January 1, 2016. Under U.S. GAAP, we have adopted ASUs Topic 606 – Revenue from Contracts with Customers retrospectively from January 1, 2016. The consolidated financial information as of and for the years ended December 31, 2015 has been derived from our historical financial statements but was not restated for the retrospective application of IFRS 9 and IFRS 15, for Brazilian GAAP purposes, and Topic 606 for U.S. GAAP purposes, due to unreasonable effort or expense.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end

real/U.S. dollar exchange rate was R$2.6562 per U.S.$1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S.$1.00. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591 per U.S.$1.00. On December 31, 2017, the period-end real/U.S. dollar exchange rate was R$3.308 per U.S.$1.00. On December 31, 2018, the period-end real/U.S. dollar exchange rate was R$3.875 per U.S.$1.00. On December 31, 2019, the period-end real/U.S. dollar exchange rate was R$4.031 per U.S.$1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

Year	Period-end	Average(1)	Low	High
2015	3.905	3.339	2.575	4.195
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260

Month	Period-end	Average(2)	Low	High
December 2019	4.031	4.110	4.031	4.226
January 2020	4.270	4.149	4.021	4.270
February 2020	4.499	4.341	4.238	4.499
March 2020	5.199	4.884	4.488	5.199
April 2020	5.427	5.326	5.078	5.651
May 2020	5.426	5.643	5.299	5.937
June 2020 (through June 19, 2020)	5.347	5.127	4.889	5.364

_________________

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

On June 19, 2020, the selling rate was R$5.347 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at June 19, 2020, may not be indicative of future exchange rates.

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

Our business may be adversely affected by the recent coronavirus outbreak.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. In January 2020, COVID-19 spread to other countries, including Brazil, and on March 11, 2020, the World Health Organization declared that the spread of COVID-19 had become a global pandemic. The spread of COVID-19 has resulted in a global and regional economic slowdown, and efforts to contain the spread of COVID-19 have intensified, including shutdowns mandated by governmental authorities. The outbreak and the preventative and protective actions that governments have taken in respect of COVID-19 has resulted in a period of business disruption and reduced operations, including in the real estate sector. In addition, the pandemic has caused levels of equity and other financial markets to decline sharply and to become volatile, including the price of our common shares.

In response to the pandemic, we created a crisis management committee which meets daily to discuss developments and disease prevention measures. In addition, we have preventatively determined that back-office personnel work remotely, providing all employees with the required tools and infrastructure to enable them to work from home. We have also implemented a series of educative and preventative measures targeted at our construction site employees, and have reduced staff considered to be in the risk group. Moreover, our sales teams have focused on online interactions with prospective customers.

The COVID-19 pandemic may continue to affect our industry and cause temporary suspension of projects and shortage of labour and raw materials, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

Our operations could also be disrupted if any of our employees or the employees of our subcontractors contracted or are thought to have contracted COVID-19 or another disease that could cause an epidemic, since this could require us and our subcontractors to quarantine some or all of these employees and temporarily close our work sites and other facilities used for our operations. In addition, our revenue and profitability could also be reduced to the extent COVID-19 or any other epidemic harms the overall economy in Brazil. These adverse impacts, particularly if they materialize and persist for a substantial period, may significantly and adversely affect our business operation and financial performance. Additionally, the city of São Paulo where we develop our main projects is highly affected by COVID-19. A recurrence of this epidemic or any epidemic in the city of São Paulo could result in material disruptions to our property developments, which in turn could materially and adversely affect our financial condition and results of operations.

The impact from the outbreak of COVID-19 on our operations will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. While it is too early for us to predict the impacts on our business or our financial targets that the expanding pandemic, and the governmental responses to it, may have, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2019, our net debt (indebtedness from debentures, loans and financing, and project financing balance, net of our cash and short term investments position) was R$316.4 million, our cash and cash equivalents and short-term investments were R$414.3 million and our total debt was R$730.7 million.

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

As is common in our industry, we and the special purpose entities (sociedade de propósito específico), or “SPEs,” in which we participate permit some purchasers of the units in our projects to make payments in installments. As a result, we are subject to the risks associated with this financing, including the risk of default in the payment of principal or interest on the loans we make as well as the risk of increased costs for the funds raised by us. In addition, our term sales agreements usually bear interest and provide for an inflation adjustment. If the rate of inflation increases, the loan payments under these term sales agreements may increase, which may lead to a higher rate of payment default. If the default rate among our purchasers increases, our cash generation and, therefore, our profitability could be adversely affected.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and, since then, we have been recording provisions for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. Since 2016, our impairment analysis has been negatively impacted by the challenging macroeconomics conditions in the real estate sector and in Brazil as a whole, which has led to a decrease in sales prices for our commercial and residential units. As of December 31, 2016, 2017 and 2018, we had R$174.4 million, R$310.6 million and R$235.9 million recorded as a provision for impairment on landbank and properties for sale, respectively. As of December 31, 2019, we had R$198.5 million recorded as a provision for impairment on landbank and properties for sale.

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

As of December 31, 2019, our total debt (loans, financing and debentures) was approximately R$730.7 million and our short-term debt was R$584.3 million. In addition, as of December 31, 2019 our cash and cash equivalents and short-term investments available was R$414.3 million and our net debt represented 35.3% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2019, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2019, R$16.9 million of our R$34.7 million of total labor liabilities and provisions were for such liabilities. Approximately 90% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our common shares and the ADSs.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 2017, 7.5% in 2018 and 7.3% in 2019. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 2017, 3.7% in 2018 and 4.3% in 2019. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC rates were 2017, 3.8% in 2018 and 4.1% in 2019. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our common shares and the ADSs.

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Brazil and resulted in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares or the ADSs. In June 2016, the United Kingdom had a referendum in which the majority voted to leave the European Union (so-called “Brexit”). The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The United Kingdom formally ceased to be a member state of the European Union on January 31, 2020, at which point a transition period began. The United Kingdom is expected to continue to follow certain European Union rules during the transition period which will end on December 31, 2020; however, the ongoing process of negotiations between the United Kingdom and the European Union will determine the future terms of the United Kingdom’s relationship with the European Union, including access to European Union markets, either during the transitional period or more permanently. We have no control over and cannot predict the effect of the United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and the ADSs.

Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our ADSs and our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, operations and financial condition.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our business, operations, financial condition and the price of our common shares and the ADSs.

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

As of December 31, 2015, the SELIC rate was 14.25%. As of December 31, 2016, the Central Bank reduced the SELIC rate to 13.75%. As of December 31, 2017, the Central Bank had significantly reduced the SELIC to 7.0% and, as of December 31, 2018, the SELIC rate was 6.5%. As of December 31, 2019, the Central Bank had further decreased the SELIC rate to 4.50%. As of the date of this annual report, the SELIC rate is 3.75%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2019, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. As our ADSs are traded Over the Counter, or the “OTC”, adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, were not directly exposed to the mortgage lending crisis in the United States, there were still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by such a crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. As of December 31, 2019, the average daily trading for all companies listed on the B3, the only Brazilian stock exchange, was approximately R$4.3 billion, according to B3 data.

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

Since we do not have a controlling shareholder, we may be subject to takeover by other companies or investors. Pursuant to article 46 of the Company’s Bylaws, any shareholder that holds a participation equal to or greater than 50% of the Company’s share capital is required to make a tender offer for the remaining shares, for consideration equal to at least the fair value as determined by an appraisal report and subject to the regulation provided for in Law No. 6,404/76 of the Brazilian corporate law and applicable CVM regulations on takeovers. In addition, in accordance with Brazilian corporate law, a shareholder that holds a participation equal to or greater than 10% of the Company’s share capital may convene a shareholder meeting to dismiss the management of the Company, and to the extent the other shareholders at such meeting do not vote against a proposal to dismiss or approve such proposal, our management would be dismissed, which would disrupt the day to day operations of the Company and would have an adverse impact on our business and result of operations.

Holders of our common shares or the ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Based on the negative results of the fiscal year 2014, on April 16, 2015, our shareholders did not approve any distribution of dividends. On April 25, 2016, our shareholders approved a distribution of dividends in the amount of R$17.7 million, representing R$0.0481 per share. Based on the negative results of the fiscal year 2016, at our annual shareholders’ meeting held on April 28, 2017, our shareholders did not approve any distribution of dividends. Based on the negative results of the fiscal year 2017, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 27, 2018. Based on the negative results of the fiscal year 2018, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 24, 2019. Based on the negative results of the fiscal year 2019, at our annual shareholders’ meeting held on April 30, 2020, our shareholders did not approve any distribution of dividends.

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

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2019 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

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

A portion of the compensation of our officers and members of the senior management is paid in the form of stock options, which could tie their interest to the market price of our shares and ADSs.

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

We are a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 60 years ago, we have completed and sold more than 1,100 developments and constructed over 16 million square meters of housing under the Gafisa brand, which we believe is more than any other homebuilder in Brazil. Recognized as one of the foremost professionally-managed homebuilders, we are also one of the best-known brands in the real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners, and competitors for quality, consistency and professionalism, offering a variety of residential options to the mid to higher income segments.

Our core business is the development of high-quality residential units in attractive locations. The year ended December 31, 2019 was a milestone year for Gafisa, as we underwent a comprehensive restructuring process. As a result and to focus on our restructuring, we decided not to launch new projects. We currently operate mainly in São Paulo, but we still have a small portion of our inventory in Rio de Janeiro and other cities.

In 2006 Gafisa acquired Alphaville Urbanismo S.A., or “Alphaville,” leading residential community development company in Brazil. In 2008 Gafisa acquired Tenda, focusing on the low income segment. In 2013 Gafisa sold a 70% interest in Alphaville, and sold our remaining stake in 2019.

On August 16, 2016, we announced to the market that the spin-off studies were ongoing and that we were evaluating other potential capital structure options and separation alternatives for the Gafisa and Tenda business units, including a potential offer of securities and/or a sale of equity interests, in addition to the spin-off itself.

In December 2016, following the conclusion of our analysis of certain strategic options, our management at the time decided to sell 50% of Tenda’s total capital stock, and transfer the remaining 50% of Tenda’s total capital stock to our shareholders in connection with a reduction in our total capital stock. Accordingly, on December 14, 2016, we entered into the SPA with Jaguar pursuant to which we would sell Tenda shares representing up to 30% of the total capital stock of Tenda, at a price equal to R$8.13 per share.

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

On September 25, 2018, at an extraordinary shareholders’ meeting held at the request of GWI Asset Management S.A., the shareholders resolved to (i) remove by majority vote all of the members of the Board of Directors and (ii) elect new Board members by means of a multiple-vote process. Accordingly, at a Board of Directors’ meeting on September 28, 2018, the following resolutions were passed as part of the turnaround process and the optimization of the Company’s structure: (i) the withdrawals of chief executive officer, chief financial and investor relations officer and chief operating officer and the election of new statutory officers; (ii) the adoption of measures to approve the Company’s headquarters relocation; (iii) the closure of our branch located in the city of Rio de Janeiro and (iv) the approval of the Company’s share buyback program.

An auction of 14,600,000 shares held by the Company’s shareholder, GWI Asset Management S.A. took place on February 14, 2019, corresponding to an interest of 33.67% in the Company’s ownership structure. As a result of this auction, Planner Corretora de Valores S.A., through investment funds managed by it, acquired 8,000,000 common shares corresponding to 18.45% of the total common shares issued by the Company. Mr. Mu Hak You and Mr. Thiago Hi Joon You resigned from the board of directors on February 17, 2019.

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

During February, March and April 2019, the members of the Company’s Board of Directors elected in late 2018 resigned, with the exception of Pedro Carvalho de Mello, and new members were elected to replace them. As of the date of this annual report, following the Annual General Meetings held on April 15, 2019 and April 30, 2020, Gafisa’s Board of Directors is composed of the following members: (i) Leo Julian Simpson (nominated as chairman of the Board of Directors on April 15, 2019), (ii) Antonio Carlos Romanoski, (iii) Denise dos Passos Ramos, (iv) Eduardo Larangeira Jácome, (v) Nelson Sequeiros Rodriguez Tanure, (vi) João Antônio Lopes Filho, (vii) Thomas Cornelius Azevedo Reichenheim, and (viii) Gilberto Benevides.

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

In June 2019, we concluded a capital increase of 26,273,962 shares, raising approximately R$132 million.

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

On August 29, 2019 the Board of Directors appointed André Luis Ackermann as Chief Financial Officer, and Eduardo Larangeira Jácome tendered his resignation as Management Officer, effective as of September 30, 2019. Eduardo Larangeira Jácome will remain as a member of the Restructuring Committee until December 31, 2019 and a member of the Company’s Board of Directors.

In addition, on September 20, 2019, Roberto Luz Portella resigned from his position as Chief Executive Officer and Investor Relations Officer. Following his resignation, on September 23, 2019, the Board of Directors appointed André Luis Ackermann as Investor Relations Officer.

In October 2019, we concluded a capital increase of 48,986,124 shares and raised approximately R$272 million.

On October 21, 2019, we informed our shareholders and the market that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, setting forth the terms and conditions for the divestment of our shares in Alphaville. On December 27, 2019, we concluded the divestment sale of our remaining 21.20% stake in Alphaville for R$100 million, which was settled by offsetting certain credits and the receipt of the investee shares against assets, measured at fair value. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

On December 16, 2019, we announced that we had entered into a non-binding letter of intent with UPCON Incorporadora S.A. (“UPCON”), pursuant to which we indicated our intent to acquire the entire share capital of UPCON. On March 2, 2020, the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of UPCON into the Company. Once all required approvals are obtained, UPCON will become a wholly-owned subsidiary of Gafisa.

On December 16, 2019, we entered into an Additional Investment Agreement with UPCON, which was discussed at an Extraordinary Shareholders’ Meeting on April 30, 2020. Accordingly and with the aim to strengthen our executive team, our Board of Directors approved a new organizational structure and elected the following three new Executive Officers: (i) Guilherme Augusto Soares Benevides as Chief Operations Officer and Vice-president of Operations; (ii) Fábio Freitas Romano as Assistant Vice-president of Operations; and (iii) Ian Masini Monteiro de Andrade as Chief Financial Officer and Investor Relations Officer and Vice-president of Management and Finance.

On April 30, 2020, at our Annual and Extraordinary Shareholders’ Meeting, the following matters were approved in relation to the purchase and sale of UPCON Incorporadora S.A.’s shares: (i) the acquisition by Gafisa of the entire share capital of UPCON; (ii) an increase in the Company’s share capital of R$310.0 million; (iii) the issuance of two series of debentures convertible into common shares to cover the transaction with UPCON, in the total amount of R$150.0 million; (iv) changes in the composition of the Board of Directors, which will have seven to nine members; (v) the election of members to the Board of Directors; and (vi) approval of a plan to repurchase the Company’s shares, up to a limit of 10,327,558 shares to be acquired by the Company.

On January 28, 2020, the Board of Directors elected new statutory officers: (i) Cauê Castello Cardoso, (ii) Guilherme Luis Pesenti, and (iii) Luiz Fernando Ortiz.

At a Board of Directors meeting held on February 7, 2020, Mr. Roberto Luz Portella tendered his resignation as a member of the Company’s Board of Directors. At the same meeting, Mr. João Antônio Lopes Filho was elected as the new member of the Company’s Board of Directors.

On March 27, 2020, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders, that was confirmed by the General Shareholders Meeting held on April 30, 2020. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 10,327,558 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on May 4, 2021. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares,” for further information.

On March 2, 2020, the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of UPCON into the Company. On April 30, 2020 all required approvals were obtained, and UPCON became a wholly-owned subsidiary of Gafisa.

Capital Expenditures

In 2019, under the Gafisa brand, we invested R$3.6 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to approximately R$1 million.

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

B. Business Overview

General Overview

We believe we are one of Brazil’s leading homebuilders. For over more than 60 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,100 developments and constructed over 16 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brand “Gafisa” is a well-known brand in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2019, we did not launch new projects as we focused on our corporate restructuring. In addition, we also provide construction services to third parties on certain developments where we retain an equity interest. We are currently operating mainly in São Paulo and its metropolitan area. The city of São Paulo represented approximately 6% of the national population and over 10% of the gross domestic product as of December 31, 2017 (latest available information).

Our Markets

We have developed real estate projects in 40 municipalities throughout Brazil, including Barueri, Belém, Campinas, Cuiabá, Curitiba, Goiânia, Gramado, Guarujá, Guarulhos, Itu, Jundiaí, Macaé, Maceió, Manaus, Niterói, Nova Iguaçu, Osasco, Porto Alegre, Porto Velho, Rio de Janeiro, Salvador, Santo André, Santos, São Bernardo do Campo, São Caetano do Sul, São Gonçalo, São Jose dos Campos, São Luís, São Paulo and Volta Redonda.

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2019		2018		2017
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	—	—	655,974	100.0	553,954	100.0
Commercial	—	—	—	—	—	—
Potential sales (1)	—	—	655,974	100.0	553,954	100.0

_________________

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017.

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2019		2018		2017
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	—	—	401,836	100.0	277,029	100.0
Commercial	—	—	—	—	—	—
Sales (1)	—	—	401,836	100.0	277,029	100.0

_________________

(1)	The spin-off of the Tenda business unit was concluded on May 4, 2017.

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2019	2018	2017
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	—	655,974	496,785
Developments launched(2)	—	5	4
Usable area (m2)(3)	—	77,658	72,406
Units launched(4)	—	948	1,467
Average sales price (R$/m2)(3) (5)	—	9,840	6,861
Rio de Janeiro
Potential sales value of units launched(1)	—	—	—
Developments launched(2)	—	—	—
Usable area (m2)(3)	—	—	—
Units launched(4)	—	—	—
Average sales price (R$/m2)(3)(5)	—	—	—
Other Markets	—
Potential sales value of units launched(1)	—	—	57,168
Developments launched(2)	—	—	1
Usable area (m2)(3)	—	—	10,534
Units launched(4)	—	—	134
Average sales price (R$/m2)(3)(5)	—	—	5,427
Total Gafisa
Potential sales value of units launched(1)	—	655,974	553,954
Developments launched(2)	—	5	5
Usable area (m2)(3)	—	77,658	82,940
Units launched(4)	—	948	1,601
Average sales price (R$/m2)(3)(5)	—	9,840	6,679

_________________

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. The unit’s usable area in exchange for land pursuant to barter transactions is not included.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$6,400, R$8,661 and R$6,679 in 2019, 2018 and 2017, respectively, for Gafisa’s ventures only.

Our developments for sale are divided into two broad categories: (1) residential buildings and (2) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop three main types of products: (1) luxury buildings targeted at higher-income customers and buildings targeted at middle-income customers; and (2) entry level buildings targeted at middle-low income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we shifted our focus back to São Paulo and Rio de Janeiro.

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

The table below sets forth our luxury and middle-income building developments launched between January 1, 2017 and December 31, 2019:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2019)
Upside Pinheiros	2018	100%	11,261	2021	76	99%
Upside Paraíso	2018	100%	10,881	2021	109	79%
J330 Jardins	2017	100%	3,896	2021	28	46%
Parque Ecoville	2017	100%	10,534	2020	134	78%

_________________

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our entry level developments launched between January 1, 2017 and December 31, 2019:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2019)
Belvedere Lorian Boulevard	2018	100%	24,975	2022	223	37%
Moov Belém	2018	100%	14,512	2021	392	94%
Scena Tatuapé	2018	100%	16,028	2021	147	24%
Moov Estação Brás	2017	100%	12,866	2021	543	50%

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2019)
Moov Espaco Cerâmica	2017	100%	24,396	2021	396	99%
Moov Parque Maia	2017	100%	31,248	2021	500	59%

_________________

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed developments as of December 31, 2019, with percentage of units sold less than 90%:

As of December 31, 2019
Project Description	Units Sold (%)
Smart Vila Madalena (1)	89.81%
Varandas Grand Park F2 (2)	88.80%
Smart Santa Cecília (3)	88.49%
Varandas Grand Park F4 (4)	88.03%
Mood Lapa (5)	85.90%
Varandas Grand Park F3 (6)	80.57%
Sao Way (7)	79.73%
Today Modern Residences (8)	78.79%
Bambu (9)	78.70%
Varandas Grand Park F6 (10)	78.02%
067 Hermann Junior (11)	77.40%
Laguna Mall (12)	76.77%
Barra Vista (13)	76.17%
Alphamall (14)	70.61%
Varandas Grand Park F5 (15)	68.12%
Americas Avenue (16)	64.70%
Target Offices & Mall (17)	63.87%
Sao Gate (18)	51.02%

(1)	Smart Vila Madalena. This development was 100% completed at December 31, 2019 at which time 89.81% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(2)	Varandas Grand Park F2. This development was 100% complete at December 31, 2019 at which time 88.80% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(3)	Smart Santa Cecília. This development was 100% completed at December 31, 2019 at which time 88.49% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24–36 months.

(4)	Varandas Grand Park F4. This development was 100% completed at December 31, 2019 at which time 88.03% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(5)	Mood Lapa. This development was 100% completed at December 31, 2019 at which time 85.90% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(6)	Varandas Grand Park F3. This development was 100% completed at December 31, 2019 at which time 80.57% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(7)	Sao Way. This development was 100% completed at December 31, 2019 at which time 79.73% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(8)	Today Modern Residence. This development was 100% completed at December 31, 2019 at which time 78.79% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months

(9)	Bambu. This development was 100% completed at December 31, 2019 at which time 78.70% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months .

(10)	Varandas Grand Park F6. This development was 100% completed at December 31, 2019 at which time 78.02% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(11)	067 Hermann Júnior. This development was 100% completed at December 31, 2019 at which time 77.40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(12)	Laguna Mall. This development was 100% completed at December 31, 2019 at which time 76.77% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(13)	Barra Vista. This development was 100% completed at December 31, 2019 at which time 76.17% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(14)	Alphamall. This development was 100% completed at December 31, 2019 at which time 70.61% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 36-48 months.

(15)	Varandas Grand Park F5. This development was 100% completed at December 31, 2019 at which time 68.12% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(16)Americas Avenue. This development was 100% completed at December 31, 2019 at which time 64.70% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 48-60 months. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

(17)	Target Offices e Mall. This development was 100% completed at December 31, 2019 at which time 63.87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time horizon. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

(18)	Sao Gate. This development was 100% completed at December 31, 2018 at which time 51.02% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time horizon.

We have evaluated all of our developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: Alpha Green, Alpha Land, Alphamall, Americas Avenue, Espaço Alpha, Global Offices, Golden Office, Icon Business & Mall, Laguna Mall, Sao Gate, Sao Way, Scena Alto da Lapa, Target Offices & Mall, Today Modern Residences, Smart Vila Madalena, Smart Santa Cecília, Moov Parque Maia, Moov Belém, Vision Capote Valente, single units of Olavo Bilac and single units of Reserva das Ruínas.

Commercial Buildings

In 2017, 2018 and 2019, we did not launch any commercial buildings.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

The table below sets forth the real estate developments for third parties currently under construction, in which we also have an equity interest, between January 1, 2017 and December 31, 2019:

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

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2019, our development-client database was comprised of more than 60,000 individuals. We currently have approximately 18,000 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2019, our main construction services client was Atins Empreendimentos, with whom we retain an equity interest in the 044 Vila Rica development.

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

As a strategy defined by the end of 2011, the Company is selling landbank located in cities and places where there is no intention to run operations with new developments.

As of December 31, 2019, we had an inventory of 32 land parcels under Gafisa, in which we estimate we could develop a total of 7,315 units (residential and commercial) with a sales value of R$ 4.0 billion, of which 8.1% represents land acquired through barter transactions. The table below sets forth the breakdown of our land holdings by location and by segment:

	Gafisa
	Future Sales (% Gafisa) (1)	% Bartered
	(in millions of reais)
São Paulo	2,145	6.6%
Rio de Janeiro	1,254	13.4%
Other states	608	2.3%
Total	4,008	8.1%

 _________________

(1)	Information reflects our interest.

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

Marketing and Sales

Our marketing efforts are coordinated by our internal staff. Our specialized team generally coordinates with several outsourced brokerage companies, monitoring such sales representatives in order to promote loyalty and ensure performance. Our marketing intelligence team is also responsible for gathering information on the needs and preferences of potential customers to provide guidance on our land acquisition and project design activities.

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 130 independent Gafisa Vendas brokers, 4 sales coordinators and 3 sales managers.

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

In 2019, 2018, 2017, 2016 and 2015, Gafisa Vendas was responsible for approximately (i) 74%, 73.7%, 68.0%, 61.1% and 60.9%, respectively, of our sales in the state of São Paulo, and (ii) 60%, 64.9%, 63%, 48.8% and 60.6%, respectively, of our sales in the state of Rio de Janeiro.

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

We market our developments through online platforms, newspapers, radio, television, direct mail advertising and by distributing leaflets in neighboring areas, as well as through telemarketing and websites.

Under Brazilian law, we may establish a term within and the conditions under which we are entitled to cancel the development. According to our regular purchase contracts, if we are not able to sell at least 60% of the units within 180 days of launching, we can cancel the development. Under those circumstances, we usually consider changing the project or selling the land, but, in any of those cases, we have to return the cash payment made by our customers adjusted for inflation but with no interest. Customers, however, are not entitled to other remedies. Over the last five years, we have only cancelled two developments.

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

Risk Management

Our risk management procedures require that all of our projects be approved by our investment committee, which meets on a monthly basis, or more frequently on an as-needed basis, and consists of our chief executive officer and two members of our board of directors. Our investment committee carefully reviews the various studies conducted by us and described above. In addition, we have a board of officers, which meets monthly, and is in charge of overseeing and approving major decisions. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership” in this annual report.

Customer Financing

The table below sets forth the percentage of each type of customer financing we typically provide for each type of development as of December 31, 2019:

Sales Term	Luxury and Middle Income (average)	Entry-Level (average)
Mortgage lending (delivery)	90.15%	99.64%
Gafisa 36 months	5.47%	0.18%
Gafisa 60 months	0.36%	0%
Gafisa 120 months	4.02%	0.18%

Mortgages. In 2019, approximately 96.51% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2019:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	up to 7.99% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	up to 7.99% annually + TR	R$1,500,000.00	R$1,500,000.00
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS for Minha Casa Minha Vida	up to 9.16% annually + TR	R$240,000.00	R$240,000.00

_________________

(1)	TR refers to the daily reference rate.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On December 31, 2019, our clients’ default level, related to amounts overdue for over 30 days, was 15.1% of our accounts receivable for Gafisa.

In order to maintain low rates of customer default, we have adopted a conservative and robust credit and receivables management policy, pursuant to which: (1) we conduct database research on the socio-economic background of our prospective customers; (2) our agreements discourage default and cancellation of the purchase by imposing immediate penalty fees, interest and liquidated damages which are adjusted for inflation, and we retain approximately 25-50% (Gafisa) of the total amount paid to us plus expenses incurred by us, which in general represents all or a substantial portion of the amount that the defaulted clients have already paid us; and (3) we offer several options to our customers if they experience financial difficulties, such as offering them a greater number of installment payments or exchanging the unit bought for a less expensive one. When a default occurs, we endeavor to renegotiate the outstanding loan with our customers before taking any legal action.

We will only transfer title of the unit to a buyer after the release of the certificate of acceptance of occupancy by local authority and the full payment of all outstanding installments.. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Launches and Contracted Sales—Contracted Sales” for a discussion of the sales value of contracts cancelled by our customers and penalties paid in connection with such cancellations.

The table below sets forth client default levels:

	As of and for the year ended December 31,
Customer default level	2019	2018	2017
Gafisa	15.1%	14.3%	14.1%

The increase in our default levels is mainly due to the weakening economic conditions and political instability in Brazil since 2018.

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

In addition, Brazilian law also grants the developer the right to force the unit to be auctioned in case the buyer’s proceeds from the auction are used to reimburse the buyer for the amounts already paid to the developer, deducting the amounts stipulated by the relevant legislation. When no third party is willing to acquire the unit in the auction, the ownership of the unit returns to the developer, which shall reimburse the buyer portion of the amounts already paid, also in accordance with the law.

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2019		As of December 31, 2018		As of December 31, 2017
Year Segment	Number of contracts	Sales value (in thousands of reais	Number of contracts	Sales value (in thousands of reais	Number of contracts	Sales value (in thousands of reais
Gafisa
Contracted sales	832	292,087	2,332	1,040,848	2,908	1,131,823
Volume/Sales value of cancelations	(193)	(97,531)	(520)	(227,677)	(801)	(411,658)
Percentage	23.2%	33.0%	22.3%	21.9%	27.5%	36.4%
Volume/Sales value, net of cancelations	639	194,556	1,813	813,172	2,107	720,164
Total sales value net of cancelation	639	194,556	1,813	813,172	2,107	720,164

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 45% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 12.75% during the three year period ended December 31, 2019, resulting in an increase in the construction costs of Gafisa over that period. During the three year period ended December 31, 2019 the IGP-M increased 15.41%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Votorantim Cimentos Brasil Ltda., Elevadores Atlas Shindler S.A., Portobello S.A. and IBRAP Industria Brasileira de Aluminio e Plastico S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 30 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

The table below sets forth the most recent data available on our market share in the São Paulo market:

São Paulo (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2019	2018	2017
	(Launches in R$ million)
Local market	31,442	19,514	16,582
Gafisa(2)	—	728	497
Gafisa’s market share	—	3.7%	3.0%

_________________

Source: EMBRAESP and SECOVI.

(1)	Metropolitan region.

(2)	Gafisa interest.

In 2019, 2018 and 2017, we did not launch any development in Rio de Janeiro.

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

As of December 31, 2019, Gafisa had 138 direct and indirect subsidiaries, 22 jointly-controlled entities under operations and 4 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Of our 138 SPEs or invested companies, 112 are wholly-owned by us, and we hold an interest of 50% or less in 26.

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

As of the date of this annual report, we had approximately 50 pending trademark applications and 136 trademarks registered in Brazil with the INPI.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 59 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is usually one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between April 2020 and April 2023. We will seek to renew our domain names expiring in April 2020, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Chubb do Brasil Companhia de Seguro, AXA Seguros S.A., Porto Seguro Cia de Seguros Gerais, Swiss RE, Fator Seguradora, Ace Seguradora, Berkley Seguros, Tokio Marine Seguradora S.A., J Malucelli Seguradora S.A., Zurich Brasil Seguros and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

Real estate development

Real estate development activities are regulated by Federal Law No. 4,591 of December 16, 1964, as amended, or Law No. 4,591. The main duties of a developer are to: (1) obtain all required construction approvals and authorizations from the proper authorities; (2) register the development with the Real Estate Registry Office (without registration, the developed units cannot be sold); (3) indicate in the preliminary documents the deadline for the developer to withdraw from the development; (4) indicate in all advertisements and sales contracts the registration number of the development with the Real Estate Registry Office; (5) oversee the construction of the project established by the contract which must be in accordance with the approval granted by the authorities; (6) deliver to the final owner the completed units, in accordance with the contractual specifications, and transfer to the final owner the title of the unit by signing the final sale deed; (7) assume sole responsibility for the delivery of the developed units to the respective purchasers; (8) assume sole responsibility in the event the construction of the unit is not in accordance with the advertisements and sale contracts; and (9) provide construction blueprints and specifications along with the joint ownership agreement to the proper Real Estate Registry Office. The final owner is obligated, in turn, to pay the price related to the cost of the land and the construction.

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

As of 2014, the federal government implemented changes to the regulations on financing and construction in order to promote growth in the real estate market. The implemented measures are, among others: (1) all the acts involving real estate will be entered on the property’s record in the land registry office, i.e., unregistered acts and actions enforceable against third parties in good faith, even if the unregistered act or action challenges ownership to the property; (2) the buyer of a real estate property will be able to give property as guarantee to finance another, or to purchase other assets with funds raised in savings accounts; (3) banks can issue Real Estate Covered Bonds (Letras Imobiliárias Garantidas, or “LIGs”), pursuant to CMN Resolution No. 4,598, enacted on August 29, 2017, which is exempt from income tax to raise more funds and borrow to finance the purchase of real estate; and (4) banks may grant payroll loans, in which the parcels will be charged to the worker’s salary in the private sector with more facilities, resulting in lower interests.

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

As of December 31, 2019, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$14.2 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.       Operating Results

The financial statements for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities. The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

Brazilian Economic Environment

We believe that our results of operations and financial performance are and will continue to be affected by the following macroeconomic trends and factors:

All of our operations are located in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in Brazil. Our operations, and the industry in general, are particularly sensitive to changes in economic conditions.

Brazil is the largest economy in Latin America, as measured by gross domestic product, or GDP. The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated.

	Year ended December 31,
	2019	2018	2017
	(%, unless otherwise stated)
Real growth in GDP	1.1	1.1	1.0
Inflation rate (INPC)(1)	4.5	3.4	2.1
Inflation rate (IGP—M)(2)	7.3	7.6	(0.5)
National Construction Cost Index (INCC)(3)	4.2	3.8	4.3
TJLP rate(4)	5.6	7.0	7.0
CDI rate(5)	4.7	6.4	9.9
Appreciation (devaluation) of the real vs. US$	(4.0)	(17.1)	(1.5)
Exchange rate (closing) — US$1.00	R$ 4.031	R$ 3.88	R$ 3.31
Exchange rate (average)(6) — US$1.00	R$ 3.944	R$ 3.65	R$ 3.20

_________________

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

Impairment of non-financial assets

We annually review the carrying amount of assets, with the objective of evaluating events or changes in the economic, operational or technological circumstances that may indicate a decrease or loss in the recoverable amount of such assets. Should such evidence exist, and the carrying amount exceeds the recoverable amount, a provision for impairment loss is recognized in the statement of operations by adjusting the carrying amount to the recoverable amount. A test for impairment of intangible assets with indefinite useful lives and goodwill is performed at least annually or when circumstances indicate a decrease in the carrying amount. As of December 31, 2014, the Company recorded a provision for impairment for land and goodwill related to the acquisition of Cipesa Empreendimentos Imobiliários S.A. As of December 31, 2016, the Company recorded an impairment loss related to Tenda’s discontinued operations in the amount of R$610.1 million. As of December 31, 2017 and 2018, the Company recorded an impairment loss related to the goodwill on the remeasurement of the investment in AUSA in the amounts of R$127.4 million and R$112.8 million, respectively. On December 27, 2019, we sold our remaining stake in Alphaville and the remaining goodwill balance was written down in the amount of R$161.1 million. The recoverable amount of an asset or of a certain cash-generating unit is defined as the greater of its value in use and its fair value less costs to sell. When estimating the value in use of an asset, the estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects the weighted average cost of capital for the industry in which the cash-generating unit operates. Cash flows are derived from the budget for the following five years, and do not include restructuring activities for which the Company has not yet committed or future significant investments that will improve the asset basis of the cash-generating unit being tested. The recoverable amount is sensitive to the discount rate used under the discounted cash flow method, as well as the estimated future cash inflows and the growth rate used. The fair value less costs to sell is determined, whenever possible, based on a binding sale agreement in an arm’s length transaction between knowledgeable and willing parties, adjusted for expenses attributable to the sale of the asset, or, in the absence of a binding sale agreement, based on the market price in an active market, or on a recent transaction with similar assets.

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2019	2018	2017(3)
Launches (in millions of reais)	—	729	554
Number of projects launched	—	6	5
Number of units launched(1)	—	1,036	1,601
Launched usable area (m2)(2)	—	84,132	82,940
Percentage of Gafisa investment	—	100%	98%

_________________

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

(3)	The information as of and for the year ended December 31, 2017 and December 31, 2016 does not include developments launched under the Tenda brand, the results of operations of which have been presented as discontinued operations in our consolidated statements of operations as of December 31, 2016, and its spin-off was concluded in May 2017.

In 2019, we did not launch any residential developments.

In 2018, we launched under the Gafisa brand 6 residential developments with a total potential sales value of R$728.7 million and 100% of these developments were located in the state of São Paulo.

In 2017, we launched under the Gafisa brand 5 residential developments with a total potential sales value of R$553.9 million and 80% of these developments were in the state of São Paulo and 20%, 1 project, is located in Curitiba. During the year, approximately 10.3% of our launches in terms of potential sales value was generated from launches outside the states of São Paulo and Rio de Janeiro.

Gafisa segment

In 2019, we did not launch any residential developments.

Contracted sales for 2019 totaled R$ 195.7 million, a decrease of 75.9% from 2018. This amount is 100% related to sales of inventories. The lack of new project launches for the year directly affected sales performance.

In 2018, Gafisa launches totaled R$728.7 million, a 31.5% increase compared with 2017.

Contracted sales for 2018 totaled R$813.2 million, up 12.9% from 2017. Sales of units launched over the year accounted for 49.4%, while sales of inventories accounted for the remaining 50.6%.

In 2017, Gafisa launches totaled R$553.9 million, a 39.8% decrease compared with 2016.

Contracted sales for 2017 totaled R$720.2 million, down 11.1% from 2016. Sales of units launched over the year accounted for 38.5%, while sales of inventories accounted for the remaining 61.5%.

In 2019, Gafisa delivered 2 ventures/stages and 365 units, accounting for R$171.4 million in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$ 881.7 million at the end of 2019, compared to R$1.23 billion at the end of 2018 and R$1.5 billion at the end of 2017.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2019	2018	2017(2)
Type of development	(in millions of reais, unless otherwise stated)
Luxury middle-income buildings	109.3	333.4	358.7
Entry-level developments	94.5	459.2	343.9
Commercial	(8.1)	20.6	17.6
Total contracted sales(1)	195.7	813.2	720.2
Sale of units launched in the year	—	401.8	277.7
Percentage of total contracted sales	—	49.4%	39%
Sale of units launched during prior years	—	411.3	442.5
Percentage of total contracted sales	—	50.6%	61%

_________________

(1)	Amount net of sales cancellation.

(2)	The information as of and for the year ended December 31, 2017 do not include developments launched under the Tenda brand, which was spun off on May 4, 2017.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2019	2018	2017
	(in millions of reais, unless otherwise stated)
Contracted sales(1)
Gafisa	195.7	813.2	720.2
Total contracted sales	195.7	813.2	720.2

_________________

(1)	Amount net of sales cancellation.

In 2019, we did not launch any developments.

In 2018, we sold 49% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$813.2 million, an increase of approximately 13% compared to 2017.

In 2017, we sold 50.0% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$720.2 million, a decrease of approximately 11% compared to 2016.

We provide a limited amount of post-construction client financing. Our default rate was 15.1%, 14.3% and 14.1% as of December 31, 2019, 2018 and 2017, respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2019	2018	2017
	(in millions of reais)
Gafisa	3.2	12.5	20.3

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2019(4)	2018(4)	2017(4)
	(in millions of reais, unless otherwise stated)
Sales to be recognized	437.7	572.2	644.3
Net sales to be recognized(1)	421.7	551.3	620.8
Cost of units sold to be recognized(2)	(271.1)	(354.5)	(405.1)
Expected gross margin—yet to be recognized(3)	150.6	196.8	215.7
Expected margin percentage	35.7%	35.7%	34.8%

_________________

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

(4)	This amount relates to the Gafisa segment only, since Tenda was spun off on May 4, 2017.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2019, 0.03% of our net operating revenues were derived from constructions services rendered.

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

	For the year ended December 31,
	2019	2018	2017
Land	14.15%	32.51%	31.98%
Construction costs	70.11%	50.74%	51.73%
Financial costs	13.54%	13.35%	12.85%
Development costs	2.20%	3.40%	3.44%
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 27.90% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 4.2%, 3.8% and 4.3% in 2019, 2018 and 2017, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

Over the last five years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred(1)
1st to 6th month	10%
7th to 12th month	22%
13th to 18th month	23%
19th to 24th month	18%
25th to 30th month	17%

_________________

(1)	Including cost of land.

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

Net loss from discontinued operations

The net income (loss) from discontinued operations represents the results of operations of Tenda for the period ended May 4, 2017, as well as the results of operations for this entity for the comparative periods. This line item also contains the impairment (loss) reversal related to the measurement of disposal group held for sale at the lower of its carrying value and the fair value less cost to sell.

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

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2019, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP in the Company’s 2017 consolidated statements of operations.

Results of Operations for the Years Ended December 31, 2019 and 2018

Net operating revenue

Net operating revenue for the year ended December 31, 2019, recognized by the percentage of completion revenue recognition method, was R$400.4 million, a decrease of 58% from R$960.9 million for the year ended December 31, 2018, mainly due to the lack of new launches during the year.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$437.3 million for the year ended December 31, 2019, a decrease of R$610.9 million or 58.3% compared with the same period in 2018 of R$1.05 billion. The tax deductions from gross revenue reached R$36.8 million in 2019 from R$87.3 million in 2018, representing a decrease of 57.8%, which was mainly impacted by the lack of new launches during the year.

During 2019, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 4,2%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched in 2018 and 2019 and expected to be delivered in 2020. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2019 totaled R$282.6 million, a 66.6% decrease compared to R$846.2 million in 2018, as a result of the lack of new launches and a reversal of impairment adjustments in our landbank and inventory in the amount of R$27.1 million, compared to an expense of R$63.1 million in 2018.

Gross profit

Gross profit in 2019 totaled R$117.7 million, representing an increase of approximately 3% from gross profit of R$114.7 million in 2018. This increase reflects the more efficient measures taken by the Company’s new management during the period, despite the decrease in revenues during the same period.

In 2019, the gross margin generated from our activities increased to 29.4% compared to 11.9% in 2018.

Selling expenses

Selling expenses in 2019 totaled R$14.8 million, representing a decrease of 82.4% compared to R$84.4 million in 2018.

General and administrative expenses, not including depreciation and amortization expenses

General and administrative expenses were R$54.1 million in 2019, a 5.2% decrease from the R$57.1 million recorded in 2018. However, recurring general and administrative expenses decreased from R$74.4 million in 2018 to R$50.8 million in 2019, with savings of R$23.6 million, or 31.7% Overall, these savings are attributable to implementation of our expenses reduction plan over the course of the year, which adjusted our expenses structure in line with our new business model.

Depreciation and amortization

Depreciation and amortization in 2019 was R$14.1 million, a decrease of 33.4% when compared to the R$21.3 million recorded in 2018. This decrease was mainly due to the lack of new launches in 2019 and lower investments in sales stands.

Other income and expenses, net

Net other expenses totaled R$31.6 million in 2019, compared to R$298.9 million in 2018. This decrease is mainly due to (i) the result of the divestment in Alphaville Urbanismo in the amount of an expense of R$78.0 million, (ii) an income of R$66.4 million related to the outcome of the arbitration decision related to venture construction contracts with partners and (iii) a lawsuits related expense of R$20.6 million. In 2018, the amount of R$298,9 million was related to loss on realization of investment stated at fair value in the amount of R$112.8 million and R$172.4 million related to lawsuits expenses.

Financial income and expenses, net

Net financial expenses totaled R$59.6 million in 2019, compared to net financial expenses of R$80.5 million in 2018. The decrease is mainly due to a decrease in interest expenses as a result of a decrease in our levels of indebtedness during the period.

Taxes on income

Income tax and social contribution had a positive impact of R$37.2 million in 2019 compared to R$25.1 million in 2018. This increase was mainly due to a net tax credit of R$49.2 million from the write down of goodwill related to the divestment in AUSA and the gain from the acquisition of GDU Loteamentos in the business combination operation. Accordingly, the provision for income tax and social contribution had a positive impact of R$35.3 million in 2019, compared to R$25.1 million in 2018.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests decreased from a net loss of R$1.8 million in 2018 to a net loss of R$0.4 million in 2019.

Net income (loss) attributable to owners of Gafisa

Net loss attributable to owners of Gafisa was of R$26.0 million in 2019, compared to a net loss of R$419.5 million in 2018. This variation resulted from the Company´s comprehensive restructuring process, reducing expenses, renegotiating material indebtedness, a reduction in accounting provisions and the reestablishment of healthy margins.

If we exclude the effect of the divestment of Alphaville Urbanismo S.A., we would have had a net profit of R$15.1 million.

Results of Operations for the Years Ended December 31, 2018 and 2017

Net operating revenue

Net operating revenue for the year ended December 31, 2018, recognized by the percentage of completion revenue recognition method, was R$960.9 million, an increase of 22.2% from R$786.2 million for the year ended December 31, 2017, mainly due to (i) the increase in the recognition of revenue from construction projects and their improved performance, and (ii) the two projects launched in 2018, Upside Pinheiros and Moov Belém, which are almost 100% sold as of December 31, 2018.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$1.05 billion for the year ended December 31, 2018, an increase of R$213.1 million or 26% compared with the same period in 2017 of R$835.1 million. The tax deductions from gross revenue reached R$87.3 million in 2018 from R$48.9 million in 2017, representing an increase of 78%, which was mainly impacted by higher launch volumes.

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

Operating costs

Operating costs in 2018 totaled R$846.2 million, a 6.7% decrease compared to R$906.5 million in 2017, as a result of a lower impact of impairment adjustments in our landbank and inventory in the amount of R$63.1 million, compared to R$147.3 million in 2017

Gross profit

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

Depreciation and amortization

Depreciation and amortization in 2018, was R$21.3 million, a decrease of R$10.7 million when compared to the R$32.0 million recorded in 2017. Additionally, in 2017 the amount of R$25.5 million was recognized as an amortization related to the write off of the goodwill on the AUSA acquisition.

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

Business Segment

See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.”

Following the consummation of the Tenda spin-off on May 4, 2017 and the completion of the discontinuation of Tenda’s operations (see Note 8.2 to our consolidated financial statements), the Company operates one business segment. Accordingly, our management, who is responsible for monitoring our business progress, uses data derived from our consolidated financial statements to make decisions. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable business segment to be disclosed in the years ended December 31, 2019, 2018 and 2017.

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

In 2019, we did not carry out any receivables sales with recourse.

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

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2019, 2018 and 2017 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009, we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2019, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 7.99% to 9.75%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2019	2018	2017(1)
	(in millions of reais)
Real estate development receivables:
Current	442.5	468.0	374.9
Long-term	103.0	174.0	199.3
Total	545.5	642.0	574.2
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	437.6	572.2	644.3
Total	437.6	572.2	644.3
Total receivables from clients – portion recognized plus portion not recognized	995.0	1,214.2	1,328.4

_________________

(1)	This amount relates to the Gafisa segment only, since Tenda’s results of operations have been presented as discontinued operations in our consolidated financial statements as of December 31, 2017, and since the Tenda business spin-off was completed on May 4, 2017.

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2019
(in millions reais)
Maturity
Overdue	159.3
2020	577.1
2021	239.9
2022	5.3
2023	3.2
2024 onwards	10.3
Total	995.1

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2020, our clients’ default level was 15.3% of our accounts receivable for Gafisa. We annually review the assumptions used in establishing an allowance for expected credit losses and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for expected credit losses with a factor applied over the accounts receivables not impaired based on credit loss experiences for each real estate development and cancelled contracts for customers when a cash inflow risk is identified. Contracts are monitored to identify the moment when these conditions are mitigated. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for expected credit losses and cancelled contracts totaled R$53.8 million as of December 31, 2019 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2019, net cash generated from operating activities totaled R$44.0 million, compared to R$31.5 million in 2018. In 2018, net cash generated from operating activities totaled R$31.5 million, compared to R$206.9 million in 2017. This decrease is mainly composed of (i) a R$95.7 million increase in receivables from clients and a R$339.6 million decrease in inventory; (ii) a R$14.5 million decrease in related party transactions; (iii) expenses in the net amount of R$227.2 million which did not affect our cash and cash equivalents, of which R$38.1 million relates to impairment adjustments of AUSA goodwill and impairment adjustments in our landbank and inventory, R$15.5 million of equity losses during the period, and R$172.4 million of which relates to provisions for contingencies; and (v) other less relevant increases and decreases in other operational categories.

Investing activities

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$300.6 million in 2019, compared to R$3.1 million in 2018. This variation is mainly due to the increase in short term investments in the amount of R$387.3 million, related to the capital increases in 2019.

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$3.1 million in 2018, compared to cash generated from investing activities of R$445.4 million in 2017.

Financing activities

Net cash generated from financing activities in 2019 totaled R$236.7 million, compared to the net cash used from financing activities in 2018 of R$24.6 million. The higher cash generated in 2019 compared to 2018 was mainly attributable to (i) the R$404.9 million capital increases in 2019 (ii) a reduction on increase and amortization of loans and financing.

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

Pledged mortgage receivables and short-term investments

As of December 31, 2019, substantially all of our mortgage receivables totaling R$132.3 million are pledged. In addition, R$33.6 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2019, we invested R$3.6 million in machinery and equipment, information technology equipment, software, project

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

As of December 31, 2019, we had outstanding debt in the total amount of R$730.7 million, a decrease of 17.8% as compared to December 31, 2018. As of December 31, 2019, our indebtedness principally consisted of: (1) debentures totaling R$197.5 million, (2) working capital loans totaling R$55.0 million, and (3) other loans (mainly SFH) totaling R$478.2 million.

As of December 31, 2018, we had outstanding debt in the total amount of R$889.4 million, a decrease of 19.5% as compared to December 31, 2017. As of December 31, 2018, our indebtedness principally consisted of: (1) debentures totaling R$265.7 million, (2) working capital loans totaling R$95.6 million, and (3) other loans (mainly SFH) totaling R$528.1 million.

	Maturity as of December 31, 2019
	Total	2020	2021	2022	2023 and thereafter
	(in millions of reais)
Debentures (Projects)	159.5	146.8	11.9	0.8	—
Housing Finance System (SFH)	279.1	279.1	—	—	—
Real State Finance System (SFI)	177.1	116.1	61	—	—
Bank credit notes (Projects)	37.8	0.1	37.7	—	—
Project debt total	653.5	542.1	110.6	0.8	—
Debentures (Working Capital)	38.1	11.4	11.2	10.5	5.0
Other Working Capital	39.1	30.9	4.4	3.8	—
Working Capital debt total	77.2	42.3	15.6	14.3	5.0
Total	730.7	584.4	126.2	15.1	5.0

On March 28, 2017 we issued a CCB in a total amount of R$47 million due in 2021. The CCB is guaranteed by real estate receivables.

On November 30, 2017 we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

On September, 2018, we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

In April 2019, we issued a CCB in the amount of R$10 million due in 2022. The CCB is guaranteed by real estate receivables.

The actual ratios and minimum and maximum amounts stipulated by restrictive covenants related to these CCBs at December 31, 2019 are as follows:

At December 31, 2019
Loans and Financing
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over venture debt (3)	4.52 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt (1) less venture debt (3)	(9.04) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus non-controlling interests	16.03%
Total receivable (2) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	3.79 times

_________________

(1)	Net debt refers to total debt less cash and cash equivalents.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

In April 2019, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$40 million, with a final maturity in October 2020. The proceeds from the placement will be used in the development of the “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica” real estate ventures, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (DI) plus 5% per annum.

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2019 are as follows:

At December 31, 2019
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over net debt (4) less venture debt (3)	(14.62) times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	-15.81%

_________________

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

As of December 31, 2019, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2019, the interest rates on these loans generally varied between 10.0% and 14.2% per annum, plus TR, and the loans generally mature through March 2020 and July 2021. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2019, we had 13 loan agreements in effect, with a balance of R$456.2 million. At the same date we also had R$4.5 million in aggregate principal amount of financing agreements with SFH, the funds of which will be released through the date of completion as construction of the corresponding development’s progress.

On March 26, 2020, we completed the renegotiation of our financial liabilities with Banco do Brasil S.A. in the total amount of R$138.4 million. As part of the renegotiation, the final maturity of such financial liabilities was extended to June 2025 and we reduced the cost of servicing them, giving us the time we need to sell the units in inventory tied to this debt. The completion of this renegotiation strengthens our capital structure and our credit relationship with Banco do Brasil and the financial markets in general.

Securitization deals and Fund — FIDC

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

In 2019 and 2018, we did not perform any transfer of sales receivables from Gafisa and its subsidiaries to investors.

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

In 2019, our Board of Directors ratified the following capital increases:

·	On June 24, 2019: subscription and payment of 26,273,962 new common shares, of which 12,170,035 shares were subscribed at the price of R$5.12 and 14,103,927 shares were subscribed at the price of R$4.96, totaling R$62.3 million and R$69.9 million, respectively.

·	On October 23, 2019: subscription and payment of 48,968,124 new common shares, of which 45,554,148 shares were subscribed at the price of R$5.58 and 3,413,976 shares were subscribed at the price of R$5.42, totaling R$254.2 million and R$18.5 million, respectively.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$26.0 million, R$419.5 million and R$760.2 million in 2019, 2018 and 2017, respectively. Under U.S. GAAP, our net losses were R$60.7 million, R$452.6 million and R$621.8 million in 2019, 2018 and 2017, respectively.

Our equity, in accordance with Brazilian GAAP, was R$882.8 million, R$493.2 million and R$715.1 million as of December 31, 2019, 2018 and 2017, respectively. Under U.S. GAAP, we recorded total equity of R$595.4 million, R$240.4 million and R$495.4 million as of December 31, 2019, 2018 and 2017, respectively.

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

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2019

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2019.

The following standards are in effect beginning on January 1, 2019:

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

Based on available information, the right-of-use assets and lease liabilities was recognized in the amount of R$4.5 million as of January 1, 2019.

The ICPC 22 – Uncertainty Over Income Tax Treatments deals with the recognition of income taxes in the cases in which the tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes out of the scope of IAS 12 nor do specifically include the requirements related to the interest and fines associated with uncertain tax treatments. The interpretation did not have impact on the Company’s Financial Statements.

The following standard amendments and interpretations will not have a significant impact on the consolidated financial statements of the Company:

·	Amendments to references to the conceptual framework in IFRS standards (CPC 00)

·	Definition of a business (amendments to the CPC 15/IFRS 3)

·	Definition of materiality (amendments to the CPC 26/IAS 1 and CPC 23/IAS8)

·	IFRS 17 Insurance Contracts

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

C.       Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. Our research and development expenditures in 2019, 2018 and 2017 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

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

In addition, while we believe the long-term prospects for the Brazilian housing market have not changed over the past five years, we recognized that we needed to adjust how we have approached the demand for high growth and diversification in the market in order to achieve sustainable, profitable growth. In the Brazilian housing market, demand has outstripped supply on all fronts, from units and availability of skilled labor, to reliable and experienced suppliers and building partners, to financing, and to the ability to rapidly issue permits and obtain the necessary approvals to deliver units.

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

Also, on September 20, 2019, Roberto Luz Portella resigned from his position as Chief Executive Officer and Investor Relations Officer. Following his resignation, on September 23, 2019, the Board of Directors appointed André Luis Ackermann as Investor Relations Officer cumulating with his former responsibilities as Chief Financial Officer.

On December 27, 2019, we concluded the sale of our remaining 21.20% stake in Alphaville for R$100 million, which was paid through the offsetting of certain credits and the delivery of assets. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

At a Board of Directors meeting held on February 2, 2020, Mr. Roberto Luz Portella tendered his resignation as a member of the Company’s Board of Directors. At the same meeting, Mr. João Antônio Lopes Filho was elected as the new member of the Company’s Board of Directors.

On March 2, 2020, with the aim to strengthen our executive team, our Board of Directors approved a new organizational structure and elected the following three new Executive Officers: (i) Guilherme Augusto Soares Benevides as Chief Operations Officer and Vice-president of Operations; (ii) Fábio Freitas Romano as Assistant Vice-president of Operations; and (iii) Ian Masini Monteiro de Andrade as Chief Financial Officer and Investor Relations Officer and Vice-president of Management and Finance.

On March 27, 2020, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders, that was confirmed by the General Shareholders Meeting held on April 30, 2020. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 10,327,558 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on May 4, 2021. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares,” for further information.

On March 2, 2020, the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of UPCON into the Company. On April 30, 2020 all required approvals were obtained, and UPCON became a wholly-owned subsidiary of Gafisa.

Since March 2020, the COVID-19 pandemic has spread across Brazil and other countries, and governments have implemented a series of measures including travel restrictions and quarantines to contain COVID-19, which has adversely affected the real estate industry in the regions where we operate. The duration and severity of the COVID-19 pandemic in Brazil and globally is still uncertain, which may further delay the recovery of the real estate industry and negatively impact it. As of the date of this annual report, we have not suffered a significant increase in customer default or a reduction in sales volume. Moreover, the construction of our projects continue to be on schedule. However, due to the COVID-19 pandemic, we have postponed launches planned for the second quarter and the second half of 2020. Accordingly, considering the scenario of uncertainty as to when the COVID-19 pandemic will end and normal economic activity will resume, as well as the negative impacts the COVID-19 pandemic will have on Brazil’s economy, management has, as of the date of this annual report, evaluated the effects of COVID-19 on our business, including on our projections of profit or loss and cash generation based on our best estimates, and has concluded that there is no need to recognize additional loss allowance, and that there is no material adverse effect on our operations. Given the uncertainty surrounding COVID-19, we are going to continue to monitor the COVID-19 pandemic to continually update our projections and analysis on any effect on our financial information, and we cannot currently estimate the impact that COVID-19 will have on our 2020 financial performance and cash flows.

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

F.       Disclosure of Contractual Obligations

The table below presents the maturity of our significant contractual obligations as of December 31, 2019. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	533.1	426.1	107.0	—	—
Debentures	197.5	158.2	39.3	—	—
Interest(1)	128.7	64.6	60.4	3.7	—
Real estate development obligations(2)	488.0	296.4	191.4	0.2	—
Obligations for land purchase	208.3	115.2	73.6	19.5	—
Credit assignments	40.3	20.5	15.3	3.6	0.9
Obligations from operating leases	9.6	2.1	4.4	3.1	—
Other accounts payable	144.6	135.5	9.1	—	—
Total	1.750.1	1.218.6	500.5	30.1	0.9

_________________

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2019. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2019, the amount of “real estate development obligations” related to units launched but not sold was R$178.5 million.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$153.0 million and R$123.9 million in current and non-current liabilities, respectively, as of December 31, 2019.

G.       Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors:

Name	Age	Position	Election Date	Term of Office(1)

Leo Julian Simpson (2)	64	Chairman	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Antonio Carlos Romanoski (2)	74	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Thomas Cornelius Azevedo Reichenheim (2)	73	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Nelson Sequeiros Rodriguez Tanure (2)	68	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
João Antonio Lopes Filho	56	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Eduardo Larangeira Jácome	64	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Denise dos Passos Ramos	44	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Gilberto Benevides	68	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021

_________________

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

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

Nelson Sequeiros Rodriguez Tanure. Mr. Nelson Sequeiros Rodriguez Tanure is Chief Executive Officer of Docas Investimentos S.A. He has been an investor of PETRO RIO S.A. since 2013, and he acquired Editora Pesos S.A. in 2006. He entered into a usufruct agreement for the Jornal do Brasil, Gazeta Mercantil and Forbes magazine brands in 2001. Mr. Tanure acquired control of Docas S.A. and of its subsidiaries Boavista S.A. and Boavista Trading in 1999, and he incorporated ISHIBRAS, forming the company Indústrias Verolme-Ishibras S.A. in 1994. He served as Chairman of the Board of Directors of SADE VIGESA S.A. (a union of South American Engineering and Villares equipment) in 1991, and he acquired EMAQ VEROLME ESTALEIROS S.A. (a merger of EMAQ Engenharia e Máquinas S.A. and Verolme Shipyard) in 1989. In 1983, he founded Representação e Comércio Internacional Ltda., a Brazilian trading and holding company which is the controlling shareholder of Serviços de Engenharia e Equipamentos S.A. and Engenharia e Máquinas S.A. He holds a degree in Business Administration from the Federal University of Bahia in 1975, and he graduated from the Institut des Hautes Etudes de Development Economique et Social - Université Paris I in 1976. He holds a specialization from the Owner / President Management Program at Harvard Business School.

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

João Antonio Lopes Filho. Mr. João Antonio Lopes Filho was the founding partner of Portcapital and manager of the Aespoespacial Fund. He was a partner at Banco Fator S.A. from 1994 to 2008, responsible for the Corporate Finance, Mergers and Acquisitions, Capital Markets and Private Equity division. He was responsible for the Venture Capital Fund between 1999-2006 (Santa Catarina Emerging Companies Fund). He was a member of the Board of Directors of Trafo Equipamentos Elétricos SA from 2003 to 2007. He was Managing Partner of Trevisan Auditores Independentes, having developed the Mergers, Acquisitions and Privatizations Advisory Area and coordinated the Human Resources, Productivity, Quality Advisory Areas and Training. He was an auditor at Price Watherhouse, having participated in audits at large banks and multinational companies. He holds a degree in Economic Sciences from Universidade Mackenzie and Fund Manager at CVM.

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

Denise dos Passos Ramos. Mrs. Ramos has over 20 years’ experience in the real estate sector, including as a lawyer at Banif – Banco Internacional do Funchal (Brasil) S.A. and as Operating Legal Advisor to the Legal Office of Ipiranga Produtos de Petróleo S.A. She was also head of the legal department of Petroflex Indústria e Comércio S.A., a company of the Lanxess Energizing Chemistry group. She is currently Chief Executive Officer at Alberta Albko Ltda. Mrs. Ramos holds a Law degree from Universidade Federal do Rio de Janeiro and completed an MBA in Business Management from Fundação Getúlio Vargas. Also, Mrs. Ramos completed graduate programs in Contractual Law from Fundação Getúlio Vargas and Environmental Law from Pontifícia Universidade Católica do Rio de Janeiro.

Gilberto Benevides Mr. Gilberto Benevides has more than 40 years’ experience in the construction and real estate sector. He worked at Company S.A. from 1984 to 2008, including between 2006 and 2008 when Company S.A. was a publicly traded company, and was part of the management team of Company S.A. from 2008 to 2010. Since 2010, he has served as an officer for UPCON Incorporadora S.A. He graduated with a degree in Civil Engineering from Mackenzie University, and a post-graduate degree in Business Management from Mackenzie University.

The table below shows the names, positions, and terms of office of our executive officers:

Name	Age	Position	Election Date	Term of Office
André Luis Ackermann	42	Statutory Director	March 02, 2020	March 02, 2023

Ian Andrade	43	Investors Relations and Chief Financial Officer	March 02, 2020	March 02, 2023

Guilherme Benevides	38	Chief Operational Officer	May 17, 2019	May 16, 2022

Cauê Cardoso	37	Statutory Director	January 28, 2020	January 28, 2023

Guilherme Luis Pesenti	36	Statutory Director	January 28, 2020	January 28, 2023

Luiz Fernando Ortiz	42	Statutory Director	January 28, 2020	January 28, 2023

Fabio Freitas Romano	45	Statutory Director	March 02, 2020	March 02, 2023

Saulo Nunes	54	Statutory Director	March 02, 2020	March 02, 2023

The business address of each of our executive officers is Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil.

Our Relationship with our Executive Officers and Directors

As of December 31, 2019, our board of officers in the aggregate held 0.0137% of our share capital and our board of directors in the aggregate held a 0.0107% direct or indirect interest in our share capital. As of December 31, 2019, there were no material agreements entered into by us with any members of our board of directors or with any member of our board of officers, other than those pertaining to their roles within the Company. As of December 31, 2019, some of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

For each of 2019, 2018 and 2017

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2019, 2018 and 2017, the aggregate compensation we paid to the members of the board of directors was R$0.9 million, R$1.5 million and R$2.0 million, respectively.

For each of 2019, 2018 and 2017, the aggregate compensation we paid to the members of the fiscal council was R$112 thousand, R$219 thousand and R$243 thousand, respectively.

For each of 2019, 2018 and 2017, the aggregate compensation we paid to the executive officers was R$ 7.0 million (net of bonuses for Gafisa executive officers), R$5.4 million (net of bonuses for Gafisa executive officers) and R$7.7 million (net of bonuses for Gafisa and Tenda executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs.

Approximately 40% of the total compensation paid to Gafisa officers is variable. For the year ended December 31, 2019, 2018 and 2017, there were no payment related to short-term bonuses (Gafisa only).

For each of 2019, 2018 and 2017, the individual compensation we paid to members of our board of directors (fixed compensation), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2019	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	10	3	6
Annual highest individual compensation (in R$)	105,067	39,200	700,000
Annual lowest individual compensation (in R$)(2)	36,667	24,000	225,000
Annual average individual compensation (in R$)	85,333	30,200	333,000

_________________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2018	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	5.5	2.83	4.5
Annual highest individual compensation (in R$)	182,698	72,000	842,400
Annual lowest individual compensation (in R$)(2)	48,220	28,409	26,200
Annual average individual compensation (in R$)	91,193	51,600	286,534

_________________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2017	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	7.00	3.00	5.17
Annual highest individual compensation (in R$)	365,141	81,000	2,428,107
Annual lowest individual compensation (in R$)(2)	234,058	81,000	2,428,107
Annual average individual compensation (in R$)	290,236	81,000	1,485,097

_________________

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers who served an entire year and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

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

Under Brazilian corporate law, a company’s board of directors must have at least three members. Our bylaws provide for a board of directors of up to nine members, from which at least 20% or two members, whichever is greater, shall be independent members, as determined by the Listing Rules of the Novo Mercado. Our directors are elected at our annual general shareholders’ meeting for a two-year term of office, with reelection permitted, and are subject to removal at any time by our shareholders at a shareholders’ general meeting. Although the Listing Rules of the Novo Mercado require at least 20% or two independent members, our board of directors currently has seven independent members, out of a total of eight members.

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of eight members: André Luis Ackermann, Saulo Nunes, Ian Monteiro de Andrade, Guilherme Augusto Soares Benevides, Cauê Cardoso, Guilherme Luis Pesenti e Silva, Luiz Fernando Ortiz, and Fabio Freitas Romano.

The CFO/IRO and the COO submit the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries to the approval of the board of directors. They enact these plans and develop our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors. Together with the other officers, they also supervises and coordinates our activities. The officer in charge of investor relations supplies our financial information to investors, the CVM and the B3, and is also responsible for keeping an updated register based on the applicable regulations.

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

D.       Employees

As of December 31, 2019, we had 215 employees at Gafisa across the following states:

States	Gafisa Number of Employees
Rio de Janeiro	1
São Paulo	214
Total	215

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2019	98	90	8	19	215
2018	234	127	26	35	422
2017	242	213	60	131	646
2016(1)	1,244	500	151	565	2,460
2015	1,297	499	167	387	2,350

_________________

*	For the years ended December 31, 2017, 2018 and 2019, the numbers presented refer to the employees of Gafisa, and do not refer to the employees of Tenda.

(1)	Total number includes 1,684 Tenda employees, of which 917 were allocated in Operations, 236 in Administration and Finance, 61 in Business Development and 470 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that approximately 775 outsourced professionals are providing services to Gafisa across Brazil, all in the Southeast region of Brazil.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2019, establishing a salary adjustment of 5.07% as of May 2019. This collective bargaining agreement became effective in May 2019 and will expire in April 2020. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in May 2019, establishing a salary adjustment of 3.5% as of May 2019. This collective bargaining agreement became effective in May 2019 and expired in April 2020. As of the date of this annual report, we are negotiating the collective bargaining agreements for our employees in the states of São Paulo and Rio de Janeiro related to 2020.

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

E.       Share Ownership

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect. interest of greater than 5% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2019, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Denise dos Passos Ramos	Member of the Board of Directors	555
Thomas Cornelius Azevedo Reichenheim	President of the Board of Directors	5,000
Andre Luis Ackermann	Statutory Director	10,000
Luiz Fernando Ortiz	Statutory Director	3,112
Guilherme Luis Pesenti e Silva	Statutory Director	80,000
Saulo Nunes de Aquino Filho	Statutory Director	5,800

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

As of the date of this annual report, options to purchase 161,068 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 100,254 “B” options. Out of the total options granted, 10,412 have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 264,570 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, 6,907 have been acquired, expired or cancelled pursuant to such program.

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

After the vesting period of 4 years, the options may be exercised in whole or in part as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and 20% remaining as of March 30, 2024. The price set for the 2018 Program was R$15.00.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	77,852	17.01	August 2025
May 2013 (Standard SOP) (1)	101,612	21,210	28.29	May 2027
March 2014 (Restricted Type A) (1)	198,850	174,835	23.76	March 2020
March 2014 (Restricted Type B) (1)	124,651	70,109	0.09	March 2020
April 2015 (Standard SOP) (Gafisa)	264,570	276,758	16.16	April 2021
April 2016 (Standard SOP) (Gafisa)	163,900	176,221	19.40	April 2022
March 2018 (Standard SOP) (Gafisa)	2,685,474	433,398	15.00	March 2025
Total		1,230,383
_________________

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017 and other adjustments.

2019 Programs

No stock option program was approved in 2019 for executives and key employees.

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

Shareholders	Shares	(%)
Board of Directors	16,428	0.0137%
Treasury shares	2,981,052	2.4842%
Planner Group	36,344,327	30.2869%
Public Float	80,658,193	67.2152%
Total	120,000,000	100.00%

We had a total of 37 record shareholders located in the United States. We are not aware of any shareholders’ agreement currently in force with our main shareholder.

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

As of and for the years ended December 31, 2019, 2018 and 2017, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the years ended December 31, 2019, 2018 and 2017, there were no units sold to management members, and the amount receivable R$0.2 million as of December 31, 2017. There was no amount receivable as of December 31, 2018 and 2019.

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

Civil Claims

As of December 31, 2019, we were a party on 4,420 civil claims, totaling R$685.1 million. Of these claims, we were the plaintiff in 214 actions and the defendant in 4,206 actions, with aggregate amounts of R$30.8 million and R$654.2 million, respectively. Most of these civil claims involve ordinary course of business matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We have also minority civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2019, the provisions related to civil claims include R$13.4 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$26.4 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2019, the provision for our civil claims amounted to R$239.5 million.

Environmental Claims

As of December 31, 2019, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

In Case No. 0020654-60.2011.4.01.3200, federal prosecutors (Ministério Público Federal) argue that the company has built one of the towers of “Riviera da Ponta Building” on Federal Government property, next to a riverbank. The federal prosecutors claimed R$88.3 million in damages, comprising both environmental liability for construction in an allegedly “protected area” and payoff for the property. We estimate the probability of the Company to be sentenced to pay R$88.3 million as remote because we believe that the federal prosecutors’ computations to get this number are unreasonable, since neither the value nor the extension of the area supposedly invaded are accurate.

As of December 31, 2019, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2019, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$142.8 million. As of December 31, 2019, the provision for tax liabilities amounted to R$2.7 million. In addition, we have deposited R$40 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a party are described below.

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

In 2019, we had favorable decisions in part of these proceedings, which canceled debts of around R$1.5 million.

In addition, the municipalities of Rio de Janeiro, Niterói, São Paulo and Santo Andre have issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings is R$11 million.

We filed a lawsuit against the Brazilian Internal Revenue (Receita Federal) to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2019, we had deposited R$19 million with the court in connection with the lawsuit, which is pending a final decision.

We are also party to three proceedings with the Brazilian Internal Revenue (Receita Federal) related to taxes in connection with our stock options plans, which the Brazilian Internal Revenue (Receita Federal) alleges that we owe. The total amount of the proceedings is R$38 million, and we have filed our defenses to dismiss these proceedings as we believe we do not owe these taxes. As of the date of this annual report, the proceedings are still pending and no provisions have been made.

Labor Claims

As of December 31, 2019, we were a defendant in 1,652 labor claims resulting from our ordinary course of business, of which approximately 90% were filed by outsourced workers and approximately 10% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2019, the total value involved in the labor claims filed against us was approximately R$107 million. As of December 31, 2019, the provision for labor claims amounted to R$34.7 million.

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

The Company requested the filing of an Arbitration Procedure before the Mediation and Arbitration Center of the Brazil-Canada Chamber of Commerce, on July 31, 2018, against Yogo Participações and Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fund of Investments and Holdings and Polo Capital Real Estate Gestão de Recursos Ltda. as Yogo shareholders; and Comasa - Construtora Almeida de Martins Ltda., in connection with alleged breaches of certain contractual obligations. As of the date of this annual report, the arbitration is ongoing. The initial provision for this proceeding was R$12,617,783.34. As of the date of this annual report, Gafisa is seeking the current address of Comasa to notify it of the proceeding in accordance with the order of the CAM-CCBC President.

·	Arbitration BKO:

In October 2013, Gafisa, SPE 111 and SPE 81 filed an arbitration proceeding against BKO alleging: (i) a default by BKO under the London Ville, Avant Garde and Vittá construction contracts, due to (i.a.) non-compliance with the physical schedule of the works, and (i.b.) overflow of the maximum guaranteed price / target cost and / or constructive defects; (ii) unilateral and unjustified termination by BKO of the Avant Garde and Vittá construction contracts; and (iii) the unenforceability of invoices issued by BKO under the construction contracts of Avant Garde and Vittá. BKO claims (i) in relation to the London Ville venture, that Gafisa failed to comply with the MOU signed between the parties to complete the work; (ii) in relation to the Avant Garde project, that Gafisa never paid the contractual bonus that BKO would be entitled since it has achieved the Target Cost stipulated in the first phase of the construction contract, which affected the second phase of the contract; (iii) in relation to the Vittá venture, that Gafisa ceased to pay for the work, which led to the termination of the contract. During the evidence stage of the proceedings, an accounting and engineering examination was commissioned. The expert examination was completed and, following the hearing of witnesses that took place on May 9, 2019 and May 10, 2019, the parties presented their final arguments. On November 12, 2019, the arbitration court ruled partially in favor of Gafisa in order to recognize most of the pleadings. The court also granted part of BKO’s pleadings. However, the decision needed to be clarified, so Gafisa filed a motion for clarification on November 18, 2019. BKO also filed a motion for clarification on November 20, 2019. Both motions were partially granted and accordingly, Gafisa’s credit represents R$66.4 million, which is fully recorded in our financial statements, and BKO’s credit represents R$0.9 million.

In parallel, taking into account possible deviations of capital and assets by BKO, Gafisa requested the seizure of R$59,949,330.66, and the Arbitral Tribunal granted the seizure of 5% (five percent) of BKO’s net sales and credits arising from a lawsuit filed by BKO (Case file No. 1068081-53.2015.8.26.0100). The seizure of net sales was later replaced by an attachment over more than 20 real estate properties belonging to BKO and some affiliated companies. The affiliated companies filed a motion to dismiss the attachment over their assets. The lower court granted the plaintiffs’ request in limine. In response, Gafisa filed an appeal to the Court of Appeals in order to reestablish the attachment. On February 14, the court of appeals upheld Gafisa’s appeal, and the attachment was re-established. As of the date of this annual report, the attachment is pending execution by the respective real estate officer.

As of December 31, 2019, we had not made any provisions for our arbitration claims.

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

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

·	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2019, there was no amount allocated to our legal reserve.

·	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. This statutory reserve is established in accordance with our bylaws as an investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2019, there was no amount allocated to our statutory reserve.

·	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs, whose value can be estimated. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2019, there was no amount allocated to our contingency reserve.

·	Non-realized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, the excess may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the non-realized profit reserve must be paid as mandatory dividends when those “non-realized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2019, there was no amount allocated to our non-realized profit reserve.

·	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2019, there was no amount allocated to our retained earnings reserve.

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

In 2019, we did not distribute any dividends related to fiscal year 2018.

B.       Significant Changes

None.

ITEM 9. THE OFFER AND LISTING

A.       Offer and Listing Details

Our common shares started trading on the B3 on February 17, 2006 and the ADSs started trading on the NYSE on March 16, 2007. The last day for trading of our ADSs on the NYSE was December 14, 2018.

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

B.       Plan of Distribution

Not applicable.

C.       Markets

Our common shares are listed on the B3 under the symbol “GFSA3,” and they trade OTC under the symbol “GFSAY.”

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The B3 is significantly less liquid than other major exchanges in the world. As of December 31, 2019, the average daily trading for all companies listed on B3, the only Brazilian stock exchange, represented approximately R$4.3 billion, according to B3 data. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Issued Share Capital

As of December 31, 2019, our share capital was R$ 2.926.280.318,14, all of which was fully subscribed and paid-in. Our share capital was comprised of 120,000,000 registered, book-entry common shares, without par value. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 120,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the B3 for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

On March 15, 2019 the Company received a letter signed by Planner Corretora de Valores S.A. and Planner Redwood Asset Management Administração de Recursos Ltda. (both jointly known as “Planner”), in the capacity of administrators of investment funds holding 18.55% of the Company’s capital stock, requesting the Board of Directors of the Company to convene an Extraordinary General Meeting (“EGM”) pursuant to article 123 of the Brazilian Corporation Law to increase the Company’s authorized capital, from the then 71,031,876 (seventy-one million, thirty-one thousand, eight hundred and seventy-six) common shares to 120,000,000 (one hundred and twenty million) common shares, with the consequent amendment of article 6 of the Company’s Bylaws. The Meeting was held on April 15, 2019, and the Shareholders approved the increase in the authorized capital to 120,000,000.

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

The Novo Mercado rules require companies to provide information on the number of shares held by the controlling shareholder, if any, in addition to other information required by the Listing Rules of the Novo Mercado. Companies are also required to give more disclosure regarding related party transactions in which a company may be involved. The Listing Rules of the Novo Mercado also require companies to prepare and disclose to B3 and to the market a Securities Negotiation Policy applicable at least to the company, its controlling shareholders, directors, officers, members of the fiscal council and members of other committees, as well as a Code of Conduct establishing the company’s principles and values regarding its relationship with its management, employees, service providers and any person or entity with which the company maintains any relation. Pursuant to Novo Mercado rules, the company also needs to structure and disclose a process for evaluating the board of directors, its committees and officers.

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

Policy for the Trading of Our Securities

On, March 26, 2020, our board of directors approved the third amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which was approved on July 15, 2009, and establishes the following procedures regarding the policy for the trading of our securities:

·	any person with knowledge of the material transaction or event involving our company, who have signed the compliance statement and became aware of the information that has yet to be disclosed to the market, especially those parties with a commercial, professional or trust-based relationship with the Company, including independent auditors, securities analysts, consultants and securities brokers or dealers , are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or trading performed by Bound Parties when carried out in accordance with an Individual Investment Plan.. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

·	trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions;

·	the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

·	the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

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

Purchases by us of our own Shares

Purchases by us of our own shares are regulated by CVM Rule No. 567 of September, 2015. The rule requires us to obtain the prior approval of our shareholders in connection with a purchase by us of our own shares if such purchase:

·	is conducted outside an organized securities markets and results, whether in a single transaction or by a series of transactions, in us acquiring more than 5% of the type or class of shares in circulation over a period of 18 months;

·	is conducted outside an organized securities markets and is for a price that is, (i) in the case of an acquisition of shares, more than 10% greater than the market quotation for such shares, or (ii) in the case of a disposal of shares, more than 10% lower than the market quotation for such shares;

·	aims to change or preserve the composition of the controlling stock or the administrative structure of the company; or

·	is conducted outside an organized securities markets with a related party.

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

On September 28, 2018, our Board of Directors approved the opening of the Company’s share buyback program with the objective of generating value for the Company’s shareholders. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 3,516,970 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ended on October 1, 2019.

On March 27, 2020, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders, that was confirmed by the General Shareholders Meeting held on April 30, 2020. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 10,327,558 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on May 4, 2021. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. See “Item 10. Additional Information—B. Memorandum and Bylaws—Purchases by us of our own Shares,” for further information.

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

On October 21, 2019, we informed our shareholders and the market that we entered into a Purchase and Sale, Stock Redemption, Corporate Restructuring Agreement with Alphaville Urbanismo S.A., Private Equity AE Investimentos e Participações S.A. and affiliates of PEAE, setting forth the terms and conditions for the divestment of our shares in Alphaville. On December 27, 2019, we concluded the divestment sale of our remaining 21.20% stake in Alphaville for R$100 million, which was settled by offsetting certain credits and the receipt of the investee shares against assets, measured at fair value. This transaction is in line with the Company’s strategy to optimize and improve the Company’s portfolio and capital allocation, aiming at creating value for our shareholders.

On April 30, 2020, at our Annual and Extraordinary Shareholders’ Meeting, the following matters were approved in relation to the purchase and sale of UPCON Incorporadora S.A.’s shares: (i) the acquisition by Gafisa of the entire share capital of UPCON; (ii) an increase in the Company’s share capital of R$310.0 million; (iii) the issuance of two series of debentures convertible into common shares to cover the transaction with UPCON, in the total amount of R$150.0 million; (iv) changes in the composition of the Board of Directors, which will have seven to nine members; (v) the election of members to the Board of Directors; and (vi) approval of a plan to repurchase the Company’s shares, up to a limit of 10,327,558 shares to be acquired by the Company.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences to U.S. Holders described herein of owning and disposing of common shares or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to hold such securities. The discussion applies only to the U.S. Holders described below that hold common shares or ADSs as capital assets for U.S. federal income tax purposes. This discussion does not address any alternative minimum tax or Medicare contribution tax considerations, nor does it address all of the tax consequences applicable to all categories of investors that may be subject to special rules, such as:

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

Taxation of Distributions

Distributions, if any, paid on ADSs or common shares (including any amounts that are treated as interest on shareholders’ equity for Brazilian tax purposes and any Brazilian withholding taxes deducted from distributions), other than certain pro rata distributions of ordinary shares, will generally be treated as dividends to the extent paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. Because the Company does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to you as dividends.

In general, dividends paid by certain “qualified foreign corporations” to non-corporate persons may be taxed at a preferential rate, subject to applicable limitations. However, if a non-U.S. corporation is not entitled to the benefits of a comprehensive income tax treaty with the United States, dividends paid by such corporation will qualify for the preferential rate only with respect to stock that are “readily tradable on an established securities market in the United States.” In 2003 the Internal Revenue Service (“IRS”) issued a notice, according to which common stock, or American depositary shares in respect of such stock, are considered as readily tradable on a U.S. established securities market if they are listed on certain national U.S. securities exchanges specified in the notice, such as the NYSE or NASDAQ. The IRS notice indicates that the IRS continues to consider whether, and under what conditions, the preferential rate may apply also to securities readily tradable on other securities trading platforms, such as trading over the counter. However, to date no additional trading markets have been identified by the Treasury or the IRS as qualifying markets for these purposes. Therefore, because our ADSs were delisted from the NYSE on December 17, 2018, non-corporate U.S. Holders should expect that for as long as our ADSs continue to be delisted from a qualified national U.S. exchange, dividends will be reported to them by withholding agents as not qualifying for the preferential rates.

The amount of a dividend will include any amounts withheld by the Company in respect of Brazilian taxes on the distribution. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in your income on the date of your, or in the case of ADSs, the depositary’s, receipt of the dividend. The amount of any dividend income paid in reais will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of such receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the amount of such dividend is converted into U.S. dollars after the date of such receipt. See also “—Brazilian Tax Considerations—Tax on Foreign Exchange and Financial Transactions” for a discussion of the Brazilian tax consequences of a conversion of reais into U.S. dollars.

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

The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the common shares or ADSs disposed of, in each case as determined in U.S. dollars. If a Brazilian tax is withheld on the sale or disposition of common shares or ADSs, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of the Brazilian tax. See “—Brazilian Tax Considerations—Gains” for a description of when a disposition may be subject to taxation by Brazil. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. Consequently, you will not be able to credit any Brazilian income tax imposed on such gains against your U.S. federal income tax liability unless you have other creditable taxable income from foreign sources in the appropriate foreign tax credit basket. You should consult your tax adviser as to whether any Brazilian tax on gains would be creditable against your U.S. federal income tax on foreign-source income from other sources.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a PFIC for U.S. federal income tax purposes for its 2019 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

If the Company were a PFIC for any taxable year during which a U.S. Holder held common shares or ADSs, gain recognized by a U.S. Holder on a sale or other disposition (including, under certain circumstances, a pledge) of the common shares or ADSs would be allocated ratably over the U.S. Holder’s holding period for the common shares or ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on the amount allocated to that taxable year. Further, to the extent that any distribution received by a U.S. Holder on its common shares or ADSs exceeds 125% of the average of the annual distributions on common shares or ADSs received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment of the common shares). If we are a PFIC for any taxable year during which a U.S. Holder owned our shares, the U.S. Holder will generally be required to file Internal Revenue Service Form 8621 with their annual U.S. federal income tax returns, subject to certain exceptions. You should consult your tax adviser to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in your particular circumstances.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain U.S. Holders who are individuals (and certain specified entities) may be required, subject to certain exceptions, to report information relating to their ownership of securities of a non-U.S. person, or non-U.S. accounts through which the securities are held. You should consult your tax adviser regarding the effect, if any, of these rules on your ownership and disposition of common shares or ADSs.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2019:

	As of December 31, 2019
	Expected Maturity Date
	Total	2019	2020	2021	2022 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	197.5	158.2	23.1	11.2	5.0	CDI/IPCA	278.7
Average interest rate	8.60%	8.40%	8.98%	9.66%	10.08	—	—
Loans and financing (working capital)	76.9	30.9	42.2	3.8	—	CDI	78.3
Average interest rate	10.18%	9.98%	10.57%	—	—	—	—
Loans and financing — SFH	456.2	395.2	61.0	—	—	TR/CDI	464.6
Average interest rate	11.90%	11.70%	12.30%	—	—	—	—
Total loans, financing and debentures	730.7	584.3	126.3	15.1	5.0	CDI/IPCA/TR	—
Real estate development obligations(2)	488.0	296.4	166.5	24.9	0.2	INCC	488.0
Obligations for purchase of land	208.3	115.2	40.2	33.4	19.5	INCC	208.3
Total	1,465.8	1,034.8	333	73.3	24.7	—	1,517.9
Assets:
Cash and cash equivalent	12.4	12.4	—	—	—	CDI	12.4
Marketable securities (current and non-current)	401.9	401.9	—	—	—	CDI	401.9
Receivables from clients	557.5	445.3	93.8	5.1	13.3	INCC/IGP-M	557.5
Receivables from clients(2)	437.7	291.1	146.1	0.2	0.3	INCC/IGP-M	437.7
Total client receivables	995.2	736.4	239.9	5.3	13.6	—	995.2
Total	1,409.5	1,150.7	239.9	5.3	13.6	—	1,409.5

_________________

(1)	See Notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2019, the annualized index was 5.96% for CDI, 0% for TR, 4.15% for INCC, 4.31% for IPCA and 7.32% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

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

Foreign Exchange Rate

During 2019, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2019, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave., New York, NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2019, we received from the depositary of our ADSs approximately US$96,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

(a) Evaluation of Disclosure Controls and Procedures

Our management, including our Principal Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based upon our evaluation, our Principal Executive Officer and our Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting described below, as of December 31, 2019 our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Principal Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

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

Material Weaknesses in Internal Control over Financial Reporting

Management, including our Principal Executive Officer and CFO, assessed the Company’s internal control over financial reporting using the criteria set forth by the COSO (2013) framework. Based on the evaluation under these criteria, management determined, based upon the existence of the material weaknesses described below, that we did not maintain effective internal control over financial reporting as of the Evaluation Date.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2019, we identified the material weaknesses described below.

The accuracy and completeness of information about contingent liabilities: Monitoring controls. The failure to maintain effective controls designed to ensure the accuracy and completeness of information about contingent liabilities. This deficiency did not result in a misstatement of the 2019 financial statements but resulted in controls relating to compliance with Company policies and procedures for evaluating the measure provisions related with the existent claims against the Company that were not fully effective.

Information Technology (“IT”): Monitoring controls. The controls related to operation of information technology (“IT”) general controls in the areas of access security, program change management and computer operations (“IT General Controls”) have developed, but haven't reach a sufficient standard. This deficiency did not result in a misstatement of the 2019 financial statements, but showed that manual controls that rely on data produced by and maintained within these IT system applications and automated controls within these IT system applications were not fully effective. COAUD has requested the administration a fast implementation of the information technology ("IT") development plan, which it committed to it throughout 2020.

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

Remediation of Prior Material Weaknesses

During our management’s assessment of internal control over financial reporting as of December 31, 2018, our management identified 4 (four) material weaknesses, 2 (two) of which were remediated. The material weaknesses were that we did not design, establish or maintain effective controls over Loan and Financing agreements, which affected certain contractual terms in loan and financing agreements resulting in the possibility of acceleration of some debts and the Internal Audit function as the Company did not maintain at year-end an internal audit function enough to monitor control activities and to execute timely the management’s self-assessment over internal control.

During 2019, we implemented and reinforced controls to ensure procedures over:

·	Loan and Financing agreements: Restrictive clauses in financing contracts and on mitigating similar situations are now analyzed in a regular basis, where the management informs that reinforced several procedures, such as: (i) Directives stipulated in the contract are regularly monitored and checked with control reports by the manager of structured operations – a new executive hired by Gafisa on August 2019 (ii) The position of the financing agreements are presented in an internal committee in order to evaluate their position and define strategies for future action

·	Internal Audit area: The maintenance of an internal audit area by contracting a new manager for the area in February 2019, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for Internal Controls, Risks Management, and Internal Audit. The Internal Audit area remains as responsible for an independent and objective evaluation of processes, risks management, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

Therefore, based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2019.

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

The accuracy and completeness of information about contingent liabilities: The management reinforces its commitment to maintain controls to ensure the accuracy and completeness of information about contingent liabilities by contracting a new manager for the area in February 2020, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for the management of its legal processes to reconcile any discrepant information. This movement also includes a new version of its legal management software, orientation of all service provider offices, including new ones that have assumed substantial portfolios, in order to reinforce the need for all actions accompanied by them to be evaluated in a timely manner in order to corroborate the integrity of the data used for the evaluation of their contingencies.

Information Technology (“IT”): Our Management is concentrating efforts on readjusting the design of controls in the information technology environment, updating policies and monitoring and reviewing operational controls.
We are implementing the following corrective measures in response to the deficiency related to the management of users and access rights:
• Review and improvement of automated rules related to access management;
• Map and review all critical functions, as well as access to transactions and permissions for users.

Improvement of our compensatory controls, related to the segregation of functions in ERP transactions and the expansion of the set of monitors and their respective automated reports already developed and used to identify, monitor and treat any conflict that materializes, expanding them where there is a risk and occurrence of technically justified conflicts.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2019, has been audited by BDO Auditores Independentes an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F on pages F-2 and F-3.

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

The Audit Committee convened 7 times in 2019. The Audit Committee currently comprises Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello. Our board of directors has determined that Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello are each independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Gilberto Braga is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters”. The complaints can be submitted confidentially and anonymously at the whistleblower’s discretion. The “whistleblower channel” can be accessed through our intranet, website, specific phone number or a letter that may be forwarded to our headquarters to the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 950 issues were reported through our “whistleblower channel”, all of which related to personal conduct and information leaks and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by BDO RCS Auditores Independentes SS (“BDO”), PricewaterhouseCoopers (“PwC”) and KPMG Auditores Independentes (“KPMG”) for services performed in 2019 and 2018, and the remuneration for these services in each year.

	2019	2018
	(in thousands of reais)
Audit fees(1)	1,725	3,234
Audit related fees(2)	—	—
Tax fees(3)	—	—
Total	1,725	3,234

_________________

(1)	“Audit fees” are the aggregate fees billed by BDO, PwC and KPMG for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by BDO, PwC and KPMG during 2019 or 2018.

(3)	There were no “Tax fees” billed by BDO, PwC and KPMG during 2019 or 2018.

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

2.2.       Description of Securities registered under Section 12 of the Exchange Act*

4.1.       Merger of shares agreement dated November 9, 2009 between Gafisa S.A. and Construtora Tenda S.A., which is incorporated by reference to Exhibit 2.1 to our registration statement on Form F-4 filed with the Securities and Exchange Commission on November 13, 2009.

8.1.       List of Subsidiaries*

11.1.       Code of Business Conduct and Ethics (English), which is incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 18, 2008.

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

GAFISA S.A.
By:	/s/ Guilherme Benevides
	Name:	Guilherme Benevides
	Title:	Principal Executive Officer

By:	/s/ Ian Andrade
	Name:	Ian Andrade
	Title:	Chief Financial Officer

Date: June 22, 2020

Gafisa S.A.

Consolidated Financial Statements

December 31, 2019 and report of independent registered public accounting firm

Gafisa S.A.

Financial Statements

December 31, 2019

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

Material Weaknesses in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. During our assessment of internal control over financial reporting as of December 31, 2019, we identified the material weaknesses described below.

The accuracy and completeness of information about contingent liabilities:Monitoring controls. The failure to maintain effective controls designed to ensure the accuracy and completeness of information about contingent liabilities. This deficiency did not result in a misstatement of the 2019 financial statements but resulted in controls relating to compliance with Company policies and procedures for evaluating the measure provisions related with the existent claims against the Company that were not fully effective.

Information Technology (“IT”): Monitoring controls. The controls related to operation of information technology (“IT”) general controls in the areas of access security, program change management and computer operations (“IT General Controls”) have developed, but haven't reach a sufficient standard. This deficiency did not result in a misstatement of the 2019 financial statements, but showed that manual controls that rely on data produced by and maintained within these IT system applications and automated controls within these IT system applications were not fully effective. COAUD has requested the administration a fast implementation of the information technology ("IT") development plan, which it committed to it throughout 2020.

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

Remediation of Prior Material Weaknesses

During our management’s assessment of internal control over financial reporting as of December 31, 2018, our management identified 2 (two) material weaknesses. The material weaknesses were that we did not design, establish or maintain effective controls over Loan and Financing agreements, which affected certain contractual terms in loan and financing agreements resulting in the possibility of acceleration of some debts and the Internal Audit function as the Company did not maintain at year-end an internal audit function enough to monitor control activities and to execute timely the management’s self-assessment over internal control.

During 2019, we implemented and reinforced controls to ensure procedures over:

·	Loan and Financing agreements: Restrictive clauses in financing contracts and on mitigating similar situations are now analysed in a regular basis, where the management informs that reinforced several procedures, such as: (i) Directives stipulated in the contrac are regularly monitored and checked with control reports by the manager of structured operations – a new executive hired by Gafisa on August 2019 (ii) The position of the financing agreements are presented in an internal committee in order to evaluate their position and define strategies for future action

·	Internal Audit area: The maintenance of an internal audit area by contracting a new manager for the area in February 2019, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for Internal Controls, Risks Management, and Internal Audit. The Internal Audit area remains as responsible for an independent and objective evaluation of processes, risks management, check compliance with policies and procedures and verification of controls effectiveness and efficiency.

Therefore, based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2019.

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

The accuracy and completeness of information about contingent liabilities: The management reinforces its commitment to maintain controls to ensure the accuracy and completeness of information about contingent liabilities by contracting a new manager for the area in February 2020, and in parallel a number of steps have been taken in order to restructure the area, increasing governance staffing for the management of its legal processes to reconcile any discrepant information. This movement also includes a new version of it´s legal management software, orientation of all service provider offices, including new ones that have assumed substantial portfolios, in order to reinforce the need for all actions accompanied by them to be evaluated in a timely manner in order to corroborate the integrity of the data used for the evaluation of their contingencies.

Information Technology (“IT”): Our Management is concentrating efforts on readjusting the design of controls in the information technology environment, updating policies and monitoring and reviewing operational controls.

We are implementing the following corrective measures in response to the deficiency related to the management of users and access rights:

• Review and improvement of automated rules related to access management;
• Map and review all critical functions, as well as access to transactions and permissions for users.

Improvement of our compensatory controls, related to the segregation of functions in ERP transactions and the expansion of the set of monitors and their respective automated reports already developed and used to identify, monitor and treat any conflict that materializes, expanding them where there is a risk and occurrence of technically justified conflicts.

São Paulo, Brazil

June 22, 2020

By:	/s/ Guilherme Augusto Soares Benevides
	Name:	Guilherme Augusto Soares Benevides
	Title:	Chief Operational Officer

By:	/s/ Ian Monteiro de Andrade
	Name:	Ian Monteiro de Andrade
	Title:	Investor Relations and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of Gafisa S.A.

Opinion on Internal Control over Financial Reporting

We have audited Gafisa S.A. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as “the financial statements”) and our report dated June 22, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 financial statements, and this report does not affect our report on those financial statements.

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

June 22, 2020

/s/ BDO RCS Auditores Independentes SS

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of Gafisa S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gafisa S.A. (the “Company”) and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019 and 2018, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2019, in conformity with Brazilian accounting practices, applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (“CVM”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated June 22, 2020 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3.1 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective method in 2019.

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

June 22, 2020

/s/ BDO RCS Auditores Independentes SS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors Gafisa S.A.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting effective as of January 1, 2018 as issued by the Brazilian Accounting Standards Committee, Comitê de Pronunciamentos Contábeis (CPC), CPC 48 - Financial Instruments and CPC 47 - Revenue from Contracts with Customers, the consolidated statements of profit or loss, comprehensive income (loss), cash flows, changes in equity and value added for the year ended December 31, 2017 and the related notes, collectively, the consolidated financial statements. The 2017 consolidated financial statements before the effects of the adjustments to retrospectively apply the aforementioned change in accounting are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the aforementioned change in accounting, present fairly, in all material respects, the results of its operations and its cash flows for the years ended December 31, 2017, in conformity with accounting practices adopted in Brazil applicable to Real Estate entities.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting effective as of January 1, 2018 as issued by the Brazilian Accounting Standards Committee, Comitê de Pronunciamentos Contábeis (CPC), CPC 48 - Financial Instruments and CPC 47 - Revenue from Contracts with Customers and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

We have served as the Company’s auditor from 2013 to 2017.

São Paulo, Brazil

April 27, 2018

/s/ KPMG Auditores Independentes

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2019 and 2018

(In thousand of Brazilian Reais)

	Notes	2019	2018

Current assets
Cash and cash equivalents	4.1	12,435	32,304
Short-term investments	4.2	401,895	104,856
Trade accounts receivable	5	442,542	467,992
Properties for sale	6	799,099	890,460
Receivables from related parties	21.1	77,606	64,660
Prepaid expenses	—	1,860	2,668
Non-current assets held for sale	8.1	7,014	90,588
Other assets	7	67,395	42,283
Total current assets		1,809,846	1,695,811

Non-current assets
Trade accounts receivable	5	103,058	174,017
Properties for sale	6	279,207	198,941
Receivables from related parties	21.1	33,416	28,409
Other assets	7	166,916	95,194
		582,597	496,561

Investments in ownership interests	9	126,363	302,065
Property and equipment	10	14,159	20,073
Intangible assets	11	7,084	11,770
		147,606	333,908

Total non-current assets		730,203	830,469

Total assets		2,540,049	2,526,280

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2019 and 2018

(In thousand of Brazilian Reais)

	Notes	2019	2018

Current liabilities
Loans and financing	12	426,124	285,612
Debentures	13	158,179	62,783
Payable for purchase of properties and advances from customers	17	117,515	113,355
Payables for goods and service suppliers	—	95,450	119,847
Taxes and contributions	—	69,868	57,276
Salaries, payroll charges and profit sharing	—	12,291	6,780
Provision for legal claims and commitments	16	153,033	138,201
Obligations assumed on the assignment of receivables	14	20,526	25,046
Payables to related parties	21.1	64,384	56,164
Other payables	15	135,492	173,951
Total current liabilities		1,252,862	1,039,015

Non-current liabilities
Loans and financing	12	107,029	338,135
Debentures	13	39,346	202,883
Payable for purchase of properties and advances from customers	17	93,075	196,076
Deferred income tax and social contributions	19	12,114	49,372
Provision for legal claims and commitments	16	123,878	155,608
Obligations assumed on the assignment of receivables	14	19,835	32,140
Other payables	15	9,065	19,860
Total non-current liabilities		404,342	994,074

Equity
Capital	18.1	2,926,280	2,521,319
Treasury shares	18.1	(43,517)	(58,950)
Capital reserves and reserve for granting stock options	—	337,611	337,351
Accumulated losses	18.2	(2,338,964)	(2,308,403)
		881,410	491,317
Non-controlling interests		1,435	1,874
Total equity		882,465	493,191
Total liabilities and equity		2,540,049	2,526,280

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of profit or loss

Years ended December 31, 2019, 2018 and 2017

(In thousand of Brazilian Reais, except if stated otherwise)

	Notes	2019	2018	2017

Continuing operations
Net operating revenue	22	400,465	960,891	786,174

Operating costs
Real estate development and sales of properties	23	(282,684)	(846,169)	(906,486)

Gross profit		117,781	114,722	(120,312)

Operating (expenses) income
Selling expenses	23	(14,889)	(84,431)	(87,568)
General and administrative expenses	23	(68,314)	(78,379)	(150,235)
Income from equity method investments	9	(5,003)	(15,483)	(204,863)
Other income (expenses), net	23	(31,627)	(298,935)	(211,550)

Profit (loss) before finance income and expenses and income tax and social contribution		(2,052)	(362,506)	(774,528)

Finance expenses	24	(76,830)	(100,074)	(137,001)
Finance income	24	17,206	19,553	29,733

Loss before income tax and social contribution		(61,676)	(443,027)	(881,796)

Current income tax and social contribution		(1,984)	(3,349)	(2,832)
Deferred income tax and social contribution		37,259	25,100	25,932

Total Income tax and social contribution	19.i	35,275	21,751	23,100

Net income (loss) from continuing operations		(26,401)	(421,276)	(858,696)

Net income (loss) from discontinued operations		—	—	98,175

Loss for the year		(26,401)	(421,276)	(760,521)

(-)Attributable to:
Noncontrolling interests		(361)	(1,750)	(281)
Owners of the parent		(26,040)	(419,526)	(760,240)

Weighted average number of shares (in thousands)	27	68,584	41,147	26,891

Basic earnings (loss) per thousand shares - In Reais	27	(0.380)	(10.196)	(28.271)
From continuing operations		(0.380)	(10.196)	(31.922)
From discontinued operations		—	—	3.651

Diluted earnings (loss) per thousand shares - In Reais	27	(0.380)	(10.196)	(28.271)
From continuing operations		(0.380)	(10.196)	(31.922)
From discontinued operations		—	—	3.651

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of comprehensive income (loss)

Years ended December 31, 2019, 2018 and 2017

(In thousand of Brazilian Reais, except if stated otherwise)

	2019	2018	2017

Loss for the year	(26,401)	(421,276)	(760,521)

Total comprehensive income for the year, net of taxes	(26,401)	(421,276)	(760,521)

Attributable to:
Owners of the parent	(26,040)	(419,526)	(760,240)
Non-controlling interests	(361)	(1,750)	(281)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated statement of changes in equity

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
	Notes	Capital	Treasury shares	Reserve for capital and granting shares	Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balances at December 31, 2016		2,740,662	(32,524)	81,948	(995,712)	1,794,374	2,128	1,796,502

Capital decrease	18.1	(219,510)	—	—	(107,720)	(327,230)	—	(327,230)
Stock option plan	18.3	—	—	3,500	—	3,500		3,500
Treasury shares sold	18.1	—	3,435	—	(2,617)	818	—	818
Write-off discontinued operations (a)	—	—	—	—	—	—	2,000	2,000
Net loss for the year	—	—	—	—	(760,240)	(760,240)	(281)	(760,521)

Balances as of December 31, 2017		2,521,152	(29,089)	85,448	(1,866,289)	711,222	3,847	715,069

Capital increase	18.1	167	—	250,599	—	250,766	—	250,766
Stock option plan	18.3	—	—	1,304	—	1,304	—	1,304
Treasury shares sold	18.1	—	2,351	—	(1,525)	826	—	826
Share repurchase program	18.1	—	(32,212)		(21,063)	(53,275)	—	(53,275)
Recognition of reserves	—	—	—	—	—	—	(223)	(223)
Loss for the year	—	—	—	—	(419,526)	(419,526)	(1,750)	(421,276)

Balances as of December 31, 2018		2,521,319	(58,950)	337,351	(2,308,403)	491,317	1,874	493,191

Capital increase	18.1	404,961	—	(157)	—	404,804	—	404,804
Stock option plan	18.3	—	—	417		417	—	417
Treasury shares sold	18.1	—	141	—	7	148	—	148
Treasury shares cancelled	18.1	—	5,747	—	(5,747)	—	—	—
Treasury shares reissued	18.1	—	(20,671)	—	20,671	—	—	—
Share repurchase program	18.1	—	30,216	—	(19,452)	10,764	—	10,764
Recognition of reserves	—	—	—	—	—	—	(78)	(78)
Loss for the year	—	—	—	—	(26,040)	(26,040)	(361)	(26,401)

Balances as of December 31, 2019		2,926,280	(43,517)	337,611	(2,338,964)	881,410	1,435	882,845

(a)	Amount regarding the write-off of the debt balance of non-controlling interests related to Construtora Tenda S.A, in view of the spin-off of the Companies (Note 8.2),

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated cash flow statement

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	2019	2018	2017
Operating activities
Profit (loss) before income tax and social contribution	(61,676)	(443,027)	(881,796)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	14,181	21,290	32,046
Stock option plan expense (Note 18.3)	(2,366)	1,927	4,964
Unrealized interests and charges, net	5,448	11,156	46,168
Warranty provision (Note 15)	(7,521)	(4,130)	(3,498)
Provision for legal claims and commitments (Note 16)	20,598	172,432	107,848
Provision for profit sharing (Note 25 (iii))	5,000	(14,750)	13,375
Allowance for expected credit losses and cancelled contracts (Note 5)	(47,257)	(41,827)	(187,283)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(37,446)	(74,689)	123,751
Provision for penalties due to delay in construction works (Note 15)	5,283	—	—
Income from equity method investments (Note 9)	5,003	15,483	217,303
Financial instruments (Note 20)	—	(763)	(818)
Derecognition of goodwill from remeasurement of investment in associate (Note 9)	—	112,800	101,953
Result of divestment in associate (Note 9)	78,008	—	—
(Record)/Write-off of goodwill on acquisition of subsidiary (Note 9)	—	—	25,476

Decrease/(increase) in operating assets
Trade accounts receivable	115,003	(95,740)	260,090
Properties for sale and land available for sale	151,465	367,864	346,210
Other assets	(32,044)	(15,880)	(9,317)
Prepaid expenses	808	2,867	(2,987)

Increase/(decrease) in operating liabilities
Payable for purchase of properties and advances from customers	(87,003)	597	13,137
Taxes and contributions	12,592	10,846	(5,412)
Payables for goods and service suppliers	(37,750)	32,732	18,683
Salaries, payroll charges and profit sharing	511	(6,459)	(14,266)
Other payables	(76,443)	(3,434)	(20,341)
Transactions with related parties	21,608	(14,497)	(27,548)
Paid taxes	(1,983)	(3,348)	(2,832)
Cash from (used) in operating activities related to discontinued operations	—	—	51,959
Cash and cash equivalents from operating activities	44,019	31,450	206,865

Investing activities
Acquisition of property and equipment and intangible assets (Notes 10 and 11)	(3,581)	(12,511)	(20,463)
Increase in short-term investments	(387,319)	(1,090,796)	(1,079,167)
Redemption of short-term investments	90,280	1,104,875	1,183,878
Investments	—	(4,629)	(2,598)
Transaction costs related to the transaction of spin-off of Gafisa and Tenda (Note 8.2)	—	—	(9,545)
Proceeds from the exercise of preemptive rights	—	—	219,510
Proceeds from the refund for Tenda’s capital	—	—	105,170
Cash from investing activities related to discontinued operations	—	—	48,663
Cash from (used in) investing activities	(300,620)	(3,061)	445,448

Financing activities
Increase in loans, financing and debentures	122,639	412,768	453,370
Payment of loans, financing and debentures - principal	(229,846)	(528,252)	(870,472)
Payment of loans, financing and debentures - interest	(56,976)	(111,157)	(161,734)
Assignment of receivables	—	—	21,513
Payables to venture partners	—	—	(1,237)
Loan transactions with related parties	(11,179)	(1,289)	5,044
Repurchase of and proceeds from treasury shares (Note 18.1)	7,132	(47,448)	818
Capital increase	404,962	167	—
Subscription and payment of common shares	—	250,599	—
Cash from (used in) the financing activities related to discontinued operations	—	—	24,089
Cash and cash equivalents from (used in) financing activities	236,732	(24,612)	(528,609)

(-) Net change in cash and cash equivalents related to discontinued operations	—	—	(124,711)

Net increase/(decrease) in cash and cash equivalents	(19,869)	3,777	(1,007)

Cash and cash equivalents
At the beginning of the year	32,304	28,527	29,534
At the end of the year	12,435	32,304	28,527

Net increase (decrease) in cash and cash equivalents	(19,869)	3,777	(1,007)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Consolidated added value statement

Years ended December 31, 2019, 2018 and 2017

(In thousands of Brazilian Reais)

	2019	2018	2017

Revenues	437,289	1,048,145	858,640
Real estate development and sales of properties	390,032	1,006,317	671,357
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	47,257	41,828	187,283
Inputs acquired from third parties (including taxes on purchases)	(306,908)	(1,075,054)	(1,013,885)
Operating costs- Real estate development and sales	(244,409)	(733,265)	(789,971)
Materials, energy, outsourced labor and other	82,009	(228,989)	(194,660)
Profit or loss of discontinued operations	—	—	98,175
Gain from bargain purchase	16,592	—	—
Loss on realization of investment measured at fair value	(161,100)	(112,800)	(127,429)

Gross value added	130,381	(26,909)	(155,245)

Depreciation and amortization	(14,181)	(21,290)	(32,046)

Net value added produced by the entity	116,200	(48,199)	(187,291)

Value added received on transfer	12,203	4,070	(175,130)
Income from equity method investments	(5,003)	(15,483)	(204,863)
Finance income	17,206	19,553	29,733

Total value added to be distributed	128,403	(44,129)	(362,421)

Value added distribution	128,403	(44,129)	(362,421)
Personnel and payroll charges	28,429	75,300	94,180
Taxes and contributions	7,106	81,339	44,556
Interest and rents	118,908	218,758	259,083
Retained earnings attributable to noncontrolling interests	361	1,750	281
Incurred losses	(26,401)	(421,276)	(760,521)

The accompanying notes are an integral part of these financial statements.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations

Gafisa S.A. ("Gafisa" or "Company") is a publicly traded company with registered office at Avenida Presidente Juscelino Kubitschek, nº 1.830, conjunto comercial nº32, 3o andar, Bloco 2, in the city and state of São Paulo, Brazil, and began its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies who share similar objectives.

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

1.1	Change in Shareholding

On February 14, 2019, 14,600,000 shares held by the group GWI Asset Management S.A., corresponding to 33.67% stake in the Company, were auctioned. As a result of this auction, Planner Corretora de Valores S.A., by means of the investment funds it manages, started to hold 8,000,000 common shares, corresponding to 18.45% of total common shares issued by the Company.

1.2	Capital increase

On June 24, 2019, the Board of Directors ratified the increase in capital approved in its meeting held on April 15, 2019, by subscription and payment of 26,273,962 new common shares, of which 12,170,035 are new shares subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.12, and 14,103,927 are new shares subscribed and paid-in by the shareholders who subscribed the remaining shares of the capital increase at the price of R$4.96, totaling R$62,310 and R$69,954, respectively.

On October 23, 2019, the Board of Directors ratified the capital increase approved in its meeting held on August 15, 2019, by subscription and payment of 48,968,124 new common shares, of which 45,554,148 are new shares, subscribed and paid-in by the shareholders who exercised their preemptive rights at the price of R$5.58, and 3,413,976 new shares, subscribed and paid-in by the shareholders who subscribed the remaining shares of capital increase at the price of R$5.42, totaling R$254,195 and R$18,504, respectively.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations --Continued

1.3	Divestment of associate

On October 21, 2019, the Company disclosed a Material Fact whereby it informed about the Contract for Purchase, Sale and Redemption of Shares, Corporate Restructuring and Other Covenants, entered into with Alphaville Urbanismo S.A. (“Alphaville”), Private Equity AE Investimentos e Participações S.A. (“PEAE”) and PEAE affiliated companies, aimed at establishing the terms and conditions under which it is implementing the divestment of Gafisa’s 21.20% ownership interest in Alphaville. The reduction in the former interest of 30% is a result of an increase in capital made by PEAE’s affiliated companies. The total amount of the transaction is equivalent to R$100,000, settled by offsetting receivables and receipt of the investee shares against assets, measured at fair value. On December 27, 2019, the Company disclosed a Material Fact informing about the completion of this transaction (Note 9.1).

1.4	Letter of Intent - UPCON Acquisition

On December 16, 2019, the Company disclosed a Material Fact whereby it informed that it entered into a non-binding Letter of Intent with UPCON Incorporadora S.A. (“UPCON”), concerning the acquisition by the Company of the totality of shares issued by UPCON. On March 2, 2020, the Company informed that the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of the totality of shares of UPCON into the Company. Once the required approval stages are completed, UPCON will become a wholly-owned subsidiary of Gafisa. (Note 31.(i)).

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

On June 22, 2020, the Company’s Board of Directors approved these individual and consolidated financial statements of the Company and authorized their disclosure.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that under Brazilian GAAP the application of percentage of completion accounting by real estate companies is applied under more circumstances than are permitted by IFRS, including interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as IFRS applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 32 to these financial statements. US GAAP condensed consolidated balance sheets have been included in Note 32 (d)(i) for 2019, 2018 and 2017 US GAAP consolidated statement of profit or loss and comprehensive income (loss) for the years ended December 31, 2019, 2018 and 2017 have been included in Note 32 (d)(ii) and Note 32 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements--Continued

The consolidated financial statements have been prepared on historical cost, except for those measured at fair value, when indicated, and on a going concern basis. Management makes an assessment of the Company’s ability to continue as going concern when preparing the consolidated financial statements.

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

In view of the disclosure of the discontinued operations related to Tenda, and in line with CPC 03 (R-2) – Statement of Cash Flows (IAS 7) and CPC 31 - Non-current Assets Held for Sale and Discontinued Operations (IFRS 5), the information on operating, financing and investing activities related to discontinued operations are presented in separated lines in the Statement of Cash Flows of the Company for the year ended December 31, 2017.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

The Company is party to many lawsuits and administrative proceedings and recognizes a provision for tax, labor and civil claims (Note 16). Provisions are recognized for all claims related to lawsuits which likelihoods of losses are considered probable. Provisions are reviewed and adjusted to take into account the changes in circumstances, such as applicable statutes of limitations, findings of tax inspections, or additional exposures found based on new court issues or decisions.

Contingent liabilities for which losses are considered possible are only disclosed in a note to financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or final and unappealable favorable court decisions. Contingent assets with probable favorable decision are only disclosed in explanatory note.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.1.	Accounting judgments, estimates and assumptions --Continued

d)	Allowance for expected credit losses

The Company recognizes an allowance for expected credit losses for all sale contracts of real estate units, and the amounts are accrued as contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. This allowance is calculated based on the percentage of completion of the construction work, the methodology used for recognizing profit or loss (Note 2.2.2). Such analysis is individually made by sale contract, in line with CPC 48 – Financial Instruments, item 5.5.17 (c).

Such estimates are annually reviewed to consider any changes in circumstances and histories.

e)	Warranty provision

The measurement of the warranty provision, to cover expenditures for repairing construction defects covered during the warranty period, is based on the estimate that considers the history of incurred expenditures adjusted by the future expectation, which is regularly reviewed, except for the subsidiaries that operate with third-party companies, which are the own guarantors of the provided construction services. The warranty term provided is five years from the delivery of the venture.

f)	Estimated cost of construction

Estimated costs, mainly comprising the incurred and estimated costs for completing the construction works, are regularly reviewed, based on the progress of construction, and any resulting adjustments are recognized in profit or loss of the Company.

g)	Realization of deferred income tax

A deferred tax asset is recognized when it is probable that a taxable profit will be available in subsequent years to offset the deferred tax asset, based on projections of results, and based on internal assumptions and future economic scenarios that enable its total or partial use.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

The Company records the accounting effects of contracts only when: (i) the parties have approved the contract; (ii) it can identify each party’s rights and the established payment terms; (iii) the contract has commercial substance; and (iv) is probable that it will collect the consideration to which the Company is entitled.

(i)	Real estate development and sales

(a)	For the sales of completed units, revenues are recognized upon completion of the sale with transfer of control, regardless of the timing of cash receipt from the customer.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenue and expenses--Continued

(i)	Real estate development and sales --Continued

(b)	For the construction phase of units sold, but not yet completed:

·	The incurred cost (including cost of land, and other directly related expenditures) that corresponds to the units sold is included in profit or loss. For the units not yet sold, the incurred cost is included in properties for sale (Note 2.2.7);

·	Sales revenues are appropriated to profit or loss, using the percentage-of-completion method for each project, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective project;

·	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable”. Any payment received in connection with the sales of units that exceeds the amount of revenues recognized is recorded as “Payables for purchase of properties and advances from customers";

·	Interest and inflation-indexation charges on accounts receivable from the time the units are sold and delivered, as well as the adjustment to present value of account receivable, are included in “Real estate development, sale, barter transactions and construction services” when incurred, on a pro rata basis using the accrual basis of accounting;

·	Financial charges on account payable for acquisition of land and those directly associated with the financing of construction are capitalized and recorded in properties for sale and included in the incurred cost of units under construction until their completion, and follow the same recognition criteria as the cost of real estate development for units sold while under construction;

·	The taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized;

·	Other expenses, including advertising and publicity, are recognized in profit or loss when incurred.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.2.	Recognition of revenue and expenses--Continued

(ii)	Construction services

Revenues from real estate services are recognized as services are rendered and tied to the construction management activities for third parties and technical advisory services.

(iii)	Barter transactions

Barter transactions have the objective of receiving land from third parties that are settled with the delivery of real estate units or transfer of portions of the revenue from the sale of real estate units of ventures. The value of land acquired is determined on fair value of the units to be delivered, as a component of “properties for sale”, with a corresponding entry to “payables for purchase of properties and advances from customers”. Revenues and costs incurred from barter transactions are included in profit or loss over the course of construction period of ventures, as previously described in item (i)(b).

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments.

(a)	Financial assets

The Company determines the classification of its financial assets upon initial recognition, when it becomes a party to the contractual provisions of the instrument, based on the instrument model in which the asset is managed and its contractual cash flow characteristics.

Financial assets are initially recognized at fair value, plus, in the case of investments not measured at fair value through profit or loss, directly attributable transaction costs.

After initial recognition, the Company’s financial intruments are measured as described below:

(i)	Financial instruments at fair value through profit or loss

A financial instrument is classified at fair value through profit or loss when it is held for trading, or designated as such upon initial recognition.

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

In the year ended December 31, 2019, the Company did not have derivative financial instruments with the objective of mitigating the risk of its exposure to the volatility of indices and interest rates, recognized at fair value directly in profit or loss for the year. In accordance with its treasury policies, the Company does not have or issue derivative financial instruments for purposes other than for hedging.

The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments --Continued

(a)	Financial assets –Continued

(ii)	Financial instruments at amortized cost

The Company classifies financial assets as measured at amortized cost only if both criteria are met, the asset is held within a business model whose objective is to collet the contractual cash flows and the contractual terms give rise to cash flows, at specific dates, which relate only to the payments of principal and interest.

Financial assets measured as at amortized cost by the Company includes: cash and cash equivalents, certain short-term financial investments, accounts receivable, and other receivables.

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

When the Company has transferred its rights to receive cash inflows of an asset, or signed an agreement to transfer it, and has not substantially transferred or has retained all risks and rewards related to the asset, an asset is recognized to the extent of the continuous involvement of the Company with the asset. In this case, the Company also recognizes a related liability. The transferred asset and related liability are measured based on the rights and obligations that the Company has maintained.

The continuous involvement by means of a guarantee on the transferred asset is measured at the lower of the original carrying value of the asset and the highest consideration that may be required from the Company.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments --Continued

(a)	Financial assets--Continued

Impairment of Financial assets:

Financial assets, except for those designated at fair value through profit or loss, are tested for indication of impairment at the end of each reporting period. The impairment losses are recognized if, and only if, there is objective evidence of impairment of the financial asset as a result of one or more events that have occurred after its initial recognition, with impact on the estimated future cash flows of such asset.

For financial assets recorded at cost, the impairment loss corresponds to the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the current return rate of a similar asset. This impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is directly reduced by the impairment loss for all financial assets, except for accounts receivable, in which the carrying amount is reduced by allowance. Subsequent recoveries of previously derecognized amounts are credited to the allowance. The changes in the carrying amount of the allowance are recognized in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified at initial recognition at amortized cost or measured at fair value through profit or loss.

Financial liabilities at fair value through profit or loss include financial liabilities for trading and financial liabilities designated at initial recognition as fair value through profit or loss.

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.3.	Financial instruments --Continued

(b)	Financial liabilities --Continued

Derecognition (write-off)

A financial liability is derecognized when its contractual obligations are discharged, cancelled or expire.

When an existing financial liability is substituted for another from the same creditor, under substantially different terms, or when the terms of an existing liability are significantly modified, this substitution or change is treated as a derecognition of the original liability and recognition of a new liability, the difference in between the carrying amount and the fair value of the new liability is recognized in profit or loss.

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

2.2.5.	Trade accounts receivable

These are presented at present and net realizable values. The classification between current and non-current is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Price Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.5.	Trade accounts receivable--Continued

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

The Company and its subsidiaries carry out the assignment and/or securitization of receivables related to completed projects and those still under construction. This securitization is carried out through the issuance of the Housing Loan Certificate (“Cédula de Crédito Imobiliário” or CCI), which is assigned to financial institutions. When there is no right of recourse, this assignment is recorded as reduction of accounts receivable. When there is right of recourse against the Company, the assigned receivable is maintained in the balance sheet and the funds from assignment are classified into the account “Obligations assumed on assignment of receivable”, until receivables are settled by customers.

In this situation, the transaction cost is recorded in “finance expenses” in the statement of profit or loss for the year in which it is made.

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

Properties are measured at the lower of construction cost and net realizable value. In the case of real estate under construction, the portion in inventories corresponds to the cost incurred for units that have not yet been sold. The incurred cost comprises construction costs (materials, own or outsourced labor, and other related items), and legal expenses relating to the acquisition of land and projects, land costs, and financial charges which relate to a project over the construction period.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.7.	Properties for sale --Continued

The classification of land between current and non-current assets is made by Management based on the expected period for launching real estate ventures. Management periodically revises the estimates of real estate ventures launches.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.11.	Property and equipment --Continued

Expenditures incurred in the construction of sales stands, display apartments and related furnishings are capitalized as property and equipment of the Company and its subsidiaries. Depreciation of these assets commences upon launch of the development and is recorded over the average term the stand is in use, and is written-off when it is retired.

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

Income taxes in Brazil comprise income tax (25%) and social contribution on net income (9%), for entities on the standard profit regime, for which the composite statutory rate is 34%. Deferred taxes for these entities are recognized on all temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying values.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.14.	Income tax and social contribution on net income --Continued

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

As permitted by legislation, the development of certain ventures are subject to the “afetação” regime, based on which the land and any other related right where a real estate will be developed, as well as other binding assets, rights and obligations, are separated from the developer’s assets, and comprise the “patrimônio de afetação” (detached assets), of the corresponding development and which real estate units will be delivered to the buyers. Its main objective is to provide guarantees to the buyers’ rights in acquisition of units in construction. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the ”patrimônio de afetação”, according to which the income tax and social contribution are calculated at 1.92% on gross revenues (4% also levying PIS and COFINS on revenues).

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

As approved by its Board of Directors, the Company offers executives and employees share-based compensation plans (stock options), as payments for services received.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

Assets and liabilities are adjusted to present value, if the financing component is significant.

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

Accordingly, certain assets and liabilities are adjusted to present value based on discount rates that reflect the best estimate of the time value of money.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

Loans and financing costs which are directly attributable to the development of assets for sale and land, are capitalized as part of the cost of that asset during the construction period, which are recognized in profit or loss to the extent units are sold. All other loans and financing costs are expensed when incurred. These costs comprise interest and other related costs incurred, including those for debt issuance.

2.2.22.	Provisions

(i)	Provision for penalties due to delay in construction work

As contractually provided, the Company has the practice of provisioning the charges payable to eligible customers for projects whose delivery is delayed over 180 days, pursuant to the respective contractual clause and history of payments.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.23.	Sales taxes

For companies under the non-cumulative taxable profit regime, the PIS and COFINS contribution rates are 1.65% and 7.6%, respectively, levied on gross revenue and discounting certain credits determined based on incurred costs and expenses. For companies that opt for the presumed profit taxation regime, under the cumulative taxation regime, the PIS and COFINS contribution rates are 0.65% and 3%, respectively, on gross revenue, without discounts of credits in relation to incurred costs and expenses. In addition, certains subsidiaries made the irrevocable option for the Spectial Taxation Regime (RET), adopting the “patrimônio de afetação”, according to which the PIS and COFINS are calculated at 0.37% and 1.71%, respectively, on gross revenue.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.28.	Divestment of associate and recognition of subsidiary’s net assets received at fair value

The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any non-controlling interests in the acquired entity. The acquisition directly related costs shall be recognized as expense when incurred.

In the acquisition of a business, Management evaluates the financial assets and liabilities assumed to classify and allocate them according to the contractual terms, the economic circumstances, and the pertinent conditions that exist at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the acquired net assets (identifiable assets and assumed liabilities, net). If the consideration is lower than the fair value of acquired net assets, the difference shall be recognized as gain in the statement of profit or loss. Gains from a bargain purchase are immediately recognized in profit or loss.

After initial recognition, goodwill is measured at cost, less any accumulated loss on recoverable amount. For purposes of testing the recoverable amount, the goodwill acquired in a business combination, from the acquisition date, shall be allocated to each of the cash-generating units of the Company that are expected to be benefitted from the combination synergies, regardless of the other assets or liabilities of the acquired entity that are attributed to such units.

In the year ended December 31, 2019, the Company concluded the divestment of the associate Alphaville Urbanismo, and received shares in the investee with assets measured at fair value.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2019, and not yet adopted

3.1	New standards, changes and interpretation of standards issued and adopted from 2019

Beginning on January 1st, 2019, the following standard is in effect:

(i)	IFRS 16 – Leases (CPC 06 (R2)) this standard replaces the previous lease standard, IAS 17/CPC 06 (R1) – Leases, and related interpretation, and establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, that is, the customer(lessees) and providers (lessors). Lessees are required to recognize a lease liability reflecting the future lease payments and a “right-of-use assets” for practically all lease contracts, except certain short-term leases and contracts of low-value assets. For lessors, the criteria for recognition and measurement of leases in the financial statements are substantially maintained. This standard is effective from January 1st, 2019.

The impact of the first-time adoption on the opening balance as of January 1st, 2019 is as follows:

	Company			Consolidated
	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019	Originally reported balances	Impact from applying the CPC 06 R2 (Note 10)	Balances after applying the CPC 06 (R2) as of 01/01/2019
Statement of financial position
Assets
Total current assets	1,367,727	—	1,367,727	1,683,371	—	1,683,371
Total non-current assets	1,852,040	4,457	1,856,497	842,909	4,457	847,366
Total Assets	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

Liabilities
Total current liabilities	1,819,565	1,118	1,820,683	1,039,015	1,118	1,040,133
Total non-current liabilities	908,885	3,339	912,224	994,074	3,339	997,413
Total equity	491,317	—	491,317	493,191	—	493,191
Total liabilities and equity	3,219,767	4,457	3,224,224	2,526,280	4,457	2,530,737

(ii)	The ICPC 22 – Uncertainty Over Income Tax Treatments deals with the recognition of income taxes in the cases in which the tax treatments involve uncertainty that affects the application of IAS 12 (CPC 32) and does not apply to taxes out of the scope of IAS 12 nor do specifically include the requirements related to the interest and fines associated with uncertain tax treatments. The interpretation did not have impact on the Company’s Financial Statements.

(iii)	The amendments to IAS 28 - Long term interests in associates and Joint Ventures clarifies that an entity applies IFRS 9 – Financial Instruments to long-term interests in an associate or joint venture that form part of the net investment in the associate or joint venture but to which the equity method is not applied. This amendment did not have impact on the Company’s Financial Statements.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2019, and not yet adopted --Continued

3.2	New standards, changes and interpretation of standards issued and not yet adopted

A series of new standards will be in effect for the years beginning after January 1, 2019. The Company has not adopted these standards in the preparation of the accompanying Financial Statements. The following standard amendments and interpretations shall not have a significant impact on the Consolidated Financial Statements of the Company:

(i)	Amendments to references to the conceptual framework in IFRS standards (CPC 00)

(ii)	Definition of a business (amendments to the CPC 15/IFRS 3)

(iii)	Definition of materiality (amendments to the CPC 26/IAS 1 and CPC 23/IAS8)

(iv)	IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2019	2018

Cash and banks	12,435	11,406
Government bonds (LFT)	—	20,898
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	12,435	32,304

4.2.	Short-term investments

	2019	2018

Fixed-income funds (a)	125,962	33,245
Government bonds (LFT) (a)	231,725	—
Securities purchased under resale agreements (b)	125	1,524
Bank certificates of deposit (c)	10,523	49,025
Restricted cash in guarantee to loans (d)	33,560	6,961
Equity securities (e)	—	14,101

Total Short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	401,895	104,856

(a)	Exclusive fund managed by Planner Trustee Distribuidora de Títulos e Valores Mobiliarios and and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares.

(b)	As of December 31, 2019, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)	As of December 31, 2019, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 103.5% (from 90% to 101.2% in 2018) of Interbank Deposit Certificates (CDI).

(d)	Restricted cash in guarantee to loans are represented to funds pledged to transactions with financial institutions.

(e)	Equity securities are represented by investments in the shares of companies listed on Novo Mercado of B3, and which make up the IBrX index. These transactions were settled in the period ended February 8, 2019, and reported a gain of R$2,846.

5.	Trade accounts receivable

	2019	2018

Real estate development and sales	593,229	737,291
( - ) Allowance for expected credit losses	(16,265)	(18,159)
( - ) Allowance for cancelled contracts	(37,485)	(82,847)
( - ) Present value adjustment	(8,518)	(19,391)
Services and construction and other receivables	14,639	25,115

Total trade accounts receivable (Note 20.i.d e 20.ii.a)	545,600	642,009

Current	442,542	467,992
Non-current	103,058	174,017

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

The current and non-current portions have the following maturities:

Maturity	2019	2018

Overdue:
Up to 90 days	32,740	64,177
From 91 to 180 days	17,510	21,832
Over 180 days	115,619	90,818
	165,869	176,827

Maturity:
2019	—	396,266
2020	325,613	118,400
2021	97,194	64,392
2022	5,378	1,727
2023 onwards	13,813	4,794
	441,998	585,579

( - ) Present value adjustment	(8,518)	(19,391)
( - ) Allowance for expected credit losses and cancelled contracts (a)	(53,750)	(101,006)

	545,600	642,009

(a)	Allowance related to the cancellations of sales contracts recognized as revenue overtime during the construction phase.

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note2.2.2(i)(b).

As of December 31, 2019, the amount received from customers in excess of the recognized revenues totaled R$14,197 (R$12,069 in 2018) in the consolidated statements, and are classified in the heading “Payables for purchase of properties and advances from customers" (Note 17). Additionally, as of December 31, 2018, the amount related to contract assets totaled R$256,106 (R$270,085 in 2018).

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

During the years ended December 31, 2019 and 2018, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

Balance at December 31, 2017	(142,833)
Additions (Note 22)	(2,653)
Write-offs / Reversals (Note 22)	44,480
Balance at December 31, 2018	(101,006)
Additions (Note 22)	(26,150)
Write-offs / Reversals (Note 22)	73,406
Balance at December 31, 2019	(53,750)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2019 totaled R$10,873 (R$4,504 in 2018) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company and its subsidiaries was 6.64% for the year 2019 (7.19% in 2018), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, consisting of the assignment of a portfolio comprising select residential and business real estate receivables arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

				Transaction balance (Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2019	2018
(i)	Jun/27/2011	203,915	171,694	412	882
(ii)	Dec/22//2011	72,384	60,097	-	372
(iii)	Jul/06/2012	18,207	13,917	-	10
(iv)	Nov/14/2012	181,981	149,025	2,586	2,547
(v)	Dec/27/2012	72,021	61,647	1,683	3,151
(vi)	Nov/29/2013	24,149	19,564	1,170	1,877
(vii)	Nov/25/2014	15,200	12,434	1,203	1,895
(viii)	Dec/03/2015	32,192	24,469	5,300	7,797
(ix)	Feb/19/2016	27,954	27,334	6,429	9,645
(x)	May/09/2016	17,827	17,504	4,625	6,790
(xi)	Ago/19/2016 (a)	15,418	14,943	2,392	3,075
(xii)	Dec/21/2016	21,102	19,532	6,106	7,441
(xiii)	Mar/29/2017	23,748	22,993	8,455	11,704
				40,361	57,186

(a)	The consolidated balance of the transaction as of December 31, 2019 and 2018 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

The difference between the face value of the portfolio of receivables and the amount discounted to present value was recorded in profit or loss for the year in the account “Discount related to Securitization Transaction” under finance expenses.

6.	Properties for sale

	2019	2018

Land	573,715	403,524
( - ) Write-down to net realizable value of land	(110,182)	(96,972)
( - ) Adjustment to present value	(5,198)	(14,570)
Property under construction (Note 29)	355,980	403,732
Completed units	283,991	377,477
( - ) Write-down to net realizable value of properties under construction and completed units	(67,099)	(67,632)
Allowance for cancelled contracts	47,099	83,842

Total properties for sale	1,078,306	1,089,401

Current portion	799,099	890,460
Non-current portion	279,207	198,941

In the years ended December 31, 2019 and 2018, the change in the write-down to net realizable value of land and properties under construction and completed units is summarized as follows:

Balance at December 31, 2017	(179,462)
Reclassification from land available for sale (Note 8.1)	(15,937)
Reclassification to land available for sale (Note 8.1)	27,874
Additions:
Land (Note 23)	(30,550)
Property under construction and completed units (Note 23)	(8,097)
Write-offs (a)	41,569
Balance at December 31, 2018	(164,603)
Reclassification from land available for sale (Note 8.1)	(39,756)
Write-offs (a)	27,079

Balance at December 31, 2019	(177,280)

(a)	The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2019 was R$210,412 (R$223,807 in 2018) in the consolidated statements.

7.	Other assets

	2019	2018

Advances to suppliers	20,702	7,424
Recoverable taxes (IRRF, PIS, COFINS, among other)	17,285	23,260
Arbitration decision amount (a)	66,391	—
Judicial deposit (Note 16.a)	129,933	106,793
Total other assets	234,311	137,477

Current portion	67,395	42,283
Non-current portion	166,916	95,194

(a)	Amount related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.	Non-current assets held for sale

8.1 Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2017	233,522	(118,730)	114,792
Reclassification from properties for sale (Note 6)	58,795	(27,875)	30,920
Reclassification to properties for sale (Note 6)	(40,262)	15,937	(24,325)
Additions (Note 23)	25,349	(24,499)	850
Reversal/Write-offs (a)	(127,916)	96,267	(31,649)
Balance at December 31, 2018	149,488	(58,900)	90,588
Reclassification from properties for sale (Note 6)
Reclassification to properties for sale (Note 6)	(83,579)	39,756	(43,823)
Additions (Note 23)
Reversal/Write-offs (b)	(50,117)	10,366	(39,751)
Balance at December 31, 2019	15,792	(8,778)	7,014

(a)	The amount of write-offs over the period mainly refers to the sale of land in June 2018, located in the city of Salvador, Bahia, through the SPEs Manhattan Residencial 02 and Manhattan Comercial 02, for the amount of R$28,500, of which R$12,060 receivable in 24 months, and the remaining balance of R$16,440 was settled on July 24, 2018.

(b)	The amount of write-offs over the period mainly refers to the cancelled land sales contract in January 2019, located in the city of Rio de Janeiro – RJ.

8.2 Non-current asset held for sale and profit or loss of discontinued operations

	2019	2018	2017

Reversal of impairment loss (i)	—	—	215,440
Portion related to payable for sale of shares (iii)	—	—	(107,720)
Transaction costs	—	—	(9,545)
Impairment loss on Tenda’s profit or loss	—	—	(22,780)
Tenda’s profit or loss for the period (ii)	—	—	22,780
Profit or loss of discontinued operations	—	—	98,175

(i) The measurement of non-current asset held for sale at the lower of its carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for exercising preemptive rights at R$12.12.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

The main lines of the statements of profit or loss and cash flows of the subsidiary Tenda are as follows:

Statement of profit or loss	Period ended 05/04/2017	Cash flow	Period ended 05/04/2017

Net operating revenue	404,737	Operating activities	51,959
Operating costs	(269,144)	Investing activities	48,663
Operating expenses, net	(104,310)	Financing activities	24,089
Depreciation and amortization	(5,723)
Income from equity method investments	269
Financial income (expenses)	101
Income tax and social contribution	(4,519)
	21,411
Non-controlling interests	(1,369)
Net income for the year	22,780

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees

(i)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Jointly-controlled investees:		2019	2018	2019	2019	2019	2018	2019	2018	2019	2018	2019	2018	2017

Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.		80%	80%	21,077	1,170	19,907	19,901	6	(53)	13,438	13,433	5	(42)	4
Sitio Jatiuca Emp. Imob. SPE Ltda		50%	50%	35,252	5,615	29,636	29,413	223	1,270	14,818	14,707	111	635	(5,021)
Varandas Grand Park Emp. Imob. SPE Ltda.	(a)	50%	50%	36,813	8,039	28,773	24,989	2,742	2,686	14,387	12,495	1,917	1,450	(2,984)
Gafisa SPE-116 Emp. Imob. Ltda.		50%	50%	31,533	6,422	25,111	22,537	2,574	(20,971)	12,555	11,268	1,287	(10,486)	(2,354)
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	27,833	3,218	24,616	31,153	3,116	755	12,308	15,577	1,407	269	2,000
Atins Emp. Imob. Ltda.		50%	50%	26,656	5,843	20,813	17,729	3,084	(1,269)	10,406	8,864	1,542	(635)	398
FIT 13 SPE Emp. Imob. Ltda.		50%	50%	23,171	3,392	19,779	19,706	72	6	9,889	9,853	36	3	(3)
Performance Gafisa Gen. Severiano Ltda		50%	50%	11,658	27	11,631	11,701	(69)	203	5,816	5,850	(35)	102	(17)
Other (*)	(a)	-	-	68,881	30,130	38,752	56,340	(1,078)	(9,432)	29,122	40,449	(6,651)	(6,701)	(6,573)
Subtotal Jointly-controlled investees				282,874	63,856	219,018	233,469	10,669	(26,805)	122,739	132,496	(381)	(15,405)	(14,550)

Associates:
Alphaville Urbanismo S.A.	(d)	-	30%	1,653,141	3,132,453	(1,479,312)	(937,369)	(603,985)	(755,032)	-	-	-	-	(186,856)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	5,584	1,311	4,272	14,465	1,571	2,235	2,136	7,233	785	1,118	(2,051)
Other (*)				1,202	14	1,187	1,134	55	14	1,488	1,236	31	2	(15)
Indirect jointly-controlled investees Gafisa				1,659,927	3,133,778	(1,473,853)	(921,770)	(602,359)	(752,783)	3,624	8,469	816	1,120	(188,922)

Goodwill from remeasurement of investment in associate	(b)									-	161,100	-	-	-

Total Investments										126,363	302,065	435	(14,285)	(203,472)

(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees--Continued

(i)	Information on associates and jointly-controlled investees --Continued

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year		Investments		Income from equity method investments
Provision for net capital deficiency (c):	2019	2018	2019	2019	2019	2018		2019	2018	2019	2018	2019	2018	2017

Gafisa SPE 113 Em. Imob. Ltda.	60%	60%	40,870	47,661	(6,791)	-		(10,415)	-	(4,075)	-	(6,249)	-	-
Manhattan Square Emp. Imob. Res. 01 SPE Ltda	50%	50%	2,617	9,184	(6,567)	(4,225)		(313)	(1,395)	(3,284)	(2,113)	(1,130)	(872)	(1,581)
Manhattan Square Emp.Imob. Com. 01 SPE Ltda	50%	50%	3,256	9,815	(6,558)	(2,247)		(294)	(232)	(3,279)	(1,124)	(2,175)	(337)	(1,131)
Other (*)			16,482	20,967	(4,485)	(5,830)		(3,180)	(7,165)	(325)	(298)	4,116	11	1,321
Total provision for net capital deficiency			63,225	87,627	(24,401)	(12,302)	-	(14,202)	(8,792)	(10,963)	(3,535)	(5,438)	(1,198)	(1,391)

Total Income from equity method investments												(5,003)	(15,483)	(204,863)

(*) (Includes companies with investment balances below (R$ 5,000).

(a)	The Company recorded expense of R$791 in Income from equity method investments for the period ended December 31, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(b)	Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100 in 2018, arising from the sale of control over the entity. On December 27, 2019, the Company completed the process of divestment of AUSA in a transaction totaling R$100,000, settled by offsetting receivables and receipt of shares in the investee against assets (Note 9.1).

(c)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(d)	In view of the net capital deficiency of AUSA as of December 31, 2018, in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)	Information on significant investees

	Significant investee:			Other investees:
	Alphaville Urbanismo S.A.			Jointly-controlled investees
	2019	2018	2017	2019	2018	2017

Cash and cash equivalents	-	11,282		37,267	33,193
Current assets	-	974,853		265,219	322,413
Non-current assets	-	908,617		17,644	35,452
Current liabilities	-	549,884		42,975	95,864
Non-current liabilities	-	2,255,091		20,871	28,533

Net revenue	-	68,629	108,321	63,551	67,846	(1,344)
Operating costs	-	(189,917)	(420,381)	(45,014)	(76,256)	(13,193)
Depreciation and Amortization	-	(13,469)	(13,733)	(21)	(5)	(624)
Finance income (expenses)	-	(366,627)	(252,114)	670	(4,787)	(7,879)
Income tax and social contribution	-	(6,388)	3,385	(1,883)	(1,938)	(203)
Profit (loss) from Continued Operations	-	(755,032)	(764,142)	10,669	(26,805)	(37,898)

(iii)	Change in investments

Consolidated

Balance at December 31, 2018	302,065
Income from equity method investments (a)	435
Capital contribution (reduction) (b)	(19,846)
Derecognition of goodwill on remeasurement of investment at fair value (Note 9.i.c)	(161,100)
Other investments	4,808
Balance at December 31, 2019	126,363

(a) Amount related to the assignment of shares in controlled SPEs of Gafisa S.A., to SPE Novum Direziones, which is a wholly owned subsidiary of the Company, in the amount of R$ 27,843.

(*) Non cash transaction.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees--Continued

9.1 Divestment of associate and recognition of subsidiary’s net assets received at fair value

(i)	Divestment of Alphaville Urbanismo

According to Note 1, on December 27, 2019, the Company disclosed the completion of the divestment of its 21.20% interest in Alphaville. The total amount of the transaction is equivalent to R$100,000, settled by offsetting receivables amounting to R$33,500 and receipt of shares in the investee against assets amounting to R$66,500, measured at fair value.

By the means of this transaction, through the receipt of shares, the Company acquired the control of SPE GDU Loteamentos Ltda. According to ICPC 09 (R2) and IFRS3/CPC (15 (R1), as a result of this transaction, the Company made the allocation of the amount of R$39,886 in the line item “Properties for sale”, in the consolidated information and recognized the amount of R$16,592 as gain from bargain purchase.

The following table shows the determination of the acquisition cost determined according to CVM Resolution 665/11:

Disposal of Alphaville (goodwill)	161,100
Net assets received at fair value of GDU	83,092
Result of this transaction (effect on profit or loss)	78,008

The Company commissioned a specialized company to make a study to obtain the Purchase Price Allocation (PPA) for measurement of the fair value of the identified assets and allocation of amount. We summarize below the allocation of goodwill arising from the transaction, considering the fair values of the assets and liabilities of the SPE received at the acquisition date:

	Acquired net assets	CPC 15 (R1) adjustments	Acquired net assets at fair value
Properties for sale	43,206	39,886	83,092
Total current assets	43,206	39,886	83,092
Total non-current assets	-

Total assets	43,206	39,886	83,092

Equity	43,206	39,886	83,092
Total liabilities	43,206	39,886	83,092

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments in associates and jointly-controlled investees--Continued

9.1 Divestment of associate and recognition of subsidiary’s net assets received at fair value --Continued

In line with ICPC 09 and CPC 15, the measurement of acquired assets and assumed liabilities was based on fair value. The Company measured the assets considering the income approach and discounted cash flow. The process for determining the fair value involves the use of assumptions, judgments and estimates relating to cash flows, such as growth rate of revenues, costs and expenses, estimates of investment and future working capital, and discount rates. The assumptions relating to projections of growth, cash flow and future cash flows are based on the entity’s business plan, approved by the Management, as well as on comparable market data, and represent the Management’s best estimate of the economic conditions that will prevail during the entity’s economic life, group of assets that provides the generation of cash flows. The future cash flows were discounted based on the rate representative of the cost of capital. The evaluation of the value in use is made for a twenty two-year period, consistently with economic valuation techniques. The main assumptions used in the estimate of value in use are the following: (a) revenue – revenues were projected for the period between 2020 and 2041, considering projection of launches and growth in sales, construction progress and client base, including the inflation adjustments to trade accounts receivable and provided services; (b) operating costs and expenses – costs and expenses were projected in line with the market performance, as well as the historical growth of revenue; (c) discount rate of 9.90% in nominal terms, and (d) going concern assumption, in line of the entity’s business plan. The key assumptions were based on the de market performance of business units, and on reasonable macroeconomic assumptions, and supported by the financial market projections.

In the years ended December 31, 2018 and 2017, the impairment test for goodwill performed by the Company resulted in the need of recognizing a provision for impairment loss in the amounts of R$112,800 and R$127,429, respectively, related to the goodwill remeasurement of investment in the associate AUSA.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.	Property and equipment

Type	2018	Initial application CPC 06 (R2) (Note 3)	Addition	Write-off	100% depreciated items	2019
Cost
Hardware	10,297	—	318	—	(1,504)	9,111
Leasehold improvements and installations	834	—	—	—	(63)	771
Furniture and fixtures	764	—	—	—	(23)	741
Machinery and equipment	2,640	—	—	—	(79)	2,561
Right-of-use asset	—	4,457	—	(1,222)	—	3,235
Sales stands	16,541	—	552	(5,455)	—	11,638
	31,076	4,457	870	(6,677)	(1,669)	28,057

Accumulated depreciation
Hardware	(2,129)	—	(3,280)		1,504	(3,905)
Leasehold improvements and installations	(436)	—	(364)		63	(737)
Furniture and fixtures	(563)	—	(64)		23	(604)
Machinery and equipment	(2,136)	—	(258)		79	(2,315)
Right-of-use asset	—	(1,711)	—		—	(1,711)
Sales stands	(5,739)	—	(4,151)	5,264	—	(4,626)
	(11,003)	(1,711)	(8,117)	5,264	1,669	(13,898)

Total property and equipment	20,073	2,746	(7,247)	(1,413)	—	14,159

The following useful lives and rates are used for calculating depreciation:

	Useful life	Average annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2019 and 2018 there was no indication of impairment of property and equipment.

11.	Intangible assets

	2018					2019
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	26,285	468	(1,388)	—	(8,012)	17,353
Software – Depreciation	(14,515)	—	852	(4,618)	8,012	(10,269)
Total intangible assets	11,770	468	(536)	(4,618)	—	7,084

As of December 31, 2019, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$536 (R$4,962 in 2018), related to the Company’s software.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2019	2018

National Housing System - SFH /SFI (i)	December 2019 to July 2021	8.30% to 14.20% + TR 13.66% and 143% of CDI	456,247	528,140
Certificate of Bank Credit - CCB (ii)	March 2021 to August 2021	Fixed 19.56% 2.5%/ 3.70%/ 4.25%+CDI	55,022	95,607
Other transactions			21,884	—

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii))			533,153	623,747

Current portion			426,124	285,612
Non-current portion			107,029	338,135

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2019, the Company made payments in the total amount of R$162,065, of which R$133,024 related to principal and R$29,041 related to the interest payable. Additionally, during the year, the Company entered into three CCB transactions in the amount of R$10,000, with final maturity in April 2022.

Rates

·	CDI - Interbank Deposit Certificate;

·	TR - Referential Rate.

The current and non-current installments fall due as follows:

Maturity	2019	2018

2019	—	285,612
2020	426,124	216,618
2021	103,269	121,517
2022	3,760	—

	533,153	623,747

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill certain restrictive convents. As of December 31, 2019, the Company and its subsidiaries were in compliance with the contractual covenants, except for three SFH loans, for which we need to re-establish their guarantees. The Company is in the process of negotiating the re-establishment of the related SFH loans guarantees and have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing--Continued

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2019	2018

Loans and financing
Net debt cannot exceed 100% of equity plus noncontrolling interests (a)	Debt settled	152.53%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	4.52 times	4.51 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(9.04) times	7.09 times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	16.03%	45.44%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	3.75 times	1.81 times
Total accounts receivable(1) plus total inventories required to be below zero or 2.0 times over net debt	Debt settled	3.17 times

(1)	Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(a)	For the years ended December 31, 2018, the covenant limit is 100%, according to the waiver obtained from the creditor.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 10.84% as of December 31, 2019 (11.55% in 2018).

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	2019	2018	2017

Total financial charges for the year	89,737	104,066	178,137
Capitalized financial charges (Note 30)	(30,358)	(35,686)	(74,310)
Subtotal (Note 24)	59,379	68,380	103,827

Financial charges included in “Properties for sale”:

Opening balance	223,807	301,025	343,231
Capitalized financial charges	30,358	35,686	74,310
Financial charges related to cancelled land sales contract (Note 8.1)	(8,955)	—	(116,516)
Charges recognized in profit or loss (Note 23)	(38,275)	(112,904)
Closing balance (Note 6)	206,935	223,807	301,025

The amount of properties for sale offered as guarantee for loans, financing and debentures is R$421,120 (R$552,752 in 2018).

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final Maturity	2019	2018

Tenth placement (i)	27,224	IPCA + 7.8%	December 2023	38,038	49,299
Eleventh placement – 1st series A (ii)	52,026	CDI + 5.25%	May 2020	52,008	69,831
Twelfth placement (iii)	57,481	CDI + 3.75%	December 2020	57,139	65,714
Thirteenth placement (iv)	35,366	CDI + 3.00%	June 2022	33,792	80,822
Fourteenth placement (v) (a)	15,597	CDI + 5.00%	October 2020	16,548	—
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				197.525	265,666

Current				158,179	62,783
Non-current				39,346	202,883

(a)	On April 14, 2019, the Company approved the 14th Private Placement of Non-convertible Debentures, with secured guarantee, in sole series in the total amount of up to R$40,000, with final maturity in October 2020. The net proceeds from the placement will be fully and solely used in the development of real estate ventures called “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica”, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the Placement will accrue interest corresponding to the cumulative change in Interbank Deposit (DI) plus a surcharge equivalent to 5%p.a..

In the year ended December 31, 2019, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	9,442	7,429	16,871
(ii)	17,045	7,788	24,833
(iii)	45,426	5,951	51,377
(iv)	9,187	6,099	15,286
	81,100	27,267	108,367

The current and non-current portions have the following maturities:

	Company and Consolidated
Maturity	2019	2018

2019	—	62,783
2020	158,179	157,700
2021	23,119	43,391
2022	11,243	1,792
2022	4,984	—
	197,525	265,666

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2019	2018

Tenth placement
Total receivables(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	(14.62) times	10.63 times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	16.03%	45.44%

(1)	Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.	Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	2019	2018

Obligation CCI June/2011 - Note 5(i)	412	882
Obligation CCI December/2011 - Note 5(ii)	—	372
Obligation CCI July/2012 - Note 5(iii)	—	10
Obligation CCI November/2012 - Note 5(iv)	2,586	2,547
Obligation CCI December /2012 - Note 5(v)	1,683	3,151
Obligation CCI November /2013 - Note 5(vi)	1,170	1,877
Obligation CCI November /2014 - Note 5(vii)	1,203	1,895
Obligation CCI December /2015 - Note 5(viii)	5,300	7,797
Obligation CCI February/2016 - Note 5(ix)	6,429	9,645
Obligation CCI May/2016 - Note 5(x)	4,625	6,790
Obligation CCI August/2016 - Note 5(xi)	2,392	3,075
Obligation CCI December /2016 - Note 5(xii)	6,106	7,441
Obligation CCI March/2017 - Note 5(xiii)	8,455	11,704
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	40,361	57,186

Current	20,526	25,046
Non-current	19,835	32,140

The current and non-current portions have the following maturities:

Maturity	2019	2018

2019	—	25,046
2020	20,526	12,381
2021	7,020	7,791
2022	4,284	3,092
2023	8,531	8,876
	40,361	57,186

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on the assignment of receivables--Continued

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

Transactions (viii), (ix), (x), (xi), (xii) and (xiii) were entered into with Polo Capital Securitizadora S.A. at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

15.	Other payables

	2019	2018

Provision for penalties due to delay in construction work	5,283	—
Cancelled contract payable and allowance for cancelled contracts	97,255	89,461
Warranty provision	14,419	21,940
Long term PIS and COFINS (deferred and payable)	8,372	9,622
Provision for net capital deficiency (Note 9.i.d)	10,963	3,535
Long-term suppliers (Note 20.i.d)	1,382	14,734
Forward transactions – Share Repurchase Program (Note 20.ii a and 20.iii)	—	38,879
Share-based payment - Phantom Shares (Note 18.4)	1,702	4,602
Other liabilities	5,181	11,038
Total other payables	144,557	193,811

Current portion	135,492	173,951
Non-current portion	9,065	19,860

16.	Provisions for legal claims and commitments

The Company and its subsidiaries are parties to lawsuits and administrative proceedings at various courts and government bodies that arise from the ordinary course of business, involving tax, labor, civil, and other matters. Management, based on information provided by its legal counsel, analysis of the pending claims and, with respect to the labor claims, based on past experience regarding the amounts claimed, recognized a provision in an amount considered sufficient to cover the estimated losses on pending decisions. The Company does not expect any reimbursement in connection with these claims.

In the years ended December 31, 2019 and 2018, the changes in the provision are summarized as follows:

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23)	150,140	8	22,284	172,432
Payment and reversal of provision not used	(53,294)	(130)	(23,576)	(77,000)
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23) (a)	17,754	1,369	1,475	20,598
Payment and reversal of provision not used	(13,769)	696	(24,423)	(37,496)
Balance at December 31, 2019	239,467	2,702	34,742	276,911

Current portion	119,425	2,015	31,593	153,033
Non-current portion	120,042	687	3,149	123,878

(a)	Of this amount, R$12,298 is related to legal settlements recorded as subsequent events (Note 31 (vi))

(b)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2019, the Company and its subsidiaries have deposited in court the amount of R$129,933 (R$106,793 in 2018) in the consolidated statements (Note 7).

	2019	2018

Civil lawsuits	54,706	48,992
Tax proceedings	41,989	40,031
Labor claims	33,238	17,770
Total (Note 7)	129,933	106,793

(i)	As of December 31, 2019, the provisions related to civil lawsuits include R$13,397 (R$21,274 in 2018) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group) are present.

The Company does not agree with the statement of facts based on which it has been included in these lawsuits and continues to dispute in court its liability for the debts of a third company, as well as the amount charged by the plaintiffs. The Company has already obtained favorable and unfavorable decisions in relation to this matter, which is the reason why it is not possible to estimate a uniform outcome in all lawsuits. The Company also aims to file a lawsuit against Cimob and its former and current parent companies for obtaining the recognition that it should not be liable for the debts of that company, as well as indemnity of the amounts already paid by the Company in lawsuits relating to the charge of debts owed by Cimob.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$829 in the consolidated statements (R$18,324 in the consolidated statements in 2018).

(iii)	The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018, against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeida de Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2019, the arbitration is in initial stage, no decision being awarded yet.

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2019, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$540,593 (R$319,902 in 2018), based on average past outcomes adjusted to current estimates, for which the Company’s Management believes it is not necessary to recognize a provision for any losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	2019	2018

Civil lawsuits	388,739	197,142
Tax proceedings	83,306	94,541
Labor claims	68,548	28,219
	540,593	319,902

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2019, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$167 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$9,486, considering the above-mentioned contract expiration, as follows.

Estimate of payment	2019

2020	2,057
2021	2,139
2022	2,224
2023	2,314
2024 onwards	752
9,486

17.	Payables for purchase of properties and advances from customers

	Maturity	2019	2018

Payables for purchase of properties	January 2020 to November 2022	68,133	137,170
Present value adjustment		(5,298)	(15,075)
Advances from customers
Development and services (Note 5)		2,359	12,069
Barter transaction - Land (Note 30 (i))		145,396	175,267

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		210,590	309,431

Current portion		117,515	113,355
Non-current portion		93,075	196,076

The current and non-current portions have the following maturities:

Maturity	2019	2018

2019	—	113,355
2020	117,515	85,503
2021	40,219	50,954
2022	33,396	58,696
2023	10,597	923
2024 onwards	8,863	—
	210,590	309,431

As of December 31, 2019, the amount related to contract liabilities totaled R$159,593 (R$187,336 in 2018).

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity

18.1.	Capital

The Company’s Board of Directors ratified the following capital increases in the year ended December 31, 2019:

·	On June 24, 2019: subscription and payment of 26,273,962 new common shares, of which 12,170,035 shares at the price of R$5.12 and 14,103,927 shares at the price of R$4.96, totaling R$62,311 and R$69,955, respectively.

·	On October 23, 2019: subscription and payment of 48,968,124 new common shares, of which 45,554,148 shares, at the price of R$5.58 and 3,413,976 shares at the price of R$5.42, totaling R$254,192 and R$18,503, respectively.

Therefore, as of December 31, 2019, the Company's authorized and paid-in capital amounted to R$2,926,280 (R$2,521,319 in 2018), represented by 120,000,000 (43,727,589 in 2018) registered common shares, with no par value, of which 2,981,052 (3,943,420 in 2018) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without the need to amend it upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 120,000,000 (one hundred and twenty million) common shares.

On April 24, 2019, the Company disclosed a Notice to the Market informing about the re-issue of 1,400,325 shares of the Company, related to the previously cancelled shares, of which (i) 1,030,325 shares had been cancelled in the meeting of the Board of Directors on December 19, 2018; and (ii) 370,000 shares had been cancelled on January 22, 2019, according to the resolution taken at the Extraordinary Shareholders’ Meeting held on April 15, 2019.

The Company transferred 9,174 shares (17,319 in 2018), in the total amount of R$141 (R$530 in 2018) related to the exercise of options under the stock option plan of common shares by the beneficiaries, for which it received the total amount of R$148 (R$418 in 2018), and made the disposal of 59,480 shares, for which it received the total amount of R$714.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number (i)	Weighted average price	% - on shares outstanding	2019	2018	2019	2018
2001	11/20/2001	44,462	38.9319	0.04%	385	751	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	1.17%	11,896	23,188	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	2.77%	28,125	54,823	115,265	115,265
2014	Transfers	(405,205)	43.3928	-0.35%	(3,513)	(6,848)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-1.74%	(17,679)	(34,461)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	0.76%	7,668	14,948	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.08%	(786)	(1,531)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-1.90%	(19,291)	(37,603)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.29%	2,896	5,645	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.06%	(597)	(1,163)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.10%	(973)	(1,896)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	11.30%	114,629	223,440	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.01%	(150)	(293)	(530)	(530)
2018	Cancellation	(1,030,326)	-	-0.88%	(8,933)	(17,412)	-	-
2018	Disposal	(9,168,280)	16.1463	-7.84%	(79,489)	(154,944)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	5.81%	58,904	-	100,113	-
2019	Transfers	(9,174)	15.3695	-0.01%	(80)	-	(141)	-
2019	Cancellation	(370,000)	15.5324	-0.32%	(3,208)	-	(5,747)	-
2019	Disposal	(7,377,205)	14.5999	-6.32%	(63,960)	-	(109,658)	-
		2,981,052	14.5976	2.55%	25,844	66,644	43,517	58,950

(*)	Market value calculated based on the closing share price on December 31, 2019 of R$8.67 in 2018 (R$16.90 in 2018) not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2017	26,972
Subscription of shares	16,718
Transfer related to the stock option plan	17
Repurchase of shares	(13,221)
Disposal of shares	9,168
Cancellation of treasury shares	(1,030)
Change in shares held by the management members of the Company	(25)
Outstanding shares as of December 31, 2018	38,599
Subscription of shares	76,642
Repurchase of shares	(7,164)
Disposal of shares	7,386
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,172
Outstanding shares as of December 31, 2019	117,005

Weighted average shares outstanding (Note 27)	68,584

18.2.	Allocation of profit (loss) for the year

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

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2019.

In view of the accumulated losses as of December 31, 2019, the allocation of profit or loss for the year is not applicable.

Balance of accumulated losses for 2017	(1,866,289)
Net loss for 2018	(419,526)
Share repurchase program	(22,588)
Balance of accumulated losses for 2018	(2,308,403)
Net loss for 2019	(26,040)
Share repurchase program	(4,521)
Balance of accumulated losses for 2019	(2,338,964)

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017

Equity-settled stock option plans (i)	417	1,304	3,500
Phantom Shares (Note 18.4)	(2,783)	623	1,464
Total option grant expenses (Note 23)	(2,366)	1,927	4,964

(i) In the year ended December 31, 2018, the amount of R$2,104 was reversed because the options of beneficiaries were cancelled for forfeiture.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan --Continued

(i)	Gafisa

The Company has a total of six stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (employees) to subscribe common shares of the Company’s capital, after periods that range from one to four years of employment (essential condition to exercise the option), and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as expense in profit or loss (as contra-entry to equity) during the grace period of the plan, to the extent the services are provided by employees and management members.

Changes in the stock options outstanding in the years ended December 31, 2019 and 2018, including the respective weighted average exercise prices are as follows:

	2019		2018
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,239,557	15.58	841,172	16.99
Options granted	—	—	2,685,474	15.00
Options exercised (i)	(9,174)	(16.16)	(21,079)	(16.25)
Options cancelled for forfeiture (ii)	—	—	(2,252,076)	(15.00)
Options cancelled and adjustment to number due to the discontinued operations of Tenda, net	—	—	(13,934)	(0.09)
Options outstanding at the end of the year	1,230,383	16.64	1,239,557	15.58

(i)	In the year ended December 31, 2019, the amount received through exercised options was R$148 (R$418 in 2018).

(ii)	Options cancelled for forfeiture as the beneficiaries who would be entitled were dismissed as part of the process of turnaround and streamlining of the corporate structure of the Company.

As of December 31, 2019, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

1,230,383	8.06	16.64	519,064	19.47

During the year ended December 31, 2019, the Company did not grant any option (2,685,474 option granted in 2018) in connection with its stock option plans comprising common shares.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

As of December 31, 2019, the amount of R$1,702 (R$4,602 in 2018), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017

Loss before income tax and social contribution, and statutory interest	(61,676)	(443,027)	(881,796)
Income tax calculated at the applicable rate - 34%	20,970	150,629	299,811

Net effect of subsidiaries and ventures taxed by presumed profit and RET	17,951	(11,892)	(17,876)
Income from equity method investments	(1,701)	(5,264)	(65,810)
Stock option plan	(142)	(443)	(1,190)
Net effect on divestment of associate	22,610	—	(56,614)
Other permanent differences	19,102	(968)	(2,169)
Charges on payables to venture partners	18	211	(1,146)
Net effect on discontinued operations	—	—	(25,413)
Recognized (unrecognized) tax credits	(43,533)	(110,522)	(106,493)
	35,275	21,751	23,100

Tax expenses - current	(1,984)	(3,349)	(2,832)
Tax income (expenses) - deferred	37,259	25,100	25,932

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

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

As of December 31, 2019 and 2018, deferred income tax and social contribution are from the following sources:

(ii)	Deferred income tax and social contribution --Continued

	2019	2018
Assets
Provisions for legal claims	94,149	99,895
Temporary differences – Deferred PIS and COFINS	14,997	15,722
Provisions for realization of non-financial assets	261,816	264,022
Temporary differences – CPC adjustment	11,896	22,796
Other provisions	5,325	11,838
Income tax and social contribution loss carryforwards	432,801	375,007
	820,984	789,280

Unrecognized tax credits of continued operations	(749,399)	(705,866)
	(749,399)	(705,866)
Liabilities
Discounts	(2,069)	(2,069)
Temporary differences –CPC adjustment	(15,237)	(67,170)
Income taxed between cash and accrual basis	(66,393)	(63,547)
	(83,699)	(132,786)

Total net	(12,114)	(49,372)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	2019			2018
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,272,943	1,272,943	-	1,104,648	1,104,648	-
Deferred tax asset (25%/9%)	318,236	114,565	432,801	276,162	99,418	375,580
Recognized deferred tax asset	3,818	1,374	13,302	15,273	5,498	20,771
Unrecognized deferred tax asset	314,418	113,191	427,609	260,889	93,920	354,809

In the years ended December 31, 2019 and 2018, the effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the write-off and impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value, respectively.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval and subsequent execution of the proposed strategy. Company’s policy consists of ongoing monitoring of the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The result from these operations is consistent with the policies and strategies devised by the Company’s Management. The Company and its subsidiaries operations are subject to the risk factors described below:

(i)	Risk considerations

a)	Credit risk

The Company and its subsidiaries restrict their exposure to credit risks associated with cash and cash equivalents, investing only in short-term securities of top tier financial institutions.

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2019 and 2018, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

As of December 31, 2019, the Company does not have derivative instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at their fair value in profit or loss for the year.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations--Continued

b)	Derivative financial instruments --Continued

Additionally, during the year ended December 31, 2018, in the context of the treasury share repurchase program (Note 18.1), the Company used derivative financial instruments, through forward contracts, to make transactions with shares traded in the market, which were settled in the year ended December 31, 2019.

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

Interest rate risk arises from the possibility that the Company and its subsidiaries may experience gains or losses arising from fluctuations in the interest rates of its financial assets and liabilities. Aiming to mitigate this kind of risk, the Company and its subsidiaries seek to diversify funding in terms of fixed and floating rates. The interest rates on loans, financing and debentures are disclosed in Notes 12 and 13. The interest rates contracted on financial investments are disclosed in Note 4. Accounts receivable from completed real estate units (Note 5) are subject to annual interest rate of 12%, recognized on a pro rata basis.

d)	Liquidity risk

Liquidity risk refers to the possibility that the Company and its subsidiaries do not have sufficient funds to meet their commitments in view of the settlement terms of its rights and obligations.

To mitigate liquidity risks, and to optimize the weighted average cost of capital, the Company and its subsidiaries monitor on an on-going basis the indebtedness levels according to the market standards, and the fulfillment of covenants provided for in loan, financing and debenture agreements, in order to guarantee that the operating-cash generation and the advance funding, when necessary, are sufficient to meet the schedule of commitments, appropriately mitigating liquidity risk to the Company or its subsidiaries (Notes 12 and 13).

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations--Continued

d)	Liquidity risk --Continued

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended December 31, 2019
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	426,124	107,029	—	—	533,153
Debentures (Note 13)	158,179	39,346	—	—	197,525
Obligations assumed on assignment of receivables (Note 14)	20,526	15,337	3,640	858	40,361
Suppliers (Note 15 and Note 20.ii.a)	95,450	1,382	—	—	96,832
Payable for purchase of properties and advances from customers (Note 17)	117,515	73,571	19,504	—	210,590
	817,794	236,665	23,144	858	1,078,461
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	414,330	—	—	—	414,330
Trade accounts receivable (Note 5)	442,542	89,831	13,227	—	545,600
	856,872	89,831	13,227	—	959,930

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(i)	Risk considerations--Continued

d)	Liquidity risk --Continued

Fair value classification

The Company uses the following classification to determine and disclose the fair value of financial instruments by the valuation technique o:

Level 1: quoted prices (without adjustments) in active markets for identical assets or liabilities;

Level 2: inputs other than the quoted market prices within Level 1 that are observable for asset or liability, either directly (as prices) or indirectly (derived from prices); and

Level 3: inputs for asset or liability not based on observable market data (unobservable inputs).

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2019 and 2018 is as follows:

	Fair value classification
As of December 31, 2019	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	—	401,895	—

	Fair value classification
As of December 31, 2018	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	—	104,856	—

In the years ended December 31, 2019 and 2018, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments —Continued

(ii)	Fair value of financial instruments--Continued

a)	Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value of each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2019 and 2018 are as follows:

	2019		2018
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	12,435	12,435	32,304	32,304	(*)
Short-term investments (Note 4.2)	401,895	401,895	104,856	104,856	(*)
Trade accounts receivable (Note 5)	545,600	545,600	642,009	642,009	(**)
Loans receivable (Note 21.1)	33,416	33,416	28,409	28,409	(**)

Financial liabilities
Loans and financing (Note 12)	533,153	542,909	623,747	555,855	(**)
Debentures (Note 13)	197,525	278,727	265,666	302,126	(**)
Forward transactions – Share repurchase program (Note 15)	—	—	38,879	38,879	(**)
Suppliers	96,832	96,832	134,581	134,581	(**)
Obligations assumed on assignment of receivables(Note 14)	40,361	40,361	57,186	57,186	(**)
Payable for purchase of properties and advances from customers (Note 17)	210,590	210,590	309,431	309,431	(**)
Loans payable (Note 21.1)	9,280	9,280	15,451	15,451	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments--Continued

a)	Risk of debt acceleration

As of December 31, 2019, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

As of December 31, 2019, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for three SFH loans, for which we need to re-establish their guarantees. Currently, the Company is in the process of negotiating the re-establishment of the related SFH loans guarantees and we have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance and it does not limit its ability to conduct its business as usual.

(iii)	Capital stock management

The objective of the Company’s capital stock management is to guarantee the maintenance of a strong credit rating in institutions and an optimum capital ratio, in order to support the Company’s business and maximize value to shareholders.

The Company controls its capital structure by making adjustments and adapting to current economic conditions. In order to maintain its structure adjusted, the Company may pay dividends, return on capital to shareholders, take out new loans and issue debentures, among others.

There were no changes in objectives, policies or procedures during the years ended December 31, 2019 and 2018.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments):

	2019	2018

Loans and financing (Note 12)	533,153	623,747
Debentures (Note 13)	197,525	265,666
( - ) Cash and cash equivalents and (Note 4.1 e 4.2)	(414,330)	(137,160)
Net debt	316,348	752,253
Equity	882,845	493,191

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the year ended December 31, 2019 describes the risks that may give rise to material changes in the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2019, besides the derivative instruments, the Company has the following financial instruments:

a)	Short-term investments, loans and financing and debentures linked to the Interbank Deposit Certificate (CDI);

b)	Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and Broad Consumer Price Index (IPCA);

c)	Accounts receivable and payable for purchase of properties, linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis in the year ended December 31, 2019, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 5.96%, TR at 0%, INCC at 4.15%, IPCA at 4.31% and IGP-M at 7.32%. The scenarios considered were as follows:

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2019. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	2,072	5,179	10,359	(2,072)	(5,179)	(10,359)
Loans and financing	Increase/decrease of CDI	(1,429)	(3,573)	(7,145)	1,429	3,573	7,145
Debentures	Increase/decrease of CDI	(804)	(2,010)	(4,020)	804	2,010	4,020

Net effect of CDI change		(161)	(404)	(806)	161	404	806

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(157)	(393)	(785)	157	393	785

Net effect of IPCA change		(157)	(393)	(785)	157	393	785

Receivables	Increase/decrease of INCC	1,191	2,977	5,954	(1,191)	(3,082)	(5,954)
Payables for purchase of properties	Increase/decrease of INCC	(886)	(2,216)	(4,431)	886	2,107	4,431

Net effect of INCC change		305	761	1,523	(305)	(975)	(1,523)

Receivables	Increase/decrease of IGP-M	1,763	4,408	8,816	(1,763)	(4,408)	(8,816)

Net effect of IGP-M change		1,763	4,408	8,816	(1,763)	(4,408)	(8,816)

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current account	2019	2018

Assets
Current account (a):
Total SPEs	64,441	51,624
Subsidiaries	57,027	43,004
Jointly-controlled investees	7,381	8,587
Associates	33	33
Condominium, consortia (b) and third-party works(c)	13,165	13,036
Loans receivable (d) (Note 20.ii.a)	33,416	28,409
Dividends receivable	—	—
	111,022	93,069

Current	77,606	64,660
Non-current	33,416	28,409

Liabilities
Current account (a):
Total SPEs	(55,104)	(40,713)
Subsidiaries	(29,211)	(15,780)
Jointly-controlled investees	(23,229)	(16,532)
Associates	(2,664)	(8,401)
Loans payables (d) (Note 20.ii.a)	(9,280)	(15,451)
	(64,384)	(56,164)

Current	(64,384)	(56,164)
Non-current	—	—

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such operations aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally provided which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2020 and are tied to the cash flows of the related ventures.

	2019	2018	Nature	Interest rate

Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	6,272	5,486	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	392	685	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	26,752	22,238	Construction	12% p.a. + IGPM
Total receivable	33,416	28,409

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,025	4,787	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	5,372	7,877	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	2,883	2,787	Construction	6% p.a.
Total payable	9,280	15,451	Construction

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties--Continued

21.1.	Balances with related parties--Continued

In the year ended December 31, 2019 the recognized finance income from interest on loans amounted to R$4,195 (R$4,899 in 2018) (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$132,336 as of December 31, 2019 (R$218,344 in 2018).

22.	Net operating revenue

	2019	2018	2017

Gross operating revenue
Real estate development, sale, barter transactions and construction services	390,032	1,006,317	647,780
(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)	47,257	41,828	187,284
Taxes on sale of real estate and services	(36,824)	(87,254)	(48,890)
Net operating revenue	400,465	960,891	786,174

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	2019	2018	2017

Cost of real estate development and sale:
Construction cost	(199,538)	(406,156)	(428,458)
Land cost	(67,082)	(211,962)	(142,544)
Development cost	(6,227)	(28,799)	(31,130)
Provision for loss on realization of properties for sale (Note 6 and 8)	27,079	(63,145)	(147,332)
Capitalized financial charges (Note 12)	(38,275)	(112,904)	(116,516)
Maintenance / warranty	1,359	(23,203)	(40,506)
Total cost of real estate development and sale	(282,684)	(846,169)	(906,486)

Selling expenses:
Product marketing	(3,950)	(40,137)	(37,407)
Brokerage and sale commission	(4,331)	(29,659)	(29,652)
Customer Relationship Management (CRM) and corporate marketing	(6,473)	(14,386)	(19,815)
Other	(135)	(249)	(694)
Total selling expenses	(14,889)	(84,431)	(87,568)

General and administrative expenses:
Salaries and payroll charges	(20,650)	(33,921)	(33,547)
Employee benefits	(1,982)	(3,554)	(3,236)
Travel and utilities	(218)	(922)	(437)
Services	(16,035)	(14,011)	(17,125)
Rents and condominium fees	(3,803)	(5,780)	(5,567)
IT	(7,751)	(11,026)	(13,559)
Stock option plan (Note 18.3)	2,366	(1,927)	(4,964)
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	(5,000)	14,750	(13,375)
Depreciation and amortization (Notes 10 and 11)	(14,181)	(21,290)	(57,522)
Other	(1,060)	(698)	(903)
Total general and administrative expenses	(68,314)	(78,379)	(150,235)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(20,598)	(172,432)	(107,848)
Loss on realization of investment stated at fair value (Note 9)	—	(112,800)	(101,953)
Result of divestment in associate (Note 9.1)	(78,008)	—	—
Other (a)	66,979	(13,703)	(1,749)
Total other income (expenses), net	(31,627)	(298,935)	(211,550)

(a)	Amount of R$66,391 in the consolidated statements related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

24.	Finance income (expenses)

	2019	2018	2017
Finance income
Income from financial investments	12,649	11,955	19,876
Derivative transactions (Note 20.i.b)	—	763	818
Finance income on loans (Note 21.i)	4,195	4,898	2,220
Other finance income	362	1,937	6,819
Total finance income	17,206	19,553	29,733

Finance expenses
Interest on funding, net of capitalization (Note 12)	(59,379)	(68,380)	(103,827)
Amortization of debenture cost	(2,857)	(4,224)	(5,016)
Banking expenses	(8,931)	(6,919)	(16,714)
Offered discount and other finance expenses	(5,663)	(20,551)	(11,444)
Total finance expenses	(76,830)	(100,074)	(137,001)

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

In the years ended December 31, 2019, 2018 and 2017, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended December 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	10	6	3
Annual fixed compensation (in R$)
Salary/Fees	765	5,915	93
Direct and indirect benefits	-	10	-
Other (INSS)	153	1,083	19
Average monthly compensation (in R$)	77	584	9
Total compensation	918	7,008	112
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	918	7,008	112

	Management compensation
Year ended December 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	5,5	5,0	2,8
Annual fixed compensation (in R$)
Salary/Fees	1,264	3,576	183
Direct and indirect benefits	-	151	-
Other (INSS)	253	715	37
Average monthly compensation (in R$)	126	370	18
Total compensation	1,517	4,442	220
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	1,517	4,442	220

	Management compensation
Year ended December 31, 2017	Board of Directors	Executive Management	Fiscal Council

Number of members	7	5	3
Annual fixed compensation (in R$)
Salary / Fees	1,693	3,460	203
Direct and indirect benefits	-	203	-
Others (INSS)	339	692	41
Monthly compensation (in R$)	169	363	20
Total compensation	2,032	4,355	244
Profit sharing (Note 25 (iii))	-	1,625	-
Total compensation and profit sharing	2,032	5,980	244

There is no amount related to expenses with option grant to current management members of the Company for the years ended December 31, 2019 and 2018 (R$3,317 in 2017).

The maximum aggregate compensation of the Company’s management members for the year 2019 was established at R$7,782 (R$23,599 in 2018), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2019.

(ii)	Sales transactions

In the years ended December 31, 2019 and December 31, 2018 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees --Continued

(iii)	Profit sharing

The Company has a profit sharing plan that entitles its employees and management members, as well as those of its subsidiaries, to participate in the distribution of profits of the Company.

This plan is tied to the achievement of specific targets, established, agreed-upon and approved by the Board of Directors at the beginning of each year.

In the year ended December 31, 2019, the Company recorded a reversal of expense for profit sharing amounting to R$5,000 in the consolidated statement (reversal of R$14,750 in 2018) in the account “General and Administrative Expenses " (Note 23).

	2019	2018	2017

Executive officers (Note 25.i)	—	—	1,625
Other employees	5,000	—	11,750
Reserve reversal	—	(14,750)	—
Total profit sharing	5,000	(14,750)	13,375

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the year.

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

The liabilities covered by insurance and the respective amounts as of December 31, 2019 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	943,646
Civil liability (Directors and Officers – D&O)	161,228
1,104,874

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.	Earnings (loss) per share

In accordance with CPC 41, the Company is required to report basic and diluted losses per share. The comparison data of basic and diluted earnings/losses per share is based on the weighted average number of shares outstanding for the year, and all dilutive potential shares outstanding for each reported year, respectively.

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

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the years ended December 31, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2019	2018	2017
Basic numerator
Undistributed loss from continued operations	(26,040)	(419,526)	(858,415)
Undistributed profit (loss) from discontinued operations	—	—	98,175
Undistributed profit (loss), available for the holders of common shares	(26,040)	(419,526)	(760,240)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	68,584	41,147	26,891

Basic earnings (loss) per share in Reais	(0.380)	(10.196)	(28,271)
From continued operations	(0.380)	(10.196)	(31,922)
From discontinued operations			3,651
Diluted numerator
Undistributed loss from continued operations	(26,040)	(419,526)	(858,415)
Undistributed profit (loss) from discontinued operations	—	—	98,175
Undistributed loss, available for the holders of common shares	(26,040)	(419,526)	(760,240)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	68,584	41,147	26,891
Stock options	836	572	61
Anti-dilution effect	(836)	(572)	(61)
Diluted weighted average number of shares	68,584	41,147	26,891

Diluted earnings (loss) per share in Reais	(0.380)	(10.196)	(28.271)
From continued operations	(0.380)	(10.196)	(31.922)
From discontinued operations	—	—	3.651

28.	Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operates only in one segment, according to the nature of its products.

The reports used for making decisions are the consolidated financial statements, and no longer the analysis by operating segments. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable segment to be disclosed in the years ended December 31, 2019, 2018 and 2017.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2019:

Consolidated
2019

Unrecognized sales revenue of units sold	439,514
Unrecognized estimated cost of units sold	(244,442)
Unrecognized estimated cost of units in inventory	(179,102)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,368,112
Recognized sales revenue:
Recognized revenue	973,277
Cancelled contracts – reversed revenue	(44,679)
(b) Net recognized sales revenue	928,598
Unrecognized sales revenue (a+b) (a)	439,514

(ii) Income from damages for cancelled contracts	1,933

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	31,855
(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenues	85,377
Adjustments in trade accounts receivable	42,926
Income from damages for cancelled contracts	(16,981)
Liabilities – return due to cancelled contracts	25,470

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(805,216)
Incurred cost of units:
Construction cost	(591,011)
Cancelled contracts – construction costs	30,237
(b) Net incurred cost	(560,774)
Cost to be incurred of units sold (a+b) (b)	(244,442)
(iii) Unrecognized estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(535,082)
Incurred cost of units (Note 6)	355,980
Unrecognized estimated cost	(179,102)

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2019, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 29.0% (25.1% in 2018).

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	2019	2018	2017

Capital contribution (reduction)	19,846	(2,215)	(12,360)
Capitalized financial charges (Note 12)	(30,358)	(35,686)	(74,310)
Physical barter – Land (Note 17)	(29,871)	38,030	(14,648)
Divestment in Alphaville Urbanismo	78,008	—	—
	37,625	129	(101,318)

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities

	Transactions affecting cash				Transactions not affecting cash
Consolidated	Opening balance 2018	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2019

Loans, financing and debentures (Notes 12 and 13)	(889,412)	(42,978)	(22,685)	229,845	(5,448)	—	(730,678)
Loans (Note 21.1)	12,958	—	—	(1,795)	12,973	—	24,136
Paid-in capital (Note 18.1)	(2,521,319)	(404,961)	—	—	—	—	(2,926,280)
Capital reserve (Note 18.1)	(250,599)	—				—	(250,599)
	(3,648,372)	(447,939)	(22,685)	228,050	7,525	—	(3,883,421)

31.	Subsequent events

(i)	UPCON Merger

According to Note 1, on December 16, 2019, the Company disclosed a Material Fact whereby it informed that it entered into a non-binding Letter of Intent with UPCON Incorporadora S.A. (“UPCON”), concerning the acquisition by the Company of the totality of shares issued by UPCON. On March 2, 2020, the Company informed that the Administrative Council for Economic Defense (CADE) approved, without restriction, the merger of the totality of shares of UPCON into the Company. Once the required approval stages are completed, UPCON will become a wholly-owned subsidiary of Gafisa.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events --Continued

(ii)	Coronavirus – COVID-19

Until the date of disclosure of the Financial Statements, there was no impact from the outbreak of coronavirus on the Company’s operations. A Crisis Management Committee has been created that holds periodically meetings and total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have preventatively determined that back-office personnel work remotely, providing all employees with the required infrastructure they are able to work from home and interact with the internal team and external staff. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales operations have focused on digital interactions with prospective customers.

The Company will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Thus far, there is a high volatility in the Company’s stock price traded on the stock exchange as a result of the global concern for this pandemic and its developments and the Company has not noted a significant increase in customer default or reduction in sales volume. Moreover, the construction of ventures has been according to the original schedule.

However, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year.

Therefore, even considering the scenario of uncertainty over the end of the pandemic for resuming activities and its negative impact on the country’s economy, based on its best estimate, management has performed an anlysis and has concluded that there is no need to recognize additional loss allowance, nor is any material adverse effect on its operations. The Company is going to keep monitoring the pandemic to continually update its projections and analysis on any effect on its financial information.

The development and evolution of the COVID-19 in Brazil and globally still has great uncertainty in its duration and severity, which may further amplify and delay the impact on the recovery of the real estate industry. Given the uncertainty about the situation, the Company currently cannot estimate the impact to the 2020 financial performance and cash flows and understands that at present, the projections used in the analysis of realization of its assets shall not suffer significant changes in the face of this event and keeps the adopted assumptions.

(iii)	Renegotiation of liabilities

On March 26, 2020, the Company disclosed a Material Fact whereby it informed that it has completed the renegotiation of its financial liabilities with the financial institution Banco do Brasil S.A. in the total amount of R$138,355. This transaction enables the Company to extend the final maturity of such debts until June 2025 and reduce the finance cost. Also in the scope of the renegotiation, the Company started to have the time required to sell the units in inventory tied to this transaction. The completion of this renegotiation strengthens the Company’s capital structure and represents the building of closer credit relationships in the financial market.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events --Continued

(iv)	Annual and Extraordinary Shareholders’ Meeting

On April 30, 2020, the Annual and Extraordinary Shareholders’ Meeting was held, and the following resolutions were taken: (i) approval of the management accounts, examine, discuss and vote the Financial Statements for the year ended December 31, 2019; (ii) deliberation about the allocation of net income for the year; (iii) setting of the management’s maximum aggregate compensation for the year 2020; and (iv) approval of the capital reduction, to absorb the retained loss of the Company.

Additionally, in relation to the purchase and sale of UPCON Incorporadora S.A.’s shares, the following matters have been approved: (i) acquisition of the totality of stocks issued by UPCON by Gafisa; (ii) increase in the Company’s capital by R$310,001; (iii) issue of two series of debentures convertible into common shares to cover the transaction with UPCON, in the total amount of R$150,000; (iv) change in the composition of Board of Directors, which will have seven to nine members; (v) election of members to the Board of Directors; and (vi) plan for repurchasing the Company’s shares, within the limit of 10,327,558 shares to be acquired by the Company.

(v)	Increase in capital and issue of convertible debentures – Beginning of the period for exercising preemptive rights

On May 11, 2020, the Company has disclosed a Notice to Shareholders containing information related to the exercise of the preemptive rights and convertible debentures, which will begin on May 15, 2020 and end on June 15, 2020.

In the scope of the capital increase, 75,610,000 registered book-entry common shares, with no par value, at the unit price of R$4.10 will be issued.

The first debenture series comprises 667 units, at the unit price of R$50,000, falling due on July 15, 2021, and interest of 0.50% p.a. paid with the principal on maturity date.

The second debenture series comprises 333 units, at the unit price of R$100,000, falling due on February 28, 2021, and interest of 0.50% p.a. paid with the principal on maturity date. Both series are adjusted by IGP-M.

The proceeds from the first and second debenture series will be used in the payment for the purchase of the totality of shares issued by UPCON and acquisition of the receivable that Gilberto Benevides is entitled from UPCON, in which he is a shareholder.

(vi)	Legal claims settlements

The Company has recorded in its Financial Statements the following legal claims settlements in accordance with CPC 24 - Subsequent Event guidelines:

a.	On April 30, 2020, it was settled an agreement in the amount of R$4,332 related to an attorney’s fee claim, to be paid by the transfer of ordinary shares

b.	On June 12, 2020, it was settled an agreement in the amount of R$8,000 related to debt’s liability of former Company’s shareholder, Cimob Companhia Imobiliaria (Note 16 (a) (i)).

These legal claims were settled in view of economic and time benefits in connection with Company’s business and operations considerations.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017

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

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. As a transition method, the Company has recognized the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings as of January 01, 2017 to all contracts at the date of initial adoption (Notes 3.1 and 32 (c)(i).

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017--Continued

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

(ii)	Net realizable value for properties for sale

Under Brazilian GAAP, a new assessment is made of net realizable value in each subsequent period. When the circumstances that previously caused properties for sale to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed, so that the new carrying amount is the lower of the cost and the revised net realizable value.

Under USGAAP, ASC 330-10-35-14, a reversal of a write-down for an increase in market value is not permitted.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017--Continued

(a)  Description of the GAAP differences--Continued

(iii)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from US GAAP. The Company has recast its consolidated balance sheet under Brazilian GAAP to present a condensed consolidated balance sheet in accordance with US GAAP (Note 32(d)(i)). The reclassifications are summarized as follows:

· Under Brazilian GAAP, restricted cash is presented as short-term investment in the balance sheet (Note 4.2(d)). For US GAAP purposes, restricted cash is presented separately.

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

· The net income differences between Brazilian GAAP and US GAAP (Note 32(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017--Continued

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

Deferred tax assets are recognized to the extent supported by reversing taxable temporary differences under both Brazilian GAAP and US GAAP for our most significant tax-paying components. Furthermore, for US GAAP purposes, deferred income tax results are allocated between the pretax loss from operations and the gain on discontinued operations. The differences in the amount of deferred tax asset considered realizable for the respective years are an expense of R$12,102 in 2019, R$19,930 in 2018 and a reversal of R$ 12,519 in 2017. Additionally, there is no tax benefit associated with share-based payments due to the valuation allowance position.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(b)  Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note		2019	2018	2017

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.			(26,040)	(419,526)	(760,240)
Revenue recognition - net operating revenue	32	(a)(i)	(13,536)	(166,968)	297,324
Revenue recognition - operating costs	32	(a)(i)	7,551	135,937	(182,367)
Revenue recognition – allowance for expected credit losses	32	(a)(i)	(719)	(2,243)	(754)
Equity pick-up	32	(a)(i)	(3,134)	1,637	27,946
Present value adjustment on revenue recognition adjustments above and other			2,796	(48)	244
Deferred tax on adjustments above, net of valuation allowance	32	(a)(v)	31	(1,407)	(3,986)
Reversal of write-down in net realizable value due to an increase in market value	32	(a)(ii)	(27,638)	—	—

Net income (loss) attributable to shareholders of Gafisa under US GAAP			60,689)	(452,618)	(621,833)

Net income attributable to the non-controlling interests under US GAAP			(361)	(1,750)	(281)

Net income (loss) under US GAAP			(61,050)	(454,368)	(622,114)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			68,584	41,147	26,891
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	32	(d)(iv)	(0.8901)	(11.0426)	(23.1347)
Diluted	32	(d)(iv)	(0.8901)	(11.0426)	(23.1347)

(a)	Net income (loss) from continuing operations

	Note		2019	2018	2017

Net income (loss) under Brazilian GAAP from continuing operations.			(26,401)	(421,276)	(858,696)
Revenue recognition - net operating revenue	32	(a)(i)	(13,536)	(166,968)	297,324
Revenue recognition - operating costs	32	(a)(i)	7,551	135,937	(182,367)
Revenue recognition – allowance for expected credit losses	32	(a)(i)	(719)	(2,243)	(754)
Equity pick-up	32	(a)(i)	(3,134)	1,637	27,946
Present value adjustment on revenue recognition adjustments above and other			2,796	(48)	244
Deferred tax on adjustments above, net of valuation allowance	32	(a)(v)	31	(1,407)	29,394
Reversal of write-down in net realizable value due to an increase in market value	32	(a)(ii)	(27,638)	—	—

Net income (loss) under US GAAP from continuing operations			(61,050)	(454,368)	(686,909)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares			68,584	41,147	26,891
Earnings (loss) per share from continuing operations
Basic	32	(d)(iv)	(0.8901)	(11.0426)	(25.5442)
Diluted	32	(d)(iv)	(0.8901)	(11.0426)	(25.5442)

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(i)    Net income (loss)--Continued

(b)   Net income (loss) from discontinued operations

	Note	2019	2018	2017

Net income (loss) under Brazilian GAAP from discontinued operations.		—	—	98,175
Revenue recognition - net operating revenue	32(a)(i)	—	—	85,460
Revenue recognition - operating costs	32(a)(i)	—	—	(60,367)
Equity pick-up	32(a)(i)	—	—	(741)
Present value adjustment on revenue recognition adjustments above and other		—	—	971
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	—	—	(33,815)
Impairment loss remeasurement	32(d)(iv)	—	—	(24,888)
Discontinued operation adjustments	32(b)(i)	—	—	(33,380)

Net income (loss) under US GAAP from discontinued operations		—	—	64,796
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		—	—	26,891
Earnings (loss) per share from discontinued operations
Basic	32(d)(iv)	—	—	2.4096
Diluted	32(d)(iv)	—	—	2.4041

(ii)   Equity

	Note	2019	2018	2017

Equity under Brazilian GAAP		881,410	491,317	711,222
Revenue recognition - net operating revenue	32(a)(i)	(1,144,341)	(1,097,861)	(914,334)
Revenue recognition - operating costs	32(a)(i)	890,934	847,643	696,072
Revenue recognition – allowance for expected credit losses	32(a)(i)	1,101	1,820	4,063
US GAAP adjustment equity accounted investees	32(a)(i)	(11,147)	(8,014)	(10,533)
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(27,638)	—	—
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	3,669	3,639	5,048

Equity attributable to shareholders of Gafisa under US GAAP		593,988	238,544	491,538

Equity attributable to non-controlling interests under US GAAP		1,435	1,874	3,847

Equity under US GAAP		595,423	240,418	495,385

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017-- Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)  Equity--Continued

Condensed changes in total equity under US GAAP	2019	2018	2017

At beginning of the year	240,418	495,385	1,437,993
Changes in equity, BRGAAP	10,755	(52,449)	818
Capital reduction (Tenda spin-off)	—	—	(327,230)
Stock options	417	1,304	3,500
Net profit (loss) attributable to Gafisa	(60,689)	(452,618)	(621,833)
Capital increase	404,961	250,766	—
Non-controlling interests	(439)	(1,973)	2,137
Other	—	3	—
At end of the year	595,423	240,418	495,385

Condensed equity under US GAAP	2019	2018	2017

Equity
Common shares, comprising 117,018,984 shares outstanding (2018 – 39,784,169; 2017 – 27,102,118)	2,926,280	2,521,319	2,521,152
Treasury shares	(43,517)	(58,950)	(29,089)
Accumulated reserve (losses)	(2,288,775)	(2,223,825)	(2,000,525)

Total equity attributable to shareholders of Gafisa	593,988	238,544	491,538

Equity attributable to non-controlling interests	1,435	1,874	3,847

Total equity	595,423	240,418	495,385

(c)	Recent US GAAP accounting pronouncements

(i)  Recently adopted US GAAP accounting standards

The adoption of the following Updates is neither applicable nor had a material impact on our consolidated financial statements, except for the Updates related to Topic 606.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i) Recently adopted US GAAP accounting standards--Continued

The following Updates related to Topic 606 were adopted, as it follows:

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i) Recently adopted US GAAP accounting standards--Continued

In May 2016, the FASB issued ASU 2016-12: Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The core principle of the guidance in Topic 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in this Update do not change the core principle of the guidance in Topic 606. Rather, the amendments in this Update affect only some of the narrow aspects of Topic 606.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i) Recently adopted US GAAP accounting standards--Continued

In June 2016, the FASB issued ASU 2016-13: Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In addition, available-for-sale accounting recognizes that value may be realized either through collection of contractual cash flows or through sale of the security. Therefore, the amendments limit the amount of the allowance for credit losses to the amount by which fair value is below amortized cost because the classification as available for sale is premised on an investment strategy that recognizes that the investment could be sold at fair value, if cash collection would result in the realization of an amount less than fair value. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i) Recently adopted US GAAP accounting standards--Continued

In March 2017, the FASB issued ASU 2017-08: Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted.

In May 2017, the FASB issued ASU 2017-11: Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in this Update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share in accordance with FASB ASC 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in FASB ASC 470), including related earnings per share guidance (in FASB ASC 260). The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of FASB ASC 480, Distinguishing Liabilities from Equity, that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i) Recently adopted US GAAP accounting standards--Continued

effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect.

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii) Recently issued US GAAP accounting standards

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(c)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i) Condensed consolidated balance sheets under US GAAP

	2019	2018	2017
Assets
Current assets
Cash and cash equivalents	12,435	32,304	28,527
Short-term investments	368,335	97,895	108,502
Restricted short-term investments	33,560	6,961	10,433
Trade accounts receivable, net	53,558	83,433	141,869
Properties for sale	1,658,394	1,790,103	1,716,633
Prepaid expenses	1,860	2,668	5,779
Other	165,116	198,284	219,487
	2,293,258	2,211,648	2,231,230
Non-current assets
Investments in associates	115,216	308,833	447,252
Property and equipment, net	14,159	20,073	22,342
Intangibles assets	7,084	11,770	18,280
Trade accounts receivable, net	12,472	32,301	47,944
Properties for sale	279,207	198,941	339,797
Other	200,331	123,602	86,351
	628,469	695,520	961,966

Total assets	2,921,727	2,907,168	3,193,196

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i) Condensed consolidated balance sheets under US GAAP--Continued

	2019	2018	2017
Liabilities
Current liabilities
Loans and financing	426,124	285,612	481,073
Debentures	158,179	62,783	88,177
Payables for purchase of properties	115,156	101,285	92,709
Payables for goods and services suppliers	95,450	119,847	98,662
Taxes and labor contributions	48,385	31,566	20,102
Advances from customers	696,944	680,398	653,859
Obligations assumed on the assignment of receivables	20,526	25,046	31,001
Other	361,197	366,140	327,180
	1,921,961	1,672,677	1,792,763
Non-current liabilities
Loans and financing	107,029	338,135	416,112
Debentures	39,346	202,883	119,536
Deferred tax liabilities and social contribution	12,115	49,372	74,473
Payables for purchase of properties	93,075	196,076	152,377
Obligations assumed on the assignment of receivables	19,835	32,140	53,392
Provisions for legal claims	123,878	155,608	82,063
Other	9,065	19,859	7,095
	404,343	994,073	905,048

Equity attributable to shareholders of Gafisa	593,988	238,544	491,538
Equity attributable to non-controlling interest	1,435	1,874	3,847

Total equity	595,423	240,418	495,385

Total liabilities and equity	2,921,727	2,907,168	3,193,196

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)   Condensed consolidated statements of operations under US GAAP

	2019	2018	2017
Gross operating revenue
Real estate development and sales of properties	427,383	897,846	1,166,802
Taxes on services and revenues	(41,174)	(79,782)	(63,590)

Net operating revenue	386,209	818,064	1,103,212
Operating costs	(302,772)	(736,614)	(1,109,322)

Gross (loss) profit	83,437	81,450	(6,110)

Operating income (expenses)
Selling general and administrative expenses	(69,022)	(141,520)	(180,281)
Other	(45,805)	(320,226)	(269,072)
Income (loss) before financial income and expenses and income tax and social contribution	(31,390)	(380,296)	(455,463)

Financial income	16,682	19,553	29,733
Financial expenses	(73,510)	(100,121)	(136,756)
Income (loss) before income tax and social contribution	(88,218)	(460,864)	(562,486)

Current tax, including social contribution	37,259	(3,349)	(2,832)
Deferred tax, including social contribution	(1,954)	23,692	55,325
Total income tax and social contribution	35,305	20,343	52,493

Income (loss) before equity in results and
non-controlling interests	(52,913)	(440,521)	(509,993)
Income from equity method investments	(8,137)	(13,847)	(176,917)

Net loss for the year for continuing operations	(61,050)	(454,368)	(686,910)

Net income (loss) for the year for discontinued operations	—	—	64,796

Net loss for the year	(61,050)	(454,368)	(622,114)

Net income (loss) attributable to the non-controlling interests	(361)	(1,750)	(281)
Net loss attributable to shareholders of Gafisa	(60,689)	(452,618)	(621,833)

(iii)   Condensed consolidated statements of comprehensive income (loss)

	2019	2018	2017

Net loss for the year	(61,050)	(454,368)	(622,114)

Total comprehensive loss, net of taxes	(61,050)	(454,368)	(622,114)

Attributable to:
Non-controlling interests	(361)	(1,750)	(281)
Shareholders of Gafisa	(60,689)	(452,618)	(621,833)

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale

As explained in Note 8.2, the results of operations of Tenda have been presented as discontinued operations in the Company’s 2017 consolidated statements of operations.

The assets and liabilities of the group of assets held for sale are presented separately in the consolidated financial statements. The net income (loss) of discontinued operations is presented as a single amount in the statement of operations, contemplating the total after-tax profit or loss of such operations less any impairment-related loss, as demonstrated below:

2017

Impairment loss (i)	—
Disposal group held for sale (ii)	—
Total disposal group held for sale	—

Liabilities directly associated with assets held for sale (ii)	—

Reversal of impairment loss (i)	215,440
Portion related to payable for sale of shares (ii)	(107,720)
Impairment loss	(47,666)
Tenda’s net income for the period ended May 04, 2017 (iii)	47,666
Transaction costs	(9,545)
Deferred tax on adjustments above, net of valuation allowance	(33,379)
Net income (loss) of discontinued operations	64,796

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Disposal group held for sale--Continued

The main lines of the statement of operations of the subsidiary Tenda are as follows:

Statement of operations	Period ended May 04, 2017

Net operating revenue	496,004
Operating costs	(329,511)
Operating expenses, net	(105,652)
Depreciation and amortization	(4,381)
Financial income (expenses)	(4,736)
Income tax and social contribution	(4,954)
Income from equity method investments	237
Non-controlling interests	(659)
Net income (loss) for the year	47,666

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)   Earnings (loss) per share

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

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)    Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2019	2018	2017

Basic numerator
Declared dividends	—	—	—
U.S. GAAP undistributed profit (loss)	(60,689)	(452,618)	(621,833)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(60,689)	(452,618)	(621,833)

Basic denominator (in thousands of shares)
Weighted-average number of shares	68,584	41,147	26,891
Basic earnings (loss) per share – U.S. GAAP - R$	(0.8849)	(11.0000)	(23.1242)

	2019	2018	2017

Diluted numerator
Dividends proposed	—	—	—
U.S. GAAP undistributed profit (loss)	(60,689)	(452,618)	(621,833)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(60,689)	(452,618)	(621,833)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	68,584	41,147	26,891
Stock options	836	572	61
Antidilutive effect	(836)	(572)	(61)

Diluted weighted-average number of shares	68,584	41,147	26,891

Diluted earnings (loss) per share – U.S. GAAP - R$	(0.8849)	(11.0000)	(23.1242)

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)   Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2019	2018	2017

Opening balance at January 1	(758,723)	(660,645)	(517,413)
Change in valuation allowance	(51,417)	(98,078)	(143,232)
Closing balance at December 31	(810,140)	(758,723)	(660,645)

The Company reduces its deferred tax asset with a valuation allowance such that the amount of the net deferred tax asset is the amount that is more likely than not to be realized. During the year 2019, movements in the valuation allowance amounted to a net increase of R$51,417 and there was no utilization of operating loss carryforwards.

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

As of December 31, 2019, 2018 and 2017, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.

Notes to the consolidated financiaol statements

December 31, 2019

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2019, 2018 and 2017- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(vi)   Additional information – income taxes--Continued

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2015 and forward, i.e., within 5 years after the filing.

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

Statement of Cash flow	2019	2018	2017

Operating activities	44,019	31,450	206,865
Investing activities	(300,620)	(3,061)	320,737
Financing activities	236,732	(24,612)	(528,609)

The Company’s primary differences in net income (loss) between Brazilian GAAP and net income (loss) for US GAAP are explained in items 32(a) (ii) to (vi) above. The statement of cash flows for Brazilian GAAP was prepared based on CPC 3(R2) - Statement of Cash Flows.

(ix) Statement of value added

The statement of value added for new Brazilian GAAP was prepared based on CPC 09 - “Demonstração do Valor Adicionado.” For US GAAP, this statement is not required.

***