Form 20-F
period 2020-12-31
Gafisa S.A.
filed 2021-05-10
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Date of event requiring this shell company report :

For the transition period from                               to

Commission file number: 001-33356

GAFISA S.A.
(Exact name of Registrant as specified in its charter)

GAFISA S.A.
(Translation of Registrant’s name into English)

The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor
04543-900 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Ian Monteiro de Andrade – Chief Financial Officer and Investor Relations Officer
(Address of principal executive offices)

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

The number of outstanding shares as of December 31, 2020 was:

Title of Class	Number of Shares Outstanding
Common Stock	300,676,101*

*Includes 341,570 common shares that are held in treasury.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

In preparing our financial statements, we have applied: (1) Circular Letter/CVM/SNC/SEP 02/2018 regarding the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2020. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on transferring control.

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

As explained in Note 8.2 to our consolidated financial statements for the year ended December 31, 2019, the results of operations of Construtora Tenda S.A., or “Tenda,” have been presented as discontinued operations under Brazilian GAAP in the Company’s 2019, 2018, 2017 and 2016 consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively adjusted. Additionally, earnings per share amounts have been adjusted retroactively to reflect the reverse split of our common shares at the ratio of 13.483023074 to 1, which was consummated on March 23, 2017.

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this annual report in relation to our plans, forecasts, expectations regarding future events, strategies, and projections, are forward-looking statements which involve risks and uncertainties and which are therefore not guarantees of future results, including as a result of any impact from the COVID-19 pandemic. Our estimates and forward-looking statements are mainly based on our current expectations and estimates on projections of future events and trends, which affect or may affect our businesses and results of operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several uncertainties and are made in light of information currently available to us. Our estimates and forward-looking statements may be influenced by the following factors, among others:

•	changes in overall economic conditions, including employment levels, population growth and consumer confidence;

•	changes in real estate market prices and demand, estimated budgeted costs and the preferences and financial condition of our customers;

•	demographic factors and available income;

•	any impacts from the COVID-19 pandemic;

•	our ability to repay our indebtedness and comply with our financial obligations;

•	our ability to arrange financing and implement our expansion plan;

•	our ability to compete and conduct our businesses in the future;

•	changes in our business;

•	inflation and interest rate fluctuations;

•	changes in the laws and regulations applicable to the real estate market;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	other factors that may affect our business, market share, financial condition, liquidity and results of our operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”

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

The following selected financial data for 2020, 2019, 2018, 2017 and 2016 has been derived from our audited consolidated financial statements presented herein. The consolidated financial statements presented herein for the years ended 2017 and 2016 have been retrospectively adjusted to reflect the adoption of the new accounting pronouncements CPCs 47 (IFRS 15), CPC 48 (IFRS 9) and ASC 606, as explained in Notes 3 and 33 to our consolidated financial statements for the year ended December 31, 2018. The aforementioned retrospective adjustments (2017 and 2016) were audited by BDO and, therefore, KPMG audit report makes reference to the consolidated financial statements before those adjustments. The following selected financial data for 2020, 2019, 2018, 2017 and 2016 are derived from these audited consolidated financial statements presented herein.

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

The following table sets forth financial information as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016, which has been prepared in accordance with Brazilian GAAP in effect as of December 31, 2020. Certain information below is presented in accordance with U.S. GAAP.

	As of and for the year ended December 31,
	2020(4)(5)		2019(4)(5)		2018(4)(5)		2017(4)(5)		2016(4)(5)
	(in thousands of reais, except per share, per American Depositary Shares (“ADS”) and operating data)
Consolidated Statement of Operations Data:
Brazilian GAAP:
Net operating revenue		884,045		400,465		960,891		786,174		923,181
Operating costs		(715,264)		(282,684)		(846,169)		(906,486)		(1,013,810)
Gross profit (loss)		168,781		117,781		114,722		(120,312)		(90,629)
Operating expenses, net		(161,816)		(119,833)		(477,228)		(654,216)		(362,747)
Financial expenses, net		(72,995)		(59,624)		(80,521)		(107,268)		(25,679)
Income (loss) before income tax and social contribution		(66,030)		(61,676)		(443,027)		(881,796)		(479,055)
Income tax and social contribution		(7,608)		35,275		21,751		23,100		(100,080)
Net income (loss) from continuing operations		(73,638)		(26,401)		(421,276)		(858,696)		(579,135)
Net income (loss) from discontinued operations		—		—		—		98,175		(559,704)
Net income (loss) for the year attributable to non-controlling interest		(479)		(361)		(1,750)		(281)		1,871
Net income (loss) for the year attributable to owners of Gafisa	R$	(73,160)	R$	(26,040)	R$	(419,526)	R$	(760,240)	R$	(1,140,710)
Share and ADS data(1):
Per common share data—R$ per share:
Earnings (loss) per weighted average number of shares—Basic		(0.4070)		(0.3800)		(10.1960)		(28.2710)		(42.3720)
From continuing operations		(0. 4070)		(0.3800)		(10.1960)		(31.9220)		(21.5124)
From discontinued operations		—		—		—		3.6509		(20.7906)
Earnings (loss) per weighted average number of shares —Diluted		(0. 4070)		(0.3800)		(10.1960)		(28.2710)		(42.3720)
From continuing operations		(0. 4070)		(0.3800)		(10.1960)		(31.9220)		(21.5124)
From discontinued operations				—		—		3.6509		(20.7906)
Weighted average number of shares outstanding—in thousands		179,882		68,584		41,147		26,891		26,921
Dividends and interest on shareholders’ equity declared—in thousands of reais		—		—		—		—		—
Earnings (loss) per share—R$ per share		(0. 4070)		(0.3800)		(10.1960)		(28.2710)		(42.3720)
Number of common shares outstanding as at end of period—in thousands*		290,513		117,019		39,784		27,102		26,779
Earnings (loss) per ADS—R$ per ADS(1)		(0.8140)		(0.7590)		(20.3920)		(56.5420)		(84.7440)
U.S. GAAP:
Net operating revenue		1,025,450		386,209		818,064		1,103,212		1,880,564
Operating costs		(815,177)		(302,772)		(736,614)		(1,109,322)		(1,544,794)
Gross profit (loss)		210,273		83,437		81,450		(6,110)		335,770
Operating expenses, net		(171,916)		(114,827)		(461,746)		(449,353)		(309,443)
Financial expenses, net		(74,839)		(56,828)		(80,568)		(107,023)		(25,679)
Income from disposal on controlling interests		—		—		—		—		—
Income (loss) before income tax and social contribution and income from equity method investments		(36,482)		(88,218)		(460,864)		(562,486)		648
Income tax and social contribution		(5,757)		35,305		20,343		52,493		49,041
Equity pick-up		15,626		(8,137)		(13,847)		(176,917)		(55,407)
Net income (loss) from continuing operations		(26,613)		(61,050)		(454,368)		(686,910)		(5,718)
Net income (loss) from discontinued operations		—		—		—		64,796		(506,185)
Net income (loss) for the year		(26,613)		(61,050)		(454,368)		(622,114)		(511,903)
Net income (loss) attributable to non-controlling interests		(479)		(361)		(1,750)		(281)		2,214
Net income (loss) attributable to owners of Gafisa		(26,134)		(60,689)		(452,618)		(621,833)		(514,117)
Per share and ADS data(1):
Per common share data—R$ per weighted average number of shares:
Earnings (loss) per weighted average number of shares—Basic		(0.1479)		(0.8849)		(11.0000)		(23.1242)		(19.0972)
Earnings (loss) per weighted average number of shares—Diluted		(0.1479)		(0.8849)		(11.0000)		(23.1242)		(19.0972)
Weighted average number of shares outstanding — in thousands		179,882		52,299		41,147		26,891		26,921
Dividends declared and interest on equity		—		—		—		—		—
Per ADS data—R$ per ADS(1):
Profit (loss) per ADS —Basic(1)		(0.2958)		(1,7698)		(22.0000)		(46.2484)		(38.1945)
Profit (loss) per ADS —Diluted(1)		(0.2958)		(1,7698)		(22.0000)		(46.2484)		(38.1945)
Weighted average number of ADSs outstanding—in thousands		89,941		26,149		20,574		13,446		13,461
Dividends and interest on equity declared		—		—		—		—		—

Consolidated Balance Sheet Data:
Brazilian GAAP:
Cash, cash equivalents and short-term investments		622,120		414,330		137,160		147,462		253,180
Current and non-current properties for sale		1,461,010		1,078,306		1,089,401		1,330,083		1,911,530
Working capital(2)		1,066,964		556,984		656,796		474,904		990,699
Total assets		3,749,999		2,540,049		2,526,280		2,876,360		5,095,118
Total debt(3)		940,924		730,687		889,413		1,104,898		1,637,568
Total Gafisa equity		1,553,440		881,410		491,317		711,222		1,794,374
Equity of non-controlling interests		(3,989)		1,435		1,874		3,847		2,128
Total equity		1,549,451		882,845		493,191		715,069		1,796,502
U.S. GAAP:
Cash and cash equivalents, short-term investments and restricted short-term investments		622,120		414,330		137,160		147,462		253,180
Current and non-current properties for sale		2,524,648		1,937,601		1,989,044		2,056,430		2,892,690
Working capital(2)		977,449		371,297		538,971		438,467		989,868
Total assets		4,141,714		2,921,727		2,907,168		3,193,196		5,469,243
Total debt(3)		940,924		730,678		889,413		1,104,898		1,637,568
Total Gafisa equity		1,313,615		593,988		238,544		491,538		1,436,283
Equity of non-controlling interests		(3,989)		1,435		1,874		3,847		1,710
Total equity		1,309,626		595,423		240,418		495,395		1,437,993
Consolidated cash flow provided by (used in):
Brazilian GAAP
Operating activities		(452,895)		44,019		31,450		206,865		269,666
Investing activities		(237,933)		(300,620)		(3,061)		445,448		162,455
Financing activities		693,784		236,732		(24,612)		(528,609)		(456,813)

* Common shares held in Treasury are not included.

(1)	Earnings (loss) per ADS is calculated based on each ADS representing two common shares. On March 23, 2017, we consummated a reverse split of our common shares at the ratio of 13.483023074 to 1, decreasing the number of our total common shares from 378,066,162 common shares to 28,040,162 common shares. All Brazilian GAAP and U.S. GAAP information relating to the number of shares and ADSs has been adjusted retroactively for the period ended December 31, 2016 to reflect the reverse split of our common shares.

(2)	Working capital equals current assets less current liabilities.

(3)	Total debt comprises current and non-current portion of loans and financings and debentures.

(4)	As explained in Note 8.2 to our consolidated financial statements for the years ended December 31, 2019 and December 31, 2018, Notes 1 and 8.2 to our consolidated financial statements for the year ended December 31, 2017 and Notes 2.3 and 8.2 to our consolidated financial statements for the year ended December 31, 2016, the results of operations of Tenda have been presented as discontinued operations under Brazilian GAAP and U.S. GAAP in the consolidated statements of operations. Under Brazilian GAAP, previous period balance sheet information is not retrospectively reclassified.

(5)	As explained in Note 3 to our consolidated financial statements for the year ended December 31, 2018, under Brazilian GAAP, we have adopted CPC 48 – Financial Instruments (IFRS 9) and CPC 47 – Revenue from Contracts with Customers (IFRS 15) retrospectively from January 1, 2016. Under U.S. GAAP, we have adopted ASUs Topic 606 – Revenue from Contracts with Customers retrospectively from January 1, 2016.

Exchange Rates

All transactions involving foreign currency in the Brazilian market, whether carried out by investors resident or domiciled in Brazil or investors resident or domiciled abroad, must now be conducted on the consolidated exchange market through institutions authorized by the Central Bank and subject to the rules of the Central Bank.

The Central Bank has allowed the real to float freely against the U.S. dollar since January 15, 1999. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the real declined relative to the U.S. dollar, primarily due to financial and political instability in Brazil and Argentina. According to the Central Bank, in 2005, 2006 and 2007, however, the period-end value of the real appreciated in relation to the U.S. dollar 13.4%, 9.5% and 20.7%, respectively. In 2008, the period-end value of the real depreciated in relation to the U.S. dollar by 24.2%. In 2009 and 2010, the period-end value of the real appreciated in relation to the U.S. dollar by 34.2% and 4.3%. In 2011, the real depreciated against the U.S. dollar by 11.2%. In 2014, the period-end value of the real depreciated in relation to the U.S. dollar by 13.4%. On December 31, 2014, the period-end real/U.S. dollar exchange rate was R$2.6562 per U.S.$1.00. In 2015, the period-end value of the real depreciated in relation to the U.S. dollar by 47.0%. On December 31, 2015, the period-end real/U.S. dollar exchange rate was R$3.9048 per U.S.$1.00. On December 31, 2016, the period-end real/U.S. dollar exchange rate was R$3.2591 per U.S.$1.00. On December 31, 2017, the period-end real/U.S. dollar exchange rate was R$3.308 per U.S.$1.00. On December 31, 2018, the period-end real/U.S. dollar exchange rate was R$3.875 per U.S.$1.00. On December 31, 2019, the period-end real/U.S. dollar exchange rate was R$4.031 per U.S.$1.00. On December 31, 2020, the period-end value of the real depreciated in relation to the U.S. dollar by 22.4%. On December 31, 2020, the period-end real/U.S. dollar exchange rate was R$5,197 per U.S.$1.00. Although the Central Bank has intervened occasionally to control unstable movements in the foreign exchange rates, the exchange market may continue to be volatile as a result of this instability or other factors, and, therefore, the real may substantially decline or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods and dates indicated.

Year	Period-end	Average(1)	Low	High
2016	3.259	3.483	3.119	4.156
2017	3.308	3.193	3.051	3.381
2018	3.875	3.656	3.139	4.188
2019	4.031	3.946	3.652	4.260
2020	5.197	5.158	4.021	5.937

Month	Period-end	Average(2)	Low	High
October 2020	5.772	5.626	5.521	5.780
November 2020	5.332	5.418	5.282	5.693
December 2020	5.197	5.146	5.058	5.279
January 2021	5.476	5.356	5.163	5.509
February 2021	5.530	5.416	5.342	5.530
March 2021	5.697	5.646	5.495	5.840
April 2021	5.404	5.562	5.366	5.706
May 2021 (through May 6, 2021)	5.289	5.384	5.289	5.451

Source: Central Bank.

(1)	Represents the average of the exchange rates on the closing of each day during the year.

(2)	Represents the average of the exchange rates on the closing of each day during the month.

On May 6, 2021, the selling rate was R$5.289 to US$1.00. The real/dollar exchange rate fluctuates and, therefore, the selling rate at May 6, 2021, may not be indicative of future exchange rates.

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

Summary of Risk Factors

An investment in our common shares or the ADSs is subject to a number of risks, including risks relating to our business and the Brazilian real estate industry, risks relating to Brazil and risks relating to our common shares and the ADSs. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Risk Factors” for a more thorough description of these and other risks.

Certain Risks Relating to Our Business and Industry

•	Our business, results of operations, financial condition and the market price of our common shares or the ADSs may be adversely affected by weaknesses in general economic, real estate and other conditions. The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

•	Our business may be adversely affected by the recent coronavirus outbreak. The outbreak and the preventative and protective actions that governments have taken in respect of COVID-19 has resulted in a period of business disruption and reduced operations, including in the real estate sector. In addition, the pandemic has caused levels of equity and other financial markets to decline sharply and to become volatile, including the price of our common shares. The COVID-19 pandemic may continue to affect our industry and cause temporary suspension of projects and shortage of labor and raw materials, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

•	We operate in a highly competitive industry and our failure to compete effectively could adversely affect our business. The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Furthermore, a significant portion of our real estate development and construction activity is conducted in the state of São Paulo, an area where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors.

•	Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil liability and decrease our profitability. The quality of work in the construction of our real estate projects and the timely completion of these projects are major factors that affect our reputation, and therefore our sales and growth. We may incur construction and other development costs for a project that exceeds our original estimates due to increases over time in interest rates, real estate taxes or costs associated with materials and labor, among others.

•	Our inability to acquire adequate capital to finance our projects could delay the launch of new projects and adversely affect our business. We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities.

Certain Factors Relating to Brazil

•	Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares or the ADSs. The Brazilian economy has been characterized by unstable economic cycles and frequent and occasionally extensive intervention by the Brazilian government. Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may have an adverse effect on our activities and consequently our operating results, and may also adversely affect the trading price of our common shares and the ADSs.

•	Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs. Periods of higher inflation may slow the rate of growth of the Brazilian economy, which could lead to reduced demand for our products in Brazil and decreased net sales. Inflation is also likely to increase some of our costs and expenses, which we may not be able to pass on to our customers and, as a result, may reduce our profit margins and net income. Any decline in our net operating revenue or net income and any deterioration in our financial condition would also likely lead to a decline in the market price of our common shares and the ADSs.

•	Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the Brazilian economy and the price of our common shares and the ADSs. The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

•	Political instability and economic uncertainty in Brazil, including in relation to country-wide corruption probes, may adversely affect the price of our ADSs and our business, operations and financial condition. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil. Any factor that creates additional political uncertainty may harm the Brazilian economy and, consequently, our business and the price of our common shares and the ADSs.

•	Fluctuations in interest rates may have an adverse effect on our business and the market prices of our common shares and the ADSs. The Central Bank, through the Monetary Policy Committee (Comitê de Política Monetária) establishes the Special Clearance and Escrow System rate (Sistema Especial de Liquidação e Custodia), which is the basic interest rate for the Brazilian financial system by reference to the level of economic growth of the Brazilian economy, the level of inflation and other economic indicators. Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

Certain Risks Relating to Our Common Shares and the ADSs

•	International economic and market conditions, especially in the United States, may adversely affect the market price of the ADSs. The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. The uncertainties generated by crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

•	Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs. The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

•	The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so.

•	Shares eligible for future sale may adversely affect the market value of our common shares and the ADSs. Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and the ADSs. We cannot predict what effect future sales of our shares or ADSs may have on the market price of our shares or the ADSs.

•	The economic value of your investment in our company may be diluted. We may need additional funds in the future, in order to expand more rapidly, develop new markets, respond to competitive pressures or make acquisitions. Any necessary additional financing may not be available on terms favorable to us. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively. If additional funds are raised by our issuing new equity securities existing shareholders may be diluted.

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

Since 2014, weakening economic conditions and political instability in Brazil, leading to fluctuations in interest rates and inflation and an increase in levels of unemployment, among other factors, have had an adverse impact on the real estate market, including a decrease in the volume of Gafisa launches and a sharp decrease in the overall volume of real estate launches in Brazil. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

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

The COVID-19 pandemic may continue to affect our industry and cause temporary suspension of projects and shortage of labor and raw materials, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

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

The impact from the outbreak of COVID-19 on our operations might result in the postponement of our launches, a reduction in sales volume and an increase in customer payment defaults. Additional impacts will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, such as vaccination programs, among others. While there have been no significant impacts on our business or our financial targets as a result of the COVID-19 pandemic, we could be materially adversely affected by a protracted downturn in local, regional or global economic conditions.

Our management has evaluated the impacts of the COVID-19 pandemic on our financial statements, including projections of profit or loss and cash generation, based on its best estimates, and management has concluded that there is no need to recognize any additional loss allowances. We will continue to monitor and analyze the impacts of the COVID-19 pandemic on our results of operations and financial condition and continuously update our projections accordingly.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2020, our net debt (indebtedness from debentures, loans and financing, and project financing balance, net of our cash and short term investments position) was R$318.8 million, our cash and cash equivalents and short-term investments were R$622.1 million and our total debt was R$940.9 million.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and, since then, we have been recording provisions for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. Since 2016, our impairment analysis has been negatively impacted by the challenging macroeconomics conditions in the real estate sector and in Brazil as a whole, which has led to a decrease in sales prices for our commercial and residential units. As of December 31, 2017, 2018 and 2019, we had R$310.6 million, R$235.9 million and R$198.5 million recorded as a provision for impairment on landbank and properties for sale, respectively. As of December 31, 2020, we had R$129.2 million recorded as a provision for impairment on landbank and properties for sale.

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

Additionally, as part of our growth strategy, we may develop new business in areas different than those in which we currently operate. For example, we are currently working on new projects through Gafisa Propriedades Incorporação, Administração, Consultoria E Gestão De Ativos Imobiliários S.A., or Gafisa Propriedades, for the management of our own and third party real estate properties. We cannot guarantee that our growth strategy to develop new business will be successful. Furthermore, we may need to incur in additional financing and we may not be able to generate enough returns from any new business to pay off such additional financing.

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

As of December 31, 2020, our total debt (loans, financing and debentures) was approximately R$940.9 million and our short-term debt was R$459.3 million. In addition, as of December 31, 2020 our cash and cash equivalents and short-term investments available was R$622.1 million and our net debt represented 20.5% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2020, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2020, R$15.8 million of our R$19.1 million of total labor liabilities and provisions were for such liabilities. Approximately 80% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M”, inflation rates in Brazil were 7.5% in 2018, 7.3% in 2019 and 23.1% in 2020. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.7% in 2018, 4.3% in 2019 and 4.5% in 2020. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC”. The INCC rates were 3.8% in 2018, 4.1% in 2019 and 8.8% in 2020. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The market for securities offered by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other countries may significantly affect the availability of credit to companies with significant operations in Brazil and result in considerable outflows of funds from Brazil, decreasing the amount of foreign investments in Brazil.

Crises and political instability in other emerging market countries, the United States, Europe or other countries could decrease investor demand for securities offered by companies with significant operations in Brazil, such as our common shares or the ADSs. Investors sentiment in one country may cause capital markets in other countries to fluctuate, affecting the value of our common shares and ADSs, even if indirectly. The economic, political and social instability in the United States, the trade war between the United States and China, crises in Europe and other countries, the consequences of United Kingdom’s exit from the European Union, and global tensions, as well as economic or political crises in Latin America or other emerging markets, including as a result of the COVID-19 pandemic, may significantly affect the perception of the risks inherent in investment in Brazil.

Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our common shares and the ADSs.

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

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, operations and financial condition. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic, which is expected to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business and the price of our common shares and the ADSs.

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

As of December 31, 2015, the SELIC rate was 14.25%. As of December 31, 2016, the Central Bank reduced the SELIC rate to 13.75%. As of December 31, 2017, the Central Bank had significantly reduced the SELIC to 7.0% and, as of December 31, 2018, the SELIC rate was 6.5%. As of December 31, 2019, the Central Bank had further decreased the SELIC rate to 4.50%. As of December 31, 2020, the SELIC rate was 2.00%. As of the date of this annual report, the SELIC rate is 3.50%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2020, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. As of December 31, 2020, the average daily trading for all companies listed on the B3, the only Brazilian stock exchange, was approximately R$34.2 billion, according to B3 data.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Based on the negative results of the fiscal year 2018, our shareholders did not approve any distribution of dividends at our annual shareholders’ meeting held on April 24, 2019. Based on the negative results of the fiscal year 2019, at our annual shareholders’ meeting held on April 30, 2020, our shareholders did not approve any distribution of dividends. Based on the negative results of the fiscal year 2020, at our annual shareholders’ meeting held on April 30, 2021, our shareholders did not approve any distribution of dividends.

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

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2020 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

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

Our core business is the development of high-quality residential units in attractive locations. The year ended December 31, 2019 was a milestone year for Gafisa, as we underwent a comprehensive restructuring process. As a result and to focus on our restructuring, we decided not to launch new projects. We resumed launches in 2020, totaling a PSV of R$634.5 million. We currently operate mainly in São Paulo and Rio de Janeiro, but we still have a small portion of our inventory in other cities.

In 2006, Gafisa acquired Alphaville Urbanismo S.A., or “Alphaville,” leading residential community development company in Brazil. In 2008, Gafisa acquired Tenda, focusing on the low income segment. In 2013, Gafisa sold a 70% interest in Alphaville, and sold our remaining stake in 2019.

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

During February, March and April 2019, the members of the Company’s Board of Directors elected in late 2018 resigned, with the exception of Pedro Carvalho de Mello, and new members were elected to replace them. As of the date of this annual report, following the Annual General Meetings held on April 30, 2021, Gafisa’s Board of Directors is composed of the following members: (i) Leo Julian Simpson (nominated as chairman of the Board of Directors on April 15, 2019), (ii) Antonio Carlos Romanoski, (iii) Eduardo Larangeira Jácome, (iv) Nelson Sequeiros Rodriguez Tanure, (v) João Antônio Lopes Filho, (vi) Thomas Cornelius Azevedo Reichenheim, (vii) Gilberto Benevides and (viii) Nelson Queiroz Sequeiros Tanure.

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

On December 16, 2019, we entered into an Additional Investment Agreement with UPCON, which was discussed at an Extraordinary Shareholders’ Meeting on April 30, 2020. Accordingly and with the aim to strengthen our executive team, our Board of Directors approved a new organizational structure and elected the following three new Executive Officers: (i) Guilherme Augusto Soares Benevides as Chief Operations Officer and Vice-president of Operations; (ii) Fábio Freitas Romano as Assistant Vice-president of Operations; and (iii) Ian Monteiro de Andrade as Chief Financial Officer and Investor Relations Officer and Vice-president of Management and Finance.

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

On August 19, 2020, we submitted a merger proposal to the board of directors of Tecnisa. As of the date of this annual report, a definitive position on our merger proposal is yet to be reached and we are exploring alternatives.

On November 16, 2020, the Board of Directors approved (1) the issuance of 9,944,150 common shares, and (2) an increase in our share capital from 290,731,951 common shares to 300,676,101 common shares and R$1,041,248 thousand to R$1,083,248 thousand.

On November 3, 2020, CADE approved our acquisition from Calçada S.A. of four real estate ventures located in the city of Rio de Janeiro.

On November 10, 2020, we entered into a purchase agreement for the acquisition of certain real estate assets located in the city of São Paulo, namely the “Hotel Fasano Itaim” project, as part of the execution plan of the newly-formed Gafisa Propriedades, a business unit directed at developing, owning and managing proprietary and third-party real estate assets. We completed this acquisition in January 2021. Additionally, Gafisa Propriedades has also acquired stakes in two shopping malls located in the city of Rio de Janeiro and other real estate assets in São Paulo-SP, as described below.

On January 13, 2021, Gafisa Propriedades exercised an option to purchase 32 studio apartments and a controlling stake in the “Hotel Fasano Itaim” development, which also includes restaurants and a convention center, from Even Construtora e Incorporadora S.A. The purchase price was R$310 million, and the stake of Gafisa Propriedades in the hotel was 80.37%.

On January 20, 2021, Gafisa Propriedades completed the acquisition of a stake in Jardim Guadalupe Shopping Mall, located in the city Rio de Janeiro. The purchase price for 100% of the asset totalled R$39.8 million, and the asset also carried R$25.0 million in debt. On the same date, Gafisa Propriedades entered into a purchase agreement for the acquisition of a stake in São Conrado Fashion Mall, also located in Rio de Janeiro. Completion of the acquisition is subject to the approval of the current creditors of Fashion Mall. The purchase price for 100% of the asset totalled R$59.5 million, and additionally the asset carried R$75.0 million in debt.

On March 8, 2021, Gafisa Propriedades entered into a purchase agreement for the acquisition of private suites in connection with the “Cidade Matarazzo Rosewood São Paulo” project. The purchase price for the part of the project already completed totaled R$83.4 million.

Capital Expenditures

In 2020, under the Gafisa brand, we invested R$16.7 in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to approximately R$8.7 million.

In 2019, under the Gafisa brand, we invested R$3.6 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to approximately R$1.0 million.

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

General Overview

We believe we are one of Brazil’s leading homebuilders. For over/more than 60 years, Gafisa has been recognized as one of the foremost professionally-managed homebuilders, having completed and sold more than 1,100 developments and constructed over 16 million square meters of housing, which we believe is more than any other residential development company in Brazil. We believe our brand “Gafisa” is a well-known brand in the Brazilian real estate development market, enjoying a reputation among potential homebuyers, brokers, lenders, landowners and competitors for quality, consistency and professionalism.

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2020, we reaped the benefits of our restructuring process initiated in 2019 and resumed launches after a two year period. In addition, we also provide construction services to third parties on certain developments where we retain an equity interest. We are currently operating mainly in São Paulo and its metropolitan area. The city of São Paulo represented approximately 6% of the national population and over 10% of the gross domestic product as of December 31, 2017 (latest available information).

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

In 2020, we created a new business unit, Gafisa Propriedades, which acquires and develops real estate assets and is expected to provide management services to proprietary and third-party owned real estate assets. In the first quarter of 2021, Gafisa Propriedades acquired (i) a stake in the Hotel Fasano Itaim project in São Paulo, currently under construction, (ii) stakes in Jardim Guadalupe Shopping and São Conrado Fashion Mall (closing pending), both in the city of Rio de Janeiro, and (iii) a private suites in the Cidade Matarazzo Rosewood São Paulo project in São Paulo-SP.

On November 16, 2020, we completed the acquisition of four projects located in Rio de Janeiro from Calçada S.A., marking the return of Gafisa’s presence in the Rio de Janeiro real estate development market. “Gafisa Rio” is our local base for acquiring land and launching new projects in Rio de Janeiro, and will enable us to better understand and manage business opportunities in the Rio de Janeiro real estate market.

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2020		2019		2018
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	634,522	100.0	—	—	655,974	100.0
Commercial	—	—	—	—	—	—
Potential sales	634,522	100.0	—	—	655,974	100.0

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2020		2019		2018
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	172,800	100.0	—	—	401,836	100.0
Commercial	—	—	—	—	—	—
Sales	172,800	100.0	—	—	401,836	100.0

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2020	2019	2018
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	262,547	—	655,974
Developments launched(2)	3	—	5
Usable area (m2)(3)	16,776	—	77,658
Units launched(4)	148	—	948
Average sales price (R$/m2)(3)(5)	15,650	—	9,840
Rio de Janeiro
Potential sales value of units launched(1)	326,251	—	—
Developments launched(2)	1	—	—
Usable area (m2)(3)	11,285	—	—
Units launched(4)	25	—	—
Average sales price (R$/m2)(3)(5)	28,910	—	—
Other Markets
Potential sales value of units launched(1)	45,724	—	—
Developments launched(2)	1	—	—
Usable area (m2)(3)	6,586	—	—
Units launched(4)	58	—	—
Average sales price (R$/m2)(3)(5)	6,943	—	—
Total Gafisa
Potential sales value of units launched(1)	634,522	—	655,974
Developments launched(2)	5	—	5
Usable area (m2)(3)	34,648	—	77,658
Units launched(4)	231	—	948
Average sales price (R$/m2)(3)(5)	18,313	—	9,840

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. The unit’s usable area in exchange for land pursuant to barter transactions is not included.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$7,605, R$6,400 and R$8,661 in 2020, 2019 and 2018, respectively, for Gafisa’s ventures only.

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

The table below sets forth our luxury and middle-income building developments launched between January 1, 2018 and December 31, 2020:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2020)
Cyano	2020	100%	11,285	2023	25	24%
Normandie Moema	2020	100%	8,895	2023	64	42%
High Line Jardins	2020	100%	4,624	2023	68	38%
Chez Perdizes	2020	100%	3,257	2023	16	6%
Upside Pinheiros	2018	100%	11,261	2021	76	100%
Upside Paraíso	2018	100%	10,881	2022	109	61%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our entry level developments launched between January 1, 2018 and December 31, 2020:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2020)
Parque Ecoville F3 - Barigui	2020	100%	6,586	2023	58	4%
Belvedere Lorian Boulevard	2018	100%	24,975	2022	223	80%
Moov Belém	2018	100%	14,512	2022	392	98%
Scena Tatuapé	2018	100%	16,028	2022	147	56%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed developments as of December 31, 2020, with percentage of units sold less than 90%:

As of December 31, 2020
Project Description	Units Sold (%)
Smart Santa Cecilia (1)	89%
Varandas Grand Park F3 (2)	86%
067 Hermann Jr (3)	86%
Varandas Grand Park F6 (4)	84%
Alphamall (5)	80%
Varandas Grand Park F5 (6)	80%
Pirapora 250 (7)	78%
Target Offices e Mall (8)	64%
Comfort Guarulhos II (9)	61%
Alta Vistta F3 e F4 (10)	38%
MN | 15 (11)	35%
Alta Vistta F1 (12)	22%
Gafisa Desenvolvimento Urbano (13)	0%

(1)	Smart Santa Cecília. This development was 100% completed at December 31, 2020 at which time 88.69% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(2)	Varandas Grand Park F3. This development was 100% completed at December 31, 2020 at which time 86.23% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(3)	067 Hermann Júnior. This development was 100% completed at December 31, 2020 at which time 86.21% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(4)  Varandas Grand Park F6. This development was 100% completed at December 31, 2020 at which time 84.36% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(5)	Alphamall. This development was 100% completed at December 31, 2020 at which time 80.34% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(6)	Varandas Grand Park F5. This development was 100% completed at December 31, 2020 at which time 79.64% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 24-36 months.

(7)	Pirapora 250. This development was 100% completed at December 31, 2020 at which time 77.78% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months

(8)	Target Offices e Mall. This development was 100% completed at December 31, 2020 at which time 63.87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time horizon. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

(9)	Comfort Guarulhos II. This development was 100% completed at December 31, 2020 at which time 60.69% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months

(10)	Alta Vistta F3 e F4. This development was 100% completed at December 31, 2020 at which time 37.62% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months

(11)	MN | 15. This development was 100% completed at December 31, 2020 at which time 35.10% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months .

(12)	Alta Vistta F1. This development was 100% completed at December 31, 2020 at which time 22.40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(13)	Gafisa Desenvolvimento Urbano. This development was 100% completed at December 31, 2020 at which time no units had been sold. These units are mostly related to land lots and were acquired in 2019 from Alphaville’s desinvestment operation. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 36-48 months.

We have evaluated all of our developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: Alpha Green, Alpha Land, Alphamall, Americas Avenue, Espaço Alpha, Comfort Guarulhos, Girassol52, Golden Office, Itacema, Laguna Mall, Ramada Encore, Sao Gate, Target Offices & Mall, Today Modern Residences, Smart Vila Madalena, Smart Santa Cecília, Stratos, Moov Parque Maia, Moov Belém, Upcon Cinquo, Upconcept Design Offices, Update Vila Madalena, Uplife Conceição, Uplife Interlagos, Upstyle Brooklin, single units of Olavo Bilac and single units of Reserva das Ruínas.

Some of these projects, such as Target Offices & Mall and Americas Avenue, are being transferred to our properties management team at Gafisa Propriedades, for a more focused engagement of the issues related to them.

Land subdivisions

Land subdivisio consists of the land acquired from Alphaville Urbanismo S.A., in the divestment operation of our shares and is in line with our strategy of optimization and improvement of our portfolio. These lots are equipped with infrastructure for specific land parceling, such as electricity, water and sewage, paved streets and common leisure areas. Our subdivisions are usually located in wealthy suburban areas close to highways leading to major cities. A typical lot is between 250 and 5,000 square meters, most of it for residential use and a small part for commercial use. The average price per square meter ranges from approximately R$ 200 to R$ 800. We target clients with a monthly family income of more than approximately R$ 10,000 for these subdivisions.

We are structuring partnerships with the main real estate companies in the locations of the developments for the commercialization of the lots.

The table below sets forth our entry level developments acquired between January 1, 2018 and December 31, 2020:

Project Description	Year Acquired	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Number of Units (2)
Alphaville Castello Itu	2019	100%	12,243	12
Terras Alphaville Dourados	2019	100%	52,285	149
Terras Alphaville Gravataí	2019	100%	8,829	29
Terras Alphaville Linhares	2019	100%	15,026	33
Alphaville Litoral Norte 3 Salvador	2019	100%	14,420	18
Alphaville Pernambuco	2019	100%	13,244	26
Terras Alphaville Ponta Grossa	2019	100%	5,701	12
Alphaville Aracaju Sergipe	2019	100%	63,367	107

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Commercial Buildings

In 2018, 2019 and 2020, we did not launch any commercial buildings,although some of our residencial buildings had a commercial element attached to them.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

As of December 31, 2020, there is no real estate developments for third parties currently under construction, in which we also have an equity interest.

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

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2020, our development-client database was comprised of more than 80,000 individuals. We currently have approximately 20,000 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2020, there are no construction services clients currently under construction.

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

As of December 31, 2020, we had an inventory of 38 land parcels under Gafisa, in which we estimate we could develop a total of 10,135 units (residential and commercial) with a sales value of R$ 7.1 billion, of which 10% represents land acquired through barter transactions. The table below sets forth the breakdown of our land holdings by location and by segment:

	Gafisa
	Future Sales (% Gafisa) (1)	% Bartered
	(in millions of reais)
São Paulo	3,124	17%
Rio de Janeiro	3,282	5%
Other states	688	0%
Total	7,094	10%

(1)	Information reflects our interest.

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

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 570 independent Gafisa Vendas brokers, 15 sales coordinators, 30 sales managers and 5 sales directors.

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

In 2020, 2019, 2018, 2017 and 2016, Gafisa Vendas was responsible for approximately (i) 77%, 74%, 73.7%, 68.0% and 61.1%, respectively, of our sales in the state of São Paulo, and (ii) 4%, 60%, 64.9%, 63% and 48.8%, respectively, of our sales in the state of Rio de Janeiro.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we typically provide for each type of development as of December 31, 2020:

Sales Term	Luxury and Middle Income (average)	Entry-Level (average)
Mortgage lending (delivery)	97.4%	99.8%
Gafisa 36 months	2.4%	0.2%
Gafisa 60 months	0.2%	0.0%
Gafisa 120 months	0.0%	0.0%

Mortgages. In 2020, approximately 93% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2020:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	up to 7.59% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	up to 7.99% annually + TR	R$1,500,000.00	R$1,500,000.00
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS for Programa Casa Verde e Amarela	up to 8.5% annually + TR	R$240,000.00	R$240,000.00

(1)	TR refers to the daily reference rate.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On December 31, 2020, our clients’ default level, related to amounts overdue for over 30 days, was 14.9% of our accounts receivable for Gafisa.

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

The table below sets forth client default levels:

	As of and for the year ended December 31,
Customer default level	2020	2019	2018
Gafisa	14.9%	15.1%	14.3%

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

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2020		As of December 31, 2019		As of December 31, 2018
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	905	516,903	832	292,087	2,908	1,131,823
Volume/Sales value of cancelations	(172)	(78,928)	(193)	(97,531)	(801)	(411,658)
Percentage	19.0%	15.3%	23.2%	33.0%	27.5%	36.4%
Volume/Sales value, net of cancelations	733	437,975	639	194,556	2,107	720,164
Total sales value net of cancelation	733	437,975	639	194,556	2,107	720,164

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 45% of our total costs of development, aside from land, the only raw materials that represent more than approximately 5% of our total costs are steel and concrete. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 16.8% during the three year period ended December 31, 2020, resulting in an increase in the construction costs of Gafisa over that period. During the three year period ended December 31, 2020 the IGP-M increased 41%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Placo do Brasil Ltda, Eliane S/A Revestimentos Cerâmicos, JB Blocos de Concreto Ltda and Thyssenkrupp Elevadores S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 30 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

Customer Service

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer service efforts include:

•	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries; and

•	the development of the “Gafisa Viver Bem” web portal, through which our customers can, for example, follow the project’s progress, alter their registration information, simulate unit designs and check their outstanding balances.

Viver Bem has always been an inspiration for Gafisa, and this has led the company to develop better spaces, idealize concepts and innovative projects. With that in mind, we developed the Viver Bem By Gafisa Program, a complete platform of products and services, which is present throughout the entire customer journey, from the acquisition of the property to the post-delivery stage of the transaction. Viver Bem By Gafisa comprises the following stages: Unit Customization, Renovation and Decoration services, Purchasing Club, Rental Management and Condominium Administration.

In the Viver Bem Personalização stage, the client can personalize his/her unit plan and finishing services of his/her unit, even before picking up the keys. Modifications are carried out during construction and with Gafisa's warranty. In the Viver Bem Reforma e Decoração Program, Gafisa develops personalized interior projects, executes, and manages the construction work in an integrated manner, with excellent finishing options, within the parameters of budgets, time and final result. Renovation and Decoration is offered to customers who are in the delivery stage of the project or in the post-keys stage. In the exclusive shopping club, customers have access to the products of the best home appliance and decoration manufacturers, direct from the factory and without intermediaries.

Additionally, as part of our customer service program in our residential developments, we conduct pre-delivery inspections to promptly address any outstanding construction issues. We also conduct monitored inspections of our developments to allow buyers to gather more information from our technical personnel. In addition, we send a monthly status report on the construction of the unit. We also provide a five-year limited warranty covering structural defects, which is required by Brazilian law.

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

The table below sets forth the most recent data available on our market share in the São Paulo market:

São Paulo (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2020	2019	2018
	(Launches in R$ million)
Local market	28,763	31,442	19,514
Gafisa(2)	262	—	728
Gafisa’s market share	0.9%	—	3.7%

Source: EMBRAESP and SECOVI.

(1)	Metropolitan region.

(2)	Gafisa interest.

Rio de Janeiro (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2020	2019	2018
	(Launches in R$ million)
Local market	3,786	3,676	3,679
Gafisa(2)	326	—	—
Gafisa’s market share	8,6%	—	—

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest.

In 2019 and 2018, we did not launch any development in Rio de Janeiro.

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

As of December 31, 2020, Gafisa had 186 direct and indirect subsidiaries, 22 jointly-controlled entities under operations and 4 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Of our 186 SPEs or invested companies, 160 are wholly-owned by us, and we hold an interest of 50% or less in 26.

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

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 151 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is usually one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between April 2021 and December 2029. We will seek to renew our domain names expiring in April 2021, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Chubb do Brasil Companhia de Seguro, AXA Seguros S.A., Swiss RE, Ezze Seguros, Newe Seguros, Liberty Seguros, Fator Seguradora, Ace Seguradora, Berkley Seguros, Tokio Marine Seguradora S.A., J Malucelli Seguradora S.A., Zurich Brasil Seguros and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

In addition, any assets assigned to directly generate income in Real Estate Investment Funds are subject to regulation by the Brazilian Securities Comission (Comissão de Valores Mobiliários) “CVM”, specifically in the terms of Instruction No. 472 of October 31, 2008.

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

We lease our headquarters located at Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil. We also lease our branch office for customer services located at Av. República do Líbano, No. 1214, 04501-001– São Paulo, SP – Brazil. In Rio de Janeiro, we lease our branch office located at st. Praia do Botafogo, No. 370, 2nd Floor, 22250-904– Rio de Janeiro, RJ – Brazil.

Currently, we lease approximately 2,578 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2020, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$25.2 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The financial statements for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities. The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

Our new properties management segment, Gafisa Propriedades, has not produced any revenues up to the date of this annual report.

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

	Year ended December 31,
	2020		2019		2018
	(%, unless otherwise stated)
Real growth in GDP		(4.1)		1.1		1.1
Inflation rate (INPC)(1)		5.5		4.5		3.4
Inflation rate (IGP—M)(2)		23.1		7.3		7.6
National Construction Cost Index (INCC)(3)		8.8		4.2		3.8
TJLP rate(4)		4.6		5.6		7.0
CDI rate(5)		2.8		4.7		6.4
Appreciation (devaluation) of the real vs. US$		(28.9)		(4.0)		(17.1)
Exchange rate (closing) — US$1.00	R$	5.197	R$	4.031	R$	3.88
Exchange rate (average)(6) — US$1.00	R$	5.158	R$	3.944	R$	3.65

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

Brazilian Real Estate Sector

The Brazilian real estate sector is characterized by cyclical performance influenced by various macroeconomic factors. For example, demand for housing, the availability of financing and growth in population and incomes are, among others, factors that influence the performance of the real estate market.

In addition, since 2006, the Brazilian government has enacted incentives in the real estate sector, including the following:

•	Provisional Measure No. 321 enacted on September 12, 2006, later converted into Law No. 11,434 enacted on December 28, 2006 and amended by Law No. 12,599 enacted on March 23, 2012, gave banks the option to charge fixed interest rates on mortgages;

•	Law No. 10,820 enacted on December 17, 2003, amended by Law No. 10,953 enacted on September 27, 2004, regulated by Decree No. 5,892 enacted on September 12, 2006, as amended by Decree No. 4,840 enacted on September 17, 2003, as amended by Law No. 13,097 enacted on January 19, 2015, allowed payroll deductible mortgage loans to employees of both public and private entities;

•	Decree No. 6,006 enacted on December 28, 2006, replaced by Decree No. 7,660 enacted on December 23, 2011, implemented a 50% tax cut on Tax on Manufactured Products (Imposto sobre Produtos Industrializados), or IPI, levied on the acquisition of important construction products, including certain types of tubes, ceilings, walls, doors, toilets and other materials. In 2009, other decrees eliminated the IPI levied on the acquisition of similar products, but were implemented for a limited term only and were set to expire in March 2010, but were extended until December 31, 2012;

•	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015 (“Law No. 13,097”), which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the LIG.

•	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

•	CMN Resolution No. 4,598/2017, which regulates the issuance of LIGs by financial institutions, establishing its general characteristics, procedures and applicable requirements, including with regards to underlying assets backing such securities, as well as other guidelines applicable to the LIG trustee and to LIG holders’ meetings.

•	Law No. 13,777 enacted on November 20, 2018, established a new form of condominium - a “multi-property” condominium. Multi-property allows the co-owners of a property to each use it for a pre-determined period of time as its single owner. Each “time fraction” is indivisible and bound to the right of use of the property for periods of no less than 7 days, which can be fixed and determined or change from year to year.

•	Law No. 13,786 enacted on December 12, 2018, which regulates the dissolution or termination of purchase and sale agreements involving real estate development activities, in order to foster legal and economic confidence in the real estate development sector.

•	Municipal Law No. 198 enacted on January 14, 2019, which replaced the former Code of Works and Construction of the municipality of Rio de Janeiro. The new Code has only 40 articles, replacing the over 500 provided for in the former code, and its principal goal is to modernize and simplify the rules for developers. The simplification of the licensing process allows for more flexible urbanization parameters.

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

According to CPC 47, the recognition of revenue from contracts with customers became subject to a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations”. Revenue is measured in an amount that reflects the consideration the entity expects to be entitled to and is based on a five-step model as follows: (1) identification of contract; (2) identification of performance obligations; (3) determination of transaction price; (4) allocation of transaction price to performance obligations; and (5) revenue recognition.

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2020	2019	2018
Launches (in millions of reais)	634	—	729
Number of projects launched	5	—	6
Number of units launched(1)	231	—	1,036
Launched usable area (m2)(2)	34,648	—	84,132
Percentage of Gafisa investment	100%	—	100%

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

In 2020, we launched under the Gafisa brand 5 residential developments with a total potential sales value of R$634 million, 3 of which were in the state of São Paulo and one of which was in the state of Rio de Janeiro. During the year, approximately 25% of our launches in terms of potential sales value was generated from launches in the state of São Paulo and 48% in the state of Rio de Janeiro.

In 2019, we did not launch any residential developments.

In 2018, we launched under the Gafisa brand 6 residential developments with a total potential sales value of R$728.7 million and 100% of these developments were located in the state of São Paulo.

Gafisa segment

In 2020, Gafisa launches totaled R$634 million, compared to no launches in 2019. Contracted sales for 2020 totaled R$555 million, an increase of 185% from 2019. Sales of units launched over the year accounted for 31.1%, while sales of inventories accounted for the remaining 68.9%.

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

In 2020, Gafisa delivered 10 ventures/stages and 1,524 units, accounting for R$905.1 million in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$ 1.12 billion at the end of 2020, compared to R$ 881.7 million at the end of 2019 and R$1.23 billion at the end of 2018.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
	2020	2019	2018
Type of development	(in millions of reais, unless otherwise stated)
Luxury middle-income buildings	337.8	109.3	333.4
Entry-level developments	85.4	94.5	459.2
Commercial	131.9	(8.1)	20.6
Total contracted sales(1)	555.1	195.7	813.2
Sale of units launched in the year	172.6	—	401.8
Percentage of total contracted sales	31.1%	—	49.4%
Sale of units launched during prior years	382.5	—	411.3
Percentage of total contracted sales	68.9%	—	50.6%

(1)	Amount net of sales cancellation.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2020 (2)	2019	2018
	(in millions of reais, unless otherwise stated)
Contracted sales(1)
Gafisa	555.1	195.7	813.2
Total contracted sales	555.1	195.7	813.2

(1)	Amount net of sales cancellation.

(2)	Includes sales of commercial units to Gafisa Propriedades.

In 2020, we sold 31.1% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$172.6 million.

In 2019, we did not launch any developments.

In 2018, we sold 49% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$813.2 million, an increase of approximately 13% compared to 2017.

We provide a limited amount of post-construction client financing. Our default rate was 14.9%, 15.1% and 14.3% as of December 31, 2020, 2019 and 2018, respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2020	2019	2018
	(in millions of reais)
Gafisa	1.3	3.2	12.5

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2020	2019	2018
	(in millions of reais, unless otherwise stated)
Sales to be recognized	346.3	437.7	572.2
Net sales to be recognized(1)	333.7	421.7	551.3
Cost of units sold to be recognized(2)	(228.3)	(271.1)	(354.5)
Expected gross margin—yet to be recognized(3)	109.4	150.6	196.8
Expected margin percentage	32.8%	35.7%	35.7%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2020, 0.01% of our net operating revenues were derived from constructions services rendered.

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

	For the year ended December 31,
	2020	2019	2018
Land	2.49%	14.15%	32.51%
Construction costs	83.60%	70.11%	50.74%
Financial costs	11.34%	13.54%	13.35%
Development costs	2.57%	2.20%	3.40%
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 24.2% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 8.8%, 4.2% and 3.8% in 2020, 2019 and 2018, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

Over the last five years, we have incurred most of our construction costs from the 1st to the 18th month of construction of a development, as shown in the table below:

Period of construction	Percentage of costs incurred
1st to 6th month	12%
7th to 12th month	22%
13th to 18th month	31%
19th to 24th month	17%
25th to 30th month	18%

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

Results of Operations for the Years Ended December 31, 2020 and 2019

Net operating revenue

Net operating revenue for the year ended December 31, 2020, recognized by the percentage of completion revenue recognition method, was R$884.0 million, an increase of 120.8% from R$400.4 million for the year ended December 31, 2019, mainly due to (i) higher volume of new launches during the year, (ii) the increase in revenue recognition from construction projects and their improved performance and (iii) higher volume of sales.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$935.0 million for the year ended December 31, 2020, an increase of R$497.7 million or 113.8% compared with the same period in 2019 of R$437.3 million. The tax deductions from gross revenue reached R$51.0 million in 2020 from R$36.8 million in 2019, representing an increase of 38.4%, which was mainly impacted by the higher volume of new launches and sales during the year.

During 2020, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 8.8%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched and delivered in 2019 and 2020. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2020 totaled R$715.3 million, a 153.0% increase compared to R$282.6 million in 2019, as a result of the higher volume of new launches and sales and a reversal of impairment adjustments in our landbank and inventory in the amount of R$11.3 million, compared to R$27.1 million in 2019.

Gross profit

Gross profit in 2020 totaled R$168.8 million, representing an increase of approximately 43.3% from gross profit of R$117.7 million in 2019. This increase was mainly due to (i) higher volume of launches and sales and (ii) a decrease in dissolutions (cancelation of sales).

In 2020, the gross margin generated from our activities decreased to 19.1% compared to 29.4% in 2019. This decrease was due to the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units.

Selling expenses

Selling expenses in 2020 totaled R$29.0 million, representing a increase of 94.7% compared to R$14.8 million in 2019. This increase was mainly due to the higher volume of launches and sales in 2020. Selling expenses in 2020 represented 3.3% of our net operating revenue compared to 3.7% in 2019.

General and administrative expenses, not including depreciation and amortization expenses

General and administrative expenses were R$90.5 million in 2020, a 67.2% increase from the R$54.1 million recorded in 2019. However, recurring general and administrative expenses increased from R$50.8 million in 2019 to R$56.3 million in 2020. This increase is mainly due to salaries and payroll charges and increase of our staff.

Depreciation and amortization

Depreciation and amortization in 2020 was R$8.3 million, a decrease of 41.6% when compared to the R$14.1 million recorded in 2019. This decrease was mainly due to the lack of new launches in 2019 and concentration of our new launches in the fourth quarter of 2020 as well as investments in sales stands.

Other income and expenses, net

Net other expenses totaled R$44.2 million in 2020, compared to R$31.6 million in 2019. This increase is mainly due to lawsuits related expenses of R$43.8 million. In 2019, the amount of R$31.6 million was related due (i) the result of the divestment in Alphaville Urbanismo in the amount of an expense of R$78.0 million, (ii) an income of R$66.4 million related to the outcome of the arbitration decision related to venture construction contracts with partners and (iii) a lawsuits related expense of R$20.6 million.

Financial income and expenses, net

Net financial expenses totaled R$73.0 million in 2020, compared to net financial expenses of R$59.6 million in 2019. The increase is mainly due to a increase in interest expenses as a result of a increase in our levels of indebtedness during the period.

Taxes on income

Income tax and social contribution totaled an expense of R$7.6 million in 2020 compared to a positive impact of R$37.2 million in 2019. This decrease was mainly due to a a net tax credit of R$49.2 million from the write down of goodwill related to the divestment in AUSA and the gain from the acquisition of GDU Loteamentos in the business combination operation recorded in 2019. Accordingly, the provision for income tax and social contribution had a negative impact of R$7.6 million in 2020, compared to R$35.3 million in 2019.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests increased from a net loss of R$0.4 million in 2019 to a net loss of R$0.5 million in 2020.

Net income (loss) attributable to owners of Gafisa

Net loss attributable to owners of Gafisa was of R$73.2 million in 2020, compared to a net loss of R$26.0 million in 2019. This variation was mainly due to (i) the challenging macroeconomic conditions in Brazil and their adverse impact on the price of our units and (ii) non recurring items that totaled an expense of R$58.4 million as a result of the Company´s comprehensive restructuring process.

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

During 2019, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 4.2%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched in 2018 and 2019 and expected to be delivered in 2020. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

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

Other income and expenses, net

Net other expenses totaled R$31.6 million in 2019, compared to R$298.9 million in 2018. This decrease is mainly due to (i) the result of the divestment in Alphaville Urbanismo in the amount of an expense of R$78.0 million, (ii) an income of R$66.4 million related to the outcome of the arbitration decision related to venture construction contracts with partners and (iii) a lawsuits related expense of R$20.6 million. In 2018, the amount of R$298.9 million was related to loss on realization of investment stated at fair value in the amount of R$112.8 million and R$172.4 million related to lawsuits expenses.

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

Business Segment

See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.”

Following the consummation of the Tenda spin-off on May 4, 2017 and the completion of the discontinuation of Tenda’s operations (see Note 8.2 to our consolidated financial statements for the year ended December 31, 2019), the Company operates one business segment. Accordingly, our management, who is responsible for monitoring our business progress, uses data derived from our consolidated financial statements to make decisions. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there is no reportable business segment to be disclosed in the years ended December 31, 2019 and 2018. As of December 31, 2020, the segments in which the Company operates are the following: Gafisa, for luxury and middle-income projects in Brazil, except Rio de Janeiro, Gafisa Rio, for luxury and middle-income ventures in the state of Rio de Janeiro, and Gafisa Propriedades, focused on the management of our own and third-party real estate properties.

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

In 2020, 2019 and 2018, we did not carry out any receivables sales with recourse.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2020, 2019 and 2018 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009, we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2020, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 7.99% to 9.75%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2020	2019	2018
	(in millions of reais)
Real estate development receivables:
Current	487.1	442.5	468.0
Long-term	217.2	103.0	174.0
Total	704.3	545.5	642.0
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	346.3	437.6	572.2
Total	346.3	437.6	572.2
Total receivables from clients – portion recognized plus portion not recognized	1,050.6	995.0	1,214.2

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2020
(in millions reais)
Maturity
Overdue	238.3
2020	527.90
2021	111.7
2022	68.4
2023	28.2
2024 onwards	76.1
Total	1,050.6

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2021, our clients’ default level was 18.8% of our accounts receivable for Gafisa. We annually review the assumptions used in establishing an allowance for expected credit losses and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for expected credit losses with a factor applied over the accounts receivables not impaired based on credit loss experiences for each real estate development and cancelled contracts for customers when a cash inflow risk is identified. Contracts are monitored to identify the moment when these conditions are mitigated. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for expected credit losses and cancelled contracts totaled R$97.1 million as of December 31, 2020 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2020, net cash used from operating activities totaled R$452.9 million, compared to R$44.0 million in 2019. In 2019, net cash generated from operating activities totaled R$44.0 million, compared to R$31.5 million in 2018. This decrease is mainly composed of (i) a R$206.3 million increase in receivables from clients and a R$414.2 million increase in inventory; (ii) a R$193.0 million increase in payables for purchase of properties and advances from customers and a R$49.0 million increase in related party transactions; (iii) expenses in the net amount of R$69.0 million which did not affect our cash and cash equivalents, of which R$69.3 million relates to a reversal of impairment adjustments in our landbank and inventory, R$2.3 million of equity losses during the period, and R$56.1 million of which relates to provisions for contingencies; and (v) other less relevant increases and decreases in other operational categories.

Investing activities

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$237.9 million in 2020, compared to R$300.6 million in 2019. This variation is mainly due to the decrease in short term investments in the amount of R$191.2 million, related to the capital increases in 2020.

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$300.6 million in 2019, compared to cash generated from investing activities of R$3.1 million in 2018.

Financing activities

Net cash generated from financing activities in 2020 totaled R$693.8 million, compared to the net cash used from financing activities in 2019 of R$236.7 million. The higher cash generated in 2020 compared to 2019 was mainly attributable to (i) capital increase in the amount of R$477.9 million and (ii) increase in loans and financing in the amount of R$625.7 million and an increase in amortization of loans and financing in the amount of R$382.7 million.

Net cash generated from financing activities in 2019 totaled R$236.7 million, compared to the net cash used from financing activities in 2018 of R$24.6 million. The higher cash generated in 2019 compared to 2018 was mainly attributable to (i) the R$404.9 million capital increases in 2019 (ii) a reduction on increase and amortization of loans and financing. Pledged mortgage receivables and short-term investments

As of December 31, 2020, substantially all of our mortgage receivables totaling R$323.1 million are pledged. In addition, R$175.5 million of our short-term investments and collaterals are restricted as they have been pledged.

Capital Expenditures

In 2020, we invested R$16.7 million in machinery and equipment, information technology equipment, software, sales stands, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to R$8.7 million.

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

As of December 31, 2020, we had outstanding debt in the total amount of R$940.9 million, an increase of 28.8% as compared to December 31, 2019. As of December 31, 2020, our indebtedness principally consisted of: (1) debentures totaling R$270.4 million, (2) working capital loans totaling R$281.2 million, and (3) other loans (mainly SFH) totaling R$389.3 million.

As of December 31, 2019, we had outstanding debt in the total amount of R$730.7 million, a decrease of 17.8% as compared to December 31, 2018. As of December 31, 2019, our indebtedness principally consisted of: (1) debentures totaling R$197.5 million, (2) working capital loans totaling R$55.0 million, and (3) other loans (mainly SFH) totaling R$478.2 million.

	Maturity as of December 31, 2020
	Total	2021	2022	2023	2024 and thereafter
	(in millions of reais)
Debentures (Projects)	240.6	114.8	0.8	0	125
Housing Finance System (SFH)	293.2	193.3	33.7	0	66.2
Real State Finance System (SFI)	96.1	47.6	7.8	7.8	32.9
Bank credit notes (Projects)	249.2	77	2.5	29.4	140.3
Project debt total	879.1	432.7	44.8	37.2	364.4
Debentures (Working Capital)	29.8	12.1	10.9	6.8	0
Other Working Capital	32.0	14.6	17.4	0	0
Working Capital debt total	61.8	26.7	28.3	6.8	0
Total	940.9	459.4	73.1	44	364.4

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

On December, 2020, we issued a CCB in the amount of R$195 million due in 2025. The CCB is guaranteed by real estate receivables.

The actual ratios and minimum and maximum amounts stipulated by restrictive covenants related to these CCBs at December 31, 2020 are as follows:

At December 31, 2020
Loans and Financing
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over venture debt (3)	7.35 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt (1) less venture debt (3)	(34.63) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus non-controlling interests	(2.04)%
Total receivable (2) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.52 times

(1)	Net debt refers to total debt less cash and cash equivalents.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

In July 2020, in the context of the acquisition of the totality of UPCON’s shares, we issued debentures convertible into ordinary actions, with a general guarantee, in two series in the total amount of R$33.8 million, with a final maturity in July 2021. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (IGPM) plus 0.50% per annum.

In Setember 2020, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$190 million, with a final maturity in Setember 2024. The proceeds from the placement will be used in the development of the “Belvedere Lorian Boulevard,” “Moov Estação Brás,” “Upside Paraiso,” “Scena Tatuapé,” “Parque Ecoville,” “Moov Belém” and “Moov Parque Maia” real estate ventures, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (DI) plus 6% per annum.

In October 2020, we issued two series of convertible debentures in the aggregate amount of R$117.6 million. The first series of debentures totaling R$42 million, with a general guarantee, was converted in November 2020, in the context of the acquisition of interest in four ventures of Calçada S.A. The second series of debentures totaling R$25.6 million, with a general guarantee, was placed in December 2020, with a final maturity in March 2021. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (100% of DI) per annum.

We have various covenants relating to our debentures issuances described above. These mainly consist of (i) cross default provisions, whereby outstanding indebtedness will become immediately due and payable in the event that the Company or its subsidiaries do not comply with their obligations under any other credit facility for a value in excess of the amounts set forth therein; (ii) restrictions on transfer of control and merger and acquisition transactions; (iii) limitations on our ability to incur debt; (iv) limitations or creating liens on assets; (v) limitations on the distribution of dividends if we are under default; and (vi) the following ratios and limits to be calculated on a quarterly basis. The table below sets forth these ratios and limits as amended.

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2020 are as follows:

At December 31, 2020
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over net debt (4) less venture debt (3)	(81.57) times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	(2.04)%

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

As of December 31, 2020, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2020, the interest rates on these loans generally varied between 7.0% and 14.2% per annum, plus TR, and the loans generally mature through March 2021 and July 2025. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2020, we had 9 loan agreements in effect, with a balance of R$389.3 million. At the same date we had no amount in aggregate principal amount of financing agreements with SFH, to be released through the date of completion as construction of the corresponding development’s progress.

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

In 2020, 2019 and 2018, we did not perform any transfer of sales receivables from Gafisa and its subsidiaries to investors.

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

In 2019, our Board of Directors ratified the following capital increases:

•	On June 24, 2019: subscription and payment of 26,273,962 new common shares, of which 12,170,035 shares were subscribed at the price of R$5.12 and 14,103,927 shares were subscribed at the price of R$4.96, totaling R$62.3 million and R$69.9 million, respectively.

•	On October 23, 2019: subscription and payment of 48,968,124 new common shares, of which 45,554,148 shares were subscribed at the price of R$5.58 and 3,413,976 shares were subscribed at the price of R$5.42, totaling R$254.2 million and R$18.5 million, respectively.

On April 30, 2020, the shareholders approved at the extraordinary shareholders’ meeting the capital absorption of the Company’s retained losses in the amount of R$2,585,033 thousand.

Additionally, in 2020, the Company’s Board of Directors ratified the following capital increases:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$310 million.

•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390 million.

•	On November 16, 2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42 million.

Accordingly, as of December 31, 2020, the Company’s authorized and paid capital amounted to R$1,083.2 million (R$2,926.3 million in 2019), represented by 300,676,101 (120,000,000 in 2019) registered common shares, with no par value, of which 341,570 (2,981,052 in 2019) were held in treasury.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net loss of R$73.2 million, R$26.0 million and R$419.5 million in 2020, 2019, and 2018, respectively. Under U.S. GAAP, our net losses were R$26.1 million, R$60.7 million and R$452.6 million in 2020, 2019 and 2018, respectively.

Our equity, in accordance with Brazilian GAAP, was R$1,549.5 million, R$882.8 million and R$493.2 million as of December 31, 2020, 2019 and 2018, respectively. Under U.S. GAAP, we recorded total equity of R$1,309.6 million, R$595.4 million and R$240.4 million as of December 31, 2020, 2019 and 2018, respectively.

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

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2020

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2020.

The following standards are in effect beginning on January 1, 2020:

•	Amendments to CPC 15 (R1): Definition of business – clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. These amendments did not have impact on the Company’s financial statements.

•	Amendments to CPC 38, CPC 40 (R1) and CPC 48: Interest Rate Benchmark Reform – provide exemptions that apply to all hedging relationships directly affected by the interest rate benchmark reform. A hedging relationship is directly affected if such reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument. These amendments do not have impact on the financial statements of the Company, once the latter does not have interest rate hedging relationships.

•	Amendments to CPC 26 (R1) and CPC 23: Definition of material – provide a new definition of material that states that the “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of financial statements. A misstated information is material if it could be reasonably expected to influence decisions taken by primary users. These amendments did not have any impact on the financial statements, nor are expected to have any future impact on the Company.

•	Revision of CPC 00 (R2): Conceptual Framework for Financial Reporting – provide updated definitions and criteria for recognition of assets and liabilities, and clarifies some important concepts. These amendments did not have impact on the Company’s financial statements.

•	Amendments to CPC 06 (R2): COVID-19-related Rent Concessions – provides lessees with concessions in the application of the CPC 06 (R2) provisions about the modification of lease contract, by recognizing the concessions occurring as direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-related rent concession granted by the lessor is a lease modification. This amendment did not have any impact on the Company’s financial statements. There is no other standard, amendment or issued interpretation that is not yet adopted that could, in the opinion of our management, have a significant impact on our financial statements upon adoption.

Recently Adopted and Issued U.S. GAAP Accounting Standards

Please refer to Note 32(c) to our consolidated financial information for a description of recently adopted U.S. GAAP accounting standards and recently issued U.S. GAAP accounting standards.

C.	Research and Development, Patents and Licenses, etc.

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. Our research and development expenditures in 2020, 2019 and 2018 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

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

On August 15, 2019, the Board of Directors approved another capital increase of 48,968,124 new common shares. These newly issued common shares were offered privately to the Company’s shareholders at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa), and were issued at the reference price of R$ 6.57 per common share (which was determined following an audit conducted by a specialized firm). Following the preemptive rights exercise period and subsequent subscriptions periods, we issued and sold 45,554,148 and 3,413,976, respectively, new common shares of the Company for a total amount of R$254.2 million and R$18.5 million, respectively, all in registered, book-entry form, and with no par value, at a price per share equal to R$5.58 and R$5.42, respectively. Accordingly, on October 23, 2019, our board of director approved a capital increase in the amount of R$272.7 million. As of the date of this annual report, the share capital of the Company totaled R$2,926.3 million, represented by 120,000,000 common shares, all in registered, book-entry form, and with no par value.

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

On March 2, 2020, with the aim to strengthen our executive team, our Board of Directors approved a new organizational structure and elected the following three new Executive Officers: (i) Guilherme Augusto Soares Benevides as Chief Operations Officer and Vice-president of Operations; (ii) Fábio Freitas Romano as Assistant Vice-president of Operations; and (iii) Ian Monteiro de Andrade as Chief Financial Officer and Investor Relations Officer and Vice-president of Management and Finance.

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

On April 30, 2020, the shareholders approved at the extraordinary shareholders’ meeting the capital absorption of the Company’s retained losses in the amount of R$2,585,033 thousand. Additionally, the Company’s Board of Directors ratified a capital increase: (1) on August 7, 2020 through the subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$310 million, and (2) on September 25, 2020 through the subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390 million.

Since March 2020, the COVID-19 pandemic has spread across Brazil and other countries, and governments have implemented a series of measures including travel restrictions and quarantines to contain COVID-19, which has adversely affected the real estate industry in the regions where we operate. The duration and severity of the COVID-19 pandemic in Brazil and globally is still uncertain, which may further delay the recovery of the real estate industry and negatively impact it. As of the date of this annual report, we have not suffered a significant increase in customer default or a reduction in sales volume. However, even though it did not experience a significant increase in defaults during the period, the Company recognized an increase in the allowance for cancelled contracts because of the revaluation of the contracts in effect in relation to the uncertainty over cash inflows during the COVID-19 pandemic. Moreover, the construction of our projects continue to be on schedule. However, due to the COVID-19 pandemic, we have postponed launches planned for the second quarter to the second half of 2020. Accordingly, considering the scenario of uncertainty as to when the COVID-19 pandemic will end and normal economic activity will resume, as well as the negative impacts the COVID-19 pandemic will have on Brazil’s economy, including on the cost of construction inputs, management has, as of the date of this annual report, evaluated the effects of COVID-19 on our business, including on our projections of profit or loss and cash generation based on our best estimates, and has concluded that there is no need to recognize additional loss allowance, and that there is no material adverse effect on our operations. Given the uncertainty surrounding COVID-19, we are going to continue to monitor the COVID-19 pandemic to continually update our projections and analysis on any effect on our financial information.

For the year ended December 31, 2020, we opted to defer the payment of federal taxes related to March, April and May 2020 to a later date pursuant to Ordinances No. 139, 150 and 245. Pursuant to Provisional Measure 927, dated March 22, 2020, we also opted to defer employer FGTS deposits for March, April and May 2020, to be deposited in six monthly installments starting in July 2020. In addition, pursuant to Provisional Measure 936, dated March 31, 2020, converted into Law 14,020/2020, we reduced salaries by 25% with a proportional reduction in working hours for a certain group of employees over a 90-day period. Furthermore, there was a voluntary 50% reduction in the fees of the members of our Board of Director over a 180-day period.

Moreover, we experienced volatility in the price of our publicly traded stock as a result of the global concern for the COVID-19 pandemic and its developments.

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

The table below presents the maturity of our significant contractual obligations as of December 31, 2020. The table does not include deferred income tax liability.

	Maturity Schedule
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in millions of reais)
Loans and financing	670.5	332.5	98.6	239.4	-
Debentures	270.4	126.9	18.5	125.0	-
Interest(1)	100.8	56.6	44	0.2	-
Real estate development obligations(2)	408.0	270.6	112.4	25.9	-
Obligations for land purchase	264.3	184.9	70.3	9.1	-
Credit assignments	24.2	13.3	7.2	2.5	1.2
Obligations from operating leases	8.3	0.8	4.4	3.1	-
Other accounts payable	221.1	186.50	34.6	-	-
Total	1,967.6	1,172.1	390.0	404.3	1.2

(1)	Estimated interest payments are determined using the interest rate as of December 31, 2020. However, our long-term debt is subject to variable interest rates and inflation indices, and these estimated payments may differ significantly from payments actually made.

(2)	Including commitments not reflected in the balance—CFC Resolution No. 963. Pursuant to Brazilian GAAP, and since the adoption of CFC Resolution No. 963, the total costs to be incurred on the units launched but not sold are not recorded on our balance sheet. As of December 31, 2020, the amount of “real estate development obligations” related to units launched but not sold was R$167.1 million.

We also recorded provisions for contingencies in relation to labor, tax and civil lawsuits in the amounts of R$147.5 million and R$103.0 million in current and non-current liabilities, respectively, as of December 31, 2020.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward-Looking Statements.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors, as of December 31, 2020. Denise dos Passos Ramos has since offered its resignation from the board::

Name	Age	Position	Election Date	Term of Office(1)

Leo Julian Simpson (2)	65	Chairman	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Antonio Carlos Romanoski (2)	75	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Thomas Cornelius Azevedo Reichenheim (2)	74	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Nelson Sequeiros Rodriguez Tanure (2)	69	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
João Antonio Lopes Filho	57	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Eduardo Larangeira Jácome	65	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Denise dos Passos Ramos	45	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Gilberto Benevides	69	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Nelson de Queiroz Sequeiros Tanure	35	Director	August 10, 2020	Annual Shareholders’ General Meeting in 2021

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

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

Nelson Queiroz Sequeiros Tanure. Mr. Nelson Queiroz Tanure worked at PETRO RIO S.A. as non-statutory officer since 2014. Mr. Nelson has extensive experience in industries such as oil and gas and infrastructure. He graduated in economics from IBMEC, and completed Bachelor’s Degree in economics in Boston College.

The table below shows the names, positions, and terms of office of our executive officers, as of December 31, 2020:

Name	Age	Position	Election Date	Term of Office

André Luis Ackermann	43	Statutory Director	March 02, 2020	March 02, 2023
Ian Monteiro de Andrade	44	Investors Relations and Chief Financial Officer	March 02, 2020	March 02, 2023
Guilherme Augusto Soares Benevides	39	Chief Operational Officer	May 17, 2019	May 16, 2022
Guilherme Luis Pesenti e Silva	37	Statutory Director	January 28, 2020	January 28, 2023
Luiz Fernando Ortiz	43	Statutory Director	January 28, 2020	January 28, 2023
Fabio Freitas Romano	46	Statutory Director	March 02, 2020	March 02, 2023

The business address of each of our executive officers is Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil.

Our Relationship with our Executive Officers and Directors

As of December 31, 2020, our board of officers in the aggregate held 0.91% of our share capital and our board of directors in the aggregate held a 2.39% direct or indirect interest in our share capital. As of December 31, 2020, there were no material agreements entered into by us with any members of our board of directors or with any member of our board of officers, other than those pertaining to their roles within the Company. As of December 31, 2020, none of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

For each of 2020, 2019 and 2018

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2020, 2019 and 2018, the aggregate compensation we paid to the members of the board of directors was R$1.0 million, R$0.9 million and R$1.5 million, respectively.

For each of 2019 and 2018, the aggregate compensation we paid to the members of the fiscal council was R$112 thousand and R$219 thousand, respectively. In 2020, the fiscal council was not installed.

For each of 2020, 2019 and 2018, the aggregate compensation we paid to the executive officers was R$5.0 million (net of bonuses for Gafisa executive officers), R$7.0 million (net of bonuses for Gafisa executive officers) and R$5.4 million (net of bonuses for Gafisa and Tenda executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs.

Approximately 40% of the total compensation paid to Gafisa officers is variable. For the year ended December 31, 2019 and 2018, there was no payment related to short-term bonuses (Gafisa only).

For each of 2020, 2019 and 2018, the individual compensation we paid to members of our board of directors (fixed compensation), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2020	Board of Directors	Fiscal Council		Executive Officers
Number of members(1)	8	-		7
Annual highest individual compensation (in R$)	95,000	-		562,834
Annual lowest individual compensation (in R$)(2)	13,333	-		287,532
Annual average individual compensation (in R$)	63,375		_	330,404

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2019	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	10	3	6
Annual highest individual compensation (in R$)	105,067	39,200	700,000
Annual lowest individual compensation (in R$)(2)	36,667	24,000	225,000
Annual average individual compensation (in R$)	85,333	30,200	333,000

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2018	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	5.5	2.83	4.5
Annual highest individual compensation (in R$)	182,698	72,000	842,400
Annual lowest individual compensation (in R$)(2)	48,220	28,409	26,200
Annual average individual compensation (in R$)	91,193	51,600	286,534

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

C.	Board Practices

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of six members: André Luis Ackermann, Ian Monteiro de Andrade, Guilherme Augusto Soares Benevides, Guilherme Luis Pesenti e Silva, Luiz Fernando Ortiz, and Fabio Freitas Romano.

The CFO/IRO and the COO submit the business plan, annual budget, investment plans and new expansion plans for Gafisa and our subsidiaries to the approval of the board of directors. They enact these plans and develop our strategy and operational plan, including the manner in which we will execute the resolutions approved at the shareholders’ meeting and by the board of directors. Together with the other officers, they also supervise and coordinate our activities. The officer in charge of investor relations supplies our financial information to investors, the CVM and the B3, and is also responsible for keeping an updated register based on the applicable regulations.

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

On April 30, 2021, our shareholders decided to install the Fiscal Council, and to appoint Elias de Matos Brito, Ronaldo dos Santos Machado, Luiz West as members, with the respective alternates being Viviane Leite Ventura, João Batista Irenede Menezes e Anderson dos Santos Amorim.

We have also established a permanent statutory audit committee. See “—Audit Committee.”

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

Corporate Governance and Compensation Committee

Our bylaws provide for a Corporate Governance and Compensation Committee that convenes regularly, as often as it determines is appropriate to carry out its responsibilities. The Corporate Governance and Compensation Committee must be comprised of at least three members, all of which must be independent. The Corporate Governance and Compensation Committee is currently comprised of Antonio Carlos Romanoski, Nelson Sequeiros Rodriguez Tanure, and Thomas Cornelius Azevedo Reichenheim. This committee, among other things, considers and periodically reports on matters relating to the size, identification, selection and qualification of the board of directors, executive officers and candidates nominated for the board of directors and its committees, is responsible for overseeing compliance with the corporate governance principles applicable to us under our bylaws and other policies, as well as for proposing improvements and changes to such applicable principles; reviews and makes recommendations to our directors regarding its compensation policies and all forms of compensation to be provided to our executive officers and other employees.

D.	Employees

As of December 31, 2020, we had 277 employees at Gafisa across the following states:

States	Gafisa Number of Employees
Curitiba	2
Rio de Janeiro	28
São Paulo	257
Total	277

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2020	136	109	11	21	277
2019	98	90	8	19	215
2018	234	127	26	35	422
2017	242	213	60	131	646
2016 (1)	1,244	500	151	565	2,460

*	For the years ended December 31, 2017, 2018 and 2019, the numbers presented refer to the employees of Gafisa, and do not refer to the employees of Tenda.

(1)	Total number includes 1,684 Tenda employees, of which 917 were allocated in Operations, 236 in Administration and Finance, 61 in Business Development and 470 in Sales.

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that approximately 800 outsourced professionals are providing services to Gafisa across Brazil, all in the Southeast region of Brazil.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2020, establishing a salary adjustment of 2.45% as of May 2020. This collective bargaining agreement became effective in May 2020 and will expire in April 2021. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2020, establishing a salary adjustment of 3.0% as of March 2020. This collective bargaining agreement became effective in March 2020 and expired in March 2021. As of the date of this annual report, we are negotiating the collective bargaining agreements for our employees in the states of São Paulo and Rio de Janeiro related to 2021.

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

As of the date of this annual report, our directors and executive officers do not hold, on an aggregate basis, any direct or indirect interest of greater than 5% of our total share capital or of the share capital of any of our subsidiaries or jointly-controlled entities. As of December 31, 2020, some of our executive officers held interests in our subsidiaries and jointly-controlled entities as directors and executive officers. In none of these cases, as of the date of this annual report, were the interests held material.

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Thomas Cornelius Azevedo Reichenheim	Member of the Board of Directors	12,185
Andre Luis Ackermann	Statutory Officer	219,304
Luiz Fernando Ortiz	Statutory Officer	17,756
Guilherme Luis Pesenti e Silva	Statutory Officer	187,291
Gilberto Bernardo Benevides	Member of the Board of Directors	6,701,308
Guilherme Benevides	Statutory Officer	1,813,540
Fabio Romano	Statutory Officer	368,000
Eduardo Jacome	Member of the Board of Directors	107,000

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

Under this stock option plan, the board of directors may also grant different types of options to certain beneficiaries, namely “A options”, which are regular options, and “B options,” for the exercise price of R$0.09. The exercise of B options, if granted, is subject to the proportional purchase of common shares or exercise of a regular option under this 2008 stock option plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

On April 30, 2021, our shareholders approved a new stock option plan. However, as of the date of this annual report, all active stock option programs follow the 2008 stock option plan.

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

As of the date of this annual report, options to purchase 297,677 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. The options granted included 217,222 “B” options, and all of them have been acquired or expired pursuant to such program.

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

As of the date of this annual report, options to purchase 323,500 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 124,651 “B” options. Out of the total options granted, all of them have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 264,570 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, all of them have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 2,685,474 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, 2,252,076 have been canceled or expired pursuant to such agreement.

After the vesting period of 4 years, the options may be exercised in whole or in part as follows: 60% as of March 30, 2022; 20% as of March 30, 2023 and 20% remaining as of March 30, 2024. The price set for the 2018 Program was R$15.00.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	77,852	17.01	August 2025
May 2013 (Standard SOP) (1)	101,612	21,210	28.29	May 2027
March 2014 (Restricted Type A) (1)	198,850	-	23.76	March 2020
March 2014 (Restricted Type B) (1)	124,651	-	0.09	March 2020
April 2015 (Standard SOP) (Gafisa)	264,570	-	16.16	April 2021
April 2016 (Standard SOP) (Gafisa)	163,900	176,221	19.40	April 2022
March 2018 (Standard SOP) (Gafisa)	2,685,474	433,398	15.00	March 2025
Total		708,681

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017 and other adjustments.

2019 Programs

No stock option program was approved in 2019 for executives and key employees.

2020 Programs

No stock option program was approved in 2020 for executives and key employees.

2021 Stock Option Plan and Programs

On April 30, 2021, our shareholders approved a new stock option plan. However, as of the date of this annual report, all active stock option programs follow the 2008 stock option plan. The exercise price for all programs to be approved under the 2021 stock option plan is the average price of Gafisa stock during the immediately preceeding 4th quarter, with a 20% discount.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholders held more than 5.0% of our common shares:

Shareholders	Shares	(%)
Funds managed by Planner	50,633,004	16.84%
Singular Plus Fundo De Investimento Multimercado Crédito Privado Estratégia	36,777,833	12.23%
Others	213,265,264	70.93%
Total	300,676,101	100.00%

The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
Board of Directors and Officers	9,426,384	3.14%
Treasury shares	298,501	0.10%
Public Float	9,724,885	3.23%
Total	300,676,101	100.00%

We had a total of 53 record shareholders located in the United States. We are not aware of any shareholders’ agreement currently in force with our main shareholders.

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

As of and for the years ended December 31, 2020, 2019 and 2018, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the years ended December 31, 2020, 2019 and 2018, there were no units sold to management members. There was no amount receivable as of December 31, 2018, 2019 and 2020.

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

Civil Claims

As of December 31, 2020, we were a party to 3,640 civil claims, totaling R$542.5 million. Most of these civil claims involve ordinary course of business matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We have also minority civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2020, there are no provisions for civil claims related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$19.4 million in connection with these claims. The Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

The Company is a plaintiff in proceedings against Cimob and its former and current controlling shareholders. The Company is seeking (i) restitution of amounts already paid by the Company in connection with the lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts proceedings in which the original debtor is Cimob and (ii) the recognition of the court that it does not have any relationship with Cimob and cannot therefore be held liable for the debt of Cimob. The final decision is pending, and cannot be predicted at present.

As of December 31, 2020, the provision for our civil claims amounted to R$229.7 million.

Environmental Claims

As of December 31, 2020, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2020, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2020, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$131 million. As of December 31, 2020, the provision for tax liabilities amounted to R$1.7 million. In addition, we have deposited R$41.4 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a part are described below.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and Rio de Janeiro to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$15.5 million with the courts and we are awaiting the final decisions.

In 2020, we had favorable decisions in part of these proceedings, which canceled debts of around R$3.4 million.

In addition, the municipality of São Paulo has issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings in 2020 is R$4 million.

We filed a lawsuit against the Brazilian Internal Revenue (Receita Federal) to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2020, we had deposited R$20 million with the court in connection with the lawsuit, which is pending a final decision.

In 2020, we were notified by the Brazilian Internal Revenue (Receita Federal) that we owed R$30 million in taxes under the special taxation regime applicable to real estate companies. We have challenged this claim and as of the date of this annual report, a final administrative decision is pending.

We are also party to three proceedings with the Brazilian Internal Revenue (Receita Federal) related to taxes in connection with our stock options plans, which the Brazilian Internal Revenue (Receita Federal) alleges that we owe. The total amount of the proceedings is R$38 million, and we have filed our defenses to dismiss these proceedings as we believe we do not owe these taxes. In 2020 a judicial decision, still to be confirmed by the higher court, dismissed a R$6 million assessment. As of the date of this annual report, the proceedings are still pending and no provisions have been made.

Labor Claims

As of December 31, 2020, we were a defendant in 1,047 labor claims resulting from our ordinary course of business, of which approximately 80% were filed by outsourced workers and approximately 20% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2020, the total value involved in the labor claims filed against us was approximately R$77.3 million. As of December 31, 2020, the provision for labor claims amounted to R$19.1 million.

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

In summary the arbitrations proceedings are:

Arbitration POLO:

The Company requested the filing of an Arbitration Procedure before the Mediation and Arbitration Center of the Brazil-Canada Chamber of Commerce, on July 31, 2018, against Yogo Participações and Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fund of Investments and Holdings and Polo Capital Real Estate Gestão de Recursos Ltda. as Yogo shareholders; and Comasa - Construtora Almeida de Martins Ltda., in connection with alleged breaches of certain contractual obligations. As of the date of this annual report, both respondents were summoned, and the arbitration is ongoing.

Arbitration BKO:

In October 2013, Gafisa, SPE 111 and SPE 81 filed an arbitration proceeding against BKO alleging: (i) a default by BKO under the London Ville, Avant Garde and Vittá construction contracts, due to (i.a.) non-compliance with the physical schedule of the works, and (i.b.) overflow of the maximum guaranteed price / target cost and / or constructive defects; (ii) unilateral and unjustified termination by BKO of the Avant Garde and Vittá construction contracts; and (iii) the unenforceability of invoices issued by BKO under the construction contracts of Avant Garde and Vittá. BKO claims (i) in relation to the London Ville venture, that Gafisa failed to comply with the MOU signed between the parties to complete the work; (ii) in relation to the Avant Garde project, that Gafisa never paid the contractual bonus that BKO would be entitled since it has achieved the Target Cost stipulated in the first phase of the construction contract, which affected the second phase of the contract; (iii) in relation to the Vittá venture, that Gafisa ceased to pay for the work, which led to the termination of the contract. During the evidence stage of the proceedings, an accounting and engineering examination was commissioned. The expert examination was completed and, following the hearing of witnesses that took place on May 9, 2019 and May 10, 2019, the parties presented their final arguments. On November 12, 2019, the arbitration court ruled partially in favor of Gafisa in order to recognize most of the pleadings. The court also granted part of BKO’s pleadings. However, the decision needed to be clarified, so Gafisa filed a motion for clarification on November 18, 2019. BKO also filed a motion for clarification on November 20, 2019. Both motions were partially granted and accordingly, Gafisa’s credit represents R$69 million, which is fully recorded in our financial statements, and BKO’s credit represents R$0.9 million.

In parallel, taking into account possible deviations of capital and assets by BKO, Gafisa requested the seizure of R$59,949,330.66, and the Arbitral Tribunal granted the seizure of 5% (five percent) of BKO’s net sales and credits arising from a lawsuit filed by BKO (Case file No. 1068081-53.2015.8.26.0100). The seizure of net sales was later replaced by an attachment over more than 20 real estate properties belonging to BKO and some affiliated companies. The affiliated companies filed a motion to dismiss the attachment over their assets. The lower court granted the plaintiffs’ request in limine. In response, Gafisa filed an appeal to the Court of Appeals in order to reestablish the attachment. On February 14, the court of appeals upheld Gafisa’s appeal, and the attachment was shortly re-established, to be again suspended on September, while pending an appeal to the Superior Court. As of the date of this annual report, the orders are still pending a final decision.

As of December 31, 2020, we had not made any provisions for our arbitration claims.

Other Developments

On June 14, 2012, we received a subpoena from the SEC Division of Enforcement related to the Matter of Certain 20-F Filer Home Builders (HO-11760). The subpoena requests that we produce all documents from January 1, 2010 to the present related to the preparation of our financial statements, including, among other things, copies of our financial policies and procedures, board and audit committee and operations committee minutes, monthly closing reports and financial packages, any documents relating to possible financial or accounting irregularities or improprieties and internal audit reports. The SEC’s investigation is a non-public, fact-finding inquiry and it is not clear what action, if any, the SEC intends to take with respect to the information it gathers. The SEC subpoena does not specify any charges. The Company has already submitted all the information requested by the SEC, which as of the publication of these financial statements has not issued any opinion. We have not received any further notice from the SEC after delivering the requested information in the first half of 2012.

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

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

•	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2020, there was no amount allocated to our legal reserve.

•	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. This statutory reserve is established in accordance with our bylaws as an investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2020, there was no amount allocated to our statutory reserve.

•	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs, whose value can be estimated. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2020, there was no amount allocated to our contingency reserve.

•	Non-realized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, the excess may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the non-realized profit reserve must be paid as mandatory dividends when those “non-realized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2020, there was no amount allocated to our non-realized profit reserve.

•	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2020, the amount of R$153.3 million was allocated to our retained earnings reserve.

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

The mandatory dividend may also be paid in the form of interest attributable to shareholders’ equity, which is considered to be a deductible financial expense for the purpose of calculating our income and social contribution tax obligations, provided that certain requirements are met. See “Item 10. Additional Information—E. Taxation” for further information.

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

In 2020, we did not distribute any dividends related to fiscal year 2019.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The B3 is significantly less liquid than other major exchanges in the world. As of December 31, 2020, the average daily trading for all companies listed on B3, the only Brazilian stock exchange, represented approximately R$34.2 billion, according to B3 data. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Issued Share Capital

As of December 31, 2020, our share capital was R$1,083,248,395.33, all of which was fully subscribed and paid-in. Our share capital was comprised of 300,676,101 registered, book-entry common shares, without par value, of which 341,570 were held in treasury. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the B3 for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

On April 30, 2020, the shareholders approved at the extraordinary shareholders’ meeting the capital absorption of the Company’s retained losses in the amount of R$2,585,033 thousand.

Additionally, in 2020, the Company’s Board of Directors ratified the following capital increases:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$310 million.

•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390 million.

•	On November 16,2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42 million.

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

Policy for the Trading of Our Securities

On, March 26, 2020, our board of directors approved the third amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which was approved on July 15, 2009, and establishes the following procedures regarding the policy for the trading of our securities:

•	any person with knowledge of the material transaction or event involving our company, who have signed the compliance statement and became aware of the information that has yet to be disclosed to the market, especially those parties with a commercial, professional or trust-based relationship with the Company, including independent auditors, securities analysts, consultants and securities brokers or dealers , are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or trading performed by Bound Parties when carried out in accordance with an Individual Investment Plan.. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

•	trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions;

•	the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

•	the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

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

Location of our Shareholders’ General Meetings

Our shareholders’ meetings shall take place at our head offices at Av. Pres. Juscelino Kubitschek, No. 1830, , 04543-900 – São Paulo, SP – Brazil. Brazilian corporate law allows our shareholders to hold meetings outside our head offices in the event of force majeure, provided that the relevant notice contains a clear indication of the place where the meeting will occur, which, in any case, shall never be held outside the city where the company’s headquarters are located.

Who May Call our Shareholders’ General Meetings

According to Brazilian corporate law, our board of directors may call a shareholders’ general meeting. Shareholders’ general meetings may also be called by:

•	any shareholder, if our directors fail to call a shareholders’ general meeting within 60 days after the date they were required to do so under applicable laws and our bylaws;

•	shareholders holding at least 5% of our share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting by those shareholders, and such request must indicate the proposed agenda;

•	shareholders holding at least 5% of voting share capital or 5% of non-voting share capital if our directors fail to call a meeting within eight days after receipt of a request to call the meeting to convene a fiscal council; and

•	our fiscal council (if installed – as it was recently), in the event our board of directors delays calling an annual shareholders’ meeting for more than one month. The fiscal council may also call a special general shareholders’ meeting at any time if it believes that there are significant or urgent matters to be addressed.

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

Remote Voting

Participation and remote voting at the general shareholders’ meetings of publicly-held companies is regulated by CVM Instruction No. 481 of December 2009, as amended from time to time, which aims to facilitate the participation of shareholders in general meetings either through voting or through the submission of proposals. This rule provides the following:

•	the creation of a remote voting ballot through which shareholders may exercise their right to vote prior to the date the general meeting is held;

•	the possibility to include in the voting bulletin a list of candidates and submit minority shareholders´ proposals for deliberation at the general meeting, with due observance of certain deadlines and percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

•	the deadlines, procedures and means of transmitting the bulletin, which may be transmitted by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit), (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit) or (c) directly to the company.

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

On March 27, 2020, our Board of Directors approved the establishment of the Company’s share buyback program with the objective of generating value for the Company’s shareholders, that was confirmed by the General Shareholders Meeting held on April 30, 2020. Shares purchased by the Company as part of the buyback program will be held in treasury, and may subsequently be canceled, sold and/or used in connection with the exercise of stock options granted by the Company. The maximum number of shares the Company may acquire under this program is 10,327,558 common shares, pursuant to Article 8 of CVM Instruction No. 567/15. This buyback program ends on May 4, 2021. Under our current shares repurchase program, any acquisition by us of our own shares must be made on a stock exchange and cannot be made by means of a private transaction. As of the date of this report, no shares were purchased under this program.

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

We observe the Novo Mercado disclosure standards and are required to, among other things:

•	present the company’s financial statements, standard financial statements form (DFP), quarterly information form (ITR) and Reference Form (Formulário de Referência);

•	material events;

•	information about dividends and other distributions in notices to shareholders or market notices;

•	earnings releases;

•	include a note in the quarterly information form (ITR) regarding all operations with related parties;

•	disclose and maintain updated the information presented in the Reference Form regarding any shareholder holding, directly or indirectly, at least 5% of the company’s capital stock, considering the information received by company from the relevant shareholders;

•	disclose, monthly, the individual and consolidated amount and characteristics of our securities held directly or indirectly by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder; and

•	disclose, monthly, the individual and consolidated changes in the amount of securities held by controlling shareholders (if this is the case), as well as persons related to the controlling shareholder.

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

On November 3, 2020, CADE approved our acquisition from Calçada S.A. of four real estate ventures located in the city of Rio de Janeiro.

On November 10, 2020, we entered into a purchase agreement for the acquisition of real estate assets located in the city of São Paulo, namely “Hotel Fasano Itaim” project as part of the newly-formed Gafisa Propriedades, a business unit directed at developing, owning and managing proprietary and third-party real estate assets. We completed this acquisition in January 2021. Gafisa Propriedades has also acquired stake in two shopping malls located in the city of Rio de Janeiro and private suites in the Cidade Matarazzo Rosewood São Paulo project in São Paulo-SP.

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

The tax consequences described below do not consider the effects of any tax treaties or reciprocity agreements for tax treatment entered by Brazil and other countries. The discussion also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The description below is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, exchange, ownership and disposition of our common shares or ADSs. Each Non-Resident Holder should consult his or her own tax adviser concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a PFIC for U.S. federal income tax purposes for its 2020 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2020:

	As of December 31, 2020
	Expected Maturity Date
	Total	2021	2022	2023	2024 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	264.3	120.8	11.7	6.8	125	CDI/IPCA	240.7
Average interest rate	7.44%	7.58%	9.14%	10.24%	10.95%	—
Loans and financing (working capital)	281.2	91.6	19.9	29.4	140.3	CDI	253.7
Average interest rate	5.10%	5.24%	6.76%	7.84%	17.55%	—
Loans and financing — SFH	389.3	240.9	41.5	7.8	99.1	TR/CDI	334.1
Average interest rate	10.9%	11.0%	12.6%	13.8%	14.99%	—
Total loans, financing and debentures	934.8	453.3	73.1	44	364.4	CDI/IPCA/TR	828.5
Derivate financial instrument	6.1	6.1	—	—	—	—	6.1
Real estate development obligations(2)	408.0	270.6	112.4	25	—	INCC	408.0
Obligations for purchase of land	264.3	184.9	70.3	9.1	0	INCC	264.3
Total	1,613.2	914.9	255.8	78.1	364.4	—	1,500.8
Assets:
Cash and cash equivalent	29	29	—	—	—	CDI	29
Marketable securities (current and non-current)	593.1	593.1	—	—	—	CDI	593.1
Receivables from clients	704.3	487.1	70.3	46.9	100.0	INCC/IGP-M	704.3
Receivables from clients(2)	346.4	279.2	41.4	21.5	4.3	INCC/IGP-M	346.4
Total client receivables	1,050.7	766.3	111.7	68.4	104.3	—	1,050.7
Total	1,672.8	1,388.4	111.7	68.4	104.3	—	1,672.8

(1)	See Notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2020, the annualized index was 2.75% for CDI, 0% for TR, 8.81% for INCC, 4.52% for IPCA and 23.14% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

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

Foreign Exchange Rate

During 2020, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2020, we had no debt in foreign currency.

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave., New York, NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2020, we received from the depositary of our ADSs approximately US$29,000, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Registrant maintains controls and procedures designed to ensure that it is able to collect the information it is required to disclose in the reports it files with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of the Registrant's disclosure controls and procedures as of the end of the period covered by this report conducted by the Registrant's management, with the participation of the Chief Executive and Chief Financial Officers, after evaluating together with other members of management the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rule 13a-15(e)) have concluded that our disclosure controls and procedures are effective, to ensure that the Registrant is able to collect, process and disclose the information it is required to disclose in the reports it files with the SEC within the required time periods.

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

Management assessed the effectiveness of the Registrant’s internal controls over financial reporting as of December 31, 2020. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2020, the Company’s internal controls over financial reporting are effective based on those criteria.

Remediation of Prior Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

During our assessment of internal control over financial reporting as of December 31, 2019, our management identified two material weaknesses, and both were remediated. The material weaknesses were related to the accuracy and completeness of information about contingent liabilities and information technology controls efficiency.

During 2020, we implemented and reinforced controls to ensure procedures over:

•	The accuracy and completeness of information about contingent liabilities: in order to remediate this identified material weakness, we evaluated all aspects of the accuracy and completeness of contingent liabilities, including but not limited to: (i) review and implementation of a new version of our legal management software; (ii) complete restructuration of our legal team, with changes on all hierarchy levels and an increase in our legal staff to improve the timely capture of changes; (iii) reinforcement of orientation to our legal advisors for a timely and accurate evaluation in order to assure the integrity of all data and (iv) ensure the supervisory function is adequate and allows sufficient time to review and address critical issues in order to further strengthen contingent liabilities process.

Information Technology (“IT”): in order to remediate this identified material weakness, we have reviewed the design of controls in the information technology environment, updated policies and monitoring and reviewing operational controls and increased our staff for our IT department.

Additionally, we implemented the following corrective measures in response to the deficiency related to the management of users and access rights:

•	Review and improvement of automated rules related to access management;

•	Map and review all critical functions, as well as access to transactions and permissions for users.

•	Review the controls related to the segregation of functions in ERP transactions and the expansion of the set of monitors and their respective automated reports already developed and used to identify, monitor and treat any conflict that materializes, expanding them where there is a risk and occurrence of technically justified conflicts.

The following actions were also taken to address the previously identified material weaknesses:

•	Implementation of controls to strengthen our control environment surrounding our financial reporting closing process. We designed and restructured, when applicable, our controls and risk matrixes at a level of detail up to par with the complexity of our business and transactions, most of them implemented and effective still in 2020;

•	Reviewing responsibilities and strengthening management's supervision, ensuring that the supervisory responsibility and experience levels of the personnel are adequate and allow sufficient time to review and address eventual issues;

These measures were successful in remediating during 2020 the material weaknesses identified as of December 31, 2019.

No other significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2020, has been audited by BKR – Lopes, Machado Auditores, an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F starting on page F-2.

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

The Audit Committee convened 6 times in 2020. The Audit Committee currently comprises Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello. Our board of directors has determined that Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello are each independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Gilberto Braga is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters”. The complaints can be submitted confidentially and anonymously at the whistleblower’s discretion. The “whistleblower channel” can be accessed through our intranet, website, specific phone number or a letter that may be forwarded to our headquarters to the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 1,126 issues were reported through our “whistleblower channel”, all of which related to personal conduct and information leaks and, therefore, without any financial impact on our results of operations.

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

The following table describes the total amount billed to us by BKR – Lopes, Machado Auditores (“BKR”), BDO RCS Auditores Independentes SS (“BDO”), and KPMG Auditores Independentes (“KPMG”) for services performed in 2020 and 2019, and the remuneration for these services in each year.

	2020	2019
	(in thousands of reais)
Audit fees(1)	1,187	1,725
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	442.9	—
Total	1,629.9	1,725

(1)	“Audit fees” are the aggregate fees billed by BKR (R$497.9 thousand in 2020), BDO (R$402.0 thousand in 2020 and R$1,331 thousand in 2019), and KPMG (R$287.1 thousand in 2020 and R$394 thousand in 2019) for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by BDO, PwC and KPMG during 2020 or 2019.

(3)	There were no “Tax fees” billed by BDO, PwC and KPMG during 2020 or 2019.

(4)	“All other fees” are the aggregate fees billed by BKR (R$382.2 thousand) and BDO(R$60.7 thousand) for due diligence related services.

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

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 21, 2020, Gafisa replaced BDO RCS Auditores Independentes SS public accountants as its independent registered public accounting firm. Gafisa’s board of directors participated in and approved the decision to change its independent registered public accounting firm.

The reports of BDO RCS Auditores Independentes SS on the consolidated financial statements for the past two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two most recent fiscal years, there have been no disagreements with BDO RCS Auditores Independentes SS on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of BDO RCS Auditores Independentes SS would have caused them to make reference thereto in their reports on the financial statements for such years.

During the two most recent fiscal years, there have been no reportable events (as defined in Item 16(a)(1)(v) of this annual report).

Gafisa requested that BDO RCS Auditores Independentes SS furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. That letter is included as Exhibit 15.1 to this annual report.

New independent registered public accounting firm

Gafisa engaged BKR – Lopes, Machado Auditores (“BKR”) public accountants as its new independent registered public accounting firm as of September 21, 2020. During the two most recent fiscal years and through September 21, 2020, Gafisa has not consulted with BKR regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Gafisa's financial statements, and neither a written report was provided to Gafisa or oral advice was provided that BKR concluded was an important factor considered by Gafisa in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item 304(a)(I)(v) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18, in lieu of reporting to this Item.

ITEM 18. FINANCIAL STATEMENTS

See our audited consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

We are filing the following documents as part of this Annual Report Form 20-F:

Exhibit No.	Exhibit
1.1	Bylaws of Gafisa S.A., as amended (English), which is incorporated by reference to Exhibit 1.1 to our annual report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on July 5, 2012.**
2.1	Deposit Agreement dated March 21, 2007, among Gafisa S.A., Citibank, N.A., as depositary, and the Holders and Beneficial Owners from time to time of American Depositary Shares issued thereunder, which is incorporated by reference to Exhibit 99(a) to our registration statement on Form F-6 filed with the Securities and Exchange Commission on February 22, 2007.**
2.2	Description of Securities registered under Section 12 of the Exchange Act.**
4.1	Merger of shares agreement dated November 9, 2009 between Gafisa S.A. and Construtora Tenda S.A., which is incorporated by reference to Exhibit 2.1 to our registration statement on Form F-4 filed with the Securities and Exchange Commission on November 13, 2009.**
8.1	List of Subsidiaries*
11.1	Code of Business Conduct and Ethics (English), which is incorporated by reference to Exhibit 11.1 to our annual report on Form 20-F for the year ended December 31, 2007 filed with the Securities and Exchange Commission on June 18, 2008.**
12.1	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.*
12.2	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.*
15.1	Letter from BDO RCS Auditores Independentes SS*

*	Filed herewith.

**	Previously filed.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAFISA S.A.

By:	/s/ Guilherme Benevides
	Name:	Guilherme Benevides
	Title:	Principal Executive Officer

By:	/s/ Ian Monteiro de Andrade
	Name:	Ian Monteiro de Andrade
	Title:	Chief Financial Officer

Date: May 7, 2021

Gafisa S.A.

Consolidated Financial Statements

As of December 31, 2020 and 2019 and the three years then ended and report of independent registered public accounting firm

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

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control – Integrated Framework (2013 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, has been audited by BKR – Lopes, Machado Auditores, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

May 07, 2021

By:	/s/ Guilherme Benevides
	Name:	Guilherme Benevides
	Title:	Principal Executive Officer

By:	/s/ Ian Monteiro de Andrada
	Name:	Ian Monteiro de Andrade
	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Gafisa S.A

São Paulo, SP

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Gafisa S.A. and subsidiaries (“Gafisa S.A.” or the “Company”), which comprise the consolidated statement of financial position as of December 31, 2020, and the respective consolidated statements of profit or loss, comprehensive income, changes in equity, value added and cash flows for the year then ended, and the related notes to the consolidated financial statements. In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Gafisa S.A. as of December 31, 2020, and its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil, applicable to Brazilian real estate development entities, registered with the Brazilian Securities and Exchange Commission (CVM).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 07, 2021, expressed an unqualified opinion on the Company's internal control over financial reporting.

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

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenues

Critical Audit Matter Description

The Company recognizes real estate sales revenue during construction as established in the Circular Letter CVM/SNC/SEP 02/2018, as described in the Notes 2.1 and 2.2.2 to the consolidated financial statements. The recognition of the revenue of the Company and its subsidiaries requires the measurement of progress and satisfaction of performance obligation over time. This measurement requires significant and timely judgment by the Management of the Company and its subsidiaries of the estimate of inputs and expenditures necessary for satisfying the respective performance obligations, considering, for example, the costs to be incurred until the completion of construction works and measurement of the progress of the respective real estate ventures. Consequently, this matter was considered critical for our audit because we consider the high risk of subjectivity in the evaluation of the estimates made by the Company’s Management, linked to the relevance and amounts involved in revenue recognition.

How the Critical Audit Matter Was Addressed in the Audit

Our main audit procedures aimed at the appropriate recognition of the revenue from real estate sales during construction were the following: (i) Testing of the operating effectiveness of the internal controls directly related to the approval and revision of construction costs (incurred and to be incurred), used in the calculation of the percentage of completion of real estate ventures; (ii) On sampling basis, we have obtained budget maps – from the commencement of construction of the qualifiable asset until its latest version - and we compared them with the accounting records. (iii) We also compared, on sampling basis, the documents supporting the incurred costs, units sold, and amounts of sales contracts used in revenue calculation; (iv) Analytical reviews of the estimates of costs incurred and to be incurred; and (v) Evaluation of the disclosure in the consolidated financial statements.

Provisions and contingent liabilities

Critical Audit Matter Description

According to Note 2.2.1 – item c) and 16, the Company and its subsidiaries are parties to lawsuits of tax, civil and labor nature, for which Management estimates the involved amounts and records a provision in the individual and consolidated financial statements for the cases it considers that there will be a probable loss, as established in the accounting standard CPC 25 (IAS 17) - Provisions, Contingent Liabilities and Contingent Assets. Besides the lawsuits considered as probable loss, the Company is party to labor and civil lawsuits in progress, for which no provision is recorded, as the likelihood of loss is considered possible or remote by the Company, based on the positions of its legal counsel. The risk evaluation and loss estimates are prepared by the Company based on available evidence and opinion of the legal counsel, involving high judgment level, given the complexity of themes. The progress of such lawsuits in the many applicable levels may result in change in the evaluation of risk of loss, and significantly impact the recognized provisions and the profit or loss of the Company and its subsidiaries. Due to the volume of claims, the criteria established for timely identifying the need for recognizing a provision and the existence of significant judgments involved in the process of evaluation and measurement of provisions and disclosures of contingent liabilities, we considered it a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to the following: (i) testing of the operating effectiveness of the internal controls related to proper accrual of loss contingencies (ii) obtaining, reading and evaluating the mails of the legal counsel of the Company and its subsidiaries, (iii) matching the total contingent liabilities mentioned by the Company’s legal counsel that are expected to lead to a probable outflow of funds with the existing provision in the individual and consolidated financial statements, (iv) inspecting the Company’s meeting minutes, and (v) analyzing the disclosures made in the notes to the consolidated financial statements.

Business combination

Critical Audit Matter Description

As detailed in Notes 1 and 9.1.1 to the consolidated financial statements, the Company completed the process of acquisition of the total shares in Upcon S.A. (“UPCON”) on September 23, 2020 and the process of acquisition of a total of four ventures of Calçada S.A. (SPE of Calçada) on November 16, 2020, companies that carry out operations in the same business segments of the Company. This transaction was recognized by using the acquisition method, which requires, among other procedures, that the Company determines at the effective control acquisition date, the fair value of the consideration transferred, the fair value of assets acquired, and liabilities assumed, and the determination of goodwill or gain from bargain purchase. Such procedures often involve a high level of judgment and are subject to a high level of uncertainty. In view of the related high judgment level and the impact that any change in assumptions may have on the financial statements, we consider this to be a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to, (i) reading the documents that formalized the transaction, such as executed contracts and approval in the board minutes, and obtaining evidence that support the determination of the control acquisition date and consideration transferred, and calculation of the acquisition cost; (ii) with the support of our corporate finance experts, we analyzed the methodology adopted for measuring the previously held interest in acquired assets and liabilities assumed, and evaluated the adopted assumptions for impairment test, (iii) evaluated the sensitivity analysis regarding the main adopted assumptions and the impacts of possible changes in such assumptions on the measured amounts and their relevance in relation to the financial statements as a whole.

We have served as the Company’s auditors since 2020.

Rio de Janeiro, Brazil

May 07, 2021

/s/ BKR - Lopes, Machado Auditores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Gafisa S.A

São Paulo, SP

Opinion on Internal Control over Financial Reporting

We have audited Gafisa S.A. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2020, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, value added and cash flows for the year then ended , and the related notes (collectively referred to as “the consolidated financial statements”) and our report dated May 7, 2021, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board PCAOB (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Rio de Janeiro, Brazil

May 07, 2021

/s/ BKR - Lopes, Machado Auditores

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

We served as the Company’s auditors from 2018 through September 21, 2020.

São Paulo, Brazil

June 22, 2020

/s/ BDO RCS Auditores Independentes SS

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2020 and 2019

(In thousand of Brazilian Reais)

	Notes	2020	2019

Current assets
Cash and cash equivalents	4.1	29,038	12,435
Short-term investments	4.2	593,082	401,895
Trade accounts receivable	5	487,083	442,542
Properties for sale	6	1,243,841	799,099
Receivables from related parties	21.1	1,102	77,606
Prepaid expenses	-	890	1,860
Non-current assets held for sale	8.1	7,014	7,014
Other assets	7	180,837	67,395
Total current assets		2,542,887	1,809,846

Non-current assets
Trade accounts receivable	5	217,169	103,058
Properties for sale	6	305,460	279,207
Receivables from related parties	21.1	115,502	33,416
Other assets	7	112,739	166,916
		750,870	582,597

Investments in ownership interests	9	307,412	126,363
Investment property	9.2	119,119	-
Property and equipment	10	25,181	14,159
Intangible assets	11	4,530	7,084
		456,242	147,606

Total non-current assets		1,207,112	730,203

Total assets		3,749,999	2,540,049

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2020 and 2019

(In thousand of Brazilian Reais)

	Notes	2020	2019

Current liabilities
Loans and financing	12	332,447	426,124
Debentures	13	120,737	158,179
Financial instrument	20	6,125	-
Payable for purchase of properties and advances from customers	17	336,029	117,515
Payables for goods and service suppliers	-	122,576	95,450
Taxes and contributions	-	86,831	69,868
Salaries, payroll charges and profit sharing	-	25.920	12,291
Provision for legal claims and commitments	16	147,066	153,033
Obligations assumed on the assignment of receivables	14	13,296	20,526
Payables to related parties	21.1	98,430	64,384
Other payables	15	186,466	135,492
Total current liabilities		1,475,923	1,252,862

Non-current liabilities
Loans and financing	12	338,027	107,029
Debentures	13	143,588	39,346
Payable for purchase of properties and advances from customers	17	79,400	93,075
Deferred income tax and social contributions	19	14,649	12,114
Provision for legal claims and commitments	16	103,417	123,878
Obligations assumed on the assignment of receivables	14	10,896	19,835
Other payables	15	34,648	9,065
Total non-current liabilities		724,625	404,342

Equity
Capital	18.1	1,083,249	2,926,280
Treasury shares	18.1	(2,632)	(43,517)
Capital reserves and reserve for granting stock options	-	319,569	337,611
Profit reserve	18.2	153,254
Accumulated losses	18.2	-	(2,338,964)
		1,553,440	881,410
Non-controlling interests		(3,989)	1,435
Total equity		1,549,451	882,465
Total liabilities and equity		3,749,999	2,540,049

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of loss

Years ended December 31, 2020, 2019 and 2018

(In thousand of Brazilian Reais, except if stated otherwise)

	Notes	2020	2019	2018

Continuing operations
Net operating revenue	22	884,045	400,465	960,891

Operating costs
Real estate development and sales of properties	23	(715,264)	(282,684)	(846,169)

Gross profit		168,781	117,781	114,722

Operating (expenses) income
Selling expenses	23	(28,992)	(14,889)	(84,431)
General and administrative expenses	23	(98,768)	(68,314)	(78,379)
Income (loss) from equity method investments	9	10,101	(5,003)	(15,483)
Other income (expenses), net	23	(44,157)	(31,627)	(298,935)

Profit (loss) before finance income and expenses and income tax and social contribution		6,965	(2,052)	(362,506)

Finance expenses	24	(101,532)	(76,830)	(100,074)
Finance income	24	28,537	17,206	19,553

Loss before income tax and social contribution		(66,030)	(61,676)	(443,027)

Current income tax and social contribution		(7,608)	(1,984)	(3,349)
Deferred income tax and social contribution		-	37,259	25,100

Total Income tax and social contribution	19.i	(7,608)	35,275	21,751

Net loss from continuing operations		(73,638)	(26,401)	(421,276)

Loss for the year		(73,638)	(26,401)	(421,276)

(-) Attributable to:
Noncontrolling interests		(478)	(361)	(1,750)
Owners of the parent		(73,160)	(26,040)	(419,526)

Weighted average number of shares (in thousands)	27	179,882	68,584	41,147

Basic earnings (loss) per thousand shares - In Reais	27	(0.407)	(0.380)	(10.196)
From continuing operations		(0.407)	(0.380)	(10.196)

Diluted earnings (loss) per thousand shares - In Reais	27	(0.407)	(0.380)	(10.196)
From continuing operations		(0.407)	(0.380)	(10.196)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive loss

Years ended December 31, 2020, 2019 and 2018

(In thousand of Brazilian Reais, except if stated otherwise)

	2020	2019	2018

Loss for the year	(73,638)	(26,401)	(421,276)

Total comprehensive loss for the year, net of taxes	(73,638)	(26,401)	(421,276)

Attributable to:
Owners of the parent	(73,160)	(26,040)	(419,526)
Non-controlling interests	(478)	(361)	(1,750)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
	Notes	Capital	Treasury shares	Reserve for capital and granting shares	Profit reserve	Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balances as of December 31, 2017		2,521,152	(29,089)	85,448	-	(1,866,289)	711,222	3,847	715,069

Capital increase	18.1	167	-	250,599	-	-	250,766	-	250,766
Stock option plan	18.3	-	-	1,304	-	-	1,304	-	1,304
Treasury shares sold	18.1	-	2,351	-	-	(1,525)	826	-	826
Share repurchase program	18.1	-	(32,212)		-	(21,063)	(53,275)	-	(53,275)
Recognition of reserves	-	-	-	-	-	-	-	(223)	(223)
Loss for the year	-	-	-	-	-	(419,526)	(419,526)	(1,750)	(421,276)

Balance as of December 31, 2018		2,521,319	(58,950)	337,351	-	(2,308,403)	491,317	1,874	493,191

Capital increase	18.1	404,961	-	(157)	-	-	404,804	-	404,804
Stock option plan	18.3	-	-	417	-		417	-	417
Treasury shares sold	18.1	-	141	-	-	7	148	-	148
Treasury shares cancelled	18.1	-	5,747	-	-	(5,747)	-	-	-
Treasury shares reissued	18.1	-	(20,671)	-	-	20,671	-	-	-
Share repurchase program	18.1	-	30,216	-	-	(19,452)	10,764	-	10,764
Recognition of reserves	-	-	-	-	-	-	-	(78)	(78)
Loss for the year	-	-	-	-	-	(26,040)	(26,040)	(361)	(26,401)

Balance as of December 31, 2019		2,926,280	(43,517)	337,611	-	(2,338,964)	881,410	1,435	882,845

Capital reduction	18.1	(2,585,032)	-	-	-	2,585,032	-	-	-
Capital increase	18.1	742,001	-	-	-	-	742,001	-	742,001
Expenditures for issuing shares		-	-	(18,288)	-	-	(18,288)	-	(18,288)
Stock option plan	18.3	-	-	246	-	-	246	-	246
Treasury shares sold	18.1	-	40,885	-	-	(19,654)	21,232	-	21,232
Recognition of reserves		-	-	-	-	-	-	(2)	(2)
Retained earnings	18.1	-	-	-	153,254	(153,254)	-	-	-
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(4,945)	(4,945)
Loss for the year	-	-	-	-	-	(73,160)	(73,160)	(478)	(73,638)

Balance as of December 31, 2020		1,083,249	(2,632)	319,569	153,254	-	1,553,440	(3,989)	1,549,451

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated cash flow statements

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	2020	2019	2018
Operating activities
Loss before income tax and social contribution	(66,030)	(61,676)	(443,027)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	8,278	14,181	21,290
Stock option plan expense (Note 18.3)	(347)	(2,366)	1,927
Unrealized interests and charges, net	1,009	5,448	11,156
Warranty provision (Note 15)	9,208	(7,521)	(4,130)
Provision for legal claims and commitments (Note 16)	43,848	20,598	172,432
Provision for profit sharing (Note 25 (iii))	20,735	5,000	(14,750)
Allowance for expected credit losses and cancelled contracts (Note 5)	43,343	(47,257)	(41,827)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(69,282)	(37,446)	(74,689)
Provision for penalties due to delay in construction works (Note 15)	2,137	5,283	-
Income from equity method investments (Note 9)	14,780	5,003	15,483
Financial instruments (Note 20)	-	-	(763)
Derecognition of goodwill from remeasurement of investment in associate (Note 9)	-	-	112,800
Result of divestment in associate (Note 9)	-	78,008	-

Decrease/(increase) in operating assets
Trade accounts receivable	(206,326)	115,003	(95,740)
Properties for sale and land available for sale	(426,592)	151,465	367,864
Other assets	(151,536)	(32,044)	(15,880)
Prepaid expenses	970	808	2,867

Increase/(decrease) in operating liabilities
Payable for purchase of properties and advances from customers	193,001	(87,003)	597
Taxes and contributions	16,963	12,592	10,846
Payables for goods and service suppliers	27,559	(37,750)	32,732
Salaries, payroll charges and profit sharing	(7,072)	511	(6,459)
Other payables	51,061	(76,443)	(3,434)
Transactions with related parties	49,006	21,608	(14,497)
Paid taxes	(7,608)	(1,983)	(3,348)
Cash and cash equivalents from operating activities	(452,895)	44,019	31,450

Investing activities
Acquisition of property and equipment and intangible assets (Notes 10 and 11)	(16,746)	(3,581)	(12,511)
Increase in short-term investments	(564,749)	(387,319)	(1,090,796)
Redemption of short-term investments	373,562	90,280	1,104,875
Investments	(30,000)	-	(4,629)
Cash used in investing activities	(237,933)	(300,620)	(3,061)

Financing activities
Increase in loans, financing and debentures	625,677	122,639	412,768
Payment of loans, financing and debentures - principal	(382,666)	(229,846)	(528,252)
Payment of loans, financing and debentures - interest	(33,774)	(56,976)	(111,157)
Loan transactions with related parties	(12,604)	(11,179)	(1,289)
Repurchase of and proceeds from treasury shares (Note 18.1)	19,251	7,132	(47,448)
Capital increase	477,900	404,962	167
Subscription and payment of common shares	-	-	250,599
Cash and cash equivalents from (used in) financing activities	693,784	236,732	(24,612)

(+) Cash acquired from Upcon and Calçada	13,647	-	-

Net increase/(decrease) in cash and cash equivalents	16,603	(19,869)	3,777

Cash and cash equivalents
At the beginning of the year	12,435	32,304	28,527
At the end of the year	29,038	12,435	32,304

Net increase (decrease) in cash and cash equivalents	16,603	(19,869)	3,777

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated added value statement

Years ended December 31, 2020, 2019 and 2018

(In thousands of Brazilian Reais)

	2020	2019	2018

Revenues	935,013	437,289	1,048,145
Real estate development and sales of properties	978,360	390,032	1,006,317
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	(43,347)	47,257	41,828
Inputs acquired from third parties (including taxes on purchases)	(721,921)	(306,908)	(1,075,054)
Operating costs- Real estate development and sales	(623,106)	(244,409)	(733,265)
Materials, energy, outsourced labor and other	(98,815)	82,009	(228,989)
Gain from bargain purchase	-	16,592	-
Loss on realization of investment measured at fair value	-	(161,100)	(112,800)

Gross value added	213,092	130,381	(26,909)

Depreciation and amortization	(8,278)	(14,181)	(21,290)

Net value added produced by the entity	204,814	116,200	(48,199)

Value added received on transfer	13,758	12,203	4,070
Income from equity method investments	(14,779)	(5,003)	(15,483)
Finance income	28,537	17,206	19,553

Total value added to be distributed	218,572	128,403	(44,129)

Value added distribution	218,572	128,403	(44,129)
Personnel and payroll charges	39,652	28,429	75,300
Taxes and contributions	67,271	7,106	81,339
Interest and rents	184,809	118,908	218,758
Retained earnings attributable to noncontrolling interests	478	361	1,750
Incurred losses	(73,638)	(26,401)	(421,276)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

1.1	Coronavirus – COVID-19

In the year 2020, there has not been any significant impact from the outbreak of Coronavirus on the Company’s operations. A Crisis Management Committee has been created that holds daily meetings and total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales activities have focused on digital interactions with prospective customers.

The Company will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Until the disclosure date of these consolidated financial statements, the Company has not noted a significant increase in customer default and contract cancellation or reduction in sales volume. Moreover, the construction of ventures has been according to the original schedule, considered essential service by the federal government.

Also, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year.

The Company has opted for deferring the payment of the federal taxes related to March, April and May 2020, collected later on, pursuant to Ordinances 139, 150 and 245. Under the terms of Provisional Measure 927, of March 22, 2020, the Company has also opted for deferring the FGTS deposits by employers, related to March, April and May 2020, with collection in six monthly installments from July 2020. Pursuant to Provisional Measure 936, of March 31, 2020, converted into Law 14,020 of 2020, the Company has reduced salaries by 25%, with proportional reduction in working hours, of a certain group of employees over a 90-day period. Additionally, there has been a voluntary 50% reduction in the fees of the Board of Director’s members over a 180-day period.

Moreover, a volatility in the Company’s stock price traded on the stock exchange has been noted as a result of the global concern for this pandemic and its developments.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations --Continued

1.2	Gafisa Propriedades

In the year 2020, the Company created a new business unit, which will comprise real estate assets aimed to generate income, aimed to carry out management services of own and third-party real estate. Gafisa Propriedades (former Upcon S.A) borns with Gafisa’s assets that currently exist and others that are in development (Note 9.2) and with acquisitions of assets in unique locations and/or opportunities for operational turnaround. It is worthy of note the acquisitions made in the first quarter of 2021 of Hotel Fasano Itaim in the city of São Paulo, currently under construction, of Jardim Guadalupe Shopping and São Conrado Fashion Mall (pending closing), both in the city of Rio de Janeiro, and the entry in the venture Cidade Matarazzo in São Paulo, as mentioned below and in Note 31(ii).

On January 13, 2021, the Company completed the acquisition of 32 studio apartments and Hotel Fasano Itaim through the investment funds it controls. The transaction totaled R$ 310,000, with the interest of Gafisa Propriedades reaching 80.37% in Hotel Fasano Itaim and 100% in studio apartments.

Also in January 2021, Gafisa Propriedades completed the acquisition of Jardim Guadalupe Shopping and signed the agreement for the acquisition of São Conrado Fashion Mall. The transaction totals R$ 99,300, in two tranches, the first in January 2021, and the other in January 2022. The acquisition is being made through Equity Fund.

On March 8, 2021, the Company informed that Gafisa Propriedades entered into a contract for entering in Cidade Matarazzo, related to the acquisition of private suites with hotel services.

1.3	Gafisa Rio

On November 16, 2020, the Company completed the acquisition of four ventures of Calçada S.A. (Note 9.1.1), marking the return of Gafisa to Rio de Janeiro’s real estate development market. “Gafisa Rio” becomes the Company’s base for operating in the segment with local office, and performing an active role on the acquisition of new land and launches in progress.

1.4	Divestment of associate

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

On May 7, 2021, the Company’s Board of Directors approved these consolidated financial statements of the Company and authorized their disclosure.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that under Brazilian GAAP the application of percentage of completion accounting by real estate companies is applied under more circumstances than are permitted by IFRS, including interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as IFRS applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 32 to these financial statements. US GAAP condensed consolidated balance sheets have been included in Note 32 (d)(i) for 2020, 2019 and 2018 US GAAP consolidated statements of profit or loss and comprehensive income (loss) for the years ended December 31, 2020, 2019 and 2018 have been included in Note 32 (d)(ii) and Note 32 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

The functional and presentation currency of the Company is the Brazilian Real.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Assets and liabilities subject to estimates and assumptions include the provision for impairment loss of non-financial assets, transactions with share-based payment, provision for legal claims, fair value of financial instruments, measurement of the estimated cost of construction, deferred tax assets, among others.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Contingent liabilities for which losses are considered possible are only disclosed in the notes to the consolidated financial statements, and those for which losses are considered remote are neither accrued nor disclosed.

Contingent assets are recognized only when there are secured guarantees or final and unappealable favorable court decisions. Contingent assets with probable favorable decision are only disclosed in the notes to the consolidated financial statements.

There are uncertainties inherent in the interpretation of complex tax rules and in the value and timing of future taxable income. In the ordinary course of business, the Company and its subsidiaries are subject to assessments, audits, legal claims and administrative proceedings in civil, tax and labor matters.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

December 31, 2020

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

In the year ended December 31, 2020, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year. In accordance with its treasury policies, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in February 2021.

The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Loans and financing

Subsequent to initial recognition, loans and financing accruing interest are measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the consolidated statement of profit or loss, at the time liabilities are derecognized, as well as during the amortization process using the effective interest rate method.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Trade accounts receivable are presented at present and net realizable values. The classification between current and non-current is made based on the expected maturity of contract installments.

The installments due are indexed based on the National Civil Construction Index (INCC) during the period of construction, and based on the General Market Price Index (IGP-M) and interest at 12% p.a., after the delivery of the units.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

In this situation, the transaction cost is recorded in finance expenses in the consolidated statement of profit or loss for the year in which it is made.

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

The classification of land between current and non-current assets is based on the expected period for launching real estate ventures. The Company periodically revises the estimates of real estate ventures launches.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.8.	Prepaid expenses

Prepaid expenses are recognized in profit or loss as incurred using the accrual basis of accounting.

2.2.9.	Land available for sale

Land available for sale is measured at the lower of the carrying value and the fair value less costs to sell, and is classified as held for sale if its carrying value is to be recovered through a sale transaction of the land. This condition is considered fulfilled only when the sale is highly probable, and the asset is available for immediate sale under its current condition. The Company shall commit to sell it within one year of the classification date.

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

December 31, 2020

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

December 31, 2020

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

December 31, 2020

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

December 31, 2020

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

December 31, 2020

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

The Company’s equity instruments that are repurchased (treasury shares) are recognized at cost and charged to equity. No gain or loss is recognized in the consolidated statement of profit or loss upon purchase, sale, issue, or cancellation of the Company’s own equity instruments.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

2.2.27.	Non-current asset held for sale

The Company classifies a disposal group as held for sale if its carrying value is expected to be recovered by means of a sale transaction. In such case, the asset or group of assets held for sale must be available for immediate sale on current conditions, subject to the usual and customary terms for selling such assets held for sale and its sale must be highly probable.

For a sale to be considered highly probable, the Company must be committed to a plan to sell the asset, and have initiated a program for finding a buyer and complete the plan at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.28.	Business combination and divestment of associate and recognition of subsidiary’s net assets received at fair value

The cost of an acquisition is measured by the sum of the transferred consideration, measured at fair value at the acquisition date, and the amount of any non-controlling interests in the acquired entity. The acquisition directly related costs shall be recognized as expense when incurred.

In the acquisition of a business, the Company evaluates the financial assets and liabilities assumed to classify and allocate them according to the contractual terms, the economic circumstances, and the pertinent conditions that exist at the acquisition date.

Goodwill is initially measured as the excess of the consideration transferred over the fair value of the acquired net assets (identifiable assets and assumed liabilities, net). If the consideration is lower than the fair value of acquired net assets, the difference shall be recognized as gain in the consolidated statement of profit or loss. Gains from a bargain purchase are immediately recognized in profit or loss.

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

In the year ended December 31, 2020, the Company made a business combination transaction, related to the acquisition by Gafisa of the totality of shares issued by Upcon, which became a subsidiary of the Company, and the acquisition of the totality of interest in four real estate ventures of Calçada S.A. in Rio de Janeiro (Note 9.1.1).

In the year ended December 31, 2019, the Company concluded the divestment of the associate Alphaville Urbanismo, and received shares in the investee with assets measured at fair value (Note 9.1.1).

2.2.29.	Investment property

Investment properties are properties held to earn rentals or for capital appreciation, and are initially measured at cost, including transaction costs. After initial recognition, investment properties are measured at fair value. All income from operating lease of assets for purposes of earning rental or capital appreciation are recorded as investment properties and measured using the fair value model. The gains and losses arising from changes in the fair value of investment property are recognized in profit or loss for the period in which they arise.

An investment property is derecognized on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gain or loss arising from the property derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognized in the profit or loss for the period in which it is derecognized.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2020, and not yet adopted

3.1 New standards, changes and interpretation of standards issued and adopted from 2020

Beginning on January 1st, 2020, the following standards are in effect. The adoption of these standards and interpretations did not have any material impact on the disclosures or amounts disclosed in these consolidated financial statements.

(i)	Amendments to CPC 15 (R1): Definition of business - clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. These amendments did not have impact on the Company’s financial statements.

(ii)	Amendments to CPC 38, CPC 40 (R1) and CPC 48: Interest Rate Benchmark Reform, provide exemptions that apply to all hedging relationships directly affected by the interest rate benchmark reform. A hedging relationship is directly affected if the reform gives rise to uncertainties about the timing or the amount of interest rate benchmark-based cash flows of the hedged item or of the hedging instrument. These amendments do not have impact on the consolidated financial statements of the Company, once the latter does not have interest rate hedging relationships.

(iii)	Amendments to CPC 26 (R1) and CPC 23: Definition of material, provide a new definition of material that states that the “information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity”. The amendments clarify that materiality will depend on the nature or magnitude of information, either individually or in combination with other information, in the context of financial statements. A misstated information is material if it could be reasonably expected to influence decisions taken by primary users. These amendments did not have any impact on the consolidated financial statements, nor are expected to have any future impact on the Company.

(iv)	Revision of CPC 00 (R2): Conceptual Framework for Financial Reporting, provides updated definitions and criteria for recognition of assets and liabilities, and clarifies some important concepts. These amendments did not have impact on the Company’s consolidated financial statements.

(v)	Amendments to CPC 06 (R2): Covid-19-related Rent Concessions, provides lessees with concessions in the application of the CPC 06 (R2) provisions about the modification of lease contract, by recognizing the concessions occurring as direct consequence of the Covid-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a Covid-related rent concession granted by the lessor is a lease modification. This amendment did not have any impact on the Company’s consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.	New standards, changes and interpretation of standards issued and adopted from 2020, and not yet adopted --Continued

3.2	New standards, changes and interpretation of standards issued and not yet adopted

A series of new standards are coming into effect for years beginning after January 1, 2021. The Company has not adopted these standards in the preparation of the accompanying consolidated Financial Statements. The following amended standards and interpretations shall not have a significant impact on the Company’s consolidated financial statements.

(i)	Onerous contracts - costs of fulfilling a contract (amendments to CPC 25/IAS 37)

(ii)	Interest rate benchmark reform – Phase 2 (amendments to CPC 48/IFRS 9, CPC 38/IAS39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16),

(iii)	Property, plant and equipment: Proceeds before intended use (amendments to CPC 27/IAS 16)

(iv)	Reference to the Conceptual Framework (amendments to CPC 15 / IFRS 3)

(v)	Classification of Liabilities as Current or Non-current (amendments to CPC 26/IAS 1)

(vi)	IFRS 17 Insurance Contracts.

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, in the Company’s opinion, have significant impact arising from their adoption on its consolidated financial statements, however, studies on them are in progress.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2020	2019

Cash and banks	29,038	12,435
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	29,038	12,435

4.2.	Short-term investments

	2020	2019

Fixed-income funds (a)	144,437	125,962
Government bonds (LFT) (a)	3,078	231,725
Real estate investment fund (a)	151,553	-
Securities purchased under resale agreements (b)	-	125
Bank certificates of deposit (c)	118,466	10,523
Restricted credits (d)	175,548	33,560

Total Short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	593,082	401,895

(a)	Exclusive fund managed by Planner Trustee Distribuidora de Títulos e Valores Mobiliarios and and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares. The Company entered into a swap contract to mitigate the risk of its exposure to index and interest rate volatility (Note 20(i)(b)).

(b)	As of December 31, 2019, the IOF-exempt securities purchased under resale agreement include earned interests of 73% of Interbank Deposit Certificates (CDI).

(c)	As of December 31, 2020, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 93.5% to 103.5% (from 90% to 103.5% in 2019) of Interbank Deposit Certificates (CDI).

(d)	Restricted cash in guarantee to loans are represented to funds pledged to transactions with financial institutions.

5.	Trade accounts receivable

	2020	2019

Real estate development and sales	749,065	593,229
( - ) Allowance for expected credit losses	(16,365)	(16,265)
( - ) Allowance for cancelled contracts (a)	(80,727)	(37,485)
( - ) Present value adjustment	(7,038)	(8,518)
Services and construction and other receivables	59,317	14,639

Total trade accounts receivable (Note 20.i.d e 20.ii.a)	704,252	545,600

Current	487,083	442,542
Non-current	217,169	103,058

(a)	The increase in the allowance for cancelled contracts was mainly caused by the re-evaluation of the current contracts in relation to the uncertainty over cash inflows due to the impact of the Covid-19 pandemic on the Company’s portfolio of receivables.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

The current and non-current portions have the following maturities:

Maturity	2020	2019

Overdue: (a)
Up to 90 days	42,726	32,740
From 91 to 180 days	38,081	17,510
Over 180 days	157,484	115,619
	238,291	165,869

Maturity:
2020	-	325,613
2021	350,078	97,194
2022	72,280	5,378
2023	46,790	3,255
2024	27,269	2,830
2025 onwards	73,674	7,728
	570,091	441,998

( - ) Present value adjustment	(7,038)	(8,518)
( - ) Allowance for expected credit losses and cancelled contracts (b)	(97,092)	(53,750)

	704,252	545,600

(a)	The increase in the period is due to the relevance of the delivery of ten ventures in the year ended December 31, 2020. As reflection of the Covid-19 pandemic, the time required by banks and registry offices to process information for transferring the ownership of delivered units increased.

(b)	Allowance related to the cancellations of sales contracts recognized as revenue overtime during the construction phase.

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the consolidated financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2020, the amount received from customers in excess of the recognized revenues totaled R$151,712 (R$14,197 in 2019) in the consolidated statements, and are classified as Payables for purchase of properties and advances from customers (Note 17). The increase in the year is due to the acquisition of the totality of shares in Upcon S.A. and assets of Calçada S.A. (Note 9.2). Additionally, as of December 31, 2020, the amount related to contract assets totaled R$240,006 (R$256,106 in 2019).

Accounts receivable from completed real estate units financed by the Company are in general subject to IGP-M variation plus annual interest of 12%, with revenue being recorded in profit or loss in the account “Revenue from real estate development and sale, barter transactions and construction services".

The balances of allowance for expected credit losses are considered sufficient by the Company to cover the estimate of future losses on realization of the accounts receivable.

During the years ended December 31, 2020 and 2019, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

Balance at December 31, 2018	(101,006)
Additions (Note 22)	(26,150)
Write-offs / Reversals (Note 22)	73,406
Balance at December 31, 2019	(53,750)
Acquired balance from Upcon and assets from Calçada	(3,568)
Additions (Note 22)	(76,905)
Write-offs / Reversals (Note 22)	37,131
Balance at December 31, 2020	(97,092)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2020 totaled R$1,479 (R$10,873 in 2019) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company was 2.21% for the year 2020 (6.64% in 2019), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, consisting of the assignment of a portfolio comprising select residential and business real estate receivables arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

				Transaction balance (Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2020	2019
(i)	Jun/27/2011	203,915	171,694	23	412
(ii)	Nov/14/2012	181,981	149,025	85	2,586
(iii)	Dec/27/2012	72,021	61,647	972	1,683
(iv)	Nov/29/2013	24,149	19,564	480	1,170
(v)	Nov/25/2014	15,200	12,434	486	1,203
(vi)	Dec/03/2015	32,192	24,469	3,148	5,300
(vii)	Feb/19/2016	27,954	27,334	3,682	6,429
(viii)	May/09/2016	17,827	17,504	3,062	4,625
(ix)	Ago/19/2016 (a)	15,418	14,943	1,774	2,392
(x)	Dec/21/2016	21,102	19,532	5,067	6,106
(xi)	Mar/29/2017	23,748	22,993	5,413	8,455
				24,192	40,361

(a)	The consolidated balance of the transaction as of December 31, 2019 and 2018 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

Transaction (i) was entered into with Banco BTG Pactual S.A. (Note 14).

Transactions (ii), (iii), (iv) and (v) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados (Note 14).

Transactions (vi), (vii), (viii), (ix), (x) and (xi) were entered into with Polo Capital Securitizadora S.A. (Note 14).

In the transactions above, the Company is jointly responsible until the time of the transfer of the collateral to the securitization company.

For the items (i) to (iii) and (vi) to (xi) above, the Company was engaged to perform, among other duties, the management of the receipt of receivables, the assignment’s underlying assets, collection of defaulting customers, among other, according to the criteria of each investor, being paid for these services.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	2020	2019

Land	607,564	573,715
( - ) Write-down to net realizable value of land	(111,307)	(110,182)
( - ) Adjustment to present value	(676)	(5,198)
Property under construction (Note 29)	880,471	355,980
Completed units	107,882	283,991
( - ) Write-down to net realizable value of properties under construction and completed units	(9,131)	(67,099)
Allowance for cancelled contracts	74,498	47,099

Total properties for sale	1,549,301	1,078,306

Current portion	1,243,841	799,099
Non-current portion	305,460	279,207

In the years ended December 31, 2020 and 2019, the change in the write-down to net realizable value of land and properties under construction and completed units is summarized as follows:

Balance at December 31, 2018	(164,603)
Reclassification from land available for sale (Note 8.1)	(39,756)
Write-offs (a)	27,079
Balance at December 31, 2019	(177,280)
Additions	(4,608)
Write-offs (a)	61,450
Balance at December 31, 2020	(120,438)

(a)	The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2020 was R$173,228 (R$210,412 in 2019) in the consolidated statements.

7.	Other assets

	2020	2019

Advances to suppliers	15,217	20,702
Advance reg. Fasano transaction (Notes 1.2 and 31(ii))	62,000	-
Recoverable taxes (IRRF, PIS, COFINS, among other)	18,833	17,285
Arbitration decision amount (a)	66,391	66,391
Judicial deposit (Note 16.a)	120,407	129,933
Other	10,728	-
Total other assets	293,576	234,311

Current portion	180,837	67,395
Non-current portion	112,739	166,916

(a)	Amount related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

8.1 Land available for sale

The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2018	149,488	(58,900)	90,588
Reclassification to properties for sale (Note 6)	(83,579)	39,756	(43,823)
Reversal/Write-offs (a)	(50,117)	10,366	(39,751)
Balance at December 31, 2019	15,792	(8,778)	7,014
Additions (Note 23)	-	-	-
Reversal/Write-offs (a)	-	-	-
Balance at December 31, 2020	15,792	(8,778)	7,014

(a)	The amount of write-offs over the period mainly refers to the cancelled land sales contract in January 2019, located in the city of Rio de Janeiro – RJ.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments

9.1   Investments in associates and jointly-controlled investees

(i)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Jointly-controlled investees:		2020	2019	2020	2020	2020	2019	2020	2019	2020	2019	2020	2019	2018

Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.		80%	80%	34,263	1,952	32,310	19,907	12,404	6	25,849	13,438	12,412	5	(42)
Sitio Jatiuca Emp. Imob. SPE Ltda		50%	50%	36,190	3,844	32,345	29,636	2,709	223	16,173	14,818	1,355	111	635
Varandas Grand Park Emp. Imob. SPE Ltda.	(a)	50%	50%	34,093	5,034	29,059	28,773	457	2,742	14,529	14,387	143	1,917	1,450
Gafisa SPE-116 Emp. Imob. Ltda.		50%	50%	24,278	3,414	20,863	25,111	(909)	2,574	10,432	12,555	(454)	1,287	(10,486)
Parque Arvores Empr. Imob. Ltda.	(a)	50%	50%	29,533	3,622	25,911	24,616	1,716	3,116	12,956	12,308	648	1,407	269
Atins Emp. Imob. Ltda.		50%	50%	19,952	659	19,293	20,813	4,859	3,084	9,646	10,406	2,430	1,542	(635)
FIT 13 SPE Emp. Imob. Ltda.		50%	50%	21,423	1,699	19,724	19,779	(55)	72	9,862	9,889	(27)	36	3
Performance Gafisa Gen. Severiano Ltda		50%	50%	11,658	33	11,625	11,631	(6)	(69)	5,813	5,816	(3)	(35)	102
Other (*)	(a)	-	-	69,334	27,769	41,567	38,752	(6,802)	(1,078)	32,711	29,122	(3,494)	(6,651)	(6,701)
Subtotal Jointly-controlled investees				280,724	48,026	232,697	219,018	14,337	10,669	137,971	122,739	13,010	(381)	(15,405)

Associates:
Alphaville Urbanismo S.A.	(d)	-	30%	-	-	-	(1,479,312)	-	(603,985)	-	-	-	-	-
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	4,912	534	4,378	4,272	107	1,571	2,189	2,136	53	785	1,118
Other (*)				1,153	25	1,128	1,187	(61)	55	1,224	1,488	(27)	31	2
Indirect jointly-controlled investees Gafisa				6,065	559	5,506	(1,473,853)	46	(602,359)	3,413	3,624	26	816	1,120

Goodwill from acquisition of subsidiaries	(b)									166,028	-	-	-	-

Total Investments										307,412	126,363	13,036	435	(14,285)

(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments--Continued

9.1 Investments in associates and jointly-controlled investees--Continued

(i)	Information on associates and jointly-controlled investees --Continued

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase			Profit (loss) for the year		Investments		Income from equity method investments
Provision for net capital deficiency (c):	2020	2019	2020	2020	2020	2019		2020	2019	2020	2019	2020	2019	2018

Manhattan Square Emp. Imob. Res. 01 SPE Ltda	50%	50%	2,499	15,431	(12,932)	(6,567)		(149)	(313)	(6,467)	(3,284)	(3,178)	(1,130)	(872)
Manhattan Square Emp.Imob. Com. 01 SPE Ltda	50%	50%	3,342	9,888	(6,546)	(6,558)		(4)	(294)	(3,273)	(3,279)	4	(2,175)	(337)
Other (*)			75	411	(15,789)	(11,276)		(8,664)	(13,595)	3,332	(4,400)	239	(2,133)	11
Total provision for net capital deficiency			5,916	25,730	(35,267)	(24,401)	-	(8,817)	(14,202)	(6,408)	(10,963)	(2,935)	(5,438)	(1,198)

Total Income from equity method investments												10,101	(5,003)	(15,483)

(*) (Includes companies with investment balances below (R$ 5,000).

(a)	The Company recorded expense of R$791 in Income from equity method investments for the period ended December 31, 2019 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(b)	Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$161,100 in 2018, arising from the sale of control over the entity. On December 27, 2019, the Company completed the process of divestment of AUSA in a transaction totaling R$100,000, settled by offsetting receivables and receipt of shares in the investee against assets (Note 9.1).

(c)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(d)	In view of the net capital deficiency of AUSA as of December 31, 2018, in line with CPC 18 (R2) – Investment in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)	Information on significant investees

	Significant investee:			Other investees:
	Alphaville Urbanismo S.A.			Jointly-controlled investees
	2020	2019	2018	2020	2019	2018

Cash and cash equivalents	-	-		12,174	37,267
Current assets	-	-		239,756	265,219
Non-current assets	-	-		40,968	17,644
Current liabilities	-	-		28,661	42,975
Non-current liabilities	-	-		19,366	20,871

Net revenue	-	-	68,629	40,601	63,551	67,846
Operating costs	-	-	(189,917)	(18,545)	(45,014)	(76,256)
Depreciation and Amortization	-	-	(13,469)	(5)	(21)	(5)
Finance income (expenses)	-	-	(366,627)	(273)	670	(4,787)
Income tax and social contribution	-	-	(6,388)	(1,182)	(1,883)	(1,938)
Profit (loss) from Continued Operations	-	-	(755,032)	(10,594)	10,669	(26,805)

(iii)	Change in investments

Consolidated

Balance at December 31, 2019	126,363
Income from equity method investments	13,036
Capital contribution (reduction)	92
Goodwill from acquisition of subsidiaries (Note 9.1.1)	166,028
Other investments	1,893
Balance at December 31, 2020	307,412

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments --Continued

9.1 Investments in associates and jointly-controlled investees--Continued

9.1.1 Divestment of associate and recognition of subsidiary’s net assets received at fair value and Business Combination

(i)	Divestment of Alphaville Urbanismo

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments --Continued

9.1 Investments in associates and jointly-controlled investees--Continued

9.1.1 Divestment of associate and recognition of subsidiary’s net assets received at fair value and Business Combination--Continued

(i)	Divestment of Alphaville Urbanismo--Continued

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

(ii)	Acquisition Upcon S.A.

On September 23, 2020, the Company disclosed the completion of the acquisition of the totality of Upcon S.A.’s shares, settled with the Company’s shares. Such transaction gave rise to a goodwill in the amount of R$130,643, for which the Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.

The following table shows the determination of the acquisition cost, pursuant to CVM Resolution 665/11:

Acquisition cost	252,895
Acquired net assets	122,252
Goodwill not allocated	130,643

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments--Continued

9.1 Investments in associates and jointly-controlled investees--Continued

9.1.1 Divestment of associate and recognition of subsidiary’s net assets received at fair value and Business Combination--Continued

(iii)	Acquisition of Calçada S.A.’s ventures

On November 16, 2020, the Company disclosed the completion of the acquisition of the totality of four ventures from Calçada S.A., settled through shares of the Company and financial disbursement. Such transaction gave rise to a total net goodwill in the amount of R$35,385, for which the Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill over a period of up to one year, according to CPC 15(R1) - Business Combinations.

The following table shows the determination of the acquisition cost, pursuant to CVM Resolution 665/11:

Acquisition cost	73,165
Acquired net assets	37,780
Goodwill not allocated	35,385

9.2 Investment property

As mentioned in Note 1, in the year of 2020 the Company created a new business unit, Gafisa Propriedades, for carrying out the management of real estate that are completed and of third parties. In this context, as of December 31, 2020 the investment properties of this new business unit comprise commercial properties of ventures located in the state of São Paulo and Rio de Janeiro and acquired of Gafisa S.A. and subsidiaries. These properties were initially recognized at cost and will be measured at fair value in subsequent years.

The Company does not have restriction to the capacity of realization of its investment property or for repairs, maintenance or improvements.

Balance as of December 31, 2019	-
Additions of commercial properties:
Rio de Janeiro	73,229
São Paulo	45,890
Balance as of December 31, 2020	119,119

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.	Property and equipment

Type	2019	Additions from Upcon acquisition	Addition	Write-off	100% depreciated items	2020
Cost
Hardware	9,111	-	-	-	(4,946)	4,165
Leasehold improvements and installations	771	9	2,655	(1,389)	-	2,046
Furniture and fixtures	741	122	-	-	-	863
Machinery and equipment	2,561	22	-	-	(2,528)	55
Right-of-use asset	3,235	726	1,039	617	-	5,617
Sales stands	11,638	7,904	8,666	(3,018)	-	25,190
	28,057	8,783	12,360	(3,790)	(7,474)	37,936

Accumulated depreciation
Hardware	(3,905)	-	(2,372)	-	4,946	(1,331)
Leasehold improvements and installations	(737)	(7)	(406)	1,984	-	834
Furniture and fixtures	(604)	(78)	(66)	-	-	(748)
Machinery and equipment	(2,315)	(8)	(240)	-	2,528	(35)
Right-of-use asset	(1,711)	(714)	(688)	-	-	(3,113)
Sales stands	(4,626)	(3,176)	(1,386)	826	-	(8,362)
	(13,898)	(3,983)	(5,158)	2,810	7,474	(12,755)

Total property and equipment	14,159	4,800	7,202	(980)	-	25,181

The following useful lives and rates are used for calculating depreciation:

	Useful life	Average annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2020 and 2019 there was no indication of impairment of property and equipment.

11.	Intangible assets

	2019					2020
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	17,353	42	(3,190)	-	(3,514)	10,691
Software – Depreciation	(10,269)	-	2,209	(3,026)	3,514	(7,572)
Other	-	1,505	-	(94)	-	1,411
Total intangible assets	7,084	1,547	(981)	(3,120)	-	4,530

As of December 31, 2020, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$981 (R$536 in 2019), related to the Company’s software.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2020	2019

National Housing System - SFH /SFI (i)	May 2019 to July 2025	7.00% to 14.20% + TR 13.66% and 143% of CDI	389,258	456,247
Certificate of Bank Credit - CCB (ii)	March 2021 to October 2025	Fixed 16.77% 3.5%/ 3.70%/ 4.25%/ 6%+CDI	257,123	55,022
Other transactions			24,093	21,884

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii))			670,474	533,153

Current portion			332,447	426,124
Non-current portion			338,027	107,029

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2020, the Company made payments totaling R$293,029, of which R$274,237 related to principal and R$18,793 related to the interest payable. Additionally, during the year, the Company entered into CCB transactions in the total amount of R$195,000, with final maturity between October 2023 and November 2025.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The current and non-current installments fall due as follows:

Maturity	2020	2019

2020	-	426,124
2021	332,447	103,269
2022	27,664	3,760
2023	73,106	-
2024	7,800	-
2025	229,457	-
	670,474	533,153

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as the issuance of debt, and that could require the early maturity or refinancing of loans if the Company does not fulfill certain restrictive convents. As of December 31, 2020, the Company and its subsidiaries were in compliance with the contractual covenants, except for three SFH loans, for which we need to re-establish their guarantees. The Company is in the process of negotiating the re-establishment of the related SFH loans guarantees and have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing--Continued

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2020	2019
Loans and financing
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	7.35 times	4.52 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(34.63) times	(9.04) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-2.04%	-16.03%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	2.52 times	3.75 times

(1)	Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 8.93% as of December 31, 2020 (10.84% in 2019).

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	2020	2019	2018

Total financial charges for the year	95,116	89,737	104,066
Capitalized financial charges (Note 30)	(35,516)	(30,358)	(35,686)
Subtotal (Note 24)	59,600	59,379	68,380

Financial charges included in “Properties for sale”:

Opening balance	206,935	223,807	301,025
Capitalized financial charges	35,516	30,358	35,686
Financial charges related to cancelled land sales contract (Note 8.1)	(3,840)	(8,955)	-
Charges recognized in profit or loss (Note 23)	(79,719)	(38,275)	(112,904)
Balance acquired from subsidiaries	14,336	-	-
Closing balance (Note 6)	173,228	206,935	223,807

The amount of properties for sale offered as guarantee for loans, financing and debentures is R$307,233 (R$421,120 in 2019).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final Maturity	2020	2019

Tenth placement (i)	22,453	IPCA + 7.8%	December 2023	29,833	38,038
Eleventh placement – 1st Series A (ii)	-	-	-	-	52,008
Twelfth placement (iii)	39,843	CDI + 3.75%	December 2020	32,503	57,139
Thirteenth placement (iv)	17,777	CDI + 3.00%	June 2022	9,236	33,792
Fourteenth placement (v)	22,835	CDI + 5.00%	October 2020	1,920	16,548
Fifteenth placement (a)	33,750	IGPM - 0.50%	July 2021	39,875	-
RB Capital (b)	90,083	CDI + 6.00%	September 2024	125,383	-
Sixteenth placement (c)	25,570	100% CDI	February 2021	25,575	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				264,325	197,525

Current				120,737	158,179
Non-current				143,588	39,346

(a)	In the context of the acquisition of the totality of UPCON’s shares, on July 17, 2020, the Company signed the indenture of the 15th convertible debenture, of the subordinate type, into two series, in the total amount of R$33,750, maturing on July 15, 2020. The coupon rate applied to the face value corresponds to 0.50% per year and the index is the IGPM. The principal and coupon payments are only made on the respective maturity date, and may be settled by using the Company’s shares.

(b)	On September 15, 2020, the subsidiary Novum signed the indenture of the first non-convertible debenture issue, with secured guarantee, in sole series, in the total amount of R$190,000, maturing in September 2024. The net proceeds from this issue will be fully and only used to develop the residential real estate development ventures “Scena Tatuapé", "Parque Ecoville", "Moov Belém", "Moov Estação Brás", "Moov Parque Maia", "Belvedere" and "Upside Paraíso". The funds shall be released according to the construction works’ needs, amortization and interest payments shall be made at the end of the operation. The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI) plus a surcharge equivalent to 6% p.a.

(c)	On October 21, 2020, the Company approved the indenture of the 16th convertible debenture issue, in two series, in the total amount of R$ 117,570, each with unit value of R$10. The first series, in the amount of R$42,000, was converted in the context of the acquisition of interest in four ventures of Calçada S.A. (Note 9.1). The second series, in the amount of R$25,570, was subscribed on December 28, 2020, with final maturity on March 31, 2021. As of December 31, 2020, the amount of option for converting liabilities into the Company’s shares is R$6,125 (Note 20 (i)(d)). The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI).

In the year ended December 31, 2020, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	9,704	2,709	12,413
(ii)	52,026	2,928	54,954
(iii)	25,720	2,983	28,703
(iv)	25,181	1,486	26,667
(v)	36,730	1,401	38,131
(a)	-	1,578	1,578
	149,361	13,085	162,446

The current and non-current portions have the following maturities:

	Company and Consolidated
Maturity	2020	2019

2020	-	158,179
2021	120,737	23,119
2022	11,428	11,243
2023	7,115	4,984
2024	125,045	-
	264,325	197,525

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these consolidated financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2020	2019

Tenth placement
Total receivables(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	(81.57) times	(14.62) times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	-2.04%	-16.03%

(1) Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.	Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	2020	2019

Obligation CCI June/2011 - Note 5(i)	23	412
Obligation CCI November/2012 - Note 5(ii)	85	2,586
Obligation CCI December/2012 - Note 5(iii)	972	1,683
Obligation CCI November/2013 - Note 5(iv)	480	1,170
Obligation CCI November/2014 - Note 5(v)	486	1,203
Obligation CCI December/2015 - Note 5(vi)	3,148	5,300
Obligation CCI February/2016 - Note 5(vii)	3,682	6,429
Obligation CCI May/2016 - Note 5(viii)	3,062	4,625
Obligation CCI August/2016 - Note 5(ix)	1,774	2,392
Obligation CCI December/2016 - Note 5(x)	5,067	6,106
Obligation CCI March/2017 - Note 5(xi)	5,413	8,455
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	24,192	40,361

Current	13,296	20,526
Non-current	10,896	19,835

The current and non-current portions have the following maturities:

Maturity	2020	2019

2020	-	20,526
2021	13,296	7,020
2022	2,977	4,284
2023	2,493	2,221
2024 onwards	5,426	6,310
	24,192	40,361

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.	Obligations assumed on the assignment of receivables--Continued

Transaction (i) was entered into with Banco BTG Pactual S.A. at rates of 11.48% plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (ii), (iii), (iv) and (v) were entered into with Polo Multisetorial Fundo de Investimento em Direitos Creditórios Não Padronizados at rates that range between 10.50% and 11.48%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

Transactions (vi), (vii), (viii), (ix), (x) and (xi) were entered into with Polo Capital Securitizadora S.A. at rates of 12.00%, plus INCC for receivables of units not delivered, and IGP-M or IPCA for the period after the certificate of occupancy.

15.	Other payables

	2020	2019

Provision for penalties due to delay in construction work	7,420	5,283
Cancelled contract payable and allowance for cancelled contracts	91,711	97,255
Warranty provision	23,628	14,419
Long term PIS and COFINS (deferred and payable)	18,166	8,372
Provision for net capital deficiency (Note 9.i.d)	6,730	10,963
Long-term suppliers (Note 20.i.d)	1,816	1,382
Share-based payment - Phantom Shares (Note 18.4)	1,109	1,702
Other liabilities	70,534	5,181
Total other payables	221,114	144,557

Current portion	186,466	135,492
Non-current portion	34,648	9,065

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

In the years ended December 31, 2020 and 2019, the changes in the provision are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2018	235,482	637	57,690	293,809
Additional provision (Note 23) (a)	17,754	1,369	1,475	20,598
Payment and reversal of provision not used	(13,769)	696	(24,423)	(37,496)
Balance at December 31, 2019	239,467	2,702	34,742	276,911
Additional provision (Note 23) (a)	43,850	-	-	43,850
Payment and reversal of provision not used	(62,665)	(971)	(15,666)	(79,302)
Acquired balance from Upcon	9,024	-	-	9,024
Balance at December 31, 2020	229,676	1,731	19,076	250,483

Current portion	142,171	1,731	3,164	147,066
Non-current portion	87,505	-	15,912	103,417

(a)	Of this amount, R$12,298 is related to legal settlements recorded as subsequent events.

(b)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2020, the Company and its subsidiaries have deposited in court the amount of R$120,407 (R$129,933 in 2019) in the consolidated statements (Note 7).

	2020	2019

Civil lawsuits	65,401	54,706
Tax proceedings	46,537	41,989
Labor claims	8,469	33,238
Total (Note 7)	120,407	129,933

(i)	As of December 31, 2020, there are no provisions related to civil lawsuits (R$13,397 in 2019) related to lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group) are present.

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

December 31, 2020

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

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$375 in the consolidated statements (R$829 in the consolidated statements in 2019).

(iii)	The Company requested an Arbitration Procedure to the Center for Arbitration and Mediation of the Chamber of Commerce Brazil-Canada, on July 31, 2018, against Yogo Participações e Empreendimentos Imobiliários S.A. (“Yogo”); Polo Real Estate Fundo de Investimentos e Participações, and Polo Capital Real Estate Gestão de Recursos Ltda. as shareholders of Yogo; and Comasa – Construtora Almeida de Martins Ltda., in view of the breach of contractual obligations. As of December 31, 2020, no decision has been awarded yet.

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2020, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$428,888 (R$540,593 in 2019), based on average past outcomes adjusted to current estimates, for which the Company believes it is not necessary to recognize a provision for any losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	2020	2019

Civil lawsuits	258,063	388,739
Tax proceedings	118,037	83,306
Labor claims	52,788	68,548
	428,888	540,593

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2020, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$171 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$7,474, considering the above-mentioned contract expiration, as follows.

Estimate of payment	2020

2021	2,153
2022	2,239
2023	2,329
2024 onwards	753
7,474

17.	Payables for purchase of properties and advances from customers

	Maturity	2020	2019

Payables for purchase of properties	January 2021 to November 2022	163,597	68,133
Present value adjustment		(819)	(5,298)
Advances from customers
Development and services (Note 5)		151,172	2,359
Barter transaction - Land (Note 30 (i))		101,479	145,396

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		415,429	210,590

Current portion		336,029	117,515
Non-current portion		79,400	93,075

The current and non-current portions have the following maturities:

Maturity	2020	2019

2020	-	117,515
2021	336,029	40,219
2022	32,177	33,396
2023	38,086	10,597
2024	586	8,863
2025 onwards	8,551	-
	415,429	210,590

As of December 31, 2020, the amount related to contract liabilities totaled R$252,651 (R$159,593 in 2019).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity

18.1.	Capital

At the Extraordinary Shareholders’ Meeting held on April 30, 2020, shareholders approved the absorption of the Company’s retained losses by its capital in the amount of R$2,585,032.

The Company’s Board of Directors ratified the following capital increases in the year ended December 31, 2020:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$ 310,001.

•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390,000.

•	On November 16, 2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42,000.

Therefore, as of December 31, 2020, the Company's authorized and paid-in capital amounted to R$1,083,249 (R$2,926,280 in 2019), represented by 300,676,101 (120,000,000 in 2019) registered common shares, with no par value, of which 341,570 (2,981,052 in 2019) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without the need to amend it upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 600,000,000 (six hundred million) common shares.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number	Weighted average price	% - on shares outstanding	2020	2019	2020	2019
2001	11/20/2001	44,462	38.9319	0.11%	193	385	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	3.46%	5,969	11,896	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	8.19%	14,111	28,125	115,265	115,265
2014	Transfers	(405,205)	43.3928	-1.02%	(1,763)	(3,513)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-5.15%	(8,870)	(17,679)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	2.23%	3,847	7,668	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.23%	(394)	(786)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-5.61%	(9,679)	(19,291)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.84%	1,453	2,896	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.17%	(299)	(597)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.28%	(488)	(973)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	33.36%	57,513	114,629	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.04%	(75)	(150)	(530)	(530)
2018	Cancellation	(1,030,326)	-	-2.60%	(4,482)	(8,933)	-	-
2018	Disposal	(9,168,280)	16.1463	-23.14%	(39,882)	(79,489)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	10.01%	29,554	58,904	100,113	100,113
2019	Transfers	(9,174)	15.3695	-0.01%	(40)	(80)	(141)	(141)
2019	Cancellation	(370,000)	15.5324	-0.54%	(1,610)	(3,208)	(5,747)	(5,747)
2019	Disposal	(7,377,205)	14.5999	-10.84%	(32,091)	(63,960)	(109,658)	(109,658)

2020	Disposal	(2,639,482)	14.5979	-0.91%	(11,481)	-	(40,885)	-
		341,570	9.0131	1.64%	1,486	25,844	2,632	43,517

(*)	Market value calculated based on the closing share price on December 31, 2020 of R$4.35 in 2018 (R$8.67 in 2019) not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2018	38,599
Subscription of shares	76,642
Repurchase of shares	(7,164)
Disposal of shares	7,386
Cancellation of treasury shares	370
Change in shares held by the management members of the Company	1,172
Outstanding shares as of December 31, 2019	117,005
Subscription of shares	180,677
Disposal of shares	2,640
Change in shares held by the management members of the Company	(9,809)
Outstanding shares as of December 31, 2020	290,513

Weighted average shares outstanding (Note 27)	179,882

18.2.	Allocation of profit (loss) for the year

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

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2020.

In view of the accumulated losses as of December 31,2020, the allocation of profit or loss for the year is not applicable.

Balance of accumulated losses for 2018	(2,308,403)
Net loss for 2019	(26,040)
Share repurchase program	(4,521)
Balance of accumulated losses for 2019	(2,338,964)
Absorption of retained losses	2,585,032
Net loss for the year 2020	(73,160)
Proceeds from disposal of treasury shares	(19,654)
Retained earnings	(153,254)
Balance of accumulated losses for 2020	-

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018

Equity-settled stock option plans (i)	246	417	1,304
Phantom Shares (Note 18.4)	(593)	(2,783)	623
Total option grant expenses (Note 23)	(347)	(2,366)	1,927

(i) In the year ended December 31, 2018, the amount of R$2,104 was reversed because the options of beneficiaries were cancelled for forfeiture.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Changes in the stock options outstanding in the years ended December 31, 2020 and 2019, including the respective weighted average exercise prices are as follows:

	2020		2019
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	1,230,383	16.64	1,239,557	15.58
Options granted	-	-	-	-
Options exercised (i)	-	-	(9,174)	(16.16)
Options expired	(244,944)	(16.98)	-	-
Options outstanding at the end of the year	985,439	16.56	1,230,383	16.64

(i) In the year ended December 31, 2019, the amount received through exercised options was R$148..

As of December 31, 2020, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

985,439	5.50	16.98	552,041	17.78

During the years ended December 31, 2020 and 2019, the Company did not grant any option in connection with its stock option plans comprising common shares.

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.4.	Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As of December 31, 2020, the amount of R$1,109 (R$1,702 in 2019), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018

Loss before income tax and social contribution, and statutory interest	(66,030)	(61,676)	(443,027)
Income tax calculated at the applicable rate - 34%	22,451	20,970	150,629

Net effect of subsidiaries and ventures taxed by presumed profit and RET	18,559	17,951	(11,892)
Income from equity method investments	21,248	(1,701)	(5,264)
Stock option plan	(84)	(142)	(443)
Net effect on divestment of associate	-	22,610	-
Other permanent differences	10,913	19,102	(968)
Charges on payables to venture partners	-	18	211
Recognized (unrecognized) tax credits	(80,695)	(43,533)	(110,522)
	(7,608)	35,275	21,751

Tax expenses – current	(7,608)	(1,984)	(3,349)
Tax income (expenses) - deferred	-	37,259	25,100

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

As of December 31, 2020 and 2019, deferred income tax and social contribution are from the following sources:

(ii)	Deferred income tax and social contribution --Continued

	2020	2019
Assets
Provisions for legal claims	85,164	94,149
Temporary differences – Deferred PIS and COFINS	15,708	14,997
Provisions for realization of non-financial assets	256,227	261,816
Temporary differences – CPC adjustment	8,363	11,896
Other provisions	21,243	5,325
Income tax and social contribution loss carryforwards	516,369	432,801
	900,035	820,984

Unrecognized tax credits of continued operations	(830,094)	(749,399)
	(827,055)	(749,399)
Liabilities
Discounts	(2,069)	(2,069)
Temporary differences –CPC adjustment	(6,211)	(15,237)
Income taxed between cash and accrual basis	(79,349)	(66,393)
	(87,629)	(83,699)

Total net	(14,649)	(12,114)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	2020			2019
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	(1,518,733)	(1,518,733)	-	1,272,943	1,272,943	-
Deferred tax asset (25%/9%)	(379,683)	(136,686)	(516,369)	318,236	114,565	432,801
Recognized deferred tax asset	1,826	658	2,484	3,818	1,374	13,302
Unrecognized deferred tax asset	(381,509)	(137,344)	(518,853)	314,418	113,191	427,609

In the years ended December 31, 2020 and 2019, the credit effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the write-off and impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value, respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2020 and 2019, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

In the year ended December 31, 2020, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year.

As of December 31, 2020, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in February 2021. The derivative contracts are as follows:

	Reais	Percentage	Maturity		Unrealized gains/(losses)on derivative instruments, net

Interest rate swap contracts	Face value	Swap – Liability position	Beginning	End	2020	2019

Swap 1	79,003	120% CDI	08/05/2020	02/04/2021	236	-
Swap 2	100,000	Fixed 7%	09/10/2020	02/16/2021	141	-
Total derivative financial instruments					617	-

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended December 31, 2020
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	332,447	338,027	-	-	670,474
Debentures (Note 13)	120,737	143,588	-	-	264,325
Financial instrument – premium of debenture option (Note 13)	6,125	-	-	-	6,125
Obligations assumed on assignment of receivables (Note 14)	13,296	7,229	2,471	1,196	24,192
Suppliers (Note 15 and Note 20.ii.a)	122,576	1,816	-	-	124,392
Payables for purchase of properties and advances from customers (Note 17)	336,029	70,264	9,136	-	415,429
	931,210	560,924	11,607	1,196	1,504,937
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	622,120	-	-	-	622,120
Trade accounts receivable (Note 5)	487,083	117,461	99,708	-	704,252
	1,109,203	117,761	99,708	-	1,326,372

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2020 and 2019 is as follows:

	Fair value classification
As of December 31, 2020	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	593,082	-
Financial liabilities
Premium of convertible debenture option (Note 13)	-	6,125	-

	Fair value classification
As of December 31, 2019	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	401,895	-

In the years ended December 31, 2020 and 2019, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments —Continued

(ii)	Fair value of financial instruments--Continued

a)	Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value of each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2020 and 2019 are as follows:

	2020		2019
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	29,038	29,038	12,435	12,435	(*)
Short-term investments (Note 4.2)	593,082	593,082	401,895	401,895	(*)
Trade accounts receivable (Note 5)	704,252	704,252	545,600	545,600	(**)
Loans receivable (Note 21.1)	44,972	44,972	33,416	33,416	(**)

Financial liabilities
Loans and financing (Note 12)	670,474	436,294	533,153	542,909	(**)
Debentures (Note 13)	264,325	294,487	197,525	278,727	(**)
Financial instrument – premium of debenture option (Note 20(i)(d))	6,125	6,125	-	-	(**)
Suppliers	124,392	124,392	96,832	96,832	(**)
Obligations assumed on assignment of receivables(Note 14)	24,192	24,192	40,361	40,361	(**)
Payable for purchase of properties and advances from customers (Note 17)	415,429	415,429	210,590	210,590	(**)
Loans payable (Note 21.1)	8,232	8,232	9,280	9,280	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments--Continued

a)	Risk of debt acceleration

As of December 31, 2020, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

As of December 31, 2020, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments, except for three SFH loans, for which we need to re-establish their guarantees. Currently, the Company is in the process of negotiating the re-establishment of the related SFH loans guarantees and we have not received an acceleration notice in connection with such non-compliance. The Company analyzed all of its other debt agreements and did not identify any impact on its restrictive covenants in such other debt agreements resulting from this non-compliance and it does not limit its ability to conduct its business as usual.

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

There were no changes in objectives, policies or procedures during the years ended December 31, 2020 and 2019.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments):

	2020	2019

Loans and financing (Note 12)	670,474	533,153
Debentures (Note 13)	264,325	197,525
( - ) Cash and cash equivalents and (Note 4.1 e 4.2)	(622,120)	(414,330)
Net debt	312,679	316,348
Equity	1,549,451	882,845

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(iv)	Sensitivity analysis

The sensitivity analysis of financial instruments for the year ended December 31, 2020 describes the risks that may give rise to material changes in the Company’s profit or loss, as provided for by CVM, through Rule 475/08, in order to show a 10%, 25% and 50% increase/decrease in the risk variable considered.

As of December 31, 2020, besides the derivative instruments, the Company has the following financial instruments:

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

For the sensitivity analysis in the year ended December 31, 2020, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 2.75%, TR at 0%, INCC at 8.81%, IPCA at 4.52% and IGP-M at 23.14%. The scenarios considered were as follows:

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2020. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	1,088	2,720	5,439	(5,439)	(2,720)	(1,088)
Loans and financing	Increase/decrease of CDI	(861)	(2,151)	(4,303)	4,303	2,151	861
Debentures	Increase/decrease of CDI	(112)	(280)	(560)	560	280	112

Net effect of CDI change		115	289	576	(576)	(289)	(115)

Loans and financing	Increase/decrease of TR	-	-	-	-	-	-

Net effect of TR change		-	-	-	-	-	-

Debentures	Increase/decrease of IPCA	(129)	(322)	(645)	645	322	129

Net effect of IPCA change		(129)	(322)	(645)	645	322	129

Receivables	Increase/decrease of INCC	3,759	9,397	18,794	(18,794)	(9,397)	(3,759)
Payables for purchase of properties	Increase/decrease of INCC	(3,364)	(8,409)	(16,818)	16,818	8,409	3,364

Net effect of INCC change		395	988	1,976	(1,976)	(988)	(395)

Receivables	Increase/decrease of IGP-M	4,510	11,275	22,550	(22,550)	(11,275)	(4,510)

Net effect of IGP-M change		4,510	11,275	22,550	(22,550)	(11,275)	(4,510)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current account	2020	2019

Assets
Current account (a):
Total SPEs	56,964	64,441
Subsidiaries	51,421	57,027
Jointly-controlled investees	5,510	7,381
Associates	33	33
Condominium, consortia (b) and third-party works(c)	14,668	13,165
Loans receivable (d) (Note 20.ii.a)	44,972	33,416
	116,604	111,022

Current	1,102	77,606
Non-current	115,502	33,416

Liabilities
Current account (a):
Total SPEs	(90,198)	(55,104)
Subsidiaries	(38,565)	(29,211)
Jointly-controlled investees	(48,749)	(23,229)
Associates	(2,884)	(2,664)
Loans payables (d) (Note 20.ii.a)	(8,232)	(9,280)
	(98,430)	(64,384)

Current	(98,430)	(64,384)
Non-current	-	-

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such operations aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally provided which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2021 and are tied to the cash flows of the related ventures.

	2020	2019	Nature	Interest rate

Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	6,624	6,272	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	407	392	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	37,941	26,752	Construction	12% p.a. + IGPM
Total receivable	44,972	33,416

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,273	1,025	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	3,724	5,372	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	3,235	2,883	Construction	6% p.a.
Total payable	8,232	9,280	Construction

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties--Continued

21.1.	Balances with related parties--Continued

In the year ended December 31, 2020 the recognized finance income from interest on loans amounted to R$12,160 (R$4,195 in 2019) (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$323,125 as of December 31, 2020 (R$132,336 in 2019).

22.	Net operating revenue

	2020	2019	2018

Gross operating revenue
Real estate development, sale, barter transactions and construction services	974,787	390,032	1,006,317
(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)	(39,774)	47,257	41,828
Taxes on sale of real estate and services	(50,968)	(36,824)	(87,254)
Net operating revenue	884,045	400,465	960,891

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	2020	2019	2018

Cost of real estate development and sale:
Construction cost	(619,791)	(199,538)	(406,156)
Land cost	(28,798)	(67,082)	(211,962)
Development cost	(18,038)	(6,227)	(28,799)
Provision for loss on realization of properties for sale (Note 6 and 8)	56,842	27,079	(63,145)
Capitalized financial charges (Note 12)	(79,719)	(38,275)	(112,904)
Maintenance / warranty	(25,760)	1,359	(23,203)
Total cost of real estate development and sale	(715,264)	(282,684)	(846,169)

Selling expenses:
Product marketing	(11,222)	(3,950)	(40,137)
Brokerage and sale commission	(8,356)	(4,331)	(29,659)
Customer Relationship Management (CRM) and corporate marketing	(8,337)	(6,473)	(14,386)
Other	(1,077)	(135)	(249)
Total selling expenses	(28,992)	(14,889)	(84,431)

General and administrative expenses:
Salaries and payroll charges	(27,903)	(20,650)	(33,921)
Employee benefits	(3,784)	(1,982)	(3,554)
Travel and utilities	(643)	(218)	(922)
Services	(29,077)	(16,035)	(14,011)
Rents and condominium fees	(3,558)	(3,803)	(5,780)
IT	(4,123)	(7,751)	(11,026)
Stock option plan (Note 18.3)	347	2,366	(1,927)
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	(20,735)	(5,000)	14,750
Depreciation and amortization (Notes 10 and 11)	(8,278)	(14,181)	(21,290)
Other	(1,014)	(1,060)	(698)
Total general and administrative expenses	(98,768)	(68,314)	(78,379)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(43,848)	(20,598)	(172,432)
Loss on realization of investment stated at fair value (Note 9)	-	-	(112,800)
Result of divestment in associate (Note 9.1)	-	(78,008)	-
Other (a)	(309)	66,979	(13,703)
Total other income (expenses), net	(44,157)	(31,627)	(298,935)

(a)	Amount of R$66,391 in the consolidated statements related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

24.	Finance income (expenses)

	2020	2019	2018
Finance income
Income from financial investments	10,178	12,649	11,955
Derivative transactions (Note 20.i.b)	-	-	763
Finance income on loans (Note 21.i)	12,160	4,195	4,898
Other finance income	6,199	362	1,937
Total finance income	28,537	17,206	19,553

Finance expenses
Interest on funding, net of capitalization (Note 12)	(59,600)	(59,379)	(68,380)
Amortization of debenture cost	(2,609)	(2,857)	(4,224)
Banking expenses	(14,042)	(8,931)	(6,919)
Derivative transactions (Note 20.i.b)	(6,125)	-	-
Offered discount and other finance cost (a)	(19,156)	(5,663)	(20,551)
Total finance expenses	(101,532)	(76,830)	(100,074)

(a)	Of this amount, R$6,578 refer to the loss incurred on the sale of Tecnisa’s shares (TCSA3), and mark to market as of December 31, 2020. On February 3, 2021, the Company ended the totality of Tecnisa's shares that it held.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

In the years ended December 31, 2020, 2019 and 2018, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended December 31, 2020	Board of Directors	Executive Management	Fiscal Council

Number of members	8	7	-
Annual fixed compensation (in R$)
Salary/Fees	859	3,955	-
Direct and indirect benefits	-	396	-
Other (INSS)	152	563	-
Average monthly compensation (in R$)	-	,	-
Total compensation	1,011	5,004	-
Profit sharing (Note 25.iii)	-	9,845	-
Total compensation and profit sharing	1,011	14,849	-

	Management compensation
Year ended December 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	10	6	3
Annual fixed compensation (in R$)
Salary/Fees	765	5,915	93
Direct and indirect benefits	-	10	-
Other (INSS)	153	1,083	19
Average monthly compensation (in R$)	77	584	9
Total compensation	918	7,008	112
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	918	7,008	112

	Management compensation
Year ended December 31, 2018	Board of Directors	Executive Management	Fiscal Council

Number of members	5,5	5,0	2,8
Annual fixed compensation (in R$)
Salary/Fees	1,264	3,576	183
Direct and indirect benefits	-	151	-
Other (INSS)	253	715	37
Average monthly compensation (in R$)	126	370	18
Total compensation	1,517	4,442	220
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	1,517	4,442	220

There is no amount related to expenses with option grant to current management members of the Company for the years ended December 31, 2020, 2019 and 2018.

The maximum aggregate compensation of the Company’s management members for the year 2020 was established at R$16,527 (R$7,782 in 2019), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2020.

(ii)	Sales transactions

In the years ended December 31, 2020, December 31, 2019 and 2018 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

In the year ended December 31, 2019, the Company recorded a reserve for profit sharing expenses amounting to R$20,735 in the consolidated statement (R$5,000 in 2019) in the account “General and Administrative Expenses " (Note 23).

	2020	2019	2018

Executive officers (Note 25.i)	9,845	-	-
Other employees	10,890	5,000	-
Reserve reversal	-	-	(14,750)
Total profit sharing	20,735	5,000	(14,750)

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the year.

As shown in the previous tables and paragraphs, the aggregate compensation of Management members of the Company is according to the limit approved at the Annual Shareholders’ Meeting held on April 30, 2020.

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

The liabilities covered by insurance and the respective amounts as of December 31, 2020 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	627,935
Civil liability (Directors and Officers – D&O)	205,600
833,535

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

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

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the years ended December 31, 2020, 2019 and 2018, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2020	2019	2018
Basic numerator
Undistributed loss from continued operations	(73,160)	(26,040)	(419,526)
Undistributed profit (loss), available for the holders of common shares	(73,160)	(26,040)	(419,526)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	179,882	68,584	41,147

Basic earnings (loss) per share in Reais	(0.407)	(0.380)	(10.196)
From continued operations	(0.407)	(0.380)	(10.196)

Diluted numerator
Undistributed loss from continued operations	(73,160)	(26,040)	(419,526)
Undistributed loss, available for the holders of common shares	(73,160)	(26,040)	(419,526)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	179,882	68,584	41,147
Stock options	6,613	836	572
Anti-dilution effect	(6,613)	(836)	(572)
Diluted weighted average number of shares	179,882	68,584	41,147

Diluted earnings (loss) per share in Reais	(0.407)	(0.380)	(10.196)
From continued operations	(0.407)	(0.380)	(10.196)

28.	Segment information

From the year ended December 31, 2020, the Company’s Management analyses segment information through the different segments in which it operates and the geographical location of its operations.

The segments in which the Company operates are the following: Gafisa, for luxury and medium-income ventures in Brazil, except Rio de Janeiro, Gafisa Rio, for luxury and medium-income ventures in the state of Rio de Janeiro, and Gafisa Propriedades, focused on management of own and third-party real estate aimed to generate income.

The Company’s Management, responsible for allocating funds to businesses and monitor their progresses, uses present value information, derived from a combination of historical and projected operational results.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

28.	Segment information--Continued

The Company shows below the main line items of the statement of profit or loss and statement of financial position related to each operating segment.

Segment information do not separate operating expenses. Revenues from individual customers do not represent more than 10% of net sales or service revenue.

				Consolidated
	Gafisa S.A.	Gafisa Rio	Gafisa Propriedades	2020
Net operating revenue	625,575	258,470	-	884,045
Operating costs	(519,014)	(196,250)	-	(715,264)

Gross profit	105,561	62,220	-	168,781

Selling expenses	(21,914)	(7,078)	-	(28,992)
General and administrative expenses	(96,415)	(2,353)	-	(98,768)
Other income/(expenses) and income from equity, net	(34,885)	829	-	(34,056)
Finance expenses	(97,153)	(4,379)	-	(101,532)
Finance income	27,310	1,227	-	28,537
Tax expenses	(7,431)	(177)	-	(7,608)

Net income (loss) for the year attributed to the owners of the parent	(123,448)	50,288	-	(73,160)

Customers (short and long terms)	648,495	55,757	-	704,252
Inventories (short and long terms)	1,403,078	146,223	-	1,549,301
Investment property	-	-	119,119	119,119
Other assets	1,350,481	26,846	-	1,377,327

Total assets	3,402,054	228,826	119,119	3,749,999

Total liabilities	1,940,671	140,758	119,119	2,200,548

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2020:

Consolidated
2020

Unrecognized sales revenue of units sold	449,530
Unrecognized estimated cost of units sold	(138,595)
Unrecognized estimated cost of units in inventory	(84,044)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,128,843
Recognized sales revenue:
Recognized revenue	692,443
Cancelled contracts – reversed revenue	(13,130)
(b) Net recognized sales revenue	679,313
Unrecognized sales revenue (a+b) (a)	449,530

(ii) Income from damages for cancelled contracts	667

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	48,889

(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenues	129,980
Adjustments in trade accounts receivable	87,912
Income from damages for cancelled contracts	(16,827)
Liabilities – return due to cancelled contracts	25,241

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(439,330)
Incurred cost of units:
Construction cost	(315,792)
Cancelled contracts – construction costs	15,057
(b) Net incurred cost	(300,735)
Cost to be incurred of units sold (a+b) (b)	(138,595)

(iii) Unrecognized estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(964,515)
Incurred cost of units (Note 6)	880,471
Unrecognized estimated cost	(84,044)

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2020, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 53.0% (29.0% in 2019).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	2020	2019	2018

Capital contribution (reduction)	3,246	19,846	(2,215)
Capitalized financial charges (Note 12)	(33,107)	(30,358)	(35,686)
Physical barter – Land (Note 17)	(43,917)	(29,871)	38,030
Divestment in Alphaville Urbanismo	-	78,008	-
	(73,778)	37,625	129

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities

	Transactions affecting cash				Transactions not affecting cash
Consolidated	Opening balance 2019	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2020

Loans, financing and debentures (Notes 12 and 13)	(730,678)	(549,746)	(42,159)	382,652	(993)		(940,924)
Loans (Note 21.1)	24,136			(4,945)	17,549		36,740
Paid-in capital (Note 18.1)	(2,926,280)	(519,899)	-	-	-	2,362,930	(1,083,249)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250,599)
	(3,883,421)	(1,069,645)	(42,159)	377,707	16,556	2,362,930	(2,238,032)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events

(i)     Coronavirus – COVID-19

As of the disclosure date of these consolidated financial statements, the Company, through its Crisis Management Committee, continues to perform periodic analysis and monitoring of the actions to be taken to anticipate any impact on business.

Until the disclosure date of these consolidated financial statements, the Company has not noted a significant increase in customer default or reduction in sales volume, having even recording a sales increase in the year. However, even though it has not noted a significant increase in default in the period, the Company recognized an increase in the allowance for cancelled contracts because of the revaluation of the contracts in effect in relation to the uncertainty over cash inflows during the pandemic. Moreover, the construction of ventures has been according to the original schedule.

However, due to the Covid-19 pandemic, the Company has postponed the launches planned for the second quarter to the second half of this year, and launched five ventures in the year, after two years without any launch.

Therefore, even considering the scenario of uncertainty over the end of the pandemic outbreak for resuming activities and its negative impact on the country’s economy, with possible pressure on construction input cost, the Company has evaluated the effects after the reporting period of the consolidated financial statements, including on its projections of profit or loss and cash generation, based on its best estimate, and has concluded that there is no need to recognize additional loss allowance, nor is any material adverse effect on its operations. The Company is going to keep monitoring the pandemic to continually update its projections and analysis on any effect on its financial information.

(ii)	Acquisitions of Gafisa Propriedades

(a)	On January 13, 2021, the Company disclosed a Material Fact whereby it informed that it exercised the purchase option regarding EVEN Construtora e Incorporadora S.A., thus completing the acquisition, through investment funds that it controls, of 32 studio apartments, and the venture Hotel Fasano Itaim, including restaurants and event centers. The transaction totaled R$ 310,000, with the share of Gafisa Propriedades reaching 80.37% in Hotel Fasano Itaim and 100% in 32 studio apartments.

(b)	On January 20, 2021, the Company disclosed a Material Fact whereby it informed that, in line with the strategy of investments in assets with potential turnaround, Gafisa Propriedades completed the acquisition of Jardim Guadalupe Shopping, and signed an agreement for the acquisition of São Conrado Fashion Mall, both located in Rio de Janeiro. In the case of Fashion Mall, the completion of the acquisition is subject to the approval of the current creditors of Fashion Mall. The transaction totals R$ 99,300 million, in two tranches, the first upon closing, and the other in January 2022. The acquisition is being made through Equity Fund.

(c)	On March 8, 2021, the Company disclosed a Material Fact whereby it informed that Gafisa Propriedades entered into a contract for entering in Cidade Matarazzo, related to the acquisition of private suites with hotel services.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018

(a)       Description of the GAAP differences

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

Under US GAAP, the Company follows the guidance of ASC 606-10-25-30 (ASU 2014-09 – Revenue from contracts with customers (Topic 606)) to recognize the sale of individual units upon delivery of keys for each real estate unit, as an indicator of the transfer of the control, to depict the transfer of promised real estate units to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those real estate units. Revenues start to be recognized when the Company satisfies a performance obligation at a point in time by transferring the real estate units to customers, which occurs when the customer obtains control of it. The amount of recognized revenue is the transaction price that is allocated to that performance obligation.

ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017. As a transition method, the Company has recognized the cumulative effect of initially applying this guidance as an adjustment to the opening balance of retained earnings as of January 01, 2017 to all contracts at the date of initial adoption (Notes 3.1 and 32 (c)(i)).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018--Continued

(a)  Description of the GAAP differences--Continued

(i)    Revenue recognition--Continued

(a)  Allowance for credit losses

Under Brazilian GAAP, expected losses are measured using one of the following bases: 12-month expected credit losses, and full lifetime expected credit losses, and the Company carries out the measurement of the allowance regarding the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

Under US GAAP, ASU 2016-13: Financial Instruments—Credit Losses (Topic 326) related to the allowance for credit losses is effective for fiscal years beginning after December 15, 2019. Therefore, for US GAAP purposes, the Company has derecognized its allowance for expected credit losses for the years ended December 31, 2019 and 2018.

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

Under US GAAP, ASC 330-10-35-14, a reversal of a write-down for an increase in market value is not permitted.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018--Continued

(a)  Description of the GAAP differences--Continued

(iii)   Classification of balance sheet line items

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

(iv)    Classification of statement of income (operations) line items

Under Brazilian GAAP, in addition to the issues noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of income (loss) prepared under the Brazilian GAAP to present a condensed consolidated statement of income (loss) in accordance with US GAAP (Note 32(d)(ii)). The reclassifications are summarized as follows:

•       Under Brazilian GAAP, accounts receivable present value adjustment and monetary variation are recorded in the operating revenue. For US GAAP purposes the realization of accounts receivable present value adjustment and monetary variation are classified in the financial income/expense.

•       The net income differences between Brazilian GAAP and US GAAP (Note 32(b)(i)) were incorporated in the consolidated statement of profit or loss in accordance with US GAAP.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018--Continued

(a)  Description of the GAAP differences--Continued

(v)   Deferred taxes

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

Deferred tax assets are recognized to the extent supported by reversing taxable temporary differences under both Brazilian GAAP and US GAAP for our most significant tax-paying components. Furthermore, for US GAAP purposes, deferred income tax results are allocated between the pretax loss from operations and the gain on discontinued operations. The differences in the amount of deferred tax asset considered realizable for the respective years are an income of R$11,380 in 2020, an expense of R$12,102 in 2019 and R$ 19,930 in 2018. Additionally, there is no tax benefit associated with share-based payments due to the valuation allowance position.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(b)  Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)   Net income (loss)

	Note	2020	2019	2018

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		(73,160)	(26,040)	(419,526)
Revenue recognition - net operating revenue	32(a)(i)	141,406	(13,536)	(166,968)
Revenue recognition - operating costs	32(a)(i)	(87,273)	7,551	135,937
Revenue recognition – allowance for expected credit losses	32(a)(i)	-	(719)	(2,243)
Equity pick-up	32(a)(i)	5,526	(3,134)	1,637
Present value adjustment on revenue recognition adjustments above and other		(1,844)	2,796	(48)
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	1,851	31	(1,407)
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(12,640)	(27,638)	-

Net income (loss) attributable to shareholders of Gafisa under US GAAP		(26,134)	(60,689)	(452,618)

Net income attributable to the non-controlling interests under US GAAP		(479)	(361)	(1,750)

Net income (loss) under US GAAP		(26,613)	(61,050)	(454,368)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		179,882	68,584	41,147
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	32(d)(iv)	(0.1479)	(0.8901)	(11.0426)
Diluted	32(d)(iv)	(0.1479)	(0.8901)	(11.0426)

(a)    Net income (loss) from continuing operations

	Note	2020	2019	2018

Net income (loss) under Brazilian GAAP from continuing operations.		(73,638)	(26,401)	(421,276)
Revenue recognition - net operating revenue	32(a)(i)	141,406	(13,536)	(166,968)
Revenue recognition - operating costs	32(a)(i)	(87,273)	7,551	135,937
Revenue recognition – allowance for expected credit losses	32(a)(i)	-	(719)	(2,243)
Equity pick-up	32(a)(i)	5,526	(3,134)	1,637
Present value adjustment on revenue recognition adjustments above and other		(1,845)	2,796	(48)
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	1,851	31	(1,407)
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(12,640)	(27,638)	-

Net income (loss) under US GAAP from continuing operations		(26,613)	(61,050)	(454,368)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		179,882	68,584	41,147
Earnings (loss) per share from continuing operations
Basic	32(d)(iv)	(0.1479)	(0.8901)	(11.0426)
Diluted	32(d)(iv)	(0.1479)	(0.8901)	(11.0426)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)       Equity

	Note	2020	2019	2018

Equity under Brazilian GAAP		1,553,440	881,410	491,317
Revenue recognition - net operating revenue	32(a)(i)	(1,282,587)	(1,144,341)	(1,097,861)
Revenue recognition - operating costs	32(a)(i)	1,026,904	890,934	847,643
Revenue recognition – allowance for expected credit losses	32(a)(i)	(1,101)	1,101	1,820
US GAAP adjustment equity accounted investees	32(a)(i)	(5,621)	(11,147)	(8,014)
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(40,278)	(27,638)	-
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	10,656	3,669	3,639
Business combination, due to revenue recognition		52,202	-	-

Equity attributable to shareholders of Gafisa under US GAAP		1,313,615	593,988	238,544

Equity attributable to non-controlling interests under US GAAP		(3,989)	1,435	1,874

Equity under US GAAP		1,309,626	595,423	240,418

Condensed changes in total equity under US GAAP	2020	2019	2018

At beginning of the year	595,423	240,418	495,385
Changes in equity, BRGAAP	2,944	10,755	(52,449)
Capital reduction (Tenda spin-off)		-	-
Stock options	245	417	1,304
Net profit (loss) attributable to Gafisa	(26,134)	(60,689)	(452,618)
Capital increase	742,001	404,961	250,766
Non-controlling interests	(5,424)	(439)	(1,973)
Other	571	-	3
At end of the year	1,309,626	595,423	240,418

Condensed equity under US GAAP	2020	2019	2018

Equity
Common shares, comprising 330,334,531 shares outstanding (2019 – 117,018,984; 2018 – 39,784,169)	1,083,249	2,926,280	2,521,319
Treasury shares	(2,632)	(43,517)	(58,950)
Accumulated reserve (losses)	232,998	(2,288,775)	(2,223,825)

Total equity attributable to shareholders of Gafisa	1,313,615	593,988	238,544

Equity attributable to non-controlling interests	(3,989)	1,435	1,874

Total equity	1,309,626	595,423	240,418

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018-- Continued

(c)	Recent US GAAP accounting pronouncements

(i)	Recently adopted US GAAP accounting standards

The adoption of the following Updates is neither applicable nor had a material impact on our consolidated financial statements, except for the Updates related to Topic 606.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

The following Updates related to Topic 606 were adopted, as it follows:

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

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In June 2016, the FASB issued ASU 2016-13: Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments in this Update require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. In addition, available-for-sale accounting recognizes that value may be realized either through collection of contractual cash flows or through sale of the security. Therefore, the amendments limit the amount of the allowance for credit losses to the amount by which fair value is below amortized cost because the classification as available for sale is premised on an investment strategy that recognizes that the investment could be sold at fair value, if cash collection would result in the realization of an amount less than fair value. The amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted as of the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

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

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

In March 2017, the FASB issued ASU 2017-08: Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities. The amendments in this Update shorten the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted.

In May 2017, the FASB issued ASU 2017-11: Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. The amendments in this Update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share in accordance with FASB ASC 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic earnings per share. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in FASB ASC 470), including related earnings per share guidance (in FASB ASC 260). The amendments in Part II of this Update recharacterize the indefinite deferral of certain provisions of FASB ASC 480, Distinguishing Liabilities from Equity, that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32. Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(i)	Recently adopted US GAAP accounting standards--Continued

effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect.

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

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

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

(ii)	Recently issued US GAAP accounting standards

In March 2020, the FASB issued ASU 2020-03: Codification improvements to financial instruments. The amendments related to Issue 1, Issue 2, Issue 4, and Issue 5 are conforming amendments. For public business entities, the amendments are effective upon issuance of this final Update. The amendment related to Issue 3 is a conforming amendment that affects the guidance in the amendments in Accounting Standards Update No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. That guidance relates to the amendments in Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The effective date of Update 2019-04 for the amendments to Update 2016-01 is for fiscal years beginning after December 15, 2019. The amendments related to Issue 6 and Issue 7 affect the guidance in the amendments in Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The effective date of Update 2016-13 varies depending on the type of entity. Public business entities that meet the definition of a Securities and Exchange Commission (SEC) filer, excluding eligible smaller reporting companies (SRCs) as defined by the SEC, should adopt the amendments in Update 2016-13 during 2020.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

All other entities should adopt the amendments in Update 2016-13 during 2023. Early adoption will continue to be permitted.

For entities that have not yet adopted the guidance in Update 2016-13, the effective dates and the transition requirements for these amendments are the same as the effective date and transition requirements in Update 2016-13.

For entities that have adopted the guidance in Update 2016-13, the amendments are effective for fiscal years beginning after December 15, 2019,. For those entities, the amendments should be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to opening retained earnings in the statement of financial position as of the date that an entity adopted the amendments in Update 2016-13.

The basis for conclusions (paragraphs BC63 and BC75) of Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities, explains the Board’s intent to provide entities other than public business entities with relief from the requirement to disclose the fair values of financial instruments measured at amortized cost basis. Because financial assets and financial liabilities on which the fair value option has been elected are measured at fair value and not at amortized cost basis, the Board concluded that all entities are subject to the fair value option disclosures in paragraphs 825-10-50-24 through 50-32.

In August 2020, the FASB issued ASU 2020-06: Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging— Contracts in Entity’s Own Equity (Subtopic 815-40). The amendments in this Update reduce the number of accounting models for convertible debt instruments and convertible preferred stock resulting in the simplification of the convertible debt accounting framework. Additionally, the amendments in this Update affect the diluted EPS calculation for instruments that may be settled in cash or shares and for convertible instruments. The amendments in this Update are effective for fiscal years beginning after December 15, 2021. Early adoption is permitted.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(c)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2020	2019	2018
Assets
Current assets
Cash and cash equivalents	29,038	12,435	32,304
Short-term investments	567,821	368,335	97,895
Restricted short-term investments	25,261	33,560	6,961
Trade accounts receivable, net	45,478	53,558	83,433
Properties for sale	2,219,188	1,658,394	1,790,103
Prepaid expenses	890	1,860	2,668
Other	197,239	165,116	198,284
	3,084,915	2,293,258	2,211,648
Non-current assets
Investments in associates	353,993	115,216	308,833
Investment property	119,119	-	-
Property and equipment, net	25,181	14,159	20,073
Intangibles assets	4,530	7,084	11,770
Trade accounts receivable, net	20,276	12,472	32,301
Properties for sale	305,460	279,207	198,941
Other	228,240	200,331	123,602
	1,056,799	628,469	695,520

Total assets	4,141,714	2,921,727	2,907,168

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i)	Condensed consolidated balance sheets under US GAAP--Continued

	2020	2019	2018
Liabilities
Current liabilities
Loans and financing	332,447	426,124	285,612
Debentures	126,862	158,179	62,783
Payables for purchase of properties	184,857	115,156	101,285
Payables for goods and services suppliers	122,576	95,450	119,847
Taxes and labor contributions	77,845	48,385	31,566
Advances from customers	815,957	696,944	680,398
Obligations assumed on the assignment of receivables	13,296	20,526	25,046
Other	433,626	361,197	366,140
	2,107,466	1,921,961	1,672,677
Non-current liabilities
Loans and financing	338,027	107,029	338,135
Debentures	143,588	39,346	202,883
Deferred tax liabilities and social contribution	14,649	12,115	49,372
Payables for purchase of properties	79,400	93,075	196,076
Obligations assumed on the assignment of receivables	10,896	19,835	32,140
Provisions for legal claims	103,417	123,878	155,608
Other	34,645	9,065	19,859
	724,622	404,343	994,073

Equity attributable to shareholders of Gafisa	1,313,615	593,988	238,544
Equity attributable to non-controlling interest	(3,989)	1,435	1,874

Total equity	1,309,626	595,423	240,418

Total liabilities and equity	4,141,714	2,921,727	2,907,168

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2020	2019	2018
Gross operating revenue
Real estate development and sales of properties	1,093,302	427,383	897,846
Taxes on services and revenues	(67,852)	(41,174)	(79,782)

Net operating revenue	1,025,450	386,209	818,064
Operating costs	(815,177)	(302,772)	(736,614)

Gross (loss) profit	210,273	83,437	81,450

Operating income (expenses)
Selling general and administrative expenses	(119,482)	(69,022)	(141,520)
Other	(52,434)	(45,805)	(320,226)
Income (loss) before financial income and expenses and income tax and social contribution	38,357	(31,390)	(380,296)

Financial income	28,537	16,682	19,553
Financial expenses	(103,376)	(73,510)	(100,121)
Income (loss) before income tax and social contribution	(36,482)	(88,218)	(460,864)

Current tax, including social contribution	(7,608)	37,259	(3,349)
Deferred tax, including social contribution	1,851	(1,954)	23,692
Total income tax and social contribution	(5,757)	35,305	20,343

Income (loss) before equity in results and
non-controlling interests	(42,239)	(52,913)	(440,521)
Income from equity method investments	15,626	(8,137)	(13,847)

Net loss for the year for continuing operations	(26,613)	(61,050)	(454,368)

Net income (loss) for the year for discontinued operations	-	-	-

Net loss for the year	(26,613)	(61,050)	(454,368)

Net income (loss) attributable to the non-controlling interests	(479)	(361)	(1,750)
Net loss attributable to shareholders of Gafisa	(26,134)	(60,689)	(452,618)

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2020	2019	2018

Net loss for the year	(26,613)	(61,050)	(454,368)

Total comprehensive loss, net of taxes	(26,613)	(61,050)	(454,368)

Attributable to:
Non-controlling interests	(479)	(361)	(1,750)
Shareholders of Gafisa	(26,134)	(60,689)	(452,618)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2020	2019	2018

Basic numerator
Declared dividends	-	-	-
U.S. GAAP undistributed profit (loss)	(26,134)	(60,689)	(452,618)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(26,134)	(60,689)	(452,618)

Basic denominator (in thousands of shares)
Weighted-average number of shares	179,882	68,584	41,147
Basic earnings (loss) per share – U.S. GAAP - R$	(0.1453)	(0.8849)	(11.0000)

	2020	2019	2018

Diluted numerator
Dividends proposed	-	-	-
U.S. GAAP undistributed profit (loss)	(26,134)	(60,689)	(452,618)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	(26,134)	(60,689)	(452,618)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	179,882	68,584	41,147
Stock options	6,613	836	572
Antidilutive effect	(6,613)	(836)	(572)

Diluted weighted-average number of shares	179,882	68,584	41,147

Diluted earnings (loss) per share – U.S. GAAP - R$	(0.1453)	(0.8849)	(11.0000)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2020	2019	2018

Opening balance at January 1	(810,140)	(758,723)	(660,645)
Change in valuation allowance	(65,337)	(51,417)	(98,078)
Closing balance at December 31	(875,477)	(810,140)	(758,723)

The Company reduces its deferred tax asset with a valuation allowance such that the amount of the net deferred tax asset is the amount that is more likely than not to be realized. During the year 2020, movements in the valuation allowance amounted to a net increase of R$65,337 and there was no utilization of operating loss carryforwards.

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

As of December 31, 2020, 2019 and 2018, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2020

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2020, 2019 and 2018- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Additional information – income taxes--Continued

Gafisa S.A. and its subsidiaries file income tax returns in Brazil. Brazilian income tax returns are subject to inspections by tax authorities for the period beginning in 2016 and forward, i.e., within 5 years after the filing.

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

Statement of Cash flow	2020	2019	2018

Operating activities	(452,895)	44,019	31,450
Investing activities	(237,933)	(300,620)	(3,061)
Financing activities	693,784	236,732	(24,612)

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