Form 20-F
period 2021-12-31
Gafisa S.A.
filed 2022-08-01
CIK 1389207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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
04543-900 – São Paulo, SP – Brazil
phone: + 55 (11) 3025-9000
fax: + 55 (11) 3025-9348
e mail: ri@gafisa.com
Attn: Guilherme Benevides – Principal Executive Officer and Investor Relations Officer
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

The number of outstanding shares as of December 31, 2021 was:

Title of Class	Number of Shares Outstanding
Common Stock	337,445,727

*Includes 296,211 common shares that are held in treasury.

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

We maintain our books and records in reais. Our audited financial statements were prepared in accordance with Brazilian GAAP and are presented in thousands of reais, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, Brazilian Law No. 11,638/07, Brazilian Law No. 12,431/11 and Brazilian Law No. 12,973/14, which we refer to hereinafter as “Brazilian corporate law;”

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the “CVM;” and

•	the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or the “CFC,” and the Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the “CPC.”

Brazilian corporate law was amended by Law No. 11,638, dated December 28, 2007, in order to facilitate the convergence of Brazilian GAAP with International Financial Reporting Standards, or “IFRS,” and thereafter, the CPC issued new accounting standards that generally converged Brazilian GAAP with IFRS, except for revenue recognition related to real estate transactions.

In preparing our financial statements, we have applied: (1) Circular Letter/CVM/SNC/SEP 02/2018 regarding the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), and (2) CPC 37 (R1), which requires that an entity develops accounting policies based on the standards and interpretations of the CPC. We have adopted all pronouncements, guidelines and interpretations of the CPC issued through December 31, 2021. As a result, our financial statements are prepared in accordance with Brazilian GAAP, which allows revenue recognition on a percentage of completion basis for construction companies (i.e., revenue is recorded in accordance with the percentage of financial evolution of the construction project), and are therefore not compliant with IFRS as issued by the International Accounting Standards Board (“IASB”), which require revenue recognition on transferring control.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Removed and Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Certain Risks Relating to Our Business and Industry

•	Our business, results of operations, financial condition and the market price of our common shares or the ADSs may be adversely affected by weaknesses in general economic, real estate and other conditions. The residential homebuilding and land development industry is cyclical and is significantly affected by changes in general and local economic conditions. Worldwide financial market volatility may also adversely impact government plans for the Brazilian real estate industry, which may have a material adverse effect on our business, our financial condition and results of operations.

•	Our business may be adversely affected by the COVID-19 pandemic. The outbreak and the preventative and protective actions that governments took in respect of COVID-19 during 2020 and 2021, has resulted in a period of business disruption and reduced operations, including in the real estate sector. In addition, the pandemic has caused levels of equity and other financial markets to decline sharply and to become volatile, including the price of our common shares. The COVID-19 pandemic may continue to affect our industry and cause temporary suspension of projects and shortage of labor and raw materials, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

•	We operate in a highly competitive industry and our failure to compete effectively could adversely affect our business. The Brazilian real estate industry is highly competitive and fragmented. We compete with several developers on the basis of land availability and location, price, funding, design, quality, and reputation as well as for partnerships with other developers. Furthermore, a significant portion of our real estate development and construction activity is conducted in the state of São Paulo, an area where the real estate market is highly competitive due to a scarcity of properties in desirable locations and the relatively large number of local competitors.

•	Problems with the construction and timely completion of our real estate projects, as well as third party projects for which we have been hired as a contractor, may damage our reputation, expose us to civil

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

Certain Risks Relating to Our Common Shares and the ADSs

•	International economic and market conditions, especially in the United States, may adversely affect the market price of the ADSs. The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. The uncertainties generated by crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

•	Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market prices of our common shares and the ADSs. The market for securities issued by Brazilian companies is influenced, to varying degrees, by economic and market conditions in other emerging market countries, especially other Latin American countries. Developments in other countries and securities markets could adversely affect the market prices of our common shares and the ADSs and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

•	The relative volatility and the lack of liquidity of the Brazilian securities market may adversely affect you. The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so.

•	Shares eligible for future sale may adversely affect the market value of our common shares and the ADSs. Certain of our shareholders have the ability, subject to applicable Brazilian laws and regulations and applicable securities laws in the relevant jurisdictions, to sell our shares and the ADSs. We cannot predict what effect future sales of our shares or ADSs may have on the market price of our shares or the ADSs.

•	The economic value of your investment in our company may be diluted. We may need additional funds in the future, in order to expand more rapidly, develop new markets, respond to competitive pressures or make acquisitions. Any necessary additional financing may not be available on terms favorable to us. If adequate funds are not available on acceptable terms, we may be unable to meet our business or strategic objectives or compete effectively.If additional funds are raised by our issuing new equity securities existing shareholders may be diluted.

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

Our business may be adversely affected by the COVID-19 pandemic

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. In January 2020, COVID-19 spread to other countries, including Brazil, and on March 11, 2020, the World Health Organization declared that the spread of COVID-19 had become a global pandemic. The spread of COVID-19 has resulted in a global and regional economic slowdown, and efforts to contain the spread of COVID-19 have intensified, including shutdowns mandated by governmental authorities. The outbreak and the preventative and protective actions that governments took in respect of COVID-19 during 2020 and 2021 has resulted in a period of business disruption and reduced operations, including in the real estate sector. In addition, the pandemic has caused levels of equity and other financial markets to decline sharply and to become volatile, including the price of our common shares.

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

During 2021, we were better equipped to manage the challenges of COVID-19 compared to 2020. A combination of our strategy and the relaxation of restrictions in some regions of Brazil resulted in a gradual increase in lauches and sales volumes. However, there is some uncertainty regarding the duration and likelihood of further government interventions or increases in restrictions, as well as the economic effects on financial markets, which may materially adversely affect our business, liquidity, financial condition, and the outcome of operations.

Our management has evaluated the impacts of the COVID-19 pandemic on our financial statements, including projections of profit or loss and cash generation, based on its best estimates, and management has concluded that there is no need to recognize any additional loss allowances. We will continue to monitor and analyze the impacts of the COVID-19 pandemic on our results of operations and financial condition.

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

We expect that the continued expansion and development of our business will require significant capital, including working capital, which we may be unable to obtain on acceptable terms, or at all, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from our operations to meet our cash requirements. Furthermore, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach expected levels or we have to incur unforeseen capital expenditures and make investments to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated, or we may have to delay some of our new development and expansion plans or otherwise forgo market opportunities. Future borrowing instruments such as credit facilities are likely to contain restrictive covenants, particularly in light of the recent economic downturn and unavailability of credit, and/or may require us to pledge assets as security for borrowings under those facilities. Our inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of our business, which would have an adverse effect on our business. As of December 31, 2021, our net debt (indebtedness from debentures, loans and financing, and project financing balance, net of our cash and short term investments position) was R$709.3 million, our cash and cash equivalents and short-term investments were R$612.8 million and our total debt was R$1,322.1 million.

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

As part of our strategy to focus our future operations on regions where our developments have historically been successful, and where we believe there is homebuilding potential based on market opportunities, we may sell portions of our landbank located outside of these regions. As a result, we prepare an annual impairment analysis of our landbank based on the acquisition cost of the land in our portfolio. In 2011, we made a decision to sell a portion of our landbank given our narrowed geographic focus and, since then, we have been recording provisions for impairment on landbank and properties for sale. As of December 31, 2015, we had R$50.3 million recorded as a provision for impairment on landbank and properties for sale. Since 2016, our impairment analysis has been negatively impacted by the challenging macroeconomics conditions in the real estate sector and in Brazil as a whole, which has led to a decrease in sales prices for our commercial and residential units. As of December 31, 2018, 2019 and 2020, we had R$235.9 million, R$198.5 million and R$129.2 million recorded as a provision for impairment on landbank and properties for sale, respectively. As of December 31, 2021, we had R$78.9 million recorded as a provision for impairment on landbank and properties for sale.

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

As of December 31, 2021, our total debt (loans, financing and debentures) was approximately R$1,322.1 million and our short-term debt was R$404.7 million. In addition, as of December 31, 2021 our cash and cash equivalents and short-term investments available was R$612.8 million and our net debt represented 39.1% of our shareholders’ equity including the non-controlling interest. Our indebtedness has variable interest rates. Our level of indebtedness could have important negative consequences for us. For example, it could:

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

We cannot guarantee that we will be successful in obtaining any waivers. As of December 31, 2021, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments

Failures or delays by our third party contractors may adversely affect our reputation and business and exposes us to civil liability.

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

We may be held responsible for the labor liabilities of our third party contractors and obligated to pay for fines imposed by the relevant authorities in the event that our third party contractors do not comply with applicable legislation. As of December 31, 2021, R$5.6 million of our R$6.9 million of total labor liabilities and provisions were for such liabilities. Approximately 80% of the labor claims were commenced by employees of our third party contractors. An adverse result in such claims would cause an adverse effect on our business.

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

We are subject to risks associated with noncompliance with any data protection laws and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, Law No. 13.709/2018, the Lei Geral de Proteção de Dados Pessoais (Brazilian General Data Protection Law) or LGPD, was enacted and came into effect as of September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize processing operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also created the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law. Most provisions of the LGPD entered into effect on September 18, 2020, while the provisions relating to administrative sanctions came into effect on August 1, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD was published, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied.

In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD regarding the personal data collected by us has the following risks: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as Marco Civil da Internet (Brazilian Internet Act), in case of violation of its provisions, by some consumer protection bodies and public prosecution offices.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices.

In relation to the LGPD’s administrative sanctions, if we are not in compliance with the LGPD, we may be subject to the sanctions, individually or cumulatively, of: (a) a warning; (b) a one-time fine of up to two percent of the private legal entity or group’s pre-tax revenue in its preceding fiscal year in Brazil, limited to a total of R$50 million per infraction; (c) a daily fine, which is also subject to the abovementioned limit; (d) mandatory public disclosure of the infraction after its occurrence is confirmed; (e) the suspension of the processing of the corresponding personal data until the infraction is remedied and the obligation to delete personal data corresponding to the infraction; (f) partial suspension of the database to which the infraction relates for six months, extendable by an additional six months; (g) suspension of the data processing activity to which the infraction relates for six months, extendable by an additional six months; and (h) partial or complete prohibition of any data processing activities, each of which could harm our reputation and negatively affect our business and operating results. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD.

As a result of our business activities, we hold large volumes of personal data, including that of employees, suppliers and customers. Therefore, we have designed and implemented a privacy governance framework in order to comply with the LGPD and improve some of the existing guidelines. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Additionally, as a result of the remote work measures adopted in response to the COVID-19 pandemic, there is a risk of an increase in cyberattacks through our employees’ personal computers, since the cyber security of the networks used by them in their homes may not maintain the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties, aside from damages awarded to our customers, suppliers and employees whose personal data might have been mishandled or breached. Finally, if we fail to ensure the security of personal data, we may be subject to the obligation to notify the ANPD and the data subjects involved in the security incident or data breach.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers’ attacks or other security issues.

We take various actions with the aim of minimizing potential technology disruptions – such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

We, as with all business organizations, are routinely subject to cyber-threats, however, while we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

On February 16, 2022, we informed the market that we had identified a criminal ransomware attack in our information technology environment, and immediately activated our internal information security protocols in order to identify the causes of the incident and mitigate its impacts. Our operations were not interrupted, since we were able to rebuild a separate information technology environment and our IT team proceeded to investigate the nature of the cyberattack and its effects and we did not identify any unauthorized access to our ERP data server. Concurrently, a forensic investigation was conducted by an independent firm and no evidence of personal data breach which may cause a risk or relevant damage to its owners was identified, as per article 48 of Law 13,709/2018. Moreover, as ratified by the forensic report, despite the increase of data transfer volume in the related period, there is no evidence on which we can infer the types of eventual data breach.

As corroborated by the forensic investigation and our IT team analysis, there was no evidence of any damage and data breach in our ERP software, therefore there was no effect on the results of operations and financial statements. Furthermore, as a result of the investigation, we identified that this ransomware attack was aimed to a specific subsystem with no direct relation to our ERP server, diminishing its impacts to our operations. However, additional security measures were suggested, which will be remediated by implementing a Security Operation Center (SOC) with a Security Information and Event Management (SIEM) monitoring. This forensic investigation was concluded in May 2022. Additionally, we maintain frequent updates of our network, and continually invests in our technology processes to preserve the security of our systems and prevent any attempts of intrusion, and make use of technologies with strict security standards, compatible with our activities.

Risks Relating to Brazil

Brazilian economic, political and other conditions, and Brazilian government policies or actions in response to these conditions, may negatively affect our business and results of operations and the market price of our common shares or the ADSs.

The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies the Brazilian government may take in the future, and how these can impact us and our business. We and the market price of our common shares or the ADSs may be harmed by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the Brazilian economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing the educational industry;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	commodity prices, including prices of paper and ink;

•	public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;

•	changes in demographics, in particular declining birth rates, which will result in a decrease in the number of enrolled students in primary and secondary education in the future; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

Further, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. See “—The ongoing economic uncertainty and political instability in Brazil may adversely affect the price of our ADSs and our business, operations and financial condition.”

As has been true in the past, the current political and economic environment in Brazil has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil, which may adversely affect us and the price of our common shares and the ADSs.

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Brazilian Economic Environment” for further information.

Inflation, and government measures to curb inflation, may adversely affect the Brazilian economy, the Brazilian securities market, our business and operations and the market prices of our common shares or the ADSs.

At times in the past, Brazil has experienced high rates of inflation. According to the General Market Price Index (Índice Geral de Preços—Mercado), or “IGP-M,” inflation rates in Brazil were 7.5% in 2018, 7.3% in 2019, 23.1% in 2020 and 17,7% in 2021. In addition, according to the Expanded Consumer Price Index (Índice de Preços ao Consumidor Ampliado), or “IPCA,” Brazilian consumer price inflation rates were 3.7% in 2018, 4.3% in 2019, 4.5% in 2020 and 10,0% in 2021. Our term sales agreements usually provide for an inflation adjustment linked to the National Construction Cost Index (Índice Nacional de Custo de Construção), or “INCC.” The INCC rates were 3.8% in 2018, 4.1% in 2019, 8.8% in 2020 and 13,8% in 2021. The Brazilian government’s measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting availability of credit and reducing economic growth. Inflation, actions to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets.

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

The United Kingdom withdrew from the European Union on January 31, 2020, commonly referred to as Brexit. The United Kingdom and the European Union agreed a Trade and Cooperation Agreement on December 24, 2020, or the TCA. The TCA was ratified by the UK parliament on December 30, 2020 and came in force on May

2021. Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our common shares and ADSs.

In 2022, the military conflict between the Russian Federation and Ukraine is contributing to further increases in the prices of energy, oil and other commodities (including grains and fertilizers) and to volatility in financial markets globally, as well as a new landscape in relation to international sanctions. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. Growing economic uncertainty and new of a potentially recessive economy globally may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other yet unforeseen development, may adversely affect our business and the price of our common shares and ADSs.

The ongoing economic uncertainty and political instability in Brazil may adversely affect the price of our ADSs and our business, operations and financial condition.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. In March 2021, a Brazilian Federal Supreme Court ruling issued by Justice Edson Fachin annulled the decisions that had convicted former President Luiz Inacio Lula da Silva. As a result of this ruling, former President Luiz Inacio Lula da Silva recovered his political rights and is able to run for office in the upcoming 2022 presidential elections in Brazil, which may result in political instability and may have an adverse effect on Brazilian capital markets.

On April 14, 2021, a Parliamentary Committee of Inquiry (Comissão Parlamentar de Inquérito), or “CPI,” was established to investigate actions and omissions by the Brazilian federal government in facing the pandemic and collapse of health in the State of Amazonas at the beginning of the year and the misuse of funds to combat the effects of COVID-19 in Brazil. With the support and expedition of a precautionary measure by the Brazilian Supreme Court justice, Luís Roberto Barroso, the necessary measures were taken for the creation and installation of the CPI.

The potential outcome of these and other investigations is uncertain, but they have already had a negative impact on the general perception of the market on the Brazilian economy and have affected and may continue to adversely affect our business, our financial condition and our operating results, as well as the trading price of our shares. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future or will result in additional investigations.

A failure by the Brazilian government to implement necessary reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, and lead to further depreciation of the real and an increase in inflation and interest rates, which could adversely affect our business, financial condition and results of operations.

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

As of December 31, 2016, the SELIC rate was 13.75%. As of December 31, 2017, the Central Bank had significantly reduced the SELIC to 7.0% and, as of December 31, 2018, the SELIC rate was 6.5%. As of December 31, 2019, the Central Bank had further decreased the SELIC rate to 4.50% and as of December 31, 2020, the SELIC rate was 2.00%. As of December 31, 2021, the SELIC rate was 9.25%. As of the date of this annual report, the SELIC rate is 12.75%. Debts of companies in the real estate industry, including ours, are subject to the fluctuation of the SELIC rate. Should the SELIC rate increase, the costs relating to the service of our debt obligations may also increase.

As of December 31, 2021, our indebtedness was denominated in reais and subject to Brazilian floating interest rates, such as the Reference Interest Rate (Taxa Referencial), or “TR,” and the Interbank Deposit Certificate Rate (Certificado de Depósito Interbancário), or “CDI rate.” Any increase in the TR rate or the CDI rate may have an adverse impact on our financial expenses, our results of operations and on the market price of our common shares or the ADSs. We are not a party to any hedging instruments with respect to our indebtedness.

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

The market for securities issued by Brazilian companies is influenced, to a varying degree, by international economic and market conditions generally. As our ADSs are traded Over the Counter, or the “OTC,” adverse market conditions and economic and/or political crises, especially in the United States, such as the subprime mortgage lending crisis in 2007 and 2008 and the financial and credit crises in 2008, have at times resulted in significant negative impacts on the market price of our ADSs. Despite the fact that our clients, whether financed by us or by Brazilian banks through resources obtained in the local market, were not directly exposed to the mortgage lending crisis in the United States, there were still uncertainties as to whether such crisis may indirectly affect homebuilders worldwide. The uncertainties generated by such a crisis may affect the market prices of our ADSs in future and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

The Brazilian securities market is substantially smaller, less liquid, more concentrated and more volatile than major securities markets in the United States. This may limit your ability to sell our common shares and the common shares underlying your ADSs at the price and time at which you wish to do so. As of December 31, 2021, the average daily trading for all companies listed on the B3, the only Brazilian stock exchange, was approximately R$ 33.4 billion, according to B3 data.

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

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian corporate law method. This adjusted net profit may be used to absorb losses or for the payment of statutory participation on profits to debenture holders, employees or members of our management, which would ultimately reduce the amount available to be paid as dividends or interest on shareholders’ equity. Additionally, Brazilian corporate law allows a publicly traded company like us to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Despite our positive results in 2021, and based on our financial condition and cash availability, we allocated amounts related to the distribution of dividends to an unrealizable profit reserve.

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

Any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) would generally be treated as U.S. source gain or loss for all foreign tax credit purposes. Consequently, U.S. Holders will not be able to credit any Brazilian income tax imposed on such gains against their U.S. federal income tax liability unless they have other creditable taxable income from foreign sources in the appropriate foreign tax credit basket. In addition, recently issued Treasury regulations impose additional requirements for foreign taxes to be eligible for credit. For further information, see "Item 10. Additional

Information—E. Taxation—U.S. Federal Income Tax Considerations—Foreign Tax Credits." U.S. Holders should consult their tax advisers as to whether the Brazilian tax on gain would be creditable or deductible against such holder’s U.S. federal income tax on foreign-source income from other sources.

There can be no assurance that we will not be a passive foreign investment company, or “PFIC,” for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common shares or ADSs.

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for its 2021 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

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

Our core business is the development of high-quality residential units in attractive locations. The year ended December 31, 2019 was a milestone year for Gafisa, as we underwent a comprehensive restructuring process. As a result and to focus on our restructuring, we decided not to launch new projects. We resumed launches in 2020, totaling a PSV of R$898.3 million. In 2021 we had a PSV of R$1,684.6 million. We currently operate mainly in São Paulo and Rio de Janeiro, but we still have a small portion of our inventory in other cities.

In 2006, Gafisa acquired Alphaville Urbanismo S.A., or “Alphaville,” a leading residential community development company in Brazil. In 2008, Gafisa acquired Tenda, focusing on the low income segment. In 2013, Gafisa sold a 70% interest in Alphaville, and sold our remaining stake in 2019.

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

In 2019 and 2020, we did not issue a launch guidance for Gafisa as a result of the economic conditions and political instability in Brazil. In 2021, with the aim of increasing visibility and providing further information in connection with our business strategy, we resumed the issuance of launch guidances, with launch projections for 2021 ranging from R$1.5 billion to R$1.7 billion.

Our common shares are listed on the B3 under the symbol “GFSA3” and the ADSs are traded OTC in the United States under the symbol “GFASY.”

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

On September 21, 2018, GWI Group acquired an additional number of shares, increasing its interest to 37.32% in the Company’s share capital. GWI informed us that this share acquisition was made for investment purposes and in order to restructure part of the Company’s Board. On September 25, 2018, GWI convened an Extraordinary Shareholders’ Meeting for the purpose of dismissing members of the Board of Directors and electing new members through a multiple-vote process. GWI approved the dismissal of the entire Board of Directors and elected directors for five of the seven vacant seats. See “Item 6. Directors, Senior Management and Employees—C. Board Practices,” for further information about our Board of Directors. Within three days of the dismissal and election of the new Board of Directors, the Company’s executive board was removed from office.

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

On August 29, 2019 the Board of Directors appointed André Luis Ackermann as Chief Financial Officer, and Eduardo Larangeira Jácome tendered his resignation as Management Officer, effective as of September 30, 2019. Eduardo Larangeira Jácome remained as a member of the Restructuring Committee until December 31, 2019 and a member of the Company’s Board of Directors.

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

On May 24, 2021, the Board of Directors approved (1) the issuance of 8,876,083 common shares, and (2) an increase in our share capital from 300,676,101 common shares to 309,552,184 common shares and R$1,083,249 thousand to R$1,120,547 thousand.

On August 3, 2021, we approved the sale of certain real estate assets in the aggregate amount of R$200 million to a real estate investment fund.

On September 28, 2021, the Board of Directors (i) ratified the issue of 27,892,638 shares, (ii) approved the ratification of the Company’s Capital Stock increase, within the limit of authorized capital to R$1,248,574,113.49, divided into 337,445,727 common shares issued by the Company, pursuant to Article 6 of the Company’s Bylaws and (iii) announced a refund of the amounts subscribed by referred shareholders, in the amount of R$51,320.79, corresponding to 11,181 shares to be transferred on September 29, 2021.

During 2021 and looking towards the future, we started integrating environmental, social and governance (ESG) principles into our business model. Accordingly, we established an ESG policy to develop good practices and report on progress related to corporate governance, and to prioritize investments in people, innovation, technology and sustainability. We believe that implementing the best practices recommended by the Brazilian Institute of Corporate Governance (IBGC) will ensure transparency and the fair and equitable disclosure of our corporate governance practices, and support the sustainable development of the business for our investors and customers. On April 26, 2022, we published our first sustainability report on our investor relations website, which was prepared in accordance with the core option of the Global Reporting Initiative (GRI) Standards – the global sustainability reporting framework. The contents of our website, and the contents of any other website referred to herein, are not incorporated into, and do not form part of, this annual report.

In addition, in March 2022, André Luis Ackermann resigned from his position as statutory officer and, in May 2022, Ian Monteiro de Andrade resigned from his position as Chief Financial Officer and Investor Relations Officer.

Capital Expenditures

In 2021, under the Gafisa brand, we invested R$41.7 million in machinery and equipment, information technology equipment, software, project planning and information technology projects. Our main investments during the period were related to sales standsand software acquisitions, which amounted to R$32.7 million and R$4.6 million, respectively.

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

Our core business is the development of high-quality residential units in attractive locations. For the year ended December 31, 2021, we reaped the benefits of our restructuring process initiated in 2019 and resumed launches after a two year period. In addition, we also provide construction services to third parties on certain developments where we retain an equity interest. We are currently operating mainly in São Paulo and its metropolitan area. The city of São Paulo represented approximately 6% of the national population and over 10% of the gross domestic product as of December 31, 2017 (latest available information).

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

The table below sets forth our potential sales value, generated from new developments for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2021		2020		2019
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	1,441,741	100.0	634,522	100.0	—	—
Commercial	—	—	—	—	—	—
Potential sales	1,441,741	100.0	634,522	100.0	—	—

The table below sets forth our sales value from new developments generated for each of our real estate activities and as a percentage of total real estate amount generated during the periods presented:

	For the year ended December 31,
	2021		2020		2019
	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)	(in thousands of reais)	(% of total)

Residential buildings	266,319	100.0	172,800	100.0	—	—
Commercial	—	—	—	—	—	—
Sales	266,319	100.0	172,800	100.0	—	—

Developments for Sale

The table below provides information on our developments for sale activities during the periods presented:

	As of and for the year ended December 31,
	2021	2020	2019
	(in thousands of reais, unless otherwise stated)
São Paulo
Potential sales value of units launched(1)	1,062,649	262,547	—
Developments launched(2)	5	3	—
Usable area (m2)(3)	71,516	16,776	—
Units launched(4)	1,447	148	—
Average sales price (R$/m2)(3)(5)	14,859	15,650	—
Rio de Janeiro
Potential sales value of units launched(1)	379,092	326,251	—
Developments launched(2)	2	1	—
Usable area (m2)(3)	20,300	11,285	—
Units launched(4)	344	25	—
Average sales price (R$/m2)(3)(5)	18,674	28,910	—
Other Markets
Potential sales value of units launched(1)	—	45,724	—
Developments launched(2)	—	1	—
Usable area (m2)(3)	—	6,586	—
Units launched(4)	—	58	—
Average sales price (R$/m2)(3)(5)	—	6,943	—
Total Gafisa
Potential sales value of units launched(1)	1,441,741	634,522	—
Developments launched(2)	7	5	—
Usable area (m2)(3)	91,816	34,648	—
Units launched(4)	1,621	231	—
Average sales price (R$/m2)(3)(5)	15,702	18,313	—

(1)	Potential sales value is calculated by multiplying the number of units in a development by the expected sales price of the unit.

(2)	Does not consider acquisitions of additional ownership interests in projects or cancelled projects.

(3)	One square meter is equal to approximately 10.76 square feet. The unit’s usable area in exchange for land pursuant to barter transactions is not included.

(4)	The units delivered in exchange for land pursuant to barter transactions are not included.

(5)	Average sales price per square meter was R$9,184, R$7,605 and R$6,400 in 2021, 2020 and 2019, respectively, for Gafisa’s ventures only.

Our developments for sale are divided into two broad categories: (1) residential buildings and (2) commercial buildings.

Overview of Residential Buildings

In the residential buildings category, we develop two main types of products: (1) luxury buildings targeted at higher-income customers and buildings targeted at middle-income customers; and (2) entry level buildings targeted at middle-low income customers. Quality residential buildings for middle- and upper-income customers are our core products and we have developed them since our inception. A significant portion of our residential developments is located in São Paulo and Rio de Janeiro. In 2006, we began our national expansion to pursue opportunities in residential buildings outside these cities. However in 2012, as a result of the difficulties to manage these projects and to achieve reasonable profits, we shifted our focus back to São Paulo and Rio de Janeiro.

Luxury and Middle-Income Buildings

Luxury buildings are a high margin niche. Units usually have over 150 square meters of private area, at least four bedrooms and more than three parking spaces. Typically, this product is fitted with modern, top-quality materials designed by brand-name manufacturers. The development usually includes swimming pools, gyms, visitor parking, and other amenities. Average price per square meter generally is higher than approximately R$18,000. Luxury building developments are targeted to families with monthly household incomes in excess of approximately R$40,000.

Buildings targeted at middle-income customers have accounted for the majority of our sales since our inception. Units usually have between 60 and 150 square meters of private area, between one and three bedrooms and up to three parking spaces. Buildings are usually developed in large tracts of land as part of multi-building developments and, to a lesser extent, in smaller lots in attractive neighborhoods. Average price per square meter ranges from approximately R$10,000 to R$18,000. Middle-income building developments are tailored to customers with monthly household incomes between approximately R$15,000 and R$40,000.

The table below sets forth our luxury and middle-income building developments launched between January 1, 2019 and December 31, 2021:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2021)
Invert Campo Belo	2021	100%	22,488	2024	361	23.5%
Tom Delfim Moreira	2021	100%	1,953	2024	6	31.5%
Tonino Lamborghini San Paolo	2021	100%	6,882	2025	107	8.0%
Flow By Gafisa	2021	100%	11,691	2024	420	20.6%
Vinci Moema	2021	100%	9,701	2025	164	17.7%
Invert Barra	2021	100%	18,347	2024	168	25.7%
Cyano	2020	100%	11,285	2023	25	41.1%
Normandie Moema	2020	100%	8,895	2023	64	71.7%
High Line Jardins	2020	100%	4,624	2023	68	46.8%
Chez Perdizes	2020	100%	3,257	2023	16	17.7%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

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

The table below sets forth our entry level developments launched between January 1, 2019 and December 31, 2021:

Project Description	Year Launched	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Completion Year	Number of Units (2)	Units Sold (%) (As of December 31, 2021)
Marajoara Club House	2021	100%	20,754	2024	395	21.5%
Parque Ecoville F3 – Barigui	2020	100%	6,586	2023	58	27.1%

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Completed developments with percentage of units sold less than 90%

The table below sets forth our completed developments as of December 31, 2021, with percentage of units sold less than 90%:

As of December 31, 2021
Project Description	Units Sold (%)
Up Office Berrini (1)	13.7%
Alta Vistta – Fase 1 (2)	22.4%
Alta Vistta – Fases 3 E 4 (3)	37.6%
MN15 Ibirapuera (4)	41.6%
Gafisa Desenvolvimento Urbano (5)	55.1%
Moov Estacao Bras (6)	55.8%
Alphamall (7)	80.3%
Life 360 (8)	82.8%
Botanique (9)	84.1%
J330 Jardins (10)	85.4%
Smart Santa Cecilia (11)	88.4%
Target Offices e Mall (12)	63.9%

(1)	Up Office Berrini. This development was 100% completed at December 31, 2021 at which time 13.65% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(2)	Alta Vistta F1. This development was 100% completed at December 31, 2021 at which time 22.40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(3)	Alta Vistta F3 e F4. This development was 100% completed at December 31, 2021 at which time 37.62% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(4)	MN | 15. This development was 100% completed at December 31, 2021 at which time 41.60% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(5)	Gafisa Desenvolvimento Urbano. This development was 100% completed at December 31, 2021 at which time 55.07% of the units had been sold. These units are mostly related to land lots and were acquired in 2019 from

Alphaville’s operation. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(6)	Moov Estação Brás. This development was 100% completed at December 31, 2021 at which time 55.79% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(7)	Alphamall. This development was 100% completed at December 31, 2021 at which time 80.34% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(8)	Life 360. This development was 100% completed at December 31, 2021 at which time 82.82% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(9)	Botanique. This development was 100% completed at December 31, 2021 at which time 84.08% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12-24 months.

(10)	J330. This development was 100% completed at December 31, 2021 at which time 85.39% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(11)	Smart Santa Cecília. This development was 100% completed at December 31, 2021 at which time 88.40% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold within the next 12 months.

(12)	Target Offices e Mall. This development was 100% completed at December 31, 2021 at which time 63.87% of the units had been sold. According to the Company’s business plan, this development’s selling forecast indicates the remaining units will be sold over a long time period. The relatively low speed at which the units of this development have been sold is mainly due to the challenging macroeconomic conditions in the city of Rio de Janeiro and its negative impact on the real estate market.

We have evaluated all of our developments and we have recorded reduction to net realizable value and write-offs to net realizable value for the following projects: Alpha Green, Alpha Land, Alphamall, Americas Avenue, Espaço Alpha, Golden Office, Sao Gate, Sao – Way, Target Offices & Mall, Smart Vila Madalena, Smart Santa Cecília, Moov Parque Maia, Moov Belém, Upcon Cinquo,Icon Business e Mall, Gafisa Desenvolvimento Urbano, Parque Ecoville, single units of Olavo Bilac and single units of Reserva das Ruínas.

Some of these projects, such as Target Offices & Mall and Americas Avenue, were transferred to our properties management team at Gafisa Propriedades, for a more focused engagement of the issues related to them.

Land subdivisions

Land subdivisions consist of the land acquired from Alphaville Urbanismo S.A., in the divestment operation of our shares and is in line with our strategy of optimization and improvement of our portfolio. These lots are equipped with infrastructure for specific land parceling, such as electricity, water and sewage, paved streets and common leisure areas. Our subdivisions are usually located in wealthy suburban areas close to highways leading to major cities. A typical lot is between 250 and 5,000 square meters, most of it for residential use and a small part for commercial use. The average price per square meter ranges from approximately R$ 200 to R$ 800. We target clients with a monthly family income of more than approximately R$ 10,000 for these subdivisions.

We are structuring partnerships with the main real estate companies in the locations of the developments for the commercialization of the lots.

The table below sets forth our entry level developments acquired between January 1, 2019 and December 31, 2021:

Project Description	Year Acquired	Gafisa Participation (%)	Usable Area (m2) (1) (2)	Number of Units (2)
Alphaville Castello Itu	2019	100%	6,151	3
Terras Alphaville Dourados	2019	100%	26,189	69
Terras Alphaville Gravataí	2019	100%	969	3
Terras Alphaville Linhares	2019	100%	3,333	5
Alphaville Litoral Norte 3 Salvador	2019	100%	7,270	8
Alphaville Pernambuco	2019	100%	6,578	13
Terras Alphaville Ponta Grossa	2019	100%	2,842	6
Alphaville Aracaju Sergipe	2019	100%	22,694	35

(1)	One square meter is equal to approximately 10.76 square feet.

(2)	Values for 100% of the building development, except on projects with partial interest.

Commercial Buildings

In 2019, 2020 and 2021, we did not launch any commercial buildings, although some of our residencial buildings had a commercial element attached to them.

Construction Services

We provide construction services to third parties on certain developments where we retain an equity interest. This practice allows us to benchmark our construction costs, facilitates our access to new constructions materials, techniques and service providers such as architects and sub-contractors, and provides larger economies of scale.

As of December 31, 2021, there is no real estate developments for third parties currently under construction, in which we also have an equity interest.

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

Gafisa Propriedades

In 2020, we created a new business unit, Gafisa Propriedades (formerly Upcon S.A), which comprises real estate assets aimed to generate income, focused on management services for proprietary and third-party real estate. Gafisa Propriedades identifies and capitalizes on promising market opportunities, including real estate purchases, commercial property management (e.g. shopping centers), open-plan corporate offices (and accompanying infrastructure), and hotels. The business has more than 105,000 square meters of gross leasable area (GLA) and is focused on real estate assets aimed at generating income and opportunities for operational turnarounds.

Our Clients

Our clients mainly consist of development clients. Development clients are clients who purchase units in our developments. As of December 31, 2021, our development-client database was comprised of more than 87.000 individuals. We currently have approximately 12.000 active clients.

We also provide construction services to certain construction-services clients in connection with developments in which we retain an equity interest. As of December 31, 2021, there are no construction services clients currently under construction.

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

As of December 31, 2021, we had an inventory of 38 land parcels under Gafisa, in which we estimate we could develop a total of 12,434 units (residential and commercial) with a sales value of R$12.3 billion, of which 6% represents land acquired through barter transactions. The table below sets forth the breakdown of our land holdings by location and by segment:

	Gafisa
	Future Sales (% Gafisa) (1)	% Bartered
	(in millions of reais)
São Paulo	2,960	11%
Rio de Janeiro	8,152	5%
Other states	1,171	0%
Total	12,283	6%

(1)	Information reflects our interest.

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

Gafisa Vendas was created as our internal sales division and it currently consists of approximately 651 independent Gafisa Vendas brokers, 22 sales coordinators, 28 sales managers and 4 sales directors.

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

In 2021, 2020, 2019, 2018 and 2017, Gafisa Vendas was responsible for approximately (i) 83%, 77%, 74%, 73.7% and 68.0%, respectively, of our sales in the state of São Paulo, and (ii) 60%, 4%, 60%, 64.9% and 63%, respectively, of our sales in the state of Rio de Janeiro.

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

The reviews focus on identifying problems in order to take corrective and preventive actions in projects underway and thus avoid costly repetition. We have adopted a quality management system that was certified for ISO 9001 by Fundação Bureau Veritas, from Universidade de São Paulo. In 2007, we received a certification from Programa Brasileiro de Qualidade e Produtividade do Habitat (PBQP-H), which is part of the Ministry of Cities. In addition, the Eldorado Business Tower building was certified as a Green Building, category Platinum, by the U.S. Green Building Council, which attests that it is environmentally sustainable, through the rational use of energy, natural lighting and pollution control and recycling. Eldorado Business Tower was the first building in Latin America to achieve this category.

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

Customer Financing

The table below sets forth the percentage of each type of customer financing we typically provide for each type of development as of December 31, 2021:

Sales Term	Luxury and Middle Income (average)	Entry-Level (average)
Mortgage lending (delivery)	85%	100%
Gafisa 36 months	15%	0%
Gafisa 60 months	0%	0%
Gafisa 120 months	0%	0%

Mortgages. In 2021, approximately 70% of our sales value was financed by bank mortgages, where the customer paid us approximately 25% to 60% of the sales price of the property during the period of construction, and upon delivery of the property paid the balance of the sales price through a bank mortgage. We analyze the credit history of each customer at the time of sale to see if the customer would qualify for a bank mortgage based on banks’ standard credit rating policies. Although there is no assurance that the customer will qualify for a mortgage at the time of delivery, our analyses have been fairly successful in predicting whether the customer would qualify for a mortgage. The following table sets forth the credit limits established by mortgage sources available in Brazil in 2021:

Credit Lines	Typical Interest rate	Maximum Home Value	Maximum Loan Value
Mortgage portfolio (Carteira Hipotecária) or CH	up to 9.99% annually + TR(1)	No limit	No limit
Housing Finance System (Sistema Financeiro da Habitação) or SFH	up to 7.99% annually + TR	R$1,500,000.00	R$1,500,000.00
Government Severance Indemnity Fund for Employees (Fundo de Garantia do Tempo de Serviços) or FGTS for Programa Casa Verde e Amarela	up to 7.16% annually + TR	R$264,000.00	R$264,000.00

(1)	TR refers to the daily reference rate.

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

Sales contracts. Our sales contracts generally provide for adjustment of the sales price according to the INCC during construction and at an annual interest rate of 12% plus IGP-M over the receivables balance after a stated date in our sales contracts. We have historically experienced a low rate of customer default on our sales. On December 31, 2021, our clients’ default level, related to amounts overdue for over 30 days, was 14.2% of our accounts receivable for Gafisa.

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

The table below sets forth client default levels:

	As of and for the year ended December 31,
Customer default level	2021	2020	2019
Gafisa	14.2%	14.9%	15.1%

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

The table below provides the number and sales value of contracts canceled by customers for the periods presented:

	As of December 31, 2021		As of December 31, 2020		As of December 31, 2019
Year Segment	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)	Number of contracts	Sales value (in thousands of reais)
Gafisa
Contracted sales	1,320	754,771	905	516,903	832	292,087
Volume/Sales value of cancelations	(340)	(173,240)	(172)	(78,928)	(193)	(97,531)
Percentage	25.8%	23.0%	19.0%	15.3%	23.2%	33.0%
Volume/Sales value, net of cancelations	980	581,531	733	437,975	639	194,556
Total sales value net of cancelation	980	581,531	733	437,975	639	194,556

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

Main Raw Materials and Suppliers

We purchase a wide variety of raw materials for our operations. Even though these raw materials have represented on average, over the last three years, approximately 45% of our total costs of development, aside from land, the only raw material that represents more than approximately 5% of our total costs is steel. Prices of some raw materials have increased over the last three years at a rate higher than inflation. The index that measures the fluctuation of construction costs, the INCC, increased 29.1% during the three year period ended December 31, 2021, resulting in an increase in the construction costs of Gafisa over that period. During the three year period ended December 31, 2021 the IGP-M increased 55.7%. We have been working on the development of new construction techniques and the utilization of alternative materials in order to reduce costs and improve our construction process with advanced technology.

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

Our five largest suppliers in terms of volume are Gerdau Aços Longos S.A., Polimix Concretos Ltda., Pormade Portas de Madeiras Decor Ltda., Valebeton Concreto Eireli and Thyssenkrupp Elevadores S.A. In general terms, we purchase products for our construction based on the scheduled requirements, and we are given approximately 30 days to pay. The products we purchase generally come with a five-year warranty. We do not have any exclusive arrangements with our suppliers. We work closely with suppliers, enabling them to schedule their production in order to meet our demand or notify us in advance in the event they anticipate delays. We have good relationships with our suppliers and have experienced no significant construction delays due to shortages of materials in recent years. We do not maintain inventories of construction materials.

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

Customer Service

In our industry, customer satisfaction is based in large part on our ability to respond promptly and courteously to buyers before, during and after the sale of our properties, including providing an owner’s guide. These services are provided with the objective of educating customers on the progress of the construction and improving customers’ experience with the purchase of our units. Other customer service efforts include:

•	a dedicated outsourced call center with consultants and specialists trained to answer our customers’ inquiries; and

•	the development of the “Gafisa Viver Bem” web portal, through which our customers can, for example, follow the project’s progress, alter their registration information and check their outstanding balances.

Viver Bem has always been an inspiration for Gafisa, and this has led the company to develop better spaces, idealize concepts and innovative projects. With that in mind, we developed the Gafisa Viver Bem Program, a complete platform of products and services, which is present throughout the entire customer journey, from the acquisition of the property to the post-delivery stage of the transaction. Gafisa Viver Bem comprises the following stages: Unit Customization, Renovation and Decoration services, Purchasing Club, Rental Management and Condominium Administration.

In the Viver Bem Personalização stage, the client can personalize his/her unit plan and finishing services of his/her unit, even before picking up the keys. Modifications are carried out during construction and with Gafisa’s warranty. In the Viver Bem Reforma e Decoração Program, Gafisa develops personalized interior projects, executes, and manages the construction work in an integrated manner, with excellent finishing options, within the parameters of budgets, time and final result. Renovation and Decoration is offered to customers who are in the delivery stage of the project or in the post-keys stage. In the exclusive shopping club, customers have access to the products of the best home appliance and decoration manufacturers, direct from the factory and without intermediaries.

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

The table below sets forth the most recent data available on our market share in the São Paulo and Rio de Janeiro markets:

São Paulo (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2021	2020	2019
	(Launches in R$ million)
Local market	44,945	28,763	31,442
Gafisa(2)	1,063	262	—
Gafisa’s market share	2.4%	0.9%	—

Source: EMBRAESP and SECOVI.

(1)	Metropolitan region.

(2)	Gafisa interest.

Rio de Janeiro (1) — Gafisa’s Market Share

	Year ended December 31,
Year	2021	2020	2019
	(Launches in R$ million)
Local market	6,220	3,786	3,676
Gafisa(2)	379	326	—
Gafisa’s market share	6.1%	8.6%	—

Source: ADEMI.

(1)	Metropolitan region.

(2)	Gafisa interest.

In 2019, we did not launch any development in Rio de Janeiro.

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

As of December 31, 2021, Gafisa had 162 direct and indirect subsidiaries, 26 jointly-controlled entities under operations and 4 entities in which it had minority stakes. The majority of such subsidiaries, jointly-controlled entities and entities in which Gafisa has a minority stake are incorporated as special purpose entities, are headquartered in Brazil and operate exclusively in the real estate sector.

Of our 162 SPEs or invested companies, 132 are wholly-owned by us, and we hold an interest of 50% or less in30.

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

As of the date of this annual report, we had approximately 20 pending trademark applications and 130 trademarks registered in Brazil with the INPI.

Our most significant trademark is “Gafisa,” which is duly registered with the INPI in the relevant market segment.

Domain Name

As of the date of this annual report, we, together with our subsidiaries, were the owners of approximately 221 domain names including our and our subsidiaries’ principal websites. The term of each domain name registration is usually one year and is renewable for equal and successive periods. An annual fee payment is necessary for the maintenance of the domain name registrations. Other than non-payment of the annual fee, domain name registration may be cancelled by: (1) express waiver of the owner; (2) irregularities in the data form as requested by the respective agency; (3) non-compliance with applicable regulations; (4) judicial order; or (5) in the case of foreign companies, non-compliance with the obligation to initiate the company’s activities in Brazil. Our domain names will, unless renewed, expire between March 2022 and September 2023. We will seek to renew our domain names expiring in April 2022, after evaluating their continuing applicability.

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

Insurance

We maintain insurance policies with leading Brazilian insurance companies, such as Allianz Seguros S.A., Chubb do Brasil Companhia de Seguro, AXA Seguros S.A., Swiss RE, Ezze Seguros, Newe Seguros, Liberty Seguros, Fator Seguradora, Ace Seguradora, Berkley Seguros, Tokio Marine Seguradora S.A., J Malucelli Seguradora S.A., Zurich Brasil Seguros, FairFax Brasil Seguros Corporativos and Pottencial Seguradora with coverage for, among others, (1) potential risks arising from the commencement of construction, including property damages, business interruption, engineering risks, fire, falls, collapse, lightning, and gas explosion; (2) construction errors; (3) performance bonds; and (4) losses arising from damages or defense costs associated with litigation resulting from misconduct of directors and officer. Such insurance policies contain customary specifications, limits and deductibles. Additionally, we do not maintain any insurance policy for our properties after construction is completed.

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

In addition, any assets assigned to directly generate income in Real Estate Investment Funds are subject to regulation by the Brazilian Securities Comission (Comissão de Valores Mobiliários) “CVM,” specifically in the terms of Instruction No. 472 of October 31, 2008.

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

Urban land subdivisions

Urban land subdivisions consist of subdivisions of urban land parcels into building lots and the construction of new roads and other infrastructure, and are regulated by Law No. 6,766 of December 19, 1979 – the Brazilian Law of Urban Land Subdivision (Lei de Parcelamento do Solo), as amended, or Law No. 6,766. Law No. 6,766 governs urban land subdivisions and establishes, among other things, the planning and technical requirements for this form of land parceling and the obligations of the developers, and also provides for fines and sanctions in the event of violation of its provisions.

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

Real Estate Finance System, or “SFI”

The SFI was created by Law No. 9,514 to establish assignment, acquisition and securitization criteria for real estate credits. The system seeks to develop primary (loans) and secondary (trading of securities backed by receivables) markets for the financing of real estate properties by creating advantageous payment conditions and special protection of creditors’ rights. The SFI supervises real estate financing transactions carried out by savings banks, commercial banks, investment banks, real estate credit portfolio banks, housing loan associations, savings and loan associations, mortgage companies and other entities authorized by the CMN to provide such financing. The parties, under the following conditions, may freely negotiate SFI real estate credits: (1) the amount loaned and the related adjustments must be fully reimbursed; (2) interest must be paid at the rates established by the contract; (3) interest must be capitalized; and (4) borrowers must purchase life and permanent disability insurance.

Real estate sales, rental, or other real estate property financing in general, may be negotiated with non-financial institutions under the same conditions permitted by authorized entities under the SFI. In these cases, non-financial entities are authorized to charge capitalized interest rates greater than 12% per year.

The following types of guarantees are applicable to loans approved by the SFI: (1) mortgages; (2) fiduciary assignment of credit rights resulting from sales contracts; (3) guarantee of credit rights resulting from contracts of sale or promise of sale of property; and (4) conditional sale of real estate property.

Law No. 9,514 also reformed securitizations of real estate assets provisions, making them less expensive and more attractive. The securitization of credits in the context of the SFI is carried out through real estate securitization companies, non-financial institutions formed as joint stock companies whose objective is to acquire and securitize real estate credits. Funds by the securitizing companies may be raised through the issuance of debentures or notes, or the creation of a new type of CRI. According to applicable law, CRIs are nominative credit securities issued exclusively by securitizing companies, backed by real estate credits, freely negotiated, and payable in cash. CRIs tend to have, among others, the following characteristics: are issued in book-entry form, may have fixed or floating interest rates and can be paid in installments, may contain adjustment provisions, are registered and traded through centralized systems of custody and financial settlement of private securities and may be secured by the assets of the issuing company.

Casa Verde e Amarela program

On January 12, 2021, Federal Law No. 14,118 was published to create the “Casa Verde e Amarela” program, regulated by Decree No. 10,600 of January 14, 2021, as a result of the project to convert Provisional Measure 996, of August 25, 2020, with the purpose of promoting housing rights for families residing in urban areas with a monthly income of up to R$7,000 and for families living in rural areas with an annual income of up to R$84,000, in each case to increase economic development, jobs generation and income and quality of life for the urban and rural population.

Municipal Legislation

Municipal planning is regulated by articles 182 and 183 of the Federal Constitution and by Law 10,257 of July 10, 2001 (Estatuto da Cidade), as amended, or Law 10,257. Law 10,257 provides, among other things, for the establishment of (1) rules for the parceling, use and occupation of urban tracts of land in each municipality for the collective welfare and environmental balance of the community; and (2) a master plan, which shall be reviewed every 10 years. The master plan is the guiding tool used to plan developments in the urban areas of each municipality and is used as a reference by all public and private agents acting within the municipality. It establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their deployment.

We set out below certain details of the laws governing the municipal planning of the two major cities in which we operate, São Paulo and Rio de Janeiro:

São Paulo municipality

City laws govern the zoning, construction, parceling, use and occupation of land in the municipality of São Paulo. They set forth technical and urban planning requirements for parceling, and provide that the division, subdivision or segregation of urban tracts of land be subject to the prior approval of the São Paulo municipal government. Moreover, the zoning laws describe the types of permissible uses for the land and their respective characteristics, by dividing São Paulo into areas of use with fixed locations, limits and boundaries. They also provide for fines and sanctions for noncompliance.

On May 9, 2017, Municipal Law 16402 was published, replacing Municipal Law 11,228 of June 25, 1992, approving the Code of Works and Construction, regulated by Decree 57,776 of July 07, 2017, which governs administrative and executive producers and sets forth rules for the planning, licensing, execution, maintenance and use of public works and construction within properties in the municipality of São Paulo, and provides for sanctions and fines applicable in cases of non-compliance with these rules.

On July 31, 2014, Municipal Law 16,050 was published, replacing Municipal Law 13,430 of September 13, 2002, approving the master plan and creating the Planning System of the municipality of São Paulo and regulating the new master plan of the municipality. The new master plan provides a series of guidelines for the development and growth of the city of São Paulo for the next 10 years, in order to (i) encourage the use of public and non-motorized forms of transport; (ii) reduce the housing deficit; (iii) improve the access of residential areas to commercial areas of the city; and (iv) encourage the development of urban areas already equipped with public transportation infrastructure, among other guidelines.

On March 22, 2016, Municipal Law 16,402 was published, replacing Municipal Law 13,885 of August 25, 2004, regulating the new rules regarding the parceling, use and occupation of land in the municipality of São Paulo.

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

In addition, Federal Law No. 6.938/81 establishes strict liability for the recovery of environmental damages or, if not possible, compensation or indemnity for such damages, with joint and several liability established among all those directly or indirectly contributing to environmental degradation, regardless of the degree of participation in the damage. Each of those involved may be held liable for the full amount of the damages. Moreover, pursuant to Article 4 of Federal Law 9.605/1998, Brazilian environmental legislation determines that the corporate veil may be pierced whenever the veil is considered to be an obstacle to recovery for environmental damages. As a result, the controlling legal entity can be found liable despite a limited liability legal status.

At the administrative level, environmental liability may be assigned through administrative sanctions imposed by the competent environmental entities, pursuant to Law No. 9.605/98 which “rules on the criminal and administrative sanctions deriving from conduct and activities that are harmful to the environment” and pursuant to Federal Decree No. 6.514/08. These sanctions may include, among others: (1) fines of up to R$50 million, tailored to the economic capacity and track record of the offender, in addition to the severity of the facts and past performance, with the possibility of these fines being imposed at double or triple rates for repeated offenses; (2) suspension or interdiction of the activities of the respective enterprise; and (3) withdrawal of tax incentives and benefits. Administrative liability falls on the person engaged in the conduct described as an administrative offense.

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

We lease our headquarters located at Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd and 13 rd Floor, 04543-900 – São Paulo, SP – Brazil. We also lease our branch office for customer services located at Av. República do Líbano, No. 1214, 04501-001– São Paulo, SP – Brazil. In Rio de Janeiro, we lease our branch office located at st. Praia do Botafogo, No. 370, 2nd Floor, 22250-904– Rio de Janeiro, RJ – Brazil.

Currently, we lease approximately 3,616 square meters. We believe our current facilities are adequate for the full development of our operations.

As of December 31, 2021, our property and equipment recorded on our balance sheet mainly consisted of sales stands, facilities, model apartments, computer equipment, vehicles and leasehold improvements, among others, the balance of which was R$44.0 million.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the notes thereto. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements because of various factors, including those set forth in “Item 3. Key Information—D. Risk factors.”

A.	Operating Results

The financial statements for the years ended December 31, 2021, 2020, 2019, 2018 and 2017 were prepared in accordance with the accounting practices adopted in Brazil, which comprise the rules of the Brazilian Securities Commission (CVM), and the standards, interpretations and guidelines of the Accounting Standards Pronouncements Committee (CPC), and are in compliance with the International Financial Reporting Standards (IFRS) adopted in Brazil, including the guidance contained in Circular Letter CVM/SNC/SEP 02/2018, of December 12, 2018, which establishes the accounting procedures for recognition, measurement and disclosure of certain types of transactions arising from contracts for purchase and sale of real estate unit not yet completed in real estate development entities. The Brazilian GAAP applied by us is not in compliance with IFRS as issued by IASB.

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

	Year ended December 31,
	2021	2020	2019
	(%, unless otherwise stated)
Real growth in GDP	4.6	(3.9)	1.1
Inflation rate (INPC)(1)	10.2	5.5	4.5
Inflation rate (IGP—M)(2)	17.8	23.1	7.3
National Construction Cost Index (INCC)(3)	14.0	8.7	4.2
TJLP rate(4)	5.2	4.6	5.6
CDI rate(5)	7.6	2.8	4.7
Appreciation (devaluation) of the real vs. US$	(7.2)	(28.9)	(4.0)
Exchange rate (closing) — US$1.00	R$ 5.571	R$ 5.197	R$ 4.031
Exchange rate (average)(6) — US$1.00	R$ 5.397	R$ 5.158	R$ 3.944

(1)	INPC: consumer price index measured by the IBGE.

(2)	General Market Price Index (Índice Geral de Preços-Mercado) measured by the FGV.

(3)	National Index of Construction Cost (Índice Nacional de Custo da Construção) measured by the FGV.

(4)	Represents the interest rate used by BNDES for long-term financing (end of period).

(5)	Represents an average of interbank overnight rates in Brazil (accumulated for period-end month, annualized).

(6)	Average exchange rate for the last day of each month in the period indicated.

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

•	Provisional Measure No. 656 enacted on October 7, 2014, converted into Law No. 13,097 enacted on January 19, 2015 (“Law No. 13,097”), which establishes mechanisms for protecting purchasers and recipients of in rem rights which enter into legal transactions based on the information contained in the real estate records. In addition, deals with payroll loans, establishing the concentration of acts in the real estate property registration and creates the LIG.

•	Normative Instructions No. 30 and No. 31 enacted on December 30, 2015, which establish new interests rates and loan limit subsidies for the 2nd and 3rd brackets of the “National Individual Loan Program” segment of the FGTS.

•	CMN Resolution No. 4,598/2017, which regulates the issuance of LIGs by financial institutions, establishing its general characteristics, procedures and applicable requirements, including with regards to underlying assets backing such securities, as well as other guidelines applicable to the LIG trustee and to LIG holders’ meetings.

•	Law No. 13,777 enacted on November 20, 2018, established a new form of condominium–- a “multi-property” condominium. Multi-property allows the co-owners of a property to each use it for a pre-determined period of time as its single owner. Each “time fraction” is indivisible and bound to the right of use of the property for periods of no less than 7 days, which can be fixed and determined or change from year to year.

•	Law No. 13,786 enacted on December 12, 2018, which regulates the dissolution or termination of purchase and sale agreements involving real estate development activities, in order to foster legal and economic confidence in the real estate development sector.

•	Municipal Law No. 198 enacted on January 14, 2019, which replaced the former Code of Works and Construction of the municipality of Rio de Janeiro. The new Code has only 40 articles, replacing the over 500 provided for in the former code, and its principal goal is to modernize and simplify the rules for developers. The simplification of the licensing process allows for more flexible urbanization parameters.

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

Land is recorded at acquisition cost. See “Item 4. Information on the Company—B. Business Overview—Our Real Estate Activities—Land Acquisition.” Land can be acquired for cash, in installments, through barter for units that are completed or in construction of other ventures, or through barter for receivables from future sales of ventures. The cost of land related to bartered units comprises the estimated sale price in cash, this fair value being recorded as contra-entry to the advances from customers-barter.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, whereby the land and its features where a real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (Detached Assets) of the corresponding development and which real estate units will be delivered to the buyers. In addition, certain subsidiaries elected the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação,” according to which the income tax, social contribution on net profits, PIS and COFINS are calculated at 4% on monthly gross revenues.

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

According to CPC 47, the recognition of revenue from contracts with customers became subject to a new regulation, based on transfer of control over promised goods or service, which can be at a point in time or over time, according to the satisfaction or not of the “contractual performance obligations.” Revenue is measured in an amount that reflects the consideration the entity expects to be entitled to and is based on a five-step model as follows: (1) identification of contract; (2) identification of performance obligations; (3) determination of transaction price; (4) allocation of transaction price to performance obligations; and (5) revenue recognition.

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

(b)   For the sales of units under construction, the following applies:

•	The incurred cost, including the cost of land, and other directly related expenditure, that correspond to the units sold is fully recognized in the consolidated statement of operations;

•	Sales revenues are recognized in profit or loss, using the percentage-of-completion method for each venture, this percentage being measured in view of the incurred cost in relation to the total estimated cost of the respective ventures;

•	Revenue recognized in excess of actual payments received from customers is recorded as either a current or non-current asset in “Trade accounts receivable.” Any payment received in connection with the sales of units that exceeds the amount of revenue recognized is recorded as “Payables for purchase of land and advances from customers”;

•	Interest and inflation-indexation charges on accounts receivable as from the time the units are delivered, as well as the adjustment to present value of accounts receivable, are recognized in profit or loss on a pro rata basis using the effective interest method;

•	The financial charges on accounts payable for acquisition of land and those directly associated with the financing of construction are recorded in properties for sale and recorded in the incurred cost of finished units until their completion, and follow the same recognition criteria as for the recognition of the cost of real estate units sold while under construction;

•	Taxes levied and deferred on the difference between real estate development revenues and the cumulative revenue subject to tax are calculated and recognized when this difference in revenue is recognized; and

•	Advertising and publicity expenses are recorded in the consolidated statement of profit or loss as incurred.

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

We record an allowance for expected credit losses for all sales contracts of real estate units, and the amounts are accrued as a contra-entry to the recognition of the respective development revenue, based on data history of its current operations and estimates. Such analysis is individually made for each sales contract, in line with CPC 48 – Financial Instruments, item 5.5.17I).

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

Launches and Contracted Sales

Launches

The table below presents detailed information on our launches for the periods presented, including developments launched by our jointly-controlled entities in partnership with third parties:

	As of and for the year ended December 31,
	2021	2020	2019
Launches (in millions of reais)	1,442	634	—
Number of projects launched	7	5	—
Number of units launched(1)	1,621	231	—
Launched usable area (m2)(2)	91,816	34,648	—
Percentage of Gafisa investment	100%	100%	—

(1)	The units delivered in exchange for land pursuant to barter arrangements are not included.

(2)	One square meter is equal to approximately 10.76 square feet.

In 2021, we launched under the Gafisa brand 7 residential developments with a total potential sales value of R$1,442 million, 5 of which were in the state of São Paulo and 2 of which was in the state of Rio de Janeiro. During the year, approximately 71% of our launches in terms of potential sales value was generated from launches in the state of São Paulo and 28% in the state of Rio de Janeiro.

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

Gafisa segment

In 2021, Gafisa launches totaled R$1,442 million, a 127% increase compared with 2020. Contracted sales for 2021 totaled R$755 million, up 36% from 2020. Sales of units launched over the year accounted for 18,5%, while sales of inventories accounted for the remaining 81,5%.

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

In 2021, Gafisa delivered 7 ventures/stages and 1,439 units, accounting for R$612 million in Potential Sales Volume.

The market value of Gafisa segment inventories reached R$2.3 billion at the end of 2021, compared to R$ 1.12 billion at the end of 2020 and R$881.7 million at the end of 2019.

Contracted sales

The following table shows the composition of our contracted sales by the type of development, according to units sold during the same year that they were launched and the units sold in the years after they were launched, as well as their respective percentages in relation to total sales for the periods presented:

	As of and for the year ended December 31,
Type of development	2021	2020	2019
	(in millions of reais, unless otherwise stated)
Luxury middle-income buildings	479.9	337.8	109.3
Entry-level developments	90.6	85.4	94.5
Commercial	11.1	131.9	(8.1)
Total contracted sales(1)	581.5	555.1	195.7
Sale of units launched in the year	266.3	172.6	—
Percentage of total contracted sales	35.3%	31.1%	—
Sale of units launched during prior years	488.5	382.5	—

(1)	Amount net of sales cancellation.

The following table shows our and our main subsidiaries’ contracted sales for the periods presented:

	As of and for the year ended December 31,
	2021 (2)	2020 (2)	2019
	(in millions of reais, unless otherwise stated)
Contracted sales(1)
Gafisa	581.5	555.1	195.7
Total contracted sales	581.5	555.1	195.7

(1)	Amount net of sales cancellation.

(2)	Includes sales of commercial units to Gafisa Propriedades.

In 2021, we sold 18.5% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$266.3 million, an increase of approximately 54.3% compared to 2020.

In 2020, we sold 31.1% of the launched units, which combined with the sales of units launched during prior periods, resulted in total contracted sales of R$172.6 million.

In 2019, we did not launch any developments.

We provide a limited amount of post-construction client financing. Our default rate was 14.2%, 14.9% and 15.1% as of December 31, 2021, 2020 and 2019, respectively.

The table below shows the penalties charged to customers that have defaulted and had their contracts cancelled for the periods presented:

	As of and for the year ended December 31,
	2021	2020	2019
	(in millions of reais)
Gafisa	6.5	1.3	3.2

The following table sets forth our contracted sales expected to be recognized, as well as the amount corresponding to the expected cost of units sold, and the expected margin, all of them to be recognized in future periods, for the periods presented:

	As of and for the year ended December 31,
	2021	2020	2019
	(in millions of reais, unless otherwise stated)
Sales to be recognized	347.8	346.3	437.7
Net sales to be recognized(1)	335.3	333.7	421.7
Cost of units sold to be recognized(2)	(208.3)	(228.3)	(271.1)
Expected gross margin—yet to be recognized(3)	126.414	109.4	150.6
Expected margin percentage	37.7%	32.8%	35.7%

(1)	Excludes indirect PIS and COFINS taxes of 3.65%. This information includes ventures that are subject to restriction due to a contractual clause, which defines the legal period of 180 days in which the Company can cancel a development.

(2)	The estimated gross profit shown does not consider the tax effects or the present value adjustment, and the costs of lands, financial charges and guarantees, which will be carried out to the extent they are realized.

(3)	Based on management’s estimates.

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

Construction services rendered

Our revenues generated by real estate services consist substantially of amounts received in connection with construction management activities for third parties, technical management and real estate management, related to developments in the Gafisa segment where we retain an equity interest. As of December 31, 2021, 1.7% of our net operating revenues were derived from constructions services rendered.

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

	For the year ended December 31,
	2021	2020	2019
Land	32.70%	2.49%	14.15%
Construction costs	57.71%	83.60%	70.11%
Financial costs	6.87%	11.34%	13.54%
Development costs	2.72%	2.57%	2.20%
Total	100.0%	100.0%	100.0%

One of our principal real estate development costs is the cost of land. Over the last five years, land represented, on average, 22.8% of our total cost of development. However, this is an extremely volatile component, varying according to characteristics of the land, the region where the land is located, the type of development to be launched and market conditions. Land can be acquired for cash, through the exchange of units once the building is constructed, through financial swaps (whereby a portion of sales is given to the owner of land as a form of financing for the land), or through a combination of the three options.

No single raw material alone represents a significant portion of our total costs of development, but over the last five fiscal years, raw materials represented, on average, 35% of our total cost of development. The index that measures construction cost variation, the INCC, increased by 10.1%, 8.8% and 4.2% in 2021, 2020 and 2019, respectively. Although some of the principal raw materials, such as steel, have experienced significant price increases well above the level of inflation over the last four years, we have reduced our raw materials costs by developing and using new construction techniques and materials.

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

As permitted by tax legislation, the development of certain ventures are subject to the “afetação” regime, whereby the land and its features where real estate will be developed, as well as other binding assets and rights, are separated from the assets of the developer and comprise the “patrimônio de afetação” (Detached Assets) of the corresponding development and whose real estate units will be delivered to the buyers. In addition, certain subsidiaries made the irrevocable option for the Special Taxation Regime (RET), adopting the “patrimônio de afetação,” according to which the income tax, social contribution on net profits, PIS and COFINS are calculated at 4% monthly on gross revenues.

Net income (loss) from discontinued operations

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

Results of Operations for the Years Ended December 31, 2021 and 2020

Net operating revenue

Net operating revenue for the year ended December 31, 2021, recognized by the percentage of completion revenue recognition method, was R$818.3 million, a decrease of 7.4% from R$884.0 million for the year ended December 31, 2020, mainly due to the decrease in revenue recognition from barter transactions from R$183.7 million in 2020, to R$90.0 million in 2021, representing a decrease of 51%. In 2020, the amount of R$156.2 million was related to barter transactions from our Cyano development in Rio de Janeiro – excluding this amount, there was an increase in net operating revenue of 12.4% in 2021, mainly due to (i) higher volume of new launches during the year, (ii) the increase in revenue recognition from construction projects and their improved performance and (iii) higher volume of sales.

The gross revenue generated from the sale of property and barter transactions, net of the cancellation provision (reversal) totaled R$854.1 million for the year ended December 31, 2021, a decrease of R$81 million or 8.7% compared with the same period in 2020 of R$935.0 million. This decrease was mainly due to revenue recognition from barter transactions from our Cyano development. The tax deductions from gross revenue reached R$35.8 million in 2021 from R$51.0 million in 2020, representing a decrease of 29.9%, which was mainly impacted by the higher volume of revenue recognition in the previous year.

During 2021, inflation as measured by the INCC, the main Brazilian indicator for civil construction costs, was 10.1%. This resulted in an increase in our construction costs and consequently, the prices of our units for some projects, notably those launched and delivered in 2020 and 2021. This increase was offset by (i) monthly increases in the sale prices of our inventory units, and (ii) monthly upward adjustments of outstanding balances on our units sold, in order to reflect inflationary increases.

Operating costs

Operating costs in 2021 totaled R$609.7 million, a 14.8% decrease compared to R$715.3 million in 2020, as a result of a decrease in operating costs related to barter transactions from our Cyano development. This decrease was partially offset by a higher volume of new launches and sales and our improved project construction performance.

Gross profit

Gross profit in 2021 totaled R$208.6 million, representing an increase of approximately 23.6% from gross profit of R$168.8 million in 2020. This increase was mainly due to higher volume of launches and an increase in project sales with better operating performance.

In 2021, the gross margin generated from our activities increased to 25.5% compared to 19.1% in 2020. This increase was due to the higher volume of new launches and sales and their more efficient performance.

Selling expenses

Selling expenses in 2021 totaled R$44.2 million, representing an increase of 52.4% compared to R$29.0 million in 2020. This increase was mainly due to the higher volume of launches and sales in 2021. Selling expenses in 2021 represented 5.4% of our net operating revenue compared to 3.3% in 2020.

General and administrative expenses, not including depreciation and amortization expenses

General and administrative expenses were R$114.5 million in 2021, a 26.5% increase compared to R$90.5 million in 2020. This increase was mainly due to an increase in salaries and payroll charges as a result of an increase in our number of employees.

Depreciation and amortization

Depreciation and amortization in 2021 was R$20.9 million, an increase of 152.3% when compared to the R$8.3 million recorded in 2020. This increase was mainly due to the higher volume of new launches in 2021 as well as investments in sales stands.

Other income and expenses, net

Net other income totaled R$154.3 million in 2021, compared to a net expense of R$44.2 million in 2020. This increase was mainly due to a gain from our Costa do Pero acquisition in the amount of R$175.4 million. This increase was partially offset by an increase in lawsuit related expenses, which totaled R$ 60.5 million in 2021, compared to R$43.8 million in 2020.

Financial income and expenses, net

Net financial expenses totaled R$44.6 million in 2021, compared to net financial expenses of R$73.0 million in 2020. The decrease was mainly due to (i) an increase in income related to the fair value valuation of investment fund quotas in the amount of R$42.9 million and (ii) a decrease in interest expenses as a result of the repayment of historical indebtedeness and the renegotiation of payment terms for current indebtedness during the period.

Taxes on income

Income tax and social contribution totaled an expense of R$85.0 million in 2021 compared to R$7.6 million in 2020. This increase was mainly due to the deferred tax liability of R$59.6 million related to the gain from our Costa do Pero acquisition. Additionally, the provision for income tax and social contribution had a negative impact of R$13.6 million in 2021, compared to R$7.6 million in 2020 due to a higher volume of launches and sales.

Net income attributable to non-controlling interest

Net income attributable to non-controlling interests decreased from a net loss of R$0.5 million in 2020 to a net loss of R$0.2 million in 2021.

Net income (loss) attributable to owners of Gafisa

Net income attributable to owners of Gafisa was of R$90.2 million in 2021, compared to a net loss of R$73.2 million in 2020. This variation was mainly due to (i) higher volume of new launches and sales and their improved operating performance and (ii) the Costa do Pero acquisition, which resulted in a gain of R$175.4 million.

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

Taxes on income

Income tax and social contribution totaled an expense of R$7.6 million in 2020 compared to a positive impact of R$35.3 million in 2019. This decrease was mainly due to a net tax credit of R$49.2 million from the write down of goodwill related to the divestment in AUSA and the gain from the acquisition of GDU Loteamentos in the business combination operation recorded in 2019. Accordingly, the provision for current income tax and social contribution had a negative impact of R$7.6 million in 2020, compared to R$2.0 million in 2019 due to higher volume of sales and new launches in 2020.

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

Business Segments

Following the consummation of the Tenda spin-off on May 4, 2017 and the completion of the discontinuation of Tenda’s operations (see Note 8.2 to our consolidated financial statements for the year ended December 31, 2019), the Company operates one business segment. Accordingly, our management, who is responsible for monitoring our business progress, used data derived from our consolidated financial statements to make decisions. Therefore, in line with CPC 22 – Operating Segments, the Company understands that there were no reportable business segments to be disclosed in the years ended December 31, 2019 and 2018. See “Item 4. Information on the Company—A. History and Development of the Company—Historical Background and Recent Developments.”

Beginning as from the year ended December 31, 2020 and including the year ended December 31, 2021, our management began analyzing data to make decisions based on three reportable business segments in which we operate: Gafisa, for luxury and middle-income projects in Brazil, except Rio de Janeiro, Gafisa Rio, for luxury and middle-income ventures in the state of Rio de Janeiro, and Gafisa Propriedades, focused on the management of our own and third-party real estate properties.

For comparative purposes, we provide below a measure of historical results and other related information for each reporting segment as of December 31, 2021 and December 31, 2020. The information below is derived from our statutory accounting records which are maintained in accordance with Brazilian GAAP. No individual customer represented more than 10% of our net operating revenue in the year ended December 31, 2021.

	As of December 31,
	2021				2020
	Gafisa	Gafisa Rio	Gafisa Propriedades	Total	Gafisa	Gafisa Rio	Gafisa Propriedades	Total
	(in millions of reais, unless otherwise indicated)
Net operating revenue	701.0	75.6	41.7	818.3	625.6	258.5	—	884.0
Operating costs	(512.0)	(55.8)	(41.8)	(609.7)	(519.0)	(196.3)	—	(715.3)
Gross profit (loss)	189.0	19.8	(0.1)	208.6	105.6	62.2	—	168.8
Gross margin	27.0%	26.2%	(0.2)%	25.5%	16.9%	24.1%	—	19.1%
Net income (loss)	(26.3)	3.1	113.4	90.2	(123.5)	50.3	—	(73.2)

Gafisa

Net operating revenue

Net operating revenue for the year ended December 31, 2021, recognized by the percentage of completion revenue recognition method, was R$701.0 million, an increase of 12.1% from R$625.6 million for the year ended December 31, 2020, mainly due to (i) higher volume of new launches during the year, (ii) the increase in revenue recognition from construction projects and their improved performance and (iii) higher volume of sales.

Operating costs

Operating costs in 2021 totaled R$512.0 million, a 1.3% decrease compared to R$519.0 million in 2020. This decrease was partially offset by a higher volume of new launches and sales and our improved project construction performance.

Gross profit

Gross profit in 2021 totaled R$189.0 million, representing an increase of approximately 79.0% from gross profit of R$105.6 million in 2020. This increase was mainly due to higher volume of launches and an increase in project sales with better operating performance.

In 2021, the gross margin generated from our activities increased to 27.0% compared to 16.9% in 2020. This increase was due to the higher volume of new launches and sales and their more efficient performance.

Gafisa Rio

Net operating revenue

Net operating revenue for the year ended December 31, 2021 was R$75.6 million, a decrease of 70.8% from R$258.5 million for the year ended December 31, 2020, mainly due to the decrease in revenue recognition related to barter transactions from R$156.2 million in 2020, to R$8.4 million in 2021, representing a decrease of 94.6%. In 2020, the amount of revenue from barter transactions was from our Cyano development in Rio de Janeiro, which was launched in the fourth quarter of 2020.

Operating costs

Operating costs in 2021 totaled R$(55.8) million, a 71.6% decrease compared to R$(196.3) million for the year ended December 31, 2020, due to the decrease in operating costs related to barter transactions from our Cyano development. This decrease was partially offset by a higher volume of new launches and sales and our improved project construction performance.

Gross profit

Gross profit in 2021 totaled R$19.8 million, representing a decrease of 68.2% from gross profit of R$62.2 million for the year ended December 31, 2020. This decrease was mainly due to the relevance of sales figures and revenue recognition from our Cyano development, which was launched in the last quarter of 2020.

In 2021, the gross margin generated from our activities increased to 26.2% compared to 24.1% in 2020. This increase was due to the higher volume of new launches and sales and their more efficient performance.

Gafisa Propriedades

Net operating revenue

Net operating revenue for the year ended December 31, 2021 was R$41.7 million, compared to no amount of revenue recognized for the year ended December 31, 2020, mainly due to sales of units which were reclassified from investment property to properties for sale.

Operating costs

Operating costs in 2021 totaled R$(41.8) million, compared to no amount of operating costs for the year ended December 31, 2020, due to sales of units that were reclassified from investment property to properties for sale.

Gross profit (loss)

Gross loss in 2021 totaled R$0.1 million, compared to no amount of gross profit for the year ended December 31, 2020.

In 2021, the negative gross margin generated from our activities was 0.2% due to increased costs allocated to the units sold.

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

In 2021, 2020 and 2019, we did not carry out any receivables sales with recourse.

Construction financing lines of credit are available and we have fulfilled substantially all of our construction financing needs for 2021, 2020 and 2019 at consolidated rates similar to the CDI rate. In order to mitigate the effects of the 2008 global credit crisis, the Brazilian government has announced additional lines of credit to assist the construction industry and its customers, including R$6 billion from the FGTS (a Government Severance Indemnity Fund for Employees). In 2009, we approved the issue of two series of debentures for Gafisa and Tenda in the total amount of R$1.2 billion. In addition, local financial institutions are financing up to 80% of construction costs, through the Brazilian Saving and Loan System (Sistema Brasileiro de Poupança e Empréstimo — SBPE) indexed to TR (Taxa Referencial) and a fixed rate spread.

During 2021, our customers’ ability to obtain bank mortgage loans continued to improve, with interest rates in the range of 7.99% to 10.75%+TR, depending on family income and credit score.

The following table shows the balance of our receivables from clients for the development and sale of properties for the periods presented:

	As of December 31,
	2021	2020	2019
	(in millions of reais)
Real estate development receivables:
Current	425.5	487.1	442.5
Long-term	116.2	217.2	103.0
Total	541.7	704.3	545.5
Receivables to be recognized on our balance sheet according to percentage of completion method:
Current	—	—	—
Long-term	342.6	346.3	437.6
Total	342.6	346.3	437.6
Total receivables from clients – portion recognized plus portion not recognized	884.3	1,050.6	995.0

The total balance of receivables on the balance sheet has the following maturity profile:

As of December 31, 2021
(in millions reais)
Maturity
Overdue	182.0
2022	488.5
2023	99.5
2024	65.7
2025	19.8
2026 onwards	28.8
Total	884.3

Loans made to our clients are generally adjusted on a monthly basis as follows: (1) during construction, by the INCC in São Paulo, Rio de Janeiro and other Brazilian cities; and (2) after delivery set forth in the contract, by the IGP-M plus 12% per annum in all markets.

We limit our exposure to credit risk by selling to a broad customer base and by continuously analyzing the credit of our clients. As of March 31, 2022, our clients’ default level was 15.0 of our accounts receivable for Gafisa. We annually review the assumptions used in establishing an allowance for expected credit losses and cancelled contracts, in view of the revision of historical data of its current operation and improvement of measurement estimates. The Company records an allowance for expected credit losses with a factor applied over the accounts receivables not impaired based on credit loss experiences for each real estate development and cancelled contracts for customers when a cash inflow risk is identified. Contracts are monitored to identify the moment when these conditions are mitigated. This allowance is calculated based on the percentage of the construction work completion, a methodology adopted for recognizing income for the year. The allowance for expected credit losses and cancelled contracts totaled R$$77.1 million as of December 31, 2021 and is considered sufficient by our management to cover incurred losses on the realization of accounts receivable.

Cash Flows

Operating activities

In 2021, net cash used from operating activities totaled R$279.9 million, compared to R$452.9 million in 2020. In 2020, net cash generated from operating activities totaled R$452.9 million, compared to R$44.0 million in 2019. This decrease is mainly composed of (i) a R$314 million increase in goodwill related to new acquisitions during 2021 and a R$94.1 million increase in suppliers; (ii) a R$47,1 million increase in payables for purchase of properties and advances from customers and a R$48.6 million decrease in related party transactions; (iii) expenses in the net amount of R$33.8 million which did not affect our cash and cash equivalents, of which R$27.7 million relates to a reversal of impairment adjustments in our landbank and inventory.

Investing activities

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$284 million in 2021, compared to R$237.9 million in 2020. This variation is mainly due to the increase in short term investments in the amount of R$228 million, related to the capital increases in 2021.

Net cash used in investing activities, including the acquisition of assets, equipment and new investments was R$237.9 million in 2020, compared to cash generated from investing activities of R$300.6 million in 2019.

Financing activities

Net cash generated from financing activities in 2021 totaled R$570.4 million, compared to the net cash generated from financing activities in 2020 of R$693.8 million. The lower cash generated in 2021 compared to 2020 was mainly attributable to (i) increase in loans and financing in the amount of R$763 million and a decrease in amortization of loans and financing in the amount of R$194.4 million.

Net cash generated from financing activities in 2020 totaled R$693.8 million, compared to the net cash generated from financing activities in 2019 of R$236.7 million. The higher cash generated in 2020 compared to 2019 was mainly attributable to (i) the R$477.9 million capital increases in 2020 (ii) a reduction on increase and amortization of loans and financing. Pledged mortgage receivables and short-term investments.

As of December 31, 2021, substantially all of our mortgage receivables totaling R$926.3 million are pledged. In addition, R$159 million of our short-term investments and collaterals are restricted as they have been pledged.

Off-balance sheet arrangements

As of December 31, 2021, we did not have any off-balance sheet arrangements.

Capital Expenditures

In 2021, we invested R$41.7 million in machinery and equipment, information technology equipment, software, sales stands, project planning and information technology projects. Our main investments during the period were related to sales stands, which amounted to R$32.7 million.

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

As of December 31, 2021, we had outstanding debt in the total amount of R$1,322.1 million, an increase of 40.5% as compared to December 31, 2020. As of December 31, 2021, our indebtedness principally consisted of: (1) debentures totaling R$447.0 million, (2) working capital loans totaling R$541.1 million, and (3) other loans (mainly SFH) totaling R$334.1 million. As of December 31, 2021, we had an equity debt in the total amount of R$242.8 million related to the acquisitions of Costa Peró and Campo Grande.

As of December 31, 2020, we had outstanding debt in the total amount of R$940.9 million, an increase of 28.8% as compared to December 31, 2019. As of December 31, 2020, our indebtedness principally consisted of: (1) debentures totaling R$270.4 million, (2) working capital loans totaling R$281.2 million, and (3) other loans (mainly SFH) totaling R$389.3 million.

	Maturity as of December 31, 2021
	Total	2022	2023	2024	2025 and thereafter
	(in millions of reais)
Debentures (Projects)	360.7	9.5	—	186.9	164.3
Housing Finance System (SFH)	283.3	225.3	14.0	—	44.0
Real State Finance System (SFI)	50.8	8.1	7.8	7.8	27.1
Bank credit notes (Projects)	516.1	141.8	39.8	63.8	270.7
Project debt total	1,210.9	384.7	61.6	258.5	506.1
Debentures (Working Capital)	86.4	12.8	9.3	—	64.3
Other Working Capital	24.9	24.9	—	—	—
Working Capital debt total	111.3	37.7	9.3	—	64.3
Equity debentures	242.8	—	—	242.8	-
Total	1,565.0	422.4	70.9	501.3	570.4

On March 28, 2017, we issued a CCB in a total amount of R$47 million due in 2021. The CCB is guaranteed by real estate receivables.

On November 30, 2017, we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

In September 2018, we issued a CCB in the amount of R$40 million due in 2021. The CCB is guaranteed by real estate receivables.

In April 2019, we issued a CCB in the amount of R$10 million due in 2022. The CCB is guaranteed by real estate receivables.

In December 2020, we issued a CCB in the amount of R$195 million due in 2025. The CCB is guaranteed by real estate receivables.

During 2021, we entered into CCB transactions in the total amount of R$553.0 million, maturing between January 2022 and June 2025. The CCBs are guaranteed by real estate receivables.

The actual ratios and minimum and maximum amounts stipulated by restrictive covenants related to these CCBs at December 31, 2021 are as follows:

At December 31, 2021
Loans and Financing
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over venture debt (3)	9.69 times
Total account receivable plus inventory of completed units required to be below zero or 2.0 times over net debt (1) less venture debt (3)	(4.42) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments, cannot exceed 75% of equity plus non-controlling interests	13.12%
Total receivable (2) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	1.92 times

(1)	Net debt refers to total debt less cash and cash equivalents.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

In May 2018, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$76 million, with final maturity in July 2020. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables and the purchase of completion bond related to a specific venture. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (DI) plus 3.75% per annum.

In July 2018, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$90 million, with a final maturity in June 2022. The proceeds from the placement will be used in the development of select real estate ventures and their guarantees are represented by the conditional sale of real estate receivables. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (DI) plus 3% per annum.

In April 2019, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$40 million, with a final maturity in October 2020. The proceeds from the placement will be used in the development of the “Gafisa Square Ipiranga” and “Moov Espaço Cerâmica” real estate ventures, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (DI) plus 5% per annum.

In July 2020, in the context of the acquisition of the totality of UPCON’s shares, we issued debentures convertible into ordinary actions, with a general guarantee, in two series in the total amount of R$33.8 million, with a final maturity in July 2021. These debentures were converted into common shares in September 2021. The face value of the private placement will accrue interest equal to the cumulative variation of Interbank Deposit (IGPM) plus 0.50% per annum.In Setember 2020, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$190 million, with a final maturity in Setember 2024. The proceeds from the placement will be used in the development of the “Belvedere Lorian Boulevard,” “Moov Estação Brás,” “Upside Paraiso,” “Scena Tatuapé,” “Parque Ecoville,” “Moov Belém” and “Moov Parque Maia” real estate ventures, and their guarantees are represented by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (DI) plus 6% per annum.

In October 2020, we issued two series of convertible debentures in the aggregate amount of R$117.6 million. The first series of debentures totaling R$42 million, with a general guarantee, was converted in November 2020, in the context of the acquisition of interest in four ventures of Calçada S.A. The second series of debentures totaling R$25.6 million, with a general guarantee, was placed in December 2020, and was converted in May 2021. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (100% of DI) per annum.

In March 2021, we issued two series of non- convertible debentures in the aggregate amount of R$165 million, maturing in August 2028. The proceeds from the issuance will be used to develop the “Hotel Fasano” real estate project, and are guaranteed by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variaton of inflation (IPCA) plus 6.25% per annum.

In December 2021, we issued non-convertible debentures, with a general guarantee, as a single series in the total amount of R$85 million, maturing in November 2027. The proceeds from the issuance will be used in the development of selected real estate projects, and are guaranteed by the fiduciary assignment of real estate receivables and conditional sale of units. The face value of the private placement will accrue interest equal to the cumulative variation of the Interbank Deposit (DI) plus 4.5% per annum.

In December 2021, we issued two series of convertible debentures, with a general guarantee, in the total amount of R$247.5 million, maturing in December 2024, in connection with the acquisitions of the Costa do Peró and Campo Grande real estate projects. The face value of the private placement will accrue interest per annum equal to the cumulative variation of the Interbank Deposit (100% of DI).

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

The actual ratios and minimum and maximum amounts stipulated by these restrictive covenants at December 31, 2021 are as follows:

At December 31, 2021
Total accounts receivable (2) plus inventory required to be below zero or 2.0 times over net debt (4) less venture debt (3)	13.02 times
Total debt less venture debt (3), less cash and cash equivalents and short-term investments (1), cannot exceed 75% of equity plus non-controlling interests	13.12%

(1)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

(2)	Total accounts receivables, whenever mentioned, refers to the amount reflected in the Balance Sheet plus the amount to be recognized according to the PoC and not yet shown in the Balance Sheet.

(3)	Venture debt and general guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH, as well as the debt related to the seventh placement.

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

As of December 31, 2021, the Company and its subsidiaries were in compliance with the contractual covenants provided for in our debentures and our credit instruments.

Financing through the Housing Finance System (SFH)

Most of our financing is incurred directly or through our subsidiaries or jointly-controlled entities from the principal banks that operate within SFH. As of December 31, 2021, the interest rates on these loans generally varied between 7.0% and 14.2% per annum, plus TR, and the loans generally mature through March 2022 and July 2026. This financing is secured by mortgages on property and by security interests on the receivables from clients. As of December 31, 2021, we had 9 loan agreements in effect, with a balance of R$334.1 million. At the same date we had no amount in aggregate principal amount of financing agreements with SFH, to be released through the date of completion as construction of the corresponding development’s progress.

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

Securitization deals and Fund — FIDC

On June 27, 2011, the Company and its subsidiaries entered into a CCI transaction relating to a portfolio comprising select residential real estate receivables from Gafisa and its subsidiaries. The assigned portfolio of receivables amounts to R$203.9 million (R$185.2 million – Gafisa’s interest) in exchange for cash, at the transfer date, discounted to present value, for R$171.7 million (R$155.9 million – Gafisa’s interest), recorded under “Obligations assumed on assignment of receivables.”

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

In 2021, 2020 and 2019, we did not perform any transfer of sales receivables from Gafisa and its subsidiaries to investors.

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

In 2020, the Company’s Board of Directors ratified the following capital increases:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$310 million.

•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390 million.

•	On November 16, 2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42 million.

In 2021, the Company’s Board of Directors ratified the following capital increases:

•	On May 24, 2021: subscription and payment of 8,876,083 new common shares at the price of R$3.49, totaling R$37.299 million.

•	On September 28, 2021: subscription and payment of 27,892,638 new common shares at the price of R$4.59, totaling R$128 million.

Accordingly, as of December 31, 2021, the Company’s authorized and paid capital amounted to R$1,248.5 million (R$1,083.2 million in 2020), represented by 337,445,727 (300,676,101 in 2020) registered common shares, with no par value, of which 296.221 (341,570 in 2020) were held in treasury.

U.S. GAAP Reconciliation

We prepare our consolidated financial statements in accordance with Brazilian GAAP, which differs in significant respects from U.S. GAAP. Our net income attributable to owners of Gafisa, in accordance with Brazilian GAAP, was a net income of R$90.2 in 2021, and a net loss R$73.2 million and R$26.0 million in 2020 and 2019, respectively. Under U.S. GAAP, our net profit was R$50.4 million in 2021, and net loss of R$26.1 million and R$60.7 million in 2020 and 2019, respectively.

Our equity, in accordance with Brazilian GAAP, was R$1,815.2, R$1,549.5 million and R$882.8 million as of December 31, 2021, 2020 and 2019, respectively. Under U.S. GAAP, we recorded total equity of R$1,536.3, R$1,309.6 million and R$595.4 million as of December 31, 2021, 2020 and 2019, respectively.

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

New Accounting Pronouncements, Interpretations and Guidance

Pronouncements (new or revised) and interpretation applicable to years beginning January 1, 2021

The Company adopted all of the pronouncements (new or revised) and interpretations issued by the CPC applicable to its operations which were effective as of December 31, 2021.

The following standards are in effect beginning on January 1, 2021:

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

We have a research and development department for new products, processes and methodologies focused on reducing the construction cycle. Our research and development expenditures in 2021, 2020 and 2019 were immaterial. See also “Item 4. Information on the Company—B. Business Overview—Construction.”

In 2021 we invested in innovation through startups — from operations to product development, and started to take steps to develop into a full-service real estate platform. In total, we have identified 500 startups, maintained connections with 200 startups, and implemented more than 20 related projects.

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

On September 25, 2018, GWI convened an Extraordinary Shareholders’ Meeting for the purpose of dismissing members of the Board of Directors and electing new members through a multiple-vote process. GWI approved the dismissal of the entire Board of Directors and elected directors for five of the seven vacant seats. See “Item 6. Directors, Senior Management and Employees—C. Board Practices,” for further information about our Board of Directors. Within three days of the dismissal and election of the new Board of Directors, the Company’s executive board was removed from office.

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

During 2021, we were better equipped to manage the challenges of COVID-19 compared to 2020. A combination of our strategy and the relaxation of restrictions in some regions of Brazil resulted in a gradual increase in lauches and sales volumes. However, there is some uncertainty regarding the duration and likelihood of further government interventions or increases in restrictions, as well as the economic effects on financial markets, which may further delay the recovery of the real estate industry and negatively impact it. As of the date of this annual report, we have not suffered a significant increase in customer default or a reduction in sales volume and the construction of our projects continue to be on schedule Accordingly, considering the scenario of uncertainty as to when the COVID-19 pandemic will end and normal economic activity will resume, as well as the negative impacts the COVID-19 pandemic will have on Brazil’s economy, including on the cost of construction inputs, management has, as of the date of this annual report, evaluated the effects of COVID-19 on our business, including on our projections of profit or loss and cash generation based on our best estimates, and has concluded that there is no need to recognize additional loss allowance, and that there is no material adverse effect on our operations. Given the uncertainty surrounding COVID-19, we continue to monitor ongoing developments to continually update our projections and analysis on any effect on our financial information.

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

In addition, in March 2022, André Luis Ackermann resigned from his position as statutory officer.

E.	Critical Accounting Estimates

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management Board of Directors

The table below shows the names, positions, and terms of office of the members of our board of directors, as of December 31, 2021:

Name	Age	Position	Election Date	Term of Office(1)

Leo Julian Simpson (2)	66	Chairman	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Antonio Carlos Romanoski (2)	76	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Thomas Cornelius Azevedo Reichenheim (2)	75	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Nelson Sequeiros Rodriguez Tanure (2)	70	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
João Antonio Lopes Filho	58	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Eduardo Larangeira Jácome	66	Director	April 15, 2019	Annual Shareholders’ General Meeting in 2021
Gilberto Benevides	70	Director	April 30, 2020	Annual Shareholders’ General Meeting in 2021
Nelson de Queiroz Sequeiros Tanure	36	Director	August 10, 2020	Annual Shareholders’ General Meeting in 2021

(1)	Under Brazilian corporate law, an annual general shareholders’ meeting must take place within the first four months of the calendar year.

(2)	Independent member pursuant to Brazilian Law. According to Brazilian Law, a director is considered independent when: (1) he/she has no relationship with the company, except for holding shares; (2) he/she is not a controlling shareholder, spouse or relative of the controlling shareholder, has not been in the past three years linked to any company or entity related to the controlling shareholder; (3) he/she has not been in the past three years an employee nor an executive of the company, of the controlling shareholder or of any subsidiary of the company; (4) he/she is not a supplier or buyer, direct or indirect, of the company where the arrangement exceeds a certain amount; (5) he/she is not an employee or manager of any company which renders services to the company or which uses services or products from the company; (6) he/she is not a spouse or relative of any member of the company’s management; and (7) he/she does not receive any compensation from the company, except for the compensation related to its position as a board member.

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

The table below shows the names, positions, and terms of office of our executive officers, as of the date of this annual report:

Name	Age	Position	Election Date	Term of Office

Guilherme Augusto Soares Benevides	40	Chief Operational Officer (Principal Executive Officer)	March 2, 2020	May 16, 2022
Guilherme Luis Pesenti e Silva	38	Statutory Director	January 28, 2020	January 28, 2023
Luiz Fernando Ortiz	44	Statutory Director	January 28, 2020	January 28, 2023
Fabio Freitas Romano	47	Statutory Director	March 2, 2020	March 2, 2023
Sheyla Castro Resende	36	Statutory Director	May 24, 2021	March 2, 2023

The business address of each of our executive officers is Av. Pres. Juscelino Kubitschek, No. 1830, Block 2, 3rd Floor, 04543-900 – São Paulo, SP – Brazil.

The following is a summary of the business experience and principal outside business interests of the current executive officers.

Guilherme Augusto Soares Benevides. Mr. Benevides started his career in the real estate sector at the age of 17. Before becoming an entrepreneur, he worked in the marketing and sales areas at Archote and Fernandez Mera and participated in the development of Imovelweb, the first digital platform on the market. As a businessman, he was the founder and CEO of Upcon Incorporadora S/A for 15 years. He also founded and chaired Upcar Parking, SetUp and Upcon Brokers. Recently, he was an investor and board member of the startup HomeGuru. Mr. Benevides graduated in Advertising and Marketing from Universidade Paulista.

Guilherme Luis Pesenti e Silva. With over 10 years’ experience in M&A and business development, Mr. Presenti has led projects and transactions in different industries in Brazil and abroad. Mr. Pesenti was Head of M&A and Business Development at Petro Rio S.A. (from 2016 to 2019), M&A Senior Manager at Burger King Europe GmbH (Zug, Switzerland) (from 2014 to 2016) and M&A Coordinator at Votorantim Cimentos S.A. (from 2009 to 2012).  Mr. Presenti holds a bachelor’s degree in economics and management from Università Cattolica del Sacro Cuore (Milan, Italy – 2008) and an MBA from INSEAD (Fontainebleau, France – 2013).

Luiz Fernando Ortiz. Mr. Ortiz has 21 years’ experience in the real estate sector and joined Gafisa in 2011 for the acquisition of more than BRL 2 billion in PSV in business. Since 2014, he has been in charge of business development, responsible for launching approximately BRL 3 billion of PSV in residential projects. Currently, Mr.Ortiz is the Real Estate Development Director in charge of managing Gafisa’s portfolio in the State of São Paulo. Mr. Ortiz has a degree in civil engineering from Instituto Mauá de Tecnologia and holds an MBA certificate in Real Estate from University of São Paulo and an MBA in business from Fundação Getulio Vargas.

Fabio Freitas Romano. Mr. Romano’s professional career began in 1997, as an intern at Company S.A., where he reached the position of Director of Incorporations. Before becoming Upcon’s Managing Partner in 2011, he also participated on the Executive Board of large companies, including Gafisa and Yuny. Mr. Romano has participated in more than 140 projects throughout Brazil. Mr. Romano holds a bachelor’s degree in civil engineering from Universidade Mackenzie and holds an MBA in Real Estate Market from the University of São Paulo.

Sheyla Castro Resende. Ms. Resende started her career at Gafisa as a trainee in 2010, and has held several positions in different areas since then. Since 2019, she has been a non-statutory Director of Management & HR, with direct involvement in the restructuring of the Company, and became Vice President of Management & HR in 2021. She graduated in Civil Engineering in 2009 from the Federal University of Juiz de Fora/MG, and has completed post-graduate and extension courses from Fundação Getúlio Vargas, Instituto Falconi, Business School São Paulo and EAP.

Our Relationship with our Executive Officers and Directors

As of December 31, 2021, our board of officers in the aggregate held 4.64% of our share capital and our board of directors in the aggregate held a 0.81% direct or indirect interest in our share capital. As of December 31, 2021, there were no material agreements entered into by us with any members of our board of directors or with any member of our board of officers, other than those pertaining to their roles within the Company. As of December 31, 2021, none of our executive officers held interests in our subsidiaries as directors and/or executive officers. In none of these cases, as of the referenced date, were the interests held material.

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

For each of 2021, 2020 and 2019

Under Brazilian corporate law, the company’s shareholders are responsible for establishing the aggregate amount paid to members of the board of directors, the executive officers and the members of the fiscal council. Once the shareholders establish an aggregate amount of compensation, the members of the board of directors are then responsible for setting individual compensation levels.

For each of 2021, 2020 and 2019, the aggregate compensation we paid to the members of the board of directors was R$0.9 million, R$1.0 million and R$0.9 million, respectively.

For each of 2021 and 2019, the aggregate compensation we paid to the members of the fiscal council was R$240 thousand and R$112 thousand, respectively. In 2020, the fiscal council was not installed.

For each of 2021, 2020 and 2019, the aggregate compensation we paid to the executive officers was R$4.4 milion, R$5.0 million (net of bonuses for Gafisa executive officers) and R$7.0 million (net of bonuses for Gafisa executive officers), respectively, which includes, unless otherwise indicated, fixed compensation, annual bonus amounts and the costs related to Stock Options Programs.

Approximately 58% (40% 2020) of the total compensation paid to Gafisa officers is variable. For the year ended December 31, 2021, the total amount paid related to short-term bonuses was equivalent to 20%.

For each of 2021, 2020 and 2019, the individual compensation we paid to members of our board of directors (fixed compensation), fiscal council (fixed compensation) and officers (fixed compensation, short-term bonus and costs related to Stock Options Programs) is set forth in the tables below.

Gafisa

2021	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	8	3	8
Annual highest individual compensation (in R$)	120.000	80.000	600.000
Annual lowest individual compensation (in R$)(2)	120.000	80.000	308.000
Annual average individual compensation (in R$)	120.000	80.000	531.291

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2020	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	8	—	7
Annual highest individual compensation (in R$)	95,000	—	562,834
Annual lowest individual compensation (in R$)(2)	13,333	—	287,532
Annual average individual compensation (in R$)	63,375		330,404

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

2019	Board of Directors	Fiscal Council	Executive Officers
Number of members(1)	10	3	6
Annual highest individual compensation (in R$)	105,067	39,200	700,000
Annual lowest individual compensation (in R$)(2)	36,667	24,000	225,000
Annual average individual compensation (in R$)	85,333	30,200	333,000

(1)	Based on the average number of members during the period.

(2)	Annual lowest individual compensation includes only the members of board of directors, fiscal council and executive officers and does not include members who are also executive officers (if a member is an executive officer, he or she is paid as an executive officer).

C.	Board Practices

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

Our executive officers are our legal representatives and are primarily responsible for managing our day-to-day operations and implementing the general policies and guidelines set forth in our shareholders’ general meetings and by our board of directors. Our bylaws require that our board of officers be composed of at least two members and a maximum of eight members. The members of our board of officers are appointed by our board of directors for a term of three-years, and may be reelected or removed by our board of directors at any time. Our bylaws and our board of directors determine the role of our executive officers. Currently, we have a board of officers comprised of five members: Guilherme Augusto Soares Benevides, Guilherme Luis Pesenti e Silva, Luiz Fernando Ortiz Fabio Freitas Romano and Sheyla Castro Resende.

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

D.	Employees

As of December 31, 2021, we had 400 employees at Gafisa across the following states:

States	Gafisa Number of Employees
Curitiba	2
Rio de Janeiro	45
São Paulo	353
Total	400

The table below shows the number of employees for the periods presented, within the macro areas of the company:

Period	Operations	Administration & Finance	Business Development	Sales	Total
2021	159	171	29	41	400
2020	136	109	11	21	277
2019	98	90	8	19	215
2018	234	127	26	35	422
2017	242	213	60	131	646

Our administrative employees carry out management, finance, information technology, legal and human resources activities among others. Our construction site employees focus on management and oversight of our construction workers, the majority being outsourced. The outsourced professionals are hired by the contractors to carry out various tasks on the construction sites. As of the date of this annual report, we estimate that approximately 971 outsourced professionals are providing services to Gafisa across Brazil, all in the Southeast region of Brazil.

We offer training programs to our employees, subcontractors and outsourced employees. All of our professionals involved in the construction of our developments are trained prior to the beginning of their work and are supervised directly by our engineers.

The majority of our employees and outsourced professionals of the State of São Paulo are enrolled with the Civil Construction Industries Workers’ Union (SINTRACON). As a rule, the Civil Construction of Large Building Industry in the State of São Paulo (SINDUSCON-SP) annually negotiates with SINTRACON collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of São Paulo was executed in May 2021, establishing a salary adjustment of 7.59% as of May 2021. This collective bargaining agreement became effective in May 2021 and will expire in April 2022. The majority of our employees and outsourced professionals of the State of Rio de Janeiro are members of the Civil Construction, Tiles, Cement, Marble and Granite Products, Road Construction, Paving, and Land Moving and Industrial Maintenance and Assembly Industries’ Workers Union of the Rio de Janeiro Municipality (SINTRACONST-RIO). As a rule, the Civil Construction of Large Building Industry in the State of Rio de Janeiro (SINDUSCON-RIO) annually negotiates with SINTRACONST-RIO the collective bargaining agreements applicable to our employees. The most recent collective bargaining agreement for our employees and outsourced professionals in the State of Rio de Janeiro was executed in March 2020, establishing a salary adjustment of 3.5% as of March 2021. This collective bargaining agreement became effective in March 2021 and expired in March 2022. As of the date of this annual report, we are negotiating the collective bargaining agreements for our employees in the states of São Paulo and Rio de Janeiro related to 2022.

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

The table below sets forth the number of our total shares beneficially owned by each of our directors and executive officers as of the date of this annual report:

Name	Position	Number of Shares Owned
Antonio Carlos Romanoski	Member of the Board of Directors	51,935
Eduardo Larangeira Jácome	Member of the Board of Directors	195,437
Nelson Sequeiros Rodriguez Tanure	Member of the Board of Directors	752,150
João Antonio Lopes Filho	Member of the Board of Directors	353,666
Gilberto Benevides	Member of the Board of Directors	14,233,444
Thomas Cornelius Azevedo Reichenheim	Member of the Board of Directors	64,120
Luiz Fernando Ortiz	Statutory Officer	104,534
Guilherme Luis Pesenti e Silva	Statutory Officer	87,249
Guilherme Benevides	Statutory Officer	1,885,716
Fabio Romano	Statutory Officer	351,853

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

Under this stock option plan, the board of directors may also grant different types of options to certain beneficiaries, namely “A options,” which are regular options, and “B options,” for the exercise price of R$0.09. The exercise of B options, if granted, is subject to the proportional purchase of common shares or exercise of a regular option under this 2008 stock option plan, according to the terms and conditions set forth in each program, and to lapse two years from the common share purchase date.

On April 30, 2021, our shareholders approved a new stock option program. However, as of the date of this annual report, all active stock option programs follow the 2008 stock option plan.

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

As of the date of this annual report, options to purchase 302.532 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. The options granted included 222.912 “B” options, and all of them have been acquired or expired pursuant to such program.

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

As of the date of this annual report, options to purchase 297.677 shares of our common shares have been granted to key employees and executive officers pursuant to this second program. The options granted included 217.222 “B” options, and all of them have been acquired or expired pursuant to such program.

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

As of the date of this annual report, options to purchase 323.500 shares of our common shares have been granted to employees and executives pursuant to this agreement. The options granted included 124.651 “B” options. Out of the total options granted, all of them have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 264.750 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, all of them have been acquired, expired or cancelled pursuant to such program.

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

As of the date of this annual report, options to purchase 163.900 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, none have been acquired or expired pursuant to such agreement.

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

As of the date of this annual report, options to purchase 2.685.474 shares of our common shares have been granted to key employees and executive officers pursuant to this agreement. Out of the total options granted, 2.252.076 have been canceled or expired pursuant to such agreement.

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

2021 Stock Option Plan and Programs

On April 30, 2021, our shareholders approved a new stock option plan. However, as of the date of this annual report, all active stock option programs follow the 2008 stock option plan. The exercise price for all programs to be approved under the 2021 stock option plan is the average price of Gafisa stock during the immediately preceding 4th quarter, with a 20% discount.

Gafisa Active Programs	Number of Stock Options granted (2)	Number of Stock Options Outstanding (Not Expired or exercised) as of the date of this annual report (2)	Exercise Price per Stock Option (2)	Expiration
August 2012 (Standard SOP) (1)	264,036	77,852	17.01	August 2025
May 2013 (Standard SOP) (1)	101,612	21,210	28.29	May 2027
April 2016 (Standard SOP) (Gafisa)	163,900	176,221	19.40	April 2022
March 2018 (Standard SOP) (Gafisa)	2,685,474	433,398	15.00	March 2025
March 2021 (Standard SOP) (Gafisa)	3,243,126	2,270,188	3.49	March 2023
Total		2,978,869

(1)	Options unvested or vested and not yet exercised.

(2)	Considering the reverse stock split of all Gafisa’s shares at a ratio of 13.483023074 to 1 consummated on March 23, 2017 and other adjustments.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of the date of this annual report, the following shareholders held more than 5.0% of our common shares:

Shareholders	Shares	(%)
MAM Asset Management Gestora de Recursos	50,650,604	15.01%
Planner Corretora de Valores	16,231,139	4.81%
JPMorgan Chase & Co	13,227,872	3.92%
Others	257,336,111	76.17%
Total	337,445,727	100.00%

The following table sets forth information of our directors and officers as a group, as well as common shares held in treasury and other shares in the public float. Each holder of common shares has the same rights.

Shareholders	Shares	(%)
Board of Directors and Officers	18,398,189	5.45%
Treasury shares	296,211	0.09%
Public Float	318,751,327	94.46%
Total	337,445,727	100.00%

We had a total of 36 record shareholders located in the United States. We are not aware of any shareholders’ agreement currently in force with our main shareholders.

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

As of and for the years ended December 31, 2021, 2020 and 2019, we have not entered into any loan or other type of financing agreement with our directors or executive officers. In the year ended December 31, 2021, the amount of transactions related to units sold to management members was R$2.8 million. In the years ended December 31, 2020 and 2019, there were no units sold to management members. There was no amount receivable as of December 31, 2021, 2020 and 2019.

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

Civil Claims

As of December 31, 2021, we were a party to 3.636 civil claims, totaling R$223.2 million. Most of these civil claims involve ordinary course of business matters relating to the development of our properties, including annulment of contractual clauses and termination of agreements with the reimbursement of the amounts paid. We have also minority civil claims where we discuss the resolution of the construction partnership.

As of December 31, 2021, the provisions related to civil claims include R$17.7 million related to lawsuits in which the Company is included as successor in enforcement actions for judicial and extrajudicial debts, in which the original debtor is a former shareholder of Gafisa, Cimob Companhia Imobiliária (“Cimob”) or companies that are part of the economic group of Cimob. The plaintiff alleges that the Company should be liable for the debts of Cimob. We have made judicial deposits amounting to R$20.2 million in connection with these claims. The

Company is filing appeals against all decisions, as it considers that the inclusion of Gafisa in the claims to be legally unreasonable; these appeals aim at releasing amounts and obtaining the recognition that it cannot be held liable for the debt of a company that does not have any relationship with Gafisa. The Company has obtained both favorable and unfavorable decisions on appeal, and the final decision of each pending appeal cannot be predicted at present.

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

As of December 31, 2021, the provision for our civil claims amounted to R$237.7 million.

Environmental Claims

As of December 31, 2021, we were the defendants in certain environmental claims alleging damage to a permanent conservation area and we are currently not able to estimate the aggregate amount of such claims.

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

As of December 31, 2021, we have made no provisions for environmental claims.

Tax Claims

As of December 31, 2021, we were party to several tax proceedings involving tax liabilities in the aggregate amount of R$180 million. As of December 31, 2021, the provision for tax liabilities amounted to R$1.0 million. In addition, we have deposited R$37,3 million with the court in connection with some of these proceedings. These amounts take into consideration the tax liabilities of our subsidiaries, in proportion to our interest in their share capital. The main tax proceedings to which we are a part are described below.

Several municipalities charge a municipal tax on construction services on an arbitrated basis, which varies depending on the characteristic of the construction. We have filed lawsuits against the municipalities of São Paulo and Rio de Janeiro to challenge the calculation of the arbitrated basis on several of our developments under construction. In these proceedings, we deposited R$14.1 million with the courts and we are awaiting the final decisions.

In addition, the municipality of São Paulo has issued tax assessments against us. We have filed administrative defenses and are awaiting the final administrative decisions. The total amount involved in these proceedings in 2021 is R$5.6 million.

We filed a lawsuit against the Brazilian Internal Revenue (Receita Federal) to challenge the increase in the PIS and Cofins rates from 0% to 0.65% and 4%, respectively, on financial income earned by legal entities subject to the non-cumulative regime, on the basis that in our view, this increase is illegal and unconstitutional. Accordingly, we requested from the Brazilian courts a preliminary injunction prohibiting the Brazilian Ministry of Finance from collecting the PIS and Cofins contributions on financial revenues. The Brazilian courts denied our request. We appealed the decision and as of December 31, 2021, we had deposited R$20 million with the court in connection with the lawsuit, which is pending a final decision.

We are also party to three proceedings with the Brazilian Internal Revenue (Receita Federal) related to taxes in connection with our stock options plans, which the Brazilian Internal Revenue (Receita Federal) alleges that we owe. The total amount of the proceedings is R$38 million, and we have filed our defenses to dismiss these proceedings as we believe we do not owe these taxes. In 2020 a judicial decision dismissed a R$6 million assessment. In 2021, through another lawsuit we filed our defenses to dismiss a R$7 million assessment. As of the date of this annual report, these proceedings are pending and no provisions have been made.

Labor Claims

As of December 31, 2021, we were a defendant in 916 labor claims resulting from our ordinary course of business, of which approximately 80% were filed by outsourced workers and approximately 20% were filed by our former employees. The alleged legal bases for these claims mainly relate to termination benefits, overtime hours, employee relationship and dismissal rights. As of December 31, 2021, the total value involved in the labor claims filed against us was approximately R$79.5 million. As of December 31, 2021, the provision for labor claims amounted to R$6.9 million.

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

In parallel, taking into account possible deviations of capital and assets by BKO, Gafisa requested the seizure of R$59.9 million, and the Arbitral Tribunal granted the seizure of 5% (five percent) of BKO’s net sales and credits arising from a lawsuit filed by BKO (Case file No. 1068081-53.2015.8.26.0100). The seizure of net sales was later replaced by an attachment over more than 20 real estate properties belonging to BKO and some affiliated companies. The affiliated companies filed a motion to dismiss the attachment over their assets. The lower court granted the plaintiffs’ request in limine. In response, Gafisa filed an appeal to the Court of Appeals in order to reestablish the attachment. On February 14, the court of appeals upheld Gafisa’s appeal, and the attachment was shortly re-established, to be again suspended on September, while pending an appeal to the Superior Court. As of the date of this annual report, the orders are still pending a final decision.

As of December 31, 2021, we had not recorded any provisions for our arbitration claims.

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

Allocation of Net Income

According to Brazilian corporate law, we have two types of reserve accounts: (1) profit reserves and (2) capital reserve.

Profit Reserves

Our profit reserves consist of the following:

•	Legal Reserve. Under Brazilian corporate law and our by-laws, we are required to maintain a legal reserve to which we must allocate 5% of our net income for each fiscal year until the aggregate amount of such reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our total share capital. The portion of our net income allocated to our legal reserve must be approved by our annual general shareholders’ meeting and the balance of such reserve may only be used to increase our share capital or to absorb losses, but is unavailable for the payment of dividends. As of December 31, 2021, there was a total amount of R$4.5 million allocated to our legal reserve.

•	Statutory Reserve. Under Brazilian corporate law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent distribution of the mandatory distributable amount. According to our bylaws, up to 71.25% of our net income may be allocated to an investment reserve to finance the expansion of our activities and the activities of our controlled companies by subscribing for capital increases, creating new projects or participating in consortia or any other type of association to achieve our corporate purpose. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. This statutory reserve is established in accordance with our bylaws as an investment reserve, and such reserve may not exceed 80% of our share capital. As of December 31, 2021, there was a total amount of R$64.3 million allocated to our statutory reserve.

•	Contingency Reserve. Under Brazilian corporate law, a percentage of our net income may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Management must indicate the cause of the anticipated loss and justify the establishment of the reserve for allocation of a percentage of our net income. Any amount so allocated in a prior year either must be reversed in the year in which the justification for the loss ceases to exist or charged off in the event that the anticipated loss occurs, whose value can be estimated. The allocations to the contingency reserve are subject to the approval of our shareholders in a general shareholders’ meeting. As of December 31, 2021, there was no amount allocated to our contingency reserve.

•	Non-realized Profit Reserve. Under Brazilian corporate law, the amount by which the mandatory distributable amount exceeds the “realized” net income in a given fiscal year, as proposed by the board of directors, the excess may be allocated to the investment reserve. Brazilian corporate law defines “realized” net profits as the amount by which net profits exceed the sum of (1) the net positive results, if any, from the equity method of accounting and (2) the net profits, net gains or net returns resulting from transactions or the accounting of assets and liabilities based on their market value, to be received after the end of the following fiscal year. All amounts allocated to the non-realized profit reserve must be paid as mandatory dividends when those “non-realized” profits are realized if they have not been designated to absorb losses in subsequent periods. As of December 31, 2021, there was no amount allocated to our non-realized profit reserve.

•	Retained Earnings Reserve. Under Brazilian corporate law, a portion of our net income may be reserved for investment projects in an amount based on a capital expenditure budget approved by our shareholders. If such budget covers more than one fiscal year, it might be reviewed annually at the general shareholders’ meeting. The allocation of this reserve cannot jeopardize the payment of the mandatory dividends. As of December 31, 2021, the amount of R$174.7 million was allocated to our retained earnings reserve.

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

In 2016, we did not distribute any dividends related to fiscal year 2015. In 2017, we did not distribute any dividends related to fiscal year 2016. In 2018, we did not distribute any dividends related to fiscal year 2017. In 2019, we did not distribute any dividends related to fiscal year 2018. In 2020, we did not distribute any dividends related to fiscal year 2019. In 2021, we did not distribute any dividends related to fiscal year 2020.

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

Although the Brazilian equity market is the largest in Latin America in terms of capitalization, it is smaller and less liquid than the major U.S. and European securities markets. The B3 is significantly less liquid than other major exchanges in the world. As of December 31, 2021, the average daily trading for all companies listed on B3, the only Brazilian stock exchange, represented approximately R$36.9 billion, according to B3 data. Although any of the outstanding shares of a listed company may trade on the B3, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, by government entities or by one main shareholder. The relative volatility and illiquidity of the Brazilian securities markets may substantially limit your ability to sell the common shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

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

Issued Share Capital

As of December 31, 2021, our share capital was R$1,248,575, all of which was fully subscribed and paid-in. Our share capital was comprised of 337,445,727 registered, book-entry common shares, without par value, of which 296,221 were held in treasury. Under our bylaws, our board of directors may increase our share capital to the limit of our authorized capital by issuing up to 600,000,000 common shares without the need of specific shareholder approval. Our shareholders must approve any capital increase above that amount at a shareholders’ general meeting. Pursuant to the agreement entered into with the B3 for the listing of our shares on the Novo Mercado, we are not permitted to issue preferred shares.

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

In 2020, the Company’s Board of Directors ratified the following capital increases:

•	On August 7, 2020: subscription and payment of 75,610,000 new common shares at the price of R$4.10, totaling R$310 million.

•	On September 25, 2020: subscription and payment of 95,121,951 new common shares at the price of R$4.10, totaling R$390 million.

•	On November 16, 2020: subscription and payment of 9,944,150 new common shares at the price of R$4.22, totaling R$42 million.

In 2021, the Company’s Board of Directors ratified the following capital increases:

•	On May 24, 2021: subscription and payment of 8,876,083 new common shares at the price of R$3.49, totaling R$37.299 million.

•	On September 28, 2021: subscription and payment of 27,892,638 new common shares at the price of R$4.59, totaling R$128 million.

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

According to the Listing Rules of the Novo Mercado, the company willing to negotiate its securities on the Novo Mercado shall, among other conditions: (1) execute a Listing Agreement in the Novo Mercado; (2) adapt its bylaws to comply with the minimum requirements determined in the Listing Rules of the Novo Mercado; and (3) the capital of the company shall be exclusively divided into common shares and a minimum free float equal to 25% of the capital stock (or 15% of the company’s capital stock, provided its Average Daily Trading Volume (ADTV) remains equal to or greater than R$25,000,000.00) shall be maintained by the company. The existence of founders’ shares by the companies listed on the Novo Mercado is prohibited.

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

Board of Directors

The board of directors of companies authorized to have their shares traded on the Novo Mercado shall be comprised of at least 20% of independent members, or 2 independent members, whichever is greater, as defined in the Listing Rules of the Novo Mercado. The members of the board of directors shall be elected by a shareholders’ general meeting for a maximum two-year term of office, and are eligible for reelection. All new members of the board of directors, of the board of officers and of the fiscal council shall, before taking office, undertake to comply with the arbitration clause in the bylaws.

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

Policy for the Trading of Our Securities

On, March 26, 2020, our board of directors approved the third amendment of our Conduct Manual on Information Disclosure and Use and Securities Trading Policy, which was approved on July 15, 2009, and establishes the following procedures regarding the policy for the trading of our securities:

•	any person with knowledge of the material transaction or event involving our company, who have signed the compliance statement and became aware of the information that has yet to be disclosed to the market, especially those parties with a commercial, professional or trust-based relationship with the Company, including independent auditors, securities analysts, consultants and securities brokers or dealers , are restricted from trading in our securities until such material transaction or event is disclosed to the market as a material fact, except as regards treasury stock transactions, through private trading, the exercise of options to purchase shares of our capital stock, with stock option plan approved by the shareholders, or trading performed by Bound Parties when carried out in accordance with an Individual Investment Plan. This restriction is extended to periods prior to the announcement of such information or annual or interim financial statements or prior to disclosure of a material fact in accordance with applicable law;

•	trading of our securities or transactions related to our securities carried out by the aforementioned persons pursuant to an Individual Investment Program, consisting of long-term investments, as defined in the Trading Policy, is not subject to the aforementioned restrictions;

•	the restrictions of the Trading Policy also apply to our former directors and executive officers who resigned prior to the public disclosure of a transaction or fact that began during their administration (a) for the six month period following the end of their duties with the company, or (b) until the disclosure of the material event or the related financial statements, whichever occurs first; and

•	the abovementioned restrictions also apply to indirect trading carried out by such persons, except those conducted by investment funds, provided that the investment funds are not exclusive and the transaction decisions taken by the investment fund officers cannot be influenced by its unit holders.

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

Purchases by us of our own Shares

Purchases by us of our own shares are regulated by CVM Rule No. 567 of September, 2015. The rule requires us to obtain the prior approval of our shareholders in connection with a purchase by us of our own shares if such purchase:

•	is conducted outside an organized securities markets and results, whether in a single transaction or by a series of transactions, in us acquiring more than 5% of the type or class of free float shares over a period of 18 months;

•	is conducted outside an organized securities markets and is for a price that is, (i) in the case of an acquisition of shares, more than 10% greater than the market quotation for such shares, or (ii) in the case of a disposal of shares, more than 10% lower than the market quotation for such shares;

•	aims to change or preserve the composition of the controlling stock or the administrative structure of the company; or

•	is conducted outside an organized securities markets with a related party.

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

As of September 2015, pursuant to changes introduced by CVM Rule No. 568/15 to CVM Rule No. 44/21 (old CVM Rule No. 358/02), we are required to disclose to the CVM and to the B3 the total amount and the characteristics of securities issued by us, which are held by us or any of our affiliates, as well as any change in such investments, within 10 days after the end of the month in which the relevant securities were traded.

In addition, CVM Rule No. 568/15 also amended CVM Rule No. 44/21 regarding, among other things, (1) the change in the form of calculation of trades of relevant equity interests to determine when a disclosure obligation of those trades is triggered, and (2) the regulation of individual investment plans, as described below.

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

Disclosure of Material Developments

According to Law No. 6,385 of December 7, 1976, and subsequent amendments, and CVM Resolution 44/21 of August 23, 2021, and subsequent amendments, we must, by deliberation of the board of directors, adopt a policy of disclosure of a material act or fact. Therefore, we must disclose any material development related to our business to the CVM and to the B3 and must publish a notice of the material development. A development is deemed to be material if it has a material impact on the price of our securities, on the decision of investors to trade in our securities or on the decision of investors to exercise any rights as holders of any of our securities. CVM Resolution No. 44/21 lists some examples of material developments, including, among others: (i) a decision to promote the cancellation of registration of the publicly-held company; (ii) an incorporation, merger or spin-off involving the company or related companies; (iii) a change in the composition of the company’s equity; and (iv) a transformation or dissolution of the company.

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

On May 27, 2010, the shareholders of Gafisa approved the acquisition of 20% of Alphaville’s shares, by means of a merger of the totality of shares issued by Shertis Empreendimentos e Participações S.A. or “Shertis,” which main asset are shares representing 20% of Alphaville’s shares, in the total amount of R$126.5 million. As a consequence of such merger, Gafisa issued 9,797,792 common shares, paid to the former shareholders of Shertis. On July 3, 2013, we acquired the remaining shares of Alphaville, corresponding to 20% of its capital stock, by means of the acquisition by Tenda of all the shares of EVP Participações SA, a holding company that had Renato de Albuquerque and Nuno Luís de Carvalho Lopes Alves as shareholders and the holder of the remaining shares of Alphaville. Gafisa paid R$366,661,985.11 in Brazilian national currency to the former owners of the shares.

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

On October 29, 2021, we acquired Costa do Peró and Campo Grande from Wotan Realty Ltda, both located in Rio de Janeiro state. The negotiation of these SPEs was made through the issuance of debentures convertible into our shares in the amount equivalent to R$245.5 million.

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

Income tax

Dividends. Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of common shares or ADSs, are currently not subject to income withholding tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income withholding tax at varying rates depending on the year the profits were generated, according to the tax legislation applicable to each corresponding year. There is uncertainty regarding the taxation of dividends supported by profits earned in the 2014 calendar year, due to the new rules introduced in Brazil in order to align the Brazilian tax system with the International Financial Reporting Standards, or “IFRS,” as of January 1, 2015. As we did not earn profits in that year, this issue should not apply to us.

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

Law No. 11,727/08 created the concept of “Privileged Tax Regimes,” which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20%, or 17%, as applicable; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20%, or 17%, as applicable; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

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

Foreign Tax Credits

Subject to certain generally applicable limitations, which may vary depending upon a U.S. Holder’s circumstances, a U.S. Holder generally will be entitled to a credit against its U.S. federal income tax liability for Brazilian income taxes withheld from dividends on our ADSs or common shares, if such taxes were paid or accrued in a taxable year beginning before December 28, 2021. A U.S. Holder will be entitled to use these foreign tax credits to offset only the portion of its U.S. tax liability that is attributable to foreign-source income. This limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. In addition, a U.S. Holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. Recently issued Treasury regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the "Final Treasury Regulations"), impose additional requirements for foreign taxes to be eligible for credit. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends on our ADSs or common shares and, therefore, U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on our ADSs or common shares to which the Final Treasury Regulations apply.

Because a U.S. Holder’s gains from the sale or exchange of our ADSs or common shares will generally be treated as U.S. source income, the limitation described above may preclude a U.S. Holder from claiming a credit for all or a portion of the foreign taxes imposed on any such gains. In addition, in taxable years to which they apply, the Final Treasury Regulations generally will preclude U.S. Holders from claiming a foreign tax credit with respect to any tax imposed on gains from the disposition of shares by a jurisdiction, such as Brazil, that does not have an applicable income tax treaty with the United States, although such taxes may be applied to reduce the amount realized by the U.S. Holder on the disposition.

Subject to generally applicable limitations under U.S. law, a U.S. Holder may, at its election, deduct otherwise creditable taxes in computing taxable income in lieu of claiming a credit. An election to deduct creditable foreign taxes instead of claiming foreign tax credits applies to all such foreign taxes paid or accrued in the taxable year.

The rules governing foreign tax credits are complex and, therefore, U.S. Holders are urged to consult their own tax advisors regarding the creditability or deductibility of any Brazilian tax in their particular circumstances (including any applicable limitations).

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

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a PFIC for any taxable year if: (1) 75% or more of its gross income consists of passive income (the “income test”) or (2) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income (including cash and cash equivalents). Generally, “passive income” includes interest, dividends, rents, royalties and certain gains. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets of the other corporation and received directly its proportionate share of the income of the other corporation. The Company believes that it was not a PFIC for U.S. federal income tax purposes for its 2021 taxable year. However, because the Company’s PFIC status is an annual determination that can be made only after the end of each taxable year and will depend on the composition of its income and assets and the value of its assets for each such year, there can be no assurance that the Company will not be a PFIC for the current or any other taxable year.

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

The table below provides information about our significant interest rate-sensitive instruments (fixed and variable) as of December 31, 2021:

	As of December 31, 2021
	Expected Maturity Date
	Total	2022	2023	2024	2025 and later	Principal Index(1)	Fair Value
	(in millions of reais, unless otherwise indicated)
Liabilities:
Loans, financing and debentures:
Debentures	689.8	20.2	9.2	435.2	224.9	CDI/IPCA	543.6
Average interest rate	13.50%	15.34%	15.74%	14.94%	14.74%	—	9.21%
Loans and financing (working capital)	541.1	157.2	40.0	66.7	277.1	CDI	368.0
Average interest rate	14.28%	16.13%	16.54%	15.74%	15.54%	—	9.15%
Loans and financing — SFH	334.1	225.3	8.1	21.8	78.9	TR/CDI	302.3
Average interest rate	12.7%	14.5%	14.9%	14.1%	13.9%	—	5.07%
Total loans, financing and debentures	1.564.9	402.7.	57.3.	523.7.	580.9.	CDI/IPCA/TR
Derivate financial instrument	4,3	4,3	—	—	—	—	4.3
Real estate development obligations(2)	432.7	185.8	206.1	40.8	—	INCC	432.7
Obligations for purchase of land	325.7	198.8	103.6	23.3	0	INCC	325.7
Total	2,327.3	791.6	367.0	587.8	580.9	—	1,976.6
Assets:
Cash and cash equivalent	35.4	35.4	—	—	—	CDI	35.4
Marketable securities (current and non-current)	978.3	577.4	400.9	—	—	CDI	978.3
Receivables from clients	541.8	425.5	41.5	32.4	42.4	INCC/IGP-M	541.8
Receivables from clients(2)	342.7	245.0	58.2	33.3	6.2	INCC/IGP-M	342.7
Total client receivables	884.5	670.5	99.7	65.7	48.6	—	885
Total	1,898.2	1,283.3	500.6	65.7	48.6	—	1,898.78

(1)	See Notes 12 and 13 to our consolidated financial statements for information about the interest rates on our loans, financing and debentures. As of December 31, 2021, the annualized index was 4.42% for CDI, 0.05% for TR, 13.84% for INCC, 10.06% for IPCA and 17.79% for IGPM.

(2)	Includes commitments and receivables arising from units sold after January 1, 2004 for which balances have not been recorded in our balance sheet—CFC Resolution No. 963.

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

Foreign Exchange Rate

During 2021, we had no derivative financial instruments with the objective of hedging against fluctuations in foreign exchange rates. As of December 31, 2021, we had no debt in foreign currency.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	American Depositary Shares

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

Direct and Indirect Payments

Citibank N.A., located at 388 Greenwich Ave., New York, NY 10013, as depositary, has agreed to reimburse certain of our reasonable expenses related to our ADR program and incurred by us in connection with the program. As of December 31, 2021, we received from the depositary of our ADSs approximately US$24 thousand, which was used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

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

Management assessed the effectiveness of the Registrant’s internal controls over financial reporting as of December 31, 2021. In making this assessment, the Company’s management used the criteria set forth by the Internal Control-Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management believes that, as of December 31, 2021, the Company’s internal controls over financial reporting are effective based on those criteria.

(c) Attestation Report of Independent Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2021, has been audited by BKR – Lopes, Machado Auditores, an independent registered public accounting firm, as stated in its report which is included under Item 18 in this annual report on Form 20-F starting on page F-2.

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

The Audit Committee convened 6 times in 2021. The Audit Committee currently comprises Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello. Our board of directors has determined that Thomas Cornelius Azevedo Reichenheim, Gilberto Braga and Pedro Carvalho de Mello are each independent for the purpose of Rule 10A-3 of the Securities Exchange Act. Our board of directors has determined that Gilberto Braga is an audit committee financial expert within the meaning of the regulations promulgated by the Securities and Exchange Commission.

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

In July 2007, we established a “whistleblower channel” in order to receive “complaints,” by any person regarding any “unethical conduct” and “accounting, internal accounting controls, or auditing matters.” The complaints can be submitted confidentially and anonymously at the whistleblower’s discretion. The “whistleblower channel” can be accessed through our intranet, website, specific phone number or a letter that may be forwarded to our headquarters to the attention of our Ethics Committee and/or Audit Committee. Since its establishment, 1,086 issues were reported through our “whistleblower channel,” all of which related to personal conduct and information leaks and, therefore, without any financial impact on our results of operations.

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

In 2021, we updated and restructured the compliance program to to align with our ESG - Environmental, Social and Governance program, adding to the objectives established in the Law of Foreign Corrupt Practices and Brazilian anti-corruption legislation (pursuant to Law No. 12,846). The program includes senior management support, mapping and risk assessment, internal controls, internal audit, internal investigation, manuals and policies, communication and training, reporting channel, due diligence and inclusion and diversity.

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

The following table describes the total amount billed to us by BKR – Lopes, Machado Auditores (“BKR”), BDO RCS Auditores Independentes SS (“BDO”), and KPMG Auditores Independentes (“KPMG”) for services performed in 2021 and 2020, and the remuneration for these services in each year.

	2021	2020
	(in thousands of reais)
Audit fees(1)	1,456.7	1,187
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees(4)	246.2	442.9
Total	1,702.9	1,629.9

(1)	“Audit fees” are the aggregate fees billed by BKR (R$1,249.9 thousand in 2021 and R$497.9 thousand in 2020), BDO (R$206.9 thousand in 2021 and R$402.0 thousand in 2020), and KPMG (R$287.1 thousand in 2020) for the audit of our consolidated and annual financial statements including the audit of internal control over financial reporting, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements.

(2)	There were no “audit related fees” billed by BKR, BDO, and KPMG during 2021 or 2020.

(3)	There were no “Tax fees” billed by BKR, BDO, and KPMG during 2021 or 2020.

(4)	“All other fees” are the aggregate fees billed by BKR (R$246.2 thousand) for due diligence related services.

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

ITEM 16G. CORPORATE GOVERNANCE

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

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

GAFISA S.A.

By:	/s/ Guilherme Benevides
	Name:	Guilherme Benevides
	Title:	Principal Executive Officer

By:	/s/ Patricia Moraes
	Name:	Patricia Moraes
	Title:	Principal Financial Officer

Date: July 29, 2022

Management’s Annual Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting as defined in Rules 13a - 15(f) and 15d - 15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in Brazil (“Brazilian GAAP”), along with a reconciliation of net income and equity from Brazilian GAAP to accounting principles generally accepted in the United States of America (“US GAAP”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Brazilian GAAP, along with a reconciliation of net income and equity from Brazilian GAAP to US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in “Internal Control - Integrated Framework (2013 Framework)”.

Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2021, has been audited by BKR - Lopes, Machado Auditores, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, Brazil

July 29, 2022

By:	/s/ Guilherme Augusto Soares Benevides
Name: Guilherme Augusto Soares Benevides
Title: Principal Executive Officer and Investor Relations Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gafisa S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years in the years ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020, in accordance with the accounting practices adopted in Brazil, applicable to Brazilian real estate development entities, registered with the Brazilian Securities and Exchange Commission (CVM).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated July 29, 2022, expressed an unqualified opinion thereon.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which it relates.

Revenue Recognition

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

Provisions and contingent liabilities

Critical Audit Matter Description

According to Note 2.2.1 – item c) and 16, the Company and its subsidiaries are parties to lawsuits of tax, civil and labor nature, for which Management estimates the involved amounts and records a provision in the consolidated financial statements for the cases it considers that there will be a probable loss, as established in the accounting standard CPC 25 (IAS 17) - Provisions, Contingent Liabilities and Contingent Assets. Besides the lawsuits considered as probable loss, the Company is party to labor and civil lawsuits in progress, for which no provision is recorded, as the likelihood of loss is considered possible or remote by the Company, based on the positions of its legal counsel. The risk evaluation and loss estimates are prepared by the Company based on available evidence and opinion of the legal counsel, involving high judgment level, given the complexity of themes. The progress of such lawsuits in the many applicable levels may result in change in the evaluation of risk of loss, and significantly impact the recognized provisions and the profit or loss of the Company and its subsidiaries. Due to the volume of claims, the criteria established for timely identifying the need for recognizing a provision and the existence of significant judgments involved in the process of evaluation and measurement of provisions and disclosures of contingent liabilities, we considered it a critical audit matter.

How the Critical Audit Matter was Addressed in the Audit

Our audit procedures included, but were not limited to the following: (i) testing of the operating effectiveness of the internal controls related to proper accrual of loss contingencies (ii) obtaining, reading and evaluating the mails of the legal counsel of the Company and its subsidiaries, (iii) matching the total contingent liabilities mentioned by the Company’s legal counsel that are expected to lead to a probable outflow of funds with the existing provision in the consolidated financial statements, (iv) inspecting the Company’s meeting minutes, and (v) analyzing the disclosures made in the notes to the consolidated financial statements.

Business combination

Critical Audit Matter Description

As detailed in Notes 2.1 and 9.3 to the consolidated financial statements, the Company completed the process of acquisition of two ventures (SPE´s) from Wotan Realty Ltda (“Wotan”) on October 29, 2021, these being SPE´s that carry out operations in the same business segments of the Company. This transaction was recognized by using the acquisition method, which requires, among other procedures, that the Company determines at the effective control acquisition date, the fair value of the consideration transferred, the fair value of assets acquired, and liabilities assumed, and the determination of goodwill or gain from bargain purchase. Such procedures often involve a high level of judgment and are subject to a high level of uncertainty. In view of the related high judgment level and the impact that any change in assumptions may have on the consolidated financial statements, we consider this to be a critical audit matter.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures included, but were not limited to, (i) reading the documents that formalized the transaction, such as executed contracts and approval in the board minutes, and obtaining evidence that support the determination of the control acquisition date and consideration transferred, and calculation of the acquisition cost; (ii) with the support of our corporate finance experts, we analyzed the methodology adopted for measuring the previously held interest in acquired assets and liabilities assumed, and evaluated the adopted assumptions for impairment test, (iii) evaluated the sensitivity analysis regarding the main adopted assumptions and the impacts of possible changes in such assumptions on the measured amounts and their relevance in relation to the consolidated financial statements as a whole. and (v) Evaluation of the related disclosure in the consolidated financial statements.

We have served as the Company’s auditors since 2020.

Rio de Janeiro - RJ, Brazil

July 29, 2022

/s/ BKR - Lopes, Machado Auditores

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Gafisa S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Gafisa S.A. and subsidiaries (the “Company”) as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of December 31, 2021, the related consolidated statements of profit or loss and comprehensive income (loss), changes in equity, value added and cash flows for the year then ended , and the related notes (collectively referred to as “the consolidated financial statements”) and our report dated July 29, 2022, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s assessment of the effectiveness of its internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Rio de Janeiro - RJ, Brazil

July 29, 2022

/s/ BKR - Lopes, Machado Auditores

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of Gafisa S.A.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gafisa S.A. (the “Company”) and subsidiaries as of December 31, 2019, the related consolidated statements of profit and loss and comprehensive income (loss), changes in equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2019, and the results of their operations and their cash flows for the year ended December 31, 2019, in conformity with Brazilian accounting practices, applicable to Brazilian real estate development entities, registered with the Brazilian Securities Commission (“CVM”).

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

São Paulo, Brazil

July 29, 2022

/S/ BDO RCS Auditores Independentes SS

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2021 and 2020

(In thousand of Brazilian Reais)

	Notes	2021	2020

Current assets
Cash and cash equivalents	4.1	35,424	29,038
Short-term investments	4.2	577,361	593,082
Trade accounts receivable	5	425,508	487,083
Properties for sale	6	1,679,739	1,243,841
Receivables from related parties	21.1	31,667	1,102
Prepaid expenses	-	1,586	890
Non-current assets held for sale	8.1	7,045	7,014
Other assets	7	150,865	180,837
Total current assets		2,909,195	2,542,887

Non-current assets
Long-term investments	4.2	400,893	-
Trade accounts receivable	5	116,223	217,169
Properties for sale	6	531,111	305,460
Receivables from related parties	21.1	66,766	115,502
Other assets	7	102,247	112,739
		1,217,240	750,870

Investments in ownership interests	9	272,009	307,412
Investment property	9.2	111,933	119,119
Property and equipment	10	44,033	25,181
Intangible assets	11	167,814	4,530
		595,789	456,242

Total non-current assets		1,813,029	1,207,112

Total assets		4,722,224	3,749,999

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated balance sheets

As of December 31, 2021 and 2020

(In thousand of Brazilian Reais)

	Notes	2021	2020

Current liabilities
Loans and financing	12	384,134	332,447
Debentures	13	20,291	120,737
Financial instrument	20	-	6,125
Payable for purchase of properties and advances from customers	17	256,113	336,029
Payables for goods and service suppliers	-	55,371	122,576
Taxes and contributions	-	87,018	86,831
Salaries, payroll charges and profit sharing	-	24,402	25.920
Provision for legal claims and commitments	16	125,547	147,066
Obligations assumed on the assignment of receivables	14	7,579	13,296
Payables to related parties	21.1	63,140	98,430
Other payables	15	344,030	186,466
Total current liabilities		1,367,625	1,475,923

Non-current liabilities
Loans and financing	12	490,983	338,027
Debentures	13	669,488	143,588
Financial instrument	20	4,328
Payable for purchase of properties and advances from customers	17	126,867	79,400
Deferred income tax and social contributions	19	86,701	14,649
Provision for legal claims and commitments	16	120,034	103,417
Obligations assumed on the assignment of receivables	14	6,552	10,896
Payables to related parties	21.1	10,427
Other payables	15	23,265	34,648
Total non-current liabilities		1,538,645	724,625

Equity
Capital	18.1	1,248,575	1,083,249
Treasury shares	18.1	(2,632)	(2,632)
Capital reserves and reserve for granting stock options	-	325,863	319,569
Profit reserve	18.2	243,445	153,254
Accumulated losses	18.2	-	-
		1,815,251	1,553,440
Non-controlling interests		703	(3,989)
Total equity		1,815,954	1,549,451
Total liabilities and equity		4,722,224	3,749,999

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of loss

Years ended December 31, 2021, 2020 and 2019

(In thousand of Brazilian Reais, except if stated otherwise)

	Notes		2021	2020	2019

Continuing operations
Net operating revenue	22		818,308	884,045	400,465

Operating costs
Real estate development and sales of properties	23		(609,678)	(715,264)	(282,684)

Gross profit			208,630	168,781	117,781

Operating (expenses) income
Selling expenses	23		(44,195)	(28,992)	(14,889)
General and administrative expenses	23		(135,381)	(98,768)	(68,314)
Income (loss) from equity method investments	9		36,189	10,101	(5,003)
Other income (expenses), net	23		154,314	(44,157)	(31,627)

Profit (loss) before finance income and expenses and income tax and social contribution			219,557	6,965	(2,052)

Finance expenses	24		(110,448)	(101,532)	(76,830)
Finance income	24		65,867	28,537	17,206

Loss before income tax and social contribution			174,976	(66,030)	(61,676)

Current income tax and social contribution			(13,678)	(7,608)	(1,984)
Deferred income tax and social contribution			(71,312)	-	37,259

Total Income tax and social contribution	19.	i	(84,990)	(7,608)	35,275

Net loss from continuing operations			89,986	(73,638)	(26,401)

Loss for the year			89,986	(73,638)	(26,401)

(-) Attributable to:
Noncontrolling interests			(205)	(478)	(361)
Owners of the parent			90,191	(73,160)	(26,040)

Weighted average number of shares (in thousands)	27		296.036	179,882	68,584

Basic earnings (loss) per thousand shares - In Reais	27		0.305	(0.407)	(0.380)
From continuing operations			0.305	(0.407)	(0.380)

Diluted earnings (loss) per thousand shares - In Reais	27		0.302	(0.407)	(0.380)
From continuing operations			0.302	(0.407)	(0.380)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of comprehensive loss

Years ended December 31, 2021, 2020 and 2019

(In thousand of Brazilian Reais, except if stated otherwise)

	2021	2020	2019

Loss for the year	89,986	(73,638)	(26,401)

Total comprehensive loss for the year, net of taxes	89,986	(73,638)	(26,401)

Attributable to:
Owners of the parent	90,191	(73,160)	(26,040)
Non-controlling interests	(205)	(478)	(361)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated statements of changes in equity

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

		Attributed to Owners of the Parent
	Notes	Capital	Treasury shares		Reserve for capital and granting shares	Profit reserve	Accumulated losses	Total Company	Noncontrolling interests	Total Consolidated
Balance as of December 31, 2018		2,521,319	(58,950)		337,351	-	(2,308,403)	491,317	1,874	493,191

Capital increase	18.1	404,961	-		(157)	-	-	404,804	-	404,804
Stock option plan	18.3	-	-		417	-		417	-	417
Treasury shares sold	18.1	-	141		-	-	7	148	-	148
Treasury shares cancelled	18.1	-	5,747		-	-	(5,747)	-	-	-
Treasury shares reissued	18.1	-	(20,671)		-	-	20,671	-	-	-
Share repurchase program	18.1	-	30,216		-	-	(19,452)	10,764	-	10,764
Recognition of reserves	-	-	-		-	-	-	-	(78)	(78)
Loss for the year	-	-	-		-	-	(26,040)	(26,040)	(361)	(26,401)

Balance as of December 31, 2019		2,926,280	(43,517)		337,611	-	(2,338,964)	881,410	1,435	882,845

Capital reduction	18.1	(2,585,032)		-	-	-	2,585,032	-	-	-
Capital increase	18.1	742,001		-	-	-	-	742,001	-	742,001
Expenditures for issuing shares		-		-	(18,288)	-	-	(18,288)	-	(18,288)
Stock option plan	18.3	-		-	246	-	-	246	-	246
Treasury shares sold	18.1	-	40,885		-	-	(19,654)	21,231	-	21,231
Recognition of reserves		-	-		-	-	-	-	(1)	(1)
Retained earnings	18.1	-	-		-	153.254	(153.254)	-	-	-
Acquisition of non-controlling interests	-	-	-		-	-	-	-	(4,945)	(4,945)
Loss for the year	-	-	-		-	-	(73,160)	(73,160)	(478)	(73,638)

Balance as of December 31, 2020		1,083,249	(2,632)		319,569	153,254	-	1,553,440	(3,989)	1,549,451

Capital increase	18.1	165,326	-		-	-	-	165,326	4,793	170,119
Expenditures for issuing shares		-	-		2,941	-	-	2,941	-	2,941
Netincome for the year	-	-	-		-	-	90,191	90,191	(205)	89,986
Allocation:	18.4	-	-		-	-	-	-	-	-
Legal reserve	-	-	-		-	4,510	(4,510)	-	-	-
Retained earnings	-	-	-		-	21,420	(21,420)	-	-	-
Reserve for investments	-	-	-		3,353	64,261	(64,261)	3,353	104	3,457

Balance as of December 31, 2021		1,248,575	(2,632)		325,863	243,445	-	1,815,251	703	1,815,954

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated cash flow statements

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

	2021	2020	2019
Operating activities
Income (loss) before income tax and social contribution	174,976	(66,030)	(61,676)
Expenses/(income) not affecting cash and cash equivalents:
Depreciation and amortization (Notes 10 and 11)	20,886	8,278	14,181
Stock option plan expense (Note 18.3)	2,007	(347)	(2,366)
Unrealized interests and charges, net	59,407	1,009	5,448
Warranty provision (Note 15)	7,541	9,208	(7,521)
Provision for legal claims and commitments (Note 16)	60,474	43,848	20,598
Provision for profit sharing (Note 25 (iii))	22,651	20.735	5,000
Allowance for expected credit losses and cancelled contracts (Note 5)	(19,997)	43,343	(47,257)
Provision for realization of non-financial assets:
Properties and land for sale (Note 6 and 8)	(41,563)	(69,282)	(37,446)
Provision for penalties due to delay in construction works (Note 15)	-	2,137	5,283
Income from equity method investments (Note 9)	(36,189)	14,780	5,003
Derecognition of goodwill from Properties for sale (Note 9)	(39,824)	-	-
Recognition of goowill from purchase price allocation report (Note 9)	(314,511)	-	-
Result of divestment in associate (Note 9)	-	-	78,008

Decrease/(increase) in operating assets
Trade accounts receivable	172,457	(206,326)	115,003
Properties for sale and land available for sale	(466,779)	(426,592)	151,465
Other assets	217,620	(151,536)	(32,044)
Prepaid expenses	(696)	970	808

Increase/(decrease) in operating liabilities
Payable for purchase of properties and advances from customers	(32,449)	193,001	(87,003)
Taxes and contributions	187	16,963	12,592
Payables for goods and service suppliers	(66,194)	27,559	(37,750)
Salaries, payroll charges and profit sharing	(24,169)	(7,072)	511
Other payables	101,541	51,061	(76,443)
Transactions with related parties	310	49,006	21,608
Paid taxes	(77,601)	(7,608)	(1,983)
Cash and cash equivalents from operating activities	(279,915)	(452,895)	44,019

Investing activities
Acquisition of property and equipment and intangible assets (Notes 10 and 11)	(41,749)	(16,746)	(3,581)
Increase in short-term investments	(657,162)	(564,749)	(387,319)
Redemption of short-term investments	672,883	373,562	90,280
Investments	(258,055)	(30,000)	-
Cash used in investing activities	(284,083)	(237,933)	(300,620)

Financing activities
Increase in loans, financing and debentures	763,268	625,677	122,639
Payment of loans, financing and debentures – principal	(133,815)	(382,666)	(229,846)
Payment of loans, financing and debentures – interest	(60,562)	(33,774)	(56,976)
Loan transactions with related parties	769	(12,604)	(11,179)
Repurchase of and proceeds from treasury shares (Note 18.1)	-	19,251	7,132
Capital increase	724	477,900	404,962
Cash and cash equivalents from (used in) financing activities	570,384	693,784	236,732

(+) Cash acquired from Upcon and Calçada	-	13,647	-

Net increase/(decrease) in cash and cash equivalents	6,386	16,603	(19,869)

Cash and cash equivalents
At the beginning of the year	29,038	12,435	32,304
At the end of the year	35,424	29,038	12,435

Net increase (decrease) in cash and cash equivalents	6,386	16,603	(19,869)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Consolidated added value statement

Years ended December 31, 2021, 2020 and 2019

(In thousands of Brazilian Reais)

	2021	2020	2019

Revenues	854,059	935,013	437,289
Real estate development and sales of properties	834,062	978,360	390,032
Reversal (recognition) of allowance for doubtful accounts and cancelled contracts	19,997	(43,347)	47,257
Inputs acquired from third parties (including taxes on purchases)	(479,634)	(721.921)	(306,908)
Operating costs- Real estate development and sales	(567,815)	(623,106)	(244,409)
Materials, energy, outsourced labor and other	(87,259)	(98,815)	82,009
Gain from bargain purchase	-	-	16,592
Loss on realization of investment measured at fair value	-	-	(161,100)
Others	175,440	-	-

Gross value added	374,425	213,092	130,381

Depreciation and amortization	(20,886)	(8,278)	(14,181)

Net value added produced by the entity	353,539	204,814	116,200

Value added received on transfer	102,056	13,758	12,203
Income from equity method investments	36,189	(14,779)	(5,003)
Finance income	65,867	28,537	17,206

Total value added to be distributed	455,595	218,752	128,403

Value added distribution	455,595	218,752	128,403
Personnel and payroll charges	74,887	39,652	28,429
Taxes and contributions	137,754	67,271	7,106
Interest and rents	152,763	184,809	118,908
Retained earnings attributable to noncontrolling interests	205	478	361
Incurred losses	89,986	(73,638)	(26,401)

The accompanying notes are an integral part of these consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

In the year 2021, the Company continued to observe the economic scenario and did not note any significant impact of the Coronavirus outbreak on its operations. The Crisis Management Committee continues to hold frequent meetings and has total availability for discussing and taking important disease prevention measures.

Awareness campaigns to promote actions that mitigate transmission (frequent hygiene, distancing, meeting through virtual platforms, exclusive service channel, among others) have been created. We have implemented a series of educative and preventative measures targeted at our construction site employees, reducing the staff considered to be in the risk group. The sales activities have focused on digital interactions with prospective customers. With the increase of the vaccination rate in the country, the Company keeps monitoring the scenario with its focus on the safety of its employees, and the implementation of the hybrid work model.

The Company will keep following the implementation of the necessary actions with the Government Authorities, Ministry of Health, and trade associations.

Until the disclosure date of these financial statements, the Company has not noted a significant increase in customer default and contract cancellation or reduction in sales volume. Moreover, the construction of ventures has been according to the original schedule, as it is considered an essential service by the federal government.

In addition, a volatility in the Company’s stock price traded on the stock exchange has been noted as a result of the global concern for this pandemic and its developments.

Management understands that at present the projections used in the analysis of realization of its assets shall not suffer significant changes in the face of this event and keeps the adopted assumptions.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.	Operations --Continued

1.2	Gafisa Propriedades

In the year 2020, the Company created a new business unit, which comprises real estate assets aimed to generate income, focused on management services of own and third-party real estate. Gafisa Propriedades (former Upcon S.A) is born with Gafisa S.A.’s then existing assets and others in development (Note 9.2) and with acquisitions of assets in unique locations and/or market opportunities. The following acquisitions are worthy of note in the year:

•	In January 2021, the Company acquired shares in a real estate investment fund, focused on the acquisition of 32 studio apartments and the “Hotel Fasano Itaim” venture. The transaction totaled R$ 310,000, with the interest of Gafisa Propriedades reaching 80.37% in Hotel Fasano Itaim and 100% in studio apartments.

•	In January 2021, Gafisa Propriedades acquired shares in an equity fund, which made investments to obtain Jardim Guadalupe Shopping and signed an agreement for the acquisition of São Conrado Fashion Mall. The transaction totals R$ 99,300, in two tranches, the first in January 2021, and the other in January 2022.

•	In March 2021, the Company informed that Gafisa Propriedades acquired shares in an exclusive real estate investment fund, aiming at entering Cidade Matarazzo, related to the acquisition of private suites with hotel services.

•	In October 2021, the Company completed the acquisition of two ventures from Wotan Reality S.A. (Note 9.1.1), located at Cabo Frio and Campo Grande, in the state of Rio de Janeiro. Such ventures are aligned with the Company’s strategy to regain its position in the Rio de Janeiro’s market. The acquisition was made through the issuance of debentures totaling R$245,242.

In the year ended December 31, 2021, the Company made investments in the above-mentioned acquired assets, to maximize its profitability.

1.3	Gafisa Rio

On November 16, 2020, the Company completed the acquisition of four ventures of Calçada S.A. (Note 9.1.1), marking the return of Gafisa to Rio de Janeiro’s real estate development market. “Gafisa Rio” becomes the Company’s base for operating in the segment with local office and performing an active role on the acquisition of new land and launches in progress.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies

2.1.	Basis of presentation and preparation of individual and consolidated financial statements

On July 29, 2022, the Company’s Board of Directors approved these consolidated financial statements of the Company and authorized their disclosure.

The consolidated financial statements of the Company have been prepared and are being presented according to the accounting practices adopted in Brazil, including the pronouncements issued by the CPC, approved by the Brazilian Securities and Exchange Commission (CVM) (“Brazilian GAAP” or “BR GAAP”).

Brazilian GAAP, differs from International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) in certain respects, including the fact that under Brazilian GAAP the application of percentage of completion accounting by real estate companies is applied under more circumstances than are permitted by IFRS, including interpretations on the accounting treatment for cancelations. This application of Brazilian GAAP is commonly referred to in Brazil as IFRS applicable to real estate development entities in Brazil, registered with the CVM. The aspects related to the transfer of control in the sale of real estate units follow the understanding expressed by the CVM in Circular Letter/CVM/SNC/SEP 02/2018 about the application of Technical Pronouncement CPC 47 – Revenue from contracts with customers (IFRS 15), regarding revenue recognition, and the respective costs and expenses arising from real estate development operations by reference to the stage of completion (percentage of completion method), including the accounting treatment for cancelations. Accordingly, for the purpose of its annual filing with the United States Securities and Exchange Commission, the accompanying consolidated financial statements prepared in accordance with BR GAAP have been reconciled to US GAAP as presented in Note 32 to these financial statements. US GAAP condensed consolidated balance sheets have been included in Note 32 (d)(i) for 2021, 2020 and 2019 US GAAP consolidated statements of profit or loss and comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 have been included in Note 32 (d)(ii) and Note 32 (d)(iii), respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.1.	Basis of presentation and preparation of individual and consolidated financial statements--Continued

The consolidated financial statements have been prepared on historical cost, except for those measured at fair value, when indicated, and on a going concern basis. Management assesses the Company’s ability to continue as going concern when preparing the consolidated financial statements.

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

(iv)	Investment property operations

Income related to the properties held to be leased under operating lease, recognized on straight-line basis over the lease term.

2.2.3.	Financial instruments

Financial instruments are recognized from the date the Company becomes a party to the contractual provisions of financial instruments.

(a)	Financial assets

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

In the year ended December 31, 2021, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year. In accordance with its treasury policies, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in May 2022. The Company does not adopt the hedge accounting practice.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

December 31, 2021

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

A debt security convertible into the Company’s common shares is presented separately in the statement of financial position between the liability and equity components. The issuer’s obligation to make payments of interest and principal is a liability that exists while the instrument is not converted and the equity instrument is an embedded option to convert the liability into the issuer’s shares.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.12.	Intangible assets

(i)	Expenditures related to the acquisition and implementation of computer systems and software licenses are recorded at acquisition cost and amortized on straight-line basis over a period of up to five years and are subject to periodic assessments of impairment of assets.

(ii)	The Company’s investments in subsidiaries include goodwill when the acquisition cost exceeds the market value of net assets of the acquiree.

(iii)	A portion of the allocation of goodwill arising from the acquisition of subsidiaries was given to the licenses obtained for development of ventures and acquisition of assets.

Impairment testing of goodwill is performed at least annually, or whenever circumstances indicate an impairment loss.

2.2.13.	Payables for purchase of properties and advances from customer

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.14.	Income tax and social contribution on net income --Continued

(i)	Current income tax and social contribution--Continued

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

December 31, 2021

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

For a sale to be considered highly probable, the Company must be committed to a plan to sell the asset and have initiated a program for finding a buyer and complete the plan at a price that is reasonable in relation to its current fair value. In addition, the sale must be expected to be completed within one year of the classification date, unless events beyond the control of the Company change such period.

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

December 31, 2021

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

In the year ended December 31, 2021, the Company made a business combination transaction, related to the acquisition of the totality of shares in two real estate ventures from Wotan Realty S.A., in Rio de Janeiro (Note 9.3).

In the year ended December 31, 2020, the Company made a business combination transaction, related to the acquisition by Gafisa of the totality of shares issued by Upcon, which became a subsidiary of the Company, and the acquisition of the totality of interest in four real estate ventures of Calçada S.A. in Rio de Janeiro (Note 9.3).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.	Presentation of financial statements and summary of significant accounting policies--Continued

2.2.	Summary of significant accounting policies--Continued

2.2.30.	Unincorporated Joint venture (SCP)

In order to make real estate projects viable, the Company signed agreements with partners in some businesses, called silent partners, according to Article 991 of the Civil Code. The obligations to partners comprise the amounts contributed by them in the respective ventures, being recorded in the group of other payables to third parties (Note 15). The obligations will be settled as the profits from real estate ventures are distributed. In these agreements, the Company is defined as general partner, being the one legally responsible for the risks and obligations arising from the real estate venture as established in the Law, therefore, all assets and liabilities related to such agreements are fully reported in the financial statements.

3.	New standards, changes and interpretation of standards issued and adopted from 2021, and not yet adopted

3.1	New standards, changes and interpretation of standards issued and adopted from 2021

The standards and amendments issued during the year 2021 did not exert significant impact on the Company’s financial statements.

3.2	New standards, changes and interpretation of standards issued and not yet adopted

A series of new standards are coming into effect for years beginning after January 1, 2022. The Company has not adopted these standards in the preparation of the accompanying Financial Statements. The following amended standards and interpretations shall not have a significant impact on the Company’s consolidated financial statements.

(i)	Onerous contracts - costs of fulfilling a contract (amendments to CPC 25/IAS 37)

(ii)	Interest rate benchmark reform – Phase 2 (amendments to CPC 48/IFRS 9, CPC 38/IAS39, CPC 40/IFRS 7, CPC 11/IFRS 4 and CPC 06/IFRS 16),

(iii)	Property, plant and equipment: Proceeds before intended use (amendments to CPC 27/IAS 16)

(iv)	Reference to the Conceptual Framework (amendments to CPC 15 / IFRS 3)

(v)	Classification of Liabilities as Current or Non-current (amendments to CPC 26/IAS 1)

(vi)	IFRS 17 Insurance Contracts.

(vii)	IAS 12 Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (amendments to CPC 32)

(viii)	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

(ix)	Annual improvements for the IFRS 2018-2020 cycle (amendments to IFRS 1, IFRS 9, IFRS 16, and IAS 41);

There is no other standard, changes to standards or interpretation issued and not yet adopted that could, on the Management’s opinion, have significant impact arising from their adoption on its financial statements, however, studies on them are in progress.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.	Cash and cash equivalents and short-term investments

4.1.	Cash and cash equivalents

	2021	2020

Cash and banks	35,424	29,038
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	35,424	29,038

4.2.	Short-term investments

	2021	2020

Fixed-income funds (a)	277,868	144,437
Government bonds (LFT) (a)	-	3,078
Real estate investment fund (a)	29,292	151,553
Bank certificates of deposit (b)	110,252	118,466
Restricted credits (c)	159,949	175,548

Total Short-term investments (Note 20.i.d, 20.ii.a and 20.iii)	577,361	593,082
Long-term investment funds (d)	400,893	-
Total Short and Long-term investments	978,254	593,082

(a)	Exclusive fund managed by Planner Trustee Distribuidora de Títulos e Valores Mobiliarios and and open-end funds whose purpose is to invest in financial assets and/or fixed-income investment modalities that follow the fluctuations in interest rates in the interbank deposit market (CDI), by investing its funds mostly in investment fund shares and/or investment funds comprising investment fund shares. The Company entered into a swap contract to mitigate the risk of its exposure to index and interest rate volatility (Note 20(i)(b)).

(b)	As of December 31, 2021, Certificates of Bank Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 95.5% to 105.5% (93.5% to 103.5% as of December 31, 2020).

(c)	Restricted cash in guarantee to loans are represented to funds pledged to transactions with financial institutions.

(d)	According to Note 1.2, in the year ended December 31, 2021, Gafisa Propriedades acquired shares in investment funds that are disclosed in their quota fair value, in the context of the following acquisitions:

i.	Hotel Fasano, transaction made through multi-asset fund

ii.	Cidade Matarazzo, transaction made through a real estate investment fund.

iii.	Shopping Fashion Mall and Jardim Guadalupe Shopping, made through equity fund.

The Company, through its subsidiary Gafisa Propriedades, measured the amount representing investment funds at fair value through profit or loss, according to CPC 38 – Financial Instruments, and the total amount measured of fund share appreciation was R$42,852 (Note 24).

5.	Trade accounts receivable

	2021	2020

Real estate development and sales	599,459	749,065
( - ) Allowance for expected credit losses	(9,447)	(16,365)
( - ) Allowance for cancelled contracts	(67,648)	(80,727)
( - ) Present value adjustment	(7,219)	(7,038)
Services and construction and other receivables	26,586	59,317

Total trade accounts receivable (Note 20.i.d e 20.ii.a)	541,731	704,252

Current	425,508	487,083
Non-current	116,223	217,169

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

The current and non-current portions have the following maturities:

Maturity	2021	2020

Overdue:
Up to 90 days	12,493	42,726
From 91 to 180 days	6,460	38,081
Over 180 days	163,077	157,484
	182,030	238,291

Maturity:
2021	-	350,078
2022	322,089	72,280
2023	45,198	46,790
2024	33,279	27,269
2025 onwards	43,449	73,674
	444,015	570,091

( - ) Present value adjustment	(7,219)	(7,038)
( - ) Allowance for expected credit losses and cancelled contracts	(77,095)	(97,092)

	541,731	704,252

The balance of accounts receivable from units sold and not yet completed is not fully reflected in the consolidated financial statements. Its recording is limited to the portion of the recognized revenues net of the amounts already received, according to the accounting practice mentioned in Note 2.2.2(i)(b).

As of December 31, 2021, the amount received from customers in excess of the recognized revenues totaled R$57,356 (R$151,172 in 2020) in the consolidated statements, and are classified as Payables for purchase of properties and advances from customers (Note 17). Additionally, as of December 31, 2021, the amount related to contract assets totaled R$213,334 (R$240,006 in 2020).

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

During the years ended December 31, 2021 and 2020, the changes in the allowance for expected credit losses are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.	Trade accounts receivable--Continued

Balance at December 31, 2019	(53,750)
Acquired balance from Upcon and assets from Calçada	(3,568)
Additions (Note 22)	(76,905)
Write-offs / Reversals (Note 22)	37,131
Balance at December 31, 2020	(97,092)
Additions (Note 22)	(28,080)
Write-offs / Reversals (Note 22)	48,077
Balance at December 31, 2021	(77,095)

The present value adjustment recognized in revenue from real estate development for the year ended December 31, 2021 totaled R$181 (R$1,479 in 2020) in the consolidated financial statements.

Receivables from units not yet completed were measured at present value using a discount rate determined according to the criteria described in Note 2.2.2. The discount rate applied by the Company was 3.76% for the year 2020 (2.21% in 2020), net of Civil Construction National Index (INCC).

The Company entered into the following Housing Loan Certificate (CCI) transactions, consisting of the assignment of a portfolio comprising select residential and business real estate receivables arising out of Gafisa and its subsidiaries. The assigned portfolios, discounted to present value, are recorded under the heading “obligations assumed on the assignment of receivables”.

				Transaction balance (Note 14)
	Transaction date	Assigned portfolio	Portfolio discounted to present value	2021	2020
(i)	Jun/27/2011	203,915	171,694	10	23
(ii)	Nov/14/2012	181,981	149,025	-	85
(iii)	Dec/27/2012	72,021	61,647	607	972
(iv)	Nov/29/2013	24,149	19,564	96	480
(v)	Nov/25/2014	15,200	12,434	12	486
(vi)	Dec/03/2015	32,192	24,469	1,233	3,148
(vii)	Feb/19/2016	27,954	27,334	2,360	3,682
(viii)	May/09/2016	17,827	17,504	1,706	3,062
(ix)	Ago/19/2016 (a)	15,418	14,943	1,229	1,774
(x)	Dec/21/2016	21,102	19,532	4,076	5,067
(xi)	Mar/29/2017	23,748	22,993	2,802	5,413
				14,131	24,192

(a)	The consolidated balance of the transaction as of December 31, 2021 and 2020 (Note 14) does not include the jointly-controlled entities, which are accounted for using the equity method, according to CPCs 18(R2) and 19(R2).

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.	Properties for sale

	2021	2020

Land (a)	1,221,023	607,564
( - ) Write-down to net realizable value of land (b)	(68,101)	(111,307)
( - ) Adjustment to present value	(1,118)	(676)
Property under construction (Note 29)	818,068	880,471
Completed units (c)	193,586	107,882
( - ) Write-down to net realizable value of properties under construction and completed units	(10,774)	(9,131)
Allowance for cancelled contracts	58,166	74,498

Total properties for sale	2,210,850	1,549,301

Current portion	1,679,739	1,243,841
Non-current portion	531,111	305,460

(a)	Change related to the acquisition of land, according to the Company’s business plan, in the states of São Paulo and Rio de Janeiro (Note 9.3).

(b)	Change related to the review of projects in the year ended December 31, 2021.

(c)	The increase is due to the delivery of ten ventures in the year ended December 31, 2021.

In the years ended December 31, 2021 and 2020, the change in the write-down to net realizable value of land and properties under construction and completed units is summarized as follows:

Balance at December 31, 2019	(177,280)
Additions	(4,608)
Write-offs (a)	61,450
Balance at December 31, 2020	(120,438)
Additions	(4,459)
Write-offs (a)	14,598
Reversal	31,424
Balance at December 31, 2021	(78,875)

(a)	The amount of write-offs refers to the respective units sold in the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

As disclosed in Note 12, the balance of capitalized financial charges as of December 31, 2021 was R$199,618 (R$173,228 in 2020) in the consolidated statements.

7.	Other assets

	2021	2020

Advances to suppliers (a)	38,308	15,217
Advance reg. Fasano transaction (Notes 4.2)	-	62,000
Recoverable taxes (IRRF, PIS, COFINS, among other)	11,813	18,833
Arbitration decision amount (b)	66,391	66,391
Judicial deposit (Note 16.a)	107,343	120,407
Other (c)	29,257	10,728
Total other assets	253,112	293,576

Current portion	150,865	180,837
Non-current portion	102,247	112,739

(a)	The change s related to new venture launches and construction work progress in the year ended in December 31, 2021.

(b)	Amount related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada.

(c)	Other assets related to several diluted amounts.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

The Company, in line with its strategic direction, opted to sell land not included in the business plan in effect. Likewise, it devised a specific plan for the sale of such land. The carrying value of such land, adjusted to market value when applicable, after the test for impairment, is as follows:

	Cost	Provision for impairment	Net balance

Balance at December 31, 2018	149,488	(58,900)	90,588
Reclassification to properties for sale (Note 6)	(83,579)	39,756	(43,823)
Reversal/Write-offs (a)	(50,117)	10,366	(39,751)
Balance at December 31, 2019 and 2020	15,792	(8,778)	7,014
Reversal/Write-offs (a)	31	-	31
Balance at December 31, 2021	15,823	(8,778)	7,045

(a)	The amount of write-offs over the period mainly refers to the cancelled land sales contract in January 2019, located in the city of Rio de Janeiro – RJ.

The sale of assets held for sale is considered highly probable, as the Company has negotiations in progress related to such assets. Additionally, Management has made the necessary efforts to successfully dispose such assets for amounts not below the recorded ones. Changes in economic conditions or transactions currently in discussion may result in the recognition of losses in addition to those already recognized.

Gafisa S.A.

Notes to the consolidated financial statements --Continued

December 31, 2021

(In thousands of Brazilian Reais, except if stated otherwise)

9.	Investments

9.1	Investments in associates and jointly-controlled investees

(i)	Information on associates and jointly-controlled investees

		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Jointly-controlled investees:		2021	2020	2021	2021	2021	2020	2021	2020	2021	2020	2021	2020	2019

Gafisa e Ivo Rizzo SPE-47 Emp. Imob. Ltda.	(a)	80%	80%	93,060	2,803	90,256	32,310	50,881	12,404	72,205	25,849	40,705	12,412	5
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	37,519	3,775	33,744	32,345	1,399	2,709	16,872	16,173	700	1,355	111
Varandas Grand Park Emp. Imob. Spe Ltda.	-	50%	50%	42,796	4,014	38,782	29,059	9,723	457	19,391	14,529	4,861	143	1,917
Parque Arvores Empr. Imob. Ltda.	-	50%	50%	28,999	2,913	26,086	25,911	175	1,716	13,043	12,956	88	648	1,407
Atins Emp. Imob.s Ltda.	-	50%	50%	17,266	919	16,347	19,293	(946)	4,859	8,174	9,646	(473)	2,430	1,542
Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	22,321	1,143	21,177	20,863	314	(909)	10,589	10,432	157	(454)	1,287
FIT 13 SPE Emp. Imob. Ltda.	(b)	50%	50%	22,025	1,411	20,614	19,724	745	(55)	10,322	9,862	460	(27)	36
Performance Gafisa General Severiano Ltda	-	50%	50%	11,706	34	11,673	11,625	-	(6)	5,836	5,813	-	(3)	(35)
Gafisa SPE 55 Emp. Imob. Ltda.	-	80%	80%	8,346	1,751	6,595	6,146	448	2,981	5,276	4,917	359	2,384	-
Other (*)	(a)	80%	80%	51,823	16,056	35,768	35,421	3,045	(9,819)	27,837	27,794	1,705	(5,878)	(6,651)
Subtotal Jointly-controlled investees				335,861	34,819	301,042	232,697	65,784	14,337	189,545	137,971	48,562	13,010	(381)

Associates:
Città Ville SPE Emp. Imob. Ltda.	(b)	50%	50%	4,239	443	3,796	4,378	(810)	107	1,898	2,189	(405)	53	785
Gafisa Tiner Campo Belo I Emp. Imob. Ltda.	-	45%	45%	1,144	34	1,110	1,128	(18)	(60)	500	508	(8)	(27)	-
Other				-	-	-	-	-	(1)	729	716	1	-	31
Indirect jointly-controlled investees Gafisa				5,383	477	4,906	5,506	(828)	46	3,127	3,413	(412)	26	816

Goodwill from acquisition of subsidiaries	(c)									3,182	166,028
Goodwill for future economic benefits - UPCON	(d)									25,054	-
Goodwill for future economic benefits – Peró and CG	(e)									51,101	-

Total Investments										272,009	307,412	48,150	13,036	435
(*)Includes companies with investment balances below R$ 5,000.

Gafisa S.A.

Notes to the consolidated financial statements --Continued

December 31, 2021

(In thousands of Brazilian Reais, except if stated otherwise)

9.	Investments--Continued

9.1	Investments in associates and jointly-controlled investees--Continued

(i)	Information on associates and jointly-controlled investees --Continued

	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments
Provision for net capital deficiency (f):	2021	2020	2021	2021	2021	2020	2021	2020	2021	2020	2021	2020	2019

Manhattan Square Emp. Imob. Res. 01 SPE Ltda	50%	50%	2,349	17,759	(15,410)	(12,932)	(730)	(149)	(7,705)	(6,467)	(1,239)	(3,178)	(1,130)
Manhattan Square Emp.Imob. Com. 01 SPE Ltda	50%	50%	3,384	12,126	(8,741)	(6,546)	(1,124)	(4)	(4,371)	(3,273)	(1,098)	4	(2,175)
Prime Grand Park Emp. Imob. Spe Ltda.	50%	50%	8	4,527	(4,518)	-	(5,162)	-	(2,259)	-	(2,581)	-
Other (*)			71	84	(15)	(15,789)	(1)	(8,664)	(8,958)	3,332	(7,043)	239	(2,133)
Total provision for net capital deficiency			5,812	34,496	(28,684)	(35,267)	(7,017)	(8,817)	(23,293)	(6,408)	(11,961)	(2,935)	(5,438)

Total Income from equity method investments											36,189	10,101	(5,003)

(*) (Includes companies with investment balances below (R$ 5,000).

(a)	In the year ended December 31, 2021, the Company adjusted to fair value the amount of land from the line item Properties for Sale to Investment Property due to a change in its use. Accordingly, the Company recorded a gain in the amount of R$41,610 according to the fair value report.

(b)	The Company recorded expense of R$1,407 in Income from equity method investments for the year ended December 31, 2021 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) - Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)	During the year 2020, the Company acquired 100% interest in the capital of four SPEs of the Calçada holding for the amount of R$73,164, which transaction initially gave rise to a goodwill of R$ 35,384, recorded in the Company’s investment. The Company commissioned a Purchase Price Allocation (PPA) study through an expert company, allocating the surplus of assets in the amount of R$35,346 and a surplus (not allocated portion) of R$38, according to Note 9.3. Such surplus arises from the ventures located in the city of Rio de Janeiro, where the company has a great synergy with the market.

(d)	During the year 2020, the Company acquired 100% interest in the capital of Upcon Incorporadora S.A. (currently called Gafisa Propriedades S.A.) for R$252,895. Initially, the acquisition transaction gave rise to a goodwill of R$130,063, being recorded in the Company’s investment. The Company implemented a Purchase Price Allocation (PPA) study through an expert company, allocating the surplus (net) of assets in the amount of R$103,013 and a goodwill (not allocated portion) of R$25,054, according to Note 9.3. The goodwill is tested for impairment, as required by CPC 01/IAS 36. At present, there is no indication of impairment in such amount.

(e)	During the year 2021, the Company acquired 100% interest in the capital of two SPEs of the Wotan Realty holding for the amount of R$245,515, which transaction initially gave rise to a goodwill of R$190,171, recorded in investment of the subsidiary Gafisa Propriedades. The Company commissioned a Purchase Price Allocation (PPA) study through an expert company, allocating the surplus of assets in the amount of R$314,509, such reclassification gave rise to a surplus (not allocated portion) of R$175,440 for the SPE Peró and a goodwill for future economic benefits of R$51,101, according to Note 9.3.

(f)	The provision for net capital deficiency is recorded in the heading “Other payables” (Note 15).

(ii)	Information on significant investees

	Other investees:
	Jointly-controlled investees
	2021	2020	2019

Cash and cash equivalents	6.938	12,174
Current assets	162.369	239,756
Non-current assets	173.492	40,968
Current liabilities	26.011	28,661
Non-current liabilities	8.808	19,366

Net revenue	39.309	40,601	63,551
Operating costs	(21.582)	(18,545)	(45,014)
Depreciation and Amortization	-	(5)	(21)
Finance income (expenses)	(500)	(273)	670
Income tax and social contribution	(933)	(1,182)	(1,883)
Profit (loss) from Continued Operations	65.784	(10,594)	10,669

(iii)	Change in investments

Consolidated

Balance at December 31, 2020	307,412
Income from equity method investments	48,150
Capital contribution (reduction)	(684)
Other investments	(82,869)
Balance at December 31, 2021	272,009

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments--Continued

9.2	Investment property

As mentioned in Note 1, in the year of 2020 the Company created a new business unit, Gafisa Propriedades, for carrying out the management of real estate that are completed and of third parties, aimed at generating income.

In this context, as of December 31, 2021 the investment properties of this new business unit comprise commercial properties of ventures located in the state of São Paulo and Rio de Janeiro and acquired from Gafisa S.A. and subsidiaries. These properties were initially recognized at cost and measured at fair value in the year 2021, the effect of such measurement amounting to R$6,377.

The Company does not have restriction to the capacity of realization of its investment property or for repairs, maintenance, or improvements. During the year ended December 31, 2021, the change is summarized as follows:

	2020	Change (a)	Fair value adjustment	2021
Commercial properties
Rio de Janeiro	73,229	(5,878)	(2,385)	64,966
São Paulo	45,890	(7,685)	8,762	46,967
Balance as of December 31,	119,119	(13,563)	6,377	111,933

(a) Refers to units reclassified to Properties for Sale for realization through sale.

9.3	Business combination

In the years of 2020 and 2021, the company made the acquisitions below, for which the Company commissioned a study from a company specialized in determining Purchase Price Allocation (PPA) for allocation of goodwill, according to CPC 15(R1) - Business Combinations.

(i)	Gafisa Propriedades (former UPCON S.A)

On September 23, 2020, the Company completed the acquisition of the interest in UPCON S/A, current Gafisa Propriedades, settled through the Company’s shares for the equivalent to R$252,895, such transaction gave rise to a goodwill in the amount of R$130,063.

(ii)	Ventures of Calçada S.A

On November 31, 2020, the Company also acquired four ventures from Calçada S.A., the negotiation of these SPEs was by issuing the Company’s shares in the amount equivalent to R$72,016, such transaction gave rise to a goodwill of R$31,091.

(iii)	Costa Peró and Campo Grande

On October 29, 2021, the Company also acquired two ventures from Wotan Realty Ltda, the negotiation of these SPEs was made through the issuance of debentures convertible into the Company’s shares in the amount equivalent to R$245,515, such transaction gave rise to a goodwill upon acquisition in the amount of R$190,176. As Wotan Realty is a shareholder of the Company since 2019 and it is treated as related party, the transaction was negotiated based on the market value of the assets, validated by a valuation report of an expert company.

The following table shows the amounts of assets acquired and liabilities assumed as of acquisition date:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments--Continued

9.3	Business Combination--Continued

	Gafisa Propriedades	Calçada S.A	Peró and CG
Acquisition date:	09/30/2020	11/30/2020	10/31/2021

Current assets	42,951	39,118	161,271
Inventories	489,742	121,553	235,866
Non-current assets	7,884	1,055	20
Current liabilities	(235,803)	(55,530)	(19,546)
Non-current liabilities	(75,578)	(33,069)	(7,760)
Equity	(125,893)	(40,925)	(55,342)
Total identifiable assets, net	103,303	32,202	314,509

The Company allocated the goodwill arising from the acquisition transaction based on the PPA report according to the table below:

	Gafisa Propriedades	Calçada S.A	Peró and CG
	12/31/2021	12/31/2021	12/31/2021

Consideration transferred	252,895	73,165	245,515
Non-controlling interests	3,641	-	-
Acquired net assets	(125,893)	(40,925)	(55,342)

Goodwill at acquisition	130,643	32,240	190,173

Allocation of Goodwill, Net	(103,013)	(32,202)	(314,509)
Allocation of goodwill – Inventory	(103,303)	(32,202)	(153,238)
Allocation of goodwill - Intangible assets (Note 9.3)	-	-	(161,271)
Allocation of Surplus for bargain purchase (a)	-	-	175,437

Goodwill \ Surplus (Note 9.1(i))	27,630	38	51,101

(a)	On this amount the Deferred tax liability of Income tax (IR)/Social contribution (CS) was calculated and amounted to R$59,649, totaling the net effect of R$115,788

The goodwill for future economic benefits recognized at the acquisition of the company is mainly attributed by the fair value of the ventures in construction phase and inventories of land without project or in approval phase.

9.4	Divestment of associate and recognition of subsidiary’s net assets received at fair value

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.	Investments--Continued

9.4	Divestment of associate and recognition of subsidiary’s net assets received at fair value--Continued

The Company commissioned a specialized company to make a study to obtain the Purchase Price Allocation (PPA) for measurement of the fair value of the identified assets and allocation of amount. We summarize below the allocation of goodwill arising from the transaction, considering the fair values of the assets and liabilities of the SPE received at the acquisition date:

	Acquired net assets	CPC 15 (R1) adjustments	Acquired net assets at fair value
Properties for sale	43,206	39,886	83,092
Total current assets	43,206	39,886	83,092
Total non-current assets	-

Total assets	43,206	39,886	83,092

Equity	43,206	39,886	83,092
Total liabilities	43,206	39,886	83,092

10.	Property and equipment

Type	2019	Additions from Upcon acquisition	Addition	Write-off	100% depreciated items	2020	Addition	Write-off	100% depreciated items	2021
Cost
Hardware	9,111	-	-	-	(4,946)	4,165	2	(2,973)	-	1,194
Leasehold improvements and installations	771	9	2,655	(1,389)	-	2,046	4,590	-	-	6,636
Furniture and fixtures	741	122	-	-	-	863	-	(473)	-	390
Machinery and equipment	2,561	22	-	-	(2,528)	55	-	(3)	-	52
Right-of-use asset	3,235	726	1,039	617	-	5,617	6,625	-	-	12,242
Sales stands	11,638	7,904	8,666	(3.018)	-	25,190	32,708	(12,053)	-	45,845
	28,057	8,783	12,360	(3,790)	(7,474)	37,936	43,925	(15,502)	-	66,359

Accumulated depreciation
Hardware	(3,905)	-	(2,372)	-	4,946	(1,331)	(1,964)	2,972	-	(323)
Leasehold improvements and installations	737)	(7)	(406)	1,984	-	834	(1,593)	(2)	-	(761)
Furniture and fixtures	(604)	(78)	(66)	-	-	(748)	(27)	473	-	(302)
Machinery and equipment	(2,315)	(8)	(240)	-	2,528	(35)	(3)	3	-	(35)
Right-of-use asset	(1,711)	(714)	(688)	-	-	(3,113)	(1,177)	-	-	(4,290)
Sales stands	(4,626)	(3,176)	(1,386)	826	-	(8,362)	(11,276)	3,023	-	(16,615)
	(13,898)	(3,983)	(5,158)	2,810	7,474	(12,755)	(16,040)	6,469	-	(22,326)

Total property and equipment	14,159	4,800	7,202	(980)	-	25,181	27,885	(9,033)	-	44,033

The following useful lives and rates are used for calculating depreciation:

	Useful life	Average annual depreciation rate - %
Leasehold improvements and installations	4 years	25
Furniture and fixture	10 years	10
Hardware	5 years	20
Machinery and equipment	10 years	10
Sales stands	1 year	100

The residual value, useful life, and depreciation methods are reviewed at the end of each year; no change having been made in relation to the information for the prior year.

Property and equipment are subject to periodic analysis of impairment. As of December 31, 2021 and 2020 there was no indication of impairment of property and equipment.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

11.	Intangible assets

	2019					2020
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	17,353	42	(3,190)	-	(3,514)	10,691
Software – Depreciation	(10,269)	-	2,209	(3,026)	3,514	(7,572)
Other	-	1,505	-	(94)	-	1,411
Total intangible assets	7,084	1,547	(981)	(3,120)	-	4,530

		Consolidated
	2020					2021
	Balance	Additions	Write-offs	Amortizations	100% amortized items	Balance

Software – Cost	10,691	4,621	(4,364)	-	-	10,948
Software – Depreciation	(7,572)	(346)	4,281	(1,774)	-	(5,411)
Allocation surplus – licenses (a)	-	161,271	-	-	-	161,271
Other	1,411	2,667	-	(3,072)	-	1,006
Total intangible assets	4,530	168,213	(83)	(4,846)	-	167,814

(a)	Amount related to the allocation of goodwill regarding licenses for the Pero venture (Note 9.3).

As of December 31, 2021, the test of recovery of the intangible assets of the Company resulted in the need for recognition of a provision for loss on realization (impairment) in the amount of R$83 (R$981 in 2020), related to the Company’s software.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing

Type	Maturity	Annual interest rate	2021	2020

National Housing System - SFH /SFI (i)	May 2019 to July 2025	7.00% to 14.20% + TR 13.66% and 143% of CDI	334,063	389,258
Certificate of Bank Credit - CCB (ii)	January 2022 to November 2025	Fixed 16.77% 3.5%/ 3.70%/ 4.25%/ 6%+CDI	476,943	257,123
Other transactions			64,111	24,093

Total loans and financing(Note 20.i.d, 20.ii.a and 20.iii))			875,117	670,474

Current portion			384,134	332,447
Non-current portion			490,983	338,027

(i)	The SFH financing is used for covering costs related to the development of real estate ventures of the Company and its subsidiaries, and backed by secured guarantee by the first-grade mortgage of real estate ventures and the fiduciary assignment or pledge of receivables.

(ii)	In the year ended December 31, 2021, the Company made payments totaling R$194,316, of which R$157,021 related to principal and R$35,295 related to the interest payable. There were also settlements of CCBs, which were converted into shares in this year totaling R$82,573 (Note 18.1). Additionally, during the year, the Company entered into CCB transactions in the total amount of R$552,950 with final maturity between January 2022 and June 2025.

Rates

•	CDI - Interbank Deposit Certificate;

•	TR - Referential Rate.

The current and non-current installments have the following maturities:

Maturity	2021	2020

2021	-	332,447
2022	384,134	27,664
2023	47,800	73,106
2024	74,506	7,800
2025	368,677	229,457
	875,117	670,474

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.	Loans and financing--Continued

The Company and its subsidiaries have restrictive covenants under certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and that could require the acceleration or refinancing of loans if the Company does not fulfill certain restrictive covenants.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follows:

	2021	2020
Loans and financing
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt(2)	9.69 times	7.35 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt(2)	(4.42) times	(34.63) times
Total debt, less venture debt, less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	13.12%	-2.03%
Total receivables(1) plus unrecognized income plus total inventories of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unrecognized cost	1.92 times	2.52 times

(1)	Total receivables, whenever mentioned, refer to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by the SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

Financial expenses of loans, financing and debentures (Note 13) are capitalized at the cost of each venture and land, according to the use of funds, and recognized in profit or loss for the year, according to the criteria for revenue recognition. The capitalization rate used in the determination of costs of loans eligible to capitalization was 14.33% as of December 31, 2021 (8.93% in 2020).

The following table shows the summary of financial expenses and charges and the capitalized portion in the line item properties for sale.

	2021	2020	2019

Total financial charges for the year	80,649	95,116	89,737
Capitalized financial charges (Note 30)	(37,045)	(35,516)	(30,358)
Subtotal (Note 24)	43,604	59,600	59,379

Financial charges included in “Properties for sale”:

Opening balance	173,228	206,935	223,807
Capitalized financial charges	37,045	35,516	30,358
Financial charges related to cancelled land sales contract	(360)	(3,840)	(8,955)
Charges recognized in profit or loss (Note 23)	(41,863)	(79,719)	(38,275)
Balance acquired from subsidiaries	38,588	14,336	-
Closing balance (Note 6)	206,638	173,228	206,935

The amount of properties for sale offered as guarantee for loans, financing and debentures is R$708,297 (R$307,233 in 2020).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures

Program/placement	Principal - R$	Annual interest	Final Maturity	2021	2020

Tenth placement (i)	22,453	IPCA + 7.8%	December 2023	21,963	29,833
Twelfth placement (ii)	39,843	CDI + 3.75%	December 2020	-	32,503
Thirteenth placement (iii)	17,777	CDI + 3.00%	June 2022	-	9,236
Fourteenth placement (iv)	22,835	CDI + 5.00%	October 2020	-	1,920
Fifteenth placement (Note 18.1)(c)	33,750	IGPM - 0.50%	July 2021	-	39,875
RB Capital (v)	90,083	CDI + 6.00%	September 2024	187,860	125,383
Sixteenth placement (a)	25,570	100% CDI	February 2021	-	25,575
Debênture 229ª e 230ª (b)	165,000	IPCA + 6,25%	August 2028	172,789	-
Seventeenth placement (d)	245,515	100% CDI	December 2024	242,757	-
Eighteenth placement (e)	64,308	CDI + 4,5%	November 2027	64,410	-
Total debentures (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)				689.779	264,325

Current				20,291	120,737
Non-current				669,488	143,588

(a)	During the period ended June 30, 2021, the sixteenth debenture placement in the total amount of R$ 25,580 (Note 18.1) was converted into common shares, resulting in a gain of R$ 4,715 (Note 24).

(b)	In the period ended March 31, 2021, the subsidiary Gafisa Propriedades signed the indenture of the first non-convertible debenture issue, with secured guarantee, in two series, in the total amount of R$165,000, with unit value of R$1,000, maturing in August 2028. The coupon rate applied to the face value corresponds to the change of the Broad Consumer Price Index (IPCA) plus a surcharge of 6.25% per year. The net proceeds will be used for reimbursing the expenditures, costs and expenses of real estate nature and previously agreed, related to property acquisition.

(c)	In the period ended September 30, 2021, the fifteenth debenture was settled, with conversion of the amount of R$ 45,454 into 9,902,784 shares in the company. (Note 18.1)

(d)	In December 2021, the Company issued the seventeenth debenture, convertible into common shares, in two series, with secured guarantee, in the total amount of R$245,523, maturing on December 14, 2024. This transaction is aimed at paying the shares in the companies that have the ventures located in Cabo Frio and Campo Grande, in the city of Rio de Janeiro. (Note 9.3 (iii)). As of December 31, 2021, the amount of the additional fair value measurement of the transaction is R$4,328 (Note 20 (i)(d)). The coupon rate applied to the face value corresponds to the cumulative change of Interbank Deposits (DI).

(e)	In December 2021, the Company issued the eighteenth non-convertible debenture, with secured guarantee, in a single series, in the total amount of R$85,000 maturing in November 2027. The proceeds from this issuance will be used in the development of select real estate ventures, their guarantees will be represented by the fiduciary assignment of receivables. The coupon rate applied to the face value of the debt corresponds to the cumulative change of Interbank Deposits (DI) plus a surcharge equivalent to 4.5% p.a.

In the year ended December 31, 2021, the Company made the following payments:

	Face value placement	Interest payable	Total amortization
(i)	10,605	2,206	12,811
(ii)	31,762	2,473	34,235
(iii)	9,520	219	9,739
(iv)	1,920	18	1,938
(v)	-	18,295	18,295
(b)	4,500	8,074	12,574
(e)	-	202	202
	58,307	31,487	89,794

The current and non-current portions have the following maturities:

	Company and Consolidated
Maturity	2021	2020

2021	-	120,737
2022	20,291	11,428
2023	9,280	7,115
2024	435,228	125,045
2025 onwards	224,980	-
	689,779	264,325

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.	Debentures--Continued

The Company is compliant with the restrictive covenants of debentures at the reporting date of these consolidated financial statements. The ratios and minimum and maximum amounts required under such restrictive covenants are as follows:

	2021	2020
Tenth placement
Total receivables(1) plus inventories required to be below zero or 2.0 times over net debt less venture debt(2)	13.02 times	(81.57) times
Total debt, less venture debt(2), less cash and cash equivalents and short-term investments(3), cannot exceed 75% of equity plus non-controlling interests	13.12%	-2.03%

(1)	Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not shown in the Statement of Financial Position.

(2)	Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts which funds were provided by SFH.

(3)	Cash and cash equivalents and short-term investments refer to cash and cash equivalents and marketable securities.

14.	Obligations assumed on the assignment of receivables

The transactions of assignment of the receivable portfolio are as follows:

	2021	2020

Obligation CCI June/2011 - Note 5(i)	10	23
Obligation CCI November/2012 - Note 5(ii)	-	85
Obligation CCI December/2012 - Note 5(iii)	607	972
Obligation CCI November/2013 - Note 5(iv)	96	480
Obligation CCI November/2014 - Note 5(v)	12	486
Obligation CCI December/2015 - Note 5(vi)	1,233	3,148
Obligation CCI February/2016 - Note 5(vii)	2,360	3,682
Obligation CCI May/2016 - Note 5(viii)	1,706	3,062
Obligation CCI August/2016 - Note 5(ix)	1,229	1,774
Obligation CCI December/2016 - Note 5(x)	4,076	5,067
Obligation CCI March/2017 - Note 5(xi)	2,802	5,413
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	14,131	24,192

Current	7,579	13,296
Non-current	6,552	10,896

The current and non-current portions have the following maturities:

Maturity	2021	2020

2021	-	13,296
2022	7,579	2,977
2023	1,616	2,493
2024	2,796	2,455
2025 onwards	2,140	2,971
	14,131	24,192

Regarding the above transactions, the assignor is required to fully formalize the guarantee instruments of receivables in favor of the assignee. Until it is fully fulfilled, these amounts will be classified into a separate account in current and non-current liabilities.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

15.	Other payables

	2021	2020

Payables to venture partners (a)	205,828	-
Provision for penalties due to delay in construction work	9,572	7,420
Cancelled contract payable and allowance for cancelled contracts	82,409	91,711
Warranty provision	31,169	23,628
Long term PIS and COFINS (deferred and payable)	13,836	18,166
Provision for net capital deficiency (Note 9.i.c)	23,293	6,730
Long-term suppliers (Note 20.i.d)	1,011	1,816
Share-based payment - Phantom Shares (Note 18.4)	177	1,109
Other liabilities	-	70,534
Total other payables	367,295	221,114

Current portion	344,030	186,466
Non-current portion	23,265	34,648

(a)	In the year ended December 31, 2021 the company formed unincorporated joint ventures (SCP), with the main objective of holding shares in other companies, as established in Art. 991 of the Civil Code. The total contribution of silent partners will be mandatorily used by the SCPs to purchase select land, pay onerous grant of building rights and reimbursement of the acquisition price of the land previously acquired by Gafisa. Accordingly, the silent partners will be entitled to a share of the profits of the real estate ventures.

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

In the years ended December 31, 2021 and 2020, the changes in the provision are summarized as follows:

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance at December 31, 2019	239,467	2,702	34,742	276,911
Additional provision (Note 23)	43,850	-	-	43,850
Payment and reversal of provision not used	(62,665)	(971)	(15,666)	(79,302)
Acquired balance from Upcon	9,024	-	-	9,024
Balance at December 31, 2020	229,676	1,731	19,076	250,483
Additional provision (Note 23)	60,474	-	-	60,474
Payment and reversal of provision not used	(52,461)	(694)	(12,221)	(65,376)
Balance at December 31, 2021	237,689	1,037	6,855	245,581

Current portion	117,979	1,019	6,549	125,547
Non-current portion	119,710	18	306	120,034

(a)	Civil lawsuits, tax proceedings and labor claims

As of December 31, 2021, the Company and its subsidiaries have deposited in court the amount of R$107,343 (R$120,407 in 2020) in the consolidated statements (Note 7).

	2021	2020

Civil lawsuits	56,887	65,401
Tax proceedings	41,202	46,537
Labor claims	9,254	8,469
Total (Note 7)	107,343	120,407

(i)	As of December 31, 2021, the provision amounting to R$17,707 is related to civil lawsuits in which the Company is included in the defendant side to be liable for in and out of court debts which original debtor is a former shareholder of the Company, Cimob Companhia Imobiliária (“Cimob”), or involve other companies of the same economic group of Cimob. In these lawsuits, the plaintiff argues that the Company should be liable for Cimob’s debts, because in its understanding the requirements for piercing of the corporate veil of Cimob to reach the Company (business succession, merger of assets and/or formation of a same economic group involving the Company and the Cimob Group) are present.

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

December 31, 2021

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

In addition, the environmental legislation establishes criminal, civil and administrative sanctions to individuals and legal entities for activities considered as environmental infringements or offense. The penalties include the stop of development activities, loss of tax benefits, confinement and fines. The lawsuits in dispute by the Company in civil court are considered by the legal counsel as possible loss in the amount of R$1,936 in the consolidated statements (R$375 in 2020).

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

(iv)	Lawsuits in which likelihood of loss is rated as possible

As of December 31, 2021, the Company and its subsidiaries are aware of other claims, and civil, labor and tax risks. Based on the history of probable lawsuits and the specific analysis of main claims, the measurement of the claims with likelihood of loss considered possible amounted to R$537,760 (R$428,888 in 2020, based on average past outcomes adjusted to current estimates, for which the Company believes it is not necessary to recognize a provision for any losses. The change in the period was caused by change in the volume of lawsuits with diluted amounts, and review of the involved amounts.

	2021	2020

Civil lawsuits	303,390	258,063
Tax proceedings	163,617	118,037
Labor claims	70,753	52,788
	537,760	428,888

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.	Provisions for legal claims and commitments --Continued

(b)	Payables related to the completion of real estate ventures

The Company commits to complete units sold and to comply with the laws regulating the civil construction sector, including obtaining licenses from the proper authorities, and compliance with the terms for starting and delivering the ventures, being subject to legal and contractual penalties. As of December 31, 2021, the Company and its subsidiaries have restricted cash in guarantee to loans, which will be released to the extent the guarantee ratios described in Note 4.2 are met, which include land and receivables pledged in guarantee of 120% of the debt outstanding.

(c)	Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$433 (including rent, condominium fees, and IPTU), indexed to the IGP-M/FGV change and termination of contract in August 2024.

The estimate of minimum future rent payments of this new contract for commercial property (cancellable leases) totals R$10,899, considering the above-mentioned contract expiration, as follows.

Estimate of payment	2021

2022	3,987
2023	4,617
2024 onwards	2,295
10,899

17.	Payables for purchase of properties and advances from customers

	Maturity	2021	2020

Payables for purchase of properties	January 2022 to June 2025	135,539	163,597
Present value adjustment		(1,281)	(819)
Advances from customers
Development and services (Note 5)		57,356	151,172
Barter transaction - Land (Note 30 (i))		191,366	101,479

Total payables for purchase of properties and advance from customers (Notes 20.i.d and 20.ii.a)		382,980	415,429

Current portion		256,113	336,029
Non-current portion		126,867	79,400

The current and non-current portions have the following maturities:

Maturity	2021	2020

2021	-	336,029
2022	256,113	32,177
2023	39,542	38,086
2024	42,974	586
2025 onwards	44,351	8,551
	382,980	415,429

As of December 31, 2021, the amount related to contract liabilities totaled R$248,722 (R$252,651 in 2020).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity

18.1.	Capital

The Company’s Board of Directors ratified the following capital increases in the year ended December 31, 2021:

•	Subscription of 8,876,083 common shares, totaling an increase of R$ 37,299 (Note 30.ii), as follows:

(i)	Conversion of the debentures issued in the sixteenth placement, with subscription of 5,633,857 common shares;

(ii)	3,243,126 common shares through the stock option plan for employees.

•	Subscription of 27,892,638 common shares, totaling an increase of R$128,027 (Note 30.ii).

(i)	Conversion of the debentures issued in the fifteenth placement, with subscription of 9,902,784 common shares (Note 13(c)) represented by R$45,454;

(ii)	17,989,854 common shares represented by R$82,573 through capitalization of the credits issued at market value represented by the average price of R$4.59 in (Note 12.ii).

Therefore, as of December 31, 2021, the Company's authorized and paid-in capital amounted to R$1,248,575 (R$1,083,249 in 2020), represented by 337,445,727 (300,676,101 in 2020) registered common shares, with no par value, of which 296,221 (341,570 in 2020) were held in treasury.

According to the Company’s Articles of Incorporation, capital may be increased without the need to amend it upon resolution of the Board of Directors, which shall set the conditions for issuance within the limit of 600,000,000 (six hundred million) common shares.

	Treasury shares
	Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date		Number	Weighted average price	% - on shares outstanding	2021	2020	2021	2020
2001	11/20/2001	44,462	38.9319	0.01%	115	193	1,731	1,731

2013	Acquisitions	1,372,096	51.9927	0.43%	3,539	5,969	71,339	71,339

2014	Acquisitions	3,243,947	35.5323	1.02%	8,369	14,111	115,265	115,265
2014	Transfers	(405,205)	43.3928	-0.13%	(1,046)	(1,763)	(17,583)	(17,583)
2014	Cancellations	(2,039,086)	44.9677	-0.64%	(5,261)	(8,870)	(91,693)	(91,693)

2015	Acquisitions	884,470	27.3124	0.28%	2,282	3,847	24,157	24,157
2015	Transfers	(90,622)	33.3473	-0.03%	(234)	(394)	(3,022)	(3,022)
2015	Cancellations	(2,225,020)	33.3543	-0.70%	(5,741)	(9,679)	(74,214)	(74,214)

2016	Acquisitions	334,020	26.0254	0.10%	862	1,453	8,693	8,693
2016	Transfers	(68,814)	31.2290	-0.02%	(177)	(299)	(2,149)	(2,149)

2017	Transfers	(112,203)	30.6320	-0.04%	(290)	(488)	(3,435)	(3,435)

2018	Acquisitions	13,221,300	13.4953	4.15%	34,111	57,513	178,425	178,425
2018	Transfers	(17,319)	30.6022	-0.01%	(45)	(75)	(530)	(530)
2018	Cancellation	(1,030,326)	-	-0.32%	(2,658)	(4,482)	-	-
2018	Disposal	(9,168,280)	16.1463	-2.88%	(23,654)	(39,882)	(148,034)	(148,034)

2019	Acquisitions	6,794,011	14.7355	2.13%	17,529	29,554	100,113	100,113
2019	Transfers	(9,174)	15.3695	-0.00%	(24)	(40)	(141)	(141)
2019	Cancellation	(370,000)	15.5324	-0.12%	(955)	(1,610)	(5,747)	(5,747)
2019	Disposal	(7,377,205)	14.5999	-2.32%	(19,034)	(32,091)	(109,658)	(109,658)

2020	Disposal	(2,684,831)	15.2281	-0.84%	(6,927)	(11,481)	(40,885)	(40,885)
		296,221	8.8853	0.09%	761	1,486	2,632	2,632

(*)	Market value calculated based on the closing share price on December 31, 2021 of R$2.01 (R$4.35 in 2020) not considering the effect of occasional volatilities.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.1.	Capital --Continued

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as of December 31, 2019	117,005
Subscription of shares	180,677
Disposal of shares	2,640
Change in shares held by the management members of the Company	(9,809)
Outstanding shares as of December 31, 2020	290,513
Subscription of shares	36,770
Change in shares held by the management members of the Company	(8,807)
Outstanding shares as of December 31, 2021	318,476

Weighted average shares outstanding (Note 27)	296,036

18.2.	Allocation of profit (loss) for the year

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

The Board of Directors, by resolution at the Annual Shareholders’ Meeting, shall examine the accounts and financial statements related to the fiscal year 2021.

In view of the profit as of December 31,2021, the allocation of profit was as follows:

Balance of accumulated losses for 2019	(2,338,964)
Absorption of retained losses	2,585,032
Net loss for the year 2020	(73,160)
Proceeds from disposal of treasury shares	(19,654)
Retained earnings	(153,254)
Balance of accumulated losses for 2020	-
Net income for the year 2021	90,191
Legal reserve	(4,510)
Unrealizable revenue reserve	(21,420)
Investment reserve	(64,261)
Balance of accumulated losses for 2021	-

18.3.	Stock option plan

Expenses for granting stocks are recorded under the account “General and administrative expenses” (Note 23) and showed the following effects on profit or loss in the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019

Equity-settled stock option plans (i)	(2,941)	246	417
Phantom Shares (Note 18.4)	934	(593)	(2,783)
Total option grant expenses (Note 23)	(2,007)	(347)	(2,366)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.3.	Stock option plan --Continued

(i)	Gafisa

The Company has a total of seven stock option plans comprising common shares, launched in 2012, 2013, 2014, 2015, 2016, 2018 and 2021 which follows the rules established in the Stock Option Plan of the Company.

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

Changes in the stock options outstanding in the years ended December 31, 2021 and 2020, including the respective weighted average exercise prices are as follows:

	2021		2020
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	985,439	16.56	1,230,383	16.64
Options granted	3,243,126	3.49	-	-
Options exercised	(1,029,013)	3.49	-	-
Options expired	(276,758)	(16.16)	(244,944)	(16.98)
Options outstanding at the end of the year	2.922.794	5.90	985,439	16.56

As of December 31, 2021, the stock options outstanding and exercisable are as:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (R$)	Number of options	Weighted average exercise price (R$)

2,922,794	0.84	5.90	275,283	19.41

During the year ended December 31, 2021, the Company granted 3,243,126 options in connection with its stock option plans comprising common shares. During the years ended December 31, 2020 and 2019, the Company did not grant any option in connection with its stock option plans comprising common shares.

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

The fair value of options granted in 2021 totaled R$4,530, which was determined based on the following assumptions:

2021
Pricing model	Binomial
Exercise price of options (R$)	R$ 3.49
Weighted average price of options (R$)	R$ 3.49
Expected volatility (%) - (*)	60%
Expected life of options (years)	3
Dividend yield (%)	1.98%
Risk-free interest rate (%)	3.40%

(*) The volatility was determined based on regression analyses of the relationship between the volatility of Gafisa S.A.’s shares and the Ibovespa index.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.	Equity --Continued

18.4.	Share-based payment – Phantom Shares

The Company has one cash-settled share-based payment plan with fixed terms and conditions, according to the plans approved by the Company, launched in 2016.

As of December 31, 2021, the amount of R$177 (R$1,109 in 2020), related to the fair value of the phantom shares granted, is recognized in the heading “Other payables” (Note 15).

19.	Income tax and social contribution

The reconciliation of the effective tax rate for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019

Loss before income tax and social contribution, and statutory interest	174,976	(66,030)	(61,676)
Income tax calculated at the applicable rate - 34%	(59,492)	22,451	20,970

Net effect of subsidiaries and ventures taxed by presumed profit and RET	8,760	18,559	17,951
Income from equity method investments	62,195	21,248	(1,701)
Stock option plan	1,000	(84)	(142)
Net effect on divestment of associate	-	-	22,610
Other permanent differences	3,433	10,913	19,102
Charges on payables to venture partners	(32,530)	-	18
Recognized (unrecognized) tax credits	(68,356)	(80,695)	(43,533)
	(84,990)	(7,608)	35,275

Tax expenses – current	(13,678)	(7,608)	(1,984)
Tax income (expenses) – deferred	(71,312)	-	37,259

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

As of December 31, 2021 and 2020, deferred income tax and social contribution are from the following sources:

(ii)	Deferred income tax and social contribution --Continued

	2021	2020
Assets
Provisions for legal claims	83,497	85,164
Temporary differences – Deferred PIS and COFINS	11,720	15,708
Provisions for realization of non-financial assets	248,210	256,227
Temporary differences – CPC adjustment	10,282	8,363
Other provisions	7,999	18,204
Income tax and social contribution loss carryforwards	520,032	516,369
	881,740	900,035

Unrecognized tax credits of continued operations	(818,513)	(827,055)
	(818,513)	(827,055)
Liabilities
Discounts	(63,864)	(2,069)
Temporary differences –CPC adjustment	(20,260)	(6,211)
Income taxed between cash and accrual basis	(65,804)	(79,349)
	(149,928)	(87,629)

Total net	(86,701)	(14,649)

The balances of income tax and social contribution loss carryforwards for offset are as follows:

	2021			2020
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,529,508	1,529,508	-	1,518,733	1,518,733	-
Deferred tax asset (25%/9%)	382,376	137,656	520,032	379,683)	136,686	516,369
Recognized deferred tax asset	4,926	1,773	6,699	1,826	658	2,484
Unrecognized deferred tax asset	377,450	135,883	513,333	381,509	137,344	518,853

In the years ended December 31, 2021 and 2020, the credit effect of income tax and social contribution on statement of profit or loss of the Company is mainly caused by the write-off and impairment recorded at the initial value of the portion of remeasurement of the investment stated at fair value, respectively.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

With regards to accounts receivable, the Company restricts its exposure to credit risks through sales to a broad base of customers and ongoing credit analysis. Additionally, there is no relevant history of losses due to the existence of secured guarantee, represented by real estate unit, for the recovery of its products in the cases of default during the construction period. As of December 31, 2021 and 2020, there was no significant credit risk concentration associated with customers.

b)	Derivative financial instruments

In the year ended December 31, 2021, the Company entered into derivative financial instruments to mitigate the risk arising from its exposure to index and interest volatility recognized at fair value in profit or loss for the year.

As of December 31, 2021, the Company had derivative contracts to hedge the interest rate fluctuation, maturing in May 2022. The derivative contracts are as follows:

	Reais	Percentage	Maturity		Unrealized gains/(losses)on derivative instruments, net

Interest rate swap contracts	Face value	Swap – Liability position	Beginning	End	2021	2020

Swap 1	79,003	120% CDI	08/05/2020	06/30/2021	-	236
Swap 2	100,000	Fixed 7%	03/08/2021	08/17/2021	-	141
Swap 3	63,058	Fixed 7%	03/08/2021	02/15/2022	630	-
Swap 4	25,000	Fixed 7%	12/16/2020	05/16/2022	250	-
Swap 5	27,570	Fixed 7%	12/11/2020	03/27/2022	276	-
Swap 6	26,433	Fixed 7%	12/11/2020	03/27/2022	264	-
Total derivative financial instruments					1,420	377

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

December 31, 2021

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

The maturities of financial instruments of loans, financing, suppliers, debentures, forward transactions, obligations assumed on assignment of receivables, suppliers, payables for purchase of properties and advance from customers are as follows:

Year ended December 31, 2021
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Loans and financing (Note 12)	384,134	490,983	-	-	875,117
Debentures (Note 13)	20,291	669,488	-	-	689,779
Financial instrument – debenture option (Note 13)	-	4,328	-	-	4,328
Obligations assumed on assignment of receivables (Note 14)	7,579	4,413	1,635	504	14,131
Suppliers (Note 15 and Note 20.ii.a)	55,371	1,011	-	-	56,382
Payables for purchase of properties and advances from customers (Note 17)	256,113	103,588	23,279	-	382,980
	723,488	1,273,811	24,914	504	2,022,717
Assets
Cash and cash equivalents and short-term investments (Notes 4.1 and 4.2)	612,785	400,893	-	-	1,013,678
Trade accounts receivable (Note 5)	425,508	32,690	83,533	-	541,731
	1,038,293	433,583	83,533	-	1,555,409

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

The classification level of fair value for financial instruments measured at fair value through profit or loss of the Company as of December 31, 2021 and 2020 is as follows:

	Fair value classification
As of December 31, 2021	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	978,254	-
Financial liabilities
Convertible debenture option (Note 13)	-	4,328	-

	Fair value classification
As of December 31, 2020	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	593,082	-
Financial liabilities
Premium of convertible debenture option (Note 13)	-	6,125	-

In the years ended December 31, 2021 and 2020, there was no transfer between the Levels 1 and 2 fair value classifications, nor were transfers between Levels 3 and 2 fair value classifications.

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments —Continued

(ii)	Fair value of financial instruments--Continued

a)	Fair value measurement --Continued

The following methods and assumptions were used in order to estimate the fair value of each financial instrument type for which the estimate of values is practicable.

(i)	The amounts of cash and cash equivalents, short-term investments, accounts receivable, other receivables, suppliers, and other current liabilities approximate to their fair values recorded in the financial statements.

(ii)	The fair value of bank loans and other financial debts is estimated through future cash flows discounted using benchmark interest rates available for similar and outstanding debts or terms.

The most significant carrying values and fair values of financial assets and liabilities as of December 31, 2021 and 2020 are as follows:

	2021		2020
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	35,424	35,424	29,038	29,038	(*)
Short-term investments (Note 4.2)	978,254	978,254	593,082	593,082	(*)
Trade accounts receivable (Note 5)	541,731	541,731	704,252	704,252	(**)
Loans receivable (Note 21.1)	44,972	44,972	44,972	44,972	(**)

Financial liabilities
Loans and financing (Note 12)	875,117	670,315	670,474	436,294	(**)
Debentures (Note 13)	689,779	543,550	264,325	294,487	(**)
Financial instrument – debenture option (Note 20(i)(d))	4,328	4,328	6,125	6,125	(**)
Suppliers	56,382	56,382	124,392	124,392	(**)
Obligations assumed on assignment of receivables(Note 14)	14,131	14,131	24,192	24,192	(**)
Payable for purchase of properties and advances from customers (Note 17)	382,980	382,980	415,429	415,429	(**)
Loans payable (Note 21.1)	9,001	9,001	8,232	8,232	(**)

(*) Fair value through profit or loss

(**) Amortized cost

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.	Financial instruments --Continued

(ii)	Fair value of financial instruments--Continued

a)	Risk of debt acceleration

As of December 31, 2021, the Company has loans and financing contracts with restrictive covenants related to cash generation, indebtedness ratios, capitalization, debt coverage, maintenance of shareholding position, and others. The breach of such obligations by the Company may give rise to the acceleration of its debts and/or acceleration of other debts of the Company, including due to the performance of any cross default or cross acceleration clauses, which may negatively impact the profit or loss of the Company and the value of its shares.

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

There were no changes in objectives, policies or procedures during the years ended December 31, 2021 and 2020.

The Company included in its net debt structure: loans and financing, debentures, obligations assumed on assignment of receivables, and payables to venture partners less cash and cash equivalents and short-term investments):

	2021	2020

Loans and financing (Note 12)	875,117	670,474
Debentures (Note 13)	689,779	264,325
( - ) Cash and cash equivalents and (Note 4.1 e 4.2)	(1,013,678)	(622,120)
Net debt	551,218	312,679
Equity	1,815,954	1,549,451

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

As of December 31, 2021, besides the derivative instruments, the Company has the following financial instruments:

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

For the sensitivity analysis in the year ended December 31, 2021, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 4.42%, TR at 0.05%, INCC at 13.84%, IPCA at 10.06% and IGP-M at 17.79%. The scenarios considered were as follows:

Scenario I - Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II - Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III - Remote: 50% increase/decrease in the risk variables used for pricing

The Company shows in the following chart the sensitivity to risks to which the Company is exposed, taking into account that the possible effects would impact the future results, based on the exposures shown as of December 31, 2021. The effects on equity are basically the same of the profit or loss ones.

		Scenario
		I	II	III	III	II	I
Transaction	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Financial investments	Increase/decrease of CDI	1,745	4,363	8,726	(8,726)	(4,363)	(1,745)
Loans and financing	Increase/decrease of CDI	(2,363)	(5,908)	(11,816)	11,816	5,908	2,363
Debentures	Increase/decrease of CDI	732	1,830	3,660	(3,660)	(1,830)	(732)

Net effect of CDI change		114	285	570	(570)	(285)	(114)

Loans and financing	Increase/decrease of TR	(15)	(38)	(76)	76	38	15

Net effect of TR change		(15)	(38)	(76)	76	38	15

Debentures	Increase/decrease of IPCA	(201)	(502)	(1,004)	1,004	502	201

Net effect of IPCA change		(201)	(502)	(1,004)	1,004	502	201

Receivables	Increase/decrease of INCC	3,994	9,984	19,968	(19,968)	(9,984)	(3,994)
Payables for purchase of properties	Increase/decrease of INCC	2,250	5,626	11,251	(11,251)	(5,626)	(2,250)

Net effect of INCC change		6,244	15,610	31,219	(31,219)	(15,610)	(6,244)

Receivables	Increase/decrease of IGP-M	3,222	8,056	16,112	(16,112)	(8,056)	(3,222)

Net effect of IGP-M change		3,222	8,056	16,112	(16,112)	(8,056)	(3,222)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties

21.1.	Balances with related parties

The transactions between the Company and related companies are made under conditions and prices established between the parties.

Current account	2021	2020

Assets
Current account (a):
Total SPEs	35,607	56,964
Subsidiaries	30,821	51,421
Jointly-controlled investees	4,753	5,510
Associates	33	33
Condominium, consortia (b) and third-party works(c)	17,854	14,668
Loans receivable (d) (Note 20.ii.a)	44,972	44,972
	98,433	116,604

Current	31,667	1,102
Non-current	66,766	115,502

Liabilities
Current account (a):
Total SPEs	(64,566)	(90,198)
Subsidiaries	(16,911)	(38,565)
Jointly-controlled investees	(45,336)	(48,749)
Associates	(2,319)	(2,884)
Loans payables (d) (Note 20.ii.a)	(9,001)	(8,232)
	(73,567)	(98,430)

Current	(63,140)	(98,430)
Non-current	(10,427)	-

(a)	The Company participates in the development of real estate ventures with other partners, directly or through related parties, based on the formation of condominiums and/or consortia. The management structure of these ventures and the cash management are centralized in the lead partner of the venture, which manages the construction schedule and budgets. Thus, the lead partner ensures that the investments of the necessary funds are made and allocated as planned. The sources and use of resources of the venture are reflected in these balances, observing the respective interest of each investor, which are not subject to indexation or financial charges and do not have a fixed maturity date. Such operations aim at simplifying business relations that demand the joint management of amounts reciprocally owed by the involved parties and, consequently, the control over the change of amounts reciprocally provided which offset against each other at the time the current account is closed. The average term for the development and completion of the ventures in which the resources are invested is between 24 and 30 months. The Company receives a compensation for the management of these ventures.

(b)	Refers to transactions between the lead partner of consortium, partners, and condominiums.

(c)	Refers to operations in third-party’s works.

(d)	The loans of the Company with its subsidiaries, shown below, are made to provide subsidiaries with cash to carry out their respective activities, subject to the respective agreed-upon financial charges. The businesses and operations with related parties are carried out strictly at arm’s length, in order to protect the interests of the both parties involved in the business.

The composition, nature and conditions of the balances of loans receivable and payable of the Company are as follows. Loans have maturity from January 2022 and are tied to the cash flows of the related ventures.

	2021	2020	Nature	Interest rate

Lagunas - Tembok Planej. e Desenv. Imob. Ltda.	6,624	6,624	Construction	12% p.a. + IGPM
Manhattan Residencial I - OAS Empreendimentos	407	407	Construction	10% p.a. + TR
Target Offices & Mall- SPE Yogo Part. Emp. Imob. e Comasa Const.	37,941	37,941	Construction	12% p.a. + IGPM
Total receivable	44,972	44,972

Dubai Residencial - Franere, Com. Const. e Imob. Ltda.	1,352	1,273	Construction	6% p.a.
Parque Árvores - Franere, Com. Const. e Imob. Ltda.	3,962	3,724	Construction	6% p.a.
Parque Águas - Franere, Com. Const. e Imob. Ltda.	3,687	3,235	Construction	6% p.a.
Total payable	9,001	8,232

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.	Related parties--Continued

21.1.	Balances with related parties--Continued

In the year ended December 31, 2021 the recognized finance income from interest on loans amounted to R$804 (R$12,160 in 2020) (Note 24).

The information regarding management transactions and compensation is described in Note 25.

21.2.	Endorsements, guarantees and sureties

The financial transactions of the subsidiaries are guaranteed by the endorsement or surety in proportion to the interest of the Company in the capital stock of such companies, in the amount of R$926,281 as of December 31, 2021 (R$323,125 in 2020).

22.	Net operating revenue

	2021	2020	2019

Gross operating revenue
Real estate development, sale, barter transactions and construction services	834,063	974,787	390,032
(Recognition) Reversal of allowance for expected losses and cancelled contracts (Note 5)	19.997	(39,774)	47,257
Taxes on sale of real estate and services	(35,752)	(50,968)	(36,824)
Net operating revenue	818,308	884,045	400,465

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

23.	Costs and expenses by nature

These are represented by the following:

	2021	2020	2019

Cost of real estate development and sale:
Construction cost	(324,730)	(619,791)	(199,538)
Land cost	(242,258)	(28,798)	(67,082)
Development cost	(16,562)	(18,038)	(6,227)
Provision for loss on realization of properties for sale (Note 6 and 8)	41,235	56,842	27,079
Capitalized financial charges (Note 12)	(41,863)	(79,719)	(38,275)
Maintenance / warranty	(25,500)	(25,760)	1,359
Total cost of real estate development and sale	(609,678)	(715,264)	(282,684)

Selling expenses:
Product marketing	(20,364)	(11,222)	(3,950)
Brokerage and sale commission	(11,355)	(8,356)	(4,331)
Customer Relationship Management (CRM) and corporate marketing	(5,442)	(8,337)	(6,473)
Other	(7,034)	(1,077)	(135)
Total selling expenses	(44,195)	(28,992)	(14,889)

General and administrative expenses:
Salaries and payroll charges	(36,880)	(27,903)	(20,650)
Employee benefits	(4,701)	(3,784)	(1,982)
Travel and utilities	(940)	(643)	(218)
Services	(38,913)	(29,077)	(16,035)
Rents and condominium fees	(4,781)	(3,558)	(3,803)
IT	(7,594)	(4,123)	(7,751)
Stock option plan (Note 18.3)	(2,007)	347	2,366
Reversal (Expense) of reserve for profit sharing (Note 25.iii)	(22,651)	(20,735)	(5,000)
Depreciation and amortization (Notes 10 and 11)	(20,886)	(8,278)	(14,181)
Other	3,972	(1,014)	(1,060)
Total general and administrative expenses	(135,381)	(98,768)	(68,314)

Other income (expenses), net:
Expenses with lawsuits (Note 16)	(60,474)	(43,848)	(20,598)
Gain from bargain purchase (Note 9)	175,440	-	-
Result of divestment in associate (Note 9.1)	-	-	(78,008)
Other (a)	39,348	(309)	66,979
Total other income (expenses), net	154,314	(44,157)	(31,627)

(a)	Amount of R$66,391 in the consolidated statements related to the outcome of the arbitration decision related to venture construction contracts with partners, which was awarded on November 12, 2019 by the Arbitration Court, managed by the Center for Arbitration and Mediation of the Chamber of Commerce Brazil – Canada. In 2021, the amount is represented by diluted low amounts.

24.	Finance income (expenses)

	2021	2020	2019
Finance income
Income from financial investments (a)	21,786	10,178	12,649
Appreciation investment fund quotas (Note 4.2)	42,852	-	-
Finance income on loans (Note 21.i)	804	12,160	4,195
Other finance income	425	6,199	362
Total finance income	65,867	28,537	17,206

Finance expenses
Interest on funding, net of capitalization (Note 12)	(39,276)	(59,600)	(59,379)
Amortization of debenture cost	(1,632)	(2,609)	(2,857)
Banking expenses	(48,313)	(14,042)	(8,931)
Derivative transactions (Note 20.i.b)	(4,328)	(6,125)	-
Discounts and other finance costs (b)	(16,899)	(19,156)	(5,663)
Total finance expenses	(110,448)	(101,532)	(76,830)

(a)	Of this amount, R$ 4,715 refer to the gain on the conversion of the sixteenth debenture placement performed on June 30, 2021 (Note 13.(a)).

(b)	Of this amount, R$6,578 refer to the loss incurred on the sale of Tecnisa’s shares (TCSA3), and mark to market as of December 31, 2020. On February 3, 2021, the Company ended the totality of Tecnisa's shares that it held and incurred in a loss of R$4,310.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.	Transactions with management and employees

(i)	Management compensation

In the years ended December 31, 2021, 2020 and 2019, the amounts recorded in the line item “General and administrative expenses” related to the compensation of the Company’s Management are as follows:

	Management compensation
Year ended December 31, 2021	Board of Directors	Executive Management	Fiscal Council

Number of members	7	9	3
Annual fixed compensation (in R$)
Salary/Fees	996	4,077	240
Direct and indirect benefits	-	262	-
Other (INSS)	193	2,034	42
Average monthly compensation (in R$)	99	531	24
Total compensation	1,189	6,373	282
Profit sharing (Note 25.iii)	9,500	3,123	-
Total compensation and profit sharing	10,689	9,496	282

	Management compensation
Year ended December 31, 2020	Board of Directors	Executive Management	Fiscal Council

Number of members	8	7	-
Annual fixed compensation (in R$)
Salary/Fees	859	3,955	-
Direct and indirect benefits	-	396	-
Other (INSS)	152	563	-
Average monthly compensation (in R$)	84	410	-
Total compensation	1,011	5,004	-
Profit sharing (Note 25.iii)	-	9,845	-
Total compensation and profit sharing	1,011	14,849	-

	Management compensation
Year ended December 31, 2019	Board of Directors	Executive Management	Fiscal Council

Number of members	10	6	3
Annual fixed compensation (in R$)
Salary/Fees	765	5,915	93
Direct and indirect benefits	-	10	-
Other (INSS)	153	1,083	19
Average monthly compensation (in R$)	77	584	9
Total compensation	918	7,008	112
Profit sharing (Note 25.iii)	-	-	-
Total compensation and profit sharing	918	7,008	112

There is no amount related to expenses with option grant to current management members of the Company for the years ended December 31, 2021, 2020 and 2019.

The maximum aggregate compensation of the Company’s management members for the year 2021 was established at R$11,986 (R$16,527 in 2020), as fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 30, 2021. As the compensation amount exceeded the approved limit, it will be submitted to re-ratification in the next Annual Shareholders’ Meeting to be held on April 20, 2022.

(ii)	Sales transactions

In the year ended December 31, 2021, the amount of transactions made involving the units sold to the Management is R$2,817, and there is no amount receivable from such transactions. In the years ended December 31, 2020 and December 31, 2019 no transaction of sale of units to current Management was carried out.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

	2021	2020	2019

Executive officers (Note 25.i)	3,123	9,845	-
Other employees	19,528	10,890	5,000
Total profit sharing	22,651	20,735	5,000

Profit sharing is calculated and reserved based on the achievement of the Company’s targets for the year.

As the compensation amount exceeded the approved limit, it will be submitted to re-ratification in the next Annual Shareholders’ Meeting to be held on April 20, 2022.

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

The liabilities covered by insurance and the respective amounts as of December 31, 2021 are as follows:

Insurance type	Coverage
Engineering risks and completion bond	2,604,812
Civil liability (Directors and Officers – D&O)	280,000
2,884,812

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

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

The following table shows the calculation of basic and diluted earnings and losses per share. In view of the losses for the years ended December 31, 2020 and 2019, shares with dilutive potential are not considered, because the impact would be antidilutive.

	2021	2020	2019
Basic numerator
Undistributed loss from continued operations	90,191	(73,160)	(26,040)
Undistributed profit (loss), available for the holders of common shares	90,191	(73,160)	(26,040)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	296,036	179,882	68,584

Basic earnings (loss) per share in Reais	0.305	(0.407)	(0.380)
From continued operations	0.305	(0.407)	(0.380)
Diluted numerator
Undistributed loss from continued operations	90,191	(73,160)	(26,040)
Undistributed loss, available for the holders of common shares	90,191	(73,160)	(26,040)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	296,036	179,882	68,584
Stock options	3,022	6,613	836
Anti-dilution effect	-	(6,613)	(836)
Diluted weighted average number of shares	299,058	179,882	68,584

Diluted earnings (loss) per share in Reais	0.302	(0.407)	(0.380)
From continued operations	0.302	(0.407)	(0.380)

28.	Segment information

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

December 31, 2021

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

				Consolidated
	Gafisa S.A.	Gafisa Rio	Gafisa Propriedades	2021
Net operating revenue	700,976	75,628	41,704	818,308
Operating costs	(512,017)	(55,815)	(41,846)	(609,678)

Gross profit	188,959	19,813	(142)	208,630

Selling expenses	(40,705)	(3,490)	-	(44,195)
General and administrative expenses	(128,802)	(6,579)	-	(135,381)
Other income/(expenses)	(19,435)	(1,691)	-	(21,126)
Allocation surplus	-	-	175,440	175,440
Income from equity method investments	36,189	-	-	36,189
Finance expenses	(66,413)	(4,188)	(39,847)	(110,448)
Finance income	22,223	1,179	42,465	65,867
Tax expenses	(83,332)	(1,658)	-	(84,990)

Net income (loss) for the year attributed to the owners of the parent	(26.333)	3.135	113.389	90.191

Customers (short and long terms)	523,042	18,689	-	541,731
Inventories (short and long terms)	1,965,946	244,904	-	2,210,850
Investment property	-	-	111,933	111,933
Other assets	1,395,270	61,844	400,596	1,857,710

Total assets	3,884,258	325,437	512,529	4,722,224

Total current and non-current liabilities	2,560,594	234,040	111,636	2,906,270

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.	Real estate ventures under construction – information and commitments

In compliance with Circular Letter CVM/SNC/SEP 02/2018, related to the recognition of revenue from contracts for purchase and sale of real state units not yet completed in Brazilian real estate development companies, the Company reports information on the ventures in construction as of December 31, 2021:

Consolidated
2021

Unrecognized sales revenue of units sold	347,777
Unrecognized estimated cost of units sold	(208,843)
Unrecognized estimated cost of units in inventory	(555,321)

(i) Unrecognized sales revenue of units sold
Ventures under construction:
(a) Contracted sales revenue	1,229,666
Recognized sales revenue:
Recognized revenue	955,074
Cancelled contracts – reversed revenue	(73,185)
(b) Net recognized sales revenue	881,889
Unrecognized sales revenue (a+b) (a)	347,777

(ii) Income from damages for cancelled contracts	1,227

(iii) Unrecognized sales revenue of contracts not eligible to revenue recognition	45,844
(iv) Allowance for cancelled contracts (liabilities)
Adjustments in recognized revenues	110,295
Adjustments in trade accounts receivable	76,658
Income from damages for cancelled contracts	(13,455)
Liabilities – return due to cancelled contracts	20,182

(v) Unrecognized estimated costs of units sold
Ventures under construction:
(a) Estimated cost of units	(724,922)
Incurred cost of units:
Construction cost	(533,099)
Cancelled contracts – construction costs	17,020
(b) Net incurred cost	(516,079)
Cost to be incurred of units sold (a+b) (b)	(208,843)

(iii) Unrecognized estimated cost of units in inventory
Ventures under construction:
Estimated cost of units	(1,373,389)
Incurred cost of units (Note 6)	818,068
Unrecognized estimated cost	(555,321)

(a)	The unappropriated sales revenue of units sold are measured by the face value of contracts, plus the contract adjustments and deducted for cancellations, not considering the effects of the levied taxes and adjustment to present value, and do not include ventures that are subject to restriction due to a suspensive clause (legal period of 180 days in which the Company can cancel a development), and therefore is not appropriated to profit or loss.

(b)	The estimated cost of units sold and in inventory to be incurred do not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

As of December 31, 2021, the percentage of assets consolidated in the financial statements related to ventures included in the equity segregation structure of the development stood at 52.6% (53.0% in 2020).

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.	Additional Information on the Statement of Cash Flows

(i)	Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flows:

	2021	2020	2019

Capital contribution (reduction)	(684)	3,246	19,846
Capitalized financial charges (Note 12)	(37,045)	(33,107)	(30,358)
Physical barter – Land (Note 17)	(27,931)	(43,917)	(29,871)
Divestment in Alphaville Urbanismo	-	-	78,008
	(65,660)	(73,778)	37,625

(ii)	Reconciliation of the asset and liability changes with the cash flows from financing activities

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 2020	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Other	Closing balance 2020

Loans, financing and debentures (Notes 12 and 13)	(940,924)	(710.250)	7.544	138.145	(59.410)	-	(1.564.895)
Loans (Note 21.1)	36,740	-	-	7.725	(53.466)	-	(9.001)
Paid-in capital (Note 18.1)	(1,083,249)	(724)	-	-	-	(164.602)	(1.248.575)
Capital reserve (Note 18.1)	(250,599)	-	-	-	-	-	(250.599)
	(2,238,032)	(710.974)	7.544	145.870	(112.876)	(164.602)	(3.073.070)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.	Subsequent events

(i)	Transformation of “Fundo Akita” into a “Sociedade Anonima”

On March 17, 2022, Gafisa Propriedades, a subsidiary of the Company, approved the transformation of the real estate investment fund Akita into a “Sociedade Anonima – S/A”, which will enable it to use the assets owned by the fund more efficiently. The transformation does not change the fund’s equity and will be made to give continuity, which after registry with the competent bodies will only replace shares for stocks. Finally, it is worth noting that the corporate purpose of Akita shall remain unchanged, enabling the use of assets to generate sales revenue or rental income at market prices, which is in line with the Company’s strategy to maximize its operational efficiency.

(ii)	M&A transactions

a.	Acquisition proposal of Bait Incorporadora

On March 21, 2022, the Company informed its shareholders and the market in general that it has executed a binding proposal for the acquisition of the totality of the capital stock of Bait, Inc. (“Bait”), one of the most important real estate developers in the high and very high-income segment in Rio de Janeiro. The Company believes that the future combination of its assets with those of Bait has great potential for value generation, and that this is a relevant step in the company's repositioning towards the high and very high-income segment, and further reinforcing Gafisa's position in the large real estate market of Rio de Janeiro. On June 27,2022, the Company informed that it has proceeded with the filling of the transaction before the Brazilian Antitrust Agency (Conselho Administrativo de Defesa da Concorrência – “CADE”), one of the conditions precedent to the closing of the transaction.

The transaction will involve the payment of cash and real estate assets, with a part in cash having certain future events as a necessary condition for the disbursement of additional financial resources. The completion of the acquisition will depend on the fulfillment of conditions precedent and the signing of definitive documents.

b.	São Jose transaction

On May 11, 2022, the Company informed its shareholders and the market in general that that a preliminary Memorandum of Understanding (“MOU”) aiming to acquiring Construtora São José (“São José”), a reference in the development of high-luxury real estate projects in the greater São Paulo. If concluded, this transaction will entail both cash assets and debt assumption, and any amount are still subject to confirmation and due diligence. On May 18, 2022, the Company informed it has proceeded with the filling of the transaction before the Brazilian Antitrust Agency (Conselho Administrativo de Defesa da Concorrência – “CADE”). The closing of this transaction is subject to the fulfillment of certain conditions precedent – among which approval by Conselho Administrativo de Defesa da Concorrência – CADE, the Brazilian anti-trust organization, as well as due diligence, obtaining necessary authorizations, and the negotiation of the final documents.

(iii)	Transactions with the financial market

On March 22, 2022 and April 27, 2022, the Company informed that it has has closed two transactions with Kinea Investimentos for the development of Real Estate projects, in the amounts of approximately (i) R$ 70 million for a development with R$175 million of PSV and (ii) R$ 80 million for a development with R$ 230 million of PSV, respectively. Both projects are located in the in the high-end neighborhood of Itaim in São Paulo.

(iv)	Shareholding movements

On March 28, 20222, the Company informed its shareholders and the market in general that JPMorgan Chase & Co, through its subsidiaries, reached a stake position of 5.06%. Additionally, on April 13, 2022, the Company informed its shareholders and the market that JP Morgan had decreased its stake position to less than 5.0%.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019

(a)	Description of the GAAP differences

The Company’s accounting policies and its consolidated financial statements comply with and are prepared in accordance with Brazilian GAAP.

A summary of the Company’s principal accounting policies under Brazilian GAAP that differ significantly from US GAAP is set forth below.

(i)	Revenue recognition

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019--Continued

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

Under US GAAP, ASU 2016-13: Financial Instruments—Credit Losses (Topic 326) related to the allowance for credit losses is effective for fiscal years beginning after December 15, 2019. Therefore, for US GAAP purposes, the Company has derecognized its allowance for expected credit losses for the year ended December 31, 2019.

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019--Continued

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019--Continued

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

Deferred tax assets are recognized to the extent supported by reversing taxable temporary differences under both Brazilian GAAP and US GAAP for our most significant tax-paying components. Furthermore, for US GAAP purposes, deferred income tax results are allocated between the pretax loss from operations and the gain on discontinued operations. The differences in the amount of deferred tax asset considered realizable for the respective years are an income of R$7,141 and R$11,380 in 2021 and 2020, respectively, and an expense of R$12,102 in 2019. Additionally, there is no tax benefit associated with share-based payments due to the valuation allowance position.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i)	Net income (loss)

	Note	2021	2020	2019

Net income (loss) under Brazilian GAAP attributable to owners of Gafisa S.A.		90,191	(73,160)	(26,040)
Revenue recognition - net operating revenue	32(a)(i)	(91,014)	141,406	(13,536)
Revenue recognition - operating costs	32(a)(i)	62,558	(87,273)	7,551
Revenue recognition – allowance for expected credit losses	32(a)(i)	-	-	(719)
Equity pick-up	32(a)(i)	(322)	5,526	(3,134)
Present value adjustment on revenue recognition adjustments above and other		998	(1,844)	2,796
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	7,027	1,851	31
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(19,068)	(12,640)	(27,638)

Net income (loss) attributable to shareholders of Gafisa under US GAAP		50,370	(26,134)	(60,689)

Net income attributable to the non-controlling interests under US GAAP		(204)	(479)	(361)

Net income (loss) under US GAAP		50,166	(26,613)	(61,050)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		296,036	179,882	68,584
Earnings (loss) per share attributable to shareholders of Gafisa
Basic	32(d)(iv)	0.1695	(0.1479)	(0.8901)
Diluted	32(d)(iv)	0.1677	(0.1479)	(0.8901)

(a)	Net income (loss) from continuing operations

	Note	2021	2020	2019

Net income (loss) under Brazilian GAAP from continuing operations.		89,986	(73,638)	(26,401)
Revenue recognition - net operating revenue	32(a)(i)	(91,014)	141,406	(13,536)
Revenue recognition - operating costs	32(a)(i)	62,558	(87,273)	7,551
Revenue recognition – allowance for expected credit losses	32(a)(i)	-	-	(719)
Equity pick-up	32(a)(i)	(322)	5,526	(3,134)
Present value adjustment on revenue recognition adjustments above and other		999	(1,845)	2,796
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	7,027	1,851	31
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(19,068)	(12,640)	(27,638)

Net income (loss) under US GAAP from continuing operations		50,166	(26,613)	(61,050)
Weighted-average number of shares outstanding in the year (in thousands)
Common shares		296,036	179,882	68,584
Earnings (loss) per share from continuing operations
Basic	32(d)(iv)	0.1695	(0.1479)	(0.8901)
Diluted	32(d)(iv)	0.1677	(0.1479)	(0.8901)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019--Continued

(b)	Reconciliation of significant differences between Brazilian GAAP and US GAAP--Continued

(ii)	Equity

	Note	2021	2020	2019

Equity under Brazilian GAAP		1,815,251	1,553,440	881,410
Revenue recognition - net operating revenue	32(a)(i)	(1,347,100)	(1,282,587)	(1,144,341)
Revenue recognition - operating costs	32(a)(i)	1,062,863	1,026,904	890,934
Revenue recognition – allowance for expected credit losses	32(a)(i)	-	(1,101)	1,101
US GAAP adjustment equity accounted investees	32(a)(i)	(5,943)	(5,621)	(11,147)
Reversal of write-down in net realizable value due to an increase in market value	32(a)(ii)	(59,346)	(40,278)	(27,638)
Deferred tax on adjustments above, net of valuation allowance	32(a)(v)	17,676	10,656	3,669
Business combination, due to revenue recognition		52,202	52,202	-

Equity attributable to shareholders of Gafisa under US GAAP		1,535,603	1,313,615	593,988

Equity attributable to non-controlling interests under US GAAP		703	(3,989)	1,435

Equity under US GAAP		1,536,306	1,309,626	595,423

Condensed changes in total equity under US GAAP	2021	2020	2019

At beginning of the year	1,309,626	595,423	240,418
Changes in equity, BRGAAP	3,353	2,944	10,755
Stock options	2,941	245	417
Net profit (loss) attributable to Gafisa	50,370	(26,134)	(60,689)
Capital increase	165,326	742,001	404,961
Non-controlling interests	4,692	(5,424)	(439)
Other	(2)	571	-
At end of the year	1,536,306	1,309,626	595,423

Condensed equity under US GAAP	2021	2020	2019

Equity
Common shares, comprising 337,149,506 shares outstanding (2020 – 300,334,531; 2019 – 117,018,984)	1,248,575	1,083,249	2,926,280
Treasury shares	(2,632)	(2,632)	(43,517)
Accumulated reserve (losses)	289,660	232,998	(2,288,775)

Total equity attributable to shareholders of Gafisa	1,535,603	1,313,615	593,988

Equity attributable to non-controlling interests	703	(3,989)	1,435

Total equity	1,536,306	1,309,626	595,423

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019-- Continued

(c)	Recent US GAAP accounting pronouncements

(i)	Recently adopted US GAAP accounting standards

The adoption of the following Updates is neither applicable nor had a material impact on our consolidated financial statements.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

In March 2020, the FASB issued ASU 2020-03: Codification improvements to financial instruments. The amendments related to Issue 1, Issue 2, Issue 4, and Issue 5 are conforming amendments. For public business entities, the amendments are effective upon issuance of this final Update. The amendment related to Issue 3 is a conforming amendment that affects the guidance in the amendments in Accounting Standards Update No. 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. That guidance relates to the amendments in Accounting Standards Update No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The effective date of Update 2019-04 for the amendments to Update 2016-01 is for fiscal years beginning after December 15, 2019. The amendments related to Issue 6 and Issue 7 affect the guidance in the amendments in Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

(ii)	Recently issued US GAAP accounting standards

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. The amendments in this Update clarify an issuer’s accounting for modifications or exchanges of freestanding written call options that remain equity-classified after modification. The ASU is effective for all entities for interim and annual periods in fiscal years beginning after December 15, 2021. Early adoption is permitted, including adoption in an interim period, as of the beginning of that fiscal year.

In July 2021, the FASB issued ASU 2021-05, Leases (Topic 842): Lessors – Certain Leases with Variable Lease Payments. The amendments in this Update require a lessor to classify a lease with entirely or partially variable payments that do not depend on an index or rate as an operating lease if a different classification would result in a commencement date selling loss (Day 1 loss). For entities that have adopted ASU 2016-02, Leases, as of July 19, 2021, ASU 2021-05 is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2021. All other entities for annual periods in fiscal years beginning after December 15, 2021 and interim periods in fiscal years beginning after December 15, 2022. Early adoption is permitted. For entities that have not yet adopted ASU 2016-02 as of July 19, 2021, ASU 2021-05 is effective on adoption of 2016-02.

In October 2021, the FASB issued ASU 2021-07, Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards. The amendments in this Update provide a practical expedient to determine the fair value of equity-classified private company share-based payment awards. The ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted for financial statements that have not been issued or made available for issuance as of October 25, 2021.

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this Update provide an exception to fair value measurement for revenue contracts acquired in business combinations. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2022 and all other entities for annual and interim periods in fiscal years beginning after December 15, 2023. Early adoption is permitted.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(c)	Recent US GAAP accounting pronouncements--Continued

(ii)	Recently issued US GAAP accounting standards--Continued

In November 2021, the FASB issued ASU 2021-09, Leases (Topic 842): Discount Rate for Lessees That Are Not Public Business Entities. The amendments in this Update clarify the risk-free discount rate practical expedient for private entity lessees. For entities that have not yet adopted ASU 2016-02 by November 11, 2021, the ASU is effective on adoption of ASU 2016-02. For entities that have adopted ASU 2016-02 as of November 11, 2021, this ASU is effective for annual periods in fiscal years beginning after December 15, 2021 and interim periods in fiscal years beginning after December 15, 2022. Earlier application is permitted as of the beginning of the fiscal year of adoption.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. The amendments in this Update require new annual disclosures for entities receiving government assistance. This ASU is effective for all entities (except not-for-profit entities and employee benefit plans within the scope of Topics 960, 962, and 965 on plan accounting) for annual periods in fiscal years beginning after December 15, 2021. The ASU may be applied prospectively from the date of initial application or retrospectively. Early application is permitted.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(c)	US GAAP condensed consolidated financial information

Based on the reconciling items and discussion above, the Gafisa S.A. consolidated balance sheets, statements of income (loss), and statement of changes in shareholders’ equity (see b(ii)) under US GAAP have been recast in condensed format as follows:

(i)	Condensed consolidated balance sheets under US GAAP

	2021	2020	2019
Assets
Current assets
Cash and cash equivalents	35,424	29,038	12,435
Short-term investments	417,411	567,821	368,335
Restricted short-term investments	159,950	25,261	33,560
Trade accounts receivable, net	11,324	45,478	53,558
Properties for sale	2,684,595	2,219,188	1,658,394
Prepaid expenses	1,586	890	1,860
Other	158,642	197,239	165,116
	3,468,932	3,084,915	2,293,258
Non-current assets
Long-term investments	400,893	-	-
Investments in associates	318,268	353,993	115,216
Investment property	111,933	119,119	-
Property and equipment, net	44,033	25,181	14,159
Intangibles assets	167,814	4,530	7,084
Trade accounts receivable, net	3,093	20,276	12,472
Properties for sale	531,111	305,460	279,207
Other	169,012	228,240	200,331
	1,746,157	1,056,799	628,469

Total assets	5,215,089	4,141,714	2,921,727

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(i)	Condensed consolidated balance sheets under US GAAP--Continued

	2021	2020	2019
Liabilities
Current liabilities
Loans and financing	384,134	332,447	426,124
Debentures	20,291	126,862	158,179
Payables for purchase of properties	198,757	184,857	115,156
Payables for goods and services suppliers	55,371	122,576	95,450
Taxes and labor contributions	51,461	77,845	48,385
Advances from customers	889,042	815,957	696,944
Obligations assumed on the assignment of receivables	7,579	13,296	20,526
Other	532,843	433,626	361,197
	2,139,478	2,107,466	1,921,961
Non-current liabilities
Loans and financing	490,983	338,027	107,029
Debentures	673,816	143,588	39,346
Deferred tax liabilities and social contribution	87,361	14,649	12,115
Payables for purchase of properties	126,867	79,400	93,075
Obligations assumed on the assignment of receivables	6,552	10,896	19,835
Provisions for legal claims	120,034	103,417	123,878
Other	33,692	34,645	9,065
	1,539,305	724,622	404,343

Equity attributable to shareholders of Gafisa	1,535,603	1,313,615	593,988
Equity attributable to non-controlling interest	703	(3,989)	1,435

Total equity	1,536,306	1,309,626	595,423

Total liabilities and equity	5,215,089	4,141,714	2,921,727

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(ii)	Condensed consolidated statements of operations under US GAAP

	2021	2020	2019
Gross operating revenue
Real estate development and sales of properties	790,426	1,093,302	427,383
Taxes on services and revenues	(63,132)	(67,852)	(41,174)

Net operating revenue	727,294	1,025,450	386,209
Operating costs	(566,188)	(815,177)	(302,772)

Gross (loss) profit	161,106	210,273	83,437

Operating income (expenses)
Selling general and administrative expenses	(158,690)	(119,482)	(69,022)
Other	133,428	(52,434)	(45,805)
Income (loss) before financial income and expenses and income tax and social contribution	135,844	38,357	(31,390)

Financial income	65,867	28,537	16,682
Financial expenses	(109,449)	(103,376)	(73,510)
Income (loss) before income tax and social contribution	92,262	(36,482)	(88,218)

Current tax, including social contribution	(13,678)	(7,608)	37,259
Deferred tax, including social contribution	(64,285)	1,851	(1,954)
Total income tax and social contribution	(77,963)	(5,757)	35,305

Income (loss) before equity in results and
non-controlling interests	14,299	(42,239)	(52,913)
Income from equity method investments	35,867	15,626	(8,137)

Net loss for the year for continuing operations	50,166	(26,613)	(61,050)

Net income (loss) for the year for discontinued operations	-	-	-

Net income (loss) for the year	50,166	(26,613)	(61,050)

Net income (loss) attributable to the non-controlling interests	(204)	(479)	(361)
Net loss attributable to shareholders of Gafisa	50,370	(26,134)	(60,689)

(iii)	Condensed consolidated statements of comprehensive income (loss)

	2021	2020	2019

Net income (loss) for the year	50,166	(26,613)	(61,050)

Total comprehensive income (loss), net of taxes	50,166	(26,613)	(61,050)

Attributable to:
Non-controlling interests	(204)	(479)	(361)
Shareholders of Gafisa	50,370	(26,134)	(60,689)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(iv)	Earnings (loss) per share--Continued

The table below presents the determination of net income available (loss) allocated to common shareholders and weighted average common shares outstanding used to calculate basic and diluted earnings (loss) per share.

	2021	2020	2019

Basic numerator
Declared dividends	-	-	-
U.S. GAAP undistributed profit (loss)	50,370	(26,134)	(60,689)
Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	50,370	(26,134)	(60,689)

Basic denominator (in thousands of shares)
Weighted-average number of shares	296,036	179,882	68,584
Basic earnings (loss) per share – U.S. GAAP - R$	0.1701	(0.1453)	(0.8849)

	2021	2020	2019

Diluted numerator
Dividends proposed	-	-	-
U.S. GAAP undistributed profit (loss)	50,370	(26,134)	(60,689)

Allocated U.S. GAAP undistributed profit (loss) available for Common shareholders	50,370	(26,134)	(60,689)

Diluted denominator (in thousands of shares)
Weighted-average number of shares	296,036	179,882	68,584
Stock options	3.022	6,613	836
Antidilutive effect	-	(6,613)	(836)

Diluted weighted-average number of shares	299,058	179,882	68,584

Diluted earnings (loss) per share – U.S. GAAP - R$	0.1684	(0.1453)	(0.8849)

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

(d)	US GAAP condensed consolidated financial information--Continued

(v)	Additional information – income taxes

Change in the valuation allowance for net operating losses and temporary differences was as follows:

	2021	2020	2019

Opening balance at January 1	(875,477)	(810,140)	(758,723)
Change in valuation allowance	47,638	(65,337)	(51,417)
Closing balance at December 31	(827,839)	(875,477)	(810,140)

The Company reduces its deferred tax asset with a valuation allowance such that the amount of the net deferred tax asset is the amount that is more likely than not to be realized. During the year 2021, movements in the valuation allowance amounted to a net decrease of R$47,638 and there was no utilization of operating loss carryforwards.

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

As of December 31, 2021, 2020 and 2019, the Company has no amount recorded for any uncertainty in income taxes.

Gafisa S.A.

Notes to the consolidated financial statements

December 31, 2021

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

32.	Supplemental Information - Summary of Principal Differences between Brazilian GAAP and accounting principles generally accepted in the United States “US GAAP” for the years ended December 31, 2021, 2020 and 2019- Continued

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

Statement of Cash flow	2021	2020	2019

Operating activities	(279,915)	(452,895)	44,019
Investing activities	(284,083)	(237,933)	(300,620)
Financing activities	570,384	693,784	236,732

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